Form 20-F
period 2002-12-31
EKSPORTFINANS ASA
filed 2003-06-20
CIK 700978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to __________________

Commission file number: 1-8427

EKSPORTFINANS ASA
 (Exact name of Registrant as specified in its charter)

Kingdom of Norway
(Jurisdiction of incorporation or organization)

Dronning Mauds gt. 15, N-0250 Oslo, Norway
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

5.75% USD Notes due 2006
1.80% JPY Notes due 2010
6.875% SEK Notes due 2004
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

151,765 shares, with nominal value of NOK 10,500 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

FORWARD-LOOKING STATEMENTS
PRESENTATION OF INFORMATION AND EXCHANGE RATES
PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Item 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
B. CAPITALIZATION AND INDEBTEDNESS
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
D. RISK FACTORS
Item 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
B. BUSINESS OVERVIEW
LOANS
General
Composition of Loans
Currency of Loans
Geographic Distribution of Loans
Credit Support for Loans
Credit Monitoring and Assessment
Export-related Loans
Municipal and County Loans
Non-Performing Loans
Arrangement with the Norwegian Government
Liabilities of the Shareholders in respect of Eksportfinans’s Indebtedness
Financial Investments
SUPERVISION AND REGULATION
COMPETITION
C. ORGANIZATIONAL STRUCTURE
D. PROPERTY, PLANTS AND EQUIPMENT
Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. OPERATING RESULTS
B. LIQUIDITY AND CAPITAL RESOURCES
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
D. TREND INFORMATION
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
B. COMPENSATION
C. BOARD PRACTICES
Board of Directors
Executive Management
Council of Representatives
EMPLOYEES
E. SHARE OWNERSHIP
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
B. RELATED PARTY TRANSACTIONS
C. INTERESTS OF EXPERTS AND COUNSEL
Item 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
B. SIGNIFICANT CHANGES
Item 9. THE OFFER AND LISTING
Item 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
C. MATERIAL CONTRACTS
D. EXCHANGE CONTROLS
E. TAXATION
F. DIVIDENDS AND PAYING AGENTS
G. STATEMENTS BY EXPERTS
H. DOCUMENTS ON DISPLAY
I. SUBSIDIARY INFORMATION
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Item 15. Controls and Procedures
Item 16.
PART III
Item 17. FINANCIAL STATEMENTS
Item 18. FINANCIAL STATEMENTS
Item 19. EXHIBITS
SIGNATURES
Articles of Association(English Translation)
Computation of Ratio of Earnings to fixed charges
Consent of Independant Accountants
Certain information on the Kindom of Norway
906 Certification
906 Certification

FORWARD-LOOKING STATEMENTS

     Except for historical statements and discussions, statements contained in this annual report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Act of 1934. Any other document of Eksportfinans ASA filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, or “continue” or similar terms.

     These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.

     You are cautioned not to put undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Actual results, performance or events may differ materially from those in such statements due to, without limitation:

•	changes in competitive conditions in any of the markets in which we operate;

•	changes in the regulatory environment in any of the markets in which we operate;

•	changes in political, social or economic conditions in any of the markets in which we operate;

•	market and interest rate fluctuations;

•	the ability of counterparties to meet their obligations to us;

•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

•	political and social developments, including war, civil unrest or terrorist activity;

•	foreign exchange rates;

•	operational factors such as systems failure, human error, or the failure to properly implement procedures;

•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

•	the effects of changes in laws, regulations or accounting policies or practices;

•	changing levels of competition in the geographic and business areas in which we conduct our operations;

•	the ability to retain and recruit qualified personnel; and

•	various other factors beyond our control.

- i -

     For further discussion of these and other factors, see Item 3.D. “Risk Factors,” Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures about Market Risk.”

     All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified by these risk factors.

- ii -

PRESENTATION OF INFORMATION AND EXCHANGE RATES

     In this annual report, we use the term “us”, “we”, “our” and Eksportfinans for Eksportfinans ASA. We use the term Kommunekreditt for Eksportfinans’s subsidiary, Kommunekreditt Norge ASA. The term “Company” refers to Eksportfinans and Kommunekreditt as a financial group.

     Except as otherwise specified, all amounts in this annual report are expressed in Norwegian kroner (“kroner”, “NOK” or “krone”).

     For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (“U.S. dollars”, “$” or “USD”) in this annual report have been made at the rate of NOK 6.9657 = $1.00 ($0.1436 = NOK 1), the Central Bank of Norway’s mid-market exchange rate for year-end 2002. On June 13, 2003, such rate was NOK 6.9369 = $1.00 ($0.1442 = NOK 1). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.

     Certain figures set forth in this annual report have been rounded to the nearest whole number or the nearest decimal. In addition, certain percentages have been calculated using rounded figures. As a consequence of rounding, in certain instances, the sum of the numbers in a column may not conform to the total figure given for that column.

For further information on exchange rates see Item 3.A. “Selected Financial Data — Exchange Rates.”

- iii -

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

     The following income statement and balance sheet data, expressed in NOK, have been selected from our audited financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 that appear elsewhere herein and from our audited annual financial statements as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 appearing in our published Annual Reports.

     We prepare our financial statements in accordance with accounting principles generally accepted in Norway (“Norwegian GAAP”). Norwegian GAAP varies in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The application of U.S. GAAP would have affected net income for each of the three years in the period ended December 31, 2002 and shareholders’ equity as of December 31, 2002, 2001 and 2000 to the extent summarized in note 35 to our financial statements.

     The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the financial statements for 2002, 2001 and 2000 and notes included elsewhere herein.

INCOME STATEMENT DATA

	Year ended December 31,

	2002	2002	2001	2000	1999	1998

	(Millions
	of USD)	(Millions of NOK)
INTEREST AND RELATED INCOME:
Interest and related income on loans and receivables due from customers	201	1,402	2,384	2,947	2,057	1,797
Interest and related income on securities and on loans and receivables due from credit institutions and other interest and related income	152	1,061	2,333	3,057	2,088	2,144

Total	353	2,463	4,717	6,004	4,145	3,941
INTEREST AND RELATED EXPENSES:
Total	(295)	(2,057)	(4,257)	(5,579)	(3,761)	(3,598)

NET INTEREST INCOME	58	406	460	425	384	343
Commissions and income related to banking services (1)	1	5	0	0	0	0
Commissions and expenses related to banking services	(1)	(6)	(7)	(20)	(9)	(12)
Net gains (losses) on securities and foreign currencies	1	5	5	12	0	(43)
Other operating income	1	8	6	6	6	6
Total operating expenses	(18)	(127)	(121)	(107)	(95)	(84)

NET INCOME BEFORE TAXES	42	291	343	316	286	210
Income taxes	(12)	(83)	(94)	(65)	(74)	(49)

NET INCOME	30	208	249	251	212	161

PER SHARE DATA:
Net income	0.20	1.37	1.64	1.95	1.64	1.36
Dividends (2)	0.08	0.55	0.82 *	0.98	0.98	1.19
U.S. GAAP (3):
Income before extraordinary items and cumulative effect of change in accounting principle	75	523	1,296	261	211	161
Cumulative effect of change in accounting principle, net of related tax effect**	0	0	624	0	0	0

Estimated net income in accordance with U.S. GAAP	75	523	1,920	261	211	161

Shares outstanding at December 31		151,765	151,765	129,000	129,000	118,250
NORWEGIAN ACCOUNTING PRINCIPLES:
Ratio of earnings to fixed charges (4)		1.14	1.08	1.06	1.08	1.06
U.S. ACCOUNTING PRINCIPLES:
Ratio of earnings to fixed charges (3)(4)		1.35	1.42	1.06	1.08	1.06

*	On July 3, 2001 the Company paid an extraordinary dividend of NOK 374.1 million. Including such amount, dividends per share were NOK 3.28.

**	The increase in 2001 is due to the implementation of Financial Accounting Standard 133. See our financial statements, note 35.

BALANCE SHEET DATA

	As of December 31,

	2002	2002	2001	2000	1999	1998

	(Millions
	of USD)	(Millions of NOK)
ASSETS
Cash, bank deposits, investments and bonds held to maturity	5,616	39,118	32,699	28,709	25,154	23,680
Total loans (5)	7,348	51,182	51,506	49,115	42,056	33,062
TOTAL ASSETS	13,074	91,073	85,127	79,305	69,979	58,790
LIABILITIES
Commercial paper and short-term notes	4,089	28,479	19,345	16,646	13,477	8,430
Long-term notes and reacquired debt	7,988	55,645	53,927	49,915	49,989	44,384

TOTAL BORROWINGS THROUGH THE ISSUE OF SECURITIES	12,077	84,124	73,272	66,561	63,466	52,814
Subordinated debt	126	880	1,976	2,121	2,108	1,897
Preferred capital securities	100	697	901	885	804	760
SHAREHOLDERS’ EQUITY
Share capital	229	1,594	1,594	1,355	1,355	1,242
Share premium reserve	23	162	162	0	0	0
Other equity	106	736	612	861	736	644

TOTAL SHAREHOLDERS’ EQUITY (after dividends declared)	358	2,492	2,368	2,216	2,091	1,886

Estimated shareholders’ equity in accordance with U.S. GAAP	681	4,746	4,205	2,392	2,204	2,002
FINANCIAL RATIOS/OPERATING STATISTICS
Return on average equity (6)		8.54%	10.90%	11.67%	10.66%	8.70%
Dividend (as a percentage of share capital)		5.21%	7.80%	9.30%	9.30%	11.30%
Return on assets (7)		0.45%	0.50%	0.51%	0.54%	0.56%
Operating and administrative expenses/ average assets		0.12%	0.12%	0.12%	0.12%	0.13%
BALANCE SHEET STATISTICS
Capital adequacy (8)		21.56%	25.00%	27.20%	30.45%	33.81%
Public sector share of total loans as borrowers/guarantors		67.97%	62.60%	51.03%	36.10%	18.75%
Total loans outstanding/ total assets		56.20%	60.50%	61.93%	60.10%	56.24%

(1)	Income on guarantees is included in this item — see notes 3 and 36 to the financial statements.

(2)	The dividend per share amount for each year represents the distribution out of net income proposed by the Board of Directors for that year. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders of Eksportfinans. The proposed dividend for each year was approved at the annual general meeting of Eksportfinans held during the following year and was paid in such following year.

(3)	See note 35 to our financial statements for a discussion of differences between Norwegian GAAP and U.S. GAAP for the three-year period ended December 31, 2002.

(4)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses and premiums on long-term debt issued and rental expense. The ratio of U.S. GAAP earnings to fixed charges is based on U.S. GAAP income before extraordinary items.

(5)	Total loans include loans and receivables due from customers and a portion of loans and receivables due from credit institutions. See note 15 to our financial statements.

(6)	Net income divided by average shareholders’ equity (average based on beginning and end of year).

(7)	Net interest income (including provisions) divided by average assets (average based on quarterly numbers).

(8)	As provided by the Norwegian Financial Activity and Financial Institutions Act 1988, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy, which took effect on March 31, 1991. As the principal measure of capital adequacy, the guidelines apply a risk-asset ratio, which compares the total of assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital and supplementary capital. The minimum capital requirement is 8%.

EXCHANGE RATES

     The following table sets forth, for the periods indicated, information concerning the exchange rate for Norwegian kroner into United States dollars based on the noon buying rate of the Federal Reserve Bank of New York, expressed in Norwegian kroner per U.S. dollar.

     The following table sets forth the high and low noon buying rates for the previous six months:

NOON BUYING RATES

	High	Low

November 2002	7.3990	7.2219
December 2002	7.3140	6.9375
January 2003	7.0020	6.8290
February 2003	7.1980	6.9130
March 2003	7.4640	7.0590
April 2003	7.3180	6.9950
May 2003	7.0300	6.6450
June 2003 (through June 13)	7.0170	6.7250

     The following table sets forth for the previous five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end

1998	7.5556	7.5800
1999	7.8351	8.0100
2000	8.8307	8.8010
2001	9.0331	8.9724
2002	7.9253	6.9375

The noon buying rate on June 13, 2003, was NOK 6.9330 = $1.00 ($0.1442 = NOK 1).

     B.     CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

   C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

   D.     RISK FACTORS

     Any termination of beneficial arrangements we have with the Norwegian Government would have detrimental effects on our income and business

     We have several agreements with the Norwegian Government under which we are the exclusive and sole provider of government-supported loans and are a promoter of Norwegian exports through our extension of competitive export credits that are supported by the Government. In return, the Norwegian Government either makes payments to the Company sufficient to offset any interest and foreign exchange losses that the Company might incur in connection with foreign currency loans, borrowings and NOK transactions related to such lending, or makes payments to the Company sufficient to protect it against interest and foreign exchange losses over the life of these transactions. Since these arrangements significantly assist in securing the Company’s business and revenues, should any of them be unfavorably amended or terminated, the Company’s profit margins, income and business would be adversely affected. There can be no assurance that the Norwegian Government will continue to extend government-supported loans or to participate in beneficial programs for developing countries. For instance, in October of 2001, the Norwegian Parliament resolved to discontinue allocating funds for mixed credits. As a result, disbursements under our mixed credit program have declined from NOK 257 million in 1999 to NOK 27 million in 2002. Similarly, a reduction or termination of government-supported loans (see Item 4.B. “Business Overview — Loans — Export-related Loans — Government Supported Loans”) by the Norwegian Government would have a negative effect on the Company’s ability to remain competitive and would negatively affect the Company’s profit margin.

     Negative developments in the Norwegian export industry and the Norwegian economy may decrease the volume of export loans we extend and harm our business

     If international market conditions cause a decrease in demand for products and goods exported from Norway, Norwegian exporters who normally fund their export credits through the Company may decrease or discontinue their use of the Company’s services. This would have an adverse effect on the Company’s ability to generate revenue through the disbursement of new loans through its export credit lending business. The same would be the case if major exporters who normally fund their export credits through the Company move the production of goods and services from Norway.

     Similarly, if the Norwegian legal or economic environment should become unable to support the taking of loans by municipalities and counties, the volume of loans made by the Company to these entities will decrease, negatively affecting the Company’s income and business.

     Increasing competition may adversely affect our market share

     Competition in the Company’s business is based on service, product, features, price, commission structure, financial strength and name recognition. The Company competes with a large number of other credit institutions, including domestic and foreign banks. Some of these institutions offer a broader array of products, have more competitive pricing and may have greater financial resources with which to compete. Increasing competition may significantly negatively affect the Company’s results if the Company is unable to match the products and services of its competitors.

     Reduced accessibility to the international capital markets at a desired interest rate could lower our profit margins

     Since the Company funds its business activities through the international capital markets mainly by issuing fixed-rate debt that is swapped into floating-rate liabilities in Norwegian kroner, euro or U.S. dollars (the Company’s base currencies), reduced differences between the new issue spreads and the swap spreads, all other things being equal, will have a negative impact on the Company’s earnings.

     Furthermore, any situation that impairs the Company’s access to the market or increases the cost of financing could have a negative effect on its profit margin. For instance, the Company must compete with domestic and foreign financial institutions in the capital markets for financing. This competition could raise the cost of financing to the Company by forcing it to offer higher interest rates in order to attract investors. Unless this is followed by a similar shift in the swap curve, the Company’s earnings will suffer.

     Changes in interest rates may reduce our earnings

     Increases in interest rates may force the Company to respond by offering higher interest rates to investors when seeking financing in the capital markets. Furthermore, market conditions may result in lower interest rates on loans extended by the Company and on its investments. These interest rate scenarios may have a negative effect on the earnings of the Company.

     Decreases in interest rates on assets funded by the Company’s equity capital will negatively affect the Company’s profit.

     Similarly, if the Company were to receive a downgrade in its credit rating, it would likely become necessary to offer increased interest rates in the capital markets in order to obtain financing, which could lower the Company’s earnings and negatively affect its business.

     Our hedging strategies may not prevent losses

     The Company is constantly attempting to manage interest rate, currency and other market-related risks, as well as refinancing risks. If any of the variety of instruments and strategies the Company uses to hedge its exposure to various types of risk is not effective, it may incur losses. The Company may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.

     Our derivatives counterparties may not honor their contracts

     The Company uses derivative instruments to hedge market risk and manage the return on our investments. The Company’s derivative strategies employ a variety of instruments including foreign exchange forwards, foreign currency swaps and interest rate swaps. A failure by one or more counterparties to honor the terms of its derivatives contract with the Company could have an adverse effect on the business, results of operations and financial condition of the Company.

     Fluctuations in foreign currency exchange rates could harm our profit margins

     As an international lending institution, the Company is subject to currency risk. At December 31, 2002, approximately 61.0% of the Company’s risk capital was denominated in Norwegian kroner, with the remaining 39.0% denominated in other currencies, predominantly U.S. dollars. Because a greater percentage of the Company’s risk-weighted assets than its risk capital is denominated in U.S. dollars, the Company’s capital ratio is subject to fluctuations resulting from changes in the U.S. dollar/Norwegian krone exchange rate. Earnings may fluctuate due to currency translations, and changes in currency exchange rates adverse to the Company would cause a reduction in profits.

     Additionally, as the Company’s financial statements are reported in Norwegian kroner, a majority of the items presented are subject to fluctuations as a result of changes in the U.S. dollar/Norwegian krone exchange rate.

     Changes in the regulatory and tax environment in which we operate may negatively affect our earnings

     The Company faces a number of regulatory risks, including the effects of change in the laws, regulations and interpretations in Norway. Any changes in the regulatory environment may adversely affect the ability of the Company to conduct its business and may have a resulting negative impact on earnings.

     The profitability of the Company is largely dependent upon the tax regime in which it operates. An adverse change in tax rules may adversely affect earnings.

     We may be unable to retain personnel who are key to our business

     Certain of the Company’s business areas and operational functions will suffer if key personnel were to choose to leave the Company. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our business areas depends on our ability to attract new employees and to retain and motivate our existing employees.

     We may suffer losses due to operational risks

     Operational risk is the risk of adverse effects to our business as a consequence of conducting operations in an improper or inadequate manner, or as a result of external factors. We are exposed to a variety of operational risks, including risks arising from process error, fraud by employees or outsiders, systems failure, unauthorized transactions by employees or operational errors, legal risk, security and physical protection, and staff skills and performance. Any of such risks, if they actually materialize, could have an adverse effect on our results of operation and financial condition.

     Consolidation of the ownership of our shares could negatively affect us

     If one or more of the Company’s owners were to merge or were acquired by another financial institution and as a result the new combined entity had a significantly increased shareholding in the Company, ratings agencies might consider us effectively to be a subsidiary of the combined entity. Depending on the credit rating and financial condition of the combined entity, ratings agencies might then downgrade our credit rating, which could increase our costs of borrowing, decrease our access to capital markets and harm our business.

Item 4.  INFORMATION ON THE COMPANY

   A.     HISTORY AND DEVELOPMENT OF THE COMPANY

     Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. To a lesser extent, Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing. For the latter, fixed-interest loans are available according to the OECD Arrangement on Guidelines for Officially Supported Credits (the “OECD Consensus”) agreed to by most of the member countries of the Organization for Economic Cooperation and Development (the “OECD”). See Item 4.B. “Business Overview”. At the request of the Norwegian Government, Eksportfinans may also from time to time provide other types of financing.

     Eksportfinans’s Articles of Association (the “Articles”) require that all of its loans be supported by, or extended against,

•	guarantees or credit insurances issued by, or claims on, (1) Norway or other countries, including local, regional and foreign authorities and government institutions, with high creditworthiness, (2) Norwegian or foreign banks or insurance companies, or (3) internationally creditworthy Norwegian or foreign companies, as well as

•	certain types of collateral.

     Eksportfinans has to date collected all loans falling due, either from the original obligor or by exercise of guarantees or credit insurances, and therefore has experienced no loan losses.

     The volume of commercial (non-government-supported) financing has surpassed that of government-supported financing as favorable market interest rates and generally more flexible terms have made commercial loans more attractive to borrowers. See Item 4.B. “Business Overview — Loans — Export-related Loans — Commercial Loans.”

     On June 22, 1999, pursuant to an agreement between Eksportfinans and Christiania Bank og Kredittkasse ASA (now Nordea Bank Norge ASA), Eksportfinans acquired 100% of Kommunekreditt in exchange for NOK 118,003,517. In accordance with Norwegian law, Eksportfinans and Kommunekreditt legally became a financial group, with Eksportfinans as the parent company. Kommunekreditt engages in long-term financing of Norwegian local governments and has its headquarters in Trondheim.

     Our principal assets are our loans and investments, which are financed by our equity capital and by borrowings principally in the international capital markets. Our principal source of income is the excess of our interest revenue on our assets over the interest expense on our borrowings.

     Kommunekreditt makes loans without any form of credit enhancement to Norwegian municipalities, counties and to companies that are the joint undertaking of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties or the Norwegian Government. Kommunekreditt provides loans with fixed rates of interest from one month to 10 years or at a floating rate of interest both for refinancing existing loans and for new investments. See Item 4.B. “Business Overview — Loans — Municipal and County Loans.”

     Kommunekreditt’s business is based on utilizing the municipal sector’s creditworthiness in order to provide municipalities and counties with suitable loan products on favorable terms. Kommunekreditt places emphasis on serving as a center of expertise where municipalities and counties can obtain advice and guidance on financing questions and management of their own finances. Kommunekreditt participates actively in strengthening the expertise and technical skills of municipalities and counties in these areas.

     Eksportfinans was incorporated in 1962 as a limited liability company under the laws of the Kingdom of Norway, with the legal name Eksportfinans ASA. See Item 4.B. “Supervision and Regulation”.

     As of the date of this annual report, commercial and savings banks owned 85% of Eksportfinans’s outstanding share capital. On September 11, 2001, the Norwegian State acquired a 15% stake in Eksportfinans through a new issuance of shares. See Item 7. “Major Shareholders and Related Party Transactions.”

     Eksportfinans’s principal executive offices are located at Dronning Mauds gt. 15, N-0250 Oslo, Norway, and its telephone number is
(011-47) 22-01-22-01.

   B.       BUSINESS OVERVIEW

     LOANS

     General

     The Company extends loans to both Norwegian and foreign companies in furtherance of Eksportfinans’s strategy of promoting financing for Norwegian exports and the international operations of Norwegian industry, and to municipalities and counties in furtherance of Kommunekreditt’s strategy of promoting financing to local and county authorities.

     The Company provides both commercial loans and government-supported financing. See Item 4.B. “Business Overview — Loans — Export-related Loans”. Eksportfinans’s loans are supported by or extended against guarantees or credit insurances issued by, or claims on, certain specific types of entities or collateral. Kommunekreditt’s loans to municipalities and counties are not guaranteed or otherwise credit enhanced. Kommunekreditt’s loans to companies, however, are extended against guarantees from municipalities or counties. See Item 4.B. “Business Overview — Loans — Credit Support for Loans.”

     In the case of export transactions, the Company provides both supplier and buyer credits. Supplier credits are those in which the Company has a direct lending relationship with a Norwegian supplier of goods and services. A buyer credit is one where the Company lends to the foreign purchaser of goods or services originating in Norway. In the case of either a supplier credit or buyer credit, the Company typically advances funds to the supplier at the time of invoiced delivery of the underlying goods and services. The majority of the credits are extended as buyer credits. Terms of repayment for commercial loans are agreed between the Company and the borrower. Government-supported loans are subject to the repayment terms set by the OECD for such loans. See Item 4.B. “Business Overview — Loans — Export-related Loans — Government-Supported Loans.” In the case of municipal or county loan transactions, the Company typically extends loans directly to the borrowing municipality or county or company guaranteed by a municipality or county on terms and conditions based on a credit assessment. See Item 4.B. “Business Overview — Loans — Export-related Loans.”

     For export transactions, the Company establishes general lines of credit that may be drawn upon by buyers at the time of invoiced delivery of goods and services from Norway. These credit arrangements are granted primarily to financial, government or other institutions in developing countries, as well as in connection with major industrial projects involving the supply of a wide variety of Norwegian-produced goods. Borrowings under these general credit lines are subject to the availability of funds to the Company at the time of borrowings and to the receipt by the Company of satisfactory credit support for its loans.

     In connection with its export transactions the Company also provides project financing, pursuant to which it lends to an entity that is legally and economically independent from its sponsors. The credit decision is taken on the basis of the entity’s anticipated cash flows, as there typically would be no recourse to the entity’s sponsors. Project financing loans typically are collateralized by the assets of the independent entity. Risks relating to a project financing transaction typically are spread by contract amongst sponsors, lenders, suppliers and customers. All of Eksportfinans’s limited or non-recourse project financing is supported by or extended against guarantees, credit insurance or collateral. In light of these arrangements and the aforementioned collateralization, Eksportfinans believes that the risks associated with project financing are substantially similar in scope and nature to the risks associated with its other lending activities.

     Eksportfinans has fully and irrevocably acquired from some of its shareholders part of their loans to companies in Norwegian export industries. The agreements are based on commercial considerations and the loans acquired are generally of the type extended by Eksportfinans in the normal course of its business. Each such loan acquired is supported by guarantees of the selling institution. In 2002, 2001 and 2000, Eksportfinans acquired loans from its shareholders amounting to NOK 5,601 million, NOK 5,105 million and NOK 3,880 million, respectively.

     In the case of potential imports to Norway financed by foreign export credit agencies, the Company may offer loans according to OECD terms to facilitate deliveries from Norwegian suppliers on competitive terms.

     In an export transaction, the Company is typically involved at an early stage in the negotiations between a supplier of capital goods and a prospective purchaser. A loan offer for either a buyer or supplier credit is an integral part of the underlying transaction and is often given in connection with contract bidding before any agreement has been signed by the parties. Consequently, more than two-thirds of the offers for government-supported loans made by the Company have historically not been consummated because the underlying transactions have not been concluded. The number of offers for commercial loans that have been consummated varies, depending upon the type of loan, the rates offered and other factors.

     The Company offers loans in its export transactions on a supplier or buyer credit basis subject to, among other things, satisfactory loan documentation and credit support. When an offer is accepted by the borrower or, where applicable, the supplier on behalf of the borrower, it constitutes a legally binding loan commitment, subject to any conditions contained in the offer. The Company’s total loan commitments as of December 31, 2002 amounted to NOK 3,880 million (NOK 4,532 million as of December 31, 2001), of which NOK 770 million (2001 — NOK 1,237 million) were for government-supported loans and NOK 3,110 million (2001 — NOK 3,295 million) were for commercial loans, assuming in each case full exercise of the options for such type of loan. It has been the Company’s experience that disbursements made under government-supported loan commitments occur over a period of several years, in contrast to commercial loans, which are generally disbursed at one time. In addition, demand for commercial loans is not necessarily reflected in loan commitments at year-end as, for commercial loans, the period from the time the commitment is given to the time the loan is disbursed is often relatively short.

     In its local government transactions the Company offers loans to municipalities or counties, or to companies having the support of guarantees from municipalities, counties or the Norwegian Government. As of December 31, 2002, Kommunekreditt had loans outstanding to the municipality sector of NOK 28,089 million (2001 — NOK 24,725 million). Kommunekreditt typically finances investments in municipal infrastructure projects such as roads, water and sewage systems, health and social care, schools and cultural institutions. Proceeds of Kommunekreditt’s loans may be used for new projects as well as refinancing of existing loans. Norwegian local governments (municipalities, counties, local government companies and debt guaranteed by local governments) in aggregate borrow between NOK 25,000-30,000 million a year. Kommunekreditt is, and aims to stay, a significant competitor in this market.

     The following table sets forth the amounts of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality loans for each of the last five years:

	Year ended December 31,

(NOK millions)	2002	2001	2000	1999	1998

Loan disbursements (during the year):
Export-related commercial loans	6,705	5,882	5,179	6,256	8,647
Loans to Norwegian municipalities (1)	8,638	9,747	10,648	3,855	0
Export-related Government-supported loans	697	407	1,198	673	630

Total (2)	16,040	16,036	17,025	10,784	9,277

Loans outstanding (at year-end):
Export-related commercial loans	18,877	21,835	26,300	29,248	29,046
Loans to Norwegian municipalities (1)	28,089	24,725	17,695	8,607	0
Export-related Government-supported loans	4,216	4,946	5,120	4,201	4,016

Total	51,182	51,506	49,115	42,056	33,062

(1)	Loans to Norwegian municipalities only began in 1999 following the acquisition of Kommunekreditt on June 22 of that year.

(2)	Amounts for 1998, 1999, 2000, 2001 and 2002 include loans acquired from shareholders amounting to NOK 2,517 million, NOK 1,532 million, NOK 3,880 million, NOK 5,105 million and NOK 5,601 million, respectively.

     See Item 4.B. “Business Overview — Loans — Composition of Loans” for an analysis of the composition of the Company’s loan disbursements and loans outstanding.

     The following table presents an analysis of the Company’s loans outstanding for each of the last five years:

	Year ended December 31,

(NOK millions)	2002	2001	2000	1999	1998

Beginning balance	51,506	49,115	42,056	33,062	25,846
Add — disbursements	16,040	16,036	17,025	10,784	9,277
Deduct — repayments	(10,824)	(13,904)	(12,784)	(10,640)	(3,063)
Adjustments related to year-end Exchange rates (1)	(5,540)	259	2,818	8,850	1,002

Balance at year-end	51,182	51,506	49,115	42,056	33,062

(1)	Amounts in foreign currencies are recorded in kroner at year-end exchange rates.

     During 2002, the Norwegian krone appreciated against most other currencies. In particular, the krone appreciated approximately 23% against the U.S. dollar. As most of our loans in the export sector are denominated in other currencies than NOK, this had a negative effect on the balance of loans outstanding at year-end. Excluding the effects of changes in exchange rates, the balance would have been approximately NOK 5 billion higher, totaling NOK 28 billion.

     Composition of Loans

     Our export-related loans are divided into three categories:

•	ships,

•	capital goods, and

•	additional export-related and international activities.

The additional export-related and international activities category is divided into seven sub-groups all related to the international expansion of Norwegian industry and for domestic investments in Norway, as specified in the footnotes to the table below. Ship loans are loans made in connection with the financing of ships built in Norway for export to other countries. Capital goods loans include loans made to the ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries as well as a variety of other businesses.

     The following tables show the composition of our loan disbursements and loans outstanding by type of financing for each of the last five years:

	Year ended December 31,
Loan disbursements (during the year):
(NOK millions)	2002	2001	2000	1999	1998

Ships (1)	3,317	3,716	3,495	1,877	2,411
Capital goods (1)	1,502	1,147	1,985	1,288	1,090
Norwegian municipal sector (2)	8,638	9,747	10,648	3,855	0
Additional export-related and international activities (3)	2,583	1,426	897	3,764	5,776

Total (4)	16,040	16,036	17,025	10,784	9,277

(1)	Relates to the financing of deliveries from shipyards and excludes ships’ equipment, which is included in capital goods.

(2)	Loans to Norwegian municipalities only began in 1999 following the acquisition of Kommunekreditt on June 22 of that year.

(3)	The sub-groups of additional export-related and international activities are:

	2002	2001	2000	1999	1998

Oil and gas	0	517	0	3,216	152
Pulp and paper	33	105	0	57	1,419
Engineering and construction	296	0	0	0	760
Aluminum, chemicals and minerals	244	0	0	0	0
Pharmaceuticals	0	249	260	0	1,520
Aviation and shipping (*)	124	540	632	490	1,318
Other categories (**)	1,886	15	5	1	607

Total	2,583	1,426	897	3,764	5,776

(*)	The sub-group aviation and shipping relates to financing for the construction of a Norwegian aircraft carrier and general corporate financing of shipping companies.

(**)	The high volume in sub-group other categories refers to the financing of real estate for a major Norwegian exporter.

(4)	Amounts for 1998, 1999, 2000, 2001 and 2002 include loans acquired from shareholders amounting to NOK 2,517 million, NOK 1,532 million, NOK 3,880 million, NOK 5,105 million, and NOK 5,601 million, respectively.

	As of December 31,
Loans outstanding at year-end:
(NOK millions)	2002	2001	2000	1999	1998

Ships (1)	9,401	10,218	9,854	7,344	6,539
Capital goods (1)	6,220	6,881	6,832	5,385	4,827
Loans to Norwegian municipalities (2)	28,089	24,725	17,695	8,607	0
Additional export-related and international activities (3)	7,472	9,682	14,734	20,720	21,696

Total (4)	51,182	51,506	49,115	42,056	33,062

(1)	Relates to the financing of deliveries from shipyards and excludes ships’ equipment, which is included in capital goods.

(2)	Loans to Norwegian municipalities only began in 1999 following the acquisition of Kommunekreditt on June 22 of that year.

(3)	Additional export-related and international activities are:

	2002	2001	2000	1999	1998

Oil and gas	343	590	78	3,293	3,192
Pulp and paper	1,378	1,694	1,668	1,427	2,165
Engineering and construction	421	541	3,274	3,939	3,724
Aluminum, chemicals and minerals	382	142	220	289	360
Pharmaceuticals	127	222	261	3,216	3,095
Aviation and shipping (*)	2,496	5,069	4,963	4,574	4,929
Other categories	2,325	1,424	4,270	3,982	4,231

Total	7,472	9,682	14,734	20,720	21,696

(*)	The sub-group aviation and shipping relates to financing of a Norwegian aircraft carrier and general corporate financing of shipping companies.

(4)	Amounts for 1998, 1999, 2000, 2001 and 2002 include loans acquired from shareholders amounting to NOK 2,517 million, NOK 1,532 million, NOK 3,880 million, NOK 5,105 million, and NOK 5,601 million, respectively.

     As of December 31, 2002, the Company’s loan portfolio to municipalities and counties was split with 84% directly to municipalities and counties and 16% to inter-municipal companies or companies with municipal or county guarantees.

     Currency of Loans

     The following table shows the composition of the Company’s loans by currency of the loans, based upon the contract terms, as of December 31, for each of the last three years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,

(NOK millions, except percentages) (1)	2002		2001		2000

Norwegian kroner	31,933	62.4%	26,883	52.2%	19,954	40.6%
U.S. dollars	16,074	31.4%	20,971	40.7%	25,360	51.6%
Euro	2,336	4.6%	2,828	5.5%	2,952	6.1%
Other	839	1.6%	824	1.6%	849	1.7%

Total	51,182	100%	51,506	100%	49,115	100%

(1)	Amounts in foreign currencies are recorded in kroner using year-end exchange rates.

     For information concerning how the Company manages its foreign currency exposure see Item 11. “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Exchange Risk.”

     Geographic Distribution of Loans

     The following table shows the geographic distribution by country of the Company’s loan portfolio as of December 31, for each of the last five years. Loans are categorized by the country of the borrower.

	As of December 31,

(NOK millions) (1)	2002	2001	2000	1999	1998

Norway (2)	43,773	42,674	39,560	30,025	21,368
Indonesia	893	1,168	1,131	965	836
China	536	670	758	781	744
United States of America	449	253	261	0	0
Liberia (3)	444	608	729	877	1,006

Other (4)	5,087	6,133	6,676	9,408	9,108

Total	51,182	51,506	49,115	42,056	33,062

(1)	Amounts in foreign currencies are recorded in kroner using year-end exchange rates.

(2)	The 1999, 2000, 2001 and 2002 increase in domestic loans is partly due to loans to Norwegian municipalities as a result of the acquisition of Kommunekreditt on June 22, 1999.

(3)	The 2002 amount refers to financing of shipping activities extended to Norwegian ship owners with ships registered under the Liberian flag.

(4)	“Other” does not include any individual country amounts greater than those disclosed above.

     Credits to Norway and other industrialized countries have been to finance principally ships and purchases of foreign assets and, to a lesser extent, the export of capital goods. With respect to domestic loans at year end for 2002, 2001, 2000 and 1999, loans to Norwegian municipalities amounted to NOK 43,773 million, NOK 42,674 million, NOK 39,560 million and NOK 30,025 million, respectively. In each case, the majority of these loans were made on commercial terms.

     Credits to developing countries have been to finance principally exports of capital goods by Norwegian exporters.

     In the National Budget for 2002, the Norwegian Parliament resolved to discontinue the direct allocation of funds for mixed credits. Accordingly, the Company cannot offer further mixed credits, but for those we have already offered, we may proceed with disbursement as planned. The Norwegian Government has made some funds available for untied aid credits (Norwegian aid that is not linked to exports and deliveries from Norway), but it is unclear whether the Company will be asked to participate. Mixed credits and untied aid credits combine traditional export credits with development aid and are subject to rules established by the Development Assistance Committee of the OECD, which require that the grant element be at least 35% to 50% of the total loan, depending on the nation receiving the credit. Under this program, the Norwegian Ministry of Development Cooperation provided the grant portion, and financial institutions, including the Company, provided the export credit portion, which were either government-supported or commercial. The Company has been, with few exceptions, the only Norwegian financial institution that arranged and extended credits.

     The termination of the program extending mixed credits resulted in reduced disbursements of mixed credits and has had a negative effect on our business. Disbursements for such credits were NOK 27 million in 2002, compared to NOK 112 million in 2001.

     Credit Support for Loans

     Eksportfinans’s Articles require that all credits extended be made

•	with the support of guarantees from Norwegian or foreign banks, Norwegian or foreign insurance companies, Norwegian or foreign companies that, without providing credit support or specific security, are assumed to be capable of raising long-term debt in the international capital markets and money markets, the Norwegian Government or legal entities including the Norwegian Guarantee Institute for Export Credits (the “Guarantee Institute”) whose guarantee is equivalent to a guarantee from the Norwegian Government, or with the support of guarantees from sovereign states and their regional or local authorities of high creditworthiness, including legal entities whose guarantee is equivalent to a guarantee from a sovereign state or its regional or local authorities with high creditworthiness,

•	with the support of security over bank deposits in Norwegian and foreign banks, bonds or other negotiable debt instruments issued or guaranteed by legal entities with the support of whose guarantee credits may be extended pursuant to the bullet point above, or

•	without any credit support if the borrower is a legal entity which may issue a guarantee under the first bullet point above.

     Eksportfinans does not perform extensive analyses for creditworthiness of borrowers, but instead relies on guarantees, credit insurance or other support for the loans as the ultimate source of repayment. The Company conducts an annual review of all its counterparties.

     Credit Monitoring and Assessment

     We continually monitor the credit quality of all guarantors, as well as credit counterparties in our portfolio of financial investments and in our derivatives portfolio, and we report regularly to management and the Board of Directors. Credit ratings and analyses from the major rating agencies are important tools in this day-to-day work. We also perform an annual credit assessment of our counterparties. The risk management department performs the annual credit assessment and reports the results to the managing director. The report contains, among other things, analyses of counterparties that are perceived to be of the relatively lowest credit quality, based on their credit rating, and analyses of counterparties with a negative credit development. Other themes of special interest normally form part of the annual assessment (e.g. developments in the banking sector in specific countries). Both the day-to-day monitoring and the annual assessment may lead to adjustments in the credit limits established for counterparties.

     All guarantees obtained to support Eksportfinans’s loans are unconditional and irrevocable, whereas credit insurance from the Guarantee Institute or insurance companies is given subject to certain conditions. Guarantees and credit insurance issued by the Guarantee Institute, insurance companies and banks generally cover principal, interest and, in most cases, interest on payments past due and expenses.

     Credit insurance issued by the Guarantee Institute or insurance companies covers political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The terms of credit insurance issued by the Guarantee Institute generally provide that the Guarantee Institute is to be notified after a default has continued for 60 days and that claims under the credit insurance are payable six months from the date of the borrower’s default. Guarantees issued by the Norwegian Government and its agencies, the Guarantee Institute included, supported 12.8% of our total loans as of December 31, 2002.

     Effective from January 1, 2000, the Guarantee Institute raised its cover of political risks from 95% to 100%. The maximum cover for commercial risks remains the same at 90%. The increase in political risk cover was introduced in order to respond to changes made in other countries’ export credit support programs.

     To date, substantially all export-related loans have been made against guarantees from Norwegian and foreign banks, credit insurance and guarantees issued by the Norwegian Government, the Guarantee Institute and other Norwegian governmental agencies and from insurance companies.

     The following table sets forth the type of credit exposure underlying our outstanding loans as of December 31, for each of the last five years:

	As of December 31,
(NOK millions, except
percentages) (1)	2002		2001		2000		1999		1998

Norwegian bank guarantees	14,171	27.7%	15,072	29.3%	14,850	30.3%	12,208	29.0%	12,096	36.6%
Foreign bank guarantees	2,225	4.3%	4,216	8.2%	9,201	18.7%	14,665	34.9%	14,763	44.6%
Loans to and guarantees from Norwegian authorities (2)	28,089	54.9%	24,725	48.0%	17,695	36.0%	8,607	20.5%	0	0.0%
Government guarantees (3)	6,697	13.1%	7,493	14.5%	7,368	15.0%	6,574	15.6%	6,200	18.8%
Insurance company guarantees/credit insurance	0	0.0%	0	0.0%	1	0.0%	2	0.0%	3	0.0%

Total	51,182	100%	51,506	100%	49,115	100%	42,056	100%	33,062	100%

(1)	Amounts in foreign currencies are recorded in kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(2)	Loans to Norwegian municipalities only began in 1999 following the acquisition of Kommunekreditt on June 22 of that year.

(3)	Consists primarily of guarantees by the Norwegian Government and its agencies.

     The decrease in foreign bank guarantees during 2001 and 2002 follows the repayment of large loans to finance the international operations of Norwegian borrowers credit enhanced by foreign bank guarantee syndicates. The volume of Norwegian bank guarantees has increased in recent years as a result of a higher level of activity with the Norwegian banks. However, the majority of loans are denominated in U.S. dollars. Amounts in foreign currencies are recorded in NOK using year-end exchange rates. Because the Norwegian krone appreciated against the U.S. dollar by 23% during 2002, this has resulted in a decrease in the volume of bank and government guarantees recorded in NOK.

     Guarantees issued by the Norwegian Government and its agencies supported 12.8% of total loans as of December 31, 2002, and no loan to a single customer guaranteed by the Norwegian Government or its agencies exceeded 1.6% of total loans. As of the same date, guarantees issued by Den norske Bank ASA supported approximately 18.3% of total loans. No loan to a single customer guaranteed by Den norske Bank exceeded 2.6% of total loans. Guarantees issued by Nordea Bank Norge ASA supported 3.1% of total loans. No loan to a single customer guaranteed by Nordea Bank exceeded 0.4% of total loans. Guarantees issued by Union Bank of Norway supported 3.6% of total loans. No loan to a single customer guaranteed by Union Bank of Norway exceeded 0.5% of total loans. See Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.

     Kommunekreditt extends loans to municipalities or counties or to inter-municipal companies or companies that are guaranteed by a municipality or county. The risk on loans with municipal security in Norway is limited to postponement of payments and not to the termination of the payment obligations interest and penalty interest. This is set out in the Local Government Act, approved by the Norwegian Parliament on September 25, 1992. Under section 55 of the Local Government Act, Norwegian municipalities and counties cannot be declared bankrupt. Sections 56 and 57 of the Local Government Act set out provisions on the procedures a municipality or county must follow if a postponement of payments has to be implemented. Section 58 contains procedures to be followed on a return to normal servicing of payment obligations.

     Under these provisions, the Central Government, acting through the Ministry of Local Government, takes over the management of a municipality or county if the local authority is in a financial situation that results in its inability to fulfill its payment obligations. This is carried out through the appointment of a supervisory board. As long as the suspension of payments is in force, no payments may be made without the approval and authorization of the supervisory board. The supervisory board is required to approve a new annual budget and a new financing plan for the municipality or county. The annual budget must secure an operating result that is at least sufficient to cover interest, ordinary installments and necessary provisions. The financing plan must contain a summary of the local authority’s debt burden and how this will be serviced in the coming years. In preparing the financing plan, the supervisory board must take account of any government transfers necessary to return the local authority’s finances to a position where its obligations can once again be serviced.

     The suspension of payments ceases and the supervisory board is dissolved once the Ministry of Local Government has approved the financing plan and annual budget. From that date the municipality or county is obliged to meet its obligations in the usual manner. This also applies to accumulated debt during the period of the plan, including interest accrued.

     Although the issue is not free from doubt, based upon interpretations by the Norwegian Ministry of Local Government and the Ministry of Justice, we expect that interest on delayed payments will also accrue during a period of suspension of payment.

     In Norway the Central Government exercises a considerable amount of financial control over municipalities and counties. This is achieved partly through the government’s setting income limits. The Central Government budget sets the tax rate and the provisions that local authorities may use in imposing and collecting tax. Direct Central Government transfers to individual municipalities and counties are also fixed. The Central Government controls municipal expenditure by defining the public services to be undertaken by municipal authorities.

     The Central Government ensures that the municipalities are financially able to carry out the functions allocated to them. Detailed rules for financial plans and control systems that municipalities must follow are set for annual budgets, financial plans, financial strategy and account statements.

     Municipalities and counties that do not comply with these rules need approval of their budgets and borrowings by the Ministry of Local Government (for counties) or the County Governor (for municipalities). Approximately 15% to 20% of the municipalities are in this category, most of them because of minor budget deficits.

     This approval procedure must always be followed for municipal or county guarantees exceeding NOK 100,000.

     Transfers of income from the Central Government and that part of tax revenues which are received by municipalities and counties are evaluated by reference to the tasks given to municipalities and counties by the Norwegian Parliament. On average a municipality receives 40% to 45% of its revenues from taxes levied by it and 40% to 45% of its revenues from the Central Government. The remaining income is mainly derived from charges for services such as water, sewage, garbage collection, kindergarten, etc.

     Since 1945 there have been no instances where a Norwegian local or county authority found itself in a situation where a suspension of payment was made.

     Export-related Loans

     Consistent with its function as a specialized financial institution providing primarily export-related financing, Eksportfinans considers the following factors in evaluating credit applications: the nature and extent of the credit support offered, the level of Norwegian material and labor involved, the extent of benefit to Norwegian industry, the market potential for Norwegian exports in the geographic area concerned, the credit terms extended by competing lending institutions and the effect on the importing country.

     All government-supported loans made by Eksportfinans have been made at fixed rates of interest according to the OECD consensus rules. Most of the commercial loans have been made at floating rates, often with an option permitting the borrower to convert to a fixed rate. The fixed rate is determined by Eksportfinans according to prevailing market terms when the option is exercised.

     Government-Supported Loans. Norway is a member of the OECD and adheres to the OECD Consensus. The terms of the OECD Consensus vary according to the importing country’s gross national product (“GNP”) per capita income, and establish, among other things, minimum interest rates, required down payments and maximum loan maturities applicable to government-supported export financing. The OECD Consensus permits lower interest rates and longer maturities to be offered to poorer nations and excludes subsidized loans to industrialized countries. The OECD Consensus provides that each government-supported loan entered into in or after August 1995 must bear the Commercial Interest Reference Rate (“CIRR”) applicable to the currency and maturity of the loan. The OECD periodically reviews and, if necessary, adjusts CIRRs. The CIRRs represent a reduction in the extent of interest subsidies available for export credits, and the extent of such government-support is likely to be further reduced in the years to come. The OECD regularly reviews the system of government-supported export credits.

     On February 7, 2002, the Norwegian Government introduced a CIRR for the financing of ships in addition to capital goods. Depending on the demand for new vessels and the competitiveness of Norwegian shipyards, this could mean an increase in CIRR loans for the Company, although this has not been our experience thus far.

     Many OECD countries provide financing on the basis of the OECD Consensus, and an important objective of the Norwegian Government has been to ensure that Norwegian exporters are offered export credit facilities that are in line with those of their foreign competitors. Pursuant to this policy, the Norwegian Government established an arrangement with Eksportfinans in 1978 which provides that, with respect to certain types of government-supported export credit lending, the Government will make payments to Eksportfinans sufficient to offset any interest and foreign exchange losses that Eksportfinans might incur in connection with foreign currency loans and borrowings and NOK transactions related to such lending. See Item 4.B. “Business Overview — Loans — Arrangement with the Norwegian Government”.

     In government-supported loan transactions, the credit terms offered by the Company to exporters and buyers of capital goods conform to the OECD Consensus minimum interest rates, required down payments and maximum maturities.

     Commercial Loans. Commercial loans may be made at fixed or floating rates and on a short-, medium- or long-term basis, although the majority of such loans have maturities of less than seven years. Such loans are offered in most freely convertible currencies and generally have repayment terms that are more flexible than those for government-supported loans. Terms and conditions of Eksportfinans’s commercial loans may be adjusted to match Eksportfinans’s funding and vice versa, and are based on Eksportfinans’s cost of funds in the domestic and international capital markets. Eksportfinans’s commercial loans are, for the most part, supported by bank guarantees, but may also be supported by credit insurance from insurance companies, the Guarantee Institute and other Norwegian or foreign governmental agencies.

     Municipal and County Loans

     Kommunekreditt’s loans may be made on a medium- or long-term basis. Loans may be agreed with fixed rates of interest and terms from one month to 10 years. Floating rate loans can also be made. With respect to the latter, Kommunekreditt may, with 14 days’ notice, change the adjustable interest rate. The borrower has the contractual right to accept or reject the new rate of interest. If the borrower rejects the offered interest rate, the loan has to be repaid immediately.

     Kommunekreditt funds its activities from Eksportfinans only. Kommunekreditt’s loans to Norwegian municipalities or counties are made without any credit support. Loans to joint municipal companies or private independent companies are made with guarantees from municipalities, counties or the Central Government. A credit assessment is made for all municipalities and counties. Kommunekreditt approves loans based on an overall assessment of the municipality’s income base, payment capacity, financial management and strength. Kommunekreditt places particular emphasis on liquidity management, since the risk on loans to municipalities primarily relates to a temporary suspension of payments. In the case of loans to companies supported by municipal or county guarantees, Kommunekreditt evaluates the borrower separately on the basis of financial criteria, in addition to a credit assessment of the municipality or county issuing the guarantee.

     A municipality or county may not issue a guarantee for the benefit of a business enterprise not undertaken by the municipality or county itself. All other guarantees issued must be approved by the Ministry of Local Government.

     Beginning January 1, 2001, certain amendments to the Local Government Act took effect. The most significant change is that the approval by the County Governor acting on behalf of the Ministry of Local Government is no longer mandatory for the extension of a direct loan to a municipality or county. The Ministry of Local Government has the authority to instruct, subject to the fulfillment of certain conditions, municipalities to obtain approval from the Ministry of Local Government for taking up loans. Municipalities instructed to obtain approval are listed in a register available to the public.

     Non-Performing Loans

     The Company has to date experienced no loan losses and has collected the full principal amount and interest due on all loans extended by it either from the original borrowers or through the related guarantees, credits insurance or other credit support for such loans. Accordingly, the Company does not place these non-performing loans on non-accrual status. See note 12 to the financial statements.

     Eksportfinans collected currently due payments, including principal interest and penalty interest of NOK 141.6 million, NOK 60.8 million and NOK 100.3 million during the years ended December 31, 2002, 2001 and 2000, respectively, under related guarantees or credit insurance. These amounts of non-performing loans represented less than 0.3% of Eksportfinans’s outstanding loans in each of those years.

Non-Performing Loans

	As of December 31,

(NOK thousands)	2002	2001	2000	1999	1998

Non-Performing loans (interest and principal) of more than 90 days	4,353	13,037	773	79	2,778

Expected to be collected from guarantor	4,353	12,997	380	61	2,716
Expected to be collected from the borrower	0	40	393	18	62

     These loans could be considered impaired. The Company does not make provisions for these loans because the Company expects to collect the amounts due from the relevant guarantors. The Company expects the borrower to repay amounts that are not expected to be collected from a guarantor. The increase in 2001 was mainly due to delayed payment from one of the Company’s borrowers.

     The December 31, 2002 amount represented a partly delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. All such amounts delinquent in past years have been collected.

     The Company has incurred no loan losses, and no specified or unspecified loan loss provisions have been made to cover losses arising from circumstances existing at year-end.

     Arrangement with the Norwegian Government

     In 1978, the Norwegian Government established an arrangement with Eksportfinans pursuant to a legislative enactment (Storting Proposition No. 108) whereby, for certain loans and borrowings relating to Norwegian government-supported export credits, the Government will make payments to Eksportfinans sufficient to protect it against interest and foreign exchange losses over the life of these transactions and further to ensure that Eksportfinans realizes a part of its expected profit margin between loan revenues and borrowing costs relating to government-supported lending. Eksportfinans, in turn, tries to match the currency denomination of its assets to that of its liabilities in order to minimize the expense to the Government from any such foreign exchange losses. Most government-supported loans, other than certain mixed credits, are subject to this arrangement. For a more detailed description of the arrangement, see note 20 to the financial statements.

     The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Norwegian Government under this arrangement:

	2004	2003	2002	2001	2000	1999	1998

Amount paid or payable (millions of NOK)	38.8	24.5	37.0	18.7	43.9	46.8	79.5
Payment in respect of (year)	2002	2001	2000	1999	1998	1997	1996

Effective from January 1, 1999, Eksportfinans capitalizes amounts due from the Government at the end of each month at an interest rate of 7% per annum, until Eksportfinans receives payment.

     LIABILITIES OF THE SHAREHOLDERS IN RESPECT OF EKSPORTFINANS’S INDEBTEDNESS

     Under Eksportfinans’s Articles as in force until December 31, 1995, the shareholders of Eksportfinans were severally responsible in proportion to their respective shareholdings for all unsubordinated indebtedness incurred by Eksportfinans (other than any obligation of Eksportfinans guaranteed by the Norwegian Government) in an amount equal to the amount of such indebtedness less the amount of loans made by Eksportfinans after April 1977 guaranteed or insured by sovereign states, primarily the Norwegian Government or its agencies. Effective January 1, 1996, the Articles were amended to provide that the shareholders of Eksportfinans are not responsible for unsubordinated indebtedness incurred by Eksportfinans subsequent to such date. This amendment does not affect the responsibility of the shareholders for Eksportfinans’s unsubordinated indebtedness incurred prior to January 1, 1996. The last loan guaranteed by shareholders matures on June 14, 2005.

     In consideration of its continuing obligations under the Articles as in force until December 31, 1995, each shareholder receives from Eksportfinans an annual commission at an agreed amount. The commissions for the years ended December 31, 2002, 2001 and 2000 were NOK 0 million, NOK 0 million and NOK 1.5 million, respectively. No such commission will be paid for future years. See Item 7.A. “Major Shareholders” for information concerning the Company’s shareholders.

     FINANCIAL INVESTMENTS

     We have a significant portfolio of financial investments that are classified for risk management purposes into three portfolios as shown in the table below. Investment in these investments provides an effective use of our capital prior to future loan commitments.

	Year ended December 31,
Securities — Book value:
(NOK millions)	2002	2001	2000	1999	1998

Trading portfolio (1)	12,610	4,977	2,716	3,281	1,922
Securities available for sale	23,198	23,508	21,419	16,081	14,551
Securities held to maturity	841	1,064	1,604	2,897	6,078

Total Securities	36,649	29,549	25,739	22,259	22,551

(1)	The fair value of derivatives is not reflected in this line item.

     Trading portfolio

     In compliance with Norwegian banking regulations, our trading portfolio consists of securities classified as short-term investments, which are traded on a stock exchange or in a regulated market and which have been acquired for trading and yield-enhancement purposes. In 2002 and, to a lesser extent, in 2001 we increased the size of our trading portfolio in an effort to offset negative developments in our lending business related to the appreciation of the krone against other currencies, particularly the U.S. dollar.

     The trading portfolio is valued at fair value. The portfolio includes derivatives used to manage market risk. Funding of such investments is included in our trading portfolio and is valued at fair value. The trading portfolio consists solely of debt and debt-related securities.

     Securities available for sale

     We classify the majority of our securities as “available for sale” when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions. These securities are held to provide liquidity for future loan disbursements rather than for specific trading purposes.

     Securities held to maturity

     We classify a small portfolio of securities that we have the positive intent and ability to hold to maturity as “held to maturity.” These are primarily held for yield-enhancing purposes.

     Securities “available for sale” or “held to maturity” acquired after January 1, 1999 are valued at the lower of acquisition cost and fair value. Securities to be “held to maturity” acquired before 1999 are valued at cost, and any premium, discount or commission is amortized on a straight-line basis over the remaining maturity of the investment, in accordance with current regulations.

     Securities acquired under the 108 Agreement are stated at cost since a fixed return on these investments is secured under the Agreement.

     See also notes 1(K), 5, 16 and 20 to our financial statements for more information about our financial investments.

     SUPERVISION AND REGULATION

     The Company is subject to regulation under several Norwegian statutes, among others the Public Limited Liability Companies Act of June 13, 1997 No. 45 and the Act on Financing Activity and Financial Institutions of June 10, 1988 No. 40. The Financial Institutions Act is the principal act with respect to licenses to carry on finance activities; lawful area of activity; minimum requirements as to capital adequacy; overall credit to a single customer; ownership, cooperation and conflicts of position; financial groups; relationship to customers and money laundering. The Financial Institutions Act supplements the Public Limited Liability Companies Act with respect to formation, requirements of articles of association, governing bodies, etc. In addition to these acts, the Financial Supervision Act of December 7, 1956 No. 1 and Act on Securities Trading of June 19, 1997 No. 79 also play important roles in the daily business and supervision of financial institutions.

     Under the Financial Institutions Act, a financial group and the financial institutions within that financial group must be licensed by the Norwegian Government. The articles of association of a financial institution must be approved by the Ministry of Finance and Customs. The Articles of Eksportfinans and Kommunekreditt, among other things, provide for the Company’s management through the Board of Directors’ supervision and control through the Council of Representatives and the Control Committee. See Item 6. “Directors, Senior Management and Employees”.

     As provided for by the Financial Institutions Act, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy. As the principal measure of capital adequacy, the guidelines apply a risk-asset ratio, which compares the total of assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital (share capital, other equity and other types of capital specifically approved by the relevant Norwegian authorities), supplementary capital (subordinated debt less 20% for each of the last five years prior to maturity) and general reserves. Following the preparation of quarterly interim financial statements, 50% of income before taxes can be added to core capital. The minimum capital requirement is 8%. The minimum requirements for capital adequacy apply to all individual financial institutions of the financial group and the group itself on a consolidated basis. The Company’s policy is to maintain a strong capital base compared to the regulatory minimum. See Item 5.B. “Liquidity and Capital Resources — Capital Adequacy.”

     The Financial Institutions Act places certain limits on the total credit that a financial institution may extend to a single customer. Regulations as of April 23, 1997, effective May 1, 1997, laid down further rules. The new regulations are in line with the relevant parts of European Union Directives 92/121/EC and 93/6/EC.

     As a general rule, the regulations provide that a regulated entity shall not have an exposure towards one single customer amounting to more than 25% of its regulatory capital.

The exposure (as defined in the regulations) includes on- and off-balance sheet items. Furthermore, the exposure is mainly risk-weighted according to the status of each counterpart.

     The Financial Institutions Act also places a 10% limit on ownership of the shares of a financial institution by any single entity. Eksportfinans has received an exemption from all shareholding limitations. See Item 7.A. “Major Shareholders”.

     COMPETITION

     Eksportfinans is the only specialized export lending institution in Norway, and it provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and additional export-related activities. Eksportfinans competes indirectly with the export credit agencies of other OECD member countries in providing government-supported export credits, as well as with other lending institutions.

     Deregulation and globalization of the world’s financial markets have resulted in an increasingly competitive environment for financial institutions, including Eksportfinans, both for making commercial loans in particular and for obtaining funding. In making commercial loans, Eksportfinans competes with funding offered by Norwegian and foreign financial institutions. Eksportfinans also competes with such institutions and other entities for funds in the domestic and international capital markets.

     The Norwegian local governments (including municipalities, counties, and companies whose debt is guaranteed by local governments) borrow between NOK 25,000 and NOK 30,000 million a year. Total outstanding long-term debt at year-end 2002 was approximately NOK 160,000 million. Between 30% to 40% of local government debt is obtained through the issuance of bonds and certificates. The remaining 60% to 70% is shared between specialized financial institutions (nearly 90%) and banks (approximately 10%). Kommunekreditt’s market share is approximately 25%. Kommunekreditt competes with both private and public financial institutions in the local government sector. For the smaller municipalities, Kommunekreditt is an alternative to other financial institutions as a source of funds. For the larger municipalities, Kommunekreditt competes with the capital markets as a source of funds. See also Item 7.A. “Major Shareholders” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

     Both Eksportfinans and Kommunekreditt are active in marketing loans directly to their borrowers. They also work closely with Eksportfinans’s shareholders to promote their activities.

   C.     ORGANIZATIONAL STRUCTURE

     Eksportfinans has only one subsidiary:

Company	Country	Equity Interest

Kommunekreditt Norge AS	Norway	100%

Eksportfinans holds no shares in companies apart from Kommunekreditt.

   D.     PROPERTY, PLANTS AND EQUIPMENT

     Eksportfinans owns 68.2% of an office building in Oslo, Norway, in which its offices have been located since 1980. Eksportfinans utilizes approximately 60% of the portion of the building owned by it and leases the remainder of its portion to third parties.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The principal source of the Company’s revenue is the interest earned on its assets and capital, and the Company’s principal expense is the cost of its debt obligations, including interest, related borrowing costs and underwriting commissions. With respect to certain types of government-supported lending, the Company’s net lending rates and borrowing costs (after receipt of government compensatory payments) are defined by an arrangement with the Norwegian Government, which is designed to provide the Company with an acceptable profit margin on its government-supported lending business. See Item 4.B. “Business Overview — Loans — Arrangement with the Norwegian Government”. The Company also offers credit terms in commercial loan transactions that are based on prevailing market conditions.

   A.     OPERATING RESULTS

     Results of Operations

     Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition was accounted for as a purchase under Norwegian GAAP, and, accordingly, the operating results for Kommunekreditt have been included in the company’s consolidated financial statements from the date of acquisition. The acquisition cost was NOK 118 million. Eksportfinans is amortizing the excess of the aggregate purchase price over the fair value of net assets acquired, NOK 7 million, on a straight-line basis over five years.

     The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. Interest rates and average total assets affect interest income and interest expense during the year.

     As of December 31, 2002, approximately 58.0% of our assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, fixed-rate borrowings are converted to floating-rate borrowings, mainly in U.S. dollars. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Fluctuations in interest rates in NOK may affect the return on equity-funded assets to some extent.

     Fluctuations in foreign currency rates, especially fluctuations in the U.S. dollar/NOK exchange rate, affect the level of total assets shown on the Company’s balance sheet. We convert the amount of assets denominated in foreign currencies into Norwegian kroner at the respective currency exchange rates prevailing on the date of our balance sheet. We convert foreign currency items in the statement of income at the relevant rates on the date of settlement of the transaction.

STATEMENTS OF INCOME

	For the year ended December 31,
	(NOK millions)

	2002	2001	2000

Total interest and related income	2,463	4,717	6,004

Total interest and related expenses	(2,057)	(4,257)	(5,579)

NET INTEREST INCOME	406	460	425

Commissions and income related to banking services	5	0	0
Commissions and expenses related to banking services	(6)	(7)	(20)

Gains (losses):
Net gains (losses) on securities	8	11	(1)
Net gains (losses) on foreign currencies	(3)	(6)	13

Total	5	5	12

Other operating income	8	6	6
Salaries and other administrative expenses	(100)	(98)	(92)
Depreciation	(16)	(12)	(8)
Other operating expenses	(11)	(11)	(7)

Total operating expenses	(119)	(115)	(101)

NET INCOME BEFORE TAXES	291	343	316

Income taxes	(83)	(94)	(65)

NET INCOME	208	249	251

     There has been a decrease in both gross income and gross expenses from 2001 to 2002 and from 2000 to 2001.

     There has also been a decrease in total interest income from 2001 to 2002 and from 2000 to 2001. Total interest income in 2002 was NOK 2,463 million, compared to NOK 4,717 million in 2001, a decrease of NOK 2,254 million, or 47.8%. In 2001, total interest income decreased by NOK 1,287 million, or 21.4% compared to 2000.

     The main reasons for the decreases in gross income, gross expenses and total interest income are that the average six-month U.S. dollar LIBOR interest rate fell about 1% from 2001 to 2002, and the Norwegian krone appreciated 23% against the U.S. dollar during the same period. The six-month U.S. dollar LIBOR interest rate decreased about 4% from 2000 to 2001.

     Interest and commissions on loans decreased by NOK 981.3 million, or 41.2%, from 2001 to 2002, and decreased by NOK 563 million, or 19.1%, from 2000 to 2001. Both decreases were primarily due to the appreciation of the NOK against the U.S. dollar and a lower average level of USD floating interest rates.

     Interest on deposits, reverse repos, bonds and certificates decreased by NOK 1,272.8 million, or 54.6%, from 2001 to 2002, and decreased by NOK 723.1 million, or 23.7% in 2001. The 2002 decrease was primarily due to the Norwegian krone appreciation against the U.S. dollar and a lower average level of USD floating interest rates.

     Total interest expense in 2002 was NOK 2,057 million compared to NOK 4,257 million in 2001 and NOK 5,579 million in 2000. Interest and commissions on the Company’s debt decreased by NOK 2,200 million (51.7%) from 2001 to 2002 and decreased by NOK 1,322 million (23.7%) from 2000 to 2001. In 2002, there was a decrease in gross expenses as compared to 2001. The main reasons for this are that the average six-month U.S. dollar LIBOR interest rate fell about 1% from 2001 to 2002 and the Norwegian krone appreciated 23% against the U.S. dollar during the same period.

     The Company’s net interest income is composed of interest income on equity-funded assets, and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2002 was NOK 406.3 million, an 11.7% decrease from net interest income of NOK 460.2 million in 2001. The decline was due to a lower return on assets in 2002, 0.45% compared with 0.50% in 2001. During 2002, there was a fall in Norwegian interest rates. The effect of this is reduced return on equity-funded assets. There was also pressure on our funding costs during 2002. This combined with the appreciation of the Norwegian krone against the U.S. dollar is the main reason for the decrease of the return on assets.

     Commissions and income related to banking services amounted to NOK 5.1 million in 2002. Our banking services consist of issuing credit default swaps and guarantees to our clients. For years prior to 2002, these items were not significant and were included in net interest income.

     Commissions and expenses related to banking services amounted to NOK 6.1 million in 2002, NOK 6.9 million in 2001 and NOK 20.4 million in 2000. The elevated level in 2000 was due to fees in connection with investments in Thailand, amounting to NOK 12.9 million. The related investments matured in 2001.

     The Company experienced a net gain on investments and foreign currencies of NOK 5.3 million in 2002, a net gain of NOK 4.7 million in 2001 and a net gain of NOK 12.5 million in 2000. The variations from year-to-year are principally the result of gains and losses on investments and foreign currencies that reflect current market conditions. The net gain in 2002 consists of gain on investments of NOK 8.3 million (gain of NOK 10.6 million in 2001 and loss of NOK 0.5 million in 2000) and loss of NOK 3.1 million on foreign currencies (loss of NOK 5.8 million in 2001 and gain of NOK 13.0 million in 2000). The foreign currency loss consists mainly of an unrealized exchange rate loss on the Company’s net debt in U.S. dollars. As of December 31, 2002, the Company’s net foreign currency position amounted to USD 1 million (USD 8 million in 2001 and USD 16 million in 2000).

     Salaries and administrative expenses totaled NOK 99.9 million in 2002, an increase of NOK 1.4 million from the 2001 figure of NOK 98.5 million. The figure in 2001 increased by NOK 6.6 million from NOK 91.9 million in 2000. The level of expenses was increased by consultancy costs related to the planned replacement of IT systems for 2001.

     Net income before taxes was NOK 290.5 million in 2002, a decrease of 15.4% compared to NOK 343.5 million in 2001, which was an increase of NOK 27.2 million, or 8.6%, compared to 2000. During 2002, there was a fall in Norwegian interest rates. The effect of this was reduced return on equity-funded assets. There was also pressure on our funding costs during 2002. This combined with the appreciation of the Norwegian krone against the U.S. dollar is the main reason for the decrease.

     The Company’s total taxes for 2002 were NOK 83.0 million, an effective income tax rate of (29%), compared to NOK 94.6 million (28%) in 2001 and NOK 64.9 million (21%) in 2000. The low effective income tax rate in 2000 was due to loans from Eksportfinans to companies in Thailand. According to the treaty of taxation between the Kingdom of Thailand and the Kingdom of Norway, interest income from these loans may be taxed exclusively in Thailand at favorable rates. All of these loans that resulted in a lower tax rate reached maturity in 2001.

     Net income after taxes in 2002 was NOK 207.5 million, a decrease of NOK 41.4 million, or 16.6%, from a corresponding figure of NOK 248.9 million in 2001. Net income after taxes represented a decrease of NOK 2.4 million, or 1.0%, from 2000 net income after taxes of NOK 251.3 million.

     The Company declared dividends of NOK 83.0 million in 2002 compared to dividends of NOK 124.4 million in 2001 and NOK 126.0 million in 2000. Dividends per share were NOK 547 in 2002.

     General

     As was the case in 2001, Eksportfinans was less active in seeking new loans backed by syndicated guarantees during 2002. The main reason for this is that upon acquiring Kommunekreditt in 1999, Eksportfinans determined that loans to Norwegian municipalities and counties would have priority over loans backed by syndicated guarantees.

     The Company had loan commitments at year-end totaling NOK 3,880 million in 2002, NOK 4,532 million in 2001 and NOK 4,643 million in 2000. Commitments for government-supported loans represented 20%, 27% and 38% of total commitments outstanding as of December 31, 2002, 2001 and 2000, respectively, while commercial loans represented 80%, 73% and 62% as of the same dates. Borrowers found floating rates more attractive in a falling interest rate environment.

     Total loan disbursements were NOK 16,040 million in 2002, compared with NOK 16,036 million in 2001, and NOK 17,025 million in 2000. The decrease in loan disbursements in 2001 was mainly due to increased competition for municipal loans. Loan disbursements in 2002, 2001 and 2000 also included loans acquired from shareholders amounting to NOK 5,601 million, NOK 5,105 million and NOK 3,880 million, respectively. These loans have principally been dollar-denominated loans to the shipping and offshore oil and gas sectors.

     Due to the change in the NOK/USD exchange rate, the Company’s total outstanding loans decreased by NOK 324 million (0.6%) from 2001 to 2002 and increased by NOK 2,391 million (4.9%) from 2000 to 2001. As of December 31, 2002, government-supported loans amounted to approximately NOK 4,215 million, or 8.2% of NOK 51.5 billion in total loans outstanding, as compared with NOK 4.9 billion, or 9.6% of NOK 51.5 billion in total loans outstanding in 2001.

     Commercial loans accounted for NOK 47.0 billion, or 91.8% of total loans outstanding at December 31, 2002, as compared with NOK 46.5 billion, or 90.4% of total loans outstanding in 2001. During 2002, the Norwegian krone appreciated against most other currencies. Against the U.S. dollar the appreciation was 23%. Since most of the loans in the export sector are denominated in currencies other than the Norwegian krone, this had a negative effect on the balance outstanding at year-end. With no changes in exchange rates the balance would have been approximately NOK 5 billion higher, totaling NOK 28 billion in this sector.

     Export transactions

     The demand for loans from Eksportfinans is primarily driven by general macro-economic factors and the competitiveness of the loans offered by the Company. Key macro-economic factors include the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflects its relatively low cost of funds, its low operating costs and its favorable credit rating, as well as the terms of the various programs administered by the Company on behalf of the Norwegian Government. The Company experienced a continued high level of demand for new loans in 2002.

     In 2002, 4.3% of the total loans disbursed were government-supported loans (2.5% in 2001 and 7.0% in 2000), while 95.7% were commercial loans (97.5% in 2001 and 93.0% in 2000). The percentage of commercial loans disbursed has remained high over the last few years mainly due to reductions in subsidy levels for government-supported export credits, both as a result of reduced availability of subsidies and the convergence of subsidized and market interest rates. The reduction in subsidy levels has led the Company to continue to place greater emphasis on the marketing and development of commercial loans. The Company’s credit rating has continued to allow access to funding in the domestic and international capital markets at a competitive cost, which has enabled us to provide Norwegian companies with commercial financing alternatives.

     In 2002, loan disbursements for ship financing composed 20.7% of total disbursements (23.2% in 2001 and 20.5% in 2000), disbursements for capital goods composed 9.4% of total disbursements (7.1% in 2001 and 11.6% in 2000), and disbursements for additional export-related and international activities composed 16.1% of total disbursements (8.9% in 2001 and 5.2% in 2000). Disbursements for loans to Norwegian municipalities composed 53.8% of total disbursements (60.8% in 2001 and 62.5% in 2000). These changes are due to natural changes in demand. See Item 4.B. “Business Overview — Loans — Composition of Loans.”

     Certain increases or decreases in loan commitments and disbursements from year to year may not necessarily be indicative of trends in credit demand. It has been the Company’s experience that disbursements made under government-supported loan commitments occur in installments over a period of several years in contrast to commercial loans, which are generally disbursed in one amount. Loan commitments and disbursements under government-supported loan commitments are also affected by the timing of the signing of the underlying commercial contract and the delivery schedule agreed. The drawdown period for government-supported loans can be as long as five to seven years for export credits. Commercial loans are normally disbursed during the same calendar year that the loan application is filed.

     As of December 31, 2002, loans for ship financing represented 18.4% of total loans outstanding (19.8% and 20.1% as of December 31, 2001 and 2000, respectively). Loans for capital goods as of December 31, 2002, composed 12.1% of total loans outstanding (13.7% and 14.2% as of December 31, 2001 and 2000, respectively). Loans for additional export-related and international activities represented 14.6% of total loans outstanding (18.5% and 29.7% as of December 31, 2001 and 2000, respectively). Loans to Norwegian municipalities represented 54.9% of total loans outstanding. See Item 4.B. “Business Overview — Loans — Composition of Loans.”

     Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans outstanding for additional export-related and international activities were NOK 7,472 million, NOK 9,682 million and NOK 14,734 million, or 14.6%, 18.8% and 30.0% of the total balance of loans as of December 2002, 2001 and 2000, respectively. The decrease is due to the acquisition of Kommunekreditt and our prioritizing loans to Norwegian municipalities and counties over this category of loans. Loans to Norwegian municipalities and counties accounted for NOK 2,583 (16.1%), NOK 1,426 million (8.9%) and NOK 897 million (5.2%) of loan disbursements in 2002, 2001 and 2000, respectively. This part of the loan portfolio consists of a relatively small number of large loan transactions compared to export financing of capital goods and loans acquired from shareholders. Norwegian and international banks syndicate the guarantees for such loans, typically with 15 to 20 banks participating in the guarantee syndicates. As the number of such large loan transactions is small, annual variations in loan disbursements may be substantial. Key elements influencing demand for such loans are the competitiveness of bank lending compared to the bond market, Eksportfinans’s competitiveness in the funding market, trends in interest rates and the investment level of the Norwegian export industry.

     Municipal and County Transactions

     The local authority sector represents a substantial portion of the Norwegian economy and thus represents a large market. The net operating results of Norwegian municipalities after deduction of their expenditures, installments and interest expenses, generally show profit. The Company believes that this is a positive indication of the economical freedom of action of the municipalities and counties and shows how strong their operating economy is. The income of the counties is, to a much larger degree than the income of the municipalities, dependent on the transfer of funds from the central government. Hence the counties’ operating results are generally lower than the operating result for municipalities.

     Kommunekreditt is a competitor to both the public and private sector financial institutions that currently service the local authority sector. For the small- and medium-sized municipalities, Kommunekreditt is an alternative to local financial institutions for raising long-term loans. For larger municipalities, Kommunekreditt is an alternative to direct borrowing in the bond and certificate markets. As of December 31, 2002, Kommunekreditt’s total loans to municipalities and counties amounted to NOK 28.1 billion.

     ACCOUNTING DEVELOPMENTS

     Future U.S. Accounting Developments

     SFAS 143 “Accounting for Asset Retirement Obligations” was issued in June 2001. The Statement is effective for fiscal years beginning after June 15, 2002, although early adoption is encouraged. SFAS 143 requires that the fair value of an asset retirement obligation be recognized on the balance sheet in the period in which it is incurred and then charged to the profit and loss account over the useful economic life of the asset. Adoption is not expected to have a material impact upon net income and shareholders’ equity as determined under U.S. GAAP.

     SFAS 146 “Accounting for Cost Associated with Exit or Disposal Activities” was issued in June 2002. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002, and requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 nullifies Emerging Issues Task Force 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” which required the recognition of a liability at the date of an entity’s commitment to an exit plan. Adoption is not expected to have a material impact upon net income and shareholders’ equity as determined under U.S. GAAP.

     SFAS 148 “Accounting for Stock-Based Compensation Transition and Disclosure — an amendment of FASB Statement No. 123” was issued in January 2003. It amends SFAS 123 to provide alternate methods of transition for entities voluntarily adopting a fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123. Adoption of this Statement will not impact Eksportfinans as the Company does not currently have any stock compensation plans.

     EITF 02-03 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” was released in November 2002. The EITF reached a final consensus at the October 25, 2002 meeting. The FASB staff’s view on the impact of the consensus on non-energy derivative contracts was clarified at the November 21, 2002 meeting. The principal requirement affecting Eksportfinans is that, with effect from November 21, 2002, for non-energy contracts where the fair value is not determined using either observable market prices or models that use market-observable variables as inputs, the unrealized gain or loss at inception on new contracts should not be recognized. The impact on the reported results for 2002 was not material.

     FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” was issued in November 2002. It addresses disclosure requirements for guarantors in respect of guarantees issued (including guarantees embedded in other contracts) and requires recognition of a liability to be recognized for all obligations assumed under guarantees issued. The disclosure requirements are effective for periods ending after December 15, 2002 and are reflected in note 36 to our financial statements in this report. The measurement requirements are effective for guarantees issued from January 1, 2003. Eksportfinans is currently assessing the impact this will have on future reporting.

     FIN 46 “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” was issued in January 2003. FIN 46 addresses the criteria to be applied when determining whether certain special purpose entities (variable interest entities) should be consolidated, and requires disclosures to be made if the involvement with an unconsolidated variable interest entity is significant. The interpretation is effective for interests in vehicles acquired after January 31, 2003. The disclosure requirements of the interpretation are effective for interests Eksportfinans has acquired before February 1, 2003 for the year ended December 31, 2003. Eksportfinans is assessing the impact of FIN 46 on all entities with which it is involved. Eksportfinans has not identified any relationships with variable interest entities that require disclosure as part of the transitional disclosures mandated by the new pronouncement.

     SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS Statement No.133 “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and also for hedging relationships designated after June 30, 2003. Eksportfinans is currently analyzing the impact of this Statement.

     SFAS 150 “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued in May 2003. This Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Eksportfinans is currently analyzing the impact of this Statement.

     Future Norwegian accounting developments

     The European Commission issued a Regulation in 2002 requiring all listed companies to adopt International Financial Reporting Standards (“IFRS” formerly known as IAS) in their consolidated financial statements by 2005. Norway has decided to follow this decision and the Company is currently considering the implications of such requirement.

     Critical Accounting Policies

     The Securities and Exchange Commission has issued disclosure guidance for critical accounting policies. The SEC defines “critical accounting policies” as those that require application of management’s most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our accounting policies are described in note 1 to the financial statements.

     Fair value

     We calculate the estimated fair value of all financial instruments using valuation methods that are in accordance with U.S. GAAP. Where available, quoted market prices are used to estimate fair values. For securities and short-term investments where no quoted market prices are available, the Company has determined fair values based on discounted future cash flows using interest rates comprised of a risk free rate and a premium that primarily takes into account the credit quality of the financial instrument. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible income tax ramifications or estimated transaction costs. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

     Pensions

     The Company operates defined benefit pension schemes, details of which are given in note 9 to the financial statements. The pension cost for these schemes is assessed in accordance with the advice of a qualified actuary, using the projected unit method. Variations from the regular cost are allocated over the expected average service lives of current employees. Provisions for pensions arise when the profit and loss account charge exceeds the contribution to the scheme as a result of actuarial valuations. These provisions will be eliminated over the estimated service lives of the employees. To determine the pension cost, the Company uses actuarial values of assets and liabilities, which involve estimates and assumptions concerning factors such as employee lives, earnings growth and pension increases. Changes in these estimates would lead to a different cost being recognized.

   B.     LIQUIDITY AND CAPITAL RESOURCES

     The Company finances its operations through the Company’s equity capital and through borrowings in the Norwegian and the international money and capital markets. The bulk of the Company’s equity capital is invested in securities.

     The Company has substantial liquidity reserves in the form of financial investments based on the Company’s funding and on repayments of loans with shorter maturity than the underlying funding. This ensures that the Company, to a large extent, has sufficient funds to cover loan approvals given for future disbursements. Consequently, the Company maintains a satisfactory liquidity position in funds of varying maturities by the use of derivatives, forward-rate agreements, bridge-financing and foreign exchange operations. Liquid reserves typically generate positive margins for the Company. The rollover liquidity covers maturities up to 12 months, while investments exceeding 12 months are defined as long-term financial investments for internal cash management purposes. Pending application to the funding of long-term assets, the Company invests the funds raised in money market instruments, such as commercial paper, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds. The issuers of securities or deposit-taking institutions accepted by the Company for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. See Item 4.B. “Business Overview — Loans — Credit Support for Loans.”

     Short-term borrowings in 2002 were primarily made through the Company’s U.S. and euro-commercial paper programs and through the issuance of Norwegian krone-denominated certificates in Norway. In addition, the Company’s euro medium-term note program was utilized to raise short-term funding in 2002. As of December 31, 2002, the Company’s commercial paper programs allowed for maximum borrowings of approximately USD 5,000 million (approximately NOK 34,829 million), and the combined average amount outstanding under those programs for the year was USD 3,208 million (NOK 22,346 million). Short-term borrowings (including short-term medium-term notes and krone-denominated certificates) outstanding as of December 31, 2002, 2001 and 2000 were NOK 28,479 million, NOK 19,345 million and NOK 16,646 million, respectively. The increases reflect the growth in the volumes of our assets.

     The Company’s euro medium-term note program facilitates borrowings in a variety of currencies and with different repayment structures, with maturities from one month to 30 years. The program size today is USD 10 billion with the most recent update dated May 30, 2002. At December 31, 2002, USD 5,140 million was outstanding under this program, compared to USD 5,198 million at year-end 2001.

     In the U.S. market, the Company has a USD 350 million medium-term note program. At year-end 2002, no notes were outstanding under this program. Under its U.S. shelf registration statement, the Company had approximately USD 392 million and USD 411.1 million of senior, unsecured notes outstanding as of December 31, 2002 and 2001, respectively.

     In the Australian market, the Company has an AUD 2,000 million medium-term note program. As of December 31, 2002, no notes were outstanding under this program.

     The Company is registered as a borrower in the domestic Japanese market through a Securities Registration Statement. The Company became shelf eligible at the end of November 1996, and a primary and secondary shelf was established. As of December 31, 2002, JPY 494 billion was drawn under the secondary shelf, none under the primary shelf, both of which were unchanged from December 31, 2001.

     In 2002, the Company raised the equivalent of NOK 18,340 million in long-term borrowings (including long-term and medium-term notes) in various currencies. The Company made long-term borrowings through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depends, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Asset and Liability Risk Management.” The Company’s total long-term debt (including long-term medium-term notes) at December 31, 2002, 2001 and 2000 was NOK 55,645, NOK 53,927 million and NOK 49,915 million, respectively. See note 22 to the financial statements for information concerning the composition of the Company’s long-term borrowings by currency of the borrowings.

     In December 1995, the Company issued JPY 15 billion in 20-year subordinated debt through a private placement in Japan. In January 1993, the Company issued USD 100 million Preferred Capital Securities through a public offering in the United States. On March 20, 2003, the Company redeemed the entire class of Preferred Capital Securities, and the New York Stock Exchange removed the Preferred Capital Securities from listing and registration on the Exchange effective April 15, 2003.

     The following table sets forth the maturities of the long-term debt (including subordinated debt and Preferred Capital Securities, and after deducting the carrying amount of debt securities repurchased by the Company), loans and long-term investments of the Company as of December 31, 2002, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2002, plus the difference between the amounts of maturing loans/investments and the amounts of maturing long-term debt) of the Company based on long-term debt/long-term investments and loans outstanding at such date.

			Long-Term
Year	Long-Term	Loan Receivables	Investments	Cumulative
(NOK million)	Debt Maturing (4)	Maturing	Maturing	Liquidity (5)

Short-term liquidity at December 31, 2002 (1)				7,439.1
2003 (2)	19,889.8	20,082.1	0	7,631.4
2004	7,160.8	7,290.1	535.0	8,295.7
2005	4,903.3	5,434.5	34.7	8,861.6
2006	6,237.6	3,096.5	0	5,720.5
2007	7,528.1	4,239.7	75.0	2,507.1
2008	634.8	2,700.1	0	4,572.3
2009	1,442,8	1,755.8	83.6	4,968.9
2010	4,490.6	1,769.5	0	2,247.8
2011	249.8	1,356.7	0	3,354.7
2012	1,431.1	1,365.7	0	3,289.3
Thereafter (3)	3,258.4	2,091.1	125.4	2,247.4

Total	57,227.1	51,181.7	853.7	2,247.4

(1)	Short-term liquidity is comprised of the sum of our investments and receivables less the amount of our short-term liabilities.

(2)	Includes the Company’s USD 100 million Preferred Capital Securities, redeemed by the Company on March 20, 2003. The USD 100 million issue was categorized as core capital (tier I).

(3)	Includes the JPY 15 billion subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations.

(4)	Net of our repurchases of Eksportfinans’s debt securities.

(5)	Mainly due to the most optimal financing of Kommunekreditt, the Cumulative Liquidity looks more favorable than in previous years. Long-term loans with adjustable rates make up a large portion of Kommunekreditt’s loans. Kommunekreditt may change the rate of interest with 14 days’ notice, upon which the borrower may accept the new interest rate or repay the loan. (See Item 4.B. “Business Overview — Loans — Export-related Loans” and “Business Overview — Loans — Municipal and County Loans”). These loans are booked as short-term lending, but due to the terms and conditions related to the interest rate structure and option to terminate, these loans are not funded with a matching maturity.

     On February 19, 2003, Eksportfinans issued GBP 50,000,000 Non-cumulative Undated Step-Up Capital Contribution Securities. Interest is payable on the securities, subject to certain conditions, annually in arrears at a rate of 5.918% with respect to the period from and including the issue date to, but excluding, February 19, 2013. Thereafter, interest on the securities will be payable quarterly in arrears at a rate of 2.32% above three-month LIBOR. The securities may be redeemed at the option of the Company in whole on February 19, 2013 or on any interest payment date thereafter or in the event of certain tax or regulatory changes affecting the Company, in each case subject to prior approval from the Norwegian Banking Insurance and Securities Commission. The securities are listed on the Luxembourg Stock Exchange.

     We anticipate that a portion of our cumulative liquidity will in the future be invested in new long-term assets and also that we will undertake further financing.

     The Financial Institutions Act limits intra-group contributions and dividends to the justifiable distribution based on the year’s profits. The Banking, Insurance and Securities Commission has indicated that intra-group contributions and dividends should not exceed 2/3, but in any event may not exceed a maximum 3/4, of a company’s annual profits. Our general meeting decides if and when intra-group contributions are to be made.

     Off-Balance Sheet Arrangements

     The Company has not entered into any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity or the availability of or requirements for capital resources.

     Contractual Obligations and Contingent Commitments

     The table below gives details of the contractual obligations and commercial commitments of the Company as at December 31, 2002.

	Payments Due by Period

(in NOK millions)		Less than 1	1-3	4-5	After 5
Contractual Obligations	Total	year	years	years	years

Long-Term Debt	57,227.1	19,889.8	12,064.1	13,765.7	11,507.5
Operating Leases	8.2	0.9	1.9	2.0	3.4

Total	57,235.3	19,890.7	12,066.0	13,767.7	11,510.9

	Amount of Commitment Expiration per Period

		Less than 1	1-3	4-5	After 5
Other Commercial Commitments	Total	year	years	years	years

Commercial Loan Commitments	3,880.0	2,688.8	1,174.2	17.0	0
Guarantees	2,949.3	696.6	313.4	1,939.3	0

Total	6,829.3	3,385.4	1,487.6	1,956.3	0

Information on the nature of the Company’s long-term debt obligations and operating lease commitments is provided in notes 22 and 37 to the financial statements, respectively.

Our commercial commitments are explained in note 36 to the financial statements.

     Capital Adequacy

     Capital adequacy is calculated in accordance with the prevailing regulations in force from the Banking, Insurance and Securities Commission of Norway. Under these regulations the capital adequacy requirement is 8%. At December 31, 2002, the Company’s capital adequacy ratio was 21.6%, compared with 25.0% at December 31, 2001. These declines in our capital adequacy ratio are consistent with our strategy of maintaining a strong capital base, especially relative to our competitors, yet optimizing our use of capital.

Risk-weighted balance sheet and off-balance sheet items

	December 31,

	2002		2001

	Book	Weighted	Book	Weighted
(NOK millions)	value	value	value	value

Assets:
Loans to and receivables from credit institutions	3,535	508	4,451	650
Loans and receivable due from customers	50,115	9,354	50,206	9,168
Securities	24,039	4,845	24,572	4,850
Intangible assets	2	0	3	0
Fixed assets	158	158	151	151
Other assets	83	44	78	40
Prepayments and accrued revenues	483	76	673	109

Total assets excluding trading portfolio	78,415	14,985	80,134	14,968

Off-balance sheet items:
Financial derivatives		1,275		680
Other off-balance transactions		620		675

Total off-balance sheet items		1,895		1,355

Total risk-weighted value of banking portfolio		16,880		16,323
Total risk-weighted value of trading portfolio		1,867		790
Foreign currency risk		66		0

Total		18,813		17,113

Risk capital

(NOK millions and as percentage of risk-weighted assets and off-balance sheet items)

	December 31,

	2002		2001

Core capital	3,177	16.9%	3,254	19.0%
Additional capital (subordinated loan capital)	880	4.7%	1,029	6.0%
Deducted items	0	0	0	0

Total risk capital	4,057	21.6%	4,283	25.0%

Composition of core capital

	December 31,

(NOK millions)	2002	2001

Share capital	1,594	1,594
Balance sheet equity	898	774
Preferred capital securities	697	901
Intangible assets	(2)	(3)
Prepaid pension cost	(10)	(12)

Total core capital	3,177	3,254

As of December 31, 2002, the effect of weighted offsetting items under capital adequacy regulations amounted to NOK 692 million.

     Transactions with Related and Certain Other Parties

     See Item 7.B. “Related Party Transactions.”

   C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     None.

   D.     TREND INFORMATION

     Lending

     Although new applications for USD loans have increased overall since 1998, the number of applications for these loans decreased from 1999 to 2001, but increased in 2002. Among the factors that contributed to the decrease in applications between 1999 and 2001 are the discontinuation by the present Norwegian Government of tied mixed credits, the lack of increase in the Norwegian Aid Agency’s guarantee capacity for tied-aid, the expatriation of some of the production lines of Norwegian exporters, and privatization of infrastructure services in developing countries that make the services less eligible for financing. The trend toward decreasing U.S. dollar loan applications turned around during 2002.

     The Company’s overall experience is that increases or decreases in loan applications are of a cyclical nature and depend on factors such as the Norwegian economy, the world economy and other factors of importance to international trade. The Norwegian Government is currently considering initiating a scheme for untied mixed credits, which may compensate for the effects of the discontinuation of tied mixed credits and may have a positive impact on the Company’s business and profits. It is unclear whether the Norwegian Government will in fact implement such a scheme and whether we would be allowed to participate in it if implemented. In effect tied mixed credits were discontinued in 2001. Amounts payable under the scheme were NOK 112 million in 2001 and NOK 27 million in 2002, and the discontinuation will have limited effect for the Company.

     Funding

     In line with general trends in the markets, over the last few years Eksportfinans has experienced gradually less favorable funding rates, measured as a margin to U.S. dollar LIBOR. This applies to larger public transactions as well as smaller private placements. Eksportfinans has no reason to believe that this trend will reverse in 2003.

     During 2002, the Company continued to borrow in the international markets as well as domestic markets. We decided, however, not to utilize our shelf registration in Japan for funding, because our sovereign status was not valid. On December 28, 2000 the Norwegian Government sold all of its shares in Christiania Bank og Kreditkasse to Merita Nordbanken Plc (now Nordea Bank Norge ASA). The Government’s indirect ownership in the Company was consequently reduced, which implied that the Company lost its sovereign status in Japan in the beginning of 2001. However, in December 2001 the Company again obtained sovereign status mainly due to the Government’s current direct ownership, which became effective September 11, 2001. The Company expects to be more active in the Japanese market again, for long-term as well as short-term financing, in 2003.

     The downgrading of the Company by Standard & Poor’s from AAA to AA+ in June 2001, did not have any significant impact on the Company’s funding cost in 2001 or 2002, nor is it expected to have any substantial effect in 2003. The latter may partly follow as a consequence of Fitch IBCA’s AAA rating of the Company in October 2001.

     In October 2001, Fitch published its AAA rating of the Company. Fitch’s stated rating rationale was the Company’s close relationship with the Norwegian state, our asset quality, strong risk-adjusted capital adequacy, stability of earnings, our unique position as provider of finance for the Norwegian export market and our significant share of the local government finance market.

     In 2002, Moody’s changed its rating of the Company from Aaa “cautiously stable” to Aaa “stable”.

     A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A.     DIRECTORS AND SENIOR MANAGEMENT

The principal executive officers and the directors of Eksportfinans as of the date of this annual report were:

Name	Title

Erik Borgen	Chairman of the Board and Director
Baard Syrrist	Vice Chairman of the Board and Director
Åse Aulie Michelet	Director
Thomas Borgen	Director
Anders Laegreid	Director
Cato Holmsen	Director
Gunvor Ulstein	Director
Tor F. Johansen	President, Chief Executive Officer and Director

Jens O. Feiring	Executive Vice President & Deputy CEO
Olav Tore Breilid	Executive Vice President
Kjell Danielsen	Executive Vice President
Ole-Jacob Lund	Executive Vice President
Arnulf Arnøy	Executive Vice President
Bjarne Jensen	President and Chief Operating Officer of Kommunekreditt

     Mr. Erik Borgen became a member of the Board of Directors in 2001 and has served as Vice Chairman since May 2002. He was re-elected in 2003, and his term expires in March 2004. He is Executive Vice President and Head of the Corporate Division of Den norske Bank ASA. Mr. E. Borgen holds directorships with DnB Naeringsmegling AS, DnB Kapitalforvaltning AS, NORUM — Nordic Russian Management Company Ltd. and DnB Finans AS. He was elected Chairman on April 9, 2003.

     Mr. Baard Syrrist became a member of the Board of Directors in 2001. He was re-elected in 2003, and his term expires in March 2005. He is Managing Director of Christiania Bank og Kreditkasse ASA, Executive Vice President of Nordea and head of Retail Norway. Mr. Syrrist is member of the Board of Directors of the Norwegian Financial Services Association. He was elected Vice Chairman on April 9, 2003.

     Mrs. Åse Aulie Michelet became a member of the Board of Directors in 2000, and was re-elected in 2002. Her new term expires in 2004. She is President of Nycomed Imaging AS (Norway). Mrs. Michelet holds directorships with Nycomed Amersham, Nycomed Imaging AS, Nycomed International, Nycomed ASA and Nygaard & Co. AS.

     Mr. Thomas Borgen became a member of the Board of Directors in 2001. He was re-elected in 2003, and his term expires in March 2005. He is Managing Director of Fokus Bank ASA. Mr. T. Borgen holds directorships with Fokus Bank ASA, Fokus Finans AS, Fokus Kreditt AS, Fokus Eiendomsmegling Telemark AS, FNH and Danske Bank International SA, Luxembourg.

     Mr. Anders Laegreid became a member of the Board of Directors in 2003, and his term expires in 2005. Mr. Laegreid is Group Director of Union Bank of Norway.

     Mr. Cato A. Holmsen became a member of the Board of Directors in 1995, and has served as Vice Chairman from March 2001 to May 2002. He was re-elected in 2003, and his term expires in March 2005. He is a partner with FSN Capital Partner AS and holds directorships with Eiendomsspar AS, Foinco Invest AS, Fesil ASA, F.S. Nielsen Capital AS, Johan G. Olsen AS, Johan G. Olsen Shipbrokers AS (subsidiary company of Johan G. Olsen AS), Klean ASA, Luxo ASA , NorgesGruppen ASA, Schibsted ASA together with the subsidiary companies Aftenposten AS and 20 minutes Holding AG, Staff-Gruppen AS, together with the subsidiary companies Celas and Celas Invest AS, Tensil Ltd. (the late firm Hafslund (UK) Holdings Ltd.) together with subsidiary company and Victoria Eiendom.

     Ms. Gunvor Ulstein became a member of the Board of Directors in 2003, and her term expires in 2005. She is Managing Director of Ulstein Mekaniske Verft Holding ASA and Ulstein Shipping AS.

     Mr. Tor F. Johansen became President and Chief Executive Officer of the Company in 1991, and has served as a Director since 1991. He joined Eksportfinans in 1977, became Executive Vice President, Corporate Finance and Treasury Section in 1982 and Deputy Chief Executive Officer in 1985.

     Mr. Jens O. Feiring joined Eksportfinans in 1974 as Legal Advisor. Since 1981, he has served as an Executive Vice President, Legal Section. Effective April 1, 2002, he was appointed Deputy Chief Executive Officer.

     Mr. Olav Tore Breilid joined Eksportfinans in 1995 as a Senior Vice President in the Treasury Section. He was appointed Executive Vice President and Head of Treasury Section effective April 1, 2002.

     Mr. Kjell Danielsen joined Eksportfinans in 1977 as a manager in the Financial Control and Administration Section. Since 1982, he has served as Executive Vice President, Financial Control.

     Mr. Ole-Jacob Lund joined Eksportfinans in 1979 as Financial Advisor in the Treasury Department. In 1990 he was appointed Senior Vice President of the Corporate Finance Department, and in 1991 he was appointed Executive Vice President and head of the Lending Section.

     Mr. Arnulf V. Arnøy, Executive Vice President, joined Eksportfinans in 1991 and was responsible for risk management, analysis and control of credit risk and credit exposure from 1991 to 1998. He became Head of Strategic Planning and Development/IT and Information Section in 1999.

     Mr. Bjarne Jensen joined Kommunekreditt as President and Chief Operating Officer in 1993.

     Eksportfinans believes there are no family relationships between any of the above officers or directors, nor are there any arrangements or understandings under which any of these officers or directors were elected to serve. Certain of Eksportfinans’s directors are also directors and/or officers of certain of Eksportfinans’s shareholders.

     Mr. Syrrist, Mr. T. Borgen, Mr. E. Borgen and Mr. A. Laegreid were appointed/elected directors as owner representatives. Mr. E. Borgen was re-elected in 2003 for a one-year term, Mr. Syrrist was re-elected in 2003 for a two-year term, Mr. T. Borgen was re-elected in 2003 for a two-year term and Mr. Laegreid was elected in 2003 for a two-year term.

     B.     COMPENSATION

     The total compensation the Company paid to the Board of Directors and executive officers as a group (13 persons) in the year ended December 31, 2002 was NOK 10.5 million. In 2002, compensation the Company paid to Tor F. Johansen, President, Chief Executive Officer and Director, was NOK 1.9 million.

     The total compensation for 2002 the Company paid to the executive officers (seven persons) was NOK 9.5 million. The total compensation the Company paid to the directors in 2002 (six persons) was approximately NOK 1.0 million. (Mr. Johansen is both a director and an executive officer). The total compensation we paid to members of the Council of Representatives (18 persons) in 2002 was approximately NOK 0.3 million. The total compensation we paid to members of the Control Committee (four persons) was NOK 0.4 million.

     In 1999, Eksportfinans introduced an incentive scheme that includes all employees. The incentive scheme bases the total amount to be distributed on a formula relating to achieved return on equity compared to the risk free rate of interest. The incentive scheme provides for Eksportfinans to distribute amounts partly in relation to salaries and partly on a discretionary basis. Eksportfinans did not pay any amount under the scheme in 2002.

     The aggregate amount the Company paid for pension, retirement or similar benefits for all executive officers as a group (seven persons) in the year ended December 31, 2002 was NOK 3.7 million. There are no such benefits for the directors.

     C.     BOARD PRACTICES

     Board of Directors

     Eksportfinans’s Board of Directors is comprised of a minimum of six and a maximum of eight members, all of whom are appointed by the Council of Representatives for a two-year term, except the President, who serves as a member ex officio. The Board of Directors meets at least six times a year, and all actions taken by the Board require a majority vote. The Board of Directors has the power to make all lending and borrowing decisions for Eksportfinans and has delegated such power, to a certain extent, to the President. The Board of Directors also makes recommendations to the Council of Representatives for the appointment of the President.

     Executive Management

     The President has responsibility for the day-to-day conduct of Eksportfinans’s business, subject to standing instructions issued by the Board of Directors and approved by the Council of Representatives. The President of Eksportfinans is empowered to grant loans of up to NOK 400 million. Credits may be approved by the President in amounts greater than NOK 400 million upon prior notification to the Board of Directors. The Board of Directors appoints executive officers to serve until resignation, death or removal by the Board.

     Council of Representatives

     The senior supervisory body of Eksportfinans is the Council of Representatives, which acts in a general way as a supervisory body meeting twice a year, and appoints members of the Board of Directors and the Company’s auditors.

     The Council of Representatives has 15 members and five alternates. The shareholders of the Company elect 14 members and four alternates. One member and one alternate are appointed by and among the employees. The Council members and alternates serve for two-year terms.

     Eight members of the Council of Representatives or their alternates constitute a quorum, and action by the Council requires a vote of half of the members (or alternates) present.

     As of the date of this annual report, the following persons served on the Council of Representatives:

     Frode Alhaug became a member of the Council of Representatives in 2003. He was elected Chairman the same year, and is elected until March 2005.

     Kristin Normann Aarum, became a member of the Council of Representatives in 1997. She has served as Vice Chairman from 1999, and is elected until March 2005.

     Anna Synnøve Bye became a member of the Council of Representatives in 1994, and is elected until March 2004.

     Olav Arne Fiskerstrand became a member of the Council of Representatives in 2002, and is elected until March 2004.

     Per Kløvstad became a member of the Council of Representatives in 1993, and is elected until March 2005.

     Kari Broberg became a member of the Council of Representatives in 1996, and is elected until March 2004.

     Nils Moe, became a member of the Council of Representatives in 1996, and is elected until March 2004.

     Einar Enger became a member of the Council of Representatives in 1996, and is elected until March 2004.

     Ingvild Myhre became an alternate member of the Council of Representatives in 1999, she was elected as member in 2003 and is elected until March 2005.

     Harry Konterud became a member of the Council of Representatives in 2002, and is elected until March 2004.

     Sverre Bjertnes, became an alternate member of the Council of Representatives in 1997, he was elected as member in 2003 and is elected until March 2005.

     Nina Lohne became a member of the Council of Representatives in 2003, and is elected until March 2005.

     Sandra Riise became a member of the Council of Representatives in 2002, and is elected until 2004.

     Elisabeth Krokeide became a member of the Council of Representatives in 2002, and is elected until 2004.

     Per Andreas Berg became a member of the Council of Representatives in 2002, and is elected until 2004.

     Claudine Smith became an alternate member of the Council of Representatives in 2000, and is elected until March 2004.

     Jørn Pedersen became an alternate member of the Council of Representatives in 2001, and is elected until March 2005.

     Kjell Ove Bratseth became an alternate member of the Council of Representatives in 2003, and is elected until 2005.

     Harald Ellefsen became an alternate member of the Council of Representatives in 2003, and is elected until 2005.

     Tellef K. Tellefsen became a member of the Council of Representatives in 2003, and is elected until March 2005 as an alternate.

     Control Committee and Auditors

     The Control Committee examines the accounts of the Company and reports to the Council of Representatives.

     The Control Committee consists of three members and one alternate, all of whom are appointed by the shareholders of the Company at the annual general meeting for a two-year period. One member must meet the requirements for judges in Norway and be approved by the Banking, Insurance and Securities Commission. Board members, employees and the auditors of the Company and their relatives and employees are prohibited from serving on the Control Committee.

     As of the date of this annual report, the following persons served on the Control Committee:

     Kristin Normann Aarum became a member of the Control Committee in 1997. She has served as Vice Chairman from 1987, as Chairman from 2003 and is elected until March 2005.

     Kjell Ove Bratseth became an alternate member in 2003, and is elected until 2005.

     Harald Ellefsen became a member of the Control Committee in 2000, and is elected until March 2004.

     Terje Skullerud, became an alternate member of the Control Committee in 2001, and was elected as a member and Vice Chairman in 2003 until March 2005.

     Independent auditors audit the accounts of the Company annually. The independent auditors are state-authorized public accountants appointed by the Council of Representatives. The Council of Representatives reviews the audited accounts, and the shareholders of the Company approve the audited accounts at the annual general meeting. The auditors of the Company are at present PricewaterhouseCoopers DA.

     None of the members of the Board of Directors, Council of Representatives or Control Committee is party to any contract providing for any benefits upon termination. The President has a severance package covering salary and other remuneration for 18 months in the event that the Company terminates his employment. Each of the other executive officers has an arrangement with Eksportfinans under which the executive officer, upon a termination, will receive 15 months’ payment.

     The Board of Directors has formed an Audit Committee, which operates pursuant to a charter approved by the Board of Directors. The Audit Committee has been appointed by the Board of Directors to assist the Board in monitoring:

•	the integrity of the Company’s financial statements,

•	the independent auditor’s qualifications and independence,

•	the performance of the Company’s internal audit function and independent auditors, and

•	the compliance by the Company with legal and regulatory requirements.

     The Audit Committee consists of Cato A. Holmsen, Åse Aulie Michelet and Gunvor Ulstein.

     Eksportfinans does not have a remuneration committee. At the annual general meeting, our shareholders determine the compensation for the Board of Directors, the Council of Representatives, the Control Committee and the independent auditor.

     The Board of Directors determines the compensation for the chief executive officer. The Board of Directors also has the authority to decide on the compensation for the other executive officers.

     The chief executive officer determines the compensation of the Company’s other employees, within economic limits set by the Board of Directors.

     D.     EMPLOYEES

As of December 31, 2002, the Company had 100 employees, all of whom are located in Norway.

Employees	Eksportfinans	Kommunekreditt	Total

2000	88	8	96
2001	91	7	98
2002	92	8	100

     E.     SHARE OWNERSHIP

     As of the date of this annual report, no director, executive officer, member of the Council of Representatives or Control Committee owned shares in the Company. No options to purchase equity securities from the Company were outstanding as of that date.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.     MAJOR SHAREHOLDERS

     As of the date of this annual report, the following shareholders owned Eksportfinans’s share capital:

	Ownership in
	Eksportfinans

	No. of
Shareholder	Shares*	%

Den norske Bank ASA	40,664	26.80
Nordea Bank Norge ASA	35,220	23.21
Union Bank of Norway	30,997	20.42
The Norwegian State	22,765	15.00
Fokus Bank ASA	12,586	8.29

9 other banks	9,533	6.28

Total	151,765	100.00

*     Each share in Eksportfinans represents one vote. There is only one class of shares.

     In a letter dated December 7, 2000 to the Ministry of Finance and the Ministry of Trade and Industry, the Board of Directors of Eksportfinans invited the Norwegian State to participate as a shareholder of Eksportfinans.

     On March 22, 2001 the Ministry of Trade and Industry announced, on behalf of the Kingdom of Norway, that it had decided to purchase shares in Eksportfinans. The Norwegian Government, in its reviewed National Budget, applied to the Norwegian Storting (Parliament) for a grant of funds to purchase shares in Eksportfinans.

     The Ministry of Trade and Industry indicated that the Norwegian State’s ownership of shares in Eksportfinans would support Eksportfinans’s credit rating and access to international money and capital markets. Further the Government emphasized the need for Norwegian exporters to have access to competitive export credit financing compared to that of their competitors. We believe that the Kingdom of Norway’s investment in Eksportfinans is a positive factor for Eksportfinans’s international credit rating and secures Eksportfinans’s status as a nationally important center for export credit financing expertise for the benefit of Norwegian export industry.

     On September 11, 2001, the Norwegian State acquired a 15% shareholding in Eksportfinans through a new issuance of shares. The purchase price corresponded to 115% of a proportionate part of the book value of shareholders’ equity as of June 30, 2001.

     Den norske Bank ASA, Nordea Bank Norge ASA, Fokus Bank ASA, Union Bank of Norway and four minority shareholders have notified the Company that they have entered into a shareholders’ agreement among themselves providing for mutual rights of first refusal in the event that any one or more of them desires to dispose of its shares in the Company.

     As of December 31, 2002, there were 23 operating commercial banks in Norway, including eight branches of foreign banks (of which two are shareholders of the Company). Norwegian commercial banks are limited liability companies. Furthermore, there were 129 savings banks operating in Norway (of which six are shareholders of the Company). The Ministry of Finance and Customs, the Central Bank of Norway and the Norwegian Banking, Insurance and Securities Commission supervises all commercial and savings banks pursuant to the Commercial Banks Act of 1961, as amended, the Savings Bank Act of 1961, as amended, the Monetary and Credit Policy Act of 1965, as amended, and the Financial Institutions Act, as amended. See Item 4.B. “Business Overview — Supervision and Regulation”.

     The three largest Norwegian commercial banks owning approximately 57% of Eksportfinans’s share capital at December 31, 2002 had aggregate total assets at December 31, 2002 of approximately NOK 658 billion (excluding branches of foreign banks), representing approximately 85% of the total assets of Norwegian commercial banks.

     At December 31, 2002, Union Bank of Norway, the largest savings bank in Norway, owned approximately 20% of Eksportfinans’s share capital. Union Bank of Norway had total assets of NOK 253 billion at December 31, 2002, representing approximately 37% of the total assets of Norwegian savings banks.

     In the first quarter of 2003, Nordlandsbanken ASA was taken over by Den norske Bank, which increased Den norske Bank’s shareholding in our shares to 26.80%. As of the date of this annual report, Den norske Bank owned 26.80% of Eksportfinans’s share capital. Eksportfinans believes that as of such date the Norwegian state held 47.7% of the share capital of Den norske Bank.

     For a discussion of certain liabilities of the shareholders of the Company, see Item 4.B. “Business Overview — Loans — Liabilities of the Shareholders in respect of Eksportfinans’s Indebtedness.”

     B.     RELATED PARTY TRANSACTIONS

     In the normal course of business, certain of the Company’s shareholders (see Item 7.A. “Major Shareholders”) extend guarantees in connection with loans made by the Company. See Item 4.B. “Business Overview — Loans — Credit Support for Loans”. The Norwegian Government, which holds 15% of our outstanding shares, also indirectly or directly guarantees some of the loans we make. For further information on the composition of guarantees, see Item 4.B. “Business Overview — Loans — Credit Monitoring and Assessment.” The borrowers pay commissions in consideration of such guarantees directly to the shareholders. See Item 4.B. “Business Overview — Loans — Liabilities of the Shareholders in respect of Eksportfinans’s Indebtedness.”

     The Company has agreed in recent years to acquire from certain of its shareholders portions of their loans to companies in Norwegian export industries. The agreements are based on commercial considerations and the loans acquired are generally of the type extended by the Company in the normal course of business. All such loans acquired are supported by guarantees. In 2002, 2001 and 2000 the Company acquired loans amounting to NOK 5,601 million, NOK 5,105 million and NOK 3,880 million, respectively.

     In addition, in the normal course of business, the Company deposits funds and engages in other transactions with its shareholder banks on normal commercial terms, which the Company believes are non-preferential.

     As of December 31, 2002, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 2,656 million. These transactions were recorded on market terms. In connection with the Company’s lending activity, as of December 31, 2002, our shareholders had provided guarantees for an amount of NOK 12,782 million. The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.

     Our transactions with related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

     At December 31, 2002, six loans totaling NOK 1,017 million were outstanding from Eksportfinans to companies of which Eksportfinans’s board members, members of the Control Committee or chairman of the Council of Representatives are board members. At December 31, 2002, six loans totaling NOK 581 million were outstanding from Eksportfinans to companies of which Kommunekreditt’s board members, members of the Control Committee or chairman of the Council of Representatives are board members. Bank deposits are not defined as loans. See note 29 to the financial statements.

     As of December 31, 2002, the Company had NOK 77 million in loans outstanding to employees (primarily mortgage loans), which, in accordance with the generally accepted practice of financial institutions in Norway, bear interest at rates below those prevailing in the market. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No loans have been made to Executive Officers of the Company since July 30, 2002.

     See Item 4.B. “Business Overview — Loans — Arrangement with the Norwegian Government.”

     C.     INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

Item 8. FINANCIAL INFORMATION

     A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

     There are no material legal proceedings pending to which the Company is a party.

   B.     SIGNIFICANT CHANGES

     On February 7, 2002, the Norwegian Government through the Ministry of Trade and Industry introduced the OECD CIRR system for ship financing. See Item 4.B. “Business Overview — Loans — Export-related Loans — Government-Supported Loans.” At the same time the scope of an agreement with the Norwegian Government on the basis of Parliamentary Bill No. 108 (1977-78) (the “108 Agreement”) was changed to include ship financing at OECD CIRR terms. Eksportfinans administers the 108 agreement and provides for financing of capital goods and ships. See note 1(D) to the financial statements.

Item 9. THE OFFER AND LISTING

   A.     OFFER AND LISTING DETAILS

     Eksportfinans’s Preferred Capital Securities were issued in January 1993 and traded on the New York Stock Exchange. On March 20, 2003, the Company exercised its option to redeem the Preferred Capital Securities, which were delisted from the New York Stock Exchange effective April 15, 2003.

     Based on financial information provided by Bloomberg L.P., the tables below set forth for the periods indicated the high and low closing prices for Eksportfinans’s: (1) 5.75% USD notes due 2006, (2) 1.80% JPY notes due 2010, and (3) 6.875% SEK notes due 2004.

     The 5.75% USD notes due 2006 and the 1.80% JPY notes due 2010 are listed on the Luxembourg Stock Exchange. The 6.875% SEK notes due 2004 are listed on the London Stock Exchange. There is no assurance of an active public trading market for these securities, particularly for the 6.875% SEK notes due 2004.

5.75% USD notes due 2006*

		High	Low

2001	(beginning June 12)	107.08	99.81
2002		110.14	101.61

		High	Low

2001	Second quarter (beginning June 12)	101.35	99.87
	Third quarter	105.21	99.81
	Fourth quarter	107.08	101.77
2002	First quarter	104.50	101.61
	Second quarter	105.54	101.82
	Third quarter	110.14	105.16
	Fourth quarter	110.04	107.88
2003	First quarter	110.90	109.23
	Second quarter (through June 13)	111.92	109.55

		High	Low

2002	December	110.04	108.22
2003	January	109.98	109.26
	February	110.26	109.47
	March	110.90	109.23
	April	110.12	109.55
	May	111.29	110.06
	June (through June 13)	111.92	111.17

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers, for the period June 12, 2001 through June 13, 2003.

1.80% JPY notes due 2010*

		High	Low

2000	(beginning May 11)	101.74	97.85
2001		107.34	101.23
2002		108.84	103.43

		High	Low

2000	Second quarter (beginning May 11)	100.65	99.38
	Third quarter	100.44	97.85
	Fourth quarter	101.74	98.63
2001	First quarter	107.11	101.23
	Second quarter	107.34	103.49
	Third quarter	106.38	104.55
	Fourth quarter	105.95	105.12
2002	First quarter	105.29	103.43
	Second quarter	106.54	104.81
	Third quarter	108.76	106.13
	Fourth quarter	108.84	107.68
2003	First quarter	109.64	108.35
	Second quarter (through June 13)	110.57	109.11

		High	Low

2002	December	108.77	108.44
2003	January	109.20	108.35
	February	109.33	108.69
	March	109.64	109.19
	April	109.80	109.11
	May	110.44	109.84
	June (through June 13)	110.57	110.37

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers, for the period May 11, 2000 through June 13, 2003.

6.875% SEK notes due 2004*

		High	Low

2000	(beginning February 9)	105.07	101.32
2001		106.43	103.16
2002		104.16	102.35

		High	Low

2000	First quarter (beginning February 9)	103.40	101.32
	Second quarter	103.72	102.42
	Third quarter	103.76	102.58
	Fourth quarter	105.07	103.58
2001	First quarter	106.43	105.26
	Second quarter	106.31	103.16
	Third quarter	103.35	103.21
	Fourth quarter	105.16	103.56

		High	Low

2002	First quarter	104.16	102.44
	Second quarter	102.77	102.35
	Third quarter	103.26	102.61
	Fourth quarter	103.24	102.89
2003	First quarter	103.04	102.67
	Second quarter (through June 13)	102.68	102.27

		High	Low

2002	December	103.19	102.91
2003	January	103.04	102.90
	February	102.99	102.82
	March	102.93	102.67
	April	102.68	102.35
	May	102.43	102.27
	June (through June 13)	102.45	102.37

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers, for the period February 9, 2000 through June 13, 2003.

   B.     PLAN OF DISTRIBUTION

     Not applicable.

   C.     MARKETS

     See Item 9.A. “Offer and Listing Details.”

   D.     SELLING SHAREHOLDERS

     Not applicable.

   E.     DILUTION

     Not applicable.

   F.     EXPENSES OF THE ISSUE

     Not applicable.

Item 10. ADDITIONAL INFORMATION

   A.     SHARE CAPITAL

     Not applicable.

   B.     MEMORANDUM AND ARTICLES OF ASSOCIATION

     Eksportfinans’s registry number with Foretaksregisteret (the Norwegian Registry of Companies) is No. 816 521 432. The objective of Eksportfinans according to Article 1 of Eksportfinans’s Articles of Association is to conduct financing operations:

•	for the export industries, including but not limited to:

—	the export of goods and services,

—	the establishment and acquisition of manufacturing facilities and companies,

—	investments in export-orientated means of production and plant,

—	the establishment of foreign stocks of goods, and

—	domestic contracts where foreign credit is a competitive factor;

•	approved or requested by Norwegian authorities; and

•	through its subsidiary to regional and local authorities.

     The term financing operations means operations as defined in the Financial Institutions Act, including without limitation the raising of debt and other financial transactions and management of borrowed and owned unborrowed private liquid funds.

     Section 3-12 of the Financial Institutions Act provides that no member of the board, Council of Representatives or Control Committee may participate in the discussions of or decision of any matter of such great importance to himself or to a person closely connected to himself that he must be considered to have a marked personal financial interest in the matter. Nor may any board member participate in a decision concerning a loan against, or the discounting of, any paper bearing his name. The Council of Representatives decides the compensation of the directors. No director is a member of or has any voting rights in the Council of Representatives.

     According to our Articles of Association, Section 6, the Board of Directors is vested with the authority, among other things, to borrow on behalf of the Company. With the exception of certain types of loans — loans for which payment of interest is tied to payment of dividends to shareholders or results of operations in general — borrowings may be decided by simple majority. The board may delegate its power to borrow to the President.

     None of the Public Limited Liability Company Act, the Financial Institutions Act or the Articles of Association specify a mandatory retirement age. However, the practice has been that directors, members of the Council of Representatives and members of the Control Committee retire at the age of 70.

     The Board of Directors does not have the power to vote on compensation paid to its members. The Articles of Association do not require that a director own any number of shares to qualify as a director. No director of Eksportfinans owns any shares.

     Each share in Eksportfinans represents one vote. There is only one class of shares. Each share enjoys the same rights to dividends and rights to surplus in the event of liquidation.

     In order to change existing shareholders’ rights, the Public Limited Liability Companies Act Section 5-20 requires unanimity from all shareholders. The Articles of Association are silent regarding this matter, which means that the Public Limited Liability Companies Act applies.

     Section 12 of our Articles of Association provides that the chairman of the Council of Representatives convenes the annual general meeting. An extraordinary general meeting is held when considered necessary by the Board of Directors, Control Committee, the Council of Representatives or its chairman. At least 14 days’ notice in writing must be given for an ordinary general meeting or an extraordinary general meeting. General meetings are held at least once a year.

     Section 2 of our Articles of Association provides that only banks (with no limitation on nationality) and the Norwegian state may own shares in the Company. Section 2-2 of the Financial Institutions Act provides that no one may hold more than 10% of the share capital in a financial institution, which is also applicable to Eksportfinans. However, Eksportfinans was granted an exemption to this provision in 1990.

     The Articles of Association do not have any specific provisions that would have an effect of deferring, delaying or preventing a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring. As discussed above, there are provisions that define Eksportfinans’s objectives and limit who may hold Eksportfinans’s shares.

   C.     MATERIAL CONTRACTS

     None.

   D.     EXCHANGE CONTROLS

     Transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, domestically or cross-border, a practice restricted to licensed banks. The Company has been granted status as a “regulated currency positioned” financing company, and consequently is free to make and receive payments in foreign currency, hold assets and to incur indebtedness in foreign currency.

   E.     TAXATION

     NORWEGIAN TAX CONSIDERATIONS

     The principal of and premium, if any, and interest, if any, on Eksportfinans’s debt securities will be paid without deduction for or on account of any present or future taxes or duties, of any nature, imposed or levied by or within Norway or by or within any district, municipality or other political subdivision or taxing authority therein or thereof, except when the bearer or registered owner is subject to Norwegian taxation or duties thereon otherwise than by reason of his holding or ownership of such securities or the receipt of income therefrom.

     Gains derived from the sale of Eksportfinans’s debt securities by a non-Norwegian person not resident in Norway are not subject to Norwegian income taxes.

     A non-Norwegian person not resident in Norway who holds Eksportfinans’s debt securities is not subject to Norwegian inheritance, gift or wealth tax unless such person operates a business through a permanent establishment in Norway and payments on such securities are attributable to such business. Norwegian inheritance and gift tax may, however, under certain circumstances be imposed on holders who are non-resident Norwegian citizens. Under the United States-Norway estate and inheritance tax treaty, a United States citizen or domiciliary who becomes liable to pay Norwegian inheritance or gift taxes generally will be entitled to credit against his U.S. estate or gift tax liability the amount of such Norwegian taxes.

     U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes certain U.S. Federal income tax consequences that may be relevant to the acquisition, ownership and disposition of notes issued by Eksportfinans. This summary addresses only U.S. Federal income tax considerations for holders that are initial purchasers of the notes pursuant to the relevant offering and that will hold the notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire the notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following:

•	financial institutions;

•	insurance companies;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	persons that will hold the notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes;

•	persons that have a “functional currency” other than the U.S. dollar;

•	persons that own (or are deemed to own) 10% or more (by voting power or value) of Eksportfinans’s stock;

•	regulated investment companies; and

•	persons who hold the notes through partnerships or other pass-through entities.

Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of notes. This summary also does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the U.S. Federal income tax laws.

     This summary is based on the U.S. Internal Revenue Code of 1986, U.S. Treasury regulations and judicial and administrative interpretations, in each case as in effect and available on the date of this annual report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     You should consult your own tax advisor with respect to the U.S. Federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of notes.

     For the purposes of this summary a “U.S. holder” is a beneficial owner of a note that is for U.S. Federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. tax purposes, created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A “non-U.S. holder” is a beneficial owner of a note that is not a U.S. holder. If a partnership holds a note, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding a note should consult its tax advisor.

     Payments of Interest

     Interest (including any additional amounts payable, if any) paid on a note will be taxable to a U.S. holder as ordinary interest income at the time it is received or accrued, depending on the U.S. holder’s method of accounting for U.S. Federal income tax purposes. A U.S. holder utilizing the cash method of accounting for U.S. Federal income tax purposes that receives an interest payment denominated in foreign currency will be required to include in income the U.S. dollar value of that interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

     An accrual basis U.S. holder is required to include in income the U.S. dollar value of the amount of interest accrued on a note during the accrual period. An accrual basis U.S. holder may determine the amount of the interest to be recognized in accordance with either of two methods. Under the first accrual method, the amount of interest accrued will be based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period that spans two taxable years, the part of the period within each taxable year. Under the second accrual method, the U.S. holder may elect to determine the amount of interest accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within each taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. holder may instead translate that interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. holder and will be irrevocable without the consent of the Internal Revenue Service.

     A U.S. holder utilizing either of the foregoing two accrual methods will generally recognize ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a note). The amount of ordinary income or loss will equal the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method utilized by the U.S. holder).

     Foreign currency received as interest on a note will have a tax basis equal to its U.S. dollar value on the date the interest payment is received. Gain or loss, if any, realized by a U.S. holder on a sale or other disposition of the foreign currency will be ordinary income or loss and will generally be income from sources within the U.S. for foreign tax credit limitation purposes. Interest received by a U.S. holder will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, interest on a note should generally constitute “passive income,” or in the case of certain U.S. holders, “financial services income.”

     Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. Federal income or withholding tax on interest received on a note unless that income is effectively connected with the conduct by that non-U.S. holder of a trade or business in the United States.

     Sale, Exchange or Retirement of the Notes

     A U.S. holder’s tax basis in a note will generally equal its “U.S. dollar cost”. The U.S. dollar cost of a note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of a note traded on an established securities market (as defined in the appropriate U.S. Treasury Regulations) that is purchased by a cash basis U.S. holder (or an accrual basis U.S. holder that so elects), on the settlement date for the purchase.

     A U.S. holder will generally recognize gain or loss on the sale, exchange or retirement of a note equal to the difference between the amount realized on the sale, exchange or retirement and the tax basis of the note. The amount realized on the sale, exchange or retirement of a note for an amount of foreign currency will be the U.S. dollar value of that amount on

•	the date the payment is received in the case of a cash basis U.S. holder,

•	the date of disposition in the case of an accrual basis U.S. holder, or

•	in the case of a note traded on an established securities market (as defined in the applicable U.S. Treasury Regulations), that is sold by a cash basis U.S. holder (or an accrual basis U.S. holder that so elects), on the settlement date for the sale.

     Gain or loss recognized by a U.S. holder on the sale, exchange or retirement of a note that is attributable to changes in currency exchange rates will be ordinary income or loss and will constitute principal exchange gain or loss. Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. holder’s purchase price of the note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. holder’s purchase price of the note in foreign currency determined on the date the U.S. holder acquired the note. The foregoing principal exchange gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. holder on the sale, exchange or retirement of the note, and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

     Any gain or loss recognized by a U.S. holder in excess of principal exchange gain or loss recognized on the sale, exchange or retirement of a note will generally be U.S. source capital gain or loss. You should consult your own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that hold the notes for more than one year) and capital losses (the deductibility of which is subject to limitations).

     A U.S. holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realized by a U.S. holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

     Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. Federal income or withholding tax on any gain realized on the sale, exchange or retirement of a note unless:

•	that gain is effectively connected with the conduct by that non-U.S. holder of a trade or business in the United States;

•	in the case of any gain realized by an individual non-U.S. holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met; or

•	the non-U.S. holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

     Backup Withholding and Information Reporting

     Backup withholding and information reporting requirements may apply to certain payments on the notes and proceeds of the sale, exchange or retirement of the notes to U.S. holders. Eksportfinans, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding, currently at a rate of 30% of such payment, if the U.S. holder fails to furnish the U.S. holder’s taxpayer identification number, to certify that such U.S. holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate may be subject to change each year. Certain U.S. holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-U.S. holders may be required to comply with applicable certification procedures to establish that they are not U.S. holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally may be claimed as a credit against such U.S. holder’s U.S. Federal income tax liability, provided that the required information is furnished to the IRS. Prospective investors in the notes should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

     The U.S. Federal income tax discussion set forth above is included for general information only and may not be applicable depending upon the particular situation of the holder of the notes. You should consult your own tax advisors with respect to the tax consequences to them of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in Federal or other tax laws.

   F.     DIVIDENDS AND PAYING AGENTS

     Not applicable.

   G.     STATEMENTS BY EXPERTS

     Not applicable.

   H.     DOCUMENTS ON DISPLAY

     Eksportfinans is subject to the information requirements of the U.S. Securities Exchange Act of 1934, and files periodic reports and other information with the United States Securities and Exchange Commission. Eksportfinans files its annual reports on Form 20-F and furnishes its interim reports on Form 6-K.

     You may read and copy any document that Eksportfinans has filed with or furnished to the SEC at the SEC’s public reference room at 450 Fifth Street, N.W. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

   I.     SUBSIDIARY INFORMATION

     Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Asset and Liability Risk Management

     The main objectives of the Company’s asset and liability risk management activities are to manage interest rate, currency and other market-related risks, as well as refinancing risks. With respect to the risk management of the Company’s government-supported loans and the corresponding funding transactions, see Item 4.B. “Business Overview — Loans — Arrangement with the Norwegian Government.” With respect to the commercial loans and the corresponding liquidity reserves and funding transactions, our policy is, to the extent practicable, to match, through the use of interest rate and currency swaps and other derivative instruments, the interest rate terms, currencies and maturities of our liabilities with those of our assets. The interest rate exposure is measured and managed on a portfolio basis. There can, however, be no assurance that we will be able to obtain economically efficient hedging opportunities that will enable us to implement this policy with respect to new assets and liabilities.

     The Company has funded its assets in a variety of currencies, mostly at fixed rates of interest, although also through simple fixed- to floating-rate swaps and various hybrid debt instruments. In accordance with our asset and liability risk management policy these funds have generally been swapped into floating rate funds denominated in U.S. dollars, which are invested for the short term in instruments effectively denominated in U.S. dollars, pending their application to fund long-term assets. Certain Norwegian krone borrowings are not swapped into any other currency but are invested in instruments denominated in Norwegian kroner. We may also, according to our present policy, swap funds into floating rate euro, and invest in instruments denominated in euro.

     Funds available for long-term financing of disbursed loans are generally invested, pending disbursement, on an interim basis in short-term instruments. The Company frequently finances disbursed loans on an interim basis through the issuance of commercial paper or similar short-term debt instruments, until long-term funds are available. The Company also uses forward-rate agreements to lock in current interest rates in order to hedge interim financing of loans. As loans are granted in a variety of currencies, and with both fixed and floating rates of interest, the Company normally uses swaps and similar instruments, where appropriate, to convert these loans into floating rate assets, denominated in U.S. dollars, to match the terms of the underlying swapped funding.

     The bulk of the Company’s “liquidity” is held in the non-trading portfolios, but certain investments are held in the trading book. These investments are generally of very high credit quality, very liquid and are actively traded. Otherwise, the Company’s general investment strategy is to “buy and hold”.

     In connection with the Company’s structured transactions, primarily on the funding side but also to some extent with respect to its investments and warrant issuances, it may also enter into options and hybrid transactions which reduce the Company’s exposure to the interest rate, currency or other market-related risks embedded in such transactions and which provide an opportunity to reduce the Company’s cost of funds, directly or indirectly.

     As of December 31, 2002 and 2001, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options were NOK 200,802 million and NOK 152,895 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of the Company’s loans. See Item 4.B. “Business Overview — Loans — Credit Support for Loans” and Note 1(F) to the financial statements. To date, the Company has not experienced any losses as a result of the credit risks related to such hedging transactions.

     As part of the Company’s risk management policy it has since 1989 chosen to outsource the internal audit function to an external auditor firm.

     Market Risk

     Financial instruments account for the bulk of our assets and liabilities. The market risks inherent in the Company’s market risk-sensitive instruments and positions are the potential of losses arising from adverse changes in foreign currency exchange rates and adverse changes in interest rates. See discussion under Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Asset and Liability Risk Management,” “— Foreign Currency Exchange Risk” and “— Interest Rate Risk.” Fair values of financial instruments are disclosed in note 30 to our financial statements. A specification of financial derivatives is disclosed in note 31 to our financial statements.

     Foreign Currency Exchange Risk

     As of December 31, 2002, the Company’s exposure to currencies other than the Norwegian krone reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

				Amount of net
				position relating
				to 108 Agreement
(NOK thousands)	Balance sheet items	Derivatives	Net position	items(1)

USD	(7,958,173)	8,102,196	144,023	134,418
EUR	17,598,688	(17,611,221)	(12,533)	13,500
JPY	(25,078,760)	25,079,403	643	41
GBP	(2,075,889)	2,077,176	1,287	1,078
CAD	44,242	(43,738)	504	469
SEK	(805,394)	805,671	277	6
Other currencies	(7,923,437)	7,923,775	338	246

Total	(26,198,723)	26,333,262	134,539	149,758

(1)	In 1978, the Norwegian Government established an arrangement with Eksportfinans pursuant to a legislative enactment (Storting Proposition No. 108) whereby for certain loans and borrowings relating to Norwegian government-supported export credits, the Government will make payments to Eksportfinans sufficient to protect it against interest and foreign exchange losses over the life of these transactions and further to ensure that Eksportfinans realizes a part of its expected profit margin between loan revenues and borrowings costs relating to government-supported lending.

     The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged. For further information regarding the Company’s balance sheet and off-balance sheet foreign currency items, see note 1(I) to the financial statements.

     As of December 31, 2002, approximately 61.0% of the Company’s capital was denominated in Norwegian kroner, with the remaining 39.0% denominated in other currencies, predominantly U.S. dollars. Because a greater percentage of the Company’s risk weighted assets than its risk capital is denominated in U.S. dollars, the Company’s capital ratio is subject to fluctuations resulting from changes in the U.S. dollar/Norwegian krone exchange rate.

     Additionally, because the Company’s financial statements are reported in Norwegian kroner and a majority of our items are denominated in U.S. dollars, the levels of items reflected in our financial statements are subject to fluctuations as a result of changes in the U.S. dollar/Norwegian krone exchange rate. In particular, a substantial part of the Company’s net interest income is denominated in U.S. dollars, while we pay taxes, the dividends to shareholders and administrative expenses in Norwegian kroner.

     The Board of Directors has approved this currency risk and at the present time the Company can have aggregate net positions in foreign currencies equivalent to NOK 180 million (USD 25.8 million). The company has not exceeded this amount in 2002.

     The potential decrease in fair value of the Company’s financial instruments that would have resulted from a hypothetical 10% adverse change in foreign currency exchange rates as of December 31, 2002 is NOK 14.6 million (NOK 4.6 million in 2001) in the trading portfolio and NOK 25.3 million (NOK 27.5 million in 2001) in our non-trading portfolios. The increase in the exposure with respect to the currency exchange rate is determined by changes in the overall composition of our portfolios due to current market conditions, but also due to an increase in the size of the trading portfolio from 2001 to 2002. The fair value of the trading portfolio increased from NOK 4,977 million in 2001 to NOK 12,610 million in 2002.

     Interest Rate Risk

     Our guidelines with respect to interest rate risk include limits on interest rate exposure for the market-based activities of the Company.

     The interest rate exposure is managed by a separate risk management function and reported regularly to the management board. The Board of Directors sets the general level of interest rate exposure.

     We measure our exposure to interest rate risk according to the basis point value method. This measurement quantifies the change in the fair value of assets and liabilities that would result from a one basis point change in interest rates or one basis point widening of interest rate spreads. Basis point value shows whether an increase of 1/100 of 1% (or one basis point) in a market rate will yield a profit or loss, and of what magnitude.

     Interest rate exposure is calculated for financial instruments. The table below displays the change in fair values given an increase in interest rates of 1% on December 31, 2002. The interest rate exposure takes into account that interest rate fixings occur at different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However the interest rate exposure may be overestimated since it does not account for covariance between the selected interest points.

     The interest rate exposure relative to a one percentage point increase is derived by multiplying the one basis point value by one hundred. The method does not account for possible convexity effects.

Company
(NOK thousands)	1 month	3 months	1 year	5 years	Total

Trading portfolio:
USD	1,051	(3,230)	(1,354)	(141)	(3,674)
EUR	1,893	(6,317)	(2,265)	(232)	(6,921)

Total					(10,595)

Other
NOK	8,637	(3,509)	(17,797)	(19,598)	(32,267)
USD	(9,151)	35,012	31,831	(200)	57,492
EUR	1,722	(5,626)	(2,657)	73	(6,488)

Other currencies	348	(580)	456	(4,440)	(4,216)

Total					(14,521)

     The table does not include the administrative interest rate risk and the interest rate risk related to non-interest earning assets. Administrative interest rate risk arises when changes in market rates are not immediately reflected by changes in interest rate conditions on non-maturing assets. This is due to the Company’s discretionary fixing of interest rates on these assets. Under the 108 Agreement, currency and interest rate risk are fully covered by the Norwegian Government. Positions under the 108 Agreement are not included.

     The potential decrease in fair value that would have resulted from a hypothetical 1% adverse change in interest rates as of December 31, 2002 is NOK 10.6 million (NOK 0.5 million in 2001) in the trading portfolio and NOK 14.5 million in the non-trading portfolios (NOK 44.7 million in 2001). The total interest rate exposure decreased from NOK 45.2 million in 2001 to NOK 25.1 million in 2002. The overall decrease in exposure to changes in interest rates is a policy decision aimed at risk reduction for the Company. A continuous assessment of market conditions guides the level of exposure to interest rate changes for the Company. Financial derivatives have been used to reduce the overall exposure. The composition of the exposure has shifted as the trading portfolio increased from NOK 4,977 million to NOK 12,610 million.

     The ongoing management of financial instruments is in accordance with the Company’s guidelines for asset and liabilities management and risk management. The management view on risk and return may at any time be reflected in a change in the overall level of exposure and in the shift in exposure from one portfolio to the other.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

Item 15. CONTROLS AND PROCEDURES

     Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, which will be used as input for further improvement actions, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information about the Company.

     There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation.

Item 16.

     [Reserved]

PART III

Item 17. FINANCIAL STATEMENTS

     Not applicable.

Item 18. FINANCIAL STATEMENTS

     The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers DA, independent accountants, are incorporated by reference in this Item 18:

Item 19. EXHIBITS

1.1	Articles of Association (English translation)
2.1	Form of Indenture, dated as of February 1, 1996, between the Company and The Bank of New York (formerly United States Trust Company of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 2 to Form F-3 filed with the SEC February 2, 1996)
7.1	Computation of ratio of earnings to fixed charges
12.1	Consent of independent accountants
12.2	Certain information on the Kingdom of Norway and the Norwegian economy

12.3	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.4	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     The total amount of long-term debt securities of the Company authorized under any other instrument does not exceed 10% of the total assets of the Company. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

EKSPORTFINANS ASA

By:	/s/ TOR F. JOHANSEN Tor F. Johansen President and Chief Executive Officer

Dated:  June 20, 2003

CERTIFICATIONS

I, Tor F. Johansen, certify that:

1.  I have reviewed this annual report on Form 20-F of Eksportfinans ASA;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design of operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 20, 2003

/s/ TOR F. JOHANSEN Name: Tor F. Johansen Title: President and Chief Executive Officer

I, Kjell Danielsen, certify that:

1.  I have reviewed this annual report on Form 20-F of Eksportfinans ASA;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design of operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 20, 2003

/s/ KJELL DANIELSEN Name: Kjell Danielsen Title: Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Eksportfinans ASA

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows present fairly, in all material respects, the consolidated financial position of Eksportfinans ASA at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Norway. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Norway and the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Generally accepted accounting principles in Norway vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002, and the determination of consolidated shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Note 35 to the consolidated financial statements.

/s/ PricewaterhouseCoopers DA

PricewaterhouseCoopers DA

Oslo, Norway
February 20, 2003

EKSPORTFINANS

STATEMENTS OF INCOME

	For the year ended December 31,
	(NOK thousands, except per share data)

	2002	2001	2000

Interest and related income
Interest and related income on loans and receivables due from credit institutions	98,687	244,471	605,517
Interest and related income on loans and receivables due from customers	1,402,531	2,383,790	2,947,262
Interest and related income on securities	951,980	2,080,229	2,445,325
Other interest and related income	9,941	8,659	5,654

Total	2,463,139	4,717,149	6,003,758

Interest and related expenses
Interest and related expenses on short-term and long-term debt	1,965,961	4,073,145	5,344,018
Interest and related expenses on subordinated debt	38,404	112,170	151,045
Interest and related expenses on preferred capital securities	35,881	59,361	76,305
Other interest and related expenses	16,576	12,257	7,274

Total	2,056,822	4,256,933	5,578,642

NET INTEREST INCOME	406,317	460,216	425,116

Income (losses) on investment in joint venture	(184)	0	0

Income (expenses):
Commissions and income related to banking services	5,134	0	0
Commissions and expenses related to banking services	(6,121)	(6,921)	(20,365)

Total	(987)	(6,921)	(20,365)

Gains (losses):
Net gains (losses) on securities	8,362	10,584	(513)
Net gains (losses) on foreign currencies	(3,059)	(5,846)	13,045

Total	5,303	4,738	12,532

Income (expenses):
Other operating income	8,035	6,416	6,291
Salaries and other administrative expenses	(99,905)	(98,464)	(91,923)
Depreciation	(16,247)	(11,899)	(7,910)
Other operating expenses	(11,831)	(10,630)	(7,474)
Realized loan losses	0	0	0

Total	(119,948)	(114,577)	(101,016)

NET INCOME BEFORE TAXES	290,501	343,456	316,267
Income taxes	(82,986)	(94,596)	(64,941)

NET INCOME	207,515	248,860	251,326

PER SHARE DATA:
Net income	1,367	1,639	1,948
Dividends	0,55	0,82	0,98

The accompanying notes are an integral part of these financial statements.

EKSPORTFINANS

BALANCE SHEETS

	(NOK thousands)

	2002	2001

ASSETS
Cash	5	10
Loans and receivables due from credit institutions	3,535,379	4,450,502
Loans and receivables due from customers	50,114,519	50,206,202
Securities issued by governments and municipalities	1,118,378	1,271,766
Securities issued by others	35,530,952	28,276,948

Total securities	36,649,330	29,548,714

Investments in jointly controlled activity	828	0
Intangible assets	2,004	3,370
Fixed assets	156,857	151,385
Other assets	178,040	133,725
Accrued interest receivable	421,949	617,497
Prepaid pension cost	13,956	16,191

Total prepayments and accrued revenues	435,905	633,688

TOTAL ASSETS	91,072,867	85,127,596

LIABILITIES
Commercial paper and short-term notes	28,478,968	19,344,963
Long-term notes	58,825,115	56,996,000
Reacquired debt	(3,180,454)	(3,069,207)

Total borrowings through the issue of securities	84,123,629	73,271,756

Other liabilities	2,599,769	6,100,681
Accrued interest and other expenses	264,366	491,806
Pension liabilities	0	769
Deferred taxes	16,515	17,467

Accrued expenses and provisions	16,515	18,236

Subordinated debt	879,915	1,976,353
Preferred capital securities	696,570	901,160

TOTAL LIABILITIES	88,580,764	82,759,992

SHAREHOLDERS’ EQUITY
Share capital	1,593,532	1,593,532
Share premium reserve	162,462	162,462
Other equity	736,109	611,610

TOTAL SHAREHOLDERS’ EQUITY	2,492,103	2,367,604

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	91,072,867	85,127,596

The accompanying notes are an integral part of these financial statements.

EKSPORTFINANS

STATEMENTS OF CASH FLOW

	For the year ended December 31,
	(NOK thousands)

	2002	2001	2000

Net income	207,515	248,860	251,326
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized losses (reversal of unrealized losses) on securities	(8,362)	(3,029)	(1,583)
Depreciation	16,244	11,899	7,910
Changes in operating assets and liabilities, excluding effects of acquisition:
Income on investment in joint venture	184	0	0
Accrued interest receivable	70,536	574,620	(103,742)
Other receivables	(40,424)	23,432	(28,380)
Accrued liabilities	(163,481)	(1,117,866)	(332,548)
Other	(1,781)	(5,860)	6,906

Net cash provided by operating activities	80,431	(267,944)	(200,111)

CASH FLOWS FROM INVESTING ACTIVITIES:
Disbursements on loans	(16,039,774)	(16,035,533)	(17,024,988)
Principal collected on loans	10,823,800	13,904,078	12,784,251
(Increase)/decrease in financial investments	(18,346,018)	(6,010,578)	2,605,941
Purchases of fixed assets	(21,161)	(32,745)	(4,284)
Proceeds from sales of fixed assets	781	346	206

Net cash used in investing activities	(23,582,372)	(8,174,432)	(1,638,874)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase/(decrease) in short-term debt	12,602,114	3,834,880	3,259,395
Proceeds from issuance of long-term debt	18,340,315	16,356,514	10,778,847
Principal payments on long-term debt	(8,109,485)	(9,846,963)	(12,167,147)
Payments to reacquire subordinated debt	(731,719)	(36,884)	(56,473)
Proceeds on issuance of share capital	0	401,495	0
Dividends paid	(124,430)	(500,069)	(125,968)

Net cash provided by financing activities	21,976,795	10,208,973	1,688,654

Effect of exchange rate changes on cash and cash equivalents	(127,331)	3,247	88,807

Net increase/(decrease) in cash and cash equivalents	(1,652,477)	1,769,844	(61,525)
Cash and cash equivalents at beginning of year	2,080,918	311,074	372,599

Cash and cash equivalents at end of year	428,441	2,080,918	311,074

EKSPORTFINANS ASA

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)  Description of business and principles of consolidation

The consolidated financial statements include the accounts of Eksportfinans ASA (“Eksportfinans”) and its wholly owned subsidiary Kommunekreditt Norge AS (“Kommunekreditt”) individually and collectively, the “Company”. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The Company is the only specialized export lending institution in Norway that provides financing for a broad range of exports and for the international promotion of Norwegian industry, including the purchase of foreign assets and additional export-related activities. To a lesser extent, the Company also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. The Company provides both commercial loans and government-supported financing, under which subsidies are available according to the OECD Arrangement on Guidelines for Officially Supported Credits (the “OECD Consensus”) agreed to by most of the member countries of the Organization for Economic Cooperation and Development (the “OECD”). At the request of the Norwegian Government, the Company may also from time to time provide other types of financing. The Company also provides financing for Norwegian local authorities and companies owned by the local authorities.

The principal assets of the Company are its loan receivables and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. The principal source of the Company’s income is the excess of interest revenue on its assets over interest expense on its borrowings.

(B)  Basis of financial statement presentation

The Company’s financial statements are prepared on the basis of generally accepted accounting principles in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission.

Generally accepted accounting principles in Norway vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected shareholders’ equity and net income as of and for the years ended December 31, 2002, 2001 and 2000 to the extent summarized in note 35 to the financial statements.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C)  Goodwill

Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized on a straight-line basis over five years, the estimated future periods to be benefited.

(D)  108 Agreement (government-supported loans)

Part of the Company’s activity is covered by an agreement with the Norwegian government on the basis of Parliamentary Bill No. 108 (1977-78) (the “108 Agreement”). The 108 Agreement has been established so exporters of capital goods can be offered financing on terms that are in accordance with the OECD regulations. Interest income and interest expenses are stated in the accounts at the rates agreed under the 108 Agreement. The arrangement for covering the exchange rate risk and the interest rate differential established on the basis of the 108 Agreement requires the debiting or crediting of settlement accounts continuously throughout the year for realized payment differences related to lending and borrowing. Full coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the 108 Agreement. For more details see note 20.

(E)  Loans

The Company reports loans that it has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, at their outstanding principal adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans.

(F)  Non-performing loans

Non-performing loans include those in which interest or principal is contractually past-due for a period of 90 days or more and those in which the terms have been renegotiated to provide for an extension of the repayment schedule at the current or an increased rate. Past-due loans are not placed on non-accrual status because the full principal and interest amounts of these loans are expected to be collected from the obligors or through the related guarantees, credit insurance or other credit support for loans.

(G)  Derivative financial instruments

The Company uses a variety of derivative interest and currency rate agreements as part of an overall risk-management strategy. Interest rate agreements include interest rate swaps and forward rate agreements (“FRAs”), while currency rate agreements include forward purchases/sales agreements and currency swap agreements. These financial instruments are used to hedge exposure to foreign currency and/or interest-rate risk connected to existing assets and liabilities. Note 31 shows the scope of the agreements made and provides a description and specification of their areas of application. In connection with the Company’s activities in the international capital markets, certain securities may be issued that include embedded derivatives; however, these are also hedged using derivatives. The embedded derivatives may be based on various different underlying markets, i.e. interest rates, foreign exchange, equities or commodities.

Deferral (hedge) accounting, as described below, is applied if certain hedging criteria are met. Deferral (hedge) accounting is applied only if the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item.

The Company uses interest-rate swaps or FRAs to synthetically change its fixed-rate debt to variable-rate debt or variable-rate debt to fixed-rate debt, respectively. Periodic payments or receipts under such agreements are recorded as part of the interest expense on the debt. Neither the interest rate agreements nor the unrealized gains or losses on these derivative contracts are recognized in the financial statements; however, the fair values of the financial instruments are disclosed in note 30. With respect to currency rate agreements, unrealized gains and losses on hedges of existing assets and liabilities are recognized in income by reference to the spot rate to offset the gains or losses reported on the foreign currency exposure that the hedge was intended to cover. These are included under “Other assets” or “Other liabilities” on the balance sheet. The difference between the spot and forward rates on the date of initiation of the agreement is amortized over the life of the agreement. See notes 20 and 23. When the assets or the liabilities are sold, the realized gains and losses on such hedges are ultimately recognized in income with the realized gains and losses of the hedged item. Cash flows from derivatives are recognized in the statement of cash flows and are included in the same category as that of the hedged item.

If a derivative instrument ceases to meet the criteria for deferral, any subsequent gains and losses are recognized in income. If the hedging instrument or the hedged item are sold or terminated prior to maturity, gains and losses on the hedging instrument are recognized in income.

To a smaller extent the Company uses credit default swaps. The income effect of these swaps is included in net interest income. Credit default swaps that do not hedge the credit exposure of an investment are treated as guarantees for capital adequacy purposes. See note 36.

(H)  Fair value

Fair value estimates are generally subjective in nature and are dependent on a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller. The estimated fair value of all financial instruments is calculated based on valuation methods that are in accordance with U.S. GAAP. Where available, quoted market prices are used to estimate fair values. For securities and short-term investments where no quoted market prices are available, the Company has determined fair values based on discounted future cash flows using interest rates comprised of a risk free rate and a premium that primarily takes into account credit quality of the financial instrument. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible income tax ramifications or estimated transaction costs. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

(I)  Foreign currencies

All balance sheet items and derivative agreements denominated in foreign currencies are translated on the balance sheet at the closing rates on the balance sheet date. Foreign currency positions on the balance sheet are disclosed in note 32. Foreign currency transactions in the statement of income are recorded at the relevant daily rates on the effective date of the transaction.

Part of the Company’s activities relating to loan receivables, liquid assets and funding are covered by the 108 Agreement and therefore are fully hedged against exposure to exchange rate changes related to loan receivables, funding and liquid assets. See note 20 for more information on the arrangement. Exchange rate differences are not recognized in the statement of income when such items are fully hedged. Net currency exchange rate translation is deferred under “Other liabilities” on the balance sheet.

In the case of other balance sheet items, all unrealized gains and losses are recognized in the statement of income. See note 5. Net exchange rate differences of derivative agreements hedging foreign currency balances are recorded under “Other assets” or “Other liabilities” on the balance sheet. See notes 20 and 23.

(J)  Fixed assets

Equipment is stated at cost less accumulated depreciation. The Company’s land and office building were revalued in 1987. The revalued amount, net of deferred taxes, was credited to shareholders’ equity. Depreciation of the building since the revaluation in 1987 has been based upon the revalued amount. The Company computes depreciation on a straight-line basis as follows:

Annual percentage

Equipment, cars and other	0 — 33
Building and improvements	1.5

(K)  Securities

For accounting purposes, investments in bonds and commercial paper are classified based on management intent, as follows:

Securities acquired to be “held to maturity” are held at amortized cost. Any premium or discount is amortized on a straight-line basis over the remaining maturity of the investment. Securities classified as trading are valued at fair value on the balance sheet, with changes in fair value recognized in the statement of income. Securities not acquired to be “held to maturity” nor classified as trading, are “available for sale” and valued at the lower of acquisition cost and fair value on the balance sheet. Unrealized gains or losses are recorded net on a portfolio basis in the statement of income.

The different classifications of investments are disclosed in note 16. See note 5 for a specification of gross realized and unrealized gains and losses on securities.

(L)  Net income per share

Net income per share is based on shares outstanding at year-end.

(M)  Reverse repurchase (“repo”) agreements

Reverse repurchase agreements are agreements to sell back securities at an agreed-upon price and date. Outstanding amounts under such agreements are classified on the balance sheet as loans and receivables due from credit institutions. See note 14. The Company’s policy is to take possession of collateral received under reverse repurchase agreements. The fair value of collateral is monitored, and additional collateral is obtained where appropriate to protect against credit exposure.

(N)  Issued debt

Debt issued to hedge trading assets is also carried at fair value with changes in fair value recognized in the statement of income. Other issued debt is carried at amortized cost.

(O)  Reacquired debt

The Company purchases from time to time its own outstanding notes. Reacquired debt under the 108 Agreement is deducted from long-term bond debt at amortized cost. Reacquired debt not covered by the 108 Agreement is deducted from long-term notes at amortized cost. Gains and losses are recorded in the statement of income at the time of reacquisition. Prior to 2000, gains or losses were deferred and amortized over the expected remaining life of the debt. See note 1(B) for more information on the change in accounting policy.

(P)  Treatment of commissions, premiums and discounts on funding and loans

Net non-recurring borrowing costs (premiums/discounts or commissions) are amortized on a straight-line basis over the period of the loan.

Lending commissions received are accrued on a straight-line basis over the period of the loan.

(Q)  Pension accounting

Pension costs are accounted for based upon an actuarial valuation, which allocates the annual cost of pensions in a systematic manner over the expected remaining service period of the employees. The calculated pension cost for the year (gross pension cost less estimated return on plan assets) is included in the statement of income under “salaries and other administrative expenses”.

(R)  Cash and cash equivalents

Cash and cash equivalents include cash on hand and bank deposits with original remaining maturity shorter than three months. The definition of cash equivalents was changed in 2000. Prior to 2000 all bank deposits where defined as cash and cash equivalents.

(S)  Future accounting developments

The European Commission issued a Regulation in 2002 requiring all listed companies to adopt International Financial Reporting Standards (“IFRS” formerly known as IAS) in their consolidated financial statements by 2005. Norway has decided to follow this decision and the Company is currently considering the implications of such requirement.

2.	CONCENTRATION OF RISK

It is Company policy to minimize all commercial risks when practically possible. The principal methods used to minimize the most important risks are described below.

Credit risk

Credit risk is the risk that a contract counterparty fails to meet its obligations:

Eksportfinans’s Articles require that all credits extended be made

•	with the support of guarantees from Norwegian or foreign banks, Norwegian or foreign insurance companies, Norwegian or foreign companies that, without providing credit support or specific security, are assumed to be capable of raising long-term debt in the international capital markets and money markets, the Norwegian Government or legal entities including the Norwegian Guarantee Institute for Export Credits (the “Guarantee Institute”) whose guarantee is equivalent to a guarantee from the Norwegian Government, or with the support of guarantees from sovereign states and their regional or local authorities of high creditworthiness, including legal entities whose guarantee is equivalent to a guarantee from a sovereign state or its regional or local authorities with high creditworthiness,

•	with the support of security over bank deposits in Norwegian and foreign banks, bonds or other negotiable debt instruments issued or guaranteed by legal entities with the support of whose guarantee credits may be extended pursuant to the bullet point above, or

•	without any credit support if the borrower is a legal entity which may issue a guarantee under the first bullet point above.

The exposure to credit risk in the case of financial investments and the use of financial derivatives are subject to limitations and monitoring procedures based on the principles applicable for accepting credit support.

The Company has invested in securities issued by governments, regional or local authorities, or financial institutions or guaranteed by governments, regional or local authorities, or financial institutions in OECD countries. See note 16.

The credit risk related to existing derivative agreements is considered low as the parties involved are major Norwegian and international financial institutions and to some extent governments. See note 31.

The maximum exposure relating to any one counterparty (on and off-balance sheet credit risk) was approximately NOK 2,330 million and NOK 1,354 million as of December 31, 2002 and December 31, 2001, respectively.

Interest rate and foreign exchange risk

The interest rate and foreign exchange risk is the risk of incurring a loss because of changes in interest rates and foreign exchange rates, respectively.

The risk of changes in foreign exchange rates is reduced mainly by maintaining offsetting balances between payables and receivables in each currency and partly through the use of financial derivatives. See notes 1(G) and 32.

3.	COMMISSIONS AND INCOME RELATED TO BANKING SERVICES

The statement of income line item “Commissions and income related to banking services” consists of the following for the years ended December 31:

(NOK thousands)	2002	2001	2000

Guarantee commissions	5,134	0	0

Total	5,134	0	0

Guarantee commissions relate to credit default swaps and other guarantees. See note 36. For years prior to 2002, the commissions were not significant and were included in net interest income.

4.	COMMISSIONS AND EXPENSES RELATED TO BANKING SERVICES

The statement of income line item “Commissions and expenses related to banking services” consists of the following for the years ended December 31:

(NOK thousands)	2002	2001	2000

Guarantee commissions	442	354	15,149
Fees and other expenses	5,679	6,567	5,216

Total	6,121	6,921	20,365

5.	NET GAINS/(LOSSES) ON SECURITIES AND FOREIGN CURRENCIES

The valuation principles for securities and foreign currency positions are described in note 1. The following gains and losses have been recorded in the statements of income for the years ended December 31:

Securities:

(NOK thousands)	2002	2001	2000

Unrealized gains/(losses)	(2,877)	3,009	1,583
Realized gains/(losses)	11,239	7,575	(2,096)

Net gains/(losses)	8,362	10,584	(513)

Foreign currency:

(NOK thousands)	2002	2001	2000

Unrealized gains/(losses)	3,352	(5,632)	12,684
Realized gains/(losses)	(6,411)	(214)	361

Net gains/(losses)	(3,059)	(5,846)	13,045

6.	OTHER OPERATING INCOME

The statement of income item line “Other operating income” consists of the following for the years ended December 31:

(NOK thousands)	2002	2001	2000

Rental income	7,993	6,262	6,047
Other income	42	154	244

Total	8,035	6,416	6,291

7.	SALARIES AND OTHER ADMINISTRATIVE EXPENSES

The statement of income line item “Salaries and other administrative expenses” consists of the following for the years ended December 31:

(NOK thousands)	2002	2001	2000

Salaries, pension expenses and social security costs	73,236	69,158	62,692
Administrative expenses	26,669	29,306	29,231

Total	99,905	98,464	91,923

Incentive agreement expenses included in salaries	21	3,740	2,729

In 1999, Eksportfinans introduced an incentive scheme that includes all employees. The total amount to be distributed is based on a formula relating to achieved return on equity compared to the risk free rate of interest. The amounts are distributed partly in relation to salaries and partly on a discretionary basis.

8.	REMUNERATION

Remuneration consists of the following for the years ended December 31:

(NOK thousands)	2002	2001	2000

Salaries and other remuneration to employees and elected officers, including amounts paid to	52,290	48,729	45,669

Board of Directors	975	895	1,001
Committee of Representatives	329	267	258
Control Committee	392	346	319
President	1,890	1,737	1,658
Audit fees:
Audit services	685	581	570
Other confirmations and consultancy (1)	1,969	2,913	1,167
Advisory tax services	151	163	64
Other non-audit services	156	212	152

The President has a severance package covering salary and other remuneration for 18 months in the event that his employment is terminated by the Company.

(1)	“Other confirmations and consultancy” includes attestation related to funding transactions and work related to stock exchange documentation.

9.	PENSIONS

The Company’s defined benefit retirement plans cover substantially all of our employees. The plans are funded and managed through life insurance companies. Contributions by the Company are normally made annually.

The components of net pension expense are as follows for the years ended December 31:

(NOK thousands)	2002	2001	2000

Service cost	7,265	7,150	6,740
Interest cost on projected benefit obligation	5,602	5,194	4,545
Return on plan assets	(7,412)	(7,082)	(6,634)
Net amortization and deferral	201	303	(42)

Net pension expense	5,656	5,565	4,609

A summary of the funded status of the plans, calculated in accordance with FAS No. 87, is as follows (NOK thousands):

	December 31,

	2002	2001

Benefit obligation at beginning of year	(94,824)	(85,283)
Change in pension plan	0	0
Service cost	(7,265)	(7,150)
Interest cost	(5,602)	(5,194)
Actuarial gain/(loss)	4,001	1,965
Benefits paid	814	838

Benefit obligation at end of year	(102,876)	(94,824)

Fair value of plan assets at beginning of year	107,514	101,015
Actual return on plan assets	8,342	4,606
Employer contribution	4,190	4,639
Actuarial gain/(loss)	(7,356)	(1,908)
Benefits paid	(814)	(838)

Fair value of plan assets at end of year	111,876	107,514

Excess of plan assets (primarily equities and bonds) over projected benefit obligation	9,000	12,690
Unrecognized net transition asset	4,254	3,424
Unrecognized cumulative loss since January 1, 1989	2,599	3,001
Unrecognized prior service cost	(1,897)	(3,693)

Prepaid pension cost, net	13,956	15,422

The calculations are based on the following assumptions for the years ended December 31:

(percent)	2002	2001	2000

Discount rate	6.0	6.0	6.0
Wage increase rate	4.0	4.0	4.0
Pension increase rate	3.0	3.0	3.0
Expected return on plan assets	7.0	7.0	7.0

10.	FIXED ASSETS

The Company owns approximately 68% of the space in an office building in Oslo, Norway, in which its offices have been located since 1980. The Company utilizes approximately 60% of the building space it owns, and leases the remainder of its space to third parties.

The components of fixed assets are as follows for the periods presented:

	Equipment	Buildings
(NOK thousand)	and cars	and land	Total

Cost:
December 31, 2000	63,191	108,316	171,507
Previous revaluation	0	56,886	56,886
Additions during the year	32,595	150	32,745
Disposals during the year	(346)	0	(346)

December 31, 2001	95,440	165,352	260,792

Accumulated depreciation:
December 31, 2000	(54,948)	(43,897)	(98,845)
Current year depreciation	(8,186)	(2,376)	(10,562)*
Disposals	0	0	0

December 31, 2001	(63,134)	(46,273)	(109,407)

Net book value at December 31, 2001	32,306	119,079	151,385

*	In addition, we had depreciation of goodwill of NOK 1,336. Total depreciation in 2001 was NOK 11,899 thousand.

Cost:
December 31, 2001	95,440	108,466	203,906
Previous revaluation	0	56,886	56,886
Additions during the year	20,912	221	21,133
Disposals during the year	(2,272)	0	(2,272)

December 31, 2002	114,080	165,573	279,653

Accumulated depreciation:
December 31, 2001	(61,612)**	(46,273)	(107,885)
Current year depreciation	(12,531)	(2,380)	(14,911)*

December 31, 2002	(74,143)	(48,653)	(122,796)

Net book value at December 31, 2002	39,937	116,920	156,857

*	In addition, we had depreciation of goodwill of NOK 1,336 thousand. Total depreciation in 2002 was NOK 16,247 thousand.

**	Accumulated depreciation changed according to 2001.

11.	OTHER EXPENSES

The statement of income line item “Other expenses” consists of the following for the years ended December 31:

(NOK thousands)	2002	2001	2000

Building maintenance	5,910	6,595	4,785
Other expenses	5,921	4,035	2,689

Total	11,831	10,630	7,474

12.	NON-PERFORMING LOANS

The Company has experienced no loan losses since its inception, having collected all loans becoming due either from the original obligor or from insurers or guarantors. See note 15. Amounts received, principal, interest and penalty interest, from insurers or guarantors of loans amounted to NOK 141.6 million in 2002, NOK 60.8 million in 2001, NOK 100.3 million in 2000 and NOK 72.4 million in 1999.

Non-performing loans

	As of December 31,

(NOK thousands)	2002	2001	2000	1999	1998

Non-performing loans (interest and principal) of more than 90 days	4,353	13,037	773	79	2,778

Expected to be collected from guarantor	4,353	12,997	380	61	2,716
Expected to be collected from the borrower	0	40	393	18	62

These loans could be considered impaired. We have not made a provision for these loans since we expect to collect the amounts due from the relevant guarantors. For the amount that is not expected to be collected from the guarantor we expect the borrower to repay the amount. The increase in 2001 is mainly due to delayed payment from one of our borrowers. Past-due loans are not placed on non-accrual status because the full principal and interest amounts of these loans are expected to be collected from the obligors or through the related guarantees, credit insurance or other credit support for loans.

The Company has incurred no loan losses, and we have made no specified or unspecified loan loss provisions to cover losses arising from circumstances existing at year-end.

The accounting and loan security principles are described in note 1.

13.	TAXES

The following is a reconciliation of the difference between income before taxes and taxable income for the years ended December 31:

(NOK thousands)	2002	2001	2000

Income before taxes	290,501	343,456	316,268
Permanent differences	4,547	5,097	3,707
Change in temporary differences	3,290	(3,864)	13,957

Taxable income	298,338	344,689	333,932

Current taxes	83,951	89,529	61,177
Withholding taxes paid	0	4,032	7,929
Change in last year’s tax provision	(44)	(7)	(257)
Change in deferred taxes	(921)	1,042	(3,908)

Total income taxes reported in statement of income	82,986	94,596	64,941

The statutory tax rate for Norwegian limited companies is 28%. The effective income tax rate was 28.6%, 27.5% and 20.5% for the years ended December 31, 2002, 2001 and 2000, respectively. The difference between the statutory and effective tax rates for the periods presented are primarily attributable to different tax rates being applied on certain transactions in foreign tax jurisdictions.

Deferred income taxes are calculated on the basis of temporary differences that exist between accounting and tax values at the balance sheet date. A specification of these temporary differences is presented below along with calculations of the deferred income taxes at year-end:

	December 31,

(NOK thousands)	2002	2001

Revaluation of fixed assets	45,498	46,319
Unrealized writedown on investments	(8,230)	(5,353)
Depreciation	2,048	(1,279)
Employee retirement plan	17,212	19,336
Other temporary differences	2,454	3,251

Net increasing temporary difference	58,982	62,274

Deferred income tax liability at 28%	16,515	17,437

The Company’s increasing and reducing temporary differences, which are reversed, or can be reversed, in the same period, have been offset against each other.

14.	LOANS AND RECEIVABLES DUE FROM CREDIT INSTITUTIONS

The balance sheet line item “Loans and receivables due from credit institutions” consists of the following:

	December 31,

(NOK thousands)	2002	2001

Bank deposits	1,431,549	2,415,972
Reverse repos	1,036,671	734,445
Other loans (also included in note 15)	1,067,159	1,300,085

Total	3,535,379	4,450,502

At December 31, 2002 and 2001, bank deposits included compensating balances of NOK 6.9 million and NOK 6.5 million, respectively, for employee “tax”.

At December 31, 2002 and 2001, the fair value of collateral accepted by the Company that can be sold or repledged was NOK 1,012.1 million and NOK 752.5 million, respectively. Such collateral is obtained under reverse repo agreements. None of these have been sold or repledged at year-end.

15.	LOANS AND RECEIVABLES DUE FROM CUSTOMERS

The balance sheet item “Loans and receivables due from customers” represents most, but not all, of the Company’s loans. Some export credits are established with credit institutions in the buyer’s country. In most cases this relates to centralized state economies where credit institutions are authorized to act as loan recipients for all export credits extended to the country in question. An overview and specifications of total loans under balance sheet items mentioned in both notes 14 and 15 appears below.

Total loans

	December 31,

(NOK thousands)	2002	2001

Loans due from credit institutions	1,067,159	1,300,085
Loans due from customers	50,114,519	50,206,202

Total	51,181,678	51,506,287

Loans by commercial and government-supported loans

	December 31,

(NOK thousands)	2002	2001

Commercial loans	46,966,319	46,560,396
Government-supported loans	4,215,359	4,945,891

Total	51,181,678	51,506,287

Loans by category

	December 31,

(NOK thousands)	2002	2001

Capital goods	6,220,092	6,880,817
Ships	9,400,341	10,218,638
Export-related and international activities*	7,429,591	9,521,513
G-24**	42,491	160,406
Loans to Norwegian municipalities	28,089,163	24,724,913

Total	51,181,678	51,506,287

*	“Export-related and international activities” consists of loans to the following categories:

	December 31,

(NOK thousands)	2002	2001

Oil and gas	343,003	589,884
Pulp and paper	1,377,474	1,694,377
Engineering and construction	421,195	540,696
Aluminium, chemicals and minerals	381,493	141,422
Pharmaceuticals	127,095	222,029
Aviation and shipping	2,495,898	5,069,203
Other categories	2,283,433	1,263,902

Total	7,429,591	9,521,513

**	G-24 loans are balance of payments loans to certain countries in Eastern Europe, a loan scheme administered by Eksportfinans on behalf of the Norwegian government in accordance with the Articles of Association of Eksportfinans, which authorizes financing “approved or requested by Norwegian authorities”.

Under the Company’s Articles of Association, the majority of all loans are required to be supported by or extended with guarantees or other sources of insurance.

Loans classified by type of credit exposure

	December 31,

(NOK thousands and per cent)	2002		2001

Government guarantees	6,696,924	13.1%	7,493,220	14.5%
Loans to and guarantees from Norwegian authorities	28,089,163	54.9%	24,724,912	48.0%

Public sector borrowers/guarantors	34,786,087	68.0%	32,218,132	62.5%
Norwegian bank guarantees	14,171,065	27.7%	15,071,970	29.3%
Foreign bank guarantees	2,224,526	4.3%	4,215,736	8.2%
Insurance companies guarantees	0	0.0%	449	0.0%

Total	51,181,678	100.0%	51,506,287	100.0%

As of December 31, 2002:

Guarantees issued by the Norwegian government and its agencies supported 12.8% of total loans, and no loan to a single customer guaranteed by the Norwegian government or its agencies exceeded 1.6% of total loans. Guarantees issued by the three Norwegian banks, which owned approximately 68.8% of the Company’s share capital as of December 31, 2002, supported 25.0% of total loans. Guarantees issued by Den norske Bank ASA supported 18.3% of total loans, and no loan to a single customer guaranteed by Den norske Bank ASA exceeded 2.6% of total loans. Guarantees issued by Nordea Bank Norge ASA supported 3.1% of total loans, and no loan to a single customer guaranteed by Nordea Bank Norge ASA exceeded 0.4% of total loans. Guarantees issued by Union Bank of Norway supported 3.6% of total loans, and no loan to a single customer guaranteed by Union Bank of Norway exceeded 0.5% of total loans.

Geographic distribution by Borrower’s country

	December 31,

(NOK thousands)	2002	2001

Norway	43,773,260	42,673,718
Eastern European countries	595,371	690,483
Other countries:
Industrialized	1,608,995	1,383,457
Developing	5,204,052	6,758,629

Total	51,181,678	51,506,287

Loans by currency

	December 31,

	2002		2001

(Amounts in thousands)	Currency	NOK	Currency	NOK

NOK	31,933,055	31,933,055	26,883,560	26,883,560
USD	2,307,612	16,074,133	2,327,122	20,971,090
EURO	320,334	2,335,554	354,680	2,828,041
SEK	542,304	431,023	322,796	275,958
GBP	24,463	273,866	30,454	398,069
DKK	48,762	47,880	57,435	61,599
CAD	9,677	42,754	2,583	14,637
JPY	667,066	39,131	994,607	68,278
CHF	854	4,282	939	5,055

Total		51,181,678		51,506,287

Loans maturing in each of the five years subsequent to December 31, 2002 and thereafter are as follows (NOK millions):

2003	7,614.8
2004	4,740.7
2005	5,788.1
2006	3,965.3
2007	4,703.3
Thereafter	24,369.5

Total	51,181.7

16.	SECURITIES

	December 31,

	2002			2001

	Book	Fair	Acquisition	Book	Fair	Acquisition
(NOK thousands)	value	value	cost	value	value	cost

Trading portfolio	12,609,955	12,609,955	12,633,985	4,977,199	4,977,199	4,974,114
Securities available for sale	23,198,471	23,581,144	23,236,051	23,507,928	23,653,638	23,507,928
Securities held to maturity	840,904	994,194	860,532	1,063,587	1,223,103	1,017,459

Total	36,649,330	37,185,293	36,730,568	29,548,714	29,853,940	29,499,501

The valuation principles are described in note 1.

	December 31,

(NOK thousands)	2002			2001

		Securities	Securities		Securities	Securities
	Trading	available	held to	Trading	available	held to
Book value	portfolio	for sale	maturity	portfolio	for sale	maturity

NOK	0	3,844,334	627,081	0	3,413,334	798,118
USD	3,248,444	8,248,881	125,383	2,681,364	12,149,091	162,209
EUR	9,361,511	9,302,756	0	2,295,835	5,727,817	0
Other	0	1,802,500	88,440	0	2,217,686	103,260

Total	12,609,955	23,198,471	840,904	4,977,199	23,507,928	1,063,587

Listed securities	12,609,955	17,465,898	705,743	4,977,199	17,492,595	901,379

The specific risk categories of the securities portfolio, using capital adequacy regulations, is as follows:

	December 31,

(NOK thousands)	2002	2001

Counterparty risk category:
Government (0% risk weight)	1,088,850	1,046,475
Norwegian state enterprises (10% risk weight)	25,135	25,184
Financial institutions and other companies (20% risk weight)	35,325,638	28,477,055
Other companies (100% risk weight)	209,707	0

Total	36,649,330	29,548,714

As of December 31, 2002, total securities includes NOK 112 million (NOK 130.7 million in 2001) relating to subordinated debt issued by financial institutions.

Securities classified as available for sale consist of the following:

	December 31,

	2002				2001

		Gross	Gross			Gross	Gross
	Carrying	unrealized	unrealized	Fair	Carrying	unrealized	unrealized	Fair
(NOK millions)	amount	gains	losses	value	amount	gains	losses	value

Financial institutions and other 20% weighted companies	23,198	393	10	23,581	25,055	210	65	25,200

Total	23,198	393	10	23,581	25,055	210	65	25,200

During 2002 the Company sold NOK 4,833 million (nominal value) of bonds classified as available for sale. Gross realized gains and losses on these sales amounted to NOK 7.4 million and NOK 1.3 million, respectively. During 2001 the Company sold NOK 4,229 million (nominal value) of securities classified as available for sale. Gross gains and losses on these sales amounted to NOK 7.6 million and NOK 4.4 million, respectively. We use the weighted average cost method to determine the cost of securities sold.

Securities classified as available for sale have the following remaining maturity at December 31, 2002:

	December 31, 2002

	Carrying	Fair
(NOK millions)	amount	value

Within 1 year	7,523	7,530
After 1 year through 5 years	15,017	15,346
After 5 years through 10 years	658	705

Total	23,198	23,581

Securities classified as held to maturity consist of the following:

	December 31,

	2002				2001

		Gross	Gross			Gross	Gross
	Carrying	unrealized	unrealized	Fair	Carrying	unrealized	unrealized	Fair
(NOK millions)	amount	gains	losses	value	amount	gains	losses	value

Government securities	816	152	0	968	1,039	162	3	1,198
Norwegian state enterprises	25	1		26	25	1	0	26

Total	841	153	0	994	1,064	163	3	1,224

Securities classified as held to maturity have the following remaining maturity at December 31, 2002:

	December 31, 2002

	Carrying	Fair
(NOK millions)	amount	value

Within 1 year	0	0
After 1 year through 5 years	627	654
After 5 years through 10 years	89	135
After 10 years	125	205

Total	841	994

Movements in securities classified as held to maturity are as follows at December 31, 2002:

	December 31,

(NOK thousands)	2002	2001

Opening balance	1,063,587	1,604,337
Net additions/(disposals)(*)	(228,669)	(546,039)
Premiums/discounts	5,986	5,289

Closing balance	840,904	1,063,587

(*) There have been no disposals under this portfolio. The amount is due to matured securities. At December 31, 2002, the carrying amount of securities classified as held to maturity of NOK 841 million was NOK 18 million lower than the nominal value NOK 859 million.

The average annualized return on investments in securities was 2.21% in 2002. The calculation has been made by viewing total income in proportion to average volume for the year. There are no material interest rate differences for the various categories.

17.	INVESTMENTS IN JOINTLY CONTROLLED ACTIVITY

Eksportfinans’s wholly owned subsidiary Kommunekreditt has an ownership share in the company KommuneKonsult AS. The ownership of 50% (jointly controlled activity) is booked in the company accounts of Kommunekreditt according to the equity method.

KommuneKonsult AS, Beddingen 8, Trondheim

Company share capital (NOK)	Number of shares	Ownership percentage

2,000,000	2,000	50

Value of the investment in the accounts of the company:

(NOK thousands)

Balance sheet value at December 31, 2001	0
Cost of shares (1)	1,000
+ share premium	12
+ share of net income	(184)

Balance sheet value at December 31, 2002	828

(1)	The value of equity in the balance sheets at the acquisition point of time was NOK 2,026 thousand.

18.	INVESTMENTS IN GROUP COMPANIES

Kommunekreditt Norge AS, Beddingen 8, Trondheim

Company share capital (NOK)	Number of shares	Ownership percentage

400,000,000	4,000,000	100

Value of the investment in the accounts of Eksportfinans:

(NOK thousands)

Balance sheet value at December 31, 2001	430,211
+ Share of net income	31,500
- Amortization of goodwill	1,336
- Group contribution received	20,520

Balance sheet value at December 31, 2002	439,855

19.	INTANGIBLE ASSETS

(NOK thousands)

Goodwill: Balance at December 31, 2001	3,340
Accumulated amortization	1,336

Goodwill: Balance at December 31, 2002	2,004

Total	2,004

Goodwill was recorded in connection with the acquisition of Kommunekreditt. Such goodwill is being amortized on a straight-line basis over five years.

20.	OTHER ASSETS

The balance sheet line item “Other assets” consists of the following:

	December 31,

(NOK thousands)	2002	2001

Settlement account 108, 2000	0	36,986
Settlement account 108, 2001	24,534	24,534
Settlement account 108, 2002	38,767	0
Unrealized exchange rate differences for the 108 settlement account	32,284	(5,853)
Loans to employees (primarily mortgage loans)	77,113	76,941
Others	5,342	1,117

Total	178,040	133,725

The arrangement for covering the exchange rate risk and interest rate differential established on the basis of the 108 Agreement entails that settlement accounts are debited or credited continuously throughout the year for realized payment differences related to lending and borrowing. The balances for the 108 settlement account as of December 31, 2002 and 2001 amounted to NOK 37,0 million and NOK 38,8 million, which are due for payment in 2004 and 2003, respectively.

Under an arrangement established in 1978, the Norwegian Government guarantees the Company a profit margin between the Company’s revenues from loans and borrowing costs relating to government-supported transactions. The arrangement establishes rates (reference rates) with respect to the Company’s borrowing activities relating to government-supported transactions (interest, borrowing costs and foreign exchange) and its lending activities relating to government-supported transactions (interest, other lending costs and foreign exchange). The profit margin is determined by the difference between the average reference rates for such borrowings and such lendings. The reference rates vary according to the maturities of the borrowings and loans.

The arrangement also establishes reference rates (interest and foreign exchange) with respect to the Company’s bank deposits in foreign currencies. Monetary effects of differences between the reference rates and the actual rates are recorded in a Settlement Account maintained by the Company. Any annual deficit in the Settlement Account in excess of the amount to be covered by the Company is contributed by the Government, with the Company’s annual contribution rate limited to 1/120 (0.83%) of its net borrowings each year. A surplus balance in the Settlement Account at year-end is carried forward to cover any subsequent deficits, except that if any surplus exceeds NOK 20 million, the excess is distributed between the Government and the Company on the same basis as our respective contributions in the years that the Settlement Account showed a deficit. These amounts due from the Government bear interest at a rate of 12% per year from the end of year in which the deficits occurred until payment is made.

21.	SHORT-TERM DEBT

Short-term debt consists of commercial paper issued in the United States and European markets, Sterling acceptance credits and funding through the Company’s euro medium term note program (“EMTN”) (1). The following is a summary of amounts outstanding as of December 31:

(NOK millions)	2002	2001

Carrying amount	28,479	19,345
Latest maturity dates	December 19, 2003	December 20, 2002

(1)	These are non-callable as well as single- or multi-callable EMTNs; forex-linked; nikkei-linked; US treasury convertibles and equity exchangeables.

The average annualized interest rate for short-term issues in 2002 was 1.87%. The calculation has been made by viewing total costs in proportion to average volume for the year.

22.	LONG-TERM DEBT

The following is a summary of long-term senior debt outstanding at December 31, 2002 and 2001. The issues are grouped by interest rate level and possible interest rate structure with the maturity range specified. Please note that debt in the European Monetary Union currencies is grouped under European euro (“EUR”). Footnotes are utilized to explain special structures.

		December 31,

		2002	2002	2001
		Local currency	NOK	NOK
Face amount		in thousands	thousands	thousands

Norwegian Kroner (“NOK”) debt:
5.85% - 9.85% issues due 2003 – 2015 (1)	NOK	4,525,098	4,525,098	2,246,760
Floating rate issues due 2006 – 2008 (2)	NOK	700,000	700,000	150,000
Fund-linked issues due 2008 (3)	NOK	187,500	187,500	152,000
Share index linked issue (4)	NOK	129,072	129,072	79,072
Credit linked note due 2007 (5)	NOK	85,000	85,000	0
Foreign currency debt:
U.S. Dollar (“USD”) debt:
3.875% — 8,99% issues due 2003 – 2022	USD	2,537,145	17,672,992	16,896,750
Commodity-indexed issue due 2003	USD	21,500	149,763	193,749
Floating rate and structured coupon issues due 2003 - 2011 (6)	USD	327,400	2,280,570	3,109,002
Australian Dollar (“AUD”) debt:
5.38% - 7.25% issues due 2004 – 2007	AUD	113,000	445,706	460,310
Swiss Franc (“CHF”) debt:
2.00% - 4.00% issues due 2002 – 2005	CHF	950,000	4,764,060	4,842,900
Pound Sterling (“GBP”) debt:
6.00% issues due 2003 – 2009	GBP	155,000	1,735,225	2,026,005
Japanese Yen (“JPY”) debt:
Issues due 2003 - 2022 (7)	JPY	358,610,000	21,036,421	21,449,067
Euro (“EUR”) debt:
2.00% -8.4% issues due 2006 – 2016	EUR	124,232	905,774	814,669
Index linked issues due 2004 – 2006 (8)	EUR	111,800	815,134	811,702
Credit linked notes due 2008 – 2011 (9)	ECU	13,500	98,429	107,642
Swedish Kroner (“SEK”) debt:
5.2% - 6.875% issues due 2004 – 2007	SEK	2,350,000	1,867,780	2,009,015
Danish Kroner (“DKK”) debt:
4.00% - 4.07% issues due 2004 – 2007	DKK	172,784,286	169,657	137,893
Hong Kong Dollar (“HKD”) debt:
2.645% - 8.02% issues due 2003– 2011	HKD	870,000	777,171	577,950
Floating Rate issue due 2004 (10)	HKD	275,000	245,658	780,232
New Zealand Dollar (“NZD”) debt:
(no issues outstanding per year-end 2002)	NZD	0	0	85,579
South African Rand (“ZAR”) debt:
10.0% issues due 2005	ZAR	300,000	240,090	78,140

Deferred premiums/discounts or commissions			(5,985)	(12,437)

Total long-term notes issued			58,825,115	56,996,000

Re-acquired debt at nominal value			(3,180,454)	(3,063,358)
Deferred gains and losses on re-acquired debt			0	(5,849)

Total re-acquired debt			(3,180,454)	(3,069,207)

Notes
(1)	Including one-time callable issues.

(2)	Floating base is NIBOR minus 10 to plus 60 basis points (NIBOR = Norwegian Interbank Offered Rate).

(3)	The Redemption Amounts are determined by the development of the Morgan Stanley Dean Witter SICAV European High Yield Fund.

(4)	The Redemption Amounts are determined by the development of a basket of five major share indices.

(5)	Credit linked to Storebrand ASA.

(6)	Floating base is USD LIBOR minus 5 to 25 basis points for two of the four issues, and USD LIBOR plus 33 basis points for the other two.

(7)	Non-callable as well as single- or multicallable issues (or trigger issues) in the form of fixed rate; dual currency; reversed dual currency; power reversed dual currency; forex-linked; nikkei-linked; fund-linked; high premium / high coupon; multi yield curve-linked and step-down coupon issues.

(8)	Mainly CAC40-linked.

(9)	Credit linked to government bonds in Egypt, Morocco and Turkey, respectively.

(10)	Floating base is HIBOR plus 25 basis points (HIBOR = Hong Kong Interbank Offered Rate).

The Company participates in interest rate and currency swap arrangements to modify the terms of outstanding borrowings. Generally these arrangements convert fixed rate borrowings to floating rate U.S. dollar borrowings. Subsequent swaps are arranged to match, to the extent possible, the currency and interest payment terms of the borrowings to the terms of loans made by the Company. Certain Norwegian kroner borrowings are not swapped into any other currency but are invested in instruments denominated in Norwegian kroner.

Under Eksportfinans’s Articles as in force until December 31, 1995, the shareholders of Eksportfinans were severally responsible in proportion to their respective shareholdings for all unsubordinated indebtedness incurred by Eksportfinans (other than any obligation of Eksportfinans guaranteed by the Norwegian Government) in an amount equal to the amount of such indebtedness less the amount of loans made by Eksportfinans after April 1977 guaranteed or insured by sovereign states, primarily the Norwegian Government or its agencies. Effective January 1, 1996, the Articles were amended to provide that the shareholders of Eksportfinans are not responsible for unsubordinated indebtedness incurred by Eksportfinans subsequent to such date. This amendment does not affect the responsibility of the shareholders for Eksportfinans’s unsubordinated indebtedness incurred prior to January 1, 1996. The last loan guaranteed by shareholders matures on June 14, 2005.

Long-term debt, subordinated debt and preferred capital securities maturities, after deducting the carrying amount of repurchased debt securities held as treasury notes, for each of the five years subsequent to December 31, 2002 and thereafter were as follows on December 31, 2002 (NOK millions):

2003	19,889.8
2004	7,160.8
2005	4,903.3
2006	6,237.6
2007	7,528.1
Thereafter	11,507.5

Total	57,227.1

23.	OTHER LIABILITIES

	December 31,

(NOK thousands)	2002	2001

Exchange rate differences on derivatives (note 1)	2,374,147	5,737,324
Other short-term liabilities	141,730	274,061
Taxes payable	83,892	89,296

Total	2,599,769	6,100,681

Allocated dividends of NOK 83.0 million and NOK 124.0 million are included in other short-term liabilities at December 31, 2002 and 2001, respectively. An extraordinary dividend of NOK 374 million was approved in a general meeting of the Company in May 2001. This extraordinary dividend was paid to the shareholders on July 3, 2001.

24.	ACCRUED INTEREST AND OTHER EXPENSES

	December 31,

(NOK thousands)	2002	2001

Accrued interest payable	255,297	483,575
Social security costs and salaries	9,069	8,231

Total	264,366	491,806

25.	SUBORDINATED DEBT

	December 31,

(NOK thousands)	2002	2001

Subordinated debt in USD	0	1,351,740
Subordinated debt in JPY	879,915	1,029,720
Reacquired subordinated debt in USD	0	(405,107)

Total subordinated debt	879,915	1,976,353

The Company’s subordinated debt consists of one loan for JPY 15 billion, at DEM 5.51%, AUD 6.01% or USD 6.61% fixed rate per annum. A swap agreement for the loan has been arranged, which converts the Company’s interest obligation to a floating rate of interest. The loan matures in 2015.

According to the Company’s Articles of Association, the Company’s subordinated debt is subordinated and junior in right of payment to obligations of other creditors. The issuance of subordinated debt is subject to the approval of the Norwegian Banking, Insurance and Securities Commission. Norwegian law requires that subordinated debt must have a repayment period of not less than five years, and limits the amounts of subordinated debt to 50% of the Company’s core capital (defined as share capital, other equity and certain capital instruments approved by the Norwegian authorities).

26.	PREFERRED CAPITAL SECURITIES

In January 1993, the Company issued USD 100 million of preferred capital securities at 8.70% fixed rate through a public offering in the United States. Norwegian authorities approved the Preferred Capital Securities as core capital for capital adequacy purposes. A 10 year swap was arranged to convert the Company’s interest obligation to a floating rate of interest.

On March 20, 2003, the Company redeemed the entire class of Preferred Capital Securities, and the New York Stock Exchange removed the Preferred Capital Securities from listing and registration on the Exchange effective April 15, 2003.

On February 19, 2003, Eksportfinans issued GBP 50,000,000 Non-cumulative Undated Step-Up Capital Contribution Securities. Interest is payable on the Securities, subject to certain conditions, annually in arrears at a rate of 5.918% with respect to the period from and including the issue date to, but excluding, February 19, 2013. Thereafter, interest on the Securities will be payable quarterly in arrears at a rate of 2.32% above three-month LIBOR. The securities may be redeemed at the option of the Company in whole on February 19, 2013 or on any interest payment date thereafter or in the event of certain tax or regulatory changes affecting the Company, in each case subject to prior approval from the Norwegian Banking Insurance and Securities Commission. The securities are listed on the Luxembourg Stock Exchange.

The conditions comply with the Norwegian Banking, Insurance and Securities Commission’s requirements of core capital. No foreign currency gain or loss has resulted from this transaction as the loan amount has been invested in USD through a foreign exchange swap.

27.	SHAREHOLDERS’ EQUITY

A summary of changes in shareholders’ equity for the two years ended December 31, 2002, is as follows:

			Share		Reserve for
	Number of	Share	premium	Other	valuation
(NOK thousands)	shares	capital	reserve	equity	variances	Total

Balance at Dec 31, 2000	129,000	1,354,500	0	856,688	4,592	2,215,780
Issuance of share capital	22,765	239,032	0	0	0	239,032
Share premium	0	0	162,462	0	0	162,462
Extraordinary dividend	0	0	0	(374,100)	0	(374,100)
Allocations of net income	0	0	0	238,595	10,265	248,860
Cash dividend proposed	0	0	0	(124,430)	0	(124,430)

Balance at Dec 31, 2001 (restated)	151,765	1,593,532	162,462	596,753	14,857	2,367,604
Allocations of net income	0	0	0	197,872	9,643	207,515
Cash dividend proposed	0	0	0	(83,016)	0	(83,016)

Balance at Dec 31, 2002	151,765	1,593,532	162,462	711,609	24,500	2,492,103

In May 2001, a general meeting of the Company approved a stock subscription plan, resulting in additional capital of NOK 239 million. The Company’s share capital now amounts to NOK 1,593.5 million. An extraordinary dividend of NOK 374.1 million was approved at this meeting.

The nominal value of each share was NOK 10,500 as of December 31, 2002, 2001, 2000, 1999, 1998 and NOK 105,000 as of December 31, 1997.

The Financing Operations and Finance Institutions Act of 1988 requires the Company to maintain a minimum capital of NOK 1 million and to restrict its investments in certain assets to a maximum of 50% of the Company’s equity.

As of January 1, 1999, the Company adopted the new Norwegian Accounting Act and the Norwegian Public Limited Companies Act. The new accounting legislation eliminates the distinction between “legal reserves” and “distributable reserves” in shareholders’ equity. Accordingly, such items are together referred to as “other equity” on the balance sheet.

The dividend amounts represent the Board of Directors’ proposed distribution out of net income for each year. By statute, a proposed dividend requires approval at the annual general meeting of shareholders of the Company. The proposed dividend for each year is approved at the general meeting held during the year following its payment.

28.	SHAREHOLDERS

As of December 31, 2002, Eksportfinans had share capital of NOK 1,593.5 million divided into 151,765 shares with nominal value of NOK 10,500 per share.

	Number of	Ownership
Shareholders	shares	percentage

Den norske Bank ASA	38,256	25.21
Nordea Bank Norge ASA	35,220	23.21
Union Bank of Norway	30,997	20.42
The Norwegian State represented by the Ministry of Trade and Industry	22,765	15.00
Fokus Bank ASA	12,586	8.29
Nordlandsbanken ASA	2,408	1.59
Sparebanken Hedmark	2,012	1.33
Sparebanken Møre	2,012	1.33
Sparebanken Sør	2,011	1.32
Sparebanken Sogn og Fjordane	1,290	0.85
Romsdals Fellesbank ASA	1,068	0.70
Voss Veksel- og Landmandsbank ASA	464	0.31
Handelsbanken	324	0.21
Sparebanken Pluss	304	0.20
Banque Nationale de Paris Oslo Branch	48	0.03

Total	151,765	100.00

A shareholders agreement has been entered into among the major shareholders whereby they have given each other the first right to acquire any shares in Eksportfinans they may sell or transfer as defined in the agreement.

29.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company’s shareholders extend guarantees in connection with the Company’s loans. See note 15 above. The borrowers pay commissions in consideration of such guarantees directly to the shareholders.

The Company has agreed in recent years to acquire from certain of its shareholders portions of their loans to companies in Norwegian export industries. The agreements are based on commercial considerations and the loans acquired are generally of the type extended by the Company in the normal course of business. All such loans acquired are supported by guarantees. In 2002, 2001 and 2000 the Company acquired loans amounting to NOK 5,601 million, NOK 5,105 million and NOK 3,880 million, respectively.

In addition, in the normal course of business, the Company deposits funds and engages in other transactions with its shareholder banks on normal commercial terms, which the Company believes are non-preferential. As of December 31, 2002, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 2,656 million. These transactions were recorded on market terms. In connection with the Company’s lending activity, guarantees have been provided by the shareholders in an amount of NOK 12,782 million. The borrower and guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.

Management believes transactions with related parties are under terms similar to those that would be arranged with unrelated parties.

As of December 31, 2002 six loans, totaling NOK 1,017 million, were outstanding from Eksportfinans to companies in which Eksportfinans’s board members, members of the control committee or chairman of the council of representatives are board members. As of December 31, 2002, six loans, totaling NOK 581 million, were outstanding from Eksportfinans to companies in which Kommunekreditt’s board members, members of the control committee or chairman of the council of representatives are board members. Bank deposits are not defined as loans.

As of December 31, 2002, the Company had NOK 77 million in loans outstanding to employees (primarily mortgage loans), which, in accordance with the generally accepted practice of financial institutions in Norway, bear interest at rates below those prevailing in the market. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No loans have been made to Executive Officers of the Company since July 30, 2002.

30.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following information is presented in accordance with SFAS 133,“Accounting for Derivative Instruments and Hedging Activities”. The statement supersedes SFAS 119, “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments”; SFAS 105, “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk”; and SFAS 107, “Disclosure about Fair Value of Financial Instruments”. These Statements require disclosure regarding derivative financial instruments and estimated fair values for all financial instruments.

Estimated fair values differ from book values for each balance sheet item, primarily as a result of a change in the level of interest rates after these transactions were entered into. Estimated fair values vary from year to year due to interest rate movements, other market conditions and new transactions. These estimates exclude certain qualitative factors that would have to be quantified for a more accurate valuation of the Company’s financial instruments. The estimated net fair value of financial instruments exceeded book value by NOK 593 million at December 31, 2002 (NOK 467 million at December 31, 2001).

It is a company principle to cover risk elements, such as interest exposure. Thus, the difference between book values and estimated fair values on some items will primarily be offset by related differences with opposite signs on other items.

In the absence of objective ways of arriving at the fair value for all types of transactions, the calculations used include estimated values. These estimates exclude certain qualitative factors that would have to be quantified for a more accurate valuation of the Company’s financial instruments.

The estimated fair value of all financial instruments is calculated based on valuation methods that are in accordance with U.S. GAAP. Where available, quoted market prices are used to estimate fair values. Where quoted market prices are not available, the Company has estimated fair values by discounting future cash flows. The discounted cash flow method uses the same interest curve for all counterparties denominated in the same foreign currency because of the homogeneous credit risk profile. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible income tax ramifications or estimated transaction costs. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

The following describes the methods and assumptions used by the Company in estimating the fair values:

The fair value of bank call deposits is based on nominal value. Where available, quoted market prices are used to estimate the fair value of bank term deposits, securities, reverse repos, loans and short- and long-term debt. For securities and short-term investments where no quoted market prices are available, the Company has determined fair values based on discounted future cash flows using interest rates comprised of a risk free rate and a premium that primarily takes into account credit quality of the financial instrument.

We mainly calculate the fair values of embedded derivatives using data provided by external dealers. The fair value of other derivatives is calculated by discounting the cash flows under the agreements. The amount for derivatives is shown net after deducting agreements with a negative fair value from agreements with a positive fair value. Agreements with a positive fair value (asset position) totaled NOK 4,882 million (NOK 3,926 million in 2001), while agreements with a negative fair value (debt position) totaled NOK 4,967 million (NOK 6,657 million in 2001).

The fair value of outstanding loan commitments is estimated to be zero, because the interest rate for new loans is set two days prior to disbursement or, in the case of loans with a government interest rate subsidy under the 108 Agreement, with no economic risk for the Company.

Estimated fair values of financial instruments compared with carrying amounts as of December 31, 2002 and 2001

	December 31,

	2002			2001

			Net of			Net of
			carrying			carrying
	Carrying	Fair	amount and	Carrying	Fair	amount and
(NOK millions)	amount*	value	fair value	amount*	value	fair value

Assets:
Bank deposits	1,441	1,444	3	2,436	2,436	0
Investments in securities	37,955	38,466	511	30,544	30,858	314
Loans	51,733	52,658	925	50,858	52,538	1,680

Total	91,129	92,568	1,439	83,838	85,832	1,994
Liabilities:
Short-term debt	(28,615)	(28,735)	(120)	(19,436)	(19,486)	(50)
Long-term debt	(57,940)	(60,801)	(2,861)	(57,593)	(62,003)	(4,410)

Total	(86,555)	(89,536)	(2,981)	(77,029)	(81,489)	(4,460)
Derivatives	(2,185)	(85)	2,100	(5,656)	(2,731)	2,925
Other financial derivatives	0	35	35	0	8	8

Total			593			467

*	Carrying amounts include interest receivable and payable.

In view of the Company’s hedging policy and practices, changes in the fair value of derivatives should not be viewed in isolation, because related and opposite changes occur in the fair value of assets and liabilities hedged by derivatives.

31.	FINANCIAL DERIVATIVES

Financial derivatives are used in order to minimize the cost of the Company’s financial activities and at the same time meet risk hedging requirements. The risk elements of derivatives related to the issue of securities in the international capital markets (embedded derivatives) are covered through hedging transactions. Financial derivatives are also used to provide the Company’s borrowers with the required foreign currency, interest rate terms and financing structure, and to cover the interest and exchange rate risk related to financial investments.

The credit risk related to existing agreements is considered to be low, as the parties involved are all major Norwegian and international financial institutions. The same strict requirements and monitoring procedures in place for loan guarantees also apply to the Company’s counterparties under agreements related to financial derivatives. The Company has entered into ISDA-master netting agreements with most of its counterparties.

The following overview of the Company’s financial derivatives shows the nominal gross amounts and the fair value of the agreements involved, split between the trading portfolio and the “other than” trading portfolio:

	December 31,

(NOK millions)	2002		2001

	Nominal	Fair	Nominal	Fair
Derivatives	amount	value	amount	value

Trading portfolio:
Currency rate	0	0	2,635	23
Other than trading portfolio:
Interest rate	94,132	832	62,730	309
Currency rate	72,197	(2,091)	48,690	(141)
Interest and currency rate	33,323	1,234	37,663	(2,757)
Equity	967	(69)	1,069	(169)
Other financial derivatives	183	9	108	4

Total	200,802	(85)	152,895	(2,731)

The nominal amount is defined as the principal amount of the agreement at year-end. The overview does not include derivatives embedded in other financial instruments. The fair value of these items is included in the fair value of the host instrument in note 30.

Interest rate derivatives cover:

•	Interest rate swaps — agreements to swap the nominal interest rates payable within a certain period.

•	FRAs — agreements that fix the rate of interest to a nominal amount for a future period.

•	Agreements that set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.

Currency rate derivatives cover:

•	Forward purchases/sales agreements — agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.

•	Short-term currency swap agreements (FX swaps) — agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.

Combined interest and foreign currency rate derivatives cover:

•	Interest and foreign currency swaps — long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.

•	Interest and foreign currency swaps combined with other interest and foreign currency derivatives include the following:

—	Agreements that set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.

—	Foreign currency options — agreements that offer the right, but no obligation, to sell or buy a certain nominal amount at a pre-determined rate.

—	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.

—	Call or put options — agreements that provide the right to cancel the agreement before its maturity date, or to extend the agreement.

Equity derivatives cover:

•	Interest and foreign currency swaps combined with agreements that relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed-upon level.

•	Interest and foreign currency swaps combined with stock options — agreements that offer the right, but no obligation, to sell or purchase a defined number of shares at a pre-determined agreed-upon price.

Other financial derivatives cover:

•	Interest and foreign currency swaps combined with agreements that provide the option to receive physical securities (such as U.S. Treasury bonds) in exchange for the nominal amount of the agreement.

•	Credit linked swaps — interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in the form of one or several bonds.

Derivative agreements are entered into in order to hedge specific balance sheet items and therefore generally cannot be terminated without the Company becoming subject to offsetting interest rate and foreign currency exposure in relation to the hedged balance sheet items.

The specification does not include credit default swaps. As of December 31, 2002, none of the outstanding credit default swaps are for hedging purposes. Credit default swaps are included in note 30. See note 1(G).

All of the off-balance sheet financial derivatives are with governments or financial institutions in OECD countries. As of December 31, 2002, the maximum credit exposure on off-balance sheet financial derivatives relating to any one counterparty was approximately NOK 737 million (NOK 1,176 million in 2001).

32.	FOREIGN CURRENCY POSITIONS

As of December 31, 2002, the Company’s exposure to currencies other than the Norwegian kroner reflected on the face of our balance sheet, and relating to off-balance sheet derivatives were as follows:

	Balance sheet			Amount of net
	assets and			position relating to
(NOK thousands)	liabilities	Derivatives	Net position	108 Agreement items*

USD	(7,958,173)	8,102,196	144,023	134,418
EUR	17,598,688	(17,611,221)	(12,533)	13,500
JPY	(25,078,760)	25,079,403	643	41
GBP	(2,075,889)	2,077,176	1,287	1,078
CAD	44,242	(43,738)	504	469
SEK	(805,394)	805,671	277	6
Other Currencies	(7,923,437)	7,923,775	338	246

Total	(26,198,723)	26,333,262	134,539	149,758

*	Part of the Company’s exposure to foreign currency through its lending, funding and liquidity activities is covered by the 108 Agreement.

For further information regarding the Company’s balance sheet and off-balance sheet exposure to foreign currency, see note 1(I) to the financial statements.

33.	BALANCE SHEET MATURITIES

The main items on the balance sheets, categorized by remaining maturity dates, are presented below:

		From 1 month	From 3 months	From 1 year
	Up to and	up to and	up to and	up to and
	including	including	including	including	Over	No fixed
(NOK millions)	1 month	3 months	1 year	5 years	5 years	maturity	Total

ASSETS
Loans and receivable due from credit institutions
NOK	186	848	44	109	35	0	1,222
Foreign currency	329	158	126	1,484	216	0	2,313
Loans and receivables due from customers
NOK	238	284	1,737	7,899	21,581	0	31,739
Foreign currency	209	969	3,871	10,348	2,979	0	18,376
Securities
NOK	388	347	1,024	2,439	269	0	4,467
Foreign currency	1,470	1,356	6,493	20,917	1,946	0	32,182
Other assets
NOK	54	94	24	92	67	157	488
Foreign currency	24	48	214	0	0	0	286

Total assets	2,898	4,104	13,533	43,288	27,093	157	91,073
NOK	866	1,573	2,829	10,539	21,952	157	37,916
Foreign currency	2,032	2,531	10,704	32,749	5,141	0	53,157

LIABILITIES AND EQUITY
Short-term and long-term debts
NOK	50	0	1,460	2,902	1,464	0	5,876
Foreign currency	5,635	14,113	27,538	24,060	10,082	0	81,428
Reacquired debt
NOK	0	0	(235)	(50)	(40)	0	(325)
Foreign currency	0	(111)	(822)	(1,042)	(880)	0	(2,855)
Derivatives
NOK	17,536	10,037	650	1,384	179	0	29,786
Foreign currency	(16,194)	(9,185)	(1,141)	(946)	54	0	(27,412)
Other liabilities
NOK	28	194	0	0	0	0	222
Foreign currency	48	39	176	21	0	0	284
Subordinated debt	0	0	0	0	0	0
Foreign currency	0	0	0	0	880	0	880
Preferred capital securities	0	0	0	0	0	0	0
Foreign currency	0	0	0	0	0	697	697
Equity	0	0	0	0	0	0
NOK	0	0	0	0	0	2,492	2,492

Total liabilities and equity	7,103	15,087	27,626	26,329	11,739	3,189	91,073
NOK	17,614	10,231	1,875	4,236	1,603	2,492	38,051
Foreign currency	(10,511)	4,856	25,751	22,093	10,136	697	53,022

Liquidity coverage on balance sheet items	(4,205)	(10,983)	(14,093)	16,959	15,354	(3,032)	0
NOK	(16,748)	(8,658)	954	6,303	20,349	(2,335)	(135)
Foreign currency	12,543	(2,325)	(15,047)	10,656	(4,995)	(697)	135

Total liquidity coverage on balance sheet items	(4,205)	(15,188)	(29,281)	(12,322)	3,032	0	0

34.	INTEREST RATE ADJUSTMENTS

The agreed period of time to interest rate adjustments is based on book value. The figures include interest exposure related to activities covered by the 108 Agreement, which fully covers the interest rate and currency risk.

		From 1 month	From 3 months	From 1 year
	Up to and	up to and	up to and	up to and		No interest
	including	including	including	including	Over	rate
(NOK millions)	1 month	3 months	1 year	5 years	5 years	adjustments	Total

ASSETS
Loans and receivables due from credit institutions
NOK	304	854	33	23	8	0	1,222
Foreign currency	783	532	351	570	77	0	2,313
Loans and receivables due from customers
NOK	21,477	223	1,865	7,968	206	0	31,739
Foreign currency	4,930	3,957	3,310	4,945	1,234	0	18,376
Securities
NOK	1,451	1,665	339	1,012	0	0	4,467
Foreign currency	9,874	16,982	1,974	2,750	602	0	32,182
Other assets
NOK	0	0	1	0	0	487	488
Foreign currency	24	48	214	0	0	0	286

Total assets	38,843	24,261	8,087	17,268	2,127	487	91,073
NOK	23,232	2,742	2,238	9,003	214	487	37,916
Foreign currency	15,611	21,519	5,849	8,265	1,913	0	53,157

LIABILITIES AND EQUITY
Short-term and long-term debt
NOK	300	385	1,610	2,367	1,214	0	5,876
Foreign currency	6,704	17,715	28,095	20,300	8,614	0	81,428
Reacquired debt
NOK	0	0	(285)	0	(40)	0	(325)
Foreign currency	(235)	(601)	(509)	(806)	(704)	0	(2,855)
Derivatives
NOK	19,015	6,133	1,173	4,591	(1,126)	0	29,786
Foreign currency	(6,683)	20,209	(19,614)	(13,668)	(7,656)	0	(27,412)
Other liabilities	0	0	0	0	0	0	0
NOK	0	3	17	16	0	186	222
Foreign currency	20	39	176	0	0	49	284
Subordinated debt	0	0	0	0	0	0	0
Foreign currency	0	0	880	0	0	0	880
Preferred capital securities	0	0	0	0	0	0	0
Foreign currency	0	697	0	0	0	0	697
Equity	0	0	0	0	0	0	0
NOK	0	0	0	0	0	2,492	2,492

Total liabilities and equity	19,121	44,580	11,543	12,800	302	2,727	91,073
NOK	19,315	6,521	2,515	6,974	48	2,678	38,051
Foreign currency	(194)	38,059	9,028	5,826	254	49	53,022

Net interest rate exposure
on balance sheet	19,722	(20,319)	(3,456)	4,468	1,825	(2,240)	0
NOK	3,917	(3,779)	(277)	2,029	166	(2,191)	(135)
Foreign currency	15,805	(16,540)	(3,179)	2,439	1,659	(49)	135

35.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN NORWAY AND THE UNITED STATES

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in Norway “Norwegian GAAP”, which vary in certain significant respects from accounting principles generally accepted in the United States “U.S. GAAP”.

The following is a summary of the significant adjustments to consolidated net income and shareholders’ equity as of and for the years ended December 31, 2002, 2001 and 2000, together with a discussion of the principal differences between Norwegian GAAP and U.S. GAAP that are relevant to the Company’s financial statements (amounts in NOK thousands, except per share data).

(NOK thousands)	2002	2001	2000

Net income as reported in accordance with Norwegian accounting principles	207,515	248,860	251,326
Adjustments:
Unrealized loss/(gain):
Trading portfolio	(3,842)	(21,264)	1,328
Available-for-sale securities	3,856	(23,712)	(1,365)
Unrealized gain on derivatives	435,759	1,496,813	6,264
Income/(expenses) related to re-acquired debt	0	0	6,090
Goodwill	1,336	0	0
Revaluation	896	896	896
Tax effect of U.S. GAAP adjustments	(122,267)	(405,373)	(3,699)

Income before extraordinary items and cumulative effect of change in accounting principle	523,253	1,296,220	260,840
Cumulative effect of change in accounting principle, net of related tax effect	0	624,230	0

Estimated net income in accordance with U.S. GAAP	523,253	1,920,450	260,840

Other comprehensive income:
Unrealized gain/(loss) on available for sale securities, net of related tax effect	142,222	(56,860)	53,099
Transition adjustment cash flow hedge reclassified as earnings	0	(877)	0
Cumulative effect of change in accounting principle, net of related tax effect	0	48,573	0

Estimated comprehensive income in accordance with U.S. GAAP	665,475	1,911,286	313,939

Weighted average number of shares outstanding (in thousands)	151.77	134.93	129.00
Net income per share data:
Basic	3,448	12,654	2,022

(NOK thousands)	2002	2001	2000

Shareholders’ equity as reported in accordance with Norwegian accounting principles	2,492,103	2,367,604	2,215,780
Adjustments:
Unrealized loss/(gain) on trading portfolio	(51)	3,791	(262)
Unrealized loss on available-for-sale securities	66,053	62,197	4,481
Unrealized gain on derivatives	2,699,078	2,263,319	6,264
Expenses related to re-acquired debt	0	0	0
Dividends proposed	83,016	124,430	125,969
Revaluation	(49,780)	(50,676)	(51,572)
Goodwill	1,336	0	0
Tax effect of U.S. GAAP adjustments of retained earnings	(760,285)	(638,018)	10,112
Adjustments to other comprehensive income:
Unrealized gain on available-for-sale securities, net of tax effect	214,685	72,463	81,627

Estimated shareholders’ equity in accordance with U.S. GAAP	4,746,155	4,205,110	2,392,399

The components of shareholders’ equity in accordance with U.S. GAAP are as follows:

(NOK thousands)	2002	2001	2000

Share capital	1,593,532	1,593,532	1,354,500
Additional paid-in capital	162,462	162,462	0
Retained earnings	2,775,476	2,376,653	956,272
Accumulated other comprehensive income	214,685	72,463	81,627

Total	4,746,155	4,205,110	2,392,399

The change in shareholders’ equity in accordance with U.S. GAAP is as follows:

(NOK thousands)	2002	2001	2000

Beginning balance	4,205,110	2,392,399	2,204,428

Net income	523,253	1,920,450	260,840
Other comprehensive income	142,222	(9,164)	53,099

Comprehensive income	665,475	1,911,286	313,939
Dividends paid	(124,430)	(500,069)	(125,968)
Additional paid-in capital	0	162,462	0
Stock subscription	0	239,032	0

Ending balance December	4,746,155	4,205,110	2,392,399

Movements in other comprehensive income consists of the following:

(NOK thousands)	2002	2001	2000

Other comprehensive income	72,463	81,627	28,527
Unrealized gain/(loss) on available for sale securities, net of related tax effect	142,222	(56,860)	53,099
Transition adjustment cash flow hedge re-classified as earnings	0	(877)	0
Cumulative effect of change in accounting principle, net of related tax effect	0	48,573	0

Accumulated other comprehensive income	214,685	72,463	81,627

Unrealized gains and losses on:

Trading portfolio – Under U.S. GAAP and Norwegian GAAP, bonds and certificates purchased as assets and held principally for the purpose of selling in the near term are reported at fair value with unrealized gains and losses included in earnings.

Under U.S. GAAP bonds and certificates issued by the Company as debt are reported at amortized cost. Under Norwegian GAAP, such securities issued as debt for the purpose of hedging similar trading assets are reported at fair value with unrealized gains and losses included in earnings.

Available-for-sale securities – Under U.S. GAAP, bonds and certificates purchased as assets that are not classified as either held-to-maturity or trading are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders’ equity. Under Norwegian GAAP, such securities are carried at the lower of cost or fair value on a net basis for the portfolio. Any changes resulting in unrealized losses are reflected in income.

Derivatives – As of January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). The Standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Specific differences between Norwegian GAAP and the requirements of FAS 133, which affect the Company are as follows:

Criteria for hedge accounting

Under Norwegian GAAP, the Company applies deferral (hedge) accounting, as described below, to all derivatives if certain hedging criteria are met. Deferral (hedge) accounting is applied only if the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item.

The Company uses interest-rate swaps or forward rate agreements (“FRAs”) to synthetically change its fixed-rate debt/assets to variable-rate debt/assets or from variable-rate to fixed-rate, respectively. Periodic payments or receipts under such agreements are recorded as part of the interest expense on the debt. Neither the interest rate agreements nor the unrealized gains or losses on these derivative contracts are recognized in the financial statements. With respect to currency rate agreements, unrealized gains and losses on hedges of existing assets and liabilities are recognized in income by reference to the spot rate to offset the gains or losses reported on the foreign currency exposure that the hedge was intended to cover. These are included under “Other assets” or “Other liabilities” on the balance sheet. The difference between the spot and forward rates on the date of initiation of the agreement is amortized over the life of the agreement. In connection with the Company’s activities in the international capital markets, certain securities may be issued which include embedded derivatives; however, these are also hedged using derivatives to synthetically change the debt to floating rate debt. The synthetic instruments are accounted for as a floating rate debt. If a derivative instrument ceases to meet the criteria for deferral, any subsequent gains and losses are recognized in income. If the hedging instrument or the hedged item are sold or terminated prior to maturity, gains and losses on the hedging instrument are recognized in income.

Under U.S. GAAP, all derivatives are recognized on the balance sheet as either assets or liabilities and measured at fair value, with changes in fair value generally recognized in current-period earnings. FAS 133 sets out strict requirements in relation to the management and measurement of hedging relationships and where these are not met the derivatives must be treated as trading transactions.

The Company has chosen not to apply hedge accounting for any of the derivatives after implementing FAS 133 and therefore all derivatives held by the Company are treated as trading instruments at January 1, 2001. This will also mean that the Company’s earnings under U.S. GAAP will be subject to increased volatility.

Embedded derivatives

The Company purchases and issues financial instruments that contain a derivative instrument that is “embedded” in the financial instrument.

Under Norwegian GAAP, there is no requirement to separate embedded derivatives for hybrid contracts containing these instruments.

Under U.S. GAAP, upon purchasing the instrument, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, and carried at fair value. However, in cases where (1) the host contract is measured at fair value, with changes in fair value reported in current earnings or (2) the Company is unable to reliably identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value.

In 2001 new accounting principles were introduced for derivatives in accordance with Financial Accounting Standard 133. Financial derivatives are used to hedge the market risk attached to balance sheet items. In view of the strict formal requirements that apply to hedging, the Company has not applied hedge accounting in accordance with FAS 133. All derivatives are therefore stated at fair value. Since the hedge balance sheet items are generally not stated at fair value, this means that income statement accounting is non-symmetrical. Taken separately, calculated unrealized gains or losses do not therefore reflect the Company’s performance in the accounting period since there will be corresponding unrealized gains or losses among the hedge balance sheet items. This is illustrated in note 30.

The change in fair value of derivatives in note 31 is not identical to the unrealized gain on derivatives in this note. This is mainly due to differences in definitions of derivatives in Norwegian GAAP compared to U.S. GAAP.

Re-acquired Debt – The Company purchases from time to time its own outstanding debt. Prior to 2000, the Company amortized any gain or loss over the expected remaining maturity of the debt. The net amortized gain or loss was included in net interest income in the statement of income in accordance with Norwegian GAAP. Effective 2000, any gains or losses are recorded in the statement of income at the time of re-acquisition.

Under U.S. GAAP, the gain or loss on re-acquired debt is recognized in income at the transaction date. Prior to 2002, the U.S. GAAP amount was presented as an extraordinary item, net of any related income tax effect. In accordance with SFAS 145, effective for fiscal years beginning after May 15, 2002, these gains or losses do not qualify as extraordinary items. However early adoption is encouraged. Earlier years have been reclassified accordingly.

Revaluation – The Company revalued its land and office building in 1987 and, in accordance with Norwegian accounting principles, recorded the increased value, net of the related deferred tax liability, in shareholders’ equity. Depreciation is being calculated based on the revalued amount. U.S. GAAP does not permit such a revaluation of assets. The impact on net income is not significant.

Goodwill – Under Norwegian GAAP, goodwill is amortized on a straight-line basis over the estimated future periods to be benefited. Prior to January 1, 2002, goodwill was capitalized and amortized under U.S. GAAP. SFAS 141 and SFAS 142 require intangible assets currently held on the balance sheet to be separately identified, amortization to cease being charged on goodwill balances and goodwill balances to be reviewed annually for impairment. Earlier years have not been restated. If goodwill had not been amortized, net income and earnings per share would have been as follows:

(NOK thousands)	2001	2000

Net income	1,921,786	262,176
Earnings per share	12,662	2,022

Tax effects of U.S. GAAP adjustments — The tax adjustment includes the income tax effects of U.S. GAAP adjustments, where appropriate.

Dividends – In accordance with Norwegian GAAP, dividends are provided for in the fiscal year in which they are recommended to the Board of Directors for approval by the shareholders. Under U.S. GAAP, dividends are not recorded until formally approved and declared by the Company.

New accounting pronouncements

SFAS 143 “Accounting for Asset Retirement Obligations” was issued in June 2001. The Statement is effective for fiscal years beginning after June 15, 2002, although early adoption is encouraged. SFAS 143 requires that the fair value of an asset retirement obligation be recognized on the balance sheet in the period in which it is incurred and then charged to the profit and loss account over the useful economic life of the asset. Adoption is not expected to have a material impact upon net income and shareholders’ equity as determined under U.S. GAAP.

SFAS 146 “Accounting for Cost Associated with Exit or Disposal Activities” was issued in June 2002. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002 and requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 nullifies Emerging Issues Task Force 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” which required the recognition of a liability at the date of an entity’s commitment to an exit plan. Adoption is not expected to have a material impact upon net income and shareholders’ equity as determined under U.S. GAAP.

SFAS 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” was issued in January 2003. It amends SFAS 123 to provide alternate methods of transition for entities voluntarily adopting a fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123. Adoption of this Statement will not impact Eksportfinans as the Company does not currently have any stock compensation plans.

EITF 02-03 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” was released in November 2002. The EITF reached a final consensus at the October 25, 2002 meeting. The FASB staff’s view on the impact of the consensus on non-energy derivative contracts was clarified at the November 21, 2002 meeting. The principal requirement affecting Eksportfinans is that, with effect from November 21, 2002, for non-energy contracts where the fair value is not determined using either observable market prices or models that use market-observable variables as inputs, the unrealized gain or loss at inception on new contracts should not be recognized. The impact on the reported results for 2002 was not material.

FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” was issued in November 2002. It addresses disclosure requirements for guarantors in respect of guarantees issued (including guarantees embedded in other contracts) and requires recognition of a liability to be recognized for all obligations assumed under guarantees issued. The disclosure requirements are effective for periods ending after December 15, 2002 and are reflected in note 36 to our financial statements in this report. The measurement requirements are effective for guarantees issued from January 1, 2003. Eksportfinans is currently assessing the impact this will have on future reporting.

FIN 46 “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” was issued in January 2003. FIN 46 addresses the criteria to be applied when determining whether certain special purpose entities (variable interest entities) should be consolidated, and requires disclosures to be made if the involvement with an unconsolidated variable interest entity is significant. The interpretation is effective for interests in vehicles acquired after January 31, 2003. The disclosure requirements of the interpretation are effective for interests Eksportfinans has acquired before February 1, 2003 for the year ended December 31, 2003. Eksportfinans is assessing the impact of FIN 46 on all entities with which it is involved. Eksportfinans has not identified any relationships with variable interest entities that require disclosure as part of the transitional disclosures mandated by the new pronouncement.

SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and also for hedging relationships designated after June 30, 2003. Eksportfinans is currently analyzing the impact of this Statement.

SFAS 150 “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued in May 2003. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Eksportfinans is currently analyzing the impact of this Statement.

36.	COMMITMENTS AND CONTINGENT LIABILITIES

	December 31,

(NOK thousands)	2002	2001

Credit default swaps	2,810,001	1,351,740
Other guarantees	139,314	180,232

Credit Default Swaps

Credit default swaps are derivative transactions between two parties, under which one party undertakes a credit risk related to a third party against payment. Eksportfinans has entered into seventeen such derivative contracts totaling a face value of EUR 180 million, and additionally eight totaling a face value of USD 215 million. The contracts all result in exposure to major international banks, except for one USD 10 million contract, which results in exposure to a Canadian province. The original maturities of the derivative contracts are from 1 to 5 years.

Eksportfinans uses the credit default swaps for yield-enhancing purposes by selling credit protection to the counterparty. The Company is required to pay certain amounts under the contract. If there is a default on the reference entity, Eksportfinans will have to pay the notional amount under the credit default swaps and will receive a bond or loan issued by the reference entity.

The maximum potential amount of future payments under these contracts is limited to the notional amount of the contracts disclosed above. All of the credit default swaps have a positive fair value at December 31, 2002 and therefore no liability is currently recorded under Norwegian GAAP or would be recorded under U.S. GAAP at that date.

Other guarantees

“Other Guarantees” includes a guarantee related to a shipbuilding project issued with a face value of USD 20 million, and counter-guaranteed by a financial institution. The original maturity of the contract is 4 years.

The maximum potential amount of future payments under these contracts is limited to the notional amount of the contracts disclosed above. No liability is currently recorded under Norwegian GAAP or would be recorded under U.S. GAAP at December 31, 2002.

	December 31,

(NOK thousands)	2002	2001

Accepted commitments	3,880,000	4,531,874
Forward purchase of assets	0	1,939,545

In the normal course of the lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding is expected to be disbursed within one year.

With respect to funding activity, the Company has been issuing structured long-term transactions to a fairly large extent as set out in further detail in the table in note 22, as well as structured short-term issues, for which see note 21. Eksportfinans’s risk is, however, limited to the counterparty-credit risk, when entering into a hedging swap agreement whereby the swap counterparty has an obligation to pay Eksportfinans the coupon amount(s) and the redemption amount that matches Eksportfinans’s obligations under each issue. To the extent that these swap agreements extend beyond 10 years, Eksportfinans has entered into a mutual termination clause with the swap counterparty after year 10 and normally every 5 years thereafter.

37.	LEASES

The Company leases parts of its office building to unrelated third parties under operating leases with lease terms generally between five and ten years.

Lease income from operating leases for the years ended December 31, 2002, 2001 and 2000 were NOK 8.0 million, NOK 6.3 million and NOK 6.0 million, respectively. Kommunekreditt Norge AS leases office space from an unrelated third party with an original lease term of 10 years. The unexpired term of the contract is eight years. Following are the scheduled lease payment obligations (in NOK thousands):

2003	931
2004	953
2005	976
2006	999
2007	1,024
Thereafter	3,343

38.	SUPERVISION AND REGULATION

The Company is subject to regulation under several Norwegian statutes, among others the Public Limited Liability Companies Act of June 13, 1997 No. 45 and the Act on Financing Activity and Financial Institutions of June 10, 1988 No. 40. The Financial Institutions Act is the principal act with respect to licenses to carry on finance activities; lawful area of activity; minimum requirements as to capital adequacy; overall credit to a single customer; ownership, cooperation and conflicts of position; financial groups; relationship to customers and money laundering. The Financial Institutions Act supplements the Public Limited Liability Companies Act with respect to formation, requirements of articles of association, governing bodies, etc. In addition to these acts, the Financial Supervision Act of December 7, 1956 No. 1 and Act on Securities Trading of June 19, 1997 No. 79 also play important roles in the daily business and supervision of financial institutions.

Under the Financial Institutions Act, a financial group and the financial institutions within that financial group must be licensed by the Norwegian Government. The articles of association of a financial institution must be approved by the Ministry of Finance and Customs. The Articles of Eksportfinans and Kommunekreditt, among other things, provide for the Company’s management through the Board of Directors’ supervision and control through the Council of Representatives and the Control Committee. See Item 6. “Directors, Senior Management and Employees”.

As provided for by the Financial Institutions Act, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy. As the principal measure of capital adequacy, the guidelines apply a risk-asset ratio, which compares the total of assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital (share capital, other equity and other types of capital specifically approved by the relevant Norwegian authorities), supplementary capital (subordinated debt less 20% for each of the last five years prior to maturity) and general reserves. Following the preparation of quarterly interim financial statements, 50% of income before taxes can be added to core capital. The minimum capital requirement is 8%. The minimum requirements for capital adequacy apply to all individual financial institutions of the financial group and the group itself on a consolidated basis. The Company’s policy is to maintain a strong capital base compared to the regulatory minimum. See Item 5.B. “Liquidity and Capital Resources—Capital Adequacy.”

The Financial Institutions Act places certain limits on the total credit that a financial institution may extend to a single customer. Regulations as of April 23, 1997, effective May 1, 1997, laid down further rules. The new regulations are in line with the relevant parts of European Union Directives 92/121/EC and 93/6/EC.

As a general rule, the regulations provide that a regulated entity shall not have an exposure towards one single customer amounting to more than 25% of its regulatory capital. The exposure (as defined in the regulations) includes on- and off-balance sheet items. Furthermore, the exposure is mainly risk-weighted according to the status of each counterpart.

The Financial Institutions Act also places a 10% limit on ownership of the shares of a financial institution by any single entity. Eksportfinans has received an exemption from all shareholding limitations. See Item 7.A. “Major Shareholders”.

39.	SUPPLEMENTAL CASH FLOW INFORMATION

The accompanying statements of cash flows are prepared in a format consistent with SFAS No. 95 “Statements of Cash Flows”.

(NOK thousands)	2002	2001	2000

Balances as of December 31, were as follows for:
Cash	5	10	37
Loans and receivables due from credit institutions	428,436	2,080,908	311,037

Total cash and cash equivalents	428,441	2,080,918	311,074

Cash and cash equivalents include cash on hand and bank deposits with original maturity shorter than three months. At December 31, 2002, 2001 and 2000, these bank deposits included compensating balances for employees’ withholding taxes of NOK 4.0 million, NOK 3.4 million and NOK 3.1 million, respectively. Other bank deposits are included in loans and receivables due from credit institutions on the balance sheet. See note 1(B) to the financial statements.

(NOK thousands)	2002	2001	2000

Cash paid for the year ended December 31, was as follows for:
Interest	3,795,987	6,156,564	6,044,557
Income taxes	85.193	62,427	67,217

(NOK thousands)	2002	2001	2000

Detailed cash activity during the year was as follows for:
Purchases of investments	(37,721,241)	(51,201,307)	(67,345,139)
Proceeds on sales and maturities of investments	19,376,050	45,190,729	69,951,080

Net increase in financial investments	(18,345,191)	(6,010,578)	2,605,941

40.	CONTINGENCIES

By the end of 2001, the Company was party to a dispute with an international bank concerning the early redemption of financial transactions. The dispute has now come to a solution, and will have no material impact on the Company’s result or financial position.

41.	SEGMENT INFORMATION

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.

The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.

Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.

Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.

Operating segment information

(NOK thousands)	2002	2001	2000

Net interest income
Eksportfinans	336,663	392,270	388,645
Kommunekreditt	69,654	67,946	36,471

Total	406,317	460,216	425,116

Net income after tax
Eksportfinans excl. Kommunekreditt (1)	176,015	215,259	233,398
Kommunekreditt	31,500	33,601	17,928

Total	207,515	248,860	251,326

Total assets
Eksportfinans	91,066,797	85,120,349	79,300,596
Kommunekreditt	28,530,646	25,427,416	17,943,113
Eliminations	(28,524,576)	(25,420,169)	(17,939,116)

Total	91,072,867	85,127,596	79,304,593

Net assets
Eksportfinans	2,492,103	2,367,604	2,215,780
Kommunekreditt	437,851	426,871	415,270
Eliminations	(437,851)	(426,871)	(415,270)

Total	2,492,103	2,367,604	2,215,780

(1)	Intra-group transactions are undertaken on normal commercial terms.

Major customers

The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

42.	NUMBER OF EMPLOYEES

	Dec 31, 2002	Dec 31, 2001

Number of employees	100	98
Number of employees in man-years	99	93

43.	CAPITAL ADEQUACY

Capital adequacy is calculated in accordance with the prevailing regulations in force from the Norwegian Banking, Insurance and Securities Commission. Under these regulations the capital adequacy requirement is 8%.

At December 31, 2002, the Company’s capital adequacy ratio was 21.6%, compared with 25.0% at December 31, 2001.

Risk-weighted balance sheet and off-balance sheet items

	December 31,

	2002		2001

	Book	Weighted	Book	Weighted
(NOK millions)	value	value	value	value

Assets:
Loans to and receivables from credit institutions	3,535	508	4,451	650
Loans and receivable due from customers	50,115	9,354	50,206	9,168
Securities	24,039	4,845	24,572	4,850
Intangible assets	2	0	3	0
Fixed assets	158	158	151	151
Other assets	83	44	78	40
Prepayments and accrued revenues	483	76	673	109

Total assets excluding trading portfolio	78,415	14,985	80,134	14,968

Off-balance sheet items:
Financial derivatives		1,275		680
Other off-balance transactions		620		675

Total off-balance sheet items		1,895		1,355

Total risk-weighted value of banking portfolio		16,880		16,323
Total risk-weighted value of trading portfolio		1,867		790
Foreign currency exchange risk		66		0

Total		18,813		17,113

Risk capital

(NOK millions and as percentage of risk-weighted assets and off-balance sheet items)

	December 31,

	2002		2001

Core capital	3,177	16.9%	3,254	19.0%
Additional capital (subordinated loan capital)	880	4.7%	1,029	6.0%

Total risk capital	4,057	21.6%	4,283	25.0%

	December 31,

(NOK millions)	2002	2001

Share capital	1,594	1,594
Balance sheet equity	898	774
Preferred capital securities	697	901
Intangible assets	(2)	(3)
Prepaid pension cost	(10)	(12)

Total core capital	3,177	3,254

The effect of weighted offsetting items under capital adequacy regulations amounts to NOK 692 million.

44.	INTEREST RATE RISK

The calculated value of financial instruments, both on- and off-balance sheet, is affected by changes in the level of interest rates. This interest rate exposure can be expressed as changes in values arising from a given change in the interest rate level. The table displays change in fair values given an interest rate increase of 1% on December 31, 2002.

The interest rate exposure takes into account that interest rate fixings on assets and liabilities occur at different dates. However, the interest rate sensitivity is over-estimated because it does not take into account the covariance between the interest rates at the different interest measurement points. The convexity effects have not been taken into account.

(NOK thousands)	1 month	3 months	1 year	5 years	Total

Trading portfolio:
USD	1,051	(3,230)	(1,354)	(141)	(3,674)
EUR	1,893	(6,317)	(2,265)	(232)	(6,921)
Other:
NOK	8,637	(3,509)	(17,797)	(19,598)	(32,267)
USD	(9,151)	35,012	31,831	(200)	57,492
EUR	1,722	(5,626)	(2,657)	73	(6,488)
Other currencies	348	(580)	456	(4,440)	(4,216)

The table does not include the administrative interest rate risk. Under the 108 Agreement, currency and interest rate risk are fully covered by the Government. Positions under the 108 Agreement are therefore not included.

EXHIBIT INDEX

Exhibit No.

1.1	Articles of Association (English translation)
2.1	Form of Indenture, dated as of February 1, 1996, between the Company and The Bank of New York (formerly United States Trust Company of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 2 to Form F-3 filed with the SEC February 2, 1996)
7.1	Computation of ratio of earnings to fixed charges
12.1	Consent of independent accountants
12.2	Certain information on the Kingdom of Norway and the Norwegian economy
12.3	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.4	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002