Form 20-F
period 2003-12-31
EKSPORTFINANS ASA
filed 2004-03-25
CIK 700978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

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

FORWARD-LOOKING STATEMENTS

     Except for historical statements and discussions, statements contained in this annual report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Any other document of Eksportfinans ASA filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, or “continue” or similar terms.

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

     Actual results, performance or events may differ materially from those in such statements due to, without limitation:

•	changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate,

•	market, foreign exchange rate and interest rate fluctuations,

•	the ability of counterparties to meet their obligations to us,

•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations,

•	operational factors such as systems failure, human error, or the failure to properly implement procedures,

•	the effects of changes in laws, regulations or accounting policies or practices, and

•	various other factors beyond our control.

     The foregoing list of important factors is not exhaustive.

     For further discussion of these and other factors, see Item 3.D. “Risk Factors”, Item 4 “Information on the Company”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

     All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified by these risk factors.

PRESENTATION OF INFORMATION AND EXCHANGE RATES

     In this annual report, we use the term “us”, “we”, “our” and Eksportfinans for Eksportfinans ASA. We use the term Kommunekreditt for Eksportfinans’s subsidiary, Kommunekreditt Norge AS. The term “Company” refers to Eksportfinans and Kommunekreditt as a financial group.

     Except as otherwise specified, all amounts in this annual report are expressed in Norwegian kroner (“kroner”, “NOK” or “krone”).

     For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (“U.S. dollars”, “$” or “USD”) in this annual report have been made at the rate of NOK 6.6660 = $1.00 ($0.1500 = NOK 1), the noon buying rate of the Federal Reserve Bank of New York rate on December 31, 2003. On March 23, 2004, such rate was NOK 6.8550 = $1.00 ($ 0.1459 = NOK 1). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.

     Certain figures set forth in this annual report have been rounded to the nearest whole number or the nearest decimal. In addition, certain percentages have been calculated using rounded figures. As a consequence of rounding, in certain instances, the sum of the numbers in a column may not conform to the total figure given for that column.

     For further information on exchange rates see Item 3.A. “Selected Financial Data — Exchange Rates”.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

   A. SELECTED FINANCIAL DATA

     The following income statement and balance sheet data, expressed in NOK, have been selected from our audited financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 that appear elsewhere herein and from our audited annual financial statements as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 appearing in our published Annual Reports.

     We prepare our financial statements in accordance with accounting principles generally accepted in Norway (Norwegian GAAP). Norwegian GAAP varies in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). The application of U.S. GAAP would have affected net income for each of the three years in the period ended December 31, 2003 and shareholders’ equity as of December 31, 2003, 2002 and 2001 to the extent summarized in note 34 to our consolidated financial statements.

     The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, the financial statements for 2003, 2002 and 2001 and notes included elsewhere herein.

INCOME STATEMENT DATA

	Year ended December 31,
	2003	2003	2002	2001	2000	1999
	(Millions of USD)	(Millions of NOK)
INTEREST AND RELATED INCOME:
Interest and related income on loans and receivables due from customers	203	1,356	1,402	2,384	2,947	2,057
Interest and related income on securities and on loans and receivables due from credit institutions and other interest and related income	138	920	1,061	2,333	3,057	2,088

Total	341	2,276	2,463	4,717	6,004	4,145
INTEREST AND RELATED EXPENSES:
Total	(273)	(1,824)	(2,057)	(4,257)	(5,579)	(3,761)

NET INTEREST INCOME	68	452	406	460	425	384
Commissions earned and income related to banking services (1)	3	17	5	0	0	0
Commissions paid and expenses related to banking services	(1)	(6)	(6)	(7)	(20)	(9)
Net gains on securities and foreign currencies	4	30	5	5	12	0
Other operating income	1	5	8	6	6	6
Total operating expenses	(22)	(146)	(127)	(121)	(107)	(95)

INCOME BEFORE TAXES	53	352	291	343	316	286
Income taxes	(15)	(101)	(83)	(94)	(65)	(74)

NET INCOME	38	251	208	249	251	212

PER SHARE DATA:
(thousands of NOK)
Net income	0.25	1.65	1.37	1.64	1.95	1.64
Dividends (2)	0.20	1.32	0.55	0.82 *	0.98	0.98
U.S. GAAP (3):
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	(289)	(1,924)	523	1,296	261	211
Cumulative effect of change in accounting principle, net of related tax effect **	0	0	0	624	0	0

Net income in accordance with U.S. GAAP	(289)	(1,924)	523	1,920	261	211

Shares outstanding at December 31	151,765	151,765	151,765	151,765	129,000	129,000
NORWEGIAN GAAP:
Ratio of earnings to fixed charges (4)		1.19	1.14	1.08	1.06	1.08
U.S. GAAP:
Ratio of earnings to fixed charges (3)(4)		—	1.35	1.42	1.06	1.08

*	On July 3, 2001 the Company paid an extraordinary dividend of NOK 374.1 million. Including such amount, dividends per share were NOK 3.28.

**	The increase in 2001 is due to the implementation of Financial Accounting Standard 133. See our financial statements, note 34.

BALANCE SHEET DATA

	As of December 31,
	2003	2003	2002	2001	2000	1999
	(Millions of USD)	(Millions of NOK)
ASSETS
Cash, bank deposits, investments and bonds held to maturity	6,294	41,955	39,118	32,699	28,709	25,154
Total loans (5)	8,877	59,177	51,182	51,506	49,115	42,056
TOTAL ASSETS	15,502	103,339	91,073	85,127	79,305	69,979
LIABILITIES
Commercial paper and short-term notes	4,397	29,308	28,479	19,345	16,646	13,477
Long-term notes and reacquired debt	10,333	68,883	55,645	53,927	49,915	49,989

TOTAL BORROWINGS THROUGH THE ISSUE OF SECURITIES	14,730	98,191	84,124	73,272	66,561	63,466

Subordinated debt	140	936	880	1,976	2,121	2,108
Preferred capital securities	89	595	697	901	885	804
SHAREHOLDERS’ EQUITY
Share capital	239	1,594	1,594	1,594	1,355	1,355
Share premium reserve	24	162	162	162	0	0
Other equity	118	786	736	612	861	736

TOTAL SHAREHOLDERS’ EQUITY (after dividends declared)	381	2,542	2,492	2,368	2,216	2,091

Estimated shareholders’ equity in accordance with U.S. GAAP	412	2,744	4,746	4,205	2,392	2,204
FINANCIAL RATIOS/OPERATING STATISTICS
Return on average equity (6)		9.98%	8.54%	10.90%	11.67%	10.66%
Dividend (as a percentage of share capital)		12.61%	5.21%	7.80%	9.30%	9.30%
Return on assets (7)		0.45%	0.45%	0.50%	0.51%	0.54%
Ratio of operating and administrative expenses to average assets		0.13%	0.12%	0.12%	0.12%	0.12%
BALANCE SHEET STATISTICS
Capital adequacy (8)		18.40%	21.56%	25.00%	27.20%	30.45%
Public sector share of total loans as borrowers/guarantors		73.66%	67.97%	62.60%	51.03%	36.10%
Total loans outstanding/ total assets		57.26%	56.20%	60.50%	61.93%	60.10%

(1)	Income on guarantees is included in this item — see notes 3 and 35 to the financial statements.

(2)	The dividend per share amount for each year represents the distribution out of net income proposed by the Board of Directors for that year. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders of Eksportfinans. The proposed dividend for each year was approved at the annual general meeting of Eksportfinans held during the following year and was paid in such following year.

(3)	See note 34 to our financial statements for a discussion of differences between Norwegian GAAP and U.S. GAAP for the three-year period ended December 31, 2003.

(4)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on long-term debt issued. The ratio of U.S. GAAP earnings to fixed charges is based on U.S. GAAP income before extraordinary items. In U.S. GAAP, the ratio of earnings to fixed charges in 2003 had a deficiency due to negative U.S. GAAP earnings of NOK 840 million (USD 126 million). The U.S. GAAP fixed charges amounted to NOK 1,830 million (USD 274 million).

(5)	Total loans include loans and receivables due from customers and a portion of loans and receivables due from credit institutions. See note 15 to our consolidated financial statements.

(6)	Net income divided by average shareholders’ equity (average based on beginning and end of year).

(7)	Net interest income (including provisions) divided by average assets (average based on quarterly numbers).

(8)	As provided by the Norwegian Financial Activity and Financial Institutions Act 1988, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy, which took effect on March 31, 1991. As the principal measure of capital adequacy, the guidelines apply a risk-asset ratio, which compares the total of assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital and supplementary capital. The minimum capital requirement is 8%.

Exchange Rates

     The following table sets forth, for the periods indicated, information concerning the exchange rate for Norwegian kroner into United States dollars based on the noon buying rate of the Federal Reserve Bank of New York, expressed in Norwegian kroner per U.S. dollar.

     The following table sets forth the high and low noon buying rates for the previous six months:

Noon Buying Rates

	High	Low
September 2003	7.5970	7.0000
October 2003	7.1120	6.9670
November 2003	7.2240	6.8240
December 2003	6.8285	6.6440
January 2004	7.0730	6.6586
February 2004	7.0675	6.8416
March 2004 (through March 23)	7.1408	6.8809

     The following table sets forth for the previous five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end
1999	7.8351	8.0100
2000	8.8307	8.8010
2001	9.0331	8.9724
2002	7.9253	6.9375
2003	7.0627	6.6660

The noon buying rate on March 23, 2004, was NOK 6.8550 = $1.00 ($0.1459 = NOK 1).

   B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

   C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

   D. RISK FACTORS

     Negative developments in the Norwegian export industry and in the Norwegian economy may decrease the volume of export loans and loans to municipalities and counties and harm our business

     If international market conditions cause a decrease in demand for products and goods exported from Norway, Norwegian exporters who normally fund their export credits through the Company may decrease or discontinue their use of the Company’s services. This would have an adverse effect on the Company’s ability to generate revenue through the disbursement of new loans through its export credit lending business. The same would be the case if major exporters who normally fund their export credits through the Company move the production of goods and services from Norway.

     Similarly, if the Norwegian political, legal or economic environment should become unable to support the taking of loans by municipalities and counties, the volume of loans made by the Company to these entities will decrease, negatively affecting the Company’s income and business.

     Any termination of beneficial arrangements we have with the Norwegian Government would have detrimental effects on our income and business

     Eksportfinans is, through an agreement with the Norwegian Government, the exclusive provider of government-supported loans in Norway. In return, the Norwegian Government makes payments to Eksportfinans sufficient to offset any interest and foreign exchange losses that might occur in connection with Eksportfinans’s foreign currency loans, borrowings and NOK transactions related to such lending. Since this arrangement significantly assists in securing the Company’s business and revenues, should it be unfavorably amended or terminated, the Company’s profit margins, income and business would be adversely affected. There can be no assurance that the Norwegian Government will continue to extend government-supported loans or to participate in beneficial programs for developing countries. For instance, in October of 2001, the Norwegian Parliament resolved to discontinue allocating funds for mixed credits, which combine loans with aid. As a result, disbursements under our mixed credit program have declined from NOK 257 million in 1999 to NOK 9 million in 2003. Similarly, a reduction or termination of government–supported loans (see Item 4.B. “Business Overview — Loans — Export-related Loans” and “ — Arrangement with the Norwegian Government”) by the Norwegian Government would have a negative effect on the Company’s ability to remain competitive and would negatively affect the Company’s profit margin, income and business.

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

     A downgrade may substantially reduce our earnings

     We rely on external sources, primarily the capital markets, to finance our capital requirements, and this makes our access to the capital markets important. The cost and availability of financing is generally dependent on our credit rating. The Company currently has favorable credit ratings from various credit rating agencies. Our credit rating depends on many factors, some of which are outside of our control. Factors that are significant in determining our credit ratings or that otherwise could affect our ability to raise financing include ownership structure, asset quality, liquidity profile, capital ratios, prudent banking, government support and public policy role. A deterioration in any of these factors or combination of these factors may lead rating agencies to downgrade our credit rating. If the Company were to receive a downgrade in its credit rating, it would likely become necessary to offer increased interest rates in the capital markets in order to obtain financing, which would likely substantially lower the Company’s profit margins and earnings and negatively affect its business.

     Increasing competition may adversely affect our income and business

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

     Our hedging strategies may not prevent losses

     The Company is constantly attempting to manage interest rate, currency and other market-related risks, as well as refinancing risks. If any of the variety of instruments and strategies the Company uses to hedge its exposure to various types of risk is not effective, the Company may incur losses. The Company may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.

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

     Fluctuations in foreign currency exchange rates could harm our profit margins

     As an international lending institution, the Company is subject to currency risk. At December 31, 2003, approximately 62.0% of the Company’s risk capital was denominated in Norwegian kroner, with the remaining 38.0% denominated in other currencies. Because a greater percentage of the Company’s risk-weighted assets than its risk capital is denominated in other currencies the Company’s capital ratio is subject to fluctuations in foreign exchange rates.

     Our earnings may fluctuate due to currency translations, and changes in currency exchange rates adverse to the Company would cause a reduction in profits.

     Additionally, as the Company’s financial statements are reported in Norwegian kroner, a majority of the items presented are subject to fluctuations as a result of changes in the U.S. dollar/Norwegian krone and the euro/Norwegian krone exchange rate. Also, a strengthening of the krone against other currencies may reduce demand for the products of our customers and thus reduce demand for our loans.

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

     We may suffer losses due to operational risks

     Operational risk is the risk of adverse effects to our business as a consequence of conducting operations in an improper or inadequate manner, or as a result of external factors. We are exposed to a variety of operational risks, including risks arising from process error, fraud by employees or outsiders, systems failure, unauthorized transactions by employees or operational errors, legal risk, security and physical protection, and staff skills and performance. Any of these risks, if they actually materialize, could have an adverse effect on our results of operation and financial condition.

Item 4. INFORMATION ON THE COMPANY

   A. HISTORY AND DEVELOPMENT OF THE COMPANY

     Eksportfinans was incorporated in 1962 as a limited liability company under the laws of the Kingdom of Norway. Its legal name is Eksportfinans ASA.

     Eksportfinans’s principal executive offices are located at Dronning Mauds gt. 15, N-0250 Oslo, Norway, and its telephone number is (011-47) 22-01-22-01.

     Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. To a lesser extent, Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans and government-supported financing.

     Since 1978 Eksportfinans has been the exclusive provider of government-supported loans in Norway. In relation to the government-supported loans, fixed-interest loans are available according to the OECD Arrangement on Guidelines for Officially Supported Credits (the OECD Consensus), which are agreed to by most of the member countries of the Organization for Economic Cooperation and Development (the OECD). At the request of the

Norwegian Government, Eksportfinans may also from time to time provide other types of financing.

     Eksportfinans’s articles of association require that all of its loans be supported by, or extended against,

•	guarantees or credit insurances issued by, or claims on,

—	Norway or other countries, including local, regional and foreign authorities and government institutions, with high creditworthiness,

—	Norwegian or foreign banks or insurance companies, or

—	internationally creditworthy Norwegian or foreign companies, or

•	certain types of collateral.

     Eksportfinans has to date collected all loans falling due, either from the original obligor or by exercise of guarantees or credit insurances, and therefore has experienced no loan losses.

     The volume of commercial (non-government-supported) financing is higher than government-supported financing as market interest rates historically have made commercial loans more attractive to borrowers. See Item 4.B. “Business Overview — Loans — Export-related Loans — Commercial Loans”. Our principal assets are our loans and investments, which are financed by our equity capital and by borrowings principally in the international capital markets. Our principal source of income is the excess of our interest revenue on our assets over the interest expense on our borrowings.

     On June 22, 1999, Eksportfinans acquired Kommunekreditt. The acquisition of Kommunekreditt was a consequence of Eksportfinans’s aim to expand its area of activity. There were few areas where loans could be provided with the same low risk as Eksportfinans has on its loan portfolio. As loans to municipal, county and local authorities and to companies with a municipal guarantee also are associated with low risk, the acquisition of Kommunekreditt gave Eksportfinans access to attractive new lending areas.

     Our wholly-owned subsidiary Kommunekreditt engages in long-term financing of Norwegian local governments and has its headquarters in Trondheim, Norway. Kommunekreditt makes loans without any form of credit enhancement to Norwegian municipalities, counties and to companies that are the joint undertaking of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties or the Norwegian Government. Kommunekreditt provides loans with fixed rates of interest and terms from one month to 10 years or at a floating rate of interest both for refinancing existing loans and for new borrowings. See Item 4.B. “Business Overview — Loans — Municipal and County Loans”.

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

     The need for financing of local government services is substantial. Kommunekreditt works to provide the best financing solutions for the local government sector in cooperation with local and county councils, municipal companies and other financial institutions. The strategy is to become a major lender in the municipal and county market. The growth in Kommunekreditt’s total loans is expected to be approximately 13% in 2004.

     Eksportfinans and Kommunekreditt are engaged in specialized long term lending in two areas that share common features. This provides economies of scale and access to systems and expertise, ensuring that activities can be conducted and developed in a cost-efficient manner with reduced risk. Since the year of acquisition in 1999, Kommunekreditt’s total lending has increased from NOK 8.6 billion in 1999 to 36.7 billion in 2003, thus increasing the relative share of the Company’s lending to public sector or to private borrowers with municipal guarantees from 36.1% to 73.7% during this period.

     Some growth in Norwegian exports is expected in 2004, with a low interest rate level and weakening of the Norwegian krone. At the same time the international economy seems likely to grow, particularly in Southeast Asia and Eastern Europe. A lot of the time in 2004 will be spent realizing the potential of the unusually many loan applications that Eksportfinans received in the autumn of 2003. Often it takes from one to two years from the first project contact until all necessary contracts have been signed. The growth in total loans to the sector is expected to be approximately 10% in 2004.

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

     Eksportfinans provides both commercial loans and government-supported financing. See Item 4.B. “Business Overview — Loans — Export-related Loans”. Eksportfinans’s loans are supported by or extended against guarantees or credit insurances issued by, or claims on, certain specific types of entities or collateral. Kommunekreditt’s loans to municipalities and counties are not guaranteed or otherwise credit enhanced. Kommunekreditt’s loans to companies, however, are extended against guarantees from municipalities or counties. See Item 4.B. “Business Overview — Loans — Credit Support for Loans”.

     In the case of export transactions, Eksportfinans provides both supplier and buyer credits. Supplier credits are those in which Eksportfinans has a direct lending relationship with a Norwegian supplier of goods and services. A buyer credit is one where Eksportfinans lends to the foreign purchaser of goods or services originating in Norway. In the case of either a supplier credit or buyer credit, Eksportfinans typically advances funds to the supplier at the time of invoiced delivery of the underlying goods and services. The majority of the credits are extended as buyer credits. Terms of repayment for commercial loans are agreed between Eksportfinans and the borrower. Government-supported loans are subject to the repayment terms set by the OECD for such loans. See Item 4.B. “Business Overview — Loans — Export-related Loans — Government-Supported Loans”. In the case of municipal or county loan transactions, Kommunekreditt typically extends loans directly to the borrowing municipality or county or company guaranteed by a municipality or county on terms and conditions based on a credit assessment. See Item 4.B. “Business Overview — Loans — Municipal and County Loans”.

     For export transactions, Eksportfinans establishes general lines of credit that may be drawn upon by buyers at the time of invoiced delivery of goods and services from Norway. These credit arrangements are granted primarily to financial, government or other institutions in developing countries, as well as in connection with major industrial projects involving the supply of a wide variety of Norwegian-produced goods. Borrowings under these general credit lines are subject to the availability of funds to Eksportfinans at the time of borrowings and to the receipt by the Company of satisfactory credit support for its loans.

     In connection with its export transactions Eksportfinans also provides project financing, pursuant to which it lends to an entity that is legally and economically independent from its sponsors. The credit decision is taken on the basis of the entity’s anticipated cash flows, as there typically would be no recourse to the entity’s sponsors. Project financing loans typically are collateralized by the assets of the independent entity. Risks relating to a project financing transaction typically are spread by contract amongst sponsors, lenders, suppliers and customers. All of Eksportfinans’s limited or non-recourse project financing is supported by or extended against guarantees, credit insurance or cash collateral. In light of these arrangements and the aforementioned collateralization, Eksportfinans believes that the risks associated with project financing are substantially similar in scope and nature to the risks associated with its other lending activities.

     Eksportfinans has fully and irrevocably acquired from some of its shareholders part of their loans to companies in Norwegian export industries. The agreements are based on commercial considerations and the loans acquired are generally of the type extended by Eksportfinans in the normal course of its business. Each such loan acquired is supported by guarantees of the selling institution. In 2003, 2002 and 2001, Eksportfinans acquired loans from its shareholders amounting to NOK 4,456 million, NOK 5,601 million and NOK 5,105 million, respectively.

     In the case of potential imports to Norway financed by foreign export credit agencies, Eksportfinans may offer loans according to OECD terms to facilitate deliveries from Norwegian suppliers on competitive terms.

     In an export transaction, Eksportfinans is typically involved at an early stage in the negotiations between a supplier of capital goods and a prospective purchaser. A loan offer for either a buyer or supplier credit is an integral part of the underlying transaction and is often given in connection with contract bidding before any agreement has been signed by the parties. Consequently, more than two-thirds of the offers for government-supported loans made by Eksportfinans have historically not been consummated because the underlying transactions have not been concluded. The number of offers for commercial loans that have been consummated varies, depending upon the type of loan, the rates offered and other factors.

     Eksportfinans offers loans in its export transactions on a supplier or buyer credit basis subject to, among other things, satisfactory loan documentation and credit support. When an offer is accepted by the borrower or, where applicable, the supplier on behalf of the borrower, it constitutes a legally binding loan commitment, subject to any conditions contained in the offer.

     The Company’s total loan commitments as of December 31, 2003 amounted to NOK 3,790 million (NOK 3,880 million as of December 31, 2002), of which NOK 754 million (2002 — NOK 770 million) were for government-supported loans and NOK 3,036 million (2002 — NOK 3,110 million) were for commercial loans, assuming in each case full exercise of the options for such type of loan. It has been the Company’s experience that disbursements made under government-supported loan commitments occur over a period of several years, in contrast to commercial loans, which are generally disbursed at one time. In addition, demand for commercial loans is not necessarily reflected in loan commitments at year-end as, for commercial loans, the period from the time the commitment is given to the time the loan is disbursed is often relatively short.

     In its local government transactions Kommunekreditt offers loans to municipalities or counties, or to companies having the support of guarantees from municipalities, counties or the Norwegian Government. As of December 31, 2003, Kommunekreditt had loans outstanding to the municipality sector of NOK 36,706 million (2002 — NOK 28,089 million). Kommunekreditt typically finances investments in municipal infrastructure projects such as roads, water and sewage systems, health and social care, schools and cultural institutions. Proceeds of Kommunekreditt’s loans may be used for new projects as well as refinancing of existing loans. In the aggregate Norwegian local governments (municipalities, counties, local government companies and debt guaranteed by local governments) make new borrowings between NOK 30,000 and 35,000 million a year, of which Kommunekreditt’s market share is approximately 15%. Kommunekreditt is, and aims to stay, a significant competitor in this market.

     The following table sets forth the amounts of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality loans for each of the last five years:

	Year ended December 31,
(NOK millions)	2003	2002	2001	2000	1999
Loan disbursements (during the year):
Export-related commercial loans	5,265	6,705	5,882	5,179	6,256
Municipal and county loans	12,228	8,638	9,747	10,648	3,855	(1)
Export-related government-supported loans	641	697	407	1,198	673

Total (2)	18,134	16,040	16,036	17,025	10,784

Loans outstanding (at year-end):
Export-related commercial loans	18,239	18,877	21,835	26,300	29,248
Municipal and county loans	36,706	28,089	24,725	17,695	8,607	(1)
Export-related Government-supported loans	4,232	4,216	4,946	5,120	4,201

Total	59,177	51,182	51,506	49,115	42,056

(1)	Loans to Norwegian municipalities only began on June 22, 1999 following the acquisition of Kommunekreditt.

(2)	Amounts for 1999, 2000, 2001, 2002 and 2003 include loans acquired from shareholders amounting to NOK 1,532 million, NOK 3,880 million, NOK 5,105 million, NOK 5,601 million and NOK 4,456 million, respectively.

     See Item 4.B. “Business Overview — Loans — Composition of Loans” for an analysis of the composition of the Company’s loan disbursements and outstanding loans.

     The following table presents an analysis of the Company’s loans outstanding for each of the last five years:

	Year ended December 31,
(NOK millions)	2003	2002	2001	2000	1999
Beginning balance	51,182	51,506	49,115	42,056	33,062
Add — disbursements	18,134	16,040	16,036	17,025	10,784
Deduct — repayments	(9,937)	(10,824)	(13,904)	(12,784)	(10,640)
Adjustments related to year-end exchange rates (1)	(202)	(5,540)	259	2,818	8,850

Balance at year-end	59,177	51,182	51,506	49,115	42,056

(1)	Amounts in foreign currencies are recorded in kroner at year-end exchange rates.

     Composition of Loans

     Our export-related loans are divided into three categories:

•	ships,

•	capital goods, and

•	additional export-related and international activities.

     The additional export-related and international activities category is divided into nine sub-groups all related to the international expansion of Norwegian industry and for domestic investments in Norway, as specified in the footnotes to the table below. Ship loans are loans made in connection with the financing of ships built in Norway for export to other countries. Capital goods loans include loans made to the ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries as well as a variety of other businesses.

     The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:

Loan disbursements (during the year):

	Year ended December 31,
(NOK millions)	2003	2002	2001	2000	1999
Ships (1)	2,791	3,317	3,716	3,495	1,877
Capital goods (1)	993	1,502	1,147	1,985	1,288
Municipal and county loans	12,228	8,638	9,747	10,648	3,855	(2)
Additional export-related and international activities (3)	2,122	2,583	1,426	897	3,764

Total (4)	18,134	16,040	16,036	17,025	10,784

(1)	Relates to the financing of deliveries from shipyards and excludes ships’ equipment, which is included in capital goods.

(2)	Loans to Norwegian municipalities only began on June 22, 1999 following the acquisition of Kommunekreditt.

(3)	The sub-groups of additional export-related and international activities are:

	2003	2002	2001	2000	1999
Oil and gas	147	0	517	0	3,216
Pulp and paper	0	33	105	0	57
Engineering and construction	106	296	0	0	0
Aluminum, chemicals and minerals	173	244	0	0	0
Pharmaceuticals	0	0	249	260	0
Aviation and shipping (*)	183	124	540	632	490
Hydro electric power	623	175	0	0	0

Real estate management	726	1,586	0	0	0

Other categories	164	125	15	5	1

Total	2,122	2,583	1,426	897	3,764

(*)	The sub-group aviation and shipping relates to financing for the construction of a Norwegian aircraft carrier and general corporate financing of shipping companies.

(4)	Amounts for 1999, 2000, 2001, 2002 and 2003 include loans acquired from shareholders amounting to NOK 1,532 million, NOK 3,880 million, NOK 5,105 million, NOK 5,601 million and NOK 4,456 million, respectively.

Loans outstanding at year-end:

	As of December 31,
(NOK millions)	2003	2002	2001	2000	1999
Ships (1)	8,821	9,401	10,218	9,854	7,344
Capital goods	6,074	6,220	6,881	6,832	5,385
Municipal and county loans	36,706	28,089	24,725	17,695	8,607	(2)
Additional export-related and international activities (3)	7,576	7,472	9,682	14,734	20,720

Total (4)	59,177	51,182	51,506	49,115	42,056

(1)	Relates to the financing of deliveries from shipyards and excludes ships’ equipment, which is included in capital goods.

(2)	Loans to Norwegian municipalities only began on June 22, 1999 following the acquisition of Kommunekreditt.

(3)	Additional export-related and international activities are:

	2003	2002	2001	2000	1999
Oil and gas	447	343	590	78	3,293
Pulp and paper	1,393	1,378	1,694	1,668	1,427
Engineering and construction	461	421	541	3,274	3,939
Aluminum, chemicals and minerals	531	382	142	220	289
Pharmaceuticals	90	127	222	261	3,216
Hydro electric power	754	175	0	0	0
Real estate management	2,331	1,636	179	277	278
Aviation and shipping *	1,403	2,496	5,069	4,963	4,574
Other categories	166	514	1,245	3,993	3,704

Total	7,576	7,472	9,682	14,734	20,720

*	The sub-group aviation and shipping relates to financing of a Norwegian aircraft carrier and general corporate financing of shipping companies.

(4)	Amounts for 1999, 2000, 2001, 2002 and 2003 include loans acquired from shareholders amounting to NOK 1,532 million, NOK 3,880 million, NOK 5,105 million, NOK 5,601 million and NOK 4,456 million, respectively.

     As of December 31, 2003, the Company’s loan portfolio to municipalities and counties was split with 85% directly to municipalities and counties and 15% to inter-municipal companies or companies with municipal or county guarantees.

     Maturity of Loans

The following table shows loans as of December 31, 2003 categorized by remaining maturity dates.

		From 1 year up to
	Up to and including	and including
(NOK millions)	1 year	5 years	Over 5 years	Total
Municipal and county loans	21,521	10,509	4,676	36,706
Export-related loans	4,024	13,590	4,857	22,471

Total	25,545	24,099	9,533	59,177

     Interest rate type of Loans

The following table shows loans as of December 31, 2003 categorized by type of interest rate.

		Floating or
	Predetermined	adjustable
(NOK millions)	interest rates	interest rates	Total
Municipal and county loans.	16,891	19,815	36,706
Export-related loans	4,818	17,653	22,471

Total	21,709	37,468	59,177

     Currency of Loans

     The following table shows the composition of the Company’s loans by currency of the loans, based upon the contract terms, as of December 31, for each of the last three years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,
(NOK millions, except percentages) (1)	2003		2002		2001
Norwegian kroner	41,169	69.6%	31,933	62.4%	26,883	52.2%
U.S. dollars	14,375	24.3%	16,074	31.4%	20,971	40.7%
Euro	2,981	5.0%	2,336	4.6%	2,828	5.5%
Other	652	1.1%	839	1.6%	824	1.6%

Total	59,177	100%	51,182	100%	51,506	100%

(1)	Amounts in foreign currencies are recorded in kroner using year-end exchange rates.

     For information concerning how the Company manages its foreign currency exposure see Item 11. “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Exchange Risk”.

     Geographic Distribution of Loans

     The following table shows the geographic distribution by country of the Company’s loan portfolio as of December 31 for each of the last five years. Loans are categorized by the country of the borrower.

	As of December 31,
(NOK millions) (1)	2003	2002	2001	2000	1999
Norway	51,897	43,773	42,674	39,560	30,025	(2)
Indonesia	823	893	1,168	1,131	965
USA	716	449	253	261	744
China	553	536	670	758	781
Venezuela	499	426	462	260	114
Other (3)	4,689	5,105	6,279	7,145	10,171

Total	59,177	51,182	51,506	49,115	42,056

(1)	Amounts in foreign currencies are recorded in kroner using year-end exchange rates.

(2)	Loans to Norwegian municipalities only began on June 22, 1999 following the acquisition of Kommunekreditt.

(3)	“Other” does not include any individual country amounts greater than those disclosed above.

     Credits to Norway and other industrialized countries have been to finance principally ships and purchases of foreign assets and, to a lesser extent, the export of capital goods. With respect to domestic loans at year end for 2003, 2002, 2001 and 2000, loans to Norwegian municipalities amounted to NOK 51,897 million, NOK 43,773 million, NOK 42,674 million and NOK 39,560 million, respectively. In each case, the majority of these loans were made on commercial terms.

     Credits to developing countries principally have been to finance exports of capital goods by Norwegian exporters.

     In the National Budget for 2002, the Norwegian Parliament resolved to discontinue the direct allocation of funds for mixed credits. Accordingly, the Company cannot offer further mixed credits which combine traditional export credits with development aid, but for those we have already offered, we may proceed with disbursement as planned. The Norwegian Government has made some funds available for untied aid credits (Norwegian aid that is not linked to exports and deliveries from Norway), but the Company’s participation is not assumed, as each contract is open to competitive bids. Mixed credits and untied aid credits are subject to rules established by the Development Assistance Committee of the OECD, which require that the grant element be at least 35% to 50% of the total loan, depending on the nation receiving the credit. Under this program, the Norwegian Ministry of Development Cooperation provided the grant portion, and financial institutions, including the Company, provided the export credit portion, which were either government-supported or commercial. The Company has been, with few exceptions, the only Norwegian financial institution that arranged and extended these credits.

     The termination of the program extending mixed credits resulted in reduced disbursements of mixed credits and has had a negative effect on our business. Disbursements for such credits were NOK 9 million in 2003, compared to NOK 27 million in 2002.

Credit Support for Loans

     Eksportfinans’s articles of association require that all credits extended be made

•	with the support of guarantees from Norwegian or foreign banks, Norwegian or foreign insurance companies, Norwegian or foreign companies that, without providing credit support or specific security, are assumed to be capable of raising long-term debt in the international capital markets and money markets, the Norwegian Government or legal entities including the Norwegian Guarantee Institute for Export Credits (the Guarantee Institute) whose guarantee is equivalent to a guarantee from the Norwegian Government, or with the support of guarantees from sovereign states and their regional or local authorities of high creditworthiness, including legal entities whose guarantee is equivalent to a guarantee from a sovereign state or its regional or local authorities with high creditworthiness,

•	with the support of security over bank deposits in Norwegian and foreign banks, bonds or other negotiable debt instruments issued or guaranteed by legal entities with the support of whose guarantee credits may be extended pursuant to the bullet point above, or

•	without any credit support if the borrower is a legal entity which may issue a guarantee under the first bullet point above.

     Eksportfinans does not perform extensive analyses for creditworthiness of borrowers, but instead relies on guarantees, credit insurance or other support for the loans as the ultimate source of repayment. The Company conducts an annual review of all its counterparties.

     Kommunekreditt’s articles of association require that all credits extended be made

•	to municipalities and counties, or

•	to companies, where the credit is secured by guarantees from municipalities, counties or the Norwegian Government.

     Credit Monitoring and Assessment

     Eksportfinans

     Eksportfinans continually monitors the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio, and reports regularly to management and the Board of Directors. Credit ratings and analyses from the major rating agencies are important tools in this day-to-day work. Eksportfinans also performs an annual credit assessment of its counterparties. The risk management department performs the annual credit assessment and reports the results to the managing director. The report contains, among other things, analyses of counterparties that are perceived to be of the relatively lowest credit quality, based on their credit rating, and analyses of counterparties with a negative credit development. Other themes of special interest normally form part of the annual assessment (e.g. developments in the banking sector in specific countries). Both the day-to-day monitoring and the annual assessment may lead to adjustments in the credit limits established for counterparties.

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

     Credit insurance issued by the Guarantee Institute or insurance companies covers political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The terms of credit insurance issued by the Guarantee Institute generally provide that the Guarantee Institute is to be notified after a default has continued for 60 days and that claims under the credit insurance are payable six months from the date of the borrower’s default. Guarantees issued by the Norwegian Government and its agencies, the Guarantee Institute included, supported 11.4% of our total loans as of December 31, 2003.

     Effective from January 1, 2000, the Guarantee Institute raised its cover of political risks from 95% to 100%. The maximum cover for commercial risks remains at 90%. The increase in political risk cover was introduced in order to respond to changes made in other countries’ export credit support programs.

     To date, substantially all export-related loans have been made against guarantees from Norwegian and foreign banks, credit insurance and guarantees issued by the Norwegian Government, the Guarantee Institute and other Norwegian governmental agencies and from insurance companies.

     Kommunekreditt

     Kommunekreditt extends loans to municipalities or counties or to inter-municipal companies or companies that are guaranteed by a municipality or county. The risk on loans with municipal security in Norway is limited to postponement of payments and not to the termination of the payment obligations with respect to principal, interest and penalty interest. This is set out in the Local Government Act, approved by the Norwegian Parliament on September 25, 1992. Under section 55 of the Local Government Act, Norwegian municipalities and counties cannot be declared bankrupt. Sections 56 and 57 of the Local Government Act set out provisions on the procedures a municipality or county must follow if a postponement of payments has to be implemented. Section 58 contains procedures to be followed on a return to normal servicing of payment obligations.

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

     The Company

     The following table sets forth the type of credit exposure underlying our outstanding loans as of December 31, for each of the last five years:

	As of December 31,
(NOK millions, except percentages) (1)	2003		2002		2001		2000		1999 (2)
Norwegian bank guarantees	13,681	23.1%	14,171	27.7%	15,072	29.3%	14,850	30.3%	12,208	29.0%
Foreign bank guarantees	1,905	3.2%	2,225	4.3%	4,216	8.2%	9,201	18.7%	14,665	34.9%
Loans to or guaranteed by Norwegian Authorities	36,706	62.0%	28,089	54.9%	24,725	48.0%	17,695	36.0%	8,607	20.5%
Government guarantees (3)	6,885	11.7%	6,697	13.1%	7,493	14.5%	7,368	15.0%	6,574	15.6%
Insurance company guarantees/credit insurance	0	0.00%	0	0.0%	0	0.0%	1	0.0%	2	0.0%

Total	59,177	100%	51,182	100%	51,506	100%	49,115	100%	42,056	100%

(1)	Amounts in foreign currencies are recorded in kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(2)	Loans to Norwegian municipalities only began in on June 22, 1999 following the acquisition of Kommunekreditt.

(3)	Consists of guarantees by the Norwegian Government, its agencies and foreign Governments.

     The decrease in foreign bank guarantees during recent years follows the repayment of large loans to finance the international operations of Norwegian borrowers that were credit-enhanced by foreign bank guarantee syndicates. Loans to or guaranteed by Norwegian Authorities have increased due to the increase in Kommunekreditt’s total loans. Norwegian bank guarantees have decreased due to the increase in loans to or guaranteed by Norwegian Authorities.

     Guarantees issued by the Norwegian Government and its agencies only supported 11.4% of total loans as of December 31, 2003, and no loan to a single customer guaranteed by the Norwegian Government or its agencies exceeded 1.0% of total loans. Guarantees issued by the three Norwegian banks, which owned approximately 70.4% of the

Company’s share capital as of December 21, 2003, supported 22.1% of total loans. As of the same date, guarantees issued by one of the banks, Den norske Bank ASA, supported approximately 17.9% of total loans. No loan to a single customer guaranteed by Den norske Bank, exceeded 2.2% of total loans. Guarantees issued by Nordea Bank Norge ASA supported 1.4% of total loans. No loan to a single customer guaranteed by Nordea Bank exceeded 0.3% of total loans. Guarantees issued by Union Bank of Norway supported 2.8% of total loans. No loan to a single customer guaranteed by Union Bank of Norway exceeded 0.5% of total loans. See Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.

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

     Government-Supported Loans. Norway is a member of the OECD and adheres to the OECD Consensus. The terms of the OECD Consensus vary according to the importing country’s gross national product and per capita income, and establish, among other things, minimum interest rates, required down payments and maximum loan maturities applicable to government-supported export financing. The OECD Consensus permits lower interest rates and longer maturities to be offered to poorer nations and excludes subsidized loans to industrialized countries. The OECD Consensus provides that each government-supported loan entered into in or after August 1995 must bear the Commercial Interest Reference Rate (CIRR) applicable to the currency and maturity of the loan. The OECD periodically reviews and, if necessary, adjusts CIRRs. The CIRRs represent a reduction in the extent of interest subsidies available for export credits, and the extent of such government-support is likely to be further reduced in the years to come. The OECD regularly reviews the system of government-supported export credits.

     On February 7, 2002, the Norwegian Government introduced a CIRR for the financing of ships in addition to capital goods. Depending on the demand for new vessels and the competitiveness of Norwegian shipyards, this could mean an increase in CIRR loans for the Company, although this has not been our experience thus far.

     Many OECD countries provide financing on the basis of the OECD Consensus, and an important objective of the Norwegian Government has been to ensure that Norwegian exporters are offered export credit facilities that are in line with those of their foreign competitors. Pursuant to this policy, the Norwegian Government established an arrangement with Eksportfinans in 1978 which provides that, with respect to certain types of government-

supported export credit lending, the Government will make payments to Eksportfinans sufficient to offset any interest and foreign exchange losses that Eksportfinans might incur in connection with foreign currency loans and borrowings and NOK transactions related to such lending. See Item 4.B. “Business Overview — Loans — Arrangement with the Norwegian Government”.

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

     Municipal and County Loans

     Kommunekreditt’s loans may be made on a medium- or long-term basis. At year-end 2003 73% of the outstanding loan balance matured more than 5 years ahead.

     Kommunekreditt provides loans on fixed and floating rate terms with terms ranging from one month to ten years or more.

     Loans with fixed interest rate are set for the whole agreed loan term or a part thereof. According to Kommunekreditt’s standard loan terms, fixed interest rate loans may not be subject to extraordinary repayments in the agreed period. Any extraordinary repayments will be subject a market value payment chargeable to the customer. Calculation of such payment is based on the difference between the agreed interest rate and the market interest rate at the time of extraordinary repayment. At year-end 2003 46% of total loans outstanding were at fixed interest rate, the majority being in the range 1 to 5 years duration.

     Floating rate terms may be agreed at money-market terms (Nibor) or at a discretionary adjustable rate. With respect to the latter, Kommunekreditt may, with 14 (or 30) days’ notice, change the adjustable interest rate. The borrower has the contractual right to accept or reject the new rate of interest. If the borrower rejects the offered interest rate, the loan and accrued interests has to be repaid immediately. At year-end 2003 54% of total loans outstanding were at floating interest rate.

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

     Norwegian municipalities and counties cannot go bankrupt, but they can suspend payments. Thus, our credit exposure is related to the timeliness of agreed payments. Consequently, the credit assessment process in Kommunekreditt is focused on the municipality’s/county’s ability to make timely payments of interest and installments. This incorporates an evaluation of present and future income base, payment ability, financial and economic control and solidity. In the evaluation, the key figures calculated are measured relative to predefined acceptable values. Based on this evaluation process, each local government entity is assigned a rating.

     The credit evaluation system is focused on the following five key figures obtainable from the municipality’s accounts:

•	positive or zero net operating income.

•	net interest plus net repayments on debt relative to net operating income,

•	long-term debt per inhabitant,

•	long-term debt relative to net operating income, and

•	liquid assets greater than short-term debt.

     These figures can be individually adjusted based on information about the basis for the accounting statements. Based on the adjusted key figures, the local governments are assigned a rating category.

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

     Non-Performing Loans

     The Company has to date experienced no loan losses and has collected the full principal amount and interest due on all loans extended by it either from the original borrowers or through the related guarantees, credit insurance or other credit support for such loans. Accordingly, the Company does not place these non-performing loans on non-accrual status.

     The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	As of December 31,
(NOK thousands)	2003		2002	2001		2000	1999
Non-performing loans (interest and principal) of more than 90 days	2,986		4,353	13,037		773	79
Expected to be collected from guarantor (1)	2,607	(3)	4,353	12,997	(4)	380	61
Expected to be collected the borrower (2)	379		0	40		393	18

(1)	All loans expected to be collected from guarantor are to foreign counterparties.

(2)	67% of loans expected to be collected from the borrower are to foreign counterparties.

(3)	The December 31, 2003 amount represents a partly delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default.

(4)	The increase in 2001 was mainly due to delayed payment from one of the Company’s borrowers.

     All such amounts delinquent in past years have been collected.

     Allowance for Loan Losses

     As discussed in Item 4.B. “Business Overview — Loans — Credit Support for Loans”, all loans by the Company are supported by or extended against guarantees or credit insurances issued by, or claims on, certain specific types of entities or collateral. Kommunekreditt’s loans to municipalities and counties are not guaranteed or otherwise credit enhanced. Kommunekreditt’s loans to companies, however, are extended against guarantees from municipalities or counties.

     Guarantees from banks, which comprise the major type of credit support to loans by the Company and Kommunekreditt also covers the obligation of the borrower to pay default interest, which will accrue if the borrower fails to pay any amount owed when due, as agreed to in the loan contract. Default interest includes additional interest for not performing according to the loan contract. Default interest normally exceeds the interest rate principally agreed to in the loan contract by 200 to 300 basis points. Default interest accrues from and including the date on which the payment was due. Default interest is intended to make up for any of the Company’s lost investment opportunities or cost of funds, as the case may be.

     Credit insurance typically does not cover penalty interest as described in the paragraph above. However, credit insurance would cover the principal interest rate of the loan agreement from the due date until payment is made under the credit insurance. If a loan on commercial terms has defaulted and is covered by credit insurance, the credit insurance will cover the actual cost of funds from the due date under the loan agreement and until payment is made under the credit insurance.

     The Company will review all non-performing loans for impairment. The Company has incurred no loan losses to date. As a result, no specified or unspecified loan loss provisions have been made to cover losses arising from circumstances existing at December 31, 2003.

     Arrangement with the Norwegian Government

     In 1978, the Norwegian Government established an arrangement with Eksportfinans pursuant to a legislative enactment (Storting Proposition No. 108) whereby, for certain loans and borrowings relating to Norwegian government-supported export credits, the Government will make payments to Eksportfinans sufficient to protect it against interest and foreign exchange losses over the life of these transactions and further to ensure that Eksportfinans realizes a part of its expected profit margin between loan revenues and borrowing costs relating to government-supported lending. Eksportfinans, in turn, tries to match the currency denomination of its assets to that of its liabilities in order to minimize the expense to the Government from any such foreign exchange losses. Most government-supported loans, other than certain mixed credits, are subject to this arrangement. For a more detailed description of the arrangement, see note 19 to the financial statements.

     The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Norwegian Government under this arrangement:

	2005	2004	2003	2002	2001	2000	1999
Amount paid or payable (millions of NOK)	35.4	38.8	24.5	37.0	18.7	43.9	46.8
Payment in respect of (year)	2003	2002	2001	2000	1999	1998	1997

Effective from January 1, 1999, Eksportfinans capitalizes amounts due from the Government at the end of each month at an interest rate of 7% per annum, until Eksportfinans receives payment.

     Foreign Outstanding

The following table sets forth cross-border outstandings to borrowers in foreign countries where aggregate outstandings to each country exceed 0.75% of the Company’s total assets as at December 31, 2003. For countries whose outstandings are between 0.75% and 1% of total assets, the aggregate amount is disclosed under other. Outstanding consists of loans, securities and receivables. Guaranteed amounts are reflected as outstanding in the country of the guarantor. These amounts are primarily outstanding against foreign banks.

(NOK million)	Outstanding
Germany	4,834
Sweden	3,636
Italy	3,559
Spain	3,184
Holland	2,743
Great Britain	2,594
Portugal	2,325
USA	2,286
Canada	2,056
Japan	1,803
Australia	1,658
France	1,503
Other countries (1)	2,612

(1)	Belgium, Denmark and Iceland. Represents countries where outstandings are between 0.75% and 1% of total assets.

     FINANCIAL GUARANTEES – Payment Guarantees

     Eksportfinans issues financial guarantees in connection with cross border leasing and export transactions. The beneficiary is normally the foreign lessor or a buyer of capital goods exported from Norway. In the latter case, the financial guarantee will be various contract bonds to support the exporter. In all such financial guarantees Eksportfinans has full recourse to prime international or Norwegian banks.

     LIABILITIES OF OUR SHAREHOLDERS IN RESPECT OF EKSPORTFINANS’S INDEBTEDNESS

     Under Eksportfinans’s Articles as in force until December 31, 1995, the shareholders of Eksportfinans were severally responsible in proportion to their respective shareholdings for all unsubordinated indebtedness incurred by Eksportfinans (other than any obligation of Eksportfinans guaranteed by the Norwegian Government) in an amount equal to the amount of such indebtedness less the amount of loans made by Eksportfinans after April 1977 guaranteed or insured by sovereign states, primarily the Norwegian Government or its agencies. Effective January 1, 1996, the Articles were amended to provide that the shareholders of Eksportfinans are not responsible for unsubordinated indebtedness incurred by Eksportfinans subsequent to such date. This amendment did not affect the responsibility of the shareholders for Eksportfinans’s unsubordinated indebtedness incurred prior to January 1, 1996. The last loan guaranteed by shareholders matures on June 14, 2005.

     In consideration of its continuing obligations under the articles of association as in force until December 31, 1995, each shareholder receives from Eksportfinans an annual commission at an agreed amount. The last such commission was paid in 2000 in the amount of NOK 1.5 million. No such commission will be paid for future years. See Item 7.A. “Major Shareholders” for information concerning the Company’s shareholders.

     FINANCIAL INVESTMENTS

     We have a significant portfolio of financial investments that are classified for risk management purposes into three portfolios as shown in the table below. We make these investments to deploy our capital prior to its use to fund loan commitments. Securities consist only of debt and debt-related securities.

Book value of securities:	Year ended December 31,
(NOK millions)	2003	2002	2001	2000	1999
Trading securities	15,651	12,610	4,977	2,716	3,281
Securities available for sale	23,852	23,198	23,508	21,419	16,081
Securities held to maturity	847	841	1,064	1,604	2,897

Total	40,350	36,649	29,549	25,739	22,259

     Trading securities

     In compliance with Norwegian banking regulations, trading securities consist of securities classified as short-term investments, which are traded on a stock exchange or in a regulated market and which have been acquired for trading and yield-enhancement purposes. Trading securities are valued at fair value.

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

     See also notes 1(L), 5, 16 and 29 to our financial statements for more information about our financial investments.

     Financial Guarantees – Credit Default Swaps

     Credit default swaps are transactions between two parties, under which one party sells protection against certain defined credit events related to a third party (the “reference entity”) against payment. Eksportfinans has entered into credit default swap agreements since 1998, mainly as an alternative to investing in ordinary bonds. The reference entity for each of these contracts are major international banks, provinces and countries in accordance with the general guidelines and principles for credit risk at Eksportfinans.

     RATING

     Eksportfinans is rated Aaa by Moody’s Investors Service Ltd., AA+ by Standard & Poor’s, and AAA by Fitch Ratings.

     A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

     The merger between Den norske Bank ASA and Union Bank of Norway in 2004 has not adversely affected Eksportfinans’s rating, see item 7.A. “Major Shareholders”.

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

     As provided for by the Financial Institutions Act, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy. As the principal measure of capital adequacy, the guidelines apply a risk-asset ratio, which compares the total of assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital (share capital, other equity and other types of capital specifically approved by the relevant Norwegian authorities), supplementary capital (subordinated debt less 20% for each of the last five years prior to maturity) and general reserves. Following the preparation of quarterly interim financial statements, 50% of income before taxes can be added to core capital. The minimum capital requirement is 8%. The minimum requirements for capital adequacy apply to all individual financial institutions of the financial group and the group itself on a consolidated basis. The Company’s policy is to maintain a strong capital base compared to the regulatory minimum. See Item 5.B. “Liquidity and Capital Resources—Capital Adequacy”.

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

     The Financial Institutions Act limits intra-group contributions and dividends to the justifiable distribution based on the year’s profits. The Banking, Insurance and Securities Commission has indicated that intra-group contributions and dividends should not exceed two-thirds, but in any event may not exceed a maximum three-fourths of a company’s annual profits. Our general meeting decides if and when intra-group contributions are to be made.

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

     Deregulation and globalization of the world’s financial markets have resulted in an increasingly competitive environment for financial institutions, including the Company, both for making commercial loans in particular and for obtaining funding. In making commercial loans, the Company competes with funding offered by Norwegian and foreign financial institutions. The Company also competes with such institutions and other entities for funds in the domestic and international capital markets.

     The Norwegian local governments (including municipalities, counties, and companies whose debt is guaranteed by local governments) borrow between NOK 25,000 million and NOK 30,000 million a year. Total outstanding long-term debt at year-end 2002 was approximately NOK 160,000 million. Between 30% to 40% of local government debt is obtained through the issuance of bonds and certificates. The remaining 60% to 70% is shared between specialized financial institutions (nearly 90%) and banks (approximately 10%), of which Kommunekreditt’s market share is approximately 28%. Kommunekreditt competes with both private and public financial institutions in the local government sector. For the smaller municipalities, Kommunekreditt is an alternative to other financial institutions as a source of funds. For the larger municipalities, Kommunekreditt competes with the capital markets as a source of funds. See also Item 7.A. “Major Shareholders” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk”.

     Both Eksportfinans and Kommunekreditt are active in marketing loans directly to their borrowers. They also work closely with Eksportfinans’s shareholders to promote Eksportfinans’s and Kommunekreditt’s activities.

   C. ORGANIZATIONAL STRUCTURE

     Eksportfinans has only one subsidiary:

Company	Country	Equity Interest
Kommunekreditt Norge AS	Norway	100%

Eksportfinans holds no shares in companies apart from Kommunekreditt.

   D. PROPERTY, PLANTS AND EQUIPMENT

     Eksportfinans owns 68.2% of an office building in Oslo, Norway, in which its offices have been located since 1980. Eksportfinans utilizes approximately 60% of the portion of the building owned by it and leases the remainder of its portion to third parties. Kommunekreditt leases office space in Trondheim. The Company’s business does not directly affect the outside environment in any significant manner.

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

     As of December 31, 2003, approximately 54.2% (58.0% in 2002) of our assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, fixed-rate borrowings are converted to floating-rate (3 or 6 months) borrowings, mainly in U.S. dollars. During 2003 fixed-rate borrowings have been converted to floating-rate borrowings, mainly in U.S. dollars but also in euro. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Fluctuations in interest rates in NOK may affect the return on equity-funded assets to some extent.

     During 2003 the average Norwegian kroner six-month Norwegian Interbank Offered Rate (NIBOR) interest rate fell about 4% from 2002. Over the same period the average six-month U.S. LIBOR interest rate fell slightly. From 2001 to 2002 the average six-month U.S. dollar LIBOR interest rate fell about 1%. This decrease in interest rates is one of the main reasons for the decreases in gross income and gross expenses in the last two years.

     Fluctuations in foreign currency rates, especially fluctuations in the U.S. dollar/NOK exchange rate and euro as well during 2003, affect the level of total assets shown on the Company’s balance sheet. We convert the amount of assets denominated in foreign currencies into Norwegian kroner at the respective currency exchange rates prevailing on the date of our balance sheet.

     We convert foreign currency items in the statement of income at the relevant rates on the date of settlement of the transaction. During 2003 Norwegian kroner appreciated 4 % against the U.S. dollar compared to the year before. From 2001 to 2002 the Norwegian krone appreciated 23% against the U.S. dollar. Income in U.S. dollars during 2002 was converted to Norwegian kroner at a lower currency rate than the year before. This is affecting the net interest income.

     Net interest income increased in 2003 compared to 2002 due to higher average assets. The average assets were about NOK 8 billion higher in 2003 than in 2002, mainly as a result of a higher volume of loans outstanding. The return on assets was 0.45 percent throughout 2003, in line with 2002. During 2003 there was a fall in both Norwegian interest rates and U.S. interest rates. The increase in average assets more than compensated for this decrease as a result of lower interest rates.

     In 2002 net interest income decreased compared to 2001. The decline was due to a lower return on assets in 2002, 0.45 percent compared with 0.50 percent in 2001. The combination of this and the decrease in the U.S. dollar exchange rate in relation to the Norwegian kroner affected the results.

     In addition to the discussion of the net interest income, net income is affected by the net gains and/or losses on securities and foreign currencies, commissions earned and paid and total operating expenses. Changes in these factors are explained after the table of Statement of Income.

STATEMENTS OF INCOME

	For the year ended December 31,
	(NOK millions)
	2003	2002	2001
Total interest and related income	2,276	2,463	4,717

Total interest and related expenses	(1,824)	(2,057)	(4,257)

NET INTEREST INCOME	452	406	460

Commissions earned and income related to banking services	17	5	0
Commissions paid and expenses related to banking services	(6)	(6)	(7)
Net gains on securities	23	8	11
Net gains (losses) on foreign currencies	7	(3)	(6)

Total	30	5	5

Other operating income	5	8	6
Salaries and other administrative expenses	(118)	(100)	(98)
Depreciation	(14)	(16)	(12)
Other operating expenses	(14)	(11)	(11)

Total operating expenses	(141)	(119)	(115)

NET INCOME BEFORE TAXES	352	291	343
Income taxes	(101)	(83)	(94)

NET INCOME	251	208	249

     There has been a decrease in both gross income and gross expenses from 2002 to 2003 and from 2001 to 2002.

     There has also been a decrease in total interest income from 2002 to 2003 and from 2001 to 2002. Total interest income in 2003 was NOK 2,276 million, compared to NOK 2,463 million in 2002, a decrease of NOK 187 million, or 7.6%. In 2002, total interest income decreased by NOK 2,254 million, or 47.8% compared to 2001.

     The main reason for the decrease in gross income and gross expenses is the decrease in both average Norwegian kroner six-month NIBOR interest rate, the average six-month U.S. dollar LIBOR interest rate fell slightly and the appreciation of Norwegian kroner against the U.S. dollar during the same period.

     The decreases in gross income, gross expenses and total interest income from 2001 to 2002 reflects the decrease in average six-month U.S. dollar LIBOR interest rate, and that the Norwegian krone appreciated against the U.S. dollar during the same period.

     Interest and commissions on loans decreased by NOK 46.4 million, or 3.3%, from 2002 to 2003, and decreased by NOK 981.3 million, or 41.2%, from 2001 to 2002. Both decreases were primarily due to the appreciation of the NOK against the U.S. dollar and a lower average level of NOK and USD floating interest rates.

     Interest on deposits, reverse repos, bonds and certificates decreased by NOK 140.8 million, or 13.3%, from 2002 to 2003, and decreased by NOK 1,272.8 million, or 54.6% in 2002. The 2003 decrease was primarily due to the Norwegian krone appreciation against the U.S. dollar and a lower average level of USD floating interest rates.

     Total interest expense in 2003 was NOK 1,824 million compared to NOK 2,057 million in 2002 and NOK 4,257 million in 2001. Interest and commissions on the Company’s debt decreased by NOK 233 million (11.3%) from 2002 to 2003 and decreased by NOK 2,200 million (51.7%) from 2001 to 2002. In 2003, there was a decrease in gross expenses as compared to 2002. The main reasons for this are that both the average Norwegian kroner six-month NIBOR interest rate and the average six-month U.S. dollar LIBOR interest rate decreased from 2002 to 2003 and the Norwegian krone appreciated against the U.S. dollar during the same period.

     The Company’s net interest income is composed of interest income on equity-funded assets, and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2003 was NOK 452.3 million, an 11.3% increase from net interest income of NOK 406.3 million in 2002. The increase was mainly due to higher average assets compared with 2002. The return on assets of 0.45% in 2003 was in line with 2002. During 2003 there was a fall in both Norwegian interest rates and U.S. interest rates. The increase in average assets more than compensated for the lower interest rates.

     Commissions earned and income related to banking services amounted to NOK 17.0 million in 2003, compared to NOK 5.1 million in 2002. These commissions consist of income on issued credit default swaps and guarantees to our clients. For years prior to 2002, these items were not significant and were included in net interest income.

     The Company experienced a net gain on investments and foreign currencies of NOK 29.7 million in 2003, a net gain of NOK 5.3 million in 2002 and a net gain of NOK 4.7 million in 2001. The variations from year-to-year are principally the result of gains and losses on investments and foreign currencies that reflect current market conditions. The net gain in 2003 consisted of gain on investments of NOK 23.3 million (gain of NOK 8.3 million in 2002 and gain of NOK 10.6 million in 2001) and gain of NOK 6.4 million on foreign currencies (loss of NOK 3.1 million in 2002 and loss of NOK 5.8 million in 2001). As of December 31, 2003, the Company’s net foreign currency position amounted to USD 1 million (USD 1 million in 2002 and USD 8 million in 2001).

     Salaries and administrative expenses totaled NOK 118.5 million in 2003, an increase of NOK 18.6 million from the 2002 figure of NOK 99.9 million. The increase was primarily due to the development of IT systems, increased temporary staff and pension costs. We expect about the same level on salaries and administrative expenses for future years. The figure in 2002 increased by NOK 1.4 million from NOK 98.5 million in 2001.

     Net income before taxes was NOK 351.7 million in 2003, an increase of 21.1% compared to NOK 290.5 million in 2002, a decrease of NOK 53.0 million, or 15.4%, compared to 2001. The increase in 2003 was mainly due to higher average assets and gains on securities and foreign currencies compared with 2002. During 2002, there was a fall in Norwegian interest rates. The effect of this was reduced return on equity-funded assets. There was also pressure on our funding costs during 2002. This, combined with the appreciation of the Norwegian krone against the U.S. dollar, is the main reason for the decrease.

     The Company’s total taxes for 2003 were NOK 100.6 million, an effective income tax rate of 29%, compared to NOK 83.0 million (29%) in 2002 and NOK 94.6 million (28%) in 2001.

     Net income after taxes in 2003 was NOK 251.2 million, an increase of NOK 43.7 million, or 21.1%, from a corresponding figure of NOK 207.5 million in 2002. Net income after taxes in 2002 represented a decrease of NOK 41.4 million, or 16.6%, from 2001 net income after taxes of NOK 248.9 million.

     The Company declared dividends of NOK 200.9 million in 2003 compared to dividends of NOK 83.0 million in 2002 and NOK 124.0 million in 2001. Dividends per share were NOK 1.324 in 2003.

     General

     The Company had loan commitments at year-end totaling NOK 3,790 million in 2003, NOK 3,880 million in 2002 and NOK 4,532 million in 2001. Commitments for government-supported loans represented 20%, 20% and 27% of total commitments outstanding as of December 31, 2003, 2002 and 2001, respectively, while commercial loans represented 80%, 80% and 73% as of the same dates. Borrowers found floating rates more attractive in a falling interest rate environment.

     Total loan disbursements were NOK 18,134 million in 2003, compared with NOK 16,040 million in 2002, and NOK 16,036 million in 2001. Loan disbursements for export transactions amounted to NOK 5,906 million compared with NOK 7,402 million in 2002 and NOK 6,289 million in 2001. Loan disbursements for municipal and county transactions amounted to NOK 12,228 million compared with NOK 8,638 million in 2002 and NOK 9,747 million in 2001. Loan disbursements for export transactions in 2003, 2002 and 2001 also included loans acquired from shareholders amounting to NOK 4,456 million, NOK 5,601 million and NOK 5,105 million, respectively. These loans were principally dollar-denominated loans to the shipping and offshore oil and gas sectors.

     Export transaction loans accounted for NOK 22.5 billion, or 38.0% of total loans outstanding at December 31, 2003, as compared with NOK 23.1 billion, or 45.1% of total loans outstanding in 2002. Municipal and county transaction loans accounted for NOK 36.7 billion, or 62.0% of total loans outstanding at December 31, 2003, as compared with NOK 28.1 billion, or 54.9% of total loans outstanding in 2002.

     Export transactions

     The demand for loans from Eksportfinans is primarily driven by general macro-economic factors and the competitiveness of the loans offered by the Company. Key macro-economic factors include the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflects our relatively low cost of funds, low operating costs and its favorable credit rating, as well as the terms of the various programs we administered on behalf of the Norwegian

Government. The Company experienced a continued high level of demand for new loans in 2003.

     In 2003, 10.9% of the total export transaction loans disbursed were government-supported loans (9.4% in 2002 and 6.5% in 2001), while 89.1% were commercial loans (90.6% in 2002 and 93.5% in 2001). The percentage of commercial loans disbursed has remained high over the last few years mainly due to reductions in subsidy levels for government-supported export credits, both as a result of reduced availability of subsidies and the convergence of subsidized and market interest rates. The reduction in subsidy levels has led the Company to continue to place greater emphasis on the marketing and development of commercial loans. The Company’s credit rating has continued to allow access to funding in the domestic and international capital markets at a competitive cost, which has enabled us to provide Norwegian companies with commercial financing alternatives.

     In 2003, loan disbursements for ship financing composed 47.3% of total export transaction disbursements (44.8% in 2002 and 59.1% in 2001), disbursements for capital goods composed 16.8% of total export transaction disbursements (20.3% in 2002 and 18.2% in 2001), and disbursements for additional export-related and international activities composed 35.9% of total export transaction disbursements (34.9% in 2002 and 22.7% in 2001). These changes are due to natural changes in demand. See Item 4.B. “Business Overview — Loans — Composition of Loans”.

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

     As of December 31, 2003, loans for ship financing represented 39.2% of total export transaction loans outstanding (40.7% and 38.2% as of December 31, 2002 and 2001, respectively). Loans for capital goods as of December 31, 2003, composed 27.0% of total export transaction loans outstanding (26.9% and 25.7% as of December 31, 2002 and 2001, respectively). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 33.7% of total outstanding export transaction loans (32.4% and 36.1% as of December 31, 2002 and 2001, respectively). The decrease over time is due to our prioritizing loans to Norwegian municipalities and counties over this category of loans. See Item 4.B. “Business Overview — Loans — Composition of Loans”.

     The number of new applications for USD loans increased by approximately 25% from 2002 to 2003 and reached the highest level in the period 1999 – 2003. Measured in loan amounts, the applications for USD loans increased by approximately 15% compared to 2002, but the volume was lower than the volumes each year in the period 1999 – 2001.

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

     Kommunekreditt is a competitor to both the public and private sector financial institutions that currently service the local authority sector. For the small- and medium-sized municipalities, Kommunekreditt is an alternative to local financial institutions for raising long-term loans. For larger municipalities, Kommunekreditt is an alternative to direct borrowing in the bond and certificate markets. As of December 31, 2003, Kommunekreditt’s total loans to municipalities and counties amounted to NOK 36.7 billion.

     At the same time in 2002 total outstanding loans was NOK 28.1 billion. Repayments in 2003 amounted to NOK 3.6 billion, giving gross disbursements of new loans in 2003 NOK 12.2 billon. For the municipal/county sector in total the debt increase in 2003 is estimated to NOK 20 billion, thus Kommunekreditt’s share was about 43%.

     Critical Accounting Policies

     The Securities and Exchange Commission has issued disclosure guidance for critical accounting policies. The SEC defines critical accounting policies as those that require application of management’s most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our accounting policies are described in note 1 to the financial statements. Below we have disclosed discussions regarding fair value and pension.

     Fair value

     The trading portfolio, which consists of debt and debt-related securities and the funding of these securities, is recognized at fair value in the balance sheet. The Company uses price quotes on the investments in the trading portfolio on a regular basis. The fair value of the funding in the trading portfolio is based on discounted future cash flows.

     Securities available for sale are, on a portfolio basis, recognized at the lower of cost or fair value in the balance sheet. The fair value of the securities available for sale is mainly

(approximately 80%) based on price quotes from external dealers. The Company determines fair values for the remainder based on discounted future cash flows. The discounted cashflow approach has mostly been used when calculating market values on fixed rate bonds which have been assetswapped, and on bonds that are considered to be illiquid and hence less frequently traded by banks and brokers.

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

     Discount rates used to estimate the fair value of the funding in the portfolio comprise quoted interest rate curves and estimated spreads reflecting the Company’s current funding level. A change in the estimated spreads will have a relatively minor impact on the estimated fair value because the funding is short-term. The Company also has a high credit rating and has a history of only minor changes in the spread to the yield curve from one period to another. Based on this, it is in our opinion considerable certainty of non-material fluctuation in the fair values. The trading portfolio’s interest rate risk sensitivity is disclosed under Item 11 “Quantitative and Qualitative Disclosure about Market Risk – Interest Rate Risk”.

     The above text describes the estimation of fair values that effect, or may effect, net income. Note 29 to our financial statements describes estimation and discloses estimates regarding fair value of all of the Company’s financial instruments.

     Pensions

     The Company operates defined benefit pension schemes, details of which are given in note 9 to the financial statements. The pension cost for these schemes is assessed in accordance with the advice of a qualified actuary, using the projected unit method. Variations from the regular cost are allocated over the expected average service lives of current employees. Provisions for pensions arise when the profit and loss account charge exceeds the contribution to the scheme as a result of actuarial valuations. These provisions will be eliminated over the estimated service lives of the employees. To determine the pension cost, the Company uses actuarial values of pension assets and liabilities, which involve estimates and assumptions concerning factors such as employee lives, earnings growth and pension increases. If different estimates had been chosen, the cost recognized in the accounts could have been significantly altered.

     U.S. GAAP

     The above discussion is based on the Company’s financial statements, which are prepared on the basis of Norwegian GAAP. Generally accepted accounting principles in Norway vary in certain significant respects from accounting principles generally accepted in the United States. The application of generally accepted accounting principles in the United States would have affected net income for each of the three years in the period ended December 31, 2003 and shareholders equity as of December 31, 2003 and 2002 to the extent summarized in Note 34 to the financial statements. Note 34 also include a discussion of the principal differences between Norwegian GAAP and U.S. GAAP that are relevant to the Company’s financial statements.

     U.S. GAAP net income in 2003 was NOK 2.2 billion lower than net income reported under Norwegian GAAP. In 2002 and 2001 net income under U.S. GAAP was, respectively, NOK 0.3 billion and NOK 1.7 billion higher than under Norwegian GAAP. These differences were primarily due to unrealized gains and losses on derivatives recorded under U.S. GAAP. Under Norwegian GAAP, the Company applies deferral (hedge) accounting. Under U.S. GAAP, the Company has chosen not to apply hedge accounting for any of the derivatives due to the strict requirements in relation to the management and measurement of hedging relationships. Therefore, all derivatives held by the Company are treated as trading instruments and measured at fair value with changes in fair value recognized in current-period earnings. See Note 34 to the financial statements for a further discussion of the different treatment of derivatives under U.S. and Norwegian GAAP. Estimated fair values vary from year to year due to interest rate movements and other market conditions. See Note 29 for a further description of fair value estimation methods and also a table with fair values of all of the Company’s financial instruments. In view of the Company’s hedging policy and practices, changes in the fair value of derivatives should not be viewed in isolation, because related and opposite changes occur in the fair value of assets and liabilities hedged by derivatives.

     Accounting Developments

     Future U.S. Accounting Developments

     FIN 46 “Consolidation of Variable Interest Entities” was issued in January 2003 and subsequently revised by FIN46R which was issued in December 2003. As revised FIN 46 requires the consolidation of “variable interest entities” by the party exposed to the majority of such an entity’s risks or entitled to the majority of its expected residual returns. FIN 46 defines variable interest entities as those that lack sufficient equity to finance their activities or entities where the equity holders lack the characteristics of a controlling financial interest. Entities not meeting the definition of a variable interest entity continue to evaluate consolidation based upon control. FIN 46 also requires disclosure of unconsolidated variable interest entities where the interest is significant. FIN 46 is effective immediately for interests in entities created or acquired after January 31, 2003. The disclosure requirements are effective for interests in variable interest entities created or acquired before February 1, 2003 which exist at December 31, 2003. The Company has completed its assessment of the impact of FIN46 for these entities and through this effort has identified certain interests it holds which could potentially be affected. Eksportfinans invests in asset backed securities issued by other entities, however this investment does not provide exposure to the majority of the entities’ potential losses or to receiving the majority of the expected residual returns. Eksportfinans also has relationships with variable interest entities in the form of fully guaranteed lending to certain special purpose entities. Given the fully guaranteed nature of this lending, the resulting variable interest is not significant. Based on information currently available, management does not consider consolidation of these entities to be reasonably possible, therefore no additional disclosure of these activities is required or provided.

     SFAS 150 “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued in May 2003. SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in the balance sheet. SFAS 150 is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the Company beginning January 1, 2004. SFAS 150 will have no impact to the Company’s consolidated financial statements.

     Future Norwegian accounting developments

     The European Commission issued a Regulation in 2002 requiring all listed companies to adopt International Financial Reporting Standards (IFRS, formerly known as the International Accounting Standards, or IAS) in their consolidated financial statements by 2005. The Regulation gives the member states an option to postpone the implementation of IFRS until 2007 for companies that only have listed debt securities. Norway has an agreement with EU that makes this Regulation mandatory also for Norwegian companies. We expect that Norway will utilize the postponement option. Eksportfinans has only listed debt securities and we are therefore planning to adopt IFRS in our consolidated financial statements by 2007. We are in the process of reviewing the impact of IFRS on our accounts. The main differences between IFRS and our present accounting policies concerns the treatment of financial instruments. Under IFRS more instruments will be measured on fair value rather than on the traditional method of historical cost.

     B. LIQUIDITY AND CAPITAL RESOURCES

     General

     The Company finances its operations through the Company’s equity capital and through borrowings in the Norwegian and the international money and capital markets.

     Short-term funding

     Short-term borrowings in 2003 were primarily made through the Company’s U.S. and euro-commercial paper programs and through the issuance of Norwegian krone-denominated certificates in Norway. In addition, the Company’s euro medium-term note program was utilized to raise short-term funding in 2003. As of December 31, 2003, the Company’s commercial paper programs allowed for maximum borrowings of approximately USD 5,000 million (approximately NOK 33,330 million), and the combined average amount outstanding under those programs for the year was USD 2,638 million (NOK 17,585 million). Short-term borrowings (including short-term medium-term notes and krone-denominated certificates) outstanding as of December 31, 2003, 2002 and 2001 were NOK 29,308 million, NOK 28,479 million and NOK 19,345 million, respectively. The increases reflect the growth in the volumes of our assets.

     Long-term funding

     Senior funding

     The Company’s euro medium-term note program facilitates borrowings in a variety of currencies and with different repayment structures, with maturities from one month to 30 years. The program size is USD 15 billion with the most recent update dated May 30, 2003. The program size was increased from 10 USD billion to 15 USD billion on November 28, 2003. At December 31, 2003, USD 9,600 million was outstanding under this program, compared to USD 5,140 million at year-end 2002.

     Under its U.S. shelf registration statement, the Company had USD 392 million and USD 411.1 million of senior, unsecured notes outstanding as of December 31, 2003 and 2002, respectively.

     In the Australian market, the Company has an AUD 2,000 million medium-term note program. As of December 31, 2003, no notes were outstanding under this program.

     The Company is registered as a borrower in the domestic Japanese market through a securities registration statement. The Company became shelf-eligible at the end of November 1996, and a primary and secondary shelf was established. As of December 31, 2003, JPY 93 billion out of JPY 500 billion was drawn under the secondary shelf.

     In 2003, the Company raised the equivalent of NOK 29,924 million in long-term borrowings (including long-term and medium-term notes) in various currencies. The Company made long-term borrowings through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depends, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk — Asset and Liability Risk Management”. The Company’s total long-term debt (including long-term medium-term notes) at December 31, 2003, 2002 and 2001 was NOK 68,883, NOK 55,645 and NOK 53,927 million, respectively. See note 21 to the financial statements for information concerning the composition of the Company’s long-term borrowings by currency.

     Subordinated Loan Capital / Core Capital

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

     The net proceeds from each issue of notes will be used by us for our general funding purposes.

     Liquidity

     The Company has substantial liquidity reserves in the form of financial investments based on the Company’s funding and on repayments of loans with shorter maturity than the underlying funding. This ensures that the Company, to a large extent, has sufficient funds to cover loan approvals given for future disbursements. Consequently, the Company maintains a satisfactory liquidity position in funds of varying maturities. Liquid reserves typically generate positive margins for the Company. The rollover liquidity covers maturities up to 12 months, while investments exceeding 12 months are defined as long-term financial investments for internal cash management purposes. Pending application to the funding of long-term assets, the Company invests funds raised in money market instruments, such as commercial paper, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds and asset backed securities. The issuers of securities or deposit-taking institutions accepted by the Company for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. See Item 4.B. “Business Overview — Loans — Credit Support for Loans”.

     The following table sets forth the maturities of the long-term debt (including subordinated debt and Capital Contribution Securities, and after deducting the carrying amount of debt securities repurchased by the Company), loans and long-term investments of the Company as of December 31, 2003, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2003, plus the difference between the amounts of maturing loans/investments and the amounts of maturing long-term debt) of the Company based on long-term debt/long-term investments and loans outstanding at such date.

			Long-Term
Year	Long-Term	Loan Receivables	Investments	Cumulative
(NOK million)	Debt Maturing (4)	Maturing (5)	Maturing	Liquidity (5)
Short-term liquidity at December 31, 2003 (1)				13,944.0
2004	11,945.2	25,544.6	544.4	28,087.8
2005	9,257.7	7,199.4	27.0	26,056.5
2006	10,489.0	5,905.1	0	21,472.7
2007	11,686.1	6,705.7	75.0	16,567.3
2008	11,643.8	4,288.6	0	9,212.2
2009	3,344.3	2,653.7	0	8,521.5
2010	5,003.6	1,147.1	80.1	4,745.1
2011	444.8	739.6	0	5,039.9
2012	1,377.0	834.1	0	4,496.9
2013 (2)	2,943.2	167.8	0	1,721.5
Thereafter (3)	2,924.9	3,991.0	120.2	2,907.8

Total	71,059.6	59,176.8	846.6	2,907.8

(1)	Short-term liquidity is comprised of the sum of our investments and receivables less the amount of our short-term liabilities.

(2)	Includes the Company’s GBP 50 million Capital Contribution Securities which will be redeemable from February 13, 2013.

(3)	Includes the JPY 15 billion subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations.

(4)	Net of our repurchases of Eksportfinans’s debt securities.

(5)	Long-term loans with adjustable rates make up a large portion of Kommunekreditt’s loans. Kommunekreditt may change the rate of interest with 14 days’ notice, upon which the borrower may accept the new interest rate or repay the loan. Loans with fixed interest rates may be subject to extraordinary repayments at the end of the agreed period. (See Item 4.B. “Business Overview — Loans — Export-related Loans” and “Business Overview — Loans — Municipal and County Loans”). Due to the terms and conditions related to the interest rate structure and option to terminate, the funding of these loans have maturities that matches the expected maturity. In this table these loans are classified in maturity bands using expected maturity.

     We anticipate that a portion of our cumulative liquidity will in the future be invested in new long-term assets and also that we will undertake further financing.

     Capital Adequacy

     Capital adequacy is calculated in accordance with the prevailing regulations in force from the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview — Supervision and Regulation”. Under these regulations, the capital adequacy requirement is 8%. As of December 31, 2003, the Company’s capital adequacy ratio was 18.4%, compared with 21.6% on December 31, 2002. These decline in our capital adequacy ratio over the past few years are consistent with our strategy of maintaining a strong capital base, especially relative to our competitors, while optimizing our use of capital.

The table below gives details of the Company’s risk-weighted balance sheet and off-balance sheet items:

	December 31,
	2003		2002
(NOK millions)	Book value	Weighted value 1)	Book value	Weighted value
Assets:
Loans to and receivables from credit institutions	2,558	334	3,535	508
Loans and receivable due from customers	58,223	11,693	50,115	9,354
Securities	24,699	4,977	24,039	4,845
Intangible assets	24	0	2	0
Fixed assets	126	126	158	158
Other assets	96	58	83	44
Prepayments and accrued revenues	450	67	483	76

Total assets excluding trading portfolio	86,176	17,225	78,415	14,985

Off-balance sheet items:
Financial derivatives		1,678		1,275
Other off-balance transactions		526		620

Total off-balance sheet items		2,204		1,895

Total risk-weighted value of banking portfolio		19,459		16,880
Total risk-weighted value of trading portfolio		2,403		1,867
Foreign currency risk		71		66

Total		21,933		18,813

(1)	As of December 31, 2003, offsetting items under capital adequacy regulations reduced the total of risk-weighted balance sheet and off-balance sheet items with NOK 598 million.

Details of the Company’s risk capital, risk capital as a percentage of risk-weighted balance sheet and off-balance sheet items, and the composition of the Company’s core capital are provided in the tables below:

	December 31,
(NOK millions)	2003		2002
Core capital	2,939	13.4%	3,177	16.9%
Additional capital (subordinated loan capital)	1,090	5.0%	880	4.7%

Total risk capital	4,029	18.4%	4,057	21.6%

	December 31,
(NOK millions)	2003	2002
Share capital	1,594	1,594
Balance sheet equity	949	898
Capital contribution securities	441	697
Intangible assets	(24)	(2)
Prepaid pension cost	(21)	(10)

Total core capital	2,939	3,177

   C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     None.

   D. TREND INFORMATION

     Lending

     The trend is towards more applications but with a decreased average application amount. More applications have come from Norway’s maritime industries. The projects are located in more than 60 different countries. Except for ship financing, most projects are located outside the OECD-area. The Company’s overall experience is that increases or decreases in loan applications are of a cyclical nature and depend on factors such as the Norwegian economy, the world economy and other factors of importance to international trade.

     Funding

     In line with general trends in the markets, over the last few years Eksportfinans has experienced gradually less-favorable funding rates, measured as a margin to U.S. dollar LIBOR. This applies to larger public transactions as well as smaller private placements. This trend was reversed in 2003. We believe this improved prospect will continue in 2004, because of an increased demand from global investors for highly-rated government-linked institutions.

   E. Off-Balance Sheet Arrangements

     Except as disclosed under Item 5. F., the Company has not entered into any transactions, arrangements or other relationships with unconsolidated entities or other persons that have or are reasonably likely to have a current or future material effect on liquidity or the availability of or requirements for capital resources. As discussed above under “Item 5.A “Operating Results – Accounting Developments – Future U.S. Accounting Developments”, the Company invests in asset backed securities issued by other entities, however these investments do not provide exposure to absorbing the majority of the entities potential losses or to receiving the majority of the expected residual returns. Eksportfinans has also got relationships with variable interest entities in the form of fully guaranteed lending to certain special purpose entities. Given the fully guaranteed nature of this lending, the resulting variable interest is not significant. Management does not consider consolidation of these entities to be reasonably possible.

     Kommunekreditt owns 50% of the shares in KommuneKonsult AS. KommuneKonsult AS is a consultation firm, which is organized as a limited liability company under Norwegian law, and which objects are advising municipalities, counties and governmental enterprises. The accounts are not fully consolidated, but are equity accounted, in accordance with Norwegian GAAP.

   F. Contractual Obligations and Contingent Commitments

     The table below gives details of the contractual long-term obligations and commercial commitments of the Company as at December 31, 2003.

	Payments Due by Period
(in NOK millions)		Less than	1-3	4-5	After 5
Contractual Obligations	Total	1 year	years	years	years
Long-term debt	70,413.2	11,945.2	19,100.6	23,329.8	16,037.6
Operating leases	15.6	0.9	1.9	1.9	10.9
Other liabilities (1)	1,100.2	1.062.0	0	19.6	18.6

Total	71,529.0	13,008.1	19,102.5	23,351.3	16,067.10

	Amount of Commitment Expiration per Period
		Less than	1-3	4-5	After 5
Other commercial commitments	Total	1 year	years	years	years
Commercial loan commitments	3,790.1	1,863.3	1,926.8	0	0
Credit default swaps and guarantees	2,614.5	47.1	605.5	1,092.5	869.4

Total	6,404.6	1,910.4	2,532.3	1,092.5	869.4

(1)	Payments due after one year represent prepaid interest rate subsidies received from the government in connection with a government supported loan given from Eksportfinans to a borrower. See Item 4.B. “Business Overview – Loans – Export related loans”.

Information on the nature of the Company’s long-term debt obligations and operating lease commitments is provided in notes 21 and 36 to the financial statements, respectively.

Our commercial commitments are explained in note 35 to the financial statements.

As of December 31, 2003 the Company has no outstanding purchase obligations.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  A. DIRECTORS AND SENIOR MANAGEMENT

     The principal executive officers and the directors of Eksportfinans as of the date of this annual report were:

Name	Title
Erik Borgen	Chairman of the Board and Director
Baard Syrrist	Vice Chairman of the Board and Director
Åse Aulie Michelet	Director
Thomas Borgen	Director
Anders Lægreid	Director
Cato Holmsen	Director
Gunvor Ulstein	Director
Tor F. Johansen	President, Chief Executive Officer and Director
Jens O. Feiring	Executive Vice President & Deputy CEO
Olav Tore Breilid	Executive Vice President
Kjell Danielsen	Executive Vice President
Arnulf Arnøy	Executive Vice President
Bjarne Jensen	President and Chief Operating Officer of Kommunekreditt

     Mr. Erik Borgen became a member of the Board of Directors in 2001 and has served as Vice Chairman since May 2002. He was re-elected in 2003, and his term expires in March 2004. He is Executive Vice President and Head of the Corporate Division of Den norske Bank ASA. Mr. E. Borgen holds directorships with DnB Næringsmegling AS, DnB Kapitalforvaltning AS, NORUM – Nordic Russian Management Company Ltd. and DnB Finans AS. He was elected Chairman on April 9, 2003.

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

     Mr. Anders Lægreid became a member of the Board of Directors in 2003, and his term expires in 2005. Mr. Lægreid is Group Director of Union Bank of Norway.

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

     Mr. Arnulf V. Arnøy, Executive Vice President, joined Eksportfinans in 1991 and was responsible for risk management, analysis and control of credit risk and credit exposure from 1991 to 1998. He became Head of Strategic Planning and Development/IT and Information Section in 1999 and from December 2003 Head of Lending and Strategic Planning.

     Mr. Bjarne Jensen joined Kommunekreditt as President and Chief Operating Officer in 1993.

     Due to a reorganizing in Eksportfinans, Mr. Ole-Jacob Lund ceased to be Head of Lending from December 2003.

     Eksportfinans believes there are no family relationships between any of the above officers or directors, nor are there any arrangements or understandings under which any of these officers or directors were elected to serve. Certain of Eksportfinans’s directors are also directors and/or officers of certain of Eksportfinans’s shareholders.

     Mr. Syrrist, Mr. T. Borgen, Mr. E. Borgen and Mr. A. Lægreid were appointed/elected directors as owner representatives. Mr. E. Borgen was re-elected in 2003 for a one-year term, Mr. Syrrist was re-elected in 2003 for a two-year term, Mr. T. Borgen was re-elected in 2003 for a two-year term and Mr. Lægreid was elected in 2003 for a two-year term.

  B. COMPENSATION

     The total compensation the Company paid to the Board of Directors and executive officers as a group (12 persons) in the year ended December 31, 2003 was NOK 8.5 million. In 2003, compensation the Company paid to Tor F. Johansen, President, Chief Executive Officer and Director, was NOK 1.6 million.

     The total compensation for 2003 the Company paid to the executive officers (six persons) was NOK 7.5 million. The total compensation the Company paid to the directors in 2003 (six persons) was approximately NOK 1.0 million. (Mr. Johansen is both a director and an executive officer). The total compensation we paid to members of the Council of Representatives (18 persons) in 2003 was approximately NOK 0.3 million. The total compensation we paid to members of the Control Committee (four persons) was NOK 0.4 million.

     In 1999, Eksportfinans introduced an incentive scheme that includes all employees. The incentive scheme bases the total amount to be distributed on a formula relating to achieved return on equity compared to the risk free rate of interest. The incentive scheme provides for Eksportfinans to distribute amounts partly in relation to salaries and partly on a discretionary basis. Eksportfinans did not pay any amount under the scheme in 2003.

     The aggregate amount the Company paid for pension, retirement or similar benefits for all executive officers as a group (six persons) in the year ended December 31, 2003 was NOK 15.9 million. There are no such benefits for the directors.

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

     Kjell Ove Bratseth became an alternate member in 2003, and is elected until March 2005.

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

     As of December, 31, 2003, the Audit Committee consisted of Cato A. Holmsen, Åse Aulie Michelet and Anders Lægreid. As of December 31, 2003, Anders Lægreid acted as the financial expert, independent of management.

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

     The chief executive officer determines the compensation of the Company’s other employees, within economic limits set by the Board of Directors.

  D. EMPLOYEES

     As of December 31, 2003, the Company had 100 employees, all of whom are located in Norway.

Employees	Eksportfinans	Kommunekreditt	Total
2001	91	7	98
2002	92	8	100
2003	90	10	100

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  A. MAJOR SHAREHOLDERS

     As of the date of this annual report, the following shareholders owned Eksportfinans’s share capital:

	Ownership in
	Eksportfinans
	No. of
Shareholder	Shares	%
DnB NOR Bank ASA	71,661	47.22
Nordea Bank Norge ASA	35,220	23.21
The Norwegian State	22,765	15.00
Fokus Bank ASA	12,276	8.09

10 other banks	9,843	6.49

Total	151,765	100.00

     Each share in Eksportfinans represents one vote. There is only one class of shares. On September 11, 2001, the Norwegian State acquired a 15% stake in Eksportfinans through a new issuance of shares.

     On December 5, 2003, DnB Holding ASA, owning all the shares in DnB ASA, and Gjensidige NOR ASA, owning all the shares in Union Bank of Norway, merged, with DnB Holding ASA as the acquiring company. On January 19, 2004, Den norske Bank ASA and Gjensidige NOR Sparebank ASA (Union Bank of Norway) merged, with Union Bank of Norway as the acquiring company. The merged bank is named DnB NOR Bank ASA and owns, after the merger, 47.21% of the shares in Eksportfinans. As of February 11, 2004, the Norwegian State owned 33.33% of the share capital of DnB NOR Bank ASA. As of the same date, the Norwegian state directly and indirectly held 30.74% of the share capital of Eksportfinans.

     As of the date of this annual report, commercial and savings banks own 85% of Eksportfinans’s outstanding share capital.

     Den norske Bank ASA and Union Bank of Norway (now DnB NOR Bank ASA), Nordea Bank Norge ASA, Fokus Bank ASA, and two minority shareholders have entered into a shareholders’ agreement among themselves providing for mutual rights of first refusal in the event that any one or more of them desires to dispose of its shares in the Company.

     For a discussion of certain liabilities of the shareholders of the Company, see Item 4.B. “Business Overview — Liabilities of the Shareholders in respect of Eksportfinans’s Indebtedness”.

  B. RELATED PARTY TRANSACTIONS

     In the normal course of business, certain of the Company’s shareholders (see Item 7.A. “Major Shareholders”) extend guarantees in connection with loans made by the Company. See Item 4.B. “Business Overview — Loans — Credit Support for Loans”. The Norwegian Government, which holds 15% of our outstanding shares, also indirectly or directly guarantees some of the loans we make. For further information on the composition of guarantees, see Item 4.B. “Business Overview — Loans — Credit Monitoring and Assessment”. The borrowers pay commissions in consideration of such guarantees directly to the shareholders. See Item 4.B. “Business Overview — Liabilities of the Shareholders in respect of Eksportfinans’s Indebtedness”.

     The Company has agreed in recent years to acquire from certain of its shareholders portions of their loans to companies in Norwegian export industries. The agreements are based on commercial considerations and the loans acquired are generally of the type extended by the Company in the normal course of business. All such loans acquired are supported by guarantees. In 2003, 2002 and 2001 the Company acquired loans amounting to NOK 4,456 million, NOK 5,601 million and NOK 5,105 million, respectively.

     From time to time Eksportfinans’s shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholder’s behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, covering and indemnifying all possible costs and indemnities which may have been incurred under Eksportfinans’s guarantee. The request for a guarantee is due to the need for a guarantee given by a triple A-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’s shareholders is permitted by the articles of association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 1.102 million, the Company has recourse to owners with full payment indemnification.

     In addition, in the normal course of business, the Company deposits funds and engages in other transactions with its shareholder banks on normal commercial terms.

     As of December 31, 2003, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 2,468 million. These transactions were recorded on market terms. In connection with the Company’s lending activity, as of December 31, 2003, our shareholders had provided guarantees for an amount of NOK 13,237 million. The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.

     Our transactions with related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and did not involve more than the normal risk of collectibility or present other unfavorable features.

     As of December 31, 2003, four loans totaling NOK 772 million were outstanding from Eksportfinans to companies of which Eksportfinans’s board members, members of the Control Committee or chairman of the Council of Representatives are board members. As of

December 31, 2003, loans totaling NOK 443 million were outstanding to three Norwegian municipalities of which Kommunekreditt’s board members, members of the Control Committee or chairman of the Council of Representatives are board members. See note 28 to the financial statements.

     As of December 31, 2003, the Company had NOK 76 million in loans outstanding to employees (primarily mortgage loans), which, in accordance with the generally accepted practice of financial institutions in Norway, bear interest at rates below those prevailing in the market. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.

     See Item 4.B. “Business Overview — Loans — Arrangement with the Norwegian Government”.

  C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

Item 8. FINANCIAL INFORMATION

  A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 18.

     There are no material legal proceedings pending to which the Company is a party.

  B. SIGNIFICANT CHANGES

     Since the date of the annual financial statements there have not been any significant changes.

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
•	5.75% USD notes due 2006,
•	1.80% JPY notes due 2010, and
•	6.875% SEK notes due 2004.

     The 5.75% USD notes due 2006 and the 1.80% JPY notes due 2010 are listed on the Luxembourg Stock Exchange. The 6.875% SEK notes due 2004 are listed on the London Stock Exchange. There is no assurance of an active public trading market for these securities, particularly for the 6.875% SEK notes due 2004.

5.75% USD notes due 2006*

	High	Low
2001 (beginning June 12)	107.08	99.81
2002	110.14	101.61
2003	111.95	107.35

		High	Low
2002	First quarter	104.50	101.61
	Second quarter	105.54	101.82
	Third quarter	110.14	105.16
	Fourth quarter	110.04	107.88
2003	First quarter	110.90	109.23
	Second quarter (through June 13)	111.95	109.55
	Third quarter	110.94	107.62
	Fourth quarter	109.41	107.35

		High	Low
2003	September	109.37	107.62
	October	109.41	107.91
	November	108.29	107.49
	December	108.15	107.35
2004	January	108.42	107.60
	February	108.14	107.82
	March (through March 19)	108.40	107.82

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers, for the period June 12, 2001 through March 19, 2004.

1.80% JPY notes due 2010*

	High	Low
2000 (beginning May 11)	101.74	97.85
2001	107.34	101.23
2002	108.84	103.43
2003	110.57	103.00

		High	Low
2002	First quarter	105.29	103.43
	Second quarter	106.54	104.81
	Third quarter	108.76	106.13
	Fourth quarter	108.84	107.68
2003	First quarter	109.64	108.35
	Second quarter (through June 13)	110.57	108.24
	Third quarter	108.45	103.00
	Fourth quarter	105.93	104.26

		High	Low
2003	September	106.29	103.00
	October	105.93	104.36
	November	105.93	104.26
	December	105.92	104.87
2004	January	106.23	105.30
	February	106.83	106.12
	March (through March 19)	106.65	105.62

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers, for the period May 11, 2000 through March 19, 2004.

6.875% SEK notes due 2004*

	High	Low
2000 (beginning February 9)	105.07	101.32
2001	106.43	103.16
2002	104.16	102.35
2003	103.04	100.37

		High	Low
2002	First quarter	104.16	102.44
	Second quarter	102.77	102.35
	Third quarter	103.26	102.61
	Fourth quarter	103.24	102.89
2003	First quarter	103.04	102.67
	Second quarter (through June 13)	102.68	102.27
	Third quarter	102.26	101.35
	Fourth quarter	101.32	100.37

		High	Low
2003	September	101.60	101.34
	October	101.32	100.96
	November	100.95	100.71
	December	100.69	100.37
2004	January	100.40	100.14
	February (notes matured on February 9)	100.24	100.20

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers, for the period February 9, 2000 through February 9, 2004, when the notes matured.

  B. PLAN OF DISTRIBUTION

     Not applicable.

  C. MARKETS

     See Item 9.A. “Offer and Listing Details”.

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

  B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Eksportfinans’s registry number with Foretaksregisteret (the Norwegian Registry of Companies) is No. 816 521 432. The objective of Eksportfinans according to Article 1 of Eksportfinans’s Articles of Association is to conduct financing operations:

•	for the export industries, including but not limited to:

–	the export of goods and services,

–	the establishment and acquisition of manufacturing facilities and companies,

–	investments in export-orientated means of production and plant,

–	the establishment of foreign stocks of goods, and

–	domestic contracts where foreign credit is a competitive factor;

•	approved or requested by Norwegian authorities, and

•	through its subsidiary to regional and local authorities.

     The term financing operations means operations as defined in the Financial Institutions Act, including without limitation the raising of debt and other financial transactions and management of borrowed and owned unborrowed private liquid funds.

     Section 3-12 of the Financial Institutions Act provides that no member of the Board, Council of Representatives or Control Committee may participate in the discussions of or decision of any matter of such great importance to himself or to a person closely connected to himself that he must be considered to have a marked personal financial interest in the matter. Nor may any Board Member participate in a decision concerning a loan against, or the discounting of, any paper bearing his name. The Board of Directors does not have the power to vote on compensation paid to its members. The Council of Representatives decides the compensation of the Board of Directors. No Director is a member of or has any voting rights in the Council of Representatives.

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

     The Articles of Association do not require that a director owns any number of shares to qualify as a director. No director of Eksportfinans owns any shares.

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

     Section 12 of the Articles of Association provides that the chairman of the Council of Representatives convenes the annual general meeting. An extraordinary general meeting is held when considered necessary by the Board of Directors, Control Committee, the Council of Representatives or its chairman. At least 14 days’ notice in writing must be given for an ordinary general meeting or an extraordinary general meeting. General meetings are held at least once a year.

     Section 2 of the Articles of Association provides that only banks (with no limitation on nationality) and the Norwegian state may own shares in Eksportfinans. Section 2-2 of the Financial Institutions Act provides that no one may hold more than 10% of the share capital in a financial institution, which is also applicable to Eksportfinans. However, Eksportfinans was granted an exemption to this provision in 1990.

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

  E. TAXATION

     NORWEGIAN TAX CONSIDERATIONS

     The principal of and premium and interest, if any, on Eksportfinans’s debt securities will be paid without deduction for or on account of any present or future taxes or duties, of any nature, imposed or levied by or within Norway or by or within any district, municipality or other political subdivision or taxing authority therein or thereof, except when the bearer or registered owner is subject to Norwegian taxation or duties thereon otherwise than by reason of his holding or ownership of such securities or the receipt of income therefrom.

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

     U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes certain U.S. Federal income tax consequences that may be relevant to the acquisition, ownership and disposition of notes issued by Eksportfinans. This summary addresses only U.S. Federal income tax considerations for holders that are initial purchasers of the notes pursuant to the relevant offering and that will hold the notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire the notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following:

•	financial institutions,

•	insurance companies,

•	dealers or traders in securities or currencies,

•	tax-exempt entities,

•	persons that will hold the notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes,

•	persons that have a “functional currency” other than the U.S. dollar,

•	persons that own (or are deemed to own) 10% or more (by voting power or value) of Eksportfinans’s stock,

•	regulated investment companies, and

•	persons who hold the notes through partnerships or other pass-through entities.

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

     For the purposes of this summary a “U.S. holder” is a beneficial owner of a note that is for U.S. Federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation or other entity treated as a corporation for U.S. tax purposes, created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia),

•	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source, or

•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

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

     Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. Federal income or withholding tax on any gain realized on the sale, exchange or retirement of a note unless:

•	that gain is effectively connected with the conduct by that non-U.S. holder of a trade or business in the United States,

•	in the case of any gain realized by an individual non-U.S. holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or

•	the non-U.S. holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

     Backup Withholding and Information Reporting

     Backup withholding and information reporting requirements may apply to certain payments on the notes and proceeds of the sale, exchange or retirement of the notes to U.S. holders. Eksportfinans, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding, currently at a rate of 28% of such payment, if the U.S. holder fails to furnish the U.S. holder’s taxpayer identification number, to certify that such U.S. holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate may be subject to change each year. Certain U.S. holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-U.S. holders may be required to comply with applicable certification procedures to establish that they are not U.S. holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally may be claimed as a credit against such U.S. holder’s U.S. Federal income tax liability, provided that the required information is furnished to the IRS. Prospective investors in the notes should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

     Recently promulgated regulations meant to require the reporting of certain tax shelter transactions (“Reportable Transactions”) could be interpreted to cover transactions generally not regarded as tax shelters. Under the Regulations, under certain circumstances certain transactions may be characterized as Reportable Transactions such as, among other things, certain foreign currency transactions or a sale, exchange, retirement or other taxable disposition of notes that results in a loss that exceeds certain thresholds and other specified conditions are met. Persons considering the purchase of notes should consult with their own tax advisors to determine the tax return obligations, if any, with respect to an investment in the notes, including any requirement to file IRS Form 8886 (Reportable Transaction Statement).

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

     The bulk of the Company’s “liquidity” is held in the non-trading portfolios, but certain investments are held in the trading portfolio. These investments are generally of very high credit quality, very liquid and are actively traded. Otherwise, the Company’s general investment strategy is to “buy and hold”. The trading portfolio consists of debt and debt-related securities and the funding of these securities. Since 2002 there have not been derivatives in the trading portfolio. Prior, the portfolio included derivatives used to manage interest and currency risk in the portfolio.

     In connection with the Company’s structured transactions, primarily on the funding side but also to some extent with respect to its investments and warrant issuances, it may also enter into options and hybrid transactions which reduce the Company’s exposure to the interest rate, currency or other market-related risks embedded in such transactions and which provide an opportunity to reduce the Company’s cost of funds, directly or indirectly. See notes 1 (H) and 30 to the financial statements.

     As of December 31, 2003 and 2002, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options were NOK 238,723 million and NOK 200,802 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of the Company’s loans. See Item 4.B. “Business Overview — Loans — Credit Support for Loans” and note 1(F) to the financial statements. To date, the Company has not experienced any losses as a result of the credit risks related to such hedging transactions.

     As part of the Company’s risk management policy it has since 1989 chosen to outsource the internal audit function to an external auditor firm.

     Market Risk

     Financial instruments account for the bulk of our assets and liabilities. The market risks inherent in the Company’s market risk-sensitive instruments and positions are the potential of losses arising from adverse changes in foreign currency exchange rates and adverse changes in interest rates. See discussion under Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Asset and Liability Risk Management — Foreign Currency Exchange Risk” and “— Interest Rate Risk”. Fair values of financial instruments are disclosed in note 29 to our financial statements. A specification of financial derivatives is disclosed in note 30 to our financial statements.

     Foreign Currency Exchange Risk

     As of December 31, 2003, the Company’s exposure to currencies other than the Norwegian krone reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

				Amount of net
				position relating
				to 108 Agreement
(NOK thousands)	Balance sheet items	Derivatives	Net position	items(1)
USD	(3,287,137)	3,419,134	131,997	123,132
EUR	13,767,528	(13,751,645)	15,883	10,891
JPY	(25,570,157)	25,570,975	818	44
GBP	(1,930,150)	1,930,852	702	1,197
CAD	(5,053,013)	5,054,144	1,131	1,117
SEK	(1,667,829)	1,668,147	318	7

				Amount of net
				position relating
				to 108 Agreement
(NOK thousands)	Balance sheet items	Derivatives	Net position	items(1)
Other currencies	(10,360,459)	10,360,928	469	292

Total	(34,101,217)	34,252,535	151,318	136,680

(1)	In 1978, the Norwegian Government established an arrangement with Eksportfinans pursuant to a legislative enactment (Storting Proposition No. 108) whereby for certain loans and borrowings relating to Norwegian government-supported export credits, the Government will make payments to Eksportfinans sufficient to protect it against interest and foreign exchange losses over the life of these transactions and further to ensure that Eksportfinans realizes a part of its expected profit margin between loan revenues and borrowings costs relating to government-supported lending.

     The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged. For further information regarding the Company’s balance sheet and off-balance sheet foreign currency items, see note 1(I) to the financial statements.

     As of December 31, 2003, approximately 62.0% of the Company’s capital was denominated in Norwegian kroner, with the remaining 38.0% denominated in other currencies. Because a greater percentage of the Company’s risk-weighted assets than its risk capital is denominated in currencies other than Norwegian kroner, the Company’s capital ratio is subject to fluctuations resulting from changes in exchange rates.

     Additionally, because the Company’s financial statements are reported in Norwegian kroner and a majority of our items are denominated in other currencies (predominantly U.S. dollars and euro), the levels of items reflected in our financial statements are subject to fluctuations as a result of changes in the U.S. dollar and euro/krone exchange rates. In particular, a substantial part of the Company’s net interest income is denominated in U.S. dollars and euro, while we pay taxes, the dividend to shareholders and administrative expenses in Norwegian kroner.

     The Board of Directors has approved this currency risk and at the present time the Company can have aggregate net positions in foreign currencies equivalent to NOK 180 million (USD 27.0 million). The company has not exceeded this amount in 2003.

     The potential decrease in fair value of the Company’s financial instruments that would have resulted from a hypothetical 10% adverse change in foreign currency exchange rates as of December 31, 2003 is NOK 22.5 million (NOK 14.6 million in 2002) in the trading portfolio and NOK 27.5 million (NOK 25.3 million in 2002) in our non-trading portfolios. The increase in the exposure with respect to the currency exchange rate is determined by an increase in the size of the trading portfolio from 2002 to 2003, but also by a change in the overall composition of our portfolios due to current market conditions.

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

     The table below displays the change in fair values given an increase in interest rates of 1% on December 31, 2003. The interest rate exposure takes into account that interest rate fixings occur at different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However the interest rate exposure may be overestimated since it does not account for covariance between the selected interest points.

     The interest rate exposure relative to a one percentage point increase is derived by multiplying the one basis point value by one hundred. The method does not account for possible convexity effects.

Company

(NOK thousands)	1 month	3 months	1 year	5 years	Total
Trading portfolio:
USD	(85)	315	(57)	(262)	(89)
EUR	(405)	1,390	(385)	(864)	(264)

Total	(490)	1,705	(442)	(1,126)	(353)

Other
NOK	(5,464)	4,026	(5,498)	(6,277)	(13,213)
USD	(280)	(3,283)	1,123	(1,242)	(3,682)
EUR	1,644	(2,777)	(185)	(5,644)	(6,962)
Other currencies	80	57	(1,759)	1,675	53

Total	(4,020)	(1,977)	(6,319)	(11,488)	(23,804)

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

     The Company maintains a continuous assessment of market conditions in order to decide the level of exposure to interest rate changes. The Company has aimed at reducing and containing the level of exposure to interest rate changes. The reduction of exposure has been conducted through a reduction of long asset positions, through time decay, but also through the use of financial derivatives. The ongoing management of financial instruments is in accordance with the Company’s guidelines for asset and liabilities management and risk management. The management view on risk and return may at any time be reflected in a change in the overall level of exposure and in the shift in exposure from one portfolio to the other.

     The potential decrease in fair value that would have resulted from a hypothetical 1% adverse change in interest rates as of December 31, 2003 is NOK 0.4 million (NOK 10.6 million in 2002) in the trading portfolio and NOK 23.8 million in the non-trading portfolios (NOK 14.5 million in 2002). The total interest rate exposure decreased from NOK 25.1 million in 2002 to NOK 24.2 million in 2003.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

Item 15. CONTROLS AND PROCEDURES

     Under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date. There have been no changes in our internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to affect materially, our internal controls over financial reporting.

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     As per December 31, 2003, Anders Laegreid acted as the “audit committee financial expert”, independent of management.

Item 16B. CODE OF ETHICS

     Eksportfinans has a code of ethics that applies to Eksportfinans’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Eksportfinans has made its code of ethics publicly available on its internet website on www.eksportfinans.no.

Item 16. C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Audit fees consists of the following for the years ended December 31:

(NOK thousands)	2003	2002	2001
Audit fees	2,768	2,654	3,494
Audit-related fees	115	156	212
Tax fees	90	151	163

No fees were paid other than those listed above.

     The Board of Directors has developed an “Audit Committee Charter”, a “Policy for Auditor Independence” and an “Audit Committee Audit and Non-Audit Pre-Approval Policy” that concern pre-approval of an independent accountant for the performance of audit and non-audit services.

PART III

Item 17. FINANCIAL STATEMENTS

     Not applicable.

Item 18. FINANCIAL STATEMENTS

     The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers DA, independent accountants, are incorporated by reference in this Item 18:

Page
Report of independent accountants	F-1
Statements of income for the three years ended December 31, 2003	F-2
Balance sheets at December 31, 2002 and 2003	F-3

Page
Statements of cash flows for the three years ended December 31, 2003	F-4
Notes to financial statements	F-5

Item 19. EXHIBITS

1.1	Articles of Association (English translation) (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC June 20, 2003)
2.1	Form of Indenture, dated as of February 1, 1996, between the Company and The Bank of New York (formerly United States Trust Company of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 2 to Form F-3 (No. 33-99538) filed with the SEC February 2, 1996)
7.1	Computation of ratio of earnings to fixed charges
8.1	Significant subsidiaries (incorporated herewith)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a – 14(a).
12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a).
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of independent accountants

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

EKSPORTFINANS ASA

By: /s/ TOR F. JOHANSEN
Tor F. Johansen President and Chief Executive Officer

Dated: March 25, 2004

REPORT OF INDEPENDENT AUDITORS

Report issued in accordance with US generally accepted auditing standards

To the Board of Directors of Eksportfinans ASA

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows present fairly, in all material respects, the consolidated financial position of Eksportfinans ASA at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Norway. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Norway and the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in Norway vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 and 38 to the consolidated financial statements.

/s/ PricewaterhouseCoopers DA

Oslo, Norway
February 19, 2004

EKSPORTFINANS

STATEMENTS OF INCOME

	For the year ended December 31,
	(NOK thousands, except per share data)
	2003	2002	2001
Interest and related income
Interest and related income on loans and receivables due from credit institutions	66,794	98,687	244,471
Interest and related income on loans and receivables due from customers	1,356,141	1,402,531	2,383,790
Interest and related income on securities	844,158	951,980	2,080,229
Other interest and related income	8,863	9,941	8,659

Total	2,275,956	2,463,139	4,717,149

Interest and related expenses
Interest and related expenses on short-term and long-term debt	(1,775,175)	(1,965,961)	(4,073,145)
Interest and related expenses on subordinated debt	(11,974)	(38,404)	(112,170)
Interest and related expenses on preferred capital securities	(20,270)	(35,881)	(59,361)
Other interest and related expenses	(16,265)	(16,576)	(12,257)

Total	(1,823,684)	(2,056,822)	(4,256,933)

NET INTEREST INCOME	452,272	406,317	460,216

Income (losses) on investment in joint venture	(236)	(184)	0
Income (expenses):
Commissions earned and income related to banking services	16,963	5,134	0
Commissions paid and expenses related to banking services	(5,724)	(6,121)	(6,921)

Total	11,239	(987)	(6,921)

Gains (losses):
Net gains (losses) on securities	23,262	8,362	10,584
Net gains (losses) on foreign currencies	6,415	(3,059)	(5,846)

Total	29,677	5,303	4,738

Other Income (expenses):
Other operating income	5,038	8,035	6,416
Salaries and other administrative expenses	(118,481)	(99,905)	(98,464)
Depreciation	(14,066)	(16,247)	(11,899)
Other operating expenses	(13,702)	(11,831)	(10,630)
Realized loan losses	0	0	0

Total	(141,211)	(119,948)	(114,577)

INCOME BEFORE TAXES	351,741	290,501	343,456
Income taxes	(100,571)	(82,986)	(94,596)

NET INCOME	251,170	207,515	248,860

PER SHARE DATA:
Net income	1,655	1,367	1,639
Dividends	1,324	547	819

The accompanying notes are an integral part of these consolidated financial statements.

EKSPORTFINANS

BALANCE SHEET

	(NOK thousands)
	2003	2002
ASSETS
Cash	5	5
Loans and receivables due from credit institutions	2,558,582	3,535,379
Loans and receivables due from customers	58,223,424	50,114,519
Securities issued by governments and municipalities	968,519	1,118,378
Securities issued by others	39,381,779	35,530,952

Total securities	40,350,298	36,649,330

Investments in jointly controlled activity	592	828
Intangible assets	23,548	30,098
Fixed assets	125,812	128,763
Other assets	1,671,606	178,040
Accrued interest receivable	356,157	421,949
Prepaid pension cost	28,794	13,956

Total prepayments and accrued revenues	384,951	435,905

TOTAL ASSETS	103,338,818	91,072,867

LIABILITIES
Commercial paper and short-term notes	29,307,978	28,478,968
Long-term notes	70,701,057	58,825,115
Reacquired debt	(1,818,398)	(3,180,454)

Total borrowings through the issue of securities	98,190,637	84,123,629

Other liabilities	778,525	2,599,769
Accrued interest and other expenses	276,408	264,366
Deferred taxes	20,142	16,515

Accrued expenses and provisions	20,142	16,515

Subordinated debt	935,970	879,915
Preferred capital securities/Capital contribution securities	594,800	696,570

TOTAL LIABILITIES	100,796,482	88,580,764

SHAREHOLDERS’ EQUITY
Share capital	1,593,532	1,593,532
Share premium reserve	162,462	162,462
Other equity	786,342	736,109

TOTAL SHAREHOLDERS’ EQUITY	2,542,336	2,492,103

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	103,338,818	91,072,867

The accompanying notes are an integral part of these consolidated financial statements.

EKSPORTFINANS

STATEMENTS OF CASH FLOW

	For the year ended December 31,
	(NOK thousands)
	2003	2002	2001
Net income	251,170	207,515	248,860
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized losses (reversal of unrealized gains) on securities	(10,611)	(8,362)	(3,029)
Depreciation	14,066	16,244	11,899
Changes in operating assets and liabilities, excluding effects of acquisition:
Income on investment in joint venture	236	184	0
Accrued interest receivable	56,244	70,536	574,620
Other receivables	4,280	(40,424)	23,432
Accrued liabilities	432,238	(163,481)	(1,117,866)
Other	(10,903)	(1,781)	(5,860)

Net cash provided by operating activities	736,720	80,431	(267,944)

CASH FLOWS FROM INVESTING ACTIVITIES:
Disbursements on loans	(18,133,683)	(16,039,774)	(16,035,533)
Principal collected on loans	9,936,714	10,823,800	13,904,078
(Increase)/decrease in financial investments	(4,590,795)	(18,346,018)	(6,010,578)
Purchases of fixed assets	(5,043)	(21,161)	(32,745)
Proceeds from sales of fixed assets	478	781	346

Net cash used in investing activities	(12,792,329)	(23,582,372)	(8,174,432)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase/(decrease) in short-term debt	563,428	12,602,114	3,834,880
Proceeds from issuance of long-term debt	29,924,242	18,340,315	16,356,514
Principal payments on long-term debt	(18,247,466)	(8,109,485)	(9,846,963)
Payments to reacquire subordinated debt	0	(731,719)	(36,884)
Net decrease in preferred capital securities/Capital contribution securities	(72,700)	0	0
Proceeds on issuance of share capital	0	0	401,495
Dividends paid	(83,015)	(124,430)	(500,069)

Net cash provided by financing activities	12,084,489	21,976,795	10,208,973

Effect of exchange rate changes on cash and cash equivalents	5,003	(127,331)	3,247

Net increase/(decrease) in cash and cash equivalents	33,883	(1,652,477)	1,769,844
Cash and cash equivalents at beginning of year	428,441	2,080,918	311,074

Cash and cash equivalents at end of year	462,234	428,441	2,080,918

EKSPORTFINANS ASA

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Description of business and principles of consolidation

The consolidated financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The Company is the only specialized export lending institution in Norway that provides financing for a broad range of exports and for the international promotion of Norwegian industry, including the purchase of foreign assets and additional export-related activities. To a lesser extent, the Company also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. The Company provides both commercial loans and government-supported financing, under which subsidies are available according to the OECD Arrangement on Guidelines for Officially Supported Credits (the OECD Consensus) agreed to by most of the member countries of the Organization for Economic Cooperation and Development (the OECD). At the request of the Norwegian Government, the Company may also from time to time provide other types of financing. The Company also provides financing for Norwegian local authorities and companies owned by the local authorities.

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

Generally accepted accounting principles in Norway vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected shareholders’ equity and net income as of and for the years ended December 31, 2003 and 2002 to the extent summarized in note 34 to the financial statements.

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

(D) Other intangible asset

Capitalized costs (software) in connection with a new computer system were capitalized as tangible fixed assets for 2001 and 2002. These items have been classified as intangible fixed assets. The Company computes depreciation for these items on a straight-line basis over seven years.

(E) 108 Agreement (government-supported loans)

Part of the Company’s activity is covered by an agreement with the Norwegian government on the basis of Parliamentary Bill No. 108 (1977-78) (the “108 Agreement”). The 108 Agreement has been established so exporters of capital goods can be offered financing on terms that are in accordance with the OECD regulations. Interest income and interest expenses are stated in the accounts at the rates agreed under the 108 Agreement. The arrangement for covering the exchange rate risk and the interest rate differential established on the basis of the 108 Agreement requires the debiting or crediting of settlement accounts continuously throughout the year for realized payment differences related to lending and borrowing. Full coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the 108 Agreement. For more details see note 19.

(F) Loans

The Company reports loans that it has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, at their outstanding principal adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans.

(G) Non-performing loans

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

(H) Derivative financial instruments

The Company uses a variety of derivative interest and currency rate agreements as part of an overall risk-management strategy. Interest rate agreements include interest rate swaps and forward rate agreements (FRAs), while currency rate agreements include forward purchases/sales agreements and currency swap agreements. These financial instruments are used to hedge exposure to foreign currency and/or interest-rate risk connected to existing assets and liabilities. Note 30 shows the scope of the agreements made and provides a description and specification of their areas of application. In connection with the Company’s activities in the international capital markets, certain securities may be issued that include embedded derivatives; however, these are also hedged using derivatives. The embedded derivatives may be based on various different underlying markets, i.e. interest rates, foreign exchange, equities or commodities.

Deferral (hedge) accounting, as described below, is applied if certain hedging criteria are met. Deferral (hedge) accounting is applied only if the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item.

The Company uses interest-rate swaps or FRAs to synthetically change its fixed-rate debt to variable-rate debt or variable-rate debt to fixed-rate debt, respectively. Periodic payments or receipts under such agreements are recorded as part of the interest expense on the debt. Neither the interest rate agreements nor the unrealized gains or losses on these derivative contracts are recognized in the financial statements; however, the fair values of the financial instruments are disclosed in note 29. With respect to currency rate agreements, unrealized gains and losses on hedges of existing assets and liabilities are recognized in income by reference to the spot rate to offset the gains or losses reported on the foreign currency exposure that the hedge was intended to cover. These are included under “Other assets” or “Other liabilities” on the balance sheet. The difference between the spot and forward rates on the date of initiation of the agreement is amortized over the life of the agreement. See notes 19 and 22. When the assets or the liabilities are sold, the realized gains and losses on such hedges are ultimately recognized in income with the realized gains and losses of the hedged item. Cash flows from derivatives are recognized in the statement of cash flows and are included in the same category as that of the hedged item.

If a derivative instrument ceases to meet the criteria for deferral, any subsequent gains and losses are recognized in income. If the hedging instrument or the hedged item are sold or terminated prior to maturity, gains and losses on the hedging instrument are recognized in income.

Derivatives used to hedge exposure to foreign currency and/or interest-rate risk connected to trading securities are valued at fair value on the balance sheet, with changes in fair value recognized in income.

To a smaller extent the Company uses credit default swaps. Credit default swaps that do not hedge the credit exposure of an investment are treated as guarantees issued. See note 1(R); for information on the accounting principle for guarantees issued and note 35 for information about credit default swaps.

(I) Fair value

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

Fair value is used to value the trading portfolio and also in connection with transactions valued at the lower of acquisition cost and fair value. Price quotes from external dealers are mainly used as estimates of fair value. Additionally the company determines fair values based on discounted future cash flows. Further specification of the calculation of fair values appears in note 29.

(J) Foreign currencies

All balance sheet items and derivative agreements denominated in foreign currencies are translated on the balance sheet at the closing rates on the balance sheet date. Foreign currency positions on the balance sheet are disclosed in note 31. Foreign currency transactions in the statement of income are recorded at the relevant daily rates on the effective date of the transaction.

Part of the Company’s activities relating to loan receivables, liquid assets and funding are covered by the 108 Agreement and therefore are fully hedged against exposure to exchange rate changes related to loan receivables, funding and liquid assets. See note 19 for more information on the arrangement. Exchange rate differences are not recognized in the statement of income when such items are fully hedged. Net currency exchange rate translation is deferred under “Other assets” on the balance sheet.

In the case of other balance sheet items, all unrealized gains and losses are recognized in the statement of income. See note 5. Net exchange rate differences of derivative agreements hedging foreign currency balances are recorded under “Other assets” or “Other liabilities” on the balance sheet. See notes 19 and 22.

(K) Fixed assets

Equipment is stated at cost less accumulated depreciation. The Company’s land and office building were revalued in 1987. The revalued amount, net of deferred taxes, was credited to shareholders’ equity. Depreciation of the building since the revaluation in 1987 has been based upon the revalued amount. The Company computes depreciation on a straight-line basis as follows:

Annual percentage
Art and land	0
Building and installations	1.5
Cars	15
Furniture and improvements	20
Office equipment (incl. hardware)	25 and 33

(L) Securities

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

(M) Net income per share

Net income per share is based on shares outstanding at year-end. There are no potential dilutive instruments.

(N) Reverse repurchase (repo) agreements

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

(O) Issued debt

Debt issued to hedge trading assets is also carried at fair value with changes in fair value recognized in the statement of income. Other issued debt is carried at amortized cost.

(P) Reacquired debt

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

(Q) Treatment of commissions, premiums and discounts on funding and loans

Net non-recurring borrowing costs (premiums/discounts or commissions) are amortized on a straight-line basis over the period of the loan. These amounts are booked to the income statement in the line “Interest and related expenses on short-term and long-term debt”.

Lending commissions net of costs are accrued on a straight-line basis over the period of the loan to the income statement in the line “Interest and related income on loans and receivables due from customers”.

Commitment fees are deferred until the loan is released. The fee (net of costs) is then amortized over the life of the underlying loan. These amounts are booked to the income statement in the line “Interest and related income and loans and receivables due from customers”.

(R) Guarantees issued

Fees are accrued on a straight-line basis over the period of the guarantee. The income effect of guarantees issued is included in line item “Commissions earned and income related to banking services” in the income statement. The Company performs a review of each individual guarantee on a regularly basis to determine whether any evidence of impairment exists.

(S) Pension accounting

Pension costs are accounted for based upon an actuarial valuation, which allocates the annual cost of pensions in a systematic manner over the expected remaining service period of the employees. The calculated pension cost for the year (gross pension cost less estimated return on plan assets) is included in the statement of income under “salaries and other administrative expenses”.

(T) Cash and cash equivalents

Cash and cash equivalents include cash on hand and bank deposits with original remaining maturity shorter than three months. The definition of cash equivalents was changed in 2000. Prior to 2000 all bank deposits where defined as cash and cash equivalents.

(U) Taxes

The tax charge in the income statement includes both payable taxes for the period and changes in deferred tax. Deferred tax is calculated at 28% on the basis of the temporary differences which exist between accounting and tax values, and any carryforward losses for tax purposes at the year-end. Tax enhancing or tax reducing temporary differences, which are reversed or may be reversed in the same period, have been eliminated. The disclosure of deferred tax benefits on net tax reducing differences which have not been eliminated, and carryforward losses, is based on estimated future earnings. Deferred tax and tax benefits which may be shown in the balance sheet are presented net.

Tax on group contributions given, booked as an increase in the purchase price of shares in other companies, and tax on group contribution received, booked directly to equity, have been booked directly against tax in the balance sheet (offset against payable taxes if the group contribution has affected payable taxes, and offset against deferred taxes if the group contribution has affected deferred taxes).

(V) Future accounting developments

The European Commission issued a Regulation in 2002 requiring all listed companies to adopt International Financial Reporting Standards (IFRS formerly known as, the International Accounting Standards, or IAS) in their consolidated financial statements by 2005. The Regulation gives the member states an option to postpone the implementation of IFRS until 2007 for companies that only have listed debt securities. Norway has an agreement with EU that makes this regulation mandatory also for Norwegian companies. We expect that Norway will adapt the postponement option. Eksportfinans has only listed debt securities and we are therefore planning to adopt IFRS in our consolidated financial statements by 2007. We are in the process of reviewing the impact of IFRS on our accounts. The main differences between IFRS and our present accounting policies concerns the treatment of financial instruments. Under IFRS more instruments will be measured on fair value rather than on the traditional method of historical cost.

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

The credit risk related to existing derivative agreements is considered low as the parties involved are major Norwegian and international financial institutions and to some extent governments. See note 30.

The maximum exposure relating to any one counterparty (on and off-balance sheet credit risk) was approximately NOK 2,044 million and NOK 2,330 million as of December 31, 2003 and December 31, 2002, respectively.

Interest rate and foreign exchange risk

The interest rate and foreign exchange risk is the risk of incurring a loss because of changes in interest rates and foreign exchange rates, respectively.

The risk of changes in foreign exchange rates is reduced mainly by maintaining offsetting balances between payables and receivables in each currency and partly through the use of financial derivatives. See notes 1(H) and 30.

3. COMMISSIONS AND INCOME RELATED TO BANKING SERVICES

The statement of income line item “Commissions and income related to banking services” consists of the following for the years ended December 31:

(NOK thousands)	2003	2002	2001
Guarantee commissions	16,963	5,134	0

Total	16,963	5,134	0

Guarantee commissions relate to credit default swaps and other guarantees. See note 35. For years prior to 2002, the commissions were not significant and were included in net interest income.

4. COMMISSIONS AND EXPENSES RELATED TO BANKING SERVICES

The statement of income line item “Commissions and expenses related to banking services” consists of the following for the years ended December 31:

(NOK thousands)	2003	2002	2001
Guarantee commissions	7	442	354
Fees and other expenses	5,717	5,679	6,567

Total	5,724	6,121	6,921

5. NET GAINS/(LOSSES) ON SECURITIES AND FOREIGN CURRENCIES

The valuation principles for securities and foreign currency positions are described in note 1. The following gains and losses have been recorded in the statements of income for the years ended December 31:

Securities:

(NOK thousands)	2003	2002	2001
Unrealized gains/(losses)	8,729	(2,877)	3,009
Realized gains/(losses)	14,533	11,239	7,575

Net gains/(losses)	23,262	8,362	10,584

Foreign currency:

(NOK thousands)	2003	2002	2001
Unrealized gains/(losses)	7,697	3,352	(5,632)
Realized gains/(losses)	(1,282)	(6,411)	(214)

Net gains/(losses)	6,415	(3,059)	(5,846)

6. OTHER OPERATING INCOME

The statement of income item line “Other operating income” consists of the following for the years ended December 31:

(NOK thousands)	2003	2002	2001
Rental income	4,877	7,993	6,262
Other income	161	42	154

Total	5,038	8,035	6,416

7. SALARIES AND OTHER ADMINISTRATIVE EXPENSES

The statement of income line item “Salaries and other administrative expenses” consists of the following for the years ended December 31:

(NOK thousands)	2003	2002	2001
Salaries, pension expenses and social security costs	84,510	73,236	69,158
Administrative expenses	33,971	26,669	29,306

Total	118,481	99,905	98,464

In 1999, Eksportfinans introduced an incentive scheme that includes all employees. The total amount to be distributed is based on a formula relating to achieved return on equity compared to the risk free rate of interest. The amounts are distributed partly in relation to salaries and partly on a discretionary basis.

8. REMUNERATION

Remuneration consists of the following for the years ended December 31:

(NOK thousands)	2003	2002	2001
Salaries and other remuneration to employees and elected officers, including amounts paid to	55,634	52,290	48,729

Board of Directors	1,025	975	895
Committee of Representatives	340	329	267
Control Committee	392	392	346

President:	2,369	2,496	2,363

Salary	1,464	1,393	1,315
Incentive agreement	0	300	250
Pension costs	728	606	626
Other taxable benefits	177	197	172

Audit fees:

Audit fees	2,768	2,654	3,494
Audit-related fees	115	156	212
Tax fees	90	151	163

The President has a severance package covering salary and other remuneration for 18 months in the event that his employment is terminated by the Company.

9. PENSIONS

The Company’s defined benefit retirement plans cover substantially all of our employees. The plans are funded and managed through life insurance companies. Contributions by the Company are normally made annually.

The components of net pension expense are as follows for the years ended December 31:

(NOK thousands)	2003	2002	2001
Service cost	7,418	7,265	7,150
Interest cost on projected benefit obligation	6,143	5,602	5,194
Return on plan assets	(7,805)	(7,412)	(7,082)
Net amortization and deferral	1,330	201	303

Net pension expense	7,086	5,656	5,565

A summary of the funded status of the plans, calculated in accordance with FAS No. 87, is as follows (NOK thousands):

	December 31,
	2003	2002
Benefit obligation at beginning of year	(102,876)	(94,824)
Change in pension plan	0	0
Service cost	(7,418)	(7,265)
Interest cost	(6,143)	(5,602)
Actuarial gain/(loss)	(12,336)	4,001
Benefits paid	792	814

Benefit obligation at end of year	(127,981)	(102,876)

Fair value of plan assets at beginning of year	111,876	107,514
Actual return on plan assets	7,285	8,342
Employer contribution	21,924	4,190
Actuarial gain/(loss)	(11,131)	(7,356)
Benefits paid	(792)	(814)

Fair value of plan assets at end of year	129,162	111,876

Excess of plan assets (primarily equities and bonds) over projected benefit obligation	1,181	9,000
Unrecognized net transition asset	27,300	4,254
Unrecognized cumulative loss since January 1, 1989	2,197	2,599
Unrecognized prior service cost	(1,884)	(1,897)

Prepaid pension cost, net	28,794	13,956

The calculations are based on the following assumptions for the years ended December 31:

(percent)	2003	2002	2001
Discount rate	6.0	6.0	6.0
Wage increase rate	4.0	4.0	4.0
Pension increase rate	3.0	3.0	3.0
Expected return on plan assets	7.0	7.0	7.0

Plan Assets

The Company’s pension plan asset allocation at December 31, 2002, and 2003, target allocation for 2004, and expected long-term rate of return by asset category are as follows:

		Percentage of Plan
		Assets
	Target Allocation	at December 31		Weighted- Average Expected
				Long-Term Rate
Asset Category	2004	2003	2002	of Return - 2003
Equity securities	15-30%	11%	18%	9.0%
Debt securities	50-70%	70%	66%	5.9%
Real estate	10-15%	11%	12%	8.0%
Other	3-10%	8%	4%	5.0%
TOTAL		100%	100%	6.7%

The maturities of debt securities at December 31, 2003, range from 2 weeks to 13 years with a weighted-average maturity of 4.6 years. The maturities of debt securities at December 31, 2002, range from 2 weeks to 13 years with a weighted-average maturity of 4.5 years.

Employer Contributions	Pension Benefits (NOK thousands)
2002	6,451
2003	27,871
2004 (expected)	6,298

It is estimated that NOK 6,298 thousands is needed to satisfy minimum funding requirements.

Benefit Payments

(NOK thousands)	Pension Benefits
2002	792
2003	814

10. FIXED ASSETS

The Company owns approximately 68% of the space in an office building in Oslo, Norway, in which its offices have been located since 1980. The Company utilizes approximately 60% of the building space it owns, and leases the remainder of its space to third parties.

The components of fixed assets are as follows for the periods presented:

Fixed assets

(NOK thousand)	Equipment and cars	Buildings and land	Total
Cost:
December 31, 2001	73,391	108,467	181,858
Previous revaluation	0	56,886	56,886
Additions during the year	4,443	220	4,663
Disposals during the year	(2,272)	0	(2,272)

December 31, 2002	75,562	165,573	241,135

Accumulated depreciation:
December 31, 2001	(55,306)	(46,273)	(101,579)
Current year depreciation	(8,413)	(2,380)	(10,793)
Disposals	0	0	0

December 31, 2002	(63,719)	(48,653)	(112,372)

Net book value at December 31, 2002	11,843	116,920	128,763

Cost:
December 31, 2002	75,562	108,686	184,248
Previous revaluation	0	56,886	56,886
Additions during the year	5,043	0	5,043
Disposals during the year	(1,357)	0	(1,357)

December 31, 2003	79,248	165,572	244,820

Accumulated depreciation:
December 31, 2002	(63,719)	(48,653)	(112,372)
Current year depreciation	(5,136)	(2,380)	(7,516)
Disposals	880	0	880

December 31, 2003	(67,975)	(51,033)	(119,008)

Net book value at December 31, 2003	11,273	114,539	125,812

Intangible assets

		Other intangible
(NOK thousand)	Goodwill*)	assets	Total
Cost:
December 31, 2001	6,680	22,049	28,729
Previous revaluation	0	0	0
Additions during the year	0	16,468	16,468
Disposals during the year	0	0	0
December 31, 2002	6,680	38,517	45,197

Accumulated depreciation:
December 31, 2001	(3,340)	(6,306)	(9,646)
Current year depreciation	(1,336)	(4,117)	(5,453)
Disposals	0	0	0

December 31, 2002	(4,676)	(10,423)	(15,099)

Net book value at December 31, 2002	2,004	28,094	30,098

Cost:
December 31, 2002	6,680	38,517	45,197
Previous revaluation	0	0	0
Additions during the year	0	0	0
Disposals during the year	0	0	0
December 31, 2003	6,680	38,517	45,197

Accumulated depreciation:
December 31, 2002	(4,676)	(10,423)	(15,099)
Current year depreciation	(1,336)	(5,214)	(6,550)
Disposals	0	0	0

December 31, 2003	(6,012)	(15,637)	(21,649)

Net book value at December 31, 2003	668	22,880	23,548

*) Goodwill was acquired in connection with the acquisition of Kommunekreditt.
Goodwill is amortized over 5 years in equal monthly amount.

Fixed assets and intangible assets are depreciated on a straight-line basis. See description in note 1.

11. OTHER EXPENSES

The statement of income line item “Other expenses” consists of the following for the years ended December 31:

(NOK thousands)	2003	2002	2001
Building maintenance	5,285	5,910	6,595
Other expenses	8,417	5,921	4,035

Total	13,702	11,831	10,630

12. NON-PERFORMING LOANS

The Company has to date experienced no loan losses and has collected the full principal amount and interest due on all loans extended by it either from the original borrowers or through the related guarantees, credits insurance or other credit support for such loans. Accordingly, the Company does not place these non-performing loans on non-accrual status.

The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	As of December 31,
(NOK thousands)	2003		2002	2001		2000	1999
Non-performing loans (interest and principal) of more than 90 days	2,986		4,353	13,037		773	79

Expected to be collected from guarantor (1)	2,607	(3)	4,353	12,997	(4)	380	61
Expected to be collected from the borrower (2)	379		0	40		393	18

(1)	All loans expected to be collected from guarantor are to foreign counterparties.

(2)	67% of loans expected to be collected from the borrower are to foreign counterparties.

(3)	The December 31, 2003 amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default.

(4)	The increase in 2001 was mainly due to delayed payment from one of the Company’s borrowers.

All such amounts delinquent in past years have been collected.

The accounting and loan security principles are described in note 1.

13. TAXES

The following is a reconciliation of the difference between income before taxes and taxable income for the years ended December 31:

(NOK thousands)	2003	2002	2001
Income before taxes	351,741	290,501	343,456
Permanent differences	5,348	5,883	5,097
Change in temporary differences	(12,954)	3,290	(3,864)

Taxable income	344,135	299,674	344,689

Current taxes	96,355	83,892	89,529
Withholding taxes paid	7	59	4,032
Change in last year’s tax provision	582	(44)	(7)
Change in deferred taxes	3,627	(921)	1,042

Total income taxes reported in statement of income	100,571	82,986	94,596

The statutory tax rate for Norwegian limited companies is 28%. The effective income tax rate was 28.6%, 28.6% and 27.5% for the years ended December 31, 2003, 2002 and 2001, respectively. The difference between the statutory and effective tax rates for the periods presented are primarily attributable to different tax rates being applied on certain transactions in foreign tax jurisdictions.

Deferred income taxes are calculated on the basis of temporary differences that exist between accounting and tax values at the balance sheet date. A specification of these temporary differences is presented below along with calculations of the deferred income taxes at year-end:

	December 31,
(NOK thousands)	2003	2002
Revaluation of fixed assets	44,678	45,498
Unrealized writedown on investments	5,373	(8,230)
Depreciation	3,251	2,048
Employee retirement plan	17,685	17,212
Other temporary differences	950	2,454

Net increase in temporary difference	71,937	58,982

Deferred income tax liability at 28%	20,142	16,515

The Company’s increasing and reducing temporary differences, which are reversed, or can be reversed, in the same period, have been offset against each other.

14. LOANS AND RECEIVABLES DUE FROM CREDIT INSTITUTIONS

The balance sheet line item “Loans and receivables due from credit institutions” consists of the following:

	December 31,
(NOK thousands)	2003	2002
Bank deposits	1,271,428	1,431,549
Reverse repos with credit institutions	333,750	1,036,671
Other loans (also included in note 15)	953,404	1,067,159

Total	2,558,582	3,535,379

At December 31, 2003 and 2002, bank deposits included compensating balances of NOK 7.2 million and NOK 6.9 million, respectively, for employee “tax”.

At December 31, 2003 and 2002, the fair value of collateral accepted by the Company that can be sold or repledged was NOK 334.5 million and NOK 1,012.1 million, respectively. Such collateral is obtained under reverse repo agreements. None of these have been sold or repledged at year-end.

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

Total loans

	December 31,
(NOK thousands)	2003	2002
Loans due from credit institutions	953,404	1,067,159
Loans due from customers	58,223,424	50,114,519

Total	59,176,828	51,181,678

Loans by commercial and government-supported loans

	December 31,
(NOK thousands)	2003	2002
Commercial loans	54,945,170	46,966,319
Government-supported loans	4,231,658	4,215,359

Total	59,176,828	51,181,678

Loans by category

	December 31,
(NOK thousands)	2003	2002
Capital goods	6,073,341	6,220,092
Ships	8,821,059	9,400,341
Export-related and international activities (1)	7,559,392	7,429,591
G-24 (2)	16,688	42,491
Loans to Norwegian municipalities	36,706,348	28,089,163

Total	59,176,828	51,181,678

(1) “Export-related and international activities” consists of loans to the categories disclosed in the table below:

	December 31,
(NOK thousands)	2003	2002
Oil and gas	446,965	343,003
Pulp and paper	1,392,949	1,377,474
Engineering and construction	460,662	421,195
Aluminium, chemicals and minerals	531,195	381,493
Pharmaceuticals	90,220	127,095
Aviation and shipping	1,403,419	2,495,898
Hydro electric power	753,720	175,000
Real estate management	2,331,314	1,635,856

	December 31,
(NOK thousands)	2003	2002
Other categories	148,948	472,577

Total	7,559,392	7,429,591

(2) G-24 loans are balance of payments loans to certain countries in Eastern Europe, a loan scheme administered by Eksportfinans on behalf of the Norwegian government in accordance with the articles of association of Eksportfinans, which authorizes financing “approved or requested by Norwegian authorities”. Under the Company’s Articles of Association, the majority of all loans are required to be supported by or extended with guarantees or other sources of insurance.

Loans classified by type of credit exposure

	December 31,
(NOK thousands and per cent)	2003		2002
Government guarantees	6,884,760	11.7%	6,696,924	13.1%
Loans to and guarantees from Norwegian authorities	36,706,349	62.0%	28,089,163	54.9%

Public sector borrowers/guarantors	43,591,109	73.7%	34,786,087	68.0%
Norwegian bank guarantees	13,680,413	23.1%	14,171,065	27.7%
Foreign bank guarantees	1,905,306	3.2%	2,224,526	4.3%

Total	59,176,828	100.0%	51,181,678	100.0%

As of December 31, 2003:

Guarantees issued by the Norwegian government and its agencies supported 11.4% of total loans, and no loan to a single customer guaranteed by the Norwegian government or its agencies exceeded 1.0% of total loans. Guarantees issued by the three Norwegian banks, which owned approximately 70.4% of the Company’s share capital as of December 31, 2003, supported 22.1% of total loans. Guarantees issued by Den norske Bank ASA supported 17.9% of total loans, and no loan to a single customer guaranteed by Den norske Bank ASA exceeded 2.2% of total loans. Guarantees issued by Nordea Bank Norge ASA supported 1.4% of total loans, and no loan to a single customer guaranteed by Nordea Bank Norge ASA exceeded 0.3% of total loans. Guarantees issued by Union Bank of Norway supported 2.8% of total loans, and no loan to a single customer guaranteed by Union Bank of Norway exceeded 0.5% of total loans.

Geographic distribution by Borrower’s country

	December 31,
(NOK thousands)	2003	2002
Norway	51,896,568	43,773,260
Other countries:
Industrialized	2,351,714	2,204,366
Developing	4,928,546	5,204,052

Total	59,176,828	51,181,678

Loans by currency

	December 31,
	2003		2002
(Amounts in thousands)	Currency	NOK	Currency	NOK
NOK	41,169,293	41,169,293	31,933,055	31,933,055
USD	2,153,488	14,374,530	2,307,612	16,074,133
EURO	353,906	2,980,775	320,334	2,335,554
SEK	329,939	306,084	542,304	431,023
GBP	17,953	213,573	24,463	273,866
CAD	14,682	75,801	9,677	42,754
JPY	487,011	30,389	667,066	39,131
DKK	19,648	22,230	48,762	47,880
CHF	769	4,153	854	4,282

Total		59,176,828		51,181,678

Loans maturing in each of the five years subsequent to December 31, 2003 and thereafter are as follows (NOK millions):

2004	25,893.5
2005	5,391.3
2006	4,768.1
2007	5,745.2
2008	3,374.3
Thereafter	14,004.4

Total	59,176.8

16. SECURITIES

	December 31,
(NOK thousands)	2003			2002
	Book value	Fair value	Acquisition cost	Book value	Fair value	Acquisition cost
Trading securities	15,652,150	15,652,150	15,897,274	12,609,955	12,609,955	12,633,985
Securities available for sale	23,851,610	24,081,132	23,855,014	23,198,471	23,581,144	23,236,051
Securities held to maturity	846,538	991,054	860,837	840,904	994,194	860,532

Total	40,350,298	40,724,336	40,613,125	36,649,330	37,185,293	36,730,568

The valuation principles are described in note 1.

	December 31,
(NOK thousands)	2003			2002
	Trading	Securities	Securities held to	Trading	Securities	Securities held to
Book value	portfolio	available for sale	maturity	portfolio	available for sale	maturity
NOK	0	4,618,743	632,410	0	3,844,334	627,081
USD	1,783,298	6,788,802	120,150	3,248,444	8,248,881	125,383
EUR	13,868,852	10,826,826	0	9,361,511	9,302,756	0
Other	0	1,617,239	93,978	0	1,802,500	88,440

Total	15,652,150	23,851,610	846,538	12,609,955	23,198,471	840,904

Listed securities	15,652,150	20,331,993	720,490	12,609,955	17,465,898	705,743

The specific risk categories of the securities portfolio, using capital adequacy regulations, is as follows:

	December 31,
(NOK thousands)	2003	2002
Counterparty risk category:
Government (0% risk weight)	1,112,034	1,088,850
Norwegian state enterprises (10% risk weight)	25,085	25,135
Financial institutions and other companies (20% risk weight)	39,004,801	35,325,638
Other companies (100% risk weight)	208,378	209,707

Total	40,350,298	36,649,330

As of December 31, 2003, total securities includes NOK 119 million (NOK 112 million in 2002) relating to subordinated debt issued by financial institutions.

Securities classified as available for sale consist of the following:

	December 31,
	2003				2002
		Gross	Gross			Gross	Gross
	Carrying	unrealized	unrealized		Carrying	unrealized	unrealized
(NOK millions)	amount	gains	losses	Fair value	amount	gains	losses	Fair value
Government (0% risk weight)	290	11	2	299	273	14	0	287
Financial institutions and other 20% weighted companies	23,354	236	25	23,565	22,715	364	10	23,069
Other companies (100% risk weight)	208	9	0	217	210	15	0	225

Total	23,852	256	27	24,081	23,198	393	10	23,581

During 2003 the Company sold NOK 3,453 million (nominal value) of bonds classified as available for sale. Gross realized gains and losses on these sales amounted to NOK 7.9 million and NOK 0.7 million, respectively. During 2002 the Company sold NOK 4,833 million (nominal value) of securities classified as available for sale. Gross gains and losses on these sales amounted to NOK 7.74 million and NOK 1.3 million, respectively. We use the weighted average cost method to determine the cost of securities sold.

Securities classified as available for sale have the following remaining maturity at December 31, 2003:

(NOK millions)	December 31, 2003
	Carrying amount	Fair value
Within 1 year	5,054	5,059
After 1 year through 5 years	17,920	18,091
After 5 years through 10 years	878	931

Total	23,852	24,081

Securities classified as held to maturity consist of the following:

	December 31,
	2003				2002
		Gross	Gross			Gross	Gross
	Carrying	unrealized	unrealized		Carrying	unrealized	unrealized
(NOK millions)	amount	gains	losses	Fair value	amount	gains	losses	Fair value
Government securities	822	142	0	964	816	152	0	968
Norwegian state enterprises	25	2	0	27	25	1	0	26

Total	847	144	0	991	841	153	0	994

Securities classified as held to maturity have the following remaining maturity at December 31, 2003:

(NOK millions)	December 31, 2003
	Carrying amount	Fair value
Within 1 year	527	552
After 1 year through 5 years	106	116
After 5 years through 10 years	94	135
After 10 years	120	188

Total	847	991

Movements in securities classified as held to maturity are as follows at December 31, 2003:

	December 31,
(NOK thousands)	2003	2002
Opening balance	840,904	1,063,587
Net additions/(disposals)(*)	(3,553)	(228,669)
Premiums/discounts	9,187	5,986

Closing balance	846,538	840,904

(*)There have been no disposals from this portfolio. The amount is due to matured securities.

At December 31, 2003 the carrying amount of securities classified as held to maturity of NOK 847 million was NOK 8 million lower (due to discounts) than the nominal value NOK 855 million.

The average annualized return on investments in securities was 2.0% in 2003. The calculation has been made by viewing total income in proportion to average volume for the year. There are no material interest rate differences for the various categories.

17. INVESTMENTS IN JOINTLY CONTROLLED ACTIVITY

Eksportfinans’s wholly owned subsidiary Kommunekreditt has an ownership share in the company KommuneKonsult AS. The ownership of 50% (jointly controlled activity) is booked in the company accounts of Kommunekreditt according to the equity method.

KommuneKonsult AS, Beddingen 8, Trondheim

Company share capital (NOK)	Number of shares	Ownership percentage	Voting percentage
2,000,000	2,000	50	50

(NOK thousands)
Acquisition cost (May 14, 2002)	1,013
Share of equity at the time of acquisition	1,013

Value of the investment in the accounts of the company:

(NOK thousands)
Balance sheet value at December 31, 2002	828
+ share of net income	(236)

Balance sheet value at December 31, 2003	592

18. INVESTMENTS IN GROUP COMPANIES

Kommunekreditt Norge AS, Beddingen 8, Trondheim

Company share capital (NOK)	Number of shares	Ownership percentage
400,000,000	4,000,000	100

(NOK thousands)
Share of equity at the time of acquisition (June 22, 1999)	111,323
+ Goodwill	6,680

Acquisition cost	118,003

Value of the investment in the accounts of Eksportfinans:

(NOK thousands)
Balance sheet value at December 31, 2002	439,855
+ Share of net income	38,823
- Amortization of goodwill	1,336

Balance sheet value at December 31, 2003	477,342

19. OTHER ASSETS

The balance sheet line item “Other assets” consists of the following:

	December 31,
(NOK thousands)	2003	2002
Exchange rate adjustments of derivatives (ref. note 1 (J))	1,466,753	0
Settlement account 108, 2001	0	24,534
Settlement account 108, 2002	38,767	38,767
Settlement account 108, 2003	35,437
Unrealized exchange rate differences for the 108 settlement account	34,527	32,284
Loans to employees (primarily mortgage loans)	75,776	77,113
Others	20,346	5,342

Total	1,671,606	178,040

The arrangement for covering the exchange rate risk and interest rate differential established on the basis of the 108 Agreement entails that settlement accounts are debited or credited continuously throughout the year for realized payment differences related to lending and borrowing. The balances for the 108 settlement account as of December 31, 2003 and 2002 amounted to NOK 35.4 million and NOK 38.8 million, which are due for payment in 2005 and 2004, respectively.

Under an arrangement established in 1978, the Norwegian Government guarantees the Company a profit margin between the Company’s revenues from loans and borrowing costs relating to government-supported transactions. The arrangement establishes rates (reference rates) with respect to the Company’s borrowing activities relating to government-supported transactions (interest, borrowing costs and foreign exchange) and its lending activities relating to government-supported transactions (interest, other lending costs and foreign exchange). The profit margin is determined by the difference between reference rates for such borrowings and such lendings.

The arrangement also establishes reference rates (interest and foreign exchange) with respect to the Company’s bank deposits in foreign currencies. Monetary effects of differences between the reference rates and the actual rates are recorded in a Settlement Account maintained by the Company. Any annual deficit in the Settlement Account in excess of the amount to be covered by the Company is contributed by the Government. A surplus balance in the Settlement Account at year-end is distributed between the Government and the Company on the same basis as our respective contributions in the years that the Settlement Account showed a deficit. These amounts (due from the Government) bear interest at a rate of 7% per annum at the end of each monthin which the deficits occurred until payment is made.

20. SHORT-TERM DEBT

Short-term debt consists of commercial paper issued in the United States and European markets, Sterling acceptance credits and funding through the Company’s euro medium term note program (“EMTN”) (1). The following is a summary of amounts outstanding as of December 31:

(NOK millions)	2003	2002
Carrying amount	29,308	28,479
Latest maturity dates	December 24, 2004	December 19, 2003

(1)	These are non-callable as well as single- or multi-callable EMTNs; forex-linked; nikkei-linked; US treasury convertibles and equity exchangeables.

The average annualized interest rate for short-term issues in 2003 was 1.40%. The calculation has been made by viewing total costs in proportion to average volume for the year.

\

21. LONG-TERM DEBT

The following is a summary of long-term senior debt outstanding at December 31, 2003 and 2002. The issues are grouped by interest rate level and possible interest rate structure with the maturity range specified. Please note that debt in the European Monetary Union currencies is grouped under European euro (“EUR”). Footnotes are utilized to explain special structures.

		December 31,
		2003	2003	2002
		Local currency	NOK	NOK
Face amount		in thousands	thousands	thousands
Norwegian Kroner (“NOK”) debt:
4.66% -7.63% issues due 2004 – 2013 (1)	NOK	6,025,000	6,025,000	4,525,098
Floating rate issues due 2006 – 2008 (2)	NOK	725,810	725,810	700,000
Fund-linked issues due 2008 (3)	NOK	187,500	187,500	187,500
Share index linked issue (4)	NOK	247,941	247,941	129,072
Credit linked note due 2007 (5)	NOK	85,000	85,000	85,000
Foreign currency debt:
U.S. Dollar (“USD”) debt:
0% - 10% issues due 2005 – 2022	USD	2,150,200	12,350,085	17,672,992
Commodity-indexed issue due 2003	USD	0	0	149,763
Floating rate and structured coupon issues due 2004 – 2005 (6)	USD	276,900	1,848,307	2,280,570
Australian Dollar (“AUD”) debt:
2,00% - 7.25% issues due 2004 – 2021	AUD	113,000	566,548	445,706
Swiss Franc (“CHF”) debt:
1,26% - 3,51% issues due 2004 – 2013	CHF	1,700,000	9,185,950	4,764,060
Pound Sterling (“GBP”) debt:
6.00% issues due 2009	GBP	100,000	1,189,600	1,735,225
Japanese Yen (“JPY”) debt:
Issues due 2004 – 2022 (7)	JPY	281,030,000	17,535,710	21,036,421
Euro (“EUR”) debt:
2.40% - 8.40% issues due 2005 – 2021	EUR	1,102,172	9,283,044	905,774
Index linked issues due 2005 – 2011 (8)	EUR	35,050	295,209	815,134
Credit linked notes due 2008 – 2011 (9)	EUR	13,500	113,704	98,429
Fund linked notes due 2004 – 2010	EUR	122,310	1,030,156	0
Swedish Kroner (“SEK”) debt:
5.20% - 6.875% issues due 2004 – 2007	SEK	2,350,000	2,180,095	1,867,780
Danish Kroner (“DKK”) debt:
0% - 4.00% issues due 2004 – 2008	DKK	887,857	1,004,521	169,657
Floating rate issues due 2007	DKK	87,070	98,511	0
Hong Kong Dollar (“HKD”) debt:
2.91% - 8.02% issues due 2004 – 2011	HKD	931,000	800,474	777,171
Floating Rate issue due 2004 (10)	HKD	275,000	236,445	245,658
New Zealand Dollar (“NZD”) debt:
6.00% issues due 2006	NZD	100,000	437,990	0
Canadian Dollar (“CAD”) debt:
3.55% - 4.37% issues due 2007 – 2008	CAD	994,000	5,131,724	0
South African Rand (“ZAR”) debt:
10.0% issues due 2005	ZAR	300,000	300,810	240,090
Czech Republic (“CZK”) debt:
3.14% issues due 2010	CZK	500,000	129,100	0

Deferred premiums/discounts or commissions			(646,109)	(5,985)
Gross long-term notes issued			70,701,057	58,825,115
Re-acquired debt at nominal value			(1,818,398)	(3,180,454)

Total long-term notes issued			68,882,659	55,644,661

Notes

(1)	Including one-time callable issues.

(2)	Floating base is NIBOR minus 10 to plus 60 basis points (NIBOR = Norwegian Interbank Offered Rate).

(3)	The Redemption Amounts are determined by the development of the Morgan Stanley Dean Witter SICAV European High Yield Fund.

(4)	The Redemption Amounts are determined by the development of a basket of five major share indices.

(5)	Credit linked to Storebrand ASA.

(6)	Floating base is USD LIBOR minus 5 to 25 basis points for two of the four issues, and USD LIBOR plus 33 basis points for the other two.

(7)	Non-callable as well as single- or multicallable issues (or trigger issues) in the form of fixed rate; dual currency; reversed dual currency; power reversed dual currency; forex-linked; nikkei-linked; fund-linked; high premium / high coupon; multi yield curve-linked and step-down coupon issues.

(8)	Mainly CAC40-linked.

(9)	Credit linked to government bonds in Egypt, Morocco and Turkey, respectively.

(10)	Floating base is HIBOR plus 25 basis points (HIBOR = Hong Kong Interbank Offered Rate).

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

Long-term debt, subordinated debt and preferred capital securities maturities, after deducting the carrying amount of repurchased debt securities held as treasury notes, for each of the five years subsequent to December 31, 2003 and thereafter were as follows on December 31, 2003 (NOK millions):

2004	11,945.2
2005	9,257.7
2006	10,489.0
2007	11,686.1
2008	11,643.8
Thereafter	16,037.8

Total	71,059.6

22. OTHER LIABILITIES

	December 31,
(NOK thousands)	2003	2002
Exchange rate differences on derivatives (note 1)	0	2,374,147
Other short-term liabilities	682,169	141,730
Taxes payable	96,356	83,892

Total	778,525	2,599,769

Allocated dividends of NOK 200.9 million and NOK 83.0 million are included in other short-term liabilities at December 31, 2003 and 2002, respectively.

23. ACCRUED INTEREST AND OTHER EXPENSES

	December 31,
(NOK thousands)	2003	2002
Accrued interest payable	264,376	255,297
Social security costs and salaries	12,032	9,069

Total	276,408	264,366

24. SUBORDINATED DEBT

	December 31,
(NOK thousands)	2003	2002
Subordinated debt in JPY	935,970	879,915

The Company’s subordinated debt consists of one loan for JPY 15 billion, at DEM 5.51 per cent, AUD 6.01% or USD 6.61% fixed rate per annum. A swap agreement for the loan has been arranged, which converts the Company’s interest obligation to a USD floating rate of interest. The loan matures in 2015.

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

25. CAPITAL CONTRIBUTION SECURITIES

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

26. SHAREHOLDERS’ EQUITY

A summary of changes in shareholders’ equity for the two years ended December 31, 2003, is as follows:

			Share premium		Reserve for
(NOK thousands)	Number of shares	Share capital	reserve	Other equity	valuation variances	Total
Balance at Dec 31, 2001 (restated)	151,765	1,593,532	162,462	596,753	14,857	2,367,604
Allocations of net income	0	0	0	197,872	9,643	207,515
Cash dividend proposed	0	0	0	(83,016)	0	(83,016)

Balance at Dec 31, 2002	151,765	1,593,532	162,462	711,609	24,500	2,492,103
Allocations of net income	0	0	0	213,682	37,488	251,170
Cash dividend proposed	0	0	0	(200,937)	0	(200,937)

Balance at Dec 31, 2003	151,765	1,593,532	162,462	724,354	61,988	2,542,336

The nominal value of each share was NOK 10,500 as of December 31, 2003, 2002, 2001, 2000, 1999, 1998 and NOK 105,000 as of December 31, 1997.

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

27. SHAREHOLDERS

As of December 31, 2003, Eksportfinans had share capital of NOK 1,593.5 million divided into 151,765 shares with nominal value of NOK 10,500 per share.

Shareholders	Number of shares	Ownership percentage
Den norske Bank ASA *)	40,664	26.80
Nordea Bank Norge ASA	35,220	23.21
Union Bank of Norway *)	30,997	20.42
The Norwegian State represented by the Ministry of Trade and Industry	22,765	15.00
Fokus Bank ASA	12,276	8.09
Sparebanken Hedmark	2,012	1.33
Sparebanken Møre	2,012	1.33
Sparebanken Sør	2,011	1.32
Sparebanken Sogn og Fjordane	1,290	0.85
Romsdals Fellesbank ASA	1,068	0.70
Voss Veksel- og Landmandsbank ASA	604	0.40
Handelsbanken	324	0.21
Sparebanken Pluss	304	0.20
Sparebanken Volda Ørsta	170	0.11
Banque Nationale de Paris Oslo Branch	48	0.03

Total	151,765	100.00

*) Den norske Bank ASA and Union Bank of Norway received permission to merge in December 2003. Their shares in Eksportfinans ASA were not formally transferred to the new entity as of December 31, 2003.

A shareholders agreement has been entered into among the major shareholders whereby they have given each other the first right to acquire any shares in Eksportfinans they may sell or transfer as defined in the agreement.

28. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company’s shareholders extend guarantees in connection with the Company’s loans. See note 15 above. The borrowers pay commissions in consideration of such guarantees directly to the shareholders.

The Company has agreed in recent years to acquire from certain of its shareholders portions of their loans to companies in Norwegian export industries. The agreements are based on commercial considerations and the loans acquired are generally of the type extended by the Company in the normal course of business. All such loans acquired are supported by guarantees. In 2003, 2002 and 2001 the Company acquired loans amounting to NOK 4,456 million, NOK 5,601 million and NOK 5,105 million, respectively.

In addition, in the normal course of business, the Company deposits funds and engages in other transactions with its shareholder banks on normal commercial terms, which the Company believes are non-preferential. As of December 31, 2003, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 2,468 million. These transactions were recorded on market terms. In connection with the Company’s lending activity, guarantees have been provided by the shareholders in an amount of NOK 13,237 million. The borrower and guarantor agree and settle the guarantee commission for loans of this kind between themselves. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 1,102 million, the company has recourse to owners with full payment indemnification.

Management believes transactions with related parties are under terms similar to those that would be arranged with unrelated parties.

A shareholder agreement exists between the major shareholders, and some of the minor, whereby they have given each other the first right to acquire any shares the others may sell in Eksportfinans.

Den norske Bank ASA and Union Bank of Norway received permission to merge in December 2003. Their shares in Eksportfinans ASA were not formally transferred to the new entity as of December 31, 2003. See Note 27 above.

As of December 31, 2003 four loans, totaling NOK 772 million, were outstanding from Eksportfinans to companies in which Eksportfinans’s board members, members of the control committee or chairman of the council of representatives are board members. As of December 31, 2003, loans totaling NOK 443 million, were outstanding to three Norwegian municipalities in which Kommunekreditt’s board members, members of the control committee or chairman of the council of representatives are board members. Bank deposits are not defined as loans.

As of December 31, 2003, the Company had NOK 76 million in loans outstanding to employees (primarily mortgage loans, see note 19), which, in accordance with the generally accepted practice of financial institutions in Norway, bear interest at rates below those prevailing in the market. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No loans have been made to Executive Officers of the Company since July 30, 2002.

29. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments account for the bulk of the company’s balance sheet, consisting of loans, funding, investments in securities and bank deposits, in addition to off-balance sheet financial derivatives and loan commitments. The majority of financial instruments are held to maturity and these items are therefore valued at historical cost in the financial statements. Investments in securities are mainly valued at the lower of acquisition cost and market value. In accordance with current regulations, entries are only made at market value for the trading portfolio. Further details about the principles of valuation appear in note 1 under “Accounting Principles”.

Estimated fair values differ from book values for each balance sheet item, primarily as a result of a change in the level of interest rates after these transactions were entered into. Estimated fair values vary from year to year due to interest rate movements, other market conditions and new transactions. The estimated net fair value of financial instruments exceeded book value by NOK 256 million at December 31, 2003 (NOK 558 million at December 31, 2002).

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

The estimated fair value of all financial instruments is calculated based on valuation methods that are in accordance with U.S. GAAP. Where available, quoted market prices are used to estimate fair values. Where quoted market prices are not available, the Company has estimated fair values by using internal models. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible income tax ramifications or estimated transaction costs. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

The following describes the methods and assumptions used by the Company in estimating the fair values:

The fair value of bank call deposits is based on nominal value. Where available, quoted market prices are used to estimate the fair value of bank term deposits, securities, reverse repos, loans and short- and long-term debt. Where quoted market prices are not available, fair values have been estimated by discounting future cash flows. Different yield curves are used in the calculation depending on instrument characteristics and credit quality. The fair values of financial instruments that have embedded derivatives include the fair value of the embedded derivative.

The fair value of derivatives is calculated by using internal models or by external dealers. The amount for derivatives is shown net after deducting agreements with a negative fair value from agreements with a positive fair value. Agreements with a positive fair value (asset position) totaled NOK 5,936 million (NOK 4,882 million in 2002), while agreements with a negative fair value (debt position) totaled NOK 5,578 million (NOK 4,967 million in 2002).

The fair value of outstanding loan commitments is estimated to be zero, because the interest rate for new loans is set two days prior to disbursement or, in the case of loans with a government interest rate subsidy under the 108 Agreement, with no economic risk for the Company.

Estimated fair values of financial instruments compared with carrying amounts as of

December 31, 2003 and 2002

	December 31,
(NOK millions)	2003			2002
			Net of carrying			Net of carrying
		Fair	amount and fair		Fair	amount and fair
	Carrying amount*	value	value	Carrying amount*	value	value
Assets:
Bank deposits	1,277	1,280	3	1,441	1,444	3
Investments in securities	40,609	40,982	373	36,918	37,454	536
Loans	59,974	61,422	1,448	52,770	53,670	900

Total	101,860	103,684	1,824	91,129	92,568	1,439
Liabilities:
Short-term debt	(29,528)	(28,207)	1,321	(28,615)	(28,735)	(120)
Long-term debt	(71,508)	(72,611)	(1,103)	(57,940)	(60,801)	(2,861)

Total	(101,036)	(100,818)	218	(86,555)	(89,536)	(2,981)
Derivatives	2,144	358	(1,786)	(2,185)	(85)	2,100

Total			256			558

*Carrying amounts include interest receivable and payable.

In view of the Company’s hedging policy and practices, changes in the fair value of derivatives should not be viewed in isolation, because related and opposite changes occur in the fair value of assets and liabilities hedged by derivatives.

30. FINANCIAL DERIVATIVES

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

The following overview of the Company’s financial derivatives shows the nominal gross amounts and the fair value of the agreements involved, split between the trading portfolio and the “other than” trading portfolio. Since 2002 there have been no derivatives in the trading portfolio. Previously, the trading portfolio included derivatives used to manage interest and currency risk in the portfolio.

	December 31,
(NOK million)	2003		2002
Derivatives	Nominal amount	Fair value	Nominal amount	Fair value
Other than trading portfolio:
Interest rate	118,539	352	94,132	832
Currency rate	71,504	(1,254)	72,197	(2,091)
Interest and currency rate	46,935	1,212	33,323	1,234
Equity	1,249	(30)	967	(69)
Other financial derivatives	496	78	183	9

Total	238,723	358	200,802	(85)

The nominal amount is defined as the principal amount of the agreement at year-end. The overview does not include derivatives embedded in other financial instruments. The fair value of these items is included in the fair value of the host instrument in note 29.

Interest rate derivatives cover:

•	Interest rate swaps — agreements to swap the nominal interest rates payable within a certain period.

•	FRAs — agreements that fix the rate of interest to a nominal amount for a future period.

•	Agreements that set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.

Currency rate derivatives cover:

•	Forward purchases/sales agreements — agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.

•	Short-term currency swap agreements (FX swaps) — agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.

Combined interest and foreign currency rate derivatives cover:

•	Interest and foreign currency swaps — long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.

•	Interest and foreign currency swaps combined with other interest and foreign currency derivatives include the following:

•	Agreements that set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.

•	Foreign currency options — agreements that offer the right, but no obligation, to sell or buy a certain nominal amount at a pre-determined rate.

•	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.

•	Call or put options — agreements that provide the right to cancel the agreement before its maturity date, or to extend the agreement.

Equity derivatives cover:

•	Interest and foreign currency swaps combined with agreements that relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed-upon level.

•	Interest and foreign currency swaps combined with stock options — agreements that offer the right, but no obligation, to sell or purchase a defined number of shares at a pre-determined agreed-upon price.

Other financial derivatives cover:

•	Interest and foreign currency swaps combined with agreements that provide the option to receive physical securities (such as U.S. Treasury bonds) in exchange for the nominal amount of the agreement.

•	Credit linked swaps — interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in the form of one or several bonds.

Derivative agreements are entered into in order to hedge specific balance sheet items and therefore generally cannot be terminated without the Company becoming subject to offsetting interest rate and foreign currency exposure in relation to the hedged balance sheet items.

All of the off-balance sheet financial derivatives are with governments or financial institutions in OECD countries. As of December 31, 2003, the maximum credit exposure on off-balance sheet financial derivatives relating to any one counterparty was approximately NOK 486 million (NOK 737 million in 2002).

31. FOREIGN CURRENCY POSITIONS

As of December 31, 2003, the Company’s exposure to currencies other than the Norwegian kroner reflected on the face of our balance sheet, and relating to off-balance sheet derivatives were as follows:

				Amount of net
	Balance sheet			position relating
	assets and			to 108 Agreement
(NOK thousands)	liabilities	Derivatives	Net position	items*
USD	(3,287,137)	3,419,134	131,997	123,132
EUR	13,767,528	(13,751,645)	15,883	10,891
JPY	(25,570,157)	25,570,975	818	44
GBP	(1,930,150)	1,930,852	702	1,197
CAD	(5,053,013)	5,054,144	1,131	1,117
SEK	(1,667,829)	1,668,147	318	7
Other Currencies	(10,360,459)	10,360,928	469	292

Total	(34,101,217)	34,252,535	151,318	136,680

*	Part of the Company’s exposure to foreign currency through its lending, funding and liquidity activities is covered by the 108 Agreement.

For further information regarding the Company’s balance sheet and off-balance sheet exposure to foreign currency, see note 1(J) to the financial statements.

32. BALANCE SHEET MATURITIES

The main items on the balance sheets, categorized by remaining maturity dates, are presented below:

		From	From	From
	Up to and	1 month up to	3 months up to	1 year up to
	including	and including	and including	and including	Over	No fixed
(NOK million)	1 month	3 months	1 year	5 years	5 years	maturity	Total
ASSETS
Loans and receivable due from credit institutions						0
NOK	291	1	124	82	26	0	524
Foreign currency	58	512	128	1,092	245	0	2,035
Loans and receivables due from customers
NOK	121	720	2,076	9,410	28,687	0	41,014
Foreign currency	257	502	2,276	11,444	2,730	0	17,209
Securities
NOK	15	108	310	4,293	530	0	5,256
Foreign currency	927	1,186	3,877	24,820	4,284	0	35,094
Derivatives
NOK	(17,605)	(11,906)	(3,040)	(1,959)	0	0	(34,510)
Foreign currency	17,226	11,871	3,755	2,723	402	0	35,977
Other assets
NOK	50	34	74	103	92	125	478
Foreign currency	21	41	200	0	0	0	262

Total assets	1,361	3,069	9,780	52,008	36,996	125	103,339
NOK	(17,128)	(11,043)	(456)	11,929	29,335	125	12,762
Foreign currency	18,489	14,112	10,236	40,079	7,661	0	90,577

LIABILITIES AND EQUITY
Short-term and long-term debts
NOK	0	1,071	3,412	3,474	2,026	0	9,983
Foreign currency	5,077	12,800	18,452	40,032	13,665	0	90,026
Reacquired debt
NOK	0	0	0	(90)	0	0	(90)
Foreign currency	0	(244)	(249)	(413)	(822)	0	(1,728)
Other liabilities
NOK	266	67	126	20	0	0	479
Foreign currency	417	29	131	19	0	0	596
Subordinated debt
Foreign currency	0	0	0	0	936	0	936
Capital contribution securities
Foreign currency	0	0	0	0	0	595	595
Equity
NOK	0	0	0	0	0	2,542	2,542

Total liabilities and equity	5,760	13,723	21,872	43,042	15,805	3,137	103,339
NOK	266	1,138	3,538	3,404	2,026	2,542	12,914
Foreign currency	5,494	12,585	18,334	39,638	13,779	595	90,425

Liquidity coverage on balance sheet items	(4,399)	(10,654)	(12,092)	8,966	21,191	(3,012)	0
NOK	(17,394)	(12,181)	(3,994)	8,525	27,309	(2,417)	(152)
Foreign currency	12,995	1,527	(8,098)	441	(6,118)	(595)	152

Total liquidity coverage on balance sheet items	(4,399)	(15,053)	(27,145)	(18,179)	3,012	0	0

33. INTEREST RATE ADJUSTMENTS

The agreed period of time to interest rate adjustments is based on book value. The figures include interest exposure related to activities covered by the 108 Agreement, which fully covers the interest rate and currency risk.

		From	From	From
	Up to and	1 month up to	3 months up to	1 year up to		No interest
	including	and including	and including	and including 5	Over	rate
(NOK million)	1 month	3 months	1 year	years	5 years	adjustments	Total
ASSETS
Loans and receivables due from credit institutions
NOK	342	50	119	9	4	0	524
Foreign currency	844	902	108	106	75	0	2,035
Loans and receivables due from customers
NOK	22,344	5,671	4,927	7,688	384	0	41,014
Foreign currency	2,275	9,040	2,352	2,306	1,236	0	17,209
Securities
NOK	1,939	1,799	818	325	375	0	5,256
Foreign currency	10,989	18,586	1,086	3,766	667	0	35,094
Derivatives
NOK	(18,778)	(8,990)	(3,519)	(4,798)	1,575	0	(34,510)
Foreign currency	(3,488)	(14,990)	14,263	28,394	11,798	0	35,977
Other assets
NOK	63	(26)	(113)	0	0	554	478
Foreign currency	21	41	187	0	0	13	262

Total assets	16,551	12,083	20,228	37,796	16,114	567	103,339
NOK	5,910	(1,496)	2,232	3,224	2,338	554	12,762
Foreign currency	10,641	13,579	17,996	34,572	13,776	13	90,577

LIABILITIES AND EQUITY
Short-term and long-term debt
NOK	250	1,455	3,563	2,689	2,026	0	9,983
Foreign currency	7,796	16,134	17,975	36,193	11,928	0	90,026
Reacquired debt
NOK	0	0	(50)	(40)	0	0	(90)
Foreign currency	(281)	(306)	(125)	(382)	(634)	0	(1,728)
Other liabilities
NOK	7	15	67	105	0	285	479
Foreign currency	15	29	131	0	0	421	596
Subordinated debt
Foreign currency	0	0	0	0	936	0	936
Capital contribution securities
Foreign currency	0	0	0	0	595	0	595
Equity
NOK	0	0	0	0	0	2,542	2,542

Total liabilities and equity	7,787	17,327	21,561	38,565	14,851	3,248	103,339
NOK	257	1,470	3,580	2,754	2,026	2,827	12,914
Foreign currency	7,530	15,857	17,981	35,811	12,825	421	90,425

Net interest rate exposure on balance sheet	8,764	(5,244)	(1,333)	(769)	1,263	(2,681)	0
NOK	5,653	(2,966)	(1,348)	470	312	(2,273)	(152)
Foreign currency	3,111	(2,278)	15	(1,239)	951	(408)	152

34. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN NORWAY AND THE UNITED STATES

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in Norway “Norwegian GAAP”, which vary in certain significant respects from accounting principles generally accepted in the United States “U.S. GAAP”.

The following is a summary of the significant adjustments to consolidated net income and shareholders’ equity as of and for the years ended December 31, 2003, 2002 and 2001, together with a discussion of the principal differences between Norwegian GAAP and U.S. GAAP that are relevant to the Company’s financial statements (amounts in NOK thousands, except per share data).

(NOK thousands)	2003	2002	2001
Net income as reported in accordance with Norwegian accounting principles	251,170	207,515	248,860
Adjustments:
Unrealized loss/(gain):
Trading portfolio	(1,955)	(3,842)	(21,264)
Available-for-sale securities	(7,257)	3,856	(23,712)
Unrealized gain on derivatives	(3,578,400)	461,608	1,403,929
Amortization of premium/ discount	563,459	(93,658)	(16,267)
Amortization of transition adjustment hedged object:
- loans	2,495	10,839	18,389
- borrowings	(2,481)	56,970	90,762
Goodwill	1,336	1,336	0
Revaluation	896	896	896
Tax effect of U.S. GAAP adjustments	846,507	(122,267)	(405,373)

Income before extraordinary items and cumulative effect of change in accounting principle	(1,924,230)	523,253	1,296,220
Cumulative effect of change in accounting principle, net of related tax effect	0	0	624,230

Estimated net income in accordance with U.S. GAAP	(1,924,230)	523,253	1,920,450

Other comprehensive income:
Unrealized gain/(loss) on available for sale securities, net of related tax effect	5,561	142,222	(56,860)
Transition adjustment cash flow hedge reclassified as earnings	0	0	(877)
Cumulative effect of change in accounting principle, net of related tax effect	0	0	48,573

Estimated comprehensive income in accordance with U.S. GAAP	(1,918,669)	665,475	1,911,286

Weighted average number of shares outstanding (in thousands)	151.77	151.77	134.93
Net income per share data:
Basic	(12,679)	3,448	12,654

(NOK thousands)	2003	2002	2001
Shareholders’ equity as reported in accordance with Norwegian accounting principles	2,542,336	2,492,103	2,367,604
Adjustments:
Unrealized loss/(gain) on trading portfolio	(2,006)	(51)	3,791
Unrealized loss on available-for-sale securities	58,796	66,053	62,197
Unrealized gain on derivatives	(1,023,549)	2,554,852	2,093,244
Premium/discount less amortizations	686,382	122,923	216,581
Transition adjustment hedged object less amortizations:
- loans	(5,154)	(7,649)	(18,488)
- borrowings	26,471	28,952	(28,018)
Dividends proposed	200,937	83,016	124,430
Revaluation	(48,884)	(49,780)	(50,676)
Goodwill	2,672	1,336	0
Tax effect of U.S. GAAP adjustments of retained earnings	86,223	(760,285)	(638,018)
Adjustments to other comprehensive income:
Unrealized gain on available-for-sale securities, net of tax effect	220,246	214,685	72,463

Estimated shareholders’ equity in accordance with U.S. GAAP	2,744,470	4,746,155	4,205,110

The components of shareholders’ equity in accordance with U.S. GAAP are as follows:

(NOK thousands)	2003	2002	2001
Share capital	1,593,532	1,593,532	1,593,532
Additional paid-in capital	162,462	162,462	162,462
Retained earnings	768,230	2,775,476	2,376,653
Accumulated other comprehensive income	220,246	214,685	72,463

Total	2,744,470	4,746,155	4,205,110

The change in shareholders’ equity in accordance with U.S. GAAP is as follows:

(NOK thousands)	2003	2002	2001
Beginning balance	4,746,155	4,205,110	2,392,399

Net income	(1,924,230)	523,253	1,920,450
Other comprehensive income	5,561	142,222	(9,164)

Comprehensive income	(1,918,669)	665,475	1,911,286
Dividends paid	(83,016)	(124,430)	(500,069)
Additional paid-in capital	0	0	162,462
Stock subscription	0	0	239,032

Ending balance December	2,744,470	4,746,155	4,205,110

Movements in other comprehensive income consists of the following:

(NOK thousands)	2003	2002	2001
Other comprehensive income	214,685	72,463	81,627
Unrealized gain/(loss) on available for sale securities, net of related tax effect	5,561	142,222	(56,860)
Transition adjustment cash flow hedge re-classified as earnings	0	0	(877)
Cumulative effect of change in accounting principle, net of related tax effect	0	0	48,573

Accumulated other comprehensive income	220,246	214,685	72,463

Unrealized gains and losses on trading portfolio — Under U.S. GAAP and Norwegian GAAP, bonds and certificates purchased as assets and held principally for the purpose of selling in the near term are reported at fair value with unrealized gains and losses included in earnings.

Under U.S. GAAP bonds and certificates issued by the Company as debt are reported at amortized cost. Under Norwegian GAAP, such securities issued as debt for the purpose of hedging similar trading assets are reported at fair value with unrealized gains and losses included in earnings.

Unrealized gains and losses on available-for-sale securities — Under U.S. GAAP, bonds and certificates purchased as assets that are not classified as either held-to-maturity or trading are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders’ equity. Under Norwegian GAAP, such securities are carried at the lower of cost or fair value on a net basis for the portfolio. Any changes resulting in unrealized losses are reflected in income.

Unrealized gains and losses on derivatives — As of January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (FAS 133). The Standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Specific differences between Norwegian GAAP and the requirements of FAS 133, which affect the Company are as follows:

Criteria for hedge accounting

Under Norwegian GAAP, the Company applies deferral (hedge) accounting, as described below, to all derivatives if certain hedging criteria are met. Deferral (hedge) accounting is applied only if the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item.

The Company uses interest-rate swaps or forward rate agreements (FRAs) to synthetically change its fixed-rate debt/assets to variable-rate debt/assets or from variable-rate to fixed-rate, respectively. Periodic payments or receipts under such agreements are recorded as part of the interest expense on the debt. Neither the interest rate agreements nor the unrealized gains or losses on these derivative contracts are recognized in the financial statements. With respect to currency rate agreements, unrealized gains and losses on hedges of existing assets and liabilities are recognized in income by reference to the spot rate to offset the gains or losses reported on the foreign currency exposure that the hedge was intended to cover. These are included under “Other assets” or “Other liabilities” on the balance sheet. The difference between the spot and forward rates on the date of initiation of the agreement is amortized over the life of the agreement. In connection with the Company’s activities in the international capital markets, certain securities may be issued which include embedded derivatives; however, these are also hedged using derivatives to synthetically change the debt to floating rate debt. The synthetic instruments are accounted for as a floating rate debt. If a derivative instrument ceases to meet the criteria for deferral, any subsequent gains and losses are recognized in income. If the hedging instrument or the hedged item are sold or terminated prior to maturity, gains and losses on the hedging instrument are recognized in income.

Under U.S. GAAP, all derivatives are recognized on the balance sheet as either assets or liabilities and measured at fair value. The cumulative effect of such fair value changes in each asset and liability will be reflected in the income statement in the period in which the hedged asset is realized or the hedged liability is satisfied. FAS 133 sets out strict requirements in relation to the management and measurement of hedging relationships and where these are not met the derivatives must be treated as trading transactions.

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

In 2001 new accounting principles were introduced for derivatives in accordance with Financial Accounting Standard 133. Financial derivatives are used to hedge the market risk attached to balance sheet items. In view of the strict formal requirements that apply to hedging, the Company has not applied hedge accounting in accordance with FAS 133. All derivatives are therefore stated at fair value. Since the hedge balance sheet items are generally not stated at fair value, this means that income statement accounting is non-symmetrical. Taken separately, calculated unrealized gains or losses do not therefore reflect the Company’s performance in the accounting period since there will be corresponding unrealized gains or losses among the hedge balance sheet items. This is illustrated in note 29.

Credit default swaps

Under U.S. GAAP credit default swaps are reported at fair value with unrealized gains and losses included in earnings. Under Norwegian GAAP credit default swaps are treated as guarantees and therefore the fair value is not recognized in the financial statements unless the contracts are impaired.

The change in fair value of derivatives in note 30 is not identical to the unrealized gain and losses on derivatives in this note. This is due to differences in definitions of derivatives under Norwegian GAAP compared to U.S. GAAP, which include Credit default swaps, the 108-agreement (see note 1(E)) and embedded derivatives which are defined as derivatives under U.S. GAAP but not under Norwegian GAAP. This difference is reflected in the reconciliation of the fair value of derivatives under Norwegian and U.S. GAAP respectively as disclosed in note 38 “Additional U.S. GAAP information”.

Amortization of premium/discount — A described above, Norwegian GAAP does not require embedded derivatives to be bifurcated from a hybrid contract.

Under U.S. GAAP, any premium or discount on the underlying host contract arising from bifurcation of an embedded derivatives is amortized over the life of the host contract.

Amortization of transition adjustment on hedged object — On adoption of FAS133 as of January 1, 2001 the Company chose not to seek fair value accounting for any hedging relationships which had achieved hedge accounting under prior U.S. GAAP guidance. In accordance with the transition provisions of FAS133, the Company recognized all freestanding derivatives in the balance sheet at fair value and reported the difference with the derivative’s previous carrying value in the income statement. Concurrently, the Company recognized offsetting gains or losses on the hedged items by adjusting their carrying value of this date. This adjustment is being amortized over the life of the relevant hedged item similar to any other premium or discount.

Under Norwegian GAAP, no such transition adjustment arises.

Revaluation — The Company revalued its land and office building in 1987 and, in accordance with Norwegian accounting principles, recorded the increased value, net of the related deferred tax liability, in shareholders’ equity. Depreciation is being calculated based on the revalued amount. U.S. GAAP does not permit such a revaluation of assets. The impact on net income is not significant.

Goodwill — Under Norwegian GAAP, goodwill is amortized on a straight-line basis over the estimated future periods to be benefited. Prior to January 1, 2002, goodwill was capitalized and amortized under U.S. GAAP. SFAS 141 and SFAS 142 require intangible assets currently held on the balance sheet to be separately identified, amortization to cease being charged on goodwill balances and goodwill balances to be reviewed annually for impairment. Earlier years have not been restated. If goodwill had not been amortized, net income and earnings per share would have been as follows:

(NOK thousands)	2001	2000
Net income	1,921,786	262,176
Earnings per share	12,662	2,022

Tax effects of U.S. GAAP adjustments — The tax adjustment includes the income tax effects of U.S. GAAP adjustments, where appropriate.

Dividends — In accordance with Norwegian GAAP, dividends are provided for in the fiscal year in which they are recommended to the Board of Directors for approval by the shareholders. Under U.S. GAAP, dividends are not recorded until formally approved and declared by the Company.

Guarantees issued — Under U.S. GAAP the fair value at inception of the obligation Eksportfinans assumes under guarantees issued from January 1, 2003 will be recognized in the balance sheet as a liability. Payment amounts receivable under the guarantee will be amortized to income on a straight-line basis over the period of the obligation. Under Norwegian GAAP, the fair value on inception of guarantees issued is not recognized in the balance sheet. The fee fees that Eksportfinans receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation. There is no difference between Norwegian and U.S. GAAP income and equity as the fair value of the guarantees issued will be equal to the fair value of the fee consideration receivable.

New accounting pronouncements

FIN 46 “Consolidation of Variable Interest Entities” was issued in January 2003 and subsequently revised by FIN46R which was issued in December 2003. As revised, FIN 46 requires the consolidation of “variable interest entities” by the party exposed to the majority of such an entity’s risks or entitled to the majority of its expected residual returns. FIN 46 defines variable interest entities as those that lack sufficient equity to finance their activities or entities where the equity holders lack the characteristics of a controlling financial interest. Entities not meeting the definition of a variable interest entity continue to evaluate consolidation based upon control. FIN 46 also requires disclosure of unconsolidated variable interest entities where the interest is significant. FIN 46 is effective immediately for interests in entities created or acquired after January 31, 2003. The disclosure requirements are effective for interests in variable interest entities created or acquired before February 1, 2003 which exist at December 31, 2003. The Company has completed its assessment of the impact of FIN46 for these entities and through this effort has identified certain interests it holds which could potentially be affected. Eksportfinans invests in asset backed securities issued by other entities, however this investment does not provide exposure to the majority of the entities’ potential losses or to receiving the majority of the expected residual returns. Eksportfinans also has relationships with variable interest entities in the form of fully guaranteed lending to certain special purpose entities. Given the fully guaranteed nature of this lending, the resulting variable interest is not significant. Based on information currently available, management does not consider consolidation of these entities to be reasonably possible, therefore no additional disclosure of these activities is required or provided.

SFAS 150 “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued in May 2003. SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in the balance sheet. SFAS 150 is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the Company beginning January 1, 2004. SFAS 150 will have no impact to the Company’s consolidated financial statements.

35. COMMITMENTS AND CONTINGENT LIABILITIES

GUARANTEES ISSUED

	December 31,
(NOK thousands)	2003	2002
Credit default swaps	1,350,038	2,810,001
Payment guarantees	1,264,444	139,314

(NOK thousands)	0-1 year	2-3 years	4-5 years	Over 5 years	Total
Credit default swaps	0	500,625	849,413	0	1,350,038
Payment guarantees	47,067	104,904	243,055	869,418	1,264,444

Credit Default Swaps

Credit default swaps are derivative transactions between two parties, under which one party sells protection against certain defined credit events related to a third party (the “reference entity”) against payment. Eksportfinans has entered into six such derivative contracts totaling a face value of EUR 85 million, and additionally five totaling a face value of USD 95 million. The contracts all result in exposure to major international banks, except for one USD 10 million contract, which results in exposure to a Canadian province, which is rated A2 by Moody’s, A+ by Standard & Poor’s, and AA- by Fitch.

Eksportfinans engages in credit default swaps for yield-enhancing purposes by selling credit protection to the counterparty in the credit default swap agreement. Eksportfinans enters into credit default swaps as the protection selling party, as an alternative to or substitution for traditional investments in securities issued by acceptable counterparties. The credit risks involved when selling credit protection with respect to counterparty x or investing in securities are basically the same. If one of the defined credit events occurs with respect to the reference entity, Eksportfinans will have to pay to the counterparty the notional amount under the credit default swaps and will receive from the counterparty a bond or loan issued by the reference entity.

The maximum potential amount of future payments under these contracts is limited to the notional amount of the contracts disclosed above. As of December 31, 2003. , the contracts have not been impaired and therefore no liability is currently recorded under Norwegian GAAP.

Payment Guarantees

In addition to the lending activity, Eksportfinans issues financial guarantees to support the Norwegian export industry. The beneficiary is normally a foreign buyer of Norwegian export products (goods and services etc.) or a foreign investor. Eksportfinans will make payment to the buyer/investor if the exporter does not fulfill its payment obligations. In each and every case Eksportfinans will have recourse to prime Norwegian or international banks with full payment indemnification.

As of December 31, 2003 Eksportfinans had issued three such guarantees. The maximum potential amount of future payments under these guarantees is limited to the notional amount of the guarantees as disclosed above. As of December 31, 2003, no liability is recorded under Norwegian GAAP or would be recorded under U.S. GAAP.

OTHER TRANSACTIONS

	December 31,
(NOK thousands)	2003	2002
Accepted commitments to extend credits	3,790,114	3,880,000

In the normal course of the lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding is expected to be disbursed within one year.

With respect to funding activity, the Company has been entering into short- and long-term transactions with embedded derivatives to a fairly large extent. See note 20 and 21 for further details. Eksportfinans has entered into swap agreements to hedge the market risk related to these transactions. The contingent liabilities related to these embedded derivatives are thus limited to the credit risk of the swap counterparty not being able to fulfil its obligations.

36. LEASES

The Company leases parts of its office building to unrelated third parties under operating leases with lease terms generally between five and ten years.

Lease income from operating leases for the years ended December 31, 2003, 2002 and 2001 were NOK 4.9 million, NOK 8.0 million and NOK 6.3 million, respectively. Kommunekreditt Norge AS leases office space from an unrelated third party with an original lease term of 10 years. The unexpired term of the contract is seven years and thereafter an option for ten new years. Following are the scheduled lease payment obligations (in NOK thousands):

2004	941
2005	946
2006	951
2007	957
2008	962

Thereafter	10,882

37. SUPERVISION AND REGULATION

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

Under the Financial Institutions Act, a financial group and the financial institutions within that financial group must be licensed by the Norwegian Government. The articles of association of a financial institution must be approved by the Ministry of Finance and Customs. The Articles of Eksportfinans and Kommunekreditt, among other things, provide for the Company’s management through the Board of Directors’ supervision and control through the Council of Representatives and the Control Committee. See Item 6 —“Directors, Senior Management and Employees”.

As provided for by the Financial Institutions Act, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy. As the principal measure of capital adequacy, the guidelines apply a risk-asset ratio, which compares the total of assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital (share capital, other equity and other types of capital specifically approved by the relevant Norwegian authorities), supplementary capital (subordinated debt less 20% for each of the last five years prior to maturity) and general reserves. Following the preparation of quarterly interim financial statements, 50% of income before taxes can be added to core capital. The minimum capital requirement is 8%. The minimum requirements for capital adequacy apply to all individual financial institutions of the financial group and the group itself on a consolidated basis. The Company’s policy is to maintain a strong capital base compared to the regulatory minimum. See Item 5.B —“Liquidity and Capital Resources—Capital Adequacy.”

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

The Financial Institutions Act limits intra-group contributions and dividends to the justifiable distribution based on the year’s profits. The Banking, Insurance and Securities Commission has indicated that intra-group contributions and dividends should not exceed two-thirds, but in any event may not exceed a maximum three-fourths of a company’s annual profits. Our general meeting decides if and when intra-group contributions are to be made.

38. ADDITIONAL U.S. GAAP INFORMATION

a) Cash Flows

The accompanying statements of cash flows are prepared in a format consistent with SFAS No. 95 “Statements of Cash Flows”.

(NOK thousands)	2003	2002	2001
Balances as of December 31, were as follows for:
Cash	5	5	10
Loans and receivables due from credit institutions	462,319	428,436	2,080,908

Total cash and cash equivalents	462,324	428,441	2,080,918

Cash and cash equivalents include cash on hand and bank deposits with original maturity shorter than three months. At December 31, 2003, 2002, 2001 and these bank deposits included compensating balances for employees’ withholding taxes of NOK 4.0 million, NOK 4.0 million and NOK 3.4 million, respectively. Other bank deposits are included in loans and receivables due from credit institutions on the balance sheet. See note 1(B) to the financial statements.

(NOK thousands)	2003	2002	2001
Cash paid for the year ended December 31, was as follows for:
Interest	3,360,398	3,795,987	6,156,564
Income taxes	80,031	85,193	62,427

(NOK thousands)	2003	2002	2001
Detailed cash activity during the year was as follows for:
Purchases of investments	(46,790,046)	(37,721,241)	(51,201,307)
Proceeds on sales and maturities of investments	42,199,251	19,375,223	45,190,729

Net increase in financial investments	(4,590,795)	(18,346,018)	(6,010,578)

b) Loans

Under U.S. GAAP a loan will be considered impaired when all amounts due according to the contractual terms of the loan agreement unless the shortfall or delay in payment is insignificant. Non-performing loans for which amounts will be collected from the guarantor would be considered impaired under U.S. GAAP as detailed in Note 12.

No allowance for loan losses is provided for these loans at the year end as all amounts are expected to be paid by the supporting guarantee and insurance which include, where applicable, the payment of penalty interest or similar payment to cover cost of funds, where payment under the guarantee or insurance is delayed.

The table below sets forth the amount of interest included in the income statement of non-performing loans:

	As of December 31,
(NOK thousands)	2003	2002	2001
Interest included in the income statement	394	659	449
Average outstanding on these loans	15,894	50,733	22,055

c) Financial investments

The Company performs a review of each individual investment security on a regular basis to determine whether any evidence of impairment exists. This review considers factors such as the duration and amount at which fair value is below cost, the credit standing and prospects of the issuer, and the intent and ability of the Company to hold the investment security for such sufficient time to allow for any anticipated recovery in fair value.

Under U.S. GAAP NOK 2.7 billion investment debt securities had unrealized losses as at December 31, 2003. Of this amount, NOK 1.8 billion worth of securities may have had unrealized losses for greater than 12 months, but these securities only accounted for NOK 1.9 millions of total unrealized losses of NOK 27 million (see note 16).

Based on the review performed at December 31, 2003, management believes that the unrealized losses as at that date are temporary in nature. The unrealized losses are mainly due to market moves in interest rates, and the credit quality of the bond issuers remains strong with 90% rated as investment grade. The remaining 10% are financial investments in not-rated Norwegian banks. These investments are also intended to be held for the longer term such that their fair value is expected to recover.

d) Fair value of financial instruments

Under U.S. GAAP, disclosures about fair value of financial instruments must be presented in accordance with SFAS 107 “Disclosure about Fair Value of Financial Instruments” and SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. There are certain differences in the Norwegian GAAP disclosure of fair value of financial instruments presented in note 29 and these U.S. GAAP requirements due to differences in the definition of a derivative. The table below reconciles amounts disclosed in note 29 to the disclosure requirements in accordance with U.S. GAAP:

	December 31,
(NOK millions)	2003			2002
			Net of carrying			Net of carrying
	Carrying	Fair	amount and	Carrying	Fair	amount and
	amount	value	fair value	amount	value	fair value
Derivatives (from note 29)	2,144	358	(1,786)	(2,185)	(85)	2,100
Adjustment to line item “Derivatives”(1)	0	112	112	0	201	201

Derivatives	2,144	470	(1,674)	(2,185)	116	2,301

(1)	The adjustment line includes certain transactions which are defined as a derivative under U.S. GAAP but not Norwegian GAAP. These include credit default swaps (see note 35) and the 108-agreement (see note 1(D)).

Embedded derivatives are also defined as derivatives under U.S. GAAP, however the carrying value and fair value of these items is already included in the disclosure provided for the respective underlying non-derivative financial instrument in Note 29 as would be required by U.S. GAAP.

The income and equity adjustment amount included in the U.S. GAAP reconciliation for derivatives includes both the items referred to in footnote 1 above and the embedded derivative referred to in the previous paragraph.

39. SEGMENT INFORMATION

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

Operating segment information

(NOK thousands)	2003	2002	2001
Net interest income
Eksportfinans	367,434	336,663	388,645
Kommunekreditt	84,838	69,654	36,471

Total	452,272	406,317	425,116

Net income after tax
Eksportfinans excl. Kommunekreditt (1)	212,346	176,015	233,398
Kommunekreditt	38,824	31,500	17,928

Total	251,170	207,515	251,326

Total assets
Eksportfinans	103,318,737	91,066,797	79,300,596
Kommunekreditt	37,130,811	28,530,646	17,943,113
Eliminations	(37,110,730)	(28,524,576)	(17,939,116)

Total	103,338,818	91,072,867	79,304,593

Net assets
Eksportfinans	2,542,336	2,492,103	2,215,780
Kommunekreditt	476,674	437,851	415,270
Eliminations	(476,674)	(437,851)	(415,270)

Total	2,542,336	2,492,103	2,215,780

(1)	Intra-group transactions are undertaken on normal commercial terms.

Major customers

The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

40. NUMBER OF EMPLOYEES

Dec 31, 2003		Dec 31, 2002
Number of employees	100	100
Number of employees in man-labour years	95	99

41. CAPITAL ADEQUACY

Capital adequacy is calculated in accordance with the prevailing regulations in force from the Norwegian Banking, Insurance and Securities Commission. Under these regulations the capital adequacy requirement is 8%.

At December 31, 2003, the Company’s capital adequacy ratio was 18.4%, compared with 21.6% at December 31, 2002.

Risk-weighted balance sheet and off-balance sheet items

	December 31,
	2003		2002
	Book	Weighted	Book	Weighted
(NOK millions)	value	value 1)	value	value
Assets:
Loans to and receivables from credit institutions	2,558	334	3,535	508
Loans and receivable due from customers	58,223	11,693	50,115	9,354
Securities	24,699	4,977	24,039	4,845
Intangible assets	24	0	2	0
Fixed assets	126	126	158	158
Other assets	96	58	83	44
Prepayments and accrued revenues	450	67	483	76

Total assets excluding trading portfolio	86,176	17,225	78,415	14,985

Off-balance sheet items:
Financial derivatives		1,678		1,275
Other off-balance transactions		526		620

Total off-balance sheet items		2,204		1,895

Total risk-weighted value of banking portfolio		19,459		16,880
Total risk-weighted value of trading portfolio		2,403		1,867
Foreign currency exchange risk		71		66

Total		21,933		18,813

1)	As of December 31, 2003, offsetting items under capital adequacy regulations reduced the total of risk-weighted balance sheet and off-balance sheet items by NOK 598 million.

Risk capital

(NOK millions and as percentage of risk-weighted assets and off-balance sheet items)

	December 31,
	2003		2002
Core capital	2,939	13.4%	3,177	16.9%
Additional capital (subordinated loan capital)	1,090	5.0%	880	4.7%

Total risk capital	4,029	18.4%	4,057	21.6%

	December 31,
(NOK millions)	2003	2002
Share capital	1,594	1,594
Balance sheet equity	949	898
Capital contribution securities	441	697
Intangible assets	(24)	(2)
Prepaid pension cost	(21)	(10)

Total core capital	2,939	3,177

42. INTEREST RATE RISK

The calculated value of financial instruments, both on- and off-balance sheet, is affected by changes in the level of interest rates. This interest rate sensitivity can be expressed as changes in values arising from a given change in the interest rate level. The table displays change in market values given an interest rate increase of one percentage point on December 31, 2003.

The interest rate sensitivity takes into account that interest rate-fixing on assets and liabilities occur on different dates. However, the interest rate sensitivity is over-estimated because it does not take into account the covariance between the interest rates at the different interest measurement points. The convexity effects have not been taken into account.

(NOK thousands)	1 month	3 months	1 year	5 years	Total
Trading:
USD	(85)	315	(57)	(262)	(89)
EUR	(405)	1,390	(385)	(864)	(264)
Other than trading:
NOK	(5,464)	4,026	(5,498)	(6,277)	(13,213)
USD	(280)	(3,283)	1,123	(1,242)	(3,683)
EUR	1,644	(2,777)	(185)	(5,644)	(6,961)
Other currencies	80	57	(1,759)	1,675	53

The table does not include the administrative interest rate risk. Under the 108 Agreement, currency and interest rate risk are fully covered by the Government. Positions under the 108 Agreement are therefore not included.