Form 20-F
period 2004-12-31
EKSPORTFINANS ASA
filed 2005-03-21
CIK 700978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

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

5.75% USD Notes due 2006
1.80% JPY Notes due 2010
4.375% USD Notes due 2009
Double Opportunity Range USD and EUR Notes due 2005
5.2625% USD Notes due 2019
3.375% USD Notes due 2008
GSCI-ER Index Linked USD Notes due 2005
Asian FX Bull USD Notes due 2006
AMEX Pharmaceutical Index Linked USD Notes due 2006
International FX Bull USD Notes due 2007
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

Yes  ☑                    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐                    Item 18  ☑

FORWARD-LOOKING STATEMENTS

     Except for historical statements and discussions, statements contained in this annual report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Any other document of Eksportfinans ASA filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “hope”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, or “continue” or similar terms.

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

PRESENTATION OF INFORMATION AND EXCHANGE RATES

     In this annual report, we use the term “Eksportfinans” for Eksportfinans ASA. We use the term “Kommunekreditt” for Eksportfinans’ subsidiary, Kommunekreditt Norge AS. The terms “us”, “we”, “our” and “Company” refer to Eksportfinans and Kommunekreditt as a financial group.

     Except as otherwise specified, all amounts in this annual report are expressed in Norwegian kroner (“kroner”, “NOK” or “krone”).

     For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (“U.S. dollars”, “$” or “USD”) in this annual report have been made at the rate of NOK 6.0794 = $1.00 ($0.1645 = NOK 1), the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004. On March 15, 2005, such rate was NOK 6.1450 = $1.00 ($0.1627 = NOK 1). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.

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

Item 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3.     KEY INFORMATION

     A.     SELECTED FINANCIAL DATA

     The following income statement and balance sheet data, expressed in NOK, have been selected from our audited consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 that appear elsewhere herein and from our audited consolidated financial statements as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 appearing in our previous annual reports on Form 20-F.

     We prepare our financial statements in accordance with accounting principles generally accepted in Norway (Norwegian GAAP). Norwegian GAAP vary in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). The application of U.S. GAAP would have affected net income for each of the three years in the period ended December 31, 2004 and shareholders’ equity as of December 31, 2004, 2003 and 2002 to the extent summarized in note 34 to our audited consolidated financial statements.

     The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements for 2004, 2003 and 2002 and the notes included elsewhere herein.

INCOME STATEMENT DATA

	Year ended December 31,
Amounts in accordance with Norwegian GAAP:	2004	2004	2003	2002	2001	2000
	(Millions of
	USD)	(Millions of NOK)
INTEREST AND RELATED INCOME:
Interest and related income on loans and receivables due from customers	248	1,507	1,346	1,402	2,384	2,947
Interest and related income on securities and on loans and receivables due from credit institutions and other interest and related income	167	1,018	920	1,061	2,333	3,057

Total	415	2,525	2,265	2,463	4,717	6,004
INTEREST AND RELATED EXPENSES:
Total	(349)	(2,123)	(1,824)	(2,057)	(4,257)	(5,579)

NET INTEREST INCOME	66	402	452	406	460	425
Commissions earned and income related to banking services (1)	1	6	17	5	0	0
Commissions paid and expenses related to banking services	(1)	(5)	(6)	(6)	(7)	(20)
Net gains on securities and foreign currencies	7	42	40	5	5	12
Other operating income	1	4	5	8	6	6
Total operating expenses	(24)	(146)	(156)	(127)	(121)	(107)

INCOME BEFORE TAXES	50	303	352	291	343	316
Income taxes	(14)	(84)	(101)	(83)	(94)	(65)

NET INCOME	36	219	251	208	249	251

PER SHARE DATA:
(thousands of USD/NOK)
Net income	0.24	1.44	1.65	1.37	1.64	1.95
Dividends (2) proposed	0.21	1.30	1.32	0.55	0.82 *	0.98
Amounts in accordance with U.S. GAAP (3):			Restated	Restated	Restated
Net revenue ***	232	1,413	(2,206)	876	2,112	417
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	151	916	(1,690)	545	1,442	261
Cumulative effect of change in accounting principle, net of related tax effect**	0	0	0	0	624	0

NET INCOME (9)	151	916	(1,690)	545	2,066	261

Dividends paid	33	201	83	124	126	126

*	On July 3, 2001 Eksportfinans paid an extraordinary dividend of NOK 374.1 million. Including such amount, dividends per share were NOK 3.28.

**	The amount in 2001 reflects the implementation of Financial Accounting Standard 133. See our audited consolidated financial statements, note 34 for more information.

***	Net revenue consists of net interest income, income (losses) on investments in joint venture, commissions earned and paid, gains (losses) on securities and foreign currencies and U.S. GAAP adjustments except for goodwill, depreciation of property and revaluation. See our audited consolidated financial statements, note 36.

PER SHARE DATA

(Thousands of USD/NOK)
Net income – basic and diluted	0.99	6.04	(11.14)	3.59	13.62		2.03
Dividends paid	0.22	1.32	0.55	0.82	0.82	*	0.98
Shares outstanding at December 31	151,765	151,765	151,765	151,765	151,765		129,000
NORWEGIAN GAAP:
Ratio of earnings to fixed charges (4)		1.14	1.19	1.14	1.08		1.06
U.S. GAAP:
Ratio of earnings to fixed charges (3)(4)		1.60	—	1.37	1.47		1.06

BALANCE SHEET DATA

	As of December 31,
Amounts in accordance with Norwegian GAAP	2004	2004	2003	2002	2001	2000
	(Millions of
	USD)	(Millions of NOK)
ASSETS
Cash, bank deposits, investments and bonds held to maturity	5,977	36,336	41,955	39,118	32,699	28,709
Total loans (5)	11,187	68,011	59,177	51,182	51,506	49,115
TOTAL ASSETS	17,988	109,355	103,339	91,073	85,127	79,305
LIABILITIES
Commercial paper debt	809	4,921	15,393	19,230	16,155	3,840
Bond debt	16,230	98,666	82,798	64,894	57,117	62,721

TOTAL BORROWINGS THROUGH THE ISSUE OF SECURITIES	17,039	103,587	98,191	84,124	73,272	66,561

Subordinated debt	145	883	936	880	1,976	2,121
Preferred capital securities/Capital contribution securities	96	582	595	697	901	885
SHAREHOLDERS’ EQUITY
Share capital	262	1,594	1,594	1,594	1,594	1,355
Share premium reserve	27	162	162	162	162	0
Other equity	133	808	786	736	612	861

TOTAL SHAREHOLDERS’ EQUITY (after dividends declared)	422	2,564	2,542	2,492	2,368	2,216

Amounts in accordance with U.S GAAP			Restated	Restated	Restated

Total assets	19,062	115,887	107,504	93,037	83,424	N.A.

Shareholders’ equity	636	3,866	3,083	4,851	4,288	2,392
FINANCIAL RATIOS/OPERATING STATISTICS
Amounts in accordance with Norwegian GAAP Return on average equity (6)		8.57%	9.98%	8.54%	10.90%	11.67%
Dividend (as a percentage of share capital)		12.35%	12.61%	5.21%	7.80%	9.30%
Return on assets (7)		0.37%	0.44%	0.44%	0.50%	0.51%
Ratio of operating and administrative expenses to average assets		0.12%	0.13%	0.12%	0.12%	0.12%
BALANCE SHEET STATISTICS
Capital adequacy (8)		17.05%	18.40%	21.56%	25.00%	27.20%
Public sector share of total loans as borrowers/guarantors		75.86%	73.66%	67.97%	62.60%	51.03%
Total loans outstanding/total assets		62.15%	57.26%	56.20%	60.50%	61.93%

(1)	Income on guarantees is included in this item — see notes 3 and 35 to our audited consolidated financial statements.

(2)	The dividend per share amount for each year represents the distribution out of net income proposed by the Board of Directors for that year. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders of Eksportfinans. The proposed dividend for each year was approved at the annual general meeting of Eksportfinans held during the following year and was paid in such following year.

(3)	See note 34 to our financial statements for a discussion of differences between Norwegian GAAP and U.S. GAAP for the three-year period ended December 31, 2004.

(4)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on bond debt issued. The ratio of U.S. GAAP earnings to fixed charges is based on U.S. GAAP income before extraordinary items. In 2003, U.S. GAAP, the ratio of earnings to fixed charges in 2003 had a deficiency due to negative U.S. GAAP earnings of NOK 516 million (USD 85 million). See note 34 to our audited consolidated financial statements for further discussion of U.S. GAAP earnings. Our negative U.S. GAAP earnings for this period were driven by the impact of market movements on the fair value of derivatives, for which hedge accounting is not applied under U.S. GAAP. The U.S. GAAP fixed charges amounted to NOK 1,830 million (USD 274 million).

(5)	Total loans include loans and receivables due from customers and a portion of loans and receivables due from credit institutions. See note 15 to our consolidated financial statements.

(6)	Net income divided by average shareholders’ equity (average based on beginning and end of year).

(7)	Net interest income (including provisions) divided by average assets (average based on daily averages).

(8)	As provided by the Norwegian Financial Activity and Financial Institutions Act 1988, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy, which took effect on March 31, 1991. As the principal measure of capital adequacy, the guidelines apply a risk-asset ratio, which compares the total of assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital and supplementary capital. The minimum capital requirement is 8%.

(9)	U.S. GAAP net income for the periods ended December 31, 2003, 2002 and 2001 has been restated. Note 34 to our audited consolidated financial statements explains the nature of the restatement.

Exchange Rates

     The following table sets forth, for the periods indicated, information concerning the exchange rate for Norwegian kroner into United States dollars based on the noon buying rate of the Federal Reserve Bank of New York, expressed in Norwegian kroner per U.S. dollar.

     The following table sets forth the high and low noon buying rates for the previous six months:

Noon Buying Rates

	High	Low
September 2004	6.9452	6.7270
October 2004	6.7657	6.3892
November 2004	6.4443	6.0927
December 2004	6.2225	6.0551
January 2005	6.3558	6.1035
February 2005	6.5602	6.2009
March 2005 (through March 15)	6.2628	6.0667

     The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end
2000	8.8307	8.8010
2001	9.0331	8.9724
2002	7.9253	6.9375
2003	7.0627	6.6660
2004	6.7241	6.0794

The noon buying rate on March 15, 2005, was NOK 6.1450 = $1.00 ($0.1627= NOK 1).

  B.     CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

  C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

  D.     RISK FACTORS

     Negative developments in the Norwegian export industry and in the Norwegian economy may decrease the volume of export loans and loans to municipalities and counties and harm our business.

     If international market conditions cause a decrease in demand for products and goods exported from Norway, Norwegian exporters who normally fund their export credits through Eksportfinans may decrease or discontinue their use of Eksportfinans’ services. This would have an adverse effect on our ability to generate revenue through the disbursement of new loans through our export credit lending business. The same would be the case if major exporters who normally fund their export credits through Eksportfinans were to move the production of goods and services out of Norway.

     Similarly, if the Norwegian political, legal or economic environment should become unable to support the taking of loans by municipalities and counties, the volume of loans made by Kommunekreditt to these entities will decrease, negatively affecting Kommunekreditt’s income and business.

     A decision by the Norwegian Government to discontinue government support of export loans may have a detrimental effect on our income and business.

     The Norwegian Government supports certain export loans (see Item 4.B. “Business Overview – Loan – Export-related loans”) according to the OECD Consensus rules.

     There can be no assurance that the Norwegian Government will continue to extend government-supported loans or to participate in beneficial programs for developing countries. For instance, in October of 2001, the Norwegian Parliament resolved to discontinue allocating funds for mixed credits, which combine loans with aid. As a result, disbursements under our mixed credit program have declined from NOK 257 million in 1999 to NOK 63 million in 2004. Similarly, a reduction or termination of government–supported loans by the Norwegian Government would have a negative effect on Eksportfinans’ ability to remain competitive and would negatively affect Eksportfinans’ profit margin, income and business (see Item 4.B. “Business Overview — Loans — Export-related Loans” and “ — Arrangement with the Norwegian Government”).

     A termination or unilateral adverse modification by the Norwegian Government of its agreement with us would have a detrimental effect on our business and income.

     Eksportfinans is, through an agreement with the Norwegian Government, the exclusive provider of government-supported loans in Norway. In return, the Norwegian Government makes payments to Eksportfinans sufficient to offset any interest and foreign exchange losses relative to certain reference points set forth in the agreement that might occur in connection with Eksportfinans’ foreign currency loans, borrowings and NOK transactions related to such lending. Conversely, if Eksportfinans realizes a gain in connection with its foreign currency lending, borrowing or related transactions, it must pay such gain to the Norwegian Government. The agreement has no set expiration date, but provides that either party may ask for discussions if the agreement does not fulfill that party’s expectations and that each of the parties may with six months’ notice terminate the agreement with respect to future commitments. The agreement will remain effective until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled. Since the arrangement significantly assists in securing Eksportfinans’ business, revenues, and credit ratings should it be unfavorably amended or terminated, Eksportfinans’ profit margins, income and business would be adversely affected (see Item 4.B. “Arrangement with the Norwegian Government”).

     Consolidation of the ownership of our shares could negatively affect us.

     If one or more of the Company’s owners were to merge or were acquired by another financial institution and as a result the new combined entity had a significantly increased shareholding in the Company, ratings agencies might consider us effectively to be a subsidiary of the combined entity. With the exception of the Kingdom of Norway, the Company has higher credit ratings than those of its owners. It is unusual for a subsidiary to be awarded a higher rating than that of its parent company. Depending on the credit rating and financial condition of the combined entity, ratings agencies might then downgrade our credit rating, which could increase our costs of borrowing, decrease our access to capital markets and harm our business.

     A downgrade may substantially reduce our earnings.

     98% of our capital requirements are met through the issuance of securities primarily in the international capital markets. As a result, we are dependent on our access to the international capital markets. The cost and availability of financing is generally dependent on our credit rating. The Company currently has favorable credit ratings from various credit rating agencies. The Company’s credit rating depends on many factors, some of which are outside of our control. Factors that are significant in determining our credit ratings or that otherwise could affect our ability to raise financing include ownership structure, asset quality, liquidity profile, capital ratios, prudent banking, government support and public policy role. A deterioration in any of these factors or combination of these factors may lead rating agencies to downgrade our credit rating. If the Company was to receive a downgrade in its credit rating, it would likely become necessary to offer increased interest rates in the capital markets in order to obtain financing, which would likely substantially lower the Company’s profit margins and earnings and negatively affect the Company’s business.

     Reduced accessibility to the international capital markets at a desired interest rate could lower our profit margins.

     Since the Company funds its business activities through the international capital markets mainly by issuing fixed-rate debt that is swapped into floating-rate liabilities in Norwegian kroner, euro or U.S. dollars (the Company’s base currencies), reduced differences between the new issue spreads and the swap spreads, all other things being equal, will have a negative impact on the Company’s earnings. In 2004, the percentage of floating rate loans rose to 79% at December 31, 2004, compared with 54% at December 31, 2003.

     Furthermore, any situation that impairs the Company’s access to the market or increases the cost of financing could have a negative effect on our profit margin. For instance, the Company’s must compete with domestic and foreign financial institutions in the capital markets for financing. This competition could raise the cost of financing to the Company by forcing it to offer higher interest rates in order to attract investors.

     Changes in interest rates may reduce our earnings.

     Increases in interest rates may force the Company to respond by offering higher interest rates to investors when seeking financing in the capital markets. Furthermore, market conditions may result in lower interest rates on loans extended by the Company and on its investments. Any decrease in the average interest income on the Company’s assets relative to the average interest expense on its liabilities will reduce the Company’s net income.

     Our hedging strategies may not prevent losses.

     The Company is constantly attempting to manage interest rate, currency and other market-related risks, as well as refinancing risks. If any of the variety of instruments and strategies the Company uses to hedge its exposure to these various types of risk is not effective, the Company may incur losses. The Company may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.

     Our derivatives counterparties may not honor their contracts.

     The Company uses derivative instruments to hedge market risk and manage the return on its investments. The Company’s derivative strategies employ a variety of instruments, including foreign exchange forwards, foreign currency swaps and interest rate swaps. While there has not yet been a situation in which our derivative counterparty has not honored their obligations under the derivative agreement, a failure by one or more counterparties to honor the terms of its derivatives contract with the Company could have an adverse effect on the business, results of operations and financial condition of the Company.

     Fluctuations in foreign currency exchange rates could harm our profit margins.

     As an international lending institution, the Company is subject to currency risk. At December 31, 2004, approximately 63.0% of the Company’s risk capital was denominated in Norwegian kroner, with the remaining 37.0% denominated in other currencies. Because a greater percentage of the Company’s risk-weighted assets than its risk capital is denominated in other currencies the Company’s capital ratio is subject to fluctuations in foreign exchange rates.

     The Company’s earnings may fluctuate due to currency translations, and changes in currency exchange rates adverse to the Company would cause a reduction in profits.

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

     Increasing competition may adversely affect our income and business.

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

     The U.S. Federal income tax treatment on some of our notes is uncertain, and the terms of some of our notes require you to follow the treatment that we will adopt with respect to those notes.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. Federal income tax treatment of holders of certain of our notes or similar instruments.

     Some of our notes will likely be classified as contingent payment debt instruments. In such a case, these notes will likely be considered to be issued with original issue discount. Although you may receive no interest payments during the term of these notes, during your ownership of these notes you will likely be required to include the original issue discount as interest in taxable income, subject to some adjustments, based on the “comparable yield” of the notes. The comparable yield will generally be the rate at which we could issue a fixed rate debt instrument on terms and conditions similar to the notes. See the discussion under “U.S. Federal Income Tax Considerations” below for more information.

     Pursuant to the terms of some of our other notes, you agree to treat these other notes as contracts under which we will deliver at maturity a cash amount determined by reference to an underlying asset or assets in exchange for a fixed purchase price. You will be required to characterize such notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization. If the Internal Revenue Service successfully argues that these notes should be treated differently, the timing and character of income on the notes may be affected and, among other things, you may be required to pay tax on deemed interest even though your notes may not bear periodic interest. Please see the discussion under “U.S. Federal Income Tax Considerations” below for more information.

     We have not requested a ruling from the IRS with respect to any of our notes discussed in this annual report, and we cannot assure you that the IRS will agree with the conclusions expressed in this annual report under “U.S. Federal Income Tax Considerations.”

     We may be unable to comply in a timely manner with the requirements of the Sarbanes-Oxley Act relating to the assessment by us and our auditors of the effectiveness of our internal controls over financial reporting, and our assessment may identify material weaknesses and may result in an attestation with an adverse opinion from our auditors, each of which could adversely affect our reputation and share price.

     Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations require us to include in our future annual reports an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on management’s assessment. This requirement is currently expected first to apply to our annual report on Form 20-F for our fiscal year ending December 31, 2006. We are evaluating our internal control systems to allow our management to report on, and our auditors to attest to, our internal control over financial reporting. As a result, we have incurred additional expenses in 2004 and a diversion of our management’s time, and we expect this to continue at least into financial year 2006.

     While we have dedicated a significant amount of time and resources to ensuring compliance, there can be no assurance that we or our auditors will complete the necessary work to comply with all aspects of Section 404 and related regulations in a timely manner. If we have a material weakness in our internal control over financial reporting, we may be unable to prevent or detect material misstatements in a timely manner. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If the assessment of our internal control over financial reporting identifies material weaknesses that must be disclosed, we may receive an attestation with an adverse opinion from our auditors as to the adequacy of our internal control over financial reporting. Furthermore, potential acquisitions of businesses that are currently not in compliance with Section 404 requirements could lead to disclosures on currently unforeseen deficiencies in our internal control over financial reporting. This could adversely affect our reputation and our financial results. Each of these consequences could reduce the market’s confidence in our financial statements and negatively affect our ability to borrow in the capital markets.

     Our restructurings of operations and other measures we take to reduce costs may not achieve the results we intend and may adversely affect our operations.

     We have recently implemented various IT projects related to financial control, funding and treasury activities. These projects entail further automization of our operations intended to increase our operating efficiency. Following on from those projects, management has comprehensively reviewed our internal processes and routines. In response to this review, our Board of Directors has approved the implementation of a restructuring plan involving, among other things, a reduction in staff in 2005 of approximately 21%, a possible further reduction in 2006 of 6%, and an allocation of NOK 38 million to cover compensation to redundant personnel and related implementation costs in 2005. While we expect that this restructuring will reduce our annual costs beginning in 2006 by approximately NOK 20 million as compared to 2004, it is possible that the restructuring may negatively impact our operations and negatively affect our business.

Item 4.     INFORMATION ON THE COMPANY

  A.     HISTORY AND DEVELOPMENT OF THE COMPANY

     Eksportfinans was incorporated in 1962 as a limited liability company under the laws of the Kingdom of Norway. Its legal name is Eksportfinans ASA.

     Eksportfinans’ principal executive offices are located at Dronning Mauds gt. 15, N-0250 Oslo, Norway, and its telephone number is (011-47) 22-01-22-01.

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

     Eksportfinans was formed as a result of Norwegian authorities and banks recognizing the need for a specialized institution jointly owned by the leading Norwegian banks to render medium and long-term export credits. The recognition of the need for a specialized export credit institution among our shareholder banks, including shareholding banks not incorporated in Norway, continues today. The banks are typically involved in short-term export credits, e.g. with maturities of less than two years, which Eksportfinans does not engage in. The owner banks may, and do from time to time issue long-term export credits, but in the majority of cases these loans are referred to Eksportfinans as Eksportfinans may offer more competitive terms for longer term credit than our shareholder banks.

     Since 1978 Eksportfinans has been the exclusive provider of government-supported loans in Norway. All of the government-supported loans offered by Eksportfinans are fixed-interest loans in accordance with the OECD Arrangement on Guidelines for Officially Supported Credits (the OECD Consensus), which are agreed to by most of the member countries of the Organization for Economic Cooperation and Development (the OECD). At the request of the Norwegian Government, Eksportfinans may also from time to time provide other types of financing. Such a request was made by the Norwegian authorities in 1991 in order to assist certain East European countries with balance of payment loans as had been agreed by and among the member countries of the OECD. As provided for in Eksportfinans’ articles of association, these loans were fully guaranteed by the Kingdom of Norway. As of the date of this document, no other request has been made by the government.

     Eksportfinans’ articles of association require that all of its loans be supported by, or extended against:

•	guarantees issued by, or claims on,

–	Norway or other countries, including local, regional and foreign authorities and government institutions, with high creditworthiness,

–	Norwegian or foreign banks or insurance companies, or

–	internationally creditworthy Norwegian or foreign companies, or

•	certain types of collateral.

     As shown in the chart on page 24, virtually all credit support is provided in the form of guarantees. Eksportfinans has to date collected all loans falling due, either from the original obligor or by exercise of guarantees, and therefore has experienced no loan losses.

     The volume of commercial (non-government-supported) financing is higher than government-supported financing as market interest rates historically have made commercial loans more attractive to borrowers. See Item 4.B. “Business Overview – Loans – Export-related Loans – Commercial Loans”. Our principal assets are our loans and investments, which are financed by our equity capital and by borrowings principally in the international capital markets.

     Our principal source of income is the excess of our interest revenue on our assets over the interest expense on our borrowings.

     On June 22, 1999, Eksportfinans acquired Kommunekreditt from Christiania Bank og Kredittkasse ASA, now Nordea Bank Norge ASA. The acquisition of Kommunekreditt was a consequence of Eksportfinans’ aim to expand its area of activity. There were few areas where loans could be provided with the same low risk as Eksportfinans has on its loan portfolio. As loans to municipal, county and local authorities and to companies with a municipal guarantee also generally involve a low level of risk, the acquisition of Kommunekreditt gave Eksportfinans access to attractive new lending opportunities.

     Kommunekreditt engages in long-term financing of Norwegian local governments and has its headquarters in Trondheim, Norway. Kommunekreditt makes loans without any form of credit enhancement to Norwegian municipalities, counties and companies that are the joint undertaking of two or more municipalities (so called joint-municipal companies) as well as to private independent companies against guarantees from municipalities, counties or the Norwegian Government. Kommunekreditt provides loans with fixed rates of interest and terms from one month to 10 years or at a floating rate of interest both for refinancing existing loans and for new borrowings. See Item 4.B. “Business Overview — Loans — Municipal and County Loans”.

     Kommunekreditt’s business is based on utilizing the municipal sector’s creditworthiness in order to provide municipalities and counties with suitable loan products on favorable terms. Kommunekreditt places emphasis on serving as a center of expertise where municipalities and counties can obtain advice and guidance on financing questions and the management of their own finances. Kommunekreditt participates actively in strengthening the expertise and technical skills of municipalities and counties in these areas.

     The need for financing local government services is substantial. Kommunekreditt works to provide the best financing solutions for the local government sector in cooperation with local and county councils, municipal companies and other financial institutions. The strategy is to become a major lender in the municipal and county market. The growth in Kommunekreditt’s total loans is expected to be approximately 11% in 2005.

     From 2000 through 2004, the growth in municipal lending in Norway has averaged 9% annually. To a large extent this growth has been driven by reforms (i.e. mental health care, lowering the school starting age to six, elderly care) in the public sector. These governmental reforms have forced municipalities to make substantial investments in buildings, infrastructure, etc. in order to comply with new standards. The sector is under pressure to cut costs, and a number of structural changes are being discussed in the political arenas.

     From the cost-cutting perspective it is likely that further investments will be needed to improve efficiency. It is also highly likely that new types of reforms will be enforced and that these reforms will drive investments. As a conclusion we believe that the municipal lending market will continue to grow in the years ahead, but the growth ratio may slow down compared to the years 2000 — 2004 (i.e. in the range of 4 — 8 % annually).

     Eksportfinans and Kommunekreditt are engaged in specialized long-term lending in two areas that share common features. This provides economies of scale and access to systems and expertise, ensuring that activities can be conducted and developed in a cost-efficient manner with reduced risk. Since the year of acquisition in 1999, Kommunekreditt’s total lending has increased from NOK 8.6 billion in 1999 to 45.2 billion in 2004, thus increasing the relative share of the Company’s lending to public sector or to private borrowers with municipal guarantees from 36.1% to 75.9% during this period.

     The common features shared by export credits and municipality financing are their long-term nature and the high creditworthiness of the guarantors and/or borrowers. Thus these two types of lending share the same sources of funds. The inclusion of municipality financing improves the total cost of funds as the company becomes a more frequent borrower.

     The positive trend in Norwegian exports in 2004 is expected to continue in 2005. The international economy seems likely to grow within the sectors and industries that are important to the company, such as the maritime industries. Significant time in 2005 is expected to be spent realizing the potential of the high volume of loan applications that Eksportfinans received in 2004. Often it takes from one to two years from the first project contact until all necessary contracts have been signed. The growth in total loans disbursed to the sector is expected to be approximately 15% in 2005.

     The major Norwegian banks and international banks represented in Norway are active in export lending. We have no reliable data for the Company’s market share of export credits financed by Norwegian institutions. However, as an indication, the Company’s share of loans guaranteed by the Norwegian Guarantee Institute for Export Credits (the Guarantee Institute) is approximately 60%.

  B.     BUSINESS OVERVIEW

     LOANS

     General

     The Company extends loans to both Norwegian and foreign companies in furtherance of Eksportfinans’ strategy of promoting financing for Norwegian exports and the international operations of Norwegian industry, and to municipalities and counties in furtherance of Kommunekreditt’s strategy of promoting financing to local and county authorities. Eksportfinans provides both commercial loans and government-supported financing. See Item 4.B. “Business Overview — Loans — Export-related Loans”. Eksportfinans’ loans are supported by or extended against guarantees issued by, or claims on, certain specific types of entities or collateral. Kommunekreditt’s loans to municipalities and counties are not guaranteed or otherwise credit enhanced. Kommunekreditt’s loans to companies, however, are extended against guarantees from municipalities or counties. See Item 4.B. “Business Overview — Loans — Credit Support for Loans”.

     In the case of export transactions, Eksportfinans engages in two types of financing: 1) contract financing and 2) financing of international and export related activities. Contract financing means financing of export contracts between a Norwegian supplier and a foreign buyer. Financing of international and export related activities involves loans to finance investments in buildings and machinery for export production or international expansion.

     Contract financing comprises 31% of our lending activities and financing of export activities comprises 69%. We actively market our finance products to Norwegian exporters and also to buyers abroad that are traditional or potential purchasers of capital goods and services from Norway. We often discuss different financial alternatives with the Norwegian exporters at a stage where they contemplate bidding for a contract or are in a bidding contest with foreign exporters. Norwegian exporters often apply for financing after contracts have been won. Most of our loans have been acquired due to active marketing directed to and/or application directly from Norwegian exporters. Some of our loans have been referred to us via our shareholder banks. All such referrals are on a no-fee basis. Eksportfinans does not hire brokers for loan acquisition, but relies on its own marketing capabilities and its shareholder network. With respect to major Norwegian export contracts, involving contracts values in excess of USD 30 million, we invariably face competition primarily from foreign banks and credit institutions.

     More than 95% of all loans are guaranteed. The remaining 5% comprise either loans to companies, sovereign states or banks that have a creditworthiness that would otherwise allow us to accept a guarantee from them for repayment of a loan we make, or is credit enhanced by collateral as provided for by our articles of association.

     Contract financing

     Under contract financing, Eksportfinans provides either supplier or buyer credits. Supplier credits are those in which Eksportfinans has a direct lending relationship with a Norwegian supplier of goods and services. A buyer credit is one where Eksportfinans lends to the foreign purchaser of goods or services originating in Norway. In either case, Eksportfinans typically advances funds to the supplier at the time of invoiced delivery of the underlying goods and services. The majority of the credits are extended as buyer credits. Terms of repayment for commercial loans are agreed between Eksportfinans and the borrower. Government-supported loans are subject to the repayment terms set by the OECD for such loans. See Item 4.B. “Business Overview — Loans — Export-Related Loans — Government-Supported Loans”.

     For export transactions, Eksportfinans also establishes general lines of credit that may be drawn upon by buyers at the time of invoiced delivery of goods and services from Norway. These credit arrangements are granted primarily to financial, government or other institutions in developing countries, as well as in connection with major industrial projects involving the supply of a wide variety of Norwegian-produced goods. Borrowings under these general credit lines are subject to the availability of funds to Eksportfinans at the time of borrowings and to the receipt by Eksportfinans of satisfactory credit support for its loans. The Company has never been unable to fulfill its commitment to fund under a credit line.

     In connection with its export transactions Eksportfinans also provides project financing, pursuant to which it lends to an entity that is legally and economically independent from its sponsors. The credit decision is taken on the basis of the entity’s anticipated cash flows, as there typically would be no recourse to the entity’s sponsors. Project financing loans typically are collateralized by the assets of the independent entity. Risks relating to a project financing transaction typically are spread by contract amongst sponsors, lenders, suppliers and customers. All of Eksportfinans’ limited or non-recourse project financing is supported by or extended against guarantees or cash collateral. In light of these arrangements and the aforementioned collateralization, Eksportfinans believes that the risks associated with project financing are substantially similar in scope and nature to the risks associated with its other lending activities.

     In the case of potential imports to Norway financed by foreign export credit agencies, Eksportfinans may offer loans according to OECD terms to facilitate deliveries from Norwegian suppliers on competitive terms. In an export transaction, Eksportfinans is typically involved at an early stage in the negotiations between a supplier of capital goods and a prospective purchaser. A loan offer for either a buyer or supplier credit is an integral part of the underlying transaction and is often given in connection with contract bidding before any agreement has been signed by the parties. Consequently, more than two-thirds of the offers for government-supported loans made by Eksportfinans have historically not been consummated because the underlying transactions were not successfully closed.

     On average, it takes approximately six months to complete the loan and guarantee documentation for a contract financing.

     Financing of international and export related activities

     Eksportfinans finances activities related to the Norwegian export industry. The loan purpose is typically to finance investments in buildings and machinery for export production or international expansion. Such loans are guaranteed by Norwegian and international banks. This kind of financing is normally less complicated to arrange compared to contract financing and it normally takes approximately one month to complete the financing.

     Loans acquired from banks

     With the objective of furthering activity in both types of financing discussed above, Eksportfinans from time to time also enters into agreements to acquire loans from shareholders and some other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2004, 2003 and 2002, Eksportfinans acquired loans from its shareholders amounting to NOK 6,581 million, NOK 4,456 million and NOK 5,601 million respectively.

     Loan Commitments — Export Financing

     The Company’s total loan commitments as of December 31, 2004 amounted to NOK 7,244 million (compared with NOK 3,790 million as of December 31, 2003), of which NOK 3,287 million (compared with NOK 754 million as of December 31, 2003) were for government-supported loans and NOK 3,957 million (compared with NOK 3,036 million as of

December 31, 2002) were for commercial loans, assuming in each case full exercise of the options for such type of loan. The high increase in commitments for government-supported loans is due to the fact that the interest rates for such loans were very favorable during 2004 compared to the corresponding market rates. It has been the Company’s experience that disbursements made under government-supported loan commitments occur over a period of several years, in contrast to commercial loans, which are generally disbursed at one time. In addition, demand for commercial loans is not necessarily fully reflected in loan commitments at year-end as, for commercial loans, the period from the time the commitment is given to the time the loan is disbursed is often relatively short.

     Loan Commitments — Municipal or County Loans

     In its local government transactions Kommunekreditt offers loans to municipalities or counties, or to companies having the support of guarantees from municipalities, counties or the Norwegian Government. As of December 31, 2004, Kommunekreditt had loans outstanding to the municipality sector of NOK 45,218 million. Kommunekreditt typically finances investments in municipal infrastructure projects such as roads, water and sewage systems, health and social care, schools and cultural institutions. Proceeds of Kommunekreditt’s loans may be used for new projects as well as refinancing of existing loans. In the aggregate Norwegian local governments (municipalities, counties, local government companies and debt guaranteed by local governments) make borrowings between NOK 30,000 and 35,000 million a year, of which Kommunekreditt’s share is approximately 35% (based on the years since 1999).

     Composition of Loans

     The following table sets forth the amounts of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality loans for each of the last five years:

	Year ended December 31,
(NOK millions)	2004	2003	2002	2001	2000

Loan disbursements (during the year):
Export-related commercial loans	11,533	5,265	6,705	5,882	5,179
Municipal and county loans	13,133	12,228	8,638	9,747	10,648
Export-related government-supported loans	603	641	697	407	1,198

Total (1)	25,269	18,134	16,040	16,036	17,025

Loans outstanding (at year-end):
Export-related commercial loans	18,918	18,239	18,877	21,835	26,300
Municipal and county loans	45,218	36,706	28,089	24,725	17,695
Export-related Government-supported loans	3,875	4,232	4,216	4,946	5,120

Total	68,011	59,177	51,182	51,506	49,115

(1)	Amounts for 2004, 2003, 2002, 2001 and 2000 include loans acquired from shareholders amounting to NOK 6,581 million, NOK 4,456 million, NOK 5,601 million, NOK 5,105 million, and NOK 3,880 million, respectively.

     See Item 4.B. “Business Overview — Loans — Composition of Loans” for an analysis of the composition of the Company’s loan disbursements and outstanding loans.

     The following table presents an analysis of the Company’s loans outstanding for each of the last five years:

	Year ended December 31,
(NOK millions)	2004	2003	2002	2001	2000

Beginning balance	59,177	51,182	51,506	49,115	42,056
Add — disbursements	25,269	18,134	16,040	16,036	17,025
Deduct — repayments	(14,985)	(9,937)	(10,824)	(13,904)	(12,784)
Adjustments related to year-end exchange rates (1)	(1,450)	(202)	(5,540)	259	2,818

Balance at year-end	68,011	59,177	51,182	51,506	49,115

(1)	Amounts in foreign currencies are recorded in kroner at year-end exchange rates.

     Our export-related loans are divided into three categories:

•	ships,

•	capital goods, and

•	additional export-related and international activities.

     Ship loans are loans made in connection with the financing of ships built in Norway for export to other countries. Capital goods loans include loans made to the ships equipment, telecommunications, energy, oil rig and environmental protection equipment industries as well as a variety of other businesses. The additional export-related and international activities category is divided into nine sub-groups all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified in footnote (2) to the table below.

     The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:

Loan disbursements (during the year):

	Year ended December 31,
(NOK millions)	2004	2003	2002	2001	2000

Ships (1)	2,068	2,791	3,317	3,716	3,495
Capital goods (1)	1,379	993	1,502	1,147	1,985
Additional export-related and international activities (2)	8,689	2,122	2,583	1,426	897
Municipal and county loans	13,133	12,228	8,638	9,747	10,648

Total (3)	25,269	18,134	16,040	16,036	17,025

(1)	Relates to the financing of deliveries from shipyards and excludes ships equipment, which is included in capital goods.

(2)	The sub-groups of additional export-related and international activities are:

	2004	2003	2002	2001	2000

Aluminum, chemicals and minerals	37	173	244	0	0
Aviation and shipping (*)	0	183	124	540	632
Engineering and construction	39	106	296	0	0
Hydro electric power	59	623	175	0	0
Oil and gas	204	147	0	517	0
Pharmaceuticals	0	0	0	249	260
Pulp and paper	4,158	0	33	105	0
Real estate	3,947	726	1,586	0	0
Other categories	245	164	125	15	5

Total	8,689	2,122	2,583	1,426	897

(*) The sub-group aviation and shipping relates to financing for the construction of a Norwegian aircraft carrier and general corporate financing of shipping companies.

(3)	Amounts for 2004, 2003, 2002, 2001 and 2000 include loans acquired from shareholders amounting to NOK 6,581 million, NOK 4,456 million, NOK 5,601 million, NOK 5,105 million and NOK 3,880 million, respectively.

Loans outstanding at year-end:

	As of December 31,
(NOK millions)	2004	2003	2002	2001	2000

Ships (1)	6,872	8,821	9,401	10,218	9,854
Capital goods	5,722	6,074	6,220	6,881	6,832
Additional export-related and international activities (2)	10,199	7,576	7,472	9,682	14,734
Municipal and county loans	45,218	36,706	28,089	24,725	17,695

Total (3)	68,011	59,177	51,182	51,506	49,115

(1)	Relates to the financing of deliveries from shipyards and excludes ships equipment, which is included in capital goods.

(2)	Additional export-related and international activities are:

	2004	2003	2002	2001	2000

Aluminum, chemicals and minerals	290	531	382	142	220
Aviation and shipping (*)	151	1,403	2,496	5,069	4,963
Engineering and construction	445	461	421	541	3,274
Hydro electric power	175	754	175	0	0
Oil and gas	504	447	343	590	78
Pharmaceuticals	0	90	127	222	261
Pulp and paper	4,119	1,393	1,378	1,694	1,668
Real estate	4,185	2,331	1,636	179	277
Other categories	330	166	514	1,245	3,993

Total	10,199	7,576	7,472	9,682	14,734

(*) The sub-group aviation and shipping relates to financing of a Norwegian aircraft carrier and general corporate financing of shipping companies.

     As of December 31, 2004, Kommunekreditt’s loan portfolio to municipalities and counties was split with 85.8% directly to municipalities and counties and 14.2% to inter-municipal companies or companies with municipal or county guarantees.

     Maturity of Loans

     The following table shows loans as of December 31, 2004 categorized by remaining maturity dates.

		From 1 year up to
	Up to and	and including
(NOK millions)	including 1 year	5 years	Over 5 years	Total

Municipal and county loans	2,147	6,570	36,501	45,218
Export-related loans	2,829	9,342	10,622	22,793

Total	4,976	15,912	47,123	68,011

     Interest Rate Type of Loans

     The following table shows loans as of December 31, 2004 categorized by type of interest rate.

		Floating or
	Fixed	adjustable interest
(NOK millions)	interest rates	rates	Total

Municipal and county loans	9,209	36,009	45,218
Export-related loans	341	22,452	22,793

Total	9,550	58,461	68,011

     Currency of Loans

     The following table shows the composition of the Company’s loans by currency of the loans, based upon the contract terms, as of December 31, for each of the last three years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,
(NOK millions, except percentages) (1)	2004		2003		2002

Norwegian kroner	50,713	74.6%	41,169	69.6%	31,933	62.4%
U.S. dollars	10,454	15.4%	14,375	24.3%	16,074	31.4%
Euro	5,388	7.9%	2,981	5.0%	2,336	4.6%
Other	1,456	2.1%	652	1.1%	839	1.6%

Total	68,011	100%	59,177	100%	51,182	100%

(1)	Amounts in foreign currencies are recorded in kroner using year-end exchange rates.

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

	As of December 31,
(NOK millions) (1)	2004		2003	2002	2001	2000

Norway	60,906		51,897	43,773	42,674	39,560
Sweden	1,088		77	120	7	18
USA	727		716	449	253	261
Indonesia	706		823	893	1,168	1,131
China	496		553	536	670	758
Other	4,088	(2)	5,111	5,411	6,734	7,387

Total	68,011		59,177	51,182	51,506	49,115

(1)	Amounts in foreign currencies are recorded in kroner using year-end exchange rates.

(2)	In 2004, “Other” does not include any individual country amounts greater than those disclosed individually.

     Credits to Norway and other industrialized countries have been to finance principally ships and purchases of foreign assets and, to a lesser extent, the export of capital goods. With respect to domestic loans at year-end for 2004, 2003, 2002, 2001 and 2000, loans to Norwegian municipalities amounted to NOK 45,218 million, NOK 36,706 million, NOK 28,089 million, NOK 24,725 million and NOK 17,695 million respectively. In each case, the majority of these loans were made on commercial terms.

     The purpose of credits to developing countries principally has been to finance exports of capital goods by Norwegian exporters.

     In the National Budget for 2002, the Norwegian Parliament resolved to discontinue the direct allocation of funds for mixed credits. Accordingly, the Company cannot offer further mixed credits which combine traditional export credits with development aid, but for those we have already offered, we may proceed with disbursement as planned. The Norwegian Government has made some funds available for untied aid credits (Norwegian aid that is not linked to exports and deliveries from Norway), but Eksportfinans’ participation as lender is not guaranteed, as each contract is open to competitive bids. Mixed credits and untied aid credits are subject to rules established by the Development Assistance Committee of the OECD, which require that the grant element be at least 35% to 50% of the total loan, depending on the nation receiving the credit. Under this program, the Norwegian Ministry of Development Cooperation provided the grant portion, and financial institutions, including Eksportfinans, provided the export credit portion, which were either government-supported or commercial. The Company has been, with few exceptions, the only Norwegian financial institution that arranged and extended these credits. The disbursements for such mixed credits were NOK 63 million in 2004, compared to NOK 9 million in 2003.

     Credit Support for Loans

     Eksportfinans’ articles of association require that all credits extended be made:

•	with the support of guarantees from Norwegian or foreign banks, Norwegian or foreign insurance companies, Norwegian or foreign companies that, without providing credit support or specific security, are assumed to be capable of raising long-term debt in the international capital markets and money markets, the Norwegian Government or legal entities including the Guarantee Institute whose guarantee is equivalent to a guarantee from the Norwegian Government, or with the support of guarantees from sovereign states and their regional or local authorities of high creditworthiness, including legal entities whose guarantee is equivalent to a guarantee from a sovereign state or its regional or local authorities with high creditworthiness,

•	with the support of security over bank deposits in Norwegian and foreign banks, bonds or other negotiable debt instruments issued or guaranteed by legal entities with the support of whose guarantee credits may be extended pursuant to the bullet point above, or

•	without any credit support if the borrower is a legal entity which may issue a guarantee under the first bullet point above.

     Eksportfinans does not perform extensive analyses for creditworthiness of borrowers, but instead relies on guarantees or other support for the loans as the ultimate source of repayment. The Company conducts an annual review of all its counterparties.

     Kommunekreditt’s articles of association require that all credits extended be made:

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

     All guarantees obtained to support Eksportfinans’ loans are unconditional and irrevocable, whereas guarantees from the Guarantee Institute or insurance companies is given subject to certain conditions. Guarantees issued by the Guarantee Institute, insurance companies and banks generally cover principal, interest and, in most cases, interest on payments past due and expenses.

     Guarantees issued by the Guarantee Institute or insurance companies covers political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The terms of guarantees issued by the Guarantee Institute generally provide that the Guarantee Institute is to be notified after a default has continued for 60 days and that claims under the guarantees are payable six months from the date of the borrower’s default. Guarantees issued by the Norwegian Government and its agencies, the Guarantee Institute included, supported 9.4% of our total loans as of December 31, 2004.

     The Guarantee Institute’s cover of political risks is 100%. The maximum cover for commercial risks is 90%. The increase in political risk cover was introduced in order to respond to changes made in other countries’ export credit support programs.

     To date, substantially all export-related loans (collateralized loans included) have been made against guarantees from Norwegian and foreign banks and guarantees issued by the Norwegian Government, the Guarantee Institute and other Norwegian governmental agencies and from insurance companies.

     Kommunekreditt

     Kommunekreditt extends loans to municipalities or counties or to inter-municipal companies or companies that are guaranteed by a municipality or county. Loans are extended based on a credit assessment, although since 1945 no Norwegian municipality or county has suspended payment. The risk on loans with municipal security in Norway is limited to postponement of payments and not to the termination of the payment obligations with respect to principal, interest and penalty interest. This is set out in the Local Government Act, approved by the Norwegian Parliament on September 25, 1992. Under section 55 of the Local Government Act, Norwegian municipalities and counties cannot be declared bankrupt. Sections 56 and 57 of the Local Government Act set out provisions on the procedures a municipality or county must follow if a postponement of payments has to be implemented. Section 58 contains procedures to be followed on a return to normal servicing of payment obligations.

     Under these provisions, the Norwegian Government, acting through the Ministry of Local Government, takes over the management of a municipality or county if the local authority is in a financial situation that results in its inability to fulfill its payment obligations. This is carried out through the appointment of a supervisory board. As long as the suspension of payments is in force, no payments may be made without the approval and authorization of the supervisory board. The supervisory board is required to approve a new annual budget and a new financing plan for the municipality or county. The annual budget must secure an operating result that is at least sufficient to cover interest, ordinary installments and necessary provisions. The financing plan must contain a summary of the local authority’s debt burden and how this will be serviced in the coming years. In preparing the financing plan, the supervisory board must take account of any government transfers necessary to return the local authority’s finances to a position where its obligations can once again be serviced.

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

     The Norwegian Government exercises a considerable amount of financial control over municipalities and counties. This is achieved partly through the government’s setting income limits. The Norwegian Government budget sets the tax rate and the provisions that local authorities may use in imposing and collecting tax. Direct Norwegian Government transfers to individual municipalities and counties are also fixed. The Norwegian Government controls municipal expenditure by defining the public services to be undertaken by municipal authorities.

     The Norwegian Government ensures that the municipalities are financially able to carry out the functions allocated to them. Detailed rules for financial plans and control systems that municipalities must follow are set for annual budgets, financial plans, financial strategy and account statements.

     Municipalities and counties that do not comply with these rules need approval of their budgets and borrowings by the Ministry of Local Government (for counties) or the County Governor (for municipalities). Approximately 15% to 20% of the municipalities are in this category, most of them because of minor budget deficits.

     Beginning January 1, 2001, certain amendments to the Local Government Act took effect. The most significant change is that the approval by the County Governor acting on behalf of the Ministry of Local Government is no longer mandatory for the extension of a direct loan to a municipality or county. However, the Ministry of Local Government has the authority to instruct, subject to certain conditions, municipalities to obtain approval from the Ministry of Local Government for taking up loans. Municipalities instructed to obtain approval are listed in a register available to the public. This approval procedure must always be followed for municipal or county guarantees exceeding NOK 100,000.

     Transfers of income from the Norwegian Government and that part of tax revenues which are received by municipalities and counties are evaluated by reference to the tasks given to municipalities and counties by the Norwegian Parliament. On average a municipality receives 40% to 45% of its revenues from taxes levied by it and 40% to 45% of its revenues from the Central Government. The remaining income is mainly derived from charges for services such as water, sewage, garbage collection, kindergarten, etc.

     Credit Support

     The following table provides an overview of the types of credit support supporting our outstanding loans as of December 31, for each of the last five years:

	As of December 31,
(NOK millions, except
percentages) (1)	2004		2003		2002		2001		2000

Norwegian bank guarantees	12,880	18.9%	13,680	23.1%	14,170	27.7%	15,070	29.3%	14,848	30.3%
Foreign bank guarantees (2)	3,487	5.1%	1,905	3.2%	2,225	4.3%	4,216	8.2%	9,201	18.7%
Loans to or guaranteed by Norwegian Authorities	45,218	66.5%	36,706	62.0%	28,089	54.9%	24,725	48.0%	17,695	36.0%
Government guarantees (3)	6,425	9.5%	6,885	11.7%	6,697	13.1%	7,493	14.5%	7,368	15.0%
Collateral	1	0.0%	1	0.0%	1	0.0%	2	0.0%	2	0.0%

Total	68,011	100%	59,177	100%	51,182	100%	51,506	100%	49,115	100%

(1)	Amounts in foreign currencies are recorded in kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(2)	Including loans to foreign banks from whom we would accept a guarantee.

(3)	Consists of guarantees by the Norwegian Government, its agencies and foreign governments.

     As a general trend, foreign bank guarantees have decreased during recent years following the repayment of large loans to finance the international operations of Norwegian borrowers that were credit-enhanced by foreign bank guarantee syndicates. However, the volume of foreign bank guarantees increased during 2004 due to a single, large transaction guaranteed by a guarantee syndicate of primarily foreign banks. Loans to or guaranteed by Norwegian Authorities have increased due to the increase in Kommunekreditt’s total loans. Norwegian bank guarantees have decreased due to the increase in loans to or guaranteed by Norwegian Authorities.

     Guarantees issued by the Norwegian Government and its agencies only supported 9.4% of total loans as of December 31, 2004, and no loan to a single customer guaranteed by the Norwegian Government or its agencies exceeded 1.0% of total loans. Guarantees issued by two Norwegian banks, which owned approximately 67.3% of the Company’s share capital as of December 31, 2004, supported 16.6% of total loans (of a total of 18.9% supported by Norwegian bank guarantees). As of the same date, guarantees issued by one of those banks, DnB NOR ASA, supported approximately 16.1% of total loans. No loan to a single customer guaranteed by DnB NOR ASA exceeded 2.6% of total loans. Guarantees issued by Nordea Bank Norge ASA supported 0.5% of total loans. No loan to a single customer guaranteed by Nordea Bank exceeded 0.3% of total loans. See Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.

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

     Government-Supported Loans. Norway is a member of the OECD and adheres to the OECD Consensus. The terms of the OECD Consensus vary according to the importing country’s gross national product and per capita income, and establish, among other things, minimum interest rates, required down payments and maximum loan maturities applicable to government-supported export financing. The OECD Consensus permits lower interest rates and longer maturities to be offered to poorer nations and excludes subsidized loans to industrialized countries. The OECD Consensus provides that each government-supported loan entered into during or after August 1995 must bear interest at a rate equal to the Commercial Interest Reference Rate (CIRR) applicable to the currency and maturity of the loan. The OECD periodically reviews and, if necessary, adjusts CIRRs. The CIRRs represent a reduction in the extent of interest subsidies available for export credits, and the extent of such government support is likely to be further reduced in the years to come. The OECD regularly reviews the system of government-supported export credits.

     On February 7, 2002, the Norwegian Government introduced a CIRR for the financing of ships in addition to capital goods. Depending on the demand for new vessels and the competitiveness of Norwegian shipyards, this could mean an increase in CIRR loans for the Company, although this has not been our experience thus far.

     Many OECD countries provide financing on the basis of the OECD Consensus, and an important objective of the Norwegian Government has been to ensure that Norwegian exporters are offered export credit facilities that are in line with those of their foreign competitors. Pursuant to this policy, the Norwegian Government established an arrangement with Eksportfinans in 1978 which provides that, with respect to certain types of government-supported export credit lending, the Government will make payments to Eksportfinans sufficient to offset any interest and foreign exchange losses as determined in relation to a reference rate set forth in the agreement that Eksportfinans might incur in connection with foreign currency loans and borrowings and NOK transactions related to such lending. Conversely, if Eksportfinans makes any gains in connection with any such transactions, it must pay those gains to the Government. See Item 4.B. “Business Overview — Loans — Arrangement with the Norwegian Government”.

     In government-supported loan transactions, the credit terms offered by the Company to exporters and buyers of capital goods conform to the OECD Consensus minimum interest rates, required down payments and maximum maturities.

     Commercial Loans. Commercial loans may be made at fixed or floating rates and on a short-, medium- or long-term basis, although the majority of such loans have maturities of less than seven years. Such loans are offered in most freely convertible currencies and generally have repayment terms that are more flexible than those for government-supported loans. Terms and conditions of Eksportfinans’ commercial loans may be adjusted to match Eksportfinans’ funding and vice versa, and are based on Eksportfinans’ cost of funds in the domestic and international capital markets. Eksportfinans’ commercial loans are, for the most part, supported by bank guarantees, but may also be supported by guarantees from insurance companies, the Guarantee Institute and other Norwegian or foreign governmental agencies.

     Municipal and County Loans

     Kommunekreditt’s loans may be made on a medium- or long-term basis. At year-end 2004 76% of the outstanding loan balance matured more than 5 years ahead.

     Kommunekreditt provides loans on fixed and floating rate terms with terms ranging from one month to ten years or more.

     Loans at a fixed interest rate bear interest at a rate that is set for the whole agreed loan term or a part thereof. According to Kommunekreditt’s standard loan terms, these loans may not be prepaid for a set period. Any extraordinary prepayments during this period are subject a market value payment chargeable to the customer. Calculation of such payment is based on the difference between the agreed interest rate and the market interest rate at the time of extraordinary prepayment. At year-end 2004 20% of total loans outstanding were at fixed interest rate, with the majority having fixed-rate periods in the range of 1 to 5 years duration.

     Floating rate terms may be agreed at money-market terms (NIBOR) or at a discretionary adjustable rate. With respect to the latter, Kommunekreditt may, with 14 days’ notice, change the adjustable interest rate. The borrower has the contractual right to accept or reject the new rate of interest. If the borrower rejects the offered interest rate, the loan and accrued interests has to be repaid immediately. At year-end 2004 80% of total loans outstanding were at floating interest rates.

     Kommunekreditt funds its activities exclusively through Eksportfinans. Kommunekreditt’s loans to Norwegian municipalities or counties are made without any credit support. Loans to joint municipal companies or private independent companies are made with guarantees from municipalities, counties or the Central Government. A credit assessment is made for all municipalities and counties. Kommunekreditt approves loans based on an overall assessment of the municipality’s income base, payment capacity, financial management and strength.

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

     The credit evaluation system is focused on the following five key criteria obtainable from the municipality’s accounts:

•	positive or zero net operating income,

•	net interest plus net repayments on debt relative to net operating income,

•	long-term debt per inhabitant,

•	long-term debt relative to net operating income, and

•	liquid assets greater than short-term debt.

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

     Non-Performing Loans

     The Company has to date experienced no loan losses and has collected the full principal amount and interest due on all loans extended by it either from the original borrowers or through the related guarantees or other credit support underlying such loans. Accordingly, the Company does not place these non-performing loans on non-accrual status. In addition, default interest will accrue if the borrower fails to pay any amount owed when due.

     The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	As of December 31,
(NOK thousands)	2004		2003	2002	2001		2000

Non-performing loans (interest and principal) of more than 90 days	6,661		2,986	4,353	13,037		773
Expected to be collected from guarantor (1)	5,415	(3)	2,607	4,353	12,997	(4)	380
Expected to be collected the borrower	1,246	(2)	379	0	40		393

(1)	All loans expected to be collected from guarantor are to foreign counterparties.

(2)	78% of loans expected to be collected from the borrower are to foreign counterparties.

(3)	The December 31, 2004 amount represents a partly delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute mainly provide that claims are payable six months from the date of the borrower’s default.

(4)	The increase in 2001 was mainly due to delayed payment from one of the Company’s borrowers.

     All such amounts delinquent in past years have been collected.

     Allowance for Loan Losses

     As discussed in Item 4.B. “Business Overview — Loans — Credit Support for Loans”, all loans by the Company are supported by or extended against guarantees issued by, or claims on, certain specific types of entities or collateral. Kommunekreditt’s loans to municipalities and counties are not guaranteed or otherwise credit enhanced.

     Kommunekreditt’s loans to companies, however, are extended against guarantees from municipalities or counties.

     Guarantees from banks, which comprise the major type of credit support for loans by Eksportfinans and Kommunekreditt, also cover the obligation of the borrower to pay default interest, which will accrue if the borrower fails to pay any amount owed when due, as agreed to in the loan contract. Default interest includes additional interest for not performing according to the loan contract. Default interest normally exceeds the normal interest rate agreed to in the loan contract by 200 to 300 basis points. Default interest accrues from and including the date on which the payment was due. Default interest is intended to make up for any of the Company’s lost investment opportunities or cost of funds, as the case may be.

     Guarantees from the Guarantee Institute typically do not cover penalty interest as described in the paragraph above. However, guarantees from the Guarantee Institute would cover the principal interest rate of the loan agreement from the due date until payment is made under the guarantee. Accordingly, if a loan guaranteed by the Guarantee Institute defaults, the guarantee will cover the actual cost of funds from the due date under the loan agreement until payment is made under the guarantee.

     The Company reviews all non-performing loans for impairment on a quarterly basis. The Company has incurred no loan losses to date. As a result, no specified or unspecified loan loss provisions have been made to cover losses arising from circumstances existing at December 31, 2004.

     Arrangement with the Norwegian Government

     As discussed above, Norway is a member of the OECD and adheres to the OECD Consensus. The terms of the OECD Consensus, which vary according to importing country, establish, among other things, minimum interest rates, required down payments and maximum loan maturities applicable to government-supported export financing. The OECD Consensus provides that each government-supported loan entered into on or after August 1995 must bear the Commercial Interest Reference Rate (CIRR) applicable to the currency and maturity of the loan. The CIRR is adjusted monthly by the OECD.

     In 1978 the Ministry of Finance entered into an agreement (the 108 Agreement) with Eksportfinans pursuant to a legislative enactment (Storting Proposition No. 108) to permit Eksportfinans to arrange and extend export credits in accordance with the OECD Consensus. Since August 1995, the 108 has agreement enabled Eksportfinans to issue export credits at the OECD’s CIRR rates. The stated purpose of the agreement is to offer Norwegian exporters of capital goods a competitive export credit system.

     The 108 Agreement was signed on June 30, 1978 between the Ministry of Finance and Eksportfinans. The agreement was reviewed in 1999 and a new agreement was signed on March 9, 1999 between Eksportfinans and the Ministry of Trade and Industry. The 108 Agreement has no set expiration date, but provides that either party may initiate discussions if the agreement does not fulfill the expectations of that party and that each of the parties may with six months’ notice terminate the agreement with respect to future commitments. The agreement will remain effective until all loans extended in accordance with the arrangement have been repaid and all gains/losses have been settled.

     Each borrowing to be made by Eksportfinans under the 108 Agreement is subject to the prior approval of the Ministry of Trade and Industry. Approximately 18% of Eksportfinans’ outstanding export-related loans are issued under the 108 Agreement.

     The 108 Agreement guarantees Eksportfinans a fixed profit margin between Eksportfinans’ revenues from loans and its borrowing costs relating to transactions governed by the agreement. With respect to government-supported transactions under the agreement, the agreement establishes reference rates with respect to Eksportfinans’ borrowing activities (interest, borrowing costs and foreign exchange) and lending activities (interest, other lending costs and foreign exchange). The fixed margin is determined by the difference between the applicable reference rates for such borrowing and lending. This margin is higher than the average profit margin we receive on commercial loans to compensate for the fact that a typical CIRR loan generally involves more manhours and costs and expenses than commercial loans. Up-front lending costs exceeding a specified threshold are also covered by the agreement. The agreement thereby enables Eksportfinans to issue export credits at the OECD’s CIRR rates.

     The 108 Agreement ensures that Eksportfinans is protected against fluctuations in foreign exchange and/or interest rates with respect to loans granted under the agreement by providing Eksportfinans with a guaranteed NOK fixed return. Under the agreement, Eksportfinans will be compensated for any losses as a result of currency or interest rate fluctuations and any gains as a result of such fluctuations will be credited to the Ministry of Trade and Industry. The government also seeks to reduce its exposure to currency and interest rate risk under the 108 Agreement. For this purpose, Eksportfinans enters into currency and interest rate hedging arrangements and otherwise attempts to balance the currencies of its borrowing and lending. As a result, annual fluctuations in gains or losses under the agreement are minimized, leading to better forecasting of Government budget disbursements.

     Eksportfinans is required to keep separate accounts and a settlement account for payables to and receivables due from the Ministry of Trade and Industry under the 108 Agreement. If the settlement account shows a deficit The Ministry of Trade and Industry will make payments to Eksportfinans; conversely, Eksportfinans will pay to The Ministry of Trade and Industry any surplus registered on the settlement account. Settlements take place within 16 months after the end of each accounting year. Historically, amounts have been due from the government each year.

     The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Norwegian Government under this arrangement:

	2006	2005	2004	2003	2002	2001	2000
Amount paid or payable (millions of NOK)	31.2	35.4	38.8	24.5	37.0	18.7	43.9
Payment in respect of (year)	2004	2003	2002	2001	2000	1999	1998

     Foreign Outstandings

     The following table sets forth cross-border outstandings to borrowers in foreign countries where aggregate outstandings to each country exceed 1% of the Company’s total assets as at December 31, 2004. Additionally, it sets forth under “Other Countries” the aggregate outstandings for countries which each represent between 0.75% and 1% of total assets. Outstandings consists of loans, securities and receivables. Guaranteed amounts are reflected as outstandings in the country of the guarantor. These amounts are primarily outstanding against foreign banks.

		Year ended
		December 31,
	2004	2003
(NOK million)	Outstanding

Great Britain	4,665	2,594
Germany	4,003	4,834
Italy	3,800	3,559
Holland	3,355	2,743
Australia	2,288	1,658
Portugal	2,104	2,325
USA	2,071	2,286
Sweden	1,900	3,636
Spain	1,494	3,184
Japan	1,136	1,803
Canada		2,056
France		1,503
Other countries (1)	2,863	2,612

(1)	Iceland, France and Canada as of December 31,2004 and Belgium, Denmark and Iceland as of December 31, 2003. Represents countries where outstandings are between 0.75% and 1% of total assets.

     FINANCIAL GUARANTEES — Payment Guarantees

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

     LIABILITIES OF OUR SHAREHOLDERS IN RESPECT OF EKSPORTFINANS’ INDEBTEDNESS

     Under Eksportfinans’ articles of association as in force until December 31, 1995, the shareholders of Eksportfinans were severally responsible in proportion to their respective shareholdings for all unsubordinated indebtedness incurred by Eksportfinans (other than any obligation of Eksportfinans guaranteed by the Norwegian Government) in an amount equal to the amount of such indebtedness less the amount of loans made by Eksportfinans after April 1977 guaranteed or insured by sovereign states, primarily the Norwegian Government or its agencies. Effective January 1, 1996, the articles of association were amended to provide that the shareholders of Eksportfinans are not responsible for unsubordinated indebtedness incurred by Eksportfinans subsequent to such date. This amendment did not affect the responsibility of the shareholders for Eksportfinans’ unsubordinated indebtedness incurred prior to January 1, 1996. The last loan guaranteed by shareholders will mature on June 14, 2005.

     In consideration of its continuing obligations under the articles of association as in force until December 31, 1995, each shareholder received from Eksportfinans an annual commission at an agreed amount. The last such commission was paid in 2000 in the amount of NOK 1.5 million. No such commission will be paid for future years. See Item 7.A. “Major Shareholders” for information concerning the Company’s shareholders.

     FINANCIAL INVESTMENTS

     We have a significant portfolio of financial investments that are classified for risk management purposes into three portfolios as shown in the table below. We make these investments to deploy our capital prior to its use to fund loan commitments. Securities consist only of debt and debt-related securities.

Book value of securities:

	Year ended December 31,
(NOK millions)	2004	2003	2002	2001	2000

Trading securities	13,618	15,651	12,610	4,977	2,716
Securities available for sale	22,416	23,852	23,198	23,508	21,419
Securities held to maturity	302	847	841	1,064	1,604

Total	36,336	40,350	36,649	29,549	25,739

     Trading securities

     Trading securities consist of securities, which are traded in a regulated market and which have been acquired for trading and yield-enhancement purposes.

     Securities available for sale

     We classify the majority of our securities as “available for sale” when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions. These securities are held to provide liquidity for future loan disbursements rather than for specific trading purposes.

     Securities held to maturity

     We classify a small portfolio of securities in respect of which we have the positive intent and ability to hold them to maturity as “held to maturity.” These are primarily held for yield-enhancing purposes.

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

     Financial guarantees — credit default swaps

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

     The merger between Den norske Bank ASA and Union Bank of Norway in 2004 has not adversely affected Eksportfinans’ rating. See item 7.A. “Major Shareholders”.

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

     Under the Financial Institutions Act, a financial group and the financial institutions within that financial group must be licensed by the Norwegian Government. The articles of association of a financial institution must be approved by the Ministry of Finance and Customs. The respective articles of association of Eksportfinans and Kommunekreditt, among other things, provide for the Company’s management through the Board of Directors’ supervision and control through the Council of Representatives and the Control Committee. See Item 6. “Directors, Senior Management and Employees”.

     As provided for by the Financial Institutions Act, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy. As the principal measure of capital adequacy, the guidelines apply a risk-asset ratio, which compares the total of assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital (share capital, other equity and other types of capital specifically approved by the relevant Norwegian authorities), supplementary capital (subordinated debt less than 20% for each of the last five years prior to maturity) and general reserves. Following the preparation of quarterly interim financial statements, 50% of income before taxes can be added to core capital. The minimum capital requirement is 8%. The minimum requirements for capital adequacy apply to all individual financial institutions of the financial group and the group itself on a consolidated basis. The Company’s policy is to maintain a strong capital base compared to the regulatory minimum. See Item 5.B. “Liquidity and Capital Resources — Capital Adequacy”.

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

     The Financial Institutions Act previously placed a 10% limit on ownership of the shares of a financial institution by any single entity. Eksportfinans received an exemption from all shareholding limitations. Effective 1 January, 2004 the limit of ownership of 10% was lifted. Subject to approval by the Banking Insurance and Securities Commission, ownership exceeding 10% is now permitted. See Item 7.A. “Major Shareholders”.

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

     Eksportfinans competes indirectly with export credit agencies of other OECD member countries in providing government-supported export credits, in that other OECD countries attempt to promote their nation’s exports by way of their own export credit agencies.

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

     The Norwegian local governments (including municipalities, counties, and companies whose debt is guaranteed by local governments) borrow between NOK 25,000 million and NOK 30,000 million a year. Total outstanding long-term debt at year-end 2004 was approximately NOK 208,000 million (NOK 15,000 million increase from 2003), of which Kommunekreditt’s market share was approximately 35%. Between 30% to 40% of local government debt is obtained through the issuance of bonds and certificates. The remaining 60% to 70% is shared between specialized financial institutions (nearly 90%) and banks (approximately 10%), of which Kommunekreditt’s market share is approximately 28%. Kommunekreditt competes with both private and public financial institutions in the local government sector. For the smaller municipalities, Kommunekreditt is an alternative to other financial institutions as a source of funds. For the larger municipalities, Kommunekreditt competes with the capital markets as a source of funds. See also Item 7.A. “Major Shareholders” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk”.

     Both Eksportfinans and Kommunekreditt are active in marketing loans directly to their borrowers. They also work closely with Eksportfinans’ shareholders to promote Eksportfinans’ and Kommunekreditt’s activities.

  C. ORGANIZATIONAL STRUCTURE

     Eksportfinans has only one subsidiary:

Company	Country	Equity Interest

Kommunekreditt Norge AS	Norway	100%

Eksportfinans holds no shares in companies apart from Kommunekreditt.

  D. PROPERTY, PLANTS AND EQUIPMENT

     Eksportfinans owns 68.2% of an office building in Oslo, Norway, in which its offices have been located since 1980. Eksportfinans utilizes approximately 60% of the portion of the building owned by it and leases the remainder to third parties. Kommunekreditt leases office space in Trondheim. The Company’s business does not directly affect the outside environment in any significant manner.

Item 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The principal source of the Company’s revenue is the interest earned on its assets and capital, and the Company’s principal expense is the cost of its debt obligations, including interest, related borrowing costs and underwriting commissions. With respect to certain types of government-supported lending, the Company’s net lending rates and borrowing costs (after receipt of government compensatory payments) are defined by an arrangement with the Norwegian Government, which is designed to provide the Company with a fixed profit margin on its government-supported lending business. See Item 4.B. “Business Overview — Loans — Arrangement with the Norwegian Government”. The Company also offers credit terms in commercial loan transactions that are based on prevailing market conditions.

  A. OPERATING RESULTS

     Results of Operations

     The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets.

     Interest rates and average total assets affect interest income and interest expense during the year.

     As of December 31, 2004, approximately 46.9% (54.2% in 2003) of the Company’s assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, all borrowings are converted to floating-rate (3 or 6 months) borrowings, mainly in U.S. dollars. During 2003 and 2004 all borrowings were converted to floating-rate borrowings, mainly in U.S. dollars but also in euro and Norwegian kroner. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Average interest earning assets were higher than average interest bearing liabilities as of December 31, 2004. The difference can be looked upon as equity-funded assets. As the equity of the Company is denominated in NOK, fluctuations in interest rates in NOK may affect the return on equity-funded assets to some extent.

     During 2004 the average Norwegian kroner short-term Norwegian Interbank Offered Rate (NIBOR) interest rate fell about 2% from 2003. Over the same period the average short-term U.S. dollar London Inter-Bank Offered Rate (LIBOR) interest rate increased about 0.6%. From 2002 to 2003 the average short-term U.S. dollar LIBOR interest rate fell slightly.

     Fluctuations in foreign currency rates, especially fluctuations in the U.S. dollar/NOK exchange rate and to a lesser extent the euro/NOK exchange rate, affect the level of total assets shown on the Company’s balance sheet. We convert the amount of assets denominated in foreign currencies into Norwegian kroner at the respective currency exchange rates prevailing on the date of our balance sheet.

     We convert foreign currency items in the statement of income at the relevant rates on the date of settlement of the transaction. During 2004, Norwegian kroner appreciated 10% against the U.S. dollar. From 2002 to 2003 the Norwegian krone appreciated 4% against the U.S. dollar. Income in U.S. dollars during 2003 and 2004 was converted to Norwegian kroner at a lower currency rate than the year before, depressing net interest income.

     Net interest income decreased in 2004 compared to 2003 due to the lower average Norwegian kroner short-term NIBOR interest rate. Fluctuations in interest rates in NOK may affect the return on equity-funded assets. The return on assets was 0.37 percent in 2004, 0.07 percent lower than in 2003.

     Net interest income increased in 2003 compared to 2002 due to higher average assets. The average assets were about NOK 8 billion higher in 2003 than in 2002, mainly as a result of a higher volume of loans outstanding. The return on assets was 0.44 percent throughout 2003, in line with 2002. During 2003 there was a fall in both Norwegian interest rates and U.S. interest rates. The increase in average assets more than compensated for this decrease as a result of lower interest rates.

     In addition to the discussion of the net interest income, net income is affected by the net gains and/or losses on securities and foreign currencies, commissions earned and paid and total operating expenses. Changes in these factors are explained after the table of Statements of Income.

STATEMENTS OF INCOME

	For the year ended December 31,
	(NOK millions)
	2004	2003	2002
Total interest and related income	2,525	2,266	2,463

Total interest and related expenses	(2,123)	(1,824)	(2,057)

NET INTEREST INCOME	402	442	406

Commissions earned and income related to banking services	6	17	5
Commissions paid and expenses related to banking services	(5)	(6)	(6)
Net gains on securities	50	33	8
Net gains (losses) on foreign currencies	(8)	7	(3)

Total	42	40	5

Other operating income	4	5	8
Salaries and other administrative expenses	(120)	(118)	(100)
Depreciation	(13)	(14)	(16)
Other operating expenses	(13)	(14)	(11)

Total operating expenses	(142)	(141)	(119)

NET INCOME BEFORE TAXES	303	352	291
Income taxes	(84)	(101)	(83)

NET INCOME	219	251	208

     There was an increase in both gross income and gross expenses from 2003 to 2004 and a decrease from 2002 to 2003. The main reason for the increase in 2004 compared to 2003 of gross income and gross expenses is the increase in both the average short-term U.S. dollar LIBOR interest rate and overall average assets.

     There was an increase in total interest and related income from 2003 to 2004 and a decrease from 2002 to 2003. Total interest and related income in 2004 was NOK 2,525 million, compared to NOK 2,266 million in 2003, an increase of NOK 259 million, or 11.4%. In 2003, total interest and related income decreased by NOK 197 million, or 8% compared to 2002.

     The main reasons for the decrease in gross income and gross expenses from 2002 to 2003 were the decrease in both the average Norwegian kroner short-term NIBOR interest rate, the fact that the average short-term U.S. dollar LIBOR interest rate fell slightly and the appreciation of Norwegian kroner against the U.S. dollar during the same period.

     Interest and commissions on loans increased by NOK 299.2 million, or 16.4%, from 2003 to 2004, and decreased by NOK 46.4 million, or 3.3%, from 2002 to 2003. The main reason for the increase from 2003 to 2004 is the increase in both the average short-term U.S. dollar LIBOR interest rate and overall average assets. The decrease from 2002 to 2003 was primarily due to the appreciation of the NOK against the U.S. dollar and a lower average level of NOK and U.S. dollar floating interest rates.

     Interest on deposits, reverse repos, bonds and certificates increased by NOK 98.3 million, or 10.7%, from 2003 to 2004, and decreased by NOK 140.8 million, or 13.3% in 2003. The 2004 increase was primarily due to the increase in both the average short-term U.S. dollar LIBOR interest rate and overall average assets The 2003 decrease was primarily due to the Norwegian krone appreciation against the U.S. dollar and a lower average level of U.S. dollar floating interest rates.

     Total interest and related expense in 2004 was NOK 2,123 million compared to NOK 1,824 million in 2003 and NOK 2,057 million in 2002. Interest and commissions on the Company’s debt increased by NOK 299 million (16.4%) from 2003 to 2004 and decreased by NOK 233 million (11.3%) from 2002 to 2003. In 2004, there was an increase in gross expenses as compared to 2003. The main reasons for this were an increase in both the average short-term U.S. dollar LIBOR interest rate and overall average assets. In 2003, there was a decrease in gross expenses as compared to 2002. The main reasons for this are that both the lower average Norwegian kroner short-term NIBOR interest rate and the average short-term U.S. dollar LIBOR interest rate decreased from 2002 to 2003 and the Norwegian kroner appreciated against the U.S. dollar during the same period.

     The Company’s net interest income is composed of interest income on equity-funded assets, and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2004 was NOK 402.4 million, a 9.0% decrease from net interest income of NOK 442.3 million in 2003. The decrease was mainly due to the lower average Norwegian kroner short-term NIBOR interest rate.

     Commissions earned and income related to banking services amounted to NOK 5.7 million in 2004, compared to NOK 17.0 million in 2003 and NOK 5.1 million in 2002. These commissions consist of income on issued credit default swaps and guarantees to our clients. The decline in 2004 compared to 2003 is due to reduced guarantee volumes.

     The Company experienced a net gain on investments and foreign currencies of NOK 42.1 million in 2004, a net gain of NOK 39.7 million in 2003 and a net gain of NOK 5.3 million in 2002. The year-to-year variations are principally the result of gains and losses on investments and foreign currencies that reflect current market conditions. The net gain in 2004 consisted of a gain on investments of NOK 49.7 million (a gain of NOK 33.3 million in 2003 and gain of NOK 8.3 million in 2002) and a loss of NOK 7.7 million on foreign currencies (a gain of NOK 6.4 million in 2003 and a loss of NOK 3.1 million in 2002). As of December 31, 2004, the Company’s net foreign currency position amounted to USD 3 million (USD 1 million in 2003 and USD 1 million in 2002).

     Salaries and administrative expenses totaled NOK 120.4 million in 2004, an increase of NOK 1.9 million from the 2003 figure of NOK 118.5 million. The increase was primarily due to the development of IT systems and higher personnel costs. The figure in 2003 increased by NOK 18.6 million from NOK 99.9 million in 2002. The increase was primarily due to the development of IT systems, increased temporary staff and pension costs. We expect about the same level on salaries and administrative expenses for future years.

     Net income before taxes was NOK 303.2 million in 2004, a decrease of 13.8% compared to NOK 351.5 million in 2003, an increase of NOK 61.2 million, or 21.1%, compared to 2002. The decrease in 2004 was mainly due to a fall in Norwegian interest rates. The effect of this was a reduced return on equity-funded assets. The increase in 2003 was mainly due to higher average assets and gains on securities and foreign currencies compared with 2002.

     The Company’s total taxes for 2004 were NOK 84.4 million, an effective income tax rate of 28%, compared to NOK 100.6 million (29%) in 2003 and NOK 83.0 million (29%) in 2002.

     Net income after taxes in 2004 was NOK 218.8 million, a decrease of NOK 32.4 million, or 12.9%, from a corresponding figure of NOK 251.2 million in 2003. Net income after taxes in 2003 represented an increase of NOK 43.7 million, or 21.1%, from 2002 net income after taxes of NOK 207.5 million.

     Eksportfinans declared dividends of NOK 196.8 million in 2004 compared to dividends of NOK 200.9 million in 2003 and NOK 83.0 million in 2002. Dividends per share were NOK 1,297 in 2004.

     Fluctuations in interest rates in NOK may affect the return on equity-funded assets. The return on assets was 0.37 percent throughout 2004, slightly lower than in 2003.

Average balance sheet and net interest income

	2004			2003			2002
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	(mill NOK)	(mill NOK)%		(mill NOK)	(mill NOK)%		(mill NOK)	(mill NOK)%
Cash, bank deposits and reverse repos with credit institutions	3,128	80	2.54%	5,271	97	1.84%	4,136	118	2.85%
Municipal and county loans	40,957	869	2.12%	31,881	719	2.26%	24,916	605	2.43%
Export-related loans	21,258	633	2.97%	21,917	636	2.90%	21,868	856	3.91%
Securities	41,266	933	2.26%	39,716	804	2.02%	40,044	872	2.18%
Other related income		10			10			12

Total interest earning assets	106,609	2,525	2.35%	98,785	2,266	2.28%	90,964	2,463	2.69%
Non-interest earning assets	285	—	—	571	—	—	883	—	—

Total average assets and interest income	106,894	—	—	99,356	—	—	91,847	—	—
Bond debt net of reacquired debt	101,463	2,069	2.03%	94,371	1,776	1.88%	86,135	1,966	2.28%
Subordinated debt and capital contribution securities	1,618	31	1.92%	1,703	32	1.89%	2,597	74	2.86%
Other related expenses		23			16			17

Total interest bearing liabilities	103,080	2,123	2.03%	96,074	1,824	1.88%	88,732	2,057	2.03%
Non-interest bearing liabilities	1,141	—	—	790	—	—	747	—	—

Total average liabilities and interest expense	104,221	—	—	96,864	—	—	89,479	—	—
Shareholders’ equity	2,673			2,492			2,368

Total average liabilities and shareholders’ equity	106,894			99,356			91,847
Net interest earnings *		402			442			406
Net yield on interest-earning assets **			0.32%			0.40%			0.39%

*	Difference between total interest income and total interest expense.

**	Difference between average rate on total interest earning assets and total interest bearing liabilities.

There are no non-accruing loans. See Note 1 (G) and 1 (H) to Financial Statements.

Average balances are based upon daily averages.

     Changes in net interest income — volume and rate analysis

     The following table allocates changes in net interest income between changes in volume and changes in interest rates for the last two years. Volume and rate variances have been calculated based on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

(mill NOK)	2004/2003 Change due to			2003/2002 Change due to
	increase/(decrease) in:			increase/(decrease) in:

	Total change	Volume	Rate	Total change	Volume	Rate
Interest receivable
Cash, bank deposits and reverse repos with credit institutions	(18)	(40)	22	(20)	32	(52)
Municipal and county loans	150	205	(55)	113	169	(56)
Export-related loans	(2)	(19)	17	(220)	2	(222)
Debt securities	129	31	98	(68)	(7)	(61)
Other related income	—	—	—	(2)	(2)	—

Total interest receivable	259	177	82	(197)	194	(391)

Interest payable
Bond debt net of reacquired debt	293	133	160	(191)	188	(379)
Subordinated debt and capital contribution securities	(1)	(2)	1	(42)	(26)	(16)
Other related expenses	7	7	—	—	—	—

Total interest payable	299	138	161	(233)	162	(395)
Movement in net interest income (Decrease)/increase in interest receivable	259	177	82	(197)	194	(391)
Decrease/(increase) in interest payable	(299)	(138)	(161)	233	(162)	395

Net interest income	(40)	39	(79)	36	32	4

     General

     The Company had loan commitments at year-end totaling NOK 7,505 million in 2004, NOK 3,790 million in 2003 and NOK 3,880 million in 2002. Commitments for government-supported loans represented 41%, 20% and 20% of total commitments outstanding as of December 31, 2004, 2003 and 2002, respectively, while commercial loans represented 59%, 80% and 80% as of the same dates. The main reasons for the increase in loan commitments in 2004 were (1) favorable interest rates under the government-supported financing scheme and (2) more competitive financing terms for commercial loans, although there was a relative shift towards government-supported financing.

     Total loan disbursements were NOK 25,269 million in 2004, compared with NOK 18,134 million in 2003, and NOK 16,040 million in 2002. Loan disbursements for export transactions amounted to NOK 12,136 million compared with NOK 5,906 million in 2003 and NOK 7,402 million in 2002. Loan disbursements for municipal and county transactions amounted to NOK 13,133 million compared with NOK 12,228 million in 2003 and NOK 8,638 million in 2002. Loan disbursements for export transactions in 2004, 2003 and 2002 also included loans acquired from shareholders amounting to NOK 6,581 million, NOK 4,456 million and NOK 5,601 million, respectively. These loans were principally dollar-denominated loans to the shipping and offshore oil and gas sectors.

     Export transaction loans accounted for NOK 22.8 billion, or 33.5% of total loans outstanding at December 31, 2004, as compared with NOK 22.5 billion, or 38.0% of total loans outstanding in 2003. Municipal and county transaction loans accounted for NOK 45.2 billion, or 66.5% of total loans outstanding at December 31, 2004, as compared with NOK 36.7 billion, or 62.0% of total loans outstanding in 2003.

     Export transactions

     The demand for loans from Eksportfinans is primarily driven by general macro-economic factors and the competitiveness of the loans offered by the Company. Key macro-economic factors include the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflects our relatively low cost of funds, low operating costs and its favorable credit rating, as well as the terms of the various programs we administer on behalf of the Norwegian Government. The Company experienced a continued high level of demand for new loans in 2004.

     In 2004, 5.0% of the total export transaction loans disbursed were government-supported loans (10.9% in 2003 and 9.4% in 2002), while 95.0% were commercial loans (89.1% in 2003 and 90.6% in 2002). The percentage of commercial loans disbursed has remained high over the last few years mainly due to reductions in subsidy levels for government-supported export credits, both as a result of reduced availability of subsidies and the convergence of subsidized and market interest rates. The reduction in subsidy levels has led the Company to continue to place greater emphasis on the marketing and development of commercial loans. The Company’s credit rating has continued to allow access to funding in the domestic and international capital markets at a competitive cost, which has enabled us to provide Norwegian companies with commercial financing alternatives.

     In 2004, of the total loan disbursements of export transactions, ship financing represented 17.0% of the disbursements (47.3% in 2003 and 44.8% in 2002), capital goods represented 11.4% (16.8% in 2003 and 20.3% in 2002), and additional export-related and international activities represented 71.6% (35.9% in 2003 and 34.9% in 2002). The increase in financing of additional export-related and international activities in 2004 is due to a large, single transaction guaranteed by a syndicate of Norwegian and international banks. The volume of ship financing was relatively stable compared to 2003, but the percentage was lower due to a higher level of total disbursements in 2004. See Item 4.B. “Business Overview — Loans — Composition of Loans”.

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

     As of December 31, 2004, loans for ship financing represented 30.2% of total export transaction loans outstanding (39.2% and 40.7% as of December 31, 2003 and 2002, respectively). Loans for capital goods as of December 31, 2004, comprised 25.1% of total export transaction loans outstanding (27.0% and 26.9% as of December 31, 2003 and 2002, respectively). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 44.7% of total outstanding export transaction loans (33.7% and 32.4% as of December 31, 2003 and 2002, respectively). See Item 4.B. “Business Overview — Loans — Composition of Loans”.

     Municipal and county transactions

     The local authority sector represents a substantial portion of the Norwegian economy and thus represents a large market. The net operating results of Norwegian municipalities after deduction of their expenditures, installments and interest expenses, generally show profit. The Company believes that this is a positive indication of the economical freedom of action of the municipalities and counties and shows how strong their operating economy is. The income of the counties is, to a much larger degree than the income of the municipalities, dependent on the transfer of funds from the central government. Hence the counties’ operating results are generally lower than the operating results for municipalities.

     Kommunekreditt is a competitor to both the public and private sector financial institutions that currently service the local authority sector. For the small- and medium-sized municipalities, Kommunekreditt is an alternative to local financial institutions for securing long-term loans. For larger municipalities, Kommunekreditt is an alternative to direct borrowing in the bond and certificate markets. As of December 31, 2004, Kommunekreditt’s total loans to municipalities and counties amounted to NOK 45.2 billion.

     At December 31, 2004, total outstanding loans was NOK 45.2 billion. Repayments in 2004 amounted to NOK 4.6 billion, giving gross disbursements of new loans in 2004 NOK 13.1 billion. For the municipal/county sector in total the debt increase in 2004 is estimated to NOK be 16 billion, thus Kommunekreditt’s share was about 35%.

     Critical Accounting Policies

     The United States Securities and Exchange Commission (SEC) has provided guidance for the disclosure of critical accounting policies. The SEC defines critical accounting policies as those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our accounting policies are described in note 1 to the financial statements. Set forth below is a discussion of our only critical accounting policies.

     Fair value

     The Company’s trading portfolio, which consists of debt and debt-related securities and the funding of these securities, is recognized at fair value in the balance sheet. The Company uses price quotes on the investments in the trading portfolio on a regular basis. The fair value of the funding in the trading portfolio is based on discounted future cash flows.

     Securities available for sale are, on a portfolio basis, recognized at the lower of cost or fair value in the balance sheet. The fair value of the securities available for sale is mainly (approximately 95%) based on price quotes from external dealers. The Company determines fair values for all other securities based on discounted future cash flows. The discounted cashflow approach has mostly been used when calculating market values on bonds that are considered to be illiquid and hence less frequently traded by banks and brokers.

     Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible income tax ramifications or estimated transaction costs. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events also change the assumptions underlying these estimates, the fair values of the relevant financial instruments will change.

     Discount rates used to estimate the fair value of the funding in the portfolio comprise quoted interest rate curves and estimated spreads reflecting the Company’s current funding level. A change in the estimated spreads will have a relatively minor impact on the estimated fair value because the funding is short-term. The Company also has a high credit rating and has a history of only minor changes in the spread to the yield curve from one period to another. Based on this, there is in our opinion considerable certainty of non-material fluctuation in the fair values. The trading portfolio’s interest rate risk sensitivity is disclosed under Item 11. “Quantitative and Qualitative Disclosure about Market Risk — Interest Rate Risk”.

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

     U.S. GAAP

     The above discussion is based on the Company’s financial statements, which are prepared on the basis of Norwegian GAAP. Generally accepted accounting principles in Norway vary in certain significant respects from accounting principles generally accepted in the United States. The application of generally accepted accounting principles in the United States would have affected net income for each of the three years in the period ended December 31, 2004 and shareholders equity as of December 31, 2004 and 2003 to the extent summarized in Note 34 to the audited consolidated financial statements. Note 34 also includes a discussion of the principal differences between Norwegian GAAP and U.S. GAAP that are relevant to the Company’s financial statements.

     U.S. GAAP net income in 2004 was NOK 0.7 billion higher than net income reported under Norwegian GAAP. In 2003 and 2002 net income under U.S. GAAP was, respectively, NOK 1.9 billion lower and NOK 0.3 billion higher than under Norwegian GAAP. These differences were primarily due to unrealized gains and losses on derivatives recorded under U.S. GAAP. Under Norwegian GAAP, the Company applies deferral (hedge) accounting. Under U.S. GAAP, the Company has chosen not to apply hedge accounting for any of the derivatives due to the strict requirements in relation to the documentation of hedging relationships. Therefore, all derivatives held by the Company are treated as trading instruments and measured at fair value with changes in fair value recognized in current-period earnings. See Note 34 to the financial statements for a further discussion of the difference in treatment of derivatives under U.S. and Norwegian GAAP. Estimated fair values vary from year to year due to interest rate movements and other market conditions. See Note 29 for a further description of fair value estimation methods and also a table with fair values of all of the Company’s financial instruments. In view of the Company’s hedging policy and practices, changes in the fair value of derivatives should not be viewed in isolation, because related and opposite changes occur in the fair value of assets and liabilities hedged by derivatives.

     U.S. GAAP net income for 2002 and 2003 and shareholders equity as of December 31, 2001, 2002 and 2003 have been restated. For further details see discussion provided in Note 34.

     Future Norwegian accounting developments

     The European Commission issued a Regulation in 2002 requiring all listed companies to adopt International Financial Reporting Standards (IFRS, formerly known as the International Accounting Standards, or IAS) in their consolidated financial statements by 2005. Norway has an agreement with EU that makes this Regulation mandatory also for Norwegian companies. The Regulation gives the member states an option to postpone the implementation of IFRS until 2007 for companies that only have listed debt securities. Norway has adopted the postponement option. Eksportfinans has only listed debt securities and we are therefore planning to adopt IFRS in our consolidated financial statements by 2007. We are in the process of reviewing the impact of IFRS on our accounts. The main differences between IFRS and our present accounting policies concern the treatment of financial instruments. Under IFRS more instruments will be measured on fair value rather than on the traditional method of historical cost.

   B. LIQUIDITY AND CAPITAL RESOURCES

     General

     The Company finances its operations through the Company’s equity capital and through borrowings in the Norwegian and the international money and capital markets.

     Commercial paper borrowings

     Commercial paper borrowings in 2004 were primarily made through the Company’s U.S. and euro commercial paper programs and through the issuance of Norwegian krone-denominated certificates in Norway. As of December 31, 2004, the Company’s commercial paper programs allowed for maximum borrowings of approximately USD 5,000 million (approximately NOK 30,200 million), and the combined average amount outstanding under those programs for the year was USD 1,965 million (NOK 11,866 million). Commercial paper borrowings (related to short-term commercial paper programs) outstanding as of December 31, 2004, 2003 and 2002 were NOK 4,921 million, NOK 15,393 million and NOK 19,230 million, respectively.

     Bond borrowings

     Senior funding

     Eksportfinans’ euro medium-term note program facilitates borrowings in a variety of currencies and with different repayment structures, with maturities from one month to 30 years. The program size is USD 15 billion with the most recent update dated May 28, 2004. At

December 31, 2004, USD 10,600 million was outstanding under this program, compared to USD 9,600 million at year-end 2003.

     A U.S. medium-term note program was established in June 2004, under which USD 2,337,615,000 plus EUR 75,640,000 (including amounts sold outside the United States but pursuant to the U.S. MTN documentation) had been drawn as of December 31, 2004.

     In the Australian market, the Company has an AUD 2,000 million medium-term note program. As of December 31, 2004, no notes were outstanding under this program.

     The Company is registered as a borrower in the domestic Japanese market through a securities registration statement. The Company became shelf-eligible at the end of November 1996, and a primary and secondary shelf was established. As of December 31, 2004, JPY 99,380 million out of JPY 500 billion was drawn under the secondary shelf.

     In 2004, the Company raised the equivalent of NOK 33,615 million in bonds (including structured and non-structured notes ) in various currencies. The Company made these bond borrowings through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depends, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk — Asset and Liability Risk Management”. The Company’s total bond debt (including structured and non-structured notes) at December 31, 2004, 2003 and 2002 was NOK 99,790 million, NOK 84,616 million and NOK 68,074 million, respectively. See note 21 to the financial statements for information concerning the composition of the Company’s bond borrowings by currency.

     The net proceeds from each issue of notes will be used by us for our general funding purposes.

     Subordinated Loan Capital / Core Capital

     In December 1995, the Company issued JPY 15 billion in 20-year subordinated debt through a private placement in Japan.

     On February 19, 2003, Eksportfinans issued GBP 50,000,000 Non-cumulative Undated Step-Up Capital Contribution Securities. Interest is payable on the securities, subject to certain conditions, annually in arrears at a rate of 5.918% with respect to the period from and including the issue date to, but excluding, February 19, 2013. Thereafter, interest on the securities will be payable quarterly in arrears at a rate of 2.32% above three-month LIBOR. The securities may be redeemed at the option of Eksportfinans in whole on February 19, 2013 or on any interest payment date thereafter or in the event of certain tax or regulatory changes affecting Eksportfinans, in each case subject to prior approval from the Norwegian Banking Insurance and Securities Commission. The securities are listed on the Luxembourg Stock Exchange.

     Liquidity

     Eksportfinans has substantial liquidity reserves in the form of financial investments based on Eksportfinans’ funding and on repayments of loans with shorter maturity than the underlying funding. This ensures that Eksportfinans, to a large extent, has sufficient funds to cover loan approvals given for future disbursements. Consequently, Eksportfinans maintains a satisfactory liquidity position in funds of varying maturities. Liquid reserves typically generate positive margins for Eksportfinans. Eksportfinans invests in money market instruments, such as commercial papers, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds and asset backed securities. The issuers of securities or deposit-taking institutions accepted by Eksportfinans for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. See Item 4.B. “Business Overview — Loans — Credit Support for Loans”.

     The following table sets forth the maturities of the bond debt (including subordinated debt and Capital Contribution Securities, and after deducting the carrying amount of debt securities repurchased by Eksportfinans), loans and long-term investments of Eksportfinans as of December 31, 2004, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2004, plus the difference between the amounts of maturing loans/investments and the amounts of maturing bond debt) of Eksportfinans based on bond debt/long-term investments and loans outstanding at such date.

			Long-Term
	Long-Term	Loan Receivables	Investments	Cumulative
Year	Debt Maturing (4)	Maturing (5)	Maturing	Liquidity (5)
(NOK million)
Short-term liquidity at December 31, 2004 (1)				34,290.5
2005	30,016.1	29,847.9	27.0	34,149.3
2006	11,472.4	6,310.2	0	28,987.0
2007	14,787.5	5,432.3	75.0	19,706.8
2008	17,827.1	4,701.0	0	6,580.6
2009	13,023.0	3,891.2	0	(2,551.2)
2010	4,763.3	8,382.9	72.5	1,140.9
2011	689.5	2,700.3	0	3,151.6
2012	1,470.9	714.3	0	2,395.1
2013	2,942.8	263.7	0	(284.0)
2014 (2)	1,029.4	258.2	0	(1,055.2)
Thereafter (3)	2,109.5	5,509.3	108.7	2,453.3

Total	100,131.4	68,011.1	283.1	2,453.3

(1)	Short-term liquidity is comprised of the sum of our investments and receivables less the amount of our commercial paper liabilities.

(2)	Includes Eksportfinans’ GBP 50 million Capital Contribution Securities which will be redeemable from February 13, 2013.

(3)	Includes the JPY 15 billion subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations.

(4)	Net of our repurchases of Eksportfinans’ debt securities. The column includes single- and multi-callable issues. These issues have been categorized by expected maturity dates.

(5)	Long-term loans with adjustable rates make up a large portion of Kommunekreditt’s loans. Kommunekreditt may change the rate of interest with 14 days’ notice, upon which the borrower may accept the new interest rate or repay the loan. Loans with fixed interest rates may be subject to extraordinary repayments at the end of the agreed period. (See Item 4.B. “Business Overview — Loans — Export-related Loans” and “Business Overview — Loans — Municipal and County Loans”). Due to the terms and conditions related to the interest rate structure and option to terminate, the funding of these loans have maturities that match the expected maturity. In this table these loans are classified in maturity bands using expected maturity.

     We anticipate that a portion of our cumulative liquidity will in the future be invested in new long-term assets and also that we will undertake further financing.

     Capital Adequacy

     Capital adequacy is calculated in accordance with the prevailing regulations in force from the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview — Supervision and Regulation”. Under these regulations, the capital adequacy requirement is 8%. As of December 31, 2004, Eksportfinans’ capital adequacy ratio was 17.1%, compared with 18.4% on December 31, 2003.

     The table below gives details of the Company’s risk-weighted balance sheet and off-balance sheet items:

	December 31,

(NOK millions)	2004		2003
	Book value	Weighted value (1)	Book value	Weighted value

Assets:
Loans to and receivables from credit institutions	2,443	347	2,558	334
Loans and receivable due from customers	64,809	13,262	58,223	11,693
Securities	22,718	4,432	24,699	4,977
Intangible assets	23	0	24	0
Fixed assets	122	122	126	126
Other assets	100	61	96	58
Prepayments and accrued revenues	471	63	450	67

Total assets excluding trading portfolio	90,686	18,287	86,176	17,225

Off-balance sheet items:
Financial derivatives		1,694		1,678
Other off-balance transactions		1,031		526

Total off-balance sheet items		2,725		2,204

Total risk-weighted value of banking portfolio		21,012		19,459
Total risk-weighted value of trading portfolio		2,317		2,403
Foreign currency risk		26		71

Total		23,355		21,933

(1)	As of December 31, 2004, offsetting items under capital adequacy regulations reduced the total of risk-weighted balance sheet and off-balance sheet items with NOK 839 million.

     Details of the Company’s risk capital, risk capital as a percentage of risk-weighted balance sheet and off-balance sheet items, and the composition of the Company’s core capital are provided in the tables below:

(NOK millions)	December 31,
	2004		2003

Core capital	2,970	12.7%	2,939	13.4%
Additional capital (subordinated loan capital)	1,019	4.4%	1,090	5.0%

Total risk capital	3,989	17.1%	4,029	18.4%

	December 31,
(NOK millions)	2004	2003

Share capital	1,594	1,594
Balance sheet equity	971	949
Capital contribution securities	445	441
Intangible assets	(23)	(24)
Prepaid pension cost	(17)	(21)

Total core capital	2,970	2,939

   C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     None.

   D. TREND INFORMATION

     General

     There is a trend towards an increase in the total number of loan applications received by the Company. A consequence of this is likely to be growth in the Company’s total assets. To the extent that there is a growth in risk-weighted assets above that of core capital, there will be a further decline in the corresponding capital adequacy ratio. Due to the expected growth in total assets and improved funding costs, we believe that the operating results and the return on equity may improve. However, the trend of increased number of loan applications may not lead to a corresponding growth in assets because at the time of an application the underlying export contract is not concluded and may not be consummated.

     Lending

     The trend is towards more applications but with a decreased average application amount. More applications have come from Norway’s maritime industries. The projects are located in more than 60 different countries. Except for ship financing, most projects are located outside the OECD-area. Eksportfinans’ overall experience is that increases or decreases in loan applications are of a cyclical nature and depend on factors such as the Norwegian economy, the world economy and other factors of importance to international trade.

     As stated in Item 4 we believe that the municipal lending market is likely to continue to grow in the years ahead, but the growth ratio may slow down compared to the years 2000 — 2004 (i.e. in the range 4 — 8% annually). The total market as at year-end 2004 is estimated to be NOK 208 billion (USD 34 billion).

     Kommunekreditt is offering a range of products and services that have proven to satisfy market demands. In the years 2000 — 2004 average growth in outstanding loans averaged more than 30% annually. Although refinancing of existing loans has been an important contributor to the growth, the main increase in outstanding loans is based on increases in the total market size. At year-end 2004 our share of the total market is estimated at 22%. Our market share of new loans is considerably higher, between 35 — 40%. On this basis, we believe that it is still possible to increase our market share.

     Funding

     In line with general trends in the markets, over the first several years of this decade, Eksportfinans has experienced gradually less favorable funding rates, measured as a margin to U.S. dollar LIBOR. This applies to larger public transactions as well as smaller private placements. This trend was reversed in 2003 and 2004. We believe this improved prospect will continue in 2005, because of an increased demand from global investors for highly-rated government-linked institutions.

   E. Off-Balance Sheet Arrangements

     Except as disclosed under Item 5.F., the Company has not entered into any transactions, arrangements or other relationships with unconsolidated entities or other persons that have or are reasonably likely to have a current or future material effect on liquidity or the availability of or requirements for capital resources.

     Eksportfinans has relationships with variable interest entities in the form of fully guaranteed lending to certain special purpose entities. Both principal and interest on these loans are 100% guaranteed by the Guarantee Institute and/or banks or insurance companies with a high credit rating. Given the fully guaranteed nature of this lending, the resulting variable interest is not significant. These entities are not consolidated under Norwegian or U.S. GAAP. See Note 34 for further discussion of U.S. GAAP accounting treatment.

     Kommunekreditt owns 50% of the shares in KommuneKonsult AS. KommuneKonsult AS is a consultation firm, which is organized as a limited liability company under Norwegian law, with core competencies of advising municipalities, counties and governmental enterprises. The accounts are not fully consolidated, but are equity accounted, in accordance with Norwegian GAAP.

   F. Contractual Obligations and Contingent Commitments

     The table below gives details of the contractual long-term obligations and commercial commitments of the Company as of December 31, 2004.

(in NOK millions)	Payments Due by Period
		Less than	1-3	4-5	After 5
Contractual Obligations	Total	1 year	years	years	years

Bond debt	98,666.4	30,016.0	26,259.8	30,850.0	11,540.6

Operating leases	15.1	0.9	1.9	1.9	10.4

Other liabilities (1)	1,738.5	1,697.2	16.5	16.5	8.3

Total	100,420.0	31,714.1	26,278.2	30,868.4	11,559.3

	Amount of Commitment Expiration per Period
Other commercial		Less than	1-3	4-5	After 5
commitments	Total	1 year	years	years	years

Commercial loan commitments	7,504.6	2,039.2	3,090.2	2,375.2	0

Credit default swaps and guarantees	4,217.0	196.8	1,311.1	524.9	2,184.2

Total	11,721.6	2,236.0	4,401.3	2,900.1	2,184.2

(1)	Payments due after one year represent prepaid interest rate subsidies received from the government in connection with a government supported loan given from Eksportfinans to a borrower. See Item 4.B. “Business Overview — Loans — Export related loans”.

     Information on the nature of the Company’s bond debt obligations and operating lease commitments is provided in notes 21 and 36 to the financial statements, respectively.

Our commercial commitments are explained in note 35 to the financial statements.

As of December 31, 2004 the Company had no outstanding purchase obligations.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

   A. DIRECTORS AND SENIOR MANAGEMENT

The principal executive officers and the directors of Eksportfinans as of the date of this annual report were:

Name	Title
Erik Borgen	Chairman of the Board and Director
Baard Syrrist	Vice Chairman of the Board and Director
Live Haukvik Aker	Director
Thomas Borgen	Director
Bodil Hollingsæter	Director
Cato Holmsen	Director
Gunvor Ulstein	Director
Tor F. Johansen	President, Chief Executive Officer and Director
Jens O. Feiring	Executive Vice President & Deputy CEO
Olav Tore Breilid	Executive Vice President
Kjell Danielsen	Executive Vice President
Arnulf Arnøy	Executive Vice President
Bjarne Jensen	President and Chief Operating Officer of Kommunekreditt

     Mr. Erik Borgen became a member of the Board of Directors in 2001 and has served as Vice Chairman since May 2002. He was re-elected in 2003, and his term as Vice Chairman expired in March 2004, at which point he was elected as Chairman. He is Executive Vice President and Head of the Corporate Division of Den norske Bank ASA. Mr. E. Borgen holds directorships with DnB Næringsmegling AS, DnB Kapitalforvaltning AS, NORUM — Nordic Russian Management Company Ltd. and DnB Finans AS. He was re-elected for a two year term as member and Chairman of the Board of Directors in 2004.

     Mr. Baard Syrrist became a member of the Board of Directors in 2001. He was re-elected in 2003, and his term expires in March 2005. Until November 2004, he was Managing Director of Christiania Bank og Kreditkasse ASA, Executive Vice President of Nordea and head of Retail Norway. Mr. Syrrist is a member of the Board of Directors of the Norwegian Financial Services Association. He was elected Vice Chairman on April 9, 2003.

     Mr. Thomas Borgen became a member of the Board of Directors in 2001. He was re-elected in 2003, and his term expires in March 2005. He is Managing Director of Fokus Bank ASA. Mr. T. Borgen holds directorships with Fokus Bank ASA, Fokus Finans AS, Fokus Kreditt AS, Fokus Eiendomsmegling Telemark AS, FNH and Danske Bank International SA, Luxembourg.

     Mr. Cato A. Holmsen became a member of the Board of Directors in 1995, and served as Vice Chairman from March 2001 to May 2002. He was re-elected in 2003, and his term expires in March 2005. He is a partner with FSN Capital Partner AS and holds directorships with Eiendomsspar AS, Foinco Invest AS, Fesil ASA, F.S. Nielsen Capital AS, Johan G. Olsen AS, Johan G. Olsen Shipbrokers AS (subsidiary company of Johan G. Olsen AS), Klean ASA, Luxo ASA , NorgesGruppen ASA, Schibsted ASA together with the subsidiary companies Aftenposten AS and 20 minutes Holding AG, Staff-Gruppen AS, together with the subsidiary companies Celas and Celas Invest AS, Tensil Ltd. (formerly Hafslund (UK) Holdings Ltd.) together with subsidiary company and Victoria Eiendom.

     Ms. Gunvor Ulstein became a member of the Board of Directors in 2003, and her term expires in 2005. She was Managing Director of Ulstein Mekaniske Verft Holding ASA and Ulstein Shipping AS.

     Ms. Bodil Palma Hollingsæter became a member of the Board of Directors in 2004, and her term expires in 2006. She is Manager, Economy & Finance of Romsdals Fellesbank, where she has been employed since 1991. Mrs. Hollingsæter is appointed Bank Manager with Sparebanken Møre. Mrs. Hollingsæter holds directorships with Ålesund og Giske Tunnel- og Bruselskap AS, ANS Smølasenteret, ANS Gjennesand, and ANS Storg. 10-12-14.

     Ms. Live Hakvik Aker became a member of the Board of Directors in 2004 and her term expires in 2006. She is President and CEO of Goodtech ASA where she has been employed since 2001.

     Ms. Åse Aulie Michelet and Mr. Anders Lægreid both resigned their positions as members of the Board of Directors in 2004.

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

     Mr. Arnulf V. Arnøy, Executive Vice President, joined Eksportfinans in 1991 and was responsible for risk management, analysis and control of credit risk and credit exposure from 1991 to 1998. He became Head of Strategic Planning and Development/IT and Information Section in 1999 and since December 2003, he has acted as Head of Lending and Strategic Planning.

     Mr. Bjarne Jensen joined Kommunekreditt as President and Chief Operating Officer in 1993.

     Eksportfinans believes there are no family relationships between any of the above officers or directors, nor are there any arrangements or understandings under which any of these officers or directors were elected to serve. Certain of Eksportfinans’ directors are also directors and/or officers of certain of Eksportfinans’ shareholders.

     Mr. Syrrist, Mr. T. Borgen, Mr. E. Borgen and Mr. A. Lægreid were appointed/elected directors as owner representatives. Mr. E. Borgen was re-elected in 2004 for a two-year term, Mr. Syrrist was re-elected in 2003 for a two-year term, Mr. T. Borgen was re-elected in 2003 for a two-year term and Mr. Lægreid was elected in 2003 for a two-year term, but applied for and was granted resignation from the Board of Directors in 2004.

   B. COMPENSATION

     The total compensation the Company paid to the Board of Directors and executive officers as a group (13 persons) in the year ended December 31, 2004 was NOK 9.4 million. In 2004, compensation the Company paid to Tor F. Johansen, President, Chief Executive Officer and Director, was NOK 1.9 million.

     The total compensation for 2004 the Company paid to the executive officers (six persons) was NOK 8.2 million. The total compensation the Company paid to the directors in 2004 (seven persons) was approximately NOK 1.1 million. (Mr. Johansen is both a director and an executive officer). The total compensation we paid to members of the Council of Representatives (18 persons) in 2004 was approximately NOK 0.3 million. The total compensation we paid to members of the Control Committee (four persons) was NOK 0.5 million.

     In 1999, Eksportfinans introduced an incentive scheme that includes all employees. The incentive scheme bases the total amount to be distributed on a formula relating to achieved return on equity compared to the risk free rate of interest. The incentive scheme provides for Eksportfinans to distribute amounts partly in relation to salaries and partly on a discretionary basis. The total amount paid under the scheme in 2004 was NOK 2.7 million.

     The aggregate amount the Company paid for pension, retirement or similar benefits for all executive officers as a group (six persons) in the year ended December 31, 2004 was NOK 0.8 million. There are no such benefits for the directors.

   C. BOARD PRACTICES

     Board of Directors

     Eksportfinans’ Board of Directors is comprised of a minimum of six and a maximum of eight members, all of whom are appointed by the Council of Representatives for a two-year term, except the President, who serves as a member ex officio. The Board of Directors meets at least six times a year, and all actions taken by the Board require a majority vote. The Board of Directors has the power to make all lending and borrowing decisions for Eksportfinans and has delegated such power, to a certain extent, to the President. The Board of Directors also makes recommendations to the Council of Representatives for the appointment of the President.

     Executive Management

     The President has responsibility for the day-to-day conduct of Eksportfinans’ business, subject to standing instructions issued by the Board of Directors and approved by the Council of Representatives. The President of Eksportfinans is empowered to grant loans of up to NOK 400 million. Credits may be approved by the President in amounts greater than NOK 400 million upon prior notification to the Board of Directors. The Board of Directors appoints executive officers to serve until resignation, death or removal by the Board.

     Council of Representatives

     The senior supervisory body of Eksportfinans is the Council of Representatives, which acts in a general way as a supervisory body meeting twice a year, and appoints members of the Board of Directors and the Company’s auditors.

     The Council of Representatives has 13 members and five alternates. The shareholders of the Company elect 14 members and four alternates. One member and one alternate are appointed by and among the employees. The Council members and alternates serve for two-year terms.

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

     Kristin Normann became a member of the Council of Representatives in 1997. She has served as Vice Chairman from 1999, and is elected until March 2005.

     Olav Arne Fiskerstrand became a member of the Council of Representatives in 2002, and is elected until March 2006.

     Per Kløvstad became a member of the Council of Representatives in 1993, and is elected until March 2005.

     Kari Broberg became a member of the Council of Representatives in 1996, and is elected until March 2006.

     Einar Enger became a member of the Council of Representatives in 1996, and is elected until March 2006.

     Ingvild Myhre became an alternate member of the Council of Representatives in 1999, she was elected as member in 2003 and is elected until March 2005.

     Harry Konterud became a member of the Council of Representatives in 2002, and is elected until March 2006.

     Sverre Bjertnes, became an alternate member of the Council of Representatives in 1997, he was elected as member in 2003 and is elected until March 2005.

     Nina Lohne became a member of the Council of Representatives in 2003, and is elected until March 2006.

     Sandra Riise became a member of the Council of Representatives in 2001, and is elected until March 2006.

     Elisabeth Krokeide became a member of the Council of Representatives in 2001, and is elected until March 2006.

     Per Andreas Berg became a member of the Council of Representatives in 2001, and is elected until March 2005.

     Claudine Smith became an alternate member of the Council of Representatives in 2000, and is elected until March 2006.

     Jørn Pedersen became an alternate member of the Council of Representatives in 2001, and is elected until March 2005.

     Kjell Ove Bratseth became an alternate member of the Council of Representatives in 2003, and is elected until March 2005.

     Harald Ellefsen became an alternate member of the Council of Representatives in 2003, and is elected until March 2005.

     Tellef K. Tellefsen became a member of the Council of Representatives in 2003, and is elected until March 2006 as an alternate.

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

     As of the date of this annual report, the following persons served on the Control Committee:

     Kristin Normann became a member of the Control Committee in 1997. She has served as Vice Chairman from 1987, as Chairman from 2003 and is elected until March 2005.

     Kjell Ove Bratseth became an alternate member in 2003, and is elected until March 2005.

     Harald Ellefsen became a member of the Control Committee in 2000, and is elected until March 2006.

     Terje Skullerud, became an alternate member of the Control Committee in 2001, and was elected as a member and Vice Chairman in 2003 until March 2005.

     Independent auditors audit the accounts of the Company annually. The independent auditors are state-authorized public accountants appointed by the Council of Representatives. The Council of Representatives reviews the audited accounts, and the shareholders of the Company approve the audited accounts at the annual general meeting. The auditors of the Company are at present PricewaterhouseCoopers AS.

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

     As of December, 31, 2004, the Audit Committee consisted of Cato A. Holmsen, Live Haukvik Aker and Bodil Hollingsæter. As of December 31, 2004, Bodil Hollingsæter acted as the financial expert, independent of management.

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

     The chief executive officer determines the compensation of the Company’s other employees, within economic limits set by the Board of Directors.

   D. EMPLOYEES

     As of December 31, 2004, the Company had 106 employees, all of whom are located in Norway.

Employees	Eksportfinans	Kommunekreditt	Total
2002	92	8	100
2003	90	10	100
2004	96	10	106

     Over the last two years we implemented various IT projects related to financial control and funding and treasury activities. These projects entail further automatization of our operations intended to increase our operating efficiency. Following on from those projects, management has comprehensively reviewed our internal processes and routines with an aim to improve our efficiency, to increase our marketing and to become more focused and competitive in our export lending and municipality lending businesses.

     In response to this review, on February 18, 2005 our Board of Directors approved the implementation of a restructuring plan involving, among other things, a reduction in staff in 2005 of approximately 21%, a possible further reduction in 2006 of 6%, and an allocation of NOK 38 million to cover compensation to redundant personnel and related implementation costs in 2005. We expect that this restructuring will reduce our annual costs beginning in 2006 by approximately NOK 20 million as compared to 2004.

     Effective April 1, 2005, our executive management will be Tor F. Johansen, President and CEO, Olav Tore Breilid, Head of Finance, Arnulf Arnøy, Head of Export Lending, Bjarne Jensen, President and CEO of Kommunekreditt, and Cecilie Haarseth, Head of Financial Control. Reporting directly to the President and CEO are also Jens Olav Feiring, General Counsel, Ole-Jacob Lund, Head of Operations, and Elise Lindbæk, Head of Information.

        E. SHARE OWNERSHIP

     As of the date of this annual report, no director, executive officer, member of the Council of Representatives or Control Committee owned shares in the Company. No options to purchase equity securities from the Company were outstanding as of that date.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

   A. MAJOR SHAREHOLDERS

     As of the date of this annual report, the following shareholders owned Eksportfinans’ share capital:

	Ownership in
	Eksportfinans
	No. of
Shareholder	Shares	%
DnB NOR Bank ASA	66.969	44.13
Nordea Bank Norge ASA	35,220	23.21
The Norwegian State	22,765	15.00
Fokus Bank ASA	12,276	8.09

23 other banks	14,535	9.57

Total	151,765	100.00

     Each share in Eksportfinans represents one vote. There is only one class of shares. On September 11, 2001, the Norwegian State acquired a 15% stake in Eksportfinans through a new issuance of shares. As of the date of this annual report, commercial and savings banks own 85% of Eksportfinans’ outstanding share capital. As of December 31, 2004 the Norwegian Government held 34% of the shares in DnB NOR. During 2004 DnB NOR sold 6.69% of its shares in Eksportfinans to 14 different Norwegian savings banks.

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

     For a discussion of certain liabilities of the shareholders of the Company, see Item 4.B. “Business Overview — Liabilities of the Shareholders in respect of Eksportfinans’ Indebtedness”.

   B. RELATED PARTY TRANSACTIONS

     In the normal course of business, certain of Eksportfinans’ shareholders (see Item 7.A. “Major Shareholders”) extend guarantees in connection with loans made by Eksportfinans. See Item 4.B. “Business Overview — Loans — Credit Support for Loans”. This includes the Norwegian Government, which holds 15% of our outstanding shares, and also indirectly or directly guarantees some of the loans we make. For further information on the composition of guarantees, see Item 4.B. “Business Overview — Loans — Credit Monitoring and Assessment”. The borrowers pay commissions in consideration of such guarantees directly to the shareholders. See Item 4.B. “Business Overview — Liabilities of the Shareholders in respect of Eksportfinans’ Indebtedness”.

     Under the 108 Agreement, the Norwegian Government guarantees Eksportfinans a fixed profit margin between revenues on loans and costs on borrowings covered by the agreement. This is achieved by fixing reference rates on all borrowing and lending covered by the agreement. See discussion under Item 4.B. “Business Overview — Loans — Arrangement with the Norwegian Government”.

     Eksportfinans from time to time also enters into agreements to acquire loans from shareholders and some other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2004, 2003 and 2002, Eksportfinans acquired loans from its shareholders amounting to NOK 6,581 million, NOK 4,456 million and NOK 5,601 million respectively.

     From time to time Eksportfinans’ shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholder’s behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, covering and indemnifying all possible costs and indemnities which may have been incurred under Eksportfinans’ guarantee. The request for a guarantee is due to the need for a guarantee given by a triple A-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’ shareholders is permitted by the articles of association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 963 million, Eksportfinans has recourse to owners with full payment indemnification.

     The commercial effect is that the selling bank retains the risk premia associated with the credit in return for issuing the guarantee, while Eksportfinans earns a margin comparable to that received on its other commercial loans.

     In addition, in the normal course of business, Eksportfinans deposits funds and engages in other transactions with its shareholder banks on normal commercial terms.

     As of December 31, 2004, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 2,030 million. These transactions were recorded on market terms. In connection with Eksportfinans’ lending activity, as of December 31, 2004, our shareholders had provided guarantees for an amount of NOK 11,302 million. The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.

     Our transactions with related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and did not involve more than the normal risk of collectibility or present other unfavorable features.

     As of December 31, 2004, three loans totaling NOK 654 million were outstanding from Eksportfinans to companies of which Eksportfinans’ board members, members of the Control Committee or chairman of the Council of Representatives are board members. As of December 31, 2004, loans totaling NOK 589 million were outstanding to three Norwegian municipalities of which Kommunekreditt’s board members, members of the Control Committee or chairman of the Council of Representatives are board members. See note 28 to the financial statements.

     As of December 31, 2004, the Company had NOK 79 million in loans outstanding to employees (primarily mortgage loans), which, in accordance with the generally accepted practice of financial institutions in Norway, bear interest at rates below those prevailing in the market. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.

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

Item 9. THE OFFER AND LISTING

   A. OFFER AND LISTING DETAILS

     Based on financial information provided by Bloomberg L.P., the tables below set forth for the periods indicated the high and low closing prices for Eksportfinans’:

•	1.80% JPY notes due 2010,

•	3.375% USD notes due 2008,

•	4.375% USD notes due 2009,

•	5.2625% USD notes due 2019 and

•	5.75% USD notes due 2006.

     The 5.75% USD notes due 2006, the 3.375% USD notes due 2008, the 4.375% USD notes due 2009 and the 1.80% JPY notes due 2010 are listed on the Luxembourg Stock Exchange.

1.80% JPY notes due 2010*

		High	Low

2000 (beginning May 11)		101.74	97.85

2001		107.34	101.23

2002		108.84	103.43

2003		110.57	103.00

2004		106.83	102.98

2003	First quarter	109.64	108.35

	Second quarter (through June 13)	110.57	108.24

	Third quarter	108.45	103.00

	Fourth quarter	105.93	104.26

2004	First quarter	106.83	105.21

	Second quarter	105.71	102.98

	Third quarter	105.55	103.46

	Fourth quarter	106.12	104.89

		High	Low

2004	September	105.55	104.82

	October	105.62	104.89

	November	105.81	105.12

	December	106.12	105.60

2005	January	106.31	105.77

	February	106.34	105.58

	March	105.55	105.41

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers, for the period May 11, 2000 through March 9, 2005.

3.375% USD notes due 2008*

		High	Low

2004	November (beginning November 16)	99.94	99.29

	December	99.82	99.24

2005	January	99.47	99.06

	February	99.28	98.46

	March	98.52	98.19

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers, for the period November 16, 2004 through March 10, 2005.

4.375% USD notes due 2009*

		High	Low

2004	Second quarter (beginning June 16)	103.64	99.87

	Third quarter	103.38	99.87

	Fourth quarter	103.64	101.52

2004	September	103.38	102.13

	October	103.64	102.27

	November	103.21	101.73

	December	102.75	101.52

2005	January	102.21	101.67

	February	102.20	100.72

	March	100.77	100.14

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers, for the period June 16, 2004 through March 9, 2005.

5.2625% USD notes due 2019*

		High	Low

2004	November (beginning November 15)	98.79	96.72

	December	99.40	96.33

2005	January	99.79	97.73

	February	101.71	98.69

	March	99.24	98.48

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers, for the period November 15, 2004 through March 8, 2005.

5.75% USD notes due 2006*

		High	Low

2001 (beginning June 12)		104.57	98.55

2002		110.14	101.61

2003		111.95	107.35

2004		108.42	103.57

2003	First quarter	110.90	109.23

	Second quarter (through June 13)	111.95	109.55

	Third quarter	110.94	107.62

	Fourth quarter	109.41	107.35

2004	First quarter	105.59	104.86

	Second quarter	107.94	104.85

	Third quarter	108.42	107.60

	Fourth quarter	105.03	103.57

2004	September	105.42	104.88

	October	105.03	104.71

	November	104.75	103.87

	December	104.03	103.57

2005	January	103.61	103.20

	February	103.18	102.66

	March	102.65	102.52

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers, for the period June 12, 2001 through March 10, 2005.

     Reliable trading prices for our other notes are not available.

   B. PLAN OF DISTRIBUTION

     Not applicable.

   C. MARKETS

     See Item 9.A. “Offer and Listing Details”.

   D. SELLING SHAREHOLDERS

     Not applicable.

   E. DILUTION

     Not applicable.

   F. EXPENSES OF THE ISSUE

     Not applicable.

Item 10. ADDITIONAL INFORMATION

   A. SHARE CAPITAL

     Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

     Eksportfinans registry number with Foretaksregisteret (the Norwegian Registry of Companies) is No. 816 521 432. The objective of Eksportfinans according to Article 1 of Eksportfinans’ Articles of Association is to conduct financing operations:

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

     Section 2 of the Articles of Association provides that only banks (with no limitation on nationality) and the Norwegian state may own shares in Eksportfinans. Section 2-2 of the Financial Institutions Act provides that no one may hold more than 10% of the share capital in a financial institution, which is also applicable to Eksportfinans. However, Eksportfinans was granted an exemption to this provision in 1990. Effective 1 January, 2004 the limit of ownership of 10% was lifted. Subject to approval by the Banking Insurance and Securities Commission, ownership exceeding 10% is now permitted. See Item 7.A. “Major Shareholders”.

     The Articles of Association do not have any specific provisions that would have an effect of deferring, delaying or preventing a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring. As discussed above, there are provisions that define Eksportfinans’ objectives and limit who may hold Eksportfinans’ shares.

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

   E. TAXATION

     NORWEGIAN TAX CONSIDERATIONS

     The principal of and premium and interest, if any, on Eksportfinans’ debt securities will be paid without deduction for or on account of any present or future taxes or duties, of any nature, imposed or levied by or within Norway or by or within any district, municipality or other political subdivision or taxing authority therein or thereof, except when the bearer or registered owner is subject to Norwegian taxation or duties thereon otherwise than by reason of his holding or ownership of such securities or the receipt of income therefrom.

     Gains derived from the sale of Eksportfinans’ debt securities by a non-Norwegian person not resident in Norway are not subject to Norwegian income taxes.

     A non-Norwegian person not resident in Norway who holds Eksportfinans’ debt securities is not subject to Norwegian inheritance, gift or wealth tax unless such person operates a business through a permanent establishment in Norway and payments on such securities are attributable to such business. Norwegian inheritance and gift tax may, however, under certain circumstances be imposed on holders who are non-resident Norwegian citizens. Under the United States-Norway estate and inheritance tax treaty, a United States citizen or domiciliary who becomes liable to pay Norwegian inheritance or gift taxes generally will be entitled to credit against his U.S. estate or gift tax liability the amount of such Norwegian taxes.

     U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes certain U.S. Federal income tax consequences that may be relevant to the acquisition, ownership and disposition of notes issued by Eksportfinans. This summary addresses only U.S. Federal income tax considerations for holders that are initial purchasers of the notes pursuant to the relevant offering and that will hold the notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire the notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following:

•	financial institutions,

•	insurance companies,

•	dealers or traders in securities or currencies or notional principal contracts,

•	tax-exempt entities,

•	persons that will hold the notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes,

•	partnerships or pass-through entities or persons that have a “functional currency” other than the U.S. dollar,

•	persons that own (or are deemed to own) 10% or more (by voting power or value) of Eksportfinans’ stock,

•	regulated investment companies, and

•	persons who hold the notes through partnerships or other pass-through entities.

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

     Tax Treatment of the Notes

     General

     Other than as set forth below under “— Notes treated as Contingent Payment Debt Instruments” and “— Notes treated as Forward Purchase Contracts”, the following discussion set forth the general U.S. Federal income tax consequences of investing in our notes.

     Payments of Interest

     Interest (including any additional amounts payable, if any) paid on a note will be taxable to a U.S. holder as ordinary interest income at the time it is received or accrued, depending on the U.S. holder’s method of accounting for U.S. Federal income tax purposes. A U.S. holder utilizing the cash method of accounting for U.S. Federal income tax purposes that receives an interest payment denominated in foreign currency will be required to include in income the U.S. dollar value of that interest payment, based on the spot exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

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

     Foreign currency received as interest on a note will have a tax basis equal to its U.S. dollar value on the date the interest payment is received. Gain or loss, if any, realized by a U.S. holder on a sale or other disposition of the foreign currency will be ordinary income or loss and will generally be income from sources within the U.S. for foreign tax credit limitation purposes. Interest received by a U.S. holder will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. U.S.

holders should consult their own tax advisors regarding the availability of a foreign tax credit in their particular situation.

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

     Notes treated as Contingent Payment Debt Instruments

     If a note is treated as a contingent payment debt instrument (a CPDI), the U.S. Treasury Regulations governing the treatment of a CPDI (CPDI Regulations) would the timing and character of income, gain or loss reported on a CPDI to differ substantially from the timing and character of income, gain or loss reported on a non-contingent payment debt instrument under general principles of current U.S. Federal income tax law. The CPDI Regulations generally require a U.S. holder of such an instrument to apply the “noncontingent bond method” which, as generally described below, requires a U.S. holder to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule regardless of the U.S. holder’s method of tax accounting and whether such U.S. holder has received any interest payments in that year. In general, any gain recognized on the sale, exchange, or retirement of a CPDI will be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

     Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the notes, the amount of interest that accrues, as original issue discount (OID), equals the product of (a) the “adjusted issue price” and (b) the “comparable yield” (adjusted for the length of the accrual period). This amount is rateably allocated to each day in the accrual period and included as ordinary interest income by a U.S. holder for each day in the accrual period on which the U.S. holder holds the notes. The “adjusted issue price” for purposes of the non-contingent bond method is equal to the issue price of the notes, increased by the interest previously accrued on such notes and decreased by the amount of any Projected Payments (as defined below) previously made on such notes. The “issue price” of the notes is the first price at which a substantial amount of the note are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The “comparable yield” is the annual yield that Eksportfinans would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the notes. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. Federal income tax purposes. Also under the non-contingent bond method of the CPDI Regulations, Eksportfinans would be required, solely for U.S. Federal income tax purposes, to provide the comparable yield and a schedule (Schedule) of the projected amounts of payments (Projected Payments) on the notes. The Schedule must produce the comparable yield.

     The comparable yield and the Schedule are used to determine accruals of interest for tax purposes only and are not assurances or predictions with respect to the actual yield of, or payment to be made in respect of, a note. The comparable yield and the Schedule do not necessarily represent expectations of Eksportfinans regarding such yield, and the amount and timing of such payment.

     If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the notes for that taxable year (including, in the case of the taxable year which includes the maturity date of the notes, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a “net positive adjustment”, which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a “net negative adjustment”, which will (a) reduce the U.S. holder’s interest income for that taxable year and (b) to the extent of any excess after application of (a), give rise to an ordinary loss to the extent of the U.S. holder’s interest income on the notes during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). In addition, in general terms, U.S. holders will have gain or loss at the maturity equal to the difference between the amount actually received and the projected final payment. Any such gain (and any gain on the sale of the note) will be ordinary income. Any loss will be ordinary loss to the extent of the interest previously included in income by the U.S. holder with respect to the notes and, thereafter, capital loss. Limitations apply to limit the ability to offset ordinary income with capital losses.

     Special rules apply to the purchase of CPDIs at a discount or premium and prospective investors acquiring notes with such discount or premium should consult with their own tax advisors regarding such discount or premium. The application of the CPDI Regulations to the notes treated as contingent payment debt instruments is complex. Prospective investors should consult with their own tax adviser regarding the applicability and consequences of the CPDI Regulations with respect to the notes of Eksportfinans.

     Notes treated as Forward Purchase Contracts

     General

     Eksportfinans intends treats certain of its notes as forward contracts to purchase the underlying asset to which it relates for U.S. Federal income tax purposes. By purchasing such note, a U.S. holder will be deemed to have agreed to such treatment. The remainder of this discussion under “— Notes treated as Forward Purchase Contracts” assumes that these notes will be so treated. Eksportfinans will take the position that at the time of issuance of these notes the U.S. holder deposits irrevocably with Eksportfinans a fixed amount of cash equal to the purchase price of the notes to assure the fulfilment of such U.S. holder’s purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied on the stated maturity date of the relevant notes to satisfy that obligation. Although a U.S. holder is be obligated to treat the purchase price as a deposit for U.S. Federal income tax purposes, the cash proceeds that Eksportfinans has received from the offering of such notes has not been segregated during the term of such note, but instead has been commingled with other assets of Eksportfinans.

     Coupon payments

     Amounts denominated as coupon payments, if any, that are payable with respect to some of the notes treated as forward purchase contracts for U.S. Federal income tax purposes will be characterized as ordinary income, includible annually in a U.S. holder’s income in accordance with such holder’s method of accounting. Coupon payments received by a U.S. holder will be treated as foreign source income for the purposes of calculating its foreign tax credit limitation. The limitation on foreign taxes eligible for U.S. foreign tax credit is calculated separately with respect to specific classes of income. Recently enacted U.S. tax legislation has modified the rules with respect to the computation of the foreign tax credit. The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders should consult their own tax advisers regarding the availability of a foreign tax credit under their particular situation.

     Sale, Exchange, Redemption or Other Disposition of the Notes

     Generally, a U.S. holder’s initial tax basis in notes treated as forward purchase contracts will be the price at which such U.S. holder purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, a U.S. holder will generally recognize gain or loss equal to the difference between the proceeds received (including any amounts received at maturity) and its adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss. The deductibility of capital losses is subject to limitations.

     Possible Alternative Treatment of the Notes

     Notwithstanding the mutual contractual obligation to treat such notes as forward purchase contracts as described above, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. The documentation of such notes as debt suggests that the IRS might seek to treat such note as CPDIs. If the IRS were successful in doing this, then, among other matters,

•	a U.S. holder would be required to accrue original issue discount on the note at a yield comparable to the yield at which Eksportfinans would issue similar noncontingent bonds, determined at the time of issuance of the note, even though the U.S. holder may not receive any coupon payments on the note; and

•	on the sale, exchange, maturity, redemption or other taxable disposition of such a note, a U.S. holder would recognize ordinary income, or ordinary loss to the extent of its aggregate prior accruals of original issue discount and capital loss thereunder, rather than capital gain or loss.

     Even if the CPDI Regulations do not apply to such notes, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences to U.S. holders different from those described above. Under an alternative characterization of the notes, it is possible, for example, that such notes could be treated as an investment unit consisting of a deposit paying interest at a rate Eksportfinans would pay on non-exchangeable senior notes maturing at the same time as the notes, plus a cash-settlement forward contract, in which case the U.S. holder would be required to accrue interest on the notes.

     The IRS and U.S. Treasury Department recently issued proposed regulations that require the accrual of income on a current basis with respect to contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current economic accrual with respect to contingent payments on prepaid forward contracts, it is possible that a U.S. holder could be required to accrue income over the term of the notes.

     Taxation of Non-U.S. Holders

     Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. Federal income or withholding tax on any payment on a note and any gain realized on the sale, exchange or retirement of a note unless:

•	that payment on the note or gain is realized on the sale, exchange or retirement of the note effectively connected with the conduct by that non-U.S. holder of a trade or business in the United States,

•	in the case of any gain realized by an individual non-U.S. holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or

•	the non-U.S. holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

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

     Recently promulgated regulations meant to require the reporting of certain tax shelter transactions (Reportable Transactions) could be interpreted to cover transactions generally not regarded as tax shelters. Under the Regulations, under certain circumstances certain transactions may be characterized as Reportable Transactions such as, among other things, certain foreign currency transactions or a sale, exchange, retirement or other taxable disposition of notes that results in a loss that exceeds certain thresholds and other specified conditions are met. Persons considering the purchase of notes should consult with their own tax advisors to determine the tax return obligations, if any, with respect to an investment in the notes, including any requirement to file IRS Form 8886 (Reportable Transaction Statement).

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Asset and Liability Risk Management

     The main objectives of Eksportfinans’ asset and liability risk management activities are to manage interest rate, currency and other market-related risks, as well as refinancing risks. With respect to the risk management of Eksportfinans’ government-supported loans and the corresponding funding transactions, see Item 4.B. “Business Overview — Loans — Arrangement with the Norwegian Government”. With respect to the commercial loans and the corresponding liquidity reserves and funding transactions, our policy is, to the extent practicable, to match, through the use of interest rate and currency swaps and other derivative instruments, the interest rate terms, currencies and maturities of our liabilities with those of our assets. The interest rate exposure is measured and managed on a portfolio basis. There can, however, be no assurance that we will be able to obtain economically efficient hedging opportunities that will enable us to implement this policy with respect to new assets and liabilities.

     The Company has funded its assets in a variety of currencies, mostly at fixed rates of interest, although also through simple fixed- to floating-rate swaps and various hybrid debt instruments. In accordance with our asset and liability risk management policy these funds have generally been swapped into floating rate funds denominated in U.S. dollars, which are invested for the short-term in instruments effectively denominated in U.S. dollars, pending their application to fund long-term assets. Certain Norwegian krone borrowings are not swapped into any other currency but are invested in instruments denominated in Norwegian kroner. We may also, according to our present policy, swap funds into floating rate euro, and invest in instruments denominated in euro.

     Funds available for long-term financing of disbursed loans are generally invested, pending disbursement, on an interim basis in short-term instruments. Eksportfinans frequently finances disbursed loans on an interim basis through the issuance of commercial paper or similar short-term debt instruments, until long-term funds are available. Eksportfinans also uses forward-rate agreements to lock in current interest rates in order to hedge interim financing of loans. As loans are granted in a variety of currencies, and with both fixed and floating rates of interest, Eksportfinans normally uses swaps and similar instruments, where appropriate, to convert these loans into floating rate assets, denominated in U.S. dollars, to match the terms of the underlying swapped funding.

     The bulk of Eksportfinans’ “liquidity” is held in the non-trading portfolios, but certain investments are held in the trading portfolio. These investments are generally of very high credit quality, very liquid and are actively traded. Otherwise, Eksportfinans’ general investment strategy is to “buy and hold”. The trading portfolio consists of debt and debt-related securities and the funding of these securities.

     In connection with Eksportfinans’ structured transactions, primarily on the funding side but also to some extent with respect to its investments and warrant issuances, it may also enter into options and hybrid transactions which reduce Eksportfinans’ exposure to the interest rate, currency or other market-related risks embedded in such transactions and which provide an opportunity to reduce Eksportfinans’ cost of funds, directly or indirectly. See notes 1 (H) and 30 to the financial statements.

     As of December 31, 2004 and 2003, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options were NOK 237,966 million and NOK 238,723 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of Eksportfinans’ loans. See Item 4.B. “Business Overview — Loans — Credit Support for Loans” and note 1(F) to the financial statements. To date, Eksportfinans has not experienced any losses as a result of any counterparty becoming insolvent or declared bankrupt. No significant adverse adjustments to settlements have taken place.

     As part of Eksportfinans’ risk management policy it has since 1989 chosen to outsource the internal audit function to an external auditor firm.

     Market Risk

     Financial instruments account for the bulk of our assets and liabilities. The market risks inherent in Eksportfinans’ market risk-sensitive instruments and positions are the potential of losses arising from adverse changes in foreign currency exchange rates and adverse changes in interest rates. See discussion under Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exchange Risk” and “— Interest Rate Risk”. Fair values of financial instruments are disclosed in note 29 to our financial statements. A specification of financial derivatives is disclosed in note 30 to our financial statements.

     Foreign Currency Exchange Risk

     As of December 31, 2004, Eksportfinans’ exposure to currencies other than the Norwegian kroner reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

				Amount of net
				position relating
	Balance sheet items			to 108 Agreement
(NOK thousands)	assets and (liabilities)	Derivatives	Net position(1)	items(2)

USD	(19,879,348)	19,965,011	(85,663)	69,249
EUR	(14,398,314)	(14,385,360)	(12,954)	8,583
CAD	(4,948,446)	4,950,402	1,956	1,865
DKK	(1,104,654)	1,105,219	565	197
JPY	(25,068,760)	25,069,283	523	41
SEK	649,110	(648,734)	376	7
Other currencies	(15,045,086)	15,045,512	426	1,411

Total	(50,998,870)	51,101,333	102,463	81,353

(1)	Net position includes amounts covered by the 108 Agreement. See note 19 to the financial statements.

(2)	For more information, see Item 4.B. “Business Overview — Loans — Arrangement with the Norwegian Government”.

     The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged. For further information regarding the Eksportfinans’ balance sheet and off-balance sheet foreign currency items, see note 1(I) to the financial statements.

     Additionally, because Eksportfinans’ financial statements are reported in Norwegian kroner and a majority of our items are denominated in other currencies (predominantly U.S. dollars and euro), the levels of items reflected in our financial statements are subject to fluctuations as a result of changes in the U.S. dollar and euro/krone exchange rates. In particular, a substantial part of Eksportfinans’ net interest income is denominated in U.S. dollars and euro, while we pay taxes, the dividend to shareholders and administrative expenses in Norwegian kroner.

     The Board of Directors has approved this currency risk and at the present time Eksportfinans can have aggregate net positions in foreign currencies equivalent to NOK 180 million (USD 27.0 million). Eksportfinans did not exceed this amount in 2004.

     The potential decrease in fair value of Eksportfinans’ financial instruments that would have resulted from a hypothetical 10% adverse change in foreign currency exchange rates as of December 31, 2004 is NOK 40.0 million (NOK 22.5 million in 2003) in the trading portfolio and NOK 7.2 million (NOK 27.5 million in 2002) in our non-trading portfolios. The total exposure to currency exchange rates was marginally reduced from 2003 to 2004. The composition of the exposure has shifted, and the main exposure to currency exchange rates is now located in the trading portfolios.

     Interest Rate Risk

     Our guidelines with respect to interest rate risk include limits on interest rate exposure for the market-based activities of Eksportfinans.

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

     The table below displays the change in fair values given an increase in interest rates of 1% (100 basis points) on December 31, 2004. The interest rate exposure takes into account that interest rate fixings occur at different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However the interest rate exposure may be overestimated since it does not account for covariance between the selected interest points.

     The interest rate exposure relative to a one percentage point (100 basis points) increase is derived by multiplying the one basis point value by one hundred. The method does not account for possible convexity effects.

Company

(NOK thousands)	1 month	3 months	1 year	5 years	Total

Trading NOK	0	(35)	(830)	4,607	3,742
USD	(51)	97	(56)	(582)	(592)
EUR	1,914	(5,120)	(2,653)	(6,199)	(12,058)
Total	1,863	(5,058)	(3,538)	(2,175)	(8,908)

Company

(NOK thousands)	1 month	3 months	1 year	5 years	Total

Other than trading:
NOK	(10,447)	6,389	(3,737)	(11,083)	(18,878)
USD	(1,605)	2,343	(2,833)	(5,429)	(7,523)
EUR	(671)	1,064	2,097	(2,021)	469
Other currencies	(36)	772	105	1,063	1,904
Total	(12,758)	10,568	(4,367)	(17,470)	(24,027)

     The table does not include the administrative interest rate risk and the interest rate risk related to non-interest earning assets. Administrative interest rate risk is defined as the risk inherent to non-maturing loans, where the Company maintains the right to change the interest rates on these items on a discretionary basis. Administrative interest rate risk arises when changes in market rates are not immediately reflected by changes in interest rate conditions on non-maturing assets. This is due to Eksportfinans’ discretionary fixing of interest rates on these assets. Under the 108 Agreement, currency and interest rate risk are fully covered by the Norwegian Government. Positions under the 108 Agreement are not included.

     The Company maintains a continuous assessment of market conditions in order to decide the level of exposure to interest rate changes. Eksportfinans aims to contain the level of exposure to interest rate changes. The reduction of exposure has increased with a shift in the composition towards the trading portfolios and by a shift towards increasing the maturity of the assets. The ongoing management of financial instruments is in accordance with Eksportfinans’ guidelines for asset and liabilities management and risk management. The management view on risk and return may at any time be reflected in a change in the overall level of exposure and in the shift in exposure from one portfolio to the other.

     The potential change in fair value that would have resulted from a hypothetical 1 per centage point increase in interest rates as of December 31, 2004 is NOK minus 8.9 million (NOK minus 0.4 million in 2003) in the trading portfolio and NOK minus 24.0 million in the non-trading portfolios (NOK minus 23.8 million in 2003). The total interest rate exposure increased from NOK 24.2 million in 2003 to NOK 32.9 million in 2004.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

Item 15. CONTROLS AND PROCEDURES

     Under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date. There have been no changes in our internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to affect materially, our internal controls over financial reporting.

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     As per December 31, 2004, Bodil Hollingsæter acted as the “audit committee financial expert”, independent of management.

Item 16B. CODE OF ETHICS

     Eksportfinans has a code of ethics that applies to Eksportfinans’ principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Eksportfinans has made its code of ethics publicly available on its internet website on www.eksportfinans.no.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit fees consists of the following for the years ended December 31:

(NOK thousands)	2004	2003	2002

Audit fees	3,250	2,768	2,654
Audit-related fees (1)	458	115	156
Tax fees (2)	93	90	151

(1)	Fees related to IFRS-discussions and implementation of General Ledger.

(2)	Fees related to preparation of tax-reporting.

No fees were paid other than those listed above.

     The Board of Directors has developed an “Audit Committee Charter”, a “Policy for Auditor Independence” and an “Audit Committee Audit and Non-Audit Pre-Approval Policy” that concern pre-approval of an independent accountant for the performance of audit and non-audit services. All of the services described above were approved in advance by our Audit Committee.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     The Company did not repurchase any of its equity securities in 2004. Certain of its major shareholders transacted in its securities as described in Item 7.A.

PART III

Item 17. FINANCIAL STATEMENTS

     Not applicable.

Item 18. FINANCIAL STATEMENTS

     The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers DA, independent accountants, are incorporated by reference in this Item 18:

Item 19. EXHIBITS

1.1	Articles of Association (English translation) (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC June 20, 2003)
2.1	Form of Indenture, dated as of February 1, 1996, between the Company and The Bank of New York (formerly United States Trust Company of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 2 to Form F-3 (No. 33-99538) filed with the SEC February 2, 1996)
4.1	Agreement Regarding Interest Equalization and Hedging for Eksportfinans’s Borrowing and Lending Commitments (the 108 Agreement) (English translation of Norwegian-language original)*
7.1	Computation of ratio of earnings to fixed charges
8.1	Significant subsidiaries (incorporated herewith)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a)
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of independent accountants

*	Confidential treatment requested and the redacted material has been separately filed with the Commission.

     The total amount of long-term debt securities of the Company authorized under any other instrument does not exceed 10% of the total assets of the Company. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EKSPORTFINANS ASA
By:	/s/	TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

Dated: March 21, 2005

Report of Independent Registered Public Accounting Firm

Report issued in accordance with the standards of the Public Company Accounting Oversight Board

To the Board of Directors of Eksportfinans ASA

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows present fairly, in all material respects, the consolidated financial position of Eksportfinans ASA at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Norway. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Norway and the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in Norway vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34, as restated, to the consolidated financial statements.

/s/ PricewaterhouseCoopers AS

Oslo, Norway
March 17, 2005

STATEMENTS OF INCOME

	For the year ended December 31,
	(NOK thousands, except per share data)
	2004	2003	2002
Interest and related income
Interest and related income on loans and receivables due from credit institutions	73,828	66,794	98,687
Interest and related income on loans and receivables due from customers	1,507,144	1,346,140	1,402,531
Interest and related income on securities	936,666	844,158	951,980
Other interest and related income	7,620	8,863	9,941

Total	2,525,258	2,265,955	2,463,139

Interest and related expenses

Interest and related expenses on commercial paper and bond debt	(2,068,660)	(1,775,175)	(1,965,961)
Interest and related expenses on subordinated debt	(13,414)	(11,974)	(38,404)
Interest and related expenses on preferred capital securities/capital contribution securities	(17,741)	(20,270)	(35,881)
Other interest and related expenses	(23,048)	(16,265)	(16,576)

Total	(2,122,863)	(1,823,684)	(2,056,822)

NET INTEREST INCOME	402,395	442,271	406,317

Income (losses) on investment in jointly controlled activity	(149)	(236)	(184)

Income (expenses):
Commissions earned and income related to banking services	5,655	16,963	5,134
Commissions paid and expenses related to banking services	(5,353)	(5,724)	(6,121)

Total	302	11,239	(987)

Gains (losses):
Net gains (losses) on securities	49,747	33,263	8,362
Net gains (losses) on foreign currencies	(7,671)	6,415	(3,059)

Total	42,076	39,678	5,303

Other Income (expenses):
Other operating income	4,385	5,038	8,035
Salaries and other administrative expenses	(120,434)	(118,481)	(99,905)
Depreciation	(12,890)	(14,066)	(16,247)
Other operating expenses	(12,471)	(13,702)	(11,831)
Realized loan losses	0	0	0

Total	(141,410)	(141,211)	(119,948)

INCOME BEFORE TAXES	303,214	351,741	290,501

Income taxes	(84,440)	(100,571)	(82,986)

NET INCOME	218,774	251,170	207,515

PER SHARE DATA:
Net income	1,442	1,655	1,367
Dividends	1,297	1,324	547

The accompanying notes are an integral part of these consolidated financial statements.

BALANCE SHEET

	(NOK thousands)
	2004	2003
ASSETS
Cash	5	5

Loans and receivables due from credit institutions	2,443,551	2,558,582

Loans and receivables due from customers	67,252,517	58,223,424

Securities issued by governments and municipalities	660,418	968,519
Securities issued by others	35,675,836	39,381,779

Total securities	36,336,254	40,350,298

Investments in jointly controlled activity	444	592

Intangible assets	22,798	23,548

Fixed assets	121,347	125,812

Other assets	2,780,660	1,671,606

Accrued interest receivable	373,759	356,157
Prepaid pension cost	23,650	28,794

Total prepayments and accrued revenues	397,409	384,951

TOTAL ASSETS	109,354,985	103,338,818

LIABILITIES
Commercial paper debt	4,920,871	15,393,052
Bond debt	99,789,689	84,615,983
Re-acquired debt	(1,123,268)	(1,818,398)

Total borrowings through the issue of securities	103,587,292	98,190,637

Other liabilities	1,399,312	778,525

Accrued interest and other expenses	313,127	276,408

Deferred taxes	26,019	20,142

Subordinated debt	882,915	935,970

Capital contribution securities	582,050	594,800

TOTAL LIABILITIES	106,790,715	100,796,482

SHAREHOLDERS’ EQUITY
Share capital	1,593,532	1,593,532
Share premium reserve	162,462	162,462
Other equity	808,276	786,342

TOTAL SHAREHOLDERS’ EQUITY	2,564,270	2,542,336

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	109,354,985	103,338,818

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENTS OF CASH FLOW

	For the year ended December 31,
	(NOK thousands)
Cash flows from operating activities	2004	2003	2002
Net income	218,774	251,170	207,515

Adjustments to reconcile net income to net cash provided by operating activities:

Unrealized losses (reversal of unrealized gains) on Securities	(25,970)	(10,611)	(8,362)
Depreciation	12,890	14,066	16,247
Income on investment in joint venture	149	236	184
Changes in operating assets and liabilities, excluding effects of acquisition:
Accrued interest receivable	(34,022)	56,244	70,536
Other receivables	(12,798)	4,280	(40,424)
Accrued liabilities	730,566	432,238	(163,481)
Other	7,575	(10,903)	(1,781)

Net cash provided by operating activities	897,164	736,720	80,431

CASH FLOWS FROM INVESTING ACTIVITIES:

Disbursements on loans	(25,268,664)	(18,133,683)	(16,039,774)
Principal collected on loans	14,985,171	9,936,714	10,823,800
(Increase)/decrease in financial investments	(333,525)	(4,590,795)	(18,346,018)
Purchases of fixed assets	(7,983)	(5,043)	(21,161)
Proceeds from sales of fixed assets	309	478	781

Net cash used in investing activities	(10,624,692)	(12,792,329)	(23,582,372)

CASH FLOWS FROM FINANCING ACTIVITIES:

Increase/(decrease) in commercial paper debt	(9,569,524)	(3,886,817)	6,086,818

Proceeds from issuance of bond debt	33,615,470	37,900,913	25,796,307
Principal payments on bond debt	(13,874,192)	(21,773,892)	(9,050,181)
Payments to reacquire subordinated debt	0	0	(731,719)
Net decrease in preferred capital securities/capital contribution securities	0	(72,700)	0
Dividends paid	(200,937)	(83,015)	(124,430)

Net cash provided by financing activities	9,970,817	12,084,489	21,976,795

Effect of exchange rate changes on cash and cash equivalents	(8,604)	5,003	(127,331)

Net increase/(decrease) in cash and cash equivalents	234,685	33,883	(1,652,477)

Cash and cash equivalents at beginning of year	462,324	428,441	2,080,918

Cash and cash equivalents at end of year	697,009	462,324	428,441

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Generally accepted accounting principles in Norway vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States of America would have affected shareholders’ equity as of December 31, 2004 and 2003 and net income as of and for the years ended December 31, 2004, 2003 and 2002 to the extent summarized in note 34 to the financial statements.

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

Part of the Company’s activity is covered by an agreement with the Norwegian government on the basis of Parliamentary Bill No. 108 (1977-78) (the 108 Agreement). The 108 Agreement has been established so exporters of capital goods can be offered financing on terms that are in accordance with the OECD regulations. Interest income and interest expenses are stated in the accounts at the rates agreed under the 108 Agreement. The arrangement for covering the exchange rate risk and the interest rate differential established on the basis of the 108 Agreement requires the debiting or crediting of settlement accounts continuously throughout the year for realized payment differences related to lending and borrowing. Full coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the 108 Agreement. For more details see note 19.

(F)	Loans

The Company reports loans that it has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, at their outstanding principal adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans.

(G)	Revenue recognition

Interest and related income is recognized in the income statement as it accrues. For further disclosure of commissions, premiums and discounts see note 1 (R).

(H)	Non-performing loans

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

(I)	Derivative financial instruments

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

To a smaller extent the Company uses credit default swaps. Credit default swaps that do not hedge the credit exposure of an investment are treated as guarantees issued. See note 1 (R) for information on the accounting principle for guarantees issued and note 35 for information about credit default swaps.

(J)	Fair value

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

(K)	Foreign currencies

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

(L) Fixed assets

Equipment is stated at cost less accumulated depreciation. The Company’s land and office building were revalued in 1987. The revalued amount, net of deferred taxes, was credited to shareholders’ equity. Depreciation of the building since the revaluation in 1987 has been based upon the revalued amount. The Company computes depreciation on a straight-line basis as follows:

Annual percentage
Art and land	0
Building and installations	1.5
Cars	15
Furniture and improvements	10, 14.3 and 20
Office equipment (incl. hardware)	25 and 33

(M)	Securities

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

(N)	Net income per share

Net income per share is based on shares outstanding at year-end. There are no potential dilutive instruments.

(O)	Reverse repurchase (repo) agreements

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

(P)	Issued debt

Debt issued to hedge trading assets is also carried at fair value with changes in fair value recognized in the statement of income. Other issued debt is carried at amortized cost.

(Q)	Reacquired debt

The Company purchases from time to time its own outstanding notes. Reacquired debt under the 108 Agreement is deducted from long-term bond debt at amortized cost. Reacquired debt not covered by the 108 Agreement is deducted from long-term notes at amortized cost. Gains and losses are recorded in the statement of income at the time of reacquisition.

(R)	Treatment of commissions, premiums and discounts on funding and loans

Net non-recurring borrowing costs (premiums/discounts or commissions) are amortized on a straight-line basis over the period of the loan. These amounts are booked to the income statement in the line “Interest and related expenses on commercial paper and bond debt”.

Lending commissions net of costs are accrued on a straight-line basis over the period of the loan to the income statement in the line “Interest and related income on loans and receivables due from customers”.

Commitment fees are deferred until the loan is disbursed. The fee (net of costs) is then amortized over the life of the underlying loan. These amounts are booked to the income statement in the line “Interest and related income and loans and receivables due from customers”.

(S)	Guarantees issued

Fees are accrued on a straight-line basis over the period of the guarantee. The income effect of guarantees issued is included in the line item “Commissions earned and income related to banking services” in the income statement. The Company performs a review of each individual guarantee on a regularly basis to determine whether any evidence of impairment exists.

(T)	Pension accounting

Pension costs are accounted for based upon an actuarial valuation, which allocates the annual cost of pensions in a systematic manner over the expected remaining service period of the employees. The calculated pension cost for the year (gross pension cost less estimated return on plan assets) is included in the statement of income under “salaries and other administrative expenses”.

(U)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and bank deposits with original remaining maturity shorter than three months.

(V)	Taxes

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

The maximum exposure relating to any one counterparty (on and off-balance sheet credit risk) was approximately NOK 973 million and NOK 2,044 million as of December 31, 2004 and December 31, 2003, respectively.

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

3.	COMMISSIONS AND INCOME RELATED TO BANKING SERVICES

The statement of income line item “Commissions and income related to banking services” consists of the following for the years ended December 31:

(NOK thousands)	2004	2003	2002

Guarantee commissions	5,655	16,963	5,134

Total	5,655	16,963	5,134

Guarantee commissions relate to credit default swaps and other guarantees. See note 35.

4.	COMMISSIONS PAID AND EXPENSES RELATED TO BANKING SERVICES

The statement of income line item “Commissions paid and expenses related to banking services” consists of the following for the years ended December 31:

(NOK thousands)	2004	2003	2002

Guarantee commissions	0	(7)	(442)
Fees in connection with banking services	(5,353)	(5,717)	(5,679)

Total	(5,353)	(5,724)	(6,121)

5.	NET GAINS/(LOSSES) ON SECURITIES AND FOREIGN CURRENCIES

The valuation principles for securities and foreign currency positions are described in note 1. The following gains and losses have been recorded in the statements of income for the years ended December 31:

Securities:

(NOK thousands)	2004	2003	2002

Unrealized gains/(losses)	25,587	8,729	(2,877)
Realized gains/(losses)	24,160	24,534	11,239

Net gains/(losses)	49,747	33,263	8,362

Foreign currency:

(NOK thousands)	2004	2003	2002

Unrealized gains/(losses)	(7,628)	7,697	3,352
Realized gains/(losses)	(43)	(1,282)	(6,411)

Net gains/(losses)	(7,671)	6,415	(3,059)

6.	OTHER OPERATING INCOME

The statement of income item line “Other operating income” consists of the following for the years ended December 31:

(NOK thousands)	2004	2003	2002

Rental income	4,221	4,877	7,993
Other income	164	161	42

Total	4,385	5,038	8,035

7.	SALARIES AND OTHER ADMINISTRATIVE EXPENSES

The statement of income line item “Salaries and other administrative expenses” consists of the following for the years ended December 31:

(NOK thousands)	2004	2003	2002

Salaries, pension expenses and social security costs	88,119	84,510	73,236
Administrative expenses	32,315	33,971	26,669

Total	120,434	118,481	99,905

In 1999, Eksportfinans introduced an incentive scheme that includes all employees. The total amount to be distributed is based on a formula relating to achieved return on equity compared to the risk free rate of interest. The amounts are distributed partly in relation to salaries and partly on a discretionary basis.

8.	REMUNERATION

Remuneration consists of the following for the years ended December 31:

(NOK thousands)	2004	2003	2002

Salaries and other remuneration to employees and elected officers, including amounts paid to	61,406	55,634	52,290

Board of Directors	1,125	1,025	975
Committee of Representatives	349	340	329
Control Committee	485	392	392

President:	2,729	2,369	2,496

Salary	1,509	1,464	1,393
Incentive agreement	225	0	300
Pension costs	839	728	606
Other taxable benefits	156	177	197

Audit fees:

Audit fees	3,250	2,768	2,654
Audit-related fees	458	115	156
Tax fees	93	90	151

The President has a severance package covering salary and other remuneration for 18 months in the event that his employment is terminated by the Company. As of December 31, 2004 the President has a mortgage loan from the Company of NOK 1.4 million. The loan has the same terms as other loans to employees. The interest rate is 3.55 percent for NOK 1.2 million and 2.5 percent for NOK 0.2 million. The loan matures upon retirement.

9.	PENSIONS

The Company’s defined benefit retirement plans cover substantially all of our employees. The plans are funded and managed through life insurance companies. Contributions by the Company are normally made annually.

The components of net pension expense are as follows for the years ended December 31:

(NOK thousands)	2004	2003	2002

Service cost	8,364	7,418	7,265
Interest cost on projected benefit obligation	6,580	6,143	5,602
Return on plan assets	(8,452)	(7,805)	(7,412)
Net amortization and deferral	862	1,330	201

Net pension expense	7,354	7,086	5,656

A summary of the funded status of the plans, calculated in accordance with FAS No. 87, is as follows:

	December 31,
(NOK thousands)	2004	2003

Benefit obligation at beginning of year	(127,981)	(102,876)
Change in pension plan	0	0
Service cost	(8,364)	(7,418)
Interest cost	(6,580)	(6,143)
Actuarial gain/(loss)	(208)	(12,336)
Benefits paid	763	792

Benefit obligation at end of year	(142,370)	(127,981)

Fair value of plan assets at beginning of year	129,162	111,876
Actual return on plan assets	8,452	7,285
Employer contribution	2,210	21,924
Actuarial gain/(loss)	1,296	(11,131)
Benefits paid	(763)	(792)

Fair value of plan assets at end of year	140,357	129,162

Excess of plan assets (primarily equities and bonds) over projected benefit obligation	(2,013)	1,181

Unrecognized net transition asset	25,516	27,300
Unrecognized cumulative loss since January 1, 1989	1,795	2,197
Unrecognized prior service cost	(1,648)	(1,884)

Prepaid pension cost, net	23,650	28,794

The calculations are based on the following assumptions for the years ended December 31:

(percent)	2004	2003	2002

Discount rate	5.5	6.0	6.0
Wage increase rate	3.5	4.0	4.0
Pension increase rate	3.0	3.0	3.0
Expected return on plan assets	6.5	7.0	7.0

Plan Assets

The Company’s pension plan asset allocation at December 31, 2004 and 2003, target allocation for 2004, and expected long-term rate of return by asset category are as follows:

		Percentage of Plan		Weighted-
		Assets		Average Expected
	Target Allocation	at December 31		Long-Term Rate
Asset Category	2004	2004	2003	of Return - 2004
Equity securities	10-25%	16%	11%	7.0%
Debt securities	50-70%	69%	70%	5.2%
Real estate	10-15%	12%	11%	6.5%
Other	3-10%	3%	8%	2.0%
TOTAL		100%	100%	4.7%

The maturities of debt securities at December 31, 2004, range from 2 weeks to 28 years with a weighted-average maturity of 4.6 years. Weighted average duration for the debt securities is 3.7 years.

Employer Contributions	Pension Benefits
(NOK thousands)
2002	6,451
2003	27,871
2004	7,426
2005 (expected)	5,690

It is estimated that our employer contribution in 2005 will be NOK 5.7 million.

Benefit Payments

(NOK thousands)	Pension Benefits
2002	792
2003	814
2004	763

Expected benefit payments
2005	786
2006	809
2007	966
2008	1,036
2009	1,211

10.	FIXED ASSETS

The Company owns approximately 68% of the space in an office building in Oslo, Norway, in which its offices have been located since 1980. The Company utilizes approximately 60% of the building space it owns, and leases the remainder of its space to third parties.

The components of fixed assets are as follows for the periods presented:

Fixed assets

(NOK thousand)	Equipment and cars	Buildings and land	Total

Cost:
December 31, 2002	75,562	108,686	184,248
Previous revaluation	0	56,886	56,886
Additions during the year	5,043	0	5,043
Disposals during the year	(1,357)	0	(1,357)

December 31, 2003	79,248	165,572	244,820

Accumulated depreciation:
December 31, 2002	(63,719)	(48,653)	(112,372)
Current year depreciation	(5,136)	(2,380)	(7,516)
Disposals	880	0	880

December 31, 2003	(67,975)	(51,033)	(119,008)

Net book value at December 31, 2003	11,273	114,539	125,812

Cost:
December 31, 2003	75,293	108,686	183,979
Previous revaluation	0	56,886	56,886
Additions during the year	2,874	0	2,874
Disposals during the year	(309)	0	(309)

December 31, 2004	77,858	165,572	243,430

Accumulated depreciation:
December 31, 2003	(65,195)	(51,033)	(116,228)
Current year depreciation	(3,475)	(2,380)	(5,855)
December 31, 2004	(68,670)	(53,413)	(122,083)

Net book value at December 31, 2004	9,188	112,159	121,347

Intangible assets

		Other intangible
(NOK thousand)	Goodwill (*)	assets	Total

Cost:
December 31, 2002	6,680	38,517	45,197

December 31, 2003	6,680	38,517	45,197

Accumulated depreciation:
December 31, 2002	(4,676)	(10,423)	(15,099)
Current year depreciation	(1,336)	(5,214)	(6,550)
December 31, 2003	(6,012)	(15,637)	(21,649)

Net book value at December 31, 2003	668	22,880	23,548

Cost:
December 31, 2003	6,680	42,472	49,152
Additions during the year	0	5,109	5,109

December 31, 2004	6,680	47,581	54,261

Accumulated depreciation:
December 31, 2003	(6,012)	(18,416)	(24,428)
Current year depreciation	(668)	(6,367)	(7,035)
December 31, 2004	(6,680)	(24,783)	(31,463)

Net book value at December 31, 2004	0	22,798	22,798

(*)	Goodwill was acquired in connection with the acquisition of Kommunekreditt. Goodwill is amortized over 5 years in equal monthly amounts.

Fixed assets and intangible assets are depreciated on a straight-line basis. See description in note 1.

11.	OTHER EXPENSES

The statements of income line item “Other expenses” consist of the following for the years ended December 31:

(NOK thousands)	2004	2003	2002

Building maintenance	4,515	5,285	5,910
Other expenses (*)	7,956	8,417	5,921

Total	12,471	13,702	11,831

(*)	Other expenses consist of consulting services, audit fees and legal services.

12.	NON-PERFORMING LOANS

The Company has to date experienced no loan losses and has collected the full principal amount and interest due on all loans extended by it either from the original borrowers or through the related guarantees, credits insurance or other credit support for such loans. Accordingly, the Company does not place these non-performing loans on non-accrual status.

The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	As of December 31,
(NOK thousands)	2004		2003	2002	2001		2000

Non-performing loans (interest and principal) of more than 90 days	6,661		2,986	4,353	13,037		773

Expected to be collected from guarantor (1)	5,415	(3)	2,607	4,353	12,997	(4)	380

Expected to be collected from the borrower	1,246	(2)	379	0	40		393

(1)	All loans expected to be collected from guarantor are to foreign counterparties.
(2)	78% of loans expected to be collected from the borrower are to foreign counterparties.
(3)	The December 31, 2004 amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. See Note 1 (H).
(4)	The increase in 2001 was mainly due to delayed payment from one of the Company’s borrowers.

All such amounts delinquent in past years have been collected.

The accounting and loan security principles are described in note 1.

13.	TAXES

The following is a reconciliation of the difference between income before taxes and taxable income for the years ended December 31:

(NOK thousands)	2004	2003	2002

Income before taxes	303,214	351,741	290,501
Permanent differences	2,934	5,348	5,883
Change in temporary differences	(20,990)	(12,954)	3,290

Taxable income	285,158	344,135	299,674

Current taxes (28% of taxable income)	79,844	96,355	83,892

Withholding taxes paid	0	7	59
Change in last year’s tax provision	(1,281)	582	(44)
Change in deferred taxes	5,877	3,627	(921)

Total income taxes reported in statement of income	84,440	100,571	82,986

The statutory tax rate for Norwegian limited companies is 28%. The effective income tax rate was 27.9%, 28.6% and 28.6% for the years ended December 31, 2004, 2003 and 2002, respectively. The effective income tax rate is calculated as taxable income divided by income before taxes. The difference between the statutory and effective tax rates for the periods presented are primarily attributable to different tax rates being applied on certain transactions in foreign tax jurisdictions.

Deferred income taxes are calculated on the basis of temporary differences that exist between accounting and tax values at the balance sheet date. A specification of these temporary differences is presented below along with calculations of the deferred income taxes at year-end:

	December 31,
(NOK thousands)	2004	2003

Revaluation of fixed assets	43,858	44,678
Unrealized writedown on investments	34,206	5,373
Depreciation	1,134	3,251
Employee retirement plan	13,097	17,685
Other temporary differences	633	950

Net increase in temporary difference	92,928	71,937

Deferred income tax liability at 28%	26,019	20,142

The Company’s increasing and reducing temporary differences, which are reversed, or can be reversed, in the same period, have been offset against each other.

14.	LOANS AND RECEIVABLES DUE FROM CREDIT INSTITUTIONS

The balance sheet line item “Loans and receivables due from credit institutions” consists of the following:

	December 31,
(NOK thousands)	2004	2003

Bank deposits	1,081,124	1,271,428
Reverse repos with credit institutions	603,860	333,750
Other loans (also included in note 15)	758,567	953,404

Total	2,443,551	2,558,582

At December 31, 2004 and 2003, bank deposits included compensating balances of NOK 7.3 million and NOK 7.2 million, respectively, for employee “tax” withholding.

At December 31, 2004 and 2003, the fair value of collateral accepted by the Company that can be sold or repledged was NOK 603.9 million and NOK 334.5 million, respectively. Such collateral is obtained under reverse repo agreements. None of this collateral has been sold or repledged at year-end.

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

Total loans

	December 31,
(NOK thousands)	2004	2003

Loans due from credit institutions	758,567	953,404
Loans due from customers	67,252,517	58,223,424

Total	68,011,084	59,176,828

Loans by commercial and government-supported loans

	December 31,
(NOK thousands)	2004	2003

Commercial loans	64,136,337	54,945,170
Government-supported loans	3,874,747	4,231,658

Total	68,011,084	59,176,828

Loans by category

	December 31,
(NOK thousands)	2004	2003

Capital goods	5,721,842	6,073,341
Ships	6,871,843	8,821,059
Export-related and international activities (1)	10,183,851	7,559,392
G-24 (2)	15,097	16,688
Loans to Norwegian municipalities	45,218,451	36,706,348

Total	68,011,084	59,176,828

(1)	“Export-related and international activities” consists of loans to the categories disclosed in the table below:

	December 31,
(NOK thousands)	2004	2003

Oil and gas	504,076	446,965
Pulp and paper	4,119,250	1,392,949
Engineering and construction	444,376	460,662
Aluminum, chemicals and minerals	289,815	531,195
Pharmaceuticals	0	90,220
Aviation and shipping	150,970	1,403,419
Hydro electric power	175,000	753,720
Real estate management	4,185,195	2,331,314
Other categories	315,169	148,948

Total	10,183,851	7,559,392

(2)	G-24 loans are balance of payments loans to certain countries in Eastern Europe, a loan scheme administered by Eksportfinans on behalf of the Norwegian government in accordance with the articles of association of Eksportfinans, which authorizes financing “approved or requested by Norwegian authorities”.

Under the Company’s Articles of Association, the majority of all loans are required to be supported by or extended with guarantees or other sources of credit support.

Loans classified by type of credit exposure

	December 31,
(NOK thousands and per cent)	2004		2003

Government guarantees	6,424,602	9.5%	6,884,760	11.7%
Loans to and guarantees from Norwegian authorities	45,218,451	66.5%	36,706,349	62.0%

Public sector borrowers/guarantors	51,643,053	76.0%	43,591,109	73.7%
Norwegian bank guarantees	12,879,966	18.9%	13,679,094	23.1%
Foreign bank guarantees	3,487,160	5.1%	1,905,306	3.2%
Collateral	905	0.0%	1,319	0.0%

Total	68,011,084	100.0%	59,176,828	100.0%

As of December 31, 2004:

Guarantees issued by the Norwegian government and its agencies supported 9.4% of total loans, and no loan to a single customer guaranteed by the Norwegian government or its agencies exceeded 1.0% of total loans. Guarantees issued by the two Norwegian banks, which own approximately 67.3% of the Company’s share capital as of December 31, 2004, supported 16.6% of total loans. Guarantees issued by DnB NOR ASA supported 16.1% of total loans, and no loan to a single customer guaranteed by DnB NOR ASA exceeded 2.6% of total loans. Guarantees issued by Nordea Bank Norge ASA supported 0.5% of total loans, and no loan to a single customer guaranteed by Nordea Bank Norge ASA exceeded 0.3% of total loans.

Geographic distribution by Borrower’s country

	December 31,
(NOK thousands)	2004	2003

Norway	60,905,679	51,896,568

Other countries:
Industrialized	3,303,291	2,351,714
Developing	3,802,114	4,928,546

Total	68,011,084	59,176,828

Loans by currency

	December 31,
	2004		2003
(Amounts in thousands)	Currency	NOK	Currency	NOK

NOK	50,713,223	50,713,223	41,169,293	41,169,293
USD	1,731,241	10,454,271	2,153,488	14,374,530
EURO	654,015	5,388,103	353,906	2,980,775
SEK	1,376,592	1,257,104	329,939	306,084
GBP	7,517	87,509	17,953	213,573
CAD	13,401	67,330	14,682	75,801
JPY	417,133	24,553	487,011	30,389
DKK	13,855	15,344	19,648	22,230
CHF	683	3,647	769	4,153

Total		68,011,084		59,176,828

Loans maturing in each of the five years subsequent to December 31, 2004 and thereafter are as follows (NOK millions):

2005	4,976.7
2006	5,371.5
2007	4,456.5
2008	3,469.7
2009	2,614.2
Thereafter	47,122.5

Total	68,011.1

16.	SECURITIES

	December 31,
(NOK thousands)	2004			2003

	Book value	Fair value	Acquisition cost	Book value	Fair value	Acquisition cost

Trading securities	13,618,103	13,618,103	14,260,694	15,652,150	15,652,150	15,897,274
Securities available for sale	22,415,584	22,764,755	22,425,882	23,851,610	24,081,132	23,855,014
Securities held to maturity	302,567	403,732	312,368	846,538	991,054	860,837

Total	36,336,254	36,786,590	36,998,944	40,350,298	40,724,336	40,613,125

The valuation principles are described in note 1.

	December 31,
(NOK thousands)	2004			2003

		Securities	Securities held		Securities	Securities held
Book value	Trading portfolio	available for sale	to maturity	Trading portfolio	available for sale	to maturity

NOK	0	6,366,610	101,908	0	4,618,743	632,410
USD	1,984,601	4,421,675	108,695	1,783,298	6,788,802	120,150
EUR	11,633,502	10,491,507	0	13,868,852	10,826,826	0
Other	0	1,135,792	91,964	0	1,617,239	93,978

Total	13,618,103	22,415,584	302,567	15,652,150	23,851,610	846,538

Listed securities	13,618,103	18,915,539	191,901	15,652,150	20,331,993	720,490

The specific risk categories of the securities portfolio, using capital adequacy regulations, is as follows:

	December 31,
(NOK thousands)	2004	2003

Counterparty risk category:
Government (0% risk weight)	543,995	1,112,034
Norwegian state enterprises (10% risk weight)	25,036	25,085
Financial institutions and other companies (20% risk weight)	35,767,223	39,004,801
Other companies (100% risk weight)	0	208,378

Total	36,336,254	40,350,298

As of December 31, 2004, total securities includes NOK 0 million (NOK 119 million in 2003) relating to subordinated debt issued by financial institutions.

Securities classified as available for sale consist of the following:

	December 31,
	2004				2003

		Gross	Gross			Gross	Gross
	Carrying	unrealized	unrealized	Fair	Carrying	unrealized	unrealized	Fair
(NOK millions)	amount	gains	losses	value	amount	gains	losses	value

Government (0% risk weight)	267	8	0	275	290	11	2	299
Financial institutions and other 20% weighted companies	22,149	346	5	22,490	23,354	236	25	23,565
Other companies (100% risk weight)	0	0	0	0	208	9	0	217

Total	22,416	354	5	22,765	23,852	256	27	24,081

During 2004 the Company sold NOK 2,899 million (nominal value) of bonds classified as available for sale. Gross realized gains and losses on these sales amounted to NOK 8.7 million and NOK 2.3 million, respectively. During 2003 the Company sold NOK 3,453 million (nominal value) of securities classified as available for sale. Gross gains and losses on these sales amounted to NOK 7.9 million and NOK 0.7 million, respectively. We use the weighted average cost method to determine the cost of securities sold.

Securities classified as available for sale have the following remaining maturity at December 31, 2004:

(NOK millions)	December 31, 2004

	Carrying amount	Fair value

Within 1 year	3,558	3,581
After 1 year through 5 years	15,883	16,099
After 5 years through 10 years	2,975	3,085

Total	22,416	22,765

Securities classified as held to maturity consist of the following:

	December 31,
	2004				2003

		Gross	Gross			Gross	Gross
	Carrying	unrealized	unrealized	Fair	Carrying	unrealized	unrealized	Fair
(NOK millions)	amount	gains	losses	value	amount	gains	losses	value

Government securities	278	100	0	378	822	142	0	964
Norwegian state enterprises	25	1	0	26	25	2	0	27

Total	303	101	0	404	847	144	0	991

Securities classified as held to maturity have the following remaining maturity at December 31, 2004:

(NOK millions)	December 31, 2004

	Carrying amount	Fair value

Within 1 year	27	28
After 1 year through 5 years	75	81
After 5 years through 10 years	92	127
After 10 years	109	168

Total	303	404

Movements in securities classified as held to maturity are as follows at December 31, 2004:

	December 31,
(NOK thousands)	2004	2003

Opening balance	846,538	840,904
Net additions/(disposals)(*)	(552,387)	(3,553)
Premiums/discounts	8,416	9,187

Closing balance	302,567	846,538

(*)	There have been no disposals from this portfolio. The amount is due to matured securities.

At December 31, 2004 the carrying amount of securities classified as held to maturity of NOK 302.6 million was NOK 0.1 million lower (due to discounts) than the nominal value NOK 302,5 million.

The average annualized return on investments in securities was 2.3% in 2004. The calculation has been made by viewing total income in proportion to average volume for the year. There are no material interest rate differences for the various categories.

17.	INVESTMENTS IN JOINTLY CONTROLLED ACTIVITY

Eksportfinans’s wholly owned subsidiary Kommunekreditt has an ownership share in the company KommuneKonsult AS. The ownership of 50% (jointly controlled activity) is booked in the company accounts of Kommunekreditt according to the equity method.

KommuneKonsult AS, Beddingen 8, Trondheim

Company share capital (NOK)	Number of shares	Ownership percentage	Voting percentage

2,000,000	2,000	50	50

(NOK thousands)

Acquisition cost (May 14, 2002)	1,013
Share of equity at the time of acquisition	1,013

Value of the investment in the accounts of the company:

(NOK thousands)

Balance sheet value at December 31, 2003	593
+ share of net income	(149)

Balance sheet value at December 31, 2004	444

18.	INVESTMENTS IN GROUP COMPANIES

Kommunekreditt Norge AS, Beddingen 8, Trondheim

Company share capital (NOK)	Number of shares	Ownership percentage

400,000,000	4,000,000	100

(NOK thousands)

Share of equity at the time of acquisition (June 22, 1999)	111,323
+ Goodwill	6,680

Acquisition cost	118,003

Value of the investment in the accounts of Eksportfinans:

(NOK thousands)

Balance sheet value at December 31, 2003	477,342
+ Share of net income	40,387
– Amortization of goodwill	668

Balance sheet value at December 31, 2004	517,061

19.	OTHER ASSETS

The balance sheet line item “Other assets” consists of the following:

	December 31,
(NOK thousands)	2004	2003

Exchange rate adjustments of derivatives (ref. note 1 (J))	2,565,837	1,466,753
Settlement account 108, 2002	0	38,767
Settlement account 108, 2003	35,437	35,437
Settlement account 108, 2004	31,191	0
Unrealized exchange rate differences for the 108 settlement account	47,956	34,527
Loans to employees (primarily mortgage loans)	79,403	75,776
Others	20,836	20,346

Total	2,780,660	1,671,606

The arrangement for covering the exchange rate risk and interest rate differential established on the basis of the 108 Agreement entails that settlement accounts are debited or credited continuously throughout the year for realized payment differences related to lending and borrowing. The balances for the 108 settlement account as of December 31, 2004 and 2003 amounted to NOK 31.2 million and NOK 35.4 million, which are due for payment in 2006 and 2005, respectively.

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

The arrangement also establishes reference rates (interest and foreign exchange) with respect to the Company’s bank deposits in foreign currencies. Monetary effects of differences between the reference rates and the actual rates are recorded in a Settlement Account maintained by the Company. Any annual deficit in the Settlement Account at year-end excess of the amount to be covered by the Company is contributed by the Government. A surplus balance in the Settlement Account at year-end is distributed between the Government and the Company on the same basis as our respective contributions in the years that the Settlement Account showed a deficit.

As of December 31, 2004, the Company had NOK 79 million in loans outstanding to employees (primarily mortgage loans), which, in accordance with the generally accepted practice of financial institutions in Norway, bear interest at rates below those prevailing in the market. The interest subsidy on loans to employees amounted to NOK 0.1 million in 2004 (NOK 1.1 million in 2003).

20.	COMMERCIAL PAPER DEBT

Short-term debt consists of commercial paper issued in the United States and European market. The following is a summary of amounts outstanding as of December 31:

(NOK millions)	2004	2003

Carrying amount	4,921	15,393
Latest maturity dates	June 16, 2005	December 14, 2004

The average annualized interest rate for commercial paper debt in 2004 was 1.29%. The calculation has been made by viewing total costs in proportion to average volume for the year.

21.	BOND DEBT

The following is a summary of bond senior debt outstanding at December 31, 2004 and 2003. The issues are grouped by interest rate level and possible interest rate structure with the maturity range specified. Please note that debt in the European Monetary Union currencies is grouped under European euro (“EUR”). Footnotes are utilized to explain special structures.

		December 31,
		2004	2004	2003
		Local currency	NOK	NOK
Face amount		in thousands	thousands	thousands

Norwegian Kroner (“NOK”) debt:
Fixed rate issues due 2005 - 2013	NOK	3,845,000	3,845,000	4,745,000
Floating rate issues due 2008	NOK	550,000	550,000	700,000
Structured issues due 2005 – 2010 (1)	NOK	1,514,932	1,514,932	1,878,700

Foreign currency debt:

U.S. Dollar (“USD”) debt:
Fixed rate issues due 2005 - 2012	USD	3,655,000	22,071,083	11,047,125
Floating rate issues due 2013	USD	78,144	471,880	1,201,500
Structured issues due 2005 – 2022 (1)	USD	1,971,063	11,902,461	6,785,370
Australian Dollar (“AUD”) debt:
Fixed rate issues due 2007	AUD	100,000	470,530	566,548
Swiss Franc (“CHF”) debt:
Fixed rate issues due 2005 - 2013	CHF	1,950,000	10,408,905	9,185,950
Pound Sterling (“GBP”) debt:
Fixed rate issues due 2009	GBP	100,000	1,164,100	1,195,033
Japanese Yen (“JPY”) debt:
Fixed rate issues due 2005 – 2010	JPY	79,000,000	4,650,019	5,104,156
Structured issues due 2005 – 2022 (1)	JPY	355,017,226	20,896,669	21,169,637
Euro (“EUR”) debt:
Fixed rate issues due 2006 – 2016	EUR	1,102,172	9,080,244	9,283,044
Structured issues due 2005 – 2012 (1)	EUR	338,458	2,788,390	1,896,637
Swedish Kroner (“SEK”) debt:
Fixed rate issues due 2005 – 2007	SEK	850,000	776,220	2,180,095
Danish Kroner (“DKK”) debt:
Structured issues due 2005 – 2008 (1)	DKK	1,077,070	1,192,855	1,103,032
Hong Kong Dollar (“HKD”) debt:
Fixed rate issues due 2005 – 2019	HKD	1,704,641	1,323,824	984,196
Floating rate issues due 2011	HKD	87,870	68,240	236,445
New Zealand Dollar (“NZD”) debt:
Fixed rate issues due 2006 – 2009	NZD	200,000	868,180	437,990
Canadian Dollar (“CAD”) debt:
Fixed rate issues due 2007 – 2008	CAD	994,000	4,994,254	5,131,724
Singapore Dollar (“SGD”) debt:
Fixed rate issues due 2007	SGD	85,000	314,373	0
South African Rand (“ZAR”) debt:
Fixed rate issues due 2005	ZAR	300,000	321,600	300,810
Czech Republic (“CZK”) debt:
Structured issues due 2010 (1)	CZK	500,000	135,540	129,100

Deferred premiums/discounts or commissions			(19,610)	(646,109)
Re-acquired debt at nominal value			(1,123,268)	(1,818,398)
Deferred gains and losses on re-acquired debt			0	0

Total bond notes issued			98,666,421	82,797,585

(1)	Structured issues is defined as financial instruments that contains a derivate instrument that is embedded in the debt instrument. Structured debt instruments can be a non-callable as well as single- or multi-callable; in form of fixed rate, floating rate, combination of fixed and floating rate, dual- or multi-currency; reversed- or power reversed dual currency, FX-linked, index linked, fund-linked, range accrual note, CMS linked, commodity linked, credit linked, equity linked, or a combination.

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

Bond debt subordinated debt and preferred capital securities maturities, after deducting the carrying amount of repurchased debt securities held as treasury notes, for each of the five years subsequent to December 31, 2004 and thereafter were as follows on December 31, 2004 (NOK millions):

2005	30,016.0
2006	11,472.4
2007	14,787.5
2008	17,827.1
2009	13,023.0
Thereafter	13,005.4

Total	100,131.4

22.	OTHER LIABILITIES

	December 31,
(NOK thousands)	2004	2003

Exchange rate differences on derivatives (note 1)	0	0
Other short-term liabilities	1,319,468	682,169
Taxes payable	79,844	96,356

Total	1,399,312	778,525

Cash collateral related to collateral agreements with our swap-counterparties and allocated dividends of NOK 196.8 million and NOK 200.9 million are included in other short-term liabilities at December 31, 2004 and 2003, respectively.

23.	ACCRUED INTEREST AND OTHER EXPENSES

	December 31,
(NOK thousands)	2004	2003

Accrued interest payable	302,423	264,376
Social security costs and salaries	10,704	12,032

Total	313,127	276,408

24.	SUBORDINATED DEBT

	December 31,
(NOK thousands)	2004	2003

Subordinated debt in JPY	882,915	935,970

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

26.	SHAREHOLDERS’ EQUITY

A summary of changes in shareholders’ equity for the two years ended December 31, 2004, is as follows:

			Share		Reserve for
	Number	Share	premium	Other	valuation
(NOK thousands)	of shares	capital	reserve	equity	variances	Total

Balance at Dec 31, 2002 (restated)	151,765	1,593,532	162,462	711,609	24,500	2,492,103
Allocations of net income	0	0	0	213,682	37,488	251,170
Cash dividend proposed	0	0	0	(200,937)	0	(200,937)

Balance at Dec 31, 2003	151,765	1,593,532	162,462	724,354	61,988	2,542,336

Allocations of net income	0	0	0	179,055	39,719	218,774
Cash dividend proposed	0	0	0	(196,840)	0	(196,840)

Balance at Dec 31, 2004	151,765	1,593,532	162,462	706,569	101,707	2,564,270

The nominal value of each share was NOK 10,500 as of December 31, 2004, 2003 and 2002.

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

As of December 31, 2004, Eksportfinans had share capital of NOK 1,593.5 million divided into 151,765 shares with nominal value of NOK 10,500 per share.

		Ownership
Shareholders	Number of shares	percentage

DnB NOR Bank ASA	66,969	44.13
Nordea Bank Norge ASA	35,220	23.21
The Norwegian State represented by the Ministry of Trade and Industry	22,765	15.00
Fokus Bank ASA	12,276	8.09
Sparebanken Hedmark	2,012	1.33
Sparebanken Møre	2,012	1.33
Sparebanken Sør	2,011	1.32
Sparebanken Sogn og Fjordane	2,000	1.31
Sparebanken Vest	1,517	1.00
Sparebanken Øst	1,085	0.71
Romsdals Fellesbank ASA	1,068	0.70
Voss Veksel- og Landmandsbank ASA	604	0.40
Fana Sparebank	542	0.36
Handelsbanken	324	0.21
Sparebanken Pluss	304	0.20
Sparebanken Rana	217	0.14
Sparebanken Volda Ørsta	170	0.11
Ringerike Sparebank	135	0.09
Modum Sparebank	108	0.07
Vestfold Sparebank	108	0.07
Others	318	0.22

Total	151,765	100.00

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

Under the 108 agreement, the Norwegian Government guarantees Eksportfinans a fixed profit margin between revenues on loans and costs on borrowings covered by the agreement. This is achieved by fixing reference rate on all borrowing and lending covered by the agreement. See discussion under Item 4.B. “Business Overview — Loans — Arrangement with the Norwegian Government”.

The Company from time to time enters into agreements to acquire loans (the Purchased Loans) from shareholders and other banks (the Selling Banks). The Company places an initial deposit (the Deposit) with the Selling Bank, which is used as consideration for these purchases. Each Purchased Loan is supported by a guarantee provided by the Selling Bank. In consideration for the guarantee the Company pays the Selling Bank for the guarantee during the life of the Purchased Loans by way of settlements under a swap transaction, under which the difference between the interest received on the Purchased Loans and the interest receivable from the Selling Bank with respect to the Deposit amount is paid to the Selling Bank. The net effect of these transactions is that the Company receives a specified, individually negotiated return on the Deposit. In 2004, 2003 and 2002 the Company acquired loans amounting to NOK 6,581 million, NOK 4,456 million and NOK 5,601 million, respectively.

In addition, in the normal course of business, the Company deposits funds and engages in other transactions with its shareholder banks on normal commercial terms, which the Company believes are non-preferential. As of December 31, 2004, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 2,030 million. These transactions were recorded on market terms. In connection with the Company’s lending activity, guarantees have been provided by the shareholders in an amount of NOK 11,302 million. The borrower and guarantor agree and settle the guarantee commission for loans of this kind between themselves. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 963 million, the company has recourse to owners with full payment indemnification.

Management believes transactions with related parties are under terms similar to those that would be arranged with unrelated parties.

A shareholder agreement exists between the major shareholders, and some of the minor, whereby they have given each other the first right to acquire any shares the others may sell in Eksportfinans.

As of December 31, 2004 three loans, totaling NOK 654 million, were outstanding from Eksportfinans to companies in which Eksportfinans’s board members, members of the control committee or chairman of the council of representatives are board members. As of December 31, 2004, loans totaling NOK 589 million, were outstanding to three Norwegian municipalities in which Kommunekreditt’s board members, members of the control committee or chairman of the council of representatives are board members. Bank deposits are not defined as loans.

As of December 31, 2004, the Company had NOK 79 million in loans outstanding to employees (primarily mortgage loans, see note 19), which, in accordance with the generally accepted practice of financial institutions in Norway, bear interest at rates below those prevailing in the market. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.

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

Estimated fair values differ from book values for each balance sheet item, primarily as a result of a change in the level of interest rates after these transactions were entered into. Estimated fair values vary from year to year due to interest rate movements, other market conditions and new transactions. The estimated net fair value of financial instruments exceeded book value by NOK 197 million at December 31, 2004 (NOK 256 million at December 31, 2003).

It is a company policy to cover risk elements, such as interest exposure. Thus, the difference between book values and estimated fair values on some items will primarily be offset by related differences with opposite signs on other items.

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

The following describes the methods and assumptions used by the Company in estimating the fair values:

The fair value of bank call deposits is based on nominal value. Where available, quoted market prices are used to estimate the fair value of bank term deposits, securities, reverse repos, loans and commercial paper and bond debt. Where quoted market prices are not available, fair values have been estimated by discounting future cash flows. Different yield curves are used in the calculation depending on instrument characteristics and credit quality. The fair values of financial instruments that have embedded derivatives include the fair value of the embedded derivative.

The fair value of derivatives is calculated by using internal models or by external dealers. The amount for derivatives is shown net after deducting agreements with a negative fair value from agreements with a positive fair value. Agreements with a positive fair value (asset position) totaled NOK 7,464 million (NOK 5,936 million in 2003), while agreements with a negative fair value (debt position) totaled NOK 5,437 million (NOK 5,578 million in 2003).

The fair value of outstanding loan commitments is estimated to be zero, because the interest rate for new loans is set two days prior to disbursement or, in the case of loans with a government interest rate subsidy under the 108 Agreement, with no economic risk for the Company.

Estimated fair values of financial instruments compared with carrying amounts as of December 31, 2004 and 2003

	December 31,
(NOK millions)	2004			2003

			Net of			Net of
			carrying			carrying
	Carrying	Fair	amount and	Carrying	Fair	amount and
	amount*	value	fair value	amount(*)	value	fair value

Assets:
Bank deposits	1,085	1,087	2	1,277	1,280	3
Investments in securities	36,589	37,036	447	40,609	40,982	373
Loans	68,976	70,081	1,105	59,974	61,422	1,448

Total	106,650	108,204	1,554	101,860	103,684	1,824

Liabilities:
Commercial paper debt	(4,966)	(4,958)	8	(15,600)	(15,505)	95
Bond debt	(101,354)	(101,460)	(106)	(85,436)	(85,313)	123

Total	(106,320)	(106,418)	(98)	(101,036)	(100,818)	218

Derivatives	3,286	2,027	(1,259)	2,144	358	(1,786)

Total	0	0	197	0	0	256

(*)	Carrying amounts include interest receivable and payable.

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

	December 31,
(NOK million)	2004		2003

	Nominal		Nominal
Derivatives	amount	Fair value	amount	Fair value

Trading portfolio:
Interest rate	3,348	0	—	—

Other than trading portfolio:
Interest rate	115,602	598	118,539	352
Currency rate	69,892	(1,083)	71,504	(1,254)
Interest and currency rate	46,742	2,370	46,935	1,212
Equity	1,333	67	1,249	(30)
Other financial derivatives	1,049	75	496	78

Total	237,966	2,027	238,723	358

The nominal amount is defined as the principal amount of the agreement at year-end. The overview does not include derivatives embedded in other financial instruments. The fair value of these items is included in the fair value of the host instrument in note 29.

Interest rate derivatives cover:

•	Interest rate swaps — agreements to swap the nominal interest rates payable within a certain period.

•	FRAs — agreements that fix the rate of interest to a nominal amount for a future period.

•	Agreements that set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.

Currency rate derivatives cover:

•	Forward purchases/sales agreements — agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.

•	Short-term currency swap agreements (FX swaps) — agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.

Combined interest and foreign currency rate derivatives cover:

•	Interest and foreign currency swaps — long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.

•	Interest and foreign currency swaps combined with other interest and foreign currency derivatives include the following:

—	Agreements that set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.

—	Foreign currency options — agreements that offer the right, but no obligation, to sell or buy a certain nominal amount at a pre-determined rate.

—	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.

—	Call or put options — agreements that provide the right to cancel the agreement before its maturity date, or to extend the agreement.

Equity derivatives cover:

•	Interest and foreign currency swaps combined with agreements that relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed-upon level.

•	Interest and foreign currency swaps combined with stock options — agreements that offer the right, but no obligation, to sell or purchase a defined number of shares at a pre-determined agreed-upon price.

Other financial derivatives cover:

•	Interest and foreign currency swaps combined with agreements that provide the option to receive physical securities (such as U.S. Treasury bonds) in exchange for the nominal amount of the agreement.

•	Credit linked swaps — interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in the form of one or several bonds.

•	Commodity derivatives — interest and foreign currency swaps combined with agreements which relate to the future price level of a commodity or commodity index in relation to a pre-determined agreed price.

Derivative agreements are entered into in order to hedge specific balance sheet items and therefore generally cannot be terminated without the Company becoming subject to offsetting interest rate and foreign currency exposure in relation to the hedged balance sheet items.

All of the off-balance sheet financial derivatives are with governments or financial institutions in OECD countries. As of December 31, 2004, the maximum credit exposure on off-balance sheet financial derivatives relating to any one counterparty was approximately NOK 722 million (NOK 486 million in 2003).

31.	FOREIGN CURRENCY POSITIONS

As of December 31, 2004, the Company’s exposure to currencies other than the Norwegian kroner reflected on the face of our balance sheet, and relating to off-balance sheet derivatives were as follows:

				Amount of
				net position
	Balance sheet			covered by
	assets and			108 Agreement
(NOK thousands)	(liabilities)	Derivatives	Net position(*)	items(*)

USD	(19,879,348)	19,965,011	85,663	69,249
EUR	14,398,314	(14,385,360)	12,954	8,583
CAD	(4,948,446)	4,950,402	1,956	1,865
DKK	(1,104,654)	1,105,219	565	197
JPY	(25,068,760)	25,069,283	523	41
SEK	649,110	(648,734)	376	7
Other Currencies	(15,045,086)	15,045,512	426	1,411

Total	(50,998,870)	51,101,333	102,463	81,353

(*)	Part of the Company’s exposure to foreign currency through its lending, funding and liquidity activities is covered by the 108 Agreement.” Net position” include amounts covered by the 108-agreement. See Note 19 Other assets.

For further information regarding the Company’s balance sheet and off-balance sheet exposure to foreign currency, see note 1(J) to the financial statements.

32.	BALANCE SHEET MATURITIES

The main items on the balance sheets, categorized by remaining maturity dates, are presented below:

		From 1 month	From 3 months	From 1 year
	Up to and	up to and	up to and	up to and
	including	including	including	including	Over	No fixed
(NOK million)	1 month	3 months	1 year	5 years	5 years	maturity	Total

ASSETS
Loans and receivable due from credit institutions
NOK	350		56	60	13		479
Foreign currency	169	819	81	688	207		1,964
Loans and receivables due from customers
NOK	162	747	2,178	9,730	37,762		50,579
Foreign currency	183	344	1,614	7,620	6,912		16,673
Securities
NOK	151	27	301	4,975	1,045		6,499
Foreign currency	1,037	601	2,891	17,983	7,326		29,838
Derivatives
NOK	(27,153)	(17,441)	(169)	(2,851)	(785)		(48,399)
Foreign currency	26,485	17,156	262	4,820	2,242		50,965
Other assets
NOK	53	34	149	113	84	121	554
Foreign currency	15	50	138				203

Total assets	1,452	2,337	7,501	43,138	54,806	121	109,355
NOK	(26,437)	(16,633)	2,515	12,027	38,119	121	9,712
Foreign currency	27,889	18,970	4,986	31,111	16,687	0	99,643

LIABILITIES AND EQUITY
Commercial paper and bond debt
NOK	1,000	996	552	2,387	2,020		6,955
Foreign currency	2,482	6,899	23,126	55,067	10,181		97,755
Reacquired debt				(120)			(120)
NOK Foreign currency			(134)	(209)	(660)		(1,003)
Other liabilities	216	56	118	26			416
NOK Foreign currency	1,112	36	160	15			1,323
Subordinated debt
Foreign currency					883		883
Capital contribution securities
Foreign currency						582	582
Equity
NOK						2,564	2,564

Total liabilities and equity	4,810	7,987	23,822	57,166	12,424	3,146	109,355
NOK	1,216	1,052	670	2,293	2,020	2,564	9,815
Foreign currency	3,594	6,935	23,152	54,873	10,404	582	99,540

Liquidity coverage on balance sheet items	(3,358)	(5,650)	(16,321)	(14,028)	42,382	(3,025)	0
NOK	(27,653)	(17,685)	1,845	9,734	36,099	(2,443)	(103)
Foreign currency	24,295	12,035	(18,166)	(23,762)	6,283	(582)	103

Total liquidity coverage on balance sheet items	(3,358)	(9,008)	(25,329)	(39,357)	(3,025)	0	0

The line item Commercial paper and bond debt include single- and multi-callable issues. These issues have been categorized by expected maturity dates in the table above. In the table below these issues have been categorized by the first possible call-date:

		From 1 month	From 3 months	From 1 year
	Up to and	up to and	up to and	up to and
	including	including	including	including	Over	No fixed
(NOK million)	1 month	3 months	1 year	5 years	5 years	maturity	Total

Commercial paper debt and bond debt Foreign currency	2,354	3,196	12,102	58,701	21,402	0	97,755

33.	INTEREST RATE ADJUSTMENTS

The agreed period of time to interest rate adjustments is based on book value. The figures include interest exposure related to activities covered by the 108 Agreement, which fully covers the interest rate and currency risk.

		From 1 month	From 3 months	From 1 year
	Up to and	up to and	up to and	up to and		No interest
	including	including	including	including	Over	rate
(NOK million)	1 month	3 months	1 year	5 years	5 years	adjustments	Total

ASSETS
Loans and receivables due from credit institutions
NOK	398	59	15	5	2		479
Foreign currency	291	1,467	62	86	58		1,964
Loans and receivables due from customers
NOK	38,079	3,447	3,218	5,527	308		50,579
Foreign currency	1,873	9,646	1,684	2,306	1,164		16,673
Securities
NOK	1,665	3,078	162	1,213	381		6,499
Foreign currency	9,448	14,764	1,750	2,852	1,024		29,838
Derivatives
NOK	(26,568)	(15,806)	(3,019)	(4,363)	1,357		(48,399)
Foreign currency	(7,751)	(13,890)	19,866	43,768	8,972		50,965
Other assets
NOK	11	22	98			423	554
Foreign currency	15	31	138			19	203

Total assets	17,461	2,818	23,974	51,394	13,266	442	109,355
NOK	13,585	(9,200)	474	2,382	2,048	423	9,712
Foreign currency	3,876	12,018	23,500	49,012	11,218	19	99,643

LIABILITIES AND EQUITY
Commercial paper and bond debt
NOK	1,250	1,381	702	1,602	2,020		6,955
Foreign currency	4,588	9,359	24,534	49,802	9,472		97,755
Reacquired debt
NOK			(50)	(70)			(120)
Foreign currency	(29)	(65)	(187)	(180)	(542)		(1,003)
Other liabilities
NOK	8	15	67			326	416
Foreign currency	18	35	160			1,110	1,323
Subordinated debt
Foreign currency					883		883
Capital contribution securities
Foreign currency					582		582
Equity
NOK						2,564	2,564

Total liabilities and equity	5,835	10,725	25,226	51,154	12,415	4,000	109,355
NOK	1,258	1,396	719	10,532	2,020	2,890	9,815
Foreign currency	4,577	9,329	24,507	49,622	10,395	1,110	99,540

Net interest rate exposure on balance sheet	11,626	(7,907)	(1,252)	240	851	(3,558)	0
NOK	12,327	(10,596)	(245)	850	28	(2,467)	(103)
Foreign currency	(701)	2,689	(1,007)	(610)	823	(1,091)	103

34.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN NORWAY AND THE UNITED STATES

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in Norway “Norwegian GAAP”, which vary in certain significant respects from accounting principles generally accepted in the United States “U.S. GAAP”.

The following is a summary of the significant adjustments to consolidated net income and shareholders’ equity as of and for the years ended December 31, 2004, 2003 and 2002, together with a discussion of the principal differences between Norwegian GAAP and U.S. GAAP that are relevant to the Company’s financial statements (amounts in NOK thousands, except per share data).

The Company’s U.S. GAAP net income for the years ended December 31, 2003 and 2002 and shareholders’ equity as of December 31, 2003 and 2002 below have been restated to reflect the appropriate accounting for certain derivatives within the 108 Agreement and agreements under which it purchases loans from certain shareholders and other banks, which impacts “Unrealized gain on derivatives”. The effects of this are as follows:

(in NOK thousands)	2003	2002
Net income in accordance with U.S. GAAP as previously reported:	(1,924,230)	523,253
Adjustment to line item “unrealized gain on derivatives”(1)	342,794	29,838
Adjustment to line item “tax effect of U.S. GAAP adjustments”	(90,942)	(8,355)
Restated Net income in accordance with U.S. GAAP	(1,690,378)	544,736

Net income per share data:
Restated Basic net income per share	(11,138)	3,589

(in NOK thousands)	Dec. 31, 2003	Dec. 31, 2002
Shareholders’ equity in accordance with U.S GAAP as previously reported:	2,744,470	4,746,155
Adjustment “unrealized gain on derivatives”(1)	469,878	145,083
Adjustment “tax effect of U.S. GAAP adjustments of retained earnings”	(131,566)	(40,623)
Restated Shareholder’ equity in accordance with U.S. GAAP	3,082,782	4,850,615

(1)	Previously, the Company had accounted for the initial fair value of the interest and foreign currency derivatives in the 108 Agreement as an immediate gain or loss. The Company now recognizes such fair value amounts over the term of the underlying loan or borrowing. Previously, the Company had recognized the swap transactions in the agreements under which it purchases loans from certain shareholders and other banks as derivatives and accounted for the initial fair value of the derivative as an immediate loss. For the periods reported above, the documentation supporting the purchase of loans under these agreements was not sufficient to meet the requirements of sale accounting under U.S. GAAP, therefore the purchase of the loans and resulting derivative and guarantee transactions are not recognized in the income statement or balance sheet.

(NOK thousands)	2004	2003	2002
		Restated	Restated

Net income as reported in accordance with Norwegian accounting principles	218,774	251,170	207,515
Adjustments:
Unrealized loss/(gain):
Trading portfolio	(581)	(1,955)	(3,842)
Available-for-sale securities	(7,032)	(7,257)	3,856
Unrealized gain on derivatives	153,183	(3,253,606)	491,446
Amortization of premium/ discount	821,726	563,459	(93,658)
Amortization of transition adjustment hedged object:
— loans	1,489	2,495	10,839
— borrowings	(399)	(2,481)	56,970

Goodwill	668	1,336	1,336
Depreciation of property	(1,603)	0	0
Revaluation	896	896	896
Tax effect of U.S. GAAP adjustments	(270,950)	755,565	(130,622)

Net income/(loss) in accordance with U.S. GAAP	916,171	(1,690,378)	544,736

Other comprehensive income:
Unrealized gain/(loss) on available for sale securities, net of related tax effect	68,432	5,561	142,222

Comprehensive income/(loss) in accordance with U.S. GAAP	984,603	(1,684,817)	686,958

Weighted average number of shares outstanding (in thousands)	151.77	151.77	151.77

Net income per share data:
Basic and diluted	6,037	(11,138)	3,589

(NOK thousands)	2004	2003	2002
		Restated	Restated

Shareholders’ equity as reported in accordance with Norwegian accounting principles	2,564,270	2,542,336	2,492,103
Adjustments:
Unrealized loss/(gain) on trading portfolio	(2,587)	(2,006)	(51)
Unrealized loss on available-for-sale securities	51,764	58,796	66,053
Unrealized gain on derivatives	(400,488)	(553,671)	2,699,935
Premium/discount less amortizations	1,508,109	686,382	122,923
Transition adjustment hedged object less amortizations:
— loans	(3,665)	(5,154)	(7,649)
— borrowings	26,072	26,471	28,952
Dividends proposed	196,839	200,937	83,016
Goodwill	3,340.	2,672	1,336
Depreciation of property	(1,603)	0	0
Revaluation	(47,988)	(48,884)	(49,780)
Tax effect of U.S. GAAP adjustments of retained earnings	(316,293)	(45,343)	(800,908)
Adjustments to other comprehensive income:
Unrealized gain on available-for-sale securities, net of tax effect	288,678	220,246	214,685

Shareholders’ equity in accordance with U.S. GAAP	3,866,448	3,082,782	4,850,615

The components of shareholders’ equity in accordance with U.S. GAAP are as follows:

(NOK thousands)	2004	2003	2002
		Restated	Restated

Share capital	1,593,532	1,593,532	1,593,532
Additional paid-in capital	162,462	162,462	162,462
Retained earnings	1,821,776	1,106,542	2,879,936
Accumulated other comprehensive income	288,678	220,246	214,685

Total	3,866,448	3,082,782	4,850,615

The change in shareholders’ equity in accordance with U.S. GAAP is as follows:

(NOK thousands)	2004	2003	2002
	Restated	Restated	Restated

Beginning balance	3,082,782	4,850,615	4,288,087

Net income	916,171	(1,690,378)	544,736
Other comprehensive income	68,432	5,561	142,222

Comprehensive income	984,603	(1,684,817)	686,958
Dividends paid	(200,937)	(83,016)	(124,430)

Ending balance December 31,	3,866,448	3,082,782	4,850,615

Movements in other comprehensive income consists of the following:

(NOK thousands)	2004	2003	2002

Other comprehensive income	220,246	214,685	72,463
Unrealized gain/(loss) on available for sale securities, net of related tax effect	68,432	5,561	142,222

Accumulated other comprehensive income	288,678	220,246	214,685

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

Under U.S. GAAP, all derivatives are recognized on the balance sheet as either assets or liabilities and measured at fair value. The cumulative effect of such fair value changes in each asset and liability will be reflected in the income statement in the period in which the hedged item effects earnings. FAS 133 sets out strict requirements in relation to the documentation and measurement of hedging relationships and where these are not met the derivatives must be treated as trading transactions and held at fair value with changes in fair value reported in earnings.

The Company has chosen not to apply hedge accounting for any of the derivatives after implementing FAS 133 and therefore all derivatives held by the Company are treated as trading instruments from January 1, 2001. As a result, the Company’s earnings under U.S. GAAP are subject to increased volatility. Viewed separately, calculated unrealized gains or losses on these items do not therefore reflect the Company’s performance in the accounting period since there will be corresponding unrealized gains or losses on the hedge balance sheet items. This is illustrated in note 29.

Embedded derivatives

The Company purchases and issues certain hybrid financial instruments that contain “embedded” derivative instruments.

Under Norwegian GAAP, there is no requirement to separate embedded derivatives from hybrid financial instruments.

Under U.S. GAAP, upon purchasing the instrument, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, and carried at fair value. However, in cases where (1) the host contract is measured at fair value, with changes in fair value reported in current earnings or (2) the Company is unable to reliably identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value. On performing the assessment certain embedded derivatives have been concluded as being clearly and closely related to the host contract, such that the hybrid financial instrument is reported at amortized cost in its entirety. The remainder of embedded derivatives have been concluded as being not clearly and closely related to the host contract, such that the embedded derivative is separated and recorded at fair value with the remaining host contract reported at amortized cost.

Financial derivatives are used by the Company to hedge the market risk arising from such hybrid financial instruments. In view of the strict formal requirements that apply to hedging under FAS133, the Company has chosen not to apply hedge accounting for U.S. GAAP reporting. All such derivatives are therefore carried at fair value. Since the hybrid financial instruments economically hedged by these derivatives are generally not stated at fair value in their entirety, the income statement accounting is non-symmetrical, i.e. hedged item is reported on at amortized cost , while the hedging derivative is reported at fair value, therefore the Company’s earnings are subject to increased volatility. Viewed separately, calculated unrealized gains or losses on these items do not therefore reflect the Company’s performance in the accounting period since there will be corresponding unrealized gains or losses on the hedge balance sheet items. This is illustrated in note 29.

Credit default swaps

Under U.S. GAAP, the credit default swaps are defined as derivatives and do not qualify for any of the FAS133 scope exceptions, and therefore are required to be reported at fair value with changes in fair value reporting in the income statement. Under Norwegian GAAP credit default swaps are treated as guarantees and therefore the fair value is not recognized in the financial statements unless the contracts are impaired.

108 Agreement

Under U.S. GAAP, certain components of the 108 Agreement, which compensates the Company for gains and losses on certain lending and borrowing transactions covered by the agreement due to changes in interest and foreign exchange rates, are defined as derivatives. These derivatives are recognized in the balance sheet as either assets or liabilities and measured at fair value, with changes in fair value reported in the income statement. These interest rate and foreign exchange derivatives have an initial fair value on inception of each loan or borrowing pursuant to the agreement, representing the present value of the net payments to be made or received from the government under the agreement over the life of the underlying loan or borrowing. Generally, this initial fair value is a gain. The Company recognizes these initial fair value amounts over the term of the underlying loan or borrowing.

Under Norwegian GAAP, the 108 agreement is not defined as a derivative and the returns provided by the agreement are recorded on an accruals basis. See discussion in Item 4B “Business Overview — Loans — Agreement with the Norwegian Government”.

Loans acquired from shareholders and other banks

The Company from time to time enters into agreements to acquire loans (the Purchased Loans) from shareholders and other banks (the Selling Banks). The Company places an initial deposit (the Deposit) with the Selling Bank, which is used as consideration for these purchases. Each Purchased Loan is supported by a guarantee provided by the Selling Bank. In consideration for the guarantee the Company pays the Selling Bank for the guarantee during the life of the Purchased Loans by way of settlements under a swap transaction, under which the difference between the interest received on the Purchased Loans and the interest receivable from the Selling Bank with respect to the Deposit amount is paid to the Selling Bank. The net effect of these transactions is that the Company receives a specified, individually negotiated return on the Deposit.

Under U.S. GAAP, the transfers of loans under the agreement would not be accounted for as a purchase. Rather, the consideration paid by the Company for the loans is treated as a deposit at the Selling Banks, and interest income is recognized in accordance with the terms of the deposit.

Under Norwegian GAAP, the transfers of loans under the agreement are accounted for as purchases and the purchased loan is accounted for at cost. The swap transactions meet the definition of a derivative under Norwegian GAAP and the Company applies deferral accounting such that the net effect of recording the interest received on the Purchased Loans and the periodic net payments in the swap transactions is equal to the interest income on the Deposit.

Accordingly, there is no resulting difference between Norwegian and U.S. GAAP net income and equity.

Amortization of premium/discount — As described above, Norwegian GAAP does not require embedded derivatives to be bifurcated from a hybrid contract.

Under U.S. GAAP, any premium or discount on the underlying host contract arising from bifurcation of an embedded derivatives is amortized over the life of the host contract.

Amortization of transition adjustment on hedged object — On adoption of FAS133 as of January 1, 2001 the Company chose not to seek fair value accounting for any hedging relationships that had achieved hedge accounting under prior U.S. GAAP guidance. In accordance with the transition provisions of FAS 133, the Company recognized all freestanding derivatives in the balance sheet at fair value and reported the difference with the derivative’s previous carrying value in the income statement. Concurrently, the Company recognized offsetting gains or losses on the hedged items by adjusting their carrying value of this date. This adjustment is being amortized over the life of the relevant hedged item similar to any other premium or discount.

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

Depreciation of property — Under Norwegian GAAP, the depreciable life used for buildings is 67 years, which reflects useful life. General practice under U.S. GAAP is to use a depreciable life for buildings which does not exceed 40 years. The difference in the resulting depreciation charge, including the impact of the revision to the estimate made during 2004, is included in the income statement as a reconciling item over the remaining depreciable life of the asset.

Revaluation — The Company revalued its land and office building in 1987 and, in accordance with Norwegian accounting principles, recorded the increased value, net of the related deferred tax liability, in shareholders’ equity. Depreciation is being calculated based on the revalued amount. U.S. GAAP does not permit such a revaluation of assets.

Tax effects of U.S. GAAP adjustments — The tax adjustment includes the income tax effects of U.S. GAAP adjustments at the statutory tax rate of 28%, where appropriate.

Dividends — In accordance with Norwegian GAAP, dividends are provided for in the fiscal year in which they are recommended to the Board of Directors for approval by the shareholders. Under U.S. GAAP, dividends are not recorded until formally approved and declared by the Company.

Guarantees issued — Under U.S. GAAP the fair value at inception of the obligation Eksportfinans assumes under guarantees issued from January 1, 2003 will be recognized in the balance sheet as a liability. Payment amounts receivable under the guarantee will be amortized to income on a straight-line basis over the period of the obligation. Under Norwegian GAAP, the fair value on inception of guarantees issued is not recognized in the balance sheet. The fees that Eksportfinans receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation. There is no difference between Norwegian and U.S. GAAP income and equity as the fair value of the guarantees issued will be equal to the fair value of the fee consideration receivable.

Consolidation of Variable Interest Entities — U.S. GAAP requires companies to consolidate all entities in which they have a “controlling financial interest”. FIN 46-R, issued in December 2003, requires that a company must consolidate all entities meeting the definition of a “variable interest entity”, of which the company is the primary beneficiary of the resulting risks and rewards. As part of normal business activities, the Company provides, to a limited extent, lending to certain entities such as special purpose entities (SPEs), which would not meet the business scope exception of FIN 46-R 4(h) and could be determined to be variable interest entities. These entries are sponsored by unrelated third parties that own the related equity and voting interest. All such lending is fully guaranteed by highly rated Norwegian and foreign banks or the Norwegian government, some of which are related parties. All of the loans to SPEs are guaranteed by institutions with ratings between AAA and A–.The Company has no other variable interests nor any other relationships or transactions with these entities, therefore the resulting variability is solely due to the credit risk of the entity and/or guarantor. Historically, the Company has made no provisions against any of these loans and experienced no losses on these loans. The resulting variability accruing to the Company due to its involvement in these entities would not be significant enough to require consolidation or disclosure in accordance with FIN 46-R. -

Outstanding amounts lent to SPE’s were NOK 3,097 million as of December 31 2004. Outstanding amounts lent to SPE’s, where the Company provided more than 50% of the financing on inception, were NOK 1,426 million as of December 31, 2004.

Additional U.S. GAAP disclosure information

a)	Cash Flows

The statement of cash flows provided in accordance with Norwegian GAAP on page F-5 are not prepared in a format consistent with SFAS No. 95 “Statements of Cash Flows” for U.S.GAAP reporting. The following information provides the additional disclosure required in accordance with SFAS No. 95.

(NOK thousands)	2004	2003	2002

Balances as of December 31, were as follows for:

Cash	5	5	5
Loans and receivables due from credit institutions	697,004	462,319	428,436

Total cash and cash equivalents	697,009	462,324	428,441

Cash and cash equivalents include cash on hand and bank deposits with original maturity shorter than three months. At December 31, 2004, 2003, and, 2002 and these bank deposits included compensating balances for employees’ withholding taxes of NOK 4.2 million, NOK 4.0 million and NOK 4.0 million, respectively. Other bank deposits are included in loans and receivables due from credit institutions on the balance sheet. See note 1(B) to the financial statements.

(NOK thousands)	2004	2003	2002

Cash paid for the year ended December 31, was as follows for:
Interest	3,026,543	3,360,398	3,795,987
Income taxes	84,007	84,512	89,955

(NOK thousands)	2004	2003	2002

Detailed cash activity during the year was as follows for:
Purchases of investments (1)	(38,094,231)	(46,790,046)	(37,721,241)
Proceeds on sales and maturities of investments (2)	37,760,706	42,199,251	19,375,223

Net increase in financial investments	(333,525)	(4,590,795)	(18,346,018)

1) Of this trading portfolio	(18,979,628)	(25,731,046)	(17,386,566)
2) Of this trading portfolio	20,566,626	24,016,840	8,956,295

b)	Loans

Under U.S. GAAP a loan will be considered impaired when it is probable that the Company will be unable to collect all amounts due, according to the contractual terms of the loan agreement, unless the shortfall or delay in payment is insignificant. Non-performing loans for which amounts will be collected from the guarantor would be considered impaired under U.S. GAAP as detailed in Note 12.

No allowance for loan losses is provided for these loans at the year end as all amounts are expected to be paid under the supporting guarantee or insurance which include, where applicable, the payment of penalty interest or similar payment to cover cost of funds, where payment under the guarantee or insurance is delayed.

The table below sets forth the amount of interest included in the income statement related to non-performing loans:

	As of December 31,
(NOK thousands)	2004	2003	2002

Interest included in the income statement	332	394	659
Average outstanding on these loans	138,262	15,894	50,733

c)	Financial investments

Under U.S. GAAP, specific disclosures regarding impairment are required in accordance with EITF 03-01. The Company performs a review of each individual investment security on a regular basis to determine whether any evidence of impairment exists. This review considers factors such as the duration and amount at which fair value is below cost, the credit standing and prospects of the issuer, and the intent and ability of the Company to hold the investment security for such sufficient time to allow for any anticipated recovery in fair value.

NOK 1.5 billion investment debt securities had unrealized losses as at December 31, 2004. Of this amount, NOK 0.4 billion worth of securities have had unrealized losses for greater than 12 months. These securities only accounted for NOK 0.1 million of total unrealized losses of NOK 5 million (see note 16). Based on the review performed at December 31, 2004, management believes that the unrealized losses as at that date are temporary in nature. The unrealized losses are mainly due to market movements in interest rates, and the credit quality of the bond issuers remains strong with 90% rated as investment grade. The remaining 10% are financial investments in non-rated Norwegian banks.

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

	December 31,
(NOK millions)	2004				2003

				Net of				Net of
				carrying				carrying
	Carrying		Fair	amount and	Carrying		Fair	amount and
	amount		value	fair value	amount		value	fair value

Derivatives (from note 29)	3,286		2,027	(1,259)	2,144		358	(1,786)
Adjustment to line item “Derivatives” (1)	N/A	(2)	115	115	N/A	(2)	74	74

Derivatives	3,286		2,142	(1,144)	2,144		432	(1,712)

(1)	The adjustment line includes certain transactions which are defined as a derivative under U.S. GAAP but not Norwegian GAAP which include credit default swaps (see note 35) and derivatives within the 108-agreement (see note 1(D)). The fair value disclosure in note 29 is also on a settlement date basis, therefore this item also includes an adjustment to disclose the fair value of derivatives on a trade date basis.
(2)	The carrying amount for these items are included in the corresponding asset and liability line items in note 29.

Embedded derivatives are also defined as derivatives under U.S. GAAP, however the carrying value and fair value of these items is already included in the disclosure provided for the respective underlying non-derivative financial instrument in Note 29 as would be required by U.S. GAAP.

The income and equity adjustment amount included in the U.S. GAAP reconciliation for derivatives includes both the items referred to in footnote 1 above, the embedded derivatives referred to in the previous paragraph.

35.	COMMITMENTS AND CONTINGENT LIABILITIES

GUARANTEES ISSUED

	December 31,
(NOK thousands)	2004	2003

Credit default swaps	1,273,940	1,350,038
Payment guarantees	2,943,084	1,264,444

(NOK thousands)	0-1 year	2-3 years	4-5 years	Over 5 years	Total

Credit default swaps	150,965	1,122,975	0	0	1,273,940
Payment guarantees	45,855	188,077	524,951	2,184,201	2,943,084

Credit Default Swaps
Credit default swaps are derivative transactions between two parties, under which one party sells protection against certain defined credit events related to a third party (the “reference entity”) against payment. Eksportfinans has entered into six such derivative contracts totaling a face value of EUR 85 million, and additionally five totaling a face value of USD 95 million. The contracts all result in exposure to major international banks, except for one USD 10 million contract, which results in exposure to a Canadian province, which is rated A1 by Moody’s, A+ by Standard & Poor’s, and AA- by Fitch.

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

The maximum potential amount of future payments under these contracts is limited to the notional amount of the contracts disclosed above. As of December 31, 2004, the contracts have not been impaired and therefore no liability is currently recorded under Norwegian GAAP.

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

As of December 31, 2004 Eksportfinans had four such guarantees outstanding, none of which were impaired at this date. The maximum potential amount of future payments under these guarantees is limited to the notional amount of the guarantees as disclosed above.

OTHER TRANSACTIONS

	December 31,
(NOK thousands)	2004	2003

Accepted commitments to extend credits	7,504,551	3,790,114

In the normal course of the lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding is expected to be disbursed within three years.

With respect to funding activity, the Company has been entering into short- and long-term transactions with embedded derivatives to a fairly large extent. See note 20 and 21 for further details. Eksportfinans has entered into swap agreements to hedge the market risk related to these transactions. The contingent liabilities related to these embedded derivatives are thus limited to the credit risk of the swap counterparty not being able to fulfill its obligations.

36.	LEASES

The Company leases parts of its office building to unrelated third parties under operating leases with lease terms generally between five and ten years.

Lease income from operating leases for the years ended December 31, 2004, 2003 and 2002 were NOK 4.2 million, NOK 4.9 million and NOK 8.0 million, respectively. Kommunekreditt Norge AS leases office space from an unrelated third party with an original lease term of 10 years. The unexpired term of the contract is six years and thereafter an option for ten new years. Following are the scheduled lease payment obligations (in NOK thousands):

2005	919
2006	928
2007	937
2008	946
2009	955

Thereafter	10,389

37.	SUPERVISION AND REGULATION

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

Under the Financial Institutions Act, a financial group and the financial institutions within that financial group must be licensed by the Norwegian Government. The articles of association of a financial institution must be approved by the Ministry of Finance and Customs. The articles of association of Eksportfinans and Kommunekreditt, among other things, provide for the Company’s management through the Board of Directors’ supervision and control through the Council of Representatives and the Control Committee. See Item 6 -“Directors, Senior Management and Employees”.

As provided for by the Financial Institutions Act, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy. As the principal measure of capital adequacy, the guidelines apply a risk-asset ratio, which compares the total of assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital (share capital, other equity and other types of capital specifically approved by the relevant Norwegian authorities), supplementary capital (subordinated debt less than 20% for each of the last five years prior to maturity) and general reserves. Following the preparation of quarterly interim financial statements, 50% of income before taxes can be added to core capital. The minimum capital requirement is 8%. The minimum requirements for capital adequacy apply to all individual financial institutions of the financial group and the group itself on a consolidated basis. The Company’s policy is to maintain a strong capital base compared to the regulatory minimum. See Item 5.B -“Liquidity and Capital Resources — Capital Adequacy.”

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

The Financial Institutions Act previously places a 10% limit on ownership of the shares of a financial institution by any single entity. Eksportfinans has received an exemption from all shareholding limitations. Effective January 1, 2004 the limit of ownership of 10% was lifted. Subject to approval by the Banking Insurance and Securities Commission, ownership exceeding 10% is now permitted. See Item 7.A. “Major Shareholders”.

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

Operating segment information

(NOK thousands)	2004	2003	2002

Net interest income
Eksportfinans	313,103	357,433	336,663
Kommunekreditt	89,292	84,838	69,654

Total	402,395	442,271	406,317

Net income
Eksportfinans excl. Kommunekreditt (1)	178,387	212,346	176,015
Kommunekreditt	40,387	38,824	31,500

Total	218,774	251,170	207,515

Total assets
Eksportfinans	109,335,927	103,318,737
Kommunekreditt	45,451,951	37,130,811
Eliminations	(45,432,893)	(37,110,730)

Total	109,354,985	103,338,818

Net assets
Eksportfinans	2,564,270	2,542,336
Kommunekreditt	517,061	476,674
Eliminations	(517,061)	(476,674)

Total	2,564,270	2,542,336

(1)	Intra-group transactions are undertaken on normal commercial terms.

Major customers

The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

39.	NUMBER OF EMPLOYEES

	Dec 31, 2004	Dec 31, 2003

Number of employees	106	100
Number of employees in man-labor years	104	95

40.	CAPITAL ADEQUACY

Capital adequacy is calculated in accordance with the prevailing regulations in force from the Norwegian Banking, Insurance and Securities Commission. Under these regulations the capital adequacy requirement is 8%.

At December 31, 2004, the Company’s capital adequacy ratio was 17.1%, compared with 18.4% at December 31, 2003.

Risk-weighted balance sheet and off-balance sheet items

	December 31,
	2004		2003

(NOK millions)	Book value	Weighted value (1)	Book value	Weighted value

Assets:
Loans to and receivables from credit institutions	2,443	347	2,558	334
Loans and receivable due from customers	64,809	13,262	58,223	11,693
Securities	22,718	4,432	24,699	4,977
Intangible assets	23	0	24	0
Fixed assets	122	122	126	126
Other assets	100	61	96	58
Prepayments and accrued revenues	471	63	450	67

Total assets excluding trading portfolio	90,686	18,287	86,176	17,225

Off-balance sheet items:
Financial derivatives		1,694		1,678
Other off-balance transactions		1,031		526

Total off-balance sheet items		2,725		2,204

Total risk-weighted value of banking portfolio		21,012		19,459
Total risk-weighted value of trading portfolio		2,317		2,403
Foreign currency exchange risk		26		71

Total		23,355		21,933

(1)	As of December 31, 2004, offsetting items under capital adequacy regulations reduced the total of risk-weighted balance sheet and off-balance sheet items by NOK 839 million.

Risk capital

(NOK millions and as percentage of risk-weighted assets and off-balance sheet items)

	December 31,
	2004		2003

Core capital	2,970	12.7%	2,939	13.4%
Additional capital (subordinated loan capital)	1,019	4.4%	1,090	5.0%

Total risk capital	3,989	17.1%	4,029	18.4%

	December 31,
(NOK millions)	2004	2003

Share capital	1,594	1,594
Balance sheet equity	971	949
Capital contribution securities	445	441
Intangible assets	(23)	(24)
Prepaid pension cost	(17)	(21)

Total core capital	2,970	2,939

41.	INTEREST RATE RISK

The calculated value of financial instruments, both on- and off-balance sheet, is affected by changes in the level of interest rates. This interest rate sensitivity can be expressed as changes in values arising from a given change in the interest rate level. The table displays change in market values given an interest rate increase of one percentage point on December 31, 2004.

The interest rate sensitivity takes into account that interest rate-fixing on assets and liabilities occur on different dates. However, the interest rate sensitivity is over-estimated because it does not take into account the covariance between the interest rates at the different interest measurement points. The convexity effects have not been taken into account.

(NOK thousands)	1 month	3 months	1 year	5 years	Total

Trading:
NOK	0	(35)	(830)	4,607	3,742
USD	(51)	97	(56)	(582)	(592)
EUR	1,914	(5,120)	(2,653)	(6,199)	(12,058)

Other than trading:
NOK	(10,447)	6,389	(3,737)	(11,083)	(18,878)
USD	(1,605)	2,343	(2,833)	(5,429)	(7,523)
EUR	(671)	(1,064)	2,097	(2,021)	469
Other currencies	(36)	772	105	1,063	1,904

The table does not include the administrative interest rate risk as discussed in Item 11 “Quantitative and qualitative disclosures about market risk — Interest rate risk”. Under the 108 Agreement, currency and interest rate risk are fully covered by the Government. Positions under the 108 Agreement are therefore not included in the table above.