Form 20-F
period 2005-12-31
EKSPORTFINANS ASA
filed 2006-03-30
CIK 700978

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 1-8427
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
5.75% USD Notes due 2006
1.80% JPY Notes due 2010
4.375% USD Notes due 2009
5.2625% USD Notes due 2019
3.375% USD Notes due 2008
Asian FX Bull USD Notes due 2006
International FX Bull USD Notes due 2007
3-Month USD LIBOR Daily Range Accrual Notes due 2008
GS Corn ER Index Linked Notes (I) due 2007
GSRE-ER Index Linked Notes due 2007
GS Corn ER Index Linked Notes (II) due 2007
DAX Index Linked Notes (I) due 2007
BRIC FX Bull Notes due 2007
Nikkei 225 Index Linked Notes due 2008
3-Year ACeS Notes Linked to Pfizer Inc. due 2008
3-Year ACeS Notes Linked to Wal-Mart Stores, Inc. due 2008
2-Year CMT Variable Rate Notes due 2007
DAX Index Linked Notes (II) due 2007
AMEX Pharmaceutical Index Linked Notes due 2007
4.750% USD Notes due 2008
3-Year ACeS Notes Linked to McDonald’s Corporation due 2008
S&P 500 Index Linked Triple Up Notes due 2007
10% Step-Up ACeS Notes Linked to Home Depot Inc. due 2008
USD Notes Linked to TOPIX due 2007
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
151,765 shares, with nominal value of NOK 10,500 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 the Securities Act.
☑ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

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
          For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (“U.S. dollars”, “$” or “USD”) in this annual report have been made at the rate of NOK 6.7444 = $1.00 ($0.1483= NOK 1), the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005. On March 20, 2006, such rate was NOK 6.5276 = $1.00 ($0.1532 = NOK 1). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.
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
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
Item 3. KEY INFORMATION
     A. SELECTED FINANCIAL DATA
          The following income statement and balance sheet data, expressed in NOK, have been selected from our audited consolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 that appear elsewhere herein and from our audited consolidated financial statements as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 appearing in our previous annual reports on Form 20-F.
          We prepare our financial statements in accordance with accounting principles generally accepted in Norway (Norwegian GAAP). Norwegian GAAP varies in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). The application of U.S. GAAP would have affected net income for each of the three years in the period ended December 31, 2005 and shareholders’ equity as of December 31, 2005, 2004 and 2003 to the extent summarized in note 34 to our audited consolidated financial statements.
          The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements for 2005, 2004 and 2003 and the notes included elsewhere herein.

INCOME STATEMENT DATA
Year ended December 31,
Amounts in accordance with Norwegian GAAP

	2005	2005	2004	2003	2002	2001
	(Millions of	(Millions of NOK)
	USD)
INTEREST AND RELATED INCOME:
Interest and related income on loans and receivables due from customers	207	1,393	1,507	1,347	1,398	2,376
Interest and related income on securities and on loans and receivables due from credit institutions and other interest and related income	281	1,892	1,018	920	1,061	2,333

Total	488	3,285	2,525	2,267	2,459	4,709
INTEREST AND RELATED EXPENSES:
Total	(434)	(2,929)	(2,123)	(1,824)	(2,057)	(4,257)

NET INTEREST INCOME	54	356	402	443	402	452
Commissions earned and income related to banking services (1)	1	7	6	17	5	—
Commissions paid and expenses related to banking services	(1)	(5)	(5)	(6)	(6)	(7)

Net gains on securities and foreign currencies	2	11	42	40	10	13
Other operating income	0	2	4	5	8	6
Total operating expenses	(28)	(189)	(146)	(147)	(128)	(121)

INCOME BEFORE TAXES	28	182	303	352	291	343
Income taxes	(9)	(54)	(84)	(101)	(83)	(94)

NET INCOME	19	128	219	251	208	249

PER SHARE DATA:
(thousands of USD/NOK)
Net income	0.13	0.84	1.44	1.65	1.37	1.64
Dividends proposed (2)	0.11	0.76	1.30	1.32	0.55	0.82 *

Amounts in accordance with U.S. GAAP (3):

Net revenue **	134	901	1,413	(2,206)	876	2,112
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	76	512	916	(1,690)	545	1,442

Cumulative effect of change in accounting principle, net of related tax effect ***	—	—	—	—	—	624

NET INCOME	76	512	916	(1,690)	545	2,066

Dividends paid	29	197	201	83	124	126

INCOME STATEMENT DATA
Year ended December 31,
Amounts in accordance with Norwegian GAAP

	2005	2005	2004	2003	2002	2001
	(Millions of	(Millions of NOK)
	USD)
PER SHARE DATA
(Thousands of USD/NOK)

Net income — basic and diluted	0.50	3.37	6.04	(11.14)	3.59	13.62
Dividends paid	0.19	1.30	1.32	0.55	0.82	0.82	*

Shares outstanding at December 31	151,765	151,765	151,765	151,765	151,765	151,765

NORWEGIAN GAAP:
Ratio of earnings to fixed charges (4)		1.06	1.14	1.19	1.14	1.08
U.S. GAAP:
Ratio of earnings to fixed charges (3)(4)		1.24	1.60	—	1.37	1.47
BALANCE SHEET DATA
As of December 31,
Amounts in accordance with Norwegian GAAP

	2005	2005	2004	2003	2002	2001
	(Millions of	(Millions of NOK)
	USD)
ASSETS
Cash, bank deposits, investments and bonds held to maturity	7,388	49,830	36,336	41,955	39,118	32,699
Total loans (5)	12,067	81,385	68,090	59,177	51,182	51,506

TOTAL ASSETS	20,155	135,935	109,355	103,339	91,073	85,127
LIABILITIES
Commercial paper debt	371	2,500	4,921	15,393	19,230	16,155
Bond debt	18,955	127,839	98,390	82,798	64,894	57,117

TOTAL BORROWINGS THROUGH THE ISSUE OF SECURITIES	19,326	130,339	103,311	98,191	84,124	73,272

Subordinated debt	128	862	883	936	880	1,976
Capital contribution securities	86	579	582	595	697	901
SHAREHOLDERS’ EQUITY
Share capital	236	1,594	1,594	1,594	1,594	1,594
Share premium reserve	24	162	162	162	162	162
Other equity	122	821	808	786	736	612

TOTAL SHAREHOLDERS’ EQUITY (after dividends declared)	382	2,577	2,564	2,542	2,492	2,368

Amounts in accordance with U.S. GAAP

Total assets	21,060	142,036	115,887	107,504	93,037	83,424

Shareholders’ equity	615	4,150	3,866	3,083	4,851	4,288

	2005	2005	2004	2003	2002	2001
	(Millions of
	USD)	(Millions of NOK)
FINANCIAL RATIOS/OPERATING STATISTICS
Amounts in accordance with Norwegian GAAP
Return on average equity (6)		4.99%	8.57%	9.98%	8.54%	10.90%
Dividend (as a percentage of share capital)		7.24%	12.35%	12.61%	5.21%	7.80%

Return on assets (7)		0.29%	0.37%	0.44%	0.44%	0.50%
Ratio of operating and administrative expenses to average assets		0.14%	0.12%	0.13%	0.12%	0.12%

BALANCE SHEET STATISTICS

Capital adequacy (8)		13.10%	17.05%	18.40%	21.56%	25.00%
Public sector share of total loans as borrowers/guarantors		70.93%	75.86%	73.66%	67.97%	62.60%
Total loans outstanding/ total assets		59.87%	62.27%	57.26%	56.20%	60.50%

*	On July 3, 2001 Eksportfinans paid an extraordinary dividend of NOK 374.1 million. Including such amount, dividends per share were NOK 3.28.

**	Net revenue consists of net interest income, income (losses) on investments in joint venture, commissions earned and paid, gains (losses) on securities and foreign currencies and U.S. GAAP adjustments except for goodwill, depreciation of property and revaluation. See our audited consolidated financial statements, note 34.

***	The amount in 2001 reflects the implementation of Financial Accounting Standard 133. See our audited consolidated financial statements, note 34 for more information.

(1)	Income on guarantees is included in this item — see notes 3 and 35 to our audited consolidated financial statements.

(2)	The dividend per share amount for each year represents the distribution out of net income proposed by the Board of Directors for that year. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders of Eksportfinans. The proposed dividend for each year was approved at the annual general meeting of Eksportfinans held during the following year and was paid in such following year.

(3)	See note 34 to our financial statements for a discussion of differences between Norwegian GAAP and U.S. GAAP for the three-year period ended December 31, 2005.

(4)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on bond debt issued. The ratio of U.S. GAAP earnings to fixed charges is based on U.S. GAAP income before extraordinary items. In 2003, U.S. GAAP, the ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP earnings of NOK 516 million (USD 85 million). See note 34 to our audited consolidated financial statements for further discussion of U.S. GAAP earnings. Our negative U.S. GAAP earnings for this period were driven by the impact of market movements on the fair value of derivatives, for which hedge accounting is not applied under U.S. GAAP. The U.S. GAAP fixed charges amounted to NOK 1,830 million (USD 274 million).

(5)	Total loans include loans and receivables due from customers and a portion of loans and receivables due from credit institutions. See note 15 to our consolidated financial statements.

(6)	Net income divided by average shareholders’ equity (average based on beginning and end of year).

(7)	Net interest income (including provisions) divided by average assets (average based on daily averages).

(8)	As provided by the Norwegian Financial Activity and Financial Institutions Act 1988, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy, which took effect on March 31, 1991. As the principal measure of capital adequacy, the guidelines apply a risk-asset ratio, which compares the total of assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital and supplementary capital. The minimum capital requirement is 8%.

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
The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end

2001	9.0331	8.9724
2002	7.9253	6.9375
2003	7.0627	6.6660
2004	6.4682	6.7444
2005	6.7241	6.0794
          The following table sets forth the high and low noon buying rates for the previous six months:
Noon Buying Rates

	High	Low

September 2005	6.5331	6.2125
October 2005	6.6155	6.4307
November 2005	6.7393	6.4591
December 2005	6.8023	6.5944
January 2006	6.7483	6.5242
February 2006	6.8490	6.6416
March 2006 (through March 20)	6.7340	6.5276
The noon buying rate on March 20, 2006, was NOK 6.5276 = $1.00 ($0.1532 = NOK 1).
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
          A decision by the Norwegian Government to discontinue government support of export loans could have a detrimental effect on our income and business.
          The Norwegian Government supports certain export loans (see Item 4.B. “Business Overview — Loan — Export-related loans”) according to the OECD Consensus rules.
          There can be no assurance that the Norwegian Government will continue to extend government-supported loans or to participate in beneficial programs for developing countries. For instance, in October of 2001, the Norwegian Parliament resolved to discontinue allocating funds for mixed credits, which combine loans with aid. As a result, disbursements under our mixed credit program have declined from NOK 257 million in 1999 to NOK 49 million in 2005. Similarly, a reduction or termination of government–supported loans by the Norwegian Government would have a negative effect on Eksportfinans’ ability to remain competitive and would negatively affect Eksportfinans’ profit margin, income and business (see Item 4.B. “Business Overview — LOANS — Export Lending — General” and “ — Arrangement with the Norwegian Government”).
          A termination or unilateral adverse modification by the Norwegian Government of its agreement with us would have a detrimental effect on our business and income.
          Eksportfinans is, through an agreement with the Norwegian Government, the exclusive provider of government-supported export credits in Norway. In return, the Norwegian Government makes payments to Eksportfinans sufficient to offset any interest and foreign exchange losses relative to certain reference points set forth in the agreement that might occur in connection with Eksportfinans’ foreign currency loans, borrowings and NOK transactions related to such lending. Conversely, if Eksportfinans realizes a gain in connection with its foreign currency lending, borrowing or related transactions, it must pay such gain to the Norwegian Government. The agreement has no set expiration date, but provides that either party may ask for discussions if the agreement does not fulfill that party’s expectations and that each of the parties may with six months’ notice terminate the agreement with respect to future commitments. The agreement will remain effective until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled. Since the arrangement significantly assists in securing Eksportfinans’ business, revenues, and credit ratings should it be unfavorably amended or terminated, Eksportfinans’ profit margins, income and business would be adversely affected (see Item 4.B. “Arrangement with the Norwegian Government”).
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
          98% of our capital requirements are met through the issuance of securities, primarily in the international capital markets. As a result, we are dependent on our access to the international capital markets. The cost and availability of financing is generally dependent on our credit rating. The Company currently has favorable credit ratings from various credit rating agencies. The Company’s credit rating depends on many factors, some of which are outside of our control. Factors that are significant in determining our credit ratings or that otherwise could affect our ability to raise financing include ownership structure, asset quality, liquidity profile, capital ratios, prudent banking, government support and public policy role. A deterioration in any of these factors or combination of these factors may lead rating agencies to downgrade our credit rating. If the Company was to receive a downgrade in its credit rating, it would likely become necessary to offer increased interest rates in the capital markets in order to obtain financing, which would likely substantially lower the Company’s profit margins and earnings and negatively affect the Company’s business.
          Reduced differences in swap spreads may reduce our interest margins.
          Since the Company funds its business activities through the international capital markets mainly by issuing fixed-rate debt and swapping it into floating-rate liabilities in Norwegian kroner, euro or U.S. dollars (the Company’s base currencies), reduced differences between the new issue spreads and the swap spreads, all other things being equal, will have a negative impact on the Company’s earnings. In 2005, of all loans extended by the Company the percentage of floating rate loans rose to 85.5% at December 31, 2005, compared with 79% at December 31, 2004.
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
          The Company is constantly attempting to manage interest rate, currency, credit and other market-related risks, as well as refinancing risks. If any of the variety of instruments and strategies the Company uses to hedge its exposure to these various types of risk is not effective, the Company may incur losses. The Company may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.
          Our derivatives counterparties or guarantors for loans may not honor their contracts.
          The Company uses derivative instruments to hedge market risk and manage the return on its investments. The Company’s derivative strategies employ a variety of instruments, including foreign exchange forwards, foreign currency swaps and interest rate swaps. In addition, more than 90% of the loans made by Eksportfinans are secured by guarantees. While there has not yet been a situation in which our derivative counterparty or a guarantor has not honored its obligations under the derivative agreement, a failure by one or more counterparties or guarantors to honor the terms of its derivatives contract with or the guarantees in favor of the Company could have an adverse effect on the business, results of operations and financial condition of the Company.
          Fluctuations in foreign currency exchange rates could harm our profit margins.
          As an international lending institution, the Company is subject to currency risk. At December 31, 2005, approximately 63.8% of the Company’s risk capital was denominated in Norwegian kroner, with the remaining 36.2% denominated in other currencies. Because a greater percentage of the Company’s risk-weighted assets than its risk capital is denominated in other currencies the Company’s capital ratio is subject to fluctuations in foreign exchange rates.
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
          Competition in the Company’s business is based on service, product innovation, product features, price, commission structure, financial strength and name recognition. The Company competes with a large number of other credit institutions, including domestic and foreign banks. Some of these institutions offer a broader array of products, have more competitive pricing and may have greater financial resources with which to compete. Increasing competition may have significant negative effects on the Company’s results if the Company is unable to match the products and services of its competitors.
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
          Pursuant to the terms of some of our other notes, you agree to treat these other notes as contracts under which we will deliver at maturity, to the extent the notes have not been redeemed previously, (i) a cash amount determined by reference to an underlying asset or assets or (ii) if physical settlement is applicable, a certain number of shares and cash in lieu of fractional shares, if any, depending upon the terms of such notes, in exchange for a fixed purchase price. You will be required to characterize such notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization. If the Internal Revenue Service successfully argues that these notes should be treated differently, the timing and character of income on the notes may be affected and, among other things, you may be required to pay tax on deemed interest even though your notes may not bear periodic interest. Please see the discussion under “U.S. Federal Income Tax Considerations” below for more information.
          We have not requested a ruling from the IRS with respect to any of our notes discussed in this annual report, and we cannot assure you that the IRS will agree with the conclusions expressed in this annual report under “U.S. Federal Income Tax Considerations.”

          We may be unable to comply in a timely manner with the requirements of the Sarbanes-Oxley Act relating to internal controls over financial reporting, and our assessment of these controls may identify material weaknesses.
          Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations require us to include in our future annual reports an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on management’s assessment. This requirement is currently expected first to apply to our annual report on Form 20-F for our fiscal year ending December 31, 2007. We are evaluating our internal control systems to allow our management to report on, and our auditors to attest to, our internal control over financial reporting. As a result, we have incurred additional expenses in 2004 and 2005 and a diversion of our management’s time, and we expect this to continue at least into financial year 2008.
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
          A proposed change in the Norwegian Government’s policy of increasing budget allocations to Norwegian municipalities may adversely affect our income and business.
          The Norwegian parliamentary election of 2005 resulted in a change of government. The new government has signalled increased budget allocations to the municipalities to enhance their abilities to invest in schools, care centres for the young and/or elderly, infrastructure projects and other such projects. If this policy is adopted it could adversely affect our lending to Norwegian municipalities and, consequently, the business, results of operations and the financial condition of the Company.

     Item 4. INFORMATION ON THE COMPANY
     A. HISTORY AND DEVELOPMENT OF THE COMPANY
          Eksportfinans was incorporated in 1962 as a limited liability company under the Public Limited Liability Company Act of the Kingdom of Norway. Its legal name is Eksportfinans ASA.
          Eksportfinans’ principal executive offices are located at Dronning Mauds gt. 15, N-0250 Oslo, Norway, and its telephone number is (011-47) 22-01-22-01.
          The Company has two reportable operating segments, Eksportfinans doing export lending and Kommunekreditt doing municipal and county lending, which are also separate legal entities.
          In its export lending business the Company extends loans to both Norwegian and foreign companies in furtherance of Eksportfinans’ strategy of promoting financing for Norwegian exports and the international operations of Norwegian industry, and to municipalities and counties in furtherance of Kommunekreditt’s strategy of promoting financing to local and county authorities. Eksportfinans provides both commercial loans and government-supported financing. See Item 4.B. “Business Overview — LOANS — Export Lending — General”. Eksportfinans’ loans are supported by or extended against guarantees issued by, or claims on, certain specific types of entities or collateral. In its municipal and county lending business Kommunekreditt extends long term loans to Norwegian local governments. See Item 4.B. “Business Overview — LOANS — Municipality and Lending — General.”
          Kommunekreditt’s loans to municipalities and counties are not guaranteed or otherwise credit enhanced. Kommunekreditt’s loans to companies, however, are extended against guarantees from banks, municipalities or counties. See Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support for Loan and then 4.B. “Business Overview — LOANS — Municipality and Lending — Credit Support”.
          Export lending. Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. To a lesser extent, Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans and government-supported financing.
          Eksportfinans was formed as a result of Norwegian authorities and banks recognizing the need for a specialized institution, jointly owned by the leading Norwegian banks, to render medium and long-term export credits. The recognition of the need for a specialized export credit institution among the shareholder banks, including shareholding banks not incorporated in Norway continues today. The banks are typically involved in short-term export credits, e.g. with maturities of less than two years, which Eksportfinans does not engage in. The owner banks may, and do from time to time, extend long-term export credits, but in the majority of cases these loans are referred to Eksportfinans as Eksportfinans may offer more competitive terms for longer term credit than our shareholder banks.

          Since 1978 Eksportfinans has been the exclusive provider of government-supported export credits in Norway. All of the government-supported loans offered by Eksportfinans are fixed-interest loans in accordance with the OECD Arrangement on Guidelines for Officially Supported Export Credits (the OECD Consensus), which are agreed to by most of the member countries of the Organization for Economic Cooperation and Development (the OECD). At the request of the Norwegian Government, Eksportfinans may also from time to time provide other types of financing. Such a request was made by the Norwegian authorities in 1991 in order to assist certain Eastern European countries with balance of payment loans as had been agreed by and among the member countries of the OECD. As provided for in Eksportfinans’ articles of association, these loans were fully guaranteed by the Kingdom of Norway. As of the date of this document, no other request has been made by the government.
          Eksportfinans’ articles of association require that all of its loans be supported by, or extended against:
•	guarantees issued by, or claims on,
-	Norway or other countries, including local, regional and foreign authorities and government institutions, with high creditworthiness,

-	Norwegian or foreign banks or insurance companies, or

-	internationally creditworthy Norwegian or foreign companies, or
•	certain types of collateral.
          As shown in the chart in Item 4.B. “Business Overview — LOANS — Company — Analysis of Loans — Credit Support”, virtually all credit support is provided in the form of guarantees. Eksportfinans has to date collected all loans falling due, either from the original obligor or by exercise of guarantees, and therefore has experienced no loan losses.
          The volume of commercial (non-government-supported) financing is higher than government-supported financing as market interest rates historically have made commercial loans more attractive to borrowers. See Item 4.B. “Business Overview — LOANS — Export- Lending — Loan Commitments”. Our principal assets are our loans and investments, which are financed by our equity capital and by borrowings principally in the international capital markets. Our principal source of income is the excess of our interest revenue on our assets over the interest expense on our borrowings. The major Norwegian banks and international banks represented in Norway are active in export lending. We have no reliable data for the Company’s market share of export credits financed by Norwegian institutions. However, as an indication, the Company’s share of loans guaranteed by the Norwegian Guarantee Institute for Export Credits (the Guarantee Institute) is approximately 60%.
          Indicators suggest that the international economy is likely to grow within the sectors and industries that are important to Eksportfinans, such as, among others, the maritime industries. In 2005 Eksportfinans experienced a significant increase in applications for loans and subsequent commitments which is expected to have a noticeable impact on the amount of loans to be disbursed in 2006 and 2007. See Item 4.B “Business Overview — LOANS — Export Lending — Loan Commitments”. Typically, applications for loans are filed with Eksportfinans at a very early stage of the relevant project. Often it takes from one to two years from the inception of a project until the loan can be disbursed. See Item 4.B “Business Overview — LOANS — Export Lending — Types of Financing”.

          Municipal lending. On June 22, 1999, Eksportfinans acquired Kommunekreditt. Kommunekreditt engages in long-term financing of Norwegian local governments and has its headquarters in Trondheim, Norway. Its strategy is to become a major lender in the municipal and county market. Kommunekreditt makes loans without any form of credit enhancement to Norwegian municipalities, counties and companies that are the joint undertaking of two or more municipalities (so called joint-municipal companies) as well as to private independent companies against guarantees from municipalities, counties or the Norwegian Government. Kommunekreditt provides loans with fixed rates of interest and terms from one month to 10 years or at a floating rate of interest both for refinancing existing loans and for new borrowings.
          Loans to municipal, county and local authorities and to companies with a municipal guarantee involve a low level of credit risk and so are compliant with Eksportfinans’ low credit risk policy. The credit risk on loans to or with guarantees from Norwegian municipals or counties is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and/or penalty interest. After a period of postponement of payments it is expected that Ministry of Local Government will arrange for payments of the municipality’s payment obligations. See “Item 4.B. LOANS – Municipality Lending — General.” In this context the relative share of the Company’s credit exposure to the Kingdom of Norway in terms of loans to or guaranteed by Norwegian municipalities or counties, export loans guaranteed by the Guarantee Institute or loans to or guarantees from foreign governments have increased from 36.1% in 1999 to 70.9% in 2005.
          Kommunekreditt’s business is based on utilizing the municipal sector’s creditworthiness in order to provide municipalities and counties with suitable loan products on favorable terms. Kommunekreditt emphasizes serving as a center of expertise where municipalities and counties can obtain advice and guidance on financing questions and the management of their own finances. Kommunekreditt participates actively in strengthening the expertise and technical skills of municipalities and counties in these areas.
          Eksportfinans and Kommunekreditt are engaged in lending in two areas that share common features. The common features are the long-term nature of the loans and the high creditworthiness of the guarantors and/or borrowers. This provides economies of scale and access to systems and expertise, ensuring that activities can be conducted and developed in a cost-efficient manner with reduced risk. The inclusion of municipality financing improves the total cost of funds as the Company becomes a more frequent borrower.
          Since the acquisition, Kommunekreditt’s total outstanding lending has increased from approximately NOK 6 billion in 1999 to 51.7 billion in 2005. The growth in Kommunekreditt’s total outstanding loans in 2005 was 14.3%.
          From 2000 through 2005, the growth in loans to Norwegian municipals has averaged 8% annually. To a large extent this growth has been driven by reforms (e.g. mental health care, lowering the school starting age to six, elderly care) in the public sector. These governmental reforms have forced municipalities to make substantial investments in, among other things, buildings and infrastructure, in order to comply with new standards. The sector has been and is under pressure to cut costs and a number of structural changes are being discussed in the political arena. In 2005, demand for loans from the municipal sector was lower than in the two preceding years as a consequence of the slower pace in municipal investments due to structure change and public reforms in the municipal and county sector.
          The Norwegian government, elected in 2005, has signalled its intent to increase budget allocations to the municipalities to enhance their abilities to invest in schools, care centers for the young and/or elderly, infrastructure projects and other such projects. The implementation of these policies could have a negative effect on the demand for loans by Norwegian municipalities. As a result, we believe that the municipal lending market will continue to grow in the years ahead, but the growth rate may slow down compared to the years 2000 — 2005 (i.e. during which the average range was 8% annually).
          Restructuring. In 2005, the Company successfully executed a restructuring with the goal of becoming a more market focused and efficient organization. Comprehensive investments in IT systems created the basis for automating and enhancing certain processes. This led to, among other things, a reduction in the number of employees through the use of voluntary severance pay packages. See “Item 6 D. — Employees”. The Company believes the restructuring process has laid the groundwork for a lower operating base cost in general and is a starting point for further development
B. BUSINESS OVERVIEW
          LOANS
          Export Lending
          General
          Overview. Consistent with its function as a specialized financial institution providing primarily export-related financing, Eksportfinans considers the following factors when evaluating credit applications: the nature and extent of the credit support offered, the level of Norwegian material and labor involved, the extent of benefit to Norwegian industry, the market potential for Norwegian exports in the geographic area concerned, the credit terms extended by competing lending institutions and the effect on the importing country.
          All government-supported loans made by Eksportfinans have been made at fixed rates of interest according to the OECD Consensus terms. Most of the commercial loans have been made at floating rates, often with an option permitting the borrower to convert to a fixed rate. The fixed rate is determined by Eksportfinans according to prevailing market terms when the option is exercised.
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
               On February 7, 2002, the Norwegian Government introduced the CIRR for the financing of ships built at Norwegian yards in addition to capital goods. During 2005 there was an increased demand for financing at the CIRR from this sector.
               Many OECD countries provide financing on the basis of the OECD Consensus, and an important objective of the Norwegian Government has been to ensure that Norwegian exporters are offered export credit facilities that are in line with those of their foreign competitors. Pursuant to this policy, the Norwegian Government established an arrangement with Eksportfinans in 1978 which provides that, with respect to certain types of government-supported export credit lending, the Government will make payments to Eksportfinans sufficient to offset any interest and foreign exchange losses as determined in relation to a reference rate set forth in the agreement that Eksportfinans might incur in connection with foreign currency loans and borrowings and NOK transactions related to such lending. Conversely, if Eksportfinans makes any gains in connection with any such transactions, it must pay those gains to the Government. See Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”.
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
               Types of Financing
               Overview. In the case of export transactions, Eksportfinans engages in two types of financing: 1) contract financing and 2) financing of international and export related activities. Contract financing means financing of export contracts between a Norwegian supplier and a foreign buyer. Financing of international and export related activities involves loans to finance investments in, among other things, storage facilities, production lines or purchases of companies to enhance international market expansion by Norwegian companies. In 2005, contract financing comprises 23% of our lending activities and financing of export activities comprises 77%. Eksportfinans actively markets its finance products to Norwegian exporters and also to buyers abroad that are traditional or potential purchasers of capital goods and services from Norway. Financial alternatives are often discussed with the Norwegian exporters at a stage where they contemplate bidding for a contract or are in a bidding contest with foreign exporters. Most of Eksportfinans’ loans have been acquired due to active marketing directed to and/or application directly from Norwegian exporters. Some loans have been referred to us via our shareholder banks. All such referrals are on a no-fee basis. Eksportfinans does not hire brokers for loan acquisition, but relies on its own marketing capabilities and its shareholder network. With respect to major Norwegian export contracts, involving contract values in excess of USD 30 million, we invariably face competition, primarily from foreign banks and credit institutions.
               More than 90% of all export loans are guaranteed. The remaining 10% are composed of loans to companies, sovereign states or banks that have a creditworthiness that would otherwise allow us to accept a guarantee from them for repayment of a loan we make, or is credit enhanced by collateral as provided for by our articles of association. The increase in loans that are not guaranteed is to a large extent a result of the increase in direct lending to certain Norwegian banks for the financing of their clients within the export industry. See Item 4.B. “Business Overview — LOANS –Export Lending — Types of Financing – Financing of international and export related activities”.
               Contract financing. Contract financing provides for either supplier or buyer credits. Supplier credits are those in which Eksportfinans has a direct lending relationship with a Norwegian supplier of goods and services. A buyer credit is one where Eksportfinans lends to the foreign purchaser of goods or services originating in Norway. In either case, Eksportfinans typically advances funds to the Norwegian supplier at the time of delivery of the goods and services. The majority of the credits are extended as buyer credits. Terms of repayment for commercial loans are agreed between Eksportfinans and the borrower. Government-supported loans are subject to the repayment terms set by the OECD for such loans. See Item 4.B. “Business Overview — LOANS — Export—Lending — Government-Supported Loans”.
               Eksportfinans also establishes general lines of credit. These credit arrangements are granted primarily to financial, government or other institutions in newly industrialised or developing countries. The credit lines do not constitute an automatic right to drawdown. Each loan has to be applied for and granted by Eksportfinans according to its general lending terms and conditions. The foreign financial or governmental institution will on-lend the loan from Eksportfinans to the importer. Eksportfinans will typically disburse to the Norwegian exporter at the time of delivery of the goods or services.
               In connection with its export transactions Eksportfinans also provides project financing involving a wide variety of Norwegian industries. The borrower is typically the project company. The credit decision is taken on the basis of the project company’s anticipated cash flows, as there is typically no recourse to its sponsors. Project financing loans typically are collateralized by the assets of the project company. Risks relating to a project financing transaction typically are spread by contract amongst sponsors, lenders, suppliers and customers. All of Eksportfinans’ limited or non-recourse project financing is supported by or extended against guarantees or cash collateral. In light of these arrangements and the aforementioned collateralization, Eksportfinans believes that the risks associated with project financing are substantially similar in scope and nature to the risks associated with its other lending activities.
               In the case of potential imports to Norway financed by foreign export credit agencies, Eksportfinans may offer loans according to OECD terms to facilitate deliveries from Norwegian suppliers on competitive terms.
               In an export transaction, Eksportfinans is typically involved at an early stage in the negotiations between a supplier of capital goods and a prospective purchaser. A loan offer for either a buyer or supplier credit is an integral part of the underlying transaction and is often given in connection with contract bidding before any agreement has been signed by the parties. Consequently, approximately two-thirds of the offers made by Eksportfinans have historically not been consummated because the underlying transactions were not successfully closed.
               On average, it takes approximately six months to complete the loan and guarantee documentation for a contract financing.
               Financing of international and export related activities. Eksportfinans finances activities related to the Norwegian export industry. The loan purpose is typically to finance investments by in buildings and machinery for export production or international expansion. Such loans are guaranteed by Norwegian and international banks. In 2005 Eksportfinans also started to extended loans to Norwegian savings banks to fund the banks’ loans to their customers within the export business. This kind of financing is normally less complicated to arrange and extend compared to contract financing and it normally takes approximately one month from start to closing.
               Loans acquired from banks. With the objective to grow in both types of financing discussed above, Eksportfinans from time to time enters into agreements with its Norwegian shareholder banks or banks active in financing Norwegian exports, to purchase specific loans. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for these purchases. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2005, 2004 and 2003 Eksportfinans acquired loans from its shareholders amounting to NOK 2,875 million, NOK 6,581 million and NOK 4,456 million, respectively.
               Loan Commitments
               Eksportfinans’ total loan commitments as of December 31, 2005 amounted to NOK 27,319 million (compared to NOK 7,244 million as of December 31, 2004). Of this amount NOK 4,419 million (compared to NOK 3,287 million as of December 31, 2004) were committed on government-supported OECD Consensus terms and NOK 22,900 million (compared with NOK 3,957 million as of December 31, 2004) were on commercial terms of which some have a built in option for government supported OECD Consensus terms. The high increase in commitments for government-supported loans and also for loans with an option for government-supported OECD Consensus terms is due to the fact that the interest rates for government-supported loans continued to be very favourable during 2005, as they were in 2004, compared to the corresponding market rates. We believe that a not insignificant amount of options to apply OECD Consensus terms will be exercised. Another factor that has contributed to the increase in loan commitments generally is the high level of activity within the maritime and the oil and gas industry. The loan commitments that are made are, to a large extent, for projects that are at a very early stage and disbursements of loans may not be made for one to two years or at all. See Item 4.B. “Business Overview- LOANS— Export Lending — Types of Financing”. Based on market information Eksportfinans believes that out of the total loan commitments of NOK 27,319 approximately NOK 12,000 million actually will be disbursed during 2006 and 2007, of which we believe that NOK 9,000 million will be on OECD Consensus terms.
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
               Credit Monitoring and Assessment
               Eksportfinans relies on credit ratings and analyses from the major rating agencies to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio, and reports regularly to management and the Board of Directors. Eksportfinans does not perform extensive analyses for creditworthiness of borrowers, but instead relies on guarantees or other support for the loans as the ultimate source of repayment.
               All guarantees obtained to support Eksportfinans’ loans are unconditional and irrevocable, whereas guarantees from the Guarantee Institute or insurance companies are given subject to certain conditions. Guarantees issued by the Guarantee Institute, insurance companies and banks generally cover principal, interest and, in most cases, interest on payments past due and expenses.
               Guarantees issued by the Guarantee Institute or insurance companies cover political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The terms of guarantees issued by the Guarantee Institute generally provide that the Guarantee Institute is to be notified after a default has continued for 60 days and that claims under the guarantees are payable six months from the date of the borrower’s default. Guarantees issued by the Norwegian Government and its agencies, the Guarantee Institute included, supported 7.4% of our total loans as of December 31, 2005. The decrease from 2004 is due to the growth in the number of loans that are made directly to banks or guaranteed by them.
               The Guarantee Institute’s cover of political risks is 100%. The maximum cover for commercial risks is 90%. The increase in political risk cover from 90% to 100% was introduced in order to respond to changes made in other countries’ export credit support programs.
               To date, substantially all export-related loans (collateralized loans included) have been made against guarantees from Norwegian and foreign banks and guarantees issued by the Norwegian Government, the Guarantee Institute and other Norwegian governmental agencies and from insurance companies.
               Arrangement with the Norwegian Government
               As discussed above, Norway is a member of the OECD and adheres to the OECD Consensus. The terms of the OECD Consensus, which vary according to importing country, and establish, among other things, minimum interest rates, require down payments and maximum loan maturities applicable to government-supported export financing. The OECD Consensus provides that each government-supported loan entered into on or after August 1995 must bear the Commercial Interest Reference Rate (CIRR) applicable to the currency and maturity of the loan. The CIRR is adjusted monthly by the OECD.
               In 1978 the Ministry of Finance entered into an agreement (the 108 Agreement) with Eksportfinans pursuant to a legislative enactment (Storting Proposition No. 108) to permit Eksportfinans to arrange and extend export credits in accordance with the OECD Consensus. Since August 1995, the 108 agreement has enabled Eksportfinans to issue export credits at the OECD’s CIRR rates. The stated purpose of the agreement is to offer Norwegian exporters of capital goods a competitive export credit system.

               The 108 Agreement was signed on June 30, 1978 between the Ministry of Finance and Eksportfinans. The agreement was reviewed in 1999 and a new agreement was signed on March 9, 1999 between Eksportfinans and the Ministry of Trade and Industry. The Ministry of Trade and Industry may initiate revisions or reviews of the 108 Agreement at its discretion. It is expected that a review will take place during 2006. The 108 Agreement has no set expiration date, but provides that either party may initiate discussions if the agreement does not fulfill the expectations of that party and that each of the parties may with six months’ notice terminate the agreement with respect to future commitments. The agreement will remain effective until all loans extended in accordance with the arrangement have been repaid and all gains/losses have been settled.
               Each borrowing to be made by Eksportfinans under the 108 Agreement is subject to the prior approval of the Ministry of Trade and Industry. Approximately 13.5% of Eksportfinans’ outstanding export-related loans at December 31, 2005 were issued under the 108 Agreement, compared to 18% of export-related loans at the same time in 2004. The reduction is a combined result of repayments of the existing loans and a general reduction in disbursements of new export-related loans in 2005, in combination with an increase in commercial loans as a percentage of total loans disbursed. The relatively weak competitiveness of the Norwegian export industry in the years 2002 and 2003 may also have had an impact as it ay take from two to three years from application for an export-related loan to be disbursed. See Item 4.B. “Business Overview — LOANS — Export Lending – Types of Financing”.
The 108 Agreement guarantees Eksportfinans a fixed gross margin between Eksportfinans’ revenues from loans and its borrowing costs relating to transactions governed by the agreement. With respect to government-supported transactions under the agreement, the agreement establishes reference rates with respect to Eksportfinans’ borrowing activities (interest, borrowing costs and foreign exchange) and lending activities (interest, other lending costs and foreign exchange). The fixed margin is determined by the difference between the applicable reference rates for such borrowing and lending. This margin is higher than the average gross margin we receive on commercial loans to compensate for the fact that a typical CIRR loan generally involves more man-hours and costs and expenses than commercial loans. Up-front lending costs exceeding a specified threshold are also covered by the agreement. The agreement thereby enables Eksportfinans to issue export credits at the OECD’s CIRR rates.
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
               The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Norwegian Government under this arrangement:

	2007	2006	2005	2004	2003	2002	2001
Amount paid or payable (millions of NOK)	25.7	31.2	35.4	38.8	24.5	37.0	18.7
Payment in respect of (year)	2005	2004	2003	2002	2001	2000	1999
               Municipality Lending
               General
               Kommunekreditt extends loans to municipalities or counties or to inter-municipal companies or companies that are guaranteed by a municipality, county or bank. Loans are extended based on a credit assessment, although since 1945 no Norwegian municipality or county has suspended payment. The risk on loans with municipal security in Norway is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and penalty interest. This is set out in the Local Government Act, approved by the Norwegian Parliament on September 25, 1992. Under section 55 of the Local Government Act, Norwegian municipalities and counties cannot be declared bankrupt. Sections 56 and 57 of the Local Government Act set out provisions on the procedures a municipality or county must follow if a postponement of payments has to be implemented. Section 58 contains procedures to be followed on a return to normal servicing of payment obligations.
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
               Municipalities and counties that do not comply with these rules need approval of their budgets and borrowings by the Ministry of Local Government (for counties) or the County Governor (for municipalities). Approximately 15% to 25% of the municipalities are in this category, most of them because of minor budget deficits.
               Since January 1, 2001, the approval by the County Governor acting on behalf of the Ministry of Local Government is no longer mandatory for the extension of a direct loan to a municipality or county. However, the Ministry of Local Government has the authority to instruct, subject to certain conditions, municipalities to obtain approval from the Ministry of Local Government for taking up loans. Municipalities instructed to obtain approval are listed in a register available to the public. This approval procedure must always be followed for municipal or county guarantees exceeding NOK 100,000.
               Transfers of income from the Norwegian Government and that part of tax revenues which is received by municipalities and counties are evaluated by reference to the tasks given to municipalities and counties by the Norwegian Parliament. On average a municipality receives 40% to 45% of its revenues from taxes levied by it and 40% to 45% of its revenues from the Norwegian central government. The remaining income is mainly derived from charges for services such as water, sewage, garbage collection, kindergarten, etc.
               Types of Financing
               Kommunekreditt’s loans may be made on a medium- or long-term basis. At year-end 2005, 77% of the outstanding loan balance had a remaining term in excess of five years with terms ranging from one month to ten years or more.
               Kommunekreditt provides loans on fixed and floating rate terms with terms ranging from one month to ten years or more.

               Loans at a fixed interest rate bear interest at a rate that is set for the whole agreed loan term or a part thereof. According to Kommunekreditt’s standard loan terms, these loans may not be prepaid for a set period. Any extraordinary prepayments during this period are subject to a market value payment chargeable to the customer. Calculation of such payment is based on the difference between the agreed interest rate and the market interest rate at the time of extraordinary prepayment. At year-end 2005, 17% of total loans outstanding were at fixed interest rates, with the majority having remaining fixed-rate periods in the range of 1 to 5 years.
               Floating rate terms may be agreed at money-market related terms (the Norwegian Interbank Offered Rate, or NIBOR) or at a discretionary adjustable rate. With respect to the latter, Kommunekreditt may, with 14 days’ notice, change the adjustable interest rate. The borrower has the contractual right to accept or reject the new rate of interest. If the borrower rejects the offered interest rate, the loan and accrued interests has to be repaid immediately. At year-end 2005, 83% of total loans outstanding were at floating interest rates.
               Kommunekreditt funds its activities exclusively through Eksportfinans. Kommunekreditt’s loans to Norwegian municipalities or counties are made without any credit support. Loans to joint municipal companies or private independent companies are made with guarantees from municipalities, counties, the Norwegian central government or a bank. A credit assessment is made for all municipalities and counties. Kommunekreditt approves loans based on an overall assessment of the municipality’s income base, payment capacity, financial management and strength.
               Loan Commitments
               In its local government transactions Kommunekreditt offers loans to municipalities or counties, or to companies having the support of guarantees from municipalities, counties or the Norwegian Government. As of December 31, 2005, Kommunekreditt had loans outstanding to the municipality sector totaling NOK 51,676 million, compared to NOK 45.218 million of December 31, 2004. Kommunekreditt typically finances investments in municipal infrastructure projects such as roads, water and sewage systems, health and social care, schools and cultural institutions. Proceeds of Kommunekreditt’s loans may be used for new projects as well as for refinancing existing loans. In the aggregate, Norwegian local governments (municipalities, counties, local government companies and debt guaranteed by local governments) make borrowings between NOK 30,000 million and 35,000 million a year, of which Kommunekreditt’s share is approximately 35% (based on the years since 1999).
               Credit Support
               Kommunekreditt’s articles of association require that all credits extended be made:
•	to municipalities and counties, or
•	to companies, where the credit is secured by guarantees from municipalities, counties, banks or the Norwegian Government.

               Credit Monitoring and Assessment
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
               The credit evaluation system is based on a number of relevant key criteria obtainable from the public database KOSTRA:
•	net operating income,
•	net interest plus net repayments on debt relative to net operating income,
•	long-term debt per inhabitant,
•	long-term debt relative to net operating income, and
•	liquid assets relative to short-term debt.
               Based on these key figures, the local governments are assigned a rating category.
               With reference to the imbedded credit support from the Norwegian central government to municipalities and counties under the Local Government Act, the Board of Directors of Kommunekreditt resolved in 2005 to discontinue, with effect from January 2006 the credit assessment of municipalities and counties. See “Item 4.B. LOANS — Municipality lending — General”.
               In the case of loans to companies supported by municipal or county guarantees, Kommunekreditt evaluates the borrower separately on the basis of financial criteria, in addition to a credit assessment of the municipality or county issuing the guarantee.
               A municipality or county may not issue a guarantee for the benefit of a business enterprise not undertaken by the municipality or county itself. All other guarantees issued must be approved by the Norwegian Ministry of Local Government.
               Company — Analysis of Loans
               Composition of Loans
               The following table sets forth the amounts of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality loans for each of the last five years:

	Year ended December 31,
(NOK millions)	2005	2004	2003	2002	2001

Loan disbursements (during the year):
Export-related commercial loans	10,946	11,533	5,265	6,705	5,882
Municipal and county loans	11,244	13,133	12,228	8,638	9,747
Export-related government-supported loans	259	603	641	697	407

Total (1)	22,449	25,269	18,134	16,040	16,036

Loans outstanding (at year-end):
Export-related commercial loans	25,637	18,918	18,239	18,877	21,835
Municipal and county loans	51,676	45,218	36,706	28,089	24,725
Export-related Government-supported loans	4,000	3,875	4,232	4,216	4,946
Loans to employees	72	79	76	77	77

Total	81,385	68,090	59,253	51,259	51,583

(1)	Amounts for 2005, 2004, 2003, 2002 and 2001 include loans acquired from shareholders amounting to NOK 2,875 million, NOK 6,581 million, NOK 4,456 million, NOK 5,601 million and NOK 5,105 million, respectively.
               The following table presents an analysis of the Company’s loans outstanding for each of the last five years:

	Year ended December 31,
(NOK millions)	2005	2004	2003	2002	2001

Beginning balance	68,090	59,253	51,259	51,583	49,194
Add — disbursements	22,449	25,272	18,134	16,040	16,036
Deduct — repayments	(10,078)	(14,985)	(9,938)	(10,824)	(13,906)
Adjustments related to year-end exchange rates (1)	924	(1,450)	(202)	(5,540)	259

Balance at year-end	81,385	68,090	59,253	51,259	51,583

(1)	Amounts in foreign currencies are recorded in kroner at year-end exchange rates.
               Our export-related loans are divided into three categories:
•	ships,
•	capital goods, and
•	additional export-related and international activities.
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
               The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:

Loans disbursements (during the year)

	Year ended December 31,
(NOK millions)	2005	2004	2003	2002	2001

Ships (1)	3,066	2,068	2,791	3,317	3,716
Capital goods (1)	498	1,379	993	1,502	1,147
Additional export-related and international activities (2)	7,641	8,689	2,122	2,583	1,426
Municipal and county loans	11,244	13,133	12,228	8,638	9,747

Total (3)	22,449	25,269	18,134	16,040	16,036

(1)	Relates to the financing of ships built in Norway and excludes ship equipment, which is included in capital goods.

(2)	The sub-groups of additional export-related and international activities are:

(NOK millions)	2005	2004	2003	2002	2001

Aluminum, chemicals and minerals	155	37	173	244	0
Aviation and shipping (*)	30	0	183	124	540
Engineering and construction	0	39	106	296	0
Hydro electric power	0	59	623	175	0
Oil and gas	79	204	147	0	517
Pharmaceuticals	0	0	0	0	249
Pulp and paper	0	4,158	0	33	105
Real estate	68	3,947	726	1,586	0
Consumer goods	4,414	165	0	0	0
Banking and finance	2,862	0	0	0	0
Other categories	33	80	164	125	15

Total	7,641	8,689	2,122	2,583	1,426

(*)	The sub-group aviation and shipping relates to financing for the construction of a Norwegian aircraft carrier and general corporate financing of shipping companies.
(3)	Amounts for 2005, 2004, 2003, 2002 and 2001 include loans acquired from shareholders amounting to NOK 2,875 million, NOK 6,581 million, NOK 4,456 million, NOK 5,601 million and NOK 5,105 million respectively.
Loans outstanding at year-end:

	As of December 31,
(NOK millions)	2005	2004	2003	2002	2001

Ships (1)	7,206	6,872	8,821	9,401	10,218
Capital goods	5,527	5,722	6,074	6,220	6,881
Additional export-related and international activities (2)	16,904	10,199	7,576	7,472	9,682
Municipal and county loans	51,676	45,218	36,706	28,089	24,725
Loans to employees	72	79	76	77	77

Total (3)	81,385	68,090	59,253	51,259	51,583

(1)	Relates to the financing of deliveries from shipyards and excludes ships equipment, which is included in capital goods.

(2) Additional export-related and international activities are:

(NOK millions)	2005	2004	2003	2002	2001

Aluminum, chemicals and minerals	401	290	531	382	142
Aviation and shipping (*)	25	151	1,403	2,496	5,069
Engineering and construction	53	445	461	421	541
Hydro electric power	175	175	754	175	0
Oil and gas	644	504	447	343	590
Pharmaceuticals	0	0	90	127	222
Pulp and paper	3,993	4,119	1,393	1,378	1,694
Real estate	4,035	4,185	2,331	1,636	179
Consumer goods	4,577	164	0	0	0
Banking and finance	2,861	0	0	0	0
Other categories	140	166	166	514	1,245

Total	16,904	10,199	7,576	7,472	9,682

(*)	The sub-group aviation and shipping relates to financing of a Norwegian aircraft carrier and general corporate financing of shipping companies.
(3)	Amounts for 2005, 2004, 2003, 2002 and 2001 include loans acquired from shareholders amounting to NOK 11,723, NOK 11,353, NOK 11,634, NOK 10,447 and NOK 9,257.
               As of December 31, 2005, Kommunekreditt’s loan portfolio to municipalities and counties was split with 86.8% directly to municipalities and counties and 13.2% to inter-municipal companies or companies with guarantees from a bank, municipal or county.
               Maturity of Loans
               The following table shows loans as of December 31, 2005 categorized by remaining maturity dates.

	Up and including	From 1 year up to and
(NOK millions)	1 year	including 5 years	Over 5 years	Total

Municipal and county loans	2,377	10,397	38,902	51,676

Export-related loans	8,478	12,540	8,691	29,709

Total	10,855	22,937	47,593	81,385

               Interest Rate Type of Loans
               The following table shows loans as of December 31, 2005 categorized by type of interest rate.

		Floating or adjustable
(NOK millions)	Fixed interest rates	interest rates	Total

Municipal and county loans	8,757	42,919	51,676

Export-related loans	4,305	25,404	29,709

Total	13,062	68,323	81,385

               Currency of Loans
               The following table shows the composition of the Company’s loans by currency of the loans, based upon the contract terms, as of December 31, for each of the last three years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,
(NOK millions, except percentages) (1)	2005		2004		2003

Norwegian kroner	59,799	73.5%	50,792	74.6%	41,245	69.6%
U.S. dollars	11,035	13.6%	10,454	15.4%	14,375	24.3%
Euro	5,245	6.4%	5,388	7.9%	2,981	5.0%
Other	5,306	6.5%	1,456	2.1%	652	1.1%

Total	81,385	100%	68,090	100%	59,253	100%

(1)	Amounts in foreign currencies are recorded in kroner using year-end exchange rates.
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

	As of December 31,
(NOK millions) (1)	2005	2004		2003	2002	2001

Norway	69,203	60,985		51,973	43,850	42,751
Denmark	4,231	8		7	1	2
USA	1,092	727		716	449	253
Sweden	873	1,088		77	120	7
Great Britain	594	88		251	334	505
Other	5,392	5,194	(2)	6,229	6,505	8,065

Total	81,385	68,090		59,253	51,259	51,583

(1)	Amounts in foreign currencies are recorded in kroner using year-end exchange rates.

(2)	In 2004 and 2005, “Other” does not include any individual country amounts greater than those disclosed individually.
               Credits to Norway and other industrialized countries have been to finance principally ships and purchases of foreign assets and, to a lesser extent, the export of capital goods. With respect to domestic loans at year-end for 2005, 2004, 2003, 2002 and 2001, loans to Norwegian municipalities amounted to NOK 51,676 million, NOK 45,218 million, NOK 36,706 million, NOK 28,089 million and NOK 24,725 million respectively. In each case, the majority of these loans were made on commercial terms.
               The purpose of credits to developing countries principally has been to finance exports of capital goods by Norwegian exporters.

               In the National Budget for 2002, the Norwegian Parliament resolved to discontinue the direct allocation of funds for tied mixed credits. Accordingly, the Company cannot offer further mixed credits which combine traditional export credits with development aid, but for those we have already offered, we may proceed with disbursement as planned. The Norwegian Government has made some funds available for untied aid credits (Norwegian aid that is not linked to exports and deliveries from Norway), but Eksportfinans’ participation as lender is not guaranteed, as each contract is open to competitive bids. Mixed credits and untied aid credits are subject to rules established by the Development Assistance Committee of the OECD, which require that the grant element be at least 35% to 50% of the total loan, depending on the nation receiving the credit. Under this program, the Norwegian Ministry of Development Cooperation provided the grant portion, and financial institutions, including Eksportfinans, provided the export credit portion, which were either government-supported or commercial. The Company has been, with few exceptions, the only Norwegian financial institution that arranged and extended these credits. The disbursements for such mixed credits were NOK 49 million in 2005, compared to NOK 63 million in 2004.
               Credit Support
               The following table provides an overview of the types of credit support supporting our outstanding loans as of December 31, for each of the last five years:

	As of December 31,
(NOK millions, except percentages) (1)	2005		2004		2003		2002		2001

Norwegian bank guarantees	14,231	17.5%	12,880	18.9%	13,680	23.1%	14,170	27.7%	15,070	29.3%
Foreign bank guarantees (2)	9,350	11.5%	3,487	5.1%	1,905	3.2%	2,225	4.3%	4,216	8.2%
Kommunekredit’s loans to or guaranteed by
Norwegian municipalities	51,676	63.5%	45,218	66.4%	36,706	61.9%	28,089	54.8%	24,725	47.9%
Export-related government guarantees (3)	6,052	7.4%	6,425	9.5%	6,885	11.7%	6,697	13.1%	7,493	14.5%
Mortgages (employee loans)	72	0.1%	79	0.1%	76	0.1%	77	0.1%	77	0.1%
Corporate guarantees	3	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Collateral	1	0.0%	1	0.0%	1	0.0%	1	0.0%	2	0.0%

Total	81,385	100%	68,090	100%	59,253	100%	51,259	100%	51,583	100.0%

(1)	Amounts in foreign currencies are recorded in kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(2)	Including loans to foreign banks from which we would accept a guarantee.

(3)	Consists of guarantees by the Guarantee Institute, its agencies and foreign governments.
               Foreign bank guarantees decreased during the years 2001 — 2003 following the repayment of large loans to finance the international operations of Norwegian borrowers. However, the volume of foreign bank guarantees increased during 2004 and 2005 due to two large transactions guaranteed by a guarantee syndicate of primarily foreign banks. The relative share of loans to or guaranteed by Norwegian municipalities has decreased because of an increase in loans with foreign bank guarantees and loans to banks. The relative share of Norwegian bank guarantees have increased in total amount, but decreased as a percentage of total lending due to the increase in loans to or guaranteed by Norwegian municipalities as well as the increase of foreign bank guarantees in 2004 and 2005.
               Guarantees issued by the Norwegian Government and its agencies with regard to export-related lending only supported 7.4% of total loans as of December 31, 2005, and no loan to a single customer guaranteed by the Norwegian Government or its agencies exceeded 0.9% of total loans. Guarantees issued by two Norwegian banks DnB NOR Bank ASA and Nordea Bank Norge ASA, which together owned approximately 63.2% of the Company’s share capital as of December 31, 2005, supported 13.2% of total loans (of a total of 17.5% supported by Norwegian bank guarantees). As of the same date, guarantees issued by one of those banks, DnB NOR Bank ASA, supported approximately 12.8% of total loans. No loan to a single customer guaranteed by DnB NOR Bank ASA exceeded 2.2% of total loans. Guarantees issued by Nordea Bank Norge ASA, another shareholder, supported 0.4% of total loans. No loan to a single customer guaranteed by Nordea Bank exceeded 0.3% of total loans. See Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.
               Non-Performing Loans
               The Company has to date experienced no loan losses and has collected the full principal amount and interest due on all loans extended by it either from the original borrowers or through the related guarantees or other credit support underlying such loans. Accordingly, the Company does not place non-performing loans on a non-accrual status.
               Default interest accrues if the Borrower fails to pay any amount owed when due. Default interest includes additional interest for not performing according to the loan contract. Default interest normally exceeds the normal interest rate agreed to in the loan contract by 200 to 300 basis points. Default interest accrues from and including the date on which the payment was due. Default interest is intended to make up for any of the Company’s lost investment opportunities or cost of funds, as the case may be.
               The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	As of December 31,
(NOK thousands)	2005		2004	2003	2002	2001

Interest and installments more than 90 days past due (1)	7,611		6,661	2,986	4,353	13,037
Not matured principal on loans with payments more than 90 days past due (2)	24,681		123,945	50,227	54,828	173,103

Total	32,292		130,606	53,213	59,181	186,140

(1) Past due expected to be collected from guarantor (*)	2,953		5,415	2,607	4,353	12,997
Past due expected to be collected from the borrower	4,658	(**)	1,246	379	0	40

(*)	All loans expected to be collected from guarantor are to foreign counterparties.
The amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. See Note 1 (H).

(**)	87% of loans expected to be collected from the borrower are to foreign counterparties.
(2)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.

               Allowance for Loan Losses
               As discussed in Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support for Loans”, all loans by Eksportfinans are supported by or extended against guarantees issued by, or claims on, certain specific types of entities or collateral. Kommunekreditt’s loans to municipalities and counties are not guaranteed or otherwise credit enhanced due to the fact that Norwegian municipalities and counties cannot be declared bankrupt. See Item 4.B. “Business Overview— LOANS — Municipality Lending — Credit Support”. Kommunekreditt’s loans to companies, however, are extended against guarantees from municipalities, the Norwegian central government counties or banks.
               Guarantees from banks, which comprise the major type of credit support for loans by Eksportfinans, and recently, but still to a minor extent, also to Kommunekreditt, also cover the obligation of the borrower to pay default interest.
               Guarantees from the Guarantee Institute typically do not cover any default interest. However, guarantees from the Guarantee Institute would cover the principal interest rate of the loan agreement from the due date until payment is made under the guarantee. Accordingly, if a loan guaranteed by the Guarantee Institute defaults, the guarantee will cover the principal interest rate or actual cost of funds from the due date under the loan agreement until payment is made under the guarantee.
               The Company reviews all non-performing loans for impairment on a quarterly basis. The Company has incurred no loan losses to date. As a result, no specified or unspecified loan loss provisions have been made to cover losses arising from circumstances existing at December 31, 2005.
               Foreign Outstandings
               The following table sets forth cross-border outstandings to borrowers in foreign countries where aggregate outstandings to each country exceed 1% of the Company’s total assets at December 31, 2005. Additionally, it sets forth under “Other Countries” the aggregate outstandings for countries which each represent between 0.75% and 1% of total assets. Outstandings consists of loans, securities and receivables. Guaranteed amounts are reflected as outstandings in the country of the guarantor. These amounts are primarily outstanding against foreign banks.

	Year ended December 31,
	2005	2004

(NOK million)	Outstanding

Great Britain	7,432	4,665
Denmark	5,507	—
Germany	4,882	4,003
Spain	4,785	1,494
Italy	4,018	3,800
Australia	3,631	2,288
Holland	3,626	3,355
Sweden	2,948	1,900
Ireland	2,032	—
USA	1,944	2,071
Portugal	1,510	2,104
Japan	—	1,136
Other countries (1)	3,685	2,863

(1)	Represents countries where outstandings are between 0.75% and 1% of total assets. Canada, Finland and France as of December 31, 2005 and Canada, France, and Iceland as of December 31, 2004.
               FINANCIAL GUARANTEES
               Eksportfinans issues financial guarantees in connection with cross-border leasing and export transactions. The beneficiary is normally the foreign lessor or a buyer of capital goods exported from Norway. In the latter case, the financial guarantee will be various contract bonds to support the exporter. In all such financial guarantees Eksportfinans has full recourse to prime international or Norwegian banks.
               FINANCIAL INVESTMENTS
               We have a significant portfolio of financial investments that are classified for risk management purposes into three portfolios as shown in the table below. We make these investments in order to have a second source of liquidity in addition to our funding programs, as well as to increase Eksportfinans interest income and returns. Securities consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds and highly rated asset-backed securities and some bonds issued by unrated Norwegian savings banks.

Book Value of securities:	Year ended December 31,
(NOK millions)	2005	2004	2003	2002	2001

Trading securites	16,760	13,618	15,651	12,610	4,977
Securities available for sale	32,781	22,416	23,852	23,198	23,508
Securities held to maturity	289	302	847	841	1,064

Total	49,830	36,336	40,350	36,649	29,549

               Trading securities
                    Trading securities consist of securities, which are traded in a regulated market and which have been acquired for trading and yield-enhancement purposes.
               Securities available for sale
               We classify the majority of our securities as “available for sale”. These securities may be sold in response to or in anticipation of changes in market conditions or if the Company has the need for liquidity in addition to that provided for by our funding programs.
               Securities held to maturity
               We classify a small portfolio of securities in respect of which we have the positive intent and ability to hold them to maturity as “held to maturity.” These are primarily held for yield-enhancing purposes.
               See also notes 1(L), 5, 16 and 29 to our financial statements for more information about our financial investments.
               Financial guarantees — credit default swaps
               Credit default swaps are transactions between two parties, under which one party sells protection against certain defined credit events related to a third party (the “reference entity”) against payment. Eksportfinans has entered into credit default swap agreements since 1998, mainly as an alternative to investing in ordinary bonds. The reference entities for each of these contracts are major international banks, provinces and countries in accordance with the general guidelines and principles for credit risk at Eksportfinans. See note 35 to our financial statements.
               RATINGS
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
               Under the Financial Institutions Act, a financial group and the financial institutions within that financial group must be licensed by the Norwegian Government. The articles of association of a financial institution must be approved by the Ministry of Finance and Customs. The respective articles of association of Eksportfinans and Kommunekreditt, among other things, provide for the Company’s management through the Board of Directors’ supervision and control, the Council of Representatives and the Control Committee. See Item 6. “Directors, Senior Management and Employees”.
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
               The Norwegian local governments (including municipalities, counties, and companies whose debt is guaranteed by local governments) borrow between NOK 30,000 million and NOK 35,000 million a year including refinancing. Total outstanding long-term debt of Norwegian local governments at year-end 2005 was approximately NOK 214,000 million (NOK 6,000 million increase from 2004), of which Kommunekreditt’s market share was approximately 40%. Between 30% to 40% of local government debt is obtained through the issuance of bonds and certificates. The remaining 60% to 70% is shared between specialized financial institutions (nearly 90%) and banks (approximately 10%), of which Kommunekreditt’s market share is approximately 34%. Kommunekreditt competes with both private and public financial institutions in the local government sector. Kommunalbanken AS which is 80% owned by the Norwegian Government, is the main Norwegian competitor to Kommunekreditt. For the smaller municipalities, Kommunekreditt is an alternative to other financial institutions as a source of funds. For the larger municipalities, Kommunekreditt competes with the capital markets as a source of funds. See also Item 7.B. “Related Party Transactions” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk”.
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
     D. PROPERTY, PLANTS AND EQUIPMENT
               Eksportfinans owns 68.2% of an office building in Oslo, Norway, in which its offices have been located since 1980. Eksportfinans utilizes approximately 60% of the portion of the building owned by it and leases the remainder to third parties. Kommunekreditt leases office space in Trondheim, Norway.
Item 4A. UNRESOLVED STAFF COMMENTS
          None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
               The principal source of the Company’s revenue is the interest earned on its assets and capital, and the Company’s principal expense is the cost of its debt obligations, including interest, related borrowing costs and underwriting commissions. With respect to certain types of government-supported lending, the Company’s net lending rates and borrowing costs (after receipt of government compensatory payments) are defined by an arrangement with the Norwegian Government, which is designed to provide the Company with a fixed profit margin on its government-supported lending business. See Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”. The Company also offers credit terms in commercial loan transactions that are based on prevailing market conditions.
     A. OPERATING RESULTS
               Results of Operations
               The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. Interest rates and average total assets affect interest income and interest expense during the year.
               As of December 31, 2005, approximately 50.3% (46.9% in 2004) of the Company’s assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, all borrowings are converted to floating-rate (3 or 6 months)

borrowings, mainly in U.S. dollars, but also in euro and Norwegian kroner. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Average interest earning assets were higher than average interest bearing liabilities as of December 31, 2005. The difference can be looked upon as equity-funded assets. As the equity of the Company is denominated in NOK, fluctuations in interest rates in NOK may affect the return on equity-funded assets to some extent.
               During 2005 the average Norwegian kroner short-term Norwegian Interbank Offered Rate (NIBOR) interest rate increased about 0.3% from 2004. From 2003 to 2004 the average Norwegian kroner short-term NIBOR interest rate fell about 2.0%.
               During 2005 the average short-term U.S. dollar London Inter-Bank Offered Rate (LIBOR) interest rate increased about 2.0%. From 2003 to 2004 the average short-term U.S. dollar interest rate increased about 0.6%.
               Fluctuations in foreign currency rates, especially fluctuations in the U.S. dollar/NOK exchange rate and to a lesser extent the euro/NOK exchange rate, affect the level of total assets shown on the Company’s balance sheet. We translate the amount of assets denominated in foreign currencies into Norwegian kroner at the respective currency exchange rates prevailing on the date of our balance sheet.
               We translate foreign currency items in the statement of income at the relevant rates on the date of settlement of the transaction. During 2005, Norwegian kroner depreciated 12% against the U.S. dollar. From 2003 to 2004 the Norwegian kroner appreciated 10% against the U.S. dollar.
               Net interest income decreased in 2005 compared to 2004 due primarily to lower margins earned on lending and liquidity investments. This decrease, coupled with a significant increase in our assets, resulted in a return on assets of 0.29% in 2005, down from 0.37% in 2004.
               Net interest income decreased in 2004 compared to 2003 due to the lower average Norwegian kroner short-term NIBOR interest rate. Fluctuations in interest rates in NOK may affect the return on equity-funded assets to some extent. The return on assets was 0.37% in 2004, down from 0.44% in 2003.
               In addition to net interest income, net income is affected by the net gains and/or losses on securities and foreign currencies, commissions earned and paid and total operating expenses. Changes in these factors are discussed following the table below.

	For the year ended December 31,
	2005	2004	2003
	(NOK million)	(NOK million)	(NOK million)
Total interest and related income	3,285	2,525	2,267

Total interest and related expenses	(2,929)	(2,123)	(1,824)

NET INTEREST INCOME	356	402	443

Commissions earned and income related to banking services	7	6	17
Commissions paid and expenses related to banking services	(5)	(5)	(6)

Net gains on securities	9	50	33
Net gains (losses) on foreign currencies	2	(8)	7

Total	11	42	40

Other operating income	2	4	5
Salaries and other administrative expenses	(149)	(120)	(119)
Depreciation	(14)	(13)	(14)
Other operating expenses	(26)	(13)	(14)

Total operating expenses	(187)	(142)	(142)

NET INCOME BEFORE TAXES	182	303	352

Income taxes	(54)	(84)	(101)

NET INCOME	128	219	251

               There was an increase in both gross income and gross expenses from 2004 to 2005 and from 2003 to 2004. The main reason for the increase in 2005 compared to 2004 in gross income and gross expenses was the increase in the average short-term U.S. dollar LIBOR interest rate, the increase in the average Norwegian kroner short-term NIBOR interest rate and the increase in overall average assets. The main reasons for the increases in gross income and gross expenses from 2003 to 2004 were the increase in both the average short-term U.S. dollar LIBOR interest rate and overall average assets.
               There was an increase in total interest and related income from 2004 to 2005 and from 2003 to 2004. Total interest and related income in 2005 was NOK 3,285 million, compared to NOK 2,525 million in 2004, an increase of NOK 760 million, or 30.1%. In 2004, total interest and related income increased by NOK 258 million, or 11.4% compared to 2003. Changes in total interest and related income are specified in the following paragraphs. See Item 5.A. “Operating and Financial Review and Prospects — Operating Results — Changes in net interest income — Volume and rate analysis”.
               Interest and commissions on loans increased by NOK 384.9 million, or 25.5%, from 2004 to 2005, and increased by NOK 299.2 million, or 16.4%, from 2003 to 2004. The main reason for the increase from 2004 to 2005 is an increase in the average short-term U.S. dollar LIBOR interest rate the increase in the average Norwegian kroner short-term NIBOR interest rate and an increase in overall average assets. The decrease from 2003 to 2004 was primarily due to an increase in both the average short-term U.S. dollar LIBOR interest rate and overall average assets.
               Interest on deposits, reverse repos, bonds and certificates increased by NOK 375.1 million, or 36.9%, from 2004 to 2005, and by NOK 98.3 million, or 10.7%, from 2003 to 2004 The 2005 and 2004 increases were primarily due to the increase in the average short-term U.S. dollar LIBOR interest rate, the increase in the average Norwegian kroner short-term NIBOR interest rate and overall average assets. See Item 5A. “Operating and Financial Review and Prospects — Operating Results — Changes in net interest income — Volume and rate analysis”.
               Total interest and related expense in 2005 was NOK 2,930 million compared to NOK 2,123 million in 2004 and NOK 1,824 million in 2003. Interest and commissions on the Company’s debt increased by NOK 807 million (38.0%) from 2004 to 2005 and by NOK 299 million (16.4%) from 2003 to 2004. In 2005, there was an increase in gross expenses as compared to 2004. The main reasons for this were an increase in the average short-term U.S. dollar LIBOR interest rate, the increase in the average Norwegian kroner short-term NIBOR interest rate and overall average assets. In 2004, there was an increase in gross expenses as compared to 2003. The main reasons for this were an increase in both the average short-term U.S. dollar LIBOR interest rate and overall average assets. See Item 5A. “Operating and Financial Review and Prospects — Operating Results — Changes in net interest income — Volume and rate analysis”.
               The Company’s net interest income is composed of interest income on equity-funded assets and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2005 was NOK 355.7 million, an 11.6% decrease from net interest income of NOK 402.4 million in 2004. The decrease was mainly due to the lower margin on lending and liquidity investments.
               Commissions earned and income related to banking services amounted to NOK 6.6 million in 2005, compared to NOK 5.7 million in 2004 and NOK 17.0 million in 2003. These commissions consist of income on issued credit default swaps and guarantees to our clients. The decline in 2004 compared to 2003 is due to reduced guarantee volumes related to credit default swaps, followed by a small increase in the volume of guarantees to our clients from 2004 to 2005.
               The Company experienced a net gain on investments and foreign currencies of NOK 11.3 million in 2005, a net gain of NOK 42.1 million in 2004 and a net gain of NOK 39.7 million in 2003. The year-to-year variations are principally the result of gains and losses on investments and foreign currencies that reflect current market conditions. The net gain in 2005 consisted of a gain on investments of NOK 9.0 million (a gain of NOK 49.7 million in 2004 and gain of NOK 33.3 million in 2003) and a gain of NOK 2.3 million on foreign currencies (a loss of NOK 7.7 million in 2004 and a gain of NOK 6.4 million in 2003). As of December 31, 2005, the Company’s net foreign currency position amounted to USD 2 million (USD 3 million in 2004 and USD 1 million in 2003).

               Salaries and administrative expenses totaled NOK 148.4 million in 2005, an increase of NOK 28.0 million from the 2004 figure of NOK 120.4 million. The increase was primarily due to expenses incurred by the restructuring project, including consultant assistance for IT systems and changes to workprocesses, as well as costs related to the eFunding project. The figure in 2004 increased by NOK 1.9 million from NOK 118.5 million in 2003. The increase was primarily due to the development of IT systems and higher personnel cost.
               Net income before taxes was NOK 181.6 million in 2005, a decrease of 40.1% compared to NOK 303.2 million in 2004, an decrease of NOK 48.3 million, or 13.8%, compared to 2003. The decrease in 2005 was mainly due to a lower margin on lending and liquidity investments, lower gains on investments and general administrative expenses. The decrease in 2004 was mainly due to a fall in Norwegian interest rates. The effect of this was a reduced return on equity-funded assets.
               The Company’s total taxes for 2004 were NOK 53.4 million, an effective income tax rate of 29%, compared to NOK 84.4 million (28%) in 2004 and NOK 100.6 million (29%) in 2003.
               Net income after taxes in 2005 was NOK 128.2 million, a decrease of NOK 90.6 million, or 41.4%, from a corresponding figure of NOK 218.8 million in 2004. Net income after taxes in 2004 represented a decrease of NOK 32.4 million, or 12.9%, from 2003 net income after taxes of NOK 251.2 million.
               Eksportfinans declared dividends of NOK 115.3 million in 2005 compared to dividends of NOK 196.8 million in 2004 and NOK 200.9 million in 2003. Dividends per share were NOK 760 in 2005.

Average balance sheet and net interest income

	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	(mill NOK)	(mill NOK)%		(mill NOK)	(mill NOK)%		(mill NOK)	(mill NOK)%
Cash, bank deposits, repo with credit institutions	3,736	140	3.75%	3,128	80	2.54%	5,271	97	1.84%
Municipal and county loans	47,914	1,030	2.15%	40,957	869	2.12%	31,881	719	2.26%
Export-related loans	26,115	1,017	3.89%	21,258	633	2.97%	21,917	635	2.90%
Debt securities	41,484	1,092	2.63%	41,266	933	2.26%	39,716	804	2.02%
Other related income		7			10			10

Total interest earnings assets	119,248	3,285	2.75%	106,609	2,525	2.35%	98,785	2,266	2.28%
Non-interest earnings assets	366			285			572

Total average assets and interest income	119,615			106,895			99,356

Commercial paper *	1,891	48	2.55%
Bond debt net of reacquired debt	113,308	2,798	2.47%	101,463	2,069	2.03%	94,372	1,775	1.88%
Subordinated debt and capital contribution securities	1,545	62	3.99%	1,618	31	1.92%	1,703	32	1.89%

Other related expenses		22			23			16

Total interest bearing liabilities	116,745	2,930	2.49%	103,081	2,123	2.03%	96,074	1,824	1.88%
Non-interest bearing liabilities	188			1,141			790

Total average liabilities and interest expence	116,933	2,930		104,222	2,123		96,864	1,824

Shareholders’ equity	2,681			2,673			2,492

Total average liabilities and shareholders’ equity	119,615			106,895			99,356

Net interest earnings **		356			402			442
Net yield on interest-earning assets ***			0.26%			0.32%			0.40%

*	Commercial paper included in bond debt for the years 2004 and 2005

**	Difference between total interest income and total interest expense.

***	Difference between average rate on total interest earning assets and total interest bearing liabilities.
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

	2005/2004 Change due to			2004/2003 Change due to
(mill NOK)	increase/(decrease) in:			increase/(decrease) in:
	Total change	Volume	Rate	Total change	Volume	Rate
Interest receivable
Cash, bank deposits and reverse repos with credit institutions	61	15	46	(18)	(40)	22
Municipal and county loans	161	148	13	150	205	(55)
Export-related loans	384	145	239	(2)	(19)	17
Debt securities	158	5	153	129	31	98
Other related income	(4)	(4)	—	—	—	—

Total interest receivable	760	309	451	259	177	82

Interest payable
Commercial paper	48	48	—	—	—	—
Bond debt net of reacquired debt	730	242	488	293	133	160
Subordinated debt and capital contribution securities	30	(1)	31	(1)	(2)	1
Other related expences	(2)	(2)	—	7	7	—

Total interest payable	806	287	519	299	138	161

Movement in net interest income
(Decrease)/increase in interest receivable	760	309	451	259	177	82
Decrease/(increase) in interest payable	(806)	(287)	(519)	(299)	(138)	(161)

Net interest income	(46)	22	(68)	(40)	39	(79)
               The Company had loan commitments at year-end totaling NOK 27,700 million, NOK 7,505 million in 2004 and NOK 3,790 million in 2003. Commitments for government-supported loans represented 16%, 41% and 20% of total commitments outstanding as of December 31, 2005, 2004 and 2003, respectively, while commercial loans represented 84%, 59% and 80% as of the same dates. The reasons for the increase in loan commitments in 2005 were, among other things, favorable interest rates under the government-supported financing scheme and more competitive financing terms for commercial loans, although there was a relative shift towards government-supported financing, and high activity in certain Norwegian export industry sectors. See Item 4.B. “Business Overview — LOANS — Export Lending — Loan Commitments”.
               Increases or decreases in loan commitments and disbursements from year to year may not necessarily be indicative of trends in credit demand. It has been the Company’s experience that disbursements made under government-supported loan commitments occur in installments over a period of several years, in contrast to commercial loans, which are generally disbursed in one amount. Loan commitments and disbursements under government-supported loan commitments are also affected by the timing of the signing of the underlying commercial contract and the delivery schedule agreed. The drawdown period for government-supported loans can be as long as five to seven years for export credits. Commercial loans are normally disbursed during the same calendar year that the loan application is filed.
               Total loan disbursements were NOK 22,449 million in 2005, compared with NOK 25,269 million in 2004, and NOK 18,134 million in 2003. Loan disbursements for export transactions amounted to NOK 11,205 million compared with NOK 12,136 million in 2004 and

NOK 5,906 million in 2003. Loan disbursements for municipal and county transactions amounted to NOK 11.244 million compared with NOK 13,133 million in 2004 and NOK 12,228 million in 2003. Loan disbursements for export transactions in 2005, 2004 and 2003 also included loans acquired from shareholders amounting to NOK 2,875 million, NOK 6,581 million and NOK 4,456 million, respectively. These loans were principally dollar-denominated loans to the shipping and offshore oil and gas sectors.
               Export transaction loans accounted for NOK 29,6 billion, or 36,4% of total loans outstanding at December 31, 2005, as compared with NOK 22.8 billion, or 33,5% of total loans outstanding in 2004. Municipal and county transaction loans accounted for NOK 51.7 billion, or 63.5% of total loans outstanding at December 31, 2005, as compared with NOK 45.2 billion, or 66.5% of total loans outstanding at December 31, 2004.
               Export transactions
               The demand for loans from Eksportfinans is primarily driven by general macro-economic factors and the competitiveness of the loans offered. Key macro-economic factors include the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflects our relatively low cost of funds, low operating costs and favorable credit rating, as well as the terms of the various programs we administer on behalf of the Norwegian Government. Eksportfinans experienced a continued high level of demand for new loans in 2005.
               In 2005, 2.3% of the total export transaction loans disbursed were government-supported loans (5.0% in 2004 and 10.9% in 2003), while 97.7% were commercial loans (95.0% in 2004 and 89.1% in 2003). The percentage of commercial loans disbursed has remained high over the last few years mainly due to reductions in subsidy levels for government-supported export credits, both as a result of reduced availability of subsidies and the convergence of subsidized and market interest rates. The reduction in subsidy levels has led the Company to continue to place greater emphasis on the marketing and development of commercial loans. The Company’s credit rating has continued to allow access to funding in the domestic and international capital markets at a competitive cost, which has enabled us to provide Norwegian companies with commercial financing alternatives.
               In 2005, of the total loan disbursements of export transactions, ship financing represented 27.4% of the disbursements (17.0% in 2004 and 47.3% in 2003), capital goods represented 4.5% (11.4% in 2004 and 16.8% in 2003) and loans to international export-related activities represented 68.1% (71.6% in 2004 and 35.9% in 2003). The increase in outstanding loans to international and export-related activities in 2005 is due to two large transactions guaranteed by a syndicate of Norwegian and international banks. See Item 4.B. “Business Overview — LOANS — Company Analysis of Loan — Composition of Loans”.
               As of December 31, 2005, loans for ship financing represented 24.3% of total export transaction loans outstanding (30.2% and 39.2% as of December 31, 2004 and 2003, respectively). Loans for capital goods as of December 31, 2005, comprised 18.6% of total export transaction loans outstanding (25.1% and 27% as of December 31, 2004 and 2003, respectively). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 57.0% of total outstanding export transaction loans (44.7% and 33.7% as of December 31, 2004 and 2003, respectively). See Item 4.B. “Business Overview — LOANS — Company — Analysis of Loans — Composition of Loans”.
               Municipal and county transactions
               The local authority sector represents a substantial portion of the Norwegian economy and thus represents a potentially large market for the Company. The net operating results of Norwegian municipalities after deduction of their expenditures, installments and interest expenses, generally show profit. The Company believes that this is a positive indication of the financial freedom of action of the municipalities and counties and shows how strong their operating economy is. The income of the counties is, to a much larger degree than the income of the municipalities, dependent on the transfer of funds from the Norwegian central government. Hence the counties’ operating results are generally lower than the operating results for municipalities.
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
               At December 31, 2005, Kommunekreditt’s total outstanding loans amounted to NOK 51.7 billion, up NOK 6.4 billion compared to December 31, 2004. Repayments in 2005 amounted to NOK 4.8 billion, with gross disbursements of new loans in 2005 equal to NOK 11.2 billion. For the municipal/county sector in total the debt increase in 2005 is estimated to have been NOK be 6 billion. Kommunekreditt increased its share of the total market from 22% to 24% in 2005.
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
               Fair value
               The Company’s trading portfolio, which consists of debt and debt-related securities and the funding of these securities, is recognized at fair value on the balance sheet. The Company uses price quotes on the investments in the trading portfolio on a regular basis. The fair value of the funding in the trading portfolio is based on discounted future cash flows.
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
          Discount rates used to estimate the fair value of the funding in the portfolio comprise quoted interest rate curves and estimated spreads reflecting the Company’s current funding level. A change in the estimated spreads would have a relatively minor impact on the estimated fair value because the funding is short-term. The Company also has a high credit rating and has a history of only minor changes in the spread to the yield curve from one period to another. The trading portfolio’s interest rate risk sensitivity is disclosed under Item 11. “Quantitative and Qualitative Disclosure about Market Risk — Interest Rate Risk”.
          The above text describes the estimation of fair values that affect, or may affect, net income. Note 29 to our financial statements describes estimation and discloses estimates regarding fair value of all of the Company’s financial instruments.
          Pensions
          The Company operates defined benefit pension schemes, details of which are given in note 9 to the financial statements. The pension cost for these schemes is assessed in accordance with the advice of a qualified actuary, using the projected unit method. Variations from the regular cost are allocated over the expected average service lives of current employees. Provisions for pensions arise when the profit and loss account charge exceeds the contribution to the scheme as a result of actuarial valuations. These provisions will be eliminated over the estimated service lives of the employees. To determine the pension cost, the Company uses actuarial values of pension assets and liabilities, which involve estimates and assumptions concerning factors such as employee life expectancy, earnings growth and pension increases. If different estimates had been chosen, the cost recognized in the accounts could have been significantly altered.
          U.S. GAAP Reconciliation
          The above discussion is based on the Company’s financial statements, which are prepared on the basis of Norwegian GAAP. Generally accepted accounting principles in Norway vary in certain significant respects from accounting principles generally accepted in the United States. The application of generally accepted accounting principles in the United States would have affected net income for each of the three years in the period ended December 31, 2005 and shareholders equity as of December 31, 2005 and 2004 to the extent summarized in Note 34 to the audited consolidated financial statements. Note 34 also includes a discussion of the principal differences between Norwegian GAAP and U.S. GAAP that are relevant to the Company’s financial statements.

          U.S. GAAP net income in 2005 was NOK 0.4 billion higher than net income reported under Norwegian GAAP. In 2004 and 2003 net income under U.S. GAAP was, respectively, NOK 0.7 billion higher and NOK 1.9 billion lower than under Norwegian GAAP. These differences were primarily due to unrealized gains and losses on derivatives recorded under U.S. GAAP. Under Norwegian GAAP, the Company applies deferral (hedge) accounting. Under U.S. GAAP, the Company has chosen not to apply hedge accounting for any of the derivatives due to the strict requirements in relation to the documentation of hedging relationships. Therefore, all derivatives held by the Company are treated as trading instruments and measured at fair value with changes in fair value recognized in current-period earnings. See Note 34 to the financial statements for a further discussion of the difference in treatment of derivatives under U.S. and Norwegian GAAP. Estimated fair values vary from year to year due to interest rate movements and other market conditions. See Note 29 for a further description of fair value estimation methods and also a table with fair values of all of the Company’s financial instruments. In view of the Company’s hedging policy and practices, changes in the fair value of derivatives should not be viewed in isolation, because related and opposite changes occur in the fair value of assets and liabilities hedged by derivatives.
          On January 26, 2006, the Financial Accounting Standards Board (FASB) issued an Exposure Draft that would provide companies with the option to report selected financial assets and liabilities at fair value with any changes in fair value included in earnings. This is expected to increase consistency in accounting between U.S. GAAP and International Financial Reporting Standards (“IFRS”, formerly known as IAS). The Company expects to adopt the guidance at the time of the Company’s adoption of IFRS on January 1, 2007. Under the proposals more instruments will be measured at fair value and changes in fair value of these will occur with opposite value from the derivatives. The expected impact of taking this option is a reduced volatility in net income. As discussed above, changes in the fair value of derivatives is viewed in isolation under present U.S GAAP.
          Future Norwegian accounting developments
          The European Commission issued a regulation in 2002 requiring all listed companies to adopt IFRS in their consolidated financial statements by 2005. Norway has an agreement with the EU that makes this Regulation mandatory also for Norwegian companies. The Regulation gives member states an option to postpone the implementation of IFRS until 2007 for companies that have only listed debt securities. Norway has adopted the postponement option. Eksportfinans has only listed debt securities and the company is therefore planning to adopt IFRS in its consolidated financial statements by 2007. The Company has decided to apply the fair value option for measurement of most of the items on the balance sheet. Eksportfinans is in the process of further reviewing the impact of IFRS on the accounts. The main differences between IFRS and present accounting policies concern the treatment of financial instruments. Under IFRS, more instruments will be measured at fair value than under to the traditional method of historical cost. This is expected to result in greater volatility in net income under IFRS than under present Norwegian GAAP.

     B. LIQUIDITY AND CAPITAL RESOURCES
          General
          The Company finances its operations through the Company’s equity capital and through borrowings in the Norwegian and the international money and capital markets.
          In June 2005, after about three months of development, we launched the pilot version of our innovative platform for the execution of structured private placements, called “eFunding”. The goals of eFunding are to provide for straight-through-processing of the very complex details of each issue from the arranging party through our treasury system and to our accounting system, allowing for a highly automated process as well as significantly lower operational risks. Eksportfinans believes it has secured the necessary intellectual property rights over eFunding.
          Commercial paper borrowings
          Commercial paper borrowings in 2005 were primarily made through the Company’s U.S. and euro commercial paper programs and through the issuance of Norwegian krone-denominated certificates in Norway. As of December 31, 2005, the Company’s commercial paper programs allowed for maximum borrowings of approximately USD 5,000 million (approximately NOK 33,840 million), and the combined average amount outstanding under those programs for the year was USD 544 million (NOK 3,682 million). Commercial paper borrowings (related to short-term commercial paper programs) outstanding as of December 31, 2005, 2004 and 2003 were NOK 2,500, NOK 4,921 million and NOK 15,393 million, respectively.
          Bond borrowings
          Senior funding
          In 2005, the Company raised the equivalent of NOK 45,087 million in notes (including structured and non–structured notes) in various currencies. The Company made these bond borrowings through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depends, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk — Asset and Liability Risk Management”. The Company’s total bond debt (including structured and non–structured notes) at December 31, 2005, 2004 and 2003 was NOK 130,927 million, NOK 99,512 million and NOK 84,258 million respectively. See note 21 to the financial statements for information concerning the composition of the Company’s bond borrowings by currency.
          We intend to use the net proceeds from each issue of notes for our general corporate purposes.

          Eksportfinans’ euro medium-term note program facilitates borrowings in a variety of currencies and with different repayment structures, with any maturity as may be agreed between the Company and the relevant purchaser, and as indicated in the applicable final terms. The program size is USD 20 billion with the most recent update dated July 1. 2005. At December 31, 2005, USD 16,157 million was outstanding under this program, compared to USD 10,600 million at year-end 2004.
          A U.S. medium-term note program was established in June 2004, under which USD 3,925,388,000 was outstanding as of December 31, 2005.
          In the Australian market, the Company has an AUD 2,000 million medium-term note program. As of December 31, 2005, no notes were outstanding under this program.
          The Company is registered as a borrower in the domestic Japanese market through a securities registration statement providing for a primary and secondary shelf. As of December 31, 2005, JPY 42.074 million out of JPY 500 billion was drawn under the secondary shelf.
          Subordinated Loan Capital / Core Capital
          In December 1995, the Company issued JPY 15 billion in 20-year subordinated debt through a private placement in Japan.
          In February, 2003, Eksportfinans issued GBP 50,000,000 Non-cumulative Undated Step-Up Capital Contribution Securities the (Capital Contribution Securities). Interest is payable on the securities, subject to certain conditions, annually in arrears at a rate of 5.918% with respect to the period from and including the issue date to, but excluding, February 19, 2013. Thereafter, interest on the securities will be payable quarterly in arrears at a rate of 2.32% above three-month LIBOR. The securities may be redeemed at the option of Eksportfinans in whole on February 19, 2013 or on any interest payment date thereafter or in the event of certain tax or regulatory changes affecting Eksportfinans, in each case subject to prior approval from the Norwegian Banking Insurance and Securities Commission. The securities are listed on the Luxembourg Stock Exchange.
          Liquidity
          Eksportfinans has substantial liquidity reserves in the form of financial investments based on Eksportfinans’ funding and on repayments of loans with shorter maturity than the underlying funding. This ensures that Eksportfinans, to a large extent, has sufficient funds to cover loan approvals given for future disbursements. Consequently, Eksportfinans maintains a satisfactory liquidity position in funds of varying maturities. Liquid reserves typically generate positive margins for Eksportfinans. Eksportfinans invests in money market instruments, such as commercial paper, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds and asset backed securities. The issuers of securities or deposit-taking institutions accepted by Eksportfinans for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. See Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support for Loans”.

          The following table sets forth the maturities of the note debt (including subordinated debt and Capital Contribution Securities, and after deducting the carrying amount of debt securities repurchased by Eksportfinans), loans and long-term investments of Eksportfinans as of December 31, 2005, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2005, plus the difference between the amounts of maturing loans/investments and the amounts of maturing bond debt) of Eksportfinans based on bond debt/long-term investments and loans outstanding at such date.

			Long-Term
	Long-Term	Loan Receivables	Investments	Cumulative
	Debt Maturing (4)	Maturing (5)	Maturing	Liquidity (5)
		(NOK millions)

Short-term liquidity at December 31, 2005 (1)				50,022.7
2006	25,814.1	34,292.2	0.0	58,500.8
2007	29,114.3	5,245.3	75.0	34,706.8
2008	31,430.5	5,270.2	0.0	8,546.4
2009	15,977.9	4,453.8	0.0	(2,977.7)
2010	6,826.7	10,095.4	92.1	383.1
2011	1,574.5	5,725.3	0.0	4,533.9
2012	2,030.2	3,093.7	0.0	5,597.4
2013 (2)	3,929.7	1,348.5	0.0	3,016.2
2014	1,421.0	919.6	0.0	2,514.8
2015 (3)	2,290.7	1,003.4	121.8	1,349.3
Thereafter	8,870.8	9,938.1	0.0	2,416.6

Total	129,280.4	81,385.5	288.9	2,416.6

(1)	Short-term liquidity is comprised of the sum of our investments and receivables less the amount of our commercial paper liabilities.

(2)	Includes Eksportfinans’ GBP 50 million Capital Contribution Securities, which are redeemable from February 13, 2013.

(3)	Includes the JPY 15 billion subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations.

(4)	Net of our repurchases of Eksportfinans’ debt securities. The column includes single- and multi-callable issues. These issues have been categorized by expected maturity dates.

(5)	Long-term loans with adjustable rates make up a large portion of Kommunekreditt’s loans. Kommunekreditt may change the rate of interest with 14 days’ notice, upon which the borrower may accept the new interest rate or repay the loan. Loans with fixed interest rates may be subject to extraordinary repayments at the end of the agreed period. (See Item 4.B. “Business Overview — LOANS — Export Lending — Type of Financing” and “Business Overview — LOANS — Municipal Lending — Types of Financing”.) Due to the terms and conditions related to the interest rate structure and option to terminate, the funding of these loans have maturities that match the expected maturity. In this table these loans are classified in maturity bands using expected maturity.
          We anticipate that a portion of our cumulative liquidity will in the future be invested in new long-term assets and also that we will undertake further financing.

          Capital Adequacy
          Capital adequacy is calculated in accordance with the prevailing regulations in force from the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview - Supervision and Regulation”. Under these regulations, the capital adequacy requirement is 8%. As of December 31, 2005, Eksportfinans’ capital adequacy ratio was 13.1%, compared with 17.1% on December 31, 2004.
          The table below gives details of the Company’s risk-weighted balance sheet and off-balance sheet items:

	December 31,
(NOK millions)	2005		2004
	Book value	Weighted value	Book value	Weighted value
Assets
Loans to and receivables due from credit institutions	9,851	1,838	2,443	347
Loans to and receivables due from customers	73,607	15,640	64,809	13,262
Securities	33,070	6,504	22,718	4,432
Intangible assets	22	0	23	0
Fixed assets	127	127	122	122
Other assets	33	33	100	61
Prepayments and accrued revenues	740	118	471	63

Total assets excluding trading portfolio	117,450	24,260	90,686	18,287

Off-balance sheet items:
Financial derivatives		1,623		1,694
Other off-balance transactions		1,499		1,031

Total off-balance sheet items		3,122		2,725

Total risk-weighted value of banking portfolio		27,382		21,012
Total risk-weighted value of trading portfolio		2,942		2,317
Foreign currency exchange risk		54		26

Total		30,378		23,355

(1) As of December 31, 2005, offsetting items under capital adequacy regulations reduced the total of risk-weighted balance sheet and off-balance sheet items with NOK 776 million.
          Details of the Company’s risk capital, risk capital as a percentage of risk-weighted balance sheet and off-balance sheet items, and the composition of the Company’s core capital are provided in the tables below:

	December 31,
(NOK millions)	2005		2004

Core capital	2,992	9.85%	2,970	12.70%
Additional capital (subordinated loan capital)	996	3.28%	1,019	4.40%

Total risk capital	3,988	13.13%	3,989	17.08%

	December 31,
(NOK millions)	2005	2004

Share capital	1,594	1,594
Balance sheet equity	984	971
Capital Contribution Securities	449	445
Intangible assets	(22)	(23)
Prepaid pension cost	(13)	(17)

Total core capital	2,992	2,970

     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Eksportfinans is developing a platform called “eFunding” for a straight-through process of funding transactions with the goal to automate the process and reduce administrative resources and operational risks. See “Item 5.B. — General”.
     D. TREND INFORMATION
          General
     There is a trend towards an increase in the total number of loan applications received by the Company. A consequence of this is likely to be growth in the Company’s total assets. To the extent that there is a growth in risk-weighted assets above that of core capital, which may happen if most of the loan commitments are translated into disbursed loans, there will be a further decline in the corresponding capital adequacy ratio. Due to the expected growth in total assets and improved funding costs, we believe that the operating results and the return on equity may improve. However, the trend of increased number of loan applications may not lead to a corresponding growth in assets because at the time of an application the underlying export contract is not concluded and may not be consummated.
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

          As stated in Item 4 we believe that the municipal lending market is likely to continue to grow in the years ahead, but the growth ratio may slow down compared to the years 2000 — 2005 (i.e. in the range of an average of 4 — 8 % annually). The total market as at year-end 2004 is estimated to be NOK 213 billion (USD 35 billion).
          Kommunekreditt is offering a range of products and services that have proven to satisfy market demands. In the years 2001 – 2005, average growth in outstanding loans averaged more than 20% annually. Although refinancing of existing loans has been an important contributor to the growth, the main increase in outstanding loans is based on increases in the total market size. At year-end 2005 our share of the total market was estimated to be 24% (34% of the market for specialised institutions). Our market share of new loans is considerably higher, between 35 — 40% of the total market. On this basis, we believe that it is still possible to increase our market share.
          Funding
          In line with general trends in the markets, over the first several years of this decade, Eksportfinans experienced gradually less favorable funding rates, measured as a margin to U.S. dollar LIBOR. This applied to larger public transactions as well as smaller private placements. This trend was reversed in 2003 and the reversal continued through 2004 and 2005. See Item 5.B “Liquidity and General Resources – General”. During 2006, we expect that funding rates in public markets might become less favorable for borrowers on average, but that our overall cost of borrowing will improve as a result of our very active structured private placement activities.
     E. OFF BALANCE SHEET ARRANGEMENTS
          Except as disclosed under Item 5. F., the Company has not entered into any transactions, arrangements or other relationships with unconsolidated entities or other persons that have or are reasonably likely to have a current or future material effect on liquidity or the availability of or requirements for capital resources. As discussed above under Item 5.A “Operating Results – Accounting Developments – Future U.S. Accounting Developments”, the Company invests in asset backed securities issued by other entities, however these investments do not provide exposure to absorbing the majority of the entities’ potential losses or to receiving the majority of the expected residual returns. Eksportfinans has relationships with variable interest entities in the form of fully guaranteed lending to certain special purpose entities. Given the fully guaranteed nature of this lending, the resulting variable interest is not significant. Management does not consider consolidation of these entities to be reasonably possible.
          Kommunekreditt owns 50% of the shares in KommuneKonsult AS. KommuneKonsult AS is a consulting firm, which is organized as a limited liability company under Norwegian law, with core competencies of advising municipalities, counties and governmental enterprises. The accounts are not fully consolidated, but are equity accounted.

     F. CONTRACTUAL OBLIGATIONS AND CONTINGENT COMMITMENTS
          The table below gives details of the contractual long-term obligations and commercial commitments of the Company as of December 31, 2005.

(in NOK millions)		Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Bond debt (1)	127,839.3	25,814.1	60,525.1	22,804.6	18,695.5
Operating leases	14.9	0.9	1.8	1.9	10.3
Other liabilities (2)	1,577.8	1,227.4	22.8	31.0	296.6

Total	129,432.0	27,042.4	60,549.7	22,837.5	19,002.4

	Amount of Commitment Expiration per Period

Other commercial
commitments	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Commercial loan commitments	27,699.6	13,514.1	14,029.6	155.9
Credit default swaps and guarantees	5,381.5	393.4	1,060.6	550.1	3,377.4

Total	33,081.1	13,907.5	15,090.2	706.0	3,377.4

(1)	Bond debt is categorized by expected maturity. Note 32 to the financial statements provides further information regarding the first possible call-date of the Company’s bond debt.

(2)	Payments due after one year represent deferred taxes and prepaid interest rate subsidies received from the government in connection with a government supported loan given from Eksportfinans to a borrower. See Item 4.B. “Business Overview — LOANS — Export related loans”.
Information on the nature of the Company’s bond debt obligations and operating lease commitments is provided in notes 21 and 36 to the financial statements, respectively.
Our commercial commitments are explained in note 35 to the financial statements.
As of December 31, 2005 the Company had no outstanding purchase obligations.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     A. DIRECTORS AND SENIOR MANAGEMENT
          The principal executive officers and the directors of Eksportfinans are and have been since December 31, 2005:

Name	Title

Erik Borgen	Chairman of the Board and Director
Tor F. Johansen	President and Chief Executive Officer
Baard Syrrist	Vice Chairman of the Board and Director
Leif Johan Laugen	Director
Live Haukvik Aker	Director
Tor Østbø	Director elected by the employees
Bodil Hollingsæter	Director
Cato A. Holmsen	Director
Gunvor Ulstein	Director
Arnfinn Vognild	Alternate Director elected by the employees

Arnulf Arnøy	Executive Vice President
Olav Tore Breilid	Executive Vice President, Treasury
Jens Olav Feiring	Executive Vice President & General Counsel
Cecilie Haarseth	Executive Vice President, Financial Control
Bjarne Jensen	President and Chief Operating Officer of Kommunekreditt
Elise Lindbæk	Senior Vice President, Head of Corporate Information
Ole Jacob Lund	Executive Vice President IT, Human Resources & Administration
          Mr. Erik Borgen became a member of the Board of Directors in 2001 and has served as Vice Chairman since May 2002. He was re-elected in 2003, and his term as Vice Chairman expired in March 2004, at which point he was elected as Chairman. He is Executive Vice President and Head of the Corporate Division of DnB NOR Bank ASA. Mr. E. Borgen holds directorships with DnB Næringsmegling AS, DnB Kapitalforvaltning AS, NORUM — Nordic Russian Management Company Ltd. and DnB Finans AS.
          Mr. Baard Syrrist became a member of the Board of Directors in 2001. Until November 2004, he was Managing Director of NORDEA Bank Norge ASA, Executive Vice President of Nordea and head of Retail Norway. Mr. Syrrist is a member of the Board of Directors of the Norwegian Financial Services Association. He was elected Vice Chairman on April 9, 2003. He was re-elected for a two year term as member and Vice Chairman of the Board of Directors in 2005.
          Mr. Leif Johan Laugen became a member of the Board of Directors in 2005 and his term expires in 2007. He is a Manager in Fokus Bank ASA.

          Mr. Cato A. Holmsen became a member of the Board of Directors in 1995, and served as Vice Chairman from March 2001 to May 2002. He was re-elected in 2003, and his term expires in March 2005. He was re-elected in 2005 and his term expires in 2007. He is a partner in FSN Capital Holding AS, FSN Capital Holding II AS, FSN Capital Partners AS and holds directorships with Eiendomspar AS, Fesil ASA, Grieg International I and II AS, Grieg Shipping II AS, Gurta Metals AG, Kongsberg Automotive ASA, NorgesGruppen ASA, Schibsted ASA together with the subsidiary companies Aftenposten AS, Tennant Metallurgical Group Ltd. and Victoria Eiendom AS.
          Ms. Gunvor Ulstein became a member of the Board of Directors in 2003, and her term expires in 2005. She was re-elected in 2005 and her term expires in 2007. She was Managing Director of Ulstein Mekaniske Verft Holding ASA and Ulstein Shipping AS.
          Ms. Bodil Palma Hollingsæter became a member of the Board of Directors in 2004, and her term expires in 2006. She is a Manager in Economy & Finance of Sparebanken Møre. Mrs. Hollingsæter holds directorships with Ålesund og Giske Tunnel- og Bruselskap AS.
          Ms. Live Hakvik Aker became a member of the Board of Directors in 2004 and her term expires in 2006. She was President and CEO of Goodtech ASA from 2001 until January 1, 2006.
          Mr. Tor Østbø was elected by the employees to become a member of the Board of Directors in 2005 and his term expires in 2007. He is a Senior Vice President of Eksportfinans ASA, where he has been employed since 1982.
          Mr. Arnfinn Vognild was elected by the employees to become an alternate member of the Board of Directors in 2005 and his term expires in 2007. He is a Senior Vice President of Kommunekreditt Norge AS, where he has been employed since1982.
          Mr. Tor F. Johansen became President and Chief Executive Officer of the Company in 1991, and has served as a Director since 1991. He joined Eksportfinans in 1977, became Executive Vice President, Corporate Finance and Treasury Section in 1982 and Deputy Chief Executive Officer in 1985.
          Mr. Jens O. Feiring joined Eksportfinans in 1974 as Legal Advisor. Since 1981, he has served as an Executive Vice President, Legal Section. Effective April 1, 2002, he was appointed Deputy Chief Executive Officer and served in that capacity until April 2005. As a consequence of the restructuring in 2005, Mr. Feiring is now head of Group Legal & Compliance.
          Mr. Olav Tore Breilid joined Eksportfinans in 1995 as a Senior Vice President in the Treasury Section. He was appointed Executive Vice President and Head of Treasury Section effective April 1, 2002.
          Ms. Cecilie Haarseth joined Eksportfinans in 1986 as a manager in the Financial Control and Administration Section. Since April 2005, she has served as Executive Vice President, Financial Control.

          Mr. Arnulf V. Arnøy, Executive Vice President, joined Eksportfinans in 1991 and was responsible for risk management, analysis and control of credit risk and credit exposure from 1991 to 1998. He became Head of Strategic Planning and Development/IT and Information Section in 1999 and since December 2003, he has acted as Head of Lending and Strategic Planning. He was appointed January 1, 2006 as President and Chief Operating Officer in Kommunekreditt Norge AS and Deputy CEO of Eksportfinans ASA.
          Mr. Ole Jacob Lund joined Eksportfinans in 1979 as Financial Advisor in the Treasury Department. In 1990 he was appointed Senior Vice President of the Corporate Finance Department, and in 1991 he was appointed Executive Vice President and head of the Lending Section until 2003 when he was assigned to a project to IT projects. Effective form April 2005 he was appointed Head of IT, Human Resources and Administration.
          Mrs. Elise Lindbæk joined Eksportfinans in 1991 as a manager in the Export Lending Department. She worked in the Treasury Department in 1996-1997 and returned to the Lending Department until 1999 when she joined the Communications Department. Mrs. Lindbæk was appointed Senior Vice President and Head of Corporate Communications in 2003 and became secretary to the Group Management Board. Effective from April 2005, Mrs. Lindbæk is secretary to the Board of Directors.
          Mr. Bjarne Jensen joined Kommunekreditt as President and Chief Operating Officer in 1993. Effective January 1, 2006 Mr. Jensen retired. Mr. Arnulf Arnøy succeeded Mr. Jensen as President and Chief Operating Officer of Kommunekreditt Norge AS effective January 2006.
          Eksportfinans believes there are no family relationships between any of the above officers or directors, nor are there any arrangements or understandings under which any of these officers or directors was elected to serve. Certain of Eksportfinans’ directors are also directors and/or officers of certain of Eksportfinans’ shareholders.
          Mr. Borgen, Mr. Syrrist, Mr. Laugen, and Ms. Hollingsæter were appointed/elected directors as owner representatives. Mr. Borgen was re-elected in 2006 for a one-year term, Ms. Hollingsæter was re-elected in 2006 for a one-year term and Ms. Live Haukvik Aker was re-elected in 2006 for a one-year term.
     B. COMPENSATION
          The total compensation the Company paid to the Board of Directors and executive officers as a group (12 persons) in the year ended December 31, 2005 was NOK 8.3 million. In 2005, compensation the Company paid to Tor F. Johansen, President, Chief Executive Officer and Director, was NOK 2.1 million.
          The total compensation for 2005 the Company paid to the executive officers (five persons) was NOK 7.3 million. The total compensation the Company paid to the directors in 2005 (seven persons) was approximately NOK 0.9 million. (Mr. Johansen is both a director and an executive officer.) The total compensation we paid to members of the Council of Representatives (15 persons) in 2005 was approximately NOK 0.2 million. The total compensation we paid to members of the Control Committee (four persons) was NOK 0.2 million. The total compensation we paid to members of the Audit Committee (three persons) was NOK 0.1 million.
          In 1999, Eksportfinans introduced an incentive scheme that includes all employees. The incentive scheme bases the total amount to be distributed on a formula relating to achieved return on equity compared to the risk free rate of interest. The incentive scheme provides for Eksportfinans to distribute amounts partly in relation to salaries and partly on a discretionary basis. The total amount paid under the scheme in 2005 was NOK 3.6 million.
          The aggregate amount the Company paid for pension, retirement or similar benefits for all executive officers (the members of the Group Management Board) as a group (five persons) in the year ended December 31, 2005 was NOK 2.3 million. There are no such benefits for the directors.
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
          Executive Management
          The President has responsibility for the day-to-day conduct of Eksportfinans’ business, subject to standing instructions issued by the Board of Directors and approved by the Council of Representatives. The President of Eksportfinans is empowered to grant loans of up to NOK 400 million. Credits may be approved by the President in amounts greater than NOK 400 million upon prior notification to the Board of Directors. The President has established a Group Management Board consisting of Mr. Arnulf Arnøy, Executive Vice President & Deputy CEO, Mr. Olav Tore Breilid, Executive Vice President, Mr. Olav Einar Rygg, Executive Vice President and Mrs. Cecilie Haarseth, Executive Vice President which meets on a regular basis. The Board of Directors appoints executive officers to serve until resignation, death or removal by the Board.
          Council of Representatives
          The senior supervisory body of Eksportfinans is the Council of Representatives, which acts in a general way as a supervisory body meeting twice a year, and appoints members of the Board of Directors and the Company’s auditors.
          The Council of Representatives has 13 members and 5 alternates. The shareholders of the Company elect 12 members and 4 alternates. One member and one alternate are appointed by and among the employees. The Council members and alternates serve for two-year terms.
          Eight members of the Council of Representatives or their alternates constitute a quorum, and action by the Council requires a vote of half of the members (or alternates) present.
          As of December 31, 2005, the following persons served as members on the Council of Representatives:
          Frode Alhaug became a member of the Council of Representatives in 2003. He was elected Chairman the same year, and was elected to serve until March 2007.
          Kristin Normann became a member of the Council of Representatives in 1997. She has served as Vice Chairman from 1999, and was elected to serve until March 2007.
          Kari Broberg became a member of the Council of Representatives in 1996, and was elected to serve until March 2006.
          Einar Enger became a member of the Council of Representatives in 1996, and was elected to serve until March 2006.
          Harry Konterud became a member of the Council of Representatives in 2002, and was elected to serve until March 2006.
          Nina Lohne became a member of the Council of Representatives in 2003, and was elected to serve until March 2006.
          Sandra Riise became a member of the Council of Representatives in 2001, and was elected to serve until March 2006.
          Elisabeth Krokeide became a member of the Council of Representatives in 2001, and was elected to serve until March 2006.
          Per Andreas Berg became a member of the Council of Representatives in 2001, and was elected to serve until March 2007.
          Harald Ellefsen became an alternate member of the Council of Representatives in 2003. In March 2005 he became a member and was elected to serve until March 2007.
          Benedicte Schilbred Fasmer became a member of the Council of Representatives in 2005, and was elected to serve until March 2007.
          Finn Haugan became a member of the Council of Representatives in 2005, and was elected to serve until March 2007.
          Trond Tostrup became a member of the Council of Representatives in 2005, and was elected to serve until March 2007.

          Update of members of the Council of Representatives:
          Harry Konterud was re-elected in 2006 to serve until March 2008.
          Sandra Riise was re-elected in 2006 to serve until March 2008.
          Elisabeth Krokeide was re-elected in 2006 to serve until March 2008.
          Kari Broberg resigned her position in March 2006.
          Einar Enger resigned his position in March 2006.
          Nina Lohne resigned her position in March 2006.
          Claudine Smith became a member and was elected to serve until March 2008.
          Jørn Pedersen became a member and was elected to serve until March 2008.
          Tellef K. Tellefsen became a member and was elected to serve until March 2008.
          As of December 31, 2005, the following persons served as alternate members on the Council of Representatives:
          Claudine Smith became an alternate member of the Council of Representatives in 2000, and was elected to serve until March 2006.
          Jørn Pedersen became an alternate member of the Council of Representatives in 2001, and was elected to serve until March 2007.
          Kjell Ove Bratseth became an alternate member of the Council of Representatives in 2003, and was elected until March 2007.
          Lisbeth Nærø became a member of the Council of Representatives in 2005, and was elected to serve until March 2007.
          Tellef K. Tellefsen became a member of the Council of Representatives in 2003, and was elected to serve until March 2006 as an alternate.
          Update of alternate members of the Council of Representatives:
          Lisbeth Nærø resigned her position as alternate member in March 2006.
          Claudine Smith resigned her position as alternate member in March 2006.

          Jørn Pedersen resigned his position as alternate member in March 2006.
          Tellef K. Tellefsen resigned his position as alternate member in March 2006.
          Toril Eidesvik became an alternate member of the Council of Representatives in 2006, and is elected until March 2008.
          Monica Salthella became an alternate member of the Council of Representatives in 2006, and is elected until March 2008.
          Arvid Jensen became an alternate member of the Council of Representatives in 2006, and is elected until March 2008.
          Jostein Djupvik became an alternate member of the Council of Representatives in 2006, and is elected until March 2008.
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
          As of December 31, 2005 the following persons served on the Control Committee:
          Kristin Normann became a member of the Control Committee in 1997. She has served as Vice Chairman from 1997, as Chairman from 2003, and was elected to serve until March 2007.
          Kjell Ove Bratseth became an alternate member in 2003, and was elected to serve until March 2007.
          Harald Ellefsen became a member of the Control Committee in 2000, and was elected to serve until March 2006.
          Terje Skullerud, became an alternate member of the Control Committee in 2001, and was elected as a member and Vice Chairman in 2003 to serve until March 2007.
          Update of members of the Control Committee:

          Harald Ellefsen was re-elected as a member in 2006 to serve until March 2008.
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
          None of the members of the Board of Directors, Council of Representatives or Control Committee is party to any contract providing for any benefits upon termination. The President has a severance package covering salary and other remuneration for 18 months in the event that the Company terminates his employment. Each of the other executive officers has an arrangement with Eksportfinans under which such executive officer, upon a termination, will receive 15 months’ payment.
          The Board of Directors has formed an Audit Committee, which operates pursuant to a charter approved by the Board of Directors. The Audit Committee has been appointed by the Board of Directors to assist the Board in monitoring:
· the integrity of the Company’s financial statements,
· the independent auditor’s qualifications and independence,
· the performance of the Company’s internal audit function and independent auditors and
· the compliance by the Company with legal and regulatory requirements.
          As of December 31, 2005, the Audit Committee consisted of Cato A. Holmsen, Live Haukvik Aker and Bodil Hollingsæter. As of December 31, 2005, Bodil Hollingsæter acted as the financial expert, independent of management.
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
          The chief executive officer determines the compensation of the Company’s other employees, within economic limits set by the Board of Directors.

     D. EMPLOYEES
          As of December 31, 2005, the Company had 94 employees, all of whom are located in Norway.

Employees	Eksportfinans	Kommunekreditt	Total

2003	90	10	100
2004	96	10	106
2005	81	13	94

          During the years 2003 and 2004 we implemented various IT projects related to financial control and funding and treasury activities. These projects entail further automatization of our operations intended to increase our operating efficiency. Following on from those projects, management comprehensively reviewed our internal processes and routines with an aim to improve our efficiency, to increase our marketing and to become more focused and competitive in our export lending and municipality lending businesses.
          In response to this review, on February 18, 2005 our Board of Directors approved the implementation of a restructuring plan involving, among other things, a reduction in staff and expenses estimated at NOK 38 million including consultant assistance for IT systems and changes to work processes in 2005. NOK 13.5 million was allocated to severance pay packages for redundant personnel. During 2005, 21 persons applied for and were granted severance pay packages. Two persons resigned their positions outside the severance pay package scheme and two people retired having reached the age of retirement. Several persons were also hired during 2005.
     E. SHARE OWNERSHIP
          As of the date of this annual report, no director, executive officer, member of the Council of Representatives or Control Committee owned shares in the Company. No options to purchase equity securities from the Company were outstanding as of that date.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
     A. MAJOR SHAREHOLDERS
          As of the date of this annual report, the following shareholders owned Eksportfinans’ share capital:

	No. of
Shareholder	Shares	%

DnB NOR Bank ASA	60,701	40.0

Nordea Bank Norge ASA	35,220	23.21

The Norwegian State	22,765	15.00
Fokus Bank ASA	12,276	8.09

23 other banks	20,803	13.7

Total	151,765	100.00

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
          On December 5, 2003, DnB Holding ASA, owning all the shares in DnB ASA, and Gjensidige NOR ASA, owning all the shares in Union Bank of Norway, merged, with DnB Holding ASA as the acquiring company. On January 19, 2004, Den norske Bank ASA and Gjensidige NOR Sparebank ASA (Union Bank of Norway) merged, with Union Bank of Norway as the acquiring company. The merged bank was named DnB NOR Bank ASA and owned, after the merger, 47.21% of the shares in Eksportfinans. During 2005 DnB NOR Bank ASA sold 4.13% of the shares of Eksportfinans to Sparebanken Øst. As of December 31, 2005, the Norwegian State owned 34% of the share capital of DnB NOR Bank ASA. As of the same date, the Norwegian state directly and indirectly held 28.6% of the share capital of Eksportfinans.
          DnB NOR Bank ASA, Nordea Bank Norge ASA, Fokus Bank ASA, and two minority shareholders holding an aggregate of 71% of the shares of Eksportfinans have entered into a shareholders’ agreement among themselves providing for mutual rights of first refusal in the event that any one or more of them desires to dispose of its shares in the Company.
     B. RELATED PARTY TRANSACTIONS
          In the normal course of business, certain of Eksportfinans’ shareholders (see Item 7.A. “Major Shareholders”) extend guarantees in connection with loans made by Eksportfinans. See Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support for Loans”. This includes the Norwegian Government, which holds 15% of our outstanding shares, and also indirectly or directly guarantees some of the loans we make. For further information on the composition of guarantees, see Item 4.B. “Business Overview — LOANS — Company — Analysis of Loans — Credit Support”. The borrowers pay commissions in consideration of such guarantees directly to the shareholders.
          Under the 108 Agreement, the Norwegian Government guarantees Eksportfinans a fixed profit margin between revenues on loans and costs on borrowings covered by the agreement. This is achieved by fixing reference rates on all borrowing and lending covered by the agreement. See discussion under Item 4.B. “Business Overview – LOANS – Export Lending – Arrangement with the Norwegian Government”.
          Eksportfinans from time to time also enters into agreements to acquire loans from shareholders and some other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for these purchases. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2005, 2004 and 2003, Eksportfinans acquired loans from its shareholders amounting to NOK 2,875 million, NOK 6,581 million and NOK 4,456 million respectively.
          From time to time Eksportfinans’ shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholder’s behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, indemnifying Eksportfinans for any liability that may incur under the Eksportfinans guarantee. The request for a guarantee is due to the need for a guarantee given by a triple A-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’ shareholders is permitted by the articles of association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 1,194 million, Eksportfinans has recourse to such shareholders with full payment indemnification.
          The commercial effect is that the selling bank retains the risk premia associated with the credit in return for issuing the guarantee, while Eksportfinans earns a margin comparable to that received on its other commercial loans.
          In addition, in the normal course of business, Eksportfinans deposits funds and engages in other transactions with its shareholder banks on normal commercial terms. As of December 31, 2005, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 3,604 million. These transactions were recorded on market terms.
          In connection with Eksportfinans’ lending activity, as of December 31, 2005, our shareholders had provided guarantees for an amount of NOK 11,139 million. The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.

          Our transactions with related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and did not involve more than the normal risk of collectibility or present other unfavorable features.
          As of December 31, 2005, two loans totaling NOK 310 million were outstanding from Eksportfinans to companies of which Eksportfinans’ board members, members of the Control Committee or chairman of the Council of Representatives are board members. As of December 31, 2005, loans totaling NOK 543 million were outstanding to two Norwegian municipalities of which Kommunekreditt’s board members, members of the Control Committee or chairman of the Council of Representatives are board members. See note 28 to the financial statements.
          As of December 31, 2005, the Company had NOK 72 million in loans outstanding to employees (primarily mortgage loans), which, in accordance with the generally accepted practice of financial institutions in Norway, bear interest at rates below those prevailing in the market. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.
          See Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”.
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
Item 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS
          Based on financial information provided by Bloomberg L.P., the tables below set forth for the periods indicated the high and low closing prices for Eksportfinans’:
•	1.80% JPY notes due 2010,

•	3.375% USD notes due 2008,

•	4.375% USD notes due 2009,

•	5.2625% USD notes due 2019

•	5.75% USD notes due 2006, and

•	4.75% USD notes due 2008.
          The 5.75% USD notes due 2006, the 3.375% USD notes due 2008, the 4.75% USD notes due 2008, the 4.375% USD notes due 2009 and the 1.80% JPY notes due 2010 are listed on the Luxembourg Stock Exchange.
1.80% JPY notes due 2010*

		High	Low
2000 (beginning May 11)		101.74	97.85
2001		107.34	101.23
2002		108.84	103.43
2003		110.57	103.00
2004		106.83	102.98
2005		106.89	104.01

2004	First quarter	106.83	105.21
	Second quarter	105.71	102.98
	Third quarter	105.55	103.46
	Fourth quarter	105.02	104.89
2005	First quarter	106.34	105.41
	Second quarter	106.86	106.05
	Third quarter	106.79	104.85
	Fourth quarter	105.02	104.01

2005	September	106.13	104.86
	October	104.95	104.51
	November	105.02	104.01
	December	104.91	104.44
2006	January	104.83	104.33
	February	104.33	103.33
	March (through March 20)	103.48	102.83

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers.
3.375% USD notes due 2008*

		High	Low
2004		99.82	99.29
2005		99.47	97.23

2005	First quarter	99.47	97.65
	Second quarter	99.09	98.02
	Third quarter	98.65	97.65
	Fourth quarter	97.84	97.23

2005	September	98.66	97.87
	October	97.84	97.44
	November	97.59	97.23
	December	97.60	97.30

2006	January	97.71	97.40
	February	97.32	97.14
	March (through March 20)	97.36	97.10

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers.
4.375% USD notes due 2009*

		High	Low
2004	Second quarter (from June 16)	103.64	99.87
2005		102.21	98.50
2005	First quarter	102.21	99.40
	Second quarter	101.93	99.94
	Third quarter	101.22	99.57
	Fourth quarter	99.74	98.5
2005	September	101.20	99.82
	October	99.74	98.92
	November	99.18	98.50
	December	99.11	98.64
2006	January	99.26	98.64
	February	98.48	98.03
	March (through March 20)	98.26	97.74

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers.
4.75% USD notes due 2008*

		High	Low
2005	November	100.27	99.80
	December	100.24	99.86
2006	January	100.31	99.79
	February	99.66	99.25
	March (through March 20)	99.45	99.00

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers.
5.2625% USD notes due 2019*

		High	Low
2004		99.40	96.33
2005		101.71	93.29

2005	First quarter	101.71	95.92
	Second quarter	99.73	95.37
	Third quarter	97.86	95.19
	Fourth quarter	95.93	93.29

2005	September	97.66	95.84
	October	95.78	93.76
	November	95.18	93.29
	December	95.93	93.95
2006	January	98.83	94.68
	February	96.09	94.57
	March (through March 20)	95.63	94.43

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers.
5.75% USD notes due 2006*

	High	Low
2001 (beginning June 12)	104.57	98.55
2002	110.14	101.61
2003	111.95	107.35
2004	108.42	103.57
2005	103.59	100.45

		High	Low

2005	First quarter	103.59	102.14
	Second quarter	102.33	101.81
	Third quarter	101.74	100.93
	Fourth quarter	100.91	100.45

2005	September	101.37	100.93
	October	100.91	100.71
	November	100.69	100.54
	December	100.54	100.45

2006	January	100.45	100.28
	February	100.30	100.19
	March (through March 20)	100.19	100.13

*	Based on the Bloomberg Generic Price, a composite of price information provided by market makers.
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
               In order to change existing shareholders’ rights, the Public Limited Liability Company Act Section 5-20 requires unanimity from all shareholders. The Articles of Association are silent regarding this matter, which means that the Public Limited Liability Companies Act applies.
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
               In order to change existing shareholders’ rights, the Public Limited Liability Company Act Section 5-20 requires unanimity from all shareholders. The Articles of Association are silent regarding this matter, which means that the Public Limited Liability Companies Act applies.
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
     C. MATERIAL CONTRACTS
               Our only material contract is the 108 Agreement, entered into with the Norwegian Ministry of Trade and Industry. For more information, see Item 4B. “Business Overview — LOANS — Export lending — General — Arrangement with the Norwegian Government”.

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
               A non-Norwegian person not resident in Norway who holds Eksportfinans’ debt securities is not subject to Norwegian inheritance, gift or wealth tax unless such person operates a business through a permanent establishment in Norway and payments on such securities are attributable to such business. Norwegian inheritance and gift or wealth tax may, however, under certain circumstances be imposed on holders who are non-resident Norwegian citizens. Under the United States-Norway estate and inheritance tax treaty, a United States citizen or domiciliary who becomes liable to pay Norwegian inheritance or gift taxes generally will be entitled to credit against his U.S. estate or gift tax liability the amount of such Norwegian taxes.
               U.S. FEDERAL INCOME TAX CONSIDERATIONS
               The following summary describes certain U.S. Federal income tax consequences that may be relevant to the acquisition, ownership and disposition of notes issued by Eksportfinans. This summary addresses only U.S. Federal income tax considerations for holders that are initial purchasers of the notes pursuant to the relevant offering and that will hold the notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire the notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following:
•	financial institutions,

•	insurance companies,

•	dealers or traders in securities or currencies or notional principal contracts,

•	tax-exempt entities,

•	persons that will hold the notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes,

•	persons that have a “functional currency” other than the U.S. dollar,

•	persons that own (or are deemed to own) 10% or more (by voting power or value) of Eksportfinans’ stock,

•	regulated investment companies,

•	real estate investment trusts, and

•	partnership, pass-through entities or persons who hold the notes through partnerships or other pass-through entities.
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

               As provided in United States Treasury Regulations, certain trusts in existence on August 20, 1996 that were treated as United States persons prior to that date that maintain a valid election to continue to be treated as United States persons are also U.S. holders.
               A “non-U.S. holder” is a beneficial owner of a note that is not a U.S. holder. If a partnership holds a note, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding a note should consult your tax advisor regarding an investment in the notes under your particular situation.
               Tax Treatment of the Notes
               General
               Other than as set forth below under “— Notes treated as Contingent Payment Debt Instruments” and “— Notes treated as Forward Purchase Contracts”, the following discussion set forth the general U.S. Federal income tax consequences of investing in the notes.
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
               Foreign currency received as interest on a note will have a tax basis equal to its U.S. dollar value on the date the interest payment is received. Gain or loss, if any, realized by a U.S. holder on a sale or other disposition of the foreign currency will be ordinary income or loss and will generally be income from sources within the U.S. for foreign tax credit limitation purposes. Interest received by a U.S. holder will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit in your particular situation.
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
               Any gain or loss recognized by a U.S. holder in excess of principal exchange gain or loss recognized on the sale, exchange or retirement of a note will generally be U.S. source capital gain or loss. You should consult your own tax advisor with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that hold the notes for more than one year) and capital losses (the deductibility of which is subject to limitations).
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
               Notes treated as Contingent Payment Debt Instruments
               If a note is treated as a contingent payment debt instrument (a CPDI), the U.S. Treasury Regulations governing the treatment of a CPDI (CPDI Regulations) would cause the timing and character of income, gain or loss reported on a CPDI to differ substantially from the timing and character of income, gain or loss reported on a non-contingent payment debt instrument under general principles of current U.S. Federal income tax law. The CPDI Regulations generally require a U.S. holder of such an instrument to apply the “noncontingent bond method” which, as generally described below, requires a U.S. holder to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule regardless of the U.S. holder’s method of tax accounting and whether such U.S. holder has received any interest payments in that year. In general, any gain recognized on the sale, exchange, or retirement of a CPDI will be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).
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
               Special rules apply to the purchase of CPDIs at a discount or premium and prospective investors acquiring notes with such discount or premium should consult with their own tax advisors regarding such discount or premium. The application of the CPDI Regulations to the notes treated as contingent payment debt instruments is complex. You should consult with your own tax advisor regarding the applicability and consequences of the CPDI Regulations with respect to the notes of Eksportfinans.
               Notes treated as Forward Purchase Contracts
               General
               Eksportfinans intends to treat certain of its notes as forward contracts to purchase the underlying asset to which they relate for U.S. Federal income tax purposes. By purchasing such note, a U.S. holder will be deemed to have agreed to such treatment. The remainder of this discussion under “—Notes treated as Forward Purchase Contracts” assumes that these notes will be so treated. Eksportfinans will take the position that at the time of issuance of these notes the U.S. holder deposits irrevocably with Eksportfinans a fixed amount of cash equal to the purchase price of the notes to assure the fulfilment of such U.S. holder’s purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied on the stated maturity date of the relevant notes to satisfy that obligation. Although a U.S. holder will be obligated to treat the purchase price as a deposit for U.S. Federal income tax purposes, the cash proceeds that Eksportfinans will receive from the offering of such notes will not be segregated during the term of such note, but instead will be commingled with other assets of Eksportfinans.
               Coupon Payments
               Amounts denominated as coupon payments, if any, that are payable with respect to some of the notes treated as forward purchase contracts for U.S. Federal income tax purposes will be characterized as ordinary income, includible annually in a U.S. holder’s income in accordance with such holder’s method of accounting. Coupon payments received by a U.S. holder will be treated as foreign source income for the purposes of calculating its foreign tax credit limitation. The limitation on foreign taxes eligible for U.S. foreign tax credit is calculated separately with respect to specific classes of income. Recently enacted U.S. tax legislation has modified the rules with respect to the computation of the foreign tax credit. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisor regarding the availability of a foreign tax credit under your particular situation.
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
               Physical Settlement in Redemption of the Notes
               To the extent the terms of the notes provide for a physical settlement of the notes in shares and the conditions for physical settlement have been met under the terms of the notes, a U.S. holder will not recognize any gain or loss in respect of the notes (other than in respect of any cash received in lieu of any fractional shares). A U.S. holder will have an adjusted basis in any shares received equal to the purchase price of such notes. A U.S. holder’s holding period for any of the shares received will start on the day after the delivery of such shares.
               In the event Eksportfinans delivers cash in lieu of fractional shares, a U.S. holder will generally recognize short-term capital gain or loss in an amount equal to the difference between the amount of cash received in respect of the fractional shares and its basis in such shares determined by allocating the U.S. holder’s aggregate adjusted basis in the shares between the amount of cash received and the relative fair market value of the shares actually received.

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
               Backup Withholding and Information Reporting
               Backup withholding and information reporting requirements may apply to certain payments on the notes and proceeds of the sale, exchange or retirement of the notes to U.S. holders. Eksportfinans, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding, currently at a rate of 28% of such payment, if the U.S. holder fails to furnish the U.S. holder’s taxpayer identification number, to certify that such U.S. holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate may be subject to change each year. Certain U.S. holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-U.S. holders may be required to comply with applicable certification procedures to establish that they are not U.S. holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally may be claimed as a credit against such U.S. holder’s U.S. Federal income tax liability, provided that the required information is furnished to the IRS. You should consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining an exemption.
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
               The U.S. Federal income tax discussion set forth above is included for general information only and may not be applicable depending upon the particular situation of the holder of the notes. You should consult your own tax advisor with respect to the tax consequences to them of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in Federal or other tax laws.
     F. DIVIDENDS AND PAYING AGENTS
               Not applicable.

     G. STATEMENTS BY EXPERTS
               Not applicable.
     H. DOCUMENTS ON DISPLAY
               Eksportfinans is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and files periodic reports and other information with the United States Securities and Exchange Commission. Eksportfinans files its annual reports on Form 20-F and furnishes its interim reports on Form 6-K.
               You may read and copy any document that Eksportfinans has filed with or furnished to the SEC at the SEC’s public reference room at 100 F Street, N.W. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.
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
               As of December 31, 2005 and 2004, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options were NOK 266,423 million and NOK 237,966 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of Eksportfinans’ loans. See Item 4.B. “Business Overview — LOANS — Credit Support for Loans” and note 1(F) to the financial statements. To date, Eksportfinans has not experienced any losses as a result of any counterparty becoming insolvent or declared bankrupt. No significant adverse adjustments to settlements have taken place.
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

               Foreign Currency Exchange Risk
               As of December 31, 2005, Eksportfinans’ exposure to currencies other than the Norwegian kroner reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

	Balance sheet			Amount of net
	assets and			position covered by
NOK (thousands)	(liabilities)	Derivatives	Net position (1)	108 Agreement items (2)

USD	(35,413,935)	35,452,272	38,337	27,725
EUR	27,042,759	(27,031,898)	10,861	5,330
CAD	(5,987,686)	5,989,576	1,890	1,714
DKK	2,530,284	(2,528,125)	2,159	174
JPY	(30,721,352)	30,721,384	32	—
SEK	464,038	(463,685)	353	—
Other currencies	(19,516,967)	19,515,425	(1,542)	1,264

Total	(61,602,859)	61,654,949	52,090	36,207

(1)	Net position includes amounts covered by the 108 Agreement. See note 19 to the financial statements.

(2)	For more information, see Item 4.B. “Business Overview — LOANS — Arrangement with the Norwegian Government”.
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
               The Board of Directors has approved this currency risk and strategy and at the present time Eksportfinans can have aggregate net positions in foreign currencies equivalent to NOK 180 million (USD 27.0 million). Eksportfinans did not exceed this amount in 2005.
               The fair value effect on Eksportfinans’ financial portfolios due to a hypothetical adverse change of 10% in foreign currency exchange rates as of December 31, 2005 is estimated to be NOK 36.4 million. This arises from NOK 12.9 million in the long term trading portfolio, NOK 2.5 million in the short term trading portfolio and NOK 21 million in the non-trading portfolio. These estimates include all spot effects as well as future margin effects. All principal amounts are fully hedged and will thus not be affected by currency movements. The total exposure to currency exchange rates decreased by approximately NOK 15 million from the end of 2004 to end of 2005.

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
               We measure our exposure to interest rate risk according to the basis point value method. This measurement quantifies the change in the fair value of assets and liabilities that would result from a one basis point change in interest rates or one basis point widening of interest rate spreads. Basis point value shows whether an increase of 1/100 of 1% (or one basis point) in a market rate would yield a profit or loss, and of what magnitude.
               The table below displays the change in fair values given an increase in interest rates of 1% (100 basis points) on December 31, 2005. The interest rate exposure takes into account that interest rate fixings occur at different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However the interest rate exposure may be overestimated since it does not account for covariance between the selected interest points.
               The interest rate exposure relative to a one percentage point (100 basis points) increase is derived by multiplying the one basis point value by one hundred. The method does not account for possible convexity effects.

(NOK thousands)	1 month	3 months	1 year	5 years	Total
GROUP
Trading:
USD	(260)	(491)	(22)	(1,008)	(1,780)
EUR	964	1,032	(1,150)	(598)	248

Other than trading:
NOK	(10,236)	6,353	(2,659)	(9,265)	(15,807)
USD	1,389	1,116	(2,302)	30,987	31,190
EUR	(3,120)	1,501	(519)	(3,769)	(5,907)
Other currencies	(57)	163	(730)	846	222
               The table does not include the administrative interest rate risk and the interest rate risk related to non-interest earning assets. Administrative interest rate risk is defined as the risk inherent in non-maturing loans, where the Company maintains the right to change the interest rates on these items on a discretionary basis. Administrative interest rate risk arises when changes in market rates are not immediately reflected by changes in interest rate conditions on non-maturing assets. This is due to Eksportfinans’ discretionary fixing of interest rates on these assets. Under the 108 Agreement, currency and interest rate risk are fully covered by the Norwegian Government. Positions under the 108 Agreement are not included.

               The Company maintains a continuous assessment of market conditions in order to decide the level of exposure to interest rate changes. Eksportfinans aims to contain the level of exposure to interest rate changes. The exposure has been reduced with a shift in the composition towards the trading portfolios and by a shift towards increasing the maturity of the assets. The ongoing management of financial instruments is in accordance with Eksportfinans’ guidelines for asset and liabilities management and risk management. The management view on risk and return may at any time be reflected in a change in the overall level of exposure and in the shift in exposure from one portfolio to the other.
               The potential change in fair value that would have resulted from a hypothetical 1 percentage point increase in interest rates as of December 31, 2005 is NOK minus 1.5 million (NOK minus 8.9 million in 2004) in the trading portfolio and NOK plus 9.7 million in the non-trading portfolios (NOK minus 24.0 million in 2004). The total interest rate exposure decreased from NOK 32.9 million in 2004 to NOK 8.2 million in 2005.
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
               Not applicable.
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
               None.
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
               None.
Item 15. CONTROLS AND PROCEDURES
               Under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date. There have been no changes in our internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to affect materially, our internal controls over financial reporting.
Item 16.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
               As per December 31, 2005, Bodil Hollingsæter acted as the “audit committee financial expert”, independent of management.
Item 16B. CODE OF ETHICS
               Eksportfinans has a code of ethics that applies to Eksportfinans’ principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Eksportfinans has made its code of ethics publicly available on its internet website on www.eksportfinans.no.
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit fees consist of the following for the years ended December 31:

(NOK thousands)	2005	2004	2003

Audit fees	4,660	3,250	2,768
Audit-related fees (1)	423	458	115
Tax fees (2)	175	93	90

(1)	Fees related to IFRS-discussions, Sarbanes-Oxley Section 404 and implementation of a new General Ledger IT system.

(2)	Fees related to preparation of tax-reporting.
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
Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
               The Company did not repurchase any of its equity securities in 2005. Certain of its major shareholders transacted in its securities as described in Item 7.A.

PART III
Item 17. FINANCIAL STATEMENTS
               Not applicable.
Item 18. FINANCIAL STATEMENTS
               The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers AS, independent accountants, are incorporated by reference in this Item 18:

Item 19. EXHIBITS
1.1	Articles of Association (English translation)

2.1	Form of Indenture, dated as of February 1, 1996, between the Company and The Bank of New York (formerly United States Trust Company of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 2 to Form F-3 (No. 33-99538) filed with the SEC February 2, 1996)

4.1	Agreement Regarding Interest Equalization and Hedging for Eksportfinans’s Borrowing and Lending Commitments (the 108 Agreement) (English translation of Norwegian-language original)* (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 21, 2005)

7.1	Computation of ratio of earnings to fixed charges

8.1	Significant subsidiaries (incorporated herewith)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Independent Registered Public Accounting Firm

* Confidential treatment requested and the redacted material has been separately filed with the Commission.
               The total amount of long-term debt securities of the Company authorized under any instrument does not exceed 10% of the total assets of the Company. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Report of Independent Registered Public Accounting Firm
Report issued in accordance with the standards of the Public Company Accounting Oversight Board
To the Board of Directors of Eksportfinans ASA
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows present fairly, in all material respects, the consolidated financial position of Eksportfinans ASA at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Norway. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Norway and the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
Accounting principles generally accepted in Norway vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.
/s/ PricewaterhouseCoopers AS
Oslo, Norway
March 29, 2006

STATEMENTS OF INCOME

	For the year ended December 31,
	(NOK thousands, except per share data)
	2005	2004	2003

Interest and related income
Interest and related income on loans and receivables due from credit institutions	294,881	73,828	66,794
Interest and related income on loans and receivables due from customers	1,891,975	1,507,144	1,346,140
Interest and related income on securities	1,091,571	936,666	844,158
Other interest and related income	6,790	7,620	8,863

Total	3,285,217	2,525,258	2,265,955

Interest and related expenses
Interest and related expenses on commercial paper and bond debt	(2,824,660)	(2,068,660)	(1,775,175)

Interest and related expenses on subordinated debt	(33,647)	(13,414)	(11,974)
Interest and related expenses on capital contribution securities	(28,487)	(17,741)	(20,270)
Other interest and related expenses	(42,752)	(23,048)	(16,265)

Total	(2,929,546)	(2,122,863)	(1,823,684)

NET INTEREST INCOME	355,671	402,395	442,271

Income (losses) on investment in jointly controlled activity	(297)	(149)	(236)

Income (expenses):
Commissions earned and income related to banking services	6,559	5,655	16,963
Commissions paid and expenses related to banking services	(5,235)	(5,353)	(5,724)

Total	1,324	302	11,239

Gains (losses):
Net gains (losses) on securities	8,994	49,747	33,263
Net gains (losses) on foreign currencies	2,337	(7,671)	6,415

Total	11,331	42,076	39,678

Other Income (expenses):
Other operating income	1,792	4,385	5,038
Salaries and other administrative expenses	(148,427)	(120,434)	(118,481)
Depreciation	(14,157)	(12,890)	(14,066)
Other operating expenses	(25,589)	(12,471)	(13,702)
Loan losses	—	—	—

Total	(186,381)	(141,410)	(141,211)

INCOME BEFORE TAXES	181,648	303,214	351,741

Income taxes	(53,431)	(84,440)	(100,571)

NET INCOME	128,217	218,774	251,170

PER SHARE DATA:
Net income	0.845	1.442	1.655
Dividends	0.760	1.297	1.324
The accompanying notes are an integral part of these consolidated financial statements.

BALANCE SHEET

	As of December 31,
		(NOK thousands)
	2005	2004
ASSETS
Cash	5	5

Loans and receivables due from credit institutions	9,851,138	2,443,551

Loans and receivables due from customers	73,607,496	67,331,920

Securities issued by governments and municipalities	479,756	660,418
Securities issued by others	49,350,153	35,675,836

Total securities	49,829,909	36,336,254

Investments in jointly controlled activity	147	444

Intangible assets	21,864	22,798

Fixed assets	126,743	121,347

Other assets	1,829,179	2,701,257

Accrued interest receivable	651,210	373,759
Prepaid pension cost	17,174	23,650

Total prepayments and accrued revenues	668,384	397,409

TOTAL ASSETS	135,934,865	109,354,985

LIABILITIES
Deposits by credit institutions	159,064	—

Commercial paper debt	2,499,499	4,920,871
Bond debt	130,927,288	99,512,968
Re-acquired debt	(3,088,030)	(1,123,268)

Total borrowings through the issue of securities	130,338,757	103,310,571

Other liabilities	846,165	1,676,033

Accrued interest and other expenses	546,613	313,127

Pension liabilities	735	—
Other accrued liabilities	4,734	—
Deferred taxes	20,540	26,019

Accrued expenses and provisions	26,009	26,019

Subordinated debt	862,305	882,915

Capital contribution securities	578,806	582,050

TOTAL LIABILITIES	133,357,719	106,790,715

SHAREHOLDERS’ EQUITY
Share capital	1,593,532	1,593,532
Share premium reserve	162,462	162,462
Other equity	821,152	808,276

TOTAL SHAREHOLDERS’ EQUITY	2,577,146	2,564,270

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	135,934,865	109,354,985

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENTS OF CASH FLOW

	For the year ended December 31,
	(NOK thousands)
Cash flows from operating activities	2005	2004	2003
Net income	128,217	218,774	251,170

Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized losses (reversal of unrealized gains) on Securities	(12,034)	(25,970)	(10,611)
Depreciation	14,157	12,890	14,066
Income on investment in joint venture	297	149	236
Changes in operating assets and liabilities, excluding effects of acquisition:
Accrued interest receivable	(284,323)	(34,022)	56,244
Other receivables	(11,064)	(9,171)	2,943
Accrued liabilities	(398,085)	649,269	355,373
Other	9,714	7,575	(10,903)

Net cash provided by operating activities	(553,121)	819,494	658,518

CASH FLOWS FROM INVESTING ACTIVITIES:

Disbursements on loans	(22,449,297)	(25,268,664)	(18,133,683)
Principal collected on loans	10,175,651	14,981,544	9,938,051
(Increase)/decrease in financial investments	(9,418,762)	(333,525)	(4,590,795)
Purchases of fixed assets	(18,838)	(7,983)	(5,043)
Proceeds from sales of fixed assets	220	309	478

Net cash used in investing activities	(21,711,026)	(10,628,319)	(12,790,992)

CASH FLOWS FROM FINANCING ACTIVITIES:

Increase/(decrease) in commercial paper debt	(2,496,396)	(9,569,524)	(3,886,817)
Proceeds from issuance of bond debt	45,086,676	33,615,470	37,900,913
Principal payments on bond debt	(19,733,739)	(13,792,895)	(21,697,027)
Net decrease in preferred capital securities/capital contribution securities	(3,794)		(72,700)
Dividends paid	(196,839)	(200,937)	(83,015)

Net cash provided by financing activities	22,655,908	10,052,114	12,161,354

Effect of exchange rate changes on cash and cash equivalents	12,296	(8,604)	5,003

Net increase/(decrease) in cash and cash equivalents	404,057	234,685	33,883

Cash and cash equivalents at beginning of year	697,009	462,324	428,441

Cash and cash equivalents at end of year	1,101,066	697,009	462,324

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
Generally accepted accounting principles in Norway vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States of America would have affected shareholders’ equity as of December 31, 2005 and 2004 and net income as of and for the years ended December 31, 2005, 2004 and 2003 to the extent summarized in note 34 to the financial statements.
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Reclassifications have been made on the balance sheet. Loans to employees have been reclassified from other assets to loans and receivables due from customers. Funds received to be disbursed as official grants to mixed credits have been reclassified from bond debt to other liabilities. The figures from 2004 have been reclassified accordingly.

(C) Goodwill
Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized on a straight-line basis over five years, the estimated future periods to be benefited.
(D) Other intangible asset
Capitalized costs (software) in connection with new computer systems have been classified as intangible fixed assets. The Company computes depreciation for these items on a straight-line basis over the estimated future periods to be benefited.
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
To a smaller extent the Company uses credit default swaps. Credit default swaps that do not hedge the credit exposure of an investment are treated as guarantees issued. See note 1(R) for information on the accounting principle for guarantees issued and note 35 for information about credit default swaps.
(J) Fair value
Fair value estimates are generally subjective in nature and are dependent on a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller. The estimated fair value of all financial instruments is calculated based on valuation methods that are in accordance with Norwegian GAAP and U.S. GAAP.
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
(S) Guarantees issued
Fees are accrued on a straight-line basis over the period of the guarantee. The income effect of guarantees issued is included in the line item “Commissions earned and income related to banking services” in the income statement. The Company performs a review of each individual guarantee on a regular basis to determine whether any evidence of impairment exists.
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
Credit risk
Credit risk is the risk that a contract counterparty fails to meet its obligations.
Eksportfinans’s Articles require that all credits extended be made:
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
The maximum exposure relating to any one counterparty (on and off-balance sheet credit risk) was approximately NOK 4,590 million and NOK 2,827 million as of December 31, 2005 and December 31, 2004, respectively.
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

3. COMMISSIONS AND INCOME RELATED TO BANKING SERVICES
The statement of income line item “Commissions and income related to banking services” consists of the following for the years ended December 31:

(NOK thousands)	2005	2004	2003

Guarantee commissions	6,559	5,655	16,963

Total	6,559	5,655	16,963

Guarantee commissions relate to credit default swaps and other guarantees. See note 35.
4. COMMISSIONS PAID AND EXPENSES RELATED TO BANKING SERVICES
The statement of income line item “Commissions paid and expenses related to banking services” consists of the following for the years ended December 31:

(NOK thousands)	2005	2004	2003

Guarantee commissions	(142)	—	(7)
Fees in connection with banking services	(5,093)	(5,353)	(5,717)

Total	(5,235)	(5,353)	(5,724)

5. NET GAINS/(LOSSES) ON SECURITIES AND FOREIGN CURRENCIES
The valuation principles for securities and foreign currency positions are described in note 1. The following gains and losses have been recorded in the statements of income for the years ended December 31:
Securities:

(NOK thousands)	2005	2004	2003

Unrealized gains/(losses)	(12,033)	25,587	8,729
Realized gains/(losses)	21,027	24,160	24,534

Net gains/(losses)	8,994	49,747	33,263

Foreign currency:

(NOK thousands)	2005	2004	2003

Unrealized gains/(losses)	2,009	(7,628)	7,697
Realized gains/(losses)	328	(43)	(1,282)

Net gains/(losses)	2,337	(7,671)	6,415

6. OTHER OPERATING INCOME
The statement of income item line “Other operating income” consists of the following for the years ended December 31:

(NOK thousands)	2005	2004	2003

Rental income	1,726	4,221	4,877
Other income	66	164	161

Total	1,792	4,385	5,038

7. SALARIES AND OTHER ADMINISTRATIVE EXPENSES
The statement of income line item “Salaries and other administrative expenses” consists of the following for the years ended December 31:

(NOK thousands)	2005	2004	2003

Salaries, pension expenses and social security costs	92,537	88,119	84,510
Administrative expenses (*)	55,890	32,315	33,971

Total	148,427	120,434	118,481

(*) Includes expenses of 18 million related to changes in work processes and IT systems under the restructuring process the company carried out in 2005.
In 1999, Eksportfinans introduced an incentive scheme that includes all employees. The total amount to be distributed is based on a formula relating to achieved return on equity compared to the risk free rate of interest. The amounts are distributed partly in relation to salaries and partly on a discretionary basis.
8. REMUNERATION
Remuneration consists of the following for the years ended December 31:

(NOK thousands)	2005	2004	2003

Salaries and other remuneration to employees	60,734	61,406	55,634

Remuneration to Board of Directors	1,145	1,125	1,025
Remuneration to Committee of Representatives	338	349	340
Remuneration to Control Committee	321	485	392
Remuneration to Audit Committee	82	0	0

President (1):	2,983	2,729	2,369

Salary	1,564	1,509	1,464
Incentive agreement	400	225	0
Pension costs	865	839	728
Other taxable benefits	154	156	177

Audit fees:

Audit fees	4,660	3,250	2,768
Tax fees	175	93	90
Audit-related fees	423	458	151

(1) The President has a severance package covering salary and other remuneration for 18 months in the event that his employment is terminated by the Company. As of December 31, 2005 the President has a mortgage loan from the Company of NOK 1.3 million. The loan has the same terms as other loans to employees. The interest rate is 3.55 percent for NOK 1.1 million and 2.5 percent for NOK 0.2 million. The loan matures upon retirement.

9. PENSIONS
The Company’s defined benefit retirement plans cover substantially all of our employees. The plans are funded and managed through life insurance companies. Contributions by the Company are normally made annually. As part of the restructuring in 2005, Eksportfinans joined the Financial Services Industry Employers Association, (Finansnæringens Arbeidsgiverforening) which required the Company to adopt the Avtalefestet (CPA) pension plan for its remaining employees. Upon adoption of this plan, the Company incurred a pension obligation of NOK 3.714 million.
The components of net pension expense are as follows for the years ended December 31:

(NOK thousands)	2005	2004	2003

Present value of accrued pension rights	10,967	8,364	7,418
Interest cost on projected benefit obligation	7,300	6,580	6,143
Return on plan assets	(8,477)	(8,452)	(7,805)
Payroll tax of CPA	67	—	—
Amortization of changes in actuarial estimates and differences in actual and expected return on plan assets	1,325	862	1,330

Net pension expenses	11,182	7,354	7,086

A summary of the funded status of the plans, calculated in accordance with FAS No. 87, is as follows for the years ended December 31:

(NOK thousands)	2005	2004

Benefit obligation at beginning of year	(142,370)	(127,981)
Change in pension plan:
Initial obligation of CPA	(3,714)	—
Present value of accrued pension rights	(10,519)	(8,364)
Interest cost	(7,300)	(6,580)
Payroll tax of CPA	(67)	—
Actuarial gain/(loss)	(2,094)	(208)
Benefits paid	91	763

Projected benefit obligation at end of year	(165,973)	(142,370)

Fair value of plan assets at beginning of year	140,357	129,162
Actual return on plan assets	8,476	8,452
Employer contribution	3,524	2,210
Actuarial gain/(loss)	(13,758)	1,296
Benefits paid	(91)	(763)

Plan assets at fair market value at end of year	138,508	140,357

Excess of plan assets (primarily equities and bonds) over projected benefit obligation	(27,465)	(2,013)

Change in estimates and difference between expected and actual return	40,440	25,516
Change in pension plan	1,394	1,795
Unrecognized net transition assets	2,070	(1,648)

In the Balance Sheets:
Prepaid pension cost, net	16,439	23,650

Prepaid pension cost	17,174	23,650
Pension liabilities	735	—

The calculations are based on the following assumptions for the years ended December 31:

(percent)	2005	2004	2003

Discount rate	4.5	5.0	5.5
Wage increase rate	3.5	3.5	3.5
Pension increase rate	2.5	2.5	3.0
Expected return on plan assets	5.5	6.0	6.5
Plan Assets
The Company’s pension plan asset allocation at December 31, 2005 and 2004, target allocation for 2005, and expected long-term rate of return by asset category are as follows:

		Percentage of Plan		Weighted-
		Assets		Average Expected Long-
	Target Allocation	at December 31		Term Rate of Return
Asset Category	2005	2005	2004	2005
Equity securities	10-25%	22%	16%	7.0%

Debt securities	50-70%	64%	69%	5.2%

Real estate	10-15%	11%	12%	6.5%

Other	3-10%	3%	3%	2.0%

TOTAL		100%	100%	4.7%
The maturities of debt securities at December 31, 2005, range from 2 weeks to 27 years with a weighted-average maturity of 2.5 years.

Employer Contributions	Pension Benefits (NOK thousands)

2003	27,871
2004	7,426
2005	8,175
2006 (expected)	8,740
It is estimated that our employer contribution in 2006 will be NOK 8.7 million.
Benefit Payments

(NOK thousands)	Pension Benefits

2003	814
2004	763
2005	782
Expected benefit payments
2006	801
2007	983
2008	1,049
2009	1,197
2010	1,227

10. FIXED ASSETS
The Company owns approximately 68% of the space in an office building in Oslo, Norway, in which its offices have been located since 1980. The Company utilizes approximately 60% of the building space it owns, and leases the remainder of its space to third parties.
The components of fixed assets are as follows for the periods presented:
Fixed assets

(NOK thousand)	Equipment and cars	Buildings and land	Total

Cost:
December 31, 2003	75,293	108,686	183,979
Previous revaluation	—	56,886	56,886
Additions during the year	2,874	—	2,874
Disposals during the year	(309)	—	(309)

December 31, 2004	77,858	165,572	243,430

Accumulated depreciation:
December 31, 2003	(65,195)	(51,033)	(116,228)
Current year depreciation	(3,475)	(2,380)	(5,855)
December 31, 2004	(68,670)	(53,413)	(122,083)

Net book value at December 31, 2004	9,188	112,159	121,347

Cost:
December 31, 2004	77,858	108,686	186,544
Previous revaluation	0	56,886	56,886
Additions during the year	12,111	36	12,147
Disposals during the year	(169)	0	(169)

December 31, 2005	89,800	165,608	255,408

Accumulated depreciation:
December 31, 2004	(68,670)	(53,413)	(122,083)
Current year depreciation	(4,202)	(2,380)	(6,582)
December 31, 2005	(72,873)	(55,792)	(128,665)

Net book value at December 31, 2005	16,927	109,816	126,743

Intangible assets

(NOK thousand)	Goodwill(*)	Other intangible assets	Total
Cost:
December 31, 2003	6,680	42,472	49,152
Additions during the year	—	5,109	5,109

December 31, 2004	6,680	47,581	54,261

Accumulated depreciation:
December 31, 2003	(6,012)	(18,416)	(24,428)
Current year depreciation	(668)	(6,367)	(7,035)
December 31, 2004	(6,680)	(24,783)	(31,463)

Net book value at December 31, 2004	—	22,798	22,798

Cost:
December 31, 2004	0	47,581	47,581
Additions during the year	0	6,640	6,640

December 31, 2005	—	54,221	54,221

Accumulated depreciation:
December 31, 2004	0	(24,783)	(24,783)
Current year depreciation	0	(7,575)	(7,575)
December 31, 2005	0	(32,358)	(32,358)

Net book value at December 31, 2005	—	21,863	21,863

(*) Goodwill was acquired in connection with the acquisition of Kommunekreditt. Goodwill is amortized over 5 years in equal monthly amounts.
Fixed assets and intangible assets are depreciated on a straight-line basis. See description in note 1.
11. OTHER OPERATING EXPENSES
The statements of income line item “Other expenses” consist of the following for the years ended December 31:

(NOK thousands)	2005	2004	2003

Building maintenance	5,216	4,515	5,285
Other expenses (*)	20,373	7,956	8,417

Total	25,589	12,471	13,702

(*) Restructuring provisions amounts to NOK 13.5 million as of December 31, 2005. See note 42.

12. NON-PERFORMING LOANS
The Company has to date experienced no loan losses and has collected the full principal amount and interest due on all loans extended by it either from the original borrowers or through the related guarantees, credit insurance or other credit support for such loans. Accordingly, the Company does not place these non-performing loans on non-accrual status.
The table below sets forth the Company’s non-performing loans of more than 90 days for each of the last five years:

	As of December 31,
(NOK thousands)	2005		2004	2003	2002	2001

Interest and installments more than 90 days past due (1)	7,611		6,661	2,986	4,353	13,037
Not matured principal on loans with payments more than 90 days past due (2)	24,681		123,945	50,227	54,828	173,103

Total	32,292		130,606	53,213	59,181	186,140

(1) Past due expected to be collected from guarantor (*)	2,953		5,415	2,607	4,353	12,997
Past due expected to be collected from the borrower	4,658	(**)	1,246	379	0	40
(*) All loans expected to be collected from guarantor are to foreign counterparties. The amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. See Note 1 (H).

(**) 87% of loans expected to be collected from the borrower are to foreign counterparties.
(2)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.
The accounting and loan security principles are described in note 1.
13. TAXES
The following is a reconciliation of the difference between income before taxes and taxable income for the years ended December 31:

(NOK thousands)	2005	2004	2003

Income before taxes	181,648	303,214	351,741
Permanent differences	4,788	2,934	5,348
Change in temporary differences	19,570	(20,990)	(12,954)

Taxable income	206,006	285,158	344,135

Current taxes (28% of taxable income)	57,682	79,844	96,355
Withholding taxes paid	—	—	7
Change in last year’s tax provision	1,229	(1,281)	582
Change in deferred taxes	(5,480)	5,877	3,627

Total income taxes reported in statements of income	53,431	84,440	100,571

The statutory tax rate for Norwegian limited companies is 28%. The effective income tax rate was 29.4%, 28.6% and 28.6% for the years ended December 31, 2005, 2004 and 2003, respectively. The effective income tax rate is calculated as taxable income divided by income before taxes. The difference between the statutory and effective tax rates for the periods presented are primarily attributable to different tax rates being applied on certain transactions in foreign tax jurisdictions.
Deferred income taxes are calculated on the basis of temporary differences that exist between accounting and tax values at the balance sheet date. A specification of these temporary differences is presented below along with calculations of the deferred income taxes at year-end:

	December 31,
(NOK thousands)	2005	2004

Revaluation of fixed assets	43,038	43,858
Unrealized gains on investments	20,812	32,833
Excess book value over tax depreciation	2,650	3,178
Employee retirement plan	6,634	13,097
Other temporary differences	895	633

Net tax-increasing temporary differences	74,029	93,599

Deferred income tax liability at 28%	20,540	26,019

The Company’s increasing and reducing temporary differences, which are reversed, or can be reversed, in the same period, have been offset against each other.
14. LOANS AND RECEIVABLES DUE FROM CREDIT INSTITUTIONS
The balance sheet line item “Loans and receivables due from credit institutions” consists of the following:

	December 31,
(NOK thousands)	2005	2004

Bank deposits	2,073,138	1,081,124
Reverse repo agreements with credit institutions	0	603,860
Other loans (also included in note 15)	7,778,000	758,567

Total	9,851,138	2,443,551

At December 31, 2004, the fair value of collateral accepted by the Company that can be sold or repledged was NOK 603.9 million. Such collateral is obtained under reverse repo agreements. At December 31, 2005 the Company has no reverse repo agreement.

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
Total loans

	December 31,
(NOK thousands)	2005	2004

Loans due from credit institutions	7,778,001	758,567
Loans due from customers	73,607,496	67,331,920

Total	81,385,497	68,090,487

Loans by commercial and government-supported loans

	December 31,
(NOK thousands)	2005	2004
Commercial loans	77,385,724	64,215,740
Government-supported loans	3,999,773	3,874,747

Total	81,385,497	68,090,487

Loans by category

	December 31,
(NOK thousands)	2005	2004

Capital goods	5,526,945	5,721,842
Ships	7,206,154	6,871,843
Export-related and international activities (1)	16,886,736	10,183,851
G-24 (2)	16,922	15,097
Loans to Norwegian municipalities	51,676,294	45,218,451
Loans to others	72,446	79,403

Total	81,385,497	68,090,487

(1) “Export-related and international activities” consists of loans to the categories disclosed in the table below:

	December 31,
(NOK thousands)	2005	2004

Oil and gas	643,560	504,076
Pulp and paper	3,992,500	4,119,250
Engineering and construction	53,358	444,376
Aluminium, chemicals and minerals	401,102	289,815
Aviation and shipping	24,679	150,970
Hydro electric power	175,000	175,000
Real estate management	4,035,524	4,185,195
Consumer goods	4,577,017	164,100
Banking and financing	2,860,950
Other categories	123,045	151,069

Total	16,886,735	10,183,851

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
Loans classified by type of credit exposure

	December 31,
(NOK thousands and per cent)	2005		2004
Government guarantees	6,052,406	7.44%	6,424,602	9.4%
Loans to and guarantees from Norwegian authorities	51,676,294	63.50%	45,218,451	66.4%

Public sector borrowers/guarantors	57,728,700	70.93%	51,643,053	75.8%

Norwegian bank guarantees	14,230,970	17.49%	12,879,966	18.9%
Foreign bank guarantees	9,350,112	11.49%	3,487,160	5.1%
Mortgages (employee loans)	72,446	0.09%	79,403	0.1%
Corporate guarantees	2,744	0.00%	153	0.0%
Collateral	525	0.00%	752	0.0%

Total	81,385,497	100%	68,090,487	100%

As of December 31, 2005:
Guarantees issued by the Norwegian government and its agencies supported 7.4% of total loans, and no loan to a single customer guaranteed by the Norwegian government or its agencies exceeded 0.9% of total loans. Guarantees issued by the two Norwegian banks, which own approximately 63.2% of the Company’s share capital as of December 31, 2005, supported 13.2% of total loans. Guarantees issued by DnB NOR ASA supported 12.8% of total loans, and no loan to a single customer guaranteed by DnB NOR ASA exceeded 2.2% of total loans. Guarantees issued by Nordea Bank Norge ASA supported 0.4% of total loans, and no loan to a single customer guaranteed by Nordea Bank Norge ASA exceeded 0.3% of total loans.
Geographic distribution by Borrower’s country

	December 31,
(NOK thousands)	2005	2004
Norway	69,204,140	60,985,082

Other countries:
Industrialized	8,279,131	3,303,291
Developing	3,902,226	3,802,114

Total	81,385,497	68,090,487

     Loans by currency

	December 31,
	2005		2004

(Amounts in thousands)	Currency	NOK	Currency	NOK

NOK	59,798,843	59,798,843	50,713,223	50,713,223
USD	1,630,235	11,034,571	1,731,241	10,454,271
EURO	656,859	5,245,021	654,015	5,388,103
DKK	3,958,138	4,236,395	13,855	15,344
SEK	1,091,365	928,206	1,376,592	1,257,104
CAD	12,292	71,513	13,401	67,330
CHF	9,930	50,985	683	3,647
JPY	347,254	19,963	417,133	24,553
GBP			7,517	87,509

Total		81,385,497		68,011,084

Loans maturing in each of the five years subsequent to December 31, 2005 and thereafter are as follows (NOK millions):

2006	10,896.4
2007	4,870.8
2008	4,549.0
2009	3,656.4
2010	8,962.0
Thereafter	48,450.4

Total	81,385.0
16. SECURITIES

	December 31,
(NOK thousands)		2005			2004

	Book value	Fair value	Acquisition cost	Book value	Fair value	Acquisition cost

Trading securities	16,759,913	16,759,913	18,037,824	13,618,103	13,618,103	14,260,694
Securities available for sale	32,781,159	33,017,179	32,793,532	22,415,584	22,764,755	22,425,882
Securities held to maturity	288,837	380,613	288,888	302,567	403,732	312,368

Total	49,829,909	50,157,705	51,120,244	36,336,254	36,786,590	36,998,944

The valuation principles are described in note 1.

	December 31,
(NOK thousands)	2005			2004
		Securities			Securities
	Trading	available for	Securities held	Trading	available for	Securities held
Book value	portfolio	sale	to maturity	portfolio	sale	to maturity

NOK	0	6,507,158	74,950	0	6,366,610	101,908
USD	2,463,846	5,601,449	121,837	1,984,601	4,421,675	108,695
EUR	14,296,067	19,022,768	0	11,633,502	10,491,507	0
Other	0	1,649,784	92,050	0	1,135,792	91,964

Total	16,759,913	32,781,159	288,837	13,618,103	22,415,584	302,567

The specific risk categories of the securities portfolio, using capital adequacy regulations, is as follows:

	December 31,
(NOK thousands)	2005	2004

Counterparty risk category:
Government (0% risk weight)	549,081	543,995
Norwegian state enterprises (10% risk weight)	0	25,036
Financial institutions and other companies (20% risk weight)	49,280,828	35,767,223

Total	49,829,909	36,336,254

Securities classified as available for sale consist of the following:

	December 31,
	2005				2004
		Gross un-	Gross un-			Gross un-	Gross un-
	Carrying	realized	realized	Fair	Carrying	realized	realized	Fair
(NOK millions)	amount	gains	losses	value	amount	gains	losses	value

Government (0% risk weight)	260	6	0	266	267	8	0	275
Financial institutions and other 20% weighted companies	32,521	245	14	32,751	22,149	346	5	22,490

Total	32,781	251	14	33,017	22,416	354	5	22,765

During 2005 the Company sold NOK 12,225 million (nominal value) of bonds classified as available for sale. Gross realized gains and losses on these sales amounted to NOK 6.5 million and NOK 0.2 million, respectively. During 2004 the Company sold NOK 2,899 million (nominal value) of securities classified as available for sale. Gross gains and losses on these sales amounted to NOK 8.7 million and NOK 2.3 million, respectively. We use the weighted average cost method to determine the cost of securities sold.
Securities classified as available for sale have the following remaining maturity :

(NOK millions)	December 31, 2005
	Carrying
	amount	Fair value

Within 1 year	4,692	4,705
After 1 year through 5 years	24,109	24,258
After 5 years through 10 years	3,980	4,054

Total	32,781	33,017

Securities classified as held to maturity consist of the following:

	December 31,
	2005				2004
		Gross un-	Gross un-			Gross un-	Gross un-
	Carrying	realized	realized	Fair	Carrying	realized	realized	Fair
(NOK millions)	amount	gains	losses	value	amount	gains	losses	value

Government securities	289	92	0	381	278	100	0	378
Norwegian state enterprises	0	0	0	0	25	1	0	26

Total	289	92	0	381	303	101	0	404

Securities classified as held to maturity have the following remaining maturity :

	December 31, 2005
	Carrying
(NOK millions)	amount	Fair value

After 1 year through 5 years	167	201
After 5 years through 10 years	122	180

Total	289	381

Movements in securities classified as held to maturity are as follows:

	December 31,
(NOK thousands)	2005	2004

Opening balance	302,567	846,538
Net additions/(disposals)(*)	(13,742)	(552,387)
Premiums/discounts	12	8,416

Closing balance	288,837	302,567

(*)There have been no disposals from this portfolio. The amount is due to matured securities.
At December 31, 2005 the carrying amount of securities classified as held to maturity of
NOK 288.8 million was NOK 0.1 million lower (due to discounts) than the nominal value NOK 288.9 million.
The average annualized return on investments in securities was 2.6% in 2005. The calculation has been made by viewing total income in proportion to average volume for the year. There are no material interest rate differences for the various categories.
17. INVESTMENTS IN JOINTLY CONTROLLED ACTIVITY
Eksportfinans’s wholly owned subsidiary Kommunekreditt has an ownership share in the company KommuneKonsult AS. The ownership of 50% (jointly controlled activity) is booked in the company accounts of Kommunekreditt according to the equity method.
KommuneKonsult AS, Beddingen 8, Trondheim

Company share capital (NOK)	Number of shares	Ownership percentage	Voting percentage

2,000,000	2,000	50	50

(NOK thousands)

Acquisition cost (May 14, 2002)	1,013
Share of equity at the time of acquisition	1,013
Value of the investment in the accounts of the company:

(NOK thousands)

Balance sheet value at December 31, 2004	444
+ share of net loss	(297)

Balance sheet value at December 31, 2005	147

18. INVESTMENTS IN GROUP COMPANIES
Kommunekreditt Norge AS, Beddingen 8, Trondheim

Company share capital (NOK)	Number of shares	Ownership percentage

400,000,000	4,000,000	100

(NOK thousands)

Share of equity at the time of acquisition (June 22, 1999)	111,323
+ Goodwill	6,680

Acquisition cost	118,003

Value of the investment in the accounts of Eksportfinans:

(NOK thousands)

Balance sheet value at December 31, 2004	517,061
+ Share of net income	35,290

Balance sheet value at December 31, 2005	552,351

19. OTHER ASSETS
The balance sheet line item “Other assets” consists of the following:

	December 31,
(NOK thousands)	2005	2004

Exchange rate adjustments of derivatives (see note 1)	1,667,949	2,565,837
Settlement account 108, 2003	—	35,437
Settlement account 108, 2004	31,191	31,191
Settlement account 108, 2005	25,724	—
Differences for the 108 settlement account	27,450	47,956
Other	76,865	20,836

Total	1,829,179	2,701,257

The arrangement for covering the exchange rate risk and interest rate differential established on the basis of the 108 Agreement entails that settlement accounts are debited or credited continuously throughout the year for realized payment differences related to lending and borrowing. The balances for the 108 settlement account as of December 31, 2005 and 2004 amounted to NOK 25.7 million and NOK 31.2 million, which are due for payment in 2007 and 2006, respectively.
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
The arrangement also establishes reference rates (interest and foreign exchange) with respect to the Company’s bank deposits in foreign currencies. Monetary effects of differences between the reference rates and the actual rates are recorded in a Settlement Account maintained by the Company. Any annual deficit in the Settlement Account in at year-end excess of the amount to be covered by the Company is contributed by the Government. A surplus balance in the Settlement Account at year-end is distributed between the Government and the Company on the same basis as our respective contributions in the years that the Settlement Account showed a deficit.
20. COMMERCIAL PAPER DEBT
Short-term debt consists of commercial paper issued in the United States and European markets. The following is a summary of amounts outstanding:

(NOK Millions)	2005	2004

Carrying amount	2,500	4,921
Latest maturity dates	January 18, 2006	June 16, 2005
The average annualized interest rate for commercial paper debt in 2005 was 2.55%. The calculation has been made by dividing total interest expense by average volume for the year.

21. BOND DEBT
The following is a summary of bond senior debt outstanding at December 31, 2005 and 2004. The issues are grouped by interest rate level and possible interest rate structure with the maturity range specified. Please note that debt in the Economic and Monetary Union former currencies is grouped under Euro (“EUR”). Footnotes are utilized to explain special structures.

	December 31,
		2005	2005	2004
		Local currency	NOK	NOK
Face amount		in thousands	thousands	thousands

Norwegian Krone (“NOK”) debt:
Fixed rate issues due 2007 - 2013	NOK	3,195,000	3,195,000	3,845,000
Floating rate issues due 2008	NOK	250,000	250,000	550,000
Structured issues due 2006 – 2014 (1)	NOK	1,408,751	1,408,751	1,514,932

Foreign currency debt:

US Dollar (“USD”) debt:
Fixed rate issues due 2006 - 2035	USD	4,724,462	31,978,466	22,071,083
Floating rate issues due 2006-2007	USD	60,000	406,122	471,880
Structured issues due 2006 – 2035 (1)	USD	3,269,274	22,128,740	11,902,461
Australian Dollar (“AUD”) debt:
Fixed rate issues due 2006-2035	AUD	295,900	1,466,747	470,530
Swiss Franc (“CHF”) debt:
Fixed rate issues due 2006-2013	CHF	1,450,000	7,445,315	10,408,905
Pound Sterling (“GBP”) debt:
Fixed rate issues due 2006-2010	GBP	202,013	2,353,895	1,164,100
Yen (“JPY”) debt:
Fixed rate issues due 2007 – 2035	JPY	79,900,000	4,593,211	4,650,019
Structured issues due 2006 – 2035 (1)	JPY	462,064,622	26,562,709	20,896,669
Euro (“EUR”) debt:
Fixed rate issues due 2006 – 2017	EUR	1,107,172	8,840,769	9,080,244
Structured issues due 2006 – 2027 (1)	EUR	374,591	2,991,109	2,788,390
Swedish Krona (“SEK”) debt:
Fixed rate issues due 2007	SEK	500,000	425,250	776,220
Structured issues due 2008 (1)	SEK	121,175	103,059	0
Danish Krone (“DKK”) debt:
Structured issues due 2006 – 2016 (1)	DKK	1,682,399	1,800,672	1,192,855
Hong Kong Dollar (“HKD”) debt:
Fixed rate issues due 2006 – 2019	HKD	2,894,326	2,526,457	1,323,824
Floating rate issues due 2011 - 2016	HKD	257,382	224,669	68,240
New Zealand Dollar (“NZD”) debt:
Fixed rate issues due 2006 – 2009	NZD	589,000	2,723,300	868,180
Canadian Dollar (“CAD”) debt:
Fixed rate issues due 2006 – 2030	CAD	1,041,800	6,061,088	4,994,254
Singapore Dollar (“SGD”) debt:
Fixed rate issues due 2007	SGD	85,000	345,797	314,373
Rand (“ZAR”) debt:
Fixed rate issues due 2006-2008	ZAR	278,050	297,458	321,600
Czech Koruna (“CZK”) debt:
Structured issues due 2010 (1)	CZK	500,000	137,670	135,540
Brazilian Real (“BRL”) debt:
Structured issues due 2006 (1)	BRL	52,700	153,325	0
Forint (“HUF”) debt:
Fixed rate issues due 2007	HUF	7,200,000	227,354	0
Iceland Krona (“ISK”) debt:
Fixed rate issues due 2007	ISK	9,000,000	963,900	0
Structured issues due 2010 (1)	ISK	667,000	71,436	0
Mexican Peso (“MXN”) debt:
Fixed rate issues due 2007	MXN	400,000	253,720	0
New Turkish Lira (“TRY”) debt:
Fixed rate issues due 2006-2008	TRY	201,620	1,011,003	0

Deferred premiums/discounts or commissions			(19,664)	(19,610)

	December 31,
	2005	2005	2004
	Local currency	NOK	NOK
Face amount	in thousands	thousands	thousands

Re-acquired debt at nominal value		(3,088,030)	(1,123,268)
Deferred gains and losses on re-acquired debt		0	0

Total bond debt issued		127,839,258	98,666,421

(1)	Structured issues is defined as financial instruments that contains a derivate instrument that is embedded in the debt instrument. Structured debt instruments can be a non-callable as well as single- or multi-callable; in form of fixed rate, floating rate, combination of fixed and floating rate, dual- or multi-currency; reversed- or power reversed dual currency, FX-linked, index linked, fund-linked, range accrual note, CMS linked, commodity linked, credit linked, equity linked, or a combination.
The Company participates in interest rate and currency swap arrangements to modify the terms of outstanding borrowings. Generally these arrangements convert fixed rate borrowings to floating rate U.S. dollar borrowings. Subsequent swaps are arranged to match, to the extent possible, the currency and interest payment terms of the borrowings to the terms of loans made by the Company. Certain Norwegian krone borrowings are not swapped into any other currency but are invested in instruments denominated in Norwegian krone.
Bond debt, subordinated debt and preferred capital securities maturities, after deducting the carrying amount of repurchased debt securities held as treasury notes, for each of the five years subsequent to December 31, 2005 and thereafter were as follows on December 31, 2005 (NOK millions):

2006	25,814.1
2007	29,114.3
2008	31,430.5
2009	15,977.9
2010	6,826.7
Thereafter	20,116.9

Total	129,280.4

22. OTHER LIABILITIES

	December 31,
(NOK thousands)	2005	2004

Grants to mixed credits	338,622	276,721
Taxes payable	57,681	79,844
Other short-term liabilities	449,862	1,319,468

Total	846,165	1,676,033

Cash collateral related to collateral agreements with our swap-counterparties and allocated dividends of NOK 115.3 million and NOK 196.8 million are included in other short-term liabilities at December 31, 2005 and 2004, respectively.
23. ACCRUED INTEREST AND OTHER EXPENSES

	December 31,
(NOK thousands)	2005	2004

Accrued interest payable	536,024	302,423
Social security costs and salaries	10,589	10,704

Total	546,613	313,127

24. SUBORDINATED DEBT

	December 31,
(NOK thousands)	2005	2004

Subordinated debt in JPY	862,305	882,915

The Company’s subordinated debt consists of one loan for JPY 15 billion, at EUR 4.80%, AUD 4.80% or USD 4.80% fixed rate per annum. A swap agreement for the loan has been arranged, which converts the Company’s interest obligation to a USD floating rate of interest. The loan matures in 2015.
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
26. SHAREHOLDERS’ EQUITY
A summary of changes in shareholders’ equity for the two years ended December 31, 2005, is as follows:

			Share		Reserve
	Number of		premium	Other	valuation
(NOK thousands)	shares	Share capital	reserve	equity	variances	Total

Balance at Dec 31, 2003	151,765	1,593,532	162,462	724,354	61,988	2,542,336

Allocations of net income		—	—	179,055	39,719	218,774
Cash dividend proposed		—	—	(196,840)	—	(196,840)

Balance at Dec 31, 2004	151,765	1,593,532	162,462	(17,785)	39,719	2,564,270

Allocations of net income		—	—	92,927	35,290	128,217
Cash dividend proposed		—	—	(115,341)	—	(115,341)

Balance at Dec 31, 2005	151,765	1,593,532	162,462	684,155	136,997	2,577,146

The nominal value of each share was NOK 10,500 as of December 31, 2005, 2004 and 2003.
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

27. SHAREHOLDERS
As of December 31, 2005, Eksportfinans had share capital of NOK 1,593.5 million divided into 151,765 shares with nominal value of NOK 10,500 per share.

		Ownership
Shareholders	Number of shares	percentage

DnB NOR Bank ASA	60,701	40.00
Nordea Bank Norge AS	35,220	23.21
The Norwegian State represented by the Ministry of Trade and Industry	22,765	15.00
Fokus Bank ASA	12,276	8.09
Sparebanken Øst	7,353	4.84
Sparebanken Hedmark	2,012	1.33
Sparebanken Møre	2,012	1.33
Sparebanken Sør	2,011	1.32
Sparebanken Sogn og Fjordane	2,000	1.31
Sparebanken Vest	1,517	1.00
Sparebank1 Midt-Norge	1,068	0.70
Voss Veksel og Landmandsbank ASA	604	0.40
Fana Sparebank	542	0.36
Handelsbanken	324	0.21
Sparebanken Pluss	304	0.20
Helgeland Sparebank	217	0.14
Sparebanken Volda Ørsta	170	0.11
Ringerike Sparebank	135	0.09
Modum Sparebank	108	0.07
Vestfold Sparebank	108	0.07
Nøtterø Sparebank	100	0.06
Haugesund Sparebank	54	0.04
Gran Sparebank	54	0.04
BNP Paribas, Oslo Branch	48	0.03
Tingvoll Sparebank	30	0.02
Halden Sparebank	22	0.02
Skudenes & Åkra Sparebank	10	0.01

Total	151,765	100

28. RELATED PARTY TRANSACTIONS
In the normal course of business, certain of the Company’s shareholders, including the Norwegian Government, extend guarantees in connection with the Company’s loans. See note 15 above. The borrowers pay commissions in consideration of such guarantees directly to the shareholders.
Under the 108 Agreement, the Norwegian Government guarantees Eksportfinans a fixed profit margin between revenues on loans and costs on borrowings covered by the agreement. This is achieved by fixing reference rates on all borrowing and lending covered by the agreement. See discussion under Item 4.B. “Business Overview — Loans — Arrangement with the Norwegian Government”.
The Company from time to time enters into agreements to acquire loans (the Purchased Loans) from shareholders and other banks (the Selling Banks). The Company places an initial deposit (the Deposit) with the Selling Bank, which is used as consideration for these purchases. Each Purchased Loan is supported by a guarantee provided by the Selling Bank. In consideration for the guarantee the Company pays the Selling Bank for the guarantee during the life of the Purchased Loans by way of settlements under a swap transaction, under which the difference between the interest received on the Purchased Loans and the interest receivable from the Selling Bank with respect to the Deposit amount is paid to the Selling Bank. The net effect of these transactions is that the Company receives a specified, individually negotiated return on the Deposit. In 2005, 2004 and 2003 the Company acquired loans amounting to NOK 2,875 million, NOK 6,581 million and NOK 4,456 million, respectively.
In addition, in the normal course of business, the Company deposits funds and engages in other transactions with its shareholder banks on normal commercial terms, which the Company believes are non-preferential. As of December 31, 2005, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 3,604 million. These transactions were recorded on market terms. In connection with the Company’s lending activity as of December 31, 2005, guarantees have been provided by the shareholders in an amount of NOK 11,139 million. The borrower and guarantor agree and settle the guarantee commission for loans of this kind between themselves.
From time to time Eksportfinans’ shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholders’ behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, covering and indemnifying all possible costs and indemnities which may have been incurred under Eksportfinans’ guarantee. The request for a guarantee is due to the need for a guarantee given by a triple A-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’ shareholders is permitted by the articles of association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 1,194 million, Eksportfinans has recourse to owners with full payment indemnification.
Management believes transactions with related parties are under terms similar to those that would be arranged with unrelated parties.
A shareholder agreement exists between the major shareholders, and some of the minor shareholders, whereby they have given each other the first right to acquire any shares the others may sell in Eksportfinans. The shareholder agreement comprises 71 percent of the shares.
As of December 31, 2005 two loans, totaling NOK 310 million, were outstanding from Eksportfinans to companies in which Eksportfinans’s board members, members of the control committee or chairman of the council of representatives are board members. As of December 31, 2005, loans totaling NOK 543 million, were outstanding to two Norwegian municipalities in which Kommunekreditt’s board members, members of the control committee or chairman of the council of representatives are board members. Bank deposits are not defined as loans.

As of December 31, 2005, the Company had NOK 72 million in loans outstanding to employees (primarily mortgage loans, see note 15), which, in accordance with the generally accepted practice of financial institutions in Norway, bear interest at rates below those prevailing in the market. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.

29. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
Financial instruments account for the bulk of the company’s balance sheet, consisting of loans, funding, investments in securities and bank deposits, in addition to off-balance sheet financial derivatives and loan commitments. The majority of financial instruments are held to maturity, and these items are therefore valued at historical cost in the financial statements. Investments in securities are mainly valued at the lower of acquisition cost and market value. In accordance with current regulations, entries are only made at market value for the trading portfolio. Further details about the principles of valuation appear in note 1 under “Accounting Principles”.
Estimated fair values differ from book values for each balance sheet item, primarily as a result of a change in the level of interest rates after these transactions were entered into. Estimated fair values vary from year to year due to interest rate movements, other market conditions and new transactions. The estimated net fair value of financial instruments exceeded book value by NOK 480 million at December 31, 2005 (NOK 197 million at December 31, 2004).
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
The estimated fair value of all financial instruments is calculated based on valuation methods that are in accordance with Norwegian GAAP and U.S. GAAP. Where available, quoted market prices are used to estimate fair values. Where quoted market prices are not available, the Company has estimated fair values by using internal models. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible income tax ramifications or estimated transaction costs. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.
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
The fair value of derivatives is calculated by using internal models or by external dealers. The amount for derivatives is shown net after deducting agreements with a negative fair value from agreements with a positive fair value. Agreements with a positive fair value (asset position) totaled NOK 6,745 million (NOK 7,464 million in 2004), while agreements with a negative fair value (debt position) totaled NOK 3,922 million (NOK 5,437 million in 2004).
The fair value of outstanding loan commitments is estimated to be zero, because the interest rate for new loans is set two days prior to disbursement or, in the case of loans with a government interest rate subsidy under the 108 Agreement, with no economic risk for the Company.

Estimated fair values of financial instruments compared with carrying amounts as of
December 31, 2005 and 2004

December 31,
(NOK millions)	2005			2004
			Net of			Net of
			carrying			carrying
			amount and	Carrying		amount and
	Carrying amount*	Fair value	book value	amount*	Fair value	book value

Assets:
Bank deposits	753	753	—	1,085	1,087	2
Investments in securities	50,498	50,818	320	36,589	37,036	447
Loans	82,581	83,439	858	68,976	70,081	1,105

Total	133,832	135,010	1,178	106,650	108,204	1,554
Liabilities:
Commercial paper debt	(2,501)	(2,501)	—	(4,966)	(4,958)	8
Bond debt	(131,508)	(132,364)	(856)	(101,354)	(101,460)	(106)

Total	(134,009)	(134,865)	(856)	(106,320)	(106,418)	(98)
Derivatives	2,743	2,901	158	3,286	2,027	(1,259)

Total			480			197

(*)	Carrying amounts include interest receivable and payable.
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

		December 31,
(NOK millions)	2005		2004
	Nominal		Nominal
Derivatives	amount	Fair value	amount	Fair value

Trading portfolio:
Interest rate	0	0	3,348	0

Other than trading portfolio:
Interest rate	103,026	83	115,602	598
Currency rate	98,689	1,260	69,892	(1,083)
Interest and currency rate	57,242	1,245	46,742	2,370
Equity	6,286	237	1,333	67
Other financial derivatives	1,180	76	1,049	75

Total	266,423	2,901	237,966	2,027

The nominal amount is defined as the principal amount of the agreement at year-end. The overview does not include derivatives embedded in other financial instruments. The fair value of these items is included in the fair value of the host instrument in note 29.
Interest rate derivatives cover:
•	Interest rate swaps — agreements to swap the nominal interest rates payable within a certain period.
•	FRAs — agreements that fix the rate of interest to a nominal amount for a future period.
•	Agreements that set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.
Currency rate derivatives cover:
•	Forward purchases/sales agreements — agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.

•	Short-term currency swap agreements (FX swaps) — agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.
Combined interest and foreign currency rate derivatives cover:
•	Interest and foreign currency swaps — long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.
•	Interest and foreign currency swaps combined with other interest and foreign currency derivatives include the following:
–	Agreements that set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.

–	Foreign currency options — agreements that offer the right, but no obligation, to sell or buy a certain nominal amount at a pre-determined rate.

–	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.

–	Call or put options — agreements that provide the right to cancel the agreement before its maturity date, or to extend the agreement.
Equity derivatives cover:
•	Interest and foreign currency swaps combined with agreements that relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed-upon level.
•	Interest and foreign currency swaps combined with stock options — agreements that offer the right, but no obligation, to sell or purchase a defined number of shares at a pre-determined agreed-upon price.
Other financial derivatives cover:
•	Interest and foreign currency swaps combined with agreements that provide the option to receive physical securities (such as U.S. Treasury bonds) in exchange for the nominal amount of the agreement.
•	Credit linked swaps — interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in the form of one or several bonds.
•	Commodity derivatives — interest and foreign currency swaps combined with agreements which relate to the future price level of a commodity or commodity index in relation to a pre-determined agreed price.
Derivative agreements are entered into in order to hedge specific balance sheet items and therefore generally cannot be terminated without the Company becoming subject to offsetting interest rate and foreign currency exposure in relation to the hedged balance sheet items.
All of the off-balance sheet financial derivatives are with governments or financial institutions in OECD countries. As of December 31, 2005, the maximum credit exposure on off-balance sheet financial derivatives relating to any one counterparty was approximately NOK 466 million (NOK 722 million in 2004).

31. FOREIGN CURRENCY POSITIONS
As of December 31, 2005, the Company’s exposure to currencies other than the Norwegian kroner reflected on the face of our balance sheet, and relating to off-balance sheet derivatives were as follows:

				Amount of net position
	Balance sheet assets and			covered by 108 Agreement
NOK (thousands)	(liabilities)	Derivatives	Net position (*)	items(*)

USD	(35,413,935)	35,452,272	38,337	27,725
EUR	27,042,759	(27,031,898)	10,861	5,330
CAD	(5,987,686)	5,989,576	1,890	1,714
DKK	2,530,284	(2,528,125)	2,159	174
JPY	(30,721,352)	30,721,384	32	—
SEK	464,038	(463,685)	353	—
Other currencies	(19,516,967)	19,515,425	(1,542)	1,264

Total	(61,602,859)	61,654,949	52,090	36,207

(*) Part of the Company’s exposure to foreign currency through its lending, funding and liquidity activities is covered by the 108 Agreement.” Net position” includes amounts covered by the 108-Agreement. See Note 19 Other assets.
For further information regarding the Company’s balance sheet and off-balance sheet exposure to foreign currency, see note 1(J) to the financial statements.

32. BALANCE SHEET MATURITIES
The main items on the balance sheets, categorized by remaining maturity dates, are presented below:

		From 1 month	From 3	From 1 year
	Up to and	up to and	months up to	up to and
	including 1	including 3	and including	including 5		No fixed
(NOK millions)	month	months	1 year	years	Over 5 years	maturity	Total

ASSETS
Loans and receivables due from credit institutions
NOK	786	5	184	671	1,845		3,491
Foreign currency	255	1,212	748	3,392	753		6,360
Loans and receivables due from customers
NOK	161	1,567	2,522	12,000	40,766		57,016
Foreign currency	134	3,430	2,383	8,147	2,498		16,592
Securities
NOK				5,056	1,543		6,599
Foreign currency	587	704	5,504	29,819	6,617		43,231
Derivatives
NOK	(28,820)	(26,329)	(1,736)	(379)	(2,723)		(59,987)
Foreign currency	29,311	26,894	1,528	1,104	2,818		61,655
Other assets
NOK	151	76	165	(16)	21	127	524
Foreign currency	107	118	228	1			454

Total assets	2,672	7,677	11,526	59,795	54,138	127	135,935
NOK	(27,722)	(24,681)	1,135	17,332	41,452	127	7,643
Foreign currency	30,394	32,358	10,391	42,463	12,686	0	128,292

LIABILITIES AND EQUITY
Commercial paper debt and bond debt
NOK			288	2,771	1,795		4,854
Foreign currency	3,944	3,407	22,669	81,412	17,141		128,573
Reacquired debt
NOK			(56)	(94)			(150)
Foreign currency		(1,946)		(749)	(243)		(2,938)
Other liabilities
NOK	148	68	134	32	37		419
Foreign currency	482	105	235	26	311		1,159
Subordinated debt
Foreign currency					862		862
Capital contribution securities
Foreign currency						579	579
Equity
NOK						2,577	2,577

Total liabilities and equity	4,574	1,634	23,270	83,398	19,903	3,156	135,935
NOK	148	68	366	2,709	1,832	2,577	7,700
Foreign currency	4,426	1,566	22,904	80,689	18,071	579	128,235

Liquidity coverage on balance sheet items	(1,902)	6,043	(11,744)	(23,603)	34,235	(3,029)	0
NOK	(27,870)	(24,749)	769	14,623	39,620	(2,450)	(57)
Foreign currency	25,968	30,792	(12,513)	(38,226)	(5,385)	(579)	57

Total liquidity coverage on balance sheet items	(1,902)	4,141	(7,603)	(31,206)	3,029	0	0

The line item Commercial paper debt and bond debt includes single- and multi-callable issues. These issues have been categorized by expected maturity dates in the table above. In the table below these issues have been categorized by the first possible call-date:

		From 1 month	From 3	From 1 year
	Up to and	up to and	months up to	up to and
	including 1	including 3	and including	including 5		No fixed
(NOK millions)	month	months	1 year	years	Over 5 years	maturity	Total

Commercial paper debt and bond debt
Foreign currency	6,452	8,010	30,024	76,024	7,110		128,573

33. INTEREST RATE ADJUSTMENTS
The agreed period of time to interest rate adjustments is based on book value. The figures include interest exposure related to activities covered by the 108 Agreement, which fully covers the interest rate and currency risk.

		From 1	From 3
		month up to	months up	From 1 year
	Up to and	and	to and	up to and		No interest
	including 1	including 3	including 1	including 5	Over 5	rate
(NOK millions)	month	months	year	years	years	adjustments	Total

ASSETS
Loans and receivables due from credit institutions
NOK	1,119	1,580	690	35	67	0	3,491
Foreign currency	869	3,982	579	362	568	0	6,360
Loans and receivables due from customers
NOK	50,703	3,395	777	1,223	918	0	57,016
Foreign currency	1,266	10,369	1,923	1,201	1,833	0	16,592
Securities
NOK	1,551	3,663	160	745	480	0	6,599
Foreign currency	13,930	23,953	1,781	3,006	561	0	43,231
Derivatives
NOK	(28,130)	(25,232)	(3,623)	(3,357)	355	0	(59,987)
Foreign currency	(11,831)	(21,600)	28,946	60,370	5,770	0	61,655
Other assets
NOK	36	73	164	0	0	251	524
Foreign currency	107	101	227	0	0	19	454

Total assets	29,620	284	31,624	63,585	10,552	270	135,935
NOK	25,279	(16,521)	(1,832)	(1,354)	1,820	25	17,643
Foreign currency	4,341	16,805	33,456	64,939	8,732	19	128,292

LIABILITIES AND EQUITY
Commercial paper debt and bond debt
NOK	321	385	288	2,065	1,795	0	4,854
Foreign currency	10,096	11,992	35,136	66,110	5,239	0	128,573
Reacquired debt
NOK	0	0	(56)	(94)	0	0	(150)
Foreign currency	(29)	(169)	(799)	(1,790)	(151)	0	(2,938)
Other liabilities
NOK	19	41	92	12	36	219	419
Foreign currency	211	102	235	26	260	325	1,159
Subordinated debt
Foreign currency	0	0	0	0	862	0	862
Capital contribution Securities
Foreign currency	0	0	0	0	579	0	579
Equity
NOK	0	0	0	0	0	2,577	2,577

Total liabilities and equity	10,618	12,351	34,896	66,329	8,620	3,121	135,935
NOK	340	426	324	1,983	1,831	2,796	7,700
Foreign currency	10,278	11,925	34,572	64,346	6,789	325	128,235

Net interest rate exposure on balance sheet	19,002	(12,067)	(3,272)	(2,744)	1,932	(2,851)	0
NOK	24,939	(16,947)	(2,156)	(3,337)	(11)	(2,545)	(57)
Foreign currency	(5,937)	4,880	(1,116)	593	1,943	(306)	57

34.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN NORWAY AND THE UNITED STATES
The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in Norway “Norwegian GAAP”, which vary in certain significant respects from accounting principles generally accepted in the United States “U.S. GAAP”.
The following is a summary of the significant adjustments to consolidated net income and shareholders’ equity as of and for the years ended December 31, 2005, 2004 and 2003, together with a discussion of the principal differences between Norwegian GAAP and U.S. GAAP that are relevant to the Company’s financial statements.

(NOK thousands)	2005	2004	2003

Net income as reported in accordance with Norwegian accounting principles	128,217	218,774	251,170

Adjustments:
Unrealized loss/(gain):
Trading portfolio	(1,466)	(581)	(1,955)
Available-for-sale securities	(5,477)	(7,032)	(7,257)
Unrealized gains (losses) on derivatives	370,503	153,183	(3,253,606)
Amortization of premium/ discount	172,259	821,726	563,459
Amortization of transition adjustment hedged object:
- loans	7	1,489	2,495
- borrowings	(2,709)	(399)	(2,481)

Goodwill	—	668	1,336
Depreciation of property	(1,603)	(1,603)	—
Revaluation	896	896	896
Tax effect of U.S. GAAP adjustments	(149,075)	(270,950)	755,565

Net income/(loss) in accordance with U.S. GAAP	511,552	916,171	(1,690,378)

Other comprehensive income:
Unrealized gain/(loss) on available for sale securities, net of related tax effect	(30,688)	68,432	5,561

Comprehensive income/(loss) in accordance with U.S. GAAP	480,864	984,603	(1,684,817)

Weighted average number of shares outstanding (in thousands)	151.77	151.77	151.77

Net income per share data:
Basic and diluted	3.371	6.037	(11.138)

(NOK thousands)	2005	2004	2003

Shareholders’ equity as reported in accordance with Norwegian accounting principles	2,577,146	2,564,270	2,542,336
Adjustments:
Unrealized loss/(gain) on trading portfolio	(4,053)	(2,587)	(2,006)
Unrealized loss on available-for-sale securities	46,287	51,764	58,796
Unrealized gain on derivatives	(29,984)	(400,488)	(553,671)
Premium/discount less amortizations	1,680,368	1,508,109	686,382
Transition adjustment hedged object less amortizations:
- loans	(3,658)	(3,665)	(5,154)
- borrowings	23,362	26,072	26,471
Dividends proposed	115,341	196,839	200,937
Goodwill	3,340	3,340	2,672
Depreciation of property	(3,206)	(1,603)	—
Revaluation	(47,092)	(47,988)	(48,884)
Tax effect of U.S. GAAP adjustments of retained earnings	(465,368)	(316,293)	(45,343)
Adjustments to other comprehensive income:
Unrealized gain on available-for-sale securities, net of tax effect	257,990	288,678	220,246

Shareholders’ equity in accordance with U.S. GAAP	4,150,473	3,866,448	3,082,782

The components of shareholders’ equity in accordance with U.S. GAAP are as follows:

(NOK thousands)	2005	2004	2003

Share capital	1,593,532	1,593,532	1,593,532
Additional paid-in capital	162,462	162,462	162,462
Retained earnings	2,136,489	1,821,776	1,106,542
Accumulated other comprehensive income	257,990	288,678	220,246

Total	4,150,473	3,866,448	3,082,782

The change in shareholders’ equity in accordance with U.S. GAAP is as follows:

(NOK thousands)	2005	2004	2003

Beginning balance	3,866,448	3,082,782	4,850,615

Net income	511,552	916,171	(1,690,378)
Other comprehensive income	(30,688)	68,432	5,561

Comprehensive income	480,864	984,603	(1,684,817)
Dividends paid	(196,839)	(200,937)	(83,016)

Ending balance December 31,	4,150,473	3,866,448	3,082,782

Movements in other comprehensive income consists of the following:

(NOK thousands)	2005	2004	2003

Other comprehensive income	288,678	220,246	214,685
Unrealized gain/(loss) on available for sale securities, net of related tax effect	(30,688)	68,432	5,561

Accumulated other comprehensive income	257,990	288,678	220,246

Unrealized gains and losses on trading portfolio – Under U.S. GAAP and Norwegian GAAP, bonds and certificates purchased as assets and held principally for the purpose of selling in the near term are reported at fair value with unrealized gains and losses included in earnings.
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
Unrealized gains and losses on derivatives — The Company applies SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (FAS 133). The Standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Specific differences between Norwegian GAAP and the requirements of FAS 133, which affect the Company, are as follows:
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
Under U.S. GAAP, all derivatives are recognized on the balance sheet as either assets or liabilities and measured at fair value. The cumulative effect of such fair value changes in each asset and liability will be reflected in the income statement in the period in which the hedged item affects earnings. FAS 133 sets out strict requirements in relation to the documentation and measurement of hedging relationships and where these are not met the derivatives must be treated as trading transactions and held at fair value with changes in fair value reported in earnings.
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
Credit default swaps
Under U.S. GAAP, credit default swaps are defined as derivatives and do not qualify for any of the FAS133 scope exceptions, and therefore are required to be reported at fair value with changes in fair value reporting in the income statement. Under Norwegian GAAP credit default swaps are treated as guarantees and therefore the fair value is not recognized in the financial statements unless the contracts are impaired.
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
Under US GAAP, where a true sale at law does not exist, the transfers of loans under the agreement would not be accounted for as a purchase. Rather the consideration paid by the Company for the loans is treated as a deposit at the selling Banks, and interest income is recognized in accordance with the terms of the deposit.
Under US GAAP, where a true sale at law does exist, the purchased assets would be accounted for as loans at amortized cost, with interest accruals recorded at the contractual rate on the loans. A reduction in interest expense will be effected through amortization of the loan premium through interest expense.
The credit spread, forex and basis swaps would be accounted for as derivatives with changes in fair value recorded in the income statement.
The day one fair value on these derivatives would be considered part of the proceeds paid in purchasing the loans in determining their amortized cost basis. The day one fair value on these derivatives will always be a loss equal to the NPV of the difference between the spread received on the loans and the spread receivable on the deposit. This would therefore be accounted for as a premium and amortized over the life of the loan.
Amortization of premium/discount — As described above, Norwegian GAAP does not require embedded derivatives to be bifurcated from a hybrid contract.
Under U.S. GAAP, any premium or discount on the underlying host contract arising from bifurcation of an embedded derivative is amortized over the life of the host contract.
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
Consolidation of Variable Interest Entities — U.S. GAAP requires companies to consolidate all entities in which they have a “controlling financial interest”. FIN 46-R, issued in December 2003, requires that a company must consolidate all entities meeting the definition of a “variable interest entity”, of which the company is the primary beneficiary of the resulting risks and rewards. As part of normal business activities, the Company provides, to a limited extent, lending to certain entities such as special purpose entities (SPEs), which would not meet the business scope exception of FIN 46-R 4(h) and could be determined to be variable interest entities. These entries are sponsored by unrelated third parties that own the related equity and voting interest. All such lending is fully guaranteed by highly rated Norwegian and foreign banks or the Norwegian government, some of which are related parties. All of the loans to SPEs are guaranteed by institutions with ratings between AAA and A-.The Company has no other variable interests nor any other relationships or transactions with these entities, therefore the resulting variability is solely due to the credit risk of the entity and/or guarantor. Historically, the Company has made no provisions against any of these loans and experienced no losses on these loans. The resulting variability accruing to the Company due to its involvement in these entities would not be significant enough to require consolidation or disclosure in accordance with FIN 46-R.
Outstanding amounts lent to SPEs were NOK 3,666 million as of December 31 2005. Outstanding amounts lent to SPEs, where the Company provided more than 50% of the financing on inception, were NOK 1,086 million as of December 31, 2005.
Additional U.S. GAAP disclosure information
a) Cash Flows
The statement of cash flows provided in accordance with Norwegian GAAP on page F-5 are not prepared in a format consistent with SFAS No. 95 “Statements of Cash Flows” for U.S.GAAP reporting. The following information provides the additional disclosure required in accordance with SFAS No. 95.

	December 31,
(NOK thousands)	2005	2004	2003

Cash	5	5	5
Loans and receivables due from credit institutions	1,101,061	697,004	462,319

Total cash and cash equivalents	1,101,066	697,009	462,324

Cash and cash equivalents include cash on hand and bank deposits with original maturity shorter than three months. At December 31, 2005, 2004, and 2003, these bank deposits included compensating balances for employees’ withholding taxes of NOK 4.6 million, NOK 4.2 million and NOK 4.0 million, respectively. Other bank deposits are included in loans and receivables due from credit institutions on the balance sheet. See note 1(B) to the financial statements.

(NOK thousands)	2005	2004	2003

Cash paid for the year ended December 31, was as follows for:
Interest	3,177,483	3,026,543	3,360,398
Income taxes	81,209	84,007	84,512

(NOK thousands)

Detailed cash activity during the year was as follows for:
Purchases of investments (1)	(54,337,564)	(38,094,231)	(46,790,046)
Proceeds on sales and maturities of investments (2)	44,918,802	37,760,706	42,199,251

Net increase in financial investments	(9,418,762)	(333,525)	(4,590,795)

1) Of this trading portfolio	(22,104,772)	(18,797,628)	(25,731,049)
2) Of this trading portfolio	18,857,544	20,566,626	24,016,840
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
No allowance for loan losses is provided for these loans at the year end as all amounts are expected to be paid under the supporting guarantee or insurance which include, where applicable, the payment of penalty interest or similar payment to cover cost of funds, where payment under the guarantee or insurance is delayed
The table below sets forth the amount of interest included in the income statement related to non-performing loans:

	December 31,
(NOK thousands)	2005	2004	2003

Interest included in the income statement	311	332	394
Average outstanding on these loans	33,134	138,262	15,894

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
NOK 8.9 billion investment debt securities had unrealized losses as at December 31, 2005. Of this amount, NOK 56 million worth of securities have had unrealized losses for greater than 12 months. These securities only accounted for NOK 3.3 million of total unrealized losses of NOK 14.5 million (see note 16). Based on the review performed at December 31, 2005, management believes that the unrealized losses as at that date are temporary in nature. The unrealized losses are mainly due to market movements in interest rates, and the credit quality of the bond issuers remains strong with 90% rated as investment grade. The remaining 10% are financial investments in non-rated Norwegian banks.

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

				December 31,
(NOK millions)	2005				2004
				Net of				Net of
	Carrying amount		Fair value	carrying amount and fair value	Carrying amount		Fair value	carrying amount and fair value

Derivatives (from note 29)	2743		2901	158	3,286		2,027	(1,259)
Adjustment to line item “Derivatives” (1)	N/A	(2)	201	201	N/A	(2)	115	115

Derivatives	2,743		3,102	359	3,286		2,142	(1,144)

1)	The adjustment line includes certain transactions which are defined as a derivative under U.S. GAAP but not Norwegian GAAP which include credit default swaps (see note 35) and derivatives within the 108-agreement (see note 1(D)). The fair value disclosure in note 29 is also on a settlement date basis; therefore this item also includes an adjustment to disclose the fair value of derivatives on a trade date basis.

2)	The carrying amounts for these items are included in the corresponding asset and liability line items in note 29.
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
35.	COMMITMENTS AND CONTINGENT LIABILITIES
GUARANTEES ISSUED

	December 31,
(NOK thousands)	2005	2004

Credit default swaps	1,152,534	1,273,940
Payment guarantees	4,228,981	2,943,084

(NOK thousands)	0-1 year	2-3 year	4-5 year	Over 5 year	Total

Credit default swaps	338,435	814,099	0	0	1,152,534
Payment guarantees	54,977	246,467	550,083	3,377,454	4,228,981

Credit Default Swaps
Credit default swaps are derivative transactions between two parties, under which one party sells protection against certain defined credit events related to a third party (the “reference entity”) against payment. Eksportfinans has entered into six such derivative contracts totaling a face value of EUR 85 million, and additionally four totaling a face value of USD 70 million. The contracts all result in exposure to major international banks, except for one USD 10 million contract, which results in exposure to a Canadian province, which is rated A1 by Moody’s, A+ by Standard & Poor’s, and AA- by Fitch.

Eksportfinans engages in credit default swaps for yield-enhancing purposes by selling credit protection to the counterparty in the credit default swap agreement. Eksportfinans enters into credit default swaps as the protection selling party, as an alternative to or substitution for traditional investments in securities issued by acceptable counterparties. The credit risks involved when selling credit protection to a counterparty or investing in securities issued by the same counterparty are basically the same. If one of the defined credit events occurs with respect to the reference entity, Eksportfinans will have to pay to the counterparty the notional amount under the credit default swaps and will receive from the counterparty a bond or loan issued by the reference entity.
The maximum potential amount of future payments under these contracts is limited to the notional amount of the contracts disclosed above. As of December 31, 2005, the contracts have not been impaired and therefore no liability is currently recorded under Norwegian GAAP.
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
As of December 31, 2005 Eksportfinans had four such guarantees outstanding, none of which were impaired at this date. The maximum potential amount of future payments under these guarantees is limited to the notional amount of the guarantees as disclosed above.
OTHER TRANSACTIONS

	December 31,
(NOK thousands)	2005	2004

Accepted commitments	27,699,646	7,504,551

In the normal course of the lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. A portion of commitments outstanding is expected to result in actual loans, which is expected to be disbursed within three years.
With respect to funding activity, the Company has been entering into bond debt transactions with embedded derivatives to a fairly large extent. See note 21 for further details. Eksportfinans has entered into swap agreements to hedge the market risk related to these transactions. The contingent liabilities related to these embedded derivatives are thus limited to the credit risk of the swap counterparty not being able to fulfill its obligations.

36.	LEASES
The Company leases parts of its office building to unrelated third parties under operating leases with lease terms generally between five and ten years.
Lease income from operating leases for the years ended December 31, 2005, 2004 and 2003 were NOK 1.7 million, NOK 4.2 million and NOK 4.9 million, respectively. Kommunekreditt Norge AS leases office space from an unrelated third party with an original lease term of 10 years. The unexpired term of the contract is five years and thereafter an option for ten new years. Following are the scheduled lease payment obligations (in NOK thousands):

2006	875
2007	884
2008	901
2009	917
2010	934

Thereafter	10,345

37.	SUPERVISION AND REGULATION
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
Under the Financial Institutions Act, a financial group and the financial institutions within that financial group must be licensed by the Norwegian Government. The articles of association of a financial institution must be approved by the Ministry of Finance and Customs. The articles of association of Eksportfinans and Kommunekreditt, among other things, provide for the Company’s management through the Board of Directors’ supervision and control, the Council of Representatives and the Control Committee.
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
Operating segment information

(NOK thousands)	2005	2004	2003

Net interest income
Eksportfinans	269,830	313,103	357,433
Kommunekreditt	85,841	89,292	84,838

Total	355,671	402,395	442,271

Net income after taxes
Eksportfinans excl. Kommunekreditt (1)	92,927	178,387	212,346
Kommunekreditt	35,290	40,387	38,824

Total	128,217	218,774	251,170

Total assets
Eksportfinans	135,916,237	109,335,927
Kommunekreditt	52,171,523	45,451,951
Eliminations	(52,152,895)	(45,432,893)

Total	135,934,865	109,354,985

Total equity
Eksportfinans	2,577,146	2,564,270
Kommunekreditt	552,351	517,061
Eliminations	(552,351)	(517,061)

Total	2,577,146	2,564,270

(1)	Intra-group transactions are undertaken on normal commercial terms.
Major customers
The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

39.	NUMBER OF EMPLOYEES

	2005	2004

Number of employees	94	106
Number of employees in man-labor years	90	104

40.	CAPITAL ADEQUACY
Capital adequacy is calculated in accordance with the prevailing regulations in force from the Norwegian Banking, Insurance and Securities Commission. Under these regulations the capital adequacy requirement is 8%.
At December 31, 2005, the Company’s capital adequacy ratio was 13.1%, compared with 17.1% at December 31, 2004.
Risk-weighted balance sheet and off-balance sheet items

	December 31,
(NOK millions)	2005		2004
		Weighted		Weighted
	Book value	value	Book value	value
Assets
Loans to and receivables due from credit institutions	9,851	1,838	2,443	347

Loans to and receivables due from customers	73,607	15,640	64,809	13,262
Securities	33,070	6,504	22,718	4,432
Intangible assets	22	0	23	0
Fixed assets	127	127	122	122
Other assets	33	33	100	61
Prepayments and accrued revenues	740	118	471	63

Total assets excluding trading portfolio	117,450	24,260	90,686	18,287

Off-balance sheet items:
Financial derivatives		1,623		1,694
Other off-balance transactions		1,499		1,031

Total off-balance sheet items		3,122		2,725

Total risk-weighted value of banking portfolio		27,382		21,012
Total risk-weighted value of trading portfolio		2,942		2,317
Foreign currency exchange risk		54		26

Total		30,378		23,355

1)	As of December 31, 2005, offsetting items under capital adequacy regulations reduced the total of risk-weighted balance sheet and off-balance sheet items by NOK 776 million.

Risk capital
(NOK millions and as percentage of risk-weighted assets and off-balance

		December 31,
GROUP	2005		2004

Core capital *)	2,992	9.85%	2,970	12.70%
Additional capital (sub-ordinated loan capital)	996	3.28%	1,019	4.40%

Total risk capital	3,988	13.13%	3,989	17.08%

*)

(NOK millions)	2005	2004

Share capital	1,594	1,594
Balance sheet equity	984	971
Capital contribution securities	449	445
Intangible assets	-22	-23
Prepaid pension cost	-13	-17

Total core capital	2,992	2,970

41.	INTEREST RATE RISK
The calculated value of financial instruments, both on- and off-balance sheet, is affected by changes in the level of interest rates. This interest rate sensitivity can be expressed as changes in values arising from a given change in the interest rate level. The table displays change in market values given an interest rate increase of one percentage point on December 31, 2005.
The interest rate sensitivity takes into account that interest rate-fixing on assets and liabilities occur on different dates. However, the interest rate sensitivity is over-estimated because it does not take into account the covariance between the interest rates at the different interest measurement points. The convexity effects have not been taken into account.

(NOK thousands)	1 month	3 months	1 year	5 years	Total
GROUP
Trading:
USD	(260)	(491)	(22)	(1,008)	(1,780)
EUR	964	1,032	(1,150)	(598)	248

Other than trading:
NOK	(10,236)	6,353	(2,659)	(9,265)	(15,807)
USD	1,389	1,116	(2,302)	30,987	31,190
EUR	(3,120)	1,501	(519)	(3,769)	(5,907)
Other currencies	(57)	163	(730)	846	222
The table does not include the administrative interest rate risk as discussed in Item 11 “Quantitative and qualitative disclosures about market risk — Interest rate risk”. Under the 108 Agreement, currency and interest rate risk are fully covered by the Government. Positions under the 108 Agreement are therefore not included in the table above.

42.	RESTRUCTURING PROVISIONS
In 2005 our Board of Directors approved the implementation of a restructuring plan estimated at NOK 38 million involving, among other things, a reduction in staff and consultant assistance for IT systems and changes to work processes. NOK 13.5 million was allocated to severance pay packages for redundant personnel. During 2005, 21 persons applied for and were granted severance pay packages.
The provisions for severance packages made in 2005 are included in the line item “Other operating expenses” in the income statement. The provisions at December 31, 2005 are included in the line item “other accrued liabilities” in the balance sheet. The amounts concerning Kommunekreditt are immaterial.

GROUP

Provisions at January 1, 2005	412
New provisions	13,500
Expenses	9,178
Provisions at December 31, 2005	4,734

Expenses incurred for consultant assistance for IT-systems and changes to work processes is included in the line item “Salaries and other administrative expenses” in the income statement as specified in note 7.

SIGNATURES
     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EKSPORTFINANS ASA

By:	/s/ TOR F. JOHANSEN

Tor F. Johansen
President and
Chief Executive Officer
Dated: March 30, 2006