Form 20-F/A
period 2005-12-31
EKSPORTFINANS ASA
filed 2006-08-29
CIK 700978

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A

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
☐ Yes ☑ No

Explanatory Note
     The purpose of this amended annual report on Form 20-F dated August 28, 2006 is to make certain corrections to Note 34 to the consolidated financial statements included in this annual report and to make corresponding corrections to the following sections of the annual report:
•	the line items titled “U.S. GAAP Net revenue”, “U.S. GAAP income before extraordinary items”, “U.S. GAAP net income”, “U.S. GAAP net income per share — basic and diluted” and “Ratio of U.S. GAAP earnings to fixed charges” within the table titled “Income Statement Data” on pages 2 and 3;

•	the line item titled “U.S. GAAP shareholders’ equity” within the table titled “Balance sheet data” on page 3 of the report;

•	the discussion of U.S. GAAP net income in Item 5.A “OPERATING AND FINANCIAL REVIEW AND PROSPECTS — OPERATING RESULTS — U.S. GAAP reconciliation” on pages 45 and 46 of this report;

•	the disclosure under Item 15 “CONTROLS AND PROCEDURES” on page 84 of this report; and

•	the line items titled “Income before extraordinary income”, “U.S. GAAP adjustment to income taxes”, “Total U.S. GAAP earnings” and “Ratio of earnings to fixed charges” in exhibit 7.1.
     Note 34 explains the nature of the changes. No other part of this annual report is being amended, and the filing of this amended annual report should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to March 30, 2006, the filing date of Eksportfinans’ annual report on Form 20-F for the year ended December 31, 2005, except insofar as a statement in the changed items expressly refers to a later occurring event.

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
          For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (“U.S. dollars”, “$” or “USD”) in this annual report have been made at the rate of NOK 6.7444 = $1.00 ($0.1483= NOK 1), the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005. On August 25, 2006, such rate was NOK 6.3020 = $1.00 ($0.1587 = NOK 1). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.
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

INCOME STATEMENT DATA
Year ended December 31,
Amounts in accordance with Norwegian GAAP

	2005	2005	2004	2003	2002	2001
	(Millions of	(Millions of NOK)
	USD)
INTEREST AND RELATED INCOME:
Interest and related income on loans and receivables due from customers	207	1,393	1,507	1,347	1,398	2,376
Interest and related income on securities and on loans and receivables due from credit institutions and other interest and related income	281	1,892	1,018	920	1,061	2,333

Total	488	3,285	2,525	2,267	2,459	4,709
INTEREST AND RELATED EXPENSES:
Total	(434)	(2,929)	(2,123)	(1,824)	(2,057)	(4,257)

NET INTEREST INCOME	54	356	402	443	402	452
Commissions earned and income related to banking services (1)	1	7	6	17	5	—
Commissions paid and expenses related to banking services	(1)	(5)	(5)	(6)	(6)	(7)

Net gains on securities and foreign currencies	2	11	42	40	10	13
Other operating income	0	2	4	5	8	6
Total operating expenses	(28)	(189)	(146)	(147)	(128)	(121)

INCOME BEFORE TAXES	28	182	303	352	291	343
Income taxes	(9)	(54)	(84)	(101)	(83)	(94)

NET INCOME	19	128	219	251	208	249

PER SHARE DATA:
(thousands of USD/NOK)
Net income	0.13	0.84	1.44	1.65	1.37	1.64
Dividends proposed (2)	0.11	0.76	1.30	1.32	0.55	0.82 *

Amounts in accordance with U.S. GAAP (3):	Restated	Restated	Restated	Restated	Restated	Restated

Net revenue **	11	71	1,454	(2,133)	876	2,168
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	(12)	(86)	945	(1,638)	545	1,482

Cumulative effect of change in accounting principle, net of related tax effect ***	—	—	—	—	—	624

NET INCOME (9)	(12)	(86)	(945)	(1,638)	545	2,106

Dividends paid	29	197	201	83	124	126

INCOME STATEMENT DATA
Year ended December 31,
Amounts in accordance with Norwegian GAAP

	2005	2005	2004	2003	2002	2001
	(Millions of	(Millions of NOK)
	USD)
PER SHARE DATA
(Thousands of USD/NOK)

Net income — basic and diluted (9)	(0.08)	(0.57)	6.23	(10.79)	3.59	13.88
Dividends paid	0.19	1.30	1.32	0.55	0.82	0.82	*

Shares outstanding at December 31	151,765	151,765	151,765	151,765	151,765	151,765

NORWEGIAN GAAP:
Ratio of earnings to fixed charges (4)		1.06	1.14	1.19	1.14	1.08
U.S. GAAP:
Ratio of earnings to fixed charges (3)(4)(9)		—	1.62	—	1.37	1.48
BALANCE SHEET DATA
As of December 31,
Amounts in accordance with Norwegian GAAP

	2005	2005	2004	2003	2002	2001
	(Millions of	(Millions of NOK)
	USD)
ASSETS
Cash, bank deposits, investments and bonds held to maturity	7,388	49,830	36,336	41,955	39,118	32,699
Total loans (5)	12,067	81,385	68,090	59,177	51,182	51,506

TOTAL ASSETS	20,155	135,935	109,355	103,339	91,073	85,127
LIABILITIES
Commercial paper debt	371	2,500	4,921	15,393	19,230	16,155
Bond debt	18,955	127,839	98,390	82,798	64,894	57,117

TOTAL BORROWINGS THROUGH THE ISSUE OF SECURITIES	19,326	130,339	103,311	98,191	84,124	73,272

Subordinated debt	128	862	883	936	880	1,976
Capital contribution securities	86	579	582	595	697	901
SHAREHOLDERS’ EQUITY
Share capital	236	1,594	1,594	1,594	1,594	1,594
Share premium reserve	24	162	162	162	162	162
Other equity	122	821	808	786	736	612

TOTAL SHAREHOLDERS’ EQUITY (after dividends declared)	382	2,577	2,564	2,542	2,492	2,368

Amounts in accordance with U.S. GAAP	Restated	Restated	Restated	Restated	Restated	Restated

Total assets	21,060	142,036	115,887	107,504	93,037	83,424

Shareholders’ equity (9)	539	3,635	3,944	3,150	4,891	4,328

	2005	2005	2004	2003	2002	2001
	(Millions of
	USD)	(Millions of NOK)
FINANCIAL RATIOS/OPERATING STATISTICS
Amounts in accordance with Norwegian GAAP
Return on average equity (6)		4.99%	8.57%	9.98%	8.54%	10.90%
Dividend (as a percentage of share capital)		7.24%	12.35%	12.61%	5.21%	7.80%

Return on assets (7)		0.29%	0.37%	0.44%	0.44%	0.50%
Ratio of operating and administrative expenses to average assets		0.14%	0.12%	0.13%	0.12%	0.12%

BALANCE SHEET STATISTICS

Capital adequacy (8)		13.10%	17.05%	18.40%	21.56%	25.00%
Public sector share of total loans as borrowers/guarantors		70.93%	75.86%	73.66%	67.97%	62.60%
Total loans outstanding/ total assets		59.87%	62.27%	57.26%	56.20%	60.50%

*	On July 3, 2001 Eksportfinans paid an extraordinary dividend of NOK 374.1 million. Including such amount, dividends per share were NOK 3.28.

**	Net revenue consists of net interest income, income (losses) on investments in joint venture, commissions earned and paid, gains (losses) on securities and foreign currencies and U.S. GAAP adjustments except for goodwill, depreciation of property and revaluation. See our audited consolidated financial statements, note 34.

***	The amount in 2001 reflects the implementation of Financial Accounting Standard 133. See our audited consolidated financial statements, note 34 for more information.

(1)	Income on guarantees is included in this item — see notes 3 and 35 to our audited consolidated financial statements.

(2)	The dividend per share amount for each year represents the distribution out of net income proposed by the Board of Directors for that year. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders of Eksportfinans. The proposed dividend for each year was approved at the annual general meeting of Eksportfinans held during the following year and was paid in such following year.

(3)	See note 34 to our financial statements for a discussion of differences between Norwegian GAAP and U.S. GAAP for the three-year period ended December 31, 2005.

(4)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on bond debt issued. The ratio of U.S. GAAP earnings to fixed charges is based on U.S. GAAP income before extraordinary items. In 2003, U.S. GAAP, the ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP earnings of NOK 443 million (USD 66 million). In 2005, the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP income before extraordinary items. The amount of the coverage deficiency was NOK 2,272 million (USD 339 million) in 2003 and NOK 0.1 million (USD 0.02 million) in 2005. See note 34 to our audited consolidated financial statements for further discussion of U.S. GAAP earnings. Our negative U.S. GAAP earnings in 2003 and negative U.S. GAAP income in 2005 were driven by the impact of market movements on the fair value of derivatives, for which hedge accounting is not applied under U.S. GAAP.

(5)	Total loans include loans and receivables due from customers and a portion of loans and receivables due from credit institutions. See note 15 to our consolidated financial statements.

(6)	Net income divided by average shareholders’ equity (average based on beginning and end of year).

(7)	Net interest income (including provisions) divided by average assets (average based on daily averages).

(8)	As provided by the Norwegian Financial Activity and Financial Institutions Act 1988, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy, which took effect on March 31, 1991. As the principal measure of capital adequacy, the guidelines apply a risk-asset ratio, which compares the total of assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital and supplementary capital. The minimum capital requirement is 8%.

(9)	U.S. GAAP net income and equity for the periods ended December 31, 2005, 2004, 2003, 2002 and 2001 has been restated. Note 34 to our audited consolidated financial statements explains the nature of the restatement.

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
The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end

2001	9.0331	8.9724
2002	7.9253	6.9375
2003	7.0627	6.6660
2004	6.4682	6.7444
2005	6.7241	6.0794
          The following table sets forth the high and low noon buying rates for the previous six months:
Noon Buying Rates

	High	Low
2006
February	6.8490	6.6416
March	6.7340	6.5276
April	6.5142	6.1645
May	6.1642	6.0142
June	6.3252	5.9869
July	6.3477	6.1592
August (through August 25)	6.3430	6.1174
The noon buying rate on August 25, 2006, was NOK 6.3020 = $1.00 ($0.1587 = NOK 1).
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
          U.S. GAAP Reconciliation
          The above discussion is based on the Company’s financial statements, which are prepared on the basis of Norwegian GAAP. Generally accepted accounting principles in Norway vary in certain significant respects from accounting principles generally accepted in the United States. The application of generally accepted accounting principles in the United States would have affected net income for each of the three years in the period ended December 31, 2005 and shareholders equity as of December 31, 2005 and 2004 to the extent summarized in Note 34, as restated, to the audited consolidated financial statements. Note 34, as restated, also includes a discussion of the principal differences between Norwegian GAAP and U.S. GAAP that are relevant to the Company’s financial statements. As described in Note 34 to the audited financial statements, the U.S. GAAP reconciliation has been restated to correct certain errors. See also Item 15 for a description of the related material weaknesses impacting the Company’s disclosure and procedures.

          U.S. GAAP net income in 2005 was NOK 0.2 billion lower than net income reported under Norwegian GAAP. In 2004 and 2003 net income under U.S. GAAP was, respectively, NOK 0.7 billion higher and NOK 1.9 billion lower than under Norwegian GAAP. These differences were primarily due to unrealized gains and losses on derivatives recorded under U.S. GAAP. Under Norwegian GAAP, the Company applies deferral (hedge) accounting. Under U.S. GAAP, the Company has chosen not to apply hedge accounting for any of the derivatives due to the strict requirements in relation to the documentation of hedging relationships. Therefore, all derivatives held by the Company are treated as trading instruments and measured at fair value with changes in fair value recognized in current-period earnings. See Note 34 to the financial statements for a further discussion of the difference in treatment of derivatives under U.S. and Norwegian GAAP. Estimated fair values vary from year to year due to interest rate movements and other market conditions. See Note 29 for a further description of fair value estimation methods and also a table with fair values of all of the Company’s financial instruments. In view of the Company’s hedging policy and practices, changes in the fair value of derivatives should not be viewed in isolation, because related and opposite changes occur in the fair value of assets and liabilities hedged by derivatives.
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
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
               None.
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
               None.
Item 15. CONTROLS AND PROCEDURES
               Restatement.
               In the course of implementing Financial Accounting Standard No. 155 “Accounting for certain Hybrid Instruments” (FAS 155) and preparing for transition to IFRS, two errors were identified with respect to our accounting for an embedded derivative transaction and certain issued and purchased securities transactions in our U.S. GAAP reconciliations in our Annual Report of Form 20-F for the year ended December 31, 2005. These adjustments are explained in Note 34 to our consolidated financial statements.
               We calculate adjustments to our Norwegian GAAP results to bifurcate embedded derivatives in our issued debt instruments and record these separately at fair value in accordance with Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (FAS 133) for the purposes of preparing our reconciliation to U.S. GAAP. One of the parameters used to calculate an embedded derivative on the issue date of the related debt instrument was input incorrectly. This error resulted in the overstatement of the change in fair value of the associated embedded derivative for the periods ended June 30, 2005 and December 31, 2005.
               In addition, certain issued debt instruments and certain securities held as investments are economically hedged with swap transactions and are reported as a net position in accordance with Norwegian GAAP hedge accounting requirements. Under U.S. GAAP, these transactions are reported separately with the swap transaction reported at fair value in the balance sheet on the transaction date with any subsequent changes in fair value reported to income in accordance with FAS133. Any discount/premium on the security is amortized to the income statement as a yield adjustment. On separating these transactions, no adjustments were made for the amortization of the premium/discounts, as such amounts, where they existed, were historically deemed immaterial. The magnitude of these adjustments was not tracked adequately on an ongoing basis and has become material in the U.S. GAAP results reported for 2005.
               The accounting staff reported their findings to management, to PricewaterhouseCoopers AS and to the Audit Committee of the Board of Directors. After initial discussions with the Audit Committee, management reviewed these matters in further detail, and after completing its analysis on August 25, 2006, recommended to the Audit Committee and the Board of Directors that the previously reported U.S. GAAP reconciliations and related U.S. GAAP financial data in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 should no longer be relied upon and that it should be restated to reflect the correction of these errors. The Board of Directors concurred with this recommendation at their meeting on August 28, 2006.
               These accounting errors do not affect the Company’s financial results reported under Norwegian GAAP for any year in the three-year period ended December 31, 2005, nor do they affect the Company’s capital adequacy or the Company’s current or future cash payments.
Evaluation of Disclosure Controls and Procedures
               In connection with the restatement, under the direction of our Chief Executive Officer and Chief Financial Officer, we re-evaluated our disclosure controls and procedures surrounding our U.S. GAAP reconciliations as of December 31, 2005. We identified two material weaknesses in our controls and procedures relating to our financial reporting, with respect to errors in accounting for hybrid transactions and certain issued and purchased securities transactions as described above.
               Solely as a result of these two material weaknesses, we concluded that our disclosure controls and procedures were not effective as of December 31, 2005.
Remediation of Material Weakness in Internal Control
               As of the date of this filing, we have implemented certain immediate actions to remediate the material weaknesses in our internal controls over the U.S. GAAP reconciliation in our Annual Report on Form 20-F with respect to these errors.
               Under FAS 155, we are no longer required to bifurcate embedded derivatives in our hybrid instruments as this standard permits us to report these transactions at fair value. Since we adopted this standard as of January 1, 2006, the complex calculations and processes to bifurcate and account for these embedded derivatives will no longer be required.
               We have undertaken additional detailed reviews of the spreadsheets used to calculate the accounting entries for bifurcating these embedded derivatives.
               In connection with the adoption of FAS 155, we have put procedures and controls in place designed to ensure the completeness and accuracy of processing the accounting entries for hybrid transactions.
               We have put procedures and control in place to ensure that any future effects of changes in accounting principles that are deemed immaterial on transition are reviewed periodically.
               As part of our preparation for the implementation of the requirements of regulation under Section 404 of the Sarbanes-Oxley Act of 2002 for our 2007 financial year, we are implementing a number of additional controls around the processes used to prepare the accounting entries for our U.S. GAAP reconciliations.
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
/s/ PricewaterhouseCoopers AS
Oslo, Norway
March 29, 2006, except for Note 34, for which the date is August 29th, 2006.

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
The Company’s U.S. GAAP net income and shareholders’ equity for fiscal years 2005, 2004 and 2003 has been restated to reflect the correction of an error related to the Company’s accounting for an embedded derivative transaction and certain issued and purchased securities transactions that affected line items “Unrealized gains (losses) on derivatives”, “Amortization of premium/discount” and “Tax effects of U.S. GAAP adjustments”, and a reclassification between the line item “Unrealized gains (losses) on derivatives” and the line item “Amortization of premium/discount”. The effects of these corrections are as follows:

(in NOK thousands)	2005	2004	2003
Net income (loss) in accordance with U.S. GAAP as previously reported:	511,553	916,172	(1,690,378)
Correction of errors in computation of fair values of embedded derivatives that are bifurcated (1)	(556,404)	—	—
Correction of errors in computation of the amortization adjustment (2)	(41,415)	29,241	52,574

Net income (loss) in accordance with U.S. GAAP as adjusted	(86,266)	945,413	(1,637,804)

Net income (loss) per share data:
Basic and diluted as previously reported:	3,371	6,037	(11,138)
Effect Adjustments	(3,939)	0,193	0,346

Basic and diluted as adjusted	(0,568)	6,229	(10,792)

(in NOK thousands)	Dec. 31,	Dec. 31,	Dec. 31,
	2005	2004	2003
Shareholder’s equity in accordance with U.S. GAAP as previously reported:	4,150,474	3,866,448	3,082,781
Correction of errors in computation of fair values of embedded derivatives that are bifurcated (1)	(556,404)	—	—
Correction of errors in computation of the amortization adjustment (2)	41,054	77,614	67,038

Shareholders’ equity in accordance with U.S. GAAP as adjusted	3,635,124	3,944,062	3,149,819

1)	FAS 133 requires that embedded derivatives that are defined as not clearly and closely related to their underlying host contract be bifurcated and separately reported at fair value with changes in fair value reported in the income statement. For those instruments with embedded derivatives requiring bifurcation, the Company calculates the bifurcation accounting entries using a spread sheet and data inputs from their trading system. During the implementation of FAS 155, Accounting For Certain Hybrid Financial Instruments, in 2006, an error was identified in the input of one data element to this computation spreadsheet for one transaction which resulted in the understatement of the initial fair value of the embedded derivative which led to the improper calculation of the unrealized loss at December 31, 2005.
     Income and equity adjustments for this item:

(in NOK thousands)	2005	2004	2003
Adjustment line item “unrealized gains (losses) on derivatives”	(1,058,957)	—	—
Adjustment line item “amortization of premium/ discount”	286,173	—	—
Adjustment line item “tax effect of U.S. GAAP adjustments”	216,380	—	—

Total effect on Net income in accordance with U.S. GAAP	(556,404)	—	—

(in NOK thousands)	Dec. 31,	Dec. 31,	Dec. 31,
	2005	2004	2003
Adjustment line item “unrealized gains (losses) on derivatives”	(1,058,957)	—	—
Adjustment line item “premium/ discount less amortizations”	286,173	—	—
Adjustment line item “tax effect of U.S. GAAP adjustments of retained earnings”	216,380	—	—

Total effect of Shareholders’ equity in accordance with U.S. GAAP	(556,404)	—	—

2)	Under Norwegian GAAP, certain issued debt instruments and certain securities held as investments which are economically hedged with swap transactions are reported as a net position. Thus where there is an upfront payment on the swap that is approximately equal to the discount on the debt or security instrument neither the swap payment nor the discount are recognized under Norwegian GAAP as the amounts offset each other during the life of the transaction. Under U.S. GAAP, the swap transaction and related transaction are reported gross. That is, all swap transactions are reported at fair value in the balance sheet on transaction date with changes in fair value included in the income statement. Further, under U.S. GAAP, any upfront payments on swap transactions have been recorded on transaction date in the balance sheet. However, previously no adjustment had been made for the amortization of the corresponding discount on the underlying issued debt or security as such amounts were deemed immaterial on transition to FAS133 in 2001. The magnitude of these adjustments has become material in the U.S. GAAP results reported for 2005, and are now reflected in the restated U.S. GAAP net income and shareholders’ equity.
     Income and equity adjustments for this item:

(in NOK thousands)	2005	2004	2003
Adjustment line item “amortization of premium/discount”	(57,520)	40,612	73,020
Adjustment line item “tax effect of U.S. GAAP adjustments”	16,105	(11,371)	(20,446)

Total effect on Net income in accordance with U.S. GAAP	(41,415)	29,241	52,574

(in NOK thousands)	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
Adjustment line item “premium/discount less amortizations”	87,017	144,537	103,925
Adjustment line item “tax effect of U.S. GAAP adjustments of retained earnings”	(24,365)	(40,470)	(29,099)
Adjustment line item “unrealized gain (loss) on available for sale securities, net of related tax effect” i)	(21,598)	(26,453)	(7,788)

Total effect on Shareholders’ equity in accordance with U.S. GAAP	41,054	77,614	67,038

i)	The tax effect amounted to NOK (8.4) million, NOK (10.3) million and NOK (3.0) million for the periods ended December 31, 2005, 2004 and 2003 respectively.

3)	Other small miscellaneous items: The Company has made a reclassification between the line item “Unrealized gains (losses) on derivatives” and the line item “Amortization of premium/discount” of NOK 103 million for the year ended December 31, 2005, relating to an input error on recording the repurchase of an issued debt transaction.
     Income and equity adjustments for this item:

(in NOK thousands)	2005	2004	2003
Adjustment line item “unrealized gains (losses) on derivatives”	(103,477)	—	—
Adjustment line item “ amortization of premium/ discount”	103,477	—	—

Total effect on Net income in accordance with U.S. GAAP	—	—	—

(in NOK thousands)	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
Adjustment line item “unrealized gains (losses) on derivatives”	(103,477)	—	—
Adjustment line item “ premium/ discount less amortizations”	103,477	—	—

Total effect on Shareholders’ equity in accordance with U.S. GAAP	—	—	—

	2005	2004	2003
(NOK thousands)	Restated	Restated	Restated

Net income as reported in accordance with Norwegian accounting principles	128,217	218,774	251,170

Adjustments:
Unrealized loss/(gain):
Trading portfolio	(1,466)	(581)	(1,955)
Available-for-sale securities	(5,477)	(7,032)	(7,257)
Unrealized gains (losses) on derivatives	(791,930)	153,184	(3,253,607)
Amortization of premium/ discount	504,389	862,339	636,479
Amortization of transition adjustment hedged object:
- loans	7	1,489	2,495
- borrowings	(2,709)	(399)	(2,481)

Goodwill	—	668	1,336
Depreciation of property	(1,603)	(1,603)	—
Revaluation	896	896	896
Tax effect of U.S. GAAP adjustments	83,410	(282,322)	735,120

Net income/(loss) in accordance with U.S. GAAP	(86,266)	945,413	(1,637,804)

Other comprehensive income:
Unrealized gain/(loss) on available for sale securities, net of related tax effecti)	(25,833)	49,767	(19,869)

Comprehensive income/(loss) in accordance with U.S. GAAP	(112,099)	995,180	(1,657,673)

i)	The tax effect amounted to NOK (10.0) million, NOK 19.4 million and NOK 7.7 million for the years 2005, 2004 and 2003 respectively.

Weighted average number of shares outstanding (in thousands)	151.77	151.77	151.77

Net income/(loss) per share data:
Basic and diluted	(0.568)	6.229	(10.792)

	2005	2004	2003
(NOK thousands)	Restated	Restated	Restated

Shareholders’ equity as reported in accordance with Norwegian accounting principles	2,577,146	2,564,270	2,542,336
Adjustments:
Unrealized loss/(gain) on trading portfolio	(4,053)	(2,587)	(2,006)
Unrealized loss on available-for-sale securities	46,287	51,764	58,796
Unrealized gain on derivatives	(1,192,418)	(400,488)	(553,672)
Premium/discount less amortizations	2,157,036	1,652,646	790,307
Transition adjustment hedged object less amortizations:
- loans	(3,658)	(3,665)	(5,154)
- borrowings	23,362	26,072	26,471
Dividends proposed	115,341	196,839	200,937
Goodwill	3,340	3,340	2,672
Depreciation of property	(3,206)	(1,603)	—
Revaluation	(47,092)	(47,988)	(48,884)
Tax effect of U.S. GAAP adjustments of retained earnings	(273,353)	(356,763)	(74,442)
Adjustments to other comprehensive income:
Unrealized gain on available-for-sale securities, net of tax effect1)	236,392	262,225	212,458

Shareholders’ equity in accordance with U.S. GAAP	3,635,124	3,944,062	3,149,819

1) The tax effect amounted to NOK 91.9 million, NOK 102.0 million and NOK 82.6 million for the periods ended December 31, 2005, 2004 and 2003 respectively.
The components of shareholders’ equity in accordance with U.S. GAAP are as follows:

	2005	2004	2003
(NOK thousands)	Restated	Restated	Restated

Share capital	1,593,532	1,593,532	1,593,532
Additional paid-in capital	162,462	162,462	162,462
Retained earnings	1,642,738	1,925,843	1,181,367
Accumulated other comprehensive income	236,392	262,225	212,458

Total	3,635,124	3,944,062	3,149,819

The change in shareholders’ equity in accordance with U.S. GAAP is as follows:

	2005	2004	2003
(NOK thousands)	Restated	Restated	Restated

Beginning balance	3,944,062	3,149,819	4,890,508

Net income/(loss)	(86,266)	945,413	(1,637,804)
Other comprehensive income/(loss)	(25,833)	49,767	(19,869)

Comprehensive income/(loss)	(112,099)	995,180	(1,657,673)
Dividends paid	(196,839)	(200,937)	(83,016)

Ending balance December 31,	3,635,124	3,944,062	3,149,819

Movements in other comprehensive income consists of the following:

	2005	2004	2003
(NOK thousands)	Restated	Restated	Restated

Other comprehensive income	262,225	212,458	232,327
Unrealized gain/(loss) on available for sale securities, net of related tax effect	(25,833)	49,767	(19,869)

Accumulated other comprehensive income	236,392	262,225	212,458

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
Under Norwegian GAAP, securites that are economically hedged with swap transactions are reported net. Under U.S. GAAP, these transactions are reported as separate transactions and any premium or discount on the securities are amortized over the life of the transaction.
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
Dated: August 29, 2006