Form 20-F
period 2006-12-31
EKSPORTFINANS ASA
filed 2007-03-29
CIK 700978

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
3.375% USD Notes due 2008 and Nikkei 225 Index Call Warrants expiring 2008
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
S&P 500 Index Linked Triple Up Notes due 2007
International FX Bull USD Notes due 2007
USD Notes Linked to TOPIX due 2007
AMEX Pharmaceutical Index Linked Notes due 2007
2-Year CMT Variable Rate Notes due 2007
DAX Index Linked Notes (II) due 2007
GS Corn ER Index Linked Notes (I) due 2007
GSRE-ER Index Linked Notes due 2007
GS Corn ER Index Linked Notes (II) due 2007
DAX Index Linked Notes (I) due 2007
BRIC FX Bull Notes due 2007
2-Year CMT Notes due 2007
DAX Index Linked Notes (II) due 2007
AMEX Pharmaceutical Index Linked Notes due 2007
S&P 500® Triple Up Appreciation Index-Linked Notes due 2007
Enhanced Participation Notes Linked to the TOPIX® Index due 2007
18 Month International FX Bull Notes due 2007
2-Year Asian Basket Notes due 2007
Enhanced Participation Notes Linked to the TOPIX® Index due 2007
Double-Opportunity Notes linked to the performance of the S&P 500® Index due 2007
10.00% 1 Year Reverse Convertible Notes linked to the performance of Best Buy Co. due 2007
FX Basket Notes due 2007
18 Month BRLNZD Currency Linked Notes due 2007
Double-Opportunity Notes with Partial Protection linked to the performance of the S&P 500® Index due 2007
15.00% 1 Year Reverse Convertible Notes linked to the performance of salesforce.com, inc. due 2007
10.50% 1 Year Reverse Convertible Notes linked to the performance of Arch Coal, Inc. due 2007
10.00% 1 Year Reverse Convertible Securities linked to the performance of Gilead Sciences, Inc. due 2007
17.50% 1 Year Reverse Convertible Securities linked to the performance of General Motors Corp. due 2007
9.50% 1 Year Reverse Convertible Notes linked to the performance of ConocoPhillips due 2007
Equity Linked Note (ELN) linked to the S&P 500® Index and the Nikkei 225 Index due 2007
Enhanced Participation Notes Linked to the DAX® Index due 2007
Dow Jones — AIG Commodity — Total Return Linked Notes due 2007
16.00% 1 Year Reverse Convertible Securities linked to the performance of SIRIUS Satellite Radio Inc. due 2007
Index+ Notes Linked to the iShares® Russell 2000 Index Fund due 2007
11.00% 1 Year Reverse Convertible Securities linked to the performance of Canadian Natural Resources Limited due 2007
18 Month Asia FX Bull Notes due 2007
13.10% 1-Year Reverse Convertible Securities linked to the performance of Chesapeake Energy Corp. due 2007
12.00% 1 Year Reverse Convertible Securities linked to the performance of Urban Outfitters, Inc due 2007
16 Month Asia FX Bull Notes due 2007
13.25% 1 Year Knock-In Reverse Convertible Securities linked to the performance of Pioneer Drilling Company due 2007
11.00% 1 Year Knock-In Reverse Convertible Securities linked to the performance of Rowan Companies, Inc. due 2007
12.50% Knock-In Reverse Convertible Securities linked to the performance of Ceradyne, Inc. due 2007
9.00% Knock-In Reverse Convertible Securities linked to the performance of St. Jude Medical, Inc. due 2007
13 Month Leveraged Ruble Notes due 2007
10.80% Knock-In Reverse Convertible Securities linked to the performance of Statoil ASA due 2007
10.10% 1 Year Knock-In Reverse Convertible Securities linked to the performance of Tyson Foods, Inc. due 2007
17.00% 1 Year Reverse Convertible Securities linked to the performance of WCI Communities, Inc. due 2007
17.00% 1 Year Reverse Convertible Securities (II) linked to the performance of WCI Communities, Inc. due 2007
9.10% 1 Year Knock-In Reverse Convertible Securities linked to the performance of Popular, Inc (BPOP) due 2007
8.25% 1 Year Knock-In Reverse Convertible Securities linked to the performance of Caterpillar, Inc. due 2007
9.40% 6 Month Knock-In Reverse Convertible Securities linked to the performance of The Cheesecake Factory Incorporated du e 2007
16.00% 1 Year Reverse Convertible Securities linked to the performance of WCI Communities, Inc. due 2007
11.75% 1 Year Knock-In Reverse Convertible Securities linked to the performance of Suntech Power Holdings Co., Ltd. due 2007
11.25% 1 Year Knock-In Reverse Convertible Securities linked to the performance of Apple Computer, Inc. due 2007
12.00% 1 Year Knock-In Reverse Convertible Securities linked to the performance of LCA-Vision Inc. due 2007
3-Year Auto-Callable Securities (ACeS) linked to the performance of McDonald’s Corporation due 2008
3-Month USD LIBOR Daily Range Accrual Notes due 2008
Nikkei 225 Index Linked Notes due 2008
3-Year ACeS Notes Linked to Pfizer Inc. due 2008
3-Year ACeS Notes Linked to Wal-Mart Stores, Inc. due 2008
10% Step-Up ACeS Notes Linked to Home Depot Inc. due 2008
4.750% USD Notes due 2008
3-Year ACeS Notes Linked to McDonald’s Corporation due 2008
10.00% Step-up Auto-Callable Securities (ACeS) linked to the performance of Home Depot Inc. due 2008
Housing Sector Bear Notes Linked to the PHLX Housing SectorSM Index (HGXSM) due 2008
Index+ Notes linked to iShares® Index Russell 2000® Index 10.00% Out-Performance due 2008
Index+ Notes linked to S&P 500® Index, 10.00 Out Performance due 2008
2 Year Emerging Basket FX Notes due 2008
18 Month Asia FX Bull Notes due 2008
Index+ Notes linked to iShares® Index Russell 2000® Index Fund due 2008
4.375% USD Notes due 2009
Efficient Allocation Return Notes (EARN) linked to the S&P 500® Index, Nikkei 225 Index and Dow Jones EURO STOXX 50SM Index due 2009
0.50% Principle-Protected Notes linked to the S&P 500® Index due 2009
Buffered Underlying Securities (BUyS) linked to the Dow Jones AIG Commodity Index & CPI YoY due 2009
3 Year Power Yield Curve Notes due 2009
3 Year Power Yield Curve Notes (II) due 2009
1.80% JPY Notes due 2010
Efficient Allocation Return Notes (EARN) linked to a Domestic EARN Basket and an International EARN Basket due 2010
Five Year 115.00% Capital Protected Notes linked to the Nikkei 225 Index, Hang Seng China Enterprises Index and Hang Seng Index due 2011
Buffered Underlying Securities (BUyS) linked to the S&P 500® Index due 2011
5.125% USD Notes due 2011
Efficient Allocation Return Notes (EARN) linked to the S&P 500®, Nikkei 225 Index and Nasdaq-100® due 2011
Buffered Underlying Securities (BUyS) linked to the S&P500® Index due 2011
Buffered Underlying Securities (BUyS) linked to the S&P500® Index due 2011
2.00% Exchangeable Notes linked to the performance of United Parcel Service, Inc. due 2012
6-Year Non-Call 1-Year SCYE (Slope Contingent Yield Enhanced) notes linked to the spread between the 10-Year Constant Maturity Treasury and the 3-Month LIBOR Rates due 2012
Efficient Allocation Return Notes (EARN) linked to the S&P 500 Index, Nikkei 225 Index and Dow Jones EURO STOXX 50 Index due 2012
1.60% Yen Notes due 2014
5.500% USD Notes due 2016
10 Year Callable Floating Rate Notes due 2016
10-Year CMS Spread Range Notes Callable after 1 Year due 2016
5.2625% USD Notes due 2019
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
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

Page
E. Taxation	52
F. Dividends and Paying Agents	58
G. Statements by Experts	58
H. Documents on Display	58
I. Subsidiary Information	58
Item 11. Quantitative and Qualitative Disclosures about Market Risk	58
Item 12. Description of Securities Other than Equity Securities	61

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	61
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	61
Item 15. Controls and Procedures	61
Item 16.	62
Item 16.A. Audit Committee Financial Expert	62
Item 16.B. Code of Ethics	62
Item 16.C. Principal Accountant Fees and Services	62
Item 16.D. Exemptions from the Listing Standards for Audit Committees	62
Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers	62

PART III
Item 17. Financial Statements	62
Item 18. Financial Statements	62
Item 19. Exhibits	63

Signatures

EXHIBIT 1.1
EXHIBIT 7.1
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1
EXHIBIT 13.2
EXHIBIT 15.1
Exhibit 7.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1

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
          For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (“U.S. dollars”, “$” or “USD”) in this annual report have been made at the rate of NOK 6.2287 = $1.00 ($0.1605= NOK 1), the noon buying rate of the Federal Reserve Bank of New York on December 29, 2006. On March 28, 2007, such rate was NOK 6.0802 = $1.00 ($0.1645 = NOK 1). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.

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
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
Item 3. KEY INFORMATION
     A. SELECTED FINANCIAL DATA
          The following income statement and balance sheet data, expressed in NOK, have been selected from our audited consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 that appear elsewhere herein and from our audited consolidated financial statements as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002 appearing in our previous annual reports on Form 20-F.
          We prepare our financial statements in accordance with accounting principles generally accepted in Norway (Norwegian GAAP). Norwegian GAAP vary in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). The application of U.S. GAAP would have affected net income for each of the three years in the period ended December 31, 2006 and shareholders’ equity as of December 31, 2006, 2005 and 2004 to the extent summarized in note 34 to our audited consolidated financial statements.
          The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements for 2006, 2005 and 2004 and the notes included elsewhere herein.

INCOME STATEMENT DATA
Year ended December 31,

	Year ended December 31,
AMOUNTS IN ACCORDANCE WITH NORWEGIAN GAAP:	2006	2006	2005	2004	2003	2002
	(Millions of	(Millions of NOK)
	USD)
INTEREST AND RELATED INCOME:
Interest and related income on loans and receivables due from customers	485	3,023	1,894	1,507	1,347	1,398
Interest and related income on securities and on loans and receivables due from credit institutions and other interest and related income	375	2,333	1,391	1,018	920	1,061

Total	860	5,356	3,285	2,525	2,267	2,459
INTEREST AND RELATED EXPENSES:
Total	(782)	(4,872)	(2,929)	(2,123)	(1,824)	(2,057)

NET INTEREST INCOME	78	484	356	402	443	402
Commissions earned and income related to banking services (1)	1	6	7	6	17	5
Commissions paid and expenses related to banking services	(1)	(7)	(5)	(5)	(6)	(6)
Net gains on securities and foreign currencies	4	23	11	42	40	10
Other operating income	1	5	2	4	5	8
Total operating expenses	(29)	(178)	(189)	(146)	(147)	(128)

INCOME BEFORE TAXES	53	333	182	303	352	291
Income taxes	(14)	(90)	(54)	(84)	(101)	(83)

NET INCOME	39	243	128	219	251	208

PER SHARE DATA:
(thousands of USD/NOK)
Net income	0.26	1.60	0.84	1.44	1.65	1.37
Dividends (2) proposed	0.12	1.44	0.76	1.30	1.32	0.55

Amounts in accordance with U.S. GAAP (3):

Net revenue * (3)	74	460	71	1,454	(2,133)	876
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	34	210	(86)	945	(1,638)	545

NET INCOME	34	210	(86)	945	(1,638)	545

Dividends paid	35	219	197	201	83	124

INCOME STATEMENT DATA
Year ended December 31,

	Year ended December 31,
	2006	2006	2005	2004	2003	2002
	(Millions of	(Millions of NOK)
	USD)
Per share data
(Thousands of USD/NOK)
Net income - basic and diluted	0.22	1.38	(0.57)	6.23	10.79	3.59
Dividends paid	0.23	1.44	1.30	1.32	0.55	0.82

Shares outstanding at December 31	151,765	151,765	151,765	151,765	151,765	151,765

NORWEGIAN GAAP:
Ratio of earnings to fixed charges (4)		1.07	1.06	1.14	1.19	1.14
U.S. GAAP:
Ratio of earnings to fixed charges (4)(5)		1.06	—	1.62	—	1.37
BALANCE SHEET DATA
As of December 31,

	2006	2006	2005	2004	2003	2002
	(Millions	(Millions of NOK)
	of USD)
ASSETS
Cash, bank deposits, investments and bonds held to maturity	10,179	63,403	49,830	36,336	41,955	39,118
Total loans (6)	15,904	99,059	81,385	68,090	59,177	51,182

TOTAL ASSETS	26,520	165,183	135,935	109,355	103,339	91,073
LIABILITIES
Commercial paper debt	970	6,042	2,500	4,921	15,393	19,230
Bond debt	24,292	151,305	127,839	98,390	82,798	64,894

TOTAL BORROWINGS THROUGH THE ISSUE OF SECURITIES	25,262	157,347	130,339	103,311	98,191	84,124

Subordinated debt	202	1,255	862	883	936	880
Preferred capital securities/Capital contribution securities	98	610	579	582	595	697

SHAREHOLDERS’ EQUITY
Share capital	256	1,594	1,594	1,594	1,594	1,594
Share premium reserve	26	162	162	162	162	162
Other equity	136	845	821	808	786	736

TOTAL SHAREHOLDERS’ EQUITY (after dividends declared)	418	2,601	2,577	2,564	2,542	2,492

Amounts in accordance with U.S. GAAP

Total assets	26,606	165,722	142,036	115,887	107,504	93,037

Shareholders’ equity	531	3,310	3,635	3,944	3,150	4,891

	2006	2006	2005	2004	2003	2002
	(Millions	(Millions of NOK)
	of USD)
FINANCIAL RATIOS/OPERATING STATISTICS
Amounts in accordance with Norwegian GAAP
Return on average equity (6)		9.40%	4.99%	8.57%	9.98%	8.54%
Dividend (as a percentage of share capital)		13.70%	7.24%	12.35%	12.61%	5.21%

Return on assets (7)		0.33%	0.29%	0.37%	0.44%	0.44%
Ratio of operating and administrative expenses to average assets		0.11%	0.14%	0.12%	0.13%	0.12%

BALANCE SHEET STATISTICS

Capital adequacy (8)		12.20%	13.10%	17.05%	18.40%	21.56%
Public sector share of total loans as borrowers/guarantors		60.80%	70.93%	75.86%	73.66%	67.97%
Total loans outstanding/ total assets		59.97%	59.87%	62.27%	57.26%	56.20%

(1)	Income on guarantees is included in this item — see notes 3 and 35 to our audited consolidated financial statements.

(2)	The dividend per share amount for each year represents the distribution out of net income proposed by the Board of Directors for that year. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders of Eksportfinans. The proposed dividend for each year was approved at the annual general meeting of Eksportfinans held during the following year and was paid in such following year.

(3)	Net revenue consists of net interest income, income (losses) on investments in joint ventures, commissions earned and paid, gains (losses) on securities and foreign currencies and U.S. GAAP adjustments except for goodwill, depreciation of property and revaluation. See our audited consolidated financial statements and note 34.

(4)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and amortized premiums/discounts on bond debt issued. The ratio of U.S. GAAP earnings to fixed charges is based on U.S. GAAP income before extraordinary items. In 2003, U.S. GAAP, the ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP earnings of NOK 443 million (USD 66 million). In 2005, the U.S. GAAP ratio of earnings to fixed charges had a deficiency due to negative U.S. GAAP income before extraordinary items. The amount of the coverage deficiency was NOK 2,272 million (USD 339 million) in 2003 and NOK 0.1 million (USD 0.02 million) in 2005. See note 34 to our audited consolidated financial statements for further discussion of U.S. GAAP earnings. Our negative U.S. GAAP earnings in 2003 and negative U.S. GAAP income in 2005 were driven by the impact of market movements on the fair value of derivatives, for which hedge accounting is not applied under U.S. GAAP.

(5)	See note 34 to our financial statements for a discussion of differences between Norwegian GAAP and U.S. GAAP for the three-year period ended December 31, 2006.

(6)	Total loans include loans and receivables due from customers and a portion of loans and receivables due from credit institutions. See note 14 and 15 to our consolidated financial statements.

(7)	Net income divided by average shareholders’ equity (average based on beginning and end of year).

(8)	Net interest income (including provisions) divided by average assets.

(9)	As provided by the Norwegian Financial Activity and Financial Institutions Act 1988, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy, which took effect on January 1, 2007. As the principal measure of capital adequacy, the guidelines apply a risk-asset ratio, which compares the total of assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital and supplementary capital. The minimum capital requirement is 8%.

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
          The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end

2002	7.9253	6.9375
2003	7.0627	6.6660
2004	6.4682	6.7444
2005	6.7241	6.0794
2006	6.3582	6.2287
          The following table sets forth the high and low noon buying rates for the six months ended February 28, 2007:
Noon Buying Rates

	High	Low

September 2006	6.6007	6.3350
October 2006	6.7802	6.5320
November 2006	6.5019	6.1522
December 2006	6.2760	6.0932
January 2007	6.4728	6.1809
February 2007	6.2750	6.1115
March 2007 (through March 28)	6.2500	6.0802
The noon buying rate on March 28, 2007, was NOK 6.0802 = $1.00 ($0.1645 = NOK 1).
     B. CAPITALIZATION AND INDEBTEDNESS
          Not applicable.
     C. REASONS FOR THE OFFER AND USE OF PROCEEDS
          Not applicable.

     D. RISK FACTORS
          Negative developments in the Norwegian export industry and in the Norwegian economy may decrease the volume of export loans and loans to municipalities and counties and harm our business.
          If there were a decrease in demand for products and goods exported from Norway, Norwegian exporters who normally fund their export credits through Eksportfinans may decrease or discontinue their use of Eksportfinans’ services. This would have an adverse effect on our ability to generate revenue through the disbursement of new loans through our export credit lending business. The same would be the case if major exporters who normally fund their export credits through Eksportfinans were to move the production of their goods and services out of Norway. Our export lending business currently benefits from high oil prices inducing high demand for oil rigs, ships, jack up equipment, and other oil-related equipment. A significant fall in oil prices or a continuous fall over a period of time may therefore have a negative impact. Furthermore market interest rates in main markets have been rising making CIRR loans relatively more attractive, which has also boosted demand to borrow from Eksportfinans under the CIRR agreement. Falling market rates may therefore reduce the demand for CIRR loans.
          Similarly, if the Norwegian political, legal or economic environment should become unable to support the taking of loans by municipalities and counties, the volume of loans made by Kommunekreditt to these entities will decrease, negatively affecting Kommunekreditt’s income and business.
          A decision by the Norwegian Government to discontinue government support of export loans or a termination or unilateral adverse modification by the Norwegian Government of its agreement with us could have a detrimental effect on our income and business.
          The Norwegian Government supports certain export loans (see Item 4.B. “Business Overview — Loan — Export-related loans”) according to the OECD Consensus rules.
          There can be no assurance that the Norwegian Government will continue to extend government-supported loans or to participate in beneficial programs for developing countries. A reduction or termination of government–supported loans by the Norwegian Government would have a negative effect on Eksportfinans’ ability to remain competitive and would negatively affect Eksportfinans’ profit margin, income and business. The government’s arrangements for export credit support are currently under review (see Item 4.B. “Business Overview — LOANS — Export Lending — General” and “ — Arrangement with the Norwegian Government”).
          Eksportfinans is, through an agreement with the Norwegian Government, the exclusive provider of government-supported export credits in Norway. In return, the Norwegian Government makes payments to Eksportfinans sufficient to offset any interest and foreign exchange losses relative to certain reference points set forth in the agreement that might occur in connection with Eksportfinans’ foreign currency loans, borrowings and NOK transactions related to such lending. Conversely, if Eksportfinans realizes a gain in connection with its foreign currency lending, borrowing or related transactions, it must pay such gain to the Norwegian Government. The agreement has no set expiration date, but provides that either party may ask for discussions if the agreement does not fulfill that party’s expectations and that each of the parties may with six months’ notice terminate the agreement with respect to future commitments. The agreement will remain effective until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled. Since the arrangement significantly assists in securing Eksportfinans’ business, revenues, and credit ratings, if it were to be unfavorably amended or terminated, Eksportfinans’ profit margins, income and business would be adversely affected (see Item 4.B. “Arrangement with the Norwegian Government”). In the autumn of 2006 the Ministry for Trade and Industry started a review of Norway’s arrangement for government-supported export credits. It is expected that the review will extend throughout 2007 and into 2008. The outcome of the review is uncertain. The Government may determine to continue to offer the support as it does currently, completely discontinue such support or continue such support on a different scale or with a different structure or on different terms and conditions.
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
          98% of our capital requirements are met through the issuance of securities, primarily in the international capital markets. As a result, we are dependent on our access to the international capital markets. The cost and availability of financing is generally dependent on our credit rating. The Company currently has favorable credit ratings from various credit rating agencies. The Company’s credit rating depends on many factors, some of which are outside of our control. Factors that are significant in determining our credit ratings or that otherwise could affect our ability to raise financing include ownership structure, asset quality, liquidity profile, capital ratios, prudent banking, government support and public policy role. A deterioration in any of these factors or combination of these factors may lead rating agencies to downgrade our credit rating. If the Company were to receive a downgrade in its credit rating, it would likely become necessary to offer increased interest rates in the capital markets in order to obtain financing, which would likely substantially lower the Company’s profit margins and earnings and negatively affect the Company’s business and results of operations.
          Reduced differences in swap spreads may reduce our interest margins.
          Since the Company funds its business activities through the international capital markets mainly by issuing fixed-rate debt and swapping it into floating-rate liabilities in Norwegian kroner, euro or U.S. dollars (the Company’s base currencies), reduced differences between the new issue spreads and the swap spreads, all other things being equal, will have a negative impact on the Company’s earnings. In 2006, of all loans extended by the Company the percentage of floating rate loans rose to 90.5% at December 31, 2006, compared with 85.5% at December 31, 2005.
          Reduced accessibility to the international capital markets at a desired interest rate could lower our net interest margins.
          Any situation that impairs the Company’s access to the market or increases the cost of financing could have a negative effect on our profit margin. For instance, the Company must compete with domestic and foreign financial institutions in the capital markets for financing. This competition could raise the cost of financing to the Company by forcing it to offer higher interest rates in order to attract investors. Increased cost of funding may result in lower margins on loans extended by the Company and on its investments. Any decrease in the average interest income on the Company’s assets relative to the average interest expense on its liabilities will reduce the Company’s net income.
          Failure to successfully implement new IT software and administrative procedures may prove detrimental to operations and compliance.
          In order to remain compliant with Norwegian laws, in addition to internal risk management considerations, the Company has invested in significant IT resources to be installed and implemented during 2007. There is no guarantee that these projects will be finished in time or will perform as anticipated, which could have a negative effect on the Company’s business and operations. Malfunction of e-Funding over an extended period of time also could have a negative effect on our funding activities and our business and margin. See Item 5B Liquidity and Capital Resources-General.
          Our hedging strategies may not prevent losses.
          The Company is constantly attempting to manage interest rate, currency, credit and other market-related risks, as well as refinancing risks. If any of the variety of instruments and strategies the Company uses to hedge its exposure to these various types of risk is not effective, including for such reasons as human error, the Company may incur losses. In addition, the Company may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.
          Our derivatives counterparties or guarantors for loans may not honor their contracts.
          The Company uses derivative instruments to hedge market risk and manage the return on its investments. The Company’s derivative strategies employ a variety of instruments, including foreign exchange forwards, foreign currency swaps and interest rate swaps. In addition, more than 85% of the loans made by Eksportfinans are secured by guarantees. As of December 31, 2006, 24.6% of our total loans were guaranteed by Norwegian banks. Of that amount, guarantees issued by DnB NOR Bank ASA supported approximately 15.7% of total loans .
          While there has not yet been a situation in which our derivative counterparty or a guarantor has not honored its obligations under the derivative agreement or guarantee, a failure by one or more counterparties or guarantors to honor the terms of its derivatives contract with or the guarantees in favor of the Company could have an adverse effect on the business, results of operations and financial condition of the Company.
          Translation risk on foreign currencies.
          As an international lending institution, the Company is subject to currency risk. At December 31, 2006, approximately 56.1% of the Company’s risk capital was denominated in Norwegian kroner, with the remaining 43.9% denominated in other currencies. Because a somewhat higher percentage of the Company’s risk-weighted assets than its risk capital is denominated in other currencies and because there are limitations on the exchange rate used in the translation of risk capital to Norwegian kroner the Company’s capital ratio is subject to fluctuations in foreign exchange rates.
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
          We have issued credit default swaps, which are subject to risks related to changes in credit spreads, credit quality and expected recovery rates of the underlying credit instrument and which may have an adverse effect on our results of operations and financial condition.
          Credit default swaps are subject to risks related to changes in credit spreads, credit quality and expected recovery rates of the underlying credit instrument (the reference entity). A credit default swap is a contract in which the contract buyer pays, in the case of a short position, or receives, in the case of a long position, a periodic premium until the contract expires or a credit event occurs. In return for this premium, the contract seller receives from, in the case of a short position, or makes a payment to, in the case of a long position, the buyer if there is a credit default or other specified credit event with respect to the issuer of the underlying credit instrument referenced in the credit default swap. Eksportfinans has entered into six such credit default swaps: four with a total face value of EUR 85 million, and two with a total face value of USD 20 million. While one of the contracts results in exposure to a highly-rated Canadian province and the others result in exposure to major international banks, a credit event with respect to the reference entity could have an adverse effect on the results of operations and financial condition of the Company.
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
          Certain notes that are listed on an exchange that is a “qualified board or exchange” within the meaning of Section 1256(g)(7) of the Internal Revenue Code of 1986, as amended (the Code), will be treated as nonequity options that are subject to the “marked-to-market” rules under Section 1256 of the Code. As a result, a U.S. Holder (as defined in the discussion under “U.S. Federal Income Tax Considerations”) of a note will recognize taxable gain or loss in each year equal to the difference between the fair market value of that note on the last business day of the taxable year and that U.S. Holder’s adjusted tax basis in that note. A U.S. Holder’s tax basis in the notes will generally be its cost, adjusted to take into account any taxable gain or loss recognized in prior taxable years. Any gain or loss recognized (including gain or loss recognized as a result of the notes being “marked-to-market”) will be 60% long-term capital gain or loss and 40% short-term capital gain or loss. The effect of the notes being subject to Section 1256 of the Code is that U.S. Holders of notes may be required to include taxable gain in income prior to the receipt of any cash, and without regard to whether that cash is ever actually received. If the notes are delisted and subsequently listed on an exchange that is not a “qualified board or exchange” within the meaning of Section 1256(g)(7) of the Code, the U.S. Federal income tax consequences are not certain.

          It would be reasonable for a U.S. Holder to treat the listed notes as having been marked-to-market on the date the notes are delisted, with gain or loss recognized as of the date of the delisting as described above. Under this treatment, a U.S. Holder will recognize gain or loss on the subsequent sale, exchange, exercise or lapse of the note equal to the difference between the amount realized, if any, and the U.S. Holder’s tax basis in such note. A U.S. Holder’s tax basis in the note will be equal to the deemed amount realized on the marking-to-market of the listed note (i.e. the last quoted fair market value of the listed note on the date it is delisted). Further, the ability of U.S. Holders to use net capital losses in a given taxable year is subject to significant limitations. If the notes are delisted and subsequently listed on an exchange that is a “qualified board or exchange” within the meaning of Section 1256(g)(7) of the Code, it is reasonable to treat the delisting and subsequent listing of the notes as not giving rise to a deemed sale or exchange of the notes and the notes will remain subject to Section 1256 of the Code. Under this treatment, a U.S. Holder will not recognize gain or loss as of the date that the note is delisted and the U.S. Holder’s tax basis in the note will not change. Please see the discussion under “U.S. Federal Income Tax Considerations” below for more information.
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
          Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations require us to include in our future annual reports an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on management’s assessment. This requirement is currently expected first to apply to our annual report on Form 20-F for our fiscal year ending December 31, 2007. We are evaluating our internal control systems to allow our management to report on, and our auditors to attest to, the effectiveness of our internal control over financial reporting. As a result, we have incurred additional expenses in 2004, 2005 and 2006 and a diversion of our management’s time, and we expect this to continue at least into financial year 2008.
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
          The Norwegian parliamentary election of 2005 resulted in a change of government. The new government has signalled increased budget allocations to the municipalities to enhance their ability to invest in schools, care centers for the young or elderly, infrastructure projects and other such projects. If this policy is adopted it could adversely affect our lending to Norwegian municipalities and, consequently, the business, results of operations and the financial condition of the Company.
          Our transition from accounting under Norwegian GAAP to accounting under IFRS will result in more volatile results.
          We have determined to report, beginning January 1, 2007, on the basis of IFRS. In our future reporting, beginning with our results for the first quarter of 2007, which we will furnish on Form 6-K, results for 2006 will be adjusted on the basis of IFRS. Because of this adjustment, it will be more difficult to compare our results for 2006 and 2007 with those of the years prior to 2006. In addition, our results as reported under IFRS may become more volatile due to changes in the value of assets and liabilities that are included in our balance sheet at fair value. A detailed description of the effect of the changes from Norwegian GAAP to IFRS will be provided in our Form 6-K relating to our results for the first quarter of 2007.
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

          The Company has two reportable operating segments, which are also separate legal entities: Eksportfinans, which engages in export lending, and Kommunekreditt, which engages in municipal and county lending.
          In its export lending business the Company extends loans to both Norwegian and foreign companies in furtherance of Eksportfinans’ strategy of promoting financing for Norwegian exports and the international operations of Norwegian industry. Eksportfinans provides both commercial loans and government-supported financing. See Item 4.B. “Business Overview — LOANS — Export Lending — General”. Eksportfinans’ loans are supported by or extended against guarantees issued by, or claims on, certain specific types of entities or collateral. In its municipal and county lending business Kommunekreditt extends long term loans to Norwegian local governments. See Item 4.B. “Business Overview — LOANS — Municipality and Lending — General.”
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
          Eksportfinans and Kommunekreditt are engaged in lending in two areas that share common features. The common features are the long-term nature of the loans and the high creditworthiness of the guarantors and/or borrowers. This provides economies of scale and other synergies, ensuring that activities can be conducted and developed in a cost-efficient manner with better funding costs and reduced risk. The inclusion of municipality financing improves the total cost of funds as the Company becomes a more frequent borrower.
          Export lending. Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. To a lesser extent, Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both fixed and floating rate commercial loans and government-supported financing.
          Eksportfinans was formed to address the need for a specialized institution, jointly owned by the leading Norwegian banks, to render medium and long-term export credits. The recognition of the need for a specialized export credit institution among the shareholder banks, including shareholding banks not incorporated in Norway, continues today. The banks are typically involved in short-term export credits, e.g. with maturities of less than two years, which Eksportfinans does not engage in. The owner banks may, and do from time to time, extend long-term export credits, but in the majority of cases these loans are referred to Eksportfinans as Eksportfinans may offer more competitive terms for longer term credit than its shareholders.
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
          Eksportfinans’ articles of association require that all credits extended be made:
•	with the support of guarantees from Norwegian or foreign banks, Norwegian or foreign insurance companies, Norwegian or foreign companies that, without providing credit support or specific security, are assumed to be capable of raising long-term debt in the international capital markets and money markets, the Norwegian Government or legal entities including the Guarantee Institute whose guarantee is equivalent to a guarantee from the Norwegian Government, or with the support of guarantees from sovereign states and their regional or local authorities of high creditworthiness, including legal entities whose guarantee is equivalent to a guarantee from a sovereign state or its regional or local authorities with high creditworthiness;

•	with the support of security over bank deposits in Norwegian and foreign banks, bonds or other negotiable debt instruments issued or guaranteed by legal entities with the support of whose guarantee credits may be extended pursuant to the bullet point above; or

•	without any credit support if the borrower is a legal entity that may issue a guarantee under the first bullet point above.
          As shown in the chart in Item 4.B. “Business Overview — LOANS — Company — Analysis of Loans — Credit Support”, virtually all credit support is provided in the form of guarantees. Eksportfinans has to date collected all loans falling due, either from the original obligor or by exercise of guarantees, and therefore has experienced no loan losses.
          We believe that the indicators suggest that the international economy is likely to grow within the sectors and industries that are important to Eksportfinans, such as, among others, the maritime industries. In 2005 and 2006, Eksportfinans experienced a significant increase in applications for loans, which have resulted in commitments and are expected to have a noticeable impact on the amount of loans to be disbursed in 2007 and 2008. See Item 4.B “Business Overview — LOANS — Export Lending — Loan Commitments”. Typically, applications for loans are filed with Eksportfinans at a very early stage of the relevant project. Often it takes from one to two years from the inception of a project until the loan can be disbursed. See Item 4.B “Business Overview — LOANS — Export Lending — Types of Financing”.
          Municipal lending. On June 22, 1999, Eksportfinans acquired Kommunekreditt. Kommunekreditt engages in long-term financing of Norwegian local governments and has its headquarters in Trondheim, Norway. Its goal is to become a major lender in the Norwegian municipal and county market. Kommunekreditt makes loans without any form of credit enhancement to Norwegian municipalities, counties and companies that are the joint undertaking of two or more municipalities (so called joint-municipal companies) as well as to private independent companies against guarantees from municipalities, counties or the Norwegian Government. Kommunekreditt provides loans with fixed rates of interest and terms from one month to 10 years or at a floating rate of interest both for refinancing existing loans and for new borrowings.
          The credit risk on loans to or with guarantees from Norwegian municipalities or counties is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and/or penalty interest. After a period of postponement of payments it is expected that the Ministry of Local Government will arrange for payments of the municipality’s payment obligations. See “Item 4.B. LOANS – Municipality Lending — General.” The relative share of the Company’s credit exposure to the Kingdom of Norway in terms of loans to or guaranteed by Norwegian municipalities or counties, export loans guaranteed by the Guarantee Institute, or loans to or guarantees from foreign governments have increased from 36.1% in 1999 to 60.8% in 2006.
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
          Since Eksportfinans’ acquisition of Kommunekreditt, Kommunekreditt’s total outstanding lending has increased from approximately NOK 6 billion in 1999 to 57.1 billion in 2006. The growth in Kommunekreditt’s total outstanding loans in 2006 was 10.3%.
          From 2001 through 2006, the growth in loans to Norwegian municipals has averaged 7% annually. To a large extent this growth has been driven by reforms (e.g. mental health care, lowering the school starting age to six, elderly care) in the public sector. These governmental reforms have forced municipalities to make substantial investments in buildings and infrastructure, among other things, in order to comply with new standards. The sector has been and is under pressure to cut costs and a number of structural changes are being discussed in the political arena. In 2006, demand for loans from the municipal sector was slightly lower than the average of the last five years. The Norwegian government, elected in 2005, has signaled its intent to increase budget allocations to the municipalities to enhance their abilities to invest in schools, care centers for the young and/or elderly, infrastructure projects and other such projects. The implementation of these policies could have a negative effect on the demand for loans by Norwegian municipalities. As a result, we believe that the municipal lending market will continue to grow in the years ahead, but the growth rate may slow down slightly compared to the years 2001 — 2006 (i.e. during which period the average range was 8% annually).

     B. BUSINESS OVERVIEW
     LOANS
     Export Lending
     General
     Overview Consistent with its function as a specialized financial institution providing primarily export-related financing, Eksportfinans considers the following factors when evaluating credit applications: the nature and extent of the credit support offered, the level of Norwegian material and labor involved, the extent of benefit to Norwegian industry, the market potential for Norwegian exports in the geographic area concerned, the credit terms extended by competing lending institutions and the effect on the importing country.
     All government-supported loans made by Eksportfinans have been made at fixed rates of interest according to the OECD Consensus terms. Most of the commercial loans have been made at floating rates, often with an option permitting the borrower to convert to a fixed rate. The fixed rate is determined by Eksportfinans according to prevailing market terms when the option is exercised.
     Government-Supported Loans. Norway is a member of the OECD and adheres to the OECD Consensus. The terms of the OECD Consensus vary according to the importing country’s gross national product and per capita income, and establish, among other things, minimum interest rates, required down payments and maximum loan maturities applicable to government-supported export financing. The OECD Consensus permits lower interest rates and longer maturities to be offered to poorer nations and prohibits subsidized loans to industrialized countries. The OECD Consensus provides that each government-supported loan entered into during or after August 1995 must bear interest at a rate equal to the Commercial Interest Reference Rate (CIRR) applicable to the currency and maturity of the loan. The OECD periodically reviews and, if necessary, adjusts CIRRs. The CIRRs represent a reduction in the extent of interest subsidies available for export credits, and the extent of such government support is likely to be further reduced in the years to come. The OECD regularly reviews the system of government-supported export credits.
          Many OECD countries provide financing on the basis of the OECD Consensus, and an important objective of the Norwegian Government has been to ensure that Norwegian exporters are offered export credit facilities that are in line with those of their foreign competitors. Pursuant to this policy, the Norwegian Government established an arrangement with Eksportfinans in 1978 which provides that, with respect to certain types of government-supported export credit lending, the Government will make payments to Eksportfinans sufficient to offset any interest and foreign exchange losses that Eksportfinans might incur in connection with foreign currency loans and borrowings and NOK transactions related to such lending as determined in relation to a reference rate set forth in the agreement. Conversely, if Eksportfinans makes any gains in connection with any such transactions, it must pay those gains to the Government. See Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”.
          In government-supported loan transactions, the credit terms offered by the Company to exporters and buyers of capital goods conform to the OECD Consensus minimum interest rates, required down payments and maximum maturities.
          On February 7, 2002, the Norwegian Government introduced the CIRR for the financing of ships built at Norwegian yards in addition to capital goods. Increasing oil prices since 2002 have resulted in a high demand for new-builds from Norwegian shipyards engaged in the offshore oil and gas sector. In combination with favorable CIRR interest rates, this has led to a high demand from shipping companies for CIRR financing during 2006.
          Commercial Loans. Commercial loans may be made at fixed or floating rates and options to convert from floating to fixed and vice versa and on a short-, medium- or long-term basis, although the majority of such loans have maturities of less than seven years. Such loans are offered in most freely convertible currencies and generally have repayment terms that are more flexible than those for government-supported loans. Terms and conditions of Eksportfinans’ commercial loans may be adjusted to match Eksportfinans’ funding and vice versa, and are based on Eksportfinans’ cost of funds in the domestic and international capital markets. Eksportfinans’ commercial loans are, for the most part, supported by bank guarantees, but may also be supported by guarantees from insurance companies, the Guarantee Institute and other Norwegian or foreign governmental agencies.
          Types of Financing
          Overview In the case of export transactions, Eksportfinans engages in two types of financing: (1) contract financing and (2) financing of international and export related activities. Contract financing means financing of export contracts between a Norwegian supplier and a foreign buyer. Financing of international and export related activities involves loans to finance investments in, among other things, storage facilities, production lines or purchases of companies to assist Norwegian companies in expanding internationally. In 2006, contract financing comprised 30% of our lending activities and financing of export activities comprised 70%. The corresponding figures for 2005 were 23% and 77%, respectively. The increased share of contract financing is due to high disbursements of new loans within this sector during 2006. Eksportfinans actively markets its finance products to Norwegian companies and also to buyers abroad that are traditional or potential purchasers of capital goods and services from Norway. Financial alternatives are often discussed with Norwegian exporters at a stage where they contemplate bidding for a contract or are in a bidding contest with foreign exporters. Most of Eksportfinans’ loans have been acquired due to active marketing directed to and/or unsolicited applications directly from Norwegian exporters. Some loans have been referred to us via our shareholder banks. All such referrals are on a no-fee basis. Eksportfinans does not hire brokers for the purpose of acquiring new loans. Particularly with respect to major Norwegian export contracts, involving contract values in excess of USD 30 million, we invariably face competition, primarily from foreign banks and credit institutions.

          More than 85% of all export loans are guaranteed. Less than 15% are composed of loans to companies, sovereign states or banks that have a creditworthiness that would otherwise allow us to accept a guarantee from them for repayment of a loan we make, or is credit enhanced by collateral as provided for by our articles of association. The increase in loans that are not guaranteed is to a large extent a result of the increase in direct lending to certain Norwegian banks for the financing of their clients within the export industry. In addition, there has been an increase in the volume of cash deposits pledged as security for loans, particularly for officially supported export credits. See Item 4.B. “Business Overview — LOANS –Export Lending — Types of Financing – Financing of international and export related activities”.
          Contract financing Contract financing includes supplier and buyer credits, general lines of credit and project financing. Supplier credits are those in which Eksportfinans has a direct lending relationship with a Norwegian supplier of goods and services. A buyer credit is one where Eksportfinans lends to the foreign purchaser of goods or services originating in Norway. In either case, Eksportfinans typically advances funds to the Norwegian supplier at the time of delivery of the goods and services. The majority of the credits are extended as buyer credits. Terms of repayment for commercial loans are agreed between Eksportfinans and the borrower. Government-supported loans are subject to the repayment terms set by the OECD for such loans. See Item 4.B. “Business Overview — LOANS — Export—Lending — Government-Supported Loans”.
          Eksportfinans also establishes general lines of credit. These credit arrangements are granted primarily to financial, government or other institutions in newly industrialized or developing countries importing goods or services from Norway. The credit lines do not constitute an automatic right to drawdown. Each loan has to be applied for and granted by Eksportfinans according to its general lending terms and conditions. The foreign financial or governmental institution will on-lend the loan from Eksportfinans to the importer. Eksportfinans will typically disburse to the Norwegian exporter at the time of delivery of the goods or services.
          In connection with its export transactions Eksportfinans also provides project financing involving a wide variety of Norwegian industries. The borrower is typically the project company. The credit decision is taken on the basis of the project company’s anticipated cash flows, as there is typically no recourse to its sponsors. Project financing loans typically are collateralized by the assets of the project company. Risks relating to a project financing transaction typically are spread by contract amongst sponsors, lenders, suppliers and customers. All of Eksportfinans’ limited or non-recourse project financing is supported by or extended against guarantees or cash collateral. As a result, Eksportfinans believes that the risks associated with project financing are substantially similar in scope and nature to the risks associated with its other lending activities.
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
          On average, it takes approximately six months from approval of application to complete the loan and guarantee documentation for a contract financing.
          Financing of international and export related activities. Eksportfinans finances activities related to the Norwegian export industry. The loan purpose is typically to finance investments in buildings and machinery for export production or international expansion. Such loans are guaranteed by Norwegian and international banks. In 2005 Eksportfinans also started to extend loans to Norwegian savings banks to fund these banks’ loans to their customers within the export business. This kind of financing is normally less complicated to arrange and extend compared to contract financing and it normally takes approximately one month from start to closing.
          Loans acquired from banks With the objective of growing in both types of financing discussed above, Eksportfinans from time to time enters into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports, to purchase specific loans. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for the purchase of the relevant loans. Each loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company pays the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2006, 2005 and 2004 Eksportfinans acquired loans from its shareholders amounting to NOK 4,889 million, NOK 2,875 million and NOK 6,581 million, respectively. The volume of loans acquired from shareholders fluctuates over time based on eligible loans and the funding situation for the banks.

          Loan Commitments
          Eksportfinans’ total loan commitments as of December 31, 2006 amounted to NOK 26,375 million (compared to 27,319 million as of December 31, 2005 due primarily to a high level of activity in the maritime, oil and gas industries). Of this amount NOK 11,244 million (compared to NOK 4,419 million as of December 31, 2005) were committed on government-supported OECD Consensus terms and NOK 15,130 million (compared with NOK 3,957 million as of December 31, 2005) were on commercial terms. Some of the commercial loans have a built in option for the applicant to convert the terms to government-supported OECD Consensus terms. The high increase in commitments for government-supported loans and for loans with an option for government-supported OECD Consensus terms is due to the fact that the interest rates for government-supported loans continued to be very favorable during 2006, as they were in 2005, compared to the corresponding market rates. An insignificant number of commercial loans with options to apply OECD Consensus terms has been converted during 2006. The loan commitments that are made are, to a large extent, for projects that are at a very early stage and disbursements of loans may not be made for one to two years or at all. See Item 4.B. “Business Overview- LOANS— Export Lending — Types of Financing”. Based on market information Eksportfinans believes that out of the total loan commitments of NOK 26,375 approximately NOK 20,000 million will be disbursed during 2007 and 2008, of which we believe that approximately 60% will be on OECD Consensus terms.
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
          Credit Monitoring and Assessment
          Eksportfinans relies on credit ratings and analyses from the major rating agencies to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio, and reports regularly to management and the Board of Directors. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other support for the loans as the ultimate source of repayment.
          All guarantees obtained from banks to support Eksportfinans’ loans are unconditional and irrevocable, whereas guarantees from the Guarantee Institute or insurance companies are given subject to certain conditions and limitations, as discussed below.
          Guarantees issued by the Guarantee Institute, insurance companies and banks generally cover principal, interest and, in most cases, interest on payments past due and expenses.
          Guarantees issued by the Guarantee Institute or insurance companies cover political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The terms of guarantees issued by the Guarantee Institute generally provide that the Guarantee Institute is to be notified after a default has continued for 60 days and that claims under the guarantees are payable six months from the date of the borrower’s default. Guarantees issued by the Norwegian Government and its agencies, the Guarantee Institute included, supported 5.9% of our total loans as of December 31, 2006 compared with 6% of total loans as of December 31, 2005.

          The Guarantee Institute’s cover of political risks is 100%. The maximum cover for commercial risks is 95%, but normally the Guarantee Institute covers up to 90%. The increase in political risk cover from 95% to 100% was introduced in order to respond to changes made in other countries’ export credit support programs.
          To date, substantially all export-related loans (collateralized loans included) have been made against guarantees from Norwegian and foreign banks, guarantees issued by the Norwegian Government, the Guarantee Institute and other Norwegian governmental agencies and guarantees provided by insurance companies.
          Arrangement with the Norwegian Government
          As a member of the OECD, Norway adheres to the OECD Consensus. The terms of the OECD Consensus, which vary according to importing country, establish minimum interest rates, among other things, and require downpayments and maximum loan maturities for government-supported export financing. The OECD Consensus provides that each government-supported loan entered into on or after August 1995 must bear the Commercial Interest Reference Rate (CIRR) applicable to the currency and maturity of the loan. The CIRR is adjusted monthly by the OECD.
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
          The agreement was reviewed in 1999 and a new agreement was signed on March 9, 1999 between Eksportfinans and the Ministry of Trade and Industry, which replaced the old agreement. In 2006, the Ministry of Trade and Industry initiated a review of the 108 Agreement. In the autumn of 2006 the Ministry for Trade and Industry started a review of the Government’s support for export credits. It is expected that the review will extend throughout 2007 and into 2008. The outcome of the review is uncertain. The Government may determine to continue the support as per today, completely discontinue such support or continue on a different scale or with a different organizing and/or different terms and conditions.
          The 108 Agreement guarantees Eksportfinans a fixed gross margin between Eksportfinans’ revenues from loans and its borrowing costs relating to transactions governed by the agreement. To that end, the agreement establishes reference rates with respect to Eksportfinans’ borrowing activities (interest, borrowing costs and foreign exchange) and lending activities (interest, other lending costs and foreign exchange). The fixed margin is determined by the difference between the applicable reference rates for such borrowing and lending. This margin is higher than the average gross margin we receive on commercial loans to compensate for the fact that a typical CIRR loan generally involves more man-hours and costs and expenses than a commercial loan. Up-front lending costs exceeding a specified threshold are also covered by the agreement. The agreement thereby enables Eksportfinans to issue export credits at the OECD’s CIRR rates.
          The 108 Agreement also ensures that Eksportfinans is protected against fluctuations in foreign exchange and/or interest rates with respect to loans granted under the agreement by providing Eksportfinans with a guaranteed NOK fixed return. Under the agreement, Eksportfinans will be compensated for any losses as a result of currency or interest rate fluctuations and any gains as a result of such fluctuations will be credited to the Ministry of Trade and Industry. The government also seeks to reduce its exposure to currency and interest rate risk under the 108 Agreement. For this purpose, Eksportfinans enters into currency and interest rate hedging arrangements and otherwise attempts to balance the currencies of its borrowing and lending. As a result, annual fluctuations in gains or losses under the agreement are minimized, which assists the government in forecasting the amount of its disbursements under the agreement.
          Eksportfinans is required to keep separate accounts and a settlement account for payables to and receivables due from the Ministry of Trade and Industry under the 108 Agreement. If the settlement account shows a deficit, the Ministry of Trade and Industry will make payments to Eksportfinans; conversely, Eksportfinans will pay to the Ministry of Trade and Industry any surplus registered on the settlement account. Settlements take place within 16 months after the end of each accounting year. Historically, amounts have been due from the government each year.
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

          Approximately 19% of Eksportfinans’ outstanding export-related loans at December 31, 2006 were issued under the 108 Agreement, compared to 13.5% of export-related loans at the same time in 2005. This increase in loans issued under the 108 Agreement is primarily due to the increase in loan disbursements for financing ship-building and oil and gas projects. See Item 4.B. “Business Overview — LOANS — Export Lending – Types of Financing”. The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Norwegian Government under this arrangement:

	2008	2007	2006	2005	2004	2003	2002
Amount paid or payable (millions of NOK)	38.2	25.7	31.2	35.4	38.8	24.5	37.0
Payment in respect of (year)	2006	2005	2004	2003	2002	2001	2000
          Municipal Lending
          General
          Kommunekreditt extends loans to municipalities, counties and to inter-municipal companies or companies that are guaranteed by a municipality, county or bank. Loans are extended based on a credit assessment, although since 1945 no Norwegian municipality or county has suspended payment. The risk on loans with municipal security in Norway is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and penalty interest. This is set out in the Local Government Act, approved by the Norwegian Parliament on September 25, 1992. Under section 55 of the Local Government Act, Norwegian municipalities and counties cannot be declared bankrupt. Sections 56 and 57 of the Local Government Act set out provisions on the procedures a municipality or county must follow if a postponement of payments has to be implemented. Section 58 contains procedures to be followed on a return to normal servicing of payment obligations.
          Under these procedures, the Norwegian Government, acting through the Ministry of Local Government, takes over the management of a municipality or county if the local authority is in a financial situation that results in its inability to fulfill its payment obligations. To that end a supervisory board is appointed. As long as the suspension of payments is in force, no payments may be made without the approval and authorization of the supervisory board. The supervisory board is required to approve a new annual budget and a new financing plan for the municipality or county. The annual budget must secure an operating result that is sufficient to cover interest, ordinary installments and necessary provisions. The financing plan must contain a summary of the local authority’s debt burden and how it will be serviced in the coming years. In preparing the financing plan, the supervisory board must consider any government transfers necessary to restore the local authority’s finances to a position where its obligations can once again be serviced. Once the Ministry of Local Government has approved the new financing plan and budget, the supervisory board is dissolved and payments are resumed.
          From that date the municipality or county shall resume servicing its outstanding debt, principal and accumulated interest.
          Although the issue is not free from doubt, based upon interpretations by the Norwegian Ministry of Local Government and the Ministry of Justice, we expect that interest on delayed payments of interest will also accrue during a period of suspension of payment.
          The Norwegian Government is required to ensure that the municipalities are financially able to carry out the functions allocated to them. The Norwegian Government exercises a considerable amount of financial control over municipalities and counties, including by setting the tax rate and the taxable items that local authorities may impose and from which tax may be collected. The Norwegian Government controls municipal expenditure by defining the public services to be undertaken by municipal authorities.
          Detailed rules for financial plans and control systems that municipalities must follow are set for annual budgets, financial plans, financial strategy and account statements.
          Municipalities and counties that do not comply with these rules need approval of their budgets and borrowings by the Ministry of Local Government (for counties) or the County Governor (for municipalities). Approximately 15% to 25% of the municipalities and counties are in this category, most of them because of minor budget deficits.

          Since January 1, 2001, the approval by the County Governor acting on behalf of the Ministry of Local Government is no longer mandatory for the extension of a direct loan to a municipality or county. However, the Ministry of Local Government has the authority to instruct, subject to certain conditions, municipalities to obtain approval from the Ministry of Local Government before taking up loans. Municipalities instructed to obtain approval are listed in a register available to the public. This approval procedure must always be followed for municipal or county guarantees exceeding NOK 100,000.
          Transfers of income from the Norwegian Government and that part of tax revenues which is received by municipalities and counties are evaluated by reference to the tasks given to municipalities and counties by the Norwegian Parliament. On average a municipality generates 40% to 45% of its revenues from taxes levied by it and 40% to 45% of its revenues from funds transferred by the Norwegian central government. The remaining income is mainly derived from charges for services such as water, sewage, garbage collection, kindergarten, etc.
          Types of Financing
          Kommunekreditt’s loans may be made on a medium- or long-term basis. At year-end 2006, 77% of the outstanding loans had a remaining term in excess of five years.
          Kommunekreditt provides loans on fixed and floating rate terms with terms ranging from one month to ten years or more.
          Fixed interest rates normally apply for the whole term of the loan. Some loans may have fixed rate of interest for a shorter period than the term of the loan. For such loans, either new fixed rates of interest are agreed, or a loan is repaid. Prepayments of fixed rate loans are subject to a penalty based on the difference between the agreed interest rate and the market interest rate at the time of extraordinary prepayment. At year-end 2006, 16% of total loans outstanding were at fixed interest rates, with the majority having remaining fixed-rate periods in the range of 1 to 5 years.
          Floating rate loans bear interest at a rate linked to the Norwegian Interbank Offered Rate (NIBOR) plus a margin or at a discretionary adjustable rate that Kommunekreditt may, with 14 days’ notice, offer to change. If the borrower rejects the new offered interest rate, the loan and accrued interests has to be repaid immediately. At year-end 2006, 84% of total loans outstanding were at floating interest rates.
          Loans to joint municipal companies or private independent companies are made with guarantees from municipalities, counties, the Norwegian central government or a bank.
          A credit assessment is made for all companies where a guarantee is required, even if the credit risk is borne by the guarantor. The credit limits of municipalities and counties used to be based upon an internal rating system. Since January 2007 the limits are based on a combination of the outstanding loan balance for the individual municipality/county and the capital adequacy limits regulated by The Financial Supervisory Authority of Norway. Credit limits for banks are set by Eksportfinans.
          Kommunekreditt funds its activities exclusively through Eksportfinans. Kommunekreditt’s loans to Norwegian municipalities or counties are made without any credit support.
          Loan Commitments
          In its local government transactions Kommunekreditt offers loans to municipalities or counties, or to companies having the support of guarantees from municipalities, counties, the Norwegian Government or banks. As of December 31, 2006, Kommunekreditt had loans outstanding to the municipal sector totaling NOK 57,082 million, compared to NOK 51,676 million of December 31, 2005. Kommunekreditt typically finances investments in municipal infrastructure projects such as roads, water and sewage systems, health and social care, schools and cultural institutions. Proceeds of Kommunekreditt’s loans may be used for new projects as well as for refinancing existing loans. In the aggregate, Norwegian local governments (municipalities, counties, local government companies and debt guaranteed by local governments or banks) make borrowings between NOK 30,000 million and 35,000 million a year, of which Kommunekreditt’s share is approximately 35% (based on the years since 1999).
          Credit Support
          Kommunekreditt’s articles of association require that all credits extended be made:
•	to municipalities and counties, or

•	to companies, where the credit is secured by guarantees from municipalities, counties, banks or the Norwegian Government.

          Credit Monitoring and Assessment
          Norwegian municipalities and counties cannot go bankrupt, but they can suspend payments. Thus, exposure is related to the timeliness of agreed payments. Consequently, the credit assessment process in Kommunekreditt is focused on the banks issuing guarantees.
          With reference to the embedded credit support from the Norwegian central government to municipalities and counties under the Local Government Act, the Board of Directors of Kommunekreditt resolved in 2005 to discontinue, with effect from January 2006, the credit assessment of municipalities and counties. See “Item 4.B. LOANS — Municipality lending — General”.
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
          Company — Analysis of Loans
          Composition of Loans
          The following table sets forth the amounts of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality and county loans for each of the last five years:

	Year ended December 31,
(NOK millions)	2006	2005	2004	2003	2002

Loan disbursements (during the year):
Export-related commercial loans	18,541	10,946	11,533	5,265	6,705
Municipal and county loans	12,280	11,244	13,133	12,228	8,638
Export-related government-supported loans	5,056	259	603	641	697

Total (1)	35,877	22,449	25,269	18,134	16,040

Loans outstanding (at year-end):
Export-related commercial loans	33,938	25,637	18,918	18,239	18,877
Municipal and county loans	57,082	51,676	45,218	36,706	28,089
Export-related Government-supported loans	7,973	4,000	3,875	4,232	4,216
Loans to employees	66	72	79	76	77

Total	99,059	81,385	68,090	59,253	51,259

(1)	Amounts for 2006, 2005, 2004, 2003, and 2002 include loans acquired from shareholders amounting to NOK 4,889 million, NOK 2,875 million, NOK 6,581 million, NOK 4,456 million and NOK 5,601 million, respectively.
               The following table represents an analysis of the Company’s loans outstanding for each of the last five years:

	Year ended December 31,
(NOK millions)	2006	2005	2004	2003	2002

Beginning balance	81,385	68,090	59,253	51,259	51,583
Add — disbursements	35,877	22,449	25,272	18,134	16,040
Deduct — repayments	(17,729)	(10,176)	(14,985)	(9,938)	(10,824)
Adjustments related to year-end exchange rates (1)	(474)	1,022	(1,450)	(202)	(5,540)

Balance at year-end	99,059	81,385	68,090	59,253	51,259

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.
               Our export-related loans are divided into three categories:
•	ships,

•	capital goods, and

•	additional export-related and international activities.

               Ship loans are loans made in connection with the financing of ships built in Norway for export to other countries or for Norwegian ship owners operating in the offshore oil and gas sector. Capital goods loans include loans made to the ships equipment, telecommunications, energy, oil rig and environmental protection equipment industries as well as a variety of other businesses. The additional export-related and international activities category is divided into nine sub-groups all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified in footnote (2) to the table below.
               The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:
Loans disbursements (during the year)

	Year ended December 31,
(NOK millions)	2006	2005	2004	2003	2002

Ships (1)	4,929	3,066	2,068	2,791	3,317
Capital goods (1)	4,553	498	1,379	993	1,502
Additional export-related and international activities (2)	14,115	7,641	8,689	2,122	2,583
Municipal and county loans	12,280	11,244	13,133	12,228	8,638

Total (3)	35,877	22,449	25,269	18,134	16,040

(1)	Relates to the financing of ships built in Norway and excludes ship equipment, which is included in capital goods.

(2)	The sub-groups of additional export-related and international activities are:

(NOK millions)	2006	2005	2004	2003	2002

Aluminum, chemicals and minerals	0	155	37	173	244
Aviation and shipping (*)	499	30	0	183	124
Engineering and construction	0	0	39	106	296
Hydro electric power	0	0	59	623	175
Oil and gas	1,376	79	204	147	0
Pharmaceuticals	0	0	0	0	0
Pulp and paper	0	0	4,158	0	33
Real estate	1,900	68	3,947	726	1,586
Consumer goods	3,127	4,414	165	0	0
Banking and finance	3,163	2,862	0	0	0
IT and telecommunication	4,000	0	0	0	0
Other categories	50	33	80	164	125

Total	14,115	7,641	8,689	2,122	2,583

(*)	The sub-group aviation and shipping relates to financing for the construction of a Norwegian aircraft carrier and general corporate financing of shipping companies.

(3)	Amounts for 2006, 2005, 2004, 2003 and 2002 include loans acquired from shareholders amounting to NOK 4,889 million, 2,875 million, NOK 6,581 million, NOK 4,456 million and NOK 5,601 million respectively.

Loans outstanding at year-end:

Ships (1)	8,571	7,206	6,872	8,821	9,401
Capital goods	8,458	5,527	5,722	6,074	6,220
Additional export-related and international activities (2)	24,882	16,904	10,199	7,576	7,472
Municipal and county loans	57,082	51,676	45,218	36,706	28,089
Loans to employees (3)	66	72	79	76	77

Total (4)	99,059	81,385	68,090	59,253	51,259

(1)	Relates to the financing of deliveries from shipyards and excludes ship equipment, which is included in capital goods.

(2)	Additional export-related and international activities are:

(NOK millions)	2006	2005	2004	2003	2002

Aluminum, chemicals and minerals	273	401	290	531	382
Aviation and shipping (*)	436	25	151	1,403	2,496
Engineering and construction	28	53	445	461	421
Hydro electric power	172	175	175	754	175
Oil and gas	1,832	644	504	447	343
Pharmaceuticals	0	0	0	90	127
Pulp and paper	4,119	3,993	4,119	1,393	1,378
Real estate	4,414	4,035	4,185	2,331	1,636
Consumer goods	3,393	4,577	164	0	0
Banking and finance	6,003	2,861	0	0	0
IT and telecommunication	4,119	0	0	0	0
Other categories	93	140	166	166	514

Total	24,882	16,904	10,199	7,576	7,472

(*)	The sub-group aviation and shipping relates to financing of a Norwegian aircraft carrier and general corporate financing of shipping companies.

(3)	There were no material loan disbursements to employees in 2006.

(4)	Amounts for 2006, 2005, 2004, 2003 and 2002 include loans acquired from shareholders amounting to NOK 11,924 million, NOK 11,723 million, NOK 11,353 million, NOK 11,634 million and NOK 10,447 million.
               As of December 31, 2006, Kommunekreditt’s loan portfolio to municipalities and counties was split with 83.8% of loans granted directly to municipalities and counties and 16.2% granted to inter-municipal companies and companies with guarantees from a bank, municipality or county.
               Maturity of Loans
               The following table shows outstanding loans as of December 31, 2006 categorized by remaining maturity dates.

	Up and including 1	From 1 year up to and
(NOK millions)	year	including 5 years	Over 5 years	Total

Municipal and county loans	2,657	9,050	45,375	57,082
Export-related loans	4,416	25,772	11,789	41,977

Total	7,073	34,822	57,164	99,059

               Interest Rate Type of Loans
               The following table shows outstanding loans as of December 31, 2006 categorized by type of interest rate.

	Floating or adjustable interest
(NOK millions)	Fixed interest rates	rates	Total

Municipal and county loans	9,162	47,920	57,082
Export-related loans	8,199	33,778	41,977

Total	17,361	81,698	99,059

               Currency of Loans
               The following table shows the composition of the Company’s loans by currency of the loans, based upon the contract terms, as of December 31, for each of the last three years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,
(NOK millions, except percentages) (1)		2006			2005			2004

Norwegian kroner	68,218		68.9%	59,799		73.5%	50,792		74.6%
U.S. dollars	19,300		19.5%	11,035		13.6%	10,454		15.4%
Euro	10,476		10.6%	5,245		6.4%	5,388		7.9%
Other	1,065		1.0%	5,306		6.5%	1,456		2.1%

Total	99,059		100%	81,385		100%	68,090		100%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.
               For information concerning how the Company manages its foreign currency exposure, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Exchange Risk”.
               Geographic Distribution of Loans
               The following table shows the geographic distribution by country of the Company’s loan portfolio as of December 31 for each of the last five years. Loans are categorized by the country of the borrower.

	As of December 31,
(NOK millions) (1)	2006	2005	2004	2003	2002

Norway	86,774	69,203	60,985	51,973	43,850
USA	2,341	1,092	727	716	449
Sweden	1,260	873	1,088	77	120
Bermuda	1,018	225	222	268	151
Indonesia	644	742	706	823	893
Other (2)	7,022	9,250	4,362	5,396	5,796

Total	99,059	81,385	68,090	59,253	51,259

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

(2)	In 2006, “Other” does not include any individual country amounts greater than those disclosed by individual country for that year.
               Credits to Norway and other industrialized countries principally relate to the financing of ships and purchases of foreign assets and, to a lesser extent, the export of capital goods. With respect to domestic loans at year-end for 2006, 2005, 2004, 2003 and 2002, loans to Norwegian municipalities amounted to NOK 57,082 million, NOK 51,676 million, NOK 45,218 million, NOK 36,706 million and NOK 28,089 million respectively. In each case, the majority of these loans were made on commercial terms.
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

               Mixed credits and untied aid credits are subject to rules established by the Development Assistance Committee of the OECD, which require that the grant element be at least 35% to 50% of the total loan, depending on the nation receiving the credit. Under this program, the Norwegian Ministry of Development Cooperation provided the grant portion, and financial institutions, including Eksportfinans, provided the export credit portion, which were either government-supported or commercial. The Company has been, with few exceptions, the only Norwegian financial institution that arranged and extended these credits. The disbursements for such mixed credits were NOK 17 million in 2006, compared to NOK 49 million in 2005.
               Credit Support
               The following table provides an overview of the types of credit support for our outstanding loans as of December 31, for each of the last five years:

	As of December 31,
(NOK millions, except percentages) (1)		2006			2005			2004			2003			2002

Norw egian bank guarantees	24,368		24.6%	14,231		17.5%	12,880		18.9%	13,680		23.1%	14,170		27.7%
Foreign bank guarantees (2)	14,408		14.5%	9,350		11.5%	3,487		5.1%	1,905		3.2%	2,225		4.3%
Kommunekredit’s loans to or guaranteed by Norw egian municipalities	54,362		54.9%	51,676		63.5%	45,218		66.4%	36,706		61.9%	28,089		54.8%
Export-related government guarantees (3)	5,851		5.9%	6,052		7.4%	6,425		9.5%	6,885		11.7%	6,697		13.1%
Mortgages (employee loans)	66		0.1%	72		0.1%	79		0.1%	76		0.1%	77		0.1%
Corporate guarantees	4		0.0%	3		0.0%	0		0.0%	0		0.0%	0		0.0%
Collateral	0		0.0%	1		0.0%	1		0.0%	1		0.0%	1		0.0%

Total	99,059		100%	81,385		100%	68,090		100%	59,253		100%	51,259		100%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(2)	Includes direct loans to foreign banks from which we would accept a guarantee.

(3)	Consists of guarantees by the Guarantee Institute, its agencies and foreign governments.
               Foreign bank guarantees decreased during the years 2001 — 2003 following the repayment of large loans to finance the international operations of Norwegian borrowers. However, the volume of foreign bank guarantees increased from 2004 to 2006 due to several large transactions guaranteed by guarantee syndicates consisting primarily of foreign banks. The relative share of loans to or guaranteed by Norwegian municipalities has decreased because of an increase in loans with foreign bank guarantees and loans to banks.
               Guarantees issued by the Norwegian Government and its agencies with regard to export-related lending only supported 59% of total loans as of December 31, 2006, and no loan to a single customer guaranteed by the Norwegian Government or its agencies exceeded 0.7% of total loans. Guarantees issued by two Norwegian banks DnB NOR Bank ASA and Nordea Bank Norge ASA, which together owned approximately 63.2% of the Company’s share capital as of December 31, 2006, supported 18.5% of total loans (of a total of 24.6% supported by Norwegian bank guarantees). As of the same date, guarantees issued by one of those banks, DnB NOR Bank ASA, supported approximately 15.7% of total loans. No loan to a single customer guaranteed by DnB NOR Bank ASA exceeded 1.6% of total loans. Guarantees issued by Nordea Bank Norge ASA, another shareholder, supported 2.7% of total loans. No loan to a single customer guaranteed by Nordea Bank exceeded 1.4% of total loans. See Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.
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
               The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

12. NON-PERFORMING LOANS

	As of December 31,
(NOK thousands)	2006	2005	2004	2003	2002

Interest and instalements more than 90 days past due (1)	392	7,611	6,661	2,986	4,353
Not matured principal on loans w ith payments more than 90 days past due (2)	3,228	24,681	123,945	50,227	54,828

Total	3,620	32,292	130,606	53,213	59,181

(1) Past due expected to be collected from guarantor (*)	392	2,953	5,415	2,607	4,353

(*)	All loans expected to be collected from a guarantor are loans where the borrower is a foreign counterparty. The amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. See Note 1(H) to our financial statements.

(2)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.
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
               The Company reviews all non-performing loans for impairment on a quarterly basis. The Company has incurred no loan losses to date. As a result, no specified or unspecified loan loss provisions have been made to cover losses arising from circumstances existing at December 31, 2006.
               Foreign Outstandings
               The following table sets forth cross-border outstandings to borrowers in foreign countries where aggregate outstandings to each country exceed 1% of the Company’s total assets at December 31, 2006. Additionally, it sets forth under “Other Countries” the aggregate outstandings for countries which each represent between 0.75% and 1% of the Company’s total assets. Outstandings consist of loans, securities and receivables. Guaranteed amounts are reflected as outstandings in the country of the guarantor. These amounts are primarily outstanding against foreign banks.

	Year ended December 31,
	2006	2005
(NOK million)	Outstanding

Great Britain	10,391	7,432
Spain	9,833	4,785
USA	5,646	1,944
Italy	5,451	4,018
Australia	4,680	3,631
Holland	4,214	3,626
Sweden	3,635	2,948
Germany	3,428	4,882
Ireland	3,206	2,032
Denmark	3,045	5,507
France	2,237	—
Portugal	—	1,510
Other countries (1)	2,811	3,685

(1)	Represents countries with respect to which the Company’s outstandings were between 0.75% and 1% of total assets. This includes Canada and Portugal as of December 31, 2006, and Canada, Finland and France as of December 31, 2005.
               FINANCIAL GUARANTEES
               Eksportfinans issues financial guarantees in connection with cross-border leasing and export transactions. The beneficiary is normally the foreign lessor or a buyer of capital goods exported from Norway. In the latter case, the financial guarantee will consist of various contract bonds to support the exporter. In all such financial guarantees Eksportfinans has full recourse to prime international or Norwegian banks.
               FINANCIAL INVESTMENTS
               We have a significant portfolio of financial investments that are classified for risk management purposes into three portfolios as shown in the table below. We make these investments in order to have a second source of liquidity in addition to our funding programs, as well as to increase Eksportfinans’ interest income and returns. Securities consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated asset-backed securities and some bonds issued by unrated Norwegian savings banks.

Book Value of securities	Year ended December 31,
(NOK millions)	2006	2005	2004	2003	2002

Trading securities	25,110	16,760	13,618	15,651	12,610
Securities available for sale	38,009	32,781	22,416	23,852	23,198
Securities held to maturity	285	289	302	847	841

Total	63,403	49,830	36,336	40,350	36,649

               Trading securities
               Trading securities consist of securities which are traded on a regulated market and which have been acquired for trading and yield-enhancement purposes.
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
               As provided for by the Financial Institutions Act, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy. As the principal measure of capital adequacy, the guidelines use a risk-asset ratio, which compares the sum of total assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital (share capital, other equity and other types of capital specifically approved by the relevant Norwegian authorities), supplementary capital (subordinated debt less than 20% for each of the last five years prior to maturity) and general reserves. The minimum capital requirement is 8%. The minimum requirements for capital adequacy apply to all members of the financial group and the group itself on a consolidated basis. Effective 1 January 2007, the new Basel II capital adequacy regulations were implemented in Norway. However, Eksportfinans has chosen to rely on the regulatory transitional provisions, permitting a delay in the transition until 2008. Eksportfinans will employ the standard method for credit risk, but will also consider developing tools to enable the use of internal risk models as a basis for calculating its capital requirements. The Company’s policy is to maintain a strong capital base compared to the regulatory minimum. See Item 5.B. “Liquidity and Capital Resources—Capital Adequacy”.
               The Financial Institutions Act places certain limits on the total credit that a financial institution may extend to a single customer. Regulations effective May 1, 1997, laid down further rules in line with the relevant provisions of European Union Directives 92/121/EC and 93/6/EC. Effective January 1, 2007, new regulations were issued as a result of further rules development in European Union.
               As a general rule, the regulations provide that a regulated entity shall not have an exposure towards one single customer amounting to more than 25% of its regulatory capital. The exposure (as defined in the regulations) includes on- and off-balance sheet items. Furthermore, the exposure is mainly risk-weighted according to the status of each counterpart.
               The Financial Institutions Act previously placed a 10% limit on ownership of the shares of a financial institution by any single entity. Eksportfinans received an exemption from all shareholding limitations. Effective 1 January 2004, the limit of ownership of 10% was lifted. Subject to approval by the Banking Insurance and Securities Commission, ownership exceeding 10% is now permitted. See Item 7.A. “Major Shareholders”.
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
               COMPETITION
               Eksportfinans competes indirectly with export credit agencies of other OECD member countries in providing government-supported export credits. Deregulation and globalization of the world’s financial markets have resulted in an increasingly competitive environment for financial institutions, including the Company, both for making commercial loans in particular and for obtaining funding. In making commercial loans, the Company competes with funding offered by Norwegian and foreign financial institutions. The Company also competes with such institutions and other entities for funds in the domestic and international capital markets.

               The Norwegian local governments (including municipalities, counties, and companies whose debt is guaranteed by local governments) borrow between NOK 30,000 million and NOK 35,000 million a year including refinancing. Total outstanding long-term debt of Norwegian local governments at December 31, 2006 was approximately NOK 230,000 million (NOK 12,000 million increase from 2005), of which Kommunekreditt’s market share was approximately 25%. Between 30% to 40% of local government debt is obtained through the issuance of bonds and certificates. The remaining 60% to 70% is shared between specialized financial institutions (nearly 90%) and banks (approximately 10%), of which Kommunekreditt’s market share is approximately 33%. Kommunekreditt competes with both private and public financial institutions in the local government sector. For the smaller municipalities, Kommunekreditt is an alternative to other financial institutions as a source of funds. Kommunalbanken AS, which is 80% owned by the Norwegian Government, is the main Norwegian competitor to Kommunekreditt. For the larger municipalities, Kommunekreditt competes with the capital markets as a source of funds. See also Item 7.B. “Related Party Transactions” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk”.
               Both Eksportfinans and Kommunekreditt are active in marketing loans directly to their borrowers. They also work closely with Eksportfinans’ shareholders to promote Eksportfinans’ and Kommunekreditt’s activities.
     C. ORGANIZATIONAL STRUCTURE
               Eksportfinans has only one subsidiary: Kommunekreditt Norge AS, a Norwegian company in which it holds 100% of the equity. Eksportfinans holds no shares in any companies other than Kommunekreditt.
     D. PROPERTY, PLANTS AND EQUIPMENT
               Eksportfinans owns 68.2% of an office building in Oslo, Norway, in which its offices have been located since 1980. Eksportfinans utilizes approximately 62% of the portion of the building owned by it and leases the remainder to unrelated parties. Kommunekreditt leases office space in Trondheim, Norway.
Item 4A. UNRESOLVED STAFF COMMENTS
               None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
               The principal source of the Company’s revenue is the interest earned on its assets and capital, and the Company’s principal expense is the cost of its debt obligations, including interest, related borrowing costs and underwriting commissions. With respect to certain types of government-supported lending, the Company’s net lending rates and borrowing costs (after receipt of government compensatory payments) are defined by an arrangement with the Norwegian Government, which is designed to provide the Company with a fixed profit margin and protection against exchange rate fluctuations on its government-supported lending business. See Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”. The Company also offers credit terms in commercial loan transactions that are based on prevailing market conditions.
A. OPERATING RESULTS
               Results of Operations
               The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. Interest rates and average total assets affect interest income and interest expense during the year.
               As of December 31, 2006, approximately 55% (50% in 2005) of the Company’s assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, all borrowings are converted to floating-rate (3 or 6 months) borrowings, mainly in Norwegian kroner, euros and U.S. dollars. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Average interest earning assets were higher than average interest bearing liabilities as of December 31, 2006. The difference can be looked upon as equity-funded assets. As the equity of the Company is denominated in NOK, fluctuations in interest rates in NOK may affect the return on equity-funded assets.
               During 2006 the average Norwegian kroner short-term Norwegian Interbank Offered Rate (NIBOR) interest rate increased by about 0.9 percentage points from 2005. From 2004 to 2005 the average Norwegian kroner short-term NIBOR interest rate increased about 0.3 percentage points.

               During 2006 the average short-term euro London Inter-Bank Offered Rate (LIBOR) interest rate increased about 1.0 percentage point. From 2004 to 2005 the average short-term euro interest rate increased about 0.1 percentage points.
               During 2006 the average short-term U.S. dollar London Inter-Bank Offered Rate (LIBOR) interest rate increased about 1.5 percentage points. From 2004 to 2005 the average short-term U.S. dollar interest rate increased about 2.0 percentage points.
               Fluctuations in foreign currency rates, especially fluctuations in the U.S. dollar/NOK exchange rate and the euro/NOK exchange rate, affect the Company’s results and assets and liabilities. We translate foreign currency items in the statement of income at the exchange rate on the date of settlement of the transaction. We translate the amount of assets denominated in foreign currencies into Norwegian kroner at the relevant exchange rates prevailing on the date of the balance sheet.
               During 2006 the Norwegian kroner depreciated 3.2% against the euro and appreciated 7.5% against the U.S. dollar. During 2005 Norwegian kroner appreciated 3.1% against the euro and depreciated 12% against the U.S. dollar.

	For the year ended December 31,
	2006	2005	2004
	(NOK millions)	(NOK millions)	(NOK millions)
Total interest and related income	5,356	3,285	2,525

Total interest and related expenses	(4,872)	(2,929)	(2,123)

NET INTEREST INCOME	484	356	402

Commissions earned and income related to banking services	6	7	6
Commissions paid and expenses related to banking services	(7)	(5)	(5)

Net gains on securities	20	9	50
Net gains (losses) on foreign currencies	3	2	(8)

Total	23	11	42

Other operating income	5	2	4
Salaries and other administrative expenses	(149)	(149)	(120)
Depreciation	(16)	(14)	(13)
Other operating expenses	(13)	(26)	(13)

Total operating expenses	(173)	(187)	(142)

NET INCOME BEFORE TAXES	333	182	303

Income taxes	(90)	(54)	(84)

NET INCOME	243	128	219

               There was an increase in both total interest income and total interest expenses from 2005 to 2006 and from 2004 to 2005. The main reasons for the increase in 2006 compared to 2005 in total interest income and gross expenses were the increase in the average short-term euro LIBOR interest rate, the increase in the average short-term U.S. dollar LIBOR interest rate, the increase in the average Norwegian kroner short-term NIBOR interest rate and the increase in overall average assets. The main reasons for the increases in total interest income and total interest expenses from 2004 to 2005 were the increase in the average short-term U.S. dollar LIBOR interest rate, the increase in short-term NIBOR interest rate and the increase in overall average assets.
               Total interest and related income in 2006 was NOK 5,356 million, compared to NOK 3,285 million in 2005, an increase of NOK 2,071 million, or 63.0%. In 2005, total interest and related income increased by NOK 760 million, or 30.1% compared to 2004. Changes in total interest and related income are specified in the following paragraphs.
               Interest and commissions on loans increased by NOK 1,129 million, or 59.6%, from 2005 to 2006, and increased by NOK 387.5 million, or 25.7%, from 2004 to 2005.
               Interest on deposits, reverse repos, bonds and certificates increased by NOK 942.1 million, or 67.7%, from 2005 to 2006, and by NOK 372.8 million, or 36.6%, from 2004 to 2005.

               Total interest and related expenses in 2006 was NOK 4,872 million compared to NOK 2,929 million in 2005 and NOK 2,123 million in 2004. Interest and commissions on the Company’s debt increased by NOK 1,943 million (66.3%) from 2005 to 2006 and by NOK 807 million (38.0%) from 2004 to 2005. In 2006, there was an increase in gross expenses as compared to 2005.
               The Company’s net interest income is composed of interest income on equity-funded assets and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2006 was NOK 484.1 million, a 36.1% increase from net interest income of NOK 355.7 million in 2005. The increase in net interest income can be attributed to several factors, but mainly to a higher volume of and better margins on lending and liquidity placements. Improved borrowing terms led to improved margins. In addition, the rise in Norwegian interest rate levels and gains on repurchase of our own outstanding bonds have contributed favorably. The return on assets was 0.33%in 2006, an increase from 0.29% in 2005.
               Net interest income decreased to NOK 356 million in 2005 compared to NOK 402 million in 2004 due primarily to lower margins earned on lending and liquidity investments. The return on assets was 0.29% in 2005, down from 0.37% in 2004.
               In addition to net interest income, net income is affected by commissions earned and paid, the net gains and/or losses on securities and foreign currencies and total operating expenses. Changes in these factors are specified in the following paragraphs.
               Commissions earned and income related to banking services amounted to NOK 6.1 million in 2006, compared to NOK 6.6 million in 2005 and NOK 5.7 million in 2004. These commissions consist of income on issued credit default swaps and guarantees to our clients.
               The Company experienced a net gain on investments and foreign currencies of NOK 22.6 million in 2006, a net gain of NOK 11.3 million in 2005 and a net gain of NOK 42.1 million in 2004. The year-to-year variations are principally the result of gains and losses on investments and foreign currencies that reflect current market conditions. The net gain in 2006 consisted of a gain on investments of NOK 19.9 million (a gain of NOK 9.0 million in 2005 and gain of NOK 49.7 million in 2004) and a gain of NOK 2.6 million on foreign currencies (a gain of NOK 2.3 million in 2005 and a loss of NOK 7.7 million in 2004). As of December 31, 2006, the Company’s net foreign currency position amounted to NOK 12.6 million in U.S. dollars and NOK 5.8 million in euros. (NOK 10.6 million U.S. dollars and NOK 5.5 million euros in 2005, NOK 16.4 million U.S. dollars and NOK 4.4 million euros in 2004).
               Salaries and administrative expenses totaled NOK 148.7 million in 2006, compared with NOK 148.4 million in 2005. The figure in 2005 increased by NOK 28.0 million from NOK 120.4 million in 2004. The increase was primarily due to expenses incurred in connection with an internal restructuring, including consultant assistance for IT systems and changes to work-processes, as well as costs related to the eFunding project.
               Net income before taxes was NOK 333.3 million in 2006, an increase of 83.5% compared to NOK 181.6 million in 2005. The figure in 2005 decreased by NOK 121.6 million, or 40.1%, compared to 2004. The increase in 2006 was mainly due to the increase in net interest income.
               The Company’s total taxes for 2006 were NOK 90.8 million, an effective income tax rate of 27%, compared to NOK 53.4 million (29%) in 2005 and NOK 84.4 million (28%) in 2004.
               Net income after taxes in 2006 was NOK 242.6 million, an increase of NOK 114.4 million, or 89.2%, from NOK 128.2 million in 2005. Net income after taxes in 2005 represented a decrease of NOK 90.6 million, or 41.4%, from 2004 net income after taxes of NOK 218.8 million.
               Eksportfinans declared dividends of NOK 218.3 million in 2006 compared to dividends of NOK 115.3 million in 2005 and NOK 196.8 million in 2004. Dividends per share were NOK 1,439 in 2006.

Average balance sheet and net interest income

	2006			2005			2004
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	(mill NOK)	(mill NOK)%		(mill NOK)	(mill NOK)%		(mill NOK)	(mill NOK)%
Cash, bank depo, repo with cr.inst.	1,009	53	5.27%	3,736	140	3.75%	3,128	80	2.54%
Municipal and county loans	52,801	1,560	2.95%	47,914	1,030	2.15%	40,957	869	2.12%
Export-related loans	35,527	1,755	4.94%	26,115	1,017	3.89%	21,258	633	2.97%
Debt securities	55,490	1,967	3.54%	41,484	1,092	2.63%	41,266	933	2.26%
Cash Collateral	418	16	3.73%
Other related income		5			7			10

Total Interest earnings assets	145,245	5,356	3.69%	119,248	3,285	2.75%	106,609	2,525	2.35%
Non-interest earnings assets	683			366			285

Total average assets and interest income	145,928			119,615			106,895

Commercial paper	2,633	131	4.98%	1,891	48	2.55%
Bond debt net of reacquired debt	137,579	4,578	3.33%	113,308	2,798	2.47%	101,463	2,069	2.03%
Subordinated debt and capital contribution securities	1,853	103	5.55%	1,545	62	3.99%	1,618	31	1.92%

Other debt *	746	41	0.00%

Other related expences		20			22			23

Total Interest bearing liabilities	142,811	4,872	3.40%	116,745	2,930	2.49%	103,081	2,123	2.03%
Non-interest bearing liabilities	387			188			1,141

Total average liabilities and interest expence	143,198			116,933	2,930		104,222	2,123

Shareholders equity	2,730			2,681			2,673

Total average liabilities and shareholders equity	145,928			119,615			106,895

Net interest earnings **		484			356			402
Net yield on interest-earning assets ***			0.29%			0.26%			0.32%

*	Other debt included in bond debt for the years 2005 and 2004. Consisting of grants of mixed credits, cash collateral and debt to credit institutions.

**	Difference between total interest income and total interest expense.

***	Difference between average rate on total interest earning assets and that on total interest bearing liabilities.
               There are no non-accruing loans. See Note 1(G) and 1(H) to financial statements.
               The average balances shown in the table are daily averages.
               Changes in net interest income — volume and rate analysis
               The following table breaks down changes in net interest income between changes in volume and changes in interest rates for the last two years. Volume and rate variances have been calculated based on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

(mill NOK)	2006/2005 Change due to			2005/2004 Change due to
	increase/(decrease) in:			increase/(decrease) in:
	Total change	Volume	Rate	Total change	Volume	Rate
Interest receivable
Cash, bank deposits and reverse repos with credit institutions	(87)	(102)	15	61	15	46
Municipal and county loans	530	105	425	161	148	13
Export-related loans	738	366	372	384	145	239
Debt securities	875	369	506	158	5	153
Cash Collateral	16	0	16
Other related income	(1)	(1)	0	(4)	(4)	0

Total interest receivable	2,071	737	1,334	760	309	451

Interest payable
Commercial paper	83	19	64	48	48	0
Bond debt net of reacquired debt	1,780	600	1,180	730	242	488
Subordinated debt and capital contribution securities	41	12	29	31	(1)	32
Other debt	41	0	41
Other related expences	(2)	(2)	0	(2)	(2)	0

Total interest payable	1,943	629	1,314	807	287	520

Movement in net interest income
(Decrease)/increase in interest receivable	2,071	737	1,334	760	309	451
Decrease/(increase) in interest payable	(1,943)	(629)	(1,314)	(807)	(287)	(520)

Net interest income	128	108	20	(47)	22	(69)
               The Company had loan commitments at year-end totaling NOK 26,375 million in 2006, NOK 27,700 million, in 2005 and NOK 7,505 million in 2004. Commitments for government-supported loans represented 43%, 43% and 41% of total commitments outstanding as of December 31, 2006, 2005 and 2004, respectively, while commercial loans represented 57%, 84% and 59% as of the same dates. Loan commitments have been higher compared to historical standard and stable during the last two years due to, among other things, favorable interest rates under the government-supported financing scheme and more competitive financing terms for commercial loans, although there has been a relative shift towards government-supported financing, and high activity in certain Norwegian export industry sectors. See Item 4.B. “Business Overview — LOANS — Export Lending — Loan Commitments”.
               Increases or decreases in loan commitments and disbursements from year to year may not necessarily be indicative of trends in credit demand. It has been the Company’s experience that disbursements made under government-supported loan commitments occur in installments over a period of several years, in contrast to commercial loans, which are generally disbursed in a single amount. Loan commitments and disbursements under government-supported loan commitments are also affected by the timing of the signing of the underlying commercial contract and the delivery schedule agreed. The drawdown period for government-supported loans can be as long as five to seven years for export credits. Commercial loans are normally disbursed during the same calendar year that the loan application is filed.
               Total loan disbursements were NOK 35,877 million in 2006 compared with NOK 22,449 million in 2005, and NOK 25,269 million in 2004. Loan disbursements for export transactions amounted to NOK 23,597 million compared with NOK 11,205 million in 2005 and NOK 12,136 million in 2004. Loan disbursements for municipal and county transactions in 2005 amounted to NOK 12,280 million compared with NOK 11,244 million in 2005 and NOK 13,133 million in 2004. Loan disbursements for export transactions in 2006, 2005 and 2004 also included loans acquired from shareholders amounting to NOK 4,889 million, NOK 2,875 million and NOK 6,581 million, respectively. These loans were principally U.S. dollar-denominated loans to the shipping and offshore oil and gas sectors. Loan disbursements for loans acquired from shareholders fluctuate from year to year depending on the volume of eligible loans and the banks funding requirements.
               Export transaction loans accounted for NOK 41.9 billion, or 42% of total loans outstanding at December 31, 2006, as compared with NOK 29.6 billion, or 36.4% of total loans outstanding in 2005. Municipal and county transaction loans accounted for NOK 51.7 billion, or 63.5% of total loans outstanding at December 31, 2005, as compared with NOK 45.2 billion, or 66.5% of total loans outstanding at December 31, 2004.

               Export transactions
               The demand for loans from Eksportfinans is primarily driven by general macro-economic factors and the competitiveness of the loans offered. Key macro-economic factors include the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflects our relatively low cost of funds, low operating costs and favorable credit rating, as well as the terms of the various programs we administer on behalf of the Norwegian Government. Eksportfinans experienced a continued high level of demand for new loans in 2006.
               In 2006, 21.4% of the total export transaction loans disbursed were government-supported loans (2.3% in 2005 and 5.0% in 2004), while 78.6% were commercial loans (97.7% in 2005 and 95.0% in 2004). Government supported loans increased significantly during 2006. This is due to the high activity level within the shipping and oil and gas sector, in combination with increasing interest rate levels of important financing currencies and in particular the U.S. dollar. Increasing interest rates make the officially supported financing scheme more attractive compared to market loans. The Company’s credit rating has continued to allow access to funding in the domestic and international capital markets at a competitive cost, which also has enabled us to provide Norwegian companies with commercial financing alternatives.
               In 2006, of the total loan disbursements of export transactions, ship financing represented 20% of the disbursements (27.4% in 2005 and 17.0% in 2004), capital goods represented 16% (4.5% in 2005 and 11.4% in 2004) and loans to international export-related activities represented 60% (68.1% in 2005 and 71.6% in 2004). See Item 4.B. “Business Overview — LOANS — Company Analysis of Loan — Composition of Loans”.
               As of December 31, 2006, loans for ship financing represented 20% of total export transaction loans outstanding (24.3% and 30.2% as of December 31, 2005 and 2004, respectively). Loans for capital goods as of December 31, 2006, comprised 18.6% of total export transaction loans outstanding (18.6% and 25.1% as of December 31, 2005 and 2004, respectively). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 59.0% of total outstanding export transaction loans (57.0% and 44.7% as of December 31, 2005 and 2004, respectively). See Item 4.B. “Business Overview — LOANS — Company — Analysis of Loans — Composition of Loans”.
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
               At December 31, 2006, Kommunekreditt’s total outstanding loans amounted to NOK 57.1 billion, up NOK 5.4 billion compared to December 31, 2005. Repayments in 2006 amounted to NOK 6.9 billion, with gross disbursements of new loans in 2006 equal to NOK 12.3 billion. For the municipal/county sector in total the debt increase in 2006 is estimated to have been NOK 12 billion. Kommunekreditt increased its share of the total market from 24% to 25% in 2006.
               Critical Accounting Policies
               The United States Securities and Exchange Commission (SEC) has provided guidance for the disclosure of critical accounting policies. The SEC defines critical accounting policies as those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our accounting policies are described in note 1 to the financial statements. Set forth below is a discussion of only our critical accounting policies.
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
          The above text describes the estimation of fair values that affect, or may affect, net income. Note 29 to our consolidated financial statements describes the estimation process and discloses the fair value estimates regarding fair value of all of the Company’s financial instruments.
          Pensions
          The Company operates defined benefit pension schemes, details of which are given in note 9 to the financial statements. The pension cost for these schemes is assessed in accordance with the advice of a qualified actuary, using the projected unit method. Variations from the regular cost are allocated over the expected average service lives of current employees. Provisions for pensions arise when the profit and loss account charge exceeds the contribution to the scheme as a result of actuarial valuations. These provisions are eliminated over the estimated service lives of the employees. To determine the pension cost, the Company uses actuarial values of pension assets and liabilities, which involve estimates and assumptions concerning factors such as employee life expectancy, earnings growth and pension increases. If different estimates had been chosen, the cost recognized in the accounts could have been significantly altered.
          U.S. GAAP Reconciliation
          The above discussion is based on the Company’s financial statements, which are prepared on the basis of Norwegian GAAP. Generally accepted accounting principles in Norway vary in certain significant respects from accounting principles generally accepted in the United States. The application of generally accepted accounting principles in the United States would have affected net income for each of the three years in the period ended December 31, 2006 and shareholders equity as of December 31, 2006 and 2005 to the extent summarized in Note 34 to the audited consolidated financial statements. Note 34 also includes a discussion of the principal differences between Norwegian GAAP and U.S. GAAP that are relevant to the Company’s financial statements.
          U.S. GAAP net income in 2006 was NOK 33 million lower than net income reported under Norwegian GAAP. In 2005 and 2004 net income under U.S. GAAP was, respectively, NOK 214 million lower and NOK 726 million higher than under Norwegian GAAP. These differences were primarily due to unrealized gains and losses on derivatives recorded under U.S. GAAP. Under Norwegian GAAP, the Company applies deferral (hedge) accounting. Under U.S. GAAP, the Company has chosen not to apply hedge accounting for any of the derivatives due to the strict requirements in relation to the documentation of hedging relationships. Therefore, all derivatives held by the Company are treated as trading instruments and measured at fair value with changes in fair value recognized in current-period earnings. See Note 34 to the consolidated financial statements for a further discussion of the difference in treatment of derivatives under U.S. and Norwegian GAAP. Estimated fair values vary from year to year due to interest rate movements and other market conditions. See Note 29 for a further description of fair value estimation methods and also a table with fair values of all of the Company’s financial instruments. In view of the Company’s hedging policy and practices, changes in the fair value of derivatives should not be viewed in isolation, because related and opposite changes occur in the fair value of assets and liabilities hedged by derivatives.
          The Company adopted SFAS No. 155 Accounting for Certain Hybrid Financial Instruments early on January 1, 2006. The adoption of this guidance permitted hybrid financial instruments to be reported at fair value, a basis similar to the accounting for the related derivatives hedging these instruments, which has reduced the volatility in U.S. GAAP net income. The impact of this new U.S. GAAP accounting standard is discussed in Note 34 to the consolidated financial statements.
Future U.S. GAAP Accounting Developments
Statement of Financial Accounting Standard No. FAS 157, Fair Value Measurement (“SFAS No. 157”)
          In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 introduces clarifications to the definition and measurement of fair value, including the requirement for an entity to consider changes in its own credit spreads when determining the fair value of both its assets and liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively. The Company plans to adopt SFAS No. 157 early, with effect as of 1 January 2007; as permitted. Adoption of SFAS No. 157 is not expected to have a material impact on the consolidated financial statements.

Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R (“SFAS No. 158”)
          In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of its defined benefit pension and other postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligation, as an asset or liability in its consolidated balance sheets. Upon adoption, SFAS No. 158 requires an entity to recognize previously unrecognized actuarial gains and losses and prior service costs within Accumulated Other Comprehensive Income (loss), net of tax. For the Company, the provisions of SFAS No. 158 are effective for year-end 2007. SFAS No. 158 also requires defined benefit plan assets and benefit obligations to be measured as of the date of the company’s fiscal year-end. This provision of SFAS No. 158 will be effective for the Company beginning with year-end 2008. The Company has historically used our fiscal year-end and this is not expected to have a material impact.
Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”).
          In February 2007, the FASB issued SFAS No. 159. SFAS No. 159 permits all entities to elect to measure certain eligible assets and liabilities at fair value (“the fair value option”) and requires additional disclosures for these items to provide an understanding of the basis of election and the impact to earnings. Upon adoption, SFAS No. 159 requires an entity to report the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The provisions of SFAS No. 159 are to be applied prospectively upon adoption. The Company will early adopt SFAS No. 159 as of January 1, 2007 in accordance with the early adoption provisions, which require the early adoption of SFAS No. 157. Adoption of SFAS No. 159 will result in a greater number of financial assets and liabilities being measured at fair value for the purposes of U.S.GAAP reporting. Adoption will occur at the date of the Company’s transition from Norwegian GAAP to International Financial Reporting Standards (“IFRS”) and the scope of assets and liabilities to be measured at fair value under SFAS No. 159 will be that for assets and liabilities to be measured at fair value in accordance with the provisions of IFRS and therefore increase consistency between local and U.S. GAAP reporting. The impact of adoption to the consolidated financial statements is currently being assessed.
Staff Accounting Bulletin No. 108 (“SAB No. 108”)
          In September 2006, the Securities and Exchange Commission issued SAB No. 108 to provide guidance on how the effects of the carryover or reversal of prior year unrecorded misstatements should be considered in quantifying a current year misstatement. SAB No. 108 requires a company to apply an approach that considers the amount by which the current year income statement is misstated (“rollover approach”) and an approach that considers the cumulative amount by which the current year balance sheet is misstated (“iron-curtain approach”). Prior to the issuance of SAB No. 108, many companies applied either the rollover or iron-curtain approach for purposes of assessing materiality of misstatements. SAB No. 108 is effective for fiscal years ending after November 15, 2006. Upon adoption, SAB No. 108 allows a one-time cumulative effect adjustment against retained earnings for those prior year misstatements that were not material under a company’s prior approach, but that are deemed material under the SAB No. 108 approach. The Company does not expect the adoption of SAB No. 108 to have a material impact on the consolidated financial statements.
FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”).
          In June 2006, the FASB issued FIN No. 48. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for the Company from January 1, 2007 and the Company does not expect the adoption will have a material impact on the consolidated financial statements.

Future Norwegian accounting developments
          The European Commission issued a Regulation in 2002 requiring all listed companies to adopt International Financial Reporting Standards (“IFRS”) in their consolidated financial statements by 2005. Norway has an agreement with the EU that makes this Regulation mandatory also for Norwegian companies. The Regulation gives the member states an option to postpone the implementation of IFRS until 2007 for companies that only have listed debt securities. Norway has adopted the postponement option. The Company has only listed debt securities and the Company is therefore planning to adopt IFRS in the consolidated financial statements in 2007 in accordance with the transitional provisions set out in IFRS 1, “First-time Adoption of International Financial Reporting Standards”.
          The adoption of IFRS will result in revision to the principles of valuation for a large proportion of the items on the balance sheet, particularly due to new regulations concerning financial instruments. According to the requirements of standard IAS 39, derivative instruments must be measured at fair value with gains or losses resulting from changes in fair value recognized in profit or loss. The company has a conservative risk profile involving extensive use of derivatives for hedging purposes as part of its risk management process. Certain assets and liabilities hedged by derivatives are not reported at fair value under IFRS. The criteria for applying hedge accounting according to IAS 39 are very different from the current Norwegian accounting principles, and the Company has chosen not to apply hedge accounting under IFRS. In order to reduce the potential volatility in net income due to not adopting the hedge accounting requirements, for certain non- derivative financial assets and liabilities hedged by derivatives as part of the Company’s risk management process, the Company has decided to apply the fair value option in accordance with IAS 39. This election enables the Company to designate certain assets and liabilities as “at fair value through profit or loss”, and therefore gains and losses resulting from changes in the fair value of these assets and liabilities will be recognized in profit or loss together with those relating to the related derivative transaction.
Recognition of assets and liabilities
          Assets and liabilities will be recognized on the balance when the Company becomes a party to the contractual provisions of the instrument and derecognition will occur when the contractual rights to receive or pay cash flows expires or when the Company transfers substantially all the risk and rewards of the instrument. The Company has acquired certain loan agreements from banks for which the banks provide a repayment guarantee, therefore retaining the credit risk of the loans. Under Norwegian GAAP, these loans are recognized on the balance sheet and presented as loans to customers. Under IFRS, these loans would not be recognized on the balance sheet and will be reclassified from loans to customers to loans to credit institutions.
Classification in the balance sheet
          The Company will classify its financial assets in the following categories: financial instruments designated at fair value through profit or loss, loans and receivables. Management determines the classification of financial assets and liabilities at initial recognition. Under Norwegian GAAP interest accrued but not paid or received is reported under other liabilities. Under IFRS, for instruments designated at fair value through profit or loss and at amortized cost, interest accrued but not paid or received is presented in the same line item as the underlying asset or liability to which the interest relates. Under Norwegian GAAP the net difference between the foreign exchange rate in derivative agreements and the rate in force on the reporting date is posted net on the balance sheet. Under IFRS the fair value on each derivative contract are reported as an asset or a liability depending on the fair value on the reporting date.
Hedge accounting
          Under Norwegian GAAP, the Company elected to apply hedge (deferral) accounting for certain economic hedging relationships. Under this accounting method both the derivative and the underlying asset are reported on an accruals basis.
          Under IFRS, all derivatives are recorded at fair value with gains or losses resulting from changes in fair value recorded in profit or loss. Furthermore, the Company has elected to apply the fair value option in accordance with IAS 39 and designate loans and borrowings, except for transactions related to the 108 agreement, as reported at fair value through profit and loss. This results in both the derivatives and underlying loan or borrowing being recorded on the balance sheet at fair value with gains or losses recognized in profit or loss.
Guarantees issued
          Under Norwegian GAAP, guarantees issued are not recognized on the balance sheet. The fees that the Company receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation.
          Under IFRS, guarantees issued will be recognized initially on the balance sheet at fair value. The fees that the Company receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation.

Pension liabilities
          Under Norwegian GAAP, pension commitments are calculated on the basis of economic assumptions on the balance sheet date.
          Under IFRS, the Company has chosen to charge actuarial gains and losses and vested plan changes not recorded according to previous accounting principles directly to equity as of January 1, 2006 in accordance with IFRS 1. Actuarial gains and losses arising after the transition to IFRS will be recorded in the profit and loss account when the difference exceeds the greatest of 10 per cent of the pension liability or 10 per cent of the plan assets.
          Pension costs and pension liabilities include social security taxes.
          Buildings for own use and investment property
          The Company owns the property in Dronning Mauds gt. 15 which is used as the group’s head office. Part of the building can be sold separately and is rented out and classified as an investment property.
          Under Norwegian GAAP, the property at Dronning Mauds. gt. 15 in its entirety is reported at depreciated cost.
          Under IFRS, the property will be measured at fair value and the adjustment will be reflected in the transition adjustment reported to equity. The revalued amount of the building will represent the new cost basis for the property to be depreciated over its remaining economic useful life less any potential impairment.
          The portion of the building not used by the Company which can be sold separately will be classified as investment property which will require separate classification on the balance sheet. The investment property will thereafter be reported at depreciated cost.
Dividends
          Under Norwegian GAAP, dividends are recorded in the fiscal year in which they are recommended to the Board of Directors for approval by the shareholders.
          Under IFRS dividends are not recorded until formally approved by the Board of Directors.
          The Company will issue a separate transition report detailing the impact of transition to IFRS to the consolidated financial statements during the second quarter of 2007.
     B. LIQUIDITY AND CAPITAL RESOURCES
          General
          The Company finances its operations through the Company’s equity capital and through borrowings in the Norwegian and the international money and capital markets.
          In 2005 a pilot version of eFunding was launched and, following very positive experiences with the platform’s usability and ability to automate internal processes, in June 2006, we launched a full version of eFunding, which is a proprietary web-based platform for issuing and documenting structured bond transactions. The goals of eFunding are, inter alia, to allow the Company to obtain favorable borrowing terms through simplifying for the Company as well as its external counter parties the processes associated with structured bond transactions and to provide for straight-through-processing of each structured bond issue’s complex details from the arranging party through our internal treasury system and to our internal accounting system, allowing for a highly automated process as well as significantly lower operational risks. eFunding, in its web-based nature, is open for business twenty-four hours a day, seven days a week.
          Commercial paper borrowings
          Commercial paper borrowings in 2006 were primarily made through the Company’s U.S. and euro commercial paper programs and by issuing Norwegian krone-denominated certificates in Norway. As of December 31, 2006, the Company’s commercial paper programs allowed for maximum borrowings of approximately USD 5,000 million (approximately NOK 31,275 million), and the combined average amount outstanding under those programs for the year was USD 331.7 million (NOK 2,075 million). Commercial paper borrowings (related to short-term commercial paper programs) outstanding as of December 31, 2006, 2005 and 2004 were NOK 6,057, NOK 2,500 million and NOK 4,921 million, respectively.

          Bond borrowings
          Senior funding
          In 2006, the Company raised the equivalent of NOK 56,530 million in notes (including structured and non–structured notes) in various currencies. The Company made these bond borrowings through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depends, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk — Asset and Liability Risk Management”. The Company’s total bond debt (including structured and non–structured notes) at December 31, 2006, 2005 and 2004 was NOK 155,615 million, NOK 130,927 million and NOK 99,512 million respectively. See note 21 to the financial statements for information concerning the composition of the Company’s bond borrowings by currency.
          Eksportfinans’ euro medium-term note program facilitates borrowings in a variety of currencies and with different repayment structures, with any maturity as may be agreed between the Company and the relevant purchaser, and as indicated in the applicable final terms. The program size is USD 20 billion with the most recent update dated June 2, 2006. At December 31, 2006, USD 18,949 million was outstanding under this program, compared to USD 16,157 million at year-end 2005.
          A U.S. medium-term note program was established in June 2004, under which 6,947,902,000 was outstanding as of December 31, 2006, compared to USD 3,925,388,000 at year end 2005.
          In the Australian market, the Company has an AUD 2,000 million medium-term note program. As of December 31, 2006, no notes were outstanding under this program.
          The Company is registered as a borrower in the domestic Japanese market through a securities registration statement providing for a primary and secondary shelf. As of December 31, 2006, JPY 94,387 million out of JPY 500 billion was drawn under the secondary shelf.
          In April 2006, the Company issued USD 60 million in 10 year subordinated callable debt through a private placement. The note has a step up interest payment feature after 5 years and the Company has the right to call the notes in whole on every quarterly interest payment date from and including April 28, 2011 up to and including January 28, 2016. The note is not listed. The issue was increased by USD 15 million in May 2006 to a total of USD 75 million.
          Subordinated Loan Capital / Core Capital
          In December 1995, the Company issued JPY 15 billion in 20-year subordinated debt through a private placement in Japan.
          In February 2003, Eksportfinans issued GBP 50 million Non-cumulative Undated Step-Up Capital Contribution Securities (the Capital Contribution Securities). Interest is payable on the securities, subject to certain conditions, annually in arrears at a rate of 5.918% with respect to the period from and including the issue date to, but excluding, February 19, 2013. Thereafter, interest on the securities will be payable quarterly in arrears at a rate of 2.32% above three-month LIBOR. The securities may be redeemed at the option of Eksportfinans in whole on February 19, 2013 or on any interest payment date thereafter or in the event of certain tax or regulatory changes affecting Eksportfinans, in each case subject to prior approval from the Norwegian Banking Insurance and Securities Commission. The securities are listed on the Luxembourg Stock Exchange.
          Liquidity
          Eksportfinans has substantial liquidity reserves in the form of financial investments based on Eksportfinans’ funding and on repayments of loans with shorter maturity than the underlying funding. This ensures that Eksportfinans, to a large extent, has sufficient funds to cover loan approvals given for future disbursements. Consequently, Eksportfinans maintains a satisfactory liquidity position in funds of varying maturities. Liquid reserves typically generate positive margins for Eksportfinans. Eksportfinans invests in money market instruments, such as commercial paper, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds and asset-backed securities. The issuers of securities or deposit-taking institutions accepted by Eksportfinans for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. See Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support for Loans”.
          The following table sets forth the maturities of the note debt (including subordinated debt and Capital Contribution Securities, and after deducting the carrying amount of debt securities repurchased by Eksportfinans), loans and long-term investments as of December 31, 2006, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2006, plus the difference between the amounts of maturing loans/investments and the amounts of maturing bond debt) of Eksportfinans based on bond debt/long-term investments and loans outstanding at such date.

			Long-Term
	Long-Term	Loan Receivables	Investments	Cumulative
Year	Debt Maturing (4)	Maturing (5)	Maturing	Liquidity (5)
	(NOK million)

Short-term liquidity at December 31, 2006 (1)				56,335.4
2007	41,421.0	30,189.6	75.0	45,179.0
2008	39,554.0	5,171.3	0.0	10,796.3
2009	22,118.2	8,342.7	0.0	(2,979.2)
2010	6,580.5	9,757.8	97.0	295.1
2011	11,026.0	12,761.6	0.0	2,030.7
2012	2,206.8	6,959.9	0.0	6,783.8
2013 (2)	7,544.5	4,546.4	0.0	3,785.7
2014	1,129.8	2,898.9	0.0	5,554.8
2015	2,034.7	1,085.6	0.0	4,605.7
2016	8,155.2	2,624.5	112.5	(812.5)
Thereafter (3)	11,399.8	14,653.7	0.0	2,441.4

Total	153,170.5	98,992.0	284.5	2,441.4

(1)	Short-term liquidity is comprised of the sum of our investments and receivables less the amount of our commercial paper liabilities.

(2)	Includes Eksportfinans’ GBP 50 million Capital Contribution Securities, which are redeemable from February 13, 2013.

(3)	Includes the JPY 15 billion subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations.

(4)	Net of our repurchases of own debt securities. The column includes single- and multi-callable issues. These issues have been categorized by expected maturity.

(5)	Long-term loans with adjustable rates make up a large portion of Kommunekreditt’s loans. Kommunekreditt may change the rate of interest with 14 days’ notice, upon which the borrower may accept the new interest rate or repay the loan. Loans with fixed interest rates may be subject to extraordinary repayments at the end of the agreed period. (See Item 4.B. “Business Overview — LOANS — Export Lending — Type of Financing” and “Business Overview — LOANS — Municipal Lending — Types of Financing”.) Due to the terms and conditions related to the interest rate structure and option to terminate, the funding of these loans has maturities that match the expected maturity. In this table these loans are classified in maturity bands using expected maturity.
          We anticipate that a portion of our cumulative liquidity will in the future be invested in new long-term assets and also that we will undertake further financing.
          Capital Adequacy
          Capital adequacy is calculated in accordance with the prevailing regulations in force promulgated by from the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview — Supervision and Regulation”. Under these regulations, the capital adequacy requirement is 8%. As of December 31, 2006, Eksportfinans’ capital adequacy ratio was 12.2%, compared with 13.1% on December 31, 2005.
          The table below gives details of the Company’s risk-weighted balance sheet and off-balance sheet items:

	December 31,
(NOK millions)	2006		2005
	Book value	Weighted value	Book value	Weighted value

Assets
Loans to and receivables due from credit institutions	9,409	1,700	9,851	1838
Loans to and receivables due from customers	90,314	18,890	73,607	15,640
Securities	38,293	7,554	33,070	6,504
Intangible assets	25	0	22	0
Fixed assets	125	125	127	127
Other assets	73	73	33	33
Prepayments and accrued revenues	998	164	740	118

Total assets excluding trading portfolio	139,237	28,506	117,450	24,260

Off-balance sheet items:
Financial derivatives		1,813		1,623
Other off-balance transactions		1,380		1,499

Total off-balance sheet items		3,193		3,122

Total risk-weighted value of banking portfolio		31,699		27,382
Total risk-weighted value of trading portfolio		4,665		2,942
Foreign currency exchange risk		40		54

Total		36,404		30,378

(1)	As of December 31, 2006, offsetting items under capital adequacy regulations reduced the total of risk-weighted balance sheet and off-balance sheet items with NOK 849 million.
          Details of the Company’s risk capital, risk capital as a percentage of risk-weighted balance sheet and off-balance sheet items, and the composition of the Company’s core capital are provided in the tables below:

	December 31,
(NOK millions)	2006		2005

Core capital	3,018	8.29%	2,992	9.85%
Additional capital (subordinated loan capital)	1,408	3.87%	996	3.28%

Total risk capital	4,426	12.16%	3,988	13.13%

(NOK millions)	31/12/2006	31/12/2005

Share capital	1,594	1,594
Balance sheet equity	1007	984
Capital contribution securities	453	449
Intangible assets	-25	-22
Prepaid pension cost	-11	-13

Total core capital	3,018	2,992

     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
          Eksportfinans has developed a platform called “eFunding” for a straight-through process of funding transactions with the goal to automate the process and reduce administrative resources and operational risks. See “Item 5.B. — General”.
     D. TREND INFORMATION
          General
          There is a strong trend towards an increase in the total number and volume of loan applications received by the Company. A consequence of this is likely to be further growth in the Company’s total assets. To the extent that there is a growth in risk-weighted assets above that of core capital, which may happen if most loan commitments lead to disbursements, there will be a further decline in the capital adequacy ratio. Due to the expected growth in total assets and improved funding costs, we believe that the operating results and the return on equity may improve. However, the trend of increased number of loan applications may not lead to a corresponding growth in assets because at the time of an application the underlying export contract is not concluded and may not be consummated.
          Lending
          The trend is towards more applications and increased average application amount. More applications have come from Norway’s maritime industries. The projects are located in more than 60 different countries. Except for ship financing, most projects are located outside the OECD-area. Eksportfinans’ overall experience is that increases or decreases in loan applications are of a cyclical nature and depend on factors such as the Norwegian economy, the world economy and other factors of importance to international trade.
          Kommunekreditt is offering a range of products and services that have proven to satisfy market demands. In the years 2002 – 2006, average growth in outstanding loans averaged more than 18% annually. Although refinancing of existing loans has been an important contributor to the growth, the main increase in outstanding loans is based on increases in the total market size. At year-end 2006 our share of the total market was estimated to be 25% (33% of the market for specialized institutions). Our market share of new loans is considerably higher, between 35-40% of the total market. On this basis, we believe that it is still possible to increase our market share. As stated in Item 4 we believe that the municipal lending market is likely to continue to grow in the years ahead, but the growth rate may slow down compared to the years 2000 to 2005 (i.e. in the range of an average of 4 to 8 % annually). We estimate the total market as at December 31, 2004 to be NOK 213 billion (USD 35 billion).
          Funding
          Since 2003 Eksportfinans has experienced a reduction in its overall funding cost. This is visible through the company’s public debt issuances and the performance of its Global Benchmark bonds in the secondary market. As the company has been focused on improving its flexibility and visibility as a frequent issuer in the structured EMTN and USMTN markets, the overall cost of funding achieved has gradually declined. Eksportfinans expects this trend to flatten out over the next years. See Item 5.B “Liquidity and General Resources – General”
     E. OFF BALANCE SHEET ARRANGEMENTS
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
     F. CONTRACTUAL OBLIGATIONS AND CONTINGENT COMMITMENTS
          The table below gives details of the contractual long-term obligations and commercial commitments of the Company as of December 31, 2006.

(in NOK millions)	Payments due by period
			From 1 year up	From 3 years up
		Up to and	to and including	to and including
Contractual Obligations	Total	including 1 year	3 years	5 years	After 5 years

Bond debt (1)	(151,327.0)	(41,420.9)	(61,671.9)	(17,137.3)	(31,096.9)
Operating leases	14.0	0.9	1.9	2.0	9.2
Other liabillities (2)	(2,168.5)	(1,816.0)	(11.2)	(26.7)	(314.6)

Total	(153,481.5)	(43,236.0)	(61,681.2)	(17,162.0)	(31,402.3)

	Amount of commitment expiration per period
			From 1 year up	From 3 years up
		Up to and	to and including	to and including
Other commercial commitments	Total	including 1 year	3 years	5 years	After 5 years

Commercial loan commitments	28,378.1	13,314.1	13,775.9	1,288.1	0.0
Credit default swaps and guarantees	5,023.8	1,037.6	680.2	234.5	3,071.5

Total	33,401.9	14,351.7	14,456.1	1,522.6	3,071.5

(1)	Bond debt is categorized by expected maturity. Note 32 to the financial statements provides further information regarding the first possible call-date of the Company’s bond debt.

(2)	Payments due after one year represent deferred taxes and prepaid interest rate subsidies received from the government in connection with a government-supported loan given from Eksportfinans to a borrower. See Item 4.B. “Business Overview — LOANS — Export related loans”.
          Information on the nature of the Company’s bond debt obligations and operating lease commitments is provided in notes 21 and 36 to the financial statements, respectively.
          Our commercial commitments are explained in note 35 to the financial statements.
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     A. DIRECTORS AND SENIOR MANAGEMENT
          The principal executive officers and the directors of Eksportfinans as of December 31, 2006 were:

Name	Title
Erik Borgen	Chairman of the Board and Director
Tor F. Johansen	President and Chief Executive Officer
Baard Syrrist	Vice Chairman of the Board and Director
Leif Johan Laugen	Director
Live Haukvik Aker	Director
Tor Østbø	Director elected by the employees
Bodil Hollingsæter	Director
Cato A. Holmsen	Director
Gunvor Ulstein	Director
Arnfinn Vognild	Alternate Director elected by the employees

Name	Title
Arnulf Arnøy	Managing Director of Kommunekreditt and Deputy to President & CEO in Eksportfinans
Olav Tore Breilid	Executive Vice President, Treasury
Jens Olav Feiring	Executive Vice President & General Counsel
Cecilie Haarseth	Executive Vice President, Financial Control
Ole Jacob Lund	Executive Vice President IT, Human Resources &Administration
Elise Lindbæk	Senior Vice President, Head of Corporate Information
Olav Einar Rygg	Executive Vice President and Chief Operating Officer Lending
          Update of members of the Board of Directors
          Mr. Cato A. Holmsen, Ms. Gunvor Ulstein both resigned their positions as members of the Board in 2007. Mr. Tor Bergstrøm and Ms. Marianne Heien Blystad were elected as new members of the Board by the Council of Representatives and their terms expire in 2009. Mr. Arnfinn Vognild resigned his position as alternate member of the Board in 2007. Torgeir Haugland was elected as a new alternate member to the Board elected by and among the employees. Mr. Borgen, Mr. Syrrist, Mr. Laugen, Ms. Hollingsæter and Ms. Haukvik Aker were all reelected in 2007 and their terms expire in 2009. Mr. Østbø was reelected by and among the employees in 2007 and his term expires in 2009.
          Mr. Erik Borgen became a member of the Board of Directors in 2001 and has served as Vice Chairman since May 2002. He was re-elected in 2003, and his term as Vice Chairman expired in March 2004, at which point he was elected as Chairman. Until 2004 he was Executive Vice President and Head of the Corporate Division of DnB NOR Bank ASA. From August 2004 he is General Manager, Regional Director, Head of Asia in DnB NOR Bank ASA. Mr. E. Borgen holds directorships with DnB Næringsmegling AS, DnB Kapitalforvaltning AS, NORUM — Nordic Russian Management Company Ltd. and DnB Finans AS.
          Mr. Baard Syrrist became a member of the Board of Directors in 2001. Until November 2004, he was Managing Director of NORDEA Bank Norge ASA, Executive Vice President of Nordea and head of Retail Norway. He is currently Senior Legal Advisor, Group Legal/Group Corporate Law of Nordea Bank. Mr. Syrrist is a member of the Board of Directors of the Norwegian Financial Services Association. He was elected Vice Chairman on April 9, 2003. He was re-elected for a two year term as member and Vice Chairman of the Board of Directors in 2005.
          Mr. Leif Johan Laugen became a member of the Board of Directors in 2005. He is a Manager in Fokus Bank ASA.
          Mr. Cato A. Holmsen became a member of the Board of Directors in 1995, and served as Vice Chairman from March 2001 to May 2002. He was re-elected in 2003, and his term expired in March 2005. He was re-elected in 2005 and his term expires in 2007. He is a partner and Chairman of the Board in FSN Capital Holding AS, FSN Capital Holding II AS, FSN Capital Partners AS and holds directorships with Eiendomspar AS, Fesil ASA, Grieg International I and II AS, Grieg Shipping II AS, Gurta Metals AG, Kongsberg Automotive ASA, NorgesGruppen ASA, Schibsted ASA together with the subsidiary companies Aftenposten AS, Tennant Metallurgical Group Ltd. and Victoria Eiendom AS.
          Ms. Gunvor Ulstein became a member of the Board of Directors in 2003, and her term expired in 2005. She was re-elected in 2005 and her term expires in 2007. She is Managing Director of Ulstein Mekaniske Verft Holding ASA and Chairman of the Board of Ulstein Shipping AS.
          Ms. Bodil Palma Hollingsæter became a member of the Board of Directors in 2004. She is a Regional Director for Nord-Møre at Sparebanken Møre. Mrs. Hollingsæter holds directorships with Ålesund og Giske Tunnel- og Bruselskap AS and Helse Midt-Norge.
          Ms. Live Haukvik Aker became a member of the Board of Directors in 2004. She was President and CEO of Goodtech ASA from 2001 until January 1, 2006. She is currently CFO at Tandberg Data ASA.
          Mr. Tor Østbø was elected by the employees to become a member of the Board of Directors in 2005. He is a Senior Vice President of Eksportfinans ASA, where he has been employed since 1982.

          Mr. Arnfinn Vognild was elected by the employees to become an alternate member of the Board of Directors in 2005 and his term expires in 2007. He is a Senior Vice President of Kommunekreditt Norge AS, where he has been employed since1982.
          Mr. Tor Bergstrøm became a member of the Board in 2007. Mr. Bergstrøm is Executive Vice President of Anders Wilhelmsen & CO AS and has broad experience in industrial as well as finance enterprises. He is a board member of APL ASA, Awilco Offshore ASA, Awilco AS, Linstow AS, Linstow Hotels AS and A Wilhelmsen Capital AS.
          Ms. Marianne Heien Blystad is an Attorney at Law of Advokatfirmaet Nordia DA. Ms Heien Blystad has apart from the legal profession experience in shipping.
          Mr. Tor F. Johansen became President and Chief Executive Officer of the Company in 1991, and has served as a Director since 1991. He joined Eksportfinans in 1977, became Executive Vice President, Corporate Finance and Treasury Section in 1982 and Deputy Chief Executive Officer in 1985.
          Mr. Jens O. Feiring joined Eksportfinans in 1974 as Legal Advisor. Since 1981, he has served as an Executive Vice President, Legal Section. Effective April 1, 2002, he was appointed Deputy Chief Executive Officer and served in that capacity until April 2005. As a consequence of the restructuring in 2005, Mr. Feiring is Executive Vice President and General Counsel and head of Group Legal & Compliance.
          Mr. Olav Tore Breilid joined Eksportfinans in 1995 as a Senior Vice President in the Treasury Section. He was appointed Executive Vice President and Head of Treasury Section effective April 1, 2002. Effective January 1, 2007 the Treasury Section was split in two. One section, Risk Management and Operations, was made responsible for the internal bank, asset composition, documentation, back-office and risk management. The other section, Treasury, was made responsible for activities including funding, debt investor marketing and investement. Mr. Breilid is head of Risk Management and Operations.
          Mr. Søren Elbech joined Eksportfinans in 2002 as Senior Vice President in the Treasury Section with responsibilities for capital markets. Mr. Elbech was appointed Executive Vice President and head of Treasury effective from 1 January, 2007.
          Ms. Cecilie Haarseth joined Eksportfinans in 1986 as a manager in the Financial Control and Administration Section. Since April 2005, she has served as Executive Vice President, Financial Control.
          Mr. Arnulf V. Arnøy, Executive Vice President, joined Eksportfinans in 1991 and was responsible for risk management, analysis and control of credit risk and credit exposure from 1991 to 1998. He became Head of Strategic Planning and Development/IT and Information Section in 1999, and from December 2003 until December 31, 2005, he was Head of Lending and Strategic Planning. On January 1, 2006 he was appointed as President and Chief Operating Officer in Kommunekreditt Norge AS, Head of Strategy & Planning and Deputy to the CEO of Eksportfinans ASA.
          Mr. Ole Jacob Lund joined Eksportfinans in 1979 as Financial Advisor in the Treasury Department. In 1990 he was appointed Senior Vice President of the Corporate Finance Department, and in 1991 he was appointed Executive Vice President and head of the Lending Section until 2003, when he was assigned to IT projects. Effective from April 2005 he was appointed Head of IT, Human Resources and Administration.
          Mrs. Elise Lindbæk joined Eksportfinans in 1991 as a manager in the Export Lending Department. She worked in the Treasury Department in 1996-1997 and returned to the Lending Department until 1999, when she joined the Communications Department. Mrs. Lindbæk was appointed Senior Vice President and Head of Corporate Communications in 2003 and became secretary to the Group Management Board. Effective from April 2005, Mrs. Lindbæk is secretary to the Board of Directors.
          Mr Olav Einar Rygg joined Eksportfinans in 1988. From 1993, he has been a Department Head within the Lending section. He has previous work experience from ABB, Den norske Hypotekforening, Christiania Bank (now Nordea) and the Norwegian Army.
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

     B. COMPENSATION
          Remuneration of General Executive Management

		Incentive	Other
		scheme	taxable	Pension
	Salary	paid	benefits	cost	Total	Loans (1)
	2006
	NOK in thousands
Eksportfinans ASA:
Tor Johansen (2)	1,657	500	180	887	3,224	1,205
Olav E. Rygg	868	—	142	237	1,247	702
Olav Tore Breilid	1,261	—	170	752	2,183	2,164
Cecilie Haarseth	792	—	142	286	1,220	999

	4,578	500	634	2,162	7,874	5,070

Kommunekreditt Norge AS:
Arnulf V. Arnøy	1,088	—	187	643	1,918	1,692

Total Group	5,666	500	821	2,805	9,792	6,762

(1)	The loans have the same terms as other loans to employees. No new loans have been made to Executive Officers since June 30, 2002.

(2)	The President and CEO has a severance package covering salary and other remuneration for 18 months in the event that his employment is terminated by the Company.
          Remuneration of Board of Directors and Audit Committee

	2006
	NOK in thousands
	Board of Directors	Audit Committe	Total
Erik Borgen	225		225
Baard Syrrist	165		165
Cato A. Holmsen	135	50	185
Gunvor Ulstein	135		135
Bodil Hollingsæter	135	35	170
Live Haukvik Aker	135	35	170
Leif Johan Laugen	101		101
Thomas Borgen	34		34
Tor Østbø	135		135

Total	1,200	120	1,320

          Remuneration of Committee of Representatives

2006
NOK in thousands
Frode Alhaug	50
Kristin Normann	25
Nina Lohne	22
Kjell Ove Bratseth	17
Sandra Riise	17
Tellef Tellefsen	17
Harald Ellefsen	15
Benedicte S. Fasmer	15
Jørn Pedersen	11
Elisabeth Krokeide	11
Einar Enger	11
Per Andreas Berg	11
Kari Broberg	11
Trond Tostrup	10
Per Kløvstad	7
Harry Konterud	5
Claudine Smith	5
Olav Arne Fiskerstrand	1
Sverre Bjertnes	1
Ingvild Myhre	1

Total	263

          Remuneration of Control Committee

2006
NOK in thousands
Kristin Normann	90
Harald Ellefsen	60
Terje Skullerud	60
Kjell Ove Bratseth	60

Total	270

          In 1999, Eksportfinans introduced an incentive scheme that includes all employees. The incentive scheme bases the total amount to be distributed on a formula relating to achieved return on equity compared to the risk free rate of interest. The incentive scheme provides for Eksportfinans to distribute amounts partly in relation to salaries and partly on a discretionary basis. No such amount was paid under the scheme in 2006.
     C. BOARD PRACTICES
          Board of Directors
          Eksportfinans’ Board of Directors is comprised of a minimum of six and a maximum of eight elected members, all of whom are appointed by the Council of Representatives for a two-year term, except the President, who serves as a member ex officio. The Board of Directors meets at least six times a year, and all actions taken by the Board require a majority vote. The Board of Directors has the power to make all lending and borrowing decisions for Eksportfinans and has delegated such power, to a certain extent, to the President. The Board of Directors also makes recommendations to the Council of Representatives for the appointment of the President.
          Executive Management
          The President has responsibility for the day-to-day conduct of Eksportfinans’ business, subject to standing instructions issued by the Board of Directors and approved by the Council of Representatives. The President of Eksportfinans is empowered to grant loans of up to NOK 400 million. Credits may be approved by the President in amounts greater than NOK 400 million upon prior notification to the Board of Directors. The President has established a Group Management Board consisting of Mr. Arnulf Arnøy, Executive Vice President & Deputy CEO, Mr. Olav Tore Breilid, Executive Vice President, Mr. Olav Einar Rygg, Executive Vice President, Mrs. Cecilie Haarseth, Executive Vice President and Mr. Søren Elbech, Executive Vice President, which meets on a regular basis. The Board of Directors appoints executive officers to serve until resignation, death or removal by the Board.

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
          As of December 31, 2006, the following persons served as members on the Council of Representatives:
          Frode Alhaug became a member of the Council of Representatives in 2003. He was elected Chairman the same year, and was elected to serve until March 2007.
          Kristin Normann became a member of the Council of Representatives in 1997. She has served as Vice Chairman from 1999, and was elected to serve until March 2007.
          Harry Konterud became a member of the Council of Representatives in 2002, and was elected to serve until March 2008.
          Sandra Riise became a member of the Council of Representatives in 2001, and was elected to serve until March 2008.
          Elisabeth Krokeide became a member of the Council of Representatives in 2001, and was elected to serve until March 2008.
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
          Jørn Pedersen became an alternate member of the Council of Representatives in 2001. In March 2006 he became a member and was elected to serve until March 2008.
          Claudine Smith became an alternate member of the Council of Representatives in 2000. In March 2006 she became a member and was elected to serve until March 2008.
          Tellef Tellefsen became an alternate member of the Council of Representatives in 2003. In March 2006 he became a member and was elected to serve until March 2008.
          Update of members of the Council of Representatives:
          Frode Alhaug was re-elected in 2007 to serve until March 2008.
          Kristin Normann was re-elected in 2007 to serve until March 2008.
          Harald Ellefsen was re-elected in 2007 to serve until March 2008.
          Trond Tostrup was re-elected in 2007 to serve until March 2008.
          Benedicte Schilbred Fasmer was re-elected in 2007 to serve until March 2008.
          Per Andreas Berg resigned his position in 2007.
          Eldbjørg Sture was elected a member in 2007, her terms expires in 2008.
          As of December 31, 2006, the following persons served as alternate members on the Council of Representatives:
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
          Update of alternate members of the Council of Representatives:
          Kjell Ove Bratseth was re-elected in March 2007 and his term expires in 2008.
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
          As of December 31, 2006 the following persons served on the Control Committee:
          Kristin Normann became a member of the Control Committee in 1997. She has served as Vice Chairman from 1997, as Chairman from 2003, and was elected to serve until March 2007.
          Kjell Ove Bratseth became an alternate member in 2003, and was elected to serve until March 2007.
          Harald Ellefsen became a member of the Control Committee in 2000, and was elected to serve until March 2008.
          Terje Skullerud, became an alternate member of the Control Committee in 2001, and was elected as a member and Vice Chairman in 2003 to serve until March 2007.
          Update of members of the Control Committee:
          Kristin Norman was re-elected as a member in 2007 and her term expires in 2008.
          Kjell Ove Bratseth was re-elected as an alternate member in 2007 and his term expires in 2008.
          Terje Skullerud resigned his position as member in 2007.
          Ms Eldbjørg Sture was elected member in 2007 and her term expires in 2008.
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
          The Board of Directors has formed an Audit Committee, which operates pursuant to a charter approved by the Board of Directors. The Audit Committee has been appointed by the Board of Directors to assist the Board in monitoring:
          • the integrity of the Company’s financial statements,
          • the independent auditor’s qualifications and independence,
          • the performance of the Company’s internal audit function and independent auditors; and
          • the compliance by the Company with legal and regulatory requirements.
          As of December 31, 2006, the Audit Committee consisted of Cato A. Holmsen, Live Haukvik Aker and Bodil Hollingsæter. As of December 31, 2006, Bodil Hollingsæter acted as the financial expert, independent of management. In September 2006 she also became the Chair of Audit Committee.
          Effective March 23, 2007 Mr. Laugen replaced Mr. Holmsen as a member of the Audit Committee for a period of two years.
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
          The chief executive officer determines the compensation of the Company’s other employees, within economic limits set by the Board of Directors.
     D. EMPLOYEES
          As of December 31, 2006, the Company had 100 employees, all of whom are located in Norway.

Employees	Eksportfinans	Kommunekreditt	Total

2003	90	10	100
2004	96	10	106
2005	81	13	94
2006	87	13	100

     E. SHARE OWNERSHIP
          As of the date of this annual report, no director, executive officer, member of the Council of Representatives or Control Committee owned shares in the Company. No options to purchase equity securities from the Company were outstanding as of that date.
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
     A. MAJOR SHAREHOLDERS
          As of the date of this annual report, the following shareholders owned Eksportfinans’ share capital:

	No. of
Shareholder	Shares	%
DnB NOR Bank ASA	60,701	40.0

Nordea Bank Norge ASA	35,220	23.21

The Norwegian State	22,765	15.00

Danske Bank AS (Focus Bank ASA)	12,276	8.09

23 other banks	20,803	13.7
Total	151,765	100.00
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

     We have been informed that Fokus Bank ASA a wholly owned subsidiary of Danske Bank A/S, a Danish bank, will transfer all its assets and liabilities to Danske Bank A/S including the shares in Eksportfinans ASA. The transfer will take effect from April 1, 2007
     DnB NOR Bank ASA, Nordea Bank Norge ASA, Fokus Bank ASA, and two minority shareholders holding an aggregate of 71% of the shares of Eksportfinans have entered into a shareholders’ agreement among themselves providing for mutual rights of first refusal in the event that any one or more of them desires to dispose of its shares in the Company.
B. RELATED PARTY TRANSACTIONS
     In the normal course of business, certain of Eksportfinans’ shareholders (see Item 7.A. “Major Shareholders”) extend guarantees in connection with loans made by Eksportfinans. See Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support for Loans”. This includes the Norwegian Government, which holds 15% of our outstanding shares and also indirectly or directly guarantees some of the loans we make. For further information on the composition of guarantees, see Item 4.B. “Business Overview — LOANS — Company — Analysis of Loans — Credit Support”. The borrowers pay commissions in consideration of such guarantees directly to the shareholders.
     Under the 108 Agreement, the Norwegian Government guarantees Eksportfinans a fixed profit margin between revenues on loans and costs on borrowings covered by the agreement. This is achieved by fixing reference rates on all borrowing and lending covered by the agreement. See discussion under Item 4.B. “Business Overview – LOANS – Export Lending – Arrangement with the Norwegian Government”.
     Eksportfinans from time to time also enters into agreements to acquire loans from shareholders and some other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for these purchases. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2006, 2005 and 2004, Eksportfinans acquired loans from its shareholders amounting to NOK 4,889 million, NOK 2,875 million and NOK 6,581 million respectively.
     In some instances, Eksportfinans will lend to a shareholder bank (or to another bank) which then provides project finance lending on to a borrower. The purpose of these transactions is to finance the underlying borrower project in the shareholder bank’s loan portfolio. The project in question must meet the same requirements as all other lending provided by Eksportfinans. In such cases the shareholder bank will act as the borrower and bear the repayment risk directly, instead of issuing a payment guarantee.
     From time to time Eksportfinans’ shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholder’s behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, indemnifying Eksportfinans for any liability that may arise under the Eksportfinans guarantee. The request for a guarantee is due to the need for a guarantee given by a triple A-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’ shareholders is permitted by the articles of association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 1,088 million, Eksportfinans has recourse to such shareholders with full payment indemnification.
     The commercial effect is that the selling bank retains the risk premium associated with the credit in return for issuing the guarantee, while Eksportfinans earns a margin comparable to that received on its other commercial loans.
     In addition, in the normal course of business, Eksportfinans deposits funds and engages in other transactions with its shareholder banks on normal commercial terms. As of December 31, 2006, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 815 million. These transactions were recorded on market terms.
     In connection with Eksportfinans’ lending activity, as of December 31, 2006, our shareholders had provided guarantees for an amount of NOK 16,401 million. The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.
     Our transactions with related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and did not involve more than the normal risk of collectibility or present other unfavorable features.

     As of December 31, 2006, one loan in the amount of NOK 152 million was outstanding to a company of which Eksportfinans’ board members, members of the Control Committee or chairman of the Council of Representatives are board members. As of December 31, 2006, loans totaling NOK 573 million were outstanding to two Norwegian municipalities of which Kommunekreditt’s board members, members of the Control Committee or chairman of the Council of Representatives are board members. See note 28 to the financial statements.
     As of December 31, 2006, the Company had NOK 66 million in loans outstanding to employees, primarily mortgage loans. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.
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
Item 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
     Not applicable
B. PLAN OF DISTRIBUTION
     Not applicable.
C. MARKETS
     The Company’s 3.375% USD Notes due 2008, 4.750% USD Notes due 2008, 4.375% Notes due 2009, 5.125% USD Notes due 2011, 5.000% USD Notes due 2012, 1.60% Yen Notes due 2014 and 5.500% USD Notes due 2016, are listed on the Luxembourg Stock Exchange. The Company’s 3.375% USD Notes due 2008 are listed on the New York Stock Exchange. The Company’s Nikkei 225 Index Call Warrants expiring 2008 are listed on the American Stock Exchange. No other securities for which the Company has a reporting obligation pursuant to the Exchange Act are listed on any other exchange and are instead traded in the over-the-counter market.
D. SELLING SHAREHOLDERS
     Not applicable.
E. DILUTION
     Not applicable.
F. EXPENSES OF THE ISSUE
     Not applicable.
Item 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
     Not applicable.
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
     Eksportfinans, registry number with Foretaksregisteret (the Norwegian Registry of Companies) is No. 816 521 432. The objective of Eksportfinans according to Article 1 of Eksportfinans’ Articles of Association is to conduct financing operations:

•	for the export industries, including but not limited to:
– the export of goods and services,

– the establishment and acquisition of manufacturing facilities and companies,

– investments in export-orientated means of production and plant,

– the establishment of foreign stocks of goods,

– domestic contracts where foreign credit is a competitive factors;
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
     According to Section 6 of our Articles of Association, the Board of Directors is vested with the authority, among other things, to borrow on behalf of the Company. With the exception of certain types of loans — loans for which payment of interest is tied to payment of dividends to shareholders or results of operations in general — borrowings may be decided by simple majority. The board may delegate its power to borrow to the President.
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
E. TAXATION
     NORWEGIAN TAX CONSIDERATIONS
     The following summary describes certain Norwegian tax consequences that may be relevant for persons not resident in Norway for tax purposes in relation to the acquisition, ownership and disposition of debt securities issued by Eksportfinans. This summary addresses only Norwegian tax considerations for holders that are initial purchasers of the debt securities pursuant to the relevant offering and that will hold the debt securities as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire the debt securities. This section is based on Norwegian law, regulations and judicial and administrative interpretations, in each case as in effect and available on the date of this annual report. All of the forgoing are subject to change, which change could under certain circumstances apply retroactively and could affect the consequences described below. Each investor should consult its own tax advisor with respect to possible Norwegian tax consequences of acquiring, owning or disposing of debt securities in their particular circumstances.
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
     Gains derived from the sale of Eksportfinans’ debt securities by a non-Norwegian person not resident for tax purposes in Norway are not subject to Norwegian income taxes.
     A non-Norwegian person not resident for tax purposes in Norway who holds Eksportfinans’ debt securities is not subject to Norwegian inheritance, gift or wealth tax unless such person operates a business through a permanent establishment in Norway and payments on such securities are attributable to such business. Norwegian inheritance and gift or wealth tax may, however, under certain circumstances be imposed on holders who are non-resident Norwegian citizens. Under the United States-Norway estate and inheritance tax treaty, a United States citizen or domiciliary who becomes liable to pay Norwegian inheritance or gift taxes generally will be entitled to credit against his U.S. estate or gift tax liability the amount of such Norwegian taxes.
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
     This summary is based on the U.S. Internal Revenue Code of 1986, U.S. Treasury regulations, and judicial and administrative interpretations, in each case as in effect and available on the date of this annual report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     You should consult your own tax advisor with respect to the U.S. Federal, estate, state, local, gift, and other tax consequences of acquiring, owning, and disposing of notes.
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
     A “non-U.S. holder” is a beneficial owner of a note that is not a U.S. holder. If a partnership holds a note, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding a note, you should consult your tax advisor regarding an investment in the notes under your particular situation.
     Tax Treatment of the Notes
     General
     Other than as set forth below under “— Notes treated as Contingent Payment Debt Instruments” “— Notes treated as Forward Purchase Contracts” and “-Notes treated as Section 1256 Contracts”, the following discussion set forth the general U.S. Federal income tax consequences of investing in the notes.
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
     Notes treated as Forward Purchase Contracts
     General
     Eksportfinans intends to treat certain of its notes as forward contracts to purchase the underlying asset to which they relate for U.S. Federal income tax purposes. By purchasing such note, a U.S. holder will be deemed to have agreed to such treatment. The remainder of this discussion under “—Notes treated as Forward Purchase Contracts” assumes that these notes will be so treated. Eksportfinans will take the position that at the time of issuance of these notes the U.S. holder deposits irrevocably with Eksportfinans a fixed amount of cash equal to the purchase price of the notes to assure the fulfillment of such U.S. holder’s purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied on the stated maturity date of the relevant notes to satisfy that obligation. Although a U.S. holder will be obligated to treat the purchase price as a deposit for U.S. Federal income tax purposes, the cash proceeds that Eksportfinans will receive from the offering of such notes will not be segregated during the term of such note, but instead will be commingled with other assets of Eksportfinans.
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
     Notes treated as Section 1256 Contracts
     If a note is treated as a “Section 1256 Contract” under the Code, a U.S. Holder of a note that has not been exercised as of the end of that U.S. Holder’s taxable year will be treated as if the note were sold for its fair market value on the last business day of the U.S. Holder’s taxable year (marked-to-market). A U.S. Holder of a note will thus be required to recognize taxable gain or loss on an annual basis, determined as described below under “—Sale, Exchange or Exercise of Notes,” and include that taxable gain or loss in income regardless of whether that U.S. Holder receives any cash in respect of that note during the taxable year. The U.S. Federal income tax consequences of the notes being marked-to-market as described herein differ materially from the U.S. Federal income tax consequences of other marked-to-market provisions of the Code. Prospective acquirers of such notes should consult their own tax advisors about the consequences of the notes being marked-to-market.
     Sale, Exchange or Exercise of Notes
     Upon sale, exchange, exercise or lapse of a note (including a deemed sale resulting from a note being marked-to-market as described above or upon automatic exercise of a note following a delisting), a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized (or deemed amount realized) and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in a note will equal that U.S. Holder’s initial tax basis in the note (generally equal to the cost of the note), plus (or minus) any gain (or loss) required to be recognized by that U.S. Holder in respect of the note in prior taxable years as a result of the note being marked-to-market, regardless of the character of that gain or loss.

     Character of Gain or Loss Recognized on Notes
     Section 1256 of the Code requires that any gain or loss on notes (including any gain or loss resulting from a deemed sale as described above) must be characterized as 60% long-term capital gain or loss and as 40% short-term capital gain or loss, regardless of a U.S. Holder’s holding period in the note (the 60/40 Rule). With respect to a corporate U.S. Holder, capital losses for a taxable year are allowed only to the extent of that corporate U.S. Holder’s capital gains for that year, but may be carried back for three taxable years and carried forward for five taxable years. With respect to an individual U.S. Holder, capital losses for a taxable year are allowed only to the extent of the holder’s other capital gains for the taxable year plus $3,000, but may be carried forward against future net capital gains. An individual may elect, however, to carry back net capital losses from Section 1256 contracts for three years and apply them against prior net capital gain from Section 1256 contracts. Net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. Regardless of whether carried back or carried forward, those net capital losses will be characterized under the 60/40 Rule. Prospective acquirers of such notes should consult their own tax advisors prior to acquiring the notes about the application of the 60/40 Rule and the net capital loss carryback and carryforward rules in their particular situation.
     Tax Consequences if Notes are Delisted
     If the notes are delisted and subsequently listed on an exchange that is not a “qualified board or exchange” within the meaning of Section 1256(g)(7) of the Code, the U.S. Federal income tax consequences are not certain. Because the notes would no longer, upon delisting, meet the statutory criteria for treatment as a Section 1256 Contract, it would be reasonable to treat the notes as if they were marked-to-market on the date the notes are delisted, and thereafter treated as if they were not Section 1256 Contracts. Alternatively, the Internal Revenue Service could treat the notes as no longer Section 1256 Contracts as of the first day of the holder’s taxable year in which the notes are delisted. In each case, for purposes of determining any gain or loss recognized after the notes are no longer Section 1256 Contracts, it is unclear whether the holder should be treated as having a holding period running from the date of such holder’s original acquisition of notes or from the date on which the notes are no longer treated as Section 1256 Contracts. The following paragraph assumes that (a) the notes are marked-to-market on the date they are delisted and (b) the holder’s holding period in its notes restarts as of the date of delisting. Prospective acquirors of notes should consult their own tax advisors as to the amount, character and timing of income for U.S. Federal income tax purposes in the event that the notes are delisted.
     If a note is marked-to-market on the date it is delisted, a U.S. Holder will recognize gain or loss on that date as described above under “—Sale, Exchange or Exercise of Notes” and the character of that gain or loss would be determined as described above under “—Character of Gain or Loss Recognized on Notes”. The deemed amount realized on delisting would be the last quoted fair market value of the notes on the relevant exchange prior to delisting. A U.S. Holder would then have a tax basis in the unlisted notes equal to the deemed amount realized, would begin a new holding period in the notes, and thereafter a U.S. Holder will recognize gain or loss on the sale, exchange, exercise or lapse of the notes equal to the difference between the amount realized, if any, and the U.S. Holder’s tax basis in the notes. Any gain or loss on an unlisted note will be long-term capital gain or loss if the U.S. Holder has held the delisted note for more than one year from the date of the marking-to-market as described above. Prospective investors should consult their own tax advisors with respect to the treatment of long-term capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers) and capital losses (the deductibility of which is subject to limitations).
     If the notes are delisted and subsequently listed on an exchange that is a “qualified board or exchange” within the meaning of Section 1256(g)(7) of the Code, although there is no direct statutory, judicial, or administrative authority concerning the proper treatment of a listed index option that is delisted and subsequently listed on a qualified board or exchange, it is reasonable to treat the delisting and subsequent listing of the notes as not giving rise to a deemed sale or exchange of the notes. Under this treatment, a U.S. Holder will not recognize gain or loss as of the date that the note is delisted and the U.S. Holder’s tax basis in the note will not change. Notes that are subsequently listed on a qualified board or exchange will continue to be treated as Section 1256 Contracts and subject to the treatment described above. Prospective investors should consult their own tax advisors as to the amount, character and timing of income for U.S. Federal income tax purposes in the event that the notes are delisted and subsequently listed on a qualified board or exchange.
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
     You may read and copy any document that Eksportfinans has filed with or furnished to the SEC at the SEC’s public reference room at 100 F Street, N.E. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.
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
     More than half of Eksportfinans’ “liquidity” is held in the non-trading portfolios, the rest of the liquidity investments being held in the trading portfolio. These investments are generally of very high credit quality, very liquid and are actively traded. Otherwise, Eksportfinans’ general investment strategy is to “buy and hold”. The trading portfolio consists of debt and debt-related securities and the funding of these securities.
     In connection with Eksportfinans’ structured transactions, primarily on the funding side but also to some extent with respect to its investments and warrant issuances, it may also enter into options and hybrid transactions which reduce Eksportfinans’ exposure to the interest rate, currency or other market-related risks embedded in such transactions and which provide an opportunity to reduce Eksportfinans’ cost of funds, directly or indirectly. See notes 1(H) and 30 to the financial statements.
     As of December 31, 2006 and 2005, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options were NOK 266,423 million and NOK 237,966 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of Eksportfinans’ loans. See Item 4.B. “Business Overview — LOANS — Credit Support for Loans” and note 1(F) to the financial statements. To date, Eksportfinans has not experienced any losses as a result of any counterparty becoming insolvent or declared bankrupt. No significant adverse adjustments to settlements have taken place.
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

     Foreign currency exchange risk
     As of December 31, 2006, Eksportfinans’ exposure to currencies other than the Norwegian kroner reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

	Balance sheet			Amount of net
GROUP	assets and			position covered by
(NOK thousands)	(liabilities)	Derivatives	Net position (1)	108 Agreement items (2)

EUR	40,031,137	(40,014,282)	16,855	11,061
JPY	(34,994,174)	35,008,922	14,748	14,531
USD	(43,452,292)	43,456,716	4,424	(8,129)
CAD	(5,466,622)	5,468,038	1,416	1,237
SEK	(272,212)	272,608	396	—
DKK	(3,378,391)	3,378,734	343	183
Other currencies	(20,363,225)	20,362,339	(886)	1,373

Total	(67,895,779)	67,933,075	37,296	20,256

(1)	Net position includes amounts covered by the 108 Agreement. See note 19 to the financial statements.

(2)	For more information, see Item 4.B. “Business Overview — LOANS — Arrangement with the Norwegian Government”.
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
     The Board of Directors has approved this currency risk and strategy and at the present time Eksportfinans can have aggregate net positions in foreign currencies equivalent to NOK 180 million (USD 27.0 million). Eksportfinans did not exceed this amount in 2006.
     The fair value net income effect on Eksportfinans’ financial portfolios due to a hypothetical adverse change of 5% in foreign currency exchange rates as of December 31, 2006 is estimated to be NOK 24 million. This arises from NOK 3.3 million in the long term trading portfolio, NOK 1.6 million in the short term trading portfolio and NOK 19.1 million in the non-trading portfolio. These estimates include all spot effects as well as future margin effects. All principal amounts are fully hedged and will thus not be affected by currency movements. A 5% increase in NOK versus both USD and EUR simultaneously is a rare event. Since the end of 1989 there was never a 5% appreciation of NOK versus both EUR (including its predecessor currencies) and USD over any one month period. Since 1989 NOK has appreciated more than 5% versus both EUR (including its predecessor currencies) and USD in two non-consecutive quarters. Over every daily rolling one year period since 1989, NOK has appreciated more than 5% against both USD and EUR (including its predecessor currencies) simultaneously on only 17 non-consecutive occasions. Eksportfinans is able to adjust net foreign currency positions quickly if adverse fluctuations occur by buying or selling positions or derivatives such as currency swaps. The total exposure to currency exchange rates from a 10% adverse currency shock was estimated at approximately 36 million NOK at the end of 2006.
     Interest Rate Risk
     Our guidelines with respect to interest rate risk include limits on interest rate exposure for the market-based activities of Eksportfinans.
     The interest rate exposure is managed by a separate risk management function and reported regularly to the management board. The Board of Directors sets the permitted level of interest rate exposure.
     We measure our exposure to interest rate risk according to the basis point value method. This measurement quantifies the change in the fair value of assets and liabilities that would result from a one basis point change in interest rates or one basis point widening of interest rate spreads. Basis point value shows the change in value of the portfolio from a 0.0001 (i.e. 1/100 of 1%) change in the underlying interest yield curves.

     The table below displays the change in fair values resulting from an increase in interest rates of 1% (100 basis points) on December 31, 2006. The interest rate exposure takes into account that interest rate fixings occur on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points.
     The interest rate exposure relative to a one percentage point (100 basis points) increase is derived by multiplying the one basis point value by one hundred and hence does not account for possible convexity effects.

NOK thousands	1 month	3 months	1 year	5 years	Total
GROUP
Trading:
USD	(153)	429	(58)	(854)	(637)
EUR	(465)	1,014	305	(1,869)	(1,015)

Other than trading:
NOK	(12,963)	10,202	(8,406)	(10,172)	(21,339)
USD	(1,453)	3,209	(5,101)	34,639	31,295
EUR	1,677	(3,289)	(118)	(6,066)	(7,797)
Other currencies	(16)	(348)	1,795	834	2,264
     The table does not include the administrative interest rate risk and the interest rate risk related to non-interest earning assets. Administrative interest rate risk is defined as the risk inherent in non-maturing loans, where the Company maintains the right to change the interest rates on these items on a discretionary basis. Administrative interest rate risk arises when changes in market rates are not immediately reflected by changes in interest rate conditions on non-maturing assets. This is due to Eksportfinans’ discretionary fixing of interest rates on these assets. The Norwegian Government makes payments to Eksportfinans sufficient to offset any interest and foreign exchange losses for transactions covered by the 108 Agreement. Positions under the 108 Agreement are therefore not included in the above presentation of exposure.
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
     The potential change in fair value that would have resulted from a hypothetical 1 percentage point increase in interest rates as of December 31, 2006 is negative NOK 1.7 (negative NOK 1.5 million in 2005) in the trading portfolio and NOK plus 4.4 million in the non-trading portfolios (negative NOK 9.7 million in 2005). The total interest rate exposure decreased from NOK 8.2 million as of the end of 2005 to NOK 2.7 million as of the end of 2006.
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
Item 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     Under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date.

     On August 29, 2006, we filed an amendment to our Form 20-F for the year ended December 31, 2005 in order to make certain corrections to Note 34 to the consolidated financial statements included in that annual report relating to U.S. GAAP reconciliations and related conforming changes. In connection with that restatement, we re-evaluated our disclosure controls and procedures surrounding our U.S. GAAP reconciliations as of December 31, 2005, identifying two material weaknesses in our controls and procedures relating to our financial reporting, with respect to errors in accounting for hybrid transactions and certain issued and purchased securities transactions as described above. As a result of this re-evaluation process, we implemented certain remedial actions in our internal control over financial reporting prior to December 31, 2006, including (a) additional detailed reviews of the spreadsheets used to calculate the accounting entries for bifurcating embedded derivatives, (b) establishing additional procedures and controls designed to ensure the completeness and accuracy of processing the accounting entries for hybrid transactions, and (c) establishing additional procedures and controls designed to ensure that any future effects of changes in accounting principles that are deemed immaterial on transition are reviewed periodically.
Item 16. (Reserved)
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that it has an “audit committee financial expert“ serving on its audit committee. As of December 31, 2006, and the date hereof, Bodil Hollingsæter acted as the audit committee financial expert, and is and was independent as defined in Section 303A.02 of the New York Stock Exchange’s corporate governance standard.
Item 16B. CODE OF ETHICS
     Eksportfinans has a code of ethics that applies to Eksportfinans’ principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Eksportfinans has made its code of ethics publicly available on its internet website on www.eksportfinans.no.
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Fees paid to our principal accountant consist of the following for the years ended December 31:

(NOK thousands)	2006	2005

Audit fees	4,323	4,660
Audit-related fees (1)	388	423
Tax fees (2)	153	175

(1)	Fees related to transition to IFRS and preparations for compliance with Sarbanes-Oxley Section 404.

(2)	Fees related to preparation of tax-reporting.
     No fees were paid to our principal accountant other than those listed above.
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
Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     The Company did not repurchase any of its equity securities in 2006. Certain of its major shareholders transacted in its securities as described in Item 7.A.
PART III
Item 17. FINANCIAL STATEMENTS
     Not applicable.
Item 18. FINANCIAL STATEMENTS
     The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers AS, independent accountants, are incorporated by reference in this Item 18:

Item 19. EXHIBITS

1.1	Articles of Association (English translation) (incorporated by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 30, 2006)

2.1	Form of Indenture, dated as of February 1, 1996, between the Company and The Bank of New York (formerly United States Trust Company of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 2 to Form F-3 (No. 33-99538) filed with the SEC February 2, 1996)

4.1	Agreement Regarding Interest Equalization and Hedging for Eksportfinans’s Borrowing and Lending Commitments (the 108 Agreement) (English translation of Norwegian-language original)* (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 21, 2005)

7.1	Computation of ratio of earnings to fixed charges

8.1	Significant subsidiaries (incorporated herewith)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

*	Confidential treatment requested and the redacted material has been separately filed with the Commission.
     The total amount of long-term debt securities of the Company authorized under any instrument does not exceed 10% of the total assets of the Company. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of Eksportfinans ASA
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows present fairly, in all material respects, the consolidated financial position of Eksportfinans ASA at December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Norway. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Norway and the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
Accounting principles generally accepted in Norway vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.
/s/ PricewaterhouseCoopers AS
Oslo, Norway
March 28, 2007

STATEMENT OF INCOME

	For the year ended December 31,
	(NOK thousands, except per share data)
	2006	2005	2004
Interest and related income
Interest and related income on loans and receivables due from credit institutions	345,441	294,881	73,828
Interest and related income on loans and receivables due from customers	3,023,350	1,894,459	1,507,144
Interest and related income on securities	1,967,027	1,091,571	936,666
Other interest and related income	20,409	4,306	7,620

Total	5,356,227	3,285,217	2,525,258

Interest and related expenses
Interest and related expenses on commercial paper and bond debt	(4,711,221)	(2,804,095)	(2,068,660)

Interest and related expenses on subordinated debt	(65,426)	(33,647)	(13,414)
Interest and related expenses on capital contribution securities	(37,966)	(28,487)	(17,741)
Other interest and related expenses	(57,524)	(63,317)	(23,048)

Total	(4,872,137)	(2,929,546)	(2,122,863)

NET INTEREST INCOME	484,090	355,671	402,395

Income (losses) on investment in jointly controlled activity	57	(297)	(149)

Income (expenses):
Commissions earned and income related to banking services	6,096	6,559	5,655
Commissions paid and expenses related to banking services	(7,283)	(5,235)	(5,353)

Total	(1,187)	1,324	302

Gains (losses):
Net gains (losses) on securities	19,949	8,994	49,747
Net gains (losses) on foreign currencies	2,617	2,337	(7,671)

Total	22,566	11,331	42,076

Other Income (expenses):
Other operating income	5,543	1,792	4,385
Salaries and other administrative expenses	(148,713)	(148,427)	(120,434)
Depreciation	(16,161)	(14,157)	(12,890)
Other operating expenses	(12,871)	(25,589)	(12,471)
Realized loan losses	—	—	—

Total	(172,202)	(186,381)	(141,410)

INCOME BEFORE TAXES	333,324	181,648	303,214

Income taxes	(90,751)	(53,431)	(84,440)

NET INCOME	242,573	128,217	218,774

PER SHARE DATA:
Net income	1.598	0.845	1.442
Dividends	1.439	0.760	1.297
The accompanying notes are an integral part of these consolidated financial statements.

BALANCE SHEET

		(NOK thousands)
	2006	2005
ASSETS
Cash	5	5

Loans and receivables due from credit institutions	9,408,682	9,851,138

Loans and receivables due from customers	90,313,727	73,607,496

Securities issued by governments and municipalities	819,711	479,756
Securities issued by others	62,583,659	49,350,153

Total securities	63,403,370	49,829,909

Shares	204	147

Intangible assets	25,078	21,864

Fixed assets	124,458	126,743

Other assets	848,842	1,829,179

Accrued interest receivable	1,043,157	651,210
Prepaid pension cost	15,444	17,174

Total prepayments and accrued revenues	1,058,601	668,384

TOTAL ASSETS	165,182,967	135,934,865

LIABILITIES
Deposits by credit institutions	46,913	159,064

Commercial paper debt	6,041,985	2,499,499
Bond debt	155,614,925	130,927,288
Re-acquired debt	(4,309,935)	(3,088,030)

Total borrowings through the issue of securities	157,346,975	130,338,757

Other liabilities	2,479,719	846,165

Accrued interest and other expenses	821,850	546,613

Pension liabilities	3,869	735
Other accrued liabilities	1,227	4,734
Deferred taxes	15,623	20,540

Accrued expenses and provisions	20,719	26,009

Subordinated debt	1,255,461	862,305

Capital contribution securities	609,925	578,806

TOTAL LIABILITIES	162,581,562	133,357,719

SHAREHOLDERS’ EQUITY
Share capital	1,593,532	1,593,532
Share premium reserve	162,462	162,462
Other equity	845,411	821,152

TOTAL SHAREHOLDERS’ EQUITY	2,601,405	2,577,146

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	165,182,967	135,934,865

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENTS OF CASH FLOW

	For the year ended December 31,
	(NOK thousands)
Cash flows from operating activities	2006	2005	2004
Net income	242,573	128,217	218,774

Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized losses (reversal of unrealized gains) on Securities	(1,142)	(12,034)	(25,970)
Depreciation	16,162	14,157	12,890
Income on investment in joint venture	(57)	297	149
Changes in operating assets and liabilities, excluding effects of acquisition:
Accrued interest receivable	(406,758)	(284,323)	(34,022)
Other receivables	(683,606)	(11,064)	(9,171)
Accrued liabilities	662,560	(398,085)	649,269
Other	(6,962)	9,714	7,575

Net cash provided by operating activities	(177,230)	(553,121)	819,494

CASH FLOWS FROM INVESTING ACTIVITIES:

Disbursements on loans	(35,876,923)	(22,449,297)	(25,268,664)
Principal collected on loans	17,728,920	10,175,651	14,981,544
(Increase)/decrease in financial investments	(17,217,365)	(9,418,762)	(333,525)
Purchases of fixed assets	(17,930)	(18,838)	(7,983)
Proceeds from sales of fixed assets	795	220	309

Net cash used in investing activities	(35,382,503)	(21,711,026)	(10,628,319)

CASH FLOWS FROM FINANCING ACTIVITIES:

Increase/(decrease) in deposits by credit institutions	(100,082)	159,064
Increase/(decrease) in commercial paper debt	3,732,144	(2,655,460)	(9,569,524)
Proceeds from issuance of bond debt	56,530,315	45,086,676	33,615,470
Principal payments on bond debt	(25,845,224)	(19,733,739)	(13,792,895)
Change in subordinated debt and preferred capital securities/capital contribution securities	468,602	(3,794)
Dividends paid	(115,341)	(196,839)	(200,937)

Net cash provided by financing activities	34,670,414	22,655,908	10,052,114

Effect of exchange rate changes on cash and cash equivalents	(20,224)	12,296	(8,604)

Net increase/(decrease) in cash and cash equivalents	(909,543)	404,057	234,685

Cash and cash equivalents at beginning of year	1,101,066	697,009	462,324

Cash and cash equivalents at end of year	191,523	1,101,066	697,009

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
Generally accepted accounting principles in Norway vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States of America would have affected shareholders’ equity as of December 31, 2006 and 2005 and net income as of and for the years ended December 31, 2006, 2005 and 2004 to the extent summarized in note 34 to the financial statements.
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The Company adopted a new accounting regulation for loans on January 1, 2006. The regulation requires loans to be measured at amortized cost using the effective interest method. Commission fees in excess of cost attributable to the origination of the loan are required to be amortized over the life of the loans. There are further changes in the requirements to assess whether loans are impaired. The new regulation had no material effect on the consolidated financial statements at December 31, 2006 or respective comparative data and has not resulted in any impairment charges being made on any loans.

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
(E) 108 Agreement (government-supported loans)
Part of the Company’s activity is covered by an agreement with the Norwegian Government on the basis of Parliamentary Bill No. 108 (1977-78) (the 108 Agreement). The 108 Agreement was established to allow exporters of capital goods to be offered financing on terms that are in accordance with the OECD regulations. Interest income and interest expenses are stated in the accounts at the rates agreed under the 108 Agreement. The arrangement for covering the exchange rate risk and the interest rate differential established on the basis of the 108 Agreement requires the debiting or crediting of settlement accounts continuously throughout the year for realized payment differences related to lending and borrowing. Full coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the 108 Agreement. For more details see note 19.
(F) Loans
The Company reports loans that it has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, at their outstanding principal adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans.
(G) Revenue recognition
Interest and related income is recognized in the income statement as it accrues. For further disclosure of commissions, premiums and discounts see note 1(R).
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

Deferral (hedge) accounting, as described below, is applied if certain hedging criteria are met. Deferral (hedge) accounting is applied only if the derivative is expected to be highly effective at offsetting the hedged risk and is designated at inception as a hedge with respect to the hedged item.
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
(L) Fixed assets
Equipment is stated at cost less accumulated depreciation. The Company’s land and office building were revalued in 1987. The revalued amount, net of deferred taxes, was credited to shareholders’ equity. Depreciation of the building since the revaluation in 1987 has been based upon the revalued amount. The Company computes depreciation on a straight-line basis as follows:

Annual percentage

Art and land	0
Building, installations and fixtures	1.5, and 10
Cars	15
Furniture	20
Office equipment (incl. hardware)	14.3, 25 and 33
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
(N) Net income per share
Net income per share is based on shares outstanding at year-end. There are no potentially dilutive instruments.
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
(R) Treatment of commissions, premiums and discounts on funding and loans
Net non-recurring borrowing costs (premiums/discounts or commissions) are amortized on a straight-line basis over the period of the borrowing. These amounts are booked to the income statement in the line “Interest and related expenses on commercial paper and bond debt”.
Lending commissions net of costs are recognized using the effective interest method over the period of the loan to the income statement in the line “Interest and related income on loans and receivables due from customers”.
Commitment fees are deferred until the loan is disbursed. The fee (net of costs) is then amortized over the life of the underlying loan. These amounts are booked to the income statement in the line “Interest and related income and loans and receivables due from customers”.
(S) Guarantees issued
Fees are recognized using the effective interest method over the period of the guarantee. The income effect of guarantees issued is included in the line item “Commissions earned and income related to banking services” in the income statement. The Company performs a review of each individual guarantee on a regular basis to determine whether any evidence of impairment exists.
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
The maximum exposure relating to any one counterparty (on and off-balance sheet credit risk) was approximately NOK 3,800 million and NOK 4,590 million as of December 31, 2006 and December 31, 2005, respectively.
Interest rate and foreign exchange risk
The interest rate and foreign exchange risk is the risk of incurring a loss because of changes in interest rates and foreign exchange rates, respectively.
The risk of changes in foreign exchange rates is reduced mainly by maintaining offsetting balances between payables and receivables in each currency and partly through the use of financial derivatives. See notes 1(I) and 30.

3. COMMISSIONS AND INCOME RELATED TO BANKING SERVICES
The statement of income line item “Commissions and income related to banking services” consists of the following for the years ended December 31:

(NOK thousands)	2006	2005	2004

Guarantee commissions	6,096	6,559	5,655

Total	6,096	6,559	5,655

4. COMMISSIONS PAID AND EXPENSES RELATED TO BANKING SERVICES
The statement of income line item “Commissions paid and expenses related to banking services” consists of the following for the years ended December 31:

(NOK thousands)	2006	2005	2004

Guarantee commissions	(130)	(142)	0
Fees in connection with banking services	(7,153)	(5,093)	(5,353)

Total	(7,283)	(5,235)	(5,353)

5. NET GAINS/(LOSSES) ON SECURITIES AND FOREIGN CURRENCIES
The valuation principles for securities and foreign currency positions are described in note 1. The following gains and losses have been recorded in the statements of income for the years ended December 31:

Securities:
(NOK thousands)	2006	2005	2004

Unrealized gains/(losses)	1,142	(12,033)	25,587
Realized gains/(losses)	18,807	21,027	24,160

Net gains/(losses)	19,949	8,994	49,747

Foreign currency:
(NOK thousands)	2006	2005	2004

Unrealized gains/(losses)	32,288	2,009	(7,628)
Realized gains/(losses)	(29,671)	328	(43)

Net gains/(losses)	2,617	2,337	(7,671)

6. OTHER OPERATING INCOME
The statement of income item line “Other operating income” consists of the following for the years ended December 31:

(NOK thousands)	2006	2005	2004

Rental income	5,163	1,726	4221
Other income	380	66	164

Total	5,543	1,792	4,385

7. SALARIES AND OTHER ADMINISTRATIVE EXPENSES
The statement of income line item “Salaries and other administrative expenses” consists of the following for the years ended December 31:

(NOK thousands)	2006	2005	2004

Salaries, pension expenses and social security costs	101,524	92,537	88,119
Administrative expenses	47,189	55,890	32,315

Total	148,713	148,427	120,434

In 1999, Eksportfinans introduced an incentive scheme that includes all employees. The total amount to be distributed is based on a formula relating to achieved return on equity compared to the risk free rate of interest. The amounts are distributed partly in relation to salaries and partly on a discretionary basis.
8. REMUNERATION
Remuneration consists of the following for the years ended December 31:

(NOK thousands)	2006	2005	2004

Salaries and other remuneration to employees	64,796	60,734	61,406

Remuneration to Board of Directors	1,200	1,145	1,125
Remuneration to Board of Representatives	263	338	349
Remuneration to Control Committee	270	321	485
Remuneration to Audit Committee	120	82	—

President (1):	3,224	2,983	2,729

Salary	1,657	1,564	1,509
Incentive agreement	500	400	225
Pension costs	887	865	839
Other taxable benefits	180	154	156

Audit fees:

Audit fees	4,323	4,660	3,250
Tax fees	153	175	93
Audit-related fees	388	423	458

(1)	The President has a severance package covering salary and other remuneration for 18 months in the event that his employment is terminated by the Company. As of December 31, 2006 the President has a mortgage loan from the Company of NOK 1.2 million. The loan has the same terms as other loans to employees. The interest rate is 3.55 % for NOK 1.1 million and 3.5 % for NOK 01 million. The loan matures upon retirement.

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
The components of net pension expense are as follows for the years ended December 31:

(NOK thousands)	2006	2005	2004

Present value of accrued pension rights	14,947	10,967	8,364
Interest cost on projected benefit obligation	7,407	7,300	6,580
Return on plan assets	(7,629)	(8,477)	(8,452)
Payroll tax of CPA	109	67	—
Amortization of changes in actuarial estimates and differences in actual and expected return on plan assets	1,994	1,325	862

Net pension expenses	16,828	11,182	7,354

A summary of the funded status of the plans, calculated in accordance with Statement of Financial Accounting Standard No.87, Employers’ Accounting for Pensions, is as follows for the years ended December 31:

(NOK thousands)	2006	2005

Benefit obligation at beginning of year	(165,973)	(142,370)
Change in pension plan:
Initial obligation of CPA	—	(3,714)
Present value of accrued pension rights	(14,498)	(10,519)
Interest cost	(7,407)	(7,300)
Payroll tax of CPA	(109)	(67)
Actuarial gain/(loss)	(8,259)	(2,094)
Benefits paid	1,296	91

Projected benefit obligation at end of year	(194,950)	(165,973)

Fair value of plan assets at beginning of year	138,508	140,357
Actual return on plan assets	7,629	8,476
Employer contribution	11,514	3,524
Actuarial gain/(loss)	(1,267)	(13,758)
Benefits paid	(1,296)	(91)

Plan assets at fair market value at end of year	155,088	138,508

Excess of projected benefit obligation over plan assets (primarily equities and bonds)	(39,862)	(27,465)

Change in estimates and difference between expected and actual return	48,372	40,440
Change in pension plan	992	1,394
Unrecognized net transition assets	2,073	2,070

In the Balance Sheets:
Prepaid pension cost, net	11,575	16,439

Prepaid pension cost	15,444	17,174
Pension liabilities	3,869	735

The calculations are based on the following assumptions for the years ended December 31:

(percent)	2006	2005	2004

Discount rate	4.4	4.5	5.0
Wage increase rate	4.5	3.5	3.5
Pension increase rate	2.0	2.5	2.5
Expected return on plan assets	5.5	5.5	6.0
Plan Assets
The Company’s pension plan asset allocation at December 31, 2006 and 2005, target allocation for 2006, and expected long-term rate of return by asset category are as follows:

		Percentage of Plan		Weighted
		Assets		Average Expected Long
	Target Allocation	at 31 December		Term Rate of Return
Asset Category	2006	2006	2005	2006
Equity Securities	10-25%	22%	22%	9%

Debt Securities	50-70%	60%	64%	5%

Real Estate	10-15%	13%	11%	7%

Other	3-10%	5%	3%	2%

TOTAL		100%	100%	6%
The maturities of debt securities at December 31, 2006, have a weighted-average maturity of 3.6 years.

Employer Contributions	Pension Benefits(NOK thousands)
2004	7,426
2005	3,525
2006	11,963
2007 (expected)	11,960
It is estimated that our employer contribution in 2007 will be NOK 11.96 million.
Benefit Payments

(NOK thousands)	Pension Benefits

Benefit Payments
2004	763
2005	782
2006	1,377
Expected Benefit Payments
2007	1,743
2008	2,732
2009	2,766
2010	3,285
2011	3,860

10. FIXED ASSETS
The Company owns approximately 68% of the space in an office building in Oslo, Norway, in which its offices have been located since 1980. The Company utilizes approximately 60% of the building space it owns, and leases the remainder of its space to unrelated parties.
The components of fixed assets are as follows for the periods presented:
Fixed assets

(NOK thousands)	Equipment	Buildings and land	Total

Cost:
December 31, 2004	77,858	108,686	186,544
Previous revaluation	—	56,886	56,886
Additions during the year	12,111	36	12,147
Disposals during the year	(169)	—	(169)

December 31, 2005	89,800	165,608	255,408

Accumulated depreciation:
December 31, 2004	(68,670)	(53,413)	(122,083)
Current year depreciation	(4,202)	(2,380)	(6,582)
December 31, 2005	(72,873)	(55,792)	(128,665)

Net book value at December 31, 2005	16,927	109,816	126,743

Cost:
December 31, 2005	89,800	108,722	198,522
Previous revaluation	—	56,886	56,886
Fixtures reclassified	(21,237)	21,237	—
Additions during the year	4,538	651	5,189
Disposals during the year	(44,925)	—	(44,925)

December 31, 2006	28,176	187,496	215,672

Accumulated depreciation:
December 31, 2005	(72,873)	(55,792)	(128,665)
Fixtures reclassified	13,023	(13,023)	—
Current year depreciation	(3,264)	(3,372)	(6,636)
Depreciation on disposals during the year	44,087	—	44,087
December 31, 2006	(19,027)	(72,187)	(91,214)

Net book value at December 31, 2006	9,149	115,309	124,458

Intangible assets
(NOK thousands)	Intangible assets
Cost:
December 31, 2004	47,581
Additions during the year	6,640

December 31, 2005	54,221

Accumulated depreciation:
December 31, 2004	(24,783)
Current year depreciation	(7,575)
December 31, 2005	(32,358)

Net book value at December 31, 2005	21,863

Cost:
December 31, 2005	54,221
Additions during the year	12,741
Disposals during the year	(3,265)

December 31, 2006	63,697

Accumulated depreciation:
December 31, 2005	(32,358)
Current year depreciation	(9,526)
Depreciation on disposals during the year	3,265
December 31, 2006	(38,619)

Net book value at December 31, 2006	25,078

Fixed assets and intangible assets are depreciated on a straight-line basis. See description in note 1.
11. OTHER OPERATING EXPENSES
The statements of income line item “Other expenses” consist of the following for the years ended December 31:

(NOK thousands)	2006	2005	2004

Building maintenance	5,311	5,216	4,515
Other expenses (*)	7,560	20,373	7,956

Total	12,871	25,589	12,471

(*) Restructuring provisions amounts to NOK 1.1 million as of December 31, 2006 and NOK 13.5 million as of December 31, 2005. See note 42.

12. NON-PERFORMING LOANS
The Company has to date experienced no loan losses and has collected the full principal amount and interest due on all loans extended by it either from the original borrowers or through the related guarantees, credit insurance or other credit support for such loans. Accordingly, the Company does not place these non-performing loans on non-accrual status.
The table below sets forth the Company’s non-performing loans of more than 90 days for each of the last five years:

	As of December 31,
(NOK thousands)	2006	2005	2004	2003	2002

Interest and instalments more than 90 days past due (1)	392	7,611	6,661	2,986	4,353
Not matured principal on loans with payments more than 90 days past due (2)	3,228	24,681	123,945	50,227	54,828

Total	3,620	32,292	130,606	53,213	59,181

(1) Past due expected to be collected from guarantor (*)	392	2,953	5,415	2,607	4,353
Past due expected to be collected from the borrower	0	4,658	1,246	379	0
(*) All loans expected to be collected from guarantor are to foreign counterparties. The amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. See Note 1 (H).
(2)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.
The accounting and loan security principles are described in note 1.
13. TAXES
The following is a reconciliation of the difference between income before taxes and taxable income for the years ended December 31:

(NOK thousands)	2006	2005	2004

Income before taxes	333,324	181,648	303,214
Permanent differences	4,454	4,788	2,934
Change in temporary differences	16,300	19,570	(20,990)

Taxable income	354,078	206,006	285,158

Current taxes (28% of taxable income)	99,140	57,682	79,844
Withholding taxes paid		—	—
Change in last year’s tax provision	(3,472)	1,229	(1,281)
Change in deferred taxes	(4,917)	(5,480)	5,877

Total income taxes reported in statements of income	90,751	53,431	84,440

The statutory tax rate for Norwegian limited companies is 28%. The effective income tax rate was 27.2%, 29.4% and 27.8% for the years ended December 31, 2006, 2005 and 2004, respectively. The effective income tax rate is calculated as income tax divided by income before taxes. The difference between the statutory and effective tax rates for the periods presented is primarily attributable to different tax rates being applied on certain transactions in foreign tax jurisdictions.
Deferred income taxes are calculated on the basis of temporary differences that exist between accounting and tax values at the balance sheet date. A specification of these temporary differences is presented below along with calculations of the deferred income taxes at year-end:

	December 31,
(NOK thousands)	2006	2005

Revaluation of fixed assets	42,218	43,038
Unrealized gains on investments	21,994	20,812
Excess book value over tax depreciation	(14,217)	1,606
Employee retirement plan	5,801	6,634

Net tax-increasing temporary differences	55,796	72,090

Deferred income tax liability at 28%	15,623	20,540

The Company’s increasing and reducing temporary differences, which are reversed, or can be reversed, in the same period, have been offset against each other.
14. LOANS AND RECEIVABLES DUE FROM CREDIT INSTITUTIONS
The balance sheet line item “Loans and receivables due from credit institutions” consists of the following:

	December 31,
(NOK thousands)	2006	2005

Bank deposits	663,877	2,073,138
Other loans (also included in note 15)	8,744,805	7,778,000

Total	9,408,682	9,851,138

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
Total loans

	December 31,
(NOK thousands)	2006	2005

Loans due from credit institutions	8,744,805	7,778,001
Loans due from customers	90,313,727	73,607,496

Total	99,058,532	81,385,497

Loans by commercial and government-supported loans

	December 31,
(NOK thousands)	2006	2005

Commercial loans	91,085,403	77,385,724
Government-supported loans	7,973,129	3,999,773

Total	99,058,532	81,385,497

Loans by category

	December 31,
(NOK thousands)	2006	2005

Capital goods	8,457,450	5,526,945
Ships	8,570,401	7,206,154
Export-related and international activities (1)	24,882,239	16,886,736
G-24 (2)	0	16,922
Loans to Norwegian municipalities	57,081,952	51,676,294
Loans to employees	66,490	72,446

Total	99,058,532	81,385,497

(1) “Export-related and international activities” consists of loans to the categories of borrowers disclosed in the table below:

	December 31,
(NOK thousands)	2006	2005

Oil and gas	1,832	644
Pulp and paper	4,119	3,993
Engineering and construction	28	53
Aluminium, chemicals and minerals	273	401
Aviation and shipping	436	25
Hydro electric power	172	175
Real estate management	4,414	4,035
Consumer goods	3,393	4,577
Banking and financing	6,003	2,861
IT and telecommunication	4,119	0
Other categories	93	123

Total	24,882	16,887

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
Loans classified by type of credit exposure

	December 31,
(NOK thousands and per cent)	2006		2005
Government guarantees	5,851,421	5.91%	6,052,406	7.44%
Loans to and guarantees from Norwegian authorities	54,362,245	54.88%	51,676,294	63.50%

Public sector borrowers/guarantors	60,213,666	60.79%	57,728,700	70.93%

Norwegian bank guarantees	24,367,993	24.60%	14,230,970	17.49%
Foreign bank guarantees	14,406,609	14.54%	9,350,112	11.49%
Mortgages (employee loans)	66,490	0.07%	72,446	0.09%
Corporate guarantees	3,488	0.00%	2,744	0.00%
Collateral	286	0.00%	525	0.00%

Total	99,058,532	100%	81,385,497	100%

As of December 31, 2006:
Guarantees issued by the Norwegian Government and its agencies supported 5.9% of total loans, and no loan to a single customer guaranteed by the Norwegian Government or its agencies exceeded 0.7% of total loans. Guarantees issued by the two Norwegian banks, which own approximately 63.2% of the Company’s share capital as of December 31, 2006, supported 18.5% of total loans. Guarantees issued by DnB NOR ASA supported 15.7% of total loans, and no loan to a single customer guaranteed by DnB NOR ASA exceeded 1.6% of total loans. Guarantees issued by Nordea Bank Norge ASA supported 2.7% of total loans, and no loan to a single customer guaranteed by Nordea Bank Norge ASA exceeded 1.4% of total loans.
Geographic distribution by Borrower’s country

	December 31,
(NOK thousands)	2006	2005

Norway	86,774,801	69,204,140

Other countries:
Industrialized	6,603,089	8,279,131
Developing	5,680,642	3,902,226

Total	99,058,532	81,385,497

     Loans by currency

	December 31,
	2006		2005
(Amounts in thousands)	Currency	NOK	Currency	NOK

NOK	68,218,432	68,218,432	59,798,843	59,798,843
USD	3,085,433	19,299,690	1,630,235	11,034,571
EURO	1,271,640	10,475,774	656,859	5,245,021
SEK	1,025,000	933,980	1,091,365	928,206
CAD	11,649	62,802	12,292	71,513
CHF	8,511	43,633	9,930	50,985
JPY	273,713	14,369	347,254	19,963
DKK	8,917	9,852	3,958,138	4,236,395

Total		99,058,532		81,385,497

Loans maturing in each of the five years subsequent to December 31, 2006 and thereafter are as follows (NOK millions):

2007	6,617.8
2008	6,005.8
2009	8,959.4
2010	9,642.3
2011	10,258.6
Thereafter	57,574.6

Total	99,058.5

16. SECURITIES

	December 31,
(NOK thousands)	2006			2005
	Book value	Fair value	Acquisition cost	Book value	Fair value	Acquisition cost

Trading securities	25,110,013	25,110,013	27,357,362	16,759,913	16,759,913	18,037,824
Securities available for sale	38,008,850	38,050,759	38,023,608	32,781,159	33,017,179	32,793,532
Securities held to maturity	284,507	351,697	284,509	288,837	380,613	288,888

Total	63,403,370	63,512,469	65,665,479	49,829,909	50,157,705	51,120,244

The valuation principles are described in note 1.

	December 31,
(NOK thousands)	2006			2005
		Securities			Securities
	Trading	available for	Securities held	Trading	available for	Securities held
Book value	portfolio	sale	to maturity	portfolio	sale	to maturity

NOK	0	8,812,317	74,998	0	6,507,158	74,950
USD	3,082,090	5,608,874	112,592	2,463,846	5,601,449	121,836
EUR	22,027,923	22,217,224	0	14,296,067	19,022,768	0
Other	0	1,370,435	96,917	0	1,649,784	92,051

Total	25,110,013	38,008,850	284,507	16,759,913	32,781,159	288,837

Listed securities	25,042,940	34,062,113	171,915	16,654,730	31,005,805	167,001

The specific risk categories of the securities portfolio, using capital adequacy regulations, is as follows:

	December 31,
(NOK thousands)	2006	2005

Counterparty risk category:
Government (0% risk weight)	522,152	549,081
Financial institutions and other companies (20% risk weight)	62,881,218	49,280,828

Total	63,403,370	49,829,909

Securities classified as available for sale consist of the following:

	December 31,
	2006				2005
		Gross un-	Gross un-			Gross un-	Gross un-
	Carrying	realized	realized	Fair	Carrying	realized	realized	Fair
(NOK millions)	amount	gains	losses	value	amount	gains	losses	value

Government (0% risk weight)	238	3	1	240	260	6	0	266
Financial institutions and other 20% weighted companies	37,771	69	29	37,811	32,521	244	14	32,751

Total	38,009	72	30	38,051	32,781	250	14	33,017

During 2006 the Company sold NOK 13,236 million (nominal value) of bonds classified as available for sale. Gross realized gains and losses on these sales amounted to NOK 20.7 million and NOK 1.8 million, respectively. During 2005 the Company sold NOK 12,225 million (nominal value) of securities classified as available for sale. Gross gains and losses on these sales amounted to NOK 6.5 million and NOK 0.2 million, respectively. We use the first in first out method to determine the cost of securities sold.
Securities classified as available for sale have the following remaining maturity :

(NOK millions)	December 31, 2006
	Carrying
	amount	Fair value

Within 1 year	5,148	5,147
After 1 year through 5 years	28,328	28,375
After 5 years through 10 years	4,533	4,529

Total	38,009	38,051

Securities classified as held to maturity consist of the following:

	December 31,
	2006				2005
		Gross un-	Gross un-			Gross un-	Gross un-
	Carrying	realized	realized	Fair	Carrying	realized	realized	Fair
(NOK millions)	amount	gains	losses	value	amount	gains	losses	value

Government securities	285	67	0	352	289	92	0	381

Total	285	67	0	352	289	92	0	381

Securities classified as held to maturity have the following remaining maturity :

	December 31, 2006
	Carrying
(NOK millions)	amount	Fair value

Within 1 year	75	75
After 1 year through 5 years	97	119
After 5 years through 10 years	113	158
After 10 years	0	0

Total	285	352

Movements in securities classified as held to maturity are as follows:

	December 31,
(NOK thousands)	2006	2005

Opening balance	288,837	302,567
Net additions/(disposals)(*)	(4,378)	(13,742)
Premiums/discounts	48	12

Closing balance	284,507	288,837

(*)There have been no disposals from this portfolio. The amount is due to matured securities.
At December 31, 2006 the carrying amount of securities classified as held to maturity of
NOK 284,509 thousand was NOK 2 thousand lower (due to discounts) than the nominal value NOK 284,507 thousand.
The average annualized return on investments in securities was 3.55% in 2006. The calculation has been made by viewing total income in proportion to average volume for the year. There are no material interest rate differences for the various categories.
17. SHARES
Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS has an investemnt in the company KommuneKonsult AS. This investment represents an ownership of 11.5 percent at 31 December 2006 and is booked in the financial statements of Kommunekreditt using the cost method. The ownership percentage was reduced from 50 percent during 2006 due to a subscription of new shares in 2006 which Kommunekreditt did not participate.. The share of net income shown below which is included in the carrying value of the investment, represents the share of earnings prior to the change from equity to cost accounting.
KommuneKonsult AS, Beddingen 8, Trondheim

(NOK thousands)

KommuneKonsult AS share capital (NOK)	1,300,050
Kommunekreditt Norge AS number of shares	8,667
Ownership percentage	11.54%
Voting percentage	11.54%

(NOK thousands)

Balance sheet value at December 31, 2005	147
+ share of net income	57

Balance sheet value at December 31, 2006	204

Acquisition cost (May 14, 2002)	1,013
Share of equity at the time of aquisition	1,013
18. INVESTMENTS IN GROUP COMPANIES
Kommunekreditt Norge AS, Beddingen 8, Trondheim

Company share (NOK)	Number of shares	Ownership percentage

500,000,000	5,000,000	100

(NOK thousands)

Share of equity at the time of aquisition	111,323
+ Goodwill	6,680

Aquisition cost	118,003

Value of investment in the account of Eksportfinans

(NOK thousands)

Balance sheet value at December 31, 2005	552,351
+ Share of net income	50,120
+ Paid up Share capital	100,000

Balance sheet value at December 31, 2006	702,471

eFunding AS, Oslo
The company was founded November 14, 2006

Company share (NOK thousands)	Number of shares	Ownership percentage

100,000	100,000	100

Balance sheet value at December 31, 2006	100

19. OTHER ASSETS
The balance sheet line item “Other assets” consists of the following:

	December 31,
(NOK thousands)	2006	2005

Exchange rate adjustments of derivatives (see note 1)	0	1,667,949
Settlement account 108, 2004		31,191
Settlement account 108, 2005	25,724	25,724
Settlement account 108, 2006	38,153
Differences for the 108 settlement account	30,275	27,450
Cash collateral	698,921	56,933
Other	55,769	19,932

Total	848,842	1,829,179

The arrangement for covering the exchange rate risk and interest rate differential established on the basis of the 108 Agreement entails that settlement accounts are debited or credited continuously throughout the year for realized payment differences related to lending and borrowing. The balances for the 108 settlement account as of December 31, 2006 and 2005 amounted to NOK 38.2 million and NOK 25.7 million, which are due for payment in 2008 and 2007, respectively.
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
The arrangement also establishes reference rates (interest and foreign exchange) with respect to the Company’s bank deposits in foreign currencies. Monetary effects of differences between the reference rates and the actual rates are recorded in a Settlement Account maintained by the Company. Any annual deficit in the Settlement Account at year-end in excess of the amount to be covered by the Company is contributed by the Government. A surplus balance in the Settlement Account at year-end is distributed between the Government and the Company on the same basis as our respective contributions in the years that the Settlement Account showed a deficit.
20. COMMERCIAL PAPER DEBT
Short-term debt consists of commercial paper issued in the United States and European markets. The following is a summary of amounts outstanding:

(NOK Millions)	2006	2005

Carrying amount	6,042	2,500
Latest maturity dates	January 16, 2007	January 18, 2006
The average annualized interest rate for commercial paper debt in 2006 was 4.98%. The calculation has been made by dividing total interest expense by average volume for the year.

21. BOND DEBT
The following is a summary of bond senior debt outstanding at December 31, 2006 and 2005. The issues are grouped by interest rate level and possible interest rate structure with the maturity range specified. Please note that debt in the Economic and Monetary Union currencies is grouped under Euro (“EUR”). Footnotes are utilized to explain special structures.

	December 31,
		2006	2006	2005
		Local currency	NOK	NOK
Face amount		in thousands	thousands	thousands

Norwegian Krone (“NOK”) debt:
Fixed rate issues due 2007 — 2014	NOK	4,765,000	4,765,000	3,195,000
Floating rate issues due 2008	NOK	250,000	250,000	250,000
Structured issues due 2007 — 2014 (1)	NOK	801,297	801,297	1,408,751

Foreign currency debt:

Australian Dollar (“AUD”) debt:
Fixed rate issues due 2007 — 2008	AUD	428,000	2,112,436	1,466,747
Structured issues due 2007 — 2009 (1)	AUD	432,000	2,132,180	0
Brazilian Real (“BRL”) debt:
Structured issues due 2008 (1)	BRL	201,035	588,992	153,325
Canadian Dollar (“CAD”) debt:
Fixed rate issues due 2007 — 2030	CAD	1,041,800	5,616,344	6,061,088
Swiss Franc (“CHF”) debt:
Fixed rate issues due 2009 — 2013	CHF	950,000	4,870,270	7,445,315
Czech Koruna (“CZK”) debt:
Structured issues due 2010 (1)	CZK	500,000	149,865	137,670
Danish Krone (“DKK”) debt:
Structured issues due 2007 — 2016 (1)	DKK	3,153,179	3,483,947	1,800,672
Euro (“EUR”) debt:
Fixed rate issues due 2008 — 2017	EUR	1,090,101	8,980,254	8,840,769
Structured issues due 2007 — 2026 (1)	EUR	726,751	5,986,975	2,991,109
Pound Sterling (“GBP”) debt:
Fixed rate issues due 2009-2010	GBP	102,013	1,251,495	2,353,895
Structured issues due 2007 (1)	GBP	50,000	613,400	0
Hong Kong Dollar (“HKD”) debt:
Fixed rate issues due 2007 — 2019	HKD	3,159,482	2,541,488	2,526,457
Structured issues due 2016 (1)	HKD	268,369	215,876	224,669
Forint (“HUF”) debt:
Fixed rate issues due 2007	HUF	7,200,000	235,584	227,354
Indonesian Rupi (“IDR”) debt:
Structured issues due 2007 (1)	IDR	87,200,000	60,647	0
Iceland Krona (“ISK”) debt:
Fixed rate issues due 2007 — 2008	ISK	11,000,000	973,500	963,900
Structured issues due 2010 (1)	ISK	667,000	59,030	71,436
Yen (“JPY”) debt:
Fixed rate issues due 2007 — 2013	JPY	104,000,000	5,459,481	4,593,211
Structured issues due 2006 — 2036 (1)	JPY	569,981,726	29,921,190	26,562,709
Floating rate issues due 2007 — 2009	JPY	750,000	39,371	0
Mexican Peso (“MXN”) debt:
Fixed rate issues due 2007 — 2010	MXN	659,300	380,021	253,720
New Zealand Dollar (“NZD”) debt:
Fixed rate issues due 2007 — 2009	NZD	617,500	2,716,691	2,723,300
Romanian Leu (“RON”) debt:
Fixed rate issues due 2009	RON	176,000	428,525	0
Russian Ruble (“RUB”) debt:
Fixed rate issues due 2011	RUB	1,500,000	356,310	0
Swedish Krona (“SEK”) debt:
Fixed rate issues due 2007 — 2011	SEK	1,000,000	911,200	425,250
Structured issues due 2008 — 2009 (1)	SEK	399,175	363,728	103,059
Singapore Dollar (“SGD”) debt:
Fixed rate issues due 2007	SGD	85,000	346,613	345,797
Structured issues due 2007 (1)	SGD	6,000	24,467	0
New Turkish Lira (“TRY”) debt:
Fixed rate issues due 2007 - 2008	TRY	150,000	662,925	1,011,003
Taiwan Dollar (“TWD”) debt:
Structured issues due 2008 (1)	TWD	476,600	91,531	0
US Dollar (“USD”) debt:
Fixed rate issues due 2007 — 2016	USD	6,497,962	40,645,402	31,978,466
Floating rate issues due 2007 — 2015	USD	100,000	625,510	406,122
Structured issues due 2007 — 2017 (1)	USD	4,287,097	26,816,222	22,128,740
Rand (“ZAR”) debt:
Fixed rate issues due 2008	ZAR	178,050	159,212	297,458

Deferred premiums/discounts or commissions			(13,736)	(19,664)
Re-acquired debt at nominal value			(4,309,935)	(3,088,030)
Deferred gains and losses on re-acquired debt			0	0

Total bond notes issued			151,304,990	127,839,258

(1)	“Structured issues” is defined as financial instruments that contains a derivate instrument that is embedded in the debt instrument. Structured debt instruments can be a non-callable as well as single- or multi-callable; in form of fixed rate, floating rate, combination of fixed and floating rate, dual- or multi-currency; reversed- or power reversed dual currency, FX-linked, index linked, fund-linked, range accrual note, CMS linked, commodity linked, credit linked, equity linked, or a combination.

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
Bond debt, subordinated debt and preferred capital securities maturities, after deducting the carrying amount of repurchased debt securities held as treasury notes, for each of the five years subsequent to December 31, 2006 and thereafter were as follows on December 31, 2006 (NOK millions):

2007	41,420.9
2008	39,553.7
2009	22,118.2
2010	6,580.5
Thereafter	43,497.1

Total	153,170.4

22. OTHER LIABILITIES

	December 31,
(NOK thousands)	2006	2005

Exchange rate adjustments of derivatives (see note 1)	1,200,719	—
Grants to mixed credits	348,451	338,622
Taxes payable	99,140	57,681
Cash collateral	535,651	304,266
Other short-term liabilities	295,758	145,596

Total	2,479,719	846,165

Allocated dividends of NOK 218.3 million and NOK 115.3 million are included in other short-term liabilities at December 31, 2006 and 2005, respectively.
23. ACCRUED INTEREST AND OTHER EXPENSES

	December 31,
(NOK thousands)	2006	2005

Accrued interest payable	805,831	536,024
Social security costs and salaries	16,019	10,589

Total	821,850	546,613

24. SUBORDINATED DEBT

	December 31,
(NOK thousands)	2006	2005

JPY 15 billion, 4.80%, matures in 2015	787,425	862,305
USD 60 million, 5.55%, matures in 2016	375,306	—
USD 15 million, 5.56%, matures in 2016	93,826	—
Premiums USD subordinated debt	(1,096)	—

Subordinated debt	1,255,461	862,305

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

25. CAPITAL CONTRIBUTION SECURITIES
On February 19, 2003, Eksportfinans issued GBP 50 million in Non-cumulative Undated Step-Up Capital Contribution Securities. Interest is payable on the Securities, subject to certain conditions, annually in arrears at a rate of 5.918% with respect to the period from and including the issue date to, but excluding, February 19, 2013. Thereafter, interest on the Securities will be payable quarterly in arrears at a rate of 2.32% above three-month LIBOR. The securities may be redeemed at the option of the Company in whole on February 19, 2013 or on any interest payment date thereafter or in the event of certain tax or regulatory changes affecting the Company, in each case subject to prior approval from the Norwegian Banking Insurance and Securities Commission. The securities are listed on the Luxembourg Stock Exchange.
26. SHAREHOLDERS’ EQUITY
A summary of changes in shareholders’ equity for the two years ended December 31, 2006, is as follows:

			Share		Reserve
	Number of		premium	Other	valuation
(NOK thousands)	shares	Share capital	reserve	equity	variances	Total

Balance at Dec 31, 2004	151,765	1,593,532	162,462	706,569	101,707	2,564,270

Allocations of net income		—	—	92,927	35,290	128,217
Cash dividend proposed		—	—	(115,341)	—	(115,341)

Balance at Dec 31, 2005	151,765	1,593,532	162,462	684,155	136,997	2,577,146

Allocations of net income		—	—	192,453	50,120	242,573
Cash dividend proposed		—	—	(218,314)	—	(218,314)

Balance at Dec 31, 2006	151,765	1,593,532	162,462	658,294	187,117	2,601,405

The nominal value of each share was NOK 10,500 as of December 31, 2006, 2005 and 2004.
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
27. SHAREHOLDERS
As of December 31, 2006, Eksportfinans had share capital of NOK 1,593.5 million divided into 151,765 shares with nominal value of NOK 10,500 per share.

		Ownership
Shareholders	Number of shares	percentage

DnB NOR Bank ASA	60,701	40.00
Nordea Bank Norge AS	35,220	23.21
The Norwegian State represented by the Ministry of Trade and Industry	22,765	15.00
Fokus Bank ASA	12,276	8.09
Sparebanken Øst	7,353	4.84
Sparebanken Hedmark	2,012	1.33
Sparebanken Møre	2,012	1.33
Sparebanken Sør	2,011	1.33
Sparebanken Sogn og Fjordane	2,000	1.31
Sparebanken Vest	1,517	1.00
Sparebank 1 Midt-Norge	1,068	0.70
Voss Veksel og Landmandsbank ASA	604	0.40
Fana Sparebank	542	0.36
Handelsbanken	324	0.21
Sparebanken Pluss	304	0.20
Helgeland Sparebank	217	0.14
Sparebanken Volda Ørsta	170	0.11
Ringerike Sparebank	135	0.09
Modum Sparebank	108	0.07
Sparebanken Vestfold	108	0.07
Sparebank 1 Nøtterø	100	0.06
Haugesund Sparebank	54	0.04
Sparebank 1 Gran	54	0.04
BNP Paribas, Oslo Branch	48	0.03
Tingvoll Sparebank	30	0.02
Halden Sparebank	22	0.01
Skudenes & Aakra Sparebank	10	0.01

Total	151,765	100.00

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
The Company from time to time enters into agreements to acquire loans (the Purchased Loans) from shareholders and other banks (the Selling Banks). The Company places an initial deposit (the Deposit) with the Selling Bank, which is used as consideration for these purchases. Each Purchased Loan is supported by a guarantee provided by the Selling Bank. In consideration for the guarantee the Company pays the Selling Bank for the guarantee during the life of the Purchased Loans by way of settlements under a swap transaction, under which the difference between the interest received on the Purchased Loans and the interest receivable from the Selling Bank with respect to the Deposit amount is paid to the Selling Bank. The net effect of these transactions is that the Company receives a specified, individually negotiated return on the Deposit. In 2006, 2005 and 2004 the Company acquired loans amounting to NOK 4,889 million, NOK 2,875 million and NOK 6,581 million, respectively.
In some instances, Eksportfinans will lend to a shareholder bank (or to another bank) which then provides project finance lending onto a borrower. The purpose of these transactions is to finance the underlying borrower’s project in the shareholder bank’s loan portfolio. The project in question must meet the same requirements as all other lending provided by Eksportfinans. In such cases the shareholder bank will act as the borrower and bear the repayment risk directly, instead of issuing a payment guarantee.
In addition, in the normal course of business, the Company deposits funds and engages in other transactions with its shareholder banks on normal commercial terms, which the Company believes are non-preferential. As of December 31, 2006,the Company had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 815 million. These transactions were recorded on market terms. In connection with the Company’s lending activity as of December 31, 2006, guarantees have been provided by the shareholders in an amount of NOK 16,401 million. The borrower and guarantor agree and settle the guarantee commission for loans of this kind between themselves.
From time to time Eksportfinans’ shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholders’ behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, covering and indemnifying all possible costs and indemnities which may have been incurred under Eksportfinans’ guarantee. The request for a guarantee is due to the need for a guarantee given by a triple A-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’ shareholders is permitted by the articles of association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 1,088 million, Eksportfinans has recourse to owners with full payment indemnification.
Management believes transactions with related parties are under terms similar to those that would be arranged with unrelated parties.
A shareholder agreement exists between the major shareholders, and some of the minor shareholders, whereby they have given each other the first right to acquire any shares the others may sell in Eksportfinans. The shareholder agreement comprises 71 % of the shares.
To companies in which Eksportfinans’s board members, members of the control committee or chairman of the council of representatives are board members, one loan totaling NOK 152 million was outstanding from Eksportfinans as of December 31, 2006 . As of December 31, 2006, loans totaling NOK 573 million, were outstanding to two Norwegian municipalities in which Kommunekreditt’s board members, members of the control committee or chairman of the council of representatives are board members. Bank deposits are not defined as loans.
As of December 31, 2006, the Company had NOK 66 million in loans outstanding to employees (primarily mortgage loans, see note 15), which, in accordance with the generally accepted practice of financial institutions in Norway, bear interest at rates below those prevailing in the market. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.

29. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
Financial instruments account for the majority of the company’s balance sheet, consisting of loans, funding, investments in securities and bank deposits, in addition to off-balance sheet financial derivatives and loan commitments. The majority of financial instruments are held to maturity, and these items are therefore valued at historical cost in the financial statements. Investments in securities are mainly valued at the lower of acquisition cost and market value. In accordance with current regulations, entries are only made at market value for the trading portfolio. Further details about the principles of valuation appear in note 1 under “Accounting Principles”.
Estimated fair values differ from book values for each balance sheet item, primarily as a result of a change in the level of interest rates after these transactions were entered into. Estimated fair values vary from year to year due to interest rate movements, other market conditions and new transactions. The estimated net fair value of financial instruments exceeded book value by NOK 712 million at December 31, 2006 (NOK 480 million at December 31, 2005).
It is a company policy to economically hedge risk elements, such as interest exposure. Thus, the difference between book values and estimated fair values on certain items will frequently be offset by similar differences on the related hedging transaction.
The estimated fair value of all financial instruments is calculated based on valuation methods that are in accordance with Norwegian GAAP and U.S. GAAP. Where available, quoted market prices are used to estimate fair values. Where quoted market prices are not available, the Company has fair values derived from internal models using estimations of certain input parameters. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible income tax ramifications or estimated transaction costs. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.
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
The fair value of derivatives is calculated by using internal models or by external dealers. The amount for derivatives is shown net after deducting agreements with a negative fair value from agreements with a positive fair value. Agreements with a positive fair value (asset position) totaled NOK 7,022 million (NOK 6,824 million in 2005), while agreements with a negative fair value (debt position) totaled NOK 5,655 million (NOK 3,923 million in 2005).
The fair value of outstanding loan commitments is estimated to be zero, because the interest rate for new loans is set two days prior to disbursement or, in the case of loans with a government interest rate subsidy under the 108 Agreement, with no economic risk for the Company.
Estimated fair values of financial instruments compared with carrying amounts as of
December 31, 2006 and 2005

December 31,
(NOK millions)	2006			2005
			Net of fair			Net of fair
	Book		value and	Book		value and
	value*	Fair value	book value	value*	Fair value	book value

Assets:
Bank deposits	210	211	1	1,120	1,117	(3)
Investments in securities	63,812	63,920	108	50,131	50,454	323
Loans	100,181	101,234	1,053	82,581	83,439	858

Total	164,203	165,365	1,162	133,832	135,010	1,178
Liabilities:
Commercial paper debt	(6,050)	(6,049)	1	(2,501)	(2,501)	—
Bond debt	(147,626)	(149,485)	(1,859)	(131,508)	(132,364)	(856)

Total	(153,676)	(155,534)	(1,858)	(134,009)	(134,865)	(856)
Derivatives	(41)	1,367	1,408	2,743	2,901	158

Total			712			480

(*) Book value includes interest receivable and payable.
In view of the Company’s hedging policy and practices, changes in the fair value of derivatives should not be viewed in isolation, because related and offsetting changes in fair value occur in the fair value of assets and liabilities hedged by these derivatives.

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
The following overview of the Company’s financial derivatives shows the nominal gross amounts and the fair value of the agreements involved, for each portfolio:

	December 31, 2006 Nominal		December 31, 2005 Nominal
Derivatives	amount	Fair value	amount	Fair value

Other than trading portfolio:
Interest rate	121,398	14	103,026	83

Currency rate	121,054	(1,234)	98,689	1,260
Interest and currency rate	57,527	2,131	57,242	1,245
Equity	16,181	254	6,286	237
Other financial derivatives	3,360	202	1,180	76

Total	319,520	1,367	266,423	2,901

The nominal amount is defined as the principal amount of the agreement at year-end. The overview does not include derivatives embedded in other financial instruments. The fair value of these items is included in the fair value of the host instrument in note 29.
Interest rate derivatives cover:
•	Interest rate swaps — agreements to swap the nominal interest rates payable within a certain period.

•	FRAs — agreements that fix the rate of interest to a nominal amount for a future period.

•	Agreements that set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.
Currency rate derivatives cover:
•	Forward purchases/sales agreements — agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.

•	Short-term currency swap agreements (FX swaps) — agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.
Combined interest and foreign currency rate derivatives:
•	Interest and foreign currency swaps — long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.

•	Interest and foreign currency swaps combined with other interest and foreign currency derivatives include the following:
–	Agreements that set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.

–	Foreign currency options — agreements that offer the right, but no obligation, to sell or buy a certain nominal amount at a pre-determined rate.

–	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.

–	Call or put options — agreements that provide the right to cancel the agreement before its maturity date, or to extend the agreement.
Equity derivatives:
•	Interest and foreign currency swaps combined with agreements that relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed-upon level.

•	Interest and foreign currency swaps combined with stock options — agreements that offer the right, but no obligation, to sell or purchase a defined number of shares at a pre-determined agreed-upon price.
Other financial derivatives:
•	Interest and foreign currency swaps combined with agreements that provide the option to receive physical securities (such as U.S. Treasury bonds) in exchange for the nominal amount of the agreement.

•	Credit linked swaps — interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in the form of one or several bonds.

•	Commodity derivatives — interest and foreign currency swaps combined with agreements which relate to the future price level of a commodity or commodity index in relation to a pre-determined agreed price.

•	Credit default swaps — derivative transactions between two parties, under which one party sells protection against certain defined credit events related to a third party (the “reference entity”) against payment.
Derivative agreements are entered into in order to hedge specific balance sheet items and therefore generally cannot be terminated without the Company becoming subject to offsetting interest rate and foreign currency exposure in relation to the hedged balance sheet items.
All of the off-balance sheet financial derivatives are with governments or financial institutions in OECD countries. As of December 31, 2006, the maximum credit exposure on off-balance sheet financial derivatives relating to any one counterparty was approximately NOK 500 million (NOK 466 million in 2005).

31. FOREIGN CURRENCY POSITIONS
As of December 31, 2006, the Company’s exposure to currencies other than the Norwegian kroner reflected on the face of our balance sheet, and relating to off-balance sheet derivatives were as follows:

				Amount of net position
	Balance sheet assets and			covered by 108 Agreement
	(liabilities)	Derivatives	Net position (*)	items

EUR	40,031,137	(40,014,282)	16,855	11,061
JPY	(34,994,174)	35,008,922	14,748	14,531
USD	(43,452,292)	43,456,716	4,424	(8,129)
CAD	(5,466,622)	5,468,038	1,416	1,237
SEK	(272,212)	272,608	396	—
DKK	(3,378,391)	3,378,734	343	183
Other currencies	(20,363,225)	20,362,339	(886)	1,373

Total	(67,895,779)	67,933,075	37,296	20,256

(*) Part of the Company’s exposure to foreign currency through its lending, funding and liquidity activities is covered by the 108 Agreement. Net position” includes amounts covered by the 108-Agreement. See Note 19 Other assets.
For further information regarding the Company’s balance sheet and off-balance sheet exposure to foreign currency, see note 1(K) to the financial statements.

32. BALANCE SHEET MATURITIES
The main items on the balance sheets, categorized by remaining maturity dates, are presented below:

		From 1 month	From 3	From 1 year
	Up to and	up to and	months up to	up to and
	including 1	including 3	and including	including 5		No fixed
(NOK millions)	month	months	1 year	years	Over 5 years	maturity	Total

ASSETS
Loans and receivables due from credit institutions
NOK	90		24	905	6,236		7,255
Foreign currency	50	47	224	1,620	213		2,154
Loans and receivables due from customers
NOK	305	361	2,596	11,179	46,612		61,053
Foreign currency	179	1,539	1,955	21,441	4,147		29,261
Securities
NOK	125		385	7,118	1,259		8,887
Foreign currency	466	2,041	4,340	32,491	15,178		54,516
Other assets
NOK	141	132	257	25	19	124	698
Foreign currency	782	202	373	1		1	1,359

Total assets	2,138	4,322	10,154	74,780	73,664	125	165,183
NOK	661	493	3,262	19,227	54,126	124	77,893
Foreign currency	1,477	3,829	6,892	55,553	19,538	1	87,290

LIABILITIES AND EQUITY
Commercial paper debt and bond debt
NOK		700	735	2,505	1,876		5,816
Foreign currency	8,893	4,383	35,705	77,261	29,599		155,841
Reacquired debt
NOK			(91)	(167)			(258)
Foreign currency		(425)	(2,450)	(796)	(381)		(4,052)
Derivatives
NOK	32,438	32,777	661	1,207	2,052		69,135
Foreign currency	(31,420)	(32,360)	(847)	(1,579)	(1,727)		(67,933)
Other liabilities
NOK	34	68	154	12	29	363	660
Foreign currency	609	147	342	60	281	69	1,508
Subordinated debt
Foreign currency					1,255		1,255
Capital contribution securities
Foreign currency						610	610
Equity
NOK						2,601	2,601

Total liabilities and equity	10,554	5,290	34,209	78,503	32,984	3,643	165,183
NOK	32,472	33,545	1,459	3,557	3,957	2,964	77,954
Foreign currency	(21,918)	(28,255)	32,750	74,946	29,027	679	87,229

Liquidity coverage on balance sheet items	(8,416)	(968)	(24,055)	(3,723)	40,680	(3,518)	0
NOK	(31,811)	(33,052)	1,803	15,670	50,169	(2,840)	(61)
Foreign currency	23,395	32,084	(25,858)	(19,393)	(9,489)	(678)	61

Total liquidity coverage on balance sheet items	(8,416)	(9,384)	(33,439)	(37,162)	3,518	0	0

The line item Commercial paper debt and bond debt includes single- and multi-callable issues. These issues have been categorized by expected maturity dates in the table above. In the table below these issues have been categorized by the first possible call-date:

Commercial paper debt and bond debt
NOK		700	735	2,445	1,936	5,816
Foreign currency	13,413	12,172	45,174	70,848	14,234	155,841

33. INTEREST RATE ADJUSTMENTS
The agreed period of time to interest rate adjustments is based on book value. The figures include interest exposure related to activities covered by the 108 Agreement, which fully covers the interest rate and currency risk.

		From 1	From 3
		month up to	months up	From 1 year
	Up to and	and	to and	up to and		No interest
	including 1	including 3	including 1	including 5	Over 5	rate
(NOK millions)	month	months	year	years	years	adjustments	Total

ASSETS
Loans and receivables due from credit institutions
NOK	788	6,256	132	32	47		7,255
Foreign currency	362	1,284	77	152	279		2,154
Loans and receivables due from customers
NOK	41,878	8,045	1,070	344	9,716		61,053
Foreign currency	3,122	10,832	8,940	3,175	3,192		29,261
Securities
NOK	2,010	5,567	170	1,040	100		8,887
Foreign currency	19,301	31,831	1,637	1,634	113		54,516
Other assets
NOK	56	112	253			277	698
Foreign currency	782	166	372			39	1,359

Total assets	68,299	64,093	12,651	6,377	13,447	316	165,183
NOK	44,732	19,980	1,625	1,416	9,863	277	77,893
Foreign currency	23,567	44,113	11,026	4,961	3,584	39	87,290

LIABILITIES AND EQUITY
Commercial paper debt and bond debt
NOK	320	1,085	350	2,185	1,876		5,816
Foreign currency	18,300	18,748	45,571	61,776	11,446		155,841
Reacquired debt
NOK		(65)	(26)	(167)			(258)
Foreign currency	(105)	(605)	(2,404)	(703)	(235)		(4,052)
Derivatives
NOK	31,109	33,192	2,056	2,460	318		69,135
Foreign currency	(3,191)	33,393	(29,840)	(57,606)	(10,689)		(67,933)
Other liabilities
NOK	34	68	154	12	29	363	660
Foreign currency	656	147	399	13	224	69	1,508
Subordinated debt
Foreign currency	375	94			786		1,255
Capital contribution securities
Foreign currency					610		610
Equity
NOK						2,601	2,601

Total liabilities and equity	47,498	86,057	16,260	7,970	4,365	3,033	165,183
NOK	31,463	34,280	2,534	4,490	2,223	2,964	77,954
Foreign currency	16,035	51,777	13,726	3,480	2,142	69	87,229

Net interest rate exposure on balance sheet	20,801	(21,964)	(3,609)	(1,593)	9,082	(2,717)	0
NOK	13,269	(14,300)	(909)	(3,074)	7,640	(2,687)	(61)
Foreign currency	7,532	(7,664)	(2,700)	1,481	1,442	(30)	61

34. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN NORWAY AND THE UNITED STATES
The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in Norway “Norwegian GAAP”, which vary in certain significant respects from accounting principles generally accepted in the United States “U.S. GAAP”.
The following is a summary of the significant adjustments to consolidated net income and shareholders’ equity as of and for the years ended December 31, 2006, 2005 and 2004, together with a discussion of the principal differences between Norwegian GAAP and U.S. GAAP that are relevant to the Company’s financial statements.

(NOK thousands)	2006	2005	2004

Net income as reported in accordance with Norwegian accounting principles	242,573	128,217	218,774

Adjustments:
Unrealized loss/(gain):
Trading portfolio	(4,265)	(1,466)	(581)
Available-for-sale securities	(4,503)	(5,477)	(7,032)
Unrealized gains (losses) on derivatives	1,009,231	(791,930)	153,184
Hybrid financial instruments	(1,008,990)	0	0
Amortization of premium/ discount	(33,430)	504,389	862,339
Amortization of transition adjustment hedged object:
- loans	776	7	1,489
- borrowings	(4,022)	(2,709)	(399)

Goodwill	0	0	668
Depreciation of property	(1,603)	(1,603)	(1,603)
Revaluation	896	896	896
Tax effect of U.S. GAAP adjustments	12,855	83,410	(282,322)

Net income/(loss) in accordance with U.S. GAAP	209,517	(86,266)	945,413

Other comprehensive income:
Unrealized gain/(loss) on available for sale securities, net of related tax effect	(248,490)	(25,833)	49,767

Comprehensive income/(loss) in accordance with U.S. GAAP	(38,973)	(112,099)	995,180

Weighted average number of shares outstanding (in thousands)	151.77	151.77	151.77

Net income per share data:
Basic and diluted	1.380	(0.568)	6.229

(NOK thousands)	2006	2005	2004

Shareholders’ equity as reported in accordance with Norwegian accounting principles	2,601,405	2,577,146	2,564,270
Adjustments:
Unrealized loss/(gain) on trading portfolio	(8,318)	(4,053)	(2,587)
Unrealized loss on available-for-sale securities	41,784	46,287	51,764
Unrealized gain on derivatives	1,578,878	(1,192,418)	(400,488)
Hybrid financial instruments	(937,959)	0	0
Premium/discount less amortizations	53,587	2,157,036	1,652,646
Transition adjustment hedged object less amortizations:
- loans	(2,882)	(3,658)	(3,665)
- borrowings	19,340	23,362	26,072
Dividends proposed	218,314	115,341	196,839
Goodwill	3,340	3,340	3,340
Depreciation of property	(4,809)	(3,206)	(1,603)
Revaluation	(46,196)	(47,092)	(47,988)
Tax effect of U.S. GAAP adjustments of retained earnings	(194,160)	(273,353)	(356,763)
Adjustments to other comprehensive income:
Unrealized gain on available-for-sale securities, net of tax effect	(12,097)	236,392	262,225

Shareholders’ equity in accordance with U.S. GAAP	3,310,227	3,635,124	3,944,062

The components of shareholders’ equity in accordance with U.S. GAAP are as follows:

(NOK thousands)	2006	2005	2004

Share capital	1,593,532	1,593,532	1,593,532
Additional paid-in capital	162,462	162,462	162,462
Retained earnings	1,566,330	1,642,738	1,925,843
Accumulated other comprehensive income	(12,097)	236,392	262,225

Total	3,310,227	3,635,124	3,944,062

The change in shareholders’ equity in accordance with U.S. GAAP is as follows:

(NOK thousands)	2006	2005	2004

Beginning balance	3,635,124	3,944,062	3,149,819

Net income	209,517	(86,266)	945,413
Other comprehensive income	(248,490)	(25,833)	49,767

Comprehensive income	(38,973)	(112,099)	995,180
Transition adjustment from adoption of FAS155, net of related tax effect	(170,584)	0	0
Dividends paid	(115,341)	(196,839)	(200,937)

Ending balance December 31,	3,310,227	3,635,124	3,944,062

Movements in other comprehensive income consists of the following:

(NOK thousands)	2006	2005	2004

Other comprehensive income	236,393	262,225	212,458
Unrealized gain/(loss) on available for sale securities, net of related tax effect	(248,490)	(25,832)	49,767

Accumulated other comprehensive income	(12,097)	236,393	262,225

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
Credit default swaps
Under U.S. GAAP, credit default swaps are defined as derivatives and do not qualify for any of the FAS133 scope exceptions, and therefore are required to be reported at fair value with changes in fair value reported in the income statement. Under Norwegian GAAP, credit default swaps are defined as derivatives but accounted for on an accruals basis similar to guarantees and therefore the fair value is not recognized in the financial statements unless the contracts are impaired.
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
The credit spread, foreign exchange and basis swaps would be accounted for as derivatives with changes in fair value recorded in the income statement.
The day one fair value on these derivatives would be considered part of the proceeds paid in purchasing the loans in determining their amortized cost basis. The day one fair value on these derivatives will always be a loss equal to the present value of the difference between the spread received on the loans and the spread receivable on the deposit. This would therefore be accounted for as a premium and amortized over the life of the loan.
Hybrid financial instruments
The Company purchases and issues certain hybrid financial instruments that contain “embedded” derivative instruments.
Under Norwegian GAAP, these instruments are all recorded at amortized cost.
Under U.S. GAAP, on purchase or issuance of the hybrid financial instrument, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. In accordance with FAS 133, when it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative should be bifurcated from the host contract and separately reported at fair value, with the underlying host contract reported at amortized cost. When it is determined that the embedded derivative is clearly and closely related to the host contract, it is not bifurcated and the hybrid financial instrument is reported at amortized cost.
The Company has early adopted SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” (FAS 155). This standard permits a one time election to report hybrid financial instruments that contain embedded derivatives requiring bifurcation in accordance with FAS 133, described above, to be reported at fair value as opposed to bifurcating the hybrid debt instrument and reporting the host contract and embedded derivative separately at amortised cost and fair value respectively. The company has applied this election to all hybrid issued debt financial instruments containing embedded derivatives which would require bifurcation in accordance with FAS 133.
On adoption, at January 1, 2006, the difference between the total carrying amount of the individual components of existing eligible hybrid financial instruments and the fair value of these instruments in their entirety was recognized as a cumulative effect adjustment to opening retained earnings. The gross gains and losses constituting this transition adjustment, determined on an instrument-by-instrument basis, were NOK 617 million and NOK 854 million respectively. The net amount booked to retained earnings on transition was NOK 237 million (pre tax).
Amortization of premium/discount
Under Norwegian GAAP, securities that are economically hedged with swap transactions are reported net. Under U.S. GAAP, these transactions are reported as separate transactions and any premium or discount on the securities are amortized over the life of the transaction.
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
Outstanding amounts lent to SPEs were NOK 3,755 million as of December 31 2006. Outstanding amounts lent to SPEs, where the Company provided more than 50% of the financing on inception, were NOK 2,996 million as of December 31, 2006.
Additional U.S. GAAP disclosure information
a) Cash Flows
The statement of cash flows provided in accordance with Norwegian GAAP on page F-5 are not prepared in a format consistent with SFAS No. 95 “Statements of Cash Flows” for U.S. GAAP reporting. The following information provides the additional disclosure required in accordance with SFAS No. 95.

(NOK thousands)	2006	2005	2004

Balances as of December 31, were as follows for:

Cash	5	5	5
Loans and receivables due from credit institutions	191,518	1,101,061	697,004

Total cash and cash equivalents	191,523	1,101,066	697,009

Cash and cash equivalents include cash on hand and bank deposits with original maturity shorter than three months. At December 31, 2006, 2005, and 2004, these bank deposits included compensating balances for employees’ withholding taxes of NOK 4.3 million, NOK 4.6 million and NOK 4.2 million, respectively. Other bank deposits are included in loans and receivables due from credit institutions on the balance sheet. See note 1(B) to the financial statements.

(NOK thousands)	2006	2005	2004

Cash paid for the year ended December 31, was as follows for:
Interest	6,000,919	3,177,483	3,026,543
Income taxes	56,783	81,209	84,007

(NOK thousands)	2006	2005	2004

Detailed cash activity during the year was as follows for:
Purchases of investments (1)	(40,646,131)	(54,337,564)	(38,094,231)
Proceeds on sales and maturities of investments (2)	23,428,866	44,918,802	37,760,605

Net increase in financial investments	(17,217,265)	(9,418,762)	(333,626)

1) Of this trading portfolio	(18,842,989)	(22,104,772)	(18,797,628)
2) Of this trading portfolio	10,759,766	18,857,544	20,566,626
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
The table below sets forth the amount of interest included in the income statement related to non-performing loans:

	As of December 31,
(NOK thousands)	2006	2005	2004

Interest included in the income statement	39	311	332
Average outstanding on these loans	3,788	33,134	138,262

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
NOK 13.3 billion investment debt securities had unrealized losses of NOK 29.7 million at December 31, 2006. Of this amount, NOK 3.1 billion of securities had unrealized losses of NOK 17.9 million for greater than 12 months (see note 16). Based on the review performed at December 31, 2006, the unrealized losses are mainly due to market movements in interest rates, and the credit quality of the bond issuers remains strong with 89% rated as investment grade with the remaining 11% being non-rated Norwegian banks. As such, management believes all the unrealized losses are temporary in nature and impairment is not necessary.

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

	December 31,
(NOK millions)	2006			2005
	Carrying	Fair	Net of	Carrying		Fair	Net of
	amount	value	carrying	amount		value	carrying

Derivatives (from note 29)	(41)	1,367	1,408	2,743		2,901	158
Adjustment to line item “Derivatives” (1)	N/A (2)	(31)	(31)	N/A	(2)	201	201

Derivatives	(41)	1,336	1,377	2,743		3,102	359

(1)	The adjustment line includes certain transactions which are defined as a derivative under U.S. GAAP but not Norwegian GAAP which includes derivatives within the 108 Agreement (see note 1(D)). Prior to 2006, the fair value disclosure in note 29 did not include credit default swaps and was on a settlement date basis; therefore this item also included an adjustment to disclose the fair value of derivatives on a trade date basis.

(2)	The carrying amounts for these items are included in the corresponding asset and liability line items in note 29.
Embedded derivatives within hybrid financial instruments are also defined as derivatives under U.S. GAAP, however the carrying value and fair value of these items is already included in the disclosure provided for the respective underlying hybrid financial instrument in Note 29 as would be required by U.S. GAAP.
The income and equity adjustment amount included in the U.S. GAAP reconciliation for derivatives, prior to 2006, included both the items referred to in footnote 1 above and the embedded derivatives referred to in the previous paragraph. From 1 January 2006, the Company adopted FAS 155. As a result, all hybrid financial instruments, including embedded derivatives, are reported at fair value in their entirety and the embedded derivatives are no longer reported separately.
35. COMMITMENTS AND CONTINGENT LIABILITIES
Credit default swaps and guarantees:

(NOK thousands)	Dec, 2006	Dec, 2005

GROUP
Credit default swaps	825,332	1,152,534
Payment guarantees	4,198,440	4,228,981

		From 1 year	From 3 years
	Up to and	up to and	up to and
	including 1	including 3	including 5
(NOK thousands)	year	years	years	Over 5 years	Total

Credit default swaps	825,332				825,332
Payment guarantees	212,246	680,234	234,470	3,071,490	4,198,440

Credit Default Swaps
Credit default swaps are derivative transactions between two parties, under which one party sells protection against certain defined credit events related to a third party (the “reference entity”) against payment. Eksportfinans has entered into six such derivative contracts: four with a total face value of EUR 85 million, and two with a total face value of USD 20 million. The majority of the contracts result in exposure to major international banks, except for one USD 10 million contract, which results in exposure to a Canadian province, rated Aa2 by Moody’s, A+ by Standard & Poor’s, and AA- by Fitch.

Eksportfinans engages in credit default swaps for yield-enhancing purposes by selling credit protection to the counterparty in the credit default swap agreement. Eksportfinans enters into credit default swaps as the protection-selling party, as an alternative to or substitution for traditional investments in securities issued by acceptable counterparties. The credit risks involved when selling credit protection to a counterparty or investing in securities issued by the same counterparty are basically the same. If one of the defined credit events occurs with respect to the reference entity, Eksportfinans will have to pay to the counterparty the notional amount under the credit default swaps and will receive from the counterparty a bond or loan issued by the reference entity.
The maximum potential amount of future payments under these contracts is limited to the notional amount of the contracts disclosed above. As of December 31, 2006, the contracts have not been impaired and therefore no liability is currently recorded under Norwegian GAAP.
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
As of December 31, 2006 Eksportfinans had five such guarantees outstanding, none of which were impaired at this date. The maximum potential amount of future payments under these guarantees is limited to the notional amount of the guarantees as disclosed above.
Other transactions

(NOK thousands)	Dec, 2006	Dec, 2005

GROUP
Accepted commitments	28,378,146	27,699,646

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

36. LEASES
The Company leases parts of its office building to unrelated parties under operating leases with lease terms generally between five and ten years.
Lease income from operating leases for the years ended December 31, 2006, 2005 and 2004 were NOK 5.1 million, NOK 1.7 million and NOK 4.2 million, respectively. Kommunekreditt Norge AS leases office space from an unrelated third party with an original lease term of 10 years. The unexpired term of the contract is four years and thereafter an option for ten new years. Following are the scheduled lease payment obligations (in NOK thousands):

2007	927
2008	949
2009	970
2010	992

Thereafter	10,215

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
As provided for by the Financial Institutions Act, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy. As the principal measure of capital adequacy, the guidelines apply a risk-asset ratio, which compares the total of assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital (share capital, other equity and other types of capital specifically approved by the relevant Norwegian authorities), supplementary capital (subordinated debt less than 20% for each of the last five years prior to maturity) and general reserves. Following the preparation of quarterly interim financial statements, 50% of income before taxes can be added to core capital. The minimum capital requirement is 8%. The minimum requirements for capital adequacy apply to all individual financial institutions of the financial group and the group itself on a consolidated basis. From January 1, 2007 the new Basel II capital adequacy regulations were implemented in Norway, as in the EU countries. Eksportfinans has chosen to use the regulatory transitional provisions, permitting a delay in the transition until 2008. The Company will employ the standard method for credit risk on the new regulations, but will also consider developing tools to enable the use of internal risk models as a basis for the capital requirement. The Company’s policy is to maintain a strong capital base compared to the regulatory minimum.
The Financial Institutions Act places certain limits on the total credit that a financial institution may extend to a single customer. Regulations as of April 23, 1997, effective May 1, 1997, laid down further rules. The new regulations are in line with the relevant parts of European Union Directives 92/121/EC and 93/6/EC. Effective January 1, 2007 new regulations were issued as a result of further rules development in the European Union.
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
Operating segment information

(NOK thousands)	2006	2005	2004

Net interest income
Eksportfinans	378,165	269,830	313,103
Kommunekreditt	105,925	85,841	89,292

Total	484,090	355,671	402,395

Net income after taxes
Eksportfinans excl. Kommunekreditt (1)	192,453	92,927	178,387
Kommunekreditt	50,120	35,290	40,387

Total	242,573	128,217	218,774

Total assets
Eksportfinans	165,157,511	135,916,237
Kommunekreditt	57,502,477	52,171,523
Eliminations	(57,477,021)	(52,152,895)

Total	165,182,967	135,934,865

Total equity
Eksportfinans	2,601,405	2,577,146
Kommunekreditt	702,471	552,351
Eliminations	(702,471)	(552,351)

Total	2,601,405	2,577,146

(1)	Intra-group transactions are undertaken on normal commercial terms.
Major customers
The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

39. NUMBER OF EMPLOYEES

	Dec. 31, 2006	Dec. 31, 2005

Number of employees	100	94
Number of employees in man-labor years	93	90

40. CAPITAL ADEQUACY
Capital adequacy is calculated in accordance with the prevailing regulations in force from the Norwegian Banking, Insurance and Securities Commission. Under these regulations the capital adequacy requirement is 8%.
At December 31, 2006, the Company’s capital adequacy ratio was 12.2%, compared with 13.1% at December 31, 2005.
Risk-weighted balance sheet and off-balance sheet items

	December 31,
(NOK millions)	2006		2005
		Weighted	Book	Weighted
	Book value	value	value	value
Assets
Loans to and receivables due from credit institutions	9,409	1,700	9,851	1838
Loans to and receivables due from customers	90,314	18,890	73,607	15,640
Securities	38,293	7,554	33,070	6,504
Intangible assets	25	0	22	0
Fixed assets	125	125	127	127
Other assets	73	73	33	33
Prepayments and accrued revenues	998	164	740	118

Total assets excluding trading portfolio	139,237	28,506	117,450	24,260

Off-balance sheet items:
Financial derivatives		1,813		1,623
Other off-balance transactions		1,380		1,499

Total off-balance sheet items		3,193		3,122

Total risk-weighted value of banking portfolio		31,699		27,382
Total risk-weighted value of trading portfolio		4,665		2,942
Foreign currency exchange risk		40		54

Total		36,404		30,378

1)	As of December 31, 2006, offsetting items under capital adequacy regulations reduced the total of risk-weighted balance sheet and off-balance sheet items by NOK 849 million.

Risk capital
(NOK millions and as percentage of risk-weighted assets and off-balance

	December 31,
GROUP	2006		2005

Core capital (*)	3,018	8.29%	2,992	9.85%
Additional capital (sub-ordinated loan capital)	1,408	3.87%	996	3.28%

Total risk capital	4,426	12.16%	3,988	13.13%

(*)
(NOK millions)	31.12.2006	31.12.2005

Share capital	1,594	1,594
Balance sheet equity	1,007	984
Capital contribution securities	453	449
Intangible assets	-25	-22
Prepaid pension cost	-11	-13

Total core capital	3,018	2,992

41. INTEREST RATE RISK
The calculated value of financial instruments, both on- and off-balance sheet, is affected by changes in the level of interest rates. This interest rate sensitivity can be expressed as changes in values arising from a given change in the interest rate level. The table displays change in market values given an interest rate increase of one percentage point on December 31, 2006.
The interest rate sensitivity takes into account that interest rate-fixing on assets and liabilities occur on different dates. However, in the view of the company, the interest rate sensitivity is over-estimated because it does not take into account the covariance between the interest rates at the different interest measurement points. The convexity effects have not been taken into account.

(NOK thousands)	1 month	3 months	1 year	5 years	Total
GROUP
Trading:
USD	(153)	429	(58)	(854)	(637)
EUR	(465)	1,014	305	(1,869)	(1,015)

Other than trading:
NOK	(12,963)	10,202	(8,406)	(10,172)	(21,339)
USD	(1,453)	3,209	(5,101)	34,639	31,295
EUR	1,677	(3,289)	(118)	(6,066)	(7,797)
Other currencies	(16)	(348)	1,795	834	2,264
The table does not include the administrative interest rate risk as discussed in Item 11 “Quantitative and qualitative disclosures about market risk — Interest rate risk”. Under the 108 Agreement, currency and interest rate risk are fully covered by the Government. Positions under the 108 Agreement are therefore not included in the table above.
42. RESTRUCTURING PROVISIONS
In 2005 our Board of Directors approved the implementation of a restructuring plan involving, among other things, a reduction in staff and consultant assistance for IT systems and changes to work processes. During 2006 1 person ( 21 persons in 2005) applied for and was granted a severance packages amounting to NOK 1.1 million (NOK 13.5 million in 2005).
The provisions made during the year for the severance packages are included in the line item “Other operating expenses” in the income statement. The unpaid provisions at December 31 are included in the line item “other accrued liabilities” in the balance sheet. The amounts concerning Kommunekreditt are immaterial.

	GROUP
	2006	2005

Provisions at January 1	4,734	412
New provisions	1,133	13,500
Expenses	4,640	9,178
Provisions at December 31	1,227	4,734