Form 20-F
period 2007-12-31
EKSPORTFINANS ASA
filed 2008-06-27
CIK 700978

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
Jens Olav Feiring
Executive Vice President and General Counsel
Eksportfinans ASA
Dronning Mauds gt. 15, N-0250 Oslo, Norway
011 47 2201 2201
011 47 2201 2202
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Nikkei 225 Index Call Warrants expiring 2008
5.500% USD Notes due 2017
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
See Continuation Sheet
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
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

Continuation Sheet — Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
12.60% Reverse Convertible Notes linked to Force Protection, Inc. due 2007
20.0% Annualized Three Month Reverse Convertible Notes linked to “Latin American Large Caps w/AAPL Kicker” due 2007
12.05% Three Month Reverse Convertible Notes linked to Endo Pharmaceuticals Holdings Inc. due 2007
Six Month 10.625% Reverse Convertible Notes linked to Oshkosh Truck Corporation, due September 26, 2007
23.65% Reverse Convertible Notes linked to OmniVision Technologies, Inc. due 2007
16.0% Annualized Six Month Reverse Convertible Notes Linked to “Latin American Large Caps” due 2007
Six Month 23.5% Reverse Convertible Notes Linked to Rambus Inc. due 2007
5 Year Commodity Linked Note linked to the Dow Jones — AIG Commodity IndexSM due 2007
22.0% Annualized Six Month Reverse Convertible Notes linked to “US Automotive Large Caps” due 2007
22.5% Annualized Six Month Reverse Convertible Notes linked to “Latin American Large Caps w/AAPL Kicker” due 2007
27.25% Reverse Convertible Notes Linked to Flamel Technologies S.A. due 2007
40.10% Reverse Convertible Notes Linked to Force Protection, Inc. due 2007
22.40% Reverse Convertible Notes Linked to JA Solar Holdings Co., Ltd. due 2007
20.25% Reverse Convertible Notes Linked to Jones Soda Co. due 2007
17.35% Reverse Convertible Notes Linked to NutriSystem, Inc. due 2007
25.25% Reverse Convertible Notes Linked to OmniVision Technologies, Inc. due 2007
23.30% Reverse Convertible Notes Linked to Overstock.com, Inc. due 2007
15.52% Six Month Reverse Convertible Notes Linked to NYSE Euronext due 2007
18.50% Reverse Convertible Notes Linked to Advanced Micro Devices, Inc. due 2007
20.05% Reverse Convertible Notes Linked to Elan Corporation, plc due 2007

38.65% Reverse Convertible Notes Linked to Force Protection, Inc. due 2007
40.00% Reverse Convertible Notes Linked to InterOil Corporation due 2007
21.45% Reverse Convertible Notes Linked to OmniVision Technologies, Inc. due 2007
20.15% Reverse Convertible Notes Linked to TASER International, Inc. due 2007
23.0% Annualized Six Month Reverse Convertible Notes Linked to “US Automotive Large Caps” due 2007
40.70% Reverse Convertible Notes linked to InterOil Corporation due 2007
24.75% Reverse Convertible Notes linked to MetroPCS Communications, Inc. due 2007
14.00% Six Month Reverse Convertible Notes linked to First BanCorp., due 2007
13.00% Reverse Convertible Notes Linked to The Andersons, Inc. due 2007
15.50% Enhanced Yield Securities linked to the Common Stock of Hess Corporation due 2008
36.00% Reverse Convertible Notes linked to Echelon Corporation due 2008
21.10% Reverse Convertible Notes linked to Apple Inc. due 2008
20.40% Reverse Convertible Notes linked to IntercontinentalExchange Inc. due 2008
32.00% Reverse Convertible Notes linked to First Solar, Inc. due 2008
33.40% Reverse Convertible Notes linked to Rambus Inc. due 2008
41.10% Reverse Convertible Notes linked to Force Protection, Inc. due 2008
10.00% Six Month Reverse Convertible Notes linked to iShares MSCI Germany Index Fund
20.20% Reverse Convertible Notes linked to Echelon Corporation, due 2008
41.20% Reverse Convertible Notes linked to InterOil Corporation, due 2008
12.00% 1 Year Knock-In Reverse Convertible Securities linked to the performance of OmniVision Technologies, Inc. due 2008
14.75% Reverse Convertible Notes Linked to AirTran Holdings, Inc. due 2008
11.70% Reverse Convertible Notes Linked to Boston Scientific Corporation due 2008
13.05% Reverse Convertible Notes Linked to Focus Media Holding Limited due 2008
14.00% Reverse Convertible Notes Linked to Frontier Oil Corporation due 2008
12.65% Reverse Convertible Notes Linked to NYSE Euronext due 2008
19.00% Reverse Convertible Notes Linked to ValueClick, Inc. due 2008
17.25% One Year Reverse Convertible Notes Linked to “2007 Dogs of the Dow” due 2008
33.00% Reverse Convertible Notes linked to Force Protection, Inc., due 2008
9.45% Reverse Convertible Notes linked to IntercontinentalExchange, Inc., due 2008
21.10% Reverse Convertible Notes linked to Overstock.com, Inc., due 2008
25.20% Reverse Convertible Notes linked to Valueclick, Inc., due 2008
1 Year USD Denominated NOKGBP Currency Linked Note due 2008
14.50% Enhanced Yield Securities Linked to the Common Stock of Las Vegas Sands Corp. due 2008
16.75% One Year Reverse Convertible Notes Linked to “2007 Dogs of the Dow for February 2007” due 2008
12.50% Reverse Convertible Notes Linked to Chicago Bridge & Iron Company N.V. due 2008
17.75% Reverse Convertible Notes Linked to E*TRADE Financial Corporation due 2008
13.05% Reverse Convertible Notes Linked to Las Vegas Sands Corp. due 2008
14.50% Reverse Convertible Notes Linked to NYSE Euronext due 2008
15.10% Reverse Convertible Notes Linked to Potash Corporation of Saskatchewan Inc. due 2008
15.80% Reverse Convertible Notes Linked to Research in Motion Limited due 2008
17.20% Reverse Convertible Notes Linked to Titanium Metals Corporation due 2008
13.00% Six Month RevCon Linked to Forest Laboratories, Inc. due 2008
32.00% Reverse Convertible Notes linked to Force Protection, Inc. due 2008
33.10% Reverse Convertible Notes linked to InterOil Corporation due 2008
36.00% Three Month Reverse Convertible Notes Linked to “LatAm Large Caps and Apple Inc.” due 2008
Index Linked Notes Linked to the Goldman Sachs China Select Index (Non-principal Protected) due 2008
13.25% Enhanced Yield Securities Linked to the Common Stock of Goldman Sachs Group, Inc. due 2008
13.00% Enhanced Yield Securities Linked to the Claymore YieldStream 10 Energy Sector Series 2007-A due 2008
25.00% Three Month Reverse Convertible Notes linked to Research In Motion Limited due 2008
9.50% Reverse Convertible Notes linked to The Williams Companies, Inc. due 2008
10.50% Reverse Convertible Notes linked to The Charles Schwab Corporation due 2008
11.00% Reverse Convertible Notes linked to Merrill Lynch & Co., Inc. due 2008
20.00% Reverse Convertible notes linked to General Motors Corporation due 2008
11.30% Reverse Convertible Notes linked to The Goldman Sachs Group, Inc. due 2008
18.15% Reverse Convertible Notes linked to The Goodyear Tire & Rubber Company due 2008

14.20% Reverse Convertible Notes linked to Hertz Global Holdings, Inc. due 2008
14.20% Reverse Convertible Notes linked to United States Steel Corporation due 2008
3-Month Levered Floating Rate Notes due 2008
18.00% Enhanced Yield Securities linked to the common stock of Citigroup Inc. due 2008
22.00% Enhanced Yield Securities linked to the commond stock of Apple Inc. due 2008
18.00% Enhanced Yield Securities linked to the common stock of Citigroup Inc. due 2008
22.00% Enhanced Yield Securities linked to the common stock of Apple Inc. due 2008
12.00% Reverse Convertible Notes linked to Oshkosh Truck Corporation due 2008
26.40% Reverse Convertible Notes linked to Baidu.com, Inc. (BIDU) due 2008
34.05% Reverse Convertible Notes linked to Federal National Mortgage Association (FNM) due 2008
17.75% One Year Reverse Convertible Notes Linked to “Dogs of the Dow for March 2007” due 2008
11.00% Enhanced Yield Securities linked to the Common Stock of Morgan Stanley due 2008
16.00% Reverse Convertible Notes linked to Southern Copper Corporation due 2008
16.45% Reverse Convertible Notes linked to Potash Corporation of Saskatchewan Inc. due 2008
14.00% Enhanced Yield Securities Linked to the Common Stock of Alcoa, Inc. due 2008
14.00% Enhanced Yield Securities linked to the common stock of Alcoa Inc. due 2008
6.8-Month BRL vs. US Dollar Binary Note due 2008
14.35% Reverse Convertible Notes linked to Advanced Micro Devices, Inc. due 2008
17.75% Reverse Convertible Notes linked to Elan Corporation plc due 2008
14.85% Reverse Convertible Notes linked to Garmin Ltd. due 2008
15.20% Reverse Convertible Notes linked to Las Vegas Sands Corp. due 2008
17.30% Reverse Convertible Notes linked to NutriSystem, Inc. due 2008
35.50% Reverse Convertible Notes linked to Savient Pharmaceuticals, Inc. due 2008
15.15% Reverse Convertible Notes linked to Under Armour, Inc. due 2008
17.25% One Year Reverse Convertible Notes linked to “Dogs of the Dow for April 2007” due 2008
Enhanced Yield Securities Linked to the Claymore YieldStreamSM 20 Series 2007-A due 2008
15.85% Reverse Convertible Notes linked to Foster Wheeler Ltd. due 2008
15.00% Reverse Convertible Notes linked to The Shaw Group Inc. due 2008
25.0% Six Month Reverse Convertible Notes linked to a Basket of AMZN/AAPL/GOOG/RIMM due 2008
16.00% Enhanced Yield Securities linked to Amazon.com, Inc. due 2008
14.50% Enhanced Yield Securities linked to the common stock of United States Steel Corporation due 2008
11.25% Enhanced Yield Securities linked to the common stock of Schlumberger Limited due 2008
15% Enhanced Yield Securities linked to the common stock of Peabody Energy Corporation due 2008
One Year 13.75% Reverse Convertible Notes linked to Vertex Pharmaceuticals Incorporated due 2008
19.00% Reverse Convertible Notes linked to “The Dow Flying Five” due 2008
23.50% Reverse Convertible Notes linked to “The Dow Flying Five” due 2008
30.00% Six Month Worst-of, Knock-In Reverse Convertible Securities, Linked to the common stock of Apple Inc. (“AAPL”), Cisco Systems, Inc. (“CSCO”), General Motors Corporation (“GM”), Verizon Communications Inc. (“VZ”) due 2008
30.00% Six Month Worst-of, Knock-In Reverse Convertible Securities, Linked to the Common Stock of Amazon.com, Inc. (“AMZN”), Coach, Inc. (“COH”), Freeport-McMoRan Copper & Gold, Inc. (“FCX”), Intel Corporation (“INTC”) due 2008
Turkish Lira Bull Note due 2008
17.0% One Year Reverse Convertible Notes Linked to “Dogs of the Dow for May 2007” due 2008
20.75% Reverse Convertible Notes linked to iShares® FTSE/Xinhua China 25 Index Fund due 2008
20.00% Reverse Convertible Notes linked to Smith & Wesson Holding Corporation due 2008
25.20% Six Month Reverse Convertible Notes linked to “Technology Large Caps”, due 2008
14.50% Enhanced Yield Securities linked to the common stock of The Blackstone Group L.P. due 2008
12.50% Enhanced Yield Securities linked to the common stock of NYSE Euronext due 2008
12.00% Enhanced Yield Securities linked to the common stock of Sunoco, Inc. due 2008
22.10% Reverse Convertible Notes Linked to First BanCorp due 2008
9.00% One Year Reverse Convertible Notes Linked to Popular, Inc. due 2008
Dow Jones — AIG Commodity IndexSM — Total Return Linked Notes due 2008
10.75% Enhanced Yield Securities Linked to the Claymore YieldStream 20 Series 2007-B due 2008
17.0% One Year Reverse Convertible Notes Linked to “Dogs of the Dow for June 2007” due 2008
11.15% Reverse Convertible Notes linked to MasterCard Incorporated due 2008
10.00% Reverse Convertible Notes linked to AT&T Corp. due 2008

13.50% Reverse Convertible Notes linked to Marathon Oil Corporation due 2008
8.00% Reverse Convertible Notes linked to Wal-Mart Stores, Inc. due 2008
19.40% Reverse Convertible Notes linked to Freeport-McMoRan Copper & Gold Inc. (FCX) due 2008
Turkish Lira Bullnote due 2008
10.65% Reverse Convertible Notes Linked to Corning Incorporated due 2008
11.10% Reverse Convertible Notes Linked to iShares® MSCI® Emerging Markets IndexSM due 2008
11.10% Reverse Convertible Notes Linked to Peabody Energy Corporation due 2008
13.15% Reverse Convertible Notes Linked to Western Refining, Inc. due 2008
Index+ Notes linked to the iShares MSCI Emerging Markets Index Fund due 2008
Index+ Notes linked to the iShares MSCI Emerging Markets Index Fund due 2008
14.25% One Year Reverse Convertible Notes linked to Aventine Renewable Energy Holdings, Inc. due 2008
18 Month BRIC + 2 Note due 2008
15.0% One Year Reverse Convertible Notes Linked to a “Banking Basket” due 2008
11.05% Reverse Convertible Notes linked to Archer-Daniels-Midland Company due 2008
10.80% Reverse Convertible Notes linked to Citigroup Inc. due 2008
12.80% Reverse Convertible Notes linked to eBay Inc. due 2008
10.20% Reverse Convertible Notes linked to The Home Depot, Inc. due 2008
11.45% Reverse convertible Notes linked to Louisiana-Pacific Corporation due 2008
Turkish Lira Bullnote due 2008
14.30% One Year Reverse Convertible Notes Linked to ViroPharma Incorporated due 2008
9.05% Reverse Convertible Notes Linked to Caterpillar Inc. due 2008
11.05% Reverse Convertible Notes Linked to Deere & Company due 2008
12.10% Reverse Convertible Notes Linked to Valero Energy Corporation due 2008
13.50% Auto Redeemable Enhanced Yield Securities Linked to the Common Stock of Apple Inc. due 2008
13.60% Reverse Convertible Notes linked to Centene Coporation due 2008
11.00% Reverse Convertible Notes linked to Rowan Companies Inc. due 2008
8.00% Mandatory Exchangeable Notes linked to the common stock of ABB Ltd due 2008
15.00% Auto Redeemable Enhanced Yield Securities Linked to the Common Stock of General Motors Corp. due 2008
10.00% Reverse Convertible Notes linked to Harley-Davidson, Inc. due 2008
S&P 500® Triple Up Appreciation Index-Linked Notes due 2008
12 Month Ruble Basket Binary Note due 2008
12 Month Leveraged Ruble Basket Note due 2008
14.60% Reverse Convertible Notes linked to Research In Motion Limited, due October 17, 2008
9.60% Reverse Convertible Notes linked to Johnson Controls, Inc., due 2008
12.05% Reverse Convertible Notes linked to KBR, Inc., due 2008
13.40% Reverse Convertible Notes linked to Massey Energy Company, due 2008
21% One Year Reverse Convertible Notes linked to a “Natural Resources Basket” due 2008
13.00% Reverse Exchangeable Notes linked to Time Warner Inc. due 2008
Enhanced Participation Notes linked to the TOPIX Index due 2008
Index Linked Note linked to the Goldman Sachs Asia Select Index due 2008
One Year Citi Carry Currency Dynamic USD Unfunded Index Notes due November 27, 2008
15.30% Reverse Convertible Notes linked to Research In Motion Limited due 2008
21.50% One Year Reverse Convertible Notes Linked to “Dogs of the Dow for November 2007” due 2008
Enhanced Participation Stock-Linked Notes Linked to Microsoft Corporation (Non-principal protected) due 2008
100% Principal Protected Currency-Linked Notes due 2008
Index Linked Notes Linked to the Goldman Sachs Asia Select Index (Non-principal Protected) due 2008
Enhanced Participation Notes linked to TOPIX Index due 2008
26.00% One Year Reverse Convertible Notes Linked to “Dogs of the Dow for December 2007” due 2008
18.45% Reverse Convertible Notes linked to Capital One Financial Corporation (COF) due 2008
10.30% Reverse Convertible Notes linked to ConocoPhillips (COP) due 2008
13.50% Reverse Convertible Notes linked to Corning Incorporated (GLW) due 2008
11.20% Reverse Convertible Notes linked to MetLife, Inc. (MET) due 2008
11.65% Reverse Convertible Notes linked to NYSE Euronext (NYX) due 2008
14.00% Reverse Convertible Notes linked to Peabody Energy Corporation (BTU) due 2008
10% Callable Enhanced Yield Securities linked to the common stock of Apple Inc. due 2009
2 Year Emerging Basket FX Note due 2009

Enhanced Participation Notes linked to the TOPIX® Index due 2009
2 Year FX Basket Note due 2009
Principal Protected Notes linked to a Basket of Emerging Market Currencies due 2009
Enhanced Growth Securities Linked to the S&P 500® due 2009
Enhanced Participation Notes linked to the MSCI Taiwan IndexSM due 2009
Index Linked Notes Linked to the Goldman Sachs Taiwan Select index (Non-principal Protected) due 2009
Enhanced Participation Notes linked to the TOPIX Index due 2009
Absolute Return Range Notes linked to S&P 500 Index due 2009
Enhanced Growth Securities Linked to the S&P 500® due 2009
100% Principal Protected Currency-Linked Notes due 2009
Index Linked Notes Linked to the Goldman Sachs Taiwan Select Index due 2009
Enhanced Participation Note linked to the shares of iShares® MSCI® Emerging Markets IndexSM Fund due 2009
FX Basket-Linked Note linked to the “USD Depreciation Basket” due 2009
Capped Principal Protected Note Linked to the S&P 500® Index, MSCI® EAFE Index and shares of the iShares® MSCI® Emerging Markets IndexSM Fund due 2009
Enhanced Growth Securities Linked to the S&P 500® due 2009
Enhanced Growth Securities linked to the common stock of General Electric Company due 2009
Absolute Return Range Notes linked to Russell 2000® Index due 2009
Absolute Return Range Notes linked to the Financial Select SPDR Fund due 2009
Enhanced Participation Index-Linked Note linked to the MSCI Taiwan Index due 2009
Enhanced Outperformance Notes Linked to a basket of High International Demand Stocks and a basket of Low International Demand Stocks due 2009
2-Year CMS Range Accrual Notes due 2009
Enhanced Participation Note Linked to the MSCI EAFE Index due 2009
2 Year FX Basket Note due 2009
$100,000,000.00 4.60% Notes due 2009
Enhanced Outperformance Notes Linked to a basket of High International Demand Stocks and a basket of Low International Demand Stocks due 2009
Two Year Citi Carry Currency Dynamic USD Unfunded Index Notes due 2009
Commodity-Linked Notes due 2009
S&P GS Light Energy Enhanced Strategy Notes due 2010
Enhanced Participation Note Linked to the MSCI® EAFE Index due 2010
Capped Principal Protected Notes linked to the Dow Jones Euro STOXX 50® Index, the FTSETM 100 Index, the TOPIX® Index and the Swiss Market Index® due 2010
Exchangeable Notes Linked to a Basket of Indices due 2010
EUR 1,250,000,000.00 4.375% Notes due 2010
Auto-Callable Notes linked to the S&P 500® Index and TOPIX® Index due 2010
100% Principal Protected Notes Linked to a Basket of Commodities due 2010
FX Basket-Linked Notes linked to the “Asian Appreciation Basket” due 2010
FX Basket-Linked Notes linked to the “Asian Appreciation Basket” due 2010
Buffered Securities® Linked to the Credit Suisse Water Index (Non-principal Protected)
5.000% Notes due 2012
Accelerated Return Equity Securities (ARES)SM linked to the Credit Suisse Water Index due 2012
Accelerated Return Equity Securities (ARES)SM linked to the Credit Suisse Water Index (Non-principal Protected) due 2012
5-Year Commodity Linked Note linked to the Dow Jones — AIG Commodity IndexSM due 2012
5 Year Commodity Linked Note linked to the Dow Jones — AIG Commodity IndexSM due 2012
5.01% Notes due 2013
1.60% Yen 50,000,000,000.00 Notes due 2014
0.25% Exchangeable Notes due July 30, 2014 Exchangeable for the common stock of Johnson Controls Inc. due 2014
5.5% Notes due 2017
10-Year LIBOR Range Accrual Note due 2018
15 Year Callable Range Notes due 2022
15-Year Callable Range Notes due 2022
20-Year Callable Leveraged CMS Spread due 2027
30-Year Callable Zero Coupon Notes due 2037

Page
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	77
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	77
Item 15. Controls and Procedures	77
Item 16.	78
Item 16.A. Audit Committee Financial Expert	78
Item 16.B. Code of Ethics	78
Item 16.C. Principal Accountant Fees and Services	78
Item 16.D. Exemptions from the Listing Standards for Audit Committees	78
Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers	79
PART III
Item 17. Financial Statements	80
Item 18. Financial Statements	80
Item 19. Exhibits	80
Signatures
Exhibit 1.1
Exhibit 1.2
Exhibit 4.1
Exhibit 4.2
Exhibit 4.3
Exhibit 7.1
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
EX-4.2
EX-4.3
EX-7.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-15.1

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
     Actual results, performance or events may differ materially from those in such statements due to, without limitation:
•	changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate,

•	volatility in the international financial markets,

•	foreign exchange rate and interest rate fluctuations,

•	volatility in the fair value of our liquidity portfolio,

•	the ability of counterparties to meet their obligations to us,

•	the effects of, and changes in, fiscal, monetary, trade and tax policies,

•	operational factors such as systems failure, human error, or the failure to properly implement procedures,

•	the effects of changes in laws, regulations or accounting policies or practices, and

•	various other factors beyond our control.
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
PRESENTATION OF INFORMATION AND EXCHANGE RATES
     In this annual report, we use the term “Eksportfinans” for Eksportfinans ASA. We use the term “Kommunekreditt” for Eksportfinans’ subsidiary, Kommunekreditt Norge AS. The terms “us”, “we”, “our”, the “Group”, the “Eksportfinans Group” and “Company” refer to Eksportfinans and Kommunekreditt as a financial group.
     Except as otherwise specified, all amounts in this annual report are expressed in Norwegian kroner (kroner, NOK or krone).

     For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (U.S. dollars, $ or USD) in this annual report have been made at the rate of NOK 5.4310 = $1.00 ($0.1841 = NOK 1.00), the noon buying rate of the Federal Reserve Bank of New York on December 31, 2007. On June 25, 2008, such rate was NOK 0.1958 = $1.00 ($5.1061 = NOK 1.00). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.
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
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
Item 3. KEY INFORMATION
  A. SELECTED FINANCIAL DATA
     The following income statement and balance sheet data, expressed in NOK, have been selected from our audited consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006.
     We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. Prior to 2007, we prepared our financial statements in accordance with accounting principles generally accepted in Norway (Norwegian GAAP) (although figures for 2006 have also been prepared under IFRS for comparative purposes). The effects of the transition to IFRS are disclosed in Item 18, “First time adoption of international financial reporting standards (IFRS)”.
     The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements for 2007 and 2006 and the notes included elsewhere herein.

INCOME STATEMENT DATA
Year ended December 31,

	2007	2007		2006

	(USD million)		(NOK million)
Interest and related income on loans and receivables due from credit institutions	250	1,359		878
Interest and related income on loans and receivables due from customers	819	4,450		2,488
Interest and related income on securities	567	3,077		1,967
Other interest and related income	8	41		20

Total interest and related income	1,644	8,927		5,353

Interest and related expenses on commercial paper and bond debt	1,506	8,180	4,733
Interest and related expenses on subordinated debt	13	71	65
Interest and related expenses on capital contribution securities	7	40	38
Other interest and related expenses	14	74	58

Total interest and related expenses	1,540	8,366	4,894

NET INTEREST INCOME	103	561	459

Income on investments in group companies	0	0	0

Commissions and income related to banking services (1)	1	4	6
Commissions and expenses related to banking services	1	7	7

Net gains/(losses) on trading portfolio	(109)	(590)	3
Net gains/(losses) on foreign currencies	0	2	3
Net gains/(losses) on other financial instruments at fair value	(0)	(1)	(75)

Other income	1	8	6

NET OTHER OPERATING INCOME	(108)	(584)	(65)

TOTAL INCOME	(4)	(23)	394

Salaries and other administrative expenses	28	152	145
Depreciation	4	22	19
Other expenses	2	12	13

TOTAL OPERATING EXPENSES	34	187	177

Impairment charges on loans	0	0	0

PRE-TAX OPERATING PROFIT/(LOSS)	(39)	(210)	217

Taxes	(11)	(61)	58

PROFIT/(LOSS) FOR THE YEAR	(27)	(149)	159

Dividends paid	40	219	115

Shares outstanding at December 31,	151,765	151,765	151,765

PER SHARE DATA:
(thousands of USD/NOK)
Net income	-0.18	-0.98	1.05
Dividends proposed (2)	—	—	1.44

Ratio of earnings to fixed charges (3)	0.97	0.97	1.04

The amount of coverage deficiency (3):	39	210

BALANCE SHEET DATA
As of December 31,

	2007	2007	2006
	(USD million)	(NOK million)
ASSETS
Cash	0	0	0
Loans and receivables due from credit institutions	5,033	27,334	21,408
Loans and receivables due from customers	18,188	98,777	78,954
Securities	14,755	80,133	63,920
Financial derivatives	1,794	9,744	6,978
Investments in group companies	0	0	0
Deferred tax asset	15	79	0
Intangible assets	5	27	25
Property, plant, equipment and investment property	41	222	224
Other assets	443	2,405	857

TOTAL ASSETS	40,272	218,720	172,365

LIABILITIES
Deposits by credit institutions	60	324	47
Commercial paper debt	5,759	31,277	6,049
Bond debt	32,229	175,038	154,506
Financial derivatives	1,277	6,935	5,302
Taxes payable	22	122	99
Deferred tax liabilities	0	0	104
Other liabilities	66	360	950
Provisions	12	65	57
Subordinated debt	254	1,379	1,604
Capital contribution securities	103	559	618

Total liabilities	39,782	216,058	169,336

SHAREHOLDERS EQUITY
Share capital	293	1,594	1,594
Share premium reserve	30	162	162
Other equity	167	906	1,273

Total shareholder’s equity	490	2,662	3,029

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	40,272	218,720	172,365

FINANCIAL RATIOS/OPERATING STATISTICS
Return on average equity (4)		-5.44%	5.30%
Dividend (as a percentage of share capital)		—	13.70%
Return on assets (5)		0.29%	0.29%
Ratio of operating and administrative expenses to average assets		0.09%	0.11%

BALANCE SHEET STATISTICS
Capital adequacy (6)		9.55%	12.20%
Public sector share of total loans as borrowers or guarantors (7)		56.80%	60.80%
Total loans outstanding/ total assets		57.01%	57.47%

(1)	Income on guarantees is included in this item — see notes 33.3 to our audited consolidated financial statements.

(2)	The dividend per share amount for each year represents the distribution out of net income proposed by the Board of Directors for that year. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders of Eksportfinans. The proposed dividend for each year was approved at the annual general meeting of Eksportfinans held during the following year and was paid in such following year.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and amortized premiums/discounts on bond debt issued. The ratio of earnings to fixed charges had a deficit in 2007 of NOK 210 million (USD 39 million) due to the loss resulting from unrealized losses on financial instruments incurred during that period.

(4)	Profit for the period divided by average equity.

(5)	Net interest including provisions for the period divided by average equity.

(6)	As provided by the Norwegian Financial Activity and Financial Institutions Act 1988, the Ministry of Finance and Customs has prepared new guidelines for measuring capital adequacy, which took effect on January 1, 2007. As permitted by that act, Eksportfinans has elected the option to postpone application of the new regulations until 2008. The issuance of new share capital for NOK 1.2 billion completed in the first quarter of 2008 significantly improves the capital adequacy ratios. The capital adequacy ratio on March 31, 2008 was 10.9%.

(7)	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
Exchange Rates
     The following tables set forth, for the periods indicated, information concerning the exchange rate for Norwegian kroner into U.S. dollars based on the noon buying rate of the Federal Reserve Bank of New York, expressed in Norwegian kroner per U.S. dollar.
     The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end
2003	7.0627	6.6660
2004	6.4682	6.7444
2005	6.7241	6.0794
2006	6.3582	6.2287
2007	5.8109	5.4310
     The following table sets forth the high and low noon buying rates for the periods shown:

	High	Low
December 2007	5.5944	5.4047
January 2008	5.5487	5.2637
February 2008	5.1898	5.5546
March 2008	5.0800	5.2780
April 2008	5.1876	4.9467
May 2008	5.1463	4.9861
June 2008 (through June 25)	5.2380	5.0327
The noon buying rate on June 25, 2008, was NOK 0.1958 = $1.00 ($5.1061 = NOK 1.00).
  B. CAPITALIZATION AND INDEBTEDNESS
     Not applicable.
  C. REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.

  D. RISK FACTORS
     Negative developments in the Norwegian export industry, which benefits significantly from high oil prices, and in the Norwegian economy may decrease the volume of export loans and loans to municipalities and counties and harm our business.
     If there were a decrease in demand for products and goods exported from Norway, Norwegian exporters who fund their export credits through Eksportfinans may decrease or discontinue their use of Eksportfinans’ services. This would have an adverse effect on our ability to generate revenue through the disbursement of new loans through our export credit lending business. The same would be the case if major exporters who normally fund their export credits through Eksportfinans were to move the production of their goods and services out of Norway. Our export lending business currently benefits from high oil prices inducing high demand for oil rigs, ships, jack up equipment, and other oil-related equipment. A significant fall in oil prices or a continuous fall over a period of time may therefore have a negative impact. Furthermore market interest rates in main markets have been rising making Commercial Interest Reference Rate (CIRR) loans relatively more attractive, which has also boosted demand to borrow from Eksportfinans under the CIRR agreement. Falling market interest rates may therefore considerably reduce the demand for CIRR loans, especially in relation to the two main currencies (NOK and USD) in which we make loans.
     Similarly, if the Norwegian political, legal or economic environment should become unable to support borrowing by municipalities and counties, the volume of loans made by Kommunekreditt to these entities will decrease, negatively affecting Kommunekreditt’s income and business.
     A decision by the Norwegian Government to discontinue government support of export loans or a termination or unilateral adverse modification by the Norwegian Government of its agreement with us could have a detrimental effect on our income and business.
     Eksportfinans is, through an agreement with the Norwegian Government referred to as the “108 Agreement”, the exclusive provider of government-supported export credits in Norway. In return, the Norwegian Government makes payments to Eksportfinans sufficient to offset any interest and foreign exchange losses relative to certain reference points set forth in the 108 Agreement that occur in connection with Eksportfinans’ foreign currency loans, borrowings and NOK transactions related to such lending. Conversely, if Eksportfinans realizes a gain in connection with its foreign currency lending, borrowing or related transactions, it must pay such gain to the Norwegian Government. The 108 Agreement has no set expiration date, but provides that either party may ask for discussions if the agreement does not fulfill that party’s expectations and that each of the parties may with six months’ notice terminate the agreement with respect to future commitments. The 108 Agreement will remain effective until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled. Since the arrangement significantly assists in securing Eksportfinans’ business, revenues, and credit ratings, if it were to be unfavorably amended or terminated, Eksportfinans’ profit margins, income and business would be adversely affected.
     In 2006, the Ministry of Trade and Industry initiated a review of the 108 Agreement. The Ministry of Trade and Industry and Eksportfinans agreed on some technical and compensatory amendments on July 6, 2007. However, a more general review of the Government’s support for export credits was also undertaken, and this is expected to continue throughout 2008. The outcome of this review is uncertain. The Government may determine to continue the support as it currently does, completely discontinue such support or continue on a different scale, with a different organization and/or different terms and conditions. A reduction or termination of government-supported loans by the Norwegian Government would have a negative effect on Eksportfinans’ ability to remain competitive and would negatively affect Eksportfinans’ profit margin, income and business. See Item 4.B. “Business Overview — LOANS — Export Lending — General” and “ — Arrangement with the Norwegian Government”.
     We have experienced significant unrealized losses and may continue to experience losses and volatility in our results.
     The application of IFRS, which we adopted in 2007, results in an increased use of fair values compared to our previously applied accounting principles. See Item 18 for further information on the IFRS application. IFRS causes larger variations in the profit and loss accounts from period to period than under previously applied accounting principles, and accordingly our results are subject to greater volatility. The situation in the international credit markets in the second half of 2007 negatively influenced the mark-to-market value of the portfolios of securities leading to unrealized gains and losses on financial instruments, and affecting both securities that were measured at fair value prior to the IFRS implementation and securities that are measured at fair value only due to the IFRS implementation. See note 5 and 6 to the financial statements for further information. Continuing market disruptions could mean a further widening of credit spreads and further decreases in the market value of our liquidity portfolio, resulting in additional unrealized losses. Changes in fair values on other financial instruments that are measured at fair value may also lead to volatility in results.

     Events in the credit markets may decrease liquidity, increase our borrowing costs or make us uncompetitive, each of which would reduce our earnings
     If the disruptions in the international capital markets should continue and liquidity should become more scarce, it may become necessary for us to offer increased interest rates in the capital markets in order to obtain financing or we may not be able to obtain the levels of funding necessary to continue our business at historical levels or otherwise at the level we desire. We may not be able to pass on all of these increased interest costs to our borrowers, or our lending volumes may decrease as potential borrowers choose not to proceed with projects based on increased borrowing costs. In addition, the Company must compete with domestic and foreign financial institutions in the capital markets for financing and if the increase in our financing cost were higher than the increase experienced by our competitors, it could make us uncompetitive Competition could raise the cost of financing to the Company by forcing it to offer higher interest rates in order to attract investors. Increased cost of funding may result in lower margins on loans extended by the Company and on its investments. Any decrease in the average interest income on the Company’s assets relative to the average interest expense on its liabilities will reduce the Company’s net income. In addition, hedging and other risk management strategies may not be effective when markets are experiencing extreme, unanticipated or disrupted conditions. Any of these factors would likely lower the Company’s profit margins and earnings and negatively affect the Company’s business and results of operations.
     A downgrade may substantially reduce our earnings.
     98% of our funding requirements are met through the issuance of securities, primarily in the international capital markets. As a result, we are dependent on our access to the international capital markets. The cost and availability of financing is generally dependent on our credit rating. The Company currently has favorable credit ratings from various credit rating agencies, although in November 2007 Moody’s Investors Service changed the outlook on our Aaa long-term debt ratings from stable to negative. The Company’s credit rating depends on many factors, some of which are outside of our control. Factors that are significant in determining our credit ratings or that otherwise could affect our ability to raise financing include our ownership structure (as discussed below), asset quality and value, liquidity profile, capital ratios, prudent borrowing, government support and public policy role as the only specialized export lending institution in Norway. A deterioration in any of these factors or combination of these factors may lead rating agencies to downgrade our credit rating or put us on credit watch. If the Company were to receive a downgrade in its credit rating or be placed on credit watch, it would likely become necessary to offer increased interest rates in the capital markets in order to obtain financing, which would likely substantially lower the Company’s profit margins and earnings and negatively affect the Company’s business and results of operations.
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
     Reduced differences in swap spreads may reduce our interest margins.
     The substantial majority (approximately 90% in 2006 and 2007) of loans extended by the Company are floating rate loans. The Company funds its business activities through the international capital markets mainly by issuing fixed-rate debt and swapping it into floating-rate liabilities in Norwegian kroner, euro or U.S. dollars (the Company’s base currencies). Reduced differences between the new issue spreads and the swap spreads, all other things being equal, will have a negative impact on the Company’s earnings.
     Our hedging strategies may not prevent losses.
     The Company is constantly attempting to manage interest rate, currency, credit and other market-related risks, as well as refinancing risks. However, our hedging strategies and other risk management techniques may not be effective in all markets or against all types of risks, especially in extreme, unanticipated or disrupted market conditions. If any of the variety of instruments and strategies the Company uses to economically hedge its exposure to these various types of risk is not effective, including for such reasons as human error, the Company may incur losses. In addition, the Company may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.

     Our derivatives counterparties or guarantors for loans may not honor their contracts
     The Company uses derivative instruments to hedge market risk and manage the return on its investments. The Company’s derivative strategies employ a variety of instruments, including foreign exchange forwards, foreign currency swaps and interest rate swaps. In addition, more than 77% of the outstanding loans made by Eksportfinans are secured by guarantees.
     As of December 31, 2007, 18% of our total loans were guaranteed by Norwegian banks. Of that amount, guarantees issued by DnB NOR Bank ASA supported approximately 12.1% of total loans. Further, the Company has entered into the Portfolio Hedge Agreement with its shareholder banks. See Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.
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
     We are subject to translation risk on foreign currencies.
     As an international lending institution, the Company is subject to currency risk. At December 31, 2007, approximately 65.5% of the Company’s risk capital was denominated in Norwegian kroner, with the remaining 34.5% denominated in other currencies. Because a somewhat higher percentage of the Company’s risk-weighted assets than its risk capital is denominated in other currencies and because there are limitations on the exchange rate used in the translation of risk capital to Norwegian kroner the Company’s capital ratio is subject to fluctuations in foreign exchange rates.
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
     Competition in the Company’s business is based on service, product innovation, product features, price and interest rate, commission structure, financial strength and name recognition. The Company competes with a large number of other credit institutions, including domestic and foreign banks. Some of these institutions offer a broader array of products, have more competitive pricing and may have greater financial resources with which to compete. Increasing competition may have significant negative effects on the Company’s results if the Company is unable to match the products and services of its competitors.
     We may issue credit default swaps, which are subject to risks related to changes in credit spreads, credit quality and expected recovery rates of the underlying credit instrument and which may have an adverse effect on our results of operations and financial condition.
     We have in the past issued credit default swaps and may do so again in the future. Credit default swaps are subject to risks related to changes in credit spreads, credit quality and expected recovery rates of the underlying credit instrument (the reference entity). A credit default swap is a contract in which the contract buyer pays, in the case of a short position, or receives, in the case of a long position, a periodic premium until the contract expires or a credit event occurs. In return for this premium, the contract seller receives from, in the case of a short position, or makes a payment to, in the case of a long position, the buyer if there is a credit default or other specified credit event with respect to the reference entity. Should we issue further credit default swaps, a credit event with respect to the reference entity could have an adverse effect on the results of operations and financial condition of the Company.
     The performance of new IT software and administrative procedures may not be as anticipated
     In order to remain compliant with Norwegian laws, in addition to internal risk management considerations, the Company has recently invested in significant IT resources. There is no guarantee that these projects will perform as anticipated, which could have a negative effect on the Company’s business and operations. Malfunction of eFunding over an extended period of time also could have a negative effect on our funding activities and our business and margin. See Item 5.B “Liquidity and Capital Resources General”.

     Material weaknesses in the internal controls may be identified in the process of complying with the requirements of the Sarbanes-Oxley Act relating to internal controls over financial reporting, and our reputation may be impaired and further expense and management resources may be required to rectify such weaknesses.
     Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations require us to include in our annual reports an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on management’s assessment. The requirement for management’s assessment is met in this annual report on Form 20-F for the year ending December 31, 2007. The auditor’s attestation is, under current regulation, required for the first time for the year ending December 31, 2009.
     We have implemented a process to evaluate our internal control systems on a continuous basis to allow our management to report on, and our auditors to attest to, the effectiveness of our internal control over financial reporting. While we have dedicated a significant amount of time and resources to ensure the effectiveness of internal controls, there can be no assurance that all internal controls are effective. If our assessment of our internal control over financial reporting identifies material weaknesses that must be disclosed, or if we receive an attestation with an adverse opinion from our auditors as to the internal control over financial reporting, our reputation may be impaired and further expense and management resources may be required to rectify such weaknesses.
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
     In its export lending business the Company extends loans to both Norwegian and foreign companies in furtherance of Eksportfinans’ strategy of promoting financing for Norwegian exports and the international operations of Norwegian industry. Eksportfinans provides both commercial loans and government-supported financing. See Item 4.B. “Business Overview — LOANS — Export Lending - General”. Eksportfinans’ loans are supported by or extended against guarantees issued by, or claims on, certain specific types of entities or collateral.
     In its municipal and county lending business Kommunekreditt extends long term loans to Norwegian local governments. See Item 4.B. “Business Overview – LOANS — Municipality and Lending - General.” Kommunekreditt’s loans to municipalities and counties are not guaranteed or otherwise credit enhanced. Kommunekreditt’s loans to companies, however, are extended against guarantees from banks, municipalities or counties. See Item 4.B. “Business Overview — LOANS — Export Lending - Credit Support for Loans and “Business Overview — LOANS — Municipality and Lending — Credit Support”.
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
     Export lending. Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. This also includes financing for the purchase of Norwegian-produced ships and capital goods by Norwegian companies operating in the international offshore oil and gas industry. Eksportfinans provides both fixed and floating rate commercial loans and government-supported financing. Since 1978 Eksportfinans has been the exclusive provider of government-supported export credits in Norway.
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
     Our principal assets are our loans and investments, which are financed by our equity capital and by borrowings principally in the international capital markets. Our principal source of income is the excess of our interest revenue on our assets over the interest expense on our borrowings. The volume of commercial (non-government-supported) financing is higher than government-supported financing as market interest rates historically have made commercial loans more attractive to borrowers. See Item 4.B. “Business Overview — LOANS — Export- Lending — Loan Commitments”. The major Norwegian banks and international banks represented in Norway are active in export lending. We have no reliable data for the Company’s market share of export credits financed by Norwegian institutions. However, as an indication, the Company’s share of loans guaranteed by the Norwegian Guarantee Institute for Export Credits (the Guarantee Institute) is nearly 60%. All of the government-supported loans offered by Eksportfinans are fixed-interest loans in accordance with the OECD Arrangement on Guidelines for Officially Supported Export Credits (the OECD Consensus), which are agreed to by most of the member countries of the Organization for Economic Cooperation and Development (the OECD). At the request of the Norwegian Government, Eksportfinans may also from time to time provide other types of financing, although currently no such loans are outstanding.
     As shown in the chart in Item 4.B. “Business Overview — LOANS — Company — Analysis of Loans - Credit Support”, a significant portion of the Eksportfinans loan portfolio is supported by guarantees (approximately 77% of the export-related balance as of December 31, 2007). The remaining loans are supported by pledges on cash deposits with banks (8%) or represent loans to banks that are qualified by their creditworthiness to act as guarantors (15%). Eksportfinans has to date collected all loans falling due, either from the original obligor or by exercise of guarantees, and therefore has experienced no loan losses.
     In 2005, 2006 and 2007, Eksportfinans experienced a significant increase in applications for loans, which have resulted in commitments and are expected to have a noticeable impact on the amount of loans to be disbursed in 2008 and, to a lesser extent, in 2009. See Item 4.B “Business Overview — LOANS — Export Lending — Loan Commitments”. Typically, applications for loans are filed with Eksportfinans at a very early stage of the relevant project. Often it takes from one to two years from the inception of a project until the loan can be disbursed. See Item 4.B “Business Overview — LOANS — Export Lending — Types of Financing”.
     Municipal lending. In June 1999, Eksportfinans acquired Kommunekreditt. Kommunekreditt engages in long-term financing of Norwegian local governments and has its headquarters in Trondheim, Norway. Kommunekreditt makes loans without any form of credit enhancement to Norwegian municipalities, counties and companies that are the joint undertaking of two or more municipalities (so called joint-municipal companies) as well as to private independent companies against guarantees from municipalities, counties, the Norwegian Government or a bank. From 2006 Kommunekreditt also has been engaged in direct loans to banks in situations where the bank is able to link the credit to a defined portfolio of public sector company loans that can be refinanced via Kommunekreditt. Kommunekreditt provides loans with fixed or floating rates of interest and terms from one month to 10 years both for refinancing existing loans and for new borrowings.
     The credit risk on loans to or with guarantees from Norwegian municipalities or counties is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and/or penalty interest. After a period of postponement of payments it is expected that the Ministry of Local Government will arrange for payments of the municipality’s payment obligations. See “Item 4.B. LOANS — Municipal Lending - General.” The relative share of the Company’s credit exposure to the Kingdom of Norway in terms of loans to or guaranteed by Norwegian municipalities or counties was 49% as of December 31, 2007 (total exposure to the Kingdom of Norway including export-related loans was 56.8 % as of December 31, 2007).
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
     Since Eksportfinans’ acquisition of Kommunekreditt, Kommunekreditt’s total outstanding lending has increased from approximately NOK 6 billion in 1999 to 68.3 billion as of December 31, 2007. The growth in Kommunekreditt’s total outstanding loans in 2007 was 9.7%.

     From 2003 through 2007, annual growth in the sector has ranged between 4-8% and has averaged 6%. In 2007, demand for loans from the municipal sector was slightly lower, approximately 5%, compared to the average growth of 6% for the period from 2003 through 2007. To a large extent, growth over the last five years has been driven by reforms (e.g., mental health care, lowering the school starting age to six, elderly care) in the public sector. These governmental reforms have forced municipalities to make substantial investments in buildings and infrastructure, among other things, in order to comply with new standards. The sector has been and is under pressure to cut costs, and a number of structural changes are being discussed in the political arena. The current Norwegian government, elected in 2005, has increased budget allocations to the municipalities to enhance their abilities to invest in schools, care centers for the young and/or elderly, infrastructure projects and other such projects. As a result, we believe the growth in the municipal lending market will slow slightly compared to the years 2003 — 2007.
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
     All government-supported export loans made by Eksportfinans have been made at fixed rates of interest according to the OECD Consensus terms, described below. Commercial export loans may be made in either fixed or floating rates. Most have been made at floating rates, often with an option permitting the borrower to convert to a fixed rate. The commercial fixed rate is determined by Eksportfinans according to prevailing market terms when the option is exercised.
     Government-Supported Loans. Norway is a member of the OECD and adheres to the OECD Consensus. The terms of the OECD Consensus vary according to the importing country’s gross national product and per capita income, and establish, among other things, minimum interest rates, required down payments and maximum loan maturities applicable to government-supported export financing. The OECD Consensus permits lower interest rates and longer maturities to be offered to poorer nations and prohibits subsidized loans to industrialized countries. The OECD Consensus provides that each government-supported loan entered into after July 1995 must bear interest at a rate equal to the CIRR applicable to the currency and maturity of the loan. The OECD periodically reviews and, if necessary, adjusts CIRRs. The CIRRs represent a reduction in the extent of interest subsidies available for export credits, and the extent of such government support is likely to be further reduced in the years to come. The OECD regularly reviews the system of government-supported export credits.
     Many OECD countries provide financing on the basis of the OECD Consensus, and an important objective of the Norwegian Government has been to ensure that Norwegian exporters are offered export credit facilities that are in line with those of their foreign competitors. Pursuant to this policy, the Norwegian Government established an arrangement with Eksportfinans in 1978 which provides that, with respect to certain types of government-supported export credit lending, the Government will make payments to Eksportfinans sufficient to offset any interest and foreign exchange losses that Eksportfinans might incur in connection with foreign currency loans and borrowings and NOK transactions related to such lending as determined in relation to a reference rate set forth in the agreement. Conversely, if Eksportfinans makes any gains in connection with any such transactions, it must pay those gains to the Government. See Item 4.B. “Business Overview - LOANS — Export Lending — Arrangement with the Norwegian Government”.
     In government-supported loan transactions, the credit terms offered by Eksportfinans to exporters and buyers of capital goods conform to the OECD Consensus minimum interest rates, required down payments and maximum maturities.
     In February 2002, the Norwegian Government introduced the CIRR for the financing of ships built at Norwegian yards in addition to Norwegian-produced capital goods. Increasing oil prices over recent years have resulted in a high demand for new-builds from Norwegian shipyards supplying the offshore oil and gas sector. In combination with favorable CIRR interest rates, this has maintained a high demand from shipping companies for CIRR financing also during 2007, and this trend has continued in 2008.
     Commercial Export Loans. Commercial export loans may be made at fixed or floating rates with certain options to convert from floating to fixed and vice versa and on a medium- or long-term basis, although the majority of such loans have maturities of less than seven years. Commercial loans are offered in most freely convertible currencies and generally have repayment terms that are more flexible than those for government-supported loans. Terms and conditions of Eksportfinans’ commercial loans may be adjusted to match Eksportfinans’ funding, and are based on Eksportfinans’ cost of funds in the domestic and international capital markets. Eksportfinans’ commercial loans are, for the most part, supported by bank guarantees, but may also be supported by guarantees from insurance companies, the Guarantee Institute and other Norwegian or foreign governmental agencies or pledges on cash deposits with banks or may be loans to banks for the purpose of refinancing of their loans to the export industry.
     Types of Financing
     Overview. In the case of export transactions, Eksportfinans engages in two types of financing: (1) contract financing and (2) financing of international and export related activities. Contract financing means financing of export contracts between a Norwegian supplier and a foreign buyer or a Norwegian buyer that operates in the international shipping, oil and gas industry. Financing of international and export related activities involves loans to finance investments in, among other things, storage facilities, production lines or purchases of companies to assist Norwegian companies in expanding internationally. In 2007, contract financing comprised 43% of our lending activities and financing of export activities comprised 57%. The corresponding figures for 2006 were 30% and 70%, respectively. The increased share of contract financing is due to high disbursements of new loans for several reasons. The overall market situation for Eksportfinans’ main customer group was very good in 2007. High oil prices led to substantial demand for deliveries from the Norwegian shipping, oil and gas industry. Further the CIRR interest rate remained attractive to customers during 2007.
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
     More than 77% of our outstanding export loans are guaranteed. The remaining 23% are composed of loans to companies, sovereign states or banks that have a creditworthiness that would otherwise allow us to accept a guarantee from them for repayment of a loan we make, or is credit enhanced by collateral as provided for by our articles of association. Until approximately two years ago, approximately 90% of our loans were guaranteed. The relative increase in loans that are not guaranteed is to a large extent a result of the increase in direct lending to certain Norwegian banks for the financing of their clients within the export industry. In addition, there has been an increase in the volume of cash deposits pledged as security for loans, particularly for officially supported export credits. See Item 4.B. “Business Overview — LOANS -Export Lending — Types of Financing — Financing of international and export related activities”.
     Contract financing. Contract financing includes supplier and buyer credits and project financing. Supplier credits are those in which Eksportfinans has a direct lending relationship with a Norwegian supplier of goods and services. A buyer credit is one where Eksportfinans lends to the foreign purchaser of goods or services originating in Norway. In either case, Eksportfinans typically advances funds to the Norwegian supplier at the time of delivery of the goods and services. The majority of the credits are extended as buyer credits. Terms of repayment for commercial loans are agreed between Eksportfinans and the borrower. Government-supported loans are subject to the repayment terms set by the OECD for such loans. See Item 4.B. “Business Overview - LOANS — Export-Lending — Government-Supported Loans”.
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
     Financing of international and export related activities. Eksportfinans finances activities related to the Norwegian export industry. The loan purpose is typically to finance investments in buildings and machinery for export production or international expansion. Such loans are guaranteed by Norwegian and international banks. In 2005 Eksportfinans also started to extend loans to Norwegian savings banks to fund these banks’ loans to their customers within the export business. This kind of financing is normally less complicated to arrange and extend compared to contract financing and it normally takes approximately one month from start to closing. There has been a considerable demand for this kind of financing from Eksportfinans and total loans to Norwegian saving banks increased from NOK 6,002 million in 2006 to NOK 8,235 million in 2007.
     Loans acquired from banks. With the objective of growing in both types of financing discussed above, Eksportfinans from time to time enters into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for the purchase of the relevant loans. Each loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company pays the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2007, 2006 and 2005 Eksportfinans acquired loans from its shareholders amounting to NOK 4,715, NOK 4,889 million and NOK 2,875 million, respectively. The volume of loans acquired from shareholders fluctuates over time based on eligible loans and the funding situation for the banks.
     Loan Commitments
     Eksportfinans’ total probability weighted loan commitments as of December 31, 2007 amounted to NOK 37,497 million (compared to 28,059 million as of December 31, 2006). The increase is due primarily to high oil prices leading to a high level of activity within the shipping, oil and gas industries. Of this amount NOK 31,682 million (compared to NOK 11,244 million as of December 31, 2006) were committed on government-supported OECD Consensus terms and NOK 5,815 million (compared with NOK 15,130 million as of December 31, 2006) were on pure commercial terms. Some of the loans on government-supported OECD Consensus terms have a built in option for the applicant to convert to commercial terms. This must be exercised by the borrower prior to the final disbursement date. The high increase in commitments for government-supported loans is due to the fact that the interest rates for government-supported loans continued to be very favorable during 2007, as they were in 2006, compared to the corresponding market rates. The loan commitments that are made are, to a large extent, for projects that are at a very early stage and disbursements of loans may not be made for one to two years or at all. See Item 4.B. “Business Overview LOANS- Export Lending — Types of Financing”. Based on market information Eksportfinans expects that out of the total probability weighted loan commitments of NOK 37,497 million approximately NOK 23,000 million will be disbursed during 2008, of which we expect that approximately 60% will be on OECD Consensus terms.
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
     Credit Monitoring and Assessment
     Eksportfinans relies on credit ratings and analyses from the major rating agencies to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio and reports regularly to management and the Board of Directors. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other support for the loans as the ultimate source of repayment.
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
     Guarantees issued by the Guarantee Institute or insurance companies cover political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The terms of guarantees issued by the Guarantee Institute generally provide that the Guarantee Institute is to be notified after a default has continued for 60 days and that claims under the guarantees are payable six months from the date of the borrower’s default. Guarantees issued by the Norwegian Government and its agencies, the Guarantee Institute included, supported 7.8% of our total loans as of December 31, 2007 compared with 5.9 % of total loans as of December 31, 2006.
     The Guarantee Institute’s cover of political risks is 100% of a loan , and its maximum cover for commercial risks is 90%.
     To date, substantially all export-related loans (collateralized loans included) have been made against guarantees from Norwegian and foreign banks, guarantees issued by the Norwegian Government, the Guarantee Institute and other Norwegian governmental agencies and guarantees provided by insurance companies.
     Arrangement with the Norwegian Government
     As a member of the OECD, Norway adheres to the OECD Consensus. The terms of the OECD Consensus, which vary according to importing country, establish minimum interest rates, among other things, and require downpayments and maximum loan maturities for government-supported export financing. The OECD Consensus provides that each government-supported loan entered into on or after August 1995 must bear the CIRR applicable to the currency and maturity of the loan. The CIRR is adjusted monthly by the OECD.
     In 1978 the Norwegian Ministry of Finance entered into the 108 Agreement with Eksportfinans pursuant to a legislative enactment (Storting Proposition No. 108) to permit Eksportfinans to arrange and extend export credits in accordance with the OECD Consensus. The 108 Agreement was signed on June 30, 1978 between the Ministry of Finance and Eksportfinans. The stated purpose of the agreement is to offer Norwegian exporters of capital goods a competitive export credit system. Since August 1995, the 108 Agreement has enabled Eksportfinans to issue export credits at the OECD’s CIRR rates.
     In 2006, the Ministry of Trade and Industry initiated a review of the 108 Agreement. The Ministry of Trade and Industry and Eksportfinans agreed on some technical and compensatory amendments on July 6, 2007. However a more general review of the Government’s support for export credits is continuing and will extend throughout 2008. The outcome of this review is uncertain. The Government may determine to continue the support as it currently does, completely discontinue such support or continue on a different scale with a different organization and/or different terms and conditions.

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
     Approximately 31% of Eksportfinans’ outstanding export-related loans at December 31, 2007 were issued under the 108 Agreement, compared to 19% of export-related loans at the end of 2006. This increase in loans issued under the 108 Agreement is primarily due to the increase in loan disbursements for financing ship-building and oil and gas projects. See Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”. The increase in the volume of loans in 2007 led to an increase in the amount payable by the government under the Agreement in 2009. The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Norwegian Government under this arrangement:

	2009	2008	2007	2006	2005	2004	2003
Amount paid or payable (millions of NOK)	152	38	26	31	35	39	25
Payment in respect of (year)	2007	2006	2005	2004	2003	2002	2001
     Municipal Lending
     General
     Kommunekreditt extends loans to Norwegian municipalities, counties and to inter-municipal companies or companies that are guaranteed by a municipality, county or bank. The risk on loans with municipal security in Norway is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and penalty interest. This is set out in the Local Government Act, approved by the Norwegian Parliament on September 25, 1992. Under section 55 of the Local Government Act, Norwegian municipalities and counties cannot be declared bankrupt. Sections 56 and 57 of the Local Government Act set out provisions on the procedures a municipality or county must follow if a postponement of payments has to be implemented. Section 58 contains procedures to be followed on a return to normal servicing of payment obligations. Since 1945 no Norwegian municipality or county has suspended payment.
     Under these procedures, the Norwegian Government, acting through the Ministry of Local Government, takes over the management of a municipality or county if the local authority is in a financial situation that results in its inability to fulfill its payment obligations. To that end a supervisory board is appointed. As long as the suspension of payments is in force, no payments may be made without the approval and authorization of the supervisory board. The supervisory board is required to approve a new annual budget and a new financing plan for the municipality or county. The annual budget must secure an operating result that is sufficient to cover interest, ordinary installments and necessary provisions. The financing plan must contain a summary of the local authority’s debt burden and how it will be serviced in the coming years. In preparing the financing plan, the supervisory board must consider any government transfers necessary to restore the local authority’s finances to a position where its obligations can once again be serviced. Once the Ministry of Local Government has approved the new financing plan and budget, the supervisory board is dissolved and payments are resumed. From that date the municipality or county must resume servicing its outstanding debt, principal and accumulated interest.
     Although the issue is not free from doubt, based upon interpretations by the Norwegian Ministry of Local Government and the Ministry of Justice, we expect that interest on delayed payments of interest will also accrue during a period of suspension of payment.
     The Norwegian Government is required to ensure that the municipalities are financially able to carry out the functions allocated to them. The Norwegian Government exercises a considerable amount of financial control over municipalities and counties, including setting the tax rate and defining the types of income or assets that are taxable. The Norwegian Government controls municipal expenditure by defining the public services to be undertaken by municipal authorities.
     Detailed rules for financial plans and control systems that municipalities must follow are set for annual budgets, financial plans, financial strategy and account statements. Municipalities and counties that do not comply with these rules need approval of their budgets and borrowings by the Ministry of Local Government (for counties) or the County Governor (for municipalities). Currently, approximately 10% to 15% of the municipalities and counties are in this category, most of them because of minor budget deficits. Over the last two, years the percentage of municipalities and counties in this category has declined.
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
     Types of Financing
     Kommunekreditt’s loans may be made on a medium- or long-term basis. At year-end 2007, 78% of the outstanding loans had a remaining term in excess of five years, compared to 77% in 2006.
     Kommunekreditt provides loans on fixed and floating rate terms with terms ranging from one month to ten years or more.
     Fixed interest rates normally apply for the whole term of the loan. Some loans may have fixed rate of interest for a shorter period than the term of the loan. For such loans, either new fixed rates of interest are agreed, or a loan is repaid. Prepayments of fixed rate loans are subject to a penalty based on the difference between the agreed interest rate and the market interest rate at the time of extraordinary prepayment. At year-end 2007, 14% of total loans outstanding were at fixed interest rates, with the majority having remaining fixed-rate periods in the range of 1 to 5 years, compared to 16% in 2006.
     Floating rate loans bear interest at a rate linked to the Norwegian Interbank Offered Rate (NIBOR) plus a margin or at a discretionary adjustable rate that Kommunekreditt may, with 14 days’ notice, offer to change. If the borrower rejects the new offered interest rate, the loan and accrued interests has to be repaid immediately. At year-end 2007, 86% of total loans outstanding were at floating interest rates, compared to 84% in 2006.
     Loans to joint municipal companies or private independent companies are made with guarantees from municipalities, counties, the Norwegian central government or a bank. A credit assessment is made for all companies where a guarantee is required, even if the credit risk is borne by the guarantor. The credit limits of municipalities are based on a combination of the outstanding loan balance for the individual municipality/county and the capital adequacy limits regulated by The Financial Supervisory Authority of Norway. Credit limits for banks are set by Eksportfinans. Kommunekreditt has extended its activities to include loans to the public sector with guarantees from banks, and loans to banks in connection with the refinancing of loans to companies in the public sector. These activities are the result of extended strategic cooperation with Eksportfinans’ owner banks in the public sector market. According to Norwegian regulations, loans with traditional public guarantees require higher credit weighting than bank guarantees, thus this strategy allows higher loan volumes without decreasing Kommunekreditt’s capital ratio
     Kommunekreditt funds its activities exclusively through Eksportfinans. Kommunekreditt’s loans to Norwegian municipalities or counties are made without any credit support.
     Loan Commitments
     In its local government transactions Kommunekreditt offers loans to municipalities or counties or to companies having the support of guarantees from municipalities, counties, the Norwegian Government or banks. As of December 31, 2007, Kommunekreditt had loans outstanding to the municipal sector totaling NOK 68,225 million, compared to NOK 57,082 million of December 31, 2006. Kommunekreditt typically finances investments in municipal infrastructure projects such as roads, water and sewage systems, health and social care, schools and cultural institutions. Proceeds of Kommunekreditt’s loans may be used for new projects as well as for refinancing existing loans. In the aggregate, Norwegian local governments (municipalities, counties, local government companies and debt guaranteed by local governments or banks) borrow between NOK 30,000 million and 35,000 million a year, of which Kommunekreditt’s share is approximately 38% (based on the period since January 1, 2003).
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
     With reference to the embedded credit support from the Norwegian central government to municipalities and counties under the Local Government Act, Kommunekreditt does not assess the creditworthiness of municipalities and counties. See “Item 4.B. Business Overview — LOANS - Municipal Lending — General”.
     In the case of loans to companies supported by municipal or county guarantees, Kommunekreditt evaluates the borrower separately on the basis of financial criteria, in addition to a credit assessment of the municipality or county issuing the guarantee.
     All municipal guarantees issued must be approved by the Norwegian Ministry of Local Government.
     Company — Analysis of Loans
     Composition of Loans
     The following table sets forth the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality and county loans for each of the last five years:

	Year ended December 31,
(NOK millions)	2007	2006	2005	2004	2003

Loan disbursements (during the year):
Export-related commercial loans	11,242	18,541	10,946	11,533	5,265
Municipal and county loans	16,398	12,280	11,244	13,133	12,228
Export-related government-supported loans	11,543	5,056	259	603	641

Total (1)	39,183	35,877	22,449	25,269	18,134

Loans outstanding (at year-end):
Export-related commercial loans	38,705	33,936	25,637	18,918	18,239
Municipal and county loans	68,276	57,083	51,676	45,218	36,706
Export-related Government-supported loans	17,639	7,973	4,000	3,875	4,232
Loans to employees	69	67	72	79	76

Total	124,689	99,059	81,385	68,090	59,253

(1)	Amounts for 2007, 2006, 2005, 2004 and 2003, include loans acquired from shareholders amounting to NOK 4,715 million, NOK 4,889 million, NOK 2,875 million, NOK 6,581 million and NOK 4,456 million, respectively.
     The following table represents an analysis of the Company’s loans outstanding for each of the last five years:

	Year ended December 31,
(NOK millions)	2007	2006	2005	2004	2003

Beginning balance	99,059	81,385	68,090	59,253	51,259
Add — disbursements	39,183	35,877	22,449	25,272	18,134
Deduct — repayments	(10,831)	(18,153)	(10,176)	(14,985)	(9,938)
Adjustments related to year-end exchange rates (1)	(2,722)	(50)	1,022	(1,450)	(202)

Balance at year-end	124,689	99,059	81,385	68,090	59,253

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.
     Our export-related loans are divided into three categories:
•	“ships”, which includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, or loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods;

•	“capital goods”, which includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries as well as a variety of other businesses;

•	“additional export-related and international activities”, which comprises 12 sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified in footnote (1) to the table below.
     The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:
Loans disbursements (during the year)

	Year ended December 31,
(NOK millions)	2007	2006	2005	2004	2003

Ships	12,288	4,929	3,066	2,068	2,791
Capital goods	6,452	4,553	498	1,379	993
Additional export-related and international activities (1)	4,045	14,115	7,641	8,689	2,122
Municipal and county loans	16,398	12,280	11,244	13,133	12,228

Total (2)	39,183	35,877	22,449	25,269	18,134

(1)	The sub-groups of additional export-related and international activities are:

(NOK millions)	2007	2006	2005	2004	2003

Aluminum, chemicals and minerals	156	0	155	37	173
Aviation and shipping (*)	0	499	30	0	183
Engineering and construction	0	0	0	39	106
Hydro electric power	0	0	0	59	623
Oil and gas	62	1,376	79	204	147
Pharmaceuticals	0	0	0	0	0
Pulp and paper	0	0	0	4,158	0
Real estate	1,311	1,900	68	3,947	726
Consumer goods	46	3,127	4,414	165	0
Banking and finance	2,470	3,163	2,862	0	0
IT and telecommunication	0	4,000	0	0	0
Other categories	0	50	33	80	164

Total	4,045	14,115	7,641	8,689	2,122

(*)	The sub-group aviation and shipping relates to financing for the construction of a Norwegian aircraft carrier and general corporate financing of shipping companies.

(2)	Amounts for 2007, 2006, 2005, 2004 and 2003 include loans acquired from shareholders amounting to NOK 4,715 million, NOK 4,889 million, NOK 2,875 million, NOK 6,581 million, NOK 4,456 million and NOK 5,601 million, respectively.
Loans outstanding at year-end:

	Year ended December 31,
(NOK millions)	2007	2006	2005	2004	2003

Ships	19,570	8,570	7,206	6,872	8,821
Capital goods	10,757	8,457	5,527	5,722	6,074
Additional export-related and international activities (1)	26,017	24,882	16,904	10,199	7,576
Municipal and county loans	68,276	57,083	51,676	45,218	36,706
Loans to employees (2)	69	67	72	79	76

Total (3)	124,689	99,059	81,385	68,090	59,253

(1)	Additional export-related and international activities are:

(NOK millions)	2007	2006	2005	2004	2003

Aluminum, chemicals and minerals	213	273	401	290	531
Aviation and shipping (*)	89	436	25	151	1,403
Engineering and construction	26	28	53	445	461
Hydro electric power	166	172	175	175	754
Oil and gas	1,069	1,832	644	504	447
Pharmaceuticals	0	0	0	0	90
Pulp and paper	3,980	4,119	3,993	4,119	1,393
Real estate	5,136	4,414	4,035	4,185	2,331
Consumer goods	2,994	3,393	4,577	164	0
Banking and finance	8,325	6,003	2,861	0	0
IT and telecommunication	3,981	4,119	0	0	0
Other categories	38	93	140	166	166

Total	26,017	24,882	16,904	10,199	7,576

(*)	The sub-group aviation and shipping relates to financing of a Norwegian aircraft carrier and general corporate financing of shipping companies.

(2)	There were no material loan disbursements to employees in 2007.

(3)	Amounts for 2007, 2006, 2005, 2004 and 2003 include loans acquired from shareholders amounting to NOK 12,603 million, NOK 11,924 million, NOK 11,723 million, NOK 11,353 million and NOK 11,634 million.

     As of December 31, 2007, Kommunekreditt’s loan portfolio to municipalities and counties was split with 80.4% of loans granted directly to municipalities and counties, 12.7% granted to inter-municipal companies and companies with guarantees from a bank, municipality or county and 6.9% granted directly to banks.
     Maturity of Loans
     The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2007 categorized by maturity dates.

	Up and including 1	From 1 year up to and
(NOK millions)	year	including 5 years	Over 5 years	Total

Municipal and county loans	3,153	11,655	53,468	68,276
Export-related loans	6,042	32,901	17,470	56,413

Total	9,195	44,556	70,938	124,689

     Interest Rate Type of Loans
     The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2007 categorized by type of interest rate.

	Fixed	Adjustable
	interest	interest
(NOK millions)	rates	rates	Total

Municipal and county loans	9,343	58,933	68,276
Export-related loans	18,165	38,248	56,413

Total	27,509	97,180	124,689

     Currency of Loans
     The following table shows the composition of the Company’s loans by currency of the loans, based upon the contract terms, as of December 31, for each of the last three years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,
(NOK millions, except percentages) (1)	2007		2006		2005

Norwegian kroner	90,297	72.4%	68,218	68.9%	59,799	73.5%
U.S. dollars	23,602	18.9%	19,300	19.5%	11,035	13.6%
Euro	9,829	7.9%	10,476	10.6%	5,245	6.4%
Other	961	0.8%	1,065	1.0%	5,306	6.5%

Total	124,689	100%	99,059	100%	81,385	100%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.
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

	As of December 31,
(NOK millions) (1)	2007	2006	2005	2004	2003

Norway	106,295	86,774	69,203	60,985	51,973
USA	4,676	2,341	1,092	727	716
Bermuda	2,537	1,018	225	222	268
Singapore	1,847	430	0	0	215
South Korea	1,087	632	8	9	0
Other (2)	8,247	7,864	10,857	6,147	6,081

Total	124,689	99,059	81,385	68,090	59,253

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

(2)	In 2007, “Other” does not include any individual country amounts greater than those disclosed by individual country for that year.
     Credits to Norway and other industrialized countries principally relate to the financing of ships and purchases of foreign assets and, to a lesser extent, the export of capital goods.
     With respect to domestic loans at year-end for 2007, 2006, 2005, 2004 and 2003, loans to Norwegian municipalities amounted to NOK 68,276 million, 57,082 million, NOK 51,676 million and NOK 45,218 million, NOK 36,706 million respectively. In each case, the majority of these loans were made on commercial terms.
     Credit Support
     The following table provides an overview of the types of credit support for our outstanding loans as of December 31, for each of the last five years:

(NOK millions,	As of December 31,
except percentages) (1)	2007		2006		2005		2004		2003

Norwegian bank guarantees	22,396	18.0%	20,910	21.1%	12,425	15.3%	12,880	18.9%	13,680	23.1%
Foreign bank guarantees	13,512	10.8%	10,507	10.6%	8,301	10.2%	3,487	5.1%	1,905	3.2%
Kommunekreditt’s loans to or guaranteed by Norwegian municipalities	61.090	49.0%	52,329	52.8%	51,676	63.5%	45,218	66.4%	36,706	61.9%
Export-related government guarantees (2)	9,755	7.8%	5,851	5.9%	6,052	7.4%	6,425	9.5%	6,885	11.7%
Loan to Norwegian banks	11,943	9.6%	7,386	7.5%	2,840	3.5%
Pledges over cash deposits with banks	4,318	3.4%	1,222	1.2%	13	0.0%	1	0.0%	1	0.0%
Loan to foreign banks	1,604	1.3%	784	0.8%	3	0.0%
Mortgages (employee loans)	69	0.1%	67	0.1%	72	0.1%	79	0.1%	76	0.1%
Corporate guarantees	2	0.0%	3	0.0%	3	0.0%	0	0.0%	0	0.0%

Total	124,689	100%	99,059	100%	81,385	100%	68,090	100%	59,253	100%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(2)	Consists of guarantees by the Guarantee Institute, other Norwegian agencies and foreign governments.
     The volume of loans made to Norwegian banks for the financing of their clients has increased significantly since 2005. The volume of foreign bank guarantees increased significantly from 2004 to 2007 due to several large transactions guaranteed by guarantee syndicates consisting primarily of foreign banks.
     Guarantees issued by the Norwegian Government and its agencies with regard to export-related lending only supported 6.5% of total loans as of December 31, 2007, and no loan to a single customer guaranteed by the Norwegian Government or its agencies exceeded 1.7% of total loans. Guarantees issued by two Norwegian banks, DnB NOR Bank ASA and Nordea Bank Norge ASA, which together owned approximately 63.2% of the Company’s share capital as of December 31, 2007, supported 16.2% of total loans (of a total of 18% supported by Norwegian bank guarantees). As of the same date, guarantees issued by one of those banks, DnB NOR Bank ASA, supported approximately 12.1% of total loans. No loan to a single customer guaranteed by DnB NOR Bank ASA exceeded 1.6% of total loans. Guarantees issued by Nordea Bank Norge ASA, another shareholder, supported 4.1% of total loans. No loan to a single customer guaranteed by Nordea Bank exceeded 1.1% of total loans. See Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.
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
     The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	As of December 31,
(NOK thousands)	2007	2006	2005	2004	2003

Interest and principal installments more than 90 days past due (1)	4,359	506	7,611	6,661	2,986
Not matured principal on loans with payments more than 90 days past due (2)	16,093	18,007	24,681	123,945	50,227

Total	20,452	18,513	32,292	130,606	53,213

(1) Past due expected to be collected from guarantor (*)	3,806	392	2,953	5,415	2,607

(*)	All loans expected to be collected from a guarantor are loans where the borrower is a foreign counterparty. The amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. See Note 31.4 to our financial statements in Item 18.

(2)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.
     Allowance for Loan Losses
     As discussed in Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support for Loans”, all loans by Eksportfinans are supported by or extended against guarantees issued by, or claims on, certain specific types of entities or collateral. Kommunekreditt’s loans to municipalities and counties are not guaranteed or otherwise credit enhanced due to the fact that Norwegian municipalities and counties cannot be declared bankrupt. See Item 4.B. “Business Overview- LOANS — Municipal Lending — Credit Support”. Kommunekreditt’s loans to companies, however, are extended against guarantees from municipalities, the Norwegian central government, counties or banks.
     Guarantees from banks, which comprise the major type of credit support for loans by Eksportfinans, and recently, but still to a minor extent, also loans by Kommunekreditt, also cover the obligation of the borrower to pay default interest.
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
     The Company reviews all non-performing loans for impairment on a quarterly basis. The Company has incurred no loan losses to date. As a result, no loan loss provisions have been made to cover losses arising from circumstances existing at December 31, 2007.
     With the adoption of IFRS all loans, with the exception of government-supported loans, are measured at fair value. Loans measured at fair value are not subject to loan loss allowances as any impairment would be included in the fair value measurement. The fair value measurements of loans are described in notes 4 and 30.7 to the financial statements.

Total loans	As of December 31,
(NOK millions)	2007	2006

Nominal amounts	124,689	99,059
Adjustments to fair value and accrued interest	1,168	767
Claims on banks	254	535

Total loans and receivables	126,111	100,361

     Foreign Outstandings
     The following table sets forth cross-border outstandings to borrowers in foreign countries where aggregate outstandings to each country exceed 1% of the Company’s total assets at December 31, 2007. Additionally, it sets forth under “Other Countries” the aggregate outstandings for countries which each represent between 0.75% and 1% of the Company’s total assets. Outstandings consist of loans, securities and receivables. Guaranteed amounts are reflected as outstandings in the country of the guarantor. These amounts are primarily outstanding against foreign banks.

	As of December 31,

	2007	2006
(NOK million)	Outstanding

Great Britain	13,956	10,391
USA	12,687	5,646
Spain	8,886	9,833
Italy	8,159	5,451
Australia	5,984	4,680
Holland	5,767	4,214
Germany	5,324	3,428
Denmark	5,266	3,045
France	4,458	2,237
Ireland	4,336	3,206
Finland	2,332	—
Sweden	—	3,635
Other countries (1)	3,350	2,811

(1)	Represents countries with respect to which the Company’s outstandings were between 0.75% and 1% of total assets. This includes Canada and Sweden as of December 2007 and Canada and Portugal as of December 31, 2006.
     FINANCIAL GUARANTEES
     Eksportfinans issues financial guarantees in connection with cross-border leasing and export transactions. The beneficiary is normally the foreign lessor or a buyer of capital goods exported from Norway. In the latter case, the financial guarantee consists of various contract bonds to support the exporter. In all such financial guarantees Eksportfinans has full recourse to prime international or Norwegian banks.
     FINANCIAL INVESTMENTS
     We have a significant portfolio of securities that are classified either as “Trading portfolio” or “Other securities at fair value through profit and loss” as specified in the table below. We make these investments in order to have a second source of liquidity in addition to our funding programs as well as to increase Eksportfinans’ interest income and returns. The securities are also referred to as the “liquidity portfolio”.
     The securities consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated asset-backed securities and some bonds issued by unrated Norwegian savings banks. The Trading portfolio consist of securities which are traded on a regulated market and which have been acquired for trading and yield-enhancement purposes. A further description and specification of the liquidity portfolio is presented in Item 5.A.

Value of securities	As of December 31,
(NOK millions)	2007	2006

Trading portfolio	29,380	25,247
Other securities at fair value through profit and loss	50,753	38,673

Total	80,133	63,920

The securities in both the Trading portfolio and Other securities at fair value through profit and loss are measured at fair value. Fair value is established as described in note 4 to the financial statements in Item 18. Credit spread sensitivity is described in note 31.3 to the financial statements in Item 18.
     Credit default swaps
     Credit default swaps are transactions between two parties, under which one party sells protection against certain defined credit events related to a third party, the reference entity, against payment. Eksportfinans has entered into a limited number of credit default swap agreements since 1998, mainly as an alternative to investing in ordinary bonds. The reference entities for each of these contracts were major international banks, provinces and countries in accordance with the general guidelines and principles for credit risk at Eksportfinans.
     All outstanding credit default swaps expired during 2007 without any credit events having occurred. Eksportfinans has not engaged in any further credit default swaps but may do so from time to time in the future.
     RATINGS
     Eksportfinans is rated Aaa with a negative outlook, by Moody’s Investors Service Ltd., AA+ by Standard & Poor’s, and AAA by Fitch Ratings.
     A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.
     SUPERVISION AND REGULATION
     The Company is subject to regulation under several Norwegian statutes, among others the Public Limited Liability Companies Act of June 13, 1997 No. 45 and the Act on Financing Activity and Financial Institutions of June 10, 1988 No. 40. The Financial Institutions Act is the principal act with respect to licenses to carry on finance activities; lawful area of activity; minimum requirements as to capital adequacy; overall credit to a single customer; ownership, cooperation and conflicts of position; financial groups; relationship to customers and money laundering. The Financial Institutions Act supplements the Public Limited Liability Companies Act with respect to formation, requirements of articles of association, governing bodies, etc. In addition to these acts, the Financial Supervision Act of December 7, 1956 No. 1 and Act on Securities Trading of June 29, 2007 No. 75 and Act on Regulated Markets of June 29, 2007 No. 74, replacing previous acts, also play important roles in the daily business and supervision of financial institutions.
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
     As provided for by the Financial Institutions Act, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy. As the principal measure of capital adequacy, the guidelines use a risk-asset ratio, which compares the sum of total assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital (share capital, other equity and other types of capital specifically approved by the relevant Norwegian authorities), supplementary capital (subordinated debt less than 20% for each of the last five years prior to maturity) and general reserves. The minimum capital requirement is 8%. The minimum requirements for capital adequacy apply to all members of the financial group and the group itself on a consolidated basis. Effective 1 January 2007, the new Basel II capital adequacy regulations were implemented in Norway. However, Eksportfinans has chosen to rely on the regulatory transitional provisions, permitting a delay in the transition until 2008. The impact of Basel II in 2008 is not expected to be significant. Eksportfinans will employ the standard method for credit risk, but will also consider developing tools to enable the use of internal risk models as a basis for calculating its capital requirements. The Company’s policy is to maintain a strong capital base compared to the regulatory minimum. See Item 5.B. “Liquidity and Capital Resources-Capital Adequacy”.
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
     The Financial Institutions Act previously placed a 10% limit on ownership of the shares of a financial institution by any single entity. Eksportfinans received an exemption from all shareholding limitations. Effective 1 January 2004, the limit of ownership of 10% was lifted. Subject to approval by the Banking Insurance and Securities Commission, ownership of 10% or more is now permitted. See Item 7.A. “Major Shareholders”.
     The Financial Institutions Act limits intra-group contributions and dividends to the justifiable distribution based on the year’s profits. Any dividend or contribution in excess of any year’s profit would require the approval of the Norwegian Financial Services Authority. Our general meeting decides if and when intra-group contributions or dividends are to be made.
     COMPETITION
     Eksportfinans competes indirectly with export credit agencies of other OECD member countries in providing government-supported export credits. Deregulation and globalization of the world’s financial markets have resulted in an increasingly competitive environment for financial institutions, including the Company, both in making commercial loans in particular and for obtaining funding. In making commercial loans, the Company competes with funding offered by Norwegian and foreign financial institutions. The Company also competes with such institutions and other entities for funds in the domestic and international capital markets.
     The Norwegian local governments (including municipalities, counties, and companies whose debt is guaranteed by local governments) borrow between NOK 30,000 million and NOK 35,000 million a year including refinancing. Total outstanding long-term debt of Norwegian local governments at December 31, 2007 was approximately NOK 240,000 million (NOK 10,000 million increase from 2006), of which Kommunekreditt’s market share was approximately 26%. Between 25% to 35% of local government debt is obtained through the issuance of bonds and certificates. The remaining 65% to 75% is shared between specialized financial institutions (nearly 90%) and banks (approximately 10%), of which Kommunekreditt’s market share is approximately 33%. Kommunekreditt competes with both private and public financial institutions in the local government sector. For the smaller municipalities, Kommunekreditt is an alternative to other financial institutions as a source of funds. Kommunalbanken AS, which is 80% owned by the Norwegian Government, is the main Norwegian competitor to Kommunekreditt. For the larger municipalities, Kommunekreditt competes with the capital markets as a source of funds. See also Item 7.B. “Related Party Transactions” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk”.
     Both Eksportfinans and Kommunekreditt are active in marketing loans directly to their borrowers. They also work closely with Eksportfinans’ shareholders to promote Eksportfinans’ and Kommunekreditt’s activities.
  C. ORGANIZATIONAL STRUCTURE
     Eksportfinans has two subsidiaries, in each of which it owns 100% of the equity: Kommunekreditt Norge AS, a Norwegian company, and eFunding AS, a Norwegian company that was formed to prepare for the possible commercialization of the eFunding platform (See Item 5. B. “Liquidity and Capital Resources General”). However, no decision related to commercialization has been made to date and no activity is taking place in eFunding AS. Eksportfinans holds no shares in any other companies.

  D. PROPERTY AND EQUIPMENT
     Eksportfinans owns 68.2% of an office building in Oslo, Norway, in which its offices have been located since 1980. Eksportfinans utilizes approximately 55% of the portion of the building owned by it and leases the remainder to unrelated parties. Kommunekreditt leases office space in Trondheim, Norway.
Item 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The principal source of the Company’s revenue is the interest earned on its assets and capital, and the Company’s principal expense is the cost of its debt obligations, including interest, related borrowing costs and underwriting commissions. With respect to certain types of government-supported lending, the Company’s net lending rates and borrowing costs (after receipt of government compensatory payments) are defined by an arrangement with the Norwegian Government, which is designed to provide the Company with a fixed profit margin and protection against exchange rate fluctuations on its government-supported lending business. See Item 4.B. “Business Overview - LOANS — Export Lending — Arrangement with the Norwegian Government”. The Company also offers credit terms in commercial loan transactions that are based on prevailing market conditions.
     The adoption of IFRS in 2007 resulted in modified principles of valuation for a large proportion of the items on the balance sheet, particularly due to new regulations regarding financial instruments. The election and use of principles of valuation for financial instruments are described in note 2.6.2 to the financial statements in Item 18. As a consequence there is a higher level of volatility in profit or loss in the accounts compared to prior periods under Norwegian GAAP. Under the previously applied GAAP, only financial instruments in the trading portfolio were measured at fair value. As explained below the volatility in the financial markets in 2007 also impacted fair values for the trading portfolio.
A. OPERATING RESULTS
     Impact of Market Volatility
     The international financial markets have been volatile since late summer 2007. The problems arose in the aftermath of the crisis in the U.S. subprime mortgage market. The risk in these loans was divided among a large number of financial institutions through different financial instruments. As debtors experienced difficulties in servicing the loans, the fear of losses spread together with doubts in the market as to which of the financial institutions had such risk in their portfolio. As a consequence many banks became reluctant to fund other banks.
     A number of companies thus experienced difficulties in borrowing money to finance their own investments. The prices of securities came under pressure as many felt the need to sell investments, a trend that quickly gained foothold in the market. The outcome of lower securities prices influenced a large number of investors, which led to yet another decline in prices. The result was a severe decline in prices of securities.
     Eksportfinans’ liquidity portfolio consists of approximately 65% senior bonds from banks, agencies and treasuries with an average rating of AA-. The remaining 35% of the portfolio consists of asset backed securities (ABS) with an average rating of AAA. More than two thirds of said ABS portfolio consists of mortgages — primarily in the U.K., Spain, Italy, the Netherlands and Australia. Eksportfinans’ only direct ABS exposure in the U.S. is to student loans and it has no exposure to American subprime loans. However, Eksportfinans’ senior bank bonds are exposed to the U.S. both through ownership of senior bank debt issued by U.S. banks, and through ownership of senior bank debt issued by non U.S. banks with exposure to the U.S.
     The remaining part of the ABS portfolio is divided as presented in the tables below, which show the type of investment and geographic distribution. The average maturity in Eksportfinans’ liquidity portfolio is 3.2 years.

ABS by Type
Residential mortgage backed securities	68.20%
CLO	7.80%
Student loans	7.90%
SME	6.60%
Commercial mortgage backed securities	5.10%
Sovereign treasuries	2.20%
Lease	2.20%

Geographic distribution of ABS
UK	25.85%
Spain	15.10%
Netherland	15.10%
Italy	11.30%
Austrailia	7.79%
USA	7.94%
Germany	7.12%
Denmark	4.14%
Ireland	3.93%
Portugal	1.16%
France	0.54%

Geographic distribution
Senior Financials
Norway	17.04%
Italy	11.69%
Germany	11.72%
France	9.38%
Spain	8.99%
Australia	7.76%
Denmark	8.88%
Canada	4.24%
USA	3.87%
UK	3.69%
Irland	3.24%
Netherland	2.77%
Sweden	1.76%
Japan	1.90%
Scotland	1.01%
Portugal	0.75%
Asia	0.62%
Finland	0.56%
Greece	0.11%

Geographic distribution
ABS and Senior Financials
UK	12.28%
Spain	12.03%
Italy	11.31%
Germany	10.01%
Norway	10.05%
Austrailia	7.62%
Netherland	7.54%
Denmark	6.96%
USA	5.02%
France	5.75%
Ireland	3.45%
Canada	2.63%
Japan	1.12%
Sweden	1.04%
Portugal	0.90%
Scotland	0.60%
Asia	0.37%
Finland	0.33%
Dubai	0.23%
Greece	0.07%
     ABS are securities that are based on pools of assets such as mortgage loans or student loans, or collateralized cash flows from a specified pool of underlying assets. The issuer is usually a special purpose vehicle that has purchased the underlying assets from an originator of the assets. In most cases, the ABS transactions are divided into tranches of varying seniority. Eksportfinans has ABS investments with an average AAA rating, the highest rating.
     The situation in the international financial markets has led to a decline in the fair value on securities in the second half-year of 2007, resulting in unrealized losses and a negative net other operating income of NOK 584 million in 2007. In the corresponding period in 2006 there was a negative net other operating income of NOK 65 million. Unrealized losses due to the decline in the fair values on securities are included in line items Net gains/(losses) on trading portfolio and Net gains/(losses) on other financial instruments. (See Item 3.A.). The line item Net gains/(losses) on other financial instruments at fair value includes a gross unrealized loss on securities of NOK 544 million.
     The Company experienced a net loss on financial instruments at fair value and foreign currencies of NOK 588 million in 2007, a net loss of NOK 69 million in 2006. The year-to-year variations are principally the result of gains and losses on investments and foreign currencies that reflect current market conditions. The net loss in 2007 consisted of a net loss on its trading portfolio of NOK 590 million, a net gain on foreign currencies of NOK 2 million, a net realized gain on other financial instruments at fair value of NOK 23 million and a net unrealized loss on other financial instruments at fair value of NOK 23 million. The net loss in 2006 consisted of a net gain on trading portfolio of NOK 3 million, a net gain on foreign currencies of NOK 3 million, a net realized gain on other of NOK 42 million and a net unrealized loss on other financial instruments at fair value of NOK 117 million.
     Results of Operations
     The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. Interest rates and average total assets affect interest income and interest expense during the year.
     As of December 31, 2007, approximately 65% (55% as of December 31, 2006) of the Company’s assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, all borrowings are converted to floating-rate (3 or 6 month) borrowings, mainly in Norwegian kroner, euro and U.S. dollars. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Average interest earning assets were higher than average interest bearing liabilities as of December 31, 2007. Management believes the difference can be looked upon as equity-funded assets. As the equity of the Company is denominated in NOK, fluctuations in interest rates in NOK may affect the return on equity-funded assets.
     During 2007 the average short-term Norwegian kroner NIBOR interest rate increased by about 1.9 percentage points from 2006, the average short-term euro London Inter-Bank Offered Rate (LIBOR) interest rate increased about 1.1 percentage point, and the average short-term U.S. dollar LIBOR interest rate stayed at the same level as 2006.
     Fluctuations in foreign currency rates, especially fluctuations in the U.S. dollar/NOK exchange rate and the euro/NOK exchange rate, affect the Company’s results and assets and liabilities. We translate foreign currency items in the statement of income at the exchange rate on the date of settlement of the transaction. We translate the amount of assets and liabilities denominated in foreign currencies into Norwegian kroner at the relevant exchange rates prevailing on the date of the balance sheet.
     During 2007 Norwegian kroner appreciated 3.4% against the euro and appreciated 13.4% against the U.S. dollar. During 2006 the Norwegian kroner depreciated 3.2% against the euro and appreciated 7.5% against the U.S. dollar.

	For the year ended December 31,

(NOK Million)	2007	2006

Total interest and related income	8,927	5,353

Total interest and related expenses	8,366	4,894

NET INTEREST INCOME	561	459

Commissions and income related to banking services	4	6
Commissions and expenses related to banking services	7	7

Total gains/(losses) on financial instruments at fair value and foreign currencies	(588)	(69)

Other income	8	6

NET OTHER OPERATING INCOME/(LOSS)	(584)	(65)

TOTAL INCOME/(LOSS)	(23)	394

Salaries and other administrative expenses	152	145
Depreciation	22	19
Other expenses	12	13

TOTAL OPERATING EXPENSES	187	177

PRE-TAX OPERATING PROFIT/(LOSS)	(210)	217

Taxes	(61)	58

PROFIT/(LOSS) FOR THE YEAR	(149)	159

     There was an increase in both total interest income and total interest expenses from 2006 to 2007. The main reasons for the increase in 2007 compared to 2006 in total interest income and total interest expenses were the increase in the average short-term euro LIBOR interest rate, the increase in the average Norwegian kroner short-term NIBOR interest rate and the increase in overall average assets.
     Total interest and related income in 2007 was NOK 8,927 million, compared to NOK 5,353 million in 2006, an increase of NOK 3,574 million, or 66.8%. Changes in total interest and related income are specified in the following paragraphs.
     Interest and related income on loans and receivables increased by NOK 2,444 million, or 72.6%, from 2006 to 2007.
     Interest and related income on securities and other interest and related increased by NOK 1,131 million, or 56.9%, from 2006 to 2007.
     Total interest and related expenses in 2007 was NOK 8,366 million compared to NOK 4,894 million in 2006. Interest and commissions on the Company’s debt increased by NOK 3,472 million (71.0%) from 2006 to 2007.
     The Company’s net interest income is composed of interest income on equity-funded assets and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2007 was NOK 561 million, a 22.2% increase from net interest income of NOK 459 million in 2006. The increase in net interest income was mainly due to a higher volume of lending and placements in securities, as well as higher interest rates in Norwegian kroner. The return on assets was 0.29% in both 2006 and 2007.
     In addition to net interest income, profit/(loss) for the year is affected by commissions earned and paid, total gains/(losses) on financial instruments at fair value and foreign currencies, other income and total operating expenses. Changes in these factors are specified in the following paragraphs.
     Commissions earned and income related to banking services amounted to NOK 4 million in 2007, compared to NOK 6 million in 2006. These commissions consist of income on guarantees to our clients.
     Total gains/(losses) on financial instruments at fair value and foreign currencies showed a total loss of NOK 588 million in 2007 compared to a loss of NOK 69 million in 2006. The situation in the international financial markets has led to a decline in the fair value on securities in the second half-year of 2007. Net loss in the trading portfolio amounted to NOK 590 million compared to a net profit of NOK 3 million in 2006. Net loss in fair value of other financial instruments measured at fair value, excluding the trading portfolio, amounted to NOK 1 million including a loss of NOK 544 million on securities. In 2006 the change in fair value of other financial instruments excluding the trading portfolio amounted to a loss of NOK 75 million. See also note 5 and 6 to the financial statements in Item 18.
     Net profit in foreign exchange amounted to NOK 2 million compared to NOK 3 million in 2006. As of December 31, 2007, the Company’s net foreign currency position amounted to NOK 16 million in U.S. dollars and NOK 12 million in euros. (NOK 13 million U.S. dollars and NOK 6 million euros in 2006.
     Other income, consisting mainly of rental income, amounted to NOK 8 million compared to NOK 6 million in 2006. and a negative net other operating income of NOK 584 million in 2007 compared to a loss of NOK 65 million in 2006.
     Salaries and administrative expenses totaled NOK 152 million in 2007, compared with NOK 145 million in 2006 due to a high volume of business and inflation.
     Pre-tax operating result was negative NOK 210 million in 2007, a decrease of 196.7% compared to a profit of NOK 217 million in 2006. The decrease in 2007 was due to the net unrealized loss on financial instruments at fair value.
     The Company’s total taxes for 2007 was an income (negative tax expense) of NOK 61 million, compared to an expense of NOK 58 million in 2006
     Profit/loss for the year 2007 showed a loss of NOK 149 million, a decrease of NOK 308 million from a profit of NOK 159 million in 2006. The loss for the year 2007 was due to changes in fair values on securities resulting in unrealized losses. Other business activities preformed well in 2007, as can be illustrated by the table below:

(NOK million)	2007	2006

Net profit/(loss) for the year	(149)	159

Excluding net unrealized gains/(losses) on other financial instruments at fair value (see note 6 to the financial statements)	(23)	(117)
Excluding net unrealized gains/(losses) on trading portfolio (see note 5 to the financial statements)	(592)	1
Tax-effect on excluded items (28%)	172	32

Profit for the year excluding unrealized gains/(losses) on financial instruments	294	243

     Eksportfinans declared no dividends in 2007, compared to NOK 218 million in 2006.
     In 2007, volumes of export credits and public sector loans were record high, and the revenues from this part of the business were good. Total lending outstanding from the Eksportfinans group was NOK 124.7 billion at December 31, 2007, an increase of NOK 25.6 billion from year-end 2006. Total disbursements of new loans from the group in 2007 was NOK 39.2 billion, compared to NOK 35.9 billion in 2006.
     New disbursements within export lending were particularly related to shipping, oil and gas projects. New export-related disbursements reached NOK 22.8 billion in 2007. The growth in total export-related loans outstanding was NOK 14.4 billion in 2007, equivalent to an increase of 34.3% since year-end 2006.
     Kommunekreditt disbursed NOK 16.4 billion in new loans in 2007. The growth in total loans outstanding to the municipal sector in 2007 was NOK 11.2 billion, equivalent to an increase of 19.6% since year-end 2006.
     New funding in 2007 amounted to NOK 80.7 billion through 889 individual trades, compared with NOK 56.5 billion and 669 trades in 2006.
     Events in the first quarter of 2008.
     International capital markets have continued to be volatile in the first quarter of 2008, and credit spreads have continued to widen. This has affected Eksportfinans through unrealized losses in the company’s liquidity portfolio. This occurred despite the historically limited risk of default in the kinds of securities in which Eksportfinans invests.
     From March 1, 2008 the unrealized losses were mitigated through a Portfolio Hedge Agreement (see below). According to IFRS, the Portfolio Hedge Agreements is a derivative that is measured at fair value. For March 2008 seen in isolation, the unrealized losses that were mitigated were NOK 0.7 billion. Eksportfinans does not expect defaults on the securities it owns and expects these bonds to be repaid at par. Eksportfinans also expects to be able to hold these bonds to maturity. The securities are likely to generate unrealized gains as they approach their date of maturity. When realized, these unrealized gains will be used to offset payments for the Portfolio Hedge Agreement.
Mitigating solutions
     As announced in the press release dated February 15, 2008 the Board of Directors initiated different processes intended to ensure a sound capital base and limit the unrealized losses in securities acquired for liquidity purposes. This was done to strengthen the financial performance of the Eksportfinans Group. These initiatives were based on the aim to maintain high credit ratings and a core capital adequacy of around 8%. The three main agreements which have been implemented will be described in further detail below.
Increase of capital
     In a General Meeting on March 13, 2008, a capital increase of NOK 1.2 billion was unanimously passed by Eksportfinans’ owners. The additional share capital was paid in March, 2008. The capital increase was initiated in December 2007, and announced to the market on January 18, 2008.

Portfolio Hedge Agreement and credit line facilities
     See Item 7.B. for information concerning the Portfolio Hedge agreement signed on March 13, 2008 and committed credit line facilities with major owner banks.
Average balance sheet and net interest income

		2007			2006
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	(NOK million)	(NOK million)%		(NOK million)	(NOK million)%

Cash, bank depo, repo with cr.inst.	2,291	112	4.89%	1,009	53	5.29%
Municipal and county loans	63,059	2,948	4.68%	52,801	1,554	2.94%
Export-related loans	47,925	2,749	5.74%	35,527	1,755	4.94%
Debt securities	66,177	3,077	4.65%	55,490	1,967	3.54%
Cash Collateral	724	34	4.63%	418	16	3.73%
Other related income		8			7

Total Interest earnings assets	180,176	8,927	4.95%	145,245	5,353	3.68%

Commercial paper	11,859	595	5.02%	2,633	131	4.98%

Bond debt net of reacquired debt	163,039	7,585	4.65%	137,579	4,600	3.34%
Subordinated debt and capital contribution securities	1,888	111	5.90%	1,853	103	5.55%
Other debt	957	52	5.41%	746	41	5.45%
Other related expences		23	0.00%		20

Total Interest bearing liabilities	177,743	8,366	4.69%	142,811	4,894	3.41%

Net interest earnings *		561			459
Net yield on interest-earning assets **			0.26%			0.27%

*	Difference between total interest income and total interest expense.

**	Difference between average rate on total interest earning assets and that on total interest bearing liabilities.
     There are no non-accruing loans. See Note 30.4 to financial statements.
     The average balances shown in the table are daily averages.
     Changes in net interest income — volume and rate analysis
     The following table breaks down changes in net interest income between changes in volume and changes in interest rates for the periods 2006 and 2007. Volume and rate variances have been calculated based on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	2007/2006 Change due to
(mill NOK)	increase/(decrease) in:
	Total
	change	Volume	Rate
Interest receivable
Cash, bank deposits and reverse repos with credit institutions	58	67	(9)
Municipal and county loans	1,395	302	1,093
Export-related loans	993	612	381
Debt securities	1,110	379	731
Cash collateral	18	11	7
Other related income	0	0	0

Total interest receivable (1)	3,574	1,285	2,288

Interest payable
Commercial paper	464	459	5
Bond debt net of reacquired debt	2,985	851	2,134
Subordinated debt and capital contribution securities	9	2	7
Other debt	11	11	0
Other related expences	3	3

Total interest payable (1)	3,472	1,195	2,277

Movement in net interest income
(Decrease)/increase in interest receivable	3,574	1,285	2,288
Decrease/(increase) in interest payable	(3,472)	(1,195)	(2,277)

Total change in net interest income	102	90	11

(1)	The volume and rate variances on total interest receivable and total interest payable are calculated on the total amounts, which does not add up to the total of each group of balance sheet item. This is due to the different rate of growth in volume on individual balance sheet item and the total volume.
     The Company had loan commitments at year-end totaling NOK 38,911 million in 2007 and NOK 28,378 million in 2006. Commitments for government-supported loans represented 52% and 43% of total commitments outstanding as of December 31, 2007 and 2006, respectively, while commercial loans represented 48% and 57% as of the same dates. For 2006 loan commitments were higher than the historical standard and further increased in 2007 due to favorable interest rates under the government-supported financing scheme and high activity in certain Norwegian export industry sectors. See Item 4.B. “Business Overview — LOANS — Export Lending — Loan Commitments”.
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
     Total loan disbursements were NOK 39,183 million in 2007 compared with NOK 35,877 million in 2006. Loan disbursements for export transactions amounted to NOK 22,785 million in 2007 compared with NOK 23,597 million in 2006. Loan disbursements for municipal and county transactions in 2007 amounted to NOK 16,398 million compared with NOK 12,280 million in 2006. Loan disbursements for export transactions in 2007 and 2006 also included loans acquired from shareholders amounting to NOK 4,715 million and NOK 4,889 million, respectively. These loans were principally U.S. dollar-denominated loans to the shipping and offshore oil and gas sectors. Loan disbursements for loans acquired from shareholders fluctuate from year to year depending on the volume of eligible loans and the banks funding requirements.
     Export-related loans accounted for NOK 56.4 billion, or 45% of total loans outstanding at December 31, 2007, as compared with NOK 41.9 billion, or 42% of total loans outstanding in 2006. Municipal and county transaction loans accounted for NOK 68.2 billion, or 55% of total loans outstanding at December 31, 2007, as compared with NOK 57.1 billion, or 58% of total loans outstanding at December 31, 2006.
     Export transactions
     The demand for loans from Eksportfinans is primarily driven by general macro-economic factors and the competitiveness of the loans offered. Key macro-economic factors include the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflects our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administer on behalf of the Norwegian Government. Eksportfinans experienced a continued high level of demand for new loans in 2007. In 2008 the high demand for government supported loans has continued, while we have slowed down our marketing of commercial loans due to the unstable situation in the international capital markets, which has adversely affected our funding.
     In 2007, 50.7% of the total export transaction loans disbursed were government-supported loans (21.4% in 2006), while 49.3% were commercial loans (78.6% in 2006). Government supported loans continued to increase significantly during 2007. This was due to the high activity level within the shipping and oil and gas sector, in combination with comparatively attractive officially supported CIRR interest rates. The Company’s credit ratings have continued to allow access to funding in the domestic and international capital markets at a competitive cost, which also has enabled us to provide Norwegian companies with commercial financing alternatives.
     In 2007, of the total loan disbursements of export transactions, ship financing represented 53.9% of the disbursements (20% in 2006), capital goods represented 28.3% (16% in 2006), and loans to international export-related activities represented 17.8% (60% in 2006). See Item 4.B. “Business Overview — LOANS — Company Analysis of Loan — Composition of Loans”. Again, this was due to the high activity level within the shipping and oil and gas sector, in combination with comparatively attractive officially supported CIRR interest rates.
     As of December 31, 2007, loans for ship financing represented 34.7% of total export transaction loans outstanding (20% as of December 31, 2006). Loans for capital goods as of December 31, 2007, comprised 19.1% of total export transaction loans outstanding (18.6% as of December 31, 2006 ). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 46.2% of total outstanding export transaction loans (59.0% as of December 31, 2006). See Item 4.B. “Business Overview — LOANS - Company — Analysis of Loans — Composition of Loans”.
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
     At December 31, 2007, Kommunekreditt’s total outstanding loans amounted to NOK 68.2 billion, up NOK 11.2 billion compared to December 31, 2006 and up 16.6 billion compared to December 31, 2005. Repayments in 2007 amounted to NOK 5.2 billion compared to 6.9 billion in 2006, with gross disbursements of new loans in 2007 equal to NOK 16.4 billion compared to 12.3 billion in 2006. For the municipal/county sector in total the debt increase in 2007 is estimated to have been NOK 17 billion compared to 11 in

2006. Kommunekreditt increased its share of the total market from 25% to 26% in 2007 compared to 24% to 35% in 2006.
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
     The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Our accounting policies are described in note 2 to the financial statements. Set forth below is a discussion of only our critical accounting policies.
Fair value of financial instruments
     The fair values of financial instruments are either priced with reference to a market based price for that instrument or by using valuation techniques. Market prices based on prices quoted by exchanges, brokers, market makers or pricing vendors are applied for all securities, subordinated debt and capital contribution securities.
     For other financial instruments (including loans and receivables, financial derivatives, structured and other bond debt and commercial paper debt) Eksportfinans uses valuation techniques and theoretical models using observable market information such as official Libor and Euribor rates etc. Certain limited unobservable inputs are used in the model but are considered insignificant on the model calculations. These estimates are calibrated against industry standards, economic models and observed transaction prices. Since Eksportfinans has adopted the fair value option for the majority of its financial assets and liabilities, changes to assumptions or estimated levels can significantly impact the fair value of an instrument as reported and have a significant impact on the income statement. For a further understanding of how changes in valuation inputs may impact the income statement please see note 31 of the consolidated financial statements. The subjectivity of these assumptions is reduced by using observable market inputs in the valuations, such as a quoted price or rate, by using multiple models for valuation purposes, and by obtaining price and rate information such as Euribor and Nibor from multiple sources.
     The methodology of calculating the fair value from a valuation model is to calculate the expected cash flow under the terms of each specific contract and then discount those values back to a present value. The expected cash flow for each contract is determined either directly by reference to actual cash flows implicit in observable market prices or through modeling cash flows using appropriate financial market pricing models. These models use as their bases observable market prices and rates including, for example, interest rate yield curves for substantially the full term of the asset or liability, equities and commodities prices, option volatilities and currency rates. The calculated values are in general adjusted with appropriate credit spreads obtained from the market.
     The use of valuation models is subject to internal control and approval procedures. These include regular model validation procedures.
     The Company does not have securities backed by pools of US mortgages and therefore has not used traded indexes of US mortgages pools such as ABX or CMBX to price securities.
     During the year the losses incurred due to the recording of financial instruments at fair value have also had a significant impact on the Company’s core capital ratio. Management believes that the Portfolio Hedge Agreement will substantially reduce the volatility experienced in the Company’s income statement and core capital ratio.
     Fair value measurement techniques and assumptions are described in note 4 to the financial statements.
Pension commitments
     The net present value of pension commitments depends on current economic and actuarial assumptions. Any change made to these assumptions affects the pension commitments amount recorded in the balance sheet and the pension expense.
     The discount rate used is determined by reference to market yields at the balance sheet date on long-term Norwegian government bonds adjusted to differences in the payment structure and the average maturity of the pension liability. The type of pension fund investments and historical returns determine the expected return on pension funds. In the past, the average return on pension funds has been higher than the risk-free rate of interest, as part of the pension funds have normally been allocated in securities with slightly higher risk than government bonds. The expected return has thus been estimated on the basis of the discount rate plus an addition reflecting past excess returns.
     Other fundamental assumptions for pension commitments include future salary adjustments, pension and other payments from the national insurance fund, anticipated increase in the national insurance basic amount (the “G” amount), anticipated contractual pension agreement (CPA) acceptance and life expectancy.
     See note 2.12 and note 9 to the financial statements for further information.
  B. LIQUIDITY AND CAPITAL RESOURCES
     General
     The Company finances its operations through the Company’s equity capital and through borrowings in the Norwegian and the international money and capital markets.
     Commercial paper borrowings
     Commercial paper borrowings in 2007 were primarily made through the Company’s U.S. and euro commercial paper programs and by issuing Norwegian krone-denominated certificates in Norway. As of December 31, 2007, the Company’s commercial paper programs allowed for maximum borrowings of approximately USD 12 billion (approximately NOK 65 billion), and the combined average amount outstanding under those programs for the year was USD 2 billion (NOK 11 billion). Commercial paper borrowings (related to short-term commercial paper programs) outstanding as of December 31, 2007, 2006 and 2005 were NOK 32 billion, NOK 6 billion and NOK 3 billion, respectively.
     Bond borrowings
     In June 2006 Eksportfinans introduced eFunding, a proprietary web-based platform for the issuance and documentation of structured bond transactions. eFunding enables arranger banks to issue bonds in the company’s name twenty-four hours a day, seven days a week, therefore providing investors with the ability to lock in their preferred market conditions outside Oslo business hours.
     There were 30 licensed eFunding dealers at the end of 2007, including all leading investment banks in the Euro Medium Term Note (EMTN) market. There have been more than 19,000 price quotes since launch, of which around half were enquiries outside Eksportfinans’ working hours. The percentage of all activities under Eksportfinans’ EMTN Program conducted online via the eFunding platform was around 40% of the total number of transactions executed at the end of 2007. In 2007, 213 EMTN transactions were processed through the platform.
     Senior funding
     In 2007, the Company raised the equivalent of NOK 80,511 million in notes (including structured and non-structured notes) in various currencies. The Company made these bond borrowings through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depends, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk — Asset and Liability Risk Management”. The Company’s total bond debt (including structured and non-structured notes) at December 31, 2007 and 2006 was NOK 175,530 million, NOK 154,506 million respectively.
     Eksportfinans’ EMTN program facilitates borrowings in a variety of currencies and with different repayment structures, with any maturity as may be agreed between the Company and the relevant purchaser, and as indicated in the applicable final terms. The current size of the EMTN program is USD 30 billion program at December 31, 2007, USD 23,037 million was outstanding under this program, compared to USD 18,949 million at year-end 2006.
     A U.S. medium-term note program was established in June 2004, under which USD 11,456 million was outstanding as of December 31, 2007, compared to USD 6,948 million, at year end 2006.

     In the Australian market, the Company has an AUD 2,000 million medium-term note program. As of December 31, 2007, no notes were outstanding under this program.
     The Company is registered as a borrower in the domestic Japanese market through a securities registration statement providing for a primary and secondary shelf. As of December 31, 2007, JPY 22,570 million out of JPY 500 billion was drawn under the secondary shelf.
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
     Liquidity Portfolio
     Eksportfinans has substantial liquidity reserves in the form of financial investments based on Eksportfinans’ funding and on repayments of loans with shorter maturity than the underlying funding. This ensures that Eksportfinans, to a large extent, has sufficient funds to cover loan approvals given for future disbursements, particularly given the ability to repo certain portions of the portfolio. Consequently, Eksportfinans maintains a satisfactory liquidity position in funds of varying maturities.
Committed Repo Facility Agreements
     Eksportfinans has entered into two Committed Repo Facility Agreements. One is with Citibank with a maximum facility amount of USD 1,000 million — backing the US Commercial Paper program. The other agreement is with a syndicate consisting of Danske Bank A/S, DnBNOR Bank ASA and Nordea Bank A/S with maximum facility amount of USD 4,000 million backing the ordinary course of business. Eksportfinans has no access to the Repo Facility Agreement made available by the Central Bank in Norway to Norwegian banks.
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
     The following table sets forth the maturities of the note debt (including subordinated debt and Capital Contribution Securities, and after deducting the carrying amount of debt securities repurchased by Eksportfinans), loans and long-term investments as of December 31, 2007, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2007, plus the difference between the amounts of maturing loans/investments and the amounts of maturing bond debt) of Eksportfinans based on bond debt/long-term investments and loans outstanding at such date. The amounts are based on estimated maturities. However, due to conditions in the financial markets since last autumn, there have been negative results from the liquidity portfolio due to unrealized losses.

			Long-Term
	Long-Term	Loan Receivables	Investments	Cumulative
Year	Debt Maturing (4)	Maturing (5)	Maturing	Liquidity (5)
	(NOK million)
Short-term liquidity at December 31, 2007 (1)				53,743
2008	55,623	31,243	0	29,363
2009	28,106	8,507	0	9,764
2010	27,826	10,578	85	(7,400)
2011	11,292	12,701	0	(5,990)
2012	10,914	11,143	0	(5,761)
2013 (2)	4,216	7,550	0	(2,426)
2014	8,155	7,287	0	(3,294)
2015 (3)	2,209	4,787	97	(619)
2016	6,956	3,418	0	(4,157)
2017	7,406	2,047	0	(9,516)
Thereafter	12,683	24,783	0	2,583

Total	175,386	124,044	183	2,583

(1)	Short-term liquidity is comprised of the sum of our investments and receivables less the amount of our commercial paper liabilities.

(2)	Includes Eksportfinans’ GBP 50 million Capital Contribution Securities, which are redeemable from February 13, 2013.

(3)	Includes the JPY 15 billion subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations.

(4)	Net of our repurchases of own debt securities. The column includes single- and multi-callable issues. These issues have been categorized by expected maturity.

(5)	Long-term loans with adjustable rates make up a large portion of Kommunekreditt’s loans. Kommunekreditt may change the rate of interest with 14 days’ notice, upon which the borrower may accept the new interest rate or repay the loan. Loans with fixed interest rates may be subject to extraordinary repayments at the end of the agreed period. (See Item 4.B. “Business Overview — LOANS — Export Lending — Type of Financing” and “Business Overview — LOANS - Municipal Lending — Types of Financing”.) Due to the terms and conditions related to the interest rate structure and option to terminate, the funding of these loans has maturities that match the expected maturity. In this table these loans are classified in maturity bands using expected maturity.
     We anticipate that a portion of our cumulative liquidity will in the future be invested in new long-term assets and also that we will undertake further financing.
     Capital Adequacy
     Capital adequacy is calculated in accordance with the prevailing regulations in force promulgated by from the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview — Supervision and Regulation”. Under these regulations, the capital adequacy requirement is 8%. As of December 31, 2007, Eksportfinans’ capital adequacy ratio was 9.6%, compared with 12.2% on December 31, 2006. The core capital adequacy ratio was 6.3% at December 31, 2007, compared to 8.3% at December 31, 2006. The decline in 2007 was principally due to unrealized losses in the liquidity portfolio and to balance sheet growth. The capital adequacy and core capital adequacy ratios at December 31, 2007 are based on IFRS accounts and IFRS adjusted capital adequacy requirements from the Norwegian authorities. Capital adequacy ratios for 2006 have not been recalculated accordingly.
     On March 13, 2008 the General Assembly of the Company voted to increase the Company’s share capital by NOK 1.2 billion through the issuance of new share capital from its owners. Principally unrealized losses in the liquidity portfolio as well as record high growth in lending throughout 2007 serve as the background for the issuance. The increase was contributed by the existing shareholders on a pro rata basis in March 2008. The issuance of new share capital significantly improves the capital adequacy ratios. Capital adequacy at March 31, 2008 was 10.9%. See Item 5.A “Operating Results – Results of Operations”.
     Further, in March 2008, Eksportfinans and certain of its shareholder banks entered into a Portfolio Hedge Agreement to further strengthen the Company’s balance sheet and capital adequacy ratios. See Item 7.B “Related Party Transactions – The Portfolio Hedge Agreement”.
     The tables below give details of the Company’s risk capital, risk-weighted balance sheet and off-balance sheet items at December 31, 2007 and 2006:

Risk capital
(NOK millions and as percentage of risk-weighted assets and off-balance)

	December 31, 2007		December 31, 2006 *

Share capital	1,594		1,594
Share premium reserve	162		162
Other equity	906		845

Total equity	2,662		2,601

Capital contribution securities	381		453
Deductions	522		36
Additions	19		0

Total core capital:	2,540	6.3%	3,018	8.3%

Subordinated debt	1129		1251
Capital contribution securities not included in core capital	160		157
Deductions	0		0
Additions	46		0

Additional capital:	1,335	3.3%	1,408	3.9%

Total risk capital	3,875	9.6%	4,426	12.2%

Risk-weighted balance sheet and off-balance sheet items

(NOK millions)	December 31, 2007		December 31, 2006 *
		Weighted		Weighted
	Book value	value	Book value	value

Loans to and receivables due from credit institutions	26,483	5,297	9,409	1,700

Loans to and receivables due from customers	98,777	17,583	90,314	18,890
Securities	50,510	8,414	38,293	7,554
Financial derivatives	9,744	2,085	—	—
Other assets	3,826	837	1,920	362
Trading portfolio	29,380	5,705	25,247	4,665

Total assets on balance	218,720	39,921	165,183	33,171

Off-balance sheet items		606		3,193
Foreign currency exchange risk		40		40

Total risk-weighted assets		40,567		36,404

*	Capital adequacy for 2006 is not adjusted to reflect IFRS.

  C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     Eksportfinans has developed a platform called “eFunding” for a straight-through process of funding transactions with the goal to automate the process and reduce administrative resources and operational risks. See “Item 5.B. — General”.
  D. TREND INFORMATION
     General
     There is a strong trend towards an increase in the total number and volume of loan applications received by the Company. This increase is due to, among others, the high price of oil which has led to an increase in the demand for offshore supply vessels and equipment for the oil and gas sector, favorable terms for the government supported financing scheme and the current need for liquidity in the loan market.
     Lending
     The trend has been towards more applications and increased average application amount. More applications have come from Norway’s maritime industries, including the oil and gas sector given the high oil prices and especially also for the financing of ships built at Norwegian yards since the government supported CIRR interest rate was made available for financing of ships from 2002. We might approach a point of saturation and, especially for the Norwegian shipyards, problems related to cost-increases and delays in receiving necessary parts from sub-contractors could cause a problem for their future competitiveness, which would be expected to decrease demand for our lending. The projects are located in more than 60 different countries. Except for ship financing, most projects are located outside the OECD-area. Eksportfinans’ overall experience is that increases or decreases in loan applications are of a cyclical nature and depend on factors such as interest rate development of important currencies like USD and NOK, the Norwegian economy, the world economy and other factors of importance to international trade.
     Kommunekreditt is offering a range of products and services that have proven to satisfy market demands. In the years 2002 — 2007, average growth in outstanding loans averaged more than 16% annually. Although refinancing of existing loans has been an important contributor to the growth, the main increase in outstanding loans is based on increases in the total market size. At year-end 2007 our share of the total municipal loan market was estimated to be 26% (34% of the market for specialized institutions). Our market share of new loans is considerably higher, between 30-40% of the total market. On this basis, we believe that it is still possible to increase our market share. As stated in Item 4 we believe that the municipal lending market is likely to continue to grow in the years ahead, but the growth rate may slow down slightly compared to the years 2003 to 2007, when the average was approximately 6% annually. We estimate the total market as at December 31, 2007 to be NOK 240 billion (USD 43 billion).
     Funding
     Since 2003 Eksportfinans has experienced a reduction in its overall funding cost. This is visible through the company’s public debt issuances and the performance of its global benchmark bonds in the secondary market. As the Company has been focused on improving its flexibility and visibility as a frequent issuer in the structured EMTN and USMTN markets, the overall cost of funding achieved has declined over recent years. The cost of funding has flattened out during the last 6 months of 2007 and may increase during 2008 due to general market conditions. See Item 5.B “Liquidity and Capital Resources — General”.
  E. OFF BALANCE SHEET ARRANGEMENTS
     Except as disclosed under Item 5.F., the Company has not entered into any transactions, arrangements or other relationships with unconsolidated entities or other persons that have or are reasonably likely to have a current or future material effect on liquidity or the availability of or requirements for capital resources.  The Company invests in asset backed securities issued by other entities, however these investments do not provide exposure to the majority of the benefits and therefore to the risks incident to the activities of the entities.  Eksportfinans has relationships with variable interest entities in the form of fully guaranteed lending to certain special purpose entities. Given the fully guaranteed nature of this lending, management does not consider consolidation of these entities to be reasonably possible.
  F. CONTRACTUAL OBLIGATIONS AND CONTINGENT COMMITMENTS
     The table below gives details of the contractual long-term obligations and commercial commitments of the Company as of December 31, 2007.

(in NOK millions)	Payments due by period
			From 1 year	From 3 years
		Up to and	up to and	up to and
		including	including	including	After
Contractual obligations	Total	1 year	3 years	5 years	5 years

Bond debt	188,540	84,981	56,888	21,101	25,570
Operating leases	3	1	2	0	0
Other liabilities (1)	2,405	2,036	13	12	344

Total	190,948	87,018	56,904	21,113	25,914

(in NOK millions)	Amount of commitment expiration per period
			From 1 year	From 3 years
		Up to and	up to and	up to and
		including	including	including	After
Other commercial commitments	Total	1 year	3 years	5 years	5 years

Commercial loan commitments	87,143	54,369	29,589	3,185	0
Financial guarantees	3,073	191	676	250	1,956

Total	90,215	54,559	30,265	3,435	1,956

(1)	Payments due after one year represent deferred taxes and prepaid interest rate subsidies received from the government in connection with a government-supported loan given from Eksportfinans to a borrower. See Item 4.B. “Business Overview — LOANS — Export related loans”.
     Information on the nature of the Company’s operating lease commitments is provided in note 7 to the financial statements.
     Our commercial commitments are explained in note 32.3 to the financial statements.
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  A. DIRECTORS AND SENIOR MANAGEMENT
     The principal executive officers and the directors of Eksportfinans as of December 31, 2007 were:

Name	Title
Erik Borgen	Chairman of the Board and Director
Tor F. Johansen	President and Chief Executive Officer
Baard Syrrist	Vice Chairman of the Board and Director
Leif Johan Laugen	Director
Live Haukvik Aker	Director
Tor Østbø	Director elected by the employees
Bodil Hollingsæter	Director
Marianne Heien Blystad	Director
Tor Bergstrøm	Director
Torgeir Haugland	Alternate Director elected by the employees
Arnulf Arnøy	Managing Director of Kommunekreditt and Deputy to President & CEO in Eksportfinans
Olav Tore Breilid	Executive Vice President, Risk Management and Operations
Jens Olav Feiring	Executive Vice President & General Counsel
Cecilie Haarseth	Executive Vice President, Financial Control
Ole Jacob Lund	Executive Vice President IT, Human Resources &Administration
Elise Lindbæk	Senior Vice President, Head of Corporate Information
Olav Einar Rygg	Executive Vice President and Chief Operating Officer Lending
Oliver Siem	Executive Vice President, Treasury

     Effective January 1, 2008, Mrs. Gisele Marchand assumed the position of President and Chief Executive Officer of Eksportfinans ASA.
     Update of members of the Board of Directors since March 29, 2007.
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
     Update of the members of the Board of Directors as of April 3, 2008
     On 3rd April the Council of Representatives elected the following persons as new members of the Board of Director
     Mr. Geir Bergvoll who replaces Mr. Erik Borgen as Director and Chairman of the Board.
     Mr. Thomas Borgen who replaces Mr. Leif Laugen as a Director
     Mr. Carl Steen who replaces Mr. Baard Syrrist as a Director and as Vice Chairman of the Board.
     Mr. Geir Bergvoll is head of the M&A Division of DnB NOR Bank and has 25 years of diversified management experience form Norwegian banking sector.
     Mr. Thomas Borgen is President and CEO of Danske Bank A/S (Fokus Bank) and has 20 years of management experience from banking. and finance.
     Mr. Carl Steen is head of Shipping, Oil Services and International Division at Nordea Bank Norge ASA and has 25 years of management experience from international banking.
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
     Mr. Torgeir Haugland was elected by the employees to become an alternate member of the Board of Directors in 2007 and his term expires in 2009. He is a Senior Vice President of Kommunekreditt Norge AS, where he has been employed since 2005.

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
     Mr. Tor F. Johansen became President and Chief Executive Officer of the Company in 1991, and has served as a Director since 1991. He joined Eksportfinans in 1977, became Executive Vice President, Corporate Finance and Treasury Section in 1982 and Deputy Chief Executive Officer in 1985. Mr. Johansen retired on December 31, 2007.
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
     Mr. Olav Tore Breilid joined Eksportfinans in 1995 as a Senior Vice President in the Treasury Section. He was appointed Executive Vice President and Head of Treasury Section effective April 1, 2002. Effective January 1, 2007 the Treasury Section was split in two. One section, Risk Management and Operations, was made responsible for the internal bank, asset composition, documentation, back-office and risk management. The other section, Treasury, was made responsible for activities including funding, debt investor marketing and investment. Mr. Breilid is head of Risk Management and Operations.
     Mr. Søren Elbech joined Eksportfinans in 2002 as Senior Vice President in the Treasury Section with responsibilities for capital markets. Mr. Elbech was appointed Executive Vice President and head of Treasury effective from 1 January, 2007. Mr. Elbech resigned his position on December 1, 2007 and was replaced by Mr. Oliver Siem.
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
     Mr. Oliver Siem was appointed Executive Vice President and head of Treasury effective December 1, 2007. Mr. Siem joined Eksportfinans in 1998 and has since 2005 been Head of Funding. He has previous work experience from The Norwegian Trade Council, The Ministry of Foreign Affairs and Norges Kommunalbank.
     Eksportfinans believes there are no family relationships between any of the above officers or directors, nor are there any arrangements or understandings under which any of these officers or directors were elected to serve. Certain of Eksportfinans’ directors are also directors and/or officers of certain of Eksportfinans’ shareholders.
     Mr. Borgen, Mr. Syrrist, Mr. Laugen, and Ms. Hollingsæter were appointed/elected directors as owner representatives and were replaced as such by Mr. Bergvoll, Mr. T. Borgen and Mr. Steen on April 3, 2008

B. COMPENSATION
Remuneration of General Executive Management

			2007
		Incentive	Other
		scheme	taxable	Pension
	Salary	paid	benefits	cost	Total	Loans 1)
			NOK thousands
Eksportfinans ASA:
Johansen, Tor	1,769	600	211	607	3,187	1,127
Rygg, Olav E.	999	265	158	391	1,813	666
Breilid, Olav Tore	1,289	190	185	620	2,284	2,056
Haarseth, Cecilie	937	209	159	317	1,622	977
Elbech, Søren 2)	1,292	187	136	—	1,615	—
Siem, Oliver 3)	273	—	18	582	873	1,662

	6,559	1,451	867	2,517	11,394	6,488

Kommunekreditt Norge AS:
Arnøy, Arnulf V.	1,293	181	178	523	2,175	1,656

Total Group	7,852	1,632	1,045	3,040	13,569	8,144

			2006
		Incentive	Other
		scheme	taxable	Pension
	Salary	paid	benefits	cost	Total	Loans 1)
			NOK thousands
Eksportfinans ASA:
Johansen, Tor	1,657	500	180	887	3,224	1,205
Rygg, Olav E.	868	0	142	237	1,247	702
Breilid, Olav Tore	1,261	0	170	752	2,183	2,164
Haarseth, Cecilie	792	0	142	286	1,220	999

	4,578	500	634	2,162	7,874	5,070

Kommunekreditt Norge AS:
Arnøy, Arnulf V.	1,088	0	187	643	1,918	1,692

Total Group	5,666	500	821	2,805	9,792	6,762

(1)	The loans have the same terms as other loans to employees. No new loans have been made to Executive Officers since June 30, 2002.

(2)	For the period January 1 to November 30, 2007.

(3)	For the month of December, 2007.

Remuneration of Board of Directors and Audit Committee

	2007			2006
	NOK in thousands			NOK in thousands
	Board of	Audit		Board of	Audit
	Directors	Committe	Total	Directors	Committe	Total
Borgen, Erik	225		225	225		225
Syrrist, Baard	165		165	165		165
Holmsen, Cato A.	135	50	185	135	50	185
Ulstein, Gunvor	135		135	135		135
Hollingsæter, Bodil	135	35	170	135	35	170
Aker Haukvik, Live	135	35	170	135	35	170
Laugen, Leif Johan	135		135	101		101
Borgen, Thomas	—		—	34		34
Østbø, Tor	135	—	135	135		135

Total	1,200	120	1,320	1,200	120	1,320

Remuneration of Committee of Representatives

	2007	2006
	NOK in thousands
Alhaug, Frode	50	50
Normann, Kristin	25	25
Riise, Sandra	22	17
Ellefsen, Harald	22	15
Pedersen, Jørn	22	11
Krokeide, Elisabeth	22	11
Tostrup, Trond	22	10
Smith, Claudine	22	5
Tellefsen, Tellef	17	17
Konterud, Harry	17	5
Bratseth, Kjell Ove	11	17
Fasmer, Benedicte S.	11	15
Berg, Per Andreas	11	11
Eidesvik, Toril	11	—
Haugan, Finn	10	—
Lohne, Nina	7	22
Enger, Einar	7	11
Salthella, Monica	5	—
Djupvik, Jostein	5	—
Broberg, Kari	1	11
Kløvstad, Per	—	7
Fiskerstrand, Olav Arne	—	1
Bjertnes, Sverre	—	1
Myhre, Ingvild	—	1

Total	320	263

Remuneration of Control Committee

	2007	2006
	NOK in thousands
Normann, Kristin	90	90
Ellefsen, Harald	60	60
Skullerud, Terje	60	60
Bratseth, Kjell Ove	60	60

Total	270	270

     Eksportfinans has an incentive scheme that includes all employees. The incentive scheme bases the total amount to be distributed on a formula relating to achieved return on equity compared to the risk free rate of interest. The incentive scheme provides for Eksportfinans to distribute amounts partly in relation to salaries and partly on a discretionary basis. In 2007 a total of NOK 5 million was paid under the scheme.

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
     Executive Management
     The President has responsibility for the day-to-day conduct of Eksportfinans’ business, subject to standing instructions issued by the Board of Directors and approved by the Council of Representatives. The President of Eksportfinans is empowered to grant loans of up to NOK 400 million. Credits may be approved by the President in amounts greater than NOK 400 million upon prior notification to the Board of Directors. The President has established a Group Management Board consisting of Mr. Arnulf Arnøy, Executive Vice President & Deputy CEO, Mr. Olav Tore Breilid, Executive Vice President, Mr. Olav Einar Rygg, Executive Vice President, Mrs. Cecilie Haarseth, Executive Vice President and Mr. Oliver Siem (who replaced Mr. Søren Elbech), Executive Vice President, which meets on a regular basis.
     On April 28, 2008 Mrs. Gisele Marchand resolved that Mr. Jens Olav Feiring reassumed membership in the Group Management Board where he previously served from 1981 to 2005. On that same day Mrs. Elise Lindbæk was appointed Executive Vice President, Director of Corporate Communications, IT and Human Resources. Effective from the same date Mr. Ole-Jacob Lund no longer reports directly to the President.
     At the same time Mrs Gisele Marchand discontinued the practice of having a Deputy CEO with immediate effect.
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
     As of December 31, 2007, the following persons served as members of the Council of Representatives:
     Frode Alhaug became a member of the Council of Representatives in 2003. He was elected Chairman the same year. His term expires in 2008.
     Kristin Normann became a member of the Council of Representatives in 1997. She has served as Vice Chairman from 1999. Her term expires in 2008.
     Harry Konterud became a member of the Council of Representatives in 2002.His term expires in 2008.
     Sandra Riise became a member of the Council of Representatives in 2001. Her term expires in 2008.
     Elisabeth Krokeide became a member of the Council of Representatives in 2001. Her term expires in 2008.

     Harald Ellefsen became an alternate member of the Council of Representatives in 2003. In March 2005 he became a member. His term expires in 2008.
     Benedicte Schilbred Fasmer became a member of the Council of Representatives in 2005. Her term expires in 2008.
     Finn Haugan became a member of the Council of Representatives in 2005. His term expires in 2008.
     Trond Tostrup became a member of the Council of Representatives in 2005. His term expires in 2008.
     Eldbjørg Sture was elected a member in 2007, her term expires in 2008
     Jørn Pedersen became an alternate member of the Council of Representatives in 2001. In March 2006 he became a member. His term expires in 2008.
     Claudine Smith became an alternate member of the Council of Representatives in 2000. In March 2006 she became a member. Her term expires in 2008.
     Tellef Tellefsen became an alternate member of the Council of Representatives in 2003. In March 2006 he became a member. His term expires in 2008.
     Per Andreas Berg resigned his position in 2007.
     As of December 31, 2007, the following persons served as alternate members of the Council of Representatives:
     Kjell Ove Bratseth became an alternate member of the Council of Representatives in 2003. His term expires in 2008.
     Toril Eidesvik became an alternate member of the Council of Representatives in 2006. Her term expires in 2008.
     Monica Salthella became an alternate member of the Council of Representatives in 2006. Her term expires in 2008.
     Arvid Jensen became an alternate member of the Council of Representatives in 2006. His term expires in 2008.
     Jostein Djupvik became an alternate member of the Council of Representatives in 2006. His term expires in 2008.
     Update on members and alternate members of the Council of Representatives
     On April 3, 2008 at the General Meeting, Claudine Smith and Monica Salthella resigned their positions as member and alternate respectfully. Gro Elisabeth Lundevik and Ottar Brage Guttelvik were elected as new members. Mrs. Tone Lunde Bakker and Jens Olav Næsguthe were elected as alternates. All other members and alternates were reelected.
     Control Committee, Auditors and Audit Committee
     The Control Committee examines the accounts of the Company and reports to the Council of Representatives.
     The Control Committee consists of three members and one alternate, all of whom are appointed by the shareholders of the Company at the annual general meeting for a two-year period. One member must meet the requirements for judges in Norway and be approved by the Banking, Insurance and Securities Commission. Board members and the employees of the Company and their relatives and employees are prohibited from serving on the Control Committee.
     As of December 31, 2007 the following persons served on the Control Committee:
     Kristin Normann became a member of the Control Committee in 1997. She has served as Vice Chairman from 1997, as Chairman from 2003. Her term expires in 2008.
     Harald Ellefsen became a member of the Control Committee in 2006, and his term expires in 2008.

     Eldbjørg Sture, became an alternate member of the Control Committee in 2007, and was elected as a member and Vice Chairman. Her term expires in 2008.
     Kjell Ove Bratseth was re-elected as an alternate member in 2007 and his term expires in 2008.
     Update of members of the Control Committee
     Terje Skullerud resigned his position as member in 2007. Harald Ellefsen resigned his position in 2008. On April 3, 2008 the General Meeting elected Mr. Ottar Brage Guttelvik as a new member and reelected all the other members and the alternate of the Control Committee.
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
     As of December 31, 2007, the Audit Committee consisted of Leif Laugen, Live Haukvik Aker and Bodil Hollingsæter. As of December 31, 2007, Bodil Hollingsæter acted as the financial expert, independent of management and Chair of Audit Committee. On April 3, 2008, Mr. Geir Bergvoll replaced Mr. Laugen who is no longer a member of the Board of Directors after April 3, 2008.
     Remuneration
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
     The chief executive officer determines the compensation of the Company’s other employees, within economic limits set by the Board of Directors.
D. EMPLOYEES
     As of December 31, 2007, the Company had 103 employees, all of whom are located in Norway.

Employees	Eksportfinans	Kommunekreditt	Total

2004	96	10	106
2005	81	13	94
2006	87	13	100
2007	88	15	103

E. SHARE OWNERSHIP
     As of the date of this annual report, no director, executive officer, member of the Council of Representatives or Control Committee owned shares in the Company. No options to purchase equity securities from the Company were outstanding as of that date.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
     As of the date of this annual report, the following shareholders owned Eksportfinans’ share capital:

	No. of
Shareholder	Shares	%
DnB NOR Bank ASA	60,701	40.0
Nordea Bank Norge ASA	35,220	23.21
The Norwegian State	22,765	15.00
Danske Bank A/S (Fokus Bank)	12,276	8.09
23 other banks	20,803	13.7
Total	151,765	100.00
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
     Fokus Bank ASA a wholly owned subsidiary of Danske Bank A/S, a Danish bank, transferred all its assets and liabilities to Danske Bank A/S as of April 1, 2007 including the shares in Eksportfinans ASA.
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
The 108 Agreement
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
     See Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”.
Transactions with Shareholder Banks
     Eksportfinans from time to time also enters into agreements to acquire loans from shareholders and some other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for these purchases. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2007, 2006 and 2005, Eksportfinans acquired loans from its shareholders amounting to NOK 4,715 million, NOK 4,889 million and NOK 2,875 million respectively.

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
     From time to time Eksportfinans’ shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholder’s behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, indemnifying Eksportfinans for any liability that may arise under the Eksportfinans guarantee. The request for a guarantee is due to the need for a guarantee given by a AAA-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’ shareholders is permitted by the articles of association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 1,088 million, Eksportfinans has recourse to such shareholders with full payment indemnification. The commercial effect is that the selling bank retains the risk premium associated with the credit in return for issuing the guarantee, while Eksportfinans earns a margin comparable to that received on its other commercial loans.
     In addition, in the normal course of business, Eksportfinans deposits funds and engages in other transactions with its shareholder banks on normal commercial terms. As of December 31, 2007, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 815 million. These transactions were recorded on market terms.
     Total outstanding transactions with related parties on the last three year’s balance sheet dates are disclosed in note 35 to the financial statements in Item 8.
     In connection with Eksportfinans’ lending activity, as of December 31, 2007, our shareholders had provided guarantees for an amount of NOK 16,401 million. The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.
     The transactions with related parties described above were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and did not involve more than the normal risk of collectibility or present other unfavorable features.
The Portfolio Hedge Agreement
     The instability in the international credit markets has continued in 2008, and the Company has continued to experience unrealized losses in the first quarter 2008. In light of this situation, in March 2008, Eksportfinans entered into an agreement (the Portfolio Hedge Agreement) with most of its owner banks for the purpose of stopping further value decrease of its liquidity portfolio.
     Pursuant to the Portfolio Hedge Agreement, all of the securities in the portfolio held as of February 29, 2008 (the Portfolio Hedge Agreement Portfolio) were marked to market. The difference between the mark to market value and the nominal value of the securities was calculated. The Portfolio Hedge Agreement Portfolio will be valued annually on the same date. On each annual valuation date, the Portfolio Hedge Agreement Portfolio will be marked to market. If the market value on an annual valuation date is less than the value of the immediately preceding valuation date, then the shareholders participating in the Portfolio Hedge Agreement will pay to Eksportfinans an amount equal to the difference. If the market value is higher than the market value on the immediately preceding valuation date, then Eksportfinans will pay the difference to the participating shareholders. The first valuation date is February 28, 2011.
     The total commitment payable to Eksportfinans by the shareholders under the agreement is NOK 5 billion. Any payment made by the participating shareholders under the agreement will be deducted from the committed amount. Any amount paid by Eksportfinans will have no effect on the total committed amount.
     The final valuation date is the date being the earlier of either the last maturity date of the securities in the Portfolio Hedge Agreement Portfolio or the date on which all securities have been either redeemed, repaid or disposed of or where a loss has been declared following the issuer’s insolvency.
     As contemplated in the agreement, in addition to the original signatories, all of Eksportfinans’ shareholders have been given the opportunity to participate in the agreement and share in the risks and rewards on a pro rata basis. That is, the aggregate commitment of NOK 5 billion remains the same, but is now shared by those shareholders who have agreed to participate. Shareholders representing approximately 99.5% of the share capital have agreed to participate, including the Norwegian Government.

     Eksportfinans’ shareholders unanimously approved the Portfolio Hedge Agreement on April 3, 2008.
Committed credit line facility
     Eksportfinans’ major owner banks DnB NOR Bank ASA, Nordea Bank AB and Danske Bank A/S have extended a committed credit line of USD 4 billion for repo purposes to Eksportfinans to provide what management considers to be sufficient liquidity buffers for the Group. The facility has a 12 month maturity with the possibility of extension. Eksportfinans has not yet utilized this credit facility.
Loans
     As of December 31, 2007, no loan was outstanding to any company of which Eksportfinans’ board members, members of the Control Committee or chairman of the Council of Representatives is a board member. As of December 31, 2007, loans totaling NOK 124 million were outstanding to one Norwegian municipality of which Kommunekreditt’s board members, members of the Control Committee or chairman of the Council of Representatives are board members. Bank deposits are not defines as loans.
     As of December 31, 2006, one loan totaling NOK 152 million was outstanding from Eksportfinans to companies in which Eksportfinans’s board members, members of the control committee or chairman of the council of representatives were then board members . As of December 31, 2006, loans totaling NOK 573 million, were outstanding to two Norwegian municipalities in which Kommunekreditt’s board members, members of the control committee or chairman of the council of representatives were then board members. Bank deposits are not defined as loans.
     As of December 31, 2007, the Company had NOK 66 million in loans outstanding to employees, primarily mortgage loans. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.
C. INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.
Item 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Information regarding Eksportfinans’ transition to IFRS
     Effective first quarter 2007, the consolidated accounts of Eksportfinans ASA have been presented according to international accounting principles – IFRS (International Financial Reporting Standards). See section “First time application of International Financial Reporting Standards (IFRS)” together with the financial statements in Item 18.
     There are no material legal proceedings pending to which the Company is a party.
B. SIGNIFICANT CHANGES
     See note 37 to the accompanying financial statements.
Item 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
     Not applicable

B. PLAN OF DISTRIBUTION
     Not applicable.
C. MARKETS
     The Company’s 4.750% USD Notes due 2008, 4.375% USD Notes due 2009, 5.125% USD Notes due 2011, 5.000% USD Notes due 2012, 1.60% Yen Notes due 2014, 5.500% USD Notes due 2016, and 5.500% USD Notes due 2017, are listed on the Luxembourg Stock Exchange. The Company’s 4.375% EUR Notes due 2010 are listed on the London Stock Exchange. The Company’s 5.500% USD Notes due 2017 are listed on the New York Stock Exchange. The Company’s PLUS Notes Linked to the S&P 500® Index due 2009 are listed on the American Stock Exchange. No other securities for which the Company has a reporting obligation pursuant to the Exchange Act are listed on any other exchange and are instead traded in the over-the-counter market.
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
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
     Eksportfinans, registry number with Foretaksregisteret (the Norwegian Registry of Companies) is No. 816 521 432. The objective of Eksportfinans according to Article 1 of Eksportfinans’ Articles of Association is to conduct financing operations:
•	for the export industries, including but not limited to:
-	the export of goods and services,

-	the establishment and acquisition of manufacturing facilities and companies,

-	investments in export-orientated means of production and plant,

-	the establishment of foreign stocks of goods,

-	domestic contracts where foreign credit is a competitive factors;
•	approved or requested by Norwegian authorities, and

•	through its subsidiary to regional and local authorities.
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
     In accordance with recommendations in the Norwegian Principles for Corporate Governance the Board of Directors has decided that Mrs. Marchand will not be an ex-officio member of the Board of Directors. This decision required an amendment to the Articles of Association, which was resolved at the General Meeting held on April 3, 2008
C. MATERIAL CONTRACTS
     Eksportfinans has three material contracts: the 108 Agreement, entered into with the Norwegian Ministry of Trade and Industry (See Item 4B. “Business Overview — LOANS — Export lending — General - Arrangement with the Norwegian Government”), the Portfolio Hedge Agreement (See Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”), and the NOK 4 billion committed credit line facility for repo purposes (see item 7.B “Related Party Transactions — Committed credit line facility”).

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
     U.S. FEDERAL INCOME TAX CONSIDERATIONS
     The following summary describes certain U.S. Federal income tax consequences that may be relevant to the acquisition, ownership and disposition of notes issued by Eksportfinans. This summary addresses only U.S. Federal income tax considerations for holders that are initial purchasers of notes pursuant to the relevant offering and that will hold the notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following:
•	financial institutions,

•	insurance companies,

•	dealers or traders in securities or currencies or notional principal contracts,

•	tax-exempt entities,

•	persons that will hold notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes,

•	persons that have a “functional currency” other than the U.S. dollar,

•	persons that own (or are deemed to own) 10% or more (by voting power or value) of Eksportfinans’ stock,

•	regulated investment companies,

•	real estate investment trusts, and

•	partnership, pass-through entities or persons who hold the notes through partnerships or other pass-through entities.
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
     Tax Treatment of the Notes
     General
     Other than as set forth below under “— Notes treated as Contingent Payment Debt Instruments” “— Notes treated as Forward Purchase Contracts” “— Notes treated as Section 1256 Contracts” and “Notes treated as a Put Option and a Deposit”, the following discussion set forth the general U.S. Federal income tax consequences of investing in notes.
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
     If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to notes for that taxable year (including, in the case of the taxable year which includes the maturity date of the notes, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a “net positive adjustment”, which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a “net negative adjustment”, which will (a) reduce the U.S. holder’s interest income for that taxable year and (b) to the extent of any excess after application of (a), give rise to an ordinary loss to the extent of the U.S. holder’s interest income on the notes during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). In addition, in general terms, U.S. holders will have gain or loss at the maturity equal to the difference between the amount actually received and the projected final payment. Any such gain (and any gain on the sale of the note) will be ordinary income. Any loss will be ordinary loss to the extent of the interest previously included in income by the U.S. holder with respect to the notes and, thereafter, capital loss. Limitations apply to limit the ability to offset ordinary income with capital losses.
     Special rules apply to the purchase of CPDIs at a discount or premium and prospective investors acquiring notes with such discount or premium should consult with their own tax advisors regarding such discount or premium. The application of the CPDI Regulations to the notes treated as contingent payment debt instruments is complex. You should consult with your own tax advisor regarding the applicability and consequences of the CPDI Regulations with respect to notes of Eksportfinans.

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
     Possible Application of Section 1260 of the Code
     If the underlying asset to which a note relates is of the type enumerated under Section 1260 of the Internal Reverse Code of 1986, as amended (the Code), (including, among others, shares of exchange traded funds and other regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies) there is a substantial risk that an investment in the notes will be treated as a “constructive ownership transaction”. Although the matter is not clear, if an investment in the notes is treated as a “constructive ownership transaction”, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of a note could be recharacterized as ordinary income (the Recharacterized Gain). In addition, an interest charge would also apply to any deemed underpayment of tax in respect of any Recharacterized Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange or settlement of the notes (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or settlement of the notes).
     If an investment in a note is treated as “constructive ownership transaction”, it is unclear to what extent any long-term capital gain of a U.S. Holder in respect of the notes will be recharacterized as ordinary income. The amount of the Recharacterized Gain (if any) that would be recharacterized as ordinary income in respect of the notes will generally equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the notes over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an underlying asset at fair market value on the issue date of the notes and sold the underlying asset upon the date of sale, exchange or settlement of the notes at fair market value (which would reflect the percentage increase in the value of the underlying asset over the term of the notes).
     Physical Settlement in Redemption of Notes
     To the extent the terms of notes provide for a physical settlement of the notes in shares and the conditions for physical settlement have been met under the terms of the notes, a U.S. holder will not recognize any gain or loss in respect of the notes (other than in respect of any cash received in lieu of any fractional shares). A U.S. holder will have an adjusted basis in any shares received equal to the purchase price of such notes. A U.S. holder’s holding period for any of the shares received will start on the day after the delivery of such shares.
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
     Possible Alternative Treatment of Notes
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
     Possible New Administrative Guidance and/or Legislation
     On December 7, 2007, the IRS released a notice stating that it and the Treasury Department (Treasury) are actively considering the proper U.S. Federal income tax treatment of instruments such as the notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Except to the extent otherwise provided by law, Eksportfinans intends to treat the notes for U.S. Federal income tax purposes in accordance with the treatment set forth above unless and until such time as the IRS and Treasury issue guidance providing that some other treatment is more appropriate.
     In addition, one member of the House of Representatives recently introduced a bill that, if enacted, would require holders of notes purchased after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of the notes.

     Notes treated as Section 1256 Contracts
     If a note is treated as a “Section 1256 Contract” under the Code, a U.S. Holder of a note that has not been exercised as of the end of that U.S. Holder’s taxable year will be treated as if the note were sold for its fair market value on the last business day of the U.S. Holder’s taxable year (marked-to-market). A U.S. Holder of a note will thus be required to recognize taxable gain or loss on an annual basis, determined as described below under “— Sale, Exchange or Exercise of Notes,” and include that taxable gain or loss in income regardless of whether that U.S. Holder receives any cash in respect of that note during the taxable year. The U.S. Federal income tax consequences of the notes being marked-to-market as described herein differ materially from the U.S. Federal income tax consequences of other marked-to-market provisions of the Code. Prospective acquirers of such notes should consult their own tax advisors about the consequences of the notes being marked-to-market.
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
     Tax Consequences if Notes are Delisted
     If notes are delisted and subsequently listed on an exchange that is not a “qualified board or exchange” within the meaning of Section 1256(g)(7) of the Code, the U.S. Federal income tax consequences are not certain. Because such notes would no longer, upon delisting, meet the statutory criteria for treatment as a Section 1256 Contract, it would be reasonable to treat such notes as if they were marked-to-market on the date the notes are delisted, and thereafter treated as if they were not Section 1256 Contracts. Alternatively, the Internal Revenue Service could treat such notes as no longer Section 1256 Contracts as of the first day of the holder’s taxable year in which the notes are delisted. In each case, for purposes of determining any gain or loss recognized after such notes are no longer Section 1256 Contracts, it is unclear whether the holder should be treated as having a holding period running from the date of such holder’s original acquisition of notes or from the date on which the notes are no longer treated as Section 1256 Contracts. The following paragraph assumes that (a) the notes are marked-to-market on the date they are delisted and (b) the holder’s holding period in its notes restarts as of the date of delisting. Prospective acquirors of notes should consult their own tax advisors as to the amount, character and timing of income for U.S. Federal income tax purposes in the event that the notes are delisted.
     If a note is marked-to-market on the date it is delisted, a U.S. Holder will recognize gain or loss on that date as described above under “— Sale, Exchange or Exercise of Notes” and the character of that gain or loss would be determined as described above under “— Character of Gain or Loss Recognized on Notes”. The deemed amount realized on delisting would be the last quoted fair market value of the notes on the relevant exchange prior to delisting. A U.S. Holder would then have a tax basis in the unlisted notes equal to the deemed amount realized, would begin a new holding period in the notes, and thereafter a U.S. Holder will recognize gain or loss on the sale, exchange, exercise or lapse of the notes equal to the difference between the amount realized, if any, and the U.S. Holder’s tax basis in the notes. Any gain or loss on an unlisted note will be long-term capital gain or loss if the U.S. Holder has held the delisted note for more than one year from the date of the marking-to-market as described above. Prospective investors should consult their own tax advisors with respect to the treatment of long-term capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers) and capital losses (the deductibility of which is subject to limitations).
     If notes are delisted and subsequently listed on an exchange that is a “qualified board or exchange” within the meaning of Section 1256(g)(7) of the Code, although there is no direct statutory, judicial, or administrative authority concerning the proper treatment of a listed index option that is delisted and subsequently listed on a qualified board or exchange, it is reasonable to treat the delisting and subsequent listing of such notes as not giving rise to a deemed sale or exchange of the notes. Under this treatment, a U.S. Holder will not recognize gain or loss as of the date that the note is delisted and the U.S. Holder’s tax basis in the note will not change. Notes that are subsequently listed on a qualified board or exchange will continue to be treated as Section 1256 Contracts and subject to the treatment described above. Prospective investors should consult their own tax advisors as to the amount, character and timing of income for U.S. Federal income tax purposes in the event that such notes are delisted and subsequently listed on a qualified board or exchange.
     Notes treated as a Put Option and a Deposit
     General
     Eksportfinans intends to treat certain of its notes as consisting of (1) a put option (the Put Option) that requires you to purchase the underlying asset or assets for an amount equal to the Deposit and (2) a deposit (as defined below) of cash in an amount equal to the principal amount of a note (the Deposit) to secure your potential obligation to purchase the underlying asset or assets. Accordingly, under this characterization, the stated interest payments on such notes is divided into two components for U.S. Federal income tax purposes, a portion of which is treated as interest on the Deposit, and the remainder of which is attributable to your sale of the Put Option to Eksportfinans (the Put Premium).
     Payments of Interest on Notes
     Eksportfinans intends to treat the Deposit as a short-term obligation for U.S. Federal income tax purposes. Under the applicable Treasury Regulations, the Deposit will be treated as being issued at a discount equal to the sum of the quarterly interest payments that is attributable to interest on the Deposit for U.S. Federal income tax purposes. If you are an accrual method or a cash method U.S. holder that elects to accrue the discount currently, you will be required to include the discount in income as it accrues on a straight-line basis, unless you elect to accrue the discount on a constant yield method based on daily compounding. If you are a cash method U.S. Holder and you do not elect to accrue the discount, you should include the portion of the payments attributable to interest on the Deposit as income upon receipt and you will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry the notes in an amount not exceeding the accrued interest until such interest is included in income. Furthermore, if you are a cash method U.S. Holder, any gain realized on the Deposit upon the sale, exchange, or retirement of the notes will be ordinary income to the extent of the discount that has accrued on a straight-line basis (or, if an election was made, according to a constant yield method based on daily compounding) but not previously included in income through the date of sale, exchange or retirement.
     Put Premium on Notes
     The Put Premium generally will not be taxable to you upon receipt. If the Put Option expires unexercised and a cash payment is made to you upon maturity of the notes, you will recognize with respect to the Put Option component of the notes, short term capital gain equal to the total Put Premium received.
     If Eksportfinans exercises the Put Option (i.e., the underlying asset or assets is/are delivered upon maturity of the notes), you will not recognize any gain or loss with respect to the Put Option other than with respect of any cash received in lieu of fractional shares. Your adjusted basis in the underlying asset or assets received will equal the Deposit, plus accrued but unpaid discount on the Deposit, less the total Put Premium received. Your holding period for any underlying asset or assets received will commence on the day after the delivery of the underlying asset or assets. To the extent you receive any cash in lieu of fractional shares, you will generally recognize short-term capital gain or loss in an amount equal to the difference between the amount of such cash received and your basis in the fractional shares, which is determined by allocating your total adjusted basis in the underlying asset or assets between the amount of cash received and the relative fair market value of the underlying asset or assets actually received.
     Sale, Exchange, Redemption or Other Disposition of Notes
     Upon the sale or exchange of such notes for cash, you will be required to apportion the amount you receive between the Deposit and the Put Option according to their respective values on the date of the sale or exchange. You will generally recognize gain or loss with respect to the Deposit in an amount equal to the difference between the amount you receive that is apportioned to the Deposit and your adjusted basis in the Deposit. Your adjusted basis in the Deposit will generally equal the principal amount of your notes, increased by the amount of any income you have recognized in connection with the Deposit and decreased by the amount of any payment received with respect to the Deposit. Such gain or loss will be short-term capital gain or loss, except to the extent attributable to accrued discount on the Deposit, which would be taxable as such as described under “Payments of Interest on the Notes” above.
     With respect to the Put Option, the amount of cash you receive upon the sale or exchange of the notes that is apportioned to the Put Option plus the total Put Premium previously received will be treated as short term capital gain. If on date of the sale or exchange of the notes, the value of the Deposit is in excess of the amount you received upon such sale or exchange, then you will be treated as having made a payment to the purchaser equal to the amount of such excess in exchange for the purchaser’s assumption of your rights and obligations under the Put Option. In such a case, you will recognize short-term capital gain or loss equal to the difference between the total Put Premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to the purchaser with respect to the assumption of the Put Option. The amount of the deemed payment will be treated as an amount received with respect to the Deposit in determining your gain or loss with respect to the Deposit.
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
     The U.S. Federal income tax discussion set forth above is included for general information only and may not be applicable depending upon the particular situation of the holder of notes. You should consult your own tax advisor with respect to the tax consequences to them of the ownership and disposition of notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in Federal or other tax laws.

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
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Asset and Liability Risk Management
     The main objectives of Eksportfinans’ asset and liability risk management activities are to manage interest rate risk, currency risk, and liquidity risk (including refinancing risk). With respect to the risk management of Eksportfinans’ government-supported loans and the corresponding funding transactions, see Item 4.B. “Business Overview — LOANS — Arrangement with the Norwegian Government”. With respect to the commercial loans and the corresponding liquidity reserves and funding transactions, our policy is, to the extent practicable, to match, through the use of interest rate and currency swaps and other derivative instruments, the interest rate terms, currencies and maturities of our liabilities with those of our assets. The interest rate exposure is measured and managed on a portfolio basis. There can, however, be no assurance that we will be able to obtain economically efficient hedging opportunities that will enable us to implement this policy with respect to new assets and liabilities.
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
     Funds available for long-term financing of disbursed loans are generally invested, pending disbursement, on an interim basis in short-term instruments. Eksportfinans frequently finances disbursed loans on an interim basis through the issuance of commercial paper or similar short-term debt instruments, until long-term funds are available. Eksportfinans also uses forward-rate agreements to lock in current interest rates in order to economically hedge interim financing of loans. As loans are granted in a variety of currencies, and with both fixed and floating rates of interest, Eksportfinans normally uses swaps and similar instruments, where appropriate, to convert these loans into floating rate assets, denominated in U.S. dollars, to match the terms of the underlying swapped funding.
     More than half of Eksportfinans’ “liquidity” is held in the non-trading portfolios, the rest of the liquidity investments being held in the trading portfolio. These investments are generally of very high credit quality, very liquid and are actively traded.
     In connection with Eksportfinans’ structured transactions, primarily on the funding side but also to some extent with respect to its investments and warrant issuances, it may also enter into options and hybrid transactions which reduce Eksportfinans’ exposure to the interest rate, currency or other market-related risks embedded in such transactions and which provide an opportunity to reduce Eksportfinans’ cost of funds, directly or indirectly. See note 14 to the financial statements.

As of December 31, 2007 and 2006, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options were NOK 379,405 million and NOK 309,442 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of Eksportfinans’ loans. See Item 4.B. “Business Overview — LOANS — Credit Support for Loans”. To date, Eksportfinans has not experienced any losses as a result of any counterparty becoming insolvent or declared bankrupt. No significant adverse adjustments to settlements have taken place.
     As part of Eksportfinans’ risk management policy it has since 1989 chosen to outsource the internal audit function to an external auditor firm.
     Market Risk
     Financial instruments account for the bulk of our assets and liabilities. The market risks inherent in Eksportfinans’ market risk-sensitive instruments and positions are the potential of losses arising from adverse changes in foreign currency exchange rates and adverse changes in interest rates, both of which are measured and monitored.
     The 108 Agreement with the Norwegian Ministry of Trade and Industry (the Ministry) regulates Eksportfinans’ financing of export contracts according the OECD Consensus terms. Interest and exchange rate exposures related to lending, funding and investments of liquidity under this agreement are hedged with derivatives, with any residual cost or profit arising from the hedges being for the Ministry’s account.
     Further information regarding financial derivatives is disclosed in note 14 to our financial statements.
     Foreign Currency Exchange Risk
     Foreign currency exchange risk arises from mis-matches in the currencies denominating our assets and our liabilities. Principal amounts are swapped into Eksportfinans’ three main currencies: euro, U.S. dollars and Norwegian kroner. Currency exposure towards a currency is measured as the net of assets and liabilities for the currency, plus the basis currency bought spot or forward with settlement in Norwegian kroner minus the basis currency sold spot or forward settling in kroner, adjusted for the value of the option position. As of December 31, 2007, Eksportfinans’ exposure to currencies other than the Norwegian kroner reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

	Balance sheet assets			Amount of net position covered
(NOK thousands)	and (liabilities)	Derivatives	Net position (1)	by 108 Agreement items

CAD	(2,958,959)	2,960,033	1,074	864
JPY	(40,112,834)	40,113,791	957	356
SEK	(1,001,688)	1,002,409	721	—
EUR	23,895,076	(23,894,688)	388	11,973
DKK	(6,051,641)	6,051,668	27	183
USD	(35,843,777)	35,814,099	(29,678)	(45,702)
Other currencies	(28,831,690)	28,826,440	(5,250)	1,256

Total	(90,905,513)	90,873,752	(31,761)	(31,070)

(1)	Net position includes amounts covered by the 108 Agreement. See note 19 to the financial statements.
For more information, see Item 4.B. “Business Overview — LOANS — Arrangement with the Norwegian Government”.
     The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged. For further information regarding Eksportfinans’ market risk, see note 32 to the financial statements.
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
     The Board of Directors has approved this currency risk and strategy and at the present time Eksportfinans can have aggregate net positions in foreign currencies equivalent to NOK 180 million (USD 32 million). Eksportfinans did not exceed this amount in 2007.
     The fair value net income effect on Eksportfinans’ financial portfolios due to an adverse change of 5% in foreign currency exchange rates as of December 31, 2007 is estimated to be NOK 45 million. This arises from NOK 23 million trading portfolio and NOK 22 million in the non-trading portfolio. The effect as of December 31, 2006 was estimated to be NOK 24 million, consisting of NOK 5 million from the trading portfolio and NOK 19 million for the non-trading portfolio.
     A 5% increase in NOK versus both USD and EUR simultaneously is a rare event. Since the end of 1989 there has never been a 5% appreciation of NOK against both EUR (including its predecessor currencies) and USD over any one month period. Since 1989, NOK has appreciated more than 5% against both EUR (including its predecessor currencies) and USD in two non-consecutive quarters. Looking at all daily rolling one year periods since 1989, NOK has appreciated more than 5% against both USD and EUR (including its predecessor currencies) simultaneously on 19 non-consecutive occasions.
     Eksportfinans is able to adjust net foreign currency positions quickly if adverse fluctuations occur by buying or selling positions or derivatives such as currency swaps.
     Interest Rate Risk
     Interest rate risk arises from potential adverse changes in interest rates. Interest rate risk is managed by a separate risk management function and reported regularly to the management board. The Board of Directors sets the permitted level of interest rate exposure. Our guidelines with respect to interest rate risk include limits on interest rate exposure for the market-based activities of Eksportfinans.
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
     The table below displays the change in fair values resulting from an increase in interest rates of 1 percentage point and does not account for possible convexity effects. The interest rate exposure takes into account that interest rate fixings occur on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points. The interest rate exposure relative to a one percentage point (100 basis points) increase is derived by multiplying the one basis point value by one hundred and hence does not account for possible convexity effects.

NOK thousands	1 month	3 months	1 year	5 years	Total
Trading:
USD	(2,355)	(3,395)	(190)	(1,196)	(7,136)
EUR	(10,340)	(17,394)	(2,078)	(1,913)	(31,725)

Other than trading:
NOK	(9,440)	4,741	(2,370)	(10,969)	(18,039)
USD	5,551	10,720	(10,190)	1,576	7,658
EUR	7,853	20,559	(726)	(1,536)	26,150
Other curencies	(1)	50	(380)	(742)	(1,073)
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
     The Company maintains a continuous assessment of market conditions in order to measure the level of exposure to interest rate changes. Eksportfinans aims to contain the level of exposure to interest rate changes. The exposure has been reduced with a shift in the composition towards the trading portfolios and by a shift towards increasing the maturity of the assets. The ongoing management of financial instruments is in accordance with Eksportfinans’ guidelines for asset and liabilities management and risk management. The management view on risk and return may at any time be reflected in a change in the overall level of exposure and in the shift in exposure from one portfolio to the other.
     The potential change in fair value that would have resulted from a 1 percentage point increase in interest rates as of December 31, 2007 is negative NOK 39 million (negative NOK 2 million in 2006) in the trading portfolio and positive NOK 15 million for other securities (positive NOK 4 million in 2006). The total interest rate exposure changed from positive NOK 3 million as of the end of 2006 to negative NOK 24 million as of the end of 2007.
     A potential increase in credit spreads of one percentage point would reduce the net fair value of our assets and liabilities by NOK 1,200 million. The effect for the liquidity portfolio in isolation of a one basis point credit spread widening is approximately negative NOK 25 million. We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Credit spreads in quoted market prices contain all other information available besides the credit discount.
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
Item 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     Under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date.
Management’s Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Our internal control system was designed to provide reasonable assurance to our management and our board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles.

     Under the supervision of our management, including the chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that our internal control over financial reporting as of December 31, 2007 was effective.
     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.
     Pursuant to temporary rules of the Securities and Exchange Commission that permits us to only provide management’s report on internal control over financial reporting, this Annual Report on Form 20-F does not include an audit report by our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting above.
Changes in Internal Controls over Financial Reporting
     There were no changes to our internal controls over financial reporting that occurred during 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. (Reserved)
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that it has an “audit committee financial expert” serving on its audit committee. As of December 31, 2007, and the date hereof, Bodil Hollingsæter acted as the audit committee financial expert, and is and was independent as defined in Section 303A.02 of the New York Stock Exchange’s corporate governance standard.
Item 16B. CODE OF ETHICS
     Eksportfinans has a code of ethics that applies to Eksportfinans’ principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Eksportfinans has made its code of ethics publicly available on its internet website.
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Fees paid to our principal accountant consist of the following for the years ended December 31:

(NOK thousands)	2007	2006

Audit fees	5,140	4,323
Audit-related fees (1)	724	388
Tax fees (2)	94	153

(1)	Fees related to transition to IFRS and preparations for compliance with Sarbanes-Oxley Section 404.

(2)	Fees related to preparation of tax-reporting.
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

Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     The Company did not repurchase any of its equity securities in 2007.

PART III
Item 17. FINANCIAL STATEMENTS
     Not applicable.
Item 18. FINANCIAL STATEMENTS
     The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers AS, independent registered public accounting firm, are incorporated by reference in this Item 18:
Item 19. EXHIBITS
1.1	Articles of Association (English translation) (incorporated by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 30, 2006)

2.1	Form of Indenture, dated as of February 1, 1996, between the Company and The Bank of New York (formerly United States Trust Company of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 2 to Form F-3 (No. 33-99538) filed with the SEC February 2, 1996)

4.1	Agreement Regarding Interest Equalization and Hedging for Eksportfinans’s Borrowing and Lending Commitments (the 108 Agreement) (English translation of Norwegian-language original)* (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 21, 2005)

4.2	Portfolio Hedge Agreement entered into by Eksportfinans ASA, DnB NOR Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S (the Portfolio Hedge Agreement)*

4.3	Committed Credit Line Facility for repo purposes provided by DnB NOR Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S*

7.1	Computation of ratio of earnings to fixed charges

8.1	Significant subsidiaries (incorporated herewith)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

*	Confidential treatment requested and the redacted material has been separately filed with the Commission.

     The total amount of long-term debt securities of the Company authorized under any instrument does not exceed 10% of the total assets of the Company. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of Eksportfinans ASA
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows present fairly, in all material respects, the financial position of Eksportfinans ASA and its subsidiaries at December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in Norway and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As discussed in the section "First-Time Adoption of International Financial Statements (IFRS)" and under Note 2 "Summary of Significant Accounting Policies" in the consolidated financial statements, the Company has applied International Financial Reporting Standards with effect from January 1, 2006, the date of transition in accordance with the transitional provisions set out in IFRS 1, 'First-time Adoption of International Financial Reporting Standards'. Previously, the Company followed the Generally Accepted Accounting Principles of Norway (NGAAP). As discussed under footnotes 2.6 and 4, the Company has elected to record at fair value financial assets and liabilities through the income statement.
/s/ PricewaterhouseCoopers AS
Oslo, Norway
June 27, 2008

INCOME STATEMENT

(NOK thousands)	2007	2006	NOTE

Interest and related income on loans and receivables due from credit institutions	1,359,267	877,651
Interest and related income on loans and receivables due from customers	4,449,788	2,487,790
Interest and related income on securities	3,076,785	1,967,027
Other interest and related income	41,302	20,409

Total interest and related income	8,927,142	5,352,877

Interest and related expenses on commercial paper and bond debt	8,180,201	4,732,864
Interest and related expenses on subordinated debt	71,238	65,426
Interest and related expenses on capital contribution securities	40,218	37,966
Other interest and related expenses	74,471	57,524

Total interest and related expenses	8,366,128	4,893,780

NET INTEREST INCOME	561,014	459,097

Income on investments in group companies, net of tax	—	—

Commissions and income related to banking services	4,092	6,096
Commissions and expenses related to banking services	7,497	7,283

Net gains/(losses) on trading portfolio	(590,017)	2,742	5
Net gains/(losses) on foreign currencies	2,291	2,617
Net gains/(losses) on other financial instruments at fair value	(618)	(74,577)	6

Other income	7,573	5,600	8

NET OTHER OPERATING INCOME	(584,176)	(64,805)

TOTAL INCOME	(23,162)	394,292

Salaries and other administrative expenses	152,222	145,093	10
Depreciation	22,323	19,300	17, 18
Other expenses	12,165	12,871	11

TOTAL OPERATING EXPENSES	186,710	177,264

Impairment charges on loans	0	0	30.4

PRE-TAX OPERATING PROFIT/(LOSS)	(209,872)	217,028

Taxes	(61,086)	57,760	12

PROFIT/(LOSS) FOR THE YEAR	(148,786)	159,268

Allocated to/(from) reserve for unrealized gains	—	—
Allocated to/(from) other equity	—	—
Dividends declared	—	—

TOTAL ALLLOCATIONS	—	—

Dividends declared per share (in NOK)	—	—

BALANCE SHEET

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006	NOTE

ASSETS
Cash	4	5
Loans and receivables due from credit institutions	27,334,250	21,407,547	15
Loans and receivables due from customers	98,776,584	78,953,713	15
Securities	80,133,086	63,920,429	30.5
Financial derivatives	9,743,651	6,977,538	14
Deferred tax assets	79,125	0	12
Intangible assets	26,659	25,078	17
Property, equipment and investment property	222,025	223,756	18
Other assets	2,404,425	857,203	19

TOTAL ASSETS	218,719,809	172,365,269

LIABILITIES
Deposits by credit institutions	324,016	47,314
Commercial paper debt	31,277,368	6,048,619
Bond debt	175,037,909	154,506,482
Financial derivatives	6,934,797	5,301,715	14
Taxes payable	121,676	99,140	12
Deferred tax liabilities	0	103,636	12
Other liabilities	360,263	950,349	22
Provisions	64,544	57,282	9, 21
Subordinated debt	1,378,778	1,603,554	23
Capital contribution securities	558,600	618,219	24

Total liabilities	216,057,951	169,336,310

SHAREHOLDERS’ EQUITY
Share capital	1,593,533	1,593,533	25, 26
Share premium reserve	162,462	162,462	26
Other equity	905,863	1,272,964

Total shareholders’ equity	2,661,858	3,028,959

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	218,719,809	172,365,269

STATEMENT OF CHANGES IN EQUITY

		Share
		premium		Total
(NOK thousands)	Share capital	reserve	Other equity	equity

EQUITY AS AT DECEMBER 31, 2005 (NGAAP)	1,593,533	162,462	821,152	2,577,147
Dividends	0	0	115,341	115,341
Fair value of property	0	0	102,437	102,437
Pension commitments	0	0	(54,262)	(54,262)
Fair value of financial instruments	0	0	365,375	365,375
IFRS implementation tax effects	0	0	(121,006)	(121,006)

EQUITY AS AT JANUARY 1, 2006 (IFRS)	1,593,533	162,462	1,229,037	2,985,032

Profit for the period	0	0	159,268	159,268
Dividends paid	0	0	(115,341)	(115,341)

EQUITY AS AT DECEMBER 31, 2006	1,593,533	162,462	1,272,964	3,028,959

EQUITY AS AT DECEMBER 31, 2006 (NGAAP)	1,593,533	162,462	845,411	2,601,406
Dividends	0	0	218,314	218,314
Fair value of property	0	0	99,298	99,298
Pension commitments	0	0	(50,643)	(50,643)
Fair value of financial instruments	0	0	248,598	248,598
IFRS implementation tax effects	0	0	(88,014)	(88,014)

EQUITY AS AT JANUARY 1, 2007 (IFRS)	1,593,533	162,462	1,272,964	3,028,959

Profit for the period	0	0	(148,786)	(148,786)
Dividends paid	0	0	(218,314)	(218,314)

EQUITY AS AT DECEMBER 31, 2007	1,593,533	162,462	905,863	2,661,858

CASH FLOW STATEMENT

(NOK thousands)	2007	2006	NOTE

Pre-tax operating profit/(loss)	(209,872)	217,027

Provided by operating activities:
Disbursement on loans	(39,182,918)	(35,876,923)
Principal collected on loans	10,831,050	18,153,405
Purchase of financial investments in the trading portfolio	(18,154,111)	(18,842,989)
Proceeds from sale or redemption of financial investments in the trading portfolio	12,353,323	10,758,625
Accrual of contribution from the Norwegian government	(151,666)	(38,154)
Contribution paid by the Norwegian government	25,723	31,192
Unrealized losses/(gains) on financial instruments at fair value	594,003	114,160
Depreciation	22,323	19,300
Taxes paid	(99,016)	(58,657)

Changes in:
Accrued interest receivable	(539,010)	(406,758)
Other receivables	(1,527,816)	(683,606)
Accrued liabilities	(72,427)	628,266

NET CASH FLOW FROM OPERATING ACTIVITIES	(36,110,414)	(25,985,112)

Purchase of financial investments	(32,110,462)	(21,803,143)
Proceeds from sale or redemption of financial investments	6,682,382	12,245,658
Purchases of property and equipment	(22,604)	(17,930)
Net proceeds from sales of property and equipment	180	795

NET CASH FLOW FROM INVESTING ACTIVITIES	(25,450,504)	(9,574,620)

Change in debt to credit institutions	283,058	(100,082)
Proceeds from issuance of commercial paper debt	176,813,500	182,248,793
Repayments of commercial paper debt	(150,585,850)	(178,516,649)
Proceeds from issuance of bond debt	80,681,465	56,530,315
Principal payments on bond debt	(44,762,852)	(25,845,224)
Change in subordinated debt and capital contribution securities	99	468,602
Dividends paid	(218,314)	(115,341)

NET CASH FLOW FROM FINANCING ACTIVITIES	62,211,106	34,670,414

Effect of exchange rates on cash and cash equivalents	(9,893)	(20,225)

NET CHANGE IN CASH AND CASH EQUIVALENTS	640,295	(909,543)

Cash and cash equivalents as at beginning of period	191,523	1,101,066

CASH AND CASH EQUIVALENTS AT END OF PERIOD	831,818	191,523	28

FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Transition
Eksportfinans’ consolidated financial statements were, until December 31, 2006, prepared in accordance with the accounting legislation in Norway, the accounting regulations issued by the Ministry of Finance, Kredittilsynet (the Financial Supervisory Authority of Norway) and generally accepted accounting principles in Norway (NGAAP).
In 2002, the EU Commission issued a regulation requiring all listed companies to adopt International Financial Reporting Standards (IFRS) in their consolidated financial statements by January 1, 2005. Norway has an agreement with the EU that makes this regulation mandatory for Norwegian companies. The regulation gave the member states an option to postpone the implementation of IFRS until January 1, 2007 for companies whose only listed securities are debt securities. Norway permitted Norwegian entities to exercise this option, and Eksportfinans, whose only listed securities are debt securities, postponed its implementation of IFRS until January 1, 2007.
The adoption of IFRS resulted in modified principles of valuation for a large proportion of the items on the balance sheet, particularly due to new regulations regarding financial instruments. According to the requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’, derivative instruments must be measured at fair value. Eksportfinans uses derivatives in the management of market risks to obtain economic hedges to minimize risks in accordance with guidelines set by the Board of Directors. The criteria for applying hedge accounting according to IAS 39 are very different from NGAAP, and the Group has chosen not to apply hedge accounting under IFRS. In order to reduce the potential volatility in profit or loss due to not adopting the hedge accounting requirements, for certain non-derivative financial assets and liabilities hedged by derivatives as part of the Group’s risk management process, the Group has decided to apply the fair value option in accordance with IAS 39. The election and use of principles of valuation for financial instruments are described in note 2.6.2.
Market risk for lending and borrowing related to the government supported 108 Agreement (see note 2.6.1) is economically hedged through the 108 Agreement. The settlements of payments from the government authorities under the Agreement are considered to meet the definitions of a derivative according to IAS 39. The lending and borrowing under the 108 Agreement are valued at amortized cost. This implies an increased volume of derivatives to be measured at fair value compared to prior periods under NGAAP.
As a consequence there is reason to expect a higher level of volatility in profit or loss in the accounts for the years to come.
Application of IFRS 1 ‘First-time adoption of IFRS’
IFRS 1 requires the presentation of at least one year of comparative information under IFRS. The date of the opening balance and date of transition to IFRS is January 1, 2006. Eksportfinans has applied IFRS 1 when preparing the opening balance. The effects of transition to IFRS have been recorded directly to equity.
IFRS requires a retrospective application of all standards in the opening balance. Eksportfinans has made the following exemptions from restating the opening balance sheet retrospectively, as outlined in IFRS 1:
•	Properties for own use and investment property have been recorded at fair value as of January 1, 2006

•	Pension liabilities that were unrecorded as of January 1, 2006 in compliance with previous accounting regulations, have been charged against equity

•	Business combinations recorded prior to January 1, 2006 have not been restated

Reconciliation of income statement from previous GAAP for 2006
The following table reconciles previous GAAP to IFRS for 2006.
EFFECTS ON INCOME STATEMENT 2006 DUE TO TRANSITION TO IFRS

		Transition
(NOK thousands)	NGAAP	effects	IFRS

Interest and related income on loans and receivables due from credit institutions	345,441	532,210	877,651
Interest and related income on loans and receivables due from customers	3,023,350	(535,560)	2,487,790
Interest and related income on securities	1,967,027	0	1,967,027
Other interest and related income	20,409	0	20,409

Total interest and related income	5,356,227	(3,350)	5,352,877

Interest and related expenses on commercial paper and bond debt	4,711,221	21,643	4,732,864
Interest and related expenses on subordinated debt	65,426	0	65,426
Interest and related expenses on capital contribution securities	37,966	0	37,966
Other interest and related expenses	57,524	0	57,524

Total interest and related expenses	4,872,137	21,643	4,893,780

NET INTEREST INCOME	484,090	(24,993)	459,097

Commissions and income related to banking services	6,096	0	6,096
Commissions and expenses related to banking services	7,283	0	7,283

Net gains/(losses) on trading portfolio	19,949	(17,207)	2,742
Net gains/(losses) on foreign currencies	2,617	0	2,617
Net gains/(losses) on other financial instruments at fair value	0	(74,577)	(74,577)

Other income	5,600	0	5,600

NET OTHER OPERATING INCOME	26,979	(91,784)	(64,805)

TOTAL INCOME	511,069	(116,777)	394,292

Salaries and other administrative expenses	148,713	(3,620)	145,093
Depreciation	16,161	3,139	19,300
Other expenses	12,871	(0)	12,871

TOTAL OPERATING EXPENSES	177,745	(482)	177,264

Impairment charges on loans	0	0	0

PRE-TAX OPERATING PROFIT/(LOSS)	333,324	(116,295)	217,028

Taxes	90,751	(32,991)	57,760

PROFIT/(LOSS) FOR THE YEAR	242,573	(83,304)	159,268

The following table is a reconciliation of the cash flow statement for the year ended December 31, 2006:

		Transition		Foot-
(NOK thousands)	NGAAP	effects	IFRS	notes

Net income after taxes	242,573	(242,573)	0
Pre-tax operating profit/(loss)	0	217,027	217,027

Provided by operating activities:
Disbursement on loans	(35,876,923)	0	(35,876,923)
Principal collected on loans	17,728,920	424,485	18,153,405	1
Purchase of financial investments in the trading portfolio	(18,842,989)	0	(18,842,989)
Proceeds from sale or redemption of financial investments in the trading portfolio	10,758,625	0	10,758,625
Accrual of contribution from the Norwegian government	(38,154)	0	(38,154)
Contribution paid by the Norwegian government	31,192	0	31,192
Unrealized losses/(gains) on financial instruments at fair value	(1,142)	115,302	114,160
Depreciation	16,162	3,138	19,300
Income from investments in subsidiary	0	0	0
Income from jointly controlled activity	(57)	57	0
Taxes paid		(58,657)	(58,657)

Changes in:
Accrued interest receivable	(406,758)	0	(406,758)
Other receivables	(683,606)	0	(683,606)
Accrued liabilities	662,560	(34,294)	628,266

NET CASH FLOW FROM OPERATING ACTIVITIES	(26,409,597)	424,485	(25,985,112)

Purchase of financial investments	(21,378,659)	(424,484)	(21,803,143)	1
Proceeds from sale or redemption of financial investments	12,245,658	0	12,245,658
Investment in group companies	0	0	0
Purchases of property and equipment	(17,930)	0	(17,930)
Net proceeds from sales of property and equipment	795	0	795

NET CASH FLOW FROM INVESTING ACTIVITIES	(9,150,136)	(424,484)	(9,574,620)

Change in debt to credit institutions	(100,082)	0	(100,082)
Proceeds from issuance of commercial paper debt	182,248,793	0	182,248,793
Repayments of commercial paper debt	(178,516,649)	0	(178,516,649)
Proceeds from issuance of bond debt	56,530,315	0	56,530,315
Principal payments on bond debt	(25,845,224)	0	(25,845,224)
Change in subordinated debt and capital contribution securities	468,602	0	468,602
Dividends paid	(115,341)	0	(115,341)

NET CASH FLOW FROM FINANCING ACTIVITIES	34,670,414	0	34,670,414

Effect of exchange rates on cash and cash equivalents	(20,224)	(1)	(20,225)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(909,543)	0	(909,543)

Cash and cash equivalents as at beginning of period	1,101,066	0	1,101,066

CASH AND CASH EQUIVALENTS AT END OF PERIOD	191,523	0	191,523

Explanation of material adjustments to the cash flow statement:
1) According to IFRS, deposits related to a major portion of loans acquired from banks are classified as loans.
Other transition effects are related to effects explained for the income statement or the balance sheet.

1 GENERAL INFORMATION
Eksportfinans ASA and its subsidiaries provide the Norwegian export sector and the local government sector with financial solutions.
Eksportfinans ASA is the parent company of the Group, and is a limited liability company. Eksportfinans ASA is incorporated and domiciled in Norway. The address of the head office is Dronning Mauds gate 15, P.O. Box 1601 Vika, N-0119 Oslo, Norway.
In these financial statements the term ‘Eksportfinans ASA’ is used for the parent company Eksportfinans ASA. The term ‘Kommunekreditt’ is used for the subsidiary Kommunekreditt Norge AS. The terms ‘Group’, ‘Company’ and ‘Eksportfinans’ refer to the parent company and the subsidiary as a financial group. The fiscal year of the Group, the parent company and the subsidiaries, runs from January 1 to December 31.
These consolidated financial statements have been approved for issue by the Board of Directors on March 13, 2008.
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1 Basis of preparation
The Group’s consolidated financial statements have been prepared in line with accounting regulations and legislation in Norway. The Norwegian Accounting Act requires the Group to prepare the financial statements in accordance with IFRS as adopted by the European Union (EU). This set of standards is not necessarily identical with IFRS as issued by the International Accounting Standards Board (IASB). Mainly, these differences are related to the timing of approval, but there are also material differences in specific standards (e.g. the ‘carve outs’ in IAS 39). For the Group, however, the existing differences are not relevant. Hence, there are no differences in the Company’s application of the IFRS versions, and the consolidated financial statements of Eksportfinans have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB. The Norwegian Accounting Act also requires some disclosure in addition to the disclosure required by IFRS. These are related to remuneration, and are included in these financial statements. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities held at fair value through profit and loss, and as modified by the revaluation made for certain assets when implementing IFRS.
The following is a list of new and revised standards (IFRSs) and interpretations (IFRICs) effective for December 31, 2007 and later periods.
Standards and interpretations effective for December 31, 2007 relevant for the Group
IFRS 7, ‘Financial Instruments: Disclosures’, and the complementary amendment to IAS 1, ‘Presentation of Financial Statements — Capital Disclosures’, introduces new disclosures relating to financial instruments. The standard is effective for annual periods beginning on or after January 1, 2007 and is applied by the Group in the financial statements for the year ended December 31, 2007. The standard does not have any impact on the classification and valuation of the Group’s financial instruments, or the disclosures relating to taxation and trade and other payables.
IFRIC 9, ‘Reassessment of Embedded Derivatives’, concludes that an entity generally should not reassess its conclusion as to whether an embedded derivative needs to be separated from the hybrid contract after it is initially recognized. Similarly, a first-time adopter of the IFRSs should make its assessment on the basis of conditions existing when the entity became party to the hybrid contract, not when it adopts IFRS. An entity should only revisit its assessment if the terms of the contract change and the expected future cash flows of the embedded derivative, the host contract, or both, have changed significantly relative to the previously expected cash flows on the contract. The interpretation is effective for annual periods beginning on or after June 1, 2006 and is applied by the Group in the financial statements for 2007 although no reassessments have been made.
Standards and interpretations effective for December 31, 2007 not relevant for the Group
Revised guidance on implementing IFRS 4 ‘Insurance Contracts’ applies only from when an entity has adopted IFRS 7. IFRS 7 amends and supersedes the disclosures about risk that were previously required by IAS 32. These changes necessitated consequential amendments to IFRS 4, which previously required disclosure of the information about interest rate risk and credit risk that IAS 32 would require if the insurance contracts were within the scope of IAS 32. The guidance is effective for annual periods beginning on or after January 1, 2007 but is not applied by the Group as it holds no insurance contracts.
IFRIC 7, ‘Applying the Restatement Approach under IAS 29’, requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy should be stated in terms of the measuring unit current at the balance sheet date. Comparative figures for prior period(s) should be restated into the same current measuring unit. The interpretation is effective for annual periods beginning on or after March 1, 2006 but is not applied by the Group as it does not present its financial statements in the currency of a hyperinflationary economy.
IFRIC 8, ‘Scope of IFRS 2’, requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of IFRS 2. The interpretation is effective for annual periods beginning on or after May 1, 2006 but is not applied by the Group as it has not made any relevant issues of equity instruments.
IFRIC 10, ‘Interim Financial Reporting and Impairment’, prohibits the impairment losses recognized in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. The interpretation is effective for annual periods beginning on or after November 1, 2006 but is not applied by the Group as it has no relevant assets.

Standards and interpretations available for early adoption for December 31, 2007 relevant for the Group
IFRS 8, ‘Operating Segments ‘, replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The standard is effective for annual periods beginning on or after January 1, 2009 and will be adopted by the Group from that date. The expected impact is still being assessed in detail by management.
IAS 1, ‘Presentation of Financial Statements’, requires an inclusion of a statement of financial position as at the beginning of the earliest comparative period whenever an entity retrospectively applies an accounting policy, or makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements. It also requires all items of income and expense (including those accounted for directly in equity) to be presented in the future in a single statement (a ‘statement of comprehensive income’) or in two statements (a separate ‘income statement’ and ‘statement of comprehensive income’). The standard further introduces new detailed requirements regarding the presentation of items of other comprehensive income. The standard is effective for annual periods beginning on or after January 1, 2009 and will be adopted from that date. The impact is expected not to be substantial, apart from the added specifications required.
IFRIC 14, ‘IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction’, provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The interpretation is effective for annual periods beginning on or after January 1, 2008 and will be adopted from that date. IFRIC 14 is not expected to have any impact on the Group’s accounts.
Standards and interpretations available for early adoption for December 31, 2007 not relevant for the Group
IAS 23 (Amendment), ‘Borrowing Costs’ requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The standard is effective for annual periods beginning on or after January 1, 2008, but is not expected to be adopted by the Group as it has no relevant qualifying assets.
IFRIC 11, ‘IFRS 2 — Group and Treasury Share Transactions’, provides guidance on whether share-based transactions involving treasury shares or involving group entities (e.g. options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. The interpretation is effective for annual periods beginning on or after March 1, 2007, but is not expected to be adopted by the Group as it has no relevant transactions.
IFRIC 12, ‘Service Concession Arrangements’, applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of public sector infrastructure assets and services, such as schools and roads. The interpretation states that for arrangements falling within its scope (essentially those where the infrastructure assets are not controlled by the operator), the infrastructure assets are not recognized as property, plant and equipment of the operator. Rather, depending on the terms of the arrangement, the operator will recognize a financial asset, an intangible asset or both. The interpretation is effective for annual periods beginning on or after January 1, 2008, but is not expected to be adopted by the Group as the financing contracts provided do not transfer the control of the assets from the operator.
IFRIC 13, ‘Customer Loyalty Programs’ clarifies that where goods or services are sold together with a customer loyalty incentive (e.g. loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement in using fair values. The interpretation is effective for annual periods beginning on or after July 1, 2008, but is not expected to be adopted by the Group as it does not operate any loyalty programs.
2.2 Consolidation
Subsidiaries are entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.
The consolidated financial statements include the accounts of Eksportfinans ASA and its wholly owned subsidiaries Kommunekreditt Norge AS and eFunding AS. See note 16 for specifications.
Inter-company transactions and balances have been eliminated in the consolidated financial statements.
2.3 Foreign currency translation
Items included in the financial statements are measured using the currency of the primary economic environment in which the Group’s entities operate, i.e. the functional currency.
Norwegian kroner (NOK) serve as both the functional and presentational currency for the Group.
On initial recognition, foreign currency transactions are recorded applying the spot exchange rate at the date of recognition.
At the balance sheet date, foreign currency monetary items are translated using the closing rate. Unrealized gains and losses on foreign currency translations are posted in the income statement. This is not applied for items related to the 108 Agreement with the government, as foreign currency risks are covered by the Agreement. Exchange rate differences on transactions under the Agreement are booked to a settlement account with the government on the balance sheet. See the further description of the 108 Agreement in note 2.6.1 and 2.6.3.

2.4 Recognition and derecognition of financial assets and liabilities
Securities are accounted for at settlement date. However, the change in fair value from trade date to settlement date is recorded in earnings. All other financial instruments are accounted for at the date that Eksportfinans becomes contractually obliged to the agreement. Derecognition will occur when the contractual rights to receive, or the contractual obligations to pay, cash flows expire or when substantially all the risks and rewards of the instrument are transferred.
2.5 Revenue recognition
Interest income is recognized in the income statement as it accrues, using the effective interest method. This is applied for all interest-bearing financial instruments, regardless of their measurement category.
All interest income and interest expense is classified to net interest income. This includes interest related to financial assets and financial liabilities measured at fair value through profit or loss.
Guarantees issued are recognized initially on the balance sheet at fair value. The fees that the Company receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation in the line item ‘Commissions and income related to banking services’.
2.6 Financial instruments
2.6.1 Financial instruments used and classification in portfolios
The Group’s balance sheet consists to a great extent of financial instruments. The accounting policies related to these assets and liabilities are therefore critical for understanding the financial statement. Financial instruments in Eksportfinans’ balance sheet can be divided into three main portfolios; the trading portfolio, the 108 Agreement portfolio and the remaining transactions, here referred to as the banking portfolio.
The trading portfolio includes securities classified as held for trading as they are acquired principally for the purpose of being sold in the short term. The portfolio includes derivatives used to manage market risk. The funding of such investments is also included in the trading portfolio.
The 108 Agreement portfolio consists of the part of the Company’s activities which is covered by an agreement with the authorities on the basis of Parliamentary Bill No. 108 (1977-78), (the 108 Agreement). The 108 Agreement has been established to provide exporters of capital goods financing on terms that are in accordance with the OECD regulations. Coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the 108 Agreement. The Company enters into derivative contracts on behalf of the 108 Agreement to reduce the market risk.
The banking portfolio comprises the following financial instruments: lending, liquidity placements including deposits and securities, borrowings, hedging derivatives and cash collateral in relation to swaps. The banking portfolio accounts for approximately 78% of total assets as of December 31, 2007 (81% as of December 31, 2006).
Eksportfinans uses derivatives in the management of market risks to obtain economic hedges to minimize risks in accordance with guidelines set by the Board of Directors.
A significant part of Eksportfinans’ debt issuances are characterized through their composition of several structural elements, the so-called structured issuances. The prices of these issuances are linked to the prices of certain market elements as share indices, interest rates, and/or exchange rates. Eksportfinans hedges each structured issuance of securities on an individual basis, through swaps mirroring the cash flow in the structured terms perfectly, resulting in a floating rate liability for the Company.
For fixed rate products in portfolios at market terms, the fixed rate is swapped against a floating rate, and the future currency amount to be received is swapped into one of Eksportfinans’ three base currencies; Norwegian kroner (NOK), Euro (EUR) and U.S. dollars (USD). Short-term currency swaps (spot/forward) are used in distributing liquidity between the base currency portfolios. Interest rate derivatives are applied to manage the net interest rate risk on a portfolio basis.
2.6.2 Measurement
2.6.2.1 Initial measurement
Financial instruments are measured at fair value on the date of recognition, see 2.4.
2.6.2.2 Subsequent measurement
Measurement at fair value
Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s length transaction.
The Group has elected the fair value option for the main portion of its financial instruments with two exceptions. Firstly, lending, borrowing and liquidity under the government supported 108 Agreement are measured at amortized cost. Secondly, instruments for which fair value measurement is a requirement are not subject to the fair value option. The latter applies for financial assets and liabilities held for trading and all financial derivatives, which are required to be measured at fair value under present regulations.
The fair value option is applied when this results in the most relevant information under the options available for measurements of financial instruments and when alternative principles of measurement result in greater accounting mismatches. The most important cause of accounting mismatch is the requirement that all derivatives are required to be measured at fair value. Derivatives are used in economic hedges of the market risk of specific assets and liabilities. To obtain a symmetrical measurement, the underlying hedged transactions, as well as transactions at floating rate that are not subject to individual hedges, have to be measured at fair value. This is obtained through the application of the fair value option to these financial instruments.
The alternative principle to the fair value option could be to apply hedge accounting since all derivatives are economical hedging derivatives. This alternative is not viewed as practicable because the conditions for applying hedge accounting cannot be met without reduced operating profit compared to the fair value option. Hedge accounting would be particularly impracticable if applied on structured debt issuances and currency hedges not involving Norwegian kroner. Even if hedge accounting under IFRS was considered a practicable option, it would have led to income volatility due to changes in fair values caused by interest rate changes, because a much higher volume of liabilities than assets are hedged with derivatives.
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, expected discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs. See also note 4.
Measurement at amortized cost
Lending, borrowing and liquidity under the 108 Agreement are measured at amortized cost using the effective interest method. On disbursement of a loan, amortized cost is the nominal amount adjusted for premiums/discounts on disbursement, direct cost and fees. When using the effective interest method, the internal rate of return for the loan is calculated. The internal rate of return is set by discounting estimated cash flows based on the expected life of the loan over the amortized cost on disbursement.
Impairments of financial assets
Eksportfinans does not have a significant risk of credit losses in its loan portfolio and have correspondingly not booked any impairment losses on loans measured at amortized cost.
2.6.3 Presentation in the balance sheet and income statement
General
Interest accrued but not paid or received and adjustments to fair value are presented in the balance sheet in the same line item as the underlying asset or liability to which the interest relates.
Lending
Loans are recorded, dependent on the counterparty, either in the line item ‘Loans and receivables due from credit institutions’ or in the line item ‘Loans and receivables due from customers’, regardless of measurement principles applied. The Company has acquired certain loan agreements from banks for which the bank provide a repayment guarantee, therefore retaining the credit risk of the loans. These loans are classified as loans to credit institutions in accordance with IFRS regulations.
Interest income on instruments classified as lending is included in the line item ‘Net interest income’ using the effective interest rate method, irrespective of measurement principle. The method is described in the section on amortized cost. Fees are recognized as income or expense at transaction date when applying fair value.
A decrease in the value at the balance sheet date based on objective evidence of impairment for loans valued at amortized cost is reflected in the line item ‘Impairment charges on loans’. Changes in the value of loans measured at fair value are included in the line item ‘Net gains/(losses) on other financial instruments at fair value’.
The 108 Agreement
The 108 Agreement provides coverage of interest rate and exchange rate risk for qualifying lending, borrowing and liquidity. The aim of the Agreement is to provide a fixed Norwegian krone based margin on qualifying OECD loans by compensating for re-pricing or foreign currency mismatch between the lending and the funding. The Agreement entails the debiting or crediting of settlement accounts continuously throughout the year for realized payment differences related to lending and borrowing. The net amount to be refunded by the government is included in the line item ‘Other assets’ in the balance sheet.
Lending, borrowing and liquidity under the Agreement are included in the relevant balance sheet items together with transactions not covered by the Agreement. Interest income and interest expenses are stated in the accounts at the rates agreed upon under the Agreement.
Under IFRS, certain components of the 108 Agreement, which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the Agreement due to changes in interest and foreign exchange rates, are defined as derivatives.
Separate measurement at fair value for these derivatives may result in considerable increases in the Company’s income volatility.
Securities
Interest bearing securities, consisting of commercial paper and bonds in the trading portfolio and banking portfolio, are included in the line item ‘Securities’ in the balance sheet.
Interest income on securities is included in the line item ‘Net interest income’ using the effective interest method. The method is described in the section on amortized cost.

Realized gains on the sale of securities in the trading portfolio are included in the line item ‘Net gains/(losses) on trading portfolio ‘. Realized gains and losses for the banking portfolio is included in the line item ‘Net gains/(losses) on other financial instruments at fair value’.
Changes in value of the trading portfolio are included in the line item ‘Net gains/(losses) on trading portfolio ‘. Changes in value of the banking portfolio are included in line item ‘Net gains/(losses) on other financial instruments at fair value’.
Derivatives
The fair value of derivative contracts is reported in the balance sheet in separate asset and liability line items depending on the fair value of each contract. The net fair value of each derivative determines if it is classified as an asset or as a liability at the reporting date. The embedded derivatives in the 108 Agreement are recognized in the balance sheet as an asset or a liability depending on the net fair value of the derivatives at the reporting date.
Interest and the interest effect on economical hedging instruments are booked as interest income or expense in the profit and loss accounts. Changes in fair value are recorded under the line item ‘Net gains/(losses) on other financial instruments at fair value’.
Borrowings through the issue of securities
All borrowing is measured at fair value with the exception of borrowing under the 108 Agreement, which is measured at amortized cost. Changes in value of borrowings measured at fair value are included in the line item ‘Net gains/(losses) on other financial instruments at fair value’.
Reacquired debt
Reacquired debt is deducted from the same line item where the initial issue was recorded. The reduction is made with the carrying value. For debt not covered by the 108 Agreement, there is no effect in the income statement from the reacquisition.
2.7 Intangible assets
The Group’s intangible assets include both internally generated and acquired software systems. All have finite useful lives as the economic benefit of these assets is assessed to be time-limited. Identifiable costs for internally developed software controlled by the Group are capitalized as intangible assets when it is probable that economic benefits will exceed development expenses and if it is expected to have a useful life of more than three years.
Direct expenses are materials and salaries to employees directly involved in the projects, and are capitalized. Expenses related to maintenance of software and IT systems are charged to the profit and loss account as they occur. Capitalized software recorded in the balance sheet is depreciated on a straight-line basis over the asset’s useful life.
See note 17 for specifications.
2.8 Property and equipment
Property and equipment are carried at historical cost less depreciation. Cost includes expenses directly related to the acquisition of the asset. Subsequent expenses are capitalized together with the relevant asset if it is probable that future economic benefits associated will flow to the Company. Expenses for repairs and maintenance are recorded in the profit and loss account as they occur. Depreciation is made on a straight-line basis over the asset’s useful life.
Depreciation rates are applied to the asset’s deemed cost, as recognized at transition to IFRS, for buildings, and to the asset’s historic cost for other equipment. Land is not depreciated.
An asset is derecognized when risks and rewards are transferred to another party.
See note 18 for specifications.
2.9 Investment property
Part of the building owned by the Group can be sold separately and is leased out to various tenants. Investment property constitutes approximately 38% of the property. The cost model is applied for investment property. After initial recognition investment property is thus accounted for in the same way as property classified under property and equipment, and depreciation is made on a straight-line basis over the property’s useful life.
See note 18 for specifications.
2.10 Impairment of non-financial assets
When there are indications that an intangible asset, a piece of property and equipment, or an investment property may be impaired, its recoverable amount is estimated for that individual asset. The recoverable amount is the higher of an asset’s fair value less cost to sell and the asset’s value in use. If the recoverable amount is lower than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. The impairment loss is recognized in the income statement.

2.11 Dividend
According to IFRS, proposed dividend from the Group to its owners is classified as a part of equity until it is approved by the annual Council of Representatives.
2.12 Pension commitments
The Group has a set of employee retirement plans. The plans are generally covered by group pension schemes funded and managed through life insurance companies, determined by periodic actuarial calculations.
Pension schemes of the Group define an amount of pension benefit that an employee will receive on retirement, dependent on several factors, such as age, years of service and compensation. The schemes are defined benefit plans.
The Group is required to establish an occupational pension scheme in accordance with the Norwegian law on required occupational pension (‘lov om obligatorisk tjenestepensjon’). The Group’s pension scheme meets the requirements of that law.
The pension expenses in the income statement are based on assumptions determined at the start of the period while the liability is based on assumptions at the end of the period (i.e. the balance sheet date).
Pension expenses are included in the line item ‘Salaries and other administrative expenses’ in the income statement.
The liability recognized in the balance sheet in respect of defined benefit pensions plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs.
The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The calculation is based on assumptions related to discount rate, future salary adjustments, pension and other payments from the national insurance fund, future return on plan assets and actuarial assumptions on mortality and voluntary resignation.
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date on long term Norwegian government bonds adjusted to differences in the payment structure and the average maturity of the pension liability.
Estimated return on plan assets is calculated based on the discount rate, with a risk premium that reflects expected long-term investment profile of the plan assets.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.
Past service costs are recognized immediately in administrative expenses, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.
Social security tax related to the pension commitments is calculated based on the net pension obligation for each pension scheme at the end of the year, before taking account for unrecorded past service cost and unrecorded actuarial gain/losses .
Pension liabilities are classified under the line item ‘Provisions’, and prepaid pension cost is classified under the line item ‘Other assets’ in the balance sheet.
See note 9 for specifications.
2.13 Income taxes
The tax expense in the profit and loss account consists of both current payable tax and changes in deferred tax. Current payable tax is based on taxable net income for the year. Change in deferred tax is based on temporary differences between accounting profit and taxable profit.
Deferred taxes in the balance sheet are calculated on the basis of temporary differences. Temporary differences are differences between the recorded value of an asset or liability and the taxable value of the asset or liability. Deferred taxes are calculated based on tax rates and tax rules that are effective at the date of the balance sheet. The most significant temporary differences refer to unrealized gains and losses on financial instruments, non deductible pension expenses and depreciation of investment property and property and equipment.
Taxable and deductible temporary differences which are, or can be, reversed within the same period are offset. The same principle is applied in the consolidated financial statements for the tax group. The tax group consists of the parent company Eksportfinans ASA and its fully owned subsidiary Kommunekreditt Norge AS. Deferred tax is recorded in the balance sheet as a liability (or asset).
Deferred tax assets are recorded in the balance sheet to the extent that it is probable that future taxable income will be available against which they can be utilized.

See note 10 for specifications.
2.14 Provisions
A provision is a liability of uncertain timing and amount that is recognized when the Company has a present legal or constructive obligation as a result of a past event. The amount recognized is measured at the present value expected to be required to settle the obligation at the balance sheet date, taking into account risks and uncertainties surrounding the provision. The amount is only recognized if it can be estimated reliably.
See note 9 and note 21 for specifications.
2.15 Leases
The Group acts as both lessor and lessee in operational lease contracts.
Lease income is recognized in income on a straight-line basis over the lease term. Assets subject to lease are recognized in the balance sheet according to the nature of those assets.
Lease payments are recognized as an expense on a straight-line basis over the lease term.
See note 7 for specifications.
2.16 Cash equivalents
Cash equivalents are defined as bank deposits with maturity of less than 3 months. Other bank deposits are included in the line items ‘Purchase of financial investments’ and ‘Proceeds from sale or redemption of financial investments’ in the cash flow statement. See note 28 for further specification.
3 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
3.1 Fair value of financial instruments
Eksportfinans uses valuation techniques and theoretical models using market information. These estimates are calibrated against industry standards, economic models and observed transaction prices. Since Eksportfinans has adopted the fair value option for the majority of its financial assets and liabilities, changes to assumptions or estimated levels can significantly impact the fair value of an instrument as reported and have a significant impact on the income statement. The subjectivity of these assumptions is reduced by using observable market inputs in the valuations, such as a quoted price or rate, by using multiple models for valuation purposes, and by obtaining price and rate information from multiple sources.
The use of valuation models is subject to internal control and approval procedures.
Fair value measurement techniques and assumptions are disclosed in note 4.
3.2 Pension commitments
The net present value of pension commitments depends on current economic and actuarial assumptions. Any change made to these assumptions affects the pension commitments amount recorded in the balance sheet and the pension expense.
The discount rate used is determined by reference to market yields at the balance sheet date on long term Norwegian government bonds adjusted to differences in the payment structure and the average maturity of the pension liability. The type of pension fund investments and historical returns determine the expected return on pension funds. In the past, the average return on pension funds has been higher than the risk-free rate of interest, as part of the pension funds have normally been allocated in securities with slightly higher risk than government bonds. The expected return has thus been estimated on the basis of the discount rate plus an addition reflecting past excess returns.
Other fundamental assumptions for pension commitments include future salary adjustments, pension and other payments from the national insurance fund, anticipated increase in the National Insurance basic amount (the G amount), anticipated contractual pension agreement acceptance and life expectancy.
See note 2.12 and note 9 for specifications.
4 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
Fair value of financial assets and liabilities are displayed in note 13.

The fair values of financial instruments are either priced with reference to a market based price for that instrument or by using a valuation model.
Market prices are based on prices quoted by exchanges, brokers, market makers and pricing vendors.
The methodology of calculating the fair value from a valuation model is to calculate the expected cash flow under the terms of each specific contract and then discount these values back to a present value. The expected cash flow for each contract are determined either directly by reference to actual cash flows implicit in observable market prices or through modeling cash flows using appropriate financial market pricing models. These models use as their basis observable market prices and rates including, for example, interest rate yield curves for substantially the full term of the asset or liability, equities and commodities prices, option volatilities and currency rates. Additionally, the model uses limited unobservable inputs, which it considers insignificant for these fair value calculations. The calculated values are in general adjusted with appropriate credit spreads obtained from the market.
The fair values of different classes of financial instruments are valued as set forth below:
Loans and receivables due from credit institutions or customers:
These transactions are valued using a valuation model technique based on discounted cash flows, including appropriate interest rate and credit spreads obtained from the market. For export lending interest rates are obtained from market sources and credit spreads are based on initial spreads obtained at the payout time adjusted for changes in rating (if any) for the guarantor since payout date. For municipal lending and loans to Norwegian savings banks Nibor interest rates and credit spreads based on currently observed transactions are used.
Securities:
Fair value is based on market prices or broker/dealer quotations. When several values are obtained for the same instrument the Company defines the fair value to be the median of the obtained quotes. Where this information is not available or is deemed to be too limited, or where prices show too much variation, fair value is also estimated using quoted market prices for securities with similar credit, maturity currency and/or yield characteristics.
Financial derivatives:
These transactions are valued using a valuation model technique deriving the prices from current observed swap rates in the interbank market.
Structured bond debt including perfect hedging swaps:
The structured issues consist of an issued bond with an embedded option and/or an exotic payout or redemption formula. Each issued bond is paired with a purchase of a perfect mirroring swap which pays Eksportfinans the structured cashflow that Eksportfinans is to pay on the bond issue in exchange for a spread adjusted plain libor cashflow. These are valued using a recognized interest rate option valuation model, which includes a valuation of the hedging derivative and the repayment profile of the debt. The model uses observable market data such as interest rates, currency exchange rates, stock index levels and credit default swap rates.
Other bond debt:
These transactions are valued using a valuation model technique based on discounted cash flows, including appropriate interest and credit spreads obtained from market makers.
Commercial paper debt:
These transactions are valued using a valuation model technique and are credit spread adjusted by the initial margin to Libor.
Subordinated debt and capital contribution securities:
These transactions are valued using quotes including credit spreads for issues provided by the arranger banks.
5 NET GAINS/(LOSSES) ON TRADING PORTFOLIO

(NOK thousands)	2007		2006

Net realized gains/(losses)	1,677		1,600
Net unrealized gains/(losses)	(591,694	) *)	1,142

TOTAL	(590,017)		2,742

*)	The situation in the international financial markets has led to a decline in the fair value of securities in 2007, primarily due to widening of credit spreads.

6 NET GAINS/(LOSSES) ON OTHER FINANCIAL INSTRUMENTS AT FAIR VALUE

(NOK thousands)	2007	2006

Net realized gains/(losses)	22,680	42,200

Loans and receivables	(123,023)	(172,717)
Securities	(543,701)	(214,649)
Financial derivatives	(1,541,057)	1,010,982
Commercial paper debt	4,353	640
Bond debt	2,100,892	(748,262)
Subordinated debt and capital contribution securities	80,634	859
Other	(1,396)	6,370

Net unrealized gains/(losses)	(23,298)	(116,777)

NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(618)	(74,577)

7 LEASES
Eksportfinans ASA leases parts of its office building to unrelated parties under operating leases with lease terms generally between five and ten years. The future minimum lease payments receivable under non-cancelable operating leases in the aggregate and for each of the following periods:

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Up to and including one year	6,382	5,815
From 1 year up to and including 3 years	13,230	12,863
From 3 years up to and including 5 years	9,075	11,291
After 5 years	9,603	13,356

TOTAL PAYMENTS RECEIVABLE	38,290	43,325

Eksportfinans ASA’s wholly owned subsidiary Kommunekreditt Norge AS has an operational leasing agreement as a lessee with an original lease term of ten years. The non-callable unexpired term of the contract is three years. The total of future minimum lease obligation under non-cancelable operating leases shown by period when payment is due:

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Up to and including one year	925	927
From 1 year up to and including 3 years	1,931	1,919
From 3 years up to and including 5 years	0	992
After 5 years	0	0

TOTAL OBLIGATION	2,856	3,838

8 OTHER INCOME

(NOK thousands)	2007	2006

Rental income	1,231	202
Rental income investment property	6,301	4,961
Other income	41	437

Total	7,573	5,600

9 EMPLOYEE RETIREMENT PLAN
The Group has a defined benefit occupational scheme for all employees in the form of a group pension scheme. The Group also has a contractual pension agreement scheme that entitles staff to benefits from the age of 62 until they are eligible for a National Insurance pension upon reaching the age of 67.

The actuarial calculations are based on the following assumptions:

EXPENSES			COMMITMENTS
2007	2006	(Percent)	Dec. 31, 2007	Dec. 31, 2006

4.40	4.00	Discount rate	4.70	4.40
5.50	5.00	Expected return on plan assets	5.75	5.50
4.50	3.50	Future salary increases	4.50	4.50
4.25	3.25	Future basic amount increase	4.25	4.25
2.00	2.00	Future pension increases	2.00	2.00
20.00	20.00	Expected CPA acceptance	20.00	20.00
K2005	K1963	Demographic assumption about mortality rate 1)	K2005	K1963

1)	Statistical assumptions about mortality, as officially estimated in 1963 and 2005 respectively.
The pension expenses consist of the following components:

(NOK thousands)	2007	2006

Current service cost	13,399	12,771
Interest cost	7,004	6,958
Expected return on plan assets	(6,267)	(7,181)
Amortization of past service cost	232	211
Amortization of actuarial (gains)/losses	3	0
Administration cost	336	450
Social security tax	2,178	1,862

TOTAL PENSION EXPENSES	16,885	15,071

The amounts determined in the balance sheet are determined as follows:

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Present value of funded obligations	133,517	191,751
Fair value of plan assets	115,866	156,198

Underfunded/(funded) status of funded obligations	17,651	35,553

Present value of unfunded obligations	28,007	9,235

Underfunded/(funded) status of all obligations	45,658	44,788

Unrecorded past service cost	(3,028)	(3,261)
Unrecorded actuarial (gains)/losses	10,727	(2,460)

NET PENSION LIABILITY	53,357	39,067

Pension liabilities in the balance sheet	54,276	40,035
Prepaid pension cost in the balance sheet	919	968

NET PENSION LIABILITY	53,357	39,067

Social security tax included	5,756	5,284
The movement in the defined benefit obligation over the year is as follows:

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Beginning of year	200,563	179,527
Current service cost, including social security taxes	16,522	12,771
Interest cost	7,004	6,958
Actuarial losses/(gains)	(61,037)	2,459
Benefits paid	(1,527)	(1,152)

OBLIGATION AT AND OF YEAR	161,525	200,563

The contribution expected to be paid to the pension schemes in 2008 is NOK 3 million.

The movement in the fair value of plan assets of the year is as follows:

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Beginning of year	156,198	138,231
Expected return on plan assets	6,267	7,181
Actuarial gains/(losses)	(47,854)	0
Employer contributions	2,142	11,514
Benefits paid	(887)	(728)

ASSETS AT END OF YEAR	115,866	156,198

Plan assets are invested as follows (according to regulatory guidelines establishes for life insurance companies):

(Percent)	Dec. 31, 2007	Dec. 31, 2006

Equity securities	28	22
Debt securities	57	60
Property	12	13
Other assets	3	5

TOTAL PLAN ASSETS	100	100

(Percent)	2007	2006

Actual return on plan assets	9.1	8.1

Historical development of the pension liabillities:

	December 31,

(NOK thousands)	2007	2006	2005	2004 *)	2003 *)

Present value of defined benefit obligations	161,525	200,563	141,712	142,370	127,981
Fair value of plan assets	115,866	156,198	176,045	140,357	129,162

Pension plan deficit/(surplus)	45,659	44,365	(34,333)	2,013	(1,181)

Unrecorded actuarial (gains)/losses and past service cost	7,698	(5,298)	2,867	(25,663)	(27,613)

NET RECORDED PENSION LIABILITY/(ASSET)	53,357	39,067	(31,466)	(23,650)	(28,794)

*)	The figures for 2003 and 2004 are according to previous GAAP and not adjusted to IFRS
10 SALARIES AND OTHER ADMINISTRATIVE EXPENSES

(NOK thousands)	2007	2006

Salaries, pension expenses and social security	103,917	97,904
Development expenses	0	2,502
Administrative expenses	48,305	44,687

Total	152,222	145,093

11 OTHER EXPENSES

(NOK thousands)	2007	2006

Building service	4,110	4,845
Building service investment property	569	466
Leases	950	900
Other expenses	6,536	6,660

Total	12,165	12,871

12 INCOME TAXES
Taxes payable:

(NOK thousands)	2007	2006

Pre-tax operating profit/(loss)	(209,872)	217,027
Permanent differences	3,006	2,929
Change in temporary differences	652,719	135,387
Pension scheme transition effect	(11,297)	0

Taxable income	434,556	355,343

Current taxes	121,676	99,140
Change in last year’s tax provision	0	(3,472)
Change in deferred taxes	(182,761)	(37,908)

Total income taxes in income statement	(61,086)	57,760

Taxes payable in balance sheet	121,676	99,140

Deferred taxes / deferred tax assets:

(NOK thousands)	2007	2006

Deferred tax/(deferred tax assets) beginning of year	103,636	141,544

Revaluation of property	(2,958)	2,319
Mark-to-market adjustments financial instruments	(615,714)	(115,590)
Excess book value over tax depreciation	(8,623)	(23,369)
Employee retirement plan	(25,424)	1,253

Change in tax-increasing temporary differences	(652,719)	(135,387)

Applied tax rate	28%	28%

Tax on changes in temporary differences	(182,761)	(37,908)

Deferred tax/(deferred tax assets) end of year	(79,125)	103,636

Temporary differences:

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Revaluation of property	138,557	141,515
Mark-to-market adjustments financial instruments	(345,123)	270,592
Excess book value over tax depreciation	(22,840)	(14,215)
Employee retirement plan	(53,184)	(27,762)

Total tax-increasing temporary differences	(282,590)	370,130

Tax on temporary differences	(79,125)	103,636

Reconciliation of income taxes:

(NOK thousands)	2007	2006

Pre-tax operating profit/(loss)	(209,872)	217,027

Tax calculated at a 28 % nominal tax rate	(58,764)	60,768

Income not subject to tax	(433)	(553)
Expenses not deductible for tax purposes	3,439	3,482
Other items	(11,299)	(13,670)

Reconciliation items	(8,293)	(10,741)

Tax effect on reconciliation items	(2,322)	(3,007)

Taxes / (tax income) in the income statement	(61,086)	57,760

Effective tax rate of taxes in the income statement	29.1%	26.6%
Tax effect from reconciliation items above	-1.1%	1.4%

Tax rate after reconciliation	28.0%	28.0%

Applicable tax rate	28.0%	28.0%

Difference	0.0%	0.0%

13 MEASUREMENT CATEGORIES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Financial assets at fair value through profit and loss, of which:	199,747,373	163,686,432
- designated as such upon initial recognition	160,624,156	131,461,515
- classified as held for trading	29,379,566	25,247,379
- financial derivatives	9,743,651	6,977,538
Loans and receivables at amortized cost	18,100,544	8,274,203

TOTAL FINANCIAL ASSETS	217,847,917	171,960,635

Non financial assets	871,892	404,634

TOTAL ASSETS	218,719,809	172,365,269

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Financial liabilities at fair value through profit and loss, of which:	197,614,852	160,746,681
- designated as such upon initial recognition	161,008,715	130,239,058
- classified as held for trading	29,671,340	25,205,908
- financial derivatives	6,934,797	5,301,715
Financial liabilities measured at amortized cost	18,197,189	8,251,496

TOTAL FINANCIAL LIABILITIES	215,812,041	168,998,177

Non financial liabilities	245,910	338,135

TOTAL LIABILITIES	216,057,951	169,336,312

As disclosed above, all financial assets and liabilities are measured at fair value through profit and loss, apart from a portion that is measured at amortized cost. Fair values of these items are as follows:

(NOK thousands)	Dec. 31,2007	Dec. 31,2006

Fair value of loans and receivables at amortized cost	20,105,894	9,084,442
Fair value of financial liabilities measured at amortized cost	19,541,506	8,568,008

See note 4 for fair value measurement.
14 FINANCIAL DERIVATIVES
Financial derivatives are used in the risk management of the Company’s financial activities with the purpose of obtaining economic hedging. The risk elements of derivatives related to the issue of securities in the international capital markets (embedded derivatives) are covered through hedging transactions. Financial derivatives are also used to provide the Company’s borrowers with the required foreign currency, interest rate terms and financing structure, and to cover the interest and exchange rate risk related to financial investments. In addition, derivatives can be used to a limited extent in the trading portfolio.
The credit risk related to existing agreements is considered to be low, as the parties involved are all major Norwegian and international financial institutions. The same strict requirements and monitoring procedures in force for loan guarantees also apply to the Company’s counterparties under agreements related to financial derivatives.
The following overview of the Company’s financial derivatives shows the nominal gross amounts and the fair value of the agreements involved:

	Dec. 31, 2007		Dec. 31, 2006
(NOK millions)	Nominal amount	Fair value	Nominal amount	Fair value

Interest rate derivatives	154,064	1,701	115,700	166
Currency rate derivatives	140,201	(1,237)	121,054	(1,234)
Interest and currency rate derivatives	54,333	1,212	53,147	2,318
Equity derivatives	26,512	1,159	16,181	254
Other financial derivatives	4,295	(26)	3,360	171

TOTAL	379,405	2,809	309,442	1,676

Financial derivatives assets		9,744		6,978
Financial derivatives liabilities		6,935		5,302

NET DERIVATIVES		2,809		1,676

The nominal amount is defined as the principal amount of the agreement at year-end.
Interest rate derivatives cover:
•	Interest rate swaps — agreements to swap the nominal interest rates payable within a certain period.

•	Forward rate agreements (FRAs) — agreements that fix the rate of interest to a nominal amount for a future period.

•	Agreements that set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.
Currency rate derivatives cover:
•	Forward purchases/sales agreements — agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.

•	Short-term currency swap agreements (FX swaps) — agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.
Combined interest rate and foreign currency rate derivatives cover:
•	Interest and foreign currency swaps — long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.

•	Interest and foreign currency swaps combined with other interest and foreign currency derivatives include the following:
-	Agreements which set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.

-	Foreign currency options — agreements that offer the right — but no obligation — to sell or buy a certain nominal amount at a pre-determined rate.

-	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.

-	Call or put options — agreements that give the right to cancel the agreement before its maturity date, or to extend the agreement.
Equity derivatives cover:
•	Interest and foreign currency swaps combined with agreements that relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed-upon level.

•	Interest and foreign currency swaps combined with stock options — agreements that offer the right — but no obligation — to sell or purchase a defined number of shares at a pre-determined, agreed-upon price.
Other financial derivatives cover:
•	Interest and foreign currency swaps combined with agreements that provide the option to receive physical securities (such as U.S. Treasury bonds) in exchange for the nominal amount of the agreement.

•	Credit linked swaps — interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in the form of one or several bonds.

•	Commodity derivatives — interest and foreign currency swaps combined with agreements which relate to the future price level of a commodity or commodity index in relation to a pre-determined agreed price.

•	Credit default swaps — derivative transactions between two parties, under which one party sells protection against certain defined credit events related to a third party (the ‘reference entity’) against payment.

•	Other contracts — The 108 Agreement is a government supported arrangement to facilitate lending to companies involved in the Norwegian export industry. The Agreement includes arrangements with the Norwegian government that are within the IAS 39 definition of financial derivatives, and that are thus accounted for as such.
15 LOANS AND RECEIVABLES
Loans and receivables due from credit institutions:

(NOK millions)	Dec. 31, 2007	Dec. 31, 2006

Bank deposits	941	668
Other claims on banks *)	(687)	(133)
Loans, nominal amount	26,773	20,670
Accrued interest and adjustment to fair value on loans	307	202

TOTAL	27,334	21,407

*)	Consists of net outstanding value of the economic hedge instruments in agreements relating to loans acquired from banks. The value of the loans acquired and the hedge instruments under the agreements are both classified as ‘Loans and receivables due from credit institutions’ in accordance with IFRS because not substantially all risk and rewards have been transferred.
Loans and receivables due from customers:

(NOK millions)	Dec. 31, 2007	Dec. 31, 2006

Loans due from customers, nominal amount	97,916	78,389
Accrued interest and adjustment to fair value on loans	861	565

TOTAL	98,777	78,954

The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.
Total loans:
Nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

(NOK millions)	Dec. 31, 2007	Dec. 31, 2006

Loans due from non-group credit institutions	26,773	20,670
Loans due from customers	97,916	78,389

TOTAL NOMINAL AMOUNT	124,689	99,059

Loans by categories:

(NOK millions)	Dec. 31, 2007	Dec. 31, 2006

Commercial loans	107,050	91,086
Government-supported loans	17,639	7,973

TOTAL NOMINAL AMOUNT	124,689	99,059

Capital goods	10,757	8,457
Ships	19,570	8,570
Export-related and international activities *)	26,017	24,882
Loans to Norwegian local government sector	68,276	57,083
Loans to employees	69	67

TOTAL NOMINAL AMOUNT	124,689	99,059

Amount included that is expected to be settled after more than twelve months	114,091	89,632

*)	Export-related and international activities consist of loans to the following categories of borrowers:

(NOK millions)	Dec. 31, 2007	31.12.06

Oil and gas	1,069	1,832
Pulp and paper	3,980	4,119
Engineering and construction	26	28
Aluminum, chemicals and minerals	213	273
Aviation and shipping	89	436
Hydro electric power	166	172
Consumer goods	2,994	3,393
Banking and finance	8,325	6,003
Real estate management	5,136	4,414
IT and telecommunication	3,981	4,119
Other categories	38	93

TOTAL NOMINAL AMOUNT	26,017	24,882

16 INVESTMENTS IN GROUP COMPANIES
Investments in group companies consist of shares in Kommunekreditt Norge AS (Kommunekreditt), located in Beddingen 8, Trondheim, Norway, and shares in eFunding AS (eFunding), located in Dronning Mauds gate 15, Oslo, Norway.

	Kommunekreditt	eFunding

Number of shares	5,000,000	100,000
Ownership percentage	100	100

(NOK thousands)	Kommunekreditt	eFunding		Total

Company share capital	500,000	100		500,100

Share of equity at the time of acquisition	111,324	100	*
Goodwill at the time of acquisition	6,680	0

Acuisition cost	118,004	100		118,104

Balance sheet value January 1, 2006	418,004	0		418,004
Paid up share capital	100,000	100		100,100

Balance sheet value December 31, 2006	518,004	100		518,104

Balance sheet value January 1, 2007	518,004	100		518,104
Paid up share capital	0	0		0

Balance sheet value December 31, 2007	518,004	100		518,104

*)	Share capital at the date of establishment.

17 INTANGIBLE ASSETS
The Group’s intangible assets consist mainly of software systems.

		Other
	Internally	intangible
(NOK thousands)	generated	assets	Total

Cost at Jan. 1, 2006	1,967	52,254	54,221
Total accumulated depreciation at Jan. 1, 2006	285	32,073	32,358

Book value at Jan. 1, 2006 according to IFRS	1,682	20,181	21,863

Book value at Jan. 1, 2006	1,682	20,181	21,863
Additions during the year	10,344	2,397	12,741
Disposals during the year	0	0	0
Impairment / (reversal of impairment)	0	0	0
Depreciation during the year	1,764	7,762	9,526

Book value at Dec. 31, 2006	10,262	14,816	25,078

Cost at Dec. 31, 2006	12,311	54,651	66,962
Total accumulated depreciation at Dec. 31, 2006	2,049	39,835	41,884

Book value at Dec. 31, 2006	10,262	14,816	25,078

Book value at Jan. 1, 2007	10,262	14,816	25,078
Additions during the year	1,331	11,609	12,940
Disposals during the year	0	0	0
Impairment / (reversal of impairment)	0	0	0
Depreciation during the year	1,954	9,405	11,359

Book value at Dec. 31, 2007	9,639	17,020	26,659

Cost at Dec. 31, 2007	13,642	66,260	79,902
Total accumulated depreciation at Dec. 31, 2007	4,003	49,240	53,243

Book value at Dec. 31, 2007	9,639	17,020	26,659

Useful life	3-7 years	3-7 years	3-7 years
Depreciation rates	14-33%	14-33%	14-33%
18 PROPERTY, EQUIPMENT AND INVESTMENT PROPERTY
The Group has elected to measure its buildings and land (both at own use and investment property) at its fair value at the date of transition to IFRS and use that fair value as its deemed cost at January 1, 2006. This valuation was made by a qualified independent valuer. The fair value of the investment property at the reporting date is estimated to approximately NOK 173 million, estimated by a qualified independent valuer.

		Buldings
		and land at	Investment
(NOK thousands)	Equipment	own use	property	Total

Procurement cost at Dec. 31, 2005	68,562	129,959	0	198,521
Previous revaluation according to NGAAP	0	56,886	0	56,886
Total accumulated depreciation at Dec. 31, 2005	59,849	68,815	0	128,664

Book value at Dec. 31, 2005 according to NGAAP	8,713	118,030	0	126,743

Reclassification/revaluation to fair value at Jan. 1, 2006	0	23,659	78,778	102,437

Deemed cost at Jan. 1, 2006 according to IFRS	8,713	141,689	78,778	229,180

Cost at Jan. 1, 2006	68,562	141,689	78,778	289,029
Total accumulated depreciation at Jan. 1, 2006	59,849	0	0	59,849

Book value at Jan. 1, 2006 according to IFRS	8,713	141,689	78,778	229,180

			Buldings
			and land at	Investment
(NOK thousands)	Equipment		own use	property	Total

Book value at Jan. 1, 2006	8,713		141,689	78,778	229,180
Additions during the year	4,538		651	0	5,189
Disposals during the year	838		0	0	838
Impairment / (reversal of impairment)	0		0	0	0
Depreciation during the year	3,264		4,037	2,474	9,775

Book value at Dec. 31, 2006	9,149		138,303	76,304	223,756

Cost at Dec. 31, 2006	72,262		142,340	78,778	293,380
Total accumulated depreciation at Dec. 31, 2006	63,113		4,037	2,474	69,624

Book value at Dec. 31, 2006	9,149		138,303	76,304	223,756

Book value at Jan. 1, 2007	9,149		138,303	76,304	223,756
Additions during the year	7,137		62	2,465	9,664
Disposals during the year	431		0	0	431
Impairment / (reversal of impairment)	0		0	0	0
Depreciation during the year	4,212		4,186	2,566	10,964

Book value at Dec. 31, 2007	11,643		134,179	76,203	222,025

Cost at Dec. 31, 2007	78,968		142,402	81,243	302,613
Total accumulated depreciation at Dec. 31, 2007	67,325		8,223	5,040	80,588

Book value at Dec. 31, 2007	11,643		134,179	76,203	222,025

Useful life	3-10 years	*)	4-10 years	25-67 years
Depreciation rates	10-33%		0-20%	0-20%

*)	Equipment includes art with NOK 1,956 thousand at December 31, 2006 and NOK 1,827 thousand at December 31, 2007. Art is not depreciated.
19 OTHER ASSETS

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Settlement account 108 Agreement	227,322	98,185
Cash collateral	1,860,441	701,504
Delayed payment, securities not delivered from our custodian	299,879	0
Other	16,783	57,514

Total	2,404,425	857,203

20 LOANS TO ELECTED OFFICERS
No loans have been provided to any elected officers, except for loans to the employees’ representatives, which are included in loans to employees in note 15.
No loans have been provided to companies in which Eksportfinans’ board members, members of the control committee or chairman of the council of representatives are board members as of December 31, 2007 (NOK 152 million for 2006).
No loans have been provided to Norwegian municipalities in which Kommunekreditt’s board members, members of the control committee or chairman of the council of representatives are board members as of December 31, 2007 (NOK 573 million for 2006). Bank deposits are not defined as loans. These loans are granted as loans at ordinary terms to customers.
21 RESTRUCTURING PROVISIONS
The Group carried out a restructuring process and agreements for voluntary severance payment packages were made to 22 employees. Provision has been made in 2005 and 2006 for future payment obligations for severance payments and the amount is included in the line item ‘Other operating expenses’.

(NOK thousands)	2007	2006

Provisions at January 1	1,227	4,734
New provisions	0	1,133
Expenses	1,055	4,640
Reversed during the period	172	0

Provisions at December 31	0	1,227

22 OTHER LIABILITIES

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Grants to mixed credits	299,457	335,615
Cash collateral	1,115	536,658
Other short-term liabilities	59,691	78,076

Total	360,263	950,349

23 SUBORDINATED DEBT

(NOK thousands)	Dec 31, 2007	Dec 31, 2006

JPY 15 billion, 4.80%, due 2015	952,389	1,111,051
USD 60 million, 5.36%, due 2016	341,111	394,003
USD 15 million, 5.22%, due 2016	85,278	98,500

TOTAL	1,378,778	1,603,554

Under swap agreements that have been arranged for the loans, the Company’s interest obligation is at a variable rate in USD. The conditions comply with the requirements of Kredittilsynet (the Norwegian Financial Supervisory Authority) for additional capital.
24 CAPITAL CONTRIBUTION SECURITIES
The Company’s capital contribution securities consist of one loan of GBP 50 million at 5.918% fixed rate per annum. Under a 10-year swap agreement that has been arranged for the loan, the Company’s interest obligation is at a variable rate.
The capital contribution securities are perpetuals, but the Company has a unilateral right to call the securities at February 19, 2013 and every third month thereafter, at face value. The conditions comply with the requirements of Kredittilsynet (the Norwegian Financial Supervisory Authority) for core capital.

25 SHAREHOLDERS
At the end of 2007 Eksportfinans ASA had a share capital of NOK 1,594 million divided into 151,765 authorized shares of nominal value NOK 10,500. All shares are fully paid.

PARENT COMPANY		Ownership
Dec 31, 2007	Number of shares	percentage

DnB NOR Bank ASA	60,701	40.00
Nordea Bank Norge AS	35,220	23.21
The Norwegian State represented by the Ministry of Trade and Industry	22,765	15.00
Danske Bank A/S	12,276	8.09
Sparebanken Øst	7,353	4.84
Sparebanken Hedmark	2,012	1.33
Sparebanken Møre	2,012	1.33
Sparebanken Sør	2,011	1.32
Sparebanken Sogn og Fjordane	2,000	1.31
Sparebanken Vest	1,517	1.00
Sparebank1 Midt-Norge	1,068	0.70
Voss Veksel og Landmandsbank ASA	604	0.40
Fana Sparebank	542	0.36
Handelsbanken	324	0.21
Sparebanken Pluss	304	0.20
Helgeland Sparebank	217	0.14
Sparebanken Volda Ørsta	170	0.11
Ringerike Sparebank	135	0.09
Modum Sparebank	108	0.07
Vestfold Sparebank	108	0.07
Nøtterø Sparebank	100	0.06
Haugesund Sparebank	54	0.04
Gran Sparebank	54	0.04
BNP Paribas, Oslo Branch	48	0.03
Tingvoll Sparebank	30	0.02
Halden Sparebank	22	0.02
Skudenes & Åkra Sparebank	10	0.01

TOTAL	151,765	100

There exists only one class of shares. One share represents one vote. There exists no regulatory or other restriction on any shareholder to exercise their voting rights.
A shareholder agreement exists between the major shareholders, and some of the minor, whereby they have given each other the first right to acquire any shares the others may sell in Eksportfinans ASA. The shareholder agreement comprises 71% of the shares.
26 RESERVES WITHIN EQUITY
The share premium reserve is a requirement by Norwegian legislation. Allocations to this reserve are to be made for share premium in connection with the subscription for shares.
The reserve for unrealized gains is a requirement by Norwegian legislation. Allocations to this reserve are to be made for, with a few exceptions, positive differences between carrying value and amortized cost of assets and liabilities measured at fair value. Reserves are also made for the difference between fair value of buildings and land (measured at fair value at the transition to IFRS) as of January 1, 2006, and the value as of December 31, 2005 under the previous GAAP. The latter difference is reduced each year with depreciation of the revaluation amount. The reserve for unrealized gains is restricted equity that cannot be distributed as dividend.
Under previous GAAP, the Company was required by Norwegian legislation to have a reserve for valuation variances. This reserve was to include positive differences between the investments’ carrying value according to the equity method and acquisition cost.
27 CAPITAL MANAGEMENT
The primary objectives of the Group’s capital management are to have a sound capital base and to ensure the Group’s high credit rating from the international rating agencies and compliance with externally imposed capital requirements in order to support its business and to provide returns for shareholders and benefits for other stakeholders.

Eksportfinans maintains an actively managed capital base to cover risks inherent in the business. The adequacy of Eksportfinans capital is monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking supervision (‘BIS rules/ratios’) and adopted by The Financial Supervisory Authority of Norway in supervising the group.
Dividend is determined with the aim to ensure an adequate level of growth and profitability for Eksportfinans as well as a satisfactory return for the shareholders.
During the past year, Eksportfinans has complied with all its externally imposed capital requirements.
The capital adequacy is calculated in accordance with the Basel I capital adequacy regulations. Under these regulations the capital adequacy requirement is 8%. From January 1, 2007, the new Basel II capital adequacy regulations were implemented in Norway, as in the EU countries. Eksportfinans has chosen to use the regulatory transitional provisions, permitting a delay in the transition until 2008.
Risk capital
(NOK millions and as percentage of risk-weighted assets and off-balance sheet items)

	Dec. 31, 2007		Dec. 31, 2006 *

Share capital	1,594		1,594
Share premium reserve	162		162
Other equity	906		845

Total equity	2,662		2,601

Capital contribution securities	381		453
Deductions	522		36
Additions	19

Total core capital:	2,540	6.3%	3,018	8.3%

Subordinated debt	1,129		1,251
Capital contributions securities	160		157
Deductions	0		0
Additions	46		0

Additional capital:	1,335	3.3%	1,408	3.9%

Total risk capital	3,875	9.6%	4,426	12.2%

Risk-weighted balance sheet and off-balance sheet items

	Dec. 31, 2007		Dec. 31, 2006 *
(NOK millions)	Book value	Weighted value	Book value	Weighted value

Loans to and receivables due from credit institutions	27,334	5,467	9,409	1,700
Loans to and receivables due from customers	98,777	17,583	90,314	18,890
Securities	50,510	8,414	38,293	7,554
Financial derivatives	9,744	2,085	—	—
Other assets	2,975	667	1,920	362
Trading portfoilo	29,380	5,705	25,247	4,665

Total assets on balance	218,720	39,922	165,183	33,171

Off-balance sheet items		606		3,193
Foreign currency exchange risk		40		40

Total risk-weighted assets		40,567		36,404

*	Capital adequacy for 2006 is not adjusted to reflect IFRS.
The issuance of new share capital for NOK 1.2 billions in the first quarter of 2008 significantly improves the capital adequacy ratios.

28 CASH AND CASH EQUIVALENTS
For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Cash and balances with Norwegian banks	216,849	133,495
Cash and balances with foreign banks	35,992	35,791
Bank deposits with maturity less than three months	578,977	22,237

TOTAL CASH AND CASH EQUIVALENTS	831,818	191,523

29 FINANCIAL RISK MANAGEMENT
Risk management structure
Eksportfinans seeks to monitor and control risk exposure through a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems. In addition, a number of committees are responsible for monitoring risk exposures and have general oversight of the Group’s risk management process as described further below. The Board of Directors (referred to as the Board) has developed guidelines for loans to the export lending industry, loans to the municipality sector, liquidity management, funding, interest rate exposure, currency risk exposure, liquidity risk and credit exposure for the parent company.
Organization
The risk management group reports to the Director of Risk Management and Operations (RMO), who reports directly to the Company’s CEO. RMO has responsibility for conducting company-wide compliance such as counterparty credit quality checks and risk limit checks against guidelines, as well as risk pricing, risk assessments and reporting.
The team responsible for the day-to-day management of market risk is referred to as the internal bank. The internal bank has the operative responsibility of the main hedging activities in the market as well as controlling the liquidity by monitoring short term borrowing programs.
Committees overseeing the risk:
•	The Group Management Team

•	The Credit Committee

•	The Product Approval Forum
30 CREDIT RISK
Credit risk represents the loss that Eksportfinans would incur if one or several counterparties or issuers of securities or other instruments the Company holds, fail to perform under their contractual obligations to Eksportfinans or upon a deterioration of credit quality of the third parties whose securities or other instruments, including over-the counter (OTC) derivatives Eksportfinans holds.
Credit risk arises from lending transactions, financial investments and derivative transactions. Most export loans are fully credit enhanced, normally with guarantees from financial institutions or governments.
Eksportfinans relies on domicile country as well as credit ratings and analyses from the major rating agencies (FitchRatings, Moody’s Investor Services and Standard & Poors) to monitor the credit quality of all guarantors and credit counterparties in the financial investments and derivatives portfolios. The Company uses well known shadow ratings published by commercial banks for some Norwegian and Danish counterparties without a rating from the three international agencies. Reports are provided regularly to senior management and the Board. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other forms of support for the loans.
The following table presents loans by type of security/exposure:

(Percent)	Dec. 31, 2007	Dec. 31, 2006

Government guarantees	7.8	5.9
Loans to and guarantees from Norwegian local authorities	49.0	52.8

Public sector borrowers/guarantors	56.8	58.7
Guarantees from Norwegian banks	18.0	21.1
Loans to Norwegian banks	9.6	7.5
Guarantees from banks in OECD countries	10.8	10.6
Other	4.8	2.1

Total	100.0	100.0

The increase in loans to Norwegian banks is to a large extent the result of an increase in direct lending to certain Norwegian banks, financing their lending to the Norwegian export industry.

Kommunekreditt extends loans to Norwegian municipalities, local authorities, inter-municipal companies and to companies that are guaranteed by a Norwegian municipality, county or bank. In addition Kommunekreditt also extends loans to banks financing their lending to the public sector. Kommunekreditt extends loans to Norwegian municipalities or counties, and these loans are without any credit support. The risk related to loans with municipal security in Norway is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and penalty interest. This is set out in the Local Government Act, approved by the Norwegian Parliament on September 25, 1992. Under section 55 of the Local Government Act, Norwegian municipalities and counties cannot be declared bankrupt.
All guarantees obtained from banks to support Eksportfinans’ loans are unconditional and irrevocable, whereas guarantees from the Norwegian Guarantee Institute for Export Credits (GIEK) or insurance companies are given subject to certain conditions and limitations.
Guarantees issued by GIEK, insurance companies and banks, generally cover principal, interest and, in most cases, interest on payments past due and expenses.
The portfolio of financial investments consists mainly of money market instruments, certificates of deposit, bank deposits, senior bank obligations and triple-A rated asset backed securities. Derivative transactions are interest rate swaps and currency swaps as well as structured swaps to swap the structured market risk exposure only from structured funding to plain floating interest risk. All swaps are done with financial institutions with high credit ratings. Eksportfinans has no and has had no investments in any sub-prime securities.
30.1 Credit risk measurement
Credit exposure is calculated based on the nominal amount of the loan guarantee or the nominal amount of the financial investment with a counterpart. Credit losses from export loans will only occur if both the borrower and the guarantor fail to fulfill contractual payments or obligations. In order to maintain simplicity and caution, this double line of defense is not taken into account in the day-to-day exposure measurement. For non-guaranteed loans, exposure is measured directly against the debtor’s credit limit based on the debtor’s credit rating.
The exposure related to derivative contracts is based on the mark-to-market value of the contracts, and is converted into a measure of credit risk in order to reflect that the counterparties might not meet their contractual obligations. The exposure is measured by calculating the net market value of all eligible transactions with the counterparty, and then adding a cushion for each contract to take account of the potential future exposure that may arise from changes in market prices.
As of end of 2006, Eksportfinans held a portfolio of 6 credit protection contracts. All of these matured during 2007 and no new contracts have been bought. Hence, the Company has no credit derivative contracts as of December 31, 2007.
Counterparty exposures are subject to an annual credit assessment. The exposure is mostly towards the OECD area, mainly related to Norwegian and European counterparties. The largest counterparties are The Kingdom of Norway, through GIEK, and DnB NOR Bank. The Company has also extended some payment guarantees to support the Norwegian export industry, see note 32.3.
30.2 Risk limit control and mitigation policies
Credit limits are determined on the basis of Eksportfinans’ risk capital, as well as the counterparty’s rating, size and risk capital. Maximum limits are subject to the statutory limitations for large exposures to individual clients.
All derivative contracts are governed by master agreements developed by the International Swap Dealers Association (ISDA). These agreements assure, for example, that netting is legally enforceable. Some of these agreements also contain provisions that require the posting of collateral in order to reduce counterparty exposure. These provisions include Credit Support Annexes (CSAs) that define collateral type and amounts to be transferred or received. This effectively ensures that if derivative exposures exceed pre-agreed limits, the counterparty with the positive exposure (which is now ‘too high’) can require the counterparty to transfer collateral to a dedicated neutral account. The transferred collateral will be netted in a situation of default. Thus the CSA agreement effectively ensures that the counterparty credit exposure is capped at the agreed upon limit.
Eksportfinans has CSA agreements with around 20 different counterparties as of December 31, 2007. The Company accepts only cash as collateral.
The following table shows posted and received collateral from these agreements:

(NOK millions)	Dec. 31, 2007	Dec. 31, 2006

Posted	1,860	702
Received	1	536

NET AMOUNT	1,859	166

30.3 Maximum credit risk exposure
Eksportfinans monitors its maximum exposure by excluding collateral or other credit enhancements. The table below displays this maximum exposure as of December 31:

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Loans and receivables due from credit institutions	26,872,193	20,769,251
Loans and receivables due from customers	81,207,599	71,384,206
Loans at amortized cost	18,031,046	8,207,708
Securities held for trading	29,379,566	25,247,379
Securities	50,753,519	38,673,049
Financial derivatives *)	9,743,650	6,977,538

TOTAL	215,987,573	171,259,131

*)	Represents financial derivatives with positive mark-to-market values, netting effect is not included.
Exposure related to payment guarantees is disclosed in note 32.3.
30.4 Loans past due or impaired

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Interest and principal instalment 1-30 days past due	11,406	15,721
Not matured principal on loans with payments 1-30 days past due	327,625	291,665

Interest and principal instalment 31-90 days past due	656	542
Not matured principal on loans with payments 31-90 days past due	12,382	31,003

Interest and principal instalment more than 90 days past due	4,359	506
Not matured principal on loans with payments more than 90 days past due	16,093	18,007

TOTAL LOANS THAT ARE PAST DUE	372,521	357,444

Relevant collateral or guarantees received	372,521	357,444

Estimated impairments	0	0

The Company has incurred no loan losses, and considers all receivables to be secured in a satisfactory manner. No loan loss provisions have been made to cover losses arising from circumstances existing at year-end.
30.5 Securities
The tables below represent an analysis of debt securities, treasury bills and equivalents by rating agency designation based on Standard & Poor’s ratings or their equivalent:

GROUP	December 31, 2007
	Treasury bills	Trading	Other	Total	Total
(NOK millions)	or equivalent	securities	securities	amount	in %

AAA	8,387	27,835	604	36,826	46%
AA+ to AA-	0	866	11,313	12,179	15%
A+ to A-	0	679	21,749	22,428	28%
Lower than A-	0	0	720	720	1%
No international rating	0	0	7,980	7,980	10%

TOTAL	8,387	29,380	42,366	80,133	100%

GROUP	December 31, 2006
SECURITIES	Treasury bills	Trading	Other	Total	Total
(NOK millions)	or equivalent	securities	securities	amount	in %

AAA	0	19,543	355	19,898	31%
AA+ to AA-	0	2,884	5,299	8,183	13%
A+ to A-	0	2,684	26,094	28,778	45%
Lower than A-	0	0	152	152	0%
No international rating	0	0	6,910	6,910	11%

TOTAL	0	25,111	38,810	63,921	100%

Securities that are expected to be settled after more than twelve months from the balance sheet date amount to NOK 66,771 million as of December 31, 2007 (NOK 56,507 million as of December 31, 2006).
30.6 Concentration of credit risk
Credit risk concentration may arise from trading, investing and financing activities, and may be affected by economical, industrial or political factors. While Eksportfinans is exposed to many different counterparties and industries the firm executes a high volume of transactions with counterparties in the financial services industry, such as brokers, dealers, commercial banks and institutional clients. This results in a credit concentration with respect to the financial industry.
A significant part of the Company’s business consists of lending to the maritime sector, such as rig and ship building financing. Loans to this sector are fully guaranteed by banks or GIEK.
Eksportfinans has exposure towards the municipality sector through its subsidiary Kommunekreditt. As most of the exposure is towards Norwegian municipalities, which by law cannot be declared bankrupt, the concentration of credit risk towards the municipality sector is low.
In the ordinary course of business, Eksportfinans may be subject to a concentration of credit risk to a particular bank guarantor or bond issuer. As of December 31, 2006 and December 31, 2007, Eksportfinans did not have credit exposure to any one counterparty exceeding 10% of the Company’s total assets.
30.7 Effects from credit spread changes
The amount of change, during the period and cumulatively, in the fair value that is attributable to changes in the credit risk of the financial assets and liabilities, is determined by multiplying the sensitivity of the instrument to credit spreads by the change in credit spread since inception. Credit spreads are obtained from the market, see note 4, and the instrument sensitivities are estimated based on observable market data input.
Loans and receivables as at fair value through profit and loss:

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Maximum exposure to credit risk of loans and receivables	108,079,693	92,153,457

Change during the period in fair value of loans and receivables attributable to changes in credit spread	86,639	36,706
Accumulated change in fair value of loans and receivables attributable to changes in credit spread	6,836	(79,803)

Financial liabilities as at fair value through profit and loss:

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Carrying amount of the financial liabilities at fair value	197,614,852	160,746,681
Amount contractually required to pay at maturity	187,236,619	152,964,198

Accrued interest and adjustment to fair value	10,378,233	7,782,483

Change during the period in fair value of financial liabilities attributable to changes in credit spread	(533,175)	19,250
Accumulated change in fair value of financial liabilities attributable to changes in credit spread	(475,564)	57,611

The credit spread effects are related to the fair value of the asset or liability in the balance sheet. A negative figure in the liabilities table therefore means that the credit spread effect reduces the value of the liability, consequently making a positive effect in the income statement.

31 MARKET RISK
Market risk is the risk of loss due to an adverse move in the market value of an asset, a liability or a derivative contract. For Eksportfinans the market value of the net positions will primarily depend on interest- and exchange rates. Hence the market risk is primarily the risk of adverse shifts in interest- and exchange rates.
The 108 Agreement with the Norwegian Ministry of Trade and Industry (referred to as the Ministry) regulates Eksportfinans’ financing of export contracts according to regulations set by the OECD. Interest and exchange rate exposures related to lending, funding and investments of liquidity under this agreement are adequately economically hedged with derivatives. Any residual cost or profit arising from the non-perfect hedges will be accounted to the Ministry.
31.1 Market risk measurement techniques
Financial instruments account for the bulk of our assets and liabilities. Eksportfinans measures market risk by currency exposure and interest rate sensitivity.
Currency exposure towards a currency is measured as the net of assets and liabilities for the currency, plus the basis currency bought spot or forward with settlement in NOK minus basis currency sold spot or forward settling in NOK, adjusted for the value of the option position.
Eksportfinans’ exposure to interest rate risk is measured according to the basis point value method. This measurement quantifies the change in the fair value of assets and liabilities that would result from a one basis point change in interest rates or a one basis point widening of credit spreads. Basis point value shows the change in value of the portfolio from a 0.01% (i.e. 1/100 of 1 percent) change in the underlying interest yield curves.
31.2 Foreign exchange risk
Currency exposure arises from future margins. Principal amounts are swapped to Eksportfinans’ three main business currencies EUR, USD and NOK. The Board has approved this currency risk and strategy, and at the present time Eksportfinans can have aggregate net positions in foreign currencies according to limits set by the Board. Eksportfinans did not exceed this limit in 2007.
The table below sets forth a summary of Eksportfinans’ exposure to currencies other than NOK, as reflected on the balance sheet. Because Japan is one of the main funding markets for the Company, JPY exposure is shown in addition to the main currencies USD and EUR. The JPY exposure is seen to have been relatively small.
Currency exposure:

			Other
(NOK millions)	EUR	USD	currencies	Total

As of December 31, 2007	(12.39)	11.99	(5.72)	(6.12)

Maximum through 2007 *)	10.76	16.84	(3.43)	17.19
Minimum through 2007 *)	(17.03)	1.48	(6.42)	(20.89)
Average through 2007	2.74	9.54	(4.63)	7.65

As of December 31, 2006	5.80	12.55	(1.31)	17.04
As of December 31, 2005	5.53	10.61	(0.26)	15.88
As of December 31, 2004	4.37	16.41	0.33	21.11

*)	The maximum and minimum exposure in general does not occur on the same date for different currencies.
The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged.
The fair value effect on Eksportfinans’ financial portfolios due to an adverse change of 5% in foreign currency exchange rates as of December 31, 2007 is estimated to be NOK 45 million before taxes. This arises from NOK 23 million in the trading portfolio and NOK 22 million in the non-trading portfolio. The effect per December 31, 2006 was estimated to NOK 24 million consisting of NOK 5 million from the trading portfolio and NOK 19 million for the non-trading portfolio.
A 5% increase in NOK versus both USD and EUR simultaneously is a rare event. Since the end of 1989 there has never been a 5% appreciation of NOK against both EUR (including its predecessor currencies) and USD over any one-month period. Since 1989, NOK has appreciated more than 5% against both EUR (including its predecessor currencies) and USD in two non-consecutive quarters. Looking at all daily rolling one-year periods since 1989, NOK has appreciated more than 5% against both USD and EUR (including its predecessor currencies) simultaneously on 19 non-consecutive occasions.
31.3 Interest rate risk
Eksportfinans’ guidelines with respect to interest rate risk include limits on interest rate exposure for market-based activities.

Interest rate risk is managed by a separate risk management function and reported regularly to the Group of Managing Directors and to the Board. The Board sets the permitted level of interest rate exposure.
The table below displays a summary of the change in fair values resulting from an increase in interest rates of 1 basis point. The interest rate exposure takes into account that interest rate fixings occur on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points.
Interest rate exposure:

				Other
(NOK millions)	NOK	EUR	USD	currencies	Total

As of December 31, 2007	(0.17)	(0.06)	0.00	(0.01)	(0.24)

Maximum through 2007 *)	(0.04)	0.06	0.31	0.02	0.13
Minimum through 2007 *)	(0.29)	(0.20)	(0.16)	(0.08)	(0.55)
Average through 2007	(0.17)	(0.10)	0.12	(0.01)	(0.16)

As of December 31, 2006	(0.21)	(0.09)	0.30	0.02	0.02
As of December 31, 2005	(0.16)	(0.08)	0.29	0.00	0.06
As of December 31, 2004	(0.12)	(0.15)	(0.08)	0.02	(0.32)

*)	The maximum and minimum exposure in general does not occur on the same date for different currencies.
The potential change in fair value that would have resulted from a one basis point increase in interest rates as of December 31, 2007 is negative NOK 0.4 million before taxes in the trading portfolio (negative NOK 0.02 million in 2006) and positive NOK 0.16 million before taxes for other securities (positive NOK 0.04 million in 2006). The total interest rate exposure changed from NOK 0.02 million as of the end of 2006 to negative NOK 0.24 million as of the end of 2007.
We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Credit spreads in quoted market prices contain all other information available besides the credit discount. Isolated for the liquidity portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 25 million. The unusually large spread widenings starting in August 2007, and still continuing as of December 31, 2007, are larger than one percentage point and hence have reduced fair value by significantly larger amounts than those above.
32 LIQUIDITY RISK
Liquidity risk is the risk that an entity will be unable to meet its obligations as they come due because of an inability to liquidate assets or obtain adequate funding (referred to as funding liquidity risk), or that it cannot easily unwind or offset specific exposures without significantly lowering market prices because of inadequate market depth or market disruptions (referred to as market liquidity risk).
The maturity of Eksportfinans’ debt involves limited uncertainty. Liquidity risk arises from prepayment optionality in asset backed securities (approximately 35% of the liquidity portfolio, which in turn is approximately 35% of total assets). Liquidity risk also comes from call and trigger features in approximately 40% of the structured funding, approximately 15% of the Company’s total assets. This uncertainty is generally benign, as the number of different structures is high and the risk factors determining actual (and unknown) maturity are well diversified.
32.1 Liquidity risk management process
Risk associated with possible insufficient liquidity to meet financial obligations is managed by operating several long-term and short-term borrowing programs that provide easy access to the funding markets. In addition, Eksportfinans holds a high portion of liquid assets.
The Company monitors the need for refinancing and the liquidity capacity over the next 12 months. In a normal situation maturities on the liability side will be rolled over by new borrowings but when the liquidity capacity is higher than the financing need the Company would manage to cover its obligations the next year without new financing. The higher the difference the better cash reserves Eksportfinans will have in a situation with low liquidity.
Symmetrical maturity profile on the asset and liability sides will immunize against liquidity risk. Monitoring average remaining maturity for assets and liabilities as well as the difference between the financing need and the liquidity capacity gives the Company a good indication on the liquidity risk.
The Company also monitors its liquidity risk relative to liquidity indicators defined by Kredittilsynet (the Norwegian FSA). The table below shows the Company’s status relative to the two liquidity indicators.

GROUP	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007	Average value

Indicator 1	108	91	89	94	96
Indicator 2	155	144	145	164	152

Average value	132	118	117	129	124

Indicator 1 is defined as funding with remaining maturity over one year divided by illiquid assets.
Indicator 2 is defined as funding with remaining maturity less than one month divided by illiquid assets.
Kredittilsynet views the asset and liability situation to be of low risk if the average value of indicator 1 and 2 is above 107.1.
32.2 Maturity analysis
Maturity analysis for financial liabilities based on expected maturities:

		From 1 month	From 3 months	From 1 year
	Up to and	up to and	up to and	up to and
GROUP	including	including	including	including	Over
(NOK thousands)	1 month	3 months	1 year	5 years	5 years	Total

Non-structured bond debt	6,930,770	921,222	15,862,219	47,032,244	15,523,726	86,270,181
Structured bond debt	3,299,097	7,814,086	19,591,430	30,056,819	23,722,578	84,484,010
Commercial papers	8,357,334	12,180,684	10,752,492	0	0	31,290,510
Subordinate loans	0	0	0	426,389	806,407	1,232,796
Capital contribution securities	0	0	0	0	551,052	551,052

TOTAL	18,587,201	20,915,992	46,206,141	77,515,452	40,603,763	203,828,549

Maturity analysis for financial liabilities based on contractual maturities (including off-balance sheet items):

		From 1 month	From 3 months	From 1 year
	Up to and	up to and	up to and	up to and
GROUP	including	including	including	including	Over
(NOK thousands)	1 month	3 months	1 year	5 years	5 years	Total

Non-structured bond debt	7,145,650	1,908,175	17,880,984	52,971,270	18,630,014	98,536,093
Structured bond debt	8,968,004	15,991,879	33,086,319	25,017,649	6,939,620	90,003,471
Commercial papers	8,186,542	12,629,184	10,944,304	0	0	31,760,030
Subordinate loans	4,260	1,101	49,159	209,933	1,424,467	1,688,920
Capital contribution securities	0	10,582	27,815	136,574	549,125	724,096
Loan commitments (off-balance)	3,680,582	15,908,149	34,780,063	32,774,108	0	87,142,902

TOTAL	27,985,038	46,449,070	96,768,644	111,109,534	27,543,226	309,855,512

The figures in the above table include principal and interest payable at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities.
32.3 Off-balance sheet items
Payment guarantees
In addition to the lending activity, the Company issues financial guarantees to support the Norwegian export industry. The beneficiary is normally a foreign buyer of Norwegian export products (goods and services etc.) or a foreign investor. Eksportfinans will make payment to the buyer/investor if the exporter does not fulfill its payment obligations. In each and every case Eksportfinans will have recourse to prime Norwegian or international banks with full payment indemnification.

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Notional amount of financial guarantees	3,072,505	4,198,440

Loan commitments
In the normal course of the Group’s lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding is expected to be disbursed within three years. The following table shows the probability-weighted accepted commitments at the reporting date.

(NOK thousands)	Dec. 31, 2007	Dec. 31, 2006

Loan commitments (probability-weighted)	38,910,867	28,378,145

33 SEGMENT INFORMATION
33.1 Business segments
The Group is divided into two business areas, export lending and municipal lending. The Group also has a treasury department, responsible for the Group’s funding and the Group’s liquidity portfolio, consisting of securities and deposits. The treasury department is considered to have a support function for the lending business areas, and is therefore divided between these in the segment reporting.

	Export lending		Municipal lending		Total group

(NOK millions)	2007	2006	2007	2006	2007	2006

Net interest income	297	237	264	222	561	459
Net other operating income *)	(221)	(210)	(363)	145	(584)	(65)

Total operating income	76	27	(99)	367	(23)	394

Total operating expenses	106	97	81	80	187	177

Pre-tax operating profit	(30)	(70)	(179)	287	(210)	217

Taxes	(10)	(21)	(51)	79	(61)	58

Profit/(loss) for the period	(21)	(49)	(128)	208	(149)	159

* of which net unrealized gains/(losses) on financial instruments	(237)	(231)	(378)	115	(615)	(116)

Segment assets	91,588	67,106	113,877	95,788	205,465	162,894
Unallocated assets					13,255	9,471

Total assets					218,720	172,365

Segment liabilities	90,339	66,115	112,216	94,163	202,555	160,278
Unallocated liabilities					13,503	9,058

Total liabilities		—		—	216,058	169,336

Export lending and the treasury department are included in the parent company accounts of Eksportfinans ASA. Municipal lending is organized in a separate subsidiary, Kommunekreditt Norge AS, which funds its lending business through loans from the parent company. The profit or loss from the treasury department is included in the accounts of the parent company, although in reality, the department is responsible for the funding and the liquidity management of the Group as a whole. Income and expenses related to treasury is therefore divided between the export lending and municipal lending business areas. This division is made based on volume.
As both export lending and the treasury department are accounted for in the parent company accounts, indirect income and expenses must be distributed between them, before treasury in its turn can be divided between export lending and municipal lending. The indirect expenses are distributed based on volume. Correspondingly, equity is distributed between them, and allocated so that export lending receives equity in a proportion of risk-weighted volume that corresponds to the proportion of Kommunekreditt Norge AS. The residual equity is allocated to treasury.
33.2 Geographical segments
The geographical segments are based on the location of the Group’s customers. The carrying amount of segment assets is based on the location of property, equipment and intangible assets.
Norway is the home country of the Group and is also its main geographical segment.

	Total interest and
(NOK thousands)	related income	Total assets	Investments *

2007

Norway	5,335,690	121,229,508	22,604
Other European countries	2,372,286	63,945,900	0
The Americas	443,962	20,725,494	0
Other countries	775,204	12,818,906	0

Total	8,927,142	218,719,808	22,604

2006

Norway	2,881,507	94,018,770	17,930
Other European countries	1,540,625	55,330,072	0
The Americas	433,251	14,477,985	0
Other countries	497,494	8,538,442	0

Total	5,352,877	172,365,269	17,930

*	Investments made during the year in property, plant, equipment, and intangible assets
34 RELATED PARTIES
The Company’s two largest shareholders are considered to be related parties.

	Acquired		Guarantees	Guarantees
(NOK millions)	loans 1)	Deposits 2)	issued 3)	recieved 4)

Balance January 1, 2006	10,410	1,657	2,618	11,127
Change in the period	(181)	(1,067)	(23)	(4,168)

Balance December 31, 2006	10,229	590	2,595	6,959

Balance January 1, 2007	10,229	590	2,595	6,959
Change in the period	(539)	(289)	(465)	292

Balance December 31, 2007	9,690	301	2,130	7,251

All transactions with related parties are made on market terms.

1)	The company acquires loans from banks. The loans are part of the Company’s ordinary lending activity, as they are extended to the export industry. As the selling banks provide guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans are classified as loans due to credit institutions in the balance sheet.

2)	Deposits made by the Company.

3)	Guarantees issued by the Company to support the Norwegian export industry. See note 32.3.

4)	Guarantees provided to the Company from the related parties.
35 REMUNERATION
All amounts are presented in NOK thousands.

	2007	2006

Salaries and other remuneration to employees	69,440	64,796

Audit fees:

Audit sevices	1,049	1,146
Other consultations 1)	4,091	3,177
Advisory tax services	94	153
Other non-audit services	724	388

1)	Other consultations include attestations related to funding transactions and work related to stock exchange documentation, particularly related to listing on stock-exchange listings and funding transactions in the United States.

Remuneration to General Executive Management

		Incentiv	Other taxable
	Salary	scheme paid	benefits	Pension cost	Total	Loans 2)
	2007

Eksportfinans ASA:
Johansen, Tor	1,769	600	211	607	3,187	1,127
Rygg, Olav E.	999	265	158	391	1,813	666
Breilid, Olav Tore	1,289	190	185	620	2,284	2,056
Haarseth, Cecilie	937	209	159	317	1,622	977
Elbech, Søren 3)	1,292	187	136	0	1,615	0
Siem, Oliver 4)	273	0	18	582	873	1,662

	6,559	1,451	867	2,517	11,394	6,488

Kommunekreditt Norge AS:
Arnøy, Arnulf V.	1,293	181	178	523	2,175	1,656

Total Group	7,852	1,632	1,045	3,040	13,569	8,144

		Incentiv	Other taxable
	Salary	scheme paid	benefits	Pension cost	Total	Loans 2)
	2006

Eksportfinans ASA:
Johansen, Tor	1,657	500	180	887	3,224	1,205
Rygg, Olav E.	868	0	142	237	1,247	702
Breilid, Olav Tore	1,261	0	170	752	2,183	2,164
Haarseth, Cecilie	792	0	142	286	1,220	999

	4,578	500	634	2,162	7,874	5,070

Kommunekreditt Norge AS:
Arnøy, Arnulf V.	1,088	0	187	643	1,918	1,692

Total Group	5,666	500	821	2,805	9,792	6,762

2)	The loans have the same terms as other loans to employees.

3)	For the period January 1 to November 30, 2007

4)	For the period December 1-31, 2007
Remuneration to Board of Directors and Audit Committee

	2007			2006
	Board of Directors	Audit Committe	Total	Board of Directors	Audit Committe	Total

Borgen, Erik	225	—	225	225	—	225
Syrrist, Baard	165	—	165	165	—	165
Holmsen, Cato A.	135	50	185	135	50	185
Ulstein, Gunvor	135	—	135	135	—	135
Hollingsæter, Bodil	135	35	170	135	35	170
Aker Haukvik, Live	135	35	170	135	35	170
Laugen, Leif Johan	135	—	135	101	—	101
Borgen, Thomas	—	—	—	34	—	34
Østbø, Tor	135	—	135	135	—	135

Total	1,200	120	1,320	1,200	120	1,320

Remuneration to Committee of Representatives

	2007	2006

Alhaug, Frode	50	50
Normann, Kristin	25	25
Riise, Sandra	22	17
Ellefsen, Harald	22	15
Pedersen, Jørn	22	11
Krokeide, Elisabeth	22	11
Tostrup, Trond	22	10
Smith, Claudine	22	5
Tellefsen, Tellef	17	17
Konterud, Harry	17	5
Bratseth, Kjell Ove	11	17
Fasmer, Benedicte S.	11	15
Berg, Per Andreas	11	11
Eidesvik, Toril	11	—
Haugan, Finn	10	—
Lohne, Nina	7	22
Enger, Einar	7	11
Salthella, Monica	5	—
Djupvik, Jostein	5	—
Broberg, Kari	1	11
Kløvstad, Per	—	7
Fiskerstrand, Olav Arne	—	1
Bjertnes, Sverre	—	1
Myhre, Ingvild	—	1

Total	320	263

Remuneration to Control Committee

	2007	2006

Normann, Kristin	90	90
Ellefsen, Harald	60	60
Skullerud, Terje	60	60
Bratseth, Kjell Ove	60	60

Total	270	270

36 NUMBER OF EMPLOYEES

	Dec. 31, 2007	Dec. 31, 2006

Number of employees	103	100
Number of man-years	100	93

37 EVENTS AFTER THE BALANCE SHEET DATE
On March 13, 2008, the General Assembly voted to increase the share capital by NOK 1.2 billion through the issuance of new share capital from its owners. The unrealized losses in the liquidity portfolio serve as the background for the issuance. International capital markets continued to be volatile in the first quarter of 2008 and financials in the first quarter of 2008 have been influenced by unrealized losses in securities acquired for liquidity purposes. In March 2008, Eksportfinans’ major private shareholders signed an agreement with Eksportfinans whereby the banks undertook to hedge against further market value decline after February 29, 2008. The agreement has also been signed by the Norwegian Government and the majority of the remaining private shareholders. For the five month period ended May 31, 2008 Eksportfinans experienced a loss of NOK 304 million (unaudited). The loss is due to unrealized losses on securities in the first quarter of 2008 and reversal of unrealized gains on bond debt in May. Securities and bond debt are measured at fair value.