Form 20-F/A
period 2007-12-31
EKSPORTFINANS ASA
filed 2009-01-27
CIK 700978

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
Amendment No. 1

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
15 Year Callable Range Notes due 2022
15-Year Callable Range Notes due 2022
20-Year Callable Leveraged CMS Spread due 2027
30-Year Callable Zero Coupon Notes due 2037

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A (the Amendment) to the annual report on Form 20-F of Eksportfinans ASA (the Company or we) for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission (the Commission) on June 27, 2008 (the 2007 Form 20-F), is being filed solely for the purpose of incorporating the Company’s IFRS Transition Report (the Report) furnished by the Company to the Commission on Form 6-K dated April 23, 2007.
Item 18 of the 2007 Form 20-F has been amended accordingly to incorporate the relevant information from the Report beginning on note 1 on page 16 and to include an additional note to the financial statements for subsequent events.
This Amendment consists of a cover page, this explanatory note, Item 18 revised as described above, a signature page and new certifications and consent. Other than as described above and specifically noted within, this Amendment speaks as of the date of the initial filing of the 2007 Form 20-F.
Other than as stated above, this Form 20-F/A does not amend, update or restate the information in any other item or section of the 2007 Form 20-F as originally filed on June 27, 2008 or reflect any events that have occurred after the original filing of the 2007 Form 20-F on June 27, 2008.

PART III
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
June 27, 2008, except for note 1 for which the date is January 27, 2009

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

1 FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Incorporation of relevant information from the IFRS Transition Report
Item 18 is being amended solely for the purpose of incorporating relevant information from the Company’s Report furnished by the Company to the Commission on Form 6-K dated April 23, 2007.
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
The adoption of IFRS resulted in modified principles of valuation for a large proportion of the items on the balance sheet, particularly due to new regulations regarding financial instruments. According to the requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’, derivative instruments must be measured at fair value. Eksportfinans uses derivatives in the management of market risks to obtain economic hedges to minimize risks in accordance with guidelines set by the Board of Directors. The criteria for applying hedge accounting according to IAS 39 are very different from NGAAP, and the Group has chosen not to apply hedge accounting under IFRS. In order to reduce the potential volatility under normal market conditions in profit or loss due to not adopting the hedge accounting requirements, for certain non-derivative financial assets and liabilities hedged by derivatives as part of the Group’s risk management process, the Group has decided to apply the fair value option in accordance with IAS 39. The election and use of principles of valuation for financial instruments are described in note 2.6.2.
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

a.	Changed accounting principles due to implementation of IFRS — financial assets and liabilities
a.1 Recognition of assets and liabilities under IFRS
Assets and liabilities will be recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument and derecognition will occur when the contractual rights to receive or pay cash flows expires or when the Company transfers substantially all the risk and rewards of the instrument. The company has acquired certain loan agreements from banks for which the bank provide a repayment guarantee, therefore retaining the credit risk of the loans. Under NGAAP, these loans are recognized on the balance sheet as loans to customers. Under IFRS these loans have been be reclassified from loans to customers to loans to credit institutions.
a.2 Measurement of financial assets and liabilities
a.2.1 Use of derivatives in Eksportfinans, hedgeaccounting and the fair value option
Eksportfinans’ balance sheet can be divided into three main portfolios; the trading portfolio, the 108 Agreement portfolio and the remaining transactions, here called the banking portfolio. The banking portfolio comprises the following financial instruments: lending, liquidity placements (including deposits and securities), borrowings, derivatives used for economic hedging and cash collateral in relation to swaps. The trading portfolio has been measured at fair value under NGAAP, which is the same measurement basis as under IFRS. The treatment of the 108 Agreement portfolio is described under paragraph a.2.4 and a.2.6. The description in this paragraph relates to the banking portfolio, which accounts for approximately 80% of total assets.
Derivatives are actively used in hedging market risk, which is controlled through exposure allowances for currency and interest rate exposure, given by the Board of Directors. Each position is monitored continuously, and a report exhibiting the interest rate position versus the set limits is produced daily. The findings in this report are used as a decision making tool when new business is considered.
Eksportfinans hedges each structured product on an individual basis, through swaps mirroring the structured cash flow perfectly. With regards to the fixed rate products, be it from the trading or banking portfolio, or from the 108 Agreement portfolio, the fixed rate is swapped against a floating rate, and the future currency amount to be received is swapped into one of Eksportfinans’ three basis currencies, i.e. NOK, EUR and USD. The interest rate risk generated through the differences in fixing dates is controlled for on a portfolio level. Liquidity is distributed between the basis currency portfolios using short-term currency swaps (spot/forward).
Despite this conservative risk approach Eksportfinans has decided not to apply hedge accounting under IFRS. In addition to the general fact that using hedge accounting is very time consuming, there are two areas that are particularily difficult in relation to Eksportfinans.

One is the requirement to bifurcate embedded derivatives in the Company’s structured bond issues even though the bond has a perfectly matching swap. The other reason is that the Company hedges into one of the company’s basis currencies, which is not necessarily into Norwegian kroner which is the Company’s functional currency. IAS 39 has very specific rules regarding cross currency hedging that can not be applied by the company and simultaneous maintain a cost efficient operation. Even if hedge accounting under IAS 39 could have been used it would have led to income volatility due to changes in fair values caused by interest rate changes; this is because a much higher volume of liabilities than assets are hedged with derivatives.
Eksportfinans has decided to use the fair value option in IAS 39 to measure all financial transactions in the banking book at fair value. Measuring transactions at fair value exposes the income statement for changes in credit spreads.
Fair value is a snap-shot of the value at the reporting date. Eksportfinans business model is to hold lending, borrowing and mainly also securities in the liquidity portfolio until maturity and collect the cash flows. Fair value is not the best reflection of the business model and the expected future cash flows. Under the going concern assumption, changes in fair values can be viewed as temporary variations that will not be realized and that will be nil at the maturity date of each transaction.
a.2.2 Fair value measurement methods and techniques
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Calculations are based on the going concern assumption.
Financial instruments, for which offsetting markets risk can be identified with a reasonable degree of probability, are recorded at mid-market rates on the balance sheet date. Other financial securities, on both asset and liability side, are valued at bid or ask prices.
Instruments traded in an active or regulated market
At the date of transition, most bonds and certificates owned by Eksportfinans were valued in an active market. In addition to this, there were derivatives issued through institutions, like currency forwards and futures and interest rate swaps, that also were traded in an active market.
For instruments traded in an active market, quoted prices from stock exchanges, brokers, or individual pricing vendors are used. In cases where the instrument are not priced as a whole, it is decomposed, and each part is priced on an individual basis, also by using prices quoted in the market.
Instruments not traded in an active market
Financial instruments which are not traded in an active market are valued through different valuation techniques. When valuing a standard, simple financial instrument, Eksportfinans uses recognized models based on data observable in the market. With regards to the more complex products, Eksportfinans uses recognized theoretical models, using market information whenever possible. The structured interest rate products are valued through a general Black Derman Troy model.
Fixed rate and structured issues are examples of Eksportfinans’ financial instruments which are not traded in an active market.
A significant part of Eksportfinans’ issuances are characterized through their composition of several structural elements, the so called structured issuances. The prices of these issuances could be linked to the prices of certain share indices, interest rates, and/or exchange rates. All bonds and corresponding swaps in the funding portfolios are valued at fair value.
a.2.3 Financial derivatives at fair value
Under NGAAP, the Company elected to apply hedge (deferral) accounting for economic hedging relationships. Under this accounting method both the derivative and the underlying asset are reported on an accrual basis.
Under IFRS, all derivatives are recorded at fair value with gains or losses resulting from changes in fair value recorded in profit or loss.
a.2.4 Embedded derivatives in the 108 Agreement at fair value
Part of the company’s lending activity is covered by an agreement with the Norwegian Authorities (the 108 Agreement) which has been established in order to offer exporters of capital goods financing on terms that are in accordance with the OECD regulations. Full coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the agreement. Under the agreement payment differences compared to an already agreed fixed cash flow is debited or credited to the authorities. The payment difference also include the interest rate subsidy to the exporters.
Under NGAAP, no separate derivatives have been constructed. Accrual accounting has been used on both the lending or borrowing and the related payment difference to be received or paid to the authorities.
Under IFRS, the 108 Agreement has embedded derivatives and separate derivative transactions must be constructed and measured at fair value. The day 1 profit representing the government subsidy to the debtor included in the derivative is recognized to income over the life of the underlying transactions in accordance with IAS 20.
Separating and accounting for these embedded derivatives at fair value considerably increases the company’s income volatility related to the 108 Agreement.
a.2.5 Other financial instruments measured at fair value
Under NGAAP, the trading portfolio is measured at fair value. For the the 108 Agreement and banking portfolio, lending, borrowing and held to maturity securities are measured at cost. Available for sale securities are measured at the lower of cost or fair value on a portfoliobasis including hedging derivatives.
Under IFRS both transactions under the trading- and banking portfolio are measured at fair value as described in paragraph a.2.1.

a.2.6 Financial assets and liabilites measured at amortized cost
Under NGAAP lending, borrowing and liquidity under the 108 Agreement has been measured at cost, see also paragraph a.2.4.
Under IFRS lending, borrowing and liquidity under the 108 Agreement are valued at amortized cost using the effective interest method. On disbursement on a loan, amortized cost is the nominal amount adjusted for premiums/discounts on disbursement, direct cost and fees. When using the effective interest method, the internal rate of return for the loan is calculated. The internal rate of return is set by discounting contractual cash flows based on the expected life of the loan over the amortized cost on disbursement.
Implementation of amortized cost did not lead to any adjustments on the IFRS opening balance as origination fees and direct costs related to the portfolio as of January 1, 2006 were insignificant.
Eksportfinans did not have a significant risk for credit losses in its loan portfolio at the date of transition and have correspondingly not booked any impairment losses on loans measured at amortized cost at the date of transition.
a.2.7 Guarantees issued
Under NAAP, guarantees issued are not recognized on the balance sheet. The fees that the company receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation.
Under IFRS, guarantees issued will be recognized initially on the balance sheet at fair value. The fees that the company receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation.
a.3 Classification in the profit and loss account
Interest and the interest effect of economically hedging instruments are booked as interest income or expense in the profit and loss accounts. Other changes in fair value on transactions measured at fair value with changes in fair value recognized in the profit and loss account, are included in net gain/loss on financial instruments measured at fair value.
a.4 Classification in the balance sheet
Under NGAAP interest accrued but not paid or received is reported under Total prepayments and accrued revenues or under Accrued expenses and provisions. Under IFRS, for instruments designated at fair value through profit or loss and at amortized cost, interest accrued but not paid or received is presented in the same line item as the underlying asset or liability to which the interest relates.
Under NGAAP the net difference between the foreign exchange rate in derivative agreements and the rate in force on the reporting date is posted net on the balance sheet. Under IFRS the fair value on each derivative contract are reported as an asset or a liability depending on the fair value on the reporting date. Under IFRS the net fair value of the embedded derivatives in the 108 Agreement (see a.2.4) is recognized at the balance sheet as an asset or a liability depending on the net fair value on the reporting date.

b.	Changes in accounting principles due to implementation of IFRS — other items
b.1 Pension liabilities
Under NGAAP and IFRS, pension commitments are calculated on the basis of economic assumptions on the balance sheet date.
Under IFRS, the Company has chosen to charge actuarial gains and losses and vested plan changes not recorded according to NGAAP, directly to equity as of January 1, 2006 in accordance with IFRS 1. For actuarial gains and losses arising after the transition to IFRS a portion of the actuarial gains and loss will be recorded in the profit and loss account when the difference exceeds the greatest of 10 per cent of the pension liability or 10 per cent of the plan assets.
b.2 Building for own use and investment property
The Company owns the property in Dronning Mauds gt. 15 which is used as the group’s head office. Part of the building (38%) can be sold separately and is rented out.
Under NGAAP, the property at Dronning Mauds gt. 15 in its entirety is reported at amortized cost.
Under IFRS, the property will be measured at fair value at transition and the adjustment will be reflected in the transition adjustment reported to equity in accordance with IFRS 1. This led to an increase in the value of the property of NOK 102 million. The fair value as at 1 January 2006 is NOK 220 million. The part of the building that can be sold separately is classified as an investment property in accordance with IAS 40. The fair value of the property is distributed with NOK 142 million to building for own use and NOK 78 millions to investment property. The revalued amount of the building will represent the new cost basis for the property to be depreciated over its remaining economic useful life less any potential impairment in accordance with IAS 16 for both building for own use and investment property.
b.3 Intangible assets
Intangible assets with indefinite lives are not amortized. Other intangible assets with finite lives are amortized over their expected useful lives. An assessment for impairment will be made on each reporting date based on expected future cash flow connected to the asset. Assets generating joint cash flows are considered collectively.
b.4 Deferred tax and deferred tax asset
Transition to IFRS resulted in changes in booked values of assets and liabilities. As tax values remains unchanged, a new calculation of deferred tax/deferred tax assets has been prepared upon transition to IFRS.
b.5 Dividends
According to IFRS proposed dividend are classified as a part of equity until the dividend is approved by the annual general meeting.

c. Changes in equity due to transition to IFRS

				Reference to text
(NOK thousands)		2006	2005	paragraphs

NGAAP	Equity as of 31 December 2006 and 2005	2,601,406	2,577,147

	Adjustments:

	Undistributed dividends	218,314	115,341	b.5
	Pension liabilities	(50,643)	(54,262)	b.1
	Revaluation of building less depreciation	99,298	102,437	b.2
	Derivatives embedded in the 108 Agreement at fair value	(30,595)	117,974	a.2.4
	Other financial derivatives at fair value	1,593,453	438,743	a.2.1 and a.2.3
	Other financial instruments at fair value	(1,314,260)	(191,342)	a.2.1 and a.2.5
	Adjustment to deferred taxes due to the above adjustments	(88,014)	(121,006)	b.4

IFRS	IFRS Equity as of 1 January 2007 and 2006	3,028,959	2,985,032

	Effect on equity of transition to IFRS	427,553	407,885

Reconciliation of income statement from previous GAAP for 2006
The following table reconciles previous GAAP to IFRS for 2006.
EFFECTS ON INCOME STATEMENT 2006 DUE TO TRANSITION TO IFRS

		Transition		Footnotes
(NOK thousands)	NGAAP	effects	IFRS	Reclassify	Remeasure

Interest and related income on loans and receivables due from credit institutions	345,441	532,210	877,651	1
Interest and related income on loans and receivables due from customers	3,023,350	(535,560)	2,487,790	1,2
Interest and related income on securities	1,967,027	0	1,967,027
Other interest and related income	20,409	0	20,409

Total interest and related income	5,356,227	(3,350)	5,352,877

Interest and related expenses on commercial paper and bond debt	4,711,221	21,643	4,732,864	3
Interest and related expenses on subordinated debt	65,426	0	65,426
Interest and related expenses on capital contribution securities	37,966	0	37,966
Other interest and related expenses	57,524	0	57,524

Total interest and related expenses	4,872,137	21,643	4,893,780

NET INTEREST INCOME	484,090	(24,993)	459,097

Commissions and income related to banking services	6,096	0	6,096
Commissions and expenses related to banking services	7,283	0	7,283

Net gains/(losses) on trading portfolio	19,949	(17,207)	2,742	4
Net gains/(losses) on foreign currencies	2,617	0	2,617
Net realised gains/(losses) on other financial instruments at fair value		42,200	42,200	2,3,4
Net unrealised gains/(losses) on other financial instruments at fair value	0	(116,777)	(116,777)		5

Other income	5,600	0	5,600

NET OTHER OPERATING INCOME	26,979	(91,784)	(64,805)

TOTAL INCOME	511,069	(116,777)	394,292

Salaries and other administrative expenses	148,713	(3,620)	145,093		6
Depreciation	16,161	3,139	19,300		7
Other expenses	12,871	(0)	12,871

TOTAL OPERATING EXPENSES	177,745	(481)	177,264

Impairment charges on loans	0	0	0

PRE-TAX OPERATING PROFIT/(LOSS)	333,324	(116,296)	217,028

Taxes	90,751	(32,991)	57,760		8

PROFIT/(LOSS) FOR THE YEAR	242,573	(83,305)	159,268

Footnotes to the reclassify column:

1)	Eksportfinans has acquired certain loan agreements from banks. These loans are reclassified from Loans and receivables due from customers to Loans and receivables from credit institutions on the balance sheet. Corresponding reclassification is made in the income statement. See paragraph a.1.

2)	Reclassification of gains due to termination of loans valued at fair value through profit and loss under IFRS (NOK 3 millions).

3)	Reclassification of net gain on reacquired bond debt valued at fair value through profit and loss under IFRS. Based on enquires from investors, the company buys back part of its debt. Eksportfinans has not actively gone out to the market in seeking to increase the volume of buybacks.

4)	The line item Net gains/(losses) on trading portfolio was Net gains/(losses) on securities in the original NGAAP income statement. Net gains on sold securities classified as available for sale under NGAAP were included in this line item. Available for sale securities are valued at fair value through profit and loss under IFRS. Net unrealized gains/losses on held and net realized gains/losses on sold securities available for sale is therefore included in the line items concerning other financial instruments at fair value.
Footnotes to the remeasurement column:

5)	Consists of adjustments arising when financial instruments measured at cost under NGAAP are remeasured at fair value under IFRS. The remeasurement adjustment can be divided into the following subgroups:

Net gains/(losses) on derivatives embedded in the 108-agreement at fair value	(148,569)	See paragraph a.2.4
Net gains/(losses) on financial derivatives at fair value	1,154,710	See paragraph a.2.1 and a.2.3
Net gains/(losses) on other financial instruments at fair value	(1,122,918)	See paragraph a.2.1 and a.2.5

Total	(116,777)

6)	The reduction in salaries and other administrative expenses refers to pension costs. The reduction is partly due to recognition of cumulative actuarial gains and losses at January 1, 2006, and partly due to differences in actuarial assumptions according to NGAAP and IFRS. See paragraph b.1.
7)	The increase in depreciation on fixed assets is due to an remeasurement to fair value at transition date January 1, 2006 with an increase in value of NOK 102 million. See paragraph b.2.
8)	Tax effect on the remeasurement adjustments, see paragraph b.4.

Effects on the balance sheet due to transition to IFRS

	NGAAP			IFRS	Footnotes		NGAAP	IFRS
(NOK thousands)	Dec. 31, 2006	Reclassify	Remeasure	Jan. 1, 2007	Reclassify	Remeasure	31.12.2005	01.01.2006

ASSETS
Cash	5			5			5	5
Loans and receivables due from credit institutions	9,408,682	11,893,539	105,326	21,407,547	2		9,851,138	22,071,389
Loans and receivables due from customers	90,313,727	(11,313,547)	(46,468)	78,953,713	2		73,607,496	62,356,769
Securities	63,403,370	408,540	108,519	63,920,429			49,829,909	50,454,459
Financial derivatives		(194,975)	7,172,513	6,977,538			1,667,949	6,949,088
Investments in jointly controlled activity/shares	204		0	204			147	147
Intangible fixed assets	25,078		0	25,078			21,864	21,864
Fixed assets/investment property	124,458		99,298	223,756		3	126,743	229,180
Other assets	848,842	8,455	(1,266)	856,031			161,230	166,130
Accrued interest receivable	1,043,157	(1,043,157)	0				651,210	0
Prepaid pension cost	15,444		(14,476)	968		4	17,174	892

TOTAL ASSETS	165,182,967	(241,145)	7,423,446	172,365,269			135,934,865	142,249,923

LIABILITIES
Deposits by credit institutions	46,913	571	(170)	47,314			159,064	159,321
Total borrowings through the issue of securities	157,346,975	2,029,027	1,179,099	160,555,101			130,338,757	132,466,198
Financial derivatives	1,200,719	(1,508,659)	5,609,655	5,301,715			0	3,923,980
Taxes payable	98,509	631	0	99,140			57,681	57,682
Deferred tax liabilities	15,623	0	88,013	103,636		5	20,540	141,544
Other liabilities	1,180,491	(212,189)	(17,953)	950,349	1		788,484	669,098
Accrued interest payable	805,831	(805,831)	0				546,613	0
Provisions	21,115	0	36,167	57,282		4	5,469	54,039
Subordinated debt	1,255,461	5,564	342,529	1,603,554			862,305	1,182,638
Capital contribution securities	609,925	31,428	(23,134)	618,219			578,806	610,390

Total liabilities	162,581,562	(459,458)	7,214,206	169,336,310			133,357,719	139,264,890

SHAREHOLDERS EQUITY
Share capital	1,593,533			1,593,533			1,593,532	1,593,533
Share premium reserve	162,462			162,462			162,462	162,462
Other equity	845,411	218,314	209,239	1,272,964	1		821,152	1,229,038

Total shareholder’s equity	2,601,405	218,314	209,239	3,028,959			2,577,146	2,985,033
							—

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	165,182,967	(241,144)	7,423,445	172,365,269			135,934,865	142,249,923

Comments and footnotes to the reclassify column:
The numbers in the reclassify column are mainly related to the reclassification of accrued interest, see paragraph a.4. In addition the following reclassifications have been made:

1)	Undistributed dividends are reclassified as equity under IFRS.

2)	Eksportfinans has acquired certain loan agreements from banks for which the bank provide a repayment guarantee. These loans are reclassified from Loans and receivables due from customers to Loans and receivables from credit institutions. See paragraph a.1.
Comments and footnotes to the remeasurement column:
The numbers in the remeasurement column are mainly due to the adjustment when financial instruments measured at cost under NGAAP are remeasured at fair value under IFRS In addition the following remeasurements have been made:

3)	Revaluation of building less depreciation, see paragraph b.2.

4)	Changes in prepaid pension cost and pension liabilities see paragraph b.1.

5)	Tax effect on the remeasurement adjustments, see paragraph b.4.

The following table is a reconciliation of the cash flow statement for the year ended December 31, 2006:

		Transition		Foot-
(NOK thousands)	NGAAP	effects	IFRS	notes

Net income after taxes	242,573	(242,573)	0
Pre-tax operating profit/(loss)	0	217,027	217,027

Provided by operating activities:
Disbursement on loans	(35,876,923)	0	(35,876,923)
Principal collected on loans	17,728,920	424,485	18,153,405	1
Purchase of financial investments in the trading portfolio	(18,842,989)	0	(18,842,989)
Proceeds from sale or redemption of financial investments in the trading portfolio	10,758,625	0	10,758,625
Accrual of contribution from the Norwegian government	(38,154)	0	(38,154)
Contribution paid by the Norwegian government	31,192	0	31,192
Unrealized losses/(gains) on financial instruments at fair value	(1,142)	115,302	114,160
Depreciation	16,162	3,138	19,300
Income from investments in subsidiary	0	0	0
Income from jointly controlled activity	(57)	57	0
Taxes paid		(58,657)	(58,657)

Changes in:
Accrued interest receivable	(406,758)	0	(406,758)
Other receivables	(683,606)	0	(683,606)
Accrued liabilities	662,560	(34,294)	628,266

NET CASH FLOW FROM OPERATING ACTIVITIES	(26,409,597)	424,485	(25,985,112)

Purchase of financial investments	(21,378,659)	(424,484)	(21,803,143)	1
Proceeds from sale or redemption of financial investments	12,245,658	0	12,245,658
Investment in group companies	0	0	0
Purchases of property and equipment	(17,930)	0	(17,930)
Net proceeds from sales of property and equipment	795	0	795

NET CASH FLOW FROM INVESTING ACTIVITIES	(9,150,136)	(424,484)	(9,574,620)

Change in debt to credit institutions	(100,082)	0	(100,082)
Proceeds from issuance of commercial paper debt	182,248,793	0	182,248,793
Repayments of commercial paper debt	(178,516,649)	0	(178,516,649)
Proceeds from issuance of bond debt	56,530,315	0	56,530,315
Principal payments on bond debt	(25,845,224)	0	(25,845,224)
Change in subordinated debt and capital contribution securities	468,602	0	468,602
Dividends paid	(115,341)	0	(115,341)

NET CASH FLOW FROM FINANCING ACTIVITIES	34,670,414	0	34,670,414

Effect of exchange rates on cash and cash equivalents	(20,224)	(1)	(20,225)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(909,543)	0	(909,543)

Cash and cash equivalents as at beginning of period	1,101,066	0	1,101,066

CASH AND CASH EQUIVALENTS AT END OF PERIOD	191,523	0	191,523

Explanation of material adjustments to the cash flow statement:
1) According to IFRS, deposits related to a major portion of loans acquired from banks are classified as loans.
Other transition effects are related to effects explained for the income statement or the balance sheet.

Notes to financial statements
1.1 GENERAL INFORMATION
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
Norway is the home country of the Group and is also its main geographical segment.

	Total interest and
(NOK thousands)	related income	Total assets	Investments *

2007

Norway	5,335,690	121,229,508	22,604
Other European countries	2,372,286	63,945,900	0
The Americas	443,962	20,725,494	0
Other countries	775,204	12,818,906	0

Total	8,927,142	218,719,808	22,604

2006

Norway	2,881,507	94,018,770	17,930
Other European countries	1,540,625	55,330,072	0
The Americas	433,251	14,477,985	0
Other countries	497,494	8,538,442	0

Total	5,352,877	172,365,269	17,930

*	Investments made during the year in property, plant, equipment, and intangible assets
34 RELATED PARTIES
The Company’s two largest shareholders are considered to be related parties.

	Acquired		Guarantees	Guarantees
(NOK millions)	loans 1)	Deposits 2)	issued 3)	recieved 4)

Balance January 1, 2006	10,410	1,657	2,618	11,127
Change in the period	(181)	(1,067)	(23)	(4,168)

Balance December 31, 2006	10,229	590	2,595	6,959

Balance January 1, 2007	10,229	590	2,595	6,959
Change in the period	(539)	(289)	(465)	292

Balance December 31, 2007	9,690	301	2,130	7,251

All transactions with related parties are made on market terms.

1)	The company acquires loans from banks. The loans are part of the Company’s ordinary lending activity, as they are extended to the export industry. As the selling banks provide guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans are classified as loans due to credit institutions in the balance sheet.

2)	Deposits made by the Company.

3)	Guarantees issued by the Company to support the Norwegian export industry. See note 32.3.

4)	Guarantees provided to the Company from the related parties.
35 REMUNERATION
All amounts are presented in NOK thousands.

	2007	2006

Salaries and other remuneration to employees	69,440	64,796

Audit fees:

Audit sevices	1,049	1,146
Other consultations 1)	4,091	3,177
Advisory tax services	94	153
Other non-audit services	724	388

1)	Other consultations include attestations related to funding transactions and work related to stock exchange documentation, particularly related to listing on stock-exchange listings and funding transactions in the United States.

Remuneration to General Executive Management

		Incentive	Other taxable
	Salary	scheme paid	benefits	Pension cost	Total	Loans 2)
	2007

Eksportfinans ASA:
Johansen, Tor	1,769	600	211	607	3,187	1,127
Rygg, Olav E.	999	265	158	391	1,813	666
Breilid, Olav Tore	1,289	190	185	620	2,284	2,056
Haarseth, Cecilie	937	209	159	317	1,622	977
Elbech, Søren 3)	1,292	187	136	0	1,615	0
Siem, Oliver 4)	273	0	18	582	873	1,662

	6,559	1,451	867	2,517	11,394	6,488

Kommunekreditt Norge AS:
Arnøy, Arnulf V.	1,293	181	178	523	2,175	1,656

Total Group	7,852	1,632	1,045	3,040	13,569	8,144

		Incentiv	Other taxable
	Salary	scheme paid	benefits	Pension cost	Total	Loans 2)
	2006

Eksportfinans ASA:
Johansen, Tor	1,657	500	180	887	3,224	1,205
Rygg, Olav E.	868	0	142	237	1,247	702
Breilid, Olav Tore	1,261	0	170	752	2,183	2,164
Haarseth, Cecilie	792	0	142	286	1,220	999

	4,578	500	634	2,162	7,874	5,070

Kommunekreditt Norge AS:
Arnøy, Arnulf V.	1,088	0	187	643	1,918	1,692

Total Group	5,666	500	821	2,805	9,792	6,762

2)	The loans have the same terms as other loans to employees.

3)	For the period January 1 to November 30, 2007

4)	For the period December 1-31, 2007
Remuneration to Board of Directors and Audit Committee

	2007			2006
	Board of Directors	Audit Committe	Total	Board of Directors	Audit Committe	Total

Borgen, Erik	225	—	225	225	—	225
Syrrist, Baard	165	—	165	165	—	165
Holmsen, Cato A.	135	50	185	135	50	185
Ulstein, Gunvor	135	—	135	135	—	135
Hollingsæter, Bodil	135	35	170	135	35	170
Aker Haukvik, Live	135	35	170	135	35	170
Laugen, Leif Johan	135	—	135	101	—	101
Borgen, Thomas	—	—	—	34	—	34
Østbø, Tor	135	—	135	135	—	135

Total	1,200	120	1,320	1,200	120	1,320

Remuneration to Committee of Representatives

	2007	2006

Alhaug, Frode	50	50
Normann, Kristin	25	25
Riise, Sandra	22	17
Ellefsen, Harald	22	15
Pedersen, Jørn	22	11
Krokeide, Elisabeth	22	11
Tostrup, Trond	22	10
Smith, Claudine	22	5
Tellefsen, Tellef	17	17
Konterud, Harry	17	5
Bratseth, Kjell Ove	11	17
Fasmer, Benedicte S.	11	15
Berg, Per Andreas	11	11
Eidesvik, Toril	11	—
Haugan, Finn	10	—
Lohne, Nina	7	22
Enger, Einar	7	11
Salthella, Monica	5	—
Djupvik, Jostein	5	—
Broberg, Kari	1	11
Kløvstad, Per	—	7
Fiskerstrand, Olav Arne	—	1
Bjertnes, Sverre	—	1
Myhre, Ingvild	—	1

Total	320	263

Remuneration to Control Committee

	2007	2006

Normann, Kristin	90	90
Ellefsen, Harald	60	60
Skullerud, Terje	60	60
Bratseth, Kjell Ove	60	60

Total	270	270

36 NUMBER OF EMPLOYEES

	Dec. 31, 2007	Dec. 31, 2006

Number of employees	103	100
Number of man-years	100	93

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
38 EVENTS AFTER THE BALANCE SHEET DATE FROM JUNE 28, 2008 TO JANUARY 27, 2009 (UNAUDITED)
Eksportfinans had significant derivative exposure against Lehman Brothers when they filed for bankruptcy on September 15, 2008. However Eksportfinans managed to find new counterparties without incurring any losses.
Eksportfinans’ exposure to Icelandic banks has been monitored closely for the last three years, and several efforts have been made to reduce such exposure. Nevertheless, in connection with banks being placed under Icelandic government supervision in October, Eksportfinans discovered that one of the banks which acted as agent bank and guarantor, had failed to reimburse Eksportfinans for three loans prepaid by loan clients. The total amount not reimbursed to Eksportfinans was NOK 415 million. This has been taken into account in the valuation of the loan. In order to secure its values, Eksportfinans filed a court petition.
On October 24, 2008, Standard & Poor’s changed its outlook for Eksportfinans from stable to negative (Rating: AA+). On December 16, 2008, Moody’s downgraded Eksportfinans to “Aa1” with negative outlook from “AAA” with negative outlook. On January 9, 2009 Fitch Ratings downgraded Eksportfinans’ Long-term Issuer Default Rating to “AA” from “AAA”.
On November 26, 2008, Eksportfinans entered into an agreement with the Norwegian Government. The agreement establishes that the Government will provide funding to Eksportfinans in the coming two years for financing of new export projects that qualify under the OECD Consensus Agreement for export financing (the CIRR scheme). The funding from the Government will have a maturity of up to 5 years. The Government expresses that given reasonable preconditions, the need for financing under the agreement may be around NOK 50 billion.
The agreement with the Government is aimed particularly at export credits, and does not include a specific solution for Eksportfinans’ subsidiary Kommunekreditt Norge AS. Eksportfinans wishes to focus on export financing to a larger extent going forward, and will therefore consider selling the subsidiary given an acceptable price. The agreement with the Government is subject to approval by shareholders representing at least 2/3 of Eksportfinans’ shareholding, by the Norwegian Parliament (the Storting), and by the European Free Trade Association Surveillance Agency.
For the nine months ended September 30, 2008 Eksportfinans reported a loss of NOK 180 million.

SIGNATURES
     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EKSPORTFINANS ASA

By:	/s/ GISELE MARCHAND

Gisele Marchand
President and
Chief Executive Officer
Dated: January 27, 2009