Form 20-F
period 2008-12-31
EKSPORTFINANS ASA
filed 2009-06-10
CIK 700978

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Tel: 011 47 2201 2201
Fax: 011 47 2201 2202
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
|
Floating Rate USD Notes due 2009	New York Stock Exchange
5.500% USD Notes due 2017	New York Stock Exchange
Strategic Accelerated Redemption Securities Linked to the S&P 500 Index due 2011	NYSE Arca
Accelerated Return Notes Linked to the S&P 500 Index due 2010	NYSE Arca
Accelerated Return Notes Linked to the MSCI EAFE Index due 2010	NYSE Arca
Accelerated Return Notes Linked to the S&P MidCap 400 Index due 2010	NYSE Arca
Strategic Accelerated Redemption Securities Linked to the MSCI Brazil Index due 2011	NYSE Arca
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
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐
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
15 Year Callable Range Notes due 2022
15-Year Callable Range Notes due 2022
20-Year Callable Leveraged CMS Spread due 2027
30-Year Callable Zero Coupon Notes due 2037
10-Year LIBOR Range Accrual Note due 2018
2 Year FX Basket Note due 2010
95% Capital Protected Notes Based on the Value of a Basket of Two Equity Indices and a Commodity Index due 2013
Enhanced Growth Securities linked to the S&P 500® Index due 2009
Access Securities with linked to the S&P 500® Index due 2009

5-Year SIFMA/LIBOR Range Accrual Notes due 2013
Enhanced Growth Securities linked to the NASDAQ-100 Index® due 2009
3-Year Curve Trade due 2011
10-Year CMS Range Accrual Note due 2018
Callable Access Securities linked to the Financial Select Sector SPDR Fund 2013
100% Principal Protected Currency-linked Notes with 12.00% Contingent Minimum Payment due 2011
10-Year CMS Range Accrual Note due 2018
Enhanced Growth Securities linked to the S&P 500® Index due 2009
100% Principal Protected Emerging Market Currency-linked Notes due 2010
10-Year LIBOR Range Accrual Note due 2018
100% Principal Protected Commodity-linked Notes due 2013
Buffered Underlying Securities linked to a Basket of Indices due 2010
Leveraged Upside Securities linked to the Deutsche Bank X-Alpha USD Excess Return® Index due 2013
30-Year CMS minus 10-Year CMS Range Accrual Notes due 2018
Absolute Return Range Notes linked to the S&P 500® Index due 2009
Enhanced Growth Securities linked to the S&P 500® Index due 2009
15-Year EUR CMS Spread Range Notes Callable after 6 Months due 2023
250% Access Securities linked to the MSCI EAFE ® Index due 2010
590% Access Securities linked to the S&P 500® Index due 2010
Bullish Asian Currency-linked Notes due 2010
2.81% Notes due 2009
Total Return Index linked Note linked to the S&P® GSCITM Total Return Index (Non-principal Protected) due 2009
14.50% Reverse Convertible Notes linked to Monsanto Company due 2009
Enhanced Growth Securities linked to the S&P 500® Index due 2009
Access Securities linked to the Dow Jones Industrial AverageSM due 2010
Absolute Return Range Notes linked to S&P 500 Index due 2009
Absolute Return Range Notes linked to the iShares® MSCI EAFE Index Fund due 2010
Commodity Napoleon Notes due 2009
95.00% Principal Protected BRIC Currency-linked Notes due 2009
10.00% Reverse Exchangeable Notes linked to Apple Inc. due 2009
12 Month Asian FX Bull Notes due 2009
Absolute Return Range Notes linked to the S&P 500® Index due 2009
12 Month 98% Principal Protected Asian FX Bull Note due 2009
20-Year Callable Corridor Note linked to the 6 month USD-LIBOR-BBA due 2028
Enhanced Growth Securities with linked to the S&P 500® Index due 2011
Absolute Return Range Notes linked to the iShares Russell 2000 index Fund due 2009
Auto-Callable Securities Based on the Value of the Financial Select Sector SPDR Fund due 2011
Absolute Return Trigger Notes linked to the S&P 500® Index due 2009
100% Principal Protected Currency-linked Notes due 2011
Access Securities with Buffered Downside linked to the iShares Russell 2000 Index Fund due 2009
Absolute Return Range Notes linked to the S&P 500® Index due 2009
Equity Index-linked Notes linked to the S&P® Homebuilding Select IndustryTM Index due 2010
100% Principal Protected Currency-linked Notes due 2011
Enhanced Growth Securities linked to the S&P 500® Index due 2010
Absolute Return Range Notes linked to the S&P 500® Index due 2010
One Year Floating Rate Notes due 2009
Performance Securities linked to the Deutsche Bank Balanced Currency Harvest (USD) Index due 2011
Absolute Return Range Notes Linked to the S&P 500® Index due 2010
Enhanced Growth Securities with Initial Index Level Reset Linked to the S&P 500® Index due 2010
Enhanced Participation Note linked to the MSCI EAFE Index due 2009
Enhanced Participation Note linked to the S&P 500® due 2009
Exchange Commodity Index linked to AIG due 2009
Exchange Commodity Index linked to S&P GSCI due 2009
Access Securities linked to the S&P 500® Index due 2010
Access Securitisation linked to Midcap SPDR Trust Series 1 due 2010
Enhanced Growth Securities with Leveraged Upside and Buffered Downside linked to the iShares Russell 2000 Index Fund due 2010.
Enhanced Participation Note linked to the S&P 500® Index x2 due 2010
Equity Index linked note linked to S&P 500® Index due 2010
Performance Leveraged Upside Securities (PLUS) based on the PHLX Oil Service Sector Index due 2009
Performance Leveraged Upside Securities (PLUS) based on the S&P 500® Index due 2009
Principal Protected Exchangeable Notes linked to a Basket of 30 Common Stocks due 2038
Exchangeable Commodity linked Notes due 2009
Enhanced Growth Securities linked to the S&P 500® Index due 2010

Dow Jones—AIG Commodity IndexSM— Total Return linked Notes due 2009
Dow Jones—AIG Commodity IndexSM— Total Return Linked Notes due 2009
S&P Goldman Sachs Commodity IndexTM—Total Return linked Notes due 2009.
Principal Protected Exchangeable Notes linked to Mastercard due 2038
$16,500,000.00 Exchangeable Commodity Index linked to GSCI Notes due 2009
S&P Goldman Sachs Commodity IndexTM—Total Return linked Notes due 2009
Basket Linked Notes linked to the S&P 500® Index, MSCI EAFE Index and Shares of the iShares® MSCI
Emerging Markets Index Fund due 2010
Equity Index-Linked Notes inked to the S&P® Index due 2010
Equity Index-Linked Notes inked to the MSCI EAFE Index due 2010
Enhanced Growth Securities linked to the S&P 500® Index due 2010.
Enhanced Return Note Linked to an Equally Weighted Basket of 18 Common Stocks due 2010
Equity Index-Linked Notes linked to the MSCI EAFE Index due 2010
S&P Goldman Sachs Commodity Index — Total Return linked Notes due 2009
Exchangeable Commodity Index linked Notes due 2009
Exchangeable Commodity Index linked Notes due 2009
Exchangeable Commodity Index linked Notes due 2009
Enhanced Growth Securities linked to the Dow Jones Industrial Average Index due 2011
Exchangeable Commodity Index linked to the S&P Notes due 2010
Exchangeable Commodity Index linked to the DJAIG linked Notes due 2009.
Basket Linked Notes linked to MSCI EAFE index & shares of the ishares MSCI Emerging Markets Index Fund due 2011
15.00% Reverse Convertible Notes linked to Exxon Mobil Corporation due 2009
S&P Goldman Sachs Commodity Index -Total Return linked Notes due 2010
Enhanced Yield Securities linked to the common stock of General Electric Company due 2009
Enhanced Growth Securities linked to the S&P 500® Index due 2010.
Enhanced Yield Securities linked to the Common Stock of SPDR Trust, Series 1 2009
Equity Index-Linked Notes linked to the S&P 500® Index due 2011
Equity Index-Linked Notes linked to the MSCI EAFE Index due 2012
Commodity Index Linked Notes linked to the S&P GSCI Official Close Index Total Return due 2010.
DJ-AIG Index linked Exchangeable Commodity Note due 2010
S&P Goldman Sachs Exchangeable Commodity Index Linked Note due 2010
Real Return Notes Barrier Rebate Notes due 2011
Enhanced Return Note Linked to an Equally Weighted Basket of 18 Common Stocks due 2010.
Commodity Note Linked to the Merrill Lynch Commodity Index eXtra B 04 Total Return due 2010
Enhanced Growth Securities linked to the S&P 500® due 2010
Enhanced Growth Securities linked to the S&P 500® due 2010
Commodity Linked Note due 2010
Bear Market Strategic Accelerated Redemption Securities linked to the S&P 500® Index due 2010
Bear Market Strategic Accelerated Redemption Securities linked to the Consumer Discretionary Select Sector Index due 2010
Exchangeable Commodity Index linked Notes to S&P 500® due 2010
Enhanced Growth Securities linked to the S&P 500® Index due 2010
Enhanced Growth Securities with linked to the iShares MSCI EAFE Index Fund due 2011
Exchange Traded Fund-linked Notes linked to the iShares® MSCI® Emerging Markets IndexSM Fund due 2010
Bear Stars linked to Dow Jones EURO STOXX 50 Index due 2010
Enhanced Growth Securities linked to the iShares MSCI EAFE Index Fund due 2011
Enhanced Growth Securities linked to S&P 500® Index due 2011
Accelerated Return Note Linked to the S&P 500® Index due 2010
Strategic Accelerated Redemption Securities linked to the S&P 500® Index due 2011
Accelerated Return Note linked to the Dow Jones — AIG Commodity Index — Excess Return due 2010

Accelerated Return Note linked to the MCSI EAFE Index due 2010
PLUS Based Notes on the Value of the S&P 500® Index due June 21, 2010
Accelerated Return Notes Linked to the Rogers International Commodity Index Excess Return due 2010
Strategic Accelerated Redemption Securities linked to the MSCI Brazil Index due 2011
Accelerated Return Note linked to the S&P 400 Midcap Index due 2010
Bear Market Strategic Accelerated Securities linked to S&P 500® Index due 2010
Principal Protected BRIC Currency linked Notes due 2012
Enhanced Yield Securities linked to the Alcoa, Inc., Chesapeake Energy Corporation, E.I. du pont de Nemours and Company, freeport McMoran Copper & Gold Inc. due 2009

Page
Item 16F. Change in Registrant’s Certifying Accountant	70
Item 16G. Corporate Governance	70
PART III	71
Item 17. Financial Statements	71
Item 18. Financial Statements	71
Item 19. Exhibits	71
Signatures	73
Exhibit 1.1
Exhibit 2.1
Exhibit 4.1
Exhibit 4.2
Exhibit 4.3
Exhibit 4.4
Exhibit 4.5
Exhibit 4.6
Exhibit 7.1
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
EX-4.4
EX-4.6
EX-7.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-15.1

FORWARD-LOOKING STATEMENTS
     Except for historical statements and discussions, statements contained in this annual report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). Any other document of Eksportfinans ASA filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “hope”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, or “continue” or similar terms.
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
     Actual results, performance or events may differ materially from those in such statements due to, without limitation:
•	changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate,

•	our sale of Kommunekreditt Norge AS,

•	foreign exchange rate and interest rate fluctuations,

•	volatility in the international financial markets,

•	volatility in the fair value of our financial assets and liabilities,

•	changes in our credit ratings,

•	the ability of counterparties to meet their obligations to us,

•	the effects of, and changes in, fiscal, monetary, trade and tax policies,

•	operational factors such as systems failure, human error, or the failure to properly implement procedures,

•	the effects of changes in laws, regulations or accounting policies or practices, and

•	various other factors beyond our control.
     The foregoing list of important factors is not exhaustive.
     For further discussion of these and other factors, see Item 3.D. “Risk Factors”, Item 4. “Information on the Company”, Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk”.
     All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified by these discussions.
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
     For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (U.S. dollars, $ or USD) in this annual report have been made at the rate of NOK 6.9756 = $1.00 ($0.1434 = NOK 1.00), the noon buying rate of the Federal Reserve Bank of New York on December 31, 2008. On June 5, 2009, such rate was NOK 6.3985 = $1.00 ($0.1563 = NOK 1.00).

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
     For further information on exchange rates, see Item 3.A. “Selected Financial Data — Exchange Rates”.
PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
Item 3. KEY INFORMATION
     A. SELECTED FINANCIAL DATA
     The following income statement and balance sheet data, expressed in NOK, have been selected from our audited consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006.
     We prepare our financial statements in accordance with International Financial Reporting Standards as promulgated by the IASB (IFRS). Prior to 2007, we prepared our financial statements in accordance with accounting principles generally accepted in Norway (Norwegian GAAP) (although figures for 2006 have also been prepared under IFRS for comparative purposes). Our financial information as of and for the years ended December 31, 2005 and 2004 was prepared under Norwegian GAAP, cannot be provided on a basis restated in accordance with generally accepted accounting principles in the United States without unreasonable effort and expense, and has therefore been omitted.
     The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006 and the notes thereto included elsewhere herein.

INCOME STATEMENT DATA
Year ended December 31,

	2008	2008	2007	2006
	(USD millions)
	(except as	(NOK millions)
	indicated)	(except as indicated)

Interest and related income on loans and receivables due from credit institutions	242	1,690	1,359	878
Interest and related income on loans and receivables due from customers	944	6,586	4,450	2,488
Interest and related income on securities	556	3,877	3,077	1,967
Other interest and related income	15	102	41	20

Total interest and related income	1,757	12,256	8,927	5,353
Interest and related expenses on commercial paper and bond debt	1,582	11,033	8,180	4,733
Interest and related expenses on subordinated debt	7	49	71	65
Interest and related expenses on capital contribution securities	5	36	40	38
Other interest and related expenses	10	69	74	58

Total interest and related expenses	1,604	11,187	8,366	4,894

NET INTEREST INCOME	153	1,068	561	459

Commissions and income related to banking services (1)	—	2	4	6
Commissions and expenses related to banking services	6	40	7	7
Net gains/(losses) on financial instruments at fair value	549	3,828	(588)	(69)
Other income	1	7	8	6

NET OTHER OPERATING INCOME	544	3,796	(584)	(65)

TOTAL INCOME	697	4,864	(23)	394

Salaries and other administrative expenses	24	170	152	145
Depreciation	3	20	22	19
Other expenses	2	15	12	13

TOTAL OPERATING EXPENSES	29	204	187	177

Impairment charges on loans	—	—	—	—

PRE-TAX OPERATING PROFIT/(LOSS)	668	4,660	(210)	217

Taxes	187	1,305	(61)	58

PROFIT(LOSS) FOR THE YEAR	481	3,355	(149)	159

Dividends paid (2)	—	—	219	115
Shares outstanding at December 31, (number of shares)	263,914	263,914	151,765	151,765

PER SHARE DATA (thousands of USD/NOK) (unaudited):
Profit/(loss) for the year	1.82	12.71	(0.98)	1.05
Dividends proposed (2)	—	—	—	1.44
Ratio of earnings to fixed charges (3) (unaudited)	1.42	1.42	0.97	1.04

BALANCE SHEET DATA
As of December 31,

	2008	2008	2007	2006
	(USD millions)
	(except as	(NOK millions)
	indicated)	(except as indicated)

ASSETS
Loans and receivables due from credit institutions	5,188	36,188	27,334	21,408
Loans and receivables due from customers	16,164	112,751	98,777	78,954
Securities	15,502	108,138	80,133	63,920
Financial derivatives	3,913	27,294	9,744	6,978
Deferred tax asset	—	—	79	—
Intangible assets	4	27	27	25
Property, equipment and investment property	31	217	222	224
Other assets	1,761	12,287	2,404	857

TOTAL ASSETS	42,563	296,901	218,720	172,365

LIABILITIES
Deposits by credit institutions	47	327	324	47
Commercial paper debt	4,818	33,609	31,277	6,049
Bond debt	32,317	225,431	175,038	154,506
Financial derivatives	2,633	18,368	6,935	5,302
Taxes payable	42	291	122	99
Deferred tax liabilities	133	931	—	104
Other liabilities	1,190	8,298	360	950
Provisions	12	84	65	57
Subordinated debt	274	1,909	1,379	1,604
Capital contribution securities	64	445	559	618

Total liabilities	41,530	289,693	216,058	169,336

SHAREHOLDERS’ EQUITY
Share capital	397	2,771	1,594	1,594
Share premium reserve	25	177	162	162
Other equity	611	4,260	906	1,273

Total shareholder’s equity	1,033	7,208	2,662	3,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	42,563	296,901	218,720	172,365

FINANCIAL RATIOS/OPERATING STATISTICS (unaudited)
Return on average equity (4)	67.98%	67.98%	(5.44%)	5.30%

Dividend (as a percentage of share capital)	—	—	—	13.70%
Return on assets (5)	0.41%	0.41%	0.29%	0.29%
Ratio of operating and administrative expenses to average assets	0.08%	0.08%	0.09%	0.11%

BALANCE SHEET STATISTICS (unaudited)
Capital adequacy	11.60%	11.60%	9.55%	12.20%
Public sector share of total loans as borrowers/guarantors (6)	48.90%	48.90%	56.80%	60.80%
Of which municipalities and counties	35.65%	35.65%	48.99%	52.83%
Total loans outstanding/ total assets	46.89%	46.89%	57.01%	57.47%

(1)	Includes income on guarantees. For further details, see note 32.3 to our audited consolidated financial statements in Item 18.

(2)	The dividend per share amount for each year represents the distribution out of net income (profit/(loss) for the year) proposed by the Board of Directors for that year. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders of Eksportfinans. The proposed dividend for each year was approved at the annual general meeting of Eksportfinans held during the following year and was paid in such following year.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income (profit/(loss) for the year) plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses. The ratio of earnings to fixed charges had a deficit in 2007 of NOK 210 million (USD 39 million), driven by the impact of reduced market values of our investments in securities in the Liquidity Portfolio (as defined below). For further details, see Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.

(4)	Profit for the period divided by average equity. Average equity is calculated as the average of starting and ending equity.

(5)	Net interest income for the period divided by average assets. Average assets is calculated as the average of starting and ending balance.

(6)	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (the Guarantee Institute) as borrowers or guarantors) to total lending.
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
     The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end
2004	6.4682	6.7444
2005	6.7241	6.0794
2006	6.3582	6.2287
2007	5.8109	5.4310
2008	5.6366	6.9756
     The following table sets forth the high and low noon buying rates for the periods shown :

	High	Low
December 2008	7.2848	6.6216
January 2009	7.2087	6.6827
February 2009	7.0474	6.6179
March 2009	7.2778	6.3130
April 2009	6.8380	6.5398
May 2009	6.5461	6.3139
June 2009 (through June 5)	6.3985	6.1871
     The noon buying rate on June 5, 2009, was NOK 6.3985 = $1.00 ($0.1563 = NOK 1.00).
     B. CAPITALIZATION AND INDEBTEDNESS
     Not applicable.
     C. REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.
     D. RISK FACTORS
     Negative developments in the Norwegian export industry, which has benefited significantly from high oil prices from 2004 through the first nine months of 2008, and in the Norwegian economy may decrease the volume of export loans and harm our business.
     If there were a decrease in demand for products and goods exported from Norway, Norwegian exporters who fund their export credits through Eksportfinans may decrease or discontinue their use of Eksportfinans’ services. This would have an adverse effect on our ability to generate revenue through the disbursement of new loans through our export credit lending business. The same would be the case if major exporters who normally fund their export credits through Eksportfinans were to move the production of their goods and services out of Norway. Our export lending business has benefited from high oil prices inducing high demand for oil rigs, ships, jack up equipment, and other oil-related equipment. Following comparatively high oil prices from 2004 through the first nine months of 2008, oil prices have recently declined significantly, and we have seen a decrease in applications for oil-related projects. Continuing low oil prices over a period of time may therefore have a negative impact on our business.
     Falling market interest rates may have a negative effect on our business and financial position.
     Market interest rates in the main markets in which we conduct business have been rising, making Commercial Interest Reference Rate (CIRR) loans relatively more attractive to borrowers than market interest rates. This has in the past boosted demand to borrow from Eksportfinans under the 108 Agreement, described below, which is based on CIRR rates. Falling market interest rates may on the other hand considerably reduce the demand for CIRR loans, especially in relation to the two main currencies (NOK and USD) in which we make loans. Because we are the only provider of government-supported CIRR loans in Norway, this could have a negative effect on the financial position of Eksportfinans.

     Events in the credit markets may decrease liquidity, increase our borrowing costs or make us uncompetitive, each of which would reduce our earnings.
     In 2008, the global financial crisis caused credit spread widening in the international funding markets, with spreads on Eksportfinans’ outstanding debt widening considerably in line with the market and long-dated funding becoming more expensive, particularly in the second half of the year. Although Eksportfinans issued two EUR benchmarks and one CHF benchmark in the first half of 2008, and funded itself in the U.S. and European structured medium-term note markets for the rest of the year, Eksportfinans issued no benchmark transactions in the second half of 2008 and only one CHF benchmark in the first half of 2009.
     If the disruptions in the international capital markets should continue and liquidity should become more scarce, it may become necessary for us to offer further increased interest rates in the capital markets in order to obtain financing or we may not be able to obtain the levels of funding necessary to continue our business at historical levels or otherwise at the level we desire. We may not be able to pass on all of these increased interest costs to our borrowers, or our lending volumes may decrease as potential borrowers choose not to proceed with projects based on increased borrowing costs. In addition, the Company must compete with domestic and foreign financial institutions in the capital markets for financing and if the increase in our financing cost were higher than the increase experienced by our competitors, it could make us uncompetitive. Competition could raise the cost of financing to the Company by forcing it to offer higher interest rates in order to attract investors. Increased cost of funding may result in lower margins on loans extended by the Company and on its investments. Any decrease in the average interest income on the Company’s assets relative to the average interest expense on its liabilities will reduce the Company’s net income. In addition, hedging and other risk management strategies may not be effective when markets are experiencing extreme, unanticipated or disrupted conditions. Any of these factors would likely lower the Company’s profit margins and earnings and negatively affect the Company’s business and results of operations.
     We have experienced significant unrealized gains and losses in our Liquidity Portfolio, and may continue to experience volatility in our results.
     The situation in the international credit markets throughout 2008 and continuing in 2009 negatively influenced the mark-to-market value of our Liquidity Portfolio (as described in Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”). However, in early 2008 shareholders representing 99.5% of Eksportfinans’ shares signed the Portfolio Hedge Agreement whereby they undertook to hedge against further market value declines in the Liquidity Portfolio as it existed on February 29, 2008 (the PHA Portfolio) up to an amount of NOK 5 billion (of which an amount of NOK 2.6 billion had been utilized by year end). Following entering into the Portfolio Hedge Agreement the Company set up a new liquidity portfolio, which is referred to as the “Liquidity Reserve Portfolio”. The Liquidity Reserve Portfolio does not benefit from the Portfolio Hedge Agreement. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement” and notes 5, 14 and 32.4 to our audited financial statements in Item 18. Continuing market disruptions could mean a further widening of credit spreads and further decreases in the market values of our Liquidity Reserve Portfolio, resulting in additional unrealized losses. In addition, it is difficult to measure the value of securities accurately in volatile markets. Changes in fair values of other financial instruments, such as our own bond debt, may also lead to volatility in results.
     Our hedging strategies may not prevent losses.
     The Company is constantly attempting to manage interest rate risk, currency risk and other market-related risks. The Company seeks to reduce liquidity risk and credit risk through monitoring the mismatch in the maturity profiles of our assets and liabilities and setting what it considers to be prudent limits. However, our hedging strategies and other risk management techniques may not be effective in all markets or against all types of risks, especially in extreme, unanticipated or disrupted market conditions. If any of the variety of instruments and strategies the Company uses to economically hedge its exposure to these various types of risk is not effective, including for such reasons as human error, the Company may incur losses. In addition, the Company may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.
     Reduced differences in swap spreads may reduce our interest margins.
     The majority of loans extended by the Company are floating rate loans. The Company funds its business activities through the international capital markets mainly by issuing fixed-rate and structured debt and swapping it into floating-rate liabilities in Norwegian kroner, euro or U.S. dollars (the Company’s base currencies). Reduced differences between the new issue spreads to Treasuries and the swap spreads, all other things being equal, would be expected to have a negative impact on the Company’s earnings.
     Increasing competition may adversely affect our income and business.
     Competition in the Company’s business is based on service, product innovation, product features, price and interest rate, commission structure, financial strength and name recognition. The Company competes with a large number of other credit institutions, including domestic and foreign banks. Some of these institutions have government guarantees, which decrease their funding costs, and offer a broader array of products, have more competitive pricing and may have greater financial resources with which to compete. Increasing competition may have significant negative effects on the Company’s results if the Company is unable to match the pricing, products or services of its competitors.
     Recent and further ratings downgrades of Eksportfinans may increase our funding costs and substantially reduce our earnings.
     98% of the Company’s capital requirements are met through the issuance of securities, primarily in the international capital markets. As a result, the Company is dependent on access to the international capital markets. The cost and availability of financing is generally dependent on the Company’s credit ratings.
     Towards the end of 2008 Moody’s Investors Service Ltd. (Moody’s) downgraded the Company’s long-term ratings from Aaa to Aa1 and affirmed a negative outlook. The downgrade and negative outlook reflects the uncertainty related to a potential change in the Company’s business structure and financial position given that the Company stated its intention to divest Kommunekreditt to focus on export lending. Standard & Poor’s (S&P) changed the outlook on the Company’s AA+ rating to negative from stable reflecting the risk that the Company’s stand-alone credit quality will deteriorate if the Company loses most of its outstanding claim on Glitnir hf. In the beginning of 2009 Fitch Ratings (Fitch) downgraded the Company to AA stable from AAA. The downgrade reflected Fitch’s view that, given the extreme market conditions and compared to the drastic measures taken by governments in other countries, the support and signals the Company has received from the Norwegian Government, although substantial, are no longer compatible with a AAA rating. On May 7, 2009, as a result of Eksportfinans having signed an agreement for the sale of Kommunekreditt Norge AS, S&P placed its AA+ long term and A-1+ short-term counterparty credit ratings on Eksportfinans on CreditWatch with negative implications. The placement on CreditWatch reflected S&P’s expectation that Eksportfinans, after the prospective divestment of Kommunekreditt, will have a significantly narrower business profile as a monoline entity focusing on export financing.
     The Company’s credit rating depends on many factors, some of which are outside of our control. If the Company were to receive further downgrades in its credit rating, it may become necessary to offer increased interest rates in the capital markets in order to obtain financing, which would likely substantially lower the Company’s profit margins and earnings and negatively affect the Company’s business and results of operations.
     Eksportfinans is largely dependent on credit ratings from the major credit rating agencies when accepting banks as guarantors for its loans and when making investments.
     Eksportfinans relies on credit ratings and analyses from the major rating agencies (Moody’s, S&P and/or Fitch) to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio. Exposure limits are also based on the credit ratings of guarantors and borrowers. These credit ratings do not fully reflect the true risk of a counterparty, and we may therefore be exposed to unanticipated losses. For example, since the beginning of the current financial turbulence, market risk arising from investments in bonds has been significantly higher than corresponding ratings would suggest, resulting in mark-to-market losses despite high and stable ratings. Further, in certain instances our valuation estimates are dependent on credit ratings. As described in note 4 to our audited financial statements in Item 18, credit spreads for guaranteed export loans are adjusted upon significant changes in the credit rating for the guarantor since loan origination date. If these credit ratings do not fully reflect the counterparty credit risk, we may face risk of errors in fair value measurement. For further information, refer to note 4 to our audited financial statements in Item 18.
     Our derivatives counterparties or guarantors for loans may not honor their contracts.
     The Company uses derivative instruments to hedge market risk and manage the return on its investments. The Company’s derivative strategies employ a variety of instruments, including foreign exchange forwards, foreign currency swaps and interest rate swaps. Our derivatives counterparties may not honor their contracts. For example, certain entities within the Lehman Brothers group filed for bankruptcy on September 15, 2008, at which time Eksportfinans had derivatives contracts with certain of these entities in a nominal amount of USD 1.7 billion, resulting in significant unhedged positions. Although these swaps were renewed with new swap counterparties without a loss for Eksportfinans, it may not always be possible to re-hedge such positions.
     In addition, approximately 88% of the outstanding export loans made by Eksportfinans are secured by guarantees. As of December 31, 2008, 20% of the Group’s total loans (29.2% of export loans) were guaranteed by Norwegian banks. Of that amount, guarantees issued by DnB NOR Bank ASA supported approximately 20% of total loans (33.9% of export loans). Further, the Company has entered into the Portfolio Hedge Agreement with its shareholder banks, including DnB NOR. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.
     A failure by one or more counterparties or guarantors to honor the terms of its derivatives contract with or the guarantees in favor of the Company could have an adverse effect on the business, results of operations and financial condition of the Company.

     Errors in estimates and judgments can have a significant impact on our income statement.
     The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities in the next financial year. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, but may be in error nevertheless. Eksportfinans uses valuation techniques and theoretical models using market information to determine the value of its loans, the PHA Portfolio, its Liquidity Reserve Portfolio, financial liabilities and certain other financial instruments. These estimates are calibrated against industry standards, economic models and observed transaction prices, but are nevertheless based on significant assumptions and estimates as described in note 4 to our audited financial statements in Item 18. The Company uses quoted prices where available. If recent transactions are not available for the particular item, the Company uses quotes for similar assets or model valuations. Since Eksportfinans has adopted the fair value option for the majority of its financial assets and liabilities, changes to assumptions or estimated levels can significantly impact the fair value of an instrument as reported and have a significant impact on the income statement. For further information, see note 4 to our audited financial statements in Item 18.
     Operational risks are inherent in Eksportfinans’ business.
     Operational risk and losses can result from fraud, errors by employees, failure to document transactions properly, equipment failures, loss of key personnel, inability to act upon changes in accounting policies and other factors. Our efforts to mitigate these risks may not be sufficient to prevent losses.
     Eksportfinans’ performance is largely dependent on the talents and efforts of highly skilled individuals. There can be no assurance that Eksportfinans will be able to attract and retain such personnel.
     From time to time we are faced with regulatory and accounting changes that affect our business and our financial statements. An inability to comply with current or proposed legislation increases the risk that Eksportfinans’ reputation will be damaged. A significant change to the regulatory framework may have an impact on Eksportfinans’ results of operations.
     Operational risk is reduced through extensive internal control routines and documentation procedures promulgated in accordance with the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act) and the requirements of Norwegian law. However material weaknesses in our internal controls may be identified in the process of complying with the requirements of the Sarbanes-Oxley Act relating to internal controls over financial reporting, and our reputation may be impaired and further expense and management resources may be required to rectify such weaknesses.
     As a result of the sale of the Kommunekreditt business, Eksportfinans’ financial situation may be further exposed to cyclical changes in Norwegian export industries.
     On May 7, 2009, Eksportfinans entered into an agreement to sell Kommunekreditt Norge AS, its wholly-owned subsidiary that conducts lending activities to Norwegian municipalities and counties. As a result of the loss of diversification in lending provided in recent years by our municipality lending, the sale of Kommunekreditt will further expose Eksportfinans to the cyclical nature of the export business, which for periods of time may have lower demand for export credits with negative effects for the financial position of Eksportfinans. For further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending”.
     A decision by the Norwegian Government to discontinue government support of export loans or terminate or seek to modify its agreements with Eksportfinans could have a detrimental effect on our income and business.
     Eksportfinans is, through an agreement with the Norwegian Government referred to as the “108 Agreement”, the exclusive provider of government-supported export credits in Norway. In return, the Norwegian Government makes payments to Eksportfinans sufficient to offset any interest and foreign exchange losses relative to certain reference points set forth in the 108 Agreement that occur in connection with Eksportfinans’ foreign currency loans, borrowings and NOK transactions related to such lending. Conversely, if Eksportfinans realizes any interest or foreign exchange gain in connection with its foreign currency lending, borrowing or related transactions, it must pay such gain to the Norwegian Government. The 108 Agreement has no set expiration date, but provides that either party may ask for discussions if the agreement does not fulfill that party’s expectations and that each of the parties may with six months’ notice terminate the agreement with respect to future commitments. The 108 Agreement will remain effective until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled. In 2006, the Ministry of Trade and Industry (the Ministry) initiated a review of the 108 Agreement. The Ministry and Eksportfinans agreed on some technical and compensatory amendments on July 6, 2007. However a more general review of the Norwegian Government’s support for export credits was initiated in early 2008. The purpose of this review was for the Norwegian Government to determine whether to continue the support as it currently does, completely discontinue such support or continue on a different scale with a different organization and/or different terms and conditions. This general review was put on hold during the fall of 2008 as a consequence of the global financial crisis and the need for Eksportfinans as a public vehicle for providing export credits. Since the arrangement significantly assists in securing Eksportfinans’ business and revenues, if it were to be unfavorably amended or terminated, Eksportfinans’ profit margins, income and business would be adversely affected.

     In order to help ensure that the Norwegian export industry has access to long-term financing of their projects in a turbulent market situation, Eksportfinans entered into an agreement with the Norwegian Government on November 26, 2008 whereby the Norwegian Government will provide funding to Eksportfinans through 2010 for financing of new export projects that qualify under the OECD Consensus Agreement for export financing. The funding from the Norwegian Government will have a maturity of up to 5 years. The Norwegian Government expressed that given reasonable conditions, the need for financing under the agreement may be around NOK 50 billion during the period covered by the agreement. For further details, see Item 7.B. “Related Party Transactions — Funding Agreement with the Norwegian State”.
     A reduction or termination of government supported loans by the Norwegian Government or other governmental support would have a negative effect on the Company’s ability to remain competitive and would negatively affect profit margin, income and business. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — General” and “ — Arrangement with the Norwegian Government” and Item 7.B. “Related Party Transactions — Funding Agreement with the Norwegian State”.
     We are exposed to various concentrations of risk.
     Credit risk concentration may arise from trading, investing and financing activities, and may be affected by economic, industrial or political factors. While the Group is exposed to many different counterparties and industries, it executes a high volume of transactions with, and has aggregate risk exposures of a high value with, counterparties in the financial services industry, such as brokers, dealers, commercial banks and institutional clients. This results in a significant credit concentration with respect to the financial industry generally and to certain financial institutions in particular.
     A significant part of the Company’s business consists of lending to the maritime sector, such as rig and ship building financing. Loans to this sector are fully guaranteed by banks or the Guarantee Institute.
     The Company has exposure to the municipality sector through its subsidiary Kommunekreditt. Upon the sale of Kommunekreditt, Eksportfinans will purchase from Kommunekreditt a portfolio of approximately NOK 11 billion of loans made to the municipality sector, and will provide funding of approximately NOK 41 billion through September 2011 to Kommunekreditt, which will become Eksportfinans’ largest debtor. Accordingly, Eksportfinans will continue to have a significant amount of both direct and indirect credit exposure to Norwegian municipalities. Because Norwegian municipalities cannot by law be declared bankrupt, we believe the risk related to the concentration to the municipality sector is low, although there can be no assurance of the type and level of such risk. For further information about municipal lending, see Item 4.B. “Business Overview — LOANS — Municipal Lending”.
     In the ordinary course of business, Eksportfinans may be subject to a concentration of credit risk to a particular bank guarantor or bond issuer. For example, DnB NOR guarantees approximately 33.9% of Eksportfinans’ export-related lending. Eksportfinans also has a concentration of market risk related to currency, interest rate and credit spread volatility, which is increasing with general market volatility and the general correlation between markets. If currency, interest rate or credit spread volatility continue to increase or the correlation between different currencies, interest rates or credit spreads increases this may lead to a higher market risk giving more volatile profits.
     Eksportfinans’ own credit risk significantly affects our results.
     Fair value measurements for Eksportfinans’ debt and structured note liabilities take Eksportfinans’ own credit risk into account by discounting cash flows at rates that incorporate Eksportfinans’ currently observable credit spreads. This fair value impact significantly increases volatility in our results. For example, in 2008, we recorded approximately NOK 4.8 billion in unrealized gains in 2008 due to changes in our credit spread, which will be reversed as unrealized losses in the years ahead. For further details, see note 30.7 to our audited financial statements in Item 18.
     We are subject to translation risk on foreign currencies.
     As an international lending institution, the Company is subject to currency risk. At December 31, 2008, approximately 61% of the Company’s risk capital was denominated in Norwegian kroner, with the remaining 39% denominated in other currencies. Because a somewhat higher percentage of the Company’s risk-weighted assets than its risk capital is denominated in other currencies and because there are limitations on the exchange rate used in the translation of risk capital to Norwegian kroner, the Company’s capital ratio is subject to foreign exchange rate fluctuations with respect to Norwegian kroner.
     The Company’s earnings may fluctuate due to currency translations into NOK, and changes in currency exchange rates adverse to the Company would cause a reduction in profits.
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
     Through December 31, 2008, the Company had two reportable operating segments: export lending and municipal lending. Commencing January 1, 2009, Eksportfinans will report three operating segments: export lending, municipal lending and securities. On May 7, 2009, Eksportfinans entered into an agreement to sell Kommunekreditt Norge AS, its municipal lending business. For further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt”.
     Eksportfinans ASA is the parent company and conducts export lending. It has two wholly-owned subsidiaries: Kommunekreditt Norge AS, which conducts municipal lending, and eFunding AS, a Norwegian company that was formed to prepare for the possible commercialization of the eFunding platform.
     In its export lending business, Eksportfinans extends loans to both Norwegian and foreign companies in furtherance of Eksportfinans’ strategy of promoting financing for Norwegian exports and the international operations of Norwegian industry. Eksportfinans provides both commercial loans and government-supported financing. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — General”. Eksportfinans’ loans are supported by or extended against guarantees issued by, or claims on, certain specific types of entities or collateral.
     In its municipal and county lending business, Kommunekreditt extends long term loans to Norwegian local governments. For further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending — General.” Kommunekreditt’s loans to municipalities, counties and municipal companies are not guaranteed or otherwise credit enhanced. Kommunekreditt’s loans to non-municipal companies, however, are extended against guarantees from banks, municipalities or counties. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment” and “Business Overview — LOANS — Municipal Lending — Credit Support, Credit Monitoring and Assessment”.
     B. BUSINESS OVERVIEW
     LOANS
     Export Lending
     General
     Overview. Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. This also includes financing for the purchase of Norwegian-produced ships and capital goods by Norwegian companies operating in the international offshore oil and gas industry. Eksportfinans provides both fixed and floating rate commercial loans and government-supported financing. Since 1978 Eksportfinans has been the exclusive provider of government-supported export credits in Norway.
     Eksportfinans was originally formed to address the need for a specialized institution, jointly owned by the leading Norwegian banks, to render medium and long-term export credits. The recognition of the need for a specialized export credit institution among the Company’s shareholders, including the State and shareholder banks not incorporated in Norway, continues today. Our shareholder banks are typically involved in short-term export credits, e.g. with maturities of less than two years, in which Eksportfinans does not engage. Our shareholder banks do from time to time extend long-term export credits, but in the majority of cases these loans are referred to Eksportfinans, as Eksportfinans may offer more competitive terms for longer-term credit than its shareholders.
     Our principal assets are our loans and investments, which are financed by our equity capital and by borrowings principally in the international capital markets. Our principal source of income is the excess of our interest revenue on our assets over the interest expense on our borrowings. The major Norwegian banks and international banks represented in Norway are active in export lending. We have no reliable data for the Company’s market share of export credits financed by Norwegian institutions. However, as an indication, the Company’s share of loans guaranteed by the Guarantee Institute is nearly 60%. All of the government-supported loans offered by Eksportfinans are fixed-interest loans in accordance with the OECD Arrangement on Guidelines for Officially Supported Export Credits (the OECD Consensus), which are agreed to by most of the member countries of the Organization for Economic Cooperation and Development (the OECD). At the request of the Norwegian Government, Eksportfinans may also from time to time provide other types of government-supported financing, although currently no such loans are outstanding.

     As shown in the chart in Item 4.B. “Business Overview — LOANS — Company — Analysis of Loans — Credit Support, Credit Monitoring and Assessment”, a significant portion of the Eksportfinans loan portfolio is supported by guarantees (approximately 75% of the export-related balance as of December 31, 2008). The remaining export-related loans outstanding as of December 31, 2008 are supported by pledges on cash deposits with banks (13%) or represent loans to banks that are qualified by their creditworthiness to act as guarantors (12%).
     In the years ended December 31, 2008, 2007 and 2006, Eksportfinans experienced a significant increase in applications for loans. Typically, applications for loans are filed with Eksportfinans at a very early stage of the relevant project. Often it takes from one to two years from the inception of a project until the loan can be disbursed. For further details, see Item 4.B “Business Overview — LOANS — Export Lending — Types of Financing”.
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
     All government-supported export loans made by Eksportfinans have been made at fixed rates of interest according to the OECD Consensus terms, described below. Commercial export loans may be made at either fixed or floating rates. Most have been made at floating rates, often with an option permitting the borrower to convert to a fixed rate. The commercial fixed rate is determined by Eksportfinans according to prevailing market terms when the option is exercised.
     Government-Supported Loans. Norway is a member of the OECD and adheres to the OECD Consensus. The terms of the OECD Consensus vary according to the importing country’s gross national product and per capita income, and establish, among other things, minimum interest rates, required down payments and maximum loan maturities applicable to government-supported export financing. The OECD Consensus permits lower interest rates and longer maturities to be offered to poorer nations and prohibits subsidized loans to industrialized countries. The OECD Consensus provides that each government-supported loan entered into after July 1995 must bear interest at a rate equal to the CIRR applicable to the currency and maturity of the loan. The OECD periodically reviews and, if necessary, adjusts CIRRs. The CIRRs represent a reduction in the extent of interest subsidies previously available for export credits. We believe the extent of such government support is likely to be further reduced in the years to come. The OECD regularly reviews the system of government-supported export credits.
     Many OECD countries provide financing on the basis of the OECD Consensus, and an important objective of the Norwegian Government has been to ensure that Norwegian exporters are offered export credit facilities that are in line with those of their foreign competitors. Pursuant to this policy, the Norwegian Government established an arrangement with Eksportfinans in 1978 which provides that, with respect to certain types of government-supported export credit lending, the Norwegian Government will make payments to Eksportfinans sufficient to offset any interest and foreign exchange losses that Eksportfinans might incur in connection with foreign currency loans and borrowings and NOK transactions related to such lending as determined in relation to a reference rate set forth in the agreement. Conversely, if Eksportfinans makes any gains in connection with any such transactions, it must pay those gains to the Norwegian Government. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”.
     In government-supported loan transactions, the credit terms offered by Eksportfinans to exporters and buyers of capital goods conform to the OECD Consensus minimum interest rates, required down payments and maximum maturities.
     In February 2002, the Norwegian Government introduced the CIRR for the financing of ships built at Norwegian yards in addition to Norwegian-produced capital goods. Increasing oil prices over recent years have resulted in a high demand for new-builds from Norwegian shipyards supplying the offshore oil and gas sector. In combination with favorable CIRR interest rates, a high demand from shipping companies for CIRR financing continued during 2008. As of May 2009, lower oil prices and the financial crisis have resulted in a reduction of the number and volume of new loan offers being accepted by the borrowers compared to the preceding two years.
     In order to help ensure that the Norwegian export industry has access to long-term financing of their projects in a turbulent market situation, Eksportfinans entered into an agreement with the Norwegian Government on November 26, 2008 whereby the Norwegian Government will provide funding to Eksportfinans through 2010 for financing of new export projects that qualify under the OECD Consensus Agreement for export financing. The funding from the Norwegian Government will have a maturity of up to 5 years. The Norwegian Government expressed that given reasonable preconditions, the need for financing under the agreement may be around NOK 50 billion during the period covered by the agreement. For further details, see Item 7.B. “Related Party Transactions — Funding Agreement with Norwegian State”.
     Commercial Export Loans. Commercial export loans may be made at fixed or floating rates with certain options to convert from floating to fixed and vice versa and on a medium- or long-term basis, although the majority of such loans have maturities of less than seven years. Commercial loans are offered in most freely convertible currencies and generally have repayment terms that are more flexible than those for government-supported loans. Terms and conditions of Eksportfinans’ commercial loans may be adjusted to match Eksportfinans’ funding and are based on Eksportfinans’ cost of funds in the domestic and international capital markets. Eksportfinans’ commercial loans are, for the most part, supported by bank guarantees, but may also be supported by guarantees from insurance companies, the Guarantee Institute and other Norwegian or foreign governmental agencies or pledges on cash deposits with banks or may be loans to banks for the purpose of refinancing of their loans to the export industry.
     Types of Financing
     Overview. With respect to export-related lending, Eksportfinans engages in three types of financing: (1) contract financing, (2) financing of international and export related activities and (3) acquisition of loans from banks. Contract financing means financing of export contracts between a Norwegian supplier and a foreign buyer or a Norwegian buyer, primarily those that operate in the international shipping and oil and gas industries. Financing of international and export related activities involves loans to finance investments in, among other things, storage facilities, production lines or purchases of companies to assist Norwegian companies in expanding internationally. In 2008, contract financing comprised 83% of our export-related lending activities, and financing of export activities comprised 17%. The corresponding figures for 2007 were 43% and 57%, respectively. The increased share of contract financing is due to high disbursements of new loans for several reasons. The overall market situation for Eksportfinans’ main customer groups was very good in 2008. High oil prices in previous years have led to substantial demand for deliveries from the Norwegian shipping and oil and gas industries. The decline in oil prices in the latter part of 2008 has led to a decline in demand for deliveries in these industries. Further, the CIRR interest rate remained attractive to customers during most of 2008 relative to market interest rates. In addition, in early 2008 the Company also decided to focus on contract financing as a response to the negative developments in the international capital markets, and thus made fewer loans to banks and acquired fewer loans from banks. Eksportfinans actively markets its finance products to Norwegian companies and also to buyers abroad that are traditional or potential purchasers of capital goods and services from Norway. Financial alternatives are often discussed with Norwegian exporters at a stage where they contemplate bidding for a contract or are in a bidding contest with foreign exporters. Most of Eksportfinans’ loans have been made due to active marketing directed to and/or unsolicited applications directly from Norwegian exporters. Some loans have been referred to us via our shareholder banks. All such referrals are on a no-fee basis. Eksportfinans does not hire brokers for the purpose of acquiring new loans. Particularly with respect to major Norwegian export contracts involving contract values in excess of USD 30 million, we invariably face competition, primarily from foreign banks and credit institutions, although this has been somewhat reduced as a result of the recent turmoil in the financial markets with the partial withdrawal of foreign banks from Norwegian markets.
     Approximately 75% of our outstanding export loans are guaranteed. The remaining loans are supported by pledges on cash deposits with banks (13%) or represent loans to banks that are qualified by their creditworthiness to act as guarantors (12%). Until approximately three years ago, close to 100% of our loans were guaranteed. The relative increase in loans that are not guaranteed is to a large extent a result of the increase in direct lending by us to certain Norwegian banks for the financing of their clients within the export industry. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing — Financing of international and export related activities”.
     Contract financing. Contract financing includes supplier and buyer credits and project financing. Supplier credits are those in which Eksportfinans has a direct lending relationship with a Norwegian supplier of goods and services. A buyer credit is one where Eksportfinans lends to the foreign purchaser of goods or services originating in Norway. In either case, Eksportfinans typically advances funds to the Norwegian supplier at the time of delivery of the goods and services. The majority of the credits are extended as buyer credits. Terms of repayment for commercial loans are agreed between Eksportfinans and the borrower. Government-supported loans are subject to the repayment terms set by the OECD for such loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — General — Government-Supported Loans”.
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

     Financing of international and export related activities. Eksportfinans finances activities related to the Norwegian export industry. The loan purpose is typically to finance investments in buildings and machinery for export production or international expansion. Such loans are guaranteed by Norwegian and international banks and other financial institutions. In 2005 Eksportfinans also started to extend loans to Norwegian savings banks to fund these banks’ loans to their customers within the export business. This kind of financing is normally less complicated to arrange and extend compared to contract financing, and it normally takes approximately one month from start to closing. There has been a considerable demand for this kind of financing from Eksportfinans. However, due to funding constraints, such financing of the export industry in collaboration with Norwegian saving banks was not a priority during 2008. During 2008, the focus has been on new contract financing as a response to the negative effects on funding caused by the international financial crisis. As a result of this, total loans extended via Norwegian saving banks decreased to NOK 7,403 million in 2008 from NOK 8,235 million in 2007.
     Loans acquired from banks. Eksportfinans from time to time enters into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans are based on normal commercial terms, and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for the purchase of the relevant loans. Each loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company pays the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2008, 2007 and 2006 Eksportfinans acquired loans from its shareholders amounting to NOK 2,666 million, NOK 4,715 million and NOK 4,889 million, respectively. The volume of loans acquired from banks fluctuates over time based on eligible loans and the funding situation for the banks. The decrease in 2008 is due to the fact that such financing was not given priority in 2008 due to the funding environment in 2008 caused by the international financial crisis.
     Loan Commitments
     Eksportfinans’ total actual and probable loan commitments as of December 31, 2008 amounted to NOK 43 billion (compared to NOK 37 billion as of December 31, 2007). The increase is due primarily to a high level of activity within the shipping and oil and gas industries and the fact that companies have faced difficulties raising financing in the marketplace, whereas Eksportfinans has access to a government supported financing scheme. Of this amount, approximately NOK 25 billion (compared to NOK 32 billion as of December 31, 2007) was committed on government-supported OECD Consensus terms and NOK 18 billion (compared with NOK 6 billion as of December 31, 2007) was on pure commercial terms. Some of the loans on government-supported OECD Consensus terms have a built in option for the applicant to convert to commercial terms. This must be exercised by the borrower prior to the final disbursement date. The variation in the volume of loan commitments between government supported OECD terms and pure commercial terms is correlated with fluctuations in interest rate movements. In an environment of increasing interest rates, more borrowers will choose fixed rate government supported loans. If interest rates are falling, as they were in 2008, more borrowers choose pure commercial loans with floating interest rates. The loan commitments that are made are, to a large extent, for projects that are at a very early stage and disbursements of loans may not be made for one to two years or at all. For further details, see Item 4.B. “Business Overview LOANS — Export Lending — Types of Financing”. Eksportfinans expects that out of the total actual and probable loan commitments of NOK 43 billion, approximately NOK 20 billion will be disbursed during 2009, of which we expect that approximately 60% will be on OECD Consensus terms.
     Credit Support, Credit Monitoring and Assessment
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
     Eksportfinans relies on credit ratings and analyses from the major rating agencies to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio and reports regularly to management and the Board of Directors. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other support for the loans as the ultimate source of repayment. The Board of Directors has established exposure limits based on the credit ratings of the guarantors and borrowers. 99.9% of the rated portfolio consists of investment grade counterparties. For details on our unrated portfolio, see note 30.5 to our audited financial statements in Item 18. For further details on our reliance on credit ratings, see Item 3.D. “Risk Factors — Eksportfinans is largely dependent on credit ratings from the major credit rating agencies when accepting banks as guarantors for its loans and when making an investment”.
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
     Guarantees issued by the Guarantee Institute cover political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The Guarantee Institute’s cover of political risks is 100% of a loan, and its maximum cover for commercial risks is 90%. The terms of guarantees issued by the Guarantee Institute generally provide that the Guarantee Institute is to be notified after a default has continued for 60 days and that claims under the guarantees are payable six months from the date of the borrower’s default. Guarantees issued by the Norwegian Government and its agencies, the Guarantee Institute included, supported 13.2% of our total loans as of December 31, 2008 compared with 7.8% of total loans as of December 31, 2007.
     Approximately 88% of export-related loans (collateralized loans included) have been made against guarantees from Norwegian and foreign banks, guarantees issued by the Norwegian Government, the Guarantee Institute and other Norwegian governmental agencies and guarantees provided by insurance companies.
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
     In 2006, the Ministry initiated a review of the 108 Agreement. The Ministry and Eksportfinans agreed on some technical and compensatory amendments on July 6, 2007. However a more general review of the Norwegian Government’s support for export credits was initiated in early 2008. The purpose of this review was for the Norwegian Government to determine whether to continue its current support, completely discontinue such support or continue on a different scale, with a different organization or on different terms and conditions. This general review was put on hold during the fall of 2008 as a consequence of the financial crisis and in light of the need for Eksportfinans to continue in its role of providing export credits.
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
     The 108 Agreement also protects Eksportfinans against fluctuations in foreign exchange and/or interest rates with respect to loans granted under the agreement by providing Eksportfinans with a guaranteed NOK fixed return. Under the agreement, Eksportfinans is compensated for any losses as a result of currency or interest rate fluctuations and any gains as a result of such fluctuations is credited to the Ministry. The Norwegian Government also seeks to reduce its exposure to currency and interest rate risk under the 108 Agreement. For this purpose, Eksportfinans enters into currency and interest rate hedging arrangements and otherwise attempts to balance the currencies of its borrowing and lending. As a result, annual fluctuations in gains or losses under the agreement are minimized, which assists the Norwegian Government in forecasting the amount of its disbursements under the Agreement.
     Eksportfinans is required to keep separate accounts and a settlement account for payables to and receivables due from the Ministry of Trade and Industry under the 108 Agreement. If the settlement account shows a deficit, the Ministry of Trade and Industry makes payments to Eksportfinans; conversely, Eksportfinans pays to the Ministry of Trade and Industry any surplus registered in the settlement account. Settlements take place within 16 months after the end of each accounting year. Historically, amounts have been due from the Norwegian Government.
     Approximately 39% of Eksportfinans’ outstanding export-related loans at December 31, 2008 were issued under the 108 Agreement, compared to 31% of export-related loans at the end of 2007. This increase in loans issued under the 108 Agreement is primarily due to the increase in loan disbursements for financing shipbuilding and oil and gas projects. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”. The increase in the volume of loans in 2006 and 2007 led to an increase in the amount payable by the Norwegian Government under the Agreement in 2008 and 2009. The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Norwegian Government under this arrangement:

	2009	2008	2007	2006	2005	2004	2003
Amount paid or payable to Eksportfinans (NOK millions)	152	38	26	31	35	39	25
Payment in respect of (year)	2007	2006	2005	2004	2003	2002	2001
     Municipal Lending
     Sale of Kommunekreditt
     On May 7, 2009 Eksportfinans entered into an agreement with Kommunal Landspensjonskasse gjensidig forsikringsselskap (KLP) for the sale of all of the shares in Kommunekreditt Norge AS (the Sale and Purchase Agreement). KLP agreed to purchase the shares in Kommunekreditt at book value, NOK 870 million. The Sale and Purchase Agreement provides for a closing of the sale by June 30, 2009 (the Closing), subject to certain conditions, including the receipt of certain licenses and permissions from Kredittilsynet (The Financial Supervisory Authority of Norway) with respect to the sale of Kommunekreditt as well as from the Ministry with respect to Eksportfinans providing Kommunekreditt with the loan described below.
     In connection with the Sale and Purchase Agreement, Eksportfinans entered into a Term Facility Agreement dated May 7, 2009 (the Term Facility Agreement), under which it will grant a loan in an amount equivalent to Eksportfinans’ outstanding funding of the activities of Kommunekreditt at Closing (excluding the Excluded Portfolio, described below), expected to be approximately NOK 41 billion. The loan will be effective as from the Closing and have a term of approximately two years with eight equal quarterly amortization payments, the first of which is to be paid on December 15, 2009 and the last on September 15, 2011. All of Kommunekreditt’s obligations and liabilities under the loan are secured by a pledge over certain of Kommunekreditt’s assets, as provided for in the Term Facility Agreement, until all amounts under the Term Facility Agreement have been repaid to Eksportfinans.
     Further, in connection with the Sale and Purchase Agreement, Eksportfinans entered into an Excluded Portfolio Agreement, pursuant to which Eksportfinans at the Closing will purchase from Kommunekreditt, at book value, loans with a book value of approximately NOK 10.8 billion (the Excluded Portfolio). The retained loans in the Excluded Portfolio consist of loans granted by Kommunekreditt to banks and other financial institutions and a selection of loans to municipalities, selected with respect to their maturity but consistent with other loans made by Kommunekreditt.
     According to KLP’s public disclosures, KLP is one of Norway’s largest life insurance companies, with total assets of NOK 201.9 billion as of December 31, 2008. KLP provides pension, financing and insurance services to the local government sector and the state health enterprises as well as to businesses both in the public and the private sectors. It is a mutual company owned by customers with Norwegian public sector occupational pensions with KLP, including municipalities, county administrations and health enterprises, as well as companies associated with the Norwegian public sector.
     The following sections describe the business of Kommunekreditt as it exists prior to the consummation of the sale.
     General
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
     The credit risk on loans to or with guarantees from Norwegian municipalities or counties is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and/or penalty interest. After a period of postponement of payments it is expected that the Ministry of Local Government will arrange for payments of the municipality’s payment obligations. For further details, see Item 4.B. “LOANS — Municipal Lending — General.” The relative share of Kommunekreditt’s credit exposure to the Kingdom of Norway in terms of loans to or guaranteed by Norwegian municipalities or counties was 88% as of December 31, 2008.
     Kommunekreditt’s business is based on utilizing the municipal sector’s credit profile in order to provide municipalities and counties with suitable loan products on favorable terms.
     Since Eksportfinans’ acquisition of Kommunekreditt, Kommunekreditt’s total outstanding lending increased from approximately NOK 6 billion in 1999 to 58.8 billion as of December 31, 2008. The volume of total outstanding loans at December 31, 2008 decreased by 9.4 billion (14%) compared to December 31, 2007. The decrease is a result of a strategic decision to focus on export credits and a subsequent adjustment of the pricing of loans due to the current market conditions.
     In its local government transactions Kommunekreditt offers loans to municipalities or counties or to companies having the support of guarantees from municipalities, counties, the Norwegian Government or banks. As of December 31, 2008, Kommunekreditt had loans outstanding to the municipal sector totaling NOK 58,797 million, compared to NOK 68,276 million of December 31, 2007. Kommunekreditt typically finances investments in municipal infrastructure projects such as roads, water and sewage systems, health and social care, schools and cultural institutions. Proceeds of Kommunekreditt’s loans may be used for new projects as well as for refinancing existing loans. In the aggregate, management believes that Norwegian local governments (municipalities, counties, local government companies and debt guaranteed by local governments or banks) borrow between NOK 30,000 million and 35,000 million a year, of which Kommunekreditt’s share is approximately 32% (based on the period since January 1, 2003).
     Types of Financing
     Kommunekreditt’s loans may be made on a medium- or long-term basis, with terms ranging from one month to ten years or more. As of December 31, 2008, 80% of the outstanding loans had a remaining term in excess of five years, compared to 78% in 2007.
     Kommunekreditt provides loans on either floating rate or fixed rate terms.
     Floating rate loans bear interest either at a rate linked to the Norwegian Interbank Offered Rate (NIBOR) plus a margin or at a rate that is adjustable at Kommunekreditt’s discretion upon 14 days’ notice. If the borrower rejects the adjusted interest rate, the loan and accrued interest must be repaid immediately. As of December 31, 2008, 87.5% of total loans outstanding were at floating interest rates, compared to 86% as of December 31, 2007.
     If a loan is fixed interest rate, the fixed interest rate normally applies for the whole term of the loan. Some loans may have fixed a rate of interest for a shorter period than the term of the loan. For such loans, at the end of the initial term either new fixed rates of interest are agreed or the loan is repaid. Prepayments of fixed rate loans are subject to a penalty based on the difference between the agreed interest rate and the market interest rate at the time of extraordinary prepayment. As of December 31, 2008, 12.5% of total loans outstanding were at fixed interest rates, with the majority having remaining fixed-rate periods in the range of 1 to 5 years, compared to 14% in 2007.
     Kommunekreditt’s loans to Norwegian municipalities or counties are made without any credit support. Loans to joint municipal companies or private independent companies are made with guarantees from municipalities, counties, the Norwegian central government or a bank. A credit assessment is made for all companies where a guarantee is required, even if the credit risk is borne by the guarantor. The credit limits of municipalities are based on a combination of the outstanding loan balance for the individual municipality/county and the capital adequacy limits regulated by The Financial Supervisory Authority of Norway. Credit limits for banks are set by Eksportfinans. Kommunekreditt has extended its activities to include loans to the public sector with guarantees from banks, and loans to banks in connection with the refinancing of loans to companies in the public sector. These activities are the result of extended strategic cooperation with Eksportfinans’ owner banks in the public sector market. According to Norwegian regulations, loans with traditional public guarantees require higher credit weighting than bank guarantees, thus this strategy allows higher loan volumes without decreasing Kommunekreditt’s capital ratio.
     To date, Kommunekreditt has funded its activities exclusively through Eksportfinans. Following the sale of Kommunekreditt, Kommunekreditt will initially be funded by the Term Facility Agreement.

     Credit Support, Credit Monitoring and Assessment
     Kommunekreditt’s Articles of Association require that all credits extended be made:
•	to municipalities and counties, or

•	to companies, where the credit is secured by guarantees from municipalities, counties, banks or the Norwegian Government.
     Consistent with these articles, Kommunekreditt has extended its activities to include loans to banks in connection with the refinancing of loans to companies in the public sector.
     Kommunekreditt extends loans to Norwegian municipalities, counties and to inter-municipal companies or companies that are guaranteed by a municipality, county, bank or other financial institution. The risk on loans with municipal security to these entities in Norway is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and penalty interest. This is set out in the Local Government Act, approved by the Norwegian Parliament on September 25, 1992. Under section 55 of the Local Government Act, Norwegian municipalities and counties cannot be declared bankrupt. Sections 56 and 57 of the Local Government Act set out provisions on the procedures a municipality or county must follow if a postponement of payments needs to be implemented. Section 58 contains procedures to be followed on a return to normal servicing of payment obligations. Since 1945 no Norwegian municipality or county has suspended payment.
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
     Although the issue is not free from doubt, based upon interpretations by the Ministry of Local Government and the Ministry of Justice, we expect that interest on delayed payments of interest will also accrue during a period of suspension of payment.
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
     Detailed rules for financial plans and control systems that municipalities must follow are set for annual budgets, financial plans, financial strategy and account statements. Municipalities and counties that do not comply with these rules need approval of their budgets and borrowings by the Ministry of Local Government (for counties) or the County Governor (for municipalities). Currently, approximately 10% to 15% of the municipalities and counties are in this category, most of them because of minor budget deficits. Over the last two years, the percentage of municipalities and counties in this category has declined.
     Since January 1, 2001, the approval by the County Governor acting on behalf of the Ministry of Local Government is no longer mandatory for the extension of a direct loan to a municipality or county. However, the Ministry of Local Government has the authority to instruct, subject to certain conditions, municipalities to obtain approval from the Ministry of Local Government before taking up loans. Municipalities instructed to obtain approval are listed in a register available to the public. This approval procedure must always be followed for municipal or county guarantees exceeding NOK 100,000. All municipal guarantees issued must be approved by the Ministry of Local Government.
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
     Given the foregoing, credit exposure is related to the timeliness of agreed payments. Consequently, the credit assessment process in Kommunekreditt is focused on the banks issuing guarantees. Kommunekreditt does not assess the creditworthiness of municipalities and counties. In the case of loans to companies supported by municipal or county guarantees, Kommunekreditt evaluates the borrower separately on the basis of financial criteria, in addition to any credit assessment of the guarantor.

     Company — Analysis of Loans
     Composition of Loans
     The following table sets forth the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality and county loans for each of the last five years:

	Year ended December 31,
(NOK millions) (1)	2008	2007	2006	2005	2004

Loan disbursements (during the year):
Export-related commercial loans	11,234	11,242	18,541	10,946	11,533
Export-related government-supported loans	14,062	11,543	5,056	259	603
Municipal and county loans	8,047	16,398	12,280	11,244	13,133

Total (2)	33,343	39,183	35,877	22,449	25,269

Loans outstanding (at year-end):
Export -related commercial loans	48,820	38,705	33,936	25,637	18,918
Export-related Government-supported loans	31,551	17,639	7,973	4,000	3,875
Municipal and county loans	58,797	68,276	57,083	51,676	45,218
Loans to employees	60	69	67	72	79

Total	139,228	124,689	99,059	81,385	68,090

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

(2)	Amounts for 2008, 2007, 2006, 2005 and 2004 include loans acquired from shareholders amounting to NOK 2,666 million, NOK 4,715 million, NOK 4,889 million, NOK 2,875 million and NOK 6,581 million, respectively.
     The following table represents an analysis of the Company’s loans outstanding for each of the last five years:

	Year ended December 31,
(NOK millions) (1)	2008	2007	2006	2005	2004

Beginning balance	124,689	99,059	81,385	68,090	59,253
Add — disbursements	33,343	39,183	35,877	22,449	25,272
Deduct — repayments	(27,683)	(10,831)	(18,153)	(10,176)	(14,985)
Adjustments related to year-end exchange rates (1)	8,879	(2,722)	(50)	1,022	(1,450)

Balance at year-end	139,228	124,689	99,059	81,385	68,090

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.
     Our export-related loans are divided into three categories: ships, capital goods and additional export-related and international activities, as described in the footnotes to the tables below.
     The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:
Loans disbursements (during the year)

	Year ended December 31,
(NOK millions)	2008	2007	2006	2005	2004

Export-related Loans
of which Ships (1)	15,905	12,288	4,929	3,066	2,068
of which Capital goods (2)	7,016	6,452	4,553	498	1,379
of which Additional export-related and international activities (3)	2,375	4,045	14,115	7,641	8,689
Municipal and county loans	8,047	16,398	12,280	11,244	13,133

Total (4)	33,343	39,183	35,877	22,449	25,269

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Additional export-related and international activities” comprises eleven sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below:

	Year ended December 31,
(NOK millions)	2008	2007	2006	2005	2004

Aluminum, chemicals and minerals	—	156	—	155	37
Aviation and shipping (*)	—	—	499	30	—
Engineering and construction	—	—	—	—	39
Hydro electric power	—	—	—	—	59
Oil and gas	583	62	1,376	79	204
Pulp and paper	—	—	—	—	4,158
Real estate	655	1,311	1,900	68	3,947
Consumer goods	—	46	3,127	4,414	165
Banking and finance	197	2,470	3,163	2,862	—
IT and telecommunication	940	—	4,000	—	—
Other categories	—	—	50	33	80

Total	2,375	4,045	14,115	7,641	8,689

(*)	Aviation and shipping relates to financing for the construction of a Norwegian aircraft carrier and general corporate financing of shipping companies.

(4)	Amounts for 2008, 2007, 2006, 2005 and 2004 include loans acquired from shareholders amounting to NOK 2,666 million, NOK 4,715 million, NOK 4,889 million, NOK 2,875 million and NOK 6,581 million, respectively.
Loans outstanding at year-end:

	Year ended December 31,
(NOK millions)	2008	2007	2006	2005	2004

Export-related Loans
of which Ships (1)	31,631	19,570	8,570	7,206	6,872
of which Capital goods (2)	19,931	10,757	8,458	5,527	5,722
of which Additional export-related and international activities (3)	28,809	26,017	24,882	16,904	10,199
Municipal and county loans	58,798	68,276	57,082	51,676	45,218
Loans to employees (4)	60	69	67	72	79

Total (5)	139,229	124,689	99,059	81,385	68,090

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Additional export-related and international activities” comprises eleven sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below:

	Year ended December 31,
(NOK millions)	2008	2007	2006	2005	2004

Aluminum, chemicals and minerals	13	213	273	401	290
Aviation and shipping (*)	106	89	436	25	151
Engineering and construction	30	26	28	53	445
Hydro electric power	—	166	172	175	175
Oil and gas	606	1,069	1,832	644	504
Pulp and paper	4,933	3,980	4,119	3,993	4,119
Real estate	5,569	5,136	4,414	4,035	4,185
Consumer goods	3,715	2,994	3,393	4,577	164
Banking and finance	8,875	8,325	6,003	2,861	—
IT and telecommunication	4,928	3,981	4,119	—	—
Other categories	34	38	93	140	166

Total	28,809	26,017	24,882	16,904	10,199

(*)	Aviation and shipping relates to financing of a Norwegian aircraft carrier and general corporate financing of shipping companies.

(4)	There were no material loan disbursements to employees in 2008.

(5)	Amounts for 2008, 2007, 2006, 2005 and 2004 include loans acquired from shareholders amounting to NOK 12,638 million, NOK 12,603 million, NOK 11,924 million, NOK 11,723 million and NOK 11,353 million, respectively.
     As of December 31, 2008, Kommunekreditt’s outstanding loan portfolio to municipalities and counties consisted of 73% loans granted directly to municipalities and counties, 18.6% granted to inter-municipal companies and companies with guarantees from a bank, municipality or county and 8.4% granted directly to banks. During 2008, Kommunekreditt’s disbursements to municipalities and counties consisted of 67% loans granted directly to municipalities and counties, 34.5% granted to inter-municipal companies and companies with guarantees from a bank, municipality or county and 2.7% granted directly to banks.
     Maturity of Loans
     The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2008, categorized by maturity dates.

	Up to and including	From 1 year up to and
(NOK millions)	1 year	including 5 years	Over 5 years	Total

Municipal and county loans	3,670	10,925	44,201	58,797
Export-related loans	12,751	42,745	24,935	80,431

Total	16,421	53,670	69,136	139,228

     Interest Rate Type of Loans
     The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2008, categorized by type of interest rate.

	Fixed	Adjustable
	interest	interest
(NOK millions)	rates	rates	Total

Export-related loans	32,516	47,915	80,431
Municipal and county loans	8,289	50,508	58,797

Total	40,805	98,423	139,228

     Currency of Loans
     The following table shows the composition of the Company’s loans by currency of the loans, based upon the contract terms, as of December 31, for each of the last three years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,
(NOK millions) (except percentages) (1)	2008		2007		2006

Norwegian kroner	96,530	69.3%	90,297	72.4%	68,218	68.9%
U.S. dollars	33,794	24.3%	23,602	18.9%	19,300	19.5%
Euro	7,424	5.3%	9,829	7.9%	10,476	10.6%
Other	1,480	1.1%	961	0.8%	1,065	1.0%

Total	139,228	100%	124,689	100%	99,059	100%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.
     For information concerning how the Company manages its foreign currency exposure, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Exchange Risk”.
     Geographic Distribution of Loans
     The following table shows the geographic distribution by country of the Company’s loan portfolio as of December 31 for each of the last five years. Loans are categorized by the country of the borrower, without reference to the country of the guarantor. For information regarding geographic distributions of guarantors, see Item 4.B. “Business Overview — LOANS — Foreign Outstandings”.

	Year ended December 31,
(NOK millions) (1)	2008	2007	2006	2005	2004

Norway (2)	106,640	106,295	86,774	69,203	60,985
USA	5,089	4,676	2,341	1,092	727
Singapore	4,074	1,847	430	—	—
Bermuda	4,633	2,537	1,018	225	222
Liberia	2,273	310	—	3	221
Other (3)	16,520	9,025	8,496	10,862	5,935

Total	139,228	124,689	99,059	81,385	68,090

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

(2)	Of which loans to Norwegian municipalities amounted to NOK 58,797 million, NOK 68,276 million, 57,082 million, NOK 51,676 million and NOK 45,218 million in 2008, 2007, 2006, 2005 and 2004, respectively.

(3)	In 2008, “Other” does not include any individual country amounts greater than those disclosed by individual country for that year.
     Credit Support
     The following tables provide an overview of the types of credit support for our outstanding loans as of December 31, for each of the last five years:

Municipal lending	As of December 31,
(NOK millions, except percentages) (1) (4)	2008		2007		2006		2005		2004

Kommunekredit’s loans to or guaranteed by Norwegian municipalities	49,639	84.4%	61,090	89.5%	52,329	91.7%	51,676	100.0%	45,218	100.0%
Norwegian bank guarantees	4,215	7.2%	2,463	3.6%	2,720	4.8%	—	0.0%	—	0.0%
Loans to Norwegian banks	4,943	8.4%	4,723	6.9%	2,034	3.6%	—	0.0%	—	0.0%

Total	58,797	100%	68,276	100.0%	57,082	100%	51,676	100.0%	45,218	100%

Export-related lending	As of December 31,
(NOK millions, except percentages) (1) (4)	2008		2007		2006		2005		2004

Norwegian bank guarantees	23,506	29.2%	19,933	35.3%	18,190	43.3%	12,425	41.8%	12,880	56.3%
Foreign bank guarantees (2)	18,279	22.7%	13,512	24.0%	10,507	25.0%	8,301	27.9%	3,487	15.2%
Government guarantees (3)	18,402	22.9%	9,755	17.3%	5,851	13.9%	6,052	20.4%	6,425	28.1%
Loans to Norwegian banks	7,316	9.1%	7,220	12.8%	5,352	12.8%	2,840	9.6%	—	0.0%
Pledges over cash deposits with banks	10,405	12.9%	4,318	7.7%	1,222	2.9%	13	0.0%	1	0.0%
Loans to foreign banks	2,462	3.1%	1,604	2.8%	784	1.9%	3	0.0%	—	0.0%
Corporate guarantees	2	0.0%	2	0.0%	3	0.0%	3	0.0%	—	0.0%

Total	80,372	100%	56,344	100.0%	41,910	100%	29,637	100%	22,793	100%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(2)	Includes direct loans to foreign banks from which we would accept a guarantee.

(3)	Consists of guarantees by the Guarantee Institute, other Norwegian agencies and foreign governments.

(4)	In addition, mortgage loans to employees accounted for NOK 60 million as of December 31, 2008, NOK 69 million as of December 31, 2007, NOK 67 million as of December 31, 2006, NOK 72 million as of December 31, 2005 and NOK 79 million as of December 31, 2004.
     The volume of foreign bank guarantees increased significantly from 2004 to 2008 due to several large transactions guaranteed by guarantee syndicates consisting primarily of foreign banks.
     The total of export-related government guarantees supported 22.9% of total outstanding export-related loans as of December 31, 2008, of which 18.1% was covered by the Norwegian government and its agencies. No loans to a single customer guaranteed by the Norwegian Government or its agencies exceeded 2.9% of total export-related loans as of December 31, 2008. Guarantees issued by two Norwegian banks, DnB NOR Bank ASA and Nordea Bank Norge ASA, which together owned approximately 63.2% of the Company’s share capital as of December 31, 2008, supported 37.7% of total export-related loans. As of the same date, guarantees issued by one of those banks, DnB NOR Bank ASA, supported approximately 33.9% of total export-related loans. No loan to a single customer guaranteed by DnB NOR Bank ASA exceeded 2.5% of total loans. Guarantees issued by Nordea Bank Norge ASA, another shareholder, supported 3.8% of total export-related loans. No loan to a single customer guaranteed by Nordea Bank exceeded 2% of total loans. For further details, see Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.
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
     The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	Year ended December 31,
(NOK millions)	2008	2007	2006	2005	2004

Interest and principal installments more than 90 days past due (1)	12	4	1	8	7
Not matured principal on loan with payments more than 90 days past due (2)	39	16	18	25	124

Total	51	20	19	33	131

(1) Past due expected to be collected from guarantor (*)	1	4	—	3	5

(*)	All loans expected to be collected from a guarantor are loans where the borrower is a foreign counterparty. The amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. For further details, see note 30.4 to our audited financial statements in Item 18.

(2)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.
     With the adoption of IFRS, all loans, with the exception of government-supported loans, are measured at fair value. Loans measured at fair value are not subject to loan loss allowances as any impairment would be included in the fair value measurement. The fair value measurements of loans are described in notes 4 and 30.7 to our audited financial statements in Item 18. The Company reviews all non-performing loans for impairment on a quarterly basis. No loan loss provisions have been made to cover losses arising from circumstances existing at December 31, 2008.
     As discussed in Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”, all loans by Eksportfinans are supported by or extended against guarantees issued by, or claims on, certain specific types of entities or collateral. Kommunekreditt’s loans to municipalities and counties are not guaranteed or otherwise credit enhanced due to the fact that Norwegian municipalities and counties cannot be declared bankrupt. For further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending — Credit Support, Credit Monitoring and Assessment”. Kommunekreditt’s loans to companies, however, are extended against guarantees from municipalities, the Norwegian central government, counties or banks.
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
     In October 2008, Iceland introduced an emergency law to deal with its national banking crisis. Three of the major Icelandic banks were nationalized and placed under Icelandic government ownership, control and supervision. At that time, Eksportfinans discovered that Glitnir hf, which had acted as agent bank and guarantor, had failed to perform its duties as agent by not transferring to Eksportfinans prepayments of three loans that had been legally prepaid by the borrowers. The total amount not reimbursed to Eksportfinans by Glitnir hf was NOK 436 million (at exchange rates applicable at December 31, 2008). To protect its claim against the bank, Eksportfinans has pursued and continues to pursue various legal measures and strategies to reclaim the unlawfully withheld amount in Iceland. Eksportfinans also participates in a syndicated loan to Glitnir hf, with Eksportfinans’ exposure being NOK 99 million (at exchange rates applicable at December 31, 2008). As of December 31, 2008, the fair value of the amount not reimbursed had been reduced to 5% of the principal amount of the loan, leading to a total reduction in fair value of NOK 508 million (at exchange rates applicable at December 31, 2008) with respect to both exposures. Save for these unauthorized actions by Glitnir hf acting as agent and the outstanding amounts under the Icelandic syndicated loan, the Company has incurred no loan losses to date.

     Foreign Outstandings
     The following table sets forth outstandings to obligors in foreign countries where aggregate outstandings to each country exceed 1.5% of the Company’s total assets at December 31, 2008. Additionally, it sets forth under “Other Countries” the aggregate outstandings for countries which each represent between 0.70% and 1.5% of the Company’s total assets. Outstandings consist of loans, securities and receivables. Guaranteed amounts are reflected as outstandings only in the country of the guarantor and not in the country of the borrower. These amounts are primarily outstanding against foreign banks.

	Year ended December 31,
	2008	2007	2006
(NOK millions)	Outstanding

United Kingdom	22,267	13,956	10,391
Denmark	14,848	5,266	3,045
Holland	12,689	5,767	4,214
USA	11,383	12,687	5,646
Germany	10,851	5,324	3,428
Spain	9,730	8,886	9,833
Italy	9,241	8,159	5,451
France	8,081	4,458	2,237
Australia	5,682	5,984	4,680
Finland	5,538	2,332	—
Ireland	4,598	4,336	3,206
Sweden	4,394	—	3,635
Japan	4,194	—	—
Other Countries (1)	4,267	3,350	2,811

Total	127,763	80,505	58,577

(1)	Represents countries with respect to which the Company’s outstandings were between 0.70% and 1.5% of total assets. This includes Austria and Luxembourg as of December 31, 2008, Canada and Sweden as of December 31, 2007 and Canada and Portugal as of December 31, 2006.
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
     FINANCIAL INVESTMENTS
     Liquidity Portfolio
     We have a significant portfolio of securities in our PHA Portfolio and our Liquidity Reserve Portfolio, which together comprise the Liquidity Portfolio. We make these investments in order to have a second source of liquidity in addition to our funding programs as well as to increase Eksportfinans’ interest income and returns. The securities in the PHA Portfolio are mainly held to maturity and consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated asset-backed securities and some bonds issued by unrated Norwegian savings banks. The Liquidity Reserve Portfolio contains instruments with shorter weighted average maturities than those in the PHA Portfolio and does not contain asset-backed securities. For further information on the Liquidity Portfolio, see Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity Portfolio”.
     Credit default swaps
     Credit default swaps are transactions between two parties, under which one party sells protection against certain defined credit events related to a third party, the reference entity, against payment.
     Eksportfinans regularly enters into credit default swaps for hedging purposes when it issues credit-linked notes.
     In the past, Eksportfinans entered into a limited number of credit default swap agreements for income-generating purposes, as an alternative to investing in ordinary bonds. The reference entities for each of these contracts were major international banks, provinces and countries in accordance with the general guidelines and principles for credit risk at Eksportfinans. All outstanding credit default swaps entered into for income-generating purposes expired during 2008 without any credit events having occurred. Eksportfinans has not engaged in any further credit default swaps for purposes other than hedging risk, but may do so from time to time in the future. For further details, see Item 3.D. “Risk Factors — Our derivatives counterparties or guarantors for loans may not honor their contracts”.

     RATINGS
     Eksportfinans is rated Aa1 with a negative outlook by Moody’s, AA+ on CreditWatch with negative implications by S&P, and AA by Fitch. For further details, see Item 3.D. “Risk Factors — Recent and further ratings downgrades of Eksportfinans may increase our funding costs and substantially reduce our earnings” and “ — Eksportfinans’ own credit risk may affect our results”.
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
     Under the Financial Institutions Act, a financial group and the financial institutions within that financial group must be licensed by the Norwegian Government. The articles of association of a financial institution must be approved by the Ministry of Finance and Customs. The respective Articles of Association of Eksportfinans and Kommunekreditt, among other things, provide for the Company’s management through the Board of Directors’ supervision and control, the Council of Representatives and the Control Committee. For further details, see Item 6. “Directors, Senior Management and Employees”.
     As provided for by the Financial Institutions Act, the Ministry of Finance and Customs has prepared guidelines for measuring capital adequacy. As the principal measure of capital adequacy, the guidelines use a risk-weighted asset ratio, which compares the sum of total assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital (share capital, other equity and other types of capital specifically approved by the relevant Norwegian authorities), supplementary capital (subordinated debt less than 20% for each of the last five years prior to maturity) and general reserves. The minimum capital requirement is 8%. The minimum requirements for capital adequacy apply to all members of the financial group and the group itself on a consolidated basis. Effective January 1, 2008, Eksportfinans implemented the new Basel II capital adequacy regulations. The new regulations did not have any significant impact on Eksportfinans’ capital adequacy. Eksportfinans employed the standard approach for credit risk and market risk and the basic indicator approach for operational risk. The Company’s policy is to maintain a strong capital base compared to the regulatory minimum. For further details, see Item 5.B. “Liquidity and Capital Resources — Capital Adequacy”.
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
     Previously, a 10% limit was placed on ownership of the shares of a financial institution by any single entity. Subject to approval by the Banking Insurance and Securities Commission, ownership of 10% or more is now permitted. For further details, see Item 7.A. “Major Shareholders”.
     The Financial Institutions Act limits intra-group contributions and dividends to the justifiable distribution based on the year’s profits. Any dividend or contribution in excess of any year’s profit would require the approval of the Norwegian Financial Services Authority. Our general meeting decides if and when intra-group contributions or dividends are to be made.
     COMPETITION
     Eksportfinans competes indirectly with export credit agencies of other OECD member countries in providing government-supported export credits. Deregulation and globalization of the world’s financial markets have resulted in an increasingly competitive environment for financial institutions, including the Company, both in making commercial loans in particular and for obtaining funding. In making commercial loans, the Company competes with funding offered by Norwegian and, to a lesser extent more recently, foreign financial institutions. The Company also competes with such institutions and other entities for funds in the domestic and international capital markets. We believe that the competitiveness of the Company’s loans reflects our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administer on behalf of the Norwegian Government.

     Kommunekreditt is a competitor to both the public and private sector financial institutions that currently service the local authority sector. For the small- and medium-sized municipalities, Kommunekreditt is an alternative to local financial institutions for securing long-term loans. For larger municipalities, Kommunekreditt is an alternative to direct borrowing in the bond and certificate markets. We believe that between 20% to 30% of local government debt is obtained through the issuance of bonds and certificates, with the remaining 70% to 80% shared between specialized financial institutions (nearly 90%) and banks (approximately 10%). Kommunekreditt competes with both private and public financial institutions in the local government sector. For the smaller municipalities, Kommunekreditt is an alternative to other financial institutions as a source of funds. Kommunalbanken AS, which is 80% owned by the Norwegian Government, is the main Norwegian competitor to Kommunekreditt. For the larger municipalities, Kommunekreditt competes with the capital markets as a source of funds. See also Item 7.B. “Related Party Transactions” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk”.
     C. ORGANIZATIONAL STRUCTURE
     The Company conducts its export-finance business through the parent company, Eksportfinans. Eksportfinans has two subsidiaries, in each of which it owns 100% of the equity: Kommunekreditt Norge AS, a Norwegian company, and eFunding AS. Eksportfinans holds no shares in any other companies.
     On May 7, 2009, Eksportfinans entered into an agreement to sell Kommunekreditt Norge AS, its wholly-owned subsidiary that conducts lending activities to Norwegian municipalities and counties. For further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt”.
     eFunding AS is a Norwegian company that was formed to prepare for the possible commercialization of the eFunding platform (For further details, see Item 5. B. “Liquidity and Capital Resources — General”). However, no decision related to commercialization has been made to date and no activity is taking place in eFunding AS.
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
Item 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The principal source of the Company’s revenue is the interest earned on its assets and capital, and the Company’s principal expense is the cost of its debt obligations, including interest, related borrowing costs and underwriting commissions. With respect to certain types of government-supported lending, the Company’s net lending rates and borrowing costs (after receipt of government compensatory payments) are defined by an arrangement with the Norwegian Government, which is designed to provide the Company with a fixed profit margin and protection against exchange rate fluctuations on its government-supported lending business. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”. The Company also offers credit terms in commercial loan transactions that are based on prevailing market conditions.
A. OPERATING RESULTS
     General
     Results from the underlying export financing business and the lending to the local government sector continued to be strong in 2008, primarily due to strong demand for our loans. Nevertheless, 2008 was a demanding year for the Group due to the consequences of the global financial crisis.
     Eksportfinans experienced unrealized losses in its Liquidity Portfolio due to credit spread widening. This led to a need to strengthen the Company’s capital base and find solutions to stop the effect of further unrealized losses. During the year, the Board of Directors therefore initiated different processes designed to ensure a sound capital base, sufficient liquidity and continued strong results. These initiatives are outlined below.
     Capital Increase
     In the first quarter of 2008 Eksportfinans’ shareholders agreed to participate pro rata in an issuance of new share capital for NOK 1.2 billion. The unrealized losses in the Liquidity Portfolio combined with the strong demand for loans served as the background for the issuance. The share capital was paid in to Eksportfinans during March 2008. As of December 31, 2007,

Eksportfinans’ capital adequacy ratio was 9.6%. As of March 31, 2008, Eksportfinans’ capital adequacy ratio was 10.9%. As of December 31, 2008, Eksportfinans’ capital adequacy ratio was 11.6%.
     Committed Credit Line (Repo) Facility
     Eksportfinans’ major owner banks DnB NOR Bank ASA, Nordea Bank AB and Danske Bank A/S extended a committed credit line of USD 4 billion to Eksportfinans in June 2008 to help ensure sufficient liquidity buffers for the Group. The credit line has so far not been utilized.
     Portfolio Hedge Agreement
     On March 13, 2008 Eksportfinans’ three major private shareholders signed an agreement (the Portfolio Hedge Agreement) with Eksportfinans whereby the banks undertook to fully hedge against further market value declines after February 29, 2008 in Eksportfinans’ liquidity portfolio as it existed on that date. The agreement ensured that further decreases in the value of the portfolio up to NOK 5 billion would be mitigated by an increase in the value of the agreement. 99.5% of the shareholders later agreed to participate in the agreement, including the Norwegian Government, which agreed to its 15% share on May 23, 2008. For further details, see note 14 to our audited financial statements in Item 18 and Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.
     Funding Agreement with the Norwegian Government
     Eksportfinans offers government supported export financing on behalf of the Norwegian authorities under the 108 Agreement. The institution has administered this scheme for the authorities since the OECD agreement on export credits was established in 1978. The purpose of the scheme is to provide equal financing conditions for exporters from the OECD countries, and to limit subsidies by setting minimum interest rates and by restricting loan terms of government-subsidized lending.
     In order to help ensure that the Norwegian export industry has access to long-term financing of their projects in a turbulent market situation, Eksportfinans entered into an agreement with the Norwegian Government on November 26, 2008 whereby the Norwegian Government will provide funding to Eksportfinans through 2010 for financing of new export projects that qualify under the OECD Consensus Agreement for export financing. The funding from the Norwegian Government will have a maturity of up to 5 years. The Norwegian Government expressed that given reasonable preconditions; the need for financing under the agreement may be around NOK 50 billion over the next two years. The agreement was passed by the Norwegian Parliament on December 19, 2008 and by Eksportfinans’ General Assembly on January 29, 2009. On January 30, 2009 the European Free Trade Association Surveillance Authority (ESA) stated that the agreement does not constitute state aid.
     At the same time, the Norwegian Government changed the classification of its ownership in Eksportfinans from category 1 (companies with commercial objectives) to category 3 (companies with commercial objectives and other specific public purposes).
     Results of Operations
     The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. Interest rates and average total assets affect interest income and interest expense during the year.
     As of December 31, 2008, approximately 81% (65% as of December 31, 2007 and 55% as of December 31, 2006) of the Company’s assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, all borrowings are converted to floating-rate (3 or 6 month) borrowings, mainly in Norwegian kroner, euro and U.S. dollars. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Average interest earning assets were higher than average interest bearing liabilities as of December 31, 2008, 2007 and 2006. Management believes the difference can be looked upon as equity-funded assets. As the equity of the Company is denominated in NOK, fluctuations in interest rates in NOK may affect the return on equity-funded assets
     During 2008 the average short-term Norwegian kroner NIBOR interest rate increased by about 1.3 percentage points from 2007 and during 2007 by about 1.9 percentage points from 2006. The average short-term euro London Inter-Bank Offered Rate (LIBOR) interest rate increased about 0.4 percentage points during 2008 and about 1.1 percentage points during 2007. The average short-term U.S. dollar LIBOR interest rate decreased about 2.2 percentage points during 2008, while 2007 stayed at the same level as 2006.
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
     During 2008 Norwegian kroner depreciated 23.9% against the euro and depreciated 29.3% against the U.S. dollar. During 2007 Norwegian kroner appreciated 3.4% against the euro and appreciated 13.4% against the U.S. dollar. During 2006 the Norwegian kroner depreciated 3.2% against the euro and appreciated 7.5% against the U.S. dollar.
     As of December 31, 2008, the Company’s net foreign currency position amounted to NOK 159 million in U.S. dollars and NOK 65 million in euros. As of December 31, 2007, the Company’s net foreign currency position amounted to NOK 16 million in U.S. dollars and NOK 12 million in euros (NOK 13 million in U.S. dollars and NOK 6 million in euros in 2006). Net profit in foreign exchange in 2008 amounted to NOK 37 million, compared to NOK 2 million in 2007 and NOK 3 million in 2006, as a result of changes in foreign exchange rates.
     The following table sets forth our results for the years ended December 31, 2008, 2007 and 2006.

	Year ended December 31,
(NOK millions)	2008	2007	2006

Total interest and related income	12,256	8,927	5,353
Total interest and related expenses	11,187	8,366	4,894

NET INTEREST INCOME	1,068	561	459

Commissions and income related to banking services	2	4	6
Commissions and expenses related to banking services	40	7	7
Net realized gains/(losses) on financial instruments at fair value	3,828	(588)	(69)
Other income	7	8	6

NET OTHER OPERATING INCOME	3,796	(584)	(65)

TOTAL INCOME	4,864	(23)	395

Salaries and other administrative expenses	170	152	145
Depreciation	20	22	19
Other expenses	15	12	13

TOTAL OPERATING EXPENSES	204	187	177

PRE-TAX OPERATING PROFIT/(LOSS)	4,660	(210)	217

Taxes	1,305	(61)	58

PROFIT/(LOSS) FOR THE YEAR	3,355	(149)	159

     There was an increase in both total interest income and total interest expenses from 2007 to 2008 and from 2006 to 2007. The main reasons for the increases in total interest income and total interest expenses were the increase in the average short-term euro LIBOR interest rate, the increase in the average Norwegian kroner short-term NIBOR interest rate and the increase in overall average assets due to increased export lending and an increase of liquidity placed in commercial paper and bonds.
     Total interest and related income in 2008 was NOK 12,256 million, compared to NOK 8,927 million in 2007, an increase of NOK 3,328 million, or 37.3%. Total interest and related income in 2007 was NOK 8,927 million, compared to NOK 5,353 million in 2006, an increase of NOK 3,574 million, or 66.8%. Changes in total interest and related income are discussed in the following paragraphs.
     Interest and related income on loans and receivables increased by NOK 2,467 million, or 42.5%, from 2007 to 2008. Interest and related income on loans and receivables increased by NOK 2,444 million, or 72.6%, from 2006 to 2007.
     Interest and related income on securities and other interest and related income increased by NOK 861 million, or 27.6%, from 2007 to 2008. Interest and related income on securities and other interest and related income increased by NOK 1,131 million, or 56.9%, from 2006 to 2007.
     Total interest and related expenses in 2008 was NOK 11,187 million compared to NOK 8,366 million in 2007. Interest and commissions on the Company’s debt increased by NOK 2,821 million (33.7%) from 2007 to 2008. Total interest and related expenses in 2007 was NOK 8,366 million compared to NOK 4,894 million in 2006. Interest and commissions on the Company’s debt increased by NOK 3,472 million (71.0%) from 2006 to 2007.
     The Company’s net interest income is composed of interest income on equity-funded assets and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2008 was NOK 1,068 million, a 90.4% increase from net interest income of NOK 561 million in 2007. The increase in net interest income was mainly due to a higher volume and higher margins on lending and placements in securities, as well as higher interest rates in Norwegian kroner. The return on assets (see Balance Sheet Data in Item 3.A. “Selected Financial Data”) was 0.41% in 2008 and 0.29% in 2007. Net interest income in 2007 was NOK 561 million, a 22.2% increase from net interest income of NOK 459 million in 2006. The increase in net interest income was mainly due to a higher volume of lending and placements in securities, as well as higher interest rates in Norwegian kroner. The return on assets was 0.29% in both 2006 and 2007.
     In addition to net interest income, profit/(loss) for the year is affected by commissions earned and paid, gains/(losses) on financial instruments at fair value, other income and total operating expenses. Changes in these factors are discussed in the following paragraphs. Together, they led to net other operating income of NOK 3,796 million in 2008 compared to a loss of NOK 584 million in 2007 and a loss of NOK 65 million in 2006.
     Commissions earned and income related to banking services amounted to NOK 2 million in 2008, compared to NOK 4 million in 2007 and NOK 6 million in 2006. These commissions consist of income on guarantees to our clients.
     Net gains/(losses) on financial instruments at fair value showed a total gain of NOK 3,828 million in 2008 compared to a loss of NOK 588 million in 2007 and a loss of NOK 69 million in 2006. Of the total gain of NOK 3,828 million in 2008, NOK 3,645 is unrealized gain on financial instruments. The situation in the international financial markets has led to a widening of Eksportfinans’ credit spreads in 2008, resulting in decreased fair value of the Company’s own debt and an unrealized gain of NOK 4,801 million. For further details, see note 30.7 to our audited financial statements in Item 18.
     The large widening of credit spreads has not had a similar impact on Eksportfinans’ assets, primarily because of the Portfolio Hedge Agreement. Unrealized losses of NOK 2,953 million in the securities portfolio have been largely offset by an unrealized gain on the Portfolio Hedge Agreement. For further details, see note 5 and 31.4 to our audited financial statements in Item 18. Further, a majority of Eksportfinans’ lending is guaranteed by third parties. In some instances, the loans are guaranteed by two parties. As a consequence, a widening of the credit spreads of the debtor will not necessarily result in unrealized losses. For further details on fair value measurement, see note 4 to our audited financial statements in Item 18.
     Other income, consisting mainly of rental income, amounted to NOK 7 million compared to NOK 8 million in 2007 and NOK 6 million in 2006.
     Salaries and administrative expenses totaled NOK 170 million in 2008, compared with NOK 152 million in 2007 and NOK 145 million in 2006, with the increase in each year due to an increasing volume of business and inflation. The increase in 2008 was mainly due to increased use of consultancy services in connection with the consequences of the financial crisis.
     Pre-tax operating result was NOK 4,660 million in 2008, compared to a loss of NOK 210 million in 2007 and a profit of NOK 217 million in 2006. The increase in 2008 was mainly due to higher net interest income and the net unrealized gain on financial instruments at fair value.
     The Company’s total taxes for 2008 was an expense of NOK 1,305 million (of which NOK 295 million was taxes payable and NOK 1,010 was change in deferred taxes), compared to an income (negative tax expense) of NOK 61 million in 2007 and NOK 58 million in 2006.
     Profit/(loss) for the year 2008 showed a profit of NOK 3,355 million, an increase of NOK 3,503 million from a loss of NOK 149 million in 2007 and a profit of NOK 159 million in 2006. The profit for the year 2008 was mainly due to higher net interest income and the net unrealized gain on financial instruments at fair value.
     Profit excluding unrealized gains and losses on financial instruments (see table below), which is a non-IFRS financial measure, amounted to NOK 376 million in 2008, an increase of 28% from 2007. The unrealized gains and losses related to the Glitnir hf exposure of NOK 508 million (at exchange rates applicable at December 31, 2008), are presented as a net unrealized loss in the financial statements, together with other changes in fair value on financial instruments at fair value. In the non-IFRS profit presentation below, these unrealized losses related to Glitnir hf have reduced the calculated non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments at fair value. The Company’s management considers profit excluding unrealized gains and losses on financial instruments to be an important measure because it provides insight into the Company’s underlying business operations without the volatility caused by fair value fluctuations.

	Year ended December 31,
(NOK millions)	2008	2007	2006

Profit/(loss) for the period	3,355	(149)	159

Net unrealized losses/(gains) (1)	(3,630)	615	116
Unrealized losses related to Glitnir hf exposure	(508)
Tax-effect (2)	1,159	(172)	(32)

Profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	376	294	243

Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	10.2%	10.6%	9.3%

(1)	For further details, see note 5 to our audited financial statements in Item 18. The amount includes the fair value reduction of NOK 508 million related to Glitnir hf (at exchange rates applicable at December 31, 2008).

(2)	28% of the unrealized items above.
     Eksportfinans declared no dividends in 2008 and 2007, compared to dividends of NOK 218 million in 2006.
     In 2008, volumes of export credits and public sector loans were record high, and the revenues from this part of the business were good. Total lending outstanding from the Eksportfinans group was NOK 139.2 billion at December 31, 2008, an increase of NOK 14.5 billion from December 31, 2007. Total disbursements of new loans from the Group in 2008 was NOK 33.3 billion, compared to NOK 39.2 billion in 2007 and NOK 35.9 billion in 2006.
     New disbursements within export-related lending were particularly related to shipping and oil and gas projects. New export-related disbursements reached NOK 25.3 billion in 2008 compared to 22.8 billion in 2007. The growth in total export-related loans outstanding was NOK 24.0 billion in 2008, equivalent to an increase of 43% since December 31, 2007. The growth in total export-related loans outstanding was NOK 14.4 billion in 2007, equivalent to an increase of 34.3% since December 31, 2006.
     Kommunekreditt disbursed NOK 8.0 billion in new loans in 2008. The decline in total loans outstanding to the municipal sector in 2008 was NOK 9.5 billion. The decline in municipal lending in 2008 was caused by a need to reprice municipal loans following the difficulties in obtaining competitive long-term financing in the international capital markets. Kommunekreditt disbursed NOK 16.4 billion in new loans in 2007. The growth in total loans outstanding to the municipal sector in 2007 was NOK 11.2 billion, equivalent to an increase of 19.6% since December 31, 2006.
     Average balance sheet and net interest income

	2008			2007			2006
	Average			Average			Average
	balance	Interest	Average	Balance	Interest	Average	balance	Interest	Average
	(NOK	(NOK	rate	(NOK	(NOK	rate	(NOK	(NOK	rate
(unaudited)	millions)	millions)%		millions)	millions)%		millions)	millions)%

Cash, bank deposit, repo with credit institution	10,278	330	3.21%	2,291	112	4.89%	1,009	53	5.29%
Municipal and county loans	64,486	4,106	6.37%	63,059	2,948	4.68%	52,801	1,554	2.94%
Export-related loans	65,912	3,840	5.83%	47,925	2,749	5.74%	35,527	1,755	4.94%
Debt securities	79,449	3,877	4.88%	66,177	3,077	4.65%	55,490	1,967	3.54%
Cash collateral	5,027	81	1.60%	724	34	4.63%	418	16	3.73%
Other related income		22			8			7

Total interest earnings assets	225,152	12,256	5.43%	180,176	8,927	4.95%	145,245	5,353	3.68%

Commercial paper	34,804	1,295	3.72%	11,859	595	5.02%	2,633	131	4.98%
Bond debt net of reacquired debt	181,507	9,738	5.36%	163,039	7,585	4.65%	137,579	4,600	3.34%
Subordinated debt and capital contribution securities	1,780	85	4.80%	1,888	111	5.90%	1,853	103	5.55%
Other debt	3,209	41	1.29%	957	52	5.41%	746	41	5.45%
Other related expenses		28			23	0.00%		20

Total interest bearing liabilities	221,300	11,187	5.04%	177,743	8,366	4.69%	142,811	4,894	3.41%

Net interest earnings (*)		1,069			561			459
Net yield on interest-earning assets (**)			0.47%			0.31%			0.32%

(*)	Difference between total interest earned and total interest expense.

(**)	Net interest earnings divided by total interest-earning assets.
     There are no non-accruing loans. For further details, see note 30.4 to our audited financial statements in Item 18.
     The average balances shown in the table are daily averages.
     Changes in net interest income — volume and rate analysis
     The following table breaks down changes in net interest income between changes in volume and changes in interest rates for the periods 2008, 2007 and 2006. Volume and rate variances have been calculated based on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	2008/2007 Change due to			2007/2006 Change due to
(NOK millions)	increase/(decrease) in:			increase/(decrease) in:
	Total			Total
	change	Volume	Rate	change	Volume	Rate
Interest receivable
Cash, bank deposits and reverse repos with credit institutions	218	390	(172)	58	67	(9)
Municipal and county loans	1,158	67	1,091	1,395	302	1,093
Export-related loans	1,092	1,032	60	993	612	381
Debt securities	800	617	183	1,110	379	731
Cash collateral	47	199	(152)	18	11	7

	2008/2007 Change due to			2007/2006 Change due to
(NOK millions)	increase/(decrease) in:			increase/(decrease) in:
	Total			Total
	change	Volume	Rate	change	Volume	Rate
Other related income	14	14		0	0	0

Total interest receivable (1)	3,328	2,226	1,081	3,574	1,285	2,288

Interest payable
Commercial paper	700	1,152	(452)	464	459	5
Bond debt net of reacquired debt	2,152	859	1,293	2,985	851	2,134
Subordinated debt and capital contribution securities	(26)	(6)	(20)	9	2	7
Other debt	(10)	122	(132)	11	11	0
Other related expenses	5	5		3	3

Total interest payable (1)	2,821	2,045	772	3,472	1,192	2,277

Movement in net interest income (Decrease)/increase in interest receivable	3,328	2,226	1,081	3,574	1,285	2,288
Decrease/(increase) in interest payable	(2,821)	(2,045)	(772)	(3,472)	(1,195)	(2,277)

Total change in net interest income	507	181	309	102	90	11

(1)	The volume and rate variances on total interest receivable and total interest payable are calculated on the total amounts, which does not add up to the total of each group of balance sheet item. This is due to the different rate of growth in volume on individual balance sheet item and the total volume.
     The Company had loan commitments at December 31 totaling approximately NOK 43 billion in 2008, NOK 39 billion in 2007 and NOK 28 billion in 2006. Commitments for government-supported loans represented approximately 58% and 42% of total commitments outstanding as of December 31, 2008 and 2007, respectively, while commercial loans represented 42% and 58% as of the same dates. For 2007 loan commitments were higher than the historical standard and further increased in 2008 due to among other factors favorable interest rates under the government-supported financing scheme, high activity in certain Norwegian export industry sectors and more demand following the decrease in banks’ lending capacities as a result of the crisis in the capital markets. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Loan Commitments”.
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
     Total loan disbursements were NOK 33,343 million in 2008 compared with NOK 39,183 million in 2007 and NOK 35,877 million in 2006. Loan disbursements for export transactions amounted to NOK 25,296 million in 2008 compared with NOK 22,785 million in 2007 and 23,597 million in 2006. Loan disbursements for municipal and county transactions in 2008 amounted to NOK 8,047 million compared with NOK 16,398 million in 2007 and NOK 12,280 million in 2006. Loan disbursements for export transactions in 2008, 2007 and 2006 also included loans acquired from shareholders amounting to NOK 2,666 million and NOK 4,715 million and NOK 4,889 million, respectively. These loans were principally U.S. dollar-denominated loans to the shipping and offshore oil and gas sectors. Loan disbursements for loans acquired from shareholders fluctuate from year to year depending on the volume of eligible loans and the banks funding requirements.
     Export-related loans accounted for NOK 80.4 billion, or 58% of total loans outstanding at December 31, 2008, as compared with NOK 56.4 billion, or 45% of total loans outstanding in 2007, and NOK 41.9 billion, or 42% of total loans outstanding in 2006. Municipal and county transaction loans accounted for NOK 58.8 billion, or 42% of total loans outstanding at December 31, 2008, as compared with NOK 68.3 billion, or 55% of total loans outstanding at December 31, 2007, and NOK 57.1 billion, or 58% of total loans outstanding at December 31, 2006.
     Export transactions
     The demand for loans from Eksportfinans is primarily driven by general macro-economic factors and the competitiveness of the loans offered. Key macro-economic factors include the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflects our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administer on behalf of the Norwegian Government. Eksportfinans experienced a continued high level of demand for new loans in 2008. In 2009 the high demand for government supported loans has continued. As a result of the new borrowing scheme with the Norwegian Government, we are also open for new loans on purely commercial terms as long as the loan complies with the OECD Consensus Agreement for export credits. As of May 2009, the demand for contract financing is still high, but fewer contracts are being concluded compared to 2008 due to, among other factors, the effects of the international economic crisis.

     In 2008, 55.6% of the total export-related loans disbursed were government-supported loans (50.7% in 2007 and 21.4% in 2006), while 43.4% were commercial loans (49.3% in 2007 and 78.6% in 2006). Government supported loans continued to increase significantly during 2008. This was due to the high activity level within the shipping and oil and gas sector, in combination with comparatively attractive officially supported CIRR interest rates and demand following the decrease in lending capacity among banks.
     In 2008, of the total loan disbursements of export transactions, ship financing represented 62.9% of the disbursements (53.9% in 2007 and 20% in 2006), capital goods represented 27.2% (28.3% in 2007 and 16% in 2006), and loans to international export-related activities represented 9.4% (17.8% in 2007 and 60% in 2006). For further details, see Item 4.B. “Business Overview — LOANS — Company Analysis of Loan — Composition of Loans”. Again, this was due to the high activity level within the shipping and oil and gas sector, in combination with comparatively attractive officially supported CIRR interest rates.
     As of December 31, 2008, loans for ship financing represented 39.4% of total export transaction loans outstanding (34.7% as of December 31, 2007 and 20% as of December 31, 2006). Loans for capital goods as of December 31, 2008 comprised 24.8% of total export transaction loans outstanding (19.1% as of December 31, 2007 and 18.6% as of December 31, 2006). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 35.8% of total outstanding export transaction loans (46.2% as of December 31, 2007 and 59.0% as of December 31, 2006). For further details, see Item 4.B. “Business Overview — LOANS — Company — Analysis of Loans — Composition of Loans”.
     Municipal and county transactions
     For further details of the sale of Kommunekreditt, see Item 4.B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt”.
     At December 31, 2008, Kommunekreditt’s total outstanding loans amounted to NOK 58.8 billion, down NOK 9.5 billion compared to December 31, 2007 and up NOK 1.4 billion compared to December 31, 2006. Repayments in 2008 amounted to NOK 17.5 billion compared to NOK 5.2 billion in 2007 and NOK 6.9 billion in 2006, with gross disbursements of new loans in 2008 equal to NOK 8.1 billion compared to NOK 16.4 billion in 2007 and NOK 12.3 billion in 2006. For the municipal/county sector in total the debt increase in 2008 is estimated to have been NOK 13 billion compared to NOK 17 billion in 2007 and NOK 11 billion in 2006.
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
     The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Our accounting policies and critical estimates and judgments are described in notes 2 and 3 to our audited financial statements in Item 18. Set forth below is a discussion of our only critical accounting policies.
     Fair value of financial instruments
     The Company generally goes through the following process to establish fair value for each financial instrument:
•	First, the Company seeks to identify current quoted prices in active markets.

•	If there are no current quoted prices, the Company seeks to identify recent transactions for the same instrument.

•	If there are no quoted prices for the same instrument, the Company seeks to identify quoted prices for another instrument that is substantially the same.

•	If there are no quoted prices, the Company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.

•	In certain instances, it is necessary for the Company to use unobservable inputs into the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.

     The fair value of the majority of the Company’s financial instruments is calculated using a valuation technique. This is partly because the loans disbursed are not traded in active markets, but also because the trading volume of those securities that are traded in secondary markets has decreased significantly.
     The methodology used for estimating fair value using a valuation technique is to calculate the expected cash flows under the terms of each specific contract, and then discount these back to present values. The expected cash flows for each contract are determined either directly by reference to actual cash flows implicit in observable market prices, or through modeling cash flows by using financial market pricing models. The valuation technique makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. These techniques use observable market prices and rates as inputs, including interest rate yield curves for substantially the full term of the asset or liability, equity and commodity prices, option volatilities and currency rates. In some instances, the input to the valuation technique is determined using a regression analysis utilizing observable market data. In certain cases, the valuation techniques incorporate a limited number of unobservable inputs,. This relates to the fair value measurement of guaranteed export loans and commercial paper debt.
     For export lending, credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Guarantee Institute. The Company believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread, including monitoring of credit ratings of guarantors and analysis of the development of initial margins over time. The spreads applied to fair value measurement of export loans are unobservable. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of the export lending portfolio by approximately NOK 120 million as of December 31, 2008.
     For commercial paper debt, credit spreads are based on initial margin relative to LIBOR at the time of borrowing. As Eksportfinans issued commercial paper at approximately the same levels close to year end as the commercial paper issued earlier in the year, no credit spread adjustment was made for the commercial paper debt. However, the spreads applied to fair value measurement of commercial paper are unobservable. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of commercial paper outstanding by approximately NOK 13 million.
     For further details on sensitivity analysis for fair value measurement using unobservable inputs, see note 4 to our audited financial statements in Item 18.
     The situation in the financial markets has made it more challenging to determine fair value of financial instruments. The Company made several improvements to its fair value measurement methodologies in 2008. These improvements primarily relate to:
•	Obtaining credit spread quotes from an increased number of price providers;

•	Development of a regression model to determine fair value of securities not traded in active markets;

•	Improved calibration of fair value measurement of derivatives against fair value estimates provided by derivative counterparties; and

•	Improved calibration of fair value measurement of own debt against prices obtained in buy backs of own debt and/or prices obtained in new debt issuances.
     The use of valuation techniques is subject to the Company’s internal control and approval procedures.
     The Company does not have securities backed by pools of U.S. mortgages and therefore has not used traded indexes of U.S. mortgages pools such as ABX or CMBX to price securities.
     For further details on fair value measurement techniques and assumptions, see note 4 to our audited financial statements in Item 18.
     Pension commitments
     For a description of the key economic and actuarial assumptions related to pension commitments, see note 3.2 to our audited financial statements in Item 18. For further information related to pension commitments, see notes 2.12 and 8 to our audited financial statements in Item 18.
     Accounting developments
     For a description of the basis of preparation and the latest development in the accounting standards, see note 2.1 to our audited financial statements in Item 18.

     B. LIQUIDITY AND CAPITAL RESOURCES
     General
     The Company finances its operations through the Company’s equity capital and through borrowings in the Norwegian and the international money and capital markets. 2008 was a challenging year in the international capital markets due to the impact of the global financial crisis. The Company successfully issued three benchmark transactions in the first half of 2008. However, long dated funding became much more expensive in the second half, due to general spread widening across the market as a whole. Although Eksportfinans successfully funded itself in the medium-term notes markets in Asia, Europe and the USA, Eksportfinans also entered into the Funding Agreement with the Kingdom of Norway whereby Eksportfinans can draw down funding with maturity of up to 5 years through 2010. This provides the Company with security whereby, should it be difficult for reasons of cost or lack of demand to raise long dated funding in the international capital markets, the Company can draw down on the government facility for an amount equivalent to qualifying export lending. Qualifying export loans are those loans which qualify under the OECD Consensus rules for government supported lending. The Funding Agreement that Eksportfinans entered into with the Norwegian Government in November 2008 did not include funding to municipalities. Due to limited access to long-term financing for Eksportfinans in the international capital markets in the autumn of 2008, the Board of Directors made a strategic decision to search for alternative solutions for Kommunekreditt, leading ultimately to the entry into the Sale and Purchase Agreement whereby Eksportfinans agreed to sell Kommunekreditt. For further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt”.
     New funding in 2008 amounted to NOK 93.7 billion through 836 individual trades, compared with NOK 80.7 billion and 889 trades in 2007 and NOK 56.5 billion and 669 trades in 2006.
     The Company considers that its working capital is sufficient for its present requirements.
     Commercial paper borrowings
     Commercial paper borrowings in 2008 were primarily made through the Company’s U.S. and euro commercial paper programs and by issuing Norwegian krone-denominated certificates in Norway. As of December 31, 2008, the Company’s commercial paper programs allowed for maximum borrowings of approximately USD 12 billion (approximately NOK 84 billion), and the combined average amount outstanding under those programs for the year was USD 2 billion (NOK 11 billion). Commercial paper borrowings (related to short-term commercial paper programs) outstanding as of December 31, 2008, 2007 and 2006 were NOK 42 billion, NOK 32 billion and NOK 6 billion, respectively.
     Bond borrowings
     In June 2006 Eksportfinans introduced eFunding, a proprietary web-based platform for the issuance and documentation of structured bond transactions. eFunding enables arranger banks to issue bonds in the Company’s name 24 hours a day, seven days a week, therefore providing investors with the ability to lock in their preferred market conditions outside Oslo business hours.
     There were 33 licensed eFunding dealers at the end of 2008, including all leading arranger banks in the Euro Medium Term Note (EMTN) market. There have been more than 37,000 price quotes since launch, of which around half were enquiries outside Eksportfinans’ working hours. The percentage of all pricing activities under Eksportfinans’ EMTN program conducted online via the eFunding platform was around 85% of the total number of price quotes/mandates issued in 2008, similar to 2007. In 2008, 61 EMTN transactions were processed through the platform, compared to 212 in 2007.
     Senior funding
     In 2008, the Company raised the equivalent of NOK 93.7 billion in notes (including structured and non-structured notes) in various currencies, compared to NOK 80,511 million in 2007. The Company made these bond borrowings through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depends, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions The Company’s total bond debt (including structured and non-structured notes) at December 31, 2008, 2007 and 2006 was NOK 225,431 million, NOK 175,530 million and NOK 154,506 million, respectively.
     Eksportfinans’ EMTN program facilitates borrowings in a variety of currencies and with different repayment structures, with any maturity as may be agreed between the Company and the relevant purchaser, and as indicated in the applicable final terms. The current size of the EMTN program is USD 30 billion program at December 31, 2008, USD 26,793 million was outstanding under this program, compared to USD 23,037 million at December 31, 2007 and USD 18,949 million at December 31, 2006.
     A U.S. medium-term note program was established in June 2004, under which USD 9,436 million was outstanding as of December 31, 2008, compared to USD 11,456 million at December 31, 2007 and USD 6,948 million at December 31, 2006.

     In the Australian market, the Company has an AUD 2,000 million medium-term note program. As of December 31, 2008, no notes were outstanding under this program.
     The Company is registered as a borrower in the domestic Japanese market through a securities registration statement providing for a primary and secondary shelf. As of December 31, 2008, JPY 75,444 million out of JPY 500 billion was drawn under the secondary shelf.
     Subordinated Loan Capital / Core Capital
     In December 1995, the Company issued JPY 15 billion of 20-year subordinated debt through a private placement in Japan. This debt is categorized as supplementary capital (lower tier II) according to Norwegian capital adequacy regulations.
     In February 2003, Eksportfinans issued GBP 50 million Non-cumulative Undated Step-Up Capital Contribution Securities (the Capital Contribution Securities). Interest is payable on the securities, subject to certain conditions, annually in arrears at a rate of 5.918% with respect to the period from and including the issue date to, but excluding, February 19, 2013. Thereafter, interest on the securities will be payable quarterly in arrears at a rate of 2.32% above three-month LIBOR. The securities may be redeemed at the option of Eksportfinans in whole on February 19, 2013 or on any interest payment date thereafter or in the event of certain tax or regulatory changes affecting Eksportfinans, in each case subject to prior approval from the Norwegian Banking Insurance and Securities Commission. The securities are listed on the Luxembourg Stock Exchange. This debt may amount to 15% of core capital according to Norwegian capital adequacy regulations. Any additional amount is defined as additional capital.
     Funding Agreement with the Norwegian State
     In order to help ensure that the Norwegian export industry has access to long-term financing of their projects in a turbulent market situation, Eksportfinans entered into an agreement with the Norwegian Government on November 26, 2008 whereby the Norwegian Government will provide funding to Eksportfinans through 2010 for financing of new export projects that qualify under the OECD Consensus Agreement for export financing. The funding from the Norwegian Government will have a maturity of up to 5 years. The Norwegian Government expressed that, given reasonable conditions, the need for financing under the agreement may be around NOK 50 billion during the period covered by the agreement. For further details, see Item 7.B. “Related Party Transactions — Funding Agreement with the Norwegian State”. No amounts have been drawn under this agreement.
     Committed Credit Line (Repo) Facilities
     Eksportfinans has entered into two Committed Credit Line (Repo) Agreements. One is with a syndicate of major owner banks consisting of Danske Bank A/S, DnBNOR Bank ASA and Nordea Bank A/S with a maximum facility amount of USD 4 billion backing the ordinary course of business. For further details, see Item 7.B. “Related Party Transactions — Committed Repo Line Agreement”. The other agreement is with Citibank with a maximum facility amount of USD 1 billion — backing the US Commercial Paper program. Eksportfinans has no access to the Repo Facility Agreement made available by the Central Bank in Norway to Norwegian banks. No amounts have been drawn under these agreements.
     Liquidity Portfolio
     We have a significant portfolio of securities, consisting of the Liquidity Reserve Portfolio and the PHA Portfolio, each as further described below. Together, these securities are also referred to as the “Liquidity Portfolio”. We make these investments in order to have a second source of liquidity in addition to our funding programs as well as to increase Eksportfinans’ interest income and returns. The securities consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated asset-backed securities and some bonds issued by unrated Norwegian savings banks.
     Liquidity Reserve Portfolio. The Liquidity Reserve Portfolio was established in the first half of 2008 after the entry into the Portfolio Hedge Agreement and had a market value of approximately NOK 33,7 billion as of December 31, 2008. The portfolio consists of senior bonds issued by banks with short maturities and an average rating of A+. The primary purpose of the Liquidity Reserve Portfolio is to provide a liquidity buffer in scenarios where funding cannot be secured according to plan. It can also be used as a buffer for fluctuations in the cash flow profile, due to either unexpected prepayment on the asset side or liabilities maturing early due to structured funding calls/triggers being activated. The Company invests in money market instruments, such as commercial paper, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds and asset-backed securities. The issuers of securities or deposit-taking institutions accepted by Eksportfinans for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”.
     PHA Portfolio. The underlying securities of the PHA Portfolio had a market value of approximately NOK 74.4 billion as of December 31, 2008 (approximately NOK 80 billion as of December 31, 2007) and consists of approximately 60% senior bonds from banks, agencies and treasuries with an average rating of AA-. The remaining 40% of the portfolio consists of asset backed securities (ABS) with an average rating of AAA, the highest rating. ABS are securities that are based on pools of assets such as mortgage loans or student loans, or collateralized cash flows from a specified pool of underlying assets. The issuer is usually a special purpose vehicle that has purchased the underlying assets from an originator of the assets. In most cases, the ABS transactions are divided into tranches of varying seniority. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.
     The Company maintains these substantial liquidity reserves in the form of financial investments based on its funding and on repayments of loans with shorter maturity than the underlying funding. Management believes that this funding match helps to ensure that the Company, to a large extent, has sufficient funds to cover loan approvals given for future disbursements, particularly given the ability to repo certain portions of the portfolio. Consequently, management believes the Company maintains a satisfactory liquidity position in funds of varying maturities.
     Eksportfinans does not have any step-up coupon features on our structured debt. However, the credit quality of the swap counterparty or Eksportfinans may impact the cash collateral transfers, as threshold, minimum transfer amount etc. are rating based.
     From an accounting perspective, the Liquidity Portfolio can be divided into the “Trading portfolio” and “Other securities at fair value through profit and loss” as specified in the table below. The Trading portfolio consists of securities which are traded on a regulated market and which have been acquired for trading and yield-enhancement purposes.

Market value of securities		As of December 31,
(NOK millions)		2008	2007	2006

Liquidity Reserve Portfolio	Trading portfolio	33,032	—	—
	Other securities at fair value through profit and loss	702	—	—

PHA Portfolio	Trading portfolio	30,482	29,380	25,247
	Other securities at fair value through profit and loss	43,922	50,753	38,673

Total		108,138	80,133	63,920

     The securities in the Liquidity Portfolio are measured at fair value. Fair value is established as described in note 4 to our audited financial statements in Item 18. Credit spread sensitivity is described in note 31.3 to our audited financial statements in Item 18.
     The following table sets forth with respect to the Liquidity Portfolio the maturities of the note debt (including subordinated debt and Capital Contribution Securities, and after deducting the carrying amount of debt securities repurchased by Eksportfinans), loans and long-term investments as of December 31, 2008, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2008, plus the difference between the amounts of maturing loans/investments and the amounts of maturing bond debt) based on bond debt/long-term investments and loans outstanding at such date. The amounts are based on estimated maturities.

			Long-Term
	Long-Term	Loan	Investments
	Debt Maturing	Receivables	Maturing (PHA	Cumulative
Year	(4)	Maturing (5)	Portfolio) (6)	Liquidity
		(NOK millions)
Short-term liquidity at December 31, 2008 (1)				24,101
2009	59,846	34,247	13,507	12,009
2010	37,854	11,630	17,377	3,161
2011	29,582	14,220	16,593	4,393
2012	12,500	11,092	16,571	19,555
2013 (2)	18,185	7,682	6,553	15,606
2014	11,522	9,445	3,239	16,767
2015 (3)	6,665	7,635	516	18,253
2016	9,734	4,852	1,449	14,820
2017	11,296	2,043	1,347	6,914
2018	3,950	4,210	328	7,501
Thereafter	33,230	32,447	987	7,705

Total	234,364	139,501	78,467	7,705

(1)	Short-term liquidity is comprised of the sum of our Liquidity Reserve Portfolio, deposits, commercial paper funding, cash collateral, derivatives and mark-to-market adjustments.

(2)	Includes the GBP 50 million Capital Contribution Securities, which are redeemable from February 19, 2013.

(3)	Includes the JPY 15 billion subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations.

(4)	Net of our repurchases of own debt securities. The column includes single- and multi-callable issues. These issues have been categorized by expected maturity.

(5)	Long-term loans with adjustable rates make up a large portion of Kommunekreditt’s loans. Kommunekreditt may change the rate of interest with 14 days’ notice, upon which the borrower may accept the new interest rate or repay the loan. Loans with fixed interest rates may be subject to extraordinary repayments at the end of the agreed period. (For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Type of Financing” and “Business Overview — LOANS — Municipal Lending — Types of Financing”.) Due to the terms and conditions related to the interest rate structure and option to terminate, the funding of these loans has maturities that match the expected maturity. In this table these loans are classified in maturity bands using expected maturity.

(6)	Represents principal outstanding amount and accrued interest of investments in the PHA Portfolio
     We anticipate that a portion of our cumulative liquidity will in the future be invested in new long-term assets and also that we will undertake further financing.
     Capital Adequacy
     Capital adequacy is calculated in accordance with regulations promulgated by the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview — SUPERVISION AND REGULATION”. Under these regulations, the capital adequacy requirement is 8%. As of December 31, 2008, Eksportfinans’ capital adequacy ratio was 11.6%, compared with 9.6% on December 31, 2007 and 12.2% on December 31, 2006. The core capital adequacy ratio was 8.1% at December 31, 2008, compared to 6.3% at December 31, 2007 and 8.3% at December 31, 2006. The decline in 2007 was principally due to unrealized losses in the Liquidity Portfolio and to balance sheet growth. The positive results in 2008, excluding profit on own debt due to credit spread widening, the issuance of new share capital of NOK 1.2 billion in the first quarter of 2008, and the offsetting effect from the Portfolio Hedge Agreement, significantly improved the capital adequacy ratios. The capital adequacy and core capital adequacy ratios at December 31, 2008 are based on IFRS accounts and IFRS adjusted capital adequacy requirements from the Norwegian authorities. Capital adequacy ratios for 2006 have not been recalculated accordingly.
     On March 13, 2008, the General Assembly voted to increase the share capital by NOK 1.2 billion through the issuance of new share capital from its owners. The unrealized losses in the Liquidity Portfolio served as the background for the issuance. The increase was contributed by the existing shareholders on a pro rata basis in March 2008. As of December 31, 2007, Eksportfinans’ capital adequacy ratio was 9.6%. As of March 31, 2008, Eksportfinans’ capital adequacy ratio was 10.9%. As of December 31, 2008, Eksportfinans’ capital adequacy ratio was 11.6%.
     In March 2008, Eksportfinans’ major private shareholders signed the Portfolio Hedge Agreement with Eksportfinans, whereby the banks undertook to hedge against further market value decline after February 29, 2008. The agreement has also been signed by the Norwegian Government and the majority of the remaining private shareholders. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.
     The tables below give details of the Company’s risk capital, risk-weighted balance sheet and off-balance sheet items at December 31, 2008 and 2007:

     Risk capital

	Year ended December 31,
(NOK millions and as percentage of risk-weighted assets and off-
balance)	2008		2007		2006

Share capital	2,771		1,594		1,594
Share premium reserve	177		162		162
Other equity	4,260		906		845

Total equity	7,208		2,662		2,601

Capital contribution securities	506		381		453
Deductions	3,900		523		36
Additions	12		20		0

Total core capital:	3,826	8.1%	2,540	6.3%	3,018	8.3%

Subordinated debt	1,628		1,129		1,251
Capital contribution securities not included in core capital	—		160		157
Deductions	—		—		—
Additions	46		46		—

Additional capital:	1,674	3.5%	1,335	3.3%	1,408	3.9%

Total risk capital	5,500	11.6%	3,875	9.6%	4,426	12.2%

Risk-weighted balance sheet and off-balance sheet items

	Year ended December 31,
(NOK millions)	2008		2007		2006
	Book	Weighted	Book	Weighted	Book	Weighted
	value	value	value	value	value	value

Loans to and receivables due from credit institutions	36,188	7,238	27,334	5,467	9,409	1,700
Loans to and receivables due from customers	112,751	18,600	98,777	17,583	90,314	18,890
Securities	108,137	15,617	80,133	14,119	63,540	12,219
of which held for trading	63,514	6,835	29,380	5,705	25,247	4,665
Financial derivatives	27,294	2,092	9,744	2,085	—	—
Other assets	12,531	2,562	2,732	667	1,920	362

Total assets on balance	296,901	46,109	218,720	39,921	165,183	33,171

Off-balance sheet items		690		606		3,193
Operational risk		447		—		—
Foreign currency exchange risk		79		40		40

Total risk-weighted assets		47,325		40,567		36,404

     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     Eksportfinans has developed a platform called “eFunding” for a straight-through process of funding transactions with the goal to automate the process and reduce administrative resources and operational risks. See “Item 5.B. — Liquidity and Capital Resources — Bond borrowings”.
     D. TREND INFORMATION
     General
     Since 2006, there has been an increase in the total number and volume of loan applications received by the Company. This increase has been due, among other causes, to the high price of oil, which has led to an increase in the demand for offshore supply vessels and equipment for the oil and gas sector, favorable terms for the government supported financing scheme and the current need for liquidity in the loan market. However, the lending forecast has become more uncertain due to the negative effects following the crisis in the international financial markets, which negatively affects both the real economy and the financial markets.
     Lending
The trend towards increased numbers of applications and increased average application amounts continued through 2008. The volume of new applications shows a decreasing trend in 2009 as a result of the international economic crisis and a downturn in the business cycle. More applications have come from Norway’s maritime industries, including the oil and gas sector given the high oil prices in early 2008, and especially also for the financing of ships built at Norwegian yards given the Norwegian Government supported CIRR interest rate available for financing of ships. We might approach a point of saturation and, especially for the Norwegian shipyards, problems related to cost-increases and delays in receiving necessary parts from sub-contractors could cause a problem for their future competitiveness, which would be expected to decrease demand for our lending.

Lower oil prices will reduce new building of ships for the offshore oil and gas sector. In turn, this will reduce demand for financing from Eksportfinans. Projects financed by Eksportfinans are located in more than 60 countries. Except for ship financing, most projects are located outside the OECD area. Eksportfinans’ overall experience is that increases or decreases in loan applications are of a cyclical nature and depend on factors such as interest rate development of important currencies like USD and NOK, the Norwegian economy, the world economy and other factors of importance to international trade.
     Kommunekreditt continues to offer a range of products and services. In the years 2002-2007, average growth in outstanding loans averaged more than 16% annually, but decreased 14% in 2008. Although refinancing of existing loans has been an important contributor to the growth, the main increase in outstanding loans is based on increases in the total market size. As stated in Item 4, we believe that the municipal lending market is likely to continue to grow in the years ahead, but the growth rate may slow down slightly compared to the years 2004 to 2008, when the average was approximately 7% annually. We estimate the total market as at December 31, 2008 to be NOK 260 billion (USD 37 billion). For further details on Kommunekreditt, see Item 4.B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt”.
     Funding
     Between 2003 and 2007, Eksportfinans experienced a reduction in its overall funding cost both in the public markets and in the issuance of structured notes. The Company’s focus on improving its flexibility and visibility as a frequent issuer in the structured EMTN and US medium-term note markets was a significant contributor to this success. Since the global financial crisis hit the markets in the fall of 2007, Eksportfinans has seen an increased cost of funding. This is in part due to a general trend in the market where issuers in general are having to pay increased levels for funding and in part due to the change in Eksportfinans’ ratings from the three major ratings agencies. For further details, see Item 3.D. “Risk Factors — Recent and further ratings downgrades may increase our funding costs and substantially reduce our earnings”.
     E. OFF BALANCE SHEET ARRANGEMENTS
     Except as disclosed under Item 5.F. “Contractual Obligations and Contingent Commitments”, the Company has not entered into any transactions, arrangements or other relationships with unconsolidated entities or other persons that have or are reasonably likely to have a current or future material effect on liquidity or the availability of or requirements for capital resources. The Company invests in asset backed securities issued by other entities, however these investments do not provide exposure to the majority of the benefits and therefore to the risks incident to the activities of the entities. Eksportfinans has relationships with variable interest entities in the form of fully guaranteed lending to certain special purpose entities. Given the fully guaranteed nature of this lending, management does not consider consolidation of these entities to be reasonably possible.
     F. CONTRACTUAL OBLIGATIONS AND CONTINGENT COMMITMENTS
     The table below gives details of the contractual long-term obligations and commercial commitments of the Company as of December 31, 2008.

(NOK millions)	Payments due by period
			From 1 year	From 3 years
		Up to and	up to and	up to and
		including 1	including	including	After
Contractual obligations	Total	year	3 years	5 years	5 years

Bond debt	236,931	111,322	66,217	29,875	29,517
Operating leases	2	1	1	—	—
Other liabilities (1)	10,312	9,238	325	317	432

Total	247,246	120,561	66,543	30,192	29,949

(NOK millions)	Amount of commitment expiration per period
			From 1 year	From 3 years
		Up to and	up to and	up to and
		including	including	including	After 5
Other commercial commitments	Total	1 year	3 years	5 years	years

Commercial loan commitments	21,093	14,090	7,002	—	—
Financial guarantees	3,566	625	304	2,573	64

Total	24,659	14,716	7,306	2,573	64

(1)	Payments due after one year represent deferred taxes.
     Information on the nature of the Company’s operating lease commitments is provided in note 6 to our audited financial statements in Item 18.

     Our commercial commitments are explained in note 32.3 to our audited financial statements in Item 18.
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     A. DIRECTORS AND SENIOR MANAGEMENT
     The directors and the principal executive officers of Eksportfinans as of December 31, 2008 were:

Name	Title
Geir Bergvoll	Chairman of the Board and Director
Carl Erik Steen	Vice Chairman of the Board and Director
Thomas F. Borgen	Director
Live Haukvik Aker	Director
Tor Østbø	Director elected by the employees
Bodil Hollingsæter	Director
Marianne Heien Blystad	Director
Tor Bergstrøm	Director
Torgeir Haugland	Alternate Director elected by the employees
Gisele Marchand	President and Chief Executive Officer
Arnulf Arnøy	Managing Director of Kommunekreditt and Deputy to President & CEO in Eksportfinans
Olav Tore Breilid	Executive Vice President, Risk Management and Operations
Jens Olav Feiring	Executive Vice President & General Counsel
Geir Ove Olsen	Executive Vice President, Financial Control
Elise Lindbæk	Executive Vice President, Head of Staff
Olav Einar Rygg	Executive Vice President, Lending
Oliver Siem	Executive Vice President, Treasury
Update of the members of the Board of Directors as of April 2, 2009
     On April 2, 2009 the Council of Representatives elected the following persons as members of the Board of Directors:
     Mr. Geir Bergvoll as Director and Chairman of the Board. His term expires in 2011.
     Mr. Thomas F. Borgen as a Director. His term expires in 2011.
     Mr. Carl Erik Steen as a Director and as Vice Chairman of the Board. His term expires in 2011.
     Ms. Bodil Palma Hollingsæter as a director. Her term expires in 2011.
     Ms. Marianne Heien Blystad as a director. Her term expires in 2011.
     Ms. Live Haukvik Aker as a director. Her term expires in 2011.
     Mr. Tor Østbø as a director elected by the employees. His term expires in 2011.
     Mikael Mogensen as alternate director elected by the employees. His term expires in 2011.
     Mr. Geir Bergvoll is head of the M&A Division of DnB NOR Bank and has 25 years of diversified management experience in the Norwegian banking sector.
     Mr. Thomas F. Borgen is President and CEO of Danske Bank A/S (Fokus Bank) and has 20 years of management experience in banking and finance.
     Mr. Carl Erik Steen is head of the Shipping, Oil Services and International Division at Nordea Bank Norge ASA and has 25 years of management experience in international banking.
     Ms. Bodil Palma Hollingsæter became a member of the Board of Directors in 2004. She is a Regional Director for Nord-Møre at Sparebanken Møre. Ms. Hollingsæter holds directorships with Ålesund og Giske Tunnel- og Bruselskap AS, Møre Eiendomsmegling and Molde Næringsforum.
     Ms. Live Haukvik Aker became a member of the Board of Directors in 2004. She was President and CEO of Goodtech ASA from 2001 until January 1, 2006. She was CFO at Tandberg Data ASA until 2007. She holds directorship with Borgestad AS.
     Mr. Tor Østbø was elected by the employees to become a member of the Board of Directors in 2005. He is a Senior Vice President of Eksportfinans ASA, where he has been employed since 1982.

     Mr. Torgeir Haugland was elected by the employees to become an alternate member of the Board of Directors in 2007 and his term expired in April 2009. He is a Senior Vice President of Kommunekreditt Norge AS, where he has been employed since 2005. Mr. Haugland was replaced as alternate director by Mr. Mogensen in 2009.
     Mr. Mikael Mogensen was elected by the employees to become an alternate member of the Board of Directors in 2009 and his term expires in 2011. He joined Eksportfinans in June 2007 as Senior Vice President and Head of Investments.
     Mr. Tor Bergstrøm became a member of the Board in 2007. Mr. Bergstrøm is Executive Vice President of Anders Wilhelmsen & CO AS and has broad experience in industrial as well as finance enterprises. He is the Chairman of the Board of A Wilhelmsen Capital AS.
     Ms. Marianne Heien Blystad is an Attorney at Law of Ro Sommernes Advokatfirmaet DA. Ms Heien Blystad has apart from the legal profession experience in shipping. She holds directorships with Aker Philadelphia Shipyards ASA, Orkla AS and Songa Shipping.
     Mrs. Gisele Marchand joined the Company January 1, 2008 as President and CEO. Mrs Marchand comes from the position of CEO of the Government Pension Fund (2003—07). Prior to being CEO of the State Pension Fund she was President and CEO of the Batesgroup A/S (2000—02). She has held several top positions with Den norske Bank, among others as Group Head of Retail and Corporate Division and Corporate Division for Small and Medium sized Businesses (1990—2000). Mrs. Marchand is member of the Board of Directors at Norske Skogindustrier ASA (where she is also chairperson of the Audit Committee), Oslo Børs Holding ASA (Deputy Chairperson), Scandinavian property Development ASA (Deputy Chairperson), Giek Kredittforsikring AS, Flyktningehjelpen and Kommunekreditt Norge ASA (Chairperson).
     Mr. Jens O. Feiring joined Eksportfinans in 1974 as Legal Advisor. Since 1981, he has served as an Executive Vice President, Legal Section. Effective April 1, 2002, he was appointed Deputy Chief Executive Officer and served in that capacity until April 2005. Mr. Feiring is Executive Vice President and General Counsel and head of Group Legal & Compliance.
     Mr. Olav Tore Breilid joined Eksportfinans in 1995 as a Senior Vice President in the Treasury Section. He was appointed Executive Vice President and Head of Treasury Section effective April 1, 2002. Effective January 1, 2007 the Treasury Section was split in two. One section, Risk Management and Operations, was made responsible for the internal bank, asset composition, documentation, back-office and risk management. The other section, Treasury, was made responsible for activities including funding, debt investor marketing and investment. Mr. Breilid is head of Risk Management and Operations. Mr. Breilid resigned his position on May 1, 2009. Effective the same date, Mr. Christian Grøm was appointed Executive Vice President and head of Risk Management.
     Mr. Geir Ove Olsen joined Eksportfinans in November 2008 as Executive Vice President, Financial Control, replacing Ms. Cecilie Haarseth, who resigned her position in September 2008. Mr. Ove Olsen comes from the position of CFO in Toyota Kreditbank GmbH, Norway, a position he has held since 1997. He has previous working experience from Dyno Industrier ASA, Sentralskattekontoret for storbedrifter (“Inland Revenue Service — Major Corporations”) and Puget Sound Bank in Seattle, United States.
     Mr. Arnulf V. Arnøy, Executive Vice President, joined Eksportfinans in 1991 and was responsible for risk management, analysis and control of credit risk and credit exposure from 1991 to 1998. He became Head of Strategic Planning and Development/IT and Information Section in 1999, and from December 2003 until December 31, 2005, he was Head of Lending and Strategic Planning. On January 1, 2006 he was appointed as President and Chief Operating Officer in Kommunekreditt Norge AS, Head of Strategy & Planning and Deputy to the CEO of Eksportfinans ASA. With effect from January 1, 2008 Mr. Arnøy discontinued his position as Deputy to the CEO of Eksportfinans and effective May 7, 2009 when Eksportfinans signed an agreement to sell Kommunekreditt Norge ASA, Mr. Arnøy discontinued his functions on the Management Board.
     Mrs. Elise Lindbæk joined Eksportfinans in 1991 as a manager in the Export Lending Department. She worked in the Treasury Department in 1996-1997 and returned to the Lending Department until 1999, when she joined the Communications Department. Mrs. Lindbæk was appointed Senior Vice President and Head of Corporate Communications in 2003 and effective from April 2005, Mrs. Lindbæk is secretary to the Board of Directors. In 2008 she became Executive Vice President, Head of Staff.
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

     On May 1, 2009 Mr. Christian Grøm was appointed Executive Vice President and head of Risk Management. Effective the same date, Mr. Olav Tore Breilid resigned his position. Mr. Grøm worked with Elkem as (a Norwegian industrial conglomerate) as Vice-president Financial Department (Controller and Strategy) from 1981-1988), with IKO Strategi (a management consulting company) with his main focus on the financial sector from 1988-1990, with Sparebanken NOR (Union Bank of Norway) from 1990-2004 where he held position as Deputy General Manager London Branch, Avanse Forvaltning (Fund Management Company) and Vice President/Director Financial department. (Controller, Strategy and Risk Management) and with DnB NOR from 2004-2008 as Senior Vice-president Corporate Strategy and as Senior Vice-president for risk analysis at corporate level.
     Eksportfinans believes there are no family relationships between any of the above officers or directors, nor are there any arrangements or understandings under which any of these officers or directors were elected to serve. Certain of Eksportfinans’ directors are also directors and/or officers of certain of Eksportfinans’ shareholders.
     Mr. Bergvoll, Mr. T. Borgen, Mr. Steen and Ms. Bodil Palma Hollingsæter are owners’ representatives at the Board of Directors.
     B. COMPENSATION
     For further details, see note 35 to our audited financial statements in Item 18.
     The Funding Agreement entered into with the Norwegian Government places certain limits on executive compensation, as discussed in Item 7.B. “Related Party Transactions”.
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
     Executive Management
     The President has responsibility for the day-to-day conduct of Eksportfinans’ business, subject to standing instructions issued by the Board of Directors and approved by the Council of Representatives. The President of Eksportfinans is empowered to grant loans of up to NOK 400 million. Credits may be approved by the President in amounts greater than NOK 400 million upon prior notification to the Board of Directors. The President has established a Group Management Board consisting of Mr. Christian Grøm, Executive Vice President, Mr. Jens Olav Feiring, Executive Vice President, Mr. Olav Einar Rygg, Executive Vice President, Mr. Geir Ove Olsen, Executive Vice President, Mrs. Elise Lindbærk, Executive Vice President and Mr. Oliver Siem, Executive Vice President, which meets on a regular basis.
     The Board of Directors appoints executive officers to serve until resignation, death or removal by the Board.
     Council of Representatives
     The senior supervisory body of Eksportfinans is the Council of Representatives, which acts in a general way as a supervisory body meeting twice a year, and appoints members of the Board of Directors and the Company’s auditors.
     The Council of Representatives has 12 members and six alternates. The shareholders of the Company elect seven members and two alternates. One member and one alternate are appointed by and among the employees. The Council members and alternates serve for two-year terms.
     Seven members of the Council of Representatives or their alternates constitute a quorum, and action by the Council requires a vote of half of the members (or alternates) present.
     As of December 31, 2008, the following persons served as members of the Council of Representatives:
     Frode Alhaug became a member of the Council of Representatives in 2003. He was elected Chairman the same year. His term expires in 2010.
     Sandra Riise became a member of the Council of Representatives in 2001. In 2008 she became a Vice Chairman. Her term expires in 2010.

     Kristin Normann became a member of the Council of Representatives in 1997. She has served as Vice Chairman from 1999 — 2008. From 2008 until her term expires in 2010 she is a member.
     Ottar Brage Guttelvik became a member of the Council of Representatives in 2008. His term expires in 2010.
     Harry Konterud became a member of the Council of Representatives in 2002. His term expires in 2010.
     Trond Tostrup became a member of the Council of Representatives in 2005. His term expires in 2010.
     Eldbjørg Sture was elected a member in 2007. Her term expires in 2010.
     Finn Haugan became a member of the Council of Representatives in 2005. His term expires in 2010.
     Jørn Pedersen became an alternate member of the Council of Representatives in 2001. In March 2006 he became a member. His term expires in 2010.
     Gro Elisabeth Lundevik became a member of the Council of Representatives in 2001. Her term expires in 2010.
     Elisabeth Krokeide became a member of the Council of Representatives in 2001. Her term expires in 2010.
     As of December 31, 2008, the following persons served as alternate members of the Council of Representatives:
     Kjell Ove Bratseth became an alternate member of the Council of Representatives in 2003. His term expires in 2010.
     Toril Eidesvik became an alternate member of the Council of Representatives in 2006. Her term expires in 2010.
     Tone Lunde Bakker became an alternate member of the Council of Representatives in 2006. Her term expires in 2010.
     Jens Olav Næsguthe became an alternate member of the Council of Representatives in 2006. Her term expires in 2010.
     Arvid Jensen became an alternate member of the Council of Representatives in 2006. His term expires in 2010.
     Jostein Djupvik became an alternate member of the Council of Representatives in 2006. His term expires in 2010.
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
     As of December 31, 2008, the following persons served on the Control Committee:
     Kristin Normann became a member of the Control Committee in 1997. She has served as Vice Chairman from 1997, as Chairman from 2003. Her term expires in 2010.
     Eldbjørg Sture, became an alternate member of the Control Committee in 2007, and was elected as a member and Vice Chairman. Her term expires in 2010.
     Ottar Brage Guttelvik became a member of the Control Committee in 2008, and his term expires in 2010.
     Kjell Ove Bratseth was re-elected as an alternate member in 2007 and his term expires in 2010.
     Independent auditors audit the accounts of the Company annually. The independent auditors are state-authorized public accountants appointed by the Council of Representatives. The Council of Representatives reviews the audited accounts, and the shareholders of the Company approve the audited accounts at the annual general meeting. The auditors of the Company are at present the Public Company Accounting Oversight Board-registered firm PricewaterhouseCoopers AS.
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

     The Board of Directors has formed an Audit Committee, which operates pursuant to a charter approved by the Board of Directors. The Audit Committee has been appointed by the Board of Directors to assist the Board in monitoring:
•	the integrity of the Company’s financial statements,

•	the independent auditor’s qualifications and independence,

•	the performance of the Company’s internal audit function and independent auditors and

•	the compliance by the Company with legal and regulatory requirements.
     As of December 31, 2008, the Audit Committee consisted of Geir Bergvoll, Live Haukvik Aker and Bodil Hollingsæter. Since April 3, 2008, Mr. Geir Bergvoll acted as the financial expert, independent of management and Chair of Audit Committee.
     The Audit Committee has reviewed and discussed the audited financial statements with management. The Audit Committee has received the disclosure and letter from the independent accountants required by applicable requirements of the U.S. Public Company Accounting Oversight Board regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent accountants the independent accountants’ independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in this annual report on Form 20-F for filing with the SEC.
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
     The funding agreement entered into with the State places certain limits on executive compensation, as discussed in Item 7.B. “Related Party Transactions”.
     D. EMPLOYEES
     As of December 31, 2008, the Company had 110 employees, all of whom are located in Norway.

Employees	Eksportfinans	Kommunekreditt	Total

2004	96	10	106
2005	81	13	94
2006	87	13	100
2007	88	15	103
2008	96	14	110

     E. SHARE OWNERSHIP
     As of the date of this annual report, no director, executive officer, member of the Council of Representatives or Control Committee owned shares in the Company. No options to purchase equity securities from the Company were outstanding as of that date.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
     A. MAJOR SHAREHOLDERS
     There are two classes of shares, our common shares and the preference share granted to the Norwegian Government. Each share in Eksportfinans, including the preference share granted to the Norwegian Government, represents one vote.
     As of the date of this annual report, the following shareholders owned Eksportfinans’ common share capital:

	No. of
	Common
Shareholder	Shares	%
DnB NOR Bank ASA	105,557	40.00
Nordea Bank Norge ASA	61,246	23.21
The Norwegian State	39,587	15.00
Danske Bank A/S (Fokus Bank)	21,348	8.09
23 other banks	36,176	13.70

Total	263,914	100.00
     On September 11, 2001, the Norwegian Government acquired a 15% stake in Eksportfinans through a new issuance of shares. Because the Norwegian Government is a shareholder in certain of the Company’s other direct shareholders, the Government’s direct and indirect shareholding is approximately 49%. In connection with a funding agreement, described below in Item 7.B. “Related Party Transactions”, the Company issued one preference share to the Norwegian Government, at a nominal value of NOK 10,500. The share constitutes a separate preference share that grants certain dividend rights. For further details, see Item 7.B. “Related Party Transactions — Funding Agreement with the Norwegian State”.
     As of the date of this annual report, commercial and savings banks own 85% of Eksportfinans’ outstanding share capital.
     DnB NOR Bank ASA, Nordea Bank Norge ASA, Danske Bank A/S (Fokus Bank ASA), and two minority shareholders holding an aggregate of 71% of the shares of Eksportfinans have entered into a shareholders’ agreement among themselves providing for mutual rights of first refusal in the event that any one or more of them desires to dispose of its shares in the Company.
     B. RELATED PARTY TRANSACTIONS
     In the normal course of business, certain shareholders (for further details, see Item 7.A. “Major Shareholders”) extend guarantees in connection with loans made by Eksportfinans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”. This includes the Norwegian Government, which directly holds 15% of our outstanding shares and also indirectly or directly guarantees some of the loans we make. For further information on the composition of guarantees, see Item 4.B. “Business Overview — LOANS — Company — Analysis of Loans — Credit Support, Credit Monitoring and Assessment”. The borrowers pay commissions in consideration of such guarantees directly to the shareholders.
     The 108 Agreement
     Under the 108 Agreement, the Norwegian Government guarantees Eksportfinans a fixed profit margin between revenues on loans and costs on borrowings covered by the agreement. This is achieved by fixing reference rates on all borrowing and lending covered by the agreement. For further details, see discussion under Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”.
     Transactions with Shareholder Banks
     Eksportfinans from time to time also enters into agreements to acquire loans from shareholders and some other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for these purchases. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2008, 2007 and 2006, Eksportfinans acquired loans from its shareholders amounting to NOK 2,666 million, NOK 4,715 million and NOK 4,889 million respectively.

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
     From time to time Eksportfinans’ shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholder’s behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, indemnifying Eksportfinans for any liability that may arise under the Eksportfinans guarantee. The request for a guarantee is due to the need for a guarantee given by a highly-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’ shareholders is permitted by the Articles of Association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 1,088 million, Eksportfinans has recourse to such shareholders with full payment indemnification. The commercial effect is that the selling bank retains the risk premium associated with the credit in return for issuing the guarantee, while Eksportfinans earns a margin comparable to that received on its other commercial loans.
     In addition, in the normal course of business, Eksportfinans deposits funds and engages in other transactions with its shareholder banks on normal commercial terms. As of December 31, 2008, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 815 million. These transactions were recorded on market terms.
     Total outstanding transactions with related parties on the last three year’s balance sheet dates are disclosed in note 34 to the financial statements in Item 8.
     In connection with Eksportfinans’ lending activity, as of December 31, 2008, our shareholders had provided guarantees for an amount of NOK 16,401 million. The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.
     The transactions with related parties described above were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and did not involve more than the normal risk of collectibility or present other unfavorable features.
     The Portfolio Hedge Agreement
     Due to the instability in the international credit markets and the unrealized losses incurred in 2007 and in the first quarter 2008, in March 2008, Eksportfinans entered into the Portfolio Hedge Agreement with most of its owner banks for the purpose of stopping further value decrease of its Liquidity Portfolio. Eksportfinans’ shareholders unanimously approved the Portfolio Hedge Agreement on April 3, 2008.
     Pursuant to the Portfolio Hedge Agreement, all of the securities in the portfolio held as of February 29, 2008, i.e., the PHA Portfolio, were marked-to-market. The difference between the mark-to-market value and the nominal value of the securities was calculated. The PHA Portfolio will be valued annually on the same date. On each annual valuation date, the PHA Portfolio will be marked-to-market. If the market value on an annual valuation date is less than the value of the immediately preceding valuation date, then the shareholders participating in the Portfolio Hedge Agreement will pay to Eksportfinans an amount equal to the difference. If the market value is higher than the market value on the immediately preceding valuation date, then Eksportfinans will pay the difference to the participating shareholders. The first valuation date is February 28, 2011.
     The total commitment payable to Eksportfinans by the shareholders under the agreement is NOK 5 billion. Any payment made by the participating shareholders under the agreement will be deducted from the committed amount. Any amount paid by Eksportfinans will have no effect on the total committed amount. As of December 31, 2008, approximately NOK 2.6 billion of commitments had been utilized under the Agreement.
     The final valuation date is the date being the earlier of either the last maturity date of the securities in the PHA Portfolio or the date on which all securities have either been redeemed, repaid or disposed of or where a loss has been declared following the issuer’s insolvency.
     Pursuant to the agreement, Eksportfinans pays a monthly NOK 5 million fee to the parties to the agreement.
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

     Committed Repo Line Agreement
     Eksportfinans’ major owner banks DnB NOR Bank ASA, Nordea Bank AB and Danske Bank A/S have extended a committed credit line of USD 4 billion for repo purposes to Eksportfinans to provide what management considers to be sufficient liquidity buffers for the Group. The facility was entered into in June 2008 and has a 12 month maturity with the possibility of extension, which Eksportfinans expects to occur in June 2009. Eksportfinans has not yet utilized this credit facility.
     Eligible assets for this agreement are defined according to the standards in the Global Master Repurchase Agreement, i.e. securities and financial instruments, other than equities and Net Paying Securities.
     Funding Agreement with the Norwegian State
     Due to the international credit crisis, Eksportfinans announced in the last quarter of 2008 that it was unable to commit to loans under the 108 Agreement with the Norwegian Government. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”. On November 26, 2008 Eksportfinans entered into an agreement with the Norwegian State. The agreement gives Eksportfinans the opportunity to obtain funding from the Norwegian Government in through 2010 for financing of export projects that qualify under the OECD Consensus Agreement for export financing. The funding from the Norwegian Government will have a maturity of up to 5 years. The Norwegian Government has stated that given reasonable conditions, the need for financing under the agreement may be around NOK 50 billion and Parliament has allocated in its budget an amount of NOK 20 billion for 2009.
     The agreement required the issuance of one preference share to the Norwegian Government, at a nominal value of NOK 10,500, which has occurred. The share constitutes a separate preference share that grants the right to a yearly dividend of 22.5% of the Company’s profit for the year, within the calculated base of regulatory limited dividend. According to the agreement, the base will exclude the reversals of loan losses incurred before January 1, 2009, and profit/(loss) from Kommunekreditt Norge AS. Dividends from the preference share shall, to the extent compatible with prudent and sound business practices and under due considerations to the Company’s solidity, be made as cash dividend. Alternatively, such dividend can be made in the form of issuance of new, ordinary shares in accordance with the terms which applied at the increase of the share capital in 2008.
     Eksportfinans will redeem or buy the preference share at nominal value as soon as Eksportfinans has presented its annual accounts and disbursed the dividends for the Preference Share for the accounting year in which all loans issued by the State in accordance with this agreement have been fully repaid.
     Disbursements, including dividends, on shares other than the preference share, are contingent upon consent from the State as long as Eksportfinans has loans issued by the State under this agreement. However, Eksportfinans may freely make allocations or disburse dividends to the extent this stems from sale of and/or dividend/group contribution from Kommunekreditt AS and companies in the same group as Eksportfinans.
     Until December 31, 2010, wages and other benefits to senior executive employees in Eksportfinans may not be increased. During this period, senior executive employees may not accumulate or receive bonuses, except for bonuses accumulated before November 1, 2008 in accordance with agreements entered into before this date. Wages, other benefits and any bonus schemes to senior executive employees after December 31, 2010 must be approved in advance by the Norwegian Government.
     The Agreement was approved by the Norwegian Parliament in December 2008 and was further approved by the European Free trade Association Surveillance Authority (ESA) and the Eksportfinans General Meeting in 2009. The Agreement entered into force and effect January 31, 2009.
     On January 15, 2009 Eksportfinans concluded an agreement with the Norwegian State comprising technical and commercial matters with respect to loans under the Agreement with the Norwegian State entered into on November 26, 2008.
     Loans
     As of December 31, 2008 no loans were outstanding to any company of which Eksportfinans’ board members, members of the Control Committee or chairman of the Council of Representatives is a board member. Bank deposits are not defined as loans. As of December 31, 2008 no loans were outstanding to any company or Norwegian municipalities in which Kommunekreditt’s board members, members of the control committee or chairman of the council of representatives were then board members. Bank deposits are not defined as loans.
     As of December 31, 2008, the Company had NOK 60 million in loans outstanding to employees, primarily mortgage loans. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.
     C. INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.

Item 8. FINANCIAL INFORMATION
     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
     For a description of the Company’s accounting principles and basis of preparation, see note 2 to our audited financial statements in Item 18. Our 2008, 2007 and 2006 audited consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards as issued by the IASB, form part of this Form 20-F. For further details, see Item 18.
     Save as otherwise disclosed herein, there are no material legal proceedings pending to which the Company is a party.
     B. SIGNIFICANT CHANGES
     For further details, see note 37 to our audited financial statements in Item 18.
Item 9. THE OFFER AND LISTING
     A. OFFER AND LISTING DETAILS
     Not applicable
     B. PLAN OF DISTRIBUTION
     Not applicable.
     C. MARKETS
The Company’s 4.375% USD Notes due 2009, 5.125% USD Notes due 2011, 5.000% USD Notes due 2012, 1.60% Yen Notes due 2014, 5.500% USD Notes due 2016, and 5.500% USD Notes due 2017 are listed on the Luxembourg Stock Exchange. The Company’s 4.375% EUR Notes due 2010 are listed on the London Stock Exchange. The Company’s Floating Rate USD Notes due 2009 and 5.500% USD Notes due 2017 are listed on the New York Stock Exchange. The Company’s Strategic Accelerated Redemption Securities Linked to the S&P 500 Index due 2011, Accelerated Return Notes Linked to the S&P 500 Index due 2010, Accelerated Return Notes Linked to the MSCI EAFE Index due 2010, Accelerated Return Notes Linked to the S&P MidCap 400 Index due 2010 and Strategic Accelerated Redemption Securities Linked to the MSCI Brazil Index due 2011 are listed on the NYSE Arca. No other securities for which the Company has a reporting obligation pursuant to the Exchange Act are listed on any other exchange and are instead traded in the over-the-counter market.
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
     B. MEMORANDUM AND ARTICLES OF ASSOCIATION
     Eksportfinans, registry number with Foretaksregisteret (the Norwegian Registry of Companies) is No. 816 521 432. The objective of Eksportfinans according to Article 1 of Eksportfinans’ Articles of Association is to conduct financing operations:
•	for the export industries, including but not limited to:
-	the export of goods and services,

-	the establishment and acquisition of manufacturing facilities and companies,

-	investments in export–orientated means of production and plant,

-	the establishment of foreign stocks of goods,

-	domestic contracts where foreign credit is a competitive factors,
•	approved or requested by Norwegian authorities, and

•	through its subsidiary to regional and local authorities.
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
     Each share in Eksportfinans represents one vote. There are two classes of shares, common shares and preference shares. Eksportfinans has issued only one preference share with a nominal value of NOK 10,500. The preference share enjoys the right to a yearly dividend of 22.5% of the Company’s profit. For further details, see Item 7.B. “Related Party Transactions — Funding Agreement with the Norwegian State”. Each of the common shares enjoys the same rights with respect to each other to dividends and rights to surplus in the event of liquidation. The Company’s Articles of Association were amended at the ordinary General Meeting January 29, 2009 to accommodate the creation of the preference share and the corresponding increase in share capital.
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
     Section 2 of the Articles of Association provides that only banks (with no limitation on nationality) and the Norwegian State may own shares in Eksportfinans. Section 2-2 of the Financial Institutions Act provides that no one may hold more than 10% of the share capital in a financial institution, which is also applicable to Eksportfinans. However, Eksportfinans was granted an exemption to this provision in 1990. Effective 1 January, 2004 the limit of ownership of 10% was lifted. Subject to approval by the Banking Insurance and Securities Commission, ownership exceeding 10% is now permitted. For further details, see Item 7.A. “Major Shareholders”.
     The Articles of Association do not have any specific provisions that would have an effect of deferring, delaying or preventing a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring. As discussed above, there are provisions that define Eksportfinans’ objectives and limit who may hold Eksportfinans’ shares.
     In accordance with recommendations in the Norwegian Principles for Corporate Governance the Board of Directors has decided that Mrs. Marchand will not be an ex-officio member of the Board of Directors. This decision required an amendment to the Articles of Association, which was resolved at the General Meeting held on April 3, 2008.

     C. MATERIAL CONTRACTS
     Eksportfinans has six material contracts: (i) the 108 Agreement, entered into with the Norwegian Ministry of Trade and Industry (for further details, see Item 4B. “Business Overview — LOANS — Export Lending — General — Arrangement with the Norwegian Government”), (ii) the Portfolio Hedge Agreement (for further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”), (iii) the NOK 4 billion committed credit line facility for repo purposes (for further details, see item 7.B “Related Party Transactions — Committed Repo Line Agreement”), (iv) the Funding Agreement with the Norwegian State (for further details, see Item 7.B. “Related Party Transactions — Funding Agreement with the Norwegian State” and Exhibit 4.4), (v) the Sale and Purchase Agreement with KLP dated May 7, 2009 and the related Term Facility Agreement dated May 7, 2009 with Kommunekreditt (for further details, see Item 4B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt”) and (vi) the Excluded Portfolio Agreement between Eksportfinans ASA and Kommunekreditt Norge AS, dated May 7, 2009 (for further details, see Item 4B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt” and Exhibit 4.6).
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
     The principal of, and premium and interest, if any, on Eksportfinans’ debt securities received by a person not resident in Norway for tax purposes are not subject to Norwegian income taxes, unless the bearer or registered owner operates a business through a permanent establishment in Norway and premium and/or interest on such securities, if any, are attributable to such business.
     Gains derived from the sale of Eksportfinans’ debt securities by a person not resident for tax purposes in Norway are not subject to Norwegian income taxes, unless such person operates a business through a permanent establishment in Norway and gains on such securities are attributable to such business.
     A person not resident for tax purposes in Norway who holds Eksportfinans’ debt securities is not subject to Norwegian inheritance, gift or wealth tax unless such person operates a business through a permanent establishment in Norway and payments on such securities are attributable to such business. Norwegian inheritance and gift or wealth tax may, however, under certain circumstances be imposed on holders who are non-resident Norwegian citizens. Under the United States-Norway estate and inheritance tax treaty, a United States citizen or domiciliary who becomes liable to pay Norwegian inheritance or gift taxes generally will be entitled to credit against his U.S. estate or gift tax liability the amount of such Norwegian taxes.
     U.S. FEDERAL INCOME TAX CONSIDERATIONS
     The following summary describes certain U.S. Federal income tax consequences that may be relevant to the acquisition, ownership and disposition of notes issued by Eksportfinans. This summary addresses only U.S. Federal income tax considerations for holders that are initial purchasers of notes pursuant to the relevant offering and that will hold the notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following:
•	financial institutions,

•	insurance companies,

•	dealers or traders in securities or currencies or notional principal contracts,

•	tax-exempt entities,

•	persons that will hold notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes,

•	persons that have a “functional currency” other than the U.S. dollar,

•	persons that own (or are deemed to own) 10% or more (by voting power or value) of Eksportfinans’ stock,

•	regulated investment companies,

•	real estate investment trusts, and

•	partnerships, pass-through entities or persons who hold the notes through partnerships or other pass-through entities.
     Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of notes. This summary also does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the U.S. Federal income tax laws.
     This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), U.S. Treasury Regulations, and judicial and administrative interpretations, in each case as in effect and available on the date of this annual report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
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
     As provided in U.S. Treasury Regulations, certain trusts in existence on August 20, 1996, that were treated as United States persons prior to that date and that maintain a valid election to continue to be treated as United States persons are also U.S. holders.
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
     Tax Treatment of the Notes
     General
     Other than as set forth below under “— Notes treated as Contingent Payment Debt Instruments”, "— Notes treated as Short-term Debt Securities”, “— Notes treated as Forward Purchase Contracts”, "— Notes treated as Section 1256 Contracts” and “Notes treated as a Put Option and a Deposit”, the following discussion sets forth the general U.S. Federal income tax consequences of investing in notes.
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
     An accrual basis U.S. holder is required to include in income the U.S. dollar value of the amount of interest accrued on a note during the accrual period. An accrual basis U.S. holder may determine the amount of the interest to be recognized in accordance with either of two methods. Under the first accrual method, the amount of interest accrued will be based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period that spans two taxable years, the part of the period within each taxable year. Under the second accrual method, the U.S. holder may elect to determine the amount of interest accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within each taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. holder may instead translate that interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. holder and will be irrevocable without the consent of the Internal Revenue Service (IRS).
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
     Foreign currency received as interest on a note will have a tax basis equal to its U.S. dollar value on the date the interest payment is received. Gain or loss, if any, realized by a U.S. holder on a sale or other disposition of the foreign currency will be ordinary income or loss and will generally be income from sources within the U.S. for foreign tax credit limitation purposes. Interest received by a U.S. holder will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisor regarding the availability of a foreign tax credit in your particular situation.
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
     Notes treated as Contingent Payment Debt Instruments
     If a note is treated as a contingent payment debt instrument (a CPDI), the U.S. Treasury Regulations governing the treatment of a CPDI (CPDI Regulations) would cause the timing and character of income, gain or loss reported on a CPDI to differ substantially from the timing and character of income, gain or loss reported on a non-contingent payment debt instrument under general principles of current U.S. Federal income tax law. The CPDI Regulations generally require a U.S. holder of such an instrument to apply the “non-contingent bond method” which, as generally described below, requires a U.S. holder to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule regardless of the U.S. holder’s method of tax accounting and whether such U.S. holder has received any interest payments in that year. In general, any gain recognized on the sale, exchange, or retirement of a CPDI will be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).
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
     Notes treated as Short-term Debt Securities
     Short-term debt securities will be treated as having been issued with OID. In general, an individual or other cash method U.S. holder is not required to accrue such OID unless the U.S. holder elects to do so. If such an election is not made, any gain recognized by the U.S. holder on the sale, exchange or maturity of the short-term debt security will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. holder for interest on borrowings allocable to the short-term debt security will be deferred until a corresponding amount of income is realized. U.S. holders who report income for U.S. Federal income tax purposes under the accrual method are required to accrue OID on a short-term debt security on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).
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
     Sale, Exchange, Redemption or Other Disposition of the Notes
     Generally, a U.S. holder’s initial tax basis in notes treated as forward purchase contracts will be the price at which such U.S. holder purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, a U.S. holder will generally recognize gain or loss equal to the difference between the proceeds received (other than any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income, as described above) and its adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss. The deductibility of capital losses is subject to limitations.
     Possible Application of Section 1260 of the Code
     If the underlying asset to which a note relates is of the type enumerated under Section 1260 of the Code, (including, among others, shares of exchange traded funds and other regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies) there is a substantial risk that an investment in the notes will be treated as a “constructive ownership transaction”. Although the matter is not clear, if an investment in the notes is treated as a “constructive ownership transaction”, all or a portion of any long-term capital gain recognized by a U.S. holder in respect of a note could be recharacterized as ordinary income (the Recharacterized Gain). In addition, an interest charge would also apply to any deemed underpayment of tax in respect of any Recharacterized Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or settlement of the notes (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or settlement of the notes).
     If an investment in a note is treated as a “constructive ownership transaction”, it is unclear to what extent any long-term capital gain of a U.S. holder in respect of the notes will be recharacterized as ordinary income. The amount of the Recharacterized Gain (if any) that would be recharacterized as ordinary income in respect of the notes will generally equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of the notes over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. holder would have had if such U.S. holder had acquired the underlying asset at fair market value on the issue date of the notes and sold the underlying asset on the date of sale, exchange or settlement of the notes at fair market value (which would reflect the percentage increase in the value of the underlying asset over the term of the notes).
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
     Possible Alternative Treatment of Notes
     There can be no assurance that the IRS will accept, or that a court will uphold, this characterization. The documentation of such notes as debt suggests that the IRS might seek to treat such notes as either short-term debt or CPDIs. If the IRS were successful in treating the Notes as CPDIs, then, among other matters,
•	a U.S. holder would be required to accrue original issue discount on the note at a yield comparable to the yield at which Eksportfinans would issue similar non-contingent bonds, determined at the time of issuance of the note, even though the U.S. holder may not receive any coupon payments on the note; and

•	on the sale, exchange, maturity, redemption or other taxable disposition of such a note, a U.S. holder would recognize ordinary income, or ordinary loss to the extent of its aggregate prior accruals of original issue discount and capital loss thereafter, rather than capital gain or loss.
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
     The IRS and U.S. Treasury Department (Treasury) issued proposed regulations that require the accrual of income on a current basis with respect to contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS publishes future guidance requiring current economic accrual with respect to contingent payments on prepaid forward contracts, it is possible that a U.S. holder could be required to accrue income over the term of the notes.
     Possible New Administrative Guidance and/or Legislation
     On December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper U.S. Federal income tax treatment of instruments such as the notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Except to the extent otherwise provided by law, Eksportfinans intends to treat the notes for U.S. Federal income tax purposes in accordance with the treatment set forth above unless and until such time as the IRS and Treasury issue guidance providing that some other treatment is more appropriate.
     In addition, one member of the House of Representatives introduced a bill on December 19, 2007, that, if enacted, would have required holders of notes purchased after the bill was enacted to accrue interest income over the term of the notes even if there will be no interest payments over the term of the notes. It is not possible to predict whether a similar bill will be re-introduced or enacted in the future and whether any such bill would affect the tax treatment of the notes.
     Notes treated as Section 1256 Contracts
     If a note is treated as a “Section 1256 Contract” under the Code, a U.S. holder of a note that has not been exercised as of the end of that U.S. holder’s taxable year will be treated as if the note were sold for its fair market value on the last business day of the U.S. holder’s taxable year (marked-to-market). A U.S. holder of a note will thus be required to recognize taxable gain or loss on an annual basis, determined as described below under “— Sale, Exchange or Exercise of Notes,” and include that taxable gain or loss in income regardless of whether that U.S. holder receives any cash in respect of that note during the taxable year. The U.S. Federal income tax consequences of the notes being marked-to-market as described herein differ materially from the U.S. Federal income tax consequences of other mark-to-market provisions of the Code. Prospective acquirers of such notes should consult their own tax advisors about the consequences of the notes being marked-to-market.
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
     Tax Consequences if Notes are Delisted
     If notes are delisted and subsequently listed on an exchange that is not a “qualified board or exchange” within the meaning of Section 1256(g)(7) of the Code, the U.S. Federal income tax consequences are not certain. Because such notes would no longer, upon delisting, meet the statutory criteria for treatment as a Section 1256 Contract, it would be reasonable to treat such notes as if they were marked-to-market on the date the notes are delisted, and thereafter treated as if they were not Section 1256 Contracts. Alternatively, the IRS could treat such notes as no longer Section 1256 Contracts as of the first day of the holder’s taxable year in which the notes are delisted. In each case, for purposes of determining any gain or loss recognized after such notes are no longer Section 1256 Contracts, it is unclear whether the holder should be treated as having a holding period running from the date of such holder’s original acquisition of notes or from the date on which the notes are no longer treated as Section 1256 Contracts. The following paragraph assumes that (a) the notes are marked-to-market on the date they are delisted and (b) the holder’s holding period in its notes restarts as of the date of delisting. Prospective acquirors of notes should consult their own tax advisors as to the amount, character and timing of income for U.S. Federal income tax purposes in the event that the notes are delisted.
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

     Notes treated as a Put Option and a Deposit
     General
     Eksportfinans intends to treat certain of its notes as consisting of (1) a put option (the Put Option) that requires you to purchase the underlying asset or assets for an amount equal to the Deposit (as defined below) and (2) a Deposit of cash in an amount equal to the principal amount of a note (the Deposit) to secure your potential obligation to purchase the underlying asset or assets. Accordingly, under this characterization, the stated interest payments on such notes is divided into two components for U.S. Federal income tax purposes, a portion of which is treated as interest on the Deposit, and the remainder of which is attributable to your sale of the Put Option to Eksportfinans (the Put Premium).
     Payments of Interest on Notes
     Eksportfinans intends to treat the Deposit as a debt obligation for U.S. Federal income tax purposes. If the Deposit is not a short-term obligation, then interest payable with respect to the Deposit will be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your regular method of accounting. If the Deposit is a short-term obligation, then under the applicable Treasury Regulations, the Deposit will be treated as being issued at a discount equal to the sum of the quarterly interest payments that is attributable to interest on the Deposit for U.S. Federal income tax purposes. If you are an accrual method or a cash method U.S. holder that elects to accrue the discount currently, you will be required to include the discount in income as it accrues on a straight-line basis, unless you elect to accrue the discount on a constant yield method based on daily compounding. If you are a cash method U.S. holder and you do not elect to accrue the discount, you should include the portion of the payments attributable to interest on the Deposit as income upon receipt and you will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry the notes in an amount not exceeding the accrued interest until such interest is included in income. Furthermore, if you are a cash method U.S. holder, any gain realized on the Deposit upon the sale, exchange, or retirement of the notes will be ordinary income to the extent of the discount that has accrued on a straight-line basis (or, if an election was made, according to a constant yield method based on daily compounding) but not previously included in income through the date of sale, exchange or retirement.
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
     With respect to the Put Option, the amount of cash you receive upon the sale or exchange of the notes that is apportioned to the Put Option plus the total Put Premium previously received will be treated as short term capital gain. If on the date of the sale or exchange of the notes, the value of the Deposit is in excess of the amount you received upon such sale or exchange, then you will be treated as having made a payment to the purchaser equal to the amount of such excess in exchange for the purchaser’s assumption of your rights and obligations under the Put Option. In such a case, you will recognize short-term capital gain or loss equal to the difference between the total Put Premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to the purchaser with respect to the assumption of the Put Option. The amount of the deemed payment will be treated as an amount received with respect to the Deposit in determining your gain or loss with respect to the Deposit.

     Possible Alternative Treatment
     There is currently no statutory, judicial or administrative authority that directly addresses the proper treatment of the securities for U.S. Federal income tax purposes. Accordingly, no assurance can be given that the IRS will agree with, or that a court will uphold, the characterization and treatment of the securities described above. If the IRS successfully asserts an alternative characterization of the securities, the timing and the character of any income with respect to the securities may differ from that described above. For example, it is possible that the IRS might assert that the securities should be treated as a single debt instrument, in which case the securities would be subject to either the rules concerning short-term debt securities (as described above under “— Notes treated as Short-term Debt Securities”) or the Treasury Regulations governing CPDIs. If the IRS were successful in treating the notes as CPDIs, then among other matters, you would be required to accrue OID on the securities at a yield comparable to the yield at which we would issue similar non-contingent bonds, determined at the time of issuance of the securities (plus ordinary income in the form of positive adjustments to reflect the payment of income in excess of such yield); and, on the sale, exchange, maturity, redemption or other taxable disposition of the securities, you would recognize ordinary income, or ordinary loss to the extent of your aggregate prior ordinary income inclusions and capital loss thereafter, rather than capital gain or loss. Accordingly, prospective investors are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the securities.
     Possible New Administrative Guidance and/or Legislation
     On December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper U.S. Federal income tax treatment of instruments such as the notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Except to the extent otherwise provided by law, Eksportfinans intends to treat the notes for U.S. Federal income tax purposes in accordance with the treatment set forth above unless and until such time as the IRS and Treasury issue guidance providing that some other treatment is more appropriate.
     Taxation of Non-U.S. Holders
     Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. Federal income or withholding tax on any payment on a note and any gain realized on the sale, exchange or retirement of a note unless:
•	that payment on the note or gain realized on the sale, exchange or retirement of the note is effectively connected with the conduct by that non-U.S. holder of a trade or business in the United States,

•	in the case of any gain realized by an individual non-U.S. holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or

•	the non-U.S. holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.
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
     F. DIVIDENDS AND PAYING AGENTS
     Not applicable.
     G. STATEMENTS BY EXPERTS
     Not applicable.
     H. DOCUMENTS ON DISPLAY
     Eksportfinans is subject to the information requirements of the Exchange Act, and files periodic reports and other information with the SEC. Eksportfinans files its annual reports on Form 20-F and furnishes its interim reports on Form 6-K.
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
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     The main objectives of Eksportfinans’ market risk management activities are to manage interest rate risk, currency risk and credit spread risk. With respect to the risk management of Eksportfinans’ government-supported loans and the corresponding funding transactions, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”, Item 7.B. “Related Party Transactions — Funding Agreement with the Norwegian State”. With respect to the commercial loans and the corresponding liquidity reserves and funding transactions, our policy is, to the extent practicable, to match, through the use of interest rate and currency swaps and other derivative instruments, the interest rate terms, currencies and maturities of our liabilities with those of our assets. The currency exposure and interest rate exposure is measured and managed on a portfolio basis. There can, however, be no assurance that we will be able to obtain economically efficient hedging opportunities that will enable us to implement this policy with respect to new assets and liabilities.
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
     In connection with Eksportfinans’ structured transactions, primarily on the funding side but also to some extent with respect to its investments and warrant issuances, we may enter into options and hybrid transactions which reduce Eksportfinans’ exposure to the interest rate, currency or other market-related risks embedded in such transactions and which provide an opportunity to reduce Eksportfinans’ cost of funds, directly or indirectly. For further details, see note 14 to our audited financial statements in Item 18.

     As of December 31, 2008, 2007 and 2006, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options (excluding the 108 Agreement and Portfolio Hedge Agreement) were NOK 553,176 million, NOK 379,406 million and NOK 309,442 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of Eksportfinans’ loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”. In September 2008, swap counterparties within the Lehman Brothers group filed for bankruptcy, and Eksportfinans was left with unhedged derivative exposures of approximately NOK 1.7 billion. However, Eksportfinans found new counterparties for these transactions and no significant adverse adjustments to settlements have taken place.
     As part of Eksportfinans’ risk management policy it has since 1989 chosen to outsource the internal audit function to an external auditor firm.
     Financial instruments account for the bulk of our assets and liabilities. The market risks inherent in Eksportfinans’ market risk-sensitive instruments and positions are the potential of losses arising from adverse changes in foreign currency exchange rates and adverse changes in interest rates, both of which are measured and monitored. Market risk arising in the PHA Portfolio is mitigated to the extent of the Portfolio Hedge Agreement.
     The 108 Agreement with the Norwegian Ministry regulates Eksportfinans’ financing of export contracts according to the OECD Consensus terms. Interest and exchange rate exposures related to lending, funding and investments of liquidity under this agreement are hedged with derivatives, with any residual cost or profit arising from the hedges being for the Ministry’s account. For further information on the 108 Agreement and other agreements with the State, see Item 4B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”).
     Further information regarding financial derivatives is disclosed in note 14 to our audited financial statements in Item 18. Further information regarding risk management is disclosed in notes 29-32.
     Foreign currency exchange risk, interest rate risk and credit spread risk are managed by a separate risk management function and reported regularly to the management board.
     Foreign Currency Exchange Risk
     Foreign currency exchange risk arises from mismatches in the currencies denominating our assets and our liabilities. Principal amounts are swapped into Eksportfinans’ three main currencies: euro, U.S. dollars and Norwegian kroner. Exposure towards a currency is measured as the net of assets and liabilities for the currency, plus the basis currency bought spot or forward with settlement in Norwegian kroner minus the basis currency sold spot or forward settling in kroner, adjusted for the value of the option position. As of December 31, 2008, Eksportfinans’ exposure to currencies other than the Norwegian kroner reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

				Amount of net
	Balance sheet			position covered by
(NOK thousands)	assets/(liabilities)	Derivatives	Net position (1)	108 Agreement items
As of December 31, 2008

CAD	(1,456,086)	1,456,878	792	537
JPY	(78,556,494)	78,557,017	523	468
SEK	(417,422)	418,516	1,094	0
EUR	27,952,808	(27,874,384)	78,424	13,887
DKK	3,716,317	(3,712,849)	3,468	236
USD	(26,362,925)	26,331,267	(31,658)	(190,693)
Other currencies	(33,192,880)	33,171,401	(21,479)	1,231

TOTAL	(108,316,682)	108,347,846	31,164	(174,334)

(1)	Net position includes amounts covered by the 108 Agreement. For further details, see note 19 to our audited financial statements in Item 18.
     For more information, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”.
     The above table does not include foreign currency commitments because the currency exposure first comes into effect at disbursement. At that time any currency/interest rate exposure will be hedged. For further information regarding Eksportfinans’ market risk, see note 32 to our audited financial statements in Item 18.
     Additionally, because Eksportfinans’ financial statements are reported in Norwegian kroner and a majority of our items are denominated in other currencies (predominantly U.S. dollars and euro), the levels of items reflected in our financial statements are subject to fluctuations as a result of changes in the U.S. dollar and euro/krone exchange rates. In particular, a substantial part of

Eksportfinans’ net interest income is denominated in U.S. dollars and euro, while we pay taxes, any dividends to shareholders and administrative expenses in Norwegian kroner.
     The Board of Directors has approved the following currency risk and strategy at the present time. According to Eksportfinans’ risk policy, the Company can have an aggregate net position in each foreign currency and in all foreign currencies in total equivalent to NOK 120 million (USD 18 million). Eksportfinans exceeded the set limits twice in 2008. The first time was after the default of a swap counterparty, where swaps hedging excess USD to CHF ceased to exist, creating excess USD positions for some weeks, and a corresponding net deficit in CHF positions. These swaps were eventually renewed with new swap counterparties without a loss for Eksportfinans. The second time the limits were breached was in a similar situation with respect to Glitnir hf, where the Company struggled to find new swap counterparties resulting in excess USD and a deficit in ISK (Icelandic Krona) holdings.
     The fair value effect on Eksportfinans’ financial portfolios due to an adverse change of 5% in foreign currency exchange rates as of December 31, 2008 is estimated to be NOK 78 million before taxes. This arises from NOK 44 million in the trading portfolio and NOK 34 million in the non-trading portfolio. The effect per December 31, 2007 was estimated to NOK 45 million, consisting of NOK 22.5 million from the trading portfolio and NOK 22.5 million for the non-trading portfolio. The effect as of December 31, 2006 was estimated to be NOK 24 million, consisting of NOK 5 million from the trading portfolio and NOK 19 million for the non-trading portfolio.
     A 5% increase in NOK versus both USD and EUR simultaneously is a rare event. Since the end of 1989 there has never been a 5% appreciation of NOK against both EUR (including its predecessor currencies) and USD over any one-month period. Since 1989, NOK has appreciated more than 5% against both EUR (including its predecessor currencies) and USD in two non-consecutive quarters. Looking at all daily rolling one-year periods since 1989, NOK has appreciated more than 5% against both USD and EUR (including its predecessor currencies) simultaneously on 21 non-consecutive occasions. This happened once in 2008.
     Eksportfinans believes that it is able to adjust net foreign currency positions quickly if adverse fluctuations occur by buying or selling positions or derivatives such as currency swaps.
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
     The table below displays a summary of the change in fair values resulting from an increase in interest rates of 125 basis points, which is the weighted 95% confidence interval through 2008 of the main interest rate discount curves for Eksportfinans’ portfolios (however, Eksportfinans adjusts positions on a daily basis relative to a 1 basis point change limit). The assumption of a 125 basis point increase in interest rates differs from the 100 basis point increase previously measured because the assumption of a 125 basis point increase in interest rates was necessary to maintain a weighted 95% confidence interval as of December 31, 2008. The interest rate exposure as of December 31, 2008, of negative NOK 44.9 million represents 0.62% of the Company’s equity as of the same date. The interest rate exposure takes into account that interest rate fixings occur on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points.
     Interest rate exposure as of December 31, 2008 (from a 125 basis point shift of interest rate curves):

(NOK thousands)	NOK	EUR	USD	Other currencies	Total

As of December 31, 2008	(22,155)	(17,518)	1,658	(6,913)	(44,928)

Maximum through 2008 (*)	4,335	2,613	12,051	15,112	6,696
Minimum through 2008 (*)	(30,780)	(23,262)	(10,648)	(14,156)	(46,737)
Average through 2008	(15,801)	(8,655)	1,372	2,714	(20,482)

As of December 31, 2007	(21,806)	(6,944)	202	(1,433)	(29,981)
As of December 31, 2006	(26,508)	(10,674)	37,294	2,955	3,066
As of December 31, 2005	(19,605)	(9,770)	36,134	116	6,876

(*)	The maximum and minimum exposure in general does not occur on the same date for different currencies.

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
     A potential increase in credit spreads of one percentage point would reduce the net fair value of our assets and liabilities by NOK 1,200 million. The effect for the Liquidity Reserve Portfolio in isolation of a one basis point credit spread widening is approximately negative NOK 25 million. We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Credit spreads in quoted market prices contain all other information available besides the credit discount.
     We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Credit spreads in quoted market prices contain all other information available besides the credit discount. Isolated for the securities portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 20 million as of December 31, 2008, compared to NOK 25 million as of December 31, 2007.
     Credit Spread Risk in the Liquidity Reserve Portfolio:
     Credit spread risk arises from spread widening. The credit spread risk in the Liquidity Reserve Portfolio is managed through daily measurements of spread duration. As part of the revision of our risk management policy in December 2008, a limit on spread duration and a stop-loss procedure were introduced. According to the policy a change in the value of the Liquidity Reserve Portfolio by 1 basis point change in spread duration should be no more than NOK 60,000 per NOK 1 billion. The accumulated losses in the Liquidity Reserve Portfolio should not be more than 25 basis points of the value of the portfolio. The limits have not been breached since they were introduced.
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
Item 15T. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     Under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date.
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
     Under the supervision of our management, including the chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that our internal control over financial reporting as of December 31, 2008 was effective.
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
     Pursuant to temporary rules of the Securities and Exchange Commission that permits us to only provide management’s report on internal control over financial reporting, this Annual Report on Form 20-F does not include an attestation report by our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting above.
Changes in Internal Controls over Financial Reporting
     There were no changes to our internal controls over financial reporting that occurred during 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. (Reserved)
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that it has an “audit committee financial expert” serving on its Audit Committee. As of December 31, 2008, and the date hereof, Mr. Geir Bergvoll acted as the Audit Committee financial expert, and is and was independent as defined in Section 303A.02 of the New York Stock Exchange’s corporate governance standard.
Item 16B. CODE OF ETHICS
     Eksportfinans has a code of ethics that applies to Eksportfinans’ principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Eksportfinans has made its code of ethics publicly available on its internet website at www.eksportfinans.no.
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Fees paid to our principal accountant consist of the following for the years ended December 31:

(NOK thousands)	2008	2007

Audit fees	7,775	5,114
Audit-related fees (1)	121	120
Tax fees	—	—
All other fees (2)	583	724

(1)	Audit-related fees include attestations related to funding transactions.

(2)	All other includes services related to the implementation of IFRS for 2007, evaluation of certain accounting policies, and services related to implementation of the Sarbanes-Oxley Act, Section 404.
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
Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     The Company did not repurchase any of its equity securities in 2008.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
Item 16G. CORPORATE GOVERNANCE
     The Company’s equity is not listed on any securities exchange, but the Company has adopted and complies with the Norwegian Code of Practice for Corporate Governance, except where noted below. The purpose of the Code of Practice is to clarify the respective roles of shareholders, board of directors and executive officers beyond the requirements of Norwegian legislation. Oslo Børs (Oslo Stock Exchange, Norway) stipulates that companies listed on Oslo Børs must annually publish a statement on the company’s principles for corporate governance in accordance with the Norwegian Code of Practice for Corporate Governance.
     Composition of Board of Directors — Independence
     The majority of the members of the Board of Directors are elected by the Council of Representatives. One director is elected by and among the employees of Eksportfinans. With respect to the composition of the Board of Directors, Eksportfinans is compliant with the Code of Practice which, among other things, states that the composition of the Board of Directors should ensure that the Board can attend to the common interests of all shareholders and meet the Company’s need for expertise, capacity and diversity. Attention should be paid to ensuring that the Board can function effectively as a collegiate body. The composition of the Board should ensure that it can operate independently of any special interests. The majority of the shareholder elected members of the Board should be independent of the Company’s executive management and material business contacts. At least two of the members of the Board elected by shareholders should be independent of the Company’s main shareholder(s). The Board of Directors should not include representatives of the Company’s executive management.
     Committees composed by Independent Directors
     Companies incorporated in Norway are neither required nor precluded by law to have board committees. The Code of Practice provides among other things that the Board of Directors should consider appointing board committees in order to help ensure thorough and independent preparation of matters relating to financial reporting and compensation paid to the members of the executive management. Membership of such committees should be restricted to members of the Board who are independent of the company’s executive management. Under Norwegian law, board committees are only responsible for preparing certain issues for the Board of Directors as a collegiate body and are not vested with sole authority over any of the Board of Directors’ responsibilities.
     Audit Committee
     There are no mandatory rules on audit committees in Norwegian law, only recommendation under the Code of Practice. The authority to elect the auditors is by law placed with the general meeting of shareholders.
     The Board of Directors has appointed an Audit Committee, the charter of which is based on the Sarbanes-Oxley Act and the Securities and Exchange Commission rulemaking to the extent not in conflict with Norwegian law, such as with respect to the appointment of auditors and approval of audit fees, which rests with our Annual General Meeting. Eksportfinans’ Audit Committee is appointed by and among the Board of Directors to assist the board in monitoring (1) the integrity of the financial statements of the company, (2) the independent auditor’s qualifications and independence, (3) the performance of the Company’s internal audit function and independent auditors and (4) the compliance by the Company with legal and regulatory requirements. The Audit Committee has delegated authority on behalf of the Board only on issues specifically specified in the charter or on other issues as the Board may specifically decide from time to time.
     Nominating Committee
     There are no mandatory rules on nominating committees in Norwegian law, only recommendation under the Code of Practice. Eksportfinans has established a nominating committee according to its Articles of Association which is called the Election Committee. The election of members to the Council of Representatives, the Board of Directors and the Control Committee is prepared by the Election Committee. The Election Committee has four members. Three of the members are elected for a period of two years by the General Meeting and shall be representatives of the Shareholders. The chair of the Counsel of Representatives is a permanent member of the Election Committee and shall chair its meetings. The chair of the Board of Directors and the Chief Executive Officers shall, but without any voting rights, be called to at least one meeting before the committee makes its final resolution. The Election Committee shall be informed of the member and alternate member to the Council of Representatives and member to the Board of Directors who have been elected by and among the employees.

     Compensation Committees
     There are no mandatory rules on compensation committees in Norwegian law, only recommendation under the Code. Eksportfinans has not formed a Compensation Committee. The compensation of the CEO is fixed by the Board, which is the corporate body that employs the CEO. The compensation of the Board, the auditor, the Control Committee and the Council of Representatives is fixed by the shareholders at the general meeting. The Funding Agreement entered into with the Norwegian Government places certain limits on executive compensation, as discussed in Item 7.B. “Related Party Transactions”.
     Corporate Governance
     There are no rules in Norwegian law that require listed companies to adopt or disclose corporate governance guidelines. However, some of the issues that the New York Stock Exchange Listed Company Manual Section 303A(9) requires listed companies to include in their corporate governance policies are under Norwegian law addressed in the annual report. This includes information on the remuneration paid to the directors, CEO and the auditor. (Remuneration means any salary, pensions and other benefits received.)
     Norwegian law does provide for rules on conflict of interest. There is a general rule which provides that a board member may not participate in making decisions which have a particular importance for himself or for any close associate that the director must be deemed to have special and prominent personal or financial interest in the matter.
PART III
Item 17. FINANCIAL STATEMENTS
     Not applicable.
Item 18. FINANCIAL STATEMENTS
     The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers AS, independent registered public accounting firm, are incorporated by reference in this Item 18:
Item 19. EXHIBITS
1.1	Articles of Association (English translation) (incorporated by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 30, 2006)

2.1	Form of Indenture, dated as of February 1, 1996, between the Company and The Bank of New York (formerly United States Trust Company of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 2 to Form F-3 (No. 33-99538) filed with the SEC February 2, 1996)

4.1	Agreement Regarding Interest Equalization and Hedging for Eksportfinans’ Borrowing and Lending Commitments (the 108 Agreement) (English translation of Norwegian-language original)* (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 21, 2005)

4.2	Portfolio Hedge Agreement entered into by Eksportfinans ASA, DnB NOR Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S (the Portfolio Hedge Agreement)* (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 20-F filed with the SEC June 27, 2008)

4.3	Committed Credit Line Facility for repo purposes provided by DnB NOR Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S* (incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 20-F filed with the SEC June 27, 2008)

4.4	Agreement between the Norwegian State represented by the Ministry of Trade and Industry Eksportfinans ASA (the Funding Agreement), dated November 26, 2008 and the related Loan Agreement between the Ministry of Trade and Industry for the Norwegian State and Eksportfinans ASA (the Loan Agreement), dated January 15, 2009*

4.5	Sale and Purchase Agreement between Eksportfinans ASA and KLP Prosjekt AS regarding Kommunekreditt Norge AS dated May 7, 2009, including the Term Facility Agreement for Kommunekreditt Norge AS provided by Eksportfinans ASA, dated May 7, 2009 (incorporated by reference to Exhibit 99.9 of the Company’s Form 6-K filed with the SEC May 8, 2009)

4.6	Excluded Portfolio Agreement between Eksportfinans ASA and Kommunekreditt Norge AS, dated May 7, 2009*

7.1	Computation of ratio of earnings to fixed charges

8.1	Significant subsidiaries (incorporated herewith)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

*	Confidential treatment requested and the redacted material has been separately filed with the SEC.
     The total amount of long-term debt securities of the Company authorized under any instrument does not exceed 10% of the total assets of the Company. The Company agrees to furnish copies of any or all such instruments to the SEC upon request.

SIGNATURES
     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
     EKSPORTFINANS ASA

By:	/s/ GISELE MARCHAND Gisele Marchand President and Chief Executive Officer
     Dated: June 10, 2009

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Eksportfinans ASA
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flows present fairly, in all material respects, the financial position of Eksportfinans ASA and its subsidiaries (the “Company”) at December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers AS
Oslo, Norway
June 10, 2009

INCOME STATEMENT

(NOK thousands)	2008	2007	2006	Note

Interest and related income on loans and receivables due from credit institutions	1,690,365	1,359,267	877,651
Interest and related income on loans and receivables due from customers	6,586,077	4,449,788	2,487,790
Interest and related income on securities	3,876,660	3,076,785	1,967,027
Other interest and related income	102,432	41,302	20,409

Total interest and related income	12,255,534	8,927,142	5,352,877

Interest and related expenses on commercial paper and bond debt	11,032,828	8,180,201	4,732,864
Interest and related expenses on subordinated debt	49,025	71,238	65,426
Interest and related expenses on capital contribution securities	36,375	40,218	37,966
Other interest and related expenses	69,057	74,471	57,524

Total interest and related expenses	11,187,285	8,366,128	4,893,780

NET INTEREST INCOME	1,068,249	561,014	459,097

Commissions and income related to banking services	2,210	4,092	6,096
Commissions and expenses related to banking services	40,496	7,497	7,283

Net gains/(losses) on financial instruments at fair value	3,827,855	(588,344)	(69,218)	5,31.4

Other income	6,523	7,573	5,600	7

NET OTHER OPERATING INCOME	3,796,092	(584,176)	(64,805)

TOTAL INCOME	4,864,341	(23,162)	394,292

Salaries and other administrative expenses	170,229	152,222	145,093	9
Depreciation	19,609	22,323	19,300	17,18
Other expenses	14,658	12,165	12,871	10

TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT CHARGES ON LOANS	204,496	186,710	177,264

Impairment charges on loans at amorized cost	0	0	0	30.4

PRE-TAX OPERATING PROFIT/(LOSS)	4,659,845	(209,872)	217,028

Taxes	1,305,211	(61,086)	57,760	11

PROFIT/(LOSS) FOR THE YEAR	3,354,634	(148,786)	159,268

BALANCE SHEET

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007	Note

ASSETS
Cash	4	4
Loans and receivables due from credit institutions	36,188,084	27,334,250	15
Loans and receivables due from customers	112,750,609	98,776,584	15
Securities	108,137,521	80,133,086	30.5
Financial derivatives	27,294,201	9,743,651	14
Deferred tax assets	0	79,125	11
Intangible assets	26,825	26,659	17
Property, equipment and investment property	217,422	222,025	18
Other assets	12,286,796	2,404,425	19

TOTAL ASSETS	296,901,462	218,719,809

LIABILITIES
Deposits by credit institutions	326,595	324,016
Commercial paper debt	33,609,108	31,277,368
Bond debt	225,431,489	175,037,909
Financial derivatives	18,368,301	6,934,797	14
Taxes payable	290,745	121,676	11
Deferred tax liabilities	931,220	0	11
Other liabilities	8,297,654	360,263	22
Provisions	84,156	64,544	8,21
Subordinated debt	1,909,070	1,378,778	23
Capital contribution securities	444,943	558,600	24

Total liabilities	289,693,281	216,057,951

SHAREHOLDERS’ EQUITY
Share capital	2,771,097	1,593,533	25
Share premium reserve	176,586	162,462	26
Other equity	4,260,498	905,863

Total shareholders’ equity	7,208,181	2,661,858

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	296,901,462	218,719,809

STATEMENT OF CHANGES IN EQUITY

		Share
	Share	premium	Other	Total
(NOK thousands)	capital	reserve	equity	equity

EQUITY AS AT JANUARY 1, 2006	1,593,533	162,462	1,229,037	2,985,032

Profit for the period	0	0	159,268	159,268
Dividends paid	0	0	(115,341)	(115,341)

EQUITY AS AT DECEMBER 31, 2006	1,593,533	162,462	1,272,963	3,028,958

EQUITY AS AT JANUARY 1, 2007	1,593,533	162,462	1,272,963	3,028,958

Profit for the period	0	0	(148,786)	(148,786)
Dividends paid	0	0	(218,314)	(218,314)

EQUITY AS AT DECEMBER 31, 2007	1,593,533	162,462	905,863	2,661,858

EQUITY AS AT JANUARY 1, 2008	1,593,533	162,462	905,863	2,661,858

Issuance of new share capital	1,177,564	14,124	0	1,191,688
Profit for the period	0	0	3,354,634	3,354,634

EQUITY AS AT DECEMBER 31, 2008	2,771,097	176,586	4,260,498	7,208,181

CASH FLOW STATEMENT

				NOTE

(NOK thousands)	2008	2007	2006	Note

Pre-tax operating profit/(loss)	4,659,845	(209,872)	217,027

Provided by operating activities:

Disbursement on loans	(33,342,799)	(39,182,918)	(35,876,923)
Principal collected on loans	27,683,434	10,831,050	18,153,405
Purchase of financial investments (trading)	(55,031,401)	(18,154,111)	(18,842,989)
Proceeds from sale or redemption of financial investments (trading)	26,477,642	12,353,323	10,758,625
Accrual of contribution from the Norwegian government	(332,274)	(151,666)	(38,154)
Contribution paid by the Norwegian government	38,153	25,723	31,192
Unrealized losses/(gains) on financial instruments at fair value	(3,644,990)	594,003	114,160
Depreciation	19,610	22,323	19,300
Taxes paid	(119,701)	(99,016)	(58,657)

Changes in:
Accrued interest receivable	46,737	(539,010)	(406,758)
Other receivables	(8,965,800)	(1,527,816)	(683,606)
Accrued liabilities	7,909,432	(72,328)	628,266

NET CASH FLOW FROM OPERATING ACTIVITIES	(34,602,112)	(36,110,315)	(25,985,112)

Purchase of financial investments	(25,093,041)	(32,110,462)	(21,803,143)
Proceeds from sale or redemption of financial investments	63,857,131	6,682,382	12,245,658
Purchases of property and equipment	(16,119)	(22,604)	(17,930)
Net proceeds from sales of property and equipment	943	180	795

NET CASH FLOW FROM INVESTING ACTIVITIES	38,748,914	(25,450,504)	(9,574,620)

Change in debt to credit institutions	(89,013)	283,058	(100,082)
Proceeds from issuance of commercial paper debt	134,674,812	176,813,500	182,248,793
Repayments of commercial paper debt	(141,782,006)	(150,585,850)	(178,516,649)
Proceeds from issuance of bond debt	93,718,123	80,681,465	56,530,315
Principal payments on bond debt	(85,556,258)	(44,762,852)	(25,845,224)
Change in subordinated debt and capital contribution securities	0	0	468,602
Issuance of new share capital	1,191,688	0	0
Dividends paid	0	(218,314)	(115,341)

NET CASH FLOW FROM FINANCING ACTIVITIES	2,157,346	62,211,007	34,670,414

Effect of exchange rates on cash and cash equivalents	190,761	(9,893)	(20,225)

NET CHANGE IN CASH AND CASH EQUIVALENTS	6,494,909	640,295	(909,543)

Cash and cash equivalents as at beginning of period	831,818	191,523	1,101,066

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,326,727	831,818	191,523	28

1 GENERAL INFORMATION
Eksportfinans ASA and its subsidiary, Kommunekreditt Norge AS, provide the Norwegian export sector and local government sector with financial solutions.
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
These consolidated financial statements have been approved for issue by the Board of Directors on February 24, 2009.
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1 Basis of preparation
The Group’s consolidated financial statements have been prepared in line with accounting regulations and legislation in Norway. The Norwegian Accounting Act requires the Group to prepare the financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). This set of standards is not necessarily identical with IFRS as issued by the International Accounting Standards Board (IASB). Mainly, these differences are related to the timing of approval, but there are also material differences in specific standards (e.g. the ‘carve outs’ in IAS 39). For the Group, however, the existing differences are not relevant. Hence, there are no differences in the Company’s application of the IFRS versions, and the consolidated financial statements of Eksportfinans have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB. The Norwegian Accounting Act also requires some disclosure in addition to the disclosure required by IFRS. These are related to remuneration, and are included in these financial statements. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities held at fair value through profit and loss, and as modified by the revaluation made for certain assets when implementing IFRS.
New and revised standards (IFRSs) and interpretations (IFRICs) effective for December 31, 2008 and later periods.

	Relevant for the Group	Not relevant for the group

Effective	- Amendments to IAS 39 and IFRS 7	- IFRIC 11
	- IFRIC 14	- IFRIC 12

Available for early adoption	- IFRS 8	- IFRIC 13
	- Amendments to IAS 1	- Amendments to IAS 23
	- Improvements to IFRSs	- Amendments to IFRS 2
- Amendments to IAS 32, IAS 1, IFRS 7 and IFRIC 2
- Revised IFRS 3 and amendments to IAS 27
- Amendments to IFRS 1 and IAS 27
- IFRIC 15
- IFRIC 16
- IFRIC 17
- Amendments to IAS 39

Standards and interpretations effective for December 31, 2008, relevant for the Group
Amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement’, permit an entity to reclassify non-derivative financial assets out of the ‘fair value through profit or loss’ and ‘available-for-sale’ categories in limited circumstances. Financial liabilities, derivatives and financial assets that are designated as at fair value through profit or loss on initial recognition under the ‘fair value option’ cannot be reclassified. The amendments to IAS 39 lead to additional disclosure requirements through consequential amendments to IFRS 7. The amendments are effective from July 1, 2008. The Group assessed an implementation of the amendments for its trading portfolio, and decided not to apply the option for the year ended December 31, 2008.
IFRIC 14, ‘IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction’, provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The interpretation is effective for annual periods beginning on or after January 1, 2008, and is adopted from that date. IFRIC 14 has no effect on the Group’s accounts.
Standards and interpretations effective for December 31, 2008, not relevant for the Group
IFRIC 11, ‘IFRS 2 — Group and Treasury Share Transactions’, provides guidance on whether share-based transactions involving treasury shares or involving group entities (e.g. options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. The interpretation is effective for annual periods beginning on or after March 1, 2007, but is not relevant for the Group as it has no relevant transactions.
IFRIC 12, ‘Service Concession Arrangements’, provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession arrangements. The interpretation is effective for annual periods beginning on or after January 1, 2008 (although it is not endorsed for use in the EU as of December 31, 2008). The interpretation is not relevant for the Group as it is not party to any such arrangement.
Standards and interpretations available for early adoption for December 31, 2008, relevant for the Group
IFRS 8, ‘Operating Segments ‘, replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The standard is effective for annual periods beginning on or after January 1, 2009, with earlier application permitted, and will be adopted by the Group from that date. The expected impact is still being assessed in detail by management.
Amendments to IAS 1, ‘Presentation of Financial Statements’, require an inclusion of a statement of financial position as at the beginning of the earliest comparative period whenever an entity retrospectively applies an accounting policy, or makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements. They also require all items of income and expense (including those accounted for directly in equity) to be presented in the future in a single statement (a ‘statement of comprehensive income’) or in two statements (a separate ‘income statement’ and ‘statement of other comprehensive income’). The standard further introduces new detailed requirements regarding the presentation of items of other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted, and will be adopted from that date. The impact is expected not to be substantial, apart from the added specifications required.
Improvements to IFRSs, the first annual improvement project, was finalized by IASB in 2008, and includes accounting changes for presentation, recognition or measurement purposes, and changes involving terminology or editorial changes with minimal effect on accounting. The changes effect several standards. The changes are effective for annual periods beginning on or after January 1, 2009, or July 1, 2009, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), and will be adopted from the respective dates. The impact is expected to be immaterial.
Standards and interpretations available for early adoption for December 31, 2008, not relevant for the Group
IFRIC 13, ‘Customer Loyalty Programs’, clarifies that where goods or services are sold together with a customer loyalty incentive (e.g. loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The interpretation is effective for annual periods beginning on or after July 1, 2008, with earlier application permitted, but is not expected to be relevant for the Group as it does not operate any loyalty programs.
Amendments to IAS 23, ‘Borrowing Costs’, require an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The revised standard is effective for annual periods beginning on or after January 1, 2009, with earlier application permitted, but is not expected to be relevant for the Group as it has no relevant qualifying assets.
Amendment to IFRS 2 (Amendment), ‘Share-Based Payment: Vesting Conditions and Cancellations’, clarifies that vesting conditions are limited to service conditions and performance conditions. Other conditions are considered non-vesting conditions. The amendment is effective retrospectively for annual periods beginning on or after January 1, 2009, with earlier application permitted, but is not expected to be relevant for the Group as it has no share-based payment.
Amendments to IAS 32, ‘Financial Instruments: Presentation’, provide exemptions from the requirement to classify as a liability financial instruments under which an entity has an unavoidable obligation to deliver cash. The amendments set out detailed definitions and circumstances that must be met before these exemptions are available. The amendments to IAS 32 lead to consequential amendments to IAS 1, IFRS 7 and IFRIC 2. The amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), but are not expected to be relevant for the Group as it has no qualifying financial instruments.
Revised IFRS 3, ‘Business Combinations’, and revised IAS 27, ‘Consolidated and Separate Financial Statements’, resolve many aspects of business combination accounting by restricting options or allowable methods. The most significant changes relate to acquiring a controlling interest, accounting for changes in stake and accounting for the price paid. The revised standards are effective for annual periods beginning on or after July 1, 2009, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), but are not expected to be relevant for the Group as it has no relevant transactions.
Amendments to IFRS 1, ‘First-Time Adoption of IFRS’, allow first-time adopters to use a deemed cost of either fair value or the carrying amount under the previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. Amendments to IAS 27, ‘Consolidated and Separate Financial Statements’, remove the definition of the cost method and replace it with a requirement to present dividends as income in the separate financial statements of the investor. The amendments are effective for annual periods beginning on or after July 1, 2009, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), but are not expected to be relevant for the Group as it is not a first-time adopter of IFRS.
IFRIC 15, ‘Agreements for the Construction of Real Estate’, addresses a divergence in practice regarding the identification of the applicable accounting standard when real estate developers enter into contracts with buyers before the construction is completed. The interpretation provides guidance on the accounting for such agreements. The interpretation is effective for annual periods beginning on or after January 1, 2009, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), but is not expected to be relevant for the Group as it is not party to any qualifying contracts.
IFRIC 16, ‘Hedges of a Net Investment in a Foreign’, determines which foreign exchange risks from investments in foreign operation qualify for hedge accounting in accordance with IAS 39. The interpretation is effective for annual periods beginning on or after October 1, 2008, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), but is not expected to be relevant for the Group as it has no qualifying investments.
IFRIC 17, ‘Distribution of Non-cash Assets to Owners’, provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders. The interpretation is effective for annual periods beginning on or after July 1, 2009, with earlier application permitted (although it is not endorsed for use in the EU as of December 31, 2008), but is not expected to be relevant for the Group as it has no history of qualifying distributions to its owners.
Amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement — Eligible Hedged Items’, provide clarification on two issues relating to hedge accounting, inflation (identifying it as a hedged risk or portion) and hedging with options. The amendments are effective for annual periods beginning on or after July 1, 2009, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), but are not expected to be relevant for the Group as it has no hedge accounting in accordance with IAS 39.
2.2 Consolidation
Subsidiaries are entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.

The consolidated financial statements include the accounts of Eksportfinans ASA and its wholly owned subsidiaries Kommunekreditt Norge AS and eFunding AS. See note 16.
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
On initial recognition, foreign currency transactions are recorded applying the spot exchange rate at the date of recognition. At the balance sheet date, foreign currency monetary items are translated using the closing rate. Unrealized gains and losses on foreign currency translations are posted in the income statement. This is not applied for items related to the 108 Agreement with the government, as foreign currency risks are covered by the Agreement. Exchange rate differences on transactions under the Agreement are booked to a settlement account with the government on the balance sheet. See the further description of the 108 Agreement in notes 2.6.1 and 2.6.3.
2.4 Recognition and derecognition of financial assets and liabilities
Securities are accounted for at settlement date. However, the change in fair value from trade date to settlement date is recorded in earnings. All other financial instruments are accounted for at the date that Eksportfinans becomes contractually obliged to the agreement. Financial instruments are derecognized when the contractual rights to receive, or the contractual obligations to pay, cash flows expire or when substantially all the risks and rewards of the instrument are transferred.
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
2.6 Financial instruments
2.6.1 Financial instruments used and classification in portfolios
The Group’s balance sheet consists to a great extent of financial instruments. The accounting policies related to these assets and liabilities are therefore critical for an understanding of the financial statements.
Financial instruments are classified into the following categories:
•	Financial assets or financial liabilities at fair value through profit or loss

•	Loans and receivables (measured at amortized cost)

•	Other financial liabilities (measured at amortized cost)
Financial assets or financial liabilities at fair value through profit or loss are financial instruments either classified as held for trading, or upon initial recognition designated as at fair value through profit or loss (the fair value option). Financial instruments held for trading include securities acquired principally for the purpose of being sold in the short term, and financial derivatives used to manage market risk. Financial instruments designated upon initial recognition as at fair value through profit or loss consist of lending, liquidity placements, including deposits and securities, borrowings and cash collateral related to swaps.
Loans and receivables measured at amortized cost consist of loans and receivables covered by an agreement with the authorities stipulated in Parliamentary Bill No. 108 (1977-78), (referred to as the 108 Agreement). The 108 Agreement has been established to provide exporters of capital goods financing on terms that are in accordance with OECD (Organization for Economic Co-operation and Development) regulations related to the Consensus Agreement for export financing (the CIRR scheme). Coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the 108 Agreement. The Company enters into derivative contracts on behalf of the 108 Agreement to reduce the market risk. See further description in note 2.6.3.
Other financial liabilities, measured at amortized cost, consist of bond debt and other liabilities related to the 108 Agreement.

2.6.2 Measurement
2.6.2.1 Initial measurement
Financial instruments are measured at fair value on the date of recognition, see note 2.4.
2.6.2.2 Subsequent measurement
Measurement at fair value
Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s length transaction.
The Group has elected the fair value option for the main portion of its financial instruments, with two exceptions. Firstly, lending, borrowing and liquidity under the government supported 108 Agreement are measured at amortized cost. Secondly, instruments for which fair value measurement is a requirement are not subject to the fair value option. The latter applies for financial assets and liabilities held for trading and all financial derivatives, which are required to be measured at fair value under present regulations.
The fair value option is applied when this results in the most relevant information under the options available for measurements of financial instruments and when alternative principles of measurement result in greater accounting mismatches. The most important cause of accounting mismatch is the requirement to measure all financial derivatives at fair value. Financial derivatives are used in economic hedges of the market risk of specific assets and liabilities. To obtain a symmetrical measurement, the underlying economically hedged transactions, as well as transactions at floating rate that are not subject to individual hedges, have to be measured at fair value. This is obtained through the application of the fair value option for these financial instruments.
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, expected discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs. See note 4 for a description of fair value measurement.
Measurement at amortized cost
Lending, borrowing and liquidity under the 108 Agreement are measured at amortized cost using the effective interest method. The effective interest method provides the principles of calculating the amortized cost of a financial asset or financial liability, and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument.
Impairments of financial assets
At each balance sheet date the Company assesses whether there is any objective evidence that a financial asset, or group of financial assets, measured at amortized cost is impaired. If any such evidence exists, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the original effective rate or the current effective rate of return for a financial asset with variable interest rate.
2.6.3 Presentation in the balance sheet and income statement
General
Interest accrued but not paid or received and adjustments to fair value are presented in the balance sheet in the same line item as the underlying asset or liability to which the interest relates.
Lending
Loans are recorded, dependent on the counterparty, either in the line item ‘Loans and receivables due from credit institutions’ or in the line item ‘Loans and receivables due from customers’ in the balance sheet, regardless of measurement principles applied. The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. These loans are classified as loans to credit institutions under present regulations.
Interest income on instruments classified as lending is included in the line item ‘Net interest income’ using the effective interest method, irrespective of measurement principle. The method is described in the section on amortized cost in note 2.6.2.2. Fees are recognized as income or expense at the transaction date when applying fair value, and as interest income using the effective interest method when applying amortized cost measurement.
Changes in the value of loans measured at fair value are included in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the income statement.
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
Lending, borrowing and liquidity under the Agreement are included in the relevant balance sheet items together with transactions not covered by the Agreement. Interest income and interest expenses are recorded in the income statement using the effective interest method based on the rates agreed upon under the Agreement. Fees are recognized as interest income using the effective interest method when applying amortized cost.
A decrease in the value at the balance sheet date based on objective evidence of impairment for loans valued at amortized cost is reflected in the line item ‘Impairment charges on loans at amortized cost’ in the income statement.
Under present accounting regulation, certain components of the 108 Agreement, which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the Agreement due to changes in interest and foreign exchange rates, are defined as financial derivatives. Separate measurement at fair value for these derivatives have the potential to result in considerable increases in the Company’s income volatility. See note 14.

Securities
Interest bearing securities, consisting of commercial paper and bonds, are included in the line item ‘Securities’ in the balance sheet.
Interest income on securities is included in the line item ‘Net interest income’ using the effective interest method. The method is described in the section on amortized cost in note 2.6.2.2.
Realized gains or losses from the sale of securities, and changes in fair value of securities, are included in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the income statement.
Derivatives
The fair value of derivative contracts is reported in the balance sheet in separate asset and liability line items depending on the fair value of each contract. The net fair value of each derivative contract determines if it is classified as an asset or as a liability at the reporting date. The embedded derivatives in the 108 Agreement are recognized in the balance sheet as an asset or a liability depending on the net fair value of the derivatives at the reporting date.
Interest, and the interest effect on economical hedging instruments, is classified as interest income or expense in the income statement. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’.
Portfolio Hedge Agreement (PHA)
In March 2008 the Company entered into an agreement with a majority of the shareholders, where the shareholders guarantee for further market value decline in the securities portfolio for an amount up to NOK 5 billion. The agreement is referred to as the Portfolio Hedge Agreement (PHA). The agreement meets the definitions of a financial derivative contract and is measured at fair value. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the income statement. See note 14 for a description of the agreement.
Borrowings through the issue of securities
All borrowing is measured at fair value with the exception of borrowing under the 108 Agreement, which is measured at amortized cost. Changes in value of borrowings measured at fair value are included in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the income statement.
Reacquired debt
Reacquired debt is deducted from the same line item in which the initial issue was recorded. The reduction is made with the carrying value. For debt not covered by the 108 Agreement, there is no effect in the income statement from the reacquisition, as the debt is already measured at fair value.
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
Direct expenses are materials and salaries to employees directly involved in the projects, and are capitalized. Expenses related to maintenance of software and IT systems are recognized in he income statement as they occur. Capitalized software recorded in the balance sheet is depreciated on a straight-line basis over the asset’s useful life.
See note 17 for further information.
2.8 Property and equipment
Property and equipment are carried at historical cost less depreciation. Cost includes expenses directly related to the acquisition of the asset. Subsequent expenses are capitalized together with the relevant asset if it is probable that future economic benefits associated with the expenses will flow to the Company. Expenses for repairs and maintenance are recognized in the income statement as they occur. Depreciation is made on a straight-line basis over the asset’s useful life.
Depreciation rates are applied to the asset’s deemed cost, as recognized at transition to IFRS, for buildings, and to the asset’s historical cost for other equipment. Land and art is not depreciated.
An asset is derecognized when risks and rewards are transferred to another party.
See note 18 for further information.
2.9 Investment property
Part of the building owned by the Group can be sold separately and is leased out to various tenants. Investment property constitutes approximately 38 percent of the property. The cost model is applied for investment property. After initial recognition investment property is thus accounted for in the same way as property classified under property and equipment, and depreciation is made on a straight-line basis over the property’s useful life.
See notes 7, 10 and 18 for further information related to investment property.
2.10 Impairment of non-financial assets
When there are indications that an intangible asset, a piece of property or equipment, or an investment property may be impaired, its recoverable amount is estimated for that individual asset. The recoverable amount is the higher of an asset’s fair value less cost to sell, and the asset’s value in use. If the recoverable amount is lower than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. The impairment loss is recognized in the income statement.

2.11 Pension commitments
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
The Group is required to establish an occupational pension scheme in accordance with the Norwegian law on required occupational pension (‘lov om obligatorisk tjenestepensjon‘). The Group’s pension scheme meets the requirements of that law.
The pension expenses in the income statement are based on assumptions determined at the start of the period while the liability is based on assumptions at the end of the period (i.e. the balance sheet date).
Pension expenses are included in the line item ’Salaries and other administrative expenses‘ in the income statement.
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
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date on long term Norwegian government bonds, adjusted to differences in the payment structure and the average maturity of the pension liability.
Expected return on plan assets is calculated at the beginning of the period based on the discount rate, with a risk premium that reflects expected long-term investment profile of the plan assets.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10 percent of the value of plan assets or 10 percent of the defined benefit obligation are recognized in the income statement over the employees’ expected average remaining working lives.
Past service costs are recognized immediately in administrative expenses, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.
Social security tax related to the pension commitments is calculated based on the net pension obligation for each pension scheme at the end of the year, before taking into account unrecorded past service cost and unrecorded actuarial gain/losses .
Pension liabilities are classified under the line item ‘Provisions’, and prepaid pension cost is classified under the line item ‘Other assets’ in the balance sheet.
See notes 3.2 and 8 for further information.
2.12 Income taxes
The tax expense in the income statement consists of both current payable tax and changes in deferred tax. Current payable tax is based on taxable net income for the year. Change in deferred tax is based on temporary differences between accounting profit and taxable profit.
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
See note 11 for further information.
2.13 Provisions
A provision is a liability of uncertain timing and amount that is recognized when the Company has a present legal or constructive obligation as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The amount recognized is measured at the present value expected to be required to settle the obligation at the balance sheet date, taking into account risks and uncertainties surrounding the provision. The amount is only recognized if it can be estimated reliably.
See notes 8 and 21 for further information.

2.14 Leases
The Group acts as both lessor and lessee in operating lease contracts.
Lease income is recognized in the income statement on a straight-line basis over the lease term. Assets subject to lease are recognized in the balance sheet according to the nature of those assets.
Lease payments are recognized as an expense on a straight-line basis over the lease term.
See note 6 for further information.
2.15 Cash equivalents
Cash equivalents are defined as bank deposits with maturity of less than three months from the date of acquisition. Other bank deposits are included in the line items ’Purchase of financial investments‘ and ‘Proceeds from sale or redemption of financial investments’ in the cash flow statement.
See note 28 for further information.
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
The discount rate applied when discounting pension benefit obligations is determined by reference to market yields at the balance sheet date on long term Norwegian government bonds, adjusted to differences in the payment structure and the average maturity of the pension liability.
The applied discount rates are 4.7 percent and 3.8 percent for the pension cost and the pension liability respectively.
Sensitivity of pension cost and obligation from changes in the discount rate:

(NOK millions)	Gross pension cost 1)	Projected benefit obligation

Discount rate applied	4.70%	3.80%
Actuarial calculation	22.7	181.9

Effect from 1 percentage point increase	(3.0)	(30.9)
Effect from 1 percentage point decrease	3.8	40.0

1)	Gross pension cost consists of the items ‘service cost’ and ‘interest cost’ specified in note 8.
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
Other fundamental assumptions for pension commitments include future salary adjustments, pension and other payments from the national insurance fund, anticipated increase in the National Insurance basic amount (the G amount), anticipated contractual pension agreement (CPA) acceptance and life expectancy.
See note 2.11 for accounting principles and note 8 for further information.
4 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
Fair value of financial instruments are displayed in note 13.
The fair values of financial instruments are determined either with reference to a price quoted in an active market for that instrument, or by using a valuation technique.
Prices quoted in active markets are prices readily and regularly available from exchanges, brokers, market makers and pricing vendors, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

An active market is one in which transactions, for the financial asset or financial liability being valued, occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A market is considered to be non-active when there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or little information is released publicly for the financial asset or financial liability. Pricing observability is affected by a number of different factors, such as type of financial instrument, whether the instrument is new to the market, characteristics specific to the transaction, and general market conditions.
The degree of judgment used in the measurement of fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have higher observability of prices, and less judgment is exercised when measuring fair value. Conversely, instruments traded in non-active markets, or that do not have quoted prices, have lower observability of prices, and fair value is estimated through valuation models or other pricing techniques that require a higher degree of judgment.
The methodology used for estimating the fair value using a valuation model is to calculate the expected cash flows under the terms of each specific contract, and then discount these back to present values. The expected cash flows for each contract are either determined directly by reference to actual cash flows implicit in observable market prices, or through modeling cash flows by using appropriate financial market pricing models. The valuation technique makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. These techniques use observable market prices and rates as inputs, including interest rate yield curves for substantially the full term of the asset or liability, equity and commodity prices, option volatilities and currency rates. In some instances, the input to the valuation technique is determined using a regression analysis utilizing observable market data. In certain cases, the valuation techniques incorporate a limited number of unobservable inputs, but for the most part only to an extent considered insignificant for the fair value calculations. The calculated values are in general adjusted with appropriate credit spreads obtained from the market.
For financial instruments for which prices are obtained from the market, pricing vendors provide prices quoted from trading screens. Although the prices generally are not binding or directly tradable, they are observable in the market. As such, the Company primarily has financial instruments for which prices are quoted in an active market, or financial instruments for which credit spreads or other model inputs are observable in the market, and the models used to price them are transparent. Most of the portfolios consist of financial instruments for which the value is calculated by valuation models, as liquidity in the markets has been significantly reduced over the past year. The Company has developed an understanding of the information used by third party pricing sources to describe the estimated prices or model inputs. The information obtained from third party pricing sources was evaluated and relied upon based on the degree of market transactions supporting the price indications and the firmness of the price indications. In most cases, the current market conditions caused the price indications to be non-binding and supported by very limited to no recent market activity. In these instances, our judgment was that this third party information was a reasonable indication of the financial instrument’s fair value.
In general, the Company goes through the following process to establish fair value for each financial instrument:
•	First, the Company seeks to identify current quoted prices in active markets.
•	If there are no current quoted prices, the Company seeks to identify recent transactions for the same instrument.
•	If there are no quoted prices for the same instrument, the Company seeks to identify quoted prices for another instrument that is substantially the same.
•	If there are no quoted prices, the Company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.
•	In certain instances, it is necessary for the Company to use unobservable inputs into the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.
See below for a discussion on how fair value is established for each class of financial assets and liabilities:
Loans and receivables due from credit institutions or customers:
The fair values of loans and receivables due from credit institutions or customers are determined using a discounted cash flow model, incorporating appropriate yield curves and credit spreads obtained from the market. These debt instruments are not actively traded and consequently, these instruments do not have observable market prices subsequent to loan origination.
For export lending, interest rate curves are obtained from market sources, and credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Norwegian Guarantee Institute for Export Credits (GIEK). An increase in the credit risk of the debtor will, as a result of the guarantee, not lead to more than an insignificant increase of the combined credit risk. For example, a loan made to a debtor guaranteed by a specific bank has a considerably lower spread than a direct loan made to the same bank. The Company therefore believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread. Credit ratings of all guarantors are monitored on an ongoing basis. Spreads are adjusted upon significant changes in rating for the guarantor since origination date, as the Company considers this as evidence of widening of spreads. Further, the Company analyses the development of initial margins over time. These data show that initial margins obtained for new guaranteed loans have not been functions of time, not even over the past two years. Credit spreads for guaranteed loans given by the Company, have consequently not increased with the significant general credit spread increase during the past eighteen months. The spreads applied to fair value measurement of export loans are unobservable. Increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of the export lending portfolio by approximately NOK 120 million. The guarantees received are embedded in the loan agreements, and not separately transferable.
For municipal lending, interest rate curves and credit spreads are based on observable market data. The credit spreads used in the model are supported by quotes obtained from three different price providers. For loans guaranteed by municipalities, the same methodology is used as for guaranteed export lending.
For direct loans to Norwegian savings banks, interest rate curves and credit spreads are based on observable market data. As of December 31, 2008, the primary market for funding for Norwegian savings banks is funding from the Central Bank of Norway. This is a funding program that has been available for a long time. However, this funding source has become more attractive as the inter-bank market has dried up. This is not a program subsidized by the Norwegian government and the transactions are deemed to be market transactions on arm’s length basis. There were two significant lending transactions occurring close to year end, one loan with a two year maturity and one loan with a three year maturity. Since October 2008, Norwegian savings banks have also had access to funding from the Norwegian Government in a plan where securities can be swapped with government debt at a given interest rate. This rate is determined through the Dutch auctions held by the Central Bank of Norway. The volume-weighted interest rates from these transactions are used to derive the credit spread relative to the benchmark interest rate (Norwegian Interbank Offer Rate – NIBOR) at the same date. The Company adjusts credit spreads for these loans for corresponding maturities. For longer maturities, an applicable credit spread curve is derived by adjusting credit spread curves from the market to fit the observable market transactions at the shorter maturities. In other words, the shape of other spread curves are applied to the data points derived from the observable market transactions discussed above.

The credit spread curves obtained from the market are from widely published reports from market participants on indicative spreads for identical or similar loans. The spreads are published in the market shortly after month end, but do not represent offers, or solicitations of offers, to purchase or sell financial instruments. To ensure that the information can be used for fair value measurement purposes, Eksportfinans performs an assessment of the evaluations, calculations, opinions and recommendations of the publications. The spreads come partly from trading screens quoting actual trades, and partly from matrix pricing and interpolations including judgments by the distributors. Eksportfinans has assessed their interpolation methodologies, matrix pricing algorithms and models to be adequate and of sufficient quality.
All credit spread adjustments of initial spreads are individually assessed for reasonableness relative to appropriate credit spread development over time, spreads for similar guarantors, and spreads on new similar loans or guarantees.
Securities:
Fair value of Eksportfinans’ portfolio of securities is partially established using valuation techniques and partially using prices quoted in active markets. Eksportfinans aims to maximize the use of observable inputs, and minimize the use of unobservable inputs, when estimating fair value. The valuation techniques used by Eksportfinans are well known and widely used models. The models use only publicly available market data as input, such as index levels, stock prices and bond credit spreads. Whenever available, the Company obtains quoted prices in active markets for fixed maturity securities at the balance sheet date. Market price data is generally obtained from exchange or dealer markets.
Prior to July 2008, Eksportfinans used external price quotes to estimate the fair value of all its securities. Since autumn 2007, markets have become increasingly illiquid. Previously, pricing and spread quotes were based on significant trading volumes and frequent trades. During 2008, they have generally been based on small trading volumes and transactions from dates significantly earlier than the measurement date. In July 2008, Eksportfinans assessed externally quoted prices for most of its securities to be of inadequate quality. Trading volumes of securities that Eksportfinans holds had decreased significantly, and the small remaining trading volumes were viewed as no longer being representative for the fair value of the securities. The Company therefore developed a factor model, deriving comparable spreads from the remaining liquidity of similar securities. An extensive analysis showed that only two factors were necessary to explain spread development with a high degree of accuracy. The two factors are the two year spread between the Euro swap two year rate and Euro government two year rate, and the iTraxx five year senior financials index spread. Eksportfinans applied the factor model to 80 percent of the securities, representing approximately 70 percent of the trading portfolio measured at market value as of December 31, 2008.
For the remaining securities not valued with the factor model, four had such short time to maturity that par value was used. One security was priced in the Company’s main trading system due to its simplicity. Two securities with Washington Mutual as counterparty were priced using one source each, but calibrated with other quotes. For the remaining securities, Eksportfinans retrieved prices and credit spread quotes from sixteen different market makers and pricing vendors. These were securities issued in countries having extended binding governmental guarantees, securities from defaulted issuers, securities from issuers in clear financial distress, and securities with only a short time to maturity.
The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Among the sixteen different quote providers, the two major covered 41 percent of the portfolio for which quotes were fetched. 53 percent of these securities had only one quote, 29 percent had two quotes and 7 percent had three quotes. Eksportfinans has established various controls to ensure the reasonableness of quotes for securities receiving only one quote, such as reconciling with other securities of similar currency, maturity, country or issuer. For securities receiving more than one quote, special consideration is given if the difference between the quotes exceeds set thresholds. For the bulk of the externally quoted portfolio, the spread in quotes was less than 5 basis points. For 0.3 percent of the quoted portfolio the difference between the highest and lowest quote was more than 5 percent. The maximum difference was 6.6 percent. For all quoted prices the median quote was used.
Financial derivatives:
Currency and interest rate swaps are valued using a valuation model technique incorporating appropriate credit spreads obtained from the market, as well as other observable market inputs, such as interest rate levels and market volatilities. Structured swaps mirroring the embedded derivatives in structured debt issues are modeled as described for structured bond debt. All swaps are governed by credit support annexes (CSAs), and movement of cash collateral will offset credit spread changes. Non-performance risk is hence included in the fair value of the financial derivative portfolio assets and liabilities.
Structured bond debt:
Structured bond debt consists of bond issues where the coupon rate, currency, maturity date and notional amount may vary with market conditions. For instance, the maturity will vary as a significant part of the structured bond debt has call and trigger features depending on the passage of time and/or market levels.
Eksportfinans’ structured issues currently consist of six main structure types:
•	One type pay coupon in a different currency than the foreign exchange cross (FX) for which the coupon is calculated.
•	One structure pays a coupon being a minimum of two FX’s.
•	One structure type is fixed rate securities with Bermudan optionalities.
•	One type has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low.
•	One pays coupon which is inversely linked to the London Interbank Offer Rate (LIBOR).
•	One type includes structures having a coupon depending on the difference between two interest rates, for example ’2 year swap minus 10 year swap‘. This difference is multiplied with a factor, and both one and two currencies can be involved.
Structured bond debt (and their corresponding swaps, see section on financial derivatives above) are valued using different, well known valuation models, such as Black and Scholes and Hull/White, as appropriate for the different types of structures. All models use observable market data. Volatilities, correlations, CMS factors, spreads etc., are imported (unadjusted) directly from widely used information systems like Reuters and Bloomberg. The programming codes of these valuation models are available, and known to the Company. All models are calibrated to produce the transaction price at day one and consequently there is no day one profits calculated using Eksportfinans’ methodology.
The models used by Eksportfinans for fair value measurement of structured bond debt have ten levels of accuracy, where 1 means least accurate but the shortest calculation time. For annual financial reporting purposes, the modeling accuracy used is 5. This is chosen after extensive testing conducted both by the Company and the system vendor, considering calculation time requirements, accuracy requirements, structure types, and calculation power.
The fair values established using the valuation models above are further supported by two sources of evidence. First, the values are assessed for reasonableness against values for the same instruments received from the counterparty in the transaction. Second, Eksportfinans buys back structured debt from time to time, and the fair values established are assessed for reasonableness against buy back transaction prices for similar debt.
Other bond debt:
Fair value of other bond debt is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from the market. The credit spread quotes are obtained from a market participant considered to be the major price provider for the relevant bond debt. Quotes are from trading screens or from matrix pricing methodologies, and are quoted as indicative but not binding. From the quotes obtained, to price the other bond debt of the same type with different maturities, a yield curve is derived by using an interpolation methodology. In order to assess the reasonableness of these quotes, additional spread quotes are obtained from other price vendors. Significantly deviating quotes are followed up by a request for a confirmation of the quote and a comment on trading volume. Further, the spread quotes used are compared against observable CDS quotes on Bloomberg.
Commercial paper debt:
Fair value of commercial paper debt (CP) is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves. Interest rate curves are obtained from market sources and credit spreads are based on initial margin relative to LIBOR at the time of borrowing. As Eksportfinans issued CP at approximately the same levels close to year end as the CP issued earlier in the year, no credit spread adjustment was done for the commercial paper debt. The spreads applied to fair value measurement of CP are unobservable. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of CP outstanding by approximately NOK 13 million.
Subordinated debt and capital contribution securities:
Fair value of subordinated bond debt and capital contribution securities are established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from the market. The credit spreads are obtained from the arranger banks. Quotes come either as credit spreads relative to USD swap rates or the Gilt curve, or as a quoted fair value price. For quotes received in the form of credit spreads, appropriate net present value calculations derive the fair value of the security, using the quoted credit spread relative to the corresponding curve.
5 NET GAINS/(LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE
Net realized and unrealized gains/(losses) on financial instruments at fair value:

(NOK thousands)	2008	2007	2006

Securities	962	6,194	20,407
Financial derivatives	72,843	0	0
Foreign currencies	21,846	(825)	(816)
Other financial instruments at fair value	87,214	18,162	23,392

Net realized gains/(losses)	182,865	23,531	42,983

Loans and receivables	(281,549)	(123,023)	(172,717)
Securities	(2,953,646)	(1,118,778)	(213,507)
Financial derivatives	(3,643,708)	(1,541,057)	1,010,982
Commercial paper debt	(82,252)	4,353	640
Bond debt	10,465,890	2,084,275	(748,262)
Subordinated debt and capital contribution securities	106,807	80,634	859
Foreign currencies	15,632	3,116	3,434
Other financial instruments at fair value	17,816	(1,397)	6,370

Net unrealized gains/(losses)	3,644,990	(611,877)	(112,201)

NET REALIZED AND UNREALIZED GAINS/(LOSSES)	3,827,855	(588,346)	(69,218)

Net unrealized gains/(losses) on securities:

(NOK thousands)	2008	2007	2006

Securities held for trading	(1,625,290)	(575,077)	1,142
Securities designated as at fair value at initial recognition	(1,328,356)	(543,701)	(214,649)

TOTAL	(2,953,646)	(1,118,778)	(213,507)

See note 31.4 for a presentation of the above tables through the eyes of management.
6 LEASES
Eksportfinans ASA leases parts of its office building to unrelated parties under operating lease contracts, with lease terms generally between five and ten years. The future minimum lease payments receivable under non-cancelable operating leases in the aggregate and for each of the following periods is shown In the table below:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Up to and including one year	6,391	6,382
From 1 year up to and including 3 years	11,158	13,230
From 3 years up to and including 5 years	7,817	9,075
After 5 years	5,599	9,603

TOTAL PAYMENTS RECEIVABLE	30,965	38,290

Eksportfinans ASA’s wholly owned subsidiary Kommunekreditt Norge AS has an operating lease contract as a lessee, with an original lease term of ten years. The non-callable unexpired term of the contract is two years. The total of future minimum lease obligation under non-cancelable operating leases, by period when payment is due, is shown in the table below:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Up to and including one year	971	925
From 1 year up to and including 3 years	991	1,928
From 3 years up to and including 5 years	0	0
After 5 years	0	0

TOTAL OBLIGATION	1,962	2,853

7 OTHER INCOME

(NOK thousands)	2008	2007	2006

Rental income	1,428	1,231	202
Rental income investment property	5,131	6,301	4,961
Other income /(expenses)	(36)	41	437

TOTAL	6,523	7,573	5,600

8 EMPLOYEE RETIREMENT PLAN
The Group has a defined benefit occupational scheme for all employees in the form of a group pension scheme. The Group also has a contractual pension agreement (CPA) scheme that entitles staff to benefits from the age of 62 until they are eligible for a National Insurance pension upon reaching the age of 67.
The actuarial calculations are based on the following assumptions:

(Percent)	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006

Discount rate	3.80	4.70	4.40
Expected return on plan assets	5.80	5.75	5.50
Future salary increases	4.00	4.50	4.50
Future basic amount increase	3.75	4.25	4.25
Future pension increases	2.25	2.00	2.00
Expected CPA acceptance	20.00	20.00	20.00
Demographic assumption about mortality rate *)	K2005	K2005	K2005

*)	Statistical assumptions about mortality, as officially calculated in 2005.
The pension expenses consist of the following components:

(NOK thousands)	2008	2007	2006

Current service cost	15,869	13,399	12,771
Interest cost	6,821	7,004	6,958
Expected return on plan assets	(6,409)	(6,267)	(7,181)
Amortization of past service cost	230	232	211
Amortization of actuarial (gains)/losses	81	3	0
Administration cost	367	336	450
Social security tax	2,349	2,178	1,862

TOTAL PENSION EXPENSES	19,308	16,885	15,071

The amounts determined in the balance sheet are determined as follows:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Present value of funded obligations	142,213	133,517
Fair value of plan assets	108,712	115,866

Underfunded/(funded) status of funded obligations	33,501	17,651

Present value of unfunded obligations	39,693	28,007

Underfunded/(funded) status of all obligations	73,194	45,658

Unrecorded past service cost	(2,799)	(3,028)
Unrecorded actuarial (gains)/losses	(1,391)	10,727

NET PENSION LIABILITY	69,004	53,357

Pension liabilities in the balance sheet	69,905	54,276
Prepaid pension cost in the balance sheet	901	919

NET PENSION LIABILITY	69,004	53,357

Social security tax included	9,122	5,756
The movement in the defined benefit obligation over the year is as follows:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Beginning of year	161,525	200,563
Current service cost, excluding social security taxes	15,869	13,399
Interest cost	6,821	7,004
Actuarial losses/(gains)	(2,564)	(63,670)
Social security tax	2,349	5,756
Benefits paid	(2,094)	(1,527)

OBLIGATION AT AND OF YEAR	181,906	161,525

The contributions expected to be paid to the Group’s pension schemes in 2009 is NOK 13 millions.
The movement in the fair value of plan assets of the year is as follows:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Beginning of year	115,866	156,198
Expected return on plan assets	6,409	6,267
Actuarial gains/(losses)	(14,506)	(47,854)
Employer contributions	2,019	2,142
Benefits paid	(1,076)	(887)

ASSETS AT END OF YEAR	108,712	115,866

Plan assets are invested as follows (according to regulatory guidelines established for life insurance companies):

(Percent)	Dec. 31, 2008	Dec. 31, 2007

Equity securities	4	28
Debt securities	73	57
Property	17	12
Other assets	6	3

TOTAL PLAN ASSETS	100	100

(Percent)	2008	2007

Actual return on plan assets	2.2	9.1

Historical development of the pension liabillities:

	December 31,
(NOK thousands)	2008	2007	2006	2005	2004 *)

Present value of defined benefit obligations	181,906	161,525	200,563	141,712	142,370
Fair value of plan assets	108,712	115,866	156,198	176,045	140,357

Pension plan deficit/(surplus)	73,194	45,658	44,365	(34,333)	2,013

Unrecorded actuarial (gains)/losses and past service cost	(4,190)	7,698	(5,298)	2,867	(25,663)

NET RECORDED PENSION LIABILITY/(ASSET)	69,004	53,357	39,067	(31,466)	(23,650)

*) The figures for 2004 are according to previous GAAP and not adjusted to IFRS

9 SALARIES AND OTHER ADMINISTRATIVE EXPENSES

(NOK thousands)	2008	2007	2006

Salaries, pension expenses and social security	118,831	103,917	97,904
Development expenses	0	0	2,502
Administrative expenses	51,398	48,305	44,687

TOTAL	170,229	152,222	145,093

10 OTHER EXPENSES

(NOK thousands)	2008	2007	2006

Building service	4,477	4,110	4845
Building service investment property	609	569	466
Leases	1,001	950	900
Other expenses	8,571	6,536	6660

TOTAL	14,658	12,165	12,871

11 INCOME TAXES
Taxes payable:

(NOK thousands)	2008	2007	2006

Pre-tax operating profit/(loss)	4,659,845	(209,872)	217,027
Permanent differences	2,429	3,006	929
Change in temporary differences	(3,608,377)	652,719	135,387
Pension scheme transition effect	0	(11,297)	0

Taxable income	1,053,897	434,556	353,343

Current taxes	295,092	121,676	99,140
Change in last year’s tax provision	(226)	0	(3,472)
Change in deferred taxes	1,010,345	(182,761)	(37,908)

Total income taxes in income statement	1,305,211	(61,086)	57,760

Current taxes in statement of income	295,092	121,676	99,140
Withholding tax already paid	(1,116)	0	0
Tax effect from expenses related to new share capital	(3,230)	0	0

Taxes payable in balance sheet	290,745	121,676	99,140

Deferred taxes / deferred tax assets:

(NOK thousands)	2008	2007	2006

Deferred tax/(deferred tax assets) beginning of year	(79,125)	103,636	141,544

Revaluation of property	(3,307)	(2,958)	2,319
Mark-to-market adjustments financial instruments	3,627,830	(615,714)	(115,590)
Excess book value over tax depreciation	(328)	(8,623)	(23,369)
Employee retirement plan	(15,818)	(25,424)	1,253

Change in tax-increasing temporary differences	3,608,377	(652,719)	(135,387)

Applied tax rate	28%	28%	28%

Tax on changes in temporary differences	1,010,345	(182,761)	(37,908)

Deferred tax/(deferred tax assets) end of year	931,220	(79,125)	103,636

Temporary differences:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Revaluation of property	135,250	138,557
Mark-to-market adjustments financial instruments	3,282,709	(345,123)
Excess book value over tax depreciation	(23,167)	(22,840)
Employee retirement plan	(69,005)	(53,184)

Total tax-increasing temporary differences	3,325,787	(282,590)

Tax on temporary differences	931,220	(79,125)

Reconciliation of income taxes:

(NOK thousands)	2008	2007	2006

Pre-tax operating profit/(loss)	4,659,845	(209,872)	217,027

Tax calculated at a 28 % nominal tax rate	1,304,757	(58,764)	60,768

Income not subject to tax	(200)	(433)	(553)
Expenses not deductible for tax purposes	2,629	3,439	3,482
Other items	(807)	(11,299)	(13,670)

Reconciliation items	1,622	(8,293)	(10,741)

Tax effect on reconciliation items	454	(2,322)	(3,007)

Taxes / (tax income) in the income statement	1,305,211	(61,086)	57,760

Effective tax rate of taxes in the income statement	28.0%	29.1%	26.6%
Tax effect from reconciliation items above	0.0%	-1.1%	1.4%

Tax rate after reconciliation	28.0%	28.0%	28.0%

Applicable tax rate	28.0%	28.0%	28.0%

Difference	0.0%	0.0%	0.0%

12 MEASUREMENT CATEGORIES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
The classes of financial instrument fall into the following measurement categories (amounts in NOK thousands):

	December 31, 2008					December 31, 2007
FINANCIAL ASSETS	FVO1)	HFT2)	L&R3)	TOTAL	FVO1)	HFT2)	L&R3)	TOTAL

Cash	4	0	0	4	4	0	0	4
L&R*) due from credit institutions	35,710,934	0	477,150	36,188,084	26,872,189	0	462,061	27,334,250
L&R*) due from customers	80,927,660	0	31,822,949	112,750,609	81,138,106	0	17,638,478	98,776,584
Securities	44,623,467	63,514,054	0	108,137,521	50,753,520	29,379,566	0	80,133,086
Financial derivatives	0	27,294,201	0	27,294,201	0	9,743,651	0	9,743,651
Other assets	11,380,819	0	905,977	12,286,796	1,797,050	0	607,375	2,404,425

TOTAL	172,642,884	90,808,255	33,206,076	296,657,215	160,560,869	39,123,217	18,707,914	218,392,000

FINANCIAL LIABILITIES	FVO1)	HFT2)	OLB4)	TOTAL	FVO1)	HFT2)	OLB4)	TOTAL

Deposits by credit institutions	326,595	0	0	326,595	324,016	0	0	324,016
Commercial paper debt	33,609,108	0	0	33,609,108	31,277,368	0	0	31,277,368
Bond debt	192,811,783	0	32,619,706	225,431,489	156,995,485	0	18,042,424	175,037,909
Financial derivatives	0	18,368,301	0	18,368,301	0	6,934,797	0	6,934,797
Other liabilities	8,076,312	0	221,342	8,297,654	145,807	0	214,456	360,263
Subordinated debt	1,909,070	0	0	1,909,070	1,378,778	0	0	1,378,778

Capital contribution securities	444,943	0	0	444,943	558,600	0	0	558,600

TOTAL	237,177,811	18,368,301	32,841,048	288,387,160	190,680,054	6,934,797	18,256,880	215,871,731

*)	L&R = Loans and receivables

1)	FVO: Financial instrument at fair value through profit or loss — designated at initial recognition (fair value option)

2)	HFT: Financial instrument at fair value through profit or loss — held for trading

3)	L&R: Financial instrument at amortized cost — loans and receivables

4)	OLB: Financial instrument at amortized cost — other liabilities
The amounts in the above tables are carrying amounts.
13 FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table presents the financial assets and liabilities of the balance sheet, with the fair value of each class of financial instrument:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

ASSETS
Cash	4	4
Loans and receivables due from credit institutions	36,243,913	27,370,504
Loans and receivables due from customers	118,176,932	100,745,712
Securities	108,137,521	80,133,086
Financial derivatives	27,294,201	9,743,651
Other assets	12,286,796	2,404,425

LIABILITIES
Deposits by credit institutions	326,595	324,016
Commercial paper debt	33,609,108	31,277,368
Bond debt	230,001,527	176,382,226
Financial derivatives	18,368,301	6,934,797
Other liabilities	8,297,653	360,263
Subordinated debt	1,909,070	1,378,778
Capital contribution securities	444,943	558,600

See note 4 for description of fair value measurement.
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
The credit risk related to existing agreements is considered to be low, as all parties involved are major Norwegian and international financial institutions. In addition to trading only with counterparties having a sufficiently high rating all derivative transactions are traded under ISDA (International Swaps and Derivatives Association) agreements. For a significant part of the derivative counterparties Eksportfinans has entered into master collateral agreements represented as annexes in the ISDA agreements. These credit support annexes (CSAs) enable Eksportfinans to call for collateral if the derivative exposure exceeds set limits. For the major derivative counterparties, the CSA agreements have daily frequency. The same strict requirements and monitoring procedures in force for loan guarantees also apply to the Company’s counterparties under agreements related to financial derivatives. The risk of non-performance is considered in the estimates of fair value of derivative assets and liabilities.
The following overview of the Company’s financial derivatives shows the nominal gross amounts and the fair value of the agreements involved:

	Dec. 31, 2008		Dec. 31, 2007
(NOK thousands)	Notional	Fair value	Notional	Fair value

Interest rate derivatives	256,573,338	5,196,580	154,064,331	1,700,611
Currency rate derivatives	166,093,762	130,621	140,201,255	(1,237,017)
Interest and currency rate derivatives	69,041,108	(409,140)	54,332,927	1,212,252
Equity derivatives	54,667,550	944,133	26,511,987	1,158,856
Portfolio Hedge Agreement	5,000,000	2,617,855	0	0
108 derivatives	14,540,884	5,503	11,168,887	(33,378)
Other financial derivatives	6,799,748	440,348	4,295,086	7,530

TOTAL	572,716,390	8,925,900	390,574,473	2,808,854

Financial derivatives assets		27,294,201		9,743,651
Financial derivatives liabilities		18,368,301		6,934,797

NET DERIVATIVES		8,925,900		2,808,854

The notional is defined as the principal amount of the agreement at year-end.
Interest rate derivatives cover:
•	Interest rate swaps – agreements to swap the nominal interest rates payable within a certain period.

•	Forward rate agreements (FRAs) – agreements that fix the rate of interest to a nominal amount for a future period.

•	Agreements that set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.
Currency rate derivatives cover:
•	Forward purchases/sales agreements – agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.

•	Short-term currency swap agreements (FX swaps) – agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.
Combined interest rate and foreign currency rate derivatives cover:
•	Interest and foreign currency swaps – long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.

•	Interest and foreign currency swaps combined with other interest and foreign currency derivatives include the following:
–	Agreements which set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.

–	Foreign currency options – agreements that offer the right – but no obligation – to sell or buy a certain nominal amount at a pre-determined rate.

–	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.

–	Call or put options – agreements that give the right to cancel the agreement before its maturity date, or to extend the agreement.
Equity derivatives cover:
•	Interest and foreign currency swaps combined with agreements that relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed-upon level.

•	Interest and foreign currency swaps combined with stock options – agreements that offer the right – but no obligation – to sell or purchase a defined number of shares at a pre-determined, agreed-upon price.
Portfolio hedge agreement (PHA):
•	Eksportfinans has entered into a derivative Portfolio Hedge Agreement with the majority of its shareholders. This majority holds 99.5 percent of the Company’s shares. The purpose of the agreement is to hedge against future market value decline in the liquidity portfolio, consisting of asset backed securities (ABSs) and senior financial investments. The agreement, effective from March 1, 2008, offsets losses up to NOK 5 billion on securities held in the liquidity portfolio as of February 29, 2008. The agreement also offsets any gains on securities held in the portfolio as of the same date, including the accumulated loss in the portfolio of NOK 1,642 million as of February 29, 2008. The payments to or from the Company related to these losses or gains, respectively, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Any sale or other disposal of securities in the portfolio below par value requires prior consent from the three major private counterparties. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement.
Other financial derivatives cover:
•	Interest and foreign currency swaps combined with agreements that provide the option to receive physical securities (such as U.S. Treasury bonds) in exchange for the nominal amount of the agreement.

•	Credit linked swaps – interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in the form of one or several bonds.

•	Commodity derivatives – interest and foreign currency swaps combined with agreements which relate to the future price level of a commodity or commodity index in relation to a pre-determined agreed price.

•	Other contracts – The 108 Agreement is a government supported arrangement to facilitate lending to companies involved in the Norwegian export industry. Certain components of the 108 Agreement, which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the Agreement due to changes in interest and foreign exchange rates, are considered to meet the definitions of a derivative according to IAS 39. The embedded derivatives in the 108 Agreement are recognized in the balance sheet as an asset or a liability depending on the net fair value of the derivatives at the reporting date.
15 LOANS AND RECEIVABLES
Loans and receivables due from credit institutions:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Bank deposits and other claims on banks	7,737,224	940,849
Other claims on banks *)	835,278	(687,306)
Loans, nominal amount	28,171,232	26,773,540
Accrued interest and adjustment to fair value on loans	(555,650)	307,167

TOTAL	36,188,084	27,334,250

*)	Consists of net outstanding value of the economic hedge instruments in agreements relating to loans acquired from banks. The value of the loans acquired and the hedge instruments under the agreements are both classified as ’Loans and receivables due from credit institutions‘ in accordance with IFRS because not substantially all risk and rewards have been transferred.
The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.
Loans and receivables due from customers:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Loans due from customers, nominal amount	111,056,852	97,915,543
Accrued interest and adjustment to fair value on loans	1,693,757	861,041

TOTAL	112,750,609	98,776,584

Total loans:
Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Loans due from credit institutions	28,171,232	26,773,540
Loans due from customers	111,056,852	97,915,544

TOTAL NOMINAL AMOUNT	139,228,084	124,689,084

Loans by categories:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Commercial loans	107,676,773	107,049,949
Government-supported loans	31,551,311	17,639,135

Total nominal amount	139,228,084	124,689,084

Capital goods	19,930,929	10,756,568
Ships	31,630,787	19,569,995
Export-related and international activities *)	28,809,334	26,017,143
Loans to Norwegian local government sector	58,797,415	68,275,885
Loans to employees	59,619	69,493

Total nominal amount	139,228,084	124,689,084

Amount included that is expected to be settled after more than twelve months	119,747,252	114,091,091

*)	Export-related and international activities consist of loans to the following categories of borrowers:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Oil and gas	605,696	1,068,633
Pulp and paper	4,932,500	3,980,500
Engineering and construction	30,340	25,782
Aluminum, chemicals and minerals	13,463	213,290
Aviation and shipping	105,733	89,088
Hydro electric power	0	166,250
Consumer goods	3,715,478	2,993,597
Banking and finance	8,874,976	8,325,499
Real estate management	5,569,168	5,135,655
IT and telecommunication	4,927,500	3,980,500
Other categories	34,480	38,349

TOTAL NOMINAL AMOUNT	28,809,334	26,017,143

16 INVESTMENTS IN GROUP COMPANIES
Investments in group companies consist of shares in Kommunekreditt Norge AS (Kommunekreditt), located in Beddingen 8, Trondheim, Norway, and shares in eFunding AS (eFunding), located in Dronning Mauds gate 15, Oslo, Norway.

	Kommunekreditt	eFunding

Number of shares	5,000,000	100,000
Ownership percentage	100	100

(NOK thousands)	Kommunekreditt	eFunding		Total

Company share capital	500,000	100	*	500,100

Share of equity at the time of acquisition	111,324	100
Goodwill at the time of acquisition	6,680	0

Acquisition cost	118,004	100		118,104

Balance sheet value January 1, 2007	518,004	100		518,104
Paid up share capital	0	0		0

Balance sheet value December 31, 2007	518,004	100		518,104

Balance sheet value January 1, 2008	518,004	100		518,104
Paid up share capital	0	0		0

Balance sheet value December 31, 2008	518,004	100		518,104

*)	Share capital at the date of establishment.

17 INTANGIBLE ASSETS
The Group’s intangible assets consist mainly of software systems.

		Other
	Internally	intangible
(NOK thousands)	generated	assets	Total

Book value at Jan. 1, 2007	10,262	14,816	25,078
Additions during the year	1,331	11,609	12,940
Depreciation during the year	1,954	9,405	11,359

Book value at Dec. 31, 2007	9,639	17,020	26,659

Cost at Dec. 31, 2007	13,642	66,260	79,902
Total accumulated depreciation at Dec. 31, 2007	4,003	49,240	53,243

Book value at Dec. 31, 2007	9,639	17,020	26,659

Book value at Jan. 1, 2008	9,639	17,020	26,659
Additions during the year	0	9,133	9,133
Disposals during the year	411	0	411
Depreciation during the year	1,892	6,664	8,556

Book value at Dec. 31, 2008	7,336	19,489	26,825

Cost at Dec. 31, 2008	13,231	75,393	88,624
Total accumulated depreciation at Dec. 31, 2008	5,895	55,904	61,799

Book value at Dec. 31, 2008	7,336	19,489	26,825

Useful life	3-7 years	3-7 years	3-7 years
Depreciation rates	14-33%	14-33%	14-33%
Depreciation of intangible assets is included in the line item ‘Depreciation’ in the income statement.
18 PROPERTY, EQUIPMENT AND INVESTMENT PROPERTY

			Buldings
			and land at	Investment
(NOK thousands)	Equipment		own use	property	Total

Book value at Jan. 1, 2007	9,149		138,303	76,304	223,756
Additions during the year	7,137		62	2,465	9,664
Disposals during the year	431		0	0	431
Depreciation during the year	4,212		4,186	2,566	10,964

Book value at Dec. 31, 2007	11,643		134,179	76,203	222,025

Cost at Dec. 31, 2007	78,968		142,402	81,243	302,613
Total accumulated depreciation at Dec. 31, 2007	67,325		8,223	5,040	80,588

Book value at Dec. 31, 2007	11,643		134,179	76,203	222,025

Book value at Jan. 1, 2008	11,643		134,179	76,203	222,025
Additions during the year	4,648		2,120	217	6,985
Disposals during the year	535		0	0	535
Depreciation during the year	4,067		4,331	2,655	11,053

Book value at Dec. 31, 2008	11,689		131,968	73,765	217,422

Cost at Dec. 31, 2008	83,081		144,522	81,460	309,063
Total accumulated depreciation at Dec. 31, 2008	71,392		12,554	7,695	91,641

Book value at Dec. 31, 2008	11,689		131,968	73,765	217,422

Useful life	3-10 years	*)	10-67 years	10-67 years
Depreciation rates	10-33%		0-10%	1.5-10%

*)	Equipment includes art with NOK 1,827 thousand at December 31, 2007 and NOK 1,894 thousand at December 31, 2008. Art is not depreciated.
Income and expenses related to the investment property are specified in note 7 and 11 respectively.
The fair value of the investment property at the balance sheet date is estimated to approximately NOK 157 million, estimated by a qualified independent valuer.
19 OTHER ASSETS

(NOK thousands)	Dec. 31,2008	Dec. 31,2007

Settlement account 108 Agreement	590,983	227,322
Cash collateral	11,378,619	1,860,441
Delayed payment, securities not delivered from our custodian	305,912	299,879
Other	11,282	16,783

TOTAL	12,286,796	2,404,425

20 LOANS TO ELECTED OFFICERS
No loans have been provided to any elected officers, except for loans to the employees’ representatives, which are included in loans to employees in note 15.
No loans have been provided to companies in which Eksportfinans’ board members, members of the control committee or chairman of the council of representatives are board members as of December 31, 2008 and 2007 and NOK 152 million for 2006.
No loans have been provided to Norwegian municipalities in which Kommunekreditt’s board members, members of the control committee or chairman of the council of representatives are board members as of December 31, 2008 and 2007 and NOK 573 million for 2006. Bank deposits are not defined as loans. These loans are granted as loans at ordinary terms to customers.
21 PROVISIONS

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Pensions	69,905	54,276
Salaries and social security	14,251	10,268

TOTAL	84,156	64,544

22 OTHER LIABILITIES

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Grants to mixed credits	388,130	299,457
Cash collateral	7,849,743	1,115
Other short-term liabilities	59,781	59,691

TOTAL	8,297,654	360,263

23 SUBORDINATED DEBT

(NOK thousands)	Dec 31, 2008	Dec 31, 2007

JPY 15 bilions, 4.80%, due 2015	1,410,346	952,389
USD 60 millions, 4.24%, due 2016	398,979	341,111
USD 15 millions, 2.35%, due 2016	99,745	85,278

TOTAL	1,909,070	1,378,778

Under swap agreements that have been arranged for the loans, the Company’s interest obligation is at a variable rate in USD. The conditions comply with the requirements of Kredittilsynet (the Norwegian Financial Supervisory Authority) for additional capital.
24 CAPITAL CONTRIBUTION SECURITIES
The Company’s capital contribution securities consist of one loan of GBP 50 million at 5.918 percent fixed rate per annum. Under a 10-year swap agreement that has been arranged for the loan, the Company’s interest obligation is at a variable rate.
The capital contribution securities are perpetuals, but the Company has a unilateral right to call the securities at February 19, 2013 and every third month thereafter, at face value. The conditions comply with the requirements of Kredittilsynet (the Norwegian Financial Supervisory Authority) for core capital.

25 SHAREHOLDERS
At the end of 2008, Eksportfinans ASA had a share capital of NOK 2,771,097 thousand, divided into 263,914 authorized shares of nominal value NOK 10,500. At the end of 2007, the Company had a share capital of NOK 1,593,533 and 151,765 shares issued. All shares are fully paid.

	December 31, 2008		December 31, 2007 *)
	Number	Ownership	Number	Ownership
December 31, 2008	of shares	percentage	of shares	percentage

DnB NOR Bank ASA	105,557	40.00	60,701	40.00
Nordea Bank Norge ASA	61,246	23.21	35,220	23.21

The Norwegian State, the Ministry of Trade and Industry	39,587	15.00	22,765	15.00
Danske Bank A/S	21,348	8.09	12,276	8.09
Sparebanken Øst	12,787	4.84	7,353	4.84
Sparebanken Hedmark	3,499	1.33	2,012	1.33
Sparebanken Møre	3,499	1.33	2,012	1.33
Sparebanken Sør	3,497	1.32	2,011	1.32
Sparebanken Sogn og Fjordane	3,478	1.31	2,000	1.31
Sparebanken Vest	2,638	1.00	1,517	1.00
Sparebank 1 SMN	1,857	0.70	1,068	0.70
Voss Veksel og Landmandsbank ASA	1,050	0.40	604	0.40
Fana Sparebank	943	0.36	542	0.36
Handelsbanken	563	0.21	324	0.21
Sparebanken Pluss	529	0.20	304	0.20
Helgeland Sparebank	377	0.14	217	0.14
Sparebanken Volda Ørsta	296	0.11	170	0.11
SpareBank 1 Ringerike	235	0.09	135	0.09
Sparebank 1 Modum	188	0.07	108	0.07
Sparebank 1 Buskerud-Vestfold	188	0.07	108	0.07
Sparebank 1 Nøtterøy-Tønsberg	174	0.06	100	0.06
Haugesund Sparebank	94	0.04	54	0.04
Sparebank 1 Gran	94	0.04	54	0.04
BNP Paribas, Oslo Branch	83	0.03	48	0.03
Tingvoll Sparebank	52	0.02	30	0.02
Sparebank 1 Halden	38	0.02	22	0.02
Skudenes & Aakra Sparebank	17	0.01	10	0.01

TOTAL	263,914	100	151,765	100

*)	The ownership structure as of December 31, 2006, was identical to the structure as of December 31, 2007.
There exists only one class of shares. One share represents one vote. There exists no regulatory or other restriction on any shareholder to exercise their voting rights.
A shareholder agreement exists between the major and some of the minor shareholders, whereby they have given each other the priority to acquire any shares the others may sell in Eksportfinans ASA. The shareholder agreement comprises 71 percent of the shares.
On January 29, 2009, related to the agreement with the Norwegian Government, which is described in note 37, changes to the Company’s articles of association were passed. In addition to 263,914 ordinary shares with a nominal value of NOK 10,500 per share, the Company has issued one preference share with a nominal value of NOK 10,500. The preference share is owned by the Norwegian Government. All shares, both ordinary shares and the preference share, represent one vote. New share capital is NOK 2,771,108 thousand.
26 RESERVES WITHIN EQUITY
The share premium reserve is a requirement by Norwegian legislation. Allocations to this reserve are to be made for share premium in connection with the subscription for shares.
The reserve for unrealized gains is a requirement by Norwegian legislation. Allocations to this reserve are to be made in the parent company accounts for, with a few exceptions, positive differences between carrying value and amortized cost of financial assets and liabilities measured at fair value. Reserves are also made for the difference between fair value of buildings and land (measured at fair value at the transition to IFRS) as of January 1, 2006, and the value as of December 31, 2005 under the previous GAAP. The latter difference is reduced each year with depreciation of the revaluation amount.
Both reserves represent restricted equity that cannot be distributed as dividend.
Other equity consists solely of retained earnings.
27 CAPITAL MANAGEMENT
The primary objectives of the Group’s capital management are to have a sound capital base and to ensure the Group’s high credit rating from the international rating agencies and compliance with externally imposed capital requirements, in order to support its business and to provide returns for shareholders and benefits for other stakeholders.

Eksportfinans maintains an actively managed capital base to cover risks inherent in the business. The adequacy of Eksportfinans capital is monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking supervision (‘BIS rules/ratios’) and adopted by The Financial Supervisory Authority of Norway in supervising the Group.
Dividend is determined with the aim to ensure an adequate level of growth and profitability for Eksportfinans as well as a satisfactory return for the shareholders. There have been no proposed or declared dividends for 2007 or 2008.
On March 13, 2008, the General Assembly voted to increase the share capital by NOK 1.2 billion through the issuance of new share capital from its owners. The unrealized losses in the liquidity portfolio serve as the background for the issuance.
In March 2008, Eksportfinans’ major private shareholders signed an agreement (Portfolio Hedge Agreement) with Eksportfinans, whereby the banks undertook to hedge against further market value decline after February 29, 2008. The agreement has also been signed by the Norwegian Government and the majority of the remaining private shareholders. For further details, see note 14.
On November 26, 2008, Eksportfinans entered into an agreement with the Norwegian Government. The agreement establishes that the Government will provide funding to Eksportfinans in the coming two years for financing of new export projects that qualify under the OECD Consensus Agreement for export financing (the CIRR scheme). See note 37 for further details.
During the past year, Eksportfinans has complied with all its externally imposed capital requirements.
Risk capital:
(NOK thousands and as percentage of risk-weighted assets and off-balance)

	Dec. 31, 2008		Dec. 31, 2007

Share capital	2,771,097		1,593,533
Share premium reserve	176,586		162,462
Other equity	4,260,498		905,863

Total equity	7,208,181		2,661,858

Capital contribution securities	506,050		381,009
Deductions	3,900,435		522,605
Additions	11,930		19,802

Total core capital:	3,825,726	8.1%	2,540,064	6.3%

Subordinated debt	1,627,598		1,129,191
Capital contribution securities	0		159,491
not included in core capital Deductions	0		0
Additions	46,097		46,097

Additional capital:	1,673,695	3.5%	1,334,779	3.3%

Total risk capital	5,499,421	11.6%	3,874,843	9.6%

Risk-weighted balance sheet and off-balance sheet items:

	Dec31,2008		Dec31,2007
(NOK thousands)	Book value	Weighted value	Book value	Weighted value

Loans to and receivables	36,188,084	7,237,617	27,334,250	5,466,830
due from credit institutions Loans to and receivables	112,750,609	18,600,153	98,776,584	17,583,372
due from customers Securities	108,137,521	15,617,012	80,133,086	14,118,919
of which held for trading	63,514,060	6,834,727	29,379,568	5,704,850
Financial derivatives	27,294,201	2,091,764	9,743,651	2,085,402
Other assets	12,531,047	2,562,691	2,732,238	666,513

Total assets on balance	296,901,462	46,109,237	218,719,809	39,921,035

Off-balance sheet items		689,523		605,822
Operational risk		446,972
Foreign currency exchange risk		79,453		39,946

Total risk-weighted assets		47,325,185		40,566,803

28 CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Cash and balances with Norwegian banks	710,745	216,849
Cash and balances with foreign banks	132,957	35,992
Bank deposits with maturity less than	6,483,025	578,977
three months

TOTAL CASH AND CASH EQUIVALENTS	7,326,727	831,818

The amounts are included in the balance sheet line item ‘Loans and receivables due from credit institutions’.
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
30 CREDIT RISK
Credit risk represents the loss that Eksportfinans would incur if one or several counterparties or issuers of securities or other instruments that the Company holds, fail to perform under their contractual obligations to Eksportfinans, or upon a deterioration of credit quality of the third parties whose securities or other instruments, including over-the counter (OTC) derivatives, Eksportfinans holds.
Credit risk arises from lending transactions, financial investments and derivative transactions. Most export loans are fully credit enhanced, normally with guarantees from financial institutions or governments.
Eksportfinans relies on domicile country as well as credit ratings and analyses from the major rating agencies (FitchRatings, Moody’s Investor Services and Standard & Poor’s) to monitor the credit quality of all guarantors and credit counterparties in the financial investments and derivatives portfolios. The Company uses well known shadow ratings published by commercial banks for some Norwegian, Swedish, Danish and Finnish counterparties that have no rating from the three international agencies. Reports are provided regularly to senior management and the Board. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other forms of support for the loans.
The following table presents loans by type of security/exposure:

(Percent)	Dec. 31,2008	Dec. 31,2007

Government guarantees	13.2	7.8
Loans to and guarantees from Norwegian local authorities	35.7	49.0

Public sector borrowers/guarantors	48.9	56.8
Guarantees from Norwegian banks	19.9	18.0
Loans to Norwegian banks	8.8	9.6
Guarantees from banks in OECD countries	13.1	10.8
Other *)	9.3	4.8

TOTAL	100.0	100.0

Total nominal amount in NOK thousands (from note 15)	139,228,084	124,689,084

*)	The increase in ‘Other’ is due to a cash deposit held over year end for a loan not paid out, amounting to approx NOK 10 billion.
Loans to Eksportfinans ASA’s subsidiary, Kommunekreditt Norge AS, are not included in the parent company figures.
Kommunekreditt extends loans to Norwegian municipalities, local authorities and inter-municipal companies, and to companies that are guaranteed by a Norwegian municipality, county or bank. In addition Kommunekreditt also extends loans to banks financing their lending to the public sector. Kommunekreditt extends loans to Norwegian municipalities or counties, and these loans are without any credit support. The risk related to loans with municipal security in Norway is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and penalty interest. This is set out in the Local Government Act. According to section 55, Norwegian municipalities and counties cannot be declared bankrupt.

All guarantees obtained from banks to support Eksportfinans’ loans are unconditional and irrevocable, whereas guarantees from the Norwegian Guarantee Institute for Export Credits (GIEK) or insurance companies are given subject to certain conditions and limitations, as discussed below.
Guarantees issued by GIEK, insurance companies and banks, generally cover principal, interest and, in most cases, interest on payments past due and expenses.
Guarantees issued by GIEK or insurance companies cover political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The terms of guarantees issued by the Guarantee Institute generally provide that the institute is to be notified after a default has continued for 60 days and that claims under the guarantees are payable six months from the date of the borrower’s default.
GIEK’s cover of political risks is 100 percent of a loan, and its maximum cover for commercial risks is 90 percent.
To date, substantially all export-related loans (collateralized loans included) have been made against guarantees from Norwegian and foreign banks, guarantees issued by the Norwegian Government, GIEK and other Norwegian governmental agencies, and guarantees provided by insurance companies.
The portfolio of securities consists mainly of money market instruments, certificates of deposit, bank deposits, senior bank obligations and triple-A rated asset backed securities (ABSs). Derivative transactions are interest rate swaps and currency swaps as well as structured swaps to swap the structured market risk exposure only from structured funding to plain floating interest risk. All swaps are done with financial institutions with high credit ratings. Eksportfinans has no and has had no investments in any sub-prime securities.
30.1 Credit risk measurement
Credit exposure is calculated based on the nominal amount of the loan guarantee or the nominal amount of the financial investment with a counterpart. Credit losses from export loans will only occur if both the borrower and the guarantor fail to fulfill contractual payments or obligations. For a conservative measurement this double line of defense is not taken into account in the day-to-day exposure measurement. For non-guaranteed loans, exposure is measured directly against the debtor’s credit limit based on the debtor’s credit rating.
The exposure related to derivative contracts is based on the mark-to-market value of the contracts, and is converted into a measure of credit risk in order to reflect that the counterparties might not meet their contractual obligations. The exposure is measured by calculating the net market value of all eligible transactions with the counterparty, including an add-on for each contract to take account of the potential future exposure that may arise from changes in market prices. The add-on for a position is a rising function of time to maturity and market volatility in the risk factors (i.e. interest rate curve or currency volatility) of the transaction. The add-on is also a function of the exposure type. For example the add-on of an interest derivative swap will be different for a currency swap with the same maturity and notional amount.
Counterparty exposures are subject to an annual credit assessment. The exposure is mostly towards the OECD (Organization for Economic Co-operation and Development) area, mainly related to Norwegian and European counterparties. The largest counterparties are The Kingdom of Norway, through GIEK, and DnB NOR Bank. The Company has also extended some payment guarantees to support the Norwegian export industry, see note 32.3.
30.2 Risk limit control and mitigation policies
Credit limits are determined on the basis of Eksportfinans’ risk capital, as well as the counterparty’s rating, size and risk capital. Maximum limits are subject to the statutory limitations for large exposures to individual clients. In addition to limits on counterparty exposure the Company in 2008 also introduced maximum limits on country exposure, counterparty type (sovereign, non-sovereign) and type of exposure to reduce concentration risk.
All derivative contracts are governed by master agreements developed by the International Swaps and Derivatives Association (ISDA). These agreements assure, for example, that netting is legally enforceable. Some of these agreements also contain provisions that require the posting of collateral in order to reduce counterparty exposure. These provisions include Credit Support Annexes (CSAs) that define collateral type and amounts to be transferred or received. This effectively ensures that if derivative exposures exceed pre-agreed limits, the counterparty with the positive exposure (which is now ‘too high’) can require the counterparty to transfer collateral to a dedicated neutral account. The transferred collateral will be netted in a situation of default. Thus the CSA agreement effectively ensures that the counterparty credit exposure is capped at the agreed upon limit. During 2008, the Company has increased the collateral exchange frequency to daily exchanges in order to reduce credit risk from mark to market fluctuations of derivatives.
Eksportfinans has CSA agreements with around 47 different counterparties as of December 31, 2008 and accepts only cash as collateral.
The following table shows posted and received collateral from these agreements:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Posted	11,378,619	1,860,411
Received	7,849,743	1,115

NET AMOUNT	3,528,876	1,859,296

30.3 Maximum credit risk exposure
Eksportfinans monitors its maximum exposure by excluding collateral or other credit enhancements. The table below displays this maximum exposure as of December 31:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Loans and receivables due from credit	35,710,839	26,872,193
institutions Loans and receivables due from customers	80,987,279	81,207,599
Loans at amortized cost	32,240,480	18,031,046
Securities held for trading	63,514,054	29,379,566
Securities	44,623,467	50,753,519
Financial derivatives 1)	27,294,201	9,743,651

TOTAL	284,370,320	215,987,574

1)	Represent financial derivatives with positive mark-to-market values, netting effect is not included.
Cash collateral received related to the credit exposure for financial derivatives is specified in note 30.2. Credit enhancements for securities exist in the form of the indemnification agreement (Portfolio Hedge Agreement — PHA) described in note 14. Credit quality of securities and loans are described in note 30.5.
Exposures related to payment guarantees and loan commitments are disclosed in note 32.3.
30.4 Loans past due or impaired
Due from credit institutions:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Interest and principal instalment 1-30 days past due	495	0
Not matured principal on loans with payments 1-30 days past due	350,000	0

Interest and principal instalment 31-90 days past due	436,170	0
Not matured principal on loans with payments 31-90 days past due	0	0

TOTAL LOANS THAT ARE PAST DUE	786,665	0

Relevant collateral or guarantees received 1)	350,495	0
Due from customers:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Interest and principal instalment 1-30 days past due	77,549	11,406
Not matured principal on loans with payments 1-30 days past due	1,526,873	327,625

Interest and principal instalment 31-90 days past due	17,769	656
Not matured principal on loans with payments 31-90 days past due	293,896	12,382

Interest and principal instalment more than 90 days past due	11,916	4,359
Not matured principal on loans with payments more than 90 days past due	39,449	16,093

TOTAL LOANS THAT ARE PAST DUE	1,967,452	372,521

Relevant collateral or guarantees received 2)	1,958,432	372,521

1)	NOK 436,170 thousands of the total NOK 786,665 thousands of loans past due relates to direct exposure towards Icelandic banks.

2)	NOK 9,020 thousands of the total NOK 1,967,452 thousands of loans past due relates to guarantee exposure towards Icelandic banks.
These loans are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’.
Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other receivables to be secured in a satisfactory manner.

30.5 Credit quality of securities and loans
The tables below show the credit quality of debt securities, treasury bills and equivalents by rating agency designation, based on Standard & Poor’s, or their equivalent, credit rating of the issuers:

	December 31, 2008
	Treasury bills	Trading	Other	Total	Total
(NOK thousands)	or equivalent	securities *)	securities	amount	in %

AAA	2,646,850	32,150,949	639,396	35,437,195	33%
AA+ to AA-	1,236,703	5,386,576	10,771,876	17,395,155	16%
A+ to A-	375,535	23,885,857	24,111,095	48,372,487	45%
Lower than A-	0	0	1,075,408	1,075,408	1%
No international rating	0	126,584	5,730,692	5,857,275	5%

TOTAL	4,259,088	61,549,966	42,328,467	108,137,521	100%

	December 31, 2007
	Treasury bills	Trading	Other	Total	Total
(NOK thousands)	or equivalent	securities *)	securities	amount	in %

AAA	8,387,059	27,835,197	604,004	36,826,261	46%
AA+ to AA-	0	865,524	11,313,080	12,178,604	15%
A+ to A-	0	679,005	21,749,154	22,428,159	28%
Lower than A-	0	0	720,005	720,005	1%
No international rating	0	0	7,980,057	7,980,057	10%

TOTAL	8,387,059	29,379,726	42,366,300	80,133,086	100%

*)	‘Trading securities’ is not the same as the Company’s trading portfolio, as the trading portfolio may include treasury bills or other equivalents.
Securities that are expected to be settled after more than twelve months from the balance sheet date amount to NOK 66,108 million as of December 31, 2008 (NOK 66,771 million as of December 31, 2007).
Credit quality of loans, based on credit rating of the guarantors:

	December 31, 2008
	Export lending	Municipal lending	Other	Total	Total
(NOK thousands)	exposure	exposure	exposure *)	amount	in %

AAA	20,452,894	49,641,815	0	70,094,709	47%
AA+ to AA-	14,228,021	2,528,524	3,090,299	19,846,845	13%
A+ to A-	36,204,618	5,683,269	3,405,539	45,293,426	30%
Lower than A-	362,770	250,180	0	612,950	0%
No international rating	9,258,566	2,925,911	906,286	13,090,763	9%

TOTAL	80,506,869	61,029,700	7,402,124	148,938,693	100%

	December 31, 2007
	Export lending	Municipal lending	Other	Total	Total
(NOK thousands)	exposure	exposure	exposure *)	amount	in %

AAA	11,108,019	56,122,813	0	67,230,832	53%
AA+ to AA-	11,621,135	2,584,201	10,373	14,215,709	11%
A+ to A-	27,363,015	5,808,411	586,046	33,757,471	27%
Lower than A-	366,878	255,689	0	622,568	0%
No international rating	6,969,640	2,990,337	324,277	10,284,255	8%

TOTAL	57,428,687	67,761,451	920,696	126,110,834	100%

*)	Includes depo and loans to employees
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
In the ordinary course of business, Eksportfinans may be subject to a concentration of credit risk to a particular bank guarantor or bond issuer. The largest direct exposure towards any counterparty was 48 percent of Eksportfinans’ equity as of December 31, 2007 and 38 percent as of December 31, 2008.
30.7 Effects from credit spread changes
The amount of change, during the period and cumulatively, in the fair value that is attributable to changes in the credit risk of the financial assets and liabilities, is determined by multiplying the sensitivity of the instrument to credit spreads by the change in credit spread since inception.. The credit sensitivity is calculated in the main trading system by altering discount curves by a small credit change, and is increasing in time to maturity. Credit spreads are obtained from the market, see note 4, and the instrument sensitivities are estimated based on observable market data input.
Loans and receivables as at fair value through profit and loss:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007
Maximum exposure to credit risk of loans and receivables	116,698,117	108,079,693

Change during the period in fair value of loans and receivables attributable to changes in credit spread	(962,831)	86,639
Accumulated change in fair value of loans and receivables attributable to changes in credit spread	(955,996)	6,836

Financial liabilities as at fair value through profit and loss:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007
Carrying amount of the financial liabilities at fair value	255,546,112	197,614,852
Amount contractually required to pay at maturity	234,042,639	187,236,619

Accrued interest and adjustment to fair value	21,503,473	10,378,233

Change during the period in fair value of financial liabilities attributable to changes in credit spread	(4,801,113)	(533,175)
Accumulated change in fair value of financial liabilities attributable to changes in credit spread	(5,276,677)	(475,564)

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
31.1 Market risk measurement techniques
Financial instruments account for the bulk of the Company’s assets and liabilities. Eksportfinans measures market risk by currency exposure and interest rate sensitivity.
Currency exposure towards a particular currency is measured as the net of assets and liabilities for the currency, plus the basis currency bought spot or forward with settlement in NOK minus basis currency sold spot or forward settling in NOK, adjusted for the value of the option position.
Eksportfinans’ exposure to interest rate risk is measured according to the basis point value method. This measurement quantifies the change in the fair value of assets and liabilities that would result from a one basis point change in interest rates or a one basis point widening of credit spreads. Basis point value shows the change in value of the portfolio from a 0.01 percent (i.e. 1/100 of 1 percent) change in the underlying interest yield curves.
31.2 Foreign exchange risk
Currency exposure arises from future margins. Principal amounts are swapped to Eksportfinans’ three main business currencies EUR, USD and NOK. The Board has approved this currency risk and strategy, and at the present time Eksportfinans can have aggregate net positions in foreign currencies according to limits set by the Board.
The tables below set forth a summary of Eksportfinans’ total exposure to currencies other than NOK as of end of 2007 and 2008.

				Amount of net
	Balance sheet			position covered by
(Nok thousands)	assets/(liabilities)	Derivatives	Net position1)	108 Agreement items

December 31, 2008

CAD	(1,456,086)	1,456,878	792	537
JPY	(78,556,494)	78,557,017	523	468
SEK	(417,422)	418,516	1,094	0
EUR	27,952,808	(27,874,384)	78,424	13,887
DKK	3,716,317	(3,712,849)	3,468	236
USD	(26,362,925)	26,331,267	(31,658)	(190,693)
Other currencies	(33,192,880)	33,171,401	(21,479)	1,231

TOTAL	(108,316,682)	108,347,846	31,164	(174,334)

December 31, 2007

CAD	(2,958,959)	2,960,033	1,074	864
JPY	(40,112,834)	40,113,791	957	356
SEK	(1,001,688)	1,002,409	721	0
EUR	23,895,076	(23,894,688)	388	11,973
DKK	(6,051,641)	6,051,668	27	183
USD	(35,843,777)	35,814,099	(29,678)	(45,702)
Other currencies	(28,831,690)	28,826,440	(5,250)	1,256

TOTAL	(90,905,513)	90,873,752	(31,761)	(31,070)

*)	Net position includes amounts covered by the 108 Agreement.

1)	Net position includes amounts covered by the 108 Agreement.
Eksportfinans has set currency risk limits and does currency hedging according to these. The set currency limits exclude currency exposure from subsidized lending (the 108 Agreement), as the Government assumes this risk. Currency exposure from subsidized lending is adjusted after regular meetings with the Government, and adjustments may be less frequent than for the Company’s residual currency risk management. The below tables show currency exposure through 2007 and 2008, including peaks, and excluding the exposure from subsidized lending and for liabilities in contracts covering leases and maintenance. These exposures constitutes what we manage currency risk relative to, and as described do not equal the above tables for total currency positions.
Currency exposure:

			Other
(NOK thousands)	EUR	USD	currencies	Total

As of December 31, 2008	59,598	156,886	(18,634)	197,850

Maximum through 2008 2)	159,812	286,198	12,816	217,705
Minimum through 2008 2)	(72,083)	(4,079)	(285,093)	(50,322)
Average through 2008	(6,512)	50,021	(29,341)	15,554

As of December 31, 2007	(12,392)	11,987	(5,718)	(6,123)
As of December 31, 2006	5,795	12,554	(1,307)	17,042
As of December 31, 2005	5,531	10,612	(262)	15,881

			Other
(NOK thousands)	EUR	USD	currencies	Total

As of December 31, 2007	(12,392)	11,987	(5,718)	(6,123)

Maximum through 2007 2)	10,755	16,843	(3,432)	24,166
Minimum through 2007 2)	(17,031)	1,478	(6,423)	(21,976)
Average through 2007	2,740	9,539	(4,627)	7,653

As of December 31, 2006	5,795	12,554	(1,307)	17,042
As of December 31, 2005	5,531	10,612	(262)	15,881
As of December 31, 2004	4,372	16,413	325	21,110

2)	The maximum and minimum exposure in general does not occur on the same date for different currencies.
The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged.
Eksportfinans has set maximum limits for currency exposure shown in the above tables, and exceeded the set limits twice in 2008. The first time was after the default of Lehman Brothers Holding, where swaps swapping excess USD to CHF ceased to exist, creating excess USD positions for some weeks, and a corresponding net deficit in CHF positions. These swaps were eventually renewed with new swap counterparties without a loss for Eksportfinans. The second time the limits were breached was in a similar situation with Kaupthing Bank HF, in which the Company struggled to find new swap counterparties resulting in excess USD and a deficit in ISK (Icelandic Krona) holdings.
The fair value effect on Eksportfinans’ financial portfolios due to an adverse change of 5 percent in foreign currency exchange rates as of December 31, 2008 is estimated to be NOK 78 million before taxes. This arises from NOK 44 million in the trading portfolio and NOK 34 million in the non-trading portfolio. The effect per December 31 2007 was estimated to NOK 45 million, consisting of NOK 22.5 million from the trading portfolio and NOK 22.5 million for the non-trading portfolio.
A 5 percent increase in NOK versus both USD and EUR simultaneously is a rare event. Since the end of 1989 there has never been a 5 percent appreciation of NOK against both EUR (including its predecessor currencies) and USD over any one-month period. Since 1989, NOK has appreciated more than 5 percent against both EUR (including its predecessor currencies) and USD in two non-consecutive quarters. Looking at all daily rolling one-year periods since 1989, NOK has appreciated more than 5 percent against both USD and EUR (including its predecessor currencies) simultaneously on 21 non-consecutive occasions. This happened once in 2008.
31.3 Interest rate risk
Eksportfinans’ guidelines with respect to interest rate risk include limits on interest rate exposure for market-based activities.
Interest rate risk is managed by a separate risk management function and reported regularly to the Group of Managing Directors and to the Board. The Board sets the permitted level of interest rate exposure.
The table below displays a summary of the change in fair values resulting from an increase in interest rates of 125 basis points which is the weighted 95 percent confidence interval through 2008 of the main interest rate discount curves for Eksportfinans portfolios (however, the Company adjust positions on a daily basis relative to a 1bp change limit). The interest rate exposure as of December 31, 2008, of negative 44.9 million represents 0.62 percent of the company’s equity as of the same date. The interest rate exposure takes into account that interest rate fixings occur on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points.
Interest rate exposure as of December 31, 2008 (from a 125bp shift of interest rate curves):

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total

As of December 31, 2008	(22,155)	(17,518)	1,658	(6,913)	(44,928)

Maximum through 2008 *)	4,335	2,613	12,051	15,112	6,696
Minimum through 2008 *)	(30,780)	(23,262)	(10,648)	(14,156)	(46,737)
Average through 2008	(15,801)	(8,766)	1,372	2,714	(20,482)

As of December 31, 2007	(21,806)	(6,944)	202	(1,433)	(29,981)
As of December 31, 2006	(26,508)	(10,674)	37,294	2,955	3,066
As of December 31, 2005	(19,605)	(9,770)	36,134	116	6,876

Interest rate exposure as of December 31, 2007 (from 1bp shift of interest rate curves, as shown in last year’s financial statements):

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total

As of December 31, 2007	(174)	(56)	2	(11)	(240)

Maximum through 2007 *)	(44)	(56)	311	22	129
Minimum through 2007 *)	(292)	(201)	(165)	(81)	(554)
Average through 2007	(174)	(98)	125	(9)	(156)

As of December 31, 2006	(212)	(85)	298	24	25
As of December 31, 2005	(157)	(78)	289	1	55
As of December 31, 2004	(117)	(150)	(76)	18	(324)

*)	The maximum and minimum exposure in general does not occur on the same date for different currencies.
We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Credit spreads in quoted market prices contain all other information available besides the credit discount. Isolated for the securities portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 20 million as of December 31, 2008, compared to NOK 25 million as of December 31, 2007.
31.4 Effects from economic hedging
Note 5 specifies the net realized and unrealized gains/(losses) on financial instruments, showing separately the effects from financial derivatives. When presented to the Company’s chief operating decision maker, this presentation is made with the various financial instruments shown after netting with related economic hedges, as derivatives are used in economic hedges of the market risk of specific assets and liabilities.
Net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges:

(NOK thousands)	2008	2007	2006

Securities1)	963	6,195	20,407
Foreign currencies	21,846	(825)	(816)
Other financial instruments at fair value1)	160,057	18,162	23,392

Net realized gains/(losses)	182,865	23,532	42,983

Loans and receivables1)	(749,034)	4,365	(12,937)
Securities1)	(600,597)	(1,107,668)	(1,701)
Commercial paper debt1)	(78,103)	1,393	640
Bond debt1)	4,862,814	492,970	47,171
Subordinated debt and capital contribution securities1)	166,347	1,118	(22,345)
Foreign currencies	15,632	3,116	3,434
Other financial instruments at fair value1)	(4,155)	1,243	(7,918)

Net unrealized gains/(losses)	3,612,905	(603,464)	6,344

Financial derivatives related to 108 Agreement2)	32,085	(8,412)	(118,545)

NET REALIZED AND UNREALIZED GAINS/(LOSSES)	3,827,855	(588,344)	(69,218)

1)	Including financial derivatives with purpose of econimic hedging

2)	Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Net realized and unrealized gains/ (losses) on securities:

(NOK thousands)	2008	2007	2006

Net realized gains/(losses) on securities1)	963	6,195	20,407
Net unrealized gains/(losses) on securities1)	(600,597)	(1,107,668)	(1,701)

TOTAL	(599,634)	(1,101,474)	18,706

1)	Including financial derivatives with purpose of economic hedging

(NOK thousands)	2008	2007	2006

Securities not hedged by PHA1)	(32,064)	11,559	(5,642)
Securities hedged by PHA1)	(3,185,426)	(1,113,032)	24,348
Portfolio Hedge Agreement (PHA)	2,617,855	0	0

TOTAL	(599,634)	(1,101,474)	18,706

1)	Including financial derivatives with purpose of economic hedging
See note 14 for a description of the Portfolio Hedge Agreement (PHA).
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
Liquidity risk arises from prepayment optionalities in asset backed securities (the asset backed securities portfolio makes up approximately 40 percent of the liquidity portfolio that is covered by the Portfolio Hedge Agreement (PHA), whereas the PHA portfolio is approximately 25 percent of total assets). Liquidity risk can also arise from call and trigger features in the structured funding portfolio that have unknown maturity dates, constituting approximately 30 percent of the Company’s total assets. This uncertainty is generally benign, as the number of different structures is high and the risk factors determining actual (and unknown) maturity are well diversified.
32.1 Liquidity risk management process
Risk associated with insufficient access to liquidity is managed by operating several long-term and short-term borrowing programs that provide easy access to the funding markets. In addition, Eksportfinans holds a high portion of liquid assets in a liquidity reserve portfolio. The primary purpose of the liquidity reserve portfolio is to provide a liquidity buffer in scenarios where funding cannot be secured according to plan. It can also be used as a buffer for fluctuations in the cash flow profile, due to either adverse (negative) prepayment on the asset side or liabilities maturing early due to structured funding calls/triggers being activated. The liquidity portfolio consists of the liquidity reserve portfolio as well as the former portfolio indemnified under the PHA agreement as from March 2008. The PHA guaranteed portfolio was at approximately NOK 72 billion, and the new short term portfolio had a market value of approximately NOK 30 billion as of December 31, 2008. On November 26, 2008 the Company entered into a funding agreement with the Norwegian Government, see note 37.
The Company monitors the liquidity capacity and the need for refinancing over the next 12 months under both ’normal‘ and ’stressed‘ conditions. In a normal situation, the maturities on the liability side will be met by new borrowings, however in a stressed condition, access to the wholesale funding market is assumed closed. The Company aims for positive liquidity capacity over the next 12 months, both under normal and stressed conditions.
Symmetrical maturity profile on the asset and liability sides will immunize against liquidity risk. Monitoring average remaining maturity for assets and liabilities as well as the difference between the financing need and the liquidity capacity gives the Company a good indication on the liquidity risk.
The Company also monitors its liquidity risk relative to liquidity indicators defined by Kredittilsynet (the Norwegian FSA).
32.2 Maturity analysis
Maturity analysis of the Group’s financial liabilities based on expected maturities of balance sheet values:

		From 1 month	From 3 months
	Up to and	up to and	up to and	From 1 year up
	including	including	including	to and including	Over
(NOK thousands)	1 month	3 months	1 year	5 years	5 years	Total

December 31, 2008
Non-structured bond debt	0	6,205,606	10,202,318	71,643,901	21,645,173	109,696,998
Structured bond debt	853,305	9,722,882	30,944,114	28,488,044	45,726,146	115,734,491
Commercial paper debt	11,346,716	9,575,512	12,686,880	0	0	33,609,108
Subordinated loans	0	0	0	498,724	1,410,346	1,909,070
Capital contribution securities	0	0	0	444,943	0	444,943

TOTAL	12,200,021	25,504,000	53,833,311	101,075,612	68,781,665	261,394,610

December 31, 2007

Non-structured bond debt	6,930,770	921,222	15,862,219	47,032,244	15,523,726	86,270,181
Structured bond debt	3,299,097	7,814,086	19,591,430	30,056,819	23,722,578	84,484,010
Commercial paper debt	8,357,334	12,180,684	10,752,492	0	0	31,290,510
Subordinated loans	0	0	0	426,389	806,407	1,232,796
Capital contribution securities	0	0	0	0	551,052	551,052

TOTAL	18,587,201	20,915,992	46,206,141	77,515,452	40,603,763	203,828,549

For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a proprietary Black Derman Toy base model. For the remaining issues, models from an external vendor is used.
Maturity analysis of the Group’s financial liabilities based on contractual maturities (including off-balance sheet items):

			From 3 months
	Up to and	From 1 month up	up to and	From 1 year up
	including	to and including	including	to and including	Over
(NOK thousands)	1 month	3 months	1 year	5 years	5 years	Total

December 31, 2008
Non-structured bond debt	104,259	6,390,328	11,836,149	74,237,120	20,523,864	113,091,720
Structured bond debt	18,033,243	31,785,478	43,172,433	21,855,577	8,992,798	123,839,529
Commercial paper debt	11,409,687	9,439,418	13,048,327	0	0	33,897,432
Subordinated loans	3,966	619	35,189	140,246	1,675,898	1,855,918
Capital contribution securities	0	6,908	16,758	578,493	0	602,159
Loan commitments (off-balance)	1,395,501	6,870,338	5,824,421	7,002,292	0	21,092,552

TOTAL	30,946,656	54,493,089	73,933,277	103,813,728	31,192,560	294,379,310

December 31, 2007

Non-structured bond debt	7,145,650	1,908,175	17,880,984	52,971,270	18,630,014	98,536,093
Structured bond debt	8,968,004	15,991,879	33,086,319	25,017,649	6,939,620	90,003,471
Commercial paper debt	8,186,542	12,629,184	10,944,304	0	0	31,760,030
Subordinated loans	4,260	1,101	49,159	209,933	1,424,467	1,688,920
Capital contribution securities	0	10,582	27,815	136,574	549,125	724,096
Loan commitments (off-balance)	1,174,177	3,107,741	14,424,205	6,776,643	0	25,482,766

TOTAL	25,478,633	33,648,662	76,412,786	85,112,069	27,543,226	248,195,376

The figures in the above table include principal and interest payable at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities.
32.3 Off-balance sheet items
Payment guarantees
In addition to the lending activity, the Company issues financial guarantees to support the Norwegian export industry. The beneficiary is normally a foreign buyer of Norwegian export products (goods and services etc.) or a foreign investor. Eksportfinans will make payment to the buyer/investor if the exporter does not fulfill its payment obligations. In each and every case Eksportfinans will have recourse to prime Norwegian or international banks with full payment indemnification. The maturity of the guarantees corresponds to the maturity of the underlying loans being covered by the guarantee.

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Notional amount of financial guarantees	3,565,995	3,072,505
Loan commitments
In the normal course of the Group’s lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding is expected to be disbursed within three years. The following table shows the undrawn loan commitments at the reporting date

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Loan commitments	21,092,552	25,482,766
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

	Export lending			Municipal lending			Total group
(NOK thousands)	2008	2007	2006	2008	2007	2006	2008	2007	2006

Net interest income	609,111	297,051	236,899	459,138	263,963	222,198	1,068,249	561,014	459,097
Net other operating income *)	2,220,054	(221,534)	(209,877)	1,576,038	(362,642)	145,072	3,796,092	(584,176)	(64,805)

Total operating income	2,829,165	75,517	27,021	2,035,176	(98,679)	367,271	4,864,341	(23,162)	394,292

Total operating expenses	125,238	106,370	97,117	79,258	80,340	80,147	204,496	186,710	177,264

Pre-tax operating profit	2,703,927	(30,852)	(70,096)	1,955,918	(179,019)	287,124	4,659,845	(209,872)	217,028

Taxes	757,150	(9,828)	(21,200)	548,061	(51,257)	78,960	1,305,211	(61,086)	57,760

Profit/(loss) for the period	1,946,777	(21,024)	(48,896)	1,407,857	(127,762)	208,164	3,354,634	(148,786)	159,268

* of which net unrealized gains/(losses) on financial instruments	2,134,955	(235,447)	(228,516)	1,510,035	(376,429)	116,315	3,644,990	(611,876)	(112,201)

Segment assets	141,627,990	91,588,045	67,106,065	114,779,395	113,876,955	95,788,204	256,407,385	205,465,000	162,894,269
Unallocated assets							40,494,077	13,254,809	9,471,000

Total assets							296,901,462	218,719,809	172,365,269

Segment liabilities	139,418,990	90,339,045	66,115,448	112,492,395	112,215,955	94,162,862	251,911,385	202,555,000	160,278,310
Unallocated liabilities							37,781,896	13,502,951	9,058,000

Total liabilities							289,693,281	216,057,951	169,336,310

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
Norway is the home country of the Group and is also its main geographical segment.

	Total interest	Total
(NOK thousands)	and related income	assets	Investments *)

2008
Norway	7,480,681	130,643,625	16,118
Other European countries	3,343,845	123,229,998	0
The Americas	823,764	24,760,017	0
Other countries	607,244	18,267,822	0

Total	12,255,534	296,901,462	16,118

2007

Norway	5,335,690	121,229,509	22,604
Other European countries	2,372,286	63,945,900	0
The Americas	443,962	20,725,494	0
Other countries	775,204	12,818,906	0

Total	8,927,142	218,719,809	22,604

2006

Norway	2,881,507	94,018,770	17,930
Other European countries	1,540,625	55,330,072	0
The Americas	433,251	14,477,985	0
Other countries	497,494	8,538,442	0

Total	5,352,877	172,365,269	17,930

*)	Investments made during the year in property, plant, equipment, and intangible assets

34 RELATED PARTIES
The Company’s two largest shareholders are considered to be related parties.

	Acquired		Guarantees	Guarantees	Portfolio hedge
(NOK thousands)	loans 1)	Deposits 2)	issued 3)	recieved 4)	agreement 5)

Balance January 1, 2007	10,228,795	589,966	2,594,828	6,958,832	0
Change in the period	(538,388)	(288,712)	(465,245)	292,599	0

Balance December 31, 2007	9,690,407	301,254	2,129,583	7,251,431	0

Balance January 1, 2008	9,690,407	301,254	2,129,583	7,251,431	0
Change in the period	343,196	3,609,988	(55,486)	2,055,499	1,678,975

Balance December 31, 2008	10,033,603	3,911,242	2,074,097	9,306,930	1,678,975

All transactions with related parties are made on market terms.

1)	The company acquires loans from banks. The loans are part of the Company’s ordinary lending activity, as they are extended to the export industry. As the selling banks provide guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans are classified as loans due to credit institutions in the balance sheet.

2)	Deposits made by the Company.

3)	Guarantees issued by the Company to support the Norwegian export industry. See note 32.3.

4)	Guarantees provided to the Company from the related parties.

5)	The Portfolio Hedge Agreement is described in note 14. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.
Eksportfinans’ three major owner banks have extended a committed credit line of USD 4 billion for repo purposes to Eksportfinans to provide what management considers to be sufficient liquidity buffers for the Group. The facility has a 12 month maturity with the possibility of extension. Eksportfinans has not yet utilized this credit facility.
35 REMUNERATION

(NOK thousands)	2008	2007	2006

Audit fees:

Audit services	2,987	1,143	1,264
Audit fees related to SEC filing in USA	4,788	3,971	3,063
Audit related services 1)	121	120	148
All other 2)	583	724	388

1)	Audit related services include attestations related to funding transactions.

2)	All other includes services related to the implementation of IFRS for 2007, evaluation of certain accounting policies, and services related to implementation of the Sarbanes-Oxley Act, sec. 404.
Remuneration to General Executive Management:

		Incentive	Other taxable
	Salary	scheme paid	benefits	Pension cost	Total	Loans 3)
(NOK thousands)			2008

Eksportfinans ASA:
Gisele Marchand 2)	1,997	0	200	1,769	3,966	0
Rygg, Olav E.	1,092	50	156	157	1,455	630
Breilid, Olav Tore	1,332	50	176	423	1,981	1,944
Siem, Oliver	1,521	100	181	557	2,359	1,632
Feiring, Jens O.	1,116	75	133	129	1,453	978
Haarseth, Cecilie 4)	835	50	102	211	1,198	0
Danielsen, Kjell 5)	191	25	27	28	271	0
Olsen, Geir Ove 6)	149	0	16	48	213	0
Lindbæk, Elise 7)	611	75	105	187	978	1,055

	8,844	425	1,096	3,509	13,874	6,239

Kommunekreditt Norge AS:
Arnøy, Arnulf V.	1,350	0	160	239	1,749	1,623

Total Group	10,194	425	1,256	3,748	15,623	7,862

		Incentiv	Other taxable
	Salary	scheme paid	benefits	Pension cost	Total	Loans 3)
(NOK thousands)			2007

Eksportfinans ASA:
Johansen, Tor 8)	1,769	600	211	607	3,187	1,127
Rygg, Olav E.	999	265	158	391	1,813	666
Breilid, Olav Tore	1,289	190	185	620	2,284	2,056
Haarseth, Cecilie	937	209	159	317	1,622	977
Elbech, Søren	1,292	187	136	0	1,615	0
Siem, Oliver	273	0	18	582	873	1,662

	6,559	1,451	867	2,517	11,394	6,488

Kommunekreditt Norge AS:
Arnøy, Arnulf V.	1,293	181	178	523	2,175	1,656

Total Group	7,852	1,632	1,045	3,040	13,569	8,144

		Incentiv	Other taxable
	Salary	scheme paid	benefits	Pension cost	Total	Loans 3)
(NOK thousands)			2006

Eksportfinans ASA:
Johansen, Tor 8)	1,657	500	180	887	3,224	1,205
Rygg, Olav E.	868	0	142	237	1,247	702
Breilid, Olav Tore	1,261	0	170	752	2,183	2,164
Haarseth, Cecilie	792	0	142	286	1,220	999

	4,578	500	634	2,162	7,874	5,070

Kommunekreditt Norge AS:
Arnøy, Arnulf V.	1,088	0	187	643	1,918	1,692

Total Group	5,666	500	821	2,805	9,792	6,762

2)	The President and CEO has a severance package covering salary for 18 months in the event that the employment is terminated by the Company. The agreed retirement age is 62 years with 70 percent of salary.

3)	The loans have the same terms as other loans to employees.

4)	For the period January 1, to August 31, 2008

5)	For the period September 1, to November 16, 2008

6)	For the period November 17, to December 31, 2008

7)	For the period May 1, to December 31, 2008

8)	Tor Johansen retired May 9, 2008, according to pension agreement. In 2008 he has received NOK 1,151 thousand in salary and holiday pay in addition to NOK 143 thousand in pension. His mortgage loan amounts to NOK 1,055 thousand.
Members of General Executive Management have individual agreements on pensionable age upon reaching the age of 62-65 years with 70 percent of salaries. General Executive Management is also members of the ordinary group pension scheme.
Remuneration to Board of Directors and Audit Committee:

	2008			2007			2006
	Board of	Audit		Board of	Audit		Board of	Audit
(NOK thousands)	Directors	Committe	Total	Directors	Committe	Total	Directors	Committe	Total

Borgen, Erik	225	—	225	225	—	225	225	—	225
Syrrist, Baard	165	—	165	165	—	165	165	—	165
Holmsen, Cato A.	34	—	34	135	50	185	135	50	185
Ulstein, Gunvor	34	—	34	135	—	135	135	—	135
Hollingsæter, Bodil	135	50	185	135	35	170	135	35	170
Aker Haukvik, Live	135	35	170	135	35	170	135	35	170
Laugen, Leif Johan	135	35	170	135	—	135	101	—	101
Bergstrøm, Tor	101	—	101	—	—	—	—	—	—
Blystad, Marianne H.	101	—	101	—	—	—	—	—	—
Østbø, Tor	135	—	135	135	—	135	135	—	135
Bergvoll, Geir	—	—	—	—	—	—	—	—	—
Steen, Carl Erik	—	—	—	—	—	—	—	—	—
Borgen, Thomas F.	—	—	—	—	—	—	34	—	34

Total	1,200	120	1,320	1,200	120	1,320	1,200	120	1,320

Remuneration to Committee of Representatives:

(NOK thousands)	2008	2007	2006

Alhaug, Frode	50	50	50
Normann, Kristin	25	25	25
Ellefsen, Harald	22	22	15
Pedersen, Jørn	22	22	11
Riise, Sandra	17	22	17
Krokeide, Elisabeth	17	22	11
Tostrup, Trond	16	22	10
Smith, Claudine	16	22	5
Tellefsen, Tellef	16	17	17
Sture, Eldbjørg	16	—	—
Konterud, Harry	11	17	5
Fasmer, Benedicte S.	11	11	15
Eidesvik, Toril	11	11	—
Haugan, Finn	11	10	—
Jensen, Arvid	11	—	—
Salthella, Monica	6	5	—
Djupvik, Jostein	6	5	—
Bratseth, Kjell Ove	—	11	17
Berg, Per Andreas	—	11	11
Lohne, Nina	—	7	22
Enger, Einar	—	7	11
Broberg, Kari	—	1	11
Kløvstad, Per	—	—	7
Fiskerstrand, Olav Arne	—	—	1
Myhre, Ingvild	—	—	1
Bjertnes, Sverre	—	—	1

Total	284	320	263

Remuneration to Control Committee:

(NOK thousands)	2008	2007	2006

Normann, Kristin	90	90	90
Ellefsen, Harald	60	60	60
Bratseth, Kjell Ove	60	60	60
Sture Eldbjørg	45	—	—
Skullerud, Terje	15	60	60

Total	270	270	270

36 NUMBER OF EMPLOYEES

	Dec. 31,2008	Dec. 31,2007	Dec. 31,2006

Number of employees	110	103	100
Number of man-years	106	100	93

37 EVENTS AFTER THE BALANCE SHEET DATE
On November 26, 2008, Eksportfinans entered into an agreement with the Norwegian Government. The agreement was approved by the General Assembly on January 29, 2009, and on January 30, 2009, the European Free Trade Association Surveillance Authority (ESA) stated that the agreement does not constitute state aid.
The agreement gives Eksportfinans the opportunity to obtain funding from the Government in the coming two years for financing of export projects that qualify under the OECD Consensus Agreement for export financing (the CIRR scheme, also referred to as the 108 Agreement). The funding from the Government will have a maturity of up to 5 years. The Government expresses that given reasonable preconditions, the need for financing under the agreement may be around NOK 50 billion.
The agreement requires the issuance of one preference share to the Norwegian Government, at a nominal value of NOK 10,500. The share constitutes a separate preference share that grants the right to a yearly dividend of 22.5 percent of the Company’s profit/(loss) for the year, within the calculated base of regulatory limited dividend. According to the agreement, the base will exclude the reversals of loan losses incurred before January 1, 2009, and profit/(loss) from Kommunekreditt Norge AS.
The agreement with the Government did not include funding to municipalities. Due to limited access to long term financing for Eksportfinans in the international capital markets in the autumn of 2008, the Board of Directors made a strategic decision to search for alternative solutions for Kommunekreditt Norge AS (“Kommunekreditt”) with an aim to conclude within the end of the first quarter 2009.
On May 7, 2009, Eksportfinans signed an agreement with Kommunal Landspensjonskasse (KLP) whereby KLP purchases all shares in Eksportfinans’ subsidiary Kommunekreditt Norge AS at book value, NOK 870 million. The sale agreement includes a commitment by Eksportfinans to continue to fund Kommunekreditt for approximately two years, as well as the purchase of NOK 10,801 million of loan assets of Kommunekreditt (of a total of approximately NOK 53 billion at the date of the sale) at book value of the loans.
The discontinued operations (the parts of the subsidiary that are being sold) are presented separately in the Group’s unaudited condensed interim financial statements for the first quarter of 2009.

On January 9, 2009, Fitch Ratings downgraded Eksportfinans’ long-term issuer default rating from AAA to AA with a stable outlook. On May 7, 2009, Standard & Poor’s placed Eksportfinans on CreditWatch with negative implications.