Form 20-F
period 2009-12-31
EKSPORTFINANS ASA
filed 2010-03-26
CIK 700978

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Tel: 011 47 2201 2201
Fax: 011 47 2201 2202
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

5.500% USD Notes due 2017	New York Stock Exchange
Strategic Accelerated Redemption Securities Linked to the S&P 500 Index due 2011	NYSE Arca
Accelerated Return Notes Linked to the S&P 500 Index due 2010	NYSE Arca
Accelerated Return Notes Linked to the MSCI EAFE Index due 2010	NYSE Arca
Accelerated Return Notes Linked to the S&P MidCap 400 Index due 2010	NYSE Arca
Strategic Accelerated Redemption Securities Linked to the MSCI Brazil Index due 2011	NYSE Arca
Accelerated Return Notes Linked to the Russell 2000 Index due 2010	NYSE Arca
3.000% USD Notes due 2014	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
See Continuation Sheet
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
263,914 common shares and 1 preference share, with nominal value of NOK 10,500 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 the Securities Act.
☑ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
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
☐ Yes ☐ No
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
15-Year Callable Range Notes Due 2022
15-Year Callable Range Notes Due 2022
20-Year Callable Leveraged CMS Spread Due 2027
30-Year Callable Zero Coupon Notes Due 2037
Enhanced Growth Securities Linked to the S&P® 500 Index Due 2010
Equity Index-Linked Notes Linked to the S&P® Index Due 2011
Equity Index-Linked Notes Linked to the MSCI EAFE® Index Due 2012
Commodity Index Linked Notes Linked to the S&P® GSCI Official Close Index Total Return Due 2010
Real Return Notes Barrier Rebate Notes Due 2011
Enhanced Return Note Linked to an Equally Weighted Basket of 18 Common Stocks Due 2010
Commodity-Linked Note Linked to the Merrill Lynch Commodity Index eXtra B 04 Total Return Due 2010
Enhanced Growth Securities Linked to the S&P 500® Due 2010
Enhanced Growth Securities Linked to the S&P 500® Due 2010
Commodity Linked Note Due 2010
Bear Market Strategic Accelerated Redemption Securities Linked to the S&P® 500 Index Due 2010
Bear Market Strategic Accelerated Redemption Securities Linked to the Consumer Discretionary Select Sector Index® Due 2010
Exchangeable Commodity Index Linked Notes to the S&P 500® Due 2010
Enhanced Growth Securities Linked to the S&P 500® Index Due 2010
Enhanced Growth Securities Linked to the iShares® MSCI EAFE Index Fund Due 2011
Exchange Traded Fund-Linked Notes Linked to the iShares® MSCI® Emerging Markets IndexSM Fund Due 2010
Bear Market Strategic Accelerated Redemption Securities Linked to Dow Jones EURO STOXX 50 Index Due 2010
Enhanced Growth Securities Linked to the iShares MSCI EAFE Index Fund Due 2011
Enhanced Growth Securities Linked to S&P 500® Index Due 2011
Accelerated Return Note Linked to the S&P 500® Index Due 2010
Bear Market Strategic Accelerated Redemption Securities Linked to the S&P 500 Index Due 2011
Accelerated Return Note Linked to the Dow Jones — AIG Commodity Index — Excess Return Due 2010
Accelerated Return Note Linked to the MCSI EAFE Index Due 2010
Performance Leveraged Upside SecuritiesSM Notes Based on the Value of the S&P 500® Index Due June 21, 2010
Accelerated Return Notes Linked to the Rogers International Commodity Index Excess Return Due 2010
Strategic Accelerated Redemption Securities Linked to the MSCI Brazil Index Due 2011
Accelerated Return Note Linked to the S&P 400® Midcap Index Due 2010.
Bear Market Strategic Accelerated Securities Linked to S&P 500® Index Due 2010
Principal Protected BRIC Currency-Linked Notes Due 2012
10-Year LIBOR Range Accrual Note Due 2018
2 Year FX Basket Note Due 2010
95% Capital Protected Notes Based on the Value of a Basket of Two Equity Indices and a Commodity Index Due 2013
5-Year SIFMA/LIBOR Range Accrual Notes Due 2013
3-Year Curve Trade Due 2011
10-Year CMS Range Accrual Note Due 2018
Callable Access Securities Linked to the Financial Select Sector SPDR Fund® 2013
100% Principal Protected Currency-Linked Notes with 12.00% Contingent Minimum Payment Due 2011
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
15-Year EUR CMS Spread Range Notes Callable after 6 Months Due 2023
Access Securities Linked to the MSCI EAFE® Index Due 2010
Access Securities Linked to the S&P 500® Index Due 2010
Bullish Asian Currency-Linked Notes Due 2010
Access Securities Linked to the Dow Jones Industrial AverageSM Due 2010
20-Year Callable Corridor Note Linked to the 6 month USD-LIBOR-BBA Due 2028
Enhanced Growth Securities with Linked to the S&P 500® Index Due 2011
Auto-Callable Securities Based on the Value of the Financial Select Sector SPDR Fund Due 2011
100% Principal Protected Currency-Linked Notes Due 2011
100% Principal Protected Currency-Linked Notes Due 2011
Enhanced Growth Securities Linked to the S&P 500® Index Due 2010
Performance Securities Linked to the Deutsche Bank Balanced Currency Harvest (USD) Index Due 2011
Enhanced Growth Securities Initial Index Level Reset Linked to the S&P 500® Index Due 2010
Access Securities Linked to the S&P 500® Index Due 2010
Access Securitisation Linked to Midcap SPDR Trust Series 1 Due 2010
Enhanced Growth Securities with Leveraged Upside and Buffered Downside Linked to the iShares Russell 2000 Index Fund Due 2010
Enhanced Participation Note Linked to the S&P 500® Index x2 Due 2010
Equity Index-Linked Note Linked to S&P 500® Index Due 2010
Principal Protected Exchangeable Notes Linked to a Basket of 30 Common Stocks Due 2038
Enhanced Growth Securities Linked to the S&P 500® Index Due 2010
Principal Protected Exchangeable Notes Linked to Mastercard Due 2038
Basket-Linked Notes Linked to the S&P 500® Index, MSCI EAFE Index and Shares of the iShares® MSCI
     Emerging Markets Index Fund Due 2010
Equity Index-Linked Notes Linked to the S&P® Index Due 2010
Equity Index-Linked Notes Linked to the MSCI EAFE Index Due 2010
Enhanced Growth Securities Linked to the S&P 500® Index Due 2010
Enhanced Return Note Linked to an Equally Weighted Basket of 18 Common Stocks Due 2010
Equity Index-Linked Notes Linked to the MSCI EAFE Index Due 2010
Enhanced Growth Securities Linked to the Dow Jones Industrial Average Index Due 2011
Basket Linked Notes Linked to the MSCI EAFE Index & Shares of the iShares® MSCI Emerging Markets Index Fund Due 2011
Enhanced Growth Securities with Leveraged Upside and Buffered Downside Linked to the S&P 500® Index Due 2010
USD 100m Floored LIBOR Floater Due 2010
96% Principal Protected Commodity-Linked Notes Due 2013
Principal Protected Commodity-Linked Notes Due 2015
Leveraged Equity Index-Linked Notes Due 2010
Access Securities Linked to the S&P 500® Index Due 2014
Performance Leveraged Upside Securities based on the value of the S&P 500® Index Due 2010
Access Securities Linked to the S&P 500® Index Due 2014
Enhanced Growth Securities with Leveraged Upside and Buffered Downside Linked to the S&P 500® Index Due 2011
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the iShares Russell 2000 Index Fund Due 2011
Access Securities with Capped Upside & Buffered Downside Linked to the S&P 500® Index Due 2012
USD 100m 12-month Floater Due 2010
Enhanced Growth Securities Linked to the iShares® MSCI EAFE Index Fund with Capped Upside Due 2011
Access Securities with Capped Upside & Buffered Downside Linked to the Performance of a Basket of Exchange Traded Funds Due March 1,
    2011
Accelerated Return Note Linked to the S&P 400® MidCap Index Due 2010
Currency Relative Value-Linked Notes Linked to the value of the Japanese Yen and Swiss Franc as against the Australian Dollar, Swedish
    Korona and United States Dollar Due 2011
Enhanced Growth Securities with Leveraged Upside and Buffered Downside Linked to the S&P 500® Index Due 2011
USD 100m 12-Month Floater Due 2010
19.00% Reverse Convertible Notes Linked to Bank of America Corp., Due March 30, 2010
16.00% Reverse Convertible Notes Linked to Weatherford International Ltd., Due March 30, 2010
17.50% Enhanced Yield Securities Linked to the common stock of Chesapeake Energy Corporation Due 2010

11.00% Enhanced Yield Securities Linked to the common stock of The Goldman Sachs Group, Inc. Due 2010
13.00% Enhanced Yield Securities Linked to the common stock of Motorola, Inc. Due 2010
17.00% Enhanced Yield Securities Linked to the common stock of Wynn Resorts, Limited Due 2010
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the The NYSE Arca
Gold BUGS® Index Due 2011
Buffered Performance Leveraged Upside Securities based on the value of the S&P 500® Index Due 2011
Commodity Index-Linked Notes Linked to the Dow Jones — UBS Commodity Index Total Return 2 Month ForwardSM Due 2010
13.00% Reverse Convertible Notes Linked to Bank of New York Mellon Corporation Due 2010
12.50% Reverse Convertible Notes Linked to Schlumberger Limited Due 2010
Enhanced Growth Securities with Capped Upside Linked to the S&P 500® Index Due 2010
Buffered Equity Index-Linked Notes Linked to the S&P 500® Index Due 2011
Buffered Equity Index-Linked Notes Linked to the MSCI EAFE Index Due 2011
Dow Jones — UBS Commodity IndexSM — Total Return-Linked Notes Due 2010
Currency Relative Value-Linked Notes Linked to the value of the Japanese Yen and Swiss Franc as against the Australian Dollar, Swedish
    Korona and United States Dollar Due 2011
12.00% Enhanced Yield Securities Linked to the common stock of Amazon.com, Inc. Due 2010
13.00% Enhanced Yield Securities Linked to the common stock of Bank of America Corporation Due 2010
15.00% Enhanced Yield Securities Linked to the common stock of NVIDIA Corporation Due 2010
USD 200m 12-Month Floater Notes Due 2010
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the Industrial Select Sector SPDR Fund Due 2011
USD 100m 18-Month LIBOR Floater Due May 12, 2011
14.00% Reverse Convertible Notes Linked to Valero Energy Corp Due 2010
Enhanced Growth Securities with Leveraged Upside and Buffered Downside Linked to Russell 2000® Index Due 2013
Equity Index-Linked Notes Linked to the DJ STOXX® Mid 200 Index and USD/EUR Foreign Exchange Rate Due 2011
$1,500,000,000 3.000% Notes Due 2014
12.00% Enhanced Yield Securities Linked to the common stock of The Dow Chemical Company Due 2010
13.50% Enhanced Yield Securities Linked to the common stock of The Hartford Financial Services
    Group, Inc. Due 2010
12.50% Enhanced Yield Securities Linked to the common stock of Peabody Energy Corporation Due 2010
9.00% Enhanced Yield Securities Linked to the iShares® Russell 2000® Index Fund Due 2010
12.00% Reverse Convertible Notes Linked to Broadcom Corporation Due May 25, 2010
17.00% Reverse Convertible Notes Linked to Textron Inc. Due May 25, 2010
Performance Leveraged Upside Securities based on the value of the S&P 500® Index Due 2010
Accelerated Return Notes Linked to the Rogers International Commodity Index® — Excess ReturnSM Due 2011
10.00% Enhanced Yield Securities Linked to the common stock of AK Steel Holding Corporation Due 2010
12.00% Enhanced Yield Securities Linked to the common stock of Alcoa Inc. Due 2010
13.00% Enhanced Yield Securities Linked to the common stock of Baker Hughes Inc. Due 2010
14.00% Enhanced Yield Securities Linked to the common stock of Cemex SAB de C.V., American Depository Receipts Due 2010
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the S&P 500® Index Due 2011
USD 100m 12-Month Floater Notes Due 2011
Equity-Index-Linked Note Linked to the TOPIX Index Due 2011
13.00% Enhanced Yield Securities Linked to the common stock of Bank of America Corporation Due 2010
9.00% Enhanced Yield Securities Linked to the common stock of JPMorgan Chase & Co. Due 2010
13.00% Enhanced Yield Securities Linked to the common stock of MetLife, Inc. Due 2010
10.50% Enhanced Yield Securities Linked to the common stock of Research In Motion Limited Due 2010
9.50% Enhanced Yield Securities Linked to the common stock of Schlumberger Limited Due 2010
Accelerated Return Notes Linked to the MSCI EAFE Index Due 2011
Currency-Linked Note Linked to the Performance of the Korean Won against the U.S. dollar Due 2011
Currency-Linked Note Linked to the Performance of the Korean Won against the Japanese Yen Due 2011
Currency-Linked Note Linked to the Performance of the Korean Won against the Euro Due 2011
Enhanced Growth Securities Leveraged Upside & Buffered Downside Linked to the S&P 500® Due 2012
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the Market Vectors Gold Miners ETF Due 2012
12.75% Enhanced Yield Securities Linked to the common stock of Arch Coal, Inc. Due 2010
11.75% Enhanced Yield Securities Linked to the common stock of Chesapeake Energy Corporation Due 2010
11.50% Enhanced Yield Securities Linked to the common stock of Freeport-McMoRan Copper & Gold Inc. Due 2010

11.25% Enhanced Yield Securities Linked to the common stock of The Mosaic Company Due 2010
8.50% Enhanced Yield Securities Linked to the common stock of UnitedHealth Group Incorporated Due 2010
Currency-Linked Note Linked to the Performance of the Korean Won as against the European Euro, Japanese Yen and U.S. Dollar Due 2011
Enhanced Growth Securities with Contingent Downside Protection and Capped Upside Linked to the Common Stock of Pfizer, Inc. Due 2012
Leveraged Buffered Equity Index-Linked Notes Linked to the S&P 500® Index
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the iShares® MSCI EAFE Index Fund Due 2012
Currency Linked Notes Linked to the Bearish Performance of the Euro against the U.S. Dollar Due 2011
Equity-Index-Linked Notes Linked to the MSCI EAFE Index Due 2012
Basket-Linked Notes Linked to the S&P 500® Index, MSCI EAFE Index and the iShares® MSCI Emerging Markets Index Fund Due 2012
10.75% Enhanced Yield Securities Linked to the common stock of Caterpillar Inc. Due 2010
15.00% Enhanced Yield Securities Linked to the common stock of Genworth Financial, Inc. Due 2010
9.00% Enhanced Yield Securities Linked to the common stock of The Goldman Sachs Group, Inc. due 2010
Currency Linked Notes Linked to the Performance of the Indian Rupee against the U.S. Dollar Due 2011
USD 100m 2 year Floater Notes Due March 19, 2012
USD 100m 2 year FRN Due March 15, 2012

FORWARD-LOOKING STATEMENTS
     Except for historical statements and discussions, statements contained in this annual report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the Securities Act), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). Any other document of Eksportfinans ASA filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf.
     Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “hope”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms.
     By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management’s beliefs and assumptions made by management about future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.
     Actual results, performance or events may differ materially from those in such statements due to, without limitation:
•	changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate,

•	foreign exchange rate and interest rate fluctuations,

•	volatility in the international financial markets,

•	volatility in the fair value of our financial assets and liabilities,

•	changes in our credit ratings,

•	the ability of counterparties, including KLP Kreditt AS, to meet their obligations to us,

•	the effects of, and changes in, fiscal, monetary, trade and tax policies,

•	operational factors such as systems failure, human error, or the failure to properly implement procedures,

•	the effects of changes in laws, regulations or accounting policies or practices, and

•	various other factors beyond our control.
     The foregoing list of important factors is not exhaustive. For further discussion of these and other factors, see Item 3.D. “Risk Factors”, Item 4. “Information on the Company”, Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk”.
     As a result of these and other factors, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which are neither predictions nor guarantees of future events or circumstances. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified by these discussions.
Website
     Although certain references are made herein to www.eksportfinans.no, neither that website nor any information included thereon or on any pages that can be accessed therefrom are incorporated by reference herein.

PRESENTATION OF INFORMATION AND EXCHANGE RATES
     In this annual report, we use the terms “Eksportfinans”, “us”, “we”, “our”, the “Group”, the “Eksportfinans Group” and “Company” to refer to Eksportfinans ASA, and where relevant for periods prior to the disposal of our former subsidiary Kommunekreditt Norge AS, to refer to Eksportfinans and Kommunekreditt as a financial group.
     Except as otherwise specified, all amounts in this annual report are expressed in Norwegian kroner (kroner, NOK or krone).
     For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (U.S. dollars, $ or USD) in this annual report have been made at the rate of NOK 5.7899 = $1.00 ($0.1721 = NOK 1.00), the noon buying rate of the Federal Reserve Bank of New York on December 31, 2009. On March 19, 2010, such rate was NOK 5.8902 = $1.00 ($0.1698 = NOK 1.00). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.
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
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
Item 3. KEY INFORMATION
     A. SELECTED FINANCIAL DATA
     The following income statement and balance sheet data, expressed in NOK, have been selected from our audited consolidated financial statements as of and for the years ended December 31, 2009, 2008, 2007 and 2006.
     We prepare our financial statements in accordance with International Financial Reporting Standards as promulgated by the IASB (IFRS). Prior to 2007, we prepared our financial statements in accordance with accounting principles generally accepted in Norway (Norwegian GAAP) (although figures for 2006 have also been prepared under IFRS for comparative purposes). Our financial information as of and for the year ended December 31, 2005 was prepared under Norwegian GAAP, cannot be provided on a basis restated in accordance with generally accepted accounting principles in the United States without unreasonable effort and expense, and has therefore been omitted.
     The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the years ended December 31, 2009, 2008, 2007 and 2006 and the notes thereto included elsewhere herein.

INCOME STATEMENT DATA
Year ended December 31,

	2009	2009	2008	2007	2006
	(USD millions)
	(except as	(NOK millions)
	indicated)	(except as indicated)

Interest and related income on loans and receivables due from credit institutions	322	1,864	5,246	3,993	2,320
Interest and related income on loans and receivables due from customers	591	3,424	2,785	1,689	943
Interest and related income on securities	320	1,852	3,877	3,077	1,967
Other interest and related income	13	73	102	41	20

Total interest and related income	1,246	7,213	12,010	8,800	5,250
Interest and related expenses on commercial paper and bond debt	974	5,642	11,033	8,181	4,733
Interest and related expenses on subordinated debt	4	21	49	71	65
Interest and related expenses on capital contribution securities	3	15	36	40	38
Other interest and related expenses	11	65	69	74	57

Total interest and related expenses	992	5,743	11,187	8,366	4,893

NET INTEREST INCOME	254	1,470	823	434	357

Commissions and income related to banking services (1)	0	2	2	4	6
Commissions and expenses related to banking services	1	8	40	7	7
Net gains/(losses) on financial instruments at fair value	(655)	(3,793)	3,977	(673)	(179)
Other income	3	15	18	20	18

NET OTHER OPERATING INCOME	(653)	(3,784)	3,957	(656)	(162)

TOTAL OPERATING INCOME	(399)	(2,314)	4,780	(222)	195

Salaries and other administrative expenses	26	152	146	129	124
Depreciation	3	20	19	22	19
Other expenses	3	15	13	11	11

TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT CHARGES ON LOANS	32	187	178	162	154

Impairment charges on loans	0	0	0	0	0

PRE-TAX OPERATING PROFIT/(LOSS)	(431)	(2,501)	4,602	(384)	40

Taxes	(121)	(699)	1,288	(110)	8

PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	(310)	(1,802)	3,314	(274)	32

Profit/(loss) for the year from discontinued operations, net of taxes	0	1	41	125	127

Total comprehensive income	(310)	(1,801)	3,355	(149)	159

Ratio of earnings to fixed charges (2) (unaudited)	—	—	1.41	—	1.01

PER SHARE DATA (thousands of USD/NOK) (unaudited):
Dividends paid (3)	—	—	—	1.44	0,76
Shares outstanding at December 31 (number of common shares)	263,914	263,914	263,914	151,765	151,765
Profit/(loss) for the year (4)	(1.17)	(6.83)	14.22	(0.98)	1.05
Dividends proposed (3)	0.46	2.65	—	—	1,44

BALANCE SHEET DATA
As of December 31,

	2009	2009	2008	2007	2006
	(USD millions)
	(except as	(NOK millions)
	indicated)	(except as indicated)

ASSETS
Loans and receivables due from credit institutions	11,075	64,126	36,188	27,334	21,408
Loans and receivables due from customers	11,516	66,677	112,751	98,777	78,954
Securities	13,142	76,090	108,138	80,133	63,920
Financial derivatives	2,478	14,344	27,294	9,744	6,978
Deferred tax asset	—	—	—	79	—
Intangible assets	4	26	27	27	25
Property, equipment and investment property	36	208	217	222	224
Other assets	653	3,783	12,287	2,404	857

TOTAL ASSETS	38,904	225,254	296,901	218,720	172,365

LIABILITIES
Deposits by credit institutions	7	38	327	324	47
Commercial paper debt	3,300	19,108	33,609	31,277	6,049
Bond debt	30,833	178,526	225,431	175,038	154,506
Financial derivatives	2,558	14,810	18,368	6,935	5,302
Taxes payable	13	73	291	122	99
Deferred tax liabilities	27	157	931	—	104
Other liabilities	885	5,124	8,298	360	950
Provisions	15	89	84	65	57
Subordinated debt	259	1,502	1,909	1,379	1,604
Capital contribution securities	72	419	445	559	618

TOTAL LIABILITIES	37,969	219,846	289,693	216,058	169,336

SHAREHOLDERS’ EQUITY
Share capital	479	2,771	2,771	1,594	1,594
Share premium reserve	31	177	177	162	162
Other equity	425	2460	4,260	906	1,273

TOTAL SHAREHOLDER’S EQUITY	935	5,408	7,208	2,662	3,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	38,904	225,254	296,901	218,720	172,365

FINANCIAL RATIOS/OPERATING STATISTICS (unaudited)
Return on average equity (4)	(28.55%)	(28.55%)	67.99%	(5.24%)	5.67%
Dividend (as a percentage of share capital)	—	—	—	—	—
Return on assets (5)	0.56%	0.56%	0.32%	0.22%	0.23%
Ratio of operating and administrative expenses to average assets	0.07%	0.07%	0.06%	0.07%	0.09%

BALANCE SHEET STATISTICS (unaudited)
Capital adequacy	13.30%	13.30%	11.60%	9.55%	12.20%
Public sector share of total loans as borrowers/guarantors(6)	23.28%	23.28%	48.90%	56.80%	60.80%
Of which municipalities and counties	1.71%	1.71%	35.65%	48.99%	52.83%
Total loans outstanding/ total assets	31.08%	31.08%	46.89%	57.01%	57.47%

(1)	Includes income on guarantees. For further details, see note 30.3 to our audited consolidated financial statements in Item 18.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income (profit/(loss) for the year) plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses. The ratio of earnings to fixed charges had a deficit in 2009 of NOK 2,155 million (USD 375 million), driven by unrealized losses on the fair value of our own debt. The ratio of earnings to fixed charges in 2007 had a deficit of NOK 210 million (USD 39 million), driven by the impact of reduced market values of our investments on securities in the Liquidity Portfolio (as defined below). For further details, see Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.

(3)	The dividend per share amount for each year represents the distribution out of net income (profit/(loss) for the year) proposed by the Board of Directors for that year. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders of Eksportfinans held during the following year and if approved, would be paid in such following year.

(4)	Total comprehensive income divided by the weighted average number of shares during the year.

(5)	Profit for the period divided by average equity. Average equity is calculated as the average of starting and ending equity.

(6)	Net interest income for the period divided by average assets. Average assets is calculated as the average of starting and ending balance.

(7)	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (the Guarantee Institute or GIEK) as borrowers or guarantors) to total lending.
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
     The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end
2005	6.7241	6.0794
2006	6.3582	6.2287
2007	5.8109	5.4310
2008	5.6366	6.9756
2009	6.3089	5.7899
     The following table sets forth the high and low noon buying rates for the periods shown :

	High	Low
September 2009	6.0806	5.7773
October 2009	5.8251	5.5369
November 2009	5.7989	5.5575
December 2009	5.8899	5.6076
January 2010	5.9201	5.6162
February 2010	6.0166	5.8383
March 2010 (through March 19)	5.9508	5.8176
     The noon buying rate on March 19, 2010, was NOK 5.8902 = $1.00 ($0.1698 = NOK 1.00).
     B. CAPITALIZATION AND INDEBTEDNESS
     Not applicable.
     C. REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.
     D. RISK FACTORS
     Negative developments in the Norwegian export industry as a consequence of lower demand from the export markets will decrease the volume of export loans and harm our business.
     In recent periods, especially since the first half of 2009, there has been a decrease in demand for products and goods exported from Norway. As a result Norwegian exporters who fund their export credits through Eksportfinans may decrease or discontinue their use of Eksportfinans’ services. This would have an adverse effect on our ability to generate revenue through the disbursement of new loans through our export credit lending business. The same would be the case if major exporters who normally fund their export credits through Eksportfinans were to move the production of their goods and services out of Norway. Our export lending business has benefited from high oil prices inducing high demand for oil rigs, ships, jack up equipment, and other oil-related equipment until recently. Following comparatively high oil prices from 2004 through the first nine months of 2008, oil prices declined significantly through 2009 and we have seen a decrease in applications for oil-related projects. Continuing low oil prices over a period of time may therefore have a negative impact on our business. This development may be the beginning of a longer downturn, which might reduce demand for export related loans in the years to come and harm our business.
     Falling market interest rates relative to Commercial Interest Reference Rates may have a negative effect on our business and financial position.
     Market interest rates in the main markets in which we conduct business fell during 2009. During the same period the Commercial Interest Reference Rate (CIRR) pursuant to which the Company can extend subsidized loan, has been rising in the main currencies of NOK and USD. This renders CIRR loans relatively less attractive to borrowers compared to market interest rate based loans. Because CIRR-loans are an important part of the Company’s business, this could have a negative effect on the financial results for Eksportfinans.
     Eksportfinans’ own credit risk may bring significant volatility into our results.
     Fair value measurements for Eksportfinans’ debt and structured note liabilities take Eksportfinans’ own credit risk into account by discounting cash flows at rates that incorporate Eksportfinans’ currently observable credit spreads based on actual transactions or alternatively by quotes from major broker dealers. This fair value impact may significantly increase volatility in our results as the correlation with the credit spreads applied to our assets is usually low. As of end of 2009 the unrealized gain from widening credit spreads on our own debt was NOK 1.1 billion down from NOK 3.9 billion as of end of 2008, creating an unrealized loss of NOK 2.8 billion. The remaining unrealized gain is expected to be reversed as unrealized losses in the years ahead. For further details, see note 28.7 to our audited financial statements in Item 18.
     Reduced differences in swap spreads may reduce our interest margins.
     The majority of loans extended by the Company are floating rate loans. The Company funds its business activities through the international capital markets mainly by issuing fixed-rate and structured debt and swapping it into floating-rate liabilities in Norwegian kroner, euro or U.S. dollars (the Company’s base currencies). Also the Company has earned a significant profit from basis swap spreads from dollars to other currencies. Reduced differences between the new issue spreads to treasuries and the swap spreads, all other things being equal, would be expected to have a negative impact on the Company’s earnings. A return to historically more normal basis swaps spread levels would also impact the Company’s earnings negatively.
     Future events in the credit markets may decrease liquidity, increase our borrowing costs or make us uncompetitive, each of which would reduce our earnings.
     During the first half of 2009, the global financial crisis caused further credit spread widening in the international funding markets, with spreads on Eksportfinans’ outstanding debt widening considerably in line with the market and long-dated funding becoming more expensive. In the second half of the year credit spreads narrowed, resulting in a total credit spread narrowing of approximately 32 basis points over the year.
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
     Competition in the Company’s business is based on service, product innovation, product features, price and interest rate, commission structure, financial strength and name recognition. The Company competes with a large number of other credit institutions, including domestic and foreign banks. Some of these institutions have government guarantees, which decrease their funding costs, and offer a broader array of products, have more competitive pricing and may have greater financial resources with which to compete. Extended government rescue packages supporting banks may also reduce Eksportfinans relative funding ability because the Company is not a bank and does not benefit from support schemes for the banking system. Increasing competition may have significant negative effects on the Company’s results if the Company is unable to match the pricing, products or services of its competitors.
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
     Towards the end of 2008, Moody’s Investors Service Ltd. (Moody’s) downgraded the Company’s long-term ratings from Aaa to Aa1 and in May of 2009 re-affirmed a negative outlook. The downgrade and negative outlook reflects the uncertainty related to the then-potential change in the Company’s business structure and financial position given the divestment of Kommunekreditt to focus on export lending. In September 2009 Standard & Poor’s (S&P) rating was downgraded from AA+ to AA with a stable outlook. The downgrade was a result of both the uncertainty related to the change in Eksportfinans business structure following the sell-off of Kommunekreditt Norge AS and S&P’s revised methodology and assumption for rating government-related entities. In the beginning of 2009 Fitch Ratings (Fitch) downgraded the Company to AA stable from AAA.
     The Company’s credit rating depends on many factors, some of which are outside of our control. If the Company were to receive further downgrades in its credit rating, especially if there is no widespread downgrading of other financial institutions (as the case has been in the past two years), it may become necessary to offer increased interest rates in the capital markets in order to obtain financing, which would likely substantially lower the Company’s profit margins and earnings and negatively affect the Company’s business, results of operations and financial condition.
     Eksportfinans is largely dependent on credit ratings from the major credit rating agencies when accepting banks as guarantors for its loans and when making investments.
     The Company relies on credit ratings and analyses from the major rating agencies (Moody’s, S&P and/or Fitch) to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio. Eksportfinans’ exposure limits are mainly based on the credit ratings of guarantors and borrowers. These credit ratings may not fully reflect the true risk of a counterparty, and we may therefore be exposed to unanticipated losses. For example, since the beginning of the current financial turbulence, market risk arising from investments in bonds has been significantly higher than corresponding ratings would suggest, resulting in mark-to-market losses despite high and stable ratings. Our credit rating approach might thus not reflect the true credit risk of the counterparties. Further, in certain instances our valuation estimates are dependent on credit ratings. As described in note 4 to our audited financial statements in Item 18, credit spreads for guaranteed export loans are adjusted upon significant changes in the credit rating for the guarantor since loan origination date. If these credit ratings do not fully reflect the counterparty credit risk, we may face risk of errors in fair value measurement. For further information, refer to note 4 to our audited financial statements in Item 18.
     Our derivatives counterparties, guarantors for loans and borrowers may not honor their contracts.
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
     As of December 31, 2009, approximately 70% of our outstanding export-related loans were secured by guarantees. The remaining loans were supported by pledges on cash deposits with banks (19%) or represent loans to banks that are themselves qualified by their creditworthiness to act as guarantors (11%). As of December 31, 2009, 18.4% of export-related loans were guaranteed by Norwegian banks, of which 35.7% were guaranteed by DnB NOR Bank ASA. Further, the Company has entered into the Portfolio Hedge Agreement with its shareholder banks, including DnB NOR. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.
     In connection with the sale of Kommunekreditt, Eksportfinans entered into a Term Facility Agreement dated May 7, 2009 (the Term Facility Agreement), under which it granted a loan to Kommunekreditt of NOK 34 billion, an amount equivalent to Eksportfinans’ outstanding funding of the activities of Kommunekreditt at Closing. At the same time, NOK 10.9 billion of loans from Kommunekreditt to Norwegian municipalities were transferred to Eksportfinans ASA at market value. For further details, see Item 4.B “Business Overview — LOANS — Municipal Lending”.
     A failure by one or more borrowers, counterparties or guarantors to honor the terms of their derivatives contract with or the guarantees in favor of the Company could have an adverse effect on the business, results of operations and financial condition of the Company.
     Errors in estimates and judgments can have a significant impact on our income statement.
     The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities in the next financial year. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, but may be in error nevertheless. Eksportfinans uses valuation techniques and theoretical models using market information to determine the value of its loans, the PHA Portfolio, its Liquidity Reserve Portfolio, financial liabilities and certain other financial instruments. These estimates are calibrated against industry standards, economic models and observed transaction prices, but are nevertheless based on significant assumptions and estimates as described in note 4 to our audited financial statements in Item 18. The Company uses quoted prices where this is deemed to represent fair value significantly more accurately. If recent transactions are not available for the particular item, the Company uses quotes for similar assets or model valuations. Since Eksportfinans has adopted the fair value option for the majority of its financial assets and liabilities, changes to assumptions or estimated levels can significantly impact the fair value of an instrument as reported and have a significant impact on the income statement. For further information, see note 4 to our audited financial statements in Item 18.
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
     On June 24, 2009, Eksportfinans completed the sale of Kommunekreditt Norge AS, its wholly-owned subsidiary that conducts lending activities to Norwegian municipalities and counties. Municipality related lending has traditionally been a business showing small sensitivity to macroeconomic factors and general bull or bear periods in the financial markets. As a result of the loss of diversification in lending provided in recent years by our municipality lending, the sale of Kommunekreditt might further expose Eksportfinans to the cyclical nature of the export business. For periods of time we may see lower demand for export credits with negative effects for the financial position of Eksportfinans. For further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending”.
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
     After the sale of Kommunekreditt in June 2009 the Company has smaller concentration towards the Norwegian municipality sector. However Eksportfinans purchased from Kommunekreditt a portfolio of approximately NOK 10.9 billion of loans made to the municipality sector, and provided funding to Kommunekreditt of approximately NOK 30 billion through September 2011. Kommunekreditt is therefore Eksportfinans’ largest debtor. Accordingly, Eksportfinans will continue to have a significant amount of both direct and indirect credit exposure to Norwegian municipalities. Because Norwegian municipalities cannot by law be declared bankrupt, we believe the risk related to the concentration to the municipality sector is low, although there can be no assurance of the type and level of such risk. For further information about municipal lending, see Item 4.B. “Business Overview — LOANS — Municipal Lending”.
     In the ordinary course of business, Eksportfinans may be subject to a concentration of credit risk to a particular bank guarantor or bond issuer. For example, DnB NOR guaranteed approximately 35.7% of Eksportfinans’ export-related lending as of December 31, 2009. Eksportfinans also has a concentration of market risk related to currency, interest rate and credit spread volatility, which is increasing with general market volatility and the general correlation between markets. If currency, interest rate or credit spread volatility increase or the correlation between different currencies, interest rates or credit spreads increases, this may lead to a higher market risk giving more volatile results.
     A decision by the Norwegian Government to discontinue government support of export loans or terminate or seek to modify its agreements with Eksportfinans could have a detrimental effect on our income and business.
     Eksportfinans is, through an agreement with the Norwegian Government referred to as the “108 Agreement”, the exclusive provider of government-supported export credits in Norway. In return, the Norwegian Government makes payments to Eksportfinans sufficient to offset any interest and foreign exchange losses relative to certain reference points set forth in the 108 Agreement that occur in connection with Eksportfinans’ foreign currency loans, borrowings and NOK transactions related to such lending. Conversely, if Eksportfinans realizes any interest or foreign exchange gain in connection with its foreign currency lending, borrowing or related transactions, it must pay such gain to the Norwegian Government. The 108 Agreement has no set expiration date, but provides that either party may ask for discussions if the agreement does not fulfill that party’s expectations and that each of the parties may with six months’ notice terminate the agreement with respect to future commitments. The 108 Agreement will remain effective until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled. In 2006, the Ministry of Trade and Industry (the Ministry) initiated a review of the 108 Agreement. The Ministry and Eksportfinans agreed on some technical and compensatory amendments on July 6, 2007. However a more general review of the Norwegian Government’s support for export credits was initiated in early 2008. The purpose of this review was for the Norwegian Government to determine whether to continue the support as it currently does, completely discontinue such support or continue on a different scale with a different organization and/or different terms and conditions. This general review was put on hold during the fall of 2008 as a consequence of the global financial crisis and the need for Eksportfinans as a public vehicle for providing export credits. This general review has been further put on hold during 2009. In 2010, there will be a review of some technical aspects of the scope of the government supported financing scheme to harmonize the financing scheme with the guarantee scheme operated by the Guarantee Institute. We expect this review in 2010 to have insignificant influence on the scope of the financing scheme. Since the arrangement significantly assists in securing Eksportfinans’ business and revenues, if it were to be unfavorably amended or terminated, Eksportfinans’ profit margins, income and business would be adversely affected.

     In order to help ensure that the Norwegian export industry has access to long-term financing of their projects in a turbulent market situation, Eksportfinans entered into an agreement with the Norwegian Government on November 26, 2008 whereby the Norwegian Government agreed to provide funding to Eksportfinans through 2010 for financing of new export projects that qualify under the OECD Consensus Agreement for export financing. The funding from the Norwegian Government will have a maturity of up to 5 years. To date, no amounts have been drawn under the agreement and NOK 20 billion remains currently available for drawing. For further details, see Item 7.B. “Related Party Transactions — Funding Agreement with the Norwegian State”.
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
     As an international lending institution, the Company is subject to currency risk. At December 31, 2009, approximately 65% of the Company’s risk capital was denominated in Norwegian kroner, with the remaining 35% denominated in other currencies. Because a somewhat higher percentage of the Company’s risk-weighted assets than its risk capital is denominated in other currencies and because there are limitations on the exchange rate used in the translation of risk capital to Norwegian kroner, the Company’s capital ratio is subject to foreign exchange rate fluctuations with respect to Norwegian kroner.
     The Company’s earnings may fluctuate due to currency translations into NOK, and adverse changes in currency exchange rates would cause a reduction in profits.
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
     We may experience volatility in our results from our liquidity reserve portfolio.
     In early 2008 shareholders representing 99.5% of Eksportfinans’ shares signed a market risk mitigation agreement (the Portfolio Hedge Agreement) whereby they undertook to hedge against further market value declines in the Liquidity Portfolio as it existed on February 29, 2008 (the PHA Portfolio) up to an amount of NOK 5 billion. Approximately NOK 1 billion of this was utilized as of year end 2009 (down from NOK 2.6 billion as of year end 2008). Upon entering into the Portfolio Hedge Agreement the Company set up a new liquidity portfolio, which is referred to as the “Liquidity Reserve Portfolio”. The Liquidity Reserve Portfolio does not benefit from the Portfolio Hedge Agreement. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement” and notes 5, 13 and 28.3 to our audited financial statements in Item 18. Continuing market disruptions could mean a repeat widening of credit spreads and consequently decreases in the market values of our Liquidity Reserve Portfolio, resulting in additional unrealized losses, despite stop loss limits relating to securities in the portfolio.
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
     Through December 31, 2008, the Company had two reportable operating segments: export lending and municipal lending. Commencing January 1, 2009, Eksportfinans began reporting three operating segments: export lending, municipal lending and securities. On June 24, 2009, Eksportfinans completed the sale of Kommunekreditt Norge AS, its municipal lending business, but retained a portion of the outstanding municipal loans.
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
     Our principal assets are our loans and investments, which are financed by our equity capital and by borrowings principally in the international capital markets. Our principal source of income is the excess of our interest revenue on our assets over the interest expense on our borrowings. The major Norwegian banks and international banks represented in Norway are active in export lending. We have no reliable data for the Company’s market share of export credits financed by Norwegian institutions. However, as an indication, the Company’s share of the Guarantee Institute’s guarantees is nearly 60%. All of the government-supported loans offered by Eksportfinans are fixed-interest loans in accordance with the OECD Arrangement on Guidelines for Officially Supported Export Credits (the OECD Consensus), which are agreed to by most of the member countries of the Organization for Economic Cooperation and Development (the OECD). At the request of the Norwegian Government, Eksportfinans may also from time to time provide other types of government-supported financing, although currently no such loans are outstanding.
     As shown in the table in Item 4.B. “— LOANS — Analysis of Loans”, a significant portion of the Eksportfinans loan portfolio is supported by guarantees (approximately 70% of the export-related balance as of December 31, 2009). The remaining export-related loans outstanding as of December 31, 2009 are supported by pledges on cash deposits with banks (19%) or represent loans to banks that are themselves qualified by their creditworthiness to act as guarantors (11%).
     In the years ended December 31, 2009, 2008 and 2007, Eksportfinans experienced a significant increase in applications for loans. Typically, applications for loans are filed with Eksportfinans at a very early stage of the relevant project. Often it takes from one to two years from the inception of a project until the loan can be disbursed. For further details, see Item 4.B “Business Overview — LOANS — Export Lending — Types of Financing”.
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
     In February 2002, the Norwegian Government expanded the CIRR to include the financing of ships built at Norwegian yards in addition to Norwegian-produced capital goods. Increasing oil prices over recent years had resulted in a high demand for new-builds from Norwegian shipyards supplying the offshore oil and gas sector. In combination with favorable CIRR interest rates, a high demand from shipping companies continued to lead to high disbursements of CIRR financing during 2009. However, during 2009, lower oil prices and the financial crisis have resulted in a reduction of the number and volume of new loan offers being accepted by the borrowers compared to the preceding two years.
     In order to help ensure that the Norwegian export industry has access to long-term financing of their projects in a turbulent market situation, Eksportfinans entered into an agreement with the Norwegian Government on November 26, 2008 whereby the Norwegian Government agreed to provide funding to Eksportfinans through 2010 for financing of new export projects that qualify under the OECD Consensus Agreement for export financing. The funding from the Norwegian Government will have a maturity of up to 5 years. For further details, see Item 7.B. “Related Party Transactions — Funding Agreement with Norwegian State”.
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
     Types of Financing
     Overview. With respect to export-related lending, Eksportfinans engages in three types of financing: (1) contract financing, (2) financing of international and export related activities and (3) acquisition of loans from banks. Contract financing means financing of export contracts between a Norwegian supplier and a foreign buyer or a Norwegian buyer, primarily those that operate in the international shipping and oil and gas industries. Financing of international and export related activities involves loans to finance investments in, among other things, storage facilities, production lines or purchases of companies to assist Norwegian companies in expanding internationally. In 2009, contract financing comprised 95% of our export-related new disbursements, and acquisition of loans from banks and financing of international and other export related activities comprised 5%. The corresponding figures for 2008 were 83% and 17%, respectively. The increased share of new disbursements is due to high disbursements of new loans for several reasons. The overall market situation for Eksportfinans’ main customer groups was very good in 2009. High oil prices in previous years have led to substantial demand for deliveries from the Norwegian shipping and oil and gas industries, although the decline in oil prices since the latter part of 2008 has led to a decline in demand for deliveries in these industries. In addition, since early 2008 the Company also decided to focus on contract financing as a response to the negative developments in the international capital markets, and thus made fewer loans to banks and acquired fewer loans from banks. Eksportfinans actively markets its finance products to Norwegian companies and also to buyers abroad that are traditional or potential purchasers of capital goods and services from Norway. Financial alternatives are often discussed with Norwegian exporters at a stage where they contemplate bidding for a contract or are in a bidding contest with foreign exporters. Most of Eksportfinans’ loans have been made due to active marketing directed to and/or unsolicited applications directly from Norwegian exporters. Some loans have been referred to us via our shareholder banks. All such referrals are on a no-fee basis. Eksportfinans does not hire brokers for the purpose of acquiring new loans. Particularly with respect to major Norwegian export contracts involving contract values in excess of USD 30 million, we invariably face competition, primarily from foreign banks and credit institutions, although this has been somewhat reduced as a result of the recent turmoil in the financial markets with the partial withdrawal of foreign banks from Norwegian markets.
     Approximately 70% of our outstanding export loans are guaranteed. The remaining loans are supported by pledges on cash deposits with banks (19%) or represent loans to banks that are qualified by their creditworthiness to act as guarantors (11%). Until approximately four years ago, close to 100% of our loans were guaranteed. The relative increase in loans that are not guaranteed is to a large extent a result of the increase in direct lending by us to certain Norwegian banks for the financing of their clients within the export industry. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing — Financing of international and export related activities”.
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
     Financing of international and export related activities. Eksportfinans finances activities related to the Norwegian export industry. The loan purpose is typically to finance investments in buildings and machinery for export production or international expansion. Such loans are guaranteed by Norwegian and international banks and other financial institutions. In 2005 Eksportfinans also started to extend loans to Norwegian savings banks to fund these banks’ loans to their customers within the export business. This kind of financing is normally less complicated to arrange and extend compared to contract financing, and it normally takes approximately one month from start to closing. There has been a considerable demand for this kind of financing from Eksportfinans. However, due to funding constraints, such financing of the export industry in collaboration with Norwegian saving banks was not a priority during 2009. During 2009, the focus has been on new contract financing. As a result of this, total loans outstanding that were extended via Norwegian saving banks decreased to NOK 7,105 million in 2009 from NOK 7,403 million in 2008.
     Loans acquired from banks. Eksportfinans from time to time enters into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans are based on normal commercial terms, and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for the purchase of the relevant loans. Each loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company pays the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2009, 2008 and 2007 Eksportfinans acquired loans from its shareholders amounting to NOK 1,263 million, NOK 2,666 million and NOK 4,715 million, respectively. The volume of loans acquired from banks fluctuates over time based on eligible loans and the funding situation for the banks. The decrease in 2009 is due to the fact that such financing was not given priority in the first half of 2009 due to the funding environment at that time caused by the international financial crisis.
     Loan Commitments
     Eksportfinans’ total actual and probable loan commitments as of December 31, 2009 amounted to NOK 27 billion (compared to NOK 43 billion as of December 31, 2008). The decrease is due primarily to a lower level of activity within the shipping and oil and gas industries and the fact that borrowers have faced difficulties raising risk cover in the marketplace. Of this amount, approximately NOK 11 billion (compared to NOK 25 billion as of December 31, 2008) was committed on government-supported OECD Consensus terms and NOK 16 billion (compared with NOK 18 billion as of December 31, 2008) was on pure commercial terms. Some of the loans on government-supported OECD Consensus terms have a built in option for the applicant to convert to commercial terms. This must be exercised by the borrower prior to the final disbursement date. The variation in the volume of loan commitments between government supported OECD terms and pure commercial terms is correlated with fluctuations in interest rate movements. In an environment of increasing interest rates, more borrowers will choose fixed rate government supported loans. If interest rates are falling, as they were in 2009, more borrowers choose pure commercial loans with floating interest rates. The loan commitments that are made are, to a large extent, for projects that are at a very early stage and disbursements of loans may not be made for one to two years or at all. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”. Eksportfinans expects that out of the total actual and probable loan commitments of NOK 27 billion, approximately NOK 17 billion will be disbursed during 2010, of which we expect that approximately 40% will be on OECD Consensus terms.
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
     Eksportfinans relies on credit ratings and analyses from the major rating agencies to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio and reports regularly to management and the Board of Directors. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other support for the loans as the ultimate source of repayment. The Board of Directors has established exposure limits based on the credit ratings of the guarantors and borrowers. 99.9% of the rated portfolio consists of investment grade counterparties. For details on our unrated portfolio, see note 28.5 to our audited financial statements in Item 18. For further details on our reliance on credit ratings, see Item 3.D. “Risk Factors — Eksportfinans is largely dependent on credit ratings from the major credit rating agencies when accepting banks as guarantors for its loans and when making an investment”.
     All guarantees obtained from banks to support Eksportfinans’ loans are unconditional and irrevocable, whereas guarantees from GIEK or insurance companies are given subject to certain conditions and limitations, as discussed below.
     Guarantees issued by GIEK, insurance companies and banks generally cover principal, interest and, in most cases, interest on payments past due and expenses.
     Guarantees issued by GIEK cover political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The Guarantee Institute’s cover of political risks is 100% of a loan, and its maximum cover for commercial risks is 90%. The terms of guarantees issued by the Guarantee Institute generally provide that the Guarantee Institute is to be notified after a default has continued for 60 days and that claims under the guarantees are payable six months from the date of the borrower’s default. Guarantees issued by the Norwegian Government and its agencies, the Guarantee Institute included, supported 28.7% of our total loans as of December 31, 2009 compared with 13.2% of total loans as of December 31, 2008.
     Approximately 70% of export-related loans have been made against guarantees from Norwegian and foreign banks, guarantees issued by the Norwegian Government, GIEK and other Norwegian governmental agencies and guarantees provided by insurance companies.
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
     In 2006, the Ministry initiated a review of the 108 Agreement. The Ministry and Eksportfinans agreed on some technical and compensatory amendments on July 6, 2007. However a more general review of the Norwegian Government’s support for export credits was initiated in early 2008. The purpose of this review was for the Norwegian Government to determine whether to continue its current support, completely discontinue such support or continue on a different scale, with a different organization or on different terms and conditions. This general review was put on hold during the fall of 2008 as a consequence of the financial crisis and in light of the need for Eksportfinans to continue in its role of providing export credits. This general review has been further put on hold during 2009. In 2010, there will be a review of some technical aspects of the scope of the government supported financing scheme to harmonize the financing scheme with the guarantee scheme operated by GIEK. We expect this review in 2010 to have insignificant influence on the scope of the financing scheme. However, since the arrangement significantly assists in securing Eksportfinans’ business and revenues, if it were to be unfavorably amended or terminated, Eksportfinans’ profit margins, income and business would be adversely affected.
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
     Approximately 48% of Eksportfinans’ outstanding export-related loans at December 31, 2009 were issued under the 108 Agreement, compared to 39% of export-related loans at the end of 2008. This increase in loans issued under the 108 Agreement is primarily due to the increase in loan disbursements for financing shipbuilding and oil and gas projects and the fact that the Company disbursed approximately NOK 7.2 billion in one single large contract financed under the 108 Agreement. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”. The increase in the volume of loans in 2006 and 2007 led to an increase in the amount payable by the Norwegian Government under the Agreement in 2008 and 2009. The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Norwegian Government under this arrangement:

	2009	2008	2007	2006	2005	2004	2003
Amount paid or payable to Eksportfinans (NOK millions)	152	38	26	31	35	39	25
Payment in respect of (year)	2007	2006	2005	2004	2003	2002	2001

     Municipal Lending
     Sale of Kommunekreditt
     In June 1999, Eksportfinans acquired Kommunekreditt. Kommunekreditt, headquartered in Trondheim, Norway, engaged in long-term financing of Norwegian local governments. Kommunekreditt made loans without any form of credit enhancement to Norwegian municipalities, counties and companies that are the joint undertaking of two or more municipalities (so called joint-municipal companies) as well as to private independent companies against guarantees from municipalities, counties, the Norwegian Government or a bank. From 2006 Kommunekreditt also engaged in direct loans to banks in situations where the bank was able to link the credit to a defined portfolio of public sector company loans that could be refinanced via Kommunekreditt. Kommunekreditt provided loans with fixed or floating rates of interest and terms from one month to 10 years both for refinancing existing loans and for new borrowings.
     On May 7, 2009 Eksportfinans entered into an agreement with Kommunal Landspensjonskasse gjensidig forsikringsselskap (KLP) for the sale of all of the shares in Kommunekreditt Norge AS (the Sale and Purchase Agreement). KLP agreed to purchase the shares in Kommunekreditt at book value, NOK 870 million. The sale closed as scheduled on June 24, 2009 (the Closing).
     According to KLP’s public disclosures, KLP is one of Norway’s largest life insurance companies, with total assets of NOK 223.9 billion as of December 31, 2009. KLP provides pension, financing and insurance services to the local government sector and the state health enterprises as well as to businesses both in the public and the private sectors. It is a mutual company owned by customers with Norwegian public sector occupational pensions with KLP, including municipalities, county administrations and health enterprises, as well as companies associated with the Norwegian public sector.
     In connection with the Sale and Purchase Agreement, Eksportfinans entered into a Term Facility Agreement dated May 7, 2009 (the Term Facility Agreement), under which it granted Kommunekreditt a NOK 34 billion loan, an amount equivalent to Eksportfinans’ outstanding funding of the activities of Kommunekreditt at Closing (excluding the Excluded Portfolio, described below). The loan has a term of approximately two years from Closing with eight equal quarterly amortization payments, the first of which was paid on December 15, 2009 and the last of which is expected to be paid on September 15, 2011. All of Kommunekreditt’s obligations and liabilities under the loan are secured by a pledge over certain of Kommunekreditt’s assets, as provided for in the Term Facility Agreement, until all amounts under the Term Facility Agreement have been repaid to Eksportfinans.
     Further, in connection with the Sale and Purchase Agreement, Eksportfinans entered into an “Excluded Portfolio Agreement”, pursuant to which at the Closing Eksportfinans purchased from Kommunekreditt, at book value (equal to fair value), loans with a book value of approximately NOK 10.9 billion (the Retained Municipal Portfolio). The retained loans in the Retained Municipal Portfolio consist of loans granted by Kommunekreditt to banks and other financial institutions and a selection of loans to municipalities, selected with respect to their maturity but consistent with other loans made by Kommunekreditt.
     The Retained Municipal Portfolio
     The credit risk on loans to or with guarantees from Norwegian municipalities or counties is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and/or penalty interest. After a period of postponement of payments it is expected that the Ministry of Local Government will arrange for payments of the municipality’s payment obligations. The Retained Municipal Portfolio’s credit exposure to the Kingdom of Norway in terms of loans to or guaranteed by Norwegian municipalities or counties was NOK 10.7 billion as of December 31, 2009.
     In its local government transactions Kommunekreditt offered loans to municipalities or counties or to companies having the support of guarantees from municipalities, counties, the Norwegian Government or banks. Kommunekreditt typically financed investments in municipal infrastructure projects such as roads, water and sewage systems, health and social care, schools and cultural institutions. Proceeds of Kommunekreditt’s loans were used for new projects as well as for refinancing existing loans.
     Types of Financing in the Retained Municipal Portfolio
     Loans in the Retained Municipal Portfolio have terms ranging from one year to ten years or more. As of December 31, 2009, 40% of the outstanding loans had a remaining term in excess of five years.
     Loans in the Retained Municipal Portfolio include both floating rate and fixed rate terms.
     Floating rate loans bear interest either at a rate linked to the Norwegian Interbank Offered Rate (NIBOR) plus a margin or at a rate that is adjustable at our discretion upon 14 days’ notice. If the borrower rejects the adjusted interest rate, the loan and accrued interest must be repaid immediately. As of December 31, 2009, 82% were at floating interest rates.

     If a loan is fixed interest rate, the fixed interest rate normally applies for the whole term of the loan. Some loans may have fixed a rate of interest for a shorter period than the term of the loan. For such loans, at the end of the initial term either new fixed rates of interest are agreed or the loan is repaid. Prepayments of fixed rate loans are subject to a penalty based on the difference between the agreed interest rate and the market interest rate at the time of extraordinary prepayment. As of December 31, 2009, 18% were at fixed interest rates.
      Credit Support, Credit Monitoring and Assessment of the Retained Municipal Portfolio
     Loans to Norwegian municipalities or counties were made without any credit support. Loans to joint municipal companies or private independent companies were made with guarantees from municipalities, counties, the Norwegian central government or a bank. A credit assessment was made for all companies where a guarantee is required, even if the credit risk is borne by the guarantor. The credit limits of municipalities are based on a combination of the outstanding loan balance for the individual municipality/county and the capital adequacy limits regulated by The Financial Supervisory Authority of Norway. Credit limits for banks were set by Eksportfinans. The Retained Municipal Portfolio also include loans with guarantees from banks, and loans to banks in connection with the refinancing of loans to companies in the public sector.
     Loans in the Excluded Portfolio were made:
•	to municipalities and counties,

•	to companies, where the credit is secured by guarantees from municipalities, counties, banks or the Norwegian Government, and

•	to banks in connection with the refinancing of loans to companies in the public sector.
     Loans in the Retained Municipal Portfolio were extended to Norwegian municipalities, counties and to inter-municipal companies or companies that are guaranteed by a municipality, county, bank or other financial institution. The risk on loans with municipal security to these entities in Norway is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and penalty interest. This is set out in the Local Government Act, approved by the Norwegian Parliament on September 25, 1992. Under section 55 of the Local Government Act, Norwegian municipalities and counties cannot be declared bankrupt. Sections 56 and 57 of the Local Government Act set out provisions on the procedures a municipality or county must follow if a postponement of payments needs to be implemented. Section 58 contains procedures to be followed on a return to normal servicing of payment obligations. Since 1945 no Norwegian municipality or county has suspended payment.
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
     Analysis of Loans
     Composition of Loans
     The following table sets forth the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality and county loans for each of the last five years:

	Year ended December 31,
(NOK millions) (1)	2009	2008	2007	2006	2005

Loan disbursements (during the year):
Export-related commercial loans	13,729	11,234	11,242	18,541	10,946
Export-related government-supported loans	14,381	14,062	11,543	5,056	259
Municipal and county loans (2)	10,909	8,047	16,398	12,280	11,244
Loan to KLP Kreditt AS	34,352	—	—	—	—

Total (3)	73,371	33,343	39,183	35,877	22,449

Loans outstanding (at year-end):
Export-related commercial loans	42,547	48,820	38,705	33,936	25,637
Export-related Government-supported loans	38,828	31,551	17,639	7,973	4,000
Municipal and county loans	10,721	58,797	68,276	57,083	51,676
Loan to KLP Kreditt AS	30,058	—	—	—	—
Loans to employees	48	60	69	67	72

Total	122,202	139,228	124,689	99,059	81,385

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

(2)	The figure for 2009 includes the acquisition of NOK 10.9 billion of loans included in the Retained Municipal Portfolio.

(3)	Amounts for 2009, 2008, 2007, 2006 and 2005 include loans acquired from shareholders amounting to NOK 1,263 million, NOK 2,666 million, NOK 4,715 million, NOK 4,889 million and NOK 2,875 million, respectively.
     The following table represents an analysis of the Company’s loans outstanding for each of the last five years:

	Year ended December 31,
(NOK millions) (1)	2009	2008	2007	2006	2005

Beginning balance	139,228	124,689	99,059	81,385	68,090
Add — disbursements (1)	73,371	33,343	39,183	35,877	22,449
Deduct — repayments (2)	(83,820)	(27,683)	(10,831)	(18,153)	(10,176)
Adjustments related to year-end exchange rates (3)	(6,577)	8,879	(2,722)	(50)	1,022

Balance at year-end	122,202	139,228	124,689	99,059	81,385

(1)	Of NOK 73.4 billion in 2009, NOK 45.1 billion is related to funding of Kommunekreditt Norge AS and other municipal related disbursements after the sale of the subsidiary.

(2)	Of NOK 83.8 billion in 2009, NOK 44.5 billion is related to repayment from Kommunekreditt Norge AS in relation to the sale of the subsidiary.

(3)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.
     Our export-related loans are divided into three categories: ships, capital goods and additional export-related and international activities, as described in the footnotes to the tables below.

     The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:
Loans disbursements (during the year):

	Year ended December 31,
(NOK millions)	2009	2008	2007	2006	2005

Export-related Loans
of which Ships (1)	12,958	15,905	12,288	4,929	3,066
of which Capital goods (2)	15,152	7,016	6,452	4,553	498
of which Other export-related and international activities (3)	—	2,375	4,045	14,115	7,641
Municipal and county loans (4)	10,909	8,047	16,398	12,280	11,244
Loan to KLP Kreditt AS	34,352	—	—	—	—

Total (5)	73,371	33,343	39,183	35,877	22,449

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises eleven sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

	Year ended December 31,
(NOK millions)	2009	2008	2007	2006	2005

Aluminum, chemicals and minerals	—	—	156	—	155
Aviation and shipping (*)	—	—	—	499	30
Engineering and construction	—	—	—	—	—
Hydro electric power	—	—	—	—	—
Oil and gas	—	583	62	1,376	79
Pulp and paper	—	—	—	—	—
Real estate	—	655	1,311	1,900	68
Consumer goods	—	—	46	3,127	4,414
Banking and finance	—	197	2,470	3,163	2,862
IT and telecommunication	—	940	—	4,000	—
Other categories	—	—	—	50	33

Total	—	2,375	4,045	14,115	7,641

(*)	Aviation and shipping relates to financing for the construction of a Norwegian aircraft carrier and general corporate financing of shipping companies.

(4)	The figure for 2009 includes the acquisition of NOK 10.9 billion of loans included in the Retained Municipal Portfolio

(5)	Amounts for 2009, 2008, 2007, 2006 and 2005 include loans acquired from shareholders amounting to NOK 1,263 million, NOK 2,666 million, NOK 4,715 million, NOK 4,889 million and NOK 2,875 million, respectively.
Loans outstanding at year-end:

	Year ended December 31,
(NOK millions)	2009	2008	2007	2006	2005

Export-related Loans
of which Ships (1)	36,376	31,631	19,570	8,570	7,206
of which Capital goods (2)	28,347	19,931	10,757	8,458	5,527
of which Additional export-related and international activities (3)	16,652	28,809	26,017	24,882	16,904
Municipal and county loans	10,721	58,798	68,276	57,082	51,676
Loan to KLP Kreditt AS	30,058
Loans to employees (4)	48	60	69	67	72

Total (5)	122,202	139,229	124,689	99,059	81,385

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises eleven sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

	Year ended December 31,
(NOK millions)	2009	2008	2007	2006	2005

Aluminum, chemicals and minerals	8	13	213	273	401
Aviation and shipping (*)	40	106	89	436	25
Engineering and construction	1	30	26	28	53
Hydro electric power	—	—	166	172	175
Oil and gas	25	606	1,069	1,832	644
Pulp and paper	—	4,933	3,980	4,119	3,993
Real estate	5,237	5,569	5,136	4,414	4,035
Consumer goods	3,052	3,715	2,994	3,393	4,577
Banking and finance	8,260	8,875	8,325	6,003	2,861
IT and telecommunication	—	4,928	3,981	4,119	—
Other categories	29	34	38	93	140

Total	16,652	28,809	26,017	24,882	16,904

(*)	Aviation and shipping relates to financing of a Norwegian aircraft carrier and general corporate financing of shipping companies.

(4)	There were no material loan disbursements to employees in 2009.

(5)	Amounts for 2009, 2008, 2007, 2006 and 2005 include loans acquired from shareholders amounting to NOK 11,917 mill, NOK 12,638 million, NOK 12,603 million, NOK 11,924 million and NOK 11,723 million, respectively.
     Maturity of Loans
     The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2009, categorized by maturity dates.

	Up to and including	From 1 year up to and
(NOK millions)	1 year	including 5 years	Over 5 years	Total

Municipal and county loans (*)	17,213	18,815	4,751	40,779
Export-related loans	9,494	46,813	25,116	81,423

Total	26,707	65,628	29,869	122,202

(*)	Including loan to KLP Kreditt AS
     Interest Rate Type of Loans
     The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2009, categorized by type of interest rate.

(NOK millions)	Fixed interest rates	Adjustable interest rates	Total

Municipal and county loans (*)	6,790	33,989	40,779
Export-related loans	36,742	44,681	81,423

Total	43,532	78,670	122,202

(*)	Including loan to KLP Kreditt AS
     Currency of Loans
     The following table shows the composition of the Company’s loans by currency of the loans, based upon the contract terms, as of December 31, for each of the last three years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,
(NOK millions) (except percentages) (1)	2009		2008		2007

Norwegian kroner	85,700	70.1%	96,530	69.3%	90,297	72.4%
U.S. dollars	33,582	27.5%	33,794	24.3%	23,602	18.9%
Euro	1,778	1.5%	7,424	5.3%	9,829	7.9%
Other	1,142	0.9%	1,480	1.1%	961	0.8%

Total	122,202	100%	139,228	100%	124,689	100%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.
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

	Year ended December 31,
(NOK millions) (1)	2009	2008	2007	2006	2005

Norway (2)	90,460	106,640	106,295	86,774	69,203
Bermuda	7,746	4,633	2,537	1,018	225
USA	4,150	5,089	4,676	2,341	1,092
Cayman Islands	2,505	2,440	930	298	403
Qatar	2,019	1,232	520	0	0
Other (3)	15,322	16,520	9,025	8,496	10,862

Total	122,202	139,228	124,689	99,059	81,385

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

(2)	Of which loans related to Norwegian municipalities (including the loan to KLP Kreditt AS) amounted to NOK 40,779 million, NOK 58,797 million, NOK 68,276 million, 57,082 million and NOK 51,676 million in 2009, 2008, 2007, 2006 and 2005, respectively.

(3)	In 2009, “Other” does not include any individual country amounts greater than those disclosed by individual country for that year.
     Credit Support
     The following tables provide an overview of the types of credit support for our outstanding loans as of December 31, for each of the last five years:

Municipal lending:	As of December 31,
(NOK millions, except percentages) (1) (5)	2009		2008		2007		2006		2005

Loan to KLP Kreditt AS	30,058	73.7%	—	—	—	—	—	—	—	—
Loans to Norwegian banks	4,943	12.1%	4,943	8.4%	4,723	6.9%	2,034	3.6%	—	0.0%
Norwegian bank guarantees	3,689	9.1%	4,215	7.2%	2,463	3.6%	2,720	4.8%	—	0.0%
Loans to or guaranteed by Norwegian municipalities	2,089	5.1%	49,639	84.4%	61,090	89.5%	52,329	91.7%	51,676	100.0%

Total	40,779	100%	58,797	100%	68,276	100.0%	57,082	100%	51,676	100.0%

Export-related lending:	As of December 31,
(NOK millions, except percentages) (2) (5)	2009		2008		2007		2006		2005

Government guarantees (4)	26,365	32.4%	18,402	22.9%	9,755	17.3%	5,851	13.9%	6,052	20.4%
Pledges over cash deposits with banks	15,795	19.4%	10,405	12.9%	4,318	7.7%	1,222	2.9%	13	0.0%
Foreign bank guarantees (3)	15,622	19.2%	18,279	22.7%	13,512	24.0%	10,507	25.0%	8,301	27.9%
Norwegian bank guarantees	14,965	18.4%	23,506	29.2%	19,933	35.3%	18,190	43.3%	12,425	41.8%
Loans to Norwegian banks	8,260	10.2%	7,316	9.1%	7,220	12.8%	5,352	12.8%	2,840	9.6%
Loans to foreign banks	368	0.4%	2,462	3.1%	1,604	2.8%	784	1.9%	3	0.0%
Corporate guarantees	—	0.0%	2	0.0%	2	0.0%	3	0.0%	3	0.0%

Total	81,375	100%	80,372	100%	56,344	100.0%	41,910	100%	29,637	100%

(1)	Loan provided with security in the underlying lending portfolio transactions, in addition to KLP Kreditt AS being a Norwegian bank.

(2)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(3)	Includes direct loans to foreign banks from which we would accept a guarantee.

(4)	Consists of guarantees by the Guarantee Institute, other Norwegian agencies and foreign governments.

(5)	In addition, mortgage loans to employees accounted for NOK 48 million as of December 31, 2009, NOK 60 million as of December 31, 2008, NOK 69 million as of December 31, 2007, NOK 67 million as of December 31, 2006, and NOK 72 million as of December 31, 2005.
     The volume of foreign bank guarantees decreased from 2008 to 2009 mainly because foreign banks pulled out of the Norwegian market to focus on their own domestic markets. One single transaction of NOK 7.2 billion guaranteed by DnB NOR Bank ASA and secured by a pledge over a cash deposit also contributed to the decline in the relative share of guarantees from foreign banks. GIEK played a very important role in 2009 due to the fact that many commercial banks experienced low lending capacity due to the financial crisis. Therefore, GIEK’s share of the total guarantees increased during 2009.
     The total of export-related government guarantees supported 32.4% of total outstanding export-related loans as of December 31, 2009, of which 28.7% was covered by the Norwegian government and its agencies. No loans to a single customer guaranteed by the Norwegian Government or its agencies exceeded 2.9% of total export-related loans as of December 31, 2009. Guarantees issued by two Norwegian banks, DnB NOR Bank ASA and Nordea Bank Norge ASA, which together owned approximately 63.2% of the Company’s share capital as of December 31, 2009, supported 39% of total export-related loans. As of the same date, guarantees issued by one of those banks, DnB NOR Bank ASA, supported approximately 36% of total export-related loans. No loan to a single customer guaranteed by DnB NOR Bank ASA exceeded 8.7% of total loans. Guarantees issued by Nordea Bank Norge ASA, another shareholder, supported 2.9% of total export-related loans. No loan to a single customer guaranteed by Nordea Bank exceeded 2% of total loans. For further details, see Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.
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
     The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	Year ended December 31,
(NOK millions)	2009		2008	2007	2006	2005

Interest and principal installments more than 90 days past due (1)	416	(2)	12	4	1	8
Not matured principal on loan with payments more than 90 days past due (3)	58		39	16	18	25

Total	474		51	20	19	33

(1) Past due expected to be collected from guarantor (*)	5		1	4	—	3

(*)	All loans expected to be collected from a guarantor are loans where the borrower is a foreign counterparty. The amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. For further details, see note 28.4 to our audited financial statements in Item 18.

(2)	Of which NOK 408 million relates to Glitnir hf.

(3)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.
     With the adoption of IFRS, all loans, with the exception of government-supported loans, are measured at fair value. Loans measured at fair value are not subject to loan loss allowances as any impairment would be included in the fair value measurement. The fair value measurements of loans are described in notes 4 and 28.7 to our audited financial statements in Item 18. The Company reviews all non-performing loans for impairment on a quarterly basis. No loan loss provisions have been made to cover losses arising from circumstances existing at December 31, 2009.
     As discussed in Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”, all export related loans are supported by or extended against guarantees issued by, or claims on, certain specific types of entities or collateral. Loans to municipalities and counties are not guaranteed or otherwise credit enhanced due to the fact that Norwegian municipalities and counties cannot be declared bankrupt. For further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending — Credit Support, Credit Monitoring and Assessment of the Retained Municipal Portfolio”. Municipal loans to companies included in the Retained Municipal Portfolio are extended against guarantees from municipalities, the Norwegian central government, counties or banks.

     Guarantees from banks, which comprise the major type of credit support for loans by Eksportfinans, and recently, but still to a minor extent, loans in the Retained Municipal Portfolio, also cover the obligation of the borrower to pay default interest.
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
     In October 2008, Iceland introduced an emergency law to deal with its national banking crisis. Three of the major Icelandic banks were nationalized and placed under Icelandic government ownership, control and supervision. At that time, Eksportfinans discovered that Glitnir hf, which had acted as agent bank and guarantor, had failed to perform its duties as agent by not transferring to Eksportfinans prepayments of three loans that had been legally prepaid by the borrowers. The total amount not reimbursed to Eksportfinans by Glitnir hf was NOK 409 million (at exchange rates applicable at December 31, 2009). To protect its claim against the bank, Eksportfinans has pursued and continues to pursue various legal measures and strategies to reclaim the unlawfully withheld amount in Iceland. Eksportfinans also participates in a syndicated loan to Glitnir hf, with Eksportfinans’ exposure being NOK 83 million (at exchange rates applicable at December 31, 2009). As of December 31, 2009, the fair value of the amount not reimbursed had been increased from 5% as of December 31, 2008 to 24% as of December 31, 2009 of the principal amount of the loan, leading to an accumulated fair value reduction of NOK 374 million as per December 31, 2009 (at exchange rates applicable at December 31, 2009) with respect to both exposures. Save for these unauthorized actions by Glitnir hf acting as agent and the outstanding amounts under the Icelandic syndicated loan, the Company has incurred no loan losses to date.
     Foreign Outstandings
     The following table sets forth outstandings to obligors in foreign countries where aggregate outstandings to each country exceed 1.5% of the Company’s total assets at December 31, 2009. Additionally, it sets forth under “Other Countries” the aggregate outstandings for countries which each represent between 0.70% and 1.5% of the Company’s total assets. Outstandings consist of loans, securities and receivables. Guaranteed amounts are reflected as outstandings only in the country of the guarantor and not in the country of the borrower. These amounts are primarily outstanding against foreign banks.

	Year ended December 31,
	2009	2008	2007
(NOK millions)	Outstanding

United Kingdom	16,466	22,267	13,956
Denmark	10,999	14,848	5,266
USA	10,380	11,383	12,687
Italy	9,068	9,241	8,159
Finland	8,675	5,538	2,332
Spain	8,378	9,730	8,886
Holland	6,987	12,689	5,767
Germany	5,956	10,851	5,324
Australia	5,889	5,682	5,984
Ireland	4,668	4,598	4,336
France	3,668	8,081	4,458
Japan	2,293	4,194	—
Other Countries (1)	1,751	4,267	3,350

Total	95,178	123,369	80,505

(1)	Represents countries with respect to which the Company’s outstandings were between 0.70% and 1.5% of total assets. This includes Canada as of December 2009, Austria and Luxembourg as of December 31, 2008 and Canada and Sweden as of December 31, 2007.
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
     FINANCIAL INVESTMENTS
     Liquidity Portfolio
     We have a significant portfolio of securities in our PHA Portfolio and our Liquidity Reserve Portfolio, which together comprise the Liquidity Portfolio. We make these investments in order to have a second source of liquidity in addition to our funding programs as well as to increase Eksportfinans’ interest income and returns. The securities in the PHA Portfolio are mainly held to maturity and consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated asset-backed securities and some bonds issued by unrated Norwegian savings banks. The Liquidity Reserve Portfolio contains instruments with shorter weighted average maturities than those in the PHA Portfolio and does not contain asset-backed securities. For further information on the Liquidity Portfolio, see Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.
     Credit default swaps
     Eksportfinans has issued several credit linked notes. In order to hedge the exposure under the note, Eksportfinans enters into a swap with an acceptable swap counterparty. This swap contains an embedded credit default swap where Eksportfinans sells the protection which represents the risk assumed by the investor under the note.
     Eksportfinans does not enter into credit default swaps for income generating purposes as an alternative to investing in ordinary bonds, although it has done so in the past. The last of these swaps expired in 2008.
     FUNDING
     For further information on funding and related derivative activities, see Item 5.B. “Liquidity and Capital Resources”.
     RATINGS
     Eksportfinans is rated Aa1 with a negative outlook by Moody’s, AA by S&P, and AA by Fitch. For further details, see Item 3.D. “Risk Factors — Recent and further ratings downgrades of Eksportfinans may increase our funding costs and substantially reduce our earnings” and “— Eksportfinans’ own credit risk bring significant volatility into affect our results”.
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
     Under the Financial Institutions Act, a financial group and the financial institutions within that financial group must be licensed by the Norwegian Government. The articles of association of a financial institution must be approved by the Ministry of Finance and Customs. The Articles of Association of Eksportfinans, among other things, provide for the Company’s management through the Board of Directors’ supervision and control, the Council of Representatives and the Control Committee. For further details, see Item 6. “Directors, Senior Management and Employees”.
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
     C. ORGANIZATIONAL STRUCTURE
     Eksportfinans ASA has one subsidiary, of which it owns 100% of the equity: eFunding AS. Eksportfinans holds no shares in any other companies. eFunding AS is a Norwegian company that was formed to prepare for the possible commercialization of the eFunding platform (For further details, see Item 5. B. “Liquidity and Capital Resources — General”). However, no decision related to commercialization has been made to date and no activity is taking place in eFunding AS and therefore, Eksportfinans is in the process of dissolving eFunding AS. Eksportfinans previously owned Kommunekreditt Norge AS. On June 24, 2009, Eksportfinans completed the sale of Kommunekreditt Norge AS. For further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt”.
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
     A. OPERATING RESULTS
     General
     Results from the underlying export financing business and liquidity placements reached record levels in 2009. New lending in the export financing business continued to be strong in 2009 as well. The beginning of a return to normality in the international financial markets during the second half of 2009, however, led to international credit spreads declining from very high levels. This in turn led to a reversal of the net gains booked in 2008 in the fair value of Eksportfinans own debt, leading to a negative comprehensive income for 2009.
     Results of Operations
     The following table sets forth our results for the years ended December 31, 2009, 2008 and 2007.

	Year ended December 31,
(NOK millions)	2009	2008	2007

Total interest and related income	7,213	12,010	8,800
Total interest and related expenses	5,743	11,187	8,366

NET INTEREST INCOME	1,470	823	434

Commissions and income related to banking services	2	2	4
Commissions and expenses related to banking services	8	40	7
Net gains/(losses) on financial instruments at fair value	(3,793)	3,977	(673)
Other income	15	18	20

NET OTHER OPERATING INCOME	(3,784)	3,957	(656)

TOTAL OPERATING INCOME	(2,314)	4,780	(222)

Salaries and other administrative expenses	152	146	129
Depreciation	20	19	22
Other expenses	15	13	11

TOTAL OPERATING EXPENSES	187	178	162

PRE-TAX OPERATING PROFIT/(LOSS)	(2,501)	4,602	(384)

Taxes	(699)	1,288	(110)

PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	(1,802)	3,314	(274)

Profit/(loss) for the year from discontinued operations, net of taxes	1	41	125

Other comprehensive income	0	0	0

TOTAL COMPREHENSIVE INCOME	(1,801)	3,355	(149)

     The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. Interest rates and average total assets affect interest income and interest expense during the year.
     As of December 31, 2009, approximately 87% of the Company’s assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, all assets and liabilities are converted to floating-rate (primarily 3 month), mainly in Norwegian kroner, euro and U.S. dollars. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Average interest earning assets were higher than average interest bearing liabilities as of December 31, 2009, 2008 and 2007. Management believes the difference can be looked upon as equity-funded assets. As the equity of the Company is denominated in NOK, fluctuations in interest rates in NOK may affect the return on equity-funded assets.
     During 2009 the average short-term Norwegian kroner NIBOR interest rate decreased by approximately 3.8 percentage points from 2008. During 2008 the average short-term Norwegian kroner NIBOR interest rate increased by about 1.3 percentage points from 2007 and during 2007 by about 1.9 percentage points from 2006. The average short-term euro London Inter-Bank Offered Rate (LIBOR) decreased approximately 3.4 percentage points during 2009, it had increased about 0.4 percentage points during 2008 and about 1.2 percentage points during 2007. The average short-term U.S. dollar LIBOR interest rate decreased about 2.2 percentage points during 2009 and 2.4 percentage points during 2008 and increased about 0.1 percentage points during 2007.
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
     During 2009 the Norwegian kroner appreciated 15.7% against the euro and appreciated 17.5% against the U.S. dollar. During 2008 the Norwegian kroner depreciated 23.9% against the euro and depreciated 29.3% against the U.S. dollar. During 2007 the Norwegian kroner appreciated 3.4% against the euro and appreciated 13.5% against the U.S. dollar.
     As of December 31, 2009, the Company’s net foreign currency position amounted to NOK 4 million in U.S. dollars and NOK 7 million in euros. As of December 31, 2008, the Company’s net foreign currency position amounted to NOK 159 million in U.S. dollars and NOK 65 million in euros (NOK 16 million in U.S. dollars and NOK 12 million in euros in 2007). Net loss in foreign exchange in 2009 amounted to NOK 101 million, compared to a profit of NOK 37 million in 2008 and NOK 2 million in 2007, as a result of changes in foreign exchange rates.

     There was a decrease in both total interest income and total interest expenses from 2008 to 2009 and an increase from 2007 to 2008. The main reasons for the decrease in total interest income and total interest expenses during 2009 were the decrease in the average short-term euro LIBOR interest rate, the average short-term U.S. dollar LIBOR interest rate and the average Norwegian kroner short-term NIBOR interest rate. The main reasons for the increase in total interest income and total interest expenses during 2008 were the increase in the average short-term euro LIBOR interest rate and the average Norwegian kroner short-term NIBOR interest rate, and the increase in overall average assets due to increased export lending and an increase of liquidity placed in commercial paper and bonds.
     Total interest and related income in 2009 was NOK 7,213 million, compared to NOK 12,010 million in 2008, a decrease of NOK 4,797 million, or 39.9%. Total interest and related income in 2008 was NOK 12,010 million, compared to NOK 8,800 million in 2007, an increase of NOK 3,310 million, or 36.5%. Changes in total interest and related income are discussed in the following paragraphs.
     Interest and related income on loans and receivables decreased by NOK 2,743 million, or 34.2%, from 2008 to 2009. Interest and related income on loans and receivables increased by NOK 2,349 million, or 41.3%, from 2007 to 2008.
     Interest and related income on securities and other interest and related income decreased by NOK 2,054 million, or 52.2%, from 2007 to 2008. Interest and related income on securities and other interest and related income increased by NOK 800 million, or 26.0%, from 2007 to 2008.
     Total interest and related expenses in 2009 was NOK 5,743 million compared to NOK 11,187 million in 2008. Interest and commissions on the Company’s debt decreased by NOK 5,444 million (48.7%) from 2008 to 2009. Total interest and related expenses in 2008 was NOK 11,187 million compared to NOK 8,366 million in 2007. Interest and commissions on the Company’s debt increased by NOK 2,821 million (33.7%) from 2007 to 2008.
     The reasons for such changes are described in the paragraphs above. See also “- Average balance sheet and net interest income” and “- Changes in net interest income — volume and rate analysis.”
     The Company’s net interest income is composed of interest income on equity-funded assets and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2009 was NOK 1,470 million, a 78.6% increase from net interest income of NOK 823 million in 2008. The increase in net interest income was mainly due to higher margins on lending and placements in securities. Net interest income in 2008 was NOK 823 million, an 89.6% increase from net interest income of NOK 434 million in 2007. The increase in net interest income was mainly due to a higher volume and higher margins on lending and placements in securities, as well as higher interest rates in Norwegian kroner. The increase is also due to higher margins on basis swap spread during the year.
     In addition to net interest income, profit/(loss) for the year is affected by commissions earned and paid, gains/(losses) on financial instruments at fair value, other income and total operating expenses. Changes in these factors are discussed in the following paragraphs.
     Commissions earned and income related to banking services amounted to NOK 2 million in both 2009 and 2008 compared to NOK 4 million in 2007. These commissions consist of income on guarantees to our clients.
     Net gains/(losses) on financial instruments at fair value showed a total loss of NOK 3,793 million in 2009 compared to a gain of NOK 3,977 million in 2008 and a loss of NOK 673 million in 2007.
     Of the total loss of NOK 3,793 million in 2009, NOK 3,858 is unrealized loss on financial instruments. The beginning of a return to normality in the international financial markets during the second half of 2009 led to international credit spreads declining from very high levels. This resulted in the reversal of some of the unrealized gains on plain borrowings that we recorded in 2008. Changes in market credit spreads have a particularly large effect on the fair value of plain borrowings. Eksportfinans’ assets have less volatility in fair values due to comparatively limited credit risk given the large portion of guaranteed loans and the existence of the PHA Agreement. With respect to liabilities, changes in fair value of the structured borrowing are offset by changes in fair value of the derivatives entered into for economic hedging purposes. However, the decrease in credit spreads on plain borrowings, which are not hedged, has had a significant impact on the fair value of bond debt. As a result of this, while Eksportfinans booked unrealized gains of NOK 3,793 million for the year 2008, the corresponding figure for the year 2009 was an unrealized loss of NOK 3,858 million. For further details, see note 5 and 29.4 to our audited financial statements in Item 18.
     Other income amounted to NOK 15 million in 2009 compared to NOK 18 million in 2008 and NOK 20 million in 2007.
     Total operating expenses were NOK 187 million in 2009, compared with NOK 178 million in 2008 and NOK 162 million in 2007, with the increase in each year mainly due to inflation. The increase in 2008 was also due to increased use of consultancy services in connection with the consequences of the financial crisis.

     Pre-tax operating result was negative NOK 2,501 million in 2009, compared to a gain of NOK 4,602 million in 2008 and a loss of NOK 384 million in 2007. The loss in 2009 was mainly due to the net unrealized loss on financial instruments at fair value.
     The Company’s total taxes for 2009 was an income of NOK 699 million (which includes NOK 72 million in taxes payable and a change in deferred taxes of negative NOK 771 million), compared to an expense of NOK 1,288 million in 2008 and an income of NOK 110 million in 2007.
     Total comprehensive income for the year 2009 showed a loss of NOK 1,801 million, compared to a profit of NOK 3,355 million in 2008 and a loss of NOK 149 million in 2007. The comprehensive income for the year 2009 was mainly due to the net unrealized loss on financial instruments at fair value.
     Profit excluding unrealized gains and losses on financial instruments (see separate table), which is a non-GAAP/IFRS financial measure, amounted to NOK 1,041 million in 2009, up from NOK 216 million in 2008. This is mainly due to the increase in net interest income from 2008 to 2009. For the year 2008, the unrealized gains and losses related to the Glitnir hf exposure of NOK 508 million (at exchange rates applicable at December 31, 2008), are presented as an unrealized loss in the financial statement, together with other changes in fair value on financial instruments at fair value. In the non-GAAP/IFRS profit for 2008 presented below, these unrealized losses then reduced the calculated non-GAAP/IFRS profit for the period excluding unrealized gains/(losses) on financial instruments at fair value. For 2009, the expected recovery rate on the exposure to Glitnir hf has been increased, leading to an unrealized gain of NOK 91 million (at exchange rates applicable at December 31, 2009). These unrealized gains have then enhanced the calculated non-GAAP/IFRS profit for the period excluding unrealized gains/(losses) on financial instruments at fair value. The Company’s management considers profit excluding unrealized gains and losses on financial instruments to be an important measure because it provides better insight into the Company’s underlying business operations without the volatility caused by fair value fluctuations.
Reconciliation of total comprehensive income to the non-GAAP/IFRS profit for the period excluding unrealized gains/(losses)

	Year ended December 31,
(NOK millions)	2009	2008	2007

Total comprehensive income	(1,801)	3,355	(149)

Losses/(profit) for the year from discontinued operations, net of taxes	(1)	(41)
Net unrealized losses/(gains) on financial instruments at fair value (1)	3,858	(3,794)	(125)
Unrealized gains/(losses) related to Glitnir hf exposure	91	(508)	696
Tax-effect (2)	1,106	1,204	(195)

Profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	1,041	216	227

Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	24.2%	6.3%	8.8%

(1)	For further details, see note 5 to our audited financial statements in Item 18.

(2)	28% of the unrealized items above.
     On March 2, 2010, the Board proposed a dividend of NOK 700 million related to the fiscal year 2009, compared to no dividends for 2008 and 2007.
     Disbursements of new export-related loans from Eksportfinans amounted to NOK 28.1 billion in 2009, compared to NOK 25.3 billion in 2008 and NOK 22.7 billion in 2007. Eksportfinans’ total outstanding export-related loans increased to NOK 81.4 billion at December 31, 2009 from NOK 80.4 billion at December 31, 2008 and NOK 56.3 billion in 2007. The main reason for the slight increase in total outstanding loans despite large disbursements in 2009 was substantial planned repayments of loans during the year and a weaker local currency (Norwegian kroner). Several factors contributed to the continuing high level of export lending in 2009. Eksportfinans remained an attractive choice by providing favorable financing offers on competitive market terms, which is reflected in the increase in the loan disbursements. The demand for Eksportfinans’ government supported export credit was particularly high in 2009. In addition, the overall market situation for Eksportfinans’ main customer groups was still good despite the fact the order back log for the export industry was falling. Less competition and lending capacity by commercial banks also contributed to the high level of new loan disbursements.
     On June 24, 2009, Kommunekreditt Norge AS was sold to KLP. At the same time, NOK 11 billion of loans from Kommunekreditt to Norwegian municipalities were sold to Eksportfinans ASA at market value. Eksportfinans ASA expects to hold this portfolio of municipal loans to maturity. As part of the sale, Eksportfinans has also provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion, secured by Kommunekreditt’s loans that were outstanding as of Closing. This loan is contractually set to be repaid in eight equal, quarterly amounts, with the last installment in September of 2011. Eksportfinans’ total involvement in local government lending totaled NOK 40.8 billion at year-end 2009, compared to NOK 58.9 billion at December 31, 2008.

     Average balance sheet and net interest income

	2009			2008			2007
	Average			Average			Average
	balance	Interest	Average	Balance	Interest	Average	Balance	Interest	Average
	(NOK	(NOK	rate	(NOK	(NOK	rate	(NOK	(NOK	rate
(unaudited)	millions)	millions)%		millions)	millions)%		millions)	millions)%

Cash, bank deposit, repo with credit institution	8,480	104	1.23%	10,188	312	3.07%	2,256	110	4,90%
Municipal and county loans	48,468	1,389	2.87%	64,233	3,878	6.04%	62,646	2,822	4,51%
Export-related loans	81,223	3,795	4.67%	65,912	3,840	5.83%	47,925	2,749	5,74%
Debt securities	88,857	1,852	2.08%	79,449	3,877	4.88%	66,177	3,077	4,65%
Cash collateral	9,175	27	0.29%	5,027	81	1.60%	724	34	4,63%
Other related income		46			22			8

Total interest earnings assets	236,203	7,213	3.03%	224,809	12,010	5.33%	179,728	8,800	4,89%

Commercial paper	32,367	405	1.25%	34,804	1,295	3.72%	11,859	596	5.02%
Bond debt net of reacquired debt	193,965	5,237	2.70%	181,507	9,737	5.36%	163,039	7,585	4.65%
Subordinated debt and capital contribution securities	1,899	35	1.86%	1,780	86	4.80%	1,888	111	5.90%
Other debt	3,301	23	0.70%	3,209	42	1.29%	957	51	5.37%
Other related expenses		43			27	0.00%		23

Total interest bearing liabilities	231,532	5,743	2.46%	221,300	11,187	5.04%	177,743	8,366	4.69%

Net interest earnings (*)		1,470			823			434
Net yield on interest-earning assets (**)			0.57%			0.29%			0.20%

(*)	Difference between total interest earned and total interest expense.

(**)	Net interest earnings divided by total interest-earning assets.
     Apart from the Glitnir hf exposure, there are no non-accruing loans. For further details, see note 28.4 to our audited financial statements in Item 18.
     The average balances shown in the table are daily averages.
      Changes in net interest income — volume and rate analysis
     The following table breaks down changes in net interest income between changes in volume and changes in interest rates for the periods 2009, 2008 and 2007. Volume and rate variances have been calculated based on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	2009/2008 Change due to			2008/2007 Change due to
(NOK millions)	increase/(decrease) in:			increase/(decrease) in:
	Total			Total
	change	Volume	Rate	change	Volume	Rate

Interest receivable
Cash, bank deposits and reverse repos with credit institutions	(208)	(52)	(156)	202	388	(186)
Municipal and county loans	(2,489)	(952)	(1,537)	1,056	72	984
Export-related loans	(45)	892	(937)	1,091	1,031	60
Debt securities	(2,025)	459	(2,484)	800	617	183
Cash collateral	(54)	67	(121)	47	199	(152)
Other related income	24	24	—	14	14	—

Total interest receivable (1)	(4,826)	607	-5,433	3,194	2,205	989

Interest payable
Commercial paper	(890)	(90)	(800)	699	1,152	-453
Bond debt net of reacquired debt	(4,500)	668	(5,168)	2,152	859	1,293
Subordinated debt and capital contribution securities	(51)	6	(57)	(25)	(6)	(19)
Other debt	(19)	2	(21)	(9)	121	(130)
Other related expenses	16	16	—	4	4	—

Total interest payable (1)	(5,473)	501	-5,974	2,805	2,033	772

Movement in net interest income
(Decrease)/increase in interest receivable	(4,826)	607	(5,433)	3,194	2,205	989
Decrease/(increase) in interest payable	5,473	(501)	5,947	(2,805)	(2,033)	(772)

Total change in net interest income	647	106	541	389	172	217

(1)	The volume and rate variances on total interest receivable and total interest payable are calculated on the total amounts, which does not add up to the total of each group of balance sheet item. This is due to the different rate of growth in volume on individual balance sheet item and the total volume.

     The Company had loan commitments at December 31 totaling approximately NOK 27 billion in 2009, NOK 43 billion in 2008 and NOK 37 billion in 2007. Commitments for government-supported loans represented approximately 40% and 58% of total commitments outstanding as of December 31, 2009 and 2008, respectively, while commercial loans represented 42% and 60% as of the same dates. Loan commitments at December 31, 2009 were lower than the preceding two years due to among other factors lower activity in certain Norwegian export industry sectors and less demand following several years in which banks’ lending capacities were constrained as a result of the crisis in the capital markets. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Loan Commitments”.
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
     Total loan disbursements were NOK 73,371 million in 2009 (including the loan to Kommunekreditt, now KLP Kreditt AS and the Retained Municipal Portfolio) compared with NOK 33,343 million in 2008 and NOK 39,183 million in 2007. Loan disbursements for export transactions amounted to NOK 28.110 million in 2009 compared with NOK 25,296 million in 2008 and 22,785 million in 2007. In 2009, Eksportfinans sold Kommunekreditt, lending it NOK 34.4 billion, an amount equivalent to Eksportfinans’ outstanding funding of the activities of Kommunekreditt at Closing; loan disbursements for municipal and county transactions were NOK 8,047 million in 2008 compared to NOK 16,398 million in 2007. Loan disbursements for export transactions in 2009, 2008 and 2007 also included loans acquired from shareholders amounting to NOK 1,263 million and NOK 2,666 million and NOK 4,715 million, respectively. These loans were principally U.S. dollar-denominated loans to the shipping and offshore oil and gas sectors. Loan disbursements for loans acquired from shareholders fluctuate from year to year depending on the volume of eligible loans and the banks funding requirements.
     Export-related loans accounted for NOK 81.3 billion, or 67% of total loans outstanding at December 31, 2009, as compared with NOK 80.3 billion, or 58% of total loans outstanding in 2008, and NOK 56.4 billion, or 45% of total loans outstanding in 2007. Municipal and county transaction loans accounted for NOK 40,8 billion, or 33% of total loans outstanding at December 31, 2009, as compared with NOK 58.8 billion, or 42% of total loans outstanding at December 31, 2008, and NOK 68.3 billion, or 55% of total loans outstanding at December 31, 2007.
      Export transactions
     The demand for loans from Eksportfinans is primarily driven by general macro-economic factors and the competitiveness of the loans offered. Key macro-economic factors include the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflects our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administer on behalf of the Norwegian Government. Eksportfinans experienced a continued high level of demand for new loans in 2009. As a result of the new borrowing scheme with the Norwegian Government and the fact that the financial markets in general are open to the Company, we also offer new loans on purely commercial terms. As of the end of 2009, the demand for contract financing is still high, but fewer contracts are being concluded compared to 2008 due to, among other factors, the effects of the international economic crisis.
     In 2009, 51% of the total export-related loans disbursed were government-supported loans (56% in 2008 and 51% in 2007), while 49% were commercial loans (44% in 2008 and 49% in 2007. As a consequence of falling interest rates during 2009, more borrowers chose to draw the loan on commercial terms with floating interest rate.
     In 2009, of the total loan disbursements of export transactions, ship financing represented 46% of the disbursements (63% in 2008 and 54% in 2007), capital goods represented 54% in 2009 (28.% in 2008 and 2007), No new loans were given to international and export-related activities during 2009, compared to 36% in 2008, 46% in 2007 and 60% in 2006. For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loan — Composition of Loans”. Again, this was due to the high activity level within the shipping and oil and gas sector, in combination with comparatively attractive officially supported CIRR interest rates.
     As of December 31, 2009, loans for ship financing represented 45% of total export transaction loans outstanding (39% as of December 31, 2008 and 35% as of December 31, 2007). Loans for capital goods as of December 31, 2009 comprised 35% of total export transaction loans outstanding (25% as of December 31, 2008 and 19% as of December 31, 2007). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 20% of total outstanding export transaction loans (36% as of December 31, 2008 and 46% as of December 31, 2007). For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loans — Composition of Loans”.

     Municipal and County Transactions
     For further details of the sale of Kommunekreditt, see Item 4.B. “Business Overview — Loans — Municipal Lending — Sale of Kommunekreditt”. At December, 2009, the retained Municipal Portfolio amounted to NOK 10.7 billion.
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
     Fair value of financial instruments
     The Company has elected the fair value option for most financial assets and liabilities. The Company generally goes through the following process to establish fair value for each financial instrument:
•	First, the Company seeks to identify current quoted prices in active markets.

•	If there are no current quoted prices, the Company seeks to identify recent transactions for the same instrument.

•	If there are no quoted prices for the same instrument, the Company seeks to identify quoted prices for another instrument judged to be substantially the same.

•	If there are no recently quoted prices for the financial instrument or similar instruments, the Company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.

•	In certain instances, it is necessary for the Company to use unobservable inputs into the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.
     The fair value of the majority of the Company’s financial instruments is calculated using a valuation technique. This is partly because the loans disbursed are not traded in active markets, but also because the trading volume of those securities that are traded in secondary markets has decreased significantly.
     The methodology used for estimating the fair value using a valuation model is to calculate the expected cash flows under the terms of each specific contract, and then discount these back to present values. The expected cash flows for each contract are either determined directly by reference to actual cash flows implicit in observable market prices, or through modeling cash flows by using appropriate financial market pricing models. The valuation technique makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. These techniques use observable market prices and rates as inputs, including interest rate yield curves for substantially the full term of the asset or liability, equity and commodity prices, option volatilities and currency rates. In some instances, the input to the valuation technique is determined using a regression analysis utilizing observable market data. In certain cases, the valuation techniques incorporate unobservable inputs. The fair value measurement generally incorporates appropriate credit spreads obtained from the market.
     For export lending, credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Guarantee Institute. As discussed under Item 3.D. “Key Information —Risk Factors”, Eksportfinans relies on credit ratings. As ratings are longer term through the cycle assessments they by definition cannot assess day to day credit risk in an adequate manner. Consequently, the Company relies on other market signals in day to day business. The Company believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread, including monitoring of credit ratings of guarantors and analysis of the development of initial margins over time. The spreads applied to fair value measurement of export loans are unobservable in the market. The method used by the Company has produced variations in credit spreads of less than 18 basis points per month 95% of the time over the past two years. A credit spread widening of 18 basis points would give an unrealized loss of about NOK 290 million (NOK 299 million as of December 31, 2008). The estimated profit/loss over one year is less than NOK 320 million (NOK 279 million as of December 31, 2008) with a 95% probability. The guarantees received are embedded in the loan agreements, and not separately transferable.
     Plain borrowings are priced based on credit spreads obtained in the market. Our structured borrowings are priced based on our prices from new issues. With a probability of 95%, the credit spreads for the combined borrowing portfolio have been varied less than 31 basis points over the past two years, resulting in a gain/loss of NOK 1,885 million (NOK 2,100 as of December 31, 2008). A one basis point increase in credit spreads will give an estimated gain of NOK 80 million (NOK 128 million as of December 31, 2008, due to a significantly larger portfolio and a somewhat longer time to maturity). Based on two years of credit spread history, the estimated profit/loss over one year is approximately NOK 2,300 million with a 95% probability.
     Fair value of commercial paper debt (CP) is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves. Interest rate curves are obtained from market sources and credit spreads are based on initial margin relative to LIBOR at the time of borrowing. As the maturity of the CP is so short that the credit spread sensitivity per basis point is only 0.001% of the portfolio, no credit spread corrections are performed. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of CP by approximately NOK 2 million as of December 31, 2009, down from NOK 13 million as of December 31, 2008.
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
     B. LIQUIDITY AND CAPITAL RESOURCES
     General
     The Company finances its operations through equity capital and through borrowings in the Norwegian and the international money and capital markets. 2009 continued to present a challenging environment in the international capital markets due to the impact of the global financial crisis. However, the Company successfully issued three benchmark transactions, one USD and two CHF transactions. Long dated funding remained relatively expensive in a historical context in the second half of 2009, but spreads tightened across the market as a whole. Eksportfinans continued to successfully fund itself in the medium-term notes markets in Asia, Europe and the USA. Eksportfinans also has the Funding Agreement with the Kingdom of Norway whereby Eksportfinans can draw down funding with maturity of up to 5 years through 2010. This provides the Company with security whereby, should it be difficult for reasons of cost or lack of demand to raise long dated funding in the international capital markets, the Company can draw down on the government facility for an amount equivalent to qualifying export lending. Qualifying export loans are those loans which qualify under the OECD Consensus rules for government supported lending.
     New funding in 2009 amounted to NOK 69.3 billion through 1,023 individual trades, compared with NOK 93.7 billion and 836 trades in 2008 and NOK 80.7 billion and 889 trades in 2007.
     The Company considers that its working capital is sufficient for its present requirements.
     Commercial paper borrowings
     Commercial paper borrowings in 2009 were primarily made through the Company’s U.S. and euro commercial paper programs and by issuing Norwegian krone-denominated certificates in Norway. As of December 31, 2009, the Company’s commercial paper programs allowed for maximum borrowings of approximately USD 12 billion (approximately NOK 69 billion), and the combined average amount outstanding under those programs for the year was USD 5 billion (NOK 29 billion). Commercial paper borrowings (related to short-term commercial paper programs) outstanding as of December 31, 2009, 2008 and 2007 were NOK 19 billion, NOK 42 billion and NOK 32 billion, respectively.
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
     There were 32 licensed eFunding dealers at the end of 2009, including all leading arranger banks in the Euro Medium Term Note (EMTN) market. There have been more than 48,000 price quotes since launch, of which around half were enquiries outside Eksportfinans’ working hours. The percentage of all pricing activities under Eksportfinans’ EMTN program conducted online via the eFunding platform was around 80% of the total number of price quotes/mandates issued in 2009, slightly lower than 2008.
     Senior funding
     In 2009, the Company raised the equivalent of NOK 69.3 billion in bonds (including structured and non-structured notes) in various currencies, compared to NOK 93.7 billion in 2008. The Company made these bond borrowings through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depends, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions The Company’s total bond debt at December 31, 2009, 2008 and 2007 was NOK 178,526 million, NOK 225,431 million, and NOK 175,530 million, respectively.
     Eksportfinans’ EMTN program facilitates borrowings in a variety of currencies and with different repayment structures, with any maturity as may be agreed between the Company and the relevant purchaser, and as indicated in the applicable final terms. The current size of the EMTN program is USD 40 billion program at December 31, 2009, USD 22,632 million was outstanding under this program, compared to USD 26,793 million at December 31, 2008 and USD 23,037 million at December 31, 2007.
     A U.S. medium-term note program was established in June 2004, under which USD 10,286 million was outstanding as of December 31, 2009, compared to USD 9,436 million at December 31, 2008 and USD 11,456 million at December 31, 2007.
     In the Australian market, the Company has an AUD 2,000 million medium-term note program. As of December 31, 2009, no notes were outstanding under this program.
     The Company is registered as a borrower in the domestic Japanese market through a securities registration statement providing for a primary and secondary shelf. As of December 31, 2009, JPY 34,350 million out of JPY 500 billion was drawn under the secondary shelf.
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
     Funding Agreement with the Norwegian State
     In order to help ensure that the Norwegian export industry has access to long-term financing of their projects in a turbulent market situation, Eksportfinans entered into an agreement with the Norwegian Government on November 26, 2008 whereby the Norwegian Government will provide funding to Eksportfinans through 2010 for financing of new export projects that qualify under the OECD Consensus Agreement for export financing. The funding from the Norwegian Government will have a maturity of up to 5 years. To date, no amounts have been drawn under the agreement and NOK 20 billion remains currently available for drawing. For further details, see Item 7.B. “Related Party Transactions — Funding Agreement with the Norwegian State”. No amounts have been drawn under this agreement.

     Committed Credit Line (Repo) Facilities
     Eksportfinans has entered into two Committed Credit Line (Repo) Agreements. One is with a syndicate of major owner banks consisting of Danske Bank A/S, DnBNOR Bank ASA and Nordea Bank A/S with a maximum facility amount of USD 4 billion backing the ordinary course of business. For further details, see Item 7.B. “Related Party Transactions — Committed Credit Line (Repo) Facilities”. The other agreement is with Citibank with a maximum facility amount of USD 1 billion — backing the US Commercial Paper program. Both agreements are annually renewable by mutual agreement. Eksportfinans has no access to the Repo Facility Agreement made available by the Central Bank in Norway to Norwegian banks. No amounts have been drawn under these agreements.
     Liquidity Portfolio
     We have a significant portfolio of securities, consisting of the Liquidity Reserve Portfolio and the PHA Portfolio, each as further described below. Together, these securities are also referred to as the “Liquidity Portfolio”. We make these investments in order to have a second source of liquidity in addition to our funding programs as well as to increase Eksportfinans’ interest income and returns. The securities consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated asset-backed securities and some bonds issued by unrated Danish and Norwegian savings banks.
     Liquidity Reserve Portfolio. The Liquidity Reserve Portfolio was established in the first half of 2008 after the entry into the Portfolio Hedge Agreement and had a market value of approximately NOK 23,9 billion as of December 31,2009 (NOK 33,7 billion as of December 31, 2008). The portfolio consists of senior bonds issued by banks with short maturities and an average rating of AA. The primary purpose of the Liquidity Reserve Portfolio is to provide a liquidity buffer in scenarios where funding cannot be secured according to plan. It can also be used as a buffer for fluctuations in the cash flow profile, due to either unexpected prepayment on the asset side or liabilities maturing early due to structured funding calls/triggers being activated. The Company invests in money market instruments, such as commercial paper, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds and asset-backed securities. The issuers of securities or deposit-taking institutions accepted by Eksportfinans for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”.
     PHA Portfolio. The underlying securities of the PHA Portfolio had a market value of approximately NOK 52.2 billion as of December 31, 2009 (approximately NOK 74.4 billion as of December 31, 2008) and consists of approximately 57% senior bonds from banks, agencies and treasuries with an average rating of A+. The remaining 43% of the portfolio consists of asset backed securities (ABS) with an average rating of AA+, the second highest rating. ABS’s are securities that are based on pools of assets such as mortgage loans or student loans, or collateralized cash flows from a specified pool of underlying assets. The issuer is usually a special purpose vehicle that has purchased the underlying assets from an originator of the assets. In most cases, the ABS transactions are divided into tranches of varying seniority. The Company may engage in repurchase and reverse repurchase transactions as well as buy and sell/sell and buy back transactions (“Repo Transactions”) in respect of securities in the portfolio. Eksportfinans may sell securities but is obliged to pay a pro rata amount to each guarantor that equals face value of each sold security. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.
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

Market value of securities		As of December 31,
(NOK millions)		2009	2008	2007

Liquidity Reserve Portfolio	Trading portfolio	23,928	33,032	—
	Other securities at fair value through profit and loss	—	702	—

PHA Portfolio	Trading portfolio	22,202	30,482	29,380
	Other securities at fair value through profit and loss	29,959	43,922	50,753

Total		76,089	108,138	80,133

     The securities in the Liquidity Portfolio are measured at fair value. Fair value is established as described in note 4 to our audited financial statements in Item 18. Credit spread sensitivity is described in note 29.3 to our audited financial statements in Item 18.
     The following table sets forth with respect to the Liquidity Portfolio the maturities of the note debt (including subordinated debt and Capital Contribution Securities, and after deducting the carrying amount of debt securities repurchased by Eksportfinans), loans and long-term investments as of December 31, 2009, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2009, plus the difference between the amounts of maturing loans/investments and the amounts of maturing bond debt) based on bond debt/long-term investments and loans outstanding at such date. The amounts are based on estimated maturities.

			Long-Term
			Investments
	Long-Term	Loan Receivables	Maturing (PHA
Year	Debt Maturing (4)	Maturing	Portfolio) (5)	Cumulative Liquidity
	(NOK millions)
Short-term liquidity at December 31, 2009 (1)				22,231
2010	54,877	26,526	10,420	4,300
2011	33,044	27,486	10,913	9,654
2012	11,615	17,038	15,300	30,376
2013 (2)	20,055	10,424	7,044	27,789
2014	17,120	10,734	3,049	24,453
2015 (3)	2,757	6,758	979	29,433
2016	10,588	5,189	1,132	25,165
2017	8,051	4,679	1,441	23,234
2018	3,192	4,570	616	25,229
2019	3,201	2,979	1,120	26,127
Thereafter	28,491	5,361	2,416	5,413

Total	192,991	121,744	54,430

(1)	Short-term liquidity is comprised of the sum of our Liquidity Reserve Portfolio, deposits, commercial paper funding, cash collateral, derivatives and mark-to-market adjustments.

(2)	Includes the GBP 50 million Capital Contribution Securities, which are redeemable from February 19, 2013.

(3)	Includes the JPY 15 billion subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations.

(4)	Net of our repurchases of own debt securities. The column includes single- and multi-callable issues. These issues have been categorized by expected maturity.

(5)	Represents principal outstanding amount and accrued interest of investments in the PHA Portfolio
     We anticipate that a portion of our cumulative liquidity will in the future be invested in new long-term assets and also that we will undertake further financing.
     Capital Adequacy
     Capital adequacy is calculated in accordance with regulations promulgated by the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview — Supervision and Regulation”. Under these regulations, the capital adequacy requirement is 8%. As of December 31, 2009, Eksportfinans’ capital adequacy ratio was 13.3%, compared with 11.6% on December 31, 2008 and 9.6% on December 31, 2007. The core capital adequacy ratio was 9.7% at December 31, 2009, compared to 8.1% at December 31, 2008 and 6.3% at December 31, 2007.
     In 2008, the Company and its owners initiated and carried out several measures as a response to the turmoil in the capital markets. On March 13, the General Assembly voted to increase the share capital by NOK 1.2 billion through the issuance of new share capital from its owners. In March, Eksportfinans’ entered into an agreement (the Portfolio Hedge Agreement) with the majority of its shareholders whereby they undertook to hedge against further market value decline after February 29, 2008. For further details regarding the agreement, see note 13 to our audited consolidated financial statements in Item 18. On November 26, 2008 Eksportfinans entered into an agreement with the Norwegian Government. The agreement establishes that the Government will provide funding to Eksportfinans throughout 2010 for financing of new export projects that qualify under the OECD Consensus Agreement for export financing (the CIRR scheme).
     Dividends are determined with the aim of ensuring an adequate level of growth and profitability for Eksportfinans as well as a satisfactory return for its shareholders. There were no proposed or declared dividends for 2008. On March 2, 2010, the Board proposed a dividend of NOK 700 million related to the fiscal year 2009. The dividend is expected to be formally approved by the

General Assembly and the Council of Representatives on April 8, 2010. Although still a part of equity in the balance sheet as of December 31, 2009, the dividend is included as a deduction from the core capital in the calculations below, in accordance with Norwegian capital adequacy regulations.
     During the past year, Eksportfinans has complied with all its externally imposed capital requirements.
     The tables below give details of the Company’s risk capital, risk-weighted balance sheet and off-balance sheet items at December 31, 2009, 2008 and 2007:
     Risk capital

	Year ended December 31,
(NOK millions and as percentage of risk-weighted assets and
off-balance sheet)	2009		2008		2007

Share capital	2,771		2,771		1,594
Share premium reserve	177		177		162
Reserve for unrealized gains	403
Other equity	2,057		4,260		906

Total equity	5,408		7,208		2,662

Declared dividends	700
Capital contribution securities	466		506		381
Deductions	1,358		3,900		523
Additions	4		12		20

Total core capital:	3,819	9.7%	3,826	8.1%	2,540	6.3%

Subordinated debt	1,372		1,628		1,129
Capital contribution securities not included in core capital	—		—		160
Deductions	—		—		—
Additions	46		46		46

Additional capital:	1,418	3.6%	1,674	3.5%	1,335	3.3%

Total risk capital	5,237	13.3%	5,500	11.6%	3,875	9.6%

     Risk-weighted balance sheet and off-balance sheet items

	Year ended December 31,
(NOK millions)	2009		2008		2007
	Book	Weighted	Book	Weighted	Book	Weighted
	value	value	value	value	value	value

Loans to and receivables due from credit institutions	64,126	12,825	36,188	7,238	27,334	5,467
Loans to and receivables due from customers	66,677	8,152	112,751	18,600	98,777	17,583
Securities	76,090	11,581	108,137	15,617	80,133	14,119
of which held for trading	46,131	5,752	63,514	6,835	29,380	5,705
Financial derivatives	14,344	2,599	27,294	2,092	9,744	2,085
Other assets	4,018	807	12,531	2,562	2,732	667

Total assets on balance	225,254	35,964	296,901	46,109	218,720	39,921

Off-balance sheet items		465		690		606
Operational risk		2,689		447		—
Foreign currency exchange risk		162		79		40

Total risk-weighted assets		39,280		47,325		40,567

     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     Eksportfinans has developed a platform called “eFunding” for a straight-through process of funding transactions with the goal to automate the process and reduce administrative resources and operational risks. See “Item 5.B. — Liquidity and Capital Resources — Bond borrowings”.
     D. TREND INFORMATION
     Lending
     From 2006 through mid-2009, there has been an increase in the total number and volume of loan applications received by the Company. This increase has been due, among other causes, to the high price of oil, which has led to an increase in the demand for offshore supply vessels and equipment for the oil and gas sector, favorable terms for the government supported financing scheme and the current need for liquidity in the loan market. However, the lending forecast has become more uncertain due to the negative effects following the crisis in the international financial markets, which negatively affects both the real economy and the financial markets.
          However, the volume of new applications shows a decreasing trend in 2010 as a result of the international economic crisis and a downturn in the business cycle. More applications have come from Norway’s maritime industries, including the oil and gas sector since early 2008, and especially also for the financing of ships built at Norwegian yards given the Norwegian Government supported CIRR interest rate available for financing of ships. However, we have reached a point of saturation and, especially for the Norwegian shipyards, the order back log is dramatically decreasing. Continuing low oil prices are also expected to reduce new building of ships for the offshore oil and gas sector. In turn, this will reduce demand for financing from Eksportfinans. Projects financed by Eksportfinans are located in more than 50 countries. Except for ship financing, most projects are located outside the OECD area. Eksportfinans’ overall experience is that increases or decreases in loan applications are of a cyclical nature and depend on factors such as interest rate development of important currencies like USD and NOK, the Norwegian economy, the world economy and other factors of importance to international trade.
          The Company has stopped new lending to the municipal sector following the sale of Kommunekreditt in June 2009.
     Funding
          In spite of Eksportfinans’ continued focus on flexibility and visibility as a frequent issuer in the structured EMTN and US medium-term note markets, the Company has seen an increase in cost of funding for the year. This is, in part, due to a general trend in the market during the first half of 2009 where issuers had to pay increased levels for funding, both in the public and private placement markets, and in part due to the change in Eksportfinans’ ratings from the three major ratings agencies.
          The second half of 2009 saw a relative improvement in funding costs, but it is uncertain what will happen going forward. There could be further volatility and uncertainty surrounding various types of funding sources. This underlines the importance of a consistent and flexible strategy, which emphasizes visibility, diversification and responsiveness to investors’ needs.
          Eksportfinans continues to be an active global issuer with an emphasis on Japan and the United States. Private placement flows continue to reflect the relatively strong market demand for equity linked products seen in 2009, as well as an improving outlook in certain key markets for FX and rates products going forward. Public markets also demonstrated a relative return to normalcy despite the very difficult market conditions earlier in 2009, however, there continues to be uncertainty going forward.
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
     F. CONTRACTUAL OBLIGATIONS AND CONTINGENT COMMITMENTS
     The table below gives details of the contractual long-term obligations and commercial commitments of the Company as of December 31, 2009.

(NOK millions)	Payments due by period
			From 1 year	From 3 years
		Up to and	up to and	up to and
		including	including	including	After
Contractual obligations	Total	1 year	3 years	5 years	5 years

Bond debt	206,263	114,612	37,543	30,372	23,736
Other liabilities (1)	5,495	5,016	57	53	368

Total	211,757	119,629	37,600	30,425	24,104

(NOK millions)	Amount of commitment expiration per period
			From 1 year	From 3 years
		Up to and	up to and	up to and
		including	including	including	After
Other commercial commitments	Total	1 year	3 years	5 years	5 years

Commercial loan commitments (2)	7,979	4,943	3,036	—	—
Financial guarantees	2,065	87	304	1,667	7

Total	10,044	5,030	3,340	1,667	7

(1)	Payments due after one year represent deferred taxes.

(2)	Based on signed loan agreements.
     Information on the nature of the Company’s operating lease commitments is provided in note 6 to our audited financial statements in Item 18.
     Our commercial commitments are explained in note 30.3 to our audited financial statements in Item 18.
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     A. DIRECTORS AND SENIOR MANAGEMENT
     The directors and the principal executive officers of Eksportfinans as of December 31, 2009 were:

Name	Title
Geir Bergvoll	Chairman of the Board and Director
Carl Erik Steen	Vice Chairman of the Board and Director
Tone Lunde Bakker	Director
Live Haukvik Aker	Director
Tor Østbø	Director elected by the employees
Bodil Hollingsæter	Director
Marianne Heien Blystad	Director
Tor Bergstrøm	Director
Mikael Mogensen	Alternate Director elected by the employees
Gisele Marchand	President and Chief Executive Officer

Christian Grøm	Executive Vice President, Risk Management
Jens Olav Feiring	Executive Vice President & General Counsel
Geir Ove Olsen	Executive Vice President, Financial Control
Elise Lindbæk	Executive Vice President, Head of Staff
Olav Einar Rygg	Executive Vice President, Lending
Oliver Siem	Executive Vice President, Capital Markets
     On October 15, 2009 Tone Lunde Bakker succeeded Thomas Borgen as a member of the Board of Directors of Eksportfinans.
     Eksportfinans plans to change its Articles of Association in 2010 so that the term of all members of the Board of Directors has to expires at the same time. Presently, the term of all members of the Board of Directors expires in 2011.
     Mr. Geir Bergvoll is head of the M&A Division of DnB NOR Bank and has 25 years of diversified management experience in the Norwegian banking sector.
     Mr. Tone Lunde Bakker is Regional Director (Østlandet) at Fokus Bank and is also a member of the Danske Bank CIB (Corporate and Institutional Banking) leadeergroup. She holds directorships with Krogsveen AS, Oslo.
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

     Mr. Mikael Mogensen was elected by the employees to become an alternate member of the Board of Directors in 2009 and his term expires in 2011. He joined Eksportfinans in June 2007 as Senior Vice President and is Head of Investments and Liquidity Management.
     Mr. Tor Bergstrøm became a member of the Board in 2007. Mr. Bergstrøm is Executive Vice President of Anders Wilhelmsen & CO AS and has broad experience in industrial as well as finance enterprises. He is a member of the Board of Directors in A Wilhelmsen Offshore AS, A/S Møllegaarden, A/S Karibien, Chairman of the Board of AS Investa and Petrotrym AS and Beddingen 8 AS.
     Ms. Marianne Heien Blystad is an Attorney at Law of Ro Sommernes Advokatfirmaet DA. Ms Heien Blystad has apart from the legal profession experience in shipping. She holds directorships with Aker Philadelphia Shipyards ASA, Orkla AS and Songa Shipping.
     Mrs. Gisele Marchand joined the Company January 1, 2008 as President and CEO. Mrs Marchand comes from the position of CEO of the Government Pension Fund (2003—07). Prior to being CEO of the State Pension Fund she was President and CEO of the Batesgroup A/S (2000—02). She has held several top positions with Den norske Bank, among others as Group Head of Retail and Corporate Division and Corporate Division for Small and Medium sized Businesses (1990—2000). Mrs. Marchand is member of the Board of Directors at Norske Skog ASA (where she is also chairperson of the Audit Committee), Oslo Børs Holding ASA (Deputy Chairperson), Scandinavian Property Development ASA (Deputy Chairperson) and Giek Kredittforsikring AS.
     Mr. Jens O. Feiring joined Eksportfinans in 1974 as Legal Advisor. Since 1981, he has served as an Executive Vice President, Legal Section. Effective April 1, 2002, he was appointed Deputy Chief Executive Officer and served in that capacity until April 2005. Mr. Feiring is Executive Vice President and General Counsel and head of Group Legal & Compliance.
     Mr. Geir Ove Olsen joined Eksportfinans in November 2008 as Executive Vice President, Financial Control, replacing Ms. Cecilie Haarseth, who resigned her position in September 2008. Mr. Geir Ove Olsen comes from the position of CFO in Toyota Kreditbank GmbH, Norway, a position he has held since 1997. He has previous working experience from Dyno Industrier ASA, Sentralskattekontoret for storbedrifter (“Inland Revenue Service — Major Corporations”) and Puget Sound Bank in Seattle, United States.
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
     Mr. Oliver Siem was appointed Executive Vice President and head of Treasury effective December 1, 2007. Mr. Siem joined Eksportfinans in 1998 and has since 2009 been Head of Capital Markets. He has previous work experience from The Norwegian Trade Council, The Ministry of Foreign Affairs and Norges Kommunalbank.
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
     Mr. Bergvoll, Ms. T. Lunde Bakker, Mr. Steen and Ms. Bodil Palma Hollingsæter are owners’ representatives at the Board of Directors.
     B. COMPENSATION
     For further details, see note 33 to our audited financial statements in Item 18.

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
     As of December 31, 2009, the following persons served as members of the Council of Representatives:
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

     As of December 31, 2009, the following persons served as alternate members of the Council of Representatives:
     Kjell Ove Bratseth became an alternate member of the Council of Representatives in 2003. His term expires in 2010.
     Toril Eidesvik became an alternate member of the Council of Representatives in 2006. Her term expires in 2010.
     Tone Lunde Bakker became an alternate member of the Council of Representatives in 2006.
     The Nomination Committee proposed her as new Board member from October 15, 2009. At the same time she withdrew as deputy member of the Council of Representatives.
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
     As of December 31, 2009, the following persons served on the Control Committee:
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
     As of December 31, 2009, the Audit Committee consisted of Geir Bergvoll, Live Haukvik Aker and Bodil Hollingsæter. At the Board Meeting on March 2, 2010, Tone Lunde Bakker was elected by the Board of Directors as a member of the Audit Committee. At the same time Mr. Geir Bergvoll retired his position as a member of the Audit Committee, both effective from the next Audit Committee meeting which is scheduled to take place on April 21, 2010. Ms. Live Haukvik Aker will act as the financial expert, independent of management and Chair of Audit Committee from the same date.

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
     D. EMPLOYEES
     As of December 31, 2009, the Company had 98 employees, all of whom are located in Norway.

Employees	Eksportfinans	Kommunekreditt	Total

2005	81	13	94
2006	87	13	100
2007	88	15	103
2008	96	14	110
2009	98	—	98
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
     As of the date of this annual report, the following shareholders owned Eksportfinans’ common share capital:

Shareholder	No. of Common Shares	%
DnB NOR Bank ASA	105,557	40.00
Nordea Bank Norge ASA	61,246	23.21
The Norwegian State	39,587	15.00
Danske Bank A/S (Fokus Bank)	21,348	8.09
23 other banks	36,176	13.70

Total	263,914	100.00
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
      B. RELATED PARTY TRANSACTIONS
     In the normal course of business, certain shareholders (for further details, see Item 7.A. “Major Shareholders”) extend guarantees in connection with loans made by Eksportfinans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”. This includes the Norwegian Government, which directly holds 15% of our outstanding shares and also indirectly or directly guarantees some of the loans we make. For further information on the composition of guarantees, see Item 4.B. “Business Overview — LOANS — Analysis of Loans — Credit Support”. The borrowers pay commissions in consideration of such guarantees directly to the shareholders.
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
     Transactions with Shareholder Banks
     Eksportfinans from time to time also enters into agreements to acquire loans from shareholders and some other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for these purchases. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2009, 2008 and 2007, Eksportfinans acquired loans from its shareholders amounting to NOK 1,263 million, NOK 2,666 million and NOK 4,715 million respectively.
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
     In addition, in the normal course of business, Eksportfinans deposits funds and engages in other transactions with its shareholder banks on normal commercial terms. As of December 31, 2009, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 994 million. These transactions were recorded on market terms.
     Total outstanding transactions with related parties on the last three year’s balance sheet dates are disclosed in note 32 to our audited financial statements in Item 18.
     In connection with Eksportfinans’ lending activity, as of December 31, 2009, our shareholders had provided guarantees for an amount of NOK 65,169 million (of which GIEK constitutes NOK 23,168 million). The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.

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
     The total commitment payable to Eksportfinans by the shareholders under the agreement is NOK 5 billion. Any payment made by the participating shareholders under the agreement will be deducted from the committed amount. Any amount paid by Eksportfinans will have no effect on the total committed amount. As of December 31, 2009, approximately NOK 1 billion of commitments had been utilized under the Agreement (approximately NOK 2.6 billion as of December 31, 2008).
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
     Committed Credit Line (Repo) Facilities
     Eksportfinans’ major owner banks DnB NOR Bank ASA, Nordea Bank AB and Danske Bank A/S have extended a committed credit line of USD 4 billion for repo purposes to Eksportfinans to provide what management considers to be sufficient liquidity buffers for the Group. The facility was entered into in June 2008 and has a 12 month maturity with the possibility of extension. The facility was extended in June 2009 until June 2010. Eksportfinans has not yet utilized this credit facility.
     Eligible assets for this agreement are defined according to the standards in the Global Master Repurchase Agreement, i.e. securities and financial instruments, other than equities and Net Paying Securities.
     Funding Agreement with the Norwegian State
     Due to the international credit crisis, Eksportfinans announced in the last quarter of 2008 that it was unable to commit to loans under the 108 Agreement with the Norwegian Government. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”. On November 26, 2008 Eksportfinans entered into an agreement with the Norwegian State. The agreement gives Eksportfinans the opportunity to obtain funding from the Norwegian Government in through 2010 for financing of export projects that qualify under the OECD Consensus Agreement for export financing. The funding from the Norwegian Government will have a maturity of up to 5 years. Parliament has allocated in its budget an amount of NOK 20 billion for 2010.
     The agreement required the issuance of one preference share to the Norwegian Government, at a nominal value of NOK 10,500, which has occurred. The share constitutes a separate preference share that grants the right to a yearly dividend of 22.5% of the Company’s profit for the year, within the calculated base of regulatory limited dividend. According to the agreement, the base will exclude the reversals of loan losses incurred before January 1, 2009, and profit/(loss) from Kommunekreditt Norge AS. As a result, no preference share dividend is currently payable. Dividends from the preference share shall, to the extent compatible with prudent and sound business practices and under due considerations to the Company’s solidity, be made as cash dividend. Alternatively, such dividend can be made in the form of issuance of new, ordinary shares in accordance with the terms which applied at the increase of the share capital in 2008. The preference share is classified in our financial statements as a financial liability.
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
     Loans
     As of December 31, 2009 no loans were outstanding to any company of which Eksportfinans’ board members, members of the Control Committee or chairman of the Council of Representatives is a board member. Bank deposits are not defined as loans. As of December 31, 2009 no loans were outstanding to any company or Norwegian municipalities in which Kommunekreditt’s board members, members of the control committee or chairman of the council of representatives were then board members. Bank deposits are not defined as loans.
     As of December 31, 2009, the Company had NOK 48 million in loans outstanding to employees, primarily mortgage loans. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.
      C. INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.
Item 8. FINANCIAL INFORMATION
     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
     For a description of the Company’s accounting principles and basis of preparation, see note 2 to our audited financial statements in Item 18. Our audited consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards as issued by the IASB, form part of this Form 20-F. For further details, see Item 18.
     Save as otherwise disclosed herein, there are no material legal proceedings pending to which the Company is a party.
      B. SIGNIFICANT CHANGES
     For further details, see note 35 to our audited financial statements in Item 18.
Item 9. THE OFFER AND LISTING
     A. OFFER AND LISTING DETAILS
     Not applicable
     B. PLAN OF DISTRIBUTION
     Not applicable.

     C. MARKETS
     The Company’s 5.125% USD Notes due 2011, 5.000% USD Notes due 2012, 1.600% Yen Notes due 2014, 5.500% USD Notes due 2016, and 5.500% USD Notes due 2017 are listed on the Luxembourg Stock Exchange. The Company’s 4.375% EUR Notes due 2010 are listed on the London Stock Exchange. The Company’s 5.500% USD Notes due 2017 and 3.000% USD Notes due 2014 are listed on the New York Stock Exchange. The Company’s Strategic Accelerated Redemption Securities Linked to the S&P 500 Index due 2011, Accelerated Return Notes Linked to the S&P 500 Index due 2010, Accelerated Return Notes Linked to the MSCI EAFE Index due 2010, Accelerated Return Notes Linked to the S&P MidCap 400 Index due 2010, Strategic Accelerated Redemption Securities Linked to the MSCI Brazil Index due 2011 and Accelerated Return Notes Linked to the Russell 2000 Index due 2010 are listed on the NYSE Arca. No other securities for which the Company has a reporting obligation pursuant to the Exchange Act are listed on any other exchange and are instead traded in the over-the-counter market.
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
      B. MEMORANDUM AND ARTICLES OF ASSOCIATION
     Eksportfinans, registry number with Foretaksregisteret (the Norwegian Registry of Companies) is No. 816 521 432. The objective of Eksportfinans according to Article 1 of Eksportfinans’ Articles of Association is to conduct financing operations:
•	for the export industries, including but not limited to:
•	the export of goods and services,

•	the establishment and acquisition of manufacturing facilities and companies,

•	investments in export-orientated means of production and plant,

•	the establishment of foreign stocks of goods,

•	domestic contracts where foreign credit is a competitive factors,
•	approved or requested by Norwegian authorities, and

•	through its subsidiary to regional and local authorities.
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
     In 2009, the Board of Directors determined that in addition to supporting the Norwegian export industry, the Company should also seek to finance projects within the renewable energy and infrastructure sectors. This would mean that the Company engage in financing projects that does not involve any exports which would conflict with the objects of the Company. Accordingly, the Board of Directors will propose to the ordinary general meeting on April 8, 2010 to amend the Articles of Association to accommodate these additional business areas. At the same time the Board of Directors will propose to amend the service period of any member of the Board of Directors from two years to one year. This will require an amendment to the Articles of Association.
      C. MATERIAL CONTRACTS
     Eksportfinans has six material contracts: (i) the 108 Agreement, entered into with the Norwegian Ministry of Trade and Industry (for further details, see Item 4B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”), (ii) the Portfolio Hedge Agreement (for further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”), (iii) the NOK 4 billion committed credit line facility for repo purposes (for further details, see item 7.B “Related Party Transactions — Committed Credit Line (Repo) Facilities”), (iv) the Funding Agreement with the Norwegian State (for further details, see Item 7.B. “Related Party Transactions — Funding Agreement with the Norwegian State” and Exhibit 4.4), (v) the Sale and Purchase Agreement with KLP dated May 7, 2009 and the related Term Facility Agreement dated May 7, 2009 with Kommunekreditt (for further details, see Item 4B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt”) and (vi) the Excluded Portfolio Agreement between Eksportfinans ASA and Kommunekreditt Norge AS, dated May 7, 2009 (for further details, see Item 4B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt” and Exhibit 4.6).

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
     E. TAXATION
     NORWEGIAN TAX CONSIDERATIONS
     The following summary describes certain Norwegian tax consequences that may be relevant for noteholders not resident in Norway for tax purposes in relation to the acquisition, ownership and disposition of debt securities issued by Eksportfinans. This summary addresses only Norwegian tax considerations for holders that are initial purchasers of the debt securities pursuant to the relevant offering and that will hold the debt securities as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire the debt securities. This section is based on Norwegian law, regulations and judicial and administrative interpretations, in each case as in effect and available on the date of this annual report. All of the forgoing are subject to change, which change could under certain circumstances apply retroactively and could affect the consequences described below. Each investor should consult its own tax advisor with respect to possible Norwegian tax consequences of acquiring, owning or disposing of debt securities in their particular circumstances.
     The principal of, and premium and interest, if any, on Eksportfinans’ debt securities received by a noteholder not resident in Norway for tax purposes are not subject to Norwegian income taxes, unless the bearer or registered owner carries out a business through a permanent establishment in Norway and premium and/or interest on such securities, if any, are attributable to such business.
     Gains derived from the sale of Eksportfinans’ debt securities by a noteholder not resident for tax purposes in Norway are not subject to Norwegian income taxes or withholding taxes in Norway, unless such noteholder carries out a business through a permanent establishment in Norway and gains on such securities are attributable to such business.
     A non-Norwegian citizen not resident in Norway for inheritance tax purposes who holds Eksportfinans’ debt securities is not subject to Norwegian inheritance, gift or wealth tax unless such noteholder carries out a business through a permanent establishment in Norway and payments on such securities are attributable to such business. Norwegian inheritance and gift or wealth tax may, however, under certain circumstances be imposed on holders who are non-resident Norwegian citizens. Under the United States-Norway estate and inheritance tax treaty, a United States citizen or domiciliary who becomes liable to pay Norwegian inheritance or gift taxes generally will be entitled to credit against his U.S. estate or gift tax liability the amount of such Norwegian taxes.
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
     Tax Treatment of the Notes
     General
     Other than as set forth below under “— Notes treated as Contingent Payment Debt Instruments”, “— Notes treated as Short-term Debt Securities”, “— Notes treated as Forward Purchase Contracts”, “— Notes treated as Section 1256 Contracts” and “Notes treated as a Put Option and a Deposit”, the following discussion sets forth the general U.S. Federal income tax consequences of investing in notes.
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
     Physical Settlement in Redemption of Notes
     To the extent the terms of notes provide for a physical settlement of the notes in shares and the conditions for physical settlement have been met under the terms of the notes, a U.S. holder will not recognize any gain or loss in respect of the notes (other than in respect of any cash received in lieu of any fractional shares). A U.S. holder will have an adjusted basis in any shares received equal to the purchase price of such notes less any basis attributable to fractional shares, as determined below. A U.S. holder’s holding period for any of the shares received will start on the day after the delivery of such shares.
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
     Possible New Administrative Guidance and/or Legislation
     From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper U.S. Federal income tax treatment of instruments such as the notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Except to the extent otherwise provided by law, Eksportfinans intends to treat the notes for U.S. Federal income tax purposes in accordance with the treatment set forth above unless and until such time as the IRS and Treasury issue guidance providing that some other treatment is more appropriate.
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
     Possible Alternative Treatment
     There is currently no statutory, judicial or administrative authority that directly addresses the proper treatment of the notes for U.S. Federal income tax purposes. Accordingly, no assurance can be given that the IRS will agree with, or that a court will uphold, the characterization and treatment of the notes described above. If the IRS successfully asserts an alternative characterization of the notes, the timing and the character of any income with respect to the notes may differ from that described above. For example, it would be a reasonable interpretation of current law for the IRS to assert that the notes should be treated as a single debt instrument, in which case the notes would be subject to either the rules concerning short-term debt securities (as described above under “— Notes treated as Short-term Debt Securities”) or the Treasury Regulations governing CPDIs (as described under “ — Notes treated as Contingent Payment Debt Instruments”). If the IRS were successful in treating the notes as CPDIs, then among other matters, you would be required to accrue OID on the notes at a yield comparable to the yield at which we would issue similar non-contingent bonds, determined at the time of issuance of the notes (plus ordinary income in the form of positive adjustments to reflect the payment of income in excess of such yield); and, on the sale, exchange, maturity, redemption or other taxable disposition of the notes, you would recognize ordinary income, or ordinary loss to the extent of your aggregate prior ordinary income inclusions and capital loss thereafter, rather than capital gain or loss. Accordingly, prospective investors are urged to consult their own tax advisors regarding the U.S. Federal income tax consequences of an investment in the notes.
     Possible New Administrative Guidance and/or Legislation
     From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released a notice stating that it and the Treasury are actively considering the proper federal income tax treatment of an instrument such as the notes, including whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any, and whether any such guidance would be applied on a retroactive basis. Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of your investment, possibly retroactively.
     In addition, one member of the House of Representatives introduced a bill on December 19, 2007 that, if enacted, would have required holders of instruments such as the notes purchased after the bill was enacted to accrue interest income over the term of the notes even if there will be no interest payments over the term of the notes. It is not possible to predict whether a similar bill will be re-introduced or enacted in the future and whether any such bill would affect the tax treatment of your notes.
     Since you will receive coupon payments on the notes on a current basis and by acquiring the notes you agree to treat a portion of the monthly coupon payments as ordinary income for U.S. Federal income tax purposes in accordance with your regular method of accounting, if any regulations are ultimately adopted pursuant to the notice with respect to pre-paid forward contracts and similar instruments, it is unclear whether such regulations would apply to the notes and, if so, whether such regulations would otherwise alter the tax treatment of the notes (e.g., requiring accrual of the full amount of the coupon as ordinary income and/or requiring any gain or loss to be characterized as ordinary rather than capital).
     The IRS and the Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, Eksportfinans intends to treat the notes for U.S. Federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and the IRS issue guidance providing that some other treatment is more appropriate.
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
     In connection with Eksportfinans’ structured transactions, primarily on the funding side but also to some extent with respect to its investments and warrant issuances, we may enter into options and hybrid transactions which reduce Eksportfinans’ exposure to the interest rate, currency or other market-related risks embedded in such transactions and which provide an opportunity to reduce Eksportfinans’ cost of funds, directly or indirectly. For further details, see note 13 to our audited financial statements in Item 18.

     As of December 31, 2009, 2008 and 2007, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options (excluding the 108 Agreement and Portfolio Hedge Agreement) were NOK 373,680 million, NOK553,176 million and NOK 379,406 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of Eksportfinans’ loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”. As part of Eksportfinans’ risk management policy it has since 1989 chosen to outsource the internal audit function to an external auditor firm.
     Financial instruments account for the bulk of our assets and liabilities. The market risks inherent in Eksportfinans’ market risk-sensitive instruments and positions are the potential losses arising from adverse changes in foreign currency exchange rates and adverse changes in interest rates, both of which are measured and monitored. Market risk arising in the PHA Portfolio is mitigated by the Portfolio Hedge Agreement. Market risk in the Liquidity Portfolio is partially mitigated through stop-loss procedures. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”; Item 11 “ Credit Spread Risk in the Liquidity Reserve Portfolio” and Item 5.B “Liquidity and Capital Resources — Liquidity Portfolio”.
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
     Further information regarding financial derivatives is disclosed in note 13 to our audited financial statements in Item 18. Further information regarding risk management is disclosed in notes 27-30.
     Foreign currency exchange risk, interest rate risk and credit spread risk are managed by a separate risk management function and reported regularly to the management board.
     Foreign Currency Exchange Risk
     As of December 31, 2009, approximately 87% (81% as of December 31, 2008 and 65% as of December 31, 2007) of the Company’s assets were denominated in foreign currencies. Foreign currency exchange risk arises from mismatches in the currencies denominating our assets and our liabilities. Each instrument is swapped into Eksportfinans’ three main currencies: euro, U.S. dollars and Norwegian kroner and net exposure in euro and U.S. dollars is further hedged by foreign exchange forward. Exposure towards a currency is measured as the net of assets and liabilities for the currency. As of December 31, 2009, Eksportfinans’ exposure to currencies other than the Norwegian kroner reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

				Amount of net
	Balance sheet			position covered by
(NOK thousands)	assets/(liabilities)	Derivatives	Net position (1)	108 Agreement items
As of December 31, 2009

CAD	(871,667)	872,188	521	149
JPY	(70,241,907)	70,242,084	177	339
SEK	663,350	(662,919)	431	0
EUR	8,714,850	(8,697,277)	17,573	10,379
DKK	12,494,090	(12,492,470)	1,620	205
USD	(24,113,841)	23,971,880	(141,961)	(145,605)
Other currencies	(20,546,793)	20,529,827	(16,966)	1,145

TOTAL	(93,901,918)	93,763,313	(138,605)	(133,388)

(1)	Net position includes amounts covered by the 108 Agreement. For further details, see note 17 to our audited financial statements in Item 18.
     For more information, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”.
     The above table does not include foreign currency commitments because the currency exposure first comes into effect at disbursement. At that time any currency/interest rate exposure will be hedged. For further information regarding Eksportfinans’ market risk, see note 29 to our audited financial statements in Item 18.
     Additionally, because Eksportfinans’ financial statements are reported in Norwegian kroner and a majority of our items are denominated in other currencies (predominantly U.S. dollars and euro). The levels of items reflected in our financial statements are subject to fluctuations as a result of changes in the U.S. dollar and euro/krone exchange rates. In particular, a substantial part of Eksportfinans’ net interest income is denominated in U.S. dollars and euro, while we pay taxes, any dividends to shareholders and administrative expenses in Norwegian kroner.

     The Board of Directors has approved the following currency risk and strategy at the present time. According to Eksportfinans’ risk policy, the Company can have an aggregate net position in each foreign currency and in all foreign currencies in total equivalent to NOK 120 million (USD 21 million). The fair value effect on Eksportfinans’ total assets and liabilities due to an adverse change of 10% in foreign currency exchange rates as of December 31, 2009 is estimated to be NOK 2.7 million before taxes. The effect per December 31, 2008 was estimated to be NOK 24 million. The sharp decline from end of 2008 to end of 2009 was due to residual exposure in the end of 2008 after a loss in which swap exposures remained unhedged during legal discussions with a counterparty. The only breach during 2009 occurred in February in the USD and total currency exposure. The breach was due to unnormally high margin profits in USD combined with the outstanding swap exposure equaling NOK 70 million still unsolved.
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
     We measure our exposure to interest rate risk according to the basis point value method. This measurement quantifies the change in the fair value of assets and liabilities that would result from a one basis point change in interest rates. Basis point value shows the change in value of the portfolio from a 0.0001 (i.e. 1/100 of 1%) change in the underlying yield curves.
     The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point The interest rate exposure as of December 31, 2009 is negative NOK 292,000. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points. The 95% confidence interval equally weighted between NOK, EUR and USD through 2009 of changes in three-month NOK, EUR and USD fixing rate during three-month period is 24 basis points.
     Interest rate exposure as of December 31, 2009 (from a 1 basis point shift of interest rate curves):

(NOK thousands)	NOK	EUR	USD	Other currencies	Total

As of December 31, 2009	(131)	(40)	70	(191)	(292)

Maximum through 2009 (*)	(11)	54	80	220	(40)
Minimum through 2009 (*)	(265)	(153)	(73)	(232)	(322)
Average through 2009	(150)	(32)	27	(55)	(210)

As of December 31, 2008	(177)	(140)	13	(55)	(359)
As of December 31, 2007	(174)	(56)	2	(11)	(240)
As of December 31, 2006	(212)	(85)	298	24	25

(*)	The maximum and minimum exposure in general does not occur on the same date for different currencies.
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
     A potential increase in credit spreads of one percentage point would increase the net fair value of our assets and liabilities by NOK 49 million, as of December 31, 2009 as gains on the liability side would outweigh losses on the asset side. We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Isolated for the securities portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 16 million as of December 31, 2009, compared to NOK 20 million as of December 31, 2008. Annualized fluctuation of credit spread in the securities portfolio based on 95% confidence intervals of monthly changes through 2009 is around 55 basis points.
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
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
Item 15T. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     Under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date.
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
     Under the supervision of our management, including the chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that our internal control over financial reporting as of December 31, 2009 was effective.
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
Changes in Internal Controls over Financial Reporting
     There were no changes to our internal controls over financial reporting that occurred during 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. (Reserved)
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that it has an “audit committee financial expert” serving on its Audit Committee. As of December 31, 2009, Mr. Geir Bergvoll acted as the Audit Committee financial expert, and is and was independent as defined in Section 303A.02 of the New York Stock Exchange’s corporate governance standard. At the Board Meeting on March 2, 2010, Mr. Geir Bergvoll retired from his position in the Audit Committee and Ms. Live Haukvik Aker will act as the Audit Committee financial expert effective from the next Audit Committee meeting which is scheduled to take place on April 21, 2010
Item 16B. CODE OF ETHICS
     Eksportfinans has a code of ethics that applies to Eksportfinans’ principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Eksportfinans has made its code of ethics publicly available on its internet website at www.eksportfinans.no.
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Fees paid to our principal accountant consist of the following for the years ended December 31:

(NOK thousands)	2009	2008

Audit fees	9,308	7,775
Audit-related fees (1)	1,866	121
Tax fees	—	—
All other fees (2)	1,141	583

(1)	Audit-related fees include attestations related to funding transactions.

(2)	All other includes services related to sale of the subsidiary, evaluation of certain accounting policies and services related to enforcement of the Sarbanes-Oxley Act, Section 404.
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
     The Company did not repurchase any of its own outstanding equity securities in 2009.
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

      Committees composed by Independent Directors
     With the exception of the Audit Committee as described below, companies incorporated in Norway are neither required nor precluded by law to have board committees. The Code of Practice provides among other things that the Board of Directors should consider appointing board committees in order to help ensure thorough and independent preparation of matters relating to financial reporting and compensation paid to the members of the executive management. Membership of such committees should be restricted to members of the Board who are independent of the company’s executive management. Under Norwegian law, board committees are only responsible for preparing certain issues for the Board of Directors as a collegiate body and are not vested with sole authority over any of the Board of Directors’ responsibilities.
      Audit Committee
     On June 19, 2009 a new law was passed, incorporating changes into the Financial Institutions Act, pursuant to which effective from July 1, 2009 Eksportfinans is required to have an Audit Committee under Norwegian law.
     The Board of Directors had previously in 2002 appointed an Audit Committee, the charter of which is based on the Sarbanes-Oxley Act and the Securities and Exchange Commission rulemaking to the extent not in conflict with Norwegian law, such as with respect to the appointment of auditors and approval of audit fees, which rests with our Annual General Meeting. Eksportfinans’ Audit Committee is appointed by and among the Board of Directors to assist the board in monitoring (1) the integrity of the financial statements of the company, (2) the independent auditor’s qualifications and independence, (3) the performance of the Company’s internal audit function and independent auditors and (4) the compliance by the Company with legal and regulatory requirements. The Audit Committee has delegated authority on behalf of the Board only on issues specifically specified in the charter or on other issues as the Board may specifically decide from time to time.
      Nomination Committee
     There are no mandatory rules on nomination committees in Norwegian law, only recommendation under the Code of Practice. Eksportfinans has established a nomination committee according to its Articles of Association. The election of members to the Council of Representatives, the Board of Directors and the Control Committee is prepared by the Nomination Committee. The Nomination Committee has four members. Three of the members are elected for a period of two years by the General Meeting and shall be representatives of the Shareholders. The chair of the Counsel of Representatives is a permanent member of the Nomination Committee and shall chair its meetings. The chair of the Board of Directors and the Chief Executive Officers is normally, but without any voting rights, called to at least one meeting before the committee makes its final resolution. The Nomination Committee shall be informed of the member and alternate member to the Council of Representatives and member to the Board of Directors who have been elected by and among the employees.
      Compensation Committees
     There are no mandatory rules on compensation committees in Norwegian law, only recommendation under the Code. Eksportfinans has not formed a Compensation Committee. The compensation of the CEO is fixed by the Board, which is the corporate body that employs the CEO. The compensation of the Board, the auditor, the Control Committee and the Council of Representatives is fixed by the shareholders at the general meeting based on recommendations by the Nomination Committee. The Funding Agreement entered into with the Norwegian Government places certain limits on executive compensation, as discussed in Item 7.B. “Related Party Transactions”.
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

Item 18. FINANCIAL STATEMENTS
     The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers AS, independent registered public accounting firm, are incorporated by reference in this Item 18:
Item 19. EXHIBITS
1.1	Articles of Association (English translation)

2.1	Form of Indenture, dated as of February 1, 1996, between the Company and The Bank of New York (formerly United States Trust Company of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 2 to Form F-3 (No. 33-99538) filed with the SEC February 2, 1996)

4.1	Agreement Regarding Interest Equalization and Hedging for Eksportfinans’ Borrowing and Lending Commitments (the 108 Agreement) (English translation of Norwegian-language original)* (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 21, 2005)

4.2	Portfolio Hedge Agreement entered into by Eksportfinans ASA, DnB NOR Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S (the Portfolio Hedge Agreement)* (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 20-F filed with the SEC June 27, 2008)

4.3	Committed Credit Line (Repo) Facilities for repo purposes provided by DnB NOR Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S* (incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 20-F filed with the SEC June 27, 2008)

4.4	Agreement between the Norwegian State represented by the Ministry of Trade and Industry Eksportfinans ASA (the Funding Agreement), dated November 26, 2008 and the related Loan Agreement between the Ministry of Trade and Industry for the Norwegian State and Eksportfinans ASA (the Loan Agreement), dated January 15, 2009* (incorporated by reference to Exhibit 4.4 of the Company’s Form 20-F filed with the SEC June 10, 2009)

4.5	Sale and Purchase Agreement between Eksportfinans ASA and KLP Prosjekt AS regarding Kommunekreditt Norge AS dated May 7, 2009, including the Term Facility Agreement for Kommunekreditt Norge AS provided by Eksportfinans ASA, dated May 7, 2009 (incorporated by reference to Exhibit 99.9 of the Company’s Form 6-K filed with the SEC May 8, 2009)

4.6	Excluded Portfolio Agreement between Eksportfinans ASA and Kommunekreditt Norge AS, dated May 7, 2009* (incorporated by reference to Exhibit 4.6 of the Company’s Form 20-F filed with the SEC June 10, 2009)

7.1	Computation of ratio of earnings to fixed charges

8.1	Significant subsidiaries (incorporated herewith)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

*	Confidential treatment requested and the redacted material has been separately filed with the SEC.
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

Dated: March 26, 2010

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Eksportfinans ASA
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Eksportfinans ASA and its subsidiaries (the “Company”) at December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers AS
Oslo, Norway
March 26, 2010

STATEMENT OF COMPREHENSIVE INCOME

(NOK thousands)	2009	2008	2007	NOTE

Interest and related income on loans and receivables due from credit institutions	1,864,021	5,245,503	3,992,982
Interest and related income on loans and receivables due from customers	3,423,755	2,785,471	1,688,654
Interest and related income on securities	1,851,586	3,876,660	3,076,785
Other interest and related income	73,146	102,432	41,302

Total interest and related income	7,212,508	12,010,066	8,799,723

Interest and related expenses on commercial paper and bond debt	5,642,400	11,032,828	8,180,201
Interest and related expenses on subordinated debt	20,562	49,025	71,238
Interest and related expenses on capital contribution securities	14,702	36,375	40,218
Other interest and related expenses	64,819	68,430	74,065

Total interest and related expenses	5,742,483	11,186,658	8,365,722

NET INTEREST INCOME	1,470,025	823,408	434,001

Commissions and income related to banking services	1,576	2,210	4,092
Commissions and expenses related to banking services	7,421	40,478	7,476

Net gains/(losses) on financial instruments at fair value	(3,793,170)	3,976,686	(672,530)	5,29.4

Other income	15,440	18,523	19,569	7

NET OTHER OPERATING INCOME	(3,783,575)	3,956,941	(656,345)

TOTAL OPERATING INCOME	(2,313,550)	4,780,349	(222,344)

Salaries and other administrative expenses	151,706	145,765	128,987	9
Depreciation	20,381	19,227	21,925	15,16
Other expenses	15,254	13,034	10,772	10

TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT CHARGES ON LOANS	187,341	178,026	161,684

Impairment charges on loans at amortized cost	0	0	0	28.4

PRE-TAX OPERATING PROFIT/(LOSS)	(2,500,891)	4,602,323	(384,028)

Taxes	(699,091)	1,288,707	(110,040)	11

PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	(1,801,800)	3,313,616	(273,988)

Profit/(loss) for the year from discontinued operations, net of taxes	1,148	41,018	125,202	12
Other comprehensive income	0	0	0

TOTAL COMPREHENSIVE INCOME	(1,800,652)	3,354,634	(148,786)

BALANCE SHEET

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008	NOTE

ASSETS
Cash	4	4
Loans and receivables due from credit institutions	64,126,108	36,188,084	14
Loans and receivables due from customers	66,677,131	112,750,609	14
Securities	76,089,636	108,137,521	28.5
Financial derivatives	14,343,940	27,294,201	13
Intangible assets	25,973	26,825	16
Property, equipment and investment property	207,820	217,422	16
Other assets	3,783,287	12,286,796	17

TOTAL ASSETS	225,253,899	296,901,462

LIABILITIES
Deposits by credit institutions	38,333	326,595
Commercial paper debt	19,107,830	33,609,108
Bond debt	178,526,422	225,431,489
Financial derivatives	14,809,777	18,368,301	13
Taxes payable	73,355	290,745	11
Deferred tax liabilities	156,931	931,220	11
Other liabilities	5,123,890	8,297,654	20
Provisions	88,989	84,156	8,19
Subordinated debt	1,501,567	1,909,070	21
Capital contribution securities	419,265	444,943	22
Preference share	11	0	2.18

Total liabilities	219,846,370	289,693,281

SHAREHOLDERS’ EQUITY
Share capital	2,771,097	2,771,097	23
Share premium reserve	176,586	176,586	24
Reserve for unrealized gains	0	0	24
Other equity	2,459,846	4,260,498

Total shareholders’ equity	5,407,529	7,208,181

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	225,253,899	296,901,462

STATEMENT OF CHANGES IN EQUITY

		Share
	Share	premium	Other	Total
(NOK thousands)	capital	reserve	equity	equity

EQUITY AS AT JANUARY 1, 2007	1,593,533	162,462	1,272,963	3,028,958

Dividends paid	0	0	(218,314)	(218,314)
Total comprehensive income for the period	0	0	(148,786)	(148,786)

EQUITY AS AT DECEMBER 31, 2007	1,593,533	162,462	905,863	2,661,858

EQUITY AS AT JANUARY 1, 2008	1,593,533	162,462	905,863	2,661,858

Issuance of new share capital	1,177,564	14,124	0	1,191,688
Total comprehensive income for the period	0	0	3,354,634	3,354,634

EQUITY AS AT DECEMBER 31, 2008	2,771,097	176,586	4,260,498	7,208,181

EQUITY AS AT JANUARY 1, 2009	2,771,097	176,586	4,260,498	7,208,181

Total comprehensive income for the period	0	0	(1,800,652)	(1,800,652)

EQUITY AS AT DECEMBER 31, 2009	2,771,097	176,586	2,459,846	5,407,529

CASH FLOW STATEMENT

(NOK thousands)	2009	2008	2007	NOTE

Pre-tax operating profit/(loss) from continuing operations	(2,500,891)	4,602,323	(320,028)

Provided by operating activities:
Accrual of contribution from the Norwegian government	(382,396)	(332,274)	(151,666)
Unrealized losses/(gains) on financial instruments at fair value	3,857,534	(3,793,821)	678,189

Depreciation	20,381	19,228	21,924
Disbursement on loans 1)	(73,371,699)	(25,295,947)	(34,111,772)
Principal collected on loans 2)	83,820,416	19,203,683	5,625,937
Purchase of financial investments (trading)	(37,729,976)	(55,031,401)	(18,154,111)
Proceeds from sale or redemption of financial investments (trading)	45,473,027	26,477,642	12,353,323
Contribution paid by the Norwegian government	151,666	38,153	25,723
Taxes paid	(142,960)	(93,648)	(78,795)

Changes in:
Accrued interest receivable	(1,198,578)	48,713	(414,325)
Other receivables	6,756,407	(8,919,439)	(1,605,089)
Accrued liabilities	(726,737)	7,889,561	(84,057)

NET CASH FLOW FROM OPERATING ACTIVITIES	24,026,194	(35,187,227)	(36,214,747)

Purchase of financial investments	(642,017)	(25,093,041)	(32,110,462)
Proceeds from sale or redemption of financial investments	5,991,375	40,586,504	17,746,618
Net cashflow from financial derivatives	(16,045,057)	23,270,627	(11,064,236)
Purchases of property and equipment	(11,630)	(16,077)	(22,085)
Net proceeds from sales of property and equipment	670	943	180

NET CASH FLOW FROM INVESTING ACTIVITIES	(10,706,659)	38,748,956	(25,449,985)

Change in debt to credit institutions	(230,827)	(89,013)	283,058
Proceeds from issuance of commercial paper debt	256,414,537	134,674,812	176,813,500
Repayments of commercial paper debt	(265,520,194)	(141,782,006)	(150,585,850)
Proceeds from issuance of bond debt	69,338,668	93,718,123	80,681,465
Principal payments on bond debt	(75,226,236)	(85,556,258)	(44,762,852)
Issuance of new share capital	11	1,191,688	0
Dividends paid	0	0	(218,314)

NET CASH FLOW FROM FINANCING ACTIVITIES	(15,224,041)	2,157,346	62,211,007

NET CHANGE IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	(1,904,506)	5,719,075	546,275

Cash and cash equivalents as at beginning of period	7,326,727	831,818	191,523

Effect of exchange rates on cash and cash equivalents	(878,302)	190,761	(9,893)

Net change 3) in cash and cash equivalents from discontinued operations	(20,435)	585,073	103,913

CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,523,484	7,326,727	831,818	26

1)	Of NOK 73.4 billion in 2009, NOK 45.3 billion is related to funding of Kommunekreditt Norge AS and other municipal-related disbursements after the sale of the subsidiary.

2)	Of NOK 83.8 billion in 2009, NOK 44.5 billion is related to repayment from Kommunekreditt Norge AS in relation to the sale of the subsidiary.

3)	Cash flows from discontinued operations for 2009 are related to investing activities, as they represent the net cash flow effect from losing control of the subsidiary. For 2008, the corresponding cash flows are related to operating activities.

1 GENERAL INFORMATION
Eksportfinans ASA provides the Norwegian export sector with financial solutions.
Eksportfinans ASA is a limited liability company. Eksportfinans ASA is incorporated and domiciled in Norway. The address of the head office is Dronning Mauds gate 15, P.O. Box 1601 Vika, N-0119 Oslo, Norway.
Until June 24, 2009, Eksportfinans ASA was the parent company of the Eksportfinans group, consisting of Eksportfinans ASA and its subsidiary Kommunekreditt Norge AS (now KLP Kreditt AS), which provides the Norwegian local government sector with financial solutions.
In these financial statements the terms ‘Eksportfinans ASA’, ‘Company’ and ‘Eksportfinans’ are used for Eksportfinans ASA. The term ‘Kommunekreditt’ is used for the former subsidiary Kommunekreditt Norge AS (now KLP Kreditt AS). The term ‘Group’ refers to Eksportfinans ASA and Kommunekreditt Norge AS as a financial group.
The fiscal year of the Company runs from January 1 to December 31.
These financial statements have been approved for issue by the Board of Directors on March 2, 2010.
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1 Basis of preparation
These financial statements have been prepared in line with accounting regulations and legislation in Norway. The Norwegian Accounting Act requires the Company to prepare the financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). This set of standards is not necessarily identical with IFRS as issued by the International Accounting Standards Board (IASB). Mainly, these differences are related to the timing of approval, but there are also material differences in specific standards (e.g. the ‘carve outs’ in IAS 39). For Eksportfinans, however, the existing differences are not relevant. Hence, there are no differences in the application of the IFRS versions, and the financial statements of Eksportfinans have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB. The Norwegian Accounting Act also requires some disclosure in addition to the disclosure required by IFRS. These are related to remuneration, and are included in these financial statements. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities held at fair value through profit and loss, and as modified by the revaluation made for certain assets when implementing IFRS.
New and amended standards (IFRSs) and interpretations (IFRICS) adopted by the Company in 2009
IFRS 8, ‘Operating Segments ‘, replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The standard is effective for annual periods beginning on or after January 1, 2009, and is adopted by the Company with effect from that date. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes.
Amendments to IFRS 7 ‘Financial Instruments: Disclosures’ require enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendments require disclosure of fair value measurement by level of fair value measurement hierarchy. The amendments are effective for annual periods beginning on or after January 1, 2009, and are adopted by the Company with effect from that date. As the change in accounting policy only results in additional disclosures, there is no impact on profit or loss.
Amendments to IAS 1, ‘Presentation of Financial Statements’, require an inclusion of a statement of financial position as at the beginning of the earliest comparative period whenever an entity retrospectively applies an accounting policy, or makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements. They also require all items of income and expense (including those accounted for directly in equity) to be presented in the future in a single statement (a ‘statement of comprehensive income’) or in two statements (a separate ‘income statement’ and ‘statement of other comprehensive income’). The standard further introduces new detailed requirements regarding the presentation of items of other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2009, and are adopted by the Company with effect from that date. The impact is not substantial, as only added specifications are required.
Amendments to IAS 23, ‘Borrowing Costs’, require an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The revised standard is effective for annual periods beginning on or after January 1, 2009, and is adopted by the Company with effect from that date. The amendments are not relevant for the Company as it has no relevant qualifying assets.
Amendment to IFRS 2 (Amendment), ‘Share-Based Payment: Vesting Conditions and Cancellations’, clarifies that vesting conditions are limited to service conditions and performance conditions. Other conditions are considered non-vesting conditions. The amendment is effective retrospectively for annual periods beginning on or after January 1, 2009, and is adopted by the Company with effect from that date. The amendments are not relevant for the Company as it has no share-based payment.
Amendments to IAS 32, ‘Financial Instruments: Presentation’, provide exemptions from the requirement to classify as a liability financial instruments under which an entity has an unavoidable obligation to deliver cash. The amendments set out detailed definitions and circumstances that must be met before these exemptions are available. The amendments to IAS 32 lead to consequential amendments to IAS 1, IFRS 7 and IFRIC 2. The amendments are effective for annual periods beginning on or after January 1, 2009, and are adopted by the Company with effect from that date. The amendments are not relevant for the Company as it has no qualifying financial instruments.
IFRIC 13, ‘Customer Loyalty Programs’, clarifies that where goods or services are sold together with a customer loyalty incentive (e.g. loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The interpretation is effective for annual periods beginning on or after July 1, 2008, and is adopted by the Company with effect from January 1, 2009. The interpretation is not relevant for the Company as it does not operate any loyalty programs.
IFRIC 15, ‘Agreements for the Construction of Real Estate’, addresses a divergence in practice regarding the identification of the applicable accounting standard when real estate developers enter into contracts with buyers before the construction is completed. The interpretation provides guidance on the accounting for such agreements. The interpretation is effective for annual periods beginning on or after January 1, 2009, with earlier application permitted, but is not relevant for the Company as it is not party to any qualifying contracts.

IFRIC 16, ‘Hedges of a Net Investment in a Foreign Operation’, determines which foreign exchange risks from investments in foreign operation qualify for hedge accounting in accordance with IAS 39. The interpretation is effective for annual periods beginning on or after October 1, 2008, with earlier application permitted, but is not relevant for the Company as it has no qualifying investments.
Improvements to IFRSs, the first annual improvement project, was finalized by IASB in 2008, and includes accounting changes for presentation, recognition or measurement purposes, and changes involving terminology or editorial changes with minimal effect on accounting. The changes affect several standards. The changes are effective for annual periods beginning on or after January 1, 2009, or July 1, 2009, and are adopted by the Company with effect from January 1, 2009. The impact is immaterial.
New and amended standards (IFRSs) and interpretations (IFRICS) not effective as of Dec. 31, 2009, and not early adopted by the Company
IFRS 9, ‘Financial Instruments’, in its present form relates to the classification and measurement of financial assets, and is the first step in the ultimate replacement of IAS 39. The standard states that financial assets shall be (i) classified on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset; (ii) initially measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, particular transaction costs; (iii) subsequently measured at amortized cost or fair value. The standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted (although not endorsed for use in the EU as of December 31, 2009). The effects on the Company’s financial statements may be substantial, and are being assessed in detail by management well in advance of the time of adoption.
Revised IFRS 3, ‘Business Combinations’, and revised IAS 27, ‘Consolidated and Separate Financial Statements’, resolve many aspects of business combination accounting by restricting options or allowable methods. The most significant changes relate to acquiring a controlling interest, accounting for changes in stake and accounting for the price paid. The revised standards are effective for annual periods beginning on or after July 1, 2009, with earlier application permitted, but are not expected to be relevant for the Company as it has no relevant transactions.
Amendments to IFRS 1, ‘First-Time Adoption of IFRS’, allow first-time adopters to use a deemed cost of either fair value or the carrying amount under the previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. Amendments to IAS 27, ‘Consolidated and Separate Financial Statements’, remove the definition of the cost method and replace it with a requirement to present dividends as income in the separate financial statements of the investor. The amendments are effective for annual periods beginning on or after July 1, 2009, with earlier application permitted, but are not expected to be relevant for the Company as it is not a first-time adopter of IFRS.
Amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement — Eligible Hedged Items’, provide clarification on two issues relating to hedge accounting, inflation (identifying it as a hedged risk or portion) and hedging with options. The amendments are effective for annual periods beginning on or after July 1, 2009, with earlier application permitted, but are not expected to be relevant for the Company as it has no hedge accounting in accordance with IAS 39.
Revised IAS 24, ‘Related Party Disclosure’, provides an exemption from disclosure requirements for transactions between entities controlled, jointly controlled or significantly influenced by the same state (‘state-controlled entities’), and amends the definitions of a related party and of a related party transaction to clarify the intended meaning and remove some inconsistencies. The revision is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted (although not endorsed for use in the EU as of December 31, 2009), but is not expected to have a material impact on the Company’s financial statements.
Amendments to IFRS 2, ‘Group Cash-settled Share-based Payment Transactions’, clarify the scope of IFRS 2, the interaction of IFRS 2 and other standards and the accounting for some group and treasury share-based payment transactions. An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction. In IFRS 2 a ‘group’ has the same meaning as in IAS 27. An entity must measure the goods or services it received as either an equity-settled or a cash-settled share-based payment transaction assessed from its own perspective. The amendments are effective for annual periods beginning on or after January 1, 2010, with earlier application permitted (although not endorsed for use in the EU as of December 31, 2009), but are not expected to be relevant to the Company’s financial statements.
Amendments to IFRS 1, ‘Additional Exemptions for First-time adopters’, limit the comparative IFRS 7 disclosures for first-time adopters of IFRS. The amendments are effective for annual periods beginning on or after January 1, 2010, with earlier application permitted (although not endorsed for use in the EU as of December 31, 2009), but are not relevant to the Company’s financial statements as it is not a first-time adopter.
Amendments to IFRIC 9, ‘Reassessment of embedded derivatives’, and IAS 39, ‘Financial Instruments: Recognition and measurement — embedded derivatives’. The amendments state that an entity should assess whether an embedded derivative is to be separated from a host contract when the entity reclassifies a hybrid financial asset out of the fair value through profit or loss category. The amendments are effective for annual periods beginning on or after June 30, 2009, with earlier application permitted, but are not expected to have any material impact on the Company’s financial statements.
Amendments to IFRIC 14, ‘Prepayments of a Minimum Funding Requirement’, clarifies, if there is a minimum funding requirement for contributions relating to future service, when and to what extent an asset shall be recognized. The amendments are effective for annual periods beginning on or after July 1, 2010, with earlier application permitted (although not endorsed for use in the EU as of December 31, 2009), but are not expected to have any material impact on the Company’s financial statements.
IFRIC 17, ‘Distribution of Non-cash Assets to Owners’, provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders. The interpretation is effective for annual periods beginning on or after July 1, 2009, with earlier application permitted, but is not expected to be relevant for the Company as it has no history of qualifying distributions to its owners.
IFRIC 18, ‘Transfers of assets from customers’, provides guidance on how to account for items of property, plant and equipment received from customer, or cash that is received and used to acquire or construct specific assets. The interpretation is effective for annual periods beginning on or after July 1, 2009, with earlier application permitted, but is not expected to have a material impact on the Company’s financial statements.
IFRIC 19, ‘Extinguishing Financial Liabilities with Equity Instruments’, clarifies that an entity’s equity instruments issued to a creditor are part of the consideration paid to extinguish its financial liabilities to the creditor. The equity instruments shall be measured at fair value, and any difference between the carrying amount of the financial liabilities extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period. The interpretation is effective for annual periods beginning on or after July 1, 2010, with earlier application permitted (although not endorsed for use in the EU as of December 31, 2009), but is not expected to have a material impact on the Company’s financial statements.
Improvements to IFRSs, the second annual improvement project, was finalized by IASB in April of 2009, and includes accounting changes for presentation, recognition or measurement purposes, and changes involving terminology or editorial changes with minimal effect on accounting.

The changes affect several standards. The changes are effective for annual periods beginning on or after July 1, 2009, or January 1, 2010, and are adopted by the Company with effect from these dates. The impacts on the Company’s financial statements are expected to be immaterial.
2.2 Consolidation
Subsidiaries are entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.
In these financial statements, a discontinued operation is a component of an entity that has been disposed of. Eksportfinans’ formerly wholly owned subsidiary Kommunekreditt Norge AS was sold in the first half of 2009, and is presented as discontinued operations in the statement of comprehensive income and in the cash flow statement, in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. This reclassification is made for all periods presented.
In comparison, there has not been any reclassification in the balance sheet as of December 31, 2008, hence they include the accounts of Eksportfinans ASA and its wholly owned subsidiaries Kommunekreditt Norge AS and eFunding AS. As of December 31, 2009, due to its sale, Kommunekreditt is not included.
Where relevant, inter-company transactions and balances have been eliminated in the financial statements.
2.3 Foreign currency translation
Items included in the financial statements are measured using the currency of the primary economic environment in which the Company’s entities operate, i.e. the functional currency. Norwegian kroner (NOK) serve as both the functional and presentational currency for the Company.
On initial recognition, foreign currency transactions are recorded applying the spot exchange rate at the date of recognition. At the balance sheet date, foreign currency monetary items are translated using the closing rate. Unrealized gains and losses on foreign currency translations are posted in the statement of comprehensive income. This is not applied for items related to the 108 Agreement with the government, as foreign currency risks are covered by the Agreement. Exchange rate differences on transactions under the Agreement are booked to a settlement account with the government on the balance sheet. See the further description of the 108 Agreement in notes 2.6.1 and 2.6.3.
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
2.5 Revenue recognition
Interest income is recognized in the statement of comprehensive income as it accrues, using the effective interest method. This is applied for all interest-bearing financial instruments, regardless of their measurement category.
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
2.6 Financial instruments
2.6.1 Financial instruments used and classification in portfolios
The Companys’s balance sheet consists to a great extent of financial instruments. The accounting policies related to these assets and liabilities are therefore critical for an understanding of the financial statements.
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
Loans and receivables measured at amortized cost consist of loans and receivables covered by an agreement with the authorities pursuant to Parliamentary Bill No. 108 (1977-78), (referred to as the 108 Agreement) and loans due from the former subsidiary Kommunekreditt Norge AS, presently renamed KLP Kreditt AS. The 108 Agreement has been established to provide exporters of capital goods financing on terms that are in accordance with OECD (Organization for Economic Co-operation and Development) regulations related to the Consensus Agreement for export financing (the CIRR scheme). Coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the 108 Agreement. The Company enters into derivative contracts on behalf of the 108 Agreement to reduce the market risk. See further description in note 2.6.3.
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
The Company has elected the fair value option for the main portion of its financial instruments, with three exceptions. Firstly, lending, borrowing and liquidity under the government supported 108 Agreement are measured at amortized cost. Secondly, funding to KLP Kreditt AS (formerly Kommunekreditt Norge AS) is measured at amortized cost. Thirdly, instruments for which fair value measurement is a requirement are not subject to the fair value option. The latter applies for financial assets and liabilities held for trading and all financial derivatives, which are required to be measured at fair value under present regulations.
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
Measurement at amortized cost
Lending, borrowing and liquidity at amortized cost are measured using the effective interest method. The effective interest method provides the principles of calculating the amortized cost of a financial asset or financial liability, and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument.
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
2.6.3 Presentation in the balance sheet and statement of comprehensive income
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
Changes in the value of loans measured at fair value are included in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.
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
Lending, borrowing and liquidity under the Agreement are included in the relevant balance sheet items together with transactions not covered by the Agreement. Interest income and interest expenses are recorded in the statement of comprehensive income using the effective interest method based on the rates agreed upon under the Agreement. Fees are recognized as interest income using the effective interest method when applying amortized cost.
A decrease in the value at the balance sheet date based on objective evidence of impairment for loans valued at amortized cost is reflected in the line item ‘Impairment charges on loans at amortized cost’ in the statement of comprehensive income.
Under present accounting regulation, certain components of the 108 Agreement, which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the Agreement due to changes in interest and foreign exchange rates, are defined as financial derivatives. Separate measurement at fair value for these derivatives have the potential to result in considerable increases in the Company’s income volatility. See note 13.
Securities
Interest bearing securities, consisting of commercial paper and bonds, are included in the line item ‘Securities’ in the balance sheet.
Interest income on securities is included in the line item ‘Net interest income’ using the effective interest method. The method is described in the section on amortized cost in note 2.6.2.2.
Realized gains or losses from the sale of securities, and changes in fair value of securities, are included in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

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
Interest, and the interest effect on economical hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’.
Portfolio Hedge Agreement
In March 2008 the Company entered into an agreement with a majority of the shareholders. The shareholders guarantee for further market value decline relative to the fair value as of end of February 2008 in the securities portfolio for an amount up to NOK 5 billion. This agreement is referred to as the Portfolio Hedge Agreement (PHA). The agreement meets the definitions of a financial derivative contract and is measured at fair value. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income. See note 13 for a description of the agreement.
Borrowings through the issue of securities
All borrowing is measured at fair value with the exception of borrowing under the 108 Agreement, which is measured at amortized cost. Changes in value of borrowings measured at fair value are included in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.
Reacquired debt
Reacquired debt is deducted from the same line item in which the initial issue was recorded. The reduction is made with the carrying value. For debt not covered by the 108 Agreement, there is no effect in the statement of comprehensive income from the reacquisition, as the debt is already measured at fair value.
2.7 Intangible assets
The Company’s intangible assets include both internally generated and acquired software systems. All have finite useful lives as the economic benefit of these assets is assessed to be time-limited. Identifiable costs for internally developed software controlled by the Company are capitalized as intangible assets when it is probable that economic benefits will exceed development expenses and if it is expected to have a useful life of more than three years.
Direct expenses are materials and salaries to employees directly involved in the projects, and are capitalized. Expenses related to maintenance of software and IT systems are recognized in the statement of comprehensive income as they occur. Capitalized software recorded in the balance sheet is depreciated on a straight-line basis over the asset’s useful life.
See note 15 for further information.
2.8 Property and equipment
Property and equipment are carried at historical cost less depreciation. Cost includes expenses directly related to the acquisition of the asset. Subsequent expenses are capitalized together with the relevant asset if it is probable that future economic benefits associated with the expenses will flow to the Company. Expenses for repairs and maintenance are recognized in the statement of comprehensive income as they occur. Depreciation is made on a straight-line basis over the asset’s useful life.
Depreciation rates are applied to the asset’s deemed cost, as recognized at transition to IFRS, for buildings, and to the asset’s historical cost for other equipment. Land and art is not depreciated.
An asset is derecognized when risks and rewards are transferred to another party.
See note 16 for further information.
2.9 Investment property
Part of the building owned by the Company can be sold separately and is leased out to various tenants. Investment property constitutes approximately 38 percent of the property. The cost model is applied for investment property. After initial recognition investment property is thus accounted for in the same way as property classified under property and equipment, and depreciation is made on a straight-line basis over the property’s useful life.
See notes 7, 10 and 16 for further information related to investment property.
2.10 Impairment of non-financial assets
When there are indications that an intangible asset, a piece of property or equipment, or an investment property may be impaired, its recoverable amount is estimated for that individual asset. The recoverable amount is the higher of an asset’s fair value less cost to sell, and the asset’s value in use. If the recoverable amount is lower than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. The impairment loss is recognized in the statement of comprehensive income.
2.11 Dividend
Dividend from subsidiaries to the parent company, and dividend from the parent company to its owners, is recognized in the year in which the dividend is formally approved by the Council of Representatives, and not in the fiscal year to which the dividend is related.
2.12 Pension commitments
The Company has a set of employee retirement plans. The plans are generally covered by group pension schemes funded and managed through life insurance companies, determined by periodic actuarial calculations.
Pension schemes of the Company define an amount of pension benefit that an employee will receive on retirement, dependent on several factors, such as age, years of service and compensation. The schemes are defined benefit plans.
The Company is required to establish an occupational pension scheme in accordance with the Norwegian law on required occupational pension (‘lov om obligatorisk tjenestepensjon’). The Company’s pension scheme meets the requirements of that law.

The pension expenses in the statement of comprehensive income are based on assumptions determined at the start of the period while the liability is based on assumptions at the end of the period (i.e. the balance sheet date).
Pension expenses are included in the line item ‘Salaries and other administrative expenses’ in the statement of comprehensive income.
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
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10 percent of the value of plan assets or 10 percent of the defined benefit obligation are recognized in the statement of comprehensive income over the employees’ expected average remaining working lives.
Past service costs are recognized immediately in pension expenses, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.
Social security tax related to the pension commitments is calculated based on the net pension obligation for each pension scheme at the end of the year, before taking into account unrecorded past service cost and unrecorded actuarial gain/losses.
Pension liabilities are classified under the line item ‘Provisions’, and prepaid pension cost is classified under the line item ‘Other assets’ in the balance sheet.
See notes 3.2 and 8 for further information.
2.13 Income taxes
The tax expense in the statement of comprehensive income consists of both current payable tax and changes in deferred tax. Current payable tax is based on taxable net income for the year. Change in deferred tax is based on temporary differences between accounting profit and taxable profit.
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
See notes 8 and 19 for further information.
2.15 Leases
The Company acts as both lessor and lessee in operating lease contracts.
Lease income is recognized in the statement of comprehensive income on a straight-line basis over the lease term. Assets subject to lease are recognized in the balance sheet according to the nature of those assets.
Lease payments are recognized as an expense on a straight-line basis over the lease term.
See note 6 and 7 for further information.
2.16 Cash equivalents
Cash equivalents are defined as bank deposits with maturity of less than three months from the date of acquisition. Other bank deposits are included in the line items ‘Purchase of financial investments’ and ‘Proceeds from sale or redemption of financial investments’ in the cash flow statement.
See note 26 for further information.

2.17 Discontinued operations
The sale of Kommunekreditt Norge AS in 2009 is presented as discontinued operations. See note 12 for further information.
2.18 Preference share
On November 26, 2008, Eksportfinans entered into an agreement with the Norwegian Government. The agreement was approved by the General Assembly on January 29, 2009, and gave Eksportfinans the opportunity to obtain funding from the Government the coming two years for financing of export projects that qualify under the OECD Consensus Agreement for export financing (the CIRR scheme).
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
The legal arrangement states that the preference share is a share. Under IFRS, however, it shows the basic features of a financial liability and is classified in the balance sheet accordingly. The liability is measured at amortized cost.
2.19 Financial guarantees
Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of the amount determined in accordance with IAS 37 and the amount initially recognized. Refer to note 30.3 for further information.
3 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of financial statements in conformity with IFRS requires management to use judgment in making estimates and assumptions that affect reported amounts of assets and liabilities, the reported amounts of income and expense during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. The following accounting estimates, which are based on relevant information available at the end of each period, include inherent risks and uncertainties related to judgments and assumptions made by management. We consider the following accounting estimates to be critical in applying our accounting policies due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on the financial statements.
Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. We do not believe that different assumptions are more likely than those utilized in the following critical accounting estimates, although actual events may differ from such assumptions. Consequently, our estimates could prove inaccurate, and we may be exposed to changes to earnings that could be material.
3.1 Fair value of financial instruments
Eksportfinans uses quoted prices where available, valuation techniques and theoretical models using market information. These estimates are calibrated against industry standards, economic models and observed transaction prices. Since Eksportfinans has adopted the fair value option for the majority of its financial assets and liabilities, market changes or changes to assumptions or estimated levels can significantly impact the fair value of an instrument as reported and have a significant impact on the statement of comprehensive income. The subjectivity of these assumptions is reduced by using observable market inputs in the valuations, such as a quoted price or rate, by using multiple models for valuation purposes, and by obtaining price and rate information from multiple sources.
The most critical accounting estimates and judgments are those related to fair value measurement of financial instruments using significant unobservable inputs. Unobservable inputs are most significant for structured bond debt, the swaps used to economically hedge the structured bond debt and export loans. For structured debt and related swap contracts, the most important assumptions that impact the estimate of fair value are the spread assumptions and the Monte Carlo simulations performed in order to be able to project expected coupon and maturity dates. Spread assumptions are to a large extent based on internal data. The simulations performed to project coupons and maturities are based on market data such as volatilities and correlations. However, there is little market data available to corroborate the simulations performed. For structured debt and related swap contracts, the most important assumptions that impact the estimate of fair value are the spread assumptions. Spread assumptions are to a large extent based on internal data.
Further information on fair value measurement techniques and assumptions are disclosed in note 4.
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
The applied discount rates are 3.8 percent and 4.5 percent for the pension cost and the pension liability respectively.
Estimated sensitivity of pension cost and obligation from changes in the discount rate:

(NOK millions)	Gross pension cost 1)	Projected benefit obligation

Discount rate applied	3.80%	4.50%
Actuarial calculation	19.5	188.5

Effect from 1 percentage point increase	(2.5)	(30.2)
Effect from 1 percentage point decrease	3.3	39.6

1)	Gross pension cost consists of the items ‘service cost’ and ‘interest cost’ specified in note 8.
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
See note 2.12 for accounting principles and note 8 for further information.
4 FAIR VALUE OF FINANCIAL INSTRUMENTS
4.1 Methodology
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
The degree of judgment used in the measurement of fair value of financial instruments is normally negatively correlated with the level of pricing observability. Financial instruments with quoted prices in active markets generally have higher observability of prices, and less judgment is exercised when measuring fair value. Conversely, instruments traded in non-active markets, or that do not have quoted prices, have lower observability of prices, and fair value is estimated through valuation models or other pricing techniques that require a higher degree of judgment.
The methodology used for estimating the fair value using a valuation model is to calculate the expected cash flows under the terms of each specific contract, and then discount these back to present values. The expected cash flows for each contract are either determined directly by reference to actual cash flows implicit in observable market prices, or through modeling cash flows by using appropriate financial market pricing models. The valuation technique makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. These techniques use observable market prices and rates as inputs, including interest rate yield curves for substantially the full term of the asset or liability, equity and commodity prices, option volatilities and currency rates. In some instances, the input to the valuation technique is determined using a regression analysis utilizing observable market data. In certain cases, the valuation techniques incorporate unobservable inputs. See description of fair value measurement of each class of financial instruments below for extent of unobservable inputs used. The fair value measurement generally incorporates appropriate credit spreads obtained from the market.
For financial instruments a significant share of prices are obtained from the market. Although the prices generally are not binding or directly tradable, they are observable in the market. As such, the Company primarily has financial instruments for which prices are quoted in an active market, or financial instruments for which credit spreads or other model inputs are observable in the market, and the models used to price them are transparent. Most of the portfolios consist of financial instruments for which the fair value is calculated using valuation models or index proxies judged to be sufficiently close to the securities proxied. The Company has developed an understanding of the information used by third party pricing sources to describe the estimated prices or model inputs. The information obtained from third party pricing sources was evaluated and relied upon based on the degree of market transactions supporting the price indications and the firmness of the price indications In these instances, our judgment was that this third party information was a reasonable indication of the financial instrument’s fair value.
In general, the Company goes through the following process to establish fair value for each financial instrument:
•	First, the Company seeks to identify current quoted prices in an active market for the financial instrument.

•	If there are no current quoted prices, the Company seeks to identify recent transactions for the same instrument.

•	If there are no recently quoted prices for the same instrument, the Company seeks to identify quoted prices for another instrument that is substantially the same.

•	If there are no quoted prices for essentially equal instruments, the Company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.

•	In certain instances, it is necessary for the Company to use unobservable inputs into the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.
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
For export lending, interest rate curves are obtained from market sources, and credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Norwegian Guarantee Institute for Export Credits (GIEK). An increase in the credit risk of the debtor will, as a result of the guarantee, not lead to more than an insignificant increase of the combined credit risk. For example, a loan made to a debtor guaranteed by a specific bank has a considerably lower spread than a direct loan made to the same bank. The Company therefore believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread. Credit ratings of all guarantors are monitored on an ongoing basis. Spreads are adjusted upon significant changes in rating for the guarantor since origination date, as the Company considers this as evidence of widening of spreads. Further, the Company analyses the development of initial margins over time. These data show that initial margins obtained for new guaranteed loans have not been functions of time, not even over the past two years. Credit spreads for guaranteed loans given by the Company, have consequently not increased with the significant general credit spread increase during the period. The spreads applied to fair value measurement of export loans are unobservable in the market. The method we have deemed the most correct one in absence of suitable market spreads has produced variation in credit spreads of less than 18 basis points per month 95% of the time. A spread widening of 18 basis points would give an estimated loss of NOK 290 million. As of the end of 2008 these numbers were 25 basis points and NOK 300 million respectively. The estimated profit/loss over one year is less than NOK 320 million (NOK 279 million as of December 31, 2008) with a 95% probability. The guarantees received are embedded in the loan agreements, and not separately transferable.
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
Securities:
Fair value of Eksportfinans’ portfolio of securities is partially established using valuation techniques and partially using prices quoted in active markets. Eksportfinans aims to maximize the use of observable inputs, and minimize the use of unobservable inputs, when estimating fair value. The valuation techniques used by Eksportfinans are well known and widely used models. The models mostly use publicly available market data as input, such as index levels, stock prices and bond credit spreads. Whenever available, the Company obtains quoted prices in active markets for fixed maturity securities at the balance sheet date. Market price data is generally obtained from exchange or dealer markets.
Since July 2008 the Company has used a factor model, deriving comparable spreads from the remaining liquidity of similar securities. This specifically developed factor model derives comparable spreads from the remaining liquidity of similar securities. An extensive analysis showed that only two factors were necessary to explain spread evolution with a high degree of accuracy. The two factors are the two year spread between the Euro swap two year rate and Euro government two year rate, and the iTraxx five year senior financials index spread. Eksportfinans applied the factor model to 58 percent of the securities, representing approximately 56 percent of the securities portfolios measured at market value as of December 31, 2009 and to 80 percent of the securities, representing approximately 70 percent of the trading portfolio measured at market value as of December 31, 2008.
For the remaining securities not valued with the factor model, nine had such short time to maturity that par value was used. One security was priced in the Company’s main trading system due to its simplicity. Two securities with Washington Mutual as counterparty were priced using one source, but calibrated with other quotes. For the remaining securities, Eksportfinans retrieved prices and credit spread quotes from sixteen different market makers and pricing vendors.
The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Among the sixteen different quote providers, the two major price providers covered 63 percent of the portfolio for which quotes were obtained. 40 percent of these securities had only one quote, 34 percent had two quotes, 22 percent had three quotes. As of December 31, 2008, the two major price providers covered 41 percent of the portfolio for which quotes were obtained. 53 percent of these securities had only one quote, 29 percent had two quotes and 7 percent had three quotes. Eksportfinans has established various controls to ensure the reasonableness of quotes for securities receiving only one quote, such as reconciling with other securities of similar currency, maturity, country or issuer and reconciling with actual trade data from Bloomberg. For securities receiving more than one quote, special consideration is given if the difference between the quotes exceeds set thresholds. For the bulk of the externally quoted portfolio, the spread in quotes was less than 20 basis points compared to 5 basis points as of December 31, 2008. The maximum difference was 1.84 percent compared to 6.6 percent as of December 31, 2008. For all quoted prices the median quote was used.
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
Eksportfinans’ structured issues currently consist of six main structure types:
•	The coupon is paid in a different currency than the foreign exchange cross (FX) for which the coupon is calculated.

•	The coupon is based on the minimum of two FX’s.

•	Fixed rate securities with Bermudan optionalities.

•	The coupon has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low.

•	The coupon is inversely linked to the London Interbank Offer Rate (LIBOR).

•	The coupon depends on the difference between two interest rates, for example ‘2 year swap minus 10 year swap’. This difference is multiplied with a factor, and both one and two currencies can be involved.
Structured bond debt (and their corresponding swaps, see section on financial derivatives above) are mostly valued using Company’s valuation system based on different, well known valuation models, such as Black and Scholes and Hull/White, as appropriate for the different types of structures. All models use observable market data. Market data such as volatilities, correlations, CMS factors and spreads are imported (unadjusted) directly from widely used information systems like Reuters and Bloomberg. All models are calibrated to produce the transaction price at day one and consequently there is no day one profits calculated using Eksportfinans’ methodology. The market data used are observable market input. This input is used to project both cash flows and maturity dates of the structured debt. This is to a large degree done by Monte Carlo simulations.
The system used by Eksportfinans for fair value measurement of structured bond debt has ten levels of accuracy, where 1 means least accurate but the shortest calculation time. For annual financial reporting purposes, the modeling accuracy used is 5. This is chosen after extensive testing conducted both by the Company and the system vendor, considering calculation time requirements, accuracy requirements, structure types, and calculation power.

The fair values established using the valuation models above are further supported by two sources of information. First, the values are assessed for reasonableness against values for the same instruments received from the counterparty in the transaction. Second, Eksportfinans buys back structured debt from time to time, and the fair values established are assessed for reasonableness against buy back transaction prices for similar debt. For 135 structured issues equaling approximately NOK 8 billion or 8 percent of the structured bond debt portfolio we used the fair value provided by the counterparty of each swap as the valuation system is not yet set up for these structures. The reasonableness of each value was assessed against market development of the risk factors involved and the reported change since end of November.
Changes in credit spread are considered in the valuation of structured bond debt. There is no market for trading in Eksportfinans’ structured debt. There are no other available market data that can be used for valuation purposes. The spreads applied are therefore based on current spreads of similar structured bond issues close to year end. This is an unobservable input to the valuation model. Increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of structured bond debt by approximately NOK 530 million as of December 31, 2009, down from NOK 720 million as of December 31, 2008.
Other bond debt:
Fair value of other bond debt is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from the market. . The credit spreads are derived from current spreads on Eksportfinans’ USD benchmarks quoted by Bloomberg. Only spreads supported by actual trades close to year end are used. Quoted spreads are also used for benchmark issues that are not quoted on Bloomberg. From the spread quotes obtained, a yield curve is derived by using a linear interpolation methodology. These are similar instruments, and the quoted prices cover the range of maturities in the benchmark debt portfolio.
In order to assess the reasonableness of the quotes used, spreads are also benchmarked against broker quotes obtained from four different dealers in Eksportfinans’ benchmark program.
Commercial paper debt:
Fair value of commercial paper debt (CP) is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves. Interest rate curves are obtained from market sources and credit spreads are based on initial margin relative to LIBOR at the time of borrowing. As Eksportfinans issued CP at approximately the same levels close to year end as the CP issued earlier in the year, no credit spread adjustment was done for the commercial paper debt. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of CP by approximately NOK 2 million as of December 31, 2009, down from NOK 13 million as of December 31, 2008.
Subordinated debt and capital contribution securities:
Fair value of subordinated bond debt and capital contribution securities are established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from market participants. The credit spreads are obtained from the arranger banks. Quotes come either as credit spreads relative to USD swap rates or the Gilt curve, or as a quoted fair value price. For quotes received in the form of credit spreads, appropriate net present value calculations derive the fair value of the security, using the quoted credit spread relative to the corresponding curve. The Company considers the spread and price quotes obtained as unobservable input to the valuation. Increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of subordinated debt and capital contribution securities by approximately NOK 11 million as of December 31, 2009 compared to NOK 12 million as of December 31, 2008.
4.2 Fair value hierarchy
IFRS 7 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources; unobservable inputs reflect the Company’s market assumptions. These two types of input have created the following fair value hierarchy:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3 — Inputs for the asset and liability that are not based on observable market data (unobservable inputs).
This hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuations where possible.
Tables below show the level in the fair value hierarchy in which fair value measurements are categorized for assets and liabilities measured in the statement of financial position.
Assets measured at fair value                     December 31, 2009

(NOK thousands)	Total	Level 1	Level 2	Level 3

Financial assets at fair value through profit or loss
Cash	4	4	0	0
Loans and receivables due from credit institutions	33,596,647	0	31,391,850	2,204,797
Loans and receivables due from customers	27,247,880	0	5,111,173	22,136,707
Securities	76,089,636	0	76,089,636	0
Financial derivatives	14,343,940	0	10,040,058	4,303,882
Other assets	2,975,755	0	2,975,755	0

Total	154,253,862	4	125,608,472	28,645,386

Liabilities measured at fair value             December 31, 2009

(NOK thousands)	Total	Level 1	Level 2	Level 3

Financial liabilities at fair value through profit or loss
Deposits by credit institutions	38,333	0	38,333	0
Commercial paper debt	19,107,830	0	19,107,830	0
Bond debt	138,174,622	0	53,921,814	84,252,808
Financial derivatives	14,809,777	0	3,742,920	11,066,857
Other liabilities	4,979,947	0	4,979,947	0
Subordinated debt	1,501,567	0	0	1,501,567
Capital contribution securities	419,265	0	0	419,265

Total	179,031,341	0	81,790,844	97,240,497

The movements of level 3 assets and liabilities in the year are shown as follows:
Assets measured at fair value based on level 3

	Fair value measurement at the end of the reporting period
(NOK thousands)	Financial assets at fair value though profit or loss			Total
	Loans and
	receivables due	Loans and
	from credit	receivables due	Financial
	institutions	from customers	derivatives

Opening balance Dec 31, 2008	2,307,615	26,157,289	6,777,965	35,242,869
Total gains or losses 1)	(251,413)	(1,051,530)	1,097,211	(205,732)
Issues	215,650	12,632,390	0	12,848,040
Settlements	(67,055)	(15,601,442)	(3,571,294)	(19,239,792)
Transfers into Level 3	0	0	0	0
Transfers out of Level 3	0	0	0	0
Closing balance Dec 31, 2009	2,204,797	22,136,707	4,303,882	28,645,386

Total gains or losses 1) for the period in profit or loss for assets held at the end of the reporting period	(116,360)	(992)	1,142,070	1,024,718

Liabilities measured at fair value based on level 3

	Fair value measurement at the end of the reporting period
(NOK thousands)	Financial liabilities at fair value though profit or loss				Total
				Capital
		Financial	Subordinated	contribution
	Bond debt	derivatives	debt	securities

Opening balance Dec 31, 2008	117,427,051	5,877,831	1,909,070	444,943	125,658,895
Total gains or losses 1)	(17,140,591)	7,333,216	(407,503)	(25,678)	(10,240,556)
Issues	47,880,395	0	0	0	47,880,395
Settlements	(63,914,047)	(2,144,190)	0	0	(66,058,237)
Transfers into Level 3	0	0	0	0	0
Transfers out of Level 3	0	0	0	0	0
Closing balance Dec 31, 2009	84,252,808	11,066,857	1,501,567	419,265	97,240,497

Total gains or losses 1) for the period in profit or loss for liabilities at the end of the reporting period	17,650,205	(18,049,469)	(127,838)	70,453	(456,649)

1)	Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.
4.3 Measurement categories
The classes of financial instrument fall into the following measurement categories (carrying amounts in NOK thousands):

	2009				2008
FINANCIAL ASSETS	FVO1)	HFT2)	L&R3)	TOTAL	FVO1)	HFT2)	L&R3)	TOTAL

Cash	4	0	0	4	4	0	0	4
L&R*) due from credit institutions	33,596,647	0	30,529,461	64,126,108	35,710,934	0	477,150	36,188,084
L&R*) due from customers	27,247,880	0	39,429,251	66,677,131	80,927,660	0	31,822,949	112,750,609
Securities	29,958,901	46,130,735	0	76,089,636	44,623,467	63,514,054	0	108,137,521
Financial derivatives	0	14,343,940	0	14,343,940	0	27,294,201	0	27,294,201
Other assets	2,975,755	0	807,532	3,783,287	11,380,819	0	905,977	12,286,796

TOTAL	93,779,187	60,474,675	70,766,244	225,020,106	172,642,884	90,808,255	33,206,076	296,657,215

FINANCIAL LIABILITIES	FVO1)	HFT2)	OLB4)	TOTAL	FVO1)	HFT2)	OLB4)	TOTAL

Deposits by credit institutions	38,333	0	0	38,333	326,595	0	0	326,595
Commercial paper debt	19,107,830	0	0	19,107,830	33,609,108	0	0	33,609,108
Bond debt	138,174,622	0	40,351,800	178,526,422	192,811,783	0	32,619,706	225,431,489
Financial derivatives	0	14,809,777	0	14,809,777	0	18,368,301	0	18,368,301
Other liabilities	4,979,947	0	143,943	5,123,890	8,076,312	0	221,342	8,297,654
Subordinated debt	1,501,567	0	0	1,501,567	1,909,070	0	0	1,909,070
Capital contribution securities	419,265	0	0	419,265	444,943	0	0	444,943
Preference share	0	0	11	11	0	0	0	0

TOTAL	164,221,564	14,809,777	40,495,754	219,527,095	237,177,811	18,368,301	32,841,048	288,387,160

*)	L&R = Loans and receivables

1)	FVO: Financial instrument at fair value through profit or loss — designated at initial recognition (fair value option)

2)	HFT: Financial instrument at fair value through profit or loss — held for trading

3)	L&R: Financial instrument at amortized cost — loans and receivables

4)	OLB: Financial instrument at amortized cost — other liabilities

4.4 Fair value of financial assets and liabilities
The following table presents the financial assets and liabilities of the balance sheet, with the fair value of each class of financial instrument:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

ASSETS
Cash	4	4
Loans and receivables due from credit institutions	64,215,598	36,243,913
Loans and receivables due from customers	72,552,694	118,176,932
Securities	76,089,636	108,137,521
Financial derivatives	14,343,940	27,294,201
Other assets	3,783,187	12,286,796

LIABILITIES
Deposits by credit institutions	38,333	326,595
Commercial paper debt	19,107,830	33,609,108
Bond debt	182,538,586	230,001,527
Financial derivatives	14,809,777	18,368,301
Other liabilities	5,123,890	8,297,653
Subordinated debt	1,501,567	1,909,070
Capital contribution securities	419,265	444,943
Preference share	11	0

5 NET GAINS/(LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE
Net realized and unrealized gains/(losses) on financial instruments at fair value:

(NOK thousands)	2009	2008	2007

Securities	1,776	962	6,195
Financial derivatives	(65,765)	72,844	0
Foreign currencies	(14,713)	21,846	(825)
Other financial instruments at fair value	143,062	87,213	18,162

Net realized gains/(losses)	64,360	182,865	23,532

Loans and receivables due from credit institutions	(71,414)	(215,720)	(222,057)
Loans and receivables due from customers	(4,014)	88,394	15,719
Securities	1,553,715	(2,953,646)	(1,118,778)
Financial derivatives	(9,916,308)	(3,649,100)	(1,541,928)
Commercial paper debt	76,365	(82,252)	4,353
Bond debt	4,516,472	10,465,890	2,084,275
Subordinated debt and capital contribution securities	71,094	106,807	80,634
Foreign currencies	(86,759)	15,632	3,116
Other financial instruments at fair value	3,319	17,816	(1,396)

Net unrealized gains/(losses)	(3,857,530)	3,793,821	(696,062)

NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(3,793,170)	3,976,686	(672,530)

Net unrealized gains/(losses) on securities:

(NOK thousands)	2009	2008	2007

Securities held for trading	776,960	(1,625,290)	(575,077)
Securities designated as at fair value at initial recognition	776,755	(1,328,356)	(543,701)

TOTAL	1,553,715	(2,953,646)	(1,118,778)

See note 29.4 for a presentation of the above tables through the eyes of management.
6 LEASES
Eksportfinans ASA leases parts of its office building to unrelated parties under operating lease contracts, with lease terms generally between five and ten years. The future minimum lease payments receivable under non-cancelable operating leases in the aggregate and for each of the following periods is shown in the table below:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Up to and including one year	6,718	6,391
From 1 year up to and including 3 years	10,941	11,158
From 3 years up to and including 5 years	7,398	7,817
After 5 years	1,891	5,599

TOTAL PAYMENTS RECEIVABLE	26,948	30,965

Eksportfinans ASA’s former wholly owned subsidiary Kommunekreditt Norge AS had an operating lease contract as a lessee, with an original lease term of ten years. The non-callable unexpired term of the contract was two years. The total of future minimum lease obligation under non-cancelable operating leases, by period when payment is due, is shown in the table below:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Up to and including one year	0	971
From 1 year up to and including 3 years	0	991
From 3 years up to and including 5 years	0	0
After 5 years	0	0

TOTAL OBLIGATION	0	1,962

7 OTHER INCOME

(NOK thousands)	2009	2008	2007

Rental income	1,481	1,428	1,231
Rental income investment property	5,267	5,131	6,301
Services to Kommunekreditt Norge AS 1)	2,100	12,000	12,000
Other income /(expenses) 2)	6,592	(36)	37

TOTAL	15,440	18,523	19,569

1)	The income from Kommunekreditt Norge AS related to management services are not eliminated by reclassification of the activities in the former subsidiary to discontinued operations as Eksportfinans during 2009 continued to provide the equivalent services to KLP Kreditt AS.

2)	Includes services to KLP Kreditt AS from March to December 2009, amounting to NOK 6.3 million.
8 EMPLOYEE RETIREMENT PLAN
Eksportfinans has a defined benefit occupational scheme for all employees in the form of a group pension scheme. The Company also has a contractual pension agreement (CPA) scheme that entitles staff to benefits from the age of 62 until they are eligible for a National Insurance pension upon reaching the age of 67.
The actuarial calculations are based on the following assumptions:

(Percent)	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007

Discount rate	4.50	3.80	4.70
Expected return on plan assets	5.70	5.80	5.75
Future salary increases	4.50	4.00	4.50
Future basic amount increase	4.25	3.75	4.25
Future pension increases	2.25	2.25	2.00
Expected CPA acceptance	20.00	20.00	20.00
Demographic assumption about mortality rate *)	K2005 adj.	K2005	K2005

*)	Statistical assumptions about mortality, as officially calculated in 2005.
The pension expenses consist of the following components:

(NOK thousands)	2009	2008	2007

Current service cost	13,844	13,561	11,539
Interest cost	5,664	5,848	6,298
Expected return on plan assets	(5,398)	(5,481)	(5,534)
Amortization of past service cost	211	211	211
Amortization of actuarial (gains)/losses	410	(36)	0
Administration cost	0	271	273
Social security tax	2,003	2,017	1,860

TOTAL PENSION EXPENSES	16,734	16,391	14,647

Pension expenses not included, related to discontinued operations	0	2,917	2,238
The amounts in the balance sheet are determined as follows:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Present value of funded obligations	147,549	142,213
Fair value of plan assets	101,535	108,712

Underfunded/(funded) status of funded obligations	46,014	33,501

Present value of unfunded obligations	40,924	39,693

Underfunded/(funded) status of all obligations	86,938	73,194

Unrecorded past service cost	(2,324)	(2,799)
Unrecorded actuarial (gains)/losses	(13,309)	(1,391)

NET PENSION LIABILITY	71,305	69,004

Pension liabilities in the balance sheet	72,302	69,905
Prepaid pension cost in the balance sheet	997	901

NET PENSION LIABILITY	71,305	69,004

Social security tax included	10,839	9,122

The movement in the defined benefit obligation over the year is as follows:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Beginning of year	181,906	161,525
Defined obligation of discontinued operations	(23,381)	0
Current service cost, excluding social security taxes	13,844	15,869
Interest cost	5,664	6,821
Actuarial losses/(gains)	12,913	(2,564)
Social security tax	692	2,349
Benefits paid	(3,165)	(2,094)

OBLIGATION AT AND OF YEAR	188,473	181,906

The contributions expected to be paid to the Company’s pension schemes in 2010 is NOK 10 millions.
The movement in the fair value of plan assets of the year is as follows:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Beginning of year	108,712	115,866
Plan assets of discontinued operations	(13,339)	0
Expected return on plan assets	5,398	6,409
Actuarial gains/(losses)	(5,367)	(14,506)
Employer contributions	7,409	2,019
Benefits paid	(1,278)	(1,076)

ASSETS AT END OF YEAR	101,535	108,712

Plan assets are invested as follows (according to regulatory guidelines established for life insurance companies):

(Percent)	Dec. 31, 2009	Dec. 31, 2008

Equity securities	14	4
Debt securities	68	73
Property	16	17
Other assets	2	6

TOTAL PLAN ASSETS	100	100

(Percent)	2009	2008

Actual return on plan assets	5.4	2.2
Historical development of the pension liabilities:

(NOK thousands)	2009	2008	2007	2006	2005

Present value of defined benefit obligations	188,473	181,906	161,525	200,563	141,712
Fair value of plan assets	101,535	108,712	115,866	156,198	176,045

Pension plan deficit/(surplus)	86,938	73,194	45,658	44,365	(34,333)

Unrecorded actuarial (gains)/losses and past service cost	(15,633)	(4,190)	7,698	(5,298)	2,867

NET RECORDED PENSION LIABILITY/(ASSET)	71,305	69,004	53,357	39,067	(31,466)

Actuarial losses/(gains) 1) for the year related to obligations	12,913	(2,564)	(63,670)	2,459	(2,094)
Actuarial gains/(losses) 1) for the year related to assets	(5,367)	(14,506)	(47,854)	0	(13,758)

1)	The actuarial gains and losses for 2005 are according to previous GAAP and not adjusted to IFRS
9 SALARIES AND OTHER ADMINISTRATIVE EXPENSES

(NOK thousands)	2009	2008	2007

Salaries, pension expenses and social security	109,017	103,070	89,209
Administrative expenses	42,689	42,695	39,778

TOTAL	151,706	145,765	128,987

10 OTHER EXPENSES

(NOK thousands)	2009	2008	2007

Building service	4,716	4,467	4,065
Building service investment property	599	609	569
Other expenses	9,939	7,958	6,138

TOTAL	15,254	13,034	10,772

11 INCOME TAXES
Taxes payable:

(NOK thousands)	2009	2008	2007

Pre-tax operating profit/(loss) from continuing operations	(2,500,891)	4,602,323	(320,028)
Permanent differences	4,135	1,010	(62,352)
Change in temporary differences	2,754,992	(3,757,948)	735,000
Pension scheme transition effect	0	0	(10,621)

Taxable income	258,236	845,385	341,999

Current taxes	72,306	236,708	95,760
Change in last year’s tax provision	0	(226)	0
Change in deferred taxes	(771,398)	1,052,225	(205,800)

Total income taxes in income statement	(699,092)	1,288,707	(110,040)

Current taxes in statement of income	72,306	236,708	95,760
Withholding tax already paid	(777)	(1,116)	0
Tax effect from expenses related to new share capital	0	(3,230)	0
Taxes payable in from discontinued operations	1,826	58,384	25,916

Taxes payable in balance sheet	73,355	290,745	121,676

Deferred taxes / deferred tax assets:

(NOK thousands)	2009	2008	2007

Deferred tax/(deferred tax assets) beginning of year	931,220	(79,125)	103,636
Deferred tax/(deferred tax assets) related to discontinued operations	(2,892)	0	0

Depreciation of revaluation of property	(3,470)	(3,307)	(2,958)
Mark-to-market adjustments financial instruments	(3,552,178)	3,776,659	(698,450)
Realization of interest swaps according to tax rules 1)	807,248	0	0
Excess book value over tax depreciation	(465)	(254)	(8,603)
Employee retirement plan	(6,128)	(15,150)	(24,989)

Change in tax-increasing temporary differences	(2,754,992)	3,757,948	(735,000)

Applied tax rate	28%	28%	28%

Tax on changes in temporary differences	(771,398)	1,052,226	(205,800)

Tax on changes in temporary differences related to discontinued operations	0	(41,880)	23,039
Deferred tax/(deferred tax assets) end of year	156,931	931,220	(79,125)

1)	The application of the realization principle for taxation of interest swaps has been clarified as a result of a legally binding judgment from 2009. Eksportfinans has changed the treatment of interest swaps for taxation purposes in order to comply with the principles of the judgment, and has established a new temporary difference in the 2009 tax calculation related to realization of income/expenses from interest swaps.
Temporary differences:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Revaluation of property	131,780	135,250
Mark-to-market adjustments financial instruments	(283,748)	3,282,709
Realization of interest swaps according to tax rules 1)	807,248	0
Excess book value over tax depreciation	(23,509)	(23,167)
Employee retirement plan	(71,305)	(69,005)

Total tax-increasing temporary differences	560,466	3,325,787

Tax on temporary differences	156,931	931,220

1)	The application of the realization principle for taxation of interest swaps has been clarified as a result of a legally binding judgment from 2009. Eksportfinans has changed the treatment of interest swaps for taxation purposes in order to comply with the principles of the judgment, and has established a new temporary difference in the 2009 tax calculation related to realization of income/expenses from interest swaps.

Reconciliation of income taxes:

(NOK thousands)	2009	2008	2007

Pre-tax operating profit/(loss) from continuing operations	(2,500,891)	4,602,323	(320,028)

Tax calculated at a 28% nominal tax rate	(700,249)	1,288,650	(89,608)

Income not subject to tax	(200)	(200)	(64,433)
Expenses not deductible for tax purposes	4,335	1,210	2,081
Other items	0	(807)	(10,621)

Reconciliation items	4,135	203	(72,973)

Tax effect on reconciliation items	1,159	57	(20,432)

Taxes / (tax income) in the income statement	(699,091)	1,288,707	(110,040)

Effective tax rate of taxes in the income statement	28.0%	28.0%	34.4%
Tax effect from reconciliation items above	0.0%	0.0%	-6.4%

Tax rate after reconciliation	28.0%	28.0%	28.0%

Applicable tax rate	28.0%	28.0%	28.0%

Difference	0.0%	0.0%	0.0%

12 DISCONTINUED OPERATIONS
On May 7, 2009, Eksportfinans entered into a sale and purchase agreement with Kommunal Landspensjonskasse (KLP) for all shares in its subsidiary Kommunekreditt Norge AS. The sale was finalized on June 24, 2009, while the price of the shares was agreed to be the carried value of the net assets in Kommunekreditt’s financial statements as of March 31, 2009. The only effect after March 31, 2009, is the expenses incurred related to the sale of the subsidiary.
The discontinued operations (the parts of the subsidiary that were sold) are presented separately in the statement of comprehensive income and in the cash flow statement, in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. This reclassification is made for all periods presented, and the remaining line items reflect the continuing operations in the Company, without Kommunekreditt. No reclassification is made for comparative figures in the balance sheet.
Initially, and for a period of approximately two years, the continuing operations will include lending to and interest income from the then former subsidiary. As Eksportfinans’ funding of Kommunekreditt’s operations will be continued for a period, the profit and loss figures of the parent company Eksportfinans ASA best represent the continuing operations. When Eksportfinans gradually ceases to fund Kommunekreditt Norge AS, with the last down-payment by the end of 2011, the contribution to the business from the former subsidiary will decline. Pursuant to the agreement with KLP, Eksportfinans also retained around NOK 11 billion of loans lent by Kommunekreditt.
Specification of the profit/(loss) for the period from the discontinued operations:

(NOK thousands)	2009	2008	2007

Net interest income	119,815	244,841	127,013

Net gain on sale of subsidiary / Income on investments in group companies	(10,458)	0	0
Commissions and expenses related to banking services	5	18	21
Net gains/(losses) on financial instruments at fair value	(91,632)	(148,831)	84,186

Net other operating income	(102,095)	(148,849)	84,165

Total opearating income	17,720	95,992	211,178

Salaries and other administrative expenses	8,680	36,464	35,231
Depreciation	85	382	398
Other expenses	757	1,624	1,393

Total operating expenses before impairment charges on loans	9,522	38,470	37,022

Pre-tax operating profit/(loss)	8,198	57,522	174,156

Taxes	7,050	16,504	48,954

Profit/(loss) for the period from discontinued operations	1,148	41,018	125,202

1)	Decomposition of net gain on sale of subsidiary in 2009:

(NOK thousands)	Profit/(loss)

Proceeds from sale of Kommunekreditt Norge AS	869,644
Net book value of investment in Kommunekreditt Norge AS	(869,644)
Expenses related to sale of Kommunekreditt Norge AS	(10,458)

Net gain from sale of group companies before taxes	(10,458)

The result of discontinued operations in the parent company for 2009 equals the net gain on sale of the subsidiary. The corresponding result for 2008 is dividend from the subsidiary.
Operational segments are presented in note 31. The operational segment that reflects municipal lending is not comparable to the profit/(loss) from discontinued operations above. The presentation in note 31 shows municipal lending as an integrated business area, regardless of legal company boundaries. The only purpose of the presentation of discontinued operations is to illustrate the earnings that will no longer flow to the Company after the sale of the legal entity Kommunekreditt Norge AS. As Eksportfinans continues to fund the former subsidiary, the main portion of the present earnings will continue to be a part of Eksportfinans’ operations and income.

13 FINANCIAL DERIVATIVES
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
The credit risk related to existing agreements is considered to be low, as all parties involved are major Norwegian and international financial institutions. In addition to trading only with counterparties having a sufficiently high rating all derivative transactions are traded under ISDA (International Swaps and Derivatives Association) agreements. For a significant part of the derivative counterparties Eksportfinans has entered into master collateral agreements represented as annexes in the ISDA agreements. These credit support annexes (CSAs) enable Eksportfinans to call for collateral if the derivative exposure exceeds set limits. A majority of the CSA agreements have daily frequency. The same strict requirements and monitoring procedures in force for loan guarantees also apply to the Company’s counterparties under agreements related to financial derivatives. The risk of non-performance is considered in the estimates of fair value of derivative assets and liabilities.
The following overview of the Company’s financial derivatives shows the nominal gross amounts and the fair value of the agreements involved:

	Dec. 31, 2009		Dec. 31, 2008
(NOK thousands)	Notional	Fair value	Notional	Fair value

Interest rate derivatives	182,037,837	2,468,880	256,573,338	5,196,580
Currency rate derivatives	144,521,292	1,536,952	166,093,762	130,621
Interest and currency rate derivatives	54,494,208	(1,570,119)	69,041,108	(409,140)
Equity derivatives	47,276,415	(4,282,152)	54,667,550	944,133
Portfolio Hedge Agreement	54,478,866	1,035,751	77,827,732	2,617,855
108 derivatives	45,476,829	16,976	39,995,104	5,503
Other financial derivatives	5,012,350	327,875	6,799,748	440,348

TOTAL	533,297,797	(465,837)	670,998,342	8,925,900

Financial derivatives assets		14,343,940		27,294,201
Financial derivatives liabilities		14,809,777		18,368,301

NET DERIVATIVES		(465,837)		8,925,900

The notional is defined as the principal amount of the agreement at year-end.
Interest rate derivatives cover:
•	Interest rate swaps — agreements to swap the nominal interest rates payable within a certain period.

•	Forward rate agreements (FRAs) — agreements that fix the rate of interest to a nominal amount for a future period.

•	Agreements that set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.
Currency rate derivatives cover:
•	Forward purchases/sales agreements — agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.

•	Short-term currency swap agreements (FX swaps) — agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.
Combined interest rate and foreign currency rate derivatives cover:
•	Interest and foreign currency swaps — long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.

•	Interest and foreign currency swaps combined with other interest and foreign currency derivatives include the following:
•	Agreements which set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.

•	Foreign currency options — agreements that offer the right — but no obligation — to sell or buy a certain nominal amount at a predetermined rate.

•	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.

•	Call or put options — agreements that give the right to cancel the agreement before its maturity date, or to extend the agreement.
Equity derivatives cover:
•	Interest and foreign currency swaps combined with agreements that relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed-upon level.

•	Interest and foreign currency swaps combined with stock options — agreements that offer the right — but no obligation — to sell or purchase a defined number of shares at a pre-determined, agreed-upon price.
Portfolio hedge agreement (PHA):
•	Eksportfinans has entered into a derivative Portfolio Hedge Agreement with the majority of its shareholders. This majority holds 99.5 percent of the Company’s shares. The purpose of the agreement is to hedge against future market value decline in the former liquidity portfolio, consisting of asset backed securities (ABSs) and senior financial investments. The agreement, effective from March 1, 2008, offsets losses up to NOK 5 billion on securities held in the liquidity portfolio as of February 29, 2008. The agreement also offsets any gains on securities held in the portfolio as of the same date, including the accumulated loss in the portfolio of NOK 1,642 million as of February 29, 2008. The agreement covers both interest rate risk and credit spread risk. The payments to or from the Company related to these losses or gains, respectively, will take place on the last day of February each year, with the first payment in 2011. In Eksportfinans’ accounts, however, the PHA agreement will mirror the development in the guaranteed portfolio. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Any sale or other disposal of securities in the portfolio below par value requires Eksportfinans to compensate the guarantors with the par value. Eksportfinans pays a monthly fee of NOK 5 million to the participants to the agreement. The maximum use of the NOK 5 billion guarantee was NOK 2.7 billion, which occurred in November 2008. As credit spreads and liquidity has improved in the market through 2009, the utilization has declined steadily and stood at NOK 1.04 billion as of December 31, 2009.
108 Agreement derivatives:
•	The 108 Agreement is a government supported arrangement to facilitate lending to companies involved in the Norwegian export industry. Certain components of the 108 Agreement, which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the Agreement due to changes in interest and foreign exchange rates, are considered to meet the definitions of a derivative according to IAS 39. The embedded derivatives in the 108 Agreement are recognized in the balance sheet as an asset or a liability depending on the net fair value of the derivatives at the reporting date.
Other financial derivatives cover:
•	Interest and foreign currency swaps combined with agreements that provide the option to receive physical securities (such as U.S. Treasury bonds) in exchange for the nominal amount of the agreement.

•	Credit linked swaps — interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in the form of one or several bonds.

•	Commodity derivatives — interest and foreign currency swaps combined with agreements which relate to the future price level of a commodity or commodity index in relation to a pre-determined agreed price.
14 LOANS AND RECEIVABLES
Loans and receivables due from credit institutions:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Bank deposits and other claims on banks	8,203,466	8,572,502
Loans, nominal amount	26,325,312	28,171,232
Loan to KLP Kreditt AS, nominal amount	30,058,114	—
Accrued interest and adjustment to fair value on loans	(460,784)	(555,650)

TOTAL	64,126,108	36,188,084

The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.
Loans and receivables due from customers:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Loans due from customers, nominal amount	65,818,915	111,056,852
Accrued interest and adjustment to fair value on loans	858,216	1,693,757

TOTAL	66,677,131	112,750,609

Total loans:
Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Loans due from non-group credit institutions	26,325,312	28,171,232
Loan to KLP Kreditt AS	30,058,114	—

Total loans due from credit institutions	56,383,426	28,171,232
Loans due from customers	65,818,915	111,056,852

TOTAL NOMINAL AMOUNT	122,202,341	139,228,084

Loans by categories:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Commercial loans	83,374,405	107,676,773
Government-supported loans	38,827,936	31,551,311

Total nominal amount	122,202,341	139,228,084

Capital goods	28,346,792	19,930,929
Ships	36,376,587	31,630,787
Export-related and international activities *)	16,651,595	28,809,334
Loans to Norwegian local government sector	5,778,227	53,854,415
Loan to KLP Kreditt AS	30,058,114	—
Loans to Norwegian savings banks	4,943,000	4,943,000
Loans to employees	48,026	59,619

Total nominal amount	122,202,341	139,228,084

Amount included that is expected to be settled after more than twelve months	95,629,250	119,747,252

*)	Export-related and international activities consist of loans to the following categories of borrowers:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Oil and gas	25,273	605,696
Pulp and paper	0	4,932,500
Engineering and construction	1,011	30,340
Aluminum, chemicals and minerals	7,513	13,463
Aviation and shipping	39,715	105,733
Consumer goods	3,051,932	3,715,478
Banking and finance	8,260,042	8,874,976
Real estate management	5,237,282	5,569,168
IT and telecommunication	0	4,927,500
Other categories	28,827	34,480

TOTAL NOMINAL AMOUNT	16,651,595	28,809,334

15 INTANGIBLE ASSETS
The Company’s intangible assets consist mainly of software systems.

		Other
	Internally	intangible
(NOK thousands)	generated	assets	Total

Book value at Jan. 1, 2008	9,639	17,020	26,659
Additions during the year	0	9,133	9,133
Disposals during the year	411	0	411
Depreciation during the year	1,892	6,664	8,556

Book value at Dec. 31, 2008	7,336	19,489	26,825

Cost at Dec. 31, 2008	13,231	75,393	88,624
Total accumulated depreciation at Dec. 31, 2008	5,895	55,904	61,799

Book value at Dec. 31, 2008	7,336	19,489	26,825

Book value at Jan. 1, 2009	7,336	19,489	26,825
Additions during the year	1,055	6,862	7,917
Disposals during the year	0	0	0
Depreciation during the year	1,915	6,854	8,769

Book value at Dec. 31, 2009	6,476	19,497	25,973

Cost at Dec. 31, 2009	14,286	82,255	96,541
Total accumulated depreciation at Dec. 31, 2009	7,810	62,758	70,568

Book value at Dec. 31, 2009	6,476	19,497	25,973

Useful life	3-7 years	3-7 years	3-7 years
Depreciation rates	14-33%	14-33%	14-33%
Depreciation of intangible assets is included in the line item ‘Depreciation’ in the statement of comprehensive income.

16 PROPERTY, EQUIPMENT AND INVESTMENT PROPERTY

			Buldings
			and land at	Investment
(NOK thousands)	Equipment		own use	property	Total

Book value at Jan. 1, 2008	11,643		134,179	76,203	222,025
Additions during the year	4,648		2,120	217	6,985
Disposals during the year	535		0	0	535
Impairment / (reversal of impairment)	0		0	0	0
Depreciation during the year	4,067		4,331	2,655	11,053

Book value at Dec. 31, 2008	11,689		131,968	73,765	217,422

Cost at Dec. 31, 2008	83,081		144,522	81,460	309,063
Total accumulated depreciation at Dec. 31, 2008	71,392		12,554	7,695	91,641

Book value at Dec. 31, 2008	11,689		131,968	73,765	217,422

Book value at Jan. 1, 2009	11,689		131,968	73,765	217,422
Additions during the year	3,295		417	0	3,712
Disposals during the year	366		0	0	366
Impairment / (reversal of impairment)	0		0	0	0
Depreciation during the year	3,313		5,146	3,153	11,612
Disposals during the year: sale of subsidiary	1,336		0	0	1,336

Book value at Dec. 31, 2009	9,969		127,239	70,612	207,820

Cost at Dec. 31, 2009	84,674		144,939	81,460	311,073
Total accumulated depreciation at Dec. 31, 2009	74,705		17,700	10,848	103,253

Book value at Dec. 31, 2009	9,969		127,239	70,612	207,820

Useful life	3-7 years	*)	10-67 years	10-67 years
Depreciation rates	14-33%		0-10%	1.5-10%

*)	Equipment includes art with NOK 1,894 thousand at December 31, 2008 and NOK 1,939 thousand at December 31, 2009. Art is not depreciated.
Income and expenses related to the investment property are specified in note 7 and 11 respectively.
The fair value of the investment property at the balance sheet date is estimated to approximately NOK 153 million. This is based on estimates prepared by a qualified, independent valuer as of December 31, 2008, NOK 157 million, and updated by the Company by the use of publicly available industry indices (OPAK) as of December 31, 2009.
17 OTHER ASSETS

(NOK thousands)	Dec. 31,2009	Dec. 31,2008

Settlement account 108 Agreement	799,682	590,983
Cash collateral	2,975,755	11,378,619
Delayed payment, securities not delivered from our custodian	0	305,912
Other	7,850	11,282

TOTAL	3,783,287	12,286,796

18 LOANS TO ELECTED OFFICERS
No loans have been provided to any elected officers, except for loans to the employees’ representatives, which are included in loans to employees in note 14.
No loans have been provided to companies in which Eksportfinans’ board members, members of the control committee or chairman of the council of representatives are board members as of December 31, 2009.
Bank deposits are not defined as loans. These loans are granted as loans at ordinary terms to customers.
19 PROVISIONS

(NOK thousands)	Dec. 31,2009	Dec. 31,2008

Pensions	72,302	69,905
Salaries and social security	16,687	14,251

TOTAL	88,989	84,156

20 OTHER LIABILITIES

(NOK thousands)	Dec. 31,2009	Dec. 31,2008

Grants to mixed credits	308,771	388,130
Cash collateral	4,785,833	7,849,743
Other short-term liabilities	29,286	59,781

TOTAL	5,123,890	8,297,654

21 SUBORDINATED DEBT

(NOK thousands)	Dec 31, 2009	Dec 31, 2008

JPY 15 bilions, 4.80% , due 2015	1,093,313	1,410,346
USD 60 millions, 0.46% , due 2016	326,603	398,979
USD 15 millions, 0.44% , due 2016	81,651	99,745

TOTAL	1,501,567	1,909,070

Under swap agreements that have been arranged for the loans, the Company’s interest obligation is at a variable rate in USD. The conditions comply with the requirements of Finanstilsynet (the Norwegian Financial Supervisory Authority) for additional capital.
22 CAPITAL CONTRIBUTION SECURITIES
The Company’s capital contribution securities consist of one loan of GBP 50 million at 5.918 percent fixed rate per annum. Under a 10-year swap agreement that has been arranged for the loan, the Company’s interest obligation is at a variable rate.
The capital contribution securities are perpetuals, but the Company has a unilateral right to call the securities at February 19, 2013 and every third month thereafter, at face value. The conditions comply with the requirements of Finanstilsynet (the Norwegian Financial Supervisory Authority) for core capital.
23 SHAREHOLDERS
At the end of 2009, Eksportfinans ASA had a share capital of NOK 2,771,097 thousand, divided into 263,914 authorized shares of nominal value NOK 10,500. In addition, the Company has issued one preference share with the same nominal value. At the end of 2008, the Company had a share capital of NOK 2,771,097 and 263,914 shares issued. All shares are fully paid.

	December 31, 2009		December 31, 2008
	Number	Ownership	Number	Ownership
December 31, 2009	of shares	percentage	of shares	percentage

DnB NOR Bank ASA	105,557	40.00	105,557	40.00
Nordea Bank Norge ASA	61,246	23.21	61,246	23.21
The Norwegian State, the Ministry of Trade and Industry	39,588	15.00	39,587	15.00
Danske Bank A/S	21,348	8.09	21,348	8.09
Sparebanken Øst	12,787	4.84	12,787	4.84
Sparebanken Møre *)	3,551	1.35	3,499	1.33
Sparebanken Hedmark	3,499	1.33	3,499	1.33
Sparebanken Sør	3,497	1.32	3,497	1.32
Sparebanken Sogn og Fjordane	3,478	1.31	3,478	1.31
Sparebanken Vest	2,638	1.00	2,638	1.00
SpareBank 1 SMN	1,857	0.70	1,857	0.70
Voss Veksel og Landmandsbank ASA	1,050	0.40	1,050	0.40
Fana Sparebank	943	0.36	943	0.36
Handelsbanken	563	0.21	563	0.21
Sparebanken Pluss	529	0.20	529	0.20
Helgeland Sparebank	377	0.14	377	0.14
SpareBank 1 Volda Ørsta	296	0.11	296	0.11
SpareBank 1 Ringerike	235	0.09	235	0.09
SpareBank 1 Modum	188	0.07	188	0.07
SpareBank 1 Buskerud-Vestfold	188	0.07	188	0.07
SpareBank 1 Nøtterøy-Tønsberg	174	0.06	174	0.06
Haugesund Sparebank	94	0.04	94	0.04
SpareBank 1 Gran	94	0.04	94	0.04
BNP Paribas, Oslo Branch	83	0.03	83	0.03
SpareBank 1 Halden	38	0.02	38	0.02
Skudenes & Aakra Sparebank	17	0.01	17	0.01
Tingvoll Sparebank *)	—	0.00	52	0.02

TOTAL	263,915	100	263,914	100

*)	On November 30, 2009, Sparebanken Møre incorporated Tingvoll Sparebank, including all its shares in Eksportfinans ASA.
In addition to 263,914 ordinary shares with a nominal value of NOK 10,500 per share, the Company has issued one preference share with a nominal value of NOK 10,500. The preference share is owned by the Norwegian Government and was issued in relation to an agreement with the Government on January 29, 2009. This share is classified as a financial liability in the balance sheet (see note 2.18). All shares, both ordinary shares and the preference share, represent one vote.
A shareholder agreement exists between the major and some of the minor shareholders, whereby they have given each other the priority to acquire any shares the others may sell in Eksportfinans ASA. The shareholder agreement comprises 71 percent of the shares.
24 RESERVES WITHIN EQUITY
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
25 CAPITAL MANAGEMENT
The primary objectives of the Company’s capital management are to have a sound capital base and to ensure the Company’s high credit rating from the international rating agencies and compliance with externally imposed capital requirements, in order to support its business and to provide returns for shareholders and benefits for other stakeholders.
Eksportfinans maintains an actively managed capital base to cover risks inherent in the business. The adequacy of Eksportfinans capital is monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking supervision (‘BIS rules/ratios’) and adopted by The Financial Supervisory Authority of Norway.
In 2008, the company and its owners initiated and carried out several measures as a response to the turmoil in the capital markets. On March 13, the General Assembly voted to increase the share capital by NOK 1.2 billion through the issuance of new share capital from its owners. In March, Eksportfinans’ entered into an agreement (the Portfolio Hedge Agreement) with the majority of its shareholders whereby they undertook to hedge against further market value decline after February 29, 2008. For further details regarding the agreement, see note 13. On November 26, Eksportfinans entered into an agreement with the Norwegian Government. The agreement establishes that the Government will provide funding to Eksportfinans throughout 2010 for financing of new export projects that qualify under the OECD Consensus Agreement for export financing (the CIRR scheme).
Dividend is determined with the aim to ensure an adequate level of growth and profitability for Eksportfinans as well as a satisfactory return for the shareholders. There were no proposed or declared dividends for 2008. On March 2, 2010, the Board proposed a dividend of NOK 700 million related to the fiscal year 2009. Although still a part of equity in the balance sheet as of December 31, 2009, the dividend is included as a deduction from the core capital in the calculations below, in accordance with Norwegian capital adequacy regulations.
Through the ICAAP-process, the board has decided that the company should aim for a regulatory core capital of about 9 percent. The general minimum core capital requirement, according to the Norwegian capital adequacy regulations, is 4 percent. The minimum total risk capital requirement is 8 percent.
During the past year, Eksportfinans has complied with all its externally imposed capital requirements.
Risk capital:
(NOK thousands and as percentage of risk-weighted assets and off-balance)

GROUP	Dec. 31, 2009		Dec. 31, 2008

Share capital	2,771,097		2,771,097
Share premium reserve	176,586		176,586
Other equity	2,459,846		4,260,498

Total equity	5,407,529		7,208,181

Declared dividends	700,000
Capital contribution securities	465,850		506,050
Deductions	1,358,208		3,900,435
Additions	4,124		11,930

Total core capital:	3,819,295	9.7%	3,825,726	8.1%

Subordinated debt	1,371,773		1,627,598
Capital contribution securities not included in core capital	0		0
Deductions	0		0
Additions	46,097		46,097

Additional capital:	1,417,870	3.6%	1,673,695	3.5%

Total risk capital	5,237,165	13.3%	5,499,421	11.6%

Risk-weighted balance sheet and off-balance sheet items:

GROUP
(NOK thousands)	Dec. 31, 2009		Dec. 31, 2008
	Book value	Weighted value	Book value	Weighted value

Loans to and receivables due from credit institutions	64,126,108	12,825,222	36,188,084	7,237,617
Loans to and receivables due from customers	66,677,131	8,151,892	112,750,609	18,600,153
Securities	76,089,636	11,580,863	108,137,521	15,617,012
of which held for trading	46,130,740	5,752,071	63,514,060	6,834,727
Financial derivatives	14,343,940	2,599,070	27,294,201	2,091,764
Other assets	4,017,084	806,672	12,531,047	2,562,691

Total assets on balance	225,253,899	35,963,718	296,901,462	46,109,237

Off-balance sheet items		465,232		689,523
Operational risk		2,689,000		446,972
Foreign currency exchange risk		162,129		79,453

Total risk-weighted assets		39,280,079		47,325,185

26 CASH AND CASH EQUIVALENTS
For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Cash and balances with Norwegian banks	95,753	710,745
Cash and balances with foreign banks	1,277,628	132,957
Bank deposits with maturity less than three months	3,150,103	6,483,025

TOTAL CASH AND CASH EQUIVALENTS	4,523,484	7,326,727

The amounts are included in the balance sheet line item ‘Loans and receivables due from credit institutions’.
27 FINANCIAL RISK MANAGEMENT
Risk management structure
Eksportfinans seeks to monitor and control risk exposure through a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems. In addition, a number of committees are responsible for monitoring risk exposures and have general oversight of the Company’s risk management process as described further below. The Board of Directors (referred to as the Board) has developed guidelines for loans to the export lending industry, liquidity management, funding, interest rate exposure, currency risk exposure, liquidity risk and credit exposure for the parent company.
Organization
The Director of Risk Management reports directly to the Company’s CEO. Risk Management has responsibility for conducting company-wide compliance such as counterparty credit quality checks and risk limit checks against guidelines, as well as risk pricing, asset and liability projections, sensitivity analysis and reporting.
The team responsible for the day-to-day management of market risk is referred to as the internal bank. The internal bank has the operative responsibility of the main hedging activities in the market as well as controlling the liquidity by monitoring short term borrowing programs.
Committees overseeing the risk:
•	The Group of Managing Directors

•	The Credit Committee

•	The Asset and Liability Committee

•	The Product Approval Committee
28 CREDIT RISK
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
Eksportfinans relies on domicile country as well as credit ratings and analyses from the major rating agencies (FitchRatings, Moody’s Investor Services and Standard & Poor’s) to monitor the credit quality of all guarantors and credit counterparties in the financial investments and derivatives portfolios. If a counterpart has no rating from the three international agencies the Company uses internal ratings published by the Company’s main owner banks for some Norwegian, Swedish, Danish and Finnish counterparties. These “shadow ratings” are well known and widely used in the market by other institutions. Reports are provided regularly to senior management and the Board. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other forms of support for the loans.

The following table presents loans by type of security/exposure:

(Percent)	Dec. 31, 2009		Dec. 31, 2008

Government guarantees	21.6		13.2
Loans to and guarantees from Norwegian local authorities	1.7		35.7

Public sector borrowers/guarantors	23.3		48.9
Guarantees from Norwegian banks	28.2	1)	19.9
Loans to Norwegian banks	35.4		8.8
Guarantees from banks in OECD countries	12.8		13.1
Other 2)	0.3		9.3

TOTAL	100.0		100.0

Total nominal amount in NOK thousands (from note 15)	122,202,341		139,228,084

1)	25.6 of 28.2 is from related parties as defined in note 32, totaling NOK 34.4 million as of December 31, 2009.

2)	The decrease in ‘Other’ is due to a cash deposit held over year end for a loan not paid out in 2008, amounting to approx NOK 10 billion.
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
28.1 Credit risk measurement
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
The exposure related to derivative contracts is based on the mark-to-market value of the contracts, and is converted into a measure of credit risk in order to reflect that the counterparties might not meet their contractual obligations. The exposure is measured by calculating the net market value of all eligible transactions with the counterparty, including an add-on for each contract to take account of the potential future exposure that may arise from changes in market factors such as interest- or currency rates. The add-on for a position is a rising function of time to maturity and market volatility in the risk factors (i.e. interest rate curve or currency volatility) of the transaction. The add-on is also a function of the exposure type. For example the add-on of an interest derivative swap will be different for a currency swap with the same maturity and notional amount.
The Company has had no credit derivative contracts since July 2007.
Counterparty exposures are subject to an annual credit assessment. The exposure is mostly towards the OECD (Organization for Economic Cooperation and Development) area, mainly related to Norwegian and European counterparties. The largest counterparties as per year end are KLP (as Eksportfinans provides funding to the daughter company Kommunekreditt which was acquired from Eksportfinans), The Kingdom of Norway (through GIEK), and DnB NOR Bank. The exposure to KLP to fund Kommunekreditt’s loans has municipality loans as irrevocable guarantees, hence the counterparty risk is lower than for a direct exposure to Norwegian municipalities. The Company has also extended some payment guarantees to support the Norwegian export industry, see note 30.3.
28.2 Risk limit control and mitigation policies
Credit limits are determined on the basis of Eksportfinans’ risk capital, as well as the counterparty’s rating, size and risk capital. Maximum limits are subject to the statutory limitations for large exposures to individual clients. In addition to limits on counterparty exposure the Company also has maximum limits on country exposure, counterparty type (sovereign, non-sovereign) and type of exposure to reduce concentration risk.
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
Eksportfinans has CSA agreements with around 50 different counterparties as of December 31, 2009 compared to 47 different counterparties as of December 31, 2008, among which, 30 have daily collateral exchange. Eksportfinans accepts only cash as collateral. As of December 31, 2009, 90 percent of total number of derivative transactions and 87 percent of total derivative exposure are covered under CSA agreements.

The following table shows posted and received collateral from these agreements:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Posted	2,975,755	11,378,619
Received	4,785,737	7,849,743

NET AMOUNT	(1,809,982)	3,528,876

28.3 Maximum credit risk exposure
Eksportfinans monitors its maximum exposure by excluding collateral or other credit enhancements. The table below displays this maximum exposure as of December 31:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Loans and receivables due from credit institutions	33,596,652	35,710,839
Loans and receivables due from customers	27,295,907	80,987,279
Loans at amortized cost	69,910,685	32,240,480
Securities	76,089,636	108,137,521
Financial derivatives 1)	14,343,940	27,294,201

TOTAL	221,236,820	284,370,320

1)   Represent financial derivatives with positive mark-to-market values, netting effect is not included.
Cash collateral received related to the credit exposure for financial derivatives is specified in note 28.2. Credit enhancements for securities exist in the form of the indemnification agreement (Portfolio Hedge Agreement — PHA) described in note 13. Credit quality of securities and loans are described in note 28.5.
Exposures related to payment guarantees and loan commitments are disclosed in note 30.3.
28.4 Loans past due or impaired
Due from credit institutions:

(NOK thousands)	Dec. 31, 2009		Dec. 31, 2008

Interest and principal instalment 1-30 days past due	0		495
Not matured principal on loans with payments 1-30 days past due	0		350,000

Interest and principal instalment 31-90 days past due	0		436,170	2)
Not matured principal on loans with payments 31-90 days past due	0		0

Interest and principal instalment more than 90 days past due	408,500	1)	0
Not matured principal on loans with payments more than 90 days past due	0		0

TOTAL LOANS THAT ARE PAST DUE	408,500		786,665

Relevant collateral or guarantees received	0		350,495

Estimated impairments on loans measured at amortized cost	0		0

Due from customers:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Interest and principal instalment 1-30 days past due	4,829	77,549
Not matured principal on loans with payments 1-30 days past due	11,886	1,526,873

Interest and principal instalment 31-90 days past due	6,882	17,769	3)
Not matured principal on loans with payments 31-90 days past due	47,289	293,896

Interest and principal instalment more than 90 days past due	7,955	11,916
Not matured principal on loans with payments more than 90 days past due	58,414	39,449

TOTAL LOANS THAT ARE PAST DUE	137,255	1,967,452

Relevant collateral or guarantees received	137,255	1,958,432

Estimated impairments on loans measured at amortized cost	0	0

1)	NOK 408,500 thousand as of December 31, 2009 relates to direct exposure towards Icelandic banks. The fair value of these loans recognized in the balance sheet was NOK 98,040 thousand as of December 31, 2009.

2)	NOK 436,170 thousand as of December 31, 2008 relates to direct exposure towards Icelandic banks. The fair value of these loans recognized in the balance sheet was NOK 21,809 thousand as of December 31, 2008.

3)	NOK 9,020 thousand of the total NOK 1,967,452 thousands of loans past due relates to guarantee exposure towards Icelandic banks as of December 31, 2008. As of December 31, 2009 this loan is considered guaranteed in a satisfactory manner.
The loans referred to under 1) and 2) are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’.
Apart from the fair value adjustments already recognized in the statement of comprehensive income, related to the exposure towards the Icelandic banks discussed above, the Company considers all other receivables to be secured in a satisfactory manner.

28.5 Credit quality of securities and loans
The tables below show the credit quality of debt securities, treasury bills and equivalents by rating agency designation, based on Standard & Poor’s, or their equivalent, credit rating of the issuers:

	December 31, 2009
	Treasury
	bills or
(NOK millions)	equivalent	Trading securities	Other securities	Total amount	Total in %

AAA	10,108,759	18,833,612	1,070,893	30,013,264	39%
AA+ to AA-	742,726	5,428,232	6,774,373	12,945,331	17%
A+ to A-	1,060,430	10,238,099	14,048,028	25,346,557	33%
Lower than A-	0	614,649	3,741,991	4,356,640	6%
No international rating	0	0	3,427,844	3,427,844	5%

TOTAL	11,911,915	35,114,592	29,063,129	76,089,636	100%

	December 31, 2008
	Treasury
	bills or
(NOK thousands)	equivalent	Trading securities *)	Other securities	Total amount	Total in %

AAA	2,646,850	32,150,949	639,396	35,437,195	33%
AA+ to AA-	1,236,703	5,386,576	10,771,876	17,395,155	16%
A+ to A-	375,535	23,885,857	24,111,095	48,372,487	45%
Lower than A-	0	0	1,075,408	1,075,408	1%
No international rating	0	126,584	5,730,692	5,857,275	5%

TOTAL	4,259,088	61,549,966	42,328,467	108,137,521	100%

‘Trading securities’ is not the same as the Company’s trading portfolio, as the trading portfolio may include treasury bills or other equivalents. Other securities consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated asset-backed securities and some bonds issued by unrated Danish and Norwegian savings banks. The issuers of securities or deposit-taking institutions are selected according to the same credit criteria as guarantors for loans.
Securities that are expected to be settled after more than twelve months from the balance sheet date amount to NOK 56.736 million as of December 31, 2009 (NOK 66,108 million as of December 31, 2008).
Credit quality of loans, based on credit rating of the guarantors:

	December 31, 2009
	Export lending	Municipal lending	Other*	Total	Total
(NOK thousands)	Exposure	Exposure	Exposure	amount	in %

AAA	27,452,792	32,203,393	5,073,156	64,729,341	49%
AA+ to AA-	4,600,463	2,886,337	1,155,340	8,642,139	7%
A+ to A-	40,875,463	2,203,001	2,221,758	45,300,222	35%
Lower than A-	2,058,961	246,845	0	2,305,806	2%
No international rating	6,608,390	3,169,314	48,026	9,825,730	8%

TOTAL	81,596,068	40,708,890	8,498,279	130,803,238	100%

*	Includes depo and employee loans.

	December 31, 2008
	Export lending	Municipal lending	Other*	Total	Total
(NOK thousands)	Exposure	Exposure	Exposure	amount	in %

AAA	20,452,894	49,641,815	0	70,094,709	47%
AA+ to AA-	14,228,021	2,528,524	3,090,299	19,846,845	13%
A+ to A-	36,204,618	5,683,269	3,405,539	45,293,426	30%
Lower than A-	362,770	250,180	0	612,950	0%
No international rating	9,258,566	2,925,911	906,286	13,090,763	9%

TOTAL	80,506,869	61,029,700	7,402,124	148,938,693	100%

28.6 Concentration of credit risk
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
Eksportfinans has indirect exposure towards the municipality sector through its loan to Kommunekreditt which was acquired by KLP in 2009. Kommunekreditt will receive funding from Eksportfinans over two years and the municipality loans Eksportfinans funds is taken as pledge for the loan. Norwegian municipalities by law cannot be declared bankrupt so we judge the indirect concentration of credit risk towards the municipality sector to be low.
In the ordinary course of business, Eksportfinans may be subject to a concentration of credit risk to a particular bank guarantor or bond issuer. The largest direct exposure towards any counterparty was 38 percent of Eksportfinans’ equity as of December 31, 2008 and 49 percent as of December 31, 2009.

28.7 Effects from credit spread changes
The amount of change, during the period and cumulatively, in the fair value that is attributable to changes in the credit risk of the financial assets and liabilities, is determined by multiplying the sensitivity of the instrument to credit spreads by the change in credit spread since inception. The credit sensitivity is calculated in the main trading system by altering discount curves by one basis point, and is increasing in time to maturity. Credit spreads are obtained from the market, see note 4, and the instrument sensitivities are estimated based on observable market data input.
Loans and receivables as at fair value through profit and loss:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Maximum exposure to credit risk of loans and receivables	60,892,559	116,698,117

Change during the period in fair value of loans and receivables attributable to changes in credit spread	463,918	(962,831)

Accumulated change in fair value of loans and receivables attributable to changes in credit spread	(492,077)	(955,996)

Financial liabilities as at fair value through profit and loss:

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Amount contractually required to pay at maturity	167,281,592	234,042,639
Accrued interest	163,619	1,220,852
Adjustments to fair value	11,586,131	20,282,621

Carrying amount of the financial liabilities at fair value	179,031,342	255,546,112

Change during the period in fair value of financial liabilities attributable to changes in credit spread	3,529,784	(4,801,113)

Accumulated change in fair value of financial liabilities attributable to changes in credit spread	(1,746,893)	(5,276,677)

The credit spread effects are related to the fair value of the asset or liability in the balance sheet. A negative figure in the liabilities table therefore means that the credit spread effect reduces the value of the liability, consequently making a positive effect in the statement of comprehensive income.
29 MARKET RISK
Market risk is the risk of loss due to an adverse move in the market value of an asset, a liability or a derivative contract. For Eksportfinans the market value of the net positions will primarily depend on interest- and exchange rates. Hence the market risk is primarily the risk of adverse shifts in interest- and exchange rates. We do define also credit spreads to be market risk and the PHA agreement was established to hedge out the market risk from credit spreads in the PHA portfolio. Besides the PHA agreement the Company does not hedge credit spreads.
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
29.1 Market risk measurement techniques
Financial instruments account for the bulk of the Company’s assets and liabilities. Eksportfinans measures market risk by currency exposure and interest rate sensitivity.
Currency exposure towards a particular currency is measured as the net of assets and liabilities for the currency, plus the basis currency bought spot or forward with settlement in NOK minus basis currency sold spot or forward settling in NOK, adjusted for the value of any option positions.
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
29.2 Foreign exchange risk
Currency exposure arises from future margins only. All notionals are currency hedged. Each instrument is swapped to Eksportfinans’ three main business currencies EUR, USD and NOK and net exposure in EUR and USD is further hedged by foreign exchange forward. The Board has approved this currency risk and strategy, and at the present time Eksportfinans can have aggregate net positions in foreign currencies according to limits set by the Board.

The tables below set forth a summary of Eksportfinans’ total exposure to currencies other than NOK as of end of 2008 and 2009:

				Amount of net
	Balance sheet			position covered by
(NOK thousands)	assets/(liabilities)	Derivatives	Net position1)	108 Agreement items

December 31, 2009

CAD	(871,667)	872,188	521	149
JPY	(70,241,907)	70,242,084	177	339
SEK	663,350	(662,919)	431	0
EUR	8,714,850	(8,697,277)	17,573	10,379
DKK	12,494,090	(12,492,470)	1,620	205
USD	(24,113,841)	23,971,880	(141,961)	(145,605)
Other currencies	(20,546,793)	20,529,827	(16,966)	1,145

TOTAL	(93,901,918)	93,763,313	(138,605)	(133,388)

December 31, 2008

CAD	(1,456,086)	1,456,878	792	537
JPY	(78,556,494)	78,557,017	523	468
SEK	(417,422)	418,516	1,094	0
EUR	27,952,808	(27,874,384)	78,424	13,887
DKK	3,716,317	(3,712,849)	3,468	236
USD	(26,362,925)	26,331,267	(31,658)	(190,693)
Other currencies	(33,192,880)	33,171,401	(21,479)	1,231

TOTAL	(108,316,682)	108,347,846	31,164	(174,334)

1)	Net position includes amounts covered by the 108 Agreement.
Eksportfinans has set currency risk limits and does currency hedging according to these. The set currency limits exclude currency exposure from subsidized lending (the 108 Agreement), as the Government assumes this risk. Currency exposure from subsidized lending is adjusted after regular meetings with the Government, and adjustments may be less frequent than for the Company’s residual currency risk management. The below tables show currency exposure through 2008 and 2009, including peaks, and excluding the exposure from subsidized lending and for liabilities in contracts covering leases and maintenance. These exposures constitutes what we manage currency risk relative to, and as described do not equal the above tables for total currency positions.
Currency exposure:

			Other
(NOK thousands)	EUR	USD	currencies	Total

As of December 31, 2009	7,239	3,645	(16,056)	(5,172)

Maximum through 2009 2)	20,034	165,968	(12,866)	130,141
Minimum through 2009 2)	(21,193)	3,645	(30,862)	(14,962)
Average through 2009	3,480	48,157	(23,977)	27,661

GROUP			Other
(NOK thousands)	EUR	USD	currencies	Total

As of December 31, 2008	59,598	156,886	(18,634)	197,850

Maximum through 2008 2)	159,812	286,198	12,816	217,705
Minimum through 2008 2)	(72,083)	(4,079)	(285,093)	(50,322)
Average through 2008	(6,512)	50,021	(29,341)	15,554

As of December 31, 2007	(12,392)	11,987	(5,718)	(6,123)
As of December 31, 2006	5,795	12,554	(1,307)	17,042
As of December 31, 2005	5,531	10,612	(262)	15,881

2)	The maximum and minimum exposures in general do not occur on the same date for different currencies.
The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged.
The profit and loss effect on Eksportfinans’ balance sheet as of December 31, 2009 due to an adverse change of 10 percent in foreign currency exchange rates is estimated to be NOK 2.7 million compared to NOK 24 million as of December 31, 2008. Annualized fluctuation in EURNOK and USDNOK based on 95 percent confidence interval of daily changes through 2009 are 29 percent and 19 percent respectively, compared to 32 percent and 19 percent through 2008.
29.3 Interest rate risk
Eksportfinans’ guidelines with respect to interest rate risk include limits on interest rate exposure for market-based activities.
Interest rate risk is managed by a separate risk management function and reported regularly to the Group of Managing Directors and to the Board. The Board sets the permitted level of interest rate exposure.
The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The interest rate exposure as of December 31, 2009 is negative 292 thousand. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, actual interest rate exposure may be different since the estimates do not account for covariance between the selected interest points.
Interest rate exposure as of December 31, 2009 (from a 1basis point shift of interest rate curves):

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total

As of December 31, 2009	(131)	(40)	70	(191)	(292)

Maximum through 2009 1)	(11)	54	80	220	(40)
Minimum through 2009 1)	(265)	(153)	(73)	(232)	(322)
Average through 2009	(150)	(32)	27	(55)	(210)

Interest rate exposure as of December 31, 2008 (from 1basis point shift of interest rate curves):

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total

As of December 31, 2008	(177)	(140)	13	(55)	(359)

Maximum through 2008 1)	35	21	96	121	54
Minimum through 2008 1)	(246)	(186)	(85)	(113)	(374)
Average through 2008	(126)	(70)	11	22	(164)

As of December 31, 2007	(174)	(56)	2	(11)	(240)
As of December 31, 2006	(212)	(85)	298	24	25
As of December 31, 2005	(157)	(78)	289	1	55

1)	The maximum and minimum exposure in general does not occur on the same date for different currencies.
Eksportfinans considers changes of interest rates of 24 basis points to be reasonably possible as of December 31, 2009 (61 basis points as of December 31, 2008). The effect on profit and loss from such changes in interest rates is shown below:

GROUP				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total

As of December 31, 2009	(12,543)	(3,827)	6,691	(18,358)	(28,037)

As of December 31, 2008	(43,247)	(34,195)	3,236	(13,493)	(87,700)

We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Isolated for the securities portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 16 million as of December 31, 2009, compared to NOK 20 million as of December 31, 2008. Annualized fluctuation of credit spread in securities portfolio based on 95 percent confidence interval of monthly changes through 2009 is 59 basis points. Through 2008, 95 percent of the annualized monthly spread changes was less than 135 basis points.

29.4 Effects from economic hedging
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
Net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges:

(NOK thousands)	2009	2008	2007

Securities1)	(58,224)	(41,779)	6,195
Foreign currencies	(14,713)	21,846	(825)
Other financial instruments at fair value1)	137,298	202,798	18,162

Net realized gains/(losses)	64,361	182,865	23,532

Loans and receivables1)	(48,512)	(609,963)	(72,030)
Securities1)	99,438	(600,597)	(1,107,668)
Commercial paper debt1)	74,694	(78,235)	1,393
Bond debt1)	(3,917,868)	4,882,813	492,970
Subordinated debt and capital contribution securities1)	1,122	166,347	1,118
Foreign currencies	(86,759)	15,632	3,116
Other financial instruments at fair value1)	8,881	(21,058)	(6,549)

Net unrealized gains/(losses)	(3,869,004)	3,754,939	(687,650)

Financial derivatives related to 108 Agreement2)	11,473	38,881	(8,412)

NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(3,793,170)	3,976,685	(672,530)

1)	Including financial derivatives with purpose of economic hedging

2)	Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.
Net realized and unrealized gains/ (losses) on securities:

(NOK thousands)	2009	2008	2007

Net realized gains/(losses) on securities1)	(58,224)	(41,779)	6,195
Net unrealized gains/(losses) on securities1)	99,438	(600,597)	(1,107,668)

TOTAL	41,214	(642,376)	(1,101,473)

1)	Including financial derivatives with purpose of economic hedging

(NOK thousands)	2009	2008	2007

Securities not hedged by PHA1)	15,554	(32,062)	11,560
Securities hedged by PHA1)	1,607,765	(3,228,169)	(1,113,033)
Portfolio Hedge Agreement (PHA)	(1,582,105)	2,617,855	—

TOTAL	41,214	(642,376)	(1,101,473)

1)	Including financial derivatives with purpose of economic hedging
See note 13 for a description of the Portfolio Hedge Agreement (PHA).
30 LIQUIDITY RISK
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.
Liquidity risk can arise from call and trigger features in the structured funding portfolio that have unknown maturity dates, constituting approximately 35 percent of the Company’s total assets. This uncertainty is generally benign, as the number of different structures is high and the risk factors determining actual (and unknown) maturities are well diversified. Liquidity risk can also arise from prepayment optionalities in asset backed securities (the asset backed securities portfolio makes up approximately 42 percent of the liquidity portfolio that is covered by the Portfolio Hedge Agreement (PHA), whereas the PHA portfolio is approximately 23 percent of total assets).
30.1 Liquidity risk management process
Risk associated with insufficient access to liquidity is managed by operating several diversified short-term and long-term borrowing programs that provide access to the funding markets. In addition, Eksportfinans holds a securities portfolio that consists of a liquidity reserve portfolio and the PHA portfolio. As of December 31, 2009 the two portfolios had market values of NOK 24 billion and NOK 52 billion respectively, down from NOK 30 billion and NOK 72 billion as of December 31, 2008.
The primary purpose of the liquidity reserve portfolio is to be a liquidity buffer when funding cannot be secured according to plan. It can also be used to absorb fluctuations in the cash flow due to prepayment of assets, or as a buffer for liabilities maturing early due to structured funding calls/triggers being activated. The liquidity reserve portfolio is invested in assets that can easily be converted to cash. The conversion to cash may happen through sale in the secondary market, through a repo or through repayment of principal. The PHA portfolio is likely to be held to maturity as a consequence of the Portfolio Hedge Agreement.
The Company monitors the liquidity capacity and the need for refinancing over the next 12 months under both ‘normal’ and ‘stressed’ conditions. In a normal situation the maturities on the liability side will be met by new borrowings, however in a stressed condition, access to the wholesale funding market is assumed closed. The Company aims for positive liquidity capacity over the next 12 months under stressed conditions. Monitoring expected time to maturity for assets and liabilities as well as the difference between the financing need and the liquidity capacity gives the Company a good indication of the liquidity risk, and symmetrical maturity profiles on the asset and liability sides are important mitigating factors. Eksportfinans also monitors concentration risk to mitigate dependency on one market or one trader, and controls refinancing risk by limiting short-term borrowing.

In 2009 the Company established an Asset & Liability Management Group (ALM) and an Asset & Liability Committee (ALCO). The ALM group consists of senior members from Capital Markets, Export Lending, Risk Management and Financial Control and ensures cross-organisational information flow and treatment. ALCO consists of the group of managing directors. ALCO is the decision making body in the Asset & Liability governance structure, where decisions are based on proposals from the ALM Group.
30.2 Maturity analysis
Maturity analysis of the Group’s financial liabilities based on contractual maturities (including off-balance sheet items):

			From 3 months
	Up to and	From 1 month up	up to and	From 1 year up
	including	to and including	including	to and including	Over
(NOK thousands)	1 month	3 months	1 year	5 years	5 years	Total

December 31, 2009

Non-structured bond debt	75,797	720,268	27,824,045	55,725,554	18,955,248	103,300,913
Structured bond debt	15,069,341	33,882,776	37,040,222	12,188,887	4,780,465	102,961,691
Commercial paper debt	12,173,077	6,528,577	413,560	0	0	19,115,213
Cash collateral	4,785,737	0	0	0	0	4,785,737
Subordinated loans	399	97	46,537	614,041	983,569	1,644,642
Preferance share	0	0	0	11	0	11
Capital contribution securities	0	27,569	0	520,988	0	548,557
Derivatives	(716,444)	(1,132,606)	(1,642,908)	3,229,227	3,518,813	3,256,082
Loan commitments (off-balance)	1,977,241	1,235,776	1,730,086	3,035,986	0	7,979,089

TOTAL	33,365,148	41,262,457	65,411,542	75,314,694	28,238,095	243,591,936

December 31, 2008

Non-structured bond debt	9,293	5,413,721	11,780,810	72,390,446	20,529,230	110,123,500
Structured bond debt	17,806,902	29,955,709	44,819,313	21,536,997	8,764,236	122,883,158
Commercial paper debt	11,354,083	9,430,464	12,825,928	0	0	33,610,475
Cash collateral	7,849,743	0	0	0	0	7,849,743
Subordinated loans	3,966	619	35,189	140,246	1,675,898	1,855,918
Capital contribution securities	0	6,908	16,758	578,493	0	602,159
Derivatives	376,911	2,815,330	(1,369,142)	2,165,254	223,195	4,211,548
Loan commitments (off-balance)	1,395,501	6,870,338	5,824,421	7,002,292	0	21,092,552

TOTAL	38,796,399	54,493,089	73,933,277	103,813,728	31,192,560	302,229,053

The figures in the above table include principal and interest payable at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities.
The Company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.
Maturity analysis of the Group’s financial assets and liabilities based on expected maturities of balance sheet values:

		From 1 month	From 3 months
	Up to and	up to and	up to and	From 1 year up
	including	including	including	to and including	Over
(NOK thousands)	1 month	3 months	1 year	5 years	5 years	Total

December 31, 2009

Assets
Loans and receivables due from credit institutions	3,753,535	5,694,601	18,298,811	30,933,497	5,445,664	64,126,108
Loans and receivables due from customers	790,250	999,343	5,415,764	35,251,800	24,219,974	66,677,131
Securities	5,216,873	11,200,842	17,355,976	35,156,442	7,159,503	76,089,636
Financial derivatives	1,043,819	1,510,372	5,308,628	4,187,334	2,293,787	14,343,940
Cash collateral	0	2,975,755	0	0	0	2,975,755

TOTAL ASSETS	10,804,477	22,380,913	46,379,179	105,529,073	39,118,928	224,212,570

Liabilities
Deposits by credit institutions	0	0	0	38,333	0	38,333
Non-structured bond debt	0	465,828	25,099,340	51,619,844	18,119,910	95,304,922
Structured bond debt	540,784	5,968,674	20,994,925	29,492,100	26,225,017	83,221,500
Commercial paper debt	12,171,185	6,649,702	286,943	0	0	19,107,830
Financial derivatives	261,737	149,028	5,140,711	2,462,691	6,795,610	14,809,777
Cash collateral	169,098	4,616,639	0	0	0	4,785,737
Subordinated loans	0	0	0	408,254	1,093,313	1,501,567
Capital contribution securities	0	0	0	419,265	0	419,265
Preference share	0	0	0	11	0	11

TOTAL LIABILITIES	13,142,804	17,849,871	51,521,919	84,440,498	52,233,850	219,188,942

	From 1 month		From 3 months
	Up to and	up to and	up to and	From 1 year up
	including	including	including	to and including	Over
(NOK thousands)	1 month	3 months	1 year	5 years	5 years	Total

December 31, 2008

Assets
Loans and receivables due from
credit institutions	8,915,544	1,639,293	2,282,777	17,487,484	5,862,986	36,188,084
Loans and receivables due from
customers	7,625,038	11,111,435	17,420,808	56,473,505	20,119,823	112,750,609
Securities	5,943,186	24,650,401	11,535,117	58,301,271	7,707,546	108,137,521
Financial derivatives	3,693,084	2,246,796	2,627,012	9,710,669	9,016,640	27,294,201
Cash collateral	11,378,619	0	0	0	0	11,378,619

TOTAL ASSETS	37,555,471	39,647,925	33,865,714	141,972,929	42,706,995	295,749,034

Liabilities
Deposits by credit institutions	273,653	0	0	52,942	0	326,595
Non-structured bond debt	0	6,205,606	10,202,318	71,643,901	21,645,173	109,696,998
Structured bond debt	853,305	9,722,882	30,944,114	28,488,044	45,726,146	115,734,492
Commercial paper debt	11,346,716	9,575,512	12,686,880	0	0	33,609,108
Financial derivatives	432,501	2,711,767	1,169,583	3,240,138	10,818,236	18,372,225
Cash collateral	7,849,743	0	0	0	0	7,849,743
Subordinated loans	0	0	0	498,724	1,410,346	1,909,070
Capital contribution securities	0	0	0	444,943	0	444,943

TOTAL LIABILITIES	20,755,918	28,215,767	55,002,895	104,368,692	79,599,901	287,943,173

For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system.
30.3 Off-balance sheet items
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

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Notional amount of financial guarantees	2,064,833	3,565,995
Loan commitments
In the normal course of the Company’s lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding is expected to be disbursed within three years. The following table shows the undrawn loan commitments at the reporting date, based on signed loan agreements.

(NOK thousands)	Dec. 31, 2009	Dec. 31, 2008

Loan commitments	7,979,089	21,092,552
31 SEGMENT INFORMATION
The Company is divided into three business areas, export lending, municipal lending and securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS, in addition to loans directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company’s funding. Income and expenses related to treasury are divided between the three business areas.
The segment information is in line with the management reporting.

	Export lending			Municipal lending			Securities
(NOK thousands)	2009	2008	2007	2009	2008	2007	2009	2008	2007

Net interest income 1)	643,244	408,894	195,006	171,847	60,513	17,708	654,499	353,961	221,287

Commissions
and income related to banking services 2)	1,576	2,210	2,092	0	0	0	0	0	0
Commissions
and expenses related to banking services 2)	0	0	0	0	0	0	0	33,750	0
Net gains/(losses)
on financial instruments at fair value 3)	91,255	(508,079)	0	0	0	0	(58,224)	(41,998)	6,195
Income/expenses divided by volume 4)	51,113	74,814	8,816	22,159	72,884	14,116	56,157	88,925	11,989

Net other operating income	143,944	(431,055)	10,908	22,159	72,884	14,116	(2,067)	13,177	18,184

Total net income	787,188	(22,161)	205,914	194,006	133,397	31,824	652,432	367,138	239,471

Total operating expenses	104,450	88,490	75,388	27,850	36,910	41,965	55,041	52,630	44,331

Pre-tax operating profit/(loss)	682,738	(110,651)	130,526	166,156	96,487	(10,141)	597,391	314,508	195,140

Taxes	191,167	(30,983)	36,548	46,523	27,016	(2,839)	167,270	88,063	54,639

Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	491,571	(79,668)	93,978	119,633	69,471	(7,302)	430,121	226,445	140,501

1)	Net interest income includes interest income directly attributable to the segments based on Eksportfinans’s internal pricing model. The treasury department obtains interest on Eksportfinans’s equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.

2)	Income/(expenses) directly attributable to each segment.

3)	For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.

4)	Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement. For 2009, this mainly consists of realized gains on repurchase of Eksportfinans’s own debt.

Reconciliation of segment profit measure to total comprehensive income
(NOK thousands)	2009	2008	2007

Export lending	491,571	(79,668)	93,978
Municipal lending	119,633	69,471	(7,302)
Securities	430,121	226,445	140,501

Non-IFRS profit/(loss) for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	1,041,325	216,248	227,178

Profit/(loss) for the year from discontinued operations, net of taxes	1,148	41,018	125,202
Net unrealized gains/(losses) on financial instruments at fair value	(3,857,530)	3,793,821	(696,062)
Unrealized gains/(losses) related to the Icelandic bank exposure included above 1)	(91,255)	508,079
Tax effect 2)	1,105,660	(1,204,532)	194,897

Total comprehensive income	(1,800,652)	3,354,634	(148,786)

1)	Reversal of previously recognized loss (at exchange rates applicable at December 31, 2009).

2)	28 percent of the unrealized items above.

Segment assets
(NOK thousands)	2009	2008	2007

Export lending	81,431,112	80,767,568	56,431,412
Municipal lending	40,463,241	58,797,415	68,275,885
Securities	76,854,743	109,349,809	71,638,517
Unallocated assets	26,504,803	47,986,670	22,373,995

Total assets	225,253,899	296,901,462	218,719,809

Geographical segments
The geographical segments are based on the location of the Company’s customers. For property, equipment and intangible assets, the carrying amount is allocated based on the location of the asset. Norway is the home country of the Company and is also its main geographical segment.

	Total interest	Total
(NOK thousands)	and related income	assets	Investments *)

2009

Norway	4,766,170	102,871,921	11,629
Other European countries	1,520,001	84,632,545	0
The Americas	573,906	24,758,725	0
Other countries	352,431	12,990,708	0

Total	7,212,508	225,253,899	11,629

2008

Norway	7,480,681	130,643,625	16,118
Other European countries	3,343,845	123,229,998	0
The Americas	823,764	24,760,017	0
Other countries	607,244	18,267,822	0

Total	12,255,534	296,901,462	16,118

2007

Norway	5,335,690	121,229,509	22,604
Other European countries	2,372,286	63,945,900
The Americas	443,962	20,725,494
Other countries	775,204	12,818,906

Total	8,927,142	218,719,809	22,604

*)	Investments made during the year in property, plant, equipment, and intangible assets
32 RELATED PARTIES
The Company’s two largest shareholders are considered to be related parties.

	Acquired		Guarantees	Guarantees	Portfolio hedge
(NOK thousands)	loans 1)	Deposits 2)	issued 3)	recieved 4)	agreement 5)

Balance January 1, 2008	9,690,407	301,254	2,129,583	7,251,431	0
Change in the period	343,196	3,609,988	(55,486)	2,055,499	1,678,975

Balance December 31, 2008	10,033,603	3,911,242	2,074,097	9,306,930	1,678,975

Balance January 1, 2009	10,033,603	3,911,242	2,074,097	9,306,930	1,678,975
Change in the period	(808,090)	(2,895,535)	(884,123)	(2,691,811)	(1,065,209)

Balance December 31, 2009	9,225,513	1,015,707	1,189,974	6,615,119	613,766

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
2) Deposits made by the Company.
3) Guarantees issued by the Company to support the Norwegian export industry. See note 30.3.
4) Guarantees related to the loans described in footnote 1 provided to the Company from the related parties. For total guarantees, see note 28.
5) The Portfolio Hedge Agreement is described in note 13. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.
Eksportfinans’ three major owner banks have extended a committed credit line of USD 4 billion for repo purposes to Eksportfinans to provide what management considers to be sufficient liquidity buffers for the Company. The facility has a 12 month maturity with the possibility of extension. Eksportfinans has not yet utilized this credit facility.
33 REMUNERATION

(NOK thousands)	2009	2008	2007

Audit fees:
Audit services	4,211	2,987	1,143
Audit fees related to SEC filing in USA	5,097	4,788	3,971
Audit related services 1)	1,866	121	120
All other 2)	1,141	583	724

1)	Audit related services include attestations related to funding transactions.

2)	All other includes services related to sale of the subsidiary, evaluation of certain accounting policies and services related to enforcement of the Sarbanes-Oxley Act, sec. 404.

Remuneration to General Executive Management:

		Incentive scheme	Other taxable
	Salary	paid 1)	benefits	Pension cost	Total	Loans 3)
(NOK thousands)			2009

Eksportfinans ASA:
Gisèle Marchand 2)	2,163	530	194	2,363	5,250	0
Rygg, Olav E.	1,118	193	159	355	1,825	594
Breilid, Olav Tore 4)	425	10	61	151	647	1,803
Siem, Oliver	1,889	400	183	562	3,034	1,598
Feiring, Jens O.	787	310	138	0	1,235	931
Grøm, Christian 5)	699	0	19	157	875	0
Olsen, Geir Ove	968	10	161	370	1,509	0
Lindbæk, Elise	911	235	175	209	1,530	1,008

	8,960	1,688	1,090	4,167	15,905	5,934

Kommunekreditt Norge AS:
Arnøy, Arnulf V. 6)	671	10	79	0	760	0

Total Group	9,631	1,698	1,169	4,167	16,665	5,934

1)	Incentive scheme for the year 2008 according to agreements already established when the agreement with the Norwegian State was made.

2)	The President and CEO have a severance package covering salary for 18 months in the event that the employment is terminated by the Company.

The agreed retirement age is 62 years with 70 percent of salary.

3)	The loans have the same terms as other loans to employees.

4)	For the period January 1, to April 30, 2009

5)	For the period May 1, to December 31, 2009

6)	For the period January 1, to June 24, 2009
Members of General Executive Management have individual agreements on pensionable age upon reaching the age of 62-65 years with 70 percent of salaries. General Executive Management is also members of the ordinary group pension scheme.

		Incentive	Other taxable
	Salary	scheme paid	benefits	Pension cost	Total	Loans 3)
(NOK thousands)			2008

Eksportfinans ASA:
Gisèle Marchand	1,997	0	200	1,769	3,966	0
Rygg, Olav E.	1,092	50	156	157	1,455	630
Breilid, Olav Tore	1,332	50	176	423	1,981	1,944
Siem, Oliver	1,521	100	181	557	2,359	1,632
Feiring, Jens O.	1,116	75	133	129	1,453	978
Haarseth, Cecilie 7)	835	50	102	211	1,198	0
Danielsen, Kjell 8)	191	25	27	28	271	0
Olsen, Geir Ove 9)	149	0	16	48	213	0
Lindbæk, Elise 10)	611	75	105	187	978	1,055

	8,844	425	1,096	3,509	13,874	6,239

Kommunekreditt Norge AS:
Arnøy, Arnulf V.	1,350	0	160	239	1,749	1,623

Total Group	10,194	425	1,256	3,748	15,623	7,862

7)	For the period January 1, to August 31, 2008

8)	For the period September 1, to November 16, 2008

9)	For the period November 17, to December 31, 2008

10)	For the period May 1, to December 31, 2008
Tor Johansen retired on May 9, 2008, according to pension agreement. In 2008 he has received NOK 1,151 thousand in salary and holiday pay in addition to NOK 143 thousand in pension. His mortgage loan amounts to NOK 1,055 thousand.

		Incentiv	Other taxable
	Salary	scheme paid	benefits	Pension cost	Total	Loans 3)
(NOK thousands)			2007

Eksportfinans ASA:
Johansen, Tor 2)	1,769	600	211	607	3,187	1,127
Rygg, Olav E.	999	265	158	391	1,813	666
Breilid, Olav Tore	1,289	190	185	620	2,284	2,056
Haarseth, Cecilie	937	209	159	317	1,622	977
Elbech, Søren	1,292	187	136	0	1,615	0
Siem, Oliver	273	0	18	582	873	1,662

	6,559	1,451	867	2,517	11,394	6,488

Kommunekreditt Norge AS:
Arnøy, Arnulf V.	1,293	181	178	523	2,175	1,656

Total Group	7,852	1,632	1,045	3,040	13,569	8,144

2)	The President and CEO has a severance package covering salary and other remuneration for 18 months in the event that his employment is terminated by the Company.
Remuneration to Board of Directors and Audit Committee:

2009				2008			2007
	Board of	Audit		Board of	Audit		Board of	Audit
(NOK thousands)	Directors	Committe	Total	Directors	Committe	Total	Directors	Committe	Total

Hollingsæter, Bodil	250	44	294	135	50	185	135	35	170
Aker Haukvik, Live	250	40	290	135	35	170	135	35	170
Bergstrøm, Tor	250		250	101		101	—		—
Blystad, Marianne H.	250		250	101		101	—		—
Bergvoll, Geir	188	41	229	—		—	—		—
Østbø, Tor	150		150	135		135	135		135
Steen, Carl Erik	139		139	—		—	—		—
Borgen, Thomas	112		112	—		—	—		—
Borgen, Erik	62		62	225		225	225		225
Syrrist, Baard	46		46	165		165	165		165
Laugen, Leif Johan	38	10	48	135	35	170	135		135
Holmsen, Cato A.	—		—	34		34	135	50	185
Ulstein, Gunvor	—		—	34		34	135		135

Total	1,735	135	1,870	1,200	120	1,320	1,200	120	1,320

Remuneration to Committee of Representatives:

(NOK thousands)	2009	2008	2007

Alhaug, Frode	55	50	50
Riise, Sandra	26	17	22
Normann, Kristin	25	25	25
Tostrup, Trond	24	16	22
Sture, Eldbjørg	24	16	—
Krokeide, Elisabeth	18	17	22
Tellefsen, Tellef	18	16	17
Eidesvik, Toril	18	11	11
Djupvik, Jostein	18	6	5
Bratseth, Kjell Ove	18	—	11
Lundevik, Gro Elisabeth	16	—	—
Pedersen, Jørn	12	22	22
Konterud, Harry	12	11	17
Bakker, Tone Lunde	10	—	—
Guttelvik, Ottar B.	10	—	—
Smith, Claudine	8	16	22
Haugan, Finn	6	11	10
Jensen, Arvid	6	11	—
Næsguthe, Jens Olav	4	—	—
Ellefsen, Harald	2	22	22
Fasmer, Benedicte S.	2	11	11
Salthella, Monica	2	6	5
Berg, Per Andreas	—	—	11
Lohne, Nina	—	—	7
Enger, Einar	—	—	7
Broberg, Kari	—	—	1

Total	334	284	320

Remuneration to Control Committee:

(NOK thousands)	2009	2008	2007

Normann, Kristin	100	90	90
Ellefsen, Harald	16	60	60
Bratseth, Kjell Ove	65	60	60
Sture, Eldbjørg	65	45	—
Guttelvik, Ottar B.	49	—	—
Skullerud, Terje	—	15	60

Total	295	270	270

34 NUMBER OF EMPLOYEES

	Dec. 31,2009	Dec. 31,2008

Number of employees	98	110
Number of man-years	94	106

35 EVENTS AFTER THE BALANCE SHEET DATE
On March 2, 2010, the Board proposed a dividend of NOK 700 million (approximately NOK 2,652 per share) related to the fiscal year 2009.