Form 20-F
period 2010-12-31
EKSPORTFINANS ASA
filed 2011-03-31
CIK 700978

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Tel: 011 47 2201 2201
Fax: 011 47 2201 2202
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

5.500% USD Notes due 2017	New York Stock Exchange
Strategic Accelerated Redemption Securities Linked to the S&P 500 Index due May 17, 2011	NYSE Arca
Strategic Accelerated Redemption Securities Linked to the MSCI Brazil Index due June 1, 2011	NYSE Arca
3.000% USD Notes due 2014	New York Stock Exchange
USD 500,000,000 FRN due October 7, 2013	New York Stock Exchange
2.000% USD 1,250,000,000 Notes due September 15, 2015	New York Stock Exchange
1.875% USD 1,000,000,000 Notes due April 2, 2013	New York Stock Exchange

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

☑ Yes     ☐ No

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

☐ Yes     ☑ No

Continuation Sheet — Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Buffered Securities® Linked to the Credit Suisse Water Index (Non-principal Protected) Due May 13, 2011
$1,000,000,000.00 5.000% Notes Due February 24, 2012
Accelerated Return Equity Securities (ARES)SM Linked to the Credit Suisse Water Index Due March 30, 2012
Accelerated Return Equity Securities (ARES)SM Linked to the Credit Suisse Water Index (Non-principal Protected) Due May 31, 2012
5-Year Commodity Linked Note Linked to the Dow Jones — AIG Commodity IndexSM Due October 26, 2012
5.01% Notes Due November 23, 2013
1.60% Yen 50,000,000,000.00 Notes Due 2014
0.25% Exchangeable Notes Exchangeable for the common stock of Johnson Controls Inc. Due July 30, 2014
5.5% Notes Due June 26, 2017
10-Year LIBOR Range Accrual Note Due April 25, 2018
15-Year Callable Range Notes Due October 11, 2022
15-Year Callable Range Notes Due December 28, 2022
20-Year Callable Leveraged CMS Spread Due June 22, 2027
30-Year Callable Zero Coupon Notes Due May 22, 2037
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the iShares® MSCI EAFE Index Fund Due May 5, 2011
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the iShares® MSCI EAFE Index Fund Due
   June 10, 2011
Enhanced Growth Securities With Capped Upside Linked to S&P 500® Index Due June 10, 2011
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index Due May 17, 2011
Strategic Accelerated Redemption Securities® Linked to the MSCI Brazil IndexSM Due June 1, 2011
96.00% Principal Protected BRIC Currency-Linked Notes Due December 5, 2012
10-Year LIBOR Range Accrual Note Due January 25, 2018
95% Capital Protected Notes Based on the Value of a Basket of Two Equity Indices and a Commodity Index Due January 3, 2013
5-Year SIFMA/LIBOR Range Accrual Notes Due February 12, 2013
10-Year CMS Range Accrual Note Due February 28, 2018
Callable Access Securities with Buffered Downside Linked to the Financial Select Sector SPDR Fund Due April 5, 2013
100% Principal Protected Currency-Linked Notes with 12.00% Contingent Minimum Payment Due March 7, 2011
10-Year CMS Range Accrual Note Due March 28, 2018
10-Year LIBOR Range Accrual Note Due November 30, 2017
100% Principal Protected Commodity-Linked Notes Due May 2, 2013
Leveraged Upside Securities Linked to the Deutsche Bank X-Alpha USD Excess Return® Index Due May 15, 2013
30-Year CMS minus 10-Year CMS Range Accrual Notes Due May 30, 2018
15-Year EUR CMS Spread Range Notes Callable after 6 Months Due May 28, 2023
20-Year Callable Corridor Note Linked to the 6 month USD-LIBOR-BBA Due July 25, 2028
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the S&P 500® Index Due August 15, 2011
Performance Securities Linked to the Deutsche Bank Balanced Currency Harvest (USD) Index Due September 9, 2011
$30,000,000.00 Principal Protected Exchangeable Notes Linked to a Basket of Common Stocks Due December 30, 2038
Principal Protected Exchangeable Notes Linked to Mastercard Due December 30, 2038
Equity-Index-Linked Notes Linked to the S&P 500® Index Due June 15, 2011
Equity Index-Linked Notes Linked to the MSCI EAFE Index Due June 15, 2011
Equity Index-Linked Notes Linked to the S&P 500® Index Due June 15, 2011
96.00% Principal Protected BRIC Currency-Linked Notes Due January 7, 2013
90.00% Principal Protected Commodity-Linked Notes Due January 7, 2015
Access Securities with Contingent Downside Protection Linked to the S&P 500® Index Due July 3, 2014
Access Securities Linked to the S&P 500® Index Due August 5, 2014
Enhanced Growth Securities with Leveraged Upside and Buffered Downside Linked to the S&P 500® Index Due August 5, 2011
Enhanced Growth Securities with Capped Upside Linked to the iShares® MSCI EAFE Index Fund Due September 1, 2011
Currency Relative Value-Linked Notes Linked to the Value of the United States Dollar and New Zealand Dollar as against the Indian Rupee and Indonesian Rupiah Due April 18, 2011

Enhanced Growth Securities with Leveraged Upside and Buffered Downside Linked to the S&P 500® Index Due April 1, 2011
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the NYSE Arca Gold BUGS® Index Due May 5, 2011
Buffered Performance Leveraged Upside Securities based on the value of the S&P 500® Index Due October 11, 2011
Equity Index-Linked Notes Linked to the S&P 500® Index Due June 29, 2011
Buffered Equity Index-Linked Notes Linked to the S&P 500® Index Due November 3, 2011
Buffered Equity Index-Linked Notes Linked to the MSCI EAFE Index Due November 3, 2011
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the Industrial Select Sector SPDR Fund Due
   December 5, 2011
$100,000,000.00 18 Month Floater Notes Due May 12, 2011
Enhanced Growth Securities with Leveraged Upside and Buffered Downside Linked to Russell 2000® Index Due June 5, 2013
Buffered Equity Index-Linked Notes Linked to the Dow Jones STOXX® Mid 200 Index and the USD/EUR Foreign Exchange Rate Due
   August 25, 2011
$1,500,000,000 3.000% Notes Due November 17, 2014
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the S&P 500® Index Due December 30, 2011
Equity Index-Linked Notes Linked to the TOPIX® Index Due June 29, 2011
Enhanced Growth Securities Leveraged Upside & Buffered Downside Linked to the S&P 500® Index Due April 5, 2012
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the Market Vectors Gold Miners ETF Due
   February 1, 2012
Enhanced Growth Securities with Contingent Downside Protection and Capped Upside Linked to the Common Stock of Pfizer, Inc. Due
   March 5, 2012
Equity Index-Linked Notes Linked to the S&P 500® Index Due August 19, 2011
Equity Index-Linked Notes Linked to the MSCI EAFE Index Due August 16, 2011
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the iShares® MSCI EAFE IndexSM Fund Due
   March 5, 2012
Currency Linked Notes Linked to the Bearish Performance of the Euro against the U.S. Dollar Due September 22, 2011
Equity Index-Linked Notes Linked to the MSCI EAFE Index Due April 25, 2012
Basket-Linked Notes Linked to the S&P 500® Index, MSCI EAFE Index and the iShares® MSCI Emerging Markets Index Fund Due
   April 26, 2012
Currency Linked Notes Linked to the Performance of the Indian Rupee against the U.S. Dollar Due April 26, 2011
2 year Floater Notes Due March 19, 2012
2-yr FRN Due March 15, 2012
$1,000,000,000 1.875% Notes due April 2, 2013
Accelerated Return Notes® Linked to the Financials Select Sector Index due June 24, 2011
Accelerated Return Notes® Linked to the Silver Spot Price due July 5, 2011
Notes Linked to the Brazilian Real/U.S. Dollar Exchange Rate Measure due May 2, 2011
Accelerated Return Notes® Linked to the Rogers International Commodity Index® – Excess ReturnSM due June 28, 2011
Accelerated Return Notes® Linked to the Gold Spot Price due June 2, 2011
Accelerated Return Notes® Linked to the MSCI EAFE Index due May 27, 2011
Enhanced Growth Securities with Capped Upside Linked to the S&P 500® Index due July 1, 2011
Access Securities with Capped Upside and Contingent Downside Protection Linked to the S&P 500® Index due October 1, 2013
Access Securities with Capped Upside and Contingent Downside Protection Linked to the iShares® MSCI EAFE IndexSM Fund due
   November 5, 2013
Enhanced Growth Securities with Capped Upside Linked to the iShares® MSCI Emerging Markets Index Fund due August 3, 2011
Principal Protected Notes with Quarterly Averaging Linked to the Dow Jones Industrial AverageSM due February 5, 2016
Equity Index-Linked Notes Linked to the TOPIX® Index Due October 26, 2011
Equity Index-Linked Notes Linked to the TOPIX® Index Due November 21, 2011
Equity Index-Linked Notes Linked to the S&P 500® Index Due November 28, 2011
Enhanced Growth Securities with Capped Upside Linked to the iShares® Russell 2000® Index Fund due September 1, 2011
Non-Callable Partial Principal Protected Notes Linked to 2 Foreign Currency Exchange Rates due May 6, 2011
Equity Index-Linked Notes Linked to the S&P 500® Index Due November 25, 2011
Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to a Basket of Global Exchange Traded Funds due
    June 5, 2014
Equity Index-Linked Notes Linked to the S&P 500® Index Due December 5, 2011

Enhanced Growth Securities with Leveraged Upside & Buffered Downside Linked to the S&P 500® Index due December 5, 2011
Accelerated Return Notes® Linked to the MSCI EAFE Index due July 29, 2011
Equity Index-Linked Notes Linked to the S&P 500® Index Due December 14, 2011
Equity Index-Linked Notes Linked to the S&P 500® Index Due December 30, 2011
Currency Linked Notes Linked to the Performance of the Mexican Peso, Chinese Renminbi, Indian Rupee, Australian Dollar and Norwegian
   Krone against the U.S. Dollar Due August 30, 2012
Accelerated Return Notes® Linked to the S&P MidCap 400® Index due August 26, 2011
Bear Accelerated Return Notes® Linked to the S&P 500® Index due January 28, 2011
Accelerated Return Notes® Linked to the Silver Spot Price due October 4, 2011
Accelerated Return Notes® Linked to the Gold Spot Price due October 4, 2011
Currency Linked Notes Linked to the Performance of the Mexican Peso, Australian Dollar, Norwegian Krone, Indian Rupee,
   Singapore Dollar and Malaysian Ringgit against the U.S. Dollar Due August 13, 2012
Enhanced Growth Securities with Upside Participation to a Cap & Fixed Percentage Buffered Downside Linked to the S&P 500® Index due
   January 3, 2014
Enhanced Growth Securities with Capped Upside Linked to the S&P 500® Index due July 10, 2013
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due August 17, 2011
18 Month Floater Notes due February 6, 2012
Equity Index-Linked Notes Linked to the S&P 500® Index Due October 31, 2012
Equity Index-Linked Notes Linked to the MSCI EAFE Index Due October 16, 2012
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due September 6, 2011
Strategic Accelerated Redemption Securities® Linked to the iShares® MSCI Brazil Index Fund due September 6, 2011
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due October 4, 2011
Accelerated Return Notes® Linked to the MSCI Emerging Markets Index due November 28, 2011
Buffered Equity Index-Linked Digital Bonus Notes Linked to the S&P 500® Index due December 8, 2011
Floating Rate Notes, due October 7, 2013
U.S. $1.25bn Notes due September 15, 2015
Access Securities – Auto Callable with Fixed Percentage Buffered Downside Linked to the S&P 500® Index due October 10, 2012
12 Month Floater Notes due August 26, 2011
Access Securities – Auto Callable with Fixed Percentage Buffered Downside Linked to the iShares Russell 2000 Index® Fund, due
   November 7, 2012
Access Securities – Auto Callable with Fixed Percentage Buffered Downside Linked to the S&P 500® Index, due November 7, 2012
12 Month Floater Notes due October 14, 2011
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due October 21, 2011
12 Month Floater Notes due October 22, 2011
Leveraged Buffered Equity Index-Linked Notes Linked to the S&P 500® Index, due January 9, 2013
Leveraged Buffered Equity Index-Linked Notes Linked to the MSCI EAFE® Index, due November 8, 2012
Currency Linked Notes Linked to a Basket of Exchange Rates due May 9, 2012
Access Securities – Auto Callable with Fixed Percentage Buffered Downside Linked to the S&P 500® Index, due December 5, 2012
Accelerated Return Notes Linked to the S&P 400 Midcap® Index due December 23, 2011
Accelerated Return Notes Linked to the Energy Select Sector® Index due December 23, 2011
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due April 25, 2011
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due November 7, 2011
Accelerated Return Notes Linked to the Rogers International Commodity Index Excess Return due December 23, 2011
Access Securities – Auto Callable with Fixed Percentage Buffered Downside Linked to the Energy Select Sector SPDR® Fund, due
   December 5, 2012
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due November 28, 2011
Currency Linked Notes Linked to the Performance of the Korean Won, Indonesian Rupiah, Indian Rupee, Singapore Dollar and Malaysian
   Ringitt as against the U.S. Dollar due January 10, 2012
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due May 27, 2011
Bear Accelerated Return Notes Linked to the Russell 2000® Index due May 27, 2011
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due December 2, 2011
Access Securities – Auto Callable with Fixed Percentage Buffered Downside Linked to the S&P 500® Index, due January 4, 2013
Equity Index Linked Notes Linked to the TOPIX® Index Due April 16, 2012
Commodity Basket Linked Notes (Linked to a Basket of Five Commodities) due December 28, 2011

Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due December 21, 2011
Equity Index Linked Notes Linked to the TOPIX® Index Due January 31, 2012
Accelerated Return Notes Linked to the Copper Spot Price due February 8, 2012
Accelerated Return Notes Linked to the Gold Spot Price due March 1, 2012
Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due January 3, 2012
Access Securities – Auto Callable with Fixed Percentage Buffered Downside Linked to the iShares MSCI Brazil Index Fund, due
   February 5, 2013
Access Securities – Auto Callable with Fixed Percentage Buffered Downside Linked to the iShares Russell 2000® Index Fund due
   February 5, 2013
Bear Accelerated Return Notes Linked to the S&P 500® Index due July 29, 2011
Participation Securities based on the Performance of a Basket Composed of Eight Commodities due February 8, 2012
Strategic Accelerated Redemption Securities Linked to the S&P 500 Index – Due January 30, 2012
Leveraged Buffered Equity Index-Linked Notes Linked to the MSCI EAFE Index Due August 8, 2012
Strategic Accelerated Redemption Securities Linked to the S&P 500 Index Due February 6, 2012
Accelerated Return Bear Notes Linked to the S&P 500 Index due July 29, 2011
Accelerated Return Notes Linked to the Rogers International Commodity Index Excess Return Due April 3, 2012
Strategic Accelerated Redemption Securities Linked to the S&P 500 Index Due July 22, 2011
Accelerated Return Note Linked to Financials Select Sector Index due March 30, 2012
Accelerated Return Note Linked to Energy Select Sector Index due March 30, 2012
Strategic Accelerated Redemption Securities Linked to the Palladium Spot Price due June 22, 2011
Equity-Index-Linked Notes Due 2012 (Linked to the TOPIX® Index) Due April 16, 2012
13 Month Floater Notes due March 2, 2012
Bear Accelerated Return Notes Linked to the Russell 2000 Index due August 12, 2011
Strategic Accelerated Redemption Securities Linked to the Corn Futures Contract due December 2, 2011
Strategic Accelerated Redemption Securities Linked to the S&P 500 Index Due February 21, 2012
Strategic Accelerated Redemption Securities Linked to the Corn Futures Contract due December 2, 2011
Equity-Index-Linked Notes Due 2012 (Linked to the TOPIX® Index) Due April 16, 2012
Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the iShares® MSCI Emerging Markets Index Fund Due
   March 4, 2013
Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the iShares® Russell 2000® Index Fund Due
   March 4, 2013
Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the SPDR® S&P® Metals and Mining Fund
   Due March 4, 2013
Autocallable Notes Linked to the S&P 500® Index Due February 24, 2012
Commodity Basket Linked Notes due 2012 (Linked to a Basket of Four Commodity Futures Contracts and one Spot Price)
13 Month Floater Notes due April 24, 2012
12 Month Floater Notes due April 24, 2012

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

     Actual results, performance or events may differ materially from those in such statements due to, without limitation:

  changes in the level of government support for export lending and of the export industry generally or in our own agreements with the Norwegian government, and, in particular, changes in the willingness of the Norwegian government to offset any interest and foreign exchange losses that occur in connection with our foreign currency loans, borrowings and NOK transactions related to such lending, a decision by the Norwegian government not to allow us an exception to new rules relating to large exposures after the expiry of the transitional period ending on December 31, 2011 or other changes to accommodate our compliance with the large exposure rules, other changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate,

  negative developments within or affecting the Norwegian export industry,

  foreign exchange rate and interest rate fluctuations,

  volatility in the international financial markets,

  volatility in the fair value of our financial assets and liabilities,

  changes in our credit ratings or other actions by ratings agencies,

  the ability and willingness of counterparties to meet their obligations to us,

  the effects of, and changes in, fiscal, monetary, trade and tax policies,

  operational factors such as systems failure, human error, or the failure to properly implement procedures,

  the effects of changes in laws, regulations or accounting policies or practices, and various other factors beyond our control.

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

PRESENTATION OF INFORMATION AND EXCHANGE RATES

     In this annual report, we use the terms “Eksportfinans”, “us”, “we”, “our” and “Company” to refer to Eksportfinans ASA, and where relevant for periods prior to the disposal of our former subsidiary Kommunekreditt Norge AS, to refer to Eksportfinans and Kommunekreditt as a financial group.

     Except as otherwise specified, all amounts in this annual report are expressed in Norwegian kroner (kroner, NOK or krone).

     For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (U.S. dollars, $ or USD) in this annual report have been made at the rate of NOK 5.8904 = $1.00 ($0.1698 = NOK 1.00), the noon buying rate of the Federal Reserve Bank of New York on December 31, 2010. On March 25, 2011, such rate was NOK 5.5761 = $1.00 ($0.1793 = NOK 1.00). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA

     The following income statement and balance sheet data, expressed in NOK, have been selected from our audited consolidated financial statements as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.

     We prepare our financial statements in accordance with International Financial Reporting Standards as promulgated by the IASB (IFRS). Prior to 2007, we prepared our financial statements in accordance with accounting principles generally accepted in Norway (Norwegian GAAP) (although figures for 2006 have also been prepared under IFRS for comparative purposes).

     The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 and the notes thereto.

INCOME STATEMENT DATA
Year ended December 31,

	2010	2010	2009	2008	2007	2006

	(USD millions) (except as indicated)	(NOK millions) (except as indicated)

Interest and related income on loans due from credit
institutions	199	1,175	1,864	5,246	3,993	2,320
Interest and related income on loans due from customers	633	3,729	3,424	2,785	1,689	943
Interest and related income on securities	147	869	1,852	3,877	3,077	1,967
Other interest and related income	7	44	73	102	41	20

Total interest and related income	986	5,817	7,213	12,010	8,800	5,250
Interest and related expenses on commercial paper and bond
debt	712	4,196	5,642	11,033	8,181	4,733
Interest and related expenses on subordinated debt	1	7	21	49	71	65
Interest and related expenses on capital contribution securities	2	9	15	36	40	38
Other interest and related expenses	31	185	65	69	74	57

Total interest and related expenses	746	4,398	5,743	11,187	8,366	4,893

NET INTEREST INCOME	240	1,419	1,470	823	434	357

Commissions and income related to banking services (1)	0	2	2	2	4	6
Commissions and expenses related to banking services	1	7	8	40	7	7
Net gains/(losses) on financial instruments at fair value	(102)	(603)	(3,793)	3,977	(673)	(179)
Other income	1	7	15	18	20	18

NET OTHER OPERATING INCOME	(102)	(602)	(3,784)	3,957	(656)	(162)

TOTAL OPERATING INCOME	138	817	(2,314)	4,780	(222)	195

Salaries and other administrative expenses	27	157	152	146	129	124
Depreciation	4	23	20	19	22	19
Other expenses	2	14	15	13	11	11

TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT
CHARGES ON LOANS	33	195	187	178	162	154

Impairment charges on loans	0	0	0	0	0	0

PRE-TAX OPERATING PROFIT/(LOSS)	105	623	(2,501)	4,602	(384)	40

Taxes	30	175	(699)	1,288	(110)	8

PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING
OPERATIONS	75	448	(1,802)	3,314	(274)	32

Profit/(loss) for the year from discontinued operations, net of
taxes	0	0	1	41	125	127

Total comprehensive income	75	448	(1,801)	3,355	(149)	159

Ratio of earnings to fixed charges (2) (unaudited)	1.14	1.14	—	1.41	—	1.01
PER SHARE DATA (thousands of USD/NOK) (unaudited):
Dividends per share (3)	—	—	2.65	—	1.44	0.76
Shares outstanding at December 31 (number of common
shares)	263,915	263,915	263,915	263,914	151,765	151,765
Profit/(loss) for the year per share (4)	0.28	1.70	(6.83)	14.22	(0.98)	1.05
Dividends in respect of 2010 proposed per share (5)	0.32	1.89

BALANCE SHEET DATA
As of December 31,

	2010	2010	2009	2008	2007	2006

	(USD millions) (except as indicated)	(NOK millions) (except as indicated)

ASSETS
Loans due from credit
institutions	7,302	43,014	64,126	36,188	27,334	21,408
Loans due from customers	14,446	85,095	66,677	112,751	98,777	78,954
Securities	11,531	67,921	76,090	108,138	80,133	63,920
Financial derivatives	2,615	15,403	14,344	27,294	9,744	6,978
Deferred tax asset	7	44	—	—	79	—
Intangible assets	3	20	26	27	27	25
Property, equipment and
investment property	35	205	208	217	222	224
Other assets	653	3,847	3,783	12,287	2,404	857

TOTAL ASSETS	36,592	215,549	225,254	296,901	218,720	172,365

LIABILITIES
Deposits by credit institutions	8	45	38	327	324	47
Commercial paper debt	561	3,307	19,108	33,609	31,277	6,049
Bond debt	31,083	183,095	178,526	225,431	175,038	154,506
Financial derivatives	2,419	14,247	14,810	18,368	6,935	5,302
Taxes payable	63	374	73	291	122	99
Deferred tax liabilities	0	0	157	931	—	104
Other liabilities	1,218	7,175	5,124	8,298	360	950
Provisions	16	96	89	84	65	57
Subordinated debt	278	1,639	1,502	1,909	1,379	1,604
Capital contribution securities	71	417	419	445	559	618

TOTAL LIABILITIES	35,717	210,394	219,846	289,693	216,058	169,336

SHAREHOLDERS’ EQUITY
Share capital	470	2,771	2,771	2,771	1,594	1,594
Share premium reserve	30	177	177	177	162	162
Other equity	375	2,208	2,460	4,260	906	1,273

TOTAL SHAREHOLDERS’
EQUITY	875	5,156	5,408	7,208	2,662	3,029

TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	36,592	215,549	225,254	296,901	218,720	172,365

FINANCIAL
RATIOS/OPERATING
STATISTICS (unaudited)
Return on average equity (6)	8.48%	8.48%	(28.55%)	67.98%	(5.24%)	5.67%
Dividend (as a percentage of
share capital)	18.0%	18.0%	25.3%	—	13.7%	7.2%
Return on assets (7)	0.64%	0.64%	0.56%	0.32%	0.22%	0.23%
Ratio of operating and
administrative expenses to
average assets	0.09%	0.09%	0.07%	0.06%	0.07%	0.09%
BALANCE SHEET
STATISTICS (unaudited)
Capital adequacy	17.64%	17.64%	13.30%	11.60%	9.55%	12.20%
Public sector share of total loans
as borrowers/guarantors(8)	37.51%	37.51%	23.28%	48.90%	56.80%	60.80%
Of which municipalities and
counties	4.63%	4.63%	1.71%	35.65%	48.99%	52.83%
Total loans outstanding/ total
assets	57.25%	57.25%	54.25%	46.89%	57.01%	57.47%

(1)	Includes income on guarantees. For further details, see note 31.3 to our audited consolidated financial statements in Item 18.
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

(3)

The dividend per share amount for each year represents the distribution out of net income (profit/(loss)) for such year that is approved by the annual general meeting of the shareholders and paid in the following year.

(4)	Total comprehensive income divided by the weighted average number of shares during the year.
(5)

The dividend per share amount for 2010 proposed by the Board of Directors as the distribution of net income (profit/(loss)) for the year to be approved at the annual general meeting of the shareholders of Eksportfinans to be held in April 2011. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders held during the year following the year to which such dividend relates. The approved dividend is paid in the year in which it is approved.

(6)	Profit for the period divided by average equity. Average equity is calculated as the average of starting and ending equity.
(7)	Net interest income for the period divided by average assets. Average assets is calculated as the average of the starting and the ending balance.
(8)

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

     The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end
2006	6.3582	6.2287
2007	5.8109	5.4310
2008	5.6366	6.9756
2009	6.3089	5.7899
2010	6.0635	5.8904

     The following table sets forth the high and low noon buying rates for the periods shown:

	High	Low
September 2010	6.2053	5.8378
October 2010	5.9003	5.7426
November 2010	6.1988	5.7307
December 2010	6.1362	5.8890
January 2011	5.9766	5.7554
February 2011	5.8660	5.6006
March 2011 (through March 25)	5.6685	5.5402

     The noon buying rate on March 25, 2011, was NOK 5.5761 = $1.00 ($0.1793 = NOK 1.00).

     B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

     C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

     D. RISK FACTORS

     A decision by the Norwegian Government to discontinue government support of export loans or terminate or seek to modify its agreements with Eksportfinans could have a detrimental effect on our income and business.

     Eksportfinans is, through an agreement with the Norwegian Government referred to as the “108 Agreement”, the exclusive provider of government-supported export credits in Norway. In return, the Norwegian Government makes payments to Eksportfinans sufficient to offset any interest and foreign exchange losses relative to certain reference points set forth in the 108 Agreement that occur in connection with Eksportfinans’ foreign currency loans, borrowings and NOK transactions related to such lending. Conversely, if Eksportfinans realizes any interest or foreign exchange gain in connection with its foreign currency lending, borrowing or related transactions, it must pay such gain to the Norwegian Government. The 108 Agreement has no set expiration date, but provides that either party may ask for discussions if the agreement does not fulfill that party’s expectations and that each of the parties may with six months’ notice terminate the agreement with respect to future commitments. The 108 Agreement will remain effective until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled. In 2006, the Ministry of Trade and Industry (the Ministry) initiated a review of the 108 Agreement. The Ministry and Eksportfinans agreed on some technical and compensatory amendments on July 6, 2007. However a more general review of the Norwegian Government’s support for export credits and the export industry was initiated in early 2008. The purpose of this review was for the Norwegian Government to determine whether to continue the support as it currently does, completely discontinue such support or continue on a different scale with a different organization and/or different terms and conditions. This general review was put on hold during the fall of 2008 as a consequence of the global financial crisis and the need for Eksportfinans as a public vehicle for providing export credits. In 2010, there was a review of some technical aspects of the scope of the government supported financing scheme to harmonize the financing scheme with the guarantee scheme operated by the Guarantee Institute. As a result of such review, the minimum Norwegian content in supply contracts that can be financed under the 108 Agreement was reduced from 50 to 30 per cent. Although this change means that a broader range of projects are eligible for finance under the 108 Agreement, there can be no assurance that any future changes to the 108 Agreement will not adversely affect us. We currently are not aware of any specific plans to continue with the general review but we expect that a general review will occur at some point in the future.

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

     Unless we receive an exception from new rules relating to large risk exposure, our business might be negatively affected.

     With effect from January 1, 2011, the Norwegian Ministry of Finance introduced new regulations concerning the calculation of exposures to one single client. The most important change was that risk weighting for exposures to banks was discontinued. The maximum allowed exposure, equaling 25% of the institution’s regulatory capital, applies under the new provisions. Under the previous rules for calculating and reporting large exposures, Eksportfinans applied a risk weight of 20% for all loans that were secured by on-demand guarantees from banks. If the aggregated exposure to a borrower exceeded an amount equal to 25% of Eksportfinans’ regulatory capital, the excess amount was reported as an exposure towards the guaranteeing bank, and such 20% risk weighting was applied to the remaining exposure. That meant that maximum exposure to a single client (borrower and guaranteeing bank together in the manner described above) equaled NOK 7.1 billion based on Eksportfinans’ regulatory capital as of December 31, 2010. The new Norwegian provisions for large exposures are the same as the prevailing provisions applicable in the European Union (Directive 2006/48/EU) and such provisions do not permit the bank guarantee risk weighting that we employ. As a result, under the new rules the maximum exposure of Eksportfinans to borrower and guaranteeing banks would be approximately NOK 1.4 billion based on Eksportfinans’ regulatory capital as of December 31, 2010. The European Union rules leave little or no authority for Norwegian supervisory authorities to make permanent exemptions. These new provisions are detrimental to Eksportfinans’ business model. Eksportfinans has been granted a transitional period ending December 31, 2011, during which it can use the 2010 reporting standards for large exposures. During the transitional period the Norwegian Ministry of Finance will consider how Eksportfinans shall adopt the new provisions if at all. Eksportfinans is in dialog with the authorities for a sustainable solution. There can be no assurance that the Ministry of Finance’s consideration will be favorable to Eksportfinans, and if Eksportfinans were ultimately required to adhere to the new regulations without modification from those currently in effect, it would adversely affect our business, results of operations and financial position.

     Eksportfinans is dependent on the Norwegian export industry and negative developments in the Norwegian export industry could decrease the volume of export loans and harm our business.

     Our business is dependent on the Norwegian export industry and the level of our dependency has increased since the sale of Kommunekreditt in 2009. In recent periods, especially since the first half of 2009, there has been a decrease in Norwegian exports for, among others, new buildings of ships and equipment for the oil and gas sector. As a result Norwegian exporters who fund their export credits through Eksportfinans may decrease or discontinue their use of Eksportfinans’ services. This would have an adverse effect on the Company’s ability to generate revenue through the disbursement of new loans through our export credit lending business. The same would be the case if major exporters who normally fund their export credits through Eksportfinans were to move the production of their goods and services out of Norway. Demand for Norwegian exports is affected by general economic conditions and other factors and developments beyond our control, and negative developments in or affecting the Norwegian export industry or their products will negatively affect our business and results of operations. In particular, our export lending business has benefited from high oil prices, which induce high demand for oil rigs, ships, jack up equipment, and other oil-related equipment, until recently. Accordingly low oil prices or a trend toward their reduction over a period of time may have a negative impact on our business. Through 2010 a higher level of optimism returned to the markets as the general financial crisis seemed to start to fade away. The first half year in 2010 was characterized with relative low new disbursements while the second half has been above expectations. As a result, in total the Company saw more new loan disbursements than anticipated in 2010. However, there can be no assurance that the current level of new loan disbursements will be sustained or will not decline.

     Eksportfinans’ own credit risk may bring significant volatility into our results.

     Fair value measurements for Eksportfinans’ debt and structured note liabilities take Eksportfinans’ own credit risk into account by discounting cash flows at rates that incorporate Eksportfinans’ currently observable credit spreads based on actual transactions or alternatively by quotes from major broker dealers. This fair value impact may significantly increase volatility in our results, as the correlation with the credit spreads applied to our assets is usually low. As of the end of 2010 the unrealized gains from widening credit spreads on our own debt was NOK 1.2 billion down from NOK 1.7 billion as of end of 2009, creating an unrealized loss of NOK 500 million in the 2010 statement of comprehensive income. The remaining unrealized gains are expected to be reversed as unrealized losses in the years ahead. For further details, see note 29.7 to our audited financial statements in Item 18.

     Falling market interest rates relative to Commercial Interest Reference Rates may have a negative effect on our business and financial position.

Market interest rates in the main markets in which we conduct business fell during 2010. During the same period the Commercial Interest Reference Rate (CIRR) pursuant to which the Company can extend subsidized loans, was also falling in currencies of NOK and USD. Nevertheless, during 2010 most borrowers chose to draw their export credits on market interest rate terms and not on CIRR-terms. Because CIRR-loans are an important part of the Company’s business, this in isolation could have a negative impact on the company’s role as a provider of export credits should this trend continue in the long run and could have a negative affect on our business and results of operations.

     Reduced differences in swap spreads may reduce our interest margins.

     The majority of loans extended by the Company are floating rate loans. The Company funds its business activities through the international capital markets mainly by issuing fixed-rate and structured debt and swapping it into floating-rate liabilities in Norwegian kroner, euro or U.S. dollars (the Company’s base currencies). As a result, the Company’s earnings are affected by changing swap spreads for interest and currency swaps. During the financial crisis, spreads earned from exchanging U.S. dollars or Euros to

Norwegian kroner or Danish kroner were at historically high levels, and, as a result, the Company earned a significant profit from these spreads in 2009 and 2010. Accordingly, a return to historically more normal swap spread levels would impact the Company’s earnings negatively.

     Events in the credit markets may decrease liquidity, increase our borrowing costs or make us uncompetitive, each of which would reduce our earnings.

     If the disruptions in the international capital markets experienced in 2008-2009 should return or other worse disruptions occur and liquidity should become more scarce, it may become necessary for us to offer increased interest rates in the capital markets in order to obtain financing or we may not be able to obtain the levels of funding necessary to continue our business at historical levels or otherwise at the level we desire. We may not be able to pass on all of these increased interest costs to our borrowers, or our lending volumes may decrease as potential borrowers choose not to proceed with projects based on increased borrowing costs. In addition, the Company must compete with domestic and foreign financial institutions in the capital markets for financing and if the increase in our financing cost were higher than the increase experienced by our competitors, it could make us uncompetitive. Competition could raise the cost of financing to the Company by forcing it to offer higher interest rates in order to attract investors. Increased cost of funding may result in lower margins on loans extended by the Company and on its investments. Any decrease in the average interest income on the Company’s assets relative to the average interest expense on its liabilities will reduce the Company’s net income. In addition, hedging and other risk management strategies may not be effective when markets are experiencing extreme, unanticipated or disrupted conditions. Any of these factors would likely lower the Company’s profit margins and earnings and negatively affect the Company’s business and results of operations.

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

     A ratings downgrade of Eksportfinans or other action by rating agencies may increase our funding costs and substantially reduce our earnings.

     98% of the Company’s capital requirements are met through the issuance of securities, primarily in the international capital markets. As a result, the Company is dependent on access to the international capital markets. The cost and availability of financing is generally dependent on the Company’s credit ratings.

     Since May 2009, Eksportfinans’ long term rating from Moody’s Investors Service Ltd has had a negative outlook. The negative outlook reflects the uncertainty and potentially higher volatility in earnings due to a more concentrated business model given the divestment of Kommunekreditt in 2009. Normally Moody’s updates a negative outlook within 18 months but no updates have been received so far.

     The Company’s credit ratings depend on many factors, some of which are outside of our control. If the Company were to receive any downgrades in its credit ratings, or other negative ratings action especially if there is no widespread downgrading or other similar ratings action with respect to other financial institutions, it may become necessary to offer increased interest rates in the capital markets in order to obtain financing. This would likely substantially lower the Company’s profit margins and earnings and negatively affect the Company’s business, results of operations and financial condition.

     We may experience volatility in our results from our liquidity reserve portfolio.

     In early 2008 shareholders representing 99.5% of Eksportfinans’ shares signed a market risk mitigation agreement (the Portfolio Hedge Agreement) whereby they undertook to hedge against further market value declines in the Liquidity Portfolio as it existed on February 29, 2008 (the PHA Portfolio) up to an amount of NOK 5 billion. Approximately NOK 0.8 billion of this was utilized as of year end 2010 (down from NOK 1 billion as of year end 2009). Upon entering into the Portfolio Hedge Agreement the Company set up a new liquidity portfolio, which is referred to as the “Liquidity Reserve Portfolio”. The Liquidity Reserve Portfolio does not benefit from the Portfolio Hedge Agreement. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement” and notes 5, 13 and 29.3 to our audited financial statements in Item 18. Consequently, changes in the market value of the securities in the Liquidity Reserve Portfolio will be reflected as unrealized gains or losses in our results and such losses, particularly during periods of market disruptions, could be material.

     Eksportfinans is largely dependent on credit ratings from the major credit rating agencies when accepting banks as guarantors for its loans and when making investments.

     The Company relies on credit ratings and analyses from the major rating agencies (Moody’s, S&P and/or Fitch) to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio. Eksportfinans’ exposure limits are mainly based on the credit ratings of guarantors and borrowers. These credit ratings may not fully reflect the true risk of a counterparty, and we may therefore be exposed to unanticipated losses. For example, since the beginning of the current financial turbulence, market risk arising from investments in bonds has been significantly higher than corresponding ratings would suggest, resulting in mark-to-market losses despite high and stable ratings. Our credit rating approach might thus not reflect the true credit risk of the counterparties. Further, in certain instances our valuation estimates are dependent on credit ratings. As described in note 4 to our audited consolidated financial statements in Item 18, credit spreads for guaranteed export loans are adjusted upon significant changes in the credit rating for the guarantor since loan origination date. If these credit ratings do not fully reflect the counterparty credit risk, we may face risk of errors in fair value measurement. For further information, refer to note 4 to our audited consolidated financial statements in Item 18.

     Our derivatives counterparties, guarantors for loans and borrowers may not honor their contracts.

     The Company uses derivative instruments to hedge market risk and manage the return on its liquidity placements. The Company’s derivative strategies employ a variety of instruments, including foreign exchange forwards, foreign currency swaps and interest rate swaps. Our derivatives counterparties may not honor their contracts.

     As of December 31, 2010, approximately 78.7% of our outstanding export-related loans were secured by guarantees. The remaining loans were supported by pledges on cash deposits with banks (13.6%) or represent loans to banks that are themselves qualified by their creditworthiness to act as guarantors (7.7%). As of December 31, 2010, 34.7% of export-related loans were guaranteed by Norwegian banks. The majority of such guarantees were provided by DnB NOR Bank ASA, which guaranteed 28.4% of outstanding export-related loans as of December 31, 2010. Further, the Company has entered into the Portfolio Hedge Agreement with its shareholder banks, including DnB NOR. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.

A failure by one or more borrowers, counterparties or guarantors to honor the terms of their derivatives contract with or the guarantees in favor of the Company could have an adverse effect on the business, results of operations and financial condition of the Company.

     Errors in estimates and judgments can have a significant impact on our income statement.

     The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities in the next financial year. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, but may be in error nevertheless. Eksportfinans uses valuation techniques and theoretical models using market information to determine the value of its loans, the PHA Portfolio, its Liquidity Reserve Portfolio, financial liabilities and certain other financial instruments. These estimates are calibrated against industry standards, economic models and observed transaction prices, but are nevertheless based on significant assumptions and estimates as described in note 4 to our audited consolidated financial statements in Item 18. The Company uses quoted prices where this is deemed to represent fair value significantly more accurately. If recent transactions are not available for the particular item, the Company uses quotes for similar assets or model valuations. Since Eksportfinans has adopted the fair value option for the majority of its financial assets and liabilities, changes to assumptions or estimated levels can significantly impact the fair value of an instrument as reported and have a significant impact on the income statement. For further information, see note 4 to our audited consolidated financial statements in Item 18.

     Operational risks are inherent in Eksportfinans’ business.

     Operational risk and losses can result from fraud, errors by employees, failure to document transactions properly, equipment failures, loss of key personnel, inability to act upon changes in accounting policies and other factors. Our efforts to mitigate these risks may not be sufficient to prevent losses or otherwise provide the desired protection against these risks.

     Eksportfinans’ performance is largely dependent on the talents and efforts of highly skilled individuals. There can be no assurance that Eksportfinans will be able to attract and retain such personnel.

     Changes in regulation may adversely affect our business and performance.

     From time to time we are faced with regulatory and accounting changes that affect our business and our financial statements. Changes to the regulatory framework may have an adverse impact on Eksportfinans’ business, results of operations or financial position. Moreover, an inability to comply with current or proposed legislation increases the risk that Eksportfinans’ reputation will be damaged, which may further adversely affect our business, results of operations or financial position.

     We are exposed to various concentrations of risk.

     Credit risk concentration may arise from trading, investing and financing activities, and may be affected by economic, industrial or political factors. While the Company is exposed to many different counterparties and industries, it executes a high volume of transactions with, and has aggregate risk exposures of a high value with, counterparties in the financial services industry, such as brokers, dealers, commercial banks and institutional clients. This results in a significant credit concentration with respect to the financial industry generally and to certain financial institutions in particular.

     A significant part of the Company’s business consists of lending to the maritime sector, such as rig and ship building financing. Loans to this sector are fully guaranteed by banks or the Guarantee Institute.

     After the sale of Kommunekreditt in June 2009 the Company has smaller concentration towards the Norwegian municipality sector. However, in connection with the sale of Kommunekreditt to KLP, Eksportfinans purchased from Kommunekreditt a portfolio of approximately NOK 10.9 billion of loans made to the municipality sector, and provided funding to Kommunekreditt of approximately NOK 30 billion through September 2011. As of the end of 2010 approximately NOK 13 billion of this funding is outstanding and Kommunekreditt is therefore the Company’s largest debtor. Accordingly, the Company will continue to have a significant amount of both direct and indirect credit exposure to Norwegian municipalities. Because Norwegian municipalities cannot by law be declared bankrupt, we believe the risk related to the concentration to the municipality sector is low, although there can be no assurance of the type and level of such risk. For further information about municipal lending, see Item 4.B. “Business Overview — LOANS — Municipal Lending”.

     In the ordinary course of business, Eksportfinans may be subject to a concentration of credit risk to a particular bank guarantor or bond issuer. For example, DnB NOR guaranteed approximately 28% of Eksportfinans’ export-related lending as of December 31, 2010. Eksportfinans also has a concentration of market risk related to currency, interest rate and credit spread volatility, which is increasing with general market volatility and the general correlation between markets. If currency, interest rate or credit spread volatility increase or the correlation between different currencies, interest rates or credit spreads increases, this may lead to a higher market risk giving more volatile results.

     We are subject to foreign currency risk.

     As an international lending institution, the Company is subject to currency risk. Most of the Company’s risk capital is denominated in Norwegian kroner, however a somewhat lower portion of the Company’s risk weighted assets is denominated in Norwegian kroner. Because a somewhat higher percentage of the Company’s risk-weighted assets than its risk capital is denominated in other currencies and because there are limitations on the exchange rates used in the translation of risk capital to Norwegian kroner, the Company’s capital ratio is subject to foreign exchange rate fluctuations with respect to Norwegian kroner.

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

     During 2010 the Articles of Association of the Company were broadened so that the purpose of the Company is to conduct financing operations within the scope of the Financial Institutions Act. The main business focus of the Company, however, remains to provide financing to the Norwegian export industry for various purposes. In addition Eksportfinans will focus on financing projects within the renewable energy and cleaner environment sector as well as infrastructure projects.

     Our principal assets are our loans and investments, which are financed by our equity capital and by borrowings principally in the international capital markets. Our principal source of income is the excess of our interest revenue on our assets over the interest expense on our borrowings. The major Norwegian banks and international banks represented in Norway are active in export lending. We have no reliable data for the Company’s market share of export credits financed by Norwegian institutions. However, as an indication, the Company’s share of the Guarantee Institute’s guarantees is around 60%. All of the government-supported loans offered by Eksportfinans are fixed-interest loans in accordance with the OECD Arrangement on Guidelines for Officially Supported Export Credits (the OECD Consensus), which are agreed to by most of the member countries of the Organization for Economic Cooperation and Development (the OECD). At the request of the Norwegian Government, Eksportfinans may also from time to time provide other types of government-supported financing, although currently no such loans are outstanding.

     As shown in the table in Item 4.B. “— LOANS — Analysis of Loans”, a significant portion of the Eksportfinans loan portfolio is supported by guarantees (approximately 78.7% of the export-related balance as of December 31, 2010). The remaining export-related loans outstanding as of December 31, 2010 are supported by pledges on cash deposits with banks (13.6%) or represent loans to banks that are themselves qualified by their creditworthiness to act as guarantors (7.7%).

     In 2007 and 2008 Eksportfinans experienced a significant increase in applications for loans. Following the downturn in business cycles in 2009, applications for loans fell that year. During 2010, applications for loans are back on the same level as in 2008. Typically, applications for loans are filed with Eksportfinans at a very early stage of the relevant project. Often it takes from one to two years from the inception of a project until the loan can be disbursed. For further details, see Item 4.B “Business Overview — LOANS — Export Lending — Types of Financing”.

     Consistent with its function as a specialized financial institution providing primarily export-related financing, Eksportfinans considers the following factors when evaluating credit applications: the nature and extent of the credit support offered, the proportional amount of Norwegian material and labor involved, the extent of benefit to Norwegian industry, the market potential for Norwegian exports in the geographic area concerned, the credit terms extended by competing lending institutions, adherence to social and environmental standards and the effect on the importing country.

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

     In February 2002, the Norwegian Government expanded the CIRR to include the financing of ships built at Norwegian yards in addition to Norwegian-produced capital goods. Increasing oil prices over recent years had resulted in a high demand for new-builds from Norwegian shipyards supplying the offshore oil and gas sector. In combination with favorable CIRR interest rates, a high demand from shipping companies continued to lead to high disbursements of CIRR financing during 2009. However, during 2009, lower oil prices and the financial crisis resulted in a reduction of the number and volume of new loan offers being accepted by the borrowers compared to the preceding two years. During 2010, the demand for ship financing started to increase again and was higher than in 2009.

     Commercial Export Loans. Commercial export loans may be made at fixed or floating rates with certain options to convert from floating to fixed and vice versa and on a medium- or long-term basis. Commercial loans are offered in most freely convertible currencies and generally have repayment terms that are more flexible than those for government-supported loans. Terms and conditions of Eksportfinans’ commercial loans may be adjusted to match Eksportfinans’ funding and are based on Eksportfinans’ cost of funds in the domestic and international capital markets. Eksportfinans’ commercial loans are, for the most part, supported by bank guarantees, but may also be supported by guarantees from insurance companies, the Guarantee Institute and other Norwegian or foreign governmental agencies or pledges on cash deposits with banks or may be loans to banks for the purpose of refinancing of their loans to the export industry.

     Types of Financing

     Overview. With respect to export-related lending, Eksportfinans engages in three types of financing: (1) contract financing, (2) financing of international and export related activities and (3) acquisition of loans from banks. Contract financing means financing of export contracts between a Norwegian supplier and a foreign buyer or a Norwegian buyer, primarily those that operate in the international shipping and oil and gas industries. Financing of international and export related activities involves loans to finance investments in, among other things, storage facilities, production lines or purchases of companies to assist Norwegian companies in expanding internationally. In 2010, contract financing comprised 69% of our export-related new disbursements, and acquisition of loans from banks and financing of international and export related activities comprised 31%. The corresponding figures for 2009 were 95% and 5%, respectively. During 2008 and 2009, the Company focused on contract financing only. This is the reason for the low relative share of acquisition of loans from banks and financing of international and export related activities in 2009. Eksportfinans actively markets its finance products to Norwegian companies and also to buyers abroad that are traditional or potential purchasers of capital goods and services from Norway. Financial alternatives are often discussed with Norwegian exporters at a stage where they contemplate bidding for a contract or are in a bidding contest with foreign exporters. Most of Eksportfinans’ loans have been made due to active marketing directed to and/or unsolicited applications directly from Norwegian exporters. Some loans have been referred to us via our shareholder banks. All such referrals are on a no-fee basis. Eksportfinans does not hire brokers for the purpose of acquiring new loans. Particularly with respect to major Norwegian export contracts involving contract values in excess of USD 30 million, we invariably face competition, primarily from foreign banks and credit institutions, although this has been somewhat reduced as a result of the recent turmoil in the financial markets with the partial withdrawal of foreign banks from Norwegian markets.

     Approximately 78.7% of our outstanding export loans are guaranteed. The remaining loans are supported by pledges on cash deposits with banks (13.6%) or represent loans to banks that are qualified by their creditworthiness to act as guarantors (7.7%). Until approximately four years ago, close to 100% of our loans were guaranteed. The relative increase in loans that are not guaranteed is to a large extent a result of the increase in direct lending by us to certain Norwegian banks for the financing of their clients within the export industry. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing — Financing of international and export related activities”.

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

     Financing of international and export related activities. Eksportfinans finances activities related to the Norwegian export industry. The loan purpose is typically to finance investments in buildings and machinery for export production or international expansion. Such loans are guaranteed by Norwegian and international banks and other financial institutions. In 2005 Eksportfinans also started to extend loans to Norwegian savings banks to fund these banks’ loans to their customers within the export business. In 2008, the Company decided to discontinue direct loans to saving banks. Since 2008, loans in co-operation with saving banks are made to a borrower based on a guarantee from the savings bank, which is consistent with the Company’s other lending activities. As a result, total loans outstanding that were extended via Norwegian saving banks decreased to NOK 7,264 million at year end 2010 from NOK 8,260 million in 2009.

     Financing of projects within the renewable energy, cleaner environment and infrastructure sectors. During 2010 the Articles of Association of the Company were changed so that the purpose of the Company was broadened to permit it to conduct financing operations within the scope of the Financial Institutions Act. The main business focus of the Company remains to provide financing to the Norwegian export industry for various purposes. However, in order to diversify the lending activities to make the Company less dependent on loans derived from the oil and gas industry and to meet demand from Norwegian industry, Eksportfinans has also adopted a strategy to focus on financing projects within the renewable energy and cleaner environment sector as well as infrastructure projects.

     Loans acquired from banks. Eksportfinans from time to time enters into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans are based on normal commercial terms, and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The

Company places an initial deposit with the selling bank, which is used as consideration for the purchase of the relevant loans. Each loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company pays the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2010, 2009 and 2008 Eksportfinans acquired loans from banks amounting to NOK 2,867 million, NOK 1,263 million and NOK 2,666 million, respectively. The volume of loans acquired from banks fluctuates over time based on eligible loans and the funding situation for the banks. The lower amount in 2009 was due to the fact that such financing was not given priority in the first half of 2009 due to the funding environment at that time caused by the international financial crisis.

     Loan Commitments

     Eksportfinans’ total actual and probable loan commitments as of December 31, 2010 amounted to NOK 21 billion (compared to NOK 31 billion as of December 31, 2009). The decrease is due primarily to a lower level of activity within the shipping and oil and gas industries and the fact that borrowers have faced difficulties raising risk cover in the marketplace. Of this amount, approximately NOK 8 billion (compared to NOK 11 billion as of December 31, 2009) was committed on government-supported OECD Consensus terms and NOK 12 billion (compared with NOK 16 billion as of December 31, 2009) was on pure commercial terms. Some of the loans on government-supported OECD Consensus terms have a built in option for the applicant to convert to commercial terms. This must be exercised by the borrower prior to the final disbursement date. The variation in the volume of loan commitments between government supported OECD terms and pure commercial terms is correlated with fluctuations in interest rate movements. In an environment of increasing interest rates, more borrowers will choose fixed rate government supported loans. If interest rates are falling, as they were in 2010, more borrowers choose pure commercial loans with floating interest rates. The loan commitments that are made are, to a large extent, for projects that are at a very early stage and disbursements of loans may not be made for one to two years or at all. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”. Eksportfinans expects that out of the total actual and probable loan commitments of NOK 21 billion, approximately NOK 13 billion will be disbursed during 2011, of which we expect that approximately 30% will be on OECD Consensus terms.

     Credit Support, Credit Monitoring and Assessment

     Eksportfinans’ Articles of Association require that all credits extended be made:

  with the support of guarantees from Norwegian or foreign banks, Norwegian or foreign insurance companies, Norwegian or foreign companies that, without providing credit support or specific security, are assumed to be capable of raising long-term debt in the international capital markets and money markets, the Norwegian Government or legal entities including the Guarantee Institute whose guarantee is equivalent to a guarantee from the Norwegian Government, or with the support of guarantees from sovereign states and their regional or local authorities of high creditworthiness, including legal entities whose guarantee is equivalent to a guarantee from a sovereign state or its regional or local authorities with high creditworthiness, with the support of pledge over bank deposits in Norwegian and foreign banks, bonds or other negotiable debt instruments issued or guaranteed by legal entities with the support of whose guarantee credits may be extended pursuant to the bullet point above, or without any credit support if the borrower is a legal entity which may issue a guarantee under the first bullet point above.

     Eksportfinans relies on credit ratings and analyses from the major rating agencies to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio and reports regularly to management and the Board of Directors. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other support for the loans as the ultimate source of repayment. The Board of Directors has established exposure limits based on the credit ratings of the guarantors and borrowers. 99.9% of the rated portfolio consists of investment grade counterparties. For details on our unrated portfolio, see note 29.5 to our audited consolidated financial statements in Item 18. For further details on our reliance on credit ratings, see Item 3.D. “Risk Factors — Eksportfinans is largely dependent on credit ratings from the major credit rating agencies when accepting banks as guarantors for its loans and when making an investment”.

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

     Guarantees issued by GIEK cover political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The Guarantee Institute’s cover of political risks is 100% of a loan, and its maximum cover for commercial risks is 90%. The terms of guarantees issued by the Guarantee Institute generally provide that the Guarantee Institute is to be issued a claim after a default has continued for 90 days. Claims under the guarantees are payable six months from the date a claim is issued. Guarantees issued by the Guarantee Institute supported 37.3% of export related loans as of December 31, 2010 compared with 28.7% of export related loans as of December 31, 2009.

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

     In 2006, the Ministry initiated a review of the 108 Agreement. The Ministry and Eksportfinans agreed on some technical and compensatory amendments on July 6, 2007. However a more general review of the Norwegian Government’s support for export credits was initiated in early 2008. The purpose of this review was for the Norwegian Government to determine whether to continue its current support, completely discontinue such support or continue on a different scale, with a different organization or on different terms and conditions. This general review was put on hold during the fall of 2008 as a consequence of the financial crisis and in light of the need for Eksportfinans to continue in its role of providing export credits. In 2010, there was a review of some technical aspects of the scope of the government supported financing scheme to harmonize the financing scheme with the guarantee scheme operated by the Guarantee Institute. As a result of such review, the minimum Norwegian content in supply contracts that can be financed under the 108 Agreement was reduced from 50 to 30 per cent. This reduction means that more projects qualify for possible funding by Eksportfinans. We currently are not aware of any specific plans to continue with a general review of the Norwegian Government’s support for export credits and the export industry but we expect that a general review will occur at some point in the future.

     Furthermore, under certain requirements, contracts originated from foreign subsidiaries of Norwegian companies may be financed on CIRR-terms. Since the arrangement significantly assists in securing Eksportfinans’ business and revenues, if it were to be unfavorably amended or terminated, Eksportfinans’ profit margins, income and business would be adversely affected.

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

     The 108 Agreement also protects Eksportfinans against fluctuations in foreign exchange and/or interest rates with respect to loans granted under the agreement by providing Eksportfinans with a guaranteed NOK fixed return. Under the agreement, Eksportfinans is compensated for any losses as a result of currency or interest rate fluctuations and any gains as a result of such fluctuations are credited to the Ministry. The Norwegian Government also seeks to reduce its exposure to currency and interest rate risk under the 108 Agreement. For this purpose, Eksportfinans enters into currency and interest rate hedging arrangements and otherwise attempts to balance the currencies of its borrowing and lending. As a result, annual fluctuations in gains or losses under the agreement are minimized, which assists the Norwegian Government in forecasting the amount of its disbursements under the Agreement.

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

     Approximately 35% of Eksportfinans’ outstanding export-related loans at December 31, 2010 were issued under the 108 Agreement, compared to 48% of export-related loans at the end of 2009. This decrease in loans issued under the 108 Agreement is primarily due to the fact that financing on market terms was generally more favorable than financing on CIRR-terms during most of 2010. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”. The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Norwegian Government under this arrangement:

	2010	2009	2008	2007	2006	2005	2004

Amount paid or payable to Eksportfinans (NOK millions)	332	152	38	26	31	35	39
Payment in respect of (year)	2008	2007	2006	2005	2004	2003	2002

     The increase in the volume of loans in 2007 and 2008 led to an increase in the amount payable by the Norwegian Government under the 108 Agreement in 2009 and 2010.

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

     According to KLP’s public disclosures, KLP is one of Norway’s largest life insurance companies, with total assets of NOK 244.3 billion as of December 31, 2010. KLP provides pension, financing and insurance services to the local government sector and the state health enterprises as well as to businesses both in the public and the private sectors. It is a mutual company owned by customers with Norwegian public sector occupational pensions with KLP, including municipalities, county administrations and health enterprises, as well as companies associated with the Norwegian public sector.

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

     The Retained Municipal Portfolio

     The credit risk on loans to or with guarantees from Norwegian municipalities or counties is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and/or penalty interest. After a period of postponement of payments it is expected that the Ministry of Local Government will arrange for payments of the municipality’s payment obligations. The Retained Municipal Portfolio’s credit exposure to the Kingdom of Norway in terms of loans to or guaranteed by Norwegian municipalities or counties was NOK 10.7 billion as of December 31, 2010 (NOK 10.7 billion as of December 31, 2009).

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

     Types of Financing in the Retained Municipal Portfolio

     Loans in the Retained Municipal Portfolio have terms ranging from one year to ten years or more. As of December 31, 2010, 37% (as of December 31, 2009, 40%) of the outstanding loans had a remaining term in excess of five years.

     Loans in the Retained Municipal Portfolio include both floating rate and fixed rate terms.

     Floating rate loans bear interest either at a rate linked to the Norwegian Interbank Offered Rate (NIBOR) plus a margin or at a rate that is adjustable at our discretion upon 14 days’ notice. If the borrower rejects the adjusted interest rate, the loan and accrued interest must be repaid immediately. As of December 31, 2010, 82% were at floating interest rates (82% as of December 31, 2009).

     If a loan is fixed interest rate, the fixed interest rate normally applies for the whole term of the loan. Some loans may have a fixed rate of interest for a shorter period than the term of the loan. For such loans, at the end of the initial term either new fixed rates of interest are agreed or the loan is repaid. Prepayments of fixed rate loans are subject to a penalty based on the difference between the agreed interest rate and the market interest rate at the time of prepayment. As of December 31, 2010, 18% of the loans were at fixed interest rates (December 31, 2009, 18%).

     Credit Support, Credit Monitoring and Assessment of the Retained Municipal Portfolio

     Loans to Norwegian municipalities or counties were made without any credit support. Loans to joint municipal companies or private independent companies were made with guarantees from municipalities, counties, the Norwegian central government or a bank. A credit assessment was made for all companies where a guarantee is required, even if the credit risk is borne by the guarantor. The credit limits of municipalities are based on a combination of the outstanding loan balance for the individual municipality/county and the capital adequacy limits regulated by The Financial Supervisory Authority of Norway. Credit limits for banks were set by

Eksportfinans. The Retained Municipal Portfolio also includes loans with guarantees from banks, and loans to banks in connection with the refinancing of loans to companies in the public sector.

     Loans in the Retained Municipal Portfolio were made:

  to municipalities and counties,

  to companies, where the credit is secured by guarantees from municipalities, counties, banks or the Norwegian Government, and to banks in connection with the refinancing of loans to companies in the public sector.

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

     Analysis of Loans

     Composition of Loans

     The following table sets forth the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality and county loans for each of the last five years:

	Year ended December 31,

(NOK millions) (1)	2010	2009	2008	2007	2006

Loan disbursements (during the year):
Export-related commercial loans	30,923	13,729	11,234	11,242	18,541
Export-related Government-supported loans (2)	2,731	14,381	14,062	11,543	5,056
Municipal and county loans (3)	—	10,909	8,047	16,398	12,280
Loan to KLP Kreditt AS	—	34,352	—	—	—

Total (4)	33,654	73,371	33,343	39,183	35,877

Loans outstanding (at year-end):
Export-related commercial loans	64,499	42,547	48,820	38,705	33,936
Export-related Government-supported loans (2)	35,317	38,828	31,551	17,639	7,973
Loan to KLP Kreditt AS	12,882	30,058	—	—	—
Direct loans to Norwegian local government	5,719	5,778	53,855	63,553	55,049
Municipal-related loans to other credit institutions	4,943	4,943	4,943	4,723	2,034
Loans to employees	52	48	60	69	67

Total	123,412	122,202	139,229	124,689	99,059

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

(2)

Export-related government-supported loans refer to all loans given under the 108 Agreement with the Norwegian Government. Refer to disclosures under the heading “Arrangement with the Norwegian Government” in this section for further information about these loans. The export-related government-supported loans can be protected by all types of credit support presented under the heading “Credit Support” later in this section.

(3)	The figure for 2009 includes the acquisition of NOK 10.9 billion of loans included in the Retained Municipal Portfolio.

(4)

Amounts for 2010, 2009, 2008, 2007 and 2006 include loans acquired from shareholders amounting to NOK 2,867 million, NOK 1,263 million, NOK 2,666 million, NOK 4,715 million and NOK 4,889 million, respectively.

The following table represents an analysis of the Company’s loans outstanding for each of the last five years:

	Year ended December 31,

(NOK millions) (1)	2010	2009	2008	2007	2006

Beginning balance	122,202	139,228	124,689	99,059	81,385
Add — disbursements (1)	33,654	73,371	33,343	39,183	35,877
Deduct — repayments (2)	(32,416)	(83,820)	(27,683)	(10,831)	(18,153)
Adjustments related to year-end exchange rates (3)	(28)	(6,577)	8,879	(2,722)	(50)

Balance at year-end	123,412	122,202	139,228	124,689	99,059

(1)	Of NOK 73.4 billion in 2009, NOK 45.3 billion is related to funding of Kommunekreditt Norge AS and other municipal related disbursements after the sale of the subsidiary.

(2)	Of NOK 83.8 billion in 2009, NOK 44.5 billion is related to repayment from Kommunekreditt Norge AS in relation to the sale of the subsidiary.

(3)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

     Our export-related loans are divided into three categories: ships, capital goods and additional export-related and international activities, as described in the footnotes to the tables below.

     The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:

Loans disbursements (during the year):

	Year ended December 31,

(NOK millions)	2010	2009	2008	2007	2006

Export-related Loans
of which Ships (1)	15,879	12,958	15,905	12,288	4,929
of which Capital goods (2)	9,124	15,152	7,016	6,452	4,553
of which Other export-related and international activities (3)	8,651	—	2,375	4,045	14,115
Municipal and county loans (4)	—	10,909	8,047	16,398	12,280
Loan to KLP Kreditt AS	—	34,352	—	—	—

Total (5)	33,654	73,371	33,343	39,183	35,877

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

(3)

“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

	Year ended December 31,

(NOK millions)	2010	2009	2008	2007	2006

Consumer goods	4,649	—	—	46	3,127
Oil and gas	1,732	—	583	62	1,376
Renewable energy	1,425	—	—	—	—
Real estate	581	—	655	1,311	1,900
Aviation and shipping	264	—	—	—	499
IT and telecommunication	—	—	940	—	4,000
Banking and finance	—	—	197	2,470	3,163
Aluminum, chemicals and minerals	—	—	—	156	—
Other categories	—	—	—	—	50

Total	8,651	—	2,375	4,045	14,115

(4)	The figure for 2009 includes the acquisition of NOK 10.9 billion of loans included in the Retained Municipal Portfolio

(5)

Amounts for 2010, 2009, 2008, 2007 and 2006 include loans acquired from shareholders amounting to NOK 2,867 million, NOK 1,263 million, NOK 2,666 million, NOK 4,715 million and NOK 4,889 million, respectively.

     Loans outstanding at year-end:

	Year ended December 31,

(NOK millions)	2010	2009	2008	2007	2006

Export-related Loans
of which Ships (1)	45,376	36,376	31,631	19,570	8,570
of which Capital goods (2)	31,992	28,347	19,931	10,757	8,458
of which Other export-related and international activities (3)	22,448	16,652	28,809	26,017	24,882
Loan to KLP Kreditt AS	12,882	30,058	—	—	—
Direct loans to Norwegian local government	5,719	5,778	53,855	63,553	55,049
Municipal-related loans to other credit institutions	4,943	4,943	4,943	4,723	2,034
Loans to employees	52	48	60	69	67

Total	123,412	122,202	139,228	124,689	99,059

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

(3)

“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

	Year ended December 31,

(NOK millions)	2010	2009	2008	2007	2006

Banking and finance	7,264	8,260	8,875	8,325	6,003
Real estate	5,776	5,237	5,569	5,136	4,414
Consumer goods	4,757	3,052	3,715	2,994	3,393
Oil and gas	2,935	25	606	1,069	1,832
Renewable energy	1,425	—	—	—	—
Aviation and shipping	264	40	106	89	436
Aluminum, chemicals and minerals	3	8	13	213	273
Engineering and construction	—	1	30	26	28
Pulp and paper	—	—	4,933	3,980	4,119
IT and telecommunication	—	—	4,928	3,981	4,119
Hydro electric power	—	—	—	166	172
Other categories	24	29	34	38	93

Total	22,448	16,652	28,809	26,017	24,882

(4)	There were no material loan disbursements to employees in 2010.

     Maturity of Loans

     The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2010, categorized by maturity dates.

(NOK millions)	1 year	From 1 year up to and including 5 years	Over 5 years	Total

Municipal and county loans (*)	13,063	6,801	3,680	23,544
Export-related loans	9,698	70,743	19,427	99,868

Total	22,761	77,544	23,107	123,412

(*)	Including loan to KLP Kreditt AS

     Interest Rate Type of Loans

     The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2010, categorized by type of interest rate.

(NOK millions)	Fixed interest rates	Adjustable interest rates	Total

Municipal and county loans (*)	1,860	21,714	23,574
Export-related loans	34,985	64,853	99,838

Total	36,845	86,567	123,412

(*)	Including loan to KLP Kreditt AS

     Currency of Loans

     The following table shows the composition of the Company’s loans by currency of the loans, based upon the contract terms, as of December 31, for each of the last five years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,

(NOK millions, except percentages) (1)	2010		2009		2008		2007		2006

Norwegian kroner	71,046	57.6%	85,700	70.1%	96,530	69.3%	90,297	72.4%	68,218	68.9%
U.S. dollars	49,023	39.7%	33,582	27.5%	33,794	24.3%	23,602	18.9%	19,300	19.5%
Euro	3,236	2.6%	1,778	1.5%	7,424	5.3%	9,829	7.9%	10,476	10.6%
Other	107	0.1%	1,142	0.9%	1,480	1.1%	961	0.8%	1,065	1.1%

Total	123,412	100.0%	122,202	100.0%	139,228	100.0%	124,689	100.0%	99,059	100.0%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

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

	Year ended December 31,

(NOK millions) (1)	2010	2009	2008	2007	2006

Norway (2)	87,282	90,460	106,640	106,295	86,774
Bermuda	10,445	7,746	4,633	2,537	1,018
USA	3,331	4,150	5,089	4,676	2,341
The Netherlands	3,127	1,378	1,000	2	3
Cyprus	2,643	1,079	593	506	631
Other (3)	16,584	17,389	21,273	10,673	8,292

Total	123,412	122,202	139,228	124,689	99,059

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

(2)	Of which loans related to Norwegian municipalities (including the loan to KLP Kreditt AS) amounted to NOK 23,544 million, NOK 40,779 million, NOK 58,797 million, NOK 68,276 million and NOK 57,082 million in 2010, 2009, 2008, 2007 and 2006, respectively.

(3)	In 2010, “Other” does not include any individual country amounts greater than those disclosed by individual country for that year.

     Credit Support

     The following tables provide an overview of the types of for our outstanding loans as of December 31, for each of the last five years:

	As of December 31,
Municipal lending: (NOK millions, except percentages) (1)
	2010		2009		2008		2007		2006

Loan to KLP Kreditt AS	12,882	54.8%	30,058	73.7%	—	—	—	—	—	—
Loans to Norwegian banks	4,943	21.0%	4,943	12.1%	4,943	8.4%	4,723	6.9%	2,034	3.6%
Norwegian bank guarantees	3,660	15.5%	3,689	9.1%	4,215	7.2%	2,463	3.6%	2,720	4.8%
Loans to or guaranteed by Norwegian
municipalities	2,058	8.7%	2,089	5.1%	49,639	84.4%	61,090	89.5%	52,329	91.7%

Total	23,544	100%	40,779	100%	58,797	100.0%	68,276	100%	57,082	100.0%

	As of December 31,
Export-related lending: (NOK millions, except percentages) (2) (5)
	2010		2009		2008		2007		2006

Government guarantees (4)	39,792	39.9%	26,365	32.4%	18,402	22.9%	9,755	17.3%	5,851	13.9%
Norwegian bank guarantees	21,092	21.1%	14,965	18.4%	23,506	29.2%	19,933	35.3%	18,190	43.3%
Foreign bank guarantees (3)	17,699	17.7%	15,622	19.2%	18,279	22.7%	13,512	24.0%	10,507	25.0%
Pledges over cash deposits with banks	13,563	13.6%	15,795	19.4%	10,405	12.9%	4,318	7.7%	1,222	2.9%
Loans to Norwegian banks	7,263	7.3%	8,260	10.2%	7,316	9.1%	7,220	12.8%	5,352	12.8%
Loans to foreign banks	407	0.4%	368	0.4%	2,462	3.1%	1,604	2.8%	784	1.9%
Corporate guarantees	—	0.0%	—	0.0%	2	0.0%	2	0.0%	3	0.0%

Total	99,816	100%	81,375	100%	80,372	100.0%	56,344	100%	41,910	100%

(1)	Loan provided with security in the underlying lending portfolio transactions, in addition to KLP Kreditt AS being a Norwegian bank.

(2)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(3)	Includes direct loans to foreign banks from which we would accept a guarantee.

(4)	Consists of guarantees by the Guarantee Institute, other Norwegian agencies and foreign governments.

(5)	In addition, mortgage loans to employees accounted for NOK 52 million, NOK 48 million, NOK 60 million, NOK 69 million and NOK 67 million in 2010, 2009, 2008, 2007 and 2006, respectively.

     Government guarantees supported 39.9% of total outstanding export-related loans as of December 31, 2010, substantially all of which was covered by the Guarantee Institute. The percentage of government guarantees for export-related lending has increased substantially from 22.9% as of December 31, 2008 to 32.4% as of December 31, 2009 and then 39.9% as of December 31, 2010 because many commercial banks have reduced lending due to conditions in the financial markets and capital constraints.

     No loans to a single customer guaranteed by the Norwegian Government or its agencies exceeded 5% of total export-related loans as of December 31, 2010. Guarantees issued by two Norwegian banks, DnB NOR Bank ASA and Nordea Bank Norge ASA, which together owned approximately 63.2% of the Company’s share capital as of December 31, 2010, supported 33% of total export-related loans. As of the same date, guarantees issued by one of those banks, DnB NOR Bank ASA, supported approximately 28% of total export-related loans. No loan to a single customer guaranteed by DnB NOR Bank ASA exceeded 6.2% of total loans in 2010.

Guarantees issued by Nordea Bank Norge ASA, another shareholder, supported 2.9% of total export-related loans. No loan to a single customer guaranteed by Nordea Bank exceeded 1.5% of total loans. For further details, see Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.

     Non-Performing Loans

     Default interest accrues if the borrower fails to pay any amount owed when due. Default interest includes additional interest for not performing according to the loan contract. Default interest normally exceeds the normal interest rate agreed to in the loan contract by 100 to 300 basis points. Default interest accrues from and including the date on which the payment was due. Default interest is intended to make up for any of the Company’s lost investment opportunities or cost of funds, as the case may be.

     The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	Year ended December 31,

(NOK millions)	2010	2009	2008	2007	2006

Interest and principal installments more than 90 days past due (1)	511	416	12	4	1
Not matured principal on loan with payments more than 90 days past due (2)	453	58	39	16	18

Total	964	474	51	20	19

Interest and principal installments more than 90 days past due
expected to be collected from guarantor (3)	18	5	1	4	—

(1)	Of which NOK 493 million as of December 31, 2010 and NOK 408 million as of December 31, 2009, relates to Icelandic banks.

(2)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.

(3)

All loans expected to be collected from a guarantor are loans where the borrower is a foreign counterparty. The amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. For further details, see note 29.4 to our audited financial statements in Item 18.

     With the adoption of IFRS, all loans, with the exception of government-supported loans and a loan to KLP Kreditt are measured at fair value. Loans measured at fair value are not subject to separate impairment losses as any impairment would be included in the fair value measurement. The fair value measurements of loans are described in notes 4 and 29.7 to our audited consolidated financial statements in Item 18. The loan portfolios carried at amortized cost are continuously assessed for impairment. This applies for government-supported loans (the loans under the 108 Agreement with the Norwegian Government) and the loan to KLP Kreditt. The method the Company uses to monitor credit risk is the same for loans carried at amortized cost and loans measured as at fair value through profit or loss. The credit monitoring of the amortized cost loans is used in the impairment assessment while the credit monitoring of the fair value loans is used in the fair value measurement. The Company reviews all non-performing loans for impairment on a quarterly basis. No loan loss provisions have been made to cover losses arising from circumstances existing at December 31, 2010.

     The Company monitors the following factors to identify any impaired loans:

  Adverse changes in credit rating levels, both for the debtor and the guarantor

  Adverse changes in credit spreads

  Payments past due

  Other indications of financial distress

     At the core of the Company’s business plan is the decision to not assume credit risk on borrowers. Guarantees are required for all loans given by the Company. In this manner, the loans will have “double default” characteristics, i.e. both the debtor and the guarantor need to default in order for the Company to be exposed to credit losses.

     The Company obtains both government guarantees (primarily the Guarantee Institute) and non-government guarantees. The non-government guarantees are obtained from large international and domestic banks. The lowest rating that is accepted for international banks (excluding the three largest owner banks: DnBNOR, Nordea and Danske Bank) is A- /A3. If banks fall below this level, the Company has the option to demand a new guarantor. For the three largest owner banks and other domestic banks, the Company will have a subjective right to demand a new guarantor if the Company no longer finds the guarantor acceptable.

     The Company (through the Risk Management Department) monitors the rating of the individual debtor and guarantor. Credit spreads (including the liquidity of such spreads) are also monitored continuously when available for the guarantors and debtors. Furthermore, breaches of loan agreements are followed up closely, including and in particular payments past due. When such a breach occurs, the debtor is contacted no later than five banking days after the payment is past due. The guarantor is informed with copies of the correspondence and the process of securing necessary payments from the guarantors is initiated. For loans with a remaining nominal value of more than NOK 50 million, the Credit Committee (with members from the Group Management Board) is informed.

     Other relevant available information is also considered, independent from credit rating movements, credit spread development and loans being past due. This could be news releases about the relevant debtors or guarantors, financial reports and separate reports from the international credit rating agencies. At the end of each reporting period, the Company assesses whether the above described credit monitoring process provides any objective evidence that a loan is impaired. It applies thresholds for adverse credit rating changes, changes in credit spreads and delinquencies in order to determine if a loan is impaired. The significance of other available information is assessed on a case by case basis.

     If the Company determines that a loan is impaired, the impairment amount is determined individually for the relevant debtor. The impairment will be the difference between the carrying amount of the loan and the present value of estimated future cash flows. When estimating future cash flows, the Company takes cash flows from the debtor and guarantor into account. The estimated future cash flows are discounted using the original effective interest rate. The calculation is performed by the Risk Management Department, which is also responsible for the fair value measurement of loan portfolios measured at fair value through profit or loss.

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

     In October 2008, Iceland introduced an emergency law to deal with its national banking crisis. Three of the major Icelandic banks were nationalized and placed under Icelandic government ownership, control and supervision. At that time, Eksportfinans discovered that Glitnir hf, which had acted as agent bank and guarantor, had failed to perform its duties as agent by not transferring to Eksportfinans prepayments of three loans that had been legally prepaid by the borrowers. The total amount not reimbursed to Eksportfinans by Glitnir hf was NOK 410 million (at exchange rates applicable at December 31, 2010). To protect its claim against the bank, Eksportfinans has pursued and continues to pursue various legal measures and strategies to reclaim the unlawfully withheld amount in Iceland. Eksportfinans also participates in a syndicated loan to Glitnir hf, with Eksportfinans’ exposure being NOK 83 million (at exchange rates applicable at December 31, 2010). As of December 31, 2010, the fair value of the amount not reimbursed had been increased from 24% as of December 31, 2009 to 27.6% as of December 31, 2010 of the principal amount of the loan, leading to an accumulated fair value reduction of NOK 357 million as per December 31, 2010 (at exchange rates applicable at December 31, 2010) with respect to both exposures. Save for these unauthorized actions by Glitnir hf acting as agent and the outstanding amounts under the Icelandic syndicated loan, the Company has incurred no loan losses to date.

     Foreign Outstandings

     The following table sets forth outstandings to obligors in foreign countries where aggregate outstandings to each country exceed 1.5% of the Company’s total assets at December 31, 2010. Additionally, it sets forth under “Other Countries” the aggregate outstandings for countries which each represent between 0.75% and 1.5% of the Company’s total assets. Outstandings consist of loans, securities and receivables. Guaranteed amounts are reflected as outstandings only in the country of the guarantor and not in the country of the borrower. These amounts are primarily outstanding against foreign banks.

	Year ended December 31,
	2010	2009	2008	2007	2006

(NOK million)	Outstanding

United Kingdom	11,753	16,466	22,267	13,956	10,391
Denmark	10,939	10,999	14,848	5,266	3,045
USA	8,992	10,380	11,383	12,687	5,646
Finland	8,633	8,675	5,538	2,332	—
Germany	6,824	5,956	10,851	5,324	3,428
The Netherlands	5,484	6,987	12,689	5,767	4,214
France	5,363	3,668	8,081	4,458	2,237
Italy	4,523	9,068	9,241	8,159	5,451
Spain	4,295	8,378	9,730	8,886	9,833
Australia	(1)	5,889	5,682	5,984	4,680
Ireland	(1)	4,668	4,598	4,336	3,206
Sweden	(1)		4,394	(1)	3,635
Japan	(1)	2,293	4,194
Other countries (1)	15,070	3,145	4,267	3,350	2,811

Total	81,876	96,572	127,763	80,505	58,577

(1)

Represents countries with respect to which the Company’s outstandings were between 0.75% and 1.5% of total assets. This includes Austria, Australia, Ireland, Sweden, Belgium, Japan and the Philippines as of December 31, 2010. Canada as of December 31, 2009, Austria and Luxembourg as of December 31, 2008, Canada and Sweden as of December 31, 2007 and Canada and Portugal as of December 31, 2006.

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

     Under the Financial Institutions Act, a financial institution must be licensed by the Norwegian Government. The articles of association of a financial institution must be approved by the Ministry of Finance and Customs. The Articles of Association of Eksportfinans, among other things, provide for the Company’s management through the Board of Directors’ supervision and control, the Council of Representatives and the Control Committee. For further details, see Item 6. “Directors, Senior Management and Employees”.

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

     However, with effect from January 1, 2011, the Norwegian Ministry of Finance introduced new regulations concerning exposure towards a single customer. The most important change was that risk weighting for exposures to banks was discontinued. The maximum allowed exposure, equaling 25% of the institution’s regulatory capital, applies under the new provisions. Under the previous rules for calculating and reporting large exposures, Eksportfinans applied a risk weight of 20% for all loans that were secured by on-demand guarantees from banks. If the aggregated exposure to a borrower exceeded an amount equal to 25% of Eksportfinans’ regulatory capital, the excess amount was reported as an exposure towards the guaranteeing bank, and such 20% risk weighting was applied to the remaining exposure. That meant that maximum exposure to a single client (borrower and guaranteeing bank together in the manner described above) equaled NOK 7.1 billion based on Eksportfinans’ regulatory capital as of December 31, 2010. The new Norwegian provisions for large exposures are the same as the prevailing provisions applicable in the European Union (Directive 2006/48/EU) and such provisions do not permit the bank guarantee risk weighting that we employ. As a result, under the new rules the maximum exposure of Eksportfinans to borrower and guaranteeing banks would be approximately NOK 1.4 billion based on Eksportfinans’ regulatory capital as of December 31, 2010. The European Union rules leave little or no authority for Norwegian supervisory authorities to make permanent exemptions. The new provisions are detrimental to Eksportfinans’ business model. Eksportfinans has been granted a transitional period ending December 31, 2011, during which it can use the 2010 reporting standards for large exposures. During the transitional period the Ministry will consider how Eksportfinans shall adopt the new provisions, if at all. Eksportfinans is in dialog with the authorities for a sustainable solution. There can be no assurance that the Ministry of Finance’s consideration will be favorable to Eksportfinans, and if Eksportfinans were ultimately required to adhere to the new regulations without modification from those currently in effect, it would adversely affect our business, results of operations and financial position.

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

     C. ORGANIZATIONAL STRUCTURE

     Following the liquidation of eFunding AS during 2010 and the sale of Kommunekreditt Norge AS in 2009, Eksportfinans has no subsidiaries. eFunding AS was an empty shell company formed to prepare for the commercialization of the eFunding Platform (see item 5.B. “Liquidity and Capital Resources – General”), an idea that was subsequently abandoned.

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

      A. OPERATING RESULTS

      General

     The year 2010 has been a good year for Eksportfinans. Profits from the underlying business operations remain strong, and disbursements of export credits have been at record highs throughout the year. Eksportfinans experienced an increase in new lending to export related sectors by 20 percent in 2010 compared to 2009. In all, Eksportfinans disbursed NOK 33.7 billion in new export related loans in 2010, compared to NOK 28.1 billion in 2009.

      Results of Operations

     The following table sets forth our results for the years ended December 31, 2010, 2009 and 2008.

	Year ended December 31,

(NOK millions)	2010	2009	2008

Total interest and related income	5,817	7,213	12,010
Total interest and related expenses	4,398	5,743	11,187

NET INTEREST INCOME	1,419	1,470	823

Commissions and income related to banking services	2	2	2
Commissions and expenses related to banking services	7	8	40
Net gains/(losses) on financial instruments at fair value	(603)	(3,793)	3,977
Other income	7	15	18

NET OTHER OPERATING INCOME	(602)	(3,784)	3,957

TOTAL OPERATING INCOME	817	(2,314)	4,780

Salaries and other administrative expenses	157	152	146
Depreciation	23	20	19
Other expenses	14	15	13

TOTAL OPERATING EXPENSES	195	187	178

PRE-TAX OPERATING PROFIT/(LOSS)	623	(2,501)	4,602

Taxes	175	(699)	1,288

PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	448	(1,802)	3,314

Profit/(loss) for the year from discontinued operations, net of taxes	0	1	41

TOTAL COMPREHENSIVE INCOME	448	(1,801)	3,355

     The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. Interest rates and average total assets affect interest income and interest expense during the year.

     As of December 31, 2010, approximately 64% of the Company’s assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, all assets and liabilities are converted to floating-rate (primarily 3 month), mainly in Norwegian kroner, euro and U.S. dollars. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Average interest earning assets were higher than average interest bearing liabilities as of December 31, 2010, 2009 and 2008. Management believes the difference can be looked upon as equity-funded assets. As the equity of the Company is denominated in NOK, fluctuations in interest rates in NOK may affect the return on equity-funded assets.

     During 2010 the average short-term Norwegian kroner NIBOR interest rate increased by approximately 0.1 percentage points from 2009. During 2009 the average short-term Norwegian kroner NIBOR interest rate decreased by approximately 3.8 percentage points compared to 2008 and increased about 1.3 percentage points during 2008. The average short-term euro London Inter-Bank Offered Rate (LIBOR) decreased approximately 0.4 percentage points during 2010, it had decreased about 3.4 percentage points during 2009 and increased about 0.4 percentage points during 2008. The average short-term U.S. dollar LIBOR interest rate decreased about 0.3 percentage points during 2010 and 2.2 percentage points during 2009 and decreased about 2.4 percentage points during 2008.

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

     During 2010 the Norwegian kroner appreciated 6.0% against the euro and depreciated 1.4% against the U.S. dollar. During 2009 the Norwegian kroner appreciated 15.7% against the euro and appreciated 17.5% against the U.S. dollar. During 2008 the Norwegian kroner depreciated 23.9% against the euro and depreciated 29.3% against the U.S. dollar.

     As of December 31, 2010, the Company’s net foreign currency position amounted to NOK 40 million in U.S. dollars and NOK 5 million in euros. As of December 31, 2009, the Company’s net foreign currency position amounted to NOK 4 million in U.S. dollars and NOK 7 million in euros (NOK 159 million in U.S. dollars and NOK 65 million in euros in 2008). Net profit in foreign exchange in 2010 amounted to NOK 9 million, compared to a loss of NOK 101 million in 2009 and a profit of NOK 37 million in 2008, as a result of changes in foreign exchange rates.

     There was a decrease in both total interest income and total interest expense in 2010 compared to 2009 and a decrease in both items in 2009 compared to 2008. The main reasons for the decrease in both total interest income and total interest expenses during 2010 were the decrease in the average short-term euro LIBOR interest rate and the average short-term U.S. dollar LIBOR interest rate. The main reasons for the decrease in total interest income and total interest expenses during 2009 were the decrease in the average short-term euro LIBOR interest rate, the average short-term U.S. dollar LIBOR interest rate and the average Norwegian kroner short-term NIBOR interest rate.

     Total interest and related income in 2010 was NOK 5,817 million, compared to NOK 7,213 million in 2009, a decrease of NOK 1,396 million, or 19.4%. Total interest and related income in 2009 was NOK 7,213 million, compared to NOK 12,010 million in 2008, a decrease of NOK 4,797 million, or 39.9%. Changes in total interest and related income are discussed in the following paragraphs.

     Interest and related income on loans decreased by NOK 384 million, or 7.3%, from 2009 to 2010. Interest and related income on loans decreased by NOK 2,743 million, or 34.2%, from 2008 to 2009.

     Interest and related income on securities and other interest and related income decreased by NOK 1,013 million, or 52.6%, from 2009 to 2010. Interest and related income on securities and other interest and related income decreased by NOK 2,054 million, or 52.2%, from 2008 to 2009.

     Total interest and related expenses in 2010 was NOK 4,398 million compared to NOK 5,743 million in 2009. Interest and commissions on the Company’s debt decreased by NOK 1,345 million (23.4%) from 2009 to 2010. Total interest and related expenses in 2009 was NOK 5,743 million compared to NOK 11,187 million in 2008. Interest and commissions on the Company’s debt decreased by NOK 5,444 million (48.7%) from 2008 to 2009.

     The reasons for such changes are described in the paragraphs above. See also “— Average balance sheet and net interest income” and “— Changes in net interest income — volume and rate analysis.”

     The Company’s net interest income is composed of interest income on equity-funded assets and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2010 was NOK 1,419 million, a 3.5% decrease from net interest income of NOK 1,470 million in 2009. The main reason for the lower net interest income in 2010 was the accrual for preference share dividends to the Norwegian government as part of the borrowing agreement between Eksportfinans and the Norwegian government entered into in 2008. Net interest income in 2009 was NOK 1,470 million, a 78.6% increase from net interest income of NOK 823 million in 2008. The increase in net interest income in 2009 was mainly due to higher margins on lending and placements in securities.

     In addition to net interest income, profit/(loss) for the year is affected by commissions earned and paid, gains/(losses) on financial instruments at fair value, other income and total operating expenses. Changes in these factors are discussed in the following paragraphs.

     Commissions earned and income related to banking services amounted to NOK 2 million in each of 2010, 2009 and 2008. These commissions consist of income on guarantees to our clients.

     Net gains/(losses) on financial instruments at fair value showed a total loss of NOK 603 million, compared to a loss of NOK 3,793 million in 2009 and a gain of NOK 3,977 million in 2008.

     During 2010, volatility in the international capital markets continued to cause fluctuations in the fair value measurements of financial instruments. After the implementation of the Portfolio Hedge Agreement with Eksportfinans shareholders on February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In 2010, unrealized gains on Eksportfinans’ own debt amounted to NOK 2,997 million, compared to unrealized gains of NOK 4,516 million in 2009 and gains of NOK 10,466 million in 2008 (see note 5 to the accompanying audited consolidated financial statements). Net of derivatives, this amounted to an unrealized loss of NOK 390 million in 2010, compared to an unrealized loss of NOK 3,842 million in 2009 and a gain of 4,970 million in 2008 (see note 30.4 to the accompanying audited consolidated financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 1.4 billion as of December 31, 2010. These unrealized gains on own debt will be reversed as unrealized losses in future periods following credit spread tightening and running of time. The capital adequacy will not be affected by this effect in any material way.

     Of the total net losses on financial instruments at fair value of NOK 603 million in 2010, NOK 554 million is unrealized losses on financial instruments. Of the total net losses on financial instruments at fair value of NOK 3,793 million in 2009, NOK 3,858 million is unrealized losses on financial instruments. Of the total net gains on financial instruments at fair value of NOK 3,977 million in 2008, NOK 3,794 million is unrealized gains on financial instruments See note 5 to our audited consolidated financial statements in Item 18 for a specification of the unrealized loss per class of financial instruments. For most classes of financial instruments presented in note 5, there is an economic hedge in place to hedge against changes in credit risk, foreign currency risk or other market risk. Since we do not apply hedge accounting for any of our financial instruments, an analysis of each individual line item in note 5 will not be meaningful. For example, a change in fair value of one financial derivative will have an offsetting change in fair value on the bond debt line item in note 5. A more meaningful analysis can be made on unrealized gains or losses after the impact of economic hedges. Such numbers are presented in the table in note 30.4 to our audited consolidated financial statements.

     As shown in the table in note 30.4 to the audited consolidated financial statements, the unrealized losses of NOK 603 million in 2010 come mostly from unrealized losses on bond debt of NOK 390 million. The unrealized losses of NOK 3,793 million in 2009 come almost entirely from unrealized losses on bond debt of NOK 3,842 million. Of the unrealized gains of NOK 3,977 million in 2008, NOK 4,970 million is related to bond debt. The fair value of bond debt is established using a discounted cash flow model as presented under the heading “Other bond debt” in note 4.1 to our audited consolidated financial statements. The most significant assumption impacting the fair value of bond debt is the credit spread assumption. During 2010, the credit spreads on the Company’s bond debt decreased from an interval ranging from 21 to 92 basis points for different maturities as of December 31, 2009 to an interval of negative 9 to 68 basis points for different maturities as of December 31, 2010. As of December 31, 2008, the credit spreads on the Company’s bond debt were in an interval ranging from 49 to 150 basis points for different maturities. The significant decrease in credit spread in 2010 compared to 2009 has caused a significant increase in the fair value of the Company’s bond debt in 2010, which is reflected in the significantly lower level of unrealized losses on bond debt in 2010.

     The Company recorded unrealized losses on loans of NOK 89 million in the year ended December 31, 2010, compared to losses of NOK 49 million in the year ended December 31, 2009 and losses of NOK 610 million in the year ended December 2008. The fair values of loans are determined using a discounted cash flow model, incorporating appropriate yield curves and credit spreads obtained from the market. The most important reason for the unrealized losses recorded is an increase in credit spreads of our borrowers. The losses of NOK 610 million in 2008 are mainly related to the Icelandic bank exposure.

     For the year ended December 31, 2010, the Company recorded unrealized losses of NOK 62 million on securities, compared to unrealized gains of NOK 99 million in the year ended December 31, 2009 and unrealized losses of NOK 601 million in the year ended December 2008. The fair value of the securities portfolio is established using a valuation model or quoted market prices. The most significant inputs to the valuation model are indices based on credit spreads and liquidity.

     Other income amounted to NOK 7 million in 2010, compared NOK 15 million in 2009 and NOK 18 million in 2008.

     Total operating expenses were NOK 195 million in 2010, compared with NOK 187 million in 2009 and NOK 178 million in 2008, with the increase in each year mainly due to inflation.

     Pre-tax operating result showed a profit of NOK 623 million in 2010, compared to a loss of NOK 2,501 million in 2009 and a profit of NOK 4,602 million in 2008.

     The Company’s total taxes for 2010 was an expense of NOK 175 million (which includes NOK 375 million in taxes payable and a change in deferred taxes of negative NOK 201 million), compared to an income of NOK 699 million in 2009 and an expense of NOK 1,288 million in 2008. The effective tax rate applied to pre-tax profit/(loss) was 28 percent for all three years.

     As a result of the previously discussed line items, total comprehensive income for the year 2010 showed a profit of NOK 448 million, compared to a loss of NOK 1,801 million in 2009 and a profit of NOK 3,355 million in 2008.

     Profit excluding unrealized gains and losses on financial instruments (see the table below), which is a non-GAAP/IFRS financial measure, amounted to NOK 859 million in 2010, NOK 1,041 million in 2009 and NOK 216 million in 2008. The reduction from 2009 to 2010 was mainly due to lower net interest income, a reduction in net realized gains/losses in the second and fourth quarter of 2010 related to termination of swap agreements and last year’s recognized gains related to Icelandic banks. The main reason for the lower net interest income in 2010 was the accrual for Preference Share Dividends to the Norwegian Government of NOK 126 million as part of the borrowing agreement from 2008. For the year 2008, the unrealized gains and losses related to the Icelandic bank exposure of NOK 508 million (at exchange rates applicable at December 31, 2008), are presented as an unrealized loss in the financial statement, together with other changes in fair value on financial instruments at fair value. In the non-GAAP/IFRS profit for 2008 presented below, these unrealized losses then reduced the calculated non-GAAP/IFRS profit for the period excluding unrealized gains/(losses) on financial instruments at fair value. For 2009, the expected recovery rate on the Icelandic bank exposure increased, leading to an unrealized gain of NOK 91 million (at exchange rates applicable at December 31, 2009). These unrealized gains have then enhanced the calculated non-GAAP/IFRS profit for the period excluding unrealized gains/(losses) on financial instruments at fair value. The Company’s management considers profit excluding unrealized gains and losses on financial instruments to be an important measure because it provides better insight into the Company’s underlying business operations without the volatility caused by fair value fluctuations.

Reconciliation of total comprehensive income to the non-GAAP/IFRS profit for the period excluding unrealized gains/(losses)

	Year ended December 31,
(NOK millions)	2010	2009	2008

Total comprehensive income	448	(1,801)	3,355

Losses/(profit) for the year from discontinued operations, net of taxes	0	(1)	(41)
Net unrealized losses/(gains) on financial instruments at fair value (1)	554	3,858	(3,794)
Unrealized gains/(losses) related to Icelandic bank exposure	17	91	(508)
Tax-effect (2)	(160)	1,106	1,204

Profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	859	1,041	216

Return on equity based on profit for the period excluding unrealized gains/(losses) on financial
instruments at fair value	17.7%	24.2%	6.3%

(1)	For further details, see note 5 to our audited financial statements in Item 18.

(2)	28% of the unrealized items above.

     On February 28, 2011, the Board proposed a dividend of NOK 500 million related to the fiscal year 2010, compared to a dividend of NOK 700 million in 2009 and no dividends for 2008.

     Disbursements of new export-related loans from Eksportfinans amounted to NOK 33.7 billion in 2010, compared to NOK 28.1 billion in 2009 and NOK 25.3 billion in 2008. Eksportfinans’ total outstanding export-related loans increased to NOK 99.8 billion at December 31, 2010 from NOK 81.4 billion at December 31, 2009 and NOK 80.4 billion in 2008. Several factors contributed to the continuing high level of export lending in 2010. Eksportfinans remained an attractive choice by providing favorable financing offers on competitive market terms, which is reflected in the increase in the loan disbursements. The demand for Eksportfinans’ government supported export credit was particularly high in 2009 and decreased in 2010 due to the development of floating versus fixed rates of interest. In addition, the overall market situation for Eksportfinans’ main customer groups was still good in 2010 despite the fact the order back log for the export industry was falling. Less competition and lending capacity by commercial banks also contributed to the high level of new loan disbursements.

     On June 24, 2009, Kommunekreditt Norge AS was sold to KLP. At the same time, NOK 11 billion of loans from Kommunekreditt to Norwegian municipalities were sold to Eksportfinans ASA at market value. Eksportfinans ASA expects to hold this portfolio of municipal loans to maturity. As part of the sale, Eksportfinans has also provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion, secured by Kommunekreditt’s loans that were outstanding as of Closing. This loan is contractually set to be repaid in eight equal, quarterly amounts, with the last installment in September of 2011. Eksportfinans’ total involvement in local government lending totaled NOK 23.5 billion at year-end 2010, compared to NOK 40.8 billion at December 31, 2009.

     Average balance sheet and net interest income

	2010			2009			2008

(unaudited)	Average balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %

Cash, bank deposit, repo with credit
institution	11,794	67	0.56%	8,480	104	1.23%	10,188	312	3.07%
Municipal and county loans	33,287	872	2.62%	48,468	1,389	2.87%	64,233	3,878	6.04%
Export-related loans	92,234	3,968	4.30%	81,223	3,795	4.67%	65,912	3,840	5.83%
Debt securities	78,285	869	1.11%	88,857	1,852	2.08%	79,449	3,877	4.88%
Cash collateral	4,648	10	0.22%	9,175	27	0.29%	5,027	81	1.60%
Other related income		30			46			22

Total interest earnings assets	220,248	5,816	2.63%	236,203	7,213	3.03%	224,809	12,010	5.33%
Commercial paper	17,068	49	0.29%	32,367	405	1.25%	34,804	1,295	3.72%
Bond debt net of reacquired debt	189,652	4,145	2.19%	193,965	5,237	2.70%	181,507	9,737	5.36%
Subordinated debt and capital
contribution securities	1,822	17	0.93%	1,899	35	1.86%	1,780	86	4.80%
Cash collateral	5,930	13	0.22%
Other debt	324	17	5.27%	3,301	23	0.70%	3,209	42	1.29%
Other related expenses		157			43			27	0.00%

Total interest bearing liabilities	214,796	4,398	2.04%	231,532	5,743	2.46%	221,300	11,187	5.04%
Net interest earnings (*)		1,418			1,470			823
Net yield on interest-earning assets(**)			0.59%			0.57%			0.29%

(*)	Difference between total interest earned and total interest expense.

(**)	Net interest earnings divided by total interest-earning assets.

     Apart from the Icelandic bank exposure, there are no non-accruing loans. For further details, see note 29.4 to our audited financial statements in Item 18.

     The average balances shown in the table are daily averages.

     Changes in net interest income — volume and rate analysis

     The following table breaks down changes in net interest income between changes in volume and changes in interest rates for the periods 2010, 2009 and 2008. Volume and rate variances have been calculated based on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

(NOK millions)	2010/2009 Change due to increase/(decrease) in:			2009/2008 Change due to increase/(decrease) in:

	Total change	Volume	Rate	Total change	Volume	Rate
Interest receivable
Cash, bank deposits and reverse repos
with credit institutions	(38)	41	(79)	(208)	(52)	(156)
Municipal and county loans	(516)	(435)	(81)	(2,489)	(952)	(1,537)
Export-related loans	173	514	(341)	(45)	892	(937)
Debt securities	(983)	(220)	(763)	(2,025)	459	(2,484)
Cash collateral	(16)	(13)	(3)	(54)	67	(121)
Other related income	(16)	(16)	—	24	24	—

Total interest receivable (1)	(1,395)	(514)	(881)	(4,826)	607	(5,433)
Interest payable
Commercial paper	(356)	(191)	(156)	(890)	(90)	(800)
Bond debt net of reacquired debt	(1,092)	(116)	(976)	(4,500)	668	(5,168)
Subordinated debt and capital
contribution securities	(18)	(1)	(17)	(51)	6	(57)
Cash Collateral	13	0	13	—	—	—
Other debt	(6)	(21)	15	(18)	2	(20)
Other related expenses	(116)	(116)	—	5	14	—

Total interest payable (1)	(1,344)	(427)	-917	(5,473)	501	(5,974)
Movement in net interest income
(Decrease)/increase in interest receivable	(1,395)	(514)	(881)	(4,826)	607	(5,433)
Decrease/(increase) in interest payable	1,344	427	917	5,473	(501)	5,974

Total change in net interest income	(51)	(87)	36	647	172	541

(1)

The volume and rate variances on total interest receivable and total interest payable are calculated on the total amounts, which does not add up to the total of each group of balance sheet item. This is due to the different rate of growth in volume on individual balance sheet item and the total volume.

     The Company had loan commitments at December 31.2010 totaling approximately NOK 21 billion, NOK 31 billion at December 31, 2009 and NOK 43 billion at December 31, 2008. Commitments for government-supported loans represented approximately 41% and 40% of total commitments outstanding as of December 31, 2010 and 2009, respectively, while commercial loans represented 57% and 42% as of the same dates. Loan commitments at December 31, 2010 were lower than the preceding two years due to among other factors lower activity in certain Norwegian export industry sectors and less demand following several years in which banks’ lending capacities were constrained as a result of the crisis in the capital markets. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Loan Commitments”.

     Increases or decreases in loan commitments and disbursements from year to year may not necessarily be indicative of trends in credit demand. It has been the Company’s experience that disbursements related to contract financing occur in installments over a period of several years, in contrast to the other types of financing, which are generally disbursed in a single amount. Loan commitments and disbursements related to contract financing are also affected by the timing of the signing of the underlying commercial contract and the delivery schedule agreed. The drawdown period for contract financing can be as long as five to seven years. Other types of lending are normally disbursed during the same calendar year that the loan application is filed.

     Total loan disbursements were NOK 33,654 million during 2010, compared with 73,371 million in 2009 and NOK 33,343 million in 2008. The high amount of new lending from Eksportfinans in 2009 reflects the one-time inclusion of the loan to Kommunekreditt, now KLP Kreditt AS, and the Retained Municipal Portfolio, related to the sale of Kommunekreditt. Disbursements of export related loans amounted to NOK 33,654 million in 2010 compared with NOK 28,110 million in 2009 and 25,926 million in 2008. In 2009, Eksportfinans sold Kommunekreditt, lending it NOK 34.4 billion, an amount equivalent to Eksportfinans’ outstanding funding of the activities of Kommunekreditt at Closing. Loan disbursements for municipal and county transactions were NOK 8,047 million in 2008. No additional loan disbursements have been made for municipal and county transactions since the sale of Kommunekreditt. Loan disbursements for export transactions in 2010, 2009 and 2008 also included loans acquired from shareholders amounting to NOK 2,867 million and NOK 1,263 million and NOK 2,666 million, respectively. These loans were principally U.S. dollar and Norwegian kroner-denominated loans to the shipping and offshore oil and gas sectors. Loan disbursements for loans acquired from shareholders fluctuate from year to year depending on the volume of eligible loans and the banks funding requirements.

     Export-related loans accounted for NOK 99.8 billion, or 81.0% of total loans outstanding at December 31, 2010, as compared with NOK 81.3 billion, or 67% of total loans outstanding in 2009, and NOK 80.3 billion, or 58% of total loans outstanding in 2008.

     Export transactions

     The demand for loans from Eksportfinans is primarily driven by general macro-economic factors and the competitiveness of the loans offered. Key macro-economic factors include the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflects our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administer on behalf of the Norwegian Government. Eksportfinans experienced a continued high level of demand for new loans in 2010. As a result of the new borrowing scheme with the Norwegian Government and the fact that the financial markets in general are open to the Company, we also offer new loans on purely commercial terms. As of the end of 2010, the demand for contract financing is still high.

     In 2010, 8% of the total export-related loans disbursed were government-supported loans (51% in 2009 and 56% in 2008), while 92% were commercial loans (49% in 2009 and 44% in 2008). As a consequence of falling interest rates during 2010, more borrowers chose to draw the loan on commercial terms with floating interest rate.

     In 2010, of the total loan disbursements of export transactions, ship financing represented 47% of the disbursements (46% in 2009 and 63% in 2008), capital goods represented 27% in 2010, 54% in 2009 and 28% 2008. No new loans were given to international and export-related activities during 2009, In 2010 the company re-entered the market for loans to international and export-related activities. Loan to international and export-related activities represented 26% of new disbursements in 2010 compared to 36% in 2008 and 46% in 2007. For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loan — Composition of Loans”.

     As of December 31, 2010, loans for ship financing represented 45% of total export transaction loans outstanding (45% as of December 31, 2009 and 39% as of December 31, 2008). Loans for capital goods as of December 31, 2010 comprised 32% of total export transaction loans outstanding (35% as of December 31, 2009 and 25% as of December 31, 2008). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 22% of total outstanding export transaction loans (20% as of December 31, 2009 and 36% as of December 31, 2008). For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loans — Composition of Loans”.

     Municipal and County Transactions

     Since the sale of Kommunekreditt in 2009, no loan disbursements have been made for municipal and county lending. For further details of the sale of Kommunekreditt, see Item 4.B. “Business Overview — Loans — Municipal Lending — Sale of Kommunekreditt”. At December 31, 2010, the retained Municipal Portfolio amounted to NOK 10.7 billion.

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

  First, the Company seeks to identify current quoted prices in active markets.

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

     For export lending, credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Guarantee Institute. As discussed under Item 3.D. “Key Information — Risk Factors”, Eksportfinans relies on credit ratings. As ratings are longer term through the cycle assessments they by definition cannot assess day to day credit risk in an adequate manner. Consequently, the Company relies on other market signals in day to day business. The Company believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread, including monitoring of credit ratings of guarantors and analysis of the development of initial margins over time. The spreads applied to fair value measurement of export loans are unobservable in the market. The method used by the Company has produced variations in credit spreads of less than 10 basis points per month 95% of the time over the past two years. A credit spread widening of 10 basis points would give an unrealized loss of approximately NOK 230 million as of December 31, 2010 (NOK 290 million as of December 31, 2009). The guarantees received are embedded in the loan agreements, and not separately transferable.

     Plain borrowings are priced based on credit spreads obtained in the market. Our structured borrowings are priced based on our prices from new issues. The credit spreads for the combined borrowing portfolio have varied less than 15 basis points during a month 95% of the time over the past two years, resulting in a gain/loss of NOK 1,520 million (NOK 1,885 million as of December 31, 2009).

A one basis point increase in credit spreads will give an estimated gain of NOK 52 million (NOK 80 million as of December 31, 2009, due to a somewhat smaller market values and shorter time to maturity). Based on two years of credit spread history, the estimated profit/loss over one year is approximately NOK 2,380 million.

     Fair value of commercial paper debt (CP) is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves. Interest rate curves are obtained from market sources and credit spreads are based on initial margin relative to LIBOR at the time of borrowing. As the maturity of the CP is so short that the credit spread sensitivity per basis point is only 0.001% of the portfolio, no credit spread corrections are performed. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of CP by approximately NOK 0.4 million as of December 31, 2010, down from NOK 2 million as of December 31, 2009.

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

     B. LIQUIDITY AND CAPITAL RESOURCES

     General

     The Company currently primarily finances its operations through equity capital and through borrowings in the international money and capital markets. In 2010 the Company successfully issued three benchmark transactions, two USD and one JPY transactions. Long dated funding remained relatively expensive in a historical context but spreads tightened across the market as a whole. Eksportfinans continued to successfully fund itself in the medium-term notes markets in Asia, Europe and the USA.

     New funding in 2010 amounted to NOK 72.2 billion through 721 individual trades compared to NOK 69.3 billion through 1,023 individual trades in 2009 and NOK 93.7 billion and 836 trades in 2008.

     The Company considers that its working capital is sufficient for its present requirements.

     Commercial paper borrowings

     Commercial paper borrowings in 2010 were primarily made through the Company’s U.S. and euro commercial paper programs. As of December 31, 2010, the Company’s commercial paper programs allowed for maximum borrowings of approximately USD 12 billion (approximately NOK 70 billion), and the combined average amount outstanding under those programs for the year was USD 2.6 billion (NOK 16 billion). Commercial paper borrowings (related to short-term commercial paper programs) outstanding as of December 31, 2010, 2009 and 2008 were NOK 3.3 billion, NOK 19.1 billion and NOK 33.6 billion, respectively.

     Bond borrowings

     In June 2006 Eksportfinans introduced eFunding, a proprietary web-based platform for the issuance and documentation of structured bond transactions. eFunding enables arranger banks to price and arrange bonds issued in the Company’s name 24 hours a day, seven days a week, therefore providing investors with the ability to lock in their preferred market conditions outside Oslo business hours.

     There were 35 licensed eFunding dealers at the end of 2010, including all leading arranger banks in the Euro Medium Term Note (EMTN) market. There have been more than 55,000 price quotes since launch, of which around half were enquiries outside Eksportfinans’ working hours. The percentage of all pricing activities under Eksportfinans’ EMTN program conducted online via the eFunding platform was around 70% of the total number of price quotes/mandates issued in 2010, slightly lower than 2009.

     Senior funding

     In 2010, the Company raised the equivalent of NOK 72.2 billion in bonds (including structured and non-structured notes) in various currencies, compared to NOK 69.3 billion in 2009 and NOK 93.7 billion in 2008. The Company made these bond borrowings through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depends, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions as well as the Company’s limits on diversification and mix of plain vanilla versus structured funding. The Company’s total bond debt at December 31, 2010, 2009 and 2008 was NOK 183,095 million, NOK 178,526 million and NOK 225,431 million, respectively.

     Eksportfinans’ EMTN program facilitates borrowings in a variety of currencies and with different repayment structures, with any maturity as may be agreed between the Company and the relevant purchaser, and as indicated in the applicable final terms. The current size of the EMTN program is USD 40 billion and at December 31, 2010 USD 20,829 million was outstanding under this program compared to USD 22,632 million at December 31, 2009 and USD 26,793 million at December 31, 2008.

     A U.S. medium-term note program was established in June 2004, under which USD 11,053 million was outstanding as of December 31, 2010, compared to USD 10,286 million at December 31, 2009 and USD 9,436 million at December 31, 2008.

     In the Australian market, the Company has an AUD 2,000 million medium-term note program. As of December 31, 2010, no notes were outstanding under this program.

     The Company is registered as a borrower in the domestic Japanese market through a securities registration statement providing for a primary and secondary shelf. As of December 31, 2010, JPY 87,047 million out of JPY 500,000 million was drawn under the secondary shelf. In 2010, Eksportfinans issued its inaugural Samurai bond transaction which is a bond issued by a foreign issuer into domestic Japanese investors. This type of bond issue is governed by Japanese law and issued off Eksportfinans’ primary Japanese shelf. As a consequence JPY 30 billion was drawn down off the primary shelf in 2010.

     The following table shows the composition of the Company’s senior bond debt and Commercial Paper debt measured at fair value as at December 31, 2010, 2009 and 2008:

NOK millions

Composition of Bond Debt & Commercial Paper Debt
Structure Type	December 31, 2010	December 31, 2009	December 31, 2008
Non-Structured	98,856	114,413	143,306
Foreign Exchange Linked	26,160	25,857	33,198
Equity Linked	43,606	39,996	51,700
Commodity Linked	2,342	3,399	4,478
Other	15,437	13,970	26,357

     The following information provides further information as to the average amounts outstanding and related interest rates applicable to senior bond debt and commercial paper debt:

NOK millions

Bond Debt & Commercial Paper Debt
Period	Average amount outstanding	Maximum amount outstanding	Actual amount outstanding at December 31.	Average interest rate
2010	205,568	216,261	186,402	2.47%
2009	216,706	246,369	197,634	2.97%
2008	223,188	259,040	259,040	2.66%

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

     Committed Credit Line (Repo) Facilities

     Eksportfinans has entered into two Committed Credit Line (Repo) Agreements. One is with a syndicate of major owner banks consisting of Danske Bank A/S, DnBNOR Bank ASA and Nordea Bank A/S with a maximum facility amount of USD 2 billion backing the ordinary course of business. For further details, see Item 7.B. “Related Party Transactions — Committed Credit Line (Repo) Facilities”. The other agreement is with Citibank with a maximum facility amount of USD 1 billion — backing the US Commercial Paper program. Both agreements are annually renewable by mutual agreement. No amounts have been drawn under these agreements. Eksportfinans has no access to the Repo Facility Agreement made available by the Central Bank in Norway to Norwegian banks.

     Liquidity Portfolio

     We have a significant portfolio of securities, consisting of the Liquidity Reserve Portfolio and the PHA Portfolio, each as further described below. Together, these securities are also referred to as the “Liquidity Portfolio”. We make these investments in order to have a second source of liquidity in addition to our funding programs as well as to increase Eksportfinans’ interest income and returns. The securities consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated covered and asset-backed securities and some bonds issued by unrated Danish and Norwegian savings banks.

     Liquidity Reserve Portfolio. The Liquidity Reserve Portfolio was established in the first half of 2008 after the entry into the Portfolio Hedge Agreement and had a market value of approximately NOK 32 billion as of December 31, 2010 (NOK 23.9 billion as of December 31, 2009). The portfolio consists of senior bonds issued by banks with short maturities and an average rating of AA. The primary purpose of the Liquidity Reserve Portfolio is to provide a liquidity buffer in scenarios where funding cannot be secured according to plan. It can also be used as a buffer for fluctuations in the cash flow profile, due to either unexpected prepayment on the asset side or liabilities maturing early due to structured funding calls/triggers being activated. The Company invests in money market instruments, such as commercial paper, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds and covered bonds. . The issuers of securities or deposit-taking institutions accepted by Eksportfinans for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”.

     PHA Portfolio. The underlying securities of the PHA Portfolio had a market value of approximately NOK 36 billion as of December 31, 2010 (approximately NOK 52 billion as of December 31, 2009) and consists of approximately 54% senior bonds from banks, agencies and treasuries with an average rating of A. The remaining 46% of the portfolio consists of asset backed securities (ABS) with an average rating of AA+, the second highest rating. ABS’s are securities that are based on pools of assets such as mortgage loans or student loans, or collateralized cash flows from a specified pool of underlying assets. The issuer is usually a special purpose vehicle that has purchased the underlying assets from an originator of the assets. In most cases, the ABS transactions are divided into tranches of varying seniority. The Company may engage in repurchase and reverse repurchase transactions as well as buy and sell/sell and buy back transactions (“Repo Transactions”) in respect of securities in the portfolio. Eksportfinans may sell securities but is obliged to pay a pro rata amount to each guarantor that equals face value of each sold security. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.

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

		As of December 31,

(NOK millions)		2010	2009	2008

Liquidity Reserve Portfolio	Trading portfolio
	Money market instruments	585	—	3,277
	Senior bank notes and bonds	16,973	11,730	26,920
	Treasury Bills	8,633	11,016	1,963
	Asset Backed securities	—	—	—
	Covered Bonds	3,269	—	—
	Other securities	2,496	1,183	870

	Total trading portfolio	31,956	23,929	33,032

	Other securities at fair value through profit and loss
	Money market instruments	—	—	—
	Senior bank notes and bonds	—	—	702
	Treasury Bills	—	—	—
	Asset Backed securities	—	—	—
	Covered Bonds	—	—	—
	Other securities	—	—	—

	Total other securities at fair value through profit and loss	0	0	702

	Total Liquidity Reserve Portfolio	31,956	23,929	33,733

PHA Portfolio	Trading portfolio
	Money market instruments	—	—	—
	Senior bank notes and bonds	452	468	1,056
	Treasury Bills	—	—	0
	Asset Backed securities	16,582	21,734	29,426
	Covered Bonds	—	—	—
	Other securities	—	—	—

	Total trading portfolio	17,033	22,202	30,482

	Other securities at fair value through profit and loss	—	—	—
	Money market instruments	—	—	—
	Senior bank notes and bonds	18,677	29,063	41,279
	Treasury Bills	254	896	2,296
	Asset Backed securities	—	—	—
	Covered Bonds	—	—	—
	Other securities	—	—	348
	Total other securities at fair value through profit and loss	18,931	29,959	43,922

	Total PHA Portfolio	35,964	52,161	74,404

	Total Liquidity Portfolio	67,921	76,090	108,138

     The securities in the Liquidity Portfolio are measured at fair value. Fair value is established as described in note 4 to our audited financial statements in Item 18. Credit spread sensitivity is described in note 29.7 to our audited financial statements in Item 18.

     The following table sets forth with respect to the Liquidity Portfolio the maturities of the note debt (including subordinated debt and Capital Contribution Securities, and after deducting the carrying amount of debt securities repurchased by Eksportfinans), loans and long-term investments as of December 31, 2010, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2010, plus the difference between the amounts of maturing loans/investments and the amounts of maturing bond debt) based on bond debt/long-term investments and loans outstanding at such date. The amounts are based on estimated maturities.

Year	Long-Term Debt Maturing (4)	Loan Receivables Maturing	Long-Term Investments Maturing (PHA Portfolio) (5)	Cumulative Liquidity

		(NOK millions)
Short-term liquidity at December 31, 2010 (1)				45,200
2011	47,575	22,874	11,370	31,870
2012	26,295	25,966	12,676	44,217
2013(2)	26,862	21,512	5,494	44,361
2014	24,643	11,404	2,946	34,068
2015(3)	11,951	18,556	1,086	41,759
2016	10,714	5,168	1,295	37,509
2017	8,406	4,751	1,356	35,210
2018	2,551	3,311	452	36,422
2019	2,391	3,160	439	37,631
2020	1,222	2,017	233	38,658
Thereafter	39,428	4,790	860	4,479

Total	202,038	123,509	38,207

(1)	Short-term liquidity is comprised of the sum of our Liquidity Reserve Portfolio, deposits, commercial paper funding, cash collateral, derivatives and mark-to-market adjustments.

(2)	Includes the GBP 50 million Capital Contribution Securities, which are redeemable from February 19, 2013.

(3)	Includes the JPY 15 billion subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations.

(4)	Net of our repurchases of own debt securities. The column includes single- and multi-callable issues. These issues have been categorized by expected maturity.

(5)	Represents principal outstanding amount and accrued interest of investments in the PHA Portfolio

     We anticipate that a portion of our cumulative liquidity will in the future be invested in new long-term assets and also that we will undertake further financing.

     Funding Agreement with the Norwegian State

     In order to help ensure that the Norwegian export industry had access to long-term financing of their projects in a turbulent market situation, Eksportfinans entered into an agreement with the Norwegian Government on November 26, 2008 whereby the Norwegian Government would provide funding to Eksportfinans through 2010 for financing of new export projects that qualified under the OECD Consensus Agreement for export financing. This facility provided Eksportfinans with security in the event it were difficult, for reasons of cost or lack of demand, to raise long-dated funding in the international capital markets, in which case the Company could have drawn down on the facility for an amount equivalent to qualifying export lending. This facility matured unused on 31 December 2010 and the agreement will be terminated on the next General Meeting scheduled to be held on April 7, 2011. For further details, see Item 7.B. “Related Party Transactions — Funding Agreement with the Norwegian State”.

     Capital Adequacy

     Capital adequacy is calculated in accordance with regulations promulgated by the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview — Supervision and Regulation”. Under these regulations, the capital adequacy requirement is 8%. As of December 31, 2010, Eksportfinans’ capital adequacy ratio was 17.6%, compared with 13.3% on December 31, 2009 and 11.6% on December 31, 2008. The core capital adequacy ratio was 12.7% at December 31, 2010, compared to 9.7% at December 31, 2009 and 8.1% at December 31, 2008.

     Dividends are determined with the aim of ensuring an adequate level of growth and profitability for Eksportfinans as well as a satisfactory return for its shareholders. On April 8, 2010,the General Assembly and the Council of Representatives declared dividends of NOK 700 million for 2009. On February 28, 2011, the Board proposed a dividend of NOK 500 million related to the fiscal year 2010. The dividend is expected to be formally approved by the General Assembly and the Council of Representatives on April 7, 2011. Although still a part of equity in the balance sheet as of December 31, 2010, the dividend is included as a deduction from the core capital in the calculations below, in accordance with Norwegian capital adequacy regulations.

     During the past year, Eksportfinans has complied with all its externally imposed capital requirements.

     The tables below give details of the Company’s risk capital, risk-weighted balance sheet and off-balance sheet items at December 31, 2010, 2009 and 2008:

Risk capital

	Year ended December 31,

(NOK millions and as percentage of risk-weighted assets and off-balance sheet)	2010		2009		2008

Share capital	2,771		2,771		2,771
Share premium reserve	177		177		177
Reserve for unrealized gains	71		403
Other equity	2,137		2,057		4,260

Total equity	5,156		5,408		7,208

Declared dividends	500		700
Capital contribution securities	453		466		506
Deductions	1,038		1,358		3,900
Additions	6		4		12

Total core capital:	4,077	12.7%	3,819	9.7%	3,826	8.1%

Subordinated debt	1,519		1,372		1,628
Capital contribution securities not included in core capital	—		—		—
Deductions	—		—		—
Additions	46		46		46

Additional capital:	1,565	4.9%	1,418	3.6%	1,674	3.5%

Total risk capital	5,642	17.6%	5,237	13.3%	5,500	11.6%

Risk-weighted balance sheet and off-balance sheet items

	Year ended December 31,

(NOK millions)	2010		2009		2008

	Book value	Weighted value	Book value	Weighted value	Book value	Weighted value

Loans due from credit institutions	43,014	8,603	64,126	12,825	36,188	7,238
Loans due from customers	85,095	9,008	66,677	8,152	112,751	18,600
Securities	67,921	8,885	76,090	11,581	108,137	15,617
of which held for trading	49,244	5,228	46,131	5,752	63,514	6,835
Financial derivatives	15,403	2,344	14,344	2,599	27,294	2,092
Other assets	4,116	210	4,018	807	12,531	2,562

Total assets on balance	215,549	29,049	225,254	35,964	296,901	46,109

Off-balance sheet items		358		465		690
Operational risk		2,577		2,689		447
Foreign currency exchange risk		0		162		79

Total risk-weighted assets		31,984		39,280		47,325

     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Eksportfinans has developed a platform called “eFunding” for a straight-through process of funding transactions with the goal to automate the process and reduce administrative resources and operational risks. See “Item 5.B. — Liquidity and Capital Resources — Bond borrowings”.

     D. TREND INFORMATION

     Lending

     From 2006 through 2008, there has been an increase in the total number and volume of loan applications received by the Company. This increase has been due, among other causes, to the high price of oil, which has led to an increase in the demand for offshore supply vessels and equipment for the oil and gas sector, favorable terms for the government supported financing scheme and the current need for liquidity in the loan market. Loan applications dropped during 2009 but the volume for 2010 is in line with the volume of loan applications for 2008. However, the lending forecast has become more uncertain due to the difficulties and volatility in the international financial markets and lower demand from OECD-countries, which negatively affect the Norwegian exporters.

     More applications have come from Norway’s maritime industries, including the oil and gas sector since early 2008, and especially also for the financing of ships built at Norwegian yards. However, we have reached a point of saturation and, especially for the Norwegian shipyards, the order back log is much lower than in 2007 and 2008 but higher than in 2009. A potential fall in oil prices will reduce new building of ships for the offshore oil and gas sector. In turn, this will reduce demand for financing from Eksportfinans. Projects financed by Eksportfinans are located in more than 52 countries. Except for ship financing, most projects are located outside the OECD area. Going forward, projects related to the offshore oil and gas sector in Brazil will be important to the company’s clients and the lending activities. Eksportfinans’ overall experience is that increases or decreases in loan applications are of a cyclical nature and depend on factors such as interest rate development of important currencies like USD and NOK, the Norwegian economy, the world economy and other factors of importance to international trade.

     Funding

     Eksportfinans saw a general decrease in its overall cost of funds in 2010 partly due to overall spread tightening in the market as well as its position as unrelated to peripheral European Union countries. The Company has a continued focus on flexibility and visibility as a frequent issuer in the structured EMTN and US medium-term note markets and has, in 2010, focused on increasing its portfolio of plain vanilla obligations in these markets.

     General European Union uncertainty and in particular the peripheries has the potential to increase market volatility as well as investor uncertainty. The Company views its position as a non-European Union issuer to be advantageous in these circumstances. Nevertheless, the Company continues to maintain a focus on being a diversified, visible and responsive issuer in order not to be reliant on any one particular source of funds.

     Eksportfinans continues to be an active global issuer with an emphasis on Japan and the United States. Private placement flows continue to reflect the relatively strong market demand for equity linked products seen in 2010 and 2009, as well as an improving outlook in certain key markets for FX and rates products going forward. The Company had good access to Public markets and expects this to continue through 2011.

     For further details, see Item 3.D. “Risk Factors — A ratings downgrade of Eksportfinans or other action by rating agencies may increase our funding costs and substantially reduce our earnings”.

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

     F. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     The table below gives details of the contractual long-term obligations and commercial commitments of the Company as of December 31, 2010.

(NOK millions)		Payments due by period

Contractual obligations	Total	Up to and including 1 year	From 1 year up to and including 3 years	From 3 years up to and including 5 years	After 5 years

Bond debt	213,867	119,674	44,349	26,526	23,318
Other liabilities	7,701	7,286	2	29	384

Total	221,568	126,960	44,351	26,555	23,702

(NOK millions)		Amount of commitment expiration per period

Other commercial commitments	Total	Up to and including 1 year	From 1 year up to and including 3 years	From 3 years up to and including 5 years	After 5 years

Commercial loan commitments (1)	4,932	4,206	726	0	0
Financial guarantees	1,592	80	1,512	0	0

Total	6,524	4,286	2,238	0	0

(1)	Based on signed loan agreements.

     Information on the nature of the Company’s operating lease commitments is provided in note 6 to our audited financial statements in Item 18.

     Our commercial commitments are explained in note 31.3 to our audited financial statements in Item 18.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT

     The directors and the principal executive officers of Eksportfinans as of December 31, 2010 were:

Name	Title
Geir Bergvoll	Chairman of the Board and Director
Carl Erik Steen	Vice Chairman of the Board and Director
Tone Lunde Bakker	Director
Live Haukvik Aker	Director
Tor Østbø	Director elected by the employees
Bodil P. Hollingsæter	Director
Marianne Heien Blystad	Director
Tor Bergstrøm	Director
Mikael Mogensen	Alternate Director elected by the employees
Gisele Marchand	President and Chief Executive Officer
Christian Grøm	Executive Vice President, Risk Management
Jens Olav Feiring	Executive Vice President & General Counsel
Geir Ove Olsen	Executive Vice President, Financial Control
Elise Lindbæk	Executive Vice President, Staff
Olav Einar Rygg	Executive Vice President, Lending
Oliver Siem	Executive Vice President, Capital Markets
Ivar Slengesol	Executive Vice President, Business Development

     Mr. Geir Bergvoll became Chairman of the Board in 2008, and is head of the M&A Division of DnB NOR Bank and has 25 years of diversified management experience in the Norwegian banking sector.

     Ms. Tone Lunde Bakker became a member of the Board of Directors in 2009 and is Executive Vice President - Corporate & Institutional Banking Fokus Bank / Danske Bank Norway. She holds directorships with Krogsveen AS, Oslo.

     Mr. Carl Erik Steen became Vice Chairman of the Board in 2008 and was the head of the Shipping, Oil Services and International Division at Nordea Bank Norge ASA and has 25 years of management experience in international banking. He retire February 1, 2011.

     Ms. Bodil Palma Hollingsæter became a member of the Board of Directors in 2004. She is a Regional Director for Nord-Møre at Sparebanken Møre. Ms. Hollingsæter holds directorships with Møre Eiendomsmegling and Molde Næringsforum.

     Ms. Live Haukvik Aker became a member of the Board of Directors in 2004. She is a Management Consultant at Considium AS. She was President and CEO of Goodtech ASA from 2001 until January 1, 2006. She was CFO at Tandberg Data ASA until 2007. She holds directorship with Borgestad AS.

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

     Mr. Tor Bergstrøm became a member of the Board of Directors in 2007. Mr. Bergstrøm is Executive Vice President of Anders Wilhelmsen & CO AS and has broad experience in industrial as well as finance enterprises. He is a member of the Board of Directors in A/S Møllegaarden, A/S Karibien, Chairman of the Board of AS Investa and Petrotrym AS and Beddingen 8 AS.

     Ms. Marianne Heien Blystad became a member of the Board of Directors in 2007 and is an Attorney at Law of Advokatfirmaet Ro Sommernes DA. Ms Heien Blystad has apart from the legal profession experience from corporate banking, shipping and offshore. She holds directorships with Opera Software ASA, Sørenga Utvikling AS, Edda Utvikling AS and Songa Shipping.

     Ms. Gisele Marchand joined the Company January 1, 2008 as President and CEO. Mrs Marchand comes from the position of CEO of the Government Pension Fund (2003—07). Prior to being CEO of the State Pension Fund she was President and CEO of the Batesgroup A/S (2000—02). She has held several top positions with Den norske Bank, among others as Group Head of Retail and Corporate Division and Corporate Division for Small and Medium sized Businesses (1990—2000). Mrs. Marchand is member of the Board of Directors at Norske Skog ASA (where she is also chairperson of the Audit Committee), Oslo Børs Holding ASA (Deputy Chairperson), Scandinavian Property Development ASA (Deputy Chairperson) and Giek Kredittforsikring AS.

     Mr. Jens O. Feiring joined Eksportfinans in 1974 as Legal Advisor. Since 1981, he has served as an Executive Vice President, Legal Section. Effective April 1, 2002, he was appointed Deputy Chief Executive Officer and served in that capacity until April 2005. Mr. Feiring is Executive Vice President and General Counsel and head of Group Legal & Compliance.

     Mr. Christian Grøm joined Eksportfinans in 2009 as Executive Vice President and Head of Risk Management. He came from the position as Senior Vice President at DnB NOR.

     Ms. Elise Lindbæk joined Eksportfinans in 1991 as a manager in the Export Lending Department. She worked in the Treasury Department in 1996-1997 and returned to the Lending Department until 1999, when she joined the Communications Department. Mrs. Lindbæk was appointed Senior Vice President and Head of Corporate Communications in 2003 and effective from April 2005, Mrs. Lindbæk is secretary to the Board of Directors. In 2008 she became Executive Vice President, Staff.

     Mr. Geir Ove Olsen joined Eksportfinans in November 2008 as Executive Vice President, Financial Control, replacing Ms. Cecilie Haarseth, who resigned her position in September 2008. Mr. Geir Ove Olsen came from the position of CFO in Toyota Kreditbank GmbH, Norway, a position he has held since 1997. He has previous working experience from Dyno Industrier ASA, Sentralskattekontoret for storbedrifter (“Inland Revenue Service — Major Corporations”) and Puget Sound Bank in Seattle, United States.

     Mr. Olav Einar Rygg joined Eksportfinans in 1988. From 1993, he has been a Department Head within the Lending section. He has previous work experience from ABB, Den norske Hypotekforening, Christiania Bank (now Nordea) and the Norwegian Army.

     Mr. Oliver Siem was appointed Executive Vice President and head of Capital Markets effective December 1, 2007. Mr. Siem joined Eksportfinans in 1998 and has since 2009 been Head of Capital Markets. He has previous work experience from The Norwegian Trade Council, The Ministry of Foreign Affairs and Norges Kommunalbank.

     Mr. Ivar Slengesol was appointed Executive Vice President from April 2010 with special responsibility for business development within renewable energy, environmental projects and infrastructure. He came from the position as CEO of the offshore wind company OceanWind and has a diversified international background.

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

     Mr. Bergvoll, Ms. T. Lunde Bakker, Mr. Steen and Ms. Bodil Palma Hollingsæter are owners’ representatives at the Board of Directors.

     B. COMPENSATION

     For further details, see note 34 to our audited financial statements in Item 18.

     The Funding Agreement entered into with the Norwegian Government places certain limits on executive compensation, as discussed in Item 7.B. “Related Party Transactions”.

     C. BOARD PRACTICES

     Board of Directors

     Eksportfinans’ Board of Directors is comprised of a minimum of six and a maximum of eight elected members, all of whom are appointed by the Council of Representatives for a one-year term. The Board of Directors meets at least six times a year, and all actions taken by the Board require a majority vote. The Board of Directors has the power to make all lending and borrowing decisions for Eksportfinans and has delegated such power, to a certain extent, to the President. The Board of Directors also appoints the President.

     Executive Management

     The President has responsibility for the day-to-day conduct of Eksportfinans’ business, subject to standing instructions issued by the Board of Directors and approved by the Council of Representatives. The President of Eksportfinans is empowered to grant loans of up to NOK 400 million. Credits may be approved by the President in amounts greater than NOK 400 million upon prior notification to the Board of Directors. The President has established a Group Management Board consisting of Mr. Christian Grøm, Executive Vice President, Mr. Jens Olav Feiring, Executive Vice President, Mr. Olav Einar Rygg, Executive Vice President, Mr. Geir Ove Olsen, Executive Vice President, Ms Elise Lindbæk, Executive Vice President, Mr. Oliver Siem, Executive Vice President and Mr. Ivar Slengesol, Executive Vice President which meets on a weekly basis.

     The Board of Directors appoints executive officers to serve until resignation, death or removal by the Board.

     Council of Representatives

     The senior supervisory body of Eksportfinans is the Council of Representatives, which acts in a general way as a supervisory body meeting three times a year, and appoints members of the Board of Directors and the Company’s auditors.

     The Council of Representatives has 14 members and 4 alternates. The shareholders of the Company elect four members and two alternates. One member and one alternate are appointed by and among the employees. The Council members and alternates serve for two-year terms.

     Seven members of the Council of Representatives or their alternates constitute a quorum, and action by the Council requires a vote of half of the members (or alternates) present.

     As of December 31, 2010, the following persons served as members of the Council of Representatives:

     Frode Alhaug became a member of the Council of Representatives in 2003. He was elected Chairman the same year. His term expires in 2012.

     Sandra Riise became a member of the Council of Representatives in 2001. In 2008 she became a Vice Chairman. Her term expires in 2012.

     Petter Ringnes became a member of the Council of Representatives in 2010. His term expires in 2012.

     Ottar Brage Guttelvik became a member of the Council of Representatives in 2008. His term expires in 2012.

     Richard Heiberg became a member of the Council of Representatives in 2010. His term expires in 2012.

      Ingelise Arntsen became a member of the Council of Representatives in 2010. Her term expires in 2012.

     Unni Karlsen Hongseth became a member of the Council of Representatives in 2010. Her term expires in 2012.

     Toril Eidesvik became an alternate member of the Council of Representatives in 2006. From April 2010 she became a member. Her term expires in 2012.

     Trond Tostrup became a member of the Council of Representatives in 2005. His term expires in 2012.

     Jørn Pedersen became an alternate member of the Council of Representatives in 2001. In March 2006 he became a member. His term expires in 2012.

     Gro Elisabeth Lundevik became a member of the Council of Representatives in 2008. Her term expires in 2012.

     Elisabeth Krokeide became a member of the Council of Representatives in 2001. Her term expires in 2012.

     Torbjørn Vik became a member of the Council of Representatives in 2010. His term expires in 2012.

     Laila Johnsen became a member of the Council of Representatives in 2010. Her term expires in 2012. She is elected by the employees.

     Kristin Normann became a member of the Council of Representatives in 1997. She has served as Vice Chairman from 1999 —2008. She was a member from 2008 until she resigned in 2010.

     Harry Konterud became a member of the Council of Representatives in 2002. He resigned in 2010.

     Finn Haugan became a member of the Council of Representatives in 2005. He resigned in 2010.

     As of December 31, 2010, the following persons served as alternate members of the Council of Representatives:

     Eldbjørg Sture was elected a member in 2007. She became an alternate in April 2010. Her term expires in 2012.

     Petter Kapstad became an alternative of the Council of Representatives in 2010. His term expires in 2012.

     Morten Kraft became an alternative of the Council of Representatives in 2010. His term expires in 2012.

     Peder Nordli became an alternative of the Council of Representatives in 2010. His term expires in 2012. He is elected by the employees.

     Kjell Ove Bratseth became an alternate member of the Council of Representatives in 2003. He resigned in 2010.

     Jens Olav Næsguthe became an alternate member of the Council of Representatives in 2006. He resigned in 2010.

     Arvid Jensen became an alternate member of the Council of Representatives in 2006. He resigned in 2010.

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

     As of December 31, 2010, the following persons served on the Control Committee:

     Petter Ringnes was elected as a Chairman from 2010. His term expires in 2012.

     Kristin Normann became a member of the Control Committee in 1997. She has served as Vice Chairman from 1997, as Chairman from 2003. Her term expired in 2010.

     Eldbjørg Sture, became an alternate member of the Control Committee in 2007, and was elected as a member and Vice Chairman. Her term expires in 2012.

     Petter Kapstad was elected as a member of the Control Committee in 2010. His term expires in 2012.

     Ottar Brage Guttelvik became a member of the Control Committee in 2008, and was elected as an alternate in April 2010. His term expires in 2012.

     Kjell Ove Bratseth was an alternate member from 2007 and his term expired in 2010.

     Independent auditors audit the accounts of the Company annually. The independent auditors are state-authorized public accountants appointed by the Council of Representatives. The Council of Representatives reviews the audited accounts, and the shareholders of the Company approve the audited accounts at the annual general meeting. The auditors of the Company are at present the Independent Registered Public Accounting Firm PricewaterhouseCoopers AS.

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

  the integrity of the Company’s financial statements,

  the independent auditor’s qualifications and independence,

  the performance of the Company’s internal audit function and independent auditors and the compliance by the Company with legal and regulatory requirements.

     As of December 31, 2010, the Audit Committee consisted of Live Haukvik Aker, Bodil P. Hollingsæter and Tone Lunde Bakker. Ms. Live Haukvik Aker has acted as the financial expert, independent of management and Chair of Audit Committee from April 21, 2010.

     The Audit Committee has reviewed and discussed the audited consolidated financial statements with management. The Audit Committee has received the disclosure and letter from the independent accountants required by applicable requirements of the U.S. Public Company Accounting Oversight Board regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent accountants the independent accountants’ independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in this annual report on Form 20-F for filing with the SEC.

     Remuneration

     As of December 16, 2010 Eksportfinans established a Compensation Committee (See Item 16G CORPORATE GOVERNANCE –Compensation Committee). At the annual general meeting in April 2010, our shareholders determined the compensation for the Board of Directors, the Council of Representatives, the Control Committee and the independent auditor.

     The Board of Directors determines the compensation for the chief executive officer. The Board of Directors also has the authority to decide on the compensation for the other executive officers.

     The chief executive officer determines the compensation of the Company’s other employees, within economic limits set by the Board of Directors.

     The funding agreement entered into with the State placed certain limits on executive compensation through December 31, 2010, as discussed in Item 7.B. “Related Party Transactions”.

     D. EMPLOYEES

     As of December 31, 2010, the Company had 98 employees, all of whom are located in Norway.

Employees	Eksportfinans
2006	87
2007	88
2008	96
2009	98
2010	98

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

     Transactions with Shareholder Banks

     Eksportfinans from time to time also enters into agreements to acquire loans from shareholders and some other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for these purchases. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2010, 2009 and 2008, Eksportfinans acquired loans from its shareholders amounting to NOK 2,867 million, NOK 1,263 million and NOK 2,666 million respectively.

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

     In addition, in the normal course of business, Eksportfinans deposits funds and engages in other transactions with its shareholder banks on normal commercial terms. As of December 31, 2010, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 1,277 million. These transactions were recorded on market terms.

     Total outstanding transactions with related parties on the last three year’s balance sheet dates are disclosed in note 33 to our audited financial statements in Item 18.

     In connection with Eksportfinans’ lending activity, as of December 31, 2010, our shareholders had provided guarantees for an amount of NOK 71,727 million (of which GIEK constitutes NOK 37,298 million). The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.

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

     Pursuant to the Portfolio Hedge Agreement, all of the securities in the portfolio held as of February 29, 2008, i.e., the PHA Portfolio, were marked-to-market. The difference between the market value and the nominal value of the securities was calculated to NOK 1,642 million (market value lower than nominal value) at that time. The PHA Portfolio will be valued annually on the same date from February 28, 2011. On each annual valuation date after this, the PHA Portfolio will be marked-to-market. If the market value on an annual valuation date is less than the value of the immediately preceding valuation date, then the shareholders participating in the Portfolio Hedge Agreement will pay to Eksportfinans an amount equal to the difference. If the market value is higher than the market value on the immediately preceding valuation date, then Eksportfinans will pay the difference to the participating shareholders. The valuation on the first valuation date (February 28, 2011) resulted in a payment from the participating shareholders to Eksportfinans of NOK 710 million.

     The total commitment payable to Eksportfinans by the shareholders under the agreement is NOK 5 billion. Any payment made by the participating shareholders under the agreement will be deducted from the committed amount. Any amount paid by Eksportfinans will have no effect on the total committed amount. As a result of the payment made in respect of the valuation of the PHA Portfolio as of February 28, 2011, NOK 710 million of the commitment has been used and NOK 4,290 million remains available.

     The final valuation date is the date being the earlier of either the last maturity date of the securities in the PHA Portfolio or the date on which all securities have either been redeemed, repaid or disposed of or where a loss has been declared following the issuer’s insolvency.

     Pursuant to the agreement, Eksportfinans pays a monthly NOK 5 million fee to the parties to the agreement. This is in addition to any possible annual payments resulting from the calculation of the difference between market value and nominal value of the portfolio to the participating shareholders on any valuation date (described above). There is no limit on the total amount that may become payable by Eksportfinans as a result of the annual valuation calculations.

     As contemplated in the agreement, in addition to the original signatories, all of Eksportfinans’ shareholders have been given the opportunity to participate in the agreement and share in the risks and rewards on a pro rata basis. That is, the aggregate commitment of NOK 5 billion in total remains the same, but is now shared by those shareholders who have agreed to participate. Shareholders representing approximately 99.5% of the share capital have agreed to participate, including the Norwegian Government.

     Committed Credit Line (Repo) Facilities

     Eksportfinans’ major owner banks DnB NOR Bank ASA, Nordea Bank AB and Danske Bank A/S have extended a committed credit line for repo purposes to Eksportfinans to provide what management considers to be sufficient liquidity buffers for the Company. The facility was entered into in June 2008 and has a 12 month maturity with the possibility of extension. The facility was last extended in June 2010 until June 2011 and permits borrowings of up to USD 2 billion. Eksportfinans has not yet utilized this credit facility.

     Eligible assets for this agreement are defined according to the standards in the Global Master Repurchase Agreement, i.e. securities and financial instruments, other than equities and Net Paying Securities.

     Funding Agreement with the Norwegian State

     Due to the international credit crisis, Eksportfinans announced in the last quarter of 2008 that it was unable to commit to loans under the 108 Agreement with the Norwegian Government. Following such announcement, Eksportfinans entered into an agreement with the Norwegian State that gave Eksportfinans the opportunity to obtain funding from the Norwegian Government through 2010 for financing of export projects that qualified under the OECD Consensus Agreement for export financing. The funding from the Norwegian Government could have a maturity of up to 5 years. Parliament allocated in its budget an amount of NOK 20 billion for 2010.

     The agreement required the issuance of one preference share to the Norwegian Government, at a nominal value of NOK 10,500, which has occurred. The share constitutes a separate preference share that grants the right to a yearly dividend of 22.5% of the Company’s profit for the year, within the calculated base of regulatory limited dividend. According to the agreement, the base will exclude the reversals of loan losses incurred before January 1, 2009, and profit/(loss) from Kommunekreditt Norge AS. Dividends from the preference share shall, to the extent compatible with prudent and sound business practices and under due considerations to the Company’s solidity, be made as cash dividend. Alternatively, such dividend can be made in the form of issuance of new, ordinary shares in accordance with the terms which applied at the increase of the share capital in 2008. For 2010 there has been accrued NOK 126 million in preference share dividends. The preference share and the preference share dividends are classified in our financial statements as financial liabilities, and the dividends are accordingly classified as financial expenses.

     The agreement requires that Eksportfinans will redeem the preference share at nominal value as soon as Eksportfinans has presented its annual accounts and disbursed the dividends for the preference share for the accounting year in which all loans issued by the State in accordance with this agreement have been fully repaid. As no borrowings were made under this agreement, this will take place on the next General Meeting to be held on April 7, 2011.

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

     Until December 31, 2010, wages and other benefits to senior executive employees in Eksportfinans could not be increased. During this period, senior executive employees could not accumulate or receive bonuses, except for bonuses accumulated before November 1, 2008 in accordance with agreements entered into before this date. In addition, while any loans are outstanding under the agreement, wages, other benefits and any bonus schemes to senior executive employees after December 31, 2010 must be approved in advance by the Norwegian Government.

     The agreement was approved by the Norwegian Parliament in December 2008 and was further approved by the European Free trade Association Surveillance Authority (ESA) and the Eksportfinans General Meeting in 2009. The agreement entered into force and effect January 31, 2009 and the facility extended under the agreement expired unused on 31 December 2010. The agreement will terminate upon the Company’s redemption of the preference share in April 2011.

     Loans

     As of December 31, 2010 no loans were outstanding to any company of which Eksportfinans’ board members, members of the Control Committee or chairman of the Council of Representatives is a board member. Bank deposits are not defined as loans.

     As of December 31, 2010, the Company had NOK 52 million in loans outstanding to employees, primarily mortgage loans. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.

     C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

Item 8. FINANCIAL INFORMATION

     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     For a description of the Company’s accounting principles and basis of preparation, see note 2 to our audited consolidated financial statements in Item 18. Our audited consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards as issued by the IASB, form part of this Form 20-F. For further details, see Item 18.

     Save as otherwise disclosed in note 36 to the audited consolidated financial statements, there are no material legal proceedings pending to which the Company is a party.

     B. SIGNIFICANT CHANGES

     For further details, see note 35 to our audited consolidated financial statements in Item 18.

Item 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS

     Not applicable

     B. PLAN OF DISTRIBUTION

     Not applicable.

     C. MARKETS

     The Company’s 5.125% USD Notes due 2011, 5.000% USD Notes due 2012, 1.600% Yen Notes due 2014, 5.500% USD Notes due 2016, and 5.500% USD Notes due 2017 are listed on the Luxembourg Stock Exchange. The Company’s 4.375% EUR Notes due 2010 are listed on the London Stock Exchange. The Company’s 5.500% USD Notes due 2017, 3.000% USD Notes due 2014, USD 500,000,000 FRN due October 7, 2013, 2.000% USD 1,250,000,000 Notes due September 15, 2015, and 1.875% USD 1,000,000,000 Notes due April 2, 2013 are listed on the New York Stock Exchange. The Company’s Strategic Accelerated Redemption Securities Linked to the S&P 500 Index due May 17, 2011 and Strategic Accelerated Redemption Securities Linked to the MSCI Brazil Index due June 1, 2011 are listed on the NYSE Arca. No other securities for which the Company has a reporting obligation pursuant to the Exchange Act are listed on any other exchange and are instead traded in the over-the-counter market.

     D. SELLING SHAREHOLDERS

     Not applicable.

     E. DILUTION

     Not applicable.

     F. EXPENSES OF THE ISSUE

     Not applicable.

Item 10. ADDITIONAL INFORMATION

     A. SHARE CAPITAL

     Not applicable.

     B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Eksportfinans, registry number with Foretaksregisteret (the Norwegian Registry of Companies) is No. 816 521 432. The objective of Eksportfinans according to Section 2 of Eksportfinans’ Articles of Association is to conduct financing operations. The operations include financing:

  for the export industries, including but not limited to:

    the export of goods and services,

    the establishment and acquisition of manufacturing facilities and companies,

    investments in export-orientated means of production and plant,

    the establishment of foreign stocks of goods,

    domestic contracts where foreign credit is a competitive factors,

  as approved or requested by Norwegian authorities, and

  for regional and local authorities.

     The term financing operations means operations as defined in the Financial Institutions Act, which means the granting, negotiating, or furnishing of guarantees for credit or otherwise participating in the financing activity other than one’s own, with certain exceptions as provided in the Financial Institutions Act.

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

     According to Section 7 of our Articles of Association, the Board of Directors is vested with the authority, among other things, to borrow on behalf of the Company. With the exception of certain types of loans — loans for which payment of interest is tied to payment of dividends to shareholders or results of operations in general — borrowings may be decided by simple majority. The board may delegate its power to borrow to the President.

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

     Each share in Eksportfinans represents one vote. There are two classes of shares, common shares and preference shares. Eksportfinans has issued only one preference share with a nominal value of NOK 10,500. The issuance of the preference share is a result of the Funding Agreement with the Norwegian State. The preference share enjoys the right to a yearly dividend of 22.5% of the Company’s profit which for 2010 will be paid in 2011. For further details, see Item 7.B. “Related Party Transactions — Funding Agreement with the Norwegian State”. Each of the common shares enjoys the same rights with respect to each other to dividends and rights to surplus in the event of liquidation. The Company’s Articles of Association were amended at the ordinary General Meeting January 29, 2009 to accommodate the creation of the preference share and the corresponding increase in share capital. Since the facility extended under the Funding Agreement expired unused on December 31, 2010, it will be proposed to the General Meeting to be held in April 2011 that the preference share shall be redeemed and the Articles of Association be amended to remove the preference shares, following which only common shares will be outstanding and authorized.

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

     Section 3 of the Articles of Association provides that only banks (with no limitation on nationality) and the Norwegian State may own shares in Eksportfinans. Section 2-2 of the Financial Institutions Act provides that no one may hold more than 10% of the share capital in a financial institution, which is also applicable to Eksportfinans. However, Eksportfinans was granted an exemption to this provision in 1990. Effective 1 January, 2004 the limit of ownership of 10% was lifted. Subject to approval by the Banking Insurance and Securities Commission, ownership exceeding 10% is now permitted. For further details, see Item 7.A. “Major Shareholders”.

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

     In 2009, the Board of Directors determined that in addition to supporting the Norwegian export industry, the Company should also seek to finance projects within the renewable energy and infrastructure sectors. This would mean that the Company engage in financing projects that does not involve any exports which would conflict with the objects of the Company. Accordingly, the Board of Directors proposed to the ordinary general meeting on April 8, 2010 to amend the Articles of Association to accommodate these additional business areas. At the same time the Board of Directors proposed to amend the service period of any member of the Board of Directors from two years to one year. The two proposals were adopted unanimously by the General Meeting in 2010.

     C. MATERIAL CONTRACTS

     Eksportfinans has six material contracts: (i) the 108 Agreement, entered into with the Norwegian Ministry of Trade and Industry (for further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”), (ii) the Portfolio Hedge Agreement (for further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”), (iii) the NOK 2 billion committed credit line facility for repo purposes (for further details, see item 7.B. “Related Party Transactions — Committed Credit Line (Repo) Facilities”), (iv) the Funding Agreement with the Norwegian State (for further details, see Item 7.B. “Related Party Transactions – Funding Agreement with the Norwegian State” and Exhibit 4.4), (v) the Sale and Purchase Agreement with KLP dated May 7, 2009 and the related Term Facility Agreement dated May 7, 2009 with Kommunekreditt (for further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt”) and (v) the Excluded Portfolio Agreement between Eksportfinans ASA and Kommunekreditt Norge AS, dated May 7, 2009 (for further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt” and Exhibit 4.6).

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

     Gains derived from the sale of Eksportfinans’ debt securities by a noteholder not resident for tax purposes in Norway are not subject to Norwegian income taxes or withholding taxes in Norway, unless such noteholder engages or participates in business activities which are carried out or managed in Norway and gains on such securities are attributable to such business.

     A non-Norwegian noteholder not resident in Norway for tax purposes who holds Eksportfinans’ debt securities is not subject to Norwegian tax unless such noteholder engages or participates in business activities which are carried out or managed in Norway and securities are attributable to such business.

     Norwegian inheritance or gift tax may under certain circumstances be imposed upon a transfer of Eksportfinans’ debt securities by gift or inheritance if (i) the securities are transferred from a person who is a Norwegian citizen or a resident of Norway for gift/heritance purposes, or (ii) the securities are attributable to business conducted through a permanent establishment in Norway. Under the United States-Norway estate and inheritance tax treaty, a United States citizen or domiciliary who becomes liable to pay Norwegian inheritance or gift taxes generally will be entitled to credit against his U.S. estate or gift tax liability the amount of such Norwegian taxes.

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

  financial institutions,

  insurance companies,

  dealers or traders in securities or currencies or notional principal contracts,

  tax-exempt entities,

  persons that will hold notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar,

  persons that own (or are deemed to own) 10% or more (by voting power or value) of Eksportfinans’ stock,

  regulated investment companies,

  real estate investment trusts, and

  partnerships, pass-through entities or persons who hold the notes through partnerships or other pass-through entities.

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

     For the purposes of this summary a “U.S. holder” is a beneficial owner of a note that is for U.S. Federal income tax purposes:

  a citizen or resident of the United States,

  a corporation or other entity treated as a corporation for U.S. tax purposes, created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia),

  an estate, the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

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

     Original issue discount

     A note, other than a note with a term of one year or less (a short-term debt security), will be treated as issued at an original issue discount (OID, and a debt security issued with OID, a discount note) for U.S. Federal income tax purposes if the excess of the sum of all payments provided under the note, other than qualified stated interest payments, as defined below, over the issue price of the note is more than a de minimis amount, as defined below. Qualified stated interest is generally interest paid on a note that is unconditionally payable at least annually at a single fixed rate. The issue price of the notes will be the first price at which a substantial amount of the notes are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. Special rules for “variable rate debt securities” are described below under “Original issue discount—Variable rate debt securities”.

     In general, if the excess of the sum of all payments provided under the note other than qualified stated interest payments (the stated redemption price at maturity) over its issue price is less than 0.25% of the notes’s stated redemption price at maturity multiplied by the number of complete years from its issue date to its maturity, then such excess, if any, constitutes de minimis OID and the note is not a discount note. Unless the election described below under “Election to Treat All Interest as OID” is made, a U.S. holder of a note with de minimis OID must include such de minimis OID in income as stated principal payments on the note are made. The includable amount with respect to each such payment will equal the product of the total amount of the note’s de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the note.

     A U.S. holder will be required to include OID on a discount note in income for U.S. Federal income tax purposes as it accrues, calculated on a constant yield method, before the actual receipt of cash attributable to that income, regardless of the U.S. holder’s method of accounting for U.S. Federal income tax purposes. Under the constant yield method, U.S. holders generally will be required to include in income increasingly greater amounts of OID over the life of the discount notes.

     OID for any accrual period on a discount note that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. holder, as described under “Interest” above. Upon receipt of an amount attributable to OID in these circumstances, a U.S. holder may recognize ordinary income or loss.

     OID on a discount note will be treated as foreign source income for the purposes of calculating a U.S. holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders should consult their own tax advisors regarding the availability of a foreign tax credit under their particular situation.

     Acquisition premium

     A U.S. holder that purchases a note for an amount less than or equal to the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest but in excess of its adjusted issue price and that does not make the election described below under “Election to treat all interest as OID” will have acquisition premium. Investors should consult their own tax advisors regarding the U.S. Federal income tax implications of acquisition premium.

     Market discount

     A note, other than a short-term debt security, will be treated as purchased at a market discount (a market discount note) if the note’s stated redemption price at maturity or, in the case of a discount note, the note’s “revised issue price”, exceeds the amount for which the U.S. holder purchased the note by at least 0.25% of the note’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the note’s maturity. If such excess is not sufficient to cause the note to be a market discount note, then such excess constitutes de minimis market discount and the note is not subject to the rules discussed in the following paragraphs. For these purposes, the revised issue price of a note generally equals its issue price, increased by the amount of any OID that has accrued on the note.

     Any gain recognized on the maturity or disposition of a market discount note will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on that note. Alternatively, a U.S. holder of a market discount note may elect to include market discount in income currently over the life of the note. Such an election shall apply to all debt instruments with market discount acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

     Market discount on a market discount note will accrue on a straight-line basis unless the U.S. holder elects to accrue such market discount on a constant yield method. Such an election shall apply only to the note with respect to which it is made and may not be revoked. A U.S. holder of a market discount note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to that market discount note in an amount not exceeding the accrued market discount on that market discount note until the maturity or disposition of that market discount note.

     Election to treat all interest as OID

     A U.S. holder may elect to include in gross income all interest that accrues on a note using the constant yield method under the heading “Original issue discount”, with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium.

     In applying the constant yield method to a note with respect to which this election has been made, the issue price of the note will equal its cost to the electing U.S. holder, the issue date of the note will be the date of its acquisition by the electing U.S. holder, and no payments on the note will be treated as payments of qualified stated interest. This election will generally apply only to the note with respect to which it is made and may not be revoked without the consent of the IRS. If this election is made with respect to a note with amortizable bond premium, then the electing U.S. holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. holder as of the beginning of the taxable year in which the note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortizable bond premium may not be revoked without the consent of the IRS.

     If the election to apply the constant yield method to all interest on a note is made with respect to a market discount note, the electing U.S. holder will be treated as having made the election discussed above under “Original issue discount—Market discount” to include market discount in income currently over the life of all debt instruments held or thereafter acquired by such U.S. holder.

     Variable rate debt securities

     Certain notes issued by Eksportfinans may be classified as variable rate debt securities. A note will be classified as a variable rate debt security if it:

  has an issue price that does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date and (z) 0.015, or (ii) 15% of the total non-contingent principal payments; and

  does not provide for stated interest other than stated interest compounded or paid at least annually at (i) one or more “qualified floating rates”, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single “objective rate” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate”.

     A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a “current value” of that rate. A current value of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

     A variable rate is a qualified floating rate if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt security is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate. If a debt security provides for two or more qualified floating rates that (i) are within 0.25 percentage points of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the debt security, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the debt security or are not reasonably expected as of the issue date to significantly affect the yield on the debt security.

     An objective rate is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the relevant issuer or a related party (such as dividends, profits or the value of the relevant issuer’s stock). A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the debt security’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of the debt security’s term. An objective rate is a qualified inverse floating rate if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

     If interest on a debt security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the debt security that do not differ by more than 0.25 percentage points or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

     In general, if a variable rate debt security provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the debt security is qualified stated interest and the amount of OID, if any, is determined under the rules applicable to fixed rate debt instruments by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the debt security.

     If a variable rate debt security does not provide for stated interest at a single qualified floating rate or a single objective rate and also does not provide for interest payable at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the debt security are generally determined by: (i) determining a fixed rate substitute for each variable rate provided under the variable rate debt security (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the debt security), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitutes described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

     If a variable rate debt security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the variable rate debt security is treated, for the purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the variable rate debt security as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

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

     Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the notes, the amount of interest that accrues, as OID, equals the product of (a) the “adjusted issue price” and (b) the “comparable yield” (adjusted for the length of the accrual period). This amount is rateably allocated to each day in the accrual period and included as ordinary interest income by a U.S. holder for each day in the accrual period on which the U.S. holder holds the notes. The “adjusted issue price” for purposes of the non-contingent bond method is equal to the issue price of the notes, increased by the interest previously accrued on such notes and decreased by the amount of any Projected Payments (as defined below) previously made on such notes. The “issue price” of the notes is the first price at which a substantial amount of the note are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The “comparable yield” is the annual yield that Eksportfinans would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the notes.

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

     Possible Alternative Treatment

     There is currently no statutory, judicial or administrative authority that directly addresses the proper treatment of the notes for U.S. Federal income tax purposes. Accordingly, no assurance can be given that the IRS will agree with, or that a court will uphold, the characterization and treatment of the notes described above. If the IRS successfully asserts an alternative characterization of the notes, the timing and the character of any income with respect to the notes may differ from that described above. For example, it would be a reasonable interpretation of current law for the IRS to assert that the notes should be treated as a single debt instrument, in which case the notes would be subject to either the rules concerning short-term debt securities (as described above under “— Notes treated as Short-term Debt Securities”) or the Treasury Regulations governing CPDIs (as described under “— Notes treated as Contingent Payment Debt Instruments”). If the IRS were successful in treating the notes as CPDIs, then among other matters, you would be required to accrue OID on the notes at a yield comparable to the yield at which we would issue similar non-contingent bonds, determined at the time of issuance of the notes (plus ordinary income in the form of positive adjustments to reflect the payment of income in excess of such yield); and, on the sale, exchange, maturity, redemption or other taxable disposition of the notes, you would recognize ordinary income, or ordinary loss to the extent of your aggregate prior ordinary income inclusions and capital loss thereafter, rather than capital gain or loss. Accordingly, prospective investors are urged to consult their own tax advisors regarding the U.S. Federal income tax consequences of an investment in the notes.

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

     Recently Enacted Legislation

     Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

     In addition, for taxable years beginning after December 31, 2012, a U.S. holder that is an individual, estate or trust will generally be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s net investment income for the relevant taxable year and (2) the excess of the U.S. holder’s modified gross income for the taxable year over a certain threshold. U.S. holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their investment in the notes.

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

     Backup Withholding and Information Reporting

     Backup withholding and information reporting requirements may apply to certain payments on the notes and proceeds of the sale, exchange or retirement of the notes to U.S. holders. Eksportfinans, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding, currently at a rate of 28% of such payment, if the U.S. holder fails to furnish the U.S. holder’s taxpayer identification number, to certify that such U.S. holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate may be subject to change each year. Certain U.S. holders are not subject to the backup withholding and information reporting requirements. Non-U.S. holders may be required to comply with applicable certification procedures to establish that they are not U.S. holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally may be claimed as a credit against such U.S. holder’s U.S. Federal income tax liability, provided that the required information is furnished to the IRS. You should consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

     The Company has funded its assets in a variety of currencies, mostly at fixed rates of interest, although also through simple fixed-to floating-rate swaps and various hybrid debt instruments. In accordance with our asset and liability risk management policy these funds have generally been swapped into floating rate funds denominated in U.S. dollars, which are invested for the short-term in instruments effectively denominated in U.S. dollars, pending their application to fund long-term assets. Certain Norwegian krone borrowings are not swapped into any other currency but are invested in instruments denominated in Norwegian kroner. We may also, according to our present policy, swap funds into floating rate euro, and invest in instruments denominated in euro.

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

     As of December 31, 2010, 2009 and 2008, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options (excluding the 108 Agreement and Portfolio Hedge Agreement) were NOK 340,891 million, NOK373,680 million and NOK NOK553,176 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of Eksportfinans’ loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”. As part of Eksportfinans’ risk management policy it has since 1989 chosen to outsource the internal audit function to an external auditor firm.

     Financial instruments account for the bulk of our assets and liabilities. The market risks inherent in Eksportfinans’ market risk-sensitive instruments and positions are the potential losses arising from adverse changes in foreign currency exchange rates and adverse changes in interest rates, both of which are measured and monitored. Market risk arising in the PHA Portfolio is mitigated by the Portfolio Hedge Agreement. Market risk in the Liquidity Portfolio is partially mitigated through stop-loss procedures. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”; Item 11 “Credit Spread Risk” and Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.

     The 108 Agreement with the Norwegian Ministry regulates Eksportfinans’ financing of export contracts according to the OECD Consensus terms. Interest and exchange rate exposures related to lending, funding and investments of liquidity under this agreement are hedged with derivatives, with any residual cost or profit arising from the hedges being for the Ministry’s account. For further information on the 108 Agreement and other agreements with the State, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”).

     Further information regarding financial derivatives is disclosed in note 13 to our audited financial statements in Item 18. Further information regarding risk management is disclosed in notes 28-31.

     Foreign currency exchange risk, interest rate risk and credit spread risk are managed by a separate risk management function and reported regularly to the management board.

     Foreign Currency Exchange Risk

     As of December 31, 2010, approximately 66% (87% as of December 31, 2009 and 81% as of December 31, 2008) of the Company’s assets were denominated in foreign currencies. Foreign currency exchange risk arises from mismatches in the currencies denominating our assets and our liabilities. Each instrument is swapped into Eksportfinans’ three main currencies: euro, U.S. dollars and Norwegian kroner and net exposure in euro and U.S. dollars is further hedged by foreign exchange forward. Exposure towards a currency is measured as the net of assets and liabilities for the currency. As of December 31, 2010, Eksportfinans’ exposure to currencies other than the Norwegian kroner reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position*)	Amount of net position covered by 108 Agreement items

December 31, 2010

CAD	-1,259,065	1,260,165	1,100	159
JPY	-70,476,336	70,476,755	419	305
SEK	-301,329	301,567	238	0
EUR	21,708,437	-21,687,825	20,612	16,089
DKK	5,621,804	-5,632,362	-10,558	194
USD	-28,436,386	28,397,660	-38,726	-78,322
Other currencies	-11,879,535	11,878,008	-1,527	1,484

TOTAL	-85,022,410	84,993,968	-28,442	-60,091

*)	Net position includes amounts covered by the 108 Agreement. For further details, see note 17 to our audited financial statements in Item 18.

     For more information, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”.

     The above table does not include foreign currency commitments because the currency exposure first comes into effect at disbursement. At that time any currency/interest rate exposure will be hedged. For further information regarding Eksportfinans’ market risk, see note 30 to our audited financial statements in Item 18.

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

     The Board of Directors has approved the following currency risk and strategy at the present time. According to Eksportfinans’ risk policy, the Company can have an aggregate net position in each foreign currency and in all foreign currencies in total equivalent to NOK 120 million (USD 20 million). The fair value effect on Eksportfinans’ total assets and liabilities due to an adverse change of 10% in foreign currency exchange rates as of December 31, 2010 is estimated to be NOK 5.8 million before taxes. The effect per December 31, 2009 was estimated to be NOK 2.7 million. There is no breach of currency exposure limits during 2010.

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

     The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The below table shows interest rate risk of exposure with up to one year of maturity, which is a change from the parameters previously used, which measured our exposure without regard to maturity. We have changed parameters for this analysis because from December 2010 we changed our hedging policies so that the only instruments that are daily hedged are those with up to one year of maturity. The interest rate exposure as of December 31, 2010 is negative NOK 167,000. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points. The 99 % confidence interval equally weighted between NOK, EUR and USD through 2010 of changes in three-month NOK, EUR and USD fixing rate using daily data over monthly periods is 15 basis points. Earlier reports have shown all exposure also for exposure without strict limits and hedging routines and are hence not directly comparable.

     Interest rate exposure as of December 31, 2010 with up to one year of maturity (from a 1 basis point shift of interest rate curves):

(NOK thousands)	NOK	EUR	USD	Other currencies	Total

As of December 31, 2010	-84	-6	-70	-7	-167

Maximum through 2010 (*)	4	76	12	40	-46
Minimum through 2010 (*)	-135	-67	-82	-94	-293
Average through 2010	-71	-20	-31	1	-121

As of December 31, 2009	-67	-29	-34	31	-100

Maximum through 2009	-2	62	35	239	126
Minimum through 2009	-162	-86	-72	-137	-212
Average through 2009	-79	-13	-22	43	-71

(*)	The maximum and minimum exposure in general does not occur on the same date for different currencies.

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

     Credit Spread Risk

     A potential increase in credit spreads of one percentage point would increase the net fair value of our assets and liabilities by NOK 75 million, as of December 31, 2010 as gains on the liability side would outweigh losses on the asset side. Credit spreads in the market is defined as market risk and not credit risk, which we define to include default probability only. Isolated for the PHA portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 10 million as of December 31, 2010, compared to NOK 16 million as of December 31, 2009. Annualized fluctuation of credit spread in the securities portfolio based on 99% confidence intervals of monthly changes through 2010 is around 60 basis points. The credit spread risk in the Liquidity Reserve Portfolio is managed through daily measurements of spread duration. According to the Company’s risk policy a change in the value of the Liquidity Reserve Portfolio by 1 basis point change in spread duration should be no more than NOK 60,000 per NOK 1 billion. The accumulated losses in the Liquidity Reserve Portfolio should not be more than 25 basis points of the value of the portfolio. These limits have not been breached since they were introduced.

     FX Basis spread risk

     The Company has earned a significant part of the annual earnings because of euros and US dollars being attractive relative to Norwegian kroner and Danish kroner. A significant part of the company’s funding is in euros and dollars while some loans and liquidity placements are in Norwegian or Danish kroner. Hence the Company has swapped significant amounts from dollars and euros over to Norwegian and Danish kroner, earning on the basis swap spread. From September 2010 the Company commenced hedging the basis risk for all loans with maturity longer than three years. These loans amounted to approximately NOK 20 billion as of December 31, 2010 of which NOK 6.5 billion had three to but excluding four years remaining duration, NOK 5.6 billion had four to but excluding five years remaining duration and NOK 7 billion had five years or more of remaining duration.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     Under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date.

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

     Under the supervision of our management, including the chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that our internal control over financial reporting as of December 31, 2010 was effective.

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

Changes in Internal Controls over Financial Reporting

     There were no changes to our internal controls over financial reporting that occurred during 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. (Reserved)

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that it has an “audit committee financial expert” serving on its Audit Committee. As of April 21, 2010, Ms. Live Haukvik Aker has acted as the Audit Committee financial expert, and is and was independent as defined in Section 303A.02 of the New York Stock Exchange’s corporate governance standard.

Item 16B. CODE OF ETHICS

     Eksportfinans has a code of ethics that applies to Eksportfinans’ principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Eksportfinans has made its code of ethics publicly available on its internet website at www.eksportfinans.no.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees paid to our principal accountant consist of the following for the years ended December 31:

(NOK thousands)	2010	2009

Audit fees	5,153	9,308
Audit-related fees (1)	1,124	1,866
Tax fees	—	—
All other fees	157	1,141

(1)	Audit-related fees include attestations related to funding transactions.

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

Committees composed by Independent Directors

     With the exception of the Audit Committee and the Compensation Committee as described below, companies incorporated in Norway are neither required nor precluded by law to have board committees. The Code of Practice provides among other things that the Board of Directors should consider appointing board committees in order to help ensure thorough and independent preparation of matters relating to financial reporting and compensation paid to the members of the executive management. Membership of such committees should be restricted to members of the Board who are independent of the company’s executive management. Under Norwegian law, board committees are only responsible for preparing certain issues for the Board of Directors as a collegiate body and are not vested with sole authority over any of the Board of Directors’ responsibilities.

Audit Committee

     On June 19, 2009 a new law was passed, incorporating changes into the Financial Institutions Act, pursuant to which effective from July 1, 2009 Eksportfinans is required to have an Audit Committee under Norwegian law.

     The Board of Directors had previously in 2002 appointed an Audit Committee, the charter of which is based on the Sarbanes-Oxley Act and the U.S. Securities and Exchange Commission rulemaking to the extent not in conflict with Norwegian law, such as with respect to the appointment of auditors and approval of audit fees, which rests with our Annual General Meeting. Eksportfinans’ Audit Committee is appointed by and among the Board of Directors to assist the board in monitoring (1) the integrity of the financial statements of the company, (2) the independent auditor’s qualifications and independence, (3) the performance of the Company’s internal audit function and independent auditors and (4) the compliance by the Company with legal and regulatory requirements. The Audit Committee has delegated authority on behalf of the Board only on issues specifically specified in the charter or on other issues as the Board may specifically decide from time to time.

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

Compensation Committees

     On December 1, 2010 a new regulation was passed pursuant to which, effective from January 1, 2011, Eksportfinans is required to have a compensation committee. Accordingly Eksportfinans established a Compensation Committee as of December 16, 2010. Prior to January 1, 2011, the compensation of the CEO was fixed by the Board, which is the corporate body that employs the CEO. The compensation of the Board, the auditor, the Control Committee and the Council of Representatives was fixed by the shareholders at the general meeting based on recommendations by the Nomination Committee. In addition, the Funding Agreement entered into with the Norwegian Government placed certain limits on executive compensation through December 31, 2010, as discussed in Item 7.B. “Related Party Transactions”.

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

Dated: March 31, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eksportfinans ASA:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement present fairly, in all material respects, the financial position of Eksportfinans ASA and its subsidiaries (the “Company”) at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS

Oslo, Norway
March 31, 2011

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(NOK thousands)	2010	2009	2008	NOTE

Interest and related income on loans due from credit institutions	1,174,778	1,864,021	5,245,503
Interest and related income on loans due from customers	3,729,369	3,423,755	2,785,471
Interest and related income on securities	868,776	1,851,586	3,876,660
Other interest and related income	43,700	73,146	102,432

Total interest and related income	5,816,623	7,212,508	12,010,066

Interest and related expenses on commercial paper and bond debt	4,195,983	5,642,400	11,032,828
Interest and related expenses on subordinated debt	7,492	20,562	49,025
Interest and related expenses on capital contribution securities	9,385	14,702	36,375
Other interest and related expenses	184,878	64,819	68,430

Total interest and related expenses	4,397,738	5,742,483	11,186,658

NET INTEREST INCOME	1,418,885	1,470,025	823,408

Commissions and income related to banking services	1,515	1,576	2,210
Commissions and expenses related to banking services	6,956	7,421	40,478
Net gains/(losses) on financial instruments at fair value	(603,075)	(3,793,170)	3,976,686	5, 30.4
Other income	6,822	15,440	18,523	7

NET OTHER OPERATING INCOME	(601,694)	(3,783,575)	3,956,941

TOTAL OPERATING INCOME	817,191	(2,313,550)	4,780,349

Salaries and other administrative expenses	157,373	151,706	145,765	9
Depreciation	23,041	20,381	19,227	15 ,16
Other expenses	14,264	15,254	13,034	10

TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT CHARGES ON LOANS	194,678	187,341	178,026

Impairment charges on loans at amortized cost	0	0	0	29.4

PRE-TAX OPERATING PROFIT/(LOSS)	622,513	(2,500,891)	4,602,323

Taxes	174,519	(699,091)	1,288,707	11

PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	447,994	(1,801,800)	3,313,616

Profit/(loss) for the year from discontinued operations, net of taxes	0	1,148	41,018	12
Other comprehensive income	0	0	0

TOTAL COMPREHENSIVE INCOME	447,994	(1,800,652)	3,354,634

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009	NOTE

ASSETS
Cash	5	4
Loans due from credit institutions 1)	43,013,946	64,126,108	14
Loans due from customers 2)	85,095,398	66,677,131	14
Securities	67,920,880	76,089,636	29.5
Financial derivatives	15,403,160	14,343,940	13
Deferred tax assets	43,729	0	11
Intangible assets	20,209	25,973	15
Property, equipment and investment property	204,712	207,820	16
Other assets	3,847,386	3,783,287	17

TOTAL ASSETS	215,549,425	225,253,899

LIABILITIES
Deposits by credit institutions	44,754	38,333
Commercial paper debt	3,306,532	19,107,830	18
Bond debt	183,095,213	178,526,422	18
Financial derivatives	14,247,493	14,809,777	13
Taxes payable	373,598	73,355	11
Deferred tax liabilities	0	156,931	11
Other liabilities	7,174,627	5,123,890	21
Provisions	95,896	88,989	8, 20
Subordinated debt	1,638,650	1,501,567	22
Capital contribution securities	417,128	419,265	23
Preference share	11	11	2.18

Total liabilities	210,393,902	219,846,370

SHAREHOLDERS’ EQUITY
Share capital	2,771,097	2,771,097	24
Share premium reserve	176,586	176,586	25
Reserve for unrealized gains	70,551	0	25
Other equity	2,137,289	2,459,846

Total shareholders’ equity	5,155,523	5,407,529

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	215,549,425	225,253,899

1)

Of NOK 43,013,946 thousand at December 31, 2010, NOK 29,810,571 thousand is measured at fair value through profit or loss and NOK 13,203,375 thousand is measured at amortized cost. Of NOK 64,126,108 thousand at December 31, 2009, NOK 33,596,647 thousand is measured at fair value through profit or loss and NOK 30,529,461 thousand is measured at amortized cost.

2)

Of NOK 85,095,398 thousand at December 31, 2010, NOK 49,204,511 thousand is measured at fair value through profit or loss and NOK 35,890,887 thousand is measured at amortized cost. Of NOK 66,677,131 thousand at December 31, 2009, NOK 27,247,880 thousand is measured at fair value through profit or loss and NOK 39,429,251 thousand is measured at amortized cost.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(NOK thousands)	Share capital	Share premium reserve	Reserve unrealized gains*	Other equity	Total equity

EQUITY AS AT JANUARY 1, 2008	1,593,533	162,462	0	905,863	2,661,858

Issuance of new share capital	1,177,564	14,124	0	0	1,191,688
Total comprehensive income for the period	0	0	0	3,354,634	3,354,634

EQUITY AS AT DECEMBER 31, 2008	2,771,097	176,586	0	4,260,497	7,208,181

EQUITY AS AT JANUARY 1, 2009	2,771,097	176,586	0	4,260,498	7,208,181

Total comprehensive income for the period	0	0	0	(1,800,652)	(1,800,652)

EQUITY AS AT DECEMBER 31, 2009	2,771,097	176,586	0	2,459,846	5,407,529

EQUITY AS AT JANUARY 1, 2010	2,771,097	176,586	0	2,459,846	5,407,529

Total comprehensive income for the period	0	0	70,551	377,443	447,994
Dividends paid	0	0	0	(700,000)	(700,000)

EQUITY AS AT DECEMBER 31, 2010	2,771,097	176,586	70,551	2,137,289	5,155,523

*	For further information, see note 25

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

(NOK thousands)	2010	2009	2008	NOTE

Pre-tax operating profit/(loss) from continuing operations	622,513	(2,500,891)	4,602,323

Provided by operating activities:

Accrual of contribution from the Norwegian government	(787,062)	(382,396)	(332,274)
Unrealized losses/(gains) on financial instruments at fair value	553,900	3,857,530	(3,793,821)	5
Realized losses on financial instruments
at fair value through profit and loss [non-cash items]	26,354	0	0
Depreciation	23,041	20,381	19,228	15, 16

Disbursement on loans 1)	(33,654,226)	(73,371,699)	(25,295,947)
Principal collected on loans 2)	32,415,841	83,820,416	19,203,683
Purchase of financial investments (trading)	(43,400,727)	(37,729,976)	(55,031,401)
Proceeds from sale or redemption of financial investments (trading)	38,748,102	45,473,027	26,477,642
Contribution paid by the Norwegian government	332,274	151,666	38,153
Taxes paid	(74,132)	(142,960)	(93,648)

Changes in:

Accrued interest receivable	1,498,011	(1,198,578)	48,713
Other receivables	401,836	6,756,411	(8,919,439)
Accrued liabilities	408,071	(726,737)	7,889,561

NET CASH FLOW FROM OPERATING ACTIVITIES	(2,886,204)	24,026,194	(35,187,227)

Purchase of financial investments	(4,316,528)	(642,017)	(25,093,041)
Proceeds from sale or redemption of financial investments	18,335,527	5,991,375	40,586,504
Net cashflow from financial derivatives	7,029,855	(16,045,057)	23,270,627
Purchases of property and equipment and intangible assets	(14,175)	(11,630)	(16,077)	15, 16
Proceeds from sales of property and equipment	0	670	943

NET CASH FLOW FROM INVESTING ACTIVITIES	21,034,679	(10,706,659)	38,748,956

Change in debt to credit institutions	5,852	(230,827)	(89,013)
Proceeds from issuance of commercial paper debt	280,888,654	256,414,537	134,674,812
Repayments of commercial paper debt	(296,900,558)	(265,520,194)	(141,782,006)
Proceeds from issuance of bond debt	72,231,121	69,338,668	93,718,123
Principal payments on bond debt	(74,253,198)	(75,226,236)	(85,556,258)
Issuance of preference share	0	11	1,191,688	2.18
Dividends paid	(700,000)	0	0	2.11

NET CASH FLOW FROM FINANCING ACTIVITIES	(18,728,129)	(15,224,041)	2,157,346

NET CHANGE IN CASH
AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	(579,654)	(1,904,506)	5,719,075

Cash and cash equivalents as at beginning of period	4,523,484	7,326,727	831,818	27

Effect of exchange rates on cash and cash equivalents	(11,569)	(878,302)	190,761

Net change in cash
and cash equivalents from discontinued operations 3)	0	(20,435)	585,073

CASH AND CASH EQUIVALENTS AT END OF PERIOD	3,932,261	4,523,484	7,326,727	27

1)	Of NOK 73.4 billion in 2009, NOK 45.3 billion is related to funding of Kommunekreditt and other municipal-related disbursements after the sale of the subsidiary.

2)	Of NOK 83.8 billion in 2009, NOK 44.5 billion is related to repayment from Kommunekreditt in relation to the sale of the subsidiary.

3)	Cash flows from discontinued operations for 2009 are related to investing activities, as they represent the net cash flow effect from the sale of the subsidiary.

The accompanying notes are an integral part of the consolidated financial statements.

1 GENERAL INFORMATION

Eksportfinans ASA provides the Norwegian export sector with long-term financing.

Eksportfinans ASA is a limited liability company. Eksportfinans ASA is incorporated and domiciled in Norway. The address of the head office is Dronning Mauds gate 15, P.O. Box 1601 Vika, N-0119 Oslo, Norway.

In these consolidated financial statements the terms ‘Eksportfinans ASA’, ‘Company’ and ‘Eksportfinans’ are used for the parent company Eksportfinans ASA. The term ‘Kommunekreditt’ is used for the former subsidiary Kommunekreditt Norge AS (now KLP Kreditt AS). The term ‘Group’ refers to the parent company and the subsidiary as a financial group.

The fiscal year of the Company runs from January 1 to December 31.

These consolidated financial statements have been approved for issue by the Board of Directors on February 28, 2011.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

These consolidated financial statements have been prepared in line with accounting regulations and legislation in Norway. The Norwegian Accounting Act requires the Company to prepare the financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). This set of standards is not necessarily identical with IFRS as issued by the International Accounting Standards Board (IASB). Mainly, these differences are related to the timing of endorsement by the EU, but there are also material differences in specific standards (e.g. the ‘carve outs’ in IAS 39). For Eksportfinans, however, the existing differences are not relevant. Hence, there are no differences in the application of the IFRS versions, and the financial statements of Eksportfinans have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB. The Norwegian Accounting Act also requires some disclosure in addition to the disclosure required by IFRS. These are related to remuneration, and are included in these consolidated financial statements. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities held at fair value through profit and loss, and as modified by the revaluation made for certain assets when implementing IFRS.

The consolidated financial statements are presented in accordance with International Financial Reporting Standards – (IFRS), in line with both IFRS as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB).

New and amended standards (IFRSs) and interpretations (IFRICs) adopted by the Company in 2010

IFRS 1 First-Time Adoption of IFRS (Amendments). The amendments allow first-time adopters to use a deemed cost of either fair value or the carrying amount under the previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendments are effective for annual periods beginning on or after July 1, 2009. The amendments are not relevant for the Company as it is not a first-time adopter of IFRS.

IFRS1 First-time adoption of International Financial Reporting Standards – Additional Exemptions for First-time Adopters (Amendments). The amendments provide additional exemptions from full retrospective application of IFRS for the measurement of oil & gas assets and leases. The amendments are effective for annual periods beginning on or after January 1, 2010. The amendments are not relevant for the Company as it is not a first-time adopter of IFRS.

IFRS 2 Group Cash-settled Share-based Payment Arrangements. The Amendments clarify the accounting for group cash-settled share-based payment transactions, where a subsidiary receives goods or services from employees or suppliers but the parent or another entity in the group pays for those goods or services. The amendments are effective for annual periods beginning on or after January 1, 2010. The amendments are not relevant for the Company as it is it not part of a group.

IFRS 3 Business Combinations (Revised). The revision changes the scope of IFRS 3 by increasing the number of transactions to which it must be applied. The revision is effective for annual periods beginning on or after July 1, 2009. The revision is not relevant for the Company as it has no business combinations.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (Amendments). The amendments clarify disclosure requirements in respect of non-current assets classified as held for sale or discontinued operations. The amendments are effective for annual periods beginning on or after January 1, 2010. The amendments are not relevant for the Company as it is has no relevant assets or operations.

IAS 1 Presentation of Financial Statements (Amendments). The amendments clarify that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2010. The amendments are not relevant for the Company as it is has no relevant issues.

IAS 27 Consolidated and Separate Financial Statements (Amendments). The amendments remove the definition of the cost method and replace it with a requirement to present dividends as income in the separate financial statements of the investor. The amendments are effective for annual periods beginning on or after July 1, 2009. The amendments are not relevant for the Company as it is not a first-time adopter of IFRS.

IAS 27 Consolidated and Separate Financial Statements (Amendments). The amendments affect the accounting of changes in ownership interest, losses incurred by a subsidiary and loss of control of a subsidiary. The amendments are effective for annual periods beginning on or after July 1, 2009. The amendments are not relevant for the Company as it is it not part of a group.

IAS 36 Impairment of Assets (Amendments). The amendments clarify the largest cash-generating unit to which goodwill should be allocated for the purpose of impairment testing. The amendments are effective for annual periods beginning on or after January 1, 2010, and adopted by the Company with effect from that date. The amendments have no impact on the Company’s financial statements.

IAS 38 Intangible Assets (Amendments). The amendments clarify guidance in measuring the fair value of an intangible asset acquired in a business, and permits the grouping of intangible assets as a single asset if each asset has similar useful lives. The amendments are effective for annual periods beginning on or after July 1, 2009, and adopted by the Company with effect from January 1, 2010. The amendments have limited impact on the Company’s financial statements.

IAS 39 Financial Instruments: Recognition and Measurement – Eligible hedged items (Amendments). The amendments address the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendments are effective for annual periods beginning on or after July 1, 2009. The amendments are not relevant for the Company as it does not apply hedge accounting.

IFRIC 9 Reassessment of Embedded Derivatives (Amendments), and IAS 39 Financial Instruments: Recognition and Measurement – Embedded Derivatives (Amendments). The amendments state that an entity should assess whether an embedded derivative is to be separated from a host contract when the entity reclassifies a hybrid financial asset out of the fair value through profit or loss category. The amendments are effective for annual periods beginning on or after June 30, 2009, and adopted by the Company with effect from January 1, 2010. The amendments have limited impact on the Company’s financial statements.

IFRIC 15 Agreements for the Construction of Real Estate. The interpretation addresses a divergence in practice regarding the identification of the applicable accounting standard when real estate developers enter into contracts with buyers before the construction is completed. The interpretation provides guidance on the accounting for such agreements. The interpretation is effective for annual periods beginning on or after January 1, 2009. The interpretation is not relevant for the Company, as it is not party to any relevant contracts.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation. The interpretation determines under which criteria an entity in a group can hold the qualifying hedging instrument in a hedge of a net investment in a foreign operation. The interpretation is effective for annual periods beginning on or after July 1, 2009. The interpretation is not relevant for the Company as it has no qualifying investments.

IFRIC 17 Distributions of Non-cash Assets to Owners. The interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. The interpretation is effective for annual periods beginning on or after July 1, 2009. The interpretation is not relevant for the Company as it has no qualifying distributions to its owners.

IFRIC 18 Transfers of Assets from Customers. The interpretation provides guidance on how to account for items of property, plant and equipment received from customers, or cash that is received and used to acquire or construct specific assets. The interpretation is effective for annual periods beginning on or after July 1, 2009. The interpretation is not relevant for the Company as it has no qualifying assets.

Improvements to International Financial Reporting Standards (issued 2009). The improvements to IFRS project is an annual process that the IASB has adopted to deal with non-urgent but necessary amendments to IFRS (the ‘annual improvements projects’). The improvements are generally effective for annual periods beginning on or after January 1, 2010, and adopted by the Company with effect from that date. The improvements have limited impact on the Company’s financial statements.

New and amended standards (IFRSs) and interpretations (IFRICs) not effective as of Dec. 31, 2010, and not early adopted by the Company

IFRS 1 First-time Adoption of International Financial Reporting Standards – Limited Exemption from Comparative IFRS 7 Disclosure for First-time Adopters. The amendments give relief from providing certain comparative information in the disclosures. The amendments are effective for annual periods beginning on or after July 1, 2010, with earlier application permitted. The amendments are not relevant for the Company as it is not a first-time adopter of IFRS.

IFRS 7 Financial Instruments: Disclosures (Amemdments). The amendments require enhancements to the existing disclosures in IFRS 7 where an asset is transferred but is not derecognized, and introduce new disclosures for the assets that are derecognized but the entity continues to have a continuing exposure to the asset after the sale. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted (although not endorsed for use in the EU as of December 31, 2010). The effects on the Company’s financial statements are being assessed in detail by management in advance of the time of adoption.

IFRS 9 Financial Instruments. Phase 1 of IFRS 9 addresses classification and measurement, and is the first step in the ultimate replacement of IAS 39. The standard states that financial assets shall be (i) classified on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset; (ii) initially measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, particular transaction costs; (iii) subsequently measured at amortized cost or fair value. The standard confirms the classification rules for financial liabilities, but changes the presentation of fair value changes related to own credit risk for liabilities that are classified as at fair value through profit or loss through the fair value option. The standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted (although not endorsed for use in the EU as of December 31, 2010). The standard is applied retrospectively. The effects on the Company’s financial statements may be substantial, and are being assessed in detail by management well in advance of the time of adoption.

IAS 24 Related Party Disclosure (Revised). The revised standard supersedes the IAS 24 issued in 2003. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The revision is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted, but is not expected to have any material impact on the Company’s financial statements.

IAS 32 Financial Instruments: Presentation – Classification of Rights Issues (Amendments). The amendments change the definition of a financial liability to classify rights issues as equity instruments in certain situations. The amendments are effective for annual periods beginning on or after February 1, 2010, with earlier application permitted. The amendments are not expected to be relevant for the Company as it has no relevant financial instruments.

IFRIC 14 Prepayments of a Minimum Funding Requirement (Amendments). The interpretation provides guidance on assessing the recoverable amount of a net pension asset, permitting treatment of the prepayment of a minimum funding requirement as an asset. The amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted, but are not expected to have any material impact on the Company’s financial statements.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. The interpretation clarifies the accounting of equity instruments issued to a creditor to extinguish a financial liability. The interpretation is effective for annual periods beginning on or after July 1, 2010, with earlier application permitted. The interpretation is not expected to be relevant for the Company as it has no relevant financial instruments.

Improvements to International Financial Reporting Standards (issued 2010). The improvements to IFRS project is an annual process that the IASB has adopted to deal with non-urgent but necessary amendments to IFRS (the ‘annual improvements projects’). The improvements are generally effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The improvements have limited impact on the Company’s financial statements.

2.2 Consolidation

Subsidiaries are entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.

In these consolidated financial statements, a discontinued operation is a component of an entity that has been disposed of. Eksportfinans’ formerly wholly owned subsidiary Kommunekreditt was sold in the first half of 2009, and is presented as discontinued operations in the consolidated statement of comprehensive income and in the consolidated cash flow statement, in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. This reclassification is made for all periods presented.

2.3 Foreign currency translation

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company operates, i.e. the functional currency. Norwegian kroner (NOK) serves as both the functional and presentational currency for the Company.

On initial recognition, foreign currency transactions are recorded applying the spot exchange rate at the date of recognition. At the balance sheet date, foreign currency monetary items are translated using the closing rate. Unrealized gains and losses on foreign currency translations are posted in the statement of comprehensive income. This is not applied for items related to the 108 Agreement with the government, as foreign currency risks are covered by the Agreement. Exchange rate differences on transactions under the Agreement are booked to a settlement account with the government on the balance sheet. See the further description of the 108 Agreement in notes 2.6.1, 2.6.3 and 13.

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

2.5 Revenue recognition

Interest income from financial instruments measured at amortized cost is recognized in the statement of comprehensive income using the effective interest method. Interest income from financial instruments measured as at fair value through profit or loss is recognized in the statement of comprehensive income as it accrues.

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

2.6 Financial instruments

2.6.1 Financial instruments used and classification in portfolios

The Company’s balance sheet consists to a great extent of financial instruments. The accounting policies related to these assets and liabilities are therefore critical for an understanding of the financial statements.

Financial instruments are classified into the following categories:

  Financial assets or financial liabilities at fair value through profit or loss

  Loans and receivables (measured at amortized cost)

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

Loans and receivables measured at amortized cost consist of loans covered by an agreement with the authorities pursuant to Parliamentary Bill No. 108 (1977-78), (referred to as the 108 Agreement) and loans due from the former subsidiary Kommunekreditt, presently named KLP Kreditt AS. The 108 Agreement has been established to provide exporters of capital goods financing on terms that are in accordance with OECD (Organization for Economic Co-operation and Development) regulations related to the Consensus Agreement for export financing (the CIRR scheme). Coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the 108 Agreement. The Company enters into derivative contracts on behalf of the 108 Agreement to reduce the market risk. See further description in note 2.6.3.

Other financial liabilities, measured at amortized cost, consist of debt related to the 108 Agreement.

2.6.2 Measurement

2.6.2.1 Initial measurement

Financial instruments are measured at fair value on the date of recognition, see note 2.4.

2.6.2.2 Subsequent measurement

Measurement at fair value through profit or loss

Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s length transaction.

The Company has elected the fair value option for the main portion of its financial instruments, with three exceptions. Firstly, lending, borrowing and liquidity under the government supported 108 Agreement are measured at amortized cost. Secondly, funding to KLP Kreditt AS (formerly Kommunekreditt Norge AS) is measured at amortized cost. Thirdly, instruments for which fair value measurement is a requirement and are therefore not subject to the fair value option. The latter applies for financial assets and liabilities held for trading and all financial derivatives, which are required to be measured at fair value under present regulations.

The fair value option is applied when this results in the most relevant information under the options available for measurements of financial instruments and when alternative principles of measurement result in greater accounting mismatches. The most important cause of accounting mismatch is the requirement to measure all financial derivatives at fair value. Financial derivatives are used in economic hedges of the market risk of specific assets and liabilities. To obtain a more symmetrical measurement, the underlying economically hedged transactions, as well as transactions at floating rate that are not subject to individual hedges, have to be measured at fair value. This is obtained through the application of the fair value option for these financial instruments.

At the time of adoption of IFRS (January 1, 2007) management had analyzed different measurement combinations of hedge accounting, amortized cost and fair value under different market scenarios. All combinations would have led to high income volatility, and none of the analyzed combinations showed a systematically lower volatility under all market scenarios. An asymmetric measurement model gives rise to volatility that is difficult to analyze and communicate. The performed analyses indicated that applying the fair value option for the majority of its financial instruments (apart from the exceptions described above) would result in less volatility, thus the most relevant information, ex ante. The company therefore was of the opinion that the financial instruments satisfied the conditions in IAS 39 for applying the fair value option.

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

Measurement at amortized cost

Lending, borrowing and liquidity at amortized cost are measured using the effective interest method. The effective interest method provides the principles of calculating the amortized cost of a financial asset or financial liability, and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

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

Lending

Loans are recorded, dependent on the counterparty, either in the line item ‘Loans due from credit institutions’ or in the line item ‘Loans due from customers’ in the balance sheet, regardless of measurement principles applied. The Company has acquired certain loan agreements from banks for which the bank provide a repayment guarantee, therefore retaining the credit risk of the loans. These loans are classified as loans to credit institutions under present regulations.

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

Changes in the value of loans measured at fair value are included in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income, except for interest income which is recorded in net interest income.

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

Under present accounting regulation, certain components of the 108 Agreement, which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the Agreement due to changes in interest and foreign exchange rates, are defined as embedded financial derivatives. Separate measurement at fair value for these derivatives has the potential to result in considerable increases in the Company’s income volatility. See note 13 for specifications.

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

Derivatives

The fair value of derivative contracts is reported in the balance sheet in separate asset and liability line items depending on the fair value of each contract. The net fair value of each derivative contract determines if it is classified as an asset or as a liability at the reporting date. The embedded derivatives in the 108 Agreement are bifurcated out from the host contract and recognized in the balance sheet as an asset or a liability depending on the net fair value of the derivatives at the reporting date.

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

Borrowings through the issue of securities

All borrowings are measured at fair value with the exception of borrowings under the 108 Agreement, which are measured at amortized cost. Changes in value of borrowings measured at fair value are included in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income, except for interest expense which is recorded in net interest income.

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

Depreciation rates are applied to the asset’s deemed cost, as recognized at transition to IFRS, for buildings, and to the asset’s historical cost for other equipment. Land and art are not depreciated.

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

2.11 Dividend

Dividend from Eksportfinans to its owners is recognized in the year in which the dividend is formally approved by the Council of Representatives, and not in the fiscal year to which the dividend is related.

2.12 Pension commitments

The Company has a set of employee retirement plans. The plans are generally covered by a pension schemes funded and managed through life insurance companies, determined by periodic actuarial calculations.

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

See notes 8 and 20 for further information.

2.15 Leases

The Company acts as lessor in operating lease contracts.

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

See note 27 for further information.

2.17 Discontinued operations

The sale of Kommunekreditt in 2009 is presented as discontinued operations. See note 12 for further information.

2.18 Preference share

On November 26, 2008, Eksportfinans entered into an agreement with the Norwegian Government. The agreement was approved by the General Assembly on January 29, 2009, and gave Eksportfinans the opportunity to obtain funding from the Government for two years for financing of export projects that qualify under the OECD Consensus Agreement for export financing (the CIRR scheme).

The agreement required the issuance of one preference share to the Norwegian Government, at a nominal value of NOK 10,500. The share constitutes a separate preference share that grants the right to a yearly dividend of 22.5 percent of the Company’s profit for the year, within the calculated base of regulatory limited dividend.

The share agreement shows basic features of a financial liability according to IFRS, and it is classified in the balance sheet as such. The liability is measured at amortized cost. The year’s incurred payment liability under the share agreement is classified as interest expense in the statement of comprehensive income in the line item ‘Other interest and related expenses’, and is recognized in the fiscal year to which it is related.

2.19 Financial guarantees

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of the amount determined in accordance with IAS 37 and the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18. Refer to note 31.3 for further information.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to use judgment in making estimates and assumptions that affect reported amounts of assets and liabilities, the reported amounts of income and expense and the disclosure of contingent assets and liabilities. The following accounting estimates, which are based on relevant information available at the end of each period, include inherent risks and uncertainties related to judgments and assumptions made by management. We consider the following accounting estimates to be critical in applying our accounting policies due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on the financial statements.

Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. We believe that the applied assumptions are the most likely, although actual events may differ from these. Consequently, our estimates could prove inaccurate, and the Company may be exposed to changes to earnings that could be material.

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

The most critical accounting estimates and judgments are those related to fair value measurement of financial instruments using significant unobservable inputs. Unobservable inputs are used in valuations of structured bond debt, the swaps used to economically hedge the structured bond debt and guaranteed loans. For structured debt and related swap contracts, the most important assumptions that impact the estimate of fair value are the spread assumptions and the models chosen for the Monte Carlo simulations performed in order to be able to project expected coupon and maturity dates. The simulations performed to project coupons and maturities are based on market data such as volatilities and correlations. However, there is in general little market data available to corroborate the simulations performed. Spread assumptions are to a large extent based on internal data. A significant part of the value estimates are reconciled with calculations from the different swap counterparties in relation to cash collateral movements under credit support annex (CSA) agreements. The value we agree with the counterparty represents a market price for the underlying swaps. For guaranteed loans the initial margin which is unobservable in the market as well as the spread correction conducted when significant rating changes occur are the most significant unobservable inputs.

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

The applied discount rates are 4.5 percent and 4.0 percent for the pension cost and the pension liability respectively.

Estimated sensitivity of pension cost and obligation from changes in the discount rate:

(NOK millions)	Gross pension cost 1)	Projected benefit obligation

Discount rate applied	4.50%	4.00%
Actuarial calculation	22.3	222.2

Effect from 1 percentage point increase	(2.9)	(35.5)
Effect from 1 percentage point decrease	3.8	46.7

1) Gross pension cost consists of the items ‘service cost’ and ‘interest cost’ specified in note 8.

The type of pension fund investments and historical returns determine the expected return on pension funds. In the past, the average return on pension funds has been higher than the risk-free rate of interest, as part of the pension funds have normally been invested in securities with slightly higher risk than government bonds. The expected return has thus been estimated on the basis of the discount rate plus an addition reflecting past excess returns.

Other fundamental assumptions for pension commitments include future salary adjustments, pension and other payments from the national insurance fund, anticipated increase in the National Insurance basic amount (the G amount) and life expectancy.

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

The degree of judgment used in the measurement of fair value of financial instruments is generally higher with a lower level of pricing observability, and vice versa. Financial instruments with quoted prices in active markets generally have higher observability of prices, and less judgment is needed when determining fair value. Conversely, instruments traded in non-active markets, or that do not have quoted prices, have lower observability of prices, and fair values are estimated through valuation models or other pricing techniques that require a higher degree of judgment.

The methodologies used for estimating the fair values using valuation models calculate the expected cash flows under the terms of each specific contract, and then discount these back to present values using appropriate discount curves. The expected cash flows for each contract are either determined directly by reference to actual cash flows implicit in observable market prices, or through modeling cash flows by using appropriate financial market pricing models. The valuation techniques make maximum use of market inputs, and rely as little as possible on entity-specific inputs. These techniques use observable market prices and rates as inputs, including interest rate yield curves for substantially the full term of the asset or liability, equity and commodity prices, option volatilities and currency rates. In certain cases, the valuation techniques incorporate unobservable inputs. See description of fair value measurement of each class of financial instruments below for extent of unobservable inputs used. The fair value measurement generally incorporates appropriate credit spreads obtained from the market.

For financial instruments a significant share of prices are obtained from the market. Although the prices generally are not binding or directly tradable, they are observable in the market. As such, the Company primarily has financial instruments for which prices are quoted in active markets, or financial instruments for which credit spreads or other model inputs are observable in the market, and the models used to price them are transparent. Most of the portfolios consist of financial instruments for which the fair value is calculated using valuation models or index proxies judged to be sufficiently close to the securities proxied. The Company has developed an understanding of the information used by third party pricing sources to describe the estimated prices or model inputs. The information obtained from third party pricing sources was evaluated and relied upon based on the degree of market transactions supporting the price indications and the firmness of the price indications. In these instances, management’s judgment was that this third party information was a reasonable indication of the financial instrument’s fair value.

In general, the Company goes through the following process to establish fair value for each financial instrument:

  First, the Company seeks to identify current quoted prices in an active market for the financial instrument.

  If there are no current quoted prices, the Company seeks to identify recent transactions for the same instrument.

  If there are no recently quoted prices for the same instrument, the Company seeks to identify current or recently quoted prices or transactions for another instrument that is substantially the same.

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

See below for a discussion on how fair value is established for each class of financial assets and liabilities:

Loans due from credit institutions or customers:

The fair values of loans due from credit institutions or customers are determined using a discounted cash flow model, incorporating appropriate yield curves and credit spreads obtained from the market. These debt instruments are not actively traded and consequently, these instruments do not have observable market prices subsequent to loan origination.

For guaranteed loans, interest rate curves are obtained from market sources, and credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Norwegian Guarantee Institute for Export Credits (GIEK). Eksportfinans’ non-government guarantors are currently well rated (A- or above) Norwegian banks and international banks with solid financial position. An increase in the credit risk of the debtor will, as a result of the guarantee, in most cases not lead to more than an insignificant increase of the combined credit risk. This is reflected in market rates so for example a loan made to a debtor guaranteed by a specific bank has a considerably lower spread than a direct loan made to the same bank. Eksportfinans therefore believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread. Credit ratings of all guarantors are monitored on an ongoing basis. Spreads are adjusted upon significant changes in rating for the guarantor since origination date, as the Company considers this as evidence of widening of spreads. Further, the Company analyses the development of initial margins over time. These data show that initial margins obtained for new guaranteed loans have not been functions of time, not even during the financially turbulent times in 2007-2009. Credit spreads for guaranteed loans given by the Company, have consequently not increased with the significant general credit spread increase during the period. The spreads applied to fair value measurement of export loans are unobservable in the market. The method that the Company has deemed the most correct one in absence of suitable market spreads has produced variation in credit spreads of 2 basis points on average for the guaranteed portfolio over the history for which the Company has data for. The largest monthly change for the guaranteed loan portfolio has been 4 basis points (November 2010). This reflects more expensive pricing towards clients for newly distributed loans and not rating changes prompting spread changes on old loans. At year-end a spread widening of 1 basis point of the guaranteed loan portfolio will reduce its market value by approximately NOK 16 million (compared to NOK 12 million as of year-end 2009) so a spread widening equal to the largest ones observed during a month so far will give unrealized losses of NOK 64 million. As per year-end the guaranteed portfolio constitutes 75 percent of the loan portfolio.

For direct loans to Norwegian savings banks, interest rate curves and credit spreads are based on observable market data. The credit spread curves obtained from the market are from widely published reports from market participants on indicative spreads for identical or similar loans. The spreads are published in the market shortly after month end, but do not represent offers, or solicitations of offers, to purchase or sell financial instruments. To ensure that the information can be used for fair value measurement purposes, Eksportfinans performs an assessment of the evaluations, calculations, opinions and recommendations of the publications. The spreads come partly from trading screens quoting actual trades, and partly from matrix pricing and interpolations including judgments by the distributors. Eksportfinans has assessed their interpolation methodologies, matrix pricing algorithms and models to be adequate and of sufficient quality. As of end of 2010 a credit spread widening in the direct loan portfolio would induce an unrealized loss to the Company of NOK 7 million (NOK 5 million as per year-end 2009). Direct loans to banks account for 15 percent of the lending portfolio.

For municipal lending, interest rate curves and credit spreads are based on observable market data. The credit spreads used in the model are supported by quotes obtained from three different price providers. For loans guaranteed by municipalities, the same methodology is used as for guaranteed export lending. As of end of 2010 a credit spread widening in the municipal lending portfolio would induce an unrealized loss to the Company of NOK 3 million (NOK 2 million as of end of 2009). Municipality loans are 10 percent of the lending portfolio as of year-end.

The remaining part of the loan portfolio consists of the Company’s funding to KLP Kreditt for the acquired municipality loans from Eksportfinans former subsidiary Kommunekreditt. As of December 31, 2010, three tranches with a total market value of NOK 12.9 billion are still outstanding with the last tranche maturing on September 15, 2011. In terms of impairment review, Eksportfinans continuously monitors the credit spread of KLP Kreditt and will take necessary measures if Eksportfinans observes a significant jump in the credit spread. The credit spread sensitivity of this short maturity portfolio is insignificant for Eksportfinans.

For the combined total lending portfolio over the past two years credit spreads have changed less than 10 basis points per month in 95 percent of the time. A spread widening of 10 basis points would give an estimated loss of NOK 230 million. As of the end of 2009 a 95 percent confidence interval was 18 basis points representing NOK 290 million. The guarantees received are embedded in the loan agreements, and not separately transferable.

All credit spread adjustments of initial spreads are individually assessed for reasonableness relative to appropriate credit spread development over time, spreads for similar guarantors, and spreads on new similar loans or guarantees.

Securities:

Fair value of Eksportfinans’ portfolio of securities is partially established using valuation techniques and partially using prices quoted in active markets. Eksportfinans aims to maximize the use of observable inputs, and minimize the use of unobservable inputs, when estimating fair value. The valuation techniques used by Eksportfinans are index based models using publicly available market data as input, such as index levels, stock prices and bond credit spreads. Whenever available, the Company obtains quoted prices in active markets for fixed maturity securities at the balance sheet date. Market price data is generally obtained from exchange or dealer markets.

Since July 2008 the Company has used a factor model, deriving comparable spreads from the remaining liquidity of similar securities. This specifically developed index model derives comparable spreads for a security from liquidity and credit spreads of similar securities. The two factors used in the index mapping procedure are the two year spread between the Euro swap two year rate and Euro government two year rate, and the iTraxx five year senior financials index spread. Eksportfinans applied the factor model to 45 percent of the securities, representing approximately 41 percent of the securities portfolios measured at market value as of December 31, 2010 and to 58 percent of the securities, representing approximately 56 percent of the trading portfolio measured at market value as of December 31, 2009.

For the remaining securities not valued with the factor model, eleven had such short time to maturity that par value was used. One security is guaranteed by the Danish Government, thus valued at par. Two securities bought in December 2010, both with AAA rating, were priced at their cost at purchase (100 and 100,06). One security was priced in the Company’s main trading system due to its simplicity. Eksportfinans holds two securities originally with defaulted (now non-existent) Washington Mutual as counterparty in the guaranteed PHA portfolio. These securities were priced using recovery rates from one source, but calibrated with other quotes. For the remaining securities, Eksportfinans retrieved prices and credit spread quotes from fifteen different market makers and pricing vendors.

The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Among the fifteen different quote providers, the two major price providers covered 62 percent of the portfolio for which quotes were obtained. 74 percent of these securities had only one quote, 24 percent had two quotes, 2 percent had three quotes. As of December 31, 2009, the two major price providers covered 63 percent of the portfolio for which quotes were received. 40 percent of these securities had only one quote, 34 percent had two quotes and 22 percent had three quotes. Eksportfinans has established various controls to ensure the reasonableness of quotes for securities receiving only one quote, such as reconciling with other securities of similar currency, maturity, country or issuer and reconciling with actual trade data from Bloomberg. For securities receiving more than one quote, special consideration is given if the difference between the quotes exceeds set thresholds. For the bulk of the externally quoted portfolio, the spread in quotes was less than 40 basis points compared to 20 basis points as of December 31, 2009. The maximum difference was 0.79 percent compared to 1.84 percent as of December 31, 2009. For all quoted prices the median quote was used as this measure is more robust to extreme observations than using the average quote.

Financial derivatives:

Currency and interest rate swaps are valued using a valuation model technique incorporating appropriate credit spreads obtained from the market, as well as other observable market inputs, such as interest rate levels and market volatilities. Structured swaps mirroring the embedded derivatives in structured debt issues are modeled as described for structured bond debt. All swaps are governed by ISDA agreements with cash collateral annexes, and movement of cash collateral will offset credit spread changes. Non-performance risk is included in the fair value of the financial derivative portfolio assets and liabilities. Both Eksportfinans and the counterparty’s credit risk at the trading time of a swap will be reflected in the initial terms and conditions. The Company only does derivatives with highly rated counterparties. The Credit Support Annexes (CSAs) enables calls for collateral for both parties based on rating dependent parameters such as threshold and minimum independent amounts. The Company’s valuation of swaps using mid levels captures the perceived credit spread for both Eksportfinans and the swap counterparties.

Structured bond debt:

Structured bond debt consists of bond issues where the coupon rate, currency, maturity date and notional amount may vary with market conditions. For instance, the maturity will vary as a significant part of the structured bond debt has call and trigger features depending on the passage of time and/or market levels.

Eksportfinans’ structured issues currently consist of eight main structure types:

  The coupon is paid in a different currency than the foreign exchange cross (FX) for which the coupon is calculated and the bond might have Bermudian options embedded. Bonds with this coupon type are priced using a Hull-White one-factor model if there is only one currency and an N- currency model coupled with a Black and Scholes model in cases of several currencies.

  The coupon is based on the minimum of two FX’s (JPY/USD and AUD/JPY for a majority of our issues. We use Black and Scholes to model the foreign exchange rates and a Hull-White one factor model to treat the interest rate curves.

  Fixed rate securities with Bermudan options. These are modeled using Black and Scholes framework.

  The coupon has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low. These coupon structures are modeled by an N-currency model.

  The coupon is inversely linked to the London Interbank Offer Rate (LIBOR). The coupon structure is normally of the type “FixedRate-multiplier x Libor”. Here we use a Hull-White model for the interest rate and if the issue contains more than one currency, we use the N-factor model.

  The coupon depends on the difference between two interest rates, for example ‘2 year swap minus 10 year swap’. This difference is multiplied with a factor, and both one and two currencies can be involved. For one-currency issues a Hull-White model is used for the two interest rates. For two- currency issues a Black and Scholes model put together with an N-currency model is used.

  The coupon is based on the performance of single equities, equity baskets or indexes. These issues are priced based on a Black and Scholes model if the underlying is in the same currency as the notional. The implied volatility derived from suitable traded options is used as volatility input and expected future dividends are based on market expectations. If the underlying is in a different currency than the notional we use a quanto- model to factor in the currency effect.

  The coupon is paid only if the issuer calls the issue. For such structures (like callable zeros) the call option is normally Bermudian and contains only one currency. Eksportfinans price it using a Hull-White one-factor model.

Structured bond debt (and their corresponding swaps, see section on financial derivatives above) are mostly valued using Company’s valuation system based on different, well known valuation models, such as Black and Scholes and Hull-White, as appropriate for the different types of structures. All models use observable market data. Market data such as volatilities, correlations, and spreads for constant maturity swaps are imported (unadjusted) directly from widely used information systems like Reuters and Bloomberg. All models are calibrated to produce the transaction price at day one and consequently there is no day one profits calculated using Eksportfinans’ methodology. Which model and which structure setup is determined by the redemption structure, the number of FX, equities or indices constituting the underlying and whether the coupon is accumulated or not as time passes. The market data used are observable market input. This input is used to project both cash flows and maturity dates of the structured debt. This is to a large degree done by Monte Carlo simulations.

The fair values established using the valuation models above are further supported by two sources of information. First, the values are assessed for reasonableness against values for the same instruments received from the counterparty in the transaction. Second, Eksportfinans buys back structured debt from time to time, and the fair values established are assessed for reasonableness against buy back transaction prices for similar debt. For 42 structured issues equaling approximately NOK 2 billion or 2 percent of the structured bond debt portfolio we used the fair value provided by the counterparty of each swap as the valuation system is not yet set up for these structures. The reasonableness of each value was assessed against market development of the risk factors involved.

Changes in credit spread are considered in the valuation of structured bond debt. There is no market for trading in Eksportfinans’ structured debt. There are no other available market data that can be used for valuation purposes. The spreads applied are therefore based on current spreads of similar structured bond issues close to year end. This is an unobservable input to the valuation model. Increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of structured bond debt by approximately NOK 720 million as of December 31, 2010, up from NOK 530 million as of December 31, 2009.

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

4.2 Fair value hierarchy

IFRS 7 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources that is visible to other parties in the market; unobservable inputs reflect the Company’s market assumptions, specific methodologies and model choices. These two types of input have created a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:

Securities for which unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:

Securities with inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) are classified as level 2.

Level 3:

Securities with prices or valuations that require inputs that are both significant to fair value and unobservable.

This hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuations where possible.

The assessments of which level each transaction falls into is a dynamic process.

Cash is classified as level 1 as currency rates are quoted frequently and trading volume sufficiently high to enable the Company to trade even large volumes are observable market prices.

Loans and receivables that do not trade frequent or in sufficient volumes to be classified in level 1 but where nothing but observable market data (such as interest rate levels and published spread indices) and well known discounting methods are used are classified as level 2. Loans and receivables where credit spreads at a reporting date is a function of initial over the counter negotiated spreads and subjective adjustments to input such as rating changes are classified as level 3.

Securities consist of bonds in our liquidity portfolios which are classified as level 2 as they are valued using index mappings or adjusted market prices such as median of several quotes not necessarily public obtainable.

Financial derivatives are either normal interest rate or currency swaps classified in level 2 as standard discounting of observable input is used in the valuation, or structured swaps classified as level 3 where unobservable inputs such as correlations and volatilities are used in model valuations.

The below tables set forth Eksportfinans trading assets and liabilities and other financial assets and liabilities accounted for at fair value under the fair value option. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets measured at fair value through profit or loss:

December 31, 2010

(NOK thousands)	Level 1	Level 2	Level 3	Total

Cash	5	0	0	5
Loans due from credit institutions	0	27,859,583	1,950,988	29,810,571
Loans due from customers	0	5,026,182	44,178,329	49,204,511
Securities	0	67,920,880	0	67,920,880
Financial derivatives	0	8,283,325	7,119,835	15,403,160
Other assets	0	2,952,537	0	2,952,537

Total fair value as at December 31, 2010	5	112,042,507	53,249,152	165,291,664

December 31, 2009

(NOK thousands)	Level 1	Level 2	Level 3	Total

Cash	4	0	0	4
Loans due from credit institutions	0	31,391,850	2,204,797	33,596,647
Loans due from customers	0	5,111,173	22,136,707	27,247,880
Securities	0	76,089,636	0	76,089,636
Financial derivatives	0	10,040,058	4,303,882	14,343,940
Other assets	0	2,975,755	0	2,975,755

Total fair value as at December 31, 2009	4	125,608,472	28,645,386	154,253,862

As for financial liabilities at year end deposits and commercial papers are valued using public market data and standard discounted cash flow techniques and hence classified as level 2. Unstructured bond debt such as benchmark issues are valued through a combination of discounting cash flows and using quoted credit spreads for similar securities and thus classified as level 2. Structured bond debt use unobservable inputs and model valuation and is classified as level 3. Financial derivatives on the liability side are both level 2 and 3, see discussion above for financial assets. Other liabilities are specified in note 21 and is valued using discounting techniques and observable market data. Subordinated debt and capital contribution services are valued using discounted cashflow methods but with credit spread adjustments obtained from arranger banks only. These are indicative spreads and not publicly available hence the valuation technique uses unobservable inputs.

Financial liabilities measured at fair value through profit or loss:

December 31, 2010

(NOK thousands)	Level 1	Level 2	Level 3	Total

Deposits by credit institutions	0	44,754	0	44,754
Commercial paper debt	0	3,306,532	0	3,306,532
Unstructured Bond debt	0	57,397,917	0	57,397,917
Structured Bond debt	0	0	88,843,817	88,843,817
Financial derivatives	0	4,000,066	10,247,427	14,247,493
Other liabilities	0	6,685,427	0	6,685,427
Subordinated debt	0	0	1,638,650	1,638,650
Capital contribution securities	0	0	417,128	417,128

Total fair value as at December 31, 2010	0	71,434,696	101,147,022	172,581,718

December 31, 2009

(NOK thousands)	Level 1	Level 2	Level 3	Total

Deposits by credit institutions	0	38,333	0	38,333
Commercial paper debt	0	19,107,830	0	19,107,830
Unstructured Bond debt	0	53,921,814	0	53,921,814
Structured Bond debt	0	0	84,252,808	84,252,808
Financial derivatives	0	3,742,920	11,066,857	14,809,777
Other liabilities	0	4,979,947	0	4,979,947
Subordinated debt	0	0	1,501,567	1,501,567
Capital contribution securities	0	0	419,265	419,265

Total fair value as at December 31, 2009	0	81,790,844	97,240,497	179,031,341

The movements of level 3 assets and liabilities during 2010 are shown as follows:

Financial assets measured at fair value through profit or loss based on level 3:

(NOK thousands)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total

Opening balance January 1, 2010	2,204,797	22,136,707	4,303,882	28,645,386
Total gains or losses 1)	436,497	230,782	4,626,551	5,293,831
Issues	15,078	28,423,639	0	28,438,717
Settlements	(705,384)	(6,612,799)	(1,810,598)	(9,128,781)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0

Closing balance December 31, 2010	1,950,988	44,178,329	7,119,835	53,249,152

Total gains or losses 1) for
the period in profit or loss for assets
held at the end of the reporting period	(73,536)	9,288	(455,470)	(519,718)

(NOK thousands)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total

Opening balance January 1, 2009	2,307,615	26,157,289	6,777,965	35,242,869
Total gains or losses 1)	(251,413)	(1,051,530)	1,097,211	(205,732)
Issues	215,650	12,632,390	0	12,848,040
Settlements	(67,055)	(15,601,442)	(3,571,294)	(19,239,792)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0

Closing balance December 31, 2009	2,204,797	22,136,707	4,303,882	28,645,386

Total gains or losses 1) for
the period in profit or loss for assets
held at the end of the reporting period	(116,360)	(992)	1,142,070	1,024,718

1) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

Financial liabilities measured at fair value through profit or loss based on level 3:

(NOK thousands)	Bond debt	Financial derivatives	Subordinated debt	Capital contribution securities	Total

Opening balance January 1, 2010	84,252,808	11,066,857	1,501,567	419,265	97,240,497
Total gains or losses 1)	555,091	1,450,924	137,083	(2,137)	2,140,961
Issues	45,985,071	0	0	0	45,985,071
Settlements	(41,949,153)	(2,270,354)	0	0	(44,219,507)
Transfers into Level 3	0	0	0	0	0
Transfers out of Level 3	0	0	0	0	0

Closing balance December 31, 2010	88,843,817	10,247,427	1,638,650	417,128	101,147,022

Total gains or losses 1) for
the period in profit or loss for liabilities
at the end of the reporting period	20,586,654	(19,335,968)	(117,928)	59,502	1,192,260

(NOK thousands)	Bond debt	Financial derivatives	Subordinated debt	Capital contribution securities	Total

Opening balance January 1, 2009	117,427,051	5,877,831	1,909,070	444,943	125,658,895
Total gains or losses 1)	(17,140,591)	7,333,216	(407,503)	(25,678)	(10,240,556)
Issues	47,880,395	0	0	0	47,880,395
Settlements	(63,914,047)	(2,144,190)	0	0	(66,058,237)
Transfers into Level 3	0	0	0	0	0
Transfers out of Level 3	0	0	0	0	0

Closing balance December 31, 2009	84,252,808	11,066,857	1,501,567	419,265	97,240,497

Total gains or losses 1) for
the period in profit or loss for liabilities
at the end of the reporting period	17,650,205	(18,049,469)	(127,838)	70,453	(456,649)

1) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

4.3 Measurement categories

The classes of financial instrument fall into the following measurement categories (carrying amounts in NOK thousands):

	2010				2009

FINANCIAL ASSETS	FVO1)	HFT2)	L&R3)	TOTAL	FVO1)	HFT2)	L&R3)	TOTAL

Cash	5	0	0	5	4	0	0	4
Loans due from credit institutions	29,810,571	0	13,203,375	43,013,946	33,596,647	0	30,529,461	64,126,108
Loans due from customers	49,204,511	0	35,890,887	85,095,398	27,247,880	0	39,429,251	66,677,131
Securities	18,931,194	48,989,686	0	67,920,880	29,958,901	46,130,735	0	76,089,636
Financial derivatives	0	15,403,160	0	15,403,160	0	14,343,940	0	14,343,940
Other assets	2,952,537	0	894,849	3,847,386	2,975,755	0	807,432	3,783,187

TOTAL	100,898,818	64,392,846	49,989,111	215,280,775	93,779,187	60,474,675	70,766,144	225,020,006

FINANCIAL LIABILITIES	FVO1)	HFT2)	OLB4)	TOTAL	FVO1)	HFT2)	OLB4)	TOTAL

Deposits by credit institutions	44,754	0	0	44,754	38,333	0	0	38,333
Commercial paper debt	3,306,532	0	0	3,306,532	19,107,830	0	0	19,107,830
Non-strucured bond debt	95,549,894	0	0	95,549,894	95,304,921	0	0	95,304,921
Structured bond debt	50,691,840	0	36,853,479	87,545,319	42,869,701	0	40,351,799	83,221,500
Financial derivatives	0	14,247,493	0	14,247,493	0	14,809,777	0	14,809,777
Other liabilities	6,685,427	0	489,200	7,174,627	4,979,947	0	143,943	5,123,890
Subordinated debt	1,638,650	0	0	1,638,650	1,501,567	0	0	1,501,567
Capital contribution securities	417,128	0	0	417,128	419,265	0	0	419,265
Preference share	0	0	11	11	0	0	11	11

TOTAL	158,334,225	14,247,493	37,342,690	209,924,408	164,221,564	14,809,777	40,495,753	219,527,094

1) FVO: Financial instrument at fair value through profit or loss - designated at initial recognition (fair value option)

2) HFT: Financial instrument at fair value through profit or loss - held for trading

3) L&R: Financial instrument at amortized cost - loans and receivables

4) OLB: Financial instrument at amortized cost - other liabilities

4.4 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	December 31, 2010		December 31, 2009

(NOK thousands)	Fair value	Carrying value	Fair value	Carrying value

ASSETS
Cash	5	5	4	4
Loans due from credit institutions	43,048,321	43,013,946	64,215,598	64,126,108
Loans due from customers	90,589,272	85,095,398	72,552,694	66,677,131
Securities	67,920,880	67,920,880	76,089,636	76,089,636
Financial derivatives	15,403,160	15,403,160	14,343,940	14,343,940
Other assets	3,847,386	3,847,386	3,783,187	3,783,187

LIABILITIES
Deposits by credit institutions	44,754	44,754	38,333	38,333
Commercial paper debt	3,306,532	3,306,532	19,107,830	19,107,830
Non-structured bond debt	95,549,894	95,549,894	95,304,922	95,304,922
Structured bond debt	91,505,953	87,545,319	87,218,006	83,221,500
Financial derivatives	14,247,493	14,247,493	14,809,777	14,809,777
Other liabilities	7,189,159	7,174,627	5,139,548	5,123,890
Subordinated debt	1,638,650	1,638,650	1,501,567	1,501,567
Capital contribution securities	417,128	417,128	419,265	419,265
Preference share	11	11	11	11

5 NET GAINS/(LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE

Net realized and unrealized gains/(losses) on financial instruments at fair value:

(NOK thousands)	2010	2009	2008

Securities 1)	18,029	1,776	962
Financial derivatives	(138,798)	(65,765)	72,844
Foreign currencies	4,181	(14,713)	21,846
Other financial instruments at fair value	67,413	143,062	87,213

Net realized gains/(losses)	(49,175)	64,360	182,865

Loans due from credit institutions	(40,829)	(71,414)	(215,720)
Loans due from customers	(27,794)	(4,014)	88,394
Securities 2)	183,311	1,553,715	(2,953,646)
Financial derivatives 3)	(3,672,205)	(9,916,308)	(3,649,100)
Commercial paper debt 4)	782	76,365	(82,252)
Bond debt 4)	2,997,493	4,516,472	10,465,890
Subordinated debt and capital contribution securities 4)	(1,042)	71,094	106,807
Foreign currencies	4,698	(86,759)	15,632
Other financial instruments at fair value	1,686	3,319	17,816

Net unrealized gains/(losses)	(553,900)	(3,857,530)	3,793,821

NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(603,075)	(3,793,170)	3,976,686

1) Net realized gains/(losses) on securities:

(NOK thousands)	2010	2009	2008

Securities held for trading	14,009	1,588	962
Securities designated as at fair value at initial recognition	4,020	188	0

TOTAL	18,029	1,776	962

2) Net unrealized gains/(losses) on securities:

(NOK thousands)	2010	2009	2008

Securities held for trading	30,306	776,960	(1,625,290)
Securities designated as at fair value at initial recognition	153,005	776,755	(1,328,356)

TOTAL	183,311	1,553,715	(2,953,646)

3)

The Portfolio Hedge Agreement entered into in March 2008, further described in note 13 of this report, is included with a loss of NOK 202 million in 2010, a loss of NOK 1,582 million in 2009 and a gain of NOK 2,618 million in 2008.

4)	In 2010, Eksportfinans had an unrealized gain of NOK 2,997 million (NOK 4,647 million in 2009 and NOK 10,490 million in 2008) on its own debt.

See note 30.4 for a presentation of the above tables through the eyes of management.

6 LEASES

Eksportfinans ASA leases parts of its office building to unrelated parties under operating lease contracts, with lease terms generally between five and ten years. The future minimum lease payments receivable under non-cancelable operating leases in the aggregate and for each of the following periods is shown in the table below:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Up to and including one year	6,824	6,718
From 1 year up to and including 3 years	12,164	10,941
From 3 years up to and including 5 years	10,187	7,398
After 5 years	0	1,891

TOTAL PAYMENTS RECEIVABLE	29,175	26,948

7 OTHER INCOME

(NOK thousands)	2010	2009	2008

Rental income	1,496	1,481	1,428
Rental income investment property	5,326	5,267	5,131
Services to Kommunekreditt 1)	0	2,100	12,000
Other income /(expenses) 2)	0	6,592	(36)

TOTAL	6,822	15,440	18,523

1) The income from Kommunekreditt related to management services are not eliminated by reclassification of the activities in the former subsidiary to discontinued operations as Eksportfinans during 2009 continued to provide the equivalent services to KLP Kreditt AS.

2) Includes services to KLP Kreditt AS from March to December 2009, amounting to NOK 6.3 million.

8 EMPLOYEE RETIREMENT PLAN

Eksportfinans has a defined benefit occupational scheme for all employees in the form of a pension scheme. The Company has also had a contractual pension agreement (CPA) scheme that has entitled staff to benefits from the age of 62 until they are eligible for a National Insurance pension upon reaching the age of 67. The terminated CPA scheme has been replaced by a new multi-employer scheme entering into force as of January 1, 2011. This plan is considered to be a multi-employer defined benefit plan, but is accounted for as a defined contribution plan until reliable and sufficient information is available for the Company to recognize its proportional share of pension cost, pension liabilities and pension assets. The Company’s liability is therefore not recognized as a liability as of December 31, 2010. The liability related to the former CPA scheme was recognized as such, and has been recognized as income (curtailment) in 2010, apart from the part of the liability that is related to former employees that are now retired under the scheme.

The actuarial calculations are based on the following assumptions:

(Percent)	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007

Discount rate	4.00	4.50	3.80	4.70
Expected return on plan assets	5.40	5.70	5.80	5.75
Future salary increases	4.00	4.50	4.00	4.50
Future basic amount increase	3.75	4.25	3.75	4.25
Future pension increases	2.25	2.25	2.25	2.00
Expected CPA acceptance	N/A	20.00	20.00	20.00
Demographic assumption about mortality rate *)	K2005 adj.	K2005 adj.	K2005	K2005

*) Statistical assumptions about mortality, as officially calculated in 2005.

The assumptions used when calculating the pension obligation at year-end are disclosed in the table above.

The calculation of pension expenses are based on the assumptions at the beginning of the accounting period i.e. the assumptions at year end for the preceding year.

The pension expenses consist of the following components:

(NOK thousands)	2010	2009	2008

Current service cost	14,568	13,844	13,561
Interest cost	7,772	5,664	5,848
Expected return on plan assets	(6,086)	(5,398)	(5,481)
Curtailment	(3,954)	0	0
Amortization of past service cost	3,810	211	211
Amortization of actuarial (gains)/losses	341	410	(36)
Administration cost	0	0	271
Social security tax	2,309	2,003	2,017

TOTAL PENSION EXPENSES	18,760	16,734	16,391

Pension expenses not included, related to discontinued operations	0	0	2,917

The amounts in the balance sheet are determined as follows:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Present value of funded obligations	177,290	147,549
Fair value of plan assets	116,513	101,535

Underfunded/(funded) status of funded obligations	60,777	46,014

Present value of unfunded obligations	44,887	40,924

Underfunded/(funded) status of all obligations	105,664	86,938

Unrecorded past service cost	(615)	(2,324)
Unrecorded actuarial (gains)/losses	(28,190)	(13,309)

NET PENSION LIABILITY	76,859	71,305

Pension liabilities in the balance sheet	77,932	72,302
Prepaid pension cost in the balance sheet	1,073	997

NET PENSION LIABILITY	76,859	71,305

Social security tax included	13,139	10,839

The movement in the defined benefit obligation over the year is as follows:

(NOK thousands)	2010	2009

Beginning of year	188,473	181,906
Defined obligation of discontinued operations	0	(23,381)
Current service cost, excluding social security taxes	14,568	13,844
Interest cost	7,772	5,664
Past service cost	2,101	0
Actuarial losses/(gains)	16,795	12,913
Social security tax	677	692
Benefits paid	(4,255)	(3,165)
Curtailments	(3,954)	0

OBLIGATION AT END OF YEAR	222,177	188,473

The contributions expected to be paid to the Company’s pension schemes in 2011 is NOK 10 million.

The movement in the fair value of plan assets of the year is as follows:

(NOK thousands)	2010	2009

Beginning of year	101,535	108,712
Plan assets of discontinued operations	0	(13,339)
Expected return on plan assets	6,086	5,398
Actuarial gains/(losses)	1,573	(5,367)
Employer contributions	9,474	7,409
Benefits paid	(2,155)	(1,278)

ASSETS AT END OF YEAR	116,513	101,535

Plan assets are invested as follows (according to regulatory guidelines established for life insurance companies):

(Percent)	Dec. 31, 2010	Dec. 31, 2009

Equity securities	19	14
Debt securities	62	68
Property	18	16
Other assets	1	2

TOTAL PLAN ASSETS	100	100

(Percent)	2010	2009

Actual return on plan assets	6.0	5.4

Historical development of the pension liabilities:

	December 31,

(NOK thousands)	2010	2009	2008	2007	2006

Present value of defined benefit obligations	222,177	188,473	181,906	161,525	200,563
Fair value of plan assets	116,513	101,535	108,712	115,866	156,198

Pension plan deficit/(surplus)	105,664	86,938	73,194	45,658	44,365

Unrecorded actuarial (gains)/losses and past service cost	(28,805)	(15,633)	(4,190)	7,698	(5,298)

NET RECORDED PENSION LIABILITY/(ASSET)	76,859	71,305	69,004	53,357	39,067

Actuarial losses/(gains) for the year related to obligations	16,795	12,913	(2,564)	(63,670)	2,459
Actuarial gains/(losses) for the year related to assets	1,573	(5,367)	(14,506)	(47,854)	0

9 SALARIES AND OTHER ADMINISTRATIVE EXPENSES

(NOK thousands)	2010	2009	2008

Salaries, pension expenses and social security	116,892	109,017	103,070
Administrative expenses	40,481	42,689	42,695

TOTAL	157,373	151,706	145,765

10 OTHER EXPENSES

(NOK thousands)	2010	2009	2008

Building service	5,171	4,716	4,467
Building service investment property	1,054	599	609
Other expenses	8,039	9,939	7,958

TOTAL	14,264	15,254	13,034

11 INCOME TAXES

Taxes payable:

(NOK thousands)	2010	2009	2008

Pre-tax operating
profit/(loss) from continuing operations	622,513	(2,500,891)	4,602,323
Permanent differences	982	4,135	1,010
Change in temporary differences	716,641	2,754,992	(3,757,948)

Taxable income	1,340,136	258,236	845,385

Current taxes	375,238	72,306	236,708
Change in last year’s tax provision	(60)	0	(226)
Change in deferred taxes	(200,659)	(771,398)	1,052,225

Total income taxes in income statement	174,519	(699,092)	1,288,707

Current taxes in statement of income	375,238	72,306	236,708
Withholding tax already paid	(864)	(777)	(1,116)
Taxes payable in from discontinued operations	0	1,826	(3,230)
Taxes prepaid	(776)	0	58,384

Taxes payable in balance sheet	373,598	73,355	290,745

Deferred taxes / deferred tax assets:

(NOK thousands)	2010	2009	2008

Deferred tax/(deferred tax assets) beginning of year	156,931	931,220	(79,125)
Deferred tax/(deferred tax assets)
related to discontinued operations	0	(2,892)	0

Depreciation of revaluation of property	(3,470)	(3,470)	(3,307)
Mark-to-market adjustments financial instruments	(559,098)	(3,552,178)	3,776,659
Realization of interest swaps according to tax rules	(145,801)	807,248	0
Excess book value over tax depreciation	(2,718)	(465)	(254)
Employee retirement plan	(5,554)	(6,128)	(15,150)

Change in tax-increasing temporary differences	(716,640)	(2,754,992)	3,757,948

Applied tax rate	28%	28%	28%

Tax on changes in temporary differences	(200,659)	(771,398)	1,052,226

Tax on changes in temporary
differences related to discontinued operations	0	0	(41,880)
Deferred tax/(deferred tax assets) end of year	(43,729)	156,931	931,220

Temporary differences:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Revaluation of property	128,309	131,780
Mark-to-market adjustments financial instruments	(842,846)	(283,748)
Realization of interest swaps according to tax rules	661,446	807,248
Excess book value over tax depreciation	(26,226)	(23,509)
Employee retirement plan	(76,859)	(71,305)

Total tax-increasing temporary differences	(156,176)	560,466

Tax on temporary differences	(43,729)	156,931

Reconciliation of income taxes:

(NOK thousands)	2010	2009	2008

Pre-tax operating profit/(loss)
from continuing operations	622,513	(2,500,891)	4,602,323

Tax calculated at a 28 % nominal tax rate	174,304	(700,249)	1,288,650

Income not subject to tax	0	(200)	(200)
Expenses not deductible for tax purposes	982	4,335	1,210
Other items	(214)	0	(807)

Reconciliation items	768	4,135	203

Tax effect on reconciliation items	215	1,159	57

Taxes / (tax income) in the income statement	174,519	(699,091)	1,288,707

Effective tax rate of taxes in the income statement	28.0%	28.0%	28.0%
Tax effect from reconciliation items above	0.0%	0.0%	0.0%

Tax rate after reconciliation	28.0%	28.0%	28.0%

Applicable tax rate	28.0%	28.0%	28.0%

Difference	0.0%	0.0%	0.0%

12 DISCONTINUED OPERATIONS

On May 7, 2009, Eksportfinans entered into a sale and purchase agreement with Kommunal Landspensjonskasse (KLP) for all shares in its subsidiary Kommunekreditt. The sale was finalized on June 24, 2009, while the price of the shares was agreed to be the carried value of the net assets in Kommunekreditt’s financial statements as of March 31, 2009. The only effect after March 31, 2009, is the expenses incurred related to the sale of the subsidiary.

The discontinued operations (the parts of the subsidiary that were sold) are presented separately in the statement of comprehensive income and in the cash flow statement, in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

Initially, and for a period of approximately two years from the date of the sale, the continuing operations will include lending to and interest income from the then former subsidiary. As Eksportfinans’ funding of Kommunekreditt’s operations will be continued for a period, the profit and loss figures of the parent company Eksportfinans ASA best represent the continuing operations. When Eksportfinans gradually ceases to fund Kommunekreditt, with the last down-payment by the end of 2011, the contribution to the business from the former subsidiary will decline. Pursuant to the agreement with KLP Eksportfinans also retained around NOK 11 billion of loans lent by Kommunekreditt.

Specification of the profit/(loss) for the period from the discontinued operations:

(NOK thousands)	2010	2009	2008

Net interest income	—	119,815	244,841

Net gain on sale of subsidiary / Income on investments in group companies 1)	—	(10,458)	0
Commissions and expenses related to banking services	—	5	18
Net gains/(losses) on financial instruments at fair value	—	(91,632)	(148,831)

Net other operating income	—	(102,095)	(148,849)

Total operating income	—	17,720	95,992

Salaries and other administrative expenses	—	8,680	36,464
Depreciation	—	85	382
Other expenses	—	757	1,624

Total operating expenses before impairment charges on loans	—	9,522	38,470

Pre-tax operating profit/(loss)	—	8,198	57,522

Taxes	—	7,050	16,504

Profit/(loss) for the period from discontinued operations	—	1,148	41,018

1) Decomposition of net gain on sale of subsidiary in 2009:

(NOK thousands)			Profit/(loss)

Proceeds from sale of Kommunekreditt Norge AS			869,644
Net book value of investment in Kommunekreditt Norge AS			(869,644)
Expenses related to sale of Kommunekreditt Norge AS			(10,458)

Net gain from sale of group companies before taxes			(10,458)

13 FINANCIAL DERIVATIVES

Financial derivatives are used in the risk management of the Company’s financial activities with the purpose of obtaining economic hedging. The risk elements of derivatives related to the issue of securities in the international capital markets (embedded derivatives) are covered through economic hedging transactions. Financial derivatives are also used to provide the Company’s borrowers with the required foreign currency, interest rate terms and financing structure, and to cover the interest and exchange rate risk related to financial investments. In addition, derivatives can be used to a limited extent in the trading portfolio.

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

The following overview of financial derivatives shows the nominal gross amounts and the fair value of the agreements involved:

	Dec. 31, 2010		Dec. 31, 2009

(NOK thousands)	Notional	Fair value	Notional	Fair value

Interest rate derivatives	150,501,216	1,629,300	182,037,837	2,468,880
Currency rate derivatives	85,229,693	(420,786)	144,521,292	1,536,952
Interest and currency rate derivatives	94,405,712	109,670	54,494,208	(1,570,119)
Equity derivatives	50,911,293	(1,366,694)	47,276,415	(4,282,152)
Portfolio Hedge Agreement	5,000,000	837,060	5,000,000	1,035,751
108 derivatives	44,302,879	(3,129)	45,476,829	16,976
Other financial derivatives	2,454,994	370,246	5,012,350	327,875

TOTAL	432,805,787	1,155,667	483,818,931	(465,837)

Financial derivatives assets		15,403,160		14,343,940
Financial derivatives liabilities		14,247,493		14,809,777

NET DERIVATIVES		1,155,667		(465,837)

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

Portfolio hedge agreement (PHA):

  The background for introducing a Portfolio Hedge Agreement (PHA) back in March 2008 was to mitigate the market risk in the Company’s investment portfolio. Unrealized losses in this portfolio significantly reduced the Company’s capital base. Continuing volatility in capital markets in general and risk for further deterioration of the Company’s capital base led to discussions on how to hedge the market risk in this portfolio. The Company was at the time of the opinion that the unrealized losses would reverse and that hedging in the market (e.g. through Credit Default Swaps) would be very expensive. By creating a tailor-made derivative with the majority of the owners that would offset market risk for the Company and at the same time give the owners all potential upside was seen as an optimal solution.

  The negotiated PHA agreement indemnifies the Company’s former investment portfolio (now denoted the PHA portfolio) from losses from both market risk and credit risk. The indemnification covered further losses up to NOK 5 billion, as gains or losses from inception of the agreement and until the last security matures is at the risk of the guarantor syndicate. The NOK 5 billion limit of the guarantee is in fact a put option for the syndicate in that their potential losses are capped at NOK 5 billion while they have all the potential upside. The Company pays a monthly fee of NOK 5 million for the guarantee. The market value of the PHA agreement hence consists of three parts: the market value fluctuations of the underlying portfolio, the value of the put option, the net present value of the remaining monthly fees. The portfolio market value component of the PHA agreement offsets the changes in market value of the portfolio in the statement of financial position.

  After considering the economic hedging impact of the PHA agreement, the Company is exposed to credit risk through the risk of potential defaults among syndicate members and both credit risk and market risk if the NOK 5 billion cap is reached. The default risk of syndicate members is monitored daily as part of the Company’s exposure monitoring. The probability of the PHA agreement reaching the cap of the indemnification is currently negligible. Since inception of the agreement this probability has had a maximum of approximately 0.5 percent in November 2008 where around NOK 2.7 billion of the NOK 5 billion was utilized. Currently, only NOK 1 billion of the cap is utilized. Furthermore, the portfolio is currently smaller due to maturities (no additional investments are done in the portfolio) further reducing the probability of reaching the cap.

  All of the portfolios securities are classified as level 2 and modeled using an index mapping model mapping each security’s spread change during a month to a combination of one liquidity index factor and one credit index factor. There is an ongoing discussion whether index mapping or external model based quotes is the best representation of fair value and through 2010 the Company believes the index mapping method gives the best estimate.

108 Agreement derivatives:

  The 108 Agreement is a government supported arrangement to facilitate lending to companies involved in the Norwegian export industry. It provides coverage of interest rate risk and foreign exchange risk for qualifying lending, borrowing and liquidity. The aim of the Agreement is to provide a fixed Norwegian krone based margin on qualifying OECD loans by compensating for interest rates and foreign currency differences between the lending and the funding. Settlement accounts are utilized to keep track of differences between actual amounts of lending and borrowing rates and the margin stipulated by the agreement. The net amount of settlement to be refunded by the government is included in the line item “Other assets” in the statement of financial position.

  Certain components of the 108 Agreement which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the 108 Agreement due to differences in interest rates and foreign exchange rates, meet the definition of financial derivatives in IAS 39. The following summarizes the accounting treatment for the different features of the 108 Agreement:

    The Government subsidies provided to the Company are treated as Government Grants in accordance with IAS 20. Government grants are recognized in income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis.

    Those grants relating to the variable rate borrowing meet the definition of a derivative in accordance with IAS39. On day 1, the derivative will be recorded on the balance sheet at fair value. The corresponding entry will be posted to ‘deferred revenue’ in accordance with the treatment for government grants noted above. On subsequent measurements of the derivative, the changes in its fair value will be recorded in the income statement.

    Those grants relating to fixed rate borrowings and loans and denominated in NOK currency, do not meet the definition of a derivative in accordance with IAS39.

    Grants denominated in a foreign currency meet the definition of a derivative in accordance with IAS39. The foreign currency component would not be separated from the entire agreement contract. Therefore the valuation of the derivative would include the foreign currency component plus the fixed margin relating to the fixed rate loans and borrowings. Similar to the treatment described in the second bullet point above, the initial gain would be deferred and the subsequent changes in the fair value of the derivative would be recognized in the income statement.

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

The financial derivatives as described above are used in the risk management of the Company with the purpose of obtaining economic hedging. For a quantitative analysis of the impact of these economic hedging relationships, see note 30.4.

14 LOANS DUE FROM CREDIT INSTITUTIONS AND CUSTOMERS

Loans due from credit institutions:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Cash equivalents 1)	3,932,256	4,523,484
Other bank deposits and claims on banks	469,912	3,679,982
Loans to other credit institutions, nominal amount 2)	26,289,888	26,325,312
Loan to KLP Kreditt AS, nominal amount	12,882,049	30,058,114
Accrued interest and adjustment to fair value on loans	(560,159)	(460,784)

TOTAL	43,013,946	64,126,108

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.

2) The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.

Loans due from customers:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Loans due from customers, nominal amount	84,239,760	65,818,915
Accrued interest and adjustment to fair value on loans	855,638	858,216

TOTAL	85,095,398	66,677,131

Total loans:

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Loans due from other credit institutions	26,289,889	26,325,312
Loan to KLP Kreditt AS	12,882,049	30,058,114

Loans due from credit institutions	39,171,938	56,383,426
Loans due from customers	84,239,760	65,818,915

TOTAL NOMINAL AMOUNT	123,411,698	122,202,341

See note 2.6.2.2 for a description of which loans are measured at amortized cost and which are measured as at fair value through profit or loss.

Loans by categories:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Commercial loans	88,094,670	83,374,405
Government-supported loans	35,317,028	38,827,936

TOTAL NOMINAL AMOUNT	123,411,698	122,202,341

Ships	45,376,319	36,376,587
Capital goods	31,992,041	28,346,792
Export-related and international activities *)	22,448,043	16,651,595
Loan to KLP Kreditt AS	12,882,049	30,058,114
Direct loans to Norwegian local government sector	5,718,516	5,778,227
Municipal-related loans to other credit institutions	4,943,000	4,943,000
Loans to employees	51,730	48,026

TOTAL NOMINAL AMOUNT	123,411,698	122,202,341

Amount included that is
expected to be settled after more than twelve months	98,000,552	95,629,250

*)	Export-related and international activities consist of loans to the following categories of borrowers:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Banking and finance	7,263,680	8,260,042
Real estate management	5,775,762	5,237,282
Consumer goods	4,757,279	3,051,932
Oil and gas	2,935,219	25,273
Renewable energy	1,425,110	0
Aviation and shipping	263,538	39,715
Aluminum, chemicals and minerals	2,762	7,513
Engineering and construction	342	1,011
Other categories	24,351	28,827

TOTAL NOMINAL AMOUNT	22,448,043	16,651,595

15 INTANGIBLE ASSETS

The Company’s intangible assets consist mainly of software systems.

(NOK thousands)	Internally generated	Other intangible assets	Total

Book value at Jan. 1, 2009	7,336	19,489	26,825
Additions during the year	1,055	6,862	7,917
Depreciation during the year	1,915	6,854	8,769

Book value at Dec. 31, 2009	6,476	19,497	25,973

Cost at Dec. 31, 2009	14,286	82,255	96,541
Total accumulated depreciation at Dec. 31, 2009	7,810	62,758	70,568

Book value at Dec. 31, 2009	6,476	19,497	25,973

Book value at Jan. 1, 2010	6,476	19,497	25,973
Additions during the year	500	3,141	3,641
Depreciation during the year	2,157	7,248	9,405

Book value at Dec. 31, 2010	4,819	15,390	20,209

Cost at Dec. 31, 2010	14,786	79,430	94,216
Total accumulated depreciation at Dec. 31, 2010	9,967	64,040	74,007

Book value at Dec. 31, 2010	4,819	15,390	20,209

Useful life	3-7 years	3-7 years	3-7 years
Depreciation rates	14-33%	14-33%	14-33%

Depreciation of intangible assets is included in the line item ‘Depreciation’ in the statement of comprehensive income.

16 PROPERTY, EQUIPMENT AND INVESTMENT PROPERTY

(NOK thousands)	Equipment	Buildings and land at own use	Investment property	Total

Book value at Jan. 1, 2009	11,689	131,968	73,765	217,422
Additions during the year	3,295	417	0	3,712
Disposals during the year	366	0	0	366
Impairment / (reversal of impairment)	0	0	0	0
Depreciation during the year	3,313	5,146	3,153	11,612
Disposals during the year: sale of subsidiary	1,336	0	0	1,336

Book value at Dec. 31, 2009	9,969	127,239	70,612	207,820

Cost at Dec. 31, 2009	84,674	144,939	81,460	311,073
Total accumulated depreciation at Dec. 31, 2009	74,705	17,700	10,848	103,253

Book value at Dec. 31, 2009	9,969	127,239	70,612	207,820

Book value at Jan. 1, 2010	9,969	127,239	70,612	207,820
Additions during the year	2,353	5,071	3,108	10,532
Disposals during the year	4	0	0	4
Depreciation during the year	3,125	6,517	3,994	13,636

Book value at Dec. 31, 2010	9,193	125,793	69,726	204,712

Cost at Dec. 31, 2010	87,023	150,010	84,568	321,601
Total accumulated depreciation at Dec. 31, 2010	77,830	24,217	14,842	116,889

Book value at Dec. 31, 2010	9,193	125,793	69,726	204,712

Useful life	3-7 years *)	10-67 years	10-67 years
Depreciation rates	14-33%	0-10%	1.5-10%

*) Equipment includes art with NOK 1,939 thousand at December 31, 2009 and NOK 2,032 thousand at December 31, 2010. Art is not depreciated.

Income and expenses related to the investment property are specified in note 7 and 10 respectively.

The fair value of the investment property at the balance sheet date is estimated to approximately NOK 157 million. This is based on estimates prepared by a qualified, independent valuer as of December 31, 2008, NOK 157 million, and updated by the Company by the use of publicly available industry indices (OPAK) as of December 31, 2010.

17 OTHER ASSETS

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Settlement account 108 Agreement	887,426	799,682
Cash collateral	2,952,537	2,975,755
Other	7,423	7,850

TOTAL	3,847,386	3,783,287

18 BORROWINGS THROUGH THE ISSUE OF SECURITIES

Eksportfinans’ long term funding strategy is to be a frequent and diversified issuer in terms of markets and investors. The Company funds itself through the issuance of bond debt and commercial paper in the international capital markets. Bond debt is primarily issued off the company’s Euro Medium Term Note Programme as well as its US Medium Term Note Program. Commercial paper is issued using the company’s US Commercial Paper Program as well as its Euro Commercial Paper Program.

The company issues public benchmark bonds (primarily in USD) as well as smaller medium term notes / private placements. Public benchmark bonds are driven by the Company and are designed to manage the company’s liquidity position in terms of size and maturity. Medium term notes / private placements are generally issued on an investor reverse enquiry basis and tend to be smaller and shorter in maturity by nature and in a number of currencies. These bonds range from being plain vanilla to having a structured coupon and / or redemption amount. The type of structure is dictated by the investor and can be issued by the Company providing it meets with internal approval and risk systems. All funding transactions are arranged by dealers from the Company’s debt issuance programs; the Company does not arrange any of its own bond issues and does not discuss terms directly with investors on specific transactions.

All bond debt issuance is swapped back into Libor in one of the company’s base currencies; US Dollar, Euro or Norwegian Kroner. The Company does not take market views through its bond debt issuance and hedges itself against market risk on a trade by trade basis.

The Company issues debt in accordance with demand on the lending side of the business and communicates an expected annual issuance size at the beginning of each calendar year. Total new funding in 2010 amounted to NOK 72.2 billion through 721 individual bond issues compared to NOK 69.3 billion and 1023 issues in 2009. A continuous programme of investor and arranger marketing is carried out by the funding team in order to thoroughly explain the Company’s credit.

Commercial paper is primarily used for bridge financing as and when required.

Outstanding amounts and interest rates related to bond debt and commercial paper debt:

(NOK thousands)	2010	2009

Amount outstanding at year-end	186,401,745	197,634,252
Maximum amount outstanding	216,261,044	246,368,873
Average amount outstanding	205,568,061	216,705,666
Average interest rate	2.47%	2.97%

Structure composition of bond debt and commercial paper debt:

(NOK thousands)	2010	2009

Non-structured	98,856,426	114,412,734
Equity linked	43,605,918	39,996,106
Foreign exchange linked	26,159,771	25,857,202
Commodity linked	2,342,445	3,398,547
Other structures	15,437,185	13,969,663

TOTAL	186,401,745	197,634,252

19 LOANS TO ELECTED OFFICERS

No loans have been provided to any elected officers, except for loans to the employees’ representatives, which are included in loans to employees in note 14.

No loans have been provided to companies in which Eksportfinans’ board members, members of the control committee or chairman of the council of representatives are board members as of December 31, 2010.

Bank deposits are not defined as loans. These loans are granted as loans at ordinary terms to customers.

20 PROVISIONS

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Pensions	77,932	72,302
Salaries and social security	17,964	16,687

TOTAL	95,896	88,989

21 OTHER LIABILITIES

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Grants to mixed credits	333,179	308,771
Cash collateral	6,448,707	4,785,833
Interim bank liability	176,634	0
Other short-term liabilities *)	216,107	29,286

TOTAL	7,174,627	5,123,890

*)	Dividends on preference share capital is included.

22 SUBORDINATED DEBT

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

JPY 15 billion, 4.80%, due 2015	1,225,774	1,093,313
USD 60 million, 0.47%, due 2016	330,301	326,603
USD 15 million, 0.46%, due 2016	82,575	81,651

TOTAL	1,638,650	1,501,567

Under swap agreements that have been arranged for the loans, the Company’s interest obligation is at a variable rate in USD. The conditions comply with the requirements of Finanstilsynet (the Norwegian Financial Supervisory Authority) for additional capital.

23 CAPITAL CONTRIBUTION SECURITIES

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

24 SHAREHOLDERS

At the end of 2010, Eksportfinans ASA had a share capital of NOK 2,771,097 thousand, divided into 263,914 authorized shares of nominal value NOK 10,500. In addition, the Company has issued one preference share with the same nominal value. All shares are fully paid.

	December 31, 2010		December 31, 2009

	Number of shares	Ownership percentage	Number of shares	Ownership percentage

DnB NOR Bank ASA	105,557	40.00	105,557	40.00
Nordea Bank Norge ASA	61,246	23.21	61,246	23.21
The Norwegian State, the Ministry of Trade and Industry	39,588	15.00	39,588	15.00
Danske Bank A/S	21,348	8.09	21,348	8.09
Sparebanken Øst	12,787	4.84	12,787	4.84
Sparebanken Møre	3,551	1.35	3,551	1.35
Sparebanken Hedmark	3,499	1.33	3,499	1.33
Sparebanken Sør	3,497	1.32	3,497	1.32
Sparebanken Sogn og Fjordane	3,478	1.31	3,478	1.31
Sparebanken Vest	2,638	1.00	2,638	1.00
SpareBank 1 SMN	1,857	0.70	1,857	0.70
Voss Veksel og Landmandsbank ASA	1,050	0.40	1,050	0.40
Fana Sparebank	943	0.36	943	0.36
Handelsbanken	563	0.21	563	0.21
Sparebanken Pluss	529	0.20	529	0.20
Helgeland Sparebank	377	0.14	377	0.14
SpareBank 1 Volda Ørsta	296	0.11	296	0.11
SpareBank 1 Ringerike	235	0.09	235	0.09
SpareBank 1 Modum	188	0.07	188	0.07
SpareBank 1 Buskerud-Vestfold	188	0.07	188	0.07
SpareBank 1 Nøtterøy-Tønsberg	174	0.06	174	0.06
Haugesund Sparebank	94	0.04	94	0.04
SpareBank 1 Gran	94	0.04	94	0.04
BNP Paribas, Oslo Branch	83	0.03	83	0.03
SpareBank 1 Halden	38	0.02	38	0.02
Skudenes & Aakra Sparebank	17	0.01	17	0.01

TOTAL	263,915	100	263,915	100

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

25 RESERVES WITHIN EQUITY

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

26 CAPITAL MANAGEMENT

The primary objectives of the Company’s capital management are to have a sound capital base and to ensure the Company’s high credit rating from the international rating agencies and compliance with externally imposed capital requirements, in order to support its business and to provide returns for shareholders and benefits for other stakeholders.

Eksportfinans maintains an actively managed capital base to cover risks inherent in the business. The adequacy of Eksportfinans capital is monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking supervision (‘BIS rules/ratios’) and adopted by “Finanstilsynet”, the financial supervisory authority of Norway.

Capital adequacy is rising and currently above the internally set core capital adequacy objective of 10 percent. The Company has through the year had stable and high access to funding and has neither needed to draw on committed repo lines nor the borrowing facility entered into with the Norwegian Government.

Dividend is determined with the aim to ensure an adequate level of growth and profitability for Eksportfinans as well as a satisfactory return for the shareholders. On February 28, 2011, the Board proposed a dividend of NOK 500 million related to the fiscal year 2010. Although still a part of equity in the balance sheet as of December 31, 2010, the dividend is included as a deduction from the core capital in the calculations below, in accordance with Norwegian capital adequacy regulations.

Through the ICAAP-process, the board has decided that the company should aim for a regulatory core capital of 10 percent. The general minimum core capital requirement, according to the Norwegian capital adequacy regulations, is 4 percent. The minimum total risk capital requirement is 8 percent. The add on up to 10 percent takes internal capital adequacy assessments of key perceived risk factors for the Company as well as future changes in regulations into account.

During the past year, Eksportfinans has complied with all its statutory capital requirements.

Risk capital:

(NOK thousands and as percentage of risk-weighted assets and off-balance)

	Dec. 31, 2010		Dec. 31, 2009

Share capital	2,771,097		2,771,097
Share premium reserve	176,586		176,586
Reserve for unrealized gains	70,551		403,095
Other equity	2,137,289		2,056,751

Total equity	5,155,523		5,407,529

Declared dividends	500,000		700,000
Capital contribution securities	453,400		465,850
Deductions	1,037,678		1,358,208
Additions	5,959		4,124

Total core capital:	4,077,204	12.7%	3,819,295	9.7%

Subordinated debt	1,518,510		1,371,773
Capital contribution securities not included in core capital	0		0
Deductions	0		0
Additions	46,097		46,097

Additional capital:	1,564,607	4.9%	1,417,870	3.6%

Total risk capital	5,641,811	17.6%	5,237,165	13.3%

Risk-weighted balance sheet and off-balance sheet items:

(NOK thousands)	Dec. 31, 2010		Dec. 31, 2009

	Book value	Weighted value	Book value	Weighted value

Loans due from credit institutions	43,013,946	8,602,789	64,126,108	12,825,222
Loans due from customers	85,095,398	9,007,538	66,677,131	8,151,892
Securities	67,920,880	8,884,743	76,089,636	11,580,863
of which held for trading	49,243,562	5,228,236	46,130,740	5,752,071
Financial derivatives	15,403,160	2,344,376	14,343,940	2,599,070
Other assets	4,116,041	209,468	4,017,084	806,672

Total assets on balance	215,549,425	29,048,915	225,253,899	35,963,718

Off-balance sheet items		358,333		465,232
Operational risk		2,577,477		2,689,000
Foreign currency exchange risk		0		162,129

Total risk-weighted assets		31,984,725		39,280,079

27 CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Cash	5	4
Balances with Norwegian banks	77,277	95,749
Balances with foreign banks	1,813,258	1,277,628
Bank deposits with maturity less than three months	2,041,721	3,150,103

TOTAL CASH AND CASH EQUIVALENTS	3,932,261	4,523,484

The amounts are included in the balance sheet line item ‘Loans due from credit institutions’.

28 FINANCIAL RISK MANAGEMENT

Risk management structure

Eksportfinans seeks to monitor and control risk exposure through a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems. In addition, a number of committees are responsible for monitoring risk exposures and have general oversight of the Company’s risk management process as described further below. The Board of Directors (“the Board”) has developed guidelines for loans to the export lending industry, liquidity management, funding, interest rate exposure, currency risk exposure, liquidity risk and credit exposure for the Company.

Organization

The Director of Risk Management reports directly to the Company’s CEO. Risk Management has responsibility for conducting company-wide compliance such as counterparty credit quality checks and risk limit checks against guidelines, as well as risk pricing, asset and liability projections, sensitivity analysis and mark to market calculations for external reporting.

The team responsible for the day-to-day management of market risk is referred to as the internal bank and is located under capital markets, independent of the Risk Management Group overseeing risk. The internal bank has the operative responsibility of the main hedging activities in the market as well as controlling the liquidity by monitoring short term borrowing programs, asset liability gaps, maturity gaps, market conditions and market projections. In addition to the day to day work of the Risk Management Group the Company has four risk committees.

Committees overseeing the risk:

  The Group of Managing Directors

  The Credit Committee

  The Asset and Liability Committee

  The Product Approval Committee

29 CREDIT RISK

Credit risk represents the loss that Eksportfinans would incur if one or several counterparties or issuers of securities or other instruments that the Company holds, fail to perform under their contractual obligations to Eksportfinans, or upon a deterioration of credit quality of the third parties whose securities or other instruments, including over-the-counter (OTC) derivatives that Eksportfinans holds.

Credit risk arises from lending transactions, financial investments and derivative transactions. Most export loans are fully credit enhanced, normally with guarantees from financial institutions or governments.

Eksportfinans relies on domicile country as well as credit ratings and analyses from the major rating agencies (FitchRatings, Moody’s Investor Services and Standard & Poor’s) to monitor the credit quality of all guarantors and credit counterparties in the financial investments and derivatives portfolios. (As from December 2010 Eksportfinans chose to discontinue its subscription of ratings from FitchRatings and will going forward be rated by Moody’s and Standard & Poor’s only). If a counterparty has no rating from the three international agencies the Company uses internal ratings published by the Company’s main owner banks for some Norwegian, Swedish, Danish and Finnish counterparties. These “shadow ratings” are well known and widely used in the market by other institutions. Reports are provided regularly to senior management and the Board. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other forms of support for the loans.

The following table presents loans by type of security/exposure:

(Percent)	Dec. 31, 2010	Dec. 31, 2009

Government guarantees	32.2	21.6
Loans to and guarantees from Norwegian local authorities	1.7	1.7

Public sector borrowers/guarantors	33.9	23.3
Guarantees from Norwegian banks	31.1	28.2
Loans to Norwegian banks	20.3	35.4
Guarantees from banks in OECD countries	14.4	12.8
Other	0.3	0.3

TOTAL	100.0	100.0

Total nominal amount in NOK thousands (from note 14)	123,411,698	122,202,341

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

Guarantees issued by GIEK or insurance companies cover political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The terms of guarantees issued by the Guarantee Institute generally provide that claims under the guarantees are payable six months from the date of the borrower’s default.

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

The portfolio of securities consists mainly of money market instruments, certificates of deposit, bank deposits, senior bank obligations and triple-A rated asset backed securities (ABSs). The Company’s portfolio of derivative transactions consists of interest rate swaps and currency swaps as well as structured swaps to swap the structured market risk exposure only from structured funding to plain floating interest risk. All swaps are done with financial institutions with high credit ratings. Eksportfinans has no and has had no investments in any sub-prime securities.

29.1 Credit risk measurement

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

The Company has had no credit derivative contracts since July 2007 except abovementioned structured swaps which offsets credit linked structured coupon in structured bond issues. Those swaps and bonds in sum hence do not expose the Company to credit linked risk.

Counterparty exposures are subject to an annual credit assessment. The exposure is mostly towards the OECD (Organization for Economic Cooperation and Development) area, mainly related to Norwegian and European counterparties. The largest counterparties as per year end are KLP (as Eksportfinans provides funding to the daughter company Kommunekreditt which was acquired from Eksportfinans), The Kingdom of Norway (through GIEK), and DnB NOR Bank. The exposure to KLP to fund Kommunekreditts loans has municipality loans as irrevocable guarantees, hence the counterparty risk is lower than for a direct exposure to Norwegian municipalities. The Company has also extended some payment guarantees to support the Norwegian export industry, see note 31.3.

29.2 Risk limit control and mitigation policies

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

Eksportfinans has CSA agreements with around 50 different counterparties as of December 31, 2010 about the same as of December 31, 2009. Among 60 percent of the CSA’s have daily collateral exchange. Eksportfinans accepts only cash as collateral. As of December 31, 2010, 90 percent of total number of derivative transactions and 87 percent of total derivative exposure are covered under CSA agreements.

The following table shows posted and received collateral from these agreements:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Posted	2,952,537	2,975,755
Received	6,448,707	4,785,737

NET AMOUNT	(3,496,170)	(1,809,982)

29.3 Maximum credit risk exposure

Eksportfinans monitors its maximum exposure by excluding collateral or other credit enhancements. The table below displays this maximum exposure as of December 31:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Loans due from credit institutions	29,810,576	33,596,652
Loans due from customers	49,256,241	27,295,907
Loans at amortized cost	49,042,532	69,910,685
Securities	67,920,880	76,089,636
Financial derivatives 1)	15,403,160	14,343,940
Other assets	3,847,386	3,783,187

1) Represent financial derivatives with positive mark-to-market values, netting effect is not included.

Cash collateral received related to the credit exposure for financial derivatives is specified in note 29.2. Credit enhancements for securities exist in the form of the indemnification agreement (Portfolio Hedge Agreement – PHA) described in note 13. Credit quality of securities and loans are described in note 29.5.

Exposures related to payment guarantees and loan commitments are disclosed in note 31.3.

29.4 Loans past due or impaired

Due from credit institutions:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Interest and principal instalment 1-30 days past due	0	0
Not matured principal on loans with payments 1-30 days past due	0	0

Interest and principal instalment 31-90 days past due	0	0
Not matured principal on loans with payments 31-90 days past due	0	0

Interest and principal instalment more than 90 days past due	493,127	408,500
Not matured principal on loans with payments more than 90 days past due	0	0

TOTAL LOANS THAT ARE PAST DUE	493,127	408,500

Relevant collateral or guarantees received	0	0

Estimated impairments on loans measured at amortized cost	0	0

Due from customers:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Interest and principal instalment 1-30 days past due	30,306	4,829
Not matured principal on loans with payments 1-30 days past due	608,492	11,886

Interest and principal instalment 31-90 days past due	27,886	6,882
Not matured principal on loans with payments 31-90 days past due	199,454	47,289

Interest and principal instalment more than 90 days past due	17,441	7,955
Not matured principal on loans with payments more than 90 days past due	452,549	58,414

TOTAL LOANS THAT ARE PAST DUE	1,336,128	137,255

Relevant collateral or guarantees received	1,336,128	137,255

Estimated impairments on loans measured at amortized cost	0	0

1) NOK 493,127 thousand as of December 31, 2010 and NOK 408,500 thousand as of December 31, 2009 relates to direct exposure towards Icelandic banks, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. The fair value of these loans recognized in the balance sheet was NOK 136,103 thousand as of December 31, 2010 and NOK 98,040 thousand as of December 2009.

The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’. Apart from the fair value adjustments already recognized in the statement of comprehensive income, related to the exposure towards the Icelandic banks discussed above, the Company considers all other receivables to be secured in a satisfactory manner. For these transactions, amounting to NOK 1,336,128 thousand, the Norwegian Government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 78 percent of the amounts in default. The remaining 22 percent are guaranteed by private banks, most of them operating in Norway. Claims have already been submitted in accordance with the guarantees.

29.5 Credit quality of securities and loans

Credit quality of securities

The tables below show the credit quality of debt securities, treasury bills and equivalents by rating agency designation, based on Standard & Poor’s, or their equivalent, credit rating of the issuers:

	December 31, 2010

	Treasury bills
(NOK thousands)	or equivalent	Trading securities*	Other securities	Total amount	Total in %

AAA	7,704,517	18,269,025		25,973,542	38%
AA+ to AA-	59,854	5,825,066	3,047,403	8,932,323	13%
A+ to A-	894,873	13,898,625	10,680,005	25,473,503	38%
Lower than A-	227,390	555,469	4,215,905	4,998,764	7%
No international rating		1,808,743	734,005	2,542,748	4%

TOTAL	8,886,634	40,356,928	18,677,318	67,920,880	100%

	December 31, 2009

	Treasury bills
(NOK thousands)	or equivalent	Trading securities*	Other securities	Total amount	Total in %

AAA	10,108,759	18,833,612	1,070,893	30,013,264	39%
AA+ to AA-	742,726	5,428,232	6,774,373	12,945,331	17%
A+ to A-	1,060,430	10,238,099	14,048,028	25,346,557	33%
Lower than A-	0	614,649	3,741,991	4,356,640	6%
No international rating	0	0	3,427,844	3,427,844	5%

TOTAL	11,911,915	35,114,592	29,063,129	76,089,636	100%

*Trading securities is not the same as the Company’s trading portfolio, as the trading portfolio may include treasury bills or other equivalents. Other securities consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated asset-backed securities and some bonds issued by unrated Danish and Norwegian savings banks. One single Treasury bill is rated lower than A-. This paper is guaranteed by the Irish Government (Baa1/A/BBB+) and will mature in April 2011. Trading securities without international rating are issued by Danish and Norwegian savings banks. Trading securities with rating lower than A- and other securities with lower rating than A-/no international rating are all included in the PHA agreement. The issuers of securities or deposit-taking institutions are selected according to the same credit criteria as guarantors for loans.

Securities that are expected to be settled after more than twelve months from the balance sheet date amount to NOK 35,357 million as of December 31, 2010 (NOK 56,736 million as of December 31, 2009).

Credit quality of loans

Credit quality of loans, based on credit rating of the guarantors:

	December 31, 2010

(NOK thousands)	Export lending Exposure	Municipal lending Exposure	Other* Exposure	Total amount	Total in %

AAA	40,851,988	14,819,220	0	55,671,208	43%
AA+ to AA-	7,677,655	2,900,000	1,856,526	12,434,181	10%
A+ to A-	45,989,317	3,316,500	2,177,297	51,483,114	40%
Lower than A-	357,621	250,000	0	607,621	0%
No international rating	5,235,301	2,257,845	420,078	7,913,225	6%

TOTAL	100,111,882	23,543,565	4,453,901	128,109,349	100%

*Includes depo and employee loans.

	December 31, 2009

(NOK thousands)	Export lending Exposure	Municipal lending Exposure	Other* Exposure	Total amount	Total in %

AAA	27,452,792	32,203,393	5,073,156	64,729,341	49%
AA+ to AA-	4,600,463	2,886,337	1,155,340	8,642,139	7%
A+ to A-	40,875,463	2,203,001	2,221,758	45,300,222	35%
Lower than A-	2,058,961	246,845	0	2,305,806	2%
No international rating	6,608,390	3,169,314	48,026	9,825,730	8%

TOTAL	81,596,068	40,708,890	8,498,279	130,803,238	100%

*Includes depo and employee loans.

29.6 Concentration of credit risk

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

29.7 Effects from credit spread changes

The amount of change, during the period and cumulatively, in the fair value that is attributable to changes in the credit risk of the financial assets and liabilities, is determined by multiplying the sensitivity of the instrument to credit spreads by the change in credit spread since inception. The credit sensitivity is calculated in the main trading system by altering discount curves by one basis point. The credit spread sensitivity is increasing in time to maturity. Credit spreads are obtained from the market, see note 4, and the instrument sensitivities are estimated based on observable market data input.

Loans as at fair value through profit and loss:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Maximum exposure to credit risk of loans and receivables	79,066,817	60,892,559

Change during the period
in fair value of loans and receivables attributable to changes in credit spread	(100,228)	463,918
Accumulated change
in fair value of loans and receivables attributable to changes in credit spread	(592,305)	(492,077)

Financial liabilities as at fair value through profit and loss:

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Amount contractually required to pay at maturity	158,006,771	167,281,592
Accrued interest	130,904	163,619
Adjustments to fair value	14,444,043	11,586,131

Carrying amount of the financial liabilities at fair value	172,581,718	179,031,342

Change during the period in fair value of financial liabilities attributable to changes in credit spread	497,985	3,529,784
Accumulated change in fair value of financial liabilities attributable to changes in credit spread	(1,248,908)	(1,746,893)

The credit spread effects are related to the fair value of the asset or liability in the balance sheet. A negative figure in the liabilities table therefore means that the credit spread effect reduces the value of the liability, consequently making a positive effect in the statement of comprehensive income.

30 MARKET RISK

Market risk is the risk of loss due to an adverse move in the market value of an asset, a liability or a derivative contract. For Eksportfinans the market value of the net positions will primarily depend on general interest rates, specific interest rates and exchange rates. General interest rate risk such as a movement in the USD Libor rate is controlled daily by set limits. Specific interest rate risk, credit spread risk, is the main component of market risk. The PHA agreement was established to hedge the market risk in the PHA portfolio. Besides the PHA agreement the Company does not hedge credit spreads on a perfect basis however credit spread risks is on portfolio basis limited by stop loss limits and covenants on guarantor rating.

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

30.1 Market risk measurement techniques

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

30.2 Foreign exchange risk

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

The tables below set forth a summary of Eksportfinans’ total exposure to currencies other than NOK:

(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position1)	Amount of net position covered by 108 Agreement items

December 31, 2010

CAD	(1,259,065)	1,260,165	1,100	159
JPY	(70,476,336)	70,476,755	419	305
SEK	(301,329)	301,567	238	0
EUR	21,708,437	(21,687,825)	20,612	16,089
DKK	5,621,804	(5,632,362)	(10,558)	194
USD	(28,436,386)	28,397,660	(38,726)	(78,322)
Other currencies	(11,879,535)	11,878,008	(1,527)	1,484

TOTAL	(85,022,410)	84,993,968	(28,442)	(60,091)

December 31, 2009

CAD	(871,667)	872,188	521	149
JPY	(70,241,907)	70,242,084	177	339
SEK	663,350	(662,919)	431	0
EUR	8,714,850	(8,697,277)	17,573	10,379
DKK	12,494,090	(12,492,470)	1,620	205
USD	(24,113,841)	23,971,880	(141,961)	(145,605)
Other currencies	(20,546,793)	20,529,827	(16,966)	1,145

TOTAL	(93,901,918)	93,763,313	(138,605)	(133,388)

1) Net position includes amounts covered by the 108 Agreement.

Eksportfinans has set currency risk limits and does currency hedging according to these. The set currency limits exclude currency exposure from subsidized lending (the 108 Agreement), as the Government assumes this risk. Currency exposure from subsidized lending is adjusted after regular meetings with the Government, and adjustments may be less frequent than for the Company’s residual currency risk management. The below tables show currency exposure through 2009 and 2010, including peaks, and excluding the exposure from subsidized lending and for liabilities in contracts covering leases and maintenance. These exposures constitutes what we manage currency risk relative to, and as described do not equal the above tables for total currency positions.

Currency exposure:

(NOK thousands)	EUR	USD	Other currencies	Total

As of December 31, 2010	5,675	39,721	(12,471)	32,925

Maximum through 2010 2)	20,582	39,721	1,881	62,184
Minimum through 2010 2)	5,675	(8,745)	(20,949)	(24,019)
Average through 2010	9,782	14,744	(10,662)	13,864

As of December 31, 2009	7,239	3,645	(16,056)	(5,172)

Maximum through 2009 2)	20,034	165,968	(12,866)	130,141
Minimum through 2009 2)	(21,193)	3,645	(30,862)	(14,962)
Average through 2009	3,480	48,157	(23,977)	27,661

As of December 31, 2008	59,598	156,886	(18,634)	197,850

2) The maximum and minimum exposures in general do not occur on the same date for different currencies.

The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged.

The profit and loss effect on Eksportfinans’ balance sheet as of December 31, 2010 due to an adverse change of 10 percent in foreign currency exchange rates is estimated to be NOK 3.2 million compared to NOK 0.5 million as of December 31, 2009. Annualized fluctuation in EURNOK and USDNOK based on 95 percent confidence interval of daily changes through 2010 are 13 percent and 23 percent respectively, compared to 29 percent and 19 percent through 2009.

30.3 Interest rate risk

Eksportfinans’ guidelines with respect to interest rate risk include limits on interest rate exposure for market-based activities.

Interest rate risk is managed by a separate risk management function and reported regularly to the Group of Managing Directors and to the Board. The Board sets the permitted level of interest rate exposure.

The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The interest rate exposure as of December 31, 2010 is negative NOK 167 thousand. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, actual interest rate exposure may be different since the estimates do not account for covariance between the selected interest points. The below table shows interest rate risk of exposure with up to one year of maturity as this is the subportfolio that are daily hedged. Earlier annual reports have shown all exposure also for exposure without strict limits and hedging routines and are hence not directly comparable.

Interest rate exposure from a 1 basis point shift of interest rate curves):

(NOK thousands)	NOK	EUR	USD	Other currencies	Total

As of December 31, 2010	(84)	(6)	(70)	(7)	(167)

Maximum through 2010 1)	4	76	12	40	(46)
Minimum through 2010 1)	(135)	(67)	(82)	(94)	(293)
Average through 2010	(71)	(20)	(31)	1	(131)

As of December 31, 2009	(131)	(40)	70	(191)	(292)

Maximum through 2009 1)	(11)	54	80	220	(40)
Minimum through 2009 1)	(265)	(153)	(73)	(232)	(322)
Average through 2009	(150)	(32)	27	(55)	(210)

As of December 31, 2008	(132)	(14)	(16)	(24)	(186)

1) The maximum and minimum exposure in general does not occur on the same date for different currencies.

Eksportfinans considers changes of interest rates of 15 basis points over a period equal to the expected maximum time before the Company will be able to hedge exposure to be reasonably possible as of December 31, 2010 (24 basis points as of December 31, 2009). The effect on profit and loss from such changes in interest rates is shown below:

				Other currencies
(NOK thousands)	NOK	EUR	USD		Total

As of December 31, 2010	(1,220)	(94)	(1,021)	(104)	(2,439)
As of December 31, 2009	(12,543)	(3,827)	6,691	(18,358)	(28,037)

Credit spread risk

We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Isolated for the securities portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 12 million as of December 31, 2010, compared to NOK 16 million as of December 31, 2009. Annualized fluctuation of credit spread in securities portfolio based on 95 percent confidence interval of monthly changes through 2010 is 42 basis points. Through 2009, 95 percent of the annualized monthly spread changes was 55 basis points.

30.4 Effects from economic hedging

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

Net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges:

(NOK thousands)	2010	2009	2008

Securities 1)	(41,971)	(58,224)	(41,779)
Foreign currencies	4,181	(14,713)	21,846
Other financial instruments at fair value 1)	(11,385)	137,298	202,798

Net realized gains/(losses)	(49,175)	64,361	182,865

Loans and receivables1)	(89,018)	(48,512)	(609,963)
Securities1)	(61,868)	99,438	(600,597)
Commercial paper debt 1)2)3)	1,225	74,694	(78,235)
Bond debt 1)2)3)	(392,753)	(3,917,868)	4,882,813
Subordinated debt and capital contribution securities 1)2)3)	2,243	1,122	166,347
Foreign currencies	4,698	(86,759)	15,632
Other financial instruments at fair value1)	1,678	8,881	(21,058)

Net unrealized gains/(losses)	(533,795)	(3,869,004)	3,754,939

Financial derivatives related to 108 Agreement 4)	(20,105)	11,473	38,881

NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(603,075)	(3,793,170)	3,976,685

1)	Including financial derivatives with purpose of economic hedging

2)	Accumulated net gain on own debt is NOK 1.4 billion as of December 31, 2010, compared to NOK 1.8 billion as of December 31, 2009, and NOK 5.6 billion as of December 31, 2008.

3)	In the year of 2010, Eksportfinans had an unrealized loss of NOK 390 million (loss of NOK 3.842 million in 2009 and gain of NOK 4,970 million in 2008) on its own debt, net of derivatives.

4)

Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Net realized and unrealized gains/ (losses) on securities:

(NOK thousands)	2010	2009	2008

Net realized gains/(losses) on securities1)	(41,971)	(58,224)	(41,779)
Net unrealized gains/(losses) on securities1)	(61,868)	99,438	(600,597)

TOTAL	(103,839)	41,214	(642,376)

1) Including financial derivatives with purpose of economic hedging

(NOK thousands)	2010	2009	2008

Securities not hedged by PHA1)	28,232	15,554	(32,062)
Securities hedged by PHA1)	70,149	1,607,765	(3,228,169)
Portfolio Hedge Agreement (PHA)	(202,220)	(1,582,105)	2,617,855

TOTAL	(103,839)	41,214	(642,376)

1) Including financial derivatives with purpose of economic hedging

See note 13 for a description of the Portfolio Hedge Agreement (PHA).

31 LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk can arise from call and trigger features in the structured funding portfolio that have unknown maturity dates, constituting approximately 43 percent of the Company’s total funding (securities issued). This uncertainty is generally benign, as the number of different structures is high and the risk factors determining actual (and unknown) maturities are well diversified. Liquidity risk can also arise from prepayment options in asset backed securities (the asset backed securities portfolio makes up approximately 46 percent of the liquidity portfolio that is covered by the Portfolio Hedge Agreement (PHA), whereas the PHA portfolio is approximately 17 percent of total assets).

31.1 Liquidity risk management process

Risk associated with insufficient access to liquidity is managed by operating several diversified short-term and long-term borrowing programs that provide access to the funding markets. In addition, Eksportfinans holds a securities portfolio that consists of a liquidity reserve portfolio and the PHA portfolio. As of December 31, 2010 the two portfolios had market values of NOK 32 billion and NOK 36 billion respectively, a change from NOK 24 billion and NOK 52 billion as of December 31, 2009.

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

The Company monitors the liquidity capacity and the need for refinancing over the next 12 months under both normal and stressed conditions. In a normal situation the maturities on the liability side will be met by new borrowings, however in a stressed condition, access to the wholesale funding market is assumed closed. The Company aims for positive liquidity capacity over the next 12 months under stressed conditions. Monitoring expected time to maturity for assets and liabilities as well as the difference between the financing need and the liquidity capacity gives the Company a good indication of the liquidity risk, and symmetrical maturity profiles on the asset and liability sides are important mitigating factors. Eksportfinans also monitors concentration risk to mitigate dependency on one market or one trader, and controls refinancing risk by limiting short-term borrowing.

In 2009 the Company established an Asset & Liability Management Group (ALM) and an Asset & Liability Committee (ALCO). The ALM group consists of senior members from Capital Markets, Export Lending, Risk Management and Financial Control and ensures cross-organizational information flow and treatment. ALCO consists of the group of managing directors. ALCO is the decision making body in the Asset & Liability governance structure, where decisions are based on proposals from the ALM Group.

31.2 Maturity analysis

Maturity analysis of financial liabilities based on contractual maturities (including off-balance sheet items):

(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total

December 31, 2010

Non-structured bond debt	520,760	348,566	21,948,111	59,646,374	19,321,108	101,784,920
Structured bond debt	18,967,532	37,049,936	40,838,006	11,229,910	3,997,493	112,082,877
Commercial paper debt	1,668,173	1,639,817	0	0	0	3,307,990
Cash collateral	6,448,707	0	0	0	0	6,448,707
Subordinated loans	412	102	491,137	1,286,502	0	1,778,153
Preference share	0	0	11	0	0	11
Capital contribution securities	0	26,832	0	480,232	0	507,064
Derivatives	(1,834,205)	(1,422,518)	(2,473,363)	4,321,887	2,506,723	1,098,524
Financial guarantees (off-balance)	1,591,918	0	0	0	0	1,591,918
Loan commitments (off-balance)	1,051,542	1,472,159	1,682,467	726,007	0	4,932,175

TOTAL	28,414,839	39,114,894	62,486,370	77,690,912	25,825,324	233,532,339

December 31, 2009

Non-structured bond debt	75,797	720,268	27,824,045	55,725,554	18,955,248	103,300,913
Structured bond debt	15,069,341	33,882,776	37,040,222	12,188,887	4,780,465	102,961,691
Commercial paper debt	12,173,077	6,528,577	413,560	0	0	19,115,213
Cash collateral	4,785,737	0	0	0	0	4,785,737
Subordinated loans	399	97	46,537	614,041	983,569	1,644,642
Preference share	0	0	0	11	0	11
Capital contribution securities	0	27,569	0	520,988	0	548,557
Derivatives	(716,444)	(1,132,606)	(1,642,908)	3,229,227	3,518,813	3,256,082
Financial guarantees (off-balance)	2,064,833	0	0	0	0	2,064,833
Loan commitments (off-balance)	1,977,241	1,235,776	1,730,086	3,035,986	0	7,979,089

TOTAL	35,429,981	41,262,457	65,411,542	75,314,694	28,238,095	245,656,769

The figures in the above table include principal and interest payable at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities.

The Company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Maturity analysis of financial assets and liabilities based on expected maturities of balance sheet values:

(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total

December 31, 2010

Assets
Loans and receivables due from
credit institutions	3,589,403	4,820,270	9,960,255	23,339,095	1,304,923	43,013,946
Loans and receivables due from
customers	1,432,073	1,771,623	6,627,523	56,508,960	18,755,219	85,095,398
Securities	3,494,039	12,149,213	18,620,202	25,114,331	8,543,095	67,920,880
Financial derivatives	1,871,272	(2,647,327)	105,139	11,188,699	4,885,377	15,403,160
Cash collateral	0	2,952,537	0	0	0	2,952,537

TOTAL ASSETS	10,386,787	19,046,316	35,313,119	116,151,085	33,488,614	214,385,921

Liabilities
Deposits by credit institutions	822	0	43,932	0	0	44,754
Non-structured bond debt	448,795	25,847	19,869,849	55,186,122	20,019,281	95,549,894
Structured bond debt	884,012	4,900,387	20,213,575	29,768,171	31,779,174	87,545,319
Commercial paper debt	1,720,077	1,586,455	0	0	0	3,306,532
Financial derivatives	(139,778)	(199,063)	7,095,564	(937,443)	8,428,213	14,247,493
Cash collateral	212,380	6,236,327	0	0	0	6,448,707
Subordinated loans	0	0	412,876	1,225,774	0	1,638,650
Capital contribution securities	0	0	0	417,128	0	417,128
Preference share	0	0	11	0	0	11

TOTAL LIABILITIES	3,126,308	12,549,953	47,635,807	85,659,752	60,226,668	209,198,488

(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total

December 31, 2009

Assets
Loans and receivables due from
credit institutions	3,681,644	5,677,235	20,370,349	31,721,782	2,675,098	64,126,108
Loans and receivables due from
customers	861,104	1,032,586	3,358,968	34,460,045	26,964,428	66,677,131
Securities	5,216,873	11,200,842	17,355,976	35,156,442	7,159,503	76,089,636
Financial derivatives	1,043,819	1,510,372	5,308,628	4,187,334	2,293,787	14,343,940
Cash collateral	0	2,975,755	0	0	0	2,975,755

TOTAL ASSETS	10,803,440	22,396,790	46,393,921	105,525,603	39,092,816	224,212,570

Liabilities
Deposits by credit institutions	0	0	0	38,333	0	38,333
Non-structured bond debt	0	465,828	25,099,340	51,619,844	18,119,910	95,304,922
Structured bond debt	540,784	5,968,674	20,994,925	29,492,100	26,225,017	83,221,500
Commercial paper debt	12,171,185	6,649,702	286,943	0	0	19,107,830
Financial derivatives	261,737	149,028	5,140,711	2,462,691	6,795,610	14,809,777
Cash collateral	169,098	4,616,639	0	0	0	4,785,737
Subordinated loans	0	0	0	408,254	1,093,313	1,501,567
Capital contribution securities	0	0	0	419,265	0	419,265
Preference share	0	0	0	11	0	11

TOTAL LIABILITIES	13,142,804	17,849,871	51,521,919	84,440,498	52,233,850	219,188,942

For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system.

31.3 Off-balance sheet items

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

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Notional amount of financial guarantees	1,591,918	2,064,833

Loan commitments

In the normal course of the Company’s lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding is expected to be disbursed within three years. The following table shows the undrawn loan commitments at the reporting date, based on signed loan agreements.

(NOK thousands)	Dec. 31, 2010	Dec. 31, 2009

Loan commitments	4,932,175	7,979,089

32 SEGMENT INFORMATION

The Company is divided into three business areas, export lending, municipal lending and securities. After the sale of Kommunekreditt, municipal lending consists of loans to KLP Kreditt AS, in addition to loans directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company’s funding. Income and expenses related to treasury are divided between the three business areas.

The segment information is in line with the management reporting.

	Export lending			Municipal lending			Securities

(NOK thousands)	2010	2009	2008	2010	2009	2008	2010	2009	2008

Net interest income 1)	722,526	643,244	408,894	182,864	171,847	60,513	513,495	654,499	353,961

Commissions
and income related to
banking services 2)	1,515	1,576	2,210	0	0	0	0	0	0
Commissions
and expenses related to
banking services 2)	0	0	0	0	0	0	0	0	33,750
Net gains/(losses)
on financial instruments
at fair value 3)	16,811	91,255	(508,079)	0	0	0	(41,971)	(58,224)	(41,998)
Income/expenses divided by volume 4)	(3,246)	51,113	74,814	(1,227)	22,159	72,884	(2,865)	56,157	88,925

Net other operating income	15,080	143,944	(431,055)	(1,227)	22,159	72,884	(44,836)	(2,067)	13,177

Total net income	737,606	787,188	(22,161)	181,637	194,006	133,397	468,659	652,432	367,138

Total operating expenses	114,488	104,450	88,490	26,270	27,850	36,910	53,920	55,041	52,630

Pre-tax operating profit/(loss)	623,118	682,738	(110,651)	155,367	166,156	96,487	414,739	597,391	314,508

Taxes	174,586	191,167	(30,983)	43,531	46,523	27,016	116,201	167,270	88,063

Non-IFRS profit for the period
from continuing operations
excluding unrealized gains/(losses)
on financial instruments at fair value	448,532	491,571	(79,668)	111,836	119,633	69,471	298,538	430,121	226,445

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans’ internal pricing model. The treasury department obtains interest on Eksportfinans’ equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.

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

4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement. For 2009, this mainly consists of realized gains on repurchase of Eksportfinans’ own debt.

Reconciliation of segment profit measure to total comprehensive income

(NOK thousands)	2010	2009	2008

Export lending	448,532	491,571	(79,668)
Municipal lending	111,836	119,633	69,471
Securities	298,538	430,121	226,445

Non-IFRS profit/(loss) for the period from continuing operations
excluding unrealized gains/(losses) on financial instruments at fair value	858,906	1,041,325	216,248

Profit/(loss) for the year from discontinued operations, net of taxes	0	1,148	41,018
Net unrealized gains/(losses) on financial instruments at fair value	(553,900)	(3,857,530)	3,793,821
Unrealized gains/(losses) related to the Icelandic bank exposure included above 1)	(16,811)	(91,255)	508,079
Tax effect 2)	159,799	1,105,660	(1,204,532)

Total comprehensive income	447,994	(1,800,652)	3,354,634

1) Reversal of previously recognized loss (at exchange rates applicable at December 31, 2010 and December 31, 2009). This amount is included in the line item ‘Net unrealized gains/(losses) on financial instruments at fair value’, and adjusted for because the Company believes this loss will materialize.

2) 28 percent of the unrealized items above.

Segment assets

(NOK thousands)	2010	2009

Export lending	99,816,402	81,431,112
Municipal lending	23,543,565	40,463,241
Securities	68,371,454	76,854,743
Unallocated assets	23,818,004	26,504,803

Total assets	215,549,425	225,253,899

Geographical segments

The geographical segments are based on the location of the Company’s customers. For property, equipment and intangible assets, the carrying amount is allocated based on the location of the asset. Norway is the home country of the Company and is also its main geographical segment.

(NOK thousands)	Total interest and related income	Total assets	Investments *)

2010

Norway	3,262,389	95,981,254	14,173
Other European countries	1,249,103	75,872,272	0
The Americas	895,886	26,293,856	0
Other countries	409,245	17,402,043	0

Total	5,816,623	215,549,425	14,173

2009

Norway	4,766,170	102,871,921	11,629
Other European countries	1,520,001	84,632,545	0
The Americas	573,906	24,758,725	0
Other countries	352,431	12,990,708	0

Total	7,212,508	225,253,899	11,629

2008

Norway	7,480,681	130,643,625	16,118
Other European countries	3,343,845	123,229,998	0
The Americas	823,764	24,760,017	0
Other countries	607,244	18,267,822	0

Total	12,255,534	296,901,462	16,118

*) Investments made during the year in property, plant, equipment, and intangible assets

33 RELATED PARTIES

The Company’s two largest shareholders are considered to be related parties.

(NOK thousands)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees received 4)	Portfolio hedge agreement 5)

Balance January 1, 2009	10,033,603	3,911,242	2,074,097	19,252,146	1,678,975
Change in the period	(808,090)	(1,842,814)	(884,123)	2,563,187	(1,065,209)

Balance December 31, 2009	9,225,513	2,068,428	1,189,974	21,815,333	613,766

Balance January 1, 2010	9,225,513	2,068,428	1,189,974	21,815,333	613,766
Change in the period	1,643,519	(791,753)	(534,357)	(335,427)	(78,998)

Balance December 31, 2010	10,869,032	1,276,675	655,617	21,479,906	534,768

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

2) Deposits made by the Company.

3) Guarantees issued by the Company to support the Norwegian export industry. See note 31.3.

4) Guarantees related to the loans described in footnote 1 provided to the Company from the related parties.

5) The Portfolio Hedge Agreement is described in note 13. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.

In 2008, Eksportfinans’ three major owner banks extended a committed credit line of USD 4 billion for repo purposes to Eksportfinans to provide what management considered to be sufficient liquidity buffers for the Company. The facility had a 12 month maturity with the possibility of extension. The facility was extended in 2009 and in 2010, the last time with an adjusted committed credit line of USD 2 billion. Eksportfinans has not yet utilized this credit facility.

34 REMUNERATION

(NOK thousands)	2010	2009	2008

Audit fees:

Audit services	2,701	4,211	2,987
Audit fees related to SEC filing in USA	2,452	5,097	4,788
Audit related services 1)	1,124	1,866	121
All other	157	1,141	583

1) Audit related services include attestations related to funding transactions.

Remuneration to General Executive Management:

	Salary	Incentive scheme paid 4)	Other taxable benefits	Pension cost	Total	Loans 2)

(NOK thousands)			2010

Eksportfinans ASA:
Marchand, Gisèle 1)	2,222	0	199	2,663	5,084	0
Rygg, Olav E.	1,143	0	164	394	1,701	558
Slengesol, Ivar 3)	784	0	119	186	1,089	0
Siem, Oliver	1,960	0	189	591	2,740	1,541
Feiring, Jens O.	725	0	182	0	907	873
Grøm, Christian	1,167	0	145	728	2,040	0
Olsen, Geir Ove	979	0	164	420	1,563	0
Lindbæk, Elise	945	0	146	250	1,341	960

TOTAL	9,925	0	1,308	5,232	16,465	3,932

1) The President and CEO have a severance package covering salary for 18 months in the event that the employment is terminated by the Company. The agreed retirement age is 62 years with 70 percent of salary.

2) The loans have the same terms as other loans to employees.

3) For the period April 12, to December 31, 2010.

4) A performance-based incentive scheme exists for all employees, including General Executive Management. Due to the funding agreement with the Norwegian Government, limiting payments to General Executive Management, no incentive payments to Executive Management have been made or have incurred in 2010.

	Salary	Incentive scheme paid 3)	Other taxable benefits	Pension cost	Total	Loans 2)

(NOK thousands)			2009

Eksportfinans ASA:
Marchand, Gisèle 1)	2,163	530	194	2,363	5,250	0
Rygg, Olav E.	1,118	193	159	355	1,825	594
Breilid, Olav Tore 4)	425	10	61	151	647	1,803
Siem, Oliver	1,889	400	183	562	3,034	1,598
Feiring, Jens O.	787	310	138	0	1,235	931
Grøm, Christian 5)	699	0	19	157	875	0
Olsen, Geir Ove	968	10	161	370	1,509	0
Lindbæk, Elise	911	235	175	209	1,530	1,008

	8,960	1,688	1,090	4,167	15,905	5,934

Kommunekreditt Norge AS:
Arnøy, Arnulf V. 6)	671	10	79	0	760	0

Total Group	9,631	1,698	1,169	4,167	16,665	5,934

1) The President and CEO have a severance package covering salary for 18 months in the event that the employment is terminated by the Company. The agreed retirement age is 62 years with 70 percent of salary.

2) The loans have the same terms as other loans to employees.

3) Incentive scheme for the year 2008 according to agreements already established when the agreement with the Norwegian Government was made.

4) For the period January 1, to April 30, 2009.

5) For the period May 1, to December 31, 2009.

6) For the period January 1, to June 24, 2009.

Members of General Executive Management have individual agreements on pensionable age upon reaching the age of 62-65 years with 70 percent of salaries. General Executive Management is also members of the ordinary group pension scheme.

	Salary	Incentive scheme paid	Other taxable benefits	Pension cost	Total	Loans 1)

(NOK thousands)			2008

Eksportfinans ASA:
Marchand, Gisèle	1,997	0	200	1,769	3,966	0
Rygg, Olav E.	1,092	50	156	157	1,455	630
Breilid, Olav Tore	1,332	50	176	423	1,981	1,944
Siem, Oliver	1,521	100	181	557	2,359	1,632
Feiring, Jens O.	1,116	75	133	129	1,453	978
Haarseth, Cecilie 2)	835	50	102	211	1,198	0
Danielsen, Kjell 3)	191	25	27	28	271	0
Olsen, Geir Ove 4)	149	0	16	48	213	0
Lindbæk, Elise 5)	611	75	105	187	978	1,055

	8,844	425	1,096	3,509	13,874	6,239

Kommunekreditt Norge AS:
Arnøy, Arnulf V.	1,350	0	160	239	1,749	1,623

Total Group	10,194	425	1,256	3,748	15,623	7,862

1) The loans have the same terms as other loans to employees.

2) For the period January 1, to August 31, 2008.

3) For the period September 1, to November 16, 2008.

4) For the period November 17, to December 31, 2008,

5) For the period May 1, to December 31, 2008.

Tor Johansen retired on May 9, 2008, according to pension agreement. In 2008, he has received NOK 1,151 thousand in salary and holiday pay in addition to NOK 143 thousand in pension. His mortgage loan amounts to NOK 1,055 thousand.

Remuneration to Board of Directors and Audit Committee:

	2010			2009			2008

(NOK thousands)	Board of Directors	Audit Committee	Total	Board of Directors	Audit Committee	Total	Board of Directors	Audit Committee	Total

Bergvoll, Geir	250	55	305	188	41	229	—	—	—
Steen, Carl Erik	185	—	185	139	—	139	—	—	—
Hollingsæter, Bodil	150	40	190	250	44	294	135	50	185
Aker Haukvik, Live	150	40	190	250	40	290	135	35	170
Bergstrøm, Tor	150	—	150	250	—	250	101	—	101
Blystad, Marianne H.	150	—	150	250	—	250	101	—	101
Østbø, Tor 1)	150	—	150	150	—	150	135	—	135
Borgen, Thomas	112	—	112	112	—	112	—	—	—
Borgen, Erik	—	—	—	62	—	62	225	—	225
Syrrist, Baard	—	—	—	46	—	46	165	—	165
Laugen, Leif Johan	—	—	—	38	10	48	135	—	135
Bakker Lunde, Tone	38	—	38	—	—	—	—	—	—
Holmsen, Cato A.	—	—	—	—	—	—	34	35	69
Ulstein, Gunvor	—	—	—	—	—	—	34	—	34

Total	1,335	135	1,470	1,735	135	1,870	1,200	120	1,320

1) In addition to ordinary salary amounting to NOK 1,112 thousand in 2010, NOK 981 thousand in 2009, and NOK 945 thousand in 2008.

Remuneration to Committee of Representatives:

(NOK thousands)	2010	2009	2008

Alhaug, Frode	55	55	50
Riise, Sandra	28	26	17
Normann, Kristin	24	25	25
Sture, Eldbjørg	24	24	16
Tellefsen, Tellef	24	18	16
Krokeide, Elisabeth	18	18	17
Lundevik, Gro Elisabeth	18	16	—
Pedersen, Jørn	18	12	22
Guttelvik, Ottar B.	18	10	—
Bakker Lunde, Tone	18	10	—
Tostrup, Trond	12	24	16
Eidesvik, Toril	12	18	11
Djupvik, Jostein	12	18	6
Jensen, Arvid	12	6	11
Bratseth, Kjell Ove	6	18	—
Konterud, Harry	6	12	11
Haugan, Finn	6	6	11
Næsguthe, Jens Olav	6	4	—
Smith, Claudine	—	8	16
Ellefsen, Harald	—	2	22
Fasmer, Benedicte S.	—	2	11
Salthella, Monica	—	2	6

Total	317	334	284

Remuneration to Control Committee:

(NOK thousands)	2010	2009	2008

Normann, Kristin	100	100	90
Bratseth, Kjell Ove	65	65	60
Sture, Eldbjørg	65	65	45
Guttelvik, Ottar B.	65	49	—
Skullerud, Terje	—	—	15
Ellefsen, Harald	—	16	60

Total	295	295	270

35 NUMBER OF EMPLOYEES

	Dec. 31, 2010	Dec. 31, 2009

Number of employees	98	98
Number of man-years	95	94

36 CONTINGENCIES

A putative class action lawsuit was commenced in July this year against Eksportfinans relating to certain securities sold pursuant to the US MTN program seeking unspecified damages and attorney’s fees. Eksportfinans received notice from the United States District Court for the Southern District of New York dated September 21, 2010 that pursuant to Federal rule of Civil procedure 41(a) the Plaintiff had voluntarily dismissed the action without prejudice.

One of Eksportfinans’ borrowers reclaimed paid break cost in an amount of approximately NOK 19 million in connection with voluntary prepayment of loans. Eksportfinans refuted the claim and the dispute came to trial at Oslo City Court (Oslo Tingrett) that began August 26, 2010. Pronouncement of judgment has been served on the parties. The judgment went against Eksportfinans. Eksportfinans has appealed the judgment.

In 2009 Eksportfinans and Kommunal Landspensjonskasse gjensidige forsikringsselskap (KLP) entered into an agreement for the sale of Eksportfinans’s wholly owned subsidiary Kommunekreditt. In the said agreement Eksportfinans made certain representations that among others include the list and characterization of borrowers as part of the due diligence process was correct in all material respect. After the closing of the sale, KLP asserts to have discovered that certain loans in the list of borrowers provided by Kommunekreditt to KLP were incorrectly characterized which, KLP claims, reduces the agreed value of Kommunekreditt significantly. KLP threatens to sue Eksportfinans if the company does not pay said amount. Eksportfinans is of the opinion that there are no grounds for the claim.

37 REGULATORY FRAMEWORK

With effect from January 1, 2011, new regulations concerning calculation of exposures to one single client were introduced. The single most important change was that risk weighting for exposures to banks was discontinued. The maximum allowed exposure, equaling 25 percent of the institutions own funds, applies under the new provisions. Under the previous rules for calculating and reporting large exposures Eksportfinans risk weighted engagements with borrowers that were secured by on demand guarantees with 20 percent. Eksportfinans reported exposures to borrowers up to the maximum 25 percent and excess exposures, if any, were reported as exposures towards the guaranteeing bank. That meant that maximum exposure to a single client (borrower and guaranteeing bank) equaled NOK 7.1 billion. The new provisions for large exposures equal the prevailing provisions applicable in the European Union (Directive 2006/48/EU) and entail that the maximum exposure to borrower and guaranteeing banks are approximately NOK 1.4 billion and leaves little or no authority for Norwegian supervisory authorities to make exemptions. The new provisions are detrimental to Eksportfinans’ business concept. Eksportfinans was granted a transitional period ending December 31, 2011, during which it can use the 2010 reporting standards for large exposures. During the transitional period the Norwegian Ministry of Finance will consider how Eksportfinans shall adopt the new provisions. Eksportfinans is in dialog with the authorities for a sustainable solution. There is no guarantee that the result of the Ministry of Finance’s consideration will not be disadvantageous to Eksportfinans’ business activities.

38 EVENTS AFTER THE BALANCE SHEET DATE

On February 28, 2011, the board proposed a dividend of NOK 500 million (approximately NOK 1,895 per share) related to the fiscal year 2010.