Form 20-F
period 2011-12-31
EKSPORTFINANS ASA
filed 2012-03-30
CIK 700978

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Tel: 011 47 2201 2201
Fax: 011 47 2201 2202
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
5.500% USD Notes due 2017	New York Stock Exchange
3.000% USD Notes due 2014	New York Stock Exchange
USD 500,000,000 FRN due October 7, 2013	New York Stock Exchange
2.000% USD 1,250,000,000 Notes due September 15, 2015	New York Stock Exchange
1.875% USD 1,000,000,000 Notes due April 2, 2013	New York Stock Exchange
2.375% USD 1,250,000,000 Notes due May 25, 2016	New York Stock Exchange
USD 500,000,000 FRN due April 5, 2013	New York Stock Exchange
USD 250,000,000 FRN due April 5, 2013	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

See Continuation Sheet

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

263,914 common shares with nominal value of NOK 10,500 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 the Securities Act.

☒ Yes     ☐No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐Yes     ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

Continuation Sheet — Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

5.500% USD Notes due 2017

3.000% USD Notes due 2014

USD 500,000,000 FRN due October 7, 2013

2.000% USD 1,250,000,000 Notes due September 15, 2015

2.375% USD 1,250,000,000 Notes due May 25, 2016

USD 500,000,000 FRN due April 5, 2013

USD 250,000,000 FRN due April 5, 2013

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

$1,500,000,000 3.000% Notes Due November 17, 2014

Enhanced Growth Securities Leveraged Upside & Buffered Downside Linked to the S&P 500® Index Due April 5, 2012

Equity Index-Linked Notes Linked to the MSCI EAFE Index Due April 25, 2012

Basket-Linked Notes Linked to the S&P 500® Index, MSCI EAFE Index and the iShares® MSCI Emerging Markets Index Fund Due April 26, 2012

$1,000,000,000 1.875% Notes due April 2, 2013

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

2

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

Commodity Basket Linked Notes Linked to a Basket of Five Commodities due December 28, 2012

Access Securities – Auto Callable with Fixed Percentage Buffered Downside Linked to the iShares MSCI Brazil Index Fund, due February 5, 2013

Access Securities – Auto Callable with Fixed Percentage Buffered Downside Linked to the iShares Russell 2000® Index Fund due February 5, 2013

Leveraged Buffered Equity Index-Linked Notes Linked to the MSCI EAFE Index Due August 8, 2012

Accelerated Return Notes Linked to the Rogers International Commodity Index Excess Return Due April 3, 2012

Equity-Index-Linked Notes Due 2012 Linked to the TOPIX® Index Due April 16, 2012

Equity-Index-Linked Notes Due 2012 Linked to the TOPIX® Index Due April 16, 2012

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the iShares® MSCI Emerging Markets Index Fund Due March 4, 2013

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the SPDR® S&P® Metals and Mining Fund Due March 4, 2013

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the iShares® Russell 2000® Index Fund Due April 1, 2013

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the SPDR® S&P® Metals and Mining Fund Due April 1, 2013

Commodity Basket-Linked Notes (Linked to a Basket of Four Commodity Futures Contracts and One Spot Price) Due April 4, 2012

$118,000,000.00 13 Month Floater Notes due April 24, 2012

Equity-Index-Linked Notes Due Linked to the TOPIX® Index April 16, 2012

Currency-Linked Notes Linked to a Basket of Foreign Currencies against the U.S. Dollar due October 7, 2015

$100,000,000.00 Floater Notes due April 24, 2012

Accelerated Return Note Linked to the Gold Spot Price due June 1, 2012

Accelerated Return Notes Linked to the Palladium Spot Price due May 23, 2012

Accelerated Return Notes Linked to the Rogers International Commodity Index Agricultural Excess Return Due May 31, 2012

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the SPDR® S&P® Metals and Mining Fund due May 2, 2013

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the iShares® Russell 2000® Index Fund May 2, 2013

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the SPDR® S&P® Metals and Mining Fund due May 31, 2013

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the iShares® Russell 2000® Index Fund due May 31, 2012

3

Accelerated Return Notes Linked to the Linked to the Silver Spot Price due July 3, 2012

Accelerated Return Notes Linked to the S&P Midcap 400® Index due June 29, 2012

Accelerated Return Note Linked to Energy Select Sector Index due June 29, 2012

Enhanced Growth Securities with Leveraged Upside Linked to a Basket of International Indices due July 23, 2014

Leveraged Buffered Index-Linked Notes Linked to the MSCI EAFE Index due November 30, 2012

Accelerated Return Notes Linked to the Palladium Spot Price due July 25, 2012

Accelerated Return Notes Linked to the Rogers International Commodity Index® Agricultural Excess Return due July 31, 2012

Accelerated Return Note Linked to the Gold Spot Price due August 2, 2012

Strategic Accelerated Redemption Securities Linked to the iShares® MSCI Brazil Index Fund – due June 5, 2012

Strategic Accelerated Redemption Securities Linked to the S&P 500® Index – Due June 5, 2012

Leveraged Buffered Index-Linked Notes Linked to the MSCI EAFE Index due January 11, 2013

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the SPDR® S&P® Metals and Mining Fund due July 1, 2013

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the iShares® Russell 2000® Index Fund due July 1, 2013

Buffered Equity Index Fund-Linked Notes Linked to the iShares® MSCI Emerging Markets Index Fund January 24, 2013

Equity-Index-Linked Notes Due Linked to the TOPIX® Index October 9, 2012

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the SPDR® S&P® Metals and Mining Fund due August 1, 2013

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the iShares® Russell 2000 Index Fund due August 1, 2013

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the iShares® MSCI Emerging Markets Index Fund due August 1, 2013

Auto Callable Access Securities with Fixed Percentage Buffered Downside Linked to the Energy Select Sector SPDR® Fund due August 1, 2013

Leveraged Buffered Index-Linked Notes Linked to the MSCI EAFE Index due August 13, 2012

Leveraged Index-Linked Notes Linked to the S&P 500® Index due November 7, 2012

Accelerated Return Notes Linked to the Rogers International Commodity Index® Agricultural Index Excess Return Due September 28, 2012

Strategic Accelerated Redemption Securities Linked to the S&P 500® Index due August 6, 2012

$150,000,000.00 13 Month Floater Notes due September 28, 2012

Leveraged Buffered Equity Index-Linked Notes Linked to the MSCI EAFE Index due December 20, 2013

Leveraged Buffered Index-Linked Notes Linked to the MSCI EAFE Index due March 7, 2013

Leveraged Buffered Index-Linked Notes Linked to the S&P 500® Index due March 21, 2013

Accelerated Return Notes Linked to the Gold Spot Price due November 1, 2012

PLUS based on the value of the SPX 500® Index due September 28, 2012

Leveraged Buffered Equity Index-Linked Notes Linked to the S&P 500® Index due November 8, 2013

Leveraged Buffered Equity Index-Linked Notes Linked to the MSCI EAFE Index due December 9, 2013

Buffered Equity Index-Linked Notes Linked to the MSCI EAFE Index due October 29, 2012

$100,000,000.00 12 Month Floater Notes due September 26, 2012

Leveraged Buffered Equity Index-Linked Notes Linked to the S&P 500® Index due April 4, 2013

Buffered Equity Index-Linked Notes Linked to the S&P 500® Index due December 24, 2012

Accelerated Return Notes Linked to the Dow Jones-UBS Commodity Index - Excess Return Due December 4, 2012

Leveraged Buffered Index-Linked Notes Linked to the S&P 500® Index due May 9, 2013

Bear Market PLUS Based Inversely on the Value of the iShares® Russell 2000® Growth Index Fund due April 13, 2012

$100,000,000.00 Floating Rate Note due October 7, 2013

$100,000,000.00 Floating Rate Notes due October 18, 2012

Equity-Index-Linked Notes Linked to the TOPIX® Index due April 22, 2013

Currency Linked Notes Linked to the Bearish Performance of the Euro against the U.S. Dollar due April 26, 2012

Currency Linked Notes Linked to the Performance of the Chinese Renminbi against the U.S. Dollar due November 27, 2012

Strategic Accelerated Redemption Securities Linked to the S&P 500® Index due November 5, 2012

Enhanced Growth Securities with Leveraged Upside & Buffered Downside linked to the S&P 500® Index due November 16, 2012

4

5

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

     Actual results, performance or events may differ materially from those in such statements due to, without limitation:

▪	the decision of the Norwegian Government (the Government) to assume responsibility for the export scheme previously managed by Eksportfinans, which may adversely affect Eksportfinans' business and create uncertainty about the scope and extent of Eksportfinans' business activities,
▪	certain terms in our contracts, which may adversely affect us in light of the recent and/or future changes to our business,
▪	further downgrading in Eksportfinans' credit ratings may shorten liabilities as holders exercise early termination options, leading to increased liquidity risk
▪	the failure of our derivatives counterparties, guarantors for loans and borrowers to honor their contracts,
▪	foreign exchange rate and interest rate fluctuations,
▪	volatility in the international financial markets,
▪	volatility in the fair value of our financial assets and liabilities,
▪	changes in our credit ratings or other actions by ratings agencies,
▪	the effects of, and changes in, fiscal, monetary, trade and tax policies,
▪	operational factors such as systems failure, human error, or the failure to properly implement procedures,
▪	the effects of changes in laws, regulations or accounting policies or practices, and
▪	various other factors beyond our control.

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

     For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (U.S. dollars, $ or USD) in this annual report have been made at the rate of NOK 5.9682 = $1.00 ($0.1676 = NOK 1.00), the noon buying rate of the Federal Reserve Bank of New York on December 31, 2011. On March 23, 2012, such rate was NOK 5.7506 = $1.00 ($0.1739 = NOK 1.00). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA

     The following income statement and balance sheet data, expressed in NOK, have been selected from our audited consolidated financial statements as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007.

     We prepare our financial statements in accordance with International Financial Reporting Standards as promulgated by the IASB (IFRS).

     The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 and the notes thereto.

INCOME STATEMENT DATA
Year ended December 31,

	2011	2011	2010	2009	2008	2007
	(USD millions) (except as indicated)	(NOK millions) (except as indicated)
Interest and related income on loans due from credit
institutions	138	822	1,175	1,864	5,246	3,993
Interest and related income on loans due from customers	651	3,888	3,729	3,424	2,785	1,689
Interest and related income on securities	145	864	869	1,852	3,877	3,077
Other interest and related income	9	54	44	73	102	41

Total interest and related income	943	5,628	5,817	7,213	12,010	8,800
Interest and related expenses on commercial paper and bond debt	671	4,007	4,196	5,642	11,033	8,181
Interest and related expenses on subordinated debt	1	4	7	21	49	71
Interest and related expenses on capital contribution securities	2	10	9	15	36	40
Other interest and related expenses	10	58	185	65	69	74

Total interest and related expenses	684	4,079	4,398	5,743	11,187	8,366

NET INTEREST INCOME	259	1,550	1,419	1,470	823	434

Commissions and income related to banking services (1)	0	1	2	2	2	4
Commissions and expenses related to banking services	1	6	7	8	40	7
Net gains/(losses) on financial instruments at fair value	6,765	40,373	(603)	(3,793)	3,977	(673)
Other income	3	16	7	15	18	20
NET OTHER OPERATING INCOME	6,767	40,385	(602)	(3,784)	3,957	(656)
TOTAL OPERATING INCOME	7,026	41,935	817	(2,314)	4,780	(222)
Salaries and other administrative expenses	30	182	157	152	146	129
Depreciation	3	20	23	20	19	22
Other expenses	2	12	14	15	13	11
TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT
CHARGES ON LOANS	35	214	195	187	178	162
Impairment charges on loans	0	0	0	0	0	0
PRE-TAX OPERATING PROFIT/(LOSS)	6,991	41,721	623	(2,501)	4,602	(384)
Taxes*)	1,957	11,682	175	(699)	1,288	(110)
PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING
OPERATIONS	5,034	30,039	448	(1,802)	3,314	(274)
Profit/(loss) for the year from discontinued operations, net of taxes	—	—	—	1	41	125
Total comprehensive income	5,034	30,039	448	(1,801)	3,355	(149)
Ratio of earnings to fixed charges (2) (unaudited)	11.21	11.21	1.14	—	1.41	—
PER SHARE DATA (thousands of USD/NOK) (unaudited):
Dividends per share (3)	—	—	1.89	2.65	—	1.44
Shares outstanding at December 31 (number of common
shares)	263,914	263,914	263,915	263,915	263,914	151,765
Profit/(loss) for the year per share (4)	19.07	113.82	1.70	(6.83)	14.22	(0.98)
Dividends in respect of 2011 proposed per share (5)	—	—

*) For further details, see note 1 and 11 to our audited consolidated financial statements in Item 18.

BALANCE SHEET DATA
As of December 31,

	2011	2011	2010	2009	2008	2007
	(USD millions) (except as indicated)	(NOK millions) (except as indicated)
ASSETS
Loans due from credit
institutions	6,759	40,340	43,014	64,126	36,188	27,334
Loans due from customers	16,176	96,541	85,095	66,677	112,751	98,777
Securities	8,697	51,908	67,921	76,090	108,138	80,133
Financial derivatives	3,258	19,446	15,403	14,344	27,294	9,744
Deferred tax asset	—	—	44	—	—	79
Intangible assets	3	16	20	26	27	27
Property, equipment and
investment property	35	210	205	208	217	222
Other assets	916	5,467	3,847	3,783	12,287	2,404
TOTAL ASSETS	35,844	213,929	215,549	225,254	296,901	218,720
LIABILITIES
Deposits by credit institutions	0	1	45	38	327	324
Commercial paper debt	965	5,762	3,307	19,108	33,609	31,277
Bond debt	22,743	135,727	183,095	178,526	225,431	175,038
Financial derivatives	2,324	13,871	14,247	14,810	18,368	6,935
Taxes payable	49	295	374	73	291	122
Deferred tax liabilities	1,901	11,343	—	157	931	—
Other liabilities	1,796	10,721	7,175	5,124	8,298	360
Provisions	21	128	96	89	84	65
Subordinated debt	174	1,039	1,639	1,502	1,909	1,379
Capital contribution securities	58	348	417	419	445	559
TOTAL LIABILITIES	30,031	179,235	210,394	219,846	289,693	216,058
SHAREHOLDERS’ EQUITY
Share capital	464	2,771	2,771	2,771	2,771	1,594
Share premium reserve	30	177	177	177	177	162
Other equity	5,319	31,746	2,208	2,460	4,260	906
TOTAL SHAREHOLDERS’
EQUITY	5,813	34,694	5,156	5,408	7,208	2,662
TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	35,844	213,929	215,549	225,254	296,901	218,720
FINANCIAL
RATIOS/OPERATING
STATISTICS (unaudited)
Return on average equity (6)	150.76%	150.76%	8.48%	(28.55%)	67.98%	(5.24%)
Dividend (as a percentage of
share capital)	—	—	18.0%	25.3%	—	13.7%
Return on assets (7)	0.72%	0.72%	0.64%	0.56%	0.32%	0.22%
Ratio of operating and
administrative expenses to
average assets	0.09%	0.09%	0.09%	0.07%	0.06%	0.07%
BALANCE SHEET
STATISTICS (unaudited)
Capital adequacy	19.42%	19.42%	17.64%	13.30%	11.60%	9.55%
Public sector share of total loans
as borrowers/guarantors(8)	40.06%	40.06%	34.54%	23.28%	48.90%	56.80%
Of which municipalities and
counties	1.65%	1.65%	1.66%	1.71%	35.65%	48.99%
Total loans outstanding/ total
assets	56.94%	56.94%	57.25%	54.25%	46.89%	57.01%

(1)	Includes income on guarantees. For further details, see note 30.3 to our audited consolidated financial statements in Item 18.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income (profit/(loss) for the year) plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses. The ratio of earnings to fixed charges had a deficit in 2009 of NOK 2,155 million (USD 375 million), driven by unrealized losses on the fair value of our own debt. The ratio of earnings to fixed charges in 2007 had a deficit of NOK 210 million (USD 39 million), driven by the impact of reduced market values of our investments on securities in the Liquidity Portfolio (as defined below). For further details, see Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.
(3)	The dividend per share amount for each year represents the distribution out of net income (profit/(loss)) for such year that is approved by the annual general meeting of the shareholders and paid in the following year.
(4)	Total comprehensive income divided by the weighted average number of shares during the year.
(5)	The dividend per share amount for 2011 proposed by the Board of Directors as the distribution of net income (profit/(loss)) for the year to be approved at the annual general meeting of the shareholders of Eksportfinans to be held in April 2012. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders held during the year following the year to which such dividend relates. The approved dividend is paid in the year in which it is approved.
(6)	Profit for the period divided by average equity. Average equity is calculated as the average of starting and ending equity.
(7)	Net interest income for the period divided by average assets. Average assets is calculated as the average of the starting and the ending balance.
(8)	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (the Guarantee Institute or GIEK) as borrowers or guarantors) to total lending.

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

     The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end
2007	5.8109	5.4310
2008	5.6366	6.9756
2009	6.3089	5.7899
2010	6.0635	5.8904
2011	5.5605	5.9682

     The following table sets forth the high and low noon buying rates for the periods shown:

	High	Low
September 2011	5.8579	5.3870
October 2011	5.9111	5.4146
November 2011	5.9212	5.6054
December 2011	6.0268	5.7428
January 2012	6.0708	5.8027
February 2012	5.8201	5.5362
March 2012 (through March 23)	5.8228	5.5800

     The noon buying rate on March 23, 2012, was NOK 5.7506 = $1.00 ($0.1739 = NOK 1.00).

     B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

     C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

     D. RISK FACTORS

     The Government’s decision to assume responsibility for the export finance scheme previously managed by Eksportfinans has adversely affected Eksportfinans' business and created uncertainty about the scope and extent of Eksportfinans’ business activities.

     Eksportfinans was, through an agreement (the 108 Agreement) with the Government, the exclusive provider of government-supported export credits in Norway. However, on November 18, 2011, the Government announced that it will establish a government-run export financing scheme under which a public entity established by the Government will assume responsibility for the provision of government-subsidized loans as export credits. The Government’s decision to terminate its support of export loans provided by Eksportfinans has profoundly altered Eksportfinans’ business model and adversely affected Eksportfinans' business, operations and income, and there can be no assurance that this will not continue or worsen. As a result of the Government's decision and plans, Eksportfinans currently has discontinued making new loans, except for loans for which commitments existed prior to November 18, 2011. The Company is currently assisting the Government to administer government-sponsored export lending during a transition period that is scheduled to end by July 1, 2012. Although Eksportfinans is continuing to operate and manage its existing loan portfolio and expects to continue to do so for a significant period of time, the scope and extent of Eksportfinans' business activities in the future are now uncertain. The Company is currently considering how to structure its business and the scope of its operations following the end of this transition period. For further information see Item 4.B. "General", Item 4.B. "Government-Supported Loans" and Item 7.B. “Related Party Transactions”

     In connection with these events, the ratings assigned to Eksportfinans by Moody's Investors Services and Standard and Poor's have been downgraded significantly, and the senior debt rating assigned by Moody's and Standard & Poor’s is currently below investment grade. These downgrades have directly and indirectly also had, and may in the future continue to have, an adverse affect on our business, operations, income and financial condition.

     Certain terms in our contracts may adversely affect us in light of the recent and/or future changes to our business.

     The terms and conditions of the debt securities issued by Eksportfinans under our EMTN and Samurai programs contain events of default clauses that relate to the cessation of, or the threatening to cease to carry on, the whole or substantially the whole of our business. Although no event of default has occurred to date under these or any other instruments, as a result of the developments described under Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government” and the uncertainty about the scope and extent of Eksportfinans' business activities, it is possible that holders of such securities may assert or allege that such event of default has occurred and seek contractual or non-contractual remedies as a result thereof. Although the cessation of business event of default is not contained in all of our debt instruments, cross-default or cross-acceleration provisions in other debt instruments and other contracts could be triggered by the actual or purported occurrence of such event of default. The occurrence of an event of default is likely to have a material adverse affect on our business, results, financial condition and/or prospects as well as on the market value of our debt securities. Even if such an event of default does not occur, any allegation or assertion of such occurrence or public speculation related thereto could have such material adverse affect.

     The downgrades in our credit ratings may shorten liabilities as holders exercise early termination options, leading to increased liquidity risk.

     In the absence of new funding following the multi-notch downgrades to our credit ratings, it is paramount to maintain a sufficient asset-liability gap. To achieve this, Eksportfinans is seeking to hold a liquidity buffer to meet early terminations on liabilities or their related swaps as our lower ratings may induce a higher call frequency resulting in a shorter liability than otherwise expected. Liquidity risk from maturities that are triggered earlier than expected due to market movements is also a more important risk factor in the absence of new funding. Further downgrades may also shorten liabilities as counterparties may want to use termination options that they otherwise would not have used if we still had a strong investment rating.

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

     As of December 31, 2011, approximately 75.2% of our outstanding export-related loans were secured by guarantees. The remaining loans were supported by pledges on cash deposits with banks (11.9%) or represent loans to banks that are themselves qualified by their creditworthiness to act as guarantors (12.9%). As of December 31, 2011, 32.8% of export-related loans were guaranteed by Norwegian banks. The majority of such guarantees were provided by DNB Bank ASA, which guaranteed 27.5% of outstanding export-related loans as of December 31, 2011. Further, the Company has entered into the Portfolio Hedge Agreement with its shareholder banks, including DNB Bank ASA. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.

     A failure by one or more borrowers, counterparties or guarantors to honor the terms of their derivatives contracts with or the guarantees in favor of the Company could have an adverse effect on the business, results of operations and financial condition of the Company. As the Company now has a sub investment grade rating from both Moody's and S&P, a swap replacement with one or more new swap counterparties will expectedly be much more difficult, because potential counterparties may decline to enter into new swaps with a sub-investment grade rated counterparty.

     Our own credit risk may bring significant volatility into our results.

     Fair value measurements for Eksportfinans’ debt and structured note liabilities take Eksportfinans’ own credit risk into account by discounting cash flows at rates that incorporate Eksportfinans’ currently observable credit spreads based on actual transactions or alternatively by quotes from major broker dealers. This fair value impact may significantly increase volatility in our results, as the correlation with the credit spreads applied to our assets is usually low. After the multi-notch downgrades of the Company's credit ratings by Moody's and S&P following the Government's decision to assume responsibility for the provision of government subsidized export loans, the spread levels and spread volatility have increased significantly and this might continue in the future. As of the end of 2011 the unrealized gains from widening credit spreads on our own debt was NOK 42.1 billion (excluding derivatives) compared to NOK 1.4 billion as of end of 2010. These unrealized gains are expected to be reversed as unrealized losses in the future. For further details, see note 28.7 to our audited consolidated financial statements in Item 18.

     Reduced basis swap spreads may reduce our interest margins.

     A significant part of the Company’s funding is in euros and dollars while a significant part of the loans and liquidity placements are in Norwegian or Danish kroner. Hence the Company has swapped significant amounts from dollars and euros over to Norwegian and Danish kroner, profiting historically from the basis swap spread during the financial crisis when these spreads were at historically high levels. The Company has been partially hedging the basis risk since September 2010. This includes both hedging on portfolio level and for all new loans larger than NOK 500 million and with maturity longer than three years. This hedging amounted to approximately NOK 32 billion as of December 31, 2011 of which NOK 22 billion had between zero and three years remaining duration, NOK 9 billion had four to but excluding five years remaining duration and NOK 1 billion had five years or more of remaining duration. For the unhedged part, a return to historically more normal, reduced basis swap spread levels would impact the Company’s earnings negatively.

     We may experience volatility in our results from our liquidity reserve portfolio.

     In early 2008 shareholders representing 99.5% of Eksportfinans’ shares signed a risk mitigation agreement (the Portfolio Hedge Agreement) whereby they undertook to hedge against further market value declines, including credit losses, in the Liquidity Portfolio (as defined under Item 5.B "Liquidity and Capital Resources – Liquidity Portfolio" below) as it existed on February 29, 2008 (the PHA Portfolio) up to an amount of NOK 5 billion. Approximately NOK 1 billion of this was utilized as of year end 2011 (NOK 0.8 billion as of year end 2010). Upon entering into the Portfolio Hedge Agreement the Company set up a new liquidity portfolio, which is referred to as the “Liquidity Reserve Portfolio”. The Liquidity Reserve Portfolio does not benefit from the Portfolio Hedge Agreement. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement” and notes 5, 12 and 29.4 to our audited consolidated financial statements in Item 18. Consequently, changes in the market value of the securities in the Liquidity Reserve Portfolio will be reflected as unrealized gains or losses in our results and such losses, particularly during periods of market disruptions, could be material.

     We are largely dependent on credit ratings from the major credit rating agencies when managing our portfolio.

     The Company relies on credit ratings and analyses from the major rating agencies (Moody’s, S&P and/or Fitch) to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio. Eksportfinans’ exposure limits are mainly based on the credit ratings of guarantors and borrowers. These credit ratings may not fully reflect the true risk of a counterparty and we may therefore be exposed to unanticipated losses. Since the beginning of the current financial turbulence, market risk arising from investments in bonds has been significantly higher than corresponding ratings would suggest, resulting in mark-to-market losses despite high and stable ratings. Our credit rating approach might thus not reflect the true credit risk of the counterparties. Further, in certain instances our valuation estimates are dependent on credit ratings. As described in note 4 to our audited consolidated financial statements in Item 18, credit spreads for guaranteed export loans are adjusted upon significant changes in the credit rating for the guarantor since loan origination date. If these credit ratings do not fully reflect the counterparty credit risk, we may face risk of errors in fair value measurement. For further information, refer to note 4 to our audited consolidated financial statements in Item 18.

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

     Operational risks are inherent in our business.

     Operational risk and losses can result from fraud, errors by employees, failure to document transactions properly, equipment failures, loss of key personnel, inability to act upon changes in accounting policies and other factors. These risks may be greater because of developments to our business model resulting from the decision of the Government to assume responsibility for the provision of government-supported export lending. Our efforts to mitigate these risks may not be sufficient to prevent losses or otherwise provide the desired protection against these risks.

     Eksportfinans’ performance is largely dependent on the talents and efforts of highly skilled individuals. There can be no assurance that Eksportfinans will be able to attract and retain such personnel, particularly in light of our current situation.

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

     In the ordinary course of business, Eksportfinans may be subject to a concentration of credit risk to a particular bank guarantor or bond issuer. On the existing portfolios, Eksportfinans also has a concentration of market risk related to currency, interest rate and credit spread volatility, which increases with general market volatility and the general correlation between markets. If currency, interest rate or credit spread volatility increase or the correlation between different currencies, interest rates or credit spreads increases, this may lead to a higher market risk giving more volatile results.

     Changes in regulation may adversely affect our business and performance.

From time to time we are faced with regulatory and accounting changes that affect our business and our financial statements. Changes to the regulatory frameworks may have an adverse impact on the Company's business, results of operations or financial position. Moreover, an inability to comply with current or proposed legislation increases the risk that Eksportfinans' reputation will be damaged, which may further adversely affect our business, results of operations or financial position.

     We are subject to foreign currency risk.

     As an international business, the Company is subject to currency risk. Most of the Company’s risk capital is denominated in Norwegian kroner, however a somewhat lower portion of the Company’s risk weighted assets is denominated in Norwegian kroner. Because a somewhat higher percentage of the Company’s risk-weighted assets than its risk capital is denominated in other currencies and because there are limitations on the exchange rates used in the translation of risk capital to Norwegian kroner, the Company’s capital ratio is subject to foreign exchange rate fluctuations with respect to Norwegian kroner.

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

     On November 18, 2011, the Government announced that it will establish a government-run export financing scheme under which a public entity established by the Government will assume responsibility for the provision of government-subsidized loans as export credits. The Government’s decision to terminate its support of export loans provided by Eksportfinans has profoundly altered Eksportfinans’ business model and adversely affected Eksportfinans' business, operations and income, and there can be no assurance that this will not continue or worsen. As a result of the Government's decision and plans, Eksportfinans currently has discontinued making new loans, except for loans for which commitments existed prior to November 18, 2011. The Company is currently assisting the Government to administer government-sponsored export lending during a transition period that is scheduled to end by July 1, 2012. Although Eksportfinans is continuing to operate and manage its existing loan portfolio and expects to continue to do so for a significant period of time, the scope and extent of Eksportfinans' business activities in the future are now uncertain. The Company is currently considering how to structure its business and the scope of its operations following the end of this transition period.

     During 2010 the Articles of Association of the Company were broadened to include the conducting of financing operations that are within the scope of the Financial Institutions Act. However, until the Government's decision, the main business focus of the Company remained the financing of the Norwegian export industry for various purposes.

     In its export lending business, Eksportfinans extended loans to both Norwegian and foreign companies in furtherance of Eksportfinans’ strategy of promoting financing for Norwegian exports and the international operations of Norwegian industry. Eksportfinans provides both commercial loans and government-supported financing. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — General”. Eksportfinans’ loans are supported by or extended against guarantees issued by, or claims on, certain specific types of entities or collateral. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”.

     B. BUSINESS OVERVIEW

     LOANS

     Export Lending

    The following describes the export lending in which the Company was engaged prior to the Government's decision on November 18, 2011 to create a state-owned export finance entity. The Company currently is not engaging in new export lending except for loans for which legal commitments existed prior to November 18, 2011.

     General

     Eksportfinans was the only specialized export lending institution in Norway and provided financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. This also included financing for the purchase of Norwegian-produced ships and capital goods by Norwegian companies operating in the international offshore oil and gas industry. Eksportfinans provided both fixed and floating rate commercial loans and government-supported financing. Since 1978 Eksportfinans had been the exclusive provider of government-supported export credits in Norway.

     As of November 18, 2011, however, the Government has decided to assume responsibility for the export finance scheme previously managed solely by Eksportfinans.

     All of the government-supported loans that were offered by Eksportfinans have been fixed-interest loans in accordance with the OECD Arrangement on Guidelines for Officially Supported Export Credits (the OECD Consensus), which are agreed to by most of the member countries of the Organization for Economic Cooperation and Development (the OECD). Commercial export loans were made at either fixed or floating rates. Most were made at floating rates, often with an option permitting the borrower to convert to a fixed rate. The commercial fixed rate was determined by Eksportfinans according to prevailing market terms when the option is exercised.

     As shown in the table in Item 4.B. “— LOANS — Analysis of Loans”, a significant portion of the Eksportfinans loan portfolio is supported by guarantees (approximately 75.2% of the export-related balance as of December 31, 2011). The remaining export-related loans outstanding as of December 31, 2011 are supported by pledges on cash deposits with banks (11.9%) or represent loans to banks that are themselves qualified by their creditworthiness to act as guarantors (12.9%).

     Consistent with its function as a specialized financial institution providing primarily export-related financing, Eksportfinans considered the following factors when evaluating credit applications: the nature and extent of the credit support offered, the proportional amount of Norwegian material and labor involved, the extent of benefit to Norwegian industry, the market potential for Norwegian exports in the geographic area concerned, the credit terms extended by competing lending institutions, adherence to social and environmental standards and the effect on the importing country.

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

     Many OECD countries provide financing on the basis of the OECD Consensus, and an important objective of the Government has been to ensure that Norwegian exporters are offered export credit facilities that are in line with those of their foreign competitors. Pursuant to this policy, the Government established an arrangement with Eksportfinans in 1978 which provided that, with respect to certain types of government-supported export credit lending, the Government will make payments to Eksportfinans sufficient to offset any interest and foreign exchange losses that Eksportfinans might incur in connection with foreign currency loans and borrowings and NOK transactions related to such lending as determined in relation to a reference rate set forth in the agreement. Conversely, if Eksportfinans makes any gains in connection with any such transactions, it must pay those gains to the Government. On November 18, 2011, the Government decided to assume responsibility for the provision of CIRR loans as export credits. However, the 108 Agreement governing this arrangement with the Government is expected to remain effective until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled. In addition it is expected that Eksportfinans will continue in operation to manage its existing portfolio of loans extended under this 108 Agreement scheme. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”.

     In government-supported loan transactions, the credit terms offered by Eksportfinans to exporters and buyers of capital goods conform to the OECD Consensus minimum interest rates, required down payments and maximum maturities.

     Commercial Export Loans. Commercial export loans were made at fixed or floating rates with certain options to convert from floating to fixed and vice versa and on a medium- or long-term basis. Commercial loans were offered in most freely convertible currencies and generally have repayment terms that are more flexible than those for government-supported loans. Terms and conditions of Eksportfinans’ commercial loans could be adjusted to match Eksportfinans’ funding and were based on Eksportfinans’ cost of funds in the domestic and international capital markets. Eksportfinans’ commercial loans are, for the most part, supported by bank guarantees, but could also be supported by guarantees from insurance companies, the Guarantee Institute and other Norwegian or foreign governmental agencies or pledges on cash deposits with banks or could be loans to banks for the purpose of refinancing of their loans to the export industry.

     Types of Financing

     Overview. With respect to export-related lending, Eksportfinans engaged in three types of financing: (1) contract financing, (2) financing of international and export related activities and (3) acquisition of loans from banks. Contract financing means financing of export contracts between a Norwegian supplier and a foreign buyer or a Norwegian buyer, primarily those that operate in the international shipping and oil and gas industries. Financing of international and export related activities involves loans to finance investments in, among other things, storage facilities, production lines or purchases of companies to assist Norwegian companies in expanding internationally. In 2011, contract financing comprised 68% of our export-related new disbursements, and acquisition of loans from banks and financing of international and export related activities comprised 32%. The corresponding figures for 2010 were 69% and 31%, respectively. Eksportfinans actively marketed its finance products to Norwegian companies and also to buyers abroad that are traditional or potential purchasers of capital goods and services from Norway. Financial alternatives were often discussed with Norwegian exporters at a stage where they contemplated bidding for a contract or were in a bidding contest with foreign exporters. Most of Eksportfinans’ loans were made due to active marketing directed to and/or unsolicited applications directly from Norwegian exporters. Some loans were referred to us via our shareholder banks. All such referrals were on a no-fee basis. Eksportfinans did not hire brokers for the purpose of acquiring new loans. Particularly with respect to major Norwegian export contracts involving contract values in excess of USD 30 million, we invariably face competition, primarily from foreign banks and credit institutions, although this was somewhat reduced as a result of the recent turmoil in the financial markets with the partial withdrawal of foreign banks from Norwegian markets.

     Approximately 75.2% of our outstanding export loans are guaranteed. The remaining loans are supported by pledges on cash deposits with banks (11.9%) or represent loans to banks that are qualified by their creditworthiness to act as guarantors (12.9%). Until approximately four years ago, close to 100% of our loans were guaranteed. The relative increase in loans that are not guaranteed was to a large extent a result of the increase in direct lending by us to certain Norwegian banks for the financing of their clients within the export industry. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing — Financing of international and export related activities”.

     Contract financing. Contract financing includes supplier and buyer credits and project financing. Supplier credits are those in which Eksportfinans has a direct lending relationship with a Norwegian supplier of goods and services. A buyer credit is one where Eksportfinans lends to the foreign purchaser of goods or services originating in Norway. In either case, Eksportfinans typically advances funds to the Norwegian supplier at the time of delivery of the goods and services. The majority of the credits were extended as buyer credits. Terms of repayment for commercial loans were agreed between Eksportfinans and the borrower. Government-supported loans were subject to the repayment terms set by the OECD for such loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — General — Government-Supported Loans”.

     In the case of potential imports to Norway financed by foreign export credit agencies, Eksportfinans offered loans according to OECD terms to facilitate deliveries from Norwegian suppliers on competitive terms.

     In an export transaction, Eksportfinans was typically involved at an early stage in the negotiations between a supplier of capital goods and a prospective purchaser. A loan offer for either a buyer or supplier credit is an integral part of the underlying transaction and is often given in connection with contract bidding before any agreement has been signed by the parties. Consequently, approximately two-thirds of the offers made by Eksportfinans have historically not been consummated because the underlying transactions were not successfully closed. On average, it took approximately six months from approval of the application to complete the loan and guarantee documentation for a contract financing.

     Financing of international and export related activities. Eksportfinans financed activities related to the Norwegian export industry. The loan purpose was typically to finance investments in buildings and machinery for export production or international expansion. Such loans were guaranteed by Norwegian and international banks and other financial institutions. In 2005 Eksportfinans also started to extend loans to Norwegian savings banks to fund these banks’ loans to their customers within the export business. In 2008, the Company decided to discontinue direct loans to saving banks. Since 2008, loans in co-operation with saving banks were made to a borrower based on a guarantee from the savings bank, which was consistent with the Company’s other lending activities. As a result, total loans outstanding that were extended via Norwegian saving banks decreased to NOK 6,938 million at year end 2011 from NOK 7,264 million in 2010.

     Financing of projects within the renewable energy, cleaner environment and infrastructure sectors. During 2010 the Articles of Association of the Company were changed so that the purpose of the Company was broadened to permit it to conduct financing operations within the scope of the Financial Institutions Act. However, in order to diversify the lending activities to make the Company less dependent on loans derived from the oil and gas industry and to meet demand from Norwegian industry, Eksportfinans also adopted a strategy to focus on financing projects within the renewable energy and cleaner environment sector as well as infrastructure projects.

     Loans acquired from banks. Eksportfinans from time to time entered into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans were based on normal commercial terms, and the loans acquired were of the type extended by Eksportfinans in the normal course of its business.

     The Company placed an initial deposit with the selling bank, which was used as consideration for the purchase of the relevant loans. Each loan purchased was supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company paid the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount was paid to the selling bank. The net effect of these transactions was that Eksportfinans received a specified, individually negotiated return comparable to that received on its other commercial loans. In 2011, 2010 and 2009 Eksportfinans acquired loans from banks amounting to NOK 3,644 million, NOK 2,867 million and NOK 1,263 million, respectively. The volume of loans acquired from banks fluctuated over time based on eligible loans and the funding situation for the banks. The lower amount in 2009 was due to the fact that such financing was not given priority in the first half of 2009 due to the funding environment at that time caused by the international financial crisis.

     Loan Commitments

     Eksportfinans’ total actual and probable loan commitments as of December 31, 2011 amounted to NOK 2.2 billion (compared to NOK 21 billion as of December 31, 2010). The decrease is due to the fact that most of the loan commitments have been transferred to the Government following the decision to establish a new, state owned lending entity. The remaining loan commitments of NOK 2.2 billion are legal binding commitments within contract financing that existed prior to November 18, 2011. The remaining commitments are both on government –supported OECD Consensus terms and market terms. Some of the loans on government-supported OECD Consensus terms have a built in option for the applicant to convert to commercial terms. This must be exercised by the borrower prior to the final disbursement date. The variation in the volume of loan commitments between government supported OECD terms and pure commercial terms is correlated with fluctuations in interest rate movements. In an environment of increasing interest rates, more borrowers will choose fixed rate government supported loans. If interest rates are falling, more borrowers choose purely commercial loans with floating interest rates. The loan commitments that are made are, to a large extent, for projects that are at a very early stage and disbursements of loans may not be made for one to two years or at all. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”.

    Credit Support, Credit Monitoring and Assessment

     Eksportfinans’ Articles of Association require that all credits extended be made:

•	with the support of guarantees from Norwegian or foreign banks, Norwegian or foreign insurance companies, Norwegian or foreign companies that, without providing credit support or specific security, are assumed to be capable of raising long-term debt in the international capital markets and money markets, the Government or legal entities including the Guarantee Institute whose guarantee is equivalent to a guarantee from the Government, or with the support of guarantees from sovereign states and their regional or local authorities of high creditworthiness, including legal entities whose guarantee is equivalent to a guarantee from a sovereign state or its regional or local authorities with high creditworthiness,
•	with the support of pledge over bank deposits in Norwegian and foreign banks, bonds or other negotiable debt instruments issued or guaranteed by legal entities with the support of whose guarantee credits may be extended pursuant to the bullet point above, or
•	without any credit support if the borrower is a legal entity which may issue a guarantee under the first bullet point above.

     Eksportfinans relies on credit ratings and analyses from the major rating agencies to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio and reports regularly to management and the Board of Directors. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other support for the loans as the ultimate source of repayment. The Board of Directors has established exposure limits based on the credit ratings of the guarantors and borrowers. 99.9% of the rated portfolio consists of investment grade counterparties. For details on our unrated portfolio, see note 28.5 to our audited consolidated financial statements in Item 18. For further details on our reliance on credit ratings, see Item 3.D. “Risk Factors — We are largely dependent on credit ratings from the major credit rating agencies when managing our portfolio”.

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

     Guarantees issued by GIEK cover political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The Guarantee Institute’s cover of political risks is 100% of a loan, and its maximum cover for commercial risks is 90%. The terms of guarantees issued by the Guarantee Institute generally provide that the Guarantee Institute is to be issued a claim after a default has continued for 90 days. Claims under the guarantees are payable six months from the date a claim is issued. Guarantees issued by the Guarantee Institute supported 39.6% of export related loans as of December 31, 2011 compared with 37.4% of export related loans as of December 31, 2010

     Arrangement with the Government

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

     Furthermore, under certain requirements, contracts originated from foreign subsidiaries of Norwegian companies could be financed on CIRR-terms. Since the arrangement significantly assists in securing Eksportfinans’ business and revenues, if it were to be unfavorably amended or terminated, Eksportfinans’ profit margins, income and business would be adversely affected.

     The 108 Agreement guarantees Eksportfinans a fixed gross margin between Eksportfinans’ revenues from loans and its borrowing costs relating to transactions governed by the agreement. To that end, the agreement establishes reference rates with respect to Eksportfinans’ borrowing activities (interest, borrowing costs and foreign exchange) and lending activities (interest, other lending costs and foreign exchange). The fixed margin is determined by the difference between the applicable reference rates for such borrowing and lending. This margin is higher than the average gross margin we receive on commercial loans to compensate for the fact that a typical CIRR loan generally involves more man-hours and costs and expenses than a commercial loan. Up-front lending costs exceeding a specified threshold are also covered by the agreement. The agreement thereby enabled Eksportfinans to issue export credits at the OECD’s CIRR rates.

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

     Eksportfinans is required to keep separate accounts and a settlement account for payables to and receivables due from the Ministry of Trade and Industry under the 108 Agreement. If the settlement account shows a deficit, the Ministry of Trade and Industry makes payments to Eksportfinans; conversely, Eksportfinans pays to the Ministry of Trade and Industry any surplus registered in the settlement account. Settlements take place within 16 months after the end of each accounting year. Historically, amounts have been due from the Government.

     On November 18, 2011, the Government announced that it would assume responsibility for the provision of export credits under the scheme previously managed by Eksportsfinans. As a result, Eksportfinans will no longer extend new loans except for loans for which commitments existed prior to November 18, 2011, but will continue to manage its portfolio under the 108 Agreement until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled pursuant to the

108 Agreement. There is a transitional period from November 18, 2011 until July 1, 2012 during which Eksportfinans will extend export credit loans on behalf of the Government as further described in the agreement referred to under “Related Party Transactions” below (see Item 7.B. “Related Party Transactions — The Transition Agreement with the Norwegian State”).

Approximately 33% of Eksportfinans’ outstanding export-related loans at December 31, 2011 were issued under the 108 Agreement, compared to 35% of export-related loans at the end of 2010. This decrease in loans issued under the 108 Agreement is primarily due to the fact that financing on market terms was generally more favorable than financing on CIRR-terms during most of 2011. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”. The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Government under this arrangement:

	2011	2010	2009	2008	2007	2006	2005
Amount paid or payable to Eksportfinans (NOK millions)	382	332	152	38	26	31	35
Payment in respect of (year)	2009	2008	2007	2006	2005	2004	2003

     The increase in the volume of loans in 2007 through 2008 led to an increase in the amount payable by the Government under the 108 Agreement in 2009 through 2011.

     Municipal Lending

     Sale of Kommunekreditt

     In June 1999, Eksportfinans acquired Kommunekreditt. Kommunekreditt, headquartered in Trondheim, Norway, engaged in long-term financing of Norwegian local governments. Kommunekreditt made loans without any form of credit enhancement to Norwegian municipalities, counties and companies that are the joint undertaking of two or more municipalities (so called joint-municipal companies) as well as to private independent companies against guarantees from municipalities, counties, the Government or a bank. From 2006 Kommunekreditt also engaged in direct loans to banks in situations where the bank was able to link the credit to a defined portfolio of public sector company loans that could be refinanced via Kommunekreditt. Kommunekreditt provided loans with fixed or floating rates of interest and terms from one month to 10 years both for refinancing existing loans and for new borrowings.

     On May 7, 2009 Eksportfinans entered into an agreement with Kommunal Landspensjonskasse gjensidig forsikringsselskap (KLP) for the sale of all of the shares in Kommunekreditt Norge AS (the Sale and Purchase Agreement). KLP agreed to purchase the shares in Kommunekreditt at book value, NOK 870 million. The sale closed as scheduled on June 24, 2009 (the Closing).

     In connection with the Sale and Purchase Agreement, Eksportfinans entered into a Term Facility Agreement dated May 7, 2009 (the Term Facility Agreement), under which it granted Kommunekreditt a NOK 34 billion loan, an amount equivalent to Eksportfinans’ outstanding funding of the activities of Kommunekreditt at Closing (excluding the Excluded Portfolio, described below). The loan had a term of approximately two years from Closing with eight equal quarterly amortization payments, the first of which was paid on December 15, 2009 and the last of which was paid on September 15, 2011.

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

     The Retained Municipal Portfolio

     The credit risk on loans to or with guarantees from Norwegian municipalities or counties is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and/or penalty interest. After a period of postponement of payments it is expected that the Ministry of Local Government will arrange for payments of the municipality’s payment obligations. The Retained Municipal Portfolio’s credit exposure to the Kingdom of Norway in terms of loans to or guaranteed by Norwegian municipalities or counties was NOK 10.5 billion as of December 31, 2011 (NOK 10.7 billion as of December 31, 2010).

     In its local government transactions Kommunekreditt offered loans to municipalities or counties or to companies having the support of guarantees from municipalities, counties, the Government or banks. Kommunekreditt typically financed investments in municipal infrastructure projects such as roads, water and sewage systems, health and social care, schools and cultural institutions. Proceeds of Kommunekreditt’s loans were used for new projects as well as for refinancing existing loans.

     Types of Financing in the Retained Municipal Portfolio

     Loans in the Retained Municipal Portfolio have terms ranging from one year to ten years or more. As of December 31, 2011, 37% (as of December 31, 2010, 40%) of the outstanding loans had a remaining term in excess of five years.

     Loans in the Retained Municipal Portfolio include both floating rate and fixed rate terms.

     Floating rate loans bear interest either at a rate linked to the Norwegian Interbank Offered Rate (NIBOR) plus a margin or at a rate that is adjustable at our discretion upon 14 days’ notice. If the borrower rejects the adjusted interest rate, the loan and accrued interest must be repaid immediately. As of December 31, 2011, 81% were at floating interest rates (82% as of December 31, 2010).

     If a loan is fixed interest rate, the fixed interest rate normally applies for the whole term of the loan. Some loans may have a fixed rate of interest for a shorter period than the term of the loan. For such loans, at the end of the initial term either new fixed rates of interest are agreed or the loan is repaid. Prepayments of fixed rate loans are subject to a penalty based on the difference between the agreed interest rate and the market interest rate at the time of prepayment. As of December 31, 2011, 19% of the loans were at fixed interest rates (December 31, 2010, 18%).

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

     Loans in the Retained Municipal Portfolio were made:

•	to municipalities and counties,
•	to companies, where the credit is secured by guarantees from municipalities, counties, banks or the Government, and
•	to banks in connection with the refinancing of loans to companies in the public sector.

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

     Under these procedures, the Government, acting through the Ministry of Local Government, takes over the management of a municipality or county if the local authority is in a financial situation that results in its inability to fulfill its payment obligations. To that end a supervisory board is appointed. As long as the suspension of payments is in force, no payments may be made without the approval and authorization of the supervisory board. The supervisory board is required to approve a new annual budget and a new financing plan for the municipality or county. The annual budget must secure an operating result that is sufficient to cover interest, ordinary installments and necessary provisions. The financing plan must contain a summary of the local authority’s debt burden and how it will be serviced in the coming years. In preparing the financing plan, the supervisory board must consider any government transfers necessary to restore the local authority’s finances to a position where its obligations can once again be serviced. Once the Ministry of Local Government has approved the new financing plan and budget, the supervisory board is dissolved and payments are resumed. From that date the municipality or county must resume servicing its outstanding debt, principal and accumulated interest.

     Although the issue is not free from doubt, based upon interpretations by the Ministry of Local Government and the Ministry of Justice, we expect that interest on delayed payments of interest will also accrue during a period of suspension of payment.

     The Government is required to ensure that the municipalities are financially able to carry out the functions allocated to them. The Government exercises a considerable amount of financial control over municipalities and counties, including setting the tax rate and defining the types of income or assets that are taxable. The Government controls municipal expenditure by defining the public services to be undertaken by municipal authorities.

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

     Transfers of income from the Government and that part of tax revenues which is received by municipalities and counties are evaluated by reference to the tasks given to municipalities and counties by the Norwegian Parliament. On average a municipality generates 40% to 45% of its revenues from taxes levied by it and 40% to 45% of its revenues from funds transferred by the Norwegian central government. The remaining income is mainly derived from charges for services such as water, sewage, garbage collection, kindergarten, etc.

     Analysis of Loans

     Composition of Loans

     The following table sets forth the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality and county loans for each of the last five years:

	Year ended December 31,
(NOK millions) (1)	2011	2010	2009	2008	2007
Loan disbursements (during the year):
Export-related commercial loans	27,447	30,923	13,729	11,234	11,242
Export-related Government-supported loans (2)	6,238	2,731	14,381	14,062	11,543
Municipal and county loans (3)	—	—	10,909	8,047	16,398
Loan to KLP Kreditt AS	—	—	34,352	—	—
Total (4)	33,685	33,654	73,371	33,343	39,183

Loans outstanding (at year-end):
Export-related commercial loans	76,699	64,499	42,547	48,820	38,705
Export-related Government-supported loans (2)	34,599	35,317	38,828	31,551	17,639
Loan to KLP Kreditt AS	—	12,882	30,058	—	—
Direct loans to Norwegian local government	5,653	5,719	5,778	53,855	63,553
Municipal-related loans to other credit institutions	4,798	4,943	4,943	4,943	4,723
Loans to employees	58	52	48	60	69
Total	121,807	123,412	122,202	139,229	124,689

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

(2)	Export-related government-supported loans refer to all loans given under the 108 Agreement with the Government. Refer to disclosures under the heading “Arrangement with the Government” in this section for further information about these loans. The export-related government-supported loans can be protected by all types of credit support presented under the heading “Credit Support” later in this section.

(3)	The figure for 2009 includes the acquisition of NOK 10.9 billion of loans included in the Retained Municipal Portfolio.

(4)	Amounts for 2011, 2010, 2009, 2008 and 2007 include loans acquired from shareholders amounting to NOK 3,644 million, NOK 2,867 million, NOK 1,263 million, NOK 2,666 million and NOK 4,715 million, respectively.

The following table represents an analysis of the Company’s loans outstanding for each of the last five years:

(NOK millions) (1)	2011	2010	2009	2008	2007
Beginning balance	123,412	122,202	139,228	124,689	99,059
Add — disbursements (1)	33,685	33,654	73,371	33,343	39,183
Deduct — repayments (2)	(35,422)	(32,416)	(83,820)	(27,683)	(10,831)
Adjustments related to year-end exchange rates (3)	132	(28)	(6,577)	8,879	(2,722)
Balance at year-end	121,807	123,412	122,202	139,228	124,689

(1)	Of NOK 73.4 billion in 2009, NOK 45.3 billion is related to funding of Kommunekreditt Norge AS and other municipal related disbursements after the sale of the subsidiary.

(2)	Of NOK 83.8 billion in 2009, NOK 44.5 billion is related to repayment from Kommunekreditt Norge AS in relation to the sale of the subsidiary.

(3)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

     Our export-related loans are divided into three categories: ships, capital goods and additional export-related and international activities, as described in the footnotes to the tables below.

     The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:

Loans disbursements (during the year):

	Year ended December 31,
(NOK millions)	2011	2010	2009	2008	2007
Export-related Loans
of which Ships (1)	9,634	15,879	12,958	15,905	12,288
of which Capital goods (2)	13,678	9,124	15,152	7,016	6,452
of which Other export-related and international activities (3)	10,373	8,651	—	2,375	4,045
Municipal and county loans (4)	—	—	10,909	8,047	16,398
Loan to KLP Kreditt AS	—	—	34,352	—	—
Total (5)	33,685	33,654	73,371	33,343	39,183

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

	Year ended December 31,
(NOK millions)	2011	2010	2009	2008	2007
Renewable energy	4,394	1,425	—	—	—
Aviation and shipping	2,816	264	—	—	—
Infrastructure	1,064	—	—	—	—
Environment	688	—	—	—	—
Consumer goods	612	4,649	—	—	46
Real estate	411	581	—	655	1,311
Banking and finance	388	—	—	197	2,470
Oil and gas	—	1,732	—	583	62
IT and telecommunication	—	—	—	940	—
Aluminum, chemicals and minerals	—	—	—	—	156
Total	10,373	8,651	—	2,375	4,045

(4)	The figure for 2009 includes the acquisition of NOK 10.9 billion of loans included in the Retained Municipal Portfolio

(5)	Amounts for 2011, 2010, 2009, 2008 and 2007 include loans acquired from shareholders amounting to NOK 3,644 million, NOK 2,867 million, NOK 1,263 million, NOK 2,666 million and NOK 4,715 million, respectively.
25

 Loans outstanding at year-end:

	Year ended December 31,
(NOK millions)	2011	2010	2009	2008	2007
Export-related Loans
of which Ships (1)	44,989	45,376	36,376	31,631	19,570
of which Capital goods (2)	33,991	31,992	28,347	19,931	10,757
of which Other export-related and international activities (3)	32,318	22,448	16,652	28,809	26,017
Loan to KLP Kreditt AS	—	12,882	30,058	—	—
Direct loans to Norwegian local government	5,653	5,719	5,778	53,855	63,553
Municipal-related loans to other credit institutions	4,798	4,943	4,943	4,943	4,723
Loans to employees	58	52	48	60	69
Total	121,807	123,412	122,202	139,228	124,689

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

	Year ended December 31,
(NOK millions)	2011	2010		2009	2008	2007
Banking and finance	6,938	7,264		8,260	8,875	8,325
Renewable energy	5,494	1,425		—	—	—
Consumer goods	5,375	4,757		3,052	3,715	2,994
Aviation and shipping	5,233	264		40	106	89
Real estate	5,063	5,626	*	5,237	5,569	5,136
Oil and gas	2,491	2,935		25	606	1,069
Infrastructure	1,060	150		—	—	—
Environment	661	—		—	—	—
Aluminum, chemicals and minerals	—	3		8	13	213
Engineering and construction	—	—		1	30	26
Pulp and paper	—	—		—	4,933	3,980
IT and telecommunication	—	—		—	4,928	3,981
Hydro electric power	—	—		—	—	166
Other categories	3	24		29	34	38
Total	32,318	22,448		16,652	28,809	26,017

*Infrastructure of NOK 150 million was included in the line captioned Real estate management as of December 31, 2010.

(4)	There were no material loan disbursements to employees in 2011.
26

     Maturity of Loans

     The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2011, categorized by maturity dates.

(NOK millions)	1 year	From 1 year up to and including 5 years	Over 5 years	Total
Municipal and county loans	1,302	6,346	2,803	10,451
Export-related loans	24,259	74,519	12,578	111,356
Total	25,561	80,865	15,381	121,807

     Interest Rate Type of Loans

     The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2011, categorized by type of interest rate.

(NOK millions)	Fixed interest rates	Adjustable interest rates	Total
Municipal and county loans	1,829	8,622	10,451
Export-related loans	34,828	76,528	111,356
Total	36,657	85,150	121,807

     Currency of Loans

     The following table shows the composition of the Company’s loans by currency of the loans, based upon the contract terms, as of December 31, for each of the last five years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,
(NOK millions, except percentages) (1)	2011		2010		2009		2008		2007
Norwegian kroner	63,392	52.0%	71,046	57.6%	85,700	70.1%	96,530	69.3%	90,297	72.4%
U.S. dollars	55,716	45.7%	49,023	39.7%	33,582	27.5%	33,794	24.3%	23,602	18.9%
Euro	2,116	1.7%	3,236	2.6%	1,778	1.5%	7,424	5.3%	9,829	7.9%
Other	583	0.5%	107	0.1%	1,142	0.9%	1,480	1.1%	961	0.8%
Total	121,807	100.0%	123,412	100.0%	122,202	100.0%	139,228	100.0%	124,689	100.0%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

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

	Year ended December 31,
(NOK millions) (1)	2011	2010	2009	2008	2007
Norway (2)	82,366	87,282	90,460	106,640	106,295
Bermuda	8,956	10,445	7,746	4,633	2,537
USA	3,491	3,331	4,150	5,089	4,676
Greece (3)	3,011	498	480	561	26
Cyprus	2,936	2,643	1,079	593	506
Other (4)	21,047	19,213	18,287	21,712	10,649
Total	121,807	123,412	122,202	139,228	124,689

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

(2)	Of which loans related to Norwegian municipalities (including the loan to KLP Kreditt AS) amounted to NOK 10,451 million, NOK 23,544 million, NOK 40,779 million, NOK 58,797 million and NOK 68,276 million in 2011, 2010, 2009, 2008 and 2007, respectively.

(3)	All loans to Greek debtors are supported by guarantees given by non-Greek guarantors.

(4)	In 2011, “Other” does not include any individual country amounts greater than those disclosed by individual country for that year.
28

     Credit Support

     The following tables provide an overview of the types of our outstanding loans as of December 31, for each of the last five years:

	As of December 31,
Municipal lending: (NOK millions, except percentages) (1)	2011		2010		2009		2008		2007
Loans to Norwegian banks	4,798	45.9%	4,943	21.0%	4,943	12.1%	4,943	8.4%	4,723	6.9%
Norwegian bank guarantees	3,638	34.8%	3,660	15.5%	3,689	9.1%	4,215	7.2%	2,463	3.6%
Loans to or guaranteed by Norwegian
municipalities	2,015	19.3%	2,058	8.7%	2,089	5.1%	49,639	84.4%	61,090	89.5%
Loan to KLP Kreditt AS	—	—	12,882	54.8%	30,058	73.7%	—	—	—	—
Total	10,451	100%	23,544	100%	40,779	100%	58,797	100%	68,276	100%

	As of December 31,
Export-related lending: (NOK millions, except percentages) (2) (5)	2011		2010		2009		2008		2007
Government guarantees (4)	46,777	42.0%	39,792	39.9%	26,365	32.4%	18,402	22.9%	9,755	17.3%
Norwegian bank guarantees	21,946	19.7%	21,092	21.1%	14,965	18.4%	23,506	29.2%	19,933	35.3%
Foreign bank guarantees (3)	14,955	13.4%	17,699	17.7%	15,622	19.2%	18,279	22.7%	13,512	24.0%
Pledges over cash deposits with banks	13,977	12.6%	13,563	13.6%	15,795	19.4%	10,405	12.9%	4,318	7.7%
Loans to Norwegian banks	13,255	11.9%	7,263	7.3%	8,260	10.2%	7,316	9.1%	7,220	12.8%
Loans to foreign banks	388	0.3%	407	0.4%	368	0.4%	2,462	3.1%	1,604	2.8%
Corporate guarantees	—	0.0%	—	0.0%	—	0.0%	2	0.0%	2	0.0%
Total	111,298	100%	99,816	100%	81,375	100%	80,372	100%	56,344	100%

(1)	Loan provided with security in the underlying lending portfolio transactions, in addition to KLP Kreditt AS being a Norwegian bank.

(2)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(3)	Includes direct loans to foreign banks from which we would accept a guarantee.

(4)	Consists of guarantees by the Guarantee Institute, other Norwegian agencies and foreign governments.

(5)	In addition, mortgage loans to employees accounted for NOK 58 million, NOK 52 million, NOK 48 million, NOK 60 million and NOK 69 million in 2011, 2010, 2009, 2008 and 2007, respectively.

     Government guarantees supported 42.0% of total outstanding export-related loans as of December 31, 2011, substantially all of which was covered by the Guarantee Institute. The percentage of government guarantees for export-related lending has increased substantially from 22.9% as of December 31, 2008 to 32.4% as of December 31, 2009 and then 39.9% as of December 31, 2010 because many commercial banks have reduced lending due to conditions in the financial markets and capital constraints.

     No loans to a single customer guaranteed by the Government or its agencies exceeded 3.8 % of total export-related loans as of December 31, 2011. Guarantees issued by two Norwegian banks, DNB Bank ASA and Nordea Bank Norge ASA, which together owned approximately 63.2% of the Company’s share capital as of December 31, 2011, supported 37% of total export-related loans. As of the same date, guarantees issued by one of those banks, DNB Bank ASA, supported approximately 30% of total export-related loans. No loan to a single customer guaranteed by DNB Bank ASA exceeded 4.8% of total loans in 2011.

     Guarantees issued by Nordea Bank Norge ASA, another shareholder, supported 6.9% of total export-related loans. No loan to a single customer guaranteed by Nordea Bank exceeded 1.3% of total loans. For further details, see Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.

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

     The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	Year ended December 31,
(NOK millions)	2011	2010	2009	2008	2007
Interest and principal installments more than 90 days past due (1)	504	511	416	12	4
Not matured principal on loan with payments more than 90 days past due (2)	17	453	58	39	16
Total	521	964	474	51	20
Interest and principal installments more than 90 days past due
expected to be collected from guarantor (3)	6	18	5	1	4

(1)	Of the amounts for 2011, 2010 and 2009, NOK 498 million, NOK 493 million and NOK 408 million, respectively relates to Icelandic banks.

(2)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.

(3)	All loans expected to be collected from a guarantor are loans where the borrower is a foreign counterparty. The amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. For further details, see note 28.4 to our audited consolidated financial statements in Item 18.

With the adoption of IFRS, all loans, with the exception of government-supported loans and a loan to KLP Kreditt are measured at fair value. Loans measured at fair value are not subject to separate impairment losses as any impairment would be included in the fair value measurement. The fair value measurements of loans are described in notes 4 and 28.7 to our audited consolidated financial statements in Item 18. The loan portfolios carried at amortized cost are continuously assessed for impairment. This applies for government-supported loans (the loans under the 108 Agreement with the Government) and the loan to KLP Kreditt. The method the Company uses to monitor credit risk is the same for loans carried at amortized cost and loans measured as at fair value through profit or loss. The credit monitoring of the amortized cost loans is used in the impairment assessment while the credit monitoring of the fair value loans is used in the fair value measurement. The Company reviews all non-performing loans for impairment on a quarterly basis. No loan loss provisions have been made to cover losses arising from circumstances existing at December 31, 2011.

     The Company monitors the following factors to identify any impaired loans:

▪	Adverse changes in credit rating levels, both for the debtor and the guarantor
▪	Adverse changes in credit spreads
▪	Payments past due
▪	Other indications of financial distress

     At the core of the Company’s lending plan is the decision to not assume credit risk on borrowers. Guarantees are required for all loans given by the Company. In this manner, the loans will have “double default” characteristics, i.e. both the debtor and the guarantor need to default in order for the Company to be exposed to credit losses.

     The Company obtains both government guarantees (primarily from the Guarantee Institute) and non-government guarantees. The non-government guarantees are obtained from large international and domestic banks. The lowest rating that is accepted for international banks (excluding the three largest owner banks: DNB Bank, Nordea and Danske Bank) is A- /A3. If banks fall below this level, the Company has the option to demand a new guarantor. For the three largest owner banks and other domestic banks, the Company will have a subjective right to demand a new guarantor if the Company no longer finds the guarantor acceptable.

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

     In October 2008, Iceland introduced an emergency law to deal with its national banking crisis. Three of the major Icelandic banks were nationalized and placed under Icelandic government ownership, control and supervision. At that time, Eksportfinans discovered that Glitnir hf, which had acted as agent bank and guarantor, had failed to perform its duties as agent by not transferring to Eksportfinans prepayments of three loans that had been legally prepaid by the borrowers. The total amount not reimbursed to Eksportfinans by Glitnir hf was NOK 414 million (at exchange rates applicable at December 31, 2011). To protect its claim against the bank, Eksportfinans has pursued and continues to pursue various legal measures and strategies to reclaim the unlawfully withheld amount in Iceland. Eksportfinans also participates in a syndicated loan to Glitnir hf, with Eksportfinans’ exposure being NOK 84 million (at exchange rates applicable at December 31, 2011). As of December 31, 2011, the fair value of the amount not reimbursed had been increased to 30.7% (from 27.7% as of December 31, 2010) of the principal amount of the loans, leading to an accumulated fair value reduction of NOK 345 million as per December 31, 2011 (at exchange rates applicable at December 31, 2011) with respect to both exposures. Save for these unauthorized actions by Glitnir hf acting as agent and the outstanding amounts under the Icelandic syndicated loan, the Company has incurred no loan losses to date.

     Foreign Outstandings

     The following table sets forth outstandings to obligors in foreign countries where aggregate outstandings to each country exceed 1.5% of the Company’s total assets at December 31, 2011. Additionally, it sets forth under “Other Countries” the aggregate outstandings for countries which each represent between 0.75% and 1.5% of the Company’s total assets. Outstandings consist of loans, securities and receivables. Guaranteed amounts are reflected as outstandings only in the country of the guarantor and not in the country of the borrower. These amounts are primarily outstanding against foreign banks.

	Year ended December 31,
	2011	2010	2009	2008	2007
(NOK million)	Outstanding
United Kingdom	11,701	11,753	16,466	22,267	13,956
Denmark	9,392	10,939	10,999	14,848	5,266
Finland	9,103	8,633	8,675	5,538	2,332
France	7,961	5,363	3,668	8,081	4,458
Germany	7,553	6,824	5,956	10,851	5,324
The Netherlands	7,403	5,484	6,87	12,689	5,767
USA	6,537	8,992	10,380	11,383	12,687
Sweden	3,908	(1)	—	4,394	—
Italy	3,385	4,523	9,068	9,241	8,159
Spain	(1)	4,295	8,378	9,730	8,886
Austria	(1)	(1)	—	—	—
Australia	(1)	(1)	5,889	5,682	5,984
Ireland	—	(1)	4,668	4,598	4,336
Japan	—	(1)	2,293	4,194	—
Other countries (1)	6,583	17,271	3,145	4,267	3,350
Total	73,526	84,073	96,572	127,763	80,505

(1)	Represents countries with respect to which the Company’s outstandings were between 0.75% and 1.5% of total assets. This includes Spain, Australia and Austria as of December 31, 2011. Austria, Australia, Ireland, Sweden, Belgium, Japan and the Philippines as of December 31, 2010. Canada as of December 31, 2009, Austria and Luxembourg as of December 31, 2008, and Canada and Sweden as of December 31, 2007.

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

     FINANCIAL INVESTMENTS

     Liquidity Portfolio

     Eksportfinans holds significant amounts of liquid securities in our PHA Portfolio and our Liquidity Reserve Portfolio, which together comprise the Liquidity Portfolio. These portfolios are in place to provide liquidity. The securities in the PHA Portfolio are mainly held to maturity and consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated asset-backed securities and some bonds issued by unrated Norwegian savings banks. The Liquidity Reserve Portfolio contains instruments with shorter weighted average maturities than those in the PHA Portfolio and does not contain asset-backed securities. For further information on the Liquidity Portfolio, see Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.

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

     Under the Financial Institutions Act, a financial institution must be licensed by the Government. The articles of association of a financial institution must be approved by the Ministry of Finance and Customs. The Articles of Association of Eksportfinans, among other things, provide for the Company’s management through the Board of Directors’ supervision and control, the Council of Representatives and the Control Committee. For further details, see Item 6. “Directors, Senior Management and Employees”.

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

     However, with effect from January 1, 2011, the Norwegian Ministry of Finance introduced new regulations concerning exposure towards a single customer. The most important change was that risk weighting for exposures to banks was discontinued. The maximum allowed exposure, equaling 25% of the institution’s regulatory capital, applies under the new provisions. Under the previous rules for calculating and reporting large exposures, Eksportfinans applied a risk weight of 20% for all loans that were secured by on-demand guarantees from banks. If the aggregated exposure to a borrower exceeded an amount equal to 25% of Eksportfinans’ regulatory capital, the excess amount was reported as an exposure towards the guaranteeing bank, and such 20% risk weighting was applied to the remaining exposure. That meant that maximum exposure to a single client (borrower and guaranteeing bank together in the manner described above) equaled NOK 7.1 billion based on Eksportfinans’ regulatory capital as of December 31, 2010. The new Norwegian provisions for large exposures are the same as the prevailing provisions applicable in the European Union (Directive 2006/48/EU) and such provisions do not permit the bank guarantee risk weighting that we employ. As a result, under the new rules the maximum exposure of Eksportfinans to borrower and guaranteeing banks would be approximately NOK 1.4 billion based on Eksportfinans’ regulatory capital as of December 31, 2010. Eksportfinans initially was granted a transitional period ending December 31, 2011, during which it could use the 2010 reporting standards for large exposures. On October 19, this temporary exemption was extended until December 31, 2012. However, the Government decided not to grant Eksportfinans a permanent exemption and also rejected a proposal by Eksportfinans and certain of its shareholders to recapitalize the Company in order to comply with the new rules. On November 18, 2011, the Government announced that it would assume responsibility for the export finance scheme previously managed by Eksportfinans, a decision that has profoundly affected Eksportfinans' business model with the removal of government supported loans from its lending business. The Company currently has a number of exposures that would exceed the limit following the termination of the transitional period. However, on February 13, 2012, the Financial Supervisory Authority of Norway (the FSA) granted the Company a new prolongation of the transitional period for the five lending transactions currently expected to exceed the regulatory limit for large exposures at December 31, 2012. The new temporary time limit for each of these five loans is based on scheduled repayments of principal on those loans reducing the outstanding loan balance of each of the five loans such that Eksportfinans’ exposure would be in compliance with the statutory limits. The new time limits are specific to each loan and fall within the period of December 31, 2014 – December 31, 2016.

     The prolongation of the transitional period is conditioned on Eksportfinans not increasing its exposures under these loans beyond the level of exposures that are currently contemplated by such loans. The FSA has also requested Eksportfinans to adapt to, to the extent possible, the statutory requirement as soon as possible.

     Previously, a 10% limit was placed on ownership of the shares of a financial institution by any single entity. Subject to approval by the Banking Insurance and Securities Commission, ownership of 10% or more is now permitted. For further details, see Item 7.A. “Major Shareholders”.

     COMPETITION

     Before the Government's decision caused Eksportfinans to cease new lending, Eksportfinans competed indirectly with export credit agencies of other OECD member countries in providing government-supported export credits. Deregulation and globalization of the world’s financial markets had resulted in an increasingly competitive environment for financial institutions, including the Company, both in making commercial loans in particular and for obtaining funding. In making commercial loans, the Company competed with funding offered by Norwegian and, to a lesser extent more recently, foreign financial institutions. The Company also competed with such institutions and other entities for funds in the domestic and international capital markets. We believe that the competitiveness of the Company’s loans reflected our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administered on behalf of the Government.

     C. ORGANIZATIONAL STRUCTURE

     Following the liquidation of eFunding AS during 2010 and the sale of Kommunekreditt Norge AS in 2009, Eksportfinans has no subsidiaries. eFunding AS was an empty shell company formed to prepare for the commercialization of the eFunding Platform (see item 5.B. “Liquidity and Capital Resources – General”), an idea that was subsequently abandoned.

     D. PROPERTY AND EQUIPMENT

     Eksportfinans owns 68.3% of an office building in Oslo, Norway, in which its offices have been located since 1980. Eksportfinans utilizes approximately 52% of the portion of the building owned by it and leases the remainder to unrelated parties.

Item 4A. UNRESOLVED STAFF COMMENTS

     None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The principal source of the Company’s revenue is the interest earned on its assets and capital, and the Company’s principal expense is the cost of its debt obligations, including interest, related borrowing costs and underwriting commissions. With respect to certain types of government-supported lending, the Company’s net lending rates and borrowing costs (after receipt of government compensatory payments) are defined by an arrangement with the Government, which is designed to provide the Company with a fixed profit margin and protection against exchange rate fluctuations on its government-supported lending business. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Government”. The Company also offered credit terms in commercial loan transactions that were based on prevailing market conditions.

      A. OPERATING RESULTS

           General

     Throughout 2011, profits from the underlying business operations remained strong, and disbursements of export credits through November 2011 have been at the same level as in 2010, which was a record high. In all, Eksportfinans disbursed NOK 33.7 billion in new export related loans in both 2011 and 2010.

      Results of Operations

     The following table sets forth our results for the years ended December 31, 2011, 2010 and 2009.

	Year ended December 31,
(NOK millions)	2011	2010	2009
Total interest and related income	5,628	5,817	7,213
Total interest and related expenses	4,079	4,398	5,743
NET INTEREST INCOME	1,550	1,419	1,470
Commissions and income related to banking services	1	2	2
Commissions and expenses related to banking services	6	7	8
Net gains/(losses) on financial instruments at fair value	40,373	(603)	(3,793)
Other income	16	7	15
NET OTHER OPERATING INCOME	40,385	(602)	(3,784)
TOTAL OPERATING INCOME	41,935	817	(2,314)
Salaries and other administrative expenses	182	157	152
Depreciation	20	23	20
Other expenses	12	14	15
TOTAL OPERATING EXPENSES	214	195	187
PRE-TAX OPERATING PROFIT/(LOSS)	41,721	623	(2,501)
Taxes	11,682	175	(699)
PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	30,039	448	(1,802)
Profit/(loss) for the year from discontinued operations, net of taxes	0	0	1
TOTAL COMPREHENSIVE INCOME	30,039	448	(1,801)

     The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. Interest rates and average total assets affect interest income and interest expense during the year.

     As of December 31, 2011, approximately 80% of the Company’s assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, all assets and liabilities are converted to floating-rate (primarily 3 month), mainly in Norwegian kroner, euro and U.S. dollars. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Average interest earning assets were higher than average interest bearing liabilities as of December 31, 2011, 2010 and 2009. Management believes the difference can be looked upon as equity-funded assets. As the equity of the Company is denominated in NOK, fluctuations in interest rates in NOK may affect the return on equity-funded assets.

     During 2011 the average short-term Norwegian kroner NIBOR interest rate increased by approximately 0.4 percentage points from 2010. During 2010 the average short-term Norwegian kroner NIBOR interest rate increased by approximately 0.1 percentage points from 2009 and decreased by approximately 3.8 percentage points during 2009. The average short-term euro London Inter-Bank Offered Rate (LIBOR) increased approximately 0.6 percentage points during 2011, it had decreased about 0.4 percentage points during 2010 and decreased about 3.4 percentage points during 2009. The average short-term U.S. dollar LIBOR interest rate stayed at the same level during 2011 and decreased about 0.3 percentage points during 2010 and decreased about 2.2 percentage points during 2009.

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

     During 2011 the Norwegian kroner appreciated 0.7% against the euro and depreciated 2.3% against the U.S. dollar. During 2010 the Norwegian kroner appreciated 6.0% against the euro and depreciated 1.4% against the U.S. dollar. During 2009 the Norwegian kroner appreciated 15.7% against the euro and appreciated 17.5% against the U.S. dollar.

     As of December 31, 2011, the Company’s net foreign currency position amounted to NOK 1 million in U.S. dollars and NOK 1 million in euros. As of December 31, 2010, the Company’s net foreign currency position amounted to NOK 40 million in U.S. dollars and NOK 5 million in euros (NOK 4 million in U.S. dollars and NOK 7 million in euros in 2009). Net loss in foreign exchange in 2011 amounted to NOK 4 million, compared to a profit of NOK 9 million in 2010 and a loss of NOK 101 million in 2009, as a result of changes in foreign exchange rates.

     There was a decrease in both total interest income and total interest expense in 2011 compared to 2010 and a decrease in both items in 2010 compared to 2009. The main reasons for the decrease in both total interest income and total interest expenses during 2011 were the decrease in the average balance of interest bearing assets and liabilities. The main reasons for the decrease in both total interest income and total interest expenses during 2010 were the decrease in the average short-term euro LIBOR interest rate and the average short-term U.S. dollar LIBOR interest rate.

     Total interest and related income in 2011 was NOK 5,628 million, compared to NOK 5,817 million in 2010, a decrease of NOK 188 million, or 3.2%. Total interest and related income in 2010 was NOK 5,817 million, compared to NOK 7,213 million in 2009, a decrease of NOK 1,396 million, or 19.4%. Changes in total interest and related income are discussed in the following paragraphs.

     Interest and related income on loans decreased by NOK 194 million, or 4.0%, from 2010 to 2011. Interest and related income on loans decreased by NOK 384 million, or 7.3%, from 2009 to 2010.

     Interest and related income on securities and other interest and related income increased by NOK 5 million, or 0.5%, from 2010 to 2011. Interest and related income on securities and other interest and related income decreased by NOK 1,013 million, or 52.6%, from 2009 to 2010.

     Total interest and related expenses in 2011 was NOK 4,079 million compared to NOK 4,398 million in 2010. Interest and commissions on the Company’s debt decreased by NOK 319 million (7.3%) from 2010 to 2011. Total interest and related expenses in 2010 was NOK 4,398 million compared to NOK 5,743 million in 2009. Interest and commissions on the Company’s debt decreased by NOK 1,345 million (23.4%) from 2009 to 2010.

     The reasons for such changes are described in the paragraphs above. See also “— Average balance sheet and net interest income” and “— Changes in net interest income — volume and rate analysis.”

     The Company’s net interest income is composed of interest income on equity-funded assets and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2011 was NOK 1,550 million, a 9.2% increase from net interest income of NOK 1,419 million in 2010. The main reason for the higher net interest income in 2011 was mainly due to higher margins on lending and placements in securities. Net interest income in 2010 was NOK 1,419 million, a 3.5% decrease from net interest income of NOK 1,470 million in 2009. The main reason for the lower net interest income in 2010 was the accrual for preference share dividends to the Government as part of the borrowing agreement between Eksportfinans and the Government entered into in 2008.

     In addition to net interest income, profit/(loss) for the year is affected by commissions earned and paid, gains/(losses) on financial instruments at fair value, other income and total operating expenses. Changes in these factors are discussed in the following paragraphs.

     Commissions earned and income related to banking services amounted to NOK 1 million in 2011 and NOK 2 million in 2010 and 2009. These commissions consist of income on guarantees to our clients.

     Net gains/(losses) on financial instruments at fair value showed a total gain of NOK 40,373 million in 2011, compared to a loss of NOK 603 million in 2010 and a loss of NOK 3,793 million in 2009.

     During 2011, volatility in the international capital markets continued to cause fluctuations in the fair value measurements of financial instruments. After the implementation of the Portfolio Hedge Agreement with Eksportfinans shareholders on February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In 2011, unrealized gains on Eksportfinans’ own debt amounted to NOK 43,054 million, compared to unrealized gains of NOK 2,997 million in 2010 and unrealized gains of NOK 4,516 million in 2009 (see note 5 to the accompanying audited consolidated financial statements). Net of derivatives, this amounted to an unrealized gain of NOK 40,653 million in 2011, compared to an unrealized loss of NOK 390 million in 2010 and a loss of 3,842 million in 2009 (see note 29.4 to the accompanying audited consolidated financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 42.1 billion as of December 31, 2011. The unrealized gains are caused by the spread increase following the ratings downgrades of Eksportfinans. These unrealized gains on own debt will be reversed as unrealized losses in future periods following credit spread tightening and running of time. The capital adequacy will not be affected by this effect in any material way.

     Of the total net gains on financial instruments at fair value of NOK 40,373 million in 2011, NOK 40,515 million is unrealized gains on financial instruments. Of the total net losses on financial instruments at fair value of NOK 603 million in 2010, NOK 554 million is unrealized losses on financial instruments. Of the total net losses on financial instruments at fair value of NOK 3,793 million in 2009, NOK 3,858 million is unrealized losses on financial instruments. See note 5 to our audited consolidated financial statements in Item 18 for a specification of the unrealized loss per class of financial instruments. For most classes of financial instruments presented in note 5, there is an economic hedge in place to hedge against changes in credit risk, foreign currency risk or other market risk. Since we do not apply hedge accounting for any of our financial instruments, an analysis of each individual line item in note 5 will not be meaningful. For example, a change in fair value of one financial derivative will have an offsetting change in fair value on the bond debt line item in note 5. A more meaningful analysis can be made on unrealized gains or losses after the impact of economic hedges. Such numbers are presented in the table in note 29.4 to our audited consolidated financial statements.

     As shown in the table in note 29.4 to the audited consolidated financial statements, the unrealized gains of NOK 40,609 million in 2011 come almost entirely from unrealized gains on bond debt of NOK 40,653 million. The unrealized losses of NOK 554 million in 2010 come mostly from unrealized losses on bond debt of NOK 390 million. Of the unrealized losses of NOK 3,793 million in 2009, NOK 3,842 million is related to bond debt. The fair value of bond debt is established using a discounted cash flow model as presented under the heading “Other bond debt” in note 4.1 to our audited consolidated financial statements. The most significant assumption impacting the fair value of bond debt is the credit spread assumption. During 2011, the credit spreads on the Company’s bond debt increased from an interval ranging from negative 9 to 68 basis points for different maturities as of December 31, 2010 to an interval of 532 to 650 basis points for different maturities as of December 31, 2011. As of December 31, 2009, the credit spreads on the Company’s bond debt were in an interval ranging from 21 to 92 basis points for different maturities. The significant increase in credit spread in 2011 compared to 2010 has caused a significant decrease in the fair value of the Company’s bond debt in 2011, which is reflected in the level of unrealized gains on bond debt in 2011.

     The Company recorded unrealized losses on loans of NOK 52 million in the year ended December 31, 2011, compared to losses on loans of NOK 89 million in the year ended December 31, 2010 and losses of NOK 49 million in the year ended December 31, 2009. The fair values of loans are determined using a discounted cash flow model, incorporating appropriate yield curves and credit spreads obtained from the market. The most important reason for the unrealized losses recorded is an increase in credit spreads of our borrowers.

     For the year ended December 31, 2011, the Company recorded unrealized gains of NOK 19 million on securities, compared to unrealized losses of NOK 62 million in the year ended December 31, 2010 and unrealized gains of NOK 99 million in the year ended December 31, 2009. The fair value of the securities portfolio is established using a valuation model or quoted market prices. The most significant inputs to the valuation model are indices based on credit spreads and liquidity.

     Other income amounted to NOK 16 million in 2011, compared NOK 7 million in 2010 and NOK 15 million in 2009.

     Total operating expenses were NOK 214 million in 2011, compared with NOK 195 million in 2010 and NOK 187 million in 2009, with the increase in 2011 mainly due to additional expenses related to the Government's decision to assume responsibility for the provision of export credit loans.

     Pre-tax operating result showed a profit of NOK 41,721 million in 2011, compared to a profit of NOK 623 million in 2010 and a loss of NOK 2,501 million in 2009.

     The Company’s total taxes for 2011 was an expense of NOK 11,682 million (which includes NOK 295 million in taxes payable and a change in deferred taxes of NOK 11,387 million), compared to an expense of NOK 175 million in 2010 and an income of NOK 699 million in 2009. The effective tax rate applied to pre-tax profit/(loss) was 28 percent for all three years.

     As a result of the previously discussed line items, total comprehensive income for the year 2011 showed a profit of NOK 30,039 million, compared to a profit of NOK 448 million in 2010 and a loss of NOK 1,801 million in 2009.

     Profit excluding unrealized gains and losses on financial instruments (see the table below), which is a non-GAAP/IFRS financial measure, amounted to NOK 945 million in 2011, NOK 859 million in 2010and NOK 1,041 million in 2009. The increase from 2010 to 2011 was mainly due to higher net interest income, caused by higher margins on both lending and liquidity placements and the absence in 2011 of the preference share dividend expense accounted for in 2010. The reduction from 2009 to 2010 was mainly due to lower net interest income, a reduction in net realized gains/losses in the second and fourth quarter of 2010 related to termination of swap agreements and 2009’s recognized gains related to Icelandic banks. The main reason for the lower net interest income in 2010 was the accrual for Preference Share Dividends to the Government of NOK 126 million as part of the borrowing agreement from 2008. For 2009, the expected recovery rate on the Icelandic bank exposure increased, leading to an unrealized gain of NOK 91 million (at exchange rates applicable at December 31, 2009). These unrealized gains have then enhanced the calculated non-GAAP/IFRS profit for the period excluding unrealized gains/(losses) on financial instruments at fair value. The Company’s management considers profit excluding unrealized gains and losses on financial instruments to be an important measure because it provides better insight into the Company’s underlying business operations without the volatility caused by fair value fluctuations.

Reconciliation of total comprehensive income to the non-GAAP/IFRS profit for the period excluding unrealized gains/(losses)

	Year ended December 31,
(NOK millions)	2011	2010	2009
Total comprehensive income	30,039	448	(1,801)
Losses/(profit) for the year from discontinued operations, net of taxes	0	0	(1)
Net unrealized losses/(gains) on financial instruments at fair value (1)	(40,515)	554	3,858
Realized losses hedged by the Portfolio Hedge Agreement	94	0	0
Unrealized gains/(losses) related to Icelandic bank exposure	14	17	91
Tax-effect (2)	11,314	(160)	1,106
Profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	945	859	1,041
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial
instruments at fair value	17.2%	17.7%	24.2%

(1)	For further details, see note 5 to our audited consolidated financial statements in Item 18.

(2)	28% of the unrealized items above.

     On March 1, 2012, the Board proposed no dividend related to the fiscal year 2011, compared to a dividend of NOK 500 million in 2010 and a dividend of NOK 700 million in 2009.

     Disbursements of new export-related loans from Eksportfinans amounted to NOK 33.7 billion in 2011, compared to NOK 33.7 billion in 2010 and NOK 28.1 billion in 2009. Eksportfinans’ total outstanding export-related loans increased to NOK 111.3 billion at December 31, 2011 from NOK 99.8 billion at December 31, 2010 and NOK 81.4 billion in 2009. Several factors contributed to the continuing high level of export lending in 2011. Eksportfinans remained an attractive choice by providing favorable financing offers on competitive market terms, which is reflected in the increase in the loan disbursements. The demand for Eksportfinans’ government supported export credit was particularly high in 2009 and decreased in 2010 and 2011 due to the development of floating versus fixed rates of interest. In addition, the overall market situation for Eksportfinans’ main customer groups was still good in 2011. Less competition and lending capacity by commercial banks also contributed to the high level of new loan disbursements.

     On June 24, 2009, Kommunekreditt Norge AS was sold to KLP. At the same time, NOK 11 billion of loans from Kommunekreditt to Norwegian municipalities were sold to Eksportfinans ASA at market value. Eksportfinans ASA expects to hold this portfolio of municipal loans to maturity. As part of the sale, Eksportfinans also provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion, secured by Kommunekreditt’s loans that were outstanding as of Closing. This loan was contractually set to be repaid in eight equal, quarterly amounts, with the last installment paid in September of 2011 as per the contract. Eksportfinans’ total involvement in local government lending totaled NOK 10.4 billion at year-end 2011, compared to NOK 23.5 billion in 2010 and 40.8 billion at December 31, 2009.

     Average balance sheet and net interest income

	2011			2010			2009
(unaudited)	Average balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %
Cash, bank deposit, repo with credit
institution	9,713	70	0.72%	11,794	67	0.56%	8,480	104	1.23%
Municipal and county loans	16,187	487	3.01%	33,287	872	2.62%	48,468	1,389	2.87%
Export-related loans	106,926	4,163	3.89%	92,234	3,968	4.30%	81,223	3,795	4.67%
Debt securities	63,738	864	1.36%	78,285	869	1.11%	88,857	1,852	2.08%
Cash collateral	4,824	18	0.36%	4,648	10	0.22%	9,175	27	0.29%
Other related income		26			31			46
Total interest earnings assets	201,388	5,628	2.78%	220,248	5,817	2.63%	236,203	7,213	3.03%
Commercial paper	10,022	23	0.23%	17,068	49	0.29%	32,367	405	1.25%
Bond debt net of reacquired debt	175,444	3,985	2.27%	189,652	4,145	2.19%	193,965	5,237	2.70%
Subordinated debt and capital
contribution securities	1,427	13	0.95%	1,822	17	0.93%	1,899	35	1.86%
Cash collateral	8,228	18	0.22%	5,930	13	0.22%
Other debt	329	13	4.08%	324	17	5.27%	3,301	23	0.70%
Other related expenses		26			157			43
Total interest bearing liabilities	195,450	4,078	2.07%	214,796	4,398	2.04%	231,532	11,187	2.46%
Net interest earnings (*)		1,550			1,419			1,470
Net yield on interest-earning assets (**)			0.71%			0.59%			0.57%

(*)	Difference between total interest earned and total interest expense.

(**)	Net interest earnings divided by total interest-earning assets.

     Apart from the Icelandic bank exposure, there are no non-accruing loans. For further details, see note 29.4 to our audited consolidated financial statements in Item 18.

     The average balances shown in the table are daily averages.

     Changes in net interest income — volume and rate analysis

     The following table breaks down changes in net interest income between changes in volume and changes in interest rates for the periods 2011, 2010 and 2009. Volume and rate variances have been calculated based on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

(NOK millions)	2011/2010 Change due to increase/(decrease) in:			2010/2009 Change due to increase/(decrease) in:
	Total change	Volume	Rate	Total change	Volume	Rate
Interest receivable
Cash, bank deposits and reverse repos
with credit institutions	3	(12)	15	(38)	41	(79)
Municipal and county loans	(385)	(448)	63	(516)	(435)	(81)
Export-related loans	195	632	(437)	173	514	(341)
Debt securities	(4)	(161)	157	(983)	(220)	(763)
Cash collateral	7	—	7	(16)	(13)	(3)
Other related income	(5)	(5)	—	(16)	(16)	—
Total interest receivable (1)	(188)	(490)	302	(1,395)	(514)	(881)
Interest payable
Commercial paper	(26)	(21)	(5)	(356)	(191)	(156)
Bond debt net of reacquired debt	(160)	(310)	150	(1,092)	(116)	(976)
Subordinated debt and capital
contribution securities	(3)	(3)	—	(18)	(1)	(17)
Cash Collateral	5	5	—	13	0	13
Other debt	(4)	—	(4)	(6)	(21)	15)
Other related expenses	(132)	(132)	—	116	116	—
Total interest payable (1)	(319)	(393)	74	(1,344)	(427)	(917)
Movement in net interest income
(Decrease)/increase in interest receivable	(188)	(490)	302	(1,395)	(514)	(881)
Decrease/(increase) in interest payable	319	393	(74)	1,344	427	917
Total change in net interest income	131	(97)	228	(51)	(87)	36

(1)	The volume and rate variances on total interest receivable and total interest payable are calculated on the total amounts, which does not add up to the total of each group of balance sheet item. This is due to the different rate of growth in volume on individual balance sheet item and the total volume.

     The Company had loan commitments at December 31.2011 totaling approximately NOK 2.2 billion, NOK 21 billion at December 31, 2010 and NOK 31 billion at December 31, 2009. Commitments for government-supported loans represented approximately 38% and 41% of total commitments outstanding as of December 31, 2011 and 2010, respectively, while commercial loans represented 62% and 57% as of the same dates. Loan commitments at December 31, 2011 were significantly lower than the preceding two years due to the fact that most of the loan commitments have been transferred to the Government following its decision to assume administration of the government-supported export credit scheme in November 2011. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Loan Commitments”.

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

     Total loan disbursements were NOK 33,685 million during 2011, compared with 33,654 million in 2010 and NOK 73,371 million in 2009. The high amount of new lending from Eksportfinans in 2009 reflects the one-time inclusion of the loan to Kommunekreditt, now KLP Kreditt AS, and the Retained Municipal Portfolio, related to the sale of Kommunekreditt. Disbursements of export related loans amounted to NOK 33,685 million in 2011 compared with NOK 33,654 million in 2010 and 28,110 million in 2009. In 2009, Eksportfinans sold Kommunekreditt, lending it NOK 34.4 billion, an amount equivalent to

Eksportfinans’ outstanding funding of the activities of Kommunekreditt at Closing. Loan disbursements for municipal and county transactions were NOK 8,047 million in 2008. No additional loan disbursements have been made for municipal and county transactions since the sale of Kommunekreditt. Loan disbursements for export transactions in 2011, 2010 and 2009 also included loans acquired from shareholders amounting to NOK 3,644 million and NOK 2,867 million and NOK 1,263 million, respectively. These loans were principally U.S. dollar and Norwegian kroner-denominated loans to the shipping and offshore oil and gas sectors. Loan disbursements for loans acquired from shareholders fluctuate from year to year depending on the volume of eligible loans and the banks funding requirements.

     Export-related loans accounted for NOK 111.3 billion, or 91.3% of total loans outstanding at December 31, 2011, as compared with NOK 99.8 billion, or 81.0% of total loans outstanding in 2010, and NOK 81.3 billion, or 67% of total loans outstanding in 2009.

     Export transactions

     The demand for loans from Eksportfinans was primarily driven by general macro-economic factors and the competitiveness of the loans offered. Key macro-economic factors included the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflected our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administer on behalf of the Government. Eksportfinans experienced a continued high level of demand for new loans in 2011. In 2011, 19% of the total export-related loans disbursed were government-supported loans (8% in 2010 and 51% in 2009), while 81% were commercial loans (44% in 2010 and 9% in 2009). As a consequence of falling interest rates during 2011, more borrowers chose to draw the loan on commercial terms with floating interest rate.

     In 2011, of the total loan disbursements of export transactions, ship financing represented 29% of the disbursements (47% in 2010 and 46% in 2009), capital goods represented 41% in 2011, 27% in 2010 and 54% 2009. No new loans were given to international and export-related activities during 2009. In 2010 the Company re-entered the market for loans to international and export-related activities. Loan to international and export-related activities represented 31% of new disbursements in 2011 compared to 26% in 2010. For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loan — Composition of Loans”.

     As of December 31, 2011, loans for ship financing represented 40% of total export transaction loans outstanding (45% as of December 31, 2010 and 45% as of December 31, 2009). Loans for capital goods as of December 31, 2011 comprised 30.5% of total export transaction loans outstanding (32% as of December 31, 2010 and 34% as of December 31, 2009). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 29% of total outstanding export transaction loans in 2011, (22% as of December 31, 2010 and 20% as of December 31, 2009). For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loans — Composition of Loans”.

     Municipal and County Transactions

     Since the sale of Kommunekreditt in 2009, no loan disbursements have been made for municipal and county lending. For further details of the sale of Kommunekreditt, see Item 4.B. “Business Overview — Loans — Municipal Lending — Sale of Kommunekreditt”. At December 31, 2011, the Retained Municipal Portfolio amounted to NOK 10.5 billion.

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

     The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Our accounting policies and critical estimates and judgments are described in notes 2 and 3 to our audited consolidated financial statements in Item 18. Set forth below is a discussion of our only critical accounting policies.

     Fair value of financial instruments

     The Company has elected the fair value option for most financial assets and liabilities. The Company generally goes through the following process to establish fair value for each financial instrument:

-	First, the Company seeks to identify current quoted prices in active markets.
-	If there are no current quoted prices, the Company seeks to identify recent transactions for the same instrument.
-	If there are no quoted prices for the same instrument, the Company seeks to identify quoted prices for another instrument judged to be substantially the same.
-	If there are no recently quoted prices for the financial instrument or similar instruments, the Company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.
-	In certain instances, it is necessary for the Company to use unobservable inputs into the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.

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

     For export lending, credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Guarantee Institute. As discussed under Item 3.D. “Key Information — Risk Factors”, Eksportfinans relies on credit ratings. As ratings are longer term through the cycle assessments they by definition cannot assess day to day credit risk in an adequate manner. Consequently, the Company relies on other market signals in day to day business. The Company believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread, including monitoring of credit ratings of guarantors and analysis of the development of initial margins over time. The spreads applied to fair value measurement of export loans are unobservable in the market. The method that the Company has deemed the most correct one in absence of suitable market spreads has produced variation in credit spreads of 2 basis points on average for the guaranteed portfolio over the history for which the Company has data for. As per year-end 2011 the guaranteed portfolio constitutes 66 percent of the loan portfolio.

     Plain borrowings are priced based on credit spreads obtained in the market. Our structured borrowings were until the Government's decision in November priced based on our prices from new issues. Following the substantial ratings downgrades, which effectively stopped new issuances by the Company, the Company has used quotes from Eksportfinans traded debt for corresponding maturities and currencies both for structured and plain funding. The credit spreads for the combined borrowing portfolio have varied less than 26 basis points during a month 95% of the time over the past five years. Such credit spread volatility in the funding portfolio as of year end 2011 going forward would result in a month on month gain/loss of less than NOK 1,900 million (NOK 1,520 million as of December 31, 2010) with 95% probability. The increase mainly comes from increased credit spread volatility since the multi-notch downgrade of Eksportfinans, not the spread sensitivity of the funding portfolios. A one basis point increase in credit spreads will give an estimated gain of NOK 76 million as of December 31, 2011 (NOK 52 million as of December 31, 2010). Based on five years of credit spread history, the estimated profit/loss over one year is less than NOK 6,200 million with a 95% probability. This high number is also a result of the substantial ratings downgrades that have caused increased volatility in the credit spreads of the Company's own debt. We do not expect volatility to return to the levels that existed prior to the Government's decision any time soon.

     Fair value of commercial paper debt (CP) is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves. Interest rate curves are obtained from market sources and credit spreads are based on initial margin relative to LIBOR at the time of borrowing. As the maturity of the CP is so short that the credit spread sensitivity per basis point is only 0.001% of the portfolio, no credit spread corrections are performed. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of CP by approximately NOK 0.7 million as of December 31, 2011 (NOK 0.4 million as of December 31, 2010).

     For further details on sensitivity analysis for fair value measurement using unobservable inputs, see note 4 to our audited consolidated financial statements in Item 18.

     The use of valuation techniques is subject to the Company’s internal control and approval procedures.

     The Company does not have securities backed by pools of U.S. mortgages and therefore has not used traded indexes of U.S. mortgages pools such as ABX or CMBX to price securities.

     For further details on fair value measurement techniques and assumptions, see note 4 to our audited consolidated financial statements in Item 18.

     Pension commitments

     For a description of the key economic and actuarial assumptions related to pension commitments, see note 3.2 to our audited consolidated financial statements in Item 18. For further information related to pension commitments, see notes 2.12 and 8 to our audited consolidated financial statements in Item 18.

     Accounting developments

     For a description of the basis of preparation and the latest development in the accounting standards, see note 2.1 to our audited consolidated financial statements in Item 18.

     B. LIQUIDITY AND CAPITAL RESOURCES

We have shown a strong financial performance in the financial year of 2011 and are solid with a core capital adequacy ratio of 16.1 per cent at the end of 2011. The Board puts emphasis in maintaining the Company's solidity and therefore decided not to propose a dividend for 2011.

We believe we are well positioned to preserve value and continue operations for the years to come. In addition to comfortable liquidity reserves and good solidity, we have a good anticipated balance between assets and liabilities.

     General

      Until the Government decision in November 2011, the Company primarily financed its operations through equity capital and through borrowings in the international money and capital markets. In 2011 the Company successfully issued three benchmark transactions, one CHF, one USD and one JPY transaction. Eksportfinans continued to successfully fund itself in the medium-term notes markets in Asia, Europe and the USA.

      New funding in 2011 amounted to NOK 51.6 billion through 380 individual trades compared to NOK 72.2 billion through 721 individual trades in 2010 and NOK 69.3 billion and 1,023 trades in 2009.

     After the Government's decision triggering the substantial downgrades in the Company's credit ratings, the Company has limited funding abilities and the prime focus for the liquidity reserve portfolio is to preserve sufficient liquidity .Our asset and liability balance is frequently assessed and stressed against adverse market scenarios in combination with our current funding cessation. We believe that the asset-liability gap is currently good and is expected to stay positive despite a continued absence of funding.

     Commercial paper borrowings

     Commercial paper borrowings in 2011 were primarily made through the Company’s U.S. and euro commercial paper programs. As of December 31, 2011, the Company’s commercial paper programs allowed for maximum borrowings of approximately USD 12 billion (approximately NOK 70 billion), and the combined average amount outstanding under those programs for the year was USD 1.7 billion (NOK 10 billion). Commercial paper borrowings (related to short-term commercial paper programs) outstanding as of December 31, 2011, 2010 and 2009 were NOK 5.8 billion, NOK 3.3 billion and NOK 19.1 billion, respectively.

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

     The online eFunding service ceased operation on November 18, 2011. There were 34 licensed eFunding dealers at the time that operations ceased, including all lead arranger banks under the EMTN program. There have been 61.255 price quotes since launch, of which around half were enquiries outside Eksportfinans’ working hours. The percentage of all pricing activities under Eksportfinans’ EMTN program conducted online via the eFunding platform was around 65% of the total number of price quotes/mandates issued in 2011, slightly lower than 2010.

     Senior funding

     In 2011, the Company raised the equivalent of NOK 51.6 billion in bonds (including structured and non-structured notes) in various currencies, compared to NOK 72.2 billion in 2010 and NOK 69.3 billion in 2009. The Company made these bond borrowings through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depended, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions as well as the Company’s limits on diversification and mix of plain vanilla versus structured funding. The Company’s total bond debt at December 31, 2011, 2010 and 2009 was NOK 135,727 million, NOK 183,095 million and NOK 178,526 million, respectively.

     Eksportfinans’ EMTN program facilitates borrowings in a variety of currencies and with different repayment structures, with any maturity as may be agreed between the Company and the relevant purchaser, and as indicated in the applicable final terms. The current size of the EMTN program is USD 40 billion and at December 31, 2011 USD 18,645 million was outstanding under this program compared to USD 20,829 million at December 31, 2010 and USD 22,632 million at December 31, 2009.

     A U.S. medium-term note program was established in June 2004, under which USD 12,883 million was outstanding as of December 31, 2011, compared to USD 11,053 million at December 31, 2010 and USD 10,286 million at December 31, 2009.

     In the Australian market, the Company has an AUD 2,000 million medium-term note program. As of December 31, 2010, no notes were outstanding under this program.

     The Company is registered as a borrower in the domestic Japanese market through a securities registration statement providing for a primary and secondary shelf. As of December 31, 2011, JPY 529,393 million in uridashi offerings was outstanding. In 2011, Eksportfinans issued its second Samurai bond transaction which is a bond issued by a foreign issuer into domestic Japanese investors. This type of bond issue is governed by Japanese law and issued off Eksportfinans’ primary Japanese shelf. As a consequence JPY 30 billion was drawn down off the primary shelf in 2011.

     The following table shows the composition of the Company’s senior bond debt and Commercial Paper debt measured at fair value as at December 31, 2011, 2010 and 2009:

NOK millions

Composition of Bond Debt & Commercial Paper Debt
Structure Type	December 31, 2011	December 31, 2010	December 31, 2009
Non-Structured	89,111	98,856	114,413
Foreign Exchange Linked	10,046	26,160	25,857
Equity Linked	28,409	43,606	39,996
Commodity Linked	2,538	2,342	3,399
Other	11,385	15,437	13,970

     The following information provides further information as to the average amounts outstanding and related interest rates applicable to senior bond debt and commercial paper debt:

NOK millions

Bond Debt & Commercial Paper Debt
Period	Average amount outstanding	Maximum amount outstanding	Actual amount outstanding at December 31.	Average interest rate
2011	180,067	194,078	141,489	2.10%
2010	205,568	216,261	186,402	2.47%
2009	216,706	246,369	197,634	2.97%

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

     Repo Facility Agreements

     Eksportfinans currently has two Credit Line (Repo) Agreements. One is a committed facility with a syndicate of major owner banks consisting of Danske Bank A/S, DNB Bank ASA and Nordea Bank A/S with a maximum facility amount of USD 2 billion backing the ordinary course of business. This agreement is annually renewable by mutual agreement. No amounts have been drawn under this agreement. The other agreement is a non-committed repo agreement with DNB Bank ASA with no fixed amount but under which EUR 600 million has been drawn. This agreement has no termination date, but the drawn amount will be repaid on February 26, 2015 at the latest. For further details, see Item 7.B. “Related Party Transactions — Repo Facility Agreements”. Eksportfinans has no access to the Repo Facility Agreement made available by the Central Bank in Norway to Norwegian banks.

     Liquidity Portfolio

     We have a significant portfolio of securities, consisting of the Liquidity Reserve Portfolio and the PHA Portfolio, each as further described below. Together, these securities are also referred to as the “Liquidity Portfolio”. The Liquidity Portfolio is held and managed in order to provide liquidity. The securities consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated covered and asset-backed securities and some bonds issued by unrated Norwegian savings banks.

     Liquidity Reserve Portfolio. The Liquidity Reserve Portfolio was established in the first half of 2008 after the entry into the Portfolio Hedge Agreement and had a market value of approximately NOK 29 billion as of December 31, 2011 (NOK 32 billion as of December 31, 2010). The portfolio consists of senior bonds issued by banks with short maturities and an average rating of AA. The primary purpose of the Liquidity Reserve Portfolio is to provide a liquidity buffer in scenarios where funding cannot be secured according to plan. It can also be used as a buffer for fluctuations in the cash flow profile, due to either unexpected prepayment on the asset side or liabilities maturing early due to structured funding calls/triggers being activated. The Company invests in money market instruments, such as commercial paper, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds and covered bonds. . The issuers of securities or deposit-taking institutions accepted by Eksportfinans for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”.

     PHA Portfolio. The underlying securities of the PHA Portfolio had a market value of approximately NOK 23 billion as of December 31, 2011 (approximately NOK 36 billion as of December 31, 2010) and consists of approximately 53% senior bonds from banks, agencies and treasuries with an average rating of A-. The remaining 47% of the portfolio consists of asset backed securities (ABS) with an average rating of AA, the third highest rating. ABS’s are securities that are based on pools of assets such as mortgage loans or student loans, or collateralized cash flows from a specified pool of underlying assets. The issuer is usually a special purpose vehicle that has purchased the underlying assets from an originator of the assets. In most cases, the ABS transactions are divided into tranches of varying seniority. The Company may engage in repurchase and reverse repurchase transactions as well as buy and sell/sell and buy back transactions (“Repo Transactions”) in respect of securities in the portfolio. Eksportfinans may sell securities but is obliged to pay a pro rata amount to each guarantor that equals face value of each sold security. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.

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

		As of December 31,
(NOK millions)		2011	2010	2009
Liquidity Reserve Portfolio	Trading portfolio
	Money market instruments	—	585	—
	Senior bank notes and bonds	11,109	16,973	11,730
	Treasury Bills	7,079	8,633	11,016
	Asset Backed securities	—	—	—
	Covered Bonds	10,299	3,269	—
	Other securities	48	2,496	1,183
	Total trading portfolio	28,535	31,956	23,929
	Other securities at fair value through profit and loss
	Money market instruments	—	—	—
	Senior bank notes and bonds	—	—	—
	Treasury Bills	—	—	—
	Asset Backed securities	—	—	—
	Covered Bonds	—	—	—
	Other securities	—	—	—
	Total other securities at fair value through profit and loss	0	0	0
	Total Liquidity Reserve Portfolio	28,535	31,956	23,929
PHA Portfolio	Trading portfolio
	Money market instruments	—	—	—
	Senior bank notes and bonds	465	452	468
	Treasury Bills	—	—	—
	Asset Backed securities	10,954	16,582	21,734
	Covered Bonds	—	—	—
	Other securities	—	—	—
	Total trading portfolio	11,418	17,033	22,202
	Other securities at fair value through profit and loss	—	—	—
	Money market instruments	—	—	—
	Senior bank notes and bonds	11,751	18,677	29,063
	Treasury Bills	204	254	896
	Asset Backed securities	—	—	—
	Covered Bonds	—	—	—
	Other securities	—	—	—
	Total other securities at fair value through profit and loss	11,955	18,931	29,959
	Total PHA Portfolio	23,374	35,964	52,161
	Total Liquidity Portfolio	51,908	67,921	76,090

     The securities in the Liquidity Portfolio are measured at fair value. Fair value is established as described in note 4 to our audited consolidated financial statements in Item 18. Credit spread sensitivity is described in note 28.7 to our audited consolidated financial statements in Item 18.

     The following table sets forth with respect to the Liquidity Portfolio the maturities of the note debt (including subordinated debt and Capital Contribution Securities, and after deducting the carrying amount of debt securities repurchased by Eksportfinans), loans and long-term investments as of December 31, 2011, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2011, plus the difference between the amounts of maturing loans/investments and the amounts of maturing bond debt) based on bond debt/long-term investments and loans outstanding at such date. The amounts are based on estimated maturities.

Year	Long-Term Debt Maturing (4)	Loan Receivables Maturing	Long-Term Investments Maturing (PHA Portfolio) (5)	Cumulative Liquidity
		(NOK millions)
Short-term liquidity at December 31, 2011 (1)				88,041
2012	38,873	25,779	10,144	85,091
2013 (2)	40,610	24,346	4,998	73,825
2014	24,357	16,901	3,022	69,391
2015 (3)	22,919	19,737	1,289	67,498
2016	20,690	15,243	1,435	63,486
2017	9,349	5,309	1,506	60,952
2018	1,910	4,032	551	63,625
2019	2,635	4,193	559	65,742
2020	979	2,695	316	67,774
2021	4,526	1,193	251	64,692
Thereafter	34,794	3,459	1,182	34,539
Total	201,642	122,887	25,253

(1)	Short-term liquidity is comprised of the sum of our Liquidity Reserve Portfolio, deposits, commercial paper funding, cash collateral, derivatives and mark-to-market adjustments.

(2)	Includes the GBP 50 million Capital Contribution Securities, which are redeemable from February 19, 2013.

(3)	Includes the JPY 15 billion subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations.

(4)	Net of our repurchases of own debt securities. The column includes single- and multi-callable issues. These issues have been categorized by expected maturity.

(5)	Represents principal outstanding amount and accrued interest of investments in the PHA Portfolio

          Capital Adequacy

     Capital adequacy is calculated in accordance with regulations promulgated by the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview — Supervision and Regulation”. Under these regulations, the capital adequacy requirement is 8%. As of December 31, 2011, Eksportfinans’ capital adequacy ratio was 19.4%, compared with 17.6% on December 31, 2010 and 13.3% on December 31, 2009. The core capital adequacy ratio was 16.1% at December 31, 2011, compared to 12.7% at December 31, 2010 and 9.7% at December 31, 2009.

     Dividends are determined with the aim of ensuring an adequate level of growth and profitability for Eksportfinans as well as a satisfactory return for its shareholders. On April 8, 2010, the General Assembly and the Council of Representatives declared dividends of NOK 700 million for 2009. On April 7, 2011, the General Assembly and the Council of Representatives declared a dividend of NOK 500 million related to the fiscal year 2010. The Board has decided not to propose a dividend related to the fiscal year 2011.

     During the past year, Eksportfinans has complied with all its externally imposed capital requirements.

     The tables below give details of the Company’s risk capital, risk-weighted balance sheet and off-balance sheet items at December 31, 2011, 2010 and 2009:

Risk capital

	Year ended December 31,
(NOK millions and as percentage of risk-weighted assets and off-balance sheet	2011		2010		2009
Share capital	2,771		2,771		2,771
Share premium reserve	177		177		177
Reserve for unrealized gains	71		71		403
Other equity	31,675		2,137		2,057
Total equity	34,694		5,156		5,408
Declared dividends	—		500		700
Capital contribution securities	464		453		466
Deductions	30,379		1,038		1,358
Additions	7		6		4
Total core capital:	4,786	16.1%	4,077	12.7%	3,819	9.7%
Subordinated debt	928		1,519		1,372
Capital contribution securities not included in core capital	—		—		—
Deductions	—		—		—
Additions	46		46		46
Additional capital:	975	4.9%	1,565	4.9%	1,418	3.6%
Total risk capital	5,761	19.4%	5,642	17.6%	5,237	13.3%

Risk-weighted balance sheet and off-balance sheet items

	Year ended December 31,
(NOK millions)	2011		2010		2009
	Book value	Weighted value	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	40,340	8,068	43,014	8,603	64,126	12,825
Loans due from customers	96,541	10,054	85,095	9,008	66,677	8,152
Securities	51,908	6,286	67,921	8,885	76,090	11,581
of which held for trading	39,953	4,013	49,244	5,228	46,131	5,752
Financial derivatives	19,446	2,354	15,403	2,344	14,344	2,599
Other assets	5,693	171	4,116	210	4,018	807
Total assets on balance	213,929	26,933	215,549	29,049	225,254	35,964
Off-balance sheet items		304		358		465
Operational risk		2,424		2,577		2,689
Foreign currency exchange risk		0		0		162
Total risk-weighted assets		29,661		31,984		39,280

     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Eksportfinans has developed a platform called “eFunding” for a straight-through process of funding transactions with the goal to automate the process and reduce administrative resources and operational risks. See “Item 5.B. — Liquidity and Capital Resources — Bond borrowings”.

     D. TREND INFORMATION

     Lending

     From 2006 through 2008, there was an increase in the total number and volume of loan applications received by the Company. This increase has been due, among other causes, to the high price of oil, which led to an increase in the demand for offshore supply vessels and equipment for the oil and gas sector, favorable terms for the government supported financing scheme and the current need for liquidity in the loan market. Loan applications dropped during 2009 but the volume for 2010 and 2011 is in line with the volume of loan applications for 2008. Going forward, new export lending will be made by the new state entity except for legally binding loan commitments.

     Funding

     Following the Government’s decision to establish a new state owned entity to manage the export financing scheme on November 18, 2011, the Company currently does not see a need to use its capital markets funding programs, but plans to keep the programs available should this change. Up until November 18, 2011, Eksportfinans remained an active global issuer with a continued emphasis on Japan and the United States. The Company also had good access to both private placement flows and public markets in spite of the continued market uncertainty caused by the sovereign debt crisis in peripheral Europe.

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

     F. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     The table below gives details of the contractual long-term obligations and commercial commitments of the Company as of December 31, 2011.

(NOK millions)		Payments due by period
Contractual obligations	Total	Up to and including 1 year	From 1 year up to and including 3 years	From 3 years up to and including 5 years	After 5 years
Bond debt	207,433	109,722	50,743	32,161	14,807
Operating leases	29,485	7,592	15,024	6,375	494
Other liabilities	10,876	10,464	10	31	372
Total	247,794	127,777	65,777	38,567	15,673

(NOK millions)	Amount of commitment expiration per period
Other commercial commitments	Total	Up to and including 1 year	From 1 year up to and including 3 years	From 3 years up to and including 5 years	After 5 years
Commercial loan commitments (1)	3,086	3,086	0	0	0
Financial guarantees	1,422	1,422	0	0	0
Total	4,508	4,508	0	0	0

(1)	Based on signed loan agreements.

     Information on the nature of the Company’s operating lease commitments is provided in note 6 to our audited consolidated financial statements in Item 18.

     Our commercial commitments are explained in note 31.3 to our audited consolidated financial statements in Item 18.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT

     The directors and the principal executive officers of Eksportfinans as of December 31, 2011 were:

Name	Title
Geir Bergvoll	Chairman of the Board and Director
Carl Erik Steen	Vice Chairman of the Board and Director
Tone Lunde Bakker	Director
Live Haukvik Aker	Director
Tor Østbø	Director elected by the employees
Bodil P. Hollingsæter	Director
Marianne Heien Blystad	Director
Christian Berg	Director
Mikael Mogensen	Alternate Director elected by the employees
Gisele Marchand	President and Chief Executive Officer
Christian Grøm	Executive Vice President, Risk Management
Carine Lindman (1)	Executive Vice President & General Counsel
Geir Ove Olsen	Executive Vice President, Financial Control
Elise Lindbæk	Executive Vice President, Staff
Olav Einar Rygg	Executive Vice President, Lending
Oliver Siem	Executive Vice President, Capital Markets
Ivar Slengesol	Executive Vice President, Business Development

(1)	Ms. Carine Lindman resigned from her position effective February 1, 2012. Mr. Jens Feiring, former Executive Vice President & General Counsel, reassumed the position.

     Mr. Geir Bergvoll became Chairman of the Board in 2008, and is head of the M&A Division of DNB Bank ASA. He has 25 years of diversified management experience in the Norwegian banking sector.

     Ms. Tone Lunde Bakker became a member of the Board of Directors in 2009 and is Executive Vice President - Corporate & Institutional Banking at Danske Bank Norway. She holds directorships with Krogsveen AS, Oslo.

     Mr. Carl Erik Steen became Vice Chairman of the Board in 2008 and was the head of the Shipping, Oil Services and International Division at Nordea Bank Norge ASA until February 2011 when he retired. He has 25 years of management experience in international banking. Mr Steen holds directorships with RS Platou AS, Eitzen Chemical AS, Wilh. Wilhelmsen Holding ASA and AS Bemacs.

     Ms. Bodil Palma Hollingsæter became a member of the Board of Directors in 2004. She is a Regional Director for Nord-Møre at Sparebanken Møre until February 29, 2012. From March 1, 2012 she takes up the position as regional director for Innovation Norway. Ms. Hollingsæter holds directorships with Møre Eiendomsmegling and Molde Næringsforum.

     Ms. Live Haukvik Aker became a member of the Board of Directors in 2004. She was a Management Consultant at Considium AS until February 29, 2012. From March 1, 2012 she takes up the position as CFO at Komplett ASA. She has previously been President and CEO of Goodtech ASA, CFO at Tandberg Data ASA and Grenland Group. She holds directorship with Borgestad AS, Grenland Football AS, Stiftelsen Handelshøyskolen BI, Gera Technology AS and Sparebank1 Buskerud-Vestfold.

     Mr. Tor Østbø was elected by the employees to become a member of the Board of Directors in 2005. His term expires in 2013. He is a Senior Vice President of Eksportfinans ASA, where he has been employed since 1982.

     Mr. Mikael Mogensen was elected by the employees to become an alternate member of the Board of Directors in 2009 and his term expires in 2013. He joined Eksportfinans in June 2007 as Senior Vice President and is Head of Investments and Liquidity Management.

     Mr. Christian Berg became a member of the Board of Directors in 2011. He was President and CEO of Hafslund ASA until January 6, 2012. Mr Berg joined Hafslund in 1998, having previously worked at Price Waterhouse and as General Manager of the investment company Brothers AS. Mr Berg holds directorships with AS Hamang Papirfabrikk and Brothers AS.

     Ms. Marianne Heien Blystad became a member of the Board of Directors in 2007 and is an Attorney at Law of the law firm Ro Sommernes DA. In addition, Ms Heien Blystad has experience from corporate banking, shipping and offshore. She holds directorships with Opera Software ASA, Sørenga Utvikling AS, Edda Utvikling AS and Songa Shipping.

     Ms. Gisele Marchand joined the Company in 2008 as President and CEO. She had previously been CEO of the Government Pension Fund and the Batesgroup A/S, and held several top positions with DNB Bank ASA. Mrs. Marchand holds directorships with Norske Skog ASA, Oslo Børs Holding ASA, Fornebu Utvikling ASA, Gjensidige Forsikring ASA and Giek Kredittforsikring AS.

     Ms. Carine Lindman joined Eksportfinans in September 2011 as Executive Vice President and Director of the Legal Department. She is a lawyer and previously worked at Aker Solutions ASA, the Norwegian FSA (Finanstilsynet), and the law firm Wiersholm. Ms. Lindman resigned from her position effective from February 1, 2012.

     Mr. Jens O. Feiring joined Eksportfinans in 1974 as Legal Advisor. Since 1981, he served as an Executive Vice President and Director of the Legal department until September 2011, when he retired. Following Ms. Lindman's resignation, Mr. Feiring accepted to reassume the position as Executive Vice President, General Counsel and Director of Legal and Compliance.

     Mr. Christian Grøm joined Eksportfinans in 2009 as Executive Vice President and Director of Risk Management. He came from the position as Senior Vice President within risk management at DNB Bank ASA.

     Ms. Elise Lindbæk joined Eksportfinans in 1991 and is Executive Vice President and Director of Staff since 2008. She has worked within export lending, treasury, funding and communications at Eksportfinans prior to taking up her current position. Mrs. Lindbæk is secretary to the Board of Directors since 2005.

     Mr. Geir Ove Olsen joined Eksportfinans in 2008 as Executive Vice President, Financial Control. He came from the position of CFO in Toyota Kreditbank GmbH, Norway, and has previous working experience from Dyno Industrier ASA, Sentralskattekontoret for storbedrifter (“Inland Revenue Service — Major Corporations”) and Puget Sound Bank in Seattle, United States.

     Mr. Olav Einar Rygg joined Eksportfinans in 1988. From 1993, he has been Executive Vice President and Director of Lending. He has previous work experience from ABB, Den norske Hypotekforening, Christiania Bank (now Nordea) and the Norwegian Army.

     Mr. Oliver Siem is Executive Vice President and Director of Capital Markets since 2009. He joined the Finance Department at Eksportfinans in 1998. He has previous work experience from The Norwegian Trade Council, The Ministry of Foreign Affairs and Norges Kommunalbank.

     Mr. Ivar Slengesol joined Eksportfinans in 2010 as Executive Vice President and Director of Business Development. He came from the position as CEO of the offshore wind company OceanWind and has a diversified international background.

     Eksportfinans believes there are no family relationships between any of the above officers or directors, nor are there any arrangements or understandings under which any of these officers or directors were elected to serve. Certain of Eksportfinans’ directors are also directors and/or officers of certain of Eksportfinans’ shareholders.

     Mr. Bergvoll, Ms. T. Lunde Bakker and Mr. Steen are owners’ representatives on the Board of Directors.

     B. COMPENSATION

     For further details, see note 33 to our audited consolidated financial statements in Item 18.

     The Funding Agreement entered into with the Government places certain limits on executive compensation, as discussed in Item 7.B. “Related Party Transactions”.

     C. BOARD PRACTICES

     Board of Directors

     Eksportfinans’ Board of Directors is comprised of a minimum of six and a maximum of eight elected members, including one member elected by and among the employees, appointed for a one-year term. All members, except the employees' representative, are appointed by the Council of Representatives. The Board of Directors meets at least six times a year, and all actions taken by the Board require a majority vote. The Board of Directors has the power to make all lending and borrowing decisions for Eksportfinans and has delegated such power, to a certain extent, to the President. The Board of Directors also appoints the President and CEO.

     Executive Management

     The President has responsibility for the day-to-day conduct of Eksportfinans’ business, subject to standing instructions issued by the Board of Directors and approved by the Council of Representatives. The President of Eksportfinans is empowered to grant loans of up to NOK 400 million. Credits may be approved by the President in amounts greater than NOK 400 million upon prior notification to the Board of Directors. The President has established a Management Board consisting of Executive Vice Presidents Christian Grøm, Carine Lindman (from September 2011 until February 2012), Mr. Jens Olav Feiring (until September 2011 and from February 2012), Mr. Olav Einar Rygg, Mr. Geir Ove Olsen, Ms. Elise Lindbæk, Mr. Oliver Siem, and Mr. Ivar Slengesol. The Management Board meets on a weekly basis.

     The Board of Directors appoints executive officers to serve until resignation, death or removal by the Board.

     Council of Representatives

     The senior supervisory body of Eksportfinans is the Council of Representatives, which acts in a general way as a supervisory body meeting three times a year, and appoints members of the Board of Directors and the Company’s auditors.

     The Council of Representatives has 14 members and 4 alternates. The shareholders of the Company elect four members and two alternates. One member and one alternate are appointed by and among the employees. The Council members and alternates serve for two-year terms. Their current term expires in 2012.

     Seven members of the Council of Representatives or their alternates constitute a quorum, and action by the Council requires a vote of half of the members (or alternates) present.

     As of December 31, 2011, the following persons served as members of the Council of Representatives:

     Frode Alhaug became a member of the Council of Representatives in 2003. He was elected Chairman the same year.

     Sandra Riise became a member of the Council of Representatives in 2001. In 2008 she became a Vice Chairman.

     Petter Kapstad became a member of the Council of Representatives in 2011.

     Ottar Brage Guttelvik became a member of the Council of Representatives in 2008.

     Richard Heiberg became a member of the Council of Representatives in 2010.

     Ingelise Arntsen became a member of the Council of Representatives in 2010.

     Unni Karlsen Hongseth became a member of the Council of Representatives in 2010.

     Toril Eidesvik became an alternate member of the Council of Representatives in 2006. From April 2010 she became a member.

     Trond Tostrup became a member of the Council of Representatives in 2005.

     Jørn Pedersen became an alternate member of the Council of Representatives in 2001. In March 2006 he became a member.

     Gro Elisabeth Lundevik became a member of the Council of Representatives in 2008.

     Elisabeth Krokeide became a member of the Council of Representatives in 2001.

     Torbjørn Vik became a member of the Council of Representatives in 2010.

     Laila Johnsen became a member of the Council of Representatives in 2010. She is elected by the employees.

        As of December 31, 2011, the following persons served as alternate members of the Council of Representatives:

     Eldbjørg Sture was elected a member in 2007. She became an alternate in April 2010.

     Marius Juul Møller became an alternative of the Council of Representatives in 2011.

     Geir Bergskaug became an alternative of the Council of Representatives in 2011.

     Peder Nordli became an alternative of the Council of Representatives in 2010. He is elected by the employees.

     Petter Ringnes and Morten Kraft resigned from the Council of Representatives in March 2011.

    Control Committee, Auditors and Audit Committee

     The Control Committee examines the accounts of the Company and reports to the Council of Representatives.

     The Control Committee consists of three members and one alternate, all of whom are appointed by the shareholders of the Company at the annual general meeting for a two-year period. One member must meet the requirements for judges in Norway and be approved by the Banking, Insurance and Securities Commission. Board members and the employees of the Company and their relatives and employees are prohibited from serving on the Control Committee. The Control Committee is elected for 2 year terms. The current term expires in 2012.

     As of December 31, 2011, the following persons served on the Control Committee:

     Petter Kapstad was elected as a Chairman from 2011. He was first elected member in 2010.

     Eldbjørg Sture, became an alternate member of the Control Committee in 2007, and was elected as a member and Vice Chairman.

     Marius Juul Møller was elected as a member of the Control Committee in 2011.

     Ottar Brage Guttelvik became a member of the Control Committee in 2008, and was elected as an alternate in April 2010.

     Petter Ringnes resigned from the Control Committee in March 2011.

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

     None of the members of the Board of Directors, Council of Representatives or Control Committee is party to any contract providing for any benefits upon termination. The President has a severance package covering salary and other remuneration for 18 months in the event that the Company terminates her employment. Each of the other executive officers has an arrangement with Eksportfinans under which such executive officer, upon a termination, will receive 15 months’ payment.

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

     As of December 31, 2011, the Audit Committee consisted of Live Haukvik Aker, Bodil P. Hollingsæter and Tone Lunde Bakker. Ms. Live Haukvik Aker has acted as the financial expert, independent of management, and Chair of the Audit Committee since April 21, 2010.

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

     Remuneration

     At the annual general meeting in April 2011, the shareholders determined the compensation for the Council of Representatives, the Control Committee and the independent auditor based on recommendations by the Nomination Committee. The Council of Representatives determined the compensation for the Board of Directors.

     The Board of Directors determines the compensation for the chief executive officer. The Board of Directors also has the authority to decide on the compensation for the other executive officers. The Board makes these decisions based on recommendations by the Compensation Committee (See Item 16G CORPORATE GOVERNANCE –Compensation Committee).

     The chief executive officer determines the compensation of the Company’s other employees, within economic limits set by the Board of Directors based on recommendations from the Compensation Committee.

     Credit Committee

     In 2011, the Board established a separate Credit Committee whose purpose is to assess and make recommendations to the Board with regards to the approval of loan applications, and credit risk issues related to borrowers and guarantors. Currently, the Chairman of the Board, Geir Bergvoll, is the Chair of the Credit Committee, while Board members Carl Erik Steen and Marianne Heien Blystad are members.

     D. EMPLOYEES

     As of December 31, 2011, the Company had 98 employees, all of whom are located in Norway.

Year	Employees
2007	88
2008	96
2009	98
2010	98
2011	98

     E. SHARE OWNERSHIP

     As of the date of this annual report, no director, executive officer, member of the Council of Representatives or Control Committee owned shares in the Company. No options to purchase equity securities from the Company were outstanding as of that date.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS

     There is one class of shares, which are common shares. Each share in Eksportfinans represents one vote.

     As of the date of this annual report, the following shareholders owned Eksportfinans’ common share capital:

Shareholder	No. of Common Shares	%
DNB Bank ASA	105,557	40.00
Nordea Bank Norge ASA	61,246	23.21
The Norwegian State	39,587	15.00
Danske Bank A/S	21,348	8.09
23 other banks	36,176	13.70
Total	263,914	100.00

     On September 11, 2001, the Government acquired a 15% stake in Eksportfinans through a new issuance of shares. Because the Government is a shareholder in certain of the Company’s other direct shareholders, the Government’s direct and indirect shareholding is approximately 49%.

     DNB Bank ASA, Nordea Bank Norge ASA, Danske Bank A/S , and two minority shareholders holding an aggregate of 71% of the shares of Eksportfinans have entered into a shareholders’ agreement among themselves providing for mutual rights of first refusal in the event that any one or more of them desires to dispose of its shares in the Company.

     B. RELATED PARTY TRANSACTIONS

     In the normal course of business, certain shareholders (for further details, see Item 7.A. “Major Shareholders”) extend guarantees in connection with loans made by Eksportfinans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”. This includes the Government, which directly holds 15% of our outstanding shares and also indirectly or directly guarantees some of the loans we make. For further information on the composition of guarantees, see Item 4.B. “Business Overview — LOANS — Analysis of Loans — Credit Support”. The borrowers pay commissions in consideration of such guarantees directly to the shareholders.

     The Transition Agreement with the Norwegian State

     Following the Government’s decision on November 18, 2011 to assume responsibility for the export credit scheme previously managed by Eksportfinans, the Government, represented by the Ministry for Commerce and Trade, entered into an agreement with Eksportfinans on December 21, 2011 to establish a temporary export financing arrangement until the new state entity has been created as a permanent solution (the Transition Agreement). Under the Transition Agreement, Eksportfinans will provide CIRR-loans and CIRR-qualifying loans on behalf of the Government based on the various guidelines and procedures contained in the appendices and under which the Government, and not Eksportfinans, will be the lender. Loan commitments and agreements entered into on this basis are subject to the Government’s prior written consent. The Government will adhere to the same guidelines and procedures in acting as principal under the loans and has agreed to remunerate Eksportfinans for its services under the Agreement in the amount of a fixed fee of NOK 8,600,000 per month (exclusive of VAT) for the services that are to be provided under the Agreement.

     Failure by Eksportfinans to adhere to the guidelines and procedures will constitute a breach of the Transition Agreement, as will a failure by Eksportfinans to satisfy its obligations under the Transition Agreement. The Government can terminate the Transition Agreement upon a serious breach after giving written notice and a 30 day remedy period. Upon a demonstration of negligence, Eksportfinans may incur liability for any such breach of its performance of the Transition Agreement but its total liability is limited to the remuneration Eksportfinans has received or has the right to receive pursuant to the Transition Agreement. Under no circumstance will Eksportfinans be liable for indirect or consequential damages. Similarly, if the Government does not satisfy its obligations under the Transition Agreement, it will be in breach; however, Eksportfinans does not have the right to penalties or remedies against the Government except those stated in the Transition Agreement.

     Under the Transition Agreement, the Government has the liability and risk as the lender under loans entered into by Eksportfinans on the Government’s behalf. The Government has agreed to indemnify Eksportfinans against claims that are made against or which in any way concern Eksportfinans and against all loss, damage, costs, expenses and all liability which Eksportfinans incurs as a result of providing services under the Transition Agreement. However, the Government shall not indemnify Eksportfinans for any such losses arising from gross negligence or intent on the part of Eksportfinans. If Eksportfinans’ remuneration has fallen due and penalty interest has not been paid within 30 calendar days of the deadline, Eksportfinans can send written notice to the Government that the Transition Agreement will be terminated if settlement has not occurred within 30 days after notice has been received. In the case of other serious breaches by the Government, Eksportfinans may also terminate the Transition Agreement after giving the Government written notice and a reasonable deadline for remedying the situation, and the Government’s liability for damages will arise from general Norwegian tort law rules.

     If, after the Transition Agreement enters into force, Eksportfinans pays CIRR-loans or CIRR-qualifying loans at its own expense and there is one or more part payments by Eksportfinans for these loans before the Transition Agreement enters into force, the Government can acquire these loans based on terms equivalent to those for the Government’s acquisition of loans from Eksportfinans that occurred prior to when the Transition Agreement entered into force.

     The Transition Agreement specifies that the Government has the responsibility for establishing a new and permanent solution which shall replace the temporary arrangement established by the Transition Agreement. The Transition Agreement will expire on June 30, 2012 unless otherwise agreed in writing between the parties. Alternatively, if major changes occur in Eksportfinans’ financial conditions that significantly hinder Eksportfinans’ ability to perform its services under the Transition Agreement, Eksportfinans has the right to terminate the arrangement with 30 days written notice.

     The Agreement on Transfer of Employees to the State Entity

     On December 21, 2011 Eksportfinans entered into an agreement with The Kingdom of Norway represented by The Ministry for Trade and Industry (the Ministry and, together with Eksportfinans Parties) in which the Parties agreed to mutually cooperate in transferring the employment of select employees from Eksportfinans to the new state entity (the Employee Transfer Agreement). Eksportfinans is responsible for selecting the employees for transfer to the new state entity taking into consideration the fact that the new state entity will continue the business of arranging and extending CIRR-qualifying loans after July 1, 2012 and that Eksportfinans will continue to manage CIRR-qualifying loans disbursed prior to November 18, 2011. It was agreed that approximately between 32 to 45 employees would have the right to be transferred to the new state entity. Eksportfinans has initially selected 29 employees who agreed to be transferred to the new state entity as of July 1, 2012.

     Sale and Transfer of Loans

     During the period from November 18, 2011 and December 21, 2011 Eksportfinans entered into loan agreements for CIRR-qualifying loans and/or continued part disbursements for CIRR-qualifying loans for which it has previous commitments to do so. It was agreed that the Kingdom of Norway, represented by the Ministry for Trade and Industry (the Ministry), should purchase and Eksportfinans should sell and transfer these loans to the Ministry whereby the Ministry would become the lender until the same loans could be transferred to the new state entity. The consideration to Eksportfinans for the sale of these loans was the outstanding principal of each loan together with accrued by not paid interest.

     The 108 Agreement

     Under the 108 Agreement, the Government guarantees Eksportfinans a fixed profit margin between revenues on loans and costs on borrowings covered by the agreement. This is achieved by fixing reference rates on all borrowing and lending covered by the agreement. For further details, see discussion under Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Government”.

     Upon entering into the Transition Agreement, described above, the 108 Agreement has been terminated with respect to new commitments but remains in force for commitments that have been made for loans before the Transition Agreement entered into force.

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

     Pursuant to the Portfolio Hedge Agreement, all of the securities in the portfolio held as of February 29, 2008, i.e., the PHA Portfolio, were marked-to-market. The difference between the market value and the nominal value of the securities was calculated to NOK 1,642 million (market value lower than nominal value) at that time. The PHA Portfolio will be valued annually on the same date from February 28, 2011. On each annual valuation date after this, the PHA Portfolio will be marked-to-market. If the market value on an annual valuation date is less than the value of the immediately preceding valuation date, then the shareholders participating in the Portfolio Hedge Agreement will pay to Eksportfinans an amount equal to the difference. If the market value is higher than the market value on the immediately preceding valuation date, then Eksportfinans will pay the difference to the participating shareholders. The valuation on the first valuation date (February 28, 2011) resulted in a payment from the participating shareholders to Eksportfinans of NOK 710 million. The second valuation date (February 29, 2012) resulted in a payment from Eksportfinans to the participating shareholders of NOK 108 million.

     The total commitment payable to Eksportfinans by the shareholders under the agreement is NOK 5 billion. Any payment made by the participating shareholders under the agreement will be deducted from the committed amount. Any amount paid by Eksportfinans will have no effect on the total committed amount. As of year end 2011, NOK 963 million of the commitment has been used and NOK 4,037 million remains available.

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

     As contemplated in the agreement, in addition to the original signatories, all of Eksportfinans’ shareholders have been given the opportunity to participate in the agreement and share in the risks and rewards on a pro rata basis. That is, the aggregate commitment of NOK 5 billion in total remains the same, but is now shared by those shareholders who have agreed to participate. Shareholders representing approximately 99.5% of the share capital have agreed to participate, including the Government.

     Repo Facility Agreements

Committed Repo Facility Agreement

     Eksportfinans’ major owner banks DNB Bank ASA, Nordea Bank AB and Danske Bank A/S have extended a committed credit line for repo purposes to Eksportfinans to provide what management considers to be sufficient liquidity buffers for the Company. The facility was entered into in June 2008 and has a 12 month maturity with the possibility of extension. The facility was last extended in June 2011 until June 2012 and permits borrowings of up to USD 2 billion. Eksportfinans has not yet utilized this credit facility.

     Eligible assets for this agreement are defined according to the standards in the Global Master Repurchase Agreement, i.e. securities and financial instruments, other than equities and Net Paying Securities.

Non-committed Repo Facility Agreement

     On February 22, 2012 Eksportfinans entered into a Global Master Repurchase Agreement with DNB Bank ASA, in which DNB Bank ASA is the Buyer and Eksportfinans ASA is the Seller. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but it is not committed to do so. The Agreement has no expiration date. To date, EUR 600 million has been drawn with a Repurchase Date of February 26, 2015 at the latest and with respect to the drawn amount, Eksportfinans has the option to terminate the Agreement in whole on demand on February 27, 2013 and on specified termination dates thereafter.

     Funding Agreement with the Norwegian State

     Due to the international credit crisis, Eksportfinans announced in the last quarter of 2008 that it was unable to commit to loans under the 108 Agreement with the Government. Following such announcement, Eksportfinans entered into an agreement with the Norwegian State that gave Eksportfinans the opportunity to obtain funding from the Government through 2010 for financing of export projects that qualified under the OECD Consensus Agreement for export financing. The funding from the Government could have a maturity of up to 5 years. Parliament allocated in its budget an amount of NOK 20 billion for 2010.

     The agreement required the issuance of one preference share to the Government, at a nominal value of NOK 10,500. The share constituted a separate preference share that granted the right to a yearly dividend of 22.5% of the Company’s profit for the year, within the calculated base of regulatory limited dividend. According to the agreement, the base excluded the reversals of loan losses incurred before January 1, 2009, and profit/(loss) from Kommunekreditt Norge AS. For 2010 there was an accrual of NOK 126 million in preference share dividends. The preference share and the preference share dividends were classified in our financial statements as financial liabilities, and the dividends are accordingly classified as financial expenses.

     The agreement required that Eksportfinans redeem the preference share at nominal value as soon as Eksportfinans has presented its annual accounts and disbursed the dividends for the preference share for the accounting year in which all loans issued by the State in accordance with this agreement have been fully repaid. As no borrowings were made under this agreement, this took place at the General Meeting held on April 7, 2011.

     Disbursements, including dividends, on shares other than the preference share, were contingent upon consent from the State as long as Eksportfinans has loans issued by the State under this agreement. However, Eksportfinans could freely make allocations or disburse dividends to the extent this stems from sale of and/or dividend/group contribution from Kommunekreditt AS and companies in the same group as Eksportfinans.

     Until December 31, 2010, wages and other benefits to senior executive employees in Eksportfinans could not be increased. During this period, senior executive employees could not accumulate or receive bonuses, except for bonuses accumulated before November 1, 2008 in accordance with agreements entered into before this date. In addition, while any loans are outstanding under the agreement, wages, other benefits and any bonus schemes to senior executive employees after December 31, 2010 must be approved in advance by the Government.

     The agreement was approved by the Norwegian Parliament in December 2008 and was further approved by the European Free trade Association Surveillance Authority (ESA) and the Eksportfinans General Meeting in 2009. The agreement entered into force and effect January 31, 2009 and the facility extended under the agreement expired unused on December 31, 2010. The agreement was terminated upon the Company’s redemption of the preference share in April 2011.

     Loans

     As of December 31, 2011 no loans were outstanding to any company of which Eksportfinans’ board members, members of the Control Committee or chairman of the Council of Representatives is a board member. Bank deposits are not defined as loans.

     As of December 31, 2011, the Company had NOK 58 million in loans outstanding to employees, primarily mortgage loans. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.

    Other Transactions with Shareholder Banks

     Eksportfinans from time to time also entered into agreements to acquire loans from shareholders and some other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for these purchases. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2011, 2010 and 2009, Eksportfinans acquired loans from its shareholders amounting to NOK 3,644 million, NOK 2,867 million and NOK 1,263 million respectively.

     In some instances, Eksportfinans would lend to a shareholder bank (or to another bank) which then provides project finance lending on to a borrower. The purpose of these transactions was to finance the underlying borrower project in the shareholder bank’s loan portfolio. The project in question must meet the same requirements as all other lending provided by Eksportfinans. In such cases the shareholder bank would act as the borrower and bear the repayment risk directly, instead of issuing a payment guarantee.

     From time to time Eksportfinans’ shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholder’s behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, indemnifying Eksportfinans for any liability that may arise under the Eksportfinans guarantee. The request for a guarantee was due to the need for a guarantee given by a highly-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’ shareholders is permitted by the Articles of Association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 1,088 million, Eksportfinans has recourse to such shareholders with full payment indemnification. The commercial effect is that the selling bank retains the risk premium associated with the credit in return for issuing the guarantee, while Eksportfinans earns a margin comparable to that received on its other commercial loans.

     In addition, in the normal course of business, Eksportfinans deposits funds and engages in other transactions with its shareholder banks on normal commercial terms. As of December 31, 2011, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 3,486 million. These transactions were recorded on market terms.

     Total outstanding transactions with related parties on the last three year’s balance sheet dates are disclosed in note 32 to our audited consolidated financial statements in Item 18.

     In connection with Eksportfinans’ lending activity, as of December 31, 2011, our shareholders had provided guarantees for an amount of NOK 99,092 million (of which GIEK constitutes NOK 44,000 million). The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.

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

     Save as otherwise disclosed in note 35 to the audited consolidated financial statements, there are no material legal proceedings pending to which the Company is a party.

     B. SIGNIFICANT CHANGES

     For further details, see note 37 to our audited consolidated financial statements in Item 18.

Item 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS

     Not applicable

     B. PLAN OF DISTRIBUTION

     Not applicable.

     C. MARKETS

     The Company’s 1.600% Yen 50,000,000,000 Notes due March 20, 2014, 5.500% USD 1,000,000,000 Notes due May 25, 2016, and 5.500% USD 1,000,000,000 Notes due June 26, 2017 are listed on the Luxembourg Stock Exchange. The Company’s 5.500% USD 1,000,000,000 Notes due June 26, 2017, 3.000% USD 1,500,000,000 Notes due November 17, 2014, USD 500,000,000 FRN due October 7, 2013, 2.000% USD 1,250,000,000 Notes due September 15, 2015, 1.875% USD 1,000,000,000 Notes due April 2, 2013, 2.375% USD 1,250,000,000 Notes due May 25, 2016, USD 500,000,000 FRN due April 5, 2013, and USD 250,000,000 FRN due April 5, 2013 are listed on the New York Stock Exchange. No other securities for which the Company has a reporting obligation pursuant to the Exchange Act are listed on any other exchange and are instead traded in the over-the-counter market.

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

     B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Eksportfinans, registry number with Foretaksregisteret (the Norwegian Registry of Companies) is No. 816 521 432. The objective of Eksportfinans according to Section 2 of Eksportfinans’ Articles of Association is to conduct financing operations. The operations include financing:

▪	for the export industries, including but not limited to:
-	the export of goods and services,
-	the establishment and acquisition of manufacturing facilities and companies,
-	investments in export-orientated means of production and plant,
-	the establishment of foreign stocks of goods,
-	domestic contracts where foreign credit is a competitive factors,
▪	as approved or requested by Norwegian authorities, and
▪	for regional and local authorities.

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

     Each share in Eksportfinans represents one vote. There is one class of shares - common shares.

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

     C. MATERIAL CONTRACTS

     Eksportfinans has eight material contracts:

(i) the 108 Agreement, entered into with the Norwegian Ministry of Trade and Industry (for further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”);

(ii) the Portfolio Hedge Agreement (for further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”);

(iii) the NOK 2 billion committed credit line facility for repo purposes (for further details, see Item 7.B, ”Related Party Transactions – Repo Facility Agreements – Committed Repo Facility Agreement”);

(iv) the Global Master Repurchase Agreement with DNB Bank ASA (for further details, see Item 7.B. “Related Party Transactions — Repo Facility Agreements – Non-committed Repo Facility Agreement”);

(v) the Sale and Purchase Agreement with KLP dated May 7, 2009 with Kommunekreditt (for further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt”) and

(vi) the Excluded Portfolio Agreement between Eksportfinans ASA and Kommunekreditt Norge AS, dated May 7, 2009 (for further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending — Sale of Kommunekreditt” and Exhibit 4.6).

(vii) the Transition Agreement with the Norwegian State (for further details, see Item 7.B. “Related Party Transactions — The Transition Agreement with the Norwegian State”); and

(viii) the Agreement on Transfer of Employees to the State Entity (for further details, see Item 7.B. “Related Party Transactions — The Agreement on Transfer of Employees to the State Entity”).

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

     U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes certain U.S. Federal income tax consequences that may be relevant to the acquisition, ownership and disposition of notes issued by Eksportfinans. This summary addresses only U.S. Federal income tax considerations for holders that are initial purchasers of notes pursuant to the relevant offering and that will hold the notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following:

▪	financial institutions,
▪	insurance companies,
▪	dealers or traders in securities or currencies or notional principal contracts,
▪	tax-exempt entities,
▪	persons that will hold notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes,
▪	persons that have a “functional currency” other than the U.S. dollar,
▪	persons that own (or are deemed to own) 10% or more (by voting power or value) of Eksportfinans’ stock,
▪	regulated investment companies,
▪	real estate investment trusts, and
▪	partnerships, pass-through entities or persons who hold the notes through partnerships or other pass-through entities.
63

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

     For the purposes of this summary a “U.S. holder” is a beneficial owner of a note that is for U.S. Federal income tax purposes:

▪	a citizen or resident of the United States,
▪	a corporation or other entity treated as a corporation for U.S. tax purposes, created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia),
▪	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source, or
▪	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

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

     Variable rate debt securities

     Certain notes issued by Eksportfinans may be classified as variable rate debt securities. A note will be classified as a variable rate debt security if it:

▪	has an issue price that does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date and (z) 0.015, or (ii) 15% of the total non-contingent principal payments; and
▪	does not provide for stated interest other than stated interest compounded or paid at least annually at (i) one or more “qualified floating rates”, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single “objective rate” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate”.
66

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

     A U.S. holder will generally recognize gain or loss on the sale, exchange or retirement of a note equal to the difference between the amount realized on the sale, exchange or retirement and the tax basis of the note. The amount realized on the sale, exchange or retirement of a note for an amount of foreign currency will be the U.S. dollar value of that amount on:

▪	the date the payment is received in the case of a cash basis U.S. holder,
▪	the date of disposition in the case of an accrual basis U.S. holder, or
▪	in the case of a note traded on an established securities market (as defined in the applicable U.S. Treasury Regulations), that is sold by a cash basis U.S. holder (or an accrual basis U.S. holder that so elects), on the settlement date for the sale.

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

     Taxation of Non-U.S. Holders

     Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. Federal income or withholding tax on any payment on a note and any gain realized on the sale, exchange or retirement of a note unless:

▪	that payment on the note or gain realized on the sale, exchange or retirement of the note is effectively connected with the conduct by that non-U.S. holder of a trade or business in the United States,
▪	in the case of any gain realized by an individual non-U.S. holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or
▪	the non-U.S. holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The main objectives of Eksportfinans’ market risk management activities are to manage interest rate risk, currency risk and credit spread risk. With respect to the risk management of Eksportfinans’ government-supported loans, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”. With respect to the commercial loans and the corresponding liquidity reserves and funding transactions, our policy is, to the extent practicable, to match, through the use of interest rate and currency swaps and other derivative instruments, the interest rate terms, currencies and maturities of our liabilities with those of our assets. The currency exposure and interest rate exposure is measured and managed on a portfolio basis. There can, however, be no assurance that we will be able to obtain economically efficient hedging opportunities that will enable us to implement this policy with respect to new assets and liabilities.

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

     In connection with Eksportfinans’ structured transactions, primarily on the funding side but also to some extent with respect to its investments and warrant issuances, we may enter into options and hybrid transactions which reduce Eksportfinans’ exposure to the interest rate, currency or other market-related risks embedded in such transactions and which provide an opportunity to reduce Eksportfinans’ cost of funds, directly or indirectly. For further details, see note 12 to our audited consolidated financial statements in Item 18.

     As of December 31, 2011, 2010 and 2009, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options (excluding the 108 Agreement and Portfolio Hedge Agreement) were NOK 358,301 million, NOK 340,891 million and NOK 373,680 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of Eksportfinans’ loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”. As part of Eksportfinans’ risk management policy it has since 1989 chosen to outsource the internal audit function to an external auditor firm.

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

     Further information regarding financial derivatives is disclosed in note 12 to our audited consolidated financial statements in Item 18. Further information regarding risk management is disclosed in notes 27-30.

     Foreign currency exchange risk, interest rate risk and credit spread risk are managed by a separate risk management function and reported regularly to the management board.

     Foreign Currency Exchange Risk

     As of December 31, 2011, approximately 80% (66% as of December 31, 2010 and 87% as of December 31, 2009) of the Company’s assets were denominated in foreign currencies. Foreign currency exchange risk arises from mismatches in the currencies denominating our assets and our liabilities. Each instrument is swapped into Eksportfinans’ three main currencies: euro, U.S. dollars and Norwegian kroner and net exposure in euro and U.S. dollars is further hedged by foreign exchange forward. Exposure towards a currency is measured as the net of assets and liabilities for the currency. As of December 31, 2011, Eksportfinans’ exposure to currencies other than the Norwegian kroner reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position*)	Amount of net position covered by 108 Agreement items
December 31, 2011
CAD	(1,243,140)	1,246,580	3,440	2,432
JPY	(74,040,848)	74,041,659	811	305
SEK	1,979,364	(1,978,821)	543	0
EUR	29,322,232	(29,299,872)	22,360	21,088
DKK	4,165,719	(4,165,741)	(22)	195
USD	(28,225,921)	28,249,099	23,178	24,058
Other currencies	(14,520,929)	14,523,214	2,285	4,321
TOTAL	(82,563,523)	82,616,118	52,595	52,399

*)	Net position includes amounts covered by the 108 Agreement. For further details, see note 16 to our audited consolidated financial statements in Item 18.

     For more information, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Norwegian Government”.

     The above table does not include foreign currency commitments because the currency exposure first comes into effect at disbursement. At that time any currency/interest rate exposure will be hedged. For further information regarding Eksportfinans’ market risk, see note 29 to our audited consolidated financial statements in Item 18.

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

     The Board of Directors has approved the following currency risk and strategy at the present time. According to Eksportfinans’ risk policy, the Company can have an aggregate net position in each foreign currency and in all foreign currencies in total equivalent to NOK 120 million (USD 20 million). The fair value effect on Eksportfinans’ total assets and liabilities due to an adverse change of 10% in foreign currency exchange rates as of December 31, 2011 is estimated to be NOK 0.3 million before taxes. The effect per December 31, 2010 was estimated to be NOK 5.8 million. There is no breach of currency exposure limits during 2011.

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

     The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The below table shows interest rate risk of exposure with up to one year of maturity, which is a change from the parameters previously used, which measured our exposure without regard to maturity. The interest rate exposure as of December 31, 2011 is negative NOK 108,000. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points.

     Interest rate exposure with up to one year of maturity (from a 1 basis point shift of interest rate curves):

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total

As of December 31, 2011	(59)	(14)	(33)	(2)	(108)

Maximum through 2011 *)	54	19	2	88	(16)
Minimum through 2011 *)	(121)	(145)	(84)	(4)	(175)
Average through 2011	(43)	(39)	(36)	12	(106)

As of December 31, 2010	(84)	(6)	(70)	(7)	(167)

Maximum through 2010 *)	4	76	12	40	(46)
Minimum through 2010 *)	(135)	(67)	(82)	(94)	(293)
Average through 2010	(71)	(20)	(31)	1	(131)

As of December 31, 2009	(131)	(40)	70	(191)	(292)

(*)	The maximum and minimum exposure in general does not occur on the same date for different currencies.

     Administrative interest rate risk is defined as the risk inherent in non-maturing loans, where the Company maintains the right to change the interest rates on these items on a discretionary basis. Administrative interest rate risk arises when changes in market rates are not immediately reflected by changes in interest rate conditions on non-maturing assets. This is due to Eksportfinans’ discretionary fixing of interest rates on these assets. The Government makes payments to Eksportfinans sufficient to offset any interest and foreign exchange losses for transactions covered by the 108 Agreement. Positions under the 108 Agreement are therefore not included in the above presentation of exposure.

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

     Credit Spread Risk

     A potential increase in credit spreads of one percentage point would increase the net fair value of our assets and liabilities by NOK 50 million, as of December 31, 2011 (NOK 75 million for Dec 31 2010) as gains on the liability side would outweigh losses on the asset side. Credit spreads in the market is defined as market risk and not credit risk, which we define to include default probability only. Isolated for the PHA portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 7 million as of December 31, 2011, compared to NOK 10 million as of December 31, 2010. Annualized fluctuation of credit spread in the securities portfolio based on 99% confidence intervals of monthly changes through 2011 is around 50 basis points. The credit spread risk in the Liquidity Reserve Portfolio is managed through daily measurements of spread duration. According to the Company’s risk policy a change in the value of the Liquidity Reserve Portfolio by 1 basis point change in spread duration should be no more than NOK 60,000 per NOK 1 billion. The accumulated losses in the Liquidity Reserve Portfolio should not be more than 25 basis points of the value of the portfolio. These limits have not been breached since they were introduced.

     FX Basis spread risk

     The Company has earned a significant part of the annual earnings because of euros and US dollars being attractive relative to Norwegian kroner and Danish kroner. A significant part of the company’s funding is in euros and dollars while some loans and liquidity placements are in Norwegian or Danish kroner. Hence the Company has swapped significant amounts from dollars and euros over to Norwegian and Danish kroner, earning on the basis swap spread. From September 2010 the Company commenced hedging the basis risk. This included both hedging on portfolio level and for all new loans larger than NOK 500 million and with maturity longer than three years. This hedging amounted to approximately NOK 32 billion as of December 31, 2011 of which NOK 22 billion had between zero and three years remaining duration, NOK 9 billion had four to but excluding five years remaining duration and NOK 1 billion had five years or more of remaining duration.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     Under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date.

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

     Under the supervision of our management, including the chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that our internal control over financial reporting as of December 31, 2011 was effective.

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

Changes in Internal Controls over Financial Reporting

     There were no changes to our internal controls over financial reporting that occurred during 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. (Reserved)

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that it has an “audit committee financial expert” serving on its Audit Committee. Since April 21, 2010, Ms. Live Haukvik Aker has acted as the Audit Committee financial expert, and is and was independent as defined in Section 303A.02 of the New York Stock Exchange’s corporate governance standard.

Item 16B. CODE OF ETHICS

     Eksportfinans has a code of ethics that applies to Eksportfinans’ principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Eksportfinans has made its code of ethics publicly available on its internet website at www.eksportfinans.no.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees paid to our principal accountant consist of the following for the years ended December 31:

(NOK thousands)	2011	2010
Audit fees	4,722	5,153
Audit-related fees (1)	953	1,124
Tax fees	—	—
All other fees	161	157

(1)	Audit-related fees include attestations related to funding transactions.

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

     The Company did not repurchase any of its own outstanding equity securities in 2011.

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

Compensation Committees

     On December 1, 2010 a new regulation was passed pursuant to which, effective from January 1, 2011, Eksportfinans is required to have a compensation committee. Accordingly Eksportfinans established a Compensation Committee as of December 16, 2010. The compensation of the CEO is fixed by the Board, based on recommendations from the Compensation Committee. The Board is the corporate body that employs the CEO. The compensation of the Board, the auditor, the Control Committee and the Council of Representatives is fixed by the shareholders at the general meeting based on recommendations by the Nomination Committee.

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

Item 18. FINANCIAL STATEMENTS

     The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers AS, independent registered public accounting firm, are incorporated by reference in this Item 18:

Item 19. EXHIBITS

1.1	Articles of Association (English translation of Norwegian-language original)

2.1	Form of Indenture, dated as of February 1, 1996, between the Company and The Bank of New York (formerly United States Trust Company of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 2 to Form F-3 (No. 33-99538) filed with the SEC February 2, 1996)

4.1	Agreement Regarding Interest Equalization and Hedging for Eksportfinans’ Borrowing and Lending Commitments (the 108 Agreement) (English translation of Norwegian-language original)* (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 21, 2005)

4.2	Portfolio Hedge Agreement entered into by Eksportfinans ASA, DNB Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S (the Portfolio Hedge Agreement)* (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 20-F filed with the SEC June 27, 2008)

4.3	Committed Credit Line (Repo) Facilities for repo purposes provided by DNB Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S*

4.4	Agreement between the Norwegian State represented by the Ministry of Trade and Industry and Eksportfinans ASA (the Funding Agreement), dated November 26, 2008 and the related Loan Agreement between the Ministry of Trade and Industry for the Norwegian State and Eksportfinans ASA (the Loan Agreement), dated January 15, 2009* (incorporated by reference to Exhibit 4.4 of the Company’s Form 20-F filed with the SEC June 10, 2009)

4.5	Sale and Purchase Agreement between Eksportfinans ASA and KLP Prosjekt AS regarding Kommunekreditt Norge AS dated May 7, 2009, (incorporated by reference to Exhibit 99.9 of the Company’s Form 6-K filed with the SEC May 8, 2009)

4.6	Excluded Portfolio Agreement between Eksportfinans ASA and Kommunekreditt Norge AS, dated May 7, 2009* (incorporated by reference to Exhibit 4.6 of the Company’s Form 20-F filed with the SEC June 10, 2009)

4.7	Global Master Repurchase Agreement with DNB Bank ASA dated February 22, 2012

4.8	Agreement with the Norwegian Ministry of Trade and Industry setting out terms and conditions for Eksportfinans arranging export credit loans during the period from November 18, 2011 and until June 30, 2012 (the Transition Agreement with the Norwegian State) (English translation of Norwegian-language original)
83

4.9	Agreement with the Norwegian Ministry of Trade and Industry on transfer of employees from Eksportfinans to the new state entity (the Agreement on Transfer of Employees to the State Entity) (English translation of Norwegian-language original)

7.1	Computation of ratio of earnings to fixed charges

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

*	Confidential treatment requested and the redacted material has been separately filed with the SEC.

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

Dated: March 30, 2012

85

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eksportfinans ASA:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement present fairly, in all material respects, the financial position of Eksportfinans ASA and its subsidiaries (the "Company") at December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS

Oslo, Norway
March 30, 2012

STATEMENT OF COMPREHENSIVE INCOME

				NOTE
(NOK thousands)	2011	2010	2009

Interest and related income on loans due from credit institutions	822,089	1,174,778	1,864,021
Interest and related income on loans due from customers	3,888,102	3,729,369	3,423,755
Interest and related income on securities	864,248	868,776	1,851,586
Other interest and related income	53,985	43,700	73,146
Total interest and related income	5,628,424	5,816,623	7,212,508

Interest and related expenses on commercial paper and bond debt	4,007,439	4,195,983	5,642,400
Interest and related expenses on subordinated debt	4,030	7,492	20,562
Interest and related expenses on capital contribution securities	9,552	9,385	14,702
Other interest and related expenses	57,651	184,878	64,819
Total interest and related expenses	4,078,672	4,397,738	5,742,483

NET INTEREST INCOME	1,549,752	1,418,885	1,470,025

Commissions and income related to banking services	1,031	1,515	1,576
Commissions and expenses related to banking services	5,697	6,956	7,421

Net gains/(losses) on financial instruments at fair value	40,373,414	(603,075)	(3,793,170)	5, 29.4

Other income	16,087	6,822	15,440	7

NET OTHER OPERATING INCOME	40,384,835	(601,694)	(3,783,575)

TOTAL OPERATING INCOME	41,934,587	817,191	(2,313,550)

Salaries and other administrative expenses	181,503	157,373	151,706	9
Depreciation	20,083	23,041	20,381	14 ,15
Other expenses	12,163	14,264	15,254	10
TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT CHARGES ON LOANS	213,749	194,678	187,341

Impairment charges on loans at amortized cost	0	0	0	28.4

PRE-TAX OPERATING PROFIT/(LOSS)	41,720,838	622,513	(2,500,891)

Taxes	11,682,272	174,519	(699,091)	11

PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	30,038,566	447,994	(1,801,800)

Profit /(loss) for the year from discontinued operations, net of taxes	0	0	1,148
Other comprehensive income	0	0	0

TOTAL COMPREHENSIVE INCOME	30,038,566	447,994	(1,800,652)

Allocated to/(from) reserve for unrealized gains	29,292,698	(332,544)	0	24
Allocated to/(from) other equity	745,868	780,538	0	24
TOTAL ALLOCATIONS	30,038,566	447,994	—

The accompanying notes are an integral part of the financial statements.

BALANCE SHEET

				NOTE
(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009

ASSETS
Cash	0	5	4
Loans due from credit institutions 1)	40,339,763	43,013,946	64,126,108	13
Loans due from customers 2)	96,541,221	85,095,398	66,677,131	13
Securities	51,908,412	67,920,880	76,089,636	28.5
Financial derivatives	19,446,289	15,403,160	14,343,940	12
Deferred tax assets	0	43,729	0	11
Intangible assets	16,306	20,209	25,973	14
Property, equipment and investment property	209,605	204,712	207,820	15
Other assets	5,467,037	3,847,386	3,783,287	16
TOTAL ASSETS	213,928,633	215,549,425	225,253,899

LIABILITIES
Deposits by credit institutions	574	44,754	38,333
Commercial paper debt	5,762,049	3,306,532	19,107,830	17
Bond debt	135,726,555	183,095,213	178,526,422	17
Financial derivatives	13,870,542	14,247,493	14,809,777	12
Taxes payable	294,765	373,598	73,355	11
Deferred tax liabilities	11,343,069	0	156,931	11
Other liabilities	10,721,609	7,174,627	5,123,890	20
Provisions	128,041	95,896	88,989	8, 19
Subordinated debt	1,039,230	1,638,650	1,501,567	21
Capital contribution securities	348,109	417,128	419,265	22
Preference share	0	11	11	2.18
TOTAL LIABILITIES	179,234,543	210,393,902	219,846,370

SHAREHOLDERS' EQUITY
Share capital	2,771,097	2,771,097	2,771,097	23
Share premium reserve	176,597	176,586	176,586	24
Reserve for unrealized gains	29,363,249	70,551	0	24
Other equity	2,383,147	2,137,289	2,459,846
Total shareholders' equity	34,694,090	5,155,523	5,407,529

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	213,928,633	215,549,425	225,253,899

1)	Of NOK 40,339,763 thousand at December 31, 2011, NOK 39,950,616 thousand is measured at fair value through profit or loss and NOK 389,147 thousand is measured at amortized cost. Of NOK 43,013,946 thousand at December 31, 2010, NOK 29,810,571 thousand is measured at fair value through profit or loss and NOK 13.203.375 thousand is measured at amortized cost.
2)	Of NOK 96,541,221 thousand at December 31, 2011, NOK 61,358,301 thousand is measured at fair value through profit or loss and NOK 35,182,920 thousand is measured at amortized cost. Of NOK 85,095,398 thousand at December 31, 2010, NOK 49,204,511 thousand is measured at fair value through profit or loss and NOK 35,890,887 thousand is measured at amortized cost.

The accompanying notes are an integral part of the financial statements.

Geir Bergvoll Chair person	Carl Erik Steen Deputy chair person	Live Haukvik Aker
Tone Lunde Bakker	Bodil Hollingsæter	Marianne Heien Blystad
Christian Berg	Tor Østbø	Gisèle Marchand President and CEO
F-3

STATEMENT OF CHANGES IN EQUITY

(NOK thousands)	Share capital 1)	Share premium reserve 1)	Reserve unrealized gains 1)	Other equity	Total equity

EQUITY AS AT JANUARY 1, 2010	2,771,097	176,586	403,095	2,056,751	5,407,529

Total comprehensive income for the period	0	0	(332,544)	780,538	447,994
Dividends paid	0	0	0	(700,000)	(700,000)
EQUITY AS AT DECEMBER 31, 2010	2,771,097	176,586	70,551	2,137,289	5,155,523

EQUITY AS AT JANUARY 1, 2011	2,771,097	176,586	70,551	2,137,289	5,155,523

Total comprehensive income for the period	0	0	29,292,698	745,869	30,038,566
Dividends paid	0	0	0	(500,000)	(500,000)
Increase in share premium reserve as a result of repayment of preference share 2)	0	11	0	(11)	0
EQUITY AS AT DECEMBER 31, 2011	2,771,097	176,597	29,363,249	2,383,147	34,694,090

1)	Restricted equity that cannot be paid out to the the owners without a resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law. For further information, see note 24.
2)	See note 2.16 and 23 for details.

The accompanying notes are an integral part of the financial statements.

CASH FLOW STATEMENT

				NOTE
(NOK thousands)	2011	2010	2009

Pre-tax operating profit/(loss) from continuing operations	41,720,838	622,513	(2,500,891)

Provided by operating activities:
Accrual of contribution from the Norwegian government	(322,402)	(787,062)	(382,396)
Unrealized losses/(gains) on financial instruments at fair value	(40,515,032)	553,900	3,857,530	5
Realized losses on financial instruments at fair value through profit and loss [non-cash items]	26,941	26,354	0
Depreciation	20,083	23,041	20,381	14, 15

Disbursement on loans 1)	(33,685,138)	(33,654,226)	(73,371,699)
Principal collected on loans 2)	35,421,882	32,415,841	83,820,416
Purchase of financial investments (trading)	(43,516,381)	(43,400,727)	(37,729,976)
Proceeds from sale or redemption of financial investments (trading)	51,682,977	38,748,102	45,473,027
Contribution paid by the Norwegian government	382,396	332,274	151,666
Taxes paid	(74,073)	(74,132)	(142,960)

Changes in:
Accrued interest receivable	224,600	1,498,011	(1,198,578)
Other receivables	(1,638,388)	401,836	6,756,411
Accrued liabilities	2,618,827	408,071	(726,737)
NET CASH FLOW FROM OPERATING ACTIVITIES	12,347,130	(2,886,204)	24,026,194

Purchase of financial investments	(5,575,080)	(4,316,528)	(642,017)
Proceeds from sale or redemption of financial investments	12,912,253	18,335,527	5,991,375
Net cashflow from financial derivatives	92,596	7,029,855	(16,045,057)
Purchases of property and equipment and intangible assets	(21,893)	(14,175)	(11,630)	14, 15
Proceeds from sales of property and equipment	954	0	670
NET CASH FLOW FROM INVESTING ACTIVITIES	7,408,830	21,034,679	(10,706,659)

Change in debt to credit institutions	(45,212)	5,852	(230,827)
Proceeds from issuance of commercial paper debt	185,914,814	280,888,654	256,414,537
Repayments of commercial paper debt	(183,536,563)	(296,900,558)	(265,520,194)
Proceeds from issuance of bond debt	51,552,042	72,231,121	69,338,668
Principal payments on bond debt	(63,287,171)	(74,253,198)	(75,226,236)
Repayment of subordinated debt	(449,453)	0	0
Repayment of preference share	(11)	0	11	2.16
Dividends paid	(500,000)	(700,000)	0	2.10
NET CASH FLOW FROM FINANCING ACTIVITIES	(10,351,554)	(18,728,129)	(15,224,041)

NET CHANGE IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	9,404,406	(579,654)	(1,904,506)

Cash and cash equivalents as at beginning of period	3,932,261	4,523,484	7,326,727	26

Effect of exchange rates on cash and cash equivalents	65,925	(11,569)	(878,302)
Net change in cash and cash equivalents from discontinued operations 3)	0	0	(20,435)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	13,402,592	3,932,261	4,523,484	26

1)	Of NOK 73.4 billion in 2009, NOK 45.3 billion is related to funding of Kommunekreditt and other municipal-related disbursements after the sale of the subsidiary.
2)	Of NOK 83.8 billion in 2009, NOK 44.5 billion is related to repayment from Kommunekreditt in relation to the sale of the subsidiary.
3)	Cash flows from discontinued operations for 2009 are related to investing activities, as they represent the net cash flow effect from the sale of the subsidiary.

The accompanying notes are an integral part of the financial statements.

1 GENERAL INFORMATION

Eksportfinans ASA (“The Company”) provides the Norwegian export sector with long-term financing.

Eksportfinans ASA is a limited liability company. Eksportfinans ASA is incorporated and domiciled in Norway. The address of the head office is Dronning Mauds gate 15, P.O. Box 1601 Vika, N-0119 Oslo, Norway.

The fiscal year of the Company runs from January 1 to December 31.

These financial statements have been approved for issue by the Board of Directors on March 1, 2012.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

These financial statements have been prepared in line with accounting regulations and legislation in Norway. The Norwegian Accounting Act requires the Company to prepare the financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). This set of standards is not necessarily identical with IFRS as issued by the International Accounting Standards Board (IASB). Mainly, these differences are related to the timing of endorsement by the EU, but there are also material differences in specific standards (e.g. the ’carve outs‘ in IAS 39). For Eksportfinans, however, the existing differences are not relevant. Hence, there are no differences in the application of the IFRS versions, and the financial statements of Eksportfinans have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB. The Norwegian Accounting Act also requires some disclosure in addition to the disclosure required by IFRS. These are related to remuneration, and are included in these financial statements. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities held at fair value through profit and loss, and as modified by the revaluation made for certain assets when implementing IFRS.

New and amended standards (IFRSs) and interpretations (IFRICs) adopted by the Company in 2011

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year 2011 that had a material impact on the Company.

New and amended standards (IFRSs) and interpretations (IFRICs) issued but not effective for the financial year beginning January 1, 2011, and not early adopted by the Company

IAS 19, ‘Employee benefits’ was amended in June 2011. The impact on the Company will be as follows: to eliminate the corridor approach and recognise all actuarial gains and losses in OCI as they occur; to immediately recognise all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The Company is yet to assess the full impact of the amendments.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after January 1, 2015.

IFRS 10, Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The amendments are not relevant for the Company as it is no longer part of a group.

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

The amendments are not relevant for the Company as it does not have any interest in other entities.

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across

IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Company is yet to assess IFRS 13’s full impact and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

2.2 Foreign currency translation

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company operates, i.e. the functional currency. Norwegian kroner (NOK) serve as both the functional and presentational currency for the Company.

On initial recognition, foreign currency transactions are recorded applying the spot exchange rate at the date of recognition. At the balance sheet date, foreign currency monetary items are translated using the closing rate. Unrealized gains and losses on foreign currency translations are posted in the statement of comprehensive income. This is not applied for items related to the 108 Agreement with the government, as foreign currency risks are covered by the Agreement. Exchange rate differences on transactions under the Agreement are booked to a settlement account with the government on the balance sheet. See the further description of the 108 Agreement in notes 2.5.1, 2.5.3 and 12.

2.3 Recognition and derecognition of financial assets and liabilities

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

2.4 Revenue recognition

Interest income from financial instruments measured at amortized cost is recognized in the statement of comprehensive income using the effective interest method. Interest income from financial instruments measured at fair value through profit or loss is recognized in the statement of comprehensive income as it accrues.

All interest income and interest expense is classified to net interest income. This includes interest related to financial assets and financial liabilities measured at fair value through profit or loss.

Guarantees issued are recognized initially on the balance sheet at fair value. The fees that the Company receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation in the line item ’Commissions and income related to banking services‘.

2.5 Financial instruments

2.5.1 Financial instruments used and classification in portfolios

The Company’s balance sheet consists to a great extent of financial instruments. The accounting policies related to these assets and liabilities are therefore critical for an understanding of the financial statements.

Financial instruments are classified into the following categories:

▪	Financial assets or financial liabilities at fair value through profit or loss
▪	Loans and receivables (measured at amortized cost)
▪	Other financial liabilities (measured at amortized cost)

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

Loans and receivables measured at amortized cost consist of loans covered by an agreement with the authorities pursuant to Parliamentary Bill No. 108 (1977-78), (referred to as the 108 Agreement) and loans due from the former subsidiary Kommunekreditt, presently named KLP Kreditt AS. The 108 Agreement has been established to provide exporters of capital goods financing on terms that are in accordance with OECD (Organization for Economic Co-operation and Development) regulations related to the Consensus Agreement for export financing (the CIRR scheme). Coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the 108 Agreement. The Company enters into derivative contracts on behalf of the 108 Agreement to reduce the market risk. See further description in note 2.5.3.

Other financial liabilities, measured at amortized cost, consist of debt related to the 108 Agreement.

2.5.2 Measurement

2.5.2.1 Initial measurement

Financial instruments are measured at fair value on the date of recognition, see note 2.3.

2.5.2.2 Subsequent measurement

Measurement at fair value through profit or loss

Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s length transaction.

The Company has elected the fair value option for the main portion of its financial instruments, with three exceptions. Firstly, lending, borrowing and liquidity under the government supported 108 Agreement are measured at amortized cost. Secondly, the loan to KLP Kreditt AS (formerly Kommunekreditt Norge AS) is measured at amortized cost. Thirdly, instruments for which fair value measurement is a requirement and are therefore not subject to the fair value option. The latter applies for financial assets and liabilities held for trading and all financial derivatives, which are required to be measured at fair value under present regulations.

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

2.5.3 Presentation in the balance sheet and statement of comprehensive income

General

Interest accrued but not paid or received and adjustments to fair value are presented in the balance sheet in the same line item as the underlying asset or liability to which the interest relates.

Lending

Loans are recorded, dependent on the counterparty, either in the line item ’Loans due from credit institutions’ or in the line item ’Loans due from customers‘ in the balance sheet, regardless of measurement principles applied. The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. These loans are classified as loans to credit institutions under present regulations.

Interest income on instruments classified as lending is included in the line item ’Net interest income‘ using the effective interest method, irrespective of measurement principle. The method is described in the section on amortized cost in note 2.5.2.2. Fees are recognized as income or expense at the transaction date when applying fair value, and as interest income using the effective interest method when applying amortized cost measurement.

Changes in the value of loans measured at fair value are included in the line item ’Net gains/(losses) on financial instruments at fair value‘ in the statement of comprehensive income, except for interest income which is recorded in net interest income.

The 108 Agreement

The 108 Agreement provides coverage of interest rate and exchange rate risk for qualifying lending, borrowing and liquidity. The aim of the Agreement is to provide a fixed Norwegian krone based margin on qualifying OECD loans by compensating for re-pricing or foreign currency mismatch between the lending and the funding. The Agreement entails the debiting or crediting of settlement accounts continuously throughout the year for realized payment differences related to lending and borrowing. The net amount to be refunded by the government is included in the line item ’Other assets‘ in the balance sheet.

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

A decrease in the value at the balance sheet date based on objective evidence of impairment for loans valued at amortized cost is reflected in the line item ’Impairment charges on loans at amortized cost‘ in the statement of comprehensive income.

Under present accounting regulation, certain components of the 108 Agreement, which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the Agreement due to changes in interest and foreign exchange rates, are defined as embedded financial derivatives. Separate measurement at fair value for these derivatives has the potential to result in considerable increases in the Company’s income volatility. See note 12 for specifications.

Securities

Interest bearing securities, consisting of commercial paper and bonds, are included in the line item ’Securities‘ in the balance sheet. The line item ’Securities‘ consists of securities covered by the Portfolio Hedge Agreement (as described below) and the Liquidity Reserve Portfolio (as described in note 30.1).

Interest income on securities is included in the line item ’Net interest income‘ using the effective interest method. The method is described in the section on amortized cost in note 2.5.2.2.

Realized gains or losses from the sale of securities, and changes in fair value of securities, are included in the line item ’Net gains/(losses) on financial instruments at fair value‘ in the statement of comprehensive income.

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

Interest, and the interest effect on economical hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ’Net gains/(losses) on financial instruments at fair value‘. See note 29.4 for the impact of this economic hedging.

Portfolio Hedge Agreement

In March 2008 the Company entered into an agreement with a majority of the shareholders. The shareholders guarantee for further market value decline relative to the fair value as of end of February 2008 in the securities portfolio for an amount up to NOK 5 billion. This agreement is referred to as the Portfolio Hedge Agreement (PHA). The agreement meets the definitions of a financial derivative contract and is measured at fair value. Changes in fair value are recorded in the line item ’Net gains/(losses) on financial instruments at fair value‘ in the statement of comprehensive income. See note 12 for a description of the agreement.

Borrowings through the issue of securities

All borrowings are measured at fair value with the exception of borrowings under the 108 Agreement, which are measured at amortized cost. Changes in value of borrowings measured at fair value are included in the line item ‘Net gains/(losses) on financial instruments at fair value‘ in the statement of comprehensive income, except for interest expense which is recorded in net interest income.

Reacquired debt

Reacquired debt is deducted from the same line item in which the initial issue was recorded. The reduction is made with the carrying value. For debt not covered by the 108 Agreement, there is no effect in the statement of comprehensive income from the reacquisition, as the debt is already measured at fair value.

2.6 Intangible assets

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

See note 14 for further information.

2.7 Property and equipment

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

See note 15 for further information.

2.8 Investment property

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

See notes 7, 10 and 15 for further information related to investment property.

2.9 Impairment of non-financial assets

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

2.10 Dividend

Dividend from Eksportfinans to its owners is recognized in the year in which the dividend is formally approved by the Council of Representatives, and not in the fiscal year to which the dividend is related.

2.11 Pension commitments

Pension plans

The Company has a set of employee retirement plans, consisting of both defined benefit plans and defined contribution plans, reflecting national practices and conditions. The plans are generally covered by pension schemes funded and managed through life insurance companies, determined by periodic actuarial calculations.

Pension schemes of the Company define an amount of pension benefit that an employee will receive on retirement, dependent on several factors, such as age, years of service and compensation.

The Company is required to establish an occupational pension scheme in accordance with the Norwegian law on required occupational pension (‘lov om obligatorisk tjenestepensjon‘). The Company’s pension scheme meets the requirements of that law.

Pension costs

The pension calculations are carried out in accordance with IAS 19.

The pension expenses in the statement of comprehensive income are based on assumptions determined at the start of the period while the liability is based on assumptions at the end of the period (i.e. the balance sheet date). Pension expenses are included in the line item ’Salaries and other administrative expenses‘ in the statement of comprehensive income.

Obligations for defined contribution pension plans are recognized as an expense as the employee renders services to the entity and the contribution payable in exchange for that service becomes due.

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

2.14 Leases

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

2.16 Preference share

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

As the loan agreement had a duration of two years, the preference share was repaid 12 May 2011.

2.17 Financial guarantees

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

3.1 Fair value of financial instruments

Eksportfinans uses quoted prices where available, valuation techniques and theoretical models using market information. These estimates are calibrated against economic models and any observed transaction prices. Estimated market values of derivatives under Credit Support Annexes (“CSA agreements”) are also reconciled daily with counterparties valuations (see "Note 28.2 Risk limit control and mitigation policies" for a brief description of CSA agreements). Since Eksportfinans has adopted the fair value option for the majority of its financial assets and liabilities, market changes or changes to assumptions or estimated levels can significantly impact the fair value of an instrument as reported and have a significant impact on the statement of comprehensive income. The subjectivity of these assumptions is reduced by using observable market inputs in the valuations, such as a quoted price or rate, by using multiple models for valuation purposes, and by obtaining price and rate information from multiple sources.

In particular the multi-notch downgrade of Eksportfinans from Moody's and Standard and Poor's in November 2011 lead to significant reductions in the market value of the Company's own debt. The Company used quoted prices of traded debt both before and after the downgrade since IFRS requires actual traded prices to be used if such quotes exist. The rating effect on the Company's significant liabilities overshadowed all other market fluctuations effects for 2011 and the unrealized gain for the year is several times higher than ever recorded for any year before in the history of the Company. The volatility in future results arising from more fluctuating credit spread levels given our current low rating must also be expected to be higher than historically.

Generally critical accounting estimates and judgment are those related to fair value measurement of financial instruments using significant unobservable inputs. Unobservable inputs are most significant for structured bond debt, the swaps used to economically hedge the structured bond debt and export loans. For structured debt and related swap contracts, the most important assumptions that impact the estimate of fair value are the spread assumptions and the models chosen for the Monte Carlo simulations performed in order to be able to project expected coupon and maturity dates. The simulations performed to project coupons and maturities are based on market data such as volatilities and correlations. However, there is in general little market data available to corroborate the simulations performed. Spread assumptions are to a large extent based on internal data.

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

The applied discount rates are 4.5 percent and 4.0 percent for the pension cost and the pension liability respectively.

Estimated sensitivity of pension cost and obligation from changes in the discount rate:

(NOK millions)	Gross pension cost *)	Projected benefit obligation
Discount rate applied	4.00%	2.60%
Actuarial calculation	25.2	314.2
Effect from 1 percentage point increase	(3.5)	(53.4)
Effect from 1 percentage point decrease	4.6	69.1

*) Gross pension cost consists of the items ‘service cost’ and ‘interest cost’ specified in note 8.

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

An active market is one in which transactions, for the financial asset or financial liability being valued, occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A market is considered to be non-active when there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or little information is released publicly for the financial asset or financial liability. Pricing transparency is affected by a number of different factors, such as type of financial instrument, whether the instrument is new to the market, characteristics specific to the transaction, and general market conditions.

The degree of judgment used in the measurement of fair value of financial instruments is generally higher with a lower level of pricing transparency, and vice versa. Financial instruments with quoted prices in active markets generally have higher transparency of prices, and less judgment is needed when determining fair value. Conversely, instruments traded in non-active markets, or that do not have quoted prices, have lower transparency of prices, and fair values are estimated through valuation models or other pricing techniques that require a higher degree of judgment.

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

In general, the Company goes through the following process to establish fair value for each financial instrument:

-	First, the Company seeks to identify current quoted prices in an active market for the financial instrument.
-	If there are no current quoted prices, the Company seeks to identify recent transactions for the same instrument.
-	If there are no recently quoted prices for the same instrument, the Company seeks to identify current or recently quoted prices or transactions for another instrument that is substantially the same.
-	If there are no quoted prices for essentially equal instruments, the Company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.
-	In certain instances, it is necessary for the Company to use unobservable inputs into the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.

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

For guaranteed loans, interest rate curves are obtained from market sources, and credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Norwegian Guarantee Institute for Export Credits (GIEK). Eksportfinans’ non-government guarantors are currently well rated (A- or above) Norwegian banks and international banks with solid financial position. An increase in the credit risk of the debtor will, as a result of the guarantee, in most cases not lead to more than an insignificant increase of the combined credit risk. This is reflected in market rates so for example a loan made to a debtor guaranteed by a specific bank has a considerably lower spread than a direct loan made to the same bank. Eksportfinans therefore believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread. Credit ratings of all guarantors are monitored on an ongoing basis. Spreads are adjusted upon significant changes in rating for the guarantor since origination date, as the Company considers this as evidence of widening of spreads. Further, the Company analyses the development of initial margins over time. These data show that initial margins obtained for new guaranteed loans have not been functions of time, not even during the financially turbulent times in 2007-2009. Credit spreads for guaranteed loans given by the Company, have consequently not increased with the significant general credit spread increase during the period. The spreads applied to fair value measurement of export loans are unobservable in the market. The method that the Company has deemed the most correct one in absence of suitable market spreads has produced variation in credit spreads of 2 basis points on average for the guaranteed portfolio over the history for which the Company has data for. The largest monthly change for the guaranteed loan portfolio has been 4 basis points (November 2010). This reflected more expensive pricing towards clients for newly distributed loans and not rating changes prompting spread changes on old loans. At year-end 2011 a spread widening of 1 basis point of the guaranteed loan portfolio will reduce its market value by approximately NOK 16 million (NOK 16 million as of year-end 2010) so a spread widening equal to the largest ones observed during a month so far will give unrealized losses of NOK 64 million. As per year-end the guaranteed portfolio constitutes 66 percent of the loan portfolio.

For direct loans to Norwegian savings banks, interest rate curves and credit spreads are based on observable market data. The credit spread curves obtained from the market are from widely published reports from market participants on indicative spreads for identical or similar loans. The spreads are published in the market shortly after month end, but do not represent offers, or solicitations of offers, to purchase or sell financial instruments. To ensure that the information can be used for fair value measurement purposes, Eksportfinans performs an assessment of the evaluations, calculations, opinions and recommendations of the publications. The spreads come partly from trading screens quoting actual trades, and partly from matrix pricing and interpolations including judgments by the distributors. Eksportfinans has assessed their interpolation methodologies, matrix pricing algorithms and models to be adequate and of sufficient quality. As of end of 2011 a credit spread widening in the direct loan portfolio of one basis point would induce an unrealized loss to the Company of NOK 6 million (NOK 7 million as per year-end 2010). Direct loans to banks account for 12 percent of the lending portfolio (15 percent as of end of 2010).

For remaining municipal lending after the sale of former municipality lender daughter company Kommunekreditt, interest rate curves and credit spreads are based on observable market data. The credit spreads used in the model are supported by quotes obtained from three different price providers. For loans guaranteed by municipalities, the same methodology is used as for guaranteed export lending. As of end of 2011 a credit spread widening of one basis point in the municipal lending portfolio would induce an unrealized loss to the Company of NOK 3 million (NOK 3 million as of end of 2010). Municipality loans are 6 percent of the lending portfolio as of year-end. For the combined total lending portfolio over the past two years credit spreads have changed less than 5 basis points per month in 95 percent of the time. A spread widening of 5 basis points would give an estimated loss of NOK 125 million. As of the end of 2010 a 95 percent confidence interval was 10 basis points representing NOK 230 million. The guarantees received are embedded in the loan agreements, and not separately transferable.

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

Since July 2008 the Company has used a factor model, deriving comparable spreads from the remaining liquidity of similar securities. This specifically developed index model derives comparable spreads for a security from liquidity and credit spreads of similar securities. The two factors used in the index mapping procedure are the two year spread between the Euro swap two year rate and Euro government two year rate, and the iTraxx five year senior financial index spread. Eksportfinans applied the factor model to 44 percent of the securities, representing approximately 32 percent of the securities portfolios measured at market value as of December 31, 2011 and to 45 percent of the securities, representing approximately 41 percent of the trading portfolio measured at market value as of December 31, 2010.

For the remaining securities not valued with the factor model, sixteen had such short time to maturity that par value was used. One security (AAA institution) is adjusted for discount margin at time of purchase, and one instrument is priced by comparing it to similar instrument (same counterparty and time to maturity). One security was priced in the Company’s main trading system due to its simplicity. Eksportfinans holds two securities originally with defaulted (now non-existent) Washington Mutual as counterparty in the guaranteed PHA portfolio. These securities were priced using recovery rates from one source, but calibrated with other quotes. For the remaining securities, Eksportfinans retrieved prices and credit spread quotes from eleven different market makers and pricing vendors.

The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Among the eleven different quote providers, the two major price providers (Bloomberg & TASS) covered 60 percent (62 percent as of December 31. 2010). Eksportfinans has established various controls to ensure the reasonableness of received quotes such as reconciling with other securities of similar currency, maturity, country or issuer and reconciling with actual trade data from Bloomberg. The Company also investigates large variations amongst different price providers. For all quoted prices the median quote was used.

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

Eksportfinans’ structured issues currently consist of eight main structure types:

-	The coupon is paid in a different currency than the currency for which the coupon is calculated and the bond might have Bermudian options embedded. Bonds with this coupon type are priced using a Hull-White one-factor model if there is only one currency and an N-currency model coupled with a Black and Scholes model in cases of several currencies.

-	The coupon is based on the minimum of two FX’s (JPY/USD and AUD/JPY for a majority of our issues). We use Black and Scholes to model the foreign exchange rates and a Hull-White one factor model to treat the interest rate curves.

-	Fixed rate securities with Bermudan options. These are modeled using Black and Scholes framework.

-	The coupon has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low. These coupon structures are modeled by an N-currency model.

-	The coupon is inversely linked to the London Interbank Offer Rate (LIBOR). The coupon structure is normally of the type “FixedRate-multiplier x Libor”. Here we use a Hull-White model for the interest rate and if the issue contains more than one currency, we use the N-factor model.

-	The coupon depends on the difference between two interest rates, for example ’2 year swap minus 10 year swap‘. This difference is multiplied with a factor, and both one and two currencies can be involved. For one-currency issues a Hull-White model is used for the two interest rates. For two-currency issues a Black and Scholes model put together with an N-currency model is used.

-	The coupon is based on the performance of single equities, equity baskets or indexes. These issues are priced based on a Black and Scholes model if the underlying is in the same currency as the notional. The implied volatility derived from suitable traded options is used as volatility input and expected future dividends are based on market expectations. If the underlying is in a different currency than the notional we use a quanto-model to factor in the currency effect.

-	The coupon is paid only if the issuer calls the issue. For such structures (like callable zeros) the call option is normally Bermudian and contains only one currency. Eksportfinans price it using a Hull-White one-factor model.

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

Changes in credit spread are considered in the valuation of structured bond debt. There is no market for trading in Eksportfinans’ structured debt. Since the multi-notch downgrade of Eksportfinans in November the Company does not anticipate issuing new debt. Prior to the downgrade the most current issue spread for corresponding issues was used to value the structured bonds. After the downgrade there are no new issues of structured debt and instead the Company uses spreads on unstructured debt for the outstanding structured issues. The basis point sensitivity of the structured bond portfolio is 48 million so increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of structured bond debt by approximately NOK 480 million as of December 31, 2011, down from NOK 720 million as of December 31, 2010 mainly due to a shorter expected maturity of the portfolio than one year ago.

Other bond debt:

Fair value of other bond debt is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from the market. The credit spreads are derived from current spreads on Eksportfinans’ USD benchmarks quoted by Bloomberg. Only spreads supported by actual trades close to year-end are used. Quoted spreads are also used for benchmark issues that are not quoted on Bloomberg. From the spread quotes obtained, a yield curve is derived by using a linear interpolation methodology. These are similar instruments, and the quoted prices cover the range of maturities in the benchmark debt portfolio.

In order to assess the reasonableness of the quotes used, spreads are also benchmarked against broker quotes obtained from four different dealers in Eksportfinans’ benchmark program.

Commercial paper debt:

Fair value of commercial paper debt (CP) is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves. Interest rate curves are obtained from market sources and credit spreads are based on initial margin relative to LIBOR at the time of borrowing. Eksportfinans outstanding CP balance as of year-end 2011 and through the year had so short maturity and/or was so low that credit spread adjustments would be immaterial hence were not done. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of CP by approximately NOK 0.7 million as of December 31, 2011, up from NOK 0.6 million as of December 31, 2010.

Subordinated debt and capital contribution securities:

Fair value of subordinated bond debt and capital contribution securities are established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from market participants. The credit spreads are obtained from the arranger banks for the capital contribution securities. For the subordinated debt we use the same credit spreads as quoted for our traded unstructured debt of same maturity and currency. Quotes come either as credit spreads relative to USD swap rates or the Gilt curve, or as a quoted fair value price. For quotes received in the form of credit spreads, appropriate net present value calculations derive the fair value of the security, using the quoted credit spread relative to the corresponding curve. The Company considers the spread and price quotes obtained as unobservable input to the valuation. Increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of subordinated debt by approx NOK 0.5 million and capital contribution securities by approximately NOK 5 million as of December 31, 2011 compared to NOK 1 million and NOK 6 million respectively as of December 31, 2010.

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

Level 3:

Securities with inputs that are both significant to fair value and unobservable.

This hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuations where possible.

The assessments of which level each transaction falls into is a dynamic process.

Cash is classified as level 1 as currency rates are quoted frequently and trading volume sufficiently high to enable the Company to trade even large volumes or observable market prices.

Loans and receivables that do not trade frequently or in sufficient volumes to be classified in level 1 but where nothing but observable market data (such as interest rate levels and published spread indices) and well known discounting methods are used are classified as level 2. Loans and receivables where credit spreads at a reporting date is a function of initial over the counter negotiated spreads and subjective adjustments to input such as rating changes are classified as level 3.

Securities consist of bonds in our liquidity portfolios which are classified as level 2 as they are valued using index mappings or adjusted market prices such as median of several quotes not necessarily public obtainable.

Financial derivatives are either normal interest rate- or currency swaps classified in level 2 as standard discounting of observable input is used in the valuation, or structured swaps classified as level 3 where unobservable inputs such as correlations and volatilities are used in model valuations.

The below tables set forth Eksportfinans trading assets and liabilities and other financial assets and liabilities accounted for at fair value under the fair value option. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets measured at fair value through profit or loss:

December 31, 2011
(NOK thousands)	Level 1	Level 2	Level 3	Total
Cash	0	0	0	0
Loans due from credit institutions	1,899,308	36,716,203	1,335,105	39,950,616
Loans due from customers	0	4,937,422	56,420,879	61,358,301
Securities	0	51,908,412	0	51,908,412
Financial derivatives	0	13,188,079	6,258,210	19,446,289
Other assets	0	4,612,500	0	4,612,500
Total fair value as at December 31, 2011	1,899,308	111,362,616	64,014,194	177,276,118

December 31, 2010
(NOK thousands)	Level 1	Level 2	Level 3	Total
Cash	5	0	0	5
Loans due from credit institutions	0	27,859,583	1,950,988	29,810,571
Loans due from customers	0	5,026,182	44,178,329	49,204,511
Securities	0	67,920,880	0	67,920,880
Financial derivatives	0	8,283,325	7,119,835	15,403,160
Other assets	0	2,952,537	0	2,952,537
Total fair value as at December 31, 2010	5	112,042,507	53,249,152	165,291,664

As for financial liabilities at year-end deposits and commercial paper are valued using public market data and standard discounted cash flow techniques and hence classified as level 2. Unstructured bond debt such as benchmark issues are valued through a combination of discounting cash flows and using quoted credit spreads for similar securities and thus classified as level 2. Structured bond debt use unobservable inputs and model valuation and is classified as level 3. Financial derivatives on the liability side are both level 2 and 3, see discussion above for financial derivative assets. Other liabilities are specified in note 20 and are valued using discounting techniques and observable market data. Subordinated debt and capital contribution services are valued using discounted cashflow methods but with credit spread adjustments obtained from arranger banks only. These are indicative spreads and not publicly available hence the valuation technique uses unobservable inputs.

Financial liabilities measured at fair value through profit or loss:

December 31, 2011
(NOK thousands)	Level 1	Level 2	Level 3	Total
Deposits by credit institutions	0	574	0	574
Commercial paper debt	0	5,762,049	0	5,762,049
Unstructured bond debt	0	45,463,708	0	45,463,708
Structured bond debt	0	0	54,053,305	54,053,305
Financial derivatives	0	2,639,873	11,230,669	13,870,542
Other liabilities	709,553	9,804,756	0	10,514,309
Subordinated debt	0	0	1,039,230	1,039,230
Capital contribution securities	0	0	348,109	348,109
Total fair value as at December 31, 2011	709,553	63,670,960	66,671,313	131,051,826

December 31, 2010
(NOK thousands)	Level 1	Level 2	Level 3	Total
Deposits by credit institutions	0	44,754	0	44,754
Commercial paper debt	0	3,306,532	0	3,306,532
Unstructured bond debt	0	57,397,917	0	57,397,917
Structured bond debt	0	0	88,843,817	88,843,817
Financial derivatives	0	4,000,066	10,247,427	14,247,493
Other liabilities	0	6,685,427	0	6,685,427
Subordinated debt	0	0	1,638,650	1,638,650
Capital contribution securities	0	0	417,128	417,128
Total fair value as at December 31, 2010	0	71,434,696	101,147,022	172,581,718

The movements of level 3 assets and liabilities during 2011 are shown as follows:

Financial assets measured at fair value through profit or loss based on level 3 inputs:

(NOK thousands)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance January 1, 2011	1,950,988	44,178,329	7,119,835	53,249,152
Total gains or losses *)	23,698	531,413	2,527,446	3,082,557
Issues	21,329	22,020,967	0	22,042,295
Settlements	(660,910)	(10,309,830)	(3,389,071)	(14,359,811)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0
Closing balance December 31, 2011	1,335,105	56,420,879	6,258,210	64,014,194
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	(68,812)	62,087	(1,710,022)	(1,716,747)

Opening balance January 1, 2010	2,204,797	22,136,707	4,303,882	28,645,386
Total gains or losses *)	436,497	230,782	4,626,551	5,293,831
Issues	15,078	28,423,639	0	28,438,717
Settlements	(705,384)	(6,612,799)	(1,810,598)	(9,128,781)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0
Closing balance December 31, 2010	1,950,988	44,178,329	7,119,835	53,249,152
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	(73,536)	9,288	(455,470)	(519,718)

*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

Financial liabilities measured at fair value through profit or loss based on level 3 inputs:

(NOK thousands)	Bond debt	Financial derivatives	Subordinated debt	Capital contribution securities	Total
Opening balance January 1, 2011	88,843,817	10,247,427	1,638,650	417,128	101,147,022
Total gains or losses *)	(29,404,379)	5,127,041	(186,544)	(69,019)	(24,532,901)
Issues	41,845,264	0	0	0	41,845,264
Settlements	(47,231,397)	(4,143,799)	(412,876)	0	(51,788,072)
Transfers into Level 3	0	0	0	0	0
Transfers out of Level 3	0	0	0	0	0
Closing balance December 31, 2011	54,053,305	11,230,669	1,039,230	348,109	66,671,313
Total gains or losses *) for the period in profit or loss for liabilities outstanding at the end of the reporting period	48,861,223	(20,645,321)	123,557	139,817	28,479,276

(NOK thousands)	Bond debt	Financial derivatives	Subordinated debt	Capital contribution securities	Total
Opening balance January 1, 2010	84,252,808	11,066,857	1,501,567	419,265	97,240,497
Total gains or losses *)	555,091	1,450,924	137,083	(2,137)	2,140,961
Issues	45,985,071	0	0	0	45,985,071
Settlements	(41,949,153)	(2,270,354)	0	0	(44,219,507)
Transfers into Level 3	0	0	0	0	0
Transfers out of Level 3	0	0	0	0	0
Closing balance December 31, 2010	88,843,817	10,247,427	1,638,650	417,128	101,147,022
Total gains or losses *) for the period in profit or loss for liabilities outstanding at the end of the reporting period	20,586,654	(19,335,968)	(117,928)	59,502	1,192,260

*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

4.3 Measurement categories

The classes of financial instrument fall into the following measurement categories (carrying amounts in NOK thousands):

	2011				2010
FINANCIAL ASSETS	FVO1)	HFT2)	L&R3)	TOTAL	FVO1)	HFT2)	L&R3)	TOTAL
Cash	0	0	0	0	5	0	0	5
Loans due from credit institutions	39,950,616	0	389,147	40,339,763	29,810,571	0	13,203,375	43,013,946
Loans due from customers	61,358,301	0	35,182,920	96,541,221	49,204,511	0	35,890,887	85,095,398
Securities	11,955,114	39,953,298	0	51,908,412	18,931,194	48,989,686	0	67,920,880
Financial derivatives	0	19,446,289	0	19,446,289	0	15,403,160	0	15,403,160
Other assets	4,612,500		854,537	5,467,037	2,952,537	0	894,849	3,847,386
TOTAL	117,876,531	59,399,587	36,426,604	213,702,722	100,898,818	64,392,846	49,989,111	215,280,775

FINANCIAL LIABILITIES	FVO1)	HFT2)	OLB4)	TOTAL	FVO1)	HFT2)	OLB4)	TOTAL
Deposits by credit institutions	574	0	0	574	44,754	0	0	44,754
Commercial paper debt	5,762,049	0	0	5,762,049	3,306,532	0	0	3,306,532
Non-Structured bond debt	83,348,667	0	0	83,348,667	95,549,894	0	0	95,549,894
Structured bond debt	16,168,346	0	36,209,542	52,377,888	50,691,840	0	36,853,479	87,545,319
Financial derivatives	0	13,870,542	0	13,870,542	0	14,247,493	0	14,247,493
Other liabilities	10,514,309	0	207,300	10,721,609	6,685,427	0	489,200	7,174,627
Subordinated debt	1,039,230	0	0	1,039,230	1,638,650	0	0	1,638,650
Capital contribution securities	348,109	0	0	348,109	417,128	0	0	417,128
Preference share	0	0	0	0	0	0	11	11
TOTAL	117,181,284	13,870,542	36,416,842	167,468,668	158,334,225	14,247,493	37,342,690	209,924,408

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

3) L&R: Financial instrument at amortized cost - loans and receivables

4) OLB: Financial instrument at amortized cost - other liabilities

4.4 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	December 31, 2011		December 31, 2010
(NOK thousands)	Fair value	Carrying value	Fair value	Carrying value
ASSETS
Cash	0	0	5	5
Loans due from credit institutions	40,333,637	40,339,763	43,048,321	43,013,946
Loans due from customers	103,031,274	96,541,221	90,589,272	85,095,398
Securities	51,908,412	51,908,412	67,920,880	67,920,880
Financial derivatives	19,446,289	19,446,289	15,403,160	15,403,160
Other assets	5,467,037	5,467,037	3,847,386	3,847,386

LIABILITIES
Deposits by credit institutions	574	574	44,754	44,754
Commercial paper debt	5,762,049	5,762,049	3,306,532	3,306,532
Non-structured bond debt	83,348,667	83,348,667	95,549,894	95,549,894
Structured bond debt	57,056,633	52,377,888	91,505,953	87,545,319
Financial derivatives	13,870,542	13,870,542	14,247,493	14,247,493
Other liabilities	10,736,227	10,721,609	7,189,159	7,174,627
Subordinated debt	1,039,230	1,039,230	1,638,650	1,638,650
Capital contribution securities	348,109	348,109	417,128	417,128
Preference share	0	0	11	11

5 NET GAINS/(LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE

Net realized and unrealized gains/(losses) on financial instruments at fair value:

(NOK thousands)	2011	2010	2009
Securities 1)	(118,972)	18,029	1,776
Financial derivatives	(92,475)	(138,798)	(65,765)
Other financial instruments at fair value	69,828	71,594	128,349
Net realized gains/(losses)	(141,619)	(49,175)	64,360

Loans due from credit institutions	(30,938)	(40,829)	(71,414)
Loans due from customers	66,367	(27,794)	(4,014)
Securities 2)	(208,279)	183,311	1,553,715
Financial derivatives 3)	(2,353,497)	(3,672,205)	(9,916,308)
Commercial paper debt 4)	1,258	782	76,365
Bond debt 4)	42,730,919	2,997,493	4,516,472
Subordinated debt and capital contribution securities 4)	321,800	(1,042)	71,094
Other financial instruments at fair value	(12,597)	6,384	(83,440)
Net unrealized gains/(losses)	40,515,033	(553,900)	(3,857,530)

NET REALIZED AND UNREALIZED GAINS/(LOSSES)	40,373,414	(603,075)	(3,793,170)

1)	Net realized gains/(losses) on securities:

(NOK thousands)	2011	2010	2009
Securities held for trading	(18,828)	14,009	1,588
Securities designated as at fair value at initial recognition	(100,144)	4,020	188
TOTAL	(118,972)	18,029	1,776

2)	Net unrealized gains/(losses) on securities:

(NOK thousands)	2011	2010	2009
Securities held for trading	(360,115)	30,306	776,960
Securities designated as at fair value at initial recognition	151,836	153,005	776,755
TOTAL	(208,279)	183,311	1,553,715

3)	The Portfolio Hedge Agreement entered into in March 2008, further described in note 12 of this report, is included with a gain of NOK 57 million in 2011 and a loss of NOK 202 million in 2010.

4)	In 2011, Eksportfinans had an unrealized gain of NOK 43,054 million (NOK 2,997 million in 2010) on its own debt.

See note 29.4 for a presentation of the above tables through the eyes of management.

6 LEASES

Eksportfinans ASA leases parts of its office building to unrelated parties under operating lease contracts, with lease terms generally between five and ten years. The future minimum lease payments receivable under non-cancelable operating leases in the aggregate and for each of the following periods is shown in the table below:

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010
Up to and including one year	7,592	6,824
From 1 year up to and including 3 years	15,024	12,164
From 3 years up to and including 5 years	6,375	10,187
After 5 years	494	0
TOTAL PAYMENTS RECEIVABLE	29,485	29,175

7 OTHER INCOME

(NOK thousands)	2011	2010	2009
Rental income	1,532	1,496	1,481
Rental income investment property	5,780	5,326	5,267
Services to The Norwegian State, the Ministry of Trade and Industry *)	8,600	0	2,100
Other income /(expenses)	175	0	6,592
TOTAL	16,087	6,822	15,440

*) The income from The Norwegian State, the Ministry of Trade and Industry relates to management services on the 108 scheme for December 2011.

8 EMPLOYEE RETIREMENT PLAN

Eksportfinans has until 2011 had a defined benefit occupational scheme for all employees in the form of a pension scheme. As of 31 December 2011 this defined benefit occupational scheme was closed and replaced by a defined contribution plan.

The Company has also had a contractual pension agreement (CPA) scheme that has entitled staff to benefits from the age of 62 until they are eligible for a National Insurance pension upon reaching the age of 67. The terminated CPA scheme has been replaced by a new multi-employer scheme entering into force as of January 1, 2011. This plan is considered to be a multi-employer defined benefit plan, but is accounted for as a defined contribution plan until reliable and sufficient information is available for the Company to recognize its proportional share of pension cost, pension liabilities and pension assets. The Company’s liability is therefore not recognized as a liability as of December 31, 2011. The liability related to the former CPA scheme was recognized as such, and has been recognized as income (curtailment) in 2011, apart from the part of the liability that is related to former employees that are now retired under the scheme.

The actuarial calculations are based on the following assumptions:

EXPENSES			COMMITMENTS
2011	2010	(Percent)	Dec. 31, 2011	Dec. 31, 2010
4.00	4.50	Discount rate	2.60	4.00
5.40	5.70	Expected return on plan assets	4.10	5.40
4.00	4.50	Future salary increases	3.50	4.00
3.75	4.25	Future basic amount increase	3.25	3.75
2.25	2.25	Future pension increases	2.25	2.25
N/A	N/A	Expected CPA acceptance	N/A	N/A
K2005 adj.	K2005 adj.	Demographic assumption about mortality rate *)	K2005 adj.	K2005 adj.

*) Statistical assumptions about mortality, as officially calculated in 2005.

The pension expenses consist of the following components:

(NOK thousands)	2011	2010	2009
Current service cost	16,869	14,568	13,844
Interest cost	8,360	7,772	5,664
Expected return on plan assets	(6,488)	(6,086)	(5,398)
Curtailment	(8,104)	(3,954)	0
Amortization of past service cost	211	3,810	211
Amortization of actuarial (gains)/losses	4,898	341	410
Social security tax	2,652	2,309	2,003
TOTAL PENSION EXPENSES	18,398	18,760	16,734

The amounts in the balance sheet are determined as follows:

s

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010

Present value of funded obligations	247,871	177,290
Fair value of plan assets	129,655	116,513
Underfunded/(funded) status of funded obligations	118,216	60,777

Present value of unfunded obligations	66,287	44,887
Underfunded/(funded) status of all obligations	184,503	105,664

Unrecorded past service cost	(404)	(615)
Unrecorded actuarial (gains)/losses	(101,618)	(28,190)
NET PENSION LIABILITY	82,481	76,859

Pension liabilities in the balance sheet	83,517	77,932
Prepaid pension cost in the balance sheet	1,036	1,073
NET PENSION LIABILITY	82,481	76,859
Social security tax included	13,241	13,139

The movement in the defined benefit obligation over the year is as follows:

(NOK thousands)	2011	2010	2009
Beginning of year	222,177	188,473	181,906
Defined obligation of discontinued operations	0	0	(23,381)
Current service cost, excluding social security taxes	16,869	14,568	13,844
Interest cost	8,360	7,772	5,664
Past service cost	0	2,101	0
Actuarial losses/(gains)	78,161	16,795	12,913
Social security tax	1,074	677	692
Benefits paid	(4,378)	(4,255)	(3,165)
Curtailments	(8,104)	(3,954)	0
OBLIGATION AT END OF YEAR	314,159	222,177	188,473

The contributions expected to be paid to the Company’s pension schemes in 2012 is NOK 7 million.

The movement in the fair value of plan assets of the year is as follows:

(NOK thousands)	2011	2010	2009
Beginning of year	116,513	101,535	108,712
Plan assets of discontinued operations	0	0	(13,339)
Expected return on plan assets	6,488	6,086	5,398
Actuarial gains/(losses)	(166)	1,573	(5,367)
Employer contributions	9,215	9,474	7,409
Benefits paid	(2,395)	(2,155)	(1,278)
ASSETS AT END OF YEAR	129,655	116,513	101,535

Plan assets are invested as follows (according to regulatory guidelines established for life insurance companies):

(Percent)	Dec. 31, 2011	Dec. 31, 2010
Equity securities	20	19
Debt securities	59	62
Property	18	18
Other assets	3	1
TOTAL PLAN ASSETS	100	100

(Percent)	2011	2010
Actual return on plan assets	3.5	6.0

Historical development of the pension liabilities:

(NOK thousands)	2011	2010	2009	2008	2007

Present value of defined benefit obligations	314,159	222,177	188,473	158,525	138,454
Fair value of plan assets	129,655	116,513	101,535	95,373	99,969
Pension plan deficit/(surplus)	184,504	105,664	86,938	63,152	38,485

Unrecorded actuarial (gains)/losses and past service cost	(102,023)	(28,805)	(15,633)	2,026	11,714

NET RECORDED PENSION LIABILITY/(ASSET)	82,481	76,859	71,305	65,178	50,199

Actuarial losses/(gains) for the year related to obligations	78,161	16,795	12,913	606	(61,761)
Actuarial gains/(losses) for the year related to assets	166	1,573	(5,367)	(9,133)	(42,258)

*) Eksportfinans’ formerly wholly owned subsidiary Kommunekreditt was sold in the first half of 2009.

9 SALARIES AND OTHER ADMINISTRATIVE EXPENSES

(NOK thousands)	2011	2010	2009
Salaries, pension expenses and social security	137,043	116,892	109,017
Administrative expenses	44,460	40,481	42,689
TOTAL	181,503	157,373	151,706

10 OTHER EXPENSES

(NOK thousands)	2011	2010	2009
Building service	4,998	5,171	4,716
Building service investment property	659	1,054	599
Other expenses	6,506	8,039	9,939
TOTAL	12,163	14,264	15,254

11 INCOME TAXES

Taxes payable:

(NOK thousands)	2011	2010	2009

Pre-tax operating profit/(loss) from continuing operations	41,720,838	622,513	(2,500,891)
Permanent differences	1,366	982	4,135
Change in temporary differences	(40,667,134)	716,641	2,754,992
Taxable income	1,055,070	1,340,136	258,236

Current taxes	295,510	375,238	72,306
Change in last year’s tax provision	0	(60)	0
Change in deferred taxes	11,386,762	(200,659)	(771,398)
Total income taxes in income statement	11,682,272	174,519	(699,092)

Current taxes in statement of income	295,510	375,238	72,306
Withholding tax already paid	(745)	(864)	(777)
Taxes payable in from discontinued operations	0	0	1,826
Taxes prepaid	0	(776)	0
Taxes payable in balance sheet	294,765	373,598	73,355

Deferred taxes / deferred tax assets:

(NOK thousands)	2011	2010	2009

Deferred tax/(deferred tax assets) beginning of year	(43,729)	156,931	931,220
Deferred tax/(deferred tax assets) related to discontinued operations	0	0	(2,892)

Depreciation of revaluation of property	(5,179)	(3,470)	(3,470)
Mark-to-market adjustments financial instruments	40,517,470	(559,098)	(3,552,178)
Realization of interest swaps according to tax rules	155,538	(145,801)	807,248
Excess book value over tax depreciation	4,927	(2,718)	(465)
Employee retirement plan	(5,622)	(5,554)	(6,128)
Change in tax-increasing temporary differences	40,667,135	(716,640)	(2,754,992)
Applied tax rate	28%	28%	28%
Tax on changes in temporary differences	11,386,798	(200,659)	(771,398)

Deferred tax/(deferred tax assets) end of year	11,343,069	(43,729)	156,931

Temporary differences:

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009

Revaluation of property	123,131	128,309	131,780
Mark-to-market adjustments financial instruments	39,674,625	(842,846)	(283,748)
Realization of interest swaps according to tax rules	816,984	661,446	807,248
Excess book value over tax depreciation	(21,299)	(26,226)	(23,509)
Employee retirement plan	(82,481)	(76,859)	(71,305)
Total tax-increasing temporary differences	40,510,960	(156,176)	560,466

Tax on temporary differences	11,343,069	(43,729)	156,931

Reconciliation of income taxes:

(NOK thousands)	2011	2010	2009

Pre-tax operating profit/(loss) from continuing operations	41,720,838	622,513	(2,500,891)
Tax calculated at a 28 % nominal tax rate	11,681,835	174,304	(700,249)

Income not subject to tax	0	0	(200)
Expenses not deductible for tax purposes	1,366	982	4,335
Other items	0	(214)	0
Reconciliation items	1,366	768	4,135

Tax effect on reconciliation items	382	215	1,159
Taxes / (tax income) in the income statement	11,682,217	174,519	(699,091)

Effective tax rate of taxes in the income statement	28.0%	28.0%	28.0%
Tax effect from reconciliation items above	0.0%	0.0%	0.0%
Tax rate after reconciliation	28.0%	28.0%	28.0%

Applicable tax rate	28.0%	28.0%	28.0%

12 FINANCIAL DERIVATIVES

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

The following overview of financial derivatives shows the nominal gross amounts and the fair value of the agreements involved:

	Dec. 31, 2011		Dec. 31, 2010
(NOK thousands)	Notional	Fair value	Notional	Fair value
Interest rate derivatives	143,005,467	2,874,452	150,501,216	1,629,300
Currency rate derivatives	56,523,946	1,995,844	85,229,693	(420,786)
Interest and currency rate derivatives	111,190,542	6,301,838	94,405,712	109,670
Equity derivatives	44,291,142	(6,059,274)	50,911,293	(1,366,694)
Portfolio Hedge Agreement	5,000,000	963,115	5,000,000	837,060
108 derivatives	48,207,293	(96,624)	44,302,878	(3,129)
Other financial derivatives	3,289,676	(403,604)	2,454,994	370,246
TOTAL	411,508,066	5,575,747	432,805,787	1,155,667

Financial derivatives assets		19,446,289		15,403,160
Financial derivatives liabilities		13,870,542		14,247,493
NET DERIVATIVES		5,575,747		1,155,667

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
F-23

Currency rate derivatives cover:

  Forward purchases/sales agreements – agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.
  Short-term currency swap agreements (FX swaps) – agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.

Combined interest rate and foreign currency rate derivatives cover:

  Interest and foreign currency swaps – long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.

Interest and foreign currency swaps combined with other interest and foreign currency derivatives include the following:

-	Agreements which set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.
-	Foreign currency options – agreements that offer the right – but no obligation – to sell or buy a certain nominal amount at a pre-determined rate.
-	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.
-	Call or put options – agreements that give the right to cancel the agreement before its maturity date, or to extend the agreement.

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
  All of the portfolios securities are classified as level 2 and modeled using an index mapping model mapping each security's spread change during a month to a combination of one liquidity index factor and one credit index factor. There is an ongoing discussion whether index mapping or external model based quotes is the best representation of fair value and through 2011 the Company believes the index mapping method gives the best estimate.

108 Agreement derivatives:

  The 108 Agreement is a government supported arrangement to facilitate lending to companies involved in the Norwegian export industry. It provides coverage of interest rate risk and foreign exchange risk for qualifying lending, borrowing and liquidity. The aim of the Agreement is to provide a fixed Norwegian krone based margin on qualifying OECD loans by compensating for interest rates and foreign currency differences between the lending and the funding. Settlement accounts are utilized to keep track of differences between actual amounts of lending and borrowing rates and the margin stipulated by the agreement. The net amount of settlement to be refunded by the government is included in the line item ”Other assets” in the statement of financial position.
  Certain components of the 108 Agreement which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the 108 Agreement due to differences in interest rates and foreign exchange rates, meet the definition of financial derivatives in IAS 39. The following summarizes the accounting treatment for the different features of the 108 Agreement:
-	The Government subsidies provided to the Company are treated as government grants in accordance with IAS 20. Government grants are recognized in income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis.

-	Those grants relating to the variable rate borrowing meet the definition of a derivative in accordance with IAS39. On day 1, the derivative will be recorded on the balance sheet at fair value. The corresponding entry will be posted to 'deferred revenue' in accordance with the treatment for government grants noted above. On subsequent measurements of the derivative, the changes in its fair value will be recorded in the income statement.

-	Those grants relating to fixed rate borrowings and loans and denominated in NOK currency, do not meet the definition of a derivative in accordance with IAS39.
-	Grants denominated in a foreign currency meet the definition of a derivative in accordance with IAS39. The foreign currency component would not be separated from the entire agreement contract. Therefore the valuation of the derivative would include the foreign currency component plus the fixed margin relating to the fixed rate loans and borrowings. Similar to the treatment described in the second bullet point above, the initial gain would be deferred and the subsequent changes in the fair value of the derivative would be recognized in the income statement.
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

The financial derivatives as described above are used in the risk management of the Company with the purpose of obtaining economic hedging. For a quantitative analysis of the impact of these economic hedging relationships, see note 29.4.

13 LOANS DUE FROM CREDIT INSTITUTIONS AND CUSTOMERS

Loans due from credit institutions:

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010
Cash equivalents 1)	13,402,592	3,932,256
Other bank deposits and claims on banks	1,299,987	469,911
Loans to other credit institutions, nominal amount 2)	26,252,031	26,289,889
Loan to KLP Kreditt AS, nominal amount	0	12,882,049
Accrued interest on loans	11,240	33,907
Adjustment to fair value on loans	(626,087)	(594,066)
TOTAL	40,339,763	43,013,946

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.

2)The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.

Loans due from customers:

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010
Loans due from customers, nominal amount	95,555,076	84,239,760
Accrued interest on loans	849,636	785,496
Adjustment to fair value on loans	136,509	70,142
TOTAL	96,541,221	85,095,398

Total loans:

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010
Loans due from other credit institutions	26,252,031	26,289,889
Loan to KLP Kreditt AS	0	12,882,049
Loans due from credit institutions	26,252,031	39,171,938
Loans due from customers	95,555,076	84,239,760
TOTAL NOMINAL AMOUNT	121,807,107	123,411,698

See note 2.5.2.2 for a description of which loans are measured at amortized cost and which are measured as at fair value through profit or loss.

Loans by categories:

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010
Commercial loans	87,207,744	88,094,670
Government-supported loans	34,599,363	35,317,028
TOTAL NOMINAL AMOUNT	121,807,107	123,411,698

Ships	44,988,623	45,376,319
Capital goods	33,991,328	31,992,041
Export-related and international activities *)	32,318,002	22,448,043
Loan to KLP Kreditt AS	0	12,882,049
Direct loans to Norwegian local government sector	5,653,306	5,718,516
Municipal-related loans to other credit institutions	4,798,000	4,943,000
Loans to employees	57,848	51,730
TOTAL NOMINAL AMOUNT	121,807,107	123,411,698

Amount included that is expected to be settled after more than twelve months	97,962,712	98,000,552

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010
Banking and finance	6,938,338	7,263,680
Renewable energy	5,493,750	1,425,110
Consumer goods	5,375,486	4,757,279
Shipping and aviation	5,233,464	263,538
Real estate management	5,062,872	5,625,487	*)
Oil and gas	2,490,787	2,935,219
Infrastructure	1,059,523	150,275
Environment	660,498	0
Other categories	3,284	27,455
TOTAL NOMINAL AMOUNT	32,318,002	22,448,043

*) Infrastructure on NOK 150.275 thousands was previously included in the line Real estate management on December 31, 2010.

14 INTANGIBLE ASSETS

The Company’s intangible assets consist mainly of software systems.

(NOK thousands)	Internally generated	Other intangible assets	Total

Book value at Jan. 1, 2010	6,476	19,497	25,973
Additions during the year	500	3,141	3,641
Depreciation during the year	2,157	7,248	9,405
Book value at Dec. 31, 2010	4,819	15,390	20,209

Cost at Dec. 31, 2010	14,786	79,430	94,216
Total accumulated depreciation at Dec. 31, 2010	9,967	64,040	74,007
Book value at Dec. 31, 2010	4,819	15,390	20,209

Book value at Jan. 1, 2011	4,819	15,390	20,209
Additions during the year	0	5,533	5,533
Depreciation during the year	2,219	7,217	9,436
Book value at Dec. 31, 2011	2,600	13,706	16,306

Cost at Dec. 31, 2011	14,786	84,963	99,749
Total accumulated depreciation at Dec. 31, 2011	12,186	71,257	83,443
Book value at Dec. 31, 2011	2,600	13,706	16,306

Useful life	3-7 years	3-7 years	3-7 years
Depreciation rates	14-33%	14-33%	14-33%

Depreciation of intangible assets is included in the line item 'Depreciation' in the statement of comprehensive income.

15 PROPERTY, EQUIPMENT AND INVESTMENT PROPERTY

(NOK thousands)	Equipment	Buldings and land at own use	Investment property	Total

Book value at Jan. 1, 2010	9,969	127,239	70,612	207,820
Additions during the year	2,353	5,071	3,108	10,532
Disposals during the year	4	0	0	4
Impairment / (reversal of impairment)	0	0	0	0
Depreciation during the year	3,125	6,517	3,994	13,636
Disposals during the year: sale of subsidiary	0	0	0	0
Book value at Dec. 31, 2010	9,193	125,793	69,726	204,712

Cost at Dec. 31, 2010	87,023	150,010	84,568	321,601
Total accumulated depreciation at Dec. 31, 2010	77,830	24,217	14,842	116,889
Book value at Dec. 31, 2010	9,193	125,793	69,726	204,712

Book value at Jan. 1, 2011	9,193	125,793	69,726	204,712
Additions during the year	7,819	5,295	3,245	16,359
Disposals during the year	756	64	0	820
Impairment / (reversal of impairment)	0	0	0	0
Depreciation during the year	2,945	4,775	2,926	10,646
Book value at Dec. 31, 2011	13,311	126,249	70,045	209,605

Cost at Dec. 31, 2011	94,086	155,241	87,813	337,140
Total accumulated depreciation at Dec. 31, 2011	80,775	28,992	17,768	127,535
Book value at Dec. 31, 2011	13,311	126,249	70,045	209,605

Useful life	3-7 years *)	4-67 years	4-67 years
Depreciation rates	14-33%	1.5-25%	1.5-25%

Income and expenses related to the investment property are specified in note 7 and 10 respectively.

The fair value of the investment property at the balance sheet date is estimated to approximately NOK 142 million. This is based on estimates prepared by a qualified, independent value as of September 21, 2011.

16 OTHER ASSETS

(NOK thousands)	Dec. 31,2011	Dec. 31,2010
Settlement account 108 Agreement	822,513	887,426
Cash collateral	4,612,500	2,952,537
Other	32,024	7,423
TOTAL	5,467,037	3,847,386

17 BORROWINGS THROUGH THE ISSUE OF SECURITIES

After November 18, 2011 the Company anticipates that new funding in the capital markets will be limited, and that the transactions in the existing funding portfolio will be repaid on maturity.

Until November 18, 2011 Eksportfinans’ long term funding strategy has been to be a frequent and diversified issuer in terms of markets and investors. The Company has been funding itself through the issuance of bond debt and commercial paper in the international capital markets. Bond debt was primarily issued off the company’s Euro Medium Term Note Programme as well as its US Medium Term Note Program. Commercial paper was issued using the company’s US Commercial Paper Program as well as its Euro Commercial Paper Program.

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

The Company issues debt in accordance with demand on the lending side of the business and communicates an expected annual issuance size at the beginning of each calendar year. Total new funding in 2011 amounted to NOK 51.6 billion through 380 individual bond issues compared to NOK 72.2 billion and 721 issues in 2010.

Commercial paper is primarily used for bridge financing as and when required.

Outstanding amounts and interest rates related to bond debt and commercial paper debt:

(NOK thousands)	2011	2010
Amount outstanding at year-end	141,488,604	186,401,745
Maximum amount oustanding	194,078,602	216,261,044
Average amount outstanding	180,067,308	205,568,061
Average interest rate	2.10%	2.47%

Structure composition of bond debt and commercial paper debt:

(NOK thousands)	2011	2010
Non-structured	89,110,716	98,856,426
Equity linked	10,045,952	43,605,918
Foreign exchange linked	28,408,745	26,159,771
Commodity linked	2,538,399	2,342,445
Other structures	11,384,792	15,437,185
TOTAL	141,488,604	186,401,745

18 LOANS TO ELECTED OFFICERS

No loans have been provided to any elected officers, except for loans to the employees’ representatives, which are included in loans to employees in note 13.

To companies in which Eksportfinans’ board members, members of control committee or chairman of the council of representatives are board members, three loans totaling NOK 1,463 million have been provided as of December 31, 2011 and no loans provided as of December 31, 2010.

Bank deposits are not defined as loans. These loans are granted as loans at ordinary terms to customers.

19 PROVISIONS

(NOK thousands)	Dec. 31,2011	Dec. 31,2010
Pensions	83,517	77,932
Salaries and social security	32,575	17,964
TOTAL	116,092	95,896

20 OTHER LIABILITIES

(NOK thousands)	Dec. 31,2011	Dec. 31,2010
Grants to mixed credits	335,810	333,179
Cash collateral	10,259,849	6,448,707
Interim bank liability	0	176,634
Other short-term liabilities *)	125,950	216,107
TOTAL	10,721,609	7,174,627

*) Dividends on preference share capital is included per December 31, 2010.

21 SUBORDINATED DEBT

(NOK thousands)	Dec 31, 2011	Dec 31, 2010
JPY 15 bilions, 4.80%, due 2015	1,039,230	1,225,774
USD 60 millions, 0.47%, due 2016	0	330,301
USD 15 millions, 0.46%, due 2016	0	82,575
TOTAL	1,039,230	1,638,650

Under swap agreements that have been arranged for the loans, the Company’s interest obligation is at a variable rate in USD. The conditions comply with the requirements of The Financial Supervisory Authority of Norway (the FSA)) for additional capital.

The FSA has granted the Company a permanent exemption for renewal of the two loans that were called in 2011.

22 CAPITAL CONTRIBUTION SECURITIES

The Company’s capital contribution securities consist of one loan of GBP 50 million at 5.918 percent fixed rate per annum. Under a 10-year swap agreement that has been arranged for the loan, the Company’s interest obligation is at a variable rate.

The capital contribution securities are perpetuals, but the Company has a unilateral right to call the securities at February 19, 2013 and every third month thereafter, at face value. The conditions comply with the requirements of the FSA for core capital.

23 SHAREHOLDERS

At the end of 2011, Eksportfinans ASA had a share capital of NOK 2,771,097 thousand, divided into 263,914 authorized shares of nominal value NOK 10,500. All shares are fully paid.

	December 31, 2011		December 31, 2010
	Number of shares	Ownership percentage	Number of shares	Ownership percentage
DNB ASA	105,557	40.00	105,557	40.00
Nordea Bank Norge ASA	61,246	23.21	61,246	23.21
The Norwegian State, the Ministry of Trade and Industry	39,587	15.00	39,588	15.00
Danske Bank A/S	21,348	8.09	21,348	8.09
Sparebanken Øst	12,787	4.84	12,787	4.84
Sparebanken Møre	3,551	1.35	3,551	1.35
Sparebanken 1 Hedmark	3,499	1.33	3,499	1.33
Sparebanken Sør	3,497	1.32	3,497	1.32
Sparebanken Sogn og Fjordane	3,478	1.31	3,478	1.31
Sparebanken Vest	2,638	1.00	2,638	1.00
SpareBank 1 SMN	1,857	0.70	1,857	0.70
Voss Veksel og Landmandsbank ASA	1,050	0.40	1,050	0.40
Fana Sparebank	943	0.36	943	0.36
Handelsbanken	563	0.21	563	0.21
Sparebanken Pluss	529	0.20	529	0.20
Helgeland Sparebank	377	0.14	377	0.14
SpareBank 1 Ringerike Hadeland	329	0.13	329	0.13
Sparebank 1 Søre Sunnmøre	296	0.11	296	0.11
SpareBank 1 Modum	188	0.07	188	0.07
SpareBank 1 Buskerud-Vestfold	188	0.07	188	0.07
SpareBank 1 Nøtterøy-Tønsberg	174	0.06	174	0.06
Haugesund Sparebank	94	0.04	94	0.04
BNP Paribas, Oslo Branch	83	0.03	83	0.03
SpareBank 1 Østfold Akershus *)	38	0.02	38	0.02
Skudenes & Aakra Sparebank	17	0.01	17	0.01
TOTAL	263,914	100	263,915	100

*) On November 1, 2011 SpareBank1 Halden was merged with SpareBank 1 Østfold Akershus, including all its shares in Eksportfinans ASA.

In addition to 263,914 ordinary shares with a nominal value of NOK 10,500 per share, the Company issued one preference share with a nominal value of NOK 10,500. The preference share was owned by the Government and was issued in relation to an agreement with the Government on January 29, 2009. This share was classified as a financial liability in the balance sheet (see note 2.16). The preference share was repaid in accordance with the agreement in 2011. All shares, both ordinary shares and the preference share, represent one vote.

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

The reserve for unrealized gains is a requirement by Norwegian legislation. Allocations to this reserve are to be made in the Company accounts for, with a few exceptions, positive differences between carrying value and amortized cost of financial assets and liabilities measured at fair value. Reserves are also made for the difference between fair value of buildings and land (measured at fair value at the transition to IFRS) as of January 1, 2006, and the value as of December 31, 2005 under the previous GAAP. The latter difference is reduced each year with depreciation of the revaluation amount.

Both reserves represent restricted equity that cannot be distributed as dividend.

25 CAPITAL MANAGEMENT

The primary objectives of the Company’s capital management are to have a sound capital base and to ensure compliance with externally imposed capital requirements, in order to support its business and to provide returns for shareholders and benefits for other stakeholders.

Eksportfinans maintains an actively managed capital base to cover risks inherent in the business. The adequacy of Eksportfinans capital is monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking supervision (‘BIS rules/ratios‘) and adopted by the FSA.

Capital adequacy is rising and currently above the internally set core capital adequacy objective of 10 percent. The Company has through the year had stable and high access to funding and has neither needed to draw on committed repo lines nor the borrowing facility entered into with the Government.

Dividends are determined with the aim to ensure an adequate level of growth and profitability for Eksportfinans as well as a satisfactory return for the shareholders. On March 1, 2012, the Board proposed not to pay any dividend related to the fiscal year 2011.

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

During the past year, Eksportfinans has complied with all its statutory capital requirements.

Risk capital:

(NOK thousands and as percentage of risk-weighted assets and off-balance)

	Dec. 31, 2011		Dec. 31, 2010
Share capital	2,771,097		2,771,097
Share premium reserve	176,597		176,586
Reserve for unrealized gains	70,551		70,551
Other equity	31,675,845		2,137,289
Total equity	34,694,090		5,155,523
Declared dividends			500,000
Capital contribution securities	464,145		453,400
Deductions	30,378,945		1,037,678
Additions	6,899		5,959
Total core capital	4,786,189	16.1%	4,077,204	12.7%

Subordinated debt	928,620		1,518,510
Capital contribution securities not included in core capital	0		0
Deductions	0		0
Additions	46,097		46,097
Additional capital	974,717	3.3%	1,564,607	4.9%

Total risk capital	5,760,906	19.4%	5,641,811	17.6%

Risk-weighted balance sheet and off-balance sheet items:

(NOK thousands)	Dec. 31, 2011		Dec. 31, 2010
	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	40,339,763	8,067,953	43,013,946	8,602,789
Loans due from customers	96,541,221	10,054,218	85,095,398	9,007,538
Securities	51,908,412	6,286,291	67,920,880	8,884,743
of which held for trading	39,953,298	4,012,764	49,243,562	5,228,236
Financial derivatives	19,446,289	2,353,802	15,403,160	2,344,376
Other assets	5,692,948	170,728	4,116,041	209,468
Total assets on balance sheet	213,928,633	26,932,991	215,549,425	29,048,915

Off-balance sheet items		304,406		358,333
Operational risk		2,423,707		2,577,477
Foreign currency exchange risk		0		0
TOTAL ASSETS ON BALANCE SHEET		29,661,104		31,984,725

26 CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010
Cash	0	5
Balances with Norwegian banks	101,077	77,277
Balances with foreign banks	1,797,074	1,813,258
Bank deposits with maturity less than three months	11,504,441	2,041,721
TOTAL CASH AND CASH EQUIVALENTS	13,402,592	3,932,261

With the exception of cash, the amounts are included in the balance sheet line item ‘Loans due from credit institutions’.

27 FINANCIAL RISK MANAGEMENT

After the Government’s announcement to assume responsibility for the state-supported export financing scheme, Eksportfinans will facilitate existing loans for the rest of their maturities and currently neither anticipates to give no new loans nor to issue new debt. In addition Eksportfinans will have a strong focus on maintaining a sufficient liquidity buffer to meet adverse asset/liability scenarios. A new state-owned and state-funded entity granting new loans will be set up by July 1, 2012.

Risk management structure

Eksportfinans seeks to monitor and control risk exposure through a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems. In addition, a number of committees are responsible for monitoring risk exposures and have general oversight of the Company’s risk management process as described further below. The Board of Directors ("the Board") has developed guidelines for loans to the export lending industry, liquidity management, funding, interest rate exposure, currency risk exposure, liquidity risk and credit exposure for the Company.

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

Committees overseeing risk:

  The Group of Managing Directors
  The Credit Committee
  The Asset and Liability Committee
  The Product Approval Committee
F-31

28 CREDIT RISK

Credit risk represents the loss that Eksportfinans would incur if one or several counterparties or issuers of securities or other instruments that the Company holds, fail to perform under their contractual obligations to Eksportfinans, or upon a deterioration of credit quality of the third parties whose securities or other instruments, including over-the counter (OTC) derivatives that Eksportfinans holds.

Credit risk arises from lending transactions, financial investments and derivative transactions. Most export loans are fully credit enhanced, normally with guarantees from financial institutions or governments.

Eksportfinans relies on domicile country as well as credit ratings and analyses from the major rating agencies (Moody’s Investor Services and Standard & Poor’s) to monitor the credit quality of all guarantors and credit counterparties in the financial investments and derivatives portfolios. If a counterpart has no rating from the two international agencies, the Company uses internal ratings published by the Company’s main owner bank for some counterparties. These “shadow ratings” are well known and widely used in the market by other institutions. Reports are provided regularly to senior management and the Board. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other forms of support for the loans.

The following table presents loans by type of security/exposure:

(Percent)	Dec. 31, 2011	Dec. 31, 2010
Government guarantees	38.4	32.2
Loans to and guarantees from Norwegian local authorities	1.7	1.7
Public sector borrowers/guarantors	40.1	33.9
Guarantees from Norwegian banks	32.8	31.1
Loans to Norwegian banks	14.8	20.3
Guarantees from foreign banks	12.3	14.4
Other	0.0	0.3
TOTAL	100.0	100.0

Total nominal amount in NOK thousands (from note 13)	121,807,107	123,411,698

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

The portfolio of securities consists mainly of money market instruments, certificates of deposit, bank deposits, senior bank obligations and triple-A rated asset backed securities (ABSs). The Company's portfolio of derivative transactions consists of interest rate swaps and currency swaps as well as structured swaps to swap the structured market risk exposure only from structured funding to plain floating interest risk. All swaps are done with financial institutions with high credit ratings. Eksportfinans has no and has had no investments in any sub-prime securities.

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

The exposure related to derivative contracts is based on the mark-to-market value of the contracts, and is converted into a measure of credit risk in order to reflect that the counterparties might not meet their contractual obligations. The exposure is measured by calculating the net market value of all eligible transactions with the counterparty, including an add-on for each contract to take account of the potential future exposure that may arise from changes in market factors such as interest- or currency rates. The add-on for a position is an increasing function of time to maturity and market volatility in the risk factors (i.e. interest rate curve or currency volatility) of the transaction. The add-on is also a function of the exposure type. For example the add-on of an interest derivative swap will be different for a currency swap with the same maturity and notional amount.

Counterparty exposures are subject to an annual credit assessment. The exposure is mostly towards the OECD (Organization for Economic Co-operation and Development) area, mainly related to Norwegian and European counterparties. The largest counterparties at year-end are The Kingdom of Norway (through GIEK), and DNB Bank. The Company has also extended some payment guarantees to support the Norwegian export industry, see note 30.3.

28.2 Risk limit control and mitigation policies

Credit limits are determined on the basis of Eksportfinans’ risk capital, business strategy, as well as the counterparty’s rating, size fit into Eksportfinans business model. Maximum limits are subject to the statutory limitations for large exposures to individual clients, but the Company has obtained an exception from the Norwegian Government on existing large exposures breaching this regulation, see note 36. In addition to limits on counterparty exposure the Company also has maximum limits on country exposure, counterparty type (sovereign, non-sovereign) and type of exposure to reduce concentration risk.

All derivative contracts are governed by master agreements developed by the International Swaps and Derivatives Association (ISDA). These agreements assure, for example, that netting is legally enforceable. Some of these agreements also contain provisions that require the posting of collateral in order to reduce counterparty exposure. These provisions include Credit Support Annexes (CSAs) that define collateral type and amounts to be transferred or received. This effectively ensures that if derivative exposures exceed pre-agreed limits, the counterparty with the positive exposure (which is now ’too high‘) can require the counterparty to transfer collateral to a dedicated neutral account. The transferred collateral will be netted in a situation of default. Thus the CSA agreement effectively ensures that the counterparty credit exposure is capped at the agreed upon limit.

Eksportfinans has CSA agreements with around 50 different counterparties as of December 31, 2011 about the same as of December 31, 2010. More than 80 percent of the CSA's have daily collateral exchange. Eksportfinans accepts only cash as collateral. As of December 31, 2011, 99 percent of total number of derivative transactions and 94 percent of total derivative exposures are covered under CSA agreements.

The following table shows posted and received collateral from these agreements:

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010
Posted	4,612,500	2,952,537
Received	10,259,848	6,448,707
NET AMOUNT	(5,647,348)	(3,496,170)

28.3 Credit risk exposure for derivatives per counterparty

Credit enhancements for securities exist in the form of the indemnification agreement (Portfolio Hedge Agreement – PHA) described in note 12. Credit quality of securities and loans are described in note 28.5.

Exposures related to payment guarantees and loan commitments are disclosed in note 30.3.

The collateralisation process implies a time lag between calculated market values of collateralized derivatives and transfer of collateral. Further as the transferor ultimately transfers a cash value based on their own opinion of the underlying market value there might be differences between what is received or paid and the Company's own calculations. Hence the collateral may not give a perfect hedge. The Company may be over collateralized against some counterparties and under collateralized towards others. The Company hence monitors both own- and counterparties calculated market values for derivatives against transferred cash collateral. The table below shows that the largest net credit exposure towards a single counterparty on a single measured working day taking collateral into account was approximately NOK 500 million in 2011 and NOK 547 million in 2010 respectively. As the table shows for both years this arose from the Company being under collateralized relative to our estimated market values of our derivatives.

Largest single counterparty credit exposure from derivatives after collateral:

NOK thousands	2011	2010
Date of max net exposure	Sep 30th	Nov 30th
MTM of derivatives	566,890	612,010
Posted(-) / Received(+) collateral	66,947	37,966
Net exposure	499,943	574,044
Max 10d VaR at 95% confidence level	160,647

If a counterpart should disagree with our calculated demands or defaults future collateral transfers may cease. Eksportfinans estimates it will take a maximum of 10 days to replace a single counterparty derivative exposure such as in the Lehman case in 2008. Eksportfinans therefore also estimates a 95% significant adverse derivative evolution over ten days for each counterpart. While the net exposure line shows the actual worst recorded credit exposure the 10d VaR number shows the forecasted additional worst case given collateralization suddenly stops. The Company estimates that by 95% certainty the loss from derivative value fluctuations after a collateral exchange cease before replacement will be less than NOK 161million at year-end 2011.

28.4 Loans past due or impaired

Due from credit institutions:

(NOK thousands)	Dec. 31, 2011		Dec. 31, 2010

Interest and principal instalment 1-30 days past due	0		0
Not matured principal on loans with payments 1-30 days past due	0		0

Interest and principal instalment 31-90 days past due	0		0
Not matured principal on loans with payments 31-90 days past due	0		0

Interest and principal instalment more than 90 days past due	497,759	*)	493,127	*)
Not matured principal on loans with payments more than 90 days past due	0		0

TOTAL LOANS THAT ARE PAST DUE	497,759		493,127

Relevant collateral or guarantees received	497,759		493,127
Estimated impairments on loans measured at amortized cost	0		0

*) NOK 497,759 thousand as of December 31, 2011 and NOK 493,127 thousands as of December 31, 2010 relates to direct exposure towards Icelandic banks, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. The fair value of these loans recognized in the balance sheet was NOK 152,812 thousand as of December 31, 2011 and NOK 136,103 thousands as of December 2010. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value‘. Apart from the fair value adjustments already recognized in the statement of comprehensive income, related to the exposure towards the Icelandic banks discussed above, the Company considers all other receivables to be secured in a satisfactory manner. For these transactions, amounting to NOK 224,025 thousands, the Norwegian Government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 83 percent of the amounts in default. The remaining 17 percent are guaranteed by private banks, most of them operating in Norway. Claims have already been submitted in accordance with the guarantees.

Due from customers:

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010

Interest and principal instalment 1-30 days past due	3,219	30,306
Not matured principal on loans with payments 1-30 days past due	8,129	608,492

Interest and principal instalment 31-90 days past due	25,223	27,886
Not matured principal on loans with payments 31-90 days past due	164,027	199,454

Interest and principal instalment more than 90 days past due	5,985	17,441
Not matured principal on loans with payments more than 90 days past due	17,442	452,549

TOTAL LOANS THAT ARE PAST DUE	224,025	1,336,128

Relevant collateral or guarantees received	224,025	1,336,128
Estimated impairments on loans measured at amortized cost	0	0

28.5 Credit quality of securities and loans

Credit quality of securities

The tables below show the credit quality of debt securities, treasury bills and equivalents by rating agency designation, based on Standard & Poor’s, or their equivalent, credit rating of the issuers:

	December 31, 2011
(NOK thousands)	Treasury bills or equivalent	Trading securities *)	Other securities	Total amount	Total in %
AAA	7,282,452	14,124,778	0	21,407,230	41%
AA+ to AA-	0	5,324,304	1,224,198	6,548,502	13%
A+ to A-	0	11,536,863	7,393,316	18,930,179	36%
Lower than A-	0	851,300	2,431,496	3,282,796	6%
No international rating	0	1,037,470	702,235	1,739,705	3%
TOTAL	7,282,452	32,874,715	11,751,245	51,908,412	100%

	December 31, 2010
(NOK thousands)	Treasury bills or equivalent	Trading securities **)	Other securities	Total amount	Total in %
AAA	7,704,517	18,269,025	0	25,973,542	38%
AA+ to AA-	59,854	5,825,066	3,047,403	8,932,323	13%
A+ to A-	894,873	13,898,625	10,680,005	25,473,503	38%
Lower than A-	227,390	555,469	4,215,905	4,998,764	7%
No international rating	0	1,808,743	734,005	2,542,748	4%
TOTAL	8,886,634	40,356,928	18,677,318	67,920,880	100%

*) Trading securities is not the same as the Company’s trading portfolio, as the trading portfolio may include treasury bills or other equivalents. Other securities consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated asset-backed securities and some bonds issued by unrated Norwegian savings banks. Trading securities without international rating are issued by Norwegian savings banks. Trading securities with rating lower than A- and other securities with lower rating than A-/no international rating are all included in the PHA agreement. The issuers of securities or deposit-taking institutions are selected according to the same credit criteria as guarantors for loans.

**)Trading securities is not the same as the Company’s trading portfolio, as the trading portfolio may include treasury bills or other equivalents. Other securities consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated asset-backed securities and some bonds issued by unrated Danish and Norwegian savings banks. One single Treasury bill is rated lower than A-. This paper is guaranteed by the Irish Government (Baa1/A/BBB+) and will mature in April 2011. Trading securities without international rating are issued by Danish and Norwegian savings banks. Trading securities with rating lower than A- and other securities with lower rating than A-/no international rating are all included in the PHA agreement. The issuers of securities or deposit-taking institutions are selected according to the same credit criteria as guarantors for loans.

Securities that are expected to be settled after more than twelve months from the balance sheet date amount to NOK 20,502 million as of December 31, 2011 (NOK 35,357 million as of December 31, 2010).

Credit quality of loans

Credit quality of loans, based on credit rating of the guarantors:

	December 31, 2011
(NOK thousands)	Export lending Exposure	Municipal lending Exposure	Other *) Exposure	Total amount	Total in %
AAA	47,565,481	2,062,364	0	49,627,845	36%
AA+ to AA-	7,384,150	2,968,452	1,739,327	12,091,929	9%
A+ to A-	51,192,163	3,929,105	11,683,901	66,805,169	49%
Lower than A- **	1,313,284	255,901	0	1,569,185	1%
No international rating ***	5,246,831	1,482,179	57,848	6,786,858	5%
TOTAL	112,701,909	10,698,001	13,481,076	136,880,986	100%
* Includes depo and employee loans
** Consists of NOK 950 mln HSH Nordbank (BBB), NOK 614 mln Storebrand Bank (BBB+) and exposure of NOK 5 mill from other banks
*** Of the NOK 6.786.858 with "No international rating", NOK 6.157.676 is related to Norwegian Savings Banks with shadow rating; A 20%, A-26%, BBB+ 52%, BBB 1%

	December 31, 2010
(NOK thousands)	Export lending Exposure	Municipal lending Exposure	Other *) Exposure	Total amount	Total in %
AAA	40,851,988	14,819,220	0	55,671,208	43%
AA+ to AA-	7,677,655	2,900,000	1,856,526	12,434,181	10%
A+ to A-	45,989,317	3,316,500	2,177,297	51,483,114	40%
Lower than A- **	357,621	250,000	0	607,621	0%
No international rating ***	5,235,301	2,257,845	420,078	7,913,225	6%
TOTAL	100,111,882	23,543,565	4,453,901	128,109,349	100%
*Includes depo and employee loans
** Consists of NOK 601 mln Storebrand Bank (BBB+) exposure and exposure of NOK 6,5 mill from other banks
*** Of the NOK 7.913 225 with "No international rating", NOK 6.383.858.575 is related to Norwegian Savings Banks

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

In the ordinary course of business, Eksportfinans may be subject to a concentration of credit risk to any particular bank guarantor or bond issuer.

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

Loans as at fair value through profit and loss:

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010
Maximum exposure to credit risk of loans and receivables	101,308,917	79,066,817
Change during the period in fair value of loans and receivables attributable to changes in credit spread	259,720	(100,228)
Accumulated change in fair value of loans and receivables attributable to changes in credit spread	(332,585)	(592,305)

Financial liabilities as at fair value through profit and loss:

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010
Amount contractually required to pay at maturity	154,572,669	158,006,771
Accrued interest	129,661	130,904
Adjustments to fair value	(23,650,505)	14,444,043
Carrying amount of the financial liabilities at fair value	131,051,825	172,581,718
Change during the period in fair value of financial liabilities attributable to changes in credit spread	(40,805,965)	497,985
Accumulated change in fair value of financial liabilities attributable to changes in credit spread	(42,054,873)	(1,248,908)

The credit spread effects are related to the fair value of the asset or liability in the balance sheet. A negative figure in the liabilities table therefore means that the credit spread effect reduces the value of the liability, consequently making a positive effect in the statement of comprehensive income.

29 MARKET RISK

Market risk is the risk of loss due to an adverse move in the market value of an asset, a liability or a derivative contract. For Eksportfinans the market value of the net positions will primarily depend on general interest rates, specific interest rates (credit spreads) and exchange rates. General interest rate risk such as a movement in the USD Libor rate is controlled daily by set limits. Specific interest rate risk, credit spread risk, is the main component of market risk. Specific interest rate risk on own debt had after the multi-notch downgrade become by far the most significant component of market risk in Company IFRS results. The PHA agreement was established to hedge the market risk in the PHA portfolio. Besides the PHA agreement the Company does not hedge credit spreads on a perfect basis however credit spread risks is on portfolio basis limited by stop loss limits and covenants on guarantor rating.

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

The tables below set forth a summary of Eksportfinans’ total exposure to currencies other than NOK:

(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position *)	Amount of net position covered by 108 Agreement items
December 31, 2011
CAD	(1,243,140)	1,246,580	3,440	2,432
JPY	(74,040,848)	74,041,659	811	305
SEK	1,979,364	(1,978,821)	543	0
EUR	29,322,232	(29,299,872)	22,360	21,088
DKK	4,165,719	(4,165,741)	(22)	195
USD	(28,225,921)	28,249,099	23,178	24,058
Other currencies	(14,520,929)	14,523,214	2,285	4,321
TOTAL	(82,563,523)	82,616,118	52,595	52,399

(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position*)	Amount of net position covered by 108 Agreement items
December 31, 2010
CAD	(1,259,065)	1,260,165	1,100	159
JPY	(70,476,336)	70,476,755	419	305
SEK	(301,329)	301,567	238	0
EUR	21,708,437	(21,687,825)	20,612	16,089
DKK	5,621,804	(5,632,362)	(10,558)	194
USD	(28,436,386)	28,397,660	(38,726)	(78,322)
Other currencies	(11,879,535)	11,878,008	(1,527)	1,484
TOTAL	(85,022,410)	84,993,968	(28,442)	(60,091)

*) Net position includes amounts covered by the 108 Agreement.

Eksportfinans has set currency risk limits and does currency hedging according to these. The set currency limits exclude currency exposure from subsidized lending (the 108 Agreement), as the Government assumes this risk. Currency exposure from subsidized lending is adjusted after regular meetings with the Government, and adjustments may be less frequent than for the Company’s residual currency risk management. The below tables show currency exposure through 2010 and 2011, including peaks, and excluding the exposure from subsidized lending and for liabilities in contracts covering leases and maintenance. These exposures constitutes what we manage currency risk relative to, and as described do not equal the above tables for total currency positions.

Currency exposure:

			Other
(NOK thousands)	EUR	USD	currencies	Total
As of December 31, 2011	2,415	(446)	(197)	1,772

Maximum through 2011 *)	12,754	52,845	6,579	72,178
Minimum through 2011 *)	2,415	(11,396)	(9,161)	(18,142)
Average through 2011	7,409	18,266	(1,614)	24,061

As of December 31, 2010	5,675	39,721	(12,471)	32,925

Maximum through 2010 *)	20,582	39,721	1,881	62,184
Minimum through 2010 *)	5,675	(8,745)	(20,949)	(24,019)
Average through 2010	9,782	14,744	(10,662)	13,864

As of December 31, 2009	59,598	156,886	(18,634)	197,850

*) The maximum and minimum exposures in general do not occur on the same date for different currencies.

The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged.

The profit and loss effect on Eksportfinans’ balance sheet as of December 31, 2011 due to an adverse change of 10 percent in foreign currency exchange rates is estimated to be NOK 0.2 million compared to NOK 3.2 million as of December 31, 2010. Annualized fluctuation in EURNOK and USDNOK based on 95 percent confidence interval of daily changes through 2011 are 13 percent and 24 percent respectively, compared to 13 percent and 23 percent through 2010.

29.3 Interest rate risk

Eksportfinans’ guidelines with respect to interest rate risk include limits on interest rate exposure for market-based activities.

Interest rate risk is managed by a separate risk management function and reported regularly to the Group of Managing Directors and to the Board. The Board sets the permitted level of interest rate exposure.

The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The interest rate exposure as of December 31, 2011 is negative NOK 108 thousand. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, actual interest rate exposure may be different since the estimates do not account for covariance between the selected interest points. The below table shows interest rate risk of exposure with up to one year of maturity as this is the subportfolio that is daily hedged. Earlier annual reports have shown all exposure also for exposure without strict limits and hedging routines and are hence not directly comparable.

Interest rate exposure from a 1 basis point shift of interest rate curves:

(NOK thousands)	NOK	EUR	USD	currencies	Total
As of December 31, 2011	(59)	(14)	(33)	(2)	(108)

Maximum through 2011 *)	54	19	2	88	(16)
Minimum through 2011 *)	(121)	(145)	(84)	(4)	(175)
Average through 2011	(43)	(39)	(36)	12	(106)

As of December 31, 2010	(84)	(6)	(70)	(7)	(167)

Maximum through 2010 *)	4	76	12	40	(46)
Minimum through 2010 *)	(135)	(67)	(82)	(94)	(293)
Average through 2010	(71)	(20)	(31)	1	(131)

As of December 31, 2009	(131)	(40)	70	(191)	(292)

*) The maximum and minimum exposure in general does not occur on the same date for different currencies.

Eksportfinans considers changes of interest rates of 6 basis points over a period equal to the expected maximum time before the Company will be able to hedge exposure to be reasonably possible as of December 31, 2011 (15 basis points as of December 31, 2010). The effect on profit and loss from such changes in interest rates is shown below:

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total
As of December 31, 2011	(836)	(100)	(210)	(16)	(694)
As of December 31, 2010	(1,220)	(94)	(1,021)	(104)	(2,439)

Credit spread risk

We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Isolated for the securities portfolio (PHA portfolio + liquidity reserve portfolio) a potential increase in credit spreads of one basis point will reduce the fair value by NOK 8 million as of December 31, 2011, compared to NOK 12 million as of December 31, 2010. The annualized fluctuation of the credit spread in the securities portfolio based on 95 percent confidence interval of monthly changes through 2010-2011is 39 basis points. Through 2009-2010, 95 percent of the annualized monthly spread changes were less than 34 basis points.

29.4 Effects from economic hedging

Note 5 specifies the net realized and unrealized gains/ (losses) on financial instruments, showing separately the effects from financial derivatives. When presented to the Company’s chief operating decision maker, this presentation is made with the various financial instruments shown after netting with related economic hedges, as derivatives are used in economic hedges of the market risk of specific assets and liabilities.

Net realized and unrealized gains/(losses) on financial instruments at fair value, netted with the related economic hedges:

(NOK thousands)	2011	2010	2009
Securities 1)	(184,866)	(41,971)	(58,224)
Other financial instruments at fair value 1)	43,247	(7,204)	122,585
Net realized gains/(losses)	(141,619)	(49,175)	64,361

Loans and receivables1)	(51,292)	(89,018)	(48,512)
Securities1)	19,276	(61,868)	99,438
Commercial paper debt 1)2)3)	1,291	1,225	74,694
Bond debt 1)2)3)	40,343,394	(392,753)	(3,917,868)
Subordinated debt and capital contribution securities 1)2)3)	308,457	2,243	1,122
Other financial instruments at fair value1)	(12,598)	6,376	(77,878)
Net unrealized gains/(losses)	40,608,528	(533,795)	(3,869,004)

Financial derivatives related to 108 Agreement 4)	(93,495)	(20,105)	11,473
NET REALIZED AND UNREALIZED GAINS/(LOSSES)	40,373,414	(603,075)	(3,793,170)

1) Including financial derivatives with purpose of economic hedging

2) Accumulated net gain on own debt is NOK 42.1 billion as of December 31, 2011, compared to NOK 1.4 billion as of December 31, 2010.

3) In the year of 2011, Eksportfinans had an unrealized gain of NOK 40.7 billion (NOK 390 million in 2010) on its own debt, net of derivatives.

4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Net realized and unrealized gains/ (losses) on securities:

(NOK thousands)	2011	2010	2009
Net realized gains/(losses) on securities1)	(184,866)	(41,971)	(58,224)
Net unrealized gains/(losses) on securities1)	19,276	(61,868)	99,438
TOTAL	(165,590)	(103,839)	41,214

(NOK thousands)	2011	2010	2009
Securities not hedged by PHA1)	(37,730)	28,232	15,554
Securities hedged by PHA1)	(184,741)	70,149	1,607,765
Portfolio Hedge Agreement (PHA)	56,881	(202,220)	(1,582,105)
TOTAL	(165,590)	(103,839)	41,214

See note 12 for a description of the Portfolio Hedge Agreement (PHA).

Interest, and the interest effect on economical hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ’Net gains/(losses) on financial instruments at fair value‘. For the years ended December 31, 2011, 2010, and 2009, the company recorded NOK 6,064 million, NOK 6,242 million and NOK 7,712 million, respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 6,608 million, NOK 7,837 million and 8,739 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded NOK negative 436 million, NOK negative 425 million and NOK negative 500 million, respectively, of interest income on economical hedging instruments and NOK negative 2,529 million, NOK negative 3,439 million and NOK negative 2,996 million, respectively, of interest expense on economical hedging instruments.

30 LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk can arise from call and trigger features in the structured funding portfolio that have unknown maturity dates, constituting approximately 42 percent of the Company’s total funding (securities issued) at year-end. Liquidity risk can also arise from prepayment options in asset backed securities. As of year-end 2011 the asset backed securities portfolio makes up approximately 47 percent of the liquidity portfolio that is covered by the Portfolio Hedge Agreement (PHA), whereas the PHA portfolio is approximately 11 percent of total assets.

30.1 Liquidity risk management process

The risk associated with insufficient access to liquidity was until mid November 2011 managed by operating several diversified short-term and long-term borrowing programs that provided access to the funding markets. In addition, Eksportfinans holds a securities portfolio that consists of a liquidity reserve portfolio and the PHA portfolio.

Following the government’ decision to establish a new state owned entity to manage the export financing schemes on 18th November 2011, the funding programs are no longer active. The securities portfolios however remain, and as of December 31, 2011 the liquidity reserve portfolio and the PHA portfolio had market values of NOK 29 billion and NOK 23 billion respectively, a change from NOK 32 billion and NOK 36 billion as of December 31, 2010. In addition to liquid securities the company also held cash and cash equivalent assets totaling NOK 13.4 billion as of end of 2011 compared to NOK 3.9 billion as of end of 2010. Total liquidity reserves were hence NOK 65.3 billion as of 31st Dec 2011 (NOK 71.9 billion as of Dec 31st 2010).

The primary purpose of the liquidity reserve portfolio was to be a liquidity buffer when funding cannot be secured according to plan. It continues to be used to absorb fluctuations in the cash flow due to prepayment of assets, or as a buffer for liabilities maturing early due to structured funding calls/triggers being activated. The liquidity reserve portfolio is invested in assets that can easily be converted to cash. The conversion to cash may happen through sale in the secondary market, through a repo-line or through repayment of principal. The PHA portfolio is likely to be held to maturity as a consequence of the Portfolio Hedge Agreement.

Until mid November 2011, the Company monitored the liquidity capacity and the need for refinancing over the next 12 months under both normal and stressed conditions. In a normal situation the maturities on the liability side would be met by new borrowings, however in a stressed condition, access to the wholesale funding market would be assumed closed. The Company aimed for positive liquidity capacity over the next 12 months under stressed conditions. Monitoring expected time to maturity for assets and liabilities as well as the difference between the financing need and the liquidity capacity gave the Company a good indication of the liquidity risk, and symmetrical maturity profiles on the asset and liability sides are important mitigating factors. Eksportfinans also monitored concentration risk to mitigate dependency on one market or one trader, and controlled refinancing risk by limiting short-term borrowing.

Since mid November 2011, the Company continues to monitor 12 month liquidity capacity and the maturity of assets and liabilities. As funding is no longer available, the main instrument for securing sufficient liquidity at all times is now the securities portfolio described above.

30.2 Maturity analysis

Maturity analysis of financial liabilities based on contractual maturities (including off-balance sheet items):

(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2011
Deposits by credit institutions	574	0	0	0	0
Non-structured bond debt	1,254,395	9,654,025	6,383,196	74,011,369	11,209,312
Structured bond debt	19,240,036	34,459,610	38,730,189	8,893,741	3,597,512
Commercial paper debt	2,302,599	2,265,241	1,198,540	0	0
Cash collateral	10,259,759	0	0	0	0
Subordinated loans	0	0	55,717	1,327,927	0
Preference share	0	0	0	0	0
Capital contribution securities	0	27,468	0	464,145	0
Derivatives net settled	268,911	121,593	595,660	2,545,681	1,717,418
Derivatives gross settled 1)	14,922,121	14,920,026	12,434,060	5,920,994	311,910
Financial guarantees (off-balance)	1,422,436	0	0	0	0
Loan commitments (off-balance)	29,241	943,615	2,112,869	0	0
TOTAL	49,700,073	62,391,577	61,510,231	93,163,856	16,836,152

1) Including only cash flows from the paying leg of derivatives, cash flows from the receiving leg of derivatives are shown below:

Derivatives gross settled	17,428,977	17,782,833	16,191,629	5,876,275	449,366

Cash flows from derivatives on the asset side are shown below:
Derivatives net settled (net cash inflow)	27,853	227,309	1,936,168	4,118,641	602,874
Derivatives gross settled (paying leg)	24,913,191	33,729,726	22,204,783	45,588,386	6,505,806
Derivatives gross settled (receiving leg)	26,823,455	37,074,530	25,710,621	50,149,602	7,471,109

December 31, 2010
Deposits by credit institutions	44,754	0	0	0	0
Non-structured bond debt	520,760	348,566	21,948,111	59,646,374	19,321,108
Structured bond debt	18,967,532	37,049,936	40,838,006	11,229,910	3,997,493
Commercial paper debt	1,668,173	1,639,817	0	0	0
Cash collateral	6,448,707	0	0	0	0
Subordinated loans	412	102	491,137	1,286,502	0
Preference share	0	0	11	0	0
Capital contribution securities	0	26,832	0	480,232	0
Derivatives net settled	132,502	15,494	391,466	3,127,486	2,762,731
Derivatives gross settled 1)	26,576,847	50,958,663	20,317,850	21,136,128	509,612
Financial guarantees (off-balance)	1,591,918	0	0	0	0
Loan commitments (off-balance)	1,051,542	1,472,159	1,682,467	726,007	0
TOTAL	57,003,147	91,511,569	85,669,049	97,632,639	26,590,944

1) Including only cash flows from the paying leg of derivatives, cash flows from the receiving leg of derivatives are shown below:

Derivatives gross settled	28,543,554	52,396,675	23,182,679	19,941,727	765,620

Cash flows from derivatives on the asset side are shown below:
Derivatives net settled (net cash inflow)	46,566	127,280	2,231,959	4,158,061	1,122,273
Derivatives gross settled (paying leg)	20,165,009	25,318,073	11,737,487	17,349,854	6,884,253
Derivatives gross settled (receiving leg)	21,393,014	28,313,797	14,599,358	21,834,322	8,258,335

The figures in the above table include principal and interest payable at nominal value, i.e. undiscounted cash flows. Interest payable is based on the market conditions at the balance sheet date. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities. Maturity of cash collateral depends on the development of fair value of derivatives, and is in the table applied to the first time bucket.

The Company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Maturity analysis of financial assets and liabilities based on expected maturities:

(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2011

Assets
Loans and receivables due from credit institutions	11,994,658	1,898,169	6,002,907	18,484,210	2,213,423
Loans and receivables due from customers	528,330	3,644,240	11,751,251	50,760,461	45,693,761
Securities	4,555,316	7,649,338	21,155,877	13,250,856	10,387,132
Derivatives net settled	27,853	227,309	1,936,564	4,567,156	1,445,985
Derivatives gross settled (paying leg)	(22,796,586)	(25,556,312)	(19,467,454)	(49,578,080)	(15,718,888)
Derivatives gross settled (receiving leg)	24,006,961	26,514,537	20,467,871	54,895,589	21,227,866
Cash collateral	0	4,612,500	0	0	0
TOTAL ASSETS	18,316,531	18,989,781	41,847,017	92,380,191	65,249,280

Liabilities
Deposits by credit institutions	574	0	0	0	0
Non-structured bond debt	1,254,395	9,654,025	6,383,196	74,011,369	11,209,312
Structured bond debt	2,085,350	3,714,671	20,090,733	42,761,576	46,625,414
Commercial paper debt	2,302,599	2,265,241	1,198,540	0	0
Derivatives net settled	268,911	121,576	577,624	2,458,793	1,677,117
Derivatives gross settled (paying leg)	3,910,305	2,216,761	3,580,800	26,476,317	12,640,026
Derivatives gross settled (receiving leg)	(3,905,033)	(2,299,306)	(3,836,265)	(29,023,348)	(18,741,650)
Cash collateral	0	10,259,759	0	0	0
Subordinated loans	0	0	55,717	1,327,927	0
Capital contribution securities	0	27,468	0	464,145	0
Preference share	0	0	0	0	0
TOTAL LIABILITIES	5,917,102	25,960,193	28,050,346	118,476,779	53,410,219

(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2010

Assets
Loans and receivables due from credit institutions	1,709,717	4,923,542	10,252,373	23,276,393	3,212,589
Loans and receivables due from customers	2,606,628	1,368,931	4,132,538	49,882,270	42,520,014
Securities	2,294,651	13,756,736	19,464,563	26,884,495	10,134,770
Derivatives net settled	46,566	126,080	2,231,957	4,505,860	1,967,223
Derivatives gross settled (paying leg)	(16,420,800)	(13,300,192)	(11,614,445)	(26,303,690)	(13,748,946)
Derivatives gross settled (receiving leg)	16,889,245	13,866,678	13,280,095	32,242,795	18,259,386
Cash collateral	0	2,952,537	0	0	0
TOTAL ASSETS	7,126,008	23,694,313	37,747,081	110,488,123	62,345,035

Liabilities
Deposits by credit institutions	822	0	43,932	0	0
Non-structured bond debt	520,760	348,566	21,948,111	59,646,374	19,321,108
Structured bond debt	2,779,471	4,997,690	20,490,635	43,715,316	66,162,454
Commercial paper debt	1,668,173	1,639,817	0	0	0
Derivatives net settled	132,502	15,269	380,338	1,473,015	(3,403,514)
Derivatives gross settled (paying leg)	18,608,816	40,062,953	12,648,275	32,798,784	15,110,362
Derivatives gross settled (receiving leg)	(18,122,763)	(38,887,589)	(12,033,137)	(33,607,834)	(21,946,102)
Cash collateral	212,380	6,236,327	0	0	0
Subordinated loans	412	102	491,137	1,286,502	0
Capital contribution securities	0	26,832	0	480,232	0
Preference share	0	0	11	0	0
TOTAL LIABILITIES	5,800,573	14,439,967	43,969,302	105,792,390	75,244,308

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

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010
Notional amount of financial guarantees	1,422,436	1,591,918

Loan commitments

In the normal course of the Company’s lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding is expected to be disbursed within three years. The following table shows the undrawn loan commitments at the reporting date, based on signed loan agreements.

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2010
Loan commitments	3,085,725	4,932,175

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

The segment information is in line with the management reporting.

	Export lending			Municipal lending			Securities
(NOK thousands)	2011	2010	2009	2011	2010	2009	2011	2010	2009

Net interest income 1)	968,522	722,526	643,244	114,429	182,864	171,847	466,800	513,495	654,499
Commissions and income related to banking services 2)	1,032	1,515	1,576	0	0	0	0	0	0
Commissions and expenses related to banking services 2)	0	0	0	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value 3)	18,532	16,811	91,255	0	0	0	(91,014)	(41,971)	(58,224)
Income/expenses divided by volume 4)	27,914	(3,246)	51,113	4,314	(1,227)	22,159	16,830	(2,865)	56,157
Net other operating income	47,478	15,080	143,944	4,314	(1,227)	22,159	(74,184)	(44,836)	(2,067)
Total net income	1,016,000	737,606	787,188	118,743	181,637	194,006	392,616	468,659	652,432
Total operating expenses	152,809	114,488	104,450	7,890	26,270	27,850	53,050	53,920	55,041
Pre-tax operating profit/(loss)	863,191	623,118	682,738	110,853	155,367	166,156	339,566	414,739	597,391
Taxes	241,980	174,586	191,167	31,076	43,531	46,523	95,191	116,201	167,270
Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	621,211	448,532	491,571	79,777	111,836	119,633	244,375	298,538	430,121

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

4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement. For 2011, this mainly consists of realized gains on repurchase of Eksportfinans’ own debt.

Reconciliation of segment profit measure to total comprehensive income

(NOK thousands)	2011	2010	2009
Export lending	621,211	448,532	491,571
Municipal lending	79,777	111,836	119,633
Securities	244,375	298,538	430,121
Non-IFRS profit/(loss) for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	945,363	858,906	1,041,325

Profit/(loss) for the year from discontinued operations, net of taxes	0	0	1,148
Net unrealized gains/(losses) on financial instruments at fair value	40,515,031	(553,900)	(3,857,530)
Unrealized losses/(gains) related to the Icelandic bank exposure included above 1)	(13,952)	(16,811)	(91,255)
Realized (losses) hedged by the Portfolio Hedge Agreement	(93,853)	0	0
Tax effect 2)	(11,314,023)	159,799	1,105,660
Total comprehensive income	30,038,566	447,994	(1,800,652)

1) Reversal of previously recognized loss (at exchange rates applicable at December 31, 2011 and December 31, 2010). This amount is included in the line item ‘Net unrealized gains/(losses) on financial instruments at fair value’, and adjusted for because the Company believes this loss will materialize.

2) 28 percent of the items above.

Segment assets

(NOK thousands)	2011	2010
Export lending	111,297,954	99,816,402
Municipal lending	10,451,306	23,543,565
Securities	52,242,107	68,371,454
Unallocated assets	39,937,266	23,818,004
Total assets	213,928,633	215,549,425

Geographical segments

The geographical segments are based on the location of the Company's customers. For property, equipment and intangible assets, the carrying amount is allocated based on the location of the asset. Norway is the home country of the Company and is also its main geographical segment.

(NOK thousands)	Total interest and related income	Total assets	Investments *)
2011
Norway	3,186,558	94,440,240	21,892
Other European countries	1,271,662	86,186,331
The Americas	184,498	10,682,954
Other countries	985,706	22,619,108
Total	5,628,424	213,928,633	21,892

2010
Norway	3,262,389	95,981,254	14,173
Other European countries	1,249,103	75,872,272	0
The Americas	895,886	26,293,856	0
Other countries	409,245	17,402,043	0
Total	5,816,623	215,549,425	14,173
*) Investments made during the year in property, plant, equipment, and intangible assets

32 RELATED PARTIES

The Company’s two largest shareholders are considered to be related parties.

(NOK thousands)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees recieved 4)	Portfolio hedge agreement 5)
Balance January 1, 2011	10,869,032	1,276,675	655,617	21,479,906	534,768
Change in the period	1,504,434	2,209,809	118,266	3,234,343	80,532
Balance December 31, 2011	12,373,466	3,486,484	773,883	24,714,249	615,300

Balance January 1, 2010	9,225,513	2,068,428	1,189,974	21,815,333	613,766
Change in the period	1,643,519	(791,753)	(534,357)	(335,427)	(78,998)
Balance December 31, 2010	10,869,032	1,276,675	655,617	21,479,906	534,768

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

5) The Portfolio Hedge Agreement is described in note 12. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.

In 2008, Eksportfinans’ three major owner banks extended a committed credit line of USD 4 billion for repo purposes to Eksportfinans to provide what management considered to be sufficient liquidity buffers for the Company. The facility had a 12 month maturity with the possibility of extension. The facility was extended in the second quarter of 2011, the last time with an adjusted committed credit line of USD 2 billion. Eksportfinans has not yet utilized this credit facility.

All transactions with related parties are made on market terms.

33 REMUNERATION

(NOK thousands)	2011	2010	2009
Audit services	2,657	2,701	4,211
Audit fees related to SEC filing in USA	2,065	2,452	5,097
Total Audit Services	4,722	5,153	9,308
Audit related services *)	953	1,124	1,866
All other	161	157	1,141
TOTAL	5,836	6,434	12,315

*) Audit related services include attestations related to funding transactions.

Remuneration to General Executive Management:

	Salary	Incentive scheme paid 5)	Other taxable benefits	Pension cost	Total	Loans 2)
(NOK thousands)	2011
Marchand, Gisèle 1)	2,353	0	177	2,765	5,295	0
Siem, Oliver	1,694	0	155	706	2,555	1,484
Rygg, Olav E.	1,238	0	178	504	1,920	522
Grøm, Christian	1,235	0	181	715	2,131	0
Slengesol, Ivar	1,192	0	173	246	1,611	0
Olsen, Geir Ove	1,044	0	189	465	1,698	0
Lindbæk, Elise	1,022	0	150	287	1,459	910
Feiring, Jens O. 3)	444	0	126	0	570	835
Lindman, Carine 4)	432	0	58	74	564	0
TOTAL	10,654	0	1,387	5,762	17,803	3,751

1) The President and CEO have a severance package covering salary for 18 months in the event that the employment is terminated by the Company. The agreed retirement age is 62 years with 70 percent of salary.

2) The loans have the same terms as other loans to employees.

3) For the period January 1, to August 31, 2011.

4) For the period September 1, to December 31, 2011.

5) A performance-based incentive scheme exists for all employees, including General Executive Management. Due to the funding agreement with the Norwegian Government, limiting payments to General Executive Management, no incentive payments to Executive Management have been made or have incurred in 2011.

	Salary	Incentive scheme paid 4)	Other taxable benefits	Pension cost	Total	Loans 2)
(NOK thousands)	2010
Marchand, Gisèle 1)	2,222	0	199	2,663	5,084	0
Rygg, Olav E.	1,143	0	164	394	1,701	558
Slengesol, Ivar 3)	784	0	119	186	1,089	0
Siem, Oliver	1,960	0	189	591	2,740	1,541
Feiring, Jens O	725	0	182	0	907	873
Grøm, Christian	1,167	0	145	728	2,040	0
Olsen, Geir Ove	979	0	164	420	1,563	0
Lindbæk, Elise	945	0	146	250	1,341	960
TOTAL	9,925	0	1,308	5,232	16,465	3,932

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

	Salary	Incentive scheme paid 3)	Other taxable benefits	Pension cost	Total	Loans 3)
(NOK thousands)	2009
Marchand, Gisèle 1)	2,163	530	194	2,363	5,250	0
Rygg, Olav E.	1,118	193	159	355	1,825	594
Breilid, Olav Tore 4)	425	10	61	151	647	1,803
Siem, Oliver	1,889	400	183	562	3,034	1,598
Feiring, Jens O	787	310	138	0	1,235	931
Grøm, Christian 5)	699	0	19	157	875	0
Olsen, Geir Ove	968	10	161	370	1,509	0
Lindbæk, Elise	911	235	175	209	1,530	1,008
TOTAL	8,960	1,688	1,090	4,167	15,905	5,934

Kommunekreditt Norge AS:
Arnøy, Arnulf V. 6)	671	10	79	0	760	0
TOTAL	9,631	1,698	1,169	4,167	16,665	5,934

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

4) For the period January 1, to April 30, 2009

5) For the period May 1, to December 31, 2009

6) For the period January 1, to June 24, 2009

Members of General Executive Management have individual agreements on pensionable age upon reaching the age of 62-65 years with 70 percent of salaries. General Executive Management is also members of the ordinary pension scheme.

Remuneration to Board of Directors and Audit Committee:

	2011			2010			2010
(NOK thousands)	Board of Directors	Audit Committe	Total	Board of Directors	Audit Committe	Total	Board of Directors	Audit Committe	Total
Bergvoll, Geir	250	14	264	250	55	305	188	41	229
Steen, Carl Erik	185	-	185	185		185	139	-	139
Hollingsæter, Bodil	150	40	190	150	40	190	250	44	294
Aker Haukvik, Live	150	51	201	150	40	190	250	40	290
Bergstrøm, Tor	150	-	150	150	-	150	250	-	250
Blystad, Marianne H	150	-	150	150	-	150	250	-	250
Østbø, Tor *)	150	-	150	150	-	150	150	-	150
Bakker Lunde, Tone	150	30	180	38	-	38	-	-	-
Borgen, Thomas	-	-	-	112	-	112	112	-	112
Borgen, Erik	-	-	-	-	-	-	62	-	62
Syrrist, Baard	-	-	-	-	-	-	46	-	46
Laugen, Leif Johan	-	-	-	-	-	-	38	10	48
Total	1,335	135	1,470	1,335	135	1,470	1,735	125	1,870

*) In addition to ordinary salary amounting to NOK 1,120 thousands in 2011 and NOK 1,112 thousand in 2010.

Remuneration to Committee of Representatives:

(NOK thousands)	2011	2010	2009
Alhaug, Frode	55	55	55
Riise, Sandra	28	28	26
Krokeide, Elisabeth	24	18	18
Tostrup, Trond	24	12	24
Ringnes, Petter	16	-	-
Arntsen, Ingelise	16	-	-
Nordli, Peder	16	-	-
Johnsen, Laila	16	-	-
Sture, Eldbjørg	12	24	24
Lundevik, Gro Elisabeth	12	18	16
Pedersen, Jørn	12	18	12
Guttelvik, Ottar B	12	18	10
Hongseth, Unni Karlsen	10	-	-
Normann, Kristin	8	24	25
Tellefsen, Tellef	8	24	18
Djupvik, Jostein	8	12	18
Jensen, Arvid	8	12	6
Konterud, Harry	8	6	12
Eidesvik, Toril	6	12	18
Kapstad, Petter	4	-	-
Heiberg, Richard	4	-	-
Vik, Torbjørn	4	-	-
Kraft, Morten	4	-	-
Bratseth, Kjell Ove	2	6	18
Haugan, Finn	2	6	6
Næsguthe, Jens Olav	2	6	4
Bakker Lunde, Tone	-	18	10
Smith, Claudine	-	-	8
Ellefsen, Harald	-	-	2
Fasmer, Benedicte S	-	-	2
Stathella, Monica	-	-	2
Total	321	317	334

Remuneration to Control Committee:

(NOK thousands)	2011	2010	2009
Ringnes, Petter	75	-	-
Normann, Kristin	25	100	100
Bratseth, Kjell Ove	16	65	65
Sture, Eldbjørg	65	65	65
Kapstad, Petter	49	-	-
Guttelvik, Ottar B	65	65	49
Ellefsen, Harald	-	-	16
Total	295	295	295

34 NUMBER OF EMPLOYEES

	Dec. 31,2011	Dec. 31,2010
Number of employees	98	98
Number of man-years	94	95

35 CONTINGENCIES

a)	One of Eksportfinans' borrowers reclaimed paid break cost in an amount of approximately NOK 19 million in connection with voluntary prepayment of loans. Eksportfinans refuted the claim and the dispute came to trial at Oslo City Court (Oslo Tingrett) that began August 26, 2010. Pronouncement of judgment has been served on the parties. The judgment went against Eksportfinans. Eksportfinans has appealed the judgment. Trial date for the appeal has been set to March 8, 2012. Appropriate accruals have been made regarding this contingency. These accruals have been made in earlier periods.

b)	In 2009 Eksportfinans and Kommunal Landspensjonskasse gjensidige forsikringsselskap (KLP) entered into a sales and purchase agreement (SPA) for the sale of Eksportfinans's wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt). In the SPA Eksportfinans made certain representations that among others included that (1) KLP could rely on an agreement and a guarantee document with respect to a counter guarantee provided by a Norwegian bank to Kommunekreditt and (2) the list and characterization of loans as part of the due diligence process was correct in all material respect.
F-48

1)	KLP and the Norwegian bank disagreed over the bank’s right to adjust the fee for the guarantee and summoned the bank for the amount of approximately NOK 71 million. In June this year, it became clear that the Oslo City Court (Oslo Tingrett) decided against KLP and in favor of the Norwegian Bank on this matter. This judgement now has full legal force and effect.

With reference to the representation in the SPA related to the guarantee provided by the Norwegian bank to Kommunekreditt, KLP threatened, at the same time it summoned the Norwegian Bank, to summon Eksportfinans if it is unsuccessful against the Norwegian bank. On October 1, 2010 KLP Banken AS, a wholly owned subsidiary of KLP summoned Eksportfinans with reference to the representations made in the SPA. KLP Banken AS also claimed that the claim against Eksportfinans should be united at trial with the case between KLP Banken AS and the Norwegian bank which Oslo City Court denied. The claim against Eksportfinans is based on the claim against the Norwegian bank which again is based on variable and uncertain factors and may be reduced if for instance the loan portfolio for which the guarantee was issued is partially prepaid or otherwise reduced and is therefore unspecified with respect to amount. The case between KLP Banken AS and Eksportfinans was activated by Oslo Tingrett in October 2011. Pleadings have been issued between KLP, Eksportfinans and Oslo Tingrett. The trial date has been set to 13th to 17th of February, 2012.

2)	With reference to the representations in the SPA related to the list and characterization of loans, KLP asserts to have discovered after the closing of the sale that certain loans in the list of loans provided by Kommunekreditt to KLP were incorrectly characterized which, KLP claims, reduces the agreed value of Kommunekreditt by approximately NOK 48 million. On December 6th, 2011 Eksportfinans was formally summoned by KLP Banken AS. Eksportfinans is of the opinion that there are no grounds for the claim.

c)	Because of the bankruptcy in Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the legal entities. A final settlement was reached with one of the entities last year, and the final settlement amount has been paid. Negotiations are still ongoing with the second entity. Final settlement amount is uncertain, but the best estimate of the obligation has been recorded. The last entity has, to date, not contested the original valuation and Eksportfinans cannot with sufficient reliability calculate the size of the possible obligation.

36 REGULATORY FRAMEWORK

With effect from January 1, 2011, new regulations concerning calculation of exposures to one single client were introduced. The single most important change was that risk weighting for exposures to banks was discontinued. The maximum allowed exposure, equaling 25 percent of the institutions own funds, applies under the new provisions. Under the previous rules for calculating and reporting large exposures Eksportfinans risk weighted engagements with borrowers that were secured by on demand guarantees with 20 percent. Eksportfinans reported exposures to borrowers up to the maximum 25 percent and excess exposures, if any, were reported as exposures towards the guaranteeing bank. That meant that maximum exposure to a single client (borrower and guaranteeing bank) equaled NOK 7.1 billion. The new provisions for large exposures equal the prevailing provisions applicable in the European Union (Directive 2006/48/EU) and entail that the maximum exposure to borrower and guaranteeing banks are approximately NOK 1.4 billion and leaves little or no authority for Norwegian supervisory authorities to make exemptions. The new provisions are detrimental to Eksportfinans’ business concept. Eksportfinans was granted a transitional period ending December 31, 2011, which later was extended by one year until December 31, 2012, during which it could use the 2010 reporting standards for large exposures. On February 13, 2012, the FSA granted the Company a new temporary exemption for the five lending transactions currently expecting to exceed 1.4 billion at December 31, 2012. The temporary exemption is specific to each loan and runs until the lending transactions are scheduled to get within the regulatory limit due to ordinary repayments of principal, which is in the period December 31, 2014 – December 31, 2016.

37 EVENTS AFTER BALANCE SHEET DATE

On January 9, 2012, Moody’s affirmed its rating from November 22, 2011 and that the ratings are under review for possible downgrade. On February 15, 2012, Standard and Poor’s downgraded the Company with negative outlook.

On February 9, 2012, the FSA granted the Company a permanent exemption regarding renewal of the two loans within subordinated debt that were called in 2011.

On February 13, 2012, the FSA granted the Company a new temporary exemption for the five lending transactions currently expected to exceed the regulatory limit for large exposures at December 31, 2012. The temporary exemption is specific to each loan and runs until the lending transactions are scheduled to get within the regulatory limit due to scheduled repayments of principal, which is in the period December 31, 2014 – December 31, 2016.

On February 22, 2012 Eksportfinans entered into a Global Master Repurchase Agreement with DNB Bank ASA, where DNB Bank ASA is the Buyer and Eksportfinans ASA is the Seller. EUR 600 million has been drawn with a Repurchase Date of 26 February 2015 at the latest. The agreement has no expiration date.

The Board puts emphasis in maintaining the Company’s solidity, and has therefore decided, on March 1, 2012, not to propose a dividend for 2011.

