Form 20-F/A
period 2011-12-31
EKSPORTFINANS ASA
filed 2012-07-26
CIK 700978

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

Currency Linked Notes Linked to the Bearish Performance of the Euro against the U.S. Dollar due April 26, 2012

Currency Linked Notes Linked to the Performance of the Chinese Renminbi against the U.S. Dollar due November 27, 2012

Strategic Accelerated Redemption Securities Linked to the S&P 500® Index due November 5, 2012

Enhanced Growth Securities with Leveraged Upside & Buffered Downside linked to the S&P 500® Index due November 16, 2012

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2011, which was originally filed with the U.S. Securities and Exchange Commission on March 30, 2011 (the “Form 20-F”).

The purpose of the Form 20-F/A is to amend the Form 20-F to correct the description of Exhibit 2.1 contained in Item 19 Exhibits, which should refer to the Indenture dated February 20, 2004 between The Bank of New York Mellon (formerly known as The Bank of New York) as Trustee rather than the 1996 Indenture referred to in the Form 20-F.

This amendment consists of a cover page (with continuation sheets), this explanatory note, Item 19 as revised as described above and a signature page.

PART III

Item 19. EXHIBITS

1.1	Articles of Association (English translation of Norwegian-language original)

2.1	Indenture dated February 20, 2004, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form F-3 (No. 333-112973) filed with the Commission February 20, 2004)

4.1	Agreement Regarding Interest Equalization and Hedging for Eksportfinans’ Borrowing and Lending Commitments (the 108 Agreement) (English translation of Norwegian-language original)* (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 21, 2005)

4.2	Portfolio Hedge Agreement entered into by Eksportfinans ASA, DNB Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S (the Portfolio Hedge Agreement)* (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 20-F filed with the SEC June 27, 2008)

4.3	Committed Credit Line (Repo) Facilities for repo purposes provided by DNB Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S*

4.4	Agreement between the Norwegian State represented by the Ministry of Trade and Industry and Eksportfinans ASA (the Funding Agreement), dated November 26, 2008 and the related Loan Agreement between the Ministry of Trade and Industry for the Norwegian State and Eksportfinans ASA (the Loan Agreement), dated January 15, 2009* (incorporated by reference to Exhibit 4.4 of the Company’s Form 20-F filed with the SEC June 10, 2009)

4.5	Sale and Purchase Agreement between Eksportfinans ASA and KLP Prosjekt AS regarding Kommunekreditt Norge AS dated May 7, 2009, (incorporated by reference to Exhibit 99.9 of the Company’s Form 6-K filed with the SEC May 8, 2009)

4.6	Excluded Portfolio Agreement between Eksportfinans ASA and Kommunekreditt Norge AS, dated May 7, 2009* (incorporated by reference to Exhibit 4.6 of the Company’s Form 20-F filed with the SEC June 10, 2009)

4.7	Global Master Repurchase Agreement with DNB Bank ASA dated February 22, 2012

4.8	Agreement with the Norwegian Ministry of Trade and Industry setting out terms and conditions for Eksportfinans arranging export credit loans during the period from November 18, 2011 and until June 30, 2012 (the Transition Agreement with the Norwegian State) (English translation of Norwegian-language original)

4.9	Agreement with the Norwegian Ministry of Trade and Industry on transfer of employees from Eksportfinans to the new state entity (the Agreement on Transfer of Employees to the State Entity) (English translation of Norwegian-language original)

7.1	Computation of ratio of earnings to fixed charges

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

*	Confidential treatment requested and the redacted material has been separately filed with the SEC.

     The total amount of long-term debt securities of the Company authorized under any instrument does not exceed 10% of the total assets of the Company. The Company agrees to furnish copies of any or all such instruments to the SEC upon request.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 20-F/A on its behalf.

EKSPORTFINANS ASA

By:	/s/ GISELE MARCHAND
Gisele Marchand
President and Chief Executive Officer

Dated: July 26, 2012

