Form 20-F
period 2012-12-31
EKSPORTFINANS ASA
filed 2013-04-23
CIK 700978

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)||

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

2

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

15-Year Callable Range Notes due October 11, 2022

15-Year Callable Range Notes due December 28, 2022

20-Year Callable Leveraged CMS Spread due June 22, 2027

30-Year Callable Zero Coupon Notes due May 22, 2037

10-Year LIBOR Range Accrual Note due January 25, 2018

10-Year CMS Range Accrual Note due February 28, 2018

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

3

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

Leveraged Buffered Equity Index-Linked Notes Linked to the MSCI EAFE Index due December 20, 2013

Leveraged Buffered Equity Index-Linked Notes Linked to the S&P 500® Index due November 8, 2013

Leveraged Buffered Equity Index-Linked Notes Linked to the MSCI EAFE Index due December 9, 2013

Leveraged Buffered Index-Linked Notes Linked to the S&P 500® Index due May 9, 2013

$100,000,000.00 Floating Rate Note due October 7, 2013

Equity-Index-Linked Notes Linked to the TOPIX® Index due April 22, 2013

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

     Actual results, performance or events may differ materially from those in such statements due to, without limitation:

•	the decision of the Norwegian Government (the Government) to assume responsibility for the export scheme previously managed by Eksportfinans may adversely affect Eksportfinans' business activities,
•	unexpected market movements,
•	inability to renew derivatives contracts for hedging purposes, insolvency of derivative counterparties, or inefficacy of hedging strategies,
•	the failure of our derivatives counterparties, guarantors for loans and borrowers to honor their contracts,
•	foreign exchange rate and interest rate fluctuations,
•	volatility in the international financial markets,
•	volatility in the fair value of our financial assets and liabilities,
•	changes in our credit ratings or other actions by ratings agencies,
•	the effects of, and changes in, fiscal, monetary, trade and tax policies,
•	loss of key personnel which could increase operational risks,
•	the effects of changes in laws, regulations or accounting policies or practices,
•	various concentrations of credit risk,
•	foreign currency risk, and
•	various other factors beyond our control.

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

     For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (U.S. dollars, $ or USD) in this annual report have been made at the rate of NOK 5.5618 = $1.00 ($0.1798 = NOK 1.00), the noon buying rate of the Federal Reserve Bank of New York on December 31, 2012. On April 12, 2013, such rate was NOK 5.7188 = $1.00 ($0.1749 = NOK 1.00). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA

     The following income statement and balance sheet data, expressed in NOK, have been selected from our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008.

     We prepare our financial statements in accordance with International Financial Reporting Standards as promulgated by the IASB (IFRS).

     The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 and the notes thereto.

INCOME STATEMENT DATA

Year ended December 31,	2012	2012	2011	2010	2009	2008
	(USD millions) (except as indicated)	(NOK millions) (except as indicated)
Interest and related income on loans due from credit
institutions	99	549	822	1,175	1,864	5,246
Interest and related income on loans due from customers	637	3,542	3,888	3,729	3,424	2,785
Interest and related income on securities	102	566	864	869	1,852	3,877
Other interest and related income	11	63	54	44	73	102

Total interest and related income	849	4,720	5,628	5,817	7,213	12,010
Interest and related expenses on commercial paper and bond debt	601	3,342	4,007	4,196	5,642	11,033
Interest and related expenses on subordinated debt	1	6	4	7	21	49
Interest and related expenses on capital contribution securities	2	10	10	9	15	36
Other interest and related expenses	21	119	58	185	65	69

Total interest and related expenses	625	3,476	4,079	4,398	5,743	11,187

NET INTEREST INCOME	224	1,244	1,550	1,419	1,470	823

Commissions and income related to banking services (1)	0	0	1	2	2	2
Commissions and expenses related to banking services	1	4	6	7	8	40
Net gains/(losses) on financial instruments at fair value	(4,642)	(25,816)	40,373	(603)	(3,793)	3,977
Other income	11	60	16	7	15	18
NET OTHER OPERATING INCOME	(4,632)	(25,759)	40,385	(602)	(3,784)	3,957
TOTAL OPERATING INCOME	(4,408)	(24,515)	41,935	817	(2,314)	4,780
Salaries and other administrative expenses	21	118	182	157	152	146
Depreciation	3	18	20	23	20	19
Other expenses	1	8	12	14	15	13
TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT
CHARGES ON LOANS	25	144	214	195	187	178
Impairment charges on loans	0	0	0	0		0
PRE-TAX OPERATING PROFIT/(LOSS)	(4,433)	(24,659)	41,721	623	(2,501)	4,602
Taxes*	(1,241)	(6,904)	11,682	175	(699)	1,288
PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING
OPERATIONS	(3,192)	(17,756)	30,039	448	(1,802)	3,314
Profit/(loss) for the year from discontinued operations, net of taxes	—	—	—	—	1	41
Total comprehensive income	(3,192)	(17,756)	30,039	448	(1,801)	3,355
Ratio of earnings to fixed charges (2) (unaudited)	—	—	11.21	1.14	—	1.41
PER SHARE DATA (thousands of USD/NOK) (unaudited):
Dividends per share (3)	—	—	—	1.89	2.65	—
Shares outstanding at December 31 (number of common
shares)	263,914	263,914	263,914	263,915	263,915	263,914
Profit/(loss) for the year per share (4)	(12.09)	(67.28)	113.82	1.70	(6.83)	14.22
Dividends in respect of 2012 proposed per share (5)	—	—

* For further details, see note 1 and 11 to our audited consolidated financial statements in Item 18.

BALANCE SHEET DATA
As of December 31,

	2012	2012	2011	2010	2009	2008
	(USD millions) (except as indicated)	(NOK millions) (except as indicated)
ASSETS
Loans due from credit
institutions	4,749	26,410	40,340	43,014	64,126	36,188
Loans due from customers	12,924	71,879	96,541	85,095	66,677	112,751
Securities	6,600	36,707	51,908	67,921	76,090	108,138
Repurchase receivable	913	5,078	—	—	—	—
Financial derivatives	1,957	10,884	19,446	15,403	14,344	27,294
Deferred tax asset	—	—	—	44	—	—
Intangible assets	2	9	16	20	26	27
Property, equipment and
investment property	37	207	210	205	208	217
Other assets	1,121	6,232	5,467	3,847	3,783	12,287
TOTAL ASSETS	28,303	157,406	213,929	215,549	225,254	296,901
LIABILITIES
Deposits by credit institutions	805	4,476	1	45	38	327
Commercial paper debt	—	—	5,762	3,307	19,108	33,609
Bond debt	20,236	112,543	135,727	183,095	178,526	225,431
Financial derivatives	1,680	9,343	13,871	14,247	14,810	18,368
Taxes payable	57	317	295	374	73	291
Deferred tax liabilities	741	4,121	11,343	—	157	931
Other liabilities	1,462	8,133	10,721	7,175	5,124	8,298
Provisions	17	96	128	96	89	84
Subordinated debt	178	990	1,039	1,639	1,502	1,909
Capital contribution securities	81	450	348	417	419	445
TOTAL LIABILITIES	25,257	140,468	179,235	210,394	219,846	289,693
SHAREHOLDERS’ EQUITY
Share capital	498	2,771	2,771	2,771	2,771	2,771
Share premium reserve	32	177	177	177	177	177
Other equity	2,516	13,991	31,746	2,208	2,460	4,260
TOTAL SHAREHOLDERS’
EQUITY	3,046	16,938	34,694	5,156	5,408	7,208
TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	28,303	157,406	213,929	215,549	225,254	296,901

FINANCIAL
RATIOS/OPERATING
STATISTICS (unaudited)
Return on average equity (6)	(68.78%)	(68,78%)	150.76%	8.48%	(28.55%)	67.98
Dividend (as a percentage of
share capital)	—	—	—	18.0%	25.3%	—
Return on assets (7)	0.67%	0.67%	0.72%	0.64%	0.56%	0.32
Ratio of operating and
administrative expenses to
average assets	0.05%	0.05%	0.09%	0.09%	0.07%	0.06
BALANCE SHEET
STATISTICS (unaudited)
Capital adequacy	27.97%	27.97%	19.42%	17.64%	13.30%	11.60
Public sector share of total loans
as borrowers/guarantors(8)	40.04%	40.04%	40.06%	34.54%	23.28%	48.90
Of which municipalities and
counties	1.83%	1.83%	1.65%	1.66%	1.71%	35.65
Total loans outstanding/ total
assets	55.59%	55.59%	56.94%	57.25%	54.25%	46.89

(1)	Includes income on guarantees. For further details, see note 30.3 to our audited consolidated financial statements in Item 18.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income (profit/(loss) for the year) plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses. The ratio of earnings to fixed charges had a deficit in 2012 of NOK 24,659 million (USD 4,430 million), driven by unrealized losses on the fair value of our own debt. The ratio of earnings to fixed charges had a deficit in 2009 of NOK 2,155 million (USD 375 million), also driven by unrealized losses on the fair value of our own debt. For further details, see Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.
(3)	The dividend per share amount for each year represents the distribution out of net income (profit/(loss)) for such year that is approved by the annual general meeting of the shareholders and paid in the following year.
(4)	Total comprehensive income divided by the weighted average number of shares during the year.
(5)	The dividend per share amount for 2012 proposed by the Board of Directors as the distribution of net income (profit/(loss)) for the year to be approved at the annual general meeting of the shareholders of Eksportfinans to be held in April 2013. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders held during the year following the year to which such dividend relates. The approved dividend is paid in the year in which it is approved.
(6)	Profit for the period divided by average equity. Average equity is calculated as the average of starting and ending equity.
(7)	Net interest income for the period divided by average assets. Average assets are calculated as the average of the starting and the ending balance.
(8)	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (the Guarantee Institute or GIEK) as borrowers or guarantors) to total lending.

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

     The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end
2009	6.3089	5.7899
2010	6.0635	5.8904
2011	5.5605	5.9682
2012	5.8183	5.5665
2013

     The following table sets forth the high and low noon buying rates for the periods shown:

	High	Low
September 2012	5.8496	5.6658
October 2012	5.7672	5.6164
November 2012	5.7948	5.6487
December 2012	5.6728	5.5602
January 2013	5.6114	5.4680
February 2013	5.7209	5.4312
March 2013	5.8549	5.6730
April 2013 (through April 12)	5.1843	5.7029

     The noon buying rate on April 12, 2013, was NOK 5.7188 = $1.00 ($0.1749 = NOK 1.00).

     B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

     C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

     D. RISK FACTORS

     The Government’s decision to assume responsibility for the export finance scheme previously managed by Eksportfinans has adversely affected Eksportfinans' business activities.

     Eksportfinans was, through an agreement (the 108 Agreement) with the Government, the exclusive provider of government-supported export credits in Norway. However, on November 18, 2011, the Government announced that it would establish a government-run export financing scheme under which a public entity established by the Government would assume responsibility for the provision of government-subsidized loans as export credits. The new entity commenced operations on July 2, 2012. The Government’s decision to terminate the 108 Agreement (see item 4.B. “Arrangement with the Government”) with respect to new loans adversely affected Eksportfinans' scope and extent of business activities and made it necessary for the Company to reassess its business model. As a result of the Government's decision, Eksportfinans decided to discontinue making new loans except for cases where a commitment had been previously issued by the Company. The Company, however, has explored alternative business opportunities in the course of 2012. The Company's current assessment is, save for issuing new loan commitments and lending thereunder, to continue its business operations in the ordinary course by actively managing its extensive loan portfolio and other assets and liabilities and servicing its borrowers and investors. As its loan portfolio is maturing and its liabilities are being repaid the Company’s balance will decrease over time and so will proportionally the Company’s revenues. No assurances can be given that Eksportfinans will expand its lending business beyond that which exists at the date hereof. For further information see Item 4.B. "General", Item 4.B. "Government-Supported Loans" and Item 7.B. “Related Party Transactions”.

     Litigation is ongoing with respect to the Company’s Samurai Bonds as certain holders of such bonds have filed a complaint with the Tokyo District Court to the effect that the Company is in default following the events after the Government’s decision to assume responsibility for the government-run export financing scheme.

     On December 12, 2012 Eksportfinans received a complaint filed by Silver Point Capital Fund LP and Silver Point Capital Offshore Master Fund LP, investors in Eksportfinans’ two Japanese law governed Samurai Bonds, with the Tokyo District Court demanding a partial payment in the total amount of JPY 400 million (together with 6 per cent interest from December 13, 2011) as part of their purported entire claim of JPY 8.6 billion. The investors claimed in their complaint that the bonds became due and payable when they sent a default notice to Mizuho Corporate Bank on December 12, 2011. The claim alleges that following the Government's decision to assume responsibility for government supported export credits in Norway and the associated change in Eksportfinans' business model, Eksportfinans ceased or threatened to cease to carry on the whole or substantially the whole of its business, which constitutes an event of default under the Samurai Bonds. The claim also alleges as an event of default that by virtue of the press release by Eksportfinans' shareholders on November 22, 2011, proceedings similar to the passing of an effective resolution for the winding up or dissolution are taken.

     Based on legal advice from external counsel, Eksportfinans will vigorously defend itself on the grounds that there is no default under the company’s Samurai Bonds.     Proceedings before the Tokyo District Court began on February 1, 2013 and Eksportfinans will submit its brief in the second quarter of this year. Eksportfinans has been advised that the procedure before the Tokyo District Court is principally one of written arguments and, allowing the parties reasonable time to prepare briefs, it might take a period of time of 24 months or more before a judgment is made on a case of this nature. There can be no assurance with respect to the outcome of the case. If a final judgment should be entered that is adverse to Eksportfinans, cross-default provisions in other debt instruments and other contracts could, subject to the relevant terms and conditions, be acted upon which could have a material adverse affect on our business, results, financial condition and/or prospects as well as on the market value of our debt securities.

     Unexpected market movements could occur or derivative counterparties could exercise early termination options for various reasons, which may shorten the expected term of the liabilities and lead to increased liquidity risk.

Certain of the Company’s structured bonds are linked to indices and/or cross currency ratios. Developments in either the indices or foreign exchange rates may cause the structured bonds to become due and payable earlier than anticipated. The Company is a party to long dated derivative contracts that hedge its obligations under bond debt issued by it, and such contracts contain mutual early termination options that may be exercised by either party at its option for any reason or no reason. Accordingly, such counterparties may or may not for any number of possible reasons elect to exercise these options, which may prompt Eksportfinans, where contractually possible, to call the underlying bonds. The unexpected occurrence of either event could negatively affect the Company’s liquidity situation.

     If the Company cannot renew derivative contracts it has entered for hedging purposes, or if its derivative counterparties were to become insolvent, the Company may suffer an increased exposure to various risk elements embedded in its bond debt.

     The Company is a party to certain long dated derivative contracts that hedge its obligations under bonds issued by it, and such contracts contain mutual early termination options that may be exercised by either party at its option for any reason or no reason. The counterparties may or may not for any number of possible reasons elect to exercise these options or may become insolvent. If Eksportfinans elects not to or cannot call the underlying bond to which a terminated derivative contract relates, it may seek to renew the terminated derivative contract and/or replace the insolvent counterparty. However, there can be no assurance that Eksportfinans will find or obtain economically efficient hedging opportunities with suitable counterparties with which it can replace the terminated derivative contract. If it cannot do so, the Company will be exposed to movements in the underlying assets to which its bonds are linked and to additional risks, not all of which are foreseeable, which may negatively affect its financial position.

     Our hedging strategies may not prevent losses.

     The Company is constantly attempting to manage interest rate risk, currency risk and other market-related risks. However, our hedging strategies and other risk management techniques may not be effective in all markets or against all types of risks, especially in extreme, unanticipated or disrupted market conditions. If any of the variety of instruments and strategies the Company uses to economically hedge its exposure to these various types of risk is not effective, including, but not limited to human error, the Company may incur losses which could have a material adverse effect on the Company`s results of operations and financial condition.

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

     As of December 31, 2012, approximately 85.3% of our outstanding export-related loans were secured by guarantees. The remaining loans were supported by pledges on cash deposits with banks (9.0%) or represent loans to banks that originally qualified by their creditworthiness to act as guarantors (5.7%). As of December 31, 2012, 43.7% of export-related loans were guaranteed by Norwegian banks. The majority of such guarantees were provided by DNB Bank ASA, which guaranteed 28.1% of outstanding export-related loans as of December 31, 2011. Further, the Company has entered into the Portfolio Hedge Agreement with its shareholder banks, including DNB Bank ASA. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.

     A failure by one or more borrowers, counterparties or guarantors to honor the terms of their derivatives contracts with or the guarantees in favor of the Company could have an adverse effect on the business, results of operations and financial condition of the Company. As the Company now has a sub investment grade rating from both Moody's and S&P, a swap replacement with one or more new swap counterparties will expectedly be more difficult, because potential counterparties may decline to enter into new swaps with a sub-investment grade rated counterparty.

     Change in fair value measurements may bring volatility into our results.

     Fair value measurements of Eksportfinans’ debt and structured note liabilities take Eksportfinans’ own credit risk into account by discounting cash flows at rates that incorporate Eksportfinans’ currently observable credit spreads based on actual transactions or alternatively by quotes from major broker dealers. This fair value impact may significantly increase volatility in our results, as the correlation with the credit spreads applied to our assets is usually low. After the multi-notch downgrades of the Company's credit ratings by Moody's and S&P following the Government's decision to assume responsibility for the provision of government subsidized export loans, the spread levels and spread volatility increased significantly. In 2012 we experienced a spread tightening, giving the Company an unrealized loss. For the year 2012 the unrealized losses from tightening credit spreads on our own debt was NOK 26.0 billion (excluding derivatives) compared to unrealized gains of NOK 40.8 billion for the year 2011. The unrealized gains from 2011 are expected to be reversed as unrealized losses in the future. For further details, see note 28.7 to our audited consolidated financial statements in Item 18.

     Reduced basis swap spreads may reduce our interest margins.

     A significant part of the Company’s funding is in dollars while a significant part of the loans are in Norwegian kroner. Hence the Company has swapped significant amounts from dollars to Norwegian kroner, profiting historically from the basis swap spread during the financial crisis when these spreads were at historically high levels. The Company has been partially hedging the basis risk since September 2010. This includes both hedging on portfolio level and for all new loans larger than NOK 500 million and with maturity longer than three years. This hedging amounted to approximately NOK 26 billion as of December 31, 2012 of which NOK 25 billion had between zero and three years remaining duration, NOK 1 billion had four years remaining duration. For the unhedged part, a return to historically more normal, reduced basis swap spread levels would impact the Company’s earnings negatively.

     We may experience volatility in our results from our liquidity reserve portfolio.

     In early 2008 shareholders representing 99.5% of Eksportfinans’ shares signed a risk mitigation agreement (the Portfolio Hedge Agreement) whereby they undertook to hedge against further market value declines, including credit losses, in the Liquidity Portfolio (as defined under Item 5.B "Liquidity and Capital Resources – Liquidity Portfolio" below) as it existed on February 29, 2008 (the PHA Portfolio) up to an amount of NOK 5 billion. None of this was utilized as of year end 2012 (NOK 1 billion as of year end 2011). Upon entering into the Portfolio Hedge Agreement the Company set up a new liquidity portfolio, which is referred to as the “Liquidity Reserve Portfolio”. The Liquidity Reserve Portfolio does not benefit from the Portfolio Hedge Agreement. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement” and notes 5, 12 and 29.4 to our audited consolidated financial statements in Item 18. Consequently, changes in the market value of the securities in the Liquidity Reserve Portfolio will be reflected as unrealized gains or losses (or realized losses if the issuer of the Securities should become insolvent) in our results and such losses, particularly during periods of market disruptions, could be material.

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

     Loss of key personnel may increase operational risks.

     Eksportfinans’ performance has historically been and continues to be largely dependent on the talents and efforts of highly skilled individuals. Some of the key personnel may as a result of the Company's current business activities deem the Company a less attractive employer than it was before the Government's decision on November 18, 2011 and decide to leave the Company. As the size of the Company's balance sheet and the complexity of its business requires a critical mass of employees who possess managerial, financial, administrative and other skills that are important to its operations, the loss of or an extended interruption in the services of a substantial number of our personnel may lead to increased operational risks which could adversely affect the Company's results of operations and financial condition. There can be no assurance that Eksportfinans will be able to attract and retain such personnel, particularly in light of our current situation.

     We are exposed to various concentrations of risk.

     Credit risk concentration may arise from trading, investing and financing activities, and may be affected by economic, industrial or political factors. While the Company is exposed to many different counterparties and industries, it executes transactions with, and has aggregate risk exposures of a high value with, counterparties in the financial services industry, such as brokers, dealers, commercial banks and institutional clients. This results in a significant credit concentration with respect to the financial industry generally and to certain financial institutions in particular.

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

     Additionally, as the Company’s financial statements are reported in Norwegian kroner, a majority of the items presented are subject to fluctuations as a result of changes in the U.S. dollar/Norwegian krone and the euro/Norwegian krone exchange rate. Item 4.

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

     On November 18, 2011, the Government announced that it would establish a government-run export financing scheme under which a new entity established by the Government would assume responsibility for the provision of government-subsidized loans as export credits. The Government’s decision to terminate the 108 Agreement (see item 4.B. “Arrangement with the Government”) with respect to new loans adversely affected Eksportfinans' scope and extent of business activities and made it necessary for the Company to reassess its business model. As a result of the Government's decision, Eksportfinans decided to discontinue making new loans, except for loans for which commitments existed prior to November 18, 2011. The Company assisted the Government in administering government-sponsored export lending during a transition period which ended July 1, 2012. The new entity, Eksportkreditt Norge AS, was established on June 25, 2012, and became operational on July 2, 2012. Eksportfinans continues to operate and manage its existing loan portfolio and expects to continue to do so for a significant period of time.

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

     B. BUSINESS OVERVIEW

     LOANS

     Export Lending

    The following describes the Company’s export lending activities and portfolio. The Company currently is not engaging in new export lending except for loans for which legal commitments existed prior to November 18, 2011, but continues to actively manage its existing extensive portfolio.

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

     However, on November 18, 2011, the Government decided to assume responsibility for the export finance scheme previously managed solely by Eksportfinans.

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

     As shown in the table in Item 4.B. “— LOANS — Analysis of Loans”, a significant portion of the Eksportfinans loan portfolio is supported by guarantees (approximately 85.3% of the export-related balance as of December 31, 2012). The remaining export-related loans outstanding as of December 31, 2012 are supported by pledges on cash deposits with banks (9.0%) or represent loans to banks that are themselves qualified by their creditworthiness to act as guarantors (5.7%).

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

     Government-Supported Loans. Norway is a member of the OECD and adheres to the OECD Consensus. The terms of the OECD Consensus vary according to the importing country’s gross national product and per capita income, and establish, among other things, minimum interest rates, required down payments and maximum loan maturities applicable to government-supported export financing. The OECD Consensus permits lower interest rates and longer maturities to be offered to poorer nations and prohibits subsidized loans to industrialized countries. The OECD Consensus provides that each government-supported loan entered into after July 1995 must bear interest at a rate equal to that established by the Consensus Agreement for export financing (the CIRR) applicable to the currency and maturity of the loan. The OECD periodically reviews and, if necessary, adjusts CIRRs. The CIRRs represent a reduction in the extent of interest subsidies previously available for export credits. The OECD regularly reviews the system of government-supported export credits.

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

     Types of Financing

     Overview. Our export-related loan portfolio consists of three types of financing: (1) contract financing, (2) financing of international and export related activities and (3) acquisition of loans from banks. Contract financing means financing of export contracts between a Norwegian supplier and a foreign buyer or a Norwegian buyer, primarily those that operate in the international shipping and oil and gas industries. Financing of international and export related activities involves loans to finance investments in, among other things, storage facilities, production lines or purchases of companies to assist Norwegian companies in expanding internationally. In 2012, contract financing comprised 18% of our export-related new disbursements, and acquisition of loans from banks and financing of international and export related activities comprised 82%. The corresponding figures for 2011 were 68% and 32%, respectively. Eksportfinans actively marketed its finance products to Norwegian companies and also to buyers abroad that are traditional or potential purchasers of capital goods and services from Norway. Financial alternatives were often discussed with Norwegian exporters at a stage where they contemplated bidding for a contract or were in a bidding contest with foreign exporters. Most of Eksportfinans’ loans were made due to active marketing directed to and/or unsolicited applications directly from Norwegian exporters. Some loans were referred to us via our shareholder banks. All such referrals were on a no-fee basis. Eksportfinans did not hire brokers for the purpose of acquiring new loans.     Approximately 85.3% of our outstanding export loans are guaranteed. The remaining loans are supported by pledges on cash deposits with banks (9.0%) or represent loans to banks that are qualified by their creditworthiness to act as guarantors (5.7%). Until approximately five years ago, close to 100% of our loans were guaranteed. The relative increase in loans that are not guaranteed was to a large extent a result of the increase in direct lending by us to certain Norwegian banks for the financing of their clients within the export industry. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing — Financing of international and export related activities”.

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

     Financing of international and export related activities. Eksportfinans financed activities related to the Norwegian export industry. The loan purpose was typically to finance investments in buildings and machinery for export production or international expansion. Such loans were guaranteed by Norwegian and international banks and other financial institutions. In 2005 Eksportfinans also started to extend loans to Norwegian savings banks to fund these banks’ loans to their customers within the export business. In 2008, the Company decided to discontinue direct loans to saving banks. Since 2008, loans in co-operation with saving banks were made to a borrower based on a guarantee from the savings bank, which was consistent with the Company’s other lending activities. As a result, total loans outstanding that were extended via Norwegian saving banks decreased to NOK 4,167 million at year end 2012 from NOK 6,938 million in 2011.

     Loans acquired from banks. Eksportfinans from time to time entered into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans were based on normal commercial terms, and the loans acquired were of the type extended by Eksportfinans in the normal course of its business.

     The Company placed an initial deposit with the selling bank, which was used as consideration for the purchase of the relevant loans. Each loan purchased was supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company paid the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount was paid to the selling bank. The net effect of these transactions was that Eksportfinans received a specified, individually negotiated return comparable to that received on its other commercial loans. In 2012, 2011 and 2010 Eksportfinans acquired loans from banks amounting to NOK 141 million, NOK 3,644 million, and NOK 2,867 million, respectively. The volume of loans acquired from banks fluctuated over time based on eligible loans and the funding situation for the banks.

     Loan Commitments

     Eksportfinans’ total actual and probable loan commitments as of December 31, 2012 amounted to NOK 212 million (compared to NOK 2.2 billion as of December 31, 2011). The decrease is due to the Government’s decision to establish a new, state owned lending entity. The remaining loan commitments of NOK 293 million are legally binding commitments within contract financing that existed prior to November 18, 2011. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”.

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

     Guarantees issued by GIEK cover political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The Guarantee Institute’s cover of political risks is 100% of a loan, and its maximum cover for commercial risks is 90%. The terms of guarantees issued by the Guarantee Institute generally provide that the Guarantee Institute is to be issued a claim after a default has continued for 90 days. Claims under the guarantees are payable six months from the date a claim is issued. Guarantees issued by the Guarantee Institute supported 35.9% of export related loans as of December 31, 2012 compared with 39.6% of export related loans as of December 31, 2011

     Arrangement with the Government

     As a member of the OECD, Norway adheres to the OECD Consensus. The terms of the OECD Consensus, which vary according to importing country, establish minimum interest rates, among other things, and require down payments and maximum loan maturities for government-supported export financing. The OECD Consensus provides that each government-supported loan entered into on or after August 1995 must bear the CIRR applicable to the currency and maturity of the loan. The CIRR is adjusted monthly by the OECD.

     In 1978 the Norwegian Ministry of Finance entered into the 108 Agreement with Eksportfinans pursuant to a legislative enactment (Storting Proposition No. 108) to permit Eksportfinans to arrange and extend export credits in accordance with the OECD Consensus. The stated purpose of the agreement was to offer Norwegian exporters of capital goods a competitive export credit system. From August 1995 until November 18, 2011 (as described below), the 108 Agreement enabled Eksportfinans to issue export credits at the OECD’s CIRR rates.

          The 108 Agreement guaranteed Eksportfinans a fixed gross margin between Eksportfinans’ revenues from loans and its borrowing costs relating to transactions governed by the agreement. To that end, the agreement established reference rates with respect to Eksportfinans’ borrowing activities (interest, borrowing costs and foreign exchange) and lending activities (interest, other lending costs and foreign exchange). The fixed margin was determined by the difference between the applicable reference rates for such borrowing and lending at the time of disbursement. This margin is higher than the average gross margin we receive on commercial loans to compensate for the fact that a typical CIRR loan generally involves more man-hours and costs and expenses than a commercial loan. Up-front lending costs exceeding a specified threshold are also covered by the agreement. The agreement thereby enabled Eksportfinans to issue export credits at the OECD’s CIRR rates.

     The 108 Agreement also protects Eksportfinans against fluctuations in foreign exchange and/or interest rates with respect to loans granted under the agreement by providing Eksportfinans with a guaranteed NOK fixed return. Under the agreement, Eksportfinans is compensated for any losses as a result of currency or interest rate fluctuations and any gains as a result of such fluctuations are credited to the Ministry. The Government also seeks to reduce its exposure to currency and interest rate risk under the 108 Agreement. For this purpose, Eksportfinans enters into currency and interest rate hedging arrangements and otherwise attempts to balance the currencies of its assets and liabilities. As a result, annual fluctuations in gains or losses under the agreement are minimized, which assists the Government in forecasting the amount of its disbursements under the Agreement.

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

     On November 18, 2011, the Government announced that it would assume responsibility for the provision of export credits under the scheme previously managed by Eksportfinans. As a result, Eksportfinans no longer extends new loans under the 108 Agreement except for loans for which commitments existed prior to November 18, 2011, but will continue to manage its portfolio under the 108 Agreement until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled pursuant to the 108 Agreement. Approximately 33% of Eksportfinans’ outstanding export-related loans at December 31, 2012 were disbursed pursuant to the 108 Agreement, compared to 33% of export-related loans at the end of 2011. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”. The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Government under this arrangement:

	2012	2011	2010	2009	2008	2007	2006
Amount paid or payable to Eksportfinans (NOK millions)	405	382	332	152	38	26	31
Payment in respect of (year)	2010	2009	2008	2007	2006	2005	2004
20

     Municipal Lending

     Sale of Kommunekreditt

     In June 1999, Eksportfinans acquired Kommunekreditt. Kommunekreditt, headquartered in Trondheim, Norway, engaged in long-term financing of Norwegian local governments. Kommunekreditt made loans without any form of credit enhancement to Norwegian municipalities, counties and companies that are the joint undertaking of two or more municipalities (so called inter-municipal companies) as well as to private independent companies against guarantees from municipalities, counties, the Government or a bank. From 2006 Kommunekreditt also engaged in direct loans to banks in situations where the bank was able to link the credit to a defined portfolio of public sector company loans that could be refinanced via Kommunekreditt. Kommunekreditt provided loans with fixed or floating rates of interest and terms from one month to 10 years both for refinancing existing loans and for new borrowings.

     On May 7, 2009 Eksportfinans entered into an agreement with Kommunal Landspensjonskasse gjensidig forsikringsselskap (KLP) for the sale of all of the shares in Kommunekreditt Norge AS (the Sale and Purchase Agreement). KLP agreed to purchase the shares in Kommunekreditt at book value, NOK 870 million. The sale closed as scheduled on June 24, 2009 (the Closing).

     In connection with the Sale and Purchase Agreement, Eksportfinans entered into a Term Facility Agreement dated May 7, 2009 (the Term Facility Agreement), under which it granted Kommunekreditt (now KLP Kreditt AS) a NOK 34 billion loan, an amount equivalent to Eksportfinans’ outstanding funding of the activities of Kommunekreditt at Closing (excluding the Excluded Portfolio, described below). The loan had a term of approximately two years from Closing with eight equal quarterly amortization payments, the first of which was paid on December 15, 2009 and the last of which was paid on September 15, 2011.

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

     Types of Financing in the Retained Municipal Portfolio

     Loans in the Retained Municipal Portfolio have terms ranging from one year to ten years or more. As of December 31, 2012, 35% (as of December 31, 2011, 37%) of the outstanding loans had a remaining term in excess of five years.

     Loans in the Retained Municipal Portfolio include both floating rate and fixed rate terms.

     Floating rate loans bear interest either at a rate linked to the Norwegian Interbank Offered Rate (NIBOR) plus a margin or at a rate that is adjustable at our discretion upon 14 days’ notice. If the borrower rejects the adjusted interest rate, the loan and accrued interest must be repaid immediately. As of December 31, 2012, 81% were at floating interest rates (81% as of December 31, 2011).

     If a loan is fixed interest rate, the fixed interest rate normally applies for the whole term of the loan. Some loans may have a fixed rate of interest for a shorter period than the term of the loan. For such loans, at the end of the initial term either new fixed rates of interest are agreed or the loan is repaid. Prepayments of fixed rate loans are subject to a penalty based on the difference between the agreed interest rate and the market interest rate at the time of prepayment. As of December 31, 2012, 19% of the loans were at fixed interest rates (December 31, 2011, 19%).

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

     Analysis of Loans

     Composition of Loans

     The following table sets forth the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality and county loans for each of the last five years:

	Year ended December 31,
(NOK millions) (1)	2012	2011	2010	2009	2008
Loan disbursements (during the year):
Export-related commercial loans	781	27,447	30,923	13,729	11,234
Export-related Government-supported loans (2)	142	6,238	2,731	14,381	14,062
Municipal and county loans (3)	—	—	—	10,909	8,047
Loan to KLP Kreditt AS	—	—	—	34,352	—
Total (4)	923	33,685	33,654	73,371	33,343

Loans outstanding (at year-end):
Export-related commercial loans	50,301	76,699	64,499	42,547	48,820
Export-related Government-supported loans (2)	28,351	34,599	35,317	38,828	31,551
Loan to KLP Kreditt AS	—	—	12,882	30,058	—
Direct loans to Norwegian local government	4,374	5,653	5,719	5,778	53,855
Municipal-related loans to other credit institutions	4,448	4,798	4,943	4,943	4,943
Loans to employees	35	58	52	48	60
Total	87,509	121,807	123,412	122,202	139,229

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

(2)	Export-related government-supported loans refer to all loans given under the 108 Agreement with the Government. Refer to disclosures under the heading “Arrangement with the Government” in this section for further information about these loans. The export-related government-supported loans can be protected by all types of credit support presented under the heading “Credit Support” later in this section.

(3)	The figure for 2009 includes the acquisition of NOK 10.9 billion of loans included in the Retained Municipal Portfolio.

(4)	Amounts for 2012, 2011, 2010, 2009 and 2008 include loans acquired from shareholders amounting to NOK 141 million, NOK 3,644 million, NOK 2,867 million, NOK 1,263 million and NOK 2,666 million, respectively.

The following table represents an analysis of the Company’s loans outstanding for each of the last five years:

(NOK millions) (1)	2012	2011	2010	2009	2008
Beginning balance	121,807	123,412	122,202	139,228	124,689
Add — disbursements (1)	923	33,685	33,654	73,371	33,343
Deduct — repayments (2)	(31,555)	(35,422)	(32,416)	(83,820)	(27,683
Adjustments related to year-end exchange rates (3)	(3.666)	132	(28)	(6,577)	8,879
Balance at year-end	87,509	121,807	123,412	122,202	139,228

(1)	Of NOK 73.4 billion in 2009, NOK 45.3 billion is related to funding of Kommunekreditt Norge AS and other municipal related disbursements after the sale of the subsidiary.

(2)	Of NOK 83.8 billion in 2009, NOK 44.5 billion is related to repayment from Kommunekreditt Norge AS in relation to the sale of the subsidiary.

(3)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

     Our export-related loans are divided into three categories: ships, capital goods and additional export-related and international activities, as described in the footnotes to the tables below.

     The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:

Loans disbursements (during the year):

	Year ended December 31,
(NOK millions)	2012	2011	2010	2009	2008
Export-related Loans
of which Ships (1)	174	9,634	15,879	12,958	15,905
of which Capital goods (2)	137	13,678	9,124	15,152	7,016
of which Other export-related and international activities (3)	612	10,373	8,651	—	2,375
Municipal and county loans (4)	—	—	—	10,909	8,047
Loan to KLP Kreditt AS	—	—	—	34,352	—
Total (5)	923	33,685	33,654	73,371	33,343

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

	Year ended December 31,
(NOK millions)	2012	2011	2010	2009	2008
Aviation and shipping	612	2,816	264	—	—
Renewable energy	—	4,394	1,425	—	—
Infrastructure	—	1,064	—	—	—
Environment	—	688	—	—	—
Consumer goods	—	612	4,649	—	—
Real estate	—	411	581	—	655
Banking and finance	—	388	—	—	197
Oil and gas	—	—	1,732	—	583
IT and telecommunication	—	—	—	—	940
Total	612	10,373	8,651	—	2,375

(4)	The figure for 2009 includes the acquisition of NOK 10.9 billion of loans included in the Retained Municipal Portfolio

(5)	Amounts for 2012, 2011, 2010, 2009 and 2008 include loans acquired from shareholders amounting to NOK 141 million, NOK 3,644 million, NOK 2,867 million, NOK 1,263 million and NOK 2,666 million, respectively.
24

 Loans outstanding at year-end:

	Year ended December 31,
(NOK millions)	2012	2011	2010	2009	2008
Export-related Loans
of which Ships (1)	34,148	44,989	45,376	36,376	31,631
of which Capital goods (2)	23,973	33,991	31,992	28,347	19,931
of which Other export-related and international activities (3)	20,532	32,318	22,448	16,652	28,809
Loan to KLP Kreditt AS	—	—	12,882	30,058	—
Direct loans to Norwegian local government	4,373	5,653	5,719	5,778	53,855
Municipal-related loans to other credit institutions	4,448	4,798	4,943	4,943	4,943
Loans to employees (4)	35	58	52	48	60
Total	87,509	121,807	123,412	122,202	139,228

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

	Year ended December 31,
(NOK millions)	2012	2011	2010		2009	2008
Renewable energy	5,494	5,494	1,425		—	—
Banking and finance	4,615	6,938	7,264		8,260	8,875
Aviation and shipping	4,284	5,233	264		40	106
Consumer goods	2,275	5,375	4,757		3,052	3,715
Infrastructure	1,333	1,060	150		—	—
Oil and gas	1,223	2,491	2,935		25	606
Real estate	660	5,063	5,626	*	5,237	5,569
Environment	646	661	—		—	—
Aluminum, chemicals and minerals	—	—	3		8	13
Engineering and construction	—	—	—		1	30
Pulp and paper	—	—	—		—	4,933
IT and telecommunication	—	—	—		—	4,928
Other categories	2	3	24		29	34
Total	20,532	32,318	22,448		16,652	28,809

*Infrastructure of NOK 150 million was included in the line captioned Real estate management as of December 31, 2010.

(4)	There were no material loan disbursements to employees in 2012.

     Maturity of Loans

     The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2012, categorized by maturity dates.

(NOK millions)	1 year	From 1 year up to and including 5 years	Over 5 years	Total
Municipal and county loans	1,408	4,977	2,436	8,821
Export-related loans	20,427	49,809	8,453	78,688
Total	21,835	54,786	10,889	87,509

Interest Rate Type of Loans

     The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2012, categorized by type of interest rate.

(NOK millions)	Fixed interest rates	Adjustable interest rates	Total
Municipal and county loans	1,649	7,172	8,821
Export-related loans	28,551	50,137	78,688
Total	30,199	57,310	87,509

     Currency of Loans

     The following table shows the composition of the Company’s loans by currency of the loans, based upon the contract terms, as of December 31, for each of the last five years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,
(NOK millions, except percentages) (1)	2012	2011			2010		2009		2008
Norwegian kroner	53,580	61.2%	63,392	52.0%	71,046	57.6%	85,700	70.1%	96,530	69.3%
U.S. dollars	32,245	36.9%	55,716	45.7%	49,023	39.7%	33,582	27.5%	33,794	24.3%
Euro	1,155	1.3%	2,116	1.7%	3,236	2.6%	1,778	1.5%	7,424	5.3%
Other	529	0.6%	583	0.5%	107	0.1%	1,142	0.9%	1,480	1.1%
Total	87,509	100.0%	121,807	100.0%	123,412	100.0%	122,202	100.0%	139,228	100.0%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

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

	Year ended December 31,
(NOK millions) (1)	2012	2011	2010	2009	2008
Norway (2)	60,100	82,366	87,282	90,460	106,640
Bermuda	4,123	8,956	10,445	7,746	4,633
Greece (3)	2,563	3,011	498	480	561
USA	2,543	3,491	3,331	4,150	5,089
Cyprus	2,442	2,936	2,643	1,079	593
Other (4)	15,738	21,047	19,213	18,287	21,712
Total	87,509	121,807	123,412	122,202	139,228

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

(2)	Of which loans related to Norwegian municipalities (including the loan to KLP Kreditt AS) amounted toNOK 8,821 million, NOK 10,451 million, NOK 23,544 million, NOK 40,779 million and NOK 58,797 million in 2012, 2011, 2010, 2009 and 2008, respectively.

(3)	All loans to Greek debtors are supported by guarantees given by non-Greek guarantors.

(4)	In 2012, “Other” does not include any individual country amounts greater than those disclosed by individual country for that year.

     Credit Support

     The following tables provide an overview of the types of credit support on our outstanding loans as of December 31, for each of the last five years:

		As of December 31,
Municipal lending: (NOK millions, except percentages) (1)	2012		2011		2010		2009		2008
Loans to Norwegian banks	4,448	50.4%	4,798	45.9%	4,943	21.0%	4,943	12.1%	4,943	8.4%
Norwegian bank guarantees	2,771	31.4%	3,638	34.8%	3,660	15.5%	3,689	9.1%	4,215	7.2%
Loans to or guaranteed by Norwegian
municipalities	1,602	18.2%	2,015	19.3%	2,058	8.7%	2,089	5.1%	49,639	84.4%
Loan to KLP Kreditt AS		—	—	—	12,882	54.8%	30,058	73.7%	—	—
Total	8,821	100%	10,451	100%	23,544	100%	40,779	100%	58,797	100%

	As of December 31,
Export-related lending:
(NOK millions, except percentages) (2) (5)	2012		2011		2010		2009		2008
Government guarantees (4)	33,440	42.5%	46,777	42.0%	39,792	39.9%	26,365	32.4%	18,402	22.9%
Norwegian bank guarantees	24,535	31.2%	28,735	19.7%	21,092	21.1%	14,965	18.4%	23,506	29.2%
Loans to Norwegian banks	4,167	5.3%	6,466	11.9%	7,263	7.3%	8,260	10.2%	7,316	9.1%
Foreign bank guarantees (3)	9,098	11.6%	14,955	13.4%	17,699	17.7%	15,622	19.2%	18,279	22.7%
Pledges over cash deposits with banks (6)	7,079	9.0%	13,977	12.6%	13,563	13.6%	15,795	19.4%	10,405	12.9%
Loans to foreign banks	334	0.4%	388	0.3%	407	0.4%	368	0.4%	2,462	3.1%
Corporate guarantees	—%		—%		—%		—%		2	0.0%
Total	78,653	100%	111,298	100%	99,816	100%	81,375	100%	80,372	100%

(1)	Loan provided with security in the underlying lending portfolio transactions, in addition to KLP Kreditt AS being a Norwegian bank.

(2)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(3)	Includes direct loans to foreign banks from which we would accept a guarantee.

(4)	Consists of guarantees by the Guarantee Institute, other Norwegian agencies and foreign governments.

(5)	In addition, mortgage loans to employees accounted for NOK 35 million, NOK 58 million, NOK 52 million, NOK 48 million and NOK 60 million in 2012, 2011, 2010, 2009 and 2008, respectively.

(6)	Loans acquired from banks

     Government guarantees supported 42.5% of total outstanding export-related loans as of December 31, 2012, substantially all of which was covered by the Guarantee Institute. The percentage of government guarantees for export-related lending increased substantially from 32.4% as of December 31, 2009 to 39.9% as of December 31, 2010 and then to 42.0% as of December 31, 2011 because many commercial banks have reduced lending due to conditions in the financial markets and capital constraints.

     No loans to a single customer guaranteed by the Government or its agencies exceeded 2.3 % of total export-related loans as of December 31, 2012. Guarantees issued by two Norwegian banks, DNB Bank ASA and Nordea Bank Norge ASA, which together owned 63.2% of the Company’s share capital as of December 31, 2012, supported 34% of total export-related loans. As of the same date, guarantees issued by one of those banks, DNB Bank ASA, supported approximately 28% of total export-related loans. No loan to a single customer guaranteed by DNB Bank ASA exceeded 5.1% of total loans in 2012.

     Guarantees issued by Nordea Bank Norge ASA, another shareholder, supported 5.4% of total export-related loans. No loan to a single customer guaranteed by Nordea Bank exceeded 1% of total loans. For further details, see Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.

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

     The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	Year ended December 31,
(NOK millions)	2012	2011	2010	2009	2008
Interest and principal installments more than 90 days past due (1)	522	504	511	416	12
Not matured principal on loan with payments more than 90 days past due (2)	148	17	453	58	39
Total	670	521	964	474	51
Interest and principal installments more than 90 days past due
expected to be collected from guarantor (3)	25	6	18	5	1

(1)	Of the amounts for 2012, 2011, 2010 and 2009, NOK 485 million, NOK 498 million, NOK 493 million and NOK 408 million, respectively relates to Icelandic banks.

(2)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.

(3)	All loans expected to be collected from a guarantor are loans where the borrower is a foreign counterparty. The amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. For further details, see note 28.4 to our audited consolidated financial statements in Item 18.

With the adoption of IFRS, all loans, with the exception of government-supported loans and a loan to KLP Kreditt are measured at fair value. Loans measured at fair value are not subject to separate impairment losses as any impairment would be included in the fair value measurement. The fair value measurements of loans are described in notes 4 and 28.7 to our audited consolidated financial statements in Item 18. The loan portfolios carried at amortized cost are continuously assessed for impairment. This applies for government-supported loans (the loans under the 108 Agreement with the Government) and the loan to KLP Kreditt. The method the Company uses to monitor credit risk is the same for loans carried at amortized cost and loans measured as at fair value through profit or loss. The credit monitoring of the amortized cost loans is used in the impairment assessment while the credit monitoring of the fair value loans is used in the fair value measurement. The Company reviews all non-performing loans for impairment on a quarterly basis. No loan loss provisions have been made to cover losses arising from circumstances existing at December 31, 2012.

     The Company monitors the following factors to identify any impaired loans:

•	Adverse changes in credit rating levels, both for the debtor and the guarantor
•	Adverse changes in credit spreads

•	Payments past due

•	Other indications of financial distress

     At the core of the Company’s lending plan is the decision to not assume credit risk on borrowers. The Company mitigates credit risk by a variety of means, including through lending guaranteed by guarantors with high credit ratings. Consequently, loans with guarantees will have “double default” characteristics, i.e. both the debtor and the guarantor need to default in order for the Company to be exposed to credit losses.

     The Company benefits from both government guarantees (primarily from the Guarantee Institute) and non-government guarantees. The non-government guarantees are obtained from large international and domestic banks. The lowest rating that was accepted for international banks (excluding the three largest owner banks: DNB Bank, Nordea and Danske Bank) is A- /A3. Select loans may additionally provide for a replacement guarantor if (i) an existing guarantor’s credit rating falls below specified levels, or (ii) at the Company’s discretion     The Company (through the Risk Management Department) monitors the rating of the individual debtor and guarantor. Credit spreads (including the liquidity of such spreads) are also monitored continuously when available for the guarantors and debtors. Furthermore, breaches of loan agreements are followed up closely, including and in particular payments past due. When such a breach occurs, the debtor is contacted no later than five banking days after the payment is past due. The guarantor is informed with copies of the correspondence and the process of securing necessary payments from the guarantors is initiated. For loans with a remaining nominal value of more than NOK 50 million, the Credit Committee (with members from the Group Management Board) is informed.

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

     In October 2008, Iceland introduced an emergency law to deal with its national banking crisis. Three of the major Icelandic banks were nationalized and placed under Icelandic government ownership, control and supervision. At that time, Eksportfinans discovered that Glitnir hf, which had acted as agent bank and guarantor, had failed to perform its duties as agent by not transferring to Eksportfinans prepayments of three loans that had been legally prepaid by the borrowers. The total amount not reimbursed to Eksportfinans by Glitnir hf was NOK 404 million (at exchange rates applicable at December 31, 2012). To protect its claim against the bank, Eksportfinans has pursued and continues to pursue various legal measures and strategies to reclaim the unlawfully withheld amount in Iceland. Eksportfinans also participates in a syndicated loan to Glitnir hf, with Eksportfinans’ exposure being NOK 81 million (at exchange rates applicable at December 31, 2012). As of December 31, 2012, the fair value of the amount not reimbursed had been increased to 35.3% (from 30.7% as of December 31, 2011) of the principal amount of the loans, leading to an accumulated fair value reduction of NOK 314 million as per December 31, 2012 (at exchange rates applicable at December 31, 2012) with respect to both exposures. Save for these unauthorized actions by Glitnir hf acting as agent and the outstanding amounts under the Icelandic syndicated loan, the Company has incurred no loan losses to date.

     Foreign Outstandings

     The following table sets forth outstandings to obligors in foreign countries where aggregate outstandings to each country exceed 1.5% of the Company’s total assets at December 31, 2012. Additionally, it sets forth under “Other Countries” the aggregate outstandings for countries which each represent between 0.75% and 1.5% of the Company’s total assets. Outstandings consist of loans, securities and receivables. Guaranteed amounts are reflected as outstandings only in the country of the guarantor and not in the country of the borrower. These amounts are primarily outstanding against foreign banks.

	Year ended December 31,
	2012	2011	2010	2009	2008
(NOK million)	Outstanding
Denmark	9,015	9,392	10,939	10,999	14,848
Finland	8,483	9,103	8,633	8,675	5,538
Germany	8,353	7,553	6,824	5,956	10,851
France	6,489	7,961	5,363	3,668	8,081
The Netherlands	4,416	7,403	5,484	6,87	12,689
United Kingdom	3,692	11,701	11,753	16,466	22,267
USA	3,592	6,537	8,992	10,380	11,383
Sweden	2,659	3,908	(1)	—	4,394
Italy	(1)	3,385	4,523	9,068	9,241
Spain	(1)	(1)	4,295	8,378	9,730
Australia	—	(1)	(1)	5,889	5,682
Ireland	—	—	(1)	4,668	4,598
Japan	—	—	(1)	2,293	4,194
Other countries (1)	6,976	6,583	17,271	3,145	4,267
Total	53,675	73,526	84,073	96,572	127,763

(1)	Represents countries with respect to which the Company’s outstandings were between 0.75% and 1.5% of total assets. This includes Spain, Austria, Italy and Belgium as of December 31, 2012. Austria, Australia, Ireland, Sweden, Belgium, Japan and the Philippines as of December 31, 2010. Canada as of December 31, 2009, and Austria and Luxembourg as of December 31, 2008. Spain, Australia and Austria as of December 31, 2011.
30

     FINANCIAL GUARANTEES

     Eksportfinans issued financial guarantees in connection with cross-border leasing and export transactions. The beneficiary is normally the foreign lessor or a buyer of capital goods exported from Norway. In the latter case, the financial guarantee consists of various contract bonds to support the exporter. In all such financial guarantees Eksportfinans has full recourse to prime international or Norwegian banks.

     FINANCIAL INVESTMENTS

     Liquidity Portfolio

     Eksportfinans holds significant amounts of liquid securities in our PHA Portfolio and our Liquidity Reserve Portfolio, which together comprise the Liquidity Portfolio. These portfolios are in place to provide liquidity. The securities in the PHA Portfolio are mainly held to maturity and consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, asset-backed securities and some bonds issued by unrated Norwegian savings banks. The Liquidity Reserve Portfolio contains instruments with shorter weighted average maturities than those in the PHA Portfolio and does not contain asset-backed securities. For further information on the Liquidity Portfolio, see Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.

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

     On February 13, 2012, the Financial Supervisory Authority of Norway (the FSA) granted the Company a prolongation of the transitional period for the five lending transactions then expected to exceed the regulatory limit for large exposures at December 31, 2012. The new temporary time limit for each of these five loans is based on scheduled repayments of principal on those loans reducing the outstanding loan balance of each of the five loans such that Eksportfinans’ exposure would be in compliance with the statutory limits. The new time limits are specific to each loan and fall within the period of December 31, 2014 – December 31 2016. At the end of 2012, there are only four remaining of these loans for which the Company has a prolonged transitional period.

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

     COMPETITION

     Before the Government's decision caused Eksportfinans to currently discontinue new lending, Eksportfinans competed indirectly with export credit agencies of other OECD member countries in providing government-supported export credits. Deregulation and globalization of the world’s financial markets had resulted in an increasingly competitive environment for financial institutions, including the Company, both in making commercial loans in particular and for obtaining funding. In making commercial loans, the Company competed with funding offered by Norwegian and, to a lesser extent more recently, foreign financial institutions. The Company also competed with such institutions and other entities for funds in the domestic and international capital markets. We believe that the competitiveness of the Company’s loans reflected our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administered on behalf of the Government.

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

      A. OPERATING RESULTS

                     General

     Throughout 2012, income from the underlying business operations remained strong. Following the Government’s decision on November 18, 2011, Eksportfinans announced that it would discontinue new lending, except where an existing commitment existed prior to this date. As a consequence, disbursements of new loans from Eksportfinans in 2012 amounted to NOK 923 million, compared to a record high NOK 33.7 billion in 2011.

      Results of Operations

     The following table sets forth our results for the years ended December 31, 2012, 2011 and 2010.

	Year ended December 31,
(NOK millions)	2012	2011	2010
Total interest and related income	4,720	5,628	5,817
Total interest and related expenses	3,476	4,079	4,398
NET INTEREST INCOME	1,244	1,550	1,419
Commissions and income related to banking services	0	1	2
Commissions and expenses related to banking services	4	6	7
Net gains/(losses) on financial instruments at fair value	(25,816)	40,373	(603)
Other income	60	16	7
NET OTHER OPERATING INCOME	(25,759)	40,385	(602)
TOTAL OPERATING INCOME	(24,515)	41,935	817
Salaries and other administrative expenses	118	182	157
Depreciation	18	20	23
Other expenses	8	12	14
TOTAL OPERATING EXPENSES	144	214	195
PRE-TAX OPERATING PROFIT/(LOSS)	(24,659)	41,721	623
Taxes	(6,904)	11,682	175
PROFIT/(LOSS) FOR THE YEAR	(17,756)	30,039	448
TOTAL COMPREHENSIVE INCOME	(17,756)	30,039	448

     The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. Interest rates and average total assets affect interest income and interest expense during the year.

     As of December 31, 2012, approximately 60% of the Company’s assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, all assets and liabilities are converted to floating-rate (primarily 3 month), mainly in Norwegian kroner, euro and U.S. dollars. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Average interest earning assets were higher than average interest bearing liabilities as of December 31, 2012, 2011 and 2010. Management believes the difference can be looked upon as equity-funded assets. As the equity of the Company is denominated in NOK, fluctuations in interest rates in NOK may affect the return on equity-funded assets.

     During 2012 the average short-term Norwegian kroner NIBOR interest rate decreased by approximately 0.6 percentage points from 2011. During 2011 the average short-term Norwegian kroner NIBOR interest rate increased by approximately 0.4 percentage points from 2010 and increased by approximately 0.1 percentage points during 2010. The average short-term euro London Inter-Bank Offered Rate (LIBOR) decreased approximately 0.8 percentage points during 2012, it had increased about 0.6 percentage points during 2011 and decreased about 0.4 percentage points during 2010. The average short-term U.S. dollar LIBOR interest rate increased approximately 0.1 percentage points during 2012, it stayed at the same level during 2011 and decreased about 0.3 percentage points during 2010.

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

     During 2012 the Norwegian kroner appreciated 5.3% against the euro and appreciated 7.1% against the U.S. dollar. During 2011 the Norwegian kroner appreciated 0.7% against the euro and depreciated 2.3% against the U.S. dollar. During 2010 the Norwegian kroner appreciated 6.0% against the euro and depreciated 1.4% against the U.S. dollar.

     As of December 31, 2012, the Company’s net foreign currency position amounted to NOK 1 million in U.S. dollars and NOK 3 million in euros. As of December 31, 2011, the Company’s net foreign currency position amounted to NOK 1 million in U.S. dollars and NOK 1 million in euros (NOK 40 million in U.S. dollars and NOK 5 million in euros in 2010). Net loss in foreign exchange in 2012 amounted to NOK 3 million, compared to a loss of NOK 4 million in 2010 and a profit of NOK 9 million in 2010, as a result of changes in foreign exchange rates.

     There was a decrease in both total interest income and total interest expense in 2012 compared to 2011 and a decrease in both items in 2011 compared to 2010. The main reasons for the decrease in both total interest income and total interest expenses during 2012 were the decrease in the average balance of interest bearing assets and liabilities and the decrease in the average short-term euro LIBOR interest rate and the average Norwegian kroner short-term NIBOR interest rate. The main reasons for the decrease in both total interest income and total interest expenses during 2011 were the decrease in the average balance of interest bearing assets and liabilities.

     Total interest and related income in 2012 was NOK 4,720 million, compared to NOK 5,628 million in 2011, a decrease of NOK 908 million, or 16.1%. Total interest and related income in 2011 was NOK 5,628 million, compared to NOK 5,817 million in 2010, a decrease of NOK 188 million, or 3.2%. Changes in total interest and related income are discussed in the following paragraphs.

     Interest and related income on loans decreased by NOK 618 million, or 13.1%, from 2011 to 2012. Interest and related income on loans decreased by NOK 194 million, or 4.0%, from 2010 to 2011.

     Interest and related income on securities and other interest and related income decreased by NOK 290 million, or 31.5%, from 2011 to 2012. Interest and related income on securities and other interest and related income increased by NOK 5 million, or 0.5%, from 2010 to 2011.

     Total interest and related expenses in 2012 was NOK 3,476 million compared to NOK 4,079 million in 2011. Interest and commissions on the Company’s debt decreased by NOK 602 million (14.8%) from 2011 to 2012. Total interest and related expenses in 2011 was NOK 4,079 million compared to NOK 4,398 million in 2010. Interest and commissions on the Company’s debt decreased by NOK 319 million (7.3%) from 2010 to 2011.

     The reasons for such changes are described in the paragraphs above. See also “— Average balance sheet and net interest income” and “— Changes in net interest income — volume and rate analysis.”

     The Company’s net interest income is composed of interest income on equity-funded assets and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2012 was NOK 1,244 million, a 19.7% decrease from net interest income of NOK 1,550 million in 2011. The main reason for the decrease in net interest income in 2012 was the decrease in the average balance of interest bearing assets and liabilities. Net interest income in 2011 was NOK 1,550 million, a 9.2% increase from net interest income of NOK 1,419 million in 2010. The higher net interest income in 2011 was mainly due to higher margins on lending and placements in securities.

     In addition to net interest income, profit/(loss) for the year is affected by commissions earned and paid, gains/(losses) on financial instruments at fair value, other income and total operating expenses. Changes in these factors are discussed in the following paragraphs.

     There were no commissions earned and income related to banking services in 2012, compared to NOK 1 million in 2011 and NOK 2 million in 2010. These commissions consist of income on guarantees to our clients.

     Net gains/(losses) on financial instruments at fair value showed a total loss of NOK 25,816 million in 2012, compared to a gain of NOK 40,373 million in 2011 and a loss of NOK 603 million in 2010.

     During 2012, volatility in the international capital markets continued to cause fluctuations in the fair value measurements of financial instruments. After the implementation of the Portfolio Hedge Agreement with Eksportfinans shareholders on February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In 2012, unrealized losses on Eksportfinans’ own debt amounted to NOK 38,127 million, compared to unrealized gains of NOK 43,054 million in 2012 and to unrealized gains of NOK 2,997 million in 2010 (see note 5 to the accompanying audited consolidated financial statements). Net of derivatives, this amounted to an unrealized loss of NOK 26,028 million in 2012, compared to an unrealized gain of NOK 40,653 million in 2011 and an unrealized loss of NOK 390 million in 2010 (see note 29.4 to the accompanying audited consolidated financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 16.0 billion as of December 31, 2012. The unrealized gains are caused by the spread increase following the ratings downgrades of Eksportfinans. These unrealized gains on own debt will be reversed as unrealized losses in future periods following credit spread tightening and running of time. The capital adequacy will not be affected by this effect in any material way.

          Of the total net losses on financial instruments at fair value of NOK 25,816 million in 2012, NOK 25,812 million is unrealized losses on financial instruments. Of the total net gains on financial instruments at fair value of NOK 40,373 million in 2011, NOK 40,515 million is unrealized gains on financial instruments. Of the total net losses on financial instruments at fair value of NOK 603 million in 2010, NOK 554 million is unrealized losses on financial instruments. See note 5 to our audited consolidated financial statements in Item 18 for a specification of the unrealized loss per class of financial instruments. For most classes of financial instruments presented in note 5, there is an economic hedge in place to hedge against changes in credit risk, foreign currency risk or other market risk. Since we do not apply hedge accounting for any of our financial instruments, an analysis of each individual line item in note 5 will not be meaningful. For example, a change in fair value of one financial derivative will have an offsetting change in fair value on the bond debt line item in note 5. A more meaningful analysis can be made on unrealized gains or losses after the impact of economic hedges. Such numbers are presented in the table in note 29.4 to our audited consolidated financial statements.

     As shown in the table in note 29.4 to the audited consolidated financial statements, the unrealized losses of NOK 25,877 million in 2012 come almost entirely from unrealized gains on bond debt of NOK 26,028 million. The unrealized gains of NOK 40,609 million in 2011 come almost entirely from unrealized gains on bond debt of NOK 40,653 million. The unrealized losses of NOK 554 million in 2010 come mostly from unrealized losses on bond debt of NOK 390 million. The fair value of bond debt is established using a discounted cash flow model as presented under the heading “Other bond debt” in note 4.1 to our audited consolidated financial statements. The most significant assumption impacting the fair value of bond debt is the credit spread assumption. During 2012, the credit spreads on the Company’s bond debt decreased from an interval of 532 to 650 basis points for different maturities as of December 31, 2011 to an interval of 171 to 350 basis points for different maturities as of December 31, 2012. As of December 31, 2010, the credit spreads on the Company’s bond debt were in an interval ranging from negative 9 to 68 basis points for different maturities. The significant decrease in credit spread in 2012 compared to the significant increase in 2011 has caused a significant increase in the fair value of the Company’s bond debt in 2012, which is reflected in the level of unrealized losses on bond debt in 2012.

     The Company recorded unrealized gains on loans of NOK 209 million in the year ended December 31, 2012, compared to losses on loans of NOK 52 million in the year ended December 31, 2011 and losses of NOK 89 million in the year ended December 31, 2010. The fair values of loans are determined using a discounted cash flow model, incorporating appropriate yield curves and credit spreads obtained from the market. The most important reason for the unrealized gains recorded in 2012 is a decrease in credit spreads of our borrowers.

     For the year ended December 31, 2012, the Company recorded unrealized losses of NOK 71 million on securities, compared to unrealized gains of NOK 19 million in the year ended December 31, 2011 and unrealized losses of NOK 62 million in the year ended December 31, 2010. The fair value of the securities portfolio is established using a valuation model or quoted market prices. The most significant inputs to the valuation model are indices based on credit spreads and liquidity.

     Other income amounted to NOK 60 million in 2012, compared to NOK 16 million in 2011 and NOK 7 million in 2010.

     Total operating expenses were NOK 144 million in 2012, compared with NOK 214 million in 2011 and NOK 195 million in 2010, with the decrease in 2012 mainly due to the lower number of staff in Eksportfinans since Eksportkreditt Norge AS became operational on July 2, 2012.

     Pre-tax operating results showed a loss of NOK 24,659 million in 2012, compared to a profit of NOK 41,721 million in 2011 and a profit of NOK 623 million in 2010.

     The Company’s total taxes for 2012 were an income of NOK 6,904 million (which includes NOK 317 million in taxes payable and a decrease in deferred taxes of NOK 7,221 million), compared to an expense of NOK 11,682 million in 2011 and an income of NOK 175 million in 2010. The statutory tax rate applied to pre-tax profit/(loss) was 28 percent for all three years.

     As a result of the previously discussed line items, total comprehensive income for the year 2012 showed a loss of NOK 17,756 million, compared to a profit of NOK 30,039 million in 2011 and a profit of NOK 448 million in 2010

     Profit excluding unrealized gains and losses on financial instruments (see the table below), which is a non-GAAP/IFRS financial measure, amounted to NOK 829 million in 2012, NOK 945 million in 2011 and NOK 859 million in 2010. The decrease from 2011 to 2012 was mainly due to lower net interest income, caused by a decrease in the average balance of interest bearing assets and liabilities. Part of the decrease was offset by higher other income, due to the agreement with the Ministry of Trade and Industry, in which Eksportfinans had a mandate to arrange loans on behalf of the Ministry until July 1, 2012, which allowed Eksportfinans to be reimbursed for its costs by the Ministry and lower total operating expenses due to the lower number of staff in Eksportfinans since Eksportkreditt Norge AS became operational on July 2, 2012. The increase from 2010 to 2011 was mainly due to higher net interest income, caused by higher margins on both lending and liquidity placements and the absence in 2011 of the preference share dividend expense accounted for in 2010. The main reason for the lower net interest income in 2010 was the accrual for Preference Share Dividends to the Government of NOK 126 million as part of the borrowing agreement from 2008. The Company’s management considers profit excluding unrealized gains and losses on financial instruments to be an important measure because it provides better insight into the Company’s underlying business operations without the volatility caused by fair value fluctuations.

Reconciliation of total comprehensive income to the non-GAAP/IFRS profit for the period excluding unrealized gains/(losses)

	Year ended December 31,
(NOK millions)	2012	2011	2010
Total comprehensive income	(17,756)	30,039	448
Losses/(profit) for the year from discontinued operations, net of taxes	0	0	0
Net unrealized losses/(gains) on financial instruments at fair value (1)	25,812	(40,515)	554
Realized losses hedged by the Portfolio Hedge Agreement	(26)	94	0
Unrealized gains/(losses) related to Icelandic bank exposure	26	14	17
Tax-effect (2)	(7,227)	11,314	(160)
Profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	829	945	859
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial
instruments at fair value	13.0%	17.2%	17.7%

(1)	For further details, see note 5 to our audited consolidated financial statements in Item 18.

(2)	28% of the unrealized items above.

     On February 27, 2013, the Board proposed not to pay any dividend related to the fiscal year 2012, compared to no dividend in 2011 and a dividend of NOK 500 million in 2010.

     Disbursements of new export-related loans from Eksportfinans amounted to NOK 923 million in 2012, compared to NOK 33.7 billion in both 2011 and 2010. Eksportfinans’ total outstanding export-related loans decreased to NOK 78.7 billion at December 31, 2012 from NOK 111.3 billion at December 31, 2011 and NOK 99.8 billion in 2010. The decrease in outstanding export lending is due to the Company’s decision to cease lending activity, except where commitments already existed, after the Government announced the establishment of a new export financing entity on November 18, 2011.  On June 24, 2009, Kommunekreditt Norge AS was sold to KLP. At the same time, NOK 11 billion of loans from Kommunekreditt to Norwegian municipalities were sold to Eksportfinans ASA at market value. Eksportfinans ASA expects to hold this portfolio of municipal loans to maturity. As part of the sale, Eksportfinans also provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion, secured by Kommunekreditt’s loans that were outstanding as of Closing. This loan was contractually set to be repaid in eight equal, quarterly amounts, with the last installment paid in September of 2011 as per the contract. Eksportfinans’ total involvement in local government lending totaled NOK 8.8 billion at year-end 2012, compared to NOK 10.5 billion in 2011 and 23.5 billion at December 31, 2010.

     Average balance sheet and net interest income

	2012			2011			2010
(unaudited)	Average balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %
Cash, bank deposit, repo with credit
institution	10,598	73	0.69%	9,713	70	0.72%	11,794	67	0.56%
Municipal and county loans	9,717	289	2.97%	16,187	487	3.01%	33,287	872	2.62%
Export-related loans	96,103	3,767	3.92%	106,926	4,163	3.89%	92,234	3,968	4.30%
Debt securities	46,805	566	1.21%	63,738	864	1.36%	78,285	869	1.11%
Cash collateral	4,922	8	0.17%	4,824	18	0.36%	4,648	10	0.22%
Other related income		17			26			31
Total interest earnings assets	168,145	4,720	2.81%	201,388	5,628	2.78%	220,248	5,817	2.63%
Commercial paper	691	3	0.41%	10,022	23	0.23%	17,068	49	0.29%
Bond debt net of reacquired debt	149,677	3,339	2.23%	175,444	3,985	2.27%	189,652	4,145	2.19%
Subordinated debt and capital
contribution securities	1,327	15	1.19%	1,427	13	0.95%	1,822	17	0.93%
Cash collateral	9,635	15	0.16%	8,228	18	0.22%	5,930	13	0.22%
Other debt	326	29	3.94%	329	13	4.08%	324	17	5.27%
Other related expenses		75			26			157
Total interest bearing liabilities	161,656	3,476	2.09%	195,450	4,078	2.07%	214,796	4,398	2.04%
Net interest earnings (*)		1,244			1,550			1,419
Net yield on interest-earning assets (**)			0.66%			0.71%			0.59%

(*)	Difference between total interest earned and total interest expense.

(**)	Net interest earnings divided by total interest-earning assets.

     Apart from the Icelandic bank exposure, there are no non-accruing loans. For further details, see note 29.4 to our audited consolidated financial statements in Item 18.

     The average balances shown in the table are daily averages.

     Changes in net interest income — volume and rate analysis

     The following table breaks down changes in net interest income between changes in volume and changes in interest rates for the periods 2012, 2011 and 2010. Volume and rate variances have been calculated based on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

(NOK millions)	2012/2011 Change due to increase/(decrease) in:			2011/2010 Change due to increase/(decrease) in:
	Total change	Volume	Rate	Total change	Volume	Rate
Interest receivable
Cash, bank deposits and reverse repos
with credit institutions	3	6	(3)	3	(12)	15
Municipal and county loans	(199)	(195)	(4)	(385)	(448)	63
Export-related loans	(396)	(420)	24	195	632	(437)
Debt securities	(299)	(230)	(69)	(4)	(161)	157
Cash collateral	(10)	—	(10)	7	—	7
Other related income	(9)	(9)	—	(5)	(5)	—
Total interest receivable (1)	(878)	(928)	50	(188)	(490)	302
Interest payable
Commercial paper	(20)	(21)	(1)	(26)	(21)	(5)
Bond debt net of reacquired debt	(646)	(585)	(61)	(160)	(310)	150
Subordinated debt and capital
contribution securities	2	(1)	3	(3)	(3)	—
Cash Collateral	(3)	3	(6)	5	5	—
Other debt	16	—	16	(4)	—	(4)
Other related expenses	49	49	—	(132)	(132)	—
Total interest payable (1)	(572)	(696)	124	(319)	(393)	74
Movement in net interest income
(Decrease)/increase in interest receivable	(878)	(928)	50	(188)	(490)	302
Decrease/(increase) in interest payable	572	696	(124)	319	393	(74)
Total change in net interest income	(306)	(232)	(74)	131	(97)	228

(1)	The volume and rate variances on total interest receivable and total interest payable are calculated on the total amounts, which does not add up to the total of each group of balance sheet item. This is due to the different rate of growth in volume on individual balance sheet item and the total volume.

     The Company had loan commitments at December 31.2012 totaling approximately NOK 293 million, NOK 2.2 billion at December 31, 2011 and NOK 21 billion at December 31, 2010. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Loan Commitments”.

     Total loan disbursements were NOK 923 million during 2012, compared with 33,685 million in 2011 and NOK 33, 654 million in 2010. In 2009, Eksportfinans sold Kommunekreditt, lending it NOK 34.4 billion, an amount equivalent to Eksportfinans’ outstanding funding of the activities of Kommunekreditt at Closing. Loan disbursements for municipal and county transactions were NOK 8,047 million in 2008. No additional loan disbursements have been made for municipal and county transactions since the sale of Kommunekreditt. Loan disbursements for export transactions in 2012, 2011 and 2010 also included loans acquired from shareholders amounting to NOK 141 million, NOK 3,644 million and NOK 2,867 million, respectively. These loans were principally U.S. dollar and Norwegian kroner-denominated loans to the shipping and offshore oil and gas sectors. Loan disbursements for loans acquired from shareholders fluctuate from year to year depending on the volume of eligible loans and the banks funding requirements.

     Export-related loans accounted for NOK 78.7 billion, or 90.0% of total loans outstanding at December 31, 2012, as compared with NOK 111.3 billion, or 91.3% of total loans outstanding in 2011, and NOK 99.8 billion, or 81.0% of total loans outstanding in 2010.

     Export transactions

     Prior to November 18, 2011, the demand for loans from Eksportfinans was primarily driven by general macro-economic factors and the competitiveness of the loans offered. Key macro-economic factors included the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflected our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administered on behalf of the Government. In 2012, 15% of the total export-related loans disbursed were government-supported loans (19% in 2011 and 8% in 2010) and 85% were on commercial terms (81% in 2011 and 44% in 2010).     In 2012 new disbursements which represented commitments made prior to November 18, 2011 amounted to NOK 923 million, of which ship financing represented 85% and other capital goods represented 15%. In 2011, of the total loan disbursements of export transactions, ship financing represented 29% of the disbursements (47% in 2010 and 46% in 2009), capital goods represented 41% in 2011, 27% in 2010 and 54% 2009. No new loans were given to international and export-related activities during 2009. In 2010 the Company re-entered the market for loans to international and export-related activities. Loan to international and export-related activities represented 31% of new disbursements in 2011 compared to 26% in 2010. For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loan — Composition of Loans”.

     As at December 31, 2012, loans for ship financing represented 45% of total export transaction loans outstanding. Loans for capital goods as of December 31,2012 comprised 29% of total export transaction loans outstanding. Loans for additional export-related activities represented 26% of total export loans outstanding in 2012. As of December 31, 2011, loans for ship financing represented 40% of total export transaction loans outstanding (45% as of December 31, 2010). Loans for capital goods as of December 31, 2011 comprised 30.5% of total export transaction loans outstanding (32% as of December 31, 2010). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 29% of total outstanding export transaction loans in 2011, (22% as of December 31, 2010). For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loans — Composition of Loans”.

     Municipal and County Transactions

     Since the sale of Kommunekreditt in 2009, no loan disbursements have been made for municipal and county lending. For further details of the sale of Kommunekreditt, see Item 4.B. “Business Overview — Loans — Municipal Lending — Sale of Kommunekreditt”. At December 31, 2012, the Retained Municipal Portfolio amounted to NOK 8.8 billion.

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

     The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Our accounting policies and critical estimates and judgments are described in notes 2 and 3 to our audited consolidated financial statements in Item 18. Set forth below is a discussion of our critical accounting policies.

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

     For export lending, credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Guarantee Institute. As discussed under Item 3.D. “Key Information — Risk Factors”, Eksportfinans relies on credit ratings. As ratings are longer term through the cycle assessments they by definition cannot assess day to day credit risk in an adequate manner. Consequently, the Company relies on other market signals in day to day business. The Company believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread, including monitoring of credit ratings of guarantors and analysis of the development of initial margins over time. The spreads applied to fair value measurement of export loans are unobservable in the market. The method that the Company has deemed the most correct one in absence of suitable market spreads has produced variation in credit spreads of 1 basis points on average for the guaranteed portfolio over the history for which the Company has data for. As per year-end 2012 the guaranteed portfolio constitutes 68 percent of the loan portfolio.

     Plain borrowings are priced based on credit spreads obtained in the market. Our structured borrowings were until the Government's decision in November 2011 priced based on our prices from new issues. Following the substantial ratings downgrades, which effectively stopped new issuances by the Company, the Company has used quotes from Eksportfinans traded debt for corresponding maturities and currencies both for structured and plain funding. The credit spreads for the combined borrowing portfolio have varied 165 basis points during a month 95% of the time over the past five years. Such credit spread volatility in the funding portfolio as of year-end 2012 going forward would result in a month on month gain/loss of more than NOK 8,000 million (NOK 1,900 million as of December 31, 2011) with 95% probability. The increase mainly comes from increased credit spread volatility since the multi-notch downgrade of Eksportfinans in November 2011, not the spread sensitivity of the funding portfolios. A one basis point increase in credit spreads will give an estimated gain of NOK 49 million as of December 31, 2012 (NOK 76 million as of December 31, 2011). We do not expect volatility to return to the levels that existed prior to the Government's decision any time soon.

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

     B. LIQUIDITY AND CAPITAL RESOURCES

We have shown a strong financial performance in the financial year of 2012 and demonstrate a solid core capital adequacy ratio of 25.0% as of December 31, 2012. The Board has decided not to propose a dividend for 2012.

We believe we are well positioned to preserve value and continue operations for the years to come. In addition to comfortable liquidity reserves and good solidity, we have a good anticipated balance between assets and liabilities.

     General

      Until the Government decision in November 2011, the Company primarily financed its operations through equity capital and through borrowings in the international money and capital markets. Since November 18, 2011, the Company has not accessed the international capital markets for new funding.  New funding in 2011 amounted to NOK 51.6 billion through 380 individual trades compared to NOK 72.2 billion through 721 individual trades in 2010 and NOK 69.3 billion and 1,023 trades in 2009.

     After the Government's decision triggered the substantial downgrades in the Company's credit ratings, the Company has not accessed the capital markets for funding and the prime focus for the liquidity reserve portfolio is to preserve sufficient liquidity. Our asset and liability balance is frequently assessed and stressed against adverse market scenarios in combination with our current funding cessation. We believe that the asset-liability gap is currently good and is expected to stay positive despite a continued absence of new funding.

     Commercial paper borrowings

     In 2012 Eksportfinans did not make any new commercial paper borrowings. Commercial paper borrowings in 2011 and 2010 were primarily made through the Company´s US and euro commercial paper programs. Commercial paper borrowings (related to short-term commercial paper programs) outstanding as of December 31, 2012, 2011 and 2010 were NOK 0 billion, NOK 5.8 billion and NOK 3.3 billion, respectively.

     Bond borrowings

          Senior funding

     The company has not accessed the funding markets since November 18, 2011 but keeps its funding programs open. In 2011, the Company raised the equivalent of NOK 51.6 billion in bonds (including structured and non-structured notes) in various currencies, compared to NOK 72.2 billion in 2010 and NOK 69.3 billion in 2009. The Company made these bond borrowings through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depended, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions as well as the Company’s limits on diversification and mix of plain vanilla versus structured funding. The Company’s total bond debt at December 31, 2012, 2011 and 2010 was NOK 112,543 million, NOK 135,727 million and NOK 183,095 million, respectively.

     Eksportfinans’ EMTN program facilitated borrowings in a variety of currencies and with different repayment structures, with any maturity as may be agreed between the Company and the relevant purchaser, and as indicated in the applicable final terms. At December 31, 2012 USD 14,163 million was outstanding under this program compared to USD 18,645 million at December 31, 2011 and USD 20,829 million at December 31, 2010.

     A U.S. medium-term note program was established in June 2004, under which USD 9,222 million was outstanding as of December 31, 2012, compared to USD 12,883 million at December 31, 2011 and USD 11,053 million at December 31, 2010.

     The Company is registered as a borrower in the domestic Japanese market through a securities registration statement providing for a primary and secondary shelf. As of December 31, 2012, JPY 435,808 million in uridashi offerings was outstanding. At year end 2012, Eksportfinans had two outstanding Samurai bond transactions (JPY 30 billion each) which are bonds issued by a foreign issuer to domestic Japanese investors. This type of bond issue is governed by Japanese law and issued off Eksportfinans’ primary Japanese shelf.

     The following table shows the composition of the Company’s senior bond debt and Commercial Paper debt measured at fair value as at December 31, 2012, 2011 and 2010:

Composition of Bond Debt & Commercial Paper Debt (NOK millions)
Structure Type	December 31, 2012	December 31, 2011	December 31, 2010
Non-Structured	72,160	89,111	98,856
Foreign Exchange Linked	14,622	10,046	26,160
Equity Linked	19,665	28,409	43,606
Commodity Linked	40	2,538	2,342
Other	6,056	11,385	15,437

     The following information provides further information as to the average amounts outstanding and related interest rates applicable to senior bond debt and commercial paper debt:

Bond Debt & Commercial Paper Debt (NOK millions except percentages)
Period	Average amount outstanding	Maximum amount outstanding	Actual amount outstanding at December 31.	Average interest rate
2012	123,497	142,373	112,543	2.27%
2011	180,067	194,078	141,489	2.10%
2010	205,568	216,261	186,402	2.47%

      Subordinated Loan Capital / Core Capital

     In December 1995, the Company issued JPY 15 billion of 20-year subordinated debt through a private placement in Japan. This debt is categorized as supplementary capital (lower tier II) according to Norwegian capital adequacy regulations.

     In February 2003, Eksportfinans issued GBP 50 million Non-cumulative Undated Step-Up Capital Contribution Securities (the Capital Contribution Securities). The securities were redeemed at the earliest possible redemption date on February 19, 2013.

     Repo Facility Agreements

     Eksportfinans currently has two Credit Line (Repo) Agreements. One is a committed facility with a syndicate of major owner banks consisting of Danske Bank A/S, DNB Bank ASA and Nordea Bank Norge ASA with a maximum facility amount of USD 2 billion backing the ordinary course of business. This agreement is annually renewable by mutual agreement. No amounts have been drawn under this agreement. The other agreement is a non-committed repo agreement with DNB Bank ASA with no fixed amount but under which EUR 600 million has been drawn. This agreement has no termination date, but the drawn amount will be repaid on February 26, 2015 at the latest. For further details, see Item 7.B. “Related Party Transactions — Repo Facility Agreements”. Eksportfinans has no access to the Repo Facility Agreement made available by the Central Bank in Norway to Norwegian banks.

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

     Liquidity Reserve Portfolio. The Liquidity Reserve Portfolio was established in the first half of 2008 after the entry into the Portfolio Hedge Agreement and had a market value of approximately NOK 30 billion as of December 31, 2012 (NOK 29 billion as of December 31, 2011). The portfolio consists of senior and covered bonds with short maturities and has an average rating of AA. The primary purpose of the Liquidity Reserve Portfolio is to provide a liquidity buffer in scenarios where funding cannot be secured according to plan. It can also be used as a buffer for fluctuations in the cash flow profile, due to either unexpected prepayment on the asset side or liabilities maturing early due to structured funding calls/triggers being activated. The Company invests in money market instruments, such as commercial paper, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds and covered bonds. . The issuers of securities or deposit-taking institutions accepted by Eksportfinans for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”.

     PHA Portfolio. The underlying securities of the PHA Portfolio had a market value of approximately NOK 12 billion as of December 31, 2012 (approximately NOK 23 billion as of December 31, 2011) and consists of approximately 43% senior bonds from banks, agencies and treasuries with an average rating of BBB+. The remaining 57% of the portfolio consists of asset backed securities (ABS) with an average rating of A. ABS’s are securities that are based on pools of assets such as mortgage loans or student loans, or collateralized cash flows from a specified pool of underlying assets. The issuer is usually a special purpose vehicle that has purchased the underlying assets from an originator of the assets. In most cases, the ABS transactions are divided into tranches of varying seniority. The Company may engage in repurchase and reverse repurchase transactions as well as buy and sell/sell and buy back transactions (“Repo Transactions”) in respect of securities in the portfolio. Eksportfinans may sell securities but is obliged to pay a pro rata amount to each guarantor that equals face value of each sold security. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.

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

		As of December 31,
(NOK millions)		2012	2011	2010
Liquidity Reserve Portfolio	Trading portfolio
	Money market instruments	1,928	—	585
	Senior bank notes and bonds	11,125	11,109	16,973
	Treasury Bills	3,838	7,079	8,633
	Asset Backed securities	—	—	—
	Covered Bonds	13,315	10,299	3,269
	Other securities	—	48	2,496
	Total trading portfolio	30,205	28,535	31,956
	Other securities at fair value through profit and loss
	Money market instruments	—	—	—
	Senior bank notes and bonds	—	—	—
	Treasury Bills	—	—	—
	Asset Backed securities	—	—	—
	Covered Bonds	—	—	—
	Other securities	—	—	—
	Total other securities at fair value through profit and loss	—	—	—
	Total Liquidity Reserve Portfolio	30,205	28,535	31,956
PHA Portfolio	Trading portfolio
	Money market instruments	—	—	—
	Senior bank notes and bonds	293	465	452
	Treasury Bills	—	—	—
	Asset Backed securities	6,540	10,954	16,582
	Covered Bonds	—	—	—
	Other securities	—	—	—
	Total trading portfolio	6,833	11,418	17,033
	Other securities at fair value through profit and loss	—	—	—
	Money market instruments	—	—	—
	Senior bank notes and bonds	4,621	11,751	18,677
	Treasury Bills	126	204	254
	Asset Backed securities	—	—	—
	Covered Bonds	—	—	—
	Other securities	—	—	—
	Total other securities at fair value through profit and loss	4,748	11,955	18,931
	Total PHA Portfolio	11,580	23,374	35,964
	Total Liquidity Portfolio	41,785	51,908	67,921

     The securities in the Liquidity Portfolio are measured at fair value. Fair value is established as described in note 4 to our audited consolidated financial statements in Item 18. Credit spread sensitivity is described in note 28.7 to our audited consolidated financial statements in Item 18.

     The following table sets forth with respect to the Liquidity Portfolio the maturities of the note debt (including subordinated debt and Capital Contribution Securities, and after deducting the carrying amount of debt securities repurchased by Eksportfinans), loans and long-term investments as of December 31, 2012, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2011, plus the difference between the amounts of maturing loans/investments and the amounts of maturing bond debt) based on bond debt/long-term investments and loans outstanding at such date. The amounts are based on estimated maturities.

Year	Long-Term Debt Maturing (4)	Loan Receivables Maturing (5)	Long-Term Investments Maturing (PHA Portfolio) (6)	Cumulative Liquidity(7)
		(NOK millions)
Short-term liquidity at December 31, 2012 (1)				39,764
2013 (2)	37,548	21,926	3,134	27,276
2014	23,267	15,857	2,241	22,107
2015 (3)	19,532	15,150	441	18,166
2016	18,525	14,798	776	15,215
2017	8,773	5,316	1,353	13,111
2018	1,260	3,875	489	16,215
2019	2,119	4,094	635	18,825
2020	498	2,597	187	21,111
2021	2,570	1,190	309	20,040
2022	748	729	173	20,194
Thereafter	15,218	2,318	3,148	10,442
Total	130,058	87,850	12,886

(1)	Short-term liquidity is comprised of the sum of our Liquidity Reserve Portfolio (at fair value), deposits and principal outstanding of commercial paper funding.

(2)	Includes the principal outstanding of GBP 50 million Capital Contribution Securities, which are redeemable from February 19, 2013.

(3)	Includes the principal outstanding of JPY 15 billion subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations.

(4)	Principal outstanding net of our repurchases of own debt securities. The column includes single- and multi-callable issues. Includes notional cash flows of derivatives economically hedging structured bond debt.

(5)	Represents principal outstanding of Loan Receivables.

(6)	Represents principal outstanding of investments in the PHA Portfolio

(7)	Represents estimated cumulative liquidity at year-end except for the first row which states actual liquidity at December 31, 2012.

          Capital Adequacy

     Capital adequacy is calculated in accordance with regulations promulgated by the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview — Supervision and Regulation”. Under these regulations, the capital adequacy requirement is 8%. As of December 31, 2012, Eksportfinans’ capital adequacy ratio was 28.0%, compared with 19.4% on December 31, 2011 and 17.6% on December 31, 2010. The core capital adequacy ratio was 25.0% at December 31, 2012, compared to 16.1% at December 31, 2011 and 12.7% at December 31, 2010.     Dividends are determined with the aim of ensuring an adequate level of capital for Eksportfinans as well as a satisfactory return for its shareholders. On April 7, 2011, the General Assembly and the Council of Representatives declared a dividend of NOK 500 million related to the fiscal year 2010. On April 19, 2012, the General Assembly and the Council of Representatives declared no dividend related to the fiscal year 2011. As proposed by the Board of Directors, the General Assembly decided on April 11, 2013 not to pay dividends related to the fiscal year 2012.

     During the past year, Eksportfinans has complied with all its externally imposed capital requirements.

     The tables below give details of the Company’s risk capital, risk-weighted balance sheet and off-balance sheet items at December 31, 2012, 2011 and 2010:

Risk capital

	Year ended December 31,
(NOK millions and as percentage of risk-weighted assets and off-balance sheet	2012		2011		2010
Share capital	2,771		2,771		2,771
Share premium reserve	177		177		177
Reserve for unrealized gains	10,713		71		71
Other equity	3,277		31,675		2,137
Total equity	16,938		34,694		5,156
Declared dividends	—		—		500
Capital contribution securities	—		464		453
Deductions	11,633		30,379		1,038
Additions	8		7		6
Total core capital:	5,314	25.0%	4,786	16.1%	4,077	12.7%
Subordinated debt	581		928		1,519
Capital contribution securities not included in core capital	—		—		—
Deductions	—		—		—
Additions	46		46		46
Additional capital:	628	3.0%	975	4.9%	1,565	4.9%
Total risk capital	5,942	28.0%	5,761	19.4%	5,642	17.6%

Risk-weighted balance sheet and off-balance sheet items

	Year ended December 31,
(NOK millions)	2012		2011		2010
	Book value	Weighted value	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	26,410	5,282	40,340	8,068	43,014	8,603
Loans due from customers	71,879	7,798	96,541	10,054	85,095	9,008
Securities	41,785	3,714	51,908	6,286	67,921	8,885
of which held for trading	37,038	2,807	39,953	4,013	49,244	5,228
Financial derivatives	10,884	1,664	19,446	2,354	15,403	2,344
Other assets	6,448	169	5,693	171	4,116	210
Total assets on balance sheet	157,406	18,626	213,929	26,933	215,549	29,049
Off-balance sheet items		152		304		358
Operational risk		2,465		2,424		2,577
Foreign currency exchange risk		—		—		—
Total risk-weighted assets		21,243		29,661		31,984

     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Not applicable.

     D. TREND INFORMATION

     Lending

     From 2006 through 2008, there was an increase in the total number and volume of loan applications received by the Company. This increase has been due, among other causes, to the high price of oil, which led to an increase in the demand for offshore supply vessels and equipment for the oil and gas sector, favorable terms for the government supported financing scheme and the current need for liquidity in the loan market. Loan applications dropped during 2009 but the volume for 2010 and 2011 is in line with the volume of loan applications for 2008. Since the Government announcement on November 18, 2011, new export lending will be made by the new state entity except for legally binding loan commitments.

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

     F. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     The table below gives details of the contractual long-term obligations and commercial commitments of the Company as of December 31, 2012.

(NOK millions)		Payments due by period
Contractual obligations	Total	Up to and including 1 year	From 1 year up to and including 3 years	From 3 years up to and including 5 years	After 5 years
Bond debt	142,495	82,332	29,256	23,884	7,023

Other liabilities	12,934	12,556	16	23	340
Total	155,429	94,888	29,272	23,907	7,363

(NOK millions)	Amount of commitment expiration per period
Other commercial commitments	Total	Up to and including 1 year	From 1 year up to and including 3 years	From 3 years up to and including 5 years	After 5 years
Commercial loan commitments (1)	293	288	5	—	—
Financial guarantees	1314	1314	—	—	—
Total	359	359	—	—	—

(1)	Based on signed loan agreements.

     Information on the nature of the Company’s operating lease commitments is provided in note 6 to our audited consolidated financial statements in Item 18.

     Our commercial commitments are explained in note 31.3 to our audited consolidated financial statements in Item 18.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT

     The directors and the principal executive officers of Eksportfinans as of December 31, 2012 were:

Name	Title
Geir Bergvoll	Chairman of the Board and Director
Sigurd Carlsen	Vice Chairman of the Board and Director
Live Haukvik Aker	Director
Tone Lunde Bakker	Director
Christian Berg	Director
Marianne Heien Blystad	Director
Bodil P. Hollingsæter	Director
Tor Østbø	Director elected by the employees
Mikael Mogensen	Alternate Director elected by the employees
Gisele Marchand	President and Chief Executive Officer
Jens Olav Feiring	Executive Vice President & General Counsel
Christian Grøm	Executive Vice President, Risk Management
Martine Mills Hagen	Executive Vice President, Funding and Lending
Elise Lindbæk	Executive Vice President, Staff
Geir Ove Olsen	Executive Vice President, Financial Control and Internal Bank

Oliver Siem(1)	Executive Vice President, Capital Markets

(1)	Mr. Oliver Siem resigned from his position effective January 1, 2013.

     Mr. Geir Bergvoll (born 1952) joined the board in 2008. Mr. Bergvoll is chair person of the board and the remuneration committee. He is head of mergers and acquisitions in DNB Bank in Oslo and was division manager of capital markets in DnB NOR Bank between 2005 and 2007. Prior to this, he has held several managerial positions within the bank. He started in DNB (then Sparebanken NOR) in 1990, following a period as bank manager of ABC-Bank. Mr. Bergvoll holds a degree in economics from the University of Oslo.

     Mr. Sigurd Carlsen (born 1959) joined the board in 2012. Mr. Carlsen is the deputy chairperson of the board and a member of the audit committee. He is director of planning and development in Nordea's group risk management unit and has held various leading positions within Nordea since he was first employed by the bank in 1986. Mr. Carlsen has a business degree from the Norwegian School of Management (Handelshøyskolen BI), and holds a Master of International Management from Thunderbird School of Global Management (then the American Graduate School of International Management) in Arizona, USA.

     Ms. Live Haukvik Aker (born 1963) joined the board in 2004. Ms. Aker is a board member and head of the audit committee. She is CFO of Komplett ASA. Until February 2012, she was partner in Considium Consulting Group AS. She has previous experience as CEO and CFO from different industry and service companies. Ms. Aker holds a masters degree in finance from the University of Fribourg, Switzerland, and a master of management degree from the Norwegian School of Management (BI) in Oslo.

     Ms. Tone Lunde Bakker (born 1962) joined the board in 2009. Ms. Bakker is a board member and member of the audit committee. She is country manager for Danske Bank in Norway, and has management experience from Danske Bank, SEB and Nordea. Ms. Bakker holds a business degree from Arizona State University, USA, and is an authorized financial analyst from the Norwegian School of Economics and Business Administration (NHH).

     Mr. Christian Berg (born 1969) joined the board in 2011. Mr. Berg is a board member and senior partner of HitecVision AS. Until January 2012, he was president and CEO of Hafslund ASA. Prior to this, he was CFO of the company from 2001, after serving as manager of group financial investments. He has previous experience from PwC and the investment company Brothers AS. Mr. Berg holds an MBA from the Norwegian School of Economics and Business Administration (NHH).

     Ms. Marianne Heien Blystad (born 1958) joined the board in 2007. Ms. Blystad is a board member and member of the remuneration committee. She is an attorney-at-law with the law firm Ro Sommersnes. Prior to this she was associated with the law firms Nordia SA and Bull & Co. Previous experience includes positions in Blystad Shipping and Trading, Eksportfinans and Citibank. Ms. Blystad holds a business degree from the Norwegian School of Management (BI) and a law degree from the University of Oslo.

     Ms. Bodil Palma Hollingsæter (born 1958) joined the board in 2004. Ms Hollingsæter is a board member and member of the audit committee. She is Director of Innovation Norway Møre og Romsdal. Until February 2012, she was executive vice president and regional director of Sparebanken Møre. She has prior managerial experience from Romsdals Fellesbank and Møre og Romsdal County Council. Ms. Hollingsæter holds a business degree from the Norwegian School of Economics and Business Administration (NHH).

      Mr. Tor Østbø (born 1947) joined the board in 2005. Mr. Østbø is a board member, elected by and amongst the employees of Eksportfinans, and is also an observer in the remuneration committee. He is senior legal counsel in Eksportfinans. Before joining the company in 1982, he worked at the Ministry of Foreign Affairs, the Alstahaug District Court, Sparebanken Oslo Akershus and Bø Sparebank. Mr. Østbø holds a law degree from the University of Oslo.

     Mr. Carl Erik Steen became deputy chairperson of the board in 2008 and resigned in April 2012.

     Mr. Mikael Mogensen was elected by the employees to become an alternate member of the Board of Directors in 2009 and his term expires in 2013. He joined Eksportfinans in June 2007 as Senior Vice President and is Head of Investments and Liquidity Management.

     Ms. Gisele Marchand (born 1958) joined Eksportfinans in 2008. Ms. Marchand is president and CEO. Before joining Eksportfinans, she has been CEO of the Government Pension Fund, managing director of the Bates Group, and has held several management positions within Den norske Bank in the period from 1988 to 2000. Ms. Marchand holds a business degree from School of Management in Copenhagen, Denmark, with additional education from France.

     Mr. Jens O. Feiring (born 1946) joined Eksportfinans in 1974. Mr. Feiring is executive vice president and general counsel. He has a law degree from the University of Oslo and joined Eksportfinans as legal advisor. He has previously held the position as EVP and Director of the Legal Department in the company from 1981 to September 2011 and returned to the position in February 2012.

     Mr. Christian Grøm (born 1958) joined Eksportfinans in 2009..Mr. Grøm is executive vice president and director of risk management. He joined Eksportfinans from DnB NOR, where he had worked since 1990. He has additional work experience from the management consulting company IKO Strategi and from Elkem. Mr. Grøm holds a business degree from the Norwegian School of Economics and Business Administration (NHH) in Bergen.

     Ms. Martine Mills Hagen (born 1968) joined Eksportfinans in 2005. Ms. Hagen is executive vice president and director of funding & lending. She was Head of Funding from 2007 to July 2012. She has been with Kommunalbanken, Bankers Trust International (London) and Tokai Bank Europe (London). Martine has an MA in Economics & Politics from the University of Glasgow and an Executive MBA from ESCP Europe in Paris and the Norwegian School of Management (BI) in Oslo.

     Ms. Elise Lindbæk (born 1964) joined Eksportfinans in 1991. Ms. Lindbæk is executive vice president and director of staff. She was head of communications from 2003 to 2008, and has held different positions within Eksportfinans. She has previous work experience from Nordea. Ms. Lindbæk has a business degree from the Norwegian School of Economics and Business Administration (NHH) in Bergen with supplementary education within communication and management.

     Mr. Geir Ove Olsen (born 1966) joined Eksportfinans in 2008. Mr. Olsen is executive vice president and CFO. He joined Eksportfinans from the position of CFO of Toyota Kreditbank Gmbh, Norway, a position he had held since 1997. He has previous work experience from Dyno Industrier, Skattekontoret for storbedrifter and Puget Sound Bank in Seattle, USA. Mr. Olsen holds an MBA from Pacific Lutheran University in Tacoma, USA.

     Mr. Oliver Siem(born 1968) joined Eksportfinans in 1998. Mr. Siem was executive vice president and director of capital markets, strategy & projects until January 1, 2013. He was head of funding from 2005 to 2007. He has previous work experience from the

Norwegian Trade Council, the Ministry of Foreign Affairs and Norges Kommunalbank. Mr. Siem holds a degree in economics from the University of Oslo and a masters degree from the University of Kent, England.

     Eksportfinans believes there are no family relationships between any of the above officers or directors, nor are there any arrangements or understandings under which any of these officers or directors were elected to serve. Certain of Eksportfinans’ directors are also directors and/or officers of certain of Eksportfinans’ shareholders.

     Mr. Bergvoll, Mr. Carlsen and Ms. Bakker are owners’ representatives on the Board of Directors.

     B. COMPENSATION

     For further details, see note 33 to our audited consolidated financial statements in Item 18.

     The Funding Agreement entered into with the Government places certain limits on executive compensation, as discussed in Item 7.B. “Related Party Transactions”.

     C. BOARD PRACTICES

     Board of Directors

     Eksportfinans’ Board of Directors is comprised of a minimum of six and a maximum of eight elected members, including one member elected by and among the employees, appointed for a one-year term. All members, except the employees' representative, are appointed by the Council of Representatives. The Board of Directors meets at least six times a year, and all actions taken by the Board require a majority vote. The Board of Directors has the power to make all lending and borrowing decisions for Eksportfinans and has delegated such power, to a certain extent, to the President and CEO. The Board of Directors also appoints the President and CEO.

     Executive Management

     The President and CEO has responsibility for the day-to-day conduct of Eksportfinans’ business, subject to standing instructions issued by the Board of Directors and approved by the Council of Representatives. The President of Eksportfinans is empowered to grant loans of up to NOK 400 million. Credits may be approved by the President and CEO in amounts greater than NOK 400 million upon prior notification to the Board of Directors. The President and CEO has established a Management Board consisting of Executive Vice Presidents Mr. Jens Olav Feiring, Mr. Christian Grøm, Ms. Martine Mills Hagen, Ms. Elise Lindbæk and Mr. Geir Ove Olsen. The Management Board meets on a weekly basis.

     The Board of Directors appoints executive officers to serve until resignation, death or removal by the Board.

     Council of Representatives

     The senior supervisory body of Eksportfinans is the Council of Representatives, which acts in a general way as a supervisory body meeting three times a year, and appoints members of the Board of Directors and the Company’s auditors.

     The Council of Representatives has 14 members and 4 alternates. The shareholders of the Company elect 13 members and 3 alternates. One member and one alternate are appointed by and among the employees. The Council members and alternates serve for two-year terms. Their current term expires in 2013.

     Seven members of the Council of Representatives or their alternates constitute a quorum, and action by the Council requires a vote of half of the members (or alternates) present.

     As of December 31, 2012, the following persons served as members of the Council of Representatives:

     Frode Alhaug became a member of the Council of Representatives in 2003. He was elected Chairman the same year.

     Sandra Riise became a member of the Council of Representatives in 2001. In 2008 she became a Vice Chairman.

     Ingelise Arntsen became a member of the Council of Representatives in 2010.

     Toril Eidesvik became an alternate member of the Council of Representatives in 2006. From April 2010 she became a member.

     Ottar Brage Guttelvik became a member of the Council of Representatives in 2008.

     Petter Kapstad became a member of the Council of Representatives in 2011.

     Richard Heiberg became a member of the Council of Representatives in 2010.

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

     Torbjørn Vik became a member of the Council of Representatives in 2010.

     Peder Nordli became a member of the Council of Representatives in 2012. He is elected by the employees.

        As of December 31, 2012, the following persons served as alternate members of the Council of Representatives:

     Geir Bergskaug became an alternate of the Council of Representatives in 2011.

     Marius Juul Møller became an alternate of the Council of Representatives in 2011.

     Eldbjørg Sture was elected a member in 2007. She became an alternate in April 2010.

     Irene N. Mellem became an alternate of the Council of Representatives in 2012. She is elected by the employees.

    Control Committee, Auditors and Audit Committee

     The Control Committee examines the accounts of the Company and reports to the Council of Representatives.

     The Control Committee consists of three members and one alternate, all of whom are appointed by the shareholders of the Company at the annual general meeting for a two-year period. One member must meet the requirements for judges in Norway and be approved by the Banking, Insurance and Securities Commission. Board members and the employees of the Company and their relatives and employees are prohibited from serving on the Control Committee. The Control Committee is elected for 2 year terms. The current term expires in 2014.

     As of December 31, 2012, the following persons served on the Control Committee:

     Petter Kapstad was elected as a Chairman from 2011. He was first elected member in 2010.

     Eldbjørg Sture became a member and Vice Chairman of the Control Committee in 2007..

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

     As of December 31, 2012, the Audit Committee consisted of Live Haukvik Aker, Bodil P. Hollingsæter, Tone Lunde Bakker and Sigurd Carlsen. Ms. Live Haukvik Aker has acted as the financial expert, independent of management, and Chair of the Audit Committee since April 21, 2010.

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

     Remuneration

     At the annual general meeting in April 2012, the shareholders determined the compensation for the Council of Representatives, the Control Committee and the independent auditor based on recommendations by the Nomination Committee. The Council of Representatives determined the compensation for the Board of Directors.

     The Board of Directors determines the compensation for the chief executive officer. The Board of Directors also has the authority to decide on the compensation for the other executive officers. The Board makes these decisions based on recommendations by the Compensation Committee (See Item 16G CORPORATE GOVERNANCE – Compensation Committee).

     The chief executive officer determines the compensation of the Company’s other employees, within economic limits set by the Board of Directors based on recommendations from the Compensation Committee.

     D. EMPLOYEES

     As of December 31, 2012, the Company had 56 employees, all of whom are located in Norway.

Year	Employees

2008	96
2009	98
2010	98
2011	98
2012	56

     E. SHARE OWNERSHIP

     As of the date of this annual report, no director, executive officer, member of the Council of Representatives or Control Committee owned shares in the Company. No options to purchase equity securities from the Company were outstanding as of that date.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS

     There is one class of shares, which are common shares. Each share in Eksportfinans represents one vote.

     As of the date of this annual report, the following shareholders owned Eksportfinans’ common share capital:

Shareholder	No. of Common Shares	%
DNB Bank ASA	105,557	40.00
Nordea Bank Norge ASA	61,246	23.21
The Norwegian State	39,587	15.00
Danske Bank A/S	21,348	8.09
21 other banks	36,176	13.70
Total	263,914	100.00
50

     On September 11, 2001, the Government acquired a 15% stake in Eksportfinans through a new issuance of shares. Because the Government is a shareholder in certain of the Company’s other direct shareholders, the Government’s direct and indirect shareholding is approximately 49%.

     DNB Bank ASA, Nordea Bank Norge ASA, Danske Bank A/S, and two minority shareholders holding an aggregate of 71% of the shares of Eksportfinans have entered into a shareholders’ agreement among themselves providing for mutual rights of first refusal in the event that any one or more of them desires to dispose of its shares in the Company.

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

     The Transition Agreement with the Norwegian State

     Following the Government’s decision on November 18, 2011 to assume responsibility for the export credit scheme previously managed by Eksportfinans, the Government, represented by the Ministry of Trade and Industry, entered into an agreement with Eksportfinans on December 21, 2011 to establish a temporary export financing arrangement until the new state entity had been created as a permanent solution (the Transition Agreement). The new state entity, Eksportkreditt Norge AS, was established on June 25, 2012 and became operational on July 2, 2012. Under the Transition Agreement, Eksportfinans provided CIRR-loans and CIRR-qualifying loans on behalf of the Government based on the various guidelines and procedures contained in the appendices and under which the Government, and not Eksportfinans, would be the lender. Loan commitments and agreements entered into on this basis were subject to the Government’s prior written consent. The Government adhered to the same guidelines and procedures in acting as principal under the loans and agreed to remunerate Eksportfinans for its services under the Agreement in the amount of a fixed fee of NOK 8,600,000 per month (exclusive of VAT) for the services provided under the Agreement.

     Failure by Eksportfinans to adhere to the guidelines and procedures would constitute a breach of the Transition Agreement, as will a failure by Eksportfinans to satisfy its obligations under the Transition Agreement. Upon a demonstration of negligence, Eksportfinans may incur liability for any such breach of its performance of the Transition Agreement but its total liability was limited to the remuneration Eksportfinans had received or had the right to receive pursuant to the Transition Agreement. Under no circumstance would Eksportfinans be liable for indirect or consequential damages. Similarly, if the Government did not satisfy its obligations under the Transition Agreement, it would be in breach; however, Eksportfinans did not have the right to penalties or remedies against the Government except those stated in the Transition Agreement.

     Under the Transition Agreement, the Government had the liability and risk as the lender under loans entered into by Eksportfinans on the Government’s behalf. The Government agreed to indemnify Eksportfinans against claims that were made against or which in any way concern Eksportfinans and against all loss, damage, costs, expenses and all liability which Eksportfinans incurs as a result of providing services under the Transition Agreement. However, the Government should not indemnify Eksportfinans for any such losses arising from gross negligence or intent on the part of Eksportfinans. The Government’s liability for damages would arise from general Norwegian tort law rules.

     If, after the Transition Agreement entered into force, Eksportfinans paid CIRR-loans or CIRR-qualifying loans at its own expense and there was one or more part payments by Eksportfinans for these loans before the Transition Agreement entered into force, the Government could acquire these loans based on terms equivalent to those for the Government’s acquisition of loans from Eksportfinans that occurred prior to when the Transition Agreement entered into force.

     The Transition Agreement specified that the Government had the responsibility for establishing a new and permanent solution which should replace the temporary arrangement established by the Transition Agreement. The Transition Agreement expired on June 30, 2012.

     The Agreement on Transfer of Employees to the State Entity

     On December 21, 2011 Eksportfinans entered into an agreement with The Kingdom of Norway represented by The Ministry for Trade and Industry (the Ministry and, together with Eksportfinans Parties) in which the Parties agreed to mutually cooperate in transferring the employment of select employees from Eksportfinans to the new state entity (the Employee Transfer Agreement). Eksportfinans was responsible for selecting the employees for transfer to the new state entity taking into consideration the fact that the new state entity would continue the business of arranging and extending CIRR-qualifying loans after July 1, 2012 and that Eksportfinans would continue to manage CIRR-qualifying loans disbursed prior to November 18, 2011. It was agreed that approximately between 32 to 45 employees would have the right to be transferred to the new state entity. 29 employees were offered a position with new state entity and were transferred as of July 1, 2012.

     Sale and Transfer of Loans

     During the period from November 18, 2011 and December 21, 2011 Eksportfinans entered into loan agreements for CIRR-qualifying loans and/or continued part disbursements for CIRR-qualifying loans for which it had previous commitments to do so. It was agreed that the Kingdom of Norway, represented by the Ministry for Trade and Industry (the Ministry), should purchase and Eksportfinans should sell and transfer these loans to the Ministry whereby the Ministry would become the lender until the same loans could be transferred to the new state entity. The consideration to Eksportfinans for the sale of these loans was the outstanding principal of each loan together with accrued but not paid interest.

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

     Pursuant to the Portfolio Hedge Agreement, all of the securities in the portfolio held as of February 29, 2008, i.e., the PHA Portfolio, were marked-to-market. The difference between the market value and the nominal value of the securities was calculated to NOK 1,642 million (market value lower than nominal value) at that time. The PHA Portfolio will be valued annually on the same date from February 28, 2011. On each annual valuation date after this, the PHA Portfolio will be marked-to-market. If the market value on an annual valuation date is less than the value of the immediately preceding valuation date, then the shareholders participating in the Portfolio Hedge Agreement will pay to Eksportfinans an amount equal to the difference. If the market value is higher than the market value on the immediately preceding valuation date, then Eksportfinans will pay the difference to the participating shareholders. The valuation on the first valuation date (February 28, 2011) resulted in a payment from the participating shareholders to Eksportfinans of NOK 710 million. The second valuation date (February 29, 2012) resulted in a payment from Eksportfinans to the participating shareholders of NOK 108 million. The third valuation date (February 28, 2013) resulted in a payment from Eksportfinans to the participating shareholders of NOK 852 million.

     The total commitment payable to Eksportfinans by the shareholders under the agreement is NOK 5 billion. Any payment made by the participating shareholders under the agreement will be deducted from the committed amount. Any amount paid by Eksportfinans will have no effect on the total committed amount. As of December 31, 2012, Eksportfinans owes the shareholders NOK 223 million and NOK 5.0 billion remains available.

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

     Repo Facility Agreements

Committed Repo Facility Agreement

     Eksportfinans’ major owner banks DNB Bank ASA, Nordea Bank AB and Danske Bank A/S have extended a committed credit line for repo purposes to Eksportfinans to provide what management considers to be sufficient liquidity buffers for the Company. The facility was entered into in June 2008 and has a 12 month maturity with the possibility of extension. The facility was last extended in June 2012 until June 2013 and permits borrowings of up to USD 2 billion. Eksportfinans has not yet utilized this credit facility.

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

     Loans

     As of December 31, 2012 no loans were outstanding to any company of which Eksportfinans’ board members, members of the Control Committee or chairman of the Council of Representatives is a board member. Bank deposits are not defined as loans.

     As of December 31, 2012, the Company had NOK 35 million in loans outstanding to employees, primarily mortgage loans. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.

    Other Transactions with Shareholder Banks

     Eksportfinans from time to time also entered into agreements to acquire loans from shareholders and some other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for these purchases. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interests received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2012, 2011 and 2010, Eksportfinans acquired loans from its shareholders amounting to NOK 141 million, NOK 3,644 million and NOK 2,867 million respectively.

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

     From time to time Eksportfinans’ shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholder’s behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, indemnifying Eksportfinans for any liability that may arise under the Eksportfinans guarantee. The request for a guarantee was due to the need for a guarantee given by a highly-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’ shareholders is permitted by the Articles of Association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 1,314 million, Eksportfinans has recourse to such shareholders with full payment indemnification. The commercial effect is that the selling bank retains the risk premium associated with the credit in return for issuing the guarantee, while Eksportfinans earns a margin comparable to that received on its other commercial loans.

     In addition, in the normal course of business, Eksportfinans deposits funds and engages in other transactions with its shareholder banks on normal commercial terms. As of December 31, 2012, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 981 million. These transactions were recorded on market terms.

     Total outstanding transactions with related parties on the last three year’s balance sheet dates are disclosed in note 32 to our audited consolidated financial statements in Item 18.

     In connection with Eksportfinans’ lending activity, as of December 31, 2012, our shareholders had provided guarantees for an amount of NOK 73,020 million (of which GIEK constitutes NOK 31,398 million). The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.

     The transactions with related parties described above were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

Item 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS

     Not applicable

     B. PLAN OF DISTRIBUTION

     Not applicable.

     C. MARKETS

     The Company’s 1.600% Yen 50,000,000,000 Notes due March 20, 2014, 5.500% USD 1,000,000,000 Notes due May 25, 2016, and 5.500% USD 1,000,000,000 Notes due June 26, 2017 are listed on the Luxembourg Stock Exchange. The Company’s 5.500% USD 1,000,000,000 Notes due June 26, 2017, 3.000% USD 1,500,000,000 Notes due November 17, 2014, USD 500,000,000 FRN due October 7, 2013, 2.000% USD 1,250,000,000 Notes due September 15, 2015, and 2.375% USD 1,250,000,000 Notes due May 25, 2016 are listed on the New York Stock Exchange. No other securities for which the Company has a reporting obligation pursuant to the Exchange Act are listed on any other exchange and are instead traded in the over-the-counter market.

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

     B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Eksportfinans, registry number with Foretaksregisteret (the Norwegian Registry of Companies) is No. 816 521 432. The objective of Eksportfinans according to Section 2 of Eksportfinans’ Articles of Association is to conduct financing operations. The operations include financing:

•	for the export industries, including but not limited to:
-	the export of goods and services,
-	the establishment and acquisition of manufacturing facilities and companies,
-	investments in export-orientated means of production and plant,
-	the establishment of foreign stocks of goods,

-	domestic contracts where foreign credit is a competitive factors,
•	as approved or requested by Norwegian authorities, and
•	for regional and local authorities.

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

          In 2009, the Board of Directors determined that in addition to supporting the Norwegian export industry, the Company should also seek to finance projects within the renewable energy and infrastructure sectors. This would mean that the Company engaged in financing projects that does not involve any exports which would conflict with the objects of the Company. Accordingly, the Board of Directors proposed to the ordinary general meeting on April 8, 2010 to amend the Articles of Association to accommodate these additional business areas. At the same time the Board of Directors proposed to amend the service period of any member of the Board of Directors from two years to one year. The two proposals were adopted unanimously by the General Meeting in 2010.

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

     Variable rate debt securities

     Certain notes issued by Eksportfinans may be classified as variable rate debt securities. A note will be classified as a variable rate debt security if it:

•	has an issue price that does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date and (z) 0.015, or (ii) 15% of the total non-contingent principal payments; and

•	does not provide for stated interest other than stated interest compounded or paid at least annually at (i) one or more “qualified floating rates”, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single “objective rate” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate”.

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
64

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
68

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

     As of December 31, 2012, 2011 and 2010, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options (excluding the 108 Agreement and Portfolio Hedge Agreement) were NOK 253,654 million, NOK 358,301 million and NOK 340,891 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of Eksportfinans’ loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”. As part of Eksportfinans’ risk management policy it has since 1989 chosen to outsource the internal audit function to an external auditor firm.

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

     Foreign Currency Exchange Risk

     As of December 31, 2012, approximately 60% (80% as of December 31, 2011 and 66% as of December 31, 2010) of the Company’s assets were denominated in foreign currencies. Foreign currency exchange risk arises from mismatches in the currencies denominating our assets and our liabilities. Each instrument is swapped into Eksportfinans’ three main currencies: euro, U.S. dollars and Norwegian kroner and net exposure in euro and U.S. dollars is further hedged by foreign exchange forward. Exposure towards a currency is measured as the net of assets and liabilities for the currency. As of December 31, 2012, Eksportfinans’ exposure to currencies other than the Norwegian kroner reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position*	Amount of net position covered by 108 Agreement items
December 31, 2012
CAD	90,683	(87,639)	3,044	2,084
JPY	(51,883,082)	51,884,011	929	298
SEK	342,565	(341,960)	605	0
EUR	9,749,992	(9,728,265)	21,727	24,769
DKK	6,571,040	(6,560,019)	11,021	184
USD	(10,676,889)	10,731,170	54,281	54,950
Other currencies	(16,430,779)	16,435,285	4,506	4,224
TOTAL	(62,236,470)	62,332,583	96,113	86,509

*	Net position includes amounts covered by the 108 Agreement. For further details, see note 16 to our audited consolidated financial statements in Item 18.

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

     The Board of Directors has approved the following currency risk and strategy at the present time. According to Eksportfinans’ risk policy, the Company can have an aggregate net position in each foreign currency and in all foreign currencies in total equivalent to NOK 120 million (USD 20 million). The fair value effect on Eksportfinans’ total assets and liabilities due to an adverse change of 10% in foreign currency exchange rates as of December 31, 2012 is estimated to be NOK 1.7 million before taxes. The effect per December 31, 2011 was estimated to be NOK 0.3 million. There is no breach of currency exposure limits during 2012.

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

     The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The below table shows interest rate risk of exposure with up to one year of maturity, which is a change from the parameters previously used, which measured our exposure without regard to maturity. The interest rate exposure as of December 31, 2012 is negative NOK 103,000. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points.

     Interest rate exposure with up to one year of maturity (from a 1 basis point shift of interest rate curves):

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total

As of December 31, 2012	(61)	(28)	(14)	(0)	(103)

Maximum through 2012 *	4	9	16	2	(76)
Minimum through 2012 *	(109)	(90)	(84)	(24)	(172)
Average through 2012	(58)	(34)	(36)	4	(132)

As of December 31, 2011	(59)	(14)	(33)	(2)	(108)

Maximum through 2011 *	54	19	2	88	(16)
Minimum through 2011 *	(121)	(145)	(84)	(4)	(175)
Average through 2011	(43)	(39)	(36)	12	(106)

As of December 31, 2010	(84)	(6)	(70)	(7)	(167)

*	The maximum and minimum exposure in general does not occur on the same date for different currencies.

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

     Credit Spread Risk

     A potential increase in credit spreads of one percentage point would increase the net fair value of our assets and liabilities by NOK 32 million, as of December 31, 2012 (NOK 50 million as of December 31, 2011) as gains on the liability side would outweigh losses on the asset side. Credit spreads in the market is defined as market risk and not credit risk, which we define to include default probability only. Isolated for the PHA portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 4 million as of December 31, 2012, compared to NOK 7 million as of December 31, 2011. The credit spread risk in the Liquidity Reserve Portfolio is managed through daily measurements of spread duration. According to the Company’s risk policy a change in the value of the Liquidity Reserve Portfolio by 1 basis point change in spread duration should be no more than NOK 60,000 per NOK 1 billion. The accumulated losses in the Liquidity Reserve Portfolio should not be more than 25 basis points of the value of the portfolio. These limits have not been breached since they were introduced.

     FX Basis spread risk

     A significant part of the Company´s net interest income is due to euros and US dollars being attractive relative to Norwegian kroner and Danish kroner. Most of the company’s funding is in euros and dollars while some loans and liquidity placements are in Norwegian or Danish kroner. Hence the Company has swapped significant amounts from dollars and euros over to Norwegian and Danish kroner, earning on the basis swap spread. From September 2010 the Company commenced hedging the basis risk. This included both hedging on portfolio level and for all new loans larger than NOK 500 million and with maturity longer than three years. This hedging amounted to approximately NOK 32 billion as of December 31, 2012 of which NOK 22 billion had between zero and three years remaining duration, NOK 9 billion had four to but excluding five years remaining duration and NOK 1 billion had five years or more of remaining duration.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     Under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date.

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

     Under the supervision of our management, including the President and CEO and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that our internal control over financial reporting as of December 31, 2012 was effective.

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

Changes in Internal Controls over Financial Reporting

     There were no changes to our internal controls over financial reporting that occurred during 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. CODE OF ETHICS

     Eksportfinans has a code of ethics that applies to all employees, including Eksportfinans’ principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Eksportfinans has made its code of ethics publicly available on its internet website at www.eksportfinans.no.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees paid to our principal accountant consist of the following for the years ended December 31:

(NOK thousands)	2012	2011
Audit fees	3,279	4,722
Audit-related fees (1)	166	953
Tax fees	—	—
All other fees	391	161

(1)	Audit-related fees include attestations related to funding transactions.

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

     The Company did not repurchase any of its own outstanding equity securities in 2012.

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

Audit Committee

     On June 19, 2009 a law was passed, incorporating changes into the Financial Institutions Act, pursuant to which effective from July 1, 2009 Eksportfinans is required to have an Audit Committee under Norwegian law.

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

Compensation Committees

     On December 1, 2010 a regulation was passed pursuant to which, effective from January 1, 2011, Eksportfinans is required to have a compensation committee. Accordingly Eksportfinans established a Compensation Committee as of December 16, 2010. The compensation of the CEO is fixed by the Board, based on recommendations from the Compensation Committee. The Board is the corporate body that employs the CEO. The compensation of the Board, the auditor, the Control Committee and the Council of Representatives is fixed by the shareholders at the general meeting based on recommendations by the Nomination Committee.

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

Item 18. FINANCIAL STATEMENTS

     The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers AS, independent registered public accounting firm, are incorporated by reference in this Item 18:

Item 19. EXHIBITS

1.1	Articles of Association (English translation of Norwegian-language original)

2.1	Indenture dated February 20, 2004, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form F-3 (No. 333-112973) filed with the Commission February 20, 2004)

4.1	Agreement Regarding Interest Equalization and Hedging for Eksportfinans’ Borrowing and Lending Commitments (the 108 Agreement) (English translation of Norwegian-language original)* (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 21, 2005)

4.2	Portfolio Hedge Agreement entered into by Eksportfinans ASA, DNB Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S (the Portfolio Hedge Agreement)* (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 20-F filed with the SEC June 27, 2008)

4.3	Committed Credit Line (Repo) Facilities for repo purposes provided by DNB Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S* (incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 20-F filed with the SEC June 27, 2008)

4.4	Agreement between the Norwegian State represented by the Ministry of Trade and Industry and Eksportfinans ASA (the Funding Agreement), dated November 26, 2008 and the related Loan Agreement between the Ministry of Trade and Industry for the Norwegian State and Eksportfinans ASA (the Loan Agreement), dated January 15, 2009* (incorporated by reference to Exhibit 4.4 of the Company’s Form 20-F filed with the SEC June 10, 2009)

4.5	Sale and Purchase Agreement between Eksportfinans ASA and KLP Prosjekt AS regarding Kommunekreditt Norge AS dated May 7, 2009 (incorporated by reference to Exhibit 99.9 of the Company’s Form 6-K filed with the SEC May 8, 2009)

4.6	Excluded Portfolio Agreement between Eksportfinans ASA and Kommunekreditt Norge AS, dated May 7, 2009* (incorporated by reference to Exhibit 4.6 of the Company’s Form 20-F filed with the SEC June 10, 2009)

4.7	Global Master Repurchase Agreement with DNB Bank ASA dated February 22, 2012 (incorporated by reference to Exhibit 4.7 of the Company’s Annual Report on Form 20-F filed with the SEC March 30, 2012)

4.8	Agreement with the Norwegian Ministry of Trade and Industry setting out terms and conditions for Eksportfinans arranging export credit loans during the period from November 18, 2011 and until June 30, 2012 (the Transition Agreement with the Norwegian State) (English translation of Norwegian-language original) (incorporated by reference to Exhibit 4.8 of the Company’s Annual Report on Form 20-F filed with the SEC March 30, 2012)

4.9	Agreement with the Norwegian Ministry of Trade and Industry on transfer of employees from Eksportfinans to the new state entity (the Agreement on Transfer of Employees to the State Entity) (English translation of Norwegian-language original) (incorporated by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F filed with the SEC March 30, 2012)

7.1	Computation of ratio of earnings to fixed charges

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Confidential treatment requested and the redacted material has been separately filed with the SEC.

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

Dated: April 23, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eksportfinans ASA:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement present fairly, in all material respects, the financial position of Eksportfinans ASA and its subsidiaries (the "Company") at December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS

Oslo, Norway
April 23, 2013

STATEMENT OF COMPREHENSIVE INCOME

NOTE

(NOK thousands)	2012	2011	2010

Interest and related income on loans due from credit institutions	549,357	822,089	1,174,778
Interest and related income on loans due from customers	3,542,424	3,888,102	3,729,369
Interest and related income on securities	565,935	864,248	868,776
Other interest and related income	62,646	53,985	43,700
Total interest and related income	4,720,362	5,628,424	5,816,623

Interest and related expenses on commercial paper and bond debt	3,341,587	4,007,439	4,195,983
Interest and related expenses on subordinated debt	6,144	4,030	7,492
Interest and related expenses on capital contribution securities	9,649	9,552	9,385
Other interest and related expenses	118,931	57,651	184,878
Total interest and related expenses	3,476,311	4,078,672	4,397,738

NET INTEREST INCOME	1,244,051	1,549,752	1,418,885

Commissions and income related to banking services	41	1,031	1,515
Commissions and expenses related to banking services	3,518	5,697	6,956

Net gains/(losses) on financial instruments at fair value	(25,815,653)	40,373,414	(603,075)	5, 29.4

Other income	60,102	16,087	6,822	7

NET OTHER OPERATING INCOME	(25,759,028)	40,384,835	(601,694)

TOTAL OPERATING INCOME	(24,514,977)	41,934,587	817,191

Salaries and other administrative expenses	118,480	181,503	157,373	9
Depreciation	17,603	20,083	23,041	14 ,15
Other expenses	8,336	12,163	14,264	10
TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT CHARGES ON LOANS	144,419	213,749	194,678

PRE-TAX OPERATING PROFIT/(LOSS)	(24,659,396)	41,720,838	622,513

Taxes / (benefits)	(6,903,509)	11,682,272	174,519	11

PROFIT/(LOSS) FOR THE YEAR	(17,755,887)	30,038,566	447,994

TOTAL COMPREHENSIVE INCOME	(17,755,887)		447,994

Allocated to/(from) reserve for unrealized gains	(18,650,060)	29,292,698	(332,544)	24
Allocated to/(from) other equity	894,173	745,868	780,538	24
TOTAL ALLOCATIONS	(17,755,887)	30,038,566	447,994

The accompanying notes are an integral part of the financial statements.

BALANCE SHEET

				NOTE
(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010

ASSETS
Loans due from credit institutions 1)	26,410,217	40,339,763	43,013,946	13
Loans due from customers 2)	71,879,185	96,541,221	85,095,398	13
Securities	36,706,804	51,908,412	67,920,880	28.5
Repurchase receivable 3)	5,078,282	0	15,403,160	28.5, 32
Financial derivatives	10,883,622	19,446,289	43,729	12
Intangible assets	9,281	16,306	20,209	14
Property, equipment and investment property	207,015	209,605	204,712	15
Other assets	6,232,065	5,467,037	3,847,386	16
TOTAL ASSETS	157,406,471	213,928,633	215,549,425

LIABILITIES
Deposits by credit institutions	4,475,776	574	44,754
Commercial paper debt	0	5,762,049	3,306,532	17
Bond debt	112,543,001	135,726,555	183,095,213	17
Financial derivatives	9,342,700	13,870,542	14,247,493	12
Taxes payable	317,191	294,765	373,598	11
Deferred tax liabilities	4,120,655	11,343,069	0	11
Other liabilities	8,132,853	10,721,609	7,174,627	20
Provisions	95,975	128,041	95,896	8, 19
Subordinated debt	990,327	1,039,230	1,638,650	21
Capital contribution securities	449,790	348,109	417,128	22
Preference share	0	0	11
TOTAL LIABILITIES	140,468,268	179,234,543	219,846,370

SHAREHOLDERS' EQUITY
Share capital	2,771,097	2,771,097	2,771,097	23
Share premium reserve	176,597	176,597	176,586	24
Reserve for unrealized gains	10,713,189	29,363,249	70,551	24
Other equity	3,277,320	2,383,147	2,137,289
Total shareholders' equity	16,938,203	34,694,090	5,155,523

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	157,406,471	213,928,633	215,549,425

1)	Of NOK 26,410,217 thousand at December 31, 2012, NOK 26,125,175 thousand is measured at fair value through profit or loss and NOK 285,042 thousand is measured at amortized cost. Of NOK 40,339,763 thousand at December 31, 2011, NOK 39,950,616 thousand is measured at fair value through profit or loss and NOK 389,147 thousand is measured at amortized cost.
2)	Of NOK 71,879,185 thousand at December 31, 2012, NOK 43,037,528 thousand is measured at fair value through profit or loss and NOK 28,841,657 thousand is measured at amortized cost. Of NOK 96,541,221 thousand at December 31, 2011, NOK 61,358,301 thousand is measured at fair value through profit or loss and NOK 35,182,920 thousand is measured at amortized cost.
3)	Securities posted as collateral for a loan from one of the owner banks.

The accompanying notes are an integral part of the financial statements.

Geir Bergvoll Chair person	Sigurd Carlsen Deputy chair person	Live Haukvik Aker
Tone Lunde Bakker	Bodil P. Hollingsæter	Marianne Heien Blystad
Christian Berg	Tor Østbø	Gisèle Marchand President and CEO

STATEMENT OF CHANGES IN EQUITY

(NOK thousands)	Share capital 1)	Share premium reserve 1)	Reserve unrealized gains 1)	Other equity	Total equity

EQUITY AS AT JANUARY 1, 2011	2,771,097	176,586	70,551	2,137,289	5,155,523

Total comprehensive income for the period	0	0	29,292,698	745,869	30,038,566
Dividends paid	0	0	0	(500,000)	(500,000)
Increase in share premium reserve as a result of repayment of preference share 2)	0	11	0	(11)	0
EQUITY AS AT DECEMBER 31, 2011	2,771,097	176,597	29,363,249	2,383,147	34,694,089

EQUITY AS AT JANUARY 1, 2012	2,771,097	176,597	29,363,249	2,383,147	34,694,089

Total comprehensive income for the period	0	0	(18,650,060)	894,173	(17,755,887)
EQUITY AS AT DECEMBER 31, 2012	2,771,097	176,597	10,713,189	3,277,320	16,938,203

1) Restricted equity that cannot be paid out to the the owners without a resolution to reduce the share capital in accordance with the
Public Limited Companies Act under Norwegian law. For further information, see note 24.
2) See note 2.16 and 23 for details.

The accompanying notes are an integral part of the financial statements.

CASH FLOW STATEMENT

				NOTE
(NOK thousands)	2012	2011	2010

Pre-tax operating profit/(loss)	(24,659,395)	41,720,838	622,513

Provided by operating activities:
Accrual of contribution from the Norwegian government	(336,929)	(322,402)	(787,062)
Unrealized losses/(gains) on financial instruments at fair value	25,812,470	(40,515,032)	553,900	5
Realized losses on financial instruments at fair value through profit and loss [non-cash items]	0	26,941	26,354
Depreciation	17,603	20,083	23,041	14, 15

Disbursement on loans	(922,929)	(33,685,138)	(33,654,226)
Principal collected on loans	31,555,324	35,421,882	32,415,841
Purchase of financial investments (trading)	(35,982,126)	(43,516,381)	(43,400,727)
Proceeds from sale or redemption of financial investments (trading)	37,321,697	51,682,977	38,748,102
Contribution paid by the Norwegian government	404,656	382,396	332,274
Taxes paid	(294,765)	(74,073)	(74,132)

Changes in:
Accrued interest receivable	384,144	224,600	1,498,011
Other receivables	(1,145,490)	(1,638,388)	401,836
Accrued liabilities	(2,171,630)	2,618,827	408,071
NET CASH FLOW FROM OPERATING ACTIVITIES	29,982,630	12,347,130	(2,886,204)

Purchase of financial investments	(5,042,773)	(5,575,080)	(4,316,528)
Proceeds from sale or redemption of financial investments	11,556,271	12,912,253	18,335,527
Net cashflow from financial derivatives	1,641,828	92,596	7,029,855
Purchases of property and equipment and intangible assets	(12,507)	(21,893)	(14,175)	14, 15
Proceeds from sales of property and equipment	2,242	954	0
NET CASH FLOW FROM INVESTING ACTIVITIES	8,145,061	7,408,830	21,034,679

Change in debt to credit institutions	4,403,975	(45,212)	5,852
Proceeds from issuance of commercial paper debt	0	185,914,814	280,888,654
Repayments of commercial paper debt	(5,372,496)	(183,536,563)	(296,900,558)
Proceeds from issuance of bond debt	0	51,552,042	72,231,121
Principal payments on bond debt	(40,549,766)	(63,287,171)	(74,253,198)
Repayment of subordinated debt	0	(449,453)	0
Repayment of preference share	0	(11)	0	2.16
Dividends paid	0	(500,000)	(700,000)	2.10
NET CASH FLOW FROM FINANCING ACTIVITIES	(41,518,287)	(10,351,554)	(18,728,129)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,390,596)	9,404,406	(579,654)

Cash and cash equivalents as at beginning of period	3,932,261	3,932,261	4,523,484	26

Effect of exchange rates on cash and cash equivalents	(746,635)	65,925	(11,569)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	(204,970)	13,402,592	3,932,261	26

The accompanying notes are an integral part of the financial statements.

1	GENERAL INFORMATION

Eksportfinans ASA (“The Company”) manages a portfolio of both government supported and market-based export credits.

Eksportfinans ASA is a limited liability company. Eksportfinans ASA is incorporated and domiciled in Norway. The address of the head office is Dronning Mauds gate 15, P.O. Box 1601 Vika, N-0119 Oslo, Norway.

The fiscal year of the Company runs from January 1 to December 31.

These financial statements have been approved for issue by the Board of Directors on February 27, 2013.

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

IFRSs and IFRICs adopted by the Company in 2012

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012 that had a material impact on the Company.

New and amended standards (IFRSs) and interpretations (IFRICs) issued but not effective for the financial year beginning January 1, 2012, and not early adopted by the Company

IAS 19, ‘Employee benefits’ was amended in June 2011. The impact on the Company will be as follows: to eliminate the corridor approach and recognise all actuarial gains and losses in OCI as they occur; to immediately recognise all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The actuarial losses that will reduce the Company’s equity on January 1, 2013 (the effective date of amendment), has been caluculated by the Company’s actuary to be NOK 13 million.

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

IFRS 10, Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The amendments are not expected to have an impact on the Company.The effective date for IFRS 10 is accounting periods beginning on or after January 1, 2013.

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The amendments are not expected to have an impact on the Company as it does not have any interest in other entities. The effective date for IFRS 12 is accounting periods beginning on or after January 1, 2013.

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The impact of the new requirements will not have a material impact on the Company. The Company intends to adopt IFRS 13 no later than the accounting period beginning on January 1, 2013 (the effective date of the standard).

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

On initial recognition, foreign currency transactions are recorded applying the spot exchange rate at the date of recognition. At the balance sheet date, foreign currency monetary items are translated using the closing rate. Unrealized gains and losses on foreign currency translations are recorded in the statement of comprehensive income. This is not applied for items related to the 108 Agreement with the government, as foreign currency risks are covered by the 108 Agreement. Exchange rate differences on transactions under the 108 Agreement are booked to a settlement account with the government on the balance sheet. See the further description of the 108 Agreement in notes 2.5.1, 2.5.3 and 12.

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

The Company has elected the fair value option for the main portion of its financial instruments, with two exceptions. Firstly, lending, borrowing and liquidity under the government supported 108 Agreement are measured at amortized cost. Secondly, , instruments for which fair value measurement is a requirement and are therefore not subject to the fair value option. The latter applies for financial assets and liabilities held for trading and all financial derivatives, which are required to be measured at fair value.

The fair value option is applied when this results in the most relevant information under the options available for measurement of financial instruments and when alternative principles of measurement result in greater accounting mismatches. The most important cause of accounting mismatch is the requirement to measure all financial derivatives at fair value. Financial derivatives are used in economic hedges of the market risk of specific assets and liabilities. To obtain a more symmetrical measurement, the underlying economically hedged transactions, as well as transactions at floating rate that are not subject to individual hedges, have to be measured at fair value. This is obtained through the application of the fair value option for these financial instruments.

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

Lending

Loans are recorded, dependent on the counterparty, either in the line item ’Loans due from credit institutions’ or in the line item ’Loans due from customers‘ in the balance sheet, regardless of measurement principles applied. The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. These loans are classified as loans to credit institutions.

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

The 108 Agreement

The 108 Agreement provides coverage of interest rate and exchange rate risk for qualifying lending, borrowing and liquidity. The aim of the 108 Agreement is to provide a fixed Norwegian krone based margin on qualifying OECD loans by compensating for re-pricing or foreign currency mismatch between the lending and the funding. The 108 Agreement entails the debiting or crediting of settlement accounts continuously throughout the year for realized payment differences related to lending and borrowing. The net amount to be refunded by the government is included in the line item ’Other assets‘ in the balance sheet.

Lending, borrowing and liquidity under the 108 Agreement are included in the relevant balance sheet items together with transactions not covered by the 108 Agreement. Interest income and interest expenses are recorded in the statement of comprehensive income using the effective interest method based on the rates agreed upon under the 108 Agreement. Fees are recognized as interest income using the effective interest method when applying amortized cost.

A decrease in the value at the balance sheet date based on objective evidence of impairment for loans valued at amortized cost is reflected in the line item ’Impairment charges on loans at amortized cost‘ in the statement of comprehensive income.

Certain components of the 108 Agreement, which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the Agreement due to changes in interest and foreign exchange rates, are defined as embedded financial derivatives. Separate measurement at fair value for these derivatives has the potential to result in considerable increases in the Company’s income volatility. See note 12 for additional information.

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

Interest, and the interest effect on economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ’Net gains/(losses) on financial instruments at fair value‘. See note 29.4 for the impact of this economic hedging.

Portfolio Hedge Agreement

In March 2008 the Company entered into an agreement with a majority of the shareholders. The shareholders guaranteed against any further market value decline relative to the fair value as of end of February 2008 in the securities portfolio for an amount up to NOK 5 billion. This agreement is referred to as the Portfolio Hedge Agreement (PHA). The agreement meets the definitions of a financial derivative contract and is measured at fair value. Changes in fair value are recorded in the line item ’Net gains/(losses) on financial instruments at fair value‘ in the statement of comprehensive income. See note 12 for a description of the agreement.

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

Reacquired debt

Reacquired debt is deducted from the same line item in which the initial issue was recorded. The reduction is made with the carrying value. For debt not covered by the 108 Agreement, there is no effect in the statement of comprehensive income from the reacquisition (apart from transaction costs), as the debt is already measured at fair value.

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

Property and equipment are carried at historical cost less depreciation. Cost includes expenses directly related to the acquisition of the asset. Subsequent expenses are capitalized together with the relevant asset if it is probable that future economic benefits associated with the expenses will flow to the Company. Expenses for repairs and maintenance are recognized in the statement of comprehensive income as they occur. Depreciation is recorded on a straight-line basis over the asset’s useful life.

Depreciation rates are applied to the asset’s deemed cost, as recognized at transition to IFRS, for buildings, and to the asset’s historical cost for other equipment. Land and art are not depreciated.

An asset is derecognized when risks and rewards are transferred to another party.

See note 15 for further information.

2.8	Investment property

Part of the building owned by the Company can be sold separately and is leased out to various tenants. Investment property constitutes approximately 38 percent of the property. The cost model is applied for investment property. After initial recognition investment property is thus accounted for in the same way as property classified under property and equipment, and depreciation is recorded on a straight-line basis over the property’s remaining life.

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

Dividend from Eksportfinans to its owners are recognized in the year in which the dividend is formally approved by the Council of Representatives, and not in the fiscal year to which the dividend is related.

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

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The calculation is based on assumptions related to discount rate, future salary adjustments, pension and other payments from the national insurance fund, future return on plan assets and actuarial assumptions on mortality and voluntary resignation.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates determined by reference to the market for covered bonds, adjusted for differences in the payment structure and the average maturity of the pension liability.

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

The tax expense in the statement of comprehensive income consists of both current payable tax and changes in deferred tax. Current payable tax is based on taxable operating profit for the year. Change in deferred tax is based on temporary differences between accounting profit and taxable profit.

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

Cash equivalents are defined as bank deposits with maturity of less than three months from the date of acquisition. Change in other bank deposits are included in the line items ’Purchase of financial investments‘ and ‘Proceeds from sale or redemption of financial investments’ in the cash flow statement.

See note 26 for further information.

2.16	Financial guarantees

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

In particular the multi-notch downgrade of Eksportfinans from Moody's and Standard and Poor's in November 2011 lead to significant reductions in the market value of the Company's own debt. The Company used quoted prices of traded debt both before and after the downgrade since IFRS requires actual traded prices to be used if such quotes exist. The rating effect on the Company's significant liabilities overshadowed all other market fluctuation effects for 2011 and the unrealized gain for the year was several times higher than ever recorded for any year before in the history of the Company. The volatility in future results arising from more fluctuating credit spread levels given our current low rating must also be expected to be higher than historically. During 2012, the credit spreads on the company’s own debt have gradually decreased and a significant part of the unrealized gain in 2011 has been reversed.

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

Prices quoted in active markets are prices readily and regularly available from exchanges, brokers (executable broker quotes), market makers and pricing vendors (actual trades), and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

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

See below for a discussion on how fair value is established for each class of financial assets and liabilities:

Loans due from credit institutions or customers:

The fair values of loans due from credit institutions or customers are determined using a discounted cash flow model, incorporating appropriate market yield curves and credit spreads. These debt instruments are not actively traded and consequently, these instruments do not have observable market prices subsequent to loan origination.

For guaranteed loans, interest rate curves are obtained from market sources, and credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Norwegian Guarantee Institute for Export Credits (GIEK). Most of Eksportfinans’ non-government guarantors are currently well rated (A- or above) Norwegian banks and international banks with solid financial position. There are three guarantors below A- rating. An increase in the credit risk of the debtor will, as a result of the guarantee, in most cases not lead to more than an insignificant increase of the combined credit risk. This is reflected in market rates so for example a loan made to a debtor guaranteed by a specific bank has a considerably lower spread than a direct loan made to the same bank. Eksportfinans therefore believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread. Credit ratings of all guarantors are monitored on an ongoing basis. Spreads are adjusted upon significant changes in rating for the guarantor since origination date, as the Company considers this as evidence of widening of spreads. Further, the Company analyses the development of initial margins over time. This data shows that initial margins obtained for new guaranteed loans have not been functions of time, not even during the financially turbulent times in 2007-2009. Credit spreads for guaranteed loans given by the Company, have consequently not increased with the significant general credit spread increase during the period. The spreads applied to fair value measurement of export loans are unobservable in the market. The method that the Company has deemed the most correct one in absence of suitable market spreads has produced variation in credit spreads of 1 basis points on average for the guaranteed portfolio since data was available. The largest monthly change for the guaranteed loan portfolio has been 4 basis points (August 2012). This reflected more expensive pricing towards clients for newly distributed loans and not rating changes prompting spread changes on existing loans. At year-end 2012 a spread widening of 1 basis point of the guaranteed loan portfolio will reduce its market value by approximately NOK 10 million (NOK 16 million as of year-end 2011) so a spread widening equal to the largest ones observed during a month so far will give unrealized losses of NOK 40 million. As of the year ended December 31, 2012 the guaranteed portfolio constitutes 68 percent of the loan portfolio (66 percent as of year-end 2011).

For direct loans to Norwegian savings banks, interest rate curves and credit spreads are based on observable market data. The credit spread curves obtained from the market are from widely published reports from market participants on indicative spreads for identical or similar loans. The spreads are published in the market shortly after month end, but do not represent offers, or solicitations of offers, to purchase or sell financial instruments. To ensure that the information can be used for fair value measurement purposes, Eksportfinans performs an assessment of the evaluations, calculations, opinions and recommendations of the publications. The spreads come partly from trading screens quoting actual trades, and partly from matrix pricing and interpolations including judgments by the distributors. Eksportfinans has assessed their interpolation methodologies, matrix pricing algorithms and models to be adequate and of sufficient quality. As of end of 2012 a credit spread widening in the direct loan portfolio of one basis point would induce an unrealized loss to the Company of NOK 4 million (NOK 6 million as per year-end 2011). Direct loans to banks account for 14 percent of the lending portfolio (12 percent as of end of 2011).

For the remaining municipal portfolio after the sale of former municipality lender company Kommunekreditt, interest rate curves and credit spreads are based on observable market data. The credit spreads used in the model are supported by quotes obtained from three different price providers. For loans guaranteed by municipalities, the same methodology is used as for guaranteed export lending. As of the end of 2012 a credit spread widening of one basis point in the municipal lending portfolio would induce an unrealized loss to the Company of NOK 2 million (NOK 3 million as of end of 2011). Municipal related loans are 7 percent of the lending portfolio as of year-end. For the combined total lending portfolio over the past two years credit spreads have changed less than 6 basis points per month in 95 percent of the time. A spread widening of 6 basis points would give an estimated loss of NOK 90 million. As of the end of 2011 a 95 percent confidence interval was 6 basis points representing NOK 150 million. The guarantees received are embedded in the loan agreements, and not separately transferable.

All credit spread adjustments of initial spreads are individually assessed for reasonableness relative to appropriate credit spread development over time, spreads for similar guarantors, and spreads on new similar loans or guarantees.

Securities:

Fair value of Eksportfinans’ portfolio of securities is partially established using valuation techniques and partially using prices quoted in active markets. Eksportfinans aims to maximize the use of observable inputs, and minimize the use of unobservable inputs, when estimating fair value. The valuation techniques used by Eksportfinans are index based models using publicly available market data as inputs, such as index levels, stock prices and bond credit spreads. Whenever available, the Company obtains quoted prices in active markets for fixed maturity securities at the balance sheet date. Market price data is generally obtained from exchange or dealer markets.

The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Eksportfinans retrieved prices and credit spread quotes from ten different market makers and pricing vendors. Among the ten different quote providers, the major price provider (Bloomberg) covered 62 percent (46 percent as of December 31. 2011). Eksportfinans has established various controls to ensure the reasonableness of received quotes such as reconciling with other securities of similar currency, maturity, country or issuer and reconciling with actual trade data from Bloomberg. The Company also investigates large variations amongst different price providers. For all quoted prices the median quote was used.

For the remaining, six securities had such short time to maturity that par value was used. Par value was also used on 4 government related securities (all rated AAA and expected maturity in 2013). One instrument is priced by comparing it to a similar instrument (same counterparty and time to maturity). Eksportfinans holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates from one source, but calibrated with other quotes.

Financial derivatives:

Currency and interest rate swaps are valued using a valuation model technique incorporating appropriate credit spreads obtained from the market, as well as other observable market inputs, such as interest rate levels and market volatilities. Structured swaps mirroring the embedded derivatives in structured debt issues are modeled as described for structured bond debt. All swaps are governed by ISDA agreements with cash collateral annexes, and movement of cash collateral will offset credit spread changes. Non-performance risk is included in the fair value of the financial derivative portfolio assets and liabilities. Both Eksportfinans and the counterparty’s credit risk at the time of trade of a swap will be reflected in the initial terms and conditions. The Company only enters into derivatives with highly rated counterparties. The Credit Support Annexes (CSAs) enables calls for collateral for both parties based on rating dependent parameters such as threshold and minimum independent amounts. The Company’s valuation of swaps use mid levels of interet rate curve bid-ask spreads.

Structured bond debt:

Structured bond debt consists of bond issues where the coupon rate, currency, maturity date and notional amount may vary with market conditions. For instance, the maturity will vary as a significant part of the structured bond debt has call and trigger features depending on the passage of time and/or market levels.

Eksportfinans’ structured issues currently consist of eight main structure types:

-	The coupon is paid in a different currency than the currency for which the coupon is calculated and the bond might have Bermudan options embedded. Bonds with this coupon type are priced using a Hull-White one-factor model if there is only one currency and an N-currency model coupled with a Black and Scholes model in cases of several currencies.

-	The coupon is based on the minimum of two FX’s (JPY/USD and AUD/JPY for a majority of our issues). We use Black and Scholes to model the foreign exchange rates and a Hull-White one factor model to treat the interest rate curves.

-	Fixed rate securities with Bermudan options. These are modeled using Black and Scholes framework.

-	The coupon has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low. These coupon structures are modeled by an N-currency model.

-	The coupon is inversely linked to the London Interbank Offer Rate (LIBOR). The coupon structure is normally of the type “FixedRate-multiplier x Libor”. Here we use a Hull-White model for the interest rate and if the issue contains more than one currency, we use the N-factor model.

-	The coupon depends on the difference between two interest rates, for example ’2 year swap minus 10 year swap‘. This difference is multiplied with a factor, and both one and two currencies can be involved. For one-currency issues a Hull-White model is used for the two interest rates. For two-currency issues a Black and Scholes model put together with an N-currency model is used.

-	The coupon is based on the performance of single equities, equity baskets or indexes. These issues are priced based on a Black and Scholes model if the underlying is in the same currency as the notional. The implied volatility derived from suitable traded options is used as volatility input and expected future dividends are based on market expectations. If the underlying is in a different currency than the notional we use a quanto-model to factor in the currency effect.

-	The coupon is paid only if the issuer calls the issue. For such structures (like callable zeros) the call option is normally Bermudan and contains only one currency. Eksportfinans price it using a Hull-White one-factor model.

Structured bond debt (and their corresponding swaps, see section on financial derivatives above) are mostly valued using the Company’s valuation system based on different, well known valuation models, such as Black and Scholes and Hull-White, as appropriate for the different types of structures. All models use observable market data. Market data such as volatilities, correlations, and spreads for constant maturity swaps are imported (unadjusted) directly from widely used data systems like Reuters and Bloomberg. All models are calibrated to produce the transaction price at day one and consequently there are no day one profits calculated using Eksportfinans’ methodology. Which model and which structure setup are determined by the redemption structure, the number of FX, equities or indexes constituting the underlying and whether the coupon is accumulated or not as time passes.

The market data used is observable market input. This input is used to project both cash flows and maturity dates of the structured debt. This is to a large degree done by Monte Carlo simulations.

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

Changes in credit spread are considered in the valuation of structured bond debt. There is a very limited market for trading in Eksportfinans’ structured debt. Since the multi-notch downgrade of Eksportfinans in November 2011 the Company does not anticipate issuing new debt. Prior to the downgrade the most current issue spread for corresponding issues was used to value the structured bonds. After the downgrade there are no new issues of structured debt and instead the Company uses spreads on unstructured debt for the outstanding structured issues. The basis point sensitivity of the structured bond portfolio is NOK 31 million so increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of structured bond debt by approximately NOK 310 million as of December 31, 2012, down from NOK 480 million as of December 31, 2011 mainly due to a shorter expected maturity of the portfolio than one year ago.

Other bond debt:

Fair value of other bond debt is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from the market. The credit spreads are derived from current spreads on Eksportfinans’ USD benchmarks quoted by Bloomberg. Only spreads supported by actual trades close to year-end are used. Quoted spreads are also used for benchmark issues that are not quoted on Bloomberg. From the spread quotes obtained, a yield curve is derived by using an interpolation methodology. These are similar instruments, and the quoted prices cover the range of maturities in the benchmark debt portfolio.

In order to assess the reasonableness of the quotes used, spreads are also benchmarked against broker quotes obtained from four different dealers in Eksportfinans’ benchmark program.

Commercial paper debt:

Fair value of commercial paper debt (CP) is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves. Interest rate curves are obtained from market sources and credit spreads are based on initial margin relative to LIBOR at the time of borrowing. Eksportfinans has no outstanding CP balance as of year-end 2012.

Subordinated debt and capital contribution securities:

Fair value of subordinated bond debt and capital contribution securities are established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from market participants. The credit spreads are obtained from the arranger banks for the capital contribution securities. For the subordinated debt we use the same credit spreads as quoted for our traded unstructured debt of same maturity and currency. Quotes come either as credit spreads relative to USD swap rates or the Gilt curve, or as a quoted fair value price. For quotes received in the form of credit spreads, appropriate net present value calculations derive the fair value of the security, using the quoted credit spread relative to the corresponding curve. The Company considers the spread and price quotes obtained as unobservable input to the valuation. Increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of subordinated debt by approx NOK 65 thousands and capital contribution securities by approximately NOK 3 million as of December 31, 2012 compared to NOK 0.5 million and NOK 5 million respectively as of December 31, 2011.

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

Loans and receivables that do not trade frequently or in sufficient volumes to be classified in level 1 but where nothing but observable market data (such as interest rate levels and published spread indices) and well known discounting methods are used are classified as level 2. Loans and receivables where credit spreads at a reporting date is a function of initial over the counter negotiated spreads and subjective adjustments to input such as rating changes are classified as level 3. Short term deposits are classified as level 1.

Securities consist of bonds in our liquidity portfolios which are classified as level 2 as they are valued using index mappings or adjusted market prices such as the median of several quotes not necessarily public obtainable.

Financial derivatives are either normal interest rate- or currency swaps classified in level 2 as standard discounting of observable inputs is used in the valuation, or structured swaps classified as level 3 where unobservable inputs such as correlations and volatilities are used in model valuations.

The below tables set forth Eksportfinans trading assets and liabilities and other financial assets and liabilities accounted for at fair value under the fair value option. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Other assets are collateral paid to swap counterparties (as specified in note 28.2) and are classified as level 2.

Financial assets measured at fair value through profit or loss:

December 31, 2012
(NOK thousands)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	912,091	24,687,542	525,542	26,125,175
Loans due from customers	0	3,664,976	39,372,552	43,037,528
Securities	0	41,785,086	0	41,785,086
Financial derivatives	0	6,341,759	4,541,863	10,883,622
Other assets	0	5,445,157	0	5,445,157
Total fair value as at December 31, 2012	912,091	81,924,520	44,439,957	127,276,568

December 31, 2011
(NOK thousands)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	1,899,308	36,716,203	1,335,105	39,950,616
Loans due from customers	0	4,937,422	56,420,879	61,358,301
Securities	0	51,908,412	0	51,908,412
Financial derivatives	0	13,188,079	6,258,210	19,446,289
Other assets	0	4,612,500	0	4,612,500
Total fair value as at December 31, 2011	1,899,308	111,362,616	64,014,194	177,276,118

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

Financial liabilities measured at fair value through profit or loss:

December 31, 2012
(NOK thousands)	Level 1	Level 2	Level 3	Total
Deposits by credit institutions	0	0	0	0
Commercial paper debt	0	0	0	0
Unstructured bond debt	0	40,599,469	0	40,599,469
Structured bond debt	0	0	42,275,265	42,275,265
Financial derivatives	0	4,215,720	5,126,980	9,342,700
Other liabilities	0	7,975,048	0	7,975,048
Subordinated debt	0	0	990,327	990,327
Capital contribution securities	0	0	449,790	449,790
Total fair value as at December 31, 2012	0	52,790,237	48,842,362	101,632,599

December 31, 2011
(NOK thousands)	Level 1	Level 2	Level 3	Total
Deposits by credit institutions	0	574	0	574
Commercial paper debt	0	5,762,049	0	5,762,049
Unstructured bond debt	0	45,463,708	0	45,463,708
Structured bond debt	0	0	54,053,305	54,053,305
Financial derivatives	0	2,639,873	11,230,669	13,870,542
Other liabilities	709,553	9,804,756	0	10,514,309
Subordinated debt	0	0	1,039,230	1,039,230
Capital contribution securities	0	0	348,109	348,109
Total fair value as at December 31, 2011	709,553	63,670,960	66,671,313	131,051,826

The movements of level 3 assets and liabilities are shown as follows:

Financial assets measured at fair value through profit or loss based on level 3 inputs:

(NOK thousands)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance January 1, 2012	1,335,105	56,420,879	6,258,210	64,014,194
Total gains or losses *)	(14,131)	(1,020,887)	203,919	(831,099)
Issues	0	2,693,011	0	2,693,011
Settlements	(795,432)	(18,720,451)	(1,920,266)	(21,436,149)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0
Closing balance December 31, 2012	525,542	39,372,552	4,541,863	44,439,957
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	(47,256)	49,862	(593,490)	(590,884)

Opening balance January 1, 2011	1,950,988	44,178,329	7,119,835	53,249,152
Total gains or losses *)	23,698	531,413	2,527,446	3,082,557
Issues	21,329	22,020,967	0	22,042,295
Settlements	(660,910)	(10,309,830)	(3,389,071)	(14,359,811)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0
Closing balance December 31, 2011	1,335,105	56,420,879	6,258,210	64,014,194
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	(68,812)	62,087	(1,710,022)	(1,716,747)

*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

Financial liabilities measured at fair value through profit or loss based on level 3 inputs:

(NOK thousands)	Bond debt	Financial derivatives	Subordinated debt	Capital contribution securities	Total
Opening balance January 1, 2012	54,053,305	11,230,669	1,039,230	348,109	66,671,313
Total gains or losses *)	13,974,722	(3,368,719)	(48,903)	101,681	10,658,781
Issues	0	0	0	0	0
Settlements	(25,752,762)	(2,734,970)	0	0	(28,487,732)
Transfers into Level 3	0	0	0	0	0
Transfers out of Level 3	0	0	0	0	0
Closing balance December 31, 2012	42,275,265	5,126,980	990,327	449,790	48,842,362
Total gains or losses *) for the period in profit or loss for liabilities outstanding at the end of the reporting period	20,420,206	(9,108,741)	(18,941)	23,055	11,315,579

(NOK thousands)	Bond debt	Financial derivatives	Subordinated debt	Capital contribution securities	Total
Opening balance January 1, 2011	88,843,817	10,247,427	1,638,650	417,128	101,147,022
Total gains or losses *)	(29,404,379)	5,127,041	(186,544)	(69,019)	(24,532,901)
Issues	41,845,264	0	0	0	41,845,264
Settlements	(47,231,397)	(4,143,799)	(412,876)	0	(51,788,072)
Transfers into Level 3	0	0	0	0	0
Transfers out of Level 3	0	0	0	0	0
Closing balance December 31, 2011	54,053,305	11,230,669	1,039,230	348,109	66,671,313
Total gains or losses *) for the period in profit or loss for liabilities outstanding at the end of the reporting period	48,861,223	(20,645,321)	123,557	139,817	28,479,276

*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

4.3	Measurement categories

The classes of financial instrument fall into the following measurement categories (carrying amounts in NOK thousands):

	2012				2011
FINANCIAL ASSETS	FVO1)	HFT2)	L&R3)	TOTAL	FVO1)	HFT2)	L&R3)	TOTAL
Loans due from credit institutions	26,125,175	0	285,042	26,410,217	39,950,616	0	389,147	40,339,763
Loans due from customers	43,037,528	0	28,841,657	71,879,185	61,358,301	0	35,182,920	96,541,221
Securities	2,288,940	34,417,864	0	36,706,804	11,955,114	39,953,298	0	51,908,412
Repurchase receivables	2,458,586	2,619,696	0	5,078,282	0	0	0	0
Financial derivatives		10,883,622	0	10,883,622	0	19,446,289	0	19,446,289
Other assets	5,445,157	0	786,908	6,232,065	4,612,500	0	854,537	5,467,037
TOTAL	79,355,386	47,921,182	29,913,607	157,190,175	117,876,531	59,399,587	36,426,604	213,702,722

FINANCIAL LIABILITIES	FVO1)	HFT2)	OLB4)	TOTAL	FVO1)	HFT2)	OLB4)	TOTAL
Deposits by credit institutions	0	0	4,475,776	4,475,776	574	0	0	574
Commercial paper debt	0	0	0	0	5,762,049	0	0	5,762,049
Non-strucured bond debt	72,160,129	0	0	72,160,129	83,348,667	0	0	83,348,667
Structured bond debt	10,714,605	0	29,668,267	40,382,872	16,168,346	0	36,209,542	52,377,888
Financial derivatives	0	9,342,700	0	9,342,700	0	13,870,542	0	13,870,542
Other liabilities	7,975,048	0	157,803	8,132,851	10,514,309	0	207,300	10,721,609
Subordinated debt	990,327	0	0	990,327	1,039,230	0	0	1,039,230
Capital contribution securities	449,790	0	0	449,790	348,109	0	0	348,109
TOTAL	92,289,899	9,342,700	34,301,846	135,934,445	117,181,284	13,870,542	36,416,842	167,468,668

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

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	December 31, 2012		December 31, 2011
(NOK thousands)	Fair value	Carrying value	Fair value	Carrying value
ASSETS
Loans due from credit institutions	26,370,299	26,410,217	40,333,637	40,339,763
Loans due from customers	77,237,809	71,879,185	103,031,274	96,541,221
Securities	36,706,804	36,706,804	51,908,412	51,908,412
Repurchase receivable	5,078,282	5,078,282
Financial derivatives	10,883,622	10,883,622	19,446,289	19,446,289
Other assets	6,232,065	6,232,065	5,467,037	5,467,037

LIABILITIES
Deposits by credit institutions	4,475,776	4,475,776	574	574
Commercial paper debt	0	0	5,762,049	5,762,049
Non-structured bond debt	72,160,129	72,160,129	83,348,667	83,348,667
Structured bond debt	44,608,714	40,382,872	57,056,633	52,377,888
Financial derivatives	9,342,700	9,342,700	13,870,542	13,870,542
Other liabilities	8,144,578	8,132,853	10,736,227	10,721,609
Subordinated debt	990,327	990,327	1,039,230	1,039,230
Capital contribution securities	449,790	449,790	348,109	348,109

5	NET GAINS/(LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE

Net realized and unrealized gains/(losses) on financial instruments at fair value:

(NOK thousands)	2012	2011	2010
Securities 1)	69,164	(118,972)	18,029
Financial derivatives	(70,788)	(92,475)	(138,798)
Other financial instruments at fair value	(1,561)	69,828	71,594
Net realized gains/(losses)	(3,185)	(141,619)	(49,175)

Loans due from credit institutions	228,030	(30,938)	(40,829)
Loans due from customers	(13,509)	66,367	(27,794)
Securities 2)	1,168,922	(208,279)	183,311
Financial derivatives 3)	10,917,826	(2,353,497)	(3,672,205)
Commercial paper debt 4)	(1,499)	1,258	782
Bond debt 4)	(37,865,791)	42,730,919	2,997,493
Subordinated debt and capital contribution securities 4)	(259,261)	321,800	(1,042)
Other financial instruments at fair value	12,814	(12,597)	6,384
Net unrealized gains/(losses)	(25,812,468)	40,515,033	(553,900)

NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(25,815,653)	40,373,414	(603,075)

1)	Net realized gains/(losses) on securities:

(NOK thousands)	2012	2011	2010
Securities held for trading	42,617	(18,828)	14,009
Securities designated as at fair value at initial recognition	26,547	(100,144)	4,020
TOTAL	69,164	(118,972)	18,029

2)	Net unrealized gains/(losses) on securities:
(NOK thousands)	2012	2011	2010
Securities held for trading	884,369	(360,115)	30,306
Securities designated as at fair value at initial recognition	284,553	151,836	153,005
TOTAL	1,168,922	(208,279)	183,311

3)	The Portfolio Hedge Agreement entered into in March 2008, further described in note 12 of this report, is included with a loss of NOK 1,251 million in 2012 and a gain of NOK 57 million in 2011.
4)	In 2012, Eksportfinans had an unrealized loss of NOK 38,127 million (gain of NOK 43,054 million in 2011) on its own debt.

See note 29.4 for a presentation of the above tables through the eyes of management.

6	LEASES

Eksportfinans ASA leases parts of its office building to unrelated parties under operating lease contracts, with lease terms generally between five and ten years. The future minimum lease payments receivable under non-cancelable operating leases in the aggregate and for each of the following periods is shown in the table below:

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011
Up to and including one year	9,546	7,592
From 1 year up to and including 3 years	20,622	15,024
From 3 years up to and including 5 years	10,052	6,375
After 5 years *)	21,190	494
TOTAL PAYMENTS RECEIVABLE	61,410	29,485

*) Beginning July 1, 2013 Electromagnetic Geoservice will lease part of our office building, with a 10 year lease contract.

7	OTHER INCOME

(NOK thousands)	2012	2011	2010
Rental income	1,673	1,532	1,496
Rental income investment property	6,392	5,780	5,326
Services to The Norwegian State, the Ministry of Trade and Industry *)	54,108	8,600	0
Other income /(expenses) **)	(2,071)	175	0
TOTAL	60,102	16,087	6,822

*) The income from The Norwegian State, the Ministry of Trade and Industry relates to management services on the 108 scheme amounting to NOK 54,108 thousands from 1. January to 30. June 2012 and NOK 8,600 thousands for December 2011.

**) 2012 amount include NOK 2,202 thousand related to impairment on eFunding software and hardware. See also note 14, intangible assets.

8	EMPLOYEE RETIREMENT PLAN

Until 2011, Eksportfinans had a defined benefit occupational scheme for all employees in the form of a pension scheme. As of 31 December 2011 this defined benefit occupational scheme was closed and replaced by a defined contribution plan.

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

The actuarial calculations are based on the following assumptions:

EXPENSES			COMMITMENTS
2012	2011	(Percent)	Dec. 31, 2012	Dec. 31, 2011
2.60	4.00	Discount rate	3.80	2.60
4.10	5.40	Expected return on plan assets	3.80	4.10
3.50	4.00	Future salary increases	3.50	3.50
3.25	3.75	Future basic amount increase	3.25	3.25
2.25	2.25	Future pension increases	2.25	2.25
K2005 adj.	K2005 adj.	Demographic assumption about mortality rate *)	K2005 adj.	K2005 adj.

*) Statistical assumptions about mortality, as officially calculated in 2005.

The Company has changed the basis for estimating discount rates. As of December 31, 2012, interest rates on high quality corporate bonds are used as an estimate for the discount rate. Previously discount rates were based on long term Norwegian Government bonds.

The pension expenses consist of the following components:

(NOK thousands)	2012	2011	2010
Current service cost	16,188	16,869	14,568
Interest cost	7,091	8,360	7,772
Expected return on plan assets	(4,260)	(6,488)	(6,086)
Curtailment	(33,329)	(8,104)	(3,954)
Amortization of past service cost	211	211	3,810
Amortization of actuarial (gains)/losses	6,609	4,898	341
Social security tax	(6,626)	2,652	2,309
TOTAL PENSION EXPENSES	(14,116)	18,398	18,760

The amounts in the balance sheet are determined as follows:

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011

Present value of funded obligations	156,248	247,871
Fair value of plan assets	124,867	129,655
Underfunded/(funded) status of funded obligations	31,381	118,216

Present value of unfunded obligations	48,562	66,287
Underfunded/(funded) status of all obligations	79,943	184,503

Unrecorded past service cost	(193)	(404)
Unrecorded actuarial (gains)/losses	(13,264)	(101,618)
NET PENSION LIABILITY	66,486	82,481

Pension liabilities in the balance sheet	67,182	83,517
Prepaid pension cost in the balance sheet	696	1,036
NET PENSION LIABILITY	66,486	82,481
Social security tax included	(3,473)	13,241

The decrease in present value of funded obligations is due to the reduction of members in the pension plan and an increased discount rate.

The movement in the defined benefit obligation over the year is as follows:

(NOK thousands)	2012	2011	2010
Beginning of year	314,159	222,177	188,473
Current service cost, excluding social security taxes	16,188	16,869	14,568
Interest cost	7,090	8,360	7,772
Past service cost	0	0	2,101
Actuarial losses/(gains)	(49,938)	78,161	16,795
Social security tax	(6,858)	1,074	677
Benefits paid	(9,763)	(4,378)	(4,255)
Curtailments	(106,903)	(8,104)	(3,954)
OBLIGATION AT AND OF YEAR	163,975	314,159	222,177

Curtailments are mainly related to reduction of members in the pension plan.

The contributions expected to be paid to the Company’s pension schemes in 2013 is NOK 4 million.

The movement in the fair value of plan assets of the year is as follows:

(NOK thousands)	2012	2011	2010
Beginning of year	129,655	116,513	101,535
Expected return on plan assets	4,278	6,488	6,086
Actuarial gains/(losses)	(928)	(166)	1,573
Employer contributions	0	9,215	9,474
Benefits paid	(8,138)	(2,395)	(2,155)
ASSETS AT END OF YEAR	124,867	129,655	116,513

Plan assets are invested as follows (according to regulatory guidelines established for life insurance companies):

(Percent)	Dec. 31, 2012	Dec. 31, 2011
Equity securities	7	20
Debt securities	73	59
Property	18	18
Other assets	2	3
TOTAL PLAN ASSETS	100	100

(Percent)	2012	2011
Actual return on plan assets	5.6	3.7

Historical development of the pension liabilities:

	December 31,
(NOK thousands)	2012	2011	2010	2009	2008

Present value of defined benefit obligations	163,975	314,159	222,177	188,473	158,525
Fair value of plan assets	124,867	129,655	116,513	101,535	95,373
Pension plan deficit/(surplus)	39,108	184,504	105,664	86,938	63,152

Unrecorded actuarial (gains)/losses and past service cost	27,378	(102,023)	(28,805)	(15,633)	2,026

NET RECORDED PENSION LIABILITY/(ASSET)	66,486	82,481	76,859	71,305	65,178

Actuarial losses/(gains) for the year related to obligations	(49,938)	78,161	16,795	12,913	606
Actuarial gains/(losses) for the year related to assets	(928)	166	1,573	(5,367)	(9,133)

9	SALARIES AND OTHER ADMINISTRATIVE EXPENSES

(NOK thousands)	2012	2011	2010
Salaries, pension expenses and social security	80,894	137,043	116,892
Administrative expenses	37,586	44,460	40,481
TOTAL	118,480	181,503	157,373

10 OTHER EXPENSES

(NOK thousands)	2012	2011	2010
Building service	2,941	4,998	5,171
Building service investment property	485	659	1,054
Other expenses	4,910	6,506	8,039
TOTAL	8,336	12,163	14,264

11	INCOME TAXES

Taxes payable:

(NOK thousands)	2012	2011	2010

Pre-tax operating profit/(loss)	(24,659,396)	41,720,838	622,513
Permanent differences	905	1,366	982
Change in temporary differences	25,794,334	(40,667,134)	716,641
Taxable income	1,135,843	1,055,070	40,136

Current taxes	318,905	295,510	375,238
Change in last year’s tax provision	0	0	(60)
Change in deferred taxes	(7,222,414)	11,386,762	(200,659)
Total income taxes in income statement	(6,903,509)	11,682,272	174,519

Current taxes in statement of income	318,905	295,510	375,238
Withholding tax already paid	(845)	(745)	(864)
Taxes prepaid	(869)	0	(776)
Taxes payable in balance sheet	317,191	294,765	373,598

Deferred taxe liability / deferred tax assets:

(NOK thousands)	2012	2011	2010

Deferred tax/(deferred tax assets) beginning of year	11,343,069	(43,729)	156,931

Depreciation of revaluation of property	(4,325)	(5,179)	(3,470)
Mark-to-market adjustments financial instruments	(25,813,465)	40,517,470	(559,098)
Realization of interest swaps according to tax rules	1,194	155,538	(145,801)
Excess book value over tax depreciation	6,267	4,927	(2,718)
Employee retirement plan	15,995	(5,622)	(5,554)
Change in tax-increasing temporary differences	(25,794,334)	40,667,134	(716,640)
Applied tax rate	28%	28%	28%
Tax on changes in temporary differences	(7,222,414)	11,386,134	(200,659)
Deferred tax liability/(deferred tax assets) end of year	4,120,655	11,343,069	(43,729)

Temporary differences:

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010

Revaluation of property	118,806	123,131	128,309
Mark-to-market adjustments financial instruments	13,861,160	39,674,625	(842,846)
Realization of interest swaps according to tax rules	818,178	816,984	661,446
Excess book value over tax depreciation	(15,034)	(21,299)	(26,226)
Employee retirement plan	(66,486)	(82,481)	(76,859)
Total tax-increasing temporary differences	14,716,624	40,510,960	(156,176)

Tax on temporary differences	4,120,655	11,343,069	(43,729)
F-23

Reconciliation of income taxes:

(NOK thousands)	2012	2011	2010

Pre-tax operating profit/(loss) from continuing operations	(24,659,396)	41,720,838	622,513
Tax calculated at a 28 % nominal tax rate	(6,904,631)	11,681,835	174,304

Expenses not deductible for tax purposes	905	1,366	982
Other items	3,100	0	(214)
Reconciliation items	4,005	1,366	768

Tax effect on reconciliation items	1,121	382	215
Taxes / (tax income) in the income statement	(6,903,509)	11,682,217	174,519

Effective tax rate of taxes in the income statement	28.0%	28.0%	28.0%
Tax effect from reconciliation items above	0.0%	0.0%	0.0%
Tax rate after reconciliation	28.0%	28.0%	28.0%

Applicable tax rate	28.0%	28.0%	28.0%
Difference	0.0%	0.0%	0.0%

12	FINANCIAL DERIVATIVES

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

The credit risk related to existing agreements is considered to be low, as all parties involved are major Norwegian and international financial institutions. All derivative transactions are traded under ISDA (International Swaps and Derivatives Association) agreements. For the majority of the derivative counterparties Eksportfinans has entered into credit support annexes (CSAs) represented as annexes in the ISDA agreements. These CSAs enable Eksportfinans to call for collateral if the derivative exposure exceeds set limits. The same strict requirements and monitoring procedures in force for loan guarantees also apply to the Company’s counterparties under agreements related to financial derivatives. The risk of non-performance is considered in the estimates of fair value of derivative assets and liabilities.

Eksportfinans has CSA agreements with 46 different counterparties as of December 31, 2012, about the same as of December 31, 2011. As of December 31, 2012, more than 89 percent of the CSA's have daily collateral exchange, compared with more than 80 percent as of December 31, 2011. Eksportfinans accepts only cash as collateral. As of December 31, 2012, 99 percent of total number of derivative transactions and 93 percent of total derivative exposures are covered under CSA agreements, about the same as of December 31, 2011.

The following overview of financial derivatives shows the nominal gross amounts and the fair value of the agreements involved:

	Dec. 31, 2012		Dec. 31, 2011
(NOK thousands)	Notional	Fair value	Notional	Fair value
Interest rate derivatives	109,393,838	1,893,849	143,005,467	2,874,452
Currency rate derivatives	30,773,323	(744,777)	56,523,946	1,995,844
Interest and currency rate derivatives	87,707,127	3,035,755	111,190,542	6,301,838
Equity derivatives	25,266,801	(2,295,009)	44,291,142	(6,059,274)
Portfolio Hedge Agreement	5,000,000	(222,604)	5,000,000	963,115
108 derivatives	35,702,254	(32,276)	48,207,293	(96,624)
Other financial derivatives	513,088	(94,017)	3,289,676	(403,604)
TOTAL	294,356,431	1,540,922	411,508,066	5,575,747

Financial derivatives assets		10,883,622		19,446,289
Financial derivatives liabilities		9,342,700		13,870,542
NET DERIVATIVES		1,540,922		5,575,747

The notional is defined as the principal amount of the agreement at year-end.

Interest rate derivatives cover:

•	Interest rate swaps – agreements to swap the nominal interest rates payable within a certain period.
•	Forward rate agreements (FRAs) – agreements that fix the rate of interest to a nominal amount for a future period.
•	Agreements that set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.

Currency rate derivatives cover:

•	Forward purchases/sales agreements – agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.
•	Short-term currency swap agreements (FX swaps) – agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.

Combined interest rate and foreign exchange rate derivatives cover:

•	Interest and foreign currency swaps – long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.

Interest and foreign exchange swaps combined with other interest and foreign currency derivatives include the following:

-	Agreements which set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.
-	Foreign currency options – agreements that offer the right – but no obligation – to sell or buy a certain nominal amount at a pre-determined rate.
-	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.
-	Call or put options – agreements that give the right to cancel the agreement before its maturity date, or to extend the agreement.

Equity derivatives cover:

•	Interest and foreign currency swaps combined with agreements that relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed-upon level.
•	Interest and foreign currency swaps combined with stock options – agreements that offer the right – but no obligation – to sell or purchase a defined number of shares at a pre-determined, agreed-upon price.

Portfolio hedge agreement (PHA):

•	The background for introducing a Portfolio Hedge Agreement (PHA) back in March 2008 was to mitigate the market risk in the Company’s investment portfolio. Unrealized losses in this portfolio significantly reduced the Company’s capital base. Continuing volatility in capital markets in general and risk for further deterioration of the Company’s capital base led to discussions on how to hedge the market risk in this portfolio. The Company was at the time of the opinion that the unrealized losses would reverse and that hedging in the market (e.g. through Credit Default Swaps) would be very expensive. By creating a tailor-made derivative with the majority of the owners that would offset market risk for the Company and at the same time give the owners all potential upside was seen as an optimal solution.
•	The negotiated PHA agreement indemnifies the Company’s former investment portfolio (now denoted the PHA portfolio) from losses from both market risk and credit risk. The indemnification covered further losses up to NOK 5 billion, as gains or losses from inception of the agreement and until the last security matures is at the risk of the guarantor syndicate. The NOK 5 billion limit of the guarantee is in fact a put option for the syndicate in that their potential losses are capped at NOK 5 billion while they have all the potential upside. The Company pays a monthly fee of NOK 5 million for the guarantee. The market value of the PHA agreement hence consists of three parts: the market value fluctuations of the underlying portfolio, the value of the put option, the net present value of the remaining monthly fees. The portfolio market value component of the PHA agreement offsets the changes in market value of the portfolio in the statement of financial position.
•	After considering the economic hedging impact of the PHA agreement, the Company is exposed to credit risk through the risk of potential defaults among syndicate members and both credit risk and market risk if the NOK 5 billion cap is reached. The default risk of syndicate members is monitored daily as part of the Company’s exposure monitoring. The probability of the PHA agreement reaching the cap of the indemnification is currently negligible. Since inception of the agreement this probability has had a maximum of approximately 0.5 percent in November 2008 where around NOK 2.7 billion of the NOK 5 billion was utilized. Currently, Eksportfinans owe NOK 223 to the guarantors. Furthermore, the portfolio is currently smaller due to maturities (no additional investments are done in the portfolio) further reducing the probability of reaching the cap.

108 Agreement derivatives:

•	The 108 Agreement is a government supported arrangement to facilitate lending to companies involved in the Norwegian export industry. It provides coverage of interest rate risk and foreign exchange risk for qualifying lending, borrowing and liquidity. The aim of the Agreement is to provide a fixed Norwegian krone based margin on qualifying OECD loans by compensating for interest rates and foreign currency differences between the lending and the funding. Settlement accounts are utilized to keep track of differences between actual amounts of lending and borrowing rates and the margin stipulated by the agreement. The net amount of settlement to be refunded by the government is included in the line item ”Other assets” in the statement of financial position.
•	Certain components of the 108 Agreement which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the 108 Agreement due to differences in interest rates and foreign exchange rates, meet the definition of financial derivatives in IAS 39. The following summarizes the accounting treatment for the different features of the 108 Agreement:
-	The Government subsidies provided to the Company are treated as government grants in accordance with IAS 20. Government grants are recognized in income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis.
-	Those grants relating to the variable rate borrowing meet the definition of a derivative in accordance with IAS 39. On day 1, the derivative will be recorded on the balance sheet at fair value. The corresponding entry will be posted to 'deferred revenue' in accordance with the treatment for government grants noted above. On subsequent measurements of the derivative, the changes in its fair value is recorded in the income statement.

-	Those grants relating to fixed rate borrowings and loans and denominated in NOK currency, do not meet the definition of a derivative in accordance with IAS 39.
-	Grants denominated in a foreign currency meet the definition of a derivative in accordance with IAS 39. The foreign currency component would not be separated from the entire agreement contract. Therefore the valuation of the derivative would include the foreign currency component plus the fixed margin relating to the fixed rate loans and borrowings. Similar to the treatment described in the second bullet point above, the initial gain would be deferred and the subsequent changes in the fair value of the derivative would be recognized in the income statement.
•	The embedded derivatives in the 108 Agreement are recognized in the balance sheet as an asset or a liability depending on the net fair value of the derivatives at the reporting date.

Other financial derivatives cover:

•	Interest and foreign currency swaps combined with agreements that provide the option to receive physical securities (such as U.S. Treasury bonds) in exchange for the nominal amount of the agreement.
•	Credit linked swaps – interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in the form of one or several bonds.
•	Commodity derivatives – interest and foreign currency swaps combined with agreements which relate to the future price level of a commodity or commodity index in relation to a pre-determined agreed price.

The financial derivatives as described above are used in the risk management of the Company with the purpose of obtaining economic hedging. For a quantitative analysis of the impact of these economic hedging relationships, see note 29.4.

13	LOANS DUE FROM CREDIT INSTITUTIONS AND CUSTOMERS

Loans due from credit institutions:

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011
Cash equivalents 1)	9,265,361	13,402,592
Other bank deposits and claims on banks	1,104,889	1,299,987
Loans to other credit institutions, nominal amount 2)	16,434,751	26,252,031
Accrued interest on loans	3,487	11,240
Adjustment to fair value on loans	(398,271)	(626,087)
TOTAL	26,410,217	40,339,763

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.

2) The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.

Loans due from customers:

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011
Loans due from customers, nominal amount	71,074,632	95,555,076
Accrued interest on loans	681,553	849,636
Adjustment to fair value on loans	123,000	136,509
TOTAL	71,879,185	96,541,221

Total loans:

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

(NOK thousands)	Dec. 31, 2011	Dec. 31, 2011
Loans due from other credit institutions	16,434,751	26,252,031
Loans due from customers	71,074,632	95,555,076
TOTAL NOMINAL AMOUNT	87,509,383	121,807,107

See note 2.5.2.2 for a description of which loans are measured at amortized cost and which are measured as at fair value through profit or loss.

Loans by categories:

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011
Commercial loans	59,157,911	87,207,744
Government-supported loans	28,351,472	34,599,363
TOTAL NOMINAL AMOUNT	87,509,383	121,807,107

Ships	34,147,933	44,988,623
Capital goods	23,973,451	33,991,328
Export-related and international activities *)	20,532,073	32,318,002
Direct loans to Norwegian local government sector	4,373,351	5,653,306
Municipal-related loans to other credit institutions	4,448,000	4,798,000
Loans to employees	34,575	57,848
TOTAL NOMINAL AMOUNT	87,509,383	121,807,107

Amount included that is expected to be settled after more than twelve months	64,804,740	97,962,712

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011
Renewable energy	5,493,750	5,493,750
Banking and finance	4,615,387	6,938,338
Shipping and aviation	4,284,437	5,233,464
Consumer goods	2,274,762	5,375,486
Infrastructure	1,333,232	1,059,523
Oil and gas	1,222,969	2,490,787
Real estate management	659,747	5,062,872
Environment	646,008	660,498
Other categories	1,781	3,284
TOTAL NOMINAL AMOUNT	20,532,073	32,318,002

14	INTANGIBLE ASSETS

The Company’s intangible assets consist mainly of software systems.

(NOK thousands)	Internally generated	Other intangible assets	Total

Book value at Jan. 1, 2011	4,819	15,390	20,209
Additions during the year	0	5,533	5,533
Depreciation during the year	2,219	7,217	9,436
Book value at Dec. 31, 2011	2,600	13,706	16,306

Cost at Dec. 31, 2011	14,786	84,963	99,749
Total accumulated depreciation at Dec. 31, 2011	12,186	71,257	83,443
Book value at Dec. 31, 2011	2,600	13,706	16,306

Book value at Jan. 1, 2012	2,600	13,706	16,306
Additions during the year	0	415	415
Disposals during the year	0		0
Impairment *)	2,115	0	2,115
Depreciation during the year	485	4,840	5,325
Book value at Dec. 31, 2012	0	9,281	9,281

Cost at Dec. 31, 2012	14,786	85,378	100,164
Total accumulated depreciation at Dec. 31, 2012	14,786	76,097	90,883
Book value at Dec. 31, 2012	0	9,281	9,281

Useful life	3-7 years	3-7 years	3-7 years
Depreciation rates	14-33%	14-33%	14-33%

*) Relates to impairment of internally generated software system eFunding. See also note 7 other income.

Depreciation of intangible assets is included in the line item 'Depreciation' in the statement of comprehensive income.

15 PROPERTY, EQUIPMENT AND INVESTMENT PROPERTY

(NOK thousands)	Equipment	Buldings and land at own use	Investment property	Total

Book value at Jan. 1, 2011	9,193	125,793	69,726	204,712
Additions during the year	7,819	5,295	3,245	16,359
Disposals during the year	756	64	0	820
Depreciation during the year	2,945	4,775	2,926	10,646
Book value at Dec. 31, 2011	13,311	126,249	70,045	209,605

Cost at Dec. 31, 2011	94,086	155,241	87,813	337,140
Total accumulated depreciation at Dec. 31, 2011	80,775	28,992	17,768	127,535
Book value at Dec. 31, 2011	13,311	126,249	70,045	209,605

Book value at Jan. 1, 2012	13,311	126,249	70,045	209,605
Additions during the year	2,998	5,638	3,456	12,092
Disposals during the year	2,421	0	0	2,421
Depreciation during the year	3,073	5,697	3,491	12,261
Book value at Dec. 31, 2012	10,815	126,190	70,010	207,015

Cost at Dec. 31, 2012	94,663	160,879	91,269	346,811
Total accumulated depreciation at Dec. 31, 2012	83,848	34,689	21,259	139,796
Book value at Dec. 31, 2012	10,815	126,190	70,010	207,015

Useful life	3-7 years	4-67 years	4-67 years
Depreciation rates	14-33%	1.5-25%	1.5-25%

Income and expenses related to the investment property are specified in note 7 and 10 respectively.

The fair value of the investment property at the balance sheet date is estimated to approximately NOK 141 million. This is based on estimates prepared by a qualified, independent value as of January 21, 2013.

16	OTHER ASSETS

(NOK thousands)	Dec. 31,2012	Dec. 31,2011
Settlement account 108 Agreement	753,332	822,513
Cash collateral	5,445,157	4,612,500
Other	33,576	32,024
TOTAL	6,232,065	5,467,037

17	BORROWINGS THROUGH THE ISSUE OF SECURITIES

As a result of the November 18, 2011 decision, the Company has not funded in the capital markets, but expects that the transactions in the existing funding portfolio will be repaid at maturity.

Until November 18, 2011 Eksportfinans’ long term funding strategy had been to be a frequent and diversified issuer in terms of markets and investors. The Company had been funding itself through the issuance of bond debt and commercial paper in the international capital markets. Bond debt was primarily issued off the company’s Euro Medium Term Note Programme as well as its US Medium Term Note Program. Commercial paper was issued using the company’s US Commercial Paper Program as well as its Euro Commercial Paper Program.

In its outstanding debt portfolio the company has public benchmark bonds (primarily in USD) as well as smaller medium term notes / private placements. Public benchmark bonds are driven by the Company and are designed to manage the company’s liquidity position in terms of size and maturity. Medium term notes / private placements are generally issued on an investor reverse enquiry basis and tend to be smaller and shorter in maturity by nature and in a number of currencies. These bonds range from being plain vanilla to having a structured coupon and / or redemption amount. The type of structure is dictated by the investor and can be issued by the Company providing it meets with internal approval and risk systems. All funding transactions have been arranged by dealers from the Company’s debt issuance programs; the Company does not arrange any of its own bond issues and does not discuss terms directly with investors on specific transactions.

All bond debt issuance is swapped back into Libor in one of the company’s base currencies; US Dollar, Euro or Norwegian Kroner. The Company does not take market views through its bond debt issuance and hedges itself against market risk on a trade by trade basis.

No funding was raised in the capital markets in 2012. Total new funding in 2011 amounted to NOK 51.6 billion through 380 individual bond .

Commercial paper can be used for bridge financing as and when required.

Outstanding amounts and interest rates related to bond debt and commercial paper debt:

(NOK thousands)	2012	2011
Amount outstanding at year-end	112,543,001	141,488,604
Maximum amount oustanding	142,372,932	194,078,602
Average amount outstanding	123,497,183	180,067,308
Average interest rate	2.27%	2.10%

Structure composition of bond debt and commercial paper debt:

(NOK thousands)	2012	2011
Non-structured	72,160,129	89,110,716
Equity linked	19,665,208	28,408,745
Foreign exchange linked	14,621,898	10,045,952
Commodity linked	40,181	2,538,399
Other structures	6,055,585	11,384,792
TOTAL	112,543,001	141,488,604

18	LOANS TO ELECTED OFFICERS

No loans have been provided to any elected officers, except for loans to the employees’ representatives, which are included in loans to employees in note 13.

To companies in which Eksportfinans’ board members, members of control committee or chairman of the council of representatives are board members, no loans provided as of December 31, 2012 and three loans totaling NOK 1,463 million had been provided as of December 31, 2011.

Bank deposits are not defined as loans. These loans are granted as loans at ordinary terms to customers.

19	PROVISIONS

(NOK thousands)	Dec. 31,2012	Dec. 31,2011
Pensions	67,182	95,466
Salaries and social security	28,793	32,575
TOTAL	95,975	128,041

20 OTHER LIABILITIES

(NOK thousands)	Dec. 31,2012	Dec. 31,2011
Grants to mixed credits	339,304	335,810
Cash collateral	7,698,830	10,259,849
Other short-term liabilities	94,719	125,950
TOTAL	8,132,853	10,721,609

21	SUBORDINATED DEBT

(NOK thousands)	Dec 31, 2012	Dec 31, 2011
JPY 15 billion, 4.80%, due 2015	990,327	1,039,230
TOTAL	990,327	1,638,650

The conditions comply with the requirements of The Financial Supervisory Authority of Norway (the NFSA)) for additional capital.

22	CAPITAL CONTRIBUTION SECURITIES

The Company’s capital contribution securities consist of one loan of GBP 50 million at 5.918 percent fixed rate per annum. Under a 10-year swap agreement that has been arranged for the loan, the Company’s interest obligation is at a variable rate.

The capital contribution securities are perpetuals, but the Company has a unilateral right to call the securities at February 19, 2013 and every third month thereafter, at face value. This unilateral right was called at February 19, 2013, see note 37.The conditions comply with the requirements of the NFSA for core capital.

23	SHAREHOLDERS

At the end of 2012, Eksportfinans ASA had a share capital of NOK 2,771,097 thousand, divided into 263,914 authorized shares of nominal value NOK 10,500. All shares are fully paid.

	December 31, 2012		December 31, 2011
	Number of shares	Ownership percentage	Number of shares	Ownership percentage
DNB Bank ASA	105,557	40.00	105,557	40.00
Nordea Bank Norge ASA	61,246	23.21	61,246	23.21
The Norwegian State, the Ministry of Trade and Industry	39,587	15.00	39,587	15.00
Danske Bank A/S	21,348	8.09	21,348	8.09
Sparebanken Øst	12,787	4.84	12,787	4.84
Sparebanken Møre	3,551	1.35	3,551	1.35
Sparebanken 1 Hedmark	3,499	1.33	3,499	1.33
Sparebanken Sør	3,497	1.32	3,497	1.32
Sparebanken Sogn og Fjordane	3,478	1.31	3,478	1.31
Sparebanken Vest	2,638	1.00	2,638	1.00
SpareBank 1 SMN	1,857	0.70	1,857	0.70
Voss Veksel og Landmandsbank ASA	1,050	0.40	1,050	0.40
Fana Sparebank	943	0.36	943	0.36
Handelsbanken	563	0.21	563	0.21
Sparebanken Pluss	529	0.20	529	0.20
Helgeland Sparebank	377	0.14	377	0.14
SpareBank 1 Ringerike Hadeland	329	0.13	329	0.13
Sparebank 1 Søre Sunnmøre	296	0.11	296	0.11
SpareBank 1 Modum	188	0.07	188	0.07
SpareBank 1 Buskerud-Vestfold	188	0.07	188	0.07
SpareBank 1 Nøtterøy-Tønsberg	174	0.06	174	0.06
Haugesund Sparebank	94	0.04	94	0.04
BNP Paribas, Oslo Branch	83	0.03	83	0.03
SpareBank 1 Østfold Akershus	38	0.02	38	0.02
Skudenes & Aakra Sparebank	17	0.01	17	0.01
TOTAL	263,914	100	263,914	100

There exists only one class of shares. One share represents one vote. There exists no regulatory or other restriction on any shareholder to exercise their voting rights.

A shareholder agreement exists between the major (over 20% ownership percentage) and some of the minor shareholders, whereby they have given each other the priority to acquire any shares the others may sell in Eksportfinans ASA. The shareholder agreement comprises 71 percent of the shares.

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

Capital adequacy is rising and currently above the internally set risk capital level. Through the ICAAP-process, the board has decided that the company should aim for a risk capital level of about NOK 5.6 billion, including NOK 2.2 billion to cover large exposure regulations. Dividends are determined with the aim to ensure an adequate level of capital for Eksportfinans as well as a satisfactory return for the shareholders. On February 27, 2013, the Board proposed not to pay any dividend related to the fiscal year 2012.

During the past year, Eksportfinans has complied with all its statutory capital requirements.

Risk capital:

(NOK thousands and as percentage of risk-weighted assets and off-balance sheet items)

	Dec. 31, 2012		Dec. 31, 2011
Share capital	2,771,097		2,771,097
Share premium reserve	176,597		176,597
Reserve for unrealized gains	10,713,189		29,363,249
Other equity	3,277,320		2,383,147
Total equity	16,938,203		34,694,090
Declared dividends
Capital contribution securities	0		464,145
Deductions	11,632,569		30,378,945
Additions	8,287		6,899
Total core capital	5,313,921	25.0%	4,786,189	16.1%

Subordinated debt	581,823		928,620
Additions	46,097		46,097
Additional capital	627,920	3.0%	974,717	3.3%

Total risk capital	5,941,841	28.0%	5,760,906	19.4%

Risk-weighted balance sheet and off-balance sheet items:

(NOK thousands)	Dec. 31, 2012		Dec. 31, 2011
	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	26,410,217	5,282,043	40,339,763	8,067,953
Loans due from customers	71,879,185	7,797,517	96,541,221	10,054,218
Securities	41,785,041	3,714,395	51,908,412	6,286,291
of which held for trading	37,037,515	2,806,923	39,953,298	4,012,764
Financial derivatives	10,883,622	1,663,896	19,446,289	2,353,802
Other assets	6,448,406	168,605	5,692,948	170,728
Total assets on balance sheet	157,406,471	18,626,457	213,928,633	26,932,991

Off-balance sheet items		152,194		304,406
Operational risk		2,464,606		2,423,707
TOTAL RISK-WEIGHTED VALUE		21,243,257		29,661,104

26	CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011
Balances with Norwegian banks	351,904	101,077
Balances with foreign banks	913,005	1,797,074
Bank deposits with maturity less than three months	8,000,451	11,504,441
TOTAL CASH AND CASH EQUIVALENTS	9,265,360	13,402,592

With the exception of cash, the amounts are included in the balance sheet line item ‘Loans due from credit institutions’.

27	FINANCIAL RISK MANAGEMENT

After the Government’s announcement to assume responsibility for the state-supported export financing scheme, Eksportfinans will manage its considerable portfolio of outstanding loans until maturity and does not currently anticipate engaging in new lending or funding activities, except for already granted loan commitments of NOK 292.6 million. A new state-owned and state-funded entity granting new loans was set up on July 1, 2012.

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

The team responsible for the day-to-day management of market risk is referred to as the internal bank which reports directly to the CFO and is independent of the Risk Management Group overseeing risk. The internal bank has the operative responsibility of the main hedging activities in the market as well as controlling the liquidity by monitoring short term borrowing programs, asset-liability gaps, maturity gaps, market conditions and market projections. In addition to the day to day work of the Risk Management Group the Company has five risk committees.

Committees overseeing risk:

▪	The Group of Managing Directors
▪	The Credit Committee
▪	The Asset and Liability Committee
▪	The Product Approval Committee
▪	The Investment Committee

28	CREDIT RISK

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

Eksportfinans relies on domicile country as well as credit ratings and analyses from the major rating agencies (Fitch Ratings, Moody’s Investor Services and Standard & Poor’s) to monitor the credit quality of all guarantors and credit counterparties in the financial investments and derivatives portfolios. If a counterpart has no rating from any of the three international agencies, the Company uses internal ratings published by the Company’s main owner bank for some counterparties. These “shadow ratings” are well known and widely used in the market by other institutions. Reports are provided regularly to senior management and the Board. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other forms of support for the loans.

The following table presents loans by type of security/exposure:

(Percent)	Dec. 31, 2012	Dec. 31, 2011 (Revised)	Dec. 31, 2011	Dec. 31, 2010
Government guarantees	38.2	38.4	38.4	32.2
Loans to and guarantees from Norwegian local authorities	1.8	1.7	1.7	1.7
Public sector borrowers/guarantors	40.1	40.1	40.1	33.9
Guarantees from Norwegian banks	39.3	38.1	32.8	31.1
Loans to Norwegian banks	9.8	9.3	14.8	20.3
Guarantees from foreign banks	10.8	12.6	12.3	14.4
Other	0.0	0.0	0.0	0.3
TOTAL	100.0	100.0	100.0	100.0

Total nominal amount in NOK thousands (from note 13)	87,509,383	121,807,107	121,807,107	123,411,698

All guarantees obtained from banks to support Eksportfinans’ loans are unconditional and irrevocable, whereas government guarantees from the Norwegian Guarantee Institute for Export Credits (GIEK) are given subject to certain conditions and limitations, as discussed below.

Guarantees issued by GIEK and banks, generally cover principal, interest and, in most cases, interest on payments past due and expenses.

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

The following table shows posted and received collateral from these agreements:

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011
Posted	5,445,157	4,612,500
Received	(7,698,829)	(10,259,848)
NET AMOUNT	(2,253,672)	(5,647,348)

28.3	Credit risk exposure for derivatives per counterparty

Credit enhancements for securities exist in the form of the indemnification agreement (Portfolio Hedge Agreement – PHA) described in note 12. Credit quality of securities and loans are described in note 28.5.

Exposures related to payment guarantees and loan commitments are disclosed in note 30.3.

The collateralisation process implies a time lag between calculated market values of collateralized derivatives and transfer of collateral. Further as the transferor ultimately transfers a cash value based on their own opinion of the underlying market value there might be differences between what is received or paid and the Company's own calculations. Hence the collateral may not give a perfect hedge. The Company may be over collateralized against some counterparties and under collateralized towards others. The Company hence monitors both own- and counterparties calculated market values for derivatives against transferred cash collateral. The table below shows that the largest net credit exposure towards a single counterparty on a single measured working day taking collateral into account was approximately NOK 266 million in 2012 and NOK 500 million in 2011 respectively. As the table shows for both years this arose from the Company being under collateralized relative to our estimated market values of our derivatives.

Largest single counterparty credit exposure from derivatives after collateral

NOK thousands	2012		2011
Date of max net exposure	Jul 31st		Sep 30th
MTM of derivatives	266,057		566,890
Posted(-) / Received(+) collateral	0	*)	66,947
Net exposure	266,057		499,943
Max 10d VaR at 95% confidence level	413,070		962,709

*) Due to a minimum threshold of USD 50 million within the CSA agreement with this counterparty, the exchanged collateral is zero.

If a counterpart should disagree with our calculated demands or defaults future collateral transfers may cease. Eksportfinans estimates it will take a maximum of 10 days to replace a single counterparty derivative exposure such as in the Lehman case in 2008. Eksportfinans therefore also estimates a 95% significant adverse derivative evolution over ten days for each counterpart. While the net exposure line shows the actual worst recorded credit exposure the 10d VaR number shows the forecasted additional worst case given collateralization suddenly stops. The Company estimates that by 95% certainty the loss from derivative value fluctuations after a collateral exchange cease before replacement is less than approximately NOK 413 million at year-end 2012.

28.4	Loans past due or impaired

Due from credit institutions:

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011

Interest and principal instalment 1-30 days past due	0	0
Not matured principal on loans with payments 1-30 days past due	0	0

Interest and principal instalment 31-90 days past due	0	0
Not matured principal on loans with payments 31-90 days past due	0	0

Interest and principal instalment more than 90 days past due *)	485,076	497,759
Not matured principal on loans with payments more than 90 days past due	0	0

TOTAL LOANS THAT ARE PAST DUE	485,076	497,759

Relevant collateral or guarantees received	0	0
Estimated impairments on loans measured at amortized cost	313,844	344,947

*) NOK 485,076 thousand as of December 31, 2012 and NOK 497,759 thousands as of December 31, 2011 relates to direct exposure towards Icelandic banks, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. The fair value of these loans recognized in the balance sheet was NOK 171,232 thousand as of December 31, 2012 and NOK 152,812 thousands as of December 2011. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value‘. Apart from the fair value adjustments already recognized in the statement of comprehensive income, related to the exposure towards the Icelandic banks discussed above, the Company considers all other receivables to be secured in a satisfactory manner. For these transactions, amounting to NOK 259,257 thousands, the Norwegian Government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 83 percent of the amounts in default. The remaining 17 percent are guaranteed by private banks, most of them operating in Norway. Claims have already been submitted in accordance with the guarantees.

Due from customers:

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011

Interest and principal instalment 1-30 days past due	0	3,219
Not matured principal on loans with payments 1-30 days past due	0	8,129

Interest and principal instalment 31-90 days past due	12,929	25,223
Not matured principal on loans with payments 31-90 days past due	61,084	164,027

Interest and principal instalment more than 90 days past due	37,087	5,985
Not matured principal on loans with payments more than 90 days past due *)	148,157	17,442

TOTAL LOANS THAT ARE PAST DUE	259,257	224,025

Relevant collateral or guarantees received	259,257	224,025
Estimated impairments on loans measured at amortized cost	0	0

*) The increase in not matured principal on loans with payments more than 90 days past due is mainly caused by new loans.

28.5	Credit quality of securities and loans

Credit quality of securities

The tables below show the credit quality of debt securities, treasury bills and equivalents by rating agency designation, based on Standard & Poor’s, or their equivalent, credit rating of the issuers (securities and repurchase receivable in the balance sheet):

	December 31, 2012
(NOK thousands)	Treasury bills or equivalent	Trading securities *)	Other securities	Total amount	Total in %
AAA	3,068,294	12,143,258	0	15,211,552	36%
AA+ to AA-	895,535	7,617,129	0	8,512,664	20%
A+ to A-	0	9,159,218	1,474,032	10,633,250	25%
Lower than A-	0	2,238,528	2,475,724	4,714,252	11%
No international rating	0	2,041,792	671,576	2,713,368	6%
TOTAL	3,963,829	33,199,925	4,621,332	41,785,086	100%

	December 31, 2011
(NOK thousands)	Treasury bills or equivalent	Trading securities *)	Other securities	Total amount	Total in %
AAA	7,282,452	14,124,778	0	21,407,230	41%
AA+ to AA-	0	5,324,304	1,224,198	6,548,502	13%
A+ to A-	0	11,536,863	7,393,316	18,930,179	36%
Lower than A-	0	851,300	2,431,496	3,282,796	6%
No international rating	0	1,037,470	702,235	1,739,705	3%
TOTAL	7,282,452	32,874,715	11,751,245	51,908,412	100%

*) Trading securities is not the same as the Company’s trading portfolio, as the trading portfolio may include treasury bills or other equivalents. Other securities consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, asset-backed securities and some bonds issued by unrated Norwegian savings banks. Trading securities without international rating are issued by Norwegian savings banks. Trading securities with rating lower than A- and other securities with lower rating than A-/no international rating are all included in the PHA agreement. The issuers of securities or deposit-taking institutions are selected according to the same credit criteria as guarantors for loans.

Securities that are expected to be settled after more than twelve months from the balance sheet date amount to NOK 10,613 million as of December 31, 2012 (NOK 20,502 million as of December 31, 2011).

Credit quality of loans

	December 31, 2012
(NOK thousands)	Export lending Exposure	Municipal lending Exposure	Other *) Exposure	Total amount	Total in %
AAA	34,140,659	1,652,273	0	35,792,932	36%
AA+ to AA-	3,311,041	2,127,304	219,095	5,657,439	6%
A+ to A-	33,741,335	3,927,092	8,198,396	45,866,822	47%
Lower than A- **	4,238,779	0	706,467	4,945,246	5%
No international rating ***	4,301,593	1,390,084	335,285	6,026,962	6%
TOTAL	79,733,407	9,096,753	9,459,242	98,289,402	100%
* Includes depo and employee loans.
** Consists of NOK 3,553,236 Danske Bank Guarantess (BBB+) NOK 522,268 HSH Nordbank (BBB) exposure, NOK 488,851 Danmarks skibskreditt (BBB), NOK 227,637 i DVB Bank (BBB+), NOK 149,222 I Ringkjøbing Landbobank (BBB+)
*** Of the NOK 6,026,962 with "No international rating", is NOK 5,211,594 related to Norwegian Savings Banks with shadow rating; A 20%, A- 34%, BBB+ 41%, BBB 4%

	December 31, 2011
(NOK thousands)	Export lending Exposure	Municipal lending Exposure	Other *) Exposure	Total amount	Total in %
AAA	47,565,481	2,062,364	0	49,627,845	36%
AA+ to AA-	7,384,150	2,968,452	1,739,327	12,091,929	9%
A+ to A-	51,192,163	3,929,105	11,683,901	66,805,169	49%
Lower than A- **	1,313,284	225,901	0	1,539,185	1%
No international rating ***	5,246,831	1,482,179	57,848	6,786,858	5%
TOTAL	112,701,909	10,668,001	13,481,076	136,850,986	100%

* Includes depo and employee loans.
** Consists of NOK 950 million HSH Nordbank (BBB), NOK 614 million Storebrand Bank (BBB+) and exposure of NOK 5 million from other banks
*** Of the NOK 6,786,858 with "No international rating", NOK 6,157,676 is related to Norwegian Savings Banks with shadow rating; A 20%, A-26%, BBB+ 52%, BBB 1%

Credit quality of loans, based on credit rating of the guarantors:

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

Loans as at fair value through profit and loss:

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011
Maximum exposure to credit risk of loans and receivables	69,162,703	101,308,917
Change during the period in fair value of loans and receivables attributable to changes in credit spread	223,602	259,720
Accumulated change in fair value of loans and receivables attributable to changes in credit spread	(108,983)	(332,585)

Financial liabilities as at fair value through profit and loss:

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011
Amount contractually required to pay at maturity	110,256,053	154,572,669
Accrued interest	129,967	129,661
Adjustments to fair value	(4,277,644)	(23,650,505)
Carrying amount of the financial liabilities at fair value	106,108,376	131,051,825
Change during the period in fair value of financial liabilities attributable to changes in credit spread	26,014,549	(40,805,965)
Accumulated change in fair value of financial liabilities attributable to changes in credit spread	(16,040,325)	(42,054,873)

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

Eksportfinans’ exposure to interest rate risk is measured according to the price value of a basis point method. This measurement quantifies the change in the fair value of assets and liabilities that would result from a one basis point change in interest rates or a one basis point widening of credit spreads. Basis point value shows the change in value of the portfolio from a 0.01 percent (i.e. 1/100 of 1 percent) change in the underlying interest yield curves.

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

The tables below set forth a summary of Eksportfinans’ total exposure to currencies other than NOK:

(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position *)	Amount of net position covered by 108 Agreement items
December 31, 2012
CAD	90,683	(87,639)	3,044	2,084
JPY	(51,883,082)	51,884,011	929	298
SEK	342,565	(341,960)	605	0
EUR	9,749,992	(9,728,265)	21,727	24,769
DKK	6,571,040	(6,560,019)	11,021	184
USD	(10,676,889)	10,731,170	54,281	54,950
Other currencies	(16,430,779)	16,435,285	4,506	4,224
TOTAL	(62,236,470)	62,332,583	96,113	86,509

December 31, 2011
CAD	(1,243,140)	1,246,580	3,440	2,432
JPY	(74,040,848)	74,041,659	811	305
SEK	1,979,364	(1,978,821)	543	0
EUR	29,322,232	(29,299,872)	22,360	21,088
DKK	4,165,719	(4,165,741)	(22)	195
USD	(28,225,921)	28,249,099	23,178	24,058
Other currencies	(14,520,929)	14,523,214	2,285	4,321
TOTAL	(82,563,523)	82,616,118	52,595	52,399

*) Net position includes amounts covered by the 108 Agreement.

Eksportfinans has set currency risk limits and does currency hedging according to these. The set currency limits exclude currency exposure from subsidized lending (the 108 Agreement), as the Government assumes this risk. Currency exposure from subsidized lending is adjusted after regular meetings with the Government, and adjustments may be less frequent than for the Company’s residual currency risk management. The below tables show currency exposure through 2011 and 2012, including peaks, and excluding the exposure from subsidized lending and for liabilities in contracts covering leases and maintenance. These exposures constitute what we define as our currency exposure, and as described do not equal the above tables for total currency positions.

Currency exposure:

			Other
(NOK thousands)	EUR	USD	currencies	Total
As of December 31, 2012	(2,138)	(596)	15,000	12,266

Maximum through 2012 *)	5,853	30,061	27,551	63,465
Minimum through 2012 *)	(2,138)	(9,001)	(340)	(11,479)
Average through 2012	1,796	7,283	13,939	23,018

As of December 31, 2011	2,415	(446)	(197)	1,772

Maximum through 2011 *)	12,754	52,845	6,579	72,178
Minimum through 2011 *)	2,415	(11,396)	(9,161)	(18,142)
Average through 2011	7,409	18,266	(1,614)	24,061

As of December 31, 2010	5,675	39,721	(12,471)	32,925

*) The maximum and minimum exposures in general do not occur on the same date for different currencies.

The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged.

The profit and loss effect on Eksportfinans’ balance sheet as of December 31, 2012 due to an adverse change of 10 percent in foreign currency exchange rates is estimated to be NOK 1.7 million compared to NOK 0.2 million as of December 31, 2011. Annualized fluctuation in EURNOK and USDNOK based on 95 percent confidence interval of daily changes through 2012 are 10 percent and 16 percent respectively, compared to 13 percent and 24 percent through 2011.

29.3	Interest rate risk

Eksportfinans’ guidelines with respect to interest rate risk include limits on interest rate exposure for market-based activities.

Interest rate risk is managed by a separate risk management function and reported regularly to the Group of Managing Directors and to the Board. The Board sets the permitted level of interest rate exposure.

The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The interest rate exposure as of December 31, 2012 is negative NOK 103 thousand. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, actual interest rate exposure may be different since the estimates do not account for covariance between the selected interest points. The below table shows interest rate risk of exposure with up to one year of maturity as this is the subportfolio that is daily hedged. Earlier annual reports have shown all exposure also for exposure without strict limits and hedging routines and are hence not directly comparable.

Interest rate exposure from a 1 basis point shift of interest rate curves:

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total
As of December 31, 2012	(61)	(28)	(14)	(0)	(103)

Maximum through 2012 *)	4	9	16	2	(76)
Minimum through 2012 *)	(109)	(90)	(84)	(24)	(172)
Average through 2012	(58)	(34)	(36)	(4)	(132)

As of December 31, 2011	(59)	(14)	(33)	(2)	(108)

Maximum through 2011 *)	54	19	2	88	(16)
Minimum through 2011 *)	(121)	(145)	(84)	(4)	(175)
Average through 2011	(43)	(39)	(36)	12	(106)

As of December 31, 2010	(84)	(6)	(70)	(7)	(167)

*) The maximum and minimum exposure in general does not occur on the same date for different currencies.

Eksportfinans considers changes of interest rates of 4 basis points over a period equal to the expected maximum time before the Company will be able to hedge exposure to be reasonably possible as of December 31, 2012 (6 basis points as of December 31, 2011). The effect on profit and loss from such changes in interest rates is shown below:

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total
As of December 31, 2012	(1,323)	(361)	(253)	(0)	(416)
As of December 31, 2011	(836)	(100)	(210)	(16)	(694)

Credit spread risk

We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Isolated for the securities portfolio (PHA portfolio + liquidity reserve portfolio) a potential increase in credit spreads of one basis point will reduce the fair value by NOK 6 million as of December 31, 2012, compared to NOK 8 million as of December 31, 2011. The annualized fluctuation of the credit spread in the securities portfolio based on 95 percent confidence interval of monthly changes through 2011-2012 is 34 basis points. Through 2010-2011, 95 percent of the annualized monthly spread changes were 33 basis points.

29.4	Effects from economic hedging

Note 5 specifies the net realized and unrealized gains/ (losses) on financial instruments, showing separately the effects from financial derivatives. When presented to the Company’s management, this presentation is made with the various financial instruments shown after netting with related economic hedges, as derivatives are used in economic hedges of the market risk of specific assets and liabilities.

Net realized and unrealized gains/(losses) on financial instruments at fair value, netted with the related economic hedges:

(NOK thousands)	2012	2011	2010
Securities 1)	(17,421)	(184,866)	(41,971)
Other financial instruments at fair value 1)	14,237	43,247	(7,204)
Net realized gains/(losses)	(3,184)	(141,619)	(49,175)

Loans and receivables1)	209,018	(51,292)	(89,018)
Securities1)	(70,502)	19,276	(61,868)
Commercial paper debt 1)2)3)	(1,491)	1,291	1,225
Bond debt 1)2)3)	(25,691,051)	40,343,394	(392,753)
Subordinated debt and capital contribution securities 1)2)3)	(335,606)	308,457	2,243
Other financial instruments at fair value1)	12,814	(12,598)	6,376
Net unrealized gains/(losses)	(25,876,818)	40,608,528	(533,795)

Financial derivatives related to 108 Agreement 4)	64,349	(93,495)	(20,105)
NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(25,815,653)	40,373,414	(603,075)

1) Including financial derivatives with purpose of economic hedging

2) Accumulated net gain on own debt is NOK 15,962 million as of December 31, 2012, compared to NOK 42,070 million as of December 31, 2011.

3) In the year of 2012, Eksportfinans had an unrealized loss of NOK 26,028 million (gain of NOK 40,653 million in 2011) on its own debt, net of derivatives.

4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Net realized and unrealized gains/ (losses) on securities:

(NOK thousands)	2012	2011	2010
Net realized gains/(losses) on securities1)	(17,421)	(184,866)	(41,971)
Net unrealized gains/(losses) on securities1)	(70,502)	19,276	(61,868)
TOTAL	(87,923)	(165,590)	(103,839)

(NOK thousands)	2012	2011	2010
Securities not hedged by PHA1)	59,074	(37,730)	28,232
Securities hedged by PHA1)	1,103,975	(184,741)	70,149
Portfolio Hedge Agreement (PHA)	(1,250,972)	56,881	(202,220)
TOTAL	(87,923)	(165,590)	(103,839)

See note 12 for a description of the Portfolio Hedge Agreement (PHA).

Interest, and the interest effect on economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ’Net gains/(losses) on financial instruments at fair value‘. For the years ended December 31, 2012 2011 and 2010, the Company recorded NOK 4,876 million, NOK 6,064 million and NOK 6,242 million, respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 4,482 million, NOK 6,608 million and NOK 7,837 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded NOK negative 155 million, NOK negative 436 million and and NOK negative 425 million, respectively, of interest income on economic hedging instruments and NOK negative 1,006 million , NOK negative 2,529 million and NOK negative 3,439 million, respectively, of interest expense on economic hedging instruments.

30	LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk can arise from call and trigger features in the structured funding portfolio that have unknown maturity dates, constituting approximately 36 percent of the Company’s total funding (securities issued) at year-end. Liquidity risk can also arise from prepayment options in asset backed securities. As of year-end 2012 the asset backed securities portfolio makes up approximately 57 percent (47 percent as of year-end 2011) of the liquidity portfolio that is covered by the Portfolio Hedge Agreement (PHA), whereas the PHA portfolio is approximately 7 percent (11 percent as of year-end 2011) of total assets.

30.1	Liquidity risk management process

The risk associated with insufficient access to liquidity was until mid November 2011 managed by operating several diversified short-term and long-term borrowing programs that provided access to the funding markets. In addition, Eksportfinans holds a securities portfolio that consists of a liquidity reserve portfolio and the PHA portfolio.

Following the government’ decision to establish a new state owned entity to manage the export financing schemes on 18th November 2011, the funding programs have not been used. The securities portfolios however remain, and as of December 31, 2012 the liquidity reserve portfolio and the PHA portfolio had market values of NOK 27 billion and NOK 11 billion respectively, a change from NOK 29 billion and NOK 23 billion as of December 31, 2011. In addition to liquid securities the company also held cash and cash equivalent assets totaling NOK 9.3 billion as of end of 2012 compared to NOK 13.4 billion as of end of 2011. Total liquidity reserves were NOK 47.3 billion as of 31st Dec 2012 (NOK 65.4 billion as of Dec 31st 2011).

The primary purpose of the liquidity reserve portfolio was to be a liquidity buffer when funding could not be secured according to plan. It continues to be used to absorb fluctuations in the cash flow due to prepayment of assets, or as a buffer for liabilities maturing early due to structured funding calls/triggers being excercised. The liquidity reserve portfolio is invested in assets that can easily be converted to cash. The conversion to cash may happen through sale in the secondary market, through a repo-line or through repayment of principal. The PHA portfolio is likely to be held to maturity as a consequence of the Portfolio Hedge Agreement.

Until mid November 2011, the Company had monitored the liquidity capacity and the need for refinancing over the next 12 months under both normal and stressed conditions. Focus then was to diversify funding from several markets and to cover the maturities on the liability side by new borrowings. Monitoring expected time to maturity for assets and liabilities as well as the difference between the financing need and the liquidity capacity gave the Company a good indication of the liquidity risk. Eksportfinans monitored symmetrical maturity profiles on the asset and liability side and controlled refinancing risk by limiting short-term borrowing

Since mid November 2011, the Company continues to monitor 12 month liquidity capacity and the maturity of assets and liabilities. As we are currently not funding in the markets, the main instrument for securing sufficient liquidity at all times is now the liquidity portfolio. The liquidity portfolio is shorter and more liquid than before to be more prepared to manage liquidity risk. Part of the Companys existing funding has maturity dates linked to call and trigger options. Liquidity risk is controlled through active management and frequent assets / liabilities meetings where liquidity under different stress conditions is analysed. Eksportfinans follows the liquidity risk against defined limits and has contingency plans that take effect if needed.

30.2	Maturity analysis

Maturity analysis of financial liabilities based on contractual maturities (including off-balance sheet items):

(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2012
Deposits by credit institutions	4,475,776	0	0	0	0
Non-structured bond debt	34,166	1,559,297	25,310,608	47,345,008	4,648,125
Structured bond debt	14,071,379	20,541,658	20,815,099	5,795,018	2,375,408
Commercial paper debt	0	0	46,546	1,062,797	0
Cash collateral	5,445,000	0	0	0	0
Subordinated loans	0	0	46,546	1,062,797	0
Capital contribution securities	0	476,409	0	0	0
Derivatives net settled	161,616	147,877	647,314	3,073,399	1,592,616
Derivatives gross settled 1)	22,734,001	21,457,745	23,124,679	28,884,128	1,157,547
Financial guarantees (off-balance sheet)	1,314,422	0	0	0	0
Loan commitments (off-balance sheet)	0	202,000	5,000	5,000	0
TOTAL	48,236,361	44,384,984	69,995,791	87,228,146	9,773,696

1) Including only cash flows from the paying leg of derivatives, cash flows from the receiving leg of derivatives are shown below:
Derivatives gross settled	23,468,989	22,404,552	23,794,945	27,434,788	1,046,980

Cash flows from derivatives on the asset side are shown below:
Derivatives net settled (net cash inflow)	20,851	80,425	1,625,909	2,799,049	509,212
Derivatives gross settled (paying leg)	2,071,716	7,825,452	9,929,333	10,527,381	4,545,050
Derivatives gross settled (receiving leg)	2,492,755	9,243,100	13,165,263	13,254,626	5,398,930

(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2011
Deposits by credit institutions	574	0	0	0	0
Non-structured bond debt	1,254,395	9,654,025	6,383,196	74,011,369	11,209,312
Structured bond debt	19,240,036	34,459,610	38,730,189	8,893,741	3,597,512
Commercial paper debt	2,302,599	2,265,241	1,198,540	0	0
Cash collateral	10,259,759	0	0	0	0
Subordinated loans	0	0	55,717	1,327,927	0
Preference share	0	0	0	0	0
Capital contribution securities	0	27,468	0	464,145	0
Derivatives net settled	268,911	121,593	595,660	2,545,681	1,717,418
Derivatives gross settled 1)	14,922,121	14,920,026	12,434,060	5,920,994	311,910
Financial guarantees (off-balance sheet)	1,422,436	0	0	0	0
Loan commitments (off-balance sheet)	29,241	943,615	2,112,869	0	0
TOTAL	49,700,073	62,391,577	61,510,231	93,163,856	16,836,152

1) Including only cash flows from the paying leg of derivatives, cash flows from the receiving leg of derivatives are shown below:
Derivatives gross settled	17,428,977	17,782,833	16,191,629	5,876,275	449,366
Cash flows from derivatives on the asset side are shown below:
Derivatives net settled (net cash inflow)	27,853	227,309	1,936,168	4,118,641	602,874
Derivatives gross settled (paying leg)	24,913,191	33,729,726	22,204,783	45,588,386	6,505,806
Derivatives gross settled (receiving leg)	26,823,455	37,074,530	25,710,621	50,149,602	7,471,109

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

The Company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Maturity analysis of financial assets and liabilities based on expected maturities

(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2012

Assets
Loans and receivables due from credit institutions	5,208,270	2,853,477	444,644	7,243,224	455,790
Loans and receivables due from customers	808,514	2,409,267	12,467,681	32,135,131	38,433,635
Securities	1,828,310	5,929,813	24,462,360	6,263,807	5,090,335
Derivatives net settled	20,851	80,474	1,627,135	2,963,518	585,233
Derivatives gross settled (paying leg)	(260,690)	(4,173,142)	(4,658,480)	(13,365,915)	(12,362,391)
Derivatives gross settled (receiving leg)	354,989	4,560,388	5,893,964	16,869,979	16,033,130
Cash collateral	0	7,698,829	0	0	0
TOTAL ASSETS	7,960,244	19,359,107	40,237,304	52,109,744	48,235,732

Liabilities
Deposits by credit institutions	4,475,776	0	0	0	0
Non-structured bond debt	34,166	1,559,297	25,310,608	47,345,008	4,648,125
Structured bond debt	926,556	3,001,714	9,811,324	25,284,928	25,040,445
Commercial paper debt	0	0	0	0	0
Derivatives net settled	161,616	147,860	644,758	3,074,325	1,590,901
Derivatives gross settled (paying leg)	14,322,222	11,625,657	20,180,362	41,799,752	9,292,448
Derivatives gross settled (receiving leg)	(13,822,323)	(11,375,239)	(19,294,675)	(41,373,795)	(12,322,603)
Cash collateral	0	5,445,157	0	0	0
Subordinated loans	0	0	46,546	1,062,797	0
Capital contribution securities	0	476,409	0	0	0
TOTAL LIABILITIES	6,098,014	10,880,855	36,698,924	77,193,015	28,249,317

(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2011

Assets
Loans and receivables due from credit institutions	11,994,658	1,898,169	6,002,907	18,484,210	2,213,423
Loans and receivables due from customers	528,330	3,644,240	11,751,251	50,760,461	45,693,761
Securities	4,555,316	7,649,338	21,155,877	13,250,856	10,387,132
Derivatives net settled	27,853	227,309	1,936,564	4,567,156	1,445,985
Derivatives gross settled (paying leg)	(22,796,586)	(25,556,312)	(19,467,454)	(49,578,080)	(15,718,888)
Derivatives gross settled (receiving leg)	24,006,961	26,514,537	20,467,871	54,895,589	21,227,866
Cash collateral	0	4,612,500	0	0	0
TOTAL ASSETS	18,316,531	18,989,781	41,847,017	92,380,191	65,249,280

Liabilities
Deposits by credit institutions	574	0	0	0	0
Non-structured bond debt	1,254,395	9,654,025	6,383,196	74,011,369	11,209,312
Structured bond debt	2,085,350	3,714,671	20,090,733	42,761,576	46,625,414
Commercial paper debt	2,302,599	2,265,241	1,198,540	0	0
Derivatives net settled	268,911	121,576	577,624	2,458,793	1,677,117
Derivatives gross settled (paying leg)	3,910,305	2,216,761	3,580,800	26,476,317	12,640,026
Derivatives gross settled (receiving leg)	(3,905,033)	(2,299,306)	(3,836,265)	(29,023,348)	(18,741,650)
Cash collateral	0	10,259,759	0	0	0
Subordinated loans	0	0	55,717	1,327,927	0
Capital contribution securities	0	27,468	0	464,145	0
TOTAL LIABILITIES	5,917,102	25,960,193	28,050,346	118,476,779	53,410,219

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system.

30.3	Off-balance sheet items

Payment guarantees

In addition to the lending activity, the Company issued (until November 18, 2011) financial guarantees to support the Norwegian export industry. The beneficiary is normally a foreign buyer of Norwegian export products (goods and services etc.) or a foreign investor. Eksportfinans will make payment to the buyer/investor if the exporter does not fulfill its payment obligations. In each and every case Eksportfinans will have recourse to prime Norwegian or international banks with full payment indemnification. The maturity of the guarantees corresponds to the maturity of the underlying loans being covered by the guarantee.

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011
Notional amount of financial guarantees	1,314,422	1,422,436

Loan commitments

In the normal course of the Company’s lending business there were until November 18, 2011 outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding is expected to be disbursed within one year of December 31, 2012. The following table shows the undrawn loan commitments at the reporting date, based on signed loan agreements.

(NOK thousands)	Dec. 31, 2012	Dec. 31, 2011
Loan commitments	292,654	3,085,725

31 SEGMENT INFORMATION

The Company is divided into three business areas, export lending, municipal lending and securities. After the sale of Kommunekreditt, municipal lending consists of loans directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company’s funding. Income and expenses related to treasury are divided between the three business areas.

The segment information is in line with management reporting.

	Export lending			Municipal lending			Securities
(NOK thousands)	2012	2011	2010	2012	2011	2010	2012	2011	2010

Net interest income 1)	767,655	968,522	722,526	68,539	114,429	182,864	407,856	466,800	513,495
Commissions and income related to banking services 2)	41	1,032	1,515	0	0	0	0	0	0
Commissions and expenses related to banking services 2)	0	0	0	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value 3)	26,534	18,532	16,811	0	0	0	(16,768)	(91,014)	(41,971)
Income/expenses divided by volume 4)	26,814	27,914	(3,246)	2,894	4,314	(1,227)	13,575	16,830	(2,865)
Net other operating income	53,389	47,478	15,080	2,894	4,314	(1,227)	(3,193)	(74,184)	(44,836)
Total net income	821,044	1,016,000	737,606	71,433	118,743	181,637	404,663	392,616	468,659
Total operating expenses	103,479	152,809	114,488	4,060	7,890	26,270	36,880	53,050	53,920
Pre-tax operating profit/(loss)	717,566	863,191	623,118	67,373	110,853	155,367	367,783	339,566	414,739
Taxes	201,617	241,980	174,586	18,930	31,076	43,531	103,337	95,191	116,201
Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	515,949	621,211	448,532	48,443	79,777	111,836	264,446	244,375	298,538

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

4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement. For 2012, this mainly consists of income due to arranging loans on behalf of the Ministry of Trade and Industry until July 1, 2012.

Reconciliation of segment profit measure to total comprehensive income

(NOK thousands)	2012	2011	2010
Export lending	515,949	621,211	448,532
Municipal lending	48,443	79,777	111,836
Securities	264,446	244,375	298,538
Non-IFRS profit/(loss) for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	828,838	945,363	858,906

Net unrealized gains/(losses) on financial instruments at fair value	(25,812,469)	40,515,031	-553900
Unrealized losses/(gains) related to the Icelandic bank exposure included above 1)	(25,713)	(13,952)	-16811
Realized (losses) hedged by the Portfolio Hedge Agreement	26,064	(93,853)	0
Tax effect 2)	7,227,393	(11,314,023)	159799
Total comprehensive income	(17,755,887)	30,038,566	447,994

1) Reversal of previously recognized loss (at exchange rates applicable at December 31, 2012 and December 31, 2011). This amount is included in the line item ‘Net unrealized gains/(losses) on financial instruments at fair value’, and adjusted for because the Company believes this loss will materialize.

2) 28 percent of the items above.

Segment assets

(NOK thousands)	2012	2011
Export lending	78,758,851	111,297,954
Municipal lending	8,821,351	10,451,306
Securities	42,825,349	52,242,107
Unallocated assets	27,000,920	39,937,266
Total assets	157,406,471	213,928,633

Geographical segments

The geographical segments are based on the location of the Company's customers. For property, equipment and intangible assets, the carrying amount is allocated based on the location of the asset. Norway is the home country of the Company and is also its main geographical segment.

(NOK thousands)	Total interest and related income	Total assets	Investments *)
2012
Norway	2,925,066	78,771,872	12,507
Other European countries	1,006,681	60,397,149	0
The Americas	104,360	7,270,584	0
Other countries	684,255	10,966,866	0
Total	4,720,362	157,406,471	12,507

2011
Norway	3,186,558	94,440,240	21,892
Other European countries	1,271,662	86,186,331	0
The Americas	184,498	10,682,954	0
Other countries	985,706	22,619,108	0
Total	5,628,424	213,928,633	21,892

32	RELATED PARTIES

The Company’s two largest shareholders are considered to be related parties.

(NOK thousands)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees recieved 4)	Repo facility 5)	Portfolio hedge agreement 6)
Balance January 1, 2012	12,373,466	3,486,484	773,883	24,714,249	0	615,300
Change in the period	(6,688,790)	(2,505,939)	(686,631)	(3,890,668)	4,475,869	(757,514)
Balance December 31, 2012	5,684,676	980,545	87,252	20,823,581	4,475,869	(142,214)

Balance January 1, 2011	10,869,032	1,276,675	655,617	21,479,906	0	534,768
Change in the period	1,504,434	2,209,809	118,266	3,234,343	0	80,532
Balance December 31, 2011	12,373,466	3,486,484	773,883	24,714,249	0	615,300

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

5) Non-committed Repo facility with DNB Bank ASA. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but neither party is committed to do so. The Agreement has no expiration date. To date, EUR 600 million has been drawn with a Repurchase Date of February 26, 2015 at the latest and with respect to the drawn amount, Eksportfinans has the option to terminate the drawn tranche in whole on demand on February 27, 2013 and on specified termination dates thereafter.

6) The Portfolio Hedge Agreement is described in note 12. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.

In 2008, Eksportfinans’ three major owner banks extended a committed credit line of USD 4 billion for repo purposes to Eksportfinans to provide what management considered to be sufficient liquidity buffers for the Company. The facility had a 12 month maturity with the possibility of extension. The facility was extended annually and most recently in the second quarter of 2012, the last time with an adjusted committed credit line of USD 2 billion. Eksportfinans has not yet utilized this credit facility.

All transactions with related parties are made on market terms.

33	REMUNERATION

Auditors’s remuneration:

(NOK thousands)	2012	2011	2010
Audit services	1,478	2,657	2,701
Audit fees related to SEC filing in USA	1,801	2,065	2,452
Total Audit Services	3,279	4,722	5,153
Audit related services *)	166	953	1,124
All other	391	161	157
TOTAL	3,836	5,836	6,434

*) Audit related services include attestations related to funding transactions.

Remuneration to the Management Group:

	Salary	Incentive scheme paid	Stay on bonus 7)	Other taxable benefits	Pension cost	Total	Loans 2)
(NOK thousands)	2012
Marchand, Gisèle 1)	2,536	547	0	235	3,267	6,585	0
Siem, Oliver	1,784	388	0	194	898	3,264	1,427
Grøm, Christian	1,287	174	0	193	622	2,276	0
Olsen, Geir Ove	1,130	227	0	189	481	2,027	0
Lindbæk, Elise	1,122	240	0	156	338	1,856	859
Hagen, Martine Mills 3)	722	0	0	85	519	1,326	0
Feiring, Jens O. 4)	626	120	0	180	0	926	2,482
Lindman, Carine 5)	164	0	0	18	22	204	0
Rygg, Olav E. 6)	762	281	449	92	285	1,869	0
Slengesol, Ivar 6)	702	165	227	87	99	1,280	0
TOTAL	10,835	2,142	676	1,429	6,531	21,613	4,768

1) The President and CEO has a severance package covering salary for 18 months in the event that the employment is terminated by the Company.

The agreed retirement age is 62 years with 70 percent of salary.

2) The loans have the same terms as other loans to employees.

3) For the period July 1, to December 31, 2012.

4) For the period February 1, to December 31, 2012.

5) For the period January 1, to January 31, 2012.

6) For the period January 1, to June 30, 2012.

7) The stay on bonus program was established in 2012.

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

1) The President and CEO has a severance package covering salary for 18 months in the event that the employment is terminated by the Company.

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

	Salary	Incentive scheme paid 4)	Other taxable benefits	Pension cost	Total	Loans 2)
(NOK thousands)	2010
Marchand, Gisèle 1)	2,222	0	199	2,663	5,084	0
Siem, Oliver	1,960	0	189	591	2,740	1,541
Rygg, Olav E.	1,143	0	164	394	1,701	558
Grøm, Christian	1,167	0	145	728	2,040	0
Slengesol, Ivar 3)	784	0	119	186	1,089	0
Olsen, Geir Ove	979	0	164	420	1,563	0
Lindbæk, Elise	945	0	146	250	1,341	960
Feiring, Jens O.	725	0	182	0	907	873
TOTAL	9,925	0	1,308	5,232	16,465	3,932

1) The President and CEO has a severance package covering salary for 18 months in the event that the employment is terminated by the Company.

The agreed retirement age is 62 years with 70 percent of salary.

2) The loans have the same terms as other loans to employees.

3) For the period April 12, to December 31, 2010.

4) A performance-based incentive scheme exists for all employees, including General Executive Management. Due to the funding agreement with the Norwegian Government, limiting payments to General Executive Management, no incentive payments to Executive Management have been made or have incurred in 2010

Members of the Management Group have individual agreements on pensionable age upon reaching the age of 62-65 years with 70 percent of salaries. and are also members of the ordinary pension scheme.

Remuneration to Board of Directors and Audit Committee:

	2012				2011			2010
(NOK thousands)	Board of Directors	Audit Committe	Remuneration Comittee **)	Total	Board of Directors	Audit Committe	Total	Board of Directors	Audit Committe	Total
Bergvoll, Geir	260	0	25	260	250	14	264	250	55	305
Aker Haukvik, Live	206	57	0	263	150	51	201	150	40	190
Hollingsæter, Bodil P.	206	42	0	248	150	40	190	150	40	190
Blystad, Marianne H.	206	0	25	206	150	0	150	150	0	150
Steen, Carl Erik	192	0	25	192	185	0	185	185	0	185
Bakker, Tone Lunde	156	42	0	198	150	30	180	38	0	38
Berg, Christian	184	0	0	184	0	0	0	0	0	0
Østbø, Tor *)	156	0	0	156	150	0	150	150	0	150
Thomas Borgen	0	0	0	0	0	0	0	112	0	112
Bergstrøm, Tor	22	0	0	22	150	0	150	150	0	150
Total	1,588	141	75	1,729	1,335	135	1,470	1,335	135	1,470

*) In addition to ordinary salary amounting to NOK 1,189 thousands in 2012, NOK 1,120 thousand in 2011 and NOK 1,112 thousand in 2010.

Remuneration to Committee of Representatives:

(NOK thousands)	2012	2011	2010
Alhaug, Frode	57	55	55
Riise, Sandra	29	28	28
Guttelvik, Ottar B.	24	12	18
Hongseth, Unni Karlsen	24	10	0
Kapstad, Petter	24	4	0
Krokeide, Elisabeth	24	24	18
Nordli, Peder	24	16	0
Johnsen, Laila	24	16	0
Arntsen, Ingelise	18	16	0
Pedersen, Jørn	18	12	18
Eidesvik, Toril	18	6	12
Møller, Marius Juul	18	0	0
Vik, Torbjørn	18	4	0
Tostrup, Trond	12	24	12
Sture, Eldbjørg	12	12	24
Lundevik, Gro Elisabeth	12	12	18
Ringnes, Petter	8	16	0
Heiberg, Richard	6	4	0
Bergskaug, Geir	5	0	0
Kraft, Morten	2	4	0
Tellefsen, Tellef	0	8	24
Djupvik, Jostein	0	8	12
Jensen, Arvid	0	8	12
Konterud, Harry	0	8	6
Bratseth, Kjell Ove	0	2	6
Haugan, Finn	0	2	6
Næsguthe, Jens Olav	0	2	6
Norman, Kristin	0	8	24
Bakker Lunde, Tone	0	0	18
Total	377	321	317

Remuneration to Control Committee:

(NOK thousands)	2012	2011	2010
Kapstad, Petter	95	49	0
Sture, Eldbjørg	68	65	65
Guttelvik, Ottar B.	68	65	65
Møller, Marius Juul	51	0	0
Ringnes, Petter	26	75	0
Normann, Kristin	0	25	100
Bratseth, Kjell Ove	0	16	65
Total	308	295	295

Remuneration to Election Committee:

(NOK thousands)	2012	2011
Alhaug, Frode	14	0
Utvik, Knut J.	7	0
Teksum, Leif	7	0
Carlsen, Sigurd	7	0
Total	35	0

34	NUMBER OF EMPLOYEES

	Dec. 31,2012	Dec. 31,2011
Number of employees	56	98
Number of man-years	54	94

35	CONTINGENCIES

The contingencies are:

a)	In 2009 Eksportfinans and Kommunal Landspensjonskasse gjensidige forsikringsselskap (KLP) entered into a sale and purchase agreement (SPA) for the sale of Eksportfinans' wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt). In the SPA Eksportfinans made certain representations that among others included that (1) KLP could rely on an agreement and a guarantee document with respect to a counter guarantee provided by a Norwegian bank to Kommunekreditt and (2) the list and characterization of loans as part of the due diligence process was correct in all material respect.

With respect to (1) above: The case, where KLP formally summoned Eksportfinans with regards to the price of the guarantee, came to trial in February this year. The Judgment went against Eksportfinans. Eksportfinans has appealed the judgment. Appropriate accruals have been made regarding this contingency.

With respect to (2) above: With reference to the representations in the SPA related to the list and characterization of loans, KLP asserts to have discovered after the closing of the sale that certain loans in the list of loans provided by Kommunekreditt to KLP were incorrectly characterized which, KLP claims, reduces the agreed value of Kommunekreditt by approximately NOK 48 million. On December 6, 2011 Eksportfinans was formally summoned by KLP, and a trial was started on September 17, 2012. Eksportfinans was of the opinion that there were no grounds for the claim. On October 18, 2012 Oslo Tingrett delivered judgment in favour of Eksportfinans including legal costs. It is as of today, not known if the plaintiff will exercise its right to appeal. No accruals regarding this contingency have been made.

b)	Because of the bankruptcy of Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the Lehman Brothers legal entities. A final settlement was reached with one of the entities in 2011, and for a second entity in the third quarter of 2012. The final settlement amount for these two entities has been paid. The third Lehman Brothers entity has, to date, not contested the original valuation.

c)	On December 12, 2012, Eksportfinans received a complaint which had been filed with the Tokyo District Court by Silver Point Capital Fund LP and Silver Point Capital Offshore Master Fund LP (together, Silver Point). Silver Point alleges that it is an investor in Eksportfinans Japanese Samurai bonds and has previously threatened (as stated in press releases dated December 19, 2011 and November 7, 2012) to declare default under these bonds. Silverpoint is demanding a partial payment in the amount of JPY 400 million (approximately NOK 26 million at exchange rates applicable at December 30, 2012) (together with 6 percent interest thereon from December 13, 2011) as part of its purported entire claim of JPY 8.6 billion (approximately NOK 552 million at exchange rates applicable at December 30, 2012). Silver Point claims that the bonds became due and payable when they sent a default notice to Mizuho Corporate Bank as fiscal agent to those bonds on December 12, 2011.Eksportfinans will, as previously stated in the above-mentioned press releases , vigorously resist this action on the basis that there is no default, and Eksportfinans is therefore of the opinion that this complaint will not prevail. This opinion is supported by analysis from external counsel. Eksportfinans has therefore also concluded that such complaint does not constitute a cross default under Eksportfinans' other financial obligations.

36	REGULATORY FRAMEWORK

With effect from January 1, 2011, new regulations concerning calculation of exposures to one single client were introduced. The single most important change was that risk weighting for exposures to banks was discontinued. The maximum allowed exposure, equaling 25 percent of the institutions own funds, applies under the new provisions. Under the previous rules for calculating and reporting large exposures Eksportfinans risk weighted engagements with borrowers that were secured by on demand guarantees with 20 percent. Eksportfinans reported exposures to borrowers up to the maximum 25 percent and excess exposures, if any, were reported as exposures towards the guaranteeing bank. That meant that maximum exposure to a single client (borrower and guaranteeing bank) equaled NOK 7.1 billion. The new provisions for large exposures equal the prevailing provisions applicable in the European Union (Directive 2006/48/EU) and entail that the maximum exposure to borrower and guaranteeing banks are approximately

NOK 1.4 billion and leaves little or no authority for Norwegian supervisory authorities to make exemptions. The new provisions are detrimental to Eksportfinans’ business concept. Eksportfinans was granted a transitional period ending December 31, 2011, which later was extended by one year until December 31, 2012, during which it could use the 2010 reporting standards for large exposures. On February 13, 2012, the NFSA granted the Company a new temporary exemption for the five lending transactions currently expecting to exceed 1.4 billion at December 31, 2012. The temporary exemption is specific to each loan and runs until the lending transactions are scheduled to get within the regulatory limit due to ordinary repayments of principal, which is in the period December 31, 2014 – December 31, 2016.

37	EVENTS AFTER BALANCE SHEET DATE

 In January 2013 Eksportfinans, in accordance with market practice, exercised its right to call the Company’s Capital Contribution Securities of GBP 50 million. The securities were repaid at face value on February 19, 2013.

On January 28, 2013 Moody's Investors Service announced their downgrade of Eksportfinans' issuer and senior debt ratings to Ba3 (negative outlook) from Ba1. The rating agency related the rating action to the demand for payment that Eksportfinans has received from an investor in its Japanese bonds.

