Form 20-F
period 2013-12-31
EKSPORTFINANS ASA
filed 2014-04-29
CIK 700978

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

1

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

$1,500,000,000 3.000% Notes due November 17, 2014

Principal Protected Notes with Quarterly Averaging Linked to the Dow Jones Industrial AverageSM due February 5, 2016

3

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

     Actual results, performance or events may differ materially from those in such statements due to, without limitation:

•	the decision of the Norwegian Government (the Government) to assume responsibility for the export scheme previously managed by Eksportfinans,

•	unexpected market movements,

•	inability to renew derivatives contracts for hedging purposes, insolvency of derivative counterparties, or inefficacy of hedging strategies,

•	the failure of our counterparties, guarantors for loans and borrowers to honor their contracts,

•	foreign exchange rate and interest rate fluctuations,
•	loss of key personnel which could increase operational risks,

•	volatility in the international financial markets,

•	volatility in the fair value of our financial assets and liabilities,

•	changes in our credit ratings or other actions by ratings agencies,

•	the effects of, and changes in, fiscal, monetary, trade and tax policies,

•	the effects of changes in laws, regulations or accounting policies or practices,

•	various concentrations of credit risk,

•	foreign currency risk, and

•	various other factors beyond our control.

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

PRESENTATION OF INFORMATION AND EXCHANGE RATES

     In this annual report, we use the term “Eksportfinans” to refer to Eksportfinans ASA. We use the terms “us”, “we”, “our”, “the Group” and “Company” to refer to Eksportfinans ASA and Eksportfinans’ subsidiary, Eiendomsselskapet Dronning Mauds gate 15 AS (EDM 15) as a consolidated group, and where relevant for periods prior to the disposal of our former subsidiary Kommunekreditt Norge AS (Kommunekreditt), to refer to Eksportfinans and Kommunekreditt as a consolidated group.

     Except as otherwise specified, all amounts in this annual report are expressed in Norwegian kroner (kroner, NOK or krone).

     For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (U.S. dollars, $ or USD) in this annual report have been made at the rate of NOK 6.0657 = $1.00 ($0.1649 = NOK 1.00), the noon buying rate of the Federal Reserve Bank of New York on December 31, 2013. On April 25, 2014, such rate was NOK 6.0160 = $1.00 ($0.1662 = NOK 1.00). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA

     The following income statement and balance sheet data, expressed in NOK, have been selected from our audited consolidated financial statements as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009.

     We prepare our financial statements in accordance with International Financial Reporting Standards as promulgated by the IASB (IFRS).

     The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 and the notes thereto.

INCOME STATEMENT DATA

Year ended December 31,	2013	2013	2012	2011	2010	2009
	(USD millions) (except as indicated)	(NOK millions) (except as indicated)
Interest and related income on loans due from credit institutions	48	290	549	822	1,175	1,864
Interest and related income on loans due from customers	419	2,543	3,542	3,888	3,729	3,424
Interest and related income on securities	39	236	566	864	869	1,852
Other interest and related income	5	32	63	54	44	73

Total interest and related income	511	3,101	4,720	5,628	5,817	7,213
Interest and related expenses on commercial paper and bond debt	394	2,389	3,342	4,007	4,196	5,642
Interest and related expenses on subordinated debt	1	4	6	4	7	21
Interest and related expenses on capital contribution securities	0	1	10	10	9	15
Other interest and related expenses	2	10	119	58	185	65

Total interest and related expenses	397	2,404	3,476	4,079	4,398	5,743

NET INTEREST INCOME	114	697	1,244	1,550	1,419	1,470

Commissions and income related to banking services (1)	0	0	0	1	2	2
Commissions and expenses related to banking services	0	2	4	6	7	8
Net gains/(losses) on financial instruments at fair value	(1,217)	(7,379)	(25,816)	40,373	(603)	(3,793)
Other income	1	5	60	16	7	15
NET OTHER OPERATING INCOME	(1,216)	(7,377)	(25,759)	40,385	(602)	(3,784)
TOTAL OPERATING INCOME	(1,102)	(6,680)	(24,515)	41,935	817	(2,314)
Salaries and other administrative expenses	23	138	118	182	157	152
Depreciation	3	18	18	20	23	20
Other expenses	2	9	8	12	14	15
TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT CHARGES ON LOANS	28	165	144	214	195	187
Impairment charges on loans	0	0	0	0	0
PRE-TAX OPERATING PROFIT/(LOSS)	(1,130)	(6,844)	(24,659)	41,721	623	(2,501)
Taxes*	(329)	(1,995)	(6,904)	11,682	175	(699)
PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	(801)	(4,849)	(17,756)	30,039	448	(1,802)
Profit/(loss) for the year from discontinued operations, net of taxes	—	—	—	—	—	1
Other comprehensive income		(1)	38
Total comprehensive income	(801)	(4,850)	(17,717)	30,039	448	(1,801)
Ratio of earnings to fixed charges (2) (unaudited)	—	—	—	11.21	1.14	—
PER SHARE DATA (thousands of USD/NOK) (unaudited):
Dividends per share (3)	—	—	—	—	1.89	2.65
Shares outstanding at December 31 (number of common shares)	263,914	263,914	263,914	263,914	263,915	263,915
Profit/(loss) for the year per share (4)	(3.04)	(18.37)	(67.28)	113.82	1.70	(6.83)
Dividends in respect of 2013 proposed per share (5)	—	—

* For further details, see note 1 and 11 to our audited consolidated financial statements in Item 18.

BALANCE SHEET DATA
As of December 31,

	2013	2013	2012	2011	2010	2009
	(USD millions) (except as indicated)	(NOK millions) (except as indicated)
ASSETS
Loans due from credit institutions	2,919	17,704	26,410	40,340	43,014	64,126
Loans due from customers	7,808	47,363	71,879	96,541	85,095	66,677
Securities	4,362	26,462	36,707	51,908	67,921	76,090
Repurchase receivable	0	0	5,078	—	—	—
Financial derivatives	907	5,500	10,884	19,446	15,403	14,344
Deferred tax asset	—	—	—	—	44	—
Intangible assets	1	5	9	16	20	26
Property, equipment and investment property	35	213	207	210	205	208
Other assets	585	3,545	6,232	5,467	3,847	3,783
TOTAL ASSETS	16,617	100,793	157,406	213,929	215,549	225,254
LIABILITIES
Deposits by credit institutions	0	0	4,476	1	45	38
Commercial paper debt	—	—	—	5,762	3,307	19,108
Bond debt	12,504	75,843	112,543	135,727	183,095	178,526
Financial derivatives	848	5,145	9,343	13,871	14,247	14,810
Taxes payable	0	0	317	295	374	73
Deferred tax liabilities	350	2,124	4,121	11,343	—	157
Other liabilities	760	4,607	8,133	10,721	7,175	5,124
Provisions	16	97	96	128	96	89
Subordinated debt	149	902	990	1,039	1,639	1,502
Capital contribution securities	0	0	450	348	417	419
TOTAL LIABILITIES	14,626	88,718	140,468	179,235	210,394	219,846
SHAREHOLDERS’ EQUITY
Share capital	457	2,771	2,771	2,771	2,771	2,771
Share premium reserve	0	0	177	177	177	177
Other equity	1,534	9,304	13,991	31,746	2,208	2,460
TOTAL SHAREHOLDERS’ EQUITY	1,991	12,075	16,938	34,694	5,156	5,408
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,617	100,793	157,406	213,929	215,549	225,254

FINANCIAL RATIOS/OPERATING STATISTICS (unaudited)
Return on average equity (6)	(33.45%)	(3.45)	(68.78)%	150.76%	8.48%	(28.55%)
Dividend (as a percentage of share capital)	—	—	—	—	18.0%	25.3%
Return on assets (7)	0.54%	0.54%	0.67%	0.72%	0.64%	0.56%
Ratio of operating and administrative expenses to average assets	0.12%	0.12%	0.05%	0.09%	0.09%	0.07%
BALANCE SHEET STATISTICS (unaudited)
Capital adequacy	38.13%	38.13%	27.97%	19.42%	17.64%	13.30%
Public sector share of total loans as borrowers/guarantors(8)	33.15%	33.15%	40.04%	40.06%	34.54%	23.28%
Of which municipalities and counties	2.51%	2.51%	1.83%	1.65%	1.66%	1.71%
Total loans outstanding/ total assets	58.11%	58.11%	55.59%	56.94%	57.25%	54.25%

(1)	Includes income on guarantees. For further details, see note 31.3 to our audited consolidated financial statements in Item 18.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income (profit/(loss) for the year) plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses. The ratio of earnings to fixed charges had a deficit in 2013 of NOK 6,845 million (USD 1,125 million), driven by unrealized losses on the fair value of our own debt. The ratio of earnings to fixed charges had a deficit in 2012 of NOK 24,659 million (USD 4,430 million) and a deficit in 2009 of NOK 2,155 million (USD 375 million), also driven by unrealized losses on the fair value of our own debt. For further details, see Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.
(3)	The dividend per share amount for each year represents the distribution out of net income (profit/(loss)) for such year that is approved by the annual general meeting of the shareholders and paid in the following year.
(4)	Total comprehensive income divided by the weighted average number of shares during the year.
(5)	The dividend per share amount for 2013 proposed by the Board of Directors as the distribution of net income (profit/(loss)) for the year to be approved at the annual general meeting of the shareholders of Eksportfinans to be held in April 2014. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders held during the year following the year to which such dividend relates. The approved dividend is paid in the year in which it is approved.
(6)	Profit for the period divided by average equity. Average equity is calculated as the average of starting and ending equity.
(7)	Net interest income for the period divided by average assets. Average assets are calculated as the average of the starting and the ending balance.
(8)	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (the Guarantee Institute or GIEK) as borrowers or guarantors) to total lending.

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

     The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end
2009	6.3089	5.7899
2010	6.0635	5.8904
2011	5.5605	5.9682
2012	5.8183	5.5665
2013	5.9096	6.0657

     The following table sets forth the high and low noon buying rates for the periods shown:

	High	Low
September 2013	6.0345	5.8769
October 2013	6.1986	5.9478
November 2013	6.1991	6.0657
December 2013	6.2768	6.0840
January 2014	6.2437	6.0840
February 2014	6.2920	5.9938
March 2014	6.0596	5.9305
April 2014 (through April 25)	6.0160	5.9122

     The noon buying rate on April 25, 2014, was NOK 6.0160 = $1.00 ($0.1662 = NOK 1.00).

     B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

     C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

     D. RISK FACTORS

     The Government’s decision to assume responsibility for the export finance scheme previously managed by Eksportfinans has adversely affected Eksportfinans' business activities.

     Eksportfinans was, through an agreement (the 108 Agreement) with the Government, the exclusive provider of government-supported export credits in Norway. However, on November 18, 2011, the Government announced that it would establish a government-run export financing scheme under which a public entity established by the Government would assume responsibility for the provision of government-subsidized loans as export credits. The new entity commenced operations on July 2, 2012. The Government’s decision to terminate the 108 Agreement (see item 4.B. “Business Overview – Loans – Export Lending - Arrangement with the Government”) with respect to new loans adversely affected Eksportfinans' scope and extent of business activities and made it necessary for the Company to reassess its business model. As a result of the Government's decision, Eksportfinans decided to discontinue making new loans except for cases where a commitment had been previously issued by the Company. The Company's current assessment is, save for issuing new loan commitments and lending thereunder, to continue its business operations in the ordinary course by actively managing its extensive loan portfolio and other assets and liabilities and servicing its borrowers and investors. As its loan portfolio is maturing and its liabilities are being repaid, the Company’s balance will decrease over time with a proportional decrease in the Company’s revenues. No assurances can be given that Eksportfinans will expand its lending business beyond that which exists at the date hereof. For further information see Item 4.B. "Business Overview – Loans – Export Lending - General", Item 4.B. "Business Overview – Loans – Export Lending – General – Government-Supported Loans" and Item 7.B. “Related Party Transactions”.

     Unexpected market movements could occur or derivative counterparties could exercise early termination options for various reasons, which may shorten the expected term of the liabilities and lead to increased liquidity risk.

Certain of the Company’s structured bonds are linked to indices and/or cross currency rates. Developments in either the indices or foreign exchange rates may cause the structured bonds to become due and payable earlier than anticipated. The Company is a party to long dated derivative contracts that hedge its obligations under bond debt issued by it, and such contracts contain mutual early termination options that may be exercised by either party at its option for any reason or no reason. Accordingly, such counterparties may or may not for any number of possible reasons elect to exercise these options, which may prompt Eksportfinans, where contractually possible, to call the underlying bonds. The unexpected occurrence of either event could negatively affect the Company’s liquidity situation.

     If derivative contracts entered into by the Company for hedging purposes are terminated, or the Company’s derivative counterparties become insolvent, the Company may suffer an increased exposure to various risk elements embedded in its bond debt.

     The Company is a party to certain long dated derivative contracts that hedge its obligations under bonds issued by it, and such contracts contain mutual early termination options that may be exercised by either party at its option for any reason or no reason. The counterparties may or may not for any number of possible reasons elect to exercise these options or may become insolvent or otherwise not honor their contracts. If Eksportfinans elects not to or cannot call the underlying bond to which a terminated derivative contract relates, it may seek to renew the terminated derivative contract and/or replace the insolvent counterparty. The Company has a sub investment grade rating from both Moody's and S&P, which may increase the Company’s costs of entering into new swaps or make it more difficult to find swap counterparties for replacement contracts. Consequently, there can be no assurance that Eksportfinans will find or obtain economically efficient hedging opportunities with suitable counterparties. If it cannot do so, the Company will be exposed to movements in the underlying risk factors to which its bonds are linked and to additional risks, not all of which are foreseeable, which could have a material adverse effect on its results of operations and financial condition.

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

     Our guarantors for loans and borrowers may not honor their contracts.

     As of December 31, 2013, approximately 77.8% of our outstanding loans were secured by guarantees. The remaining loans were supported by pledges on cash deposits with banks (9.4%) or represent loans to banks that originally qualified by their creditworthiness to act as guarantors (12.8%). As of December 31, 2013, 50.6% of our outstanding loans were guaranteed by Norwegian banks. The majority of such guarantees were provided by DNB Bank ASA, which guaranteed 34.0% of outstanding loans as of December 31, 2013. Further, the Company has entered into the Portfolio Hedge Agreement (as defined below) with its shareholder banks, including DNB Bank ASA. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.

     A failure by one or more borrowers, counterparties or guarantors to honor the terms of their contracts with or the guarantees in favor of the Company could have an adverse effect on the business, results of operations and financial condition of the Company.

     Loss of key personnel may increase operational risks.

     Eksportfinans’ performance has historically been and continues to be largely dependent on the talents and efforts of highly skilled individuals. As the size of the Company's balance sheet and the complexity of its business requires a critical mass of employees who possess managerial, financial, risk management, administrative and other skills that are important to its operations, the loss of or an extended interruption in the services of a substantial number of our personnel may lead to increased operational risks which could adversely affect the Company's results of operations and financial condition. There can be no assurance that Eksportfinans will be able to attract and retain such personnel, particularly in light of our current situation.

   Change in fair value measurements may bring volatility into our results.

     Fair value measurements of Eksportfinans’ debt and structured note liabilities take Eksportfinans’ own credit risk into account by discounting cash flows at rates that incorporate Eksportfinans’ currently observable credit spreads based on actual transactions or by quotes from major broker dealers. This fair value impact may significantly increase volatility in our results, as the correlation with the credit spreads applied to our assets is usually low. After the multi-notch downgrades of the Company's credit ratings by Moody's and S&P following the Government's decision to assume responsibility for the provision of government subsidized export loans, the spread levels and spread volatility increased significantly. This resulted in unrealized gains for the Company of NOK 40.8 billion in 2011. In both 2012 and 2013 we experienced spread tightening, resulting in unrealized losses to the Company. For the year ended December 31, 2013, unrealized losses on our own debt were NOK 7.7 billion (excluding derivatives) compared to unrealized losses of NOK 26.0 billion for the year ended December 31, 2012. The unrealized gains from 2011 are expected to be reversed as unrealized losses in the future. For further details, see note 29.7 to our audited consolidated financial statements in Item 18.

     Reduced basis swap spreads may reduce our interest margins.

     A significant part of the Company’s funding is denominated in U.S. dollars while a significant part of the loans are denominated in Norwegian kroner. Hence the Company has historically swapped significant amounts from dollars to Norwegian kroner, profiting from the basis swap spread during the financial crisis when these spreads were at historically high levels. The Company has been partially hedging the basis risk since September 2010. This includes both hedging on the portfolio level and for all new loans larger than NOK 500 million and with maturity longer than three years. This hedging amounted to approximately NOK 26 billion as of December 31, 2013 of which NOK 25 billion had between zero and three years remaining duration, and NOK 1 billion had four years remaining duration. For the unhedged part, a return to historically more normal, reduced basis swap spread levels would impact the Company’s earnings negatively.

     We may experience volatility in our results from our Liquidity Reserve Portfolio.

     In early 2008 shareholders representing 99.5% of Eksportfinans’ shares signed a risk mitigation agreement (the Portfolio Hedge Agreement) whereby they undertook to hedge against further market value declines, including credit losses, in the Liquidity Portfolio (as defined under Item 5.B "Liquidity and Capital Resources – Liquidity Portfolio" below) as it existed on February 29, 2008 (the PHA Portfolio) up to an amount of NOK 5 billion. None of this amount was utilized as of year-end 2013). Upon entering into the Portfolio Hedge Agreement the Company set up a new liquidity portfolio (the Liquidity Reserve Portfolio). The Liquidity Reserve Portfolio does not benefit from the Portfolio Hedge Agreement. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement” and notes 5, 12 and 30.4 to our audited consolidated financial statements in Item 18. Consequently, changes in the market value of the securities in the Liquidity Reserve Portfolio will be reflected as unrealized gains or losses (or realized losses if the issuer of the securities should become insolvent) in our results and such losses, particularly during periods of market disruptions, could be material.

     We are largely dependent on credit ratings from the major credit rating agencies when managing our portfolio.

     The Company relies on credit ratings and analyses from the major rating agencies (Moody’s, S&P and/or Fitch) to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio. Eksportfinans’ exposure limits are mainly based on the credit ratings of guarantors and borrowers. These credit ratings may not fully reflect the true risk of a counterparty and we may therefore be exposed to unanticipated losses. Further, in certain instances our valuation estimates are dependent on credit ratings. As described in note 4 to our audited consolidated financial statements in Item 18, credit spreads for guaranteed export loans are adjusted upon significant changes in the credit rating for the guarantor since the loan origination date. If these credit ratings do not fully reflect the counterparty credit risk, we may face the risk of errors in fair value measurement. For further information, refer to note 4 to our audited consolidated financial statements in Item 18.

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

     In the ordinary course of business, Eksportfinans may be subject to a concentration of credit risk to a particular bank guarantor or bond issuer. On its existing portfolios, Eksportfinans also has a concentration of market risk related to currency, interest rate and credit spread volatility, which increases with general market volatility and the general correlation between markets. If currency, interest rate or credit spread volatility increase or the correlation between different currencies, interest rates or credit spreads increases, this may lead to a higher market risk and more volatile results.

     Changes in regulation may adversely affect our business and performance.

From time to time we are faced with regulatory and accounting changes that affect our business and our financial statements. Changes to the regulatory frameworks may have an adverse impact on the Company's business, results of operations or financial position. An inability to comply with current or proposed legislation increases the risk that Eksportfinans' reputation will be damaged, which may further adversely affect our business, results of operations or financial position. On February 7, 2014, the Norwegian Financial Supervisory Authority of Norway (the NFSA) proposed new regulations reflecting CRD IV. When implemented, these regulations are expected to have a significant impact on the capital ratios going forward, although still expected to be above regulatory requirements. See Item 4.B. “Business Overview — Supervision and Regulation”.

     Uncertainty with respect to certain aspects of the 108 Agreement may arise.

     Although we are no longer making new loans under the 108 Agreement, the 108 Agreement will remain in effect until all loans issued pursuant to the 108 Agreement have been repaid. Certain practices and procedures that were historically followed under the 108 Agreement were implicitly based on the expectation that the Company would be continuing to make new loans pursuant to the 108 Agreement. As this is no longer the case, there can be no assurance that either we or the Ministry of Trade, Industry and Fisheries (the Ministry) will not determine that changes to the practices and procedures are appropriate. If any proposed changes arise, there can be no assurance that we and the Ministry will be able to agree on such changes and/or whether any changes that actually become effective will not adversely affect our results of operations or financial position.

     We are subject to foreign currency risk.

     As an international business, the Company is subject to currency risk. Although most of the Company’s risk capital is denominated in Norwegian kroner, a somewhat lower proportion of the Company’s risk weighted assets is denominated in Norwegian kroner. Because a somewhat higher percentage of the Company’s risk-weighted assets than its risk capital is denominated in other currencies and because there are limitations on the exchange rates used in the translation of risk capital to Norwegian kroner, the Company’s capital ratio is subject to foreign exchange rate fluctuations with respect to Norwegian kroner.

     Additionally, the Company’s earnings may fluctuate due to currency translations into NOK, and adverse changes in currency exchange rates would cause a reduction in profits. As the Company’s financial statements are reported in Norwegian kroner, a majority of the items presented are subject to fluctuations as a result of changes in the U.S. dollar/Norwegian krone and the euro/Norwegian krone exchange rate.

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

     Commencing January 1, 2009, Eksportfinans began reporting three operating segments: export lending, municipal lending and securities. On June 24, 2009, Eksportfinans completed the sale of Kommunekreditt Norge AS, its municipal lending business, but retained a portion of the outstanding municipal loans. Eksportfinans has therefore continued to report three operating segments.

     On November 18, 2011, the Government announced that it would establish a government-run export financing scheme under which a new entity established by the Government would assume responsibility for the provision of government-subsidized loans as export credits. The Government’s decision to terminate the 108 Agreement (see item 4.B. “Business Overview – Loans – Export Lending - Arrangement with the Government”) with respect to new loans adversely affected Eksportfinans' scope and extent of business activities and made it necessary for the Company to reassess its business model. As a result of the Government's decision, Eksportfinans decided to discontinue making new loans, except for loans for which commitments existed prior to November 18, 2011. The Company assisted the Government in administering government-sponsored export lending during a transition period which ended July 1, 2012. The new entity, Eksportkreditt Norge AS, was established on June 25, 2012, and became operational on July 2, 2012. Eksportfinans continues to operate and manage its existing loan portfolio and expects to continue to do so for a significant period of time.

           On July 30, 2013 Eksportfinans registered a wholly owned subsidiary, EDM 15, and transferred to it the 11 of 16 sections it owns of the building it occupies at Dronning Mauds gate 15, gnr. 209, bnr. 430 in Oslo. The rationale behind this decision was to separate the Company’s property investment from the ordinary business of Eksportfinans, and thus facilitate further development of the property and the value thereof. The sections transferred to EDM 15 are leased to five tenants, including Eksportfinans ASA.

B. BUSINESS OVERVIEW

     LOANS

     Export Lending

    The following describes the Company’s export lending activities and portfolio. The Company has not engaged in new export lending since November 18, 2011 except for loans for which legal commitments existed prior to that date, but continues to actively manage its existing extensive portfolio.

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

     As shown in the table in Item 4.B. “— LOANS — Analysis of Loans”, a significant portion of the Eksportfinans loan portfolio is supported by guarantees (approximately 84.5% of the export-related balance as of December 31, 2013). The remaining export-related loans outstanding as of December 31, 2013 are supported by pledges on cash deposits with banks (10.6%) or represent loans to banks that are themselves qualified by their creditworthiness to act as guarantors (4.9%).

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

     Commercial Export Loans. Commercial export loans were made at fixed or floating rates with certain options to convert from floating to fixed and vice versa and on a medium- or long-term basis. Commercial loans were offered in most freely convertible currencies and generally have repayment terms that are more flexible than those for government-supported loans. The terms and conditions of Eksportfinans’ commercial loans could be adjusted to match Eksportfinans’ funding and were based on Eksportfinans’ cost of funds in the domestic and international capital markets. Eksportfinans’ commercial loans are, for the most part, supported by bank guarantees, but some are supported by guarantees from insurance companies, the Guarantee Institute or other Norwegian or foreign governmental agencies, pledges on cash deposits with banks or are loans to banks for the purpose of refinancing of their loans to the export industry.

     Types of Financing

     Overview. Our export-related loan portfolio consists of three types of financing: (1) contract financing, (2) financing of international and export related activities and (3) acquisition of loans from banks. Contract financing means financing of export contracts between a Norwegian supplier and a foreign or Norwegian buyer, primarily those that operate in the international shipping and oil and gas industries. Financing of international and export related activities involves loans to finance investments in, among other things, storage facilities, production lines or purchases of companies to assist Norwegian companies in expanding internationally. Eksportfinans actively marketed its products to Norwegian companies and also to buyers abroad that are traditional or potential purchasers of capital goods and services from Norway. Financial alternatives were often discussed with Norwegian exporters at a stage where they contemplated bidding for a contract or were in a bidding contest with foreign exporters. Most of Eksportfinans’ loans were made due to active marketing directed to and/or unsolicited applications directly from Norwegian exporters. Some loans were referred to us via our shareholder banks. All such referrals were on a no-fee basis. Eksportfinans did not hire brokers for the purpose of acquiring new loans.     Approximately 84.5% of our outstanding export loans are guaranteed. The remaining loans are supported by pledges on cash deposits with banks (10.6%) or represent loans to banks that are qualified by their creditworthiness to act as guarantors (4.9%). For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing — Financing of international and export related activities”.

     Contract financing. Contract financing includes supplier and buyer credits and project financing. Supplier credits are those in which Eksportfinans has a direct lending relationship with a Norwegian supplier of goods and/or services. A buyer credit is one where Eksportfinans lends to the foreign purchaser of goods or services originating in Norway. In either case, Eksportfinans typically advanced funds to the Norwegian supplier at the time of delivery of the goods and/or services. The majority of the credits were extended as buyer credits. Terms of repayment for commercial loans were agreed between Eksportfinans and the borrower. Government-supported loans were subject to the repayment terms set by the OECD for such loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — General — Government-Supported Loans”.

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

     The Articles of Association of the Company were changed in 2010 to broaden the Company’s purpose to permit it to conduct financing operations within the scope of the Financial Institutions Act. In order to diversify the lending activities to make the Company less dependent on loans derived from the oil and gas industry and to meet demand from Norwegian industry, Eksportfinans also adopted a strategy of focusing on financing projects within the renewable energy and cleaner environment sector as well as infrastructure projects.

     Financing of international and export related activities. Eksportfinans financed activities related to the Norwegian export industry. The loan purpose was typically to finance investments in buildings and machinery for export production or international expansion. Such loans were guaranteed by Norwegian and international banks and other financial institutions. In 2005 Eksportfinans also started to extend loans to Norwegian savings banks to fund these banks’ loans to their customers within the export business. In 2008, the Company discontinued direct loans to saving banks. From 2008, loans in co-operation with saving banks were made to a borrower based on a guarantee from the savings bank, which was consistent with the Company’s other lending activities. Total loans outstanding that were extended via Norwegian saving banks decreased to NOK 2,172 million at year end 2013 from NOK 4,167 million in 2012.

     Loans acquired from banks. Eksportfinans from time to time entered into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans were based on normal commercial terms, and the loans acquired were of the type extended by Eksportfinans in the ordinary course of its business.

     The Company placed an initial deposit with the selling bank, which was used as consideration for the purchase of the relevant loans. Each loan purchased was supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company paid the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount was paid to the selling bank. The net effect of these transactions was that Eksportfinans received a specified, individually negotiated return comparable to that received on its other commercial loans. In 2013, 2012 and 2011 Eksportfinans acquired loans from banks amounting to NOK 368 million, NOK 141 million, and NOK 3,644 million, respectively. As loans are repaid and mature, new loans are acquired to maintain the balance with the amount of the deposit placed with the selling bank.

     Loan Commitments

     Eksportfinans’ total actual and probable loan commitments as of December 31, 2013 amounted to NOK 203 million (compared to NOK 212 million as of December 31, 2012). The decrease was due to the Government’s decision to establish a new, state owned lending entity. The remaining loan commitments of NOK 203 million are legally binding commitments within contract financing that existed prior to November 18, 2011. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”.

    Credit Support, Credit Monitoring and Assessment

     Eksportfinans’ Articles of Association require that all credits extended be made:

•	with the support of guarantees from Norwegian or foreign banks, Norwegian or foreign insurance companies, Norwegian or foreign companies that, without providing credit support or specific security, are assumed to be capable of raising long-term debt in the international capital markets and money markets, the Government or legal entities including the Guarantee Institute whose guarantee is equivalent to a guarantee from the Government, or with the support of guarantees from sovereign states and their regional or local authorities of high creditworthiness, including legal entities whose guarantee is equivalent to a guarantee from a sovereign state or its regional or local authorities with high creditworthiness,

•	with the support of a pledge over bank deposits in Norwegian or foreign banks, bonds or other negotiable debt instruments issued or guaranteed by legal entities with the support of whose guarantee credits may be extended pursuant to the bullet point above, or

•	without any credit support if the borrower is a legal entity which may issue a guarantee under the first bullet point above.

     Eksportfinans relies on credit ratings and analyses from the major rating agencies to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio and reports regularly to management and the Board of Directors. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other support for the loans as the ultimate source of repayment. The Board of Directors has established exposure limits based on the credit ratings of the guarantors and borrowers. Consistently, the entirety of the rated portfolio consists of investment grade counterparties. For details on our unrated portfolio, see note 29.5 to our audited consolidated financial statements in Item 18. For further details on our reliance on credit ratings, see Item 3.D. “Risk Factors — We are largely dependent on credit ratings from the major credit rating agencies when managing our portfolio”.

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

     Guarantees issued by GIEK cover political risks (e.g. war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (e.g. the failure by the borrower to perform its obligations under the credit agreement). The Guarantee Institute’s cover of political risks is 100% of a loan, and its maximum cover for commercial risks is 90%. The terms of guarantees issued by the Guarantee Institute generally provide that the Guarantee Institute is to be issued a claim after a default has continued for 90 days. Claims under the guarantees are payable six months from the date a claim is issued. Guarantees issued by the Guarantee Institute supported 28% of export related loans as of December 31, 2013 compared with 35.9% of export related loans as of December 31, 2012.

     Arrangement with the Government

     As a member of the OECD, Norway adheres to the OECD Consensus. The terms of the OECD Consensus, which vary according to the importing country, establish minimum interest rates and require down payments and maximum loan maturities for government-supported export financing, among other things. The OECD Consensus provides that each government-supported loan entered into on or after August 1995 must bear the CIRR applicable to the currency and maturity of the loan. The CIRR is adjusted monthly by the OECD.

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

     The 108 Agreement also protects Eksportfinans against fluctuations in foreign exchange and/or interest rates with respect to loans granted under the agreement by providing Eksportfinans with a guaranteed NOK fixed return. Under the agreement, Eksportfinans is compensated for any losses resulting from currency or interest rate fluctuations and any gains resulting from such fluctuations are credited to the Ministry. The Government also seeks to reduce its exposure to currency and interest rate risk under the 108 Agreement. For this purpose, Eksportfinans enters into currency and interest rate hedging arrangements and otherwise attempts to balance the currencies of its assets and liabilities. As a result, annual fluctuations in gains or losses under the agreement are minimized, which assists the Government in forecasting the amount of its disbursements under the Agreement.

     Under the 108 Agreement, Eksportfinans is required to keep separate accounts and a settlement account for payables to and receivables due from the Ministry of Trade, Industry and Fisheries (formerly the Ministry of Trade and Industry). If the settlement account shows a deficit, the Ministry of Trade, Industry and Fisheries makes payments to Eksportfinans; conversely, Eksportfinans pays to the Ministry of Trade, Industry and Fisheries any surplus registered in the settlement account. Settlements take place within 16 months after the end of each accounting year. Historically, amounts have been due from the Government.

     On November 18, 2011, the Government announced that it would assume responsibility for the provision of export credits under the scheme previously managed by Eksportfinans. As a result, Eksportfinans no longer extends new loans under the 108 Agreement except for loans for which commitments existed prior to November 18, 2011, but will continue to manage its portfolio under the 108 Agreement until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled pursuant to the 108 Agreement. Approximately 37% of Eksportfinans’ outstanding export-related loans as of December 31, 2013 were disbursed pursuant to the 108 Agreement, compared to 33% of export-related loans at the end of 2012. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”. The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Government under this arrangement:

	2013	2012	2011	2010	2009	2008	2007
Amount paid or payable to Eksportfinans (NOK millions)	322	405	382	332	152	38	26
Payment in respect of (year)	2011	2010	2009	2008	2007	2006	2005

     Municipal Lending

     Sale of Kommunekreditt

     In June 1999, Eksportfinans acquired Kommunekreditt. Kommunekreditt, headquartered in Trondheim, Norway, engaged in long-term financing of Norwegian local governments. Kommunekreditt made loans without any form of credit enhancement to Norwegian municipalities, counties and companies that were the joint undertaking of two or more municipalities (so called inter-municipal companies) as well as to private independent companies against guarantees from municipalities, counties, the Government or a bank. From 2006 Kommunekreditt also engaged in direct loans to banks in situations where the bank was able to link the credit to a defined portfolio of public sector company loans that could be refinanced via Kommunekreditt. Kommunekreditt provided loans with fixed or floating rates of interest and terms from one month to 10 years both for refinancing existing loans and for new borrowings.

     On May 7, 2009 Eksportfinans entered into an agreement with Kommunal Landspensjonskasse gjensidig forsikringsselskap (KLP) for the sale of all of the shares in Kommunekreditt Norge AS (the Sale and Purchase Agreement). KLP agreed to purchase the shares in Kommunekreditt at book value, NOK 870 million. The sale closed as scheduled on June 24, 2009 (the Closing).

     In connection with the Sale and Purchase Agreement, Eksportfinans entered into a Term Facility Agreement dated May 7, 2009 (the Term Facility Agreement), under which it granted Kommunekreditt (now KLP Kreditt AS) a NOK 34 billion loan, an amount equivalent to Eksportfinans’ outstanding funding of the activities of Kommunekreditt at Closing (excluding the Retained Municipal Portfolio, described below). The loan had a term of approximately two years from Closing with eight equal quarterly amortization payments, the first of which was paid on December 15, 2009 and the last of which was paid on September 15, 2011.

     Further, in connection with the Sale and Purchase Agreement, Eksportfinans entered into an “Excluded Portfolio Agreement”, pursuant to which at the Closing Eksportfinans purchased from Kommunekreditt loans with a book value (equal to fair value) of approximately NOK 10.9 billion (the Retained Municipal Portfolio). The retained loans in the Retained Municipal Portfolio consist of loans granted by Kommunekreditt to banks and other financial institutions and a selection of loans to municipalities, selected with respect to their maturity but consistent with other loans made by Kommunekreditt.

     The Retained Municipal Portfolio

     The credit risk on loans to or with guarantees from Norwegian municipalities or counties is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and/or penalty interest. After a period of postponement of payments it is expected that the Ministry of Local Government will arrange for fulfillment of the municipality’s payment obligations.

     In its local government transactions Kommunekreditt offered loans to municipalities, counties or companies having the support of guarantees from municipalities, counties, the Government or banks. Kommunekreditt typically financed investments in municipal infrastructure projects such as roads, water and sewage systems, health and social care, schools and cultural institutions. Proceeds of Kommunekreditt’s loans were used for new projects as well as for refinancing existing loans.

     Types of Financing in the Retained Municipal Portfolio

     Loans in the Retained Municipal Portfolio have terms ranging from less than one year to more than ten years remaining. As of December 31, 2013, 23% (as of December 31, 2012, 35%) of the outstanding loans had a remaining term in excess of five years.

     Loans in the Retained Municipal Portfolio include both floating-rate and fixed-rate terms.

     Floating-rate loans bear interest either at a rate linked to the Norwegian Interbank Offered Rate (NIBOR) plus a margin or at a rate that is adjustable at our discretion upon 14 days’ notice. If the borrower rejects the adjusted interest rate, the loan and accrued interest must be repaid immediately. As of December 31, 2013, 81% were at floating interest rates (81% as of December 31, 2012).

     If a loan has a fixed interest rate, the fixed interest rate normally applies for the whole term of the loan. Some loans may have a fixed rate of interest for a shorter period than the term of the loan. For such loans, at the end of the initial term either new fixed rates of interest are agreed or the loan is repaid. Prepayments of fixed rate loans are subject to a penalty based on the difference between the agreed interest rate and the market interest rate at the time of prepayment. As of December 31, 2013, 19% of the loans were at fixed interest rates (December 31, 2012, 19%).

     Credit Support, Credit Monitoring and Assessment of the Retained Municipal Portfolio

     Loans to Norwegian municipalities or counties were made without any credit support. Loans to joint municipal companies or private independent companies were made with guarantees from municipalities, counties, the Norwegian central government or a bank. A credit assessment was made for all companies where a guarantee was required, even if the credit risk was borne by the guarantor. The credit limits of municipalities were based on a combination of the outstanding loan balance for the individual municipality/county and the capital adequacy limits regulated by The Financial Supervisory Authority of Norway. Credit limits for banks were set by Eksportfinans. The Retained Municipal Portfolio also includes loans with guarantees from banks, and loans to banks in connection with the refinancing of loans to companies in the public sector.

     Loans in the Retained Municipal Portfolio were made:

•	to municipalities and counties,

•	to companies, where the credit was secured by guarantees from municipalities, counties, banks or the Government, and

•	to banks in connection with the refinancing of loans to companies in the public sector.

     Loans in the Retained Municipal Portfolio were extended to Norwegian municipalities, counties and to inter-municipal companies or companies that were guaranteed by a municipality, county, bank or other financial institution. The risk on loans with municipal security to these entities in Norway is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and penalty interest. This is set out in the Local Government Act, approved by the Norwegian Parliament on September 25, 1992. Under section 55 of the Local Government Act, Norwegian municipalities and counties cannot be declared bankrupt. Sections 56 and 57 of the Local Government Act set out provisions on the procedures a municipality or county must follow if a postponement of payments needs to be implemented. Section 58 contains procedures to be followed on a return to normal servicing of payment obligations. Since 1945 no Norwegian municipality or county has suspended payment.

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

     Detailed rules for financial plans and control systems that municipalities must follow are set for annual budgets, financial plans, financial strategy and account statements. Municipalities and counties that do not comply with these rules need approval of their budgets and borrowings by the Ministry of Local Government (for counties) or the County Governor (for municipalities). Currently, approximately 10% to 15% of municipalities and counties are in this category, most of them because of minor budget deficits. Over the last two years, the percentage of municipalities and counties in this category has declined.

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

     Analysis of Loans

Composition of Loans

     The following table sets forth the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality and county loans for each of the last five years:

	As of and for the year ended December 31,
(NOK millions) (1)	2013	2012	2011	2010	2009
Loan disbursements (during the year):
Export-related commercial loans	—	781	27,447	30,923	13,729
Export-related Government-supported loans (2)	—	142	6,238	2,731	14,381
Municipal and county loans (3)	—	—	—	—	10,909
Loan to KLP Kreditt AS	—	—	—	—	34,352
Total (4)	—	923	33,685	33,654	73,371

Loans outstanding (at year-end):
Export-related commercial loans	30,029	50,301	76,699	64,499	42,547
Export-related Government-supported loans (2)	21,601	28,351	34,599	35,317	38,828
Loan to KLP Kreditt AS	—	—	—	12,882	30,058
Direct loans to Norwegian local government	3,513	4,374	5,653	5,719	5,778
Municipal-related loans to other credit institutions	3,388	4,448	4,798	4,943	4,943
Loans to employees	37	35	58	52	48
Total	58,568	87,509	121,807	123,412	122,202

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

(2)	Export-related government-supported loans refer to all loans provided under the 108 Agreement with the Government. Refer to disclosures under the heading “Arrangement with the Government” in this section for further information about these loans. The export-related government-supported loans are protected by the types of credit support presented under the heading “Credit Support” later in this section.

(3)	The figure for 2009 includes the acquisition of NOK 10.9 billion of loans included in the Retained Municipal Portfolio.

(4)	Amounts for 2012, 2011, 2010 and 2009 include loans acquired from shareholders amounting to NOK 141 million, NOK 3,644 million, NOK 2,867 million and NOK 1,263 million, respectively.

The following table represents an analysis of the Company’s loans outstanding for each of the last five years:

(NOK millions) (1)	2013	2012	2011	2010	2009
Beginning balance	87,509	121,807	123,412	122,202	139,228
Add — disbursements (1)	—	923	33,685	33,654	73,371
Deduct — repayments (2)	(33,250)	(31,555)	(35,422)	(32,416)	(83,820)
Adjustments related to year-end exchange rates (3)	4,309	(3,666)	132	(28)	(6,577)
Balance at year-end	58,568	87,509	121,807	123,412	122,202

(1)	Of NOK 73.4 billion in 2009, NOK 45.3 billion is related to funding of Kommunekreditt Norge AS and other municipal related disbursements after the sale of the subsidiary.

(2)	Of NOK 83.8 billion in 2009, NOK 44.5 billion is related to repayment from Kommunekreditt Norge AS in relation to the sale of the subsidiary.

(3)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

     Our export-related loans are divided into three categories: ships, capital goods and additional export-related and international activities, as described in the footnotes to the tables below.

     The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:

Loan disbursements (during the year):

	Year ended December 31,
(NOK millions)	2013	2012	2011	2010	2009
Export-related Loans	—
of which Ships (1)	—	174	9,634	15,879	12,958
of which Capital goods (2)	—	137	13,678	9,124	15,152
of which Other export-related and international activities (3)	—	612	10,373	8,651	—
Municipal and county loans (4)	—	—	—	—	10,909
Loan to KLP Kreditt AS	—	—	—	—	34,352
Total (5)	—	923	33,685	33,654	73,371

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

	Year ended December 31,
(NOK millions)	2013	2012	2011	2010	2009
Aviation and shipping	—	612	2,816	264	—
Renewable energy	—	—	4,394	1,425	—
Infrastructure	—	—	1,064	—	—
Environment	—	—	688	—	—
Consumer goods	—	—	612	4,649	—
Real estate	—	—	411	581	—
Banking and finance	—	—	388	—	—
Oil and gas	—	—	—	1,732	—
IT and telecommunication	—	—	—	—	—
Total	—	612	10,373	8,651	—

(4)	The figure for 2009 includes the acquisition of NOK 10.9 billion of loans included in the Retained Municipal Portfolio.

(5)	Amounts for 2012, 2011, 2010 and 2009 include loans acquired from shareholders amounting to NOK 141 million, NOK 3,644 million, NOK 2,867 million and NOK 1,263 million, respectively.

 Loans outstanding at year-end:

	As of December 31,
(NOK millions)	2013	2012	2011	2010	2009
Export-related Loans
of which Ships (1)	21,630	34,148	44,989	45,376	36,376
of which Capital goods (2)	13,678	23,973	33,991	31,992	28,347
of which Other export-related and international activities (3)	16,322	20,532	32,318	22,448	16,652
Loan to KLP Kreditt AS	—	—	—	12,882	30,058
Direct loans to Norwegian local government	3,513	4,373	5,653	5,719	5,778
Municipal-related loans to other credit institutions	3,388	4,448	4,798	4,943	4,943
Loans to employees (4)	37	35	58	52	48
Total	58,568	87,509	121,807	123,412	122,202

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

	As of December 31,
(NOK millions)	2013	2012	2011	2010	2009
Renewable energy	4,994	5,494	5,494	1,425	—
Shipping	3,446	4,284	5,233	264	40
Banking and finance	2,684	4,615	6,938	7,264	8,260
Consumer goods	1,831	2,275	5,375	4,757	3,052
Infrastructure	1,289	1,333	1,060	150	—
Real estate	849	660	5,063	5,626*	5,237
Environment	632	646	661	—	—
Oil and gas	596	1,223	2,491	2,935	25
Aluminum, chemicals and minerals	—	—	—	3	8
Engineering and construction	—	—	—	—	1
Other categories	1	2	3	24	29
Total	16,322	20,532	32,318	22,448	16,652

*Infrastructure of NOK 150 million was included in as of December 31, 2010.

(4)	There were no material loan disbursements to employees in 2013.

      Maturity of Loans

     The following table shows the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of our outstanding loans as of December 31, 2013, categorized by maturity.

(NOK millions)	1 year	From 1 year up to and including 5 years	Over 5 years	Total
Municipal and county loans	2,828	2,480	1,592	6,900
Export-related loans	11,834	35,092	4,742	51,668
Total	14,662	37,572	6,334	58,568

Loans by Type of Interest Rate

     The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2013, categorized by type of interest rate.

(NOK millions)	Fixed interest rates	Adjustable interest rates	Total
Municipal and county loans	1,313	5,587	6,900
Export-related loans	20,838	30,830	51,667
Total	22,151	36,417	58,568

     Currency of Loans

     The following table shows the composition of the Company’s loans by currency, based upon the contract terms, as of December 31, for each of the last five years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,
(NOK millions, except percentages) (1)	2013	2012			2011		2010		2009
Norwegian kroner	37,026	63.2%	53,580	61.2%	63,392	52.0%	71,046	57.6%	85,700	70.1%
U.S. dollars	19,962	34.1%	32,245	36.9%	55,716	45.7%	49,023	39.7%	33,582	27.5%
Euro	1,092	1.9%	1,155	1.3%	2,116	1.7%	3,236	2.6%	1,778	1.5%
Other	488	0.8%	529	0.6%	583	0.5%	107	0.1%	1,142	0.9%
Total	58,568	100.0%	87,509	100.0%	121,807	100.0%	123,412	100.0%	122,202	100.0%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

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

	As of December 31,
(NOK millions) (1)	2013	2012	2011	2010	2009
Norway (2)	42,497	60,100	82,366	87,282	90,460
USA	1,809	2,543	3,491	3,331	4,150
Qatar	1,748	1,739	2,022	2,050	2,019
The Netherlands	1,747	1,823	2,205	3,127	1,378
Cyprus	1,366	2,442	2,936	2,643	1,079
Other (3)	9,401	18,862	28,787	24,979	23,116
Total	58,568	87,509	121,807	123,412	122,202

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

(2)	Of which loans related to Norwegian municipalities (including the loan to KLP Kreditt AS) amounted to NOK 6,901 million, NOK 8,821 million, NOK 10,451 million, NOK 23,544 million and NOK 40,779 million in 2013, 2012, 2011, 2010 and 2009, respectively.

(3)	In 2013, “Other” does not include any individual country amounts greater than those disclosed by individual country for that year.

      Credit Support

     The following tables provide an overview of the types of credit support on our outstanding loans as of December 31, for each of the last five years:

	As of December 31,
Municipal Lending:
(NOK millions, except percentages) (1)	2013		2012		2011		2010		2009
Loans to Norwegian Banks	3,388	49.0%	4,448	50.4%	4,798	45.9%	4,943	21.0%	4,943	12.1%
Norwegian bank guarantees	2,044	29.6%	2,771	31.4%	3,638	34.8%	3,660	15.5%	3,689	9.1%
Loans to or guaranteed by Norwegian
municipalities	1,468	21.3%	1,602	18.2%	2,015	19.3%	2,058	8.7%	2,089	5.1%
Loan to KLP Kreditt AS	-		-		-		12,882	54.8%	30,058	73.7%
Total	6,900	100%	8,821	100%	10,451	100%	23,544	100%	40,779	100%

	As of December 31,
Export-related Lending:
(NOK millions, except percentages) (2)	2013		2012		2011		2010		2009
Government Guarantees (4)	17,962	34,8%	33,440	42.5%	46,777	42.0%	39,792	39.9%	26,365	32.4%
Norwegian Bank Guarantees	22,092	42,8%	24,535	31.2%	28,735	19.7%	21,092	21.1%	14,965	18.4%
Loans to Norwegian banks	2,173	4,2%	4,167	5.3%	6,466	11.9%	7,263	7.3%	8,260	10.2%
Foreign Bank Guarantees (3)	3,624	7,0%	9,098	11.6%	14,955	13.4%	17,699	17.7%	15,622	19.2%
Pledges over cash deposits with banks	5,482	10,6%	7,079	9.0%	13,977	12.6%	13,563	13.6%	15,795	19.4%
Loans to foreign banks	335	0,6%	334	0.4%	388	0.3%	407	0.4%	368	0.4%
Corporate guarantees
Total	51,668	100%	78,653	100%	111,298	100%	99,816	100%	81,375	100%

(1)	Loan provided with security in the underlying lending portfolio transactions, in addition to KLP Kreditt AS being a Norwegian bank.

(2)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(3)	Includes direct loans to foreign banks from which we would accept a guarantee.

(4)	Consists of guarantees by the Guarantee Institute, other Norwegian agencies and foreign governments.

(5)	In addition, mortgage loans to employees accounted for NOK 37 million, NOK 35 million, NOK 58 million, NOK 52 million and NOK 60 million in 2013, 2012, 2011, 2010 and 2009, respectively.

(6)	Loans acquired from banks

     Government guarantees supported 34.8% of total outstanding export-related loans as of December 31, 2013, substantially all of which were covered by the Guarantee Institute. The relative percentage of government guarantees for export-related lending decreased from 42.5% as of December 31, 2012 due to the scheduled repayment and maturity of government guaranteed loans.

     No loans to a single customer guaranteed by the Government or its agencies exceeded 3.4 % of total export-related loans as of December 31, 2013. Guarantees issued by two Norwegian banks, DNB Bank ASA and Nordea Bank Norge ASA, which together owned 63.2% of the Company’s share capital as of December 31, 2013, supported 41.3% of total export-related loans. As of the same date, guarantees issued by one of those banks, DNB Bank ASA, supported approximately 38.0% of total export-related loans. No loan to a single customer guaranteed by DNB Bank ASA exceeded 7.0% of total loans in 2013.

     Guarantees issued by Nordea Bank Norge ASA, another shareholder, supported 3.2% of total export-related loans. No loan to a single customer guaranteed by Nordea Bank exceeded 0.8% of total loans. For further details, see Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.

     Non-Performing Loans

     Default interest accrues if a borrower fails to pay any amount owed when due. Default interest includes additional interest for not performing according to the loan contract. Default interest normally exceeds the normal interest rate agreed to in the loan contract by 100 to 300 basis points. Default interest accrues from and including the date on which the payment was due. Default interest is intended to make up for any of the Company’s lost investment opportunities or cost of funds, as the case may be.

     The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	As of December 31,
(NOK millions)	2013	2012	2011	2010	2009
Interest and principal installments more than 90 days past due (1)	122	522	504	511	416
Not matured principal on loan with payments more than 90 days past due (2)	86	148	17	453	58
Total	198	670	521	964	474
Interest and principal installments more than 90 days past due
expected to be collected from guarantor (3)	18	25	6	18	5

(1)	Of the amounts for 2013, 2012, 2011, 2010 and 2009, NOK 94 million, NOK 485 million, NOK 498 million, NOK 493 million and NOK 408 million, respectively relates to Icelandic banks.

(2)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.

(3)	All loans expected to be collected from a guarantor are loans where the borrower is a foreign counterparty. The amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. For further details, see note 28.4 to our audited consolidated financial statements in Item 18.

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

     In October 2008, Iceland introduced an emergency law to deal with its national banking crisis. Three of the major Icelandic banks were nationalized and placed under Icelandic government ownership, control and supervision. At that time, Eksportfinans discovered that Glitnir Banki hf (Glitnir), which had acted as agent bank and guarantor, had failed to perform its duties as agent by not transferring to Eksportfinans prepayments of three loans that had been legally prepaid by the borrowers. Eksportfinans brought a lawsuit to reclaim the unlawfully withheld amount. On October 15, 2013 the Supreme Court of the Republic of Iceland ruled in favor of Eksportfinans and ordered the winding up Board of Glitnir to pay ISK 9,400 million (being the full amount claimed) and all legal costs. Of this sum, approximately one fifth has been paid in Icelandic krona with the remainder settled in euro and other international currencies. Eksportfinans also participates in a euro-denominated syndicated loan to Glitnir, with Eksportfinans’ exposure being NOK 94 million (at exchange rates applicable as of December 31, 2013). Based on the most recent reports from the Glitnir estate in connection with its wind down, as of December 31, 2013, the Company expects to receive repayment of 38.3% of the principal amount of the loans (an increase from the estate’s estimate of 35.3% as of December 31, 2012), leading to an accumulated fair value reduction of NOK 58 million as per December 31, 2013 (at exchange rates applicable as of December 31, 2013) with respect to the exposure. Save for the outstanding amounts under the Icelandic syndicated loan, the Company has incurred no loan losses to date.

     Foreign Outstandings

     The following table sets forth outstandings to obligors in foreign countries where aggregate outstandings to each country exceed 1.5% of the Company’s total assets as of December 31, 2013. Additionally, it sets forth under “Other countries” the aggregate outstandings for countries which each represent between 0.75% and 1.5% of the Company’s total assets. Outstandings consist of loans, securities and receivables. Guaranteed amounts are reflected as outstandings only in the country of the guarantor and not in the country of the borrower. These amounts are primarily outstanding against foreign banks.

	Year ended December 31,
	2013	2012	2011	2010	2009
(NOK million)	Outstanding
Denmark	5,363	9,015	9,392	10,939	10,999
Finland	4,628	8,483	9,103	8,633	8,675
USA	4,604	3,592	6,537	8,992	10,380
Germany	2,964	8,353	7,553	6,824	5,956
France	2,849	6,489	7,961	5,363	3,668
Sweden	2,632	2,659	3,908	(1)	—
United Kingdom	2,429	3,692	11,701	11,753	16,466
Austria	2,227	(1)	(1)	(1)	—
Spain	1,787	(1)	(1)	4,295	8,378
The Netherlands	1,708	4,416	7,403	5,484	6,987
Italy	(1)	(1)	3,385	4,523	9,068
Australia	—	(1)	(1)	(1)	5,889
Ireland	(1)	—	—	(1)	4,668
Japan	—	—	—	(1)	2,293
Other countries (1)	3,189	6,976	6,583	17,271	3,145
Total	34,380	53,675	73,526	84,077	96,572

(1)	Represents countries with respect to which the Company’s outstandings were between 0.75% and 1.5% of total assets. This includes Belgium, Ireland and Italy as of December 31, 2013. Spain, Austria, Australia, Italy and Belgium as of December 31, 2012. Spain, Australia and Austria as of December 31, 2011. Austria, Australia, Ireland, Sweden, Belgium, Japan and the Philippines as of December 31, 2010 and Canada as of December 31, 2009.

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

     FINANCIAL INVESTMENTS

     Liquidity Portfolio

     Eksportfinans holds significant amounts of liquid securities in our PHA Portfolio and our Liquidity Reserve Portfolio, which together comprise the Liquidity Portfolio. These portfolios are in place to provide liquidity. The securities in the PHA Portfolio are mainly held to maturity and consist mostly of investment-grade debt and debt-related securities, primarily senior bank notes and bonds, asset-backed securities and some bonds issued by unrated Norwegian savings banks. The Liquidity Reserve Portfolio contains instruments with shorter weighted average maturities than those in the PHA Portfolio and does not contain asset-backed securities. For further information on the Liquidity Portfolio, see Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.

     Credit default swaps

     Eksportfinans has issued several credit linked notes. In order to hedge the exposure under a note, Eksportfinans enters into a swap with an acceptable swap counterparty. This swap contains an embedded credit default swap where Eksportfinans sells the protection which represents the risk assumed by the investor under the note.

     Eksportfinans does not enter into credit default swaps for income generating purposes as an alternative to investing in ordinary bonds, although it has done so in the past. The last of these swaps expired in 2008.

     FUNDING

     For further information on funding and related derivative activities, see Item 5.B. “Liquidity and Capital Resources”.

     SUPERVISION AND REGULATION

     The Company is subject to regulation under several Norwegian statutes, including the Public Limited Liability Companies Act of June 13, 1997 No. 45 (the Public Limited Liability Companies Act) and the Act on Financing Activity and Financial Institutions of June 10, 1988 No. 40 (the Financial Institutions Act). The Financial Institutions Act is the principal act with respect to licenses to carry on finance activities; lawful area of activity; minimum requirements as to capital adequacy; overall credit to a single customer; ownership, cooperation and conflicts of position; financial groups; relationship to customers and money laundering. The Financial Institutions Act supplements the Public Limited Liability Companies Act with respect to formation, requirements of the articles of association, and governing bodies, among others. In addition to these acts, the Financial Supervision Act of December 7, 1956 No. 1, Act on Securities Trading of June 29, 2007 No. 75 and Act on Regulated Markets of June 29, 2007 No. 74, replace previous acts, and also play important roles in the daily business and supervision of financial institutions.

     Under the Financial Institutions Act, a financial institution must be licensed by the Government. The articles of association of a financial institution must be approved by the Ministry of Finance. The Articles of Association of Eksportfinans, among other things, provide for the Company’s management through the Board of Directors’ supervision and control, the Council of Representatives and the Control Committee. For further details, see Item 6. “Directors, Senior Management and Employees”.

     As provided for by the Financial Institutions Act, the Ministry of Finance has prepared guidelines for measuring capital adequacy. As the principal measure of capital adequacy, the guidelines use a risk-weighted asset ratio, which compares the sum of total assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital (share capital, other equity and other types of capital specifically approved by the relevant Norwegian authorities), supplementary capital (subordinated debt less than 20% for each of the last five years prior to maturity) and general reserves. The minimum capital requirement is 8%. Effective January 1, 2008, Eksportfinans implemented the new Basel II capital adequacy regulations. The new regulations did not have any significant impact on Eksportfinans’ capital adequacy. Eksportfinans employed the standard approach for credit risk and market risk and the basic indicator approach for operational risk. The Company’s policy is to maintain a strong capital base compared to the regulatory minimum. For further details, see Item 5.B. “Liquidity and Capital Resources — Capital Adequacy”.

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

     On February 13, 2012, the Financial Supervisory Authority of Norway (the FSA) granted the Company a prolongation of the transitional period for the five lending transactions then expected to exceed the regulatory limit for large exposures as of December 31, 2012. The new temporary time limit for each of these five loans is based on scheduled repayments of principal on those loans reducing the outstanding loan balance of each of the five loans such that Eksportfinans’ exposure would be in compliance with the statutory limits. The new time limits are specific to each loan and fall within the period of December 31, 2014 to December 31 2016. At the end of 2013, there was only one of these loans remaining for which the Company has a prolonged transitional period.

     The prolongation of the transitional period is conditioned on Eksportfinans not increasing its exposures under these loans beyond the level of exposures that are currently contemplated by such loans. The FSA has also requested Eksportfinans to adapt to, to the extent possible, the statutory requirement as soon as possible.

On February 7, 2014, the NFSA proposed new regulations reflecting CRD IV. These regulations mainly concern capital requirements, and are consistent with CRD IV regulations implemented in the EU. There is a hearing date for these new regulations set for May 15, 2014 and it is not known when they are expected to be implemented. While the new regulations are expected to result in higher levels of risk weighted assets, the Company expects its risk weights to remain well above regulatory requirements.

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

     C. ORGANIZATIONAL STRUCTURE

     Eksportfinans has one wholly owned subsidiary, Eiendomsselskapet Dronning Mauds gate 15 AS, to which it transferred the 11 of 16 sections it owns of the building it occupies at Dronning Mauds gate 15, gnr 209, bnr 430 in Oslo. Eksportfinans holds no shares in any other companies.

     D. PROPERTY AND EQUIPMENT

     Through its wholly owned subsidiary EDM 15, Eksportfinans owns 68.3% of an office building in Oslo, Norway, in which its offices have been located since 1980. Eksportfinans utilizes approximately 52% of the portion of the building owned by it and leases the remainder to unrelated parties.

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

      A. OPERATING RESULTS

                     General

          Throughout 2013, income from the underlying business operations remained strong. Following the Government’s decision on November 18, 2011, Eksportfinans announced that it would discontinue new lending, except where an existing commitment existed prior to this date. As a consequence, there were no disbursements of new loans from Eksportfinans in 2013, compared to NOK 923 million in 2012 and a NOK 33.7 billion in 2011.

      Results of Operations

     The following table sets forth our results for the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,
(NOK millions)	2013	2012	2011
Total interest and related income	3,101	4,720	5,628
Total interest and related expenses	2,404	3,476	4,079
NET INTEREST INCOME	967	1,244	1,550
Commissions and income related to banking services	0	0	1
Commissions and expenses related to banking services	2	4	6
Net gains/(losses) on financial instruments at fair value	(7,379)	(25,816)	40,373)
Other income	5	60	16
NET OTHER OPERATING INCOME	(7,377)	(25,759)	40,385)
TOTAL OPERATING INCOME	(6,680)	(24,515)	41,935
Salaries and other administrative expenses	138	118	182
Depreciation	18	18	20
Other expenses	9	8	12
TOTAL OPERATING EXPENSES	165	144	214
PRE-TAX OPERATING PROFIT/(LOSS)	(6,844)	(24,659)	41,721
Taxes	(1,961)	(6,904)	11,682
PROFIT/(LOSS) FOR THE YEAR	(4,884)	(17,756)	30,039
Other comprehensive income	(1)	38	0
TOTAL COMPREHENSIVE INCOME	(4,885)	(17,717)	30,039

     The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. Interest rates and average total assets affect interest income and interest expense during the year.

     As of December 31, 2013, approximately 65% of the Company’s assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, all assets and liabilities are converted to floating-rate (primarily 3 month), mainly in Norwegian kroner, euro and U.S. dollars. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Average interest earning assets were higher than average interest bearing liabilities as of December 31, 2013, 2012 and 2011. Management believes the difference can be looked upon as equity-funded assets. As the equity of the Company is denominated in NOK, fluctuations in interest rates in NOK may affect the return on equity-funded assets.

     During 2013, the average short-term Norwegian kroner NIBOR interest rate decreased by approximately 0.5 percentage points from 2012. During 2012 the average short-term Norwegian kroner NIBOR interest rate decreased by approximately 0.6 percentage points from 2011 and increased by approximately 0.4 percentage points during 2011. The average short-term euro London Inter-Bank Offered Rate (LIBOR) decreased approximately 0.4 percentage points during 2013, and approximately 0.8 percentage points during 2012 and increased approximately 0.6 percentage points during 2011. The average short-term U.S. dollar LIBOR interest rate decreased approximately 0.2 percentage points during 2013, increased approximately 0.1 percentage points during 2012 and remained level during 2011.

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

     During 2013, the Norwegian kroner depreciated 14.2% against the euro and depreciated 9.3% against the U.S. dollar. During 2012 the Norwegian kroner appreciated 5.3% against the euro and appreciated 7.1% against the U.S. dollar. During 2011 the Norwegian kroner appreciated 0.7% against the euro and depreciated 2.3% against the U.S. dollar.

     As of December 31, 2013, the Company’s net foreign currency position amounted to NOK 6 million in U.S. dollars and NOK 10 million in euros. As of December 31, 2012, the Company’s net foreign currency position amounted to NOK 1 million in U.S. dollars and NOK 3 million in euros (NOK 1 million in U.S. dollars and NOK 1 million in euros in 2011). Net profit in foreign exchange in 2013 amounted to NOK 2 million, compared to a loss of NOK 3 million in 2012 and a loss of NOK 4 million in 2011, as a result of changes in foreign exchange rates.

     There was a decrease in both total interest income and total interest expense in 2013 compared to 2012 and a decrease in both items in 2012 compared to 2011. The main reasons for the decrease in both total interest income and total interest expense during 2013 were the decrease in the average balance of interest bearing assets and liabilities and the decrease in the average short-term euro LIBOR interest rate, the average short-term U.S. dollar LIBOR interest rate and the average Norwegian kroner short-term NIBOR interest rate. The main reasons for the decrease in both total interest income and total interest expenses during 2012 were the decrease in the average balance of interest bearing assets and liabilities and the decrease in the average short-term euro LIBOR interest rate and the average Norwegian kroner short-term NIBOR interest rate.

     Total interest and related income in 2013 was NOK 3,101 million, compared to NOK 4,720 million in 2012, a decrease of NOK 1,620 million, or 34.3%. Total interest and related income in 2012 was NOK 4,720 million, compared to NOK 5,628 million in 2011, a decrease of NOK 908 million, or 16.1%. Changes in total interest and related income are discussed in the following paragraphs.

     Interest and related income on loans decreased by NOK 1,259 million, or 30.8%, from 2012 to 2013. Interest and related income on loans decreased by NOK 618 million, or 13.1%, from 2011 to 2012.

     Interest and related income on securities and other interest and related income decreased by NOK 361 million, or 57.4%, from 2012 to 2013. Interest and related income on securities and other interest and related income decreased by NOK 290 million, or 31.5%, from 2011 to 2012.

     Total interest and related expenses in 2013 was NOK 2,404 million compared to NOK 3,476 million in 2012. Interest and commissions on the Company’s debt decreased by NOK 1,073 million (30.9%) from 2012 to 2013. Total interest and related expenses in 2012 was NOK 3,476 million compared to NOK 4,079 million in 2011. Interest and commissions on the Company’s debt decreased by NOK 602 million (14.8%) from 2011 to 2012.

     The reasons for such changes are described in the paragraphs above. See also “— Average balance sheet and net interest income” and “— Changes in net interest income — volume and rate analysis.”

     The Company’s net interest income is composed of interest income on equity-funded assets and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2013 was NOK 697 million, a 44.0% decrease from net interest income of NOK 1,244 million in 2012. The main reason for the decrease in net interest income in 2013 was the decrease in the average balance of interest bearing assets and liabilities, combined with reduced credit spreads and reduced margins, mainly on basis swap contracts (contracts where cash flows at market rates in USD and NOK are exchanged). Net interest income in 2012 was NOK 1,244 million, a 19.7% decrease from net interest income of NOK 1,550 million in 2011. The main reason for the decrease in net interest income in 2012 was the decrease in the average balance of interest bearing assets and liabilities.

     In addition to net interest income, profit/(loss) for the year is affected by commissions earned and paid, gains/(losses) on financial instruments at fair value, other income and total operating expenses. Changes in these factors are discussed in the following paragraphs.

     There were no commissions earned and income related to banking services in 2013 or 2012, compared to NOK 1 million in 2011. These commissions consist of income on guarantees to our clients.

     Net gains/(losses) on financial instruments at fair value showed a total loss of NOK 7,379 million in 2013, compared to a loss of NOK 25,816 million in 2012 and a gain of NOK 40,373 million in 2011.

     During 2013, volatility in the international capital markets continued to cause fluctuations in the fair value measurements of financial instruments. After the implementation of the Portfolio Hedge Agreement with Eksportfinans shareholders on February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In 2013, unrealized losses on Eksportfinans’ own debt amounted to NOK 13,881 million, compared to unrealized losses of NOK 38,127 million in 2012 and unrealized gains of NOK 43,054 million in 2011 (see note 5 to the accompanying audited consolidated financial statements). Net of derivatives, this amounted to an unrealized loss of NOK 7,708 million in 2013, compared to an unrealized loss of NOK 26,028 million in 2012 and an unrealized gain of NOK 40,653 million in 2011 (see note 30.4 to the accompanying audited consolidated financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 8.3 billion as of December 31, 2013. The unrealized gains are caused by the spread increase following the ratings downgrades of Eksportfinans. These unrealized gains on own debt will be reversed as unrealized losses in future periods following credit spread tightening and running of time. Eksportfinans’ capital adequacy will not be affected by this effect in any material way.

         Of the total net losses on financial instruments at fair value of NOK 7,379 million in 2013, NOK 7,354 million was unrealized losses on financial instrument. Of the total net losses on financial instruments at fair value of NOK 25,816 million in 2012, NOK 25,813 million was unrealized losses on financial instruments. Of the total net gains on financial instruments at fair value of NOK 40,373 million in 2011, NOK 40,515 million was unrealized gains on financial instruments. See note 5 to our audited consolidated financial statements in Item 18 for a specification of the unrealized loss per class of financial instruments. For most classes of financial instruments presented in note 5, there is an economic hedge in place to hedge against changes in credit risk, foreign currency risk or other market risk. Since we do not apply hedge accounting for any of our financial instruments, an analysis of each individual line item in note 5 will not be meaningful. For example, a change in fair value of one financial derivative will have an offsetting change in fair value on the bond debt line item in note 5. A more meaningful analysis can be made on unrealized gains or losses after the impact of economic hedges. Such numbers are presented in the table in note 30.4 to our audited consolidated financial statements.

     As shown in the table in note 30.4 to the audited consolidated financial statements, the unrealized losses of NOK 7,354 million in 2013 came almost entirely from unrealized losses on bond debt (net of derivatives) of NOK 7,708 million. The unrealized losses of NOK 25,813 million in 2012 came almost entirely from unrealized losses on bond debt (net of derivatives) of NOK 26,028 million. The unrealized losses in 2013 and 2012 were almost entirely related to reversals of unrealized gains in 2011. The unrealized gains of NOK 40,515 million in 2011 came almost entirely from unrealized gains on bond debt (net of derivatives) of NOK 40,653 million. The fair value of bond debt is established using a discounted cash flow model as presented under the heading “Other bond debt” in note 4.1 to our audited consolidated financial statements. The most significant assumption impacting the fair value of bond debt is the credit spread assumption. During 2013, the credit spreads on the Company’s bond debt changed from an interval of 171 to 350 basis points for different maturities as of December 31, 2012 to an interval of 200 to 272 basis points for different maturities as of December 31, 2013. As of December 31, 2011, the credit spreads on the Company’s bond debt were in an interval ranging from negative 562 to 650 basis points for different maturities. The significant decrease in credit spread in 2013 and 2012 compared to the significant increase in 2011 caused a significant increase in the fair value of the Company’s bond debt in 2013 and 2012, respectively, which is reflected in the level of unrealized losses on bond debt in 2013 and 2012.

     The Company recorded unrealized gains on loans of NOK 385 million in the year ended December 31, 2013, compared to gains on loans of NOK 209 million in the year ended December 31, 2012 and losses on loans of NOK 52 million in the year ended December 31, 2011. The fair values of loans are determined using a discounted cash flow model, incorporating appropriate yield curves and credit spreads obtained from the market. The most important reason for the unrealized gains recorded in 2013 was to the Icelandic Supreme Court ruling related to the Glitnir exposure, which resulted in a reversal of previously booked unrealized losses in 2008, as described under Item 4.B “Business Overview — Loans — Analysis of Loans — Non-Performing Loans”.

     For the year ended December 31, 2013, the Company recorded unrealized losses of NOK 73 million on securities, compared to unrealized losses of NOK 71 million in the year ended December 31, 2012 and unrealized gains of NOK 19 million in the year ended December 31, 2011. The fair value of the securities portfolio is established using a valuation model or quoted market prices. The most significant inputs to the valuation model are indices based on credit spreads and liquidity.

     Other income amounted to NOK 5 million in 2013, compared to NOK 60 million in 2012 and NOK 16 million in 2011.

     Total operating expenses were NOK 165 million in 2013, compared with NOK 144 million in 2012 and NOK 214 million in 2011, with the increase in 2013 mainly due to changes in assumptions in actuarial calculations, leading to very low pension expenses in 2012, and relatively high expenses related to litigation in 2013.

     Pre-tax operating results showed a loss of NOK 6,844 million in 2013, compared to a loss of NOK 24,659 million in 2012 and a profit of NOK 41,721 million in 2011.

     The Company’s total taxes for 2013 were an income of NOK 1,995 million (which includes NOK 95 million in tax loss carry forward and a decrease in deferred taxes of NOK 1,900 million), compared to an income of NOK 6,904 million in 2012 and an expense of NOK 11,682 million in 2011. The statutory tax rate applied to pre-tax profit/(loss) through 2013 was 28%. This rate has changed to 27 % from 2014. All deferred taxes as of December 31, 2013 is accordingly calculated at 27%.

     Other comprehensive income showed a loss of NOK 1 million in 2013, compared to a profit of NOK 38 million in 2012.

     As a result of the previously discussed line items, total comprehensive income for the year 2013 showed a loss of NOK 4,850 million, compared to a loss of NOK 17,717 million in 2012 and a profit of NOK 30,039 million in 2011.

     Profit excluding unrealized gains and losses on financial instruments (see the table below), which is a non-GAAP/IFRS financial measure, amounted to NOK 566 million in 2013, NOK 867 million in 2012 and NOK 945 million in 2011. The decrease from 2012 to 2013 was mainly due to lower net interest income, caused by a decrease in the average balance of interest bearing assets and liabilities, combined with reduced credit spreads and reduced margins, mainly on basis swap contracts (contracts where cash flows at market rates in USD and NOK are exchanged). The decrease in net interest income was partly offset by realized profit related to the Glitnir exposure. The decrease from 2011 to 2012 was mainly due to lower net interest income, caused by a decrease in the average balance of interest bearing assets and liabilities. Part of the decrease was offset by higher other income, due to the agreement with the Ministry of Trade, Industry and Fisheries, in which Eksportfinans had a mandate to arrange loans on behalf of the Ministry until July 1, 2012, which allowed Eksportfinans to be reimbursed for its costs by the Ministry and lower total operating expenses due to Eksportfinans’ reduced number of staff since Eksportkreditt Norge AS became operational on July 2, 2012. The Company’s management considers profit excluding unrealized gains and losses on financial instruments to be an important measure because it provides better insight into the Company’s underlying business operations without the volatility caused by fair value fluctuations.

Reconciliation of total comprehensive income to the non-GAAP/IFRS profit for the period excluding unrealized gains/(losses)

Year ended December 31,
(NOK millions)	2013	2012	2011
Total comprehensive income	(4,850)	(17,717)	30,039
Net unrealized losses/(gains) on financial instruments at fair value (1)	7,354	25,813	(40,515)
Realized losses hedged by the Portfolio Hedge Agreement	276	(26)	94
Unrealized gains/(losses) related to Icelandic bank exposure	0	26	14
Tax-effect of the items above	(2,214)	(7,227)	11,314
Profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	566	867	945
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial
instruments at fair value	8.1%	13.6%	17.2%

(1)	For further details, see note 5 to our audited consolidated financial statements in Item 18.

     On February 26, 2014, the Board proposed not to pay any dividend related to the fiscal year 2013, in line with 2012 and 2011.

     There were no new disbursements of export-related loans in 2013, compared to NOK 923 million in 2012 and NOK 33.7 billion in 2011. Eksportfinans’ total outstanding export-related loans decreased to NOK 58.8 billion at December 31, 2013 from NOK 78.7 billion as of December 31, 2012 and NOK 111.3 billion as of December 31, 2011. The decrease in outstanding export lending was due to the Company’s decision to cease lending activity, except where commitments already existed, after the Government announced the establishment of a new export financing entity on November 18, 2011.  On June 24, 2009, Kommunekreditt Norge AS was sold to KLP. At the same time, NOK 11 billion of loans from Kommunekreditt to Norwegian municipalities were sold to Eksportfinans ASA at market value. Eksportfinans ASA expects to hold this portfolio of municipal loans to maturity. As part of the sale, Eksportfinans also provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion, secured by Kommunekreditt’s loans that were outstanding as of Closing. This loan was contractually set to be repaid in eight equal, quarterly amounts, with the last installment paid in September of 2011 as per the contract. Eksportfinans’ total involvement in local government lending totaled NOK 6.9 billion at year-end 2013, compared to NOK 8.8 billion in 2012 and NOK 10.5 billion at year-end 2011.

     Average balance sheet and net interest income

	2013			2012			2011
(unaudited)	Average balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %
Cash, bank deposit, repo with credit
institution	8,961	30	0.33%	10,598	73	0.69%	9,713	70	0.72%
Municipal and county loans	8,060	197	2.44%	9,717	289	2.97%	16,187	487	3.01%
Export-related loans	65,351	2,629	4.02%	96,103	3,767	3.92%	106,926	4,163	3.89%
Debt securities	30,470	236	0.77%	46,805	566	1.21%	63,738	864	1.36%
Cash collateral	3,150	3	0.10%	4,922	8	0.17%	4,824	18	0.36%
Other related income		6			17			26
Total interest earnings assets	115,992	3,101	2.67%	168,145	4,720	2.78%	201,388	5,628	2.63%

Commercial paper	0	0	0.00%	691	3	0.41%	10,022	23	0.29%
Bond debt net of reacquired debt	101,834	2,389	2.35%	149,677	3,339	2.23%	175,444	3,985	2.19%
Subordinated debt and capital
contribution securities	935	4	0.49%	1,327	15	1.19%	1,427	13	0.93%
Cash collateral	5,764	6	0.10%	9,635	15	0.16%	8,228	18	0.22%
Other debt	334	(6)	-1.93%	326	29	3.94%	329	13	5.27%
Other related expenses		10			75			26
Total interest bearing liabilities	108,867	2,403	2.21%	161,656	3,476	2.09%	195,450	4,078	2.04%
Net interest earnings (*)		697			1,244			1,550
Net yield on interest-earning assets (**)			0.46%			0.66%			0.71%

(*)	Difference between total interest earned and total interest expense.

(**)	Net interest earnings divided by total interest-earning assets.

     Apart from the Icelandic bank exposure, there are no non-accruing loans. For further details, see note 29.4 to our audited consolidated financial statements in Item 18.

     The average balances shown in the table are daily averages.

     Changes in net interest income — volume and rate analysis

     The following table breaks down changes in net interest income between changes in volume and changes in interest rates for the periods 2013, 2012 and 2011. Volume and rate variances have been calculated based on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

(NOK millions)	2013/2012 Change due to increase/(decrease) in:			2012/2011 Change due to increase/(decrease) in:
	Total change	Volume	Rate	Total change	Volume	Rate
Interest receivable
Cash, bank deposits and reverse repos
with credit institutions	(43)	(11)	(32)	3	6	(3)
Municipal and county loans	(92)	(49)	(43)	(199)	(195)	(4)
Export-related loans	(1,138)	(1,207)	68	(396)	(420)	24
Debt securities	(330)	(198)	(133)	(299)	(230)	(69)
Cash collateral	(5)	(3)	(2)	(10)	—	(10)
Other related income	(11)	(11)	—	(9)	(9)	—
Total interest receivable (1)	(1,620)	(1,458)	(162)	(878)	(928)	50
Interest payable
Commercial paper	(3)	(3)	(1)	(20)	(21)	(1)
Bond debt net of reacquired debt	(949)	(1,067)	118	(646)	(585)	(61)
Subordinated debt and capital
contribution securities	(11)	(5)	(6)	2	(1)	3
Cash Collateral	(9)	(6)	(3)	(3)	3	(6)
Other debt	(35)	1	(36)	16	—	16
Other related expenses	(65)	(65)	—	49	49	—
Total interest payable (1)	(1,073)	(1,136)	63	(572)	(696)	124
Movement in net interest income
(Decrease)/increase in interest receivable	(1,620)	(1,458)	(162)	(878)	(928)	50
Decrease/(increase) in interest payable	(1,073)	(1,136)	(63)	572	696	(124)
Total change in net interest income	(547)	(322)	(225)	(306)	(232)	(74)

(1)	The volume and rate variances on total interest receivable and total interest payable are calculated on the total amounts, which do not add up to the total of each group of balance sheet item. This is due to the different rate of growth in volume on individual balance sheet item and the total volume.

     The Company had loan commitments at December 31, 2013 totaling approximately NOK 203 million, NOK 293 billion at December 31, 2012 and NOK 2.2 billion at December 31, 2011. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Loan Commitments”.

     There were no new loan disbursements during 2013, compared with 923 million in 2012 and NOK 33,685 million in 2011. In 2009, Eksportfinans sold Kommunekreditt, lending it NOK 34.4 billion, an amount equivalent to Eksportfinans’ outstanding funding of the activities of Kommunekreditt at Closing. Loan disbursements for municipal and county transactions were NOK 8,047 million in 2008. No additional loan disbursements have been made for municipal and county transactions since the sale of Kommunekreditt. Loan disbursements for export transactions in 2012 and 2011 also included loans acquired from shareholders amounting to, NOK 141 million and NOK 3,644 million, respectively. These loans were principally U.S. dollar and Norwegian kroner-denominated loans to the shipping and offshore oil and gas sectors. Loan disbursements for loans acquired from shareholders fluctuate from year to year depending on the volume of eligible loans and the banks funding requirements.

     Export-related loans accounted for NOK 51.6 billion, or 88% of total loans outstanding at December 31, 2013, as compared with NOK 78.7 billion, or 90.0% of total loans outstanding in 2012, and NOK 111.3 billion, or 91.3% of total loans outstanding in 2011.

     Export transactions

     Prior to November 18, 2011, the demand for loans from Eksportfinans was primarily driven by general macro-economic factors and the competitiveness of the loans offered. Key macro-economic factors included the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflected our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administered on behalf of the Government. In 2013 there were no new loan disbursements. In 2012, of the total NOK 923 million of export-related loan disbursements, ship financing represented 85% of the disbursements (29% in 2011 and 47% in 2010), and other capital goods represented 15% in 2011, 41% in 2010 and 27% 2009. No new loans were given to international and export-related activities during 2009. For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loan — Composition of Loans”.

     As at December 31, 2013, loans for ship financing represented 37% of total export transaction loans outstanding. Loans for capital goods as of December 31, 2013 comprised 23% of total export transaction loans outstanding. Loans for additional export-related activities represented 28% of total export loans outstanding in 2013. As of December 31, 2012, loans for ship financing represented 45% of total export transaction loans outstanding (40% as of December 31, 2011). Loans for capital goods as of December 31, 2012 comprised 29% of total export transaction loans outstanding (30% as of December 31, 2011). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 26% of total outstanding export transaction loans in 2012, (29% as of December 31, 2011). For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loans — Composition of Loans”.

     Municipal and County Transactions

     Since the sale of Kommunekreditt in 2009, no loan disbursements have been made for municipal and county lending. For further details of the sale of Kommunekreditt, see Item 4.B. “Business Overview — Loans — Municipal Lending — Sale of Kommunekreditt”. At December 31, 2013, the Retained Municipal Portfolio amounted to NOK 6.9 billion.

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

     Fair value of financial instruments

     The Company has elected the fair value option for most financial assets and liabilities. The Company generally goes through the following process to establish fair value for each financial instrument:

•	First, the Company seeks to identify current quoted prices in active markets.

•	If there are no current quoted prices, the Company seeks to identify recent transactions for the same instrument.

•	If there are no quoted prices for the same instrument, the Company seeks to identify quoted prices for another instrument judged to be substantially the same.

•	If there are no recently quoted prices for the financial instrument or similar instruments, the Company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.

•	In certain instances, it is necessary for the Company to use unobservable inputs in the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.

     The fair value of the majority of the Company’s financial instruments is calculated using a valuation technique. This is partly because the loans disbursed are not traded in active markets, but also because the trading volume of those securities that are traded in secondary markets has decreased significantly.

     The methodology used for estimating the fair value using a valuation model is to calculate the expected cash flows under the terms of each specific contract and then discount these back to present values. The expected cash flows for each contract are either determined directly by reference to actual cash flows implicit in observable market prices or through modeling cash flows by using appropriate financial market pricing models. The valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. These techniques use observable market prices and rates as inputs, including interest rate yield curves for substantially the full term of the asset or liability, equity and commodity prices, option volatilities and currency rates. In some instances, the input to the valuation technique is determined using a regression analysis utilizing observable market data. In certain cases, the valuation techniques incorporate unobservable inputs. The fair value measurement generally incorporates appropriate credit spreads obtained from the market.

     For export lending, credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Guarantee Institute. As discussed under Item 3.D. “Key Information — Risk Factors”, Eksportfinans relies on credit ratings. As ratings are longer term through the cycle assessments they by definition cannot assess day to day credit risk in an adequate manner. Consequently, the Company relies on other market signals in day to day business. The Company believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed as of the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread, including monitoring of credit ratings of guarantors and analysis of the development of initial margins over time. The spreads applied to fair value measurement of export loans are unobservable in the market. The method that the Company has deemed the most correct in absence of suitable market spreads has produced variation in credit spreads of 1 basis point on average for the guaranteed portfolio over the history for which the Company has data for. At per year-end 2013, the guaranteed portfolio constitutes 62 percent of the loan portfolio and is assessed using this methodology.

     Plain borrowings are priced based on credit spreads obtained in the market. Our structured borrowings were priced based on our prices from new issues until the Government's decision in November 2011. Following the substantial ratings downgrades, which effectively stopped new issuances by the Company, the Company has used quotes from Eksportfinans traded debt for corresponding maturities and currencies both for structured and plain funding. The credit spreads for the combined borrowing portfolio have varied 152 basis points during a month 95% of the time over the past five years. Such credit spread volatility in the funding portfolio as of year-end 2013 going forward would result in a month on month gain/loss of more than NOK 5,000 million (NOK 8,000 million as of December 31, 2012) with 95% probability. Since the multi-notch downgrade of Eksportfinans in November 2011, the credit spread volatility has been high, but decreasing over the last year. A one basis point increase in credit spreads would have resulted in an estimated gain of NOK 33 million as of December 31, 2013 (NOK 49 million as of December 31, 2012). We do not expect volatility to return to the levels that existed prior to the Government's decision any time soon.

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

     Pension commitments

     For a description of the key economic and actuarial assumptions related to pension commitments, see notes 2.12 and 8 to our audited consolidated financial statements in Item 18.

     Accounting developments

     For a description of the basis of preparation and the latest development in the accounting standards, see note 2.1 to our audited consolidated financial statements in Item 18.

     B. LIQUIDITY AND CAPITAL RESOURCES

    We displayed strong financial performance in 2013 and demonstrated a solid core capital adequacy ratio of 36.8% as of December 31, 2013. The Board has decided not to propose a dividend for 2013.

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

     After the Government's decision triggered the substantial downgrades in the Company's credit ratings, the Company has not accessed the capital markets for funding and the prime focus for the liquidity reserve portfolio is to preserve sufficient liquidity. Our asset and liability balance is frequently assessed and stressed against adverse market scenarios in combination with our current funding cessation. We see that our asset-liability position is positive and is expected to remain as such despite a continued absence of new funding.

     Commercial paper borrowings

     In 2013 and 2012 Eksportfinans did not make any new commercial paper borrowings. Commercial paper borrowings in 2011 and 2010 were primarily made through the Company´s U.S. dollar and euro commercial paper programs. Commercial paper borrowings (related to short-term commercial paper programs) outstanding as of December 31, 2013, 2012 and 2011 were NOK 0 billion, NOK 0 billion and NOK 5.8 billion, respectively.

     Bond borrowings

          Senior funding

     The company has not accessed the funding markets since November 18, 2011 but keeps its funding programs open. In 2011, the Company raised the equivalent of NOK 51.6 billion in bonds (including structured and non-structured notes) in various currencies, compared to NOK 72.2 billion in 2010. The Company made these bond borrowings through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depended, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions as well as the Company’s limits on diversification and mix of plain vanilla versus structured funding. The Company’s total bond debt at December 31, 2013, 2012 and 2011 was NOK 75,843 million, NOK 112,543 million and NOK 135,727 million, respectively.

     Eksportfinans’ EMTN program facilitated borrowings in a variety of currencies and with different repayment structures, with any maturity as may be agreed between the Company and the relevant purchaser, and as indicated in the applicable final terms. At December 31, 2013 USD 6,593 million was outstanding under this program compared to USD 14,163 million at December 31, 2012 and USD 18,645 million at December 31, 2011.

     A U.S. medium-term note program was established in June 2004, under which USD 6,488 million was outstanding as of December 31, 2013 compared to USD 9,222 million at December 31, 2012, and USD 12,883 million at December 31, 2011.

     The Company is registered as a borrower in the domestic Japanese market through a securities registration statement providing for a primary and secondary shelf. As of December 31, 2013, JPY 176,712 million in uridashi offerings was outstanding. At year end 2013, Eksportfinans had two outstanding Samurai bond transactions (JPY 30 billion each) which are bonds issued by a foreign issuer to domestic Japanese investors. This type of bond issue is governed by Japanese law and issued off Eksportfinans’ primary Japanese shelf.

     The following table shows the composition of the Company’s senior bond debt and Commercial Paper debt measured at fair value as at December 31, 2013, 2012 and 2011:

Composition of Bond Debt & Commercial Paper Debt (NOK millions)
Structure Type	December 31, 2013	December 31, 2012	December 31, 2011
Non-Structured	51,530	72,160	89,111
Foreign Exchange Linked	12,326	14,622	10,046
Equity Linked	7,042	19,665	28,409
Commodity Linked	12	40	2,538
Other	4,933	6,056	11,385

      The following information provides further information as to the average amounts outstanding and related interest rates applicable to senior bond debt and commercial paper debt:

Bond Debt & Commercial Paper Debt (NOK millions except percentages)
Period	Average amount outstanding	Maximum amount outstanding	Actual amount outstanding at December 31.	Average interest rate
2013	89,699	113,072	75,843	2.57%
2012	123,497	142,373	112,543	2.27%
2011	180,067	194,078	141,489	2.10%

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

     Liquidity Facility Agreements

     Eksportfinans currently has two Credit Line Agreements. One is a committed liquidity facility (by way of revolving loans and repos) with a syndicate of major owner banks consisting of Danske Bank A/S, DNB Bank ASA and Nordea Bank Norge ASA with a maximum facility amount of USD 2 billion backing the ordinary course of business. It is the intention of the parties that this agreement will be renewed annually as deemed necessary. No amounts have been drawn under this agreement. The other agreement is a non-committed repo agreement with DNB Bank ASA with no fixed amount but under which EUR 600 million was drawn on February 23, 2012. The drawn amount was repaid in full on September 11, 2013. For further details, see Item 7.B. “Related Party Transactions — Committed Liquidity Facility Agreement” and “Related Party Transactions — Non-committed Repo Facility Agreement”. Eksportfinans has no access to the Repo Facility Agreement made available by the Central Bank in Norway to Norwegian banks.

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

     Liquidity Reserve Portfolio. The Liquidity Reserve Portfolio was established in the first half of 2008 after the entry into the Portfolio Hedge Agreement and had a market value of approximately NOK 19 billion as of December 31, 2013 (NOK 30 billion as of December 31, 2012). The portfolio consists of senior and covered bonds with short maturities and has an average rating of AA. The primary purpose of the Liquidity Reserve Portfolio is to provide a liquidity buffer. It can be used as a buffer for fluctuations in the cash flow profile, due to either unexpected prepayment on the asset side or liabilities maturing early due to structured funding calls/triggers being activated. The Company invests in money market instruments, such as commercial paper, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds and covered bonds. . The issuers of securities or deposit-taking institutions accepted by Eksportfinans for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. For further details, see Item 4.B. “Business Overview — Loans — Export Lending — Credit Support, Credit Monitoring and Assessment”.

     PHA Portfolio. The underlying securities of the PHA Portfolio had a market value of approximately NOK 8 billion as of December 31, 2013 (approximately NOK 12 billion as of December 31, 2012) and consists of approximately 33% senior bonds from banks, agencies and treasuries with an average rating of BBB+. The remaining 67% of the portfolio consists of asset backed securities (ABS) with an average rating of BBB+. ABS’s are securities that are based on pools of assets such as mortgage loans or student loans, or collateralized cash flows from a specified pool of underlying assets. The issuer is usually a special purpose vehicle that has purchased the underlying assets from an originator of the assets. In most cases, the ABS transactions are divided into tranches of varying seniority. The Company may engage in repurchase and reverse repurchase transactions as well as buy and sell/sell and buy back transactions (Repo Transactions) in respect of securities in the portfolio. Eksportfinans may sell securities but is obliged to pay a pro rata amount to each guarantor that equals face value of each sold security. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.

     Management believes that these substantial liquidity reserves help to ensure that the Company has sufficient funds to cover future obligations. The Company also has the ability to repo certain portions of the portfolio. Consequently, management believes the Company maintains a satisfactory liquidity position in funds of varying maturities.

     From an accounting perspective, the Liquidity Portfolio can be divided into the “Trading portfolio” and “Other securities at fair value through profit and loss” as specified in the table below. The Trading portfolio consists of securities which are traded on a regulated market and which have been acquired for trading and yield-enhancement purposes.

		As of December 31,
(NOK millions)		2013	2012	2011
Liquidity Reserve Portfolio	Trading portfolio
	Money market instruments	2,386	1,928	—
	Senior bank notes and bonds	5,031	11,125	11,109
	Treasury Bills	2,534	3,838	7,079
	Asset Backed securities	—	—	—
	Covered Bonds	8,892	13,315	10,299
	Other securities	—	—	48
	Total Liquidity Reserve Portfolio	18,843	30,205	28,535
PHA Portfolio	Trading portfolio
	Money market instruments	—	—	—
	Senior bank notes and bonds	168	293	465
	Treasury Bills	—	—	—
	Asset Backed securities	5,074	6,540	10,954
	Covered Bonds	—	—	—
	Other securities	—	—	—
	Total trading portfolio	5,242	6,833	11,418
	Other securities at fair value through profit and loss	—	—	—
	Money market instruments	—	—	—
	Senior bank notes and bonds	2,378	4,621	11,751
	Treasury Bills	—	126	204
	Asset Backed securities	—	—	—
	Covered Bonds	—	—	—
	Other securities	—	—	—
	Total other securities at fair value through profit and loss	2,378	4,748	11,955
	Total PHA Portfolio	7,619	11,580	23,374
	Total Liquidity Portfolio	26,462	51,908	67,921

     The securities in the Liquidity Portfolio are measured at fair value. Fair value is established as described in note 4 to our audited consolidated financial statements in Item 18. Credit spread sensitivity is described in note 28.7 to our audited consolidated financial statements in Item 18.

     The following table sets forth with respect to the Liquidity Portfolio the maturities of the note debt (including subordinated debt), and after deducting the carrying amount of debt securities repurchased by Eksportfinans), loans and long-term investments as of December 31, 2013, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2013, plus the difference between the amounts of maturing loans/investments and the amounts of maturing bond debt) based on bond debt/long-term investments and loans outstanding at such date. The amounts are based on estimated maturities.

Year	Long-Term Debt Maturing (3)	Loan Receivables Maturing (4)	Long-Term Investments Maturing (PHA Portfolio) (5)	Cumulative Liquidity(6)
		(NOK millions)
Short-term liquidity at December 31, 2013 (1)				25,101
2014	19,304	14,390	1,829	22,016
2015 (2)	13,130	12,002	267	21,185
2016	20,067	13,462	764	15,345
2017	7,992	5,037	1,327	13,718
2018	1,482	3,424	190	15,851
2019	2,751	3,630	659	17,389
2020	952	2,159	22	18,618
2021	2,659	1,233	380	17,571
2022	1,432	749	239	17,128
2023	1,468	427	310	16,697
Thereafter	12,426	1,655	2,705	8,631
Total	83,632	58,170	8,722

(1)	Short-term liquidity is comprised of the sum of our Liquidity Reserve Portfolio (at fair value) and deposits.

(2)	Includes the principal outstanding of JPY 15 billion (approximately NOK 869 million at exchange rates applicable at December 31, 2013) subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations.

(3)	Principal outstanding net of our repurchases of own debt securities. The column includes single- and multi-callable issues. Includes notional cash flows of derivatives economically hedging structured bond debt.

(4)	Represents principal outstanding of Loan Receivables.

(5)	Represents principal outstanding of investments in the PHA Portfolio

(6)	Represents estimated cumulative liquidity at year-end except for the first row which states actual liquidity at December 31, 2013.

     Capital Adequacy

     Capital adequacy is calculated in accordance with regulations promulgated by the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview — Supervision and Regulation”. Under these regulations, the capital adequacy requirement for the years 2011–2013 was 8%. As of December 31, 2013, Eksportfinans’ capital adequacy ratio was 38.1%, compared with 28.0% as of December 31, 2012 and 19.4% as of December 31, 2011. The core capital adequacy ratio was 36.8% as of December 31, 2013, compared to 25.0% as of December 31, 2012 and 16.1% as of December 31, 2011.  Dividends are determined with the aim of ensuring an adequate level of capital for Eksportfinans as well as a satisfactory return for its shareholders. On April 19, 2012, the General Assembly and the Council of Representatives declared no dividend related to the fiscal year 2011. On April 11, 2013, the General Assembly and the Council of Representatives declared no dividend related to the fiscal year 2012. As proposed by the Board of Directors, the General Assembly decided on April 29, 2014 not to pay dividends related to the fiscal year 2013.

     During the past year, Eksportfinans has complied with all its externally imposed capital requirements.

     The tables below give details of the Company’s risk capital, risk-weighted balance sheet and off-balance sheet items as of December 31, 2013, 2012 and 2011:

Risk capital

	As of December 31,
(NOK millions and as percentage of risk-weighted assets and off-balance sheet	2013		2012		2011
Share capital	2,771		2,771		2,771
Share premium reserve	—		177		177
Reserve for unrealized gains	5,349		10,713		71
Other equity	3,955		3,277		31,675
Total equity	12,075		16,938		34,694
Declared dividends	—		—		—
Capital contribution securities	—		—		464
Deductions	6,044		11,633		30,379
Additions	10		8		7
Total core capital:	6,040	36.8%	5,314	25.0%	4,786	16.1%
Subordinated debt	174		581		928
Capital contribution securities not included in core capital	—		—		—
Deductions	—		—		—
Additions	46		46		46
Additional capital:	220	1.3%	628	3.0%	975	3.3%
Total risk capital	6,260	38.1%	5,942	28.0%	5,761	19.4%

Risk-weighted balance sheet and off-balance sheet items

	As of December 31,
(NOK millions)	2013		2012		2011
	Book value	Weighted value	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	17,704	3,541	26,410	5,282	40,340	8,068
Loans due from customers	47,363	5,924	71,879	7,798	96,541	10,054
Securities	26,462	3,287	41,785	3,714	51,908	6,286
of which held for trading	24,085	2,886	37,038	2,807	39,953	4,013
Financial derivatives	5,500	737	10,884	1,664	19,446	2,354
Other assets	3,764	227	6,448	169	5,693	171
Total assets on balance sheet	100,793	13,716	157,406	18,626	213,929	26,933
Off-balance sheet items		23		152		304
Operational risk		2,315		2,465		2,424
Foreign currency exchange risk		362		—		—
Total risk-weighted assets		16,416		21,243		29,661

     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Not applicable.

     D. TREND INFORMATION

     Lending

     Since the Government announcement on November 18, 2011, new government supported export lending will be made by the new state entity except for legally binding loan commitments.

     Funding

     Following the Government’s decision to establish a new state owned entity to manage the export financing scheme on November 18, 2011, the Company does not see a need for additional funding.

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

     F. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     The table below gives details of the contractual long-term obligations and commercial commitments of the Company as of December 31, 2013.

(NOK millions)
Contractual obligations	Total	Up to and including 1 year	From 1 year up to and including 5 years	After 5 years
Bond debt	90,533	43,852	40,489	6,192

Other liabilities	4,709	4,586	17	106
Total	95,242	48,438	40,506	6,298
(NOK millions)

Other commercial commitments	Total	Up to and including 1 year	From 1 year up to and including 5 years	After 5 years
Commercial loan commitments (1)	203	203	—	—
Financial guarantees	73	73	—	—
Total	276	276	—	—

(1)	Based on signed loan agreements.

     Information on the nature of the Company’s operating lease commitments is provided in note 6 to our audited consolidated financial statements in Item 18.

     Our commercial commitments are explained in note 31.3 to our audited consolidated financial statements in Item 18.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT

     The directors and the principal executive officers of Eksportfinans as of December 31, 2013 were:

Name	Title
Geir Bergvoll	Chairman of the Board and Director
Sigurd Carlsen	Vice Chairman of the Board and Director
Live Haukvik Aker	Director
Tone Lunde Bakker	Director
Christian Berg	Director
Marianne Heien Blystad	Director
Bodil P. Hollingsæter	Director
Rune Helgeland	Director elected by the employees
Mikael Mogensen	Alternate Director elected by the employees
Gisele Marchand	President and Chief Executive Officer
Jens Olav Feiring	Executive Vice President & General Counsel
Christian Grøm	Executive Vice President, Risk Management
Martine Mills Hagen	Executive Vice President, Funding and Lending
Elise Lindbæk	Executive Vice President, Staff
Geir Ove Olsen	Executive Vice President, Financial Control and Internal Bank

     Mr. Geir Bergvoll (born 1952) joined the board in 2008. Mr. Bergvoll is chair person of the board and the remuneration committee. He is head of mergers and acquisitions in DNB Bank in Oslo and was division manager of Asset Management in DnB NOR Bank between 2005 and 2007. Prior to this, he has held several managerial positions within the bank. He started in DNB (then Sparebanken NOR) in 1990, following a period as bank manager of ABC-Bank. Mr. Bergvoll holds a Masters degree in economics from the University of Oslo.

     Mr. Sigurd Carlsen (born 1959) joined the board in 2012. Mr. Carlsen is the deputy chairperson of the board and head of the audit committee. He is director of planning and development in Nordea's group risk management unit and has held various leading positions within Nordea since he was first employed by the bank in 1986. Mr. Carlsen has a business degree from the BI Norwegian Business School , and holds a Master of International Management from Thunderbird School of Global Management (then the American Graduate School of International Management) in Arizona, USA.

     Ms. Live Haukvik Aker (born 1963) joined the board in 2004. Ms. Aker is a board member and member of the remuneration committee. She is CFO and COO of Komplett ASA. Until February 2012, she was partner in Considium Consulting Group AS. She has previous experience as CEO and CFO from different industry and service companies. Ms. Aker holds a masters degree in finance from the University of Fribourg, Switzerland, and a master of management degree from the BI Norwegian Business School in Oslo.

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

     Ms. Marianne Heien Blystad (born 1958) joined the board in 2007. Ms. Blystad is a board member and member of the audit committee. She is an attorney-at-law with the law firm Ro Sommernes. Prior to this she was associated with the law firms Nordia SA and Bull & Co. Previous experience includes positions in Blystad Shipping and Trading, Eksportfinans and Citibank. Ms. Blystad holds a business degree from the BI Norwegian Business School and a law degree from the University of Oslo.

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

     Rune Helgeland (born 1968) is a board member, elected by and amongst the employees of Eksportfinans. He is also an observer in the remuneration committee. Mr. Helgeland joined Eksportfinans in 2001 as an IT systems application manager. He has international experience from the financial software vendors SunGard and SimCorp. Mr. Helgeland holds a Bachelor in economics and an MBA in finance from Drexel University in Pennsylvania, USA.

     Mr. Tor Østbø resigned from his position effective April 2013.

     Mr. Mikael Mogensen was elected by the employees to become an alternate member of the Board of Directors in 2009 and his current term expires in 2015. He joined Eksportfinans in June 2007 as Senior Vice President and is Head of Investments and Liquidity Management.

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

     Mr. Christian Grøm (born 1958) joined Eksportfinans in 2009. Mr. Grøm is executive vice president and director of risk management. He joined Eksportfinans from DNB, where he had worked since 1990. He has additional work experience from the management consulting company IKO Strategi and from Elkem. Mr. Grøm holds a business degree from the Norwegian School of Economics and Business Administration (NHH) in Bergen.

     Ms. Martine Mills Hagen (born 1968) joined Eksportfinans in 2005. Ms. Mills Hagen is executive vice president and director of funding & lending. She was Head of Funding from 2007 to July 2012. She has been with Kommunalbanken, Bankers Trust International (London) and Tokai Bank Europe (London). Ms Mills Hagen has an MA in Economics & Politics from the University of Glasgow and an Executive MBA from ESCP Europe in Paris and the BI Norwegian Business School in Oslo.

     Ms. Elise Lindbæk (born 1964) joined Eksportfinans in 1991. Ms. Lindbæk is executive vice president and director of staff. She was head of communications from 2003 to 2008, and has also held different positions within lending, funding and treasury in Eksportfinans. She has previous work experience from Nordea. Ms. Lindbæk has a business degree from the Norwegian School of Economics and Business Administration (NHH) in Bergen and a Master of Management degree from the BI Norwegian Business School.

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

     Mr. Bergvoll, Mr. Carlsen and Ms. Bakker are representatives of owners on the Board of Directors.

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

     The Council of Representatives has 12 members. The shareholders of the Company elect 11 members. One member is appointed by and among the employees. The employees have also elected an alternate member. Although the Council members formally serve for two-year terms, they are up for election every year. Their current term expires in 2014.

     Six members of the Council of Representatives constitute a quorum, and action by the Council requires a vote of half of the members (or alternates) present.

     As of December 31, 2013, the following persons served as members of the Council of Representatives:

     Frode Alhaug became a member of the Council of Representatives in 2003. He was elected Chairman the same year.

     Sandra Riise became a member of the Council of Representatives in 2001. In 2008 she became a Vice Chairman.

     Geir Bergskaug became a member of the Council of Representatives in 2013.

     Ottar Brage Guttelvik became a member of the Council of Representatives in 2008.

     Petter Kapstad became a member of the Council of Representatives in 2011.

     Elisabeth Krokeide became a member of the Council of Representatives in 2001.

     Gro Elisabeth Lundevik became a member of the Council of Representatives in 2008.

     Marius Juul Møller became a member of the Council of Representatives in 2013.

     Eldbjørg Sture was elected a member of the Council of Representatives in 2007. She was an alternate between 2010 and 2013.

     Trond Tostrup became a member of the Council of Representatives in 2005.

     Torbjørn Vik became a member of the Council of Representatives in 2010.

     Peder Nordli became a member of the Council of Representatives in 2012. He is elected by the employees.

     Irene N. Mellem became a personal alternate for the employee-elected member of the Council of Representatives in 2012. She is elected by the employees.

    Control Committee, Auditors and Audit Committee

     The Control Committee examines the accounts of the Company and reports to the Council of Representatives.

     The Control Committee consists of three members and one alternate, all of whom are appointed by the shareholders of the Company at the annual general meeting for a two-year period. One member must meet the requirements for judges in Norway and be approved by the Banking, Insurance and Securities Commission. Board members and the employees of the Company and their relatives and employees are prohibited from serving on the Control Committee. The Control Committee is elected for 2 year terms. The current term expires in 2015.

     As of December 31, 2013, the following persons served on the Control Committee:

     Petter Kapstad was elected as a Chairman from 2011. He was first elected member in 2010.

     Eldbjørg Sture became a member and Vice Chairman of the Control Committee in 2007.

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

     As of December 31, 2013, the Audit Committee consisted of Sigurd Carlsen, Bodil P. Hollingsæter, Tone Lunde Bakker and Marianne Heien Blystad. Mr Sigurd Carlsen has acted as the financial expert, independent of management, and Chair of the Audit Committee since June 6, 2013.

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

     Risk committee

In accordance with new regulations (Financial Institutions Act, implementing EU Directive on Capital Requirement (CRD IV)), Eksportfinans established a risk sub-committee of the Board in December 2013. The risk committee shall assess and monitor the risk strategy and the risk appetite of the Company. The members of the Audit Committee (see above) have also been appointed members of the risk committee.

     Remuneration

     At the annual general meeting in April 2013, the shareholders determined the compensation for the Council of Representatives, the Control Committee and the independent auditor based on recommendations by the Nomination Committee. The Council of Representatives determined the compensation for the Board of Directors.

     The Board of Directors determines the compensation for the chief executive officer. The Board of Directors also has the authority to decide on the compensation for the other executive officers. The Board makes these decisions based on recommendations by the Remuneration Committee (See Item 16G CORPORATE GOVERNANCE – Remuneration Committee).

     The chief executive officer determines the compensation of the Company’s other employees, within economic limits set by the Board of Directors based on recommendations from the Remuneration Committee.

     D. EMPLOYEES

     As of December 31, 2013, the Company had 53 employees, all of whom are located in Norway.

Year	Employees

2008	96
2009	98
2010	98
2011	98
2012	56
2013	53

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

     The Transition Agreement with the Norwegian State

     Following the Government’s decision on November 18, 2011 to assume responsibility for the export credit scheme previously managed by Eksportfinans, the Government, represented by the Ministry of Trade, Industry and Fisheries, entered into an agreement with Eksportfinans on December 21, 2011 to establish a temporary export financing arrangement until the new state entity had been created as a permanent solution (the Transition Agreement). The new state entity, Eksportkreditt Norge AS, was established on June 25, 2012 and became operational on July 2, 2012. Under the Transition Agreement, Eksportfinans provided CIRR-loans and CIRR-qualifying loans on behalf of the Government based on the various guidelines and procedures contained in the appendices and under which the Government, and not Eksportfinans, would be the lender. Loan commitments and agreements entered into on this basis were subject to the Government’s prior written consent. The Government adhered to the same guidelines and procedures in acting as principal under the loans and agreed to remunerate Eksportfinans for its services under the Agreement in the amount of a fixed fee of NOK 8,600,000 per month (exclusive of VAT) for the services provided under the Agreement.

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

     The Agreement on Transfer of Employees to the State Entity

     On December 21, 2011 Eksportfinans entered into an agreement with The Kingdom of Norway represented by The Ministry of Trade, Industry and Fisheries (the Ministry and, together with Eksportfinans Parties) in which the Parties agreed to mutually cooperate in transferring the employment of select employees from Eksportfinans to the new state entity (the Employee Transfer Agreement). Eksportfinans was responsible for selecting the employees for transfer to the new state entity taking into consideration the fact that the new state entity would continue the business of arranging and extending CIRR-qualifying loans after July 1, 2012 and that Eksportfinans would continue to manage CIRR-qualifying loans disbursed prior to November 18, 2011. It was agreed that approximately between 32 to 45 employees would have the right to be transferred to the new state entity. 29 employees were offered a position with new state entity and were transferred as of July 1, 2012.

     Sale and Transfer of Loans

     During the period from November 18, 2011 and December 21, 2011 Eksportfinans entered into loan agreements for CIRR-qualifying loans and/or continued part disbursements for CIRR-qualifying loans for which it had previous commitments to do so. It was agreed that the Kingdom of Norway, represented by the Ministry of Trade, Industry and Fisheries (the Ministry), should purchase and Eksportfinans should sell and transfer these loans to the Ministry whereby the Ministry would become the lender until the same loans could be transferred to the new state entity. The consideration to Eksportfinans for the sale of these loans was the outstanding principal of each loan together with accrued but not paid interest.

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

     Pursuant to the Portfolio Hedge Agreement, all of the securities in the portfolio held as of February 29, 2008, i.e., the PHA Portfolio, were marked-to-market. The difference between the market value and the nominal value of the securities was calculated to NOK 1,642 million (market value lower than nominal value) at that time. The PHA Portfolio will be valued annually on the same date from February 28, 2011. On each annual valuation date after this, the PHA Portfolio will be marked-to-market. If the market value on an annual valuation date is less than the value of the immediately preceding valuation date, then the shareholders participating in the Portfolio Hedge Agreement will pay to Eksportfinans an amount equal to the difference. If the market value is higher than the market value on the immediately preceding valuation date, then Eksportfinans will pay the difference to the participating shareholders. The valuation on the first valuation date (February 28, 2011) resulted in a payment from the participating shareholders to Eksportfinans of NOK 710 million. The second valuation date (February 29, 2012) resulted in a payment from Eksportfinans to the participating shareholders of NOK 108 million. The third valuation date (February 28, 2013) resulted in a payment from Eksportfinans to the participating shareholders of NOK 852 million. The fourth valuation date (February 28, 2014) resulted in a payment from Eksportfinans to the participating shareholders of NOK 392 million.

     The maximum commitment payable to Eksportfinans by the shareholders under the agreement is NOK 5 billion. Any payment made by the participating shareholders under the agreement will be deducted from the committed amount. Any amount paid by Eksportfinans will have no effect on the total committed amount. As of December 31, 2013, Eksportfinans owed the shareholders NOK 462 million and NOK 5.0 billion remained available.

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

     Committed Liquidity Facility Agreement

     Eksportfinans’ major owner banks DNB Bank ASA, Nordea Bank Norge ASA and Danske Bank A/S have extended a committed liquidity facility (by way of revolving loans and repos) (Committed Liquidity Facility Agreement) to Eksportfinans to provide what management considers to be sufficient liquidity buffers for the Company. The facility was entered into on June 21, 2013 and has a 364 day maturity. It is the intention of the parties that the agreement will be renewed annually as required. The facility permits borrowings of up to USD 2 billion. Eksportfinans has not yet utilized this credit facility.

     Eligible assets for this agreement are defined according to the standards in the Global Master Repurchase Agreement, i.e. securities and financial instruments, other than equities and Net Paying Securities as well as loan assets on the company’s balance sheet.

Non-committed Repo Facility Agreement

     On February 22, 2012 Eksportfinans entered into a Global Master Repurchase Agreement with DNB Bank ASA, in which DNB Bank ASA is the Buyer and Eksportfinans ASA is the Seller. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but it is not committed to do so. The Agreement has no expiration date. EUR 600 million was drawn on February 23, 2012 and this amount was repaid in full on September 11, 2013.

     Loans

     As of December 31, 2013 no loans were outstanding to any company of which Eksportfinans’ board members, members of the Control Committee or chairman of the Council of Representatives is a board member. Bank deposits are not defined as loans.

     As of December 31, 2012, the Company had NOK 35 million in loans outstanding to employees, primarily mortgage loans. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.

    Other Transactions with Shareholder Banks

     Eksportfinans from time to time also entered into agreements to acquire loans from shareholders and some other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on normal commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for these purchases. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interests received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2013, 2012 and 2011, Eksportfinans acquired loans from its shareholders amounting to NOK 369 million, NOK 141 million and NOK 3,644 million respectively.

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

     From time to time Eksportfinans’ shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholder’s behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, indemnifying Eksportfinans for any liability that may arise under the Eksportfinans guarantee. The request for a guarantee was due to the need for a guarantee given by a highly-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’ shareholders is permitted by the Articles of Association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 72 million, Eksportfinans has recourse to such shareholders with full payment indemnification. The commercial effect is that the selling bank retains the risk premium associated with the credit in return for issuing the guarantee, while Eksportfinans earns a margin comparable to that received on its other commercial loans.

     In addition, in the normal course of business, Eksportfinans deposits funds and engages in other transactions with its shareholder banks on normal commercial terms. As of December 31, 2013, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 312 million. These transactions were recorded on market terms.

     Total outstanding transactions with related parties on the last three year’s balance sheet dates are disclosed in note 32 to our audited consolidated financial statements in Item 18.

     In connection with Eksportfinans’ lending activity, as of December 31, 2013, our shareholders had provided guarantees for an amount of NOK 37,830 million (of which GIEK constitutes NOK 16,476 million). The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.

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

 B. SIGNIFICANT CHANGES

     For further details, see note 38 to our audited consolidated financial statements in Item 18.

Item 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS

     Not applicable

     B. PLAN OF DISTRIBUTION

     Not applicable.

     C. MARKETS

     The Company’s 5.500% USD 1,000,000,000 Notes due May 25, 2016, and 5.500% USD 1,000,000,000 Notes due June 26, 2017 are listed on the Luxembourg Stock Exchange. The Company’s 5.500% USD 1,000,000,000 Notes due June 26, 2017, 3.000% USD 1,500,000,000 Notes due November 17, 2014, 2.000% USD 1,250,000,000 Notes due September 15, 2015, and 2.375% USD 1,250,000,000 Notes due May 25, 2016 are listed on the New York Stock Exchange. No other securities for which the Company has a reporting obligation pursuant to the Exchange Act are listed on any other exchange and are instead traded in the over-the-counter market.

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

     C. MATERIAL CONTRACTS

     Eksportfinans has eight material contracts:

(i)	the 108 Agreement, entered into with the Norwegian Ministry of Trade, Industry and Fisheries (for further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Government”);

(ii)	the Portfolio Hedge Agreement (for further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”);

(iii)	the NOK 2 billion Committed Liquidity Facility Agreement (for further details, see Item 7.B, ”Related Party Transactions Committed Liquidity Facility Agreement”);

(iv)	the Global Master Repurchase Agreement with DNB Bank ASA (for further details, see Item 7.B. “Related Party Transactions — Non-committed Repo Facility Agreement”);

(v)	the Transition Agreement with the Norwegian State (for further details, see Item 7.B. “Related Party Transactions — The Transition Agreement with the Norwegian State”); and

(vi)	the Agreement on Transfer of Employees to the State Entity (for further details, see Item 7.B. “Related Party Transactions — The Agreement on Transfer of Employees to the State Entity”).

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

     As of December 31, 2013, 2012 and 2011, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options (excluding the 108 Agreement and Portfolio Hedge Agreement) were NOK 192,265 million, NOK 253,654 million and NOK 358,301 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of Eksportfinans’ loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”. As part of Eksportfinans’ risk management policy it has since 1989 chosen to outsource the internal audit function to an external auditor firm.

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

     The 108 Agreement with the Norwegian Ministry regulates Eksportfinans’ financing of export contracts according to the OECD Consensus terms. Interest and exchange rate exposures related to lending, funding and investments of liquidity under this agreement are hedged with derivatives, with any residual cost or profit arising from the hedges being for the Ministry’s account. For further information on the 108 Agreement and other agreements with the State, see Item 4.B. “Business Overview — Loans — Export Lending — Arrangement with the Government”).

     Further information regarding financial derivatives is disclosed in note 12 to our audited consolidated financial statements in Item 18. Further information regarding risk management is disclosed in notes 28-31.

     Foreign currency exchange risk, interest rate risk and credit spread risk are managed by a separate risk management function and reported regularly to the management board.

     Foreign Currency Exchange Risk

     As of December 31, 2013, approximately 60% (60% as of December 31, 2012 and 80% as of December 31, 2011) of the Company’s assets were denominated in foreign currencies. Foreign currency exchange risk arises from mismatches in the currencies denominating our assets and our liabilities. Each instrument is swapped into Eksportfinans’ three main currencies: euro, U.S. dollars and Norwegian kroner and net exposure in euro and U.S. dollars is further hedged by foreign exchange forward. Exposure towards a currency is measured as the net of assets and liabilities for the currency. As of December 31, 2013, Eksportfinans’ exposure to currencies other than the Norwegian kroner reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position*	Amount of net position covered by 108 Agreement items
December 31, 2013
CAD	226,383	(223,772)	2,611	1,632
JPY	(28,527,447)	28,527,858	411	226
SEK	379,511	(378,880)	631	0
EUR	12,160,750	(12,136,717)	24,033	33,917
DKK	4,528,264	(4,529,395)	(1,131)	222
USD	(17,299,441)	17,630,318	330,877	325,263
Other currencies	(10,472,583)	10,461,850	(10,733)	4,282
TOTAL	(39,004,563)	39,351,262	346,699	365,542

*	Net position includes amounts covered by the 108 Agreement. For further details, see note 16 to our audited consolidated financial statements in Item 18.

     For more information, see Item 4.B. “Business Overview — Loans — Export Lending — Arrangement with the Government”.

     The above table does not include foreign currency commitments because the currency exposure first comes into effect at disbursement. At that time any currency/interest rate exposure will be hedged. For further information regarding Eksportfinans’ market risk, see note 30 to our audited consolidated financial statements in Item 18.

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

     The Board of Directors has approved the following currency risk strategy at the present time. According to Eksportfinans’ risk policy, the Company can have an aggregate net position in each foreign currency and in all foreign currencies in total equivalent to NOK 120 million (USD 20 million). The fair value effect on Eksportfinans’ total assets and liabilities due to an adverse change of 10% in foreign currency exchange rates as of December 31, 2013 is estimated to be NOK 2.5 million before taxes. The effect per December 31, 2012 was estimated to be NOK 1.7 million. There is no breach of currency exposure limits from normal operation during 2013 (In November 2013, there was a limited breach due to the settlement of payment in connection with the Glitnir case).

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

     The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The below table shows interest rate risk of exposure with up to one year of maturity, which is a change from the parameters previously used, which measured our exposure without regard to maturity. The interest rate exposure as of December 31, 2013 is negative NOK 40,000. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points.

     Interest rate exposure with up to one year of maturity (from a 1 basis point shift of interest rate curves):

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total

As of December 31, 2013	(39)	(0)	(17)	16	(40)

Maximum through 2013 *	117	49	16	30	93
Minimum through 2013 *	(90)	(67)	(56)	(1)	(125)
Average through 2013	2	(14)	(23)	5	(30)

As of December 31, 2012	(61)	(28)	(14)	(0)	(103)

Maximum through 2012 *	4	9	16	2	(76)
Minimum through 2012 *	(109)	(90)	(84)	(24)	(172)
Average through 2012	(58)	(34)	(36)	4	(132)

As of December 31, 2011	(59)	(14)	(33)	(2)	(108)

*	The maximum and minimum exposure in general does not occur on the same date for different currencies.

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

     Credit Spread Risk

     A potential increase in credit spreads of one percentage point would increase the net fair value of our assets and liabilities by NOK 22 million, as of December 31, 2013 (NOK 32 million as of December 31, 2012) as gains on the liability side would outweigh losses on the asset side. Credit spreads in the market is defined as market risk and not credit risk, which we define to include default probability only. Isolated for the PHA portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 2 million as of December 31, 2013, compared to NOK 4 million as of December 31, 2012. The credit spread risk in the Liquidity Reserve Portfolio is managed through daily measurements of spread duration. According to the Company’s risk policy a change in the value of the Liquidity Reserve Portfolio by 1 basis point change in spread duration should not give an accumulated loss of more than NOK 2.4 million. This limit has not been breached since they were introduced.

     FX Basis spread risk

     A significant part of the Company´s net interest income is due to euros and US dollars being attractive relative to Norwegian kroner and Danish kroner. Most of the company’s funding is in euros and dollars while some loans and liquidity placements are in Norwegian or Danish kroner. Hence the Company has swapped significant amounts from dollars and euros over to Norwegian and Danish kroner, earning on the basis swap spread. From September 2010 the Company commenced hedging the basis risk. This included both hedging on portfolio level and for all new loans larger than NOK 500 million and with maturity longer than three years. This hedging amounted to approximately NOK 26 billion as of December 31, 2013 of which NOK 25 billion had between zero and three years remaining duration, NOK 0.5 billion with four years remaining duration and NOK 0.5 billion with five years remaining duration.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     Under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date.

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

     Under the supervision of our management, including the President and CEO and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (1992)). Based on this assessment, management has concluded that our internal control over financial reporting as of December 31, 2013 was effective.

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

Changes in Internal Controls over Financial Reporting

     There were no changes to our internal controls over financial reporting that occurred during 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. (Reserved)

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that it has an “audit committee financial expert” serving on its Audit Committee. Since June 21, 2013, Mr. Sigurd Carlsen has acted as the Audit Committee financial expert, and is and was independent as defined in Section 303A.02 of the New York Stock Exchange’s corporate governance standard.

Item 16B. CODE OF ETHICS

     Eksportfinans has a code of ethics that applies to all employees, including Eksportfinans’ principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Eksportfinans has made its code of ethics publicly available on its internet website at www.eksportfinans.no.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Fees paid to our principal accountant consist of the following for the years ended December 31:

(NOK thousands)	2013	2012
Audit fees	3,628	3,279
Audit-related fees (1)	—	166
Tax fees	—	—
All other fees	261	391

(1)	Audit-related fees include attestations related to funding transactions.

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

     The Company did not repurchase any of its own outstanding equity securities in 2013.

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

Committees composed by Independent Directors

     With the exception of the Audit Committee, Risk Committee and the Remuneration Committee as described below, companies incorporated in Norway are neither required nor precluded by law to have board committees. The Code of Practice provides among other things that the Board of Directors should consider appointing board committees in order to help ensure thorough and independent preparation of matters relating to financial reporting and compensation paid to the members of the executive management. Membership of such committees should be restricted to members of the Board who are independent of the company’s executive management. Under Norwegian law, board committees are only responsible for preparing certain issues for the Board of Directors as a collegiate body and are not vested with sole authority over any of the Board of Directors’ responsibilities.

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

Remuneration Committee

     On December 1, 2010 a regulation was passed pursuant to which, effective from January 1, 2011, Eksportfinans is required to have a remuneration committee. Accordingly Eksportfinans established a Remuneration Committee as of December 16, 2010. The compensation of the CEO is fixed by the Board, based on recommendations from the Remuneration Committee. The Board is the corporate body that employs the CEO. The compensation of the Board, the auditor, the Control Committee and the Council of Representatives is fixed by the shareholders at the general meeting based on recommendations by the Nomination Committee.

Risk Committee

     In 2013, a regulation was passed pursuant to which, effective from 2013, Eksportfinans is required to have a Risk Committee. Accordingly Eksportfinans’ Board established a Risk Sub-Committee on December 19, 2013. The Risk Committee oversees the company’s risk management activities in advance of presenting these issues to the Board. The members of the Audit Committee have also been appointed members of the Risk Committee.

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

Item 18. FINANCIAL STATEMENTS

     The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers AS, independent registered public accounting firm, are incorporated by reference in this Item 18:

Item 19. EXHIBITS

1.1	Articles of Association (English translation of Norwegian-language original) (incorporated by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F filed with the SEC April 23, 2013)

2.1	Indenture dated February 20, 2004, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form F-3 (No. 333-112973) filed with the Commission February 20, 2004)

4.1	Agreement Regarding Interest Equalization and Hedging for Eksportfinans’ Borrowing and Lending Commitments (the 108 Agreement) (English translation of Norwegian-language original)* (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 21, 2005)

4.2	Portfolio Hedge Agreement entered into by Eksportfinans ASA, DNB Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S (the Portfolio Hedge Agreement)* (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 20-F filed with the SEC June 27, 2008)

4.3	Global Master Repurchase Agreement with DNB Bank ASA dated February 22, 2012 (incorporated by reference to Exhibit 4.7 of the Company’s Annual Report on Form 20-F filed with the SEC March 30, 2012)

4.4	Agreement with the Norwegian Ministry of Trade, Industry and Fisheries setting out terms and conditions for Eksportfinans arranging export credit loans during the period from November 18, 2011 and until June 30, 2012 (the Transition Agreement with the Norwegian State) (English translation of Norwegian-language original) (incorporated by reference to Exhibit 4.8 of the Company’s Annual Report on Form 20-F filed with the SEC March 30, 2012)

4.5

Agreement with the Norwegian Ministry of Trade, Industry and Fisheries on transfer of employees from Eksportfinans to the new state entity (the Agreement on Transfer of Employees to the State Entity) (English translation of Norwegian-language original) (incorporated by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F filed with the SEC March 30, 2012)

4.6	Committed Liquidity Facility Agreement between Eksportfinans ASA and DNB Bank ASA, Danske Bank, Norwegian Branch and Nordea Bank Norge ASA dated 21 June 2013*
7.1	Computation of ratio of earnings to fixed charges

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934
80

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Confidential treatment requested and the redacted material has been separately filed with the SEC.

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

Dated: April 29, 2014

82

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eksportfinans ASA:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Eksportfinans ASA and its subsidiaries (the "Company") at December 31, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS

Oslo, Norway
April 29, 2014

STATEMENT OF COMPREHENSIVE INCOME

PARENT COMPANY				GROUP			NOTE
2013	2012	2011	(NOK thousands)	2013	2012	2011

290.135	549.357	822.089	Interest and related income on loans due from credit institutions	290.139	549.357	822.089
2.542.775	3.542.424	3.888.102	Interest and related income on loans due from customers	2.542.775	3.542.424	3.888.102
235.814	565.935	864.248	Interest and related income on securities	235.814	565.935	864.248
31.885	62.646	53.985	Other interest and related income	31.885	62.646	53.985
3.100.609	4.720.362	5.628.424	Total interest and related income	3.100.613	4.720.362	5.628.424

2.389.482	3.341.587	40.007.439	Interest and related expenses on commercial paper and bond debt	2.389.482	3.341.587	40.007.439
3.608	6.144	4.030	Interest and related expenses on subordinated debt	3.608	6.144	4.030
960	9.649	9.552	Interest and related expenses on capital contribution securities	960	9.649	9.552
9.608	118.931	57.651	Other interest and related expenses	9.608	118.931	57.651
2.403.658	3.476.311	4.078.672	Total interest and related expenses	2.403.658	3.476.311	4.078.672

696.951	1.244.051	1.549.752	NET INTEREST INCOME	696.955	1.244.051	1.549.752

77	41	1.031	Commissions and income related to banking services	77	41	1.031
2.496	3.518	5.697	Commissions and expenses related to banking services	2.496	3.518	5.697

(7.379.137)	(25.815.653)	40.373.414	Net losses on financial instruments at fair value	(7.379.137)	(25.815.653)	40.373.414	5, 29.4

145.246	60.102	16.087	Other income	4.821	60.102	16.087	7

(7.236.310)	(25.759.028)	40.384.835	NET OTHER OPERATING INCOME	(7.376.735)	(25.759.028)	40.384.835

(6.539.359)	(24.514.977)	41.934.587	TOTAL OPERATING INCOME	(6.679.780)	(24.514.977)	41.934.587

137.475	118.480	181.503	Salaries and other administrative expenses	137.550	118.480	181.503	9
13.357	17.603	20.083	Depreciation	17.703	17.603	20.083	14 ,15
11.553	8.336	12.163	Other expenses	9.452	8.336	12.163	10

162.385	144.419	213.749	TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT CHARGES ON LOANS	164.705	144.419	213.749

(6.701.744)	(24.659.396)	41.720.838	PRE-TAX OPERATING PROFIT/(LOSS)	(6.844.485)	(24.659.396)	41.720.838
(1.956.668)	(6.903.509)	11.682.272	Tax benefit	(1.995.208)	(6.903.509)	11.682.272	11
(4.745.076)	(17.755.887)	30.038.566	PROFIT/(LOSS) FOR THE YEAR	(4.849.277)	(17.755.887)	30.038.566
(882)	38.486	0	Other comprehensive income *	(882)	38.486	0
(4.745.958)	(17.717.401)	30.038.566	TOTAL COMPREHENSIVE INCOME	(4.850.159)	(17.717.401)	30.038.566
(5.420.380)	(18.650.060)	29.292.698	Allocated to/(from) reserve for unrealized gains	(5.364.215)	(18.650.060)	29.292.698	24
674.422	932.659	745.868	Allocated to/(from) other equity	514.056	932.659	745.868	24
(4.745.958)	(17.717.401)	30.038.566	TOTAL ALLOCATIONS	(4.850.159)	(17.717.401)	30.038.566

* Items that will not be reclassified to profit or loss

The accompanying notes are an integral part of the financial statements.

BALANCE SHEET

PARENT COMPANY				GROUP			NOTE
Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
			ASSETS
17.702.019	26.410.217	40.339.763	Loans due from credit institutions 1)	17.704.012	26.410.217	40.339.763	13
47.362.902	71.879.185	96.541.221	Loans due from customers 2)	47.362.902	71.879.185	96.541.221	13
26.462.302	36.706.804	51.908.412	Securities	26.462.302	36.706.804	51.908.412	28.5
0	5.078.282	0	Repurchase receivable 3)	0	5.078.282	0	28.5, 32
5.499.731	10.883.622	19.446.289	Financial derivatives	5.499.731	10.883.622	19.446.289	12
337.831	0	0	Investments in group companies	0	0	0	11
5.417	9.281	16.306	Intangible assets	5.417	9.281	16.306	14
8.873	207.015	209.605	Property, equipment and investment property	213.227	207.015	209.605	15
3.560.419	6.232.065	5.467.037	Other assets	3.545.159	6.232.065	5.467.037	16
100.939.494	157.406.471	213.928.633	TOTAL ASSETS	100.792.750	157.406.471	213.928.633
			LIABILITIES
0	4.475.776	574	Deposits by credit institutions	0	4.475.776	574
0	0	5.762.049	Commercial paper debt			5.762.049
75.842.547	112.543.001	135.726.555	Bond debt	75.842.547	112.543.001	135.726.555	17
5.145.290	9.342.700	13.870.542	Financial derivatives	5.145.290	9.342.700	13.870.542	12
0	317.191	294.765	Taxes payable	0	317.191	294.765	11
2.162.661	4.120.655	11.343.069	Deferred tax liabilities	2.124.120	4.120.655	11.343.069	11
4.611.486	8.132.853	10.721.609	Other liabilities	4.607.485	8.132.853	10.721.609	20
96.971	109.432	128041	Provisions	96.971	109.432	128041	8, 19
901.750	990.327	1.039.230	Subordinated debt	901.750	990.327	1.039.230	21
0	449.790	348.109	Capital contribution securities	0	449.790	348.109	22
88.760.705	140.468.268	179.234.543	TOTAL LIABILITIES	88.718.163	140.481.725	179.234.543
			SHAREHOLDERS' EQUITY
2.771.097	2.771.097	2.771.097	Share capital	2.771.097	2.771.097	2.771.097	23
0	176.597	176.597	Share premium reserve	0	176.597	176.597	24
5.292.810	10.713.189	29.363.249	Reserve for unrealized gains	5.348.974	10.713.189	29.363.249	24
4.114.882	3.263.863	2.383.147	Other equity	3.954.516	3.263.863	2.383.147
12.178.789	16.924.746	34.694.090	Total shareholders' equity	12.074.587	16.924.746	34.694.090

100.939.494	157.406.471	213.928.633	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	100.792.750	157.406.471	213.928.633

1)	Of NOK 17,704,012 thousand at December 31, 2013, NOK 17,496,576 thousand is measured at fair value through profit or loss and NOK 207,436 thousand is measured at amortized cost. Of NOK 26,410,217 thousand at December 31, 2012, NOK 26,125,175 thousand is measured at fair value through profit or loss and NOK 285,042 thousand is measured at amortized cost. Of NOK 40,339,763 thousand at December 31, 2011, NOK 39,950,616 thousand is measured at fair value through profit or loss and NOK 389,147 thousand is measured at amortized cost.
2)	Of NOK 47,362,902 thousand at December 31, 2013, NOK 25,390,064 thousand is measured at fair value through profit or loss and NOK 21,972,838 thousand is measured at amortized cost. Of NOK 71,879,185 thousand at December 31, 2012, NOK 43,037,528 thousand is measured at fair value through profit or loss and NOK 28,841,657 thousand is measured at amortized cost. Of NOK 96,541,221 thousand at December 31, 2011, NOK 61,358,301 thousand is measured at fair value through profit or loss and NOK 35,182,920 thousand is measured at amortized cost.
3)	Securities posted as collateral for a loan from one of the owner banks.

The accompanying notes are an integral part of the financial statements.

F-3

Geir Bergvoll	Sigurd Carlsen	Live Haukvik Aker
Chair person	Deputy chair person

Tone Lunde Bakker	Christian Berg	Marianne Heien Blystad

Rune Helgeland	Bodil P. Hollingsæter	Gisèle Marchand
President and CEO

STATEMENT OF CHANGES IN EQUITY

PARENT COMPANY
(NOK thousands)	Share capital 1)	Share premium reserve 1)	Reserve unrealized gains 1)	Other equity	Total equity

EQUITY AS AT JANUARY 1, 2012	2.771.097	176.597	29.363.249	2.383.147	34.694.089

Equity adjustment at January 1, 2012 2)	0	0	0	(51.943)	(51.943)
Actuarial gains /(loss) and other comprehensive income	0	0	0	38.486	38.486
Total comprehensive income for the period	0	0	(18.650.060)	894.173	(17.755.887)
EQUITY AS AT DECEMBER 31, 2012	2.771.097	176.597	10.713.189	3.263.863	16.924.745

EQUITY AS AT JANUARY 1, 2013	2.771.097	176.597	10.713.189	3.263.863	16.924.745

Share premium reserve 3)	0	(176.597)	0	176.597	0
Actuarial gains/(loss) and other comprehensive income	0	0	0	(882)	(882)
Total comprehensive income for the period	0	0	(5.420.379)	675.304	(4.745.076)
EQUITY AS AT DECEMBER 31, 2013	2.771.097	0	5.292.810	4.114.882	12.178.788

GROUP
(NOK thousands)	Share capital 1)	Share premium reserve 1)	Reserve unrealized gains 1)	Other equity	Total equity

EQUITY AS AT JANUARY 1, 2012	2.771.097	176.597	29.363.249	2.383.147	34.694.089

Equity adjustment at January 1, 2012 2)	0	0	0	(51.943)	(51.943)

Actuarial gains /(loss) and other comprehensive income	0	0	0	38.486	38.486
Total comprehensive income for the period	0	0	(18.650.060)	894.173	(17.755.887)
EQUITY AS AT DECEMBER 31, 2012	2.771.097	176.597	10.713.189	3.263.863	16.924.745

EQUITY AS AT JANUARY 1, 2013	2.771.097	176.597	10.713.189	3.263.863	16.924.745

Share premium reserve 3)	0	(176.597)	0	176.597	0
Actuarial gains/(loss) and other comprehensive income	0	0	0	(882)	(882)
Total comprehensive income for the period	0	0	(5.364.215)	514.938	(4.849.277)
EQUITY AS AT DECEMBER 31, 2013	2.771.097	0	5.348.974	3.954.516	12.074.587

1)	Restricted equity that cannot be paid out to the the owners without a resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law. For further information, see note 24.
2)	Past actuarial losses (the corridor approach) in accordance with IAS19R
3)	As per July 1, 2013 the Public Limited Companies Act under Norwegian Law states that share premium reserve no longer is to be classified as restricted equity that cannot be paid out to owners without a shareholder resolution to reduce the share capital

The accompanying notes are an integral part of the financial statements.

CASH FLOW STATEMENT

PARENT COMPANY				GROUP			NOTE
2013	2012	2011	(NOK thousands)	2013	2012	2011

(6.701.744)	(24.659.395)	41.720.838	Pre-tax operating profit/(loss)	(6.844.485)	(24.659.395)	41.720.838

			Provided by operating activities:
(61.846)	(336.929)	(322.402)	Accrual of contribution from the Norwegian government	(61.846)	(336.929)	(322.402)
7.354.358	25.812.470	(40.515.032)	Unrealized losses/(gains) on financial instruments at fair value	7.354.358	25.812.470	(40.515.032)	5
0	0	26.941	Realized losses on financial instruments at fair value through profit and loss [non-cash items]	0	0	26.941
13.357	17.603	20.083	Depreciation	17.704	17.603	20.083	14, 15

0	(922.929)	(33.685.138)	Disbursement on loans	0	(922.929)	(33.685.138)
33.247.243	31.555.324	35.421.882	Principal collected on loans	33.247.243	31.555.324	35.421.882

(27.506.083)	(35.982.126)	(43.516.381)	Purchase of financial investments (trading)	(27.506.083)	(35.982.126)	(43.516.381)
44.752.040	37.321.697	51.682.977	Proceeds from sale or redemption of financial investments (trading)	44.752.040	37.321.697	51.682.977
322.402	404.656	382.396	Contribution paid by the Norwegian government	322.402	404.656	382.396
(318.377)	(294.765)	(74.073)	Taxes paid	(318.377)	(294.765)	(74.073)

			Changes in:
491.292	384.144	224.600	Accrued interest receivable	491.292	384.144	224.600
2.964.064	(1.145.490)	(1.638.388)	Other receivables	2.980.124	(1.145.490)	(1.638.388)
(4.738.075)	(2.171.630)	2.618.827	Accrued liabilities	(4.742.877)	(2.171.630)	2.618.827
49.818.631	29.982.630	12.347.130	NET CASH FLOW FROM OPERATING ACTIVITIES	49.691.495	29.982.630	12.347.130

0	(5.042.773)	-5.575.080	Purchase of financial investments	0	(5.042.773)	-5.575.080
3.165.914	11.556.271	12.912.253	Proceeds from sale or redemption of financial investments	3.165.914	11.556.271	12.912.253
(337.831)	0	0	Investment in group companies	0	0	0
1.111.653	1.641.828	92.596	Net cashflow from financial derivatives	1.111.653	1.641.828	92.596
(18.391)	(12.507)	(21.893)	Purchases of property and equipment and intangible assets	(24.010)	(12.507)	(21.893)	14, 15
207.040	2.242	954	Proceeds from sales of property and equipment	3.958	2.242	954
4.128.385	8.145.061	7.408.830	NET CASH FLOW FROM INVESTING ACTIVITIES	4.257.515	8.145.061	7.408.830

(5.030.828)	4.403.975	(45.212)	Change in debt to credit institutions	(5.030.828)	4.403.975	(45.212)
0	0	185.914.914	Proceeds from issuance of commercial paper debt	0	0	185.914.914
0	(5.372.496)	(183.536.563)	Repayments of commercial paper debt	0	(5.372.496)	(183.536.563)
0	0	51.552.042	Proceeds from issuance of bond debt	0	0	51.552.042
(52.169.648)	(40.549.766)	(63.278.171)	Principal payments on bond debt	(52.169.648)	(40.549.766)	(63.278.171)
(502.650)	0	(449.453)	Repayment of subordinated debt	(502.650)	0	(449.453)
0	0	(11)	Repayment of preference share	0	0	(11)	2.16
0	0	(500.000)	Dividends paid	0	0	(500.000)	2.10
(57.703.126)	(41.518.287)	(10.351.554)	NET CASH FLOW FROM FINANCING ACTIVITIES	(57.703.126)	(41.518.287)	(10.351.554)

(3.756.110)	(3.390.596)	9.404.406	NET CHANGE IN CASH AND CASH EQUIVALENTS	-3.754.116	-3.390.596	9.404.406

9.265.361	13.402.592	3.932.261	Cash and cash equivalents as at beginning of period	9.265.361	13.402.592	3.932.261	26

742.461	(746.635)	65.925	Effect of exchange rates on cash and cash equivalents	742.461	(746.635)	65.925

The accompanying notes are an integral part of the financial statements.

1 GENERAL INFORMATION

Eksportfinans ASA manages a portfolio of both government supported and market-based export credits.

Eksportfinans ASA is a limited liability company. Eksportfinans ASA is incorporated and domiciled in Norway. The address of the head office is Dronning Mauds gate 15, P.O. Box 1601 Vika, N-0119 Oslo, Norway. In the second half of 2013, Eksportfinans ASA founded Eiendomsselskapet Dronning Mauds gate 15 AS for the sole purpose of owning and managing the office building formerly accounted for directly in Eksportfinans’ balance sheet. Eiendomsselskapet Dronning Mauds gate 15 AS is owned 100 percent by Eksportfinans.

In these financial statements the terms ‘Eksportfinans ASA’, ‘company’ and ‘Eksportfinans’ are used for the parent company Eksportfinans ASA. The term ‘EDM 15’ is used for the subsidiary Eiendomsselskapet Dronning Maudsgate 15 AS. The term ‘group’ refers to the parent company and the subsidiary as a financial group.

The fiscal year of the company runs from January 1 to December 31.

These financial statements have been approved for issue by the Board of Directors on February 26, 2014.

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

IFRSs and IFRICs adopted by the group in 2013

IFRS 13, ‘Fair value measurement’, has been applied as of January 1, 2013. The standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. The impact of the new requirements has not had a material impact on the group.

IAS 19, ‘Employee benefits’, was amended in June 2011 and has been applied as of January 1, 2013. The impact on the group is as follows: to immediately recognize all actuarial gains or losses in other comprehensive income; to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The amendment is applied retrospectively in the periods presented. The change in accounting principle has not had a material impact on the group's financial reporting.

New and amended standards (IFRSs) and interpretations (IFRICs) issued but not effective for the financial year beginning January 1, 2013, and not early adopted by the group

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

On November 19, 2013 the IASB issued a new version of IFRS 9 which includes the new hedge accounting requirements. The most significant areas of change for hedge accounting is hedge effectiveness testing, a risk component that may be designated as a hedged item, cost of hedging, groups if items and disclosures.

The group is yet to assess IFRS 9’s full impact, and intends to consider the impact of the remaining phases of IFRS 9 when the standard is completed.

IFRS 10, ‘Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The amendments are not expected to have an impact on the group. The effective date for IFRS 10 is accounting periods beginning on or after January 1, 2013. However, the standard is not yet endorsed by the EU. IFRS 10 is expected to be endorsed by the EU January 1, 2014.

IFRS 11, ‘Joint arrangements’ focuses on the rights and obligations of the parties to the arrangements rather than its legal form. There are two types of joint arrangements; joint operations and joint ventures. Joint operations arise where the investors have rights to the assets and obligations for the liabilities of an arrangement. A joint operator accounts of its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement; joint ventures are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted. The amendments are not expected to have an impact on the group. The effective date for IFRS 11 is accounting periods beginning on or after January 1, 2013. However, the standard is not yet endorsed by the EU. IFRS 10 is expected to be endorsed by the EU January 1, 2014.

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles. The amendments are not expected to have an impact on the group. The effective date for IFRS 12 is accounting periods beginning on or after January 1, 2013. However, the standard is not yet endorsed by the EU. IFRS 12 is expected to be endorsed by the EU January 1, 2014.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the group.

2.2 Foreign currency translation

Items included in the financial statements are measured using the currency of the primary economic environment in which the group operates, i.e. the functional currency. Norwegian kroner (NOK) serve as both the functional and presentational currency for the company and its subsidiary.

On initial recognition, foreign currency transactions are recorded applying the spot exchange rate at the date of recognition. At the balance sheet date, foreign currency monetary items are translated using the closing rate. Unrealized gains and losses on foreign currency translations are recorded in the statement of comprehensive income. This is not applied for items related to the Parliamentary Bill No. 108 (1977-78), (referred to as the 108 Agreement), as foreign currency risks are covered by the 108 Agreement The 108 Agreement has been established to provide exporters of capital goods financing on terms that are in accordance with OECD (Organization for Economic Co-operation and Development) regulations related to the Consensus Agreement for export financing (the CIRR scheme).. Exchange rate differences on transactions under the 108 Agreement are booked to a settlement account with the government on the balance sheet. See the further description of the 108 Agreement in notes 2.5.1, 2.5.3 and 12.

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

Financial instruments are classified into the following categories:

■	Financial assets or financial liabilities at fair value through profit or loss
■	Loans and receivables (measured at amortized cost)
■	Other financial liabilities (measured at amortized cost)

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

Loans and receivables measured at amortized cost consist of loans covered by an agreement with the authorities pursuant to Coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the 108 Agreement. The company enters into derivative contracts on behalf of the 108 Agreement to reduce the market risk. See further description in note 2.5.3.

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

The company has elected the fair value option for the main portion of its financial instruments, with two exceptions. Firstly, lending, borrowing and liquidity under the government supported 108 Agreement are measured at amortized cost. Secondly, instruments for which fair value measurement is a requirement and are therefore not subject to the fair value option. The latter applies for financial assets and liabilities held for trading and all financial derivatives, which are required to be measured at fair value.

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

Borrowings through the issue of securities

All borrowings are measured at fair value with the exception of borrowings under the 108 Agreement, which are measured at amortized cost. Changes in value of borrowings measured at fair value are included in the line item ‘Net gains/(losses) on financial instruments at fair value‘ in the statement of comprehensive income, except for interest expense which is recorded in net interest income using the nominal interest

Reacquired debt

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

See note 14 for further information.

2.7 Property and equipment

Property and equipment are carried at historical cost less depreciation. Cost includes expenses directly related to the acquisition of the asset. Subsequent expenses are capitalized together with the relevant asset if it is probable that future economic benefits associated with the expenses will flow to the group. Expenses for repairs and maintenance are recognized in the statement of comprehensive income as they occur. Depreciation is recorded on a straight-line basis over the asset’s useful life.

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

Pension costs

The pension calculations are carried out in accordance with IAS 19R.

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

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The calculation is based on assumptions related to discount rate, future salary adjustments, pension and other payments from the national insurance fund, future return on plan assets and actuarial assumptions on mortality and voluntary resignation.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates on high quality corporate bonds are used as an estimate for the discount rate, adjusted for differences in the payment structure and the average maturity of the pension liability.

Expected return on plan assets is calculated at the beginning of the period based on the discount rate.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions of the value of plan assets or of the defined benefit obligation are recognized in the statement of comprehensive income.

Social security tax related to the pension commitments is calculated based on the net pension obligation for each pension scheme at the end of the year.

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

See note 11 for further information.

2.13 Provisions

A provision is a liability of uncertain timing and amount that is recognized when the group has a present legal or constructive obligation as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The amount recognized is measured at the present value expected to be required to settle the obligation at the balance sheet date, taking into account risks and uncertainties surrounding the provision. The amount is only recognized if it can be estimated reliably.

See notes 8 and 19 for further information.

2.14 Leases

The group acts as lessor in operating lease contracts.

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

Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. We believe that the applied assumptions are the most likely, although actual events may differ from these. Consequently, our estimates could prove inaccurate, and the group may be exposed to changes to earnings that could be material.

3.1 Fair value of financial instruments

Eksportfinans uses quoted prices where available, valuation techniques and theoretical models using market information. These estimates are calibrated against economic models and any observed transaction prices. Estimated market values of derivatives under Credit Support Annexes (“CSA agreements”) are also reconciled daily with counterparties valuations (see "Note 29.2 Risk limit control and mitigation policies" for a brief description of CSA agreements). Since Eksportfinans has adopted the fair value option for the majority of its financial assets and liabilities, market changes or changes to assumptions or estimated levels can significantly impact the fair value of an instrument as reported and have a significant impact on the statement of comprehensive income. The subjectivity of these assumptions is reduced by using observable market inputs in the valuations, such as a quoted price or rate, by using multiple models for valuation purposes, and by obtaining price and rate information from multiple sources.

In particular the multi-notch downgrade of Eksportfinans from Moody's and Standard and Poor's in November 2011 lead to significant reductions in the market value of the company's own debt. The company used quoted prices of traded debt both before and after the downgrade since IFRS requires actual traded prices to be used if such quotes exist. The rating effect on the company's significant liabilities overshadowed all other market fluctuation effects for 2011 and the unrealized gain for the year was several times higher than ever recorded for any year before in the history of the company. In January 28, 2013, Eksportfinans was downgraded from Ba1 to Ba3 from Moody´s. The volatility in future results arising from more fluctuating credit spread levels given our current low rating must also be expected to be high. During 2013, the credit spreads on the company’s own debt have gradually decreased and a significant part of the unrealized gain in 2011 has been reversed.

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

Prices quoted in active markets are prices readily and regularly available from exchanges, brokers (executable broker quotes),market makers and pricing vendors (actual trades), and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

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

In general, the company goes through the following process to establish fair value for each financial instrument:

–	First, the company seeks to identify current quoted prices in an active market for the financial instrument.
–	If there are no current quoted prices, the company seeks to identify recent transactions for the same instrument.
–	If there are no recently quoted prices for the same instrument, the company seeks to identify current or recently quoted prices or transactions for another instrument that is substantially the same.
–	If there are no quoted prices for essentially equal instruments, the company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.
–	In certain instances, it is necessary for the company to use unobservable inputs into the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.

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

For guaranteed loans, interest rate curves are obtained from market sources, and credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Norwegian Guarantee Institute for Export Credits (GIEK). Most of Eksportfinans’ non-government guarantors are currently well rated (A- or above) Norwegian banks and international banks with solid financial position. There are three guarantors below A- rating. An increase in the credit risk of the debtor will, as a result of the guarantee, in most cases not lead to more than an insignificant increase of the combined credit risk. This is reflected in market rates so for example a loan made to a debtor guaranteed by a specific bank has a considerably lower spread than a direct loan made to the same bank. Eksportfinans therefore believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread. Credit ratings of all guarantors are monitored on an ongoing basis. Spreads are adjusted upon significant changes in rating for the guarantor since origination date, as the company considers this as evidence of widening of spreads. Further, the company analyses the development of initial margins over time. This data shows that initial margins obtained for new guaranteed loans have not been functions of time, not even during the financially turbulent times in 2007-2009. Credit spreads for guaranteed loans given by the company, have consequently not increased with the significant general credit spread increase during the period. The spreads applied to fair value measurement of export loans are unobservable in the market. The method that the company has deemed the most correct one in absence of suitable market spreads has produced variation in credit spreads of 1 basis point on average for the guaranteed portfolio since data was available. The largest monthly change for the guaranteed loan portfolio has been 1.4 basis points (February 2013). At year-end 2013 a spread widening of 1 basis point of the guaranteed loan portfolio will reduce its market value by approximately NOK 6 million (NOK 10 million as of year-end 2012) so a spread widening equal to the largest ones observed during a month so far will give unrealized losses of NOK 8 million. As of the year ended December 31, 2013 the guaranteed portfolio constitutes 62 percent of the loan portfolio (68 percent as of year-end 2012).

For direct loans to Norwegian savings banks, interest rate curves and credit spreads are based on observable market data. The credit spread curves obtained from the market are from widely published reports from market participants on indicative spreads for identical or similar loans. The spreads are published in the market shortly after month end, but do not represent offers, or solicitations of offers, to purchase or sell financial instruments. To ensure that the information can be used for fair value measurement purposes, Eksportfinans performs an assessment of the evaluations, calculations, opinions and recommendations of the publications. The spreads come partly from trading screens quoting actual trades, and partly from matrix pricing and interpolations including judgments by the distributors. Eksportfinans has assessed their interpolation methodologies, matrix pricing algorithms and models to be adequate and of sufficient quality. As of end of 2013 a credit spread widening in the direct loan portfolio of one basis point would induce an unrealized loss to the company of NOK 1 million (NOK 4 million as per year-end 2012). Direct loans to banks account for 15 percent of the lending portfolio (14 percent as of end of 2012).

For the remaining municipal portfolio after the sale of former municipality lender company Kommunekreditt, interest rate curves and credit spreads are based on observable market data. The credit spreads used in the model are supported by quotes obtained from three different price providers. For loans guaranteed by municipalities, the same methodology is used as for guaranteed export lending. As of the end of 2013 a credit spread widening of one basis point in the municipal lending portfolio would induce an unrealized loss to the company of NOK 2 million (NOK 2 million as of end of 2012). Municipal related loans are 11 percent of the lending portfolio as of year-end. For the combined total lending portfolio over the past two years credit spreads have changed less than 2 basis points per month in 95 percent of the time. A spread widening of 2 basis points would give an estimated loss of NOK 20 million. As of the end of 2012 a 95 percent confidence interval was 6 basis points representing NOK 90 million. The guarantees received are embedded in the loan agreements, and not separately transferable.

Eksportfinans has entered into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans are based on normal commercial terms, and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The company places an initial deposit with the selling bank, which is used as consideration for the purchase of the relevant loans. Each loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee, the company pays the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. As of year-end 2013 these loans constitutes 12 percent of the lending portfolio (11 percent as of year-end 2012).

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

The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Eksportfinans retrieved prices and credit spread quotes from nine different market makers and pricing vendors. Among the nine different quote providers, the major price provider (Bloomberg) covered 80 percent (62 percent as of December 31. 2012). Eksportfinans has established various controls to ensure the reasonableness of received quotes such as reconciling with other securities of similar currency, maturity, country or issuer and reconciling with actual trade data from Bloomberg. The company also investigates large variations amongst different price providers. For all quoted prices the median quote was used.

For the remaining, 2 securities had such short time to maturity that par value was used. Par value was also used on 5 government related securities (all rated AAA and expected maturity in 2014). One instrument is priced by comparing it to a similar instrument (same country of risk, rating and time to expected maturity). Eksportfinans holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now nonexistent). These securities were priced using recovery rates retrieved from Bloomberg.

Financial derivatives:

Currency and interest rate swaps are valued using a valuation model technique incorporating appropriate credit spreads obtained from the market, as well as other observable market inputs, such as interest rate levels and market volatilities. Structured swaps mirroring the embedded derivatives in structured debt issues are modeled as described for structured bond debt. All swaps are governed by ISDA agreements with cash collateral annexes, and movement of cash collateral will offset credit spread changes. Non-performance risk is included in the fair value of the financial derivative portfolio assets and liabilities. Both Eksportfinans and the counterparty’s credit risk at the time of trade of a swap will be reflected in the initial terms and conditions. The company only enters into derivatives with highly rated counterparties. The Credit Support Annexes (CSAs) enables calls for collateral for both parties based on rating dependent parameters such as threshold and minimum independent amounts. The company’s valuation of swaps uses mid levels of interest rate curve bid-ask spreads.

Structured bond debt:

Structured bond debt consists of bond issues where the coupon rate, currency, maturity date and notional amount may vary with market conditions. For instance, the maturity will vary as a significant part of the structured bond debt has call and trigger features depending on the passage of time and/or market levels.

Eksportfinans’ structured issues currently consist of eight main structure types:

–	The coupon is paid in a different currency than the currency for which the coupon is calculated and the bond might have Bermudan options embedded. Bonds with this coupon type are priced using a Hull-White one-factor model if there is only one currency and an N-currency model coupled with a Black and Scholes model in cases of several currencies.
–	The coupon is based on the minimum of two FX’s (JPY/USD and AUD/JPY for a majority of our issues). We use Black and Scholes to model the foreign exchange rates and a Hull-White one factor model to treat the interest rate curves.
–	Fixed rate securities with Bermudan options. These are modeled using Black and Scholes framework.
–	The coupon has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low. These coupon structures are modeled by an N-currency model.
–	The coupon is inversely linked to the London Interbank Offer Rate (LIBOR). The coupon structure is normally of the type “FixedRate-multiplier x Libor”. Here we use a Hull-White model for the interest rate and if the issue contains more than one currency, we use the N-factor model.
–	The coupon depends on the difference between two interest rates, for example ’2 year swap minus 10 year swap‘. This difference is multiplied with a factor, and both one and two currencies can be involved. For one-currency issues a Hull-White model is used for the two interest rates. For two-currency issues a Black and Scholes model put together with an N-currency model is used.
–	The coupon is based on the performance of single equities, equity baskets or indexes. These issues are priced based on a Black and Scholes model if the underlying is in the same currency as the notional. The implied volatility derived from suitable traded options is used as volatility input and expected future dividends are based on market expectations. If the underlying is in a different currency than the notional we use a quanto-model to factor in the currency effect.
F-14

–	The coupon is paid only if the issuer calls the issue. For such structures (like callable zeros) the call option is normally Bermudan and contains only one currency. Eksportfinans price it using a Hull-White one-factor model.

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

Changes in credit spread are considered in the valuation of structured bond debt. There is a very limited market for trading in Eksportfinans’ structured debt. Since the multi-notch downgrade of Eksportfinans in November 2011 the company does not anticipate issuing new debt. Prior to the downgrade the most current issue spread for corresponding issues was used to value the structured bonds. After the downgrade there are no new issues of structured debt and instead the company uses spreads on non-structured debt for the outstanding structured issues. The basis point sensitivity of the structured bond portfolio is NOK 20 million so increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of structured bond debt by approximately NOK 200 million as of December 31, 2013, down from NOK 310 million as of December 31, 2012. The spreads applied for fair value measurement of structured bonds are in the range from 200 basis points to 272 basis points as of year-end 2013 (from 171 basis points to 350 basis points as of year-end 2012).

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

Subordinated debt:

Fair value of subordinated bond debt is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from market participants. These are the same credit spreads as quoted for our traded non-structured debt of same maturity and currency. For quotes received in the form of credit spreads, appropriate net present value calculations derive the fair value of the security, using the quoted credit spread relative to the corresponding curve. The company considers the spread and price quotes obtained as unobservable input to the valuation. Increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of subordinated debt by approx NOK 1.9 million as of December 31, 2013 compared to NOK 3 million as of December 31, 2012.

4.2 Fair value hierarchy

IFRS 13 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources that is visible to other parties in the market; unobservable inputs reflect the company’s market assumptions, specific methodologies and model choices. These two types of input have created a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

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

The below tables set forth Eksportfinans trading assets and liabilities and other financial assets and liabilities accounted for at fair value under the fair value option. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Other assets are collateral paid to swap counterparties (as specified in note 29.2) and are classified as level 2.

Financial assets measured at fair value through profit or loss:

PARENT COMPANY/GROUP
December 31, 2013
(NOK thousands)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	2.768.358	14.250.407	475.818	17.494.583
Loans due from customers	0	2.810.169	22.579.895	25.390.064
Securities	0	26.462.302	0	26.462.302
Financial derivatives	0	4.072.210	1.427.521	5.499.731
Other assets	0	2.927.157	0	2.927.157
Total fair value as at December 31, 2013	2.768.358	50.522.245	24.483.234	77.773.837
PARENT COMPANY/GROUP
December 31, 2012
(NOK thousands)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	912.091	24.687.542	525.542	26.125.175
Loans due from customers	0	3.664.976	39.372.552	43.037.528
Securities	0	41.785.086	0	41.785.086
Financial derivatives	0	6.341.759	4.541.863	10.883.622
Other assets	0	5.445.157	0	5.445.157
Total fair value as at December 31, 2012	912.091	81.924.520	44.439.957	127.276.568

As for financial liabilities at year-end non-structured bond debt such as benchmark issues are valued through a combination of discounting cash flows and using quoted credit spreads for similar securities and thus classified as level 2. Structured bond debt use unobservable inputs and model valuation and is classified as level 3. Financial derivatives on the liability side are both level 2 and 3, see discussion above for financial derivative assets. Other liabilities are specified in note 21 and are valued using discounting techniques and observable market data. Subordinated debt is valued using discounted cashflow methods but with credit spread adjustments obtained from arranger banks only. These are indicative spreads and not publicly available hence the valuation technique uses unobservable inputs.

Financial liabilities measured at fair value through profit or loss:

PARENT COMPANY/GROUP
December 31, 2013
(NOK thousands)	Level 1	Level 2	Level 3	Total
Non-structured bond debt	0	27.762.036	0	27.762.036
Structured bond debt	0	0	25.502.228	25.502.228
Financial derivatives	0	2.937.093	2.208.197	5.145.290
Other liabilities	0	4.455.082	0	4.455.082
Subordinated debt	0	0	901.750	901.750
Total fair value as at December 31, 2013	0	35.154.211	28.612.175	63.766.386

PARENT COMPANY/GROUP
December 31, 2012
(NOK thousands)	Level 1	Level 2	Level 3	Total
Non-structured bond debt	0	40.599.469	0	40.599.469
Structured bond debt	0	0	42.275.265	42.275.265
Financial derivatives	0	4.215.720	5.126.980	9.342.700
Other liabilities	0	7.975.048	0	7.975.048
Subordinated debt	0	0	990.327	990.327
Capital contribution securities	0	0	449.790	449.790
Total fair value as at December 31, 2012	0	52.790.237	48.842.362	101.632.599

The movements of level 3 assets and liabilities are shown as follows:

Financial assets measured at fair value through profit or loss based on level 3 inputs:

PARENT COMPANY/GROUP
(NOK thousands)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance January 1, 2013	525.542	39.372.552	4.541.863	44.439.957
Total gains or losses *)	29.750	1.100.159	(1.205.896)	(75.986)
Issues	0	0	0	0
Settlements	(79.474)	(17.892.816)	(1.908.446)	(19.880.737)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0
Closing balance December 31, 2013	475.818	22.579.895	1.427.521	24.483.234
Total gains or losses *) for
the period in profit or loss for assets
held at the end of the reporting period	29.750	1.100.159	(526.973)	602.936

PARENT COMPANY/GROUP
(NOK thousands)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance January 1, 2012	1.335.105	56.420.879	6.258.210	64.014.194
Total gains or losses *)	(14.131)	(1.020.887)	203.919	(831.099)
Issues	0	2.693.011	0	2.693.011
Settlements	(795.432)	(18.720.451)	(1.920.266)	(21.436.149)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0
Closing balance December 31, 2012	525.542	39.372.552	4.541.863	44.439.957
Total gains or losses *) for
the period in profit or loss for assets
held at the end of the reporting period	(14.131)	(1.020.887)	793.725	(241.293)

*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

Financial liabilities measured at fair value through profit or loss based on level 3 inputs:

PARENT COMPANY/GROUP
(NOK thousands)	Bond debt	Financial derivatives	Subordinated debt	Capital contribution securities	Total
Opening balance January 1, 2013	42.275.265	5.126.980	990.327	449.790	48.842.362
Total gains or losses *)	11.878.753	(1.537.484)	(88.577)	0	10.252.692
Issues	0	0	0	0	0
Settlements	(28.651.790)	(1.381.299)	0	(449.790)	(30.482.879)
Transfers into Level 3	0	0	0	0	0
Transfers out of Level 3	0	0	0	0	0
Closing balance December 31, 2013	25.502.228	2.208.197	901.750	0	28.612.175
Total gains or losses *) for
the period in profit or loss for liabilities outstanding
at the end of the reporting period	6.740.757	(858.559)	88.577	0	5.793.621

PARENT COMPANY/GROUP
(NOK thousands)	Bond debt	Financial derivatives	Subordinated debt	Capital contribution securities	Total
Opening balance January 1, 2012	54.053.305	11.230.669	1.039.230	348.109	66.671.313
Total gains or losses *)	28.441.016	(3.368.719)	(48.903)	101.681	10.658.781
Issues	0	0	0	0	0
Settlements	(40.219.056)	(2.734.970)	0	0	(28.487.732)
Transfers into Level 3	0	0	0	0	0
Transfers out of Level 3	0	0	0	0	0
Closing balance December 31, 2012	42.275.265	5.126.980	990.327	449.790	48.842.362
Total gains or losses *) for
the period in profit or loss for liabilities outstanding
at the end of the reporting period	13.974.722	(2.772.979)	(48.903)	101.681	11.254.521

*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

4.3 Measurement categories

The classes of financial instrument fall into the following measurement categories (carrying amounts in NOK thousands):

PARENT COMPANY
	2013				2012
FINANCIAL ASSETS	FVO1)	HFT2)	L&R3)	TOTAL	FVO1)	HFT2)	L&R3)	TOTAL
Loans due from credit institutions	17,494,583	0	207,436	17,702,019	26,125,175	0	285,042	26,410,217
Loans due from customers	25,390,064	0	21,972,838	47,362,902	43,037,528	0	28,841,657	71,879,185
Securities	2,377,543	24,084,759	0	26,462,302	2,288,940	34,417,864	0	36,706,804
Repurchase receivables	0	0	0	0	2,458,586	2,619,696	0	5,078,282
Financial derivatives	0	5,499,731	0	5,499,731	0	10,883,622	0	10,883,622
Other assets	2,927,157	0	633,262	3,560,419	5,445,157	0	786,908	6,232,065
TOTAL	48,189,347	29,584,490	22,813,536	100,587,373	79,355,386	47,921,182	29,913,607	157,190,175

FINANCIAL LIABILITIES	FVO1)	HFT2)	OLB4)	TOTAL	FVO1)	HFT2)	OLB4)	TOTAL
Deposits by credit institutions	0	0	0	0	0	0	4,475,776	4,475,776
Commercial paper debt	0	0	0	0	0	0	0	0
Non-strucured bond debt	51,529,910	0	0	51,529,910	72,160,129	0	0	72,160,129
Structured bond debt	1,734,354	0	22,578,283	24,312,637	10,714,605	0	29,668,267	40,382,872
Financial derivatives	0	5,145,290	0	5,145,290	0	9,342,700	0	9,342,700
Other liabilities	4,455,082	0	156,405	4,611,487	7,975,048	0	157,803	8,132,851
Subordinated debt	901,750	0	0	901,750	990,327	0	0	990,327
Capital contribution securities	0	0	0	0	449,790	0	0	449,790
TOTAL	58,621,096	5,145,290	22,734,688	86,501,074	92,289,899	9,342,700	34,301,846	135,934,445

1) FVO: Financial instrument at fair value through profit or loss - designated at initial recognition (fair value option)

2) HFT: Financial instrument at fair value through profit or loss - held for trading

3) L&R: Financial instrument at amortized cost - loans and receivables

4) OLB: Financial instrument at amortized cost - other liabilities

GROUP
	2013				2012
FINANCIAL ASSETS	FVO1)	HFT2)	L&R3)	TOTAL	FVO1)	HFT2)	L&R3)	TOTAL
Loans due from credit institutions	17,494,583	0	209,430	17,704,013	26,125,175	0	285,042	26,410,217
Loans due from customers	25,390,064	0	21,972,838	47,362,902	43,037,528	0	28,841,657	71,879,185
Securities	2,377,543	24,084,759	0	26,462,302	2,288,940	34,417,864	0	36,706,804
Repurchase receivables	0	0	0	0	2,458,586	2,619,696	0	5,078,282
Financial derivatives	0	5,499,731	0	5,499,731	0	10,883,622	0	10,883,622
Other assets	2,927,157	0	618,002	3,545,159	5,445,157	0	786,908	6,232,065
TOTAL	48,189,347	29,584,490	22,800,270	100,574,107	79,355,386	47,921,182	29,913,607	157,190,175

FINANCIAL LIABILITIES	FVO1)	HFT2)	OLB4)	TOTAL	FVO1)	HFT2)	OLB4)	TOTAL
Deposits by credit institutions	0	0	0	0	0	0	4,475,776	4,475,776
Commercial paper debt	0	0	0	0	0	0	0	0
Non-strucured bond debt	51,529,910	0	0	51,529,910	72,160,129	0	0	72,160,129
Structured bond debt	1,734,354	0	22,578,283	24,312,637	10,714,605	0	29,668,267	40,382,872
Financial derivatives	0	5,145,290	0	5,145,290	0	9,342,700	0	9,342,700
Other liabilities	4,455,082	0	152,403	4,607,485	7,975,048	0	157,803	8,132,851
Subordinated debt	901,750	0	0	901,750	990,327	0	0	990,327
Capital contribution securities	0	0	0	0	449,790	0	0	449,790
TOTAL	58,621,096	5,145,290	22,730,686	86,497,072	92,289,899	9,342,700	34,301,846	135,934,445

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

3) L&R: Financial instrument at amortized cost - loans and receivables

4) OLB: Financial instrument at amortized cost - other liabilities

4.4 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

PARENT COMPANY
	December 31, 2013		December 31, 2012
(NOK thousands)	Fair value	Carrying value	Fair value	Carrying value
ASSETS
Loans due from credit institutions	17,681,657	17,702,019	26,370,299	26,410,217
Loans due from customers	50,958,657	47,362,902	77,237,809	71,879,185
Securities	26,462,302	26,462,302	36,706,804	36,706,804
Repurchase receivable	0	0	5,078,282	5,078,282
Financial derivatives	5,499,731	5,499,731	10,883,622	10,883,622
Other assets	3,560,419	3,560,419	6,232,065	6,232,065

LIABILITIES
Deposits by credit institutions	0	0	4,475,776	4,475,776
Non-structured bond debt	51,529,910	51,529,910	72,160,129	72,160,129
Structured bond debt	27,004,726	24,312,637	44,608,714	40,382,872
Financial derivatives	5,157,290	5,157,290	9,342,700	9,342,700
Other liabilities	4,617,648	4,611,486	8,144,578	8,132,853
Subordinated debt	901,750	901,750	990,327	990,327
Capital contribution securities	0	0	449,790	449,790

GROUP
	December 31, 2013		December 31, 2012
(NOK thousands)	Fair value	Carrying value	Fair value	Carrying value
ASSETS
Loans due from credit institutions	17,683,650	17,704,012	26,370,299	26,410,217
Loans due from customers	50,958,657	47,362,902	77,237,809	71,879,185
Securities	26,462,302	26,462,302	36,706,804	36,706,804
Repurchase receivable	0	0	5,078,282	5,078,282
Financial derivatives	5,499,731	5,499,731	10,883,622	10,883,622
Other assets	3,545,159	3,545,159	6,232,065	6,232,065

LIABILITIES
Deposits by credit institutions	0	0	4,475,776	4,475,776
Commercial paper debt	0	0	0	0
Non-structured bond debt	51,529,910	51,529,910	72,160,129	72,160,129
Structured bond debt	27,004,726	24,312,637	44,608,714	40,382,872
Financial derivatives	5,157,290	5,157,290	9,342,700	9,342,700
Other liabilities	4,613,647	4,607,485	8,144,578	8,132,853
Subordinated debt	901,750	901,750	990,327	990,327
Capital contribution securities	0	0	449,790	449,790

5 NET GAINS/(LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE

Net realized and unrealized gains/(losses) on financial instruments at fair value:

PARENT COMPANY/GROUP
(NOK thousands)	2013	2012	2011
Securities 1)	41.543	69.164	(118.972)
Financial derivatives	(117.001)	(70.788)	(92.475)
Other financial instruments at fair value 5)	50.680	(1.561)	69.828
Net realized gains/(losses)	(24.778)	(3.185)	(141.619)

Loans due from credit institutions 6)	315.268	228.030	(30.938)
Loans due from customers	(36.869)	(13.509)	66.367
Securities 2)	196.975	1.168.922	(208.279)
Financial derivatives 3)	6.057.501	10.917.826	(2.353.497)
Commercial paper debt 4)	0	(1.499)	1.258
Bond debt 4)	(13.845.017)	(37.865.791)	42.730.919
Subordinated debt and capital contribution securities 4)	(35.588)	(259.261)	321.800
Other financial instruments at fair value	(6.629)	12.814	(12.597)
Net unrealized gains/(losses)	(7.354.359)	(25.812.468)	40.515.033

NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(7.379.137)	(25.815.653)	40.373.414

1) Net realized gains/(losses) on securities:

PARENT COMPANY/GROUP
(NOK thousands)	2013	2012	2011
Securities held for trading	17.784	42.617	(18.828)
Securities designated as at fair value at initial recognition	23.759	26.547	(100.144)
TOTAL	41.543	69.164	(118.972)

2) Net unrealized gains/(losses) on securities:

PARENT COMPANY/GROUP
(NOK thousands)	2013	2012	2011
Securities held for trading	208.585	884.369	(360.115)
Securities designated as at fair value at initial recognition	(11.610)	284.553	151.836
TOTAL	196.975	1.168.922	(208.279)

3) The Portfolio Hedge Agreement entered into in March 2008, further described in note 12 of this report, is included with a loss of NOK 295 million in 2013 and a loss of NOK 1,251 million in 2012.

4) In 2013, Eksportfinans had an unrealized loss of NOK 13,881 million (loss of NOK 38,127 million in 2012) on its own debt.

5) Realized gains related to the Glitnir trial is included with NOK 17 mill as of December 31, 2013.

6) Reversed previous unrealized loss related to the Glitnir trial, is included with a gain of NOK 264 mill as of December 31, 2013

See note 30.4 for a presentation of the above tables through the eyes of management.

6 LEASES

Eksportfinans’ subsidiary EDM15 leases parts of its office building to unrelated parties under operating lease contracts, with lease terms generally between five and ten years. The future minimum lease payments receivable under non-cancelable operating leases in the aggregate and for each of the following periods is shown in the table below:

PARENT COMPANY			GROUP
Dec. 31, 2013	Dec. 31, 2012	(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012
0	9.546	Up to and including one year	11.726	9.546
0	20.622	From 1 year up to and including 3 years	15.000	20.622
0	10.052	From 3 years up to and including 5 years	9.201	10.052
0	21.190	After 5 years *)	20.800	21.190
0	61.410	TOTAL PAYMENTS RECEIVABLE	56.727	61.410

*) Beginning July 1, 2013 Electromagnetic Geoservice is leasing part of our office building, with a 10 year lease contract.

7 OTHER INCOME

PARENT COMPANY					GROUP
2013	2012	2011	(NOK thousands)	2013	2012	2011
968	1.673	1.532	Rental income	6.590	1.673	1.532
1.206	6.392	5.780	Rental income investment property	1.206	6.392	5.780
0	54.108	8.600	Services to The Norwegian State, the Ministry of Trade and Industry *)	0	54.108	8.600
178	0	0	Services to subsidiary **)	0	0	0
145.869	0	0	Net income on sale of building to subsidiary	0	0	0
(2.975)	(2.071)	175	Other income /(expenses) ***)	(2.975)	(2.071)	175
145.246	60.102	16.087	TOTAL	4.821	60.102	16.087

*) The income from The Norwegian State, the Ministry of Trade and Industry relates to management services on the 108 scheme amounting to NOK 54,108 thousands from January 1 to June 30, 2012.

**) The income from the subsidiary relates to management services from August 1 to December 31, 2013.

***) 2013 amount relates to impairment on technical equipment and 2012 amount includes NOK 2,202 thousand related to impairment on eFunding software and hardware. See also note 14, intangible assets.

8 EMPLOYEE RETIREMENT PLAN

Until 2011, Eksportfinans had a defined benefit occupational scheme for all employees in the form of a pension scheme. As of December 31, 2011 this defined benefit occupational scheme was closed and replaced by a defined contribution plan.

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

The actuarial calculations are based on the following assumptions:

PARENT COMPANY/GROUP
EXPENSES			COMMITMENTS
2013	2012	(Percent)	Dec. 31, 2013	Dec. 31, 2012
3,80	2,60	Discount rate	4,00	3,80
3,80	4,10	Expected return on plan assets	4,00	3,80
3,50	3,50	Future salary increases	3,75	3,50
3,25	3,25	Future basic amount increase	3,50	3,25
2,25	2,25	Future pension increases	2,25	2,25
K2013BE	K2005 adj.	Demographic assumption about mortality rate *)	K2013BE	K2005 adj.

*) Statistical assumptions about mortality, as officially calculated in 2005 and 2013.

The company has changed the basis for estimating discount rates. As of December 31, 2012, interest rates on high quality corporate bonds are used as an estimate for the discount rate. Previously discount rates were based on long term Norwegian Government bonds.

The pension expenses consist of the following components:

PARENT COMPANY/GROUP
(NOK thousands)	2013	2012	2011
Current service cost	8.506	16.188	16.869
Interest cost	2.357	7.091	8.360
Expected return on plan assets	0	(2.689)	(6.488)
Curtailment	0	(66.068)	(2.995)
Social security tax	272	(6.411)	2.652
TOTAL PENSION EXPENSES	11.135	(51.889)	18.398
Pension expenses not included,
related to discontinued operations	0	0	0

The amounts in the balance sheet are determined as follows:

PARENT COMPANY/GROUP
(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012

Present value of funded obligations	121.607	115.627
Fair value of plan assets	88.497	82.461
Underfunded/(funded) status of funded obligations	33.110	33.166

Present value of unfunded obligations	42.349	48.562
Underfunded/(funded) status of all obligations	75.459	81.728

NET PENSION LIABILITY	75.459	81.728

Pension liabilities in the balance sheet	75.459	82.424
Prepaid pension cost in the balance sheet	0	696
NET PENSION LIABILITY	75.459	81.728
Social security tax included	9.376	(3.473)

The movement in the defined benefit obligation over the year is as follows:

PARENT COMPANY/GROUP
(NOK thousands)	2013	2012	2011
Beginning of year	163.975	314.159	222.177
Current service cost, excluding social security taxes	8.506	16.188	16.869
Interest cost	5.670	7.091	8.360
Actuarial losses/(gains)	882	(38.486)	78.161
Social security tax	(689)	(6.643)	1.074
Benefits paid	(8.713)	(9.785)	(4.378)
Curtailments	(5.675)	(118.335)	(8.104)
OBLIGATION AT AND OF YEAR	163.956	164.189	314.159

Curtailments are mainly related to reduction of members in the pension plan.

The contributions expected to be paid to the company’s pension schemes in 2014 is NOK 4 million.

The movement in the fair value of plan assets of the year is as follows:

PARENT COMPANY/GROUP
(NOK thousands)	2013	2012	2011
Beginning of year	84.032	129.655	116.513
Interest income	3.190	1.761	6.488
Actuarial gains/(losses)	3.054	0	(166)
Curtailment	122	(40.817)	0
Employer contributions	5.417	0	9.215
Benefits paid	(7.318)	(8.138)	(2.395)
ASSETS AT END OF YEAR	88.497	82.461	129.655

A quantitative sensitivity analysis for significant assumptions as at 31 December 2013 is as shown below:

PARENT COMPANY/GROUP

Assumptions	Discount rate		Future salary increases		Future pension cost increase
Sensitivity level	1% increase	1% decrease	1% increase	1% decrease	1% increase	1% decrease
Impact on the net defined benefit obligation	(28.744)	37.818	14.862	(13.120)	25.458	(20.874)
Estimated change net pension cost 2014	(3.263)	4.385	2.173	(1.904)	2.599	(1.509)

Plan assets are invested as follows (according to regulatory guidelines established for life insurance companies):

PARENT/GROUP
(Percent)	Dec. 31, 2013	Dec. 31, 2012
Equity securities	9	7
Debt securities	76	73
Property	14	18
Other assets	2	2
TOTAL PLAN ASSETS	100	100

(Percent)	2013	2012
Actual return on plan assets	5,3	5,6

Historical development of the pension liabilities:

PARENT COMPANY/GROUP

	December 31,
(NOK thousands)	2013	2012	2011	2010	2009
Present value of defined benefit obligations	163.956	164.189	314.159	222.177	188.473
Fair value of plan assets	88.497	82.461	129.655	116.513	101.535
Pension plan deficit/(surplus)	75.459	81.728	184.504	105.664	86.938
NET RECORDED PENSION LIABILITY/(ASSET)	75.459	81.728	184.504	76.859	71.305
Actuarial losses/(gains) for the year related to obligations	4.167	(38.486)	78.161	16.795	12.913
Actuarial gains/(losses) for the year related to assets	3.054	0	166	1.573	(5.367)

9 SALARIES AND OTHER ADMINISTRATIVE EXPENSES

PARENT COMPANY				GROUP
2013	2012	2011	(NOK thousands)	2013	2012	2011
75.495	80.894	137.043	Salaries, pension expenses and social security	75.495	80.894	137.043
61.980	37.586	44.460	Administrative expenses	62.055	37.586	44.460
137.475	118.480	181.503	TOTAL	137.550	118.480	181.503

10 OTHER EXPENSES

PARENT COMPANY				GROUP
2013	2012	2011	(NOK thousands)	2013	2012	2011
3.590	2.941	4.998	Building service	4.987	2.941	4.998
60	485	659	Building service investment property	60	485	659
7.903	4.910	6.506	Other expenses	4.405	4.910	6.506
11.553	8.336	12.163	TOTAL	9.452	8.336	12.163

11 INCOME TAXES

Taxes payable:

PARENT COMPANY				GROUP
2012	2012	2011	(NOK thousands)	2013	2012	2011
(6.701.743)	(24.659.396)	41.720.838	Pre-tax operating profit/(loss)	(6.844.486)	(24.659.396)	41.720.838
328	905	1.366	Permanent differences	328	905	1.366
6.595.391	25.794.334	(40.667.134)	Change in temporary differences	6.489.652	25.794.334	(40.667.134)
(106.024)	1.135.843	1.055.070	Taxable income	(354.506)	1.135.843	1.055.070
0	318.905	295.510	Current taxes	0	318.905	295.510
(28.627)	0	0	Tax loss carry forward	(95.717)	0	0
341	0	0	Other current tax adjustments	341	0	0
(1.928.382)	(7.222.414)	11.386.762	Change in deferred taxes	(1.899.832)	(7.222.414)	11.386.762
(1.956.668)	(6.903.509)	11.682.272	Total income taxes in income statement	(1.995.208)	(6.903.509)	11.682.272
0	318.905	295.510	Current taxes in statement of income	0	318.905	295.510
(748)	(845)	(745)	Withholding tax already paid	(748)	(845)	(745)
748	(869)	0	Other effects	748	(869)	0
0	317.191	294.765	Taxes payable in balance sheet	0	317.191	294.765

Deferred tax liability / deferred tax assets:

PARENT COMPANY				GROUP
2013	2012	2011	(NOK thousands)	2013	2012	2011
4.120.655	11.343.069	(43.729)	Deferred tax/(deferred tax assets) beginning of year	4.120.655	11.343.069	(43.729)
(104.581)	1.941	(578)	Excess book value over tax depreciation	1.158	1.941	(578)
277.769	234.407	19.575	Accounts receivables	277.769	234.407	19.575
6.933.821	10.897.715	(2.181.649)	Mark-to-market adjustments financial instruments	6.933.821	10.897.715	(2.181.649)
(8.973)	15.995	(5.622)	Employee retirement plan	(8.973)	15.995	(5.622)
(13.890.403)	(38.113.315)	43.043.036	Debt at fair value	(13.890.403)	(38.113.315)	43.043.036
196.976	1.168.922	208.279	Securities	196.976	1.168.922	208.279
(6.595.391)	(25.794.335)	(40.666.486)	Change in tax-increasing temporary differences	(6.489.652)	(25.794.335)	(40.666.486)
2.162.661	4.120.655	11.342.933	Deferred tax/(deferred tax assets) end of year	2.124.120	4.120.655	11.342.933

Temporary differences:

PARENT COMPANY					GROUP
Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2011	(NOK thousands)	Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2011
(2.185)	100.549	101.672	Excess book value over tax depreciation	103.554	100.549	101.672
3.860	(273.909)	(50.818)	Accounts receivables	3.860	(273.909)	(50.818)
(639.332)	(7.573.154)	(18.470.868)	Mark-to-market adjustments financial instruments	(639.332)	(7.573.154)	(18.470.868)
(75.459)	(66.486)	(82.481)	Employee retirement plan	(75.459)	(66.486)	(82.481)
9.888.751	23.779.154	61.892.469	Debt at fair value	9.888.752	23.779.154	61.892.469
(1.056.103)	(1.253.079)	(2.422.001)	Securities	(1.056.103)	(1.253.079)	(2.422.001)
8.119.532	14.713.075	40.510.476	Total tax-increasing temporary differences	8.225.272	14.713.075	40.510.476

2.162.661	4.120.655	11.342.933	Tax on temporary differences	2.124.120	4.120.655	11.342.933

Reconciliation of income taxes:

PARENT COMPANY				GROUP
2013	2012	2011	(NOK thousands)	2013	2012	2011

(6.701.743)	(24.659.396)	41.720.838	Pre-tax operating profit/(loss) from continuing operations	(6.844.486)	(24.659.396)	41.720.838
(1.876.488)	(6.904.631)	11.681.835	Tax calculated at a 28 % nominal tax rate	(1.916.456)	(6.904.631)	11.681.835

			Tax effect of:
(80.520)	0	0	- Change in tax rate for deferred taxes to 27%	(78.708)	0	0
(92)	253	299	- Permanent differences	(92)	253	299
(238)	0	0	- Actuarial losses according to IAS19R	(238)	0	0
670	869	0	- Other items	286	869	0
(80.180)	1.122	299	Total tax effects	(78.752)	1.122	299

(1.956.668)	(6.903.509)	11.682.217	Taxes / (tax income) in the income statement	(1.995.208)	(6.903.509)	11.682.217
29,2%	28,0%	28,0%	Effective tax rate of taxes in the income statement	29,2%	28,0%	28,0%
-2,2%	0,0%	0,0%	Tax effect from reconciliation items above	-2,2%	0,0%	0,0%
27,0%	28,0%	28,0%	Tax rate after reconciliation	27,0%	28,0%	28,0%

27,0%	28,0%	28,0%	Applicable tax rate	27,0%	28,0%	28,0%
0,0%	0,0%	0,0%	Difference	0,0%	0,0%	0,0%

27%	28%	28%	Applied tax rate	27%	28%	28%

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

Eksportfinans has CSA agreements with 46 different counterparties as of December 31, 2013, about the same as of December 31, 2012. As of December 31, 2013, more than 89 percent of the CSA's have daily collateral exchange, around the same as of December 31, 2012. Eksportfinans accepts only cash as collateral. As of December 31, 2013, 99 percent of total number of derivative transactions and 94 percent of total derivative exposures are covered under CSA agreements, which is about the same as of December 31, 2012.

The following overview of financial derivatives shows the nominal gross amounts and the fair value of the agreements involved:

PARENT COMPANY/GROUP	Dec. 31, 2013		Dec. 31, 2012
(NOK thousands)	Notional	Fair value	Notional	Fair value
Interest rate derivatives	88.297.335	1.235.529	109.393.838	1.893.849
Currency rate derivatives	31.515.380	(343.662)	30.773.323	(744.777)
Interest and currency rate derivatives	64.460.946	116.540	87.707.127	3.035.755
Equity derivatives	7.785.381	(43.701)	25.266.801	(2.295.009)
Portfolio Hedge Agreement	5.000.000	(462.533)	5.000.000	(222.604)
108 derivatives	21.389.471	16.287	35.702.254	(32.276)
Other financial derivatives	205.462	(164.018)	513.088	(94.017)
TOTAL	218.653.975	354.441	294.356.431	1.540.922
Financial derivatives assets		5.499.731		10.883.622
Financial derivatives liabilities		5.145.290		9.342.700
NET DERIVATIVES		354.441		1.540.922

The notional is defined as the principal amount of the agreement at year-end.

Interest rate derivatives cover:

■	Interest rate swaps – agreements to swap the nominal interest rates payable within a certain period.
■	Forward rate agreements (FRAs) – agreements that fix the rate of interest to a nominal amount for a future period.
■	Agreements that set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.

Currency rate derivatives cover:

■	Forward purchases/sales agreements – agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.
■	Short-term currency swap agreements (FX swaps) – agreements to swap given amounts of foreign currency for a defined period at a predetermined exchange rate.

Combined interest rate and foreign exchange rate derivatives cover:

■	Interest and foreign currency swaps – long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.

Interest and foreign exchange swaps combined with other interest and foreign currency derivatives include the following:

–	Agreements which set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.
–	Foreign currency options – agreements that offer the right – but no obligation – to sell or buy a certain nominal amount at a predetermined rate.
–	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.
–	Call or put options – agreements that give the right to cancel the agreement before its maturity date, or to extend the agreement.

Equity derivatives cover:

■	Interest and foreign currency swaps combined with agreements that relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed-upon level.
■	Interest and foreign currency swaps combined with stock options – agreements that offer the right – but no obligation – to sell or purchase a defined number of shares at a pre-determined, agreed-upon price.

Portfolio hedge agreement (PHA):

■	The background for introducing a Portfolio Hedge Agreement (PHA) back in March 2008 was to mitigate the market risk in the company’s investment portfolio. Unrealized losses in this portfolio significantly reduced the company’s capital base. Continuing volatility in capital markets in general and risk for further deterioration of the company’s capital base led to discussions on how to hedge the market risk in this portfolio. The company was at the time of the opinion that the unrealized losses would reverse and that hedging in the market (e.g. through Credit Default Swaps) would be very expensive. By creating a tailor-made derivative with the majority of the owners that would offset market risk for the company and at the same time give the owners all potential upside was seen as an optimal solution.
■	The negotiated PHA agreement indemnifies the company’s former investment portfolio (now denoted the PHA portfolio) from losses from both market risk and credit risk. The indemnification covered further losses up to NOK 5 billion, as gains or losses from inception of the agreement and until the last security matures is at the risk of the guarantor syndicate. The NOK 5 billion limit of the guarantee is in fact a put option for the syndicate in that their potential losses are capped at NOK 5 billion while they have all the potential upside. The company pays a monthly fee of NOK 5 million for the guarantee. The market value of the PHA agreement hence consists of three parts: the market value fluctuations of the underlying portfolio, the value of the put option, the net present value of the remaining monthly fees. The portfolio market value component of the PHA agreement offsets the changes in market value of the portfolio in the statement of financial position.
■	After considering the economic hedging impact of the PHA agreement, the company is exposed to credit risk through the risk of potential defaults among syndicate members and both credit risk and market risk if the NOK 5 billion cap is reached. The default risk of syndicate members is monitored daily as part of the company’s exposure monitoring. The probability of the PHA agreement reaching the cap of the indemnification is currently negligible. Since inception of the agreement this probability has had a maximum of approximately 0.5 percent in November 2008 where around NOK 2.7 billion of the NOK 5 billion was utilized. Currently, Eksportfinans owe NOK 463 million to the guarantors. Furthermore, the portfolio is currently smaller due to maturities (no additional investments are done in the portfolio) further reducing the probability of reaching the cap.

108 Agreement derivatives:

■	The 108 Agreement is a government supported arrangement to facilitate lending to companies involved in the Norwegian export industry. It provides coverage of interest rate risk and foreign exchange risk for qualifying lending, borrowing and liquidity. The aim of the Agreement is to provide a fixed Norwegian krone based margin on qualifying OECD loans by compensating for interest rates and foreign currency differences between the lending and the funding. Settlement accounts are utilized to keep track of differences between actual amounts of lending and borrowing rates and the margin stipulated by the agreement. The net amount of settlement to be refunded by the government is included in the line item ”Other assets” in the statement of financial position.
■	Certain components of the 108 Agreement which compensate the company for gains and losses on certain lending and borrowing transactions covered by the 108 Agreement due to differences in interest rates and foreign exchange rates, meet the definition of financial derivatives in IAS 39. The following summarizes the accounting treatment for the different features of the 108 Agreement:
–	The Government subsidies provided to the company are treated as government grants in accordance with IAS 20. Government grants are recognized in income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis.
–	Those grants relating to the variable rate borrowing meet the definition of a derivative in accordance with IAS 39. On day 1, the derivative will be recorded on the balance sheet at fair value. The corresponding entry will be posted to 'deferred revenue' in accordance with the treatment for government grants noted above. On subsequent measurements of the derivative, the changes in its fair value is recorded in the income statement.
–	Those grants relating to fixed rate borrowings and loans and denominated in NOK currency, do not meet the definition of a derivative in accordance with IAS 39.
–	Grants denominated in a foreign currency meet the definition of a derivative in accordance with IAS 39. The foreign currency component would not be separated from the entire agreement contract. Therefore the valuation of the derivative would include
F-26

the foreign currency component plus the fixed margin relating to the fixed rate loans and borrowings. Similar to the treatment described in the second bullet point above, the initial gain would be deferred and the subsequent changes in the fair value of the derivative would be recognized in the income statement.

■	The embedded derivatives in the 108 Agreement are recognized in the balance sheet as an asset or a liability depending on the net fair value of the derivatives at the reporting date.

Other financial derivatives cover:

■	Interest and foreign currency swaps combined with agreements that provide the option to receive physical securities (such as U.S. Treasury bonds) in exchange for the nominal amount of the agreement.
■	Credit linked swaps – interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in the form of one or several bonds.
■	Commodity derivatives – interest and foreign currency swaps combined with agreements which relate to the future price level of a commodity or commodity index in relation to a pre-determined agreed price.

The financial derivatives as described above are used in the risk management of the company with the purpose of obtaining economic hedging. For a quantitative analysis of the impact of these economic hedging relationships, see note 29.4.

13 LOANS DUE FROM CREDIT INSTITUTIONS AND CUSTOMERS

Loans due from credit institutions:

PARENT COMPANY / GROUP
(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012
Cash equivalents 1)	6.253.706	9.265.361
Other bank deposits and claims on banks	(228.466)	1.104.889
Loans to other credit institutions, nominal amount 2)	11.765.218	16.434.751
Accrued interest on loans and unamortised premium/discount on purchased loans	(5.802)	3.487
Adjustment to fair value on loans	(80.643)	(398.271)
TOTAL	17.704.013	26.410.217

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.

2) The company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of loans. Under IFRS these loans classify as loans to credit institutions.

Loans due from customers:

PARENT COMPANY / GROUP
(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012
Loans due from customers, nominal amount	46.802.540	71.074.632
Accrued interest on loans and unamortised premium/discount on purchased loans	474.231	681.553
Adjustment to fair value on loans	86.131	123.000
TOTAL	47.362.902	71.879.185

Total loans:

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

PARENT COMPANY / GROUP
(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012
Loans due from other credit institutions	11.765.218	16.434.751
Loans due from customers	46.802.540	71.074.632
TOTAL NOMINAL AMOUNT	58.567.758	87.509.383

See note 2.5.2.2 for a description of which loans are measured at amortized cost and which are measured as at fair value through profit or loss.

Loans by categories:

PARENT COMPANY / GROUP
(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012
Commercial loans	36.967.054	59.157.911
Government-supported loans	21.600.704	28.351.472
TOTAL NOMINAL AMOUNT	58.567.758	87.509.383
Ships	21.630.212	34.147.933
Capital goods	13.677.395	23.973.451
Export-related and international activities *)	16.322.387	20.532.073
Direct loans to Norwegian local government sector	3.512.339	4.373.351
Municipal-related loans to other credit institutions	3.388.000	4.448.000
Loans to employees	37.425	34.575
TOTAL NOMINAL AMOUNT	58.567.758	87.509.383

Amount included that is
expected to be settled after more than twelve months	44.013.881	64.804.740

*) Export-related and international activities consist of loans to the following categories of borrowers:

PARENT COMPANY / GROUP
(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012
Renewable energy	4.993.750	5.493.750
Shipping	3.445.671	4.284.437
Banking and finance	2.684.001	4.615.387
Consumer goods	1.830.804	2.274.762
Infrastructure	1.289.592	1.333.232
Real estate management	849.625	659.747
Environment	632.261	646.008
Oil and gas	595.744	1.222.969
Other categories	939	1.781
TOTAL NOMINAL AMOUNT	16.322.387	20.532.073

14 INTANGIBLE ASSETS

The company’s intangible assets consist mainly of software systems.

PARENT COMPANY / GROUP
(NOK thousands)	Internally generated	Other intangible assets	Total

Book value at January 1, 2013	0	9.281	9.281
Additions during the year	0	861	861
Impairment *)	0	0	0
Depreciation during the year	0	4.725	4.725
Book value at December 31, 2013	0	5.417	5.417

Cost at December 31, 2013	0	86.239	86.239
Total accumulated depreciation at December 31, 2013	0	80.822	80.822
Book value at December 31, 2013	0	5.417	5.417

Book value at January 1, 2012	2.600	13.706	16.306
Additions during the year	0	415	415
Impairment *)	2.115	0	2.115
Depreciation during the year	485	4.840	5.325
Book value at December 31, 2012	0	9.281	9.281

Cost at December 31, 2012	14.786	85.378	100.164
Total accumulated depreciation at December 31, 2012	14.786	76.097	90.883
Book value at December 31, 2012	0	9.281	9.281

Useful life	3-7 years	4-7 years	4-7 years
Depreciation rates	14-33%	14-25%	14-25%

*) Relates to impairment of internally generated software system eFunding. See also note 7 other income.

Depreciation of intangible assets is included in the line item 'Depreciation' in the statement of comprehensive income.

15 PROPERTY, EQUIPMENT AND INVESTMENT PROPERTY

PARENT COMPANY					GROUP
Equipment	Buildings and land at own use	Investment property	Total	(NOK thousands)	Equipment	Buildings and land at own use	Investment property	Total

10.815	126.190	70.010	207.015	Book value at January 1, 2013	10.815	126.190	70.010	207.015
1.994	9.632	5.903	17.529	Additions during the year	1.994	13.116	8.038	23.148
1.073	1.789	1.096	3.958	Disposals during the year	1.073	1.789	1.096	3.958
0	(25)	25	0	Impairment / (reversal of impairment)	0	(25)	25	0
2.863	3.576	2.192	8.631	Depreciation during the year	2.863	6.271	3.844	12.978
0	130.482	72.600	203.082	Disposals during the year: sale to subsidiary August 1, 2013	0	0	0	0
8.873	0	0	8.873	Book value at December 31, 2013	8.873	131.271	73.083	213.227

95.584	0	0	95.584	Cost at December 31, 2013	95.584	172.206	98.211	366.001
86.711	0	0	86.711	Total accumulated depreciation at December 31, 2013	86.711	40.935	25.128	152.774
8.873	0	0	8.873	Book value at December 31, 2013	8.873	131.271	73.083	213.227

13.311	126.249	70.045	209.605	Book value at January 1, 2012	13.311	126.249	70.045	209.605
2.998	5.638	3.456	12.092	Additions during the year	2.998	5.638	3.456	12.092
2.421	0	0	2.421	Disposals during the year	2.421	0	0	2.421
3.073	5.697	3.491	12.261	Depreciation during the year	3.073	5.697	3.491	12.261
10.815	126.190	70.010	207.015	Book value at December 31, 2012	10.815	126.190	70.010	207.015

94.663	160.879	91.269	346.811	Cost at December 31, 2012	94.663	160.879	91.269	346.811
83.848	34.689	21.259	139.796	Total accumulated depreciation at December 31, 2012	83.848	34.689	21.259	139.796
10.815	126.190	70.010	207.015	Book value at December 31, 2012	10.815	126.190	70.010	207.015

3-7 years	4-67 years	4-67 years		Useful life	3-7 years	4-67 years	4-67 years
14-33%	1.5-25%	1.5-25%		Depreciation rates	14-33%	1.5-25%	1.5-25%

Book value for property, equipment and investment property in the parent company and in the group equals cost less accumulated depreciation. Fair value of the investment property at the balance sheet date is estimated to approximately NOK 144 million. This is based on estimates prepared by a qualified, independent real estate appraiser as of July 9, 2013. The fair value is calculated based on the discounted cash flow method. The fair value of the investment property is calculated using unobservable inputs and is therefore placed in Level 3 in the fair value hierarchy.

Income and expenses related to the investment property are specified in note 7 and 10 respectively.

16 OTHER ASSETS

PARENT COMPANY			GROUP
Dec. 31,2013	Dec. 31,2012	(NOK thousands)	Dec. 31,2013	Dec. 31,2012
474.096	753.332	Settlement account 108 Agreement	474.096	753.332
2.927.157	5.445.157	Cash collateral	2.927.157	5.445.157
159.166	33.576	Other	143.906	33.576
3.560.419	6.232.065	TOTAL	3.545.159	6.232.065

17 BORROWINGS THROUGH THE ISSUE OF SECURITIES

As a result of the November 18, 2011 decision, the company has found that the need for new funding in the capital markets is limited, and that the transactions in the existing funding portfolio will be repaid at maturity.

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

The company’s debt issuance is dictated by demand on the lending side of the business. No funding was raised in the capital markets in 2013 or 2012.

Commercial paper can be used for bridge financing as and when required.

Outstanding amounts and interest rates related to bond debt and commercial paper debt:

PARENT COMPANY/GROUP
(NOK thousands)	2013	2012
Amount outstanding at year-end	75.842.547	112.543.001
Maximum amount outstanding	113.071.716	142.372.932
Average amount outstanding	89.699.065	123.497.183
Average interest rate	2,57%	2,27%

Structure composition of bond debt and commercial paper debt:

PARENT COMPANY / GROUP
(NOK thousands)	2013	2012
Non-structured	51.529.910	72.160.129
Equity linked	12.325.851	19.665.208
Foreign exchange linked	7.041.911	14.621.898
Commodity linked	11.594	40.181
Other structures	4.933.281	6.055.585
TOTAL	75.842.547	112.543.001

18 LOANS TO ELECTED OFFICERS

No loans have been provided to any elected officers, except for loans to the employees’ representatives, which are included in loans to employees in note 13.

To companies in which Eksportfinans’ board members, members of control committee or chairman of the council of representatives are board members, no loans were provided as of December 31, 2013 and as of December 31, 2012.

Bank deposits are not defined as loans. These loans are granted as loans at ordinary terms to customers.

19 PROVISIONS

PARENT COMPANY / GROUP
(NOK thousands)	Dec. 31,2013	Dec. 31,2012
Pensions	76.043	80.444
Salaries and social security	20.928	28.793
TOTAL	96.971	109.237

20 INTRAGROUP ACCOUNTS

Operating income received from companies that were subsidiaries at the end of the year, are included in the statement of comprehensive income for the parent company, under the following line items:

(NOK thousands)	Dec 31,2013
Income related to the sale of property, equipment and investment property to
Eiendomsselskapet DM15.	145.869
Other income	178
Other expenses	3.498
TOTAL	142.549

Transactions with companies that were subsidiaries at the end of the year, are included in the following line items in the balance sheet of the parent company:

(NOK thousands)	Dec 31,2013
Intragroup receivables due from Eiendomsselskapet DM15	18.649
Outstanding liabilities related to leases	8.303
TOTAL	10.346

There was no intragroup balance as per December 31, 2012.

21 OTHER LIABILITIES

PARENT COMPANY			GROUP
Dec. 31,2013	Dec. 31,2012	(NOK thousands)	Dec. 31,2013	Dec. 31,2012
46.965	339.304	Grants to mixed credits	46.965	339.304
4.450.264	7.698.830	Cash collateral	4.450.264	7.698.830
114.257	94.719	Other short-term liabilities	110.256	94.719
4.611.486	8.132.853	TOTAL	4.607.485	8.132.853

22 SUBORDINATED DEBT

PARENT COMPANY/ GROUP
(NOK thousands)	Dec 31, 2013	Dec 31, 2012
JPY 15 billion, 4.80%, due 2015	901.750	1.039.230
TOTAL	901.750	1.039.230

The conditions comply with the requirements of The Financial Supervisory Authority of Norway (the NFSA) for additional capital.

23 CAPITAL CONTRIBUTION SECURITIES

In January 2013 Eksportfinans, in accordance with market practice, exercised its right to call the company’s Capital Contribution Securities of GBP

50 million. The securities were repaid at face value (NOK 430 million) on February 19, 2013.

24 SHAREHOLDERS

At the end of 2013, Eksportfinans ASA had a share capital of NOK 2,771,097 thousand, divided into 263,914 authorized shares of nominal value NOK 10,500. All shares are fully paid.

	December 31, 2013		December 31, 2012
	Number of shares	Ownership percentage	Number of shares	Ownership percentage
DNB Bank ASA	105.557	40,00	105.557	40,00
Nordea Bank Norge ASA	61.246	23,21	61.246	23,21
The Norwegian State, the Ministry of Trade and Industry	39.587	15,00	39.587	15,00
Danske Bank A/S	21.348	8,09	21.348	8,09
Sparebanken Øst	12.787	4,84	12.787	4,84
Sparebanken Møre	3.551	1,35	3.551	1,35
Sparebanken 1 Hedmark	3.499	1,33	3.499	1,33
Sparebanken Sør	3.497	1,32	3.497	1,32
Sparebanken Sogn og Fjordane	3.478	1,31	3.478	1,31
Sparebanken Vest	2.638	1,00	2.638	1,00
SpareBank 1 SMN (Midt-Norge)	1.857	0,70	1.857	0,70
Voss Veksel og Landmandsbank ASA	1.050	0,40	1.050	0,40
Fana Sparebank	943	0,36	943	0,36
Handelsbanken	563	0,21	563	0,21
Sparebanken Pluss	529	0,20	529	0,20
Helgeland Sparebank	377	0,14	377	0,14
SpareBank 1 Ringerike Hadeland	329	0,13	329	0,13
Sparebank 1 Søre Sunnmøre	296	0,11	296	0,11
SpareBank 1 Modum	188	0,07	188	0,07
SpareBank 1 Buskerud-Vestfold	188	0,07	188	0,07
SpareBank 1 Nøtterøy-Tønsberg	174	0,06	174	0,06
Haugesund Sparebank	94	0,04	94	0,04
BNP Paribas, Oslo Branch	83	0,03	83	0,03
SpareBank 1 Østfold Akershus	38	0,02	38	0,02
Skudenes & Aakra Sparebank	17	0,01	17	0,01
TOTAL	263.914	100	263.914	100

There exists only one class of shares. One share represents one vote. There exists no regulatory or other restriction on any shareholder to exercise their voting rights.

A shareholder agreement exists between the major (that is those with an ownership percentage of over 20 percent) and some of the minor shareholders, whereby they have given eachother the priority to acquire any shares the others may sell in Eksportfinans ASA. The shareholder agreement comprises 71 percent of the shares.

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

As per July 1, 2013 the Public Limited Companies Act under Norwegian Law states that the share premium reserve no longer is to be classified as restricted equity that cannot be paid out to owners without a shareholder resolution to reduce capital.

The reserve for unrealized gains represents restricted equity that cannot be distributed as dividend.

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

Capital adequacy is rising and currently above the internally set risk capital level. Through the ICAAP-process, the board has decided that the company should aim for a risk capital level of about NOK 5.6 billion, including NOK 2.9 billion to cover large exposure regulations, future economic downturns and possible future capital regulations. Dividends are determined with the aim to ensure an adequate level of capital for Eksportfinans as well as a satisfactory return for the shareholders. Norwegian FSA expects Eksportfinans not to distribute any equity based on the 2013 financial statements. Based on this, the board proposed on March 28, 2014, not to pay any dividend related to the fiscal year 2013.

During the past year, Eksportfinans has complied with all its statutory capital requirements.

Risk capital:

(NOK thousands and as percentage of risk-weighted assets and off-balance sheet items)

PARENT COMPANY	Dec. 31, 2013		Dec. 31, 2012
Share capital	2.771.097		2.771.097
Share premium reserve	0		176.597
Reserve for unrealized gains	5.292.810		10.713.189
Other equity	4.114.882		3.277.320
Total equity	12.178.789		16.938.203
Declared dividends
Capital contribution securities	0		0
Deductions	5.970.232		11.632.569
Additions	0		8.287
Total core capital	6.208.557	38,0%	5.313.921	25,0%
Subordinated debt	173.754		581.823
Additions	0		46.097
Additional capital	173.754	1,0%	627.920	3,0%

Total risk capital	6.382.311	39,0%	5.941.841	28,0%

Risk-weighted balance sheet and off-balance sheet items:

(NOK thousands)

PARENT COMPANY	Dec. 31, 2013		Dec. 31, 2012
	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	17.702.019	3.540.404	26.410.217	5.282.043
Loans due from customers	47.362.902	5.923.608	71.879.185	7.797.517
Securities	26.462.302	3.287.312	41.785.041	3.714.395
of which held for trading	24.084.759	2.885.603	37.037.515	2.806.923
Financial derivatives	5.499.731	736.902	10.883.622	1.663.896
Other assets	3.912.540	75.671	6.448.406	168.605
Total assets on balance sheet	100.939.494	13.563.898	157.406.471	18.626.457
Off-balance sheet items		22.664		152.194
Operational risk		2.403.177		2.464.606
Foreign currency exchange risk		362.463		0
TOTAL RISK-WEIGHTED VALUE		16.352.202		21.243.257

Risk capital:

(NOK thousands and as percentage of risk-weighted assets and off-balance sheet items)

GROUP	Dec. 31, 2013		Dec. 31, 2012
Share capital	2.771.097		2.771.097
Share premium reserve	0		176.597
Reserve for unrealized gains	5.348.974		10.713.189
Other equity	3.954.516		3.277.320
Total equity	12.074.587		16.938.203
Declared dividends
Capital contribution securities	0		0
Deductions	6.043.986		11.632.569
Additions	9.675		8.287
Total core capital	6.040.276	36,8%	5.313.921	25,0%
Subordinated debt	173.754		581.823
Additions	46.097		46.097
Additional capital	219.851	1,3%	627.920	3,0%

Total risk capital	6.260.127	38,1%	5.941.841	28,0%

Risk-weighted balance sheet and off-balance sheet items:

(NOK thousands)

GROUP	Dec. 31, 2013		Dec. 31, 2012
	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	17.704.012	3.540.802	26.410.217	5.282.043
Loans due from customers	47.362.902	5.923.608	71.879.185	7.797.517
Securities	26.462.302	3.287.312	41.785.041	3.714.395
of which held for trading	24.084.759	2.885.603	37.037.515	2.806.923
Financial derivatives	5.499.731	736.902	10.883.622	1.663.896
Other assets	3.763.803	227.074	6.448.406	168.605
Total assets on balance sheet	100.792.750	13.715.700	157.406.471	18.626.457
Off-balance sheet items		22.664		152.194
Operational risk		2.315.413		2.464.606
Foreign currency exchange risk		362.463		0
TOTAL RISK-WEIGHTED VALUE		16.416.240		21.243.257

27 CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

PARENT COMPANY			GROUP
Dec. 31, 2013	Dec. 31, 2012	(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012
684.555	351.904	Balances with Norwegian banks	686.549	351.904
2.081.276	913.005	Balances with foreign banks	2.081.276	913.005
3.485.881	8.000.451	Bank deposits with maturity less than three months	3.485.881	8.000.451
6.251.712	9.265.360	TOTAL CASH AND CASH EQUIVALENTS	6.253.706	9.265.360

The amounts are included in the balance sheet line item ‘Loans due from credit institutions’.

28 FINANCIAL RISK MANAGEMENT

After the Government’s announcement to assume responsibility for the state-supported export financing scheme, Eksportfinans will manage its considerable portfolio of outstanding loans until maturity and does not currently anticipate engaging in new lending or funding activities, except for already granted loan commitments of NOK 203 million. A new state-owned and state-funded entity granting new loans was set up on July 1, 2012.

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

Committees overseeing risk:

■	The Group of Managing Directors
■	The Credit Committee
■	The Asset and Liability Committee
■	The Product Approval Committee
■	The Investment Committee

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

The following table presents loans by type of security/exposure:

PARENT COMPANY/GROUP
(Percent)	Dec. 31, 2013	Dec. 31, 2012
Government guarantees	30,7	38,2
Loans to and guarantees from Norwegian local authorities	2,5	1,8
Public sector borrowers/guarantors	33,2	40,0
Guarantees from Norwegian banks	50,6	39,3
Loans to Norwegian banks	9,5	9,8
Guarantees from foreign banks	6,7	10,8
Other	0,0	0,0
TOTAL	100,0	100,0

Total nominal amount in NOK thousands (from note 13)	58.567.758	87.509.383

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

29.2 Risk limit control and mitigation policies

Credit limits are determined on the basis of Eksportfinans’ risk capital, business strategy, as well as the counterparty’s rating, size fit into Eksportfinans business model. Maximum limits are subject to the statutory limitations for large exposures to individual clients, but the company has obtained an exception from the Norwegian Government on existing large exposures breaching this regulation, see note 37. In addition to limits on counterparty exposure the company also has maximum limits on country exposure, counterparty type (sovereign, non-sovereign) and type of exposure to reduce concentration risk.

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

The following table shows posted and received collateral from these agreements:

(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012
Posted	2.927.157	5.445.157
Received	(4.450.264)	(7.698.829)
NET AMOUNT	(1.523.107)	(2.253.672)

29.3 Credit risk exposure for derivatives per counterparty

Credit enhancements for securities exist in the form of the indemnification agreement (Portfolio Hedge Agreement – PHA) described in note 12. Credit quality of securities and loans are described in note 29.5.

Exposures related to payment guarantees and loan commitments are disclosed in note 31.3.

The collateralisation process implies a time lag between calculated market values of collateralized derivatives and transfer of collateral. Further as the transferor ultimately transfers a cash value based on their own opinion of the underlying market value there might be differences between what is received or paid and the company's own calculations. Hence the collateral may not give a perfect hedge. The company may be over collateralized against some counterparties and under collateralized towards others. The company hence monitors both own- and counterparties calculated market values for derivatives against transferred cash collateral. The table below shows that the largest net credit exposure towards a single counterparty on a single measured working day taking collateral into account was approximately NOK 281 million in 2013 and NOK 266 million in 2012 respectively. As the table shows for both years this arose from the company being under collateralized relative to our estimated market values of our derivatives.

Largest single counterparty credit exposure from derivatives after collateral

PARENT COMPANY/GROUP
NOK thousands	2013	2012
Date of max net exposure	Aug 31st	Jul 31st
MTM of derivatives	(496.295)	266.057
Posted(-) / Received(+) collateral	(777.500)	0	*)
Net exposure	281.205	266.057
Max 10d VaR at 95% confidence level	683.046	413.070

*) Due to a minimum threshold of USD 50 million within the CSA agreement with this counterparty, the exchanged collateral is zero.

If a counterpart should disagree with our calculated demands or defaults future collateral transfers may cease. Eksportfinans estimates it will take a maximum of 10 days to replace a single counterparty derivative exposure such as in the Lehman case in 2008. Eksportfinans therefore also estimates a 95% significant adverse derivative evolution over ten days for each counterpart. While the net exposure line shows the actual worst recorded credit exposure the 10d VaR number shows the forecasted additional worst case given collateralization suddenly stops. The company estimates that by 95% certainty the loss from derivative value fluctuations after a collateral exchange cease before replacement is less than approximately NOK 683 million at year-end 2013.

29.4 Loans past due or impaired

Due from credit institutions:

PARENT COMPANY / GROUP
(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012

Interest and principal instalment 1-30 days past due	0	0
Not matured principal on loans with payments
1-30 days past due	0	0

Interest and principal instalment 31-90 days past due	0	0
Not matured principal on loans with payments
31-90 days past due	0	0

Interest and principal instalment more
than 90 days past due *)	93.754	485.076
Not matured principal on loans with payments
more than 90 days past due	0	0

TOTAL LOANS THAT ARE PAST DUE	93.754	485.076

Relevant collateral or guarantees received	0	0
Fair value adjustment on loans past due	57.846	313.844
Impairments on loans measured at amortized cost	0	0

*) NOK 93,754 thousand as of December 31, 2013 and NOK 485,076 thousands as of December 31, 2012 relates to direct exposure towards Icelandic banks, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. The fair value of these loans recognized in the balance sheet was NOK 35,908 thousand as of December 31, 2013 and NOK 171,232 thousands as of December 2012. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value‘. Apart from the fair value adjustments already recognized in the statement of comprehensive income, related to the exposure towards the Icelandic banks discussed above, the company considers all other receivables to be secured in a satisfactory manner. For these transactions, amounting to NOK 229,517 thousands, the Norwegian Government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 78 percent of the amounts in default. The remaining 22 percent are guaranteed by private banks, most of them operating in Norway. Claims have already been submitted in accordance with the guarantees.

Due from customers:

PARENT COMPANY / GROUP
(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012

Interest and principal instalment 1-30 days past due	1,577	0
Not matured principal on loans with payments
1-30 days past due	0	0

Interest and principal instalment 31-90 days past due	17,743	12,929
Not matured principal on loans with payments
31-90 days past due	105,621	61,084

Interest and principal instalment more
than 90 days past due	18,508	37,087
Not matured principal on loans with payments
more than 90 days past due	86,068	148,157

TOTAL LOANS THAT ARE PAST DUE	229,517	259,257
Relevant collateral or guarantees received	229,517	259,257
Fair value adjustment on loans past due	0	0
Impairments on loans measured at amortized cost	0	0

29.5 Credit quality of securities and loans

Credit quality of securities

The tables below show the credit quality of debt securities, treasury bills and equivalents by rating agency designation, based on Standard & Poor’s, or their equivalent, credit rating of the issuers (securities and repurchase receivable in the balance sheet):

PARENT COMPANY/GROUP
	December 31, 2013
(NOK thousands)	Treasury bills or equivalent	Trading securities *)	Other securities	Total amount	Total in %
AAA	1.695.733	8.678.337	0	10.374.070	39%
AA+ to AA-	837.936	4.174.664	0	5.012.600	19%
A+ to A-	0	4.816.960	156.638	4.973.598	19%
Lower than A-	0	2.755.482	2.081.738	4.837.220	18%
No international rating	0	1.125.645	139.169	1.264.814	5%
TOTAL	2.533.669	21.551.088	2.377.545	26.462.302	100%

	December 31, 2012
(NOK thousands)	Treasury bills or equivalent	Trading securities *)	Other securities	Total amount	Total in %
AAA	3.068.294	12.143.258	0	15.211.552	36%
AA+ to AA-	895.535	7.617.129	0	8.512.664	20%
A+ to A-	0	9.159.218	1.474.032	10.633.250	25%
Lower than A-	0	2.238.528	2.475.724	4.714.252	11%
No international rating	0	2.041.792	671.576	2.713.368	6%
TOTAL	3.963.829	33.199.925	4.621.332	41.785.086	100%

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

Securities that are expected to be settled after more than twelve months from the balance sheet date amount to NOK 12,347 million as of December 31, 2013 (NOK 10,613 million as of December 31, 2012).

Credit quality of loans

PARENT COMPANY/GROUP
	December 31, 2013
(NOK thousands)	Export lending Exposure	Municipal lending Exposure	Other *) Exposure	Total amount	Total in %
AAA	18.022.448	1.389.244	0	19.411.692	30%
AA+ to AA-	1.923.727	1.550.740	1.508.131	4.982.598	8%
A to A-	26.946.827	3.313.547	4.747.123	35.007.497	54%
Lower than A- **	3.444.568	0	0	3.444.568	5%
No international rating ***	1.508.000	675.135	37.425	2.220.560	3%
TOTAL	51.845.569	6.928.667	6.292.679	65.066.915	100%

*Includes depo and employee loans.

** Consist of NOK 2,708,032 Danske Bank Guarantees (BBB+), NOK 458,017 HSH Nordbank (BBB) exposure, NOK 150,211 Danmarks skibskreditt (BBB), NOK 126,182 i DVB Bank (BBB+)

*** Of the NOK 1,508,000 with "No international rating" NOK 1,414,742 is related to Norwegian Savings Bank with shadowrating: A- 55%, BBB+ 35%, BBB 9%

	December 31, 2012
(NOK thousands)	Export lending Exposure	Municipal lending Exposure	Other *) Exposure	Total amount	Total in %
AAA	34.140.659	1.652.273	0	35.792.932	36%
AA+ to AA-	3.311.041	2.127.304	219.095	5.657.439	6%
A+ to A-	33.741.335	3.927.092	8.198.396	45.866.822	47%
Lower than A- **	4.238.779	0	706.467	4.945.246	5%
No international rating ***	4.301.593	1.390.084	335.285	6.026.962	6%
TOTAL	79.733.407	9.096.753	9.459.242	98.289.402	100%

* Includes depo and employee loans.

** Consists of NOK 3,553,236 Danske Bank Guarantes (BBB+) NOK 522,268 HSH Nordbank (BBB) exposure, NOK 488,851 Danmarks skibskreditt (BBB), NOK 227,637 i DVB Bank (BBB+), NOK 149,222 I Ringkjøbing Landbobank (BBB+)

*** Of the NOK 6,026,962 with "No international rating", is NOK 5,211,594 related to Norwegian Savings Banks with shadow rating; A 20%, A- 34%, BBB+ 41%, BBB 4%

Credit quality of loans, based on credit rating of the guarantors:

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

Loans as at fair value through profit and loss:

PARENT COMPANY/GROUP
(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012
Maximum exposure to credit risk of loans and receivables	42.884.647	69.162.703
Change during the period in fair value of loans and receivables
attributable to changes in credit spread	147.539	223.602
Accumulated change in fair value of loans and receivables attributable
to changes in credit spread	38.555	(108.983)

Financial liabilities as at fair value through profit and loss:

PARENT COMPANY/GROUP
(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012
Amount contractually required to pay at maturity	65.613.340	110.256.053
Accrued interest	20.007	129.967
Adjustments to fair value	(1.868.390)	(4.277.644)
Carrying amount of the financial liabilities at fair value	63.764.957	106.108.376
Change during the period in fair value of financial liabilities attributable
to changes in credit spread	7.756.248	26.014.549

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

The tables below set forth a summary of Eksportfinans’ total exposure to currencies other than NOK:

PARENT COMPANY/GROUP
(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position *)	Amount of net position covered by 108 Agreement items
December 31, 2013
CAD	226.383	(223.772)	2.611	1.632
JPY	(28.527.447)	28.527.858	411	226
SEK	379.511	(378.880)	631	0
EUR	12.160.750	(12.136.717)	24.033	33.917
DKK	4.528.264	(4.529.395)	(1.131)	222
USD	(17.299.441)	17.630.318	330.877	325.263
Other currencies	(10.472.583)	10.461.850	(10.733)	4.282
TOTAL	(39.004.563)	39.351.262	346.699	365.542

December 31, 2012
CAD	90.683	(87.639)	3.044	2.084
JPY	(51.883.082)	51.884.011	929	298
SEK	342.565	(341.960)	605	0
EUR	9.749.992	(9.728.265)	21.727	24.769
DKK	6.571.040	(6.560.019)	11.021	184
USD	(10.676.889)	10.731.170	54.281	54.950
Other currencies	(16.430.779)	16.435.285	4.506	4.224
TOTAL	(62.236.470)	62.332.583	96.113	86.509

*) Net position includes amounts covered by the 108 Agreement.

Eksportfinans has set currency risk limits and does currency hedging according to these. The set currency limits exclude currency exposure from subsidized lending (the 108 Agreement), as the Government assumes this risk. The below tables show currency exposure through 2012 and 2013, including peaks, and excluding the exposure from subsidized lending and for liabilities in contracts covering leases and maintenance. These exposures constitute what we define as our currency exposure, and as described do not equal the above tables for total currency positions.

Currency exposure:

PARENT COMPANY/GROUP
(NOK thousands)	EUR	USD	Other currencies	Total
As of December 31, 2013	(8.853)	5.764	(10.762)	(13.851)

Maximum through 2013 *)	15.420	13.609	2.798	31.827
Minimum through 2013 *)	(8.853)	(141.036)	(10.762)	(160.651)
Average through 2013	(914)	(12.472)	(954)	(14.340)

As of December 31, 2012	(2.138)	(596)	15.000	12.266

Maximum through 2012 *)	5.853	30.061	27.551	63.465
Minimum through 2012 *)	(2.138)	(9.001)	(340)	(11.479)
Average through 2012	1.796	7.283	13.939	23.018

As of December 31, 2011	2.415	(446)	(197)	1.772

*) The maximum and minimum exposures in general do not occur on the same date for different currencies.

The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged.

The profit and loss effect on Eksportfinans’ balance sheet as of December 31, 2013 due to an adverse change of 10 percent in foreign currency exchange rates is estimated to be NOK 2.5 million compared to NOK 1.7 million as of December 31, 2012. Annualized fluctuation in EURNOK and USDNOK based on 95 percent confidence interval of daily changes through 2013 are 14 percent and 18 percent respectively, compared to 10 percent and 16 percent through 2012.

30.3 Interest rate risk

Eksportfinans’ guidelines with respect to interest rate risk include limits on interest rate exposure for market-based activities.

Interest rate risk is managed by a separate risk management function and reported regularly to the Group of Managing Directors and to the Board.

The Board sets the permitted level of interest rate exposure.

The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The interest rate exposure as of December 31, 2013 is negative NOK 40 thousand. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, actual interest rate exposure may be different since the estimates do not account for covariance between the selected interest points. The below table shows interest rate risk of exposure with up to one year of maturity as this is the subportfolio that is daily hedged. Earlier annual reports have shown all exposure also for exposure without strict limits and hedging routines and are hence not directly comparable.

Interest rate exposure from a 1 basis point shift of interest rate curves:

PARENT COMPANY/GROUP
(NOK thousands)	NOK	EUR	USD	Other currencies	Total
As of December 31, 2013	-39	0	-17	16	-40

Maximum through 2013 *)	117	49	16	30	93
Minimum through 2013 *)	(90)	(67)	(56)	(1)	(125)
Average through 2013	2	(14)	(23)	5	(30)

As of December 31, 2012	-61	-28	-14	0	-103

Maximum through 2012 *)	4	9	16	2	(76)
Minimum through 2012 *)	(109)	(90)	(84)	(24)	(172)
Average through 2012	(58)	(34)	(36)	(4)	(132)

*) The maximum and minimum exposure in general does not occur on the same date for different currencies.

Eksportfinans considers changes of interest rates of 5 basis points over a period equal to the expected maximum time before the company will be able to hedge exposure to be reasonably possible as of December 31, 2013 (4 basis points as of December 31, 2012). The effect on profit and loss from such changes in interest rates is shown below:

PARENT COMPANY/GROUP
(NOK thousands)	NOK	EUR	USD	Other currencies	Total
As of December 31, 2013	(782)	(4)	(291)	64	(161)
As of December 31, 2012	(1.323)	(361)	(253)	0	(416)

Credit spread risk

We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Isolated for the securities portfolio (PHA portfolio + liquidity reserve portfolio) a potential increase in credit spreads of one basis point will reduce the fair value by NOK 4 million as of December 31, 2013, compared to NOK 6 million as of December 31, 2012.

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

Net realized and unrealized gains/(losses) on financial instruments at fair value, netted with the related economic hedges:

PARENT COMPANY/GROUP
(NOK thousands)	2013	2012	2011
Securities 1)	(42.288)	(17.421)	(184.866)
Other financial instruments at fair value 1)5)	17.510	14.237	43.247
Net realized gains/(losses)	(24.778)	(3.184)	(141.619)

Loans and receivables 1)6)	384.640	209.018	(51.292)
Securities 1)	(73.072)	(70.502)	19.276
Commercial paper debt 1)2)3)	0	(1.491)	1.291
Bond debt 1)2)3)	(7.631.704)	(25.691.051)	40.343.394
Subordinated debt and capital contribution securities 1)2)3)	(76.156)	(335.606)	308.457
Other financial instruments at fair value 1)	(6.629)	12.814	(12.598)
Net unrealized gains/(losses)	(7.402.921)	(25.876.818)	40.608.528

Financial derivatives related to 108 Agreement 4)	48.562	64.349	(93.495)
NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(7.379.137)	(25.815.653)	40.373.414
Net realized and unrealized gains/ (losses) on securities:

PARENT COMPANY/GROUP
(NOK thousands)	2013	2012	2011
Net realized gains/(losses) on securities 1)	(42.288)	(17.421)	(184.866)
Net unrealized gains/(losses) on securities 1)	(73.072)	(70.502)	19.276
TOTAL	(115.360)	(87.923)	(165.590)

(NOK thousands)	2013	2012	2011
Securities not hedged by PHA 1)	707	59.074	(37.730)
Securities hedged by PHA 1)	179.396	1.103.975	(184.741)
Portfolio Hedge Agreement (PHA)	(295.463)	(1.250.972)	56.881
TOTAL	(115.360)	(87.923)	(165.590)

1) Including financial derivatives with purpose of economic hedging

2) Accumulated net gain on own debt is NOK 8,334 million as of December 31, 2013, compared to NOK 15,962 million as of December 31, 2012.

3) In the year of 2013, Eksportfinans had an unrealized loss of NOK 7,708 million (loss of NOK 26,028 million in 2012) on its own debt, net of derivatives.

4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

5) Realized gains related to the Glitnir trial is included with NOK 17 mill as of December 31, 2013.

6) Reversed previous unrealized loss related to the Glitnir trial, is included with a gain of NOK 264 mill as of December 31, 2013

See note 12 for a description of the Portfolio Hedge Agreement (PHA).

Interest, and the interest effect on economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ’Net gains/(losses) on financial instruments at fair value‘. For the years ended December 31, 2013 and 2012, the company recorded NOK 3,144 million and NOK 4,876 million, respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 4,365 million and NOK 4,482 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded NOK negative 34 million and NOK negative 155 million, respectively, of interest income on economic hedging instruments and NOK negative 1,961 million and NOK negative 1,006 million, respectively, of interest expense on economic hedging instruments.

31 LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk can arise from call and trigger features in the structured funding portfolio that have unknown maturity dates, constituting approximately 33 percent of the company’s total funding (securities issued) at year-end. Liquidity risk can also arise from prepayment options in asset backed securities. As of year-end 2013 the asset backed securities portfolio makes up approximately 68 percent (57 percent as of year-end 2012) of the liquidity portfolio that is covered by the Portfolio Hedge Agreement (PHA), whereas the PHA portfolio is approximately 7 percent ( same as of year-end 2012, 7 percent) of total assets.

31.1 Liquidity risk management process

The risk associated with insufficient access to liquidity was until mid November 2011 managed by operating several diversified short-term and long-term borrowing programs that provided access to the funding markets. In addition, Eksportfinans holds a securities portfolio that consists of a liquidity reserve portfolio and the PHA portfolio.

Following the government’ decision to establish a new state owned entity to manage the export financing schemes on 18th November 2011, the funding programs have not been used. The securities portfolios however remain, and as of December 31, 2013 the liquidity reserve portfolio and the PHA portfolio had market values of NOK 17.3 billion and NOK 7.5 billion respectively, a change from NOK 27 billion and NOK 11 billion as of December 31, 2012. In addition to liquid securities the company also held cash and cash equivalent assets totaling NOK 6.3 billion as of end of 2013 compared to NOK 9.3 billion as of end of 2012. Total liquidity reserves were NOK 31.1 billion as of 31st Dec 2013 (NOK 47.3 billion as of Dec 31st 2012).

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

Until mid November 2011, the company had monitored the liquidity capacity and the need for refinancing over the next 12 months under both normal and stressed conditions. Focus then was to diversify funding from several markets and to cover the maturities on the liability side by new borrowings. Monitoring expected time to maturity for assets and liabilities as well as the difference between the financing need and the liquidity capacity gave the company a good indication of the liquidity risk. Eksportfinans monitored symmetrical maturity profiles on the asset and liability side and controlled refinancing risk by limiting short-term borrowing

Since mid November 2011, the company continues to monitor 12 month liquidity capacity and the maturity of assets and liabilities. As we are currently not funding in the markets, the main instrument for securing sufficient liquidity at all times is now the liquidity portfolio. The liquidity portfolio is shorter and more liquid than before to be more prepared to manage liquidity risk. Part of the company’s existing funding has maturity dates linked to call and trigger options. Liquidity risk is controlled through active management and frequent assets / liabilities meetings where liquidity under different stress conditions is analysed. Eksportfinans follows the liquidity risk against defined limits and has contingency plans that take effect if needed.

31.2 Maturity analysis

Maturity analysis of financial liabilities based on contractual maturities (including off-balance sheet items):

PARENT COMPANY/GROUP
(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2013
Deposits by credit institutions	0	0	0	0	0
Non-structured bond debt	24.485	3.050.791	10.613.559	37.861.863	4.082.600
Structured bond debt	7.967.368	7.293.588	14.902.717	2.646.879	2.108.818
Commercial paper debt	0	0	0	0	0
Cash collateral	2.927.000	0	0	0	0
Subordinated loans	0	0	41.701	910.471	0
Capital contribution securities	0	0	0	0	0
Derivatives net settled	104.655	107.341	456.728	2.354.424	850.895
Derivatives gross settled 1)	11.192.969	12.590.437	22.119.417	11.647.728	152.700
Financial guarantees (off-balance sheet)	72.628	0	0	0	0
Loan commitments (off-balance sheet)	0	200.000	5.000	0	0
TOTAL	22.289.104	23.242.158	48.139.122	55.421.364	7.195.014

1) Including only cash flows from the paying leg of derivatives, cash flows from the receiving leg of derivatives are shown below:

Derivatives gross settled	11.034.062	12.791.144	22.137.812	10.691.941	162.961

Cash flows from derivatives on the asset side are shown below:
Derivatives net settled (net cash inflow)	12.565	67.509	1.197.807	1.850.772	478.564
Derivatives gross settled (paying leg)	9.732.131	3.822.847	9.883.727	15.016.552	4.987.302
Derivatives gross settled (receiving leg)	10.338.086	4.380.117	10.561.393	16.303.164	5.535.940

PARENT COMPANY/GROUP
(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2012
Deposits by credit institutions	4.475.776	0	0	0	0
Non-structured bond debt	34.166	1.559.297	25.310.608	47.345.008	4.648.125
Structured bond debt	14.071.379	20.541.658	20.815.099	5.795.018	2.375.408
Commercial paper debt	0	0	46.546	1.062.797	0
Cash collateral	5.445.000	0	0	0	0
Subordinated loans	0	0	46.546	1.062.797	0
Capital contribution securities	0	476.409	0	0	0
Derivatives net settled	161.616	147.877	647.314	3.073.399	1.592.616
Derivatives gross settled 1)	22.734.001	21.457.745	23.124.679	28.884.128	1.157.547
Financial guarantees (off-balance sheet)	1.314.422	0	0	0	0
Loan commitments (off-balance sheet)	0	202.000	5.000	5.000	0
TOTAL	48.236.361	44.384.984	69.995.791	87.228.146	9.773.696

1) Including only cash flows from the paying leg of derivatives, cash flows from the receiving leg of derivatives are shown below:

Derivatives gross settled	23.468.989	22.404.552	23.794.945	27.434.788	1.046.980

Cash flows from derivatives on the asset side are shown below:
Derivatives net settled (net cash inflow)	20.851	80.425	1.625.909	2.799.049	509.212
Derivatives gross settled (paying leg)	2.071.716	7.825.452	9.929.333	10.527.381	4.545.050
Derivatives gross settled (receiving leg)	2.492.755	9.243.100	13.165.263	13.254.626	5.398.930

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

The company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Maturity analysis of financial assets and liabilities based on expected maturities

PARENT COMPANY/GROUP
(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2013

Assets
Loans and receivables due from credit
institutions	3.496.973	14.202	61.622	5.027.305	331.958

Loans and receivables due from customers	741.857	3.562.670	5.756.290	24.420.252	26.397.239
Securities	27.820	1.926.203	14.767.454	6.820.994	4.448.522
Derivatives net settled	12.565	67.509	1.195.308	2.236.292	1.435.144
Derivatives gross settled (paying leg)	(7.397.436)	(2.693.654)	(8.811.712)	(16.253.292)	(8.230.321)
Derivatives gross settled (receiving leg)	7.583.813	3.118.706	9.331.833	17.702.359	9.316.734
Cash collateral	0	4.450.000	0	0	0
TOTAL ASSETS	4.465.592	10.445.636	22.300.794	39.953.911	33.699.277

Liabilities
Deposits by credit institutions	0	0	0	0	0
Non-structured bond debt	24.485	3.050.791	10.613.559	37.861.863	4.082.600
Structured bond debt	657.561	233.932	7.256.201	7.326.018	22.046.269
Commercial paper debt	0	0	0	0	0
Derivatives net settled	104.655	107.341	435.793	2.105.602	79.897
Derivatives gross settled (paying leg)	7.608.397	8.681.860	18.573.225	12.938.291	9.701.045
Derivatives gross settled (receiving leg)	(7.386.460)	(8.473.869)	(18.086.485)	(11.919.197)	(11.048.377)
Cash collateral	0	2.927.000	0	0	0
Subordinated loans	0	0	41.701	910.471	0
Capital contribution securities	0	0	0	0	0
TOTAL LIABILITIES	1.008.638	6.527.055	18.833.994	49.223.049	24.861.433

PARENT COMPANY/GROUP
(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2012

Assets
Loans and receivables due from credit
institutions	5.208.270	2.853.477	444.644	7.243.224	455.790

Loans and receivables due from customers	808.514	2.409.267	12.467.681	32.135.131	38.433.635
Securities	1.828.310	5.929.813	24.462.360	6.263.807	5.090.335
Derivatives net settled	20.851	80.474	1.627.135	2.963.518	585.233
Derivatives gross settled (paying leg)	(260.690)	(4.173.142)	(4.658.480)	(13.365.915)	(12.362.391)
Derivatives gross settled (receiving leg)	354.989	4.560.388	5.893.964	16.869.979	16.033.130
Cash collateral	0	7.698.829	0	0	0
TOTAL ASSETS	7.960.244	19.359.107	40.237.304	52.109.744	48.235.732

Liabilities
Deposits by credit institutions	4.475.776	0	0	0	0
Non-structured bond debt	34.166	1.559.297	25.310.608	47.345.008	4.648.125
Structured bond debt	926.556	3.001.714	9.811.324	25.284.928	25.040.445
Commercial paper debt	0	0	0	0	0
Derivatives net settled	161.616	147.860	644.758	3.074.325	1.590.901
Derivatives gross settled (paying leg)	14.322.222	11.625.657	20.180.362	41.799.752	9.292.448
Derivatives gross settled (receiving leg)	(13.822.323)	(11.375.239)	(19.294.675)	(41.373.795)	(12.322.603)
Cash collateral	0	5.445.157	0	0	0
Subordinated loans	0	0	46.546	1.062.797	0
Capital contribution securities	0	476.409	0	0	0
TOTAL LIABILITIES	6.098.014	10.880.855	36.698.924	77.193.015	28.249.317

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

PARENT COMPANY/GROUP
(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012
Notional amount of financial guarantees	72.628	1.314.422

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

PARENT COMPANY/GROUP
(NOK thousands)	Dec. 31, 2013	Dec. 31, 2012
Loan commitments	203.449	292.654

NOTE 32 FINANCIAL INSTRUMENTS SUBJECT TO NET SETTLEMENTS

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

The following table presents the financial instruments subject to net settlements:

PARENT COMPANY/GROUP
				Amounts not presented net

(NOK thousands)	Financial instruments	Financial instruments that are set off	Financial instruments on balance sheet	Financial instruments	Financial collateral	Net amount
December 31, 2013
Derivatives assets	5.500	0	5.500	(789)	(2.770)	1.941
Derivatives liabilities	(5.145)	0	(5.145)	1.560	2.217	(1.369)
Total	354	0	354	771	(554)	572

PARENT COMPANY/GROUP				Amounts not presented net

(NOK thousands)	Financial instruments	Financial instruments that are set off	Financial instruments on balance sheet	Financial instruments	Financial collateral	Net amount
December 31, 2012
Derivatives assets	10.884	0	10.884	(2.845)	(5.830)	2.209
Derivatives liabilities	(9.343)	0	(9.343)	1.648	4.829	(2.866)
Repo facility	(4.476)	0	(4.476)	0	4.476	0
TOTAL LIABILITIES	(2.935)	0	(2.935)	(1.197)	3.475	(657)

33 SEGMENT INFORMATION

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

The segment information is in line with management reporting.

GROUP	Export lending			Municipal lending			Securities
(NOK thousands)	2013	2012	2011	2013	2012	2011	2013	2012	2011
Net interest income 1)	446.420	767.655	968.522	61.520	68.539	114.429	189.015	407.856	466.800
Commissions
and income related to banking services 2)	77	41	1.032	0	0	0	0	0	0
Commissions
and expenses related to banking services 2)	0	0	0	0	0	0	0	0	0
Net gains/(losses)
on financial instruments at fair value 3)	300.438	26.534	18.532	0	0	0	(42.288)	(16.768)	-91.014
Income/expenses divided by volume 4)	(3.546)	59.929	27.914	(458)	6.467	4.314	(1.701)	30.339	16.830
Net other operating income	296.969	86.504	47.478	(458)	6.467	4.314	(43.989)	13.571	-74.184
Total net income	743.389	854.159	1.016.000	61.062	75.006	118.743	145.026	421.427	392.616
Total operating expenses	87.445	103.479	152.809	6.211	4.060	7.890	71.049	36.880	53.050

Pre-tax operating profit/(loss)	655.944	750.681	863.191	54.851	70.946	110.853	73.977	384.547	339.566
Taxes	182.575	210.888	241.980	15.267	19.931	31.076	20.591	108.031	95.191
Non-IFRS profit for the period from continuing
operations excluding unrealized gains/(losses) on
financial instruments at fair value	473.369	539.792	621.211	39.584	51.015	79.777	53.386	276.517	244.375

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

Reconciliation of segment profit measure to total comprehensive income

GROUP
(NOK thousands)	2013	2012	2011
Export lending	473.369	539.792	621.211
Municipal lending	39.584	51.015	79.777
Securities	53.386	276.517	244.375
Non-IFRS profit/(loss) for the period from continuing operations
excluding unrealized gains/(losses) on financial instruments at fair value	566.339	867.324	945.363

Net unrealized gains/(losses) on financial instruments at fair value	(7.354.359)	(25.812.469)	40.515.031
Unrealized losses/(gains) related to the Icelandic bank exposure included above 1)	(276.124)	(25.713)	(13.952)
Realized (losses) hedged by the Portfolio Hedge Agreement	0	26.064	(93.853)
Tax effect of the items above	2.213.985	7.227.393	(11.314.023)
Total comprehensive income	(4.850.159)	(17.717.401)	30.038.566

1) Reversal of previously recognized loss (at exchange rates applicable at December 31, 2013 and December 31, 2012). This amount is included in the line item ‘Net unrealized gains/(losses) on financial instruments at fair value’, and adjusted for because the company believes this loss will materialize.

Segment assets

GROUP
(NOK thousands)	2013	2012
Export lending	51.633.599	78.758.851
Municipal lending	6.900.339	8.821.351
Securities	27.442.236	42.825.349
Unallocated assets	14.816.576	27.000.920
Total assets	100.792.750	157.406.471

Geographical segments

The geographical segments are based on the location of the company's customers. For property, equipment and intangible assets, the carrying amount is allocated based on the location of the asset. Norway is the home country of the company and is also its main geographical segment.

GROUP
(NOK thousands)	Total interest and related income	Total assets	Investments *)
2013
Norway	1.979.817	50.427.764	24.009
Other European countries	529.931	31.710.725	0
The Americas	79.835	7.032.760	0
Other countries	511.030	11.621.501	0
Total	3.100.613	100.792.750	24.009

2012
Norway	2.925.066	78.771.872	12.507
Other European countries	1.006.681	60.397.149	0
The Americas	104.360	7.270.584	0
Other countries	684.255	10.966.866	0
Total	4.720.362	157.406.471	12.507

*) Investments made during the year in property, plant, equipment, and intangible assets

34 RELATED PARTIES

The group’s two largest shareholders are considered to be related parties.

GROUP
(NOK thousands)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees received 4)	Repo facility 5)	Portfolio hedge agreement 6)
Balance January 1, 2013	5.684.676	980.545	87.252	20.823.581	4.475.869	(142.214)
Change in the period	(952.446)	(668.208)	(14.624)	(4.201.454)	(4.475.869)	(153.282)
Balance December 31, 2013	4.732.230	312.337	72.628	16.622.127	0	(295.496)

Balance January 1, 2012	12.373.466	3.486.484	773.883	24.714.249	0	615.300
Change in the period	(6.688.790)	(2.505.939)	(686.631)	(3.890.668)	4.475.869	(757.514)

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

5) Non-committed Repo facility with DNB Bank ASA. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but neither party is committed to do so. The Agreement has no expiration date. EUR 600 million has been drawn with a Repurchase Date of February 26, 2015, but with the option to terminate the drawn down tranche in whole on specified termination dates (weekly). The tranche was terminated on September 11, 2013.

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

35 REMUNERATION

Auditors’s remuneration:

PARENT COMPANY / GROUP
(NOK thousands)	2013	2012	2011
Audit services	2.141	1.478	2.657
Audit fees related to SEC filing in USA	1.487	1.801	2.065
Total Audit Services	3.628	3.279	4.722
Audit related services *)	0	166	953
All other	261	391	161
TOTAL	3.889	3.836	5.836
*) Audit related services include attestations related to funding transactions.

Remuneration to the Management Group:

PARENT COMPANY / GROUP
	Salary	Incentive scheme paid	Stay on bonus paid 3)	Other taxable benefits	Pension cost	Total	Loans 2)
(NOK thousands)				2013
Marchand, Gisèle 1)	2.701	182	1.985	223	2.546	7.637	0
Hagen, Martine Mills	1.485	0	616	177	392	2.670	0
Grøm, Christian	1.364	58	659	178	471	2.730	0
Olsen, Geir Ove	1.215	76	764	189	365	2.609	0
Lindbæk, Elise	1.201	80	757	197	257	2.492	809
Feiring, Jens O.	775	40	579	169	0	1.563	2.379
TOTAL	8.741	436	5.360	1.133	4.031	19.701	3.188

1) The President and CEO has a severance package covering salary for 18 months in the event that the employment is terminated by the company. The agreed retirement age is 62 years with 70 percent of salary.

2) The loans have the same terms as other loans to employees.

3) The Stay on bonus program was established in 2012.

PARENT COMPANY / GROUP
	Salary	Incentive scheme paid	Stay on bonus paid 7)	Other taxable benefits	Pension cost	Total	Loans 2)
(NOK thousands)				2012
Marchand, Gisèle 1)	2.536	547	0	235	3.267	6.585	0
Siem, Oliver	1.784	388	0	194	898	3.264	1.427
Grøm, Christian	1.287	174	0	193	622	2.276	0
Olsen, Geir Ove	1.130	227	0	189	481	2.027	0
Lindbæk, Elise	1.122	240	0	156	338	1.856	859
Hagen, Martine Mills 3)	722	0	0	85	519	1.326	0
Feiring, Jens O. 4)	626	120	0	180	0	926	2.482
Lindman, Carine 5)	164	0	0	18	22	204	0
Rygg, Olav E. 6)	762	281	449	92	285	1.869	0
Slengesol, Ivar 6)	702	165	227	87	99	1.280	0
TOTAL	10.835	2.142	676	1.429	6.531	21.613	4.768

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

Remuneration to Board of Directors and Audit Committee:

(NOK thousands)	Board of Directors	Audit Committee	Remuneration Committee **)		Board of Directors	Audit Committee	Remuneration Committee **)	Total	Board of Directors	Audit Committee	Total
Bergvoll, Geir	268	0	16	284	260	0	25	285	250	55	305
Aker Haukvik, Live	161	59	0	220	206	57	0	263	150	40	190
Hollingsæter, Bodil	161	43	0	204	206	42	0	248	150	40	190
Bakker, Tone Lunde	161	43	0	204	156	42	0	198	38	0	38
Blystad, Marianne H.	161	0	16	177	206	0	25	231	150	0	150
Berg, Christian	161	0	5	166	184	0	0	184	0	0	0
Østbø, Tor *)	161	0	0	161	156	0	0	156	150	0	150
Carlsen, Sigurd	132	18	0	150	0	0	0	0	0	0	0
Steen, Carl Erik	66	0	5	71	192	0	25	217	185	0	185
Bergstrøm, Tor	0	0	0	0	22	0	0	22	150	0	0
Thomas Borgen	0	0	0	0	0	0	0	0	112	0	112
Total	1.432	163	42	1.637	1.588	141	75	1.804	1.335	135	1.320

*) In addition to ordinary salary amounting to NOK 1,214 thousands in 2013 and NOK 1,189 thousand in 2012.

**)The Remuneration Committee was established in December 2010. The first remuneration paid was in 2012.

Remuneration to Counsil of Representatives:

PARENT COMPANY / GROUP
(NOK thousands)	2013	2012	2011
Alhaug, Frode	59	57	55
Riise, Sandra	30	29	28
Kapstad, Petter	25	24	4
Krokeide, Elisabeth	25	24	24
Nordli, Peder	25	24	16
Pedersen, Jørn	25	18	12
Møller, Marius Juul	25	18	0
Vik, Torbjørn	25	18	4
Lundevik, Gro Elisabeth	25	12	12
Bergskaug, Geir	25	5	0
Guttelvik, Ottar B.	19	24	12
Hongseth, Unni Karlsen	19	24	10
Arntsen, Ingelise	19	18	16
Eidesvik, Toril	19	18	6
Tostrup, Trond	19	12	24
Sture, Eldbjørg	19	12	12
Mellem, Irene N.	11	0	0
Johnsen, Laila	8	24	16
Heiberg, Richard	6	6	4
Ringnes, Petter	0	8	16
Kraft, Morten	0	2	4
Tellefsen, Tellef	0	0	8
Djupvik, Jostein	0	0	8
Jensen, Arvid	0	0	8
Konterud, Harry	0	0	8
Bratseth, Kjell Ove	0	0	2
Haugan, Finn	0	0	2
Næsguthe, Jens Olav	0	0	2
Norman, Kristin	0	0	8
Total	428	377	321

Remuneration to Control Committee:

(NOK thousands)	2013	2012	2011
Kapstad, Petter	107	95	49
Sture, Eldbjørg	70	68	65
Guttelvik, Ottar B.	70	68	65
Møller, Marius Juul	70	51	0
Ringnes, Petter	0	26	75
Norman, Kristian	0	0	25
Bratseth, Kjell Ove	0	0	16
Total	317	308	295

Remuneration to Election Committee:

PARENT COMPANY / GROUP
(NOK thousands)	2013	2012	2011
Alhaug, Frode	25	14	0
Utvik, Knut J.	11	7	0
Teksum, Leif	11	7	0
Carlsen, Sigurd	7	7	0
Bratheim, Ingrid	4	0	0
Total	58	35	0

36 NUMBER OF EMPLOYEES

	Dec. 31,2013	Dec. 31,2012	Dec. 31,2011
Number of employees	53	55	98
Number of man-years	51	53	94

37 CONTINGENCIES

The contingencies are:

a) Because of the bankruptcy of Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the Lehman Brothers legal entities. A final settlement was reached with one of the entities in 2011, and for a second entity in the third quarter of 2012. The final settlement amount for these two entities has been paid. The third Lehman Brothers entity has, to date, not contested the original valuation.

b) On December 12, 2012, Eksportfinans received a complaint filed by Silver Point Capital Fund LP and Silver Point Capital Offshore Master Fund LP (Silver Point) with the Tokyo District Court. Silver Point is an investor in Eksportfinans’ Japanese Samurai bonds and had previously threatened (as stated in press releases dated December 19, 2011 and November 7, 2012) to declare default under these bonds. Silver Point was demanding a partial payment in the amount of JPY 9.6 billion (approximately NOK 553 million at exchange rates applicable at December 31, 2013) (together with 6 percent interest thereon from December 13, 2011) as part of their entire claim of JPY 9.7 billion (approximately NOK 633 million including interest at exchange rates applicable at December 31, 2013). Silver Point claimed that the bonds became due and payable when they sent a default notice to Mizuho Corporate Bank as fiscal agent on December 12, 2011. Eksportfinans has, as previously stated in press releases on December 19, 2011 and November 7, 2012, vigorously resisted this action on the basis that there is no default, and the company was therefore of the opinion that this complaint would not prevail. This opinion was supported by analysis from external counsel. Eksportfinans has therefore also concluded that such complaint does not constitute a cross default under Eksportfinans' other financial obligations. On 28 March 2014, the Tokyo District Court ruled in favour of Eksportfinans in the claim by Silver Point relating to this complaint. On the basis that Silver Point's allegations regarding events of default are groundless, the Tokyo District Court dismissed Silver Point’s claims and Silver Point shall bear the costs for its claim. Silver Point has the option to lodge an appeal in the Tokyo High Court of second instance within two weeks of the judgment.

38 REGULATORY FRAMEWORK

With effect from January 1, 2011, new regulations concerning calculation of exposures to one single client were introduced. The single most important change was that risk weighting for exposures to banks was discontinued. The maximum allowed exposure, equaling 25 percent of the institutions own funds, applies under the new provisions. Under the previous rules for calculating and reporting large exposures Eksportfinans risk weighted engagements with borrowers that were secured by on demand guarantees with 20 percent. Eksportfinans reported exposures to borrowers up to the maximum 25 percent and excess exposures, if any, were reported as exposures towards the guaranteeing bank. That meant that maximum exposure to a single client (borrower and guaranteeing bank) equaled NOK 7.1 billion. The new provisions for large exposures equal the prevailing provisions applicable in the European Union (Directive 2006/48/EU) and entail that the maximum exposure to borrower and guaranteeing banks are approximately NOK 1.4 billion. Eksportfinans was granted a transitional period ending December 31, 2011, which later was extended by one year until December 31, 2012, during which it could use the 2010 reporting standards for large exposures. On February 13, 2012, the Norwegian FSA granted the company a new temporary exemption for the five lending transactions currently expecting to exceed 1.4 billion at December 31, 2012. The temporary exemption is specific to each loan and runs until the lending transactions are scheduled to get within the regulatory limit due to ordinary repayments of principal, which is in the period December 31, 2014 – December 31, 2016. At December 31, 2013 there is only one loan remaining in breach with the regulations of exposures to one single client.

39 EVENTS AFTER BALANCE SHEET DATE

There are no events after the balance sheet date except for the matter described in note 37 b).

FINANCIAL ANALYSIS
			GROUP
(NOK millions)	2013	2012	2011	2010	2009
STATEMENTS OF INCOME
Net interest income	697	1.244	1.550	1.419	1.470
Commissions and income related to banking
services	0	0	1	2	2
Commissions and expenses related to banking
services	2	3	6	7	8

Total gains/(losses) on financial instruments at
fair value and foreign currencies	(7.379)	(25.816)	40.373	(603)	(3.793)
Other income	5	60	16	7	15
Total operating expenses	165	144	213	195	187
Impairment charges on loans	0	0	0	0	0

Pre-tax-operating profit/(loss)	(6 .844)	(24.659)	41.721	623	(2.501)
Taxes	(1.995)	(6.903)	11.682	175	(699)

Profit/(loss) for the year	(4 .849)	(17.756)	30 .039	448	(1.802)

Proft/(loss) for the year from discontinued
operations, net of taxes	0	0	0	0	1

Other comprehensive income	(1)	38

Comprehensive income for the period	(4.850)	(17.717)	30.039	448	(1.801)

Profit for the year excluding unrealized
gains/(losses) on financial instruments at fair
value 5)	566	867	945	859	1.041

BALANCE SHEETS
Loans and receivables due from credit
institutions	17.704	26.410	40.340	43.014	64.126
Loans and receivables due from customers	47.363	71.879	96.541	85.095	66.677
Securities	26.462	41.785	51.909	67.921	76 .090
Investments in group companies		0
Other assets	9.264	17.332	25.139	19 .519	18 .361

Total assets	100.793	157.406	213 .929	215.549	225.254

Deposits by credit institutions	0	4 .476	1	48	38
Commercial paper and bond debt	75.843	112 .543	141.489	186.402	197.634
Other liabilities	11.974	22 .009	36 .358	21.887	20 .253
Subordinated debt/capital contribution
securities	902	1.440	1.387	2.056	1.921
Shareholders' equity	12.075	16.938	34.694	5.156	5.408

Total liabilities and shareholders' equity	100 .793	157.406	213 .929	215.549	225.254

KEY FIGURES
Return on equity after taxes 1)	-33,4%	-68,8%	150,8%	8,5%	-28,6%
Return on equity before taxes 1)	-47,2%	-95,5%	209,4%	11,8%	-39,6%
Net return on average assets and liabilities	0,46%	0,66%	0,71%	0,59%	0,57%
Return on assets 2)	0,54%	0,67%	0,72%	0,64%	0,56%
Net operating expenses/average assets 3)	0,12%	0,05%	0,09%	0,09%	0,07%
Allocation to/(from) other equity	514	933	746	781
Total loans outstanding 4)	58 .568	87.509	121.807	123.412	122.202
New loans	0	923	33 .685	33.654	73.371
New bond debt	0	0	51.552	72 .231	69.339
Capital adequacy	38,1%	28,0%	19,4%	17,6%	13,3%
Public sector borrowers/guarantors	33,2%	40,0%	40,1%	34,5%	23,3%

Return on equity (excluding unrealized
gains/(losses) on financial instruments at fair
value) after taxes 5)	8,0%	13,6%	17,2%	17,7%	24,2%

Number of employees	53	55	98	98	98

Definitions:

1) Return on equity: Profit for the period/average equity.

2) Return on assets: Net interest income including provisions/average assets.

3) Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation - other income)/average assets.

4) Total loans outstanding: Consists of Loans due from customers and part of Loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included.

5) Profit the year excluding unrealized gains/(losses) on financial instruments at fair value for the Company is calculated below:

(NOK millions)	2013	2012
Comprehensive income for the period in accordance with IFRS	(4 850)	(17 717)
Net unrealized losses/(gains) on financial instruments at fair value 1)	7 354	25 812
Unrealized losses related to Icelandic banks that are included above	276	26
Realized losses hedged by the Portfolio Hedge Agreement 2)	0	(26)
Tax-effect on the unrealized items above	(2 214)	(7 227)
Non-GAAP profit for the period
excluding unrealized gains/(losses) on financial instruments at fair value	566	867
Return on equity based on profit for the period
excluding unrealized gains/(losses) on financial instruments at fair value 3)	8,0%	13,6%

See note 5 to the accompanying financial statements.

1) Securities have been sold with a realized gain or loss. These gains or losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA.

2) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

