Form 20-F/A
period 2013-12-31
EKSPORTFINANS ASA
filed 2014-10-02
CIK 700978

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

90.00% Principal Protected Commodity-Linked Notes due January 7, 2015

$1,500,000,000 3.000% Notes due November 17, 2014

Principal Protected Notes with Quarterly Averaging Linked to the Dow Jones Industrial AverageSM due February 5, 2016

Currency-Linked Notes Linked to a Basket of Foreign Currencies against the U.S. Dollar due October 7, 2015

3

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2013, which was originally filed with the U.S. Securities and Exchange Commission on April 29, 2014 (the “Form 20-F”).

The purpose of the Form 20-F/A is to amend the Form 20-F to correctly file Exhibit 4.6, the Committed Liquidity Facility Agreement between Eksportfinans ASA, DNB Bank ASA, Danske Bank, Norwegian Branch and Nordea Bank Norge ASA dated 21 June 2013, which was previously filed as Exhibit 4.3 in the Form 20-F.

This amendment consists of a cover page (with continuation sheets), this explanatory note, a signature page and Exhibit 4.6.

4

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this 20-F/A on its behalf.

EKSPORTFINANS ASA

By:	/s/ JENS FEIRING
Jens Feiring
Executive Vice President and General Counsel

Dated: October 2, 2014

5