Form 20-F
period 2014-12-31
EKSPORTFINANS ASA
filed 2015-04-29
CIK 700978

F

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

3

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

Actual results, performance or events may differ materially from those in such statements due to, without limitation:

•	the decision of the Norwegian Government (the Government) to assume responsibility for the export scheme previously managed by Eksportfinans,

•	unexpected market movements,

•	inability to renew derivatives contracts for hedging purposes, insolvency of derivative counterparties, or inefficacy of hedging strategies,

•	the failure of our counterparties, guarantors for loans and borrowers to honor their contracts,

•	foreign exchange rate and interest rate fluctuations,
•	loss of key personnel which could increase operational risks,

•	volatility in the international financial markets,

•	volatility in the fair value of our financial assets and liabilities,

•	changes in our credit ratings or other actions by ratings agencies,

•	the effects of, and changes in, fiscal, monetary, trade and tax policies,

•	the effects of changes in laws, regulations or accounting policies or practices,

•	various concentrations of credit risk, and

•	various other factors beyond our control.
5

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

For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (U.S. dollars, $ or USD) in this annual report have been made at the rate of NOK 7.4816 = $1.00 ($0.1337 = NOK 1.00), the noon buying rate of the Federal Reserve Bank of New York on December 31, 2014. On April 24, 2015, such rate was NOK 7.7770 = $1.00 ($0.1286 = NOK 1.00). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following income statement and balance sheet data, expressed in NOK, have been selected from our audited consolidated financial statements as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010.

We prepare our financial statements in accordance with International Financial Reporting Standards as promulgated by the IASB (IFRS).

The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 and the notes thereto.

INCOME STATEMENT DATA

Year ended December 31,	2014	2014	2013	2012	2011	2010
	(USD millions) (except as indicated)	(NOK millions) (except as indicated)
Interest and related income on loans due from credit institutions	24	176	290	549	822	1,175
Interest and related income on loans due from customers	241	1,805	2,543	3,542	3,888	3,729
Interest and related income on securities	35	264	236	566	864	869
Other interest and related income	2	15	32	63	54	44

Total interest and related income	302	2,261	3,101	4,720	5,628	5,817
Interest and related expenses on commercial paper and bond debt	238	1,782	2,389	3,342	4,007	4,196
Interest and related expenses on subordinated debt	—	3	4	6	4	7
Interest and related expenses on capital contribution securities	—	—	1	10	10	9
Other interest and related expenses	2	15	10	119	58	185

Total interest and related expenses	240	1,800	2,404	3,476	4,079	4,398

NET INTEREST INCOME	62	461	697	1,244	1,550	1,419

Commissions and income related to banking services (1)	—	—	—	—	1	2
Commissions and expenses related to banking services	—	2	2	4	6	7
Net gains/(losses) on financial instruments at fair value	(811)	(6,069)	(7,379)	(25,816)	40,373	(603)
Other income	2	12	5	60	16	7
NET OTHER OPERATING INCOME	(809)	(6,060)	(7,377)	(25,759)	40,385	(602)
TOTAL OPERATING INCOME	(747)	(5,599)	(6,680)	(24,515)	41,935	817
Salaries and other administrative expenses	21	154	138	118	182	157
Depreciation	2	16	18	18	20	23
Other expenses	1	10	9	8	12	14
TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT CHARGES ON LOANS	24	180	165	144	214	195
Impairment charges on loans	—	—	—	—	—	—
PRE-TAX OPERATING PROFIT/(LOSS)	(771)	(5,779)	(6,844)	(24,659)	41,721	623
Taxes*	(201)	(1,506)	(1,995)	(6,904)	11,682	175
PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	(570)	(4,274)	(4,849)	(17,756)	30,039	448
Profit/(loss) for the year from discontinued operations, net of taxes	—	—	—	—	—	—
Other comprehensive income	(5)	(41)	(1)	38
Total comprehensive income	(570)	(4,315)	(4,850)	(17,717)	30,039	448
Ratio of earnings to fixed charges (2) (unaudited)	—	—	—	—	11.21	1.14
PER SHARE DATA (thousands of USD/NOK) (unaudited):
Dividends per share (3)	—	—	—	—	—	1.89
Shares outstanding at December 31 (number of common shares)	263,914	263,914	263,914	263,914	263,914	263,915
Profit/(loss) for the year per share (4)	(2.16)	(16.19)	(18.37)	(67.28)	113.82	1.70
Dividends in respect of 2014 proposed per share (5)	—	—

* For further details, see note 1 and 11 to our audited consolidated financial statements in Item 18.

BALANCE SHEET DATA
As of December 31,

	2014	2014	2013	2012	2011	2010
	(USD millions) (except as indicated)	(NOK millions) (except as indicated)
ASSETS
Loans due from credit institutions	1,653	12,370	17,704	26,410	40,340	43,014
Loans due from customers	4,461	33,372	47,363	71,879	96,541	85,095
Securities	3,741	27,991	26,462	36,707	51,908	67,921
Repurchase receivable	—	—	—	5,078	—	—
Financial derivatives	945	7,071	5,500	10,884	19,446	15,403
Deferred tax asset	—	—	—	—	—	44
Intangible assets	—	4	5	9	16	20
Property, equipment and investment property	29	217	213	207	210	205
Other assets	615	4,604	3,545	6,232	5,467	3,847
TOTAL ASSETS	11,444	85,629	100,793	157,406	213,929	215,549
LIABILITIES
Deposits by credit institutions	—	—	—	4,476	1	45
Commercial paper debt	—	—	—	—	5,762	3,307
Bond debt	8,877	66,413	75,843	112,543	135,727	183,095
Financial derivatives	685	5,129	5,145	9,343	13,871	14,247
Taxes payable	50	372	0	317	295	374
Deferred tax liabilities	31	229	2,124	4,121	11,343	—
Other liabilities	615	4,599	4,607	8,133	10,721	7,175
Provisions	22	161	97	96	128	96
Subordinated debt	129	965	902	990	1,039	1,639
Capital contribution securities	—	—	—	450	348	417
TOTAL LIABILITIES	10,409	78,869	88,718	140,468	179,235	210,394
SHAREHOLDERS’ EQUITY
Share capital	370	2,771	2,771	2,771	2,771	2,771
Share premium reserve	—	—	—	177	177	177
Other equity	666	4,989	9,304	13,991	31,746	2,208
TOTAL SHAREHOLDERS’ EQUITY	1,036	7,760	12,075	16,938	34,694	5,156
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,445	85,629	100,793	157,406	213,929	215,549

FINANCIAL RATIOS/OPERATING STATISTICS (unaudited)
Return on average equity (6)	(43.51%)	(43.51% )	(33.45% )	(68.78% )	150.76%	8.48%
Dividend (as a percentage of share capital)	—	—	—	—	—	18.0%
Return on assets (7)	0.49%	0.49%	0.54%	0.67%	0.72%	0.64%
Ratio of operating and administrative expenses to average assets	0.18%	0.18%	0.12%	0.05%	0.09%	0.09%
BALANCE SHEET STATISTICS (unaudited)
Capital adequacy	24.41%	24.41%	38.13%	27.97%	19.42%	17.64%
Public sector share of total loans as borrowers/guarantors(8)	33.40%	35.40%	33.15%	40.04%	40.06%	34.54%
Of which municipalities and counties	1.90%	1.90%	2.51%	1.83%	1.65%	1.66%
Total loans outstanding/ total assets	45.75%	45.75%	58.11%	55.59%	56.94%	57.25%

(1)	Includes income on guarantees. For further details, see note 31.3 to our audited consolidated financial statements in Item 18.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income (profit/(loss) for the year) plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities,
9

other interest and borrowing expenses and estimates of the interest within rental expenses. The ratio of earnings to fixed charges had a deficit in 2014 of NOK 5,779 million (USD 777 million), driven by unrealized losses on the fair value of our own debt. The ratio of earnings to fixed charges had a deficit in 2013 of NOK 6,845 million (USD 1,125 million) and a deficit in 2012 of NOK 24,659 million (USD 4,430 million), also driven by unrealized losses on the fair value of our own debt. For further details, see Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.
(3)	The dividend per share amount for each year represents the distribution out of net income (profit/(loss)) for such year that is approved by the annual general meeting of the shareholders and paid in the following year.
(4)	Total comprehensive income divided by the weighted average number of shares during the year.
(5)	The dividend per share amount for 2014 proposed by the Board of Directors as the distribution of net income (profit/(loss)) for the year was approved at the annual general meeting of the shareholders of Eksportfinans held in April 2015. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders held during the year following the year to which such dividend relates. The approved dividend is paid in the year in which it is approved.
(6)	Profit for the period divided by average equity. Average equity is calculated as the average of starting and ending equity.
(7)	Net interest income for the period divided by average assets. Average assets are calculated as the average of the starting and the ending balance.
(8)	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (the Guarantee Institute or GIEK) as borrowers or guarantors) to total lending.

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

The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end
2010	6.0635	5.8904
2011	5.5605	5.9682
2012	5.8183	5.5665
2013	5.9096	6.0657
2014	6.3717	7.4816

The following table sets forth the high and low noon buying rates for the periods shown:

	High	Low
September 2014	6.4490	6.2002
October 2014	6.7491	6.4462
November 2014	7.0062	6.7228
December 2014	7.4816	6.9254
January 2015	7.8265	7.5682
February 2015	7.6619	7.5207
March 2015	8.3524	7.6924
April 2015 (through April 24)	8.1127	7.7677

The noon buying rate on April 24, 2015, was NOK 7.7770 = $1.00 ($.1286 = NOK 1.00).

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

The Company is a party to certain long dated derivative contracts that hedge its obligations under bonds issued by it, and such contracts contain mutual early termination options that may be exercised by either party at its option for any reason or no reason. The counterparties may or may not for any number of possible reasons elect to exercise these options or may become insolvent or otherwise not honor their contracts. If Eksportfinans elects not to or cannot call the underlying bond to which a terminated derivative contract relates, it may seek to renew the terminated derivative contract and/or replace the insolvent counterparty. The Company’s rating, as well as reduced market appetite for long dated derivatives, may increase the Company’s costs of entering into new swaps or make it more difficult to find swap counterparties for replacement contracts. Consequently, there can be no assurance that Eksportfinans will find or obtain economically efficient hedging opportunities with suitable counterparties. If it cannot do so, the Company will be exposed to movements in the underlying risk factors to which its bonds are linked and to additional risks, not all of which are foreseeable, which could have a material adverse effect on its results of operations and financial condition.

Unexpected market movements could occur or derivative counterparties could exercise early termination options for various reasons, which may shorten the expected term of the liabilities and lead to increased liquidity risk.

Certain of the Company’s structured bonds are linked to financial indices and/or cross currency rates. Under the terms of the bonds, developments in either the indices or foreign exchange rates may cause the structured bonds to become due and payable earlier than anticipated. The Company is also a party to long dated derivative contracts that hedge its obligations under bond debt issued by it, and such contracts contain mutual early termination options that may be exercised by either party at its option for any reason or no reason. Accordingly, such counterparties may or may not for any number of possible reasons elect to exercise these options, which may prompt Eksportfinans, where contractually possible, to call the underlying bonds. The unexpected occurrence of either event could negatively affect the Company’s available liquidity.

Loss of key personnel may increase operational risks.

Eksportfinans’ performance has historically been and continues to be largely dependent on the talents and efforts of highly skilled individuals. As the size of the Company's balance sheet and the complexity of its business requires a critical mass of employees who possess managerial, financial, risk management, administrative and other skills that are important to its operations, the loss of or an extended interruption in the services of a substantial number of our personnel may lead to increased operational risks which could adversely affect the Company's results of operations and financial condition. There can be no assurance that Eksportfinans will be able to attract and retain such personnel, particularly in light of our current business model.

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

As of December 31, 2014, approximately 83% of our outstanding loans were secured by guarantees. The remaining loans were supported by pledges on cash deposits with banks (12%) or represent loans to banks that originally qualified by their creditworthiness to act as guarantors (6%). As of December 31, 2014, 54% of our outstanding loans were guaranteed by Norwegian banks. The majority of such guarantees were provided by DNB Bank ASA, which guaranteed 36.0% of outstanding loans as of December 31, 2014. The second largest guarantor, GIEK, supported 31% of all loans as of December 31, 2014.

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

Fair value measurements of Eksportfinans’ debt take Eksportfinans’ own credit risk into account by discounting cash flows at rates that incorporate Eksportfinans’ currently observable credit spreads based on actual transactions or by quotes from major broker dealers. This fair value impact may significantly increase volatility in our results, as the correlation with the credit spreads applied to our assets is usually low. After the multi-notch downgrades of the Company's credit ratings by Moody's and S&P following the Government's decision to assume responsibility for the provision of government subsidized export loans, the spread levels and spread volatility increased significantly. This resulted in unrealized gains for the Company of NOK 40.8 billion in 2011. In 2012, 2013 and 2014 we experienced spread tightening, resulting in unrealized losses to the Company. For the year ended December 31, 2014, unrealized losses on our own debt were NOK 6.0 billion (excluding derivatives) compared to unrealized losses of NOK 7.7 billion for the year ended December 31, 2013. The unrealized gains from 2011 are expected to be reversed as unrealized losses in the future. Total unrealized gains as of December 31, 2014 were NOK 2.3 billion. For further details, see note 29.7 to our audited consolidated financial statements in Item 18.

We may experience volatility in our results from our Liquidity Reserve Portfolio.

In early 2008 shareholders representing 99.5% of Eksportfinans’ shares signed a risk mitigation agreement (the Portfolio Hedge Agreement) whereby they undertook to hedge against further market value declines, including credit losses, in the Liquidity Portfolio (as defined under Item 5.B "Liquidity and Capital Resources – Liquidity Portfolio" below) as it existed on February 29, 2008 (the PHA Portfolio) up to an amount of NOK 5 billion. None of this amount was utilized as of year-end 2014. Upon entering into the Portfolio Hedge Agreement the Company set up a new liquidity portfolio (the Liquidity Reserve Portfolio). The Liquidity Reserve Portfolio does not benefit from the Portfolio Hedge Agreement. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement” and notes 5, 12 and 30.4 to our audited consolidated financial statements in Item 18. Consequently, changes in the market value of the securities in the Liquidity Reserve Portfolio will be reflected as unrealized gains or losses (or realized losses if the issuer of the securities should become insolvent) in our results and such losses, particularly during periods of market disruption, could be material.

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

Although we are no longer making new loans under the 108 Agreement, the 108 Agreement will remain in effect until all loans issued pursuant to the 108 Agreement have been repaid. Certain practices and procedures that were historically followed under the 108 Agreement were implicitly based on the expectation that the Company would be continuing to make new loans pursuant to the 108 Agreement. As this is no longer the case, there can be no assurance that either we or the Ministry of Trade, Industry and Fisheries (the Ministry) will not determine that changes to the practices and procedures are appropriate. In particular, prior to November 11, 2011, the Company historically followed a procedure in respect of the settlement account of the 108 Agreement which adjusted for differences in funding costs at the date of disbursement and at the date of prepayment of Government supported loans. Subsequent to the discontinuation of its activities in making new Government supported loans, the Company has proposed that such procedures no longer are appropriate. As the Ministry does not agree, the matter will, in accordance with the 108 Agreement, be referred to a court of arbitration. There can be no assurance as to the result of such proceedings. A judgment against the Company could result in the Company being required to transfer amounts to the settlement account of the 108 Agreement that are larger than currently planned, which could adversely affect our results of operations or financial position.

We are subject to foreign currency risk.

The Company’s earnings may fluctuate due to currency translations into NOK, and adverse changes in currency exchange rates would cause a reduction in profits.

Additionally, substantially all of the Company’s risk capital is denominated in Norwegian kroner. The Company’s risk-weighted assets are denominated in other currencies in addition to Norwegian kroner. The Company’s capital ratios are therefore subject to foreign exchange rate fluctuations with respect to Norwegian kroner. Also, as the Company’s financial statements are reported in Norwegian kroner, a majority of the items presented are subject to fluctuations as a result of changes in the U.S. dollar/Norwegian krone and the Euro/Norwegian krone exchange rate.

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

As shown in the table in Item 4.B. “— LOANS — Analysis of Loans”, a significant portion of the Eksportfinans loan portfolio is supported by guarantees (approximately 84.8% of the export-related balance as of December 31, 2014). The remaining export-related loans outstanding as of December 31, 2014 are supported by pledges on cash deposits with banks (12.7%) or represent loans to banks that are themselves qualified by their creditworthiness to act as guarantors (2.5%).

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

Types of Financing

Overview. Our export-related loan portfolio consists of three types of financing: (1) contract financing, (2) financing of international and export related activities and (3) acquisition of loans from banks.  Approximately 84.8% of our outstanding export loans are guaranteed. The remaining loans are supported by pledges on cash deposits with banks (12.7%) or represent loans to banks that are qualified by their creditworthiness to act as guarantors (2.5%). For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing — Financing of international and export related activities”.

Contract financing. Contract financing includes supplier and buyer credits and project financing. Supplier credits are those in which Eksportfinans has a direct lending relationship with a Norwegian supplier of goods and/or services. A buyer credit is one where Eksportfinans lends to the foreign purchaser of goods or services originating in Norway. The majority of the credits were extended as buyer credits. Government-supported loans were subject to the repayment terms set by the OECD for such loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — General — Government-Supported Loans”.

In the case of potential imports to Norway financed by foreign export credit agencies, Eksportfinans offered loans according to OECD terms to facilitate deliveries from Norwegian suppliers on competitive terms.

Financing of international and export related activities. Eksportfinans financed activities related to the Norwegian export industry. The loan purpose was typically to finance investments in buildings and machinery for export production or international expansion. Such loans were guaranteed by Norwegian and international banks and other financial institutions. In 2005 Eksportfinans also started to extend loans to Norwegian savings banks to fund these banks’ loans to their customers within the export business. In 2008, the Company discontinued direct loans to saving banks. From 2008, loans in co-operation with saving banks were made to a borrower based on a guarantee from the savings bank, which was consistent with the Company’s other lending activities. Total loans outstanding that were extended via Norwegian saving banks decreased to NOK 400 million at year end 2014 from NOK 2,172 million in 2013.

Loans acquired from banks. Eksportfinans from time to time entered into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans were based on normal commercial terms, and the loans acquired were of the type extended by Eksportfinans in the ordinary course of its business.

The Company placed an initial deposit with the selling bank, which was used as consideration for the purchase of the relevant loans. Each loan purchased was supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company paid the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount was paid to the selling bank. The net effect of these transactions was that Eksportfinans received a specified, individually negotiated return comparable to that received on its other commercial loans. In 2014, 2013 and 2012 Eksportfinans acquired loans from banks amounting to NOK 33 million, NOK 268 million, and NOK 141 million, respectively. As loans are repaid and mature, new loans are acquired to maintain the balance with the amount of the deposit placed with the selling bank.

Loan Commitments

Eksportfinans’ total actual and probable loan commitments as of December 31, 2014 amounted to NOK 261 million (compared to NOK 203 million as of December 31, 2013). The slight increase was due to a down payment made on amounts drawn previously, combined with currency effects. The remaining loan commitment of NOK 261 million is a legally binding commitment within contract financing that existed prior to November 18, 2011. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”.

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

Guarantees issued by GIEK cover political risks (e.g. war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (e.g. the failure by the borrower to perform its obligations under the credit agreement). The Guarantee Institute’s cover of political risks is 100% of a loan, and its maximum cover for commercial risks is 90%. The terms of guarantees issued by the Guarantee Institute generally provide that the Guarantee Institute is to be issued a claim after a default has continued for 90 days. Claims under the guarantees are payable six months from the date a claim is issued. Guarantees issued by the Guarantee Institute supported 34% of export related loans as of December 31, 2014 compared with 28% of export related loans as of December 31, 2013.

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

On November 18, 2011, the Government announced that it would assume responsibility for the provision of export credits under the scheme previously managed by Eksportfinans. As a result, Eksportfinans no longer extends new loans under the 108 Agreement except for loans for which commitments existed prior to November 18, 2011, but will continue to manage its portfolio under the 108 Agreement until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled pursuant to the 108 Agreement. Approximately 49% of Eksportfinans’ outstanding export-related loans as of December 31, 2014 were disbursed pursuant to the 108 Agreement, compared to 37% of export-related loans at the end of 2013. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”. The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Government under this arrangement:

	2014	2013	2012	2011	2010	2009	2008
Amount paid or payable to Eksportfinans (NOK millions)	337	322	405	382	332	152	38
Payment in respect of (year)	2013	2011	2010	2009	2008	2007	2006

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

In its local government transactions, Kommunekreditt offered loans to municipalities, counties or companies having the support of guarantees from municipalities, counties, the Government or banks. Kommunekreditt typically financed investments in municipal infrastructure projects such as roads, water and sewage systems, health and social care, schools and cultural institutions. Proceeds of Kommunekreditt’s loans were used for new projects as well as for refinancing existing loans.

Types of Financing in the Retained Municipal Portfolio

Loans in the Retained Municipal Portfolio have terms ranging from less than one year to more than ten years remaining. As of December 31, 2014, 47% (as of December 31, 2013, 23%) of the outstanding loans had a remaining term in excess of five years.

Loans in the Retained Municipal Portfolio include both floating-rate and fixed-rate terms.

Floating-rate loans bear interest either at a rate linked to the Norwegian Interbank Offered Rate (NIBOR) plus a margin or at a rate that is adjustable at our discretion upon 14 days’ notice. If the borrower rejects the adjusted interest rate, the loan and accrued interest must be repaid immediately. As of December 31, 2014, 76% were at floating interest rates (81% as of December 31, 2013).

If a loan has a fixed interest rate, the fixed interest rate normally applies for the whole term of the loan. Some loans may have a fixed rate of interest for a shorter period than the term of the loan. For such loans, at the end of the initial term either new fixed rates of interest are agreed or the loan is repaid. Prepayments of fixed rate loans are subject to a penalty based on the difference between the agreed interest rate and the market interest rate at the time of prepayment. As of December 31, 2014, 24% of the loans were at fixed interest rates (as of December 31, 2013, 19%).

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
19

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

Analysis of Loans

Composition of Loans

The following table sets forth the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality and county loans for each of the last five years:

	As of and for the year ended December 31,
(NOK millions) (1)	2014	2013	2012	2011	2010
Loan disbursements (during the year):	—	—	—	—	—
Export-related commercial loans	—	—	781	27,447	30,923
Export-related Government-supported loans (2)	—	—	142	6,238	2,731
Total (3)	—	—	923	33,685	33,654

Loans outstanding (at year-end):
Export-related commercial loans	18,249	30,029	50,301	76,699	64,499
Export-related Government-supported loans (2)	17,841	21,601	28,351	34,599	35,317
Loan to KLP Kreditt AS	—	—	—	—	12,882
Direct loans to Norwegian local government	2,345	3,513	4,374	5,653	5,719
Municipal-related loans to other credit institutions	700	3,388	4,448	4,798	4,943
Loans to employees	39	37	35	58	52
Total	39,174	58,568	87,509	121,807	123,412

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

(2)	Export-related government-supported loans refer to all loans provided under the 108 Agreement with the Government. Refer to disclosures under the heading “Arrangement with the Government” in this section for further information about these loans. The export-related government-supported loans are protected by the types of credit support presented under the heading “Credit Support” later in this section.

(3)	Amounts for 2012, 2011 and 2010 include loans acquired from shareholders amounting to NOK 141 million, NOK 3,644 million and NOK 2,867 million, respectively.

The following table represents an analysis of the Company’s loans outstanding for each of the last five years:

(NOK millions) (1)	2014	2013	2012	2011	2010
Beginning balance	58,568	87,509	121,807	123,412	122,202
Add — disbursements	—	—	923	33,685	33,654
Deduct — repayments	(23,438)	(33,250)	(31,555)	(35,422)	(32,416)
Adjustments related to year-end exchange rates (1)	4,044	4,309	(3,666)	132	(28)
Balance at year-end	39,174	58,568	87,509	121,807	123,412

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

Our export-related loans are divided into three categories: ships, capital goods and additional export-related and international activities, as described in the footnotes to the tables below.

The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:

Loan disbursements (during the year):

(NOK millions)	2014	2013	2012	2011	2010
Export-related Loans	—	—
of which Ships (1)	—	—	174	9,634	15,879
of which Capital goods (2)	—	—	137	13,678	9,124
of which Other export-related and international activities (3)	—	—	612	10,373	8,651
Total (4)	—	—	923	33,685	33,654

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

(NOK millions)	2014	2013	2012	2011	2010
Aviation and shipping	—	—	612	2,816	264
Renewable energy	—	—	—	4,394	1,425
Infrastructure	—	—	—	1,064	—
Environment	—	—	—	688	—
Consumer goods	—	—	—	612	4,649
Real estate	—	—	—	411	581
Banking and finance	—	—	—	388	—
Oil and gas	—	—	—	—	1,732
IT and telecommunication	—	—	—	—	—
Total	—	—	612	10,373	8,651

(4)	Amounts for 2012, 2011 and 2010 include loans acquired from shareholders amounting to NOK 141 million, NOK 3,644 million and NOK 2,867 million, respectively.
22

 Loans outstanding at year-end:

	As of December 31,
(NOK millions)	2014	2013	2012	2011	2010
Export-related Loans
of which Ships (1)	17,443	21,630	34,148	44,989	45,376
of which Capital goods (2)	10,112	13,678	23,973	33,991	31,992
of which Other export-related and international activities (3)	8,535	16,322	20,532	32,318	22,448
Loan to KLP Kreditt AS	—	—	—	—	12,882
Direct loans to Norwegian local government	2,345	3,513	4,373	5,653	5,719
Municipal-related loans to other credit institutions	700	3,388	4,448	4,798	4,943
Loans to employees (4)	39	37	35	58	52
Total	39,174	58,568	87,509	121,807	123,412

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

	As of December 31,
(NOK millions)	2014	2013	2012	2011	2010
Shipping	3,462	3,446	4,284	5,233	264
Renewable energy	1,950	4,994	5,494	5,494	1,425
Infrastructure	977	1,289	1,333	1,060	150
Banking and finance	626	2,684	4,615	6,938	7,264
Oil and gas	485	596	1,223	2,491	2,935
Real estate	467	849	660	5,063	5,626*
Consumer goods	450	1,831	2,275	5,375	4,757
Environment	118	632	646	661	—
Aluminum, chemicals and minerals	—	—	—	—	3
Other categories	—	1	2	3	24
Total	8,535	16,322	20,532	32,318	22,448

*Infrastructure of NOK 150 million was included in as of December 31, 2010.

(4)	There were no material loan disbursements to employees in 2014.

 Maturity of Loans

The following table shows the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of our outstanding loans as of December 31, 2014, categorized by maturity.

(NOK millions)	1 year	From 1 year up to and including 5 years	Over 5 years	Total
Municipal and county loans	—	1,791	1,255	3,045
Export-related loans	1,898	29,554	4,677	36,129
Total	1,898	31,345	5,932	39,174
23

Loans by Type of Interest Rate

The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2014, categorized by type of interest rate.

(NOK millions)	Fixed interest rates	Adjustable interest rates	Total
Municipal and county loans	745	2,300	3,045
Export-related loans	17,249	18,880	36,129
Total	17,994	21,180	39,174

Currency of Loans

The following table shows the composition of the Company’s loans by currency, based upon the contract terms, as of December 31, for each of the last five years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,
(NOK millions, except percentages) (1)	2014		2013		2012		2011		2010
Norwegian kroner	21,381	54.6%	37,026	63.2%	53,580	61.2%	63,392	52.0%	71,046	57.6%
U.S. dollars	16,739	42.7%	19,962	34.1%	32,245	36.9%	55,716	45.7%	49,023	39.7%
Euro	575	1.5%	1,092	1.9%	1,155	1.3%	2,116	1.7%	3,236	2.6%
Other	488	1.2%	488	0.8%	529	0.6%	583	0.5%	107	0.1%
Total	39,174	100.0%	58,568	100.0%	87,509	100.0%	121,807	100.0%	123,412	100.0%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

For information concerning how the Company manages its foreign currency exposure, see Item 11. “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Exchange Risk”.

24

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

(NOK millions) (1)	2014	2013	2012	2011	2010
Norway (2)	25,886	42,497	60,100	82,366	87,282
Qatar	1,950	1,748	1,739	2,022	2,050
The Netherlands	1,834	1,747	1,823	2,205	3,127
Cyprus	1,276	1,366	2,442	2,936	2,643
USA	1,013	1,809	2,543	3,491	3,331
Other (3)	7,215	9,401	18,862	28,787	24,979
Total	39,174	58,568	87,509	121,807	123,412

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

(2)	Of which loans related to Norwegian municipalities (including the loan to KLP Kreditt AS) amounted to NOK 3,045 million, NOK 6,901 million, NOK 8,821 million, NOK 10,451 million and NOK 23,544 million in 2014, 2013, 2012, 2011 and 2010, respectively.

(3)	In 2014, “Other” does not include any individual country amounts greater than those disclosed by individual country for that year.

 Credit Support

The following tables provide an overview of the types of credit support on our outstanding loans as of December 31, for each of the last five years:

Municipal Lending:
(NOK millions, except percentages) (1)		2014	2013		2012		2011		2010
Loans to Norwegian Banks	700	23.0%	3,388	49.0%	4,448	50.4%	4,798	45.9%	4,943	21.0%
Norwegian bank guarantees	1,600	52.5%	2,044	29.6%	2,771	31.4%	3,638	34.8%	3,660	15.5%
Loans to or guaranteed by Norwegian
Municipalities	745	24.5%	1,468	21.3%	1,602	18.2%	2,015	19.3%	2,058	8.7%
Loan to KLP Kreditt AS	-		-		-		-		12,882	54.8%
Total	3,045	100%	6,900	100%	8,821	100%	10,451	100%	23,544	100%

Export-related Lending:
(NOK millions, except percentages) (2)		2014	2013		2012		2011		2010
Government Guarantees (4)	13,108	36.3%	17,962	34.8%	33,440	42.5%	46,777	42.0%	39,792	39.9%
Norwegian Bank Guarantees	14,747	40.9%	22,092	42.8%	24,535	31.2%	28,735	19.7%	21,092	21.1%
Loans to Norwegian banks	400	1.1%	2,173	4.2%	4,167	5.3%	6,466	11.9%	7,263	7.3%
Foreign Bank Guarantees (3)	2,767	7.7%	3,624	7.0%	9,098	11.6%	14,955	13.4%	17,699	17.7%
Pledges over cash deposits with banks	4,596	12.7%	5,482	10.6%	7,079	9.0%	13,977	12.6%	13,563	13.6%
Loans to foreign banks	475	1.3%	335	0.6%	334	0.4%	388	0.3%	407	0.4%
Corporate guarantees
Total	36,093	100%	51,668	100%	78,653	100%	111,298	100%	99,816	100%
25

(1)	Loan provided with security in the underlying lending portfolio transactions, in addition to KLP Kreditt AS being a Norwegian bank.

(2)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(3)	Includes direct loans to foreign banks from which we would accept a guarantee.

(4)	Consists of guarantees by the Guarantee Institute, other Norwegian agencies and foreign governments.

(5)	In addition, mortgage loans to employees accounted for NOK 39 million, NOK 37 million, NOK 35 million, NOK 58 million and NOK 52 million in 2014, 2013, 2012, 2011 and 2010, respectively.

(6)	Loans acquired from banks

Government guarantees supported 36.3% of total outstanding export-related loans as of December 31, 2014, substantially all of which were covered by the Guarantee Institute. The relative percentage of government guarantees for export-related lending increased from 34.8% as of December 31, 2013 due to the scheduled repayment and maturity of government guaranteed loans.

No loans to a single customer guaranteed by the Government or its agencies exceeded 4.9 % of total export-related loans as of December 31, 2014. Guarantees issued by two Norwegian banks, DNB Bank ASA and Nordea Bank Norge ASA, which together owned 63.2% of the Company’s share capital as of December 31, 2014, supported 42.3% of total export-related loans. As of the same date, guarantees issued by one of those banks, DNB Bank ASA, supported approximately 38.5% of total export-related loans. No loan to a single customer guaranteed by DNB Bank ASA exceeded 7.0% of total loans in 2014.

Guarantees issued by Nordea Bank Norge ASA, another shareholder, supported 3.8% of total export-related loans. No loan to a single customer guaranteed by Nordea Bank exceeded 0.7% of total loans. For further details, see Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.

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

The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	As of December 31,
(NOK millions)	2014	2013	2012	2011	2010
Interest and principal installments more than 90 days past due (1)	212	112	522	504	511
Not matured principal on loan with payments more than 90 days past due (2)	329	86	148	17	453
Total	541	198	670	521	964
Interest and principal installments more than 90 days past due
expected to be collected from guarantor (3)	20	18	25	6	18

(1)	Of the amounts for 2014, 2013, 2012, 2011 and 2010, NOK 101 million, NOK 94 million, NOK 485 million, NOK 498 million and NOK 493 million, respectively relates to Icelandic banks.

(2)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.

(3)	All loans expected to be collected from a guarantor are loans where the borrower is a foreign counterparty. The amount
26

represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. For further details, see note 28.4 to our audited consolidated financial statements in Item 18.

With the adoption of IFRS, all loans, with the exception of government-supported loans and a loan to KLP Kreditt are measured at fair value. Loans measured at fair value are not subject to separate impairment losses as any impairment would be included in the fair value measurement. The fair value measurements of loans are described in notes 4 and 28.7 to our audited consolidated financial statements in Item 18. The loan portfolios carried at amortized cost are continuously assessed for impairment. This applies for government-supported loans (the loans under the 108 Agreement with the Government) and the loan to KLP Kreditt. The method the Company uses to monitor credit risk is the same for loans carried at amortized cost and loans measured as at fair value through profit or loss. The credit monitoring of the amortized cost loans is used in the impairment assessment while the credit monitoring of the fair value loans is used in the fair value measurement. The Company reviews all non-performing loans for impairment on a quarterly basis. No loan loss provisions have been made to cover losses arising from circumstances existing at December 31, 2014.

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

In October 2008, Iceland introduced an emergency law to deal with its national banking crisis. Three of the major Icelandic banks were nationalized and placed under Icelandic government ownership, control and supervision. Eksportfinans participates in a euro-denominated syndicated loan to Glitnir Banki hf (Glitnir), with Eksportfinans’ exposure being NOK 94 million (at exchange rates applicable as of December 31, 2014). Based on the most recent reports from the Glitnir estate in connection with its wind down, as of December 31, 2014, the Company expects to receive repayment of 35.0% of the principal amount of the loans (a decrease from the estate’s estimate of 38.3% as of December 31, 2013), leading to an accumulated fair value reduction of NOK 54 million as per December 31, 2014 (at exchange rates applicable as of December 31, 2014) with respect to the exposure. Save for the outstanding amounts under the Icelandic syndicated loan, the Company has incurred no loan losses to date.

Foreign Outstandings

The following table sets forth outstandings to obligors in foreign countries where aggregate outstandings to each country exceed 1.5% of the Company’s total assets as of December 31, 2014. Additionally, it sets forth under “Other countries” the aggregate outstandings for countries which each represent between 0.75% and 1.5% of the Company’s total assets. Outstandings consist of loans, securities and receivables. Guaranteed amounts are reflected as outstandings only in the country of the guarantor and not in the country of the borrower. These amounts are primarily outstanding against foreign banks.

	Year ended December 31,
	2014	2013	2012	2011	2010
(NOK million)	Outstanding

Denmark	6,124	5,363	9,015	9,392	10,939
USA	4,826	4,604	3,592	6,537	8,992
Germany	4,451	2,964	8,353	7,553	6,824
Sweden	3,698	2,632	2,659	3,908	(1)
United Kingdom	3,367	2,429	3,692	11,701	11,753
Austria	1,984	2,227	(1)	(1)	(1)
Finland	1,712	4,628	8,483	9,103	8,633
Spain	1,617	1,787	(1)	(1)	4,295
France	(1)	2,849	6,489	7,961	5,363
The Netherlands	(1)	1,708	4,416	7,403	5,484
Italy	(1)	(1)	(1)	3,385	4,523
Australia	(1)	—	(1)	(1)	(1)
Ireland	(1)	(1)	—	—	(1)
Belgium	(1)	—	—	—	(1)
Other countries (1)	5,456	3,189	6,976	6,583	17,271
Total	33,235	34,380	53,675	73,526	84,077

(1)	Represents countries with respect to which the Company’s outstandings were between 0.75% and 1.5% of total assets. This includes France, The Netherlands, Italy, Australia, Ireland and Belgium as of December 31, 2014; Belgium, Ireland and Italy as of December 31, 2013; Spain, Austria, Australia, Italy and Belgium as of December 31, 2012; Spain, Australia and Austria as of
28

December 31, 2011; and Austria, Australia, Ireland, Sweden, Belgium, Japan and the Philippines as of December 31, 2010.

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

Credit default swaps

Eksportfinans has issued several credit linked notes. In order to hedge the exposure under a note, Eksportfinans entered into a swap with an acceptable swap counterparty. This swap contains an embedded credit default swap where Eksportfinans sells the protection which represents the risk assumed by the investor under the note.

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

On February 13, 2012, the Financial Supervisory Authority of Norway (the FSA) granted the Company a prolongation of the transitional period for the five lending transactions then expected to exceed the regulatory limit for large exposures as of December 31, 2012. The new temporary time limit for each of these five loans is based on scheduled repayments of principal on those loans reducing the outstanding loan balance of each of the five loans such that Eksportfinans’ exposure would be in compliance with the statutory limits. The new time limits are specific to each loan and fall within the period of December 31, 2014 to December 31 2016. At the end of 2014, there was only one of these loans remaining for which the Company has a prolonged transitional period.

The prolongation of the transitional period is conditioned on Eksportfinans not increasing its exposures under these loans beyond the level of exposures that are currently contemplated by such loans. The FSA has also requested Eksportfinans to adapt to, to the extent possible, the statutory requirement as soon as possible.

As of September 30, 2014, the NFSA implemented new capital regulations reflecting CRD IV. These regulations resulted in increased risk weights on financial institutions, affecting mainly Eksportfinans’ bank guaranteed loans and securities, as well as a CVA (Credit Value Adjustment) charge in financial derivatives. These changes lead to decreases in the capital ratios for Eksportfinans. For further details, see Item 5.B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Adequacy”.

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

C. ORGANIZATIONAL STRUCTURE

Eksportfinans has one wholly owned subsidiary, Eiendomsselskapet Dronning Mauds gate 15 AS (EDM15), to which it transferred the 11 of 16 sections it owns of the building it occupies at Dronning Mauds gate 15, gnr 209, bnr 430 in Oslo. Eksportfinans holds no shares in any other companies.

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

A. OPERATING RESULTS

General

Throughout 2014, Eksportfinans generated positive financial results. Following the Government’s decision on November 18, 2011, Eksportfinans announced that it would discontinue new lending, except where an existing commitment existed prior to this date. As a consequence, there were no disbursements of new loans from Eksportfinans in 2014 or 2013, and NOK 923 million of disbursements in 2012.

Results of Operations

The following table sets forth our results for the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
(NOK millions)	2014	2013	2012
Total interest and related income	2,261	3,101	4,720
Total interest and related expenses	1,800	2,404	3,476
NET INTEREST INCOME	461	967	1,244
Commissions and income related to banking services	—	—	—
Commissions and expenses related to banking services	2	2	4
Net gains/(losses) on financial instruments at fair value	(6,069)	(7,379)	(25,816)
Other income	12	5	60
NET OTHER OPERATING INCOME	(6,060)	(7,377)	(25,759)
TOTAL OPERATING INCOME	(5,599)	(6,680)	(24,515
Salaries and other administrative expenses	154	138	118
Depreciation	16	18	18
Other expenses	10	9	8
TOTAL OPERATING EXPENSES	180	165	144
PRE-TAX OPERATING PROFIT/(LOSS)	(5,779)	(6,844)	(24,659)
Taxes	(1,506)	(1,961)	(6,904)
PROFIT/(LOSS) FOR THE YEAR	(4,273)	(4,884)	(17,756)
Other comprehensive income	(41)	(1)	38
TOTAL COMPREHENSIVE INCOME	(4,314)	(4,885)	(17,717)

The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. Interest rates and average total assets affect interest income and interest expense during the year.

As of December 31, 2014, approximately 79% of the Company’s assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, all assets and liabilities are converted to floating-rate (primarily 3 month), mainly in Norwegian kroner, euro and U.S. dollars. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Average interest earning assets were higher than average interest bearing liabilities as of December 31, 2014, 2013 and 2012. Management believes the difference can be looked upon as equity-funded assets. As the equity of the Company is denominated in NOK, fluctuations in interest rates in NOK may affect the return on equity-funded assets.

During 2014, the average short-term Norwegian krone NIBOR interest rate decreased by approximately 0.1 percentage points from 2013. During 2013 the average short-term Norwegian krone NIBOR interest rate decreased by approximately 0.5 percentage points from 2012 and decreased by approximately 0.6 percentage points during 2012. The average short-term euro London Inter-Bank Offered Rate (LIBOR) remained stable during 2014, decreased approximately 0.4 percentage points during 2013 and approximately 0.8 percentage points during 2012. The average short-term U.S. dollar LIBOR interest rate remained stable during 2014, decreased approximately 0.2 percentage points during 2013 and increased approximately 0.1 percentage points during 2012.

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

During 2014 the Norwegian krone depreciated 7.8% against the euro and depreciated 22.2% against the U.S. dollar. During 2013, the Norwegian krone depreciated 14.2% against the euro and depreciated 9.3% against the U.S. dollar. During 2012 the Norwegian krone appreciated 5.3% against the euro and appreciated 7.1% against the U.S. dollar.

As of December 31, 2014, the Company’s net foreign currency position amounted to NOK 3 million in U.S. dollars and NOK 2 million in euros. As of December 31, 2013, the Company’s net foreign currency position amounted to NOK 6 million in U.S. dollars and NOK 10 million in euros (NOK 1 million in U.S. dollars and NOK 3 million in euros in 2012). Net profit in foreign exchange in

2014 amounted to NOK 5 million, compared to a profit of NOK 2 million in 2013 and a loss of NOK 3 million in 2012, as a result of changes in foreign exchange rates.

There was a decrease in both total interest income and total interest expense in 2014 compared to 2013 and a decrease in both items in 2013 compared to 2012. The main reasons for the decrease in both total interest income and total interest expense during 2014 were the decrease in the average balance of interest bearing assets and liabilities and the decrease in the average Norwegian krone short-term NIBOR interest rate. The main reasons for the decrease in both total interest income and total interest expense during 2013 were the decrease in the average balance of interest bearing assets and liabilities and the decrease in the average short-term euro LIBOR interest rate, the average short-term U.S. dollar LIBOR interest rate and the average Norwegian krone short-term NIBOR interest rate.

Total interest and related income in 2014 was NOK 2,261 million, compared to NOK 3,101 million in 2013, a decrease of NOK 840 million, or 27.1%. Total interest and related income in 2013 was NOK 3,101 million, compared to NOK 4,720 million in 2012, a decrease of NOK 1,620 million, or 34.3%. Changes in total interest and related income are discussed in the following paragraphs.

Interest and related income on loans decreased by NOK 852 million, or 30.1%, from 2013 to 2014. Interest and related income on loans decreased by NOK 1,259 million, or 30.8%, from 2012 to 2013.

Interest and related income on securities and other interest and related income increased by NOK 12 million, or 4.5% from 2013 to 2014. Interest and related income on securities and other interest and related income decreased by NOK 361 million, or 57.4%, from 2012 to 2013.

Total interest and related expenses in 2014 was NOK 1,800 million compared to NOK 2,404 million in 2013. Interest and commissions on the Company’s debt decreased by NOK 604 million (25.1%) from 2013 to 2014. Total interest and related expenses in 2013 was NOK 2,404 million compared to NOK 3,476 million in 2012. Interest and commissions on the Company’s debt decreased by NOK 1,073 million (30.9%) from 2012 to 2013.

The reasons for such changes are described in the paragraphs above. See also “— Average balance sheet and net interest income” and “— Changes in net interest income — volume and rate analysis.”

The Company’s net interest income is composed of interest income on equity-funded assets and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2014 was NOK 461 million, a 33.9% decrease from net interest income of NOK 697 million in 2013, itself a 44.0% decrease from net interest income of NOK 1,244 million in 2012. The main reason for the decrease in net interest income in 2014 was the decrease in the average balance of interest bearing assets and liabilities, combined with reduced margins on investments. The main reason for the decrease in net interest income in 2013 was the decrease in the average balance of interest bearing assets and liabilities, combined with reduced credit spreads and reduced margins, mainly on basis swap contracts (contracts where cash flows at market rates in USD and NOK are exchanged).

In addition to net interest income, profit/(loss) for the year is affected by commissions earned and paid, gains/(losses) on financial instruments at fair value, other income and total operating expenses. Changes in these factors are discussed in the following paragraphs.

Net gains/(losses) on financial instruments at fair value showed a total loss of NOK 6,069 million in 2014, compared to loss of NOK 7,379 million in 2013 and to a loss of NOK 25,816 million in 2012.

During 2014, volatility in the international capital markets continued to cause fluctuations in the fair value measurements of financial instruments. After the implementation of the Portfolio Hedge Agreement with Eksportfinans shareholders on February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In 2014, unrealized losses on Eksportfinans’ own debt amounted to NOK 9,313 million, compared to unrealized losses of NOK 13,881 million in 2013 and unrealized losses of NOK 38,127 million in 2012 (see note 5 to the accompanying audited consolidated financial statements). Net of derivatives, this amounted to an unrealized loss of NOK 6,023 million in 2014, compared to an unrealized loss of NOK 7,708 million in 2013 and an unrealized loss of NOK 26,028 million in 2012 (see note 30.4 to the accompanying audited consolidated financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 2.3 billion as of December 31, 2014. The unrealized gains are caused by the spread increase following the ratings downgrades of Eksportfinans. These unrealized gains on own debt will be reversed as unrealized losses in future periods following credit spread tightening and running of time. Eksportfinans’ capital adequacy will not be affected by this effect in any material way.

Of the total net losses on financial instruments at fair value of NOK 6,069 million in 2014, NOK 6,017 million was unrealized losses on financial instruments. Of the total net losses on financial instruments at fair value of NOK 7,379 million in 2013, NOK 7,354 million was unrealized losses on financial instrument. Of the total net losses on financial instruments at fair value of NOK 25,816 million in 2012, NOK 25,813 million was unrealized losses on financial instruments. See note 5 to our audited consolidated financial statements in Item 18 for a specification of the unrealized loss per class of financial instruments. For most classes of financial instruments presented in note 5, there is an economic hedge in place to hedge against changes in credit risk, foreign currency risk or other market risk. Since we do not apply hedge accounting for any of our financial instruments, an analysis of each individual line item in note 5 will not be meaningful. For example, a change in fair value of one financial derivative will have an offsetting change in fair value on the bond debt line item in note 5. A more meaningful analysis can be made on unrealized gains or losses after the impact of economic hedges. Such numbers are presented in the table in note 30.4 to our audited consolidated financial statements.

As shown in the table in note 30.4 to the audited consolidated financial statements, the unrealized losses of NOK 6,017 million in 2014 came almost entirely from unrealized losses on bond debt (net of derivatives) of NOK 6,023 million. The unrealized losses of NOK 7,354 million in 2013 came almost entirely from unrealized losses on bond debt (net of derivatives) of NOK 7,708 million. The unrealized losses of NOK 25,813 million in 2012 came almost entirely from unrealized losses on bond debt (net of derivatives) of NOK 26,028 million. The unrealized losses in 2014, 2013 and 2012 were almost entirely related to reversals of unrealized gains in 2011. The fair value of bond debt is established using a discounted cash flow model as presented under the heading “Other bond debt” in note 4.1 to our audited consolidated financial statements. The most significant assumption impacting the fair value of bond debt is the credit spread assumption. During 2014, the credit spreads on the Company’s bond debt changed from an interval of 200 to 272 basis points for different maturities as of December 31, 2013 to an interval of 132 to 169 basis points for different maturities as of December 31, 2014. As of December 31, 2012, the credit spreads on the Company’s bond debt were in an interval ranging from negative 171 to 350 basis points for different maturities. The significant decrease in credit spread in 2014, 2013 and 2012 caused a significant increase in the fair value of the Company’s bond debt in 2014, 2013 and 2012, respectively, which is reflected in the level of unrealized losses on bond debt in 2014, 2013 and 2012.

The Company recorded unrealized losses on loans of NOK 30 million in the year ended December 31, 2014, compared to gains on loans of NOK 385 million in the year ended December 31, 2013 to gains on loans of NOK 209 million in the year ended December 31, 2012. The fair values of loans are determined using a discounted cash flow model, incorporating appropriate yield curves and credit spreads obtained from the market. The most important reason for the high unrealized gains recorded in 2013 was to the Icelandic Supreme Court ruling related to the Glitnir exposure, which resulted in a reversal of previously booked unrealized losses in 2008, as described under Item 4.B “Business Overview — Loans — Analysis of Loans — Non-Performing Loans”.

For the year ended December 31, 2014, the Company recorded unrealized gains of NOK 17 million on securities, compared to unrealized losses of NOK 73 million in the year ended December 31, 2013 and unrealized losses of NOK 71 million in the year ended December 31, 2012. The fair value of the securities portfolio is established using a valuation model or quoted market prices. The most significant inputs to the valuation model are indices based on credit spreads and liquidity.

Other income amounted to NOK 12 million in 2014, compared to NOK 5 million in 2013 and NOK 60 million in 2012.

Total operating expenses were NOK 180 million in 2014, compared with NOK 165 million in 2013 and NOK 144 million in 2012, with the increase in 2014 mainly due to higher expenses related to litigation and to changes in assumptions in actuarial calculations, leading to high pension expenses in 2014.

Pre-tax operating results showed a loss of NOK 5,779 million in 2014, compared to a loss of NOK 6,844 million in 2013 and a loss of NOK 24,659 million in 2012.

The Company’s total taxes for 2014 were an income of NOK 1,506 million (which includes a decrease in deferred taxes of NOK 1,895 million), compared to an income of NOK 1,995 million in 2013 and an income of NOK 6,904 million in 2012. The statutory tax rate applied to pre-tax profit/(loss) through 2013 was 28%. This rate changed to 27% from 2014. All deferred taxes as of December 31, 2013 and 2014 is accordingly calculated at 27%.

Other comprehensive income showed a loss of NOK 41 million in 2014, compared to a loss of NOK 1 million in 2013.

As a result of the previously discussed line items, total comprehensive income for the year 2014 showed a loss of NOK 4,314 million, compared to a loss of NOK 4,850 million in 2013 and a loss of NOK 17,717 million in 2012.

Profit excluding unrealized gains and losses on financial instruments (see the table below), which is a non-GAAP/IFRS financial measure, amounted to NOK 130 million in 2014, NOK 566 million in 2013 and NOK 867 million in 2012. The decrease from 2013 to 2014 was mainly due to lower net interest income, caused by a decrease in the average balance of interest bearing assets and liabilities, combined with reduced margins on investments. The decrease from 2012 to 2013 was mainly due to lower net interest income, caused by a decrease in the average balance of interest bearing assets and liabilities, combined with reduced credit spreads and reduced margins, mainly on basis swap contracts (contracts where cash flows at market rates in USD and NOK are exchanged). The decrease in net interest income was partly offset by realized profit related to the Glitnir exposure. The Company’s management considers profit excluding unrealized gains and losses on financial instruments to be an important measure because it provides better insight into the Company’s underlying business operations without the volatility caused by fair value fluctuations.

Reconciliation of total comprehensive income to the non-GAAP/IFRS profit for the period excluding unrealized gains/(losses)

Year ended December 31,
(NOK millions)	2014	2013	2012
Total comprehensive income	(4,314)	(4,850)	(17,717)
Net unrealized losses/(gains) on financial instruments at fair value (1)	6,017	7,354	25,813
Realized losses hedged by the Portfolio Hedge Agreement	—	—	26
Unrealized gains/(losses) related to Icelandic bank exposure	(7)	276	(26)
Tax-effect of the items above	(1,566)	(2,214)	(7,227)
Profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	130	566	867
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	1.8%	8.0%	13.6%

(1)	For further details, see note 5 to our audited consolidated financial statements in Item 18.

On February 13, 2015, the Board proposed not to pay any dividend related to the fiscal year 2014, in line with 2013 and 2012.

There were no new disbursements of export-related loans in 2014, the same as in 2013, and disbursements of NOK 923 million in 2012. Eksportfinans’ total outstanding export-related loans decreased to NOK 39.2 billion at December 31, 2014 from NOK 58.8 billion at December 31, 2013 and NOK 78.7 billion as of December 31, 2012. The decrease in outstanding export lending was due to the Company’s decision to cease lending activity, except where commitments already existed, after the Government announced the establishment of a new export financing entity on November 18, 2011.  On June 24, 2009, Kommunekreditt Norge AS was sold to KLP. At the same time, NOK 11 billion of loans from Kommunekreditt to Norwegian municipalities were sold to Eksportfinans ASA at market value. Eksportfinans ASA expects to hold this portfolio of municipal loans to maturity. As part of the sale, Eksportfinans also provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion, secured by Kommunekreditt’s loans that were outstanding as of Closing. This loan was contractually set to be repaid in eight equal, quarterly amounts, with the last installment paid in September of 2011 as per the contract. Eksportfinans’ total involvement in local government lending totaled NOK 3.0 billion at year-end 2014, compared to NOK 6.9 billion in 2013 and NOK 8.8 billion at year-end 2012.

Average balance sheet and net interest income

	2014			2013			2012
(unaudited)	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %
Cash, bank deposit, repo with credit
institution	5,240	16	0.31%	8,961	30	0.33%	10,598	73	0.69%
Municipal and county loans	4,562	123	2.69%	8,060	197	2.44%	9,717	289	2.97%
Export-related loans	42,597	1,846	4.33%	65,351	2,629	4.02%	96,103	3,767	3.92%
Debt securities	31,363	264	0.84%	30,470	236	0.77%	46,805	566	1.21%
Cash collateral	3,039	2	0.08%	3,150	3	0.10%	4,922	8	0.17%
Other related income		8			6			17
Total interest earnings assets	86,801	2,261	2.60%	115,992	3,101	2.67%	168,145	4,720	2.78%

Commercial paper	—	—	0.00%	—	—	0.00%	691	3	0.41%
Bond debt net of reacquired debt	74,669	1,782	2.39%	101,834	2,389	2.35%	149,677	3,339	2.23%
Subordinated debt and capital
contribution securities	394	3	0.73%	935	4	0.49%	1,327	15	1.19%
Cash collateral	4,469	4	0.09%	5,764	6	0.10%	9,635	15	0.16%
Other debt	44	3	6,54%	334	(6)	-1.93%	326	29	3.94%
Other related expenses		9			10			75
Total interest bearing liabilities	79,576	1,800	2.26%	108,867	2,403	2.21%	161,656	3,476	2.09%
Net interest earnings (*)		461			697			1,244
Net yield on interest-earning assets (**)			0.34%			0.46%			0.66%

(*)	Difference between total interest earned and total interest expense.

(**)	Net interest earnings divided by total interest-earning assets.

Apart from the Icelandic bank exposure, there are no non-accruing loans. For further details, see note 29.4 to our audited consolidated financial statements in Item 18.

The average balances shown in the table are daily averages.

Changes in net interest income — volume and rate analysis

The following table breaks down changes in net interest income between changes in volume and changes in interest rates for the periods 2014, 2013, and 2012. Volume and rate variances have been calculated based on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

(NOK millions)	2014/2013 Change due to increase/(decrease) in:			2013/2012 Change due to increase/(decrease) in:
	Total change	Volume	Rate	Total change	Volume	Rate
Interest receivable
Cash, bank deposits and reverse repos
with credit institutions	(14)	(12)	(32)	(43)	(11)	(32)
Municipal and county loans	(74)	(85)	(43)	(92)	(49)	(43)
Export-related loans	(783)	(915)	68	(1,138)	(1,207)	68
Debt securities	29	7	(133)	(330)	(198)	(133)
Cash collateral	(1)	—	(2)	(5)	(3)	(2)
Other related income	2	2	—	(11)	(11)	—
Total interest receivable (1)	(831)	(770)	(61)	(1,620)	(1,458)	(162)
Interest payable
Commercial paper	—	—	—	(3)	(3)	(1)
Bond debt net of reacquired debt	1,760	1,730	30	(949)	(1,067)	118
Subordinated debt and capital
contribution securities	(25)	(26)	1	(11)	(5)	(6)
Cash Collateral	3	4	(1)	(9)	(6)	(3)
Other debt	9	5	4	(35)	1	(36)
Other related expenses	(65)	(65)	—	(65)	(65)	—
Total interest payable (1)	(605)	(653)	48	(1,073)	(1,136)	63
Movement in net interest income
(Decrease)/increase in interest receivable	(831)	(770)	(61)	(1,620)	(1,458)	(162)
Decrease/(increase) in interest payable	605	653	(48)	(1,073)	(1,136)	(63)
Total change in net interest income	(226)	(117)	(109)	(547)	(322)	(225)

(1)	The volume and rate variances on total interest receivable and total interest payable are calculated on the total amounts, which do not add up to the total of each group of balance sheet item. This is due to the different rate of growth in volume on individual balance sheet item and the total volume.

The Company had loan commitments at December 31, 2014 totaling approximately NOK 261 million, NOK 203 million at December 31, 2013 and NOK 293 million at December 31, 2012. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Loan Commitments”.

There were no new loan disbursements during 2014 or 2013, compared with NOK 923 million in 2012 and NOK 33,685 million in 2011. In 2009, Eksportfinans sold Kommunekreditt, lending it NOK 34.4 billion, an amount equivalent to Eksportfinans’ outstanding funding of the activities of Kommunekreditt at Closing. Loan disbursements for municipal and county transactions were NOK 8,047 million in 2008. No additional loan disbursements have been made for municipal and county transactions since the sale of Kommunekreditt. Loan disbursements for export transactions in 2012 and 2011 also included loans acquired from shareholders amounting to, NOK 141 million and NOK 3,644 million, respectively. These loans were principally U.S. dollar and Norwegian kroner-denominated loans to the shipping and offshore oil and gas sectors. Loan disbursements for loans acquired from shareholders fluctuate from year to year depending on the volume of eligible loans and the banks funding requirements.

Export-related loans accounted for NOK 36 billion, or 92% of total loans outstanding at December 31, 2014 as compared to NOK 51.6 billion, or 88% of total loans outstanding at December 31, 2013, and NOK 78.7 billion, or 90.0% of total loans outstanding in 2012.

Export transactions

Prior to November 18, 2011, the demand for loans from Eksportfinans was primarily driven by general macro-economic factors and the competitiveness of the loans offered. Key macro-economic factors included the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflected our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administered on behalf of the Government. In 2014 and 2013 there were no new loan disbursements. In 2012, of the total NOK 923 million of export-related loan disbursements, ship financing represented 85% of the disbursements (29% in 2011 and 47% in 2010), and other capital goods represented 15% in 2011, 41% in 2010 and 27% 2009. No new loans were given to international and export-related activities during 2009. For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loan — Composition of Loans”.

As at December 31, 2014, loans for ship financing represented 48% of total export transaction loans outstanding. Loans for capital goods as of December 31, 2014 comprised 28% of total export transaction loans outstanding. Loans for additional export-related activities represented 24% of total export loans outstanding in 2014. As of December 31, 2013, loans for ship financing represented 41% of total export transaction loans outstanding (45% as of December 31, 2012). Loans for capital goods as of December 31, 2013 comprised 33% of total export transaction loans outstanding (29% as of December 31, 2012). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 26% of total outstanding export transaction loans in 2013, (26% as of December 31, 2012). For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loans — Composition of Loans”.

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
38

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

For export lending, credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Guarantee Institute. As discussed under Item 3.D. “Key Information — Risk Factors”, Eksportfinans relies on credit ratings. As ratings are longer term through the cycle assessments they by definition cannot assess day to day credit risk in an adequate manner. Consequently, the Company relies on other market signals in day to day business. The Company believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed as of the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread, including monitoring of credit ratings of guarantors and analysis of the development of initial margins over time. The spreads applied to fair value measurement of export loans are unobservable in the market. The method that the Company has deemed the most correct in absence of suitable market spreads has produced variation in credit spreads of 1 basis point on average for the guaranteed portfolio over the history for which the Company has data for. At per year-end 2014, the guaranteed portfolio constitutes 63 percent of the loan portfolio and is assessed using this methodology.

Plain borrowings are priced based on credit spreads obtained in the market. Our structured borrowings were priced based on our prices from new issues until the Government's decision in November 2011. Following the substantial ratings downgrades, which effectively stopped new issuances by the Company, the Company has used quotes from Eksportfinans traded debt for corresponding maturities and currencies both for structured and plain funding. The credit spreads for the combined borrowing portfolio have varied 142 basis points during a month 95% of the time over the past five years. Such credit spread volatility in the funding portfolio as of year-end 2014 going forward would result in a month on month gain/loss of more than NOK 2,000 million (NOK 5,000 million as of December 31, 2013) with 95% probability. Since the multi-notch downgrade of Eksportfinans in November 2011, the credit spread volatility has been high, but decreasing over the last year. A one basis point increase in credit spreads would have resulted in an estimated gain of NOK 16 million as of December 31, 2014 (NOK 33 million as of December 31, 2013). We do not expect volatility to return to the levels that existed prior to the Government's decision any time soon.

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

B. LIQUIDITY AND CAPITAL RESOURCES

We displayed positive financial performance in 2014 and demonstrated a solid core capital adequacy ratio of 24.3% as of December 31, 2014. The Board has decided not to propose a dividend for 2014.

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

Commercial paper borrowings

In 2014, 2013 and 2012 Eksportfinans did not make any new commercial paper borrowings and had no commercial paper borrowings outstanding. Historically, commercial paper borrowings were primarily made through the Company´s U.S. dollar and euro commercial paper programs.

Bond borrowings

Senior funding

The company has not accessed the funding markets since November 18, 2011. Historically, the Company borrowed through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depended, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions as well as the Company’s limits on diversification and mix of plain vanilla versus structured funding. The Company’s total bond debt at December 31, 2014, 2013 and 2012 was NOK 66,413, NOK 75,843 million and NOK 112,543 million, respectively.

Eksportfinans’ EMTN program facilitated borrowings in a variety of currencies and with different repayment structures, with any maturity as may be agreed between the Company and the relevant purchaser, and as indicated in the applicable final terms. At December 31, 2014 USD 3,635 million was outstanding under this program compared to USD 6,593 million at December 31, 2013 and USD 14,163 million at December 31, 2012.

A U.S. medium-term note program was established in June 2004, under which USD 4,492 million was outstanding as of December 31, 2014 compared to USD 6,488 million at December 31, 2013 and USD 9,222 million at December 31, 2012.

The Company is registered as a borrower in the domestic Japanese market through a securities registration statement providing for a primary and secondary shelf. As of December 31, 2014, JPY 58,973 million in uridashi offerings was outstanding. At year end 2014, Eksportfinans had two outstanding Samurai bond transactions (JPY 30 billion each) which are bonds issued by a foreign issuer to domestic Japanese investors. This type of bond issue is governed by Japanese law and issued off Eksportfinans’ primary Japanese shelf.

The following table shows the composition of the Company’s senior bond debt measured at fair value as at December 31, 2014, 2013 and 2012:

Composition of Bond Debt (NOK millions)
Structure Type	December 31, 2014	December 31, 2013	December 31, 2012
Non-Structured	47,689	51,530	72,160
Foreign Exchange Linked	13,705	12,326	14,622
Equity Linked	1,110	7,042	19,665
Commodity Linked	20	12	40
Other	3,889	4,933	6,056

 The following information provides further information as to the average amounts outstanding and related interest rates applicable to senior bond debt:

Bond Debt (NOK millions except percentages)
Period ended December 31,	Average amount outstanding	Maximum amount outstanding	Actual amount outstanding at December 31.	Average interest rate
2014	73,269	80,496	66,413	1.95%
2013	89,699	113,072	75,843	2.57%
2012	123,497	142,373	112,543	2.27%

 Subordinated Loan Capital / Core Capital

In December 1995, the Company issued JPY 15 billion of 20-year subordinated debt through a private placement in Japan. This debt is categorized as supplementary capital (lower tier II) according to Norwegian capital adequacy regulations.

Liquidity Facility Agreements

Eksportfinans is the borrower under two Credit Line Agreements. One is a committed liquidity facility (by way of revolving loans and repos) with a syndicate of major owner banks consisting of Danske Bank A/S, DNB Bank ASA and Nordea Bank Norge ASA with a maximum facility amount of USD 1 billion backing the ordinary course of business. It is the intention of the parties that this agreement will be renewed annually as deemed necessary. No amounts have been drawn under this agreement. The other agreement is a non-committed repo agreement with DNB Bank ASA with no fixed amount. No amounts are drawn under this agreement. For further details, see Item 7.B. “Related Party Transactions — Committed Liquidity Facility Agreement” and “Related Party Transactions — Non-committed Repo Facility Agreement”. Eksportfinans has no access to the Repo Facility Agreement made available by the Central Bank in Norway to Norwegian banks.

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

Liquidity Reserve Portfolio. The Liquidity Reserve Portfolio was established in the first half of 2008 after the entry into the Portfolio Hedge Agreement and had a market value of approximately NOK 21 billion as of December 31, 2014 (NOK 19 billion as of December 31, 2013). The portfolio consists of senior and covered bonds with short maturities and has an average rating of AA. The primary purpose of the Liquidity Reserve Portfolio is to provide a liquidity buffer. It can be used as a buffer for fluctuations in the cash flow profile, due to either unexpected prepayment on the asset side or liabilities maturing early due to structured funding calls/triggers being activated. The Company invests in money market instruments, such as commercial paper, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds and covered bonds. . The issuers of securities or deposit-taking institutions accepted by Eksportfinans for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. For further details, see Item 4.B. “Business Overview — Loans — Export Lending — Credit Support, Credit Monitoring and Assessment”.

PHA Portfolio. The underlying securities of the PHA Portfolio had a market value of approximately NOK 6.9 billion as of December 31, 2014 (approximately NOK 7.6 billion as of December 31, 2013) and consists of approximately 23% senior bonds from banks, agencies and treasuries with an average rating of BBB+. The remaining 77% of the portfolio consists of asset backed securities (ABS) with an average rating of A-. ABS’s are securities that are based on pools of assets such as mortgage loans or student loans, or collateralized cash flows from a specified pool of underlying assets. The issuer is usually a special purpose vehicle that has purchased the underlying assets from an originator of the assets. In most cases, the ABS transactions are divided into tranches of varying seniority. The Company may engage in repurchase and reverse repurchase transactions as well as buy and sell/sell and buy back transactions (Repo Transactions) in respect of securities in the portfolio. Eksportfinans may sell securities but is obliged to pay a pro rata amount to each guarantor that equals face value of each sold security. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.

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

		As of December 31,
(NOK millions)		2014	2013	2012
Liquidity Reserve Portfolio	Trading portfolio
	Money market instruments	—	2,386	1,928
	Senior bank notes and bonds	10,011	5,031	11,125
	Treasury Bills	1,172	2,534	3,838
	Asset Backed securities	—	—	—
	Covered Bonds	7,229	8,892	13,315
	Other securities	2,714	—	—
	Total Liquidity Reserve Portfolio	21,126	18,843	30,205
PHA Portfolio	Trading portfolio
	Money market instruments	—	—	—
	Senior bank notes and bonds	—	168	293
	Treasury Bills	—	—	—
	Asset Backed securities	5,166	5,074	6,540
	Covered Bonds	—	—	—
	Other securities	—	—	—
	Total trading portfolio	5,166	5,242	6,833
	Other securities at fair value through profit and loss	—	—	—
	Money market instruments	—	—	—
	Senior bank notes and bonds	1,699	2,378	4,621
	Treasury Bills	—	—	126
	Asset Backed securities	—	—	—
	Covered Bonds	—	—	—
	Other securities	—	—	—
	Total other securities at fair value through profit and loss	1,699	2,378	4,748
	Total PHA Portfolio	6,865	7,619	11,580
	Total Liquidity Portfolio	27,991	26,462	41,785
42

The securities in the Liquidity Portfolio are measured at fair value. Fair value is established as described in note 4 to our audited consolidated financial statements in Item 18. Credit spread sensitivity is described in note 28.7 to our audited consolidated financial statements in Item 18.

The following table sets forth with respect to the Liquidity Portfolio the maturities of the note debt (including subordinated debt), and after deducting the carrying amount of debt securities repurchased by Eksportfinans), loans and long-term investments as of December 31, 2014, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2014, plus the difference between the amounts of maturing loans/investments and the amounts of maturing bond debt) based on bond debt/long-term investments and loans outstanding at such date. The amounts are based on estimated maturities.

Year	Long-Term Debt Maturing (3)	Loan Receivables Maturing (4)	Long-Term Investments Maturing (PHA Portfolio) (5)	Cumulative Liquidity(6)
		(NOK billions)
Short-term liquidity at December 31, 2014 (1)				27.1
2015 (2)	19.8	9.9	1.4	18.7
2016	27.1	11.3	1.5	4.3
2017	9.9	5.1	1.6	1.1
2018	2.7	3.4	0.4	2.3
2019	2.6	3.2	0.3	3.3
2020	0.8	2.2	0.4	5.1
2021	2.9	1.2	0.3	3.7
2022	0.5	0.8	0.3	4.4
2023	0.6	0.5	0.3	4.6
2024	0.4	0.4	0.2	4.8
Thereafter	1.9	1.1	0.6	4.5
Total	69.1	39.1	7.4

(1)	Short-term liquidity is comprised of the sum of our Liquidity Reserve Portfolio (at fair value) and deposits.

(2)	Includes the principal outstanding of JPY 15 billion (approximately NOK 932 million at exchange rates applicable at December 31, 2014) subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations.

(3)	Principal outstanding net of our repurchases of own debt securities. The column includes single- and multi-callable issues. Includes notional cash flows of derivatives economically hedging structured bond debt.

(4)	Represents principal outstanding of Loan Receivables.

(5)	Represents principal outstanding of investments in the PHA Portfolio

(6)	Represents estimated cumulative liquidity at year-end except for the first row which states actual liquidity at December 31, 2014.

Capital Adequacy

Capital adequacy is calculated in accordance with regulations promulgated by the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview — Supervision and Regulation”. Under these regulations, the capital adequacy requirement for the years 2012–2014 was 8%. As of December 31, 2014, Eksportfinans’ capital adequacy ratio was 24.4%, compared with 38.1%, as of December 31, 2013 and 28.0% as of December 31, 2012. The core capital adequacy ratio was 24.3% as of December 31, 2014, compared to 36.8% as of December 31, 2013 and 25.0% as of December 31, 2012.  These decreases in the capital ratios were due to the new capital regulations reflecting CRD IV, implemented by the NFSA as of September 30, 2014. The Company’s estimate of its core capital ratio at December 31, 2014 according to the capital regulations prior to the implementation of CRD IV was 45 percent. Dividends are determined with the aim of ensuring an adequate level of capital for Eksportfinans as well as a satisfactory return for its shareholders. As proposed by the Board of Directors, the General Assembly decided on April 16, 2015 not to pay dividends related to the fiscal year 2014. On April 29, 2014, the General Assembly and the Council of Representatives declared no dividend related to the fiscal year 2013. On April 11, 2013, the General Assembly and the Council of Representatives declared no dividend related to the fiscal year 2012.

During the past year, Eksportfinans has complied with all its externally imposed capital requirements.

The tables below give details of the Company’s risk capital, risk-weighted balance sheet and off-balance sheet items as of December 31, 2014, 2013 and 2012:

Risk capital

	As of December 31,
(NOK millions and as percentage of risk-weighted assets and off-balance sheet	2014		2013		2012
Share capital	2,771		2,771		2,771
Share premium reserve	—		—		177
Reserve for unrealized gains	1,043		5,349		10,713
Other equity	3,946		3,955		3,277
Total equity	7,760		12,075		16,938
Declared dividends	—		—		—
Deductions	1,786		6,044		11,633
Additions	13		10		8
Total core capital:	6,987	24.3%	6,040	36.8%	5,314	25.0%
Subordinated debt	—		174		581
Capital contribution securities not included in core capital	—		—		—
Deductions	—		—		—
Additions	37		46		46
Additional capital:	37	0.1%	220	1.3%	628	3.0%
Total risk capital	6,024	24.4%	6,260	38.1%	5,942	28.0%

Risk-weighted balance sheet and off-balance sheet items

	As of December 31,
(NOK millions)	2014		2013		2012
	Book value	Weighted value	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	12,370	4,330	17,704	3,541	26,410	5,282
Loans due from customers	33,372	8,839	47,363	5,924	71,879	7,798
Securities	27,991	3,974	26,462	3,287	41,785	3,714
of which held for trading	26,292	3,399	24,085	2,886	37,038	2,807
Financial derivatives	7,071	2,843	5,500	737	10,884	1,664
Other assets	4,822	807	3,764	227	6,448	169
Total assets on balance sheet	85,626	20,794	100,793	13,716	157,406	18,626
Off-balance sheet items	—	70	—	23	—	152
Operational risk	—	1,847	—	2,315	—	2,465
Foreign currency exchange risk	—	546	—	362	—	—
CVA	—	1,419	—	—	—	—
Total risk-weighted assets	—	24,677	—	16,416	—	21,243

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D. TREND INFORMATION

Lending

Since the Government’s announcement on November 18, 2011 to the effect that new government supported export lending will be made by a new state entity, the Company has not engaged in new lending activities.

Funding

Following the Government’s decision to establish a new state owned entity to manage the export financing scheme on November 18, 2011, the Company does not currently have a need for additional funding.

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

F. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The table below gives details of the contractual long-term obligations and commercial commitments of the Company as of December 31, 2014.

(NOK millions)
Contractual obligations	Total	Up to and including 1 year	From 1 year up to and including 5 years	After 5 years
Bond debt	70,377	29,523	36,249	4,606

Other liabilities	4,398	4,219	14	166
Total	74,775	33,742	36,263	4,771
(NOK millions)

Other commercial commitments	Total	Up to and including 1 year	From 1 year up to and including 5 years	After 5 years
Commercial loan commitments (1)	261	261	—	—
Financial guarantees	89	89	—	—
Total	350	350	—	—

(1)	Based on signed loan agreements.

Information on the nature of the Company’s operating lease commitments is provided in note 6 to our audited consolidated financial statements in Item 18.

Our commercial commitments are explained in note 31.3 to our audited consolidated financial statements in Item 18.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The directors and the principal executive officers of Eksportfinans as of December 31, 2014 were:

Name	Title

Sigurd Carlsen	Chairman of the Board and Director
Christian Berg	Vice Chairman of the Board and Director
Tone Lunde Bakker	Director
Bjørn Berg	Director
Marianne Heien Blystad	Director
Rune Helgeland	Director elected by the employees
46

Mikael Mogensen	Alternate Director elected by the employees
Geir Bergvoll	President and Chief Executive Officer
Jens Olav Feiring	Executive Vice President & General Counsel
Christian Grøm	Executive Vice President, Risk Management
Martine Mills Hagen	Executive Vice President, Funding and Lending
Elise Lindbæk	Executive Vice President, Staff
Geir Ove Olsen	Executive Vice President, Financial Control and Internal Bank

Mr. Sigurd Carlsen (born 1959) joined the Board in 2012. Mr. Carlsen became Chair Person of the Board and the Remuneration Committee on November 1, 2014. He was Deputy Chairperson of the Board and Head of the Audit Committee and Risk Committee until November 1, 2014. He is Chief Risk Officer in Nordea Bank Norge ASA and has held various leading positions within Nordea since he was first employed by the bank in 1986. Mr. Carlsen has a business degree from the BI Norwegian Business School, and holds a Master of International Management from Thunderbird School of Global Management (then the American Graduate School of International Management) in Arizona, USA.

 Mr. Christian Berg (born 1969) joined the Board in 2011. Mr. Berg became Deputy Chairperson of the Board on November 1, 2014 and is a member of the Remuneration Committee. He is Senior Partner of HitecVision AS. Until January 2012, he was President and CEO of Hafslund ASA. Prior to this, he was CFO of the company from 2001, after serving as manager of group financial investments. He has previous experience from positions at PwC and the investment company Brothers AS. Mr. Berg holds an MBA from the Norwegian School of Economics and Business Administration (NHH).

Ms. Tone Lunde Bakker (born 1962) joined the Board in 2009. Ms. Bakker is a Board Member and a Member of the Audit Committee and the Risk Committee. She is Country Manager for Danske Bank in Norway, and has management experience from Danske Bank, SEB and Nordea. Ms. Bakker holds a business degree from Arizona State University, USA, and is an Authorized Financial Analyst from the Norwegian School of Economics and Business Administration (NHH).

Mr. Bjørn Berg (born 1957) joined the Board on November 1, 2014. He became Head of the Audit Committee and the Risk Committee on November 6, 2014. He works at DNB Bank ASA, where he is Chief Investment Officer and where he previously had management responsibility for the bank's owner position in Eksportfinans. He has held various senior positions in finance since 1986, and previously worked as an auditor. Mr. Berg has a MBA from University of Wisconsin and a CPA from Norwegian School of Economics and Business Administration (NHH).

Ms. Marianne Heien Blystad (born 1958) joined the Board in 2007. Ms. Blystad is a Board Member and Member of the Audit Committee and the Risk Committee. She is an Attorney-at-law with the law firm Ro Sommernes. Prior to this she was associated with the law firms Nordia SA and Bull & Co. Previous experience includes positions in Blystad Shipping and Trading, Eksportfinans and Citibank. Ms. Blystad holds a business degree from the BI Norwegian Business School and a law degree from the University of Oslo.

Mr. Rune Helgeland (born 1968) is a Board Member, elected by and amongst the employees of Eksportfinans. His current term expires in 2017. He is also an observer in the Remuneration Committee. Mr. Helgeland joined Eksportfinans in 2001 as an IT systems application manager. He has international experience from the financial software vendors SunGard and SimCorp. Mr. Helgeland holds a Bachelor in economics and an MBA in finance from Drexel University in Pennsylvania, USA.

Mr. Mikael Mogensen was elected by the employees to become an alternate Member of the Board of Directors in 2009, and his current term expires in 2017. He joined Eksportfinans in June 2007 as Senior Vice President and is Head of Investments and Liquidity Management.

Mr. Geir Bergvoll (born 1952) is President and CEO. He was Chairman of the Board of Directors of Eksportfinans from 2008 to November 2014. He held the position as Head of Mergers and Acquisitions in DNB Bank in Oslo from 2007 to 2014, and he was Division Manager of Capital Markets in DnB NOR Bank between 2005 and 2007. Prior to this, he has held several managerial positions within the bank. He started in DNB (then Sparebanken NOR) in 1990, following a period as bank manager of ABC-Bank. Mr. Bergvoll holds a degree in economics from the University of Oslo.

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

Ms. Martine Mills Hagen (born 1968) joined Eksportfinans in 2005. Ms. Mills Hagen is Executive Vice President and Director of Funding & Lending. She was Head of Funding from 2007 to July 2012. She has previously been with Kommunalbanken, Bankers Trust International (London) and Tokai Bank Europe (London). Ms Mills Hagen has an MA in Economics & Politics from the University of Glasgow and an Executive MBA from ESCP Europe in Paris and the BI Norwegian Business School in Oslo.

Ms. Elise Lindbæk (born 1964) joined Eksportfinans in 1991. Ms. Lindbæk is Executive Vice President and Director of Staff. She was Head of Communications from 2003 to 2008, and has also held different positions within lending, funding and treasury in Eksportfinans. She has previous work experience from Nordea. Ms. Lindbæk has a business degree from the Norwegian School of Economics and Business Administration (NHH) in Bergen and an Executive Master of Management degree from the BI Norwegian Business School.

Mr. Geir Ove Olsen (born 1966) joined Eksportfinans in 2008. Mr. Olsen is Executive Vice President and CFO. He came to the position after serving as CFO of Toyota Kreditbank Gmbh, Norway, a position he had held since 1997. He has previous work experience from Dyno Industrier, Skattekontoret for storbedrifter and Puget Sound Bank in Seattle, USA. Mr. Olsen holds an MBA from Pacific Lutheran University in Tacoma, USA.

Eksportfinans believes there are no family relationships between any of the above officers or directors, nor are there any arrangements or understandings under which any of these officers or directors were elected to serve. Certain of Eksportfinans’ directors are also directors and/or officers of certain of Eksportfinans’ shareholders.

Mr. Bjørn Berg, Mr. Sigurd Carlsen and Ms. Tone Lunde Bakker are representatives of the owners on the Board of Directors.

B. COMPENSATION

For further details, see note 35 to our audited consolidated financial statements in Item 18.

C. BOARD PRACTICES

Board of Directors

Eksportfinans’ Board of Directors is comprised of a minimum of six and a maximum of eight elected members, including one member elected by and among the employees. All members except the employee’s representative are appointed for a one-year term. The employee’s representative is elected for a two-year term. All members, except the employees' representative, are appointed by the Council of Representatives based on nominations from the nomination committee. The Board of Directors meets at least six times a year, and all actions taken by the Board require a majority vote. The Board of Directors has the power to make all lending and borrowing decisions for Eksportfinans and has delegated such power, to a certain extent, to the President and CEO. The Board of Directors also appoints the President and CEO.

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

Council of Representatives

The senior supervisory body of Eksportfinans is the Council of Representatives, which acts in a general way as a supervisory body. The Council of Representatives meet three times a year, and appoints members of the Board of Directors and the Company’s auditors.

The Council of Representatives has 12 members. According to the Company’s by-laws, 11 members are formally elected by the shareholders for two-year terms. However, since 2012, the members have been elected for one-year terms. One member is appointed by and among the employees for a two-year term. Their current term expires in 2016.

Six members of the Council of Representatives constitute a quorum, and action by the Council requires a vote of half of the members (or alternates) present.

As of December 31, 2014, the following persons served as members of the Council of Representatives:

Frode Alhaug became a member of the Council of Representatives in 2003. He was elected Chair person the same year.

Sandra Riise became a member of the Council of Representatives in 2001. In 2008 she became a Vice Chair person.

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

Control Committee, Accountants and Audit Committee

The Control Committee oversees the work of the Board of Directors, examines the accounts of the Company and reports to the Council of Representatives.

The Control Committee consists of three members and one alternate, all of whom are appointed by the shareholders of the Company at the annual general meeting for a two-year period. One member must meet the requirements for judges in Norway and be approved by the Banking, Insurance and Securities Commission. Board members and the employees of the Company and their relatives and employees are prohibited from serving on the Control Committee. The Control Committee is elected for two-year terms. The current term expires in 2016.

As of December 31, 2014, the following persons served on the Control Committee:

Petter Kapstad was elected as a Chairman from 2011. He was first elected member in 2010.

Eldbjørg Sture became a member and Vice Chairman of the Control Committee in 2007.

Marius Juul Møller was elected as a member of the Control Committee in 2011.

Ottar Brage Guttelvik became a member of the Control Committee in 2008, and was elected as an alternate in April 2010.

Independent auditors audit the accounts of the Company annually. The independent auditors are state-authorized public accountants appointed by the Council of Representatives. The Council of Representatives reviews the audited accounts, and the shareholders of the Company approve the audited accounts at the annual general meeting. The auditors of the Company are currently the Independent Registered Public Accounting Firm PricewaterhouseCoopers AS.

None of the members of the Board of Directors, Council of Representatives or Control Committee is party to any contract providing for any benefits upon termination. The President and CEO has a severance package covering salary for 12 months in the event that the employment is terminated by the Company within 31 December 2017. The agreed retirement age is 67 years and the President is member of the Company’s defined contribution scheme. Four of the other executive officers have an arrangement with Eksportfinans under which such executive officer, upon a termination, will receive 12 months’ payment. One executive officer has no such arrangement.

The Board of Directors has formed an Audit Committee, which operates pursuant to a charter approved by the Board of Directors. The Audit Committee has been appointed by the Board of Directors to assist the Board in monitoring:

•	the integrity of the Company’s financial statements,

•	the independent accountants’ qualifications and independence,

•	the performance of the Company’s internal audit function and independent accountants and

•	the compliance by the Company with legal and regulatory requirements.

As of December 31, 2014, the Audit Committee consisted of Bjørn Berg, Tone Lunde Bakker and Marianne Heien Blystad. Mr Sigurd Carlsen acted as the financial expert, independent of management, and Chair person of the Audit Committee until November 6, 2014. From this time the position was taken over by Mr. Bjørn Berg.

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

Risk committee

In accordance with the Financial Institutions Act, implementing EU Directive on Capital Requirement (CRD IV), Eksportfinans established a risk sub-committee of the Board in December 2013. The Risk Committee shall assess and monitor the risk strategy and the risk appetite of the Company. The members of the Audit Committee (see above) have also been appointed members of the Risk Committee.

Remuneration

At the annual general meeting in April 2014, the shareholders determined the compensation for the Council of Representatives, the Control Committee and the independent accountant based on recommendations by the Nomination Committee. The Council of Representatives determined the compensation for the Board of Directors.

The Board of Directors determines the compensation for the President and CEO. The Board of Directors also has the authority to decide on the compensation for the other executive officers. The Board makes these decisions based on recommendations by the Remuneration Committee (See Item 16G CORPORATE GOVERNANCE – Remuneration Committee).

The President and CEO determines the compensation of the Company’s other employees, within economic limits set by the Board of Directors based on recommendations from the Remuneration Committee.

D. EMPLOYEES

As of December 31, 2014, the Company had 48 employees, all of whom are located in Norway.

Year	Employees

2010	98
2011	98
2012	56
2013	53
2014	48

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

DNB Bank ASA, Nordea Bank Norge ASA, Danske Bank A/S, and two minority shareholders collectively holding an aggregate of 71% of the shares of Eksportfinans have entered into a shareholders’ agreement among themselves providing for mutual rights of first refusal in the event that any one or more of them desires to dispose of its shares in the Company.

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

Sale and Transfer of Loans

During the period from November 18, 2011 to December 21, 2011 Eksportfinans entered into loan agreements for CIRR-qualifying loans and/or continued part disbursements for CIRR-qualifying loans for which it had previous commitments to do so. It was agreed that the Kingdom of Norway, represented by the Ministry of Trade, Industry and Fisheries (the Ministry), should purchase and Eksportfinans should sell and transfer these loans to the Ministry whereby the Ministry would become the lender until the same loans could be transferred to the new state entity. The consideration to Eksportfinans for the sale of these loans was the outstanding principal of each loan together with accrued but not paid interest.

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

Pursuant to the Portfolio Hedge Agreement, all of the securities in the portfolio held as of February 29, 2008, i.e., the PHA Portfolio, were marked-to-market. The difference between the market value and the nominal value of the securities was calculated to NOK 1,642 million (market value lower than nominal value) at that time. The PHA Portfolio will be valued annually on the same date from February 28, 2011. On each annual valuation date after this, the PHA Portfolio will be marked-to-market. If the market value on an annual valuation date is less than the value of the immediately preceding valuation date, then the shareholders participating in the Portfolio Hedge Agreement will pay to Eksportfinans an amount equal to the difference. If the market value is higher than the market value on the immediately preceding valuation date, then Eksportfinans will pay the difference to the participating shareholders. The valuation on the first valuation date (February 28, 2011) resulted in a payment from the participating shareholders to Eksportfinans of NOK 710 million. The second valuation date (February 29, 2012) resulted in a payment from Eksportfinans to the participating shareholders of NOK 108 million. The third valuation date (February 28, 2013) resulted in a payment from Eksportfinans to the participating shareholders of NOK 852 million. The fourth valuation date (February 28, 2014) resulted in a payment from Eksportfinans to the participating shareholders of NOK 392 million. The fifth valuation date (February 28, 2015) resulted in a payment from Eksportfinans to the participating shareholders of NOK 234 million.

The maximum commitment payable to Eksportfinans by the shareholders under the agreement is NOK 5 billion. Any payment made by the participating shareholders under the agreement will be deducted from the committed amount. Any amount paid by Eksportfinans will have no effect on the total committed amount. As of December 31, 2014, Eksportfinans owed the shareholders NOK 848 million and NOK 5.0 billion remained available.

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

Committed Liquidity Facility Agreement

Eksportfinans’ major owner banks DNB Bank ASA, Nordea Bank Norge ASA and Danske Bank A/S have extended a committed liquidity facility (by way of revolving loans and repos) (Committed Liquidity Facility Agreement) to Eksportfinans to provide what management considers to be sufficient liquidity buffers for the Company. The facility was entered into on June 21, 2013 and has a 364 day maturity. It is the intention of the parties that the agreement will be renewed annually as required. The facility permitted borrowings of up to USD 2 billion. Eksportfinans has not yet utilized this credit facility. The agreement was renewed on June 20, 2014 for an amount up to USD 1 billion.

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

As of December 31, 2014, the Company had NOK 39 million in loans outstanding to employees, primarily mortgage loans. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.

Other Transactions with Shareholder Banks

Eksportfinans from time to time also entered into agreements to acquire loans from shareholders and other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on standard commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for these purchases. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interests received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2014, 2013 and 2012, Eksportfinans acquired loans from its shareholders amounting to NOK 33 million, NOK 369 million and NOK 141 million respectively.

In some instances, Eksportfinans provided lending to a shareholder bank (or to another bank) which then provides project finance lending on to a borrower. The purpose of these transactions was to finance the underlying borrower project in the shareholder bank’s loan portfolio. The project in question must meet the same requirements as all other lending provided by Eksportfinans. In such cases the shareholder bank would act as the borrower and bear the repayment risk directly, instead of issuing a payment guarantee.

From time to time Eksportfinans’ shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholder’s behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, indemnifying Eksportfinans for any liability that may arise under the Eksportfinans guarantee. The request for a guarantee was due to the need for a guarantee given by a highly-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’ shareholders is permitted by the Articles of Association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 89 million, Eksportfinans has recourse to such shareholders with full payment indemnification. The commercial effect is that the selling bank retains the risk premium associated with the credit in return for issuing the guarantee, while Eksportfinans earns a margin comparable to that received on its other commercial loans.

In addition, in the normal course of business, Eksportfinans deposits funds and engages in other transactions with its shareholder banks on normal commercial terms. As of December 31, 2014, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 553 million. These transactions were recorded on market terms.

Total outstanding transactions with related parties on the last three year’s balance sheet dates are disclosed in note 32 to our audited consolidated financial statements in Item 18.

In connection with Eksportfinans’ lending activity, as of December 31, 2014, our shareholders provided guarantees for an amount of NOK 26,756 million (of which GIEK constitutes NOK 12,160 million). The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.

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

Item 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Not applicable.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

The Company’s 5.500% USD 1,000,000,000 Notes due May 25, 2016, and 5.500% USD 1,000,000,000 Notes due June 26, 2017 have been listed by the Company on the Luxembourg Stock Exchange. The Company’s 5.500% USD 1,000,000,000 Notes due June 26, 2017, 3.000% USD 1,500,000,000 Notes due November 17, 2014, 2.000% USD 1,250,000,000 Notes due September 15, 2015, and 2.375% USD 1,250,000,000 Notes due May 25, 2016 have been listed by the Company on the New York Stock Exchange.

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

According to Section 7 of our Articles of Association, the Board of Directors is vested with the authority, among other things, to borrow on behalf of the Company. With the exception of certain types of loans — loans for which payment of interest is tied to payment of dividends to shareholders or results of operations in general — borrowings may be decided by simple majority. The Board may delegate its power to borrow to the President and CEO.

None of the Public Limited Liability Company Act, the Financial Institutions Act or the Articles of Association specify a mandatory retirement age. However, the practice has been that Directors, members of the Council of Representatives and members of the Control Committee retire at the age of 70 at the latest.

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

Eksportfinans has four material contracts:

(i)	the 108 Agreement, entered into with the Norwegian Ministry of Trade, Industry and Fisheries (for further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Government”);

(ii)	the Portfolio Hedge Agreement (for further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”);

(iii)	the NOK 1 billion Committed Liquidity Facility Agreement (for further details, see Item 7.B, ”Related Party Transactions Committed Liquidity Facility Agreement”); and

(iv)	the Global Master Repurchase Agreement with DNB Bank ASA (for further details, see Item 7.B. “Related Party Transactions — Non-committed Repo Facility Agreement”).

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain U.S. Federal income tax consequences that may be relevant to the acquisition, ownership and disposition of notes issued by Eksportfinans. This summary addresses only U.S. Federal income tax considerations for holders that are initial purchasers of notes pursuant to the relevant offering and that will hold the notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following:

•	financial institutions,

•	insurance companies,

•	dealers or traders in securities or currencies or notional principal contracts,

•	tax-exempt entities,

•	persons that will hold notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes,

•	U.S. holders (as defined below) that have a “functional currency” other than the U.S. dollar,

•	persons that own (or are deemed to own) 10% or more (by voting power or value) of Eksportfinans’ stock,

•	regulated investment companies,
58

•	real estate investment trusts, and

•	partnerships, pass-through entities or persons who hold the notes through partnerships or other pass-through entities.

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

For the purposes of this summary a “U.S. holder” is a beneficial owner of a note that is for U.S. Federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia),

•	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source, or

•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

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

Tax Treatment of the Notes

General

Other than as set forth in the relevant prospectus supplement and below under “— Notes Treated as Contingent Payment Debt Instruments”, “— Notes Treated as Short-term Debt Securities”, “— Notes Treated as Forward Purchase Contracts”, “— Notes Treated as Section 1256 Contracts” and “Notes Treated as a Put Option and a Deposit”, the following discussion sets forth the general U.S. Federal income tax consequences of investing in notes.

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

OID for any accrual period on a discount note that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. holder, as described under “Payments of Interest” above. Upon receipt of an amount attributable to OID in these circumstances, a U.S. holder may recognize ordinary income or loss.

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

Special rules apply to the purchase of CPDIs at a discount or premium and prospective investors acquiring notes with such discount or premium should consult with their own tax advisors regarding such discount or premium. The application of the CPDI Regulations to the notes treated as CPDIs is complex. You should consult with your own tax advisor regarding the applicability and consequences of the CPDI Regulations with respect to notes of Eksportfinans.

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

Possible Alternative Treatment of Notes Treated as Forward Purchase Contracts

There can be no assurance that the IRS will accept, or that a court will uphold, this characterization of notes as forward purchase contracts. The documentation of such notes as debt suggests that the IRS might seek to treat such notes as either short-term debt or CPDIs. If the IRS were successful in treating the Notes as CPDIs, then, among other matters,

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

Possible Alternative Treatment of Notes Treated as a Put Option and a Deposit

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

Regulations meant to require the reporting of certain tax shelter transactions (Reportable Transactions) could be interpreted to cover transactions generally not regarded as tax shelters. Under the Regulations, under certain circumstances certain transactions may be characterized as Reportable Transactions such as, among other things, certain foreign currency transactions or a sale, exchange, retirement or other taxable disposition of notes that results in a loss that exceeds certain thresholds and other specified conditions are met. Persons considering the purchase of notes should consult with their own tax advisors to determine the tax return obligations, if any, with respect to an investment in the notes, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

Individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of these disclosure requirements to their ownership of the notes.

In addition, a U.S. holder that is an individual, estate or trust will generally be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s net investment income for the relevant taxable year and (2) the excess of the U.S. holder’s modified gross income for the taxable year over a certain threshold. U.S. holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their investment in the notes.

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

As of December 31, 2014, 2013 and 2012, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options (excluding the 108 Agreement and Portfolio Hedge Agreement) were NOK 150,369 million, NOK 192,265 million and NOK 253,654 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of Eksportfinans’ loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring

and Assessment”. As part of Eksportfinans’ risk management policy it has since 1989 chosen to outsource the internal audit function to an external auditor firm.

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

Foreign Currency Exchange Risk

As of December 31, 2014, approximately 72% (60% as of December 31, 2013 and 60% as of December 31, 2012) of the Company’s assets were denominated in foreign currencies. Foreign currency exchange risk arises from mismatches in the currencies denominating our assets and our liabilities. Each instrument is swapped into Eksportfinans’ three main currencies: euro, U.S. dollars and Norwegian kroner and net exposure in euro and U.S. dollars is further hedged by foreign exchange forward. Exposure towards a currency is measured as the net of assets and liabilities for the currency. As of December 31, 2014, Eksportfinans’ exposure to currencies other than the Norwegian kroner reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position*	Amount of net position covered by 108 Agreement items
December 31, 2014
CAD	363,743	(361,259)	2,484	1,388
JPY	(19,319,769)	19,320,127	358	242
SEK	38,597	(38,388)	209	—
EUR	9,158,173	(9,115,603)	42,570	40,120
DKK	3,966,823	(3,966,567)	256	239
USD	(10,641,058)	11,136,463	495,405	498,069
Other currencies	(6,972,704)	6,974,706	2,002	4,523
TOTAL	(23,406,195)	23,949,479	543,284	544,581
*	Net position includes amounts covered by the 108 Agreement. For further details, see note 16 to our audited consolidated financial statements in Item 18.

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

The Board of Directors has approved the following currency risk strategy at the present time. According to Eksportfinans’ risk policy, the Company can have an aggregate net position in each foreign currency and in all foreign currencies in total equivalent to NOK 120 million (USD 16 million). The fair value effect on Eksportfinans’ total assets and liabilities due to an adverse change of 10% in foreign currency exchange rates as of December 31, 2014 is estimated to be NOK 0.9 million before taxes. The effect per December 31, 2013 was estimated to be NOK 2.5 million. There is no breach of currency exposure limits from normal operation during 2014.

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

The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The below table shows interest rate risk of exposure with up to one year of maturity, which is a change from the parameters previously used, which measured our exposure without regard to maturity. The interest rate exposure as of December 31, 2014 is negative NOK 19,000. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points.

Interest rate exposure with up to one year of maturity (from a 1 basis point shift of interest rate curves):

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total

As of December 31, 2014	(37)	(5)	23	—	(19)

Maximum through 2014 *	93	9	115	28	146
Minimum through 2014 *	(78)	(42)	(27)	(26)	(62)
Average through 2014	8	(6)	15	—	17

As of December 31, 2013	(39)	(0)	(17)	16	(40)

Maximum through 2013 *	117	49	16	30	93
Minimum through 2013 *	(90)	(67)	(56)	(1)	(125)
Average through 2013	2	(14)	(23)	5	(30)

As of December 31, 2012	(61)	(28)	(14)	—	(103)

*	The maximum and minimum exposure in general does not occur on the same date for different currencies.
73

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

Credit Spread Risk

A potential increase in credit spreads of one percentage point would increase the net fair value of our assets and liabilities by NOK 8 million, as of December 31, 2014 (NOK 22 million as of December 31, 2013) as gains on the liability side would outweigh losses on the asset side. Credit spreads in the market is defined as market risk and not credit risk, which we define to include default probability only. Isolated for the PHA portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 3 million as of December 31, 2014, compared to NOK 2 million as of December 31, 2013. The credit spread risk in the Liquidity Reserve Portfolio is managed through daily measurements of spread duration. According to the Company’s risk policy a change in the value of the Liquidity Reserve Portfolio by 1 basis point change in spread duration should not give an accumulated loss of more than NOK 2.4 million. This limit has not been breached since they were introduced.

FX Basis spread risk

A significant part of the Company´s net interest income is due to euros and US dollars being attractive relative to Norwegian kroner and Danish kroner. Most of the company’s funding is in euros and dollars while some loans and liquidity placements are in Norwegian or Danish kroner. Hence the Company has swapped significant amounts from dollars and euros over to Norwegian and Danish kroner, earning on the basis swap spread. From September 2010 the Company commenced hedging the basis risk. This included both hedging on portfolio level and for all new loans larger than NOK 500 million and with maturity longer than three years. This hedging amounted to approximately NOK 26 billion as of December 31, 2014 of which NOK 25 billion had between zero and three years remaining duration, NOK 0.5 billion with four years remaining duration and NOK 0.5 billion with five years remaining duration.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of that date.

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

Under the supervision of our management, including the President and CEO and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (1992)). Based on this assessment, management has concluded that our internal control over financial reporting as of December 31, 2014 was effective.

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

Changes in Internal Controls over Financial Reporting

There were no changes to our internal controls over financial reporting that occurred during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. (Reserved)

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that it has an “Audit Committee Financial Expert” serving on its Audit Committee. Since June 21, 2013, Mr. Sigurd Carlsen has acted as the Audit Committee financial expert, and was independent as defined in Section 303A.02 of the New York Stock Exchange’s corporate governance standard. From November 2014 this position has been held by Mr. Bjørn Berg, who also fulfills the criteria.

Item 16B. CODE OF ETHICS

Eksportfinans has a Code of Ethics that applies to all employees, including Eksportfinans’ principal Executive Officer, principal Financial Officer, principal Accounting Officer or Controller, and persons performing similar functions. Eksportfinans has made its Code of Ethics publicly available on its internet website at www.eksportfinans.no.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees paid to our principal accountant consist of the following for the years ended December 31:

(NOK thousands)	2014	2013
Audit fees	3,083	3,628
Audit-related fees (1)	—	—
Tax fees	—	—
All other fees	311	261

(1)	Audit-related fees include attestations related to funding transactions.
75

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

The Company did not repurchase any of its own outstanding equity securities in 2014.

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

The Board of Directors appointed an Audit Committee in 2002, the charter of which is based on the Sarbanes-Oxley Act and the U.S. Securities and Exchange Commission rulemaking to the extent not in conflict with Norwegian law, such as with respect to the appointment of auditors and approval of audit fees, which rest with our Annual General Meeting. Eksportfinans’ Audit Committee is appointed by and among the Board of Directors to assist the Board in monitoring (1) the integrity of the financial statements of the company, (2) the Independent Accountant’s qualifications and independence, (3) the performance of the Company’s internal audit function and Independent Accountants and (4) the compliance by the Company with legal and regulatory requirements. The Audit Committee has delegated authority on behalf of the Board only on issues specifically specified in the charter or on other issues as the Board may specifically decide from time to time.

Nomination Committee

There are no mandatory rules on Nomination Committees in Norwegian law, only recommendation under the Code of Practice. Eksportfinans has established a Nomination Committee according to its Articles of Association. The election of members to the Council of Representatives, the Board of Directors and the Control Committee is prepared by the Nomination Committee. The Nomination Committee has four members. Three of the members are elected for a period of two years by the General Meeting and shall be representatives of the shareholders. The Chair of the Council of Representatives is a permanent member of the Nomination Committee and shall chair its meetings. The Chair of the Board of Directors and the President and CEO are normally, but without any voting rights, called to at least one meeting before the Committee makes its final resolution. The Nomination Committee shall be informed of the member and alternate member to the Council of Representatives and member to the Board of Directors who have been elected by and among the employees.

Remuneration Committee

On December 1, 2010 a regulation was passed pursuant to which, effective from January 1, 2011, Eksportfinans was required to have a Remuneration Committee. Accordingly Eksportfinans established a Remuneration Committee as of December 16, 2010. The compensation of the President and CEO is set by the Board, based on recommendations from the Remuneration Committee. The Board is the corporate body that employs the President and CEO. The compensation to the Board, the Independent Accountant, the Control Committee and the Council of Representatives is set by the shareholders at the General Meeting based on recommendations by the Nomination Committee.

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

Corporate Governance

Norwegian law does not require listed companies to adopt or disclose corporate governance guidelines. However, some of the issues that the New York Stock Exchange Listed Company Manual Section 303A (9) requires listed companies to include in their corporate governance policies, are addressed in the annual report in accordance with Norwegian law. This includes information on the remuneration paid to the Directors, the President and CEO and the Independent Accountant. (Remuneration means any salary, pensions and other benefits received.)

Norwegian law does provide for rules on conflict of interest. There is a general rule which provides that a Board Member may not participate in making decisions which have a particular importance for himself or for any close associate and that the Director must not be deemed to have special and prominent personal or financial interest in the matters decided with his participation.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers AS, independent registered public accounting firm, are incorporated by reference in this Item 18:

Item 19. EXHIBITS

1.1	Articles of Association (English translation of Norwegian-language original) (incorporated by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F filed with the SEC April 23, 2013)

2.1	Indenture dated February 20, 2004, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form F-3 (No. 333-112973) filed with the Commission February 20, 2004)

4.1	Agreement Regarding Interest Equalization and Hedging for Eksportfinans’ Borrowing and Lending Commitments (the 108 Agreement) (English translation of Norwegian-language original)* (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 21, 2005)

4.2	Portfolio Hedge Agreement entered into by Eksportfinans ASA, DNB Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S (the Portfolio Hedge Agreement)* (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 20-F filed with the SEC June 27, 2008)

4.3	Global Master Repurchase Agreement with DNB Bank ASA dated February 22, 2012 (incorporated by reference to Exhibit 4.7 of the Company’s Annual Report on Form 20-F filed with the SEC March 30, 2012)

4.4	Agreement with the Norwegian Ministry of Trade, Industry and Fisheries setting out terms and conditions for Eksportfinans arranging export credit loans during the period from November 18, 2011 and until June 30, 2012 (the Transition Agreement with the Norwegian State) (English translation of Norwegian-language original) (incorporated by reference to Exhibit 4.8 of the Company’s Annual Report on Form 20-F filed with the SEC March 30, 2012)

4.5	Committed Liquidity Facility Agreement between Eksportfinans ASA and DNB Bank ASA, Danske Bank, Norwegian Branch and Nordea Bank Norge ASA dated 20 June 2014* (incorporated by reference to Exhibit 4.6 of the Company’s amended Annual Report on Form 20-F/A filed with the SEC October 2, 2014)

7.1	Computation of ratio of earnings to fixed charges

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Confidential treatment of specified material has been granted by, and the redacted material has been separately filed with, the SEC.

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

EKSPORTFINANS ASA

By:	/s/ GEIR BERGVOLL
Geir Bergvoll
President and Chief Executive Officer

Dated: April 29, 2015

Report of Independent Registered Public Accounting Firm

To the President and CEO, Board of Directors and Shareholders of Eksportfinans ASA:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Eksportfinans ASA and its subsidiaries (the "Company") at December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS

Oslo, Norway
April 29, 2015

STATEMENT OF COMPREHENSIVE INCOME

PARENT COMPANY				GROUP			NOTE
2014	2013	2012	(NOK thousands)	2014	2013	2012

175,884	290,135	549,357	Interest and related income on loans due from credit institutions	175,987	290,139	549,357
1,804,859	2,542,775	3,542,424	Interest and related income on loans due from customers	1,804,859	2,542,775	3,542,424
264,465	235,814	565,935	Interest and related income on securities	264,465	235,814	565,935
15,332	31,885	62,646	Other interest and related income	15,332	31,885	62,646
2,260,540	3,100,609	4,720,362	Total interest and related income	2,260,643	3,100,613	4,720,362

1,781,907	2,389,482	3,341,587	Interest and related expenses on commercial paper and bond debt	1,781,907	2,389,482	3,341,587
2,882	3,608	6,144	Interest and related expenses on subordinated debt	2,882	3,608	6,144
0	960	9,649	Interest and related expenses on capital contribution securities	0	960	9,649
15,098	9,608	118,931	Other interest and related expenses	15,103	9,608	118,931
1,799,887	2,403,658	3,476,311	Total interest and related expenses	1,799,892	2,403,658	3,476,311

460,653	696,951	1,244,051	NET INTEREST INCOME	460,751	696,955	1,244,051

82	77	41	Commissions and income related to banking services	82	77	41
2,357	2,496	3,518	Commissions and expenses related to banking services	2,357	2,496	3,518

(6,069,425)	(7,379,137)	(25,815,653)	Net losses on financial instruments at fair value	(6,069,425)	(7,379,137)	(25,815,653)	5, 30.4

298	145,246	60,102	Other income	12,064	4,821	60,102	7

(6,071,402)	(7,236,310)	(25,759,028)	NET OTHER OPERATING INCOME	(6,059,636)	(7,376,735)	(25,759,028)

(5,610,749)	(6,539,359)	(24,514,977)	TOTAL OPERATING INCOME	(5,598,885)	(6,679,780)	(24,514,977)

153,525	137,475	118,480	Salaries and other administrative expenses	154,235	137,550	118,480	9
4,413	13,357	17,603	Depreciation	15,865	17,703	17,603	14 ,15
15,346	11,553	8,336	Other expenses	10,352	9,452	8,336	10
173,284	162,385	144,419	TOTAL OPERATING EXPENSES	180,452	164,705	144,419

(5,784,033)	(6,701,744)	(24,659,396)	PRE-TAX OPERATING PROFIT/(LOSS)	(5,779,337)	(6,844,485)	(24,659,396)

(1,572,890)	(1,956,668)	(6,903,509)	Tax benefit	(1,505,808)	(1,995,208)	(6,903,509)	11

(4,211,143)	(4,745,076)	(17,755,887)	PROFIT/(LOSS) FOR THE YEAR	(4,273,529)	(4,849,277)	(17,755,887)

(41,023)	(882)	38,486	Other comprehensive income *	(41,023)	(882)	38,486

(4,252,166)	(4,745,958)	(17,717,401)	TOTAL COMPREHENSIVE INCOME	(4,314,552)	(4,850,159)	(17,717,401)

(4,359,588)	(5,420,380)	(18,650,060)	Allocated to/(from) reserve for unrealized gains	(4,305,947)	(5,364,215)	(18,650,060)	25
148,445	674,422	932,659	Allocated to/(from) other equity	32,418	514,056	932,659
(4,211,143)	(4,745,958)	(17,717,401)	TOTAL ALLOCATIONS	(4,273,529)	(4,850,159)	(17,717,401)

* Items that will not be reclassified to profit or loss

The accompanying notes are an integral part of the financial statements.

BALANCE SHEET

Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012	(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012

			ASSETS
12,367,805	17,702,019	26,410,217	Loans due from credit institutions 1)	12,370,388	17,704,012	26,410,217	13
33,371,816	47,362,902	71,879,185	Loans due from customers 2)	33,371,816	47,362,902	71,879,185	13
27,991,395	26,462,302	36,706,804	Securities	27,991,395	26,462,302	36,706,804	29.5
0	0	5,078,282	Repurchase receivable 3)	0	0	5,078,282	28.5, 32
7,070,531	5,499,731	10,883,622	Financial derivatives	7,070,531	5,499,731	10,883,622	12
337,831	337,831	0	Investments in group companies	0	0	0
3,575	5,417	9,281	Intangible assets	3,575	5,417	9,281	14
7,138	8,873	207,015	Property, equipment and investment property	217,194	213,227	207,015	15
4,620,339	3,560,419	6,232,065	Other assets	4,604,261	3,545,159	6,232,065	16
85,770,430	100,939,494	157,406,471	TOTAL ASSETS	85,629,160	100,792,750	157,406,471

			LIABILITIES
0	0	4,475,776	Deposits by credits institutions			4,475,776
66,412,958	75,842,547	112,543,001	Bond debt 3)	66,412,958	75,842,547	112,543,001	17
5,128,629	5,145,290	9,342,700	Financial derivatives	5,128,629	5,145,290	9,342,700	12
372,215	0	317,191	Taxes payable	372,119	0	317,191	11
201,628	2,162,661	4,120,622	Deferred tax liabilities	229,484	2,124,120	4,120,622	11
4,601,941	4,611,486	8,132,853	Other liabilities	4,599,499	4,607,485	8,132,853	21
161,459	96,971	109,432	Provisions	161,459	96,971	109,432	8, 19
964,978	901,750	990,327	Subordinated debt	964,978	901,750	990,327	22
0	0	449,790	Capital contribution securities	0	0	449,790	22
77,843,808	88,760,705	140,468,268	TOTAL LIABILITIES	77,869,126	88,718,163	140,468,268

			SHAREHOLDERS' EQUITY
2,771,097	2,771,097	2,771,097	Share capital	2,771,097	2,771,097	2,771,097	24
0	0	176,597	Share premium reserve	0	0	176,597	24
933,222	5,292,810	10,713,189	Reserve for unrealized gains	1,043,028	5,348,974	10,713,189	25
4,222,303	4,114,882	3,263,863	Other equity	3,945,909	3,954,516	3,263,863
7,926,622	12,178,789	16,924,746	Total shareholders' equity	7,760,034	12,074,587	16,924,746

85,770,430	100,939,494	157,406,471	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	85,629,160	100,792,750	157,406,471

1)	Of NOK 12,370,388 thousand at December 31, 2014, NOK 12,180,893 thousand is measured at fair value through profit or loss and NOK 189,495 thousand is measured at amortized cost.Of NOK 17,704,012 thousand at December 31, 2013, NOK 17,496,576 thousand is measured at fair value through profit or loss and NOK 207,436 thousand is measured at amortized cost.
2)	Of NOK 33,371,816 thousand at December 31, 2014, NOK 15,206,829 thousand is measured at fair value through profit or loss and NOK 18,164,987 thousand is measured at amortized cost.Of NOK 47,362,902 thousand at December 31, 2013, NOK 25,390,064 thousand is measured at fair value through profit or loss and NOK 21,972,838 thousand is measured at amortized cost.
3)	Of NOK 66,412,958 thousand at December 31, 2014, NOK 47,837,947 thousand is measured at fair value through profit or loss and NOK 18,575,011 thousand is measured at amortized cost.Of NOK 75,842,547 thousand at December 31, 2013, NOK 53,264,264 thousand is measured at fair value through profit or loss and NOK 22,578,283 thousand is measured at amortized cost.

The accompanying notes are an integral part of the financial statements.

Sigurd Carlsen Chair person	Christian Berg Deputy chair person	Bjørn Berg
Tone Lunde Bakker	Marianne Heien Blystad	Rune Helgeland
F-4

STATEMENT OF CHANGES IN EQUITY

PARENT COMPANY
(NOK thousands)	Share capital 1)	Share premium reserve 1)	Reserve unrealized gains 1)	Other equity	Total equity

EQUITY AS AT JANUARY 1, 2013	2,771,097	176,597	10,713,189	3,263,863	16,924,745

Share premium reserve 2)	0	(176,597)	0	176,597	0
Actuarial gains /(loss) and other comprehensive income	0	0	0	(882)	(882)
Total comprehensive income for the period	0	0	(5,420,379)	675,304	(4,745,076)
EQUITY AS AT DECEMBER 31, 2013	2,771,097	0	5,292,810	4,114,882	12,178,789

EQUITY AS AT JANUARY 1, 2014	2,771,097	0	5,292,810	4,114,882	12,178,789

Actuarial gains/(loss) and other comprehensive income	0	0	0	(41,023)	(41,023)
Total comprehensive income for the period	0	0	(4,359,588)	148,445	(4,211,143)
EQUITY AS AT DECEMBER 31, 2014	2,771,097	0	933,222	4,222,303	7,926,622

GROUP
(NOK thousands)	Share capital 1)	Share premium reserve 1)	Reserve unrealized gains 1)	Other equity	Total equity

EQUITY AS AT JANUARY 1, 2013	2,771,097	176,597	10,713,189	3,263,863	16,924,745

Share premium reserve 2)	0	(176,597)	0	176,597	0
Actuarial gains /(loss) and other comprehensive income	0	0	0	(882)	(882)
Total comprehensive income for the period	0	0	(5,364,215)	514,938	(4,849,277)
EQUITY AS AT DECEMBER 31, 2013	2,771,097	0	5,348,974	3,954,516	12,074,587

EQUITY AS AT JANUARY 1, 2014	2,771,097	0	5,348,974	3,954,516	12,074,587

Actuarial gains/(loss) and other comprehensive income	0	0	0	(41,023)	(41,023)
Total comprehensive income for the period	0	0	(4,305,947)	32,418	(4,273,529)
EQUITY AS AT DECEMBER 31, 2014	2,771,097	0	1,043,028	3,945,909	7,760,034

1)	Restricted equity that cannot be paid out to the the owners without a resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law. For further information, see note 25.
2)	As per July 1, 2013 the Public Limited Companies Act under Norwegian Law states that share premium reserve no longer is to be classified as restricted equity that cannot be paid out to owners without a shareholder resolution to reduce the share capital

The accompanying notes are an integral part of the financial statements.

CASH FLOW STATEMENT

PARENT COMPANY				GROUP			NOTE
2014	2013	2012	(NOK thousands)	2014	2013	2012

(5,784,033)	(6,701,744)	(24,659,395)	Pre-tax operating profit/(loss)	(5,779,337)	(6,844,485)	(24,659,395)

			Provided by operating activities:
(169,452)	(61,846)	(336,929)	Accrual of contribution from the Norwegian government	(169,452)	(61,846)	(336,929)
6,016,988	7,354,358	25,812,470	Unrealized losses/(gains) on financial instruments at fair value	6,016,988	7,354,358	25,812,470	5
4,413	13,357	17,603	Depreciation	15,865	17,704	17,603	14, 15

0	0	(922,929)	Disbursement on loans		0	(922,929)
23,438,207	33,247,243	31,555,324	Principal collected on loans	23,438,207	33,247,243	31,555,324
(22,774,520)	(27,506,083)	(35,982,126)	Purchase of financial investments (trading)	(22,774,520)	(27,506,083)	(35,982,126)
22,713,113	44,752,040	37,321,697	Proceeds from sale or redemption of financial investments (trading)	22,713,113	44,752,040	37,321,697
336,929	322,402	404,656	Contribution paid by the Norwegian government	336,929	322,402	404,656
0	(318,377)	(294,765)	Taxes paid	(786)	(318,377)	(294,765)

			Changes in:
95,926	491,292	384,144	Accrued interest receivable	95,926	491,292	384,144
(730,313)	2,964,064	(1,145,490)	Other receivables	(729,488)	2,980,124	(1,145,490)
(911,944)	(4,738,075)	(2,171,630)	Accrued liabilities	(910,386)	(4,742,877)	(2,171,630)
22,235,314	49,818,631	29,982,630	NET CASH FLOW FROM OPERATING ACTIVITIES	22,253,059	49,691,495	29,982,630

0	0	(5,042,773)	Purchase of financial investments		0	(5,042,773)
1,009,975	3,165,914	11,556,271	Proceeds from sale or redemption of financial investments	1,009,975	3,165,914	11,556,271
0	(337,831)	0	Investment in group companies	0	0	0
7,197,272	1,111,653	1,641,828	Net cashflow from financial derivatives	7,197,272	1,111,653	1,641,828
(1,339)	(18,391)	(12,507)	Purchases of property and equipment and intangible assets	(18,494)	(24,010)	(12,507)	14, 15
416	207,040	2,242	Proceeds from sales of property and equipment	416	3,958	2,242
8,206,324	4,128,385	8,145,061	NET CASH FLOW FROM INVESTING ACTIVITIES	8,189,169	4,257,515	8,145,061

2,163	(5,030,828)	4,403,975	Change in debt to credit institutions	2,163	(5,030,828)	4,403,975
0	0	(5,372,496)	Repayments of commercial paper debt		0	(5,372,496)
(31,808,681)	(52,169,648)	(40,549,766)	Principal payments on bond debt	(31,808,681)	(52,169,648)	(40,549,766)
0	(502,650)	0	Repayment of subordinated debt	0	(502,650)	0
(31,806,518)	(57,703,126)	(41,518,287)	NET CASH FLOW FROM FINANCING ACTIVITIES	(31,806,518)	(57,703,126)	(41,518,287)

(1,364,880)	(3,756,110)	(3,390,596)	NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,364,290)	(3,754,116)	(3,390,596)

6,251,712	9,265,361	13,402,592	Cash and cash equivalents as at beginning of period	6,253,706	9,265,361	13,402,592	27

1,123,894	742,461	(746,635)	Effect of exchange rates on cash and cash equivalents	1,123,894	742,461	(746,635)
6,010,726	6,251,712	9,265,361	CASH AND CASH EQUIVALENTS AT END OF PERIOD	6,013,310	6,253,706	9,265,361	27

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

These financial statements have been approved for issue by the Board of Directors on February 13, 2015.

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

IFRSs and IFRICs adopted by the the company and the group in 2014

There are no standards that have been adopted by the company and the group for the first time for the financial year beginning on or after 1 January 2014 that have a material impact on the group

New and amended standards (IFRSs) and interpretations (IFRICs) issued but not effective for the financial year beginning January 1, 2014, and not early adopted by the company and the group

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value though P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The group is yet to assess IFRS 9’s full impact.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The group is yet to assess the impact of IFRS 15.

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

On initial recognition, foreign currency transactions are recorded applying the spot exchange rate at the date of recognition. At the balance sheet date, foreign currency monetary items are translated using the closing rate. Unrealized gains and losses on foreign currency translations are recorded in the statement of comprehensive income. This is not applied for items related to the Parliamentary Bill No. 108 (1977-78), (referred to as the 108 Agreement), as foreign currency risks are covered by the 108 Agreement. The 108 Agreement has been established to provide exporters of capital goods financing on terms that are in accordance with OECD (Organization for Economic Co-operation and Development) regulations related to the Consensus Agreement for export financing (the CIRR scheme). Exchange rate differences on transactions under the 108 Agreement are booked to a settlement account with the government on the balance sheet. See the further description of the 108 Agreement in notes 2.5.1, 2.5.3 and 12.

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

Lending

Loans are recorded, dependent on the counterparty, either in the line item ’Loans due from credit institutions’ or in the line item ’Loans due from customers‘ in the balance sheet, regardless of measurement principles applied. The company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. These loans are classified as loans due from credit institutions.

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

Securities

Interest bearing securities, consisting of commercial paper and bonds, are included in the line item ’Securities‘ in the balance sheet. The line item ’Securities‘ consists of securities covered by the Portfolio Hedge Agreement (as described below) and the Liquidity Reserve Portfolio (as described in note 31.1).

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

Interest, and the interest effect on economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ’Net gains/(losses) on financial instruments at fair value‘. See note 30.4 for the impact of this economic hedging.

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

See notes 8 for further information.

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

2.15 Cash equivalents

Cash equivalents are defined as bank deposits with maturity of less than three months from the date of acquisition. Change in other bank deposits are included in the line items ’Purchase of financial investments‘and ‘Proceeds from sale or redemption of financial investments’ in the cash flow statement.

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

In particular the multi-notch downgrade of Eksportfinans from Moody's and Standard and Poor's in November 2011 lead to significant reductions in the market value of the company's own debt. The company used quoted prices of traded debt both before and after the downgrade since IFRS requires actual traded prices to be used if such quotes exist. The rating effect on the company's significant liabilities overshadowed all other market fluctuation effects for 2011 and the unrealized gain for the year was several times higher than ever recorded for any year before in the history of the company. During 2014, the credit spreads on the company’s own debt have gradually decreased and a significant part of the unrealized gain in 2011 has been reversed.

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
F-12

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

The following table shows the unrealized loss of each category of loans by increasing the credit spread by 1 basis point as well as the percentage of total lending portfolio.

PARENT COMPANY/GROUP	December 31, 2014		December 31, 2013
(NOK million and percentage)	Sensitivity (1 bp)	Percentage	Sensitivity (1 bp)	Percentage
Direct loans	(0.8)	5%	(1.0)	15%
Loans to municipalities	(0.9)	11%	(1.9)	11%
Collaboration loans	(0.4)	21%	(0.8)	12%
Guaranteed loans	(3.3)	63%	(5.8)	62%
TOTAL LOANS		100%		100%

The spreads applied for fair value measurement of the combined total lending portfolio are in the range from -4 basis point to 150 basis points as of year-end 2014 (from -4 basis points to 204 basis points as of year-end 2013). For the combined total lending portfolio over the past two years credit spreads have changed less than 1 basis point per month in 95 percent of the time. As of year-end 2014 a spread widening of 1 basis point would give an estimated loss of NOK 6 million. As of the end of 2013 a 95 percent confidence interval was 2 basis points representing NOK 20 million.

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

The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Eksportfinans retrieved prices and credit spread quotes from nine different market makers and pricing vendors. Among the nine different quote providers, the major price provider (Bloomberg) covered 91 percent (80 percent as of December 31. 2013). Eksportfinans has established various controls to ensure the reasonableness of received quotes such as reconciling with other securities of similar currency, maturity, country or issuer and reconciling with actual trade data from Bloomberg. The company also investigates large variations amongst different price providers. For all quoted prices the median quote was used.

For the remaining, one security had such short time to maturity that par value was used. Par value was also used on two government related securities (all rated AAA and expected maturity in 2015). Eksportfinans holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

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

The following table shows the unrealized gain of each category of bond debt by increasing the credit spread by 1 basis point:

PARENT COMPANY/GROUP	December 31, 2014	December 31, 2013
(NOK million)	Sensitivity (1 bp)	Sensitivity (1 bp)
Unstructured bond debt	9.0	13.0
Structured bond debt	7.0	20.0

The spreads applied for fair value measurement of bond debt are in the range from 132 basis points to 169 basis points as of year-end 2014 (from 200 basis points to 272 basis points as of year-end 2013).

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

Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of subordinated debt as of year-end 2014 by approximately NOK 0.9 million (NOK 1.8 million as of year-end 2013). The spread applied for fair value measurement of the subordinated debt is 132 basis points as of year-end 2014, resulting in a price of 103.56. As of year-end 2013 the spread applied for fair value measurement of the subordinated debt was 244 basis points, resulting in a price of 103.80.

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

Loans and receivables that do not trade frequently or in sufficient volumes to be classified in level 1 but where nothing but observable market data (such as interest rate levels and published spread indices) and well known discounting methods are used are classified as level 2. Loans and receivables where credit spreads at a reporting date is a function of initial over the counter negotiated spreads and subjective adjustments to input such as rating changes are classified as level 3. Demand deposits in Norwegian and foreign bank accounts are classified as level 1. Short term deposits are classified as level 2 due to their contractual periods.

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

Financial assets measured at fair value through profit or loss:

PARENT COMPANY/GROUP
	December 31, 2014				December 31, 2013
(NOK thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	1,727,546	10,066,493	384,270	12,178,309	2,768,358	14,250,407	475,818	17,494,583
Loans due from customers	0	1,735,446	13,471,383	15,206,829	0	2,810,169	22,579,895	25,390,064
Securities	0	27,991,395	0	27,991,395	0	26,462,302	0	26,462,302
Financial derivatives	0	5,662,838	1,407,693	7,070,531	0	4,072,210	1,427,521	5,499,731
Other assets	0	3,180,785	0	3,180,785	0	2,927,157	0	2,927,157
Total fair value	1,727,546	48,636,957	15,263,346	65,627,849	2,768,358	50,522,245	24,483,234	77,773,837

As for financial liabilities at year-end non-structured bond debt such as benchmark issues are valued through a combination of discounting cash flows and using quoted credit spreads for similar securities and thus classified as level 2. Structured bond debt use unobservable inputs and model valuation and is classified as level 3. Financial derivatives on the liability side are both level 2 and 3, see discussion above for financial derivative assets. Other liabilities are specified in note 21 and are valued using discounting techniques and observable market data and as such are classified as level 2. Subordinated debt is valued using discounted cashflow methods but with credit spread adjustments obtained from arranger banks only. These are indicative spreads and not publicly available hence the valuation technique uses unobservable inputs and is classified as level 3.

Financial liabilities measured at fair value through profit or loss:

PARENT COMPANY/GROUP
	December 31, 2014				December 31, 2013
(NOK thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Non-structured bond debt	0	27,915,854	0	27,915,854	0	27,762,036	0	27,762,036
Structured bond debt	0	0	19,922,094	19,922,094	0	0	25,502,228	25,502,228
Financial derivatives	0	4,215,321	913,308	5,128,629	0	2,937,093	2,208,197	5,145,290
Other derivatives	0	4,513,617	0	4,513,617	0	4,455,082	0	4,455,082
Subordinated debt	0	0	964,978	964,978	0	0	901,750	901,750
Total fair value	0	36,644,792	21,800,380	58,445,172	0	35,154,211	28,612,175	63,766,386

The movements of level 3 assets and liabilities are shown as follows:

Financial assets measured at fair value through profit or loss based on level 3 inputs:

PARENT COMPANY/GROUP
	2014				2013
(NOK thousands)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	475,818	22,579,895	1,427,521	24,483,234	525,542	39,372,552	4,541,863	44,439,957
Total gains or losses *)	69,490	2,584,414	412,351	3,066,255	29,750	1,100,159	(1,205,896)	(75,987)
Issues	0	0	0	0	0	0	0	0
Settlements	(161,038)	(11,692,926)	(432,179)	(12,286,143)	(79,474)	(17,892,816)	(1,908,446)	(19,880,736)
Transfers into level 3	0	0	0	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0	0	0	0
Closing balance	384,270	13,471,383	1,407,693	15,263,346	475,818	22,579,895	1,427,521	24,483,234
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	69,490	2,584,414	1,253,059	3,906,963	29,750	1,100,159	(526,973)	602,936

*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

Financial liabilities measured at fair value through profit or loss based on level 3 inputs:

PARENT COMPANY/GROUP
	2014					2013
(NOK thousands)	Structured bond debt	Financial derivatives	Subordinated debt	Capital contribution services	Total	Structured bond debt	Financial derivatives	Subordinated debt	Capital contribution services	Total
Opening balance	25,502,228	2,208,197	901,750	0	28,612,175	42,275,265	5,126,980	990,327	449,790	48,842,362
Total gains or losses *)**)	8,211,629	(850,483)	63,228	0	7,424,374	11,878,753	(1,537,484)	(88,577)	0	10,252,692
Issues	0	0	0	0	0	0	0	0	0	0
Settlements	(13,791,763)	(444,406)	0	0	(14,236,169)	(28,651,790)	(1,381,299)	0	(449,790)	(30,482,879)
Transfers into level 3	0	0	0	0	0	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0	0	0	0	0	0
Closing balance	19,922,094	913,308	964,978	0	21,800,380	25,502,228	2,208,197	901,750	0	28,612,175
Total gains or losses *)**) for the period in profit or loss for assets held at the end of the reporting period	7,272,599	(179,475)	63,228	0	7,156,352	6,740,757	(858,559)	(88,577)	0	5,793,621

*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.

4.3 Measurement categories

The classes of financial instrument fall into the following measurement categories (carrying amounts in NOK thousands):

PARENT COMPANY
	2014				2013
FINANCIAL ASSETS	FVO1)	HFT2)	L&R3)	TOTAL	FVO1)	HFT2)	L&R3)	TOTAL
Loans due from credit institutions	12,178,309	0	189,496	12,367,805	17,494,583	0	207,436	17,702,019
Loans due from customers	15,206,829	0	18,164,987	33,371,816	25,390,064	0	21,972,838	47,362,902
Securities	1,699,089	26,292,306	0	27,991,395	2,377,543	24,084,759	0	26,462,302
Financial derivatives	0	7,070,531	0	7,070,531	0	5,499,731	0	5,499,731
Other assets	3,180,785	0	1,439,554	4,620,339	2,927,157	0	633,262	3,560,419
TOTAL	32,265,012	33,362,837	19,794,037	85,421,886	48,189,347	29,584,490	22,813,536	100,587,373

FINANCIAL LIABILITIES	FVO1)	HFT2)	OLB4)	TOTAL	FVO1)	HFT2)	OLB4)	TOTAL
Non-strucured bond debt	27,915,854	0	18,575,010	46,490,864	27,762,036	0	22,578,283	50,340,319
Structured bond debt	19,922,094	0	0	19,922,094	25,502,228	0	0	25,502,228
Financial derivatives	0	5,128,629	0	5,128,629	0	5,145,290	0	5,145,290
Other liabilities	4,513,617	0	88,324	4,601,941	4,455,082	0	156,405	4,611,487
Subordinated debt	964,978	0	0	964,978	901,750	0	0	901,750
TOTAL	53,316,543	5,128,629	18,663,334	77,108,506	58,621,096	5,145,290	22,734,688	86,501,074

1) FVO: Financial instrument at fair value through profit or loss - designated at initial recognition (fair value option)

2) HFT: Financial instrument at fair value through profit or loss - held for trading

3) L&R: Financial instrument at amortized cost - loans and receivables

4) OLB: Financial instrument at amortized cost - other liabilities

GROUP
	2014				2013
FINANCIAL ASSETS	FVO1)	HFT2)	L&R3)	TOTAL	FVO1)	HFT2)	L&R3)	TOTAL
Loans due from credit institutions	12,178,309	0	192,080	12,370,389	17,494,583	0	209,430	17,704,013
Loans due from customers	15,206,829	0	18,164,987	33,371,816	25,390,064	0	21,972,838	47,362,902
Securities	1,699,089	26,292,306	0	27,991,395	2,377,543	24,084,759	0	26,462,302
Financial derivatives		7,070,531	0	7,070,531	0	5,499,731	0	5,499,731
Other assets	3,180,785	0	1,423,476	4,604,261	2,927,157	0	618,002	3,545,159
TOTAL	32,265,012	33,362,837	19,780,543	85,408,392	48,189,347	29,584,490	22,800,270	100,574,107

FINANCIAL LIABILITIES	FVO1)	HFT2)	OLB4)	TOTAL	FVO1)	HFT2)	OLB4)	TOTAL
Non-strucured bond debt	27,915,855	0	18,575,010	46,490,865	27,762,036	0	22,578,283	50,340,319
Structured bond debt	19,922,093	0	0	19,922,093	25,502,228	0	0	25,502,228
Financial derivatives	0	5,128,629	0	5,128,629	0	5,145,290	0	5,145,290
Other liabilities	4,513,617	0	85,882	4,599,499	4,455,082	0	152,403	4,607,485
Subordinated debt	964,978	0	0	964,978	901,750	0	0	901,750
TOTAL	53,316,543	5,128,629	18,660,892	77,106,064	58,621,096	5,145,290	22,730,686	86,497,072

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

3) L&R: Financial instrument at amortized cost - loans and receivables

4) OLB: Financial instrument at amortized cost - other liabilities

4.4 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

PARENT COMPANY
	December 31, 2014		December 31, 2013
(NOK thousands)	Fair value	Carrying value	Fair value	Carrying value
ASSETS
Loans due from credit institutions	12,311,857	12,367,805	17,681,657	17,702,019
Loans due from customers	36,447,805	33,371,816	50,958,657	47,362,902
Securities	27,991,395	27,991,395	26,462,302	26,462,302
Financial derivatives	7,070,531	7,070,531	5,499,731	5,499,731
Other assets	4,620,339	4,620,339	3,560,419	3,560,419

LIABILITIES
Non-structured bond debt	48,879,447	46,490,864	53,032,408	50,340,319
Structured bond debt	19,922,094	19,922,094	25,502,228	25,502,228
Financial derivatives	5,128,629	5,128,629	5,157,290	5,157,290
Other liabilities	4,606,863	4,601,941	4,617,648	4,611,486
Subordinated debt	964,978	964,978	901,750	901,750

GROUP
	December 31, 2014		December 31, 2013
(NOK thousands)	Fair value	Carrying value	Fair value	Carrying value
ASSETS
Loans due from credit institutions	12,314,440	12,370,388	17,683,650	17,704,012
Loans due from customers	36,447,805	33,371,816	50,958,657	47,362,902
Securities	27,991,395	27,991,395	26,462,302	26,462,302
Financial derivatives	7,070,531	7,070,531	5,499,731	5,499,731
Other assets	4,604,261	4,604,261	3,545,159	3,545,159

LIABILITIES
Non-structured bond debt	48,879,447	46,490,864	53,032,408	50,340,319
Structured bond debt	19,922,094	19,922,094	25,502,228	25,502,228
Financial derivatives	5,128,629	5,128,629	5,157,290	5,157,290
Other liabilities	4,604,421	4,599,499	4,613,647	4,607,485
Subordinated debt	964,978	964,978	901,750	901,750
F-18

5 NET GAINS/(LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE

Net realized and unrealized gains/(losses) on financial instruments at fair value:

PARENT COMPANY/GROUP
(NOK thousands)	2014	2013	2012
Securities 1)	14,223	41,543	69,164
Financial derivatives	(62,648)	(117,001)	(70,788)
Other financial instruments at fair value 5)	(4,012)	50,679	(1,561)
Net realized gains/(losses)	(52,437)	(24,779)	(3,185)

Loans due from credit institutions 6)	(18,398)	315,268	228,030
Loans due from customers	12,851	(36,869)	(13,509)
Securities 2)	416,303	196,975	1,168,922
Financial derivatives 3)	2,879,963	6,057,501	10,917,826
Commercial paper debt 4)	0	0	(1,499)
Bond debt 4)	(9,312,756)	(13,845,017)	(37,865,791)
Subordinated debt and capital contribution securities 4)	(103)	(35,588)	(259,261)
Other financial instruments at fair value	5,152	(6,628)	12,814
Net unrealized gains/(losses)	(6,016,988)	(7,354,358)	(25,812,468)

NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(6,069,425)	(7,379,137)	(25,815,653)

1)	Net realized gains/(losses) on securities:

PARENT COMPANY/GROUP
(NOK thousands)	2014	2013	2012
Securities held for trading	14,223	17,784	42,617
Securities designated as at fair value at initial recognition	0	23,759	26,547
TOTAL	14,223	41,543	69,164

2)	Net unrealized gains/(losses) on securities:

PARENT COMPANY/GROUP
(NOK thousands)	2014	2013	2012
Securities held for trading	442,034	208,585	884,369
Securities designated as at fair value at initial recognition	(25,731)	(11,610)	284,553
TOTAL	416,303	196,975	1,168,992

3)	The Portfolio Hedge Agreement entered into in March 2008, further described in note 12 of this report, is included with a loss of NOK 382 million in 2014 and a loss of NOK 295 million in 2013.
4)	In 2014, Eksportfinans had an unrealized loss of NOK 9,313 million (loss of NOK 13,881 million in 2013) on its own debt.
5)	Realized gains related to the Glitnir trial is included with NOK 17 million as of December 31, 2013.
6)	Reversed previous unrealized loss related to the Glitnir trial, is included with a gain of NOK 264 million as of December 31, 2013

See note 30.4 for a presentation of the above tables through the eyes of management.

6 LEASES

Eksportfinans’ subsidiary EDM 15 leases parts of its office building to unrelated parties under operating lease contracts, with lease terms generally between five and ten years. The future minimum lease payments receivable under non-cancelable operating leases in the aggregate and for each of the following periods is shown in the table below:

GROUP
(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013
Up to and including one year	14,522	11,726
From 1 year up to and including 3 years	12,865	15,000
From 3 years up to and including 5 years	10,341	9,201
After 5 years *)	17,433	20,800
TOTAL PAYMENTS RECEIVABLE	55,161	56,727

*) Beginning July 1, 2013 Electromagnetic Geoservice is leasing part of our office building, with a 10 year lease contract.

7 OTHER INCOME

PARENT COMPANY				GROUP
2014	2013	2012	(NOK thousands)	2014	2013	2012
0	968	1,673	Rental income	12,192	6,590	1,673
0	1,206	6,392	Rental income investment property	0	1,206	6,392
426	178	54,108	Services to subsidiary *)	0	0	54,108
0	145,869	0	Net income on sale of building to subsidiary	0	0	0
(128)	(2,975)	(2,071)	Other income /(expenses) **)	(128)	(2,975)	(2,071)
298	145,246	60,102	TOTAL	12,064	4,821	60,102

*) The income from the subsidiary relates to management services from August 1 to December 31, 2013.

**) 2013 amount relates to impairment on technical equipment.

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

The actuarial calculations are based on the following assumptions:

PARENT COMPANY/GROUP
EXPENSES			COMMITMENTS
2014	2013	(Percent)	Dec. 31, 2014	Dec. 31, 2013
4.00	3.80	Discount rate	2.30	4.00
4.00	3.80	Expected return on plan assets	2.30	4.00
3.75	3.50	Future salary increases	3.20	3.75
3.50	3.25	Future basic amount increase	3.00	3.50
2.25	2.25	Future pension increases	2.25	2.25
K2013BE	K2013BE	Demographic assumption about mortality rate *)	K2013BE	K2013BE

*) Statistical assumptions about mortality, as officially calculated in 2005 and 2013.

The pension expenses consist of the following components:

PARENT COMPANY/GROUP
(NOK thousands)	2014	2013	2012
Current service cost	9,390	8,506	16,188
Interest cost	2,425	2,357	7,091
Expected return on plan assets	0	0	(2,689)
Curtailment	0	0	(66,068)
Social security tax	918	272	(6,411)
TOTAL PENSION EXPENSES	12,733	11,135	(51,889)

The amounts in the balance sheet are determined as follows:

PARENT COMPANY/GROUP
(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013

Present value of funded obligations	173,236	121,607
Fair value of plan assets	98,673	88,497
Underfunded/(funded) status of funded obligations	74,563	33,110

Present value of unfunded obligations	62,157	42,349
Underfunded/(funded) status of all obligations	136,720	75,459

NET PENSION LIABILITY	136,720	75,459

Pension liabilities in the balance sheet	136,720	75,459
NET PENSION LIABILITY	136,720	75,459
Social security tax included	16,709	9,376

The movement in the defined benefit obligation over the year is as follows:

PARENT COMPANY/GROUP
(NOK thousands)	2014	2013	2012
Beginning of year	163,956	163,975	314,159
Current service cost, excluding social security taxes	9,390	8,506	16,188
Interest cost	5,995	5,670	7,091
Actuarial losses/(gains)	60,721	882	(38,486)
Social security tax	631	(689)	(6,643)
Benefits paid	(5,300)	(8,713)	(9,785)
Curtailments	0	(5,675)	(118,335)
OBLIGATION AT AND OF YEAR	235,393	163,956	164,189

Curtailments are mainly related to reduction of members in the pension plan.

The contributions expected to be paid to the company’s pension schemes in 2015 is NOK 5 million.

The movement in the fair value of plan assets of the year is as follows:

PARENT COMPANY/GROUP
(NOK thousands)	2014	2013	2012
Beginning of year	88,497	84,032	129,655
Interest income	3,457	3,190	1,761
Actuarial gains/(losses)	4,524	3,054	0
Curtailment	113	122	(40,817)
Employer contributions	6,099	5,417	0
Benefits paid	(4,017)	(7,318)	(8,138)
ASSETS AT END OF YEAR	98,673	88,497	82,461

A quantitative sensitivity analysis for significant assumptions as at December 31, 2014 is as shown below:

PARENT COMPANY/GROUP
Assumptions	Discount rate		Future salary increases		Future pension cost increase
	1%	1%	1%	1%	1%	1%
Sensitivity level	increase	decrease	increase	decrease	increase	decrease
Impact on the net defined benefit obligation	192,471	292,752	258,283	215,181	274,693	203,716
Estimated change net pension cost 2016	9,782	17,678	15,573	10,944	15,732	10,990
Estimated change service cost 2016	6,767	11,666	10,515	7,328	10,324	7,599

Plan assets are invested as follows (according to regulatory guidelines established for life insurance companies):

PARENT/GROUP
(Percent)	Dec. 31, 2014	*	Dec. 31, 2013
Equity securities	11		9
Debt securities	71		76
Property	14		14
Other assets	3		2
TOTAL PLAN ASSETS	100		100

(Percent)	2014		2013
Actual return on plan assets	4.1		5.3

*Figures as per September 30, 2014, due to lack of figures from life insurance company.

Historical development of the pension liabilities:

PARENT COMPANY/GROUP
	December 31,
(NOK thousands)	2014	2013	2012	2011	2010

Present value of defined benefit obligations	235,393	163,956	164,189	314,159	222,177
Fair value of plan assets	98,673	88,497	82,461	129,655	116,513
Pension plan deficit/(surplus)	136,720	75,459	81,728	184,504	105,664

NET RECORDED PENSION LIABILITY/(ASSET)	136,720	75,459	81,728	184,504	76,859

Actuarial losses/(gains) for the year related to obligations	61,359	4,167	(38,486)	78,161	16,795
Actuarial gains/(losses) for the year related to assets	4,524	3,054	0	166	1,573

9 SALARIES AND OTHER ADMINISTRATIVE EXPENSES

PARENT COMPANY				GROUP
2014	2013	2012	(NOK thousands)	2014	2013	2012
84,883	75,495	80,894	Salaries, pension expenses and social security	84,883	75,495	80,894
68,642	61,980	37,586	Administrative expenses	69,352	62,055	37,586
153,525	137,475	118,480	TOTAL	154,235	137,550	118,480

10 OTHER EXPENSES

PARENT COMPANY				GROUP
2014	2013	2012	(NOK thousands)	2014	2013	2012
2,891	3,590	2,941	Building service	6,081	4,987	2,941
0	60	485	Building service investment property	0	60	485
12,455	7,903	4,910	Other expenses	4,271	4,405	4,910
15,346	11,553	8,336	TOTAL	10,352	9,452	8,336

11 INCOME TAXES

Taxes payable:

PARENT COMPANY						GROUP
2014	2013	2012	(NOK thousands)	2014	2013	2012

(5,784,033)	(6,701,743)	(24,659,396)	Pre-tax operating profit/(loss)	(5,779,279)	(6,844,486)	(24,659,396)
520	328	905	Permanent differences	520	328	905
7,164,887	6,595,391	25,794,334	Change in temporary differences	7,162,725	6,489,652	25,794,334
1,381,374	(106,024)	1,135,843	Taxable income	1,383,966	(354,506)	1,135,843

372,971	0	318,905	Current taxes	373,671	0	318,905
(26,514)	(28,627)	0	Change in last year's tax provision	39,284	(95,717)	0
15,173	341	0	Other current tax adjustments	15,157	341	0
(1,934,520)	(1,928,382)	(7,222,414)	Change in deferred taxes	(1,933,920)	(1,899,832)	(7,222,414)
(1,572,890)	(1,956,668)	(6,903,509)	Total income taxes in income statement	(1,505,808)	(1,995,208)	(6,903,509)

372,971	0	318,905	Current taxes in statement of income	373,671	0	318,905
(756)	(748)	(845)	Withholding tax already paid	(756)	(748)	(845)
0	748	(869)	Other effects	(796)	748	(869)
372,215	0	317,191	Taxes payable in balance sheet	372,119	0	317,191

Deferred tax liability / deferred tax assets:

PARENT COMPANY					GROUP
2014	2013	2012	(NOK thousands)	2014	2013	2012

2,162,661	4,120,655	11,343,069	Deferred tax/(deferred tax assets) beginning of year	2,142,120	4,120,655	11,343,069
(26,514)	0	0	Deferred tax/(deferred tax assets) beginning of year adjustment	39,284	0	0

814	(104,581)	1,941	Excess book value over tax depreciation	772	1,158	1,941
(3,449)	277,769	234,407	Accounts receivables	(3,449)	277,769	234,407
1,587,667	6,933,821	10,897,715	Mark-to-market adjustments financial instruments	1,587,667	6,933,821	10,897,715
(61,260)	(8,973)	15,995	Employee retirement plan	(61,261)	(8,973)	15,995
(9,313,060)	(13,890,403)	(38,113,315)	Debt at fair value	(9,312,971)	(13,890,403)	(38,113,315)
208,068	0	0	Deficit that can be carried forward	210,273	0	0
416,303	196,976	1,168,922	Securities	416,303	196,976	1,168,922
(7,164,917)	(6,595,391)	(25,794,335)	Change in tax-increasing temporary differences	(7,162,666)	(6,489,652)	(25,794,335)

201,628	2,162,661	4,120,655	Deferred tax/(deferred tax assets) end of year	229,484	2,142,120	4,120,655

Temporary differences:

PARENT COMPANY					GROUP
Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012	(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012

(1,181)	(2,185)	100,549	Excess book value over tax depreciation	101,996	103,554	100,549
410	3,860	(273,909)	Accounts receivables	410	3,860	(273,909)
948,335	(639,332)	(7,573,154)	Mark-to-market adjustments financial instruments	948,335	(639,332)	(7,573,154)
(136,720)	(75,459)	(66,486)	Employee retirement plan	(136,720)	(75,459)	(66,486)
575,721	9,888,751	23,779,154	Debt at fair value	575,751	9,888,752	23,779,154
(639,800)	(1,056,103)	(1,253,079)	Securities	(639,800)	(1,056,103)	(1,253,079)
746,765	8,119,532	14,703,075	Total tax-increasing temporary differences	849,972	8,225,272	14,703,075

201,628	2,162,661	4,120,655	Tax on temporary differences	229,484	2,124,120	4,120,655

Reconciliation of income taxes:

PARENT COMPANY				GROUP
2014	2013	2012	(NOK thousands)	2014	2013	2012

(5,784,033)	(6,701,743)	(24,659,396)	Pre-tax operating profit/(loss) from continuing operations	(5,779,279)	(6,844,486)	(24,659,396)
(1,561,689)	(1,876,488)	(6,904,631)	Tax calculated at a 28 % nominal tax rate	(1,560,405)	(1,916,456)	(6,904,631)

			Tax effect of:
0	(80,520)	0	- Change in tax rate for deferred taxes to 27%	0	(78,708)	0
140	(92)	53	- Permanent differences	140	(92)	53
15,173	(238)	0	- Actuarial losses according to IAS19R	15,173	(238)	0
(26,514)	670	869	- Other items	39,284	286	869
(11,201)	(80,180)	1,122	Total tax effects	54,597	(78,752)	1,122

(1,572,890)	(1,956,668)	(6,903,509)	Taxes / (tax income) in the income statement	(1,505,808)	(1,995,208)	(6,903,509)

27.2%	29.2%	28.0%	Effective tax rate of taxes in the income statement	26.1%	29.2%	28.0%
-0.2%	-2.2%	0.0%	Tax effect from reconciliation items above	0.9%	-2.2%	0.0%
27.0%	27.0%	28.0%	Tax rate after reconciliation	27.0%	27.0%	28.0%

27.0%	27.0%	28.0%	Applicable tax rate	27.0%	27.0%	28.0%
0.0%	0.0%	0.0%	Difference	0.0%	0.0%	0.0%

27%	27%	28%	Applied tax rate	27%	27%	28%

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

Eksportfinans has active CSA agreements with 30 different counterparties as of December 31, 2014. As of December 31, 2014, 90 percent of the CSA's have daily collateral exchange, around the same as of December 31, 2013. Eksportfinans accepts only cash as collateral. As of December 31, 2014, 99 percent of total number of derivative transactions and 95 percent of total derivative exposures are covered under CSA agreements, which is about the same as of December 31, 2013.

The following overview of financial derivatives shows the nominal gross amounts and the fair value of the agreements involved:

PARENT COMPANY/GROUP	Dec. 31, 2014		Dec. 31, 2013
(NOK thousands)	Notional	Fair value	Notional	Fair value
Interest rate derivatives	78,690,876	817,128	88,297,335	1,235,529
Currency rate derivatives	20,564,289	905,083	31,515,380	(343,662)
Interest and currency rate derivatives	49,475,634	1,126,428	64,460,946	116,540
Equity derivatives	1,406,623	55,130	7,785,381	(43,701)
Portfolio Hedge Agreement	5,000,000	(1,038,381)	5,000,000	(462,533)
108 derivatives	16,502,716	30,721	21,389,471	16,287
Other financial derivatives	232,062	45,793	205,462	(164,018)
TOTAL	171,872,200	1,941,902	218,653,975	354,441

Financial derivatives assets		7,070,531		5,499,731
Financial derivatives liabilities		5,128,629		5,145,290
NET DERIVATIVES		1,941,902		354,441

The notional is defined as the principal amount of the agreement at year-end.

Interest rate derivatives cover:

▪	Interest rate swaps – agreements to swap the nominal interest rates payable within a certain period.
▪	Forward rate agreements (FRAs) – agreements that fix the rate of interest to a nominal amount for a future period.
▪	Agreements that set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.

Currency rate derivatives cover:

▪	Forward purchases/sales agreements – agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.
▪	Short-term currency swap agreements (FX swaps) – agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.
F-23

Combined interest rate and foreign exchange rate derivatives cover:

▪	Interest and foreign currency swaps – long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.

Interest and foreign exchange swaps combined with other interest and foreign currency derivatives include the following:

-	Agreements which set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.
-	Foreign currency options – agreements that offer the right – but no obligation – to sell or buy a certain nominal amount at a pre-determined rate.
-	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.
-	Call or put options – agreements that give the right to cancel the agreement before its maturity date, or to extend the agreement.

Equity derivatives cover:

▪	Interest and foreign currency swaps combined with agreements that relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed-upon level.
▪	Interest and foreign currency swaps combined with stock options – agreements that offer the right – but no obligation – to sell or purchase a defined number of shares at a pre-determined, agreed-upon price.

Portfolio hedge agreement (PHA):

▪	The background for introducing a Portfolio Hedge Agreement (PHA) back in March 2008 was to mitigate the market risk in the company’s investment portfolio. Unrealized losses in this portfolio significantly reduced the company’s capital base. Continuing volatility in capital markets in general and risk for further deterioration of the company’s capital base led to discussions on how to hedge the market risk in this portfolio. The company was at the time of the opinion that the unrealized losses would reverse and that hedging in the market (e.g. through Credit Default Swaps) would be very expensive. By creating a tailor-made derivative with the majority of the owners that would offset market risk for the company and at the same time give the owners all potential upside was seen as an optimal solution.
▪	The negotiated PHA agreement indemnifies the company’s former investment portfolio (now denoted the PHA portfolio) from losses from both market risk and credit risk. The indemnification covered further losses up to NOK 5 billion, as gains or losses from inception of the agreement and until the last security matures is at the risk of the guarantor syndicate. The NOK 5 billion limit of the guarantee is in fact a put option for the syndicate in that their potential losses are capped at NOK 5 billion while they have all the potential upside. The company pays a monthly fee of NOK 5 million for the guarantee. The market value of the PHA agreement hence consists of three parts: the market value fluctuations of the underlying portfolio, the value of the put option, the net present value of the remaining monthly fees. The portfolio market value component of the PHA agreement offsets the changes in market value of the portfolio in the statement of financial position.
▪	After considering the economic hedging impact of the PHA agreement, the company is exposed to credit risk through the risk of potential defaults among syndicate members and both credit risk and market risk if the NOK 5 billion cap is reached. The default risk of syndicate members is monitored daily as part of the company’s exposure monitoring. The probability of the PHA agreement reaching the cap of the indemnification is currently negligible. Since inception of the agreement this probability has had a maximum of approximately 0.5 percent in November 2008 where around NOK 2.7 billion of the NOK 5 billion was utilized. Currently, Eksportfinans owe NOK 848 million to the guarantors. Furthermore, the portfolio is currently smaller due to maturities (no additional investments are done in the portfolio) further reducing the probability of reaching the cap.

108 Agreement derivatives:

▪	The 108 Agreement is a government supported arrangement to facilitate lending to companies involved in the Norwegian export industry. It provides coverage of interest rate risk and foreign exchange risk for qualifying lending, borrowing and liquidity. The aim of the Agreement is to provide a fixed Norwegian krone based margin on qualifying OECD loans by compensating for interest rates and foreign currency differences between the lending and the funding. Settlement accounts are utilized to keep track of differences between actual amounts of lending and borrowing rates and the margin stipulated by the agreement. The net amount of settlement to be refunded by the government is included in the line item ”Other assets” in the statement of financial position.
▪	Certain components of the 108 Agreement which compensate the company for gains and losses on certain lending and borrowing transactions covered by the 108 Agreement due to differences in interest rates and foreign exchange rates, meet the definition of financial derivatives in IAS 39. The following summarizes the accounting treatment for the different features of the 108 Agreement:
-	The Government subsidies provided to the company are treated as government grants in accordance with IAS 20. Government grants are recognized in income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis.
-	Those grants relating to the variable rate borrowing meet the definition of a derivative in accordance with IAS 39. On day 1, the derivative will be recorded on the balance sheet at fair value. The corresponding entry will be posted to 'deferred revenue' in accordance with the treatment for government grants noted above. On subsequent measurements of the derivative, the changes in its fair value is recorded in the income statement.
-	Those grants relating to fixed rate borrowings and loans and denominated in NOK currency, do not meet the definition of a derivative in accordance with IAS 39.
-	Grants denominated in a foreign currency meet the definition of a derivative in accordance with IAS 39. The foreign currency component would not be separated from the entire agreement contract. Therefore the valuation of the derivative would include the foreign currency component plus the fixed margin relating to the fixed rate loans and borrowings. Similar to the treatment described in the second bullet point above, the initial gain would be deferred and the subsequent changes in the fair value of the derivative would be recognized in the income statement.
▪	The embedded derivatives in the 108 Agreement are recognized in the balance sheet as an asset or a liability depending on the net fair value of the derivatives at the reporting date.

Other financial derivatives cover:

▪	Interest and foreign currency swaps combined with agreements that provide the option to receive physical securities (such as U.S. Treasury bonds) in exchange for the nominal amount of the agreement.
▪	Credit linked swaps – interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in the form of one or several bonds.
F-24

▪	Commodity derivatives – interest and foreign currency swaps combined with agreements which relate to the future price level of a commodity or commodity index in relation to a pre-determined agreed price.

The financial derivatives as described above are used in the risk management of the company with the purpose of obtaining economic hedging. For a quantitative analysis of the impact of these economic hedging relationships, see note 29.4.

13 LOANS DUE FROM CREDIT INSTITUTIONS AND CUSTOMERS

Loans due from credit institutions:

GROUP
(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013
Cash equivalents 1)	6,013,310	6,253,706
Other bank deposits and claims on banks	172,644	(228,466)
Loans to other credit institutions, nominal amount 2)	6,267,975	11,765,218
Accrued interest on loans and unamortised premium/discount on purchased loans	(15,872)	(5,803)
Adjustment to fair value on loans	(67,669)	(80,643)
TOTAL	12,370,388	17,704,012

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.

2) The company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.

Loans due from customers:

GROUP
(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013
Loans due from customers, nominal amount	32,906,310	46,802,540
Accrued interest on loans and unamortised premium/discount on purchased loans	397,774	474,231
Adjustment to fair value on loans	67,732	86,131
TOTAL	33,371,816	47,362,902

Total loans:

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

GROUP
(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013
Loans due from other credit institutions	6,267,975	11,765,218
Loans due from customers	32,906,310	46,802,540
TOTAL NOMINAL AMOUNT	39,174,285	58,567,758

See note 2.5.2.2 for a description of which loans are measured at amortized cost and which are measured as at fair value through profit or loss.

Loans by categories:

GROUP
(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013
Commercial loans	21,333,204	36,967,054
Government-supported loans	17,841,081	21,600,704
TOTAL NOMINAL AMOUNT	39,174,285	58,567,758

Ships	17,442,981	21,630,212
Capital goods	10,112,096	13,677,395
Export-related and international activities *)	8,534,870	16,322,387
Direct loans to Norwegian local government sector	2,345,394	3,512,339
Municipal-related loans to other credit institutions	700,000	3,388,000
Loans to employees	38,944	37,425
TOTAL NOMINAL AMOUNT	39,174,285	58,567,758

Amount included that is expected to be settled after more than twelve months	29,216,976	44,013,881

*) Export-related and international activities consist of loans to the following categories of borrowers:

GROUP
(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013
Shipping	2,934,230	3,445,671
Renewable energy	1,950,000	4,993,750
Real estate management	994,737	849,625
Infrastructure	977,296	1,289,592
Banking and finance	625,913	2,684,001
Oil and gas	484,858	595,744
Consumer goods	449,848	1,830,804
Environment	117,675	632,261
Other categories	313	939
TOTAL NOMINAL AMOUNT	8,534,870	16,322,387

14 INTANGIBLE ASSETS

The company’s intangible assets consist mainly of software systems.

(NOK thousands)	Intangible assets

Book value at January 1, 2014	5,417
Additions during the year	390
Disposals during the year	68
Impairment	0
Depreciation during the year	2,164
Book value at December 31, 2014	3,575

Cost at December 31, 2014	86,561
Total accumulated depreciation at December 31, 2014	82,986
Book value at December 31, 2014	3,575

Book value at January 1, 2013	9,281
Additions during the year	861
Impairment	0
Depreciation during the year	4,725
Book value at December 31, 2013	5,417

Cost at December 31, 2013	86,239
Total accumulated depreciation at December 31, 2013	80,822
Book value at December 31, 2013	5,417

Useful life	5-7 years
Depreciation rates	14-20%

Depreciation of intangible assets is included in the line item 'Depreciation' in the statement of comprehensive income.

15 PROPERTY, EQUIPMENT AND INVESTMENT PROPERTY

PARENT COMPANY						GROUP
Equipment	Buildings and land at own use	Investment property	Total	(NOK thousands)	Equipment	Buildings and land at own use	Investment property	Total
8,873	0	0	8,873	Book value at January 1, 2014	8,873	131,271	73,083	213,227
949	0	0	949	Additions during the year	2,316	9,788	5,999	18,103
435	0	0	435	Disposals during the year	435	0	0	435
0	0	0	0	Impairment / (reversal of impairment)	0	0	0	0
2,249	0	0	2,249	Depreciation during the year	2,386	7,015	4,300	13,701
7,138	0	0	7,138	Book value at December 31, 2014	8,368	134,044	74,782	217,194

96,098	0	0	96,098	Cost at December 31, 2014	97,465	181,994	104,210	383,669
88,960	0	0	88,960	Total accumulated depreciation at December 31, 2014	89,097	47,950	29,428	166,475
7,138	0	0	7,138	Book value at December 31, 2014	8,368	134,044	74,782	217,194

10,815	126,190	70,010	207,015	Book value at January 1, 2013	10,815	126,190	70,010	207,015
1,994	9,632	5,903	17,529	Additions during the year	1,994	13,116	8,038	23,148
1,073	1,789	1,096	3,958	Disposals during the year	1,073	1,789	1,096	3,958
0	(25)	25	0	Impairment / (reversal of impairment)	0	(25)	25	0
2,863	3,576	2,192	8,631	Depreciation during the year	2,863	6,271	3,844	12,978
0	130,482	72,600	203,082	Disposals during the year: sale to subsidiary August 1, 2013	0	0	0	0
8,873	0	0	8,873	Book value at December 31, 2013	8,873	131,271	73,083	213,227

95,584	0	0	95,584	Cost at December 31, 2013	95,584	172,206	98,211	366,001
86,711	0	0	86,711	Total accumulated depreciation at December 31, 2013	86,711	40,935	25,128	152,774
8,873	0	0	8,873	Book value at December 31, 2013	8,873	131,271	73,083	213,227

3-7 years	4-67 years	4-67 years		Useful life	3-7 years	4-67 years	4-67 years
14-33%	1.5-25%	1.5-25%		Depreciation rates	14-33%	1.5-25%	1.5-25%

Book value for property, equipment and investment property in the parent company and in the group equals cost less accumulated depreciation. Fair value of the investment property at the balance sheet date is estimated to approximately NOK 160 million. This is based on estimates prepared by a qualified, independent real estate appraiser as of January 20, 2015. The fair value is calculated based on the discounted cash flow method. The fair value of the investment property is calculated using unobservable inputs and is therefore placed in Level 3 in the fair value hierarchy.

Income and expenses related to the investment property are specified in note 7 and 10 respectively.

16 OTHER ASSETS

PARENT COMPANY			GROUP
Dec. 31,2014	Dec. 31,2013	(NOK thousands)	Dec. 31,2014	Dec. 31,2013
182,279	474,096	Settlement account 108 Agreement	182,279	474,096
3,180,785	2,927,157	Cash collateral	3,180,785	2,927,157
1,114,980	0	Collateral deposit *	1,114,980	0
142,295	159,166	Other	126,217	143,906
4,620,339	3,560,419	TOTAL	4,604,261	3,545,159

*The Collateral deposit relates to a USD 150 million deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount ca be adjusted up or down depending on settlement activity of Eksportfinans. The deposit shall stay in place while any secured obligations are in place. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the Deposit in or towards satisfaction of all or any part of the secured obligations.

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

The company’s debt issuance is dictated by demand on the lending side of the business. No funding was raised in the capital markets in 2014 or 2013.

Commercial paper can be used for bridge financing as and when required.

Outstanding amounts and interest rates related to bond debt and commercial paper debt:

PARENT COMPANY/GROUP
(NOK thousands)	2014	2013
Amount outstanding at year-end	66,412,958	75,842,547
Maximum amount outstanding	80,495,894	113,071,716
Average amount outstanding	73,269,103	89,699,065
Average interest rate	1.95%	2.57%

Structure composition of bond debt and commercial paper debt:

PARENT COMPANY / GROUP
(NOK thousands)	2014	2013
Non-structured	47,688,782	51,529,910
Equity linked	1,110,203	7,041,911
Foreign exchange linked	13,704,783	12,325,851
Commodity linked	19,825	11,594
Other structures	3,889,365	4,933,281
TOTAL	66,412,958	75,842,547

18 LOANS TO ELECTED OFFICERS

No loans have been provided to any elected officers, except for loans to the employees’ representatives, which are included in loans to employees in note 13.

To companies in which Eksportfinans’ board members, members of control committee or chairman of the council of representatives are board members, no loans were provided as of December 31, 2014 and as of December 31, 2013.

Bank deposits are not defined as loans. These loans are granted as loans at ordinary terms to customers.

19 PROVISIONS

PARENT COMPANY / GROUP
(NOK thousands)	Dec. 31,2014	Dec. 31,2013
Pensions	136,720	76,043
Salaries and social security	24,739	20,928
TOTAL	161,459	96,971

20 INTRAGROUP ACCOUNTS

Operating income received from companies that were subsidiaries at the end of the year, are included in the statement of comprehensive income for the parent company, under the following line items:

(NOK thousands)	Dec 31,2014	Dec 31,2013
Income related to the sale of property, equipment and investment property to EDM 15.	0	145,869
Other income	426	178
Other expenses	8,185	3,498
TOTAL	(7,759)	142,549

Transactions with companies that were subsidiaries at the end of the year, are included in the following line items in the balance sheet of the parent company:

(NOK thousands)	Dec 31,2014	Dec 31,2013
Intragroup receivables due from Eiendomsselskapet DM15	16,315	18,649
Outstanding liabilities related to leases	2,692	8,303
TOTAL	13,623	10,346

21 OTHER LIABILITIES

PARENT COMPANY			GROUP
Dec. 31,2014	Dec. 31,2013	(NOK thousands)	Dec. 31,2014	Dec. 31,2013
43,990	46,965	Grants to mixed credits	43,990	46,965
4,508,349	4,450,264	Cash collateral	4,508,349	4,450,264
49,602	114,257	Other short-term liabilities	47,160	110,256
4,601,941	4,611,486	TOTAL	4,599,499	4,607,485
F-28

22 SUBORDINATED DEBT

PARENT COMPANY/ GROUP
(NOK thousands)	Dec 31, 2014	Dec 31, 2013
JPY 15 billion, 4.80%, due 2015	964,978	901,750
TOTAL	964,978	901,750

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

24 SHAREHOLDERS

At the end of 2014, Eksportfinans ASA had a share capital of NOK 2,771,097 thousand, divided into 263,914 authorized shares of nominal value NOK 10,500. All shares are fully paid.

	December 31, 2014		December 31, 2013
	Number of shares	Ownership percentage	Number of shares	Ownership percentage
DNB Bank ASA	105,557	40.00	105,557	40.00
Nordea Bank Norge ASA	61,246	23.21	61,246	23.21
The Norwegian State, the Ministry of Trade and Industry	39,587	15.00	39,587	15.00
Danske Bank A/S	21,348	8.09	21,348	8.09
Sparebanken Øst	12,787	4.84	12,787	4.84
Sparebanken Møre	3,551	1.35	3,551	1.35
Sparebanken 1 Hedmark	3,499	1.33	3,499	1.33
Sparebanken Sør	4,026	1.53	3,497	1.32
Sparebanken Sogn og Fjordane	3,478	1.31	3,478	1.31
Sparebanken Vest	2,638	1.00	2,638	1.00
SpareBank 1 SMN (Midt-Norge)	1,857	0.70	1,857	0.70
Voss Veksel og Landmandsbank ASA	1,050	0.40	1,050	0.40
Fana Sparebank	943	0.36	943	0.36
Handelsbanken	563	0.21	563	0.21
Sparebanken Pluss	0	0	529	0.20
Helgeland Sparebank	377	0.14	377	0.14
SpareBank 1 Ringerike Hadeland	329	0.13	329	0.13
Sparebank 1 Søre Sunnmøre	296	0.11	296	0.11
SpareBank 1 Modum	188	0.07	188	0.07
SpareBank 1 Buskerud-Vestfold	188	0.07	188	0.07
SpareBank 1 Nøtterøy-Tønsberg	174	0.06	174	0.06
Haugesund Sparebank	94	0.04	94	0.04
BNP Paribas, Oslo Branch	83	0.03	83	0.03
SpareBank 1 Østfold Akershus	38	0.02	38	0.02
Skudenes & Aakra Sparebank	17	0.01	17	0.01
TOTAL	263,914	100	263,914	100

There exists only one class of shares. One share represents one vote. There exists no regulatory or other restriction on any shareholder to exercise their voting rights.

A shareholder agreement exists between the major (that is those with an ownership percentage of over 20 percent) and some of the minor shareholders, whereby they have given each other the priority to acquire any shares the others may sell in Eksportfinans ASA. The shareholder agreement comprises 71 percent of the shares.

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

Capital adequacy is calculated in accordance with the CRD IV regulations in force from the Financial Supervisory Authority of Norway. These regulations were implemented as of September 30, 2014. The company has adopted the standardized approach to capital requirements. The CRD IV regulations decreases the company’s capital ratio, due to changed risk weights on financial institutions, affecting mainly Eksportfinans’ bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

Capital adequacy is currently above the internally set risk capital level. Through the ICAAP-process, the board has decided that the company should aim for a risk capital level of about NOK 5.6 billion, including NOK 1.8 billion to cover large exposure regulations, future economic downturns and possible future capital regulations. Dividends are determined with the aim to ensure an adequate level of capital for Eksportfinans as well as a satisfactory return for the shareholders. Norwegian FSA expects Eksportfinans not to distribute any equity based on the 2014 financial statements. Based on this, the board proposed on February 13, 2015, not to pay any dividend related to the fiscal year 2014.

During the past year, Eksportfinans has complied with all its statutory capital requirements.

Risk capital:

(NOK thousands and as percentage of risk-weighted assets and off-balance sheet items)

PARENT COMPANY	Dec. 31, 2014		Dec. 31, 2013
Share capital	2,771,097		2,771,097
Reserve for unrealized gains	933,222		5,292,810
Other equity	4,222,303		4,114,882
Total equity	7,926,622		12,178,789
Deductions	1,712,233		5,970,232
Total core capital	6,214,389	25.0%	6,208,557	38.0%

Subordinated debt	0		173,754
Additional capital	0	0.0%	173,754	1.0%

Total risk capital	6,214,389	25.0%	6,382,311	39.0%

Risk-weighted balance sheet and off-balance sheet items:

PARENT COMPANY	Dec. 31, 2014		Dec. 31, 2013
(NOK thousands)	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	12,367,805	4,329,964	17,702,019	3,540,404
Loans due from customers	33,371,816	8,838,634	47,362,902	5,923,608
Securities	27,991,395	3,974,046	26,462,302	3,287,312
of which held for trading	26,292,306	3,398,796	24,084,759	2,885,603
Financial derivatives	7,070,531	2,843,018	5,499,731	736,902
Other assets	4,968,883	943,496	3,912,540	75,671
Total assets on balance sheet	85,770,430	20,929,158	100,939,494	13,563,898

Off-balance sheet items		70,435		22,664
Operational risk		1,927,493		2,403,177
Foreign currency exchange risk		546,243		362,463
CVA		1,419,238		0
TOTAL RISK-WEIGHTED VALUE		24,892,566		16,352,202

Risk capital:

(NOK thousands and as percentage of risk-weighted assets and off-balance sheet items)

GROUP	Dec. 31, 2014		Dec. 31, 2013
Share capital	2,771,097		2,771,097
Reserve for unrealized gains	1,043,028		5,348,974
Other equity	3,945,909		3,954,516
Total equity	7,760,034		12,074,587
Deductions	1,785,987		6,043,986
Additions	13,051		9,675
Total core capital	5,987,098	24.3%	6,040,276	36.8%

Subordinated debt	0		173,754
Additions	36,878		46,097
Additional capital	36,878	0.1%	219,851	1.3%

Total risk capital	6,023,976	24.4%	6,260,127	38.1%
F-30

Risk-weighted balance sheet and off-balance sheet items:

GROUP	Dec. 31, 2014		Dec. 31, 2013
(NOK thousands)	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	12,370,388	4,330,480	17,704,012	3,540,802
Loans due from customers	33,371,816	8,838,634	47,362,902	5,923,608
Securities	27,991,395	3,974,046	26,462,302	3,287,312
of which held for trading	26,292,306	3,398,796	24,084,759	2,885,603
Financial derivatives	7,070,531	2,843,018	5,499,731	736,902
Other assets	4,822,030	807,609	3,763,803	227,074
Total assets on balance sheet	85,626,160	20,793,787	100,792,750	13,715,700

Off-balance sheet items		70,435		22,664
Operational risk		1,847,144		2,315,413
Foreign currency exchange risk		546,243		362,463
CVA		1,419,238		0
TOTAL RISK-WEIGHTED VALUE		24,676,846		16,416,240

27 CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

PARENT COMPANY			GROUP
Dec. 31, 2014	Dec. 31, 2013	(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013
549,569	684,555	Balances with Norwegian banks	552,153	686,549
1,175,922	2,081,276	Balances with foreign banks	1,175,922	2,081,276
4,285,235	3,485,881	Bank deposits with maturity less than three months	4,285,235	3,485,881
6,010,726	6,251,712	TOTAL CASH AND CASH EQUIVALENTS	6,013,310	6,253,706

The amounts are included in the balance sheet line item ‘Loans due from credit institutions’.

28 FINANCIAL RISK MANAGEMENT

After the Government’s announcement to assume responsibility for the state-supported export financing scheme, Eksportfinans will manage its considerable portfolio of outstanding loans until maturity and does not currently anticipate engaging in new lending or funding activities, except for already granted loan commitments of NOK 261 million. A new state-owned and state-funded entity granting new loans was set up on July 1, 2012.

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

Organization

The Director of Risk Management reports directly to the company’s CEO. Risk Management has responsibility for conducting company-wide compliance with risk management policies, procedures and guidelines such as counterparty credit quality and risk limits, as well as risk pricing, asset and liability projections, sensitivity analysis and mark to market calculations for external reporting.

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

29 CREDIT RISK

Credit risk represents the loss that Eksportfinans would incur if one or several counterparties or issuers of securities or other instruments that the company holds, fail to perform under their contractual obligations to Eksportfinans, or upon a deterioration of credit quality of the third parties whose securities or other instruments, including over-the-counter (OTC) derivatives Eksportfinans holds.

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

The following table presents loans by type of security/exposure:

PARENT COMPANY/GROUP
(Percent)	Dec. 31, 2014	Dec. 31, 2013
Government guarantees	33.5	30.7
Loans to and guarantees from Norwegian local authorities	1.9	2.5
Public sector borrowers/guarantors	35.4	33.2
Guarantees from Norwegian banks	50.7	50.6
Loans to Norwegian banks	2.8	9.5
Guarantees from foreign banks	11.1	6.7
Other	0.0	0.0
TOTAL	100.0	100.0

Total nominal amount in NOK thousands (from note 13)	39,174,285	87,509,383

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

29.2 Risk limit control and mitigation policies

Credit limits are determined on the basis of Eksportfinans’ risk capital, business strategy, as well as the counterparty’s rating, size fit into Eksportfinans business model. Maximum limits are subject to the statutory limitations for large exposures to individual clients, but the company has obtained an exception from the Norwegian Government on existing large exposures breaching this regulation, see note 38. In addition to limits on counterparty exposure the company also has maximum limits on country exposure, counterparty type (sovereign, non-sovereign) and type of exposure to reduce concentration risk.

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

The following table shows posted and received collateral from these agreements:

(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013
Posted	3,180,785	2,927,157
Received	(4,508,349)	(4,450,264)
NET AMOUNT	(1,327,564)	(1,523,107)

29.3 Credit risk exposure for derivatives per counterparty

Credit enhancements for securities exist in the form of the indemnification agreement (Portfolio Hedge Agreement – PHA) described in note 12. Credit quality of securities and loans are described in note 29.5.

Exposures related to payment guarantees and loan commitments are disclosed in note 31.3.

The collateralisation process implies a time lag between calculated market values of collateralized derivatives and transfer of collateral. Further as the transferor ultimately transfers a cash value based on their own opinion of the underlying market value there might be differences between what is received or paid and the company's own calculations. Hence the collateral may not give a perfect hedge. The company may be over collateralized against some counterparties and under collateralized towards others. The company hence monitors both own- and counterparties calculated market values for derivatives against transferred cash collateral. The table below shows that the largest net credit exposure towards a single counterparty on a single measured working day taking collateral into account was approximately NOK 339 million in 2014 and NOK 281 million in 2013 respectively. As the table shows for both years this arose from the company being under collateralized relative to our estimated market values of our derivatives.

Largest single counterparty credit exposure from derivatives after collateral

PARENT COMPANY/GROUP
NOK thousands	2014		2013
Date of max net exposure	Oct 31s	t	Aug 31s	t
MTM of derivatives	254,802		(496,295)
Posted(-) / Received(+) collateral	(84,404)		(777,500)
Net exposure	339,205		281,205
Max 10d VaR at 95% confidence level	317,948		683,046

If a counterpart should disagree with our calculated demands or defaults future collateral transfers may cease. Eksportfinans estimates it will take a maximum of 10 days to replace a single counterparty derivative exposure such as in the Lehman case in 2008. Eksportfinans therefore also estimates a 95% significant adverse derivative evolution over ten days for each counterpart. While the net exposure line shows the actual worst recorded credit exposure the 10d VaR number shows the forecasted additional worst case given collateralization suddenly stops. The company estimates that by 95% certainty the loss from derivative value fluctuations after a collateral exchange cease before replacement is less than approximately NOK 318 million at year-end 2014.

29.4 Loans past due or impaired

Due from credit institutions:

PARENT COMPANY / GROUP
(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013

Interest and principal instalment 1-30 days past due	0	0
Not matured principal on loans with payments 1-30 days past due	0	0

Interest and principal instalment 31-90 days past due	0	0
Not matured principal on loans with payments 31-90 days past due	0	0

Interest and principal instalment more than 90 days past due *)	101,068	93,754
Not matured principal on loans with payments more than 90 days past due	0	0

TOTAL LOANS THAT ARE PAST DUE	101,068	93,754

Relevant collateral or guarantees received	0	0
Fair value adjustment on loans past due	65,694	57,846
Impairments on loans measured at amortized cost	0	0

*) NOK 101,068 thousand as of December 31, 2014 and NOK 93,754 thousands as of December 31, 2013 relates to direct exposure towards Icelandic banks, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. The fair value of these loans recognized in the balance sheet was NOK 35,374 thousand as of December 31, 2014 and NOK 35,908 thousands as of December 2013. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value‘. Apart from the fair value adjustments already recognized in the statement of comprehensive income, related to the exposure towards the Icelandic banks discussed above, the company considers all other receivables to be secured in a satisfactory manner. For these transactions, amounting to NOK 439,998 thousands, the Norwegian Government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 94 percent of the amounts in default. The remaining 6 percent are guaranteed by private banks, most of them operating in Norway. Claims have already been submitted in accordance with the guarantees.

Due from customers:

PARENT COMPANY / GROUP
(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013

Interest and principal instalment 1-30 days past due	0	1,577
Not matured principal on loans with payments 1-30 days past due	0	0

Interest and principal instalment 31-90 days past due	0	17,743
Not matured principal on loans with payments 31-90 days past due	0	105,621

Interest and principal instalment more than 90 days past due *)	111,308	18,508
Not matured principal on loans with payments more than 90 days past due *)	328,690	86,068

TOTAL LOANS THAT ARE PAST DUE	439,998	229,517

Relevant collateral or guarantees received	439,998	229,517
Fair value adjustment on loans past due	0	0
Impairments on loans measured at amortized cost	0	0

*) The increase in not matured principal and interest on loans with payments more than 90 days past due is primarily caused by one newly defaulted loan.

29.5 Credit quality of securities and loans

Credit quality of securities

The tables below show the credit quality of debt securities, treasury bills and equivalents by rating agency designation, based on Standard & Poor’s, or their equivalent, credit rating of the issuers (securities and repurchase receivable in the balance sheet):

PARENT COMPANY/GROUP
	December 31, 2014
(NOK thousands)	Treasury bills or equivalent	Trading securities *)	Other securities	Total amount	Total in %
AAA	344,776	9,679,194	0	10,023,970	36%
AA+ to AA-	827,294	4,675,419	0	5,502,713	20%
A+ to A-	0	7,407,186	726,385	8,133,571	29%
Lower than A-	0	2,447,472	815,677	3,263,149	12%
No international rating	0	910,951	157,041	1,067,992	4%
TOTAL	1,172,070	25,120,222	1,699,103	27,991,395	100%

	December 31, 2013
(NOK thousands)	Treasury bills or equivalent	Trading securities *)	Other securities	Total amount	Total in %
AAA	1,695,733	8,678,337	0	10,374,070	39%
AA+ to AA-	837,936	4,174,664	0	5,012,600	19%
A+ to A-	0	4,816,960	156,638	4,973,598	19%
Lower than A-	0	2,755,482	2,081,738	4,837,220	18%
No international rating	0	1,125,645	139,169	1,264,814	5%
TOTAL	2,533,669	21,551,088	2,377,545	26,462,302	100%

*) Trading securities is not the same as the company’s trading portfolio, as the trading portfolio may include treasury bills or other equivalents. Other securities consist mostly of investment-grade debt. Trading securities without international rating are issued by Norwegian savings banks. Trading securities with rating lower than A- and other securities with lower rating than A-/no international rating are all included in the PHA agreement.

Securities that are expected to be settled after more than twelve months from the balance sheet date amount to NOK 12,495 million as of December 31, 2014 (NOK 12,347 million as of December 31, 2013).

Credit quality of loans

PARENT COMPANY/GROUP
	December 31, 2014
(NOK thousands)	Export lending Exposure	Municipal lending Exposure	Other *) Exposure	Total amount	Total in %
AAA	12,308,089	781,110	0	13,089,199	29%
AA+ to AA-	2,405,056	1,101,794	1,113,183	4,620,033	10%
A+ to A-	21,437,175	1,021,166	4,901,295	27,359,635	60%
Lower than A- **	433,872	0	0	433,872	1%
No international rating ***	53,747	144,192	38,944	236,883	1%
TOTAL	36,637,938	3,048,262	6,053,421	45,739,621	100%
*Includes depo and employee loans.
** Consist of NOK 250 508 HSH Nordbank (BBB-) exposure, NOK 137 983 Danmarks skibskreditt (BBB)
NOK 43 892 Unicredit (BBB), NOK 1 385 Bank of India (BBB-) NOK 103 Royal Bank of Scotland (BBB+)
***Of the NOK 236 883 with "No international rating" NOK 197 939 is related to Norwegian Banks with shadowrating: A- 10%, BBB+ 90%

	December 31, 2013
(NOK thousands)	Export lending Exposure	Municipal lending Exposure	Other *) Exposure	Total amount	Total in %
AAA	18,022,448	1,389,244	0	19,411,692	30%
AA+ to AA-	1,923,727	1,550,740	1,508,131	4,982,598	8%
A+ to A-	26,946,827	3,313,547	4,747,123	35,007,497	54%
Lower than A- **	3,444,568	0	0	3,444,568	5%
No international rating ***	1,508,000	675,135	37,425	2,220,560	3%
TOTAL	51,845,569	6,928,667	6,292,679	65,066,915	100%
*Includes depo and employee loans.
** Consist of NOK 2,708,032 Danske Bank Guarantees (BBB+), NOK 458,017 HSH Nordbank(BBB) exposure,
NOK 150,211 Danmarks skibskreditt (BBB), NOK 126,182 i DVB Bank(BBB+)
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

Loans as at fair value through profit and loss:

PARENT COMPANY/GROUP
(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013
Maximum exposure to credit risk of loans and receivables	27,385,138	42,884,647
Change during the period in fair value of loans and receivables attributable to changes in credit spread	63,501	147,539
Accumulated change in fair value of loans and receivables attributable to changes in credit spread	102,056	38,555

Financial liabilities as at fair value through profit and loss:

PARENT COMPANY/GROUP
(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013
Amount contractually required to pay at maturity	53,215,659	65,613,340
Accrued interest	(218)	20,007
Adjustments to fair value	5,230,149	(1,868,390)
Carrying amount of the financial liabilities at fair value	58,445,590	63,764,957
Change during the period in fair value of financial liabilities attributable to changes in credit spread	5,978,276	7,756,248
Accumulated change in fair value of financial liabilities attributable to changes in credit spread	(2,305,800)	(8,284,077)

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

The tables below set forth a summary of Eksportfinans’ total exposure to currencies other than NOK:

PARENT COMPANY/GROUP
(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position *)	Amount of net position covered by 108 Agreement items
December 31, 2014
CAD	363,743	(361,259)	2,484	1,388
JPY	(19,319,769)	19,320,127	358	242
SEK	38,597	(38,388)	209	0
EUR	9,158,173	(9,115,603)	42,570	40,120
DKK	3,966,823	(3,966,567)	256	239
USD	(10,641,058)	11,136,463	495,405	498,069
Other currencies	(6,972,704)	6,974,706	2,002	4,523
TOTAL	(23,406,195)	23,949,479	543,284	544,581
F-36

(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position*)	Amount of net position covered by 108 Agreement items
December 31, 2013
CAD	226,383	(223,772)	2,611	1,632
JPY	(28,527,447)	28,527,858	411	226
SEK	379,511	(378,880)	631	0
EUR	12,160,750	(12,136,717)	24,033	33,917
DKK	4,528,264	(4,529,395)	(1,131)	222
USD	(17,299,441)	17,630,318	330,877	325,263
Other currencies	(10,472,583)	10,461,850	(10,733)	4,282
TOTAL	(39,004,563)	39,351,262	346,699	365,542

*) Net position includes amounts covered by the 108 Agreement.

Eksportfinans has set currency risk limits and does currency hedging according to these. The set currency limits exclude currency exposure from subsidized lending (the 108 Agreement), as the Government assumes this risk. The below tables show currency exposure through 2013 and 2014, including peaks, and excluding the exposure from subsidized lending and for liabilities in contracts covering leases and maintenance. These exposures constitute what we define as our currency exposure, and as described do not equal the above tables for total currency positions.

Currency exposure:

PARENT COMPANY/GROUP
			Other
(NOK thousands)	EUR	USD	currencies	Total
As of December 31, 2014	2,908	(3,037)	3,103	2,974

Maximum through 2014 *)	4,900	(1,251)	5,971	9,620
Minimum through 2014 *)	(7,195)	(8,909)	3,082	(13,022)
Average through 2014	2,149	(4,514)	4,149	1,784

As of December 31, 2013	(8,853)	5,764	(10,762)	(13,851)

Maximum through 2013 *)	15,420	13,609	2,798	31,827
Minimum through 2013 *)	(8,853)	(141,036)	(10,762)	(160,651)
Average through 2013	(914)	(12,472)	(954)	(14,340)

As of December 31, 2012	(2,138)	(596)	15,000	12,266

*) The maximum and minimum exposures in general do not occur on the same date for different currencies.

The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged.

The profit and loss effect on Eksportfinans’ balance sheet as of December 31, 2014 due to an adverse change of 10 percent in foreign currency exchange rates is estimated to be NOK 0.9 million compared to NOK 2.5 million as of December 31, 2013. Annualized fluctuation in EURNOK and USDNOK based on 95 percent confidence interval of daily changes through 2014 are 14 percent and 12.5 percent respectively, compared to 14 percent and 18 percent through 2013.

30.3 Interest rate risk

Eksportfinans’ guidelines with respect to interest rate risk include limits on interest rate exposure for market-based activities.

Interest rate risk is managed by a separate risk management function and reported regularly to the Group of Managing Directors and to the Board. The Board sets the permitted level of interest rate exposure.

The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The interest rate exposure as of December 31, 2014 is negative NOK 19,000. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, actual interest rate exposure may be different since the estimates do not account for covariance between the selected interest points. The below table shows interest rate risk of exposure with up to one year of maturity as this is the subportfolio that is daily hedged. Earlier annual reports have shown all exposure also for exposure without strict limits and hedging routines and are hence not directly comparable.

Interest rate exposure from a 1 basis point shift of interest rate curves:

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total
As of December 31, 2014	(37)	-5	23	0	(19)

Maximum through 2014 *)	93	9	115	28	146
Minimum through 2014 *)	(78)	(42)	(27)	(26)	(62)
Average through 2014	8	(6)	15	0	17

As of December 31, 2013	(39)	0	(17)	16	(40)

Maximum through 2013 *)	117	49	16	30	93
Minimum through 2013 *)	(90)	(67)	(56)	(1)	(125)
Average through 2013	2	(14)	(23)	5	(30)

As of December 31, 2011	(59)	(14)	(33)	(2)	(108)

*) The maximum and minimum exposure in general does not occur on the same date for different currencies.

Eksportfinans considers changes of interest rates of 6 basis points over a period equal to the expected maximum time before the company will be able to hedge exposure to be reasonably possible as of December 31, 2014 (5 basis points as of December 31, 2013). The effect on profit and loss from such changes in interest rates is shown below:

PARENT COMPANY/GROUP
				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total
As of December 31, 2014	(637)	(132)	296	0	(76)
As of December 31, 2013	(782)	(4)	(291)	64	(161)

Credit spread risk

We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Isolated for the securities portfolio (PHA portfolio + liquidity reserve portfolio) a potential increase in credit spreads of one basis point will reduce the fair value by NOK 5 million as of December 31, 2014, compared to NOK 4 million as of December 31, 2013.

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

Net realized and unrealized gains/(losses) on financial instruments at fair value, netted with the related economic hedges:

PARENT COMPANY/GROUP
(NOK thousands)	2014	2013	2012
Securities 1)	(48,426)	(42,288)	(17,421)
Other financial instruments at fair value 1)5)	(4,008)	17,510	14,237
Net realized gains/(losses)	(52,434)	(24,778)	(3,184)

Loans and receivables1)6)	(30,326)	384,640	209,018
Securities1)	17,098	(73,072)	(70,502)
Commercial paper debt 1)2)3)	0	0	(1,491)
Bond debt 1)2)3)	(5,991,560)	(7,631,704)	(25,691,051)
Subordinated debt and capital contribution securities 1)2)3)	(31,788)	(76,156)	(335,606)
Other financial instruments at fair value1)	5,151	(6,629)	12,814
Net unrealized gains/(losses)	(6,031,425)	(7,402,921)	(25,876,818)

Financial derivatives related to 108 Agreement 4)	14,434	48,562	64,349
NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(6,069,425)	(7,379,137)	(25,815,653)

Net realized and unrealized gains/ (losses) on securities:

PARENT COMPANY/GROUP
(NOK thousands)	2014	2013	2012
Net realized gains/(losses) on securities1)	(48,426)	(42,288)	(17,421)
Net unrealized gains/(losses) on securities1)	17,098	(73,072)	(70,502)
TOTAL	(31,328)	(115,360)	(87,923)

(NOK thousands)	2014	2013	2012
Securities not hedged by PHA1)	24,960	707	59,074
Securities hedged by PHA1)	326,071	179,396	1,103,975
Portfolio Hedge Agreement (PHA)	(382,359)	(295,463)	(1,250,972)
TOTAL	(31,328)	(115,360)	(87,923)

1)	Including financial derivatives with purpose of economic hedging
2)	Accumulated net gain on own debt is NOK 2,310 million as of December 31, 2014, compared to NOK 8,334 million as of December 31, 2013.
3)	In the year of 2014, Eksportfinans had an unrealized loss of NOK 6,023 million (loss of NOK 7,708 million in 2013) on its own debt, net of derivatives.
F-38

4)	Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.
5)	Realized gains related to the Glitnir trial is included with NOK 17 million as of December 31, 2013.
6)	Reversed previous unrealized loss related to the Glitnir trial, is included with a gain of NOK 264 million as of December 31, 2013

See note 12 for a description of the Portfolio Hedge Agreement (PHA).

Interest, and the interest effect on economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ’Net gains/(losses) on financial instruments at fair value‘. For the years ended December 31, 2014 and 2013, the company recorded NOK 2,297 million and NOK 3,144 million, respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 2,954 million and NOK 4,365 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded NOK negative 37 million and NOK negative 34 million, respectively, of interest income on economic hedging instruments and NOK negative 1,154 million and NOK negative 1,962 million, respectively, of interest expense on economic hedging instruments.

31 LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk can arise from call and trigger features in the structured funding portfolio that have unknown maturity dates, constituting approximately 22 percent of the company’s total funding (securities issued) at year-end. Liquidity risk can also arise from prepayment options in asset backed securities. As of year-end 2014 the asset backed securities portfolio makes up approximately 75 percent (68 percent as of year-end 2013) of the liquidity portfolio that is covered by the Portfolio Hedge Agreement (PHA), whereas the PHA portfolio is 8 percent (7 percent as of year-end 2013) of total assets.

31.1 Liquidity risk management process

The risk associated with insufficient access to liquidity was until mid November 2011 managed by operating several diversified short-term and long-term borrowing programs that provided access to the funding markets. In addition, Eksportfinans holds a securities portfolio that consists of a liquidity reserve portfolio and the PHA portfolio.

Following the government’ decision to establish a new state owned entity to manage the export financing schemes on 18th November 2011, the funding programs have not been used. The securities portfolios however remain, and as of December 31, 2014 the liquidity reserve portfolio and the PHA portfolio had market values of NOK 21.1 billion and NOK 6.9 billion respectively, a change from NOK 18.8 billion and NOK 7.6 billion as of December 31, 2013. In addition to liquid securities the company also held cash and cash equivalent assets totaling NOK 6.0 billion as of end of 2014 compared to NOK 6.3 billion as of end of 2013. Total liquidity reserves were NOK 32.3 billion as of December 31, 2014 (NOK 31.1 billion as of December 31, 2013).

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

Until mid November 2011, the company had monitored the liquidity capacity and the need for refinancing over the next 12 months under both normal and stressed conditions. Focus then was to diversify funding from several markets and to cover the maturities on the liability side by new borrowings. Monitoring expected time to maturity for assets and liabilities as well as the difference between the financing need and the liquidity capacity gave the company a good indication of the liquidity risk. Eksportfinans monitored symmetrical maturity profiles on the asset and liability side and controlled refinancing risk by limiting short-term borrowing

Since mid November 2011, the company continues to monitor 12 month liquidity capacity and the maturity of assets and liabilities. As we are currently not funding in the markets, the main instrument for securing sufficient liquidity at all times is now the liquidity portfolio. The liquidity portfolio is shorter and more liquid than before to be more prepared to manage liquidity risk. Part of the company's existing funding has maturity dates linked to call and trigger options. Liquidity risk is controlled through active management and frequent assets / liabilities meetings where liquidity under different stress conditions is analysed. Eksportfinans follows the liquidity risk against defined limits and has contingency plans that take effect if needed.

31.2 Maturity analysis

Maturity analysis of financial liabilities based on contractual maturities (including off-balance sheet items):

PARENT COMPANY/GROUP
(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2014
Non-structured bond debt	26,738	153,464	12,513,525	34,342,990	2,564,277
Structured bond debt	1,574,819	6,266,206	8,988,384	1,905,910	2,041,237
Cash collateral	3,181,000	0	0	0	0
Subordinated loans	0	0	976,511	0	0
Derivatives net settled	78,769	83,562	423,697	1,833,551	378,957
Derivatives gross settled 1)	952,921	1,769,210	6,777,982	3,693,415	148,147
Financial guarantees (off-balance sheet)	88,738	0	0	0	0
Loan commitments (off-balance sheet)	0	261,000	0	0	0
TOTAL	5,902,984	8,533,442	29,680,099	41,775,867	5,132,619

1) Including only cash flows from the paying leg of derivatives, cash flows from the receiving leg of derivatives are shown below:
Derivatives gross settled	879,711	1,729,755	5,658,450	2,689,970	132,763

Cash flows from derivatives on the asset side are shown below:
Derivatives net settled (net cash inflow)	15,119	84,976	1,111,447	1,121,967	540,446
Derivatives gross settled (paying leg)	5,986,286	11,098,265	19,397,297	17,326,680	3,309,289
Derivatives gross settled (receiving leg)	6,438,300	11,389,358	20,307,129	19,067,115	3,427,786

PARENT COMPANY/GROUP
(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2013
Non-structured bond debt	24,485	3,050,791	10,613,559	37,861,863	4,082,600
Structured bond debt	7,967,368	7,293,588	14,902,717	2,646,879	2,108,818
Cash collateral	2,927,000	0	0	0	0
Subordinated loans	0	0	41,701	910,471	0
Derivatives net settled	104,655	107,341	456,728	2,354,424	850,895
Derivatives gross settled 1)	11,192,969	12,590,437	22,119,417	11,647,728	152,700
Financial guarantees (off-balance sheet)	72,628	0	0	0	0
Loan commitments (off-balance sheet)	0	200,000	5,000	0	0
TOTAL	22,289,104	23,242,158	48,139,122	55,421,364	7,195,014

1) Including only cash flows from the paying leg of derivatives, cash flows from the receiving leg of derivatives are shown below:
Derivatives gross settled	11,034,062	12,791,144	22,137,812	10,691,941	162,961

Cash flows from derivatives on the asset side are shown below:
Derivatives net settled (net cash inflow)	12,565	67,509	1,197,807	1,850,772	478,564
Derivatives gross settled (paying leg)	9,732,131	3,822,847	9,883,727	15,016,552	4,987,302
Derivatives gross settled (receiving leg)	10,338,086	4,380,117	10,561,393	16,303,164	5,535,940

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

The company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Maturity analysis of financial assets and liabilities based on expected maturities

PARENT COMPANY/GROUP
(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2014

Assets
Loans and receivables due from credit institutions	5,142,836	12,513	1,068,198	2,672,120	253,559
Loans and receivables due from customers	305,099	441,270	3,536,083	16,176,608	19,289,342
Securities	492,788	1,704,080	11,440,855	10,845,029	2,601,563
Derivatives net settled	15,119	84,976	1,111,354	1,157,607	540,446
Derivatives gross settled (paying leg)	(5,183,649)	(8,859,016)	(17,462,868)	(20,947,571)	(4,623,178)
Derivatives gross settled (receiving leg)	5,622,243	9,166,950	18,399,813	22,738,409	4,853,446
Cash collateral	0	4,508,000	0	0	0
TOTAL ASSETS	6,394,434	7,058,774	18,093,436	32,642,201	22,915,177

Liabilities
Structured bond debt	26,738	153,464	12,513,525	34,342,990	2,564,277
Commercial paper debt	388,394	785,778	5,530,285	9,156,408	5,110,777
Derivatives net settled	78,769	83,562	411,502	1,820,780	383,919
Derivatives gross settled (paying leg)	559,652	95,963	5,746,316	5,099,132	1,802,438
Derivatives gross settled (receiving leg)	(559,798)	(92,299)	(4,663,948)	(4,020,329)	(1,776,644)
Cash collateral	0	3,181,000	0	0	0
Subordinated loans	0	0	976,511	0	0
TOTAL LIABILITIES	493,755	4,207,468	20,514,191	46,398,981	8,084,769

PARENT COMPANY/GROUP
(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2013

Assets
Loans and receivables due from credit institutions	3,496,973	14,202	61,622	5,027,305	331,958
Loans and receivables due from customers	741,857	3,562,670	5,756,290	24,420,252	26,397,239
Securities	27,820	1,926,203	14,767,454	6,820,994	4,448,522
Derivatives net settled	12,565	67,509	1,195,308	2,236,292	1,435,144
Derivatives gross settled (paying leg)	(7,397,436)	(2,693,654)	(8,811,712)	(16,253,292)	(8,230,321)
Derivatives gross settled (receiving leg)	7,583,813	3,118,706	9,331,833	17,702,359	9,316,734
Cash collateral	0	4,450,000	0	0	0
TOTAL ASSETS	4,465,592	10,445,636	22,300,794	39,953,911	33,699,277

Liabilities
Non-structured bond debt	24,485	3,050,791	10,613,559	37,861,863	4,082,600
Structured bond debt	657,561	233,932	7,256,201	7,326,018	22,046,269
Derivatives net settled	104,655	107,341	435,793	2,105,602	79,897
Derivatives gross settled (paying leg)	7,608,397	8,681,860	18,573,225	12,938,291	9,701,045
Derivatives gross settled (receiving leg)	(7,386,460)	(8,473,869)	(18,086,485)	(11,919,197)	(11,048,377)
Cash collateral	0	2,927,000	0	0	0
Subordinated loans	0	0	41,701	910,471	0
TOTAL LIABILITIES	1,008,638	6,527,055	18,833,994	49,223,049	24,861,433

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

PARENT COMPANY/GROUP
(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013
Notional amount of financial guarantees	88,738	72,628

Loan commitments

In the normal course of the company’s lending business there were until November 18, 2011 outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The following table shows the undrawn loan commitments at the reporting date, based on signed loan agreements.

PARENT COMPANY/GROUP
(NOK thousands)	Dec. 31, 2014	Dec. 31, 2013
Loan commitments	260,658	203,449

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

The following table presents the financial instruments subject to net settlements:

PARENT COMPANY/GROUP
			Amounts not presented net
(NOK thousands)	Financial instruments	Financial instruments that are set off	Financial instruments on balance sheet	Financial instruments	Financial collateral	Net amount
December 31, 2014
Derivatives assets	7,070,531	0	7,070,531	(1,473,751)	(4,024,238)	1,572,542
Derivatives liabilities	(5,128,629)	0	(5,128,629)	439,441	2,119,704	(2,569,484)
Total	1,941,902	0	1,941,902	(1,034,310)	(1,904,534)	(996,942)

PARENT COMPANY/GROUP			Amounts not presented net
(NOK thousands)	Financial instruments	Financial instruments that are set off	Financial instruments on balance sheet	Financial instruments	Financial collateral	Net amount
December 31, 2013
Derivatives assets	5,499,731	0	5,499,731	(788,578)	(2,770,020)	1,941,133
Derivatives liabilities	(5,145,290)	0	(5,145,290)	1,559,738	2,216,507	(1,369,045)
Total	354,441	0	354,441	771,160	(553,513)	572,088

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

The segment information is in line with management reporting.

GROUP	Export lending			Municipal lending			Securities
(NOK thousands)	2014	2013	2012	2014	2013	2012	2014	2013	2012

Net interest income 1)	311,441	446,420	767,655	45,108	61,520	68,539	104,201	189,015	407,856
Commissions and income related to banking services 2)	82	77	41	0	0	0	0	0	0
Commissions and expenses related to banking services 2)	0	0	0	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value 3)	(11,178)	300,438	26,534	0	0	0	(45,777)	(42,288)	(16,768)
Income/expenses allocated by volume 4)	(26,487)	(3,546)	59,929	(2,956)	(458)	6,467	(19,543)	(1,701)	30,339
Net other operating income	(37,583)	296,969	86,504	(2,956)	(458)	6,467	(65,321)	(43,989)	13,571
Total net income	273,858	743,389	854,159	42,152	61,062	75,006	38,880	145,026	421,427
Total operating expenses	84,368	87,445	103,479	5,927	6,211	4,060	90,157	71,049	36,880
Pre-tax operating profit/(loss)	189,490	655,944	750,680	36,225	54,851	70,946	(51,277)	73,977	384,547
Taxes	48,795	182,575	210,888	9,328	15,267	19,931	(13,204)	20,591	108,031
Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	140,695	473,369	539,792	26,897	39,584	51,015	(38,072)	53,386	276,516

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

Reconciliation of segment profit measure to total comprehensive income

GROUP
(NOK thousands)	2014	2013	2012
Export lending	140,695	473,369	539,792
Municipal lending	26,897	39,584	51,015
Securities	(38,072)	53,386	276,517
Non-IFRS profit/(loss) for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	129,520	566,339	867,324

Net unrealized gains/(losses) on financial instruments at fair value	(6,016,988)	(7,354,359)	(25,812,469)
Unrealized losses/(gains) related to the Icelandic bank exposure included above 1)	7,017	(276,124)	(25,713)
Realized (losses) hedged by the Portfolio Hedge Agreement	0	0	26,064
Tax effect of the items above	1,565,899	2,213,985	7,227,393
Total comprehensive income	(4,314,552)	(4,850,159)	(17,717,401)

1) Reversal of previously recognized loss (at exchange rates applicable at December 31, 2014 and December 31, 2013). This amount is included in the line item ‘Net unrealized gains/(losses) on financial instruments at fair value’, and adjusted for because the company believes this loss will materialize.

Segment assets

GROUP
(NOK thousands)	2014	2013
Export lending	36,092,520	51,633,599
Municipal lending	3,045,394	6,900,339
Securities	28,533,130	27,442,236
Unallocated assets	17,958,116	14,816,576
Total assets	85,629,160	100,792,750

Geographical segments

The geographical segments are based on the location of the company's customers. For property, equipment and intangible assets, the carrying amount is allocated based on the location of the asset. Norway is the home country of the company and is also its main geographical segment.

GROUP
(NOK thousands)	Total interest and related income	Total assets	Investments *)
2014
Norway	1,455,490	39,036,412	18,494
Other European countries	408,246	33,282,862	0
The Americas	107,922	6,530,267	0
Other countries	288,882	6,779,619	0
Total	2,260,540	85,629,160	18,494

2013
Norway	1,979,817	50,427,764	24,009
Other European countries	529,931	31,710,725	0
The Americas	79,835	7,032,760	0
Other countries	511,030	11,621,501	0
Total	3,100,613	100,792,750	24,009

*) Investments made during the year in property, plant, equipment, and intangible assets

34 RELATED PARTIES

The group’s two largest shareholders are considered to be related parties.

GROUP
(NOK thousands)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees received 4)	Repo facility 5)	Portfolio hedge agreement 6)
Balance January 1, 2014	4,732,230	312,337	72,628	16,622,127	0	(295,496)
Change of balance January 1, 2014 7)	0	0	0	1,454,803	0	0
Change in the period	(420,742)	241,042	16,110	(3,583,239)	0	(246,517)
Balance December 31, 2014	4,311,488	553,379	88,738	14,493,691	0	(542,013)

Balance January 1, 2013	5,684,676	980,545	87,252	20,823,581	4,475,869	(142,214)
Change in the period	(952,446)	(668,208)	(14,624)	(4,201,454)	(4,475,869)	(153,282)
Balance December 31, 2013	4,732,230	312,337	72,628	16,622,127	0	(295,496)

1) The company acquired loans from banks. The loans were part of the company’s ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.

2) Deposits made by the company.

3) Guarantees issued by the company to support the Norwegian export industry. See note 31.3.

4) Guarantees related to the loans described in footnote 1 provided to the company from the related parties.

5) Non-committed Repo facility with DNB Bank ASA. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but neither party is committed to do so. The Agreement has no expiration date. As of January 1, 2013, EUR 600 million has been drawn with a Repurchase Date of February 26, 2015, but with the option to terminate the drawn down tranche in whole on specified termination dates (weekly). The tranche was terminated on September 11, 2013.

6) The Portfolio Hedge Agreement is described in note 12. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.

7) Balance at January 1, 2014, has been changed in 2014, due to internal corrections.

In addition to the transactions reflected in the above table, Eksportfinans’ three major owner banks have extended a committed liquidity facility of USD 1 billion to the company, an Eksportfinans initiated reduction from a former USD 2 billion agreement. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2014. Eksportfinans has not utilized this credit facility.

All transactions with related parties are made on market terms.

35 REMUNERATION

Auditors’s remuneration:

PARENT COMPANY / GROUP
(NOK thousands)	2014	2013	2012
Audit services	1,627	2,141	1,478
Audit fees related to SEC filing in USA	1,456	1,487	1,801
Total Audit Services	3,083	3,628	3,279
Audit related services *)	0	0	166
All other	311	261	391
TOTAL	3,394	3,889	3,836

*) Audit related services include attestations related to funding transactions.

Remuneration to the Management Group:

PARENT COMPANY / GROUP
	Salary	Incentive scheme paid	Stay on bonus paid 3)	Other taxable benefits	Pension cost	Total	Loans 2)
(NOK thousands)	2014
Marchand, Gisèle 4)	3,104	329	293	207	2,593	6,526	0
Geir O. Bergvoll 1) 5)	581	0	0	30	0	611	0
Hagen, Martine Mills	1,664	0	435	177	462	2,738	0
Grøm, Christian	1,482	58	394	178	472	2,584	0
Olsen, Geir Ove	1,335	76	354	199	391	2,355	0
Lindbæk, Elise	1,314	80	348	199	278	2,219	759
Feiring, Jens O.	982	40	175	173	0	1,370	2,275
TOTAL	10,462	583	1,999	1,163	4,196	18,403	3,034

1) The President and CEO has a severance package covering salary for 12 months in the event that the employment is terminated by the company within 31. December 2017. The agreed retirement age is 67 years and the President is member of the company’s defined contribution pension scheme

2) The loans have the same terms as other loans to employees.

3) The Stay on bonus program was established in 2012.

4) For the period January 1, to November 30, 2014.

5) For the period November 1, to December 31, 2014.

PARENT COMPANY / GROUP
	Salary	Incentive scheme paid	Stay on bonus paid 3)	Other taxable benefits	Pension cost	Total	Loans 2)
(NOK thousands)	2013
Marchand, Gisèle 1)	2,701	182	1,985	223	2,546	7,637	0
Hagen, Martine Mills	1,485	0	616	177	392	2,670	0
Grøm, Christian	1,364	58	659	178	471	2,730	0
Olsen, Geir Ove	1,215	76	764	189	365	2,609	0
Lindbæk, Elise	1,201	80	757	197	257	2,492	809
Feiring, Jens O.	775	40	579	169	0	1,563	2,379
TOTAL	8,741	436	5,360	1,133	4,031	19,701	3,188

1) The President and CEO has a severance package covering salary for 18 months in the event that the employment is terminated by the company. The agreed retirement age is 62 years with 70 percent of salary.

2) The loans have the same terms as other loans to employees.

3) The Stay on bonus program was established in 2012.

Members of the Management Group have individual agreements on pensionable age upon reaching the age of 62-65 years with 70 percent of salaries and are also members of the ordinary pension scheme.

Remuneration to Board of Directors and Audit Committee:

PARENT COMPANY / GROUP					PARENT COMPANY / GROUP				PARENT COMPANY / GROUP
	2014				2013				2012
(NOK thousands)	Board of Directors	Audit Committee	Remuneration Committee1)	Total	Board of Directors	Audit Committee	Remuneration Committee 1)	Total	Board of Directors	Audit Committee	Remuneration Committee 1)	Total
Bergvoll, Geir	375	0	16	391	268	0	16	284	260	0	25	285
Carlsen, Sigurd	304	56	0	360	132	18	0	150	0	0	0	0
Bakker, Tone Lunde	266	45	0	311	161	43	0	204	156	42	0	198
Hollingsæter, Bodil	266	45	0	311	161	43	0	204	206	42	0	248
Aker, Live Haukvik	266	20	11	297	161	59	0	220	206	57	0	263
Blystad, Marianne H.	266	30	5	301	161	0	16	177	206	0	25	231
Berg, Christian	266	0	11	277	161	0	5	166	184	0	0	184
Rune Helgeland 2)	200	0	0	200	0	0	0	0	0	0	0	0
Østbø, Tor 3)	67	0	0	67	161	0	0	161	156	0	0	156
Steen, Carl Erik	0	0	0	0	66	0	5	71	192	0	25	217
Total	2,276	196	43	2,515	1,432	163	42	1,637	1,566	141	75	1,782

1) The Remuneration Committee was established in December 2010. The first remuneration paid was in 2012.

2) In addition to ordinary salary amounting to NOK 1,502 thousand in 2014.

3) In addition to ordinary salary amounting to NOK 1,245 thousand in 2013 and NOK 1,214 thousand in 2013.

Remuneration to Council of Representatives:

PARENT COMPANY / GROUP
(NOK thousands)	2014	2013	2012
Alhaug, Frode	61	59	57
Riise, Sandra	31	30	29
Krokeide, Elisabeth	26	25	24
Vik, Torbjørn	26	25	18
Nordli, Peder	26	25	24
Kapstad, Petter	26	25	24
Sture, Eldbjørg	26	19	12
Tostrup, Trond	20	19	12
Guttelvik, Ottar B.	20	19	24
Møller, Marius Juul	20	25	18
Mellem, Irene N.	13	11	0
Bergskaug, Geir	13	25	5
Hongseth, Unni Karlsen	8	19	24
Lundevik, Gro Elisabeth	7	25	12
Pedersen, Jørn	1	25	18
Arntsen, Ingelise	1	19	18
Eidesvik, Toril	1	19	18
Heiberg, Richard	1	6	6
Johnsen, Laila	0	8	24
Rignes, Petter	0	0	8
Kraft, Morten	0	0	2
Total	327	428	377

Remuneration to Control Committee:

PARENT COMPANY / GROUP
(NOK thousands)	2014	2013	2012
Kapstad, Petter	110	107	95
Sture, Eldbjørg	72	70	68
Guttelvik, Ottar B.	72	70	68
Møller, Marius Juul	72	70	51
Rignes, Petter	0	0	26
Total	326	317	308

Remuneration to Election Committee:

PARENT COMPANY / GROUP
(NOK thousands)	2014	2013	2012
Alhaug, Frode	19	25	14
Utvik, Knut J.	4	11	7
Teksum, Leif	4	11	7
Bratheim, Ingrid	4	4	0
Carlsen, Sigurd	0	7	7
Total	30	58	58

36 NUMBER OF EMPLOYEES

PARENT COMPANY/GROUP
	Dec. 31,2014	Dec. 31,2013	Dec. 31,2012
Number of employees	48	53	98
Number of man-years	48	51	94

37 CONTINGENCIES

The contingencies are:

a)	Because of the bankruptcy of Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the Lehman Brothers legal entities. A final settlement was reached with one of the entities in 2011, and for a second entity in the third quarter of 2012. The final settlement amount for these two entities has been paid. The third Lehman Brothers entity has, to date, not contested the original valuation.

b)	Post November 2011 Eksportfinans is no longer making new loans pursuant to the 108 Agreement. The Norwegian Ministry of Trade and Fisheries and Eksportfinans are discussing whether historical procedures and practices followed prior to November 2011 with respect to loans pursuant to the 108 Agreement that are prepaid after November 2011 should be changed or not. There can be no assurances of what the outcome of these discussions, or any other applicable procedure for settlement, will be. An assessment of what impact, if any, these discussions may have on our accounts is postponed until an effective settlement, and subsequently no provisions have been made.

38 REGULATORY FRAMEWORK

With effect from January 1, 2011, new regulations concerning calculation of exposures to one single client were introduced. The single most important change was that risk weighting for exposures to banks was discontinued. The maximum allowed exposure, equaling 25 percent of the institutions own funds, applies under the new provisions. Under the previous rules for calculating and reporting large exposures Eksportfinans risk weighted engagements with borrowers that were secured by on demand guarantees with 20 percent. Eksportfinans reported exposures to borrowers up to the maximum 25 percent and excess exposures, if any, were reported as exposures towards the guaranteeing bank. That meant that maximum exposure to a single client (borrower and guaranteeing bank) equaled NOK 7.1 billion. The new provisions for large exposures equal the prevailing provisions applicable in the European Union (Directive 2006/48/EU) and entail that the maximum exposure to borrower and guaranteeing banks are approximately NOK 1.4 billion. Eksportfinans was granted a transitional period ending December 31, 2011, which later was extended by one year until December 31, 2012, during which it could use the 2010 reporting standards for large exposures. On February 13, 2012, the Norwegian FSA granted the company a new temporary exemption for the five lending transactions currently expecting to exceed 1.4 billion at December 31, 2012. The temporary exemption is specific to each loan and runs until the lending transactions are scheduled to get within the regulatory limit due to ordinary repayments of principal, which is in the period December 31, 2014 – December 31, 2016. At December 31, 2014 there is only one loan relevant under under the temporary exemption.

39 EVENTS AFTER BALANCE SHEET DATE

In 2013 the Icelandic Supreme Court confirmed that Eksportfinans had a first priority claim against Glitnir Banki HF. Since then, in accordance with exchange controls applied by the Icelandic central bank, an amount of ISK 2 billion has been frozen in an escrow account in Iceland. On February 10, 2015, Eksportfinans participated in an auction administered by the Icelandic central bank for exchanging said ISK to EUR. The auction exchange rate was set at 200. This will give an estimated profit of around NOK 30 million in the 2015 accounts.

FINANCIAL ANALYSIS

				GROUP
(NOK millions)	2014	2013	2012	2011	2010

STATEMENTS OF INCOME
Net interest income	461	697	1,244	1,550	1,419
Commissions and income related to banking services	0	0	0	1	2
Commissions and expenses related to banking services	2	2	3	6	7
Total gains/(losses) on financial instruments at fair value and foreign currencies	(6,069)	(7,379)	(25,816)	40,373	(603)
Other income	12	5	60	16	7
Total operating expenses	180	165	144	213	195
Impairment charges on loans	0	0	0	0	0

Pre-tax-operating profit/(loss)	(5,779)	(6,844)	(24,659)	41,721	623
Taxes	(1,506)	(1,995)	(6,903)	11,682	175

Profit/(loss) for the year	(4,274)	(4,849)	(17,756)	30,039	448

Profit/(loss) for the year from discontinued operations, net of taxes	0	0	0	0	0

Other comprehensive income	(41)	(1)	38

Comprehensive income for the period	(4,315)	(4,850)	(17,717)	30,039	448

Profit for the year excluding unrealized gains/(losses) on financial instruments at fair value 5)	130	566	867	945	859

BALANCE SHEETS
Loans and receivables due from credit institutions	12,370	17,704	26,410	40,340	43,014
Loans and receivables due from customers	33,372	47,363	71,879	96,541	85,095
Securities	27,991	26,462	41,785	51,909	67,921
Investments in group companies			0
Other assets	11,896	9,264	17,332	25,139	19,519

Total assets	85,629	100,793	157,406	213,929	215,549

Deposits by credit institutions	0	0	4,476	1	48
Commercial paper and bond debt	66,413	75,843	112,543	141,489	186,402
Other liabilities	10,491	11,974	22,009	36,358	21,887
Subordinated debt/capital contribution securities	965	902	1,440	1,387	2,056
Shareholders' equity	7,760	12,075	16,938	34,694	5,156

Total liabilities and shareholders' equity	85,629	100,793	157,406	213,929	215,549

KEY FIGURES
Return on equity after taxes 1)	-43.5%	-33.4%	-68.8%	150.8%	8.5%
Return on equity before taxes 1)	-58.3%	-47.2%	-95.5%	209.4%	11.8%
Net return on average assets and liabilities	0.36%	0.46%	0.66%	0.71%	0.59%
Return on assets 2)	0.49%	0.54%	0.67%	0.72%	0.64%
Net operating expenses/average assets 3)	0.18%	0.12%	0.05%	0.09%	0.09%
Allocation to/(from) other equity	32	514	933	746	781
Total loans outstanding 4)	39,174	58,568	87,509	121,807	123,412
New loans	0	0	923	33,685	33,654
New bond debt	0	0	0	51,552	72,231
Capital adequacy	24.4%	38.1%	28.0%	19.4%	17.6%
Public sector borrowers/guarantors	35.4%	33.2%	40.0%	40.1%	34.5%

Return on equity (excluding unrealized gains/(losses) on financial instruments at fair value) after taxes 5)	1.8%	8.0%	13.6%	17.2%	17.7%

Number of employees	48	53	55	98	98

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

5) Profit the year excluding unrealized gains/(losses) on financial instruments at fair value for the Company is calculated below:

(NOK millions)	2014	2013
Comprehensive income for the period in accordance with IFRS	(4,314)	(4,850)
Net unrealized losses/(gains) on financial instruments at fair value 1)	6,017	7,354
Unrealized losses related to Icelandic banks that are included above	(7)	276
Realized losses hedged by the Portfolio Hedge Agreement 2)	0	0
Tax-effect on the unrealized items above	(1,566)	(2,214)
Non-GAAP profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	130	566
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments at fair value 3)	1.8%	8.0%

See note 5 to the accompanying financial statements.

1)	Securities have been sold with a realized gain or loss. These gains or losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA.
2)	Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.
F-48