Form 20-F
period 2015-12-31
EKSPORTFINANS ASA
filed 2016-04-25
CIK 700978

F

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

263,914 common shares with nominal value of NOK 10,500 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 the Securities Act.

☐Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file s uch reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Actual results, performance or events may differ materially from those in such statements due to, without limitation:

•	loss of key personnel could increase operational risks,

•	unexpected market movements,

•	inability to renew derivatives contracts for hedging purposes, insolvency of derivative counterparties, or inefficacy of hedging strategies,

•	the failure of our counterparties, guarantors for loans and borrowers to honor their contracts,

•	foreign exchange rate and interest rate fluctuations,

•	volatility in the international financial markets,

•	volatility in the fair value of our financial assets and liabilities,

•	changes in our credit ratings or other actions by ratings agencies,

•	the effects of, and changes in, fiscal, monetary, trade and tax policies,

•	the effects of changes in laws, regulations or accounting policies or practices,

•	various concentrations of credit risk, and

•	various other factors beyond our control.

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

For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (U.S. dollars, $ or USD) in this annual report have been made at the rate of NOK 8.8542 = $1.00 ($0.1129 = NOK 1.00), the noon buying rate of the Federal Reserve Bank of New York on December 31, 2015. On April 15, 2016, such rate was NOK 8.2278 = $1.00 ($0.1215 = NOK 1.00). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following income statement and balance sheet data, expressed in NOK, have been selected from our audited consolidated financial statements as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011.

We prepare our financial statements in accordance with International Financial Reporting Standards as promulgated by the IASB (IFRS).

The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 and the notes thereto.

INCOME STATEMENT DATA

Year ended December 31,	2015	2015	2014	2013	2012	2011
	(USD millions) (except as indicated)	(NOK millions) (except as indicated)
Interest and related income on loans due from credit institutions	10	90	176	290	549	822
Interest and related income on loans due from customers	159	1,404	1,805	2,543	3,542	3,888
Interest and related income on securities	26	229	264	236	566	864
Other interest and related income	6	53	15	32	63	54

Total interest and related income	201	1,776	2,261	3,101	4,720	5,628
Interest and related expenses on commercial paper and bond debt	157	1,388	1,782	2,389	3,342	4,007
Interest and related expenses on subordinated debt	—	4	3	4	6	4
Interest and related expenses on capital contribution securities	—	—	—	1	10	10
Other interest and related expenses	1	10	15	10	119	58

Total interest and related expenses	158	1,402	1,800	2,404	3,476	4,079

NET INTEREST INCOME	43	374	461	697	1,244	1,550

Commissions and income related to banking services (1)	—	—	—	—	—	1
Commissions and expenses related to banking services	—	2	2	2	4	6
Net gains/(losses) on financial instruments at fair value	(89)	(791)	(6,069)	(7,379)	(25,816)	40,373
Other income	2	14	12	5	60	16
NET OTHER OPERATING INCOME	(87)	(780)	(6,060)	(7,377)	(25,759)	40,385
TOTAL OPERATING INCOME	(44)	(406)	(5,599)	(6,680)	(24,515)	41,935
Salaries and other administrative expenses	13	115	154	138	118	182
Depreciation	2	16	16	18	18	20
Other expenses	1	11	10	9	8	12
TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT CHARGES ON LOANS	16	142	180	165	144	214
Impairment charges on loans	—	—	—	—	—	—
PRE-TAX OPERATING PROFIT/(LOSS)	(60)	(548)	(5,779)	(6,844)	(24,659)	41,721
Taxes*	(19)	(171)	(1,506)	(1,995)	(6,904)	11,682
PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	(41)	(376)	(4,274)	(4,849)	(17,756)	30,039
Profit/(loss) for the year from discontinued operations, net of taxes	—	—	—	—	—	—
Other comprehensive income	3	25	(41)	(1)	38
Total comprehensive income	(38)	(351)	(4,315)	(4,850)	(17,717)	30,039
Ratio of earnings to fixed charges (2) (unaudited)	0.61	0.61	—	—	—	11.21
PER SHARE DATA (thousands of USD/NOK) (unaudited):
Dividends per share (3)	—	—	—	—	—	—
Shares outstanding at December 31 (number of common shares)	263,914	263,914	263,914	263,914	263,914	263,914
Profit/(loss) for the year per share (4)	(0.16)	(1.43)	(16.19)	(18.37)	(67.28)	113.82
Dividends in respect of 2015 proposed per share (5)	—	—	—

* For further details, see note 1 and 11 to our audited consolidated financial statements in Item 18.

BALANCE SHEET DATA
As of December 31,

	2015	2015	2014	2013	2012	2011
	(USD millions) (except as indicated)	(NOK millions) (except as indicated)
ASSETS
Loans due from credit institutions	797	7,053	12,370	17,704	26,410	40,340
Loans due from customers	2,763	24,462	33,372	47,363	71,879	96,541
Securities	2,732	24,187	27,991	26,462	36,707	51,908
Repurchase receivable	—	—	—	—	5,078	—
Financial derivatives	485	4,293	7,071	5,500	10,884	19,446
Deferred tax asset	—	—	—	—	—	—
Intangible assets	—	2	4	5	9	16
Property, equipment and investment property	23	208	217	213	207	210
Other assets	558	4,938	4,604	3,545	6,232	5,467
TOTAL ASSETS	7,358	65,142	85,629	100,793	157,406	213,929
LIABILITIES
Deposits by credit institutions	—	—	—	—	4,476	1
Commercial paper debt	—	—	—	—	—	5,762
Bond debt	5,780	51,174	66,413	75,843	112,543	135,727
Financial derivatives	497	4,398	5,129	5,145	9,343	13,871
Taxes payable	9	76	372	0	317	295
Deferred tax liabilities	—	1	229	2,124	4,121	11,343
Other liabilities	220	1,952	4,599	4,607	8,133	10,721
Provisions	15	132	161	97	96	128
Subordinated debt	—	—	965	902	990	1,039
Capital contribution securities	—	—	—	—	450	348
TOTAL LIABILITIES	6,521	57,733	78,869	88,718	140,468	179,235
SHAREHOLDERS’ EQUITY
Share capital	313	2,771	2,771	2,771	2,771	2,771
Share premium reserve	—	—	—	—	177	177
Other equity	524	4,638	4,989	9,304	13,991	31,746
TOTAL SHAREHOLDERS’ EQUITY	837	7,409	7,760	12,075	16,938	34,694
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,358	65,142	85,629	100,793	157,406	213,929

FINANCIAL RATIOS/OPERATING STATISTICS (unaudited)
Return on average equity (6)	(4.63%)	(4.63% )	(43.51% )	(33.45% )	(68.78% )	150.76%
Dividend (as a percentage of share capital)	—	—	—	—	—	—%
Return on assets (7)	0.50%	0.50%	0.49%	0.54%	0.67%	0.72%
Ratio of operating and administrative expenses to average assets	0.17%	0.17%	0.18%	0.12%	0.05%	0.09%
BALANCE SHEET STATISTICS (unaudited)
Capital adequacy	36.30%	36.30%	24.41%	38.13%	27.97%	19.42%
Public sector share of total loans as borrowers/guarantors(8)	38.09%	38.09%	35.40%	33.15%	40.04%	40.06%
Of which municipalities and counties	1.49%	1.49%	1.90%	2.51%	1.83%	1.65%
Total loans outstanding/ total assets	43.31%	43.31%	45.75%	58.11%	55.59%	56.94%

(1)	Includes income on guarantees. For further details, see note 29.3 to our audited consolidated financial statements in Item 18.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income (profit/(loss) for the year) plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses. The ratio of earnings to fixed charges had a deficit in 2015 of NOK 547 million (USD 62 million), driven by unrealized losses on the fair value of our own debt. The ratio of earnings to fixed charges had a deficit in 2014 of NOK 5,779 million (USD 777 million) and a deficit in 2013 of NOK 6,845 million (USD 1,125 million), also driven by unrealized losses on the fair value of our own debt. For further details, see Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.
(3)	The dividend per share amount for each year represents the distribution out of net income (profit/(loss)) for such year that is approved by the annual general meeting of the shareholders and paid in the following year.
(4)	Total comprehensive income divided by the weighted average number of shares during the year.

(5)	The dividend per share amount for 2015 proposed by the Board of Directors as the distribution of net income (profit/(loss)) for the year was approved at the annual general meeting of the shareholders of Eksportfinans held in April 2016. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders held during the year following the year to which such dividend relates. The approved dividend is paid in the year in which it is approved.
(6)	Profit for the period divided by average equity. Average equity is calculated as the average of starting and ending equity.
(7)	Net interest income for the period divided by average assets. Average assets are calculated as the average of the starting and the ending balance.
(8)	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (the Guarantee Institute or GIEK) as borrowers or guarantors) to total lending.

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

The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end
2011	5.5605	5.9682
2012	5.8183	5.5665
2013	5.9096	6.0657
2014	6.3717	7.4816
2015	8.1383	8.8542

The following table sets forth the high and low noon buying rates for the periods shown:

	High	Low
September 2015	8.5350	8.1204
October 2015	8.4643	8.0783
November 2015	8.7105	8.4759
December 2015	8.8542	8.4994
January 2016	8.9668	8.6332
February 2016	8.7184	8.4820
March 2016	8.7023	8.2520
April 2016 (through April 15)	8.3486	8.1703

The noon buying rate on April 15, 2016, was NOK 8.2278 = $1.00 ($0.1215 = NOK 1.00).

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Loss of key personnel may increase operational risks.

Eksportfinans’ performance has historically been and continues to be dependent on the talents and efforts of highly skilled individuals. The size of the Company's balance sheet and the complexity of its business require a critical mass of employees who possess managerial, financial, risk management, administrative and other skills that are important to its operations. The Norwegian Government's (the Government) decision to assume responsibility for the export scheme previously run by the Company has had, and may continue to have, an adverse affect on the Company's ability to retain employees. The loss of or an extended interruption in the services of a substantial number of our personnel may lead to increased operational risks which could adversely affect the Company's results of operations and financial condition. There can be no assurance that Eksportfinans will be able to attract and retain such personnel, particularly in light of our current business model.

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

As of December 31, 2015, approximately 84% of our outstanding loans were secured by guarantees. The remaining loans were supported by pledges on cash deposits with banks (9%) or represent loans to banks that originally qualified by their creditworthiness to act as guarantors (7%). As of December 31, 2015, 49% of our outstanding loans were guaranteed by Norwegian banks. The majority of such guarantees were provided by DNB Bank ASA, which guaranteed 34.4% of outstanding loans as of December 31, 2015. The largest guarantor, GIEK, supported 38.1% of all loans as of December 31, 2015.

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

Our hedging strategies may not prevent losses.

The Company carries out interest rate risk, currency risk and other market-related risk management activities on a continuous basis. However, our hedging strategies and other risk management techniques may not be effective in all markets or against all types of risks, especially in extreme, unanticipated or disrupted market conditions.

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

Fair value measurements of Eksportfinans’ debt take Eksportfinans’ own credit risk into account by discounting cash flows at rates that incorporate Eksportfinans’ currently observable credit spreads based on actual transactions or by quotes from major broker dealers. This fair value impact may significantly increase volatility in our results, as the correlation with the credit spreads applied to our assets is usually low. After the multi-notch downgrades of the Company's credit ratings by Moody's and S&P following the Government's decision to assume responsibility for the provision of government subsidized export loans, the spread levels and spread volatility increased significantly. This resulted in unrealized gains for the Company of NOK 40.8 billion in 2011. In 2013, 2014 and 2015 we experienced spread tightening, resulting in unrealized losses to the Company. For the year ended December 31, 2015, unrealized losses on our own debt were NOK 0.7 billion (excluding derivatives) compared to unrealized losses of NOK 6.0 billion for the year ended December 31, 2014. The unrealized gains from 2011 are expected to be reversed as unrealized losses in the future. Total unrealized gains as of December 31, 2015 were NOK 1.6 billion. For further details, see note 27.7 to our audited consolidated financial statements in Item 18.

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

Although we are no longer making new loans under the 108 Agreement, the 108 Agreement will remain in effect until all loans issued pursuant to the 108 Agreement have been repaid. Certain practices and procedures that were historically followed under the 108 Agreement were implicitly based on the expectation that the Company would be continuing to make new loans pursuant to the 108 Agreement. As this is no longer the case, there can be no assurance that either we or the Ministry of Trade, Industry and Fisheries (the Ministry) will not determine that changes to the practices and procedures are appropriate. In particular, prior to November 11, 2011, the Company historically followed a procedure in respect of the settlement account of the 108 Agreement which adjusted for differences in funding costs at the date of disbursement and at the date of prepayment of Government supported loans. Subsequent to the discontinuation of its activities in making new Government supported loans, the Company has proposed that such procedures no longer are appropriate. In light of the fact that the Company no longer is making new government supported loans the Ministry asserts that the fixed gross margin which Eksportfinans is guaranteed under the 108 Agreement should be reviewed and reduced. As the Ministry and the Company do not agree, these matters has, in accordance with the 108 Agreement, been referred to a court of arbitration. A decision is expected within 2nd quarter of 2016. There can be no assurance as to the result of such proceedings. A judgment against the Company could result in reduced revenues from the fixed gross margin and in the Company being required to transfer amounts to the settlement account of the 108 Agreement that are larger than currently planned, which could adversely affect our results of operations or financial position.

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

On November 18, 2011, the Government announced that it would establish a government-run export financing scheme under which a new entity established by the Government would assume responsibility for the provision of government-subsidized loans as export credits. The Government’s decision to terminate the 108 Agreement (see item 4.B. “Business Overview – Loans – Export Lending - Arrangement with the Government”) with respect to new loans adversely affected Eksportfinans' scope and extent of business activities and made it necessary for the Company to reassess its business model. As a result of the Government's decision, Eksportfinans decided to discontinue making new loans, except for loans for which commitments existed prior to November 18, 2011. The Company assisted the Government in administering government-sponsored export lending during a transition period which ended July 1, 2012. The new entity, Eksportkreditt Norge AS, was established on June 25, 2012, and became operational on July 2, 2012. Eksportfinans continues to operate and manage its existing loan portfolio and other assets and liabilities and servicing its borrowers and investors and expects to continue to do so for a significant period of time.

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

On March 30, 2016, Eksportfinans entered into an agreement with GNNOR DMG 15 Holding AS to sell all shares in Eksportfinans' subsidiary EDM 15. The sale of this subsidiary includes all 11 sections owned at Dronning Mauds gate 15, with effect as of April 15, 2016.

B. BUSINESS OVERVIEW

LOANS

Export Lending

The following describes the Company’s export lending activities and portfolio. The Company has not engaged in new export lending since November 18, 2011 except for loans for which legal commitments existed prior to that date, but continues to actively manage its existing portfolio.

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

As shown in the table in Item 4.B. “— LOANS — Analysis of Loans”, a significant portion of the Eksportfinans loan portfolio is supported by guarantees (approximately 87.4% of the export-related balance as of December 31, 2015). The remaining export-related loans outstanding as of December 31, 2015 are supported by pledges on cash deposits with banks (9.2%) or represent loans to banks that are themselves qualified by their creditworthiness to act as guarantors (3.4%).

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

Types of Financing

Overview. Our export-related loan portfolio consists of three types of financing: (1) contract financing, (2) financing of international and export related activities and (3) acquisition of loans from banks.  Approximately 87.4% of our outstanding export loans are guaranteed. The remaining loans are supported by pledges on cash deposits with banks (9.2%) or represent loans to banks that are qualified by their creditworthiness to act as guarantors (3.4%). For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing — Financing of international and export related activities”.

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

Financing of international and export related activities. Eksportfinans financed activities related to the Norwegian export industry. The loan purpose was typically to finance investments in buildings and machinery for export production or international expansion. Such loans were guaranteed by Norwegian and international banks and other financial institutions. In 2005 Eksportfinans also started to extend loans to Norwegian savings banks to fund these banks’ loans to their customers within the export business. In 2008, the Company discontinued direct loans to saving banks. From 2008, loans in co-operation with saving banks were made to a borrower based on a guarantee from the savings bank, which was consistent with the Company’s other lending activities. Total loans outstanding that were extended via Norwegian saving banks was NOK 400 million as of December 31, 2015 and NOK 400 million as of December 31, 2014.

Loans acquired from banks. Eksportfinans from time to time entered into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans were based on normal commercial terms, and the loans acquired were of the type extended by Eksportfinans in the ordinary course of its business.

The Company placed an initial deposit with the selling bank, which was used as consideration for the purchase of the relevant loans. Each loan purchased was supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company paid the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount was paid to the selling bank. The net effect of these transactions was that Eksportfinans received a specified, individually negotiated return comparable to that received on its other commercial loans. No loans were acquired from banks in 2015 compared to NOK 33 million in 2014 and NOK 268 million in 2013. As loans are repaid and mature, new loans are acquired to maintain the balance with the amount of the deposit placed with the selling bank.

Loan Commitments

Eksportfinans had no actual and probable loan commitments as of December 31, 2015 compared to NOK 261 million as of December 31, 2014). The remaining loan commitment of NOK 261 million was terminated in 2015. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”.

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

Eksportfinans relies on credit ratings and analyses from the major rating agencies to monitor the credit quality of all guarantors and credit counterparties in its portfolio of financial investments and in its derivatives portfolio and reports regularly to management and the Board of Directors. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other support for the loans as the ultimate source of repayment. The Board of Directors has established exposure limits based on the credit ratings of the guarantors and borrowers. Consistently, the entirety of the rated portfolio consists of investment grade counterparties. For details on our unrated portfolio, see note 27.5 to our audited consolidated financial statements in Item 18. For further details on our reliance on credit ratings, see Item 3.D. “Risk Factors — We are largely dependent on credit ratings from the major credit rating agencies when managing our portfolio”.

All guarantees obtained from banks to support Eksportfinans’ loans are unconditional and irrevocable, whereas guarantees from GIEK or insurance companies are given subject to certain conditions and limitations, as discussed below.

Guarantees issued by GIEK, insurance companies and banks generally cover principal, interest and, in most cases, interest on payments past due and expenses.

Guarantees issued by GIEK cover political risks (e.g. war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (e.g. the failure by the borrower to perform its obligations under the credit agreement). The Guarantee Institute’s cover of political risks is 100% of a loan, and its maximum cover for commercial risks is 90%. The terms of guarantees issued by the Guarantee Institute generally provide that the Guarantee Institute is to be issued a claim after a default has continued for 90 days. Claims under the guarantees are payable six months from the date a claim is issued. Guarantees issued by the Guarantee Institute supported 39% of export related loans as of December 31, 2015 compared with 34% of export related loans as of December 31, 2014.

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

In 1978 the Norwegian Ministry of Finance entered into the 108 Agreement with Eksportfinans pursuant to a legislative enactment (Proposition No. 108 to the Storting) to permit Eksportfinans to arrange and extend export credits in accordance with the OECD Consensus. The stated purpose of the agreement was to offer Norwegian exporters of capital goods a competitive export credit system. From August 1995 until November 18, 2011 (as described below), the 108 Agreement enabled Eksportfinans to issue export credits at the OECD’s CIRR rates.

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

Under the 108 Agreement, Eksportfinans is required to keep separate accounts and a settlement account for payables to and receivables due from the Ministry of Trade, Industry and Fisheries If the settlement account shows a deficit, the Ministry of Trade, Industry and Fisheries makes payments to Eksportfinans; conversely, Eksportfinans pays to the Ministry of Trade, Industry and Fisheries any surplus registered in the settlement account. Settlements take place within 16 months after the end of each accounting year. Historically, amounts have been due from the Government.

On November 18, 2011, the Government announced that it would assume responsibility for the provision of export credits under the scheme previously managed by Eksportfinans. As a result, Eksportfinans no longer extends new loans under the 108 Agreement except for loans for which commitments existed prior to November 18, 2011, but will continue to manage its portfolio under the 108 Agreement until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled pursuant to the 108 Agreement. Approximately 54% of Eksportfinans’ outstanding export-related loans as of December 31, 2015 were disbursed pursuant to the 108 Agreement, compared to 49% of export-related loans at the end of 2014. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”. The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Government under this arrangement:

	2015	2014	2013	2012	2011	2010	2009
Amount paid or payable to Eksportfinans (NOK millions)	62	337	322	405	382	332	152
Payment in respect of (year)	2013	2012	2011	2010	2009	2008	2007

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

Further, in connection with the Sale and Purchase Agreement, Eksportfinans entered into an “Excluded Portfolio Agreement”, pursuant to which at the Closing Eksportfinans purchased from Kommunekreditt loans with a book value (equal to fair value) of approximately NOK 10.9 billion (the Retained Municipal Portfolio). The retained loans in the Retained Municipal Portfolio consist of loans granted by Kommunekreditt to banks and other financial institutions and a selection of loans to municipalities, selected with respect to their maturity but consistent with other loans made by Kommunekreditt. As at 31 December 2015, the book value of the Retained Municipal Portfolio was NOK 1.8 billion.

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

Types of Financing in the Retained Municipal Portfolio

Loans in the Retained Municipal Portfolio have terms ranging from less than one year to more than ten years remaining. As of December 31, 2015, 40% (as of December 31, 2014, 47%) of the outstanding loans had a remaining term in excess of five years.

Loans in the Retained Municipal Portfolio include both floating-rate and fixed-rate terms.

Floating-rate loans bear interest either at a rate linked to the Norwegian Interbank Offered Rate (NIBOR) plus a margin or at a rate that is adjustable at our discretion upon 14 days’ notice. If the borrower rejects the adjusted interest rate, the loan and accrued interest must be repaid immediately. As of December 31, 2015, 77% were at floating interest rates (76% as of December 31, 2014).

If a loan has a fixed interest rate, the fixed interest rate normally applies for the whole term of the loan. Some loans may have a fixed rate of interest for a shorter period than the term of the loan. For such loans, at the end of the initial term either new fixed rates of interest are agreed or the loan is repaid. Prepayments of fixed rate loans are subject to a penalty based on the difference between the agreed interest rate and the market interest rate at the time of prepayment. As of December 31, 2015, 23% of the loans were at fixed interest rates (as of December 31, 2014, 24%).

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

Analysis of Loans

Composition of Loans

The following table sets forth the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality and county loans for each of the last five years:

		As of and for the year ended December 31,
(NOK millions) (1)	2015	2014	2013	2012	2011
Loan disbursements (during the year):	—	—	—	—	—
Export-related commercial loans	—	—	—	781	27,447
Export-related Government-supported loans (2)	—	—	—	142	6,238
Total (3)	—	—	—	923	33,685

Loans outstanding (at year-end):
Export-related commercial loans	12,271	18,249	30,029	50,301	76,699
Export-related Government-supported loans (2)	14,149	17,841	21,601	28,351	34,599
Loan to KLP Kreditt AS	—	—	—	—	—
Direct loans to Norwegian local government	1,074	2,345	3,513	4,374	5,653
Municipal-related loans to other credit institutions	700	700	3,388	4,448	4,798
Loans to employees	21	39	37	35	58
Total	28,215	39,174	58,568	87,509	121,807

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

(2)	Export-related government-supported loans refer to all loans provided under the 108 Agreement with the Government. Refer to disclosures under the heading “Arrangement with the Government” in this section for further information about these loans. The export-related government-supported loans are protected by the types of credit support presented under the heading “Credit Support” later in this section.

(3)	Amounts for 2012 and 2011 include loans acquired from shareholders amounting to NOK 141 million and NOK 3,644 million , respectively.

The following table represents an analysis of the Company’s loans outstanding for each of the last five years:

(NOK millions) (1)	2015	2014	2013	2012	2011
Beginning balance	39,174	58,568	87,509	121,807	123,412
Add — disbursements	—	—	—	923	33,685
Deduct — repayments	(14,016)	(23,438)	(33,250)	(31,555)	(35,422)
Adjustments related to year-end exchange rates (1)	3,057	4,044	4,309	(3,666)	132
Balance at year-end	28,215	39,174	58,568	87,509	121,807

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

Our export-related loans are divided into three categories: ships, capital goods and additional export-related and international activities, as described in the footnotes to the tables below.

The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:

Loan disbursements (during the year):

(NOK millions)	2015	2014	2013	2012	2011
Export-related Loans	—	—	—
of which Ships (1)	—	—	—	174	9,634
of which Capital goods (2)	—	—	—	137	13,678
of which Other export-related and international activities (3)	—	—	—	612	10,373
Total (4)	—	—	—	923	33,685

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

(NOK millions)	2015	2014	2013	2012	2011
Aviation and shipping	—	—	—	612	2,816
Renewable energy	—	—	—	—	4,394
Infrastructure	—	—	—	—	1,064
Environment	—	—	—	—	688
Consumer goods	—	—	—	—	612
Real estate	—	—	—	—	411
Banking and finance	—	—	—	—	388
Oil and gas	—	—	—	—	—
IT and telecommunication	—	—	—	—	—
Total	—	—	—	612	10,373

(4)	Amounts for 2012 and 2011 include loans acquired from shareholders amounting to NOK 141 million and NOK 3,644 million, respectively.

Loans outstanding at year-end:

	As of December 31,
(NOK millions)	2015	2014	2013	2012	2011
Export-related Loans
of which Ships (1)	12,872	17,443	21,630	34,148	44,989
of which Capital goods (2)	8,146	10,112	13,678	23,973	33,991
of which Other export-related and international activities (3)	5,402	8,535	16,322	20,532	32,318
Direct loans to Norwegian local government	1,074	2,345	3,513	4,373	5,653
Municipal-related loans to other credit institutions	700	700	3,388	4,448	4,798
Loans to employees (4)	21	39	37	35	58
Total	28,215	39,174	58,568	87,509	121,807

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

	As of December 31,
(NOK millions)	2015	2014	2013	2012	2011
Shipping	2,476	2,934	3,446	4,284	5,233
Infrastructure	790	977	1,289	1,333	1,060
Banking and finance	747	626	2,684	4,615	6,938
Real estate	679	995	849	660	5,063
Oil and gas	309	485	596	1,223	2,491
Consumer goods	300	450	1,831	2,275	5,375
Environment	101	118	632	646	661
Renewable energy	—	1,950	4,994	5,494	5,494
Other categories	—	—	1	2	3
Total	5,402	8,535	16,322	20,532	32,318

(4)	There were no material loan disbursements to employees in 2015.

 Maturity of Loans

The following table shows the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of our outstanding loans as of December 31, 2015, categorized by maturity.

(NOK millions)	1 year	From 1 year up to and including 5 years	Over 5 years	Total
Municipal and county loans	224	850	700	1,774
Export-related loans	9,133	15,421	1,887	26,441
Total	9,357	16,271	2,587	28,215

Loans by Type of Interest Rate

The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2015, categorized by type of interest rate.

(NOK millions)	Fixed interest rates	Adjustable interest rates	Total
Municipal and county loans	404	1,370	1,774
Export-related loans	14,209	12,232	26,771
Total	14,613	13,602	28,215

Currency of Loans

The following table shows the composition of the Company’s loans by currency, based upon the contract terms, as of December 31, for each of the last five years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,
(NOK millions, except percentages) (1)	2015		2014		2013		2012		2011
U.S. dollars	13,708	48.6%	16,739	42.7%	19,962	34.1%	32,245	36.9%	55,716	45.7%
Norwegian kroner	13,504	47.9%	21,381	54.6%	37,026	63.2%	53,580	61.2%	63,392	52.0%
Euro	532	1.9%	575	1.5%	1,092	1.9%	1,155	1.3%	2,116	1.7%
Other	471	1.6%	488	1.2%	488	0.8%	529	0.6%	583	0.5%
Total	28,215	100.0%	39,174	100.0%	58,568	100.0%	87,509	100.0%	121,807	100.0%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

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

(NOK millions) (1)	2015	2014	2013	2012	2011
Norway (2)	17,761	25,886	42,497	60,100	82,366
Qatar	2,090	1,950	1,748	1,739	2,022
The Netherlands	1,818	1,834	1,747	1,823	2,205
Cyprus	997	1,276	1,366	2,442	2,921
Denmark	745	879	1,100	1,248	1,415
Other (3)	4,804	7,349	10,110	20,157	30,878
Total	28,215	39,174	58,568	87,509	121,807

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

(2)	Of which loans related to Norwegian municipalities amounted to NOK 1,774 million, NOK 3,045 million, NOK 6,901 million, NOK 8,821 million and NOK 10,451 million in 2015, 2014, 2013, 2012 and 2011, respectively.

(3)	In 2015, “Other” does not include any individual country amounts greater than those disclosed by individual country for that year.

Credit Support

The following tables provide an overview of the types of credit support on our outstanding loans as of December 31, for each of the last five years:

Municipal Lending:

(NOK millions, except percentages) (1)	2015		2014		2013		2012		2011
Loans to Norwegian Banks	700	39.0%	700	23.0%	3,388	49.0%	4,448	50.4%	4,798	45.9%
Norwegian bank guarantees	670	38.0%	1,600	52.5%	2,044	29.6%	2,771	31.4%	3,638	34.8%
Loans to or guaranteed by Norwegian
Municipalities	404	23.0%	745	24.5%	1,468	21.3%	1,602	18.2%	2,015	19.3%
Loan to KLP Kreditt AS		-	-		-		-		-
Total	1,774	100%	3,045	100%	6,900	100%	8,821	100%	10,451	100%

Export-related Lending:

(NOK millions, except percentages) (2)	2015		2014		2013		2012		2011
Government Guarantees (3)	10,747	41.0%	13,108	36.3%	17,962	34.8%	33,440	42.5%	46,777	42.0%
Norwegian Bank Guarantees	10,313	39,0%	14,747	40.9%	22,092	42.8%	24,535	31.2%	28,735	19.7%
Loans to Norwegian banks	400	2.0%	400	1.1%	2,173	4.2%	4,167	5.3%	6,466	11.9%
Foreign Bank Guarantees (4)	2,023	8.0%	2,767	7.7%	3,624	7.0%	9,098	11.6%	14,955	13.4%
Pledges over cash deposits with banks	2,430	9.0%	4,596	12.7%	5,482	10.6%	7,079	9.0%	13,977	12.6%
Loans to foreign banks	508	2.0%	475	1.3%	335	0.6%	334	0.4%	388	0.3%
Corporate guarantees
Total	26,421	100%	36,093	100%	51,668	100%	78,653	100%	111,298	100%

(1)	Loan provided with security in the underlying lending portfolio transactions, in addition to KLP Kreditt AS being a Norwegian bank.

(2)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(3)	Consists of guarantees by the Guarantee Institute, other Norwegian agencies and foreign governments.

(4)	Includes direct loans to foreign banks from which we would accept a guarantee.

In addition, mortgage loans to employees accounted for NOK 21 million, NOK 39 million, NOK 37 million, NOK 35 million and NOK 58 million in 2015, 2014, 2013, 2012 and 2011, respectively.

Government guarantees supported 40.67% of total outstanding export-related loans as of December 31, 2015, substantially all of which were covered by the Guarantee Institute. The relative percentage of government guarantees for export-related lending increased from 36.3% as of December 31, 2014 due to the scheduled repayment and maturity of government guaranteed loans.

No loans to a single customer guaranteed by the Government or its agencies exceeded 7.40 % of total export-related loans as of December 31, 2015. Guarantees issued by two Norwegian banks, DNB Bank ASA and Nordea Bank Norge ASA, which together owned 63.2% of the Company’s share capital as of December 31, 2015, supported 41.1% of total export-related loans. As of the same date, guarantees issued by one of those banks, DNB Bank ASA, supported approximately 36.8% of total export-related loans. No loan to a single customer guaranteed by DNB Bank ASA exceeded 6.7% of total loans in 2015.

Guarantees issued by Nordea Bank Norge ASA, another shareholder, supported 4.1% of total export-related loans. No loan to a single customer guaranteed by Nordea Bank exceeded 0.9% of total loans. For further details, see Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.

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

The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	As of December 31,
(NOK millions)	2015	2014	2013	2012	2011
Interest and principal installments more than 90 days past due (1)	195	212	112	522	504
Not matured principal on loan with payments more than 90 days past due (2)	322	329	86	148	17
Total	517	541	198	670	521
Interest and principal installments more than 90 days past due
expected to be collected from guarantor (3)	9	20	18	25	6

(1)	Of the amounts for 2015, 2014, 2013, 2012 and 2011, NOK 108 million, NOK 101 million, NOK 94 million, NOK 485 million and NOK 498 million, respectively relates to Icelandic banks.

(2)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.

(3)	All loans expected to be collected from a guarantor are loans where the borrower is a foreign counterparty. The amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. For further details, see note 27.4 to our audited consolidated financial statements in Item 18.

With the adoption of IFRS, all loans, with the exception of government-supported loans and a loan to KLP Kreditt are measured at fair value. Loans measured at fair value are not subject to separate impairment losses as any impairment would be included in the fair value measurement. The fair value measurements of loans are described in notes 4 and 27.7 to our audited consolidated financial statements in Item 18. The loan portfolios carried at amortized cost are continuously assessed for impairment. This applies for government-supported loans (the loans under the 108 Agreement with the Government) and the loan to KLP Kreditt. The method the Company uses to monitor credit risk is the same for loans carried at amortized cost and loans measured as at fair value through profit or loss. The credit monitoring of the amortized cost loans is used in the impairment assessment while the credit monitoring of the fair value loans is used in the fair value measurement. The Company reviews all non-performing loans for impairment on a quarterly basis. No loan loss provisions have been made to cover losses arising from circumstances existing at December 31, 2015.

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

In October 2008, Iceland introduced an emergency law to deal with its national banking crisis. Three of the major Icelandic banks were nationalized and placed under Icelandic government ownership, control and supervision. Eksportfinans participates in a euro-denominated syndicated loan to Glitnir Banki hf (Glitnir), with Eksportfinans’ exposure being NOK 108 million (at exchange rates applicable as of December 31, 2015). Based on the most recent reports from the Glitnir estate in connection with its wind down, as of December 31, 2015, the Company expected to receive repayment of 26.5% of the principal amount of the loans (a decrease from the estate’s estimate of 35% as of December 31, 2014), leading to an accumulated fair value reduction of NOK 71 million as per December 31, 2015 (at exchange rates applicable as of December 31, 2015) with respect to the exposure. In January 2016 the Company received payment from the Glitnir estate: the payments were made principally in a basket of currencies, plus an immaterial portion that was repaid in shares and notes linked to the residual Glitnir estate. The shares will give voting rights and the notes have no certainty as to maturity. Save for the outstanding amounts under the Icelandic syndicated loan, the Company has incurred no loan losses to date.

Foreign Outstandings

The following table sets forth outstandings to obligors in foreign countries where aggregate outstandings to each country exceed 1.5% of the Company’s total assets as of December 31, 2015. Additionally, it sets forth under “Other countries” the aggregate outstandings for countries which each represent between 0.75% and 1.5% of the Company’s total assets. Outstandings consist of loans, securities and receivables. Guaranteed amounts are reflected as outstandings only in the country of the guarantor and not in the country of the borrower. These amounts are primarily outstanding against foreign banks.

	Year ended December 31,
	2015	2014	2013	2012	2011
(NOK million)	Outstanding

Denmark	3,457	6,124	5,363	9,015	9,392
USA	3,414	4,826	4,604	3,592	6,537
Germany	3,157	4,451	2,964	8,353	7,553
Sweden	2,632	3,698	2,632	2,659	3,908
Finland	1,470	1,712	4,628	8,483	9,103
Spain	1,469	1,617	1,787	(1)	(1)
United Kingdom	1,409	3,367	2,429	3,692	11,701
The Netherlands	(1)	(1)	1,708	4,416	7,403
Italy	(1)	(1)	(1)	(1)	3,385
Ireland	(1)	(1)	(1)	—	—
Belgium	(1)	(1)	—	—	—
Japan	(1)	—	—	—	—
Australia	—	(1)	—	(1)	(1)
Austria	—	1,984	2,227	(1)	(1)
France	—	(1)	2,849	6,489	7,961
Other countries (1)	3,717	5,456	3,189	6,976	6,583
Total	20,725	33,235	34,380	53,675	73,526

(1)	Represents countries with respect to which the Company’s outstandings were between 0.75% and 1.5% of total assets. This includes Ireland, The Netherlands, Italy, Japan and Belgium as of December 2015; France, The Netherlands, Italy, Australia, Ireland and Belgium as of December 31, 2014; Belgium, Ireland and Italy as of December 31, 2013; Spain, Austria, Australia, Italy and Belgium as of December 31, 2012; and Spain, Australia and Austria as of December 31, 2011.

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

FINANCIAL INVESTMENTS

Liquidity Portfolio

In early 2008 shareholders representing 99.5% of Eksportfinans’ shares signed a risk mitigation agreement, as amended with effect as of March 1, 2016 (the Portfolio Hedge Agreement), whereby they undertook to hedge against further market value declines, including credit losses, in the Liquidity Portfolio (as defined under Item 5.B "Liquidity and Capital Resources – Liquidity Portfolio" below) as it existed on February 29, 2008 (the PHA Portfolio) up to an amount of NOK 5 billion. None of this amount was utilized as of year-end 2015. Upon entering into the Portfolio Hedge Agreement the Company set up a new liquidity portfolio (the Liquidity Reserve Portfolio). The Liquidity Reserve Portfolio does not benefit from the Portfolio Hedge Agreement. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement” and notes 5, 12 and 28.4 to our audited consolidated financial statements in Item 18.

Eksportfinans holds significant amounts of liquid securities in our PHA Portfolio and our Liquidity Reserve Portfolio, which together comprise the Liquidity Portfolio. These portfolios are in place to provide liquidity. The securities in the PHA Portfolio are mainly held to maturity and consist mostly of investment-grade debt and debt-related securities, primarily senior bank notes and bonds and asset-backed securities. The Liquidity Reserve Portfolio contains instruments with shorter weighted average maturities than those in the PHA Portfolio and does not contain asset-backed securities. For further information on the Liquidity Portfolio, see Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.

Credit default swaps

Eksportfinans has issued several credit linked notes. In order to hedge the exposure under a note, Eksportfinans entered into a swap with an acceptable swap counterparty. This swap contains an embedded credit default swap where Eksportfinans sells the protection which represents the risk assumed by the investor under the note.

Eksportfinans does not enter into credit default swaps for income generating purposes as an alternative to investing in ordinary bonds.

FUNDING

For further information on funding and related derivative activities, see Item 5.B. “Liquidity and Capital Resources”.

SUPERVISION AND REGULATION

The Company is subject to regulation under several Norwegian statutes, including the Public Limited Liability Companies Act of June 13, 1997 No. 45 (the Public Limited Liability Companies Act) and the Act on Financial Companies of April 10, 2015 No. 17 (the Financial Companies Act). The Financial Companies Act is the principal act with respect to licenses to carry on finance activities; lawful area of activity; minimum requirements as to capital adequacy; overall credit to a single customer; ownership, cooperation and conflicts of position; financial groups; relationship to customers and money laundering. The Financial Companies Act entered into force on January 1, 2016 and replaces the Act on Financing Activity and Financial Institutions of June 10, 1988 No. 40 (the Financial Institutions Act). The Act provides a one year transitional period to implement the new requirements. Eksportfinans is in the process of implementing the Act and has already amended the Articles of Association to fulfill the requirements of the Act.

The Financial Companies Act supplements the Public Limited Liability Companies Act with respect to formation, requirements of the articles of association, and governing bodies, among others. In addition to these acts, the Financial Supervision Act of December 7, 1956 No. 1, Act on Securities Trading of June 29, 2007 No. 75 and Act on Regulated Markets of June 29, 2007 No. 74, replace previous acts?, and also play important roles in the daily business and supervision of financial institutions.

Under the Financial Companies Act, a financial institution must be licensed by the Government. The articles of association of a financial institution must be approved by the Ministry of Finance. The Articles of Association of Eksportfinans, among other things, provide for the Company’s management through the Board of Directors’ supervision and control. The previous Financial Institutions Act (in force throughout 2015) also provided for a Council of Representatives and a Control Committee. For further details, see Item 6. “Directors, Senior Management and Employees”.

As provided for by the Financial Companies Act and previously the Financial Institutions Act, the Ministry of Finance has prepared guidelines for measuring capital adequacy. As the principal measure of capital adequacy, the guidelines use a risk-weighted asset ratio, which compares the sum of total assets and off-balance sheet items, weighted to reflect their relative risk as measured by category of assets, to the capital base. Capital is divided into core capital (share capital, other equity and other types of capital specifically approved by the relevant Norwegian authorities), supplementary capital (subordinated debt less than 20% for each of the last five years prior to maturity) and general reserves. The minimum capital requirement is 8%. Effective January 1, 2008, Eksportfinans implemented the new Basel II capital adequacy regulations. The new regulations did not have any significant impact on Eksportfinans’ capital adequacy. Eksportfinans employed the standard approach for credit risk and market risk and the basic indicator approach for operational risk. The Company’s policy is to maintain a strong capital base compared to the regulatory minimum. For further details, see Item 5.B. “Liquidity and Capital Resources — Capital Adequacy”.

The Financial Companies Act and previously the Financial Institutions Act places certain limits on the total credit that a financial institution may extend to a single customer. As a general rule, the regulations provide that a regulated entity shall not have an exposure towards one single customer amounting to more than 25% of its regulatory capital. The exposure (as defined in the regulations) includes on- and off-balance sheet items.

On February 13, 2012, the Financial Supervisory Authority of Norway (the FSA) granted the Company a prolongation of the transitional period for the five lending transactions then expected to exceed the regulatory limit for large exposures as of December 31, 2012. The new temporary time limit for each of these five loans is based on scheduled repayments of principal on those loans reducing the outstanding loan balance of each of the five loans such that Eksportfinans’ exposure would be in compliance with the statutory limits. The new time limits are specific to each loan and fall within the period of December 31, 2014 to December 31 2016. At the end of 2015, there was only one of these loans remaining for which the Company has a prolonged transitional period.

The prolongation of the transitional period is conditioned on Eksportfinans not increasing its exposures under these loans beyond the level of exposures that are currently contemplated by such loans. The FSA has also requested Eksportfinans to adapt to, to the extent possible, the statutory requirement as soon as possible.

With effect from September 30, 2014, the NFSA implemented new capital regulations reflecting CRD IV. These regulations resulted in increased risk weights on financial institutions, affecting mainly Eksportfinans’ bank guaranteed loans and securities, as well as a CVA (Credit Value Adjustment) charge in financial derivatives. These changes lead to decreases in the capital ratios for Eksportfinans. For further details, see Item 5.B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Adequacy”.

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

C. ORGANIZATIONAL STRUCTURE

On March 30, 2016, Eksportfinans entered into an agreement with GNNOR DMG 15 Holding AS to sell all shares in Eksportfinans' subsidiary EDM 15. The sale of this subsidiary includes all 11 sections of the building it occupies at Dronning Mauds gate 15. The sale took effect as of April 15, 2016.

D. PROPERTY AND EQUIPMENT

After the March 30, 2016 sale mentioned above, Eksportfinans does not own any property.

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

A. OPERATING RESULTS

General

Throughout 2015, Eksportfinans generated positive financial results. Following the Government’s decision on November 18, 2011, Eksportfinans announced that it would discontinue new lending, except where an existing commitment existed prior to this date. As a consequence, there were no disbursements of new loans from Eksportfinans in 2015, 2014 or 2013.

Results of Operations

The following table sets forth our results for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31,
(NOK millions)	2015	2014	2013
Total interest and related income	1,776	2,261	3,101
Total interest and related expenses	1,402	1,800	2,404
NET INTEREST INCOME	374	461	967
Commissions and income related to banking services	—	—	—
Commissions and expenses related to banking services	2	2	2
Net gains/(losses) on financial instruments at fair value	(791)	(6,069)	(7,379)
Other income	14	12	5
NET OTHER OPERATING INCOME	(780)	(6,060)	(7,377)
TOTAL OPERATING INCOME	(406)	(5,599)	(6,680
Salaries and other administrative expenses	115	154	138
Depreciation	16	16	18
Other expenses	11	10	9
TOTAL OPERATING EXPENSES	142	180	165
PRE-TAX OPERATING PROFIT/(LOSS)	(547)	(5,779)	(6,844)
Taxes	(171)	(1,506)	(1,961)
PROFIT/(LOSS) FOR THE YEAR	(376)	(4,273)	(4,884)
Other comprehensive income	25	(41)	(1)
TOTAL COMPREHENSIVE INCOME	(351)	(4,314)	(4,885)

The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. Interest rates and average total assets affect interest income and interest expense during the year.

As of December 31, 2015, approximately 88% of the Company’s assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, all assets and liabilities are converted to floating-rate (primarily 3 month), mainly in Norwegian kroner, euro and U.S. dollars. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Average interest earning assets were higher than average interest bearing liabilities as of December 31, 2015, 2014 and 2013. Management believes the difference can be looked upon as equity-funded assets. As the equity of the Company is denominated in NOK, fluctuations in interest rates in NOK may affect the return on equity-funded assets.

During 2015, the average short-term Norwegian krone NIBOR interest rate decreased by approximately 0.4 percentage points from 2014. During 2014 the average short-term Norwegian krone NIBOR interest rate decreased by approximately 0.1 percentage points from 2013 and decreased by approximately 0.5 percentage points during 2013. The average short-term euro London Inter-Bank Offered Rate (LIBOR) decreased by approximately 0.4 percentage points during 2015, remained stable during 2014 and decreased approximately 0.4 percentage points during 2013. The average short-term U.S. dollar LIBOR interest rate increased by approximately 0.3 percentage points during 2015, remained stable during 2014 and decreased approximately 0.2 percentage points during 2013.

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

During 2015, the Norwegian kroner depreciated 6.4% against the euro and depreciated 18.5% against the U.S. dollar. During 2014 the Norwegian krone depreciated 7.8% against the euro and depreciated 22.2% against the U.S. dollar. During 2013, the Norwegian krone depreciated 14.2% against the euro and depreciated 9.3% against the U.S. dollar.

As of December 31, 2015, the Company’s net foreign currency position amounted to NOK 1 million in U.S. dollars and NOK 1 million in euros. As of December 31, 2014, the Company’s net foreign currency position amounted to NOK 3 million in U.S. dollars and NOK 2 million in euros (NOK 6 million in U.S. dollars and NOK 10 million in euros in 2013). Net profit in foreign exchange in 2015 amounted to NOK 1 million, compared to a profit of NOK 5 million in 2014 and a loss of NOK 2 million in 2013, as a result of changes in foreign exchange rates.

There was a decrease in both total interest income and total interest expense in 2015 compared to 2014 and a decrease in both items in 2014 compared to 2013. The main reasons for the decrease in both total interest income and total interest expense during 2015 were the decrease in the average balance of interest bearing assets and liabilities and the decrease in the average Norwegian krone short-term NIBOR interest rate. The main reasons for the decrease in both total interest income and total interest expense during 2014 were the decrease in the average balance of interest bearing assets and liabilities and the decrease in the average short-term euro LIBOR interest rate, the average short-term U.S. dollar LIBOR interest rate and the average Norwegian krone short-term NIBOR interest rate.

Total interest and related income in 2015 was NOK 1,776 million, compared to NOK 2,261 million in 2014, a decrease of NOK 485 million, or 21.5%, which represented a decrease of NOK 840 million, or 27.1%, to total interest and related income in 2013, which was NOK 3,101 million. Changes in total interest and related income are discussed in the following paragraphs.

Interest and related income on loans decreased by NOK 487 million, or 24.6%, from 2014 to 2015. Interest and related income on loans decreased by NOK 852 million, or 30.1% from 2013 to 2014.

Interest and related income on securities and other interest and related income increased by NOK 35 million, or 13.3% from 2014 to 2015. Interest and related income on securities and other interest and related income decreased by NOK 12 million, or 4.5%, from 2013 to 2014.

Total interest and related expenses in 2015 was NOK 1,402 million compared to NOK 1,800 million in 2014, driven by a decrease of NOK 398 million (22.1%) of interest and commissions on the Company’s debt during this period. Total interest and related expenses in 2014 was NOK 1,800 million compared to NOK 2,404 million in 2013, which was driven by a decrease of NOK 604 million (25.1%) of interest and commissions on the Company’s debt during this period.

The reasons for such changes are described in the paragraphs above. See also “— Average balance sheet and net interest income” and “— Changes in net interest income — volume and rate analysis.”

The Company’s net interest income is composed of interest income on equity-funded assets and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2015 was NOK 374 million, a 18.9% decrease from net interest income of NOK 461 million in 2014, itself a 33.9% decrease from net interest income of NOK 697 million in 2013. The main reason for the decrease in net interest income in both 2015 and 2014 was the decrease in the average balance of interest bearing assets and liabilities, combined with reduced margins on investments.

In addition to net interest income, profit/(loss) for the year is affected by commissions earned and paid, gains/(losses) on financial instruments at fair value, other income and total operating expenses. Changes in these factors are discussed in the following paragraphs.

Net gains/(losses) on financial instruments at fair value showed a total loss of NOK 792 million in 2015, compared to loss of NOK 6,070 million in 2014 and to a loss of NOK 7,379 million in 2013.

During 2015, volatility in the international capital markets continued to cause fluctuations in the fair value measurements of financial instruments. After the implementation of the Portfolio Hedge Agreement with Eksportfinans shareholders on February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In 2015, unrealized gains on Eksportfinans’ own debt amounted to NOK 365 million, compared to unrealized losses of NOK 9,313 million in 2014 and unrealized losses of NOK 13,881 million in 2013 (see note 5 to the accompanying audited consolidated financial statements). Net of derivatives, this amounted to an unrealized loss of NOK 682 million in 2015, compared to an unrealized loss of NOK 6,024 million in 2014 and an unrealized loss of NOK 7,708 million in 2013 (see note 28.4 to the accompanying audited consolidated financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 1.6 billion as of December 31, 2015. The unrealized gains are caused by the spread increase following the ratings downgrades of Eksportfinans. These unrealized gains on own debt will be reversed as unrealized losses in future periods following credit spread tightening and running of time. Eksportfinans’ capital adequacy will not be affected by this effect in any material way.

Of the total net losses on financial instruments at fair value of NOK 792 million in 2015, NOK 700 million was unrealized losses on financial instruments. Of the total net losses on financial instruments at fair value of NOK 6,070 million in 2014, NOK 6,017 million was unrealized losses on financial instrument. Of the total net losses on financial instruments at fair value of NOK 7,379 million in 2013, NOK 7,354 million was unrealized losses on financial instruments. See note 5 to our audited consolidated financial statements in Item 18 for a specification of the unrealized loss per class of financial instruments. For most classes of financial instruments presented in note 5, there is an economic hedge in place to hedge against changes in credit risk, foreign currency risk or other market risk. Since we do not apply hedge accounting for any of our financial instruments, an analysis of each individual line item in note 5 will not be meaningful. For example, a change in fair value of one financial derivative will have an offsetting change in fair value on the bond debt line item in note 5. A more meaningful analysis can be made on unrealized gains or losses after the impact of economic hedges. Such numbers are presented in the table in note 28.4 to our audited consolidated financial statements.

As shown in the table in note 28.4 to the audited consolidated financial statements, the unrealized losses of NOK 700 million in 2015 came almost entirely from unrealized losses on bond debt (net of derivatives) of NOK 682 million. The unrealized losses of NOK 6,018 million in 2014 came almost entirely from unrealized losses on bond debt (net of derivatives) of NOK 6,024 million. The unrealized losses of NOK 7,354 million in 2013 came almost entirely from unrealized losses on bond debt (net of derivatives) of NOK 7,708 million. The unrealized losses in 2015, 2014 and 2013 were almost entirely related to reversals of unrealized gains in 2011. The fair value of bond debt is established using a discounted cash flow model as presented under the heading “Bond debt” in note 4.1 to our audited consolidated financial statements. The most significant assumption impacting the fair value of bond debt is the credit spread assumption. During 2015, the credit spreads on the Company’s bond debt changed from an interval of 132 to 169 basis points for different maturities as of December 31, 2014 to an interval of 100 to 175 basis points for different maturities as of December 31, 2015. As of December 31, 2013, the credit spreads on the Company’s bond debt were in an interval ranging from 200 to 272 basis points for different maturities. The decrease in credit spread in 2015 was not as significant as in 2014 and 2013. The significant decrease in credit spread in 2014 and 2013 caused a significant increase in the fair value of the Company’s bond debt in 2014 and 2013, respectively, which is reflected in the level of unrealized losses on bond debt in 2014 and 2013.

The Company recorded unrealized losses on loans of NOK 68 million in the year ended December 31, 2015, compared to losses of NOK 30 million in the year ended December 31, 2014, to gains on loans of NOK 385 million in the year ended December 31, 2013. The fair values of loans are determined using a discounted cash flow model, incorporating appropriate yield curves and credit spreads obtained from the market. The most important reason for the high unrealized gains recorded in 2013 was to the Icelandic Supreme Court ruling related to the Glitnir exposure, which resulted in a reversal of previously booked unrealized losses in 2008, as described under Item 4.B “Business Overview — Loans — Analysis of Loans — Non-Performing Loans”.

For the year ended December 31, 2015, the Company recorded unrealized gains of NOK 74 million on securities, compared to unrealized gains of NOK 17 million in the year ended December 31, 2014 and unrealized losses of NOK 73 million in the year ended December 31, 2013. The fair value of the securities portfolio is established using a valuation model or quoted market prices. The most significant inputs to the valuation model are indices based on credit spreads and liquidity.

Other income amounted to NOK 14 million in 2015, compared to NOK 12 million in 2014 and NOK 5 million in 2013.

Total operating expenses were NOK 142 million in 2015, compared with NOK 180 million in 2014 and NOK 165 million in 2013, with the decrease in 2015 mainly due to the lower level of activities, combined with higher expenses in 2014 related to litigation and to changes in assumptions in actuarial calculations, leading to high pension expenses in 2014.

Pre-tax operating results showed a loss of NOK 548 million in 2015, compared to a loss of NOK 5,779 million in 2014 and a loss of NOK 6,844 million in 2013.

The Company’s total taxes for 2015 were an income of NOK 171 million (which includes a decrease in deferred taxes of NOK 228 million), compared to an income of NOK 1,506 million in 2014 and an income of NOK 1,995 million in 2013. The statutory tax rate applied to pre-tax profit/(loss) through 2014 and 2015 was 27%. Deferred taxes as of December 31, 2014 is calculated at 27%. The tax rate is changed to 25% effective from 2016, and deferred taxes as of December 31, 2015 are calculated accordingly.

Other comprehensive income showed a gain of NOK 25 million in 2015, compared to a loss of NOK 41 million in 2014 and a loss of NOK 1 million in 2013.

As a result of the previously discussed line items, total comprehensive income for the year 2015 showed a loss of NOK 351 million, compared to a loss of NOK 4,314 million in 2014 and a loss of NOK 4,850 million in 2013.

Profit excluding unrealized gains and losses on financial instruments (see the table below), which is a non-GAAP/IFRS financial measure, amounted to NOK 172 million in 2015, NOK 130 million in 2014 and NOK 566 million in 2013. The increase from 2014 to 2015 was mainly due to a gain in 2015 of NOK 30 million related to the realization of ISK 2 billion from previously frozen funds in Iceland, as well as a reversal of a contingency of NOK 26 million related to Lehman Brothers International (Europe) (in administration), and an actuarial gain if NOK 25 million after tax related to changes in estimated pension commitments in 2015. The lower level of interest generating assets had an adverse effect. The decrease from 2013 to 2014 was mainly due to lower net interest income, caused by a decrease in the average balance of interest bearing assets and liabilities, combined with reduced margins on investments. The Company’s management considers profit excluding unrealized gains and losses on financial instruments to be an important measure because it provides better insight into the Company’s underlying business operations without the volatility caused by fair value fluctuations.

Reconciliation of total comprehensive income to the non-GAAP/IFRS profit for the period excluding unrealized gains/(losses)

Year ended December 31,
(NOK millions)	2015	2014	2013
Total comprehensive income	(351)	(4,314)	(4,850)
Net unrealized losses/(gains) on financial instruments at fair value (1)	700	6,017	7,354
Realized losses hedged by the Portfolio Hedge Agreement	62	—	—
Unrealized gains/(losses) related to Icelandic bank exposure	(12)	(7)	276
Tax-effect of the items above	(227)	(1,566)	(2,214)
Profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	172	130	566
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	2.3%	1.8%	8.0%

(1)	For further details, see note 5 to our audited consolidated financial statements in Item 18.

On February 19, 2016, the Board proposed not to pay any dividend related to the fiscal year 2015, in line with fiscal years 2014 and 2013.

There were no new disbursements of export-related loans in 2015, the same as in 2014, and 2013. Eksportfinans’ total outstanding export-related loans decreased to NOK 26.4 billion at December 31, 2015 from NOK 36.1 billion at December 31, 2014 and NOK 51.6 billion as of December 31, 2013. The decrease in outstanding export lending was due to the Company’s decision to cease lending activity, except where commitments already existed, after the Government announced the establishment of a new export financing entity on November 18, 2011.  On June 24, 2009, Kommunekreditt Norge AS was sold to KLP. At the same time, NOK 11 billion of loans from Kommunekreditt to Norwegian municipalities were sold to Eksportfinans ASA at market value. Eksportfinans ASA expects to hold this portfolio of municipal loans to maturity. As part of the sale, Eksportfinans also provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion, secured by Kommunekreditt’s loans that were outstanding as of Closing. This loan was contractually set to be repaid in eight equal, quarterly amounts, with the last installment paid in September of 2011 as per the contract. Eksportfinans’ total involvement in local government lending totaled NOK 1.8 billion at year-end 2015, compared to NOK 3.0 billion in 2014 and NOK 6.9 billion at year-end 2013.

Average balance sheet and net interest income

	2015			2014			2013
(unaudited)	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %
Cash, bank deposit, repo with credit
institution	4,722	44	0.93%	5,240	16	0.31%	8,961	30	0.33%
Municipal and county loans	2,155	39	1.81%	4,562	123	2.69%	8,060	197	2.44%
Export-related loans	31,444	1,455	4.63%	42,597	1,846	4.33%	65,351	2,629	4.02%
Debt securities	29,983	229	0.76%	31,363	264	0.84%	30,470	236	0.77%
Cash collateral	3,346	3	0.09%	3,039	2	0.08%	3,150	3	0.10%
Other related income		6			8			6
Total interest earnings assets	71,650	1,776	2.48%	86,801	2,261	2.60%	115,992	3,101	2.67%

Commercial paper	—	—	0.00%	—	—	0.00%	—	—	0.00%
Bond debt net of reacquired debt	60,823	1,387	2.28%	74,669	1,782	2.39%	101,834	2,389	2.35%
Subordinated debt and capital
contribution securities	1,152	4	0.35%	394	3	0.73%	935	4	0.49%
Cash collateral	3,363	4	0.09%	4,469	4	0.09%	5,764	6	0.10%
Other debt	43	3	6,54%	44	3	6,54%	334	(6)	-1.93%
Other related expenses		6			9			10
Total interest bearing liabilities	65,381	1,402	2.14%	79,576	1,800	2.26%	108,867	2,403	2.21%
Net interest earnings (*)		374			461			697
Net yield on interest-earning assets (**)			0.34%			0.34%			0.46%

(*)	Difference between total interest earned and total interest expense.

(**)	Net interest earnings divided by total interest-earning assets.

Apart from the Icelandic bank exposure, there are no non-accruing loans. For further details, see note 27.4 to our audited consolidated financial statements in Item 18.

The average balances shown in the table are daily averages.

Changes in net interest income — volume and rate analysis

The following table breaks down changes in net interest income between changes in volume and changes in interest rates for the periods 2015, 2014, and 2013. Volume and rate variances have been calculated based on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

(NOK millions)	2015/2014 Change due to increase/(decrease) in:			2014/2013 Change due to increase/(decrease) in:
	Total change	Volume	Rate	Total change	Volume	Rate
Interest receivable
Cash, bank deposits and reverse repos
with credit institutions	28	(2)	30	(14)	(12)	(32)
Municipal and county loans	(84)	(65)	(19)	(74)	(85)	(43)
Export-related loans	(391)	(483)	92	(783)	(915)	68
Debt securities	(36)	(12)	(24)	29	7	(133)
Cash collateral	1	—	1	(1)	—	(2)
Other related income	(2)	(2)	—	2	2	—
Total interest receivable (1)	(485)	(399)	(86)	(831)	(770)	(61)
Interest payable
Bond debt net of reacquired debt	(395)	(330)	(64)	1,760	1,730	30
Subordinated debt and capital
contribution securities	1	5	(4)	(25)	(26)	1
Cash Collateral	(2)	(1)	(1)	3	4	(1)
Other debt	—	—	—	9	5	4
Other related expenses	(2)	(2)	—	(65)	(65)	—
Total interest payable (1)	(398)	(321)	(77)	(605)	(653)	48
Movement in net interest income
(Decrease)/increase in interest receivable	(485)	(399)	(86)	(831)	(770)	(61)
Decrease/(increase) in interest payable	398	321	77	605	653	(48)
Total change in net interest income	(87)	(78)	(9)	(226)	(117)	(109)

(1)	The volume and rate variances on total interest receivable and total interest payable are calculated on the total amounts, which do not add up to the total of each group of balance sheet item. This is due to the different rate of growth in volume on individual balance sheet item and the total volume.

The Company had no loan commitments at December 31, 2015. As at December 31, 2014 the company had loan commitments totaling approximately NOK 261 million, and NOK 203 million at December 31, 2013 . For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Loan Commitments”.

There were no new loan disbursements during 2015, 2014, or 2013. No loan disbursements have been made for municipal and county transactions since the sale of Kommunekreditt. Historically, loan disbursements for export transactions were principally denominated in U.S. dollar and Norwegian kroner to the shipping and offshore oil and gas sectors. Loan disbursements for loans acquired from shareholders may fluctuate from year to year depending on the volume of eligible loans and the banks funding requirements.

Export-related loans accounted for NOK 26 billion, or 93% of total loans outstanding at December 31, 2015 as compared to NOK 36 billion, or 92% of total loans outstanding at December 31, 2014, and NOK 51.6 billion, or 88% of total loans outstanding in 2013.

Export transactions

Prior to November 18, 2011, the demand for loans from Eksportfinans was primarily driven by general macro-economic factors and the competitiveness of the loans offered. Key macro-economic factors included the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflected our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administered on behalf of the Government. In 2015 and 2014 there were no new loan disbursements. For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loan — Composition of Loans”.

As at December 31, 2015, loans for ship financing represented 49% of total export transaction loans outstanding. Loans for capital goods as of December 31, 2015 comprised 31% of total export transaction loans outstanding. Loans for additional export-related activities represented 20% of total export loans outstanding in 2015. As of December 31, 2014, loans for ship financing represented 48% of total export transaction loans outstanding (41% as of December 31, 2013). Loans for capital goods as of December 31, 2014 comprised 28% of total export transaction loans outstanding (33% as of December 31, 2013). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 24% of total outstanding export transaction loans in 2014, (26% as of December 31, 2013). For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loans — Composition of Loans”.

Municipal and County Transactions

Since the sale of Kommunekreditt in 2009, no loan disbursements have been made for municipal and county lending. For further details of the sale of Kommunekreditt, see Item 4.B. “Business Overview — Loans — Municipal Lending — Sale of Kommunekreditt”. At December 31, 2015, the Retained Municipal Portfolio amounted to NOK 1.8 billion.

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

For export lending, credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Guarantee Institute. As discussed under Item 3.D. “Key Information — Risk Factors”, Eksportfinans relies on credit ratings. As ratings are longer term through the cycle assessments they by definition cannot assess day to day credit risk in an adequate manner. Consequently, the Company relies on other market signals in day to day business. The Company believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed as of the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread, including monitoring of credit ratings of guarantors and analysis of the development of initial margins over time. The spreads applied to fair value measurement of export loans are unobservable in the market. The method that the Company has deemed the most correct in absence of suitable market spreads has produced variation in credit spreads of 4 basis points on average for the guaranteed portfolio over the history for which the Company has data for. As of December 31, 2015, the guaranteed portfolio constitutes 68 percent of the loan portfolio and is assessed using this methodology.

Plain borrowings are priced based on credit spreads obtained in the market. Our structured borrowings were priced based on our prices from new issues until the Government's decision in November 2011. Following the substantial ratings downgrades, which effectively stopped new issuances by the Company, the Company has used quotes from Eksportfinans traded debt for corresponding maturities and currencies both for structured and plain funding. As fewer benchmarks are outstanding and the trading activity in the benchmarks is lower, the Company has decided to use broker quotes from the major provider of such quotes in the Norwegian market. These quotes have been compared to the historical benchmark credit spreads observed on Bloomberg to ensure high correlation with historical trading prices. The credit spreads for the combined borrowing portfolio have varied 133 basis points during a month 95% of the time over the past five years. Such credit spread volatility in the funding portfolio as of year-end 2015 going forward would result in a month on month gain/loss of NOK 1,500 million (more than NOK 2,000 million as of December 31, 2014) with 95% probability. Since the multi-notch downgrade of Eksportfinans in November 2011, the credit spread volatility has been high, but decreasing over the last years. A one basis point increase in credit spreads would have resulted in an estimated gain of NOK 11 million as of December 31, 2015 (NOK 16 million as of December 31, 2014). We do not expect volatility to return to the levels that existed prior to the Government's decision any time soon.

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

Pension commitments

For a description of the key economic and actuarial assumptions related to pension commitments, see notes 2.11 and 8 to our audited consolidated financial statements in Item 18.

Accounting developments

For a description of the basis of preparation and the latest development in the accounting standards, see note 2.1 to our audited consolidated financial statements in Item 18.

B. LIQUIDITY AND CAPITAL RESOURCES

We displayed positive financial performance in 2015 and demonstrated a solid core capital adequacy ratio of 36.5% as of December 31, 2015. The Board has decided not to propose a dividend for 2015.

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

Commercial paper borrowings

In 2015, 2014 and 2013 Eksportfinans did not make any new commercial paper borrowings and had no commercial paper borrowings outstanding. Historically, commercial paper borrowings were primarily made through the Company´s U.S. dollar and euro commercial paper programs.

Bond borrowings

Senior funding

The company has not accessed the funding markets since November 18, 2011. Historically, the Company borrowed through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depended, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions as well as the Company’s limits on diversification and mix of plain vanilla versus structured funding. The Company’s total bond debt at December 31, 2015, 2014, and 2013 was NOK 51,882 million, NOK 66,413, and NOK 75,843 million, respectively.

Eksportfinans’ EMTN program facilitated borrowings in a variety of currencies and with different repayment structures, with any maturity as may be agreed between the Company and the relevant purchaser, and as indicated in the applicable final terms. At December 31, 2015, USD 2,153 million was outstanding under this program compared to USD 3,635 million at December 31, 2014 and USD 6,593 million at December 31, 2013.

A U.S. medium-term note program was established in June 2004, under which USD 3,238 million was outstanding as of December 31, 2015 compared to USD 4,492 million at December 31, 2014 and USD 6,488 million at December 31, 2013.

The Company is registered as a borrower in the domestic Japanese market through a securities registration statement providing for a primary and secondary shelf. As of December 31, 2015, JPY 5,039 million in uridashi offerings was outstanding. At year end 2015, Eksportfinans had one Samurai bond transaction of JPY 30 billion outstanding which is a bond issued by a foreign issuer to domestic Japanese investors. This type of bond issue is governed by Japanese law and issued off Eksportfinans’ primary Japanese shelf.

The following table shows the composition of the Company’s senior bond debt measured at fair value as at December 31, 2015, 2014 and 2013:

Composition of Bond Debt (NOK millions)
Structure Type	December 31, 2015	December 31, 2014	December 31, 2013
Non-Structured	42,670	47,689	51,530
Foreign Exchange Linked	4,381	13,705	12,326
Equity Linked	384	1,110	7,042
Commodity Linked	0	20	12
Other	3,739	3,889	4,933

 The following information provides further information as to the average amounts outstanding and related interest rates applicable to senior bond debt:

Bond Debt (NOK millions except percentages)
Period ended December 31,	Average amount outstanding	Maximum amount outstanding	Actual amount outstanding at December 31.	Average interest rate
2015	60,570	70,868	51,174	3.48%
2014	73,269	80,496	66,413	1.95%
2013	89,699	113,072	75,843	2.57%

 Subordinated Loan Capital / Core Capital

In December 1995, the Company issued JPY 15 billion of 20-year subordinated debt through a private placement in Japan. This debt is categorized as supplementary capital (lower tier II) according to Norwegian capital adequacy regulations and matured in December 2015.

Liquidity Facility Agreements

Eksportfinans is the borrower under a committed liquidity facility (by way of revolving loans) with a syndicate of major owner banks consisting of Danske Bank A/S, DNB Bank ASA and Nordea Bank Norge ASA with a maximum facility amount of USD 1 billion backing the ordinary course of business. It is the intention of the parties that this agreement will be renewed annually as deemed necessary. No amounts have been drawn under this agreement. For further details, see Item 7.B. “Related Party Transactions — Committed Liquidity Facility Agreement”. Eksportfinans has no access to the Repo Facility Agreement made available by the Central Bank in Norway to Norwegian banks.

Liquidity Portfolio

We have a significant portfolio of securities, consisting of the Liquidity Reserve Portfolio and the PHA Portfolio, each as further described below. Together, these securities are also referred to as the “Liquidity Portfolio”. The Liquidity Portfolio is held and managed in order to provide liquidity. The securities consist mostly of investment-grade debt and debt-related securities, mainly senior bank notes and bonds, highly rated covered and asset-backed securities and bonds issued by unrated Norwegian savings banks and municipalities.

Liquidity Reserve Portfolio. The Liquidity Reserve Portfolio was established in the first half of 2008 after the entry into the Portfolio Hedge Agreement and had a market value of approximately NOK 18 billion as of December 31, 2015 (NOK 21.1 billion as of December 31, 2014). The portfolio consists mainly of senior unsecured bonds, covered bonds with short maturities and bonds issued by unrated Norwegian savings banks and municipalities. The portfolio has an average rating of AA. The primary purpose of the Liquidity Reserve Portfolio is to provide a liquidity buffer. It can be used as a buffer for fluctuations in the cash flow profile, due to either unexpected prepayment on the asset side or liabilities maturing early due to structured funding calls/triggers being activated. The Company invests in money market instruments, such as commercial paper, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds and covered bonds. . The issuers of securities or deposit-taking institutions accepted by Eksportfinans for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. For further details, see Item 4.B. “Business Overview — Loans — Export Lending — Credit Support, Credit Monitoring and Assessment”.

PHA Portfolio. The underlying securities of the PHA Portfolio had a market value of approximately NOK 6.2 billion as of December 31, 2015 (approximately NOK 6.9 billion as of December 31, 2014) and consists of approximately 29% senior bonds from banks, agencies and treasuries with an average rating of BBB+. The remaining 71% of the portfolio consists of asset backed securities (ABS) with an average rating of A-. ABS’s are securities that are based on pools of assets such as mortgage loans or student loans, or collateralized cash flows from a specified pool of underlying assets. The issuer is usually a special purpose vehicle that has purchased the underlying assets from an originator of the assets. In most cases, the ABS transactions are divided into tranches of varying seniority. The Company may engage in repurchase and reverse repurchase transactions as well as buy and sell/sell and buy back transactions (Repo Transactions) in respect of securities in the portfolio. Eksportfinans may sell securities but is obliged to pay a pro rata amount to each guarantor that equals face value of each sold security. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.

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

		As of December 31,
(NOK millions)		2015	2014	2013
Liquidity Reserve Portfolio	Trading portfolio
	Money market instruments	2,247	—	2,386
	Senior bank notes and bonds	5,870	10,011	5,031
	Treasury Bills	1,609	1,172	2,534
	Covered Bonds	2,622	7,229	8,892
	Other securities	5,654	2,714	—
	Total Liquidity Reserve Portfolio	18,002	21,126	18,843
PHA Portfolio	Trading portfolio
	Senior bank notes and bonds	-	—	168
	Asset Backed securities	4,289	5,166	5,074
	Total trading portfolio	4,289	5,166	5,242
	Other securities at fair value through profit and loss		—	—
	Senior bank notes and bonds	1,770	1,699	2,378
	Other securities	0,125	—	—
	Total other securities at fair value through profit and loss	1,895	1,699	2,378
	Total PHA Portfolio	6,184	6,865	7,619
	Total Liquidity Portfolio	24,186	27,991	26,462

The securities in the Liquidity Portfolio are measured at fair value. Fair value is established as described in note 4 to our audited consolidated financial statements in Item 18. Credit spread sensitivity is described in note 27.7 to our audited consolidated financial statements in Item 18.

The following table sets forth with respect to the Liquidity Portfolio the maturities of the note debt (including subordinated debt), and after deducting the carrying amount of debt securities repurchased by Eksportfinans), loans and long-term investments as of December 31, 2015, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2015, plus the difference between the amounts of maturing loans/investments and the amounts of maturing bond debt) based on bond debt/long-term investments and loans outstanding at such date. The amounts are based on estimated maturities.

Year	Long-Term Debt Maturing (2)	Loan Receivables Maturing (3)	Long-Term Investments Maturing (PHA Portfolio) (4)	Cumulative Liquidity(5)
		(NOK billions)
Short-term liquidity at December 31, 2015 (1)				20.8
2016	29.7	9.4	1.6	2.1
2017	10.3	5.3	1.8	(1.1)
2018	1.7	3.8	0.5	1.4
2019	2.4	3.0	0.4	2.4
2020	1.4	2.9	0.3	4.2
2021	2.3	1.3	0.5	3.7
2022	0.4	0.9	0.4	4.6
2023	0.4	0.6	0.3	5.1
2024	0.4	0.4	0.3	5.3
Thereafter	3.9	0.7	0.5	2.7
Total	52.9	28.3	6.5

(1)	Short-term liquidity is comprised of the sum of our Liquidity Reserve Portfolio (at fair value) and deposits.

(2)	Principal outstanding of own debt securities. The column includes single- and multi-callable issues. Includes notional cash flows of derivatives economically hedging structured bond debt.

(3)	Represents principal outstanding of Loan Receivables.

(4)	Represents principal outstanding of investments in the PHA Portfolio

(5)	Represents estimated cumulative liquidity at year-end except for the first row which states actual liquidity at December 31, 2015.

Capital Adequacy

Capital adequacy is calculated in accordance with regulations promulgated by the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview — Supervision and Regulation”. Under these regulations, the capital adequacy requirement for the years 2013–2015 was 8%. As of December 31, 2015, Eksportfinans’ capital adequacy ratio was 36.5%, compared with 24.4%, as of December 31, 2014 and 38.1% as of December 31, 2013. The core capital adequacy ratio was 36.5% as of December 31, 2015, compared to 24.3% as of December 31, 2014 and 36.8% as of December 31, 2013.  These decreases in the capital ratios were due to the new capital regulations reflecting CRD IV, implemented by the NFSA as of September 30, 2014. The Company’s estimate of its core capital ratio at December 31, 2015 according to the capital regulations prior to the implementation of CRD IV was 61%. The corresponding estimate for December 31, 2014 was 45%. Dividends are determined with the aim of ensuring an adequate level of capital for Eksportfinans as well as a satisfactory return for its shareholders. As proposed by the Board of Directors, the General Assembly decided on April 14, 2016 not to pay dividends related to the fiscal year 2015. On April 16, 2015, the General Assembly and the Council of Representatives declared no dividend related to the fiscal year 2014. On April 29, 2014, the General Assembly and the Council of Representatives declared no dividend related to the fiscal year 2013.

During the past year, Eksportfinans has complied with all its externally imposed capital requirements.

The tables below give details of the Company’s risk capital, risk-weighted balance sheet and off-balance sheet items as of December 31, 2015, 2014 and 2013:

Risk capital

	As of December 31,
(NOK millions and as percentage of risk-weighted assets and off-balance sheet	2015		2014		2013
Share capital	2,771		2,771		2,771
Share premium reserve	—		—		—
Reserve for unrealized gains	566		1,043		5,349
Other equity	4,072		3,946		3,955
Total equity	7,409		7,760		12,075
Declared dividends	—		—		—
Deductions	1,225		1,786		6,044
Additions	—		13		10
Total core capital:	6,184	36.5%	6,987	24.3%	6,040	36.8%
Subordinated debt	—		—		174
Capital contribution securities not included in core capital	—		—		—
Deductions	—		—		—
Additions			37		46
Additional capital:	—	0.0%	37	0.1%	220	1.3%
Total risk capital	6,184	36.5%	6,024	24.4%	6,260	38.1%

Risk-weighted balance sheet and off-balance sheet items

	As of December 31,
(NOK millions)	2015		2014		2013
	Book value	Weighted value	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	7,053	2,613	12,370	4,330	17,704	3,541
Loans due from customers	24,462	5,704	33,372	8,839	47,363	5,924
Securities	24,187	2,276	27,991	3,974	26,462	3,287
of which held for trading	22,292	1,761	26,292	3,399	24,085	2,886
Financial derivatives	4,293	2,072	7,071	2,843	5,500	737
Other assets	5,147	903	4,822	807	3,764	227
Total assets on balance sheet	65,142	13,568	85,626	20,794	100,793	13,716
Off-balance sheet items	—	53	—	70	—	23
Operational risk	—	1,079	—	1,847	—	2,315
Foreign currency exchange risk	—	704	—	546	—	362
CVA	—	1,558	—	1,419	—	—
Total risk-weighted assets	—	16,962	—	24,677	—	16,416

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

F. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The table below gives details of the contractual long-term obligations and commercial commitments of the Company as of December 31, 2015.

(NOK millions)
Contractual obligations	Total	Up to and including 1 year	From 1 year up to and including 5 years	After 5 years
Bond debt	54,780	34,924	15,875	3,981

Other liabilities	2,018	1,887	15	116
Total	56,798	36,811	15,890	4,097

(NOK millions)

Other commercial commitments	Total	Up to and including 1 year	From 1 year up to and including 5 years	After 5 years
Commercial loan commitments (1)	—	—	—	—
Financial guarantees	105	105	—	—
Total	105	105	—	—

(1)	Based on signed loan agreements.

Information on the nature of the Company’s operating lease commitments is provided in note 6 to our audited consolidated financial statements in Item 18.

Our commercial commitments are explained in note 29.3 to our audited consolidated financial statements in Item 18.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The directors and the principal executive officers of Eksportfinans as of December 31, 2015 were:

Name	Title

Sigurd Carlsen	Chair person of the Board and Director
Christian Berg	Vice Chair person of the Board and Director
Tone Lunde Bakker	Director
Bjørn Berg	Director
Marianne Heien Blystad	Director
Rune Helgeland	Director elected by the employees
Mikael Mogensen	Alternate Director elected by the employees
Geir Bergvoll	President and Chief Executive Officer
Jens Olav Feiring	Executive Vice President & General Counsel
Christian Grøm	Executive Vice President, Risk Management
Martine Mills Hagen	Executive Vice President, Funding and Lending
Elise Lindbæk	Executive Vice President, Staff
Geir Ove Olsen	Executive Vice President, Financial Control and Internal Bank

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

 Mr. Christian Berg (born 1969) joined the Board in 2011. Mr. Berg became Deputy Chairperson of the Board on November 1, 2014 and is a member of the Audit Committee and the Risk Committee. He was Senior Partner of HitecVision AS. In April 2016 he takes up the position as new group CFO in Wilh. Wilhelmsen Holding ASA. Until January 2012, he was President and CEO of Hafslund ASA. Prior to this, he was CFO of the company from 2001, after serving as manager of group financial investments. He has previous experience from positions at PwC and the investment company Brothers AS. Mr. Berg has a business degree from the Norwegian School of Economics and Business Administration (NHH).

Ms. Tone Lunde Bakker (born 1962) joined the Board in 2009. Ms. Bakker is a Board Member and a Member of the Audit Committee and the Risk Committee. She is Global Head of Cash Management at Danske Bank, and has management experience from Danske Bank, SEB and Nordea. Ms. Bakker holds a business degree from Arizona State University, USA, and is an Authorized Financial Analyst from the Norwegian School of Economics and Business Administration (NHH).

Mr. Bjørn Berg (born 1957) joined the Board on November 1, 2014. He became Head of the Audit Committee and the Risk Committee on November 6, 2014. He works at DNB Bank ASA, where he is Chief Investment Officer. He previously had management responsibility for the bank's owner position in Eksportfinans. He has held various senior positions in finance since 1986, and previously worked as an auditor. Mr. Berg has a MBA from University of Wisconsin and a CPA from Norwegian School of Economics and Business Administration (NHH).

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

Mr. Rune Helgeland (born 1968) is a Board Member, elected by and amongst the employees of Eksportfinans. His current term expires in 2017. He is also an observer in the Remuneration Committee. Mr. Helgeland joined Eksportfinans in 2001 as an IT systems application manager. Since May 2015 he is the Head of IT. He has international experience from the financial software vendors SunGard and SimCorp. Mr. Helgeland holds a Bachelor in economics and an MBA in finance from Drexel University in Pennsylvania, USA, and also holds an Executive Master of Management degree from BI Norwegian Business School in Oslo.

Mr. Mikael Mogensen was elected by the employees to become an alternate Member of the Board of Directors in 2009, and his current term expires in 2017. He joined Eksportfinans in June 2007 as Senior Vice President and is Head of Investments and Liquidity Management.

Mr. Geir Bergvoll (born 1952) is President and CEO. He was Chairman of the Board of Directors of Eksportfinans from 2008 to November 2014. He held the position as Head of Mergers and Acquisitions in DNB Bank in Oslo from 2007 to 2014, and he was Division Manager in DnB NOR Asset Management between 2005 and 2007. Prior to this, he has held several managerial positions within the bank. He started in DNB (then Sparebanken NOR) in 1990, following a period as bank manager of ABC-Bank. Mr. Bergvoll holds a degree in economics from the University of Oslo.

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

Council of Representatives

The senior supervisory body of Eksportfinans is the Council of Representatives, which acts in a general way as a supervisory body. The Council of Representatives meets three times a year, and appoints members of the Board of Directors and the Company’s auditors.

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

As of December 31, 2015, the following persons served as members of the Council of Representatives:

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

Peder Nordli became a member of the Council of Representatives in 2012 until June 2015. He was elected by the employees.

Irene N. Mellem became a personal alternate for the employee-elected member of the Council of Representatives in 2012. From June 2015 she was a member. She is elected by the employees.

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

As of December 31, 2015, the following persons served on the Control Committee:

Petter Kapstad was elected as a Chairman from 2011. He was first elected member in 2010.

Eldbjørg Sture became a member and Vice Chairman of the Control Committee in 2007.

Marius Juul Møller was elected as a member of the Control Committee in 2011.

Ottar Brage Guttelvik became a member of the Control Committee in 2008, and was elected as an alternate in April 2010.

The Financial Companies Act revoked the prior requirement under the Financial Institutions Act for a financial institution to maintain a Council of Representatives and a Control Committee as mandatory supervisory bodies. Subsequently the Board of Directors has resolved to abolish both the Council of Representatives and the Control Committee as corporate bodies and invited the General Meeting to approve changes in the Articles of Association to that effect. Subsequent approval was made at the ordinary General Meeting in April, 2016. According to the Financial Companies Act the mandatory supervisory and controlling bodies of a Norwegian financial company such as Eksportfinans, in addition to the Board of Directors, are the Internal Auditor organized and hired by the Board of Directors, the Independent Auditor elected by the General Meeting and the Audit Committee, a committee within the Board of Directors, whose members are elected by and among the members of the Board of Directors.

Independent auditors audit the accounts of the Company annually. The independent auditors are state-authorized public accountants appointed by the Council of Representatives (General Meeting from 2016 onwards). The Council of Representatives reviews the audited accounts, and the shareholders of the Company approve the audited accounts at the annual general meeting. The auditors of the Company are currently the Independent Registered Public Accounting Firm PricewaterhouseCoopers AS.

None of the members of the Board of Directors, Council of Representatives or Control Committee is party to any contract providing for any benefits upon termination. The President and CEO has a severance package covering salary for 12 months in the event that the employment is terminated by the Company by December 31, 2017. The agreed retirement age for the current President and CEO is 67 years and he is a member of the Company’s defined contribution scheme. Four of the other executive officers have an arrangement with Eksportfinans under which such executive officer, upon a termination, will receive 12 months’ payment. One executive officer has no such arrangement.

In accordance with previous and current legislation the Board of Directors has formed an Audit Committee, which operates pursuant to a charter approved by the Board of Directors. The Audit Committee has been appointed by the Board of Directors to assist the Board in monitoring:

•	the integrity of the Company’s financial statements,

•	the independent accountants’ qualifications and independence,

•	the performance of the Company’s internal audit function and independent accountants and

•	the compliance by the Company with legal and regulatory requirements.

As of December 31, 2015, the Audit Committee consisted of Bjørn Berg, Tone Lunde Bakker and Christian Berg. Mr. Bjørn Berg acted as the financial expert, independent of management, and Chair person of the Audit Committee.

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

Risk Committee

In accordance with the Financial Companies Act (previously the Financial Institutions Act, Eksportfinans maintains a Risk Committee. The members of the Risk Committee are elected by and among the members of the Board of Directors, and are identical to the members of the Audit Committee. The Risk Committee acts as a consultative and preparatory body to enable the Board to supervise and manage the Company’s total risk and at regular intervals assess if the Company’ risk management and supervisory systems are suited to the current level and magnitude of risk related to its activities.

Remuneration

At the Annual General Meeting in April 2015, the shareholders determined the compensation for the Council of Representatives, the Control Committee and the independent accountant based on recommendations by the Nomination Committee. The Council of Representatives determined the compensation for the Board of Directors.

In accordance with new legislation, with effect from the annual general meeting in April 2016 the compensation for the Board of Directors shall be determined by the Annual General Meeting.

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

D. EMPLOYEES

As of December 31, 2015, the Company had 44 employees, all of whom are located in Norway.

Year	Employees

2011	98
2012	56
2013	53
2014	48
2015	44

A smaller balance sheet has led to a natural reduction in activity. Consequently voluntary severance packages were granted to 11 employees in December 2015. As of April 1, 2016, three additional employees have retired, bringing the total number of the Company's employees to 30.

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

The 108 Agreement

Under the 108 Agreement, the Government guarantees Eksportfinans a fixed profit margin between revenues on loans and costs on borrowings covered by the agreement. This is achieved by fixing reference rates on all borrowing and lending covered by the agreement. For further details, see discussion under Item 4.B. “Business Overview — Loans — Export Lending — Arrangement with the Government”. The 108 Agreement has been terminated with regard to new commitments but remains in force for existing commitments.

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

Pursuant to the Portfolio Hedge Agreement, all of the securities in the portfolio held as of February 29, 2008, i.e., the PHA Portfolio, were marked-to-market. The difference between the market value and the nominal value of the securities was calculated to NOK 1,642 million (market value lower than nominal value) at that time. The PHA Portfolio will be valued annually on the same date from February 28, 2011. On each annual valuation date after this, the PHA Portfolio will be marked-to-market. If the market value on an annual valuation date is less than the value of the immediately preceding valuation date, then the shareholders participating in the Portfolio Hedge Agreement will pay to Eksportfinans an amount equal to the difference. If the market value is higher than the market value on the immediately preceding valuation date, then Eksportfinans will pay the difference to the participating shareholders. The valuation on the first valuation date (February 28, 2011) resulted in a payment from the participating shareholders to Eksportfinans of NOK 710 million. The second valuation date (February 29, 2012) resulted in a payment from Eksportfinans to the participating shareholders of NOK 108 million. The third valuation date (February 28, 2013) resulted in a payment from Eksportfinans to the participating shareholders of NOK 852 million. The fourth valuation date (February 28, 2014) resulted in a payment from Eksportfinans to the participating shareholders of NOK 392 million. The fifth valuation date (February 28, 2015) resulted in a payment from Eksportfinans to the participating shareholders of NOK 234 million. The sixth valuation date (February 29, 2016) resulted in a payment from the participating shareholders to Eksportfinans of NOK 192 million.

The maximum commitment payable to Eksportfinans by the shareholders under the agreement is NOK 5 billion. Any payment made by the participating shareholders under the agreement will be deducted from the committed amount. Any amount paid by Eksportfinans will have no effect on the total committed amount. As of December 31, 2015, Eksportfinans owed the shareholders NOK 655 million and NOK 5.0 billion remained available.

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

Due to a significant reduction of the size of the Company’s securities portfolio, the parties have renegotiated the terms, resulting in an amended and restated agreement which was executed between the parties with effect as of March 1, 2016. The commitment has been reduced from NOK 5 billion to NOK 1.5 billion, resulting in the monthly fee being reduced to NOK 1.5 million.

Committed Liquidity Facility Agreement

Eksportfinans’ major owner banks DNB Bank ASA, Nordea Bank Norge ASA and Danske Bank A/S have extended a committed liquidity facility (by way of revolving loans) (Committed Liquidity Facility Agreement) to Eksportfinans to provide what management considers to be sufficient liquidity buffers for the Company. The first facility was established in 2009 with a 364 day maturity. As has been the intention of the parties, it has been renewed annually, last time on June 25, 2015, still with a maturity of 364 days. The facility permits borrowings of up to USD 1 billion. Eksportfinans has not yet utilized this credit facility

Loans

As of December 31, 2015 no loans were outstanding to any company of which Eksportfinans’ Board Members, Members of the Control Committee or Chairman of the Council of Representatives is a Board Member. Bank deposits are not defined as loans.

As of December 31, 2015, the Company had NOK 21 million in loans outstanding to employees, primarily mortgage loans. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.

Other Transactions with Shareholder Banks

Eksportfinans from time to time also entered into agreements to acquire loans from shareholders and other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on standard commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for these purchases. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interests received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2015, 2014 and 2013, Eksportfinans acquired loans from its shareholders amounting to NOK 0 million, NOK 33 million and NOK 369 million respectively.

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

From time to time Eksportfinans’ shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholder’s behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, indemnifying Eksportfinans for any liability that may arise under the Eksportfinans guarantee. The request for a guarantee was due to the need for a guarantee given by a highly-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’ shareholders is permitted by the Articles of Association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 105 million, Eksportfinans has recourse to such shareholders with full payment indemnification. The commercial effect is that the selling bank retains the risk premium associated with the credit in return for issuing the guarantee, while Eksportfinans earns a margin comparable to that received on its other commercial loans.

In addition, in the normal course of business, Eksportfinans deposits funds and engages in other transactions with its shareholder banks on normal commercial terms. As of December 31, 2015, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 971 million. These transactions were recorded on market terms.

Total outstanding transactions with related parties on the last three year’s balance sheet dates are disclosed in note 32 to our audited consolidated financial statements in Item 18.

In connection with Eksportfinans’ lending activity, as of December 31, 2015, our shareholders provided guarantees for an amount of NOK 20,231 million (of which GIEK constitutes NOK 10,208 million). The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.

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

 B. SIGNIFICANT CHANGES

For further details, see note 36 to our audited consolidated financial statements in Item 18.

Item 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Not applicable.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

The Company’s 5.500% USD 1,000,000,000 Notes due May 25, 2016, and 5.500% USD 1,000,000,000 Notes due June 26, 2017 have been listed by the Company on the Luxembourg Stock Exchange. The Company’s 5.500% USD 1,000,000,000 Notes due June 26, 2017, , and 2.375% USD 1,250,000,000 Notes due May 25, 2016 have been listed by the Company on the New York Stock Exchange.

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

The term financing operations means operations as defined in the Financial Companies Act, which means the granting, negotiating, or furnishing of guarantees for credit or otherwise participating in the financing activity other than one’s own, with certain exceptions as provided in the Financial Institutions Act.

Section 9-5 of the Financial Companies Act (previously Section 3-12 of the Financial Institutions Act) provides that no member of the Board or Executive Management, (and Council of Representatives or Control Committee under the Financial Institutions Act) may participate in the discussions of or decision of any matter of such great importance to himself or to a person closely connected to himself that he must be considered to have a marked personal financial interest in the matter. Nor may any Board Member participate in a decision concerning a loan against, or the discounting of, any paper bearing his name. The Board of Directors does not have the power to vote on compensation paid to its members. Under the Financial Enterprise Act the Annual General Meeting (previously the Council of Representatives under the Financial Institutions Act) decides the compensation of the Board of Directors. No Director is a member of or has any voting rights in the Council of Representatives.

According to the Articles of Association, the Board of Directors is vested with the authority, among other things, to borrow on behalf of the Company. With the exception of certain types of loans — loans for which payment of interest is tied to payment of dividends to shareholders or results of operations in general — borrowings may be decided by simple majority. The Board may delegate its power to borrow to the President and CEO.

None of the Public Limited Liability Company Act, the Financial Companies Act or the Articles of Association specify a mandatory retirement age. However, the practice has been that Directors, members of the Council of Representatives and members of the Control Committee retire at the age of 70 at the latest.

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

The Articles of Association provide that the Chairman of the Council of Representatives convenes the Annual General Meeting. Under the new Financial Companies Act, the Chairman of the Board convenes the Annual General Meeting. An Extraordinary General Meeting is held when considered necessary by the Board of Directors (under the previous Financial Institutions Act also the Control Committee, the Council of Representatives or its Chairman). At least 14 days’ notice in writing must be given for an Ordinary General Meeting or an Extraordinary General Meeting. General Meetings are held at least once a year.

The Articles of Association provide that only banks (with no limitation on nationality) and the Norwegian State may own shares in Eksportfinans. Section 2-2 of the Financial Institutions Act provides that no one may hold more than 10% of the share capital in a financial institution, which is also applicable to Eksportfinans. However, Eksportfinans was granted an exemption to this provision in 1990. Effective 1 January, 2004 the limit of ownership of 10% was lifted. Subject to approval by the Banking Insurance and Securities Commission, ownership exceeding 10% is now permitted. For further details, see Item 7.A. “Major Shareholders”.

The Articles of Association do not have any specific provisions that would have an effect of deferring, delaying or preventing a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring. As discussed above, there are provisions that define Eksportfinans’ objectives and limit who may hold Eksportfinans’ shares.

C. MATERIAL CONTRACTS

Eksportfinans has three material contracts:

(i)	the 108 Agreement, entered into with the Norwegian Ministry of Trade, Industry and Fisheries (for further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Government”);

(ii)	the Portfolio Hedge Agreement (for further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”);

(iii)	the USD 1 billion Committed Liquidity Facility Agreement (for further details, see Item 7.B, ”Related Party Transactions Committed Liquidity Facility Agreement”); and

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

The principal of, and premium and interest, if any, on Eksportfinans’ debt securities received by a noteholder not resident in Norway for tax purposes are not subject to Norwegian income taxes, unless the bearer or registered owner carries out a business through a permanent establishment in Norway and premium and/or interest on such securities, if any, are attributable to such business. Norway does not currently levy withholding tax on payments of interest to noteholders not resident in Norway. However, the Norwegian Ministry of Finance is considering introducing withholding tax on interest payments. It is uncertain whether withholding tax on interest will be implemented in the future, and if so, at what rate. Any applicable tax treaty may, depending on the treaty, restrict the potential withholding tax on interests.

Gains derived from the sale of Eksportfinans’ debt securities by a noteholder not resident for tax purposes in Norway are not subject to Norwegian income taxes or withholding taxes in Norway, unless such noteholder engages or participates in business activities which are carried out or managed in Norway and gains on such securities are attributable to such business. If the noteholder has previously been a tax resident in Norway, an exit-tax on the debt securities could however be applicable if the debt securities were acquired when the noteholder was a tax resident in Norway.

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

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value that exceeds certain U.S. dollar thresholds will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of these disclosure requirements to their ownership of the notes.

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

As of December 31, 2015, 2014 and 2013, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options (excluding the 108 Agreement and Portfolio Hedge Agreement) were NOK 117,248 million, NOK 150,369 million and NOK 192,265 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of Eksportfinans’ loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”. As part of Eksportfinans’ risk management policy it has since 1989 chosen to outsource the internal audit function to an external auditor firm.

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

Further information regarding financial derivatives is disclosed in note 12 to our audited consolidated financial statements in Item 18. Further information regarding risk management is disclosed in notes 26-29.

Foreign currency exchange risk, interest rate risk and credit spread risk are managed by a separate risk management function and reported regularly to the management board.

Foreign Currency Exchange Risk

As of December 31, 2015, approximately 61% (72% as of December 31, 2014 and 60% as of December 31, 2013) of the Company’s assets were denominated in foreign currencies. Foreign currency exchange risk arises from mismatches in the currencies denominating our assets and our liabilities. Each instrument is swapped into Eksportfinans’ three main currencies: euro, U.S. dollars and Norwegian kroner and net exposure in euro and U.S. dollars is further hedged by foreign exchange forward. Exposure towards a currency is measured as the net of assets and liabilities for the currency. As of December 31, 2015, Eksportfinans’ exposure to currencies other than the Norwegian kroner reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position*	Amount of net position covered by 108 Agreement items
December 31, 2015
CAD	(914)	2,093	1,179	1,160
JPY	(7,969,137)	7,969,637	500	285
SEK	(209,491)	209,500	9	—
EUR	5,878,024	(5,833,084)	44,940	46,154
DKK	1,721,133	(1,721,290)	(157)	254
USD	(9,666,971)	10,311,781	644,810	645,645
Other currencies	(9,006,280)	9,007,424	1,144	4,827
TOTAL	(19,253,636)	19,946,061	692,425	698,325

*	Net position includes amounts covered by the 108 Agreement. For further details, see note 16 to our audited consolidated financial statements in Item 18.

For more information, see Item 4.B. “Business Overview — Loans — Export Lending — Arrangement with the Government”.

The above table does not include foreign currency commitments because the currency exposure first comes into effect at disbursement. At that time any currency/interest rate exposure will be hedged. For further information regarding Eksportfinans’ market risk, see note 28 to our audited consolidated financial statements in Item 18.

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

The Board of Directors has approved the following currency risk strategy at the present time. According to Eksportfinans’ risk policy, the Company can have an aggregate net position in each foreign currency and in all foreign currencies in total equivalent to NOK 120 million (USD 14 million). The fair value effect on Eksportfinans’ total assets and liabilities due to an adverse change of 10% in foreign currency exchange rates as of December 31, 2015 is estimated to be NOK 0.3 million before taxes. The effect per December 31, 2014 was estimated to be NOK 0.9 million. There is no breach of currency exposure limits from normal operation during 2015.

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

The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The below table shows interest rate risk of exposure with up to one year of maturity, which is a change from the parameters previously used, which measured our exposure without regard to maturity. The interest rate exposure as of December 31, 2015 is negative NOK 28,000. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points.

Interest rate exposure with up to one year of maturity (from a 1 basis point shift of interest rate curves):

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total

As of December 31, 2015	(48)	(16)	36	(1)	(28)

Maximum through 2015 *	48	63	109	2	167
Minimum through 2015 *	(95)	(19)	(91)	(1)	(96)
Average through 2015	(13)	15	9	—	11

As of December 31, 2014	(37)	(5)	23	—	(19)

Maximum through 2014 *	93	9	115	28	146
Minimum through 2014 *	(78)	(42)	(27)	(26)	(62)
Average through 2014	8	(6)	15	—	17

As of December 31, 2013	(39)	(0)	(17)	16	(40)

*	The maximum and minimum exposure in general does not occur on the same date for different currencies.

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

Credit Spread Risk

A potential increase in credit spreads of one percentage point would increase the net fair value of our assets and liabilities by NOK 8 million, as of December 31, 2015 (NOK 8 million as of December 31, 2014) as gains on the liability side would outweigh losses on the asset side. Credit spreads in the market is defined as market risk and not credit risk, which we define to include default probability only. Isolated for the PHA portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 2 million as of December 31, 2015, compared to NOK 3 million as of December 31, 2014. The credit spread risk in the Liquidity Reserve Portfolio is managed through daily measurements of spread duration. According to the Company’s risk policy a change in the value of the Liquidity Reserve Portfolio by 1 basis point change in spread duration should not give an accumulated loss of more than NOK 2.4 million. This limit has not been breached since they were introduced.

FX Basis spread risk

A significant part of the Company´s net interest income is due to euros and US dollars being attractive relative to Norwegian kroner. Most of the company’s funding is in euros and dollars while some loans and liquidity placements are in Norwegian kroner. Hence the Company has swapped significant amounts from dollars and euros over to Norwegian kroner, earning on the basis swap spread. The Company hedges basis risk, both on portfolio level and for all new loans larger than NOK 500 million and with maturity longer than three years. This hedging amounted to approximately NOK 9.4 billion as of December 31, 2015 of which NOK 8.9 billion had between zero and three years remaining duration, and NOK 0.5 billion with four years remaining duration.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our President and CEO and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. Based on that evaluation, our President and CEO and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.

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

Under the supervision of Management, including the President and CEO and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (2013)). Based on this assessment, management has concluded that our internal control over financial reporting as of December 31, 2015 was effective.

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

Changes in Internal Controls over Financial Reporting

There were no changes to our internal controls over financial reporting that occurred during 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. (Reserved)

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that it has an “Audit Committee Financial Expert” serving on its Audit Committee. Since November 2014 Mr. Bjørn Berg has acted as the Audit Committee financial expert, and was independent as defined in Section 303A.02 of the New York Stock Exchange’s corporate governance standard.

Item 16B. CODE OF ETHICS

Eksportfinans has a Code of Ethics that applies to all employees, including Eksportfinans’ President and CEO, Chief Financial Officer, principal Accounting Officer or Controller, and persons performing similar functions. Eksportfinans has made its Code of Ethics publicly available on its internet website at www.eksportfinans.no.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees paid to our principal accountant consist of the following for the years ended December 31:

(NOK thousands)	2015	2014
Audit fees	3,390	3,083
Audit-related fees (1)	—	—
Tax fees	—	—
All other fees	443	311

(1)	Audit-related fees include attestations related to funding transactions.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

The Company’s equity is not listed on any securities exchange, but the Company has adopted and complies with the Norwegian Code of Practice for Corporate Governance (NUES), except where noted below. The purpose of the Code of Practice is to clarify the respective roles of Shareholders, Board of Directors and Executive Officers beyond the requirements of Norwegian legislation. Oslo Børs (Oslo Stock Exchange, Norway) stipulates that companies listed on Oslo Børs must annually publish a statement on the company’s principles for Corporate Governance in accordance with the Norwegian Code of Practice for Corporate Governance.

Composition of Board of Directors — Independence

The majority of the members of the Board of Directors are elected by the Council of Representatives (from 2016 they will be elected by the Annual General Meeting in accordance with the Financial Companies Act). One Director and one observer are elected by and among the employees of Eksportfinans. The observer has the right to attend meetings and speak, but has no voting rights. With respect to the composition of the Board of Directors, Eksportfinans is compliant with the Code of Practice which, among other things, states that the composition of the Board of Directors should ensure that the Board can attend to the common interests of all shareholders and meet the Company’s need for expertise, capacity and diversity. Attention should be paid to ensuring that the Board can function effectively as a collegiate body. The composition of the Board should ensure that it can operate independently of any special interests. The majority of the shareholder elected members of the Board should be independent of the Company’s Executive Management and material business contacts. At least two of the members of the Board elected by shareholders should be independent of the Company’s main shareholder(s). The Board of Directors should not include representatives of the Company’s Executive Management.

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

The Audit Committee charter is based on the Sarbanes-Oxley Act and the U.S. Securities and Exchange Commission rulemaking to the extent not in conflict with Norwegian law, such as with respect to the appointment of auditors and approval of audit fees, which rest with our Annual General Meeting. Eksportfinans’ Audit Committee is appointed by and among the Board of Directors to assist the Board in monitoring (1) the integrity of the financial statements of the company, (2) the Independent Accountant’s qualifications and independence, (3) the performance of the Company’s internal audit function and Independent Accountants and (4) the compliance by the Company with legal and regulatory requirements. The Audit Committee has delegated authority on behalf of the Board only on issues specifically specified in the charter or on other issues as the Board may specifically decide from time to time.

Nomination Committee

There are no mandatory rules on Nomination Committees in Norwegian law, only a recommendation under the Code of Practice. Eksportfinans has established a Nomination Committee according to its Articles of Association. The election of members to the Board of Directors, the Council of Representatives, and the Control Committee is prepared by the Nomination Committee. From 2016 this will only apply to the Board of Directors, in accordance with the Financial Companies Act. The Nomination Committee has four members. Three of the members are elected for a period of two years by the Annual General Meeting and shall be representatives of the shareholders. The Chair of the Council of Representatives is a permanent member of the Nomination Committee and chairs its meetings. From 2016, the independent member of the Nomination Committee will chair the meetings. The Chair of the Board of Directors and the President and CEO are normally, but without any voting rights, called to at least one meeting before the Committee makes its final resolution. The Nomination Committee shall be informed of the members, alternate members and observer elected by and among the employees.

Remuneration Committee

Eksportfinans maintains a Remuneration Committee . The compensation of the President and CEO is set by the Board, based on recommendations from the Remuneration Committee. The Board is the corporate body that employs the President and CEO. The compensation to the Board, the Independent Accountant, the Control Committee and the Council of Representatives (up until 2015 for the latter two) is set by the shareholders at the General Meeting based on recommendations by the Nomination Committee.

Risk Committee

Eksportfinans’ Board Risk Sub-Committee oversees the Company’s risk management activities in advance of presenting these issues to the Board. The members of the Audit Committee have also been appointed members of the Risk Committee.

Corporate Governance

The Company’s corporate governance guidelines are addressed in the annual report in accordance with Norwegian law. This includes information on the remuneration paid to the Directors, the President and CEO and the Independent Accountant. (Remuneration means any salary, pensions and other benefits received.)

Norwegian law does provide for rules on partiality. The general rule provides that a Board Member may not participate in decisions where the Board Member or any person close to him has a financial or other personal interest in the outcome of the decision.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers AS, independent registered public accounting firm, are incorporated by reference in this Item 18:

Item 19. EXHIBITS

1.1	Articles of Association (English translation of Norwegian-language original)

2.1	Indenture dated February 20, 2004, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form F-3 (No. 333-112973) filed with the Commission February 20, 2004)

4.1	Agreement Regarding Interest Equalization and Hedging for Eksportfinans’ Borrowing and Lending Commitments (the 108 Agreement) (English translation of Norwegian-language original)* (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 21, 2005)

4.2	First Amended and Restated Portfolio Hedge Agreement entered into by Eksportfinans ASA, DNB Bank ASA, Nordea Bank AB (publ) and Danske Bank A/S dated March 1, 2016 (the Portfolio Hedge Agreement)*

4.3	Committed Liquidity Facility Agreement between Eksportfinans ASA and DNB Bank ASA, Danske Bank, Norwegian Branch and Nordea Bank Norge ASA dated June 25 2015 (the Committed Liquidity Facility Agreement)*

7.1	Computation of ratio of earnings to fixed charges

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Confidential treatment of specified material has been requested and the redacted material has been separately filed with the SEC.

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

Dated: April 25, 2016

Report of Independent Registered Public Accounting Firm

To the President and CEO, Board of Directors and Shareholders of Eksportfinans ASA:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Eksportfinans ASA and its subsidiaries (the "Company") at December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS

Oslo, Norway
April 25, 2016

STATEMENT OF COMPREHENSIVE INCOME

PARENT COMPANY				GROUP			NOTE
2015	2014	2013	(NOK million)	2015	2014	2013

90	176	290	Interest and related income on loans due from credit institutions	90	176	290
1,404	1,805	2,543	Interest and related income on loans due from customers	1,404	1,805	2,543
229	264	236	Interest and related income on securities	229	264	236
53	15	32	Other interest and related income	53	15	32
1,776	2,260	3,101	Total interest and related income	1,776	2,260	3,101

1,388	1,782	2,389	Interest and related expenses on commercial paper and bond debt	1,388	1,782	2,389
4	3	4	Interest and related expenses on subordinated debt	4	3	4
10	15	10	Other interest and related expenses	10	15	10
1,402	1,800	2,404	Total interest and related expenses	1,402	1,800	2,404

374	460	697	NET INTEREST INCOME	374	461	697

(2)	(2)	2	Net commissions related to banking services	(2)	(2)	2

(792)	(6,069)	(7,379)	Net losses on financial instruments at fair value	(792)	(6,069)	(7,379)	5, 28.4

0	0	145	Other income	14	12	5	7

(794)	(6,072)	(7,236)	NET OTHER OPERATING INCOME	(780)	(6,060)	(7,377)

(420)	(5,607)	(6,539)	TOTAL OPERATING INCOME	(406)	(5,599)	(6,680)

115	154	137	Salaries and other administrative expenses	115	154	138	9
3	4	13	Depreciation	16	16	18	14 ,15
16	15	12	Other expenses	11	10	9	10
134	173	162	TOTAL OPERATING EXPENSES	142	180	165

(554)	(5,780)	(6,702)	PRE-TAX OPERATING PROFIT/(LOSS)	(548)	(5,779)	(6,844)

(171)	(1,573)	(1,957)	Tax benefit	(172)	(1,506)	(1,995)	11

(383)	(4,207)	(4,745)	PROFIT/(LOSS) FOR THE YEAR	(376)	(4,273)	(4,849)

25	(41)	(1)	Other comprehensive income *	25	(41)	(1)

(358)	(4,248)	(4,745)	TOTAL COMPREHENSIVE INCOME	(351)	(4,315)	(4,850)

(529)	(4,360)	(5,420)	Allocated to/(from) reserve for unrealized gains	(477)	(4,306)	(5,364)	24
146	149	674	Allocated to/(from) other equity	101	33	514
(383)	(4,211)	(4,746)	TOTAL ALLOCATIONS	(376)	(4,273)	(4,850)

* Items that will not be reclassified to profit or loss. The income / (loss) arises from actuarial calculations on pension.

The accompanying notes are an integral part of the financial statements.

BALANCE SHEET

PARENT COMPANY				GROUP			NOTE
Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013	(NOK million)	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013

			ASSETS
7,050	12,368	17,702	Loans due from credit institutions 1)	7,053	12,370	17,704	13
24,462	33,372	47,363	Loans due from customers 2)	24,462	33,372	47,363	13
24,187	27,991	26,462	Securities	24,187	27,991	264,622	27.5
4,293	7,071	5,500	Financial derivatives	4,293	7,071	5,500	12
338	338	338	Investments in group companies	0	0	0
2	3	5	Intangible assets	2	4	5	14
25	0	0	Deferred tax asset	0	0	0
4	7	9	Property, equipment and investment property	208	217	213	15
4,936	4,620	3,560	Other assets	4,937	4,604	3,545	16
65,297	85,770	100,939	TOTAL ASSETS	65,142	85,629	100,793

			LIABILITIES
51,174	66,413	75,842	Bond debt 3)	51,174	66,413	75,842	17
4,398	5,129	5,145	Financial derivatives	4,398	5,129	5,145	12
74	372	0	Taxes payable	76	372	0	11
0	202	2,163	Deferred tax liabilities	1	229	2,124	11
1,950	4,602	4,611	Other liabilities	1,952	4,600	4,607	21
132	161	97	Provisions	132	161	97	8, 19
0	965	902	Subordinated debt	0	965	902	22
57,728	77,844	88,761	TOTAL LIABILITIES	57,733	77,869	88,718

			SHAREHOLDERS' EQUITY
2,771	2,771	2,771	Share capital	2,771	2,771	2,771	23
404	933	5,293	Reserve for unrealized gains	566	1,043	5,349	24
4,394	4,222	4,115	Other equity	4,072	3,946	3,955
7,569	7,926	12,179	Total shareholders' equity	7,409	7,760	12,075

65,297	85,770	100,939	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	65,142	85,629	100,793

1)	Of NOK 7,053 million at December 31, 2015, NOK 6,493 million is measured at fair value through profit or loss and NOK 560 million is measured at amortized cost. Of NOK 12,370 million at December 31, 2014, NOK 12,180 million is measured at fair value through profit or loss and NOK 190 million is measured at amortized cost.
2)	Of NOK 24,462 million at December 31, 2015, NOK 10,064 million is measured at fair value through profit or loss and NOK 14,398 million is measured at amortized cost. Of NOK 33,372 million at December 31, 2014, NOK 15,207 million is measured at fair value through profit or loss and NOK 18,165 million is measured at amortized cost.
3)	Of NOK 51,174 million at December 31, 2015, NOK 35,856 million is measured at fair value through profit or loss and NOK 15,318 million is measured at amortized cost. Of NOK 66,413 million at December 31, 2014, NOK 47,838 million is measured at fair value through profit or loss and NOK 18,575 million is measured at amortized cost.

The accompanying notes are an integral part of the financial statements.

77

Sigurd Carlsen Chair person	Christian Berg Deputy chair person	Bjørn Berg
Tone Lunde Bakker	Marianne Heien Blystad	Rune Helgeland

STATEMENT OF CHANGES IN EQUITY

PARENT COMPANY
(NOK million)	Share capital 1)	Reserve unrealized gains 1)2)	Other equity	Total equity

EQUITY AS AT JANUARY 1, 2014	2,771	5,293	3,938	12,179

Actuarial gains/(loss) and other comprehensive income	0	0	(41)	(41)
Total comprehensive income for the period	0	(4,360)	148	(4,211)
EQUITY AS AT DECEMBER 31, 2014	2,771	933	4,045	7,927

EQUITY AS AT JANUARY 1, 2015	2,771	933	4,045	7,927

Actuarial gains/(loss) and other comprehensive income 3)	0	0	25	25
Total comprehensive income for the period	0	(529)	146	(383)
EQUITY AS AT DECEMBER 31, 2015	2,771	404	4,215	7,569

GROUP
(NOK million)	Share capital 1)	Reserve unrealized gains 1)2)	Other equity	Total equity

EQUITY AS AT JANUARY 1, 2014	2,771	5,349	3,955	12,075

Actuarial gains/(loss) and other comprehensive income	0	0	(41)	(41)
Total comprehensive income for the period	0	(4,306)	32	(4,274)
EQUITY AS AT DECEMBER 31, 2014	2,771	1,043	3,946	7,760

EQUITY AS AT JANUARY 1, 2015	2,771	1,043	3,946	7,760

Actuarial gains/(loss) and other comprehensive income 3)	0	0	25	25
Total comprehensive income for the period	0	(477)	101	(376)
EQUITY AS AT DECEMBER 31, 2015	2,771	566	4,072	7,409

1)	Restricted equity that cannot be paid out to the owners without a resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.
2)	The reserve for unrealized gains is a requirement by Norwegian legislation. Allocations to this reserve are to be made in the company accounts for, with a few exceptions, positive differences between carrying value and amortized cost of financial assets and liabilities measured at fair value. Reserves are also made for the difference between fair value of buildings and land (measured at fair value at the transition to IFRS) as of January 1, 2006, and the value as of December 31, 2005 under the previous GAAP. The latter difference is reduced each year with depreciation of the revaluation amount. The reserve for unrealized gains represents restricted equity that cannot be distributed as dividend.
3)	The tax effect on OCI items is MNOK minus 8 in 2015 and MNOK 15 in 2014.

The accompanying notes are an integral part of the financial statements.

CASH FLOW STATEMENT

PARENT COMPANY					GROUP		NOTE
2015	2014	2013	(NOK million)	2015	2014	2013

(554)	(5,784)	(6,702)	Pre-tax operating profit/(loss)	(548)	(5,779)	(6,844)

			Provided by operating activities:
(163)	(169)	(62)	Accrual of contribution from the Norwegian government	(163)	(169)	(62)
699	6,017	7,354	Unrealized losses/(gains) on financial instruments at fair value	699	6,017	7,354	5
3	4	13	Depreciation	16	16	18	14, 15

14,016	23,438	33,247	Principal collected on loans	14,016	23,438	33,247
(12,092)	(22,775)	(27,506)	Purchase of financial investments (trading)	(12,092)	(22,775)	(27,506)
17,458	22,713	44,752	Proceeds from sale or redemption of financial investments (trading)	17,458	22,713	44,752
0	337	322	Contribution paid by the Norwegian government	0	337	322
(361)	0	(318)	Taxes paid	(361)	(1)	(318)

			Changes in:
568	96	491	Accrued interest receivable	568	96	491
485	(730)	2,964	Other receivables	468	(730)	2,980
(3,860)	(911)	(4,738)	Accrued liabilities	(3,856)	(910)	(4,743)
16,199	22,236	49,817	NET CASH FLOW FROM OPERATING ACTIVITIES	16,205	22,253	49,691

2	1,010	3,166	Proceeds from sale or redemption of financial investments	2	1,010	3,166
0	0	(338)	Investment in group companies	0	0	0
6,948	7,197	1,112	Net cashflow from financial derivatives	6,948	7,197	1,112
(1)	(1)	(18)	Purchases of property and equipment and intangible assets	(6)	(18)	(24)	14, 15
1	0	207	Proceeds from sales of property and equipment	1	0	4
6,950	8,206	4,129	NET CASH FLOW FROM INVESTING ACTIVITIES	6,945	8,189	4,258

(2)	2	(5,031)	Change in debt to credit institutions	(2)	2	(5,031)
(26,160)	(31,809)	(52,170)	Principal payments on bond debt	(26,160)	(31,809)	(52,170)
(1,083)	0	(503)	Repayment of subordinated debt	(1,083)	0	(502)
(27,245)	(31,807)	(57,704)	NET CASH FLOW FROM FINANCING ACTIVITIES	(27,245)	(31,807)	(57,703)

(4,096)	(1,365)	(3,758)	NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,095)	(1,365)	(3,754)

6,011	6,252	9,265	Cash and cash equivalents as at beginning of period	6,013	6,254	9,265	25

909	1,124	742	Effect of exchange rates on cash and cash equivalents	909	1,124	742
2,824	6,011	6,249	CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,827	6,013	6,253	25

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

In these financial statements the terms ‘Eksportfinans ASA’, ‘company’ and ‘Eksportfinans’ are used for the parent company Eksportfinans ASA. The term ‘EDM 15’ is used for the subsidiary Eiendomsselskapet Dronning Mauds gate 15 AS. The term ‘group’ refers to the parent company and the subsidiary as a financial group.

The fiscal year of the company runs from January 1 to December 31.

These financial statements have been approved for issue by the Board of Directors on February 19, 2016.

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

IFRSs and IFRICs adopted by the company and the group in 2015

There are no standards that have been adopted by the company and the group for the first time for the financial year beginning on or after January 1, 2015 that have a material impact on the group

New and amended standards (IFRSs) and interpretations (IFRICs) issued but not effective for the financial year beginning January 1, 2015, and not early adopted by the company and the group

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value though P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The change in accounting principle will not have a material impact on the group’s financial reporting.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The group is yet to assess the impact of IFRS 15.

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

Certain components of the 108 Agreement, which compensate the company for gains and losses on certain lending and borrowing transactions covered by the Agreement due to changes in interest and foreign exchange rates, meet the definition of financial derivatives in IAS 39, and are defined as embedded financial derivatives. Separate measurement at fair value for these derivatives has the potential to result in considerable increases in the company’s income volatility.

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

See note 12 for additional information.

Securities

Interest bearing securities, consisting of commercial paper and bonds, are included in the line item ‘Securities’ in the balance sheet. The line item ‘Securities’ consists of securities covered by the Portfolio Hedge Agreement (as described below) and the Liquidity Reserve Portfolio (as described in note 29.1).

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

Interest, and the interest effect on economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’. See note 28.4 for the impact of this economic hedging.

Portfolio Hedge Agreement

The Portfolio Hedge Agreement (PHA) meets the definition of a financial derivative contract and is measured at fair value. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income. See note 12 for a description of the agreement.

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

See notes 6, 10 and 15 for further information related to investment property.

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

2.10        Dividend

Dividend from Eksportfinans to its owners is recognized in the year in which the dividend is formally approved by the Council of Representatives, and not in the fiscal year to which the dividend is related. No dividends were paid in the years 2010 to 2015.

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

2.15        Cash equivalents

Cash equivalents are defined as bank deposits with maturity of less than three months from the date of acquisition. Change in other bank deposits are included in the line items ‘Purchase of financial investments’ and ‘Proceeds from sale or redemption of financial investments’ in the cash flow statement.

See note 25 for further information.

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

Eksportfinans uses quoted prices where available, valuation techniques and theoretical models using market information. These estimates are calibrated against economic models and any observed transaction prices. Estimated market values of derivatives under Credit Support Annexes (“CSA agreements”) are also reconciled daily with counterparties valuations (see "Note 27.2 Risk limit control and mitigation policies" for a brief description of CSA agreements). Since Eksportfinans has adopted the fair value option for the majority of its financial assets and liabilities, market changes or changes to assumptions or estimated levels can significantly impact the fair value of an instrument as reported and have a significant impact on the statement of comprehensive income. The subjectivity of these assumptions is reduced by using observable market inputs in the valuations, such as a quoted price or rate, by using multiple models for valuation purposes, and by obtaining price and rate information from multiple sources.

In particular the multi-notch downgrade of Eksportfinans from Moody's and Standard and Poor's in November 2011 lead to significant reductions in the market value of the company's own debt. The company used quoted prices of traded debt both before and after the downgrade since IFRS requires actual traded prices to be used if such quotes exist. The rating effect on the company's significant liabilities overshadowed all other market fluctuation effects for 2011 and the unrealized gain for the year was several times higher than ever recorded for any year before in the history of the company. During the last four years, the credit spreads on the company’s own debt have gradually decreased and a significant part of the unrealized gain in 2011 has been reversed.

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

A market is considered to be active when the prices are readily and regularly available from exchanges, brokers, market makers and pricing vendors, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

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

For guaranteed loans, interest rate curves are obtained from market sources, and credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Norwegian Guarantee Institute for Export Credits (GIEK). Most of Eksportfinans’ non-government guarantors are currently well rated Norwegian banks and international banks with solid financial position. An increase in the credit risk of the debtor will, as a result of the guarantee, in most cases not lead to more than an insignificant increase of the combined credit risk. This is reflected in market rates so for example a loan made to a debtor guaranteed by a specific bank has a considerably lower spread than a direct loan made to the same bank. Eksportfinans therefore believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread. Credit ratings of all guarantors are monitored on an ongoing basis. Spreads are adjusted upon significant changes in rating for the guarantor since origination date, as the company considers this as evidence of widening of spreads.

For direct loans to Norwegian savings banks, interest rate curves and credit spreads are based on observable market data. The credit spread curves obtained from the market are from widely published reports from market participants on indicative spreads for identical or similar loans. The spreads are published in the market shortly after month end.

For the municipal portfolio interest rate curves and credit spreads are based on observable market data. The credit spreads used in the model are supported by quotes obtained from three different price providers. For loans guaranteed by municipalities, the same methodology is used as for guaranteed export lending.

For collaboration loans, the credit spreads are based on initial deposit spreads at the time of loan origination. When less than the initial deposit amount is being utilized, the credit spreads of the guaranteed banks are being used for the remaining amount.

The following table shows the unrealized loss of each category of loans by increasing the credit spread by 1 basis point as well as the percentage of total lending portfolio.

PARENT COMPANY/GROUP	December 31, 2015		December 31, 2014
(NOK million and percentage)	Sensitivity (1 bp)	Percentage	Sensitivity (1 bp)	Percentage
Direct loans	(0.6)	7%	(0.8)	5%
Loans to municipalities	(0.3)	8%	(0.9)	11%
Collaboration loans	(0.1)	17%	(0.4)	21%
Guaranteed loans	(2.5)	68%	(3.3)	63%
TOTAL LOANS		100%		100%

The spreads applied for fair value measurement of the combined total lending portfolio are in the range from -4 basis points to 152 basis points as of year-end 2015 (from -4 basis points to 150 basis points as of year-end 2014). For the combined total lending portfolio over the past two years credit spreads have changed 4 basis points per month in 95 percent of the time. As of year-end 2015 a spread widening of 4 basis points would give an estimated loss of NOK 15 million. As of the end of 2014 a 95 percent confidence interval was 1 basis point representing NOK 6 million.

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

The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Eksportfinans retrieved prices and credit spread quotes from six different market makers and pricing vendors as of December 31, 2015. Among the six different quote providers, the major price provider (Bloomberg) covered 64 percent (91 percent as of December 31. 2014). Eksportfinans has established various controls to ensure the reasonableness of received quotes such as reconciling with other securities of similar currency, maturity, country or issuer and reconciling with actual trade data from Bloomberg. The company also investigates large variations amongst different price providers. For all quoted prices the median quote was used.

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

Eksportfinans’ structured issues currently consist of seven main structure types:

-	The coupon is paid in a different currency than the currency for which the coupon is calculated and the bond might have Bermudan options embedded. Bonds with this coupon type are priced using a Hull-White one-factor model if there is only one currency and an N-currency model coupled with a Black-Scholes model in cases of several currencies.

-	The coupon is based on the minimum of two FX’s (JPY/USD and AUD/JPY for a majority of our issues). We use the Black-Scholes model to evaluate the foreign exchange rates and a Hull-White one factor model to treat the interest rate curves.

-	The coupon has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low. These coupon structures are modeled by an N-currency model.

-	The coupon is inversely linked to the London Interbank Offer Rate (LIBOR). The coupon structure is normally of the type “FixedRate-multiplier x Libor”. Here we use a Hull-White model for the interest rate and if the issue contains more than one currency, we use the N-factor model.

-	The coupon depends on the difference between two interest rates, for example ‘2 year swap minus 10 year swap’. This difference is multiplied with a factor, and both one and two currencies can be involved. For one-currency issues a Hull-White model is used for the two interest rates. For two-currency issues a Black-Scholes model put together with an N-currency model is used.

-	The coupon is based on the performance of single equities, equity baskets or indexes. These issues are priced based on a Black-Scholes model if the underlying is in the same currency as the notional. The implied volatility derived from suitable traded options is used as volatility input and expected future dividends are based on market expectations. If the underlying is in a different currency than the notional we use a quanto-model to factor in the currency effect.

-	No coupon is paid, but the notional is accreting. For one-currency issues a Hull-White model is used for the two interest rates. For two-currency issues a Black-Scholes model put together with an N-currency model is used.

Structured bond debt (and their corresponding swaps, see section on financial derivatives above) are mostly valued using the company’s valuation system based on different, well known valuation models, such as Black-Scholes and Hull-White, as appropriate for the different types of structures. All models use observable market data. Market data such as volatilities, correlations, and spreads for constant maturity swaps are imported (unadjusted) directly from widely used data systems like Reuters and Bloomberg. All models are calibrated to produce the transaction price at day one and consequently there are no day one profits calculated using Eksportfinans’ methodology. Which model and which structure setup are determined by the redemption structure, the number of FX, equities or indexes constituting the underlying and whether the coupon is accumulated or not as time passes.

The market data used is observable market input. This input is used to project both cash flows and maturity dates of the structured debt. This is to a large degree done by Monte Carlo simulations.

The fair values established using the valuation models above are further supported by the assessment for reasonableness against values for the same instruments received from the counterparty in the transaction.

Changes in credit spread are considered in the valuation of structured bond debt. Historically, the credit spreads applied in the fair value measurement have been derived from current spreads on Eksportfinans’ USD benchmarks quoted by Bloomberg. As fewer benchmarks are outstanding and the trading activity in the benchmark is lower, the Company has decided to use broker quotes from the major provider of such quotes in the Norwegian market. These quotes have been compared to the historical benchmark credit spreads observed on Bloomberg to ensure high correlation with historical trading prices.

The following table shows the unrealized gain of each category of bond debt by increasing the credit spread by 1 basis point:

PARENT COMPANY/GROUP	December 31, 2015	December 31, 2014
(NOK million)	Sensitivity (1 bp)	Sensitivity (1 bp)
Unstructured bond debt	5.0	9.0
Structured bond debt	6.0	7.0

The spreads applied for fair value measurement of bond debt are in the range from 100 basis points to 175 basis points as of year-end 2015 (from 132 basis points to 169 basis points as of year-end 2014).

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

Level 3:

Securities with inputs that are both significant to fair value and unobservable are classified as level 3.

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

The below tables set forth Eksportfinans trading assets and liabilities and other financial assets and liabilities accounted for at fair value under the fair value option. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Other assets are collateral paid to swap counterparties (as specified in note 27.2) and are classified as level 2.

Financial assets measured at fair value through profit or loss:

PARENT COMPANY/GROUP
	December 31, 2015				December 31, 2014
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	286	5,800	408	6,494	1,728	10,066	384	12,178
Loans due from customers	0	462	9,602	10,064	0	1,735	13,471	15,206
Securities	0	24,187	0	24,187	0	27,991	0	27,991
Financial derivatives	0	3,365	928	4,293	0	5,663	1,408	7,071
Other assets	0	3,277	0	3,277	0	3,181	0	3,181
Total fair value	286	37,091	10,938	48,315	1,728	48,636	15,263	65,627

As for financial liabilities at year-end non-structured bond debt such as benchmark issues was transferred from level 2 to level 3 in June 30, 2015 due to fewer benchmark transactions and lower trading activity. Structured bond debt use unobservable inputs and model valuation and is classified as level 3. Financial derivatives on the liability side are both level 2 and 3, see discussion above for financial derivative assets. Other liabilities are specified in note 21 and are valued using discounting techniques and observable market data and as such are classified as level 2.

Financial liabilities measured at fair value through profit or loss:

PARENT COMPANY/GROUP
	December 31, 2015				December 31, 2014
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Non-structured bond debt	0	0	26,534	26,534	0	27,916	0	27,916
Structured bond debt	0	0	9,322	9,322	0	0	19,922	19,922
Financial derivatives	0	3,401	997	4,398	0	4,215	913	5,128
Other derivatives	0	1,895	0	1,895	0	4,514	0	4,514
Subordinated debt	0	0	0	0	0	0	965	965
Total fair value	0	5,296	36,853	42,149	0	36,645	21,800	58,445

The movements of level 3 assets and liabilities are shown as follows:

Financial assets measured at fair value through profit or loss based on level 3 inputs:

PARENT COMPANY/GROUP
	2015				2014
(NOK million)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	384	13,471	1,408	15,263	476	22,580	1,428	24,483
Total gains or losses *)	64	1,236	(45)	1,255	69	2,584	412	3,066
Issues	0	0	0	0	0	0	0	0
Settlements	(40)	(5,105)	(435)	(5,580)	(161)	(11,693)	(432)	(12,286)
Transfers into level 3	0	0	0	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0	0	0	0
Closing balance	408	9,602	928	10,938	384	13,471	1,408	15,263
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	64	1,236	1	1,301	69	2,584	1,253	3,906

*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

Financial liabilities measured at fair value through profit or loss based on level 3 inputs:

PARENT COMPANY/GROUP
	2015					2014
(NOK million)	Structured bond debt	Unstructured bond debt	Financial derivatives	Subordinated debt	Total	Structured bond debt	Financial derivatives	Subordinated debt	Total
Opening balance	19,922	0	913	965	21,800	25,502	2,208	902	28,612
Total gains or losses *)**)	(547)	213	659	0	325	8,212	(850)	63	7,424
Issues	0	0	0	0	0	0	0	0	0
Settlements	(10,053)	(1,595)	(575)	(965)	(13,188)	(13,792)	(444)	0	(14,236)
Transfers into level 3	0	27,916	0	0	27,916	0	0	0	0
Transfers out of level 3	0	0	0	0	0	0	0	0	0
Closing balance	9,322	26,534	997	0	36,853	19,922	914	965	21,800
Total gains or losses *)**) for the period in profit or loss for liabilities held at the end of the reporting period	(645)	196	705		256	7,273	(179)		7,156

				0				63

*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.

4.3        Measurement categories

The classes of financial instrument fall into the following measurement categories (carrying amounts in NOK million):

PARENT COMPANY
	2015				2014
FINANCIAL ASSETS	FVO1)	HFT2)	L&R3)	TOTAL	FVO1)	HFT2)	L&R3)	TOTAL
Loans due from credit institutions	6,493	0	557	7,050	12,178	0	190	12,368
Loans due from customers	10,064	0	14,398	24,462	15,207	0	18,165	33,372
Securities	1,895	22,292	0	24,187	1,699	26,292	0	27,991
Financial derivatives	0	4,293	0	4,293	0	7,071	0	7,071
Other assets	3,277	0	1,659	4,936	3,181	0	1,440	4,620
TOTAL	21,729	26,585	16,614	64,928	32,265	33,363	19,795	85,422

FINANCIAL LIABILITIES	FVO1)	HFT2)	OLB4)	TOTAL	FVO1)	HFT2)	OLB4)	TOTAL
Non-structured bond debt	26,534	0	15,318	41,852	27,916	0	18,575	46,491
Structured bond debt	9,322	0	0	9,322	19,922	0	0	19,922
Financial derivatives	0	4,398	0	4,398	0	5,129	0	5,129
Other liabilities	1,893	0	57	1,950	4,514	0	88	4,602
Subordinated debt	0	0	0	0	965	0	0	965
TOTAL	37,749	4,398	15,375	57,522	53,317	5,129	18,663	77,109

1) FVO: Financial instrument at fair value through profit or loss - designated at initial recognition (fair value option)

2) HFT: Financial instrument at fair value through profit or loss - held for trading

3) L&R: Financial instrument at amortized cost - loans and receivables

4) OLB: Financial instrument at amortized cost - other liabilities

GROUP
	2015				2014
FINANCIAL ASSETS	FVO1)	HFT2)	L&R3)	TOTAL	FVO1)	HFT2)	L&R3)	TOTAL
Loans due from credit institutions	6,493	0	560	7,053	12,178	0	192	12,370
Loans due from customers	10,064	0	14,398	24,462	15,207	0	18,165	33,372
Securities	1,895	22,292	0	24,187	1,699	26,292	0	27,991
Financial derivatives	0	4,293	0	4,293	0	7,071	0	7,071
Other assets	3,277	0	1,660	4,937	3,181	0	1,423	4,604
TOTAL	21,729	26,585	16,618	64,932	32,265	33,363	19,780	85,408

FINANCIAL LIABILITIES	FVO1)	HFT2)	OLB4)	TOTAL	FVO1)	HFT2)	OLB4)	TOTAL
Non-strucured bond debt	26,534	0	15,318	41,852	27,916	0	18,575	46,491
Structured bond debt	9,322	0	0	9,322	19,922	0	0	19,922
Financial derivatives	0	4,398	0	4,398	0	5,129	0	5,129
Other liabilities	1,894	0	58	1,952	4,514	0	86	4,600
Subordinated debt	0	0	0	0	965	0	0	965
TOTAL	37,750	4,398	15,376	57,524	53,317	5,129	18,661	77,107

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

3) L&R: Financial instrument at amortized cost - loans and receivables

4) OLB: Financial instrument at amortized cost - other liabilities

4.4        Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

PARENT COMPANY
	December 31, 2015		December 31, 2014
(NOK million)	Fair value	Carrying value	Fair value	Carrying value
ASSETS
Loans due from credit institutions	7,000	7,050	12,312	12,368
Loans due from customers	26,753	24,462	36,448	33,372
Securities	24,187	24,187	27,991	27,991
Financial derivatives	4,293	4,293	7,071	7,071
Other assets	4,936	4,936	4,620	4,620

LIABILITIES
Non-structured bond debt	43,634	41,852	48,879	46,491
Structured bond debt	9,322	9,322	19,922	19,922
Financial derivatives	4,398	4,398	5,129	5,129
Other liabilities	1,954	1,950	4,607	4,602
Subordinated debt	0	0	965	965
92

GROUP
	December 31, 2015		December 31, 2014
(NOK million)	Fair value	Carrying value	Fair value	Carrying value
ASSETS
Loans due from credit institutions	7,003	7,053	12,314	12,370
Loans due from customers	26,753	24,462	36,448	33,372
Securities	24,187	24,187	27,991	27,991
Financial derivatives	4,293	4,293	7,071	7,071
Other assets	4,937	4,937	4,604	4,604

LIABILITIES
Non-structured bond debt	43,634	41,852	48,879	46,491
Structured bond debt	9,322	9,322	19,922	19,922
Financial derivatives	4,398	4,398	5,129	5,129
Other liabilities	1,956	1,952	4,604	4,599
Subordinated debt	0	0	965	965

5        NET GAINS/(LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE

Net realized and unrealized gains/(losses) on financial instruments at fair value:

PARENT COMPANY/GROUP
(NOK million)	2015	2014	2013
Securities 1)	(63)	14	42
Financial derivatives	(63)	(63)	(117)
Other financial instruments at fair value	34	(4)	51
Net realized gains/(losses)	(92)	(53)	(24)

Loans due from credit institutions	(35)	(19)	315
Loans due from customers	(64)	13	(37)
Securities 2)	(201)	416	197
Financial derivatives 3)	(765)	2,880	6,058
Bond debt 4)	333	(9,313)	(13,845)
Subordinated debt and capital contribution securities 4)	32	0	(36)
Other financial instruments at fair value	0	6	(7)
Net unrealized gains/(losses)	(700)	(6,017)	(7,355)

NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(792)	(6,070)	(7,379)

1)	Net realized gains/(losses) on securities:

PARENT COMPANY/GROUP
(NOK million)	2015	2014	2013
Securities held for trading	(63)	14	18
Securities designated as at fair value at initial recognition	0	0	24
TOTAL	(63)	14	42

2)	Net unrealized gains/(losses) on securities:

PARENT COMPANY/GROUP
(NOK million)	2015	2014	2013
Securities held for trading	(100)	442	209
Securities designated as at fair value at initial recognition	(101)	(26)	(12)
TOTAL	(201)	416	197

3)	The Portfolio Hedge Agreement entered into in March 2008, further described in note 12 of this report, is included with a gain of NOK 219 million in 2015 and a loss of NOK 382 million in 2014.
4)	In 2015, Eksportfinans had an unrealized gain of NOK 365 million (loss of NOK 9,313 million in 2014) on its own debt.

See note 28.4 for a presentation of the above tables through the eyes of management.

6        LEASES

Eksportfinans’ subsidiary EDM 15 leases parts of its office building to unrelated parties under operating lease contracts, with lease terms generally between five and ten years. The future minimum lease payments receivable under non-cancelable operating leases in the aggregate and for each of the following periods is shown in the table below:

GROUP
(NOK million)	Dec. 31, 2015	Dec. 31, 2014
Up to and including one year	7	15
From 1 year up to and including 3 years	11	13
From 3 years up to and including 5 years	10	10
After 5 years	13	17
TOTAL PAYMENTS RECEIVABLE	41	55

7        OTHER INCOME

PARENT COMPANY				GROUP
2015	2014	2013	(NOK million)	2015	2014	2013
0	0	0.1	Rental income	14.5	12.2	6.6
0	0	1.2	Rental income investment property	0	0	1.2
0.4	0.4	0.2	Services to subsidiary	0	0	0.0
0	0	146.0	Net income on sale of building to subsidiary	0	0	0.0
(0.8)	(0.1)	(3.0)	Other income /(expenses) *	(0.9)	(0.1)	3.0
(0.4)	0.3	144.5	TOTAL	13.6	12.1	10.8

*) 2015 amount relates to impairment on equipment.

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

The actuarial calculations are based on the following assumptions:

PARENT COMPANY/GROUP
EXPENSES			COMMITMENTS
2015	2014	(Percent)	Dec. 31, 2015	Dec. 31, 2014
2.30	4.00	Discount rate	2.70	2.30
3.20	3.75	Future salary increases	2.50	3.20
3.00	3.50	Future basic amount increase	2.25	3.00
2.25	2.25	Future pension increases	2.25	2.25
K2013BE	K2013BE	Demographic assumption about mortality rate *)	K2013BE	K2013BE

*) Statistical assumptions about mortality, as officially calculated in 2013.

The pension expenses consist of the following components:

PARENT COMPANY/GROUP
(NOK million)	2015	2014	2013
Current service cost	8	9	9
Interest cost	3	2	2
Curtailment	(5)	0	0
Social security tax	1	1	1
TOTAL PENSION EXPENSES	7	13	11

The amounts in the balance sheet are determined as follows:

PARENT COMPANY/GROUP
(NOK million)	Dec. 31, 2015	Dec. 31, 2014

Present value of funded obligations	144	173
Fair value of plan assets	99	99
Underfunded/(funded) status of funded obligations	46	75

Present value of unfunded obligations	56	62
Underfunded/(funded) status of all obligations	102	137

NET PENSION LIABILITY	102	137

Pension liabilities in the balance sheet	102	137
NET PENSION LIABILITY	102	137
Social security tax included	13	17

The movement in the defined benefit obligation over the year is as follows:

PARENT COMPANY/GROUP
(NOK million)	2015	2014	2013
Beginning of year	235	164	164
Current service cost, excluding social security taxes	8	9	9
Interest cost	5	6	6
Actuarial losses/(gains)	(35)	61	1
Social security tax	1	1	(1)
Benefits paid	(9)	(51)	(9)
Curtailments	(5)	0	-6
OBLIGATION AT AND OF YEAR	200	235	164

Curtailments are mainly related to reduction of members in the pension plan.

The contributions expected to be paid to the company’s pension schemes in 2016 is NOK 4 million.

The movement in the fair value of plan assets of the year is as follows:

(NOK million)	2015	2014	2013
Beginning of year	99	88	84
Interest income	2	3	3
Actuarial gains/(losses)	(1)	5	3
Curtailment	1	0	1
Employer contributions	6	6	4
Benefits paid	(8)	(4)	(7)
ASSETS AT END OF YEAR	99	99	88

A quantitative sensitivity analysis for significant assumptions as at December 31, 2015 is as shown below:

PARENT COMPANY/GROUP
Assumptions	Discount rate		Future salary increases		Future pension cost increase
	1%	1%	1%	1%	1%	1%
Sensitivity level	increase	decrease	increase	decrease	increase	decrease
Impact on the net defined benefit obligation	(35)	45	14	(12)	34	(27)
Estimated change net pension cost 2016	(2)	2	2	(1)	2	(2)
Estimated change service cost 2016	(1)	2	1	(1)	1	(1)

Plan assets are invested as follows (according to regulatory guidelines established for life insurance companies):

(Percent)	Dec. 31, 2015	Dec. 31, 2014
Equity securities	11	11
Debt securities	72	71
Property	14	14
Other assets	3	3
TOTAL PLAN ASSETS	100	100

(Percent)	2015	2014
Actual return on plan assets	1.9	4.1

*Figures as per June 30, 2014, due to lack of figures from life insurance company.

Historical development of the pension liabilities:

PARENT COMPANY/GROUP
	December 31,
(NOK million)	2015	2014	2013	2012	2011

Present value of defined benefit obligations	200	235	164	164	314
Fair value of plan assets	99	99	88	82	130
Pension plan deficit/(surplus)	102	137	75	82	185

NET RECORDED PENSION LIABILITY/(ASSET)	102	137	75	82	185

Actuarial losses/(gains) for the year related to obligations	(35)	61	4	(38)	78
Actuarial gains/(losses) for the year related to assets	(1)	4	3	0	0

9          SALARIES AND OTHER ADMINISTRATIVE EXPENSES

PARENT COMPANY				GROUP
2015	2014	2013	(NOK million)	2015	2014	2013
76	85	75	Salaries, pension expenses and social security	76	85	75
9	0	0	Salaries, restructuring provisions	9	0	0
31	69	62	Administrative expenses	31	69	62
115	154	137	TOTAL	115	154	137

10          OTHER EXPENSES

PARENT COMPANY				GROUP
2015	2014	2013	(NOK million)	2015	2014	2013
2	3	4	Building service	5	6	5
1	0	0	Career support, restructuring provisions	1	0	0
13	12	8	Other expenses	5	4	4
16	15	12	TOTAL	11	10	9

11          INCOME TAXES

Taxes payable:

PARENT COMPANY				GROUP
2015	2014	2013	(NOK million)	2015	2014	2013

(554)	(5,784)	(6,702)	Pre-tax operating profit/(loss)	(548)	(5,779)	(6,844)
1	1	0	Permanent differences	1	1	0
845	7,165	6,595	Change in temporary differences	847	7,163	6,490
292	1,381	(106)	Taxable income	300	1,384	(355)

79	373	0	Current taxes	81	374	0
(11)	(26)	7	Change in last year's tax provision	(12)	39	(96)
(4)	15	0	Other current tax adjustments	(4)	15	0
(235)	(1,935)	(1,928)	Change in deferred taxes	(237)	(1,934)	(1,900)
(171)	(1,573)	(1,957)	Total income taxes in income statement	(172)	(1,506)	(1,995)

79	373	0	Current taxes	81	374	0
(1)	(1)	(1)	Withholding tax already paid	(1)	(1)	(1)
(4)	0	1	Current tax receivable 2014 assessment	(4)	(1)	1
74	373	0	Taxes payable in balance sheet	76	372	0

Deferred tax liability / deferred tax assets:

PARENT COMPANY				GROUP
2015	2014	2013	(NOK million)	2015	2014	2013

202	2,163	4,121	Deferred tax/(deferred tax assets) beginning of year	230	2,142	4,121
0	(26)	0	Deferred tax/(deferred tax assets) beginning of year adjustment	0	39	0

1	1	(104)	Excess book value over tax depreciation	(2)	1	1
(100)	(3)	278	Accounts receivables	(99)	(3)	278
(945)	1,588	6,934	Mark-to-market adjustments financial instruments	(945)	1,588	6,934
35	(61)	(9)	Employee retirement plan	35	(61)	(9)
365	(9,313)	(13,890)	Debt at fair value	365	(9,313)	(13,890)
0	208	0	Deficit that can be carried forward	0	210	0
(201)	416	197	Securities	(201)	416	197
(845)	(7,165)	(6,595)	Change in tax-increasing temporary differences	(847)	(7,163)	(6,490)

(25)	202	2,163	Deferred tax/(deferred tax assets) end of year	1	230	2,142

Temporary differences:

PARENT COMPANY				GROUP
Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013	(NOK million)	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013

(1)	(1)	(2)	Excess book value over tax depreciation	101	102	104
(99)	0	4	Accounts receivables	(99)	0	4
3	948	(639)	Mark-to-market adjustments financial instruments	3	948	(639)
(102)	(137)	(75)	Employee retirement plan	(102)	(137)	(75)
941	576	9,889	Debt at fair value	941	576	9,889
(840)	(640)	(1,056)	Securities	(840)	(670)	(1,056)
(98)	747	8,120	Total tax-increasing temporary differences	4	850	8,225

(25)	202	2,163	Tax on temporary differences	1	229	2,124

Reconciliation of income taxes:

PARENT COMPANY				GROUP
2015	2014	2013	(NOK million)	2015	2014	2013

(554)	(5,784)	(6,702)	Pre-tax operating profit/(loss) from continuing operations	(547)	(5,779)	(6,844)
(149)	(1,561)	(1,876)	Tax calculated at a 27 % nominal tax rate	(148)	(1,560)	(1,916)

			Tax effect of:
2	0	(81)	- Change in tax rate for deferred taxes to 25%	(1)	0	(79)
(8)	15	0	- Actuarial losses according to IAS19	(8)	15	0
(16)	(26)	1	- Change in tax prior year	(15)	39	0
(22)	(11)	(81)	Total tax effects	(24)	54	(79)

(171)	(1,573)	(1,957)	Taxes / (tax income) in the income statement	(172)	(1,506)	(1,995)

30.9%	27.2%	29.2%	Effective tax rate of taxes in the income statement	31.4%	26.1%	29.2%
-3.9%	-0.2%	-2.2%	Tax effect from reconciliation items above	-4.4%	0.9%	-2.2%
27.0%	27.0%	27.0%	Tax rate after reconciliation	27.0%	27.0%	27.0%

27.0%	27.0%	27.0%	Applicable tax rate	27.0%	27.0%	27.0%
0.0%	0.0%	0.0%	Difference	0.0%	0.0%	0.0%

27%	27%	27%	Applied tax rate	27%	27%	27%

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

Eksportfinans has active CSA agreements with 28 different counterparties as of December 31, 2015. As of December 31, 2015, 93 percent of the CSA's have daily collateral exchange, which is slightly higher than as of December 31, 2014. Eksportfinans accepts only cash as collateral. As of December 31, 2015, 99 percent of total number of derivative transactions and 99 percent of total derivative exposures are covered under CSA agreements, which is slightly more than as of December 31, 2014.

The following overview of financial derivatives shows the nominal gross amounts and the fair value of the agreements involved:

PARENT COMPANY/GROUP	Dec. 31, 2015		Dec. 31, 2014
(NOK million)	Notional	Fair value	Notional	Fair value
Interest rate derivatives	61,705	455	78,691	817
Currency rate derivatives	24,619	464	20,564	905
Interest and currency rate derivatives	29,913	(293)	49,475	1,126
Equity derivatives	684	67	1,407	55
Portfolio Hedge Agreement	5,000	(819)	5,000	(1,038)
108 derivatives	13,575	(6)	16,503	31
Other financial derivatives	327	27	232	46
TOTAL	135,823	(105)	171,872	1,942

Financial derivatives assets		4,293		7,071
Financial derivatives liabilities		4,398		5,129
NET DERIVATIVES		(105)		1,942

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
  After considering the economic hedging impact of the PHA agreement, the company is exposed to credit risk through the risk of potential defaults among syndicate members and both credit risk and market risk if the NOK 5 billion cap is reached. The default risk of syndicate members is monitored daily as part of the company’s exposure monitoring. The probability of the PHA agreement reaching the cap of the indemnification is currently negligible. Since inception of the agreement this probability has had a maximum of approximately 0.5 percent in November 2008 where around NOK 2.7 billion of the NOK 5 billion was utilized. As per December 31, 2015, Eksportfinans owe NOK 655 million to the guarantors. Furthermore, the portfolio is currently smaller due to maturities (no additional investments are done in the portfolio) further reducing the probability of reaching the cap.
98

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

The financial derivatives as described above are used in the risk management of the company with the purpose of obtaining economic hedging. For a quantitative analysis of the impact of these economic hedging relationships, see note 27.4.

13          LOANS DUE FROM CREDIT INSTITUTIONS AND CUSTOMERS

Loans due from credit institutions:

GROUP
(NOK million)	Dec. 31, 2015	Dec. 31, 2014
Cash equivalents 1)	2,828	6,013
Other bank deposits and claims on banks	264	173
Loans to other credit institutions, nominal amount 2)	4,110	6,268
Accrued interest on loans and unamortised premium/discount on purchased loans	(17)	(16)
Adjustment to fair value on loans	(132)	(68)
TOTAL	7,053	12,370

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.

2) The company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.

Loans due from customers:

GROUP
(NOK million)	Dec. 31, 2015	Dec. 31, 2014
Loans due from customers, nominal amount	24,105	32,906
Accrued interest on loans and unamortised premium/discount on purchased loans	325	398
Adjustment to fair value on loans	32	68
TOTAL	24,462	33,372

Total loans:

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

GROUP
(NOK million)	Dec. 31, 2015	Dec. 31, 2014
Loans due from other credit institutions	4,110	6,268
Loans due from customers	24,105	32,906
TOTAL NOMINAL AMOUNT	28,215	39,174

See note 2.5.2.2 for a description of which loans are measured at amortized cost and which are measured as at fair value through profit or loss.

Loans by categories:

GROUP
(NOK million)	Dec. 31, 2015	Dec. 31, 2014
Commercial loans	14,066	21,333
Government-supported loans	14,149	17,841
TOTAL NOMINAL AMOUNT	28,215	39,174

Ships	12,872	17,443
Capital goods	8,146	10,112
Export-related and international activities *)	5,402	8,535
Direct loans to Norwegian local government sector	1,074	2,345
Municipal-related loans to other credit institutions	700	700
Loans to employees	21	39
TOTAL NOMINAL AMOUNT	28,215	39,174

Amount included that is expected to be settled after more than twelve months	18,896	29,217

*) Export-related and international activities consist of loans to the following categories of borrowers:

GROUP
(NOK million)	Dec. 31, 2015	Dec. 31, 2014
Shipping	2,476	2,934
Infrastructure	790	977
Banking and finance	747	626
Real estate management	679	995
Oil and gas	309	485
Consumer goods	300	450
Environment	101	118
Renewable energy	0	1,950
TOTAL NOMINAL AMOUNT	5,402	8,535

14          INTANGIBLE ASSETS

The company’s intangible assets consist mainly of software systems.

PARENT COMPANY / GROUP
(NOK million)	Intangible assets

Book value at January 1, 2015	4
Depreciation during the year	1
Book value at December 31, 2015	2

Cost at December 31, 2015	87
Total accumulated depreciation at December 31, 2015	84
Book value at December 31, 2015	2

Book value at January 1, 2014	5
Depreciation during the year	2
Book value at December 31, 2014	4

Cost at December 31, 2014	87
Total accumulated depreciation at December 31, 2014	83
Book value at December 31, 2014	4

Useful life	3-7 years
Depreciation rates	14-33%

Depreciation of intangible assets is included in the line item 'Depreciation' in the statement of comprehensive income.

15         PROPERTY, EQUIPMENT AND INVESTMENT PROPERTY

PARENT COMPANY			GROUP
Equipment	Total	(NOK million)	Equipment	Buildings and land at own use	Investment property *	Total
7	7	Book value at January 1, 2015	8	134	75	217
1	1	Additions during the year	1	3	2	6
2	2	Disposals during the year	1	0	0	1
2	2	Depreciation during the year	2	7	5	14
4	4	Book value at December 31, 2015	6	130	72	208

97	97	Cost at December 31, 2015	98	185	106	390
92	92	Total accumulated depreciation at December 31, 2015	92	55	34	182
4	4	Book value at December 31, 2015	6	130	72	208

9	9	Book value at January 1, 2014	9	131	73	213
1	1	Additions during the year	2	10	6	18
0	0	Disposals during the year	0	0	0	0
2	2	Depreciation during the year	2	7	4	14
7	7	Book value at December 31, 2014	8	134	75	217

96	96	Cost at December 31, 2014	97	182	104	384
89	89	Total accumulated depreciation at December 31, 2014	89	48	29	167
7	7	Book value at December 31, 2014	8	134	75	217

11	207	Book value at January 1, 2013	11	126	70	207
2	16	Additions during the year	2	13	8	23
1	4	Disposals during the year	1	2	1	4
0	0	Impairment / (reversal of impairment)	0	0	0	0
3	7	Depreciation during the year	3	3	4	10
0	203	Disposals during the year: sale to subsidiary August 1, 2013	0	0	0	0
9	9	Book value at December 31, 2013	9	134	73	216

96	96	Cost at December 31, 2013	95	161	91	347
84	84	Total accumulated depreciation at December 31, 2013	84	35	21	140
12	12	Book value at December 31, 2013	11	126	70	207

3-7 years		Useful life	3-7 years	4-67 years	4-67 years
14-33%		Depreciation rates	14-33%	1.5-25%	1.5-25%

*) The property and investment property is held for sale as per 31.12.2015 and valued at historical cost.

Fair value of the investment property at the balance sheet date is estimated to approximately NOK 480 million. This is based on estimates from a qualified, independent real estate appraiser and indications in the market for investment property. The fair value of the investment property is calculated using unobservable inputs and is therefore placed in Level 3 in the fair value hierarchy.

In October 2015, the sections in Dronning Mauds gate 15 was listed for sale. The sales is in process.

Through its wholly owned subsidiary Eiendomsselskapet Dronning Mauds gate 15 AS (EDM 15), Eksportfinans owns 68.3% of an office building in Dronning Mauds gate 15, gnr. 209, bnr. 430 in Oslo. The sections owned by EDM 15 are leased to five tenants, including Eksportfinans ASA. The lease agreement between EDM 15 and Eksportfinans ASA will continue to be in affect after the sales process.

Income and expenses related to the investment property are specified in note 7 and 10 respectively.

16         OTHER ASSETS

PARENT COMPANY			GROUP
Dec. 31,2015	Dec. 31,2014	(NOK million)	Dec. 31,2015	Dec. 31,2014
268	182	Settlement account 108 Agreement	268	182
3,277	3,181	Cash collateral	3,277	3,181
1,321	1,115	Collateral deposit *	1,321	1,115
70	142	Other	71	126
4,936	4,620	TOTAL	4,937	4,604

*The Collateral deposit relates to a USD 150 million deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. The deposit shall stay in place while any secured obligations are in place. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the Deposit in or towards satisfaction of all or any part of the secured obligations.

17          BORROWINGS THROUGH THE ISSUE OF SECURITIES

In its outstanding debt portfolio the company has public benchmark bonds (primarily in USD) as well as smaller medium term notes / private placements. Public benchmark bonds are designed to manage the company’s liquidity position in terms of size and maturity. Medium term notes / private placements tend to be smaller and shorter in maturity by nature and in a number of currencies. These bonds range from being plain vanilla to having a structured coupon and / or redemption amount. See note 4 for a description of the bond structures.

All bond debt issuance is swapped back into Libor in one of the company’s base currencies; US Dollar, Euro or Norwegian Kroner. The company does not take market views through its bond debt issuance and hedges itself against market risk on a trade by trade basis.

Commercial paper can be used for bridge financing as and when required.

Outstanding amounts and interest rates related to bond debt and commercial paper debt:

PARENT COMPANY/GROUP
(NOK million)	2015	2014
Amount outstanding at year-end	51,174	66,413
Maximum amount outstanding	70,868	80,496
Average amount outstanding	60,570	73,269
Average interest rate	3.48%	1.95%

Structure composition of bond debt and commercial paper debt:

PARENT COMPANY / GROUP
(NOK million)	2015	2014
Non-structured	42,670	47,689
Equity linked	384	1,110
Foreign exchange linked	4,382	13,705
Commodity linked	0	20
Other structures	3,739	3,889
TOTAL	51,174	66,413

18           LOANS TO ELECTED OFFICERS

No loans have been provided to any elected officers, except for loans to the employees’ representatives, which are included in loans to employees in note 13.

To companies in which Eksportfinans’ board members, members of control committee or chairman of the council of representatives are board members, no loans were provided as of December 31, 2015 and as of December 31, 2014.

Bank deposits are not defined as loans. These loans are granted as loans at ordinary terms to customers.

19 PROVISIONS

PARENT COMPANY / GROUP
(NOK million)	Dec. 31,2015	Dec. 31,2014
Pensions	101	136
Restructuring provisions *	10	0
Salaries and social security	21	25
TOTAL	132	161

* Restructuring provisions are for voluntary severance packages to 11 employees at the end of 2015.

20          INTRAGROUP ACCOUNTS

Operating income received from companies that were subsidiaries at the end of the year, are included in the statement of comprehensive income for the parent company, under the following line items:

(NOK million)	Dec 31,2015	Dec 31,2014
Other income	0.4	0.4
Other expenses	8.0	8.2
TOTAL	(7.6)	(7.8)

Transactions with companies that were subsidiaries at the end of the year, are included in the following line items in the balance sheet of the parent company:

(NOK million)	Dec 31,2015	Dec 31,2014
Intragroup receivables due from Eiendomsselskapet DM15	0	16.3
Outstanding liabilities related to leases	0	2.7
TOTAL	0	13.6

21          OTHER LIABILITIES

PARENT COMPANY			GROUP
Dec. 31,2015	Dec. 31,2014	(NOK million)	Dec. 31,2015	Dec. 31,2014
38	44	Grants to mixed credits	38	44
1,889	4,508	Cash collateral	1,889	4,508
23	50	Other short-term liabilities	25	47
1,950	4,602	TOTAL	1,952	4,599

22          SUBORDINATED DEBT

PARENT COMPANY/ GROUP
(NOK million)	Dec 31, 2015	Dec 31, 2014
JPY 15 billion, 4.80%, due 2015	0	965
TOTAL	0	965

The conditions comply with the requirements of The Financial Supervisory Authority of Norway (the NFSA) for additional capital. The loan was repaid on December 18, 2015 according to schedule.

23          SHAREHOLDERS

At the end of 2015, Eksportfinans ASA had a share capital of NOK 2,771,097 thousand, divided into 263,914 authorized shares of nominal value NOK 10,500. All shares are fully paid.

	December 31, 2015		December 31, 2014
	Number of shares	Ownership percentage	Number of shares	Ownership percentage
DNB Bank ASA	105,557	40.00	105,557	40.00
Nordea Bank Norge ASA	61,246	23.21	61,246	23.21
The Norwegian State, the Ministry of Trade, Industry and Fisheries	39,587	15.00	39,587	15.00
Danske Bank A/S	21,348	8.09	21,348	8.09
Sparebanken Øst	12,787	4.84	12,787	4.84
Sparebanken Sør	4,026	1.52	4,026	1.52
Sparebanken Møre	3,551	1.35	3,551	1.35
Sparebanken 1 Hedmark	3,499	1.33	3,499	1.33
Sparebanken Sogn og Fjordane	3,478	1.31	3,478	1.31
Sparebanken Vest	2,638	1.00	2,638	1.00
SpareBank 1 SMN (Midt-Norge)	1,857	0.70	1,857	0.70
Voss Veksel og Landmandsbank ASA	1,050	0.40	1,050	0.40
Fana Sparebank	943	0.36	943	0.36
Handelsbanken AB	563	0.21	563	0.21
Helgeland Sparebank	377	0.14	377	0.14
SpareBank 1 Ringerike Hadeland	329	0.13	329	0.13
Sparebank 1 Søre Sunnmøre	296	0.11	296	0.11
SpareBank 1 Modum	188	0.07	188	0.07
SpareBank 1 Buskerud-Vestfold	188	0.07	188	0.07
SpareBank 1 Nøtterøy-Tønsberg	174	0.06	174	0.06
Haugesund Sparebank	94	0.04	94	0.04
BNP Paribas SA	83	0.03	83	0.03
SpareBank 1 Østfold Akershus	38	0.02	38	0.02
Skudenes & Aakra Sparebank	17	0.01	17	0.01
TOTAL	263,914	100.0	263,914	100

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

24          CAPITAL MANAGEMENT

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

Capital adequacy is currently above the internally set risk capital level. Through the ICAAP-process, the board has decided that the company should aim for a risk capital level of about NOK 5.6 billion, including NOK 1.4 billion to cover large exposure regulations, future economic downturns and possible future capital regulations. Dividends are determined with the aim to ensure an adequate level of capital for Eksportfinans as well as a satisfactory return for the shareholders.

During the past year, Eksportfinans has complied with all its statutory capital requirements.

Risk capital:

(NOK million and as percentage of risk-weighted assets and off-balance sheet items)

PARENT COMPANY	Dec. 31, 2015		Dec. 31, 2014
Share capital	2,771		2,771
Reserve for unrealized gains	404		933
Other equity	4,394		4,222
Total equity	7,569		7,926
Deductions	1,225		1,712
Total core capital	6,344	37.7%	6,214	25.0%

Additional capital	0	0.0%	0	0.0%

Total risk capital	6,344	37.7%	6,214	25.0%

Risk-weighted balance sheet and off-balance sheet items:

PARENT COMPANY	Dec. 31, 2015		Dec. 31, 2014
(NOK million)	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	7,050	2,613	12,368	4,330
Loans due from customers	24,462	5,704	33,372	8,839
Securities	24,187	2,276	27,991	3,974
of which held for trading	22,292	1,761	26,292	3,399
Financial derivatives	4,293	2,072	7,070	2,843
Other assets	5,305	700	4,969	943
Total assets on balance sheet	65,297	13,365	85,770	20,929

Off-balance sheet items		53		71
Operational risk		1,150		1,928
Foreign currency exchange risk		704		546
CVA		1,558		1,419
TOTAL RISK-WEIGHTED VALUE		16,830		24,893

Risk capital:

(NOK million and as percentage of risk-weighted assets and off-balance sheet items)

GROUP	Dec. 31, 2015		Dec. 31, 2014
Share capital	2,771		2,771
Reserve for unrealized gains	566		1,043
Other equity	4,072		3,946
Total equity	7,409		7,760
Deductions	1,225		1,786
Additions			13
Total core capital	6,184	36.5%	5,987	24.3%

Additions			37
Additional capital	0	0.0%	37	0.1%

Total risk capital	6,184	36.5%	6,024	24.4%
104

Risk-weighted balance sheet and off-balance sheet items:

GROUP	Dec. 31, 2015		Dec. 31, 2014
(NOK million)	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	7,053	2,613	12,370	4,330
Loans due from customers	24,462	5,704	33,372	8,839
Securities	24,187	2,276	27,991	3,974
of which held for trading	22,292	1,761	26,292	3,399
Financial derivatives	4,293	2,072	7,071	2,843
Other assets	5,147	903	4,822	808
Total assets on balance sheet	65,142	13,568	85,626	20,794

Off-balance sheet items		53		71
Operational risk		1,079		1,847
Foreign currency exchange risk		704		546
CVA		1,558		1,419
TOTAL RISK-WEIGHTED VALUE		16,962		24,677

25          CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

PARENT COMPANY			GROUP
Dec. 31, 2015	Dec. 31, 2014	(NOK million)	Dec. 31, 2015	Dec. 31, 2014
715	550	Balances with Norwegian banks	718	552
56	1,176	Balances with foreign banks	56	1,176
2,053	4,285	Bank deposits with maturity less than three months	2,053	4,285
2,824	6,011	TOTAL CASH AND CASH EQUIVALENTS	2,827	6,013

The amounts are included in the balance sheet line item ‘Loans due from credit institutions’.

26          FINANCIAL RISK MANAGEMENT

After the Government’s announcement to assume responsibility for the state-supported export financing scheme, Eksportfinans will manage its considerable portfolio of outstanding loans until maturity and does not currently anticipate engaging in new lending or funding activities. A new state-owned and state-funded entity granting new loans was set up on July 1, 2012.

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

27         CREDIT RISK

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

The following table presents loans by type of security/exposure:

PARENT COMPANY/GROUP
(Percent)	Dec. 31, 2015	Dec. 31, 2014
Government guarantees	38.1	33.5
Loans to and guarantees from Norwegian local authorities	1.4	1.9
Public sector borrowers/guarantors	39.5	35.4
Guarantees from Norwegian banks	45.2	50.7
Loans to Norwegian banks	3.9	2.8
Guarantees from foreign banks	11.4	11.1
TOTAL	100.0	100.0

Total nominal amount in NOK million (from note 13)	28,215	39,174

All guarantees obtained from banks to support Eksportfinans’ loans are unconditional and irrevocable, whereas government guarantees from the Norwegian Guarantee Institute for Export Credits (GIEK) are given subject to certain conditions and limitations.

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

The portfolio of securities consists mainly of money market instruments, certificates of deposit, bank deposits, senior bank obligations and asset backed securities (ABSs). The company's portfolio of derivative transactions consists of interest rate swaps and currency swaps as well as structured swaps to swap the structured market risk exposure only from structured funding to plain floating interest risk. All swaps have been done with financial institutions with high credit ratings.

27.1         Credit risk measurement

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

27.2         Risk limit control and mitigation policies

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

All derivative contracts are governed by master agreements developed by the International Swaps and Derivatives Association (ISDA). These agreements assure, for example, that netting is legally enforceable. Some of these agreements also contain provisions that require the posting of collateral in order to reduce counterparty exposure. These provisions include Credit Support Annexes (CSAs) that define collateral type and amounts to be transferred or received. In some of the CSA agreements, the posted collateral will differ from the derivate exposures due to threshold or independent amount. The CSA agreements ensures that if derivative exposures exceed pre-agreed limits, the counterparty with the positive exposure (which is now ‘too high’) can require the counterparty to transfer collateral to a dedicated neutral account. The transferred collateral will be netted in a situation of default. Thus the CSA agreement effectively ensures that the counterparty credit exposure is capped at the agreed upon limit.

The following table shows posted and received collateral from these agreements:

(NOK million)	Dec. 31, 2015	Dec. 31, 2014
Posted	3,277	3,181
Received	(1,889)	(4,508)
NET AMOUNT	1,388	(1,327)

27.3         Credit risk exposure for derivatives per counterparty

The collateralisation process implies a time lag between calculated market values of collateralized derivatives and transfer of collateral. Further as the transferor ultimately transfers a cash value based on their own opinion of the underlying market value there might be differences between what is received or paid and the company's own calculations. Hence the collateral may not give a perfect hedge. The company may be over collateralized against some counterparties and under collateralized towards others. The company hence monitors both own- and counterparties calculated market values for derivatives against transferred cash collateral. The table below shows that the largest net credit exposure towards a single counterparty on a single measured working day taking collateral into account was approximately NOK 363 million in 2015 and NOK 339 million in 2014 respectively. As the table shows for both years this arose from the company being under collateralized relative to our estimated market values of our derivatives.

Largest single counterparty credit exposure from derivatives after collateral:

PARENT COMPANY/GROUP
(NOK million)	2015	2014
Date of max net exposure	Mar 31th	Oct 31th
MTM of derivatives	992	255
Posted(-) / Received(+) collateral	629	(84)
Net exposure	363	339
Max 10d VaR at 95% confidence level	644	318

If a counterpart should disagree with our calculated demands or defaults future collateral transfers may cease. Eksportfinans estimates it will take a maximum of 10 days to replace a single counterparty derivative exposure such as in the Lehman case in 2008. Eksportfinans therefore also estimates a 95% significant adverse derivative evolution over ten days for each counterpart. While the net exposure line shows the actual worst recorded credit exposure the 10d VaR number shows the forecasted additional worst case given collateralization suddenly stops. The company estimates that by 95% certainty the loss from derivative value fluctuations after a collateral exchange cease before replacement is approximately NOK 644 million at year-end 2015.

27.4         Loans past due or impaired

Due from credit institutions:

PARENT COMPANY / GROUP
(NOK million)	Dec. 31, 2015	Dec. 31, 2014

Interest and principal instalment 1-30 days past due	0	0
Not matured principal on loans with payments 1-30 days past due	0	0

Interest and principal instalment 31-90 days past due	0	0
Not matured principal on loans with payments 31-90 days past due	0	0

Interest and principal instalment more than 90 days past due *)	108	101
Not matured principal on loans with payments more than 90 days past due	0	0

TOTAL LOANS THAT ARE PAST DUE	108	101

Relevant collateral or guarantees received	0	0
Fair value adjustment on loans past due	79	66
Impairments on loans measured at amortized cost	0	0

*) NOK 108 million as of December 31, 2015 and NOK 101 million as of December 31, 2014 relates to direct exposure towards Icelandic banks, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. The fair value of these loans recognized in the balance sheet was NOK 29 million as of December 31, 2015 and NOK 35 million as of December 2014. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’.

Apart from the fair value adjustments already recognized in the statement of comprehensive income, related to the exposure towards the Icelandic banks discussed above, the company considers all other receivables to be secured in a satisfactory manner. For these transactions, amounting to NOK 409 million, the Norwegian Government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 98 percent of the amounts in default. The remaining 2 percent are guaranteed by private banks, most of them operating in Norway. Claims have already been submitted in accordance with the guarantees.

Due from customers:

PARENT COMPANY / GROUP
(NOK million)	Dec. 31, 2015	Dec. 31, 2014

Interest and principal instalment 1-30 days past due	0	0
Not matured principal on loans with payments 1-30 days past due	0	0

Interest and principal instalment 31-90 days past due	0	0
Not matured principal on loans with payments 31-90 days past due	0	0

Interest and principal instalment more than 90 days past due	87	111
Not matured principal on loans with payments more than 90 days past due	322	329

TOTAL LOANS THAT ARE PAST DUE	409	440

Relevant collateral or guarantees received	409	440
Fair value adjustment on loans past due	0	0
Impairments on loans measured at amortized cost	0	0

27.5         Credit quality of securities and loans

Credit quality of securities

The tables below show the credit quality of debt securities, treasury bills and equivalents by rating agency designation, based on Standard & Poor’s, or their equivalent, credit rating of the issuers (securities and repurchase receivable in the balance sheet):

PARENT COMPANY/GROUP
	December 31, 2015
(NOK million)	Treasury bills or equivalent	Trading securities *)	Other securities	Total amount	Total in %
AAA	0	8,983	0	8,983	37%
AA+ to AA-	0	2,912	0	2,912	12%
A+ to A-	0	7,507	864	8,371	35%
Lower than A-	0	2,037	906	2,943	12%
No international rating	0	853	125	977	4%
TOTAL	0	22,292	1,895	24,187	100%

	December 31, 2014
(NOK million)	Treasury bills or equivalent	Trading securities *)	Other securities	Total amount	Total in %
AAA	345	9,679	0	10,024	36%
AA+ to AA-	827	4,675	0	5,503	20%
A+ to A-	0	7,407	726	8,134	29%
Lower than A-	0	2,447	816	3,263	12%
No international rating	0	911	157	1,068	4%
TOTAL	1,172	25,120	1,699	27,991	100%

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

Securities that are expected to be settled after more than twelve months from the balance sheet date amount to NOK 4,901 million as of December 31, 2015 (NOK 12,495 million as of December 31, 2014).

Credit quality of loans

PARENT COMPANY/GROUP
	December 31, 2015
(NOK million)	Export lending Exposure	Municipal lending Exposure	Other *) Exposure	Total amount	Total in %
AAA	10,378	413	0	10,791	34%
AA+ to AA-	1,908	686	39	2,634	8%
A+ to A-	14,355	563	2,788	17,706	56%
Lower than A- **	210	0	0	210	1%
No international rating ***	0	153	21	174	1%
TOTAL	26,851	1,815	2,849	31,515	100%
*Includes depo and employee loans.
** Consist of NOK 142 HSH Nordbank (BBB-) exposure, NOK 60 Danmarks skibskreditt (BBB) NOK 3 Unicredit (BBB),
NOK 2 Belfius Bank (BBB+) NOK 1 Bank of India (BBB-)
***NOK 153 is exposure to Sparebanken Telemark with shadowrating BBB+

	December 31, 2014
(NOK million)	Export lending Exposure	Municipal lending Exposure	Other *) Exposure	Total amount	Total in %
AAA	12,308	781	0	13,089	29%
AA+ to AA-	2,405	1,102	1,113	4,620	10%
A+ to A-	21,437	1,021	4,901	27,360	60%
Lower than A- **	434	0	0	434	1%
No international rating ***	54	144	39	237	1%
TOTAL	36,638	3,048	6,053	45,740	100%
*Includes depo and employee loans.
** Consist of NOK 250 HSH Nordbank (BBB-) exposure, NOK 138 Danmarks skibskreditt (BBB) NOK 43 Unicredit (BBB),
NOK 1 Bank of India (BBB-) NOK 0.1 Royal Bank of Scotland (BBB+)
***Of the NOK 236 with "No international rating" NOK 198 is related to Norwegian Banks with shadowrating: A- 10%, BBB+ 90%

Credit quality of loans, based on credit rating of the guarantors:

27.6         Concentration of credit risk

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

27.7         Effects from credit spread changes

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

Loans as at fair value through profit and loss:

PARENT COMPANY/GROUP
(NOK million)	Dec. 31, 2015	Dec. 31, 2014
Maximum exposure to credit risk of loans and receivables	16,557	27,385
Change during the period in fair value of loans and receivables attributable to changes in credit spread	(146)	64
Accumulated change in fair value of loans and receivables attributable to changes in credit spread	(44)	102

Financial liabilities as at fair value through profit and loss:

PARENT COMPANY/GROUP
(NOK million)	Dec. 31, 2015	Dec. 31, 2014
Amount contractually required to pay at maturity	39,119	53,216
Accrued interest	4	0
Adjustments to fair value	3,025	5,230
Carrying amount of the financial liabilities at fair value	42,148	58,446
Change during the period in fair value of financial liabilities attributable to changes in credit spread	676	5,978
Accumulated change in fair value of financial liabilities attributable to changes in credit spread	(1,630)	(2,306)

The credit spread effects are related to the fair value of the asset or liability in the balance sheet. A negative figure in the liabilities table therefore means that the credit spread effect reduces the value of the liability, consequently making a positive effect in the statement of comprehensive income.

28         MARKET RISK

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

28.1         Market risk measurement techniques

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

28.2         Foreign exchange risk

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

The tables below set forth a summary of Eksportfinans’ total exposure to currencies other than NOK:

PARENT COMPANY/GROUP
(NOK million)	Balance sheet assets/(liabilities)	Derivatives	Net position *)	Amount of net position covered by 108 Agreement items
December 31, 2015
CAD	(1)	2	1	1
JPY	(7,969)	7,970	1	0
SEK	(209)	210	0	0
EUR	5,878	(5,833)	45	46
DKK	1,721	(1,721)	(0)	0
USD	(9,667)	10,312	645	646
Other currencies	(9,006)	9,007	1	5
TOTAL	(19,254)	19,946	692	698

(NOK million)	Balance sheet assets/(liabilities)	Derivatives	Net position *	Amount of net position covered by 108 Agreement items
December 31, 2014
CAD	364	(361)	2	1
JPY	(19,320)	19,320	0	0
SEK	39	(38)	0	0
EUR	9,158	(9,116)	43	40
DKK	3,967	(3,967)	0	0
USD	(10,641)	11,136	495	498
Other currencies	(6,973)	6,975	2	5
TOTAL	(23,406)	23,949	543	545

* Net position includes amounts covered by the 108 Agreement.

Eksportfinans has set currency risk limits and does currency hedging according to these. The set currency limits exclude currency exposure from subsidized lending (the 108 Agreement), as the Government assumes this risk. The below tables show currency exposure through 2014 and 2015, including peaks, and excluding the exposure from subsidized lending and for liabilities in contracts covering leases and maintenance. These exposures constitute what we define as our currency exposure, and as described do not equal the above tables for total currency positions.

Currency exposure:

			Other
(NOK million)	EUR	USD	currencies	Total
As of December 31, 2015	(0.73)	(1.22)	1.11	(0.84)

Maximum through 2015 *	2.70	2.77	4.64	10.11
Minimum through 2015 *	(59.12)	(4.72)	1.11	(62.73)
Average through 2015	(3.86)	(1.38)	2.74	(2.49)

As of December 31, 2014	2.91	(3.04)	3.10	2.97

Maximum through 2014 *	4.90	(1.25)	5.97	9.62
Minimum through 2014 *	(7.20)	(8.91)	3.08	(13.02)
Average through 2014	2.15	(4.51)	4.15	1.78

As of December 31, 2013	(8.85)	5.76	(10.76)	(13.85)

* The maximum and minimum exposures in general do not occur on the same date for different currencies.

The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged.

The profit and loss effect on Eksportfinans’ balance sheet as of December 31, 2015 due to an adverse change of 10 percent in foreign currency exchange rates is estimated to be NOK 0.3 million compared to NOK 0.9 million as of December 31, 2014. Annualized fluctuation in EURNOK and USDNOK based on 95 percent confidence interval of daily changes through 2015 are 18.6 percent and 23.4 percent respectively, compared to 14 percent and 12.5 percent through 2014.

28.3         Interest rate risk

Eksportfinans’ guidelines with respect to interest rate risk include limits on interest rate exposure for market-based activities.

Interest rate risk is managed by a separate risk management function and reported regularly to the Group of Managing Directors and to the Board. The Board sets the permitted level of interest rate exposure.

The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The interest rate exposure as of December 31, 2015 is negative NOK 28,000. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points.

Interest rate exposure from a 1 basis point shift of interest rate curves:

				Other
(NOK million)	NOK	EUR	USD	currencies	Total
As of December 31, 2015	(48)	(16)	36	(1)	(28)

Maximum through 2015 *	48	63	109	2	167
Minimum through 2015 *	(95)	(19)	(91)	(1)	(96)
Average through 2015	(13)	15	9	(0)	11

As of December 31, 2014	(37)	(5)	23	0	(19)

Maximum through 2014 *	93	9	115	28	146
Minimum through 2014 *	(78)	(42)	(27)	(26)	(62)
Average through 2014	8	(6)	15	0	17

As of December 31, 2013	(39)	(0)	(17)	16	(40)

*) The maximum and minimum exposure in general does not occur on the same date for different currencies.

Credit spread risk

We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Isolated for the securities portfolio (PHA portfolio + liquidity reserve portfolio) a potential increase in credit spreads of one basis point will reduce the fair value by NOK 3 million as of December 31, 2015, compared to NOK 5 million as of December 31, 2014.

28.4         Effects from economic hedging

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

Net realized and unrealized gains/(losses) on financial instruments at fair value, netted with the related economic hedges:

PARENT COMPANY/GROUP
(NOK million)	2015	2014	2013
Securities 1)	(126)	(48)	(42)
Other financial instruments at fair value 1)	34	(4)	18
Net realized gains/(losses)	(92)	(52)	(24)

Loans and receivables1)	(68)	(30)	385
Securities1)	74	17	(73)
Bond debt 1)2)3)	(669)	(5,992)	(7,632)
Subordinated debt and capital contribution securities 1)2)3)	(13)	(32)	(76)
Other financial instruments at fair value1)	0	5	(7)
Net unrealized gains/(losses)	(676)	(6,032)	(7,403)

Financial derivatives related to 108 Agreement 4)	(24)	14	49
NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(792)	(6,070)	(7,378)

Net realized and unrealized gains/ (losses) on securities:

PARENT COMPANY/GROUP
(NOK million)	2015	2014	2013
Net realized gains/(losses) on securities1)	(126)	(48)	(42)
Net unrealized gains/(losses) on securities1)	74	17	(73)
TOTAL	(52)	(31)	(115)

(NOK million)	2015	2014	2013
Securities not hedged by PHA1)	(19)	25	1
Securities hedged by PHA1)	(192)	326	179
Portfolio Hedge Agreement (PHA)	159	(382)	(295)
TOTAL	(52)	(31)	(115)

1)	Including financial derivatives with purpose of economic hedging
2)	Accumulated net gain on own debt is NOK 1,628 million as of December 31, 2015, compared to NOK 2,310 million as of December 31, 2014.
3)	In the year of 2015, Eksportfinans had an unrealized loss of NOK 682 million (loss of NOK 6,023 million in 2014) on its own debt, net of derivatives.
4)	Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

See note 12 for a description of the Portfolio Hedge Agreement (PHA).

Interest, and the interest effect on economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’. For the years ended December 31, 2015 and 2014, the company recorded NOK 1,802 million and NOK 2,297 million, respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 2,505 million and NOK 2,954 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded NOK negative 26 million and NOK negative 37 million, respectively, of interest income on economic hedging instruments and NOK negative 1,103 million and NOK negative 1,154 million, respectively, of interest expense on economic hedging instruments.

29         LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk can arise from call and trigger features in the structured funding portfolio that have unknown maturity dates, constituting approximately 13 percent of the company’s total funding (securities issued) at year-end. Liquidity risk can also arise from prepayment options in asset backed securities. As of year-end 2015 the asset backed securities portfolio makes up approximately 72 percent (75 percent as of year-end 2014) of the liquidity portfolio that is covered by the Portfolio Hedge Agreement (PHA), whereas the PHA portfolio is 9.8 percent (8 percent as of year-end 2014) of total assets.

29.1         Liquidity risk management process

Eksportfinans holds a securities portfolio that consists of a liquidity reserve portfolio and the PHA portfolio.

As of December 31, 2015 the liquidity reserve portfolio and the PHA portfolio had market values of NOK 18.0 billion and NOK 6.2 billion respectively, a change from NOK 21.1 billion and NOK 6.9 billion as of December 31, 2014. In addition to liquid securities the company also held cash and cash equivalent assets totaling NOK 2.8 billion as of end of 2015 compared to NOK 6.0 billion as of end of 2014. Total liquidity reserves were NOK 27 billion as of December 31, 2015 (NOK 34 billion as of December 31, 2014).

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

Eksportfinans’ three major owner banks have extended a committed liquidity facility of USD 1 billion to the company, an Eksportfinans initiated reduction from a former USD 2 billion agreement. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2015. Eksportfinans has not utilized this credit facility.

The company monitors12 month liquidity capacity and the maturity of assets and liabilities. As we are currently not funding in the markets, the main instrument for securing sufficient liquidity at all times is now the liquidity reserve portfolio. The liquidity reserve portfolio is shorter and more liquid than before to be more prepared to manage liquidity risk. Part of the companys existing funding has maturity dates linked to call and trigger options.

After the repayment of maturing debt in May 2016, the liquidity reserve portfolio will be significantly reduced. Liquidity risk is controlled through active management and frequent assets / liabilities meetings where liquidity under different stress conditions is analysed. Eksportfinans follows the liquidity risk against defined limits and has contingency plans that take effect if needed. The company has a committed liquidity facility with the three largest owner banks that will be used if necessary.

29.2         Maturity analysis

Maturity analysis of financial liabilities based on contractual maturities (including off-balance sheet items):

PARENT COMPANY/GROUP
(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years
December 31, 2015
Non-structured bond debt	8	74	27,999	10,426	3,189	2,199
Structured bond debt	643	3,526	2,675	1,530	730	1,782
Cash collateral	1,889	0	0	0	0	0
Subordinated loans	0	0	0	0	0	0
Derivatives net settled	88	75	342	706	706	147
Derivatives gross settled 1)	3,078	5,868	7,289	933	82	119
Financial guarantees (off-balance sheet)	105	0	0	0	0	0
Loan commitments (off-balance sheet)	0	0	0	0	0	0
TOTAL	5,811	9,542	38,305	13,595	4,707	4,246

1) Including only cash flows from the paying leg of derivatives, cash flows from the receiving leg of derivatives are shown below:
Derivatives gross settled	2,906	5,752	5,983	769	93	120

Cash flows from derivatives on the asset side are shown below:
Derivatives net settled (net cash inflow)	0	(16)	1,215	240	240	502
Derivatives gross settled (paying leg)	7,054	7,228	17,452	1,548	3,148	2,940
Derivatives gross settled (receiving leg)	7,470	7,505	18,349	1,754	3,378	3,019

PARENT COMPANY/GROUP
(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years
December 31, 2014
Non-structured bond debt	27	153	12,514	30,655	3,688	2,564
Structured bond debt	1,575	6,266	8,988	1,149	757	2,041
Cash collateral	3,181	0	0	0	0	0
Subordinated loans	0	0	977	0	0	0
Derivatives net settled	79	84	424	917	917	379
Derivatives gross settled 1)	953	1,769	6,778	3,335	358	148
Financial guarantees (off-balance sheet)	89	0	0	0	0	0
Loan commitments (off-balance sheet)	0	261	0	0	0	0
TOTAL	5,903	8,533	29,680	36,056	5,720	5,133

1) Including only cash flows from the paying leg of derivatives, cash flows from the receiving leg of derivatives are shown below:
Derivatives gross settled	880	1,730	5,658	2,363	327	133

Cash flows from derivatives on the asset side are shown below:
Derivatives net settled (net cash inflow)	15	85	1,111	561	561	540
Derivatives gross settled (paying leg)	5,986	11,098	19,397	13,835	3,492	3,309
Derivatives gross settled (receiving leg)	6,438	11,389	20,307	15,173	3,894	3,428

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

The company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Maturity analysis of financial assets and liabilities based on expected maturities:

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years
December 31, 2015

Assets
Loans and receivables due from credit institutions	1,769	302	2,497	66	56	92
Loans and receivables due from customers	1,163	972	5,519	10,195	7,054	4,443
Securities	4	1,503	8,590	1,475	819	3,952
Derivatives net settled	0	(16)	1,215	245	245	502
Derivatives gross settled (paying leg)	(8,142)	(5,379)	(16,983)	(1,727)	(3,431)	(3,701)
Derivatives gross settled (receiving leg)	8,596	5,622	17,892	1,944	3,678	3,886
Cash collateral	0	3,277	0	0	0	0
TOTAL ASSETS	3,390	6,282	18,731	12,198	8,422	9,174

Liabilities
Non-structured bond debt	8	74	27,999	10,426	3,189	2,199
Structured bond debt	5	94	1,875	2,321	1,176	5,580
Derivatives net settled	88	75	343	706	706	154
Derivatives gross settled (paying leg)	2,515	4,062	6,416	1,083	193	3,089
Derivatives gross settled (receiving leg)	(2,430)	(3,981)	(5,068)	(915)	(199)	(3,043)
Cash collateral	0	1,889	0	0	0	0
Subordinated loans	0	0	0	0	0	0
TOTAL LIABILITIES	185	2,212	31,564	13,622	5,066	7,980

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years
December 31, 2014

Assets
Loans and receivables due from credit institutions	5,146	28	1,082	2,684	78	130
Loans and receivables due from customers	909	1,255	6,824	15,278	8,184	7,298
Securities	493	1,704	11,441	9,952	893	2,602
Derivatives net settled	15	85	1,111	579	579	540
Derivatives gross settled (paying leg)	(5,184)	(8,859)	(17,463)	(16,467)	(4,480)	(4,623)
Derivatives gross settled (receiving leg)	5,622	9,167	18,400	17,827	4,912	4,853
Cash collateral	0	4,508	0	0	0	0
TOTAL ASSETS	7,002	7,888	21,396	29,852	10,166	10,801

Liabilities
Non-structured bond debt	27	153	12,514	30,655	3,688	2,564
Structured bond debt	388	786	5,530	6,519	2,637	5,111
Derivatives net settled	79	84	412	910	910	384
Derivatives gross settled (paying leg)	560	96	5,746	4,211	888	1,802
Derivatives gross settled (receiving leg)	(560)	(92)	(4,664)	(3,165)	(855)	(1,777)
Cash collateral	0	3,181	0	0	0	0
Subordinated loans	0	0	977	0	0	0
TOTAL LIABILITIES	494	4,207	20,514	39,130	7,269	8,085

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system.

29.3         Off-balance sheet items

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

PARENT COMPANY/GROUP
(NOK million)	Dec. 31, 2015	Dec. 31, 2014
Notional amount of financial guarantees	105	89

Loan commitments

In the normal course of the company’s lending business there were until November 18, 2011 outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The following table shows the undrawn loan commitments at the reporting date, based on signed loan commitments. As per February 23, 2015 there are no outstanding loan commitments.

PARENT COMPANY/GROUP
(NOK million)	Dec. 31, 2015	Dec. 31, 2014
Loan commitments	0	261

30         FINANCIAL INSTRUMENTS SUBJECT TO NET SETTLEMENTS

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

The following table presents the financial instruments subject to net settlements:

PARENT COMPANY/GROUP
				Amounts not presented net
(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on balance sheet	Financial instruments	Financial collateral	Net amount
December 31, 2015
Derivatives assets	4,293	0	4,293	(1,188)	(1,716)	1,389
Derivatives liabilities	(4,398)	0	(4,398)	423	1,854	(2,122)
Total	(105)	0	(105)	(765)	138	(733)

PARENT COMPANY/GROUP				Amounts not presented net
(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on balance sheet	Financial instruments	Financial collateral	Net amount
December 31, 2014
Derivatives assets	7,071	0	7,071	(1,474)	(4,024)	1,573
Derivatives liabilities	(5,129)	0	(5,129)	439	2,120	(2,569)
Total	1,942	0	1,942	(1,034)	(1,905)	(997)

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

The segment information is in line with management reporting. The chief operating decision maker in the company comprises the management group. The Export lending and Municipal lending segments derive its revenues from interest income on lending to customers in each segment. The Securities segment derives its revenues from interest income and fair changes of bonds.

Municipal lending has historically been a separate segment since this lending was organised through a separate subsidiary, Kommunekreditt AS. After the sale of Kommunekreditt, the company retained part of the portfolio and continued to report the lending to municipalities as a separate segment.

GROUP	Export lending			Municipal lending			Securities
(NOK million)	2015	2014	2013	2015	2014	2013	2015	2014	2013

Net interest income 1)	253	311	446	9	45	62	112	104	189
Commissions and income related to banking services 2)	0	0	0	0	0	0	0	0	0
Commissions and expenses related to banking services 2)	0	0	0	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value 3)	21	(11)	300	2	0	0	(65)	(46)	(42)
Income/expenses allocated by volume 4)	21	(26)	(4)	2	(3)	(1)	23	(19)	(2)
Net other operating income	42	(37)	296	4	(3)	(1)	(42)	(65)	(44)
Total net income	295	274	742	13	42	61	70	39	145
Total operating expenses	58	84	87	3	6	6	80	90	71
Pre-tax operating profit/(loss)	237	190	655	10	36	55	(10)	(51)	74
Taxes	65	49	183	3	9	15	(3)	(13)	21
Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	172	141	472	7	27	40	(7)	(38)	53

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

Reconciliation of segment profit measure to total comprehensive income

GROUP
(NOK million)	2015	2014	2013
Export lending	(172)	(141)	(473)
Municipal lending	(7)	(27)	(40)
Securities	(7)	(38)	(53)
Non-IFRS profit/(loss) for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	(172)	(130)	(566)

Net unrealized gains/(losses) on financial instruments at fair value	(699)	(6,017)	(7,354)
Unrealized losses/(gains) related to the Icelandic bank exposure included above *	(12)	(7)	(276)
Realized (losses) hedged by the Portfolio Hedge Agreement	(62)	(0)	(0)
Tax effect of the items above	(226)	(1,566)	(2,214)
Total comprehensive income	(351)	(4,314)	(4,850)

* Reversal of previously recognized loss (at exchange rates applicable at December 31, 2015, December 31, 2014 and December 31, 2013). This amount is included in the line item ‘Net unrealized gains/(losses) on financial instruments at fair value’, and adjusted for because the company believes this loss will materialize.

Segment assets

GROUP
(NOK million)	2015	2014
Export lending	26,421	36,093
Municipal lending	1,774	3,045
Securities	24,957	28,533
Unallocated assets	11,990	17,958
Total assets	65,142	85,629

Geographical segments

The geographical segments are based on the location of the company's customers. For property, equipment and intangible assets, the carrying amount is allocated based on the location of the asset. Norway is the home country of the company and is also its main geographical segment.

GROUP
(NOK million)	Total interest and related income	Total assets	Investments *
2015
Norway	1,084	33,642	6
Other European countries	321	21,550	0
The Americas	105	3,961	0
Other countries	266	5,989	0
Total	1,776	65,142	6

2014
Norway	1,456	39,036	18
Other European countries	408	33,283	0
The Americas	108	6,530	0
Other countries	289	6,780	0
Total	2,261	85,629	18

* Investments made during the year in property, plant, equipment, and tangible assets

32          RELATED PARTIES

The group’s two largest shareholders are considered to be related parties.

(NOK million)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees received 4)	Portfolio hedge agreement 5)
Balance January 1, 2015	4,311	553	89	14,494	(542)
Change in the period	(2,102)	418	16	(6,177)	123
Balance December 31, 2015	2,210	971	105	8,317	(419)

Balance January 1, 2014	4,732	312	73	16,622	(295)
Change of balance January 1,	0	0	0	1,455	0
2014 6)
Change in the period	(421)	241	16	(3,583)	(247)
Balance December 31, 2014	4,311	553	89	14,494	(542)

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

2) Deposits made by the company.

3) Guarantees issued by the company to support the Norwegian export industry. See note 29.3.

4) Guarantees related to the loans described in footnote 1 provided to the company from the related parties.

6) The Portfolio Hedge Agreement is described in note 12. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.

7) Balance at January 1, 2014, has been changed in 2014, due to internal corrections.

In addition to the transactions reflected in the above table, Eksportfinans’ three major owner banks have extended a committed liquidity facility of USD 1 billion to the company, an Eksportfinans initiated reduction from a former USD 2 billion agreement. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2015. Eksportfinans has not utilized this credit facility.

All transactions with related parties are made on market terms.

33         REMUNERATION

Auditors’ remuneration:

PARENT COMPANY / GROUP
(NOK million)	2015	2014	2013
Audit services	2.1	1.6	2.1
Audit fees related to SEC filing in USA	1.3	1.5	1.5
Total Audit Services	3.4	3.1	3.6
All other	0.4	0.3	0.3
TOTAL	3.8	3.4	3.9

Remuneration to the Management Group:

PARENT COMPANY / GROUP
	Salary	Incentive scheme paid	Stay on bonus paid 3)	Other taxable benefits	Pension cost	Total	Loans 2)
(NOK thousands)	2015
Geir O. Bergvoll 1)	2,740	0	0	175	0	2,915	0
Hagen, Martine Mills	1,714	0	961	175	748	3,598	0
Feiring, Jens O.	1,567	40	437	175	0	2,219	2,172
Grøm, Christian	1,490	58	816	205	595	3,164	0
Olsen, Geir Ove	1,393	76	733	206	582	2,990	0
Lindbæk, Elise	1,299	80	720	204	402	2,705	708
TOTAL	10,203	254	3,667	1,140	2,327	17,591	2,880

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

5) For the period November1, to December 31, 2014.

Members of the Management Group have individual agreements on pensionable age upon reaching the age of 62-65 years with 70 percent of salaries and are also members of the ordinary pension scheme.

Remuneration to Board of Directors and Audit Committee 4):

Remuneration to Board of Directors and Audit Committee

PARENT COMPANY / GROUP					PARENT COMPANY / GROUP				PARENT COMPANY / GROUP
	2015				2014				2013
(NOK thousands)	Board of Directors	Audit Committe	Remuneration Committe1)	Total	Board of Directors	Audit Committe	Remuneration Committe 1)	Total	Board of Directors	Audit Committe	Remuneration Committe 1)	Total
Bergvoll, Geir	292	0	11	303	375	0	16	391	268	0	16	284
Carlsen, Sigurd	292	63	6	361	304	56	0	360	132	18	0	150
Bakker, Tone Lunde	240	47	0	287	266	45	0	311	161	43	0	204
Blystad, Marianne H.	240	47	0	287	266	30	5	301	161	43	0	204
Berg, Christian	247	0	17	264	266	0	11	277	161	59	0	220
Berg, Bjørn	60	12	0	72	0	0	0	0	161	0	16	177
Hollingsæter, Bodil	80	24	0	104	266	45	0	311	161	0	5	166
Aker, Live Haukvik	80	0	6	86	266	20	11	297	0	0	0	0
Rune Helgeland 2)	240	0	0	240	200	0	0	200	161	0	0	161
Østbø, Tor 3)	0	0	0	0	67	0	0	67	66	0	5	71
Total	1,771	193	40	2,004	2,276	196	43	2,515	1,432	163	42	1,637

1) The Remuneration Committee was established in December 2010. The first remuneration paid was in 2012.

2) In addition to ordinary salary amounting to NOK 1.79 million in 2015 and NOK 1.50 million in 2014.

3) In addition to ordinary salary amounting to NOK 1.25 million in 2014.

4) Remuneration paid in 2015 and 2014 – for work conducted in 2014 and 2013

Remuneration to Council of Representative * :

PARENT COMPANY / GROUP
(NOK thousands)	2015	2014	2013
Alhaug, Frode	63	61	59
Riise, Sandra	32	31	30
Lundevik, Gro Elisabeth	27	7	25
Krokeide, Elisabeth	27	26	25
Nordli, Peder	27	26	25
Kapstad, Petter	0	26	25
Møller, Marius Juul	0	20	25
Bergskaug, Geir	20	13	25
Sture, Eldbjørg	0	26	19
Vik, Torbjørn	13	26	25
Tostrup, Trond	13	20	19
Mellem, Irene N.	7	13	11
Guttelvik, Ottar B.	0	20	19
Hongseth, Unni Karlsen	0	8	19
Pedersen, Jørn	0	1	25
Arntsen, Ingelise	0	1	19
Eidesvik, Toril	0	1	19
Heiberg, Richard	0	1	6
Johnsen, Laila	0	0	8
Total	229	327	428

Remuneration to Control Committee * :

PARENT COMPANY / GROUP
(NOK thousands)	2015	2014	2013
Kapstad, Petter	114	110	107
Sture, Eldbjørg	75	72	70
Guttelvik, Ottar B.	75	72	70
Møller, Marius Juul	75	72	70
Total	339	326	317

Remuneration to Election Committee * :

(NOK thousands)	2015	2014	2013
Alhaug, Frode	19	19	25
Utvik, Knut J.	4	4	11
Teksum, Leif	4	4	11
Bratheim, Ingrid	4	4	4
Carlsen, Sigurd	0	0	7
Total	31	31	58

*) Remuneration paid in 2015 and 2014 – for work conducted in 2014 and 2013

34         NUMBER OF EMPLOYEES

PARENT COMPANY/GROUP
	Dec. 31,2015	Dec. 31,2014	Dec. 31,2013
Number of employees	44	48	53
Number of man-years	43	48	51

35         CONTINGENCIES

Although Eksportfinans is no longer making new loans under the 108 Agreement, the 108 Agreement will remain in effect until all loans issued pursuant to the 108 Agreement have been repaid. Certain practices and procedures that were historically followed under the 108 Agreement were implicitly based on the expectation that the Company would be continuing to make new loans pursuant to the 108 Agreement. As this is no longer the case, there can be no assurance that either Eksportfinans or the Ministry of Trade, Industry and Fisheries (the Ministry) will not determine that changes to the practices and procedures are appropriate. In particular, prior to November 11, 2011, the Company historically followed a procedure in respect of the settlement account of the 108 Agreement which adjusted for differences in funding costs at the date of disbursement and at the date of prepayment of Government supported loans. Subsequent to the discontinuation of its activities in making new Government supported loans, the Company has proposed that such procedures no longer are appropriate. In light of the fact that the Company no longer is making new government supported loans the Ministry asserts that the fixed gross margin which Eksportfinans is guaranteed under the 108 Agreement should be reviewed and reduced. As the Ministry and the Company does not agree, these matters will, in accordance with the 108 Agreement, be referred to a court of arbitration. There can be no assurance as to the result of such proceedings. A judgment against the Company could result in reduced revenues from the fixed gross margin and in the Company being required to transfer amounts to the settlement account of the 108 Agreement that are larger than currently planned, which could adversely affect our results of operations or financial position.

36         REGULATORY FRAMEWORK

In 2012, related to regulations concerning the calculation of exposures to a single client, the Norwegian FSA granted extended time limits for loans which would otherwise have been in breach of the regulations. The exemption remained for one loan at December 31, 2015, and will stay in place until the loan has reached the regulatory level through scheduled repayments of principal.

37         EVENTS AFTER BALANCE SHEET DATE

There are no events after the balance sheet date materially affecting the financial statements.

