Form 20-F
period 2016-12-31
EKSPORTFINANS ASA
filed 2017-04-25
CIK 700978

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
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

☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

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

Actual results, performance or events may differ materially from those in such statements due to, without limitation:

●	inability to renew derivatives contracts for hedging purposes, insolvency of derivative counterparties, or inefficacy of hedging strategies,

●	loss of key personnel could increase operational risks, ,

●	unexpected market movements

●	the failure of our counterparties, guarantors for loans and borrowers to honor their contracts,

●	foreign exchange rate and interest rate fluctuations,

●	volatility in the international financial markets,

●	volatility in the fair value of our financial assets and liabilities,

●	changes in our credit ratings or other actions by ratings agencies,

●	the effects of, and changes in, fiscal, monetary, trade and tax policies,

●	the effects of changes in laws, regulations or accounting policies or practices,

●	various concentrations of credit risk, and

●	various other factors beyond our control.

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

PRESENTATION OF INFORMATION AND EXCHANGE RATES

In this annual report, we use the term “Eksportfinans” to refer to Eksportfinans ASA. We use the terms “us”, “we”, “our”, “the Group” and “Company” to refer to Eksportfinans ASA and Eksportfinans’ former subsidiary, Eiendomsselskapet Dronning Mauds gate 15 AS (EDM 15) as a consolidated group, and where relevant for periods prior to the disposal of our former subsidiary Kommunekreditt Norge AS (Kommunekreditt), to refer to Eksportfinans and Kommunekreditt as a consolidated group.

Except as otherwise specified, all amounts in this annual report are expressed in Norwegian kroner (kroner, NOK or krone).

For the convenience of the reader, unless otherwise stated, translations of krone amounts into U.S. dollars (U.S. dollars, $ or USD) in this annual report have been made at the rate of NOK 8.6107 = $1.00 ($0.1161 = NOK 1.00), the noon buying rate of the Federal Reserve Bank of New York on December 31, 2016. On April xx, 2017, such rate was NOK X.xxx = $1.00 ($0.xxxx = NOK 1.00). These rates differ from the actual rates used in the preparation of our financial statements, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into kroner in the preparation of those financial statements. Translations of krone amounts into U.S. dollars in this annual report should not be construed as a representation that the krone amounts have been or could be converted into U.S. dollars at the above rates or at any other rates.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following income statement and balance sheet data, expressed in NOK, have been selected from our audited consolidated financial statements as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012.

We prepare our financial statements in accordance with International Financial Reporting Standards as promulgated by the IASB (IFRS).

The selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 and the notes thereto.

INCOME STATEMENT DATA

Year ended December 31,	2016	2016	2015	2014	2013	2012
	(USD millions) (except as indicated)	(NOK millions) (except as indicated)
Interest and related income on loans due from credit institutions	7	63	90	176	290	549
Interest and related income on loans due from customers	123	1,063	1,404	1,805	2,543	3,542
Interest and related income on securities	14	118	229	264	236	566
Other interest and related income	4	35	53	15	32	63

Total interest and related income	148	1,279	1,776	2,261	3,101	4,720
Interest and related expenses on commercial paper and bond debt	117	1,008	1,388	1,782	2,389	3,342
Interest and related expenses on subordinated debt	—	—	4	3	4	6
Interest and related expenses on capital contribution securities	—	—	—	—	1	10
Other interest and related expenses	1	11	10	15	10	119

Total interest and related expenses	118	1,019	1,402	1,800	2,404	3,476

NET INTEREST INCOME	30	260	374	461	697	1,244

Commissions and income related to banking services (1)	—	—	—	—	—	—
Commissions and expenses related to banking services	—	1	2	2	2	4
Net gains/(losses) on financial instruments at fair value	(105)	(903)	(791)	(6,069)	(7,379)	(25,816)
Other income	28	243	14	12	5	60
NET OTHER OPERATING INCOME	(77)	(661)	(780)	(6,060)	(7,377)	(25,759)
TOTAL OPERATING INCOME	(47)	(401)	(406)	(5,599)	(6,680)	(24,515)
Salaries and other administrative expenses	10	90	115	154	138	118
Depreciation	1	6	16	16	18	18
Other expenses	1	11	11	10	9	8
TOTAL OPERATING EXPENSES BEFORE IMPAIRMENT CHARGES ON LOANS	12	107	142	180	165	144
Impairment charges on loans	—	—	—	—	—	—
PRE-TAX OPERATING PROFIT/(LOSS)	(59)	(508)	(548)	(5,779)	(6,844)	(24,659)
Taxes*	(21)	(177)	(171)	(1,506)	(1,995)	6,904)
PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	(38)	(331)	(376)	(4,274)	(4,849)	(17,756)
Profit/(loss) for the year from discontinued operations, net of taxes	—	—	—	—	—	—
Other comprehensive income	(2)	(14)	25	(41)	(1)	38
Total comprehensive income	(40)	(435)	(351)	(4,315)	(4,850)	(17,717)
Ratio of earnings to fixed charges (2) (unaudited)	0.50	0.50	0.61	—	—	—
PER SHARE DATA (thousands of USD/NOK) (unaudited):
Dividends per share (3)	—	—	—	—	—	—
Shares outstanding at December 31 (number of common shares)	263,914	263,914	263,914	263,914	263,914	263,914
Profit/(loss) for the year per share (4)	(0.14)	(1.25)	(1.43)	(16.19)	(18.37)	(67.28)
Dividends in respect of 2016 proposed per share (5)	—	—	—

* For further details, see notes 1 and 11 to our audited consolidated financial statements in Item 18.

BALANCE SHEET DATA
As of December 31,

	2016	2016	2015	2014	2013		2012
	(USD millions) (except as indicated)	(NOK millions) (except as indicated)
ASSETS
Loans due from credit institutions	261	2,251	7,053	12,370	17,704		26,410
Loans due from customers	2,006	17,270	24,462	33,372	47,363		71,879
Securities	1,025	8,823	24,187	27,991	26,462		36,707
Repurchase receivable	—	—	—	—	—		5,078
Financial derivatives	210	1,804	4,293	7,071	5,500		10,884
Deferred tax asset	27	233	—	—	—		—
Intangible assets	—	1	2	4	5		9
Property, equipment and investment property	—	3	208	217	213		207
Other assets	324	2,786	4,938	4,604	3,545	en	6,232
TOTAL ASSETS	3,853	33,171	65,142	85,629	100,793		157,406
LIABILITIES
Deposits by credit institutions	—	—	—	—	—		4,476
Commercial paper debt	—	—	—	—	—		—
Bond debt	2,627	22,620	51,174	66,413	75,843		112,543
Financial derivatives	279	2,400	4,398	5,129	5,145		9,343
Taxes payable	2	17	76	372	0		317
Deferred tax liabilities	—	—	1	229	2,124		4,121
Other liabilities	109	935	1,952	4,599	4,607		8,133
Provisions	16	134	132	161	97		96
Subordinated debt	—	—	—	965	902		990
Capital contribution securities	—	—	—	—	—		450
TOTAL LIABILITIES	3,033	26,106	57,733	78,869	88,718		140,468
SHAREHOLDERS’ EQUITY
Share capital	322	2,771	2,771	2,771	2,771		2,771
Share premium reserve	—	—	—	—	—		177
Other equity	489	4,213	4,638	4,989	9,304		13,991
TOTAL SHAREHOLDERS’ EQUITY	820	7,065	7,409	7,760	12,075		16,938
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,853	33,171	65,142	85,629	100,793		157,406

FINANCIAL RATIOS/OPERATING STATISTICS (unaudited)
Return on average equity (6)	(4.77%)	(4.77%)	(4.63%)	(43.51%)	(33.45%)		(68.78%)
Dividend (as a percentage of share capital)	—	—	—	—	—		—
Return on assets (7)	0.60%	0.60%	0.50%	0.49%	0.54%		0.67%
Ratio of operating and administrative expenses to average assets	0.21%	0.21%	0.17%	0.18%	0.12%		0.05%
BALANCE SHEET STATISTICS (unaudited)
Capital adequacy	61.00%	61.00%	36.30%	24.41%	38.13%		27.97%
Public sector share of total loans as borrowers/guarantors(8)	43.44%	43.44%	38.09%	35.40%	33.15%		40.04%
Of which municipalities and counties	1.23%	1.23%	1.49%	1.90%	2.51%		1.83%
Total loans outstanding/total assets	55.14%	55.14%	43.31%	45.75%	58.11%		55.59%

(1)	Includes income on guarantees. For further details, see note 29.3 to our audited consolidated financial statements in Item 18.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income (profit/(loss) for the year) plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses. The ratio of earnings to fixed charges had a deficit in 2016 of NOK 509 million (USD 59 million), driven by unrealized losses on the fair value of our own debt. The ratio of earnings to fixed charges had a deficit in 2015 of NOK 547 million (USD 62 million) and a deficit in 2014 of NOK 5,779 million (USD 777 million), also driven by unrealized losses on the fair value of our own debt. For further details, see Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.
(3)	The dividend per share amount for each year represents the distribution out of net income (profit/(loss)) for such year that is approved by the annual general meeting of the shareholders and paid in the following year.
(4)	Total comprehensive income divided by the weighted average number of shares during the year.
(5)	The dividend per share amount for 2016 proposed by the Board of Directors as the distribution of net income (profit/(loss)) for the year was approved at the annual general meeting of the shareholders of Eksportfinans held in April 2016. By statute, a proposed dividend requires approval at the annual general meeting of the shareholders held during the year following the year to which such dividend relates. The approved dividend is paid in the year in which it is approved.
(6)	Profit for the period divided by average equity. Average equity is calculated as the average of starting and ending equity.
(7)	Net interest income for the period divided by average assets. Average assets are calculated as the average of the starting and the ending balance.
(8)	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (the Guarantee Institute or GIEK) as borrowers or guarantors) to total lending.

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

The following table sets forth for the most recent five years the average exchange rate, calculated using the average of the noon buying rates on the last business day of each month during the relevant year, and the year-end exchange rate:

	Average	Year-end
2012	5.8183	5.5665
2013	5.9096	6.0657
2014	6.3717	7.4816
2015	8.1383	8.8542
2016	8.3848	8.6107

The following table sets forth the high and low noon buying rates for the periods shown:

	High	Low
September 2016	8.3256	7.9897
October 2016	8.2643	7.9725
November 2016	8.6025	8.1660
December 2016	8.7485	8.3801
January 2017	8.6489	8.2444
February 2017	8.4049	8.2061
March 2017	8.6034	8.3667
April 2017 (through April 14)	8.5984	8.5741

The noon buying rate on April 14, 2017, was NOK 8.5741= $1.00 ($0.1166 = NOK 1.00).

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

Eksportfinans’ performance has historically been and continues to be dependent on the talents and efforts of highly skilled individuals. The size of the Company's balance sheet and the complexity of its business require a critical mass of employees who possess managerial, financial, risk management, administrative and other skills that are important to its operations. The Norwegian Government's (the Government) decision to assume responsibility for the export scheme previously run by the Company may have an adverse effect on the Company's ability to retain employees. The loss of or an extended interruption in the services of a substantial number of our personnel may lead to increased operational risks which could adversely affect the Company's results of operations and financial condition. There can be no assurance that Eksportfinans will be able to attract and retain such personnel, particularly in light of our current business model.

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

As of December 31, 2016, approximately 92% of our outstanding loans were secured by guarantees. The remaining loans were supported by pledges on cash deposits with banks (1%) or represent loans to banks that originally qualified by their creditworthiness to act as guarantors (7%). As of December 31, 2016, 43% of our outstanding loans were guaranteed by Norwegian banks. The majority of such guarantees were provided by DNB Bank ASA, which guaranteed 28.7% of outstanding loans as of December 31, 2016. The largest guarantor, GIEK, supported 42.23% of all loans as of December 31, 2016.

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

If any of the variety of instruments and strategies the Company uses to economically hedge its exposure to these various types of risk is not effective, including, but not limited to, human error, the Company may incur losses which could have a material adverse effect on the Company`s results of operations and financial condition.

   Change in fair value measurements may bring volatility into our results.

Fair value measurements of Eksportfinans’ debt take Eksportfinans’ own credit risk into account by discounting cash flows at rates that incorporate Eksportfinans’ currently observable credit spreads based on actual transactions or by quotes from major broker dealers. This fair value impact may significantly increase volatility in our results, as the correlation with the credit spreads applied to our assets is usually low. After the multi-notch downgrades of the Company's credit ratings by Moody's and S&P following the Government's decision to assume responsibility for the provision of government-subsidized export loans, the spread levels and spread volatility increased significantly. This resulted in unrealized gains for the Company of NOK 40.8 billion in 2011. In 2015 and 2016 we experienced spread tightening, resulting in reversal of these unrealized gains, leading to losses to the Company. For the year ended December 31, 2016, unrealized losses on our own debt were NOK 0.8 billion (excluding derivatives) compared to unrealized losses of NOK 1.6 billion for the year ended December 31, 2015. The unrealized gains from 2011 are expected to be reversed as unrealized losses in the future. The cumulative unrealized gain due to credit spread effects on Eksportfinans own debt net of derivatives, is 0.8 billion as of December 31, 2016. For further details, see note 27.7 to our audited consolidated financial statements in Item 18.

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

Credit risk concentration may arise from trading, investing and financing activities, and may be affected by economic, industrial or political factors. While the Company is exposed to many different counterparties and industries, it executes transactions with, and has aggregate risk exposures with, counterparties in the financial services industry, such as brokers, dealers, commercial banks and institutional clients. This results in a significant credit concentration with respect to the financial industry generally and to certain financial institutions in particular.

In the ordinary course of business, Eksportfinans may be subject to a concentration of credit risk to a particular bank guarantor or bond issuer. On its existing portfolios, Eksportfinans also has a concentration of market risk related to currency, interest rate and credit spread volatility, which increases with general market volatility and the general correlation between markets. If currency, interest rate or credit spread volatility increases or the correlation between different currencies, interest rates or credit spreads increases, this may lead to a higher market risk and more volatile results.

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

On May 10, 2016 a judgment was entered by a court of arbitration in relation to a dispute between the Ministry and the Company over the Ministry’s assertions that the fixed gross margin which Eksportfinans is guaranteed under the agreement should be reviewed and reduced, and that break costs should apply in respect of certain prepaid loans. Although the court ruled in favor of Eksportfinans in the matter of fixed gross margin, it ruled that break costs would apply. In settlement of the matter, Eksportfinans has made provisions of NOK 220 million in respect of prepaid loans through 2015, as set forth in note 35 to our audited consolidated financial statements in Item 18. There can be no certainty that additional break costs will not arise with respect to loans that remain outstanding if such loans are prepaid; and if Eksportfinans is obligated to pay additional break costs in the future, such costs could be material. For further details, see Item 4.B. “Business Overview — LOANS — Credit Support, Credit Monitoring and Assessment— Arrangement with the Government”.

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

On November 18, 2011, the Government announced that it would establish a government-run export financing scheme under which a new entity established by the Government would assume responsibility for the provision of government-subsidized loans as export credits. The Government’s decision to terminate the 108 Agreement (see item 4.B. “Business Overview — LOANS — Export Lending — Arrangement with the Government”) with respect to new loans adversely affected Eksportfinans' scope and extent of business activities and made it necessary for the Company to reassess its business model. As a result of the Government's decision, Eksportfinans decided to discontinue making new loans, except for loans for which commitments existed prior to November 18, 2011. The Company assisted the Government in administering government-sponsored export lending during a transition period which ended July 1, 2012. The new entity, Eksportkreditt Norge AS, was established on June 25, 2012, and became operational on July 2, 2012. Eksportfinans continues to operate and manage its existing loan portfolio and other assets and liabilities and service its borrowers and investors and expects to continue to do so for a significant period of time.

On July 30, 2013 Eksportfinans registered a wholly owned subsidiary, EDM 15, and transferred to it 11 (of 16) sections it owns of the building it occupies at Dronning Mauds gate 15, gnr. 209, bnr. 430 in Oslo. The rationale behind this decision was to separate the Company’s property investment from the ordinary business of Eksportfinans, and thus facilitate further development of the property and the value thereof. The sections transferred to EDM 15 are leased to five tenants, including Eksportfinans ASA.

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

As shown in the table in Item 4.B. “— LOANS — Analysis of Loans”, a significant portion of the Eksportfinans loan portfolio is supported by guarantees (approximately 96.76% of the export-related balance as of December 31, 2016). The remaining export-related loans outstanding as of December 31, 2016 are supported by pledges on cash deposits with banks (1.14%) or represent loans to banks that are themselves qualified by their creditworthiness to act as guarantors (2.1%).

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

Types of Financing

Overview. Our export-related loan portfolio consists of three types of financing: (1) contract financing, (2) financing of international and export related activities and (3) acquisition of loans from banks.  Approximately 96.76% of our outstanding export loans are guaranteed. The remaining loans are supported by pledges on cash deposits with banks (1.14%) or represent loans to banks that are qualified by their creditworthiness to act as guarantors (2.1%). For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing — Financing of international and export related activities”.

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

Financing of international and export related activities. Eksportfinans financed activities related to the Norwegian export industry. The loan purpose was typically to finance investments in buildings and machinery for export production or international expansion. Such loans were guaranteed by Norwegian and international banks and other financial institutions. In 2005 Eksportfinans also started to extend loans to Norwegian savings banks to fund these banks’ loans to their customers within the export business. In 2008, the Company discontinued direct loans to saving banks. From 2008, loans in co-operation with savings banks were made to a borrower based on a guarantee from the savings bank, which was consistent with the Company’s other lending activities. As at December 31, 2016, no loans were outstanding that were extended via Norwegian savings banks, compared to NOK 400 million as of December 31, 2015.

Loans acquired from banks. Eksportfinans from time to time entered into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans were based on normal commercial terms, and the loans acquired were of the type extended by Eksportfinans in the ordinary course of its business.

The Company placed an initial deposit with the selling bank, which was used as consideration for the purchase of the relevant loans. Each loan purchased was supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company paid the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount was paid to the selling bank. The net effect of these transactions was that Eksportfinans received a specified, individually negotiated return comparable to that received on its other commercial loans. No loans were acquired from banks in 2016 and 2015, as compared to NOK 33 million acquired in 2014. As loans are repaid and mature, new loans are acquired to maintain the balance with the amount of the deposit placed with the selling bank.

Loan Commitments

Eksportfinans had no actual and probable loan commitments as of December 31, 2016. The last remaining loan commitment of NOK 261 million was terminated in 2015. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”.

Credit Support, Credit Monitoring and Assessment

Eksportfinans’ Articles of Association require that all credits extended be made:

●	with the support of guarantees from Norwegian or foreign banks, Norwegian or foreign insurance companies, Norwegian or foreign companies that, without providing credit support or specific security, are assumed to be capable of raising long-term debt in the international capital markets and money markets, the Government or legal entities including the Guarantee Institute whose guarantee is equivalent to a guarantee from the Government, or with the support of guarantees from sovereign states and their regional or local authorities of high creditworthiness, including legal entities whose guarantee is equivalent to a guarantee from a sovereign state or its regional or local authorities with high creditworthiness,

●	with the support of a pledge over bank deposits in Norwegian or foreign banks, bonds or other negotiable debt instruments issued or guaranteed by legal entities with the support of whose guarantee credits may be extended pursuant to the bullet point above, or

●	without any credit support if the borrower is a legal entity which may issue a guarantee under the first bullet point above.

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

Guarantees issued by GIEK cover political risks (e.g. war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (e.g. the failure by the borrower to perform its obligations under the credit agreement). The Guarantee Institute’s cover of political risks is 100% of a loan, and its maximum cover for commercial risks is 90%. The terms of guarantees issued by the Guarantee Institute generally provide that the Guarantee Institute is to be issued a claim after a default has continued for 90 days. Claims under the guarantees are payable six months from the date a claim is issued. Guarantees issued by the Guarantee Institute supported 44% of export related loans as of December 31, 2016 compared with 39% of export related loans as of December 31, 2015.

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

On November 18, 2011, the Government announced that it would assume responsibility for the provision of export credits under the scheme previously managed by Eksportfinans. As a result, Eksportfinans no longer extends new loans under the 108 Agreement except for loans for which commitments existed prior to November 18, 2011, but will continue to manage its portfolio under the 108 Agreement until all loans extended in accordance with the arrangement have been repaid and all gains and losses have been settled pursuant to the 108 Agreement. Approximately 63% of Eksportfinans’ outstanding export-related loans as of December 31, 2016 were disbursed pursuant to the 108 Agreement, compared to 54% of export-related loans at the end of 2015. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Types of Financing”. The following table sets forth certain information regarding the amounts paid or payable to Eksportfinans by the Government under this arrangement:

	2016	2015	2014	2013	2012	2011	2010
Amount paid or payable to Eksportfinans (NOK millions)	169	62	337	322	405	382	332
Payment in respect of (year)	2014	2013	2012	2011	2010	2009	2008

Pursuant to a declaratory judgment entered by a court of arbitration on May 10, 2016, the 108 Agreement must be interpreted to apply break costs in respect of prepaid government supported loans. As a result, Eksportfinans and the Ministry entered into a settlement agreement [in March/April 2017] to agree a total and final amount of break costs for each of 14 loans prepaid between 2011 and 2015. This resulted in a reduction of the payment due to Eksportfinans from the Ministry in the amount of NOK 220 million. Accordingly, a provision of that amount has been made in the Company’s 2016 financial results, as set forth in note 35 to our audited consolidated financial statements in Item 18. The settlement agreement also provides that the Ministry and Eksportfinans shall jointly develop and agree on new accounting principles to be applied from 2017 and onwards, including the agreement of methods to settle any future prepayments of government supported loans, following the principles set forth in the judgment of the court of arbitration.

Municipal Lending

Sale of Kommunekreditt

In June 1999, Eksportfinans acquired Kommunekreditt. Kommunekreditt, headquartered in Trondheim, Norway, engaged in long-term financing of Norwegian local governments. Kommunekreditt made loans without any form of credit enhancement to Norwegian municipalities, counties and companies that were the joint undertaking of two or more municipalities (so called inter-municipal companies) as well as to private independent companies against guarantees from municipalities, counties, the Government or a bank. From 2006 Kommunekreditt also engaged in direct loans to banks in situations where the bank was able to link the credit to a defined portfolio of public sector company loans that could be refinanced via Kommunekreditt. Kommunekreditt provided loans with fixed or floating rates of interest and terms from one month to ten years both for refinancing existing loans and for new borrowings.

On May 7, 2009 Eksportfinans entered into an agreement with Kommunal Landspensjonskasse gjensidig forsikringsselskap (KLP) for the sale of all of the shares in Kommunekreditt Norge AS (the Sale and Purchase Agreement). KLP agreed to purchase the shares in Kommunekreditt at book value, NOK 870 million. The sale closed as scheduled on June 24, 2009 (the Closing).

Further, in connection with the Sale and Purchase Agreement, Eksportfinans entered into an “Excluded Portfolio Agreement”, pursuant to which at the Closing Eksportfinans purchased from Kommunekreditt loans with a book value (equal to fair value) of approximately NOK 10.9 billion (the Retained Municipal Portfolio). The retained loans in the Retained Municipal Portfolio consist of loans granted by Kommunekreditt to banks and other financial institutions and a selection of loans to municipalities, selected with respect to their maturity but consistent with other loans made by Kommunekreditt. As at 31 December 2016, the book value of the Retained Municipal Portfolio was NOK 1.55 billion.

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

Types of Financing in the Retained Municipal Portfolio

Loans in the Retained Municipal Portfolio have terms ranging from less than one year to more than ten years remaining. As of December 31, 2016, 86% (as of December 31, 2015, 40%) of the outstanding loans had a remaining term in excess of five years.

Loans in the Retained Municipal Portfolio include both floating-rate and fixed-rate terms.

Floating-rate loans bear interest either at a rate linked to the Norwegian Interbank Offered Rate (NIBOR) plus a margin or at a rate that is adjustable at our discretion upon 14 days’ notice. If the borrower rejects the adjusted interest rate, the loan and accrued interest must be repaid immediately. As of December 31, 2016, 86% were at floating interest rates (77% as of December 31, 2015).

If a loan has a fixed interest rate, the fixed interest rate normally applies for the whole term of the loan. Some loans may have a fixed rate of interest for a shorter period than the term of the loan. For such loans, at the end of the initial term either new fixed rates of interest are agreed or the loan is repaid. Prepayments of fixed rate loans are subject to a penalty based on the difference between the agreed interest rate and the market interest rate at the time of prepayment. As of December 31, 2016, 14% of the loans were at fixed interest rates (as of December 31, 2015, 23%).

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

Loans in the Retained Municipal Portfolio were made:

●	to municipalities and counties,

●	to companies, where the credit was secured by guarantees from municipalities, counties, banks or the Government, and

●	to banks in connection with the refinancing of loans to companies in the public sector.

Loans in the Retained Municipal Portfolio were extended to Norwegian municipalities, counties and inter-municipal companies or companies that were guaranteed by a municipality, county, bank or other financial institution. The risk on loans with municipal security to these entities in Norway is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and penalty interest. This is set out in the Local Government Act, approved by the Norwegian Parliament on September 25, 1992. Under section 55 of the Local Government Act, Norwegian municipalities and counties cannot be declared bankrupt. Sections 56 and 57 of the Local Government Act set out provisions on the procedures a municipality or county must follow if a postponement of payments needs to be implemented. Section 58 contains procedures to be followed on a return to normal servicing of payment obligations. Since 1945 no Norwegian municipality or county has suspended payment.

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

Analysis of Loans

Composition of Loans

The following table sets forth the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of the Company’s loan disbursements and loans outstanding for commercial, government-supported and Norwegian municipality and county loans for each of the last five years:

	As of and for the year ended December 31,
(NOK millions) (1)	2016	2015	2014	2013	2012
Loan disbursements (during the year):	—	—	—	—	—
Export-related commercial loans	—	—	—	—	781
Export-related Government-supported loans (2)	—	—	—	—	142
Total (3)	—	—	—	—	923

Loans outstanding (at year-end):
Export-related commercial loans	6,127	12,271	18,249	30,029	50,301
Export-related Government-supported loans (2)	10,601	14,149	17,841	21,601	28,351
Loan to KLP Kreditt AS	—	—	—	—	—
Direct loans to Norwegian local government	849	1,074	2,345	3,513	4,374
Municipal-related loans to other credit institutions	700	700	700	3,388	4,448
Loans to employees	12	21	39	37	35
Total	18,289	28,215	39,174	58,568	87,509

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

(2)	Export-related government-supported loans refer to all loans provided under the 108 Agreement with the Government. Refer to disclosures under the heading “Arrangement with the Government” in this section for further information about these loans. The export-related government-supported loans are protected by the types of credit support presented under the heading “Credit Support” later in this section.

(3)	Amounts for 2012 include loans acquired from shareholders amounting to NOK 141 million.

The following table represents an analysis of the Company’s loans outstanding for each of the last five years:

(NOK millions) (1)	2016	2015	2014	2013	2012
Beginning balance	28,215	39,174	58,568	87,509	121,807
Add — disbursements	—	—	—	—	923
Deduct — repayments	(9,846)	(14,016)	(23,438)	(33,250)	(31,555)

Adjustments related to year-end exchange rates (1)	(80)	3,057	4,044	4,309	(3,666)

Balance at year-end	18,289	28,215	39,174	58,568	87,509

(1)	Amounts in foreign currencies have been converted to kroner at year-end exchange rates.

Our export-related loans are divided into three categories: ships, capital goods and additional export-related and international activities, as described in the footnotes to the tables below.

The following tables show the composition of the Company’s loan disbursements and loans outstanding by type of financing for each of the last five years:

Loan disbursements (during the year):

(NOK millions)	2016	2015	2014	2013	2012
Export-related Loans	—	—	—	—
of which Ships (1)	—	—	—	—	174
of which Capital goods (2)	—	—	—	—	137
of which Other export-related and international activities (3)	—	—	—	—	612
Total (4)	—	—	—	—	923

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

(NOK millions)	2016	2015	2014	2013	2012
Aviation and shipping	—	—	—	612	612
Renewable energy	—	—	—	—	—
Infrastructure	—	—	—	—	—
Environment	—	—	—	—	—
Consumer goods	—	—	—	—	—
Real estate	—	—	—	—	—
Banking and finance	—	—	—	—	—
Oil and gas	—	—	—	—	—
IT and telecommunication	—	—	—	—	—
Total	—	—	—	—	612

(4)	Amounts for 2012 include loans acquired from shareholders amounting to NOK 141 million .

Loans outstanding at year-end:

	As of December 31,
(NOK millions)	2016	2015	2014	2013	2012
Export-related Loans
of which Ships (1)	9,114	12,872	17,443	21,630	34,148
of which Capital goods (2)	6,033	8,146	10,112	13,678	23,973
of which Other export-related and international activities (3)	1,581	5,402	8,535	16,322	20,532
Direct loans to Norwegian local government	849	1,074	2,345	3,513	4,373
Municipal-related loans to other credit institutions	700	700	700	3,388	4,448
Loans to employees (4)	12	21	39	37	35
Total	18,289	28,215	39,174	58,568	87,509

(1)	“Ships” includes loans made in connection with the financing of ships built in Norway for export or for Norwegian ship owners operating in the offshore oil and gas sector, and loans made to Norwegian ship owning companies, but excludes ship equipment, which is included in capital goods.

(2)	“Capital goods” includes loans made for ships’ equipment, telecommunications, energy, oil rig and environmental protection equipment industries, as well as a variety of other businesses.

(3)	“Other export-related and international activities” comprises the following sub-groups, all related to the international expansion of the Norwegian industry and domestic investments in Norway, as specified below.

	As of December 31,
(NOK millions)	2016	2015	2014	2013	2012
Shipping	1,405	2,476	2,934	3,446	4,284
Infrastructure	0	790	977	1,289	1,333
Banking and finance	0	747	626	2,684	4,615
Real estate	70	679	995	849	660
Oil and gas	106	309	485	596	1,223
Consumer goods	0	300	450	1,831	2,275
Environment	0	101	118	632	646
Renewable energy	—	—	1,950	4,994	5,494
Other categories	—	—	—	1	2
Total	1,581	5,402	8,535	16,322	20,532

(4)	There were no material loan disbursements to employees in 2016.

 Maturity of Loans

The following table shows the nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of our outstanding loans as of December 31, 2016, categorized by maturity.

(NOK millions)	1 year	From 1 year up to and including 5 years	Over 5 years	Total
Municipal and county loans	229	377	944	1,550
Export-related loans	4,896	10,816	1,027	16,739
Total	5,125	11,193	1,971	18,289

Loans by Type of Interest Rate

The following table shows nominal amounts (balance sheet values exclusive of interest accrued and fair value adjustments) of outstanding loans as of December 31, 2016, categorized by type of interest rate.

(NOK millions)	Fixed interest rates	Adjustable interest rates	Total
Municipal and county loans	219	1,331	1,550
Export-related loans	10,661	6,078	16,739
Total	10,880	7,409	18,289

Currency of Loans

The following table shows the composition of the Company’s loans by currency, based upon the contract terms, as of December 31, for each of the last five years. All loans to municipalities and counties are denominated in NOK:

	As of December 31,
(NOK millions, except percentages) (1)	2016		2015		2014		2013		2012
U.S. dollars	8,014	43.8%	13,708	48.6%	16,739	42.7%	19,962	34.1%	32,245	36.9%
Norwegian kroner	9,789	53.6%	13,504	47.9%	21,381	54.6%	37,026	63.2%	53,580	61.2%
Euro	76	0.4%	532	1.9%	575	1.5%	1,092	1.9%	1,155	1.3%
Other	400	2.2%	471	1.6%	488	1.2%	488	0.8%	529	0.6%
Total	18,289	100.0%	28,215	100.0%	39,174	100.0%	58,568	100.0%	87,509	100.0%

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

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

(NOK millions) (1)	2016	2015	2014	2013	2012
Norway (2)	11,101	17,761	25,886	42,497	60,100
Qatar	1,828	2,090	1,950	1,748	1,739
The Netherlands	1,174	1,818	1,834	1,747	1,823
Cayman Islands	561	997	1,276	1,366	2,442
Denmark	611	745	879	1,100	1,248
Other (3)	3,011	4,804	7,349	10,110	20,157
Total	18,289	28,215	39,174	58,568	87,509

(1)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates.

(2)	Of which loans related to Norwegian municipalities amounted to NOK 1,550 million NOK 1,774 million, NOK 3,045 million, NOK 6,901 million and NOK 8,821 million in 2016, 2015, 2014, 2013 and 2012, respectively.

(3)	In 2016, “Other” does not include any individual country amounts greater than those disclosed by individual country for that year.

Credit Support

The following tables provide an overview of the types of credit support on our outstanding loans as of December 31, for each of the last five years:

Municipal Lending:

(NOK millions, except percentages) (1)	2016		2015		2014		2013		2012
Loans to Norwegian Banks	700	45.0%	700	39.0%	700	23.0%	3,388	49.0%	4,448	50.4%
Norwegian bank guarantees	631	41.0%	670	38.0%	1,600	52.5%	2,044	29.6%	2,771	31.4%
Loans to or guaranteed by Norwegian
Municipalities	219	14.0%	404	23.0%	745	24.5%	1,468	21.3%	1,602	18.2%
Loan to KLP Kreditt AS		-		-	-		-		-
Total	1,550	100%	1,774	100%	3,045	100%	6,900	100%	8,821	100%

Export-related Lending:

(NOK millions, except percentages) (2)	2016		2015		2014		2013		2012
Government Guarantees (3)	7,719	46.0%	10,747	41,0%	13,108	36.3%	17,962	34.8%	33,440	42.5%
Norwegian Bank Guarantees	6,908	41,0%	10,313	39,0%	14,747	40.9%	22,092	42.8%	24,535	31.2%
Loans to Norwegian banks	0,00	0.0%	400	2,0%	400	1.1%	2,173	4.2%	4,167	5.3%
Foreign Bank Guarantees (4)	1,559	9.0%	2,023	8,0%	2,767	7.7%	3,624	7.0%	9,098	11.6%
Pledges over cash deposits with banks	191	1.0%	2,430	9,0%	4,596	12.7%	5,482	10.6%	7,079	9.0%
Loans to foreign banks	352	2.0%	508	2,0%	475	1.3%	335	0.6%	334	0.4%
Corporate guarantees
Total	16,728	100%	26,421	100%	36,093	100%	51,668	100%	78,653	100%

(1)	Loan provided with security in the underlying lending portfolio transactions, in addition to KLP Kreditt AS being a Norwegian bank.

(2)	Amounts in foreign currencies have been converted to kroner using year-end exchange rates. The relative proportions of the types of credit exposure are affected by exchange rates.

(3)	Consists of guarantees by the Guarantee Institute, other Norwegian agencies and foreign governments.

(4)	Includes direct loans to foreign banks from which we would accept a guarantee.

In addition, mortgage loans to employees accounted for NOK 12 million, NOK 21 million, NOK 39 million, NOK 37 million and NOK 35 million in 2016, 2015, 2014, 2013 and 2012, respectively.

Government guarantees supported 46.14% of total outstanding export-related loans as of December 31, 2016, substantially all of which were covered by the Guarantee Institute. The relative percentage of government guarantees for export-related lending increased from 40.67% as of December 31, 2015 due to the scheduled repayment and maturity of government guaranteed loans.

No loans to a single customer guaranteed by the Government or its agencies exceeded 10 % of total export-related loans as of December 31, 2016. Guarantees issued by two Norwegian banks, DNB Bank ASA and Nordea Bank Norge ASA, which together owned 63.2% of the Company’s share capital as of December 31, 2016, supported 35.81% of total export-related loans. As of the same date, guarantees issued by one of those banks, DNB Bank ASA, supported approximately 31.38% of total export-related loans. No loan to a single customer guaranteed by DNB Bank ASA exceeded 6.0% of total loans in 2016.

Guarantees issued by Nordea Bank Norge ASA, another shareholder, supported 4.05% of total export-related loans. No loan to a single customer guaranteed by Nordea Bank exceeded 1.16% of total loans. For further details, see Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions”.

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

The table below sets forth the Company’s non-performing loans of more than 90 days, as of December 31, for each of the last five years:

	As of December 31,
(NOK millions)	2016	2015	2014	2013	2012
Interest and principal installments more than 90 days past due (1)	30	195	212	112	522
Not matured principal on loan with payments more than 90 days past due (2)	47	322	329	86	148
Total	77	517	541	198	670
Interest and principal installments more than 90 days past due
expected to be collected from guarantor (3)	8	9	20	18	25

(1)	Of the amounts for 2016, 2015, 2014, 2013 and 2012, NOK 0 million, NOK 108 million, NOK 101 million, NOK 94 million and NOK 485 million, respectively relates to Icelandic banks.

(2)	Where the principal on loans has not matured the distribution of amounts to be collected either from the guarantor or from the borrower is uncertain. Therefore the split has not been presented.

(3)	All loans expected to be collected from a guarantor are loans where the borrower is a foreign counterparty. The amount represents a partly-delayed settlement from the Guarantee Institute. Terms of the credit insurance issued by the Guarantee Institute provide that claims are payable six months from the date of the borrower’s default. For further details, see note 27.4 to our audited consolidated financial statements in Item 18.

With the adoption of IFRS, all loans, with the exception of government-supported loans and a loan to KLP Kreditt are measured at fair value. Loans measured at fair value are not subject to separate impairment losses as any impairment would be included in the fair value measurement. The fair value measurements of loans are described in notes 4 and 27.7 to our audited consolidated financial statements in Item 18. The loan portfolios carried at amortized cost are continuously assessed for impairment. This applies for government-supported loans (the loans under the 108 Agreement with the Government) and the loan to KLP Kreditt. The method the Company uses to monitor credit risk is the same for loans carried at amortized cost and loans measured as at fair value through profit or loss. The credit monitoring of the amortized cost loans is used in the impairment assessment while the credit monitoring of the fair value loans is used in the fair value measurement. The Company reviews all non-performing loans for impairment on a quarterly basis. No loan loss provisions have been made to cover losses arising from circumstances existing at December 31, 2016.

The Company monitors the following factors to identify any impaired loans:

●	Adverse changes in credit rating levels, both for the debtor and the guarantor

●	Adverse changes in credit spreads

●	Payments past due

●	Other indications of financial distress

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

As discussed in Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”, all export-related loans are supported by or extended against guarantees issued by, or claims on, certain specific types of entities or collateral. Loans to municipalities and counties are not guaranteed or otherwise credit enhanced due to the fact that Norwegian municipalities and counties cannot be declared bankrupt. For further details, see Item 4.B. “Business Overview — LOANS — Municipal Lending — Credit Support, Credit Monitoring and Assessment of the Retained Municipal Portfolio”. Municipal loans to companies included in the Retained Municipal Portfolio are extended against guarantees from municipalities, the Norwegian central government, counties or banks.

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

In October 2008, Iceland introduced an emergency law to deal with its national banking crisis. Three of the major Icelandic banks were nationalized and placed under Icelandic government ownership, control and supervision. Eksportfinans participated in a euro-denominated syndicated loan to Glitnir Banki hf (Glitnir), with Eksportfinans’ exposure being NOK 108 million (at exchange rates applicable as of December 31, 2015). In January 2016 the Company received payment from the Glitnir estate: the payments were made principally in a basket of currencies, plus an immaterial portion that was repaid in shares and notes linked to the residual Glitnir estate. The shares give voting rights and the notes have no certainty as to maturity. During 2016, several repayments of these notes were made from the Glitnir estate. As of December 31, 2016 the remaining exposure in these notes have a nominal value of NOK 3.0 million. Save for the outstanding amounts under the Icelandic syndicated loan, the Company has incurred no loan losses to date.

Foreign Outstandings

The following table sets forth outstandings to obligors in foreign countries where aggregate outstandings to each country exceed 1.5% of the Company’s total assets as of December 31, 2016. Additionally, it sets forth under “Other countries” the aggregate outstandings for countries which each represent between 0.75% and 1.5% of the Company’s total assets. Outstandings consist of loans, securities and receivables. Guaranteed amounts are reflected as outstandings only in the country of the guarantor and not in the country of the borrower. These amounts are primarily outstanding against foreign banks.

	Year ended December 31,
	2016	2015	2014	2013	2012
(NOK millions)	Outstanding

Denmark	1,928	3,457	6,124	5,363	9,015
USA	1,864	3,414	4,826	4,604	3,592
Sweden	1,694	2,632	3,698	2,632	2,659
Germany	1,430	3,157	4,451	2,964	8,353
Spain	1,248	1,469	1,617	1,787	(1)
United Kingdom	884	1,409	3,367	2,429	3,692
Ireland	628	(1)	(1)	(1)	—
Finland	(1)	1,470	1,712	4,628	8,483
Italy	(1)	(1)	(1)	(1)	(1)
France	(1)	—	(1)	2,849	6,489
China	(1)	—	—	—	—
The Netherlands	—	(1)	(1)	1,708	4,416
Belgium	—	(1)	(1)	—	—
Japan	—	(1)	—	—	—
Australia	—	—	(1)	—	(1)
Austria	—	—	1,984	2,227	(1)

Other countries (1)	1,549	3,717	5,456	3,189	6,976
Total	11,225	20,725	33,235	34,380	53,675

(1)	Represents countries with respect to which the Company’s outstandings were between 0.75% and 1.5% of total assets. This includes Finland, Italy, France and China as of December 2016; Ireland, The Netherlands, Italy, Japan and Belgium as of December 2015; France, The Netherlands, Italy, Australia, Ireland and Belgium as of December 31, 2014; Belgium, Ireland and Italy as of December 31, 2013; and Spain, Austria, Australia, Italy and Belgium as of December 31, 2012.

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

FINANCIAL INVESTMENTS

Liquidity Portfolio

In early 2008 shareholders representing 99.5% of Eksportfinans’ shares signed a risk mitigation agreement, as amended with effect as of March 1, 2016 (the Portfolio Hedge Agreement), whereby they undertook to hedge against further market value declines, including credit losses, in the Liquidity Portfolio (as defined under Item 5.B “Liquidity and Capital Resources – Liquidity Portfolio” below) as it existed on February 29, 2008 (the PHA Portfolio). Upon entering into the Portfolio Hedge Agreement the Company set up a new liquidity portfolio (the Liquidity Reserve Portfolio). The Liquidity Reserve Portfolio does not benefit from the Portfolio Hedge Agreement. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement” and notes 5, 12 and 28.4 to our audited consolidated financial statements in Item 18.

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

SUPERVISION AND REGULATION

The Company is subject to regulation under several Norwegian statutes, including the Public Limited Liability Companies Act of June 13, 1997 No. 45 (the Public Limited Liability Companies Act) and the Act on Financial Companies of April 10, 2015 No. 17 (the Financial Companies Act). The Financial Companies Act is the principal act with respect to licenses to carry on finance activities; lawful area of activity; minimum requirements as to capital adequacy; overall credit to a single customer; ownership, cooperation and conflicts of position; financial groups; relationship to customers and money laundering. The Financial Companies Act entered into force on January 1, 2016 and replaces the Act on Financing Activity and Financial Institutions of June 10, 1988 No. 40 (the Financial Institutions Act). Eksportfinans implemented the new requirements within the one-year transitional period provided in the Act.

The Financial Companies Act supplements the Public Limited Liability Companies Act with respect to formation, requirements of the articles of association, and governing bodies, among others. In addition to these acts, the Financial Supervision Act of December 7, 1956 No. 1, the Act on Securities Trading of June 29, 2007 No. 75 and the Act on Regulated Markets of June 29, 2007 No. 74, replaced previous acts, and also play important roles in the daily business and supervision of financial institutions.

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

On February 13, 2012, the Financial Supervisory Authority of Norway (the FSA) granted the Company a prolongation of the transitional period for the five lending transactions then expected to exceed the regulatory limit for large exposures as of December 31, 2012. The new temporary time limit for each of these five loans is based on scheduled repayments of principal on those loans reducing the outstanding loan balance of each of the five loans such that Eksportfinans’ exposure would be in compliance with the statutory limits. The new time limits are specific to each loan and fall within the period of December 31, 2014 to December 31 2016. At the end of 2016 there are no remaining loans for which the Company has a prolonged transitional period.

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

COMPETITION

Before the Government’s decision caused Eksportfinans to currently discontinue new lending, Eksportfinans competed indirectly with export credit agencies of other OECD member countries in providing government-supported export credits. Deregulation and globalization of the world’s financial markets had resulted in an increasingly competitive environment for financial institutions, including the Company, both in making commercial loans in particular and for obtaining funding. In making commercial loans, the Company competed with funding offered by Norwegian and, to a lesser extent more recently, foreign financial institutions. The Company also competed with such institutions and other entities for funds in the domestic and international capital markets. We believe that the competitiveness of the Company’s loans reflected our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administered on behalf of the Government.

C. ORGANIZATIONAL STRUCTURE

On March 30, 2016, Eksportfinans entered into an agreement with GNNOR DMG 15 Holding AS to sell all shares in Eksportfinans’ subsidiary EDM 15. The sale of this subsidiary includes all 11 sections of the building it occupies at Dronning Mauds gate 15. The sale took effect as of April 15, 2016.

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

A. OPERATING RESULTS

General

Throughout 2016, Eksportfinans generated positive financial results. Following the Government’s decision on November 18, 2011, Eksportfinans announced that it would discontinue new lending, except where an existing commitment existed prior to this date. As a consequence, there were no disbursements of new loans from Eksportfinans in 2016, 2015 or 2014.

Results of Operations

The following table sets forth our results for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
(NOK millions)	2016	2015	2014
Total interest and related income	1,279	1,776	2,261
Total interest and related expenses	1,019	1,402	1,800
NET INTEREST INCOME	260	374	461
Commissions and income related to banking services	—	—	—
Commissions and expenses related to banking services	1	2	2
Net gains/(losses) on financial instruments at fair value	(903)	(791)	(6,069)
Other income	243	14	12
NET OTHER OPERATING INCOME	(661)	(780)	(6,060)
TOTAL OPERATING INCOME	(401)	(406)	(5,599)
Salaries and other administrative expenses	90	115	154
Depreciation	6	16	16
Other expenses	11	11	10
TOTAL OPERATING EXPENSES	107	142	180
PRE-TAX OPERATING PROFIT/(LOSS)	(508)	(547)	(5,779)
Taxes	(177)	(171)	(1,506)
PROFIT/(LOSS) FOR THE YEAR	(331)	(376)	(4,273)
Other comprehensive income	(14)	25)	(41)
TOTAL COMPREHENSIVE INCOME	(345)	(351)	(4,314)

The assets of the Company are its loans and investments, which are financed by the Company’s equity capital and by borrowings principally in the international capital markets. Interest rates and average total assets affect interest income and interest expense during the year.

As of December 31, 2016, approximately 68% of the Company’s assets were denominated in foreign currencies. Through interest rate and foreign currency swap arrangements, all assets and liabilities are converted to floating-rate (primarily 3 month), mainly in Norwegian kroner, euro and U.S. dollars. As a result of this large proportion of floating-rate transactions, the Company experiences fluctuations in gross income and expense as interest rate levels vary. Fluctuations in gross amounts have a limited effect on net interest income on the debt-funded assets, because both the assets and the underlying liabilities, which are funded by issuing debt, are either denominated in or swapped into floating rates in the same currency. Average interest earning assets were higher than average interest bearing liabilities as of December 31, 2016, 2015 and 2014. Management believes the difference can be looked upon as equity-funded assets. As the equity of the Company is denominated in NOK, fluctuations in interest rates in NOK may affect the return on equity-funded assets.

During 2016, the average short-term Norwegian krone NIBOR interest rate decreased by approximately 0.2 percentage points from 2015. During 2015 the average short-term Norwegian krone NIBOR interest rate decreased by approximately 0.4 percentage points from 2014 and decreased by approximately 0.1 percentage points during 2014. The average short-term euro London Inter-Bank Offered Rate (LIBOR) decreased by approximately 0.2 percentage points during 2016, decreased approximately 0.4 percentage points during 2015 and remained stable during 2014. The average short-term U.S. dollar LIBOR interest rate increased by approximately 0.4 percentage points during 2016, increased by approximately 0.3 percentage points during 2015 and remained stable during 2014.

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

During 2016, the Norwegian kroner depreciated 5.5% against the euro and depreciated 2.2% against the U.S. dollar. During 2015 the Norwegian krone depreciated 6.4% against the euro and depreciated 18.5% against the U.S. dollar. During 2014, the Norwegian krone depreciated 7.8% against the euro and depreciated 22.2% against the U.S. dollar.

As of December 31, 2016, the Company’s net foreign currency position amounted to NOK 6 million in U.S. dollars and NOK 2 million in euros. As of December 31, 2015, the Company’s net foreign currency position amounted to NOK 1 million in U.S. dollars and NOK 1 million in euros (NOK 3 million in U.S. dollars and NOK 2 million in euros in 2014). Net profit in foreign exchange in 2016 amounted to NOK 1 million, compared to a profit of NOK 1 million in 2015 and a profit of NOK 5 million in 2014, as a result of changes in foreign exchange rates.

There was a decrease in both total interest income and total interest expense in 2016 compared to 2015 and a decrease in both items in 2015 compared to 2014. The main reasons for the decrease in both total interest income and total interest expense during 2016 were the decrease in the average balance of interest bearing assets and liabilities and the decrease in the average Norwegian krone short-term NIBOR interest rate. The main reasons for the decrease in both total interest income and total interest expense during 2015 were the decrease in the average balance of interest bearing assets and liabilities and the decrease in the average Norwegian krone short-term NIBOR interest rate.

Total interest and related income in 2016 was NOK 1,279 million, compared to NOK 1,776 million in 2015, a decrease of NOK 497 million, or 28.0%, which represented a decrease of NOK 485 million, or 21.5%, to total interest and related income in 2014, which was NOK 2,261 million. Changes in total interest and related income are discussed in the following paragraphs.

Interest and related income on loans decreased by NOK 360 million, or 24.0%, from 2015 to 2016. Interest and related income on loans decreased by NOK 474 million, or 24.0% from 2014 to 2015.

Interest and related income on securities and other interest and related income decreased by NOK 138 million, or 50.0% from 2015 to 2016. Interest and related income on securities and other interest and related income decreased by NOK 10 million, or 3.5%, from 2014 to 2015.

Total interest and related expenses in 2016 was NOK 1,019 million compared to NOK 1,402 million in 2015, driven by a decrease of NOK 383 million (27.3%) of interest and commissions on the Company’s debt during this period. Total interest and related expenses in 2015 was NOK 1,402 million compared to NOK 1,800 million in 2014, which was driven by a decrease of NOK 398 million (22.1%) of interest and commissions on the Company’s debt during this period.

The reasons for such changes are described in the paragraphs above. See also “— Average balance sheet and net interest income” and “— Changes in net interest income — volume and rate analysis.”

The Company’s net interest income is composed of interest income on equity-funded assets and net interest income on debt-funded assets, represented by the Company’s loans and other investments. Net interest income in 2016 was NOK 260 million, a 30.5% decrease from net interest income of NOK 374 million in 2015, itself an 18.9% decrease from net interest income of NOK 461 million in 2014. The main reason for the decrease in net interest income in both 2016 and 2015 was the decrease in the average balance of interest bearing assets and liabilities, combined with reduced margins on investments.

In addition to net interest income, profit/(loss) for the year is affected by commissions earned and paid, gains/(losses) on financial instruments at fair value, other income and total operating expenses. Changes in these factors are discussed in the following paragraphs.

Net gains/(losses) on financial instruments at fair value showed a total loss of NOK 903 million in 2016, compared to a loss of NOK 792 million in 2015 and to a loss of NOK 6,070 million in 2014.

During 2016, volatility in the international capital markets continued to cause fluctuations in the fair value measurements of financial instruments. After the implementation of the Portfolio Hedge Agreement with Eksportfinans shareholders on February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In 2016, unrealized losses on Eksportfinans’ own debt amounted to NOK 46 million, compared to unrealized gains of NOK 365 million in 2015 and unrealized losses of NOK 9,313 million in 2014 (see note 5 to the accompanying audited consolidated financial statements). Net of derivatives, this amounted to an unrealized loss of NOK 818 million in 2016, compared to an unrealized loss of NOK 682 million in 2015 and an unrealized loss of NOK 6,024 million in 2014 (see note 28.4 to the accompanying audited consolidated financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 0.8 billion as of December 31, 2016. The unrealized gains are caused by the spread increase following the ratings downgrades of Eksportfinans. These unrealized gains on own debt will be reversed as unrealized losses in future periods following credit spread tightening and running of time. Eksportfinans’ capital adequacy will not be affected by this effect in any material way.

Of the total net losses on financial instruments at fair value of NOK 903 million in 2016, NOK 612 million was unrealized losses on financial instruments. Of the total net losses on financial instruments at fair value of NOK 792 million in 2015, NOK 700 million was unrealized losses on financial instrument. Of the total net losses on financial instruments at fair value of NOK 6,070 million in 2014, NOK 6,017 million was unrealized losses on financial instruments. See note 5 to our audited consolidated financial statements in Item 18 for a specification of the unrealized loss per class of financial instruments. For most classes of financial instruments presented in note 5, there is an economic hedge in place to hedge against changes in credit risk, foreign currency risk or other market risk. Since we do not apply hedge accounting for any of our financial instruments, an analysis of each individual line item in note 5 will not be meaningful. For example, a change in fair value of one financial derivative will have an offsetting change in fair value on the bond debt line item in note 5. A more meaningful analysis can be made on unrealized gains or losses after the impact of economic hedges. Such numbers are presented in the table in note 28.4 to our audited consolidated financial statements.

As shown in the table in note 28.4 to the audited consolidated financial statements, the unrealized losses of NOK 612 million in 2016 came almost entirely from unrealized losses on bond debt (net of derivatives) of NOK 818 million. The unrealized losses of NOK 700 million in 2015 came almost entirely from unrealized losses on bond debt (net of derivatives) of NOK 682 million. The unrealized losses of NOK 6,018 million in 2014 came almost entirely from unrealized losses on bond debt (net of derivatives) of NOK 6,024 million. The unrealized losses in 2016, 2015 and 2014 were almost entirely related to reversals of unrealized gains in 2011. The fair value of bond debt is established using a discounted cash flow model as presented under the heading “Bond debt” in note 4.1 to our audited consolidated financial statements. The most significant assumption impacting the fair value of bond debt is the credit spread assumption. During 2016, the credit spreads on the Company’s bond debt changed from an interval of 100 to 175 basis points for different maturities as of December 31, 2015 to an interval of 75 to 125 basis points for different maturities as of December 31, 2016. As of December 31, 2014, the credit spreads on the Company’s bond debt were in an interval ranging from 132 to 175 basis points for different maturities. The decrease in credit spread in 2016 was not as significant as in 2015 and 2014. The significant decrease in credit spread in 2015 and 2014 caused a significant increase in the fair value of the Company’s bond debt in 2015 and 2014, respectively, which is reflected in the level of unrealized losses on bond debt in 2015 and 2014.

The Company recorded unrealized gains on loans of NOK 110 million in the year ended December 31, 2016, compared to losses of NOK 68 million in the year ended December 31, 2015, to losses on loans of NOK 30 million in the year ended December 31, 2014. The fair values of loans are determined using a discounted cash flow model, incorporating appropriate yield curves and credit spreads obtained from the market.

For the year ended December 31, 2016, the Company recorded unrealized gains of NOK 102 million on securities, compared to unrealized gains of NOK 74 million in the year ended December 31, 2015 and unrealized gains of NOK 17 million in the year ended December 31, 2014. The fair value of the securities portfolio is established using a valuation model or quoted market prices. The most significant inputs to the valuation model are indices based on credit spreads and liquidity.

Other income amounted to NOK 243 million in 2016, compared to NOK 14 million in 2015 and NOK 12 million in 2014. The reason for the high other income in 2016, is the sale of the shares in the subsidiary Dronning Mauds gt 15 AS. Through this subsidiary, the Company owned 68.3 % of an office building in Dronning Mauds gt 15, gnr 209, bnr 430 in Oslo. The shares in this subsidiary were sold in April 2016, resulting in a gain of NOK 243 million. See note 15 in the accompanied audited consolidated financial statements.

Total operating expenses were NOK 107 million in 2016, compared with NOK 142 million in 2015 and NOK 180 million in 2014, with the decrease in 2016 mainly due to the lower level of activity.

Pre-tax operating results showed a loss of NOK 453 million in 2016, compared to a loss of NOK 548 million in 2015 and a loss of NOK 5,779 million in 2014.

The Company’s total taxes for 2016 were an income of NOK 177 million (which includes a decrease in deferred taxes of NOK 195 million), compared to an income of NOK 171 million in 2015 and an income of NOK 1,506 million in 2014. The statutory tax rate applied to pre-tax profit/(loss) in 2016 was 25% vs 27% in 2015.. Deferred taxes as of December 31, 2015 are calculated at 25%. The tax rate was changed to 25% effective from 2016, and deferred taxes as of December 31, 2015 and December 31, 2016 were calculated accordingly.

Other comprehensive income showed a loss of NOK 14 million in 2016, compared to a gain of NOK 25 million in 2015 and a loss of NOK 41 million in 2014.

As a result of the previously discussed line items, total comprehensive income for the year 2016 showed a loss of NOK 345 million, compared to a loss of NOK 351 million in 2015 and a loss of NOK 4,314 million in 2014.

Profit excluding unrealized gains and losses on financial instruments (see the table below), which is a non-GAAP/IFRS financial measure, amounted to NOK 177 million in 2016, NOK 172 million in 2015 and NOK 130 million in 2014. The increase from 2015 to 2016 was mainly due to the gain on the sale of the subsidiary Eiendomsselskapet Dronning Mauds gt 15 AS of NOK 243 million, offset by the provision made in connection with the judgment regarding the 108 agreement with the Ministry of Trade, Industry and Fisheries (see note 35). The increase from 2014 to 2015 was mainly due to a gain in 2015 of NOK 30 million related to the realization of ISK 2 billion from previously frozen funds in Iceland, as well as a reversal of a contingency of NOK 26 million related to Lehman Brothers International (Europe) (in administration), and an actuarial gain of NOK 25 million after tax related to changes in estimated pension commitments in 2015. The lower level of interest generating assets had an adverse effect. The Company’s management considers profit excluding unrealized gains and losses on financial instruments to be an important measure because it provides better insight into the Company’s underlying business operations without the volatility caused by fair value fluctuations.

Reconciliation of total comprehensive income to the non-GAAP/IFRS profit for the period excluding unrealized gains/(losses)

Year ended December 31,
(NOK millions)	2016	2015	2014
Total comprehensive income	(345)	(351)	(4,314)
Net unrealized losses/(gains) on financial instruments at fair value (1)	612	700	6,017
Realized losses hedged by the Portfolio Hedge Agreement	—	62	—
Unrealized gains/(losses) related to Icelandic bank exposure	71	(12)	(7)
Tax-effect of the items above	(161)	(227)	(1,566)
Profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	177	172	130
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	2.3%	2.3%	1.8%

(1)	For further details, see note 5 to our audited consolidated financial statements in Item 18.

On February 16, 2017, the Board proposed not to pay any dividend related to the fiscal year 2016, in line with fiscal years 2015 and 2014.

There were no new disbursements of export-related loans in 2016, the same as in 2015, and 2014. Eksportfinans’ total outstanding export-related loans decreased to NOK 16.7 billion at December 31, 2016 from NOK 26.4 billion at December 31, 2015 and NOK 36.1 billion as of December 31, 2014. The decrease in outstanding export lending was due to the Company’s decision to cease lending activity, except where commitments already existed, after the Government announced the establishment of a new export financing entity on November 18, 2011.  On June 24, 2009, Kommunekreditt Norge AS was sold to KLP. At the same time, NOK 11 billion of loans from Kommunekreditt to Norwegian municipalities were sold to Eksportfinans ASA at market value. Eksportfinans ASA expects to hold this portfolio of municipal loans to maturity. As part of the sale, Eksportfinans also provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion, secured by Kommunekreditt’s loans that were outstanding as of Closing. This loan was contractually set to be repaid in eight equal, quarterly amounts, with the last installment paid in September of 2011 as per the contract. Eksportfinans’ total involvement in local government lending totaled NOK 1.6 billion at year-end 2016, compared to NOK 1.8 billion in 2015 and NOK 3.0 billion at year-end 2014.

Average balance sheet and net interest income

	2016			2015			2014
(unaudited)	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %	Average Balance (NOK millions)	Interest (NOK millions)	Average rate %
Cash, bank deposit, repo with credit
institution	2,571	23	0.89%	4,722	44	0.93%	5,240	16	0.31%
Municipal and county loans	1,600	22	1.38%	2,155	39	1.81%	4,562	123	2.69%
Export-related loans	21,352	1,104	5.17%	31,444	1,455	4.63%	42,597	1,846	4.33%
Debt securities	15,855	117	0.74%	29,983	229	0.76%	31,363	264	0.84%
Cash collateral	2,744	7	0.26%	3,346	3	0.09%	3,039	2	0.08%
Other related income		6			6			8
Total interest earnings assets	44,122	1,279	2.90%	71,650	1,776	2.48%	86,801	2,261	2.60%

Commercial paper	—	—	0.00%	—	—	0.00%	—	—	0.00%
Bond debt net of reacquired debt	36,005	1,009	2.80%	60,823	1,387	2.28%	74,669	1,782	2.39%
Subordinated debt and capital
contribution securities	—	—	0.00%	1,152	4	0.35%	394	3	0.73%
Cash collateral	1,622	3	0.18%	3,363	4	0.09%	4,469	4	0.09%
Other debt	28	1	3,57%	43	3	6,54%	44	3	6,54%
Other related expenses		6			6			9
Total interest bearing liabilities	37,655	1,019	2.71%	65,381	1,402	2.14%	79,576	1,800	2.26%
Net interest earnings (*)		260			374			461
Net yield on interest-earning assets (**)			0.19%			0.34%			0.34%

(*)	Difference between total interest earned and total interest expense.

(**)	Net interest earnings divided by total interest-earning assets.

Apart from the Icelandic bank exposure, there are no non-accruing loans. For further details, see note 27.4 to our audited consolidated financial statements in Item 18.

The average balances shown in the table are daily averages.

Changes in net interest income — volume and rate analysis

The following table breaks down changes in net interest income between changes in volume and changes in interest rates for the periods 2016, 2015, and 2014. Volume and rate variances have been calculated based on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

(NOK millions)	2016/2015 Change due to increase/(decrease) in:			2015/2014 Change due to increase/(decrease) in:
	Total change	Volume	Rate	Total change	Volume	Rate
Interest receivable
Cash, bank deposits and reverse repos
with credit institutions	(21)	(20)	(1)	28	(2)	30
Municipal and county loans	(17)	(10)	(7)	(84)	(65)	(19)
Export-related loans	(351)	(467)	116	(391)	(483)	92
Debt securities	(112)	(1108)	(4)	(36)	(12)	(24)
Cash collateral	4	(1)	5	1	—	1
Other related income	—	—	—	(2)	(2)	—
Total interest receivable (1)	(497)	(683)	185	(485)	(399)	(86)
Interest payable
Bond debt net of reacquired debt	(378)	(566)	188	(395)	(330)	(64)
Subordinated debt and capital
contribution securities	(4)	(4)	—	1	5	(4)
Cash collateral	1	(1)	2	(2)	(1)	(1)
Other debt	(2)	(1)	(1)	—	—	—
Other related expenses	—	—	—	(2)	(2)	—
Total interest payable (1)	(383)	(585)	212	(398)	(321)	(77)
Movement in net interest income
(Decrease)/increase in interest receivable	(497)	(683)	185	(485)	(399)	(86)
Decrease/(increase) in interest payable	383	595	(212)	398	321	77
Total change in net interest income	(114)	(88)	(27)	(87)	(78)	(9)

(1)	The volume and rate variances on total interest receivable and total interest payable are calculated on the total amounts, which do not add up to the total of each group of balance sheet items. This is due to the different rate of growth in volume on individual balance sheet items and the total volume.

The Company had no loan commitments at December 31, 2016. As at December 31, 2015 the company had no loan commitments, and approximately NOK 261 million in loan commitments at December 31, 2014. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Loan Commitments”.

There were no new loan disbursements during 2016, 2015, or 2014. No loan disbursements have been made for municipal and county transactions since the sale of Kommunekreditt. Historically, loan disbursements for export transactions were principally denominated in U.S. dollars and Norwegian kroner to the shipping and offshore oil and gas sectors. Loan disbursements for loans acquired from shareholders may fluctuate from year to year depending on the volume of eligible loans and the banks funding requirements.

Export-related loans accounted for NOK 17 billion, or 91.5% of total loans outstanding at December 31, 2016 as compared to NOK 26 billion, or 93% of total loans outstanding at December 31, 2015, and NOK 36 billion, or 92% of total loans outstanding in 2014.

Export transactions

Prior to November 18, 2011, the demand for loans from Eksportfinans was primarily driven by general macro-economic factors and the competitiveness of the loans offered. Key macro-economic factors included the level of interest rates and global demand for goods and services provided by Norwegian industry. We believe that the competitiveness of the Company’s loans reflected our relatively low cost of funds, low operating costs and favorable credit ratings, as well as the terms of the program we administered on behalf of the Government. In 2016 and 2015 there were no new loan disbursements. For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loan — Composition of Loans”.

As at December 31, 2016, loans for ship financing represented 54% of total export transaction loans outstanding. Loans for capital goods as of December 31, 2016 comprised 36% of total export transaction loans outstanding. Loans for additional export-related activities represented 9% of total export loans outstanding in 2016. As of December 31, 2015, loans for ship financing represented 49% of total export transaction loans outstanding (48% as of December 31, 2014). Loans for capital goods as of December 31, 2015 comprised 31% of total export transaction loans outstanding (28% as of December 31, 2014). Loans for additional export-related and international activities include loans for the international expansion of Norwegian industry and for domestic investments in Norway. Loans for additional export-related and international activities represented 20% of total outstanding export transaction loans in 2015, (24% as of December 31, 2014). For further details, see Item 4.B. “Business Overview — LOANS — Analysis of Loans — Composition of Loans”.

Municipal and County Transactions

Since the sale of Kommunekreditt in 2009, no loan disbursements have been made for municipal and county lending. For further details of the sale of Kommunekreditt, see Item 4.B. “Business Overview — Loans — Municipal Lending — Sale of Kommunekreditt”. At December 31, 2016, the Retained Municipal Portfolio amounted to NOK 1.55 billion.

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

Fair value of financial instruments

The Company has elected the fair value option for most financial assets and liabilities. The Company generally goes through the following process to establish fair value for each financial instrument:

●	First, the Company seeks to identify current quoted prices in active markets.

●	If there are no current quoted prices, the Company seeks to identify recent transactions for the same instrument.

●	If there are no quoted prices for the same instrument, the Company seeks to identify quoted prices for another instrument judged to be substantially the same.

●	If there are no recently quoted prices for the financial instrument or similar instruments, the Company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.

●	In certain instances, it is necessary for the Company to use unobservable inputs in the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.

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

For export lending, credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Guarantee Institute. As discussed under Item 3.D. “Key Information — Risk Factors”, Eksportfinans relies on credit ratings. As ratings are longer term through the cycle assessments they by definition cannot assess day to day credit risk in an adequate manner. Consequently, the Company relies on other market signals in day to day business. The Company believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed as of the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread, including monitoring of credit ratings of guarantors and analysis of the development of initial margins over time. The spreads applied to fair value measurement of export loans are unobservable in the market. The method that the Company has deemed the most correct in absence of suitable market spreads has produced variation in credit spreads of 4 basis points on average for the guaranteed portfolio over the history for which the Company has data for. As of December 31, 2016, the guaranteed portfolio constitutes 66 % of the loan portfolio and is assessed using this methodology.

Plain borrowings are priced based on credit spreads obtained in the market. Our structured borrowings were priced based on our prices from new issues until the Government’s decision in November 2011. Following the substantial ratings downgrades, which effectively stopped new issuances by the Company, the Company has used quotes from Eksportfinans traded debt for corresponding maturities and currencies both for structured and plain funding. As fewer benchmarks are outstanding and the trading activity in the benchmarks is lower, the Company has decided to use broker quotes from the major provider of such quotes in the Norwegian market. These quotes have been compared to the historical benchmark credit spreads observed on Bloomberg to ensure high correlation with historical trading prices. The credit spreads for the combined borrowing portfolio have varied 133 basis points during a month 95% of the time over the past five years. Such credit spread volatility in the funding portfolio as of year-end 2016 going forward would result in a month on month gain/loss of NOK 1,000 million (more than NOK 1,500 million as of December 31, 2015) with 95% probability. Since the multi-notch downgrade of Eksportfinans in November 2011, the credit spread volatility has been high, but decreasing over the last years. A one basis point increase in credit spreads would have resulted in an estimated gain of NOK 8 million as of December 31, 2016 (NOK 11 million as of December 31, 2015). We do not expect volatility to return to the levels that existed prior to the Government’s decision any time soon.

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

B. LIQUIDITY AND CAPITAL RESOURCES

We displayed positive financial performance in 2016 and demonstrated a solid core capital adequacy ratio of 61-% as of December 31, 2016. The Board has decided not to propose a dividend for 2016.

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

After the Government’s decision triggered the substantial downgrades in the Company’s credit ratings, the Company has not accessed the capital markets for funding and the prime focus for the liquidity reserve portfolio is to preserve sufficient liquidity. Our asset and liability balance is frequently assessed and stressed against adverse market scenarios in combination with our current funding cessation. We see that our asset-liability position is positive and is expected to remain as such despite a continued absence of new funding.

Commercial paper borrowings

Eksportfinans has not borrowed in the commercial paper market since 2011 and has not had any outstanding commercial paper borrowings since 2012. Historically, commercial paper borrowings were primarily made through the Company´s U.S. dollar and euro commercial paper programs.

Bond borrowings

Senior funding

The company has not accessed the funding markets since November 18, 2011. Historically, the Company borrowed through domestic and international issuances of debt securities in public offerings and private placements. The choice of market, currency and structure of the Company’s debt issuances depended, to a large extent, on which type of issuance results in the lowest overall cost of funds, taking into account necessary hedging transactions as well as the Company’s limits on diversification and mix of plain vanilla versus structured funding. The Company’s total bond debt at December 31, 2016, 2015, and 2014, was NOK 23,254 million, NOK 51,882 million, and NOK 66,413 million, respectively.

Eksportfinans’ EMTN program facilitated borrowings in a variety of currencies and with different repayment structures, with any maturity as may be agreed between the Company and the relevant purchaser, and as indicated in the applicable final terms. At December 31, 2016, USD 1,597 million was outstanding under this program compared to USD 2,153 million at December 31, 2015 and USD 3,635 million at December 31, 2014.

A U.S. medium-term note program was established in June 2004, under which USD 1,000 million was outstanding as of December 31, 2016 compared to USD 3,238, million at December 31, 2015 and USD 4,492 million at December 31, 2014.

The Company is registered as a borrower in the domestic Japanese market through a securities registration statement providing for a primary and secondary shelf. As of December 31, 2016 no bond issues were outstanding on the primary shelf while JPY 3,597 million in uridashi offerings was outstanding. The following table shows the composition of the Company’s senior bond debt measured at fair value as at December 31, 2016, 2015 and 2014:

Composition of Bond Debt (NOK millions)
Structure Type	December 31, 2016	December 31, 2015	December 31, 2014
Plain vanilla	14,782	42,670	47,689
Foreign Exchange Linked	3,869	4,382	13,705
Equity Linked	330	384	1,110
Commodity Linked	-	-	20
Other	3,640	3,739	3,889

 The following information provides further information as to the average amounts outstanding and related interest rates applicable to senior bond debt:

Bond Debt (NOK millions except percentages)
Period ended December 31,	Average amount outstanding	Maximum amount outstanding	Actual amount outstanding at December 31.	Average interest rate
2016	34,090	51,019	22,620	2.46%
2015	60,570	70,868	51,174	3.48%
2014	73,269	80,496	66,413	1.95%

Liquidity Facility Agreements

Eksportfinans is the borrower under a committed liquidity facility (by way of revolving loans) with a syndicate of major owner banks consisting of Danske Bank A/S, DNB Bank ASA and Nordea Bank Norge ASA with a maximum facility amount of USD 250 million backing the ordinary course of business. It is the intention of the parties that this agreement will be renewed annually as deemed necessary. No amounts have been drawn under this agreement. For further details, see Item 7.B. “Related Party Transactions — Committed Liquidity Facility Agreement”. Eksportfinans has no access to the Repo Facility Agreement made available by the Central Bank in Norway to Norwegian banks.

Liquidity Portfolio

We have a significant portfolio of securities, consisting of the Liquidity Reserve Portfolio and the PHA Portfolio, each as further described below. Together, these securities are also referred to as the “Liquidity Portfolio”. The Liquidity Portfolio is held and managed in order to provide liquidity. The Liquidity Portfolio consists mostly of highly rated covered bonds, asset-backed securities, senior bank notes and bonds issued by Norwegian municipalities.

Liquidity Reserve Portfolio. The Liquidity Reserve Portfolio was established in the first half of 2008 after the entry into the Portfolio Hedge Agreement and had a market value of approximately NOK 4.4 billion as of December 31, 2016 (NOK 18 billion as of December 31, 2015). The portfolio consists mainly of covered bonds with short maturities and bonds issued by Norwegian municipalities. The portfolio has an average rating of AA+. The primary purpose of the Liquidity Reserve Portfolio is to provide a liquidity buffer. It can be used as a buffer for fluctuations in the cash flow profile, due to either unexpected prepayment on the asset side or liabilities maturing early due to structured funding calls/triggers being activated. The Company invests in money market instruments, such as commercial paper, certificates of deposit, repurchase agreements and bank deposits, and in longer-term securities such as bonds and covered bonds. . The issuers of securities or deposit-taking institutions accepted by Eksportfinans for the purpose of such investments are chosen according to the same credit criteria as guarantors for loans. For further details, see Item 4.B. “Business Overview — Loans — Export Lending — Credit Support, Credit Monitoring and Assessment”.

PHA Portfolio. The underlying securities of the PHA Portfolio had a market value of approximately NOK 4.4 billion as of December 31, 2016 (approximately NOK 6.2 billion as of December 31, 2015) and consist of approximately 26% senior bonds from banks, agencies and treasuries with an average rating of A-. The remaining 74% of the portfolio consists of asset-backed securities (ABS) with an average rating of A-. ABS’s are securities that are based on pools of assets such as mortgage loans or student loans, or collateralized cash flows from a specified pool of underlying assets. The issuer is usually a special purpose vehicle that has purchased the underlying assets from an originator of the assets. In most cases, the ABS transactions are divided into tranches of varying seniority. The Company may engage in repurchase and reverse repurchase transactions as well as buy and sell/sell and buy back transactions (Repo Transactions) in respect of securities in the portfolio. Eksportfinans may sell securities but is obliged to pay a pro rata amount to each guarantor that equals face value of each sold security. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”.

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

		As of December 31,
(NOK millions)		2016	2015	2014
Liquidity Reserve Portfolio	Trading portfolio
	Money market instruments	-	2,247	-
	Senior bank notes and bonds	570	5,870	10,011
	Treasury Bills	-	1,609	1,172
	Covered Bonds	1,088	2,622	7,229
	Other securities	2,764	5,654	2,714
	Total Liquidity Reserve Portfolio	4,423	18,002	21,126
PHA Portfolio	Trading portfolio
	Asset-backed securities	3,236	4,289	5,166
	Total trading portfolio	3,236	4,289	5,166
	Other securities at fair value through profit and loss
	Senior bank notes and bonds	1,032	1,770	1,699
	Other securities	0,131	0,125	-
	Total other securities at fair value through profit and loss	1,164	1,895	1,699
	Total PHA Portfolio	4,399	6,184	6,865
	Total Liquidity Portfolio	8,823	24,186	27,991

 The securities in the Liquidity Portfolio are measured at fair value. Fair value is established as described in note 4 to our audited consolidated financial statements in Item 18. Credit spread sensitivity is described in note 27.7 to our audited consolidated financial statements in Item 18.

The following table sets forth with respect to the Liquidity Portfolio the maturities of the note debt (after deducting the carrying amount of debt securities repurchased by Eksportfinans), loans and long-term investments as of December 31, 2016, and the cumulative liquidity (as measured by short-term liquidity as of December 31, 2016, plus the difference between the amounts of maturing loans/investments and the amounts of maturing bond debt) based on bond debt/long-term investments and loans outstanding at such date. The amounts are based on estimated maturities.

Year	Long-Term Debt Maturing (2)	Loan Receivables Maturing (3)	Long-Term Investments Maturing (PHA Portfolio) (4)	Cumulative Liquidity(5)
		(NOK billions)
Short-term liquidity at December 31, 2016 (1)				5.4
2017	11.2	5.1	1.8	1.1
2018	1.7	3.6	0.4	3.5
2019	2.4	3.0	0.3	4.4
2020	1.1	2.3	0.3	5.9
2021	2.3	1.3	0.5	5.4
2022	0.5	0.9	0.3	6.0
2023	0.2	0.5	0.3	6.6
2024	0.0	0.4	0.2	7.3
Thereafter	4.0	1.1	0.5	4.8
Total	23.4	18.1	4.6

(1)	Short-term liquidity is comprised of the sum of our Liquidity Reserve Portfolio (at fair value) and deposits.

(2)	Principal outstanding of own debt securities. The column includes single- and multi-callable issues. Includes notional cash flows of derivatives economically hedging structured bond debt.

(3)	Represents principal outstanding of Loan Receivables.

(4)	Represents principal outstanding of investments in the PHA Portfolio

(5)	Represents estimated cumulative liquidity at year-end except for the first row which states actual liquidity at December 31, 2016.

Capital Adequacy

Capital adequacy is calculated in accordance with regulations promulgated by the Banking, Insurance and Securities Commission of Norway. See also Item 4.B. “Business Overview — Supervision and Regulation”. Under these regulations, the capital adequacy requirement for the years 2014–2016 was 8%. As of December 31, 2016, Eksportfinans’ capital adequacy ratio was 61.6%, compared with 36.5%, as of December 31, 2015 and 24.4% as of December 31, 2014. The core capital adequacy ratio was 61.6% as of December 31, 2016, compared to 36.5% as of December 31, 2015 and 24.3% as of December 31, 2014.  Dividends are determined with the aim of ensuring an adequate level of capital for Eksportfinans as well as a satisfactory return for its shareholders. As proposed by the Board of Directors, the General Assembly decided on April 6, 2017 not to pay dividends related to the fiscal year 2016. On April 14, 2016, the General Assembly and the Council of Representatives declared no dividend related to the fiscal year 2015. On April 16, 2015, the General Assembly and the Council of Representatives declared no dividend related to the fiscal year 2014.

During the past year, Eksportfinans has complied with all its externally imposed capital requirements.

The tables below give details of the Company’s risk capital, risk-weighted balance sheet and off-balance sheet items as of December 31, 2016, 2015 and 2014:

Risk capital

	As of December 31,
(NOK millions and as percentage of risk-weighted assets and off-balance sheet)	2016		2015		2014
Share capital	2,771		2,771		2,771
Share premium reserve	—		—		—
Reserve for unrealized gains	81		566		1,043
Other equity	4,213		4,072		3,946
Total equity	7,065		7,409		7,760
Declared dividends	—		—		—
Deductions	620		1,225		1,786
Additions	—		—		13
Total core capital:	6,445	61.0%	6,184	36.53%	6,987	24.3%
Subordinated debt	—		—		—
Capital contribution securities not included in core capital	—		—		—
Deductions	—		—		—
Additions					37
Additional capital:	—	0.0%	—	0.0%	37	0.1%
Total risk capital	6,445	61.0%	6,184	36.5%	6,024	24.4%

 Risk-weighted balance sheet and off-balance sheet items

	As of December 31,
(NOK millions)	2016		2015		2014
	Book value	Weighted value	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	2,251	670	7,053	2,613	12,370	4,330
Loans due from customers	17,270	4,135	24,462	5,704	33,372	8,839
Securities	8,822	1,422	24,187	2,276	27,991	3,974
of which held for trading	4,423	127	22,292	1,761	26,292	3,399
Financial derivatives	1,804	1,284	4,293	2,072	7,071	2,843
Other assets	3,024	948	5,147	903	4,822	807
Total assets on balance sheet	33,171	8,459	65,142	13,568	85,626	20,794
Off-balance sheet items	—	51	—	53	—	70
Operational risk	—	588	—	1,079	—	1,847
Foreign currency exchange risk	—	—_	—	704	—	546
CVA	—	1,463	—	1,558	—	1,419
Total risk-weighted assets	—	10,561	—	16,962	—	24,677

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D. TREND INFORMATION

Lending

Since the Government’s announcement on November 18, 2011, to the effect that new Government-supported export lending will be made by a new state entity, the Company has not engaged in new lending activities.

Funding

Following the Government’s decision to establish a new state owned entity to manage the export financing scheme on November 18, 2011, the Company has not had a need for additional funding.

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

F. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The table below gives details of the contractual long-term obligations and commercial commitments of the Company as of December 31, 2016.

(NOK millions)
Contractual obligations	Total	Up to and including 1 year	From 1 year up to and including 5 years	After 5 years
Bond debt	24,886	11,797	7,834	5,254

Other liabilities	1,042	921	4	117
Total	25,928	12,718	7,838	5,371

(NOK millions)
Other commercial commitments	Total	Up to and including 1 year	From 1 year up to and including 5 years	After 5 years
Commercial loan commitments (1)	—	—	—	—
Financial guarantees	103	103	—	—
Total	103	103	—	—

(1)	Based on signed loan agreements.

Information on the nature of the Company’s operating lease commitments is provided in note 6 to our audited consolidated financial statements in Item 18.

Our commercial commitments are explained in note 29.3 to our audited consolidated financial statements in Item 18.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The directors and the principal executive officers of Eksportfinans as of December 31, 2016 were:

Name	Title

Sigurd Carlsen	Chairperson of the Board and Director
Christian Berg	Deputy Chairperson of the Board and Director
Tone Lunde Bakker	Director
Bjørn Berg	Director
Marianne Heien Blystad	Director
Rune Helgeland	Director elected by the employees

Pål Jensen	Alternate Director elected by the employees

Geir Bergvoll	Chief Executive Officer
Jens Olav Feiring	Executive Vice President and General Counsel
Christian Grøm	Executive Vice President, Risk Management
Martine Mills Hagen	Executive Vice President, Funding and Lending
Elise Lindbæk	Executive Vice President, Staff
Geir Ove Olsen	Executive Vice President, Financial Control and Internal Bank

Under Norwegian law the employees may require that an observer to the Board shall be elected by and among the employees. The observer is entitled to engage in discussions with the board at meetings, but do not carry voting rights. Mr. Ole Anders Næss has been elected as observer, with Siri Brustad as alternate observer.

Mr. Sigurd Carlsen (born 1959) joined the Board in 2012. Mr. Carlsen became Chairperson of the Board and the Remuneration Committee on November 1, 2014. He was Deputy Chairperson of the Board and Head of the Audit Committee and Risk Committee until November 1, 2014. He is Chief Risk Officer in Nordea Bank Norge ASA (since January 1, 2017 he has been employed by Nordea Bank AB (publ) Norwegian Branch) and has held various leading positions within Nordea since he was first employed by the bank in 1986. Mr. Carlsen has a business degree from the BI Norwegian Business School, and holds a Master of International Management from Thunderbird School of Global Management (then the American Graduate School of International Management) in Arizona, USA.

 Mr. Christian Berg (born 1969) joined the Board in 2011. Mr. Berg became Deputy Chairperson of the Board on November 1, 2014 and is a member of the Audit Committee and the Risk Committee. He has been Group CFO of Wilh. Wilhelmsen Holding ASA since April 2016. He was previously Senior Partner of HitecVision AS. Until January 2012, he was CEO of Hafslund ASA. Prior to this, he was CFO of the company from 2001, after serving as manager of group financial investments. He has previous experience from positions at PwC and the investment company Brothers AS. Mr. Berg has a business degree from the Norwegian School of Economics and Business Administration (NHH).

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

Ms. Marianne Heien Blystad (born 1958) joined the Board in 2007. Ms. Blystad is a Board Member and Member of the Remuneration Committee. She is an Attorney-at-law with the law firm Ro Sommernes. Prior to this, she was associated with the law firms Nordia SA and Bull & Co. Previous experience includes positions in Blystad Shipping and Trading, Eksportfinans and Citibank. Ms. Blystad holds a business degree from the BI Norwegian Business School and a law degree from the University of Oslo.

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

Mr. Ole Anders Næss (born 1979) is an observer to the Board since 2016 and Main Representative, elected by the employees of Eksportfinans. He joined Eksportfinans in 2008, and has held prior positions in the Back Office, Risk Management and Funding departments. Since 2010 he has been a Senior Portfolio Manager in Treasury. Mr. Næss has a Bachelor degree in Business Administration and a Master of Science degree in Financial Economics from BI Norwegian Business School.

Mr. Pål Jensen is an alternate director to the Board, elected by the employees. He was elected in 2016, and his current term expires in 2018. Mr. Jensen joined Eksportfinans in 1994 and is Senior Portfolio Manager in Treasury.

Ms. Siri Brustad is an alternate observer to the Board, elected by the employees. She was elected in 2016, and her current term expires in 2018. Ms Brustad joined Eksportfinans in 2004 and is Senior Controller Accounting.

Mr. Geir Bergvoll (born 1952) is CEO. He was Chairman of the Board of Directors of Eksportfinans from 2008 to November 2014. He held the position as Head of Mergers and Acquisitions in DNB Bank in Oslo from 2007 to 2014, and he was Division Manager in DnB NOR Asset Management between 2005 and 2007. Prior to this, he has held several managerial positions within the bank. He started in DNB (then Sparebanken NOR) in 1990, following a period as bank manager of ABC-Bank. Mr. Bergvoll holds a degree in economics from the University of Oslo.

Mr. Jens Olav Feiring (born 1946) joined Eksportfinans in 1974. Mr. Feiring is Executive Vice President and General Counsel. He has a law degree from the University of Oslo and joined Eksportfinans as legal advisor. He has previously held the position as EVP and Director of the Legal Department in the company from 1981 to September 2011 and returned to the position in February 2012.

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

Ms. Martine Mills Hagen (born 1968) joined Eksportfinans in 2005. Ms. Mills Hagen is Executive Vice President and Director of Funding and Lending. She was Head of Funding from 2007 to July 2012. She has previously been with Kommunalbanken, Bankers Trust International (London) and Tokai Bank Europe (London). Ms Mills Hagen has an MA in Economics and Politics from the University of Glasgow and an Executive MBA from ESCP Europe in Paris and the BI Norwegian Business School in Oslo.

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

Eksportfinans believes that there are no family relationships between any of the above officers or directors, nor are there any arrangements or understandings under which any of these officers or directors were elected to serve. Certain of Eksportfinans’ directors are also directors and/or officers of certain of Eksportfinans’ shareholders.

Mr. Bjørn Berg, Mr. Sigurd Carlsen and Ms. Tone Lunde Bakker are representatives of the owners on the Board of Directors.

B. COMPENSATION

For further details, see note 33 to our audited consolidated financial statements in Item 18.

C. BOARD PRACTICES

Board of Directors

Eksportfinans’ Board of Directors is comprised of a minimum of six and a maximum of eight elected members, including one member elected by and among the employees. In addition, from 2016 there is one observer elected by the employees. The member and observer elected by the employees both have personal deputies. The members elected by the shareholders are appointed for one-year terms. The employee’s representative and observer are elected for two-year terms. The members elected by the shareholders are appointed by the Annual General Meeting based on nominations from the Nomination Committee. The Board of Directors meets at least six times a year, and all actions taken by the Board require a majority vote. The Board of Directors has the power to make all lending and borrowing decisions for Eksportfinans and has delegated such power, to a certain extent, to the CEO. The Board of Directors also appoints the CEO.

Executive Management

The CEO has responsibility for the day-to-day conduct of Eksportfinans’ business, subject to standing instructions issued by the Board of Directors. The CEO has established a Management Board consisting of Executive Vice Presidents Mr. Jens Olav Feiring, Mr. Christian Grøm, Ms. Martine Mills Hagen, Ms. Elise Lindbæk and Mr. Geir Ove Olsen. The Management Board meets on a weekly basis.

The Board of Directors appoints Executive Officers to serve until resignation, death or removal by the Board.

Accountants and Audit Committee

The Financial Companies Act revoked the prior requirement under the Financial Institutions Act for a financial institution to maintain a Council of Representatives and a Control Committee as mandatory supervisory bodies. Subsequently, the Board of Directors has resolved to abolish both the Council of Representatives and the Control Committee as corporate bodies and invited the General Meeting to approve changes in the Articles of Association to that effect. Subsequent approval was made at the Annual General Meeting in April, 2016. According to the Financial Companies Act the mandatory supervisory and controlling bodies of a Norwegian financial company such as Eksportfinans, in addition to the Board of Directors, are the Internal Auditor organized and hired by the Board of Directors, the Independent Auditor elected by the General Meeting and the Audit Committee, a committee within the Board of Directors, whose members are elected by and among the members of the Board of Directors.

Independent auditors audit the accounts of the Company annually. The independent auditors are state-authorized public accountants appointed by the General Meeting. The shareholders of the Company approve the audited accounts at the Annual General Meeting. The auditors of the Company are currently the Independent Registered Public Accounting Firm PricewaterhouseCoopers AS.

None of the members of the Board of Directors is party to any contract providing for any benefits upon termination. The CEO has a severance package covering salary for 12 months in the event that the employment is terminated by the Company by December 31, 2017. The agreed retirement age for the current CEO is 67 years and he is a member of the Company’s defined contribution scheme. Four of the other executive officers have an arrangement with Eksportfinans under which such executive officer, upon a termination, will receive 12 months’ payment. One executive officer has no such arrangement.

In accordance with previous and current legislation the Board of Directors has formed an Audit Committee, which operates pursuant to a charter approved by the Board of Directors. The Audit Committee has been appointed by the Board of Directors to assist the Board in monitoring:

●	the integrity of the Company’s financial statements,

●	the independent accountants’ qualifications and independence,

●	the performance of the Company’s internal audit function and independent accountants, and

●	the compliance by the Company with legal and regulatory requirements.

As of December 31, 2016, the Audit Committee consisted of Bjørn Berg, Tone Lunde Bakker and Christian Berg. Mr. Bjørn Berg acted as the financial expert, independent of management, and Chairperson of the Audit Committee.

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

Risk Committee

In accordance with the Financial Companies Act, Eksportfinans maintains a Risk Committee. The members of the Risk Committee are elected by and among the members of the Board of Directors, and are identical to the members of the Audit Committee. The Risk Committee acts as a consultative and preparatory body to enable the Board to supervise and manage the Company’s total risk. At regular intervals the Risk Committee assesses if the Company’s risk management and supervisory systems are suited to the current level and magnitude of risk related to its activities.

Remuneration

At the Annual General Meeting in April 2016, the shareholders determined the compensation for the Board of Directors based on recommendations by the Nomination Committee, and the independent accountant.

The Board of Directors determines the compensation for the CEO. The Board of Directors also has the authority to decide on the compensation for the other executive officers. The Board makes these decisions based on recommendations by the Remuneration Committee (see Item 16G CORPORATE GOVERNANCE – Remuneration Committee).

The CEO determines the compensation of the Company’s other employees, within economic limits set by the Board of Directors based on recommendations from the Remuneration Committee.

D. EMPLOYEES

As of December 31, 2016, the Company had 29 employees, all of whom are located in Norway.

Year	Employees

2012	56
2013	53
2014	48
2015	44
2016	29

A smaller balance sheet has led to a natural reduction in activity. Consequently, voluntary severance packages were granted to 11 employees in December 2015.

E. SHARE OWNERSHIP

As of the date of this Annual Report, no Director, Executive Officer, Member of the Council of Representatives or Control Committee owned shares in the Company. No options to purchase equity securities from the Company were outstanding as of that date.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

There is one class of shares, which are common shares. Each share in Eksportfinans represents one vote.

As of the date of this annual report, the following shareholders owned Eksportfinans’ common share capital:

Shareholder	No. of Common Shares	%
DNB Bank ASA	105,557	40.00
Nordea Bank Norge ASA (Nordea Bank AB (publ) Norwegian Branch from January 1, 2017)	61,246	23.21
The Norwegian State	39,587	15.00
Danske Bank A/S	21,348	8.09
21 other banks	36,176	13.70
Total	263,914	100.00

On September 11, 2001, the Government acquired a 15% stake in Eksportfinans through a new issuance of shares. Because the Government is a shareholder in certain of the Company’s other direct shareholders, the Government’s direct and indirect shareholding is approximately 49%.

DNB Bank ASA, Nordea Bank ASA (Nordea Bank AB (publ) Norwegian Branch from January 1, 2017), Danske Bank A/S, and two minority shareholders collectively holding an aggregate of 71% of the shares of Eksportfinans have entered into a shareholders’ agreement among themselves providing for mutual rights of first refusal in the event that any one or more of them desires to dispose of its shares in the Company.

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

Pursuant to the Portfolio Hedge Agreement, all of the securities in the portfolio held as of February 29, 2008, i.e., the PHA Portfolio, were marked-to-market. The difference between the market value and the nominal value of the securities was calculated to NOK 1,642 million (market value lower than nominal value) at that time. The PHA Portfolio will be valued annually on the same date from February 28, 2011. On each annual valuation date after this, the PHA Portfolio will be marked-to-market. If the market value on an annual valuation date is less than the value of the immediately preceding valuation date, then the shareholders participating in the Portfolio Hedge Agreement will pay to Eksportfinans an amount equal to the difference. If the market value is higher than the market value on the immediately preceding valuation date, then Eksportfinans will pay the difference to the participating shareholders. The valuation on the first valuation date (February 28, 2011) resulted in a payment from the participating shareholders to Eksportfinans of NOK 710 million. The second valuation date (February 29, 2012) resulted in a payment from Eksportfinans to the participating shareholders of NOK 108 million. The third valuation date (February 28, 2013) resulted in a payment from Eksportfinans to the participating shareholders of NOK 852 million. The fourth valuation date (February 28, 2014) resulted in a payment from Eksportfinans to the participating shareholders of NOK 392 million. The fifth valuation date (February 28, 2015) resulted in a payment from Eksportfinans to the participating shareholders of NOK 234 million. The sixth valuation date (February 29, 2016) resulted in a payment from the participating shareholders to Eksportfinans of NOK 192 million. The seventh valuation date (February 28, 2017) resulted in a payment from Eksportfinans to the participating shareholders of NOK 205 million.

The maximum commitment payable to Eksportfinans by the shareholders under the agreement was NOK 5 billion. As of March 1, 2016 the agreement was renegotiated to reduce the amount for losses covered from NOK 5 billion to NOK 1.5 billion. This was due to the reduction of the underlying portfolio. Any payment made by the participating shareholders under the agreement will be deducted from the committed amount. Any amount paid by Eksportfinans will have no effect on the total committed amount. As of December 31, 2016, Eksportfinans owed the shareholders NOK 845 million and NOK 1.5 billion remained available.

The final valuation date is the date being the earlier of either the last maturity date of the securities in the PHA Portfolio or the date on which all securities have either been redeemed, repaid or disposed of or where a loss has been declared following the issuer’s insolvency.

Pursuant to the agreement, Eksportfinans pays a monthly NOK 1.5 million fee to the parties to the agreement. This is in addition to any possible annual payments resulting from the calculation of the difference between market value and nominal value of the portfolio to the participating shareholders on any valuation date (described above). There is no limit on the total amount that may become payable by Eksportfinans as a result of the annual valuation calculations.

As contemplated in the agreement, in addition to the original signatories, all of Eksportfinans’ shareholders have been given the opportunity to participate in the agreement and share in the risks and rewards on a pro rata basis. That is, the aggregate commitment of NOK 1.5 billion in total remains the same, but is now shared by those shareholders who have agreed to participate. Shareholders representing approximately 99.5% of the share capital have agreed to participate, including the Government.

Committed Liquidity Facility Agreement

Eksportfinans’ major owner banks DNB Bank ASA, Nordea Bank Norge ASA (Nordea Bank AB (publ) Norwegian Branch from January 1, 2017) and Danske Bank A/S have extended a committed liquidity facility (by way of revolving loans) (Committed Liquidity Facility Agreement) to Eksportfinans to provide what management considers to be sufficient liquidity buffers for the Company. The first facility was established in 2009 with a 364 day maturity. As has been the intention of the parties, it has been renewed annually, last time on June 16, 2016 (effective from June 23, 2016), still with a maturity of 364 days. When renewed, the facility amount was reduced from USD 1 billion to USD 250 million. Eksportfinans has not yet utilized this credit facility

Loans

As of December 31, 2016, no loans were outstanding to any company of which Eksportfinans’ Board Members, Members of the Control Committee or Chairman of the Council of Representatives is a Board Member. Bank deposits are not defined as loans.

As of December 31, 2016, the Company had NOK 12 million in loans outstanding to employees, primarily mortgage loans. Such loan facilities are available to all employees. No loans have been given to Directors of the Company. No new loans have been made to Executive Officers of the Company since July 30, 2002.

Other Transactions with Shareholder Banks

Eksportfinans from time to time also entered into agreements to acquire loans from shareholders and other banks active in the Norwegian market for export financing. Pursuant to these agreements, loans are fully and irrevocably purchased from the selling banks under Norwegian law. The purchases of these loans are based on standard commercial terms and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for these purchases. Each such loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee the Company pays the selling bank for the guarantee over the life of such loans by way of settlements under a swap transaction, under which the difference between the interests received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. In 2016, 2015 and 2014, Eksportfinans acquired loans from its shareholders amounting to NOK 0 million, NOK 0 million and NOK 33 million, respectively.

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

From time to time Eksportfinans’ shareholders have asked, and Eksportfinans has agreed, to issue guarantees on the shareholder’s behalf to third parties. In return the shareholders have offered Eksportfinans full and irrevocable on-demand contra-guarantees, indemnifying Eksportfinans for any liability that may arise under the Eksportfinans guarantee. The request for a guarantee was due to the need for a guarantee given by a highly-rated financial institution, such as Eksportfinans. Issuing guarantees on behalf of Eksportfinans’ shareholders is permitted by the Articles of Association. Eksportfinans issues financial guarantees to support the Norwegian export industry. For guarantees with a total notional amount of NOK 103 million, Eksportfinans has recourse to such shareholders with full payment indemnification. The commercial effect is that the selling bank retains the risk premium associated with the credit in return for issuing the guarantee, while Eksportfinans earns a margin comparable to that received on its other commercial loans.

In addition, in the normal course of business, Eksportfinans deposits funds and engages in other transactions with its shareholder banks on normal commercial terms. As of December 31, 2016, we had ordinary course banking deposits with, and held short-term liquid securities of, our shareholders totaling NOK 701 million. These transactions were recorded on market terms.

Total outstanding transactions with related parties on the last three year’s balance sheet dates are disclosed in note 32 to our audited consolidated financial statements in Item 18.

In connection with Eksportfinans’ lending activity, as of December 31, 2016, our shareholders provided guarantees for an amount of NOK 12.707 million (of which GIEK constitutes NOK 7.374 million). The borrower and the guarantor agree and settle amongst themselves the guarantee commission for loans of this kind.

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

Item 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Not applicable.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

The Company’s 5.500% USD 1,000,000,000 Notes due May 25, 2016, and 5.500% USD 1,000,000,000 Notes due June 26, 2017 have been listed by the Company on the Luxembourg Stock Exchange. The Company’s 5.500% USD 1,000,000,000 Notes due June 26, 2017 and 2.375% USD 1,250,000,000 Notes due May 25, 2016 have been listed by the Company on the New York Stock Exchange.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Eksportfinans, registry number with Foretaksregisteret (the Norwegian Registry of Companies) is No. 816 521 432. The objective of Eksportfinans according to Section 2 of Eksportfinans’ Articles of Association is to conduct financing operations. The operations include financing:

●	for the export industries, including but not limited to:

-	the export of goods and services,

-	the establishment and acquisition of manufacturing facilities and companies,

-	investments in export-orientated means of production and plant,

-	the establishment of foreign stocks of goods, and

-	domestic contracts where foreign credit is a competitive factors,

●	as approved or requested by Norwegian authorities, and

●	for regional and local authorities.

The term financing operations means operations as defined in the Financial Companies Act, which means the granting, negotiating, or furnishing of guarantees for credit or otherwise participating in the financing activity other than one’s own, with certain exceptions as provided in the Financial Institutions Act.

Section 9-5 of the Financial Companies Act (previously Section 3-12 of the Financial Institutions Act) provides that no member of the Board or Executive Management, (and Council of Representatives or Control Committee under the Financial Institutions Act) may participate in the discussions of or decision of any matter of such great importance to himself or to a person closely connected to himself that he must be considered to have a marked personal financial interest in the matter. Nor may any Board Member participate in a decision concerning a loan against, or the discounting of, any paper bearing his name. The Board of Directors does not have the power to vote on compensation paid to its members. Under the Financial Enterprise Act, the Annual General Meeting (previously the Council of Representatives under the Financial Institutions Act) decides the compensation of the Board of Directors. No Director is a member of or has any voting rights in the Council of Representatives.

According to the Articles of Association, the Board of Directors is vested with the authority, among other things, to borrow on behalf of the Company. With the exception of certain types of loans — loans for which payment of interest is tied to payment of dividends to shareholders or results of operations in general — borrowings may be decided by simple majority. The Board may delegate its power to borrow to the CEO.

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

Each share in Eksportfinans represents one vote. There is one class of shares — common shares.

In order to change existing shareholders’ rights, the Public Limited Liability Company Act Section 5-20 requires unanimity from all shareholders. The Articles of Association are silent regarding this matter, which means that the Public Limited Liability Companies Act applies.

The Articles of Association provide that the Chairman of the Board convenes the Annual General Meeting. An Extraordinary General Meeting is held when considered necessary by the Board of Directors . At least 14 days’ notice in writing must be given for the Annual General Meeting or an Extraordinary General Meeting. General Meetings are held at least once a year.

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

(ii)	the Portfolio Hedge Agreement (for further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”); and

(iii)	the USD 1 billion Committed Liquidity Facility Agreement (for further details, see Item 7.B, ”Related Party Transactions Committed Liquidity Facility Agreement”);

D. EXCHANGE CONTROLS

Transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, domestically or cross-border, a practice restricted to licensed banks. The Company has been granted status as a “regulated currency positioned” financing company, and consequently is free to make and receive payments in foreign currency, hold assets and incur indebtedness in foreign currency.

E. TAXATION

NORWEGIAN TAX CONSIDERATIONS

The following summary describes certain Norwegian tax considerations relevant for the acquisition, ownership and disposition of debt securities issued by Eksportfinans by noteholders that are non-residents for Norwegian tax purposes. This summary addresses only Norwegian tax considerations for the initial purchasers of the debt securities pursuant to the relevant offering and will hold the debt securities as capital assets. This summary is of a general nature and does not purport to be a comprehensive description of all the tax considerations that may be relevant for the noteholders and does not address foreign tax issues. This summary is based on Norwegian law, regulations and judicial and administrative interpretations, in each case, as in effect and available on the date of this annual report. All of the forgoing is subject to change, which change could under certain circumstances apply retroactively and could affect the consequences described below. Each investor should consult with and rely upon their own tax advisor with respect to the tax consequences of acquiring, owning or disposing of debt securities in their particular circumstances.

The principal of and premium and interest, if any, on Eksportfinans’ debt securities received by noteholders that are non-residents for Norwegian tax purposes are not subject to Norwegian income taxes, unless the bearer or registered owner engage or participate in business activities which are carried out in, or managed from, Norway and the premium and/or interest on such securities, if any, are effectively connected with said business. The Norwegian Ministry of Finance has, however, proposed to introduce withholding taxes on interest payments. As of the date of this annual report, it is uncertain whether withholding tax on interest will be implemented and, if so, at what rate. Any applicable tax treaty may, depending on the treaty, restrict or reduce the potential withholding tax rate.

Capital gains derived from the sale of Eksportfinans’ debt securities by noteholders that are non-residents for Norwegian tax purposes will not be subject to Norwegian income taxes or withholding taxes in Norway, unless said noteholders engage or participate in business activities which are carried out in, or managed from, Norway and gains on such securities are effectively connected to said business. Corresponding losses will generally not be tax deductible. However, if the noteholder previously has been a tax resident in Norway, an exit-tax on the debt securities could be applicable if the debt securities were acquired when the noteholder was a tax resident in Norway.

Corporate noteholders that are non-residents for Norwegian tax purposes are not liable to pay net wealth tax in Norway. Individual noteholders that are non-residents for Norwegian tax purposes are not liable to pay net wealth tax in Norway on the value of the notes unless the noteholder engage or participate in business activities which are carried out in, or managed from, Norway and the notes are effectively connected with said business.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain U.S. Federal income tax consequences that may be relevant to the acquisition, ownership and disposition of notes issued by Eksportfinans. This summary addresses only U.S. Federal income tax considerations for holders that are initial purchasers of notes pursuant to the relevant offering and will hold the notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following:

●	financial institutions,

●	insurance companies,

●	dealers or traders in securities or currencies or notional principal contracts,

●	tax-exempt entities,

●	persons that will hold notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes,

●	U.S. holders (as defined below) that have a “functional currency” other than the U.S. dollar,

●	persons that own (or are deemed to own) 10% or more (by voting power or value) of Eksportfinans’ stock,

●	regulated investment companies,

●	real estate investment trusts, and

●	partnerships, pass-through entities or persons who hold the notes through partnerships or other pass-through entities.

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

For the purposes of this summary a “U.S. holder” is a beneficial owner of a note that is for U.S. Federal income tax purposes:

●	a citizen or resident of the United States,

●	a corporation created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia),

●	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source, or

●	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

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

In general, if the excess of the sum of all payments provided under the note other than qualified stated interest payments (the stated redemption price at maturity) over its issue price is less than 0.25% of the note’s stated redemption price at maturity multiplied by the number of complete years from its issue date to its maturity, then such excess, if any, constitutes de minimis OID and the note is not a discount note. Unless the election described below under “Election to Treat All Interest as OID” is made, a U.S. holder of a note with de minimis OID must include such de minimis OID in income as stated principal payments on the note are made. The includable amount with respect to each such payment will equal the product of the total amount of the note’s de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the note.

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

Variable Rate Debt Securities

Certain notes issued by Eksportfinans may be classified as variable rate debt securities. A note will be classified as a variable rate debt security if it:

●	has an issue price that does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date and (z) 0.015, or (ii) 15% of the total non-contingent principal payments; and

●	does not provide for stated interest other than stated interest compounded or paid at least annually at (i) one or more “qualified floating rates”, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single “objective rate” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate”.

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

A U.S. holder will generally recognize gain or loss on the sale, exchange or retirement of a note equal to the difference between the amount realized on the sale, exchange or retirement and the tax basis of the note. The amount realized on the sale, exchange or retirement of a note for an amount of foreign currency will be the U.S. dollar value of that amount on:

●	the date the payment is received in the case of a cash basis U.S. holder,

●	the date of disposition in the case of an accrual basis U.S. holder, or

●	in the case of a note traded on an established securities market (as defined in the applicable U.S. Treasury Regulations), that is sold by a cash basis U.S. holder (or an accrual basis U.S. holder that so elects), on the settlement date for the sale.

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

Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. Federal income tax purposes. Also, under the non-contingent bond method of the CPDI Regulations, Eksportfinans would be required, solely for U.S. Federal income tax purposes, to provide the comparable yield and a schedule (Schedule) of the projected amounts of payments (Projected Payments) on the notes. The Schedule must produce the comparable yield.

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

Possible Application of Section 1260 of the Code

If the underlying asset to which a note relates is of the type enumerated under Section 1260 of the Code(including, among others, shares of exchange traded funds and other regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies), there is a substantial risk that an investment in the notes will be treated as a “constructive ownership transaction”. Although the matter is not clear, if an investment in the notes is treated as a “constructive ownership transaction”, all or a portion of any long-term capital gain recognized by a U.S. holder in respect of a note could be recharacterized as ordinary income (the Recharacterized Gain). In addition, an interest charge would also apply to any deemed underpayment of tax in respect of any Recharacterized Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or settlement of the notes (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or settlement of the notes).

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

●	a U.S. holder would be required to accrue original issue discount on the note at a yield comparable to the yield at which Eksportfinans would issue similar non-contingent bonds, determined at the time of issuance of the note, even though the U.S. holder may not receive any coupon payments on the note; and

●	on the sale, exchange, maturity, redemption or other taxable disposition of such a note, a U.S. holder would recognize ordinary income, or ordinary loss to the extent of its aggregate prior accruals of original issue discount and capital loss thereafter, rather than capital gain or loss.

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

Possible New Administrative Guidance and/or Legislation

From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released a notice stating that it and the Treasury are actively considering the proper U.S. Federal income tax treatment of instruments such as the notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Except to the extent otherwise provided by law, Eksportfinans intends to treat the notes for U.S. Federal income tax purposes in accordance with the treatment set forth above unless and until such time as the IRS and Treasury issue guidance providing that some other treatment is more appropriate.

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

Put Premium on Notes

The Put Premium generally will not be taxable to you upon receipt. If the Put Option expires unexercised and a cash payment is made to you upon maturity of the notes, you will recognize with respect to the Put Option component of the notes, short-term capital gain equal to the total Put Premium received.

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

With respect to the Put Option, the amount of cash you receive upon the sale or exchange of the notes that is apportioned to the Put Option plus the total Put Premium previously received will be treated as short-term capital gain. If, on the date of the sale or exchange of the notes, the value of the Deposit is in excess of the amount you received upon such sale or exchange, then you will be treated as having made a payment to the purchaser equal to the amount of such excess in exchange for the purchaser’s assumption of your rights and obligations under the Put Option. In such a case, you will recognize short-term capital gain or loss equal to the difference between the total Put Premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to the purchaser with respect to the assumption of the Put Option. The amount of the deemed payment will be treated as an amount received with respect to the Deposit in determining your gain or loss with respect to the Deposit.

Possible Alternative Treatment of Notes Treated as a Put Option and a Deposit

There is currently no statutory, judicial or administrative authority that directly addresses the proper treatment of the notes for U.S. Federal income tax purposes. Accordingly, no assurance can be given that the IRS will agree with, or that a court will uphold, the characterization and treatment of the notes described above. If the IRS successfully asserts an alternative characterization of the notes, the timing and the character of any income with respect to the notes may differ from that described above. For example, it would be a reasonable interpretation of current law for the IRS to assert that the notes should be treated as a single debt instrument, in which case the notes would be subject to either the rules concerning short-term debt securities (as described above under “— Notes Treated as Short-term Debt Securities”) or the Treasury Regulations governing CPDIs (as described under “— Notes Treated as Contingent Payment Debt Instruments”). If the IRS were successful in treating the notes as CPDIs, then, among other matters, you would be required to accrue OID on the notes at a yield comparable to the yield at which we would issue similar non-contingent bonds, determined at the time of issuance of the notes (plus ordinary income in the form of positive adjustments to reflect the payment of income in excess of such yield); and, on the sale, exchange, maturity, redemption or other taxable disposition of the notes, you would recognize ordinary income, or ordinary loss to the extent of your aggregate prior ordinary income inclusions and capital loss thereafter, rather than capital gain or loss. Accordingly, prospective investors are urged to consult their own tax advisors regarding the U.S. Federal income tax consequences of an investment in the notes.

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

Taxation of Non-U.S. Holders

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. Federal income or withholding tax on any payment on a note and any gain realized on the sale, exchange or retirement of a note unless:

●	that payment on the note or gain realized on the sale, exchange or retirement of the note is effectively connected with the conduct by that non-U.S. holder of a trade or business in the United States,

●	in the case of any gain realized by an individual non-U.S. holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or

●	the non-U.S. holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

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

The Company has funded its assets in a variety of currencies, mostly at fixed rates of interest, although also through simple fixed-to floating-rate swaps and various hybrid debt instruments. In accordance with our asset and liability risk management policy, these funds have generally been swapped into floating rate funds denominated in U.S. dollars, which are invested for the short-term in instruments effectively denominated in U.S. dollars, pending their application to fund long-term assets. Certain Norwegian krone borrowings are not swapped into any other currency but are invested in instruments denominated in Norwegian kroner. We may also, according to our present policy, swap funds into floating rate euro, and invest in instruments denominated in euro.

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

As of December 31, 2016, 2015 and 2014, the total notional amounts of outstanding interest rate and/or currency swaps, forward foreign exchange transactions, forward rate agreements and options (excluding the 108 Agreement and Portfolio Hedge Agreement) were NOK 51,819 million, NOK 117,248 million and NOK 150,369 million, respectively. Counterparties to such swap arrangements and hedging transactions are subject to substantially the same credit criteria as those applied to guarantors of Eksportfinans’ loans. For further details, see Item 4.B. “Business Overview — LOANS — Export Lending — Credit Support, Credit Monitoring and Assessment”. As part of Eksportfinans’ risk management policy, it has since 1989 chosen to outsource the internal audit function to an external auditor firm.

Financial instruments account for the bulk of our assets and liabilities. The market risks inherent in Eksportfinans’ market risk-sensitive instruments and positions are the potential losses arising from adverse changes in foreign currency exchange rates and adverse changes in interest rates, both of which are measured and monitored. Market risk arising in the PHA Portfolio is mitigated by the Portfolio Hedge Agreement. Market risk in the Liquidity Portfolio is partially mitigated through stop-loss procedures. For further details, see Item 7.B. “Related Party Transactions — The Portfolio Hedge Agreement”; Item 11 “Credit Spread Risk”, and Item 5.B. “Liquidity and Capital Resources — Liquidity Portfolio”.

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

Foreign Currency Exchange Risk

As of December 31, 2016, approximately 76% (61% as of December 31, 2015 and 71% as of December 31, 2014) of the Company’s assets were denominated in foreign currencies. Foreign currency exchange risk arises from mismatches in the currencies denominating our assets and our liabilities. Each instrument is swapped into Eksportfinans’ three main currencies: euro, U.S. dollars and Norwegian kroner and net exposure in euro and U.S. dollars is further hedged by foreign exchange forward. Exposure towards a currency is measured as the net of assets and liabilities for the currency. As of December 31, 2016, Eksportfinans’ exposure to currencies other than the Norwegian kroner reflected on the face of its balance sheet and relating to off-balance sheet derivative positions were as follows:

(NOK thousands)	Balance sheet assets/(liabilities)	Derivatives	Net position*	Amount of net position covered by 108 Agreement items
December 31, 2016
CAD	(27,711)	27,730	19	0
JPY	(5,877,370)	5,877,386	16	0
SEK	(134,306)	134,314	8	0
EUR	2,943,129	(2,941,038)	2,091	336
DKK	996,315	(996,239)	76	0
USD	630,140	(614,913)	15,227	9,062
Other currencies	(4,723,282)	4,721,581	(1,701)	2,862
TOTAL	(6,193,085)	6,208,821	15,736	12,260

*	Net position includes amounts covered by the 108 Agreement. For further details, see note 16 to our audited consolidated financial statements in Item 18.

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

The Board of Directors has approved the following currency risk strategy at the present time. According to Eksportfinans’ risk policy, the Company can have an aggregate net position in each foreign currency and in all foreign currencies in total equivalent to NOK 120 million (USD 14 million). The fair value effect on Eksportfinans’ total assets and liabilities due to an adverse change of 10% in foreign currency exchange rates as of December 31, 2016 is estimated to be NOK 0.9 million before taxes. The effect per December 31, 2015 was estimated to be NOK 0.3 million. There is no breach of currency exposure limits from normal operation during 2016.

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

The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The below table shows interest rate risk of exposure with up to one year of maturity, which is a change from the parameters previously used, which measured our exposure without regard to maturity. The interest rate exposure as of December 31, 2016 is negative NOK 74,000. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points.

Interest rate exposure with up to one year of maturity (from a 1 basis point shift of interest rate curves):

				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total

As of December 31, 2016	2	(28)	(48)	0	(74)

Maximum through 2016 *)	13	3	72	1	51
Minimum through 2016 *)	(46)	(50)	(48)	(26)	(74)
Average through 2016	(13)	(16)	15	(2)	(16)

As of December 31, 2015	(48)	(16)	36	(1)	(28)

Maximum through 2015 *)	48	63	109	2	167
Minimum through 2015 *)	(95)	(19)	(91)	(1)	(96)
Average through 2015	(13)	15	9	(0)	11

As of December 31, 2014	(37)	(5)	23	0	(19)

*	The maximum and minimum exposure in general does not occur on the same date for different currencies.

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

Credit Spread Risk

A potential increase in credit spreads of one percentage point would increase the net fair value of our assets and liabilities by NOK 5 million, as of December 31, 2016 (NOK 8 million as of December 31, 2015) as gains on the liability side would outweigh losses on the asset side. Credit spreads in the market is defined as market risk and not credit risk, which we define to include default probability only. Isolated for the PHA portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 2 million as of December 31, 2016, compared to NOK 2 million as of December 31, 2015. The credit spread risk in the Liquidity Reserve Portfolio is managed through daily measurements of spread duration. According to the Company’s risk policy a change in the value of the Liquidity Reserve Portfolio by 1 basis point change in spread duration should not give an accumulated loss of more than NOK 1.6 million. This limit has not been breached since they were introduced.

FX Basis spread risk

A significant part of the Company´s net interest income is due to euros and US dollars being attractive relative to Norwegian kroner. Most of the company’s funding is in euros and dollars while some loans and liquidity placements are in Norwegian kroner. Hence the Company has swapped significant amounts from dollars and euros over to Norwegian kroner, earning on the basis swap spread. The Company used to hedge basis risk, both on portfolio level and for all new loans larger than NOK 500 million and with maturity longer than three years. Most of the basis swaps have matured. This hedging amounted to approximately NOK 0.5 billion as of December 31, 2016. As of December 31, 2015 the amount was NOK 8.9 billion.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our CEO and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. Based on that evaluation, our CEO and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date.

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

Under the supervision of Management, including the CEO and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (2013)). Based on this assessment, management has concluded that our internal control over financial reporting as of December 31, 2016 was effective.

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

Changes in Internal Controls over Financial Reporting

There were no changes to our internal controls over financial reporting that occurred during 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. (Reserved)

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that it has an “Audit Committee Financial Expert” serving on its Audit Committee. Since November 2014 Mr. Bjørn Berg has acted as the Audit Committee financial expert, and was independent as defined in Section 303A.02 of the New York Stock Exchange’s corporate governance standard.

Item 16B. CODE OF ETHICS

Eksportfinans has a Code of Ethics that applies to all employees, including Eksportfinans’ CEO, Chief Financial Officer, principal Accounting Officer or Controller, and persons performing similar functions. Eksportfinans has made its Code of Ethics publicly available on its internet website at www.eksportfinans.no.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees paid to our principal accountant consist of the following for the years ended December 31:

(NOK thousands)	2016	2015
Audit fees	2,865	3,390
Audit-related fees (1)	—	—
Tax fees	—	—
All other fees	210	443

(1)	Audit-related fees include attestations related to funding transactions.

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

The Company did not repurchase any of its own outstanding equity securities in 2016.

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

Composition of Board of Directors — Independence

The majority of the members of the Board of Directors is elected by the Annual General Meeting. One Director and one observer, and their personal alternates, are elected by and among the employees of Eksportfinans. The observer has the right to attend meetings and speak, but has no voting rights. With respect to the composition of the Board of Directors, Eksportfinans is compliant with the Code of Practice which, among other things, states that the composition of the Board of Directors should ensure that the Board can attend to the common interests of all shareholders and meet the Company’s need for expertise, capacity and diversity. Attention should be paid to ensuring that the Board can function effectively as a collegiate body. The composition of the Board should ensure that it can operate independently of any special interests. The majority of the shareholder elected members of the Board should be independent of the Company’s Executive Management and material business contacts. At least two of the members of the Board elected by shareholders should be independent of the Company’s main shareholder(s). The Board of Directors should not include representatives of the Company’s Executive Management.

Committees composed by Independent Directors

With the exception of the Audit Committee, Risk Committee and the Remuneration Committee as described below, companies incorporated in Norway are neither required nor precluded by law to have Board Committees. The Code of Practice provides, among other things that the Board of Directors should consider appointing Board Committees in order to help ensure thorough and independent preparation of matters relating to financial reporting and compensation paid to the members of the Executive Management. Membership of such committees should be restricted to members of the Board who are independent of the company’s Executive Management. Under Norwegian law, Board Committees are only responsible for preparing certain issues for the Board of Directors as a collegiate body and are not vested with sole authority over any of the Board of Directors’ responsibilities.

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

Nomination Committee

There are no mandatory rules on Nomination Committees in Norwegian law, only a recommendation under the Code of Practice. Eksportfinans has established a Nomination Committee according to its Articles of Association. The nomination committee prepares the election of members to the Board of Directors. The Nomination Committee has four members. Three of the members are elected for a period of two years by the Annual General Meeting and shall be representatives of the shareholders. The Chair of the Nomination Committee is independent of the shareholders and chairs its meetings. The Chair of the Board of Directors and the CEO are normally, but without any voting rights, called to at least one meeting before the Committee makes its final resolution. The Nomination Committee is informed of the members, observer and alternates elected by and among the employees.

Remuneration Committee

Eksportfinans maintains a Remuneration Committee. The compensation of the CEO is set by the Board, based on recommendations from the Remuneration Committee. The Board is the corporate body that employs the CEO. The compensation to the Board, the Independent Accountant, and the Nomination Committee is set by the shareholders at the Annual General Meeting based on recommendations by the Nomination Committee.

Risk Committee

Eksportfinans’ Board Risk Sub-Committee oversees the Company’s risk management activities in advance of presenting these issues to the Board. The members of the Audit Committee have also been appointed members of the Risk Committee.

Corporate Governance

The Company’s corporate governance guidelines are addressed in the annual report in accordance with Norwegian law. This includes information on the remuneration paid to the Directors, the CEO and the Independent Accountant. (Remuneration means any salary, pensions and other benefits received.)

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

Item 18. FINANCIAL STATEMENTS

The following financial statements, the notes to those statements and the report on those statements of PricewaterhouseCoopers AS, independent registered public accounting firm, are incorporated by reference in this Item 18:

Item 19. EXHIBITS

1.1	Articles of Association (English translation of Norwegian-language original) (incorporated by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F filed with the SEC April 25, 2016)

2.1	Indenture dated February 20, 2004, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form F-3 (No. 333-112973) filed with the Commission February 20, 2004)

4.1	Agreement Regarding Interest Equalization and Hedging for Eksportfinans’ Borrowing and Lending Commitments (the 108 Agreement) (English translation of Norwegian-language original)* (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC March 21, 2005)

4.2	First Amended and Restated Portfolio Hedge Agreement entered into by Eksportfinans ASA, DNB Bank ASA, Nordea Bank ASA (Nordea Bank AB (publ) Norwegian Branch from January 1, 2017) and Danske Bank A/S dated March 1, 2016 (the Portfolio Hedge Agreement)* (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 20-F filed with the SEC April 25, 2016)

4.3	Committed Liquidity Facility Agreement between Eksportfinans ASA and DNB Bank ASA, Danske Bank, Norwegian Branch and Nordea Bank Norge ASA dated June 25 2015 (the Committed Liquidity Facility Agreement)* (incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 20-F filed with the SEC April 25, 2016)

7.1	Computation of ratio of earnings to fixed charges

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Confidential treatment of specified material has been permitted by, and the redacted material has been separately filed with, the SEC.

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
Geir Bergvoll
Chief Executive Officer

Dated: April 25, 2017

Report of Independent Registered Public Accounting Firm

To the CEO, Board of Directors and Shareholders of Eksportfinans ASA:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Eksportfinans ASA and its subsidiaries (the "Company") at December 31, 2016 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS

Oslo, Norway
April 25, 2017

STATEMENT OF COMPREHENSIVE INCOME

PARENT COMPANY				GROUP			NOTE
2016	2015	2014	(NOK million)	2016	2015	2014

63	90	176	Interest and related income on loans due from credit institutions	64	90	176
1,062	1,404	1,805	Interest and related income on loans due from customers	1,062	1,404	1,805
118	229	264	Interest and related income on securities	118	229	264
35	53	15	Other interest and related income	35	53	15
1,278	1,776	2,260	Total interest and related income	1,279	1,776	2,260

1,008	1,388	1,782	Interest and related expenses on commercial paper and bond debt	1,008	1,388	1,782
0	4	3	Interest and related expenses on subordinated debt	0	4	3
11	10	15	Other interest and related expenses	11	10	15
1,019	1,402	1,800	Total interest and related expenses	1,019	1,402	1,800

259	374	460	NET INTEREST INCOME	260	374	461

			Net gains from sale of group companies	240

(1)	(2)	(2)	Net commissions related to banking services	(1)	(2)	(2)

(904)	(792)	(6,069)	Net losses on financial instruments at fair value	(904)	(792)	(6,069)	5, 28.4

0	0	0	Other income	3	14	12	7

(823)	(794)	(6,072)	NET OTHER OPERATING INCOME	(661)	(780)	(6,060)

(564)	(420)	(5,607)	TOTAL OPERATING INCOME	(401)	(406)	(5,599)

90	115	154	Salaries and other administrative expenses	90	115	154	9
2	3	4	Depreciation	6	16	16	14 ,15
12	16	15	Other expenses	11	11	10	10
104	134	173	TOTAL OPERATING EXPENSES	107	142	180

(668)	(554)	(5,780)	PRE-TAX OPERATING PROFIT/(LOSS)	(508)	(548)	(5,779)

(177)	(171)	(1,573)	Tax benefit	(177)	(172)	(1,506)	11

(491)	(383)	(4,207)	PROFIT/(LOSS) FOR THE YEAR	(331)	(376)	(4,273)

(14)	25	(41)	Other comprehensive income *	(14)	25	(41)

(505)	(358)	(4,248)	TOTAL COMPREHENSIVE INCOME	(345)	(351)	(4,315)

(323)	(529)	(4,360)	Allocated to/(from) reserve for unrealized gains	(323)	(477)	(4,306)	23
(167)	146	149	Allocated to/(from) other equity	(8)	101	33
(491)	(383)	(4,211)	TOTAL ALLOCATIONS	(331)	(376)	(4,273)

* Items that will not be reclassified to profit or loss. The income / (loss) arises from actuarial calculations on pension.

The accompanying notes are an integral part of the financial statements.

BALANCE SHEET

PARENT COMPANY				GROUP			NOTE
Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	(NOK million)	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014

			ASSETS
2,251	7,050	12,368	Loans due from credit institutions 1)	2,251	7,053	12,370	13
17,270	24,462	33,372	Loans due from customers 2)	17,270	24,462	33,372	13
8,823	24,187	27,991	Securities	8,823	24,187	27,991	28.5
1,804	4,293	7,071	Financial derivatives	1,804	4,293	7,071	12
0	338	338	Investments in group companies	0	0	0
1	2	3	Intangible assets	1	2	4	14
233	25	0	Deferred tax asset	233	0	0
3	4	7	Property, equipment and investment property	3	208	217	15
2,786	4,936	4,620	Other assets	2,786	4,937	4,604	16
33,171	65,297	85,770	TOTAL ASSETS	33,171	65,142	85,629

			LIABILITIES
22,620	51,174	66,413	Bond debt 3)	22,620	51,174	66,413	17
2,400	4,398	5,129	Financial derivatives	2,400	4,398	5,129	12
17	74	372	Taxes payable	17	76	372	11
0	0	202	Deferred tax liabilities	0	1	229	11
935	1,950	4,602	Other liabilities	935	1,952	4,600	21
134	132	161	Provisions	134	132	161	8, 19
0	0	965	Subordinated debt	0	0	965	22
26,106	57,728	77,844	TOTAL LIABILITIES	26,106	57,733	77,869

			SHAREHOLDERS' EQUITY
2,771	2,771	2,771	Share capital	2,771	2,771	2,771	23
81	404	933	Reserve for unrealized gains	81	566	1,043	24
4,213	4,394	4,222	Other equity	4,213	4,072	3,946
7,065	7,569	7,926	Total shareholders' equity	7,065	7,409	7,760

33,171	65,297	85,770	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	33,171	65,142	100,793

1)	Of NOK 2,251 million at December 31, 2016, NOK 2,208 million is measured at fair value through profit or loss and NOK 43 million is measured at amortized cost. Of NOK 7,053 million at December 31, 2015, NOK 6,493 million is measured at fair value through profit or loss and NOK 560 million is measured at amortized cost.

2)	Of NOK 17,270 million at December 31, 2016, NOK 6,484 million is measured at fair value through profit or loss and NOK 10,786 million is measured at amortized cost. Of NOK 24,462 million at December 31, 2015, NOK 10,064 million is measured at fair value through profit or loss and NOK 14,398 million is measured at amortized cost.

3)	Of NOK 22,620 million at December 31, 2016, NOK 11,286 million is measured at fair value through profit or loss and NOK 11,334 million is measured at amortized cost. Of NOK 51,174 million at December 31, 2015, NOK 35,856 million is measured at fair value through profit or loss and NOK 15,318 million is measured at amortized cost..

The accompanying notes are an integral part of the financial statements.

Sigurd Carlsen Chair person	Christian Berg Deputy chair person	Bjørn Berg

Tone Lunde Bakker	Marianne Heien Blystad	Rune Helgeland

STATEMENT OF CHANGES IN EQUITY

PARENT COMPANY
(NOK million)	Share capital 1)	Reserve unrealized gains 1)2)	Other equity	Total equity

EQUITY AS AT JANUARY 1, 2015	2,771	933	4,045	7,927

Actuarial gains/(loss) and other comprehensive income	0	0	25	25
Total comprehensive income for the period	0	(529)	146	(383)
EQUITY AS AT DECEMBER 31, 2015	2,771	404	4,216	7,569

EQUITY AS AT JANUARY 1, 2016	2,771	404	4,216	7,569

Actuarial gains/(loss) and other comprehensive income 3)	0	0	(14)	(14)
Total comprehensive income for the period	0	(323)	(167)	(490)
EQUITY AS AT DECEMBER 31, 2016	2,771	81	4,035	7,066

GROUP
(NOK million)	Share capital 1)	Reserve unrealized gains 1)2)	Other equity	Total equity

EQUITY AS AT JANUARY 1, 2015	2,771	1,043	3,946	7,760

Actuarial gains/(loss) and other comprehensive income	0	0	25	25
Total comprehensive income for the period	0	(477)	101	(376)
EQUITY AS AT DECEMBER 31, 2015	2,771	566	4,072	7,409

EQUITY AS AT JANUARY 1, 2016	2,771	566	4,072	7,409

Realized reserve of unrealised gains, due to sale of subsidiary	0	(162)	162	0
Actuarial gains/(loss) and other comprehensive income 3)	0	0	(14)	(14)
Total comprehensive income for the period	0	(323)	(8)	(331)
EQUITY AS AT DECEMBER 31, 2016	2,771	81	4,213	7,065

1)	Restricted equity that cannot be paid out to the owners without a resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.

2)	The reserve for unrealized gains is a requirement by Norwegian legislation. Allocations to this reserve are to be made in the company accounts for, with a few exceptions, positive differences between carrying value and amortized cost of financial assets and liabilities measured at fair value. Reserves are also made for the difference between fair value of buildings and land (measured at fair value at the transition to IFRS) as of January 1, 2006, and the value as of December 31, 2005 under the previous GAAP. The latter difference is reduced each year with depreciation of the revaluation amount. The reserve for unrealized gains represents restricted equity that cannot be distributed as dividend.

3)	The tax effect on OCI items is MNOK 5 in 2016 and MNOK minus 8 in 2015.

The accompanying notes are an integral part of the financial statements.

CASH FLOW STATEMENT

PARENT COMPANY				GROUP			NOTE
2016	2015	2014	(NOK million)	2016	2015	2014

(668)	(554)	(5,784)	Pre-tax operating profit/(loss)	(508)	(548)	(5,779)

			Provided by operating activities:
(73)	(163)	(169)	Accrual of contribution from the Norwegian government	(73)	(163)	(169)
612	699	6,017	Unrealized losses/(gains) on financial instruments at fair value	612	699	6,017	5
220			Realized losses on financial instruments at fair value through profit and loss [non-cash items]	220
2	3	4	Depreciation	6	16	16	14, 15
(81)			Net gain from sale of group company	(241)

9,846	14,016	23,438	Principal collected on loans	9,846	14,016	23,438
(16,492)	(12,092)	(22,775)	Purchase of financial investments (trading)	(16,492)	(12,092)	(22,775)
30,655	17,458	22,713	Proceeds from sale or redemption of financial investments (trading)	30,655	17,458	22,713
0	0	337	Contribution paid by the Norwegian government	0	0	337
(88)	(361)	0	Taxes paid	(90)	(361)	(1)

			Changes in:
176	568	96	Accrued interest receivable	176	568	96
2,166	485	(730)	Other receivables	2,164	468	(730)
(1,350)	(3,860)	(911)	Accrued liabilities	(1,353)	(3,856)	(910)
24,925	16,199	22,236	NET CASH FLOW FROM OPERATING ACTIVITIES	24,922	16,205	22,253

688	2	1,010	Proceeds from sale or redemption of financial investments	688	2	1,010
(544)	0	0	Investment in group companies	(544)	0	0
422	6,948	7,197	Net cashflow from financial derivatives	422	6,948	7,197
0	(1)	(1)	Purchases of property and equipment and intangible assets	0	(6)	(18)	14, 15
0	1	0	Proceeds from sales of property and equipment	0	1	0
566	6,950	8,206	NET CASH FLOW FROM INVESTING ACTIVITIES	566	6,945	8,189

0	(2)	2	Change in debt to credit institutions	0	(2)	2
(27,245)	(26,160)	(31,809)	Principal payments on bond debt	(27,245)	(26,160)	(31,809)
0	(1,083)	0	Repayment of subordinated debt	0	(1,083)	0
(27,245)	(27,245)	(31,807)	NET CASH FLOW FROM FINANCING ACTIVITIES	(27,245)	(27,245)	(31,807)

(1,754)	(4,096)	(1,365)	NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,757)	(4,095)	(1,365)

2,824	6,011	6,252	Cash and cash equivalents as at beginning of period	2,827	6,013	6,254	25

(60)	909	1,124	Effect of exchange rates on cash and cash equivalents	(60)	909	1,124
1,010	2,824	6,011	CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,010	2,827	6,013	25

The accompanying notes are an integral part of the financial statements.

1	GENERAL INFORMATION

Eksportfinans ASA manages a portfolio of both government supported and market-based export credits.

Eksportfinans ASA is a limited liability company. Eksportfinans ASA is incorporated and domiciled in Norway. The address of the head office is Dronning Mauds gate 15, P.O. Box 1601 Vika, N-0119 Oslo, Norway. In the second half of 2013, Eksportfinans ASA founded Eiendomsselskapet Dronning Mauds gate 15 AS for the sole purpose of owning and managing the office building formerly accounted for directly in Eksportfinans’ balance sheet. Eiendomsselskapet Dronning Mauds gate 15 AS was owned 100 percent by Eksportfinans. In April 2016 Eksportfinans ASA completed the sale of this subsidiary.

In these financial statements the terms ‘Eksportfinans ASA’, ‘company’ and ‘Eksportfinans’ are used for the parent company Eksportfinans ASA. The term ‘EDM 15’ is used for the subsidiary Eiendomsselskapet Dronning Mauds gate 15 AS. The term ‘group’ refers to the parent company and the subsidiary as a financial group.

The fiscal year of the company runs from January 1 to December 31.

These financial statements have been approved for issue by the Board of Directors on February 16, 2017.

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

IFRSs and IFRICs adopted by the company and the group in 2016.

There are no standards that have been adopted by the company and the group for the first time for the financial year beginning on or after January 1, 2016 that have a material impact on the group.

New and amended standards (IFRSs) and interpretations (IFRICs) issued but not effective for the financial year beginning January 1, 2016, and not early adopted by the company and the group.

IFRS 9 “Financial Instruments”
IASB has completed the new standard for financial instruments, IFRS 9 “Financial instruments”. IFRS 9 covers recognition and derecognition, classification and measurement, impairment and hedging and replaces the current requirements covering these areas in IAS 39. The standard is endorsed by the EU and the standard is effective as from annual periods beginning on or after 1 January 2018. Earlier application is permitted. The company does not currently intend to early adopt the standard.

The recognition and derecognition regulation is carried forward from IAS 39 without changes relevant for the company.

The classification and measurement requirements in IFRS 9 states that financial assets should be classified as, and measured at, amortised cost, fair value through profit and loss or fair value through other comprehensive income. The classification of a financial instrument is dependent on the business model as set by key management personnel and selling volumes for the portfolio where the instrument is included and on whether the cash flows are solely payments of principal and interest (SPPI).

While the company has yet to undertake a detailed assessment of the classification and measurement of financial assets, loans currently classified as loans and receivables (loans under the 108 agreement) would appear to satisfy the conditions for classification as at amortized cost and hence there will be no expected change to the accounting for these assets. Loans currently classified at fair value through profit and loss are classified as such because of an accounting mismatch. This fair value option is available in IFRS 9 and hence no change in classification is expected for these assets. Financial derivatives will continue to be measured at fair value through profit and loss after IFRS 9 adoption. The Securities portfolio is currently held at fair value through profit and loss using the fair value option and the company expects to use the fair value option in IFRS 9 for these assets. Accordingly, the company does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets. There will be an impact on the company’s accounting for financial liabilities, as the new requirements affect the accounting for financial liabilities that are designated at fair value through profit or loss and the company has bond debt for which the fair value option is applied. Under IAS 39, the changes in fair value have been recognized in profit and loss. Under IFRS 9, the company expects to continue to use the fair value option, and as a result, the changes in fair value as a result of changes in credit spread will be recognized in OCI.

The new hedge accounting rules will align the accounting for hedging instruments more closely with the the company’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The company does currently not apply the hedge accounting rules in IAS 39 and does not currently intend to apply the hedge accounting rules in IFRS 9.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortised cost, debt instruments measured at FVOCI, contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. As a result of the guarantees covering the majority of the loans, The company has currently not recorded any impairment provisions. The company does not expect that changing to a ECL model will result in any material changes to the impairment provisions. The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the company’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

IFRS 15 “Revenue from Contracts with Customers”

The IASB published the new standard, IFRS 15 “Revenue from Contracts with Customers” in 2014. Clarifications to the standard were published in April 2016. The new standard outlines a single comprehensive model of accounting for revenue arising from contracts with customers and supersedes current revenue recognition standards and interpretations within IFRS, such as IAS 18 “Revenue”. The new standard is effective for annual periods beginning on or after 1 January 2018, with earlier application permitted. The standard was endorsed by the EU-commission in 2016 and the clarifications are expected to be endorsed in 2017. The company does not currently intend to early adopt the standard. The standard does not apply to financial instruments, insurance contracts or lease contracts. The company has not finalised the investigation of the impact on the financial statements but the current assessment is that the new standard will not have any significant impact on the financial statements, capital adequacy, or large exposures in the period of initial application.

IFRS 16 “Leases”

The IASB has published the new standard, IFRS 16 “Leases”. The new standard changes the accounting requirements for lessees. All leases (except for short term- and small ticket leases) should be accounted for on the balance sheet of the lessee as a right to use the asset and a corresponding liability, and the lease payments should be recognised as amortisation and interest expense. The accounting requirements for lessors are unchanged. Additional disclosures are also required. The new standard is effective for annual periods beginning on or after 1 January 2019 and earlier application is permitted. The amendments are expected to be endorsed by the EU-commission in 2017. The company does not currently intend to early adopt the amendments. The company’s current assessment is that the new standard will change the accounting of the property lease in Dronning Mauds gate 15 which mainly affects The company’s balance sheet.

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

See note 12 for additional information.

Securities

Interest bearing securities, consisting of commercial paper and bonds, are included in the line item ‘Securities’ in the balance sheet. The line item ‘Securities’ consists of securities covered by the Portfolio Hedge Agreement (as described below) and the Liquidity Reserve Portfolio (as described in note 28.1).

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

Interest, and the interest effect on economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’. See note 27.4 for the impact of this economic hedging.

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

In April 2016 Eksportfinans ASA completed the sale of this subsidiary, see notes 1 and 15.

Part of the building owned by the group could be sold separately and was leased out to various tenants. Investment property constituted approximately 38 percent of the property. The cost model was applied for investment property. After initial recognition investment property was thus accounted for in the same way as property classified under property and equipment, and depreciation was recorded on a straight-line basis over the property’s remaining life.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the income statement

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

Dividend from Eksportfinans to its owners is recognized in the year in which the dividend is formally approved by the Council of Representatives, and not in the fiscal year to which the dividend is related. No dividends were paid in the years 2010 to 2016.

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

Until April 2016, the group acts as lessor in operating lease contracts. After this the company had an operating lease obligation to the buyer of the previously owned property.

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

See note 24 for further information.

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

Eksportfinans uses quoted prices where available, valuation techniques and theoretical models using market information. These estimates are calibrated against economic models and any observed transaction prices. Estimated market values of derivatives under Credit Support Annexes (“CSA agreements”) are also reconciled daily with counterparties valuations (see “Note 26.2 Risk limit control and mitigation policies” for a brief description of CSA agreements). Since Eksportfinans has adopted the fair value option for the majority of its financial assets and liabilities, market changes or changes to assumptions or estimated levels can significantly impact the fair value of an instrument as reported and have a significant impact on the statement of comprehensive income. The subjectivity of these assumptions is reduced by using observable market inputs in the valuations, such as a quoted price or rate, by using multiple models for valuation purposes, and by obtaining price and rate information from multiple sources.

In particular the multi-notch downgrade of Eksportfinans from Moody’s and Standard and Poor’s in November 2011 lead to significant reductions in the market value of the company’s own debt. The company used quoted prices of traded debt both before and after the downgrade since IFRS requires actual traded prices to be used if such quotes exist. The rating effect on the company’s significant liabilities overshadowed all other market fluctuation effects for 2011 and the unrealized gain for the year was several times higher than ever recorded for any year before in the history of the company. During the last five years, the credit spreads on the company’s own debt have gradually decreased and a significant part of the unrealized gain in 2011 has been reversed.

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

PARENT COMPANY/GROUP	December 31, 2016		December 31, 2015
(NOK million and percentage)	Sensitivity (1 bp)	Percentage	Sensitivity (1 bp)	Percentage
Direct loans	(0.6)	10%	(0.6)	7%
Loans to municipalities	(0.5)	11%	(0.3)	8%
Collaboration loans	-	0%	(0.1)	17%
Guaranteed loans	(1.5)	79%	(2.5)	68%
TOTAL LOANS		100%		100%

The spreads applied for fair value measurement of the combined total lending portfolio are in the range from 0 basis points to 111 basis points as of year-end 2016 (from -4 basis points to 152 basis points as of year-end 2015). For the combined total lending portfolio over the past two years credit spreads have changed 4 basis points per month in 95 percent of the time. As of year-end 2016 a spread widening of 4 basis points would give an estimated loss of NOK 10 million. As of the end of 2015 a 95 percent confidence interval was 4 basis points representing NOK 15 million.

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

The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Eksportfinans retrieved prices and credit spread quotes from four different market makers and pricing vendors as of December 31, 2016. Among the four different quote providers, the major price provider (Bloomberg) covered 73 percent (64 percent as of December 31. 2015). Eksportfinans has established various controls to ensure the reasonableness of received quotes such as reconciling with other securities of similar currency, maturity, country or issuer and reconciling with actual trade data from Bloomberg. The company also investigates large variations amongst different price providers. For all quoted prices the median quote was used.

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

Eksportfinans’ structured issues currently consist of seven main structure types:

–	The coupon is paid in a different currency than the currency for which the coupon is calculated and the bond might have Bermudan options embedded. Bonds with this coupon type are priced using a Hull-White one-factor model if there is only one currency and an N-currency model coupled with a Black- Scholes model in cases of several currencies.

–	The coupon is based on the minimum of two FX’s (JPY/USD and AUD/JPY for a majority of our issues). We use the Black-Scholes model to evaluate the foreign exchange rates and a Hull-White one factor model to treat the interest rate curves.

–	The coupon has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low. These coupon structures are modeled by an N-currency model.

–	The coupon is inversely linked to the London Interbank Offer Rate (LIBOR). The coupon structure is normally of the type “FixedRate-multiplier x Libor”. Here we use a Hull-White model for the interest rate and if the issue contains more than one currency, we use the N-factor model.

–	The coupon depends on the difference between two interest rates, for example ‘2 year swap minus 10 year swap’. This difference is multiplied with a factor, and both one and two currencies can be involved. For one-currency issues a Hull-White model is used for the two interest rates. For two-currency issues a Black-Scholes model put together with an N-currency model is used.

–	The coupon is based on the performance of single equities, equity baskets or indexes. These issues are priced based on a Black-Scholes model if the underlying is in the same currency as the notional. The implied volatility derived from suitable traded options is used as volatility input and expected future dividends are based on market expectations. If the underlying is in a different currency than the notional we use a quanto-model to factor in the currency effect.

–	No coupon is paid, but the notional is accreting. For one-currency issues a Hull-White model is used for the two interest rates. For two-currency issues a Black-Scholes model put together with an N-currency model is used.

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

The following table shows the unrealized gain of each category of bond debt by increasing the credit spread by 1 basis point:

PARENT COMPANY/GROUP	December 31, 2016	December 31, 2015
(NOK million)	Sensitivity (1 bp)	Sensitivity (1 bp)
Plain vanilla bond debt	2.1	5.0
Structured bond debt	5.7	6.0

The spreads applied for fair value measurement of bond debt are in the range from 75 basis points to 125 basis points as of year-end 2016 (from 100 basis points to 175 basis points as of year-end 2015).

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

The below tables set forth Eksportfinans trading assets and liabilities and other financial assets and liabilities accounted for at fair value under the fair value option. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Other assets are collateral paid to swap counterparties (as specified in note 26.2) and are classified as level 2.

Financial assets measured at fair value through profit or loss:

PARENT COMPANY/GROUP
	December 31, 2016				December 31, 2015
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	773	1,082	353	2,208	286	5,800	408	6,494
Loans due from customers	0	225	6,259	6,484	0	462	9,602	10,064
Securities	0	8,822	0	8,822	0	24,187	0	24,187
Financial derivatives	0	1,036	768	1,804	0	3,365	928	4,293
Other assets	0	1,660	0	1,660	0	3,277	0	3,277
Total fair value	773	12,825	7,380	20,978	286	37,091	10,938	48,315

Non-structured bond debt and structured bond debt use unobservable inputs and model valuation and is classified as level 3. Financial derivatives on the liability side are both level 2 and 3, see discussion above for financial derivative assets. Other liabilities are specified in note 21 and are valued using discounting techniques and observable market data and as such are classified as level 2.

Financial liabilities measured at fair value through profit or loss:

PARENT COMPANY/GROUP
	December 31, 2016				December 31, 2015
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Plain Vanilla bond debt	0	0	3,012	3,012	0	0	26,534	26,534
Structured bond debt	0	0	8,273	8,273	0	0	9,322	9,322
Financial derivatives	0	1,577	823	2,400	0	3,401	997	4,398
Other liabilities	0	684	0	684	0	1,895	0	1,895
Total fair value	0	2,261	12,108	14,369	0	5,296	36,853	42,149

The movements of level 3 assets and liabilities are shown as follows:

Financial assets measured at fair value through profit or loss based on level 3 inputs:

PARENT COMPANY/GROUP
	2016				2015
(NOK million)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	408	9,602	928	10,938	384	13,471	1,408	15,263
Total gains or losses *)	(7)	(109)	(97)	(213)	64	1,236	(45)	1,255
Issues	0	0	0	0	0	0	0	0
Settlements	(48)	(3,233)	(62)	(3,343)	(40)	(5,105)	(435)	(5,580)
Transfers into level 3	0	0	0	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0	0	0	0
Closing balance	353	6,260	769	7,382	408	9,602	928	10,938
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	(7)	(109)	(93)	(209)	64	1,236	1	1,301

*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

Financial liabilities measured at fair value through profit or loss based on level 3 inputs:

PARENT COMPANY/GROUP
	2016					2015
(NOK million)	Structured bond debt	Plain vanilla bond debt	Financial derivatives	Total	Structured bond debt	Plain vanilla bond debt	Financial derivatives	Subordinated debt	Total
Opening balance	9,322	26,534	997	36,853	19,922	0	913	965	21,800
Total gains or losses 1) 2)	118	(72)	(42)	4	(547)	213	659	0	325
Issues	0	0	0	0	0	0	0	0	0
Settlements	(1,167)	(23,450)	(131)	(24,748)	(10,053)	(1,595)	(575)	(965)	(13,188)
Transfers into level 3 3)	0	0	0	0	0	27,916	0	0	27,916
Transfers out of level 3	0	0	0	0	0	0	0	0	0
Closing balance	8,273	3,012	824	12,109	9,322	26,534	997	0	36,853
Total gains or losses 1) 2) for the period in profit or loss for liabilities held at the end of the reporting period	114	171	(42)	243	(645)	196	705	0	256

1) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

2) For liabilities, positive figures are represented as losses and negative figures are represented as gains.

3) Unstructured bond debt is transferred from level 2 to level 3 in June 30, 2015 due to lack of observable market data.

4.3       Measurement categories

The classes of financial instrument fall into the following measurement categories (carrying amounts in NOK million):

PARENT COMPANY
	2016				2015
FINANCIAL ASSETS	FVO1)	HFT2)	L&R3)	TOTAL	FVO1)	HFT2)	L&R3)	TOTAL
Loans due from credit institutions	2,208	0	43	2,251	6,493	0	557	7,050
Loans due from customers	6,484	0	10,786	17,270	10,064	0	14,398	24,462
Securities	1,164	7,659	0	8,823	1,895	22,292	0	24,187
Financial derivatives	0	1,804	0	1,804	0	4,293	0	4,293
Other assets	1,660	0	1,126	2,786	3,277	0	1,659	4,620
TOTAL	11,516	9,463	11,955	32,934	21,729	26,585	16,614	64,612

FINANCIAL LIABILITIES	FVO1)	HFT2)	OLB4)	TOTAL	FVO1)	HFT2)	OLB4)	TOTAL
Plain vanilla bond debt	3,012	0	11,334	14,346	26,534	0	15,318	41,852
Structured bond debt	8,274	0	0	8,274	9,322	0	0	9,322
Financial derivatives	0	2,400	0	2,400	0	4,398	0	4,398
Other liabilities	684	0	251	935	1,893	0	57	1,950
TOTAL	11,970	2,400	11,585	25,955	37,749	4,398	15,375	57,522

1) FVO: Financial instrument at fair value through profit or loss - designated at initial recognition (fair value option)

2) HFT: Financial instrument at fair value through profit or loss - held for trading

3) L&R: Financial instrument at amortized cost - loans and receivables

4) OLB: Financial instrument at amortized cost - other liabilities

GROUP
	2016				2015
FINANCIAL ASSETS	FVO1)	HFT2)	L&R3)	TOTAL	FVO1)	HFT2)	L&R3)	TOTAL
Loans due from credit institutions	2,208	0	43	2,251	6,493	0	560	7,053
Loans due from customers	6,484	0	10,786	17,270	10,064	0	14,398	24,462
Securities	1,164	7,659	0	8,823	1,895	22,292	0	24,187
Financial derivatives	0	1,804	0	1,804	0	4,293	0	4,293
Other assets	1,660	0	1,126	2,786	3,277	0	1,660	4,937
TOTAL	11,516	9,463	11,955	32,934	21,729	26,585	16,618	64,932

FINANCIAL LIABILITIES	FVO1)	HFT2)	OLB4)	TOTAL	FVO1)	HFT2)	OLB4)	TOTAL
Plain vanilla bond debt	3,012	0	11,334	14,346	26,534	0	15,318	41,852
Structured bond debt	8,274	0	0	8,274	9,322	0	0	9,322
Financial derivatives	0	2,400	0	2,400	0	4,398	0	4,398
Other liabilities	684	0	251	935	1,894	0	58	1,952
TOTAL	11,970	2,400	11,585	25,955	37,750	4,398	15,376	57,524

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

3) L&R: Financial instrument at amortized cost - loans and receivables

4) OLB: Financial instrument at amortized cost - other liabilities

4.4       Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

PARENT COMPANY
	December 31, 2016		December 31, 2015
(NOK million)	Fair value	Carrying value	Fair value	Carrying value
ASSETS
Loans due from credit institutions	2,203	2,251	7,000	7,050
Loans due from customers	18,688	17,270	26,753	24,462
Securities	8,823	8,823	24,187	24,187
Financial derivatives	1,804	1,804	4,293	4,293
Other assets	2,786	2,786	4,937	4,937

LIABILITIES
Plain vanilla bond debt	15,439	14,347	43,634	41,852
Structured bond debt	8,273	8,273	9,322	9,322
Financial derivatives	2,400	2,400	4,398	4,398
Other liabilities	937	935	1,956	1,952

GROUP
	December 31, 2016		December 31, 2015
(NOK million)	Fair value	Carrying value	Fair value	Carrying value
ASSETS
Loans due from credit institutions	2,203	2,251	7,003	7,053
Loans due from customers	18,688	17,270	26,753	24,462
Securities	8,823	8,823	24,187	24,187
Financial derivatives	1,804	1,804	4,293	4,293
Other assets	2,786	2,786	4,937	4,937

LIABILITIES
Plain vanilla bond debt	15,439	14,347	43,634	41,852
Structured bond debt	8,273	8,273	9,322	9,322
Financial derivatives	2,400	2,400	4,398	4,398
Other liabilities	937	935	1,956	1,952
Subordinated debt			0	0

5	NET GAINS/(LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE

Net realized and unrealized gains/(losses) on financial instruments at fair value:

PARENT COMPANY/GROUP
(NOK million)	2016	2015	2014
Securities 1)	2	(63)	14
Financial derivatives	(25)	(63)	(63)
Other financial instruments at fair value	(268)	34	(4)
Net realized gains/(losses)	(291)	(92)	(53)

Loans due from credit institutions	104	(35)	(19)
Loans due from customers	(9)	(64)	13
Securities 2)	173	(201)	416
Financial derivatives 3)	(834)	(765)	2,880
Bond debt 4)	(46)	333	(9,313)
Subordinated debt and capital contribution securities 4)	0	32	0
Other financial instruments at fair value	0	0	6
Net unrealized gains/(losses)	(612)	(700)	(6,017)

NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(903)	(792)	(6,070)

1)	Net realized gains/(losses) on securities:

PARENT COMPANY/GROUP
(NOK million)	2016	2015	2014
Securities held for trading	2	(63)	14
Securities designated as at fair value at initial recognition	0	0	0
TOTAL	2	(63)	14

2)	Net unrealized gains/(losses) on securities:

PARENT COMPANY/GROUP
(NOK million)	2016	2015	2014
Securities held for trading	136	(100)	442
Securities designated as at fair value at initial recognition	37	(101)	(26)
TOTAL	173	(201)	416

3)	The Portfolio Hedge Agreement entered into in March 2008, further described in note 12 of this report, is included with a loss of NOK 77 million in 2016 and a gain of NOK 219 million in 2015.

4)	In 2016, Eksportfinans had an unrealized loss of NOK 46 million (gain of NOK 365 million in 2015) on its own debt.

See note 28.4 for a presentation of the above tables through the eyes of management.

6	LEASES

As of December 31, 2016 Eksportfinans leased parts of an office building from Eiendomsselskapet Dronning Mauds gt 15 AS, which was previously owned by the company (see note 15). The future minimum lease payments payable under non-cancelable operating leases in the aggregate and for each of the following periods is shown in the table below:

GROUP
(NOK million)	Dec. 31, 2016	Dec. 31, 2015
Up to and including one year	7.3	0
From 1 year up to and including 3 years	3.6	0
TOTAL PAYABLE	10.9	0

7	OTHER INCOME

PARENT COMPANY				GROUP
2016	2015	2014	(NOK million)	2016	2015	2014
0	0	0.0	Rental income	2.6	14.5	12.2
0.1	0.4	0.4	Services to subsidiary	0	0	0.0
0.2	(0.8)	(0.1)	Other income /(expenses) *	0.2	(0.9)	0.1
0.3	(0.4)	0.3	TOTAL	2.8	13.6	12.3

*) 2015 amount relates to impairment on equipment.

8	EMPLOYEE RETIREMENT PLAN

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

The actuarial calculations are based on the following assumptions:

PARENT COMPANY/GROUP
EXPENSES			COMMITMENTS
2016	2015	(Percent)	Dec. 31, 2016	Dec. 31, 2015
2.70	2.30	Discount rate	2.60	2.70
2.50	3.20	Future salary increases	2.50	2.50
2.25	3.00	Future basic amount increase	2.25	2.25
2.25	2.25	Future pension increases	2.25	2.25
K2013BE	K2013BE	Demographic assumption about mortality rate *)	K2013BE	K2013BE

*) Statistical assumptions about mortality, as officially calculated in 2013.

The pension expenses consist of the following components:

PARENT COMPANY/GROUP
(NOK million)	2016	2015	2014
Current service cost	6	8	9
Interest cost	2	3	2
Curtailment	(4)	(5)	0
Social security tax	1	1	1
TOTAL PENSION EXPENSES	5	7	13

The amounts in the balance sheet are determined as follows:

PARENT COMPANY/GROUP
(NOK million)	Dec. 31, 2016	Dec. 31, 2015

Present value of funded obligations	152	144
Fair value of plan assets	99	99
Underfunded/(funded) status of funded obligations	53	46

Present value of unfunded obligations	63	56
Underfunded/(funded) status of all obligations	117	102

NET PENSION LIABILITY	117	102

Pension liabilities in the balance sheet	117	102
NET PENSION LIABILITY	117	102
Social security tax included	18	13

The movement in the defined benefit obligation over the year is as follows:

(NOK million)	2016	2015	2014
Beginning of year	200	235	164
Current service cost, excluding social security taxes	6	8	9
Interest cost	5	5	6
Actuarial losses/(gains)	22	(35)	61
Social security tax	1	1	1
Benefits paid	(6)	(9)	(51)
Curtailments	(11)	-5	0
OBLIGATION AT AND OF YEAR	215	200	235

Curtailments are mainly related to reduction of members in the pension plan.

The contributions expected to be paid to the company’s pension schemes in 2017 is NOK 4 million.

The movement in the fair value of plan assets of the year is as follows:

PARENT COMPANY/GROUP
(NOK million)	2016	2015	2014
Beginning of year	99	99	88
Interest income	3	2	3
Actuarial gains/(losses)	2	(1)	5
Curtailment	(7)	1	0
Employer contributions	6	6	6
Benefits paid	(4)	(8)	(4)
ASSETS AT END OF YEAR	99	99	99

A quantitative sensitivity analysis for significant assumptions as at December 31, 2016 is as shown below:

PARENT COMPANY/GROUP
			Future salary		Future pension cost
Assumptions	Discount rate		increases		increase
	1%	1%	1%	1%	1%	1%
Sensitivity level	increase	decrease	increase	decrease	increase	decrease
Impact on the net defined benefit obligation	(37)	49	17	(15)	36	(30)
Estimated change net pension cost 2016	(2)	3	2	(1)	2	(2)
Estimated change service cost 2016	(1)	2	1	(1)	1	(1)

Plan assets are invested as follows (according to regulatory guidelines established for life insurance companies):

(Percent)	Dec. 31, 2016	Dec. 31, 2015
Equity securities	7	11
Debt securities	74	72
Property	7	14
Other assets	12	3
TOTAL PLAN ASSETS	100	100

(Percent)	2016	2015
Actual return on plan assets	3.2	1.9

*Figures as per September 30, 2016, due to lack of figures from life insurance company.

Historical development of the pension liabilities:

PARENT COMPANY/GROUP
	December 31,
(NOK million)	2016	2015	2014	2013	2012

Present value of defined benefit obligations	216	200	235	164	164
Fair value of plan assets	99	99	99	88	82
Pension plan deficit/(surplus)	117	102	137	75	82

NET RECORDED PENSION LIABILITY/(ASSET)	117	102	137	75	82

Actuarial losses/(gains) for the year related to obligations	22	(35)	61	4	(38)
Actuarial gains/(losses) for the year related to assets	2	(1)	4	3	0

9	SALARIES AND OTHER ADMINISTRATIVE EXPENSES

PARENT COMPANY				GROUP
2016	2015	2014	(NOK million)	2016	2015	2014
58	76	85	Salaries, pension expenses and social security	58	76	85
0	9	0	Salaries, restructuring provisions	0	9	0
32	31	69	Administrative expenses	32	31	69
90	115	154	TOTAL	90	115	154

10	OTHER EXPENSES

PARENT COMPANY				GROUP
2016	2015	2014	(NOK million)	2016	2015	2014
2	2	3	Building service	3	5	6
0	1	0	Career support, restructuring provisions	0	1	0
10	13	12	Other expenses	8	5	4
12	16	15	TOTAL	11	11	10

11	INCOME TAXES

Taxes payable:

2016	2015	2014	(NOK million)	2015	2015	2014

(668)	(554)	(5,784)	Pre-tax operating profit/(loss)	(508)	(548)	(5,779)
(18)			Pre-tax other comprehensive income	(18)
(81)	1	1	Permanent differences	(241)	1	1
834	845	7,165	Change in temporary differences	833	847	7,163
67	292	1,381	Taxable income	66	300	1,384

17	79	373	Current taxes	17	81	374
9	(11)	(26)	Change in last year’s tax provision	9	(12)	39
5	(4)	15	Other current tax adjustments	5	(4)	15
(208)	(235)	(1,935)	Change in deferred taxes	(208)	(237)	(1,934)
(177)	(171)	(1,573)	Total income taxes in income statement	(177)	(172)	(1,506)

17	79	373	Current taxes	17	81	374
0	(1)	(1)	Withholding tax already paid	0	(1)	(1)
0	(4)	0	Current tax receivable 2014 assessment	0	(4)	(1)
17	74	373	Taxes payable in balance sheet	17	76	372

Deferred tax liability / deferred tax assets:

PARENT COMPANY				GROUP
2016	2015	2014	(NOK million)	2016	2015	2014

(25)	202	2,163	Deferred tax/(deferred tax assets) beginning of year	1	230	2,142
0	-	(26)	Deferred tax/(deferred tax assets) beginning of year adjustment	0	0	39

-	1	1	Excess book value over tax depreciation	(102)	(2)	1
95	(100)	(3)	Accounts receivables	95	(99)	(3)
(929)	(945)	1,588	Mark-to-market adjustments financial instruments	(929)	(945)	1,588
(15)	35	(61)	Employee retirement plan	(15)	35	(61)
(47)	365	(9,313)	Debt at fair value	(47)	365	(9,313)
0	0	208	Deficit that can be carried forward	0	-	210
172	(201)	416	Securities	172	(201)	416
(110)			Other liabilities	(110)
(834)	(845)	(7,165)	Change in tax-increasing temporary differences	(936)	(847)	(7,163)

(233)	(25)	202	Deferred tax/(deferred tax assets) end of year	(233)	1	230

Temporary differences:

PARENT COMPANY				GROUP
Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	(NOK million)	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014

(1)	(1)	(1)	Excess book value over tax depreciation	(1)	101	102
(4)	(99)	0	Accounts receivables	(4)	(99)	0
(926)	3	948	Mark-to-market adjustments financial instruments	(926)	3	948
(117)	(102)	(137)	Employee retirement plan	(117)	(102)	(137)
894	941	576	Debt at fair value	894	941	576
(669)	(840)	(640)	Securities	(669)	(840)	670
(110)			Other liabilities	(110)
(932)	(98)	747	Total tax-increasing temporary differences	(932)	4	850

(233)	(25)	202	Tax on temporary differences	(233)	1	229
25.0%	25.0%	27.0%	Applied tax rate on deferred tax	25.0%	25.0%	27.0%

Reconciliation of income taxes:

PARENT COMPANY				GROUP
2016	2015	2014	(NOK million)	2016	2015	2014

(668)	(554)	(5,784)	Pre-tax operating profit/(loss) from continuing operations	(508)	(547)	(5,779)
(18)			Pre-tax other comprehensive income	(18)
(172)	(149)	(1,561)	Tax calculated at a 27 % nominal tax rate	(132)	(148)	(1,560)

			Tax effect of:
0	2	0	- Change in tax rate for deferred taxes to 25%	0	(1)	0
(20)	0	0	- Permanent differences	(60)		0
5	(8)	15	- Actuarial losses according to IAS19	5	(8)	15
10	(16)	(26)	- Change in tax prior year	10	(15)	39
(5)	(22)	(11)	Total tax effects	(45)	(24)	54

(177)	(171)	(1,573)	Taxes / (tax income) in the income statement	(177)	(172)	(1,506)

26.4%	30.9%	27.2%	Effective tax rate of taxes in the income statement	34.7%	31.4%	26.1%
-0.7%	-3.9%	-0.2%	Tax effect from reconciliation items above	-9.0%	-4.4%	0.9%
25.6%	27.0%	27.0%	Tax rate after reconciliation	25.8%	27.0%	27.0%

25.0%	27.0%	27.0%	Applicable tax rate	25.0%	27.0%	27.0%
0.6%	0.0%	0.0%	Difference	0.8%	0.0%	0.0%

25%	27%	27%	Applied tax rate	25%	27%	27%

12	FINANCIAL DERIVATIVES

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

Eksportfinans has active CSA agreements with 26 different counterparties as of December 31, 2016. As of December 31, 2016, 92 percent of the CSA’s have daily collateral exchange, which is about the same as of December 31, 2015. Eksportfinans accepts only cash as collateral. As of December 31, 2016, 99 percent of derivative exposures in terms of number of transactions and volume are covered under CSA agreements, which is the same as December 31, 2015.

The following overview of financial derivatives shows the nominal gross amounts and the fair value of the agreements involved:

PARENT COMPANY/GROUP	Dec. 31, 2016		Dec. 31, 2015
(NOK million)	Notional	Fair value	Notional	Fair value
Interest rate derivatives	29,512	88	61,705	455
Currency rate derivatives	9,611	275	24,619	464
Interest and currency rate derivatives	11,801	(93)	29,913	(293)
Equity derivatives	599	33	684	67
Portfolio Hedge Agreement	1,500	(897)	5,000	(819)
108 derivatives	10,778	-	13,575	(6)
Other financial derivatives	296	(2)	327	27
TOTAL	64,097	(596)	135,823	(105)

Financial derivatives assets		1,804		4,293
Financial derivatives liabilities		2,400		4,398
NET DERIVATIVES		(596)		(105)

The notional is defined as the principal amount of the agreement at year-end.

Interest rate derivatives cover:

■	Interest rate swaps – agreements to swap the nominal interest rates payable within a certain period.
■	Forward rate agreements (FRAs) – agreements that fix the rate of interest to a nominal amount for a future period.

■	Agreements that set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.

Currency rate derivatives cover:

■	Forward purchases/sales agreements – agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.
■	Short-term currency swap agreements (FX swaps) – agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.

Combined interest rate and foreign exchange rate derivatives cover:

■	Interest and foreign currency swaps – long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.

Interest and foreign exchange swaps combined with other interest and foreign currency derivatives include the following:

–	Agreements which set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.
–	Foreign currency options – agreements that offer the right – but no obligation – to sell or buy a certain nominal amount at a pre-determined rate.

–	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.

–	Call or put options – agreements that give the right to cancel the agreement before its maturity date, or to extend the agreement.

Equity derivatives cover:

■	Interest and foreign currency swaps combined with agreements that relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed-upon level.
■	Interest and foreign currency swaps combined with stock options – agreements that offer the right – but no obligation – to sell or purchase a defined number of shares at a pre-determined, agreed-upon price.

Portfolio hedge agreement (PHA):

■	In March 2008 the company entered into an agreement with a majority of the shareholders. The shareholders guaranteed against any further market value decline relative to the fair value as of end of February 2008 in the securities portfolio for an amount up to NOK 5 billion. This agreement is referred to as the Portfolio Hedge Agreement (PHA). From March 1. 2016 the guarantee was redused to NOK 1.5 billion. The company pays a monthly fee of NOK 1.5 million for the guarantee.
■	After considering the economic hedging impact of the PHA agreement, the company is exposed to credit risk through the risk of potential defaults among syndicate members and both credit risk and market risk if the NOK 5 billion cap is reached. The default risk of syndicate members is monitored daily as part of the company’s exposure monitoring. The probability of the PHA agreement reaching the cap of the indemnification is currently negligible. Since inception of the agreement this probability has had a maximum of approximately 0.5 percent in November 2008 where around NOK 2.7 billion of the NOK 5 billion was utilized. As per December 31, 2016, Eksportfinans owe NOK 845 million to the guarantors. Furthermore, the portfolio is currently smaller due to maturities (no additional investments are done in the portfolio) further reducing the probability of reaching the cap.

108 Agreement derivatives:

■	The 108 Agreement is a government supported arrangement to facilitate lending to companies involved in the Norwegian export industry. It provides coverage of interest rate risk and foreign exchange risk for qualifying lending, borrowing and liquidity. The aim of the Agreement is to provide a fixed Norwegian krone based margin on qualifying OECD loans by compensating for interest rates and foreign currency differences between the lending and the funding.

Other financial derivatives cover:

■	Interest and foreign currency swaps combined with agreements that provide the option to receive physical securities (such as U.S. Treasury bonds) in exchange for the nominal amount of the agreement.
■	Credit linked swaps – interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in the form of one or several bonds.

■	Commodity derivatives – interest and foreign currency swaps combined with agreements which relate to the future price level of a commodity or commodity index in relation to a pre-determined agreed price.

The financial derivatives as described above are used in the risk management of the company with the purpose of obtaining economic hedging. For a quantitative analysis of the impact of these economic hedging relationships, see note 27.4.

13	LOANS DUE FROM CREDIT INSTITUTIONS AND CUSTOMERS

Loans due from credit institutions:

GROUP
(NOK million)	Dec. 31, 2016	Dec. 31, 2015
Cash equivalents 1)	1,010	2,828
Other bank deposits and claims on banks	-	264
Loans to other credit institutions, nominal amount 2)	1,281	4,110
Accrued interest on loans and unamortised premium/discount on purchased loans	(13)	(17)
Adjustment to fair value on loans	(27)	(132)
TOTAL	2,251	7,053

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.

2) The company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.

Loans due from customers:

GROUP
(NOK million)	Dec. 31, 2016	Dec. 31, 2015
Loans due from customers, nominal amount	17,008	24,105
Accrued interest on loans and unamortised premium/discount on purchased loans	239	325
Adjustment to fair value on loans	23	32
TOTAL	17,270	24,462

Total loans:

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

GROUP
(NOK million)	Dec. 31, 2016	Dec. 31, 2015
Loans due from other credit institutions	1,281	4,110
Loans due from customers	17,008	24,105
TOTAL NOMINAL AMOUNT	18,289	28,215

See note 2.5.2.2 for a description of which loans are measured at amortized cost and which are measured as at fair value through profit or loss.

Loans by categories:

GROUP
(NOK million)	Dec. 31, 2016	Dec. 31, 2016
Commercial loans	1,281	14,066
Government-supported loans	17,008	14,149
TOTAL NOMINAL AMOUNT	18,289	28,215

Ships	9,114	12,872
Capital goods	6,033	8,146
Export-related and international activities *)	1,581	5,402
Direct loans to Norwegian local government sector	849	1,074
Municipal-related loans to other credit institutions	700	700
Loans to employees	12	21
TOTAL NOMINAL AMOUNT	18,289	28,215

Amount included that is expected to be settled after more than twelve months	13,065	18,896

*)    Export-related and international activities consist of loans to the following categories of borrowers:

GROUP
(NOK million)	Dec. 31, 2016	Dec. 31, 2015
Shipping	1,405	2,476
Infrastructure	0	790
Banking and finance	0	747
Real estate management	70	679
Oil and gas	106	309
Consumer goods	0	300
Environment	0	101
Renewable energy	0	0
TOTAL NOMINAL AMOUNT	1,581	5,402

14	INTANGIBLE ASSETS

The company’s intangible assets consist mainly of software systems.

PARENT COMPANY / GROUP
(NOK million)	Intangible assets

Book value at January 1, 2016	2
Depreciation during the year	1
Book value at December 31, 2016	1

Cost at December 31, 2016	67
Total accumulated depreciation at December 31, 2016	66
Book value at December 31, 2016	1

Book value at January 1, 2015	4
Depreciation during the year	1
Book value at December 31, 2015	2

Cost at December 31, 2015	87
Total accumulated depreciation at December 31, 2015	84
Book value at December 31, 2015	2

Useful life	3-7 years
Depreciation rates	14-33%

Depreciation of intangible assets is included in the line item ‘Depreciation’ in the statement of comprehensive income.

15	PROPERTY, EQUIPMENT AND INVESTMENT PROPERTY

PARENT COMPANY			GROUP
Equipment	Total	(NOK million)	Equipment	Buildings and land at own use	Investment property *	Total
4	4	Book value at January 1, 2016	6	130	72	208
0	0	Additions during the year	0	0	0	0
0	0	Disposals during the year	2	128	71	201
1	1	Depreciation during the year	1	2	1	4
3	3	Book value at December 31, 2016	3	0	0	3

22	22	Cost at December 31, 2016	22	0	0	22
19	19	Total accumulated depreciation at December 31, 2016	19	0	0	19
3	3	Book value at December 31, 2016	3	0	0	3

7	7	Book value at January 1, 2015	8	134	75	217
1	1	Additions during the year	1	3	2	6
2	2	Disposals during the year	1	0	0	1
2	2	Depreciation during the year	2	7	5	14
4	4	Book value at December 31, 2015	6	130	72	208

97	97	Cost at December 31, 2015	98	185	106	389
92	92	Total accumulated depreciation at December 31, 2015	92	55	34	181
4	4	Book value at December 31, 2015	6	130	72	208

3-7 years		Useful life	3-7 years	4-67 years	4-67 years
14-33%		Depreciation rates	14-33%	1.5-25%	1.5-25%

*) The property and investment property is held for sale as per 31.12.2015 and valued at historical cost.

Through its wholly owned subsidiary Eiendomsselskapet Dronning Mauds gate 15 AS (EDM 15), Eksportfinans owned 68.3% of an office building in Dronning Mauds gate 15, gnr. 209, bnr. 430 in Oslo. The sections owned by EDM 15 are leased to five tenants, including Eksportfinans ASA. In April 2016 EDM 15 AS was sold. The lease agreement between EDM 15 and Eksportfinans ASA is still in affect after the sale.

Income and expenses related to the investment property are specified in note 7 and 10 respectively.

Disposal of Eiendomsselskapet Dronning Mauds gt 15 AS:

GROUP	(NOK Million)

Consideration received from sale of Company	422
Less: Carrying amount of net assets disposed of	179
Less: Direct expenses in relation to the disposal	3
Net gain from sale of group companies	240

The assets and liabilities of Dronning Mauds gt 15 AS at the date of the disposal were as follows:
Property, plant and equipment	199
Other Assets	11
Deferred tax liabilities	-25
Other liabilities	-6
Net assets disposed	179

16	OTHER ASSETS

PARENT COMPANY			GROUP
Dec. 31,2016	Dec. 31,2015	(NOK million)	Dec. 31,2016	Dec. 31,2015
397	268	Settlement account 108 Agreement	397	268
1,660	3,277	Cash collateral	1,660	3,277
647	1,321	Collateral deposit *	647	1,321
82	70	Other	82	71
2,786	4,936	TOTAL	2,786	4,937

*The Collateral deposit relates to a USD 75 million deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the Deposit in or towards satisfaction of all or any part of the secured obligations.

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

Commercial paper can be used for bridge financing as and when required.

Outstanding amounts and interest rates related to bond debt and commercial paper debt:

PARENT COMPANY/GROUP
(NOK million)	2016	2015
Amount outstanding at year-end	22,620	51,174
Maximum amount outstanding	51,019	70,868
Average amount outstanding	34,090	60,570
Average interest rate	2.46%	3.48%

Structure composition of bond debt and commercial paper debt:

PARENT COMPANY / GROUP
(NOK million)	2016	2015
Plain vanilla	14,782	42,670
Equity linked	330	384
Foreign exchange linked	3,868	4,382
Commodity linked	0	0
Other structures	3,640	3,739
TOTAL	22,620	51,174

18	LOANS TO ELECTED OFFICERS

No loans have been provided to any elected officers, except for loans to the employees’ representatives, which are included in loans to employees in note 13.

To companies in which Eksportfinans’ board members, members of control committee or chairman of the council of representatives are board members, no loans were provided as of December 31, 2016 and as of December 31, 2015.

Bank deposits are not defined as loans. These loans are granted as loans at ordinary terms to customers.

19	PROVISIONS

PARENT COMPANY / GROUP
(NOK million)	Dec. 31,2016	Dec. 31,2015
Pensions	117	101
Restructuring provisions *	1	10
Salaries and social security	16	21
TOTAL	134	132

* Restructuring provisions are for voluntary severance packages to 11 employees with final payments in the first half of 2017.

20	INTRAGROUP ACCOUNTS

As of April 2016, Eksportfinans completed the sale of its subsidiary Eiendomsselskapet Dronning Mauds gate 15 AS, and there are then no intragroup accounts as per 31.12.2016. Please see note 15.

Operating income received from companies that were subsidiaries during the year, are included in the  statement of comprehensive income for the parent company, under the following line items:

(NOK million)	2016	2015
Other income	0	0
Other expenses	2	8
TOTAL	(2)	(8)

Transactions with companies that were subsidiaries at the end of the year, are included in the following line items in the balance sheet of the parent company:

(NOK million)	Dec 31,2016	Dec 31,2015
Intragroup receivables due from Eiendomsselskapet DM15	0	0
Outstanding liabilities related to leases	0	0
TOTAL	0	0

21	OTHER LIABILITIES

PARENT COMPANY			GROUP
Dec. 31,2016	Dec. 31,2015	(NOK million)	Dec. 31,2016	Dec. 31,2015
20	38	Grants to mixed credits	20	38
684	1,889	Cash collateral	684	1,889
231	23	Other short-term liabilities	231	25
935	1,950	TOTAL	935	1,952

22	SUBORDINATED DEBT

PARENT COMPANY/ GROUP
(NOK million)	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
JPY 15 billion, 4.80%, due 2015	0	0	965
TOTAL	0	0	965

The conditions comply with the requirements of The Financial Supervisory Authority of Norway (the NFSA) for additional capital. The loan was repaid on December 18, 2015 according to schedule.

23	SHAREHOLDERS

At the end of 2015, Eksportfinans ASA had a share capital of NOK 2,771,097 thousand, divided into 263,914 authorized shares of nominal value NOK 10,500. All shares are fully paid.

	December 31, 2016		December 31, 2015
	Number of shares	Ownership percentage	Number of shares	Ownership percentage
DNB Bank ASA	105,557	40.00	105,557	40.00
Nordea Bank Norge ASA	61,246	23.21	61,246	23.21
The Norwegian State, the Ministry of Trade, Industry and Fisheries	39,587	15.00	39,587	15.00
Danske Bank A/S	21,348	8.09	21,348	8.09
Sparebanken Øst	12,787	4.84	12,787	4.84
Sparebanken Sør	4,026	1.52	4,026	1.52
Sparebanken Møre	3,551	1.35	3,551	1.35
Sparebanken 1 Hedmark	3,499	1.33	3,499	1.33
Sparebanken Sogn og Fjordane	3,478	1.31	3,478	1.31
Sparebanken Vest	2,638	1.00	2,638	1.00
SpareBank 1 SMN (Midt-Norge)	1,857	0.70	1,857	0.70
Voss Veksel og Landmandsbank ASA	1,050	0.40	1,050	0.40
Fana Sparebank	943	0.36	943	0.36
Handelsbanken AB	563	0.21	563	0.21
Helgeland Sparebank	377	0.14	377	0.14
SpareBank 1 Ringerike Hadeland	329	0.13	329	0.13
Sparebank 1 Søre Sunnmøre	296	0.11	296	0.11
SpareBank 1 Modum	188	0.07	188	0.07
SpareBank 1 Buskerud-Vestfold	188	0.07	188	0.07
SpareBank 1 Nøtterøy-Tønsberg	174	0.06	174	0.06
Haugesund Sparebank	94	0.04	94	0.04
BNP Paribas SA	83	0.03	83	0.03
SpareBank 1 Østfold Akershus	38	0.02	38	0.02
Skudenes & Aakra Sparebank	17	0.01	17	0.01
TOTAL	263,914	100.0	263,914	100

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

Capital adequacy is currently above the internally set risk capital level. Through the ICAAP-process, the board has decided that the company should aim for a risk capital level of about NOK 5.2 billion, including NOK 2.0 billion to cover large exposure regulations, future economic downturns and possible future capital regulations. Dividends are determined with the aim to ensure an adequate level of capital for Eksportfinans as well as a satisfactory return for the shareholders.

During the past year, Eksportfinans has complied with all its statutory capital requirements.

Risk capital:

(NOK million and as percentage of risk-weighted assets and off-balance sheet items)

PARENT COMPANY	Dec. 31, 2016		Dec. 31, 2015
Share capital	2,771		2,771
Reserve for unrealized gains	81		404
Other equity	4,213		4,394
Total equity	7,065		7,569
Deductions	620		1,225
Total core capital	6,445		6,344	37.7%

Additional capital	0	0.0%	0	0.0%

Total risk capital	6,445	61.0%	6,344	37.7%

Risk-weighted balance sheet and off-balance sheet items:

PARENT COMPANY	Dec. 31, 2016		Dec. 31, 2015
(NOK million)	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	2,251	670	7,050	2,613
Loans due from customers	17,270	4,135	24,462	5,704
Securities	8,822	1,422	24,187	2,276
of which held for trading	4,423	127	22,292	1,761
Financial derivatives	1,804	1,284	4,293	2,072
Other assets	3,024	948	5,305	700
Total assets on balance sheet	33,171	8,459	65,297	13,365

Off-balance sheet items		51		53
Operational risk		588		1,150
Foreign currency exchange risk		0		704
CVA		1,463		1,558
TOTAL RISK-WEIGHTED VALUE		10,561		16,830

Risk capital:

(NOK million and as percentage of risk-weighted assets and off-balance sheet items)

GROUP	Dec. 31, 2016		Dec. 31, 2015
Share capital	2,771		2,771
Reserve for unrealized gains	81		566
Other equity	4,213		4,072
Total equity	7,065		7,409
Deductions	620		1,225
Total core capital	6,445		6,184	36.5%

Additional capital	0	0.0%	0	0.0%

Total risk capital	6,445	61.0%	6,184	36.5%

Risk-weighted balance sheet and off-balance sheet items:

GROUP	Dec. 31, 2016		Dec. 31, 2015
(NOK million)	Book value	Weighted value	Book value	Weighted value
Loans due from credit institutions	2,251	670	7,053	2,613
Loans due from customers	17,270	4,135	24,462	5,704
Securities	8,822	1,422	24,187	2,276
of which held for trading	4,423	127	22,292	1,761
Financial derivatives	1,804	1,284	4,293	2,072
Other assets	3,024	948	5,147	903
Total assets on balance sheet	33,171	8,459	65,142	13,568

Off-balance sheet items		51		53
Operational risk		588		1,079
Foreign currency exchange risk		0		704
CVA		1,463		1,558
TOTAL RISK-WEIGHTED VALUE		10,561		16,962

25	CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

PARENT COMPANY			GROUP
Dec. 31, 2016	Dec. 31, 2015	(NOK million)	Dec. 31, 2016	Dec. 31, 2015
701	715	Balances with Norwegian banks	701	718
72	56	Balances with foreign banks	72	56
237	2,053	Bank deposits with maturity less than three months	237	2,053
1,010	2,824	TOTAL CASH AND CASH EQUIVALENTS	1,010	2,827

The amounts are included in the balance sheet line item ‘Loans due from credit institutions’.

26	FINANCIAL RISK MANAGEMENT

After the Government’s announcement, in November 2011, to assume responsibility for the state-supported export financing scheme, Eksportfinans will manage its considerable portfolio of outstanding loans until maturity and does not currently anticipate engaging in new lending or funding activities. A new state-owned and state-funded entity granting new loans was set up on July 1, 2012.

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

The following table presents loans by type of security/exposure:

PARENT COMPANY/GROUP
(Percent)	Dec. 31, 2016	Dec. 31, 2015

Government guarantees	42.2	38.1
Loans to and guarantees from Norwegian local authorities	1.2	1.4
Public sector borrowers/guarantors	43.4	35.4
Guarantees from Norwegian banks	42.3	45.2
Loans to Norwegian banks	3.8	3.9
Guarantees from foreign banks	10.5	11.4
TOTAL	100.0	100.0

Total nominal amount in NOK million (from note 13)	18,289	28,215

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

Credit limits are determined on the basis of Eksportfinans’ risk capital, business strategy, as well as the counterparty’s rating, size fit into Eksportfinans business model. Maximum limits are subject to the statutory limitations for large exposures to individual clients, but the company has obtained an exception from the Norwegian Government on existing large exposures breaching this regulation, see note 35. In addition to limits on counterparty exposure the company also has maximum limits on country exposure, counterparty type (sovereign, non-sovereign) and type of exposure to reduce concentration risk.

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

The following table shows posted and received collateral from these agreements:

(NOK million)	Dec. 31, 2016	Dec. 31, 2015
Posted	1,660	3,277
Received	(684)	(1,889)
NET AMOUNT	976	1,388

27.3	Credit risk exposure for derivatives per counterparty

The collateralisation process implies a time lag between calculated market values of collateralized derivatives and transfer of collateral. Further as the transferor ultimately transfers a cash value based on their own opinion of the underlying market value there might be differences between what is received or paid and the company’s own calculations. Hence the collateral may not give a perfect hedge. The company may be over collateralized against some counterparties and under collateralized towards others. The company hence monitors both own- and counterparties calculated market values for derivatives against transferred cash collateral. The table below shows that the largest net credit exposure towards a single counterparty on a single measured working day taking collateral into account was approximately NOK 294 million in 2016 and NOK 363 million in 2015 respectively. As the table shows for both years this arose from the company being under collateralized relative to our estimated market values of our derivatives.

Largest single counterparty credit exposure from derivatives after collateral:

PARENT COMPANY/GROUP
(NOK million)	2016	2015
Date of max net exposure	Jul 31th	Mar 31th
MTM of derivatives	295	992
Posted(-) / Received(+) collateral	1	629
Net exposure	294	363
Max 10d VaR at 95% confidence level	218	644

If a counterpart should disagree with our calculated demands or defaults future collateral transfers may cease. Eksportfinans estimates it will take a maximum of 10 days to replace a single counterparty derivative exposure such as in the Lehman case in 2008. Eksportfinans therefore also estimates a 95% significant adverse derivative evolution over ten days for each counterpart. While the net exposure line shows the actual worst recorded credit exposure the 10d VaR number shows the forecasted additional worst case given collateralization suddenly stops. The company estimates that by 95% certainty the loss from derivative value fluctuations after a collateral exchange cease before replacement is approximately NOK 218 million at year-end 2016.

27.4	Loans past due or impaired

Due from credit institutions:
PARENT COMPANY / GROUP
(NOK million)	Dec. 31, 2016	Dec. 31, 2015

Interest and principal instalment 1-30 days past due	0	0
Not matured principal on loans with payments
1-30 days past due	0	0

Interest and principal instalment 31-90 days past due	0	0
Not matured principal on loans with payments
31-90 days past due	0	0

Interest and principal instalment more
than 90 days past due *)	0	108
Not matured principal on loans with payments
more than 90 days past due	0	0

TOTAL LOANS THAT ARE PAST DUE	0	108

Relevant collateral or guarantees received	0	0
Fair value adjustment on loans past due	0	79
Impairments on loans measured at amortized cost	0	0

*) NOK 108 million as of December 31, 2015 relates to direct exposure towards Icelandic banks, and were as of the balance sheet date not considered guaranteed in a satisfactory manner. The fair value of these loans recognized in the balance sheet was NOK 29 million as of December 31, 2015. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’. Apart from the fair value adjustments already recognized in the statement of comprehensive income, related to the exposure towards the Icelandic banks discussed above, the company considers all other receivables to be secured in a satisfactory manner. For these transactions, amounting to NOK 77 million, the Norwegian Government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 90 percent of the amounts in default. The remaining 10 percent are guaranteed by private banks, most of them operating in Norway. Claims have already been submitted in accordance with the guarantees.

Due from customers:

PARENT COMPANY / GROUP
(NOK million)	Dec. 31, 2016	Dec. 31, 2015

Interest and principal instalment 1-30 days past due	0	0
Not matured principal on loans with payments
1-30 days past due	0	0

Interest and principal instalment 31-90 days past due	0	0
Not matured principal on loans with payments
31-90 days past due	0	0

Interest and principal instalment more
than 90 days past due	30	87
Not matured principal on loans with payments
more than 90 days past due	47	322

TOTAL LOANS THAT ARE PAST DUE	77	409

Relevant collateral or guarantees received	77	409
Fair value adjustment on loans past due	0	0

27.5	Credit quality of securities and loans

Credit quality of securities

The tables below show the credit quality of debt securities, treasury bills and equivalents by rating agency designation, based on Standard & Poor’s, or their equivalent, credit rating of the issuers (securities and repurchase receivable in the balance sheet):

	December 31, 2016
(NOK thousands)	Treasury bills or equivalent	Trading securities *	Other securities	Total amount	Total in %
AAA	0	3,837	0	3,837	43%
AA+ to AA-	0	1,989	0	1,989	23%
A+ to A-	0	615	851	1,466	17%
Lower than A-	0	1,218	182	1,399	16%
No international rating	0	0	131	131	1%
TOTAL	0	7,659	1,164	8,823	100%

	December 31, 2015
(NOK thousands)	Treasury bills or equivalent	Trading securities *	Other securities	Total amount	Total in %
AAA	0	8,983	0	8,983	37%
AA+ to AA-	0	2,912	0	2,912	12%
A+ to A-	0	7,507	864	8,371	35%
Lower than A-	0	2,037	906	2,943	12%
No international rating	0	853	125	977	4%
TOTAL	0	22,292	1,895	24,187	100%

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

Securities that are expected to be settled after more than twelve months from the balance sheet date amount to NOK 2,807 million as of December 31, 2016 (NOK 4,901 million as of December 31, 2015).

Credit quality of loans

	December 31, 2016
	Export lending	Municipal lending	Other1)	Total	Total
(NOK millions)	Exposure	Exposure	Exposure	amount	in %
AAA	7,462	221	0	7,684	39%
AA+ to AA-	1,495	639	1	2,134	11%
A+ to A-	7,809	556	1,012	9,378	48%
Lower than A- 2)	162	0	0	162	1%
No international rating 3)	0	152	12	164	1%
TOTAL	16,929	1,568	1,025	19,521	100%

1) Includes depo and employee loans.

2) Consist of NOK 111 HSH Nordbank (BBB-) exposure, NOK 49 Danmarks skibskreditt (BBB) NOK 1 Bank of India (BBB-), NOK 0,9 Unicredit (BBB

3) NOK 152 with "No international rating" is exposure to Sparebanken Telemark

	December 31, 2015
	Export lending	Municipal lending	Other1)	Total	Total
(NOK millions)	Exposure	Exposure	Exposure	amount	in %
AAA	10,378	413	0	10,791	34%
AA+ to AA-	1,908	686	39	2,634	8%
A+ to A-	14,355	563	2,788	17,706	56%
Lower than A- 2)	210	0	0	210	1%
No international rating 3)	0	153	21	174	1%
TOTAL	26,851	1,815	2,849	31,515	100%

1) Includes depo and employee loans.

2) Consist of NOK 142 HSH Nordbank (BBB-) exposure, NOK 60 Danmarks skibskreditt (BBB) NOK 3 Unicredit (BBB), NOK 2 Belfius Bank (BBB+) NOK 1 Bank of India (BBB-)

3) NOK 153 with "No international rating" is exposure to Sparebanken Telemark (with shadowrating BBB+)

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

Loans as at fair value through profit and loss:

PARENT COMPANY/GROUP
(NOK million)	Dec. 31, 2016	Dec. 31, 2015
Maximum exposure to credit risk of loans and receivables	8,693	16,557
Change during the period in fair value of loans and receivables
attributable to changes in credit spread	44	(146)

Accumulated change in fair value of loans and receivables attributable
to changes in credit spread	0	(44)

Financial liabilities as at fair value through profit and loss:

PARENT COMPANY/GROUP
(NOK million)	Dec. 31, 2016	Dec. 31, 2015
Amount contractually required to pay at maturity	12,725	39,119
Accrued interest	(18)	4
Adjustments to fair value	1,663	3,025
Carrying amount of the financial liabilities at fair value	14,370	42,148
Change during the period in fair value of financial liabilities attributable
to changes in credit spread	825	676

Accumulated change in fair value of financial liabilities attributable to
changes in credit spread	(804)	(1,630)

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

The tables below set forth a summary of Eksportfinans’ total exposure to currencies other than NOK:

PARENT COMPANY/GROUP
				Amount of net
	Balance sheet			position covered by
(NOK million)	assets/(liabilities)	Derivatives	Net position *)	108 Agreement items
December 31, 2016
CAD	(28)	28	0	0
JPY	(5,877)	5,877	0	0
SEK	(134)	134	0	0
EUR	2,943	(2,941)	2	0
DKK	996	(996)	0	0
USD	630	(615)	15	9
Other currencies	(4,723)	4,722	(2)	3
TOTAL	(6,193)	6,209	16	12

PARENT COMPANY/GROUP
				Amount of net
	Balance sheet			position covered by
(NOK million)	assets/(liabilities)	Derivatives	Net position *)	108 Agreement items
December 31, 2015
CAD	(1)	2	1	1
JPY	(7,969)	7,970	1	0
SEK	(209)	210	0	0
EUR	5,878	(5,833)	45	46
DKK	1,721	(1,721)	(0)	0
USD	(9,667)	10,312	645	646
Other currencies	(9,006)	9,007	1	5
TOTAL	(19,254)	19,946	692	698

* Net position includes amounts covered by the 108 Agreement.

Eksportfinans has set currency risk limits and does currency hedging according to these. The set currency limits exclude currency exposure from subsidized lending (the 108 Agreement), as the Government assumes this risk. The below tables show currency exposure through 2015 and 2016, including peaks, and excluding the exposure from subsidized lending and for liabilities in contracts covering leases and maintenance. These exposures constitute what we define as our currency exposure, and as described do not equal the above tables for total currency positions.

Currency exposure:

			Other
(NOK million)	EUR	USD	currencies	Total
As of December 31, 2016	2.22	6.11	0.27	8.60

Maximum through 2016 *	9.07	7.44	1.53	18.04
Minimum through 2016 *	(93.55)	(5.86)	0.24	(99.18)
Average through 2016	(6.17)	0.61	0.51	(5.05)

As of December 31, 2015	(0.73)	(1.22)	1.11	(0.84)

Maximum through 2015 *	2.70	2.77	4.64	10.11
Minimum through 2015 *	(59.12)	(4.72)	1.11	(62.73)
Average through 2015	(3.86)	(1.38)	2.74	(2.49)

As of December 31, 2014	2.91	(3.04)	3.10	2.97

* The maximum and minimum exposures in general do not occur on the same date for different currencies.

The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged.

The profit and loss effect on Eksportfinans’ balance sheet as of December 31, 2016 due to an adverse change of 10 percent in foreign currency exchange rates is estimated to be NOK 0.9 million compared to NOK 0.3 million as of December 31, 2015. Annualized fluctuation in EURNOK and USDNOK based on 95 percent confidence interval of daily changes through 2016 are 12.6 percent and 18.6 percent respectively, compared to 18.6 percent and 23.4 percent through 2015.

28.3	Interest rate risk

Eksportfinans’ guidelines with respect to interest rate risk include limits on interest rate exposure for market-based activities.

Interest rate risk is managed by a separate risk management function and reported regularly to the Group of Managing Directors and to the Board. The Board sets the permitted level of interest rate exposure.

The table below displays a summary of the change in fair values resulting from a shift in yield curves of 1 basis point. The interest rate exposure as of December 31, 2016 is negative NOK 74,000. Since Eksportfinans swaps all fixed rate instruments to floating rate, the interest rate exposure mainly arises from interest rate fixings occurring on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points.

Interest rate exposure from a 1 basis point shift of interest rate curves:

				Other
(NOK million)	NOK	EUR	USD	currencies	Total
As of December 31, 2016	2	(28)	(48)	0	(74)

Maximum through 2016 *)	13	3	72	1	51
Minimum through 2016 *)	(46)	(50)	(48)	(26)	(74)
Average through 2016	(13)	(16)	15	(2)	(16)

As of December 31, 2015	(48)	(16)	36	(1)	(28)

Maximum through 2015 *)	48	63	109	2	167
Minimum through 2015 *)	(95)	(19)	(91)	(1)	(96)
Average through 2015	(13)	15	9	0	11

As of December 31, 2014	(37)	(5)	23	0	(19)

*) The maximum and minimum exposure in general does not occur on the same date for different currencies.

Credit spread risk

We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Isolated for the securities portfolio (PHA portfolio + liquidity reserve portfolio) a potential increase in credit spreads of one basis point will reduce the fair value by NOK 2 million as of December 31, 2016, compared to NOK 3 million as of December 31, 2015.

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

Net realized and unrealized gains/(losses) on financial instruments at fair value, netted with the related economic hedges:

PARENT COMPANY/GROUP
(NOK million)	2016	2015	2014
Securities 1)	(23)	(126)	(48)
Other financial instruments at fair value 1)	(268)	34	(4)
Net realized gains/(losses)	(291)	(92)	(52)

Loans and receivables1)	110	(68)	(30)
Securities1)	102	74	17
Bond debt 1)2)3)	(818)	(669)	(5,992)
Subordinated debt and capital contribution securities 1)2)3)	-	(13)	(32)
Other financial instruments at fair value1)	1	-	5
Net unrealized gains/(losses)	(605)	(676)	(6,032)

Financial derivatives related to 108 Agreement 4)	(7)	(24)	14
NET REALIZED AND UNREALIZED GAINS/(LOSSES)	(903)	(792)	(6,070)

Net realized and unrealized gains/ (losses) on securities:

PARENT COMPANY/GROUP
(NOK million)	2016	2015	2014
Net realized gains/(losses) on securities1)	(23)	(126)	(48)
Net unrealized gains/(losses) on securities1)	102	74	17
TOTAL	79	(52)	(31)

(NOK million)	2016	2015	2015
Securities not hedged by PHA1)	(9)	(19)	25
Securities hedged by PHA1)	190	(192)	326
Portfolio Hedge Agreement (PHA)	(102)	159	(382)
TOTAL	79	(52)	(31)

1)	Including financial derivatives with purpose of economic hedging

2)	Accumulated net gain on own debt is NOK 810 million as of December 31, 2016, compared to NOK 1,628 million as of December 31, 2015.

3)	In the year of 2016, Eksportfinans had an unrealized loss of NOK 818 million (loss of NOK 682 million in 2015) on its own debt, net of derivatives.

4)	Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

See note 12 for a description of the Portfolio Hedge Agreement (PHA).

Interest, and the interest effect on economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’. For the years ended December 31, 2016 and 2015, the company recorded NOK 1,263 million and NOK 1,802 million, respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 1,622 million and NOK 2,505 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded NOK positive 16 million and NOK negative 26 million, respectively, of interest income on economic hedging instruments and NOK negative 603 million and NOK negative 1,103 million, respectively, of interest expense on economic hedging instruments.

29	LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk can arise from call and trigger features in the structured funding portfolio that have unknown maturity dates, constituting approximately 26 percent of the company’s total funding (securities issued) at year-end. Liquidity risk can also arise from prepayment options in asset backed securities. As of year-end 2016 the asset backed securities portfolio makes up approximately 74 percent (72 percent as of year-end 2015) of the liquidity portfolio that is covered by the Portfolio Hedge Agreement (PHA), whereas the PHA portfolio is 13.3 percent (9.8 percent as of year-end 2015) of total assets.

29.1	Liquidity risk management process

Eksportfinans holds a securities portfolio that consists of a liquidity reserve portfolio and the PHA portfolio.

As of December 31, 2016 the liquidity reserve portfolio and the PHA portfolio had market values of NOK 4.4 billion and NOK 4.4 billion respectively, a change from NOK 18.0 billion and NOK 6.2 billion as of December 31, 2015. In addition to liquid securities the company also held cash and cash equivalent assets totaling NOK 1.0 billion as of end of 2016 compared to NOK 2.8 billion as of end of 2015. Total liquidity reserves were NOK 9.8 billion as of December 31, 2016 (NOK 27.0 billion as of December 31, 2015).

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

Eksportfinans’ three major owner banks have extended a committed liquidity facility of USD 250 million to the company, an Eksportfinans initiated reduction from a former USD 1 billion agreement. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2016. Eksportfinans has not utilized this credit facility.

The company monitors 12 months liquidity capacity and the maturity of assets and liabilities. As we are currently not funding in the markets, the main instrument for securing sufficient liquidity at all times is now the liquidity reserve portfolio. The liquidity reserve portfolio is shorter and more liquid than before to be more prepared to manage liquidity risk. Part of the companys existing funding has maturity dates linked to call and trigger options.

Liquidity risk is controlled through active management and frequent assets / liabilities meetings where liquidity under different stress conditions is analysed. Eksportfinans follows the liquidity risk against defined limits and has contingency plans that take effect if needed. The company has a committed liquidity facility with the three largest owner banks that will be used if necessary.

29.2	Maturity analysis

Maturity analysis of financial liabilities based on contractual maturities (including off-balance sheet items):

PARENT COMPANY/GROUP
(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years
December 31, 2016
Plain vanilla bond debt	0	71	9,202	3,447	2,429	0
Structured bond debt	499	3,398	2,942	651	662	1,441
Cash collateral	684	0	0	0	0	0
Subordinated loans	0	0	0	0	0	0
Derivatives net settled	58	61	236	407	407	28
Derivatives gross settled 1)	774	3,349	2,378	412	127	90
Financial guarantees (off-balance sheet)	103	0	0	0	0	0
Loan commitments (off-balance sheet)	0	0	0	0	0	0
TOTAL	2,118	6,879	14,758	4,918	3,626	1,559

1) Including only cash flows from the paying leg of derivatives, cash flows from the receiving leg of derivatives are shown below:
Derivatives gross settled	764	3,344	2,294	388	123	75

Cash flows from derivatives on the asset side are shown below:
Derivatives net settled (net cash inflow)	0	6	482	92	92	357
Derivatives gross settled (paying leg)	2,131	3,641	2,419	3,845	2,221	838
Derivatives gross settled (receiving leg)	2,251	3,792	2,553	4,009	2,157	1,006

PARENT COMPANY/GROUP
		From 1 month	From 3	From 1 year	From 3 year
	Up to and	up to and	months up to	up to and	up to and
	including	including	and including	including	including	Over
(NOK million)	1 month	3 months	1 year	3 years	5 years	5 years
December 31, 2015
Non-structured bond debt	8	74	27,999	10,426	3,189	2,199
Structured bond debt	643	3,526	2,675	1,530	730	1,782
Cash collateral	1,889	0	0	0	0	0
Subordinated loans	0	0	0	0	0	0
Derivatives net settled	88	75	342	706	706	147
Derivatives gross settled 1)	3,078	5,868	7,289	933	82	119
Financial guarantees (off-balance sheet)	105	0	0	0	0	0
Loan commitments (off-balance sheet)	0	0	0	0	0	0
TOTAL	5,811	9,542	38,305	13,595	4,707	4,246

1) Including only cash flows from the paying leg of derivatives, cash flows from the receiving leg of derivatives are shown below:

Derivatives gross settled	2,906	5,752	5,983	769	93	120

Cash flows from derivatives on the asset side are shown below:
Derivatives net settled (net cash inflow )	0	-16	1,215	240	240	502
Derivatives gross settled (paying leg)	7,054	7,228	17,452	1,548	3,148	2,940
Derivatives gross settled (receiving leg)	7,470	7,505	18,349	1,754	3,378	3,019

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

The company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Maturity analysis of financial assets and liabilities based on expected maturities:

PARENT COMPANY/GROUP
(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years
December 31, 2016

Assets
Loans and receivables due from credit institutions	258	5	24	61	50	68
Loans and receivables due from customers	799	933	3,916	7,385	4,401	3,221
Securities	2	1,182	2,712	221	661	3,062
Derivatives net settled	0	6	482	92	92	357
Derivatives gross settled (paying leg)	(1,975)	(3,048)	(1,874)	(4,035)	(2,397)	(1,820)
Derivatives gross settled (receiving leg)	2,089	3,189	2,001	4,204	2,341	2,081
Cash collateral	0	1,660	0	0	0	0
TOTAL ASSETS	1,173	3,927	7,261	7,927	5,147	6,968

Liabilities
Plain vanilla bond debt	0	71	9,202	3,447	2,429	0
Structured bond debt	11	1,163	1,350	903	1,054	5,254
Derivatives net settled	58	61	238	401	401	34
Derivatives gross settled (paying leg)	451	1,737	1,380	499	375	2,865
Derivatives gross settled (receiving leg)	(447)	(1,713)	(1,288)	(445)	(331)	(2,771)
Cash collateral	0	684	0	0	0	0
Subordinated loans	0	0	0	0	0	0
TOTAL LIABILITIES	73	2,003	10,882	4,805	3,928	5,383

PARENT COMPANY/GROUP
(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years
December 31, 2015

Assets
Loans and receivables due from credit institutions	1,769	302	2,497	66	56	92
Loans and receivables due from customers	1,163	972	5,519	10,195	7,054	4,443
Securities	4	1,503	8,590	1,475	819	3,952
Derivatives net settled	0	(16)	1,215	245	245	502
Derivatives gross settled (paying leg)	(8,142)	(5,379)	(16,983)	(1,727)	(3,431)	(3,701)
Derivatives gross settled (receiving leg)	8,596	5,622	17,892	1,944	3,678	3,886
Cash collateral	0	3,277	0	0	0	0
TOTAL ASSETS	3,390	6,282	18,731	12,198	8,422	9,174

Liabilities
Non-structured bond debt	8	74	27,999	10,426	3,189	2,199
Non-structured bond debt	5	94	1,875	2,321	1,176	5,580
Derivatives net settled	88	75	343	706	706	154
Derivatives gross settled (paying leg)	2,515	4,062	6,416	1,083	193	3,089
Derivatives gross settled (receiving leg)	(2,430)	(3,981)	(5,068)	(915)	(199)	(3,043)
Cash collateral	0	1,889	0	0	0	0
Subordinated loans	0	0	0	0	0	0
TOTAL LIABILITIES	185	2,212	31,564	13,622	5,066	7,980

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

PARENT COMPANY/GROUP
(NOK million)	Dec. 31, 2016	Dec. 31, 2015
Notional amount of financial guarantees	103	105

Loan commitments

In the normal course of the company’s lending business there were until November 18, 2011 outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The following table shows the undrawn loan commitments at the reporting date, based on signed loan commitments. As per February 23, 2015 there are no outstanding loan commitments.

PARENT COMPANY/GROUP
(NOK million)	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Loan commitments	0	0	261

30	FINANCIAL INSTRUMENTS SUBJECT TO NET SETTLEMENTS

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

The following table presents the financial instruments subject to net settlements:

PARENT COMPANY/GROUP
				Amounts not presented net
(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on balance sheet	Financial instruments	Financial collateral	Net amount
December 31, 2016
Derivatives assets	1,804	0	1,804	(281)	(587)	936
Derivatives liabilities	(2,400)	0	(2,400)	405	651	(1,344)
Total	(596)	0	(596)	124	64	(408)

PARENT COMPANY/GROUP				Amounts not presented net
(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on balance sheet	Financial instruments	Financial collateral	Net amount
December 31, 2015
Derivatives assets	4,293	0	4,293	(1,188)	(1,716)	1,389
Derivatives liabilities	(4,398)	0	(4,398)	423	1,854	(2,122)
Total	(105)	0	(105)	(765)	138	(733)

31	SEGMENT INFORMATION

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

The segment information is in line with management reporting. The chief operating decision maker in the company comprises the management group. The Export lending and Municipal lending segments derive its revenues from interest income on lending to customers in each segment. The Securities segment derives its revenues from interest income and fair changes of bonds. Municipal lending has historically been a separate segment since this lending was organized through a separate subsidiary, Kommunekreditt AS. After the sale of Kommunekreditt, the company retained part of the portfolio and continued to report the lending to municipalities as a separate segment.

GROUP	Export lending			Municipal lending			Securities
(NOK million)	2016	2015	2014	2016	2015	2014	2016	2015	2014

Net interest income 1)	181	253	311	3	9	45	76	112	104
Commissions and income related to banking services 2)	0	0	0	0	0	0	0	0	0
Commissions and expenses related to banking services 2)	0	0	0	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value 3)	(206)	21	(11)	0	2	0	(23)	(65)	(46)
Income/expenses allocated by volume 4)	126	21	(26)	10	2	(3)	97	23	(19)
Net other operating income	(80)	42	(37)	10	4	(3)	74	(42)	(65)
Total net income	101	295	274	13	13	42	150	70	39
Total operating expenses	46	58	84	3	3	6	58	80	90
Pre-tax operating profit/(loss)	55	237	190	10	10	36	92	(10)	(51)
Taxes	(18)	65	49	0	3	9	(2)	(3)	(13)
Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	73	172	141	10	7	27	94	(7)	(38)

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

3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure and the provision regarding the disagreement with Ministry of Trade, Industry and Fisheries (see note 34). In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.

4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Reconciliation of segment profit measure to total comprehensive income

GROUP
(NOK million)	2015	2015	2014
Export lending	(73)	(172)	(141)
Municipal lending	(10)	(7)	(27)
Securities	(94)	(7)	(38)
Non-IFRS profit/(loss) for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	(177)	(172)	(130)

Net unrealized gains/(losses) on financial instruments at fair value	(612)	(699)	(6,017)
Unrealized losses/(gains) related to the Icelandic bank exposure included above *	(71)	(12)	(7)
Realized (losses) hedged by the Portfolio Hedge Agreement	(0)	(62)	(0)
Tax effect of the items above	(161)	(226)	(1,566)
Total comprehensive income	(345)	(351)	(4,314)

* Reversal of previously recognized loss (at exchange rates applicable at December 31, 2016, December 31, 2018 and December 31, 2014). This amount is included in the line item ‘Net unrealized gains/(losses) on financial instruments at fair value’, and adjusted for because the company believes this loss will materialize.

Segment assets

GROUP
(NOK million)	2016	2015
Export lending	16,727	26,421
Municipal lending	1,550	1,774
Securities	9,459	24,957
Unallocated assets	5,435	11,990
Total assets	33,171	65,142

Geographical segments

The geographical segments are based on the location of the company’s customers. For property, equipment and intangible assets, the carrying amount is allocated based on the location of the asset. Norway is the home country of the company and is also its main geographical segment.

GROUP
(NOK million)	Total interest and related income	Total assets	Investments *
2016
Norway	796	16,181	0
Other European countries	246	11,176	0
The Americas	27	1,900	0
Other countries	210	3,914	0
Total	1,279	33,171	0

2015
Norway	1,084	33,642	6
Other European countries	321	21,550	0
The Americas	105	3,961	0
Other countries	266	5,989	0
Total	1,776	65,142	6
* Investments made during the year in property, plant, equipment, and intangible assets

32	RELATED PARTIES

The group’s two largest shareholders are considered to be related parties.

(NOK million)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees received 4)	Portfolio Hedge Agreement 6)
Balance January 1, 2016	2,210	971	105	8,317	(419)
Change in the period	(2,210)	(270)	(2)	(2,984)	(121)
Balance December 31, 2016	0	701	103	5,333	(540)
Balance January 1, 2015	4,311	553	89	14,494	(542)
Change in the period	(2,101)	418	16	(6,177)	123
Balance December 31, 2015	2,210	971	105	8,317	(419)

1) The company acquired loans from banks. The loans were part of the company’s ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.

2) Deposits made by the company.

3) Guarantees issued by the company to support the Norwegian export industry. See note 28.3.

4) Guarantees related to the loans described in footnote 1 provided to the company from the related parties.

6) The Portfolio Hedge Agreement is described in note 12. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.

7) Balance at January 1, 2014, has been changed in 2014, due to internal corrections.

In addition to the transactions reflected in the above table, Eksportfinans’ three major owner banks have extended a committed liquidity facility of USD 250 million to the company. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2016. When renewed, the amount was reduced from USD billion to USD 250 million. Eksportfinans has not utilized this credit facility.

All transactions with related parties are made on market terms.

33	REMUNERATION

Auditors’ remuneration:

PARENT COMPANY / GROUP
(NOK million)	2016	2015	2014
Audit services	1.8	2.1	1.6
Audit fees related to SEC filing in USA	1.1	1.3	1.5
Total Audit Services	2.9	3.4	3.1
All other	0.2	0.4	0.3
TOTAL	3.1	3.8	3.4

Remuneration to the Management Group:

PARENT COMPANY / GROUP
	Salary	Incentive scheme paid	Stay on bonus paid 3)	Other taxable benefits	Pension cost	Total	Loans 2)
(NOK thousands)	2016
Geir O. Bergvoll 1)	3,004	0	0	176	70	3,250	0
Hagen, Martine Mills	1,819	0	983	175	666	3,643	0
Feiring, Jens O.	1,728	0	0	175	67	1,970	0
Grøm, Christian	1,576	0	418	207	550	2,751	0
Olsen, Geir Ove	1,519	0	617	206	587	2,929	0
Lindbæk, Elise	1,374	0	553	169	365	2,461	658
TOTAL	11,020	0	2,571	1,108	2,305	17,004	658

1) The CEO has a severance package covering salary for 12 months in the event that the employment is terminated by the company within 31. December 2017. The agreed retirement age is 67 years and the CEO is a member of the company’s defined contribution pension scheme.

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

1) The CEO has a severance package covering salary for 12 months in the event that the employment is terminated by the company within 31. December 2017. The agreed retirement age is 67 years and the CEO is a member of the company’s defined contribution pension scheme.

2) The loans have the same terms as other loans to employees.

3) The Stay on bonus program was established in 2012.

Members of the Management Group have individual agreements on pensionable age upon reaching the age of 62-65 years with 70 percent of salaries and are also members of the ordinary pension scheme.

Remuneration to Board of Directors and Audit Committee 4):

PARENT COMPANY / GROUP					PARENT COMPANY / GROUP				PARENT COMPANY / GROUP
	2016				2015				2014
(NOK thousands)	Board of Directors	Audit Committee	Remuneration Committee1)	Total	Board of Directors	Audit Committee	Remuneration Committee 1)	Total	Board of Directors	Audit Committee	Remuneration Committee 1)	Total
Bergvoll, Geir	0	0	0	0	292	0	11	303	375	0	16	391
Carlsen, Sigurd	361	0	23	384	292	63	6	361	304	56	0	360
Bakker, Tone Lunde	248	49	0	297	240	47	0	287	266	45	0	311
Blystad, Marianne H.	248	25	6	279	240	47	0	287	266	30	5	301
Berg, Christian	289	25	11	325	247	0	17	264	266	-	11	277
Berg, Bjørn	248	65	0	313	60	12	0	72	0	0	-	-
Hollingsæter, Bodil	0	0	0	0	80	24	0	104	266	45	-	311
Aker, Live Haukvik	0	0	0	0	80	0	6	86	266	20	11	297
Rune Helgeland 2)	248	0	0	248	240	0	0	240	200	0	0	200
Østbø, Tor 3)	0	0	0	0	0	0	0	0	67	0	0	67
Total	1,642	163	40	1,845	1,771	192	39	2,002	2,276	196	43	2,515

1) The Remuneration Committee was established in December 2010. The first remuneration paid was in 2012.

2) In addition to ordinary salary amounting to NOK 1.81 million in 2016 and NOK 1,79 million in 2015.

3) Remuneration paid in 2016 and 2015 – for work conducted in 2015 and 2014

Remuneration to Council of Representative * :

PARENT COMPANY / GROUP
(NOK thousands)	2016	2015	2014
Alhaug, Frode	87	63	61
Riise, Sandra	44	32	31
Lundevik, Gro Elisabeth	30	27	7
Krokeide, Elisabeth	30	27	26
Nordli, Peder	17	27	26
Kapstad, Petter	30	0	26
Møller, Marius Juul	30	0	20
Bergskaug, Geir	9	20	13
Sture, Eldbjørg	16	0	26
Vik, Torbjørn	30	13	26
Tostrup, Trond	30	13	20
Mellem, Irene N.	20	7	13
Guttelvik, Ottar B.	37	0	20
Hongseth, Unni Karlsen	0	0	8
Pedersen, Jørn	0	0	1
Arntsen, Ingelise	0	0	1
Eidesvik, Toril	0	0	1
Heiberg, Richard	0	0	1
Total	410	316	327

Remuneration to Control Committee *:

PARENT COMPANY / GROUP
(NOK thousands)	2016	2015	2014
Kapstad, Petter	148	114	110
Sture, Eldbjørg	98	75	72
Guttelvik, Ottar B.	98	75	72
Møller, Marius Juul	98	75	72
Total	440	339	326

Remuneration to Election Committee * :

(NOK thousands)	2016	2015	2014
Alhaug, Frode	24	19	19
Utvik, Knut J.	0	4	4
Teksum, Leif	0	4	4
Bratheim, Ingrid	8	4	4
Næss, Bjørn Erik	8	0	0
Georg Rabl	4	0	0
Total	44	31	31

*) Remuneration paid in 2015 and 2014 – for work conducted in 2014 and 2013

34	NUMBER OF EMPLOYEES

PARENT COMPANY/GROUP
	Dec. 31,2016	Dec. 31,2015	Dec. 31,2014
Number of employees	29	44	48
Number of man-years	29	43	48

35	CONTINGENCIES

In light of the fact that the company after November 2011 has made no new government supported loans, Eksportfinans argued that certain historical practices and procedures concerning settlement for prepaid loans made under the 108 agreement no longer were appropriate. In light of the same fact, the Ministry of Trade, Industry and Fisheries asserted that the fixed gross margin which Eksportfinans is guaranteed under the 108 Agreement should be reviewed and reduced. As the ministry and the company did not agree, these matters were, in accordance with the 108 agreement, referred to a court of arbitration. In June 2016, the court of arbitration ruled on these issues. In the matter of the fixed gross margin, the court ruled in favor of Eksportfinans. In the matter of prepayments of government supported loans, the court ruled in favor of the ministry. Eksportfinans is now discussing with the ministry on the financial effects on this ruling. As per December 31, 2016, Eksportfinans has made provisions of NOK 220 million regarding this matter.

36	REGULATORY FRAMEWORK

In 2012, related to regulations concerning the calculation of exposures to a single client, the Norwegian FSA granted extended time limits for loans which would otherwise have been in breach of the regulations. The exemption is no longer remaining, as all loans have reached the regulatory level through scheduled repayments of principal.

37	EVENTS AFTER BALANCE SHEET DATE

There are no events after the balance sheet date materially affecting the financial statements.

